Form 20-F
period 2018-12-31
KOREA ELECTRIC POWER CORP
filed 2019-04-30
CIK 887225

As filed with the Securities and Exchange Commission on April 30, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Yoon Hye Cho, +82 61 345 4213, yoonhye.cho@kepco.co.kr, +82 61 345 4299

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:    Yes  ☑    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files):    Yes  ☑    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

ii

CERTAIN DEFINED TERMS AND CONVENTIONS

All references to “Korea” or the “Republic” in this annual report on Form 20-F, or this annual report, are references to the Republic of Korea. All references to the “Government” in this annual report are references to the government of the Republic. All references to “we,” “us,” “our,” “ours,” the “Company” or “KEPCO” in this annual report are references to Korea Electric Power Corporation and, as the context may require, its subsidiaries, and the possessive thereof, as applicable. All references to “the Ministry of Trade, Industry and Energy” and “the Ministry of Economy and Finance” include the respective predecessors thereof. All references to “tons” are to metric tons, equal to 1,000 kilograms, or 2,204.6 pounds. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. All references to “IFRS” in this annual report are references to the International Financial Reporting Standards as issued by the International Accounting Standard Board. Unless otherwise stated, all of our financial information presented in this annual report has been prepared on a consolidated basis and in accordance with IFRS.

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

Item 3.A. Selected Financial Data

The selected consolidated financial data set forth below as of and for the years ended December 31, 2014, 2015, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.

You should read the following data with the more detailed information contained in Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements included in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

Consolidated Statement of Comprehensive Income (Loss) Data

	2014		2015		2016		2017		2018		2018
	(in billions of Won and millions of US$, except per share data)(1)
Sales	￦	57,123	￦	58,582	￦	59,763	￦	59,336	￦	60,033	$53,943
Cost of sales		49,763		45,458		45,550		52,099		58,208	52,303
Gross profit		7,360		13,124		14,213		7,237		1,825	1,640
Selling and administrative expenses		1,924		2,153		2,639		2,763		2,628	2,362
Other income, net		666		699		652		689		739	664
Other gains (losses), net		107		8,611		70		157		(621)	(558)
Operating profit (loss)		6,209		20,281		12,296		5,320		(685)	(616)
Finance expense, net		(2,255)		(1,832)		(1,646)		(1,596)		(1,674)	(1,504)
Income (loss) before income taxes		4,229		18,656		10,513		3,614		(2,001)	(1,798)
Income tax (expense) benefit		(1,430)		(5,239)		(3,365)		(2,173)		826	742
Profit (loss) for the period		2,799		13,416		7,148		1,441		(1,175)	(1,056)
Other comprehensive income (loss)		(358)		34		(2)		(95)		(107)	(96)
Total comprehensive income (loss)		2,441		13,450		7,146		1,346		(1,282)	(1,152)
Profit (loss) attributable to:
Owners of the Company		2,687		13,289		7,048		1,299		(1,315)	(1,182)
Non-controlling interests		112		127		100		142		140	126
Total comprehensive income (loss) attributable to:
Owners of the Company		2,336		13,308		7,042		1,230		(1,426)	(1,281)
Non-controlling interests		105		142		104		116		144	129
Earnings (loss) per share
Basic(2)		4,290		20,701		10,980		2,023		(2,048)	(1.84)
Earnings (loss) per ADS
Basic(2)		2,145		10,351		5,490		1,012		(1,024)	(0.92)
Dividends per share		500		3,100		1,980		790		—	—

Consolidated Statements of Financial Position Data

	As of December 31,
	2014		2015		2016		2017		2018		2018
	(in billions of Won and millions of US$, except share and per share data)(1)
Net working capital deficit(3)	￦	(4,780)	￦	(686)	￦	(5,031)	￦	(4,283)	￦	(2,096)	$(1,883)
Property, plant and equipment, net		135,812		141,361		145,743		150,882		152,743	137,248
Total assets		163,708		175,257		177,837		181,789		185,249	166,456
Total shareholders’ equity		54,825		67,942		73,051		72,965		71,093	63,881
Equity attributable to owners of the Company		53,601		66,634		71,724		71,682		69,744	62,669
Non-controlling interests		1,224		1,308		1,327		1,283		1,349	1,212
Share capital		3,210		3,210		3,210		3,210		3,210	2,884
Number of common shares as adjusted to reflect any changes in capital stock		641,964,077		641,964,077		641,964,077		641,964,077		641,964,077	641,964,077
Long-term debt (excluding current portion)		55,720		50,907		44,700		45,624		53,073	47,689
Other long term liabilities		31,563		33,697		35,347		39,776		39,242	35,261

Notes:

(1)

The financial information denominated in Won as of and for the year ended December 31, 2018 has been translated into U.S. dollars at the exchange rate of Won 1,112.9 to US$1.00, which was the Noon Buying Rate as of December 31, 2018.

(2)

Basic earnings (loss) per share are calculated by dividing net income available to holders of our common shares by the weighted average number of common shares issued and outstanding for the relevant period. Basic earnings (loss) per ADS have been computed as if all of our issued and outstanding common shares are represented by ADSs during each of the years presented. Each ADS represents two common shares. Dilutive earnings (loss) per share were the same as basic earnings (loss) per share for the years ended December 31, 2014 through 2018 since there were no potential dilutive instruments.

(3)

Net working capital is defined as current assets minus current liabilities. For the periods indicated, current liabilities exceeded current assets, which resulted in working capital deficit for such periods.

Currency Translations and Exchange Rates

In this annual report, unless otherwise indicated, all references to “Won,” “KRW” or “￦” are to the currency of Korea, all references to “U.S. dollars,” “Dollars,” “USD”, “$” or “US$” are to the currency of the United States of America; all references to “Euro” or “€” are references to the currency of the European Union; all references to “Yen” or “¥” are references to the currency of Japan; all references to “A$” are to the currency of Australia; and all references to “RMB” are to the currency of the People’s Republic of China. Unless otherwise indicated, all translations from Won to U.S. dollars were made at Won 1,112.9 to US$1.00, which was the noon buying rate of the Federal Reserve Board (the “Noon Buying Rate”) in effect as of December 31, 2018, which rates are available on the H.10 statistical release of the Federal Reserve Board. On April 18, 2019, the Noon Buying Rate was Won 1,136.2 to US$1.00. The exchange rate between the U.S. dollar and Korean Won may be highly volatile from time to time and the U.S. dollar amounts referred to in this annual report should not be relied upon as an accurate reflection of our results of operations. No representation is made that the Won or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2014	1,090.9	1,054.0	1,117.7	1,008.9
2015	1,169.3	1,133.7	1,196.4	1,063.0
2016	1,203.7	1,160.5	1,242.6	1,090.0
2017	1,067.4	1,141.6	1,207.2	1,067.4
2018	1,112.9	1,099.3	1,141.7	1,054.6
October	1,140.8	1,130.9	1,141.7	1,112.4
November	1,118.6	1,125.7	1,132.3	1,117.5
December	1,112.9	1,122.4	1,133.2	1,108.8
2019 (through April 18)	1,136.2	1,127.0	1,143.3	1,111.8
January	1,111.8	1,120.3	1,129.5	1,111.8
February	1,124.7	1,121.8	1,128.0	1,116.1
March	1,136.3	1,131.6	1,138.1	1,126.5
April (through April 18)	1,136.2	1,136.4	1,143.3	1,131.7

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

In 2018, fuel costs constituted 34.5% of our cost of sales, and the ratio of fuel costs to our sales was 33.5%. Our generation subsidiaries purchase substantially all of the fuel that they use (except for anthracite coal) from suppliers outside Korea at prices determined in part by prevailing market prices in currencies other than Won. For example, most of the bituminous coal requirements (which accounted for approximately 52.6% of our fuel requirements in 2018 in terms of electricity output) are imported principally from Indonesia, Australia, Russia and, to a lesser extent, South Africa and others, which accounted for approximately 35%, 30%, 14%, 8% and

13%, respectively, of the annual bituminous coal requirements of our generation subsidiaries in 2018. Approximately 83% of the bituminous coal requirements of our generation subsidiaries in 2018 were purchased under long-term contracts and the remaining 17% from the spot market. Pursuant to the terms of our long-term supply contracts, prices are adjusted periodically based on prevailing market conditions. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited duration. See Item 4.B. “Business Overview—Fuel.”

The prices of our main fuel types, namely, bituminous coal, oil and liquefied natural gas, or LNG, fluctuate, sometimes significantly, in tandem with their international market prices. For example, the average daily spot price of “free on board” Newcastle coal 6300 GAR published by Platts increased from US$88.3 per ton in 2017 to US$107.7 per ton in 2018 and decreased to US$84.0 per ton as of April 18, 2019. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil increased from US$53.1 per barrel in 2017 to US$69.3 per barrel in 2018 and to US$70.4 per barrel as of April 18, 2019. Furthermore, because the prices of LNG are dependent on the price of crude oil, an increase in such fuel prices can result in an increase in the prices of LNG, which, in turn, affect the cost of purchasing electricity from independent power producers. We cannot assure you that fuel prices will remain stable or will not significantly increase in the remainder of 2019 or thereafter. In addition, effective from January 1, 2020, the International Maritime Organization regulation referred to as IMO 2020 will mandate, among other requirements, a reduction in the fuel sulfur content cap from 3.5% currently to 0.5%. The implementation of new environmental regulations, such as IMO 2020, is expected to significantly increase the operating cost of the shipping lines, which are expected to pass on these additional costs to customers like us via higher freight rates. If fuel prices increase substantially in the future within a short span of time, our generation subsidiaries may be unable to secure requisite fuel supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers may cause our generation subsidiaries to purchase fuel on the spot market at prices higher than the prices available under existing supply contracts, which would result in an increase in fuel costs.

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

The Government may also set or adjust electricity tariff rates that may not be necessarily responsive to fuel price movements. For example, effective January 1, 2017, the Government made several adjustments to the existing rate structure in order to ease the burden of electricity tariff on residential consumers as well as promote the use of renewable energy. First, the progressive rate structure applicable to the residential sector, which applies a gradient of increasing tariff rates for heavier electricity usage, was changed from a six-tiered structure with the highest rate being no more than 11.7 times the lowest rate (which gradient system has been in place since 2005) into a three-tiered structure with the highest rate being no more than three times the lowest rate, in order to reflect the changes in the pattern of electricity consumption and reduce the electricity charges payable by consumers. Second, a new tariff structure was implemented to encourage energy saving by offering rate discounts to residential consumers that voluntarily reduce electricity consumption while charging special high rates to residential consumers with heavy electricity consumption during peak usage periods in the summer and the winter. Third, a temporary rate discount will apply during 2017 to 2019 to investments in environmentally friendly facilities such as energy storage systems, renewable energy and electric cars. The temporary rate discount to investments in energy storage systems and renewable energy was extended until 2020. Additionally, during July and August 2018, the Government reduced residential electricity charges by temporarily relaxing the application of the current tariff structure and offering higher rate discounts to economically or otherwise disadvantaged households to ease the burden on households that have significantly increased their use of air conditioners during a heatwave. Such adjustments may lower our revenues from the sale of electricity and accordingly have a material adverse effect on our results of operation, financial condition and cash flows.

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

In August 2010, the Ministry of Trade, Industry and Energy announced the Proposal for the Improvement in the Structure of the Electric Power Industry, which was designed to promote responsible management by and improve operational efficiency of government-affiliated electricity companies by fostering competition among them. Pursuant to this proposal, while our six generation subsidiaries continued to be our wholly-owned subsidiaries, in January 2011 the six generation subsidiaries were officially designated as “market-oriented public enterprises” (same as us) under the Act on the Management of Public Institutions, whereupon the President of Korea appoints the president and the standing director who is to become a member of the audit committee of each such subsidiary; the selection of non-standing directors of each such subsidiary is subject to approval by the minister of the Ministry of Economy and Finance; the president of each such subsidiary is required to enter into a management contract directly with the minister of the Ministry of Trade, Industry and Energy; and the Public Agencies Operating Committee (which is comprised largely of Government officials and those recommended by Government officials) conducts performance evaluation of such subsidiaries. Previously, our president appointed the president and the statutory auditor of each such subsidiary; the selection of non-standing directors of each such subsidiary was subject to approval by our president; the president of each such subsidiary entered into a management contract with our president; and our evaluation committee conducted performance evaluation of such subsidiaries. As a result of these changes, our six generation subsidiaries took on additional operational responsibilities and management autonomy with respect to construction and management of generation units and procurement of fuel, while we as the parent company continued to oversee and coordinate, among others, finances, corporate governance, overseas businesses, including nuclear export technology and overseas resource development, that jointly affect us and our generation subsidiaries. See also Item 16G. “Corporate Governance—The Act on the Management of Public Institutions—Applications of the Act on Our Generation Subsidiaries,”

In June 2016, the Government announced the Proposal for Adjustment of Functions of Public Institutions (Energy Sector) for the purpose of streamlining the operations of government-affiliated energy companies by discouraging them from engaging in overlapping or similar businesses with each other, reducing non-core assets and activities and improving management and operational efficiency. The initiatives contemplated in this proposal that would affect us and our generation subsidiaries include the following: (i) the generation companies should take on greater responsibilities in overseas resource exploration and production projects as these involve procurement of fuels necessary for electricity generation while fostering cooperation among each other through closer coordination, (ii) KHNP should take a greater role in export of nuclear technology, and (iii) the current system of retail sale of electricity to end-users should be liberalized to encourage more competition. In accordance therewith, we transferred a substantial portion of our assets and liabilities in our overseas resource business to our generation subsidiaries as of December 31, 2016. In addition, pursuant to this Proposal, we considered a sale in the public market of a minority of our shares in our five non-nuclear generation subsidiaries, KEPCO KDN and KHNP. However, the planned sales have been put on hold, primarily due to prevailing market conditions. In any event, we plan to maintain a controlling stake in each of these subsidiaries.

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

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity and transmission infrastructure based on the Basic Plan Relating to the Long-Term Supply and Demand of Electricity, or the Basic Plan, which is generally revised and announced every two years by the Government. In July 2015, the Government announced the Seventh Basic Plan relating to the future supply and demand of electricity, focusing on stable supply of electricity and increasing the portion of low carbon electricity supply sources, among others. In December 2017, the Government announced the Eighth Basic Plan to revise the Seventh Basic Plan, for the former to be effective for the period from 2017 to 2031. The Eighth Basic Plan focuses on, among other things, (i) decreasing the reliance on nuclear and coal-based supply sources, (ii) increasing utilization of renewable energy sources and (iii) balancing the existing cost-based pool system of purchase of electricity with an environmentally-focused pool system. Furthermore, the Eighth Basic Plan includes the following implementing measures: (i) six new nuclear generation units in a planning stage would not be constructed, (ii) extension of life of 10 decrepit nuclear generation units would not be granted, (iii) Wolsong #1 unit is not counted as part of domestic energy generation capacity, (iv) seven decrepit coal-fired generation plants will be retired by 2022, (v) six other coal-fired generation plants shall be converted to LNG fuel use and (vi) domestic renewable energy generation capacity shall be expanded to 58.5 gigawatts by 2030.

In January 2014, prior to the announcement of the Seventh Basic Plan, the Ministry of Trade, Industry and Energy adopted the Second Basic National Energy Plan following consultations with representatives from civic groups, the power industry and academia. The Second Basic National Energy Plan, which is a comprehensive plan that covers the entire spectrum of energy industries in Korea, covers the period from 2014 to 2035 and focuses on the following six key tasks: (i) shifting the focus of energy policy to demand management with a goal of reducing the growth of electricity demand by 15% by 2035 through efficiency enhancement programs compared to the projected growth in the absence of such efficiency enhancement programs, (ii) establishing a geographically decentralized electricity generation system so as to reduce transmission losses with a goal of supplying at least 15% of total electricity through such system by 2035, (iii) applying latest greenhouse gas emission reduction technologies to newly constructed generation units in order to further promote safety and environmental friendliness, (iv) strengthening resource exploration and fuel procurement capabilities to enhance Korea’s energy security, (v) ensuring stable supply of energy and increasing the portion of electricity supplied from renewable sources to 11% by 2035, (vi) reinforcing the system for stable supply of conventional energy, such as oil and gas, and (vii) introducing in 2015 an energy voucher system in lieu of a tariff discount system for the benefit of consumers in the low income group. In addition, the Second Basic National Energy Plan revised the target level of electricity generated by nuclear sources as a percentage of total electricity generated to 29%, compared to 41% under the First Basic National Energy Plan announced in 2008, which covered the period from 2008 to 2030. In March 2018, the Government announced its plan to establish the Third Basic National Energy Plan and formed a working group consisting of government and industry officials and civilian experts. On November 7, 2018, the working group submitted its set of recommendations to the Ministry of Trade, Industry and Energy, and the formal discussions regarding the Third Basic National Energy Plan are ongoing.

We cannot assure that the Eighth Basic Plan, the Second Basic National Energy Plan, or their respective successor plans will successfully achieve their intended goals, the foremost of which is to ensure, through carefully calibrated capacity expansion and other means, balanced overall electricity supply and demand in Korea to end users while promoting efficiency and environmental friendliness in the consumption and production of electricity. If there is significant variance between the projected electricity supply and demand considered in planning our capacity expansions and the actual electricity supply and demand, or if these plans otherwise fail to meet their intended goals or have other unintended consequences, this may result in inefficient use of our capital, and undue financing costs on the part of us and our generation subsidiaries, among others, which may have a material adverse effect on our results of operations, financial condition and cash flows.

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

In recent years, partly driven by growing public awareness and sensitivity toward climate change and other environmental issues as well as in an effort to capture the economic and social potential associated with renewable energy and “new energy”-related industries (such as smart grids, energy storage systems and electrical vehicles, among others), the Government has introduced and implemented a number of new measures designed to reduce carbon emission, minimize environmental damage and spur related business opportunities. Some key examples of such Government initiatives pertinent to our and our generation subsidiaries’ operations are as follows:

•

Carbon Emission Trading System, Related Emission Reduction Targets and the Greenhouse Gas Reduction Roadmap. In accordance with the Act on Allocation and Trading of Greenhouse Gas Emission Allowances, enacted in March 2013, the Government is currently in the process of implementing a carbon emission trading system under which the Government will allocate the amount of permitted carbon emission to companies by industry and a company whose business emits more carbon than the permitted amount may purchase the right to emit more carbon through the carbon emission trading exchange. This system is expected to be implemented in three stages. During the first phase (2015 to 2017), the Government set up and made a test run of the trading system to ensure its smooth operation; during this phase, the carbon emission rights were allocated without charge. In July 2018, the Government released the allocation plan for the second phase (2018 to 2020). During the second phase, 97% of the carbon emission rights may be allocated free of charge, with 3% allocated through an auction. During the third phase (2021 to 2025), the Government plans to run the system on an expanded scale with aggressive carbon emission reduction targets, with 10% of the carbon emission rights allocated through an auction. In December 2016, the Government announced the Climate Change Response Initiatives and 2030 National Greenhouse Gas Reduction Roadmap, which set forth the carbon emission trading system as one of the primary means to reach the emission and greenhouse gas reduction targets of the policies. The 2030 National Greenhouse Gas Reduction Roadmap was amended on July 24, 2018 and sets forth a national target of greenhouse gas level as 536 million tons in the aggregate, representing a 37% reduction from the base case projection of greenhouse gas in 2030. In the electricity conversion sector, greenhouse gas reduction of 24 million tons (with a potential additional reduction of 34 million tons) is requested by year 2030, and our business is classified as part of this sector. The additional potential reduction amount will be confirmed prior to the finalization of the Government’s 2020 Nationally Determined Contributions (NDCs). Adhering to such emission and greenhouse gas reduction requirement may result in our incurring significant compliance costs.

•

Regulation of Coal-Fired Generation Units. As a measure to address the high level of particulate matter pollution, the Government temporarily suspended the operations of eight coal-fired generation units that are 30 years or older throughout the month of June 2017. Subsequently, in July 2017, two of these units were shut down completely and one unit switched fuel from coal to wood pallets. One of these units stopped its operation in January 2019 for switching fuel to wood pallets. As part of the Comprehensive Measures against Particulate Matter and the Eighth Basic Plan, announced by the Government in September 2017 and December 2017, respectively, the Government set forth the following policy directions relating to coal-fired generation units: (i) two coal-fired generation units scheduled for construction and four existing coal-fired generation units shall convert to LNG fuel use, (ii) in principle, construction of new coal-fired generation units shall not be planned, (iii) seven of the coal-fired generation units that are 30 years or older will be shut down on an accelerated schedule, (iv) beginning in 2018, coal-fired generation units that are 30 years or older shall temporarily cease operations from March through June of each year, (v) coal-fired generation units shall be put through comprehensive functional and environmental upgrades and (vi) coal-fired generation units shall be subject to emission standards that came into effect in January 2019 that are twice as more rigorous than the previous standards. In October 2018, the Government introduced a pilot regulation to lower the output of 35 coal-fired power plants to approximately 80% of their capacity that emit more than a certain amount of particulate matter. The regulation was formally implemented in January 2019, targeting 40 coal-fired power plants with high emissions of particulate matter. From March to June 2019, the scope expanded to cover 60 units in total. In addition, coal-fired generation units scheduled for preventive maintenance during the second half of 2019 will be required to undertake such maintenance earlier in the spring of 2019. Although such plans may be subject to change, compliance with such measures is expected to result in our incurring costs, including in connection with adherence to more stringent particulate matter pollution regulations, retrofitting and overall replacement of environmental facilities.

•

Coal Consumption Tax. In January 2014, largely based on policy considerations of tax equity among different fuel types as well as environmental concerns, the Ministry of Economy and Finance announced that, effective July 1, 2014, consumption tax will apply to bituminous coal, which previously was not subject to consumption tax unlike other fuel types such as LNG or bunker oil. Pursuant to the amended Individual Consumption Tax Act effective as of April 1, 2019, which involved an increase of the unit tax rate for coal by Won 10 per kilogram across the board, the base tax rate (which is subject to certain adjustments) is Won 46 per kilogram for bituminous coal; however, due to concerns on the potential adverse effect on industrial activities, the applicable tax rate is applied differently based on the net heat generation amount. The currently applicable tax rate for bituminous coal is Won 43 per kilogram for net heat generation of less than 5,000 kilocalories, Won 46 per kilogram for net heat generation of 5,000 to 5,500 kilocalories and Won 49 per kilogram for net heat generation of 5,500 kilocalories or more. In contrast, the consumption tax and surcharge on importation of LNG decreased by Won 48 and Won 20.4 per kilogram, respectively, which came into effect in April 2019. The currently applicable consumption tax rate and surcharge on importation of LNG are Won 12 and Won 3.8 per kilogram, respectively. We expect an increase in our overall fuel costs, as bituminous coal currently represents the largest fuel type for our electricity generation, while the decrease in consumption tax and surcharge on importation of LNG will result in a decrease of our power purchase cost.

•

Renewable Portfolio Standard. Under this program, each of our generation subsidiaries is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy or, in case of a shortfall, purchase a corresponding amount of a Renewable Energy Certificate (a form of renewable energy credit) from other generation companies whose renewable energy generation surpass such percentage. The target percentage was 3.0% in 2015, 3.5% in 2016, 4.0% in 2017, 5.0% in 2018, 6.0% in 2019 and will incrementally increase to 10.0% by 2023. Fines are to be levied on any subsidiary that fails to do so in the prescribed timeline. In 2017, all six of our generation subsidiaries met the target through renewable energy generation and/or the purchase of a Renewable Energy Certificate. Compliance by our generation subsidiaries of the 2018 target is currently under evaluation, and if any generation subsidiary is found to have failed to meet the target for 2018 or for subsequent years, such generation subsidiary may become subject to fines. Additionally, as the target percentage is subject to change, changes to the target percentage may result in additional expenses for our generation subsidiaries.

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

•

Environmental and safety considerations in electricity supply and demand planning. In March 2017, the Electric Utility Act was amended to the effect that starting in June 2017, future national planning for electricity supply and demand in Korea should consider the environmental and safety impacts of such planning. However, to-date, no specific guidelines have been provided by the Government as to how to implement this provision, and it is therefore difficult to assess in advance what impact such provision will have on our business, results of operations or financial condition.

Complying with these Government initiatives and operating programs in furtherance thereof has involved and will likely involve significant costs and resources on our part. We and our generation subsidiaries could also become subject to substantial fines and other forms of penalties for non-compliance. There is no assurance that, particularly given the wide-ranging policy priorities for the Government, it will in fact raise the electricity tariff to a level sufficient to fully cover additional costs associated with implementing and operating these programs and otherwise complying with these programs, do so on a timely basis or at all. If the Government does not do so or provide us and our generation subsidiaries with other forms of assistance to offset the costs involved, our results of operation, financial condition and cash flows may be materially and adversely affected.

See Item 4.B. “Business Overview—Environmental Programs.”

We may require a substantial amount of additional indebtedness to refinance existing debt and for future capital expenditures.

We anticipate that a substantial amount of additional indebtedness will be required in the coming years in order to refinance existing debt, make capital expenditures for construction of generation plants and other facilities and/or make acquisitions, invest in renewable energy and the “new energy industry” projects and fund our overseas businesses. In 2016, 2017 and 2018, our capital expenditures in relation to the foregoing amounted to Won 13,950 billion, Won 13,711 billion and Won 13,695 billion, respectively, and our budgeted capital expenditures for 2019, 2020 and 2021 amount to Won 16,831 billion, Won 19,138 billion and Won 18,804 billion, respectively.

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

We and our generation subsidiaries have undertaken various programs to reduce debt and improve the overall financial health. For further information, see Item 4.B. “Business Overview—Debt Reduction Program and Related Activities.” Despite our best efforts, however, for reasons beyond our control, including macroeconomic environments, government regulations and market forces (such as international market prices for our fuels), we cannot assure whether we or our generation subsidiaries will be able to successfully reduce debt burdens or otherwise improve our financial health to a level that would be optimal for our capital structure. If we or our generation subsidiaries fail to do so or the measures taken by us or our generation subsidiaries to reduce debt levels or improve financial health have unintended adverse consequences, such developments may have an adverse effect on our business, results of operations and financial condition.

The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.

The Won has fluctuated significantly against major currencies from time to time. Even slight depreciation of Won against U.S. dollar and other foreign currencies may result in a material increase in the cost of fuel and equipment purchased by us from overseas since the prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are denominated in currencies other than Won, generally in U.S. dollars. Changes in foreign exchange rates may also impact the cost of servicing our foreign currency-denominated debt. As of December 31, 2018, 17.7% of our long-term debt (including the current portion but excluding issue discounts and premium) without taking into consideration of swap transactions, was denominated in foreign currencies, principally U.S. dollars. In addition, even if we make payments in Won for certain fuel materials and equipment, some of these fuel materials may originate from other countries and their prices may be affected accordingly by the exchange rates between the Won and foreign currencies, especially the U.S. dollar. Since the substantial majority of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign currency-denominated financings or from foreign currency exchange markets to make such purchases or service such debt. As a result, any significant depreciation of Won against the U.S. dollar or other major foreign currencies will have a material adverse effect on our profitability and results of operations.

We may not be successful in implementing new business strategies.

As part of our overall business strategy, we plan to (i) expand clean energy and stabilize electricity supply and demand, (ii) enhance sales profitability and competitiveness, (iii) explore convergence-based new businesses and markets, (iv) secure future strategic technologies and establish infrastructure for digital transformation, and (v) strengthen management efficiency and embody social value.

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

As of December 31, 2018, we and our generation subsidiaries owned approximately 68.3% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use). New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial condition and results of operations.

In particular, we compete with independent power producers with respect to electricity generation. The independent power producers accounted for 26.7% of total power generation in 2018 and 31.7% of total generation capacity as of December 31, 2018. As of December 31, 2018, there were 19 independent power producers in Korea, excluding renewable energy producers. Private enterprises became permitted to own and operate coal-fired power plants in Korea only after the Ministry of Trade, Industry and Energy approved plans for independent power producers to construct coal-fired power plants under the Sixth Basic Plan announced in February 2013. Under the Eighth Basic Plan announced in December 2017, (i) six coal-fired units under construction with aggregate generation capacity of 6,260 megawatts are scheduled to be completed between 2021 and 2022, and (ii) two coal-fired units scheduled for construction shall be converted to LNG fuel use. Currently there are no additional plans for construction of coal-fired power plants by independent power producers beyond 2022. While it remains to be seen whether construction of these generation units will be completed as scheduled, if these units were to be completed as scheduled and/or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease, which may have a material adverse effect on our results of operations and financial condition.

In addition, under the Community Energy System adopted by the Government in 2004, a minimal amount of electricity is supplied directly to consumers on a localized basis by independent power producers outside the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. The purpose of this system is to geographically decentralize electricity supply and thereby reduce transmission losses and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of March 31, 2019, the aggregate generation capacity of suppliers participating in the Community Energy System amounted to less than 1% of that of our generation subsidiaries in the aggregate. We currently do not expect the Community Energy System to be widely adopted, especially in light of the significant level of capital expenditure required for such direct supply. However, if the Community Energy System is widely adopted, it may erode our currently dominant market position in the generation and distribution of electricity in Korea and may have a material adverse effect on our business, results of operations and financial condition.

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

We and each of our generation subsidiaries have separate labor unions. As of December 31, 2018, approximately 69.4% of our and our generation subsidiaries’ employees in the aggregate were members of these labor unions. Since a six-week labor strike in 2002 by union members of our generation subsidiaries in response to a proposed privatization of one of our generation subsidiaries, there has been no material labor dispute. However, we cannot assure you that there will not be a major labor strike or other material disruptions of operations by the labor unions of us and our generation subsidiaries if the Government resumes privatization or other restructuring initiatives or for other reasons, which may adversely affect our business and results of operations.

Furthermore, the Government, as part of a response to low fertility amidst an aging population in Korea and to make the lives of workers more stable, has pledged to reduce the number of non-permanent workers and increase the employment of permanent workers, in part by transitioning from non-permanent to permanent positions in the public sector. In accordance with guidelines announced by the Government in July 2017, we have completed transitioning temporary workers to permanent positions as of December 31, 2018. In addition, we have agreed with the subcontracted workers who provide meter-reading and security services to transition them to permanent positions by establishing subsidiaries and hiring these workers through such subsidiaries. We plan to finalize the measures by the end of 2019. Our generation subsidiaries have partially completed transitioning of non-permanent workers to permanent positions by hiring them for an indefinite period or establishing subsidiaries and hiring them through such subsidiaries. Our thermal generation subsidiaries plan to form a labor-management consultative body to transition the in-house subcontracted workers for the fuel and environmental facilities to permanent positions. Although the Government guidelines suggest that we transition the non-permanent workers to permanent positions within our existing budget for the related business, we cannot assure you that this will not result in increased costs for us or our generation subsidiaries and have an adverse impact on us or our generation subsidiaries’ financial condition and results of operations.

Additionally, domestic and international policy changes may affect our relationship with our employees, such as the Government’s potential ratification of four of the eight essential conventions of International Labor Organization and potential reformation of the public employee wage structure. We cannot assure you that such policy changes will not negatively affect our relationship with our employees, which may in turn adversely affect our business and results of operations.

Operation of nuclear power generation facilities inherently involves numerous hazards and risks, any of which could result in a material loss of revenues or increased expenses.

Through KHNP, we currently operate 23 nuclear-fuel generation units. Operation of nuclear power plants is subject to certain hazards, including environmental hazards such as leaks, ruptures and discharge of toxic and radioactive substances and materials. These hazards can cause personal injuries or loss of life, severe damage to or destruction of property and natural resources, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Nuclear power has a stable and relatively inexpensive cost structure (which is least costly among the fuel types used by our generation subsidiaries) and is the second largest source of Korea’s electricity supply, accounting for 23.4% of electricity generated in Korea in 2018. Due to significantly lower unit fuel costs compared to those for thermal power plants, our nuclear power plants are generally operated at full capacity with only routine shutdowns for fuel replacement and maintenance, with limited exceptions.

From time to time, our nuclear generation units may experience unexpected shutdowns or maintenance-related stoppage. For example, following an earthquake in the vicinity in September 2016, four nuclear generation units at the Wolsong site were shut down for approximately three months as part of a preventive and safety assurance program although these units were not directly affected by the earthquake. Furthermore, the utilization rates of our nuclear generation units fell in 2018 as our nuclear generation units stopped operation for safety and maintenance inspection more frequently in 2018 as compared to 2017, due to strengthening of safety enhancement measures. Any prolonged or substantial breakdown, failure or suspension of operation of a nuclear unit could result in a material loss of revenues, an increase in fuel costs related to the use of alternative power sources, additional repair and maintenance costs, greater risk of litigation and increased social and political hostility to the use of nuclear power, any of which could have a material adverse impact on our financial condition and results of operations.

In addition, heightened concerns regarding the safety of operating nuclear generation units could impede with our ability to operating them for an extended period of time or at all. For example, the nuclear power plant at Wolsong #1 unit began operations in 1982 and ended its operations in 2012 pursuant to its 30-year operating license. In February 2015, the Nuclear Safety and Security Commission (“NSSC”) evaluated the safety of operating Wolsong #1 unit and approved its extended operation until November 2022. However, a civic group filed a lawsuit to annul such decision, and in February 2017, the Seoul Administrative Court ruled against the NSSC. The NSSC appealed this decision, and the civic group filed an injunction to suspend the operation of the Wolsong #1 unit. The civic group’s injunction was denied in July 2017. KHNP, which operated the unit pursuant to the NSSC’s initial decision, has joined this lawsuit. On June 15, 2018, the board of directors of KHNP decided to (i) retire Wolsong #1 unit earlier than planned due to its economic inefficiency and (ii) discontinue the construction of Chunji #1 and #2 as well as Daejin #1 and #2 units. As of December 31, 2018, impairment loss in connection with the property, plant and equipment of Wolsong #1 unit was Won 570,408 million and the provision for decommissioning costs of Wolsong #1 increased by Won 28,196 million, as the timing of actual cash outflows was accelerated due to the shortened operating period. As of December 31, 2018, impairment loss in connection with the property, plant and equipment of Chunji #1 and #2 as well as Daejin #1 and #2 units amounted to Won 38,886 million. Although the board of directors did not make any decisions regarding Shin-Hanul #3 and #4 units, which are new nuclear plants under construction, we cannot assure you that the construction of these units will not be discontinued. As of December 31, 2018, impairment loss in connection with the property, plant and equipment of Shin-Hanul #3 and #4 units was Won 132,725 million. There are ten other nuclear generation units whose life under their initial operating license will expire in the next ten years, or by 2029, and we may find it more difficult to have the life of other nuclear units extended as well. The failure to extend the life of these units would result in a loss of revenues from such units and the increase in our overall fuel costs (as nuclear fuel is the cheapest compared to coal, LNG or oil), which could adversely affect our results of operation and financial condition. Furthermore, in September 2016, Greenpeace and 559 Korean nationals brought a lawsuit against the NSSC to revoke the permit the NSSC granted to KHNP in relation to the construction of Shin-Kori #5 and #6 nuclear generation units. Although the lawsuit was dismissed on February 14, 2019, we cannot assure you that there will not be new challenges to prohibit the construction of these new nuclear units in the future, whereby we may experience a loss of revenues and an increase in fuel costs (as nuclear fuel is the cheapest compared to coal, LNG or oil) as a result of such prohibition, which could adversely affect our results of operation and financial condition.

In order to prevent damages to the nuclear facilities such as a result of the tsunami and earthquake in March 2011 in Japan, KHNP prepared a comprehensive safety improvement plan including, but are not limited to, installing additional automatic shut-down systems for earthquakes, extending coastal barriers for seismic waves, procuring mobile power generators and storage batteries, installing passive hydrogen removers at nuclear facilities and improving the radiology emergency medical system. All follow-up measures were finalized in December 2015. KHNP also developed 10 additional supplementary safety measures by analysis of overseas plants and its current operations and implemented eight of such measures in 2017, with the two remaining measures to be implemented by 2021. However, there is no assurance that a similar or worse natural disaster may require the adoption and implementation of additional safety measures, which may be costly and have a material adverse impact on our financial condition and results of operations.

Subsequently, the Government unveiled its roadmap to shift in energy sources in October 2017 and announced the Eighth Basic Plan to implement such roadmap in December 2017. The Eighth Basic Plan focuses on, among other things, (i) decreasing the reliance on nuclear and coal-based supply sources, (ii) increasing utilization of renewable energy sources and (iii) balancing the existing cost-based pool system of purchase of electricity with an environmentally-focused pool system. Accordingly, six new nuclear generation units in a planning stage (Shin-Hanul #3 and #4, Chunji #1 and #2 and Singyu #1 and #2) would not be constructed, while five new nuclear plants under construction (Shin-Kori #4, #5, #6, Shin-Hanul #1 and #2) shall begin operation by 2024 upon completion of the construction. Future extensions of life of decrepit nuclear generation units would not be granted and the proportion of renewable energy sources would be increased. We cannot assure you that these policies will not have an adverse impact on our or our generation subsidiaries’ financial condition and results of operations.

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

In the course of our operations, we must manage a number of risks, such as regulatory risks, market risks and operational risks. Although we devote significant resources to developing and improving our risk management policies and procedures and expect to continue to do so in the future, our risk management practices may not be fully effective at all times in eliminating or mitigating risk exposures in all market environments or against all types of risk, including risks that are unidentified or unanticipated, such as natural disasters or employee misconduct. For example, in May 2013, the Nuclear Safety and Security Commission (“NSSC”) of Korea discovered that certain parts used in several of our then-operating nuclear generation units had been supplied based on falsified certificates. This discovery led to full internal investigation and investigation by the Prosecutor’s Office, which in turn led to prosecutions and convictions of several current and former employees of KHNP on related and separate bribery charges, as well as termination of the then-president of KHNP as part of a broad disciplinary action. The incident also led to suspended operation of the related nuclear generation units for several months pending safety inspection. A similar incident involving falsified certificates and bribery occurred also in November 2012. We and KHNP have fully cooperated with the authorities in terms of investigations as well as remedial and preventive measures, including enhanced internal compliance policies and procedures.

In April 2019, a forest fire broke out in Goseong in Gangwon Province, about 210 kilometers from Seoul, causing damages to nearby towns, covering approximately 700 hectares. The National Forensic Service has investigated the cause of the fire and has determined that the fire seems to have started by an electrical arc from our utility pole’s wire, which broke as a result of a strong wind. Based on this finding, the police has begun a follow-up investigation, and the Ministry of the Interior and Safety is currently assessing the magnitude of the resulting losses. As the investigations are ongoing and the results of which are uncertain, we cannot assure you that we will not be found accountable for the fire and that the extent of our liabilities from the fire will not be significant, in which event our reputation and results of operations may be adversely affected.

Further, our operational activities like the generation of electricity involve inherent operating risks that may result in accidents involving serious injury or loss of life, environmental damage or property damage. In December 2018, an employee of KOWEPO’s subcontractor died in an accident at a Taean thermal power unit, leading to a public scrutiny and review by the Ministry of Employment and Labor. As a result, KOWEPO was required to halt the operations of three Taean thermal power units (Taean #9 and #10 units as well as Taean Integrated Gasification Combined Cycle (IGCC)) since December 2018. These thermal power units have not resumed their operations yet, and the re-start date is still undecided. We cannot assure you that the suspension of such operations will not result in an adverse impact on our and our subsidiaries’ results of operations.

We believe we and our subsidiaries are in compliance in all material respects with internal compliance policies and procedures and all other additional safety measures initiated internally or required by regulatory and governmental agencies. However, we cannot assure you that, despite all precautionary and reform measures undertaken by us, these measures will prove to be fully effective at all times against all the risks we face or that an incident that could cause harm to our reputation and operation will not happen in the future, including due to factors beyond our control.

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

Substantial liability may result from the operations of our nuclear generation units, the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP carries insurance for its generation units and nuclear fuel transportation, and we believe that the level of insurance is generally adequate and is in compliance with relevant laws and regulations. In addition, KHNP is the beneficiary of Government indemnity that covers damages which the insurance cannot cover. However, such insurance is limited in terms of amount and scope of coverage and does not cover all types or amounts of losses which could arise in connection with the ownership and operation of nuclear plants. Accordingly, material adverse financial consequences could result from a serious accident or a natural disaster to the extent it is neither insured nor covered by the government indemnity.

In addition, our non-nuclear generation subsidiaries carry insurance covering certain risks, including fire, in respect of their key assets, including buildings and equipment located at their respective power plants, construction-in-progress and imported fuel and procurement in transit. Such insurance and indemnity, however, cover only a portion of the assets that these generation subsidiaries own and operate and do not cover all types or amounts of loss that could arise in connection with the ownership and operation of these power plants. In addition, our generation subsidiaries are not permitted to self-insure, and accordingly have not self-insured, against risks of their uninsured assets or business. Accordingly, material adverse financial consequences could result from a serious accident to the extent it is uninsured.

In addition, because neither we nor our non-nuclear generation subsidiaries carry any insurance against terrorist attacks, an act of terrorism would result in significant financial losses. See Item 4.B. “Business Overview—Insurance.”

We may not be able to raise equity capital in the future without the participation of the Government.

Under applicable laws, the Government is required to directly or indirectly own at least 51% of our issued capital stock. As of February 7, 2019, the last day on which our shareholders’ registry was closed, the Government, directly and through Korea Development Bank (a statutory banking institution wholly owned by the Government), owned 51.1% of our issued capital stock. Accordingly, without changes in the existing Korean law, it may be difficult or impossible for us to undertake, without the participation of the Government, any equity financing in the future.

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

As a result of such ruling by the Supreme Court of Korea, we and our subsidiaries became subject to a number of lawsuits filed by various industry-wide and company-specific labor unions based on claims that ordinary wage had been paid without including certain items that should have been included as ordinary wage. In July 2016, the court ruled against us, and in accordance with the court’s ruling, in August 2016 we paid Won 55.1 billion to the employees for three years of back pay plus interest. As of December 31, 2018, 51 lawsuits were pending against our subsidiaries for an aggregate claim amount of Won 152 billion, for which our subsidiaries set aside an aggregate amount of Won 39 billion to cover any potential future payments of additional ordinary wage in relation to the related lawsuits. We cannot presently assure you that the court will not rule against our subsidiaries in these lawsuits, or that the foregoing reserve amount will be sufficient to cover the amounts payable under the court rulings.

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

We are subject to cyber security risk.

Recently, our activities have been subject to an increasing risk of cyber-attacks and information leakages, the nature of which is continually evolving. For example, in December 2014, KHNP became subject to a cyber terror incident. Hackers hacked into the computer network of former KHNP employees and threatened to shut down certain of KHNP’s nuclear plants. The hacking incident did not jeopardize our nuclear operation in any material respect and none of the stolen information was material to our nuclear operation or the national nuclear policy. In response to such incident, we and our subsidiaries have further bolstered anti-hacking and other preventive and remedial measures in relation to potential cyber terror. In December 2018, we have obtained Personal Information Management System certification granted by the Korea Internet and Security Agency. Further, KHNP has established an organization dedicated to nuclear control security in accordance with the Government’s strengthened information security regulation. However, there is no assurance that a similar or more serious hacking or other forms of cyber terror will not happen with respect to us and our generation subsidiaries, which could have a material adverse impact on our business, financial condition and results of operations.

We previously engaged in limited activities relating to Iran and may become subject to sanctions under relevant laws and regulations of the United States and other jurisdictions as a result of such activities, which may adversely affect our business and reputation.

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

In addition to the OFAC sanctions described above, the United States also maintains indirect sanctions under authority of, among others, the Iran Sanctions Act, the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, or CISADA, the National Defense Authorization Act for Fiscal Year 2012, or the NDAA, the Iran Threat Reduction and Syria Human Rights Act of 2012, or ITRA, various Executive Orders, the Iran Freedom and Counter-Proliferation Act of 2012, or IFCA, and the Countering America’s Adversaries Through Sanctions Act, or CAATSA. These indirect sanctions, which we refer to collectively as U.S. secondary sanctions, provide authority for the imposition of U.S. sanctions on foreign parties that provide services in support of certain Iran-related activities.

On July 14, 2015, the so-called “P5+1” powers (consisting of the United States, the United Kingdom, Germany, France, Russia, and China) and the European Union, or the EU, entered into an agreement with Iran known as the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program, or the JCPOA. The JCPOA was intended to significantly restrict Iran’s ability to develop and produce nuclear weapons. Upon implementation of the JCPOA on January 16, 2016 the United States, the EU, and the UN suspended certain nuclear-related sanctions against Iran following an announcement by the International Atomic Energy Agency that Iran had fulfilled its initial obligations under the JCPOA. Most U.S. secondary sanctions concerning Iran were suspended following January 16, 2016.

However, on May 8, 2018, the U.S. Government announced that it was ending its participation in the JCPOA and that it would take steps to re-impose secondary sanctions targeting Iran. Sanctions that had been lifted pursuant to the JCPOA were re-imposed after two wind down periods; one ending on August 6, 2018 and one ending on November 4, 2018. Since November 4, 2018, sanctions that have been lifted pursuant to the JCPOA have been re-imposed. Consequently, dealings with Iran may now subject foreign parties to U.S. secondary sanctions.

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

We previously engaged in limited activities relating to Iran, but all of such activities have been terminated upon the withdrawal of the United States from the JCPOA. We are currently in the process of closing down our representative office in Tehran, Iran, which is expected to take more than one year due to relevant legal procedures. We have announced to all relevant Iranian counterparties, all of which were either the Government of Iran or state-owned enterprises, our intention to terminate all business activities in Iran.

We previously entered into agreement with counterparties in Iran including the following:

•	We engaged Mehr Renewable Energy Company for project design documentation services to register with United Nations Framework Convention on Climate Change our CDM business to be conducted in Iran.

•

Korea Electric Power Research Institute, which is operated by us, entered into cooperation agreements with Iran’s Niroo Research Institute regarding various joint research and development efforts relating to power plants, renewable energy, smart grids and other energy-related technologies.

To the extent any of our subsidiaries have dealings in or relating to Iran, we have internal policies and procedures, as well as a monitoring system, which are designed to prevent and detect violations of applicable laws, including applicable sanctions laws. We do not believe that our previous activities relating to Iran violated OFAC sanctions or were sanctionable under U.S. secondary sanctions, and in any event, we believe we were in compliance with applicable sanctions laws. We believe we were not in violation of any laws concerning re-exports of U.S.-origin goods to Iran.

There can be no guarantee that our previous activities relating to Iran will not be found to violate the OFAC sanctions or involve sanctionable activities under U.S. secondary sanctions, or that any other government will not determine that our activities violate applicable sanctions of other countries. Laws related to Iran sanctions are complex, dynamic, and subject to evolving interpretations by the regulatory authorities.

Certain institutional investors, including state and municipal governments in the United States and universities, as well as financial institutions, have proposed or adopted initiatives regarding investments in companies that do business with countries that are the target of OFAC sanctions, including Iran. Accordingly, as a result of our activities related to Iran, certain investors may not wish to invest in our shares or ADSs or do business with us. In September 2016, the New Jersey Department of the Treasury’s Division of Investment notified of its preliminary determination of divestment pursuant to the New Jersey divestment laws. Such preliminary determination was reversed in February 2017 after we explained such determination was based on incorrect information about our business in Iran. As of February 2019, we were listed on the Iowa Public Employees’ Retirement System’s (IPERS) Iran Prohibited Companies List. Such divestment initiatives and the decision not to invest in, or to divest from our shares or ADSs may have a material negative impact our reputation and the value of our shares or ADSs.

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

In 2018, we purchased 14% of our bituminous coal requirements from Russia. Additionally, we also purchase uranium and uranium separation services from a Russian supplier. In 2018, the total value of all goods and services purchased from Russia was approximately US$1 billion.

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

•	potential escalation of the ongoing trade war between the U.S. and China as each country introduces tariffs on goods traded with the other;

•	social and labor unrest or declining consumer confidence or spending resulting from lay-offs, increasing unemployment and lower levels of income;

•	uncertainty and volatility and further decreases in the market prices of Korean real estate;

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

North Korea’s economy also faces severe challenges, including severe inflation and food shortages, which may further aggravate social and political tensions within North Korea. In addition, reunification of Korea and North Korea could occur in the future, which would entail significant economic commitment and expenditure by Korea that may outweigh any resulting economic benefits of reunification. On April 27, 2018, May 26, 2018 and September 18, 2018, President Moon Jae-in met Kim Jong-un in a summit to discuss, among other matters, denuclearization of the Korean Peninsula. On June 12, 2018, President Donald Trump and Kim Jong-un in turn had an official summit in Singapore and on February 27, 2019, the parties held the second official summit in Hanoi, Vietnam. However, in March 2019, announcement was made that no agreement was reached in the second bilateral summit meeting between the United States and North Korea.

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

Item 4.A. History and Development of the Company

General Information

Our legal and corporate name is Korea Electric Power Corporation. We were established by the Government on December 31, 1981 as a statutory juridical corporation in Korea under the Korea Electric Power Corporation (“KEPCO”) Act as the successor to Korea Electric Company. Our registered office is located at 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea, and our telephone number is 82-61-345-4213. Our website address is www.kepco.co.kr.

Our agent in the United States is Korea Electric Power Corporation, North America Office, located at 7th Floor, Parker Plaza, 400 Kelby Street, Fort Lee, NJ 07024.

The Korean electric utility industry traces its origin to the establishment of the first electric utility company in Korea in 1898. On July 1, 1961, the industry was reorganized by the merger of Korea Electric Power Company, Seoul Electric Company and South Korea Electric Company, which resulted in the formation of Korea Electric Company. From 1976 to 1981, the Government acquired the private minority shareholdings in Korea Electric Company. After the Government acquired all the remaining shares of Korea Electric Company, Korea Electric Company was dissolved, and we were incorporated in 1981 and assumed the assets and liabilities of Korea Electric Company. We ceased to be wholly owned by the Government in 1989 when the Government sold 21% of our common stock. As of February 7, 2019, the last day on which our shareholders registry was closed, the Government maintained 51.1% ownership in aggregate of our common shares by direct holdings by the Government and indirect holdings through Korea Development Bank, a statutory banking institution wholly owned by the Government.

Under relevant laws of Korea, the Government is required to own, directly or indirectly, at least 51% of our capital. Direct or indirect ownership of more than 50% of our outstanding common stock enables the Government to control the approval of certain corporate matters relating to us that require a shareholders’ resolution, including approval of dividends. The rights of the Government and Korea Development Bank as holders of our common stock are exercised by the Ministry of Trade, Industry and Energy, based on the Government’s ownership of our common stock and a proxy received from Korea Development Bank, in consultation with the Ministry of Economy and Finance.

We operate under the general supervision of the Ministry of Trade, Industry and Energy. The Ministry of Trade, Industry and Energy, in consultation with the Ministry of Economy and Finance, is responsible for approving, subject to review by the Korea Electricity Commission, the electricity rates we charge our customers. See Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.” We furnish reports to officials of the Ministry of Trade, Industry and Energy, the Ministry of Economy and Finance and other Government agencies and regularly consult with such officials on matters relating to our business and affairs. See Item 4.B. “Business Overview—Regulation.” Our non-standing directors, who comprise a majority of our board of directors, must be appointed by the Ministry of Economy and Finance following the review and resolution of the Public Agencies Operating Committee (which is established by law and chaired by the minister of the Ministry of Economy and Finance and whose members consist of Government officials and others appointed by the President of the Republic based on recommendation by the minister of the Ministry of Economy and Finance) from a pool of candidates recommended by the director nomination committee. Our president and standing directors who concurrently serve as members of our audit committee must be appointed by the President of the Republic upon the motion of the minister of the Ministry of Trade, Industry and Energy (in the case of our president) and the minister of the Ministry of Economy and Finance (in the case of our standing director who concurrently serves as a member of the audit committee) and following the nomination by our director nomination committee, the review and resolution of the Public Agencies Operating Committee and an approval at the general meeting of shareholders. See Item 6.A. “Directors and Senior Management—Board of Directors” and Item 16G. “Corporate Governance—The Act on the Management of Public Institutions”).

Item 4.B. Business Overview

Introduction

We are an integrated electric utility company engaged in the transmission and distribution of substantially all of the electricity in Korea. Through our six wholly-owned generation subsidiaries, we also generate the substantial majority of electricity produced in Korea. As of December 31, 2018, we and our generation subsidiaries owned approximately 68.3% of the total electricity generation capacity in Korea (excluding plants generating electricity primarily for private or emergency use). In 2018, we sold to our customers 526,149 gigawatt-hours of electricity. We purchase electricity principally from our generation subsidiaries and, to a lesser extent, from independent power producers. Of the 536,287 gigawatt-hours of electricity we purchased in 2018, 24.6% was generated by KHNP, our wholly-owned nuclear and hydroelectric power generation subsidiary, 49.4% was generated by our wholly-owned five non-nuclear generation subsidiaries and 26.0% was generated by independent power producers that trade electricity to us through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us). Our five non-nuclear generation subsidiaries are KOSEP, KOMIPO, KOWEPO, KOSPO and EWP, each of which is wholly owned by us and is incorporated in Korea. We derive substantially all of our revenues and profit from Korea, and substantially all of our assets are located in Korea.

In 2018, we had sales of Won 60,033 billion and net loss of Won 1,175 billion, compared to sales of Won 59,336 billion and net profit of Won 1,441 billion in 2017.

Our revenues are closely tied to demand for electricity in Korea. Demand for electricity in Korea increased at a compounded average growth rate of 2.1% per annum from 2014 to 2018, compared to the real gross domestic product, or GDP, which increased at a compounded average growth rate of 3.0% during the same period, according to the Bank of Korea. During 2018, the GDP growth rate was 2.7%, which was in tandem with the growth in demand for electricity in Korea during the same year, which also grew by 3.6%.

Strategy

As our overall strategy, we seek to become a leading global energy enterprise by actively responding to the market’s demand for a stable supply of clean, safe, affordable and convenient source of energy. To this end, we plan to develop key competencies needed for digital transformation of our operations and energy transition. We also aim to strengthen competitiveness in our core operations and to develop new businesses and markets by focusing on low-carbon and renewable energy projects. We evaluate and renew our mid- to long-term strategy every three years, and in 2019 established the “Vision 2030 Mid- to Long-Term Strategy.” Under this vision, we will aim for sustainable growth of our operations through the supply of clean energy as well as a balanced new industry initiatives with growth potential.

•

Expand clean energy and stabilize electricity supply and demand. We plan to contribute to the Government’s Nationally Determined Contributions (NDCs) by reducing carbon emissions from our generation subsidiaries and leading large-scale projects to promote the use of renewable energy. In addition, we will focus on ensuring smooth and stable connection for the renewable energy as part of our energy networks. We will also seek to enhance the efficiency of our electricity networks through the use of advanced technology.

•

Enhance sales profitability and competitiveness. We will seek to become a market leader through the development of customized tariffs and new services. We will also maintain profitability through the cost-based tariff system and improve the demand-side efficiency to streamline energy use at the national level.

•

Explore convergence-based new businesses and markets. We plan to selectively focus on and pursue profitable new businesses through in-depth market analysis (considering the market environment and our capabilities) to build a business ecosystem. In connection with our overseas business, we plan to explore opportunities to develop low-carbon, renewable energy to expand our market and to diversify our portfolio and provide suitable solutions meeting the different needs of various countries.

•

We will focus on R&D and commercialization of technologies essential to achieving our strategy. We will also create a platform for developing new businesses and enhance the efficiency of our operations based on digital technology.

•

In order to develop a management system suitable for sustainable growth, we will continue to develop sound corporate governance, financial structure and human resources. In addition, we will continue to implement the environment, health and safety management system and focus on fostering shared social values and growth with local communities.

Government Ownership and Our Interactions with the Government

The KEPCO Act requires that the Government own at least 51% of our capital stock. Direct or indirect ownership of more than 50% of our outstanding common stock enables the Government to control the approval of certain corporate matters which require a shareholders’ resolution, including approval of dividends. The rights of the Government and Korea Development Bank as holders of our common stock are exercised by the Ministry of Trade, Industry and Energy in consultation with the Ministry of Economy and Finance. We are currently not aware of any plans of the Government to cease to own, directly or indirectly, at least 51% of our outstanding common stock.

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

Pursuant to the Electric Utility Act amended in December 2000, the Government established the Korea Power Exchange in April 2001. The primary function of the Korea Power Exchange is to deal with the sale of electricity and implement regulations governing the electricity market to allow for electricity distribution through a competitive bidding process. The Government also established the Korea Electricity Commission in April 2001 to regulate the Korean electric power industry and ensure fair competition among industry participants. To facilitate this goal, the Korea Power Exchange established the Electricity Market Rules relating to the operation of the bidding pool system. To amend the Electricity Market Rules, the Korea Power Exchange must have the proposed amendment reviewed by the Korea Electricity Commission and then obtain the approval of the Ministry of Trade, Industry and Energy.

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

In January 2011, the Ministry of Economy and Finance created a “joint cooperation unit” consisting of officers and employees selected from the five thermal power generation subsidiaries in order to reduce inefficiencies in areas such as fuel transportation, inventories, materials and equipment and construction, etc. and allow the thermal power generation subsidiaries to continue utilizing the benefits of economy of scale after split off of our generation business units into separate subsidiaries. The purpose of the joint cooperation unit was to give greater autonomy to the generation subsidiaries with regard to power plant construction and management and fuel procurements, and thereby enhance efficiency in operating power plants. The main functions of the joint cooperation unit are as follows: (i) maintain inventories of bituminous coal through volume exchanges and joint purchases, (ii) reduce shipping and demurrage expenses through joint operation and distribution of dedicated vessels, (iii) reduce costs by sharing information on generation material inventories and (iv) sharing human resources among the five thermal power generation subsidiaries for construction projects, among other things.

Furthermore, in January 2011 the six generation subsidiaries were officially designated as “market-oriented public enterprises,” whereupon the President of Korea appoints the president and the statutory auditor of each such subsidiary; the selection of non-standing directors of each such subsidiary is subject to approval by the minister of the Ministry of Economy and Finance; the president of each such subsidiary is required to enter into a management contract directly with the minister of the Ministry of Trade, Industry and Energy; and the Public Enterprise Management Evaluation Team which is established by the Public Agencies Operating Committee conducts performance evaluation of such subsidiaries. Previously, our president appointed the president and the statutory auditor of each such subsidiary; the selection of non-standing directors of each such subsidiary was subject to approval by our president; the president of each such subsidiary entered into a management contract with our president; and our evaluation committee conducted performance evaluation of such subsidiaries. For further details of the impact of the designation of our generation subsidiaries as “market-oriented public enterprises,” see Item 16G.—Corporate Governance—The Act on the Management of Public Institutions.

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

Purchase of Electricity

Cost-based Pool System

Since April 2001, the purchase and sale of electricity in Korea is required to be made through the Korea Power Exchange, which is a statutory not-for-profit organization established under the Electric Utility Act with responsibilities for setting the price of electricity, handling the trading and collecting relevant data for the electricity market in Korea. The suppliers of electricity in Korea consist of our six generation subsidiaries, which were split-off from us in April 2001, and independent power producers, which numbered 19 (excluding renewable energy producers) as of December 31, 2018. We distribute electricity purchased through the Korea Power Exchange to end users.

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

Notwithstanding the foregoing relationships, however, we do not have control over the Korea Power Exchange or its policies since, among others, (i) the Korea Power Exchange, its personnel, policies, operations and finances are closely supervised and controlled by the Government, namely through the Ministry of Trade, Industry and Energy, and are subject to a host of laws and regulations, including, among others, the Electric Utility Act and the Act on the Management of Public Institutions, as well as the Articles of Incorporation of the Korea Power Exchange, (ii) we are entitled to elect no more than one-third of the Korea Power Exchange directors and our representatives represent only a minority of its board of directors and committees (with the other members being comprised of representatives of the Ministry of Trade, Industry and Energy, employees of the Korea Power Exchange, businesspersons and/or scholars), and (iii) the role of our representatives in the policy making process for the Korea Power Exchange is primarily advisory based on their technical expertise derived from their employment at us or our generation subsidiaries. Consistent with this view, the Finance Supervisory Service issued a ruling in 2005 that stated that we are not deemed to have significant influence or control over the decision-making process of the Korea Power Exchange relating to its business or financial affairs.

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

The capacity price is determined by the Cost Evaluation Committee as a function of the following factors: (i) reference capacity price, (ii) reserve capacity factor, (iii) time-of-the-day capacity coefficient and (iv) since October 2016, fuel switching factor. The time-of-the-day capacity coefficient are determined annually before the end of December for the subsequent 12-months period. The reference capacity price, reserve capacity factor and the fuel switching factor are determined annually before the end of June for the subsequent 12-months period.

The reference capacity price refers to the Won amount per kilowatt-hour payable annually for annualized available capacity indicated in the bids submitted the day before trading (provided that such capacity is actually available on the relevant day of trading), and is determined based on the construction costs and maintenance costs of a standard generation unit and related transmission access facilities, and a base rate for loading electricity. Prior to October 2016, the same reference capacity price applied uniformly to all generation units. Since October 2016, the reference capacity price applies differentially to each generation unit depending on the start year of its commercial operation. Accordingly, the reference capacity price currently ranges from Won 9.17 to 10.07 per kilowatt hour.

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

Vesting Contract System

In May 2014, the Electric Utility Act was amended to introduce a “vesting contract” system in determining the price and quantity of electricity to be sold and purchased between the purchaser of electricity (namely, us) and the sellers of electricity (namely, our generation subsidiaries and independent power producers). Under the vesting contract system, electricity generators using base load fuels (such as nuclear, coal, hydro and by-product gas) at a particular generation unit were to be required to enter into a contract with the purchaser of electricity (namely, us), which specifies, among other things, the quantity of electricity to be generated and sold at a particular generation unit and the price at which such electricity is sold, subject to certain adjustments.

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

Power Trading Results

The results of power trading, as effected through the Korea Power Exchange, for our generation subsidiaries and independent power producers in 2018 are as follows:

	Items	Volume (Gigawatt hours)	Percentage of Total Volume (%)	Sales to KEPCO(2) (in billions of Won)	Percentage of Total Sales (%)	Unit Price (Won/kWh)
Generation Companies	KHNP	131,931	24.6	8,889	17.6	67.38
	KOSEP	64,128	12.0	5,793	11.4	90.33
	KOMIPO	45,569	8.5	4,355	8.6	95.57
	KOWEPO	49,222	9.2	5,020	9.9	101.99
	KOSPO	55,525	10.3	5,700	11.2	102.65
	EWP	50,697	9.4	5,157	10.2	101.72
	Others(1)	139,215	26.0	15,770	31.1	113.28

	Total	536,287	100.0	50,684	100.0	94.51

Energy Sources	Nuclear	126,883	23.7	7,889	15.6	62.18
	Bituminous coal	226,585	42.2	18,793	37.1	82.94
	Anthracite coal	2,420	0.5	258	0.5	106.49
	Oil	6,834	1.3	1,185	2.3	173.37
	LNG/Combined-cycle	144,039	26.9	17,485	34.5	121.39
	Renewables	22,165	4.1	2,161	4.3	97.50
	Hydro	2,762	0.5	302	0.6	109.36
	Pumped storage	3,891	0.7	490	1.0	125.81
	RPS	—	0.0	2,054	4.0	190.14
	Others	708	0.1	67	0.1	96.25

	Total	536,287	100.0	50,684	100.0	94.51

Load	Base load	355,887	66.4	26,940	53.2	75.70
	Non-base load	180,400	33.6	23,744	46.8	131.62

	Total	536,287	100.0	50,684	100.0	94.51

Note:

(1)

Others represent independent power producers that trade electricity through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us).

(2)	Based on the payment made by us through Korea Power Exchange.

Power Purchased from Independent Power Producers Under Power Purchase Agreements

In 2018, we purchased an aggregate of 11,805 gigawatt hours of electricity generated by independent power producers under existing power purchase agreements. These independent power producers had an aggregate generation capacity of 6,474 megawatts as of December 31, 2018.

Power Generation

As of December 31, 2018, we and our generation subsidiaries had a total of 640 generation units, including nuclear, thermal, hydroelectric and internal combustion units, representing total installed generation capacity of 81,362 megawatts. Our thermal units produce electricity using steam turbine generators fired by coal, oil and LNG. Our internal combustion units use oil or diesel-fired gas turbines and our combined-cycle units are primarily LNG-fired. We also purchase power from several generation plants not owned by our generation subsidiaries.

The table below sets forth as of and for the year ended December 31, 2018 the number of units, installed capacity and the average capacity factor for each type of generating facilities owned by our generation subsidiaries.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	23	21,850	65.9
Thermal:
Coal	59	34,218	74.4
Oil	11	2,950	22.2
LNG	—	—	—

Total thermal	70	37,168	70.2

Internal combustion	214	339	17.8
Combined-cycle(3)	110	15,726	34.0
Integrated gasification combined cycle(4)	1	346	56.1
Hydro	58	5,352	11.1
Wind	14	140	15.9
Solar	128	151	13.9
Fuel cell	18	121	49.9
Biogas	3	160	70.7
Others(5)	1	9	75.0

Total	640	81,362	58.7

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
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

	2014	2015	2016	2017	2018	% of 2018 Gross Generation(1)
	(in gigawatt hours, except percentages)
Electricity generated by us and our generation subsidiaries:
Nuclear	156,407	164,762	161,995	148,426	133,505	23.4
Coal	203,765	207,533	207,912	227,186	222,818	39.0
Oil	6,838	8,822	13,055	5,242	5,845	1.0
LNG	568	222	369	220	—	—
Internal combustion	656	633	573	496	528	0.1
Combined-cycle	68,134	45,923	46,477	36,957	46,780	8.2
Hydro	5,976	4,424	4,835	5,263	5,187	0.9
Wind	148	181	186	209	195	0.03
Solar, fuel cells and others	422	420	908	2,485	3,469	0.6

Total generation by us and our generation subsidiaries	442,914	432,920	436,310	426,484	418,327	73.3

Electricity generated by IPPs:
Thermal	63,088	72,316	83,789	103,745	125,830	22.1
Hydro and other renewable	15,968	17,106	20,342	23,238	26,490	4.6

Total generation by IPPs	79,056	89,422	104,131	126,983	152,320	26.7

Gross generation	521,970	522,343	540,441	553,467	570,647	100
Auxiliary use(2)	20,610	21,293	21,605	22,279	22,309	3.9
Pumped-storage(3)	6,644	4,824	4,716	5,477	5,106	0.9

Total net generation(4)	494,716	496,226	514,120	525,711	543,232	95.2

Transmission and distribution losses(5)	18,270	18,063	18,475	18,790	19,359	3.56

IPPs = Independent power producers

Notes:

(1)	Unless otherwise indicated, percentages are based on gross generation.
(2)	Auxiliary use represents electricity consumed by generation units in the course of generation.
(3)	Pumped storage represents electricity consumed during low demand periods in order to store water which is utilized to generate hydroelectric power during peak demand periods.
(4)	Total net generation represents gross generation minus auxiliary and pumped-storage use.

(5)	Transmission and distribution losses represents total transmission and distribution losses divided by total net generation.

The table below sets forth our total capacity at the end of, and peak and average loads during, the indicated periods.

	2014	2015	2016	2017	2018
	(Megawatts)
Total capacity	93,216	94,102	100,180	116,657	117,205
Peak load	80,154	78,790	85,183	85,133	92,478
Average load	59,586	60,284	61,694	63,188	65,142

Korea Hydro & Nuclear Power Co., Ltd.

We commenced nuclear power generation activities in 1978 when our first nuclear generation unit, Kori #1, began commercial operation. On April 2, 2001, all of our nuclear and hydroelectric power generation assets and liabilities were transferred to KHNP.

KHNP owns and operates 23 nuclear generation units at four power plant complexes in Korea, located in Kori, Wolsong, Yonggwang (Hanbit) and Ulchin (Hanul), 51 hydroelectric generation units including 16 pumped storage hydro generation units as well as ten solar generation units and one wind generation unit as of December 31, 2018.

The table below sets forth the number of units and installed capacity as of December 31, 2018 and the average capacity factor by types of generation units in 2018.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	23	21,850	65.9
Hydroelectric	51	5,307	11.2
Solar	10	21	14.86
Wind	1	1	6.1

Total	85	27,179

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)

Average capacity factor represents the total number of kilowatt hours of electricity generated in the indicated period divided by the total number of kilowatt hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.

KHNP commenced commercial operation of Shin-Kori #3, with a 1,400 megawatt capacity, in December 2016. KHNP is currently building five additional nuclear generation units, three at the Shin-Kori and two at Shin-Hanul sites, each with a 1,400 megawatt capacity. KHNP expects to complete these units between 2019 and 2024. In June 2018, the board of directors of KHNP decided to retire Wolsong #1 unit earlier than planned due to the unit’s economic inefficiency. The initial phase of the decommissioning of Kori #1, which primarily involves safety inspections and the removal of spent fuels, has begun after its permanent shutdown in June 2017.

Nuclear

The table below sets forth certain information with respect to the nuclear generation units of KHNP as of December 31, 2018.

Unit(5)	Reactor Type(1)	Reactor Design(2)	Turbine and Generation(3)	Commencement of Operations	Installed Capacity	Average Capacity Factor(4) (%)
					(Megawatts)
Kori-2	PWR	W	GEC	1983	650	47.9
Kori-3	PWR	W	GEC, Hitachi	1985	950	63.4
Kori-4	PWR	W	GEC, Hitachi	1986	950	71.5
Shin-Kori-1	PWR	D, KEPCO E&C, W	D, GE	2011	1,000	80.7
Shin-Kori-2	PWR	D, KEPCO E&C, W	D, GE	2012	1,000	79.0
Shin-Kori-3	PWR	D, KEPCO E&C, W	D, GE	2016	1,400	48.7
Wolsong-2	PHWR	AECL, H, K	H, GE	1997	700	83.3
Wolsong-3	PHWR	AECL, H	H, GE	1998	700	73.6
Wolsong-4	PHWR	AECL, H	H, GE	1999	700	83.1
Shin-Wolsong-1	PWR	D, KEPCO E&C, W	D, GE	2012	1,000	80.4
Shin-Wolsong-2	PWR	D, KEPCO E&C, W	D, GE	2015	1,000	77.2
Hanbit-1	PWR	W	W, D	1986	950	62.4
Hanbit-2	PWR	W	W, D	1987	950	53.7
Hanbit-3	PWR	H, CE, K	H, GE	1995	1,000	35.6
Hanbit-4	PWR	H, CE, K	H, GE	1996	1,000	0.0
Hanbit-5	PWR	D, CE, W, KEPCO E&C	D, GE	2002	1,000	83.7
Hanbit-6	PWR	D, CE, W, KEPCO E&C	D, GE	2002	1,000	91.5
Hanul-1	PWR	F	A	1988	950	65.9
Hanul-2	PWR	F	A	1989	950	59.5
Hanul-3	PWR	H, CE, K	H, GE	1998	1,000	67.5
Hanul-4	PWR	H, CE, K	H, GE	1999	1,000	76.8
Hanul-5	PWR	D, KEPCO E&C, W	D, GE	2004	1,000	79.8
Hanul-6	PWR	D, KEPCO E&C, W	D, GE	2005	1,000	84.2

Total nuclear					21,850	65.9

Notes:

(1)	“PWR” means pressurized light water reactor; “PHWR” means pressurized heavy water reactor.
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

(4)	The average fuel cost per kilowatt in 2018 for the entire generation units was Won 9.57 per kilowatt.
(5)	Kori-1 was permanently shut down on June 18, 2017. In June 2018, the board of directors of KHNP decided to shut down Wolsong-1.

Under extended-cycle operations, nuclear units can be run continuously for periods longer than the conventional 12-month period between scheduled shutdowns for refueling and maintenance. Since 1987, we have adopted the mode of extended-cycle operations for all of our pressurized light water reactor units and plan to use it for our newly constructed units. The duration of shutdown for fuel replacement, maintenance and the evaluation period for approval to start after maintenance was 2,824.1 days in the aggregate in 2018. In addition,

KHNP’s nuclear units experienced an average of 0.17 unplanned shutdowns per unit in 2018. In the ordinary course of operations, KHNP’s nuclear units routinely experience damage and wear and tear, which are repaired during routine shutdown periods or during unplanned temporary suspensions of operations. No significant damage has occurred in any of KHNP’s nuclear reactors, and no significant nuclear exposure or release incidents have occurred at any of KHNP’s nuclear facilities since the first nuclear plant commenced operation in 1978.

Hydroelectric

The table below sets forth certain information relating to KHNP’s pumped-storage and hydroelectric business units, including the installed capacity as of December 31, 2018 and the average capacity factor in 2018.

Location of Unit	Number of Units	Classification	Year Built	Installed Capacity	Average Capacity Factor
				(Megawatts)	(%)
Hwacheon	4	Dam waterway	1944	108.0	17.62
Chuncheon	2	Dam	1965	62.3	18.46
Euiam	2	Dam	1967	48.0	28.47
Cheongpyung	4	Dam	1943	140.1	19.37
Paldang	4	Dam	1973	120.0	22.65
Chilbo (Seomjingang)	3	Basin deviation	1945	35.4	18.00
Boseonggang	2	Basin deviation	1937	4.5	25.23
Kwoesan	2	Dam	1957	2.8	17.70
Anheung	3	Dam waterway	1978	0.4	20.17
Kangreung	2	Basin deviation	1991	82.0	0
Topyeong	1	Dam	2011	0.04	4.36
Muju	1	Dam	2003	0.4	14.62
Sancheong	2	Dam	2001	1.0	18.80
Yangyang	2	Dam	2005	1.4	10.71
Yecheon	1	Dam	2011	0.9	15.15
Cheongpeoung	2	Pumped Storage	1980	400.0	7.62
Samrangjin	2	Pumped Storage	1985	600.0	9.20
Muju	2	Pumped Storage	1995	600.0	11.83
Sancheong	2	Pumped Storage	2001	700.0	9.54
Yangyang	4	Pumped Storage	2006	1,000.0	8.85
Cheongsong	2	Pumped Storage	2006	600.0	9.62
Yecheon	2	Pumped Storage	2011	800.0	13.58

Total	51			5,307.2	11.20

Solar/Wind

The table below sets forth certain information, including the installed capacity as of December 31, 2018 and the average capacity factor in 2018, of the solar and wind power units of KHNP.

Location of Unit	Classification	Year Built	Installed Capacity	Average Capacity Factor
			(Megawatts)	(Percent)
Yonggwang	Solar	2008	13.9	15.7
Yecheon	Solar	2012	2.0	15.9
Kori	Wind	2008	0.8	6.1
Kori	Solar	2017	5.1	15.9

Total			21.8

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

Korea South-East Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2018 and the average capacity factor and average fuel cost per kilowatt in 2018 based upon the net amount of electricity generated, of KOSEP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Samcheonpo #1, 2, 3, 4, 5, 6	27.4	3,240	75.6	62.39
Yeongheung #1, 2, 3, 4, 5, 6	9.5	5,080	85.9	58.33
Yeosu # 2	4.8	669	78.6	73.26
Anthracite:
Yeongdong #1, 2	39.2	200	27.6	75.45
Combined cycle and internal Combustion:
Bundang gas turbine #1,2,3,4,5,6,7,8; steam turbine #1, 2	25.0	922	25.8	139.52
Hydro, Solar and other renewable energy	—	266	—	168.78

Total	16.7	10,377	74.9	66.37

Korea Midland Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2018 and the average capacity factor and average fuel cost per kilowatt in 2018 based upon the net amount of electricity generated, of KOMIPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Boryeong #1, 2, 3, 4, 5, 6, 7, 8	23.91	4,000	73.07	60.00
Shin Boryeong #1, 2	1.46	1,945	66.17	59.14
Anthracite:
Seocheon #1, 2(1)	—	—	—	—
Oil-fired:
Jeju #2, 3	18.46	150	62.45	173.75
LNG-fired:
Seoul #5(1)	—	—	—	—
Combined-cycle and internal combustion:
Boryeong gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3,	19.82	1,350.00	10.27	123.37
Incheon gas turbine #1, 2, 3, 4,5,6; steam turbine #1, 2,3	9.85	1,462.45	37.62	108.97
Jeju gas turbine #1, 2; steam turbine #1, 2	0.52	187.45	3.08	—
Sejong gas turbine #1,2; steam turbine #1	5.17	530.44	78.46	107.03
Jeju Gas Turbine #3	24.58	55.00	0.93	615.87
Jeju Internal Combustion Engine #1,2	11.58	80.00	35.66	123.78
Wind:
Yangyang #1, 2	12.58	3.00	15.14	—
Sejong Maebongsan Wind	12.49	8.80	5.91	—
Jeju Sangmyung Wind	2.42	21.00	18.96	—
Combined heat and power:
Wonju #1	3.67	10.00	75.22	85.62
Hydroelectric:
Boryeong	9.86	7.50	24.82	0.26
Shin Boryeong	2.25	5.00	31.03	—
Photovoltaic (“PV”) power and fuel cell generation:
Boryeong (PV) site	4.45	1.74	13.93	3.13
Shin Boryeong (PV) site	2.58	2.90	14.62	—
Seocheon (PV) site	11.00	1.23	13.97	—
Jeju (PV) site	5.90	2.34	12.08	—
Seoul (PV) site	7.42	1.30	15.43	2.52
Sejong (PV) site	1.08	0.33	14.72	—
Yeosu (PV) site	6.83	2.22	15.58	—
Incheon (PV) site	7.08	0.30	13.28	—
Boryeong (fuel cell) site	10.33	0.30	72.92	165.68
Shin Boryeong (fuel cell) site	1.17	7.48	79.23	144.80

Total	15.04	9,836	56.52	73.00

Note:

(1)	Seocheon #1 and Seocheon #2 were shut down in July 2017 and Seoul #5 was shut down in April 2017.

Korea Western Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2018 and the average capacity factor and average fuel cost per kilowatt in 2018 based upon the net amount of electricity generated, of KOWEPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Taean #1, 2, 3, 4, 5, 6, 7, 8, 9, 10	12.7	6,100	72.7	60.1
Oil-fired:
Pyeongtaek #1, 2, 3, 4	37.1	1,400	10.4	132.51
Combined cycle:
Pyeongtaek #2	4.2	868.5	57.1	102.07
Gunsan	8.6	718.4	38.5	116.09
West Incheon	26.5	1,800	20.0	114.05
Hydroelectric:
Taean	11.3	2.2	17.5	—
Solar:
Taean	1.4	17.3	13.7	—
Pyeongtaek	1.5	2.9	13.8	—
West Incheon	1.5	1.2	15.2	—
Gunsan	3.2	1.0	14.1	—
Samryangjin	11.1	3.0	13.9	—
Sejong City	6.5	4.9	14.7	—
Gyeonggi-do	5.7	2.5	15.0	—
Yeongam	5.8	13.3	15.4	—
Fuel Cell:
West Incheon 1	4.3	16.2	43.1	—
West Incheon 2	2.6	18.0	71.2	—
Wind Power:
Hwasun	3.0	16	18.21	—
Integrated gasification combined cycle:
Taean	2.4	346.3	56.11	69.49

Total	16.5	11,332	52.0	71.86

Korea Southern Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2018 and the average capacity factor and average fuel cost per kilowatt in 2018 based upon the net amount of electricity generated, of KOSPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Hadong #1, 2, 3, 4, 5, 6, 7, 8	17.3	4,000	85.1	58.8
Samcheok #1	1.8	2,044	63.2	58.3
Oil-fired:
Nam Jeju #3, 4	12.0	200	72.8	161.6
Combined cycle:
Shin Incheon #1, 2, 3, 4	22.2	1,800	22.9	112.2
Busan #1, 2, 3, 4	15.2	1,800	51.6	105.0
Yeongwol #1	8.2	848	16.6	116.8
Hallim	22.5	105	23.9	205.9
Andong #1	4.8	362	64.1	98.9
Wind power:
Hankyung	12.2	21	20.3	1.32
Seongsan	9.2	20	26.0	0.94
Solar	3.3	17	14.2	0.04
Small Hydropower	1.4	3	37.1	—
Fuel Cell	0.7	20	77.3	139.6

Total	13.7	11,240	58.8	74.4

Korea East-West Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2018 and the average capacity factor and average fuel cost per kilowatt in 2018 based upon the net amount of electricity generated, of EWP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Dangjin #1, 2, 3, 4, 5, 6, 7, 8, 9, 10	11.3	6,040	66.7	81.62
Honam #1, 2	45.7	500	64.2	99.43
Anthracite:
Donghae #1, 2	19.8	400	62.6	113.93
Oil-fired:
Ulsan #4, 5, 6	38.5	1,200	23.6	171.93
Combined cycle:
Ulsan gas turbine #1, 2, 3, 4, 5, 6, 7, 8; steam turbine #1, 2, 3, 4	15.1	2,072	45.3	128.37
Ilsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2	24.9	900	15.6	200.73
Mini hydro, Photovoltaic, Fuel Cell, Wind-Power, Biomass:	—	82	48.7	208.23

Total	17.9	11,194	54.6	98.87

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

EP(1) upgrade (#2, 2016)

EP(1) upgrade (#1, 3, 2017)

EP(1) upgrade (#2, 4, 2018)

SCR(2) upgrade (#2, 4, 7, 2016)

SCR(2) upgrade (#1, 3, 8, 9, 10, 2017)

SCR(2) upgrade (#5,6, ,10, 2018)

FGD(5) upgrade, (#1, 3, 2017)

FGD(5) upgrade, (#2, 4, 2018)

			Anti-pollution	KOWEPO
Pyeongtaek #1-4	1,400 MW (350 MW×4)	Steam turbine upgrade (#2, 3, 2014)	10-year performance- improvement	KOWEPO
Boryeong #1-2	1,000 MW (500 MW×2)	FGD upgrade (#1, 2, 2014)	Performance- improvement	KOMIPO
Boryeong #3-6	2,000 MW (500 MW×8)	Retrofit(#3, 2019) Retrofit(#5, 6, 2021) Retrofit(#4, 2023) FGD, EP, SCR upgrade (#3, 2019) FGD, EP, SCR upgrade (#5, 6, 2021) FGD, EP, SCR upgrade (#4, 2023)	Lifetime extension & Performance- improvement Performance- improvement	KOMIPO
Boryeong #7, 8	1,000 MW (500 MW×2)	FGD,EP upgrade (#7, 2025) FGD,EP upgrade (#8, 2026)	Performance- improvement	KOMIPO
Seocheon #1-2	400 MW (200 MW×2)	SCR(2): 2012	Anti-pollution	KOMIPO
Yeosu #1, 2	668.6MW (#1:340, #2:328.6MW)	Boiler Type Change (CFBC(3):#1:2016, #2:2011)	30 years	KOSEP
Samcheonpo #1-2	1,120 MW (560 MW ×2)	Boiler, EP, Draft System Upgrade (#1, 2: 2012)	10 years Refurbishing- modernization	KOSEP
Yeongdong #1	125 MW (125 MW ×1)	Boiler, Hybrid SCR & EP, Draft System Retrofit (Biomass (4) #1: 2017)	Renewable energy	KOSEP
Yeongdong #2	200 MW (200 MW ×1)	Boiler, Hybrid SCR & EP, Draft System Retrofit (Biomass(4) #1: 2020)	Renewable energy	KOSEP
Yeongheung #1,2	1,600 MW (800 MW ×2)	FGD, SCR upgrade (#1, 2021) FGD, SCR upgrade (#2, 2022)	Performance- improvement	KOSEP
Donghae #1,2	400 MW (200 MW×2)	SNCR(2018), DCS(2018)	Anti- pollution & modification of control systems	EWP
Ulsan GT #3-6	600 MW (150 MW×4)	SCR(2019)	Anti-pollution	EWP
Ulsan ST #2~3	300 MW (150 MW×2)	DCS(2019)	Modification of control systems	EWP
Ilsan GT #2-6	500 MW (100 MW×5)	SCR(2019)	Anti-pollution	EWP

Notes:

(1)	“EP” means an electrostatic precipitation system.

(2)	“SCR” means a selective catalytic reduction system.
(3)	“CFBC” means a circulating fluidized bed combustion system.
(4)	“Biomass” means wood pallet powered plant.
(5)	“FGD” means flue-gas desulfurization designed to remove sulfur oxides.

Transmission and Distribution

We currently transmit and distribute substantially all of the electricity in Korea.

As of December 31, 2018, our transmission system consisted of 34,155 circuit kilometers of lines of 765 kilovolts and others including high-voltage direct current lines, and we had 850 substations with aggregate installed transformer capacity of 316,661 megavolt-amperes.

As of December 31, 2018, our distribution system consisted of 120,057 megavolt-amperes of transformer capacity and 9,464,748 units of support with a total line length of 493,331 circuit kilometers.

We make substantial investments in our transmission and distribution systems to minimize power interruptions and improve efficiency. Our current projects principally focus on increasing capabilities of the existing power networks and reducing our transmission and distribution loss, which was 3.56% of our gross generation in 2018. To cope with increasing damages to large-scale transmission and distribution facilities, we plan to reinforce stability of our transmission and distribution facilities through stricter design and material specifications. In addition, we also plan to expand underground transmission and distribution facilities to meet customer demand for more environment-friendly facilities. In order to reduce the interruption time in power distribution, which is an indicator of the quality of electricity transmission, we are also continuing to invest in automation of electricity transmission and development of new transmission technologies, among others.

Some of the facilities we own and use in our distribution system use rights of way and other concessions granted by municipal and local authorities in areas where our facilities are located. These concessions are generally renewed upon expiration.

New Energy Industry Projects

Certain of our new energy industry projects are described below.

Advanced Metering Infrastructure

In July 2012, the Government implemented a master plan to build out a smart grid, which includes the Advanced Metering Infrastructure (“AMI”) roadmap. In accordance with such plan, we are in the process of installing “smart meters” and related communication networks and operating systems as part of the “smart grid” initiative in an effort to enhance efficiency in the power electricity industry and alleviate growing energy shortage concerns. Our goal is to complete such installation for 22 million households by 2020. Smart meters refer to digital meters that record, on a real-time basis, electricity consumption within a household so that consumers will have a price-based incentive to enhance efficiency in their electricity usage. As of December 31, 2018, we have installed 7 million smart meter units, and plan to install an additional 15 million units by 2020. The AMI project is expected to cost Won 1.6 trillion through 2020.

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

Leveraging our experience gained through high-tech intelligent power transmission and distribution network, or “smart grid” test beds in Jeju Island from 2009 to 2013, we plan to expand our smart grid project. We successfully implemented the KEPCO-Smart Energy Management (K-SEM) at our Guri-Namyangju branch and the Smart Grid Deployment Project in 2014. In recognition of our achievement, we were awarded a special prize from the International Smart Grid Action Network in 2018. By the end of 2018, we implemented smart grid technology in 120 of our branches and 46 public sites (6 buildings, 5 campuses, 25 factories and 10 dispersed generation). Based on this experience, we plan to expand implementation of smart grid technology to residential and industrial buildings.

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

In December 2014, we conducted a pilot project for this initiative by installing a 52 megawatts energy storage system at the Seo-Anseong substation and the Shin-Yongin substation. In July 2015, these substations began to commercially operate energy storage systems, and we expanded the energy storage capacity nationwide by an additional 184 megawatts in 2016, an additional 140 megawatts in 2017, with a total capacity of 376 megawatts as of December 31, 2018. In addition, we completed construction of one of the world’s largest indoor energy storage systems for frequency regulation in Gimje substation with a 48 megawatts capacity.

Electric Vehicle Charging Infrastructure

In order to promote the use of environment-friendly electric vehicles, we began constructing infrastructures for electric vehicles in 2009. Since 2016, we have installed electric vehicle charging stations throughout public space and residential building complexes. In 2017, we created a platform for businesses in the electric vehicle charging industry by charging for the service and making the infrastructures available to the market. We plan to expand such infrastructures and to install 3,000 high speed electric vehicle charging stations by 2022.

In January 2016, the Ministry of Trade, Industry and Energy announced an initiative to promote the new energy industry by creating the New Energy Industry Fund. For further details, see “—Capital Investment Program.”

Fuel Sources and Requirements

Nuclear

Uranium, the principal fuel source for nuclear power, accounted for 37.1%, 34.8% and 31.9% of the fuel requirements for electricity generation by us and our generation subsidiaries in 2016, 2017 and 2018, respectively.

All uranium ore concentrates used by KHNP are imported from, and conversion and enrichment of such concentrates are provided by, sources outside Korea and are paid for with currencies other than Won, primarily U.S. dollars.

In order to ensure stable supply, KHNP enters into long-term and medium-term contracts with various suppliers and supplements such supplies with purchases in spot markets. In 2018, KHNP purchased 100%, or approximately 8,500 tons, of its uranium concentrate requirement under both long-term and spot supply contracts with suppliers in Canada, the United Kingdom, Kazakhstan, Germany, Niger, Australia and the United States. Under the long-term supply contracts, the purchase prices of uranium concentrates are adjusted annually based on base prices and spot market prices prevailing at the time of actual delivery. The conversion and enrichment services of uranium concentrates are provided by suppliers in Canada, France, Germany, Japan, China, Russia, the United Kingdom and the United States. A Korean supplier typically provides fabrication of fuel assemblies. Except for certain fixed contract prices, contract prices for processing of uranium are adjusted annually in accordance with the general rate of inflation. KHNP intends to obtain its uranium requirements in the future, in part, through purchases under medium- to long-term contracts and, in part, through spot market purchases.

Coal

Bituminous coal accounted for 45.9%, 52.2% and 52.6% of the fuel requirements for electricity generation by us and our generation subsidiaries in 2016, 2017 and 2018, respectively, and anthracite coal accounted for 1.8%, 1.0% and 0.6% of our fuel requirements for electricity generation in 2016, 2017 and 2018, respectively.

In 2018, our generation subsidiaries purchased approximately 89 million tons of bituminous coal, of which approximately 35%, 30%, 14%, 8% and 13% were imported from Indonesia, Australia, Russia, South Africa and others, respectively. Approximately 83% of the bituminous coal requirements of our generation subsidiaries in 2018 were purchased under long-term contracts with the remaining 17% purchased in the spot market. Some of our long-term contracts relate to specific generating plants and extend through the end of the projected useful lives of such plants, subject in some cases to periodic renewal. Pursuant to the terms of our long-term supply contracts, prices are adjusted periodically based on market conditions. The average cost of bituminous coal per ton purchased under such contracts amounted to Won 89,118, Won 98,891 and Won 107,233 in 2016, 2017 and 2018, respectively.

In 2018, our generation subsidiaries purchased approximately 1 million tons of anthracite coal. The prices for anthracite coal under such contracts are set by the Government. The average cost of anthracite coal per ton purchased under such contracts was Won 96,121, Won 124,036 and Won 129,976 in 2016, 2017 and 2018, respectively.

Oil

Oil accounted for 3.0%, 1.2% and 1.4% of the fuel requirements for electricity generation by us and our generation subsidiaries in 2016, 2017 and 2018, respectively.

In 2018, our generation subsidiaries purchased approximately 9 million barrels of fuel oil, substantial portion] of which was purchased from domestic refiners through competitive open bidding. Purchase prices are based on the spot market price in Singapore. The average cost per barrel was Won 53,842, Won 77,188 and Won 85,116 in 2016, 2017 and 2018, respectively.

LNG

LNG accounted for 10.7%, 8.7% and 11.2% of the fuel requirements for electricity generation by us and our generation subsidiaries in 2016, 2017 and 2018, respectively. In 2018, for use in electricity generation we purchased approximately 6 million tons of LNG from Korea Gas Corporation, a Government-controlled entity in which we currently own a 21.57% equity interest (excluding treasury shares). In 2018, we purchased a substantial portion of our LNG requirements for use in power generation from Korea Gas Corporation. Under the terms of the LNG contract with Korea Gas Corporation, all of our five non-nuclear generation subsidiaries jointly and severally agreed to purchase a total of 5.2 million tons of LNG in 2018, subject to an automatic price adjustment annually based on a pre-determined formula if the actual purchased amount exceeds or falls short of the contracted amount. We believe the quantities of LNG provided under such contract will be adequate to meet the needs of our generation subsidiaries for LNG for the next several years. The LNG supply contracts between our generation subsidiaries and Korea Gas Corporation generally have a term of 20 years and provide for minimum purchase requirements for our generation subsidiaries, the specific terms of which are subject to negotiation between Korea Gas Corporation and our generation subsidiaries and approval by the Government. The average cost per ton of LNG was Won 594,662, Won 655,127 and Won 763,460, in 2016, 2017 and 2018, respectively.

Hydroelectric

Hydroelectric power generation accounted for 1.1%, 1.2% and 1.2%, of the fuel requirements for electricity generation by us and our generation subsidiaries in 2016, 2017 and 2018, respectively. The availability of water for hydroelectric power depends on rainfall and competing uses for available water supplies, including residential, commercial, industrial and agricultural consumption. Pumped storage enables us to increase the available supply of water for use during periods of peak electricity demand.

Sales and Customers

Our sales depend principally on the level of demand for electricity in Korea and the rates we charge for the electricity we sell to the end-users.

Demand for electricity in Korea grew at a compounded average rate of 2.1% per annum for the five years ended December 31, 2018. According to the Bank of Korea, the compounded growth rate for GDP was approximately 3.0% for the same period. The GDP growth rate was approximately 2.9%, 3.1% and 2.7% during 2016, 2017 and 2018, respectively.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s GDP and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year basis.

	2014	2015	2016	2017	2018
Growth in GDP	3.3%	2.8%	2.9%	3.1%	2.7%
Growth in electricity consumption	0.6%	1.3%	2.8%	2.2%	3.6%

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

	2014 (GWh)	YoY growth (%)	2015 (GWh)	YoY growth (%)	2016 (GWh)	YoY growth (%)	2017 (GWh)	YoY growth (%)	2018 (GWh)	YoY growth (%)	% of Total 2018
Residential	64,457	(2.1)	65,619	1.8	68,057	3.7	68,544	0.7	72,895	6.3	13.9
Commercial	100,761	(1.4)	103,679	2.9	108,617	4.8	111,298	2.5	116,934	5.1	22.2
Educational	7,438	(6.4)	7,691	3.4	8,079	5.1	8,316	2.9	8,678	4.3	1.6
Industrial	272,552	2.7	273,548	0.4	278,828	1.9	285,969	2.6	292,999	2.5	55.7
Agricultural	14,505	4.6	15,702	8.3	16,580	5.6	17,251	4.0	18,504	7.3	3.5
Street lighting	3,221	2.1	3,341	3.7	3,462	3.6	3,557	2.7	3,582	0.7	0.7
Overnight Power	14,658	(11.1)	14,075	(4.0)	13,416	(4.7)	12,811	(4.5)	12,557	(2.0)	2.4

Total	477,592	0.6	483,655	1.3	497,039	2.8	507,746	2.2	526,149	3.6	100.0

The industrial sector represents the largest segment of electricity consumption in Korea. Demand for electricity from the industrial sector was 292,999 gigawatt hours in 2018, representing a 2.5% increase from 2017, largely due to the increased volume of semiconductor and other exports, which resulted in increased industrial output and greater utilization of industrial plants. Demand for electricity from the commercial sector depends largely on the level and scope of commercial activities in Korea, which in recent years have resulted in increased office building construction, office automation and use of air conditioners and heaters. Demand for electricity from the commercial sector increased to 116,934 gigawatt hours in 2018, representing a 5.1% increase from 2017 largely due to the extreme weather conditions that have led to increased demand for heating and air conditioning. Demand for electricity from the residential sector is largely dependent on population growth and use of heaters, air conditioners and other electronic appliances. Demand for electricity from the residential sector increased to 72,895 gigawatt hours in 2018, representing a 6.3% increase compared to 2017, largely due to an increase in household electricity usage for air conditioning and heating.

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

	2014	2015	2016	2017	2018
Facility reserve margin	16.3%	19.4%	17.6%	37.0%	26.7%
Supply reserve margin	11.5%	11.6%	8.5%	12.9%	7.7%

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

Electricity Rates

The Electric Utility Act and the Price Stabilization Act of 1975, each as amended from time to time, prescribe the procedures for the approval and establishment of rates charged for the electricity we sell. We submit our proposals for revisions of rates or changes in the rate structure to the Ministry of Trade, Industry and Energy. The Ministry of Trade, Industry and Energy then reviews these proposals and, following consultation with the Ministry of Economy and Finance and review by the Korea Electricity Commission, makes the final decision.

Under the Electric Utility Act and the Price Stabilization Act, electricity rates are established at levels that would enable us to recover our operating costs attributable to our basic electricity generation, transmission and distribution operations as well as receive a fair investment return on capital used in those operations.

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

The Electric Utility Act and the Price Stabilization Act do not specify a basis for determining the reasonableness of our operating expenses or any other items (other than the level of the fair investment return) for the purposes of the rate calculation. However, the Government exercises substantial control over our budgeting and other financial and operating decisions.

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

Prior to November 2013, the Government from time to time effected tariff increases that typically covered all sectors, namely, residential, commercial and industrial, mainly in response to sustained increases in fuel prices. No cross-sector tariff increase has been implemented since November 2013 largely due to a general decline in fuel prices and relatively stable exchange rates. However, effective January 1, 2017, the Government made several adjustments to the existing rate structure in order to ease the burden of electricity tariff on residential consumers as well as promote the use of renewable energy. First, the progressive rate structure applicable to the residential sector, which applies a gradient of increasing tariff rates for heavier electricity usage, was changed from a six-tiered structure with the highest rate being no more than 11.7 times the lowest rate (which gradient system has been in place since 2005) into a three-tiered structure with the highest rate being no more than three times the lowest rate in order to reflect the changes in the pattern of electricity consumption and reduce the electricity charges payable by consumers. Second, the new tariff structure encourages energy saving by offering rate discounts to residential consumers that voluntarily reduce electricity consumption while charging special high rates to residential consumers with heavy electricity consumption during peak usage periods during the summer and the winter. Third, a temporary rate discount will apply during 2017 to 2019 to investments in environmentally friendly facilities such as energy storage systems, renewable energy and electric cars. The temporary rate discount to investments in energy storage systems and renewable energy was extended until 2020. Additionally, during July and August 2018, the Government reduced residential electricity charges by temporarily relaxing the application of the current tariff structure and offering higher rate discounts to economically or otherwise disadvantaged households to ease the burden on households that have significantly increased their use of air conditioners during a heatwave. Such adjustments may lower our revenues from the sale of electricity and accordingly have a material adverse effect on our results of operation and cash flows.

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

Our current tariff schedule, which became effective as of January 1, 2017 reflecting the adjustments outlined above, is summarized below by the type of usage:

•

Industrial. The monthly basic charge varies from Won 5,550 per kilowatt to Won 9,810 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy usage charge varies from Won 52.8 per kilowatt-hour to Won 196.6 per kilowatt-hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

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

In 2001, as part of implementing the Restructuring Plan, the Ministry of Trade, Industry and Energy established the Electric Power Industry Basis Fund to enable the Government to take over certain public services previously performed by us. In 2018, 3.7% of the tariff we collected from our customers was transferred to this fund prior to recognizing our sales revenue.

Power Development Strategy

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity based on the Basic Plan, which is generally revised and announced every two years by the Government. In July 2015, the Government announced the Seventh Basic Plan relating to the future supply and demand of electricity, focusing on stable supply of electricity and increasing the portion of low carbon electricity supply sources, among others. To revise the Seventh Basic Plan, in December 2017, the Government announced the Eighth Basic Plan which are more environmentally focused than the Seventh Basic Plan and to be effective for the period from 2017 to 2031. The Eighth Basic Plan focuses on, among other things, (i) decreasing the reliance on nuclear and coal-

based supply sources, (ii) increasing utilization of renewable energy sources and (iii) balancing the existing cost-based pool system of purchase of electricity with an environmentally-focused pool system. Furthermore, the Eighth Basic Plan includes the following implementing measures: (i) six new nuclear generation units in a planning stage would not be constructed, (ii) extension of life of 10 decrepit nuclear generation units would not be granted, (iii) Wolsong #1 unit is not counted as part of domestic energy generation capacity, (iv) seven decrepit coal-fired generation plants will be retired by 2022, (v) six other coal-fired generation plants shall be converted to LNG fuel use and (vi) domestic renewable energy generation capacity shall be expanded to 58.5 gigawatts by 2030.

In January 2014, prior to the announcement of the Seventh Basic Plan, the Ministry of Trade, Industry and Energy adopted the Second Basic National Energy Plan following consultations with representatives from civic groups, the power industry and academia. The Second Basic National Energy Plan, which is a comprehensive plan that covers the entire spectrum of energy industries in Korea, covers the period from 2014 to 2035 and focuses on the following six key tasks: (i) shifting the focus of energy policy to demand management with a goal of reducing the growth of electricity demand by 15% by 2035 through efficiency enhancement programs compared to the projected growth in the absence of such efficiency enhancement programs, (ii) establishing a geographically decentralized electricity generation system so as to reduce transmission losses with a goal of supplying at least 15% of total electricity through such system by 2035, (iii) applying latest greenhouse gas emission reduction technologies to newly constructed generation units in order to further promote safety and environmental friendliness, (iv) strengthening resource exploration and fuel procurement capabilities to enhance Korea’s energy security, (v) ensuring stable supply of energy and increasing the portion of electricity supplied from renewable sources to 11% by 2035, (vi) reinforcing the system for stable supply of conventional energy, such as oil and gas, and (vii) introducing in 2015 an energy voucher system in lieu of a tariff discount system for the benefit of low-income consumers. In addition, the Second Basic National Energy Plan has revised the target level of electricity generated by nuclear sources as a percentage of total electricity generated to 29%, compared to 41% under the First Basic National Energy Plan announced in 2008, which covered the period from 2008 to 2030. In March 2018, the Government announced its plan to establish the Third Basic National Energy Plan and formed a working group consisting of government and industry officials and civilian experts. On November 7, 2018, the working group submitted its set of recommendations to the Ministry of Trade, Industry and Energy, and the formal discussions regarding the Third Basic National Energy Plan are ongoing.

We cannot assure that the Eighth Basic Plan, the Second Basic National Energy Plan or the respective plans to be subsequently adopted will successfully achieve their intended goals, the foremost of which is to ensure, through carefully calibrated capacity expansion and other means, balanced overall electricity supply and demand in Korea at to end users while promoting efficiency and environmental friendliness in the consumption and production of electricity. If there is significant variance between the projected electricity supply and demand considered in planning our capacity expansions and the actual electricity supply and demand or if these plans otherwise fail to meet their intended goals or have other unintended consequences, this may result in inefficient use of our capital, mispricing of electricity and undue financing costs on the part of us and our generation subsidiaries, among others, which may have a material adverse effect on our results of operations, financial condition and cash flows.

Capital Investment Program

The table below sets forth, for each of the years ended December 31, 2016, 2017 and 2018, the amounts of capital expenditures for the construction of generation, transmission and distribution facilities.

2016	2017		2018
(In billions of Won)
￦13,950	￦	13,711	￦	13,695

The table below sets forth the currently estimated installed capacity for new or expanded generation units to be completed by our generation subsidiaries in each year from 2019 to 2021 based on the Eighth Basic Plan, as amended.

Year	Number of Units	Type of Units	Total Installed Capacity
			(Megawatts)
2019	2	Nuclear power	2,800
	2	LNG-combined	800
	13	Renewables	244
2020	1	Nuclear power	1,400
	1	LNG-combined	150
	14	Renewables	233
2021	1	Coal-fired	1,000
	15	Renewables	308

For the period from 2022 to 2024, our generation subsidiaries currently plan to complete two additional nuclear units with an aggregate installed capacity of 2,800 megawatts.

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

The table below sets forth, for the period from 2019 to 2021, the budgeted amounts of capital expenditures pursuant to our capital investment program, which primarily consist of budgets for the construction of generation, transmission and distribution facilities and, to a lesser extent, renewable energy generation and new energy industry projects. The budgeted amounts may vary from the actual amounts of capital expenditures for a variety of reasons, including, among others, the implementation of the Eighth Basic Plan, changes in the number of units to be constructed, the actual timing of such construction, changes in rates of exchange between the Won and foreign currencies and changes in interest rates.

	2019		2020		2021		Total
	(in billions of Won)
Generation(1):
Nuclear	￦	4,040	￦	3,462	￦	3,173	￦	10,675
Thermal		3,367		3,524		3,589		10,480
Renewables and others		1,202		2,297		3,001		6,500

Sub-total		8,609		9,283		9,763		27,655

Transmission and Distribution:
Transmission		2,718		4,510		4,258		11,486
Distribution		3,434		3,097		3,064		9,595

Sub-total		6,152		7,607		7,322		21,081

Others(2)		2,070		2,248		1,719		6,037

Total	￦	16,831	￦	19,138	￦	18,804	￦	54,773

Notes:

(1)	The budgeted amounts for our generation facilities are based on the Eighth Basic Plan, as amended.
(2)	Principally consists of investments in telecommunications and new energy industry projects, among others.

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

Furthermore, as part of the Comprehensive Measures against Particulate Matter and the Eighth Basic Plan, announced by the Government in September 2017 and December 2017, respectively, the Government set forth the following policy directions relating to coal-fired generation units: (i) two coal-fired generation units scheduled for construction and four existing coal-fired generation units shall convert to LNG fuel use, (ii) in principle, construction of new coal-fired generation units shall not be planned, (iii) seven of the coal-fired generation units that are 30 years or older will be shut down on an accelerated schedule, (iv) beginning in 2018, coal-fired generation units that are 30 years or older shall temporarily cease operations from March through June of each year, (v) coal-fired generation units shall be put through comprehensive functional and environmental upgrades and (vi) coal-fired generation units shall be subject to emission standards that came into effect in January 2019 that are twice as more rigorous than the previous standards. Compliance with such measures is expected to result in our incurring significant costs.

We have financed, and plan to finance in the future, our capital investment programs primarily through net cash provided by our operating activities and financing in the form of debt securities and loans from domestic financial institutions, and to a lesser extent, borrowings from overseas financial institutions. In addition, in order to prepare for potential liquidity shortage, we and our generation subsidiaries maintain several credit facilities with domestic financial institutions in the aggregate amounts of Won 4,424 billion and US$383 million, the full amount of which was available as of December 31, 2018. We, KHNP, KOMIPO and KOWEPO also maintain global medium-term note programs in the aggregate amount of US$13 billion, of which approximately US$9 billion remains currently available for future drawdown. KOSEP also maintains an A$2 billion Australian dollar medium-term note program, of which approximately A$1.7 billion remains current available for future drawdown. See also Item 5.B. “Liquidity and Capital Resources—Capital Resources.”

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

We continuously endeavor to contribute to sustainable growth (whether as an economy, a society or an ecosystem) by actively taking actions that befit our social responsibility as a corporate citizen in the energy industry. For example, in 2005, we became the first public company in Korea to join the United Nations Global Compact, an international voluntary initiative designed to hold a forum for corporations, United Nations agencies, labor and civic groups to promote reforms in economic, environmental and social policies. As part of our involvement with such initiative, we issue an annual report named the “Sustainability Report” to disclose our activities from the perspectives of economy, environment and society, in accordance with the reporting guidelines of the Global Reporting Initiative, the official collaborating center of the United Nations Environment Program that works in cooperation with United Nations Secretary General. In recognition of our efforts and achievements to reduce carbon emissions in response to global climate change, in May 2013, we obtained the Carbon Trust Standard certification issued by Carbon Trust, a British nonprofit organization with the goal of establishing a sustainable, low carbon economy. In 2015, we obtained recertification from Carbon Trust by satisfying even more rigorous evaluation criteria. We are also a participant of the Carbon Disclosure Project, an international organization that promotes transparency in informational disclosure of carbon management process, and in 2016, 2017 and 2018 we were recognized by the Carbon Disclosure Project and received honors in energy and utility sector. In 2016, 2017 and 2018, pursuant to the Dow Jones Sustainability Indices, which measures management performance in terms of contribution to sustainability, we were selected as one of the notable companies in the Asia Pacific in the global electricity utility sector. We aim to become a global leader in carbon management and reduction.

The table below sets forth the number of emission control equipment installed at thermal power plants by our generation subsidiaries as of December 31, 2018.

	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP
Flue Gas Desulphurization System	14	12	14	15	18
Selective Non-catalytic Reduction System	1	—	—	—	8
Selective Catalytic Reduction System	14	22	16	14	18
Electrostatic Precipitation System	16	14	14	14	18
Low NO2 Combustion System	22	28	25	30	29

Total	67	76	69	73	91

In accordance with the Act on Allocation and Trading of Greenhouse Gas Emission Allowances, enacted in March 2013, the Government is currently in the process of implementing a carbon emission trading system under which the Government will allocate the amount of permitted carbon emission to companies by industry and a company whose business emits more carbon than the permitted amount may purchase the right to emit more carbon through the carbon emission trading exchange. This system is expected to be implemented in three stages. During the first phase (2015 to 2017), the Government set up and made a test run of the trading system to ensure its smooth operation; during this phase, the carbon emission rights were allocated without charge. In July 2018, the Government released the allocation plan for the second phase (2018 to 2020). During the second phase, 97% of the carbon emission rights may be allocated freely, with 3% allocated through an auction. During the third phase (2021 to 2025), the Government plans to run the system on an expanded scale with aggressive carbon emission reduction targets, with 10% of the carbon emission rights allocated through an auction. In December 2016, the Government announced the Climate Change Response Initiatives and 2030 National Greenhouse Gas Reduction Roadmap, which set forth the carbon emission trading system as one of the primary means to reach the emission and greenhouse gas reduction targets of the policies. The 2030 National Greenhouse Gas Reduction Roadmap was amended on July 24, 2018 and sets forth a national target of greenhouse gas level as 536 million tons in the aggregate, representing a 37% reduction from the base case projection of greenhouse gas in 2030. In the electricity conversion sector, for which greenhouse gas reduction of 24 million tons (with a potential additional reduction of 34 million tons) is requested by year 2030, and our business is classified as part of this sector. The additional potential reduction amount will be confirmed prior to the finalization of the Government’s 2020 Nationally Determined Contributions (NDCs). Adhering to such emission and greenhouse gas reduction requirement is expected to result in our incurring significant compliance costs.

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

Year(1)	SOx (g/MWh)	NOx (g/MWh)	TSP(2) (g/MWh)	CO2 (kg/MWh)
2015	165	266	8	464
2016	156	246	7	477
2017	138	177	7	506

Notes:

(1)	The amounts of annual emission for 2018 are expected to be determined in June 2019.
(2)	“TSP” means Total Suspended Particles.

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

The following table sets forth the generation capacity and generation volume in 2018 of our generation facilities that are powered by renewable energy sources.

	Generation Capacity (megawatts)	Generation Volume (gigawatt-hours)
Hydraulic Power(1)	651	1,276
Wind Power	140	195
Solar Energy, Fuel Cells, Biogas and others	788	3,468

Subtotal	1,579	4,939
As percentage of total(2)	1.9%	1.2%

Notes:

(1)	Excluding generation capacity and volume of pumped storage, which is generally not classified as renewable energy.
(2)	As a percentage of the total generation capacity or total generation volume, as applicable, of us and our generation subsidiaries.

In order to deal with shortage of fuel and other resources and also to comply with various environmental standards, in 2012 the Government adopted the Renewable Portfolio Standard program, which replaced the Renewable Portfolio Agreement which had been in effect from 2006 to 2011. Under this program, each of our generation subsidiaries is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy or, in case of a shortfall, purchase a corresponding amount of a Renewable Energy Certificate (a form of renewable energy credit) from other generation companies whose renewable energy generation surpass such percentage. The target percentage was 4.0% in 2017, 5.0% in 2018 and 6.0% in 2019 and will incrementally increase to 10.0% by 2023. Fines are to be levied on any subsidiary that fails to do so in the prescribed timeline. In 2017, all six of our generation subsidiaries met the target through renewable energy generation and/or the purchase of a Renewable Energy Certificate. Compliance by our generation subsidiaries of the 2018 target is currently under evaluation, and if any generation subsidiary is found to have failed to meet the target for 2018 or for subsequent years, such generation subsidiary may become subject to fines.

As to how we plan to finance our capital expenditures related to our environmental programs, see “—Capital Investment Program.”

In March 2017, the Electric Utility Act was amended to the effect that starting in June 2017, future national planning for electricity supply and demand in Korea should consider the environmental and safety impacts of such planning. However, to-date, no specific guidelines have been provided by the Government as to how to implement this provision, and it is therefore difficult to assess in advance what impact such provision will have on our business, results of operations or financial condition. However, the amendment will likely lead to the expansion of our environmental programs.

Furthermore, under the new electricity rate structure effected by the Government effective January 1, 2017, a temporary rate discount will apply in the case of investments in environmentally friendly facilities such as energy storage systems, renewable energy and electric cars. The temporary rate discount will apply during 2017 to 2019 to investments in environmentally friendly facilities such as energy storage systems, renewable energy and electric cars. The temporary rate discount to investments in energy storage systems and renewable energy was extended until 2020.

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

Upon relocation of our corporate headquarters in November 2014, we developed and established Bitgaram Energy Valley as a smart energy hub city in Gwangju and Jeollanamdo, to attract and facilitate the growth of start-ups and research institutions related to new energy industries while contributing to the local economy, balanced regional development and job creation. To achieve this goal, we provide funding, business networks and research and development assistance to companies which entered into investment contracts with us. As of March 31, 2019, we had signed agreements with 360 companies relating to investments in the Bitgaram Energy Valley, and we currently aim to increase the total number of companies investing in the Bitgaram Energy Valley to 430 companies by the end of 2019 and 500 companies by the end of 2020.

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

KHNP implements comprehensive programs to monitor, ensure and improve safety of nuclear power plants. In order to enhance nuclear safety through risk-informed assessment, KHNP conducts probabilistic safety assessments, including for low power-shutdown states, for all its nuclear power plants. In order to systematically verify nuclear safety and identify the potential areas for safety improvements, KHNP performs periodic safety reviews on a 10-year frequency basis for all its operating units. These reviews have been completed for Kori #1, #2, #3, #4; Hanbit #1, #2, #3, #4, #5, #6; Wolsong #1, #2, #3 and #4; and Hanul #1, #2, #3, #4, #5, #6 once or more. Reviews for Wolsong #3, #4 and Hanul #1, #2, #3, #4 are in progress. In order to enhance nuclear safety and plant performance, KHNP has established a maintenance effectiveness monitoring program based on the maintenance rules issued by the United States Nuclear Regulatory Commission, which covers all of KHNP’s nuclear power plants in commercial operation.

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

KHNP conducts various activities to enhance nuclear safety such as quality assurance audits and reviews by the KHNP Nuclear Review. KHNP maintains a close relationship with international nuclear organizations in order to enhance nuclear safety. KHNP invites international safety review teams such as the World Association of Nuclear Operators (“WANO”) Peer Review Team to its nuclear plants for purposes of meeting international standards for independent review of its facilities. KHNP actively exchanges relevant operational information and technical expertise with its peers in other countries. For example, KHNP conducted three WANO Peer Reviews for Hanbit #5 and #6 units, Wolsong #1 and #2 units as well as Shin-Kori #1 and #2 units in 2018. KHNP also invited second WANO Pre-Startup Peer Review Team at Shin-Kori #4 unit in 2018. The recommendations and findings from this event were shared with KHNP’s other nuclear plants to implement improvements at such plants. In addition, KHNP has applied for the Operational Safety Review Team at the International Atomic Energy Agency to conduct a mission at Shin-Kori #3 and #4 units in the second half year of 2020. The purpose of such application was to ensure that KHNP nuclear generation units reflect the global safety standards.

The average level of radiation dose per unit amounted to a relatively low level of 0.36 man-Sv in 2018, which was substantially lower than the global average of 0.49 man-Sv/year in 2018 as reported in the WANO performance indicator report.

In response to the damage to the nuclear facilities in Japan as a result of the tsunami and earthquake in March 2011, the Government conducted additional safety inspections on nuclear power plants by a group of experts from governmental authorities, civic groups and academia. As a result of such inspections, the Government required KHNP to perform 46 comprehensive safety improvement measures. As of December 31, 2018, KHNP has completed implementation of 43 measures and will implement the three remaining measures by 2020. The Government also established the Nuclear Safety & Security Commission in October 2011 for neutral and independent safety appraisals. KHNP developed ten additional measures through benchmarking of overseas cases and internal analysis of current operations. As of December 31, 2018, KHNP has completed implementation of eight measures and will implement the two remaining measures by 2021.

From time to time, our nuclear generation units may experience unexpected shutdowns. For example, on September 12, 2016, multiple earthquakes including a magnitude 5.8 earthquake hit the city of Gyeongju, a home to KHNP’s headquarters and Wolsong Nuclear Power Plant. Although there was no material safety issues, KHNP had manually stopped the operations of Wolsong Nuclear Power Plant units #1, 2, 3, and 4 according to the safety guidelines. All units have resumed their operations on December 5, 2016, with the approval by the Nuclear Power Safety Commission. KHNP continues to implement measures to improve the safety by reinforcing seismic capability of its core facilities and performing stress tests across all its nuclear power plants. In 2018, KHNP finished the implementation of such measures for 24 units and enhanced seismic design of the core facilities to withstand a magnitude 7.0 earthquake (6.5 before implementation). As for the units under construction (Shin-Kori#5 and #6), the core facilities will be able to withstand a magnitude 7.4 earthquake.

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

In order to increase the storage capacity of temporary storage facilities for spent fuels, KHNP has been pursuing various projects, such as installing high-density racks in spent fuel pools and building dry storage facilities. Through these activities, we expect that the storage capacity for spent fuels in all nuclear sites will be sufficient to accommodate all the spent fuels produced by 2019. The policy for spent fuel management options is currently under development.

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

Decommissioning

Decommissioning of a nuclear power unit is the process whereby the unit is shut down at the end of its life, the fuel is removed and the unit is eventually dismantled. KHNP implements a dismantling policy under which dismantling would take place five to ten years after the unit’s closure. KHNP renewed the operating license of Kori #1, the first nuclear power plant constructed in Korea, which commenced operation in 1978, for an additional ten years in 2007. At the recommendation of the Ministry of Trade, Industry and Energy, KHNP has decided not to renew the operating license of Kori #1 and the initial phase of decommissioning (namely, safety inspection and removal of spent fuels) of Kori #1 has begun after its permanent shutdown in June 2017. In February 2015, KHNP also renewed the operation license of Wolsong #1 (which originally expired in November 2012) for an additional ten years until 2022. In June 2015, reactivation of Wolsong #1 was approved by the NSSC after periodic inspection. However, a civic group has since then brought a lawsuit to reverse such approval, and in February 2017, a lower court ruled to annul the NSSC’s approval, which ruling has since been appealed. On June 15, 2018, the board of directors of KHNP decided to (i) retire Wolsong #1 unit earlier than planned due to its economic inefficiency and (ii) discontinue the construction of Chunji #1 and #2 as well as Daejin #1 and #2 units. As of December 31, 2018, impairment loss in connection with the property, plant and equipment of Wolsong #1 unit was Won 570,408 million and the provision for decommissioning costs of Wolsong #1 increased by Won 28,196 million, as the timing of actual cash outflows was accelerated due to the shortened operating period. As of December 31, 2018, impairment loss in connection with the property, plant and equipment of Chunji #1 and #2 as well as Daejin #1 and #2 units amounted to Won 38,886 million. Although the board of directors did not make any decisions regarding Shin-Hanul #3 and #4 units, which are new nuclear plants under construction, we cannot assure you that the construction of these units will not be discontinued. As of December 31, 2018, impairment loss in connection with the property, plant and equipment of Shin-Hanul #3 and #4 units was Won 132,725 million. KHNP retains full financial and operational responsibility for decommissioning its units.

KHNP has accumulated decommissioning costs as a liability since 1983. The decommissioning costs of nuclear facilities are defined by the Radioactive-Waste Management Act, which requires KHNP to credit annual appropriations separately. These costs are estimated based on studies conducted by the relevant committees, and are reviewed by the Ministry of Trade, Industry and Energy every two years. In 2017, the actual discount rates decreased and the decommissioning cost per unit increased. As of December 31, 2018, KHNP was required to accrue Won 16,240 billion for the costs of dismantling and decontaminating existing nuclear power plants, which consisted of dismantling costs of nuclear plants of Won 13,388 billion and dismantling costs of spent fuel and radioactive waste of Won 2,852 billion. For accounting treatment of decommissioning costs, see Item 5.A. “Operating Results—Critical Accounting Policies—Decommissioning Costs.”

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

Generation projects

Nuclear Generation Project

In December 2009, following an international open bidding process, we entered into a prime contract for the original contract amount of US$18.6 billion with the Emirates Nuclear Energy Corporation (“ENEC”), a state-

owned nuclear energy provider of the United Arab Emirates (“UAE”), to design and construct four civil nuclear power generation units to be located in Barakah, a region approximately 270 kilometers from Abu Dhabi, for the UAE’s peaceful nuclear energy program. Under the contract, we and our subcontractors, some of which are our subsidiaries, are to perform various duties including, among others, designing and constructing four nuclear power generation units each with a capacity of 1,400 megawatts, supplying nuclear fuel for three fuel cycles including initial loading, with each cycle currently projected to last for approximately 18 months, and providing technical support, training and education related to plant operation. In connection with the parties’ execution of an amendment to the prime contract, the target completion dates for the four units were amended to range between December 2018 and December 2020. The contract amount of US$18.6 billion was increased to US$19.1 billion, and the amendment was signed in November 2017.

On October 20, 2016, in order to foster a long-term strategic partnership and stable management of the units post-construction we entered into an investment agreement with ENEC to jointly establish Barakah One PJSC, a special purpose company which will oversee the operation and management of the nuclear power plant currently being constructed in Barakah, United Arab Emirates. Barakah One PJSC is capitalized with loans in the amount of US$19.6 billion and equity of US$4.7 billion. We have a 18% equity interest in Barakah One PJSC, and also have a 18% equity interest in Nawah Energy Company, a subsidiary of ENEC, which will also be responsible for the operation and maintenance of the Barakah nuclear power plant. On December 20, 2018, the board of directors of KEPCO resolved to invest additional US$380 million in Barakah One PJSC. With the additional investment, KEPCO’s total capital investment amount in Barakah One PJSC is expected to be US$1.28 billion. KEPCO’s equity interest in the project is 18%, which remains unchanged. The total project cost of the construction and operation of the Barakah nuclear power plant is expected to be approximately US$29.5 billion, and the operational period is expected to be 60 years after the project commercial operation date in 2025. Actual capital contribution is currently scheduled to be made in September 2025.

Non-nuclear Generation Projects

We are currently engaged in three major power projects in the Philippines: (i) a “build, operate and transfer” of a 1,200-megawatt combined-cycle power plant project in Ilijan, construction of which began in November 1997 and was completed in June 2002 and which is being operated by us until 2022 (the project cost of the Ilijan project was US$721 million, for which project finance on a limited recourse basis was provided), (ii) ownership of a 39.6% equity interest in SPC Power Corporation, an independent power producer, and a 39.6% equity interest in two distribution companies in the Philippines, and (iii) a “build, operate and own” of a 200-megawatt CFBC coal power plant in Cebu for which construction began in February 2008 and was completed in May 2011, followed by operation thereof until 2036. The project cost of the Cebu project was US$451 million, for which project financing on a limited recourse basis was provided.

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

In August 2010, a consortium led by us was selected as the preferred bidder in an international auction for the construction and operation of the Norte II gas-fueled combined-cycle electricity generation facility in Chihuahua, Mexico, as ordered by the Commission Federal de Electricidad (“CFE”) of Mexico. The consortium established a special purpose vehicle, KST Electric Power Company (“KST”), to act as the operating entity, and in September 2010, KST entered into a power purchase agreement with CFE in relation to the construction and operation of a 433-megawatt combined-cycle power plant at Chihuahua in Mexico. In October 2010, KST was licensed by the Mexican government as an independent power producer, which allows it to produce and sell electricity to CFE during the specified contract period. The project will be undertaken on a “build, own and operate” basis. The total cost of the project is approximately US$430 million. We hold a 56% equity interest in the consortium, with the remaining equity interests held by Samsung C&T (with a 34% equity interest) and Techint, a Mexico company (with a 10% equity interest). Approximately 24% of the total project costs is being financed through equity investments by the consortium and the remaining 77.5% through project financing. Commercial operation commenced in December 2013, and the operation period will run for 25 years until 2038. Our wholly-owned subsidiary, KEPCO Energy Service Company, currently manages the operation of the project.

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

In March 2013, a consortium consisting of us and Marubeni, a Japanese corporation, was selected by the Ministry of Industry and Trade of Vietnam for the construction and operation of a 1,200 megawatt coal-fired power plant in Thanh Hoa province, Vietnam. We started construction in July 2018 and to complete completion by July 2022, followed by operation for 25 years. The total project cost is expected to be US$2.5 billion, of which 24% will be funded by equity contribution and the remaining 76% by debt financing. The share capital of the special purpose entity in charge of this project is US$568 million, and we and Marubeni each hold 50% equity interest in such entity.

On October 6, 2016, a consortium comprised of us, Marubeni Corporation and four local entities, with equity interest in the consortium of 24.5%, 24.5% and 51.0%, respectively, was notified that it has been selected by the Republic of South Africa Department of Energy as the preferred bidder for the construction and operation project of a coal-fired power plant in the Republic of South Africa. Once negotiations and financing arrangements are completed, the construction of the coal-fired power plant is expected to commence. The plant is expected to have an aggregate capacity of 630 megawatts, and construction is expected to take 52 months to complete. The consortium plans to participate in the operation of the plant for a period of 30 years from the commercial operation date. The total cost of the project is estimated to be around US$2.14 billion, of which our total capital investment is expected to be approximately US$133 million. In connection with the project, we plan to establish a holding company and a project company in the Republic of South Africa.

On September 28, 2017, we entered into a joint development agreement with Tadmax Resources Bhd, a Malaysian corporation, in relation to a gas-fired power plant with capacity of 1,200 megawatts in Pulau Indah, Malaysia. We obtained approval for this project from Malaysian Energy Commission, the project sponsor. We will hold a 25% equity interest in this project, and Tadmax Resources Bhd will hold a 75% equity interest in it. The total project cost is expected to be approximately US$1 billion, and we expect to invest approximately US$50 million for the equity interest. Upon closing of the financing, the construction for this project will begin in the fourth quarter of 2019, following the approval of the applicable tariff rates by the Malaysian Energy Commission, which is currently expected to occur in the second quarter of 2019. This project marks our first entry into the Malaysian power generation market. We expect to enter into a power purchase agreement with Tenaga Nasional Berhad for a term of 21 years, with a goal of generating a stable revenue stream from this project.

Exploration and Production Projects

In order to secure a more reliable supply of fuel for power generation and hedge against fluctuations in fuel price, from 2007 to 2016, we pursued overseas exploration and production projects, including five bituminous coal projects and five uranium projects involving investments of approximately Won 1.4 trillion. However, pursuant to the Government’s Proposal for Adjustment of Functions of Public Institutions (Energy Sector) announced in June 2016, as of December 31, 2016, except for the Bylong project described below, we transferred all our assets and liabilities for our overseas resource business to our six generation subsidiaries, which are the end-consumers of fuels and are therefore expected to more responsively manage these projects. The amount of net assets that we transferred to our generation subsidiaries as of December 31, 2016 was Won 622 billion.

Some of the assets transferred include our equity interest in PT Adaro Energy TBK, which is one of the largest coal producers in Indonesia, as well as our 20% equity interest in PT. Bayan Resources Tbk pursuant to which we were entitled to an off-take of 7 million tons per year beginning in 2015.

One exception to the transfers on such date was our 90% equity interest in KEPCO Bylong Pty Ltd., for which we are currently processing a development application and mining leases from the New South Wales government and Environment Protection and Biodiversity Conservation referral from Australian (Commonwealth) government. After the approval of such permit, we and our generation subsidiaries expect to make additional investment (expected to amount to approximately US$400 million paid pro rata by us and our generation subsidiaries over the course of three years). Commercial production is expected to commence in 2021. We transferred 10% of our equity interest in the KEPCO Bylong Pty Ltd. to our five non-nuclear generation subsidiaries as of December 31, 2016, and we plan to gradually transfer the remainder of our interest in the KEPCO Bylong Pty Ltd. to them subject to the progress of the regulatory approval process and resource production phase of the project.

Our nuclear generation subsidiary, KHNP, is also pursuing development projects for procurements of uranium in countries including Canada, the United States and Niger.

Renewable Energy Projects

Our overseas renewable energy projects include the generation of electricity through renewable energy sources.

Since 2005, joint ventures between us and China Datang Corporation of the People’s Republic of China have built and operated a number of wind farms in Inner Mongolia, Liaoning and Gansu provinces. We own 40% of these joint ventures, whose equity in the aggregate amount is approximately US$450 million. The projects are funded one-third by equity contributions and two-thirds by debt financing. As of December 31, 2018, the joint venture operated 22 wind farms with a total capacity of 1,017 megawatts and a 7-megawatt photovoltaic power station.

In December 2015, we entered into an agreement with the Ministry of Energy and Mineral Resources of Jordan to build, own and operate a wind farm with installed capacity of 89.1 megawatts in Fujeij, Ma’an, Jordan. Construction is currently underway with commercial operations expected to commence in May 2019. Total project cost is approximately US$184 million, of which 40% is financed through equity investments by us and the remaining 60% through debt financing. We believe that this project will help us to further diversify our business portfolio in the Middle East from the existing focus on nuclear and thermal power plants to expand to renewable energy facilities.

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

In June 2017, a consortium between us and LG CNS Co., Ltd. won a project to build, own and operate a photovoltaic power station in Guam, United States, with a capacity of 60 megawatts for 25 years, including 32 megawatts-hour energy storage system. The total project cost is approximately US$200 million, of which 25% will be financed through equity investment by us and LG CNS Co., Ltd., each holding 70% and 30% of equity interests, respectively, and the remaining 75% will be funded through debt financing. The debt to equity ratio will be fixed upon financial closing. The consortium has entered into a power purchase agreement with Guam Power Authority in August 2018 and the construction of the project is expected to start in the first half of 2019. It is expected the power station will begin commercial operation by June 2021.

In September 2017, we entered into an agreement with Recurrent Energy to operate 3 solar photovoltaic project in southern California, United States, with a capacity of 235MW for 34 years. KEPCO partnered with the Corporate Partnership Fund, a Korean private equity fund. We invested USD 38 million in the project, and the transaction marks our largest investment in the U.S. solar market.

In October 2018, we entered into a Share Purchase Agreement and Share Subscription Agreement to operate a photovoltaic power station with a capacity of 50 megawatts in Calatagan in Philippines. The parties, KEPCO and Solar Philippines Power Project Holdings, Inc., subsequently signed the Shareholders’ Agreement in December 2018, in which KEPCO owns 38% interest. We financed PHP 2.25 billion (approximately USD 42.8 million) for the Calatagan Project, of which 80% was financed through equity investments and the remaining 20% was funded through debt financing.

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

At the end of 2015, we supplied electricity to 254 units, including administrative agencies, support facilities and resident corporations, using a tariff structure identical to that of South Korea. However, we suspended power transmission to the Kaesong Industrial Complex since February 11, 2016 following the Government’s decision to halt operations of the industrial complex to impede North Korea’s utilization of funds from the industrial complex to finance its nuclear and missile programs. As of December 31, 2018, the book value of our facility located at the complex was Won 17.5 billion. For the year ended December 31, 2018, the amount of trade receivables from the companies residing in Kaesong complex was Won 2.9 billion. It is currently uncertain if we can exercise the property rights for our facility in the Kaesong complex. No assurance can be given that we will not experience any material losses as a result of the suspension of this project or failure of the project as a result of a breakdown or escalation of hostilities in the relationship between the Republic and North Korea. See Item 3.D. “Risk Factors—Risks Relating to Korea and the Global Economy—Tensions with North Korea could have an adverse effect on us and the market value of our shares.”

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

Substantial liability may result from the operations of our nuclear generation units, the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP maintains property and liability insurance against risks of its business to the extent required by the related law and regulations or considered as appropriate and otherwise self-insures against such risks. KHNP carries insurance for its generation units against certain risks, including property damage, nuclear fuel transportation and liability insurance for personal injury and property damage. KHNP carries property damage insurance covering up to US$1 billion per accident for all properties within its plant complexes, which includes property insurance coverage for acts of terrorism up to US$300 million and for breakdown of machinery up to US$300 million. In addition to the insurance on operating nuclear power generation units, KHNP has construction insurance for Shin-Kori #4, #5 and #6 and Shin-Hanul #1 and #2. KHNP maintains nuclear liability insurance for personal injury and third-party property damage for coverage of up to 300 million Special Drawing Rights, or SDRs, which amounts to approximately US$435 million, at the rate of 1 SDR = US$1.387090 as posted on the Internet homepage of the International Monetary Fund on April 5, 2019 per plant complex, for a total coverage of 1.5 billion SDRs. KHNP is also the beneficiary of a Government indemnity with respect to such risks for damage claims of up to Won 300 million SDRs per nuclear plant complex, for a total coverage of 1.5 billion SDRs. Under the Nuclear Damage Compensation Act of 1969, as amended, KHNP is liable only up to 300 million SDRs, per single accident per plant complex; provided that such limitation will not apply where KHNP intentionally causes harm or knowingly fails to prevent the harm from occurring. KHNP will receive the Government’s support, subject to the approval of the National Assembly, if (i) the damages exceed the insurance coverage amount of 300 million SDRs and (ii) the Government deems such support to be necessary for the purposes of protecting damaged persons and supporting the development of nuclear energy business. KHNP carries insurance for its generation units and nuclear fuel transportation, and we believe that the level of insurance is generally adequate and is in compliance with relevant laws and regulations. In addition, KHNP is the beneficiary of Government indemnity which covers a portion of liability in excess of the insurance. However, such insurance is limited in terms of amount and scope of coverage and does not cover all types or amounts of losses which could arise in connection with the ownership and operation of nuclear plants. Accordingly, material adverse financial consequences could result from a serious accident or a natural disaster to the extent it is neither insured nor covered by the government indemnity. See Item 3.D. “Risk Factors—Risks Relating to KEPCO—The amount and scope of coverage of our insurance are limited.”

Competition

As of December 31, 2018, we and our generation subsidiaries owned approximately 68.3% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use). New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial condition and results of operations.

In particular, we compete with independent power producers with respect to electricity generation. The independent power producers accounted for 26.7% of total power generation in 2018 and 31.7% of total generation capacity as of December 31, 2018. As of December 31, 2018, there were 19 independent power producers in Korea, excluding renewable energy producers. Private enterprises became permitted to own and operate coal-fired power plants in Korea only after the Ministry of Trade, Industry and Energy approved plans for independent power producers to construct coal-fired power plants under the Sixth Basic Plan announced in February 2013. Under the Eighth Basic Plan announced in December 2017, six coal-fired units under construction with aggregate generation capacity of 6,260 megawatts are scheduled to be completed between 2021 and 2022. While it remains to be seen whether construction of these generation units will be completed as scheduled, if these units were to be completed as scheduled and/or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease, which may have a material adverse effect on our results of operations and financial condition.

In addition, under the Community Energy System adopted by the Government in 2004, a minimal amount of electricity is supplied directly to consumers on a localized basis by independent power producers outside the cost-based pool system used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. The purpose of this system is to geographically decentralize electricity supply and thereby reduce transmission losses and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of March 31, 2019, the aggregate generation capacity of suppliers participating in the Community Energy System amounted to less than 1% of that of our generation subsidiaries in the aggregate. We currently do not expect the Community Energy System to be widely adopted, especially in light of the significant level of capital expenditure required for such direct supply. However, if the Community Energy System is widely adopted, it may erode our currently dominant market position in the generation and distribution of electricity in Korea and may have a material adverse effect on our business, results of operations and financial condition.

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

As of December 31, 2018, the legal reserve was Won 1,605 billion and the voluntary reserve was Won 35,906 billion, which consisted of reserve for business expansion of Won 30,089 billion, reserve for investment in social overhead capital of Won 5,277 billion, reserve for research and human development of Won 330 billion and reserve for equalizing dividends of Won 210 billion.

We are under the supervision of the Ministry of Trade, Industry and Energy, which has principal supervisory responsibility (in consultation with other Government agencies, such as the Ministry of Economy and Finance, as applicable) over us with respect to the appointments of our directors and our other senior management as well as approval of electricity tariff rate adjustments, among others.

Because the Government owns part of our capital stock, the Government’s Board of Audit and Inspection may audit our books.

The Electric Utility Act requires that licenses be obtained in relation to generation, transmission, distribution and sales of electricity, with limited exceptions. We hold the license to generate, transmit, distribute and sell electricity. Each of our six generation subsidiaries holds an electricity generation license. The Electric Utility Act governs the formulation and approval of electricity rates in Korea. See “—Sales and Customers—Electricity Rates” above.

Our operations are subject to various laws and regulations relating to environmental protection and safety.

Debt Reduction Program and Related Activities

In light of the general policy guideline of the Government for public institutions (including us and our generation subsidiaries) to reduce their respective overall debt levels, we and our generation subsidiaries have, in consultation with the Ministry of Trade, Industry and Energy and as approved by the Public Agencies Operating Committee, previously set target debt-to-equity levels every year from 2014 to 2017 and undertook various programs to reduce debt and improve the overall financial health, including through rationalizing and applying stricter review to (from a profitability and efficiency perspective) various aspects of our operations (both domestic and overseas), inviting private sector investments, disposing of non-core assets (such as non-core or loss-generating overseas operations and real property unrelated to operations), reducing costs, exploring alternative ways to generate additional revenue and developing contingency plans for further cost savings. Such debt-reduction initiatives ended at the end of 2017 as initially planned. However, we plan to continue carry out similar initiatives to manage our level of debt.

Despite our best efforts, however, for reasons beyond our control, including macroeconomic environments, government regulations and market forces (such as international market prices for our fuels), we cannot assure whether we or our generation subsidiaries will be able to successfully reduce debt burdens or otherwise improve our financial health or to a level that would be optimal for our capital structure. If we or our generation subsidiaries fail to do so or the measures taken by us or our generation subsidiaries to reduce debt levels or improve financial health have unintended adverse consequences, such developments may have an adverse effect on our business, results of operations and financial condition.

Establishment of an University

In light of President Moon Jae-in’s key policy for Korea’s southwestern Honam region and in an effort to cultivate talents and establish a research platform for new market expansions, we plan to establish an university in South Jeolla Province. The university is planned to focus on energy studies and is expected to have 100 professors and more than 1,000 students. The opening date is tentatively scheduled for 2022. The estimated cost of such project is Won 700 billion. Although the source of the funding has not yet been finalized, we are endeavoring to secure funds from both the central government and the municipality government. For example, for ten years after the commencement of the university, we will receive funding (to be used for expenses in operating the school) from the municipality government in the amount of Won 200 billion. We are also currently discussing with the government-wide University Establishment and Support Committee regarding a potential funding from the central government. Other than the funds provided by the municipality and the central governments, we may have to provide a portion of the funds at our own expense, which, if significant, may have an adverse effect on our results of operations and financial condition.

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

Equity Holdings	Primary Business	Fair Value(1) as of December 31, 2018	Ownership Percentage as of December 31, 2018	Ownership Percentage to be Sold
		(in billions of Won)
KEPCO Engineering & Construction Co., Inc.	Architectural engineering for utility plants	525	65.77	14.77
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	34	29.00	29.00

Note:

(1)	Fair value has been computed as the product of the closing share price on December 31, 2018 multiplied by the number of shares owned by KEPCO.

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

Item 4.C. Organizational Structure

As of December 31, 2018, we had 106 subsidiaries, 58 associates and 55 joint ventures (not including any special purpose entities).

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

The table below sets forth each of our associates and joint ventures as of December 31, 2018 by name, the percentage of our shareholdings and their principal activities.

	Ownership (Percent)	Principal Activities
Associates:
Korea Gas Corporation(1)	20	Importing and wholesaling LNG
Korea Electric Power Industrial Development Co., Ltd.	29	Electricity metering and others
YTN Co., Ltd.	21	Broadcasting
Cheongna Energy Co., Ltd.	44	Generating and distributing vapor and hot/cold water
Gangwon Wind Power Co., Ltd.(2)	15	Power generation
Hyundai Green Power Co., Ltd.	29	Power generation
Korea Power Exchange(5)	100	Management of power market and others
AMEC Partners Korea Ltd.(3)	19	Resources development
Hyundai Energy Co., Ltd.(8)	31	Power generation
Ecollite Co., Ltd.	36	Artificial light-weight aggregate
Taebaek Wind Power Co., Ltd.	25	Power generation
Taeback Guinemi Wind Power Co., Ltd.	25	Power generation
Pyeongchang Wind Power Co., Ltd.	25	Power generation
Daeryun Power Co., Ltd.(3)	9	Power generation
Changjuk Wind Power Co., Ltd.	30	Power generation
KNH Solar Co., Ltd.	27	Power generation
SPC Power Corporation	38	Power generation
Gemeng International Energy Co., Ltd.	34	Power generation
PT. Cirebon Electric Power	28	Power generation
KNOC Nigerian East Oil Co., Ltd.(4)	15	Resources development
KNOC Nigerian West Oil Co., Ltd.(4)	15	Resources development
PT Wampu Electric Power	46	Power generation
PT. Bayan Resources TBK	20	Resources development
S-Power Co., Ltd.	49	Power generation
Pioneer Gas Power Limited(7)	39	Power generation
Eurasia Energy Holdings	40	Power generation and resources development

	Ownership (Percent)	Principal Activities
Xe-Pian Xe-Namnoy Power Co., Ltd.	25	Power generation
Hadong Mineral Fiber Co., Ltd.(3)	8	Recycling fly ashes
Green Biomass Co., Ltd.(10)	9	Power generation
PT. Mutiara Jawa	29	Manufacturing and operating floating coal terminal
Samcheok Eco Materials Co., Ltd.(9)	2	Recycling fly ashes
Noeul Green Energy Co., Ltd.	29	Power generation
Naepo Green Energy Co., Ltd.	42	Power generation
Goseong Green Energy Co., Ltd.(2)	1	Power generation
Gangneung Eco Power Co., Ltd.(2)	2	Power generation
Shin Pyeongtaek Power Co., Ltd.	40	Power generation
Heang Bok Do Si Photovoltaic Power Co., Ltd.	28	Power generation
Dongducheon Dream Power Co., Ltd.(14)	34	Power generation
Jinbhuvish Power Generation Pvt. Ltd.(2)	5	Power generation
SE Green Energy Co., Ltd.	48	Power generation
Daegu Photovoltaic Co., Ltd.	29	Power generation
Jeongam Wind Power Co., Ltd.	40	Power generation
Korea Power Engineering Service Co., Ltd.	29	Construction and service
Busan Green Energy Co., Ltd.	29	Power generation
Gunsan Bio Energy Co., Ltd.(2)	19	Power generation
Korea Electric Vehicle Charging Service	28	Electric vehicle charge service
Ulleungdo Natural Energy Co., Ltd.	30	Renewable power generation
Korea Nuclear Partners Co., Ltd.	29	Electric material agency
Tamra Offshore Wind Power Co., Ltd.	27	Power generation
Korea Electric Power Corporation Fund(11)	98	Developing electric enterprises
Energy Infra Asset Management Co., Ltd.(3)	10	Asset management
Daegu clean Energy Co., Ltd.	28	Renewable power generation
YaksuESS Co., Ltd	29	Installing ESS related equipment
Nepal Water & Energy Development Company Private Limited(13)	58	Construction and operation of utility plant
Gwangyang Green Energy Co., Ltd.	20	Power generation
PND solar., Ltd	29	Power generation
Hyundai Eco Energy Co., Ltd.(2)	19	Power generation
YeongGwang Yaksu Wind Electric. Co., Ltd(2)	10	Power generation

Joint Ventures:
KEPCO-Uhde Inc.(6)	53	Power generation
Eco Biomass Energy Sdn. Bhd.(6)	62	Power generation
Shuweihat Asia Power Investment B.V.	49	Holding company
Shuweihat Asia Operation & Maintenance Company(6)	55	Maintenance of utility plant
Waterbury Lake Uranium L.P.	34	Resources development
ASM-BG Investicii AD	50	Power generation
RES Technology AD	50	Power generation
KV Holdings, Inc.	40	Power generation
KEPCO SPC Power Corporation(6)	75	Construction and operation of utility plant
Gansu Datang Yumen Wind Power Co., Ltd.	40	Power generation
Datang Chifeng Renewable Power Co., Ltd.	40	Power generation
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	40	Power generation

	Ownership (Percent)	Principal Activities
Rabigh Electricity Company	40	Power generation
Rabigh Operation & Maintenance Company Limited	40	Maintenance of utility plant
Jamaica Public Service Company Limited	40	Power generation
KW Nuclear Components Co., Ltd.	45	Manufacturing
Busan Shinho Solar Power Co., Ltd.	25	Power generation
GS Donghae Electric Power Co., Ltd.	34	Power generation
Global Trade Of Power System Co., Ltd.	29	Exporting products and technology of small or medium business by proxy
Expressway Solar-light Power Generation Co., Ltd.	29	Power generation
Daejung Offshore Wind Power Co., Ltd.	50	Power generation
Amman Asia Electric Power Company(6)	60	Power generation
KAPES, Inc.(6)	51	R&D
Dangjin Eco Power Co., Ltd.	34	Power generation
Honam Wind Power Co., Ltd.	29	Power generation
Chun-cheon Energy Co., Ltd.	30	Power generation
Yeonggwangbaeksu Wind Power Co., Ltd.(3)	15	Power generation
Nghi Son 2 Power LLC	50	Power generation
Kelar S.A(6)	65	Power generation
PT. Tanjung Power Indonesia	35	Power generation
Incheon New Power Co., Ltd.	29	Power generation
Seokmun Energy Co., Ltd.	29	Power generation
Daehan Wind Power PSC	50	Power generation
Barakah One Company(12)	18	Power generation
Nawah Energy Company(12)	18	Operation of utility plant
MOMENTUM	33	International thermonuclear experimental reactor construction management
Daegu Green Power Co., Ltd.	29	Power generation
Yeonggwang Wind Power Co., Ltd.	41	Power generation
Chester Solar IV SpA(6)	82	Power generation
Chester Solar V SpA(6)	82	Power generation
Diego de Almagro Solar SpA(6)	82	Power generation
South Jamaica Power Company Limited	20	Power generation
Daesan Green Energy Co., Ltd.	35	Power generation
RE Holiday Holdings LLC	50	Power generation
RE Pioneer Holdings LLC	50	Power generation
RE Barren Ridge 1 Holdings LLC	50	Power generation
RE Astoria 2 LandCo LLC	50	Power generation
RE Barren Ridge LandCo LLC	50	Power generation
Laurel SpA(6)	82	Power generation
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd(3)	12	Power generation
Chile Solar JV SpA	50	Power generation
Taebaek Gadeoksan Wind Power Co., Ltd.	47	Power generation
Cheong-Song Noraesan Wind Power Co., Ltd.	25	Power generation
Chester Solar I SpA(6)	82	Power generation
Solar Philippines Calatagan Corporation	38	Power generation

Notes:

(1)	The effective percentage of ownership (excluding the treasury stocks) is 21.57%.
(2)

Our effective percentage of ownership is less than 20%, but we can exercise significant influence by virtue of our contractual right to appoint directors to the board of directors of this entity and, through such directors, we can influence the financial and operating policy of the board of directors.

(3)	Our effective percentage of ownership is less than 20%, but we can exercise significant influence by virtue of our contractual right to appoint a director to the board of directors of this entity.
(4)

Our effective percentage of ownership is less than 20%, but we can exercise significant influence by virtue of our contractual right to appoint one out of four members of the steering committee of this entity. Moreover, we have significant financial transactions with this entity to the effect that we can exercise significant influence on this entity.

(5)

The Government regulates our ability to make operating and financial decisions over this entity, as the Government requires maintaining arms-length transactions between the Korea Power Exchange and our other subsidiaries. We can exercise significant influence by virtue of our right to nominate directors to the board of directors of this entity.

(6)

Our effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all shareholders. For this reason, these entities are classified as joint ventures.

(7)	The reporting period of all associates and joint ventures ends on December 31, except for Pioneer Gas Power Limited, whose reporting period ends on March 31.
(8)

As of December 31, 2018, 15.64% of ownership of Hyundai Energy Co., Ltd. is held by NH Power II Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, we have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power II Co., Ltd. and NH Bank upon a certain rate of return, and NH Power II Co., Ltd. and NH Bank also have put options to dispose of their investment to us. In connection with this agreement, we applied the equity method on our 46.30% equity investment in Hyundai Energy Co., Ltd.

(9)	Our effective percentage of ownership (excluding the redeemable convertible preferred stock) is 25.54%.
(10)

Our effective percentage of ownership is less than 20%, but we can exercise significant influence by virtue of our contractual right to appoint a director to the board of directors of this entity and the fact that a dominant portion of the investee’s sales transactions is generated from us.

(11)

Our effective percentage of ownership is more than 50% but we do not hold control over relevant business while we exercise significant influence by participating in the Investment Decision Committee. For this reason, this entity is classified as an associate.

(12)

Our effective percentage of ownership is less than 20%, but we have joint control over this entity as decisions on the major activities require the unanimous consent of the parties that collectively control this entity.

(13)	Our effective percentage of ownership is more than 50%, but we do not control this entity according to the shareholders’ agreement. For this reason, this entity is classified as an associate.
(14)	Our effective percentage of ownership is 34.01% considering redeemable convertible preferred stock.

Item 4.D. Property, Plant and Equipment

Our property consists mainly of power generation, transmission and distribution equipment and facilities in Korea. See Item 4.B. “Business Overview—Power Generation,” “—Transmission and Distribution” and “—Capital Investment Program.” In addition, we own our corporate headquarters building complex at 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea. As of December 31, 2018, the net book value of our property, plant and equipment was Won 152,743 billion. As of December 31, 2018, investment property, which is accounted for separately from our property, plant and equipment, amounted to Won 160 billion. No significant amount of our properties is leased. There are no material encumbrances on our properties, including power generation, transmission and distribution equipment and facilities.

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

During 2018, we completed the sales of 126 properties (including residential properties, storage spaces, and substation lots that are located in Korea) which are not directly related to our operations for an aggregate sale price of approximately Won 166 billion. The book value of such properties amounted to Won 106 billion, representing 1.3% of our total real properties as of December 31, 2018. The foregoing sales reflect our ongoing efforts to improve our financial soundness through debt reduction and enhance our management efficiency, selling noncore properties that have no direct relations to electricity facilities.

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

Under the Electric Utility Act and the Price Stabilization Act, the Government generally establishes electricity rates at levels that are expected to permit us to recover our operating costs attributable to our basic electricity generation, transmission and distribution operations in addition to receiving a fair investment return on capital used in those operations. For a detailed description of the fair investment return, see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.” From 2014 to 2016, largely due to the general decline of fuel prices, relatively stable exchange rates, the sale of the properties in our previous headquarters and the greater use of coal relative to LNG (the former being a cheaper source of fuel) as a proportion of the fuels used to produce electricity, our gross profit, operating profit and net profit increased significantly.

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

Demand for electricity in Korea grew at a compounded average rate of 2.1% per annum for the five years ended December 31, 2018. According to the Bank of Korea, the compounded growth rate for GDP was approximately 3.0% for the same period. The GDP growth rate was approximately 2.9%, 3.1% and 2.7% during 2016, 2017 and 2018, respectively.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s GDP and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year basis.

	2014	2015	2016	2017	2018
Growth in GDP	3.3%	2.8%	2.9%	3.1%	2.7%
Growth in electricity consumption	0.6%	1.3%	2.8%	2.2%	3.6%

Demand for electricity may be categorized either by the type of its usage or by the type of customers. The following describes the demand for electricity by the type of its usage, namely, industrial, commercial and residential:

•

The industrial sector represents the largest segment of electricity consumption in Korea. Demand for electricity from the industrial sector was 292,999 gigawatt hours in 2018, representing a 2.5% increase from 2017, largely due to the increased volume of semiconductor and other exports.

•

Demand for electricity from the commercial sector depends largely on the level and scope of commercial activities in Korea, which in recent years have resulted in increased office building construction, office automation and use of air conditioners and heaters. Demand for electricity from the commercial sector increased to 116,934 gigawatt hours in 2018, representing a 5.1% increase from 2017 largely due to the extreme weather conditions that have led to increased demand for heating and air conditioning.

•

Demand for electricity from the residential sector is largely dependent on population growth and use of heaters, air conditioners and other electronic appliances. Demand for electricity from the residential sector increased to 72,895 gigawatt hours in 2018, representing a 6.3% increase compared to 2017, largely due to an increase in household electricity usage for air conditioning and heating. For a discussion on demand by the type of customers, see Item 4.B. “Business Overview—Sales and Customers—Demand by the Type of Usage.”

Since our inception, we have had the predominant market share in terms of electricity generated in Korea. As for electricity we purchase from the market for transmission and distribution to our end-users, our generation subsidiaries accounted for 81.5%, 77.8% and 74.0% in 2016, 2017 and 2018, respectively, while the remainder was accounted for by independent power producers. As for transmission and distribution of electricity, we have historically handled, expect to continue to handle, substantially all of such activities in Korea.

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

Electricity Rates

Under the Electric Utility Act and the Price Stabilization Act, electricity rates are established at levels that will permit us to recover our operating costs attributable to our basic electricity generation, transmission and distribution operations in addition to receiving a fair investment return on capital used in those operations. For further discussion of fair investment return, see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.”

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

In the past, the Government effected tariff increases that typically covered all sectors, namely, residential, commercial and industrial. No cross-sector tariff increase has been implemented since November 2013, largely due to the downward trend in fuel costs. However, effective January 1, 2017, the Government made several adjustments to the existing rate structure in order to ease the burden of electricity tariff on residential consumers as well as promote the use of renewable energy. First, the progressive rate structure applicable to the residential sector, which applies a gradient of increasing tariff rates for heavier electricity usage, was changed from a six-tiered structure with the highest rate being no more than 11.7 times the lowest rate (which gradient system has been in place since 2005) into a three-tiered structure with the highest rate being no more than three times the lowest rate in order to reflect the changes in the pattern of electricity consumption and reduce the electricity charges payable by consumers. Second, the new tariff structure encourages energy saving by offering rate discounts to residential consumers that voluntarily reduce electricity consumption while charging special high rates to residential consumers with heavy electricity consumption during peak usage periods during the summer and the winter. Third, a temporary rate discount will apply during 2017 to 2019 to investments in environmentally friendly facilities such as energy storage systems, renewable energy and electric cars. The temporary rate discount to investments in energy storage systems and renewable energy was extended until 2020. Additionally, during July and August 2018, the Government reduced residential electricity charges by temporarily relaxing the application of the current tariff structure and offering higher rate discounts to economically or otherwise disadvantaged households to ease the burden on households that have significantly increased their use of air conditioners during a heatwave. Such adjustments may lower our revenues from the sale of electricity and accordingly have a material adverse effect on our results of operation, financial condition and cash flows.

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

Fuel costs constituted 30.9%, 31.7% and 34.5% of our cost of sales, and the ratio of fuel costs to our sales was 23.4%, 27.8% and 33.5% in 2016, 2017 and 2018, respectively. Substantially all of the fuel (except for anthracite coal) used by our generation subsidiaries is imported from outside of Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. Pursuant to the terms of our long-term supply contracts, prices are adjusted from time to time subject to prevailing market conditions. See Item 4.B. “Business Overview—Fuel.”

Uranium accounted for 37.1%, 34.8% and 31.9% of our fuel requirements in 2016, 2017 and 2018, respectively. Coal accounted for 47.7%, 53.3% and 53.2% of our fuel requirements in 2016, 2017 and 2018,

respectively. LNG accounted for 10.7%, 8.7% and 11.2% of our fuel requirements in 2016, 2017 and 2018, respectively. Oil accounted for 3.0%, 1.2% and 1.4% of our fuel requirements in 2016, 2017 and 2018, respectively. In each case, the fuel requirements are measured by the amount of electricity generated by us and our generation subsidiaries and do not include electricity purchased from independent power producers. In order to ensure stable supplies of fuel materials, our generation subsidiaries enter into long-term and medium-term contracts with various suppliers and supplement such supplies with fuel materials purchased on spot markets.

The price of bituminous coal, which represents our largest fuel requirement, fluctuates significantly from time to time. In 2018, approximately 83% of the bituminous coal requirements of our generation subsidiaries were purchased under long-term contracts and the remaining 17% purchased on the spot market. The average daily spot price of “free on board” Newcastle coal 6300 GAR published by Platts increased from US$88.3 per ton in 2017 to US$107.7 per ton in 2018 and decreased to US$84.0 per ton as of April 18, 2019. If the price of bituminous coal were to sharply rise, our generation subsidiaries may not be able to secure their respective bituminous coal supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in fuel cost.

From 2016 to 2018, the prices of oil and LNG fluctuated significantly. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil increased from US$53.1 per barrel in 2017 to US$69.3 per barrel in 2018 and to US$70.4 per barrel as of April 18, 2019.

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

Movements of the Won against the U.S. Dollar and Other Foreign Currencies

Korean Won has fluctuated significantly against major currencies from time to time. For fluctuations in exchange rates, see Item 3.A. “Selected Financial Data—Currency Translations and Exchange Rates.” In particular, Korean Won underwent substantial fluctuations during the recent global financial crisis, and remains subject to significant volatility. The Noon Buying Rate per one U.S. dollar decreased from Won 1,203.7 on December 31, 2016 to Won 1,067.4 on December 31, 2017 and rebounded to 1,112.9 on December 31, 2018 and to Won 1,136.2 on April 18, 2019. In 2018, the Won generally depreciated against U.S. dollar and other foreign currencies, and such depreciation may result in a significant increase in the cost of fuel materials and equipment purchased from overseas as well as the cost of servicing our foreign currency debt. As of December 31, 2018, 17.7% of our long-term debt (including the current portion but excluding issue discounts and premium) without taking into consideration of swap transactions was denominated in foreign currencies, principally U.S. dollars. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in U.S. dollars. Since a substantial portion of our revenues is denominated in Won, we must generally obtain foreign currencies through foreign currency-denominated financings or from foreign currency exchange markets to make such purchases or service such debt, fulfill our obligations under existing overseas investments and make new overseas investments. As a result, any significant depreciation of Won against U.S. dollar or other foreign currencies will have a material adverse effect on our profitability and results of operations. See Item 3.D. “Risk Factors—Risks Relating to KEPCO—The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.”

Recent Accounting Changes

New Amendments Adopted

New amendments to IFRS and other accounting standards are set forth below.

We have initially applied IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Contracts with Customers’ from January 1, 2018. Due to the transition methods chosen by us in applying these standards, comparative information throughout the financial statements has not been restated to reflect the requirements of the new standards.

•	IFRS 9—Financial Instruments

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and certain contracts to buy or sell non-financial items. This standard replaces existing guidance in IAS 39 ‘Financial Instruments: Recognition and Measurement’.

We have taken an exemption not to restate comparative information for prior periods upon adoption of IFRS 9. Accordingly, the information presented for 2017 and 2016 has not been restated and differences in the carrying amounts of financial instruments resulting from the adoption of IFRS 9 are recognized in retained earnings and other components in equity at January 1, 2018.

①	Classification and measurement of financial assets and financial liabilities

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, FVOCI and FVTPL. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial assets is managed and its contractual cash flow characteristics. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

The adoption of IFRS 9 has not had a significant effect on our accounting policies related to financial liabilities and derivative financial instruments (for derivatives that are used as hedging instruments).

The following table reconciles the carrying amounts of financial assets under IAS 39 to the carrying amounts under IFRS 9 on transition to IFRS 9 on January 1, 2018.

Original classification under IAS 39	New classification under IFRS 9	Original carrying amount under IAS 39		New carrying amount under IFRS 9
		(in millions of won)
Financial assets at FVTPL	FVTPL	￦	111,512	111,512
Loans and receivables	Amortized cost		15,203,663	14,405,570
Loans and receivables	FVTPL		—	791,324
Available-for-sale financial assets	FVOCI		699,833	471,903
Available-for-sale financial assets	FVTPL		—	227,930
Held-to-maturity investments	Amortized cost		3,144	3,144

Total financial assets (excluding derivative instruments)		￦	16,018,152	16,011,383

②	Impairment of financial assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ (ECL) model. The new impairment model applies to financial assets measured at amortized cost and debt investments at FVOCI, but not to investments in equity instruments.

We have used an exemption not to restate comparative information for prior periods with respect to classification and measurement (including impairment) requirements. Differences in the carrying amounts of financial assets resulting from the adoption of IFRS 9 are recognized in other components of equity and retained earnings as at January 1, 2018 as follows:

Type	Equity attributable to owners of the controlling company			Non- controlling interests	Total equity
	Retained earnings		Other components of equity
	(in millions of won)
Reclassification of cumulative gain or loss of available-for-sale financial assets	￦	76,851	(76,851)	—	—
Remeasurement of expected credit loss
—Trade and other receivables		(6,769)	—	—	(6,769)
—Income tax effect		1,846	—	—	1,846

Total	￦	71,928	(76,851)	—	(4,923)

The detailed accounting policies under IFRS 9 are described in Note 3(21) of the notes to our consolidated financial statements included in this annual report.

•	IFRS 15—Revenue from Contracts with Customers

IFRS 15 ‘Revenue from Contracts with Customers’ replaced IAS 18 ‘Revenue’, IAS 11 ‘Construction Contracts’, SIC-31 ‘Revenue-Barter Transactions Involving Advertising Services’, IFRIC 13 ‘Customer Loyalty Programs’, IFRIC 15 ‘Agreements for the Construction of Real Estate’ and IFRIC 18 ‘Transfers of Assets from Customers’.

Under IFRS 15, revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control at a point in time or over time requires judgment.

We have retrospectively applied this standard and recognized the cumulative effect of the adoption of IFRS 15 at the date of initial application (January 1, 2018) and have retrospectively applied IFRS 15 to only those contracts that were not completed as of the date of initial application (January 1, 2018). Accordingly, we have not restated the comparative periods.

IFRS 15 did not have a significant impact on our consolidated financial statements at the date of initial application (January 1, 2018). For additional information about our accounting policies relating to revenue recognition, see Note 3(7) of the notes to our consolidated financial statements included in this annual report.

•	IFRIC 22—Foreign Currency Transactions and Advance Consideration

We have adopted IFRIC 22 ‘Foreign Currency Transactions and Advance Consideration’ since January 1, 2018. IFRIC 22 clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. Upon adoption of this interpretation, there is no significant impact on our consolidated financial statements.

•	Amendments to IAS 40—Investment Property

We have adopted amendments to IAS 40 ‘Investment Property’ since January 1, 2018. Amendments to IAS 40 clarify when an entity should transfer a property asset to, or from, investment property. Upon adoption of these amendments, there is no significant impact on our consolidated financial statements.

New Standards and Amendments Not Yet Adopted

A number of new standards are effective for annual periods beginning after January 1, 2018 and earlier application is permitted; however, we have not adopted early the new or amended standards in preparing our consolidated financial statements.

•	IFRS 16—Leases

①	General information

IFRS 16 replaces existing leases guidance, including IAS 17 ‘Leases’, IFRIC 4 ‘Determining whether an Arrangement contains a Lease’, SIC-15 ‘Operating Leases—Incentives’ and SIC-27 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’.

We plan to apply IFRS 16 retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application on January 1, 2019. Therefore, the cumulative effect of adopting IFRS 16 will be recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at January 1, 2019, with no restatement of comparative information.

For a contract that is, or contains, a lease, we shall account for each lease component within the contract as a lease separately from non-lease components of the contract. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. In addition, as a practical expedient, a lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

Lessor accounting remains similar to the existing guidance IAS 17 ‘Leases’—i.e. lessors continue to classify leases as finance or operating leases.

②	Identifying a lease

We assess whether the contract is, or contains, a lease at inception of a contract and also shall identify whether the contract is, or contains, a lease at the date of initial application.

The definition of this new standard is mainly related to the control model. This standard classifies a lease contract and a service contract based on whether the identified asset is controlled by the customer. If the customer has all of the following rights, right-of-use is transferred to the customer.

-	Right to obtain substantially all of the economic benefits from use of the identified asset

-	Right to direct the use of the identified asset

③	Lessee accounting

The adoption of IFRS 16 will change the accounting of operating leases, which was previously not included in the consolidated statements of financial position under IAS 17, and at the date of initial application of IFRS 16, we shall account for all leases, except for short-term leases and leases of low-value items, as follows:

-	recognizes the present value of the lease payments that are not paid at the date of initial recognition in the consolidated statements of financial position as right-of-use asset and lease liabilities

-	recognizes the depreciation charge for right-of-use asset and interest expense on the lease liability in the consolidated statements of comprehensive income

-	classifies cash payments for the principal portion (financial activities) and for the interest portion (operating activities) in the consolidated statements of cash flows

④	Lessor accounting

Under IFRS 16, a lessor continues to classify each of its leases as either a finance leases or an operating leases.

However, under IFRS 16, a lessor shall disclose additional information such as the nature of the lessor’s leasing activities and how the lessor manages the risk associated with any rights it retains in underlying assets.

In assessing the financial impact of the initial adoption of IFRS 16, we assessed the impact on our consolidated financial statements for the year 2019 based on the context and available information as of January 1, 2019. As a result of a detailed analysis of the effect on our consolidated financial statements, we expect to increase the amount of right-of-use assets and lease liabilities by Won 4,590,988 million and Won 4,584,555 million as of January 1, 2019, respectively. However, the financial impact assessment may change depending on additional information available in the future.

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

Construction Contracts

For each performance obligation satisfied over time, we recognize revenue over time by measuring the progress towards complete satisfaction of that performance obligation. We apply a single method of measuring progress for each performance obligation satisfied over time and apply that method consistently to similar performance obligations and in similar circumstances. Revenue and costs are recognized based on the progress towards complete satisfaction of a performance obligation utilizing the cost-based input method at the end of the reporting period. In applying the cost-based input method, it is necessary to use estimates and assumptions related to our efforts or inputs expected to be incurred in the future, costs incurred which are not related to the performance obligation, changes in our efforts or inputs due to change of the performance obligation, etc. Total revenue is measured based on an agreed contract price; however, it may fluctuate due to the variation of performance obligations. The measurement of revenue is affected by various uncertainties resulting from unexpected future events.

Construction contracts are generally performed over a long term, and the total contract costs are estimated based on estimated future amounts such as material costs, labor costs, outsourcing costs and others which are expected to be incurred during construction period. The actual total contract costs can vary from our original estimates because of changes in conditions that affect material costs, labor costs, outsourcing costs and others. The uncertainty of estimated total contract costs and changes in such estimates have an impact on the completion progress and contract revenue for each reporting period. Also, there is uncertainty in future estimates due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others.

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

As of December 31, 2016 and 2017, we had Won 643 billion as assets and Won 395 billion of net amounts as liabilities. As of December 31, 2018, we had Won 210 billion of net amounts as liabilities. Changes in the estimated discount factor or cash flow, or changes in the assumptions and judgments by management underlying these estimates, may cause material revisions to the estimated total gain or loss effect of derivative instruments, which could have a material effect on the recorded asset or liability.

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

As of December 31, 2016, 2017 and 2018, we had a liability for decommissioning costs in the amounts of Won 13,050 billion, Won 15,985 billion and Won 16,364 billion, respectively. Changes in the estimated costs or timing of decommissioning, or changes in the assumptions and judgments by management underlying these estimates, may cause material revisions to the estimated total cost to decommission these facilities, which could have a material effect on the recorded liability. We used discount rates of 3.55%, 2.94% and 2.94% and inflation rates of 1.40%, 1.21% and 1.21% when calculating the decommissioning cost liability of nuclear plants recorded as of December 31, 2016, 2017 and 2018, respectively, and discount rate of 4.49% and inflation rate of 2.93% when calculating the decommissioning cost liability of spent fuel recorded as of December 31, 2016, 2017 and 2018. In addition, the following is a sensitivity analysis of the potential impact on decommissioning costs from a 0.1% increase or decrease in each of the inflation rate and the discount rate, assuming that all other aforementioned assumptions remain constant:

	Sensitivity to inflation rate			Sensitivity to discount rate
	+0.10%		-0.10%	+0.10%	-0.10%
	(in billions of Won)
Increase (decrease) of liability for decommissioning costs	￦	347	￦(337)	￦(306)	￦	315

See Notes 29 and 48 of the notes to our consolidated financial statements included in this annual report for further related information.

Provision for Decontamination of Transformer

Under the Persistent Organic Pollutants Management Act which was enacted in 2007, we are required to remove PCB from our transformers’ insulating oil by 2025. We are also required to inspect the PCB levels in our transformers and dispose of any PCBs in excess of established safety standards.

As of December 31, 2016, 2017 and 2018, we had liabilities of Won 192 billion, Won 180 billion and Won 148 billion, respectively, for inspection and disposal costs related to the decontamination of existing transformers.

The estimates and assumptions used by our management to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

Changes in the estimated costs or changes in the assumptions and judgments underlying these estimates may cause material revisions to the estimated total costs, which could have a material effect on our recorded liability. When calculating the provision for the decontamination of our transformers, we used a discount rate of 2.77% and an inflation rate of 1.29% as of December 31, 2016, a discount rate of 2.55% and an inflation rate of 1.23% as of December 31, 2017 and a discount rate of 2.18% and an inflation rate of 1.27 % as of December 31, 2018.

Deferred Tax Assets

In assessing the realizability of the deferred tax assets, our management considers whether it is probable that a portion or all of the deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent on whether we are able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Our management has scheduled the expected future reversals of the temporary differences and projected future taxable income in making this assessment. Based on these factors, our management believes that it is probable that we will realize the benefits of these temporary differences as of December 31, 2018. However, the amount of deferred tax assets that is realized may be different if we do not realize estimated future taxable income during the carry forward periods as originally expected.

In relation to the deferred tax assets recognized for tax loss, future taxable income is estimated considering the following: (i) five-year mid-to long-term financial forecasts of earnings before tax approved by management and submitted to the Ministry of Economy and Finance, and (ii) average amount of tax adjustments for the recent three years.

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

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life. Depreciation methods, residual values and useful lives of property, plant and equipment are reviewed at the end of each reporting period and if change is deemed appropriate, it is treated as a change in accounting estimate. As a result of such annual review, useful lives of certain structures and machinery were changed during the year ended December 31, 2018. Depreciation expenses decreased by Won 25,985 million for the year ended December 31, 2018. Depreciation expenses are expected to decrease by Won 157,333 million and Won 170,471 million for the years ending December 31, 2019 and 2020, respectively, and to increase by Won 353,789 million for the years after December 31, 2020.

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

The assessment of impairment is a critical accounting estimate, because significant management judgment is required to determine: (i) whether an indicator of impairment has occurred, (ii) how assets should be grouped, and (iii) the recoverable amount of the asset or asset group in the case of impairment. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, we may record impairment charges, resulting in lower profits. Our management uses its best estimate in making these evaluations and considers various factors, including the future prices of energy, fuel costs and other operating costs. However, actual market prices and operating costs could vary from those used in the impairment evaluations, and the impact of such variations could be material. For the year ended December 31, 2016, there were no potential indicators of impairment, and we therefore did not perform an impairment test for such year. For the year ended December 31, 2017, we performed impairment tests on individual assets of KOMIPO and KOWEPO, both of which are wholly owned subsidiaries, due to potential indicators of impairment. For the year ended December 31, 2018, we performed impairment tests on individual assets of KHNP and KOWEPO due to potential indication of impairment. Accordingly, we recognized the amount by which the carrying amount exceeds its recoverable amount as impairment loss on our consolidated statements of comprehensive income. See Note 21 of the notes to our consolidated financial statements included in this annual report for further information.

Accrual for Loss Contingencies for Legal Claims

We are involved in legal proceedings regarding matters arising in the ordinary course of business. In relation to these matters, as of December 31, 2018, we and our subsidiaries were engaged in 570 lawsuits as a defendant and 174 lawsuits as a plaintiff. The total amount claimed against us and our subsidiaries was Won 674 billion and the total amount claimed by us was Won 793 billion as of December 31, 2018. As of December 31, 2018, our provisions for these legal claims amounted to Won 78 billion. These provisions are adjusted when events or circumstances cause these judgments or estimates to change.

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

Consolidated Results of Operations

2018 Compared to 2017

In 2018, our consolidated sales, which is principally derived from the sale of electric power, slightly increased by 1.2% to Won 60,033 billion in 2018 from 59,336 billion in 2017, primarily reflecting an increase in sales of electric power. Our sale of electric power increased by 3.8% to Won 57,898 billion for 2018 from Won 55,773 billion for 2017, primarily due to an increase in the volume of electricity sold, which was partially offset by a decline in the average unit sales price. The volume of electricity sold increased by 3.6% to 526,149 gigawatt hours in 2018 from 507,746 gigawatt hours in 2017, primarily due to a 2.5% increase in the volume of electricity sold to the industrial sector, which represents the largest segment of electricity consumption in Korea, to 292,999 gigawatt hours in 2018 from 285,969 gigawatt hours in 2017, a 5.1% increase in the volume of electricity sold to the commercial sector, which represents the second largest segment of electricity consumption in Korea, to 116,934 gigawatt hours in 2018 from 111,298 gigawatt hours in 2017, and a 6.3% increase in the volume of electricity sold to the residential sector to 72,895 gigawatt hours in 2018 from 68,544 gigawatt hours in 2017. The increase in the volume of electricity sold to the industrial sector was primarily due to the increased volume of semiconductor and other exports. The increase in the volume of electricity sold to the commercial sector was primarily due to extreme weather conditions that have led to increased demand for heating and air conditioning. The increase in the volume of electricity sold to the residential sector was primarily due to an increase in household electricity usage for air conditioning and heating as a result of extreme weather conditions. Average unit sales price decreased by 0.7% to Won 108.75 per kilowatt-hour in 2018 from Won 109.53 per kilowatt-hour in 2017, primarily due to a decrease in the average tariff resulting from a rate discount applicable to households during the summer of 2018. Our sales of construction services decreased by 45.8% to Won 1,742 billion in 2018 from Won 3,212 billion in 2017, primarily due to a decrease in sales amount recorded from the ongoing construction of our nuclear complex construction projects in the United Arab Emirates as the projects progress over time.

Our consolidated cost of sales, which is principally derived from the purchase of power from independent power producers and to a lesser extent, from raw materials used and depreciation, increased by 11.7%, to Won 58,208 billion in 2018 from Won 52,099 billion in 2017, primarily due to a 28.3% increase in power purchase, a 22.7% increase in raw material used and a 2.3% increase in depreciation, which were offset by a 45.5% decrease in other cost of sales.

Power purchase, which accounted for 31.5% and 27.4% of our cost of sales in 2018 and 2017, respectively, increased by 28.3% to Won 18,307 billion in 2018 from Won 14,264 billion in 2017, primarily due to a 9.0% increase in the unit cost of power purchased from Won 104.3 per kilowatt-hour in 2017 to Won 113.7 per kilowatt-hour in 2018, largely resulting from a general increase in international market prices for the main fuel types, which led to an increase in the price of electricity generated by independent power producers, from whom we are purchasing an increasing amount of electricity.

Raw materials used, which accounted for 33.6% and 30.6% of our cost of sales in 2018 and 2017, respectively, increased by 22.7% to Won 19,538 billion in 2018 from Won 15,925 billion in 2017, largely due to a general increase in international market prices.

Depreciation expense, excluding amortization of nuclear fuel charged to fuel costs in the amounts of Won 923 billion and Won 1,069 billion in 2018 and 2017, respectively, increased by 4.4% to Won 8,760 billion in 2018 from Won 8,393 billion in 2017 primarily due to additional property, plant and equipment acquired in relation to the construction of new generation facilities pursuant to our capital investment program.

Other cost of sales decreased by 45.5% to Won 2,170 billion in 2018 from Won 3,980 billion in 2017 primarily due to a decrease of other cost of overseas sales in relation to our nuclear complex construction projects in the United Arab Emirates.

As a cumulative result of the foregoing factors, our consolidated gross profit decreased by 74.8% to Won 1,825 billion in 2018 from Won 7,237 billion in 2017, and our consolidated gross profit margin decreased to 3.0% in 2018 from 12.2% in 2017. The decreases in our consolidated gross profit and consolidated gross profit margin were largely attributable to a 11.7% increase in our consolidated cost of sales (which was mainly due to a 28.3% increase in power purchase, a 22.7% increase in raw materials used and the 2.3% increase in depreciation, which were offset by a 45.5% decrease in other cost of sales and a 14.6% decrease in welfare and benefit expense), which substantially outpaced the 1.2% increase in our consolidated sales (which was primarily due to the 3.6% increase in the volume of electricity sold, which was offset by a 45.8% decrease in the sales of construction services).

Our consolidated selling and administrative expenses decreased by 4.9% to Won 2,628 billion in 2018 from Won 2,763 billion in 2017, largely due to a 68.6% decrease in bad debt expense to Won 40 billion in 2018 from Won 127 billion in 2017, which mainly related to an allowance in 2017 for KOSEP’s accounts receivables with low possibility of collection from Hyundai Energy Co., Ltd., which was not applicable in 2018, and a 73.0% decrease in advertising expenses to Won 31 billion in 2018 from Won 115 billion in 2017, which mainly related to our sponsorships for the PyeongChang 2018 Winter Olympics incurred in 2017, which was not applicable in 2018.

Our consolidated other income, net of expenses, increased by 7.3% to Won 739 billion in 2018 from Won 689 billion in 2017, mainly as a result of an increase in gains on assets contributed, gains on liabilities exempted and income related to transfer of assets from customers, which include items of property, equipment, or cash that we receive from customers in relation to supplying electricity.

Our consolidated net other losses increased significantly to Won 621 billion in 2018 from net other gains of Won 157 billion in 2017, primarily due to an increase in impairment loss on property, plant and equipment, largely resulting from the early retirement of Wolsong #1 unit and a recognition of impairment loss related to Shin-Hanul #3 and #4 units.

As a cumulative result of the foregoing factors, our consolidated operating profit decreased by 112.9% to an operating loss of Won 685 billion in 2018 from an operating profit of Won 5,320 billion in 2017, and our consolidated operating income margin decreased to (1.1)% in 2018 from 9.0% in 2017. These decreases were mainly due to an increase in our cost of sales primarily as a result of an increase in raw materials and power purchases due to increases in the fuel costs and the volume of electricity sold.

Our consolidated finance expenses, net, increased by 4.8% to Won 1,674 billion in 2018 from Won 1,597 billion in 2017, primarily as a result of a decrease in net gains on foreign currency translation and transaction, which was partially offset by an increase in net gains on valuation of derivatives.

We recorded consolidated profit of associates or joint ventures using equity method of Won 358 billion in 2018 compared to a loss of Won 108 billion in 2017, primarily as a result of an increase in profit of Korea Gas Corporation.

As a cumulative result of the foregoing factors, our consolidated income (loss) before income taxes decreased by 155.4% to a loss of Won 2,001 billion in 2018 from an income of Won 3,614 billion in 2017.

Our income tax benefit increased significantly to Won 826 billion in 2018 from an income tax expense of Won 2,173 billion in 2017, largely as a result of the decrease in our profit before income taxes. Our effective tax expense rate, which represents tax expense as a percentage of profit before income taxes, was not calculated for income tax benefit in 2018 and was 60.1% in 2017. Our recognition of deferred tax liabilities was mainly due to temporary differences with respect to property, plant and equipment and investments in subsidiaries and associates. The applicable statutory tax rate was 27.5% in 2018 and 2017. See Note 44 to our financial statements included in this annual report.

As a cumulative result of the above factors, our consolidated profit (loss) decreased by 181.5% to a loss of Won 1,175 billion in 2018 from a profit of Won 1,441 billion in 2017. Our consolidated net profit margin also decreased to (2.0)% in 2018 from 2.4% in 2017. Our profit (loss) attributable to the owners of the company was a loss of Won 1,315 billion in 2018 compared to a profit of Won 1,299 billion attributable to the owners of the company in 2017.

We reported consolidated other comprehensive loss of Won 107 billion in 2018 compared to consolidated other comprehensive loss of Won 95 billion in 2017, largely due to our recognition of loss from remeasurements of defined benefit liability whereas we recognized income from such remeasurements in 2017.

As a cumulative result of the above factors, our consolidated total comprehensive income (loss) decreased by 195.2% to a loss of Won 1,282 billion in 2018 from an income of Won 1,346 billion in 2017.

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

Our income tax expense decreased by 35.4% to Won 2,173 billion in 2017 from Won 3,365 billion in 2016, largely as a result of the decrease in our profit before income taxes. Our effective tax expense rate, which represents tax expense as a percentage of profit before income taxes, increased from 32.0% in 2016 to 60.1% in 2017 primarily resulting from an adjustment for our recognition of deferred tax liabilities of Won 1,055 billion in 2017 due to 3.3% increase in tax rate, whereas we did not recognize such increase in 2016. Our recognition of deferred tax liabilities was mainly due to temporary differences regarding property, plant and equipment and investments in subsidiaries and associates. In 2017, the applicable statutory tax rate increased to 27.5% from the prior rate of 24.2% in 2016. See Note 44 to our financial statements included in this annual report.

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

Segment Results

We operate the following business segments: transmission and distribution, nuclear power generation and thermal power generation and all others. The transmission and distribution segment, which is operated by us, the parent company, consists of operations related to the transmission, distribution and sale to end-users of electricity purchased from our generation subsidiaries as well as from independent power producers. The power generation segment, which is operated by our one nuclear generation subsidiary and five non-nuclear generation subsidiaries, consists of operations related to the generation of electricity sold to us through the Korea Power Exchange. The transmission and distribution segment and the power generation segment together represent our electricity business. The remainder of our operation is categorized as “all others.” The all other segment consists primarily of operations related to the plant maintenance and engineering service, information services, and sales of nuclear fuel, communication line leasing, overseas businesses and others. In 2016, 2017 and 2018, the unaffiliated revenues of the power generation segment (representing the six generation subsidiaries) and all our other revenues in the aggregate amounted to only 3.0%, 3.2% and 2.9% of our consolidated revenues, respectively, and the results of operations for our business segments substantially mirror our consolidated results of operations. For further information, see Note 4 of the notes to our consolidated financial statements included in this annual report.

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

Our total capital expenditures for the construction of generation, transmission and distribution facilities were Won 13,950 billion, Won 13,711 billion and Won 13,695 billion in 2016, 2017 and 2018, respectively, and under our current budgets, are estimated to be approximately Won 16,831 billion, Won 19,138 billion and Won 18,804 billion in 2019, 2020 and 2021, respectively. We plan to finance our capital expenditures primarily through issuance of securities in the capital markets, borrowings from financial institutions and construction grants.

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

Furthermore, as part of the Comprehensive Measures against Particulate Matter and the Eighth Basic Plan, announced by the Government in September 2017 and December 2017, respectively, the Government set forth the following policy directions relating to coal-fired generation units: (i) two coal-fired generation units scheduled for construction and four existing coal-fired generation units shall convert to LNG fuel use, (ii) in principle, construction of new coal-fired generation units shall not be planned, (iii) seven of the coal-fired generation units that are 30 years or older will be shut down on an accelerated schedule, (iv) beginning in 2018, coal-fired generation units that are 30 years or older shall temporarily cease operations from March through June of each year, (v) coal-fired generation units shall be put through comprehensive functional and environmental upgrades and (vi) coal-fired generation units shall be subject to emission standards that came into effect in January 2019 that are twice as more rigorous than the previous standards. Compliance with such measures is expected to result in our incurring significant costs.

Fuel Purchases

We require significant funds to finance our operations, principally in relation to the purchase of fuels by our generation subsidiaries for generation of electricity. In 2016, 2017 and 2018, fuel costs constituted 30.9%, 31.7% and 34.5% of our cost of sales and the ratio of fuel costs to our sales was 23.4%, 27.8% and 33.5%, respectively. We plan to fund our fuel purchases primarily with net operating cash, although in cases of rapid increases in fuel prices as is the case from time to time, we may also rely on borrowings from financial institutions and issuance of debt securities in the capital markets.

Repayment of Existing Debt

Payments of principal and interest on indebtedness will require considerable resources. The table below sets forth the scheduled maturities of the outstanding interest-paying debt (excluding issue discounts and premium) without taking into consideration of swap transactions of us and our six wholly-owned generation subsidiaries as of December 31, 2018 for each year from 2019 to 2023 and thereafter. As of December 31, 2018, such debt represented 95.7% of our outstanding debt on a consolidated basis.

Year ended December 31	Local Currency Borrowings	Foreign Currency Borrowings	Domestic Debentures	Foreign Debentures	Total
	(in billions of Won)
2019	825	—	5,330	1,462	7,617
2020	8	—	6,140	1,151	7,299
2021	208	8	6,771	1,341	8,328
2022	207	1	5,650	1,398	7,256
2023	556	1	5,790	1,565	7,912
Thereafter	23	—	18,020	2,076	20,119
Total	1,827	10	47,701	8,993	58,531

We and our six wholly-owned generation subsidiaries incurred interest charges (including capitalized interest) in relation to our interest-paying debt of Won 2,490 billion, Won 2,287 billion and Won 2,362 billion in 2016, 2017 and 2018, respectively. We anticipate that interest charges will increase in future years because of, among other factors, anticipated increases in our long-term debt. See “—Capital Resources” below. The weighted average rates of interest on our and our six wholly-owned generation subsidiaries’ debt were 3.69%, 3.20% and 3.23% in 2016, 2017 and 2018, respectively.

Overseas Investments

As part of our revenue diversification and fuel procurement strategy, we plan to continue to make overseas investments on a selective basis, which will be funded primarily through foreign currency-denominated borrowings and debt securities issuances as well as net operating cash from such projects.

Capital Resources

We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, issuance of debt securities and borrowings from financial institutions. Net cash provided by operating activities is primarily a function of electricity sales and fuel purchases and is also affected by increases and decreases in trade receivables, trade payables and inventory related to electricity sales and fuel purchases. Net cash provided by operating activities was Won 16,521 billion, Won 11,250 billion and Won 6,680 billion in 2016, 2017 and 2018, respectively.

As of December 31, 2016, 2017 and 2018, our long-term debt (excluding the current portion but including issue discounts and premium), without taking into consideration of swap transactions, amounted to Won 44,700 billion, Won 45,624 billion and Won 53,073 billion, respectively, representing 61.2%, 62.5% and 74.7% of shareholders’ equity, respectively, as of such dates. As of December 31, 2016, 2017 and 2018, the current portions of our long-term debt were Won 8,134 billion, Won 8,085 billion and Won 7,101 billion, respectively. As of December 31, 2016, 2017 and 2018, our short-term borrowings amounted to Won 806 billion, Won 1,038 billion and Won 861 billion, respectively. See Note 26 of the notes to our consolidated financial statements included in this annual report. Total long-term debt (including the current portion but excluding issue discounts and premium), without taking into consideration of swap transactions, as of December 31, 2018 was Won 60,289 billion, of which Won 49,618 billion was denominated in Won and an equivalent of Won 10,671 billion was denominated in foreign currencies, primarily U.S. dollars. We, KHNP, KOMIPO and KOWEPO also maintain global medium-term note programs in the aggregate amount of US$13 billion, of which approximately US$9 billion remains currently available for future drawdown. KOSEP also maintains an A$2 billion Australian dollar medium-term note program, of which approximately A$1.7 billion remains current available for future drawdown.

Subject to the implementation of our capital expenditure plan and the sale of our interests in our generation subsidiaries and other subsidiaries, our long-term debt may increase or decrease in future years. Until recently, a significant portion of our long-term debt was raised through foreign currency-denominated borrowings. Our foreign currency-denominated long-term debt (including the current portion but excluding issue discounts and premium), without taking into consideration of swap transactions, amounted to Won 10,463 billion and Won 10,671 billion as of December 31, 2017 and 2018, respectively.

Our ability to incur long-term debt in the future is subject to a variety of factors, many of which are beyond our control, including, the amount of capital that other Korean entities may seek to raise in capital markets. Economic, political and other conditions in Korea may also affect investor demand for our securities and those of other Korean entities. In addition, our ability to incur debt will also be affected by the Government’s policies relating to foreign currency borrowings, the liquidity of the Korean capital markets and our operating results and financial condition. In case of adverse developments in Korea, the price at which such financing may be available may not be acceptable to us.

We incur our short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had, and we do not expect to have, any material difficulties in obtaining short-term borrowings. In addition, in order to prepare for potential liquidity shortage, we maintain several credit facilities with financial institutions, with Won-denominated facilities amounting to Won 4,424 billion in aggregate and foreign currency-denominated facilities amounting to US$1,841 million in aggregate. The full amount of these facilities was available as of December 31, 2018.

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

Our total shareholders’ equity decreased by 2.6% from Won 72,965 billion as of December 31, 2017 to Won 71,093 billion as of December 31, 2018, mainly as a result of a decrease in total comprehensive income.

Liquidity

Our liquidity is substantially affected by our acquisition of property, plant and equipment, fuel purchases and schedule of repayment of debt. Our property, plant and equipment increased by 1.2% from Won 150,882 billion as of December 31, 2017 to Won 152,743 billion as of December 31, 2018. As fuel costs increased by 21.6% from Won 16,524 billion in 2017 to Won 20,093 billion in 2018, our current trade and other payables which is closely related to fuel costs increased by 6.8% from Won 6,000 billion as of December 31, 2017 to Won 6,405 billion as of December 31, 2018. Our current financial liabilities decreased by 13.2% from Won 9,195 billion as of December 31, 2017 to Won 7,982 billion as of December 31, 2018 according to our debt repayment schedule.

Our cash flows are also impacted by other factors. Our net cash provided by operating activities decreased by 40.6% from Won 11,250 billion in 2017 to Won 6,680 billion in 2018. The decrease in net cash provided by operating activities in 2018 compared to 2017 was mainly due to a decrease in profit for the period. Our cash flows from investing activities are affected by acquisition of and proceeds from disposals of financial assets. Our net cash used in investing activities increased by 3.2% from Won 12,607 billion in 2017 to Won 13,014 billion in 2018, mainly because our acquisition of financial assets outpaced disposals of financial assets. Our cash flows from financing activities are mainly affected by borrowings and issuance of debt securities and repayment thereof, as well as dividends paid. Our net cash from financing activities was Won 746 billion in 2017 and Won 5,302 billion in 2018, respectively, largely due to an increase in proceeds from long-term borrowings and debt securities.

Due to the capital-intensive nature of our business as well as significant volatility in fuel prices, from time to time we operate with working capital deficits, and we may have substantial working capital deficits in the future. As of December 31, 2016, 2017 and 2018, we had a working capital deficit of Won 5,031 billion, Won 4,283 billion and Won 2,096 billion, respectively. We have traditionally met our working capital and other capital requirements primarily with net cash provided by operating activities, issuance of debt securities, borrowings from financial institutions and construction grants. We also incur short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had, and we do not expect to have, any material difficulties in obtaining short-term borrowings. See “—Capital Resources.”

We may face liquidity concerns in the case of sudden and sharp depreciation of the Won against major foreign currencies or depreciation over a sustained period of time. While substantially all of our revenues and our cash and cash equivalents are denominated in Won, we pay for substantially all of our fuel purchases in foreign currencies and a substantial portion of our long-term debt is denominated in foreign currencies, and payment of principal and interest thereon is made in foreign currencies. In the past, we have incurred foreign currency debt principally due to the limited availability and the high cost of Won-denominated financing in Korea. However, in light of the increasing sophistication of the Korean capital markets and the recent increase in Won liquidity in the Korean financial markets, we plan to reduce the portion of our debt which is denominated in foreign currencies although we intend to continue to raise certain amounts of capital through long-term foreign currency debt for purposes of maintaining diversity in our funding sources as well as paying for overseas investments and fuel procurements in foreign currencies. As of December 31, 2018, 17.7% of our long-term debt (including the current portion but excluding issue discounts and premium) without taking into consideration of swap transactions was denominated in currencies other than Won.

We enter into currency swaps and other hedging arrangements with respect to our debt denominated in foreign currencies only to a limited extent due primarily to the limited size of the Korean market for such derivative arrangements. Such instruments include combined currency and interest rate swap agreements, interest rate swaps and foreign exchange agreements. We do not enter into derivative financial instruments in order to hedge market risk resulting from fluctuations in fuel costs. Our policy is to hold or issue derivative financial instruments for hedging purposes only. Our derivative financial instruments are entered into with major financial institutions, thereby minimizing the risk of credit loss. See Note 14 of the notes to our consolidated financial statements.

We paid dividends of Won 1,980 per share in respect of fiscal year 2016, Won 790 per share in respect of fiscal year 2017. We did not pay any dividends in respect of fiscal year 2018.

Other

Our operations are materially affected by the policies and actions of the Government. See Item 4.B. “Business Overview—Regulation.”

Item 5.C. Research and Development, Patents and Licenses, etc.

Research and Development

Our research and development program is focused on developing advanced electric power, renewable energy, smart grid and customer-friendly electricity service technologies that will enable us to become a global leader in the energy industry. In order to achieve our corporate vision of becoming a “A Smart Energy Creator” in 2014, we adopted the KEPCO Technology Strategy, which emphasizes enhanced technological convergence and customer service. As part of such strategy, we are continuously investing in technology development to preemptively respond to changes in the energy paradigm and to improve the quality of the electricity. As a result, we secured 20 core strategic technologies and 23 first-in-class technologies and 49 domestic top-level technologies in the related fields such as power network upgrading, 4th industrial revolution and renewable energy. In 2019, consistent with the Government guidelines, we plan to invest approximately 4.93% of our annual estimated net sales in the research and development. We also actively cope with changes in the external environment represented by 3Ds (Digitalization, Decarbonization and Decentralization) and established medium and long-term technology development strategies for core strategies to create sustainable new growth engines. We plan to invest in the following: (i) a system platform that combines technologies such as big data, artificial intelligence and cloud computing; (ii) digitalization technology of electric power facility; (iii) power energy storage technology; (iv) advanced renewable energy technology; (v) energy consumption optimization demand management technology; (vi) advanced power generation technology; (vii) international power grid connection technology and (viii) active distribution system technology to secure 150 core technologies that can contribute to national development and quality of life of our customers.

Our high-priority “creative smart energy” projects currently include the following:

•	acquiring integrated gasified process technology;

•	establishing smart energy cities for high efficient grid;

•	developing highly efficient absorbents for carbon capture;

•	commercializing offshore wind power plants;

•	obtaining high-voltage direct currents technology suitable for domestic operation; and

•	experimental testing of large-scale energy storage systems with capacities ranging from four to eight megawatts.

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

We and our six generation subsidiaries invested Won 530 billion, Won 975 billion and Won 929 billion in 2016, 2017 and 2018, respectively, and currently plan to invest Won 1,044 billion in 2019, on research and development. Our current focus in research and development is primarily in the area of ICT-based smart energy technological development. We had 1,208 employees engaged in research and development activities as of December 31, 2018. As a result of our research, we had 5,218 registered patents and 6,426 patent applications outstanding in Korea and abroad as of December 31, 2018.

Item 5.D. Trend Information

Trends, uncertainties and events which could have a material impact on our sales, liquidity and capital resources are discussed above in Item 5.A. “Operating Results” and Item 5.B. “Liquidity and Capital Resources.”

Item 5.E. Off-Balance Sheet Arrangements

We had no significant off-balance sheet arrangements as of December 31, 2018.

Item 5.F. Tabular Disclosure of Contractual Obligations

The following summarizes certain of the contractual obligations of us and our six wholly-owned generation subsidiaries as of December 31, 2018 and the effect such obligations are expected to have on liquidity and cash flow in future periods.

	Payments Due by Period
Contractual Obligations(1)	Total		Less than 1 year		1–3 years		3–5 years		After 5 years
	(in billions of Won)
Long-term debt(2)	￦	57,714	￦	6,799	￦	15,627	￦	15,169	￦	20,119
Short-term borrowings		817		817		—		—		—
Interest payments(3)		10,209		1,709		2,682		1,755		4,063

Total	￦	68,740	￦	9,325	￦	18,309	￦	16,924	￦	24,182

Notes:

(1)

Other than as set forth in this table, we have several other contractual obligations, including finance lease agreements, fuel purchase agreements and consecutive voyage charter agreements. We believe the remaining annual payments under finance lease agreements as of December 31, 2018 were immaterial. Contractual obligations related to payment of debt of us and our six wholly-owned generation subsidiaries represented 94.2% of our outstanding debt as of December 31, 2018 on a consolidated basis. As for fuel purchase agreements, our generation subsidiaries have entered into several contracts under which they are committed to purchasing minimum quantities of fuel, including approximately 90 million tons of bituminous coal annually. As for all uranium ore concentrates, in order to ensure stable supply, our subsidiary enters into long-term and medium-term contracts with various suppliers and supplements such supplies with purchases in spot markets. We negotiate annually with Korea Gas Corporation and other suppliers, to purchase LNG. The fuel purchase price is typically negotiated near or at time of purchase subject to prevailing market conditions. In 2018, we purchased fuel in the amount of Won 20.1 trillion and the operating lease payment in connection with the consecutive voyage charter agreements was Won 872 billion.

(2)	Includes the current portion.
(3)

A portion of our debt carried a variable rate of interest. We used the interest rate in effect as of December 31, 2018 for the variable rate of interest in calculating the interest payments on debt for the periods indicated.

For a description of our commercial commitments and contingent liabilities, see Note 53 of the notes to our consolidated financial statements included in this annual report.

We entered into a power purchase agreement with GS EPS Co., Ltd. and two other non-renewable energy independent power producers that are not part of the Community Energy System, under which we are required to purchase all electricity generated by these companies to the extent such electricity is traded through the Korea Power Exchange. The purchase prices for such electricity are predetermined under the power purchase agreements, subject to annual adjustments. We purchased power from these companies in the amounts of Won 896 billion, Won 941 billion and Won 966 billion in 2016, 2017 and 2018, respectively.

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

We import all uranium ore concentrates from sources outside Korea (including the United Kingdom, Kazakhstan, France, Germany, Niger, Canada and Japan) through medium- to long-term contracts and pay for such concentrates with currencies other than Won, primarily U.S. dollars. Contract prices for processing of uranium are generally based on market prices. See Note 52 of the notes to our consolidated financial statements for further details of these contracts.

Under the Long-term Transmission and Substation Plan approved by the Ministry of Trade, Industry and Energy, we are liable for the construction of all of our power transmission facilities and the maintenance and repair expenses for such facilities.

Payment guarantee and short-term credit facilities from financial institutions as of December 31, 2018 were as follows:

Payment guarantee

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of USD, JPY, INR, CAD, SAR, NPR, ZAR and EUR)
Payment of import letter of credits	Shinhan Bank and others	USD	992,434
Inclusive credits	Shinhan Bank	INR	70,028
	KEB Hana Bank	KRW	258,000
	KEB Hana Bank and others	USD	30,930
Performance guarantees on Contract	KEB Hana Bank and others	EUR	4,158
	KEB Hana Bank and others	INR	237,321
	Korea Development Bank and others	JPY	637,322
	Seoul Guarantee Insurance and others	KRW	89,335
	First Abu Dhabi Bank and others	USD	923,915
	KEB Hana Bank	SAR	6,508
	Bank of Kathmandu	NPR	36,304
	KEB Hana Bank	CAD	617
Guarantees for bid	KEB Hana Bank and others	USD	110,000
	Shinhan Bank	ZAR	55,730
Warranty bond and others	Export-Import Bank of Korea and others	USD	3,934,928
Payment on payable from foreign country	Kookmin Bank and others	USD	44,680
Trade finance	BNP Paribas and others	USD	800,000
Other guarantees	Shinhan Bank	JPY	381,210
	Nonghyup Bank and others	KRW	307,436
	Export-Import Bank of Korea and others	USD	1,171,470

Overdraft and Others

Description	Financial Institutions	Credit Lines
		(In millions of Won, thousands of USD or thousands of PHP)
Overdraft	Nonghyup Bank and others	KRW	2,135,000
Commercial paper	KEB Hana Bank and others	KRW	1,050,000
Limit amount available for card	KEB Hana Bank and others	KRW	55,904
	Banco de Oro	PHP	5,000
Loan limit	Kookmin Bank and others	KRW	1,238,500
	DBS Bank and others	USD	1,840,700

In order to secure our status as a shareholder of Navanakom Electric Co., Ltd., we have signed a fund supplement contract. According to the contract, in case Navanakom Electric Co., Ltd. does not have sufficient funds for its operation or repayment of borrowings, we bear a payment obligation in proportion to our ownership.

We have outstanding borrowings with a limit of US$275,600 thousand from creditors such as International Finance Corporation. Regarding the borrowing contract, we have guaranteed capital contribution of US$69,808 thousand and additional contribution up to US$19,000 million for contingencies, if any. For one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., we have provided payment guarantee up to US$2,777 thousand, in case of a construction delay or insufficient contract volume after commencement of the construction.

We have provided PT. Perusahaan Listrik Negara performance guarantee up to US$2,293 thousand and Mizuho Bank and others investment guarantee up to US$43,500 thousand in proportion to our ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

We have provided MUFG Bank, Ltd. (MUFG) (formerly, the Bank of Tokyo Mitsubishi UFJ. Ltd. (BTMU)) borrowing guarantee up to US$ 41,258 thousand in connection with the equity bridge loan for PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia. The guarantee amount is proportional to our equity interest in PT. Cirebon Energi Prasarana.

We have provided the Export-Import Bank of Korea, BNP Paribas and ING Bank guarantee of mutual investment of US$ 2,192 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

We have provided the Export-Import Bank of Korea and SMBC guarantee of mutual investment of US$401 thousand, which is equivalent to the ownership interest of PT Mega Power Mandiri, in order to guarantee the expenses related to hydroelectric power business of PT Wampu Electric Power, our associate.

Existing guarantees provided by us to our associates and joint ventures as of December 31, 2018 are as follows.

Primary Guarantor (Providing Company)	Principal Obligator (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
(In millions of Won or thousands of USD and SAR)
KEPCO	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD	11,000	SAPCO

Primary Guarantor (Providing Company)	Principal Obligator (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
(In millions of Won or thousands of USD and SAR)
KEPCO	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD	1,387	RABEC
KEPCO	Barakah One Company	Debt guarantees	USD	900,000	Export-Import Bank of Korea and others
		Performance guarantees and others	USD	3,404,275	Export-Import Bank of Korea and others
KEPCO	RE Holiday Holdings LLC	Performance guarantees	USD	223,000	EPS Renewables Holdings, LLC, Santander Bank and others
KEPCO	RE Pioneer Holdings LLC	Performance guarantees	USD	170,000	EPS Renewables Holdings, LLC, Santander Bank and others
KEPCO	RE Barren Ridge 1 Holdings LLC	Performance guarantees	USD	149,000	Firstar Development, LLC, Santander Bank and others
KEPCO	Nghi Son 2 Power LLC	Performance guarantees	USD	28,000	SMBC Ho Chi Minh
KOWEPO	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	3,465	KEB Hana Bank and others
		Guarantees for supplemental funding and others(1)		—	KEB Hana Bank and others
KOWEPO	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD	2,500	Krung Thai Bank
		Collateralized money invested	KRW	77,165	Krung Thai Bank
		Impounding bonus guarantees	USD	5,000	SK E&C
KOWEPO	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR	5,600	Saudi Arabia British Bank
KOWEPO	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW	2,002	Korea Development Bank
KOWEPO	Dongducheon Dream Power Co., Ltd.	Collateralized money invested(7)	KRW	41,389	Kookmin Bank and others
		Debt guarantees	KRW	20,300	BNK Securities and others
KOWEPO	PT. Mutiara Jawa	Collateralized money invested	KRW	365	Woori Bank
KOWEPO	Heang Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	202	Nonghyup Bank

Primary Guarantor (Providing Company)	Principal Obligator (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
(In millions of Won or thousands of USD and SAR)
KOWEPO	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW	67,600	Kookmin Bank
		Guarantees for supplemental funding(1)		—	Kookmin Bank
EWP	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW	4,761	Korea Development Bank and others
EWP	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW	16,751	Kookmin Bank and others
EWP	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW	42,505	Kookmin Bank and others
		Guarantees for supplemental funding(1)	KRW	20,000	Kookmin Bank and others
EWP	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW	4,860	Shinhan Bank and others
EWP	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW	240,591	Korea Development Bank and others
EWP	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW	2,843	Kookmin Bank and others
EWP	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW	15,304	KDB Capital Corporation and others
EWP	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW	17,433	IBK
EWP	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW	8,508	Samsung Fire & Marine Insurance Co., Ltd. and others
EWP	PT. Tanjung Power Indonesia	Debt guarantees	USD	46,983	MUFG Bank, Ltd.(MUFG) (formerly, the Bank of Tokyo Mitsubishi UFJ, Ltd.(BTMU)) and others
		Other guarantees	USD	3,150	PT Adaro Indonesia
EWP	South Jamaica Power Company Limited	Performance guarantees	USD	14,400	Societe Generale
EWP Barbados 1 SRL	South Jamaica Power Company Limited	Guarantees for supplemental funding(1, 3)	USD	18,350	JCSD Trustee Services Limited and others
KOSPO	KNH Solar Co., Ltd.	Collateralized money invested	KRW	2,337	Shinhan Bank and Kyobo Life Insurance Co., Ltd.

Primary Guarantor (Providing Company)	Principal Obligator (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
(In millions of Won or thousands of USD and SAR)
		Performance guarantees and guarantees for supplemental funding(1)		—
KOSPO	Daeryun Power Co., Ltd.	Collateralized money invested	KRW	26,099	Korea Development Bank and others
		Guarantees for supplemental funding and others(1)		—	Korea Development Bank and others
KOSPO	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW	8,086	Shinhan Bank
		Guarantees for supplemental funding(1)		—	Shinhan Bank
KOSPO	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	41,110	Shinhan Bank and others
KOSPO	Kelar S.A	Performance guarantees	USD	63,707	KEB Hana Bank, SMBC, Mizuho Bank, MUFG, Natixis
KOSPO	Daehan Wind Power PSC	Debt guarantees	USD	18,200	Shinhan Bank
		Performance guarantees	USD	3,000	Shinhan Bank
		Guarantees for supplemental funding(1)		—	Shinhan Bank
KOSPO	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW	5,419	Woori Bank and Shinhan Bank and others
		Performance guarantees		—	Woori Bank and Shinhan Bank and others
KOSPO	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding(1)		—	Shinhan Bank and others
KOSPO	Jeongam Wind Power Co., Ltd.	Collateralized money invested	KRW	4,589	IBK, SK Securities Co., Ltd. and others
		Performance guarantees		—	IBK, SK Securities Co., Ltd. and others
KOSPO	Samcheok Eco Materials Co., Ltd.	Payment guarantees(4)		—	SEM Investment Co., Ltd.
KOMIPO	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW	127,160	Korea Development Bank and others
KOMIPO	PT. Cirebon Electric Power	Debt guarantees	USD	11,825	Mizuho Bank
KOMIPO	PT Wampu Electric Power	Debt guarantees	USD	4,854	SMBC

Primary Guarantor (Providing Company)	Principal Obligator (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
(In millions of Won or thousands of USD and SAR)
KOMIPO	YaksuESS Co., Ltd	Collateralized money invested	KRW	460	Hanwha Life Insurance Co., Ltd.
		Guarantees for supplemental funding(1)		—	Hanwha Life Insurance Co., Ltd.
KOMIPO	YeongGwang Yaksu Wind Electric. Co., Ltd	Collateralized money invested	KRW	533	Hanwha Life Insurance Co., Ltd. and others
KOSEP	Hyundai Energy Co., Ltd.	Collateralized money invested(5)		—	Korea Development Bank and others
		Guarantees for supplemental funding and others(1, 6)	KRW	78,600	Korea Development Bank and others
KOSEP	RES Technology AD	Collateralized money invested	KRW	15,209	UniCredit Bulbank and others
KOSEP	ASM-BG Investicii AD	Collateralized money invested	KRW	21,379	UniCredit Bulbank and others
KOSEP	Expressway Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding(1, 2)	KRW	2,500	Woori Bank
KOSEP	S-Power Co., Ltd.	Collateralized money invested	KRW	114,566	Korea Development Bank and others
KOSEP	Goseong Green Energy Co., Ltd.	Collateralized money invested	KRW	2,459	Kyobo Life Insurance Co., Ltd. and others
KOSEP	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW	2,495	Kyobo Life Insurance Co., Ltd. and others
KOSEP	PND solar., Ltd.	Collateralized money invested	KRW	1,020	IBK and others
KOSEP	Tamra Offshore Wind Power Co., Ltd.	Collateralized money invested	KRW	10,401	Nonghyup Life Insurance Co., Ltd. and others
KOSEP	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW	3,388	Samsung Life Insurance and others
KHNP	Noeul Green Energy Co., Ltd.	Collateralized money invested	KRW	8,016	KEB Hana Bank and others
KHNP	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW	12,537	Shinhan Bank and others

Primary Guarantor (Providing Company)	Principal Obligator (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
(In millions of Won or thousands of USD and SAR)
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested	KRW	579	Shinhan Bank
		Guarantees for supplemental funding and others(1)		—	Shinhan Bank

Notes:

(1)	We guarantee to provide supplemental funding for businesses with respect to excessive business expenses or insufficient repayment of borrowings.
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

(3)

This includes a guarantee for the shareholder’s capital payment in connection with the business of 190MW has complex thermal power plant in Jamaica. EWP (Barbados) 1 SRL’s capital contribution amount is USD 14,730 thousand and the total amount of guarantees is USD 8,257.5 thousand which consists of USD 3,670 thousand of EWP (Barbados) 1 SRL’s contribution obligation and USD 4,587.5 thousand of South Jamaica Energy Holding Limited’s portion (50%) of contribution obligation.

(4)

We have the obligation to purchase the stocks should preferred stockholders elect to sell their stocks on the expected sell date (3 years from preferred stock payment date) and are required to guarantee the promised yield when preferred stockholders sell their stocks. In relation to this guarantee, we have recognized Won 2,155 million of derivative liabilities as of December 31, 2018.

(5)	We recognized impairment loss on all of the equity securities of Hyundai Energy Co., Ltd. in prior years, and the acquisition cost of the securities provided as collateral is Won 47,067 million.
(6)

Pursuant to the guarantee agreement, we recognized other provisions of Won 40,898 million as the possibility of economic outflow to fulfill the obligation was probable and the amount could be reasonably estimated.

(7)	The common stocks of Dongducheon Dream Power Co., Ltd. held by us were pledged as collateral.

Other than as described in this annual report and also in Notes 50 and 53 of the notes to our consolidated financial statements included in this annual report, we did not have any other material credit lines and guarantee commitments provided to any third parties as of December 31, 2018.

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

Under our Articles of Incorporation, there may not be more than seven standing directors, including our president, and more than eight non-standing directors. The number of non-standing directors must exceed the number of standing directors, including our president. A senior non-standing director appointed by the Ministry of Economy and Finance becomes our chairman of the board following the review and resolution of the Public Agencies Operating Committee.

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

Our standing director who concurrently serve as members of the audit committee are appointed through the same appointment process applicable to our president, except that the motion for appointment is made by the Ministry of Economy and Finance instead of the Ministry of Trade, Industry and Energy. Standing directors other than our president or those who concurrently serve as members of the audit committee are appointed by our president with the approval at the general meeting of our shareholders.

Our non-standing directors must be appointed by the minister of the Ministry of Economy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee and must have ample knowledge and experience in business management. Appointment of non-standing directors to become part of the audit committee is subject to approval at the general meeting of our shareholders. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors.

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

The names, titles and outside occupations, if any, of the directors as of April 15, 2019 and the respective years in which they took office are set forth below.

Name (Gender)	Age	Title	Outside Occupation	Position Held Since
JongKap KIM (Male)	67	President, Chief Executive Officer and Standing Director	None	April 13, 2018
Lee, Jung-Hee (Male)	64	Standing Director and Member of the Audit Committee	None	August 13, 2018
Kim, Hoe-Chun (Male)	58	Senior Executive Vice President for Business Management, Standing Director	None	July 16, 2018
Kim, Dong-Sub (Male)	59	Senior Executive Vice President for Business Operations, Standing Director	None	July 16, 2018
Park, Hyung-Duck (Male)	58	Senior Executive Vice President for Strategy & Finance, Chief Financial Officer, Standing Director	None	July 16, 2018
Lim, Hyun-Seung (Male)	58	Senior Executive Vice President for Nuclear Power Generations, Standing Director	None	July 16, 2018
Kim, Sung-Arm (Male)	59	Senior Executive Vice President for Power Grid, Standing Director	None	March 4, 2019
Kim, Tai-Yoo (Male)	68	Non-Standing Director and Chairman of the Board of Directors	Emeritus Professor of Engineering College, Seoul National University	October 10, 2018
Kim, Chang-Joon (Male)	74	Non-Standing Director	Chairman of the Sport for All subcommittee, Korean Sport and Olympic Committee	March 19, 2018
Yang, Bong-Ryull (Male)	67	Non-Standing Director	None	April 4, 2018
Kim, Jwa-Kwan (Male)	59	Non-Standing Director	Professor of Environmental Engineering, Catholic University of Pusan	April 4, 2018
Jung, Yeon-Gil (Male)	52	Non-Standing Director and Member of the Audit Committee	Professor of New Materials Engineering, Changwon University, Energy Policy Consultant of the Ministry of Trade, Industry and Energy	April 4, 2018
Noh, Geum-Sun (Female)	57	Non-Standing Director and Member of the Audit Committee	None	June 12, 2018
Choi, Seung-Kook (Male)	53	Non-Standing Director	Director of Solar and Wind Energy Cooperative Association	June 12, 2018
Park, Cheol-Su (Male)	50	Non-Standing Director	Head of Self-Support Center in Naju Director of the Naju Social Economy Network	June 12, 2018

JongKap KIM has been our President and CEO since April 13, 2018. Prior to his current position, he served as the Chief Executive Officer of Siemens Korea, the Chief Executive Officer of SK Hynix, a Commissioner of Korean Intellectual Property Office, and a Vice Minister of Ministry of Trade, Industry and Energy. Mr. Kim received a Ph. D. in public administration from Sungkyunkwan University, M.A. in economics from Indiana University and M.B.A. from New York University.

Lee, Jung-Hee has been our Standing Director since August 13, 2018. Mr. Lee previously served as a visiting professor of Law School of Chonnam National University, a committee member of Presidential Committee on Judicial Reform and the Senior Vice President of Korean Bar Association. Mr. Lee received a L.L.B. from Chonnam National University.

Kim, Hoe-Chun has been our Standing Director since July 16, 2018. Mr. Kim also currently serves as our Senior Vice President for Business Management and previously served as the Executive Vice President & Chief HR Officer and the Vice President of Corporate Planning Department. Mr. Kim received a Korean Executive MBA from Helsinki School of Economics.

Kim, Dong-Sub has been our Standing Director since July 16, 2018. Mr. Kim also currently serves as our Senior Executive Vice President for Business Operations and previously served as the Executive Vice President & Chief Technology Officer and the Vice President of KEPCO Research Institute. Mr. Kim received a Ph.D. of engineering in technology policy from Yonsei University.

Park, Hyung-Duck has been our Standing Director since July 16, 2018. Mr. Park also currently serves as our Senior Executive Vice President for Strategy and Finance and Chief Financial Officer. Mr. Park previously served as the Vice President at Regional Headquarters KEPCO Gyeonggi and the Vice President of Sales and Marketing Department. Mr. Park received an Executive MBA in utilities management from Helsinki School of Economics.

Lim, Hyun-Seung has been our Standing Director since July 16, 2018. Mr. Lim also currently serves as our Senior Executive Vice President for Nuclear Power Generations and previously served as the Vice President of UAE Nuclear Project Department in KEPCO and the Vice President of Global Nuclear Project Department. Mr. Lim received a B.ME from Sungkyunkwan University.

Kim, Sung-Arm has been our Standing Director since March 4, 2019. Mr. Kim also currently serves as our Senior Executive Vice President for Power Grid and previously served as the Vice President at Regional Headquarters KEPCO Namseoul and the Vice President of Transmission and Substation Construction Department. Mr. Kim received a B.S. in electrical engineering from Hongik University.

Kim, Tai-Yoo has been our Non-Standing Director since October 10, 2018. Mr. Kim is currently Emeritus Professor of Engineering College at Seoul National University. Mr. Kim previously served as the Information Science Technology Advisor of Cheongwadae, Office of President. Mr. Kim received a B.S. in mining and minerals engineering from Seoul National University and a Ph. D. in mineral and energy economics from Colorado School of Mines.

Kim, Chang-Joon has been our Non-Standing Director since March 19, 2018. Mr. Kim is currently chairman of the Sport for All subcommittee of the Korean Sport and Olympic Committee. Mr. Kim previously served as a member of the Electricity Regulatory Commission (KOREC). Mr. Kim received a B.S. in veterinary science at Chonnam National University.

Yang, Bong-Ryull has been our Non-Standing Director since April 4, 2018. Mr. Yang previously served as the Ambassador of the Republic of Korea to Malaysia and the Vice President of Public Affairs in Gwangju Institute of Science and Technology. Mr. Yang received a B.A. in politics at Seoul National University and a Ph.D. in business administration from Gwangju University.

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

Jung, Yeon-Gil has been our Non-Standing Director since April 4, 2018. Mr. Jung is currently Professor of New Materials Engineering at Changwon University and the Energy Policy Consultant of the Ministry of Trade, Industry and Energy. Mr. Jung previously served as vice-chairman of the Korean Ceramic Society. Mr. Jung received a B.S. and a Ph.D in material engineering from Hanyang University.

Noh, Geum-Sun has been our Non-Standing Director since June 12, 2018. Ms. Noh is a certified public accountant and previously served as the President of EOS Partners, the Executive Auditor of National Pension Service and co-representative of Mirae Accounting Firm. Ms. Noh received a B.S. in nursing from Seoul National University.

Choi, Seung-Kook has been our Non-Standing Director since June 12, 2018. Mr. Choi currently serves as the Director of Solar and Wind Energy Cooperative Association. Mr. Choi previously served as a co-representative of Korea NGO’s Energy Network. Mr. Choi received a B.A. in sociology from Hanyang University and a M.A. in urban administration from the University of Seoul.

Park, Cheol-Su has been our Non-Standing Director since June 12, 2018. Mr. Park currently serves as the head of Self-Support Center in Naju and the director of Naju Social Economy Network. Mr. Park received a B.A. in English literature from Gwangju University and a M.A. in public administration from Chonnam National University.

The business address of our directors is 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea.

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

Lee, Jung-Hee, a standing director, and Noh, Geum-Sun and Jung, Yeon-Gil, both non-standing directors, are currently members of our audit committee. All such members of the audit committee are independent within the meaning of the Korea Stock Exchange listing standards, the regulations promulgated under the Korean Commercial Code and the New York Stock Exchange listing standards.

Item 6.B. Compensation

The aggregate amount of remuneration paid to our standing and non-standing directors in the aggregate consist of (i) salaries and wages paid to standing and non-standing directors, which amounted to Won 1,346 million in aggregate in 2018, and (ii) accrued retirement and severance benefits for standing directors, which amounted to Won 24 million in 2018. Under the Act on the Management of Public Institution, our executive officers consist of the president and the standing and non-standing directors. Standing directors, except the standing director who concurrently serves as a member of our audit committee, take executive positions with our company while the other directors, including non-standing directors, do not. We do not have any other officer who is in charge of a principal business unit, division or function, any other officer who performs a policy making function or any other person who performs similar policy making functions for us.

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

Item 6.D. Employees

As of December 31, 2018, we and our generation subsidiaries had a total of 46,377 regular employees, almost all of whom are employed within Korea. Approximately 10.5% of our regular employees (including employees of our generation subsidiaries) are located at our head office.

The following table sets forth the number of and other information relating to our regular employees, not including directors or senior management, as of December 31, 2018.

	KEPCO	KHNP	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP	Total
Regular Employees
Administrative	5,015	1,049	269	308	274	279	395	7,589
Engineers	11,605	9,529	1,904	2,119	1,900	1,709	2,055	30,821
Others	5,652	1,200	237	241	255	376	6	7,967

Total	22,272	11,778	2,410	2,668	2,429	2,364	2,456	46,377

Head Office Employees	1,695	1,273	401	352	392	378	372	4,863
% of total	7.6%	10.8%	16.6%	13.2%	16.1%	16.0%	15.1%	10.5%
Members of Labor Union	16,592	7,361	1,746	1,651	1,627	1,553	1,653	32,183
% of total	74.5%	62.5%	72.4%	61.9%	67.0%	65.7%	67.3%	69.4%

We and each of our generation subsidiaries have separate labor unions. Approximately 69.4% of our and our generation subsidiaries’ employees in the aggregate are members of these labor unions, each of which negotiates a collective bargaining agreement for its members each year. Under applicable Korean law, an employee-employer cooperation committee comprised of an equal number of representatives of management and labor (which shall be no less than three and no more than ten representatives from each of management and labor) is required to be established. Accordingly, an employee-employer cooperation committee composed of eight representatives of management and eight representatives of labor has been established at us and at each of our generation subsidiaries. The committee meets periodically to discuss various labor issues.

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

Item 7.A. Major Shareholders

The following table sets forth certain information relating to certain owners of our capital stock as of February 7, 2019, the date we last closed our shareholders’ registry:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class(1) (%)
Common stock	Government	116,841,794	18.2
	Korea Development Bank(2)	211,235,264	32.9

	Subtotal	328,077,058	51.1
	National Pension Corporation	46,063,396	7.2
	Employee Stock Ownership Association	184,253	0.0
	Directors as a group	750	0.0
	Public (non-Koreans)	179,864,932	28.0
	Common shares	151,719,934	23.6
	American depositary shares	28,144,998	4.4
	Public (Koreans)	87,773,688	13.7

	Total	641,964,077	100.0

Notes:

(1)	Percentages are based on issued shares of common stock.
(2)	Korea Development Bank is a Government-controlled entity.

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

In the past three years, our related party transactions principally consisted of purchases of LNG from Korea Gas Corporation and long-term borrowings from Korea Development Bank. In 2016, 2017 and 2018, we and our generation subsidiaries purchased LNG from Korea Gas Corporation in the aggregate amount of Won 3,633 billion, Won 3,246 billion and Won 5,191billion, respectively. As of December 31, 2018, we had long-term borrowings from Korea Development Bank in the aggregate amount of Won 169 billion.

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

For a further description of our transactions with our affiliates, see Note 50 of the Notes to our consolidated financial statements included in this annual report.

Item 7.C. Interests of Experts and Counsel

Not Applicable

ITEM 8.	FINANCIAL INFORMATION

Item 8.A. Consolidated Statements and Other Financial Information

We prepare our consolidated financial statements in compliance with requirements under Item 18. “Financial Statements.”

Legal Proceedings

As of December 31, 2018, we and our subsidiaries were engaged in 570 lawsuits as a defendant and 174 lawsuits as a plaintiff. As of the same date, the total amount of damages claimed against us and our subsidiaries was Won 674 billion, for which we have made a provision of Won 78 billion as of December 31, 2018, and the total amount claimed by us and our subsidiaries was Won 793 billion as of December 31, 2018. While the outcome of any of these lawsuits cannot presently be determined with certainty, our management currently believes that the final results from these lawsuits will not have a material adverse effect on our liquidity, financial position or results of operations.

The following are potentially significant claims pertaining to us and our subsidiaries.

In September 2013, Hyundai Engineering & Construction Co., Ltd. (“Hyundai E&C”), SK Engineering & Construction Co., Ltd. and GS Engineering & Construction Co., Ltd. filed a lawsuit against KHNP seeking from KHNP extra contractual payments in the total amount of Won 204 billion on grounds of design change under the construction contract relating to Shin-Hanul #1 and #2 units. In November 2016, the court ruled against KHNP, and KHNP has paid Won 217 billion of the claimed amounts in full and has subsequently appealed the ruling. The lawsuit is currently pending in the Supreme Court of Korea.

In December 2013, the Supreme Court of Korea ruled that regular bonuses fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly, and that any agreement which excludes such regular bonuses from ordinary wage is invalid. One of the key rulings provides that bonuses that are given to employees (i) on a regular and continuous basis and (ii) calculated according to the actual number of days worked (iii) that are not incentive-based must be included in the calculation of “ordinary wages.” The Supreme Court further ruled that in spite of invalidity of such agreements, employees shall not retroactively claim additional wages incurred due to such court decision, in case that such claims bring to employees unexpected benefits which substantially exceeds the wage level agreed by employers and employees and cause an unpredicted increase in expenditures for their company, which would lead the company to material managerial difficulty or would be a threat to the existence of the company. In that case, the claim is not acceptable since it is unjust and is in breach of the principle of good faith. As a result of such ruling by the Supreme Court of Korea, we and our subsidiaries became subject to a number of lawsuits filed by various industry-wide and company-specific labor unions based on claims that ordinary wage had been paid without including certain items that should have been included as ordinary wage. In July 2016, the court ruled against us, and in accordance with the court’s ruling, in August 2016 we paid Won 55.1 billion to the employees for three years of back pay plus interest. As of December 31, 2018, however, 51 lawsuits were pending against our subsidiaries for an aggregate claim amount of Won 152 billion, for which our subsidiaries set aside an aggregate amount of Won 39 billion to cover any potential future payments of additional ordinary wage in relation to the related lawsuits. All cases are currently on-going at various stages of proceedings. We cannot presently assure you that the courts will not ultimately rule against our subsidiaries in these lawsuits, or that the amount of our reserves against these lawsuits will be sufficient to cover the amounts actually payable under court rulings. Any of these developments would adversely affect our results of operations.

During the period from 2014 to 2018, certain residential customers filed class action lawsuits against us based on the claim that electricity tariffs, determined under the progressive rate structure, were excessive. As of December 31, 2018, we were subject to 14 such lawsuits brought by approximately 10,000 plaintiffs with an aggregate claim amount of Won 5.3 billion. Of these 14 lawsuits, five cases are currently pending in the third round of proceedings (for which we won all of the first and second rounds of proceedings) and four cases are currently pending in the second round of proceedings (for which we won all of the first rounds of proceedings, except for one case). Five cases are currently pending in the first round of proceedings.

In addition, our generation subsidiaries, currently and from time to time, are involved in lawsuits incidental to the conduct of their business. A significant number of such lawsuits are based on the claim that the construction and operation of the electricity generation units owned by our generation subsidiaries have impaired neighboring fish farms. For example, in May 2012, a group of merchants and fishermen in the Jeolla region have sued KHNP for damages from pollutants released by a generation unit. The case is still pending. Our generation subsidiaries normally pay compensation to the members of fishery associations near our power plant complex for expected losses and damages arising from the construction and operation of their power plants in advance. Despite such compensation paid by us, a claim may still be filed against our generation subsidiaries challenging the compensation paid by us.

The nuclear power plant at Wolsong #1 unit began operations in 1982 and ended its operations in 2012 pursuant to its 30-year operating license. In February 2015, the Nuclear Safety and Security Commission (“NSSC”) evaluated the safety of operating Wolsong #1 unit and approved its extended operation until November 2022. However, a civic group filed a lawsuit to annul such decision, and in February 2017, the Seoul Administrative Court ruled against the NSSC. The NSSC appealed this decision, and the civic group has filed an injunction to suspend the operation of the Wolsong #1 unit. The civic group’s injunction was denied in July 2017. KHNP, which operated the unit pursuant to the NSSC’s initial decision, has joined this lawsuit. On June 15, 2018, the board of directors of KHNP decided to (i) retire Wolsong #1 unit earlier than planned due to its economic inefficiency and (ii) discontinue the construction of Chunji #1 and #2 as well as Daejin #1 and #2 units. As of December 31, 2018, impairment loss in connection with the property, plant and equipment of Wolsong #1 unit was Won 570,408 million and the provision for decommissioning costs of Wolsong #1 increased by Won 28,196 million, as the timing of actual cash outflows was accelerated due to the shortened operating period. As of December 31, 2018, impairment loss in connection with the property, plant and equipment of Chunji #1 and #2 as well as Daejin #1 and #2 units amounted to Won 38,886 million. Although the board of directors did not make any decisions regarding Shin-Hanul #3 and #4 units, which are new nuclear plants under construction, we cannot assure you that the construction of these units will not be discontinued. As of December 31, 2018, impairment loss in connection with the property, plant and equipment of Shin-Hanul #3 and #4 units was Won 132,725 million. There are ten other nuclear generation units whose life under their initial operating license will expire in the next ten years, or by 2029. We may find it more difficult to have the life of other nuclear units extended as well. Furthermore, in June 2016, Greenpeace and 559 Korean nationals brought a lawsuit against the NSSC to revoke the permit the NSSC granted to KHNP in relation to the construction of Shin-Kori #5 and #6 nuclear generation units. Although the lawsuit was dismissed in February 2019, we cannot assure you that there will not be new challenges to prohibit the construction of new nuclear units in the future, whereby we may experience a loss of revenues and an increase in our overall fuel costs (as nuclear fuel is the cheapest compared to coal, LNG or oil) as a result of such prohibition, which could adversely affect our results of operation and financial condition.

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

•

Hyundai Samsung Joint Venture, one of our subcontractors, filed an arbitration case against us at the London Court of International Arbitration in 2016 in relation to certain disagreements involving the United Arab Emirates nuclear power plant construction project, but as of December 31, 2018, we have not recognized any losses because the probability of economic benefit outflow is remote and the related amount cannot be reasonably determined.

•

Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd. filed an arbitration case against us at the Korea Commercial Arbitration Board to request payment for additional construction costs. As of December 31, 2018, we have recognized the litigation provisions of Won 204,787 million in relation to this arbitration case and made the payment according to the results of this arbitration.

•

Halla Corporation filed an arbitration case against us at the Korea Commercial Arbitration Board to request payment for additional construction costs, and we filed an arbitration case against Halla Corporation to request penalty payment for the delayed construction work. As of December 31, 2018, we have recognized Won 19,754 million of provision estimated to be required to fulfill our obligations in relation to this arbitration.

•

Enzen, one of our subcontractors, filed an arbitration case against us over a contractual dispute in connection with the electric power IT modernization project in Kerala, India. We have not recognized any losses because the probability of economic benefit outflow is remote and the related amount cannot be reasonably determined.

From 2017 to 2018, the Korea Customs Service (“KCS”) conducted an investigation on a group of individuals and companies suspected of illegally importing North Korean coal. KOSEP was subject to a written investigation in 2018, as it had procured coal from a direct supplier that, in turn, purchased the coal from one of the traders who was suspected of such illegal activity. The transaction between KOSEP and the direct supplier was denominated in U.S. dollars. Neither KOSEP nor its direct supplier were found to have committed any wrongdoing. KCS concluded the investigation in August 2018 and ultimately accused three individuals and three companies (none of which included KOSEP or its direct supplier) of document forgery and violation of applicable customs and compliance law. Prosecutors have pressed charges against these individuals and companies, and the trial is still ongoing. Neither KOSEP nor its direct supplier were implicated. However, we cannot assure you that this investigation and/or related events will not have any material adverse effect on us, our reputation, our common shares or our American depositary shares.

On November 9, 2018, certain of our former executive and employees have been convicted in a district court on charges for receiving bribes. The individuals have appealed, and the appeal is currently ongoing. As part of our efforts to prevent recurrence of similar cases, we have implemented the following measures:

•	Implementing web training program on integrity for all employees,

•	Strengthening integrity and anti-corruption evaluation systems for high-ranking officers and reflecting such results in performance evaluations, and

•	Increasing the punishment and penalties for employee corruption.

We do not believe such claims or proceedings, individually or in the aggregate, have had or will have a material adverse effect on us and our generation subsidiaries. However, we cannot assure you that this will be the case in the future, given the possibility that we may become subject to more legal and arbitral proceedings arising from changes in the environmental laws and regulations as they become applicable to us and our generation subsidiaries, and the related growth in demand for more compensation by actual and potential affected parties. Further, we cannot assure you that the above convictions and/or related events will not have an adverse effect on our reputation as well as the price of our common shares and our American depositary shares.

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

Share Capital

The principal trading market for our common stock is the Korea Exchange. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank, N.A. as depositary and are listed on the New York Stock Exchange under the symbol “KEP.” One ADS represents one-half of one share of our common stock. As of February 7, 2019, the date we last closed our shareholders’ registry, 56,289,996 ADSs representing 4.4% shares of our common stock were outstanding.

Common Stock

Shares of our common stock are listed on the KRX KOSPI Market of the Korea Exchange. The table below shows the high and low closing prices on the KRX KOSPI Market of the Korea Exchange for our common stock since 2014.

	Price
Period	High	Low
	(In Won)
2014
First Quarter	37,800	33,400
Second Quarter	41,900	37,050
Third Quarter	48,200	36,800
Fourth Quarter	49,450	40,350
2015
First Quarter	46,000	39,150
Second Quarter	48,500	42,450
Third Quarter	52,200	46,300
Fourth Quarter	53,300	47,500
2016
First Quarter	60,600	49,800
Second Quarter	63,000	57,400
Third Quarter	62,900	54,000
Fourth Quarter	54,500	43,200
2017
First Quarter	48,750	40,350
Second Quarter	46,700	40,800
Third Quarter	45,500	38,200
Fourth Quarter	41,100	37,350
2018
First Quarter	37,750	30,850
Second Quarter	37,750	32,000
Third Quarter	33,300	28,700
Fourth Quarter	34,350	23,850
October	29,350	23,850
November	30,800	26,600
December	34,350	29,750
2019
First Quarter	35,800	29,900
January	35,450	32,550
February	34,950	33,000
March	35,800	29,900
April (through April 18)	30,350	28,750

ADSs

The table below shows the high and low closing prices on the New York Stock Exchange for the outstanding ADSs since 2014. Each ADS represents one-half of one share of our common stock.

	Closing Price per ADS
Period	High	Low
	(In US$)
2014
First Quarter	17.75	15.51
Second Quarter	20.56	17.66
Third Quarter	22.44	18.17
Fourth Quarter	22.87	18.90
2015
First Quarter	21.01	18.26
Second Quarter	22.53	19.29
Third Quarter	22.13	19.45
Fourth Quarter	23.31	20.28
2016
First Quarter	21.01	18.26
Second Quarter	26.90	24.67
Third Quarter	28.31	24.38
Fourth Quarter	24.34	18.48
2017
First Quarter	21.35	17.53
Second Quarter	20.80	17.82
Third Quarter	20.38	16.73
Fourth Quarter	18.22	16.60
2018
First Quarter	17.83	14.28
Second Quarter	17.43	14.34
Third Quarter	14.70	12.62
Fourth Quarter	14.96	10.52
October	13.06	10.52
November	13.61	11.79
December	14.96	13.27
2019
First Quarter	15.75	13.01
January	15.70	14.39
February	15.64	14.65
March	15.75	13.01
April (through April 18)	13.20	12.54

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

As of March 29, 2019, the aggregate market value of equity securities listed on the KOSPI of the Korea Exchange was approximately Won 1,417,246 billion. The average daily trading volume of equity securities for the first quarter of 2019 was approximately 386 million shares with an average transaction value of Won 5,377 billion.

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

Movements in KOSPI in the past five years are set out in the following table:

	Opening	High	Low	Closing
2014	1,967.2	2,082.6	1,886.9	1,915.6
2015	1,926.4	2,173.4	1,829.8	1,961.3
2016	1,918.8	2,068.7	1,835.3	2,026.5
2017	2,026.2	2,558.0	2,026.2	2,467.5
2018	2,479.7	2,598.2	1,996.1	2,041.0
2019 (through April 18)	2,010.0	2,248.6	1,993.7	2,213.8

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

The number of companies listed on the KRX KOSPI Market of the Korea Exchange since 2012, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Number of Listed Companies	Total Market Capitalization on the Last Day for Each Period		Average Daily Trading Volume, Value
		(Millions of Won)	(Thousands of U.S. dollars)(1)	(Thousands of Shares)	(Millions of Won)	(Thousands of U.S. dollars)(1)
2014	773	1,192,252,867	1,084,655,082	278,082	3,983,580	3,624,072
2015	770	1,242,832,089	1,060,436,936	455,256	5,351,734	4,566,326
2016	779	1,308,440,373	1,082,697,868	376,772	4,523,043	3,742,692
2017	774	1,605,820,912	1,498,806,153	340,463	5,335,418	4,979,856
2018	788	1,343,971,857	1,202,014,003	397,972	6,548,622	5,856,920
2019 (through April 18)	791	1,467,185,238	1,291,422,619	392,280	5,384,142	4,739,144

Source: The Korea Exchange

Note:

(1)	Converted at the market average exchange rate as announced by Seoul Money Brokerage Services, Ltd. in Seoul at the end of the periods indicated.

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

Item 10.A. Share Capital

Not Applicable

Item 10.B. Memorandum and Articles of Incorporation

Set forth below is information relating to our capital stock, including brief summaries of material provisions of our Articles of Incorporation, the KEPCO Act, the Financial Investment Services and Capital Markets Act, the Korean Commercial Code and certain related laws of Korea, all currently in effect. The following summaries are qualified in their entirety by reference to our Articles of Incorporation and the applicable provisions of the KEPCO Act, Financial Investment Services and Capital Markets Act, the Korean Commercial Code, the Act on the Management of Public Institutions and certain related laws of Korea. On November 11, 2016, we amended our Articles of Incorporation to strike references to acting directors (while keeping references to Standing Directors), as acting directors have not been appointed since 2003 and the system of acting directors was deemed obsolete.

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

The standards of remuneration for our officers, including directors, shall be determined by a resolution of the board of directors, provided that the maximum amount of remuneration to be paid to our officers shall be determined by shareholder resolution and provided that the remuneration standards for the president and standing directors shall be determined by board resolution in accordance with the guideline thereon established by the minister of the Ministry of Economy and Finance through review and resolution of our management committee. Directors who have an interest may not participate in the meeting of the board of directors for determining the remuneration for officers.

Neither the KEPCO Act nor our Articles of Incorporation have provisions relating to (i) borrowing powers exercisable by the directors and how such borrowing powers can be varied, (ii) retirement or non-retirement of directors under an age limit requirement, or (iii) the number of shares required for a director’s qualification.

Share Capital

Currently, our authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value Won 5,000 per share. Under our Articles of Incorporation, we are authorized to issue up to 150,000,000 non-voting preferred shares. As of February 7, 2019, the last day on which our shareholders’ registry was closed for purposes of identifying shareholders of record, 641,964,077 common shares were issued and no non-voting preferred shares have been issued. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. Share certificates are issued in denominations of 1, 5, 10, 50, 100, 500, 1,000 and 10,000 shares.

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

Transfer of Shares

Under the Korean Commercial Code, the transfer of shares is effected by delivery of share certificates, but in order to assert shareholders’ rights against us, the transferee must have his name and address registered on our register of shareholders. For this purpose, shareholders are required to file one’s name, address and seal with our transfer agent. Under our Articles of Incorporation, non-resident shareholders must appoint an agent authorized to receive notices on their behalf in Korea and file a mailing address in Korea. From September 16, 2019, when the Act on Electronic Registration of Stocks, Bonds, Etc. will become effective, all of our shares are expected to be electronically registered on an electronic registry and the physical share certificates issued prior thereto are expected to lose effect, with the transfer of electronically registered stocks to be made by electronic registration of such transfer between accounts.

These requirements do not apply to the holders of ADSs. Under current Korean regulations, the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies with a dealing, brokerage or collective investment license and internationally recognized foreign custodians are authorized to act as agents and provide related services for foreign shareholders. Our transfer agent is Kookmin Bank, located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea. Certain foreign exchange controls and securities regulations apply to the transfer of our shares by non-residents of Korea or non-Koreans. See Item 9. “The Offer and Listing.”

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

Subject to certain limitations, the Ministry of Economy and Finance has the authority to take the following actions under the Foreign Exchange Transaction Laws: (i) if the Government deems it necessary on account of war, armed conflict, natural disaster or grave, sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the Ministry of Economy and Finance may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit, safe-keep or sell any instruments of payment to the Bank of Korea or certain other governmental agencies or financial institutions, or effective from July 18, 2017, impose an obligation on resident creditors to collect and recover debts owed by non-resident debtors,, and (ii) if the Government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries are likely to adversely affect the Korean Won, exchange rates or other macroeconomic policies, the Ministry of Economy and Finance may take action to require any person who intends to effect or effects a capital transaction to deposit all or a portion of the instruments of payment acquired in such transactions with the Bank of Korea or certain other governmental agencies or financial institutions.

Government Review of Issuances of Debt Securities and ADSs and Report for Payments

In order for us to issue debt securities of any series outside of the Republic, we are required to file a report with our designated foreign exchange bank or the Ministry of Economy and Finance on the issuance of such debt securities, depending on the issuance amount. The Ministry of Economy and Finance may at its discretion direct us to take measures as necessary to avoid undue exchange rate fluctuations before it accepts such report. Furthermore, in order for us to make payments of principal of or interest on the debt securities of any series and other amounts as provided in an indenture and such debt securities, we are required to present relevant documents to the designated foreign exchange bank at the time of each actual payment. The purpose of such presentation is to ensure that the actual remittance is consistent with the terms of the transaction reported to our designated foreign exchange bank or the Ministry of Economy and Finance.

In order for us to offer for purchase shares of our common stock held in treasury in the form of ADSs or issue shares of our common stock represented by the ADSs, we are required to file a prior report of such offer or issuance with our designated foreign exchange bank or the Ministry of Economy and Finance, depending on the offering amount. The Ministry of Economy and Finance may at its discretion direct us to take measures as necessary to avoid undue exchange rate fluctuations before it accepts such report. No further Governmental approval is necessary for the initial offering and issuance of the ADSs.

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

In addition, we are also required to notify the Ministry of Economy and Finance upon receipt of the full proceeds from the offering of ADSs. No additional Governmental approval is necessary for the offering and issuance of ADSs.

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

Due to recent amendment to the Korean tax laws, which applies for fiscal years beginning on or after January 1, 2020, Overseas Investment Vehicles may be regarded as beneficial owners of Korean sourced income in certain situations. Pursuant to such amendment, Overseas Investment Vehicles may be treated as beneficial owners of Korean source income if one of the following conditions are met: (i) the Overseas Investment Vehicle is subject to taxation in the jurisdiction in which it resides and there is no intentional tax avoidance purpose to establishing the Overseas Investment Vehicle in the jurisdiction; (ii) the Overseas Investment Vehicle is deemed as the beneficial owner under a tax treaty; or (iii) the Overseas Investment Vehicle is unable to confirm its list of beneficial owners investing in the Overseas Investment Vehicle (if only a portion of the beneficial owners are confirmed, applies with respect to the remaining unconfirmed list of beneficial owners). Overseas Investment Vehicles that are not regarded as foreign “corporations” for purposes of the Korean tax law may be recognized as beneficial owners if one of the above conditions (ii) or (iii) are met. Further, Overseas Investment Vehicles that meet condition (iii) would be subject to the default statutory withholding tax rate under the Korean tax laws and the treaty withholding rates under relevant tax treaties would not apply even though the Overseas Investment Vehicles are deemed to be beneficial owners of Korean source income.

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

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 16.5%. You will be required to properly demonstrate your entitlement to the reduced rate of withholding under the Treaty (see “—Korean Taxes—Shares or ADSs—Tax Treaties”). Subject to certain conditions and limitations, Korean withholding taxes (up to the Treaty rate) will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the common stock or ADSs will be treated as foreign source income and will generally constitute passive category income. Further, in certain circumstances, if you have held common stock or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on common stock or ADSs. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances including the possible adverse impact on creditability to the extent you are entitled to a refund of any Korean tax withheld or a reduced rate of withholding.

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

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and assets and the valuation of our assets, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2018, and we do not expect to be a PFIC in 2019 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. We cannot assure you that we will not be a PFIC for 2019 or any future taxable year.

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

Our primary market risk exposures are to fluctuations in exchange rates, interest rates and fuel prices. We are exposed to foreign exchange risk related to foreign currency-denominated liabilities. As of December 31, 2018, 17.7% of our long-term debt (including the current portion but excluding issue discounts and premium), without taking into consideration of swap transactions, was denominated in foreign currencies, principally U.S. dollars. However, a substantial portion of our revenues is denominated in Won. As a result, changes in exchange rates, particularly between the Won and the U.S. dollar, significantly affect us due to our significant amounts of foreign currency-denominated debt and the effect of such changes on the amount of funds required by us to make interest and principal payments on such debt. In order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have recently been reducing and plan to continue to reduce the proportion of our debt which is denominated in foreign currencies.

We are also exposed to foreign exchange risk related to our purchases of fuel since we obtain substantially all of our fuel materials (other than anthracite coal) directly or indirectly from sources outside Korea. Prices for such fuel materials are quoted based on prices stated in, and in many cases are paid for in, currencies other than Won. In 2018, fuel costs represented 33.5% of our sales.

We are exposed to interest rate risk due to significant amounts of debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings. We are also exposed to fluctuations in prices of fuel materials. In 2018, for electricity generation, uranium accounted for

31.9% of our fuel requirements, coal accounted for 53.2%, LNG accounted for 11.2%, oil accounted for 1.4%, and others accounted for 2.3%, measured in each case by the amount of electricity we generated. In 2017, for electricity generation, uranium accounted for 34.8% of our fuel requirements, coal accounted for 53.3%, LNG accounted for 8.7%, oil accounted for 1.2% and others accounted for 2.0%, measured in each case by the amount of electricity we generated.

For additional discussions of our market risks, see Item 3.D. “Risk Factors” and Item 5.B. “Liquidity and Capital Resources—Liquidity.”

We have entered into various swap contracts to hedge exchange rate risks arising from foreign currency-denominated debts. Details of currency swap contracts outstanding as of December 31, 2018 are as follows:

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate		Contract Exchange Rate
Type				Pay	Receive	Pay	Receive
				(KRW in millions, USD, CHF, HKD, AUD, EUR, SEK and other foreign currencies in thousands)
Trading	Credit Suisse	2014	2019	KRW 118,632	CHF 100,000	2.98%	1.50%	1,186.32
	Standard Chartered	2014	2019	KRW 114,903	CHF 100,000	4.00%	1.50%	1,149.03
	Standard Chartered	2014	2029	KRW 102,470	USD 100,000	3.14%	3.57%	1,024.70
	Societe Generale	2014	2024	KRW 105,017	USD 100,000	4.92%	5.13%	1,050.17
	KEB Hana Bank	2015	2024	KRW 107,970	USD 100,000	4.75%	5.13%	1,079.70
	Credit Agricole	2015	2024	KRW 94,219	USD 86,920	4.85%	5.13%	1,083.97
	Citibank	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	JP Morgan	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	Bank of America	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	Shinhan Bank	2016	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	HSBC	2012	2022	KRW 111,770	USD 100,000	2.89%	3.00%	1,117.70
	KEB Hana Bank	2012	2022	KRW 111,770	USD 100,000	2.87%	3.00%	1,117.70
	Standard Chartered	2012	2022	KRW 111,770	USD 100,000	2.89%	3.00%	1,117.70
	Deutsche Bank	2012	2022	KRW 55,885	USD 50,000	2.79%	3.00%	1,117.70
	HSBC	2014	2019	KRW 105,260	USD 100,000	2.48%	2.38%	1,052.60
	Standard Chartered	2014	2019	KRW 105,260	USD 100,000	2.48%	2.38%	1,052.60
	Korea Development Bank	2016	2019	KRW 105,260	USD 100,000	2.48%	2.38%	1,052.60
	Nomura	2015	2025	KRW 111,190	USD 100,000	2.60%	3.25%	1,111.90
	Korea Development Bank	2015	2025	KRW 111,190	USD 100,000	2.62%	3.25%	1,111.90
	Woori Bank	2015	2025	KRW 55,595	USD 50,000	2.62%	3.25%	1,111.90
	KEB Hana Bank	2015	2025	KRW 55,595	USD 50,000	2.62%	3.25%	1,111.90
	Woori Bank	2017	2027	KRW 111,610	USD 100,000	2.25%	3.13%	1,116.10
	Korea Development Bank	2017	2027	KRW 111,610	USD 100,000	2.31%	3.13%	1,116.10
	KEB Hana Bank	2017	2027	KRW 111,610	USD 100,000	2.31%	3.13%	1,116.10
	Korea Development Bank	2018	2028	KRW 108,600	HKD 800,000	2.69%	3.35%	135.75
	Shinhan Bank	2018	2028	KRW 115,387	HKD 850,000	2.66%	3.35%	135.75
	Korea Development Bank	2018	2023	KRW 170,280	USD 150,000	2.15%	3.75%	1,135.20
	Woori Bank	2018	2023	KRW 170,280	USD 150,000	2.18%	3.75%	1,135.20
	KEB Hana Bank	2018	2023	KRW 113,520	USD 100,000	2.17%	3.75%	1,135.20
	Shinhan Bank	2018	2023	KRW 227,040	USD 200,000	2.17%	3.75%	1,135.20

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate		Contract Exchange Rate
Type				Pay	Receive	Pay	Receive
				(KRW in millions, USD, CHF, HKD, AUD, EUR, SEK and other foreign currencies in thousands)
Cash flow hedge	HSBC	2014	2020	KRW 99,901	AUD 100,000	3.52%	5.75%	999.01
	HSBC	2014	2020	KRW 100,482	AUD 100,000	3.48%	5.75%	1,004.82
	Standard Chartered	2013	2020	USD 117,250	AUD 125,000	3M Libor+ 1.25%	5.75%	0.94
	Standard Chartered	2014	2020	KRW 126,032	USD 117,250	3.55%	3M Libor+ 1.25%	1,074.90
	Korea Development Bank	2017	2020	KRW 114,580	USD 100,000	1.75%	2.38%	1,145.80
	KEB Hana Bank	2017	2020	KRW 114,580	USD 100,000	1.75%	2.38%	1,145.80
	Export-Import Bank of Korea	2017	2020	KRW 114,580	USD 100,000	1.75%	2.38%	1,145.80
	JP Morgan	2014	2019	KRW 107,190	USD 100,000	3M Libor+ 3.25%	2.75%	1,071.90
	Morgan Stanley	2014	2019	KRW 107,190	USD 100,000	3M Libor+ 3.25%	2.75%	1,071.90
	Deutsche Bank	2014	2019	KRW 107,190	USD 100,000	3M Libor+ 3.25%	2.75%	1,071.90
	Korea Development Bank	2016	2021	KRW 121,000	USD 100,000	2.15%	2.50%	1,210.00
	Morgan Stanley	2016	2021	KRW 121,000	USD 100,000	3M Libor+ 2.10%	2.50%	1,210.00
	BNP Paribas	2016	2021	KRW 121,000	USD 100,000	3M Libor+ 2.10%	2.50%	1,210.00
	Nomura	2017	2037	KRW 52,457	EUR 40,000	2.60%	1.70%	1,311.42
	Nomura	2017	2037	KRW 59,423	SEK 450,000	2.62%	2.36%	132.05
	Credit Agricole	2013	2019	KRW 118,343	CHF 100,000	3.47%	1.63%	1,183.43
	Morgan Stanley	2013	2019	KRW 59,172	CHF 50,000	3.40%	1.63%	1,183.43
	Nomura	2013	2019	KRW 59,172	CHF 50,000	3.47%	1.63%	1,183.43
	Standard Chartered	2014	2019	KRW 104,490	USD 100,000	2.77%	2.63%	1,044.90
	Credit Agricole	2014	2019	KRW 104,490	USD 100,000	2.77%	2.63%	1,044.90
	Morgan Stanley	2014	2019	KRW 104,490	USD 100,000	2.70%	2.63%	1,044.90
	Korea Development Bank	2018	2023	KRW 320,880	USD 300,000	2.03%	3.75%	1,069.60
	KEB Hana Bank	2018	2021	KRW 212,960	USD 200,000	2.10%	3.00%	1,064.80
	Korea Development Bank	2018	2021	KRW 212,960	USD 200,000	2.10%	3.00%	1,064.80
	Credit Agricole	2014	2020	KRW 110,680	USD 100,000	2.29%	2.50%	1,106.80
	Societe Generale	2014	2020	KRW 55,340	USD 50,000	2.16%	2.50%	1,106.80
	KEB Hana Bank	2014	2020	KRW 55,340	USD 50,000	2.16%	2.50%	1,106.80
	KEB Hana Bank	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	Standard Chartered	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	HSBC	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	Nomura	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	BNP Paribas	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	HSBC	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	KEB Hana Bank	2017	2022	KRW 226,600	USD 200,000	1.94%	2.63%	1,133.00
	Korea Development Bank	2017	2022	KRW 113,300	USD 100,000	1.94%	2.63%	1,133.00
	Nomura	2017	2022	KRW 113,300	USD 100,000	1.95%	2.63%	1,133.00
	Woori Bank	2017	2022	KRW 56,650	USD 50,000	1.95%	2.63%	1,133.00
	Kookmin Bank	2017	2022	KRW 56,650	USD 50,000	1.95%	2.63%	1,133.00
	Korea Development Bank	2018	2023	KRW 169,335	USD 150,000	2.26%	3.88%	1,128.90
	Woori Bank	2018	2023	KRW 169,335	USD 150,000	2.26%	3.88%	1,128.90
	Credit Agricole	2018	2023	KRW 112,890	USD 100,000	2.26%	3.88%	1,128.90
	KEB Hana Bank	2018	2023	KRW 56,445	USD 50,000	2.26%	3.88%	1,128.90
	Kookmin Bank	2018	2023	KRW 56,445	USD 50,000	2.26%	3.88%	1,128.90

Under these currency swap contracts, we recognized net valuation gain of Won 145 billion in 2018.

Details of interest rate contracts outstanding as of December 31, 2018 are as follows:

Type	Counterparty	Contract Year	Settlement Year		Contract Interest Rate Per Annum
				Contract Amount	Pay	Receive
				(KRW in millions, USD in thousands)
Trading	KEB Hana Bank	2017	2022	KRW 100,000	2.01%	3M CD+0.24%
	KEB Hana Bank	2017	2022	KRW 100,000	2.06%	3M CD+0.27%
	Nomura(1)	2017	2037	KRW 30,000	2.05%	3.08%
	KEB Hana Bank	2017	2021	KRW 200,000	2.45%	3M CD+0.32%
	Nomura(2)	2018	2038	KRW 30,000	2.56%	3.75%
	KEB Hana Bank	2018	2023	KRW 200,000	2.15%	3M CD+0.19%
	KEB Hana Bank	2018	2023	KRW 200,000	2.17%	3M CD+0.19%
	KEB Hana Bank	2018	2023	KRW 150,000	2.03%	3M CD+0.21%
	Societe Generale	2017	2022	KRW 200,000	3M Libor+3.44%	3.77%
	Export-Import Bank of Korea	2015	2031	USD 15,893	2.67%	6M USD Libor
	ING Bank	2015	2031	USD 7,861	2.67%	6M USD Libor
	BNP Paribas	2015	2031	USD 7,861	2.67%	6M USD Libor
Cash flow hedge	BNP Paribas	2009	2027	USD 92,120	4.16%	6M USD Libor
	KFW	2009	2027	USD 92,120	4.16%	6M USD Libor
	Credit Agricole	2018	2033	USD 92,686	3.98% ~ 4.10%	6M USD Libor
	SMBC	2018	2033	USD 121,205	4.05% ~ 4.18%	6M USD Libor
	Mizuho Bank	2016	2019	USD 36,890	1.56%	1.65%
	SMBC	2016	2019	USD 36,890	1.56%	1.65%
	Export-Import Bank of Korea	2016	2036	USD 2,564	3.00%	4.99%

Notes:

(1)	2.05% of the contract interest rate for paying is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter.
(2)	2.56% of the contract interest rate for paying is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter.

Under these interest rate swap contracts, we recognized net valuation loss of Won 2,949 million in 2018.

We engage in transactions denominated in foreign currencies and consequently become exposed to fluctuations in exchange rates. The carrying amounts of our foreign currency-denominated monetary assets and monetary liabilities as of December 31, 2017 and 2018 were as follows:

	Assets		Liabilities
Type	2017	2018	2017	2018
	(In thousands of USD, EUR, GBP and other foreign currencies)
AED	5,693	10,513	2,049	5,890
AUD	145	143	652,259	717,712
BDT	60,208	71,575	1,001	1,175
BWP	797	1,214	—	—
CAD	82	96	171	4
CHF	—	—	400,004	400,000
CNY	13,007	—	26,140	26,140
EUR	5,708	337	68,003	105,673
GBP	3	—	2,327	1
HKD	—	—	—	1,650,000
IDR	167,775	60,568	—	206,935
INR	1,228,259	1,228,795	227,078	183,963
JOD	1,624	2,764	5	5
JPY	799,501	35,935	21,624,128	390,921
KZT	359	319	—	—
MGA	2,762,572	3,318,447	319,581	170,641
NOK	—	—	482	—
PHP	189,261	709,285	125,431	66,985
PKR	251,190	305,542	4,676	3,588
SAR	1,191	2,024	44	—
SEK	—	—	449,002	450,000
USD	1,653,858	1,422,510	8,321,335	8,103,602
UYU	12,955	39,898	10,586	4,253
ZAR	361	170	4	4
MMK	—	25,208	—	—
GHS	—	25,794	—	—

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

If Won depreciates against U.S. dollar and all other foreign currencies held by us by 10% and all other variables are held constant from their levels as of December 31, 2018, we estimate that our unrealized foreign exchange translation losses will increase by Won 888 billion in 2019. Such sensitivity analysis is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency as of December 31, 2017 and 2018, without taking into consideration of swap transactions. To manage our foreign currency risk related to foreign currency-denominated receivables and payables, we have a policy of entering into currency forward agreements. In addition, to manage our foreign currency risk related to foreign currency-denominated expected sales transactions and purchase transactions, we enter into cross-currency swap agreements.

We are exposed to interest rate risk due to our borrowings with floating interest rates. If interest rates increase by 1%p on all of our borrowings and debentures bearing variable interest and all other variables are held constant as of December 31, 2018, we estimate that our income before income taxes will decrease by Won 24 billion (not reflecting the fact that a portion of such interest may be capitalized under IFRS) in 2019. Such sensitivity analysis does not take into consideration interest rate swap transactions. To manage our interest rate risks, we, in addition to maintaining an appropriate mix of fixed and floating rate loans, have entered into certain interest rate swap agreements.

We are exposed to electricity rates risk due to the rate regulation by the Government, which considers the effect of electricity rate changes on the national economy. If the electricity rate rises by 1% and all other variables are held constant as of December 31, 2018, we estimate that our income before income taxes will increase by Won 568 billion in 2019.

We are exposed to fuel price risks due to the heavy influence of fuel costs on our sales and cost of sales. If the fuel prices of anthracite and bituminous coal, oil, LNG and others used for generation by us and our generation subsidiaries rise by 1% and all other variables are held constant as of December 31, 2018, we estimate that our income before income taxes will decrease by Won 201 billion in 2019.

The above discussion and the estimated amounts generated from the sensitivity analyzes referred to above include “forward-looking statements,” which assume for analytical purposes that certain market conditions may occur. Accordingly, such forward-looking statements should not be considered projections by us of future events or losses.

See Note 48 of the notes to our consolidated financial statements included in this annual report for further related information.

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

Depositary Payments for the Fiscal Year 2018

The following table sets forth our expenses incurred in 2018, which were reimbursed by Citibank, N.A. in the aggregate:

	(In thousands of U.S. dollars)
Reimbursement of legal fees	US$	99
Reimbursement of accounting fees		247
Contributions towards our investor relations and other financing efforts (including investor conferences, non-deal roadshows and market information services)		702
Other		163

Total	US$	1,211

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2018 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2018 based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

Following the overhaul in May 2013 by the Committee of Sponsoring Organization of the Treadway (“COSO”) of the COSO Framework relating to internal controls and adoption of the 2013 Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework (2013)”), we have, effective January 1, 2014, adopted the COSO Framework (2013) and incorporated it into our internal control system for us and our subsidiaries in order to comply with the Sarbanes Oxley Act and to standardize our internal control system. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 using criteria established by the COSO Framework (2013). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2018 based on the criteria established by the COSO Framework (2013).

Audit Report of the Independent Registered Public Accounting Firm

KPMG Samjong Accounting Corp. has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2018, which is included elsewhere in this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our adoption of the COSO Framework (2013) did not have, and is not reasonably likely to have, any material effect on our internal control over financial reporting.

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

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that we have at least one “audit committee financial expert” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Our audit committee financial expert is Noh, Geum-Sun. Such member is independent within the meaning of the Korea Stock Exchange listing standards, the regulations promulgated under the Enforcement Decree of the Korean Commercial Code and the New York Stock Exchange listing standards.

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

ITEM 16.C. PRINCIPAL AUDITOR FEES AND SERVICES

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2017 and 2018 for professional services rendered by our principal auditors for such year, for various types of services and a brief description of the nature of such services. KPMG Samjong Accounting Corp., a Korean independent registered public accounting firm, was our principal auditors for the year ended December 31, 2018 and we currently expect Ernst & Young Hanyoung Corp. to serve as our principal auditors for the year ended December 31, 2019.

	Aggregate Fees Billed During
Type of Services	2017		2018		Nature of Services
	(In millions of Won)
Audit Fees	￦	3,051	￦	3,884	Audit service including interim review service for KEPCO and its subsidiaries.
Audit-Related Fees		410		315	Comfort letter services.
Tax Fees		67		105	Tax return and consulting advisory service.
All Other Fees		2		—	All other services which do not meet the three categories above.

Total	￦	3,530	￦	4,304

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

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

We are committed to high standards of corporate governance. We are in compliance with the corporate governance provisions of the KEPCO Act, the Act on the Management of Public Institutions, the Korean Commercial Code, the Financial Investment Services and Capital Markets Act of Korea and the Listing Rules of the Korea Exchange. We, like all other companies in Korea, must comply with the corporate governance provisions under the Korean Commercial Code, except to the extent the KEPCO Act and the Act on the Management of Public Institutions otherwise require. Our corporate governance is also affected by various regulatory guidelines, including those promulgated by the Ministry of Economy and Finance. In addition, as a company listed on the Korea Exchange, we are subject to the Financial Investment Services and Capital Markets Act of Korea, unless the Financial Investment Services and Capital Markets Act of Korea otherwise provides.

The Act on the Management of Public Institutions

General Provisions

On April 1, 2007, the Act on the Management of Public Institutions took effect by abolishing and replacing the Government-invested Enterprise Management Basic Act, which was enacted in 1984. Unless stated otherwise therein, the Act on the Management of Public Institutions takes precedence over any other laws and regulations in the event of inconsistency. On April 2, 2007, pursuant to this Act the minister of the Ministry of Economy and Finance designated us as a “market-oriented public enterprise” as defined under this Act, and we became subject to this Act accordingly. We incorporated the applicable provisions of this Act into our Articles of Incorporation by amendment thereto in September 2007.

The Act on the Management of Public Institutions sets out the rules for corporate governance for entities that are subject to this Act, including the appointment of their respective president and directors. Under this Act as it applies to us as a “market-oriented public enterprise”, (i) a senior non-standing director as appointed by the minister of the Ministry of Economy and Finance becomes the chairman of our board of directors following the review and resolution of the Public Agencies Operating Committee; (ii) our president and our standing directors who concurrently serve as members of our audit committee are appointed by the President of the Republic upon the motion of the Ministry of Trade, Industry and Energy (in the case of our president) or of the Ministry of Economy and Finance (in the case of standing directors who concurrently serve as members of our audit committee), following the nomination by such enterprise’s director nomination committee, the review and resolution of the Public Agencies Operating Committee pursuant to the Act on the Management of Public Institutions and an approval at the general meeting of our shareholders; (iii) our standing directors other than the president and those who also serve as audit committee members must be appointed by our president with the approval at the general meeting of our shareholders from a pool of candidates recommended by our director nomination committee; and (iv) our non-standing directors must be appointed by the minister of the Ministry of Economy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee, and must have ample knowledge and experience in business management.

The Public Agencies Operating Committee is established pursuant to the Act on the Management of Public Institutions and is comprised of one chairperson who is the Minister of the Ministry of Economy and Finance and the following members: (i) one Vice Minister-level public official from the Office for Government Policy Coordination as nominated by the minister of the Office for Government Policy Coordination; (ii) one Vice Minister, Deputy Administrator or an equivalent public official of the related administrative agency as prescribed by Presidential Decree; (iii) one Vice Minister, Deputy Administrator, or an equivalent public official of the competent agency who does not fall under subclause (ii); and (iv) 11 or fewer persons commissioned by the President based on the recommendation of the Minister of the Ministry of Economy and Finance from among persons in various fields including law, economy, press, academia, labor, who have good knowledge and experience in the operation and business administration of public institutions as well as good reputation for impartiality.

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

As required under Act on the Management of Public Institutions, we submit to the Government by October 31 every year a report on our medium- to long-term management goals. Under the Act on the Management of Public Institutions, we are also required to give separate public notice of important management matters, such as our budget and financial statements, status of directors and annual reports. In addition, for purposes of providing a comparison of the management performances of government agencies, we are required to post on a designated website a notice on a standard form detailing our management performance. Following consultation with the minister of the Ministry of Trade, Industry and Energy and the review and resolution of the operating committee, the Ministry of Economy and Finance must examine the adequacy and competency of government agencies and establish plans on merger, abolishment, restructuring and privatization of public agencies. In such case, the minister of the Ministry of Trade, Industry and Energy must execute these plans and submit a performance report to the Ministry of Economy and Finance.

Application of the Act to Our Generation Subsidiaries

On January 24, 2011, the Ministry of Economy and Finance changed the designation of our six generation subsidiaries from “other public institutions” to “market-oriented public enterprises”, each as defined in the Act on the Management of Public Institutions, and all of our generation subsidiaries accordingly amended their respective articles of incorporation in 2011 to be in compliance with this Act. As “other public institutions”, our generation subsidiaries previously were not subject to the same regulations under the Act on the Management of Public Institutions applicable to us with regards to corporate governance matters such as the appointment and dismissal of directors and the composition of the boards of directors. However, as “market-oriented public enterprises”, our generation subsidiaries are currently subject to the same such regulations that are applicable to us.

Specifically, prior to such designation, (i) our president appointed the presidents and the statutory auditors of our generation subsidiaries; (ii) the selection of non-standing directors of each such subsidiary was subject to approval by our president; (iii) the president of each such subsidiary entered into a management contract with our president; and (iv) our evaluation committee conducted performance evaluation of such subsidiaries. However, following such designation, akin to the appointment process applicable to us, (i) the President of the Republic appoints the presidents and standing directors of our generation subsidiaries that concurrently serve as members of the audit committees; (ii) the selection of non-standing directors of these subsidiaries is subject to approval by the minister of the Ministry of Economy and Finance; (iii) the president of each such generation subsidiary is required to enter into a management contract directly with the minister of the Ministry of Trade, Industry and Energy; and the Public Agencies Operating Committee conducts performance evaluation of such subsidiaries.

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

In addition, the Government has imposed a number of regulations that further affect the respective operational boundaries between us and our generation subsidiaries, including as follows:

•

In August 2010, in furtherance of the Act on the Management of Public Institutions, the Ministry of Economy and Finance announced the Proposal for the Improvement in the Structure of the Electric Power Industry, which was designed to promote responsible management by and improve operational efficiency of government-affiliated electricity companies by fostering competition among them. Key initiatives of the proposal included the following: (i) maintain the current structure of having six generation subsidiaries and designate the six generation subsidiaries as market-oriented public enterprises under the Act on the Management of Public Institutions in order to foster competition among the generation subsidiaries and promote efficiency in their operations, and (ii) clarify the scope of the business of us and the six generation subsidiaries (namely, that we shall manage the financial structure and governance of the six generation subsidiaries and nuclear power plant and overseas resources development projects, while the six generation subsidiaries will have greater autonomy with respect to construction and management of generation units and procurement of fuel, among others).

•

In January 2011, the Ministry of Economy and Finance created a “joint cooperation unit” consisting of officers and employees selected from the five thermal power generation subsidiaries in order to reduce inefficiencies in areas such as fuel transportation, inventories, materials and equipment and construction, etc. and allow the thermal power generation subsidiaries to continue utilizing the benefits of economy of scale after split off of our generation business units into separate subsidiaries. The purpose of the joint cooperation unit was to give greater autonomy to the generation subsidiaries with regard to power plant construction and management and fuel procurements, and thereby enhance efficiency in operating power plants. The main functions of the joint cooperation unit are as follows: (i) maintain inventories of bituminous coal through volume exchanges and joint purchases, (ii) reduce shipping and demurrage expenses through joint operation and distribution of dedicated vessels, (iii) reduce costs by sharing information on generation material inventories and (iv) sharing human resources among the five thermal power generation subsidiaries for construction projects, among other things.

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

First, as the sole shareholder, we continue to have the right, under the Act on the Management of Public Institutions, to approve or disapprove the appointment of key members of the governing body of our generation subsidiaries (namely, the president and the standing directors) by way of a vote at the general shareholders meeting before such appointments are ultimately approved and made by the President of the Republic (in the case of the presidents and standing directors concurrently serving as audit committee members of the generation subsidiaries) or by the president of each generation subsidiary (in the case of other standing directors of such generation subsidiary). Our right to exercise such voting right as a shareholder is also protected by the Commercial Code of Korea.

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

Ultimately, our control over our generation subsidiaries is derived from the fact that the Government owns the majority of our shares and effectively controls us as the supervisor and regulator in a heavily regulated industry, and in effect also exercises the same degree of control over our generation subsidiaries through our sole share ownership over our generation subsidiaries as well as its statutory power of direct appointment of the governing bodies of our generation subsidiaries. In effect, we are acting as an intermediate holding company in a vertical control structure involving the Government, us and our generation subsidiaries, where the Government holds the ultimate control over both us and our generation subsidiaries and exercises its control over our generation subsidiaries in part through us acting as the sole shareholder and the parent company.

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

Majority of Independent Directors on the Board

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a board, the majority of which is comprised of independent directors satisfying the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with us). The NYSE rules include detailed tests for determining director independence. As a foreign private issuer, we are exempt from this requirement. Under the Act on the Management of Public Institutions, more than one-half of our directors must be non-standing directors. For a discussion on qualifications of non-standing directors, see Item 6.A. “Directors and Senior Management—Board of Directors.” Under the Act on the Management of Public Institutions, a non-standing director is appointed by the Ministry of Economy and Finance following the review and resolution of the Public Agencies Operating Committee from a pool of candidates recommended by the director nomination committee, and must have ample knowledge and experience in business management. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors.

Executive Session

Under the NYSE listing rules, non-management directors of U.S. companies listed on the NYSE are required to meet on a regular basis without management present and independent directors must meet separately at least once per year. While no such requirement currently exists under applicable Korean law, listing standards or our Articles of Incorporation, executive sessions were held from time to time in 2018 in order to promote the exchange of diverse opinions by non-standing directors.

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

(b) Exhibits filed as part of this Annual Report

See Index of Exhibits beginning on page E-1 of this annual report.

INDEX OF EXHIBITS

1.1	Articles of Incorporation, as last amended on November 11, 2016 (in English)*

2.1	Form of Deposit Agreement**

8.1	List of Subsidiaries

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1	The Korea Electric Power Corporation Act, as amended on March 21, 2017 (in English)

15.2	Enforcement Decree of the Korea Electric Power Corporation Act, as amended on August 31, 2016 (in English)*

15.3	The Act on the Management of Public Institutions, as amended on October 31, 2017 (in English)

15.4	Enforcement Decree of the Act on the Management of Public Institutions, as amended on September 28, 2018 (in English)

101.1	Interactive Data Files (XBRL-Related Documents)

*	Incorporated by reference to the Registrant’s annual report on Form 20-F (No. 001-13372) previously filed on April 28, 2017.
**	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 333-196703.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KOREA ELECTRIC POWER CORPORATION
By:	/s/ JongKap KIM
Name:	JongKap KIM
Title:	President and Chief Executive Officer
Date:	April 30, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC

ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Korea Electric Power Corporation and subsidiaries (the “Company”) as of December 31, 2017 and 2018, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 30, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

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

April 30, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Korea Electric Power Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2017 and 2018, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated April 30, 2019 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

April 30, 2019

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2017 and 2018

	Note		2017	2018
			In millions of won
Assets
Current assets
Cash and cash equivalents	5,6,7,48	￦	2,369,739	1,358,345
Current financial assets, net	5,9,12,13,14,15,48		1,958,357	2,359,895
Trade and other receivables, net	5,8,17,23,48,49,50		7,928,972	7,793,592
Inventories, net	16		6,002,086	7,188,253
Income tax refund receivables	44		100,590	143,214
Current non-financial assets	18		753,992	878,888
Assets held-for-sale	45		27,971	22,881

Total current assets			19,141,707	19,745,068

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,14,15,48		2,038,913	2,113,613
Non-current trade and other receivables, net	5,8,17,48,49,50		1,754,797	1,819,845
Property, plant and equipment, net	21,30,52		150,882,414	152,743,194
Investment properties, net	22,30		284,714	159,559
Goodwill	19		2,582	2,582
Intangible assets other than goodwill, net	24,30,49		1,187,121	1,225,942
Investments in associates	4,20		3,837,421	4,064,820
Investments in joint ventures	4,20		1,493,275	1,813,525
Deferred tax assets	44		919,153	1,233,761
Non-current non-financial assets	18		246,818	327,152

Total non-current assets			162,647,208	165,503,993

Total Assets	4	￦	181,788,915	185,249,061

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2017 and 2018

	Note		2017	2018
			In millions of won
Liabilities
Current liabilities
Trade and other payables, net	5,25,27,48,50	￦	5,999,521	6,405,395
Current financial liabilities, net	5,14,26,48,50		9,194,552	7,981,879
Income tax payables	44		508,402	285,420
Current non-financial liabilities	23,31,32		5,584,308	5,574,041
Current provisions	29,48		2,137,498	1,594,798

Total current liabilities			23,424,281	21,841,533

Non-current liabilities
Non-current trade and other payables, net	5,25,27,48,50		3,223,480	2,941,696
Non-current financial liabilities, net	5,14,26,48,50		45,980,899	53,364,911
Non-current non-financial liabilities	31,32		8,072,434	8,160,033
Employee benefits liabilities, net	28,48		1,483,069	1,645,069
Deferred tax liabilities	44		10,415,397	9,617,309
Non-current provisions	29,48		16,224,714	16,585,748

Total non-current liabilities			85,399,993	92,314,766

Total Liabilities	4	￦	108,824,274	114,156,299

Equity
Contributed capital	1,33,48
Share capital		￦	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578
Retained earnings	34
Legal reserves			1,604,910	1,604,910
Voluntary reserves			34,833,844	35,906,267
Unappropriated retained earnings			16,931,804	14,007,942

			53,370,558	51,519,119

Other components of equity	37
Other capital surplus			1,233,793	1,234,825
Accumulated other comprehensive loss			(271,457)	(358,570)
Other equity			13,294,973	13,294,973

			14,257,309	14,171,228

Equity attributable to owners of the controlling company			71,681,445	69,743,925
Non-controlling interests	19, 36		1,283,196	1,348,837

Total Equity		￦	72,964,641	71,092,762

Total Liabilities and Equity		￦	181,788,915	185,249,061

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2016, 2017 and 2018

	Note		2016	2017	2018
			In millions of won, except per share information
Sales	4,38,48,50
Sales of goods		￦	55,379,487	55,772,548	57,897,804
Sales of construction services	23		4,026,857	3,212,184	1,742,391
Sales of services			356,743	351,157	392,867

			59,763,087	59,335,889	60,033,062

Cost of sales	16,28,46,50
Cost of sales of goods			(41,237,372)	(48,454,036)	(55,976,628)
Cost of sales of construction services			(3,755,144)	(3,047,396)	(1,638,869)
Cost of sales of services			(557,037)	(597,423)	(592,224)

			(45,549,553)	(52,098,855)	(58,207,721)

Gross profit			14,213,534	7,237,034	1,825,341
Selling and administrative expenses	28,39,46,50		(2,639,232)	(2,762,855)	(2,627,890)
Other income	40		840,184	869,118	969,894
Other expenses	40		(188,624)	(180,055)	(231,330)
Other gains (losses), net	41		70,498	156,627	(621,124)

Operating profit (loss)	4		12,296,360	5,319,869	(685,109)
Finance income	5,14,42		791,543	1,530,618	796,870
Finance expenses	5,14,43		(2,437,087)	(3,127,952)	(2,470,743)
Profit (loss) related to associates, joint ventures and subsidiaries	4,20
Share in profit of associates and joint ventures			224,435	241,537	473,269
Gain on disposal of investments in associates and joint ventures			52	609	5,079
Gain on disposal of investments in subsidiaries			—	—	73
Share in loss of associates and joint ventures			(243,361)	(323,225)	(110,168)
Loss on disposal of investments in associates and joint ventures			(2,935)	—	(2,183)
Impairment loss on investments in associates and joint ventures	20		(115,539)	(27,238)	(7,907)

			(137,348)	(108,317)	358,163

Profit (loss) before income tax			10,513,468	3,614,218	(2,000,819)
Income tax benefit (expense)	44		(3,365,141)	(2,172,824)	826,321

Profit (loss) for the period		￦	7,148,327	1,441,394	(1,174,498)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss), Continued

For the years ended December 31, 2016, 2017 and 2018

	Note		2016	2017	2018
			In millions of won, except per share information
Other comprehensive income (loss)	5,14,28,34,37
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax	28,34	￦	(75,926)	170,337	(108,169)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	34		(2,515)	10,067	(1,153)
Net change in fair value of equity Investments at fair value through other comprehensive loss	37		—	—	(34,185)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax	37		61,279	(7,098)	—
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,14,37		28,414	20,868	211
Foreign currency translation of foreign operations, net of tax	37		41,360	(134,196)	(20,717)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	37		(54,914)	(154,694)	57,088

Other comprehensive loss, net of tax			(2,302)	(94,716)	(106,925)

Total comprehensive income (loss) for the period		￦	7,146,025	1,346,678	(1,281,423)

Profit or loss attributable to:
Owners of the controlling company	47	￦	7,048,581	1,298,720	(1,314,567)
Non-controlling interests			99,746	142,674	140,069

		￦	7,148,327	1,441,394	(1,174,498)

Total comprehensive income (loss) attributable to:
Owners of the controlling company		￦	7,041,557	1,230,194	(1,426,477)
Non-controlling interests			104,468	116,484	145,054

		￦	7,146,025	1,346,678	(1,281,423)

Earnings (loss) per share (in won)	47
Basic and diluted earnings (loss) per share		￦	10,980	2,023	(2,048)

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016, 2017 and 2018

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

For the years ended December 31, 2016, 2017 and 2018

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

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2016, 2017 and 2018

		Equity attributable to owners of the controlling company				Non- controlling Interests	Total equity
		Contributed capital	Retained earnings	Other components of equity	Subtotal
		In millions of won
Balance at January 1, 2018	￦	4,053,578	53,370,558	14,257,309	71,681,445	1,283,196	72,964,641
Effect of change in accounting policy		—	71,928	(76,851)	(4,923)	—	(4,923)

Restated balance at January 1, 2018		4,053,578	53,442,486	14,180,458	71,676,522	1,283,196	72,959,718
Total comprehensive income (loss) for the period
Profit (loss) for the period		—	(1,314,567)	—	(1,314,567)	140,069	(1,174,498)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(100,495)	—	(100,495)	(7,674)	(108,169)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	(1,153)	—	(1,153)	—	(1,153)
Net change in fair value of equity investments at fair value through other comprehensive income		—	—	(34,125)	(34,125)	(60)	(34,185)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(1,140)	(1,140)	1,351	211
Foreign currency translation of foreign operations, net of tax		—	—	(32,086)	(32,086)	11,369	(20,717)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	57,089	57,089	(1)	57,088
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(507,152)	—	(507,152)	(92,741)	(599,893)
Issuance of shares of capital by subsidiaries and others		—	—	1,032	1,032	17,183	18,215
Changes in consolidation scope		—	—	—	—	9,530	9,530
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)

Balance at December 31, 2018	￦	4,053,578	51,519,119	14,171,228	69,743,925	1,348,837	71,092,762

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2016, 2017 and 2018

		2016	2017	2018
		In millions of won
Cash flows from operating activities
Profit (loss) for the period	￦	7,148,327	1,441,394	(1,174,498)
Adjustments for:
Income tax expense (benefit)		3,365,141	2,172,824	(826,321)
Depreciation		8,881,273	9,660,039	9,905,856
Amortization		79,715	113,672	118,938
Employee benefit expense		373,753	391,360	360,575
Bad debt expense		37,815	126,326	57,468
Interest expense		1,752,868	1,789,552	1,868,458
Loss on sale of financial assets		9	2,343	1
Loss on disposal of property, plant and equipment		4,996	70,514	60,704
Loss on abandonment of property, plant, and equipment		426,519	424,091	481,176
Impairment loss on property, plant and equipment		—	51,067	710,162
Impairment loss on intangible assets		3,945	20	8,112
Loss on disposal of intangible assets		158	183	43
Increase to provisions		1,782,732	1,690,120	1,056,994
Loss (gain) on foreign currency translation, net		253,468	(902,878)	243,378
Gain on valuation of financial assets at fair value through profit or loss		—	—	(8,495)
Loss on valuation of financial assets at fair value through profit or loss		—	—	6,616
Valuation and transaction loss (gain) on derivative instruments, net		(231,630)	1,043,628	(300,500)
Share in loss (income) of associates and joint ventures, net		18,926	81,688	(363,101)
Gain on disposal of financial assets		(1,482)	(1,130)	(1,838)
Gain on disposal of property, plant and equipment		(74,035)	(48,316)	(98,077)
Gain on disposal of intangible assets		—	(564)	(12)
Gain on disposal of investments in associates and joint ventures		(52)	(609)	(5,079)
Loss on disposal of investments in associates and joint ventures		2,935	—	2,183
Impairment loss on investments in associates and joint ventures		115,539	27,238	7,907
Gain on disposal of investments in subsidiaries		—	—	(72)
Interest income		(241,778)	(206,143)	(223,767)
Dividend income		(9,446)	(11,477)	(12,777)
Impairment loss on available-for-sale financial assets		86,703	2,713	—
Others, net		66,260	16,679	81,317

		16,694,332	16,492,940	13,129,849

Changes in:
Trade receivables		200,529	(218,328)	246,755
Non-trade receivables		(68,322)	(31,807)	154,580
Accrued income		69,151	577,838	(484,718)
Other receivables		10,093	(1,271)	(61,961)
Other current assets		(259,492)	37,576	(148,509)
Inventories		(1,439,545)	(1,373,438)	(1,771,550)
Other non-current assets		(2,792)	(46,079)	(54,148)
Trade payables		141,994	342,126	478,744
Non-trade payables		(8,379)	(214,704)	(292,912)
Accrued expenses		(153,172)	(715,305)	(361,204)
Other payables		—	292	—
Other current liabilities		284,417	(126,323)	250,112
Other non-current liabilities		809,699	763,958	287,488
Investments in associates and joint ventures (dividends received)		75,407	106,983	175,175
Provisions		(1,527,129)	(1,390,606)	(1,132,969)
Payments of employee benefit obligations		(53,477)	(69,489)	(89,253)
Plan assets		(312,125)	(325,080)	(330,064)

	￦	(2,233,143)	(2,683,657)	(3,134,434)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2016, 2017 and 2018

		2016	2017	2018
		In millions of won
Cash generated from operating activities	￦	21,609,516	15,250,677	8,820,917
Dividends received (financial assets at fair value through other comprehensive income)		10,294	10,590	11,182
Interest paid		(2,041,379)	(1,886,303)	(1,895,898)
Interest received		240,878	173,226	194,221
Income taxes paid		(3,298,757)	(2,298,296)	(450,290)

Net cash from operating activities		16,520,552	11,249,894	6,680,132

Cash flows from investing activities
Proceeds from disposals of associates and joint ventures		46,644	10,542	1,617
Acquisition of associates and joint ventures		(113,222)	(206,753)	(319,425)
Proceeds from disposals of property, plant and equipment		207,960	85,801	234,138
Acquisition of property, plant and equipment		(12,028,789)	(12,535,958)	(12,266,870)
Proceeds from disposals of intangible assets		430	1,072	13
Acquisition of intangible assets		(124,422)	(143,887)	(110,587)
Proceeds from disposals of financial assets		10,876,017	5,296,680	2,419,259
Acquisition of financial assets		(8,130,621)	(4,786,717)	(2,841,651)
Increase in loans		(206,092)	(218,698)	(188,675)
Collection of loans		117,561	120,967	100,010
Increase in deposits		(468,734)	(397,078)	(299,564)
Decrease in deposits		161,166	110,383	259,930
Proceeds from disposals of assets held-for-sale		—	—	18,716
Receipt of government grants		32,878	55,533	30,416
Net cash inflow from changes in consolidation scope		3,754	—	2,141
Other cash inflow (outflow) from investing activities, net		(20,400)	1,414	(53,769)

Net cash used in investing activities		(9,645,870)	(12,606,699)	(13,014,301)

Cash flows from financing activities
Proceeds from (repayment of) short-term borrowings, net		(49,604)	370,328	(183,660)
Proceeds from long-term borrowings and debt securities		2,302,060	10,098,067	14,251,586
Repayment of long-term borrowings and debt securities		(7,750,047)	(8,198,882)	(8,095,590)
Payment of finance lease liabilities		(118,215)	(122,919)	(134,454)
Settlement of derivative instruments, net		73,246	33,434	60,907
Change in non-controlling interest		10,538	23,582	20,113
Repayment of hybrid bond		—	(99,750)	—
Dividends paid (hybrid bond)		(16,455)	(15,856)	(17,658)
Dividends paid		(2,088,429)	(1,340,387)	(599,391)
Other cash outflow from financing activities, net		(570)	(2,023)	(175)

Net cash from (used in) financing activities		(7,637,476)	745,594	5,301,678

Net decrease in cash and cash equivalents before effect of exchange rate fluctuations		(762,794)	(611,211)	(1,032,491)
Effect of exchange rate fluctuations on cash held		31,082	(70,403)	21,097

Net decrease in cash and cash equivalents		(731,712)	(681,614)	(1,011,394)
Cash and cash equivalents at January 1		3,783,065	3,051,353	2,369,739

Cash and cash equivalents at December 31	￦	3,051,353	2,369,739	1,358,345

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018

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

As of December 31, 2018, KEPCO’s share capital amounts to ￦3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Foreign investors	173,769,250	27.07%
Other	140,117,769	21.83%

	641,964,077	100.00%

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

The consolidated financial statements of Korea Electric Power Corporation and subsidiaries (the “Company”) were authorized for issuance by the Board of Directors on February 22, 2019.

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

These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income

•	derivative financial instruments are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

(3)	Functional and presentation currency

These consolidated financial statements are presented in Korean won (“Won”), which is KEPCO’s functional and presentation currency.

(4)	Use of estimates and judgments

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

The followings are the key assumptions and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Unbilled revenue

Energy delivered but not metered nor billed is estimated at the reporting date based on consumption statistics and selling price estimates. Determination of the unbilled revenues at the end of the reporting period is sensitive to the estimated consumptions and prices based on statistics. Unbilled revenue recognized as of December 31, 2017 and 2018 are ￦1,672,385 million and ￦1,671,117 million, respectively.

(ii)	Early shutdown of Wolsong unit 1 nuclear power plant and changes in new nuclear power plants construction

The 30-year designed life of Wolsong unit 1 nuclear power plant of the Company had expired on November 20, 2012. On February 27, 2015, however, approval from the Nuclear Safety and Security Commission (NSSC) was received to continue its operation until November 20, 2022.

According to the Eighth Basic Plan for Electricity Supply and Demand announced by the Ministry of Trade, Industry and Energy in 2017, Wolsong unit 1 nuclear power plant was expected to go through a comprehensive evaluation for the feasibility of continuous operation including economic efficiency and acceptability of household and community in 2018 in order to decide whether to shut down early. On June 15, 2018, the board of directors of Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”), a subsidiary of KEPCO, has decided to shut down the Wolsong unit 1 on the grounds that its deficit was increasing and its economic efficiency was low due to the unoptimistic utilization rate. In addition, KHNP has also decided to discontinue the construction of Cheonji unit 1 and 2 and Daejin unit 1 and 2 pursuant to the government policy. For this reason, the Company recognized impairment loss and other expenses as described in note 21, note 40 and note 53.

Among the new nuclear power plants under construction, Shin-Hanul unit 3 and 4, for which approval for power generation business was previously obtained, are not included in the decision to suspend construction of the board of directors of KHNP. However, considering the decision to shut down Wolsong unit 1 and suspended construction of Cheonji unit 1 and 2 and Daejin unit 1 and 2, it is highly likely that the construction of Shin-Hanul unit 3 and 4 will be suspended according to the government’s policy. For this reason, the Company recognized impairment loss as described in note 21 and note 53, as the Company believes that there was a significant change in its operating environment during the year ended December 31, 2018.

The Korean government plans to refund to the Company for reasonable expenditures incurred in relation to the phase-out of nuclear power plants in accordance with the energy transformation policy established by Korean government. In doing so, after discussions with relevant government agencies and upon approval by the Congress, the Korean government is considering to use available resource including utilizing relevant fund to make the refund. Also, Korean government has stated that it plans to establish relevant legal basis of providing refund including utilizing available resource, if necessary.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 20 – Investments in Associates and Joint Ventures

•	Note 21 – Property, Plant and Equipment

•	Note 23 – Construction Services Contracts

•	Note 48 – Risk Management

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 28 – Employment Benefits

•	Note 44 – Income Taxes

(5)	Changes in accounting policies

The Company has initially applied IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Contracts with Customers’ from January 1, 2018.

Due to the transition methods chosen by the Company in applying these standards, comparative information throughout these financial statements has not been restated to reflect the requirements of the new standards.

(i)	IFRS 9 ‘Financial Instruments’

IFRS 9 sets out requirements for recognizing and measuring financial assets, financial liabilities and certain contracts to buy or sell non-financial items. This standard replaces existing guidance in IAS 39 ‘Financial Instruments: Recognition and Measurement’.

The Company has taken an exemption not to restate comparative information for prior periods upon adoption of IFRS 9. Accordingly, the information presented for 2017 and 2016 has not been restated and differences in the carrying amounts of financial instruments resulting from the adoption of IFRS 9 are recognized in retained earnings and other components in equity at January 1, 2018.

①	Classification and measurement of financial assets and financial liabilities

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, FVOCI and FVTPL. The classification of financial assets under IFRS 9 is generally based on the business model in which a financial assets is managed and its contractual cash flow characteristics. Under IFRS 9, derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification.

The adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to financial liabilities and derivative financial instruments (for derivatives that are used as hedging instruments).

The following table reconciles the carrying amounts of financial assets under IAS 39 to the carrying amounts under IFRS 9 on transition to IFRS 9 on January 1, 2018.

Original classification under IAS 39	New classification under IFRS 9		Original carrying amount under IAS 39	New carrying amount under IFRS 9
			In millions of won
Financial assets at FVTPL	FVTPL	￦	111,512	111,512
Loans and receivables	Amortized cost		15,203,663	14,405,570
Loans and receivables	FVTPL		—	791,324
Available-for-sale financial assets	FVOCI		699,833	471,903
Available-for-sale financial assets	FVTPL		—	227,930
Held-to-maturity investments	Amortized cost		3,144	3,144

Total financial assets (excluding derivative instruments)		￦	16,018,152	16,011,383

②	Impairment of financial assets

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with an ‘expected credit loss’ (ECL) model. The new impairment model applies to financial assets measured at amortized cost and debt investments at FVOCI, but not to investments in equity instruments.

The Company has used an exemption not to restate comparative information for prior periods with respect to classification and measurement (including impairment) requirements. Differences in the carrying amounts of financial assets resulting from the adoption of IFRS 9 are recognized in other components of equity and retained earnings as at January 1, 2018 as follows:

		Equity attributable to owners of the controlling company
Type		Retained earnings	Other components of equity	Non- controlling interests	Total equity
		In millions of won
Reclassification of cumulative gain or loss of available-for-sale financial assets	￦	76,851	(76,851)	—	—
Remeasurement of expected credit loss
—Trade and other receivables		(6,769)	—	—	(6,769)
—Income tax effect		1,846	—	—	1,846

Total	￦	71,928	(76,851)	—	(4,923)

The detailed accounting policies under IFRS 9 are described in note 3.(21).

(ii)	IFRS 15 ‘Revenue from Contracts with Customers’

IFRS 15 ‘Revenue from Contracts with Customers’ replaced IAS 18 ‘Revenue’, IAS 11 ‘Construction Contracts’, SIC-31 ‘Revenue-Barter Transactions Involving Advertising Services’, IFRIC 13 ‘Customer Loyalty Programs’, IFRIC 15 ‘Agreements for the Construction of Real Estate’ and IFRIC 18 ‘Transfers of Assets from Customers’.

Under IFRS 15, revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control at a point in time or over time requires judgment.

The Company has retrospectively applied this standard and recognized the cumulative effect of the adoption of IFRS 15 at the date of initial application (January 1, 2018) and has retrospectively applied IFRS 15 to only those contracts that were not completed as of the date of initial application (January 1, 2018). Accordingly, the Company has not restated the comparative periods.

IFRS 15 did not have a significant impact on the Company’s consolidated financial statements at the date of initial application (January 1, 2018). For additional information about the Company’s accounting policies relating to revenue recognition, see note 3.(7).

(iii)	IFRIC 22 ‘Foreign Currency Transactions and Advance Consideration’

The Company has adopted IFRIC 22 ‘Foreign Currency Transactions and Advance Consideration’ since January 1, 2018. IFRIC 22 ‘Foreign Currency Transactions and Advance Consideration’ clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. Upon adoption of the interpretation, there is no significant impact on the Company’s consolidated financial statements.

(iv)	Amendments to IAS 40 ‘Investment Property’

The Company has adopted amendments to IAS 40 ‘Investment Property’ since January 1, 2018. Amendments to IAS 40 ‘Investment Property’ clarify when an entity should transfer a property asset to, or from, investment property. Upon adoption of the amendments, there is no significant impact on the Company’s consolidated financial statements.

(6)	Standards issued but not yet effective

A number of new standards are effective for annual periods beginning after January 1, 2018 and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing these consolidated financial statements.

(i)	IFRS 16 ‘Leases’

①	General information

IFRS 16 replaces existing leases guidance, including IAS 17 ‘Leases’, IFRIC 4 ‘Determining whether an Arrangement contains a Lease’, SIC-15 ‘Operating Leases—Incentives’ and SIC-27 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’.

The Company plans to apply IFRS 16 retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application on January 1, 2019. Therefore, the cumulative effect of adopting IFRS 16 will be recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at January 1, 2019, with no restatement of comparative information.

For a contract that is, or contains, a lease, and the Company shall account for each lease component within the contract as a lease separately from non-lease components of the contract. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are recognition exemptions for short-term leases and leases of low-value items. In addition, as a practical expedient, a lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

Lessor accounting remains similar to the existing guidance IAS 17 ‘Leases’—i.e. lessors continue to classify leases as finance or operating leases.

②	Identifying a lease

The Company assesses whether the contract is, or contains, a lease at inception of a contract and also shall identify whether the contract is, or contains, a lease at the date of initial application.

The definition of this new standard is mainly related to the control model. This standard classifies a lease contract and a service contract based on whether the identified asset is controlled by the customer. If the customer has all of the following rights, right-of-use is transferred to the customer.

•	Right to obtain substantially all of the economic benefits from use of the identified asset

•	Right to direct the use of the identified asset

The Company is still evaluating whether certain agreements related to the use of vessels, real estate and facilities contain leases that shall be accounted for in accordance with IFRS 16 as of the authorization date for issuance of these consolidated financial statements.

③	Lessee accounting

The adoption of IFRS 16 will change the accounting of operating leases, which was previously not included in the consolidated statements of financial position under IAS 17, and at the date of initial application of IFRS 16, the Company shall account for all leases, except for short-term leases and leases of low-value items, as follows:

•	recognizes the present value of the lease payments that are not paid at the date of initial recognition in the consolidated statements of financial position as right-of-use asset and lease liabilities

•	recognizes the depreciation charge for right-of-use asset and interest expense on the lease liability in the consolidated statements of comprehensive income

•	classifies cash payments for the principal portion (financial activities) and for the interest portion (operating activities) in the consolidated statements of cash flows

④	Lessor accounting

Under IFRS 16, a lessor continues to classify each of its leases as either a finance leases or an operating leases. However, under IFRS 16, a lessor shall disclose additional information such as the nature of the lessor’s leasing activities and how the lessor manages the risk associated with any rights it retains in underlying assets.

The Company has been analyzing the impact of the adoption of IFRS 16 on its consolidated financial statements. However, it is practically difficult to provide reasonable estimates of the impact until the Company has completed such analysis.

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its consolidated financial statements are included below. Except as described in note 2.(5), the Company applied the following significant accounting policies consistently for all periods presented.

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

When the Company loses control of a subsidiary, the income or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Company had directly disposed of the relevant assets (i.e. reclassified to income or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under IFRS 9 ‘Financial Instruments’ or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

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

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with IFRS 9 ‘Financial Instruments’, or with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ as appropriate, with the corresponding gain or loss being recognized in income or loss.

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

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 ‘Non-current Assets Held for Sale’, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place. After the disposal takes place, the Company shall account for any retained interest in associates in accordance with IFRS 9 ‘Financial Instruments’ unless the retained interest continues to be an associates, in which case the entity uses the equity method.

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

Upon disposal of an associate that results in the Company losing significant influence over that associate, any retained investment is measured at fair value at that date and the fair value is regarded as its fair value on initial recognition as a financial asset in accordance with IFRS 9. The difference between the previous carrying amount of the associate attributable to the retained interest and its fair value is included in the determination of the gain or loss on disposal of the associate.

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

The requirements of IAS 28 ‘Investments in Associates and Joint Ventures’ are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 ‘Impairment of Assets’ as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

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

(7)	Revenue from Contracts with Customers

The Company recognizes revenue by applying the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation). The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, excluding amounts collected on behalf of third parties. Also, the Company recognizes revenue when the Company satisfies a performance obligation by transferring a promised good or service to a customer.

(i)	Identify the performance obligations in the contract

The Company is engaged in the generation, transmission and distribution of electricity and development of electric power resources, and electricity sales revenue accounts for 93.8% of consolidated revenue for the year ended December 31, 2018.

Under IFRS 15, supplying electricity is a series of distinct goods or services identified as a single performance obligation. The Company is also engaged in contracts with customers for transmission and distribution, provision of power generation byproducts, EPC business, O&M, etc. that are identified as separate performance obligations for each contract.

(ii)	Variable consideration

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

(iii)	Performance obligations satisfied over time

The Company satisfies its performance obligations for contracts such as EPC business, O&M, etc. over time. The Company recognizes revenue based on the percentage-of-completion on a reasonable basis.

The Company recognizes revenue over time if one of the following criteria is met:

(a)	the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the entity performs;

(b)	the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

(c)	the Company’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

(8)	Leases

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

(9)	Foreign currencies

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

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer to note 3.(23) Derivative financial instruments, including hedge accounting); and

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

(10)	Borrowing costs

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

(11)	Government grants and income related to transfer of assets from customers

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

The Company recovers a substantial amount of the cost related to its electric power distribution facilities from customers through the transfer of assets, while the remaining portion is recovered through electricity sales from such customers in the future. As such, the Company believes there exists a continued service obligation to the customers when the Company receives an item of property, equipment, or cash for constructing or acquiring an item of property or equipment, in exchange for supplying electricity to customers. The Company defers the amounts received, which are subsequently recognized as other income on a straight-line basis over the estimated service period which does not exceed the transferred asset’s useful life.

(12)	Employee benefits

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

(13)	Income taxes

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

Current tax assets and liabilities are offset only if, the Company:

(a) has a legally enforceable right to set off the recognized amounts; and

(b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

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

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. For loaded nuclear fuel related to long-term raw materials and spent nuclear fuels related to asset retirement costs, the Company uses the unit-of-production method to measure and recognize depreciation expenses.

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

Depreciation methods, residual values and useful lives of property, plant and equipment are reviewed at the end of each reporting period and if change is deemed appropriate, it is treated as a change in accounting estimate. As a result of such annual review, useful lives of certain structures and machinery were changed during the year ended December 31, 2018. Depreciation expenses decreased by ￦25,985 million for the year ended December 31, 2018. Depreciation expenses are expected to decrease by ￦157,333 million and ￦170,471 million for the years ending December 31, 2019 and 2020, respectively, and to increase by ￦353,789 million for the years after December 31, 2020.

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

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

The estimated useful lives and amortization methods of the Company’s intangible assets are as follows:

	Useful lives (years)	Amortization methods
Usage rights for donated assets	10 ~ 20	Straight line
Software	4, 5	Straight line
Industrial rights	5 ~ 10	Straight line
Development expenses	5	Straight line
Leasehold rights	10	Straight line
Mining right	—	Unit of production
Others	3 ~ 50 or Indefinite	Straight line

(iii)	Intangible assets acquired in a business combination

Intangible assets that are acquired in a business combination are recognized separately from goodwill are initially recognized at their fair value at the acquisition date.

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

(17)	Greenhouse gas emissions rights (allowances) and obligations

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

(18)	Impairment of non-financial assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication that those assets may have been impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

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

(21)	Financial instruments

The Company recognizes financial assets and financial liabilities in the statement of financial position when the Company becomes a party to the contractual provisions of the instrument. Upon initial recognition, financial assets and financial liabilities are measured at their fair value plus, in the case of a financial asset or financial liabilities not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i)	Classification and measurement of financial assets

The Company classifies financial assets into three principal categories; measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL) based on the business model in which assets are managed and their cash flow characteristics. The company assesses the hybrid financial instrument in which derivatives embedded as whole for classification.

Cash flow characteristics
Business model	Solely payments of principal and interest (SPPI)	Other than SPPI
To collect contractual cash flows	Amortized cost	FVTPL(*2)
Both collecting contractual cash flows and selling financial assets	FVOCI(*1)
To sell financial assets	FVTPL

(*1)	To eliminate or reduce an accounting mismatch, the Company may elect to recognize the amount of change in fair value in profit or loss.

(*2)	On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI.

① A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL: 1) it is held within a business model whose objective is to hold assets to collect contractual cash flows; and 2) its contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

② A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL: 1) it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and 2) its contractual terms of the financial asset give rise on specified dates to cash flow that are solely payments of principal and interest on the principal amount outstanding.

③ All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. On initial recognition of equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in fair value in OCI, and will not reclassify (recycle) those items in OCI to profit or loss subsequently.

(ii)	Classification and measurement of financial liabilities

Financial liabilities are classified as FVTPL or other financial liabilities.

① A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss.

② A non-derivative financial liability that is not classified as at FVTPL is classified as other financial liabilities. Other financial liabilities are measured initially at its fair value minus transaction costs that are directly attributable to the acquisition or issue. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

(iii)	Impairment: Financial assets and contract assets

The Company applies a forward-looking ‘expected credit loss’ (ECL) model for debt instruments, lease receivables, contractual assets, loan commitments and financial guarantee contracts.

The Company recognizes loss allowances measured on either of the 12-month or lifetime ECL based on the extent of increase in credit risk since inception as shown in the below table.

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

Under IFRS 9, the Company always measures the loss allowance at an amount equal to lifetime expected credit losses for trade receivables or contract assets that result from transactions that are within the scope of IFRS 15 and that do not contain a significant financing component in accordance with IFRS 15 and if the trade receivables or contract assets include a significant financing component, the Company may choose as its accounting policy to measure the loss allowance at an amount equal to lifetime expected credit losses.

The Company has chosen to measure the loss allowance at an amount equal to lifetime expected credit losses for the trade receivables, contract assets and lease receivables that contain a significant financing component.

(iv)	Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. The Company enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

The Company derecognizes a financial liability when it contractual obligations are discharged or cancelled, or expire. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

(22)	Service Concession Arrangements

The Company recognizes revenues from construction services and operating services related to service concession arrangements in accordance with IFRS 15 ’ Revenue from Contracts with Customers’.

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

(2)	Financial information of the segments for the years ended December 31, 2016, 2017 and 2018, respectively, are as follows:

		2016
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates and joint ventures	Employee benefit expense	Loss on abandonment of property, plant, and equipment	Increase in provisions, net		Operating profit (loss)
		In millions of won
Transmission and distribution	￦	59,862,284	1,890,489	57,971,795	3,226,700	80,882	844,200	(128,402)	162,326	424,356	711,430		5,274,308
Electric power generation (Nuclear)		11,168,579	11,129,385	39,194	3,130,820	33,111	474,590	(1,082)	70,582	—	576,223		3,770,165
Electric power generation (Non-nuclear)		21,394,223	20,561,044	833,179	2,523,306	24,171	359,607	(8,342)	79,846	2,133	276,619		3,211,684
Plant maintenance & engineering service		2,618,388	2,190,207	428,181	98,843	10,672	2,156	478	86,268	—	221,301		210,680
Others		567,836	77,098	490,738	26,817	115,928	97,926	—	1,050	30	168		76,336
Consolidation adjustments		(35,848,223)	(35,848,223)	—	(45,498)	(22,986)	(25,611)	—	(26,319)	—	(3,009)		(246,813)

	￦	59,763,087	—	59,763,087	8,960,988	241,778	1,752,868	(137,348)	373,753	426,519	1,782,732		12,296,360

Finance income													791,543

Finance expense													(2,437,087)

Loss related to associates and joint ventures													(137,348)

Profit before income tax												￦	10,513,468

		2017
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates and joint ventures	Employee benefit expense	Loss on abandonment of property, plant, and equipment	Increase in provisions, net		Operating profit (loss)
		In millions of won
Transmission and distribution	￦	59,486,766	2,044,160	57,442,606	3,466,410	49,987	737,971	(105,166)	158,738	384,595	885,195		1,902,634
Electric power generation (Nuclear)		9,415,752	9,359,468	56,284	3,267,510	21,034	487,503	3,637	80,809	—	801,800		1,347,794
Electric power generation (Non-nuclear)		22,795,816	21,885,251	910,565	2,954,375	18,860	486,176	(6,718)	94,075	39,335	171,457		1,523,497
Plant maintenance & engineering service		2,621,440	2,211,716	409,724	109,001	10,801	2,967	(70)	87,344	161	219,382		265,593
Others		655,062	138,352	516,710	36,001	130,003	103,782	—	861	—	(967)		113,296
Consolidation adjustments		(35,638,947)	(35,638,947)	—	(59,586)	(24,542)	(28,847)	—	(30,467)	—	(386,747)		167,055

	￦	59,335,889	—	59,335,889	9,773,711	206,143	1,789,552	(108,317)	391,360	424,091	1,690,120		5,319,869

Finance income													1,530,618

Finance expense													(3,127,952)

Loss related to associates and joint ventures													(108,317)

Profit before income tax												￦	3,614,218

		2018
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit related to associates and joint ventures	Employee benefit expense	Loss on abandonment of property, plant, and equipment	Increase in provisions, net		Operating profit (loss)
		In millions of won
Transmission and distribution	￦	59,676,952	1,393,120	58,283,832	3,555,158	77,925	708,329	287,268	144,180	424,774	580,931		(1,814,363)
Electric power generation (Nuclear)		8,858,717	8,833,787	24,930	3,088,019	30,422	503,161	9,946	76,467	38,886	520,167		357,401
Electric power generation (Non-nuclear)		25,204,085	24,389,816	814,269	3,269,023	29,313	577,441	58,993	91,140	17,516	(227,234)		482,418
Plant maintenance & engineering service		2,526,126	2,170,959	355,167	114,030	12,505	4,126	1,956	77,526	—	174,785		314,755
Others		996,300	441,436	554,864	55,513	117,878	119,037	—	1,742	—	356		102,421
Consolidation adjustments		(37,229,118)	(37,229,118)	—	(56,949)	(44,276)	(43,636)	—	(30,480)	—	7,989		(127,741)

	￦	60,033,062	—	60,033,062	10,024,794	223,767	1,868,458	358,163	360,575	481,176	1,056,994		(685,109)

Finance income													796,870

Finance expense													(2,470,743)

Gain related to associates and joint ventures													358,163

Loss before income tax												￦	(2,000,819)

(3)	Information related to segment assets and segment liabilities as of and for the years ended December 31, 2017 and 2018 are as follows:

		2017
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
		In millions of won
Transmission and distribution	￦	106,540,154	3,366,309	6,606,512	50,757,798
Electric power generation (Nuclear)		55,011,096	11,843	2,083,967	29,252,816
Electric power generation (Non-nuclear)		47,938,084	1,904,224	3,250,524	26,337,295
Plant maintenance & engineering service		3,273,959	48,320	145,779	1,176,627
Others		7,798,400	—	569,447	3,013,743

Segment totals		220,561,693	5,330,696	12,656,229	110,538,279

Consolidation adjustments:
Elimination of inter-segment amounts		(39,517,829)	—	23,616	(5,239,156)
Equity method adjustment		754,314	—	—	—
Deferred taxes		2,215	—	—	5,339,450
Others		(11,478)	—	—	(1,814,299)

		(38,772,778)	—	23,616	(1,714,005)

Consolidated totals	￦	181,788,915	5,330,696	12,679,845	108,824,274

		2018
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
		In millions of won
Transmission and distribution	￦	107,486,379	3,671,897	6,323,504	53,404,610
Electric power generation (Nuclear)		55,792,704	43,038	2,187,077	30,484,104
Electric power generation (Non-nuclear)		49,296,392	2,114,203	3,435,222	27,558,156
Plant maintenance & engineering service		3,431,068	49,207	111,393	1,200,390
Others		7,816,885	—	382,978	3,165,286

Segment totals		223,823,428	5,878,345	12,440,174	115,812,546

Consolidation adjustments:
Elimination of inter-segment amounts		(41,026,970)	—	(62,717)	(5,055,737)
Equity method adjustment		964,234	—	—	—
Deferred taxes		2,131	—	—	(621)
Others		1,486,238	—	—	3,400,111

		(38,574,367)	—	(62,717)	(1,656,247)

Consolidated totals	￦	185,249,061	5,878,345	12,377,457	114,156,299

(4)	Geographic information

Electric sales, the main operations of the Company, are conducted in the Republic of Korea where the controlling company is located. The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

Geographical unit		Revenue from external customers			Non-current assets(*2)
		2016	2017	2018	2016	2017	2018
		In millions of won
Domestic	￦	55,310,011	55,652,807	57,799,991	148,297,677	153,436,810	157,037,428
Overseas(*1)		4,453,076	3,683,082	2,233,071	4,474,699	4,497,535	3,299,346

	￦	59,763,087	59,335,889	60,033,062	152,772,376	157,934,345	160,336,774

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	Amount excludes financial assets and deferred tax assets.

(5)	Information on significant customers

There is no individual customer comprising more than 10% of the Company’s revenue for the years ended December 31, 2016, 2017 and 2018.

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of December 31, 2017 and 2018 are as follows:

		2017
		Financial assets at fair value through profit or loss	Loans and receivables	Available-for-sale financial assets	Held-to-maturity investments	Derivative assets (applying hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	￦	—	2,369,739	—	—	—	2,369,739
Current financial assets
Held-to-maturity investments		—	—	—	5	—	5
Derivative assets		12,923	—	—	—	12	12,935
Other financial assets		—	1,945,417	—	—	—	1,945,417
Trade and other receivables		—	7,928,972	—	—	—	7,928,972

		12,923	12,244,128	—	5	12	12,257,068

Non-current assets
Non-current financial assets
Available-for-sale financial assets		—	—	699,833	—	—	699,833
Held-to-maturity investments		—	—	—	3,139	—	3,139
Derivative assets		9,097	—	—	—	10,594	19,691
Other financial assets		111,512	1,204,738	—	—	—	1,316,250
Trade and other receivables		—	1,754,797	—	—	—	1,754,797

		120,609	2,959,535	699,833	3,139	10,594	3,793,710

	￦	133,532	15,203,663	699,833	3,144	10,606	16,050,778

		2018
		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	￦	—	—	1,358,345	—	1,358,345
Current financial assets
Current financial assets at fair value through profit or loss		313,893	—	—	—	313,893
Current financial assets at amortized costs		—	—	11,956	—	11,956
Current derivative assets		13,936	—	—	28,171	42,107
Other financial assets		—	—	1,991,939	—	1,991,939
Trade and other receivables		—	—	7,793,592	—	7,793,592

		327,829	—	11,155,832	28,171	11,511,832

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		607,042	—	—	—	607,042
Non-current financial assets at fair value through other comprehensive income		—	399,495	—	—	399,495
Non-current financial assets at amortized costs		—	—	2,086	—	2,086
Non-current derivative assets		23,695	—	—	36,533	60,228
Other financial assets		—	—	1,044,762	—	1,044,762
Trade and other receivables		—	—	1,819,845	—	1,819,845

		630,737	399,495	2,866,693	36,533	3,933,458

	￦	958,566	399,495	14,022,525	64,704	15,445,290

(2)	Classification of financial liabilities as of December 31, 2017 and 2018 are as follows:

		2017
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	￦	—	1,165,985	—	1,165,985
Debt securities		—	7,957,300	—	7,957,300
Derivative liabilities		51,090	—	20,177	71,267
Trade and other payables		—	5,999,521	—	5,999,521

		51,090	15,122,806	20,177	15,194,073

Non-current liabilities
Borrowings		—	2,434,624	—	2,434,624
Debt securities		—	43,189,483	—	43,189,483
Derivative liabilities		99,839	—	256,953	356,792
Trade and other payables		—	3,223,480	—	3,223,480

		99,839	48,847,587	256,953	49,204,379

	￦	150,929	63,970,393	277,130	64,398,452

		2018
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	￦	—	1,172,624	—	1,172,624
Debt securities		—	6,788,824	—	6,788,824
Derivative liabilities		13,706	—	6,725	20,431
Trade and other payables		—	6,405,395	—	6,405,395

		13,706	14,366,843	6,725	14,387,274

Non-current liabilities
Borrowings		—	3,258,015	—	3,258,015
Debt securities		—	49,815,164	—	49,815,164
Derivative liabilities		85,304	—	206,428	291,732
Trade and other payables		—	2,941,696	—	2,941,696

		85,304	56,014,875	206,428	56,306,607

	￦	99,010	70,381,718	213,153	70,693,881

(3)	Classification of comprehensive income (loss) from financial instruments for the years ended December 31, 2016, 2017 and 2018 are as follows:

			2016	2017	2018
			In millions of won
Cash and cash equivalents	Interest income	￦	61,380	35,474	40,704
Financial assets at fair value through profit or loss	Interest income		—	—	21,713
	Gain on valuation of derivatives		—	—	34,117
	Gain on transaction of derivatives		—	—	39,114
	Gain on valuation of financial assets		—	—	1,879
	Gain on disposal of financial assets		—	—	1,837
Financial assets at fair value through profit or loss	Interest income		—	290	—
	Gain (loss) on valuation of derivatives		113,671	(214,100)	—
	Loss on transaction of derivatives		(8,039)	(37,266)	—
	Gain on valuation of financial assets		—	12	—
Financial assets at fair value through other comprehensive income	Dividends income		—	—	12,777
Available-for-sale financial assets	Dividends income		9,446	11,477	—
	Impairment loss on available-for-sale financial assets		(86,703)	(2,713)	—
	Gain (loss) on disposal of available-for-sale financial assets		1,473	(1,213)	—
Financial assets at amortized cost	Interest income		—	—	89
Held-to-maturity investments	Interest income		97	82	—
Loans and receivables	Interest income		25,106	30,014	21,925
Trade and other receivables	Interest income		102,237	102,727	90,390
Short-term financial instruments	Interest income		45,763	29,412	41,025
Long-term financial instruments	Interest income		7,195	8,144	7,920
Other financial assets	Interest income		—	—	1
Derivative assets (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		145,458	(41,129)	69,799
	Gain on valuation of derivatives (equity, before tax)(*)		50,047	2,453	8,600
	Gain (loss) on transaction of derivatives		(13,994)	(58,299)	34,152
Financial liabilities at fair value through profit or loss	Loss on valuation of derivatives		—	—	(4,650)
	Gain on transaction of derivatives		—	—	36,046
Financial liabilities at fair value through profit or loss	Gain (loss) on valuation of derivatives		23,225	(179,879)	—
	Gain (loss) on transaction of derivatives		17,045	(27,175)	—
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		(1,202,065)	(1,240,727)	(1,320,516)
	Loss on retirement of financial liabilities		(23,000)	(5)	—
	Interest expense of trade and other payables		(68,375)	(57,160)	(42,830)
	Interest expense of others		(482,428)	(491,665)	(505,112)
	Gain (loss) on foreign currency transactions and translations		(290,485)	1,075,215	(356,159)
Derivative liabilities (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		5,714	(439,559)	53,937
	Gain (loss) on valuation of derivatives (equity, before tax)(*)		(3,297)	29,431	(15,029)
	Gain (loss) on transaction of derivatives		(51,450)	(46,221)	37,985

(*)

Items are included in other comprehensive income or loss. All other income and gain amounts listed above are included in finance income, and all expense and losses listed above are included in finance expenses in the consolidated statements of comprehensive income or loss.

6.	Restricted Deposits

Restricted deposits as of December 31, 2017 and 2018 are as follows:

			2017	2018
			In millions of won
Cash and cash equivalents	Escrow accounts	￦	53	—
	Deposits for government project		15,365	12,747
	Collateral provided for borrowings		79,569	100,998
	Collateral provided for lawsuit		2	3
	Deposits for transmission regional support program		2,320	4,337
	Decommissioning costs of nuclear power plants		—	604
Short-term financial instruments	Bidding guarantees		119	—
	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises		34,000	34,000
Current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		—	29,451
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		—	498,555
Financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		108,512	—
Non-current available-for-sale financial asset	Decommissioning costs of nuclear power plants		214,156	—
Long-term financial instruments	Escrow accounts		—	69
	Guarantee deposits for checking account		2	—
	Guarantee deposits for banking accounts at oversea branches		302	315
	Decommissioning costs of nuclear power plants		337,234	245,896
	Funds for developing small and medium enterprises(*)		200,000	200,000

		￦	991,634	1,126,975

(*)	Deposits for small and medium enterprise at IBK and others for construction of Bitgaram Energy Valley and support for the high potential businesses as of December 31, 2017 and 2018.

7.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Cash	￦	132	138
Other demand deposits		968,966	927,650
Short-term deposits classified as cash equivalents		559,239	211,424
Short-term investments classified as cash equivalents		841,402	219,133

	￦	2,369,739	1,358,345

8.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2017 and 2018 are as follows:

		2017
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	￦	7,499,285	(173,583)	—	7,325,702
Other receivables		614,212	(9,199)	(1,743)	603,270

		8,113,497	(182,782)	(1,743)	7,928,972

Non-current assets
Trade receivables		449,191	—	(414)	448,777
Other receivables		1,380,983	(68,809)	(6,154)	1,306,020

		1,830,174	(68,809)	(6,568)	1,754,797

	￦	9,943,671	(251,591)	(8,311)	9,683,769

		2018
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	￦	7,303,065	(215,775)	—	7,087,290
Other receivables		728,560	(20,231)	(2,027)	706,302

		8,031,625	(236,006)	(2,027)	7,793,592

Non-current assets
Trade receivables		415,318	(93)	(448)	414,777
Other receivables		1,496,464	(84,495)	(6,901)	1,405,068

		1,911,782	(84,588)	(7,349)	1,819,845

	￦	9,943,407	(320,594)	(9,376)	9,613,437

(2)	Other receivables as of December 31, 2017 and 2018 are as follows:

		2017
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	￦	314,256	(9,199)	—	305,057
Accrued income		54,002	—	—	54,002
Deposits		228,317	—	(1,743)	226,574
Finance lease receivables		13,067	—	—	13,067
Others		4,570	—	—	4,570

		614,212	(9,199)	(1,743)	603,270

Non-current assets
Non-trade receivables		112,983	(59,117)	—	53,866
Accrued income		182	—	—	182
Deposits		331,071	—	(6,154)	324,917
Finance lease receivables		849,554	—	—	849,554
Others		87,193	(9,692)	—	77,501

		1,380,983	(68,809)	(6,154)	1,306,020

	￦	1,995,195	(78,008)	(7,897)	1,909,290

		2018
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	￦	298,587	(19,940)	—	278,647
Accrued income		102,023	—	—	102,023
Deposits		228,466	—	(2,027)	226,439
Finance lease receivables		84,688	(291)	—	84,397
Others		14,796	—	—	14,796

		728,560	(20,231)	(2,027)	706,302

Non-current assets
Non-trade receivables		136,432	(77,475)	—	58,957
Deposits		376,211	—	(6,901)	369,310
Finance lease receivables		898,658	(842)	—	897,816
Others		85,163	(6,178)	—	78,985

		1,496,464	(84,495)	(6,901)	1,405,068

	￦	2,225,024	(104,726)	(8,928)	2,111,370

(3)

Trade and other receivables are classified as loans and receivables, and are measured using the effective interest method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. But once trade receivables are overdue, the Company imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Company holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with delinquent payments.

(4)	Aging analysis of trade receivables as of December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Trade receivables: (not overdue)	￦	7,698,604	7,419,648

Trade receivables: (overdue, not impaired)		7,117	—

Less than 60 days		7,117	—

Trade receivables: (impairment reviewed)		242,755	298,735

Less than 60 days		—	2,525
60 ~ 90 days		39,070	37,266
90 ~ 120 days		17,502	16,033
120 days ~ 1 year		55,242	46,204
Over 1 year		130,941	196,707

		7,948,476	7,718,383
Less: allowance for doubtful accounts		(173,583)	(215,868)
Less: present value discount		(414)	(448)

	￦	7,774,479	7,502,067

At the end of each reporting period, the Company assesses whether the credit to trade receivables is impaired. The Company recognizes loss allowances for trade receivables individually when there is any objective evidence that trade receivables are impaired and significant, and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, from January 1, 2018, the Company recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

(5)	Aging analysis of other receivables as of December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Other receivables: (not overdue)	￦	1,810,075	2,075,601

Other receivables: (overdue, not impaired)		47,532	—

Less than 60 days		47,532	—

Other receivables: (impairment reviewed)		137,588	149,423

Less than 60 days		—	24,782
60 ~ 90 days		44	1,007
90 ~ 120 days		1,017	10,997
120 days ~ 1 year		11,042	23,991
Over 1 year		125,485	88,646

		1,995,195	2,225,024
Less: allowance for doubtful accounts		(78,008)	(104,726)
Less: present value discount		(7,897)	(8,928)

	￦	1,909,290	2,111,370

At the end of each reporting period, the Company assesses whether the credit to other receivables is impaired. The Company recognizes loss allowances for other receivables individually when there is any objective evidence that trade receivables are impaired and significant, and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, from January 1, 2018, the Company recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

(6)	Changes in the allowance for doubtful accounts for the years ended December 31, 2016, 2017 and 2018 are as follows:

		2016		2017		2018
		Trade receivables	Other receivables	Trade receivables	Other receivables	Trade receivables	Other receivables
		In millions of won
Beginning balance	￦	51,956	91,746	71,985	87,661	173,583	78,008
Effect of change in accounting policy		—	—	—	—	6,641	128
Loss allowance as at January 1, 2018 under IFRS 9		—	—	—	—	180,224	78,136
Bad debt expense		38,719	233	126,714	1,778	41,498	17,817
Write-off		(18,939)	(928)	(32,995)	(3,129)	(7,696)	(244)
Reversal		—	(5,489)	—	(2,166)	(1,726)	(143)
Others		249	2,099	7,879	(6,136)	3,568	9,160

Ending balance	￦	71,985	87,661	173,583	78,008	215,868	104,726

9.	Financial Assets at Fair Value through Profit or Loss

(1)	Financial assets at fair value through profit or loss as of December 31, 2018 are as follows:

		2018
		Current	Non-current
		In millions of won
Financial assets at fair value through profit or loss(*3)
Beneficiary securities(*1)	￦	100	320,148
Cooperative(*1)		—	5,052
Other(*2)		313,793	83,586

		313,893	408,786

Financial assets designated as at fair value through profit or loss(*3)
Debt with embedded derivatives(*2)		—	187,483
Other		—	10,773

		—	198,256

	￦	313,893	607,042

(*1)	For the year ended December 31, 2017, the Company had designated the financial assets as available-for-sale (note 2.(5)).

(*2)	For the year ended December 31, 2017, the Company had designated the financial assets as long-term/short-term financial instrument (note 2.(5)).

(*3)	As of December 31, 2018, the Company invested ￦528,006 million exclusively for payment of decommissioning costs of nuclear power plants.

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income

		2018
		Beginning balance	Effect of change in accounting policy(*)	Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
		In millions of won
Listed	￦	—	274,453	—	(1)	(63,007)	—	(1,389)	210,056
Unlisted		—	197,450	—	—	(12,070)	—	4,059	189,439

	￦	—	471,903	—	(1)	(75,077)	—	2,670	399,495

Current financial assets at fair value through other comprehensive income	￦	—	—	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income	￦	—	471,903	—	(1)	(75,077)	—	2,670	399,495

(*)	As described in note 2.(5), these financial assets were classified as available-for-sale as of December 31, 2017.

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2018 are as follows:

	2018
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Listed
Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	129,051	129,051
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	153	153
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	61	61
PAN ocean Co., Ltd.	1,492	0.00%		14	7	7
Dongbu Corporation	955	0.02%		12	7	7
KSP Co., Ltd.	22,539	0.08%		24	32	32
STX Heavy Industries Co., Ltd.	5,057	0.13%		191	29	29
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	44,790	44,790
Energy Fuels Inc.	1,711,814	1.91%		16,819	5,435	5,435
Baralaba Coal Company Limited	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	10.42%		84,134	30,122	30,122
Fission 3.0(*6)	75,000	0.14%		—	13	13
Fission Uranium Corp.	800,000	0.16%		785	354	354

				365,843	210,056	210,056

Unlisted(*1)
Intellectual Discovery Co., Ltd.	1,000,000	8.81%		5,000	954	954
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3

	2018
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Miju Steel Mfg. Co., Ltd.	1,097	0.23%	￦	50	50	50
Sungwon Co., Ltd.(*7)	117	0.07%		15	15	15
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	1
KC Development Co., Ltd.	839	0.02%		6	6	6
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	69
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	4
Yongbo Co., Ltd.	61	0.20%		3	3	3
HJ Steel Co., Ltd.	218	0.07%		2	2	2
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Ltd.	434	0.01%		9	9	9
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
AJS Co., Ltd.	12,906	0.23%		32	32	32
SHIN-E B&P Co., Ltd.	119	0.13%		10	—	—
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	21
Buyoung Co., Ltd.	270	0.00%		3	3	3
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	11
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	13
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	27
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	3
Onggane Food Co., Ltd	5	0.07%		1	1	1
Shin-E P&C Co., Ltd.	1,569	0.64%		111	3	3
Ejung Ad Co., Ltd.	132	0.09%		3	3	3
Solvus Co., Ltd.	1,056	0.04%		3	3	3
Myung Co., Ltd.	89	0.05%		2	2	2
Shinil Engineering Co., Ltd.	887	0.06%		3	3	3
Biwang Industry Co., Ltd	406	0.04%		2	2	2
Huimun Co., Ltd.	263	0.26%		4	4	4
Young Sung Co., Ltd.	89	0.40%		26	26	26
Yuil Industrial Electronics Co., Ltd.	804	0.32%		15	15	15
DN TEK Inc.	12,401	0.29%		61	5	5
Kwang Jin Structure Co., Ltd.	3,072	0.60%		31	31	31
Woojin Industry Corporation	3	0.00%		16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	7
Futech Mold Co., Ltd.	274	0.27%		14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%		22	22	22
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	3	3
Morado Co., Ltd.	209	0.04%		2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	2
Kwang Sung Co., Ltd.	610	0.53%		31	31	31
Seen Business and Technology co., Ltd.
(formerly, EverTechno. Co., Ltd.)	29,424	0.73%		148	7	7
Autowel Co.,Ltd.	260	0.38%		14	14	14

	2018
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Woobang Construction Co., Ltd.	8	0.00%	￦	8	8	8
Shin Pyung Co., Ltd.	6	0.03%		3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	2	2
Najin Steel Co., Ltd.	37	0.06%		5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	5
Crystal Co., Ltd.	22	0.07%		2	2	2
Elephant & Friends Co., Ltd.	563	0.61%		3	3	3
Mireco Co., Ltd.	109	0.25%		11	11	11
L&K Industry Co., Ltd.	1,615	0.60%		24	24	24
JO Tech Co., Ltd.	1,263	0.62%		25	25	25
Kendae Printing Co., Ltd.	422	0.60%		21	21	21
Dauning Co., Ltd.	231	0.41%		6	6	6
Korea Trecision Co., Ltd.	22	0.45%		5	5	5
Ace Track Co., Ltd.	3,130	1.08%		219	59	59
Yoo-A Construction Co., Ltd.	105	0.20%		11	11	11
Dung Hwan Co., Ltd.	531	0.02%		5	5	5
Hurim Biocell Co., Ltd.	1,021	0.00%		5	5	5
Smart Power Co., Ltd.	133,333	4.35%		200	200	200
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	32	32
Haseung Industries Co., Ltd.	55	0.62%		28	28	28
Beer Yeast Korea Inc.	1,388	0.43%		7	7	7
Korea Bio Red Ginseng Co., Ltd.	194	0.09%		10	10	10
B CON Co., Ltd.	96	1.16%		6	6	6
SsangMa Machine Co., Ltd.	4	0.05%		1	1	1
Ace Integration Co., Ltd	105	0.09%		24	24	24
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	5
KyungDong Co., Ltd.	130	0.01%		1	1	1
ChunWon Development Co., Ltd.	193	0.19%		39	39	39
WonIl Co., Ltd.	999	0.15%		50	50	50
SungLim Industrial Co., Ltd.	29	0.03%		1	1	1
Korea Minerals Co., Ltd.	191	0.05%		134	1	1
HyoDong Development Co., Ltd.	119	0.15%		24	24	24
Haspe Tech Co., Ltd.	652	0.55%		20	20	20
JoHyun Co., Ltd.	350	1.56%		18	18	18
KC Co., Ltd.	5,107	0.17%		26	26	26
SeongJi Industrial Co., Ltd.	41	0.05%		1	1	1
Dong Yang Metal Co., Ltd.	2,951	1.97%		161	147	147
Seyang Precision Ind. Co., Ltd.	829	0.23%		41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	1
ShinShin Co., Ltd	339	1.12%		17	17	17
Kitorang Co., Ltd.	165	0.24%		49	49	49
Sung Kwang Co., Ltd.	23	0.37%		6	6	6
Shinheung petrol. Co. Ltd.	699	0.14%		35	35	35
Force TEC Co., Ltd.	3,501	0.02%		18	18	18
Samsung Tech Co., Ltd.	486	1.28%		97	36	36
Tae Hyung Co., Ltd.	28	0.43%		20	20	20
Samyangplant Co., Ltd.	323	0.60%		16	16	16
Younil Metal Co., Ltd.	41	0.21%		21	21	21
Myungjin Tech Co., Ltd.	20	0.54%		4	4	4
Hankook Precision Ind Co., Ltd.	110	0.06%		11	11	11
Borneo International Furniture Co., Ltd.(*4)	4,000	0.16%		97	13	13
CJ Paradise Co., Ltd	24	0.02%		12	12	12
Han Young Technology Company Co., Ltd.	35	0.00%		—	—	—

	2018
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
STX Offshore & Shipbuilding Co., Ltd	8,622	0.25%	￦	1,078	1,078	1,078
Ptotronics Co., Ltd.	843	0.42%		84	6	6
NFT Co., Ltd.	136	0.40%		8	8	8
Echoroba Co., Ltd.	157	0.02%		3	3	3
Hyundaitech Co., Ltd.	1,363	0.87%		27	27	27
Dasan Material Co. Ltd.	29	0.04%		22	22	22
Fish World Co., Ltd.	47	0.21%		2	2	2
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%		6	6	6
Samdo Industry Electric Co., Ltd.	48	0.02%		1	1	1
Taejung Industries Co., Ltd.	9,268	0.30%		5	5	5
Shinsei Trading Co., Ltd.	64	0.72%		6	6	6
Dynamic Co., Ltd.	111	0.19%		3	3	3
Green Alchemy Co., Ltd.	38,202	1.48%		191	17	17
Youone TBM Engineering & Construction Co., Ltd.	615	0.27%		31	31	31
KM Leatech	1,648	0.98%		8	8	8
Wonil T&I Co., Ltd.	229	0.17%		23	23	23
Semist Co., Ltd.	555	0.80%		3	3	3
DS POWER Co., Ltd.	580,000	2.34%		2,900	916	916
Sewon Bus Co., Ltd	12	0.00%		—	—	—
Enertec Co., Ltd.	7,937	0.19%		44	44	44
Sangji Co., Ltd.	20	0.26%		4	4	4
Bellie Doughnuts Co., Ltd.	64	0.07%		4	4	4
Possbell Engineering Co., Ltd.	36	0.64%		1	1	1
AIRTECH Information communication Co., Ltd	2,379	0.60%		12	12	12
CST co., ltd.	4,998	0.28%		100	100	100
TN Inc.	1,416	2.00%		71	71	71
Shin kwang Industrial Co., Ltd.	884	0.35%		55	55	55
Kiscom Co., Ltd.	1,493	0.04%		1	1	1
Seil Electronics Co., Ltd.	2,285	0.41%		286	286	286
Wonil laser Co., Ltd	157	0.37%		16	16	16
Pyung Hwa Industrial Co., Ltd.	3,388	3.00%		85	85	85
Navanakorn Electric Co., Ltd.(*2)	4,442,800	26.93%		17,216	17,126	17,126
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Set Holding(*3)	1,100,220	2.50%		229,255	161,983	161,983
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,507	2,507
KODE NOVUS 1 LLC(*5)	—	10.00%		—	—	—
Choheung packing Co., Ltd.	61	0.13%		12	12	12
Jaewoo Co., Ltd.	359	0.24%		11	11	11
Wooyang HC Co., Ltd(*8)	1,375	0.01%		159	159	159
Sungsan Parts Co., Ltd.	629	0.80%		63	63	63
KMT Co., Ltd.	1,411	0.93%		21	21	21
TheYeonriji Co., Ltd.	116	0.10%		6	6	6
Flusys Co., Ltd.	9	0.08%		2	2	2
DaeSung Frontier Co., Ltd.	2,203	1.11%		221	221	221
DongSeo Electronics Co., Ltd.	323	0.07%		16	16	16
Daewoo Display Co., Ltd.	177	0.03%		5	5	5
Yeong-gwang Remicon Co., Ltd.	15	0.12%		2	2	2
NTS Co., Ltd.	143	0.22%		36	36	36
AID CO., LTD.	1,212	0.57%		36	36	36
Changwon Eco-friendly farming corporation	3	0.01%		—	—	—

	2018
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Kumo Hitech Co., Ltd.	6,697	0.53%	￦	100	100	100
Kyung Pyo Industry Co., Ltd.	186	0.76%		19	19	19
Daedong Industry Co., Ltd.	617	0.55%		46	46	46
Doosung Heavy Industries Co., Ltd.	53	0.06%		5	5	5
Jangback Testiles Co., Ltd.	494	5.05%		49	49	49
Samjoo Hightech Co., Ltd.	522	0.08%		3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%		51	51	51
Taekwang Industry Co., Ltd.	1,327	0.48%		93	93	93
Taekwang Precision Co., Ltd.	54	0.47%		54	54	54
SG Corp.	213	0.54%		21	21	21
Shinseung Chemical Industry Co., Ltd.	5	0.01%		60	60	60
KJ Alloy Co., Ltd.	368	0.20%		7	7	7
SM Hi-tech Co., Ltd.	22	0.39%		22	22	22
Keum Mun Industry Co., Ltd.	1,320	0.97%		330	330	330
Puruen Environment Co., Ltd.	967	1.34%		19	19	19
Miretech Co., Ltd.	9,111	0.27%		18	18	18
SIE Co., Ltd.	12	0.02%		1	1	1
Soongwon Ind. Co., Ltd.	150	0.40%		53	53	53
Sejin Hightech Co., Ltd.	17,980	0.16%		18	18	18
Namcheong Corp.	7,096	0.28%		284	284	284
Eun Sung Enterprise Co.	1,131	0.72%		17	17	17
Dongdo Basalt Industry Co., Ltd.	182	1.50%		73	73	73
Shinyoung Textiles Co., Ltd.	523	1.01%		52	52	52
Bugook Cast Iron Co.	135	0.71%		14	14	14
Ilwoo Steel Co., Ltd.	41	0.28%		17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%		81	81	81
Wongwang Door Corp.	575	1.00%		29	29	29

				284,670	189,439	189,439

			￦	650,513	399,495	399,495

(*1)	The Company used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.

(*2)	Although the Company holds more than 20% of the equity shares of these investments, the Company cannot exercise significant influence.

(*3)

The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2018.

(*4)	The number of shares owned has changed due to capital reduction without refund (3:1), the stock merge (10,000:1) and the stock split (1:2,000) during the year ended December 31, 2018

(*5)	As described in note 20, this is reclassified to financial assets at FVOCI due to loss of significant influence of the Company.

(*6)	The number of shares owned has changed due to the stock merge (4:1) during the year ended December 31, 2018.

(*7)	The number of shares owned has changed due to the stock merge (5:1) during the year ended December 31, 2018.

(*8)	The number of shares owned has changed due to the stock merge (10:1) during the year ended December 31, 2018.

11.	Available-for-sale Financial Assets

(1)	Changes in available-for-sale financial assets for the years ended December 31, 2017 are as follows:

		2017
		Beginning balance	Acquisition	Disposal(*1)	Valuation	Impairment	Others	Ending balance
		In millions of won
Listed	￦	268,171	106	—	8,156	(97)	(1,883)	274,453
Unlisted		746,561	233,179	(461,423)	(2,908)	(2,616)	(87,413)	425,380

	￦	1,014,732	233,285	(461,423)	5,248	(2,713)	(89,296)	699,833

Short-term available-for-sale financial assets	￦	—	—	—	—	—	—	—
Long-term available-for-sale financial assets	￦	1,014,732	233,285	(461,423)	5,248	(2,713)	(89,296)	699,833

(*1)

The Company recognized gain and loss on disposal of available-for-sale financial assets amounted to ￦1,130 million and ￦2,343 million, respectively, from the partial sales of Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1 and others for the year ended December 31, 2017.

(2)	Available-for-sale financial assets as of December 31, 2017 are as follows:

	2017
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Listed
Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	165,277	165,277
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	197	197
Sungjee Construction. Co., Ltd.	10,530	0.01%		49	8	8
Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Bumyang Construction Co., Ltd.(*7)	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	72	72
PAN ocean Co., Ltd.	1,492	0.00%		14	8	8
Dongbu Corporation(*6)	955	0.02%		12	10	10
KSP Co., Ltd.	6,324	0.08%		24	24	24
STX Heavy Industries Co., Ltd.	35,749	0.14%		191	165	165
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	70,531	70,531
Energy Fuels Inc.	1,711,814	2.38%		16,819	3,300	3,300
Baralaba Coal Company Limited	99,763	0.07%		18,445	22	22
Denison Mines Corp.	58,284,000	10.42%		84,134	34,292	34,292
Fission 3.0	300,000	0.14%		—	15	15
Fission Uranium Corp.	800,000	0.16%		785	532	532

				365,891	274,453	274,453

Unlisted(*1)
Korea investment—Korea EXIM Bank CERs Private Special Asset Investment Trust I	1,758,731,002	14.18%		1,752	571	—
Troika Overseas Resource Development Private Equity Firm	13,340,012,100	3.66%		13,340	1,553	—
IBK-AUCTUS Green Growth Private Equity Firm	152	6.29%		41	41	—
Global Dynasty Overseas Resource Development Private Equity Firm	2,242,437,289	7.46%		2,242	2,242	—

	2017
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Intellectual Discovery, Ltd.	1,000,000	8.81%	￦	5,000	954	—
Hanwha-KOSEP New Renewable Energy Private Special Assets Investment Trust 1	4,176,751,013	5.00%		4,328	4,328	—
Construction Guarantee(*2)	571	0.02%		601	833	833
Plant & Mechanical Contractors Financial Cooperative of Korea	144	0.03%		126	126	—
Fire Guarantee	40	0.01%		20	20	—
Korea Software Financial Cooperative	5,186	1.09%		3,301	3,301	—
Engineering Financial Cooperative	486	0.05%		60	60	—
Electric Contractors Financial Cooperative	1,000	0.04%		216	216	—
Korea Specialty Contractor Financial Cooperative	476	0.01%		417	417	—
Information & Communication Financial Cooperative	121	0.02%		26	26	—
Korea Electric Engineers Association	400	0.24%		40	40	—
Samsung investment—Investment Pool for Public funds 1(*5)	—	—		53,220	53,739	53,739
Korea investment—Hanwha KT Master Lease Private Special Investment Trust(*5)	—	—		26,586	26,591	26,591
Kyobo Royal-Class Repo Plus Fixed Income 1Y 2nd(*5)	—	—		33,000	33,008	33,008
Kyobo Royal-Class Repo Plus Fixed Income 2Y 1st(*5)	—	—		50,000	50,399	50,399
Kyobo Royal-Class Repo Plus A1 ABCP 1Y(*5)	—	—		50,000	50,419	50,419
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	—
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	—
Mobo Co., Ltd.	504	0.00%		14	14	—
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	—
Sanbon Department Store	828	0.01%		124	3	—
Miju Steel Mfg. Co., Ltd.	99,804	0.23%		50	50	—
Sungwon Co., Ltd.	589	0.07%		15	15	—
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	—
KC Development Co., Ltd.	839	0.02%		6	6	—
IMHWA Corp.	329	0.11%		5	5	—
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	—
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	—
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	—
Yongbo Co., Ltd.	61	0.20%		3	3	—
HJ Steel Co., Ltd.	218	0.07%		2	2	—
KS Remicon Co., Ltd.	12	0.04%		3	3	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	—
Pyungsan SI Ltd.	434	0.01%		9	9	—
Samgong Development Co., Ltd.	12	0.01%		7	7	—
Joongang Development Co., Ltd.	540	0.12%		8	8	—
AJS Co., Ltd.	12,906	0.23%		32	32	—
SHIN-E B&P Co., Ltd.	119	0.13%		10	10	—
MSE Co., Ltd.	429	0.13%		9	9	—
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	—
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	—
Buyoung Co., Ltd.	270	0.00%		3	3	—

	2017
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Ilsuk Co., Ltd.	152	0.17%	￦	10	10	—
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	—
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	—
Ace Heat Treating Co., Ltd.	477	1.43%		72	72	—
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	—
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	—
Onggane Food Co., Ltd	5	0.07%		1	1	—
Shin-E P&C Co., Ltd.	12	0.00%		1	1	—
Ejung Ad Co., Ltd.	132	0.09%		3	3	—
Solvus Co., Ltd.	1,056	0.04%		3	3	—
Myung Co., Ltd.	89	0.05%		2	2	—
Shinil Engineering Co., Ltd.	887	0.06%		3	3	—
Biwang Industry Co., Ltd	406	0.04%		2	2	—
Huimun Co., Ltd.	263	0.26%		4	4	—
Young Sung Co., Ltd.	89	0.40%		26	26	—
Yuil Industrial Electronics Co., Ltd.	804	0.32%		15	15	—
DN TEK Inc.	12,401	0.29%		61	5	—
Kwang Jin Structure Co., Ltd.	3,072	0.60%		31	31	—
Woojin Industry Corporation	3	0.00%		16	16	—
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	—
Futech Mold Co., Ltd.	274	0.27%		14	14	—
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	—
CHONGATTI Agricultural Co., Inc.	57	0.10%		4	4	—
Hyungji Esquire Co., Ltd.	55	0.02%		22	22	—
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	3	—
Morado Co., Ltd.	209	0.04%		2	2	—
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	—
Kwang Sung Co., Ltd.	610	0.53%		31	31	—
EverTechno. Co., Ltd.	29,424	0.73%		148	7	—
Autowel Co., Ltd.	260	0.38%		14	14	—
Woobang Construction Co., Ltd.	8	0.00%		8	8	—
Shin Pyung Co., Ltd.	6	0.03%		3	3	—
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	27	—
Najin Steel Co., Ltd.	37	0.06%		5	5	—
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	—
Crystal Co., Ltd.	22	0.07%		2	2	—
Elephant & Friends Co., Ltd.	563	0.61%		3	3	—
Mireco Co., Ltd.	109	0.25%		11	11	—
L&K Industry Co., Ltd.	1,615	0.60%		24	24	—
JO Tech Co., Ltd.	1,263	0.62%		25	25	—
Kendae Printing Co., Ltd.	422	0.60%		21	21	—
Dauning Co., Ltd.	231	0.41%		6	6	—
Korea Trecision Co., Ltd.	22	0.45%		5	5	—
Ace Track Co., Ltd.	3,130	1.08%		219	59	—
Taebok Machinery Co., Ltd.	109	1.08%		11	11	—
Yoo-A Construction Co., Ltd.	105	0.20%		11	11	—
Dung Hwan Co., Ltd.	531	0.02%		5	5	—
Hurim Biocell Co., Ltd.	113	0.00%		5	5	—
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	32	—
Smart Power Co., Ltd.	133,333	4.83%		200	200	—

	2017
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Haseung Industries Co., Ltd.	55	0.62%	￦	28	28	—
Beer Yeast Korea Inc.	1,388	0.43%		7	7	—
Daeryung Corporation	207	0.19%		10	10	—
Korea Bio Red Ginseng Co., Ltd.	194	0.09%		10	10	—
ENH Co., Ltd.	1,086	0.19%		54	54	—
B CON Co., Ltd.	96	1.16%		6	6	—
Chunil Metal Co., Ltd.	11	0.15%		4	4	—
SsangMa Machine Co., Ltd.	4	0.05%		1	1	—
SinJin Co., Ltd.	233	0.30%		9	9	—
Ace Integration Co., Ltd	105	0.09%		24	24	—
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	—
KyungDong Co., Ltd.	130	0.01%		1	1	—
ChunWon Development Co., Ltd.	193	0.19%		39	39	—
WonIl Co., Ltd.	999	0.15%		50	50	—
SungLim Industrial Co., Ltd.	29	0.03%		1	1	—
Korea Minerals Co., Ltd.	191	0.05%		134	1	—
HyoDong Development Co., Ltd.	119	0.15%		24	24	—
Haspe Tech Co., Ltd.	652	0.55%		20	20	—
JoHyun Co., Ltd.	350	1.56%		18	18	—
KC Co., Ltd.	5,107	0.17%		3	3	—
SeongJi Industrial Co., Ltd.	41	0.05%		1	1	—
DongKwang SD, Inc.	524	0.23%		13	13	—
Dong Yang Metal Co., Ltd.	2,951	1.97%		15	15	—
Seyang Precision Ind. Co., Ltd.	829	0.23%		41	41	—
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	—
ShinShin Co., Ltd	339	1.12%		17	17	—
Kitorang Co., Ltd.	165	0.24%		49	49	—
Sung Kwang Co., Ltd.	23	0.37%		6	6	—
Hyundai Metal Co., Ltd.	3,757	5.60%		1,416	1,416	—
Shinheung petrol. Co. Ltd.	699	0.14%		7	7	—
Force TEC Co., Ltd.	3,501	0.02%		18	18	—
Haisung TPC Co., Ltd.	10,751	0.24%		54	54	—
Samsung Tech Co., Ltd.	486	1.28%		97	97	—
Tae Hyung Co., Ltd.	28	0.43%		20	20	—
Samyangplant Co., Ltd.	323	0.60%		16	16	—
Younil Metal Co., Ltd.	41	0.21%		21	21	—
Myungjin Tech Co., Ltd.	20	0.54%		4	4	—
Hankook Machine Tools Co., Ltd.	719	0.14%		72	72	—
Hankook Precision Ind Co., Ltd.	110	0.06%		11	11	—
Borneo International Furniture Co., Ltd.	64,037	0.28%		97	14	—
CJ Paradise Co., Ltd	24	0.02%		12	12	—
Han Young Technology Company Co., Ltd.	35	0.00%		—	—	—
Jungdo Aluminium Co., Ltd.	8,527	0.35%		128	128	—
Ilheung Metal Co, Ltd.	280	0.83%		28	28	—
STX Offshore & Shipbuilding Co., Ltd	8,622	0.25%		1,078	1,078	—
Ptotronics Co., Ltd.	151	0.07%		2	2	—
NFT Co., Ltd.	136	0.40%		8	8	—
Echoroba Co., Ltd.	157	0.02%		3	3	—
Hyundaitech Co., Ltd.	1,363	0.87%		27	27	—
Eco Alux Co., Ltd.	239	0.22%		48	48	—
Daekyung Industry Co., Ltd.	9,112	0.94%		13	13	—
Dasan Material Co. Ltd.	29	0.04%		—	—	—

	2017
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Fish World Co., Ltd.	47	0.21%	￦	2	2	—
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%		6	6	—
Samdo Industry Electric Co., Ltd.	48	0.02%		1	1	—
Taejung Industries Co., Ltd.	9,268	0.30%		5	5	—
Shinsei Trading Co., Ltd.	64	0.72%		1	1	—
Dynamic Co., Ltd.	111	0.19%		3	3	—
Green Alchemy Co., Ltd.	38,202	1.48%		191	191	—
IQ Power Asia Inc.	16,179	0.31%		81	81	—
Youone TBM Engineering & Construction Co., Ltd.	227,854	0.27%		31	31	—
KM Leatech	1,648	0.98%		8	8	—
Wonil T&I Co., Ltd.	229	0.17%		23	23	—
Semist Co., Ltd.	555	0.80%		3	3	—
DS POWER Co., Ltd.(*8)	580,000	2.34%		2,900	1,223	1,223
Navanakorn Electric Co., Ltd.(*3)	4,442,800	26.93%		17,216	16,410	—
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Set Holding(*4)	1,100,220	2.50%		229,255	171,242	171,242
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,401	—

				522,782	425,380	387,454

			￦	888,673	699,833	661,907

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

(*5)

As of December 31, 2017, the Company invested in ￦214,156 million as beneficiary securities exclusively for payment of decommissioning cost of nuclear power plants. The Company has measured the fair value of the beneficiary securities based on its net asset value.

(*6)	The number of shares owned has changed due to the stock merge (9:7) during the year ended December 31, 2017.

(*7)	The number of shares increased due to the stock split (5:1).

(*8)	As described in note 20, this is reclassified to available-for-sale financial assets due to loss of significant influence of the Company.

12.	Financial Assets at Amortized Cost

Financial assets at amortized cost as of December 31, 2018 are as follows:

		2018
		Financial assets at amortized cost	Government grants	Allowance for doubtful accounts	Others	Book value
		In millions of won
Government bonds	￦	3,042	—	—	—	3,042
Financial bonds		11,000	—	—	—	11,000

	￦	14,042	—	—	—	14,042

Current	￦	11,956	—	—	—	11,956
Non-current		2,086	—	—	—	2,086

13.	Held-to-maturity Investments

Held-to-maturity investments as of December 31, 2017 are as follows:

		2017
		Beginning balance	Acquisition	Disposal	Others	Ending balance
		In millions of won
Government bonds	￦	3,244	250	(350)	—	3,144

	￦	3,244	250	(350)	—	3,144

Current	￦	114	—	(113)	4	5
Non-current		3,130	250	(237)	(4)	3,139

14.	Derivatives

(1)	Derivatives as of December 31, 2017 and 2018 are as follows:

		2017		2018
		Current	Non-current	Current	Non-current
		In millions of won
Derivative assets
Currency forward	￦	45	—	2,128	12,606
Currency swap		12	15,711	39,979	43,436
Interest rate swap		—	2,697	—	2,342
Others(*1)		12,878	1,283	—	1,844

	￦	12,935	19,691	42,107	60,228

Derivative liabilities
Currency forward	￦	7,862	1,278	1,956	—
Currency swap		61,997	296,098	14,881	233,690
Interest rate swap		1,408	59,416	1,439	58,042
Others(*2)		—	—	2,155	—

	￦	71,267	356,792	20,431	291,732

(*1)	The Company has a put option to sell shares of DS POWER Co., Ltd. and the fair value of the option is recorded in ‘Others’.

(*2)

The Company has an obligation to settle the convertible preferred stock to financial investors pursuant to the settlement contract with Samcheok Eco Materials Co., Ltd. and the fair value of the obligation is recorded in ‘Others’.

(2)	Currency forward contracts which are not designated as hedge instruments as of December 31, 2018 are as follows:

	Contract date	Maturity date	Contract amounts				Contract exchange rate (in won)
Counterparty				Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
KEB Hana Bank	2014.04.10	2021.07.12	￦	55,120	USD 52,000	￦	1,060.00
KEB Hana Bank	2014.04.28	2021.07.12		50,784	USD 48,000		1,058.00
Bank of America	2014.04.29	2021.07.12		105,400	USD 100,000		1,054.00
KEB Hana Bank	2014.05.09	2021.07.12		104,600	USD 100,000		1,046.00
KEB Hana Bank	2017.12.22	2021.07.12		105,079	USD 100,000		1,050.79
Korea Development Bank	2017.12.27	2021.07.12		104,849	USD 100,000		1,048.49
Mizuho Bank	2018.11.28	2019.01.02		6,768	USD 6,000		1,127.95
Mizuho Bank	2018.12.07	2019.01.11		11,169	USD 10,000		1,116.90
CCB	2018.12.11	2019.01.14		11,280	USD 10,000		1,127.96
Nonghyup Bank	2018.12.17	2019.01.22		11,295	USD 10,000		1,129.45
Korea Development Bank	2018.12.18	2019.01.22		11,279	USD 10,000		1,127.85
Morgan Stanley	2018.12.19	2019.01.23		11,233	USD 10,000		1,123.30
Standard Chartered	2018.12.19	2019.01.24		11,235	USD 10,000		1,123.50
Kookmin Bank	2018.12.20	2019.01.28		11,273	USD 10,000		1,127.25
Woori Bank	2018.12.20	2019.01.28		11,272	USD 10,000		1,127.15
KEB Hana Bank	2018.12.21	2019.01.29		13,459	USD 12,000		1,121.60
Morgan Stanley	2018.12.24	2019.01.30		11,289	USD 10,000		1,128.87
CCB	2018.12.26	2019.01.31		11,246	USD 10,000		1,124.60
Standard Chartered	2018.12.26	2019.01.31		5,624	USD 5,000		1,124.75
Nonghyup Bank	2018.12.27	2019.02.01		5,610	USD 5,000		1,121.90
KEB Hana Bank	2018.12.27	2019.02.01		5,606	USD 5,000		1,121.15
Standard Chartered	2018.12.28	2019.02.07		5,589	USD 5,000		1,117.80
KEB Hana Bank	2018.12.28	2019.02.07		5,584	USD 5,000		1,116.70
Mizuho Bank	2018.12.28	2019.02.07		11,172	USD 10,000		1,117.15
Societe Generale	2018.11.29	2019.01.04		11,206	USD 10,000		1,120.60
ING Bank	2018.12.20	2019.01.15		11,279	USD 10,000		1,127.89
ING Bank	2018.12.26	2019.01.23		11,248	USD 10,000		1,124.77
Nova Scotia	2018.12.07	2019.01.10		14,518	USD 13,000		1,116.80
Mizuho Bank	2018.12.06	2019.01.04		11,167	USD 10,000		1,116.67
Credit Agricole	2018.12.27	2019.01.23		11,208	USD 10,000		1,120.75
Korea Development Bank	2018.12.13	2019.01.10		4,490	USD 4,000		1,122.60
Korea Development Bank	2018.12.24	2019.01.10		13,497	USD 12,000		1,124.74
Korea Development Bank	2018.12.21	2019.01.15		10,103	USD 9,000		1,122.50
Korea Development Bank	2018.12.27	2019.01.23		11,207	USD 10,000		1,120.68
Korea Development Bank	2018.12.28	2019.01.23		13,412	USD 12,000		1,117.64
Societe Generale	2018.12.19	2019.01.21		7,853	USD 7,000		1,121.85
Societe Generale	2018.12.21	2019.01.28		8,974	USD 8,000		1,121.75
MUFG	2018.12.19	2019.01.21		6,730	USD 6,000		1,121.70
MUFG	2018.12.28	2019.02.07		8,929	USD 8,000		1,116.15
Nova Scotia	2018.12.19	2019.01.22		4,486	USD 4,000		1,121.50
Nova Scotia	2018.12.21	2019.01.28		8,976	USD 8,000		1,121.95
Nova Scotia	2018.12.27	2019.01.31		7,832	USD 7,000		1,118.90
Nonghyup Bank	2018.12.28	2019.02.07		10,041	USD 9,000		1,115.70
BNP Paribas	2018.12.28	2019.02.07		8,930	USD 8,000		1,116.30
CCB	2018.12.28	2019.02.07		7,812	USD 7,000		1,116.05

	Contract date	Maturity date	Contract amounts				Contract exchange rate (in won)
Counterparty				Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Credit Agricole	2018.12.28	2019.02.07	￦	7,812	USD 7,000	￦	1,115.95
KEB Hana Bank	2018.12.05	2019.01.07		16,697	USD 15,000		1,113.15
KEB Hana Bank	2018.12.07	2019.01.07		15,672	USD 14,000		1,119.43
Busan Bank	2018.12.28	2019.01.07		6,477	USD 5,800		1,116.70
Nonghyup Bank	2018.12.12	2019.01.07		3,380	USD 3,000		1,126.60
KEB Hana Bank	2018.12.13	2019.01.15		7,849	USD 7,000		1,121.25
Shinhan Bank	2018.12.20	2019.01.22		29,320	USD 26,000		1,127.68
Nonghyup Bank	2018.12.28	2019.02.15		53,666	USD 48,000		1,118.05
Credit Agricole	2018.11.02	2019.02.07		3,039	USD 2,729		1,113.60
Credit Agricole	2018.11.05	2019.02.07		5,564	USD 5,000		1,112.70
Nova Scotia	2018.11.07	2019.02.13		5,567	USD 5,000		1,113.40
Nova Scotia	2018.11.07	2019.02.13		4,458	USD 4,000		1,114.40
Societe Generale	2018.11.29	2019.03.04		5,568	USD 5,000		1,113.50
Societe Generale	2018.11.29	2019.03.04		3,674	USD 3,297		1,114.50
Credit Agricole	2018.12.03	2019.03.05		256	USD 231		1,109.10
Nova Scotia	2018.12.04	2019.03.06		5,522	USD 5,000		1,104.30
Nova Scotia	2018.12.04	2019.03.06		5,527	USD 5,000		1,105.30
Nova Scotia	2018.12.20	2019.03.26		5,589	USD 5,000		1,117.80
Nova Scotia	2018.12.20	2019.03.26		1,751	USD 1,565		1,118.80
Nova Scotia	2018.12.28	2019.04.02		5,565	USD 5,000		1,113.00
Nova Scotia	2018.12.28	2019.04.02		5,569	USD 5,000		1,113.80
Nova Scotia	2018.12.28	2019.04.02		5,576	USD 5,000		1,115.20
Nova Scotia	2018.12.28	2019.04.03		5,553	USD 5,000		1,110.60
Nova Scotia	2018.12.28	2019.04.03		5,558	USD 5,000		1,111.60
Nova Scotia	2018.12.28	2019.04.03		5,563	USD 5,000		1,112.60

(3)	Currency swap contracts which are not designated as hedge instruments as of December 31, 2018 are as follows:

Counterparty	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won)
			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Credit Suisse	2014~2019	￦	118,632	CHF 100,000	2.98%	1.50%	￦	1,186.32
Standard Chartered	2014~2019		114,903	CHF 100,000	4.00%	1.50%		1,149.03
Standard Chartered	2014~2029		102,470	USD 100,000	3.14%	3.57%		1,024.70
Societe Generale	2014~2024		105,017	USD 100,000	4.92%	5.13%		1,050.17
KEB Hana Bank	2015~2024		107,970	USD 100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD 86,920	4.85%	5.13%		1,083.97
Citibank	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
JP Morgan	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
Bank of America	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
Shinhan Bank	2016~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
HSBC	2012~2022		111,770	USD 100,000	2.89%	3.00%		1,117.70
KEB Hana Bank	2012~2022		111,770	USD 100,000	2.87%	3.00%		1,117.70
Standard Chartered	2012~2022		111,770	USD 100,000	2.89%	3.00%		1,117.70
Deutsche Bank	2012~2022		55,885	USD 50,000	2.79%	3.00%		1,117.70
HSBC	2014~2019		105,260	USD 100,000	2.48%	2.38%		1,052.60

Counterparty	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won)
			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Standard Chartered	2014~2019	￦	105,260	USD 100,000	2.48%	2.38%	￦	1,052.60
Korea Development Bank	2016~2019		105,260	USD 100,000	2.48%	2.38%		1,052.60
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
KEB Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD 100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
KEB Hana Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD 850,000	2.66%	3.35%		135.75
Korea Development Bank	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
Woori Bank	2018~2023		170,280	USD 150,000	2.18%	3.75%		1,135.20
KEB Hana Bank	2018~2023		113,520	USD 100,000	2.17%	3.75%		1,135.20
Shinhan Bank	2018~2023		227,040	USD 200,000	2.17%	3.75%		1,135.20

(4)	Currency swap contracts which are designated as hedge instruments as of December 31, 2018 are as follows:

Counterparty	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won)
			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
HSBC	2014~2020	￦	99,901	AUD 100,000	3.52%	5.75%	￦	999.01
HSBC	2014~2020		100,482	AUD 100,000	3.48%	5.75%		1,004.82
Standard Chartered	2013~2020		USD 117,250	AUD 125,000	3M Libor+1.25%	5.75%		0.94
Standard Chartered	2014~2020	￦	126,032	USD 117,250	3.55%	3M Libor+1.25%		1,074.90
Korea Development Bank	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
KEB Hana Bank	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
Export-import bank of Korea	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
JP Morgan	2014~2019		107,190	USD 100,000	3M Libor+3.25%	2.75%		1,071.90
Morgan Stanley	2014~2019		107,190	USD 100,000	3M Libor+3.25%	2.75%		1,071.90
Deutsche Bank	2014~2019		107,190	USD 100,000	3M Libor+3.25%	2.75%		1,071.90
Korea Development Bank	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00
Morgan Stanley	2016~2021		121,000	USD 100,000	3M Libor+2.10%	2.50%		1,210.00
BNP Paribas	2016~2021		121,000	USD 100,000	3M Libor+2.10%	2.50%		1,210.00
Nomura	2017~2037		52,457	EUR 40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK 450,000	2.62%	2.36%		132.05
Credit Agricole	2013~2019		118,343	CHF 100,000	3.47%	1.63%		1,183.43
Morgan Stanley	2013~2019		59,172	CHF 50,000	3.40%	1.63%		1,183.43
Nomura	2013~2019		59,172	CHF 50,000	3.47%	1.63%		1,183.43
Standard Chartered	2014~2019		104,490	USD 100,000	2.77%	2.63%		1,044.90
Credit Agricole	2014~2019		104,490	USD 100,000	2.77%	2.63%		1,044.90
Morgan Stanley	2014~2019		104,490	USD 100,000	2.70%	2.63%		1,044.90
Korea Development Bank	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
KEB Hana Bank	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80

Counterparty	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won)
			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Korea Development Bank	2018~2021	￦	212,960	USD 200,000	2.10%	3.00%	￦	1,064.80
Credit Agricole	2014~2020		110,680	USD 100,000	2.29%	2.50%		1,106.80
Societe Generale	2014~2020		55,340	USD 50,000	2.16%	2.50%		1,106.80
KEB Hana Bank	2014~2020		55,340	USD 50,000	2.16%	2.50%		1,106.80
KEB Hana Bank	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
Standard Chartered	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
HSBC	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
Nomura	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
BNP Paribas	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
HSBC	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
KEB Hana Bank	2017~2022		226,600	USD 200,000	1.94%	2.63%		1,133.00
Korea Development Bank	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00
Nomura	2017~2022		113,300	USD 100,000	1.95%	2.63%		1,133.00
Woori Bank	2017~2022		56,650	USD 50,000	1.95%	2.63%		1,133.00
Kookmin Bank	2017~2022		56,650	USD 50,000	1.95%	2.63%		1,133.00
Korea Development Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Woori Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Credit Agricole	2018~2023		112,890	USD 100,000	2.26%	3.88%		1,128.90
KEB Hana Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Kookmin Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90

(5)	Interest rate swap contracts which are not designated as hedge instruments as of December 31, 2018 are as follows:

Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay	Receive
		In millions of won and thousands of USD
KEB Hana Bank	2017~2022	￦ 100,000	2.01%	3M CD+0.24%
KEB Hana Bank	2017~2022	100,000	2.06%	3M CD+0.27%
Nomura(*1)	2017~2037	30,000	2.05%	3.08%
KEB Hana Bank	2017~2021	200,000	2.45%	3M CD+0.32%
Nomura(*2)	2018~2038	30,000	2.56%	3.75%
KEB Hana Bank	2018~2023	200,000	2.15%	3M CD+0.19%
KEB Hana Bank	2018~2023	200,000	2.17%	3M CD+0.19%
KEB Hana Bank	2018~2023	150,000	2.03%	3M CD+0.21%
Societe Generale	2017~2022	200,000	3M Libor+3.44%	3.77%
Export-import bank of Korea	2015~2031	USD 15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD 7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD 7,861	2.67%	6M USD Libor

(*1)	2.05% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD+0.10% is applied thereafter.

(*2)	2.56% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD+0.10% is applied thereafter.

(6)	Interest rate swap contracts which are designated as hedge instruments as of December 31, 2018 are as follows:

Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay	Receive
		In millions of won and thousands of USD
BNP Paribas	2009~2027	USD 92,120	4.16%	6M USD Libor
KFW	2009~2027	USD 92,120	4.16%	6M USD Libor
Credit Agricole	2018~2033	USD 92,686	3.98%~4.10%	6M USD Libor
SMBC	2018~2033	USD 121,205	4.05%~4.18%	6M USD Libor
Mizuho Bank	2016~2019	USD 36,890	1.56%	1.65%
SMBC	2016~2019	USD 36,890	1.56%	1.65%
Export-import bank of Korea	2016~2036	USD 2,564	3.00%	4.99%

(7)

Gain and loss on valuation and transaction of derivatives for the years ended December 31, 2016, 2017 and 2018 are as follows and included in finance income and costs in the consolidated statements of comprehensive income (loss):

		Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)			Accumulated other comprehensive income (loss) (*)
		2016	2017	2018	2016	2017	2018	2016	2017	2018
		In millions of won
Currency forward	￦	15,993	(41,889)	12,632	4,266	(28,223)	23,991	—	—	—
Currency swap		253,035	(843,747)	145,088	(68,266)	(137,376)	123,670	40,031	26,810	(12,516)
Interest rate swap		8,517	6,909	(2,949)	7,562	(3,362)	(364)	6,719	5,074	6,087
Other derivatives		10,523	4,060	(1,568)	—	—	—	—	—	—

	￦	288,068	(874,667)	153,203	(56,438)	(168,961)	147,297	46,750	31,884	(6,429)

(*)	For the year ended December 31, 2018, the net gain on valuation of derivatives applying cash flow hedge accounting of ￦211 million, net of tax, is included in other comprehensive income or loss.

15.	Other Financial Assets

(1)	Other financial assets as of December 31, 2017 and 2018 are as follows:

		2017		2018
		Current	Non-current	Current	Non-current
		In millions of won
Loans and receivables	￦	244,309	711,069	123,657	639,673
Allowance for doubtful accounts		—	(8,948)	(12)	(4,940)
Present value discount		(976)	(39,813)	(992)	(38,712)
Long-term / short-term financial instruments(*1)		1,702,084	542,430	1,869,286	448,741
Financial assets at fair value through profit or loss(*1)		—	111,512	—	—

	￦	1,945,417	1,316,250	1,991,939	1,044,762

(*1)

Certain financial assets at fair value previously recognized as other financial assets is reclassified to financial assets at fair value through profit or loss upon the adoption of IFRS 9 ‘Financial Instruments’.

(2)	Loans and receivables as of December 31, 2017 and 2018 are as follows:

		2017
		Face value	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Short-term loans and receivables
Loans for tuition	￦	33,763	—	(976)	32,787
Loans for housing		14,126	—	—	14,126
Fisheries loan		352	—	—	352
Other loans		196,068	—	—	196,068

		244,309	—	(976)	243,333

Long-term loans and receivables
Loans for tuition		408,803	—	(39,716)	369,087
Loans for housing		140,452	—	—	140,452
Loans for related parties		94,581	(8,948)	—	85,633
Fisheries loan		960	—	(97)	863
Other loans		66,273	—	—	66,273

		711,069	(8,948)	(39,813)	662,308

	￦	955,378	(8,948)	(40,789)	905,641

		2018
		Face value	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Short-term loans and receivables
Loans for tuition	￦	33,333	—	(992)	32,341
Loans for housing		15,572	—	—	15,572
Fisheries loan		320	—	—	320
Other loans		74,432	(12)	—	74,420

		123,657	(12)	(992)	122,653

Long-term loans and receivables
Loans for tuition		414,893	—	(38,659)	376,234
Loans for housing		167,723	—	—	167,723
Loans for related parties		46,798	(4,930)	—	41,868
Fisheries loan		640	—	(53)	587
Other loans		9,619	(10)	—	9,609

		639,673	(4,940)	(38,712)	596,021

	￦	763,330	(4,952)	(39,704)	718,674

(3)	Changes in the allowance for doubtful accounts of loans for the years ended December 31, 2016, 2017 and 2018 are as follows:

		2016	2017	2018
		In millions of won
Beginning balance	￦	—	4,532	8,948
Bad debt expense		4,352	2,465	22
Other		180	1,951	(4,018)

Ending balance	￦	4,532	8,948	4,952

(4)	Long-term and short-term financial instruments as of December 31, 2017 and 2018 are as follows:

		2017		2018
		Current	Non-current	Current	Non-current
		In millions of won
Time deposits	￦	1,479,034	2	1,602,285	63,358
ABCP		145,000	65,600	—	—
CP		58,050	—	—	—
CD		10,000	—	10,000	—
RP		10,000	1,634	—	—
Others		—	475,194	257,001	385,383

	￦	1,702,084	542,430	1,869,286	448,741

16.	Inventories

Inventories as of December 31, 2017 and 2018 are as follows:

		2017
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	3,528,835	(2,829)	3,526,006
Merchandise		107	—	107
Work-in-progress		138,709	(1,028)	137,681
Finished goods		72,923	(1,517)	71,406
Supplies		1,581,661	(3,940)	1,577,721
Inventories in transit		679,358	—	679,358
Other inventories		9,807	—	9,807

	￦	6,011,400	(9,314)	6,002,086

		2018
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	3,886,739	(2,609)	3,884,130
Work-in-progress		189,907	(1,028)	188,879
Finished goods		50,526	—	50,526
Supplies		1,858,751	(3,907)	1,854,844
Inventories in transit		1,196,113	—	1,196,113
Other inventories		13,761	—	13,761

	￦	7,195,797	(7,544)	7,188,253

The reversals of the allowance for loss on inventory valuation due to increase in the net realizable value of inventory deducted from cost of sales for the years ended December 31, 2016, 2017 and 2018 were ￦2,473 million, ￦437 million and ￦3,723 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the years ended December 31, 2016, 2017 and 2018 were ￦2,683 million, ￦3,875 million and ￦1,953 million, respectively.

17.	Finance Lease Receivables

(1)	Finance lease contracts

The Company entered into a power purchase agreement (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25 year lease term, and accounts for the

PPA as a finance lease. Also, the Company has fly-ash pipe conduit finance leases with an average lease term of 7 years. In addition, the Company provides 31 energy storage system installation projects and 44 energy efficiency contracts as finance leases with a lease term of 2 to 10 years. Also, the Company entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years (December 2013 to November 2038) of all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)

Finance lease receivables as of December 31, 2017 and 2018 are as follows and included in current and non-current trade and other receivables, net, in the consolidated statements of financial position:

		2017			2018
		Minimum lease payments	Present value of minimum lease payments		Minimum lease payments	Present value of minimum lease payments
		In millions of won
Less than 1 year	￦	49,542		13,067	124,918	84,688
1 ~ 5 years		381,181		203,990	467,518	223,622
More than 5 years		1,398,449		645,564	1,333,016	675,036

	￦	1,829,172		862,621	1,925,452	983,346

Allowance for doubtful accounts				—		(1,133)

			￦	862,621		982,213

(3)

There are no impaired finance lease receivables as of December 31, 2016 and 2017, and changes in the allowance for doubtful accounts of finance lease receivables for the year ended December 31, 2018 are as follows:

	2018
	In millions of won
Beginning balance	￦	—
Bad debt expense		1,133
Write-off		—
Other		—

Ending balance	￦	1,133

18.	Non-Financial Assets

Non-financial assets as of December 31, 2017 and 2018 are as follows:

	2017			2018
	Current		Non-current	Current	Non-current
	In millions of won
Advance payment	￦	109,743	43,872	156,073	160,628
Prepaid expenses		251,715	90,118	290,944	90,449
Others(*1)		392,534	112,828	431,871	76,075

	￦	753,992	246,818	878,888	327,152

(*1)	Details of others as of December 31, 2017 and 2018 are as follows:

		2017		2018
		Current	Non-current	Current	Non-current
		In millions of won
Tax refund receivables	￦	89,762	1,940	82,348	1,276
Greenhouse gas emissions rights		135,211	—	93,749	—
Other quick assets(*2)		167,561	110,888	255,774	74,799

	￦	392,534	112,828	431,871	76,075

(*2)

The Company has recognized ￦92,128 million of its rights in connection with the securities of Orano Expansion as non-current non-financial assets as of December 31, 2017 and 2018. The Company recognized an impairment loss of ￦87,023 million as it was determined that there is objective evidence of impairment related to its equity interest in and loans to Orano Expansion for the year ended December 31, 2018.

19.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of December 31, 2017 and 2018 are as follows:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2017	2018
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc.(*1)	Architectural engineering for utility plant and others	KOREA	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
Garolim Tidal Power Plant Co., Ltd.(*2)	Power generation	KOREA	49.00%	49.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Canada Energy Ltd.	Resources development	CANADA	100.00%	—
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Holding company	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2017	2018
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy, Ltd.	Holding company	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	79.64%	79.64%
Korea Electric Power Nigeria Ltd.	Operation of utility plant	NIGERIA	100.00%	100.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service(*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Holding company	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	CANADA	96.36%	96.36%
PT KEPCO Resource Indonesia	Holding company	INDONESIA	100.00%	—
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	99.96%	99.96%
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited(*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd.(*4)	Recycling fly ashes	KOREA	86.22%	86.22%
Commerce and Industry Energy Co., Ltd.(*5)	Power generation	KOREA	59.03%	59.03%
KEPCO Singapore Holdings Pte., Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KOWEPO India Private Limited(*6)	Holding company	INDIA	100.00%	—
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	51.00%	51.00%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
HeeMang Sunlight Power Co., Ltd.	Operation of utility plant	KOREA	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	KOREA	50.00%	50.00%
HI Carbon Professional Private Special Asset Investment Trust 1	Holding company	KOREA	96.67%	96.67%
Chitose Solar Power Plant LLC	Power generation	JAPAN	80.10%	80.10%

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2017	2018
KEPCO Energy Solution Co. Ltd.	Energy service	KOREA	100.00%	100.00%
Solar School Plant Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KOSPO Power Services Limitada	Utility plant maintenance and others	CHILE	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	KOREA	99.75%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	LAOS	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	100.00%
KEPCO Alamosa LLC	Holding company	USA	50.10%	50.10%
Cogentrix Solar Services, LLC	Holding company	USA	50.10%	—
Solar Investments I, LLC	Holding company	USA	50.10%	—
KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC)	Power generation	USA	50.10%	50.10%
KEPCO-LG CNS Mangilao Holdings LLC	Holding company	USA	70.00%	70.00%
Mangilao Investment LLC	Holding company	USA	70.00%	70.00%
KEPCO-LG CNS Mangilao Solar, LLC	Power generation	USA	70.00%	70.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	KOREA	70.22%	68.84%
PT. Siborpa Eco Power	Construction and operation of utility plant	INDONESIA	64.71%	55.00%
BSK E-New Industry Fund VII	Holding company	KOREA	81.47%	80.86%
e-New Industry LB Fund 1	Holding company	KOREA	75.92%	75.36%
Songhyun e-New Industry Fund	Holding company	KOREA	80.45%	79.85%
PT. Korea Energy Indonesia	Utility plant maintenance and others	INDONESIA	—	95.00%
KOLAT SpA	Utility plant maintenance and others	CHILE	—	100.00%
KEPCO California, LLC	Holding company	USA	—	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	—	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	KOREA	—	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	KOREA	—	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	KOREA	—	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	KOREA	—	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	KOREA	—	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	KOREA	—	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	INDONESIA	—	95.00%

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.08%.

(*2)	These subsidiaries are included in the consolidated financial statements as the Company obtained the majority of the voting power through the shareholders’ agreement.

(*3)	As of reporting date, the annual reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.

(*4)	The effective percentage of ownership has increased to 86.22% since Long Lasting Value exercised the put option to sell its investment to KOSEP during the year ended December 31, 2017.

(*5)

The Company guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Company which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

(*6)	KOWEPO India Private Limited was in the process of liquidating its business as of December 31, 2018 and has been reclassified to assets held-for-sale, accordingly.

(2)	Subsidiaries newly included in or excluded from consolidation for the year ended December 31, 2018 are as follows:

Subsidiaries included in consolidation during the year ended December 31, 2018.

Subsidiary	Reason
PT. Korea Energy Indonesia	Newly established
KOLAT SpA	Newly established
KEPCO California, LLC	Newly established
KEPCO Mojave Holdings, LLC	Newly established
Incheon Fuel Cell Co., Ltd.	Newly established
KOEN Service Co., Ltd.	Newly established
KOMIPO Service Co., Ltd.	Newly established
KOWEPO Service Co., Ltd.	Newly established
KOSPO Service Co., Ltd.	Newly established
EWP Service Co., Ltd.	Newly established
PT. KOMIPO Energy Indonesia	Newly established

Subsidiaries	excluded from consolidation during the year ended December 31, 2018.

Subsidiary	Reason
KEPCO Canada Energy Ltd.	Liquidated
Cogentrix Solar Services, LLC	Liquidated
Solar Investments I, LLC	Liquidated
PT KEPCO Resource Indonesia	Liquidated
KOWEPO India Private Limited	Liquidating

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2017 and 2018 are as follows:

2017
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	55,011,096	29,252,816	9,415,751	854,346
Korea South-East Power Co., Ltd.		9,879,577	4,844,184	5,387,846	130,371
Korea Midland Power Co., Ltd.		9,893,822	6,148,173	4,167,009	104,591
Korea Western Power Co., Ltd.		9,660,426	5,739,534	4,199,079	110,939
Korea Southern Power Co., Ltd.		9,648,741	5,401,216	4,397,552	98,817
Korea East-West Power Co., Ltd.		8,855,518	4,204,187	4,644,330	217,599
KEPCO Engineering & Construction Company, Inc.		762,166	305,134	490,193	21,222
KEPCO Plant Service & Engineering Co., Ltd.		1,195,086	294,689	1,232,113	135,482
KEPCO Nuclear Fuel Co., Ltd.		792,187	421,088	279,664	4,557
KEPCO KDN Co., Ltd.		524,520	155,715	619,470	48,968
Garolim Tidal Power Plant Co., Ltd.		619	345	—	(12)
KEPCO International HongKong Ltd.		153,529	1	—	4,380
KEPCO International Philippines Inc.		102,323	886	—	47,201
KEPCO Gansu International Ltd.		11,567	493	—	(29)
KEPCO Philippines Holdings Inc.		127,922	2,621	—	43,218
KEPCO Philippines Corporation		6,293	114	—	2,098
KEPCO Ilijan Corporation		474,624	57,801	109,183	66,320
KEPCO Lebanon SARL		1,069	9,281	—	(219)
KEPCO Neimenggu International Ltd.		165,937	—	—	500
KEPCO Shanxi International Ltd.		497,990	193,309	—	3,796
KOMIPO Global Pte Ltd.		225,411	1,497	—	21,858
KEPCO Canada Energy Ltd.		132	22	—	(32)
KEPCO Netherlands B.V.		114,911	49	—	17,309
KOREA Imouraren Uranium Investment Corp.		151,278	131	—	1,490
KEPCO Australia Pty., Ltd.		466,654	569	—	(568)
KOSEP Australia Pty., Ltd.		27,076	333	12,096	1,601
KOMIPO Australia Pty., Ltd.		31,441	4,691	12,096	1,133
KOWEPO Australia Pty., Ltd.		31,586	4,691	12,096	1,232
KOSPO Australia Pty., Ltd.		29,472	4,221	12,096	(2,759)
KEPCO Middle East Holding Company		95,812	90,842	—	2,913
Qatrana Electric Power Company		460,206	327,401	18,892	23,310
KHNP Canada Energy, Ltd.		51,994	31	—	(92)
KEPCO Bylong Australia Pty., Ltd.		242,364	277,549	—	20,271
Korea Waterbury Uranium Limited Partnership		20,886	136	—	(59)
Korea Electric Power Nigeria Ltd.		238	76	2,164	29
KEPCO Holdings de Mexico		235	30	—	(20)
KST Electric Power Company		546,242	478,230	120,126	16,154
KEPCO Energy Service Company		1,793	451	6,773	976
KEPCO Netherlands S3 B.V.		46,642	53	—	2,382
PT. KOMIPO Pembangkitan Jawa Bali		11,261	4,769	20,956	4,666
PT. Cirebon Power Service		2,808	155	7,439	592

2017
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
KOWEPO International Corporation	￦	—	8	—	(2)
KOSPO Jordan LLC		24,077	13,594	7,331	953
EWP Philippines Corporation		1,708	836	—	(17)
EWP America Inc.(*1)		79,854	67,308	23,543	(9,737)
KNF Canada Energy Limited		1,884	31	—	(43)
PT KEPCO Resource Indonesia		491	—	—	(311)
EWP Barbados 1 SRL		235,096	450	—	(2,585)
Gyeonggi Green Energy Co., Ltd.		282,408	199,160	95,192	3,203
PT. Tanggamus Electric Power		179,317	160,144	34,281	4,640
Gyeongju Wind Power Co., Ltd.		112,279	82,124	7,219	2,400
KOMIPO America Inc.		10,505	521	—	2,071
KOSEP USA, INC.		184	9,065	—	26,997
PT. EWP Indonesia		2,035	23	—	1,916
KEPCO Netherlands J3 B.V.		122,612	76	—	12,115
Korea Offshore Wind Power Co., Ltd.		190,195	1,985	—	(6,997)
Global One Pioneer B.V.		151	38	—	(80)
Global Energy Pioneer B.V.		309	41	—	(87)
Mira Power Limited		208,150	163,198	—	737
KOSEP Material Co., Ltd.		2,751	1,448	3,128	320
Commerce and Industry Energy Co., Ltd.		99,129	87,926	30,577	(749)
KEPCO Singapore Holdings Pte., Ltd.		3,265	4	—	(24)
KOWEPO India Private Limited		781	—	—	(46)
KEPCO KPS Philippines Corp.		6,636	235	6,840	555
KOSPO Chile SpA		133,570	50,109	—	1,066
PT. KOWEPO Sumsel Operation And Maintenance Services		1,350	279	7,651	659
HeeMang Sunlight Power Co., Ltd.		6,876	3,395	105	(229)
Fujeij Wind Power Company		165,636	156,099	—	8,836
KOSPO Youngnam Power Co.,Ltd.		412,785	333,302	68,973	939
HI Carbon Professional Private Special Asset Investment Trust 1		3,002	—	—	12
Chitose Solar Power Plant LLC		136,098	121,622	7,083	4,100
KEPCO Energy Solution Co. Ltd.		313,401	12,376	5,544	1,325
Solar School Plant Co., Ltd.		201,482	599	67	874
KOSPO Power Services Limitada		3,901	887	11,067	666
Energy New Industry Specialized Investment Private Investment Trust(*3)		506,207	2,118	—	52
KOEN Bylong Pty., Ltd.		5,875	—	—	—
KOMIPO Bylong Pty., Ltd.		5,875	—	—	—
KOWEPO Bylong Pty., Ltd.		5,875	—	—	—
KOSPO Bylong Pty., Ltd.		5,875	—	—	—
EWP Bylong Pty., Ltd.		5,875	—	—	—
KOWEPO Lao International		3,259	1,452	3,624	1,881
KEPCO US Inc.		16,913	—	—	—
KEPCO Alamosa LLC		33,144	492	—	(218)
Cogentrix Solar Services, LLC(*2)		84,458	53,116	8,958	(112)

2017
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
KEPCO-LG CNS Mangilao Holdings LLC	￦	24,131	24,395	—	(278)
Mangilao Investment LLC		24,131	—	—	—
KEPCO-LG CNS Mangilao Solar, LLC		24,002	134	—	(278)
Jeju Hanlim Offshore Wind Co., Ltd.		36	—	—	—
PT. Siborpa Eco Power		11,562	214	—	(518)

(*1)

Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(*2)	Financial information of Cogentrix Solar Services, LLC includes that of two other subsidiaries, Solar Investments I, LLC and KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC).

(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of three other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1 and Songhyun e-New Industry Fund.

2018
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	55,792,704	30,484,104	8,858,717	(137,613)
Korea South-East Power Co., Ltd.		9,997,758	4,948,553	5,521,038	25,736
Korea Midland Power Co., Ltd.		10,839,218	7,088,013	4,368,467	(38,142)
Korea Western Power Co., Ltd.		9,902,752	5,965,410	4,841,261	(28,157)
Korea Southern Power Co., Ltd.		9,810,985	5,463,721	5,539,793	55,439
Korea East-West Power Co., Ltd.		8,744,380	4,092,460	4,933,525	3,345
KEPCO Engineering & Construction Company, Inc.		771,480	310,100	433,701	12,937
KEPCO Plant Service & Engineering Co., Ltd.		1,275,365	296,428	1,239,604	160,791
KEPCO Nuclear Fuel Co., Ltd.		817,416	434,439	230,667	15,835
KEPCO KDN Co., Ltd.		566,807	159,423	622,154	60,016
Garolim Tidal Power Plant Co., Ltd.		608	345	—	(11)
KEPCO International HongKong Ltd.		140,101	1	—	3,307
KEPCO International Philippines Inc.		107,948	1,475	—	52,539
KEPCO Gansu International Ltd.		12,047	515	—	(24)
KEPCO Philippines Holdings Inc.		188,551	9,775	—	53,219
KEPCO Philippines Corporation		6,394	213	—	54
KEPCO Ilijan Corporation		431,444	53,413	99,844	49,631
KEPCO Lebanon SARL		1,509	9,686	—	413
KEPCO Neimenggu International Ltd.		194,336	—	—	20,829
KEPCO Shanxi International Ltd.		519,991	201,732	—	290
KOMIPO Global Pte Ltd.		250,456	961	—	11,478
KEPCO Netherlands B.V.		130,460	77	—	26,550
KOREA Imouraren Uranium Investment Corp.		63,517	171	—	(89,852)
KEPCO Australia Pty., Ltd.		439,719	14	—	49
KOSEP Australia Pty., Ltd.		37,057	2,832	20,294	7,315
KOMIPO Australia Pty., Ltd.		39,066	4,659	20,294	7,193
KOWEPO Australia Pty., Ltd.		39,341	4,702	20,294	7,316
KOSPO Australia Pty., Ltd.		36,525	3,585	20,294	9,520
KEPCO Middle East Holding Company		101,201	92,862	—	3,043
Qatrana Electric Power Company		484,383	326,486	18,766	21,170
KHNP Canada Energy, Ltd.		49,776	35	—	(26)
KEPCO Bylong Australia Pty., Ltd.		254,398	315,921	—	(29,573)
Korea Waterbury Uranium Limited Partnership		20,890	142	—	(74)

2018
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Korea Electric Power Nigeria Ltd.	￦	112	39	727	(93)
KEPCO Holdings de Mexico		248	57	—	(11)
KST Electric Power Company		535,807	457,867	109,735	10,274
KEPCO Energy Service Company		1,940	1,454	5,117	(232)
KEPCO Netherlands S3 B.V.		46,518	38	—	1,226
PT. KOMIPO Pembangkitan Jawa Bali		11,405	5,472	20,320	3,925
PT. Cirebon Power Service		1,588	273	7,228	177
KOWEPO International Corporation		—	8	—	—
KOSPO Jordan LLC		16,315	3,432	34,371	1,907
EWP Philippines Corporation		1,684	829	—	(11)
EWP America Inc.(*1)		72,525	4,903	29,557	(4,483)
KNF Canada Energy Limited		1,801	20	—	(45)
EWP Barbados 1 SRL		268,033	1,581	688	11,221
Gyeonggi Green Energy Co., Ltd.		293,812	185,043	96,442	25,121
PT. Tanggamus Electric Power		216,321	187,502	26,832	9,338
Gyeongju Wind Power Co., Ltd.		122,303	83,348	21,906	8,803
KOMIPO America Inc.		10,092	572	—	(885)
KOSEP USA, INC.		1	4,857	—	4,341
PT. EWP Indonesia		7,444	14	—	3,138
KEPCO Netherlands J3 B.V.		115,978	77	—	(104)
Korea Offshore Wind Power Co., Ltd.		216,114	36,377	—	(8,473)
Global One Pioneer B.V.		162	87	—	(113)
Global Energy Pioneer B.V.		325	74	—	(102)
Mira Power Limited		277,525	213,104	—	(980)
KOSEP Material Co., Ltd.		2,862	1,249	3,240	377
Commerce and Industry Energy Co., Ltd.		92,872	88,009	27,937	(6,091)
KEPCO Singapore Holdings Pte., Ltd.		582	9	—	(31)
KEPCO KPS Philippines Corp.		7,501	358	4,815	766
KOSPO Chile SpA		139,814	57,502	—	1,016
PT. KOWEPO Sumsel Operation And Maintenance Services		1,313	394	4,343	(654)
HeeMang Sunlight Power Co., Ltd.		10,915	7,626	146	(192)
Fujeij Wind Power Company		217,796	212,435	—	(1,033)
KOSPO Youngnam Power Co., Ltd.		413,472	325,589	369,669	8,155
HI Carbon Professional Private Special Asset Investment Trust 1		3,002	—	—	12
Chitose Solar Power Plant LLC		115,505	105,079	15,022	872
KEPCO Energy Solution Co. Ltd.		304,103	849	5,584	2,532
Solar School Plant Co., Ltd.		204,282	1,366	1,149	2,033
KOSPO Power Services Limitada		3,045	596	9,610	1,132
Energy New Industry Specialized Investment Private Investment Trust(*2)		66,498	1,014	—	(1,140)
KOEN Bylong Pty., Ltd.		5,544	26	—	(10)
KOMIPO Bylong Pty., Ltd.		5,544	26	—	(25)
KOWEPO Bylong Pty., Ltd.		5,544	26	—	—
KOSPO Bylong Pty., Ltd.		5,544	26	—	(25)
EWP Bylong Pty., Ltd.		5,544	16	—	(15)
KOWEPO Lao International		3,800	1,015	2,899	895
KEPCO US Inc.		16,640	—	—	6
KEPCO Alamosa LLC		32,346	79	750	(688)
KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC)		64,223	48,819	9,015	200
KEPCO-LG CNS Mangilao Holdings LLC		25,642	27,197	—	(1,144)

2018
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Mangilao Investment LLC	￦	25,641	—	—	—
KEPCO-LG CNS Mangilao Solar, LLC		25,406	146	—	(104)
Jeju Hanlim Offshore Wind Co., Ltd.		16,557	328	—	(925)
PT. Siborpa Eco Power		12,363	141	—	(1,771)
PT. Korea Energy Indonesia		1,183	60	1,459	223
KOLAT SpA		38,362	474	585	(186)
KEPCO California, LLC		42,171	21	—	(332)
KEPCO Mojave Holdings, LLC		103,189	65,730	—	(3,959)
Incheon Fuel Cell Co., Ltd.		23,626	415	—	(201)
KOEN Service Co., Ltd.		583	31	—	(48)
KOMIPO Service Co., Ltd.		576	17	—	(41)
KOWEPO Service Co., Ltd.		750	227	—	(77)
KOSPO Service Co., Ltd.		576	6	—	(30)
EWP Service Co., Ltd.		667	97	—	(30)
PT. KOMIPO Energy Indonesia		2,236	—	—	—

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

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ￦35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ￦20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors.

(5)	Details of non-controlling interest prior to intra-group eliminations as of and for the years ended December 31, 2016, 2017 and 2018 are as follows:

2016
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	￦	154,758	553,924	270,553	1,211,510	2,190,745
Non-current assets		403,272	532,497	516,043	2,379,882	3,831,694
Current liabilities		(19,256)	(264,506)	(286,444)	(297,510)	(867,716)
Non-current liabilities		(39,193)	(36,984)	(78,232)	(1,919,924)	(2,074,333)
Net assets		499,581	784,931	421,920	1,373,958	3,080,390
Book value of non-controlling interest		244,794	384,616	143,115	684,093	1,456,618
Sales		116,667	1,214,304	506,012	674,461	2,511,444
Profit for the period		51,552	86,657	17,796	102,170	258,175
Profit for the period attributable to non-controlling interest		25,260	42,462	6,036	26,709	100,467
Cash flows from operating activities		102,546	121,240	18,748	84,086	326,620
Cash flows from investing activities		(117)	79,807	(7,556)	(367,674)	(295,540)
Cash flows from financing activities before dividends to non-controlling interest		(56,863)	(39,911)	(1,634)	877,863	779,455
Dividends to non-controlling interest		(55,705)	(36,139)	(2,539)	(22,054)	(116,437)
Effect of exchange rate fluctuation		1,529	127	(854)	7,216	8,018
Net increase (decrease) of cash and cash equivalents		(8,610)	125,124	6,165	579,437	702,116

2017
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	￦	160,588	623,934	257,529	1,269,175	2,311,226
Non-current assets		314,036	571,152	504,637	2,588,833	3,978,658
Current liabilities		(21,546)	(278,562)	(221,860)	(394,320)	(916,288)
Non-current liabilities		(36,255)	(16,127)	(83,274)	(2,014,925)	(2,150,581)
Net assets		416,823	900,397	457,032	1,448,763	3,223,015
Book value of non-controlling interest		204,243	441,194	155,025	612,245	1,412,707
Sales		109,183	1,232,113	490,193	719,087	2,550,576
Profit for the period		66,320	135,482	21,222	66,419	289,443
Profit for the period attributable to non-controlling interest		32,497	66,386	7,199	20,447	126,529
Cash flows from operating activities		123,534	129,801	62,578	60,021	375,934
Cash flows from investing activities		(5,276)	(193,408)	(8,622)	(409,353)	(616,659)
Cash flows from financing activities before dividends to non-controlling interest		(44,442)	(15,606)	(55,504)	339,432	223,880
Dividends to non-controlling interest		(48,855)	(14,994)	(1,419)	(20,840)	(86,108)
Effect of exchange rate fluctuation		(7,432)	(1,267)	(101)	(24,206)	(33,006)
Net increase (decrease) of cash and cash equivalents		17,529	(95,474)	(3,068)	(54,946)	(135,959)

2018
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	￦	163,622	628,725	281,390	956,928	2,030,665
Non-current assets		267,822	646,640	490,090	2,760,500	4,165,052
Current liabilities		(16,819)	(270,097)	(248,402)	(559,552)	(1,094,870)
Non-current liabilities		(36,594)	(26,331)	(61,698)	(1,933,583)	(2,058,206)
Net assets		378,031	978,937	461,380	1,224,293	3,042,641
Book value of non-controlling interest		185,235	479,679	156,500	680,963	1,502,377
Sales		99,844	1,239,604	433,701	966,037	2,739,186
Profit for the period		49,631	160,791	12,937	92,457	315,816
Profit for the period attributable to non-controlling interest		24,319	78,788	4,388	28,475	135,970
Cash flows from operating activities		92,822	129,700	81,042	110,448	414,012
Cash flows from investing activities		(4,452)	(123,593)	(50,569)	35,167	(143,447)
Cash flows from financing activities before dividends to non-controlling interest		(53,733)	(33,737)	(14,591)	(374,669)	(476,730)
Dividends to non-controlling interest		(51,626)	(32,414)	(2,839)	(23,452)	(110,331)
Effect of exchange rate fluctuation		2,840	(124)	31	1,304	4,051
Net increase (decrease) of cash and cash equivalents		(14,149)	(60,168)	13,074	(251,202)	(312,445)

(6)	Changes in goodwill

(i)	Details of goodwill as of December 31, 2017 and 2018 are as follows:

	2017		2018
	In millions of won
Acquisition cost	￦	2,582	2,582
Accumulated impairment		—	—

Carrying book value	￦	2,582	2,582

(ii)	There are no changes in goodwill for the years ended December 31, 2017 and 2018.

(7)	Disposals of subsidiaries

KEPCO Canada Uranium Investment Limited Partnership was dissolved and the Company liquidated DG Kings Plaza, LLC during the year ended December 31, 2016. Also, the Company liquidated KEPCO Canada Energy Ltd., Cogentrix Solar Services, LLC, Solar Investments I, LLC, and PT KEPCO Resource Indonesia during the year ended December 31, 2018.

(i)	The fair value of proceeds from disposal as of December 31, 2016, 2017 and 2018, respectively, are as follows:

	2016		2017	2018
	In millions of won
Consideration received in cash	￦	898	—	160
Net assets transferred due to dissolution or liquidation		34,148	—	—

	￦	35,046	—	160

(ii)	The carrying value of assets and liabilities of subsidiaries as of the date the Company lost its control during the years ended December 31, 2016, 2017 and 2018, respectively, are as follows:

	2016		2017	2018
	In millions of won
Current assets
Cash and cash equivalents	￦	898	—	175
Current financial assets		81	—	—
Trade and other receivables		—	—	11
Non-current assets
Available-for-sale financial assets		34,089	—	—
Current liabilities
Current financial liabilities		(22)	—	—
Trade and other payables		—	—	(28)

	￦	35,046	—	158

(iii)	Gain from disposals of subsidiaries for the years ended December 31, 2016, 2017 and 2018, respectively, are as follows:

	2016		2017	2018
	In millions of won
Fair value of sale price	￦	35,046	—	160
Net assets disposed		(35,046)	—	(158)
Non-controlling interests		—	—	—
Realization of unrealized gain		—	—	70
Other comprehensive income		—	—	—

Gain from disposals of subsidiaries(*1)	￦	—	—	72

(*1)	Gain from disposals of subsidiaries is included in the consolidated statements of comprehensive income (loss).

(iv)	Net cash flow from sales of subsidiaries for the years ended December 31, 2016, 2017 and 2018, respectively, are as follows:

	2016		2017	2018
	In millions of won
Consideration received in cash	￦	898	—	160
Less: cash held by disposed subsidiaries		(898)	—	(175)

Net cash flow	￦	—	—	(15)

(8)	Cash dividends received from subsidiaries for the years ended December 31, 2016, 2017 and 2018, respectively, are as follows:

Subsidiaries		2016	2017	2018
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	635,200	543,072	281,234
Korea South-East Power Co., Ltd.		124,169	106,546	33,928
Korea Midland Power Co., Ltd.		23,073	54,305	26,581
Korea Western Power Co., Ltd.		36,238	66,992	28,996
Korea Southern Power Co., Ltd.		17,849	60,630	25,780
Korea East-West Power Co., Ltd.		67,906	94,430	61,408
KEPCO Engineering & Construction Company, Inc.		5,069	2,765	5,531
KEPCO Plant Service & Engineering Co., Ltd.		39,911	15,607	33,739
KEPCO Nuclear Fuel Co., Ltd.		3,411	3,231	1,077
KEPCO KDN Co., Ltd.		3,392	4,352	13,888
KEPCO International HongKong Ltd.		9,107	4,304	23,314
KEPCO International Philippines Inc.		61,862	44,906	52,507
KEPCO Ilijan Corporation		57,979	50,849	53,900
KEPCO Philippines Holdings Inc.		17,747	26,023	—
KEPCO Neimenggu International Ltd.		10,735	—	—
KOMIPO Global Pte Ltd.		10,432	—	—
Qatrana Electric Power Company		8,331	5,939	6,240
KOSPO Jordan LLC		1,095	—	—
KEPCO Energy Service Company		294	—	—
EWP Philippines Corporation		—	—	—
KEPCO Netherlands S3 B.V.		—	—	3,115
PT. KOMIPO Pembangkitan Jawa Bali		3,222	3,188	20,658
KEPCO Netherlands J3 B.V.		12,507	—	12,090
Gyeongju Wind Power Co., Ltd.		679	—	—
Energy New Industry Specialized Investment Private Investment Trust		—	291	—
HI Carbon Professional Private Special Asset Investment Trust 1		—	11	11
KOSPO Power Services Limitada		—	425	993
Cogentrix Solar Services, LLC		—	344	—
KEPCO Netherlands B.V.		—	—	17,424
PT. Cirebon Power Service		—	—	382
Chitose Solar Power Plant LLC		—	—	1,986

	￦	1,150,208	1,088,210	704,782

20.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of December 31, 2017 and 2018 are as follows:

2017
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
<Associates>
Korea Gas Corporation(*1)	Importing and wholesaling LNG	KOREA	20.47%	￦	94,500	1,618,868
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	21,838
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	40,606
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		48,353	8,337
Gangwon Wind Power Co., Ltd.(*2)	Power generation	KOREA	15.00%		5,725	13,855
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	114,806
Korea Power Exchange(*5)	Management of power market and others	KOREA	100.00%		127,839	237,631
AMEC Partners Korea Ltd.(*3)	Resources development	KOREA	19.00%		707	215
Hyundai Energy Co., Ltd.(*8)	Power generation	KOREA	30.66%		71,070	—
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	5,319
Taeback Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	3,089
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	4,136
Daeryun Power Co., Ltd.(*3, 9)	Power generation	KOREA	13.13%		25,477	25,113
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	7,515
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,218
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	52,283
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	649,973
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	97,410
KNOC Nigerian East Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	29,403
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	451,831
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	116,945
Pioneer Gas Power Limited(*7)	Power generation	INDIA	38.50%		49,831	38,659
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		71,481	61,779
Hadong Mineral Fiber Co., Ltd.(*3)	Recycling fly ashes	KOREA	8.33%		50	—
Green Biomass Co., Ltd.(*11, 14)	Power generation	KOREA	8.80%		714	208
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	—
Samcheok Eco Materials Co., Ltd.(*10)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	2,067
Naepo Green Energy Co., Ltd.	Power generation	KOREA	41.67%		29,200	20,598
Goseong Green Energy Co., Ltd.(*2)	Power generation	KOREA	1.12%		2,900	2,597
Gangneung Eco Power Co., Ltd.(*2)	Power generation	KOREA	1.61%		2,900	2,583
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		43,920	34,903
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	187
Dongducheon Dream Power Co., Ltd.	Power generation	KOREA	33.61%		111,134	53,233
Jinbhuvish Power Generation Pvt. Ltd.(*2)	Power generation	INDIA	5.16%		9,000	—
SE Green Energy Co., Ltd.	Power generation	KOREA	47.76%		3,821	3,476
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	1,718
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		5,580	3,763
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	3,659
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		5,243	7,363
Gunsan Bio Energy Co., Ltd.(*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		2,604	1,749
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	6,370

2017
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%	￦	290	383
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	27.00%		8,910	8,560
Korea Electric Power Corporation Fund(*12)	Developing electric enterprises	KOREA	98.09%		51,500	47,974
Energy Infra Asset Management Co., Ltd.(*3)	Asset management	KOREA	9.90%		297	476
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	11
YaksuESS Co., Ltd	Installing ESS related equipment	KOREA	29.00%		210	194
Nepal Water & Energy Development Company Private Limited(*15)	Construction and operation of utility plant	NEPAL	62.13%		33,577	30,498
Gwangyang Green Energy Co., Ltd.	Power generation	KOREA	20.00%		2,000	1,772
PND solar., Ltd	Power generation	KOREA	29.00%		1,250	1,250

					2,240,761	3,837,421

<Joint ventures>
KEPCO-Uhde Inc.(*6)	Power generation	KOREA	52.80%		11,355	258
Eco Biomass Energy Sdn. Bhd.(*6)	Power generation	MALAYSIA	61.53%		14,439	—
Datang Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		27,660	27,262
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		46,037	15,675
Shuweihat Asia Operation & Maintenance Company(*6)	Maintenance of utility plant	CAYMAN	55.00%		30	663
Waterbury Lake Uranium L.P.	Resources development	CANADA	35.76%		26,602	19,781
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	21,202
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	14,375
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	1,918
KEPCO SPC Power Corporation(*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	217,094
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	10,840
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	171,055
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	11,060
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	99,356
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	3,987
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	221,153
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	6,703
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	4,346
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	220,727
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	577
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,463
KODE NOVUS I LLC	Power generation	USA	50.00%		19,213	—
KODE NOVUS II LLC	Power generation	USA	50.00%		12,756	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		5,190	2,969
Amman Asia Electric Power Company(*6)	Power generation	JORDAN	60.00%		111,476	145,676
KAPES, Inc.(*6)	R&D	KOREA	51.00%		5,629	7,476
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		61,540	57,928
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,302
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	48,118
Yeonggwangbaeksu Wind Power Co., Ltd.(*3)	Power generation	KOREA	15.00%		3,000	2,734
Nghi Son 2 Power LLC	Power generation	VIETNAM	50.00%		2,781	183
Kelar S.A(*6)	Power generation	CHILE	65.00%		77,220	67,233
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	1,776
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	619

2017
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%	￦	15,370	13,786
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		285	—
Barakah One Company(*13)	Power generation	UAE	18.00%		118	626
Nawah Energy Company(*13)	Operation of utility plant	UAE	18.00%		296	258
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	391
Daegu Green Power Co., Ltd.	Power generation	KOREA	29.00%		46,225	42,391
Yeonggwang Wind Power Co., Ltd.	Power generation	KOREA	41.00%		15,375	15,294
Chester Solar IV SpA(*6)	Power generation	CHILE	81.82%		1,700	1,700
Chester Solar V SpA(*6)	Power generation	CHILE	81.82%		525	525
Diego de Almagro Solar SpA(*6)	Power generation	CHILE	81.82%		2,091	2,091
South Jamaica Power Company Limited	Power generation	JAMAICA	20.00%		7,090	6,704

					1,469,978	1,493,275

					3,710,739	5,330,696

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.

(*2)

The effective percentage of ownership is less than 20%. However, the Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*3)

The effective percentage of ownership is less than 20%. However, the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*4)

The effective percentage of ownership is less than 20%. However, the Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.

(*5)

The effective percentage of ownership is 100%. However, the Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*6)

The effective percentage of ownership is more than 100%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For these reasons, the entities are classified as joint ventures.

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

(*9)	The effective percentage of ownership is 19.45% considering stock purchase options.

(*10)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.

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

2018
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
<Associates>
Korea Gas Corporation(*1)	Importing and wholesaling LNG	KOREA	20.47%	￦	94,500	1,701,848
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	21,838
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	40,338
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		48,353	3,465
Gangwon Wind Power Co., Ltd.(*2)	Power generation	KOREA	15.00%		5,725	13,220
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	127,160
Korea Power Exchange(*5)	Management of power market and others	KOREA	100.00%		127,839	251,802
AMEC Partners Korea Ltd.(*3)	Resources development	KOREA	19.00%		707	209
Hyundai Energy Co., Ltd.(*8)	Power generation	KOREA	30.66%		71,070	—
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	5,665
Taeback Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	2,569
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	5,419
Daeryun Power Co., Ltd.(*3)	Power generation	KOREA	9.34%		40,854	26,099
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	8,086
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,337
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	57,558
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	647,010
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	108,628
KNOC Nigerian East Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	31,097
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	511,646
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	114,566
Pioneer Gas Power Limited(*7)	Power generation	INDIA	38.50%		49,831	20,395
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		84,374	77,165
Hadong Mineral Fiber Co., Ltd.(*3)	Recycling fly ashes	KOREA	8.33%		50	—
Green Biomass Co., Ltd.(*10)	Power generation	KOREA	8.80%		714	115
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	365
Samcheok Eco Materials Co., Ltd.(*9)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	8,015
Naepo Green Energy Co., Ltd.	Power generation	KOREA	41.67%		29,200	—
Goseong Green Energy Co., Ltd.(*2)	Power generation	KOREA	1.12%		2,900	2,459
Gangneung Eco Power Co., Ltd.(*2)	Power generation	KOREA	1.61%		2,900	2,495
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	67,600
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	202
Dongducheon Dream Power Co., Ltd.(*14)	Power generation	KOREA	33.61%		148,105	76,386
Jinbhuvish Power Generation Pvt. Ltd.(*2)	Power generation	INDIA	5.16%		9,000	—
SE Green Energy Co., Ltd.	Power generation	KOREA	47.76%		3,821	3,366
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	2,002
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		5,580	4,589
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	4,333
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		5,243	12,537
Gunsan Bio Energy Co., Ltd.(*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		2,800	1,593

2018
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%	￦	8,000	4,628
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	175
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	27.00%		8,910	10,401
Korea Electric Power Corporation Fund(*11)	Developing electric enterprises	KOREA	98.09%		51,500	47,189
Energy Infra Asset Management Co., Ltd.(*3)	Asset management	KOREA	9.90%		297	665
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	17
YaksuESS Co., Ltd	Installing ESS related equipment	KOREA	29.00%		210	460
Nepal Water & Energy Development Company Private Limited(*13)	Construction and operation of utility plant	NEPAL	57.67%		33,577	30,961
Gwangyang Green Energy Co., Ltd.	Power generation	KOREA	20.00%		2,000	1,206
PND solar., Ltd	Power generation	KOREA	29.00%		1,250	1,020
Hyundai Eco Energy Co., Ltd.(*2)	Power generation	KOREA	19.00%		3,610	3,388
YeongGwang Yaksu Wind Electric. Co., Ltd(*2)	Power generation	KOREA	9.63%		533	533

				￦	2,338,421	4,064,820

<Joint ventures>
KEPCO-Uhde Inc.(*6)	Power generation	KOREA	52.80%	￦	11,355	188
Eco Biomass Energy Sdn. Bhd.(*6)	Power generation	MALAYSIA	61.53%		14,439	—
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		44,405	27,251
Shuweihat Asia Operation & Maintenance Company(*6)	Maintenance of utility plant	CAYMAN	55.00%		30	792
Waterbury Lake Uranium L.P.	Resources development	CANADA	34.07%		26,602	19,032
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	21,379
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	15,209
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	1,918
KEPCO SPC Power Corporation(*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	208,306
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	9,981
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	166,162
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	39,442
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	105,328
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	5,834
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	239,632
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	7,708
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	4,761
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	240,591
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	515
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,676
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		5,190	2,669
Amman Asia Electric Power Company(*6)	Power generation	JORDAN	60.00%		111,476	177,357
KAPES, Inc.(*6)	R&D	KOREA	51.00%		5,629	9,079
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		61,540	19,912

2018
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
					In millions of won
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%	￦	3,480	4,860
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	42,505
Yeonggwangbaeksu Wind Power Co., Ltd.(*3)	Power generation	KOREA	15.00%		3,000	2,843
Nghi Son 2 Power LLC	Power generation	VIETNAM	50.00%		2,781	—
Kelar S.A(*6)	Power generation	CHILE	65.00%		78,060	72,824
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	7,081
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	579
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		15,370	16,751
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		3,191	1,632
Barakah One Company(*12)	Power generation	UAE	18.00%		118	3,807
Nawah Energy Company(*12)	Operation of utility plant	UAE	18.00%		296	274
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	582
Daegu Green Power Co., Ltd.	Power generation	KOREA	29.00%		46,225	41,110
Yeonggwang Wind Power Co., Ltd.	Power generation	KOREA	41.00%		15,375	15,304
Chester Solar IV SpA(*6)	Power generation	CHILE	81.82%		1,700	1,851
Chester Solar V SpA(*6)	Power generation	CHILE	81.82%		525	474
Diego de Almagro Solar SpA(*6)	Power generation	CHILE	81.82%		2,091	1,663
South Jamaica Power Company Limited	Power generation	JAMAICA	20.00%		16,231	16,124
Daesan Green Energy Co., Ltd.	Power generation	KOREA	35.00%		17,850	17,433
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	51,094
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	38,898
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	41,415
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	5,410
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	1,898
Laurel SpA(*6)	Power generation	CHILE	81.82%		1,222	921
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd(*3)	Power generation	AUSTRALIA	12.37%		4,095	3,940
Chile Solar JV SpA	Power generation	CHILE	50.00%		36,654	36,865
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	KOREA	46.58%		8,500	8,508
Cheong-Song Noraesan Wind Power Co., Ltd.	Power generation	KOREA	24.76%		2,073	2,073
Chester Solar I SpA(*6)	Power generation	CHILE	81.82%		1,181	1,181
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	47,903

					1,647,317	1,813,525

				￦	3,985,738	5,878,345

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.

(*2)

The effective percentage of ownership is less than 20%. However, the Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*3)

The effective percentage of ownership is less than 20%. However, the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*4)

The effective percentage of ownership is less than 20%. However, the Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its influence on the entity.

(*5)

The effective percentage of ownership is 100%. However, the Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by its right to nominate directors to the board of directors of the entity.

(*6)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

(*7)	As of reporting date, the annual reporting period of all associates and joint ventures ends on December 31, except for Pioneer Gas Power Limited whose reporting period ends on March 31.

(*8)

As of December 31, 2018, 15.64% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.

(*9)	The Company’s effective percentage of ownership excluding the redeemable convertible preferred stock is 25.54%.

(*10)

The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company.

(*11)

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

(*14)	The effective percentage of ownership is 34.01% considering redeemable convertible preferred stock.

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of December 31, 2017 and 2018 are as follows:

Investees		2017	2018
		In millions of won
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	￦	38,667	33,609
Korea Gas Corporation(*)		804,195	910,980
YTN Co., Ltd.		18,855	18,900
SPC Power Corporation		72,616	72,710
PT. Bayan Resources TBK		558,267	1,017,601

(*)

The carrying amount of Korea Gas Corporation (“KOGAS”) is ￦1,701,848 million as of December 31, 2018 and management has determined that there is objective evidence of impairment. As a result of the impairment test, the Company has not recognized any impairment loss as the value in use is greater than the carrying amount. The recoverable amount of KOGAS based on its value in use is calculated by considering the long-term natural gas supply and demand programs of future cash flows approved by Ministry of Trade, Industry & Energy and the discount rate of 4.80%.

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2017 and 2018 are as follows:

2017
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Korea Gas Corporation	￦	1,933,877	—	—	—	(242,232)	(72,648)	(129)	1,618,868
Korea Electric Power Industrial Development Co., Ltd.		20,475	—	—	(2,061)	3,428	102	(106)	21,838
YTN Co., Ltd.		38,156	—	—	(135)	1,095	929	561	40,606
Cheongna Energy Co., Ltd.		12,373	—	—	—	(4,036)	—	—	8,337
Gangwon Wind Power Co., Ltd.		13,069	—	—	(852)	1,638	—	—	13,855
Hyundai Green Power Co., Ltd.		115,998	—	—	(8,889)	7,697	—	—	114,806
Korea Power Exchange		223,238	—	—	—	8,831	—	5,562	237,631
AMEC Partners Korea Ltd.		225	—	—	—	(10)	—	—	215
Hyundai Energy Co., Ltd.		1,031	—	—	—	(3,498)	—	2,467	—
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		4,750	—	—	—	569	—	—	5,319
Taeback Guinemi Wind Power Co., Ltd.		3,131	—	—	—	(42)	—	—	3,089
Pyeongchang Wind Power Co., Ltd.		3,383	—	—	—	753	—	—	4,136
Daeryun Power Co., Ltd.		29,873	—	—	—	(4,762)	—	2	25,113
Changjuk Wind Power Co., Ltd.		6,930	—	—	(111)	696	—	—	7,515
KNH Solar Co., Ltd.		2,073	—	—	—	145	—	—	2,218
SPC Power Corporation		56,818	—	—	(5,562)	4,310	(3,276)	(7)	52,283
Gemeng International Energy Co., Ltd.		680,065	—	—	(13,365)	6,953	(23,680)	—	649,973
PT. Cirebon Electric Power		96,658	—	—	(550)	10,685	2,232	(11,615)	97,410
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(1,914)	1,536	378	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(1,712)	1,407	305	—
PT Wampu Electric Power		23,188	—	—	—	9,336	—	(3,121)	29,403
PT. Bayan Resources TBK		402,667	—	—	—	34,122	14,982	60	451,831
S-Power Co., Ltd.		123,912	—	—	—	(6,982)	—	15	116,945
Pioneer Gas Power Limited		50,740	—	—	—	(11,119)	(1,238)	276	38,659
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		51,544	22,362	—	—	(4,264)	(7,863)	—	61,779
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	(31)	—	31	—
Green Biomass Co., Ltd.		47	—	—	—	(112)	—	273	208
PT. Mutiara Jawa		—	—	—	—	—	—	—	—
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		1,217	—	—	—	850	—	—	2,067
Naepo Green Energy Co., Ltd.(*2)		25,438	—	—	—	(1,400)	—	(3,440)	20,598
Goseong Green Energy Co., Ltd.		2,663	—	—	—	(66)	—	—	2,597
Gangneung Eco Power Co., Ltd.		2,646	—	—	—	(63)	—	—	2,583
Shin Pyeongtaek Power Co., Ltd.		—	43,880	—	—	(10,998)	(3,617)	5,638	34,903
Heang Bok Do Si Photovoltaic Power Co., Ltd.		181	—	—	—	6	—	—	187
DS POWER Co., Ltd.(*4)		7,190	—	—	—	(1,321)	—	(5,869)	—
Dongducheon Dream Power Co., Ltd.(*1,3)		46,876	—	—	—	(10,980)	—	17,337	53,233
KS Solar Co., Ltd.		604	—	(613)	—	—	9	—	—
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
SE Green Energy Co., Ltd.		3,525	—	—	—	(49)	—	—	3,476
Daegu Photovoltaic Co., Ltd.		1,700	—	—	(349)	367	—	—	1,718
Jeongam Wind Power Co., Ltd.		4,000	—	—	—	(237)	—	—	3,763
Korea Power Engineering Service Co., Ltd.		2,810	—	—	(191)	1,030	—	10	3,659

2017
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Busan Green Energy Co., Ltd.	￦	13,803	—	(9,320)	—	2,884	—	(4)	7,363
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		1,103	1,008	—	—	(362)	—	—	1,749
Ulleungdo Natural Energy Co., Ltd.		6,894	—	—	—	(524)	—	—	6,370
Korea Nuclear Partners Co., Ltd.		248	—	—	—	135	—	—	383
Tamra Offshore Wind Power Co., Ltd.		7,015	—	—	—	1,545	—	—	8,560
Korea Electric Power Corporation Fund		50,856	—	—	—	(2,171)	(711)	—	47,974
Energy Infra Asset Management Co., Ltd.		259	—	—	—	217	—	—	476
Daegu clean Energy Co., Ltd.		140	—	—	—	(129)	—	—	11
YaksuESS Co., Ltd		196	—	—	—	(2)	—	—	194
Nepal Water & Energy Development Company Private Limited		18,667	15,009	—	—	(677)	(2,501)	—	30,498
Gwangyang Green Energy Co., Ltd.		—	2,000	—	—	(228)	—	—	1,772
PND solar., Ltd		—	1,250	—	—	—	—	—	1,250

		4,092,252	85,509	(9,933)	(32,065)	(212,629)	(94,337)	8,624	3,837,421

<Joint ventures>
KEPCO-Uhde Inc.		301	—	—	—	(43)	—	—	258
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		28,239	—	—	(839)	840	(978)	—	27,262
Shuweihat Asia Power Investment B.V.		—	—	—	(1,707)	4,275	12,457	650	15,675
Shuweihat Asia Operation & Maintenance Company		450	—	—	(770)	1,055	(172)	100	663
Waterbury Lake Uranium L.P.		21,314	—	—	—	(23)	(949)	(561)	19,781
ASM-BG Investicii AD		21,488	—	—	(946)	(150)	810	—	21,202
RES Technology AD		13,582	—	—	—	1,053	(260)	—	14,375
KV Holdings, Inc.		2,098	—	—	—	61	(241)	—	1,918
KEPCO SPC Power Corporation		245,367	—	—	(37,443)	42,359	(33,230)	41	217,094
Canada Korea Uranium Limited partnership		—	—	—	—	—	—	—	—
Gansu Datang Yumen Wind Power Co., Ltd.		12,821	—	—	—	(1,299)	(682)	—	10,840
Datang Chifeng Renewable Power Co., Ltd.		166,535	—	—	—	14,079	(9,559)	—	171,055
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		10,843	—	—	—	837	(620)	—	11,060
Rabigh Electricity Company		97,802	—	—	(18,112)	35,769	(15,227)	(876)	99,356
Rabigh Operation & Maintenance Company Limited		4,427	—	—	(2,130)	2,236	(546)	—	3,987
Jamaica Public Service Company Limited		249,453	—	—	—	—	(28,300)	—	221,153
KW Nuclear Components Co., Ltd.		7,133	—	—	(208)	(222)	—	—	6,703
Busan Shinho Solar Power Co., Ltd.		3,814	—	—	(63)	595	—	—	4,346
GS Donghae Electric Power Co., Ltd.		205,948	—	—	—	14,714	—	65	220,727
Global Trade Of Power System Co., Ltd.		477	—	—	—	100	—	—	577
Expressway Solar-light Power Generation Co., Ltd.		2,343	—	—	—	120	—	—	2,463

2017
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
KODE NOVUS I LLC	￦	—	—	—	—	—	—	—	—
KODE NOVUS II LLC		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		3,015	200	—	—	(246)	—	—	2,969
Amman Asia Electric Power Company		153,857	—	—	(12,213)	19,957	(15,925)	—	145,676
KAPES, Inc.		4,758	—	—	—	2,752	—	(34)	7,476
Dangjin Eco Power Co., Ltd.		53,253	5,440	—	—	(752)	(3)	(10)	57,928
Honam Wind Power Co., Ltd.		4,451	—	—	(487)	338	—	—	4,302
Chun-cheon Energy Co., Ltd.		50,592	—	—	—	(2,474)	—	—	48,118
Yeonggwangbaeksu Wind Power Co., Ltd.		2,689	—	—	—	45	—	—	2,734
Nghi Son 2 Power LLC		229	993	—	—	(1,039)	—	—	183
Kelar S.A		—	73,040	—	—	(633)	(5,175)	1	67,233
PT. Tanjung Power Indonesia		1,946	—	—	—	2,112	(2,281)	(1)	1,776
Incheon New Power Co., Ltd.		563	—	—	—	56	—	—	619
Seokmun Energy Co., Ltd.		391	14,790	—	—	(1,219)	(176)	—	13,786
Daehan Wind Power PSC		16	—	—	—	(40)	22	2	—
Barakah One Company		116	—	—	—	570	(60)	—	626
Nawah Energy Company		290	—	—	—	(5)	(27)	—	258
MOMENTUM		67	—	—	—	321	3	—	391
Daegu Green Power Co., Ltd.		47,528	—	—	—	(5,133)	—	(4)	42,391
Yeonggwang Wind Power Co., Ltd.		—	15,375	—	—	(25)	(56)	—	15,294
Chester Solar IV SpA		—	1,700	—	—	—	—	—	1,700
Chester Solar V SpA		—	525	—	—	—	—	—	525
Diego de Almagro Solar SpA		—	2,091	—	—	—	—	—	2,091
South Jamaica Power Company Limited		—	7,090	—	—	—	—	(386)	6,704

		1,418,196	121,244	—	(74,918)	130,941	(101,175)	(1,013)	1,493,275

	￦	5,510,448	206,753	(9,933)	(106,983)	(81,688)	(195,512)	7,611	5,330,696

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

(*3)	‘Others’ include ￦41,170 million of assets held-for-sale (note 45).

(*4)	‘Others’ include ￦4,438 million of assets held-for-sale (note 45), and also include ￦1,439 million of available-for-sale financial assets which is reclassified due to loss of significant influence.

2018
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Korea Gas Corporation	￦	1,618,868	—	—	—	107,952	(24,843)	(129)	1,701,848
Korea Electric Power Industrial Development Co., Ltd.		21,838	—	—	(1,872)	2,584	(102)	(610)	21,838
YTN Co., Ltd.		40,606	—	—	(180)	545	(186)	(447)	40,338
Cheongna Energy Co., Ltd.		8,337	—	—	—	(4,872)	—	—	3,465
Gangwon Wind Power Co., Ltd.		13,855	—	—	(2,272)	1,637	—	—	13,220
Hyundai Green Power Co., Ltd.		114,806	—	—	(8,889)	21,243	—	—	127,160
Korea Power Exchange		237,631	—	—	—	16,031	—	(1,860)	251,802
AMEC Partners Korea Ltd.		215	—	—	—	(6)	—	—	209
Hyundai Energy Co., Ltd.		—	—	—	—	—	—	—	—
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,319	—	—	(196)	542	—	—	5,665
Taeback Guinemi Wind Power Co., Ltd.		3,089	—	—	—	(520)	—	—	2,569
Pyeongchang Wind Power Co., Ltd.		4,136	—	—	—	1,283	—	—	5,419
Daeryun Power Co., Ltd.(*5)		25,113	—	—	—	(189)	184	991	26,099
Changjuk Wind Power Co., Ltd.		7,515	—	—	(416)	987	—	—	8,086
KNH Solar Co., Ltd.		2,218	—	—	—	119	—	—	2,337
SPC Power Corporation		52,283	—	—	(9,549)	4,235	10,578	11	57,558
Gemeng International Energy Co., Ltd.		649,973	—	—	(11,246)	15,156	(6,873)	—	647,010
PT. Cirebon Electric Power		97,410	—	—	(4,432)	9,385	6,265	—	108,628
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	2,615	(471)	(2,144)	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	2,342	(414)	(1,928)	—
PT Wampu Electric Power		29,403	—	—	—	408	1,286	—	31,097
PT. Bayan Resources TBK		451,831	—	—	(33,651)	74,776	18,690	—	511,646
S-Power Co., Ltd.		116,945	—	—	—	(2,326)	—	(53)	114,566
Pioneer Gas Power Limited		38,659	—	—	—	(17,684)	(580)	—	20,395
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		61,779	12,893	—	—	(479)	2,972	—	77,165
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
Green Biomass Co., Ltd.		208	—	—	—	(93)	—	—	115
PT. Mutiara Jawa		—	—	—	—	349	16	—	365
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		2,067	—	—	—	5,687	—	261	8,015
Naepo Green Energy Co., Ltd.(*4)		20,598	—	—	—	(13,511)	—	(7,087)	—
Goseong Green Energy Co., Ltd.		2,597	—	—	—	(138)	—	—	2,459
Gangneung Eco Power Co., Ltd.		2,583	—	—	—	(88)	—	—	2,495
Shin Pyeongtaek Power Co., Ltd.		34,903	28,080	—	—	(2,946)	6,673	890	67,600
Heang Bok Do Si Photovoltaic Power Co., Ltd.		187	—	—	—	15	—	—	202
Dongducheon Dream Power Co., Ltd.		53,233	36,971	—	—	(13,824)	—	6	76,386
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
SE Green Energy Co., Ltd.		3,476	—	—	—	(110)	—	—	3,366
Daegu Photovoltaic Co., Ltd.		1,718	—	—	(128)	412	—	—	2,002
Jeongam Wind Power Co., Ltd.		3,763	—	—	—	826	—	—	4,589
Korea Power Engineering Service Co., Ltd.		3,659	—	—	(218)	929	—	(37)	4,333
Busan Green Energy Co., Ltd.		7,363	—	—	—	5,037	—	137	12,537
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		1,749	196	—	—	(352)	—	—	1,593

2018
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Ulleungdo Natural Energy Co., Ltd.	￦	6,370	—	—	—	(1,749)	—	7	4,628
Korea Nuclear Partners Co., Ltd.		383	—	—	—	(208)	—	—	175
Tamra Offshore Wind Power Co., Ltd.		8,560	—	—	—	1,841	—	—	10,401
Korea Electric Power Corporation Fund		47,974	—	—	—	(505)	(280)	—	47,189
Energy Infra Asset Management Co., Ltd.		476	—	—	—	189	—	—	665
Daegu clean Energy Co., Ltd.		11	—	—	—	6	—	—	17
YaksuESS Co., Ltd		194	—	—	—	266	—	—	460
Nepal Water & Energy Development Company Private Limited		30,498	—	—	—	(770)	1,233	—	30,961
Gwangyang Green Energy Co., Ltd.		1,772	—	—	—	(566)	—	—	1,206
PND solar., Ltd		1,250	—	—	—	(230)	—	—	1,020
Hyundai Eco Energy Co., Ltd.		—	3,610	—	—	(222)	—		3,388
YeongGwang Yaksu Wind Electric. Co., Ltd		—	533	—	—	—	—	—	533

		3,837,421	82,283	—	(73,049)	216,009	14,148	(11,992)	4,064,820

<Joint ventures>
KEPCO-Uhde Inc.		258	—	—	—	(70)	—	—	188
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.(*3)		27,262	—	—	—	743	1,009	(29,014)	—
Shuweihat Asia Power Investment B.V.		15,675	—	(1,632)	(499)	3,075	10,632	—	27,251
Shuweihat Asia Operation & Maintenance Company		663	—	—	(859)	946	42	—	792
Waterbury Lake Uranium L.P.		19,781	—	—	—	(3)	(746)	—	19,032
ASM-BG Investicii AD		21,202	—	—	(1,039)	2,236	(1,020)	—	21,379
RES Technology AD		14,375	—	—	—	812	22	—	15,209
KV Holdings, Inc.		1,918	—	—	(735)	772	(37)	—	1,918
KEPCO SPC Power Corporation		217,094	—	—	(41,601)	44,909	(12,092)	(4)	208,306
Gansu Datang Yumen Wind Power Co., Ltd.		10,840	—	—	—	(818)	(41)	—	9,981
Datang Chifeng Renewable Power Co., Ltd.		171,055	—	—	(18,859)	14,808	(842)	—	166,162
Datang KEPCO Chaoyang Renewable Power Co., Ltd.(*3)		11,060	—	—	—	582	(1,214)	29,014	39,442
Rabigh Electricity Company		99,356	—	—	(29,067)	13,305	22,371	(637)	105,328
Rabigh Operation & Maintenance Company Limited		3,987	—	—	(1,147)	2,820	174	—	5,834
Jamaica Public Service Company Limited		221,153	—	—	(4,472)	13,099	9,852	—	239,632
KW Nuclear Components Co., Ltd.		6,703	—	—	(208)	1,213	—	—	7,708
Busan Shinho Solar Power Co., Ltd.		4,346	—	—	(340)	755	—	—	4,761
GS Donghae Electric Power Co., Ltd.		220,727	—	—	—	20,061	—	(197)	240,591
Global Trade Of Power System Co., Ltd.		577	—	—	—	(62)	—	—	515
Expressway Solar-light Power Generation Co., Ltd.		2,463	—	—	—	213	—	—	2,676
KODE NOVUS I LLC(*1)		—	—	—	—	—	1,374	(1,374)	—
KODE NOVUS II LLC(*2)		—	—	—	—	—	810	(810)	—
Daejung Offshore Wind Power Co., Ltd.		2,969	—	—	—	(300)	—	—	2,669

2018
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Amman Asia Electric Power Company	￦	145,676	—	—	—	19,604	12,077	—	177,357
KAPES, Inc.		7,476	—	—	—	1,543	—	60	9,079
Dangjin Eco Power Co., Ltd.		57,928	—	—	—	(38,042)	(65)	91	19,912
Honam Wind Power Co., Ltd.		4,302	—	—	(348)	906	—	—	4,860
Chun-cheon Energy Co., Ltd.		48,118	—	—	—	(5,613)	—	—	42,505
Yeonggwangbaeksu Wind Power Co., Ltd.		2,734	—	—	—	109	—	—	2,843
Nghi Son 2 Power LLC		183	—	—	—	2,657	(2,840)	—	—
Kelar S.A		67,233	—	—	—	2,732	2,859	—	72,824
PT. Tanjung Power Indonesia		1,776	—	—	—	3,373	1,928	4	7,081
Incheon New Power Co., Ltd.		619	—	—	(41)	1	—	—	579
Seokmun Energy Co., Ltd.		13,786	—	—	—	2,965	—	—	16,751
Daehan Wind Power PSC		—	2,288	—	—	(1,311)	37	618	1,632
Barakah One Company		626	—	—	—	2,162	1,019	—	3,807
Nawah Energy Company		258	—	—	—	4	12	—	274
MOMENTUM		391	—	—	—	195	(4)	—	582
Daegu Green Power Co., Ltd.		42,391	—	—	—	(1,283)	—	2	41,110
Yeonggwang Wind Power Co., Ltd.		15,294	—	—	—	10	—	—	15,304
Chester Solar IV SpA		1,700	—	—	—	301	(150)	—	1,851
Chester Solar V SpA		525	—	—	—	(21)	(30)	—	474
Diego de Almagro Solar SpA		2,091	—	—	—	(299)	(129)	—	1,663
South Jamaica Power Company Limited		6,704	9,141	—	—	(184)	463	—	16,124
Daesan Green Energy Co., Ltd.		—	17,850	—	—	(417)	—	—	17,433
RE Holiday Holdings LLC		—	42,948	—	(112)	8,055	203	—	51,094
RE Pioneer Holdings LLC		—	27,891	—	(979)	11,585	401	—	38,898
RE Barren Ridge 1 Holdings LLC		—	28,021	—	(1,114)	13,994	514	—	41,415
RE Astoria 2 LandCo LLC		—	5,188	—	(504)	866	(140)	—	5,410
RE Barren Ridge LandCo LLC		—	2,187	—	(202)	(25)	(62)	—	1,898
Laurel SpA		—	1,222	—	—	(309)	8	—	921
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		—	4,095	—	—	(23)	(132)	—	3,940
Chile Solar JV SpA		—	36,654	—	—	4,453	(5,278)	1,036	36,865
Taebaek Gadeoksan Wind Power Co., Ltd.		—	8,500	—	—	8	—	—	8,508
Cheong-Song Noraesan Wind Power Co., Ltd.		—	2,073	—	—	—	—	—	2,073
Chester Solar I SpA		—	1,181	—	—	—	—	—	1,181
Solar Philippines Calatagan Corporation		—	47,903	—	—	—	—	—	47,903

		1,493,275	237,142	(1,632)	(102,126)	147,092	40,985	(1,211)	1,813,525

	￦	5,330,696	319,425	(1,632)	(175,175)	363,101	55,133	(13,203)	5,878,345

(*1)

The Company reclassified its shares of KODE NOVUS I LLC to financial assets at FVOCI during the year ended December 31, 2018 due to non-participation of capital increase that resulted in loss of significant influence.

(*2)	The Company sold all of its shares of KODE NOVUS II LLC during the year ended December 31, 2018.

(*3)	Datang Chaoyang Renewable Power Co., Ltd. was merged with Datang KEPCO Chaoyang Renewable Power Co., Ltd. during the year ended December 31, 2018.

(*4)

It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ￦7,087 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2018.

(*5)

It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ￦820 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2018.

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2017 and 2018 are as follows:

2017
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
<Associates>
Korea Gas Corporation	￦	37,139,439	28,999,025	22,172,305	(1,205,110)
Korea Electric Power Industrial Development Co., Ltd.		155,033	79,730	334,547	16,126
YTN Co., Ltd.		298,122	108,554	131,080	3,638
Cheongna Energy Co., Ltd.		461,958	448,535	56,533	(9,203)
Gangwon Wind Power Co., Ltd.		94,281	2,243	25,963	11,121
Hyundai Green Power Co., Ltd.		1,150,729	754,846	477,373	26,543
Korea Power Exchange		263,499	25,868	105,107	8,831
AMEC Partners Korea Ltd.		1,135	4	1	(53)
Hyundai Energy Co., Ltd.		474,939	511,486	92,992	(43,317)
Ecollite Co., Ltd.		2,052	352	—	(121)
Taebaek Wind Power Co., Ltd.		39,227	17,953	7,056	2,312
Taeback Guinemi Wind Power Co., Ltd.		12,369	12	—	(140)
Pyeongchang Wind Power Co., Ltd.		77,152	60,606	11,907	3,038
Daeryun Power Co., Ltd.		779,258	655,377	156,508	(23,978)
Changjuk Wind Power Co., Ltd.		35,794	10,745	6,981	2,317
KNH Solar Co., Ltd.		24,432	16,215	3,947	628
SPC Power Corporation		137,586	—	68,149	37,395
Gemeng International Energy Co., Ltd.		6,496,294	4,584,608	1,334,833	21,769
PT. Cirebon Electric Power		903,429	549,212	280,452	38,448
KNOC Nigerian East Oil Co., Ltd.		241,808	329,639	—	(10,754)
KNOC Nigerian West Oil Co., Ltd.		147,185	227,588	—	(9,768)
PT Wampu Electric Power		212,095	148,177	779	8,114
PT. Bayan Resources TBK		908,106	556,881	811,515	243,621
S-Power Co., Ltd.		859,633	617,224	489,042	(14,470)
Pioneer Gas Power Limited		339,271	296,898	8,215	(27,796)
Eurasia Energy Holdings		548	978	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		858,789	607,462	—	(16,677)
Hadong Mineral Fiber Co., Ltd.		203	231	—	(260)
Green Biomass Co., Ltd.		6,379	4,018	2,337	(956)
PT. Mutiara Jawa		27,098	29,670	13,574	3,455
Samcheok Eco Materials Co., Ltd.		23,729	270	15	(541)
Noeul Green Energy Co., Ltd.		127,980	120,852	43,099	2,932
Naepo Green Energy Co., Ltd.		121,375	71,945	5,696	(5,603)
Goseong Green Energy Co., Ltd.		1,081,238	841,330	—	(5,811)
Gangneung Eco Power Co., Ltd.		186,765	20,344	—	(3,407)
Shin Pyeongtaek Power Co., Ltd.		175,870	90,662	—	(4,585)
Heang Bok Do Si Photovoltaic Power Co., Ltd.		2,782	2,120	451	22
Dongducheon Dream Power Co., Ltd.		1,575,175	1,365,845	813,440	(33,740)
Jinbhuvish Power Generation Pvt. Ltd.		66,047	13,640	—	—
SE Green Energy Co., Ltd.		7,278	—	—	(103)
Daegu Photovoltaic Co., Ltd.		17,262	11,339	3,714	1,263
Jeongam Wind Power Co., Ltd.		67,427	58,019	—	(580)
Korea Power Engineering Service Co., Ltd.		15,738	3,121	22,283	3,783

2017
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Busan Green Energy Co., Ltd.	￦	193,253	167,864	34,280	9,946
Gunsan Bio Energy Co., Ltd.		9,648	16,462	—	(6,109)
Korea Electric Vehicle Charging Service		14,650	8,404	8,399	(1,295)
Ulleungdo Natural Energy Co., Ltd.		25,842	4,501	—	(1,758)
Korea Nuclear Partners Co., Ltd.		2,033	711	1,345	465
Tamra Offshore Wind Power Co., Ltd.		163,740	132,036	4,392	(191)
Korea Electric Power Corporation Fund		49,170	265	666	(2,213)
Energy Infra Asset Management Co., Ltd.		5,240	431	5,807	2,203
Daegu clean Energy Co., Ltd.		252	212	—	(460)
YaksuESS Co., Ltd		7,105	6,437	381	(6)
Nepal Water & Energy Development Company Private Limited		58,121	11,670	—	(968)
Gwangyang Green Energy Co., Ltd.		20,165	11,393	—	(1,139)
PND solar., Ltd		10,508	6,729	—	(406)

<Joint ventures>
KEPCO-Uhde Inc.		515	7	—	(86)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		138,463	70,309	17,776	2,149
Shuweihat Asia Power Investment B.V.		32,001	10	—	(170)
Shuweihat Asia Operation & Maintenance Company		1,220	14	2,580	1,918
Waterbury Lake Uranium L.P.		55,563	250	—	—
ASM-BG Investicii AD		87,110	44,706	12,611	(262)
RES Technology AD		71,595	42,845	7,793	2,164
KV Holdings, Inc.		4,795	—	671	677
KEPCO SPC Power Corporation		318,911	30,222	186,725	57,364
Gansu Datang Yumen Wind Power Co., Ltd.		81,960	54,859	6,938	(3,253)
Datang Chifeng Renewable Power Co., Ltd.		762,605	334,843	113,329	35,294
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		60,913	33,264	8,442	2,094
Rabigh Electricity Company		2,364,522	1,936,403	287,105	78,948
Rabigh Operation & Maintenance Company Limited		19,992	10,025	22,668	5,668
Jamaica Public Service Company Limited		1,276,279	752,617	946,365	24,601
KW Nuclear Components Co., Ltd.		25,693	10,221	6,486	1,493
Busan Shinho Solar Power Co., Ltd.		47,959	30,573	7,984	2,383
GS Donghae Electric Power Co., Ltd.		2,179,465	1,530,266	351,814	43,180
Global Trade Of Power System Co., Ltd.		3,576	1,586	4,079	365
Expressway Solar-light Power Generation Co., Ltd.		19,143	10,651	3,018	643
KODE NOVUS I LLC		755	108,132	14	(8,117)
KODE NOVUS II LLC		292	47,683	—	(6,018)
Daejung Offshore Wind Power Co., Ltd.		6,193	243	—	(493)
Amman Asia Electric Power Company		759,114	516,174	18,034	33,514
KAPES, Inc.		70,679	56,021	129,962	5,397
Dangjin Eco Power Co., Ltd.		163,197	521	—	(2,182)
Honam Wind Power Co., Ltd.		39,675	24,951	5,961	1,166
Chun-cheon Energy Co., Ltd.		699,652	538,733	164,294	(8,145)

2017
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Yeonggwangbaeksu Wind Power Co., Ltd.	￦	94,810	76,621	11,124	297
Nghi Son 2 Power LLC		741	376	—	(2,068)
Kelar S.A		613,293	513,101	90,435	17,590
PT. Tanjung Power Indonesia		374,702	369,627	209,923	6,219
Incheon New Power Co., Ltd.		7,194	5,059	2,972	184
Seokmun Energy Co., Ltd.		247,735	200,197	35,135	(3,939)
Daehan Wind Power PSC		928	1,752	—	(904)
Barakah One Company		17,574,885	17,571,409	—	(1,358)
Nawah Energy Company		1,459	23	—	(11)
MOMENTUM		5,028	3,854	11,555	939
Daegu Green Power Co., Ltd.		602,809	531,103	256,359	(17,700)
Yeonggwang Wind Power Co., Ltd.		212,802	176,062	—	(62)
Chester Solar IV SpA		11,660	9,626	331	151
Chester Solar V SpA		2,081	1,569	—	(49)
Diego de Almagro Solar SpA		8,266	5,830	—	(103)
South Jamaica Power Company Limited		153,958	120,436	—	(755)

2018
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
<Associates>
Korea Gas Corporation(*1)	￦	39,689,692	31,186,488	26,185,038	523,480
Korea Electric Power Industrial Development Co., Ltd.		144,425	69,123	325,694	9,987
YTN Co., Ltd.		286,964	98,682	132,382	1,587
Cheongna Energy Co., Ltd.		431,234	428,921	64,594	(11,110)
Gangwon Wind Power Co., Ltd.		89,614	1,805	25,407	10,926
Hyundai Green Power Co., Ltd.		1,127,220	688,738	501,798	66,925
Korea Power Exchange		304,318	52,516	108,571	16,031
AMEC Partners Korea Ltd.		1,113	14	—	(26)
Hyundai Energy Co., Ltd.		470,818	527,590	101,998	(33,947)
Ecollite Co., Ltd.		1,944	312	—	(68)
Taebaek Wind Power Co., Ltd.		36,986	14,325	8,233	2,170
Taeback Guinemi Wind Power Co., Ltd.		10,929	653	—	(2,082)
Pyeongchang Wind Power Co., Ltd.		82,038	60,362	12,615	4,249
Daeryun Power Co., Ltd.		798,569	510,358	62,252	(4,958)
Changjuk Wind Power Co., Ltd.		33,148	6,194	7,929	3,291
KNH Solar Co., Ltd.		22,598	13,942	3,586	439
SPC Power Corporation		225,599	16,819	50,317	37,355
Gemeng International Energy Co., Ltd.		7,155,937	4,420,561	1,921,367	120,558
PT. Cirebon Electric Power		876,069	481,061	274,962	33,144
KNOC Nigerian East Oil Co., Ltd.		78,841	152,017	—	(398)
KNOC Nigerian West Oil Co., Ltd.		70,437	137,663	—	(400)
PT Wampu Electric Power		223,009	155,406	13,463	4,624
PT. Bayan Resources TBK		1,388,199	566,890	1,707,387	521,666
S-Power Co., Ltd.		825,354	588,022	551,378	(6,185)
Pioneer Gas Power Limited		311,742	316,810	—	(45,934)
Eurasia Energy Holdings		572	1,020	—	—

2018
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Xe-Pian Xe-Namnoy Power Co., Ltd.	￦	1,015,013	702,187	—	(1,214)
Hadong Mineral Fiber Co., Ltd.		203	231	—	—
Green Biomass Co., Ltd.		4,411	3,107	909	(1,057)
PT. Mutiara Jawa		24,022	22,763	14,393	3,917
Samcheok Eco Materials Co., Ltd.		24,391	2,921	4,135	(1,836)
Noeul Green Energy Co., Ltd.		147,886	120,249	58,686	19,453
Naepo Green Energy Co., Ltd.		93,194	76,190	6,459	(6,623)
Goseong Green Energy Co., Ltd.		1,891,662	1,659,415	—	(7,323)
Gangneung Eco Power Co., Ltd.		813,938	651,621	—	(4,194)
Shin Pyeongtaek Power Co., Ltd.		674,100	511,582	—	682
Heang Bok Do Si Photovoltaic Power Co., Ltd.		2,630	1,915	455	52
Dongducheon Dream Power Co., Ltd.		1,512,510	1,244,178	828,430	(22,864)
Jinbhuvish Power Generation Pvt. Ltd.		63,163	13,044	—	—
SE Green Energy Co., Ltd.		7,048	—	—	(230)
Daegu Photovoltaic Co., Ltd.		16,828	9,923	3,695	1,645
Jeongam Wind Power Co., Ltd.		93,444	81,971	1,559	2,154
Korea Power Engineering Service Co., Ltd.		18,609	3,666	20,809	3,207
Busan Green Energy Co., Ltd.		195,227	151,995	77,011	17,370
Gunsan Bio Energy Co., Ltd.		8,990	20,660	—	(4,420)
Korea Electric Vehicle Charging Service		15,019	9,328	8,615	(1,056)
Ulleungdo Natural Energy Co., Ltd.		17,134	1,625	—	(5,855)
Korea Nuclear Partners Co., Ltd.		615	12	80	(707)
Tamra Offshore Wind Power Co., Ltd.		170,238	131,717	21,701	4,077
Korea Electric Power Corporation Fund		48,280	176	1,315	(649)
Energy Infra Asset Management Co., Ltd.		7,225	507	5,757	2,193
Daegu clean Energy Co., Ltd.		389	328	—	(190)
YaksuESS Co., Ltd		7,525	5,944	2,094	1,259
Nepal Water & Energy Development Company Private Limited		55,453	4,249	—	(984)
Gwangyang Green Energy Co., Ltd.		29,234	23,293	—	(2,831)
PND solar., Ltd		42,283	39,297	1,094	(795)
Hyundai Eco Energy Co., Ltd.		165,555	148,852	—	(2,193)
YeongGwang Yaksu Wind Electric. Co., Ltd		46,027	43,606	7,604	(493)

<Joint ventures>
KEPCO-Uhde Inc.		403	34	18	(139)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Shuweihat Asia Power Investment B.V.		55,614	—	—	(187)
Shuweihat Asia Operation & Maintenance Company		1,472	31	2,391	1,719
Waterbury Lake Uranium L.P.		55,933	64	—	—
ASM-BG Investicii AD		84,924	42,166	12,745	4,406
RES Technology AD		69,609	39,192	7,879	1,567
KV Holdings, Inc.		4,795	—	8	1,257
KEPCO SPC Power Corporation		312,093	35,091	184,046	59,543
Gansu Datang Yumen Wind Power Co., Ltd.		79,354	54,402	8,323	(2,046)
Datang Chifeng Renewable Power Co., Ltd.		751,551	336,024	117,270	37,159
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		190,951	92,347	18,824	2,557
Rabigh Electricity Company		2,448,690	2,003,050	274,184	38,789

2018
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Rabigh Operation & Maintenance Company Limited	￦	26,172	11,587	26,387	7,173
Jamaica Public Service Company Limited		1,396,421	827,837	992,677	32,507
KW Nuclear Components Co., Ltd.		24,598	7,077	6,031	2,543
Busan Shinho Solar Power Co., Ltd.		45,538	26,494	7,901	3,018
GS Donghae Electric Power Co., Ltd.		2,259,129	1,551,509	787,425	58,976
Global Trade Of Power System Co., Ltd.		2,039	263	1,368	(134)
Expressway Solar-light Power Generation Co., Ltd.		18,443	9,215	2,986	692
Daejung Offshore Wind Power Co., Ltd.		6,440	1,091	—	(590)
Amman Asia Electric Power Company		792,532	496,791	23,676	32,674
KAPES, Inc.		82,494	64,691	57,047	4,710
Dangjin Eco Power Co., Ltd.		51,125	260	—	(111,789)
Honam Wind Power Co., Ltd.		43,713	27,066	7,700	3,122
Chun-cheon Energy Co., Ltd.		666,050	523,904	320,950	(19,133)
Yeonggwangbaeksu Wind Power Co., Ltd.		99,368	80,450	11,366	734
Nghi Son 2 Power LLC		477,947	561,266	144,381	8,979
Kelar S.A		626,206	518,135	87,507	8,587
PT. Tanjung Power Indonesia		505,551	485,321	109,029	9,717
Incheon New Power Co., Ltd.		6,559	4,563	2,687	3
Seokmun Energy Co., Ltd.		253,544	195,782	50,052	10,224
Daehan Wind Power PSC		33,081	29,817	—	(1,799)
Barakah One Company		21,480,187	21,459,035	—	(3,062)
Nawah Energy Company		70,386	68,864	—	—
MOMENTUM		7,476	5,730	16,933	520
Daegu Green Power Co., Ltd.		591,263	523,972	291,734	(4,424)
Yeonggwang Wind Power Co., Ltd.		255,777	219,013	—	(145)
Chester Solar IV SpA		15,307	13,114	1,415	609
Chester Solar V SpA		4,759	4,324	298	(19)
Diego de Almagro Solar SpA		21,317	19,399	78	(340)
South Jamaica Power Company Limited		294,341	213,723	—	(932)
Daesan Green Energy Co., Ltd.		52,582	2,774	—	(1,192)
RE Holiday Holdings LLC		334,742	232,553	9,451	1,319
RE Pioneer Holdings LLC		252,512	174,717	12,364	6,544
RE Barren Ridge 1 Holdings LLC		221,304	138,473	10,567	8,625
RE Astoria 2 Land Co LLC		11,030	210	619	583
RE Barren Ridge Land Co LLC		3,881	84	248	230
Laurel SpA		5,475	4,572	—	(369)
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		31,958	173	—	(222)
Chile Solar JV SpA		73,740	10	73	8,906
Taebaek Gadeoksan Wind Power Co., Ltd.		18,766	499	—	18
Cheong-Song Noraesan Wind Power Co., Ltd.		8,221	24	—	—
Chester Solar I SpA		1,712	562	—	(81)
Solar Philippines Calatagan Corporation		121,650	51,219	16,689	8,732

(*1)	The profit for the year ended December 31, 2018 is net of net income attributable to non-controlling interests.

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2017 and 2018 are as follows:

2017
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Korea Gas Corporation	￦	8,140,414	21.57%	1,755,887	—	—	(137,019)	1,618,868
Korea Electric Power Industrial Development Co., Ltd.		75,303	29.00%	21,838	—	—	—	21,838
YTN Co., Ltd.		189,568	21.43%	40,624	—	(18)	—	40,606
Cheongna Energy Co., Ltd.		13,423	43.90%	5,893	2,584	(140)	—	8,337
Gangwon Wind Power Co., Ltd.		92,038	15.00%	13,806	—	—	49	13,855
Hyundai Green Power Co., Ltd.		395,883	29.00%	114,806	—	—	—	114,806
Korea Power Exchange		237,631	100.00%	237,631	—	—	—	237,631
AMEC Partners Korea Ltd.		1,131	19.00%	215	—	—	—	215
Hyundai Energy Co., Ltd.		(36,547)	46.30%	(16,921)	—	(1,037)	17,958	—
Ecollite Co., Ltd.		1,700	36.10%	614	—	—	(614)	—
Taebaek Wind Power Co., Ltd.		21,274	25.00%	5,319	—	—	—	5,319
Taeback Guinemi Wind Power Co., Ltd.		12,357	25.00%	3,089	—	—	—	3,089
Pyeongchang Wind Power Co., Ltd.		16,546	25.00%	4,136	—	—	—	4,136
Daeryun Power Co., Ltd.		123,881	19.45%	24,095	1,014	—	4	25,113
Changjuk Wind Power Co., Ltd.		25,049	30.00%	7,515	—	—	—	7,515
KNH Solar Co., Ltd.		8,217	27.00%	2,218	—	—	—	2,218
SPC Power Corporation		137,586	38.00%	52,283	—	—	—	52,283
Gemeng International Energy Co., Ltd.		1,911,686	34.00%	649,973	—	—	—	649,973
PT. Cirebon Electric Power		354,217	27.50%	97,410	—	—	—	97,410
KNOC Nigerian East Oil Co., Ltd.		(87,831)	14.63%	(12,850)	—	—	12,850	—
KNOC Nigerian West Oil Co., Ltd.		(80,403)	14.63%	(11,763)	—	—	11,763	—
PT Wampu Electric Power		63,918	46.00%	29,403	—	—	—	29,403
PT. Bayan Resources TBK		351,225	20.00%	70,245	482,109	—	(100,523)	451,831
S-Power Co., Ltd.		242,409	49.00%	118,780	—	(1,835)	—	116,945
Pioneer Gas Power Limited		42,373	38.50%	16,314	22,278	—	67	38,659
Eurasia Energy Holdings		(430)	40.00%	(172)	—	—	172	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		251,327	25.00%	62,832	74	(838)	(289)	61,779
Hadong Mineral Fiber Co., Ltd.		(28)	8.33%	(2)	—	—	2	—
Green Biomass Co., Ltd.		2,361	8.80%	208	—	—	—	208
PT. Mutiara Jawa		(2,572)	29.00%	(746)	—	—	746	—
Samcheok Eco Materials Co., Ltd.		23,459	2.35%	551	—	—	(551)	—
Noeul Green Energy Co., Ltd.		7,128	29.00%	2,067	—	—	—	2,067
Naepo Green Energy Co., Ltd.		49,430	41.67%	20,598	—	—	—	20,598
Goseong Green Energy Co., Ltd.		239,908	1.12%	2,676	—	(79)	—	2,597
Gangneung Eco Power Co., Ltd.		166,421	1.61%	2,681	—	(98)	—	2,583
Shin Pyeongtaek Power Co., Ltd.		85,208	40.00%	34,083	7,808	(6,988)	—	34,903
Heang Bok Do Si Photovoltaic Power Co., Ltd.		662	28.00%	185	—	—	2	187
Dongducheon Dream Power Co., Ltd.		209,330	33.61%	70,356	—	(4,409)	(12,714)	53,233
Jinbhuvish Power Generation Pvt. Ltd.		52,407	5.16%	2,704	—	—	(2,704)	—
SE Green Energy Co., Ltd.		7,278	47.76%	3,476	—	—	—	3,476
Daegu Photovoltaic Co., Ltd.		5,923	29.00%	1,718	—	—	—	1,718
Jeongam Wind Power Co., Ltd.		9,408	40.00%	3,763	—	—	—	3,763
Korea Power Engineering Service Co., Ltd.		12,617	29.00%	3,659	—	—	—	3,659
Busan Green Energy Co., Ltd.		25,389	29.00%	7,363	—	—	—	7,363
Gunsan Bio Energy Co., Ltd.		(6,814)	18.87%	(1,286)	—	—	1,286	—
Korea Electric Vehicle Charging Service		6,246	28.00%	1,749	—	—	—	1,749
Ulleungdo Natural Energy Co., Ltd.		21,341	29.85%	6,370	—	—	—	6,370
Korea Nuclear Partners Co., Ltd.		1,322	29.00%	383	—	—	—	383
Tamra Offshore Wind Power Co., Ltd.		31,704	27.00%	8,560	—	—	—	8,560
Korea Electric Power Corporation Fund		48,905	98.09%	47,971	—	—	3	47,974
Energy Infra Asset Management Co., Ltd.		4,809	9.90%	476	—	—	—	476
Daegu clean Energy Co., Ltd.		40	28.00%	11	—	—	—	11
YaksuESS Co., Ltd		668	29.00%	193	—	—	1	194
Nepal Water & Energy Development Company Private Limited		46,451	62.13%	28,860	972	—	666	30,498

2017
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
Gwangyang Green Energy Co., Ltd.	￦	8,772	20.00%	1,754	18	—	—	1,772
PND solar., Ltd		3,779	29.00%	1,096	154	—	—	1,250

<Joint ventures>
KEPCO-Uhde Inc.		508	50.85%	258	—	—	—	258
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Datang Chaoyang Renewable Power Co., Ltd.		68,154	40.00%	27,262	—	—	—	27,262
Shuweihat Asia Power Investment B.V.		31,991	49.00%	15,675	—	—	—	15,675
Shuweihat Asia Operation & Maintenance Company		1,206	55.00%	663	—	—	—	663
Waterbury Lake Uranium L.P.		55,313	35.76%	19,780	—	—	1	19,781
ASM-BG Investicii AD		42,404	50.00%	21,202	—	—	—	21,202
RES Technology AD		28,750	50.00%	14,375	—	—	—	14,375
KV Holdings, Inc.		4,795	40.00%	1,918	—	—	—	1,918
KEPCO SPC Power Corporation		288,689	75.20%	217,094	—	—	—	217,094
Gansu Datang Yumen Wind Power Co., Ltd.		27,101	40.00%	10,840	—	—	—	10,840
Datang Chifeng Renewable Power Co., Ltd.		427,762	40.00%	171,105	—	—	(50)	171,055
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		27,649	40.00%	11,060	—	—	—	11,060
Rabigh Electricity Company		428,119	40.00%	171,248	—	(70,978)	(914)	99,356
Rabigh Operation & Maintenance Company Limited		9,967	40.00%	3,987	—	—	—	3,987
Jamaica Public Service Company Limited		523,662	40.00%	209,464	(80,161)	—	91,850	221,153
KW Nuclear Components Co., Ltd.		15,472	45.00%	6,962	—	—	(259)	6,703
Busan Shinho Solar Power Co., Ltd.		17,386	25.00%	4,346	—	—	—	4,346
GS Donghae Electric Power Co., Ltd.		649,199	34.00%	220,727	—	—	—	220,727
Global Trade Of Power System Co., Ltd.		1,990	29.00%	577	—	—	—	577
Expressway Solar-light Power Generation Co., Ltd.		8,492	29.00%	2,463	—	—	—	2,463
KODE NOVUS I LLC		(107,377)	50.00%	(53,689)	—	—	53,689	—
KODE NOVUS II LLC		(47,391)	50.00%	(23,696)	—	—	23,696	—
Daejung Offshore Wind Power Co., Ltd.		5,950	49.90%	2,969	—	—	—	2,969
Amman Asia Electric Power Company		242,940	60.00%	145,764	—	—	(88)	145,676
KAPES, Inc.		14,658	51.00%	7,476	—	—	—	7,476
Dangjin Eco Power Co., Ltd.		162,676	34.00%	55,310	2,618	—	—	57,928
Honam Wind Power Co., Ltd.		14,724	29.00%	4,270	32	—	—	4,302
Chun-cheon Energy Co., Ltd.		160,919	29.90%	48,115	3	—	—	48,118
Yeonggwangbaeksu Wind Power Co., Ltd.		18,189	15.00%	2,728	6	—	—	2,734
Nghi Son 2 Power LLC		365	50.00%	183	—	—	—	183
Kelar S.A		100,192	65.00%	65,125	2,424	—	(316)	67,233
PT. Tanjung Power Indonesia		5,075	35.00%	1,776	—	—	—	1,776
Incheon New Power Co., Ltd.		2,135	29.00%	619	—	—	—	619
Seokmun Energy Co., Ltd.		47,538	29.00%	13,786	—	—	—	13,786
Daehan Wind Power PSC		(824)	50.00%	(412)	—	—	412	—
Barakah One Company		3,476	18.00%	626	—	—	—	626
Nawah Energy Company		1,436	18.00%	258	—	—	—	258
MOMENTUM		1,174	33.33%	391	—	—	—	391
Daegu Green Power Co., Ltd.		71,706	29.00%	20,795	—	84	21,512	42,391
Yeonggwang Wind Power Co., Ltd.		36,740	41.00%	15,063	231	—	—	15,294
Chester Solar IV SpA		2,034	81.82%	1,664	—	—	36	1,700
Chester Solar V SpA		512	81.82%	419	—	—	106	525
Diego de Almagro Solar SpA		2,436	81.82%	1,993	—	—	98	2,091
South Jamaica Power Company Limited		33,522	20.00%	6,704	—	—	—	6,704

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

2018
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Korea Gas Corporation	￦	8,503,204	21.57%	1,834,141	—	—	(132,293)	1,701,848
Korea Electric Power Industrial Development Co., Ltd.		75,302	29.00%	21,838	—	—	—	21,838
YTN Co., Ltd.		188,282	21.43%	40,346	—	(6)	(2)	40,338
Cheongna Energy Co., Ltd.		2,313	43.90%	1,015	2,584	(134)	—	3,465
Gangwon Wind Power Co., Ltd.		87,809	15.00%	13,171	—	—	49	13,220
Hyundai Green Power Co., Ltd.		438,482	29.00%	127,160	—	—	—	127,160
Korea Power Exchange		251,802	100.00%	251,802	—	—	—	251,802
AMEC Partners Korea Ltd.		1,099	19.00%	209	—	—	—	209
Hyundai Energy Co., Ltd.		(56,772)	46.30%	(26,285)	—	(996)	27,281	—
Ecollite Co., Ltd.		1,632	36.10%	589	—	—	(589)	—
Taebaek Wind Power Co., Ltd.		22,661	25.00%	5,665	—	—	—	5,665
Taeback Guinemi Wind Power Co., Ltd.		10,276	25.00%	2,569	—	—	—	2,569
Pyeongchang Wind Power Co., Ltd.		21,676	25.00%	5,419	—	—	—	5,419
Daeryun Power Co., Ltd.		288,211	9.34%	26,919	—	—	(820)	26,099
Changjuk Wind Power Co., Ltd.		26,954	30.00%	8,086	—	—	—	8,086
KNH Solar Co., Ltd.		8,656	27.00%	2,337	—	—	—	2,337
SPC Power Corporation		208,780	38.00%	79,336	—	—	(21,778)	57,558
Gemeng International Energy Co., Ltd.		2,735,376	34.00%	930,028	—	—	(283,018)	647,010
PT. Cirebon Electric Power		395,008	27.50%	108,628	—	—	—	108,628
KNOC Nigerian East Oil Co., Ltd.		(73,176)	14.63%	(10,706)	—	—	10,706	—
KNOC Nigerian West Oil Co., Ltd.		(67,226)	14.63%	(9,835)	—	—	9,835	—
PT Wampu Electric Power		67,603	46.00%	31,097	—	—	—	31,097
PT. Bayan Resources TBK		821,309	20.00%	164,262	423,763	—	(76,379)	511,646
S-Power Co., Ltd.		237,332	49.00%	116,293	—	(1,727)	—	114,566
Pioneer Gas Power Limited		(5,068)	38.50%	(1,951)	22,278	—	68	20,395
Eurasia Energy Holdings		(448)	40.00%	(179)	—	—	179	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		312,826	25.00%	78,207	253	(1,006)	(289)	77,165
Hadong Mineral Fiber Co., Ltd.		(28)	8.33%	(2)	—	—	2	—
Green Biomass Co., Ltd.		1,304	8.80%	115	—	—	—	115
PT. Mutiara Jawa		1,259	29.00%	365	—	—	—	365
Samcheok Eco Materials Co., Ltd.		21,470	2.35%	505	—	—	(505)	—
Noeul Green Energy Co., Ltd.		27,637	29.00%	8,015	—	—	—	8,015
Naepo Green Energy Co., Ltd.		17,004	41.67%	7,085	—	—	(7,085)	—
Goseong Green Energy Co., Ltd.		232,247	1.12%	2,590	—	(131)	—	2,459
Gangneung Eco Power Co., Ltd.		162,317	1.61%	2,615	—	(120)	—	2,495
Shin Pyeongtaek Power Co., Ltd.		162,518	40.00%	65,007	12,800	(10,207)	—	67,600
Heang Bok Do Si Photovoltaic Power Co., Ltd.		715	28.00%	200	—	—	2	202
Dongducheon Dream Power Co., Ltd.		268,332	34.01%	91,260	1,757	(4,049)	(12,582)	76,386
Jinbhuvish Power Generation Pvt. Ltd.		50,119	5.16%	2,586	—	—	(2,586)	—
SE Green Energy Co., Ltd.		7,048	47.76%	3,366	—	—	—	3,366
Daegu Photovoltaic Co., Ltd.		6,905	29.00%	2,002	—	—	—	2,002
Jeongam Wind Power Co., Ltd.		11,473	40.00%	4,589	—	—	—	4,589
Korea Power Engineering Service Co., Ltd.		14,943	29.00%	4,333	—	—	—	4,333
Busan Green Energy Co., Ltd.		43,232	29.00%	12,537	—	—	—	12,537
Gunsan Bio Energy Co., Ltd.		(11,670)	18.87%	(2,202)	—	—	2,202	—
Korea Electric Vehicle Charging Service		5,691	28.00%	1,593	—	—	—	1,593
Ulleungdo Natural Energy Co., Ltd.		15,509	29.85%	4,629	—	—	(1)	4,628
Korea Nuclear Partners Co., Ltd.		603	29.00%	175	—	—	—	175
Tamra Offshore Wind Power Co., Ltd.		38,521	27.00%	10,401	—	—	—	10,401
Korea Electric Power Corporation Fund		48,104	98.09%	47,185	—	—	4	47,189
Energy Infra Asset Management Co., Ltd.		6,718	9.90%	665	—	—	—	665
Daegu clean Energy Co., Ltd.		61	28.00%	17	—	—	—	17
YaksuESS Co., Ltd		1,581	29.00%	458	—	—	2	460
Nepal Water & Energy Development Company Private Limited		51,204	57.67%	29,529	972	—	460	30,961
Gwangyang Green Energy Co., Ltd.		5,941	20.00%	1,188	18	—	—	1,206
PND solar., Ltd		2,986	29.00%	866	154	—	—	1,020
Hyundai Eco Energy Co., Ltd.		16,703	19.00%	3,174	214	—	—	3,388
YeongGwang Yaksu Wind Electric. Co., Ltd		2,421	9.63%	233	300	—	—	533

2018
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Joint ventures>
KEPCO-Uhde Inc.	￦	369	50.85%	188	—	—	—	188
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—
Shuweihat Asia Power Investment B.V.		55,614	49.00%	27,251	—	—	—	27,251
Shuweihat Asia Operation & Maintenance Company		1,441	55.00%	793	—	—	(1)	792
Waterbury Lake Uranium L.P.		55,869	34.07%	19,032	—	—	—	19,032
ASM-BG Investicii AD		42,758	50.00%	21,379	—	—	—	21,379
RES Technology AD		30,417	50.00%	15,209	—	—	—	15,209
KV Holdings, Inc.		4,795	40.00%	1,918	—	—	—	1,918
KEPCO SPC Power Corporation		277,002	75.20%	208,306	—	—	—	208,306
Gansu Datang Yumen Wind Power Co., Ltd.		24,952	40.00%	9,981	—	—	—	9,981
Datang Chifeng Renewable Power Co., Ltd.		415,527	40.00%	166,211	—	—	(49)	166,162
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		98,604	40.00%	39,442	—	—	—	39,442
Rabigh Electricity Company		445,640	40.00%	178,256	—	(70,977)	(1,951)	105,328
Rabigh Operation & Maintenance Company Limited		14,585	40.00%	5,834	—	—	—	5,834
Jamaica Public Service Company Limited		568,584	40.00%	227,434	(80,161)	—	92,359	239,632
KW Nuclear Components Co., Ltd.		17,521	45.00%	7,884	—	—	(176)	7,708
Busan Shinho Solar Power Co., Ltd.		19,044	25.00%	4,761	—	—	—	4,761
GS Donghae Electric Power Co., Ltd.		707,620	34.00%	240,591	—	—	—	240,591
Global Trade Of Power System Co., Ltd.		1,776	29.00%	515	—	—	—	515
Expressway Solar-light Power Generation Co., Ltd.		9,228	29.00%	2,676	—	—	—	2,676
Daejung Offshore Wind Power Co., Ltd.		5,349	49.90%	2,669	—	—	—	2,669
Amman Asia Electric Power Company		295,741	60.00%	177,445	—	—	(88)	177,357
KAPES, Inc.		17,803	51.00%	9,079	—	—	—	9,079
Dangjin Eco Power Co., Ltd.		50,865	34.00%	17,294	2,618	—	—	19,912
Honam Wind Power Co., Ltd.		16,647	29.00%	4,828	32	—	—	4,860
Chun-cheon Energy Co., Ltd.		142,146	29.90%	42,502	3	—	—	42,505
Yeonggwangbaeksu Wind Power Co., Ltd.		18,918	15.00%	2,837	6	—	—	2,843
Nghi Son 2 Power LLC		(83,319)	50.00%	(41,660)	—	—	41,660	—
Kelar S.A		108,071	65.00%	70,246	2,470	—	108	72,824
PT. Tanjung Power Indonesia		20,230	35.00%	7,081	—	—	—	7,081
Incheon New Power Co., Ltd.		1,996	29.00%	579	—	—	—	579
Seokmun Energy Co., Ltd.		57,762	29.00%	16,751	—	—	—	16,751
Daehan Wind Power PSC		3,264	50.00%	1,632	—	—	—	1,632
Barakah One Company		21,152	18.00%	3,807	—	—	—	3,807
Nawah Energy Company		1,522	18.00%	274	—	—	—	274
MOMENTUM		1,746	33.33%	582	—	—	—	582
Daegu Green Power Co., Ltd.		67,291	29.00%	19,514	84	—	21,512	41,110
Yeonggwang Wind Power Co., Ltd.		36,764	41.00%	15,074	230	—	—	15,304
Chester Solar IV SpA		2,193	81.82%	1,794	57	—	—	1,851
Chester Solar V SpA		435	81.82%	356	118	—	—	474
Diego de Almagro Solar SpA		1,918	81.82%	1,569	94	—	—	1,663
South Jamaica Power Company Limited		80,618	20.00%	16,124	—	—	—	16,124
Daesan Green Energy Co., Ltd.		49,808	35.00%	17,433	—	—	—	17,433
RE Holiday Holdings LLC		102,189	50.00%	51,094	—	—	—	51,094
RE Pioneer Holdings LLC		77,795	50.00%	38,898	—	—	—	38,898
RE Barren Ridge 1 Holdings LLC		82,831	50.00%	41,415	—	—	—	41,415
RE Astoria 2 LandCo LLC		10,820	50.00%	5,410	—	—	—	5,410
RE Barren Ridge LandCo LLC		3,797	50.00%	1,898	—	—	—	1,898
Laurel SpA		903	81.82%	739	182	—	—	921
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		31,785	12.37%	3,931	9	—	—	3,940
Chile Solar JV SpA		73,730	50.00%	36,865	—	—	—	36,865
Taebaek Gadeoksan Wind Power Co., Ltd.		18,267	46.58%	8,508	—	—	—	8,508
Cheong-Song Noraesan Wind Power Co., Ltd.		8,197	24.76%	2,029	44	—	—	2,073
Chester Solar I SpA		1,150	81.82%	940	241	—	—	1,181
Solar Philippines Calatagan Corporation		70,431	38.00%	26,764	21,139	—	—	47,903

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

(6)	As of December 31, 2017 and 2018, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

		2017		2018
		Unrecognized equity interest	Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
		In millions of won
Shin Pyeongtaek Power Co., Ltd.	￦	(2,537)	—	—	—
Kelar S.A		(61,309)	—	—	—
Hadong Mineral Fiber Co., Ltd.		(3)	2	—	2
PT. Mutiara Jawa		(1,159)	746	(746)	—
Eurasia Energy Holdings		(22)	172	7	179
KODE NOVUS I LLC		8,706	53,689	—	—
KODE NOVUS II LLC		181	23,696	—	—
Gunsan Bio Energy Co., Ltd.		1,154	1,286	916	2,202
Daehan Wind Power PSC		412	412	(412)	—
Hyundai Energy Co., Ltd.		—	—	25,841	25,841
Nghi Son 2 Power LLC		—	—	41,659	41,659
Samcheok Eco Materials Co., Ltd.		—	—	1,285	1,285

(7)	As of December 31, 2018, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

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

(vii)	Hyundai Green Power Co., Ltd.

As of December 31, 2018, Hyundai Green Power Co., Ltd., an associate of the Company, which engages in the byproduct gas power generating business, entered into a project financing agreement with a limit of ￦852.1 billion with Korea Development Bank and others. At a certain period in the future, the Company has call option against the financial investors (Korea Development Bank and others) and also has an obligation to purchase its shares when claimed by the financial investors. At a certain period in the future, the Company has put option against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Company”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares upon request from Hyundai Steel Company.

(viii)	YeongGwang Yaksu Wind Electric. Co., Ltd

As of December 31, 2018, YeongGwang Yaksu Wind Electric. Co., Ltd, an associate of the Company, which engages in the wind power generating business, entered into a project financing agreement with a limit of ￦46.8 billion with Hanwha Life Insurance Co., Ltd. and others.

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures are as follows:

Company	Nature and extent of any significant restrictions
Daeryun Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Changjuk Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Taebaek Wind Power Co., Ltd.	Financial institutions can reject or defer an approval with regard to the request for fund executions on subordinated loans of shareholders in order to pay senior loans based on the loan agreement.

Pyeongchang Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Daegu Green Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions is obtained.

KNH Solar Co., Ltd.	Principal and interest, dividends to shareholders cannot be paid without written consent of financial institutions.

21.	Property, Plant and Equipment

(1)	Property, plant and equipment as of December 31, 2017 and 2018 are as follows:

		2017
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
		In millions of won
Land	￦	13,318,542	(21,968)	—	—	13,296,574
Buildings		18,777,678	(63,539)	(6,722,376)	(1,776)	11,989,987
Structures		66,184,484	(196,414)	(22,071,667)	(8,039)	43,908,364
Machinery		75,826,292	(183,188)	(28,904,982)	(45,512)	46,692,610
Ships		4,175	—	(3,772)	—	403
Vehicles		276,425	(6,322)	(195,260)	(127)	74,716
Equipment		1,440,870	(761)	(1,020,192)	(6)	419,911
Tools		1,010,537	(1,027)	(809,842)	(32)	199,636
Construction-in-progress		25,610,649	(49,084)	—	(38,108)	25,523,457
Finance lease assets		2,390,680	(27)	(2,093,001)	—	297,652
Asset retirement costs		9,395,821	—	(3,356,337)	—	6,039,484
Others		11,247,021	—	(8,807,401)	—	2,439,620

	￦	225,483,174	(522,330)	(73,984,830)	(93,600)	150,882,414

		2018
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
		In millions of won
Land	￦	13,554,292	(21,968)	—	—	13,532,324
Buildings		19,431,536	(63,189)	(7,494,176)	(3,669)	11,870,502
Structures		66,335,506	(190,854)	(23,615,312)	(8,399)	42,520,941
Machinery		82,047,823	(173,242)	(34,151,878)	(439,350)	47,283,353
Ships		3,655	—	(3,353)	—	302
Vehicles		287,954	(4,220)	(215,649)	(116)	67,969
Equipment		1,558,309	(418)	(1,175,408)	(42)	382,441
Tools		1,073,145	(675)	(880,432)	(38)	192,000
Construction-in-progress		29,026,880	(54,740)	—	(205,713)	28,766,427
Finance lease assets		2,390,701	(26)	(2,194,971)	—	195,704
Asset retirement costs		9,424,181	—	(3,706,004)	(146,423)	5,571,754
Others		11,875,394	—	(9,515,917)	—	2,359,477

	￦	237,009,376	(509,332)	(82,953,100)	(803,750)	152,743,194

(2)	Changes in property, plant and equipment for the years ended December 31, 2017 and 2018 are as follows:

		2017
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment(*1)	Others	Ending balance
		In millions of won
Land	￦	12,969,741	32,773	(8,961)	—	—	324,989	13,318,542
(Government grants)		(3,204)	—	5	—	—	(18,769)	(21,968)
Buildings		11,784,624	40,592	(19,715)	(794,804)	(923)	1,043,752	12,053,526
(Government grants)		(61,188)	(900)	28	5,996	—	(7,475)	(63,539)
Structures		43,330,415	428	(519,366)	(2,421,168)	(6,856)	3,721,325	44,104,778
(Government grants)		(197,641)	—	1,905	10,011	—	(10,689)	(196,414)
Machinery		43,421,945	421,892	(242,428)	(4,821,595)	(43,121)	8,139,105	46,875,798
(Government grants)		(111,064)	(10,834)	489	17,390	—	(79,169)	(183,188)
Ships		550	—	—	(147)	—	—	403
Vehicles		70,970	3,447	(174)	(34,236)	(127)	41,158	81,038
(Government grants)		(107)	(107)	14	1,070	—	(7,192)	(6,322)
Equipment		376,395	53,529	(413)	(158,614)	(6)	149,781	420,672
(Government grants)		(732)	(43)	—	454	—	(440)	(761)
Tools		179,032	30,990	(166)	(74,909)	(32)	65,748	200,663
(Government grants)		(430)	—	—	354	—	(951)	(1,027)
Construction-in-progress		27,296,260	11,996,508	(6,487)	—	—	(13,713,740)	25,572,541
(Government grants)		(135,807)	(42,728)	—	—	—	129,451	(49,084)
Finance lease assets		406,353	—	(29,696)	(107,390)	—	28,412	297,679
(Government grants)		—	—	—	1	—	(28)	(27)
Asset retirement costs		4,065,412	—	—	(518,565)	—	2,492,637	6,039,484
Others		2,351,532	10,411	(28)	(762,711)	—	840,416	2,439,620

	￦	145,743,056	12,535,958	(824,993)	(9,658,863)	(51,065)	3,138,321	150,882,414

(*1)

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

		2018
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment(*1)	Others	Ending balance
		In millions of won
Land	￦	13,318,542	2,254	(18,240)	—	—	251,736	13,554,292
(Government grants)		(21,968)	—	—	—	—	—	(21,968)
Buildings		12,053,526	10,156	(8,545)	(767,845)	(1,896)	648,295	11,933,691
(Government grants)		(63,539)	(4,213)	31	6,836	—	(2,304)	(63,189)
Structures		44,104,778	11,123	(587,278)	(2,476,278)	(360)	1,659,810	42,711,795
(Government grants)		(196,414)	—	3,270	10,292	—	(8,002)	(190,854)
Machinery(*2)		46,875,798	460,676	(250,159)	(4,973,252)	(393,839)	5,737,371	47,456,595
(Government grants)		(183,188)	(1,185)	823	18,099	—	(7,791)	(173,242)
Ships		403	—	—	(103)	—	2	302
Vehicles		81,038	2,774	(402)	(32,620)	—	21,399	72,189
(Government grants)		(6,322)	(45)	—	2,146	—	1	(4,220)
Equipment		420,672	36,884	(265)	(187,821)	(36)	113,425	382,859
(Government grants)		(761)	(22)	—	365	—	—	(418)
Tools		200,663	12,331	(268)	(83,283)	(6)	63,238	192,675
(Government grants)		(1,027)	(44)	—	432	—	(36)	(675)
Construction-in-progress		25,572,541	11,749,397	(47,463)	—	(167,603)	(8,285,705)	28,821,167
(Government grants)		(49,084)	(23,895)	—	—	—	18,239	(54,740)
Finance lease assets		297,679	—	—	(101,888)	—	(61)	195,730
(Government grants)		(27)	—	—	1	—	—	(26)
Asset retirement costs		6,039,484	1,988	—	(610,435)	(146,424)	287,141	5,571,754
Others		2,439,620	8,691	(715)	(709,579)	—	621,460	2,359,477

	￦	150,882,414	12,266,870	(909,211)	(9,904,933)	(710,164)	1,118,218	152,743,194

(*1)

Korea Hydro & Nuclear Power Co., Ltd. and Korea Western Power Co., Ltd., 100% owned subsidiaries, have determined that there are impairment indicators for the shutdowns of certain power generation units and fire, and performed an impairment test over the individual assets. As a result, the Company recognized the amount of the carrying amount in excess of its recoverable amount as impairment loss in the consolidated statements of comprehensive income. The amount includes impairment loss of ￦703,133 million in relation to Wolsong unit 1, and Shin-Hanul unit 3 and 4 as described in note 2, and the loss of ￦7,031 million due to fire at Taean unit 2.

(*2)

As described in note 29, the amount of acquisition of machinery includes ￦204,787 million of that the Company believes the possibility of economic outflow is probable on the request for additional construction costs of Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd.

22.	Investment Properties

(1)	Investment properties as of December 31, 2017 and 2018 are as follows:

		2017
		Acquisition cost	Government grants	Accumulated depreciation	Book value
		In millions of won
Land	￦	264,205	—	—	264,205
Buildings		36,165	(83)	(15,573)	20,509

	￦	300,370	(83)	(15,573)	284,714

		2018
		Acquisition cost	Government grants	Accumulated depreciation	Book value
		In millions of won
Land	￦	139,940	—	—	139,940
Buildings		34,801	(50)	(15,132)	19,619

	￦	174,741	(50)	(15,132)	159,559

(2)	Changes in investment properties for the years ended December 31, 2017 and 2018 are as follows:

		2017
		Beginning balance	Depreciation	Others	Ending balance
		In millions of won
Land	￦	336,421	—	(72,216)	264,205
Buildings		17,323	(1,178)	4,447	20,592
(Government grants)		(64)	2	(21)	(83)

	￦	353,680	(1,176)	(67,790)	284,714

		2018
		Beginning balance	Depreciation	Others	Ending balance
		In millions of won
Land	￦	264,205	—	(124,265)	139,940
Buildings		20,592	(924)	1	19,669
(Government grants)		(83)	1	32	(50)

	￦	284,714	(923)	(124,232)	159,559

(3)	Income and expenses related to investment properties for the years ended December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Rental income	￦	9,581	9,494
Operating and maintenance expenses related to rental income		(1,172)	(923)

	￦	8,409	8,571

(4)	Fair value of investment properties as of December 31, 2017 and 2018 are as follows:

		2017		2018
		Book value	Fair value	Book value	Fair value
		In millions of won
Land	￦	264,205	309,241	139,940	167,178
Buildings		20,509	23,319	19,619	23,276

	￦	284,714	332,560	159,559	190,454

The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the IFRS transition date (January 1, 2010).

(5)	All of the Company’s investment property is held under freehold interests.

23.	Construction Services Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the years ended December 31, 2016, 2017 and 2018 are as follows:

		2016
		Beginning balance	Increase (decrease)(*)	Recognized as revenue	Ending balance
		In millions of won
Nuclear power plant construction in UAE and others	￦	12,308,839	(1,045,094)	(4,026,857)	7,236,888

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

		2018
		Beginning balance	Increase (decrease)(*)	Recognized as revenue	Ending balance
		In millions of won
Nuclear power plant construction in UAE and others	￦	4,176,595	1,186,584	(1,742,391)	3,620,788

(*)

For the year ended December 31, 2018, the increased balance of contracts from new orders and foreign exchange impact is ￦1,207,097 million and the decreased balance of contracts due to changes in scope of construction work is ￦20,513 million.

(2)	Accumulated earned revenue, expense and others related to the Company’s construction contracts as of December 31, 2017 and 2018 are as follows:

		2017
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts
		In millions of won
Nuclear power plant construction in UAE and others	￦	18,236,992	16,937,772	1,299,220	—

		2018
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts
		In millions of won
Nuclear power plant construction in UAE and others	￦	19,801,220	18,651,188	1,150,032	—

(3)	Gross amount due from customers recognized as assets and due to customers recognized as liabilities for contract work as of December 31, 2017 and 2018 are as follows:

		2017		2018
		Assets(*1)	Liabilities(*2)	Assets(*1)	Liabilities(*2)
		In millions of won
Nuclear power plant construction in UAE and others	￦	55,755	542,921	36,232	350,460

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.

(*2)	Included in non-financial liabilities in the consolidated statements of financial position.

24.	Intangible Assets other than Goodwill

(1)	Intangible assets as of December 31, 2017 and 2018 are as follows:

		2017
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value
		In millions of won
Software	￦	534,191	(486)	(408,300)	—	125,405
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		43,857	—	(19,876)	—	23,981
Mining rights		553,876	—	(14,243)	—	539,633
Development expenditures		836,996	(3,702)	(752,478)	—	80,816
Intangible assets under development		143,851	(10,540)	—	(3,941)	129,370
Usage rights of donated assets and other		459,682	(11)	(358,024)	—	101,647
Leasehold rights		24,306	—	(19,262)	—	5,044
Others		297,289	—	(103,995)	(12,069)	181,225

	￦	2,897,446	(14,739)	(1,679,576)	(16,010)	1,187,121

		2018
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value
		In millions of won
Software	￦	619,662	(420)	(461,981)	—	157,261
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		97,033	—	(29,921)	—	67,112
Mining rights		561,945	—	(27,421)	—	534,524
Development expenditures		878,462	(2,110)	(785,976)	—	90,376
Intangible assets under development		83,381	(10,564)	—	(12,845)	59,972
Usage rights of donated assets and other		459,682	—	(372,671)	—	87,011
Leasehold rights		25,482	—	(19,930)	—	5,552
Greenhouse gas emissions rights		7,050	—	—	—	7,050
Others		333,621	—	(104,486)	(12,051)	217,084

	￦	3,069,716	(13,094)	(1,805,784)	(24,896)	1,225,942

(2)	Changes in intangible assets for the years ended December 31, 2017 and 2018 are as follows:

		2017
		Beginning balance	Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
		In millions of won
Software	￦	93,221	12,700	(5)	(44,809)	—	64,784	125,891
(Government grants)		(595)	(17)	—	255	—	(129)	(486)
Copyrights, patents rights and other industrial rights		20,081	30	(7)	(3,350)	—	7,227	23,981
Mining rights		538,860	26,751	(272)	(4,640)	—	(21,066)	539,633
Development expenditures		62,405	494	—	(25,924)	—	47,543	84,518
(Government grants)		(5,152)	—	—	2,811	—	(1,361)	(3,702)
Intangible assets under development		115,533	56,527	—	—	(20)	(32,130)	139,910
(Government grants)		(11,090)	—	—	—	—	550	(10,540)
Usage rights of donated assets and other		84,102	—	—	(14,462)	—	32,018	101,658
(Government grants)		(21)	—	—	10	—	—	(11)
Leasehold rights		4,632	—	—	(545)	—	957	5,044
Greenhouse gas emissions rights		6,283	—	—	—	—	(6,283)	—
Others		72,562	47,402	(377)	(23,018)	54	84,602	181,225
(Government grants)		—	—	—	—	—	—	—

	￦	980,821	143,887	(661)	(113,672)	34	176,712	1,187,121

		2018
		Beginning balance	Acquisition	Disposal	Amortization	Impairment(*)	Others	Ending balance
		In millions of won
Software	￦	125,891	10,861	(1)	(53,755)	—	74,685	157,681
(Government grants)		(486)	—	—	254	—	(188)	(420)
Licenses and franchises		23,981	28	—	(8,665)	(13)	51,781	67,112
Copyrights, patents rights and other industrial rights		539,633	29,687	—	(3,186)	—	(31,610)	534,524
Development expenditures		84,518	823	—	(27,100)	—	34,245	92,486
(Government grants)		(3,702)	—	—	1,591	—	1	(2,110)
Intangible assets under development		139,910	67,383	—	—	(8,912)	(127,845)	70,536
(Government grants)		(10,540)	—	—	—	799	(823)	(10,564)
Usage rights of donated assets and other		101,658	—	—	(13,307)	—	(1,340)	87,011
(Government grants)		(11)	—	—	11	—	—	—
Leasehold rights		5,044	—	—	(667)	—	1,175	5,552
Greenhouse gas emissions rights		—	—	—	—	—	7,050	7,050
Others		181,225	1,805	(8)	(14,114)	(14)	48,190	217,084
(Government grants)		—	—	—	—	—	—	—

	￦	1,187,121	110,587	(9)	(118,938)	(8,140)	55,321	1,225,942

(*)

￦8,104 million of impairment loss on the intangible assets under development in relation to the technology development of heat transfer tube owned by KEPCO Nuclear Fuel Co., Ltd., 96.36% owned subsidiary, is included.

(3) Significant specific intangible assets as of December 31, 2017 and 2018 are as follows:

2017
Type	Description	Currency	Amount	Remaining useful lives
	In millions of won and thousands of Australian dollars
Software	ERP system and others	KRW	1,135	3 years and 2 months ~ 3 years and 4 months
	AMI GATEWAY S/W	KRW	3,528	3 years and 2 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	11,724	4 years and 9 months
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	Electricity sales information system	KRW	29,391	4 years and 3 months
Intangible assets under development	Contributions to ARP NRC DC	KRW	46,458	—
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge Dangjin power plant load facility usage right	KRW KRW	40,460 20,463	8 years and 11 months 3 years and 3 months
Others	Occupancy and use of public waters	KRW	103,269	18 years and 11 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

2018
Type	Description	Currency	Amount	Remaining useful lives
	In millions of won and thousands of Australian dollars
Software	ERP system and others	KRW	783	2 years and 2 months ~ 2 years and 4 months
	Electricity sales information system	KRW	6,477	4 years
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	9,256	3 years and 9 months
	Contributions to ARP NRC DC	KRW	46,594	9 years
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	Electricity sales information system	KRW	22,337	3 years and 3 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge Dangjin power plant load facility usage right	KRW KRW	35,923 14,167	7 years and 11 months 2 years and 3 months
Others	Occupancy and use of public waters	KRW	97,858	17 years and 11 months

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

(4)	For the years ended December 31, 2016, 2017 and 2018, the Company recognized research and development expenses of ￦705,504 million, ￦721,437 million and ￦723,888 million, respectively.

25.	Trade and Other Payables

Trade and other payables as of December 31, 2017 and 2018 are as follows:

		2017		2018
		Current	Non-current	Current	Non-current
		In millions of won
Trade payables	￦	2,936,990	—	3,411,830	—
Other trade payables		1,649,933	2,825,039	1,630,860	2,626,876
Accrued expenses		1,087,844	1,951	1,127,796	1,859
Leasehold deposits received		1,562	1,308	1,949	1,084
Other deposits received		186,817	102,896	169,317	72,453
Finance lease liabilities		131,792	286,468	57,200	226,606
Dividends payable		4,448	—	6,443	—
Others(*)		135	5,818	—	12,818

	￦	5,999,521	3,223,480	6,405,395	2,941,696

(*)	Details of others as of December 31, 2017 and 2018 are as follows:

		2017		2018
		Current	Non-current	Current	Non-current
		In millions of won
Advance received from local governments	￦	—	5,818	—	5,818
Others		135	—	—	7,000

	￦	135	5,818	—	12,818

26.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Current liabilities
Short-term borrowings	￦	1,038,328	860,602
Current portion of long-term borrowings		128,543	312,994
Current portion of debt securities		7,961,182	6,790,778
Less : Current portion of discount on long-term borrowings		(886)	(972)
Less : Current portion of discount on debt securities		(3,882)	(1,974)
Add : Current portion of premium on debt securities		—	20

		9,123,285	7,961,448

Non-current liabilities
Long-term borrowings		2,455,737	3,280,015
Debt securities		43,270,825	49,905,077
Less : Discount on long-term borrowings		(21,113)	(22,000)
Less : Discount on debt securities		(81,424)	(89,913)
Add: Premium on debt securities		82	—

		45,624,107	53,073,179

	￦	54,747,392	61,034,627

(2)	Repayment schedule of borrowings and debt securities as of December 31, 2017 and 2018 are as follows:

2017
Type		Borrowings	Debt Securities
		In millions of won
Less than 1 year	￦	1,166,871	7,961,182
1~ 5 years		1,117,222	25,047,075
Over 5 years		1,338,515	18,223,750

	￦	3,622,608	51,232,007

2018
Type		Borrowings	Debt Securities
		In millions of won
Less than 1 year	￦	1,173,596	6,790,778
1~ 5 years		1,911,226	30,175,734
Over 5 years		1,368,789	19,729,343

	￦	4,453,611	56,695,855

(3)	Short-term borrowings as of December 31, 2017 and 2018 are as follows:

2017
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
In millions of won and thousands of foreign currencies
Local short-term borrowings	KTB Investment and securities and others	1.57~2.47	2018.01.12~ 2018.09.19	—	￦	686,561
Foreign short-term borrowings	SCNT and others	4.60~6.50	2018.12.03	USD 8,955		9,594
Foreign short-term borrowings	Export-import Bank of Korea	3M Libor+0.41~0.63	2018.12.18	AUD 327,259		273,314
Local bank overdraft	Nonghyup Bank	3.04	2018.01.02	—		51,300
Local bank overdraft	Woori Bank	Standard overdraft rate+1.12	2018.02.27	—		17,559

					￦	1,038,328

2018
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
In millions of won and thousands of foreign currencies
Local short-term borrowings	KTB Investment and securities and others	2.05~2.51	2019.01.04~ 2019.02.20	—	￦	674,000
Foreign short-term borrowings	SCNT and others	4.60~6.50	2019.12.03	USD 8,955		10,013
Foreign short-term borrowings	BDO Unibank	6.59	2020.12.17(*)	PHP 450,000		9,581
Local bank overdraft	Nonghyup Bank	2.59~3.09	2019.01.10~ 2019.12.31	—		142,773
Local bank overdraft	Woori Bank	Standard overdraft rate+1.09	2019.02.26	—		24,235

					￦	860,602

(*)	The contractual maturity is 2020 but is classified as short-term borrowing due to intention of early payment in 3 months after borrowing.

(4)	Long-term borrowings as of December 31, 2017 and 2018 are as follows:

2017
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
Local long-term borrowings
Korea Development Bank	Others	0.50	2018~2044	—	￦	4,909
	Facility	2.45~4.60	2023~2028	—		68,883
	Facility	1yr KoFC bond rate +0.31	2018	—		25,000
	Operating funds	2.59~3.04	2018~2020	—		47,000
	Operating funds	1yr KoFC bond rate +0.95	2020	—		14,000
KEB Hana Bank	Commercial Paper	3M CD+0.24~0.32	2021~2022	—		400,000
	Facility	4.60	2028	—		15,038
	Facility	3yr KTB rate-1.25	2018~2028	—		8,947
IBK	PF Refinancing	CD+1.25	2030	—		22,500
Export-Import Bank of Korea	Project loans	1.50	2026	—		25,042
	Operating funds	2.21	2020	—		35,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025	—		6,765
	Facility	3yr KTB rate-2.25	2018~2024	—		3,121
	Project loans	—	2022~2025	—		3,733
	Others	KTB rate -2.25	2024~2028	—		18,455
Shinhan Bank	Collateral borrowing	2.32	2019	—		30,000
	Facility	CB rate +1.10	2028	—		22,557
	Operating funds	2.70	2018	—		15,000
	Others	4.10	2035	—		105,000
	Others	Standard overdraft rate+1.10	2035	—		105,000
Kookmin Bank	Facility	3.16	2020	—		10,000
	Facility	MOR+0.79	2023	—		35,000
Others	Facility	1.75~4.60	2026~2029	—		148,423
	Facility	CB rate+1.10~1.20	2022~2028	—		46,278
	PF Refinancing	4.10	2030	—		62,500
	Others	4.50~8.00	2022~2039	—		102,346

						1,380,497

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD 8,744		9,368
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~ 3.20	2036	USD 64,913		69,548
	Direct loan and others	3M Libor+2.75~ 3.70	2027	JOD 168,663		254,514
	Commercial loan and others	3M Libor+1.50~ 2.50	2030~2033	USD 289,026		309,662
	PF Loan	6M Libor+1.70~ 2.50	2032	USD 123,253		132,054

2017
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD 41,718	￦	44,697
	Shareholder’s loan	8.00	2031	JOD 5,136		7,750
PT PJB	Shareholder’s loan	12.75	2019	IDR 10,932,568		864
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY 5,325,000		50,540
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY 3,435,000		32,602
SMBC and others	Equity Bridge Loan	1M Libor+0.90	2019	USD 70,986		76,054
IFC and others	Others	6M Libor+5.00	2031	PKR 16,652,350		161,195
Federal Financing Bank	PF loan	2.39	2031	USD 48,366		51,819
Others	Others	—	2019	USD 2,907		3,116

						1,203,783

						2,584,280
Less : Discount of long-term borrowings						(21,999)
Less : Current portion of long-term borrowings						(128,543)
Add : Current portion of discount on long-term borrowings						886

					￦	2,434,624

2018
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
Local long-term borrowings
Korea Development Bank	Others	0.50	2019~2044	—	￦	4,154
	Facility	2.45~4.60	2023~2028	—		66,793
	Operating funds	2.59~3.56	2020~2021	—		67,000
	Operating funds	1yr KoFC bond rate +0.95	2020	—		14,000
KEB Hana Bank	Commercial Paper	3M CD+0.19~0.32	2021~2023	—		950,000
	Facility	4.60	2028	—		13,781
	Facility	3yr KTB rate-1.25	2019~2028	—		8,072
IBK	PF Refinancing	CD+1.25	2030	—		22,500
Export-Import Bank of Korea	Project loans	1.50	2026	—		22,096
	Operating funds	2.21	2020	—		35,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025	—		5,558
	Facility	3yr KTB rate-2.25	2019~2024	—		2,589
	Project loans	—	2023	—		1,197
	Others	KTB rate -2.25	2024~2028	—		17,347
Shinhan Bank	Collateral borrowing	2.32	2019	—		30,000
	Facility	CB rate+1.10	2028	—		20,672
	Others	3.95	2035	—		103,851
	Others	Standard overdraft rate+1.00	2035	—		103,851

2018
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
Kookmin Bank	Facility	3.16	2020	—	￦	10,000
	Facility	MOR+0.79	2023	—		30,333
Others	Facility	1.75~4.60	2026~2036	—		168,080
	Facility	CB rate+1.10~1.60	2023~2036	—		52,810
	PF Refinancing	4.10	2030	—		62,500
	Others	4.50~7.90	2022~2039	—		102,347

					1,914,531

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD 8,744		9,776
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD 123,909		138,542
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD 158,524		249,783
	Commercial loan and others	3M Libor+1.50~2.50	2030~2033	USD 277,538		310,315
	PF Loan	6M Libor+1.70~2.50	2032	USD 126,798		141,773
SCNT and others	Shareholder’s loan	8.00	2031	JOD 4,853		7,647
	Shareholder’s loan	6.50~8.00	2023	USD 44,680		49,956
	Others	3.88	2021	USD 278,105		310,427
PT PJB	Shareholder’s loan	12.75	2019	IDR 5,569,304		428
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY 5,286,835		53,565
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY 3,410,381		34,553
SMBC and others	Equity Bridge Loan	1M Libor+0.90	2019	USD 44,019		49,218
IFC and others	Others	6M Libor+5.00	2031	PKR 25,900,420		206,944
Federal Financing Bank and others	PF loan	2.39~13.00	2031~2038	USD 102,322		114,406
Others	Others	—	2019	USD 1,025		1,145

						1,678,478

						3,593,009
Less : Discount of long-term borrowings						(22,972)
Less : Current portion of long-term borrowings						(312,994)
Add : Current portion of discount on long-term borrowings						972

					￦	3,258,015

(5)	Local debt securities as of December 31, 2017 and 2018 are as follows:

	Issue date	Maturity	Interest rate (%)		2017	2018
	In millions of won
Electricity Bonds	2009.12.03~ 2018.12.04	2019.01.08~ 2048.10.29	1.62~5.45	￦	20,700,000	24,480,000
Electricity Bonds	2013.06.25	2018.06.25	3M CD+0.31		150,000	—
Corporate Bonds(*1)	2009.05.04~ 2018.11.09`	2019.01.21~ 2048.11.09	1.36~6.00		21,122,708	23,223,228

					41,972,708	47,703,228
Less : Discount on local debt securities					(37,816)	(41,247)
Less : Current portion of local debt securities					(5,200,000)	(5,330,000)
Add : Current portion of discount on local debt securities					923	1,035

				￦	36,735,815	42,333,016

(*1)	Corporate bonds of HeeMang Sunlight Power Co., Ltd. amounting to ￦2,697 million can be redeemed every March 31 after five years from its issue date, March 31, 2016.

(6)	Foreign debt securities as of December 31, 2017 and 2018 are as follows:

	2017
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
	In millions of won and thousands of foreign currencies
FY-96	1996.04.01~ 1996.12.06	2026.12.01~ 2096.04.01	6.00~8.37	USD 249,070	￦	266,854
FY-97	1997.01.31~ 1997.08.04	2027.02.01~ 2027.08.01	6.75~7.00	USD 314,717		337,188
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		307,406
FY-08	2008.11.27	2018.11.27	4.19	JPY 20,000,000		189,822
FY-11	2011.07.13	2021.07.13	4.75	USD 500,000		535,700
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		803,550
FY-13	2013.02.05~ 2013.11.27	2018.02.05~ 2018.11.27	1.88~2.88	USD 1,900,000		2,035,660
FY-13	2013.09.26~ 2013.10.23	2019.03.26~ 2019.04.23	1.50~1.63	CHF 400,000		437,888
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		271,427
FY-13	2013.02.20~ 2013.07.25	2018.02.20~ 2018.07.25	3M Libor+0.84~1.50	USD 500,000		535,700
FY-14	2014.02.11~ 2014.12.02	2019.02.11~ 2029.07.30	2.38~3.57	USD 1,500,000		1,607,100
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		321,420
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000		321,420
FY-17	2017.04.12~ 2017.07.25	2020.04.12~ 2027.07.25	2.38~3.13	USD 1,100,000		1,178,540
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		51,170
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		58,454

						9,259,299
Less : Discount on foreign debt securities						(47,490)
Add : Premium on foreign debt securities						82
Less : Current portion of foreign debt securities						(2,761,182)
Add : Current portion of discount on foreign debt securities						2,959

					￦	6,453,668

	2018
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
	In millions of won and thousands of foreign currencies
FY-96	1996.04.01~ 1996.12.06	2026.12.01~ 2096.04.01	6.00~8.37	USD 249,071	￦	278,488
FY-97	1997.01.31~ 1997.08.04	2027.02.01~ 2027.08.01	6.75~7.00	USD 314,717		351,885
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		320,805
FY-11	2011.07.13	2021.07.13	4.75	USD 500,000		559,050
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		838,575
FY-13	2013.09.26~ 2013.10.23	2019.03.26~ 2019.04.23	1.50~1.63	CHF 400,000		454,488
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		256,038
FY-14	2014.02.11~ 2014.12.02	2019.02.11~ 2029.07.30	2.38~3.57	USD 1,500,000		1,677,150
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		335,430
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000		335,430
FY-17	2017.04.12~ 2017.07.25	2020.04.12~ 2027.07.25	2.38~3.13	USD 1,100,000		1,229,910
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		51,166
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		56,061
FY-18	2018.01.29~ 2018.07.25	2021.01.29~ 2023.07.25	3.00~3.88	USD 1,800,000		2,012,580
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		235,571

						8,992,627
Less : Discount on foreign debt securities						(50,640)
Add : Premium on foreign debt securities						20
Less : Current portion of foreign debt securities						(1,460,778)
Add : Current portion of discount on foreign debt securities						939
Less: Current portion of premium on foreign debt securities						(20)

					￦	7,482,148

(7)	Changes in borrowings and debt securities for the years ended December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Beginning balance	￦	53,639,205	54,747,392
Cash flow		2,269,513	5,972,336
Effect of exchange rate fluctuations		(1,169,418)	322,515
Others		8,092	(7,616)

Ending balance	￦	54,747,392	61,034,627

27.	Finance Lease Liabilities

(1)	Lease contracts

The Company entered into power purchase agreements (“PPA”) with GS EPS and two other providers. The Company recognizes these PPAs as finance leases; under the PPAs, there is no transfer of ownership or bargain purchase option of the plants at the end of the agreement, however, the present value of the future minimum power purchase payments equals substantially all of the plants’ respective fair values over a twenty-year period which makes up the major part of the respective plant’s economic life.

(2)

Finance lease liabilities as of December 31, 2017 and 2018 are as follows and are included in current and non-current trade and other payables, net, in the consolidated statements of financial position:

		2017		2018
		Minimum lease payments	Present value of minimum lease payments	Minimum lease payments	Present value of minimum lease payments
		In millions of won
Less than 1 year	￦	174,534	131,792	87,709	57,200
1 ~ 5 years		272,994	204,069	228,783	170,676
More than 5 years		108,748	82,399	65,250	55,930

	￦	556,276	418,260	381,742	283,806

(3)	Current and non-current portion of financial lease liabilities as of December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Current finance lease liabilities	￦	131,792	57,200
Non-current finance lease liabilities		286,468	226,606

	￦	418,260	283,806

(4)	Minimum lease payment and contingent rent payment recognized as an expense as a lessee for the years ended December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Minimum lease payment	￦	158,859	111,530
Contingent rent payment		(21,024)	(18,872)

(5)	Changes in finance lease liabilities for the years ended December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Beginning balance	￦	541,179	418,260
Cash flow		(122,919)	(134,454)
Acquisition of finance lease assets		—	—

Ending balance	￦	418,260	283,806

28.	Employment Benefits

(1)	Employment benefit obligations as of December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Net defined benefit obligations	￦	1,476,201	1,638,785
Other long-term employee benefit obligations		6,868	6,284

	￦	1,483,069	1,645,069

(2)	Principal assumptions on actuarial valuation as of December 31, 2017 and 2018 are as follows:

	2017	2018
Discount rate	2.75%~2.90%	2.24%~2.90%
Future salary and benefit levels	4.88%	4.88%
Weighted average duration	13.40 years	13.71 years

(3)	Details of expense relating to defined benefit plans for the years ended December 31, 2016, 2017 and 2018 are as follows:

		2016	2017	2018
		In millions of won
Current service cost	￦	378,930	392,820	369,899
Interest cost		67,104	79,524	87,687
Expected return on plan assets		(23,612)	(31,307)	(42,135)
Loss from settlement		(706)	(1,055)	(767)

	￦	421,716	439,982	414,684

Expenses as described above are recognized in those items below in the financial statements.

		2016	2017	2018
		In millions of won
Cost of sales	￦	312,391	332,249	308,672
Selling and administrative expenses		61,362	59,111	51,903
Others (Construction-in-progress and others)		47,963	48,622	54,109

	￦	421,716	439,982	414,684

In addition, for the years ended December 31, 2016, 2017 and 2018, employee benefit obligations expenses of ￦62,435 million, ￦65,603 million and ￦66,833 million, respectively, are recognized as cost of sales, and ￦11,450 million, ￦11,983 million and ￦13,204 million, respectively, are recognized as selling and administrative expenses, and ￦14,024 million, ￦13,332 million and ￦14,189 million, respectively, are recognized as construction-in-progress and others, relates to the Company’s defined contribution plans.

(4)	Details of defined benefit obligations as of December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Present value of defined benefit obligation from funded plans	￦	2,951,842	3,414,116
Fair value of plan assets		(1,475,641)	(1,775,331)

		1,476,201	1,638,785
Present value of defined benefit obligation from unfunded plans		—	—

Net liabilities incurred from defined benefit plans	￦	1,476,201	1,638,785

(5)	Changes in the present value of defined benefit obligations for the years ended December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Beginning balance	￦	2,867,377	2,951,842
Current service cost		392,820	369,899
Interest cost(*)		79,524	87,687
Remeasurement component		(258,223)	154,939
Loss from settlement		(1,055)	(767)
Actual payments		(128,707)	(149,454)
Others		106	(30)

Ending balance	￦	2,951,842	3,414,116

(*)	Corporate bond (AAA rated) yield at year-end is applied to measure the interest cost on employee benefit obligations.

(6)	Changes in the fair value of plan assets for the years ended December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Beginning balance	￦	1,188,907	1,475,641
Expected return		31,307	42,135
Remeasurement component		(10,435)	(12,308)
Contributions by the employers		325,080	330,064
Actual payments		(59,218)	(60,201)

Ending balance	￦	1,475,641	1,775,331

In addition, loss on accumulated remeasurement component amounting to ￦43,513 million and ￦219,381 million has been recognized as other comprehensive income or loss for the years ended December 31, 2017 and 2018, respectively.

(7)	Details of the fair value of plan assets as of December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Equity instruments	￦	79,204	96,823
Debt instruments		517,040	510,184
Bank deposit		293,477	275,518
Others		585,920	892,806

	￦	1,475,641	1,775,331

For the years ended December 31, 2017 and 2018, actual returns on plan assets amounted to ￦20,782 million and ￦29,827 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the years ended December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Actuarial gain from changes in financial assumptions	￦	(300,058)	186,428
Experience adjustments, etc.		41,835	(31,489)
Expected return		10,435	12,308

	￦	(247,788)	167,247

Remeasurement component recognized as other comprehensive income or loss is recorded in retained earnings.

29.	Provisions

(1)	Provisions as of December 31, 2017 and 2018 are as follows:

		2017		2018
		Current	Non-current	Current	Non-current
		In millions of won
Employment benefits
Provisions for employment benefits	￦	913,787	—	976,347	—
Litigation
Litigation provisions		48,621	24,955	40,157	37,636
Decommissioning cost
Nuclear plants		—	13,007,228	—	13,388,134
Spent fuel		—	1,339,046	—	1,291,354
Radioactive waste		11,494	1,626,877	4,310	1,680,698
PCBs		—	180,087	—	147,668
Other recovery provisions		—	6,659	—	10,477
Others
Power plant regional support program		153,756	—	137,668	—
Transmission regional support program		243,365	—	151,698	—
Provisions for tax		61	—	6,845	—
Provisions for financial guarantee		—	23,475	1,320	14,266
Provisions for RPS		271,624	—	93,919	—
Provisions for greenhouse gas emissions obligations		414,252	—	136,187	—
Others		80,538	16,387	46,347	15,515

	￦	2,137,498	16,224,714	1,594,798	16,585,748

(2)	Changes in provisions for the years ended December 31, 2017 and 2018 are as follows:

		2017
		Beginning balance	Increase in provision	Payment	Reversal	Others	Ending balance
		In millions of won
Employment benefits
Provisions for employment benefits	￦	810,607	984,896	(880,255)	(1,461)	—	913,787
Litigation
Litigation provisions		198,237	34,629	(152,461)	(7,096)	267	73,576
Decommissioning cost
Nuclear plants		10,195,928	2,818,033	(6,733)	—	—	13,007,228
Spent fuel		1,374,225	307,682	(342,861)	—	—	1,339,046
Radioactive waste		1,479,502	222,632	(63,763)	—	—	1,638,371
PCBs		191,744	5,309	(14,266)	(2,700)	—	180,087
Other recovery provisions		507	5,939	—	—	213	6,659
Others
Power plant regional support program		152,851	94,039	(103,889)	—	10,755	153,756
Transmission regional support program		282,608	143,178	(182,421)	—	—	243,365
Provisions for tax		242	—	(25)	(136)	(20)	61
Provisions for financial guarantee		29,665	3,760	—	(9,945)	(5)	23,475
Provisions for RPS		417,404	242,946	(388,726)	—	—	271,624
Provisions for greenhouse gas emissions obligations		249,644	422,666	(256,758)	(1,300)	—	414,252
Others(*)		43,975	6,639	(3,348)	(26,477)	76,136	96,925

	￦	15,427,139	5,292,348	(2,395,506)	(49,115)	87,346	18,362,212

(*)

The Company believes that the possibility of economic outflow is probable on the cost of construction suspension of Shin-Kori unit 5 and 6 for three months. For this reason, the Company recognized ￦77,261 million of provision as addition to construction-in-progress.

		2018
		Beginning balance	Increase in provision	Payment	Reversal	Others	Ending balance
		In millions of won
Employment benefits
Provisions for employment benefits	￦	913,787	912,440	(843,281)	(6,599)	—	976,347
Litigation
Litigation provisions(*)		73,576	234,517	(216,187)	(13,847)	(266)	77,793
Decommissioning cost
Nuclear plants		13,007,228	411,316	(30,410)	—	—	13,388,134
Spent fuel		1,339,046	435,007	(482,699)	—	—	1,291,354
Radioactive waste		1,638,371	112,815	(66,178)	—	—	1,685,008
PCBs		180,087	4,600	(13,758)	(23,261)	—	147,668
Other recovery provisions		6,659	2,125	—	—	1,693	10,477
Others
Power plant regional support program		153,756	46,366	(71,978)	—	9,524	137,668
Transmission regional support program		243,365	141,661	(233,328)	—	—	151,698
Provisions for tax		61	6,821	—	—	(37)	6,845
Provisions for financial guarantee		23,475	1,179	(67)	(8,432)	(569)	15,586
Provisions for RPS		271,624	297,802	(475,507)	—	—	93,919
Provisions for greenhouse gas emissions obligations		414,252	131,860	(350,356)	(59,569)	—	136,187
Others		96,925	44,732	(82,632)	(745)	3,582	61,862

	￦	18,362,212	2,783,241	(2,866,381)	(112,453)	13,927	18,180,546

(*)

As described in note 53.(1), the Company believes that the possibility of economic outflow is probable on the request for additional construction costs of Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd. For this reason, the Company recognized ￦204,787 million of provision as addition to property, plant and equipment.

30.	Government Grants

(1)	Government grants as of December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Land	￦	(21,968)	(21,968)
Buildings		(63,539)	(63,189)
Structures		(196,414)	(190,854)
Machinery		(183,188)	(173,242)
Vehicles		(6,322)	(4,220)
Equipment		(761)	(418)
Tools		(1,027)	(675)
Construction-in-progress		(49,084)	(54,740)
Finance lease assets		(27)	(26)
Investment properties		(83)	(50)
Software		(486)	(420)
Development expenditures		(3,702)	(2,110)
Intangible assets under development		(10,540)	(10,564)
Usage rights of donated assets and other		(11)	—
Other intangible assets other than goodwill		—	—

	￦	(537,152)	(522,476)

(2)	Changes in government grants for the years ended December 31, 2017 and 2018 are as follows:

		2017
		Beginning balance	Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
		In millions of won
Cash	￦	—	(55,533)	—	—	—	55,533	—
Land		(3,204)	—	—	—	5	(18,769)	(21,968)
Buildings		(61,188)	—	—	5,996	28	(8,375)	(63,539)
Structures		(197,641)	—	—	10,011	1,905	(10,689)	(196,414)
Machinery		(111,064)	—	—	17,390	489	(90,003)	(183,188)
Vehicles		(107)	—	—	1,070	14	(7,299)	(6,322)
Equipment		(732)	—	—	454	—	(483)	(761)
Tools		(430)	—	—	354	—	(951)	(1,027)
Construction-in-progress		(135,807)	—	129,451	—	—	(42,728)	(49,084)
Finance lease assets		—	—	—	1	—	(28)	(27)
Investment properties		(64)	—	—	2	—	(21)	(83)
Software		(595)	—	—	255	—	(146)	(486)
Development expenditures		(5,152)	—	—	2,811	—	(1,361)	(3,702)
Intangible assets under development		(11,090)	—	—	—	—	550	(10,540)
Usage rights of donated assets and other		(21)	—	—	10	—	—	(11)
Others		—	—	—	—	—	—	—

	￦	(527,095)	(55,533)	129,451	38,354	2,441	(124,770)	(537,152)

		2018
		Beginning balance	Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
		In millions of won
Cash	￦	—	(30,416)	—	—	—	30,416	—
Land		(21,968)	—	—	—	—	—	(21,968)
Buildings		(63,539)	—	—	6,836	31	(6,517)	(63,189)
Structures		(196,414)	—	—	10,292	3,270	(8,002)	(190,854)
Machinery		(183,188)	—	—	18,099	823	(8,976)	(173,242)
Vehicles		(6,322)	—	—	2,146	—	(44)	(4,220)
Equipment		(761)	—	—	365	—	(22)	(418)
Tools		(1,027)	—	—	432	—	(80)	(675)
Construction-in-progress		(49,084)	—	18,239	—	—	(23,895)	(54,740)
Finance lease assets		(27)	—	—	1	—	—	(26)
Investment properties		(83)	—	—	1	—	32	(50)
Software		(486)	—	—	254	—	(188)	(420)
Development expenditures		(3,702)	—	—	1,591	—	1	(2,110)
Intangible assets under development		(10,540)	—	—	—	—	(24)	(10,564)
Usage rights of donated assets and other		(11)	—	—	11	—	—	—
Others		—	—	—	—	—	—	—

	￦	(537,152)	(30,416)	18,239	40,028	4,124	(17,299)	(522,476)

31.	Deferred Revenues

Deferred revenue related to the Company’s construction contracts for the years ended December 31, 2017 and 2018 are as follows which included in current and non-current non-financial liabilities in the consolidated statements of financial position:

		2017	2018
		In millions of won
Beginning balance	￦	7,825,765	8,325,181
Increase during the current year		978,389	875,930
Recognized as revenue during the current year		(478,973)	(594,548)

Ending balance	￦	8,325,181	8,606,563

32.	Non-financial Liabilities

Non-financial liabilities as of December 31, 2017 and 2018 are as follows:

		2017		2018
		Current	Non-current	Current	Non-current
		In millions of won
Advance received	￦	3,772,713	181,612	3,724,238	80,937
Unearned revenue		41,593	19,718	63,038	4,690
Deferred revenue		476,631	7,848,550	556,072	8,050,491
Withholdings		164,370	10,529	172,454	10,856
Others		1,129,001	12,025	1,058,239	13,059

	￦	5,584,308	8,072,434	5,574,041	8,160,033

33.	Contributed Capital

(1)	Details of shares issued as of December 31, 2017 and 2018 are as follows:

	2017
	Shares authorized	Shares issued		Par value per share (in won)	Owned by government(*)	Owned by others	Total
	In millions of won except share information
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ￦1,056,176 million is included.

	2018
	Shares authorized	Shares issued		Par value per share (in won)	Owned by government(*)	Owned by others	Total
	In millions of won except share information
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ￦1,056,176 million is included.

(2)	Details in number of outstanding capital stock for the years ended December 31, 2017 and 2018 are as follows:

	2017	2018
	Number of shares
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Share premium	￦	843,758	843,758

34.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Legal reserve(*)	￦	1,604,910	1,604,910
Voluntary reserves		34,833,844	35,906,267
Retained earnings before appropriations		16,931,804	14,007,942

Retained earnings	￦	53,370,558	51,519,119

(*)

The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Reserve for investment on social overhead capital	￦	5,277,449	5,277,449
Reserve for research and human development(*)		330,000	330,000
Reserve for business expansion		29,016,395	30,088,818
Reserve for equalizing dividends		210,000	210,000

	￦	34,833,844	35,906,267

(*)

The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the years ended December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Beginning balance	￦	53,173,871	53,370,558
Effect of change in accounting policy		—	71,928
Net profit (loss) for the period attributed to owner of the Company		1,298,720	(1,314,567)
Changes in equity method retained earnings		10,065	(1,153)
Remeasurements of defined benefit liability, net of tax		158,991	(100,495)
Dividends paid		(1,271,089)	(507,152)

Ending balance	￦	53,370,558	51,519,119

(4)	Dividends paid for the years ended December 31, 2016, 2017 and 2018 are as follows:

	2016
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid
					(In won)
Common shares	641,964,077	—	641,964,077	￦	3,100	1,990,089

	2017
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid
					(In won)
Common shares	641,964,077	—	641,964,077	￦	1,980	1,271,089

	2018
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid
					(In won)
Common shares	641,964,077	—	641,964,077	￦	790	507,152

(5)	Changes in retained earnings of investments in associates and joint ventures for the years ended December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Beginning balance	￦	(4,943)	5,122
Changes		10,065	(1,153)

Ending balance	￦	5,122	3,969

(6)	Changes in remeasurement components for the years ended December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Beginning balance	￦	(222,997)	(43,513)
Changes		239,636	(154,198)
Income tax effect		(80,645)	53,703
Transfer to reserve for business expansion		20,493	(75,373)

Ending balance	￦	(43,513)	(219,381)

35.	Statement of Disposition of Deficit

For the year ended December 31, 2017, KEPCO’s retained earnings were appropriated on March 30, 2018. For the year ended December 31, 2018, KEPCO’s deficits are expected to be appropriated on March 22, 2019. Statements of disposition of deficit and appropriation of retained earnings of KEPCO, the controlling company, for the years ended December 31, 2017 and 2018, respectively, are as follows:

			2017	2018
			In millions of won except for dividends per share
I. Retained earnings before appropriations (undisposed deficit)
Unappropriated retained earnings carried over from prior years		￦	—	—
Effect of change in accounting policy			—	39,813
Net income (loss)			1,506,852	(1,095,213)
Remeasurements of the defined benefit plan			72,723	(65,442)

			1,579,575	(1,120,842)

II. Transfer from voluntary reserves			—	1,120,842

III. Subtotal (I+II)			1,579,575	—

IV. Appropriations of retained earnings			(1,579,575)	—
Legal reserve			—	—
Dividends (government, individual) Amount of dividends per share (%) :	Current year—￦0 Prior year—￦790 (16%)		(507,152)	—
Reserve for business expansion			(1,072,423)	—
V. Unappropriated retained earnings to be carried over forward to subsequent year			—	—

36.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interest) as of December 31, 2017 and 2018 are as follows:

Issuer	Hybrid bond	Issued date	Maturity	Yield (%)		2017	2018
	In millions of won
Korea South-East Power Co., Ltd.	1st hybrid bond	2012.12.07	2042.12.06	4.38	￦	170,000	170,000
Korea South-East Power Co., Ltd.	2nd hybrid bond	2012.12.07	2042.12.06	4.44		230,000	230,000
Expense of issuance						(1,090)	(1,090)

					￦	398,910	398,910

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

37.	Other Components of Equity

(1)	Other components of equity of the parent as of December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Other capital surplus	￦	1,233,793	1,234,825
Accumulated other comprehensive loss		(271,457)	(358,570)
Other equity		13,294,973	13,294,973

	￦	14,257,309	14,171,228

(2)	Changes in other capital surplus for the years ended December 31, 2017 and 2018 are as follows:

		2017			2018
		Gains on disposal of treasury stocks	Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
	In millions of won
Beginning balance	￦	387,524	847,622	1,235,146	387,524	846,269	1,233,793
Issuance of share capital of subsidiary		—	(1,378)	(1,378)	—	1,032	1,032
Others		—	25	25	—	—	—

Ending balance	￦	387,524	846,269	1,233,793	387,524	847,301	1,234,825

(3)	Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2017 and 2018 are as follows:

		2017
		Available-for-sale financial asset valuation reserve	Shares in other comprehensive Income (loss) of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
		In millions of won
Beginning balance	￦	36,370	221,455	(223,056)	(68,644)	(33,875)
Changes in the unrealized fair value of available-for-sale financial assets, net of tax		(7,102)	—	—	—	(7,102)
Shares in other comprehensive loss of associates and joint ventures, net of tax		—	(154,991)	—	—	(154,991)
Foreign currency translation of foreign operations, net of tax		—	—	(95,103)	—	(95,103)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	19,614	19,614

Ending balance	￦	29,268	66,464	(318,159)	(49,030)	(271,457)

		2018
		Financial asset at fair value through other comprehensive income valuation reserve	Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
		In millions of won
Beginning balance	￦	29,268	66,464	(318,159)	(49,030)	(271,457)
Effect of change in accounting Policy		(76,851)	—	—	—	(76,851)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(34,125)	—	—	—	(34,125)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	57,089	—	—	57,089
Foreign currency translation of foreign operations, net of tax		—	—	(32,086)	—	(32,086)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(1,140)	(1,140)

Ending balance	￦	(81,708)	123,553	(350,245)	(50,170)	(358,570)

(4)	Details of changes in other equity for the years ended December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Statutory revaluation reserve	￦	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	￦	13,294,973	13,294,973

38.	Sales

Details	of sales for the years ended December 31, 2016, 2017 and 2018 are as follows:

		2016		2017		2018
		Domestic	Overseas	Domestic	Overseas	Domestic	Overseas
		In millions of won
[Type of goods and services]
Sales of goods	￦	54,982,095	397,392	55,373,316	399,232	57,514,866	382,938
Electricity		54,304,529	—	54,649,882	—	56,842,011	—
Heat supply		181,597	—	205,838	—	216,117	—
Others		495,969	397,392	517,596	399,232	456,738	382,938
Sales of service		195,697	161,046	186,990	164,167	176,539	216,328
Sales of construction services		132,219	3,894,638	92,501	3,119,683	108,586	1,633,805

	￦	55,310,011	4,453,076	55,652,807	3,683,082	57,799,991	2,233,071

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	￦	54,982,095	397,392	55,373,316	399,232	57,514,866	382,938
Performance obligations satisfied over time		327,916	4,055,684	279,491	3,283,850	285,125	1,850,133

	￦	55,310,011	4,453,076	55,652,807	3,683,082	57,799,991	2,233,071

39.	Selling and Administrative Expenses

(1)	Selling and administrative expenses for the years ended December 31, 2016, 2017 and 2018 are as follows:

		2016	2017	2018
		In millions of won
Salaries	￦	734,930	735,383	757,819
Retirement benefit expense		72,812	71,094	65,107
Welfare and benefit expense		162,243	179,406	132,089
Insurance expense		11,513	15,414	12,181
Depreciation		169,431	190,245	214,499
Amortization of intangible assets		35,171	44,990	54,153
Bad debt expense		38,719	126,714	39,784
Commission		605,879	673,740	714,096
Advertising expense		34,658	114,519	30,894
Training expense		6,314	7,027	6,277
Vehicle maintenance expense		10,390	9,998	10,148
Publishing expense		3,643	3,672	3,307
Business promotion expense		3,477	3,700	2,785
Rent expense		40,020	38,380	42,851
Telecommunication expense		25,448	24,916	23,505
Transportation expense		596	495	686
Taxes and dues		46,531	48,395	46,424
Expendable supplies expense		6,834	7,731	6,166
Water, light and heating expense		9,720	10,545	12,629
Repairs and maintenance expense		75,122	63,477	62,580
Ordinary development expense		188,063	211,417	215,494
Travel expense		16,115	16,658	14,363
Clothing expense		8,273	8,410	10,108
Survey and analysis expense		666	698	705
Membership fee		1,132	1,122	1,043
Others		331,532	154,709	148,197

	￦	2,639,232	2,762,855	2,627,890

(2)	Other selling and administrative expenses for the years ended December 31, 2016, 2017 and 2018 are as follows:

		2016	2017	2018
		In millions of won
Accommodation development expenses	￦	186,896	55,799	52,822
Miscellaneous wages		31,907	32,300	32,447
Litigation and filing expenses		12,328	11,881	12,853
Compensation for damages		60,341	12,297	19,193
Outsourcing expenses		3,530	2,647	3,036
Reward expenses		3,267	2,786	2,713
Overseas market development expenses		2,177	1,876	1,361
Others		31,086	35,123	23,772

	￦	331,532	154,709	148,197

40.	Other Income and Expense

(1)	Other income for the years ended December 31, 2016, 2017 and 2018 are as follows:

		2016	2017	2018
		In millions of won
Reversal of other provisions	￦	22,034	35,265	12,700
Reversal of other allowance for doubtful accounts		5,489	2,166	143
Gains on government grants		111	430	482
Gains on assets contributed		12,254	4,218	17,336
Gains on liabilities exempted		1,959	3,166	10,303
Compensation and reparations revenue		114,530	89,196	89,901
Revenue from research contracts		13,143	12,580	6,818
Income related to transfer of assets from customers		427,297	478,973	594,548
Rental income		211,580	192,136	186,631
Others		31,787	50,988	51,032

	￦	840,184	869,118	969,894

(2)	Details of others of other income for the years ended December 31, 2016, 2017 and 2018 are as follows:

		2016	2017	2018
		In millions of won
Refund of claim for rectification	￦	8,722	9,655	8,933
Adjustment of research project		4,148	3,884	2,267
Maintenance expenses on lease building		354	135	176
Training expenses		4,478	3,045	3,220
Deposit redemption		991	34	7
Reversal of expenses on litigation		893	360	753
Revenue on royalty fee		2,486	2,888	6,909
Reimbursement of insurance fee		—	1,498	7,145
Gains on guarantee contracts		2,796	456	39
Others		6,919	29,033	21,583

	￦	31,787	50,988	51,032

(3)	Other expense for the years ended December 31, 2016, 2017 and 2018 are as follows:

		2016	2017	2018
		In millions of won
Compensation and indemnification expense	￦	—	37	23,437
Accretion expenses of other provisions		4,556	7,535	41,924
Depreciation expenses on investment properties		678	1,176	923
Depreciation expenses on idle assets		6,639	6,644	6,547
Other bad debt expense		4,585	1,778	17,827
Donations		114,094	119,421	63,743
Others		58,072	43,464	76,929

	￦	188,624	180,055	231,330

(4)	Details of others of other expense for the years ended December 31, 2016, 2017 and 2018 are as follows:

		2016	2017	2018
		In millions of won
Operating expenses related to the idle assets	￦	459	136	47
Research grants		1,461	1,180	461
Supporting expenses on farming and fishing village		15,201	11,956	13,537
Operating expenses on fitness center		2,706	3,498	4,788
Expenses on adjustment of research and development grants		—	806	404
Taxes and dues		4,582	2,270	199
Expenses on R&D supporting		690	5,459	53
Others(*)		32,973	18,159	57,440

	￦	58,072	43,464	76,929

(*)	Others include ￦38,886 million of impairment loss on construction-in-progress of Cheonji unit 1 and 2 and Daejin unit 1 and 2 as described in note 2.

41.	Other Gains (Losses)

(1)	Composition of other gains (losses) for the years ended December 31, 2016, 2017 and 2018 are as follows:

		2016	2017	2018
		In millions of won
Other gains
Gains on disposal of property, plant, and equipment	￦	74,035	48,316	98,077
Gains on disposal of intangible assets		—	564	12
Reversal of impairment loss on intangible assets		3	54	17
Gains on foreign currency translation		15,311	20,485	14,905
Gains on foreign currency transaction		55,377	93,151	47,297
Gains on insurance proceeds		—	400	—
Others		187,792	269,562	221,556

Other losses
Losses on disposal of property, plant and equipment		(42,715)	(70,514)	(60,704)
Losses on disposal of intangible assets		(158)	(183)	(43)
Impairment loss on property, plant and equipment		—	(51,067)	(710,162)
Impairment loss on intangible assets		(3,945)	(20)	(8,112)
Impairment loss on other non-current assets		—	—	(87,024)
Losses on foreign currency translation		(23,835)	(25,495)	(7,678)
Losses on foreign currency transaction		(72,058)	(36,241)	(65,366)
Others		(119,309)	(92,385)	(63,899)

	￦	70,498	156,627	(621,124)

(2)	Details of others of other gains for the years ended December 31, 2016, 2017 and 2018 are as follows:

		2016	2017	2018
		In millions of won
Gains on disposal of inventories	￦	9,494	6,024	6,350
Gains on valuation of inventories		2	—	—
Gains on proxy collection of TV license fee		38,991	39,711	40,450
Gains on compensation of impaired electric poles		3,650	1,526	1,166
Gains on compensation for infringement on contract		3,040	18,990	3,648
Gains on harbor facilities dues		2,957	3,025	3,803
Gains on technical fees		1,271	2,105	2,026
Reversal of occupation development training fees		1,756	1,697	1,602
Gains on disposal of waste		4,222	4,261	4,232
Gains on insurance		3,786	10,410	22,382
Gains on tax rebate		5,226	2,161	542
Gains on other commission		4,639	4,790	4,347
Gains on research tasks		10	—	—
Gains on settlement and others		2,188	—	—
Gains on sales of greenhouse gas emissions rights		46	—	—
Others		106,514	174,862	131,008

	￦	187,792	269,562	221,556

(3)	Details of others of other losses for the years ended December 31, 2016, 2017 and 2018 are as follows:

		2016	2017	2018
		In millions of won
Losses on valuation of inventories	￦	2,683	3,875	1,953
Losses on disposal of inventories		3,092	3,273	3,555
Losses due to disaster		1,522	5,374	2,129
Losses on rounding adjustment of electric charge surtax		1,260	1,253	1,265
Losses on adjustments of levies		1,184	1	—
Forfeit of taxes and dues		4,582	656	—
Losses on litigation		2,581	—	—
Others		102,405	77,953	54,997

	￦	119,309	92,385	63,899

42.	Finance Income

(1)	Finance income for the years ended December 31, 2016, 2017 and 2018 are as follows:

		2016	2017	2018
		In millions of won
Interest income	￦	241,778	206,143	223,767
Dividends income		9,446	11,477	12,777
Gains on disposal of financial assets		1,482	1,130	1,838
Gains on valuation of Financial assets at fair value through profit or loss		—	12	8,495
Gains on valuation of derivatives		293,830	16,165	199,943
Gains on transaction of derivatives		45,549	29,257	179,745
Gains on foreign currency translation		161,905	1,115,832	143,254
Gains on foreign currency transaction		37,553	150,602	27,051

	￦	791,543	1,530,618	796,870

(2)	Interest income included in finance income for the years ended December 31, 2016, 2017 and 2018 are as follows:

		2016	2017	2018
		In millions of won
Cash and cash equivalents	￦	61,380	35,474	40,704
Financial assets at fair value through profit or loss		—	290	21,713
Financial assets at amortized cost		—	—	89
Held-to-maturity investments		97	82	—
Loans		25,106	30,014	21,925
Short-term financial instrument		45,763	29,412	41,025
Long-term financial instrument		7,195	8,144	7,920
Other financial assets		—	—	1
Trade and other receivables		102,237	102,727	90,390

	￦	241,778	206,143	223,767

43.	Finance Expenses

(1)	Finance expenses for the years ended December 31, 2016, 2017 and 2018 are as follows:

		2016	2017	2018
		In millions of won
Interest expense	￦	1,752,868	1,789,552	1,868,458
Losses on sale of financial assets		9	2,343	1
Losses on valuation of financial assets at fair value through profit or loss		—	—	6,616
Impairment of available-for-sale financial assets		86,703	2,713	—
Losses on valuation of derivatives		5,762	890,832	46,740
Losses on transaction of derivatives		101,987	198,218	32,448
Losses on foreign currency translation		406,849	207,944	393,859
Losses on foreign currency transaction		57,889	35,175	121,763
Losses on repayment of financial liabilities		23,000	5	—
Other		2,020	1,170	858

	￦	2,437,087	3,127,952	2,470,743

(2)	Interest expense included in finance expenses for the years ended December 31, 2016, 2017 and 2018 are as follows:

		2016	2017	2018
		In millions of won
Trade and other payables	￦	68,375	57,160	42,830
Short-term borrowings		6,969	35,891	32,545
Long-term borrowings		91,584	87,011	92,243
Debt securities		1,922,900	1,698,232	1,771,544
Other financial liabilities		482,428	491,665	505,112

		2,572,256	2,369,959	2,444,274

Less: Capitalized borrowing costs		(819,388)	(580,407)	(575,816)

	￦	1,752,868	1,789,552	1,868,458

Capitalization rates for the years ended December 31, 2016, 2017 and 2018 are 2.29%~4.16%, 2.30%~3.60% and 2.17%~3.86%, respectively.

44.	Income Taxes

(1)	Income tax expense (benefit) for the years ended December 31, 2016, 2017 and 2018 are as follows:

		2016	2017	2018
		In millions of won
Current income tax expense
Payment of income tax	￦	2,689,640	881,583	378,715
Adjustment in respect of prior years due to change in estimate		231,113	4,484	(195,648)
Current income tax directly recognized in equity		30,059	(56,098)	101,528
Effect of change in accounting policy		—	—	1,780

		2,950,812	829,969	286,375

Deferred income tax expense
Generation and realization of temporary differences		509,762	1,283,012	(495,658)
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		(86,845)	44,573	(28,509)
Changes in deferred tax on tax losses carryforwards		—	—	(572,305)
Tax credit carryforwards		(8,588)	15,270	(16,224)

		414,329	1,342,855	(1,112,696)

Income tax expense (benefit)	￦	3,365,141	2,172,824	(826,321)

(2)

Reconciliation between actual income tax expense and amount computed by applying the statutory tax rate to income before income taxes for the years ended December 31, 2016, 2017 and 2018 are as follows:

		2016	2017	2018
		In millions of won
Income (loss) before income tax	￦	10,513,468	3,614,218	(2,000,819)

Income tax expense (benefit) computed at applicable tax rate(*1)		2,544,259	874,641	(550,225)
Adjustments
Effect of applying gradual tax rate		(5,082)	(5,082)	(1,408)
Effect of non-taxable income		(29,554)	(32,032)	(1,705)
Effect of non-deductible expenses		22,258	15,032	40,151
Effect of tax losses that are not recognized as deferred tax asset		—	—	2,086
Effects of tax credits and deduction		(194,731)	(161,069)	(39,471)
Recognition (reversal) of unrecognized deferred tax asset, net		(86,845)	44,573	(28,509)
Effect of change in deferred tax due to change in tax rate		—	1,055,154	261
Deferred income tax related to investments in subsidiaries and associates		862,956	394,145	(52,618)
Others, net		20,767	(17,022)	765

		589,769	1,293,699	(80,448)
Adjustment in respect of prior years due to change in estimate		231,113	4,484	(195,648)

Income tax expense (benefit)	￦	3,365,141	2,172,824	(826,321)

Effective tax rate		32%	60%	(*2)

(*1)	Applicable tax rate is 24.2% as of December 31, 2016 and 2017, and 27.5% as of December 31, 2018.

(*2)	The effective tax rate for the year ended December 31, 2018 is not calculated for income tax benefit.

(3)	Income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive income (loss)) for the years ended December 31, 2016, 2017 and 2018 are as follows:

		2016	2017	2018
		In millions of won
Dividends of hybrid bond	￦	5,253	5,248	4,273
Gain on disposal of investments in subsidiaries		(7,006)	—	—
Effect of change in effective tax rate		—	(25)	—

	￦	(1,753)	5,223	4,273

(4)	Income tax recognized as other comprehensive income (loss) for the years ended December 31, 2016, 2017 and 2018 are as follows:

		2016	2017	2018
		In millions of won
Income tax recognized as other comprehensive income (loss)
Gain on valuation of financial assets at fair value through other comprehensive income	￦	—	—	35,798
Loss on valuation of available-for-sale financial assets		(8,143)	(2,551)	—
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		(18,335)	(11,016)	6,639
Remeasurement of defined benefit obligations		49,986	(80,645)	53,703
Investments in associates		7,731	8,649	6,592
Others		573	24,242	(5,477)

	￦	31,812	(61,321)	97,255

(5)	Changes in deferred income tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2017 and 2018 are as follows:

		2017
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
		In millions of won
Deferred income tax on temporary differences
Employee benefits	￦	493,331	86,008	(80,645)	—	498,694
Cash flow hedge		(53,583)	130,044	(11,016)	—	65,445
Investments in associates or subsidiaries		(7,166,345)	(1,510,295)	8,649	(25)	(8,668,016)
Property, plant and equipment		(5,527,318)	(1,333,122)	—	—	(6,860,440)
Finance lease		(345,431)	(81,518)	—	—	(426,949)
Intangible assets		8,987	(1,339)	—	—	7,648
Financial assets at fair value through profit or loss		(62)	952	—	—	890
Available-for-sale financial assets		(68,347)	62,055	(2,551)	—	(8,843)
Deferred revenue		213,859	16,852	—	—	230,711
Provisions		3,583,371	1,239,462	—	—	4,822,833
Doubtful receivables		2,696	(2,637)	—	—	59
Other finance liabilities		30,249	(2,742)	—	5,248	32,755
Gains or losses on foreign exchange translation		138,938	(140,292)	—	—	(1,354)
Allowance for doubtful accounts		17,252	25,679	—	—	42,931
Accrued income		(5,367)	3,542	—	—	(1,825)
Special deduction for property, plant and equipment		(194,309)	(6,618)	—	—	(200,927)
Reserve for research and human development		(12,883)	9,842	—	—	(3,041)
Others		695,870	232,642	24,242	—	952,754

		(8,189,092)	(1,271,485)	(61,321)	5,223	(9,516,675)

		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
		In millions of won
Deferred income tax on unused tax losses and tax credit
Tax losses		—	—	—	—	—
Tax credit		35,703	(15,272)	—	—	20,431

		35,703	(15,272)	—	—	20,431

	￦	(8,153,389)	(1,286,757)	(61,321)	5,223	(9,496,244)

		2018
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
		In millions of won
Deferred income tax on temporary differences
Employee benefits	￦	498,694	42,144	53,703	—	594,541
Cash flow hedge		65,445	(32,623)	6,639	—	39,461
Investments in associates or subsidiaries		(8,668,016)	(5,447)	6,592	—	(8,666,871)
Property, plant and equipment		(6,860,440)	337,662	—	—	(6,522,778)
Finance lease		(426,949)	(26,125)	—	—	(453,074)
Intangible assets		7,648	(1,593)	—	—	6,055
Financial assets at fair value through profit or loss		890	(871)	—	—	19
Financial assets at fair value through other comprehensive income		(8,843)	(1,379)	35,798	—	25,576
Deferred revenue		230,711	(10,969)	—	—	219,742
Provisions		4,822,833	(21,887)	—	—	4,800,946
Doubtful receivables		59	—	—	—	59
Other finance liabilities		32,755	2,465	—	4,273	39,493
Gains or losses on foreign exchange translation		(1,354)	28,434	—	—	27,080
Allowance for doubtful accounts		42,931	15,825	—	—	58,756
Accrued income		(1,825)	(1,089)	—	—	(2,914)
Special deduction for property, plant and equipment		(200,927)	(10,819)	—	—	(211,746)
Reserve for research and human development		(3,041)	3,041	—	—	—
Others		952,754	105,869	(5,477)	—	1,053,146

		(9,516,675)	422,638	97,255	4,273	(8,992,509)

Deferred income tax on unused tax losses and tax credit
Unused tax losses		—	554,457	—	—	554,457
Excess of donation limit		—	17,848	—	—	17,848
Tax credit		20,431	16,225	—	—	36,656

		20,431	588,530	—	—	608,961

	￦	(9,496,244)	1,011,168	97,255	4,273	(8,383,548)

(6)	Deferred income tax assets (liabilities) recognized in the statements of financial position as of December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Deferred income tax assets	￦	919,153	1,233,761
Deferred income tax liabilities		(10,415,397)	(9,617,309)

	￦	(9,496,244)	(8,383,548)

(7)	Details of deductible temporary differences, tax losses and unused tax credits for which no deferred income tax assets were recognized as of December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Deductible temporary differences	￦	444,426	442,391

45.	Assets Held-for-Sale

Assets held-for-sale as of December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Land(*1)	￦	2,765	2,765
Building(*1)		19,369	19,369
Investments in associates(*2, 3, 4)		5,837	—
Investments in subsidiaries(*5)		—	747

	￦	27,971	22,881

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

(*3)

Korea Hydro & Nuclear Power Co., Ltd., a subsidiary of the Company, initiated efforts to sell its shares in Yeongwol Energy Station Co., Ltd. during the year ended December 31, 2016, and sold its shares in Yeongwol Energy Station Co. during the year ended December 31, 2018.

(*4)

KEPCO Engineering & Construction Company, Inc., a subsidiary of the Company, exercised a put option to sell the shares of DS POWER Co., Ltd. on December 11, 2017 and the shares were sold on February 28, 2018.

(*5)	KOWEPO India Private Limited was in the process of liquidating its business as of December 31, 2018 and has been reclassified to assets held-for-sale, accordingly.

46.	Expenses Classified by Nature

Expenses classified by nature for the years ended December 31, 2016, 2017 and 2018 are as follows:

		2016
		Selling and administrative expenses	Cost of sales	Total
		In millions of won
Raw materials used	￦	—	13,470,586	13,470,586
Salaries		734,930	3,425,712	4,160,642
Retirement benefit expense		72,812	374,826	447,638
Welfare and benefit expense		162,243	507,691	669,934
Insurance expense		11,513	79,987	91,500
Depreciation		169,431	8,704,525	8,873,956
Amortization of intangible assets		35,171	44,544	79,715
Bad debt expense		38,719	—	38,719
Commission		605,879	423,179	1,029,058
Advertising expense		34,658	9,693	44,351
Training expense		6,314	13,347	19,661
Vehicle maintenance expense		10,390	7,016	17,406
Publishing expense		3,643	4,615	8,258
Business promotion expense		3,477	4,836	8,313
Rent expense		40,020	133,670	173,690
Telecommunication expense		25,448	75,925	101,373
Transportation expense		596	5,153	5,749
Taxes and dues		46,531	464,962	511,493
Expendable supplies expense		6,834	34,668	41,502
Water, light and heating expense		9,720	25,820	35,540
Repairs and maintenance expense		75,122	1,896,656	1,971,778
Ordinary development expense		188,063	517,441	705,504
Travel expense		16,115	63,611	79,726
Clothing expense		8,273	5,363	13,636
Survey and analysis expense		666	3,209	3,875
Membership fee		1,132	8,714	9,846
Power purchase		—	10,755,739	10,755,739
Others		331,532	4,488,065	4,819,597

	￦	2,639,232	45,549,553	48,188,785

		2017
		Selling and administrative expenses	Cost of sales	Total
		In millions of won
Raw materials used	￦	—	15,924,707	15,924,707
Salaries		735,383	3,479,591	4,214,974
Retirement benefit expense		71,094	397,852	468,946
Welfare and benefit expense		179,406	543,738	723,144
Insurance expense		15,414	90,677	106,091
Depreciation		190,245	9,461,974	9,652,219
Amortization of intangible assets		44,990	68,682	113,672
Bad debt expense		126,714	—	126,714
Commission		673,740	469,695	1,143,435
Advertising expense		114,519	10,917	125,436
Training expense		7,027	14,362	21,389
Vehicle maintenance expense		9,998	7,468	17,466
Publishing expense		3,672	4,248	7,920
Business promotion expense		3,700	4,973	8,673
Rent expense		38,380	148,509	186,889
Telecommunication expense		24,916	73,956	98,872
Transportation expense		495	9,145	9,640
Taxes and dues		48,395	437,643	486,038
Expendable supplies expense		7,731	31,994	39,725
Water, light and heating expense		10,545	30,150	40,695
Repairs and maintenance expense		63,477	2,047,943	2,111,420
Ordinary development expense		211,417	510,020	721,437
Travel expense		16,658	69,015	85,673
Clothing expense		8,410	4,985	13,395
Survey and analysis expense		698	3,661	4,359
Membership fee		1,122	8,482	9,604
Power purchase		—	14,264,331	14,264,331
Others		154,709	3,980,137	4,134,846

	￦	2,762,855	52,098,855	54,861,710

		2018
		Selling and administrative expenses	Cost of sales	Total
		In millions of won
Raw materials used	￦	—	19,537,928	19,537,928
Salaries		757,819	3,478,804	4,236,623
Retirement benefit expense		65,107	375,505	440,612
Welfare and benefit expense		132,089	464,483	596,572
Insurance expense		12,181	93,876	106,057
Depreciation		214,499	9,683,887	9,898,386
Amortization of intangible assets		54,153	64,785	118,938
Bad debt expense		39,784	—	39,784
Commission		714,096	475,188	1,189,284
Advertising expense		30,894	9,419	40,313
Training expense		6,277	14,096	20,373
Vehicle maintenance expense		10,148	7,809	17,957
Publishing expense		3,307	3,530	6,837
Business promotion expense		2,785	3,860	6,645
Rent expense		42,851	171,132	213,983
Telecommunication expense		23,505	82,568	106,073
Transportation expense		686	4,537	5,223
Taxes and dues		46,424	440,317	486,741
Expendable supplies expense		6,166	31,844	38,010
Water, light and heating expense		12,629	34,640	47,269
Repairs and maintenance expense		62,580	2,156,668	2,219,248
Ordinary development expense		215,494	508,394	723,888
Travel expense		14,363	67,064	81,427
Clothing expense		10,108	4,368	14,476
Survey and analysis expense		705	3,929	4,634
Membership fee		1,043	11,563	12,606
Power purchase		—	18,307,289	18,307,289
Others		148,197	2,170,238	2,318,435

	￦	2,627,890	58,207,721	60,835,611

47.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the years ended December 31, 2016, 2017 and 2018 are as follows:

Type		2016	2017	2018
		In won
Basic earnings (loss) per share	￦	10,980	2,023	(2,048)

(2)	Diluted earnings (loss) per share for the years ended December 31, 2016, 2017 and 2018 are as follows:

Type		2016	2017	2018
		In won
Diluted earnings (loss) per share	￦	10,980	2,023	(2,048)

(3)	Basic earnings (loss) per share

Net profit (loss) for the period and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the years ended December 31, 2016, 2017 and 2018 are as follows:

Type		2016	2017	2018
		In millions of won except number of shares
Net profit (loss) attributable to controlling interest	￦	7,048,581	1,298,720	(1,314,567)
Profit (loss) used in the calculation of total basic earnings (loss) per share		7,048,581	1,298,720	(1,314,567)
Weighted average number of common shares		641,964,077	641,964,077	641,964,077

(4)	Diluted earnings (loss) per share

Diluted earnings (loss) per share is calculated by applying adjusted weighted average number of common shares under the assumption that all dilutive potential common shares are converted to common shares.

Earnings (loss) used in the calculation of total diluted earnings per share for the years ended December 31, 2016, 2017 and 2018 are as follows:

Type		2016	2017	2018
		In millions of won
Profit (loss) used in the calculation of total diluted earnings (loss) per share	￦	7,048,581	1,298,720	(1,314,567)

Weighted average common shares used in calculating diluted earnings (loss) per share are adjusted from weighted average common shares used in calculating basic earnings (loss) per share. Detailed information of the adjustment for the years ended December 31, 2016, 2017 and 2018 are as follows:

Type	2016	2017	2018
	In number of shares
Weighted average number of common shares	641,964,077	641,964,077	641,964,077
Diluted weighted average number of shares	641,964,077	641,964,077	641,964,077

(5)	There are no potential dilutive instruments and diluted earnings (loss) per share are same as basic earnings (loss) per share for the years ended December 31, 2016, 2017 and 2018.

48.	Risk Management

(1)	Capital risk management

The Company manages its capital to ensure that entities in the Company will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Company consists of net debt (offset by cash and cash equivalents) and equity. The Company’s overall capital risk management strategy remains consistent with the prior year.

Details of the Company’s capital management accounts as of December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Total borrowings and debt securities	￦	54,747,392	61,034,627
Cash and cash equivalents		2,369,739	1,358,345

Net borrowings and debt securities		52,377,653	59,676,282

Total shareholder’s equity		72,964,641	71,092,762

Debt to equity ratio		71.78%	83.94%

(2)	Financial risk management

The Company is exposed to various risks related to its financial instruments, such as, market risk (currency risk, interest rate risk, price risk), credit risk. The Company monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. The Company uses derivative financial instruments to hedge certain risk exposures. The Company’s overall financial risk management strategy remains consistent with the prior year.

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

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of December 31, 2017 and 2018 are as follows:

		2017	2018
		In millions of won
Cash and cash equivalents	￦	2,369,739	1,358,345
Financial assets at fair value through profit or loss		—	920,935
Financial assets at fair value through profit or loss		111,512	—
Derivative assets (trading)		22,020	37,631
Equity investment at fair value through other comprehensive income		—	399,495
Available-for-sale financial assets		699,833	—
Financial assets at amortized cost		—	14,042
Held-to-maturity investments		3,144	—
Loans		905,641	718,674
Long-term/short-term financial instruments		2,244,514	2,318,027
Derivative assets (applying hedge accounting)		10,606	64,704
Trade and other receivables		9,683,769	9,613,437
Financial guarantee contracts(*)		1,154,862	1,310,817

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

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

A sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of December 31, 2017 and 2018 are as follows:

			2017		2018
Type	Accounts		1% Increase	1% Decrease	1% Increase	1% Decrease
			In millions of won
Future salary increases	Increase (decrease) in defined benefit obligation	￦	354,852	(305,494)	416,956	(363,820)
Discount rate	Increase (decrease) in defined benefit obligation		(313,597)	377,148	(377,221)	445,833

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the years ended December 31, 2017 and 2018 are ￦8,926 million and ￦14,646 million, respectively.

②	Provisions

Changes in provisions due to movements in underlying assumptions as of December 31, 2017 and 2018 are as follows:

Type	Accounts	2017	2018
PCBs	Inflation rate	1.23%	1.27%
	Discount rate	2.55%	2.18%
Nuclear plants	Inflation rate	1.21%	1.21%
	Discount rate	2.94%	2.94%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of December 31, 2017 and 2018 are as follows:

			2017		2018
Type	Accounts		0.1% Increase	0.1% Decrease	0.1% Increase	0.1% Decrease
			In millions of won
Discount rate	PCBs	￦	(811)	816	(623)	627
	Nuclear plants		(262,949)	270,370	(256,513)	263,595
	Spent fuel		(51,015)	52,997	(49,182)	51,098
Inflation rate	PCBs		826	(822)	632	(629)
	Nuclear plants		287,926	(280,249)	294,984	(287,110)
	Spent fuel		53,763	(51,823)	51,837	(49,961)

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as of December 31, 2017 and 2018 are as follows:

	Assets		Liabilities
Type	2017	2018	2017	2018
	In thousands of foreign currencies
AED	5,693	10,513	2,049	5,890
AUD	145	143	652,259	717,712
BDT	60,208	71,575	1,001	1,175
BWP	797	1,214	—	—
CAD	82	96	171	4
CHF	—	—	400,004	400,000
CNY	13,007	—	26,140	26,140
EUR	5,708	337	68,003	105,673
GBP	3	—	2,327	1
HKD	—	—	—	1,650,000
IDR	167,775	60,568	—	206,935
INR	1,228,259	1,228,795	227,078	183,963

	Assets		Liabilities
Type	2017	2018	2017	2018
	In thousands of foreign currencies
JOD	1,624	2,764	5	5
JPY	799,501	35,935	21,624,128	390,921
KZT	359	319	—	—
MGA	2,762,572	3,318,447	319,581	170,641
NOK	—	—	482	—
PHP	189,261	709,285	125,431	66,985
PKR	251,190	305,542	4,676	3,588
SAR	1,191	2,024	44	—
SEK	—	—	449,002	450,000
USD	1,653,858	1,422,510	8,321,335	8,103,602
UYU	12,955	39,898	10,586	4,253
ZAR	361	170	4	4
MMK	—	25,208	—	—
GHS	—	25,794	—	—

A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of December 31, 2017 and 2018 are as follows:

		2017		2018
Type		10% Increase	10% Decrease	10% Increase	10% Decrease
		In millions of won
Increase (decrease) of profit before income tax	￦	(844,122)	844,122	(887,561)	887,561
Increase (decrease) of shareholder’s equity(*)		(844,122)	844,122	(887,561)	887,561

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of December 31, 2017 and 2018.

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

The Company’s borrowings and debt securities with floating interest rates as of December 31, 2017 and 2018 are as follows:

Type		2017	2018
		In millions of won
Short-term borrowings	￦	290,873	24,235
Long-term borrowings		1,743,252	2,358,860
Debt securities		685,700	—

	￦	2,719,825	2,383,095

A sensitivity analysis on the Company’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the years ended December 31, 2017 and 2018 are as follows:

		2017		2018
Type		1% Increase	1% Decrease	1% Increase	1% Decrease
		In millions of won
Increase (decrease) of profit before income tax	￦	(27,198)	27,198	(23,831)	23,831
Increase (decrease) of shareholder’s equity(*)		(27,198)	27,198	(23,831)	23,831

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

To manage its interest rate risks, the Company enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings.

③	Electricity rates risk

The Company is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity for the years ended December 31, 2017 and 2018 are as follows:

		2017		2018
Type		1% Increase	1% Decrease	1% Increase	1% Decrease
		In millions of won
Increase (decrease) of profit before income tax	￦	546,499	(546,499)	568,420	(568,420)
Increase (decrease) of shareholder’s equity(*)		546,499	(546,499)	568,420	(568,420)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

(iv)	Liquidity risk

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

The following table shows the details of maturities of non-derivative financial liabilities as of December 31, 2017 and 2018. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

		2017
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Borrowings and debt securities	￦	10,748,437	7,948,320	21,331,394	22,694,867	62,723,018
Finance lease liabilities		174,534	87,709	185,284	108,749	556,276
Trade and other payables		5,867,729	301,165	698,289	1,937,558	8,804,741
Financial guarantee contracts(*)		7,081	18,054	1,049,667	80,060	1,154,862

	￦	16,797,781	8,355,248	23,264,634	24,821,234	73,238,897

		2018
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Borrowings and debt securities	￦	10,204,471	9,274,378	28,143,311	25,312,534	72,934,694
Finance lease liabilities		87,709	87,709	141,074	65,250	381,742
Trade and other payables		6,348,195	150,479	375,661	2,188,950	9,063,285
Financial guarantee contracts(*)		91,722	855,488	363,607	—	1,310,817

	￦	16,732,097	10,368,054	29,023,653	27,566,734	83,690,538

(*)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2017 and 2018 are ￦23,475 million and ￦15,586 million, respectively.

The expected maturities for non-derivative financial assets as of December 31, 2017 and 2018 in detail are as follows:

		2017
Type		Less than 1 year	1~5 Years	More than 5 years	Other(*)	Total
		In millions of won
Cash and cash equivalents	￦	2,369,739	—	—	—	2,369,739
Available-for-sale financial assets		—	—	214,156	485,677	699,833
Held-to-maturity investments		5	3,139	—	—	3,144
Loans		244,309	261,672	429,628	10,821	946,430
Long-term/short-term financial instruments		1,702,084	201,821	340,304	305	2,244,514
Financial assets at fair value through profit or loss		—	—	111,512	—	111,512
Trade and other receivables		7,930,715	920,539	788,795	52,031	9,692,080

	￦	12,246,852	1,387,171	1,884,395	548,834	16,067,252

		2018
Type		Less than 1 year	1~5 Years	More than 5 years	Other(*)	Total
		In millions of won
Cash and cash equivalents	￦	1,358,345	—	—	—	1,358,345
Equity investment at fair value through other comprehensive income		—	—	—	399,495	399,495
Financial assets at amortized cost		11,956	2,086	—	—	14,042
Loans		123,646	314,744	319,988	—	758,378
Long-term/short-term financial instruments		1,869,286	278,899	164,057	5,785	2,318,027
Financial assets at fair value through profit or loss		313,893	81,828	483,398	41,816	920,935
Trade and other receivables		7,795,619	1,067,800	701,743	57,651	9,622,813

	￦	11,472,745	1,745,357	1,669,186	504,747	15,392,035

(*)	The maturities cannot be presently determined.

Derivative liabilities classified by maturity periods which from reporting date to maturity date of contract as of December 31, 2017 and 2018 are as follows:

		2017
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Net settlement
—Trading	￦	(774)	—	—	—	(774)
Gross settlement
—Trading		(51,496)	(19,887)	(16,597)	(4,967)	(92,947)
—Hedging		(17,547)	(28,977)	(192,205)	(44,137)	(282,866)

	￦	(69,817)	(48,864)	(208,802)	(49,104)	(376,587)

		2018
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Net settlement
—Trading	￦	—	—	—	—	—
Gross settlement
—Trading		5,734	16,565	28,283	40,124	90,706
—Hedging		5,154	(43,447)	71,840	(40,917)	(7,370)

	￦	10,888	(26,882)	100,123	(793)	83,336

(3)	Fair value risk

The fair value of the Company’s actively-traded financial instruments (i.e. FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Company’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

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

(i)	Fair value and book value of financial assets and liabilities as of December 31, 2017 and 2018 are as follows:

		2017		2018
Type		Book value	Fair value	Book value	Fair value
		In millions of won
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	￦	—	—	399,495	399,495
Available-for-sale financial assets(*1)		699,833	699,833	—	—
Derivative assets (trading)		22,020	22,020	37,631	37,631
Derivative assets (applying hedge accounting)		10,606	10,606	64,704	64,704
Long-term financial instruments		542,430	542,430	—	—
Short-term financial instruments		1,702,084	1,702,084	—	—
Financial assets at fair value through profit or loss		—	—	920,935	920,935
Financial assets at fair value through profit or loss		111,512	111,512	—	—

	￦	3,088,485	3,088,485	1,422,765	1,422,765

Assets carried at amortized cost
Financial assets at amortized cost	￦	—	—	14,042	14,042
Held-to-maturity investments		3,144	3,144	—	—
Loans and receivables		905,641	905,641	718,674	718,674
Long-term financial instruments		—	—	448,741	448,741
Short-term financial instruments		—	—	1,869,286	1,869,286
Trade and other receivables		9,683,769	9,683,769	9,613,437	9,613,437
Cash and cash equivalents		2,369,739	2,369,739	1,358,345	1,358,345

	￦	12,962,293	12,962,293	14,022,525	14,022,525

Liabilities recognized at fair value
Derivative liabilities (trading)	￦	150,929	150,929	99,010	99,010
Derivative liabilities (applying hedge accounting)		277,130	277,130	213,153	213,153

	￦	428,059	428,059	312,163	312,163

		2017		2018
Type		Book value	Fair value	Book value	Fair value
		In millions of won
Liabilities carried at amortized cost
Secured borrowings	￦	1,055,554	1,055,554	741,029	741,029
Unsecured bond		51,146,783	53,436,659	56,603,988	58,804,070
Finance lease liabilities		418,260	418,260	283,806	283,806
Unsecured borrowings		2,476,196	2,477,055	3,522,602	3,950,517
Trade and other payables(*2)		8,804,741	8,804,741	9,063,285	9,063,285
Bank overdraft		68,859	68,859	167,008	167,008

	￦	63,970,393	66,261,128	70,381,718	73,009,715

(*1)

Book value of equity securities held by the Company that were measured at cost as of December 31, 2017 is ￦37,926 million as a quoted market price does not exist in an active market and its fair value cannot be measured reliably.

(*2)	Excludes finance lease liabilities.

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of December 31, 2017 and 2018 are as follows:

Type	2017	2018
Derivatives	0.03% ~ 4.16%	0.02% ~ 4.16%
Borrowings and debt securities	0.08% ~ 4.38%	0.51% ~ 5.14%
Finance lease	9.00% ~ 10.83%	3.50% ~ 10.83%

(iii)	Fair value hierarchy

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

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3: Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of December 31, 2017 and 2018 are as follows:

		2017
Type		Level 1	Level 2	Level 3	Total
		In millions of won
Financial assets at fair value
Available-for-sale financial assets	￦	274,453	214,156	173,298	661,907
Derivative assets		—	18,466	14,160	32,626
Financial assets at fair value through profit or loss		—	111,512	—	111,512

	￦	274,453	344,134	187,458	806,045

Financial liabilities at fair value
Derivative liabilities	￦	—	428,059	—	428,059

		2018
Type		Level 1	Level 2	Level 3	Total
		In millions of won
Financial assets at fair value
Financial assets at fair value through other comprehensive income	￦	210,056	—	189,439	399,495
Derivative assets		—	100,490	1,845	102,335
Financial assets at fair value through profit or loss		106,600	809,283	5,052	920,935

	￦	316,656	909,773	196,336	1,422,765,

Financial liabilities at fair value
Derivative liabilities	￦	—	310,008	2,155	312,163

The fair value of financial assets (FVTPL and FVOCI) publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted financial assets (FVTPL and FVOCI) is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate. The fair value of derivatives is measured using valuation model which is determined at the present value of estimated future cash flows discounted at current market interest rate.

Changes of financial assets and liabilities which are classified as level 3 for the years ended December 31, 2017 and 2018 are as follows:

		2017
		Beginning balance	Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
		In millions of won
Financial assets at fair value
Available-for-sale financial assets
Unlisted securities	￦	269,461	—	(92,128)	(6,201)	—	2,166	173,298

		2018
		Beginning balance	Effect of change in accounting policy	Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
		In millions of won
Financial assets at fair value
Financial assets at fair value through profit or loss
Cooperative	￦	—	5,038	—	—	14	—	—	5,052
Financial assets at fair value through other comprehensive income
Unlisted securities		—	197,450	—	—	(11,744)	(326)	4,059	189,439

49.	Service Concession Arrangements

(1)	Gas Complex • Thermal Power Plant at Ilijan, Philippines (BOT)

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

(iii)	The Company’s expected future collections of service concession arrangements as of December 31, 2018 are as follows:

Type		Amounts
		In millions of won
Less than 1 year	￦	116,790
1~ 2 years		116,790
2~ 3 years		116,790
Over 3 years		48,663

	￦	399,033

(2)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

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

(iii)	The Company’s expected future collections of service concession arrangements as of December 31, 2018 are as follows:

Type		Amounts
		In millions of won
Less than 1 year	￦	27,803
1~ 2 years		27,929
2~ 3 years		27,863
Over 3 years		595,706

	￦	679,301

(iv)

Accumulated contract costs and profits related to the Company’s contract in process as of December 31, 2018 are ￦163,309 million and ￦9,673 million, respectively. There are no amount due from customers and advance receipts in progress.

50.	Related Parties

(1)	Related parties of the Company as of December 31, 2018 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (106 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Garolim Tidal Power Plant Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd.,KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, Korea Electric Power Nigeria Ltd., KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy, Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP (Barbados) 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc, KOSEP USA, INC., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, EWP Philippines Corporation, KEPCO Singapore Holdings Pte., Ltd., KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, DG Fairhaven Power, LLC, DG Whitefield, LLC, EWP Renewable Corporation, EWPRC Biomass Holdings, LLC, Springfield Power, LLC, HeeMang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., HI Carbon Professional Private Special Asset Investment Trust 1, Chitose Solar Power Plant LLC., Solar School Plant Co., Ltd., KEPCO Energy Solution Co. Ltd., KOSPO Power Services Limitada, KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Alamosa LLC, KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC), KEPCO-LG CNS Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO-LG CNS Mangilao Solar, LLC Jeju Hanlim Offshore Wind Co., Ltd., PT, Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK

E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia

Associates (58 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, SE Green Energy Co., Ltd., Daegu Photovoltaic Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Heang Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Energy Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Naepo Green Energy Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, AMEC Partners Korea Ltd., Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Taeback Guinemi Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., Hadong Mineral Fiber Co., Ltd., Green Biomass Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd., Korea Electric Vehicle Charging Service, Ulleungdo Natural Energy Co., Ltd., Korea Nuclear Partners Co., Ltd., Tamra Offshore Wind Power Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., YaksuESS Co., Ltd, PND solar., Ltd, Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric. Co., Ltd

Joint ventures (55 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, Daejung Offshore Wind Power Co., Ltd., KAPES, Inc., Dangjin Eco Power Co., Ltd., Honam Wind Power Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., GS Donghae Electric Power Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Eco Biomass Energy Sdn. Bhd., Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A, PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company,

Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co.,Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Chile Solar JV SpA, Taebaek Gadeoksan Wind Power Co., Ltd., Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation

Others (2 others)	Korea Development Bank, KOWEPO India Private Limited

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	Related party transactions for the years ended December 31, 2016, 2017 and 2018 are as follows:

<Sales and Others>

			Sales and others
Company name	Transaction type		2016		2017	2018
			In millions of won
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity sales	￦		15,221	17,041	6,093
Korea Gas Corporation	Electricity sales			89,030	88,011	99,933
Daegu Photovoltaic Co., Ltd.	Electricity sales			—	349	128
Jeongam Wind Power Co., Ltd.	Electricity sales			6	30	724
Korea Power Engineering Service Co., Ltd.	Service			1,455	1,317	840
KS Solar Co., Ltd.	Electricity sales			20	5	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales			2	2	2
Korea Electric Power Industrial Development Co., Ltd.	Service			10,723	14,044	10,422
Goseong Green Energy Co., Ltd.	Electricity sales			9,195	24,069	10,024
Gangneung Eco Power Co., Ltd.	Service			5,223	2,391	4,928
Shin Pyeongtaek Power Co., Ltd.	Electricity sales			3,579	9,025	8,468
Naepo Green Energy Co., Ltd.	Electricity sales			104	185	160
Noeul Green Energy Co., Ltd.	Electricity sales			177	32	30
Samcheok Eco Materials Co., Ltd.	Electricity sales			64	237	605
YTN Co., Ltd.	Electricity sales			1,785	1,987	2,043
Busan Green Energy Co., Ltd.	Electricity sales			133	120	19
Gunsan Bio Energy Co., Ltd.	Electricity sales			6	—	3,611
Korea Electric Vehicle Charging Service	Electricity sales			89	700	578
Ulleungdo Natural Energy Co., Ltd.	Service			691	1,013	292
Tamra Offshore Wind Power Co., Ltd.	Electricity sales			12	55	58
Daegu clean Energy Co., Ltd.	Electricity sales			—	421	126
Cheongna Energy Co., Ltd.	Service			6,831	7,980	11,688
Gangwon Wind Power Co., Ltd.	Electricity sales			1,273	994	2,402
Gwangyang Green Energy Co., Ltd.	Electricity sales			—	—	874
Hyundai Green Power Co., Ltd.	Design service			14,835	14,280	14,031
Korea Power Exchange	Service			7,141	8,446	6,854
Hyundai Energy Co., Ltd.	Service			24,719	15,627	1,718
Taebaek Wind Power Co., Ltd.	Service			796	813	614
Pyeongchang Wind Power Co., Ltd.	Design service			497	1,176	1,166
Daeryun Power Co., Ltd.	Electricity sales			1,516	1,796	1,731
Changjuk Wind Power Co., Ltd.	Electricity sales			863	788	758
KNH Solar Co., Ltd.	Electricity sales			17	17	17
S-Power Co., Ltd.	Service		￦	5,994	12,852	9,118

		Sales and others
Company name	Transaction type	2016	2017	2018
		In millions of won
PND solar., Ltd	Electricity sales	—	—	12
Busan Solar Co., Ltd.	Electricity sales	8	—	—
Green Biomass Co., Ltd.	Electricity sales	2	—	—
SPC Power Corporation	Dividend income	8,346	5,562	9,549
Gemeng International Energy Co., Ltd.	Dividend income	16,476	13,365	11,246
PT. Cirebon Electric Power	Dividend income	—	550	4,432
Dolphin Property Limited	Dividend income	35	—	—
PT. Bayan Resources TBK	Service	160	717	33,817
Nepal Water & Energy Development Company Private Limited	Service	375	900	536
Pioneer Gas Power Limited	Rental income and others	164	62	26
Xe-Pian Xe-Namnoy Power Co., Ltd.	Service	773	661	672
PT. Mutiara Jawa	Rental income and others	—	47	40

<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity sales	768	1,131	1,022
KEPCO SPC Power Corporation	Service	10,344	45,005	43,141
Daejung Offshore Wind Power Co., Ltd.	Electricity sales	1	1	1
KAPES, Inc.	Commission	1,176	1,420	648
Dangjin Eco Power Co., Ltd.	Technical fee	1,787	670	3,424
Honam Wind Power Co., Ltd.	Electricity sales	169	552	415
Seokmun Energy Co., Ltd.	Service	1,627	1,765	1,897
Incheon New Power Co., Ltd.	Construction revenue	524	539	568
Chun-cheon Energy Co., Ltd.	Electricity sales	3,079	4,855	2,471
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales	1,591	1,654	1,540
Yeonggwang Wind Power Co., Ltd.	Electricity sales	—	—	46
KW Nuclear Components Co., Ltd.	Service	3,327	644	839
KEPCO-Uhde Inc.	Service	6	34	17
GS Donghae Electric Power Co., Ltd.	Electricity sales	12,994	11,204	7,238
Busan Shinho Solar Power Co., Ltd.	Electricity sales	210	87	362
Datang Chifeng Renewable Power Co., Ltd.	Interest income	8,216	500	19,013
Rabigh Electricity Company	Service	699	19,179	29,167
Rabigh Operation & Maintenance Company Limited	Service	2,395	2,784	1,707
Datang Chaoyang Renewable Power Co., Ltd.	Dividend income	—	839	—
Shuweihat Asia Power Investment B.V.	Dividend income	2,957	1,707	499
Shuweihat Asia Operation & Maintenance Company	Service	1,179	1,319	1,046
ASM-BG Investicii AD	Service	322	1,062	1,153
Jamaica Public Service Company Limited	Service	1,905	—	5,160
KV Holdings, Inc.	Dividend income	302	—	735
Datang KEPCO Chaoyang Renewable Co., Ltd.	Dividend income	440	—	—
Amman Asia Electric Power Company	Service	21,915	14,205	16,569
Kelar S.A	Service	1,702	570	—
Nghi Son 2 Power LLC	Service	—	2,693	25,880
Barakah One Company	Service	25,244	7,059	7,777
Nawah Energy Company	Service	—	34,421	51,144
South Jamaica Power Company Limited	Service	—	—	152
RE Holiday Holdings LLC	Dividend income	—	—	112
RE Pioneer Holdings LLC	Dividend income	—	—	979
RE Barren Ridge 1 Holdings LLC	Dividend income	—	—	1,114
RE Astoria 2 LandCo LLC	Dividend income	—	—	504
RE Barren Ridge LandCo LLC	Dividend income	—	—	202

<Others>
Yeongwol Energy Station Co., Ltd.	Service	858	830	373
DS POWER Co., Ltd.	Service	35,133	5,819	565
Korea Development Bank	Electricity sales	3,102	3,239	3,524
	Interest income	3,164	1,685	4,438

<Purchase and Others>

			Purchase and others
Company name	Transaction type		2016	2017	2018
			In millions of won
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity purchase	￦	946,463	813,440	828,547
Korea Gas Corporation	Purchase of power generation fuel		3,633,198	3,245,519	5,191,243
Daegu Photovoltaic Co., Ltd.	REC purchase		3,243	3,646	3,745
Korea Power Engineering Service Co., Ltd.	Service		723	1,292	1,765
KS Solar Co., Ltd.	REC purchase		4,080	900	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Rental fee and others		410	570	455
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering service fee		250,057	289,293	261,668
Gangneung Eco Power Co., Ltd.	Service		—	—	19
Noeul Green Energy Co., Ltd.	Service		—	15,862	18,282
Samcheok Eco Materials Co., Ltd.	Electricity purchase		—	14	3,819
YTN Co., Ltd.	Advertisement fee		554	731	322
Busan Green Energy Co., Ltd.	Service		—	12,189	25,123
Korea Electric Vehicle Charging Service	Service		—	1,093	605
Ulleungdo Natural Energy Co., Ltd.	Electricity purchase		60	119	63
Tamra Offshore Wind Power Co., Ltd.	Electricity purchase		—	2,105	8,371
Cheongna Energy Co., Ltd.	Service		73	59	58
Gangwon Wind Power Co., Ltd.	Electricity purchase		22,780	25,968	25,407
Hyundai Green Power Co., Ltd.	Electricity purchase		469,547	458,378	480,815
Korea Power Exchange	Trading Fees		91,433	207,855	137,489
Hyundai Energy Co., Ltd.	Electricity purchase		1,313	87,607	3,445
Taebaek Wind Power Co., Ltd.	REC purchase		5,741	6,534	8,582
Pyeongchang Wind Power Co., Ltd.	Service		1,594	4,033	6,994
Daeryun Power Co., Ltd.	Electricity purchase		244,023	146,189	184,063
Changjuk Wind Power Co., Ltd.	Electricity purchase		5,786	6,981	7,929
KNH Solar Co., Ltd.	Electricity purchase		4,006	3,947	3,586
S-Power Co., Ltd.	Electricity purchase		437,206	457,329	507,875
Busan Solar Co., Ltd.	Electricity purchase		1,079	—	—
Hadong Mineral Fiber Co., Ltd.	Service		—	—	60
Green Biomass Co., Ltd.	Woodchip purchase		2,232	1,345	440
YeongGwang Yaksu Wind Electric. Co., Ltd	Electricity purchase		—	—	2,437
Nepal Water & Energy Development Company Private Limited	Service		—	72	31

<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity purchase		263,797	252,024	287,008
KAPES, Inc.	Service		140,555	164,165	77,758
Honam Wind Power Co., Ltd.	Electricity purchase		6,776	5,962	7,700
Seokmun Energy Co., Ltd.	REC purchase		—	21,674	31,759
Chun-cheon Energy Co., Ltd.	REC purchase		—	194,136	320,954
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity purchase		11,208	11,124	11,366
GS Donghae Electric Power Co., Ltd.	Electricity purchase		903	351,367	780,233
Busan Shinho Solar Power Co., Ltd.	REC purchase		6,770	7,984	7,901
Global Trade Of Power System Co., Ltd.	Service		882	414	565
Expressway Solar-light Power Generation Co., Ltd.	Electricity purchase		2,942	2,941	3,513
ASM-BG Investicii AD	Service		—	—	1
Jamaica Public Service Company Limited	Service		127	154	83
Barakah One Company	Service		—	2,631	1,145
South Jamaica Power Company Limited	Service		—	—	67

<Others>
Yeongwol Energy Station Co., Ltd.	REC purchase		14,875	14,256	4,019
Korea Development Bank	Interest expense		8,231	4,573	5,043
	Dividend paid		654,829	418,407	166,876

(4)	Receivables and payables arising from related party transactions as of December 31, 2017 and 2018 are as follows:

			Receivables		Payables
Company name	Type		2017	2018	2017	2018
			In millions of won
<Associates>
Dongducheon Dream Power Co., Ltd.	Trade receivables	￦	2,230	332	—	—
	Non-trade receivables and others		655	298	—	—
	Trade payables		—	—	77,817	74,651
	Non-trade payables and others		—	—	—	10
Korea Gas Corporation	Trade receivables		9,833	9,439	—	—
	Non-trade receivables and others		339	498	—	—
	Trade payables		—	—	524,881	601,092
	Non-trade payables and others		—	—	569	314
Daegu Photovoltaic Co., Ltd.	Trade payables		—	—	71	83
Jeongam Wind Power Co., Ltd.	Trade receivables		—	151	—	—
	Non-trade payables and others		—	—	4	2
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		333	278	—	—
	Non-trade receivables and others		42	51	—	—
	Non-trade payables and others		—	—	18,006	13,102
Goseong Green Energy Co., Ltd.	Non-trade receivables and others		19	—	—	—
	Non-trade payables and others		—	—	7,140	43,020
Gangneung Eco Power Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		4,747	99	—	—
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		—	123	—	—
	Non-trade receivables and others		210	242	—	—
	Non-trade payables and others		—	—	52	82
Naepo Green Energy Co., Ltd.	Trade receivables		17	17	—	—
Noeul Green Energy Co., Ltd.	Trade receivables		3	3	—	—
	Non-trade payables and others		—	—	2,041	8,774
Samcheok Eco Materials Co., Ltd.	Trade receivables		20	61	—	—
YTN Co., Ltd.	Trade receivables		98	98	—	—
	Non-trade payables and others		—	—	209	11
Busan Green Energy Co., Ltd.	Trade receivables		7	1	—	—
	Non-trade receivables and others		1,691	—	—	—
	Non-trade payables and others		—	—	—	10,882
Gunsan Bio Energy Co., Ltd.	Non-trade receivables and others		—	3,458	—	—
Korea Electric Vehicle Charging Service	Trade receivables		23	69	—	—
	Non-trade receivables and others		—	354	—	—
	Trade payables		—	—	45	—
	Non-trade payables and others		—	—	—	56
Daegu Clean Energy Co., Ltd.	Non-trade receivables and others		—	17	—	—
Cheongna Energy Co., Ltd.	Trade receivables		182	183	—	—
	Non-trade payables and others		—	—	1	—
Gangwon Wind Power Co., Ltd.	Trade receivables		6	10	—	—
	Trade payables		—	—	3,033	2,547
Hyundai Green Power Co., Ltd.	Trade receivables		946	390	—	—
	Trade payables		—	—	32,589	38,072
Korea Power Exchange	Trade receivables		463	847	—	—
	Non-trade receivables and others		128	229	—	—
	Non-trade payables and others		—	—	1,142	1,214

			Receivables		Payables
Company name	Type		2017	2018	2017	2018
			In millions of won
Hyundai Energy Co., Ltd.	Trade receivables	￦	49	57	—	—
	Non-trade receivables and others		6,598	9,664	—	—
	Trade payables		—	—	223	259
	Non-trade payables and others		—	—	13,796	8,021

<Associates>
Ecollite Co., Ltd.	Non-trade receivables and others		210	210	—	—
Taebaek Wind Power Co., Ltd.	Trade receivables		116	—	—	—
	Trade payables		—	—	533	453
	Non-trade payables and others		—	—	121	291
Pyeongchang Wind Power Co., Ltd.	Trade receivables		3	4	—	—
	Non-trade payables and others		—	—	163	25
Daeryun Power Co., Ltd.	Trade receivables		162	178	—	—
	Trade payables		—	—	15,706	15,845
Changjuk Wind Power Co., Ltd.	Trade receivables		101	—	—	—
	Trade payables		—	—	515	455
	Non-trade payables and others		—	—	546	273
KNH Solar Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade payables and others		—	—	193	—
S-Power Co., Ltd.	Trade receivables		117	922	—	—
	Non-trade receivables and others		5,183	34	—	—
	Trade payables		—	—	25,061	56,897
	Non-trade payables and others		—	—	—	16
Green Biomass Co., Ltd.	Non-trade payables and others		—	—	85	—
PND solar., Ltd	Trade receivables		—	3	—	—
YeongGwang Yaksu Wind Electric. Co., Ltd	Trade payables		—	—	—	2,679
SPC Power Corporation	Non-trade receivables and others		76	73	—	—
Nepal Water & Energy Development Company Private Limited	Non-trade receivables and others		227	311	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Non-trade receivables and others		53	61	—	—
PT. Mutiara Jawa	Non-trade receivables and others		—	10	—	—

<Joint ventures>
Daegu Green Power Co., Ltd.	Trade receivables		98	110	—	—
	Non-trade receivables and others		10	12	—	—
	Trade payables		—	—	25,257	32,609
KAPES, Inc.	Non-trade receivables and others		—	253	—	—
	Trade payables		—	—	55	—
	Non-trade payables and others		—	—	—	338
Dangjin Eco Power Co., Ltd.	Non-trade receivables and others		1,211	18	—	—
	Non-trade payables and others		—	—	41	—
Honam Wind Power Co., Ltd.	Trade payables		—	—	381	432
	Non-trade payables and others		—	—	3,013	3,573
Seokmun Energy Co., Ltd.	Trade receivables		93	39	—	—
	Non-trade receivables and others		276	303	—	—
	Non-trade payables and others		—	—	3,052	5,043

			Receivables		Payables
Company name	Type		2017	2018	2017	2018
			In millions of won
Incheon New Power Co., Ltd.	Trade receivables	￦	128	128	—	—
Chun-cheon Energy Co., Ltd.	Trade receivables		129	20	—	—
	Non-trade receivables and others		252	308	—	—
	Trade payables		—	—	29,676	33,796
<Joint ventures>
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables		7	7	—	—
	Non-trade receivables and others		144	—	—	—
	Trade payables		—	—	619	736
	Non-trade payables and others		—	—	1,300	789
Yeonggwang Wind Power Co., Ltd.	Trade receivables		—	10	—	—
KW Nuclear Components Co., Ltd.	Trade receivables		4	4	—	—
	Non-trade receivables and others		—	31	—	—
KEPCO-Uhde Inc.	Non-trade payables and others		—	—	4	4
GS Donghae Electric Power Co., Ltd.	Trade receivables		450	245	—	—
	Non-trade receivables and others		1,892	2,537	—	—
	Trade payables		—	—	73,570	69,820
	Non-trade payables and others		—	—	—	59
Busan Shinho Solar Power Co., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	159	175
	Non-trade payables and others		—	—	811	717
Datang Chifeng Renewable Power Co., Ltd.	Non-trade receivables and others		82	—	—	—
Rabigh Operation & Maintenance Company Limited	Non-trade receivables and others		869	449	—	—
ASM-BG Investicii AD	Non-trade receivables and others		37	38	—	—
Jamaica Public Service Company Limited	Trade receivables		—	594	—	—
	Non-trade payables and others		—	—	—	24
Amman Asia Electric Power Company	Trade receivables		2,675	—	—	—
	Non-trade payables and others		—	—	—	18,351
Nawah Energy Company	Trade receivables		10,419	29,614	—	—
	Non-trade receivables and others		—	253	—	—

<Others>
Yeongwol Energy Station Co., Ltd.	Trade receivables		7,068	—	—	—
DS POWER Co., Ltd.	Trade receivables		340	—	—	—
Korea Development Bank	Accrued interest income		204	1,147	—	—
	Non-trade receivables and others		501,029	12,125	—	—
	Non-trade payables and others		—	—	200	218
	Derivatives		569	27,306	22,398	18,095

(5)	Loans and others arising from related party transactions as of December 31, 2017 and 2018 are as follows:

Type	Company name		Beginning balance	Loans	Collection	Others	Ending balance
			In millions of won
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	￦	26,341	229	—	1,064	27,634
	(Allowance for doubtful accounts)		(16,551)	—	4,072	6,414	(6,065)
Associates	PT. Cirebon Electric Power		15,436	1,283	(8,522)	499	8,696
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		1,413	—	—	—	1,413
Associates	PT Wampu Electric Power		13,288	970	—	622	14,880
Associates	Gunsan Bio Energy Co., Ltd.		9,396	—	—	—	9,396
Associates	Hyundai Energy Co., Ltd.		2,465	—	—	—	2,465
	(Allowance for doubtful accounts)		(2,465)	—	—	—	(2,465)
Joint ventures	KEPCO SPC Power Corporation		17,249	—	(17,715)	466	—
Joint ventures	Datang Chifeng Renewable Power Co., Ltd.		7,245	—	(7,440)	195	—
Joint ventures	Nghi Son 2 Power LLC		—	4,566	(4,566)	—	—
Joint ventures	KODE NOVUS II LLC (*)		4,018	—	—	(4,018)	—
	(Allowance for doubtful accounts) (*)		(4,018)	—	—	4,018	—
Joint ventures	Kelar S.A		46,620	—	—	2,074	48,694
Joint ventures	Daehan Wind Power PSC		1,211	—	(606)	(605)	—
Joint ventures	Chester Solar IV SpA		4,607	—	(4,607)	—	—
Joint ventures	Chun-cheon Energy Co., Ltd.		—	616	—	—	616

		￦	126,255	7,664	(39,384)	10,729	105,264

(*)	The loans of KODE NOVUS II LLC is eliminated because the Company sold all of its shares of KODE NOVUS II LLC during the year ended December 31, 2018 as described in note 20.

(6)	Borrowings arising from related party transactions as of December 31, 2017 and 2018 are as follows:

Related parties	Type		Beginning balance	Borrowings	Repayment	Others	Ending balance
			In millions of won
Korea Development Bank	Facility	￦	93,883	1,200	(28,290)	—	66,793
	Others		4,909	—	(755)	—	4,154
	Operating funds		61,000	32,000	(12,000)	—	81,000
	Syndicated Loan		16,301	—	(125)	1,100	17,276

(7)	Guarantees provided to associates or joint ventures as of December 31, 2018 are as follows:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	SAPCO

Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD 1,387	RABEC

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies

Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD 900,000	Export-Import Bank of Korea and others
		Performance guarantees and others	USD 3,404,275	Export-Import Bank of Korea and others

Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees	USD 223,000	EPS Renewables Holdings, LLC, Santander Bank and others

Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 170,000	EPS Renewables Holdings, LLC, Santander Bank and others

Korea Electric Power Corporation	RE Barren Ridge 1 Holdings LLC	Performance guarantees	USD 149,000	Firstar Development, LLC, Santander Bank and others

Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees	USD 28,000	SMBC Ho Chi Minh

Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 3,465	KEB Hana Bank and others
		Guarantees for supplemental funding and others(*1)	—	KEB Hana Bank and others

Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD 2,500	Krung Thai Bank
		Collateralized money invested	KRW 77,165	Krung Thai Bank
		Impounding bonus guarantees	USD 5,000	SK E&C

Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 5,600	Saudi Arabia British Bank

Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 2,002	Korea Development Bank

Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested(*7)	KRW 41,389	Kookmin Bank and others
		Debt guarantees	KRW 20,300	BNK Securities and others

Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW 365	Woori Bank

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies

Korea Western Power Co., Ltd.	Heang Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 202	Nonghyup Bank

Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 67,600	Kookmin Bank
		Guarantees for supplemental funding(*1)	—	Kookmin Bank

Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 4,761	Korea Development Bank and others

Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 16,751	Kookmin Bank and others

Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 42,505	Kookmin Bank and others
		Guarantees for supplemental funding(*1)	KRW 20,000	Kookmin Bank and others

Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,860	Shinhan Bank and others

Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 240,591	Korea Development Bank and others

Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 2,843	Kookmin Bank and others

Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 15,304	KDB Capital Corporation and others

Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 17,433	IBK

Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 8,508	Samsung Fire & Marine Insurance Co., Ltd. and others

Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD 46,983	MUFG Bank, Ltd.(MUFG) (formerly, the Bank of Tokyo Mitsubishi UFJ, Ltd.(BTMU)) and others
		Other guarantees	USD 3,150	PT Adaro Indonesia

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies

Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees	USD 14,400	Societe Generale

EWP Barbados 1 SRL	South Jamaica Power Company Limited	Guarantees for supplemental funding(*1, 3)	USD 18,350	JCSD Trustee Services Limited and others

Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW 2,337	Shinhan Bank and Kyobo
		Performance guarantees and guarantees for supplemental funding(*1)	—	Life Insurance Co., Ltd.

Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 26,099	Korea Development Bank and others

		Guarantees for supplemental funding and others(*1)	—	Korea Development Bank and others

Korea Southern Power Co., Ltd.	Changjuk Wind Power Co., Ltd.	Collateralized money invested	KRW 8,086	Shinhan Bank
		Guarantees for supplemental funding(*1)	—	Shinhan Bank

Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 41,110	Shinhan Bank and others

Korea Southern Power Co., Ltd.	Kelar S.A	Performance guarantees	USD 63,707	KEB Hana Bank, SMBC, Mizuho Bank, MUFG, Natixis

Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Debt guarantees	USD 18,200	Shinhan Bank

		Performance guarantees	USD 3,000	Shinhan Bank
		Guarantees for supplemental funding(*1)	—	Shinhan Bank

Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 5,419	Woori Bank and Shinhan Bank and others
		Performance guarantees	—	Woori Bank and Shinhan Bank and others

Korea Southern Power Co., Ltd.	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding(*1)	—	Shinhan Bank and others

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies

Korea Southern Power Co., Ltd.	Jeongam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,589	IBK, SK Securities Co., Ltd. and others
		Performance guarantees	—	IBK, SK Securities Co., Ltd. and others

Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees(*4)	—	SEM Investment Co., Ltd.

Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 127,160	Korea Development Bank and others

Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 11,825	Mizuho Bank

Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 4,854	SMBC

Korea Midland Power Co., Ltd.	YaksuESS Co., Ltd	Collateralized money invested	KRW 460	Hanwha Life Insurance Co., Ltd.
		Guarantees for supplemental funding(*1)	—	Hanwha Life Insurance Co., Ltd.

Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric. Co., Ltd	Collateralized money invested	KRW 533	Hanwha Life Insurance Co., Ltd. and others

Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested(*5)	—	Korea Development Bank and others
		Guarantees for supplemental funding and others(*1,6)	KRW 78,600	Korea Development Bank and others

Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 15,209	UniCredit Bulbank and others

Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 21,379	UniCredit Bulbank and others

Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding(*1, 2)	KRW 2,500	Woori Bank

Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested	KRW 114,566	Korea Development Bank and others

Korea South-East Power Co., Ltd.	Goseong Green Energy Co., Ltd.	Collateralized money invested	KRW 2,459	Kyobo Life Insurance Co., Ltd. and others

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies

Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW 2,495	Kyobo Life Insurance Co., Ltd. and others

Korea South-East Power Co., Ltd.	PND solar., Ltd.	Collateralized money invested	KRW 1,020	IBK and others

Korea South-East Power Co., Ltd.	Tamra Offshore Wind Power Co., Ltd.	Collateralized money invested	KRW 10,401	Nonghyup Life Insurance Co., Ltd. and others

Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW 3,388	Samsung Life Insurance and others

Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	KRW 8,016	KEB Hana Bank and others

Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 12,537	Shinhan Bank and others

KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested	KRW 579	Shinhan Bank
		Guarantees for supplemental funding and others(*1)	—	Shinhan Bank

(*1)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.

(*2)

The Company has granted the right to Hana Financial Investment Co., Ltd., as an agent for the creditors to Expressway Solar-light Power Generation Co., Ltd. (“ESPG”), to the effect that in the event of acceleration of ESPG’s payment obligations under certain borrowings to such creditors, Hana Financial may demand the Company to dispose of shares in ESPG held by the Company and apply the resulting proceeds to repayment of ESPG’s obligations.

(*3)

This includes a guarantee for the shareholder’s capital payment in connection with the business of 190MW gas complex thermal power plant in Jamaica. EWP Barbados 1 SRL’s capital contribution amount is USD 14,730 thousand and the total amount of guarantees is USD 8,257.5 thousand which consists of USD 3,670 thousand of EWP (Barbados) 1 SRL’s contribution obligation and USD 4,587.5 thousand of South Jamaica Energy Holding Limited’s portion (50%) of contribution obligation.

(*4)

The Company has the obligation to purchase the stocks should preferred stockholders elect to sell their stocks on the expected sell date (3 years from preferred stock payment date) and is required to guarantee the promised yield when preferred stockholders sell their stocks. In relation to this guarantee, the Company has recognized ￦2,155 million of derivative liabilities as of December 31, 2018.

(*5)	The Company recognized impairment loss on all of the equity securities of Hyundai Energy Co., Ltd. in prior years, and the acquisition cost of the securities provided as collateral is ￦47,067 million.

(*6)

Pursuant to the guarantee agreement, the Company recognized other provisions of ￦40,898 million as the possibility of economic outflow to fulfill the obligation was probable and the amount could be reasonably estimated.

(*7)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Company were pledged as collateral.

(8)	As of December 31, 2018, there is no financial guarantee contract provided by related parties.

(9)	Derivatives transactions with related parties as of December 31, 2018 are as follows:

(i)	Currency Swap

Counterparty	Contract year		Contract Amount		Contract interest rate per annum			Contract exchange rate
			Pay	Receive	Pay (%)	Receive (%)
	In millions of won and thousands of foreign currencies
Korea Development Bank	2016~2019	￦	105,260	USD 100,000	2.48%	2.38%	￦	1,052.60
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00
	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00
	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90

(ii)	Currency forward

Counterparty	Contract date	Maturity date		Contract amounts			Contract exchange rate
				Pay	Receive
	In millions of won and thousands of foreign currencies
Korea Development Bank	2017.12.27	2021.07.12	￦	104,849	USD 100,000	￦	1,048.49
	2018.12.18	2019.01.22		11,279	USD 10,000		1,127.85
	2018.12.13	2019.01.10		4,490	USD 4,000		1,122.60
	2018.12.24	2019.01.10		13,497	USD 12,000		1,124.74
	2018.12.21	2019.01.15		10,103	USD 9,000		1,122.50
	2018.12.27	2019.01.23		11,207	USD 10,000		1,120.68
	2018.12.28	2019.01.23		13,412	USD 12,000		1,117.64

(10)	Salaries and other compensations to the key members of management of the Company for the years ended December 31, 2016, 2017 and 2018 are as follows:

Type		2016	2017	2018
		In millions of won
Salaries	￦	1,463	1,271	1,106
Employee benefits		33	54	24

	￦	1,496	1,325	1,130

51.	Non-Cash Transactions

Significant non-cash investing and financing transactions for the years ended December 31, 2016, 2017 and 2018 are as follows:

Transactions		2016	2017	2018
		In millions of won
Transfer from construction-in-progress to other assets	￦	19,971,599	13,676,233	8,656,252
Recognition of asset retirement cost and related provision for decommissioning costs		470,941	2,494,802	310,272
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		283,675	342,861	482,699

52.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of December 31, 2017 and 2018 are as follows:

		2017		2018
Contracts		Amounts	Balance	Amounts	Balance
		In millions of won
Purchase of switch (25.8kV Eco) 12,450	￦	50,526	35,494	50,526	—
Purchase of cable (PVC,1C,2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)		50,256	42,857	56,183	37,309
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shintangjung)		42,500	29,987	44,315	31,801
Purchase of GIS (362KV 6300A 63KA) 23CB – YoungseoS/S		34,500	34,500	34,500	34,500
Purchase of GIS (362KV 6300A 63KA) 27CB – KwangyangS/S		37,476	18,044	37,694	10,491
Purchase of GIS (800KV 8000A 50KA) 10CB – Shin-JungbuS/S		63,730	44,955	63,730	—
Purchase of transformer (765/345/23kV 666.7MVA, 2TANK) 6 units – Shin-JungbuS/S		37,500	37,500	37,500	—
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 4,645,000M		78,076	76,762	78,076	—
Purchase of Concrete Poles (10M, 350KGF) 121,900 and 6 others		133,387	112,981	133,387	13,343
Advanced E-Type low voltage electricity meter 1,600,000 units		65,408	64,592	65,408	—
Purchase of Ground Switch (44-D-A125, 600AX4) and 1 other 4,016 units		56,482	55,990	56,482	—
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 3,504,000M		—	—	66,240	38,998
Purchase of cable (FR CNCO-W,1C,325SQ) 1,400,000		—	—	57,475	48,598
Purchase of switch (Eco) 9,360 units		—	—	40,631	34,797
Construction of Shin-Kori units (#3,4)		7,363,514	93,637	7,363,514	3,211
Construction of Shin-Kori units (#5,6)		8,625,387	6,757,146	8,625,387	5,930,099
Construction of Shin-Hanul units (#1,2)		7,982,342	1,015,813	7,982,342	355,704
Construction of Shin-Hanul units (#3,4)(*)		8,261,818	8,097,056	—	—
Other 26 contracts		262,400	114,041	269,681	161,243
Purchase of main machine for construction of Seoul Combined units (#1,2)		361,203	99,031	365,164	51,165
Construction of Seoul Combined units (#1,2)		227,685	60,568	285,890	27,125

	2017		2018
Contracts	Amounts	Balance	Amounts	Balance
	In millions of won
Purchase of smoke eliminating machine for construction of Shin-Boryeong units (#1,2)	169,544	36,417	172,609	13,986
Service of designing Shin-Boryeong units (#1,2)	127,810	16,371	120,199	1,076
Purchase of main machine for construction of Shin-Boryeong units (#1,2)	866,065	4,981	866,065	4,981
Construction of Shin-Boryeong units (#1,2)	316,190	23,100	309,466	—
Purchase of furnace for construction of Shin-Seocheon thermal power plant	302,030	222,555	305,209	74,631
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant	104,402	83,522	104,402	57,968
Electricity construction of Shin-Seocheon thermal power plant	200,453	196,993	217,848	174,122
Purchase of main machine for Jeju LNG combined	166,287	15,409	166,287	11,272
Purchase of coal handling machine for construction of Taean (#9,10) and IGCC units (conditional contract for installation)	193,375	5,129	205,764	282
Purchase of furnace for construction of Taean units (#9,10)	566,945	33,817	556,504	18,502
Service of designing Taean units (#9,10)	111,322	13,671	112,344	13,338
Purchase of turbine generator for construction of Taean units (#9,10)	205,267	550	214,462	10,422
Purchase of oxygen plant for construction of Taean IGCC units	94,564	199	96,068	1,552
Service of designing Taean IGCC plant units	44,802	2,669	46,001	3,161
Purchase of furnace for construction of Samcheok units (#1,2)	1,082,641	5,963	1,092,287	12,215
Purchase of coal handling machine for construction of Samcheok units (#1,2)	304,924	52,362	307,925	48,736
Service of designing Samcheok units (#1,2)	114,047	4,745	103,679	—
Purchase of turbine main equipment for Samcheok units (#1,2)	215,333	874	212,188	348
Purchase of main equipment for Namjeju	—	—	146,594	134,949

(*)	The Company recognized impairment loss in relation to Shin-Hanul unit 3 and 4, and there are no legally binding commitments for expenditure as of December 31, 2018.

(2)	As of December 31, 2018, details of contracts for inventory purchase commitment are as follows:

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

Type	Periods	Contracted quantity
Concentrate	2018 ~ 2030	48,162 Ton U3O8
Transformed	2018 ~ 2030	23,484 Ton U
Enrichment	2018 ~ 2030	25,530 Ton SWU
Molded	2018 ~ 2022	520 Ton U

53.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of December 31, 2017 and 2018 are as follows:

	2017			2018
	Number of cases	Claim amount		Number of cases	Claim amount
	In millions of won
As the defendant	565	￦	477,719	570	673,882
As the plaintiff	185		690,934	174	793,491

As of December 31, 2018, among the litigations mentioned above, there are ongoing litigations of KHNP, a subsidiary of KEPCO, against KEPCO Engineering & Construction Company, Inc., a subsidiary of KEPCO, as a co-defendant (one case amounting to ￦65,927 million).

A group of plaintiffs (consisting 2,167 individuals) filed a lawsuit against NSSC regarding NSSC’s approval on May 18, 2015 of extending the operation of Wolsong unit 1 nuclear power plant. The appeal was ongoing as of December 31, 2018. Also, Greenpeace and others filed an administrative litigation against NSSC requesting cancelation of the construction permit of Shin-Kori unit 5 and 6, which was ongoing as of December 31, 2018. The Company joined these litigations as a stakeholder with the permission of the Court.

As described in note 2.(4), on June 15, 2018, the board of directors of KHNP, a subsidiary of KEPCO, has decided to shut down the Wolsong unit 1. Accordingly, the Company recognized a full impairment loss of ￦570,408 million. Also, the provision for decommissioning costs of the Wolsong unit 1 has increased by ￦28,196 million as the timing of actual cash outflows was accelerated due to the shortened operating period.

As of December 31, 2018, in connection with Shin-Hanul unit 3 & 4, the Company has received communications from a vendor for costs incurred for the preliminary work of the main equipment and associated compensation due to the discontinuation of the construction. The Company does not believe that it has a present obligation for this vendor, and that it is probable that the Company will prevail if a lawsuit is filed against the Company. In addition, the Company cannot reliably estimate the potential outflow related to the obligation, if any.

The long-term service contract between Gyeonggi Green Energy Co., Ltd. (Gyeonggi Green Energy) and its fuel cell supplier expired during the year ended December 31, 2018. Based on the agreement with the creditors of Gyeonggi Green Energy, as Gyeonggi Green Energy was unable to renew the fuel cell supply contract by December 31, 2018, the creditors have the right to request immediate repayment of the related borrowings from Gyeonggi Green Energy or to take over the all shares held by KHNP. Depending on the result of this negotiation, the schedule of repayment of borrowings of Gyeonggi Green Energy Co., Ltd. may be adjusted accordingly. As of December 31, 2018, Gyeonggi Green Energy Co., Ltd. is in negotiations to renew the contract.

The Company is the defendant against a number of claims. The followings are potentially significant ongoing claims pertaining to the Company.

①

Hyundai Engineering & Construction Co., Ltd. (“Hyundai E&C”), SK Engineering & Construction Co., Ltd. and GS Engineering & Construction Co., Ltd. filed a lawsuit for increase in contract bill against KHNP in September 2013, in relation to the design changes on the plant construction of Shin-Hanul 1 & 2. KHNP has paid the claim amounts in full upon the first ruling and believes that the contingent liabilities related to the other pending lawsuits are not significant.

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

The Company believes that the possibility of economic outflow is probable on the ongoing and the expected lawsuit. For this reason, the Company recognized ￦39,139 million of other provision in relation to the lawsuit as of December 31, 2018.

Except these significant ongoing claims, there are 12 arbitration cases pertaining to the Company as of December 31, 2018 and the significant arbitration cases for the year ended December 31, 2018 are as follows:

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

③

In 2016, Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd. filed an arbitration against the Company to the Korea Commercial Arbitration Board in relation to the request for additional construction costs. As described in note 29.(2), the Company recognized the litigation provisions of ￦204,787 million in relation to this arbitration case and made the payment according to the results of this arbitration during the year ended December 31, 2018.

④

In 2016, Halla Corporation filed on arbitration against the Company to the Korea Commercial Arbitration Board in relation to the request for additional construction costs and the Company filed on arbitration against Halla Corporation to the Korea Commercial Arbitration Board in relation to the request for a penalty payment for the delayed construction work. The Company has recognized ￦19,754 million of provision for the best estimate of the expenditure required to fulfill its obligations in relation to this arbitration as of December 31, 2018.

⑤

In connection with the electric power IT modernization project in Kerala, India, Enzen, a subcontractor, filed an arbitration against the Company to the Indian Council of Arbitration due to disagreements in the contract, but the Company has not recognized any losses because the probability of economic benefit outflow is remote and the related amount cannot be reasonably estimated.

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2017 and 2018 are as follows:

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

④

The Company has provided MUFG Bank, Ltd. (MUFG) (formerly, the Bank of Tokyo Mitsubishi UFJ. Ltd. (BTMU)) borrowing guarantee up to USD 41,258 thousand proportion to its ownership in the equity bridge loan guarantee with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

⑤

The Company has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank guarantee of mutual investment of USD 2,192 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

⑥

The Company has provided the Export-Import Bank of Korea and SMBC guarantee of mutual investment of USD 401 thousand, which is equivalent to the ownership interest of PT Mega Power Mandiri, in order to guarantee the expenses related to hydroelectric power business of PT Wampu Electric Power, an associate of the Company.

(3)	Credit lines provided by financial institutions as of December 31, 2018 are as follows:

Commitments	Financial institutions	Currency	Limited amount	Exercised amount
		In millions of won and thousands of foreign currencies
Commitments on bank-overdraft	Nonghyup Bank and others	KRW	1,855,000	167,010
Commitments on bank-daylight overdraft	Nonghyup Bank	KRW	280,000	—
Limit amount available for CP	KEB Hana Bank and others	KRW	1,050,000	—
Limit amount available for card	KEB Hana Bank and others	KRW	55,904	2,740
	Banco de Oro	PHP	5,000	5,000
Loan limit	Kookmin Bank and others	KRW	1,238,500	612,197
	DBS Bank and others	USD	1,840,700	20,000
Certification of payment on payables from foreign country	Kookmin Bank and others	USD	44,680	4,754
Certification of payment on L/C	Shinhan Bank and others	USD	992,434	252,392
Certification of performance guarantee on contract	KEB Hana Bank and others	EUR	4,158	4,158
	KEB Hana Bank and others	INR	237,321	237,321
	Korea Development Bank and others	JPY	637,322	637,322
	Seoul Guarantee Insurance and others	KRW	89,335	72,802
	First Abu Dhabi Bank and others	USD	923,915	830,314
	KEB Hana Bank	SAR	6,508	6,508
	Bank of Kathmandu	NPR	36,304	36,304
	KEB Hana Bank	CAD	617	617

Commitments	Financial institutions	Currency	Limited amount	Exercised amount
		In millions of won and thousands of foreign currencies
Certification of bidding	KEB Hana Bank and others	USD	110,000	3,199
	Shinhan Bank	ZAR	55,730	55,730
Advance payment bond, Warranty bond, Retention bond and others	Export-Import Bank of Korea and others	USD	3,934,928	3,220,418
Others	Shinhan Bank	JPY	381,210	381,210
	Nonghyup Bank and others	KRW	307,436	7,088
	Export-Import Bank of Korea and others	USD	1,171,470	842,897
Inclusive credit	Shinhan Bank	INR	70,028	70,028
	KEB Hana Bank	KRW	258,000	12,278
	KEB Hana Bank and others	USD	30,930	18,245
Trade finance	BNP Paribas and others	USD	800,000	—

(4)	As of December 31, 2018, blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description
	In millions of won and thousands of foreign currencies
Korea Southern Power Co., Ltd.	Korea Development Bank and others	Shareholdings of DS Power Co., Ltd.	KRW	916	Collateral for borrowings

Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	275,600	Collateral for borrowings(*2)

Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents	KRW	327,080	Collateral for borrowings(*1)

Commerce and Industry Energy Co., Ltd.	IBK and others	Land, buildings, structures and machinery and others	KRW	110,500	Collateral for borrowings(*1)

KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents	KRW	396,120	Collateral for borrowings(*1)

Gyeongju Wind Power Co., Ltd.	Samsung Fire & Marine Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	110,240	Collateral for borrowings(*1)

Korea Offshore Wind Power Co., Ltd	Woori Bank and others	Utility plant and others	KRW	293,400	Collateral for borrowings

Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	236,570	Collateral for borrowings(*2)

KST Electric Power Company	The Export—Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	337,000	Collateral for borrowings(*2)

(*1)	As of December 31, 2018, the Company has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.

(*2)	This is based on the amount of loan commitment limit.

The Company has ￦1,197 million of project loans from Korea Energy Agency as of December 31, 2018. The Company has provided a blank check as repayment guarantee.

(5)

The Company temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ￦81,900 million as of December 31, 2018, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ￦47 million and depreciation on the utility plant of ￦6,547 million are recorded in other expenses for the year ended December 31, 2018. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Company is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of December 31, 2018.

(6)

Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Company can exercise the property rights for the Company’s facility in the Gaeseong Industrial District as of December 31, 2018. The book value of facility is ￦17,522 million and the amount of trade receivables related to the companies residing in Gaeseong industrial complex is ￦2,911 million. The ultimate outcome of this event cannot be reasonably estimated.

(7)

As of December 31, 2018, five subsidiaries of KEPCO, including Korea South-East Power Co., Ltd., have entered into consecutive voyage charter contracts with shipping companies, including Korea Line Corporation, for the stable transportation of overseas bituminous coal used for power generation. As of December 31, 2018, there are 73 vessels under contract and the average remaining contract period is about 9 years.

54.	Subsequent Events

Subsequent to December 31, 2018, Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd. and Korea East-West Power Co., Ltd. issued foreign bond, corporate bonds and non-guaranteed corporate bonds for funding facilities and operations as follows:

Company Name	Type	Issue date	Maturity	Interest rate (%)	Amount
	In millions of won and thousands of foreign currencies
Korea Midland Power Co., Ltd.	#7 foreign bond	2019.01.22	2022.01.22	3.38%	USD 300,000
	#47-1 corporate bond	2019.02.08	2039.02.08	2.19%	KRW 160,000
	#47-2 corporate bond	2019.02.08	2049.02.08	2.17%	KRW 120,000

Korea Western Power Co., Ltd.	#2 Swiss Franc bond	2019.02.27	2024.02.27	0.13%	CHF 200,000

Korea East-West Power Co., Ltd.	#32-1 non-guaranteed corporate bond	2019.03.07	2039.03.07	2.18%	KRW 40,000

	#32-2 non-guaranteed corporate bond	2019.03.07	2049.03.07	2.16%	KRW 40,000

On January 9, 2019, Korea Western Power Co., Ltd., a subsidiary of KEPCO, has completed the liquidation of KOWEPO India Private Limited, which was classified as assets held-for-sale.