Form 20-F
period 2019-12-31
KOREA ELECTRIC POWER CORP
filed 2020-04-29
CIK 887225

As filed with the Securities and Exchange Commission on April 29, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Sihyung Park, +82 61 345 4213, sihyung.park@kepco.co.kr, +82 61 345 4299

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common stock, par value Won 5,000 per share	KEP	New York Stock Exchange*
American depositary shares, each representing one-half of share of common stock	KEP	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange, pursuant to the requirements of the Securities and Exchange Commission.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

Item 3.A. Selected Financial Data

The selected consolidated financial data set forth below as of and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.

You should read the following data with the more detailed information contained in Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements included in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

Consolidated Statement of Comprehensive Income (Loss) Data

	2015		2016		2017		2018		2019		2019
	(in billions of Won and millions of US$, except per share data)(1)
Sales	￦	58,582	￦	59,763	￦	59,336	￦	60,033	￦	58,568	$50,686
Cost of sales		45,458		45,550		52,099		58,208		57,780	50,004
Gross profit		13,124		14,213		7,237		1,825		788	682
Selling and administrative expenses		2,153		2,639		2,763		2,628		2,670	2,311
Other income, net		699		652		689		739		756	654
Other gains (losses), net		8,611		70		157		(621)		(582)	(503)
Operating profit (loss)		20,281		12,296		5,320		(685)		(1,708)	(1,478)
Finance expense, net		(1,832)		(1,646)		(1,596)		(1,674)		(1,772)	(1,534)
Income (loss) before income taxes		18,656		10,513		3,614		(2,001)		(3,266)	(2,826)
Income tax (expense) benefit		(5,239)		(3,365)		(2,173)		826		1,002	867
Profit (loss) for the period		13,416		7,148		1,441		(1,175)		(2,264)	(1,959)
Other comprehensive income (loss)		34		(2)		(95)		(107)		135	117
Total comprehensive income (loss)		13,450		7,146		1,346		(1,282)		(2,128)	(1,842)
Profit (loss) attributable to:
Owners of the Company		13,289		7,048		1,299		(1,315)		(2,346)	(2,030)
Non-controlling interests		127		100		142		140		82	71
Total comprehensive income (loss) attributable to:
Owners of the Company		13,308		7,042		1,230		(1,426)		(2,239)	(1,938)
Non-controlling interests		142		104		116		144		111	96
Earnings (loss) per share
Basic(2)		20,701		10,980		2,023		(2,048)		(3,654)	(3.16)
Earnings (loss) per ADS
Basic(2)		10,351		5,490		1,012		(1,024)		(1,827)	(1.58)
Dividends per share		3,100		1,980		790		—		—	—

Consolidated Statements of Financial Position Data

	As of December 31,
	2015		2016		2017		2018		2019		2019
	(in billions of Won and millions of US$, except share and per share data)(1)

Net working capital deficit(3)	￦	(686)	￦	(5,031)	￦	(4,283)	￦	(2,096)	￦	(4,749)	$(4,110)
Property, plant and equipment, net		141,361		145,743		150,882		152,743		164,702	142,537
Total assets		175,257		177,837		181,789		185,249		197,598	171,006
Total shareholders’ equity		67,942		73,051		72,965		71,093		68,889	59,618
Equity attributable to owners of the Company		66,634		71,724		71,682		69,744		67,496	58,412
Non-controlling interests		1,308		1,327		1,283		1,349		1,393	1,206
Share capital		3,210		3,210		3,210		3,210		3,210	2,778
Number of common shares as adjusted to reflect any changes in capital stock		641,964,077		641,964,077		641,964,077		641,964,077		641,964,077	641,964,077
Long-term debt (excluding current portion)(4)		50,907		44,700		45,624		53,073		59,019	51,077
Other long term liabilities(5)		33,697		35,347		39,776		39,242		45,457	39,340

Notes:

(1)

The financial information denominated in Won as of and for the year ended December 31, 2019 has been translated into U.S. dollars at the exchange rate of Won 1,155.5 to US$1.00, which was the Noon Buying Rate as of December 31, 2019.

(2)

Basic earnings (loss) per share are calculated by dividing net income available to holders of our common shares by the weighted average number of common shares issued and outstanding for the relevant period. Basic earnings (loss) per ADS have been computed as if all of our issued and outstanding common shares are represented by ADSs during each of the years presented. Each ADS represents one-half of our common share. Dilutive earnings (loss) per share were the same as basic earnings (loss) per share for the years ended December 31, 2015 through 2019 since there were no potential dilutive instruments.

(3)

Net working capital is defined as current assets minus current liabilities. For the periods indicated, current liabilities exceeded current assets, which resulted in working capital deficit for such periods.

(4)

Long-term debt, net consists of long-term borrowings and debt securities (excluding the current portions but including issue discounts and premiums) without taking into consideration of swap transactions.

(5)

Other long-term liabilities consist of total non-current liabilities of our consolidated financial statements included in this annual report minus long-term debt (excluding current portion) of this table.

Currency Translations and Exchange Rates

In this annual report, unless otherwise indicated, all references to “Won,” “KRW” or “￦” are to the currency of Korea, all references to “U.S. dollars,” “Dollars,” “USD”, “$” or “US$” are to the currency of the United States of America; all references to “Euro” or “€” are references to the currency of the European Union; all references to “Yen” or “¥” are references to the currency of Japan; all references to “A$” are to the currency of Australia; and all references to “RMB” are to the currency of the People’s Republic of China. Unless otherwise indicated, all translations from Won to U.S. dollars were made at Won 1,155.5 to US$1.00, which was the noon buying rate of the Federal Reserve Board (the “Noon Buying Rate”) in effect as of December 31, 2019, which rates are available on the H.10 statistical release of the Federal Reserve Board. On April 17, 2020, the Noon Buying Rate was Won 1,217.8 to US$1.00. The exchange rate between the U.S. dollar and Korean Won may be highly volatile from time to time and no representation is made that the Won or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2015	1,169.3	1,133.7	1,196.4	1,063.0
2016	1,203.7	1,160.5	1,242.6	1,090.0
2017	1,067.4	1,141.6	1,207.2	1,067.4
2018	1,112.9	1,099.3	1,141.7	1,054.6
2019	1,155.5	1,165.8	1,220.7	1,111.8
October	1,169.1	1,183.4	1,205.5	1,163.0
November	1,181.3	1,167.3	1,181.3	1,154.4
December	1,155.5	1,174.7	1,194.5	1,155.5
2020 (through April 17)	1,217.8	1,198.9	1,267.3	1,156.3
January	1,191.3	1,167.5	1,192.0	1,156.3
February	1,214.9	1,195.3	1,218.5	1,179.0
March	1,218.9	1,218.2	1,267.3	1,181.1
April (through April 17)	1,217.8	1,222.5	1,230.6	1,211.7

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

In 2019, fuel costs constituted 31.6% of our cost of sales, and the ratio of fuel costs to our sales was 31.2%. Our generation subsidiaries purchase substantially all of the fuel that they use (except for anthracite coal) from suppliers outside Korea at prices determined in part by prevailing market prices in currencies other than Won. For example, most of the bituminous coal requirements (which accounted for approximately 51.1% of our fuel requirements in 2019 in terms of electricity output) are imported principally from Indonesia, Australia, Russia and, to a lesser extent, South Africa and others, which accounted for approximately 29%, 37%, 15%, 5% and

14%, respectively, of the annual bituminous coal requirements of our generation subsidiaries in 2019. Approximately 81% of the bituminous coal requirements of our generation subsidiaries in 2019 were purchased under long-term contracts and the remaining 19% from the spot market. Pursuant to the terms of our long-term supply contracts, prices are adjusted periodically based on prevailing market conditions. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited duration. See Item 4.B. “Business Overview—Fuel.”

The prices of our main fuel types, namely, bituminous coal, oil and liquefied natural gas, or LNG, fluctuate, sometimes significantly, in tandem with their international market prices. For example, the average weekly spot price of “free on board” Newcastle coal 6000 GAR published by Bloomberg (Bloomberg Ticker: COASNE60) decreased from US$107.53 per ton in 2018 to US$77.49 per ton in 2019 and to US$69.48 per ton as of March 30, 2020. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil decreased from US$69.30 per barrel in 2018 to US$63.22 per barrel in 2019 and to US$22.51 per barrel as of March 30, 2020. Furthermore, because the prices of LNG are dependent on the price of crude oil, an increase in such fuel prices can result in an increase in the prices of LNG, which, in turn, affect the cost of purchasing electricity from independent power producers. We cannot assure you that fuel prices will remain stable or will not significantly increase in the remainder of 2020 or thereafter. In addition, effective from January 1, 2020, the International Maritime Organization regulation referred to as IMO 2020 mandated, among other requirements, a reduction in the fuel sulfur content cap from 3.5% to 0.5%. While the effects of new environmental regulations, such as IMO 2020, are difficult to predict, such regulations may significantly increase the operating cost of the shipping lines, in which the increased costs are expected to pass on these additional costs onto customers like us via higher freight rates. If fuel prices increase substantially in the future within a short span of time, our generation subsidiaries may be unable to secure adequate fuel supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers may cause our generation subsidiaries to purchase fuel on the spot market at prices higher than the prices available under existing supply contracts, which would result in an increase in fuel costs.

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

The Government may also set or adjust electricity tariff rates that may not be necessarily responsive to fuel price movements. For example, effective on January 1, 2017, the Government made several adjustments to the existing rate structure in order to ease the burden of electricity tariff on residential consumers. The progressive rate structure applicable to the residential sector, which applies a gradient of increasing tariff rates for heavier electricity usage, was changed from a six-tiered structure with the highest rate being no more than 11.7 times the lowest rate (which gradient system has been in place since 2005) into a three-tiered structure with the highest rate being no more than three times the lowest rate, in order to reflect the changes in the pattern of electricity consumption and reduce the electricity charges payable by consumers. Additionally, a new tariff structure was implemented to encourage energy saving by offering rate discounts to residential consumers that voluntarily reduce electricity consumption while charging special high rates to residential consumers with heavy electricity consumption during peak usage periods in the summer and the winter. Further, during July and August 2018, the Government reduced residential electricity charges by temporarily relaxing the application of the current tariff structure and offering higher rate discounts to economically or otherwise disadvantaged customers to ease the burden on households that have significantly increased their use of air conditioners during a heatwave. Subsequently, a joint task force team, consisting of industry experts, scholars and government officials, was formed, which announced a proposal for amending the current tariff structure aimed to lower electricity rates for households during the summer. As a result, in July 2019, the residential electricity tariff rate system was amended to expand the usage ceiling for the first two tiers of rates (from 200 kilowatts to 300 kilowatts for the first tier and from 400 kilowatts to 450 kilowatts for the second tier) applied during July and August each year. Although the rate discounts offered to residential consumers who voluntarily reduced electricity consumption and those offered to traditional wet markets were abolished the rate discount for electric vehicles will be gradually terminated in phases by June 2022, there can be no assurance that other potential future adjustments in electricity tariff rates and rate discount will not have an adverse impact on our business, results of operations, financial condition and profitability.

In addition, partly because the Government may have to undergo a lengthy deliberation process to approve an increase in electricity tariff, which represents a key component of the consumer price index, the electricity tariff may not be adjusted to a level sufficient to ensure a fair rate of return to us in a timely manner or at all, and we cannot assure that any future tariff increase by the Government will be sufficient to fully offset the adverse impact on our results of operations from current or potential rises in fuel costs. For example, the net losses between 2018 and first half of 2019, were largely due to sustained rises in fuel costs that were neither timely nor sufficiently offset by a corresponding rise in electricity tariff rates. If fuel costs increase and the Government maintains the current level of electricity tariff and does not increase it to a level to sufficiently offset the impact of rising fuel costs, our operating results, profit margins, business, financial condition and cash flows may be adversely affected. On the other hand, if fuel prices decrease, the public may demand a corresponding decrease in electricity tariff rates, and as a result the Government may decrease electricity tariff rates; however, we cannot assure you that the resulting tariff rate reduction will not be excessive and thus have a detrimental effect on our profit margins, results of operations or cash flows or that, if the fuel prices were to rise again subsequent to the tariff reduction, the tariff rates would be further adjusted upwards in a timely manner, in sufficient amounts or at all so as to fully offset the adverse impact from the increase in fuel prices.

We plan to prepare a proposition for a sustainable tariff system designed to mitigate the financial burden on us. Though the timeline is subject to change, we are tentatively aiming to prepare the proposition by the first half of 2020, which will include (1) a reasonable adjustment of the rate discount applicable to the residential customers with low electricity usage and (2) an introduction of the tariff system to the residential sector where the rates change depending on the demand in a given season or time (namely, the “time-of-use tariff”). However, it is difficult to predict when and whether the Government will increase tariff rates, and, if the adjustment occurs, by how much and which classes of customers will be affected, as various factors are considered in making such adjustments, including operating costs for supplying electricity, fuel prices, foreign exchange rates, the effect of electricity tariff on inflation, efficiency of national energy consumption and consumer welfare.

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

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity and transmission infrastructure based on the Basic Plan Relating to the Long-Term Supply and Demand of Electricity, or the Basic Plan, which is generally revised and announced every two years by the Government. In December 2017, the Government announced the Eighth Basic Plan to revise the Seventh Basic Plan, for the former to be effective for the period from 2017 to 2031. The Eighth Basic Plan focuses on, among other things, (i) decreasing the reliance on nuclear and coal-based supply sources, (ii) increasing utilization of renewable energy sources and (iii) balancing the existing cost-based pool system of purchase of electricity with an environmentally-focused pool system. Furthermore, the Eighth Basic Plan includes the following implementing measures: (i) six new nuclear generation units in a planning stage would not be constructed, (ii) extension of life of 10 decrepit nuclear generation units would not be granted, (iii) Wolsong #1 unit is not counted as part of domestic energy generation capacity, (iv) seven decrepit coal-fired generation plants will be retired by 2022, (v) six other coal-fired generation plants shall be converted to LNG fuel use and (vi) domestic renewable energy generation capacity shall be expanded to 58.5 gigawatts by 2030. Currently, the Government is in the process of establishing the Ninth Basic Plan, which is expected to be released in 2020, to expand the electric power facilities based on the demand outlook from 2020 to 2034.

In June 2019, the Ministry of Trade, Industry and Energy adopted the Third Basic National Energy Plan following consultations with representatives from civic groups, the energy industry and academia. The Third Basic National Energy Plan, which is a comprehensive plan that covers the entire spectrum of energy industries in Korea, covers the period from 2019 to 2040. The Third Basic National Energy Plan is consistent with the First and the Second Basic National Energy Plans in terms of the general policy direction and aims to promote sustainable growth and improvement of people’s quality of life by converting to new and renewable energy. Specifically, it establishes the following five key tasks: (i) strengthening management of energy demand from various sectors, such as commerce and transportation, and promoting a rational electricity tariff system to improve the national energy consumption efficiency by 38% and reduce the energy demand by 18.6% by 2040; (ii) converting to clean and safe energy through gradual reduction of nuclear power generation and decisive reduction of coal power generation by prohibiting construction of new coal-fired power plants and increasing the portion of renewable energy sources to approximately 35% by 2040; (iii) expanding the power distribution in areas near those with demands for renewable energy and fuel cells and strengthening the roles and responsibilities of local governments; (iv) fostering the growth of the future energy industries (including renewable energy, hydrogen fuel and other efficient sources of energy limited to technology), promoting the value-add for traditional energy industries and maintaining a core energy ecosystem for nuclear power plants; and (v) improving the energy, gas and heat market systems to facilitate the national energy conversion and building platforms based on big data to foster creation of new energy industries.

We cannot assure that the Eighth Basic Plan, the Ninth Basic Plan, the Third Basic National Energy Plan, or their respective successor plans will successfully achieve their intended goals, the foremost of which is to ensure, through carefully calibrated capacity expansion and other means, balanced overall electricity supply and demand in Korea to end users while promoting efficiency and environmental friendliness in the consumption and production of electricity. If there is significant variance between the projected electricity supply and demand considered in planning our capacity expansions and the actual electricity supply and demand, or if these plans otherwise fail to meet their intended goals or have other unintended consequences, this may result in inefficient use of our working capital, and undue financing costs on the part of us and our generation subsidiaries, among others, which may have a material adverse effect on our results of operations, financial condition and cash flows.

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

In recent years, partly driven by growing public awareness and sensitivity toward climate change and other environmental issues as well as in an effort to capture the economic and social potential associated with renewable energy and “new energy”-related industries (such as smart grids, energy storage systems and electrical vehicles, among others), the Government has introduced and implemented a number of new measures designed to reduce greenhouse gas emission, minimize environmental damage and spur related business opportunities. Some key examples of such Government initiatives pertinent to our and our generation subsidiaries’ operations are as follows:

•	Greenhouse Gas Emission Trading System, Related Emission Reduction Targets and the Greenhouse Gas Reduction Roadmap.

¡

In accordance with the Act on Allocation and Trading of Greenhouse Gas Emission Allowances, enacted in March 2013, the Government is currently in the process of implementing a greenhouse gas emission trading system under which the Government will allocate the amount of permitted greenhouse gas emission to companies by industry and a company whose business emits more carbon than the permitted amount is required to purchase the right to emit more carbon through the Korea Stock Exchange. The categories of allowances traded include the Korean Allowance Unit (KAU), which is the emissions allowance allocated to applicable companies by the Government; Korean Credit Unit (KCU), which is a tradable unit converted from external carbon offset certifications including the Korean Offset Credit; and Korean Offset Credit (KOC), which is the verified carbon offset credit obtained by companies for reducing carbon emissions through absorption or otherwise. The greenhouse gas emission trading system is expected to be implemented in three stages. During the first phase (2015 to 2017), the Government set up and conducted a test run of the trading system to ensure its smooth operation, allocating the greenhouse gas emission allowances free of charge. In July 2018, the Government released the allocation plan for the second phase (2018 to 2020), during which 97% of the greenhouse gas emission allowances may be allocated free of charge, with 3% allocated through an auction. During the third phase (2021 to 2025), the Government plans to expand the scale of the system with aggressive greenhouse gas emission reduction targets and allocating 10% of the greenhouse gas emission allowances through an auction.

¡

In December 2016, the Government announced the Climate Change Response Initiatives and the 2030 National Greenhouse Gas Reduction Roadmap, which set forth the greenhouse gas emission trading system as one of the primary means to reach the emission and greenhouse gas reduction targets of the policies. The Second Climate Change Response Initiative was adopted in October 2019, which sets forth a national target of greenhouse gas level as 536 million tons in the aggregate, representing a 37% reduction from the base case projection of greenhouse gas in 2030 and a 24.4% reduction as compared to the emission amount in 2017. In the electricity conversion sector, greenhouse gas reduction of 24 million tons (with a potential additional reduction of 34 million tons) from the base case projection of greenhouse gas level in 2030 is requested by 2030, and our business is classified as part of this sector. The additional potential reduction amount will be confirmed prior to the finalization of the Government’s 2020 Nationally Determined Contributions (NDCs). Adhering to such emission and greenhouse gas reduction requirement may result in significant additional compliance costs. For example, the daily market price of the KAUs traded through the Korea Exchange was Won 8,640 per ton in early 2015, and the price has increased continuously thereafter, reaching its peak price at Won 40,900 per ton on December 23, 2019. We cannot predict how the price of the KAUs will fluctuate over time, and such volatility may adversely affect our results of operation, financial condition and cash flows.

•

Regulation of Coal-Fired Generation Units. As a measure to address the high level of particulate matter pollution, the Government temporarily suspended the operations of eight coal-fired generation units that are 30 years or older throughout the month of June 2017. Subsequently, in July 2017, two of these units were shut down completely and one unit switched fuel from coal to wood pallets. One of these units stopped its operation in January 2019 for switching fuel to wood pallets. As part of the Comprehensive Measures against Particulate Matter and the Eighth Basic Plan, announced by the Government in September 2017 and December 2017, respectively, the Government set forth the following policy directions relating to coal-fired generation units: (i) two coal-fired generation units scheduled for construction and four existing coal-fired generation units shall convert to LNG fuel use, (ii) in principle, construction of new coal-fired generation units shall not be planned, (iii) seven of the coal-fired generation units that are 30 years or older will be shut down on an accelerated schedule, (iv) beginning in 2018, coal-fired generation units that are 30 years or older shall temporarily cease operations from March through June of each year, (v) coal-fired generation units shall be put through comprehensive functional and environmental upgrades and (vi) coal-fired generation units shall be subject to emission standards that came into effect in January 2019 that are twice as more rigorous than the previous standards. In October 2018, the Government introduced a pilot regulation to lower the output of 35 coal-fired generation units to approximately 80% of their capacity that emit more than a certain amount of particulate matter. The regulation was formally implemented in January 2019, targeting 40 coal-fired power plants with high emissions of particulate matter. From March to June 2019, the scope expanded to cover 60 units in total. In addition, coal-fired generation units originally scheduled for preventive maintenance during the second half of 2019 were required to undertake such maintenance earlier in the spring of 2019. In November 2019, the Government pursued a reduction of coal-fired generation units in order to implement the Special Measures to Respond to the High Concentration Period (December to February) of Particulate Matter. During this period, 8 to 15 coal-fired generation units that require preventive maintenance or are otherwise older units were first shut down, with a maximum of 49 coal-fired generation units subject to a cap of 80% on the output within the remaining reserve capacity range. As a result, the particulate matter emission was reduced by 2,503 tons, approximately 39% decrease compared to the same period during the previous year. We plan to continue to participate in the effort to reduce the particulate matter emissions from coal-fired generation units, not only during the winter but also during the spring. For example, in March 2020, we suspended the operations of between 21 and 28 coal power generation plants and imposed a cap of 80% on the output of up to 37 coal-fired generation units. Additionally, the Government adjusted the schedule to close down two decrepit coal-fired generation units (Boryeong #1 and #2), which will shut down around December 2020. Additionally, other coal-fired generation units, Samchunpo #1 and #2, will shut down around April 2020 and Honam #1 and #2 units by January 2021. While such measures may be subject to change, we expect to incur significant costs of complying with such measures, including in connection with more stringent particulate matter pollution regulations, retrofitting and overall replacement of environmental facilities.

•

Coal and LNG Consumption Taxes. In January 2014, largely based on policy considerations of tax equity among different fuel types as well as environmental concerns, the Ministry of Economy and Finance announced that, effective July 1, 2014, consumption tax will apply to bituminous coal, which previously was not subject to consumption tax unlike other fuel types such as LNG or bunker oil. Pursuant to the amended Individual Consumption Tax Act effective as of April 1, 2019, which involved an increase of the unit tax rate for coal by Won 10 per kilogram across the board, the base tax rate (which is subject to certain adjustments) is Won 46 per kilogram for bituminous coal; however, due to concerns on the potential adverse effect on industrial activities, the applicable tax rate is applied differently based on the net heat generation amount. The currently applicable tax rate for bituminous coal is Won 43 per kilogram for net heat generation of less than 5,000 kilocalories, Won 46 per kilogram for net heat generation of 5,000 to 5,500 kilocalories and Won 49 per kilogram for net heat generation of 5,500 kilocalories or more. In contrast, the consumption tax and surcharge on importation of LNG decreased by Won 48 and Won 20.4 per kilogram, respectively, which came into effect in April 2019. The currently applicable consumption tax rate and surcharge on importation of LNG are Won 12 and Won 3.8 per kilogram, respectively. We expect an increase in our overall fuel costs, as bituminous coal currently represents the largest fuel type for our electricity generation, while the decrease in consumption tax and surcharge on importation of LNG will result in a decrease of our power purchase cost.

•

Renewable Portfolio Standard. Under this program, each of our generation subsidiaries is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy or, in case of a shortfall, purchase a corresponding amount of a Renewable Energy Certificate (a form of renewable energy credit) from other generation companies whose renewable energy generation surpass such percentage. The target percentage was 3.5% in 2016, 4.0% in 2017, 5.0% in 2018, 6.0% in 2019, 7.0% in 2020 and will incrementally increase to 10.0% by 2023. Fines are to be levied on any subsidiary that fails to do so in the prescribed timeline. In 2018, all six of our generation subsidiaries met the target through renewable energy generation and/or the purchase of a Renewable Energy Certificate. Compliance by our generation subsidiaries of the 2019 target is currently under evaluation, and if any generation subsidiary is found to have failed to meet the target for 2019 or for subsequent years, such generation subsidiary may become subject to fines. Additionally, as the target percentage is subject to change, changes to the target percentage may result in additional expenses for our generation subsidiaries.

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

•

Environmental and safety considerations in electricity supply and demand planning. In March 2017, the Electric Utility Act was amended to the effect that starting in June 2017, future national planning for electricity supply and demand in Korea should consider the environmental and safety impacts of such planning. Accordingly, the costs related to environmental and safety impacts, such as the desulfurization costs, have been reflected in our variable cost of generating electricity since August 2019. In December 2019, the Regulation on the Operation of the Electricity Market was revised, under which the specific plans of the Cost Evaluation Committee (defined below) to reflect the cost of greenhouse gas emission allowances will be finalized within two years of such revision.

Complying with these Government initiatives and operating programs in furtherance thereof has involved and will likely continue to involve significant costs and resources on our part, which may adversely affect our results of operation, financial condition and cash flows. For example, we have spent approximately Won 710 billion for the greenhouse gas emission allowances in 2019, compared to Won 53 billion in 2018, and we anticipate that such cost will continue to increase in 2020 and thereafter. Further, as we are required to supply increasing amount of renewable energy, we expect that the environmental-related risks will continue to increase. We may not be able to pass on the increased cost to customers at a sufficient level or on a timely basis. Further, we and our generation subsidiaries could also become subject to substantial fines and other forms of penalties for non-compliance. There is no assurance that, particularly given the wide-ranging policy priorities for the Government, it will in fact raise the electricity tariff to a level sufficient to fully cover additional costs associated with implementing and operating these programs and otherwise complying with these programs, do so on a timely basis or at all. If the Government does not do so or provide us and our generation subsidiaries with other forms of assistance to offset the costs involved, our results of operation, financial condition and cash flows may be materially and adversely affected.

See Item 4.B. “Business Overview—Environmental Programs.”

We may require a substantial amount of additional indebtedness to refinance existing debt and for future capital expenditures.

We anticipate that a substantial amount of additional indebtedness will be required in the coming years in order to refinance existing debt, make capital expenditures for construction of generation plants and other facilities and/or make acquisitions, invest in renewable energy and the “new energy industry” projects and fund our overseas businesses. In 2017, 2018 and 2019, our capital expenditures in relation to the foregoing amounted to Won 13,711 billion, Won 13,695 billion and Won 15,795 billion, respectively, and our budgeted capital expenditures for 2020, 2021 and 2022 amount to Won 16,211 billion, Won 17,529 billion and Won 17,002 billion, respectively.

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

The Won has fluctuated significantly against major currencies from time to time. Even slight depreciation of Won against U.S. dollar and other foreign currencies may result in a material increase in the cost of fuel and equipment purchased by us from overseas since the prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are denominated in currencies other than Won, generally in U.S. dollars. Changes in foreign exchange rates may also impact the cost of servicing our foreign currency-denominated debt. As of December 31, 2019, 17.5% of our long-term debt (including the current portion but excluding issue discounts and premium) without taking into consideration of swap transactions, was denominated in foreign currencies, principally U.S. dollars. In addition, even if we make payments in Won for certain fuel materials and equipment, some of these fuel materials may originate from other countries and their prices may be affected accordingly by the exchange rates between the Won and foreign currencies, especially the U.S. dollar. Since the substantial majority of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign currency-denominated financings or from foreign currency exchange markets to make such purchases or service such debt. As a result, any significant depreciation of Won against the U.S. dollar or other major foreign currencies will have a material adverse effect on our profitability and results of operations.

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

An increase in electricity generated by and/or sourced from independent power producers may erode our market position and hurt our business, growth prospects, revenues and profitability.

As of December 31, 2019, we and our generation subsidiaries owned approximately 66.8% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use). New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial condition and results of operations.

In particular, we compete with independent power producers with respect to electricity generation. The independent power producers accounted for 27.3% of total power generation in 2019 and 33.2% of total generation capacity as of December 31, 2019. As of December 31, 2019, there were 20 independent power producers in Korea, excluding renewable energy producers. Private enterprises became permitted to own and operate coal-fired power plants in Korea only after the Ministry of Trade, Industry and Energy approved plans for independent power producers to construct coal-fired power plants under the Sixth Basic Plan announced in February 2013. Under the Eighth Basic Plan announced in December 2017, (i) six coal-fired units under construction with aggregate generation capacity of 6,260 megawatts are scheduled to be completed between 2021 and 2022, and (ii) two coal-fired units scheduled for construction shall be converted to LNG fuel use. Currently there are no additional plans for construction of coal-fired power plants by independent power producers beyond 2024, as the construction schedule of such generation units is being adjusted. While it remains to be seen whether construction of these generation units will be completed as scheduled, if these units were to be completed as scheduled and/or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease, which may have a material adverse effect on our results of operations and financial condition.

In addition, under the Community Energy System adopted by the Government in 2004, a minimal amount of electricity is supplied directly to consumers on a localized basis by independent power producers outside the cost-based pool system. Such system is used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. The purpose of this system is to geographically decentralize electricity supply and thereby reduce transmission losses and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of March 31, 2020, the aggregate generation capacity of suppliers participating in the Community Energy System amounted to less than 1% of that of our generation subsidiaries in the aggregate. We currently do not expect the Community Energy System to be widely adopted, especially in light of the significant level of capital expenditure required for such direct supply. However, if the Community Energy System is widely adopted, it may erode our currently dominant market position in the generation and distribution of electricity in Korea and may have a material adverse effect on our business, results of operations and financial condition.

While we are currently the dominant market player in the electricity distribution in Korea, we cannot assure you that our market dominance will not face potential erosion in the future. For example, in June 2016, the Government announced the Proposal for Adjustment of Functions of Public Institutions (Energy Sector), which contemplated a gradual opening of the electricity trading market to the private sector. Although the proposal was withdrawn after a year of deliberation, a number of economists and civic groups are continuing to demand for the liberalization of the electricity trading market. It is difficult to predict whether and in what direction the liberalization of the electricity trading market will happen in the future, and such event may result in substantial reduction of our market share in electricity distribution in Korea, which would have a material adverse effect on our business, results of operation and cash flows.

See also Item 4.B. “Business Overview—Competition.”

Labor unrest or increases in labor cost may adversely affect our operations.

We and each of our generation subsidiaries have separate labor unions. As of December 31, 2019, approximately 72.9% of our and our generation subsidiaries’ employees in the aggregate were members of these labor unions. Since a six-week labor strike in 2002 by union members of our generation subsidiaries in response to a proposed privatization of one of our generation subsidiaries, there has been no material labor dispute. However, we cannot assure you that there will not be a major labor strike or other material disruptions of operations by the labor unions of us and our generation subsidiaries if the Government resumes privatization or other restructuring initiatives or for other reasons, which may adversely affect our business and results of operations.

Furthermore, the Government, as part of a response to low fertility amidst an aging population in Korea and to make the lives of workers more stable, has pledged to reduce the number of non-permanent workers and increase the employment of permanent workers, in part by transitioning from non-permanent to permanent positions in the public sector. In accordance with guidelines announced by the Government in July 2017, we have completed transitioning temporary workers to permanent positions as of December 31, 2018. In addition, we have finalized the measure with the subcontracted workers who provide meter-reading facility management and inbound call services to convert them to permanent employees by establishing subsidiaries and hiring the subcontracted workers through such subsidiaries, as of the end of 2019. Our generation subsidiaries have partially completed transitioning of non-permanent workers to permanent positions by hiring them for an indefinite period or establishing subsidiaries and hiring them through such subsidiaries. Our thermal generation subsidiaries plan to form a labor-management consultative body to transition the in-house subcontracted workers for the fuel and environmental facilities to permanent positions. Although the Government guidelines suggest that we transition the non-permanent workers to permanent positions within our existing budget for the related business, we cannot assure you that this will not result in increased costs for us or our generation subsidiaries and have an adverse impact on us or our generation subsidiaries’ financial condition and results of operations.

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

Through KHNP, we currently operate 24 nuclear-fuel generation units. Operation of nuclear power plants is subject to certain hazards, including environmental hazards such as leaks, ruptures and discharge of toxic and radioactive substances and materials. These hazards can cause personal injuries or loss of life, severe damage to or destruction of property and natural resources, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Nuclear power has a stable and relatively inexpensive cost structure (which is least costly among the fuel types used by our generation subsidiaries) and is the second largest source of Korea’s electricity supply, accounting for 25.9% of electricity generated in Korea in 2019. Due to significantly lower unit fuel costs compared to those for thermal power plants, our nuclear power plants are generally operated at full capacity with only routine shutdowns for fuel replacement and maintenance, with limited exceptions.

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

In addition, heightened concerns regarding the safety of operating nuclear generation units could impede with our ability to operating them for an extended period of time or at all. For example, the nuclear power plant at Wolsong #1 unit began operations in 1982 and ended its operations in 2012 pursuant to its 30-year operating license. In February 2015, the Nuclear Safety and Security Commission (“NSSC”) evaluated the safety of operating Wolsong #1 unit and approved its extended operation until November 2022. However, a civic group filed a lawsuit to annul such decision, and in February 2017, the Seoul Administrative Court ruled against the NSSC. The NSSC appealed this decision, and the civic group filed an injunction to suspend the operation of the Wolsong #1 unit. The civic group’s injunction was denied in July 2017. KHNP, which operated the unit pursuant to the NSSC’s initial decision, has joined this lawsuit. On June 15, 2018, the board of directors of KHNP decided to (i) retire Wolsong #1 unit earlier than planned due to its economic inefficiency and (ii) discontinue the construction of Chunji #1 and #2 as well as Daejin #1 and #2 units. On December 24, 2019, the NSSC approved the permanent shutdown of Wolsong #1, and the Board of Audit and Inspection of Korea is currently carrying out an investigation into whether the board of directors of KHNP has made a reasonable assessment in making the decision to shut down Wolsong #1. As of December 31, 2019, impairment loss in connection with the property, plant and equipment of Wolsong #1 unit accrued to Won 572,216 million and reversal of impairment loss was Won 16,693 million. As of December 31, 2019, impairment loss in connection with the property, plant and equipment of Chunji #1 and #2 as well as Daejin #1 and #2 units amounted to Won 38,886 million. Although the board of directors did not make any decisions regarding Shin-Hanul #3 and #4 units, which are new nuclear plants under construction, we cannot assure you that the construction of these units will not be discontinued. As of December 31, 2019, impairment loss in connection with the property, plant and equipment of Shin-Hanul #3 and #4 units accrued to Won 134,736 million. The Government currently has preliminary plans to refund us for reasonable expenditures incurred in relation to the phase-out of nuclear power plants in accordance with the Government’s energy transition policy.

There are ten other nuclear generation units whose life under their initial operating license will expire in the next ten years, or by 2030, and we may find it more difficult to have the life of other nuclear units extended as well. The failure to extend the life of these units would result in a loss of revenues from such units and the increase in our overall fuel costs (as nuclear fuel is the cheapest compared to coal, LNG or oil), which could adversely affect our results of operation and financial condition. Furthermore, in September 2016, Greenpeace and 559 Korean nationals brought a lawsuit against the NSSC to revoke the permit the NSSC granted to KHNP in relation to the construction of Shin-Kori #5 and #6 nuclear generation units. The lower court ruled on this case in February 2019, both parties appealed, and the case is currently pending in the Seoul High Court. Additionally, in May 2019, a group of 729 Korean nationals brought a lawsuit against the NSSC, challenging its decision to suspend the operation of Shin-Kori #4. In July 2019, we have applied to participate in the lawsuit as a stakeholder. The case is currently pending in the Seoul High Court. We cannot assure you that there will not be new challenges to prohibit the construction of these new nuclear units in the future, whereby we may experience a loss of revenues and an increase in fuel costs (as nuclear fuel is the cheapest compared to coal, LNG or oil) as a result of such prohibition, which could adversely affect our results of operation and financial condition.

In order to prevent damages to the nuclear facilities such as a result of the tsunami and earthquake in March 2011 in Japan, KHNP prepared a comprehensive safety improvement plan including, but are not limited to, installing additional automatic shut-down systems for earthquakes, extending coastal barriers for seismic waves, procuring mobile power generators and storage batteries, installing passive hydrogen removers at nuclear facilities and improving the radiology emergency medical system. All follow-up measures will be finalized in December 2024 due to changes in the plan. KHNP also developed 10 additional supplementary safety measures by analysis of overseas plants and its current operations and implemented eight of such measures in 2017, with the two remaining measures to be implemented by 2022. However, there is no assurance that a similar or worse natural disaster may require the adoption and implementation of additional safety measures, which may be costly and have a material adverse impact on our financial condition and results of operations.

Subsequently, the Government unveiled its roadmap to shift in energy sources in October 2017 and announced the Eighth Basic Plan to implement such roadmap in December 2017. The Eighth Basic Plan focuses on, among other things, (i) decreasing the reliance on nuclear and coal-based supply sources, (ii) increasing utilization of renewable energy sources and (iii) balancing the existing cost-based pool system of purchase of electricity with an environmentally-focused pool system. Accordingly, six new nuclear generation units in a planning stage (Shin-Hanul #3 and #4, Chunji #1 and #2 and Daejin #1 and #2) would not be constructed, while new nuclear plants under construction, including Shin-Kori #5, #6, Shin-Hanul #1 and #2, shall begin operation by 2024 upon completion of the construction. Future extensions of life of decrepit nuclear generation units would not be granted and the proportion of renewable energy sources would be increased. We cannot assure you that these policies will not have an adverse impact on our or our generation subsidiaries’ financial condition and results of operations.

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

In the course of our operations, we must manage a number of risks, such as regulatory risks, market risks and operational risks. Although we devote significant resources to developing and improving our risk management policies and procedures and expect to continue to do so in the future, our risk management practices may not be fully effective at all times in eliminating or mitigating risk exposures in all market environments or against all types of risk, including risks that are unidentified or unanticipated, such as natural disasters or employee misconduct. For example, in May 2013, the NSSC discovered that certain parts used in several of our then-operating nuclear generation units had been supplied based on falsified certificates. This discovery led to full internal investigation and investigation by the Prosecutor’s Office, which in turn led to prosecutions and convictions of several current and former employees of KHNP on related and separate bribery charges, as well as termination of the then-president of KHNP as part of a broad disciplinary action. The incident also led to suspended operation of the related nuclear generation units for several months pending safety inspection. A similar incident involving falsified certificates and bribery occurred also in November 2012. We and KHNP have fully cooperated with the authorities in terms of investigations as well as remedial and preventive measures, including enhanced internal compliance policies and procedures. In November 2019, prosecutors indicted six of KHNP’s employees for, among others, failing to immediately shut down Hanbit #1 reactor when its thermal output exceeded the threshold specified by the nuclear safety technical operations manual and filing false reports to the NSSC. KHNP is also indicted for secondary liability from its employees’ alleged wrongdoings. The case stemmed from the NSSC’s investigations into the manual shutdown of Hanbit #1 reactor during a diagnostic test in May 2019. The case is currently pending, and we cannot assure you that the outcomes of the ongoing case will not have any material adverse effect on us, our reputation and our operating results. To prevent similar incidents from occurring again, KHNP is working to improve its risk monitoring and management system. For additional information, see Item 4.B. “Business Overview—Nuclear Safety.”

In April 2019, a forest fire broke out in Goseong in Gangwon Province, about 210 kilometers from Seoul, causing damages to nearby towns, covering approximately 700 hectares. The National Forensic Service has investigated the cause of the fire and has determined that the fire seems to have started by an electrical arc from our utility pole’s wire, which broke as a result of a strong wind. Based on this finding, the Police Department of Goseong conducted follow-up investigations and issued a recommendation to prosecute seven employees of KEPCO in connection with the fire. The prosecutors have taken over the case, and the investigations are still ongoing, the results of which may have a material adverse effect on us, our reputation and our operating results. In December 2019, we have agreed to pay 60% of the losses caused by the fire as determined by the Korea Claim Adjuster Association, a government organization, based on the fire victims’ official claims and verification thereof. However, the amount we need to pay may increase depending on the results of the ongoing investigations or any litigations relating to the fire. In addition, we are compensating the fire victims by providing a number of services, such as free supply of electricity, and implementing measures to prevent future fires that may result from an electrical arc, including a special maintenance program during the dry season between March and May. Despite our efforts, however, similar incidents such as the above may occur again, and we cannot assure you that such incidents will not have any material adverse effect on us, our reputation and our operating results.

Further, our operational activities like the generation of electricity involve inherent operating risks that may result in accidents involving serious injury or loss of life, environmental damage or property damage. In December 2018, an employee of KOWEPO’s subcontractor died in an accident at a Taean thermal power unit, leading to a public scrutiny and review by the Ministry of Employment and Labor. As a result, KOWEPO was required to halt the operations of three Taean thermal power units (Taean #9 and #10 units as well as Taean Integrated Gasification Combined Cycle (IGCC)) between December 2018 and May 2019. In response to the accident, during the first half of 2019, we have mitigated 1,440 on-site risk factors by cooperating with the Government to conduct safety assessments.

We believe we and our subsidiaries are in compliance in all material respects with internal compliance policies and procedures and all other additional safety measures initiated internally or required by regulatory and governmental agencies. However, we cannot assure you that, despite all precautionary and preventative measures undertaken by us, these measures will prove to be fully effective at all times against all the risks we face or that an incident that could cause harm to our reputation and operation will not happen in the future, including due to factors beyond our control.

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

Under applicable laws, the Government is required to directly or indirectly own at least 51% of our issued capital stock. As of December 31, 2019, the last day on which our shareholders’ registry was closed, the Government, directly and through Korea Development Bank (a statutory banking institution wholly owned by the Government), owned 51.1% of our issued capital stock. Accordingly, without changes in the existing Korean law, it may be difficult or impossible for us to undertake, without the participation of the Government, any equity financing in the future.

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

As a result of such ruling by the Supreme Court of Korea, we and our subsidiaries became subject to a number of lawsuits filed by various industry-wide and company-specific labor unions based on claims that ordinary wage had been paid without including certain items that should have been included as ordinary wage. In July 2016, the court ruled against us, and in accordance with the court’s ruling, in August 2016 we paid Won 55.1 billion to the employees for three years of back pay plus interest. As of December 31, 2019, 25 lawsuits were pending against our subsidiaries for an aggregate claim amount of Won 61 billion, for which our subsidiaries set aside an aggregate amount of Won 29 billion to cover any potential future payments of additional ordinary wage in relation to the related lawsuits. We cannot presently assure you that the court will not rule against our subsidiaries in these lawsuits, or that the foregoing reserve amount will be sufficient to cover the amounts payable under the court rulings.

Additionally, since the issue of determining which labor costs should be additionally included as part of ordinary wages has not been fully resolved by the courts reviewing the lawsuits to which our subsidiaries are a party and other ordinary wage lawsuits filed against other companies, we cannot presently assure you that there will not be additional lawsuits in relation to ordinary wages and that we or our subsidiaries may not become liable for greater amount of damages as a result of these lawsuits. Furthermore, court decisions or labor legislations expanding the definition of ordinary wages may prospectively increase the labor costs of us and our subsidiaries. As a result, there can be no assurance that the above-described lawsuits and circumstances will not have a material adverse effect on our results of operations. See Item 8.A. Consolidated Statements and Other Financial Information – Legal Proceedings.

We are subject to cyber security risk.

Recently, our activities have been subject to an increasing risk of cyber-attacks and information leakages, the nature of which is continually evolving. For example, in December 2014, KHNP became subject to a cyber terror incident. Hackers hacked into the computer network of former KHNP employees and threatened to shut down certain of KHNP’s nuclear plants. The hacking incident did not jeopardize our nuclear operation in any material respect and none of the stolen information was material to our nuclear operation or the national nuclear policy. In response to such incident, we and our subsidiaries have further bolstered anti-hacking and other preventive and remedial measures in relation to potential cyber terror. We are also continuing to strengthen our security management system by maintaining the international standard security standard, ISO2700, and the Korean standard, Personal Information Management System certification. In September 2019, the cyber security organization, physical protection, and technical information management organization were reorganized into an integrated security management organization for maximal effectiveness. Further, KHNP has established an organization dedicated to nuclear control security in accordance with the Government’s strengthened information security regulation. However, there is no assurance that a similar or more serious hacking or other forms of cyber terror will not happen with respect to us and our generation subsidiaries, which could have a material adverse impact on our business, financial condition and results of operations.

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

Certain institutional investors, including state and municipal governments in the United States and universities, as well as financial institutions, have proposed or adopted initiatives regarding investments in companies that do business with countries that are the target of OFAC sanctions, including Iran. Accordingly, as a result of our historical activities related to Iran, certain investors may not wish to invest in our shares or ADSs or do business with us. In September 2016, the New Jersey Department of the Treasury’s Division of Investment notified of its preliminary determination of divestment pursuant to the New Jersey divestment laws. Such preliminary determination was reversed in February 2017 after we explained such determination was based on incorrect information about our business in Iran. As of October 2019, we were listed on the Texas Comptroller of Public Accounts’ list of Scrutinized Companies with ties to Iran. As of February 2020, we were listed on the Iowa Public Employees’ Retirement System’s (IPERS) Iran Prohibited Companies List. Such divestment initiatives and the decision not to invest in, or to divest from our shares or ADSs may have a material negative impact our reputation and the value of our shares or ADSs.

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

In 2019, we purchased 15.3% of our bituminous coal requirements from Russia. Additionally, we also purchase uranium and uranium separation services from a Russian supplier. In 2019, the total value of all goods and services purchased from Russia was approximately US$ 1.2 billion.

The extent to which the recent coronavirus (COVID-19) outbreak impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

The rapid and diffuse spread of the recent coronavirus (COVID-19) and global health concerns relating to this outbreak have had severe negative impact on, among other things, financial markets, liquidity, economic conditions and trade and could continue to do so or could worsen for an unknown period of time, which could in turn have a material adverse impact on our business, results of operations and financial condition. A number of governments and organizations have revised GDP growth forecasts for 2020 downward in response to the economic slowdown caused by the spread of COVID-19, and it is possible that the COVID-19 outbreak will cause a prolonged global economic crisis or recession. The extent to which the COVID-19 outbreak impacts our business, results of operations and financial condition will depend on future developments, including the timeliness and effectiveness of actions taken or not taken to contain and mitigate the effects of COVID-19 both in Korea and internationally by governments, central banks, healthcare providers, health system participants, other businesses and individuals, which are highly uncertain and cannot be predicted. In particular, the continued spread of the coronavirus could adversely impact our business by (i) disrupting our employees’ and contractors’ ability to provide ongoing services to us, (ii) reducing customer demand for electricity, (iii) reducing the supply of electricity, or (iv) prompting the Government to enact emergency measures such as electricity tariff adjustments to ease the burden on the economically disadvantaged customers, each of which could have an adverse impact on our financial condition, results of operations, and cash flows. For example, as part of the broader measures to alleviate the economic burden due to the COVID-19, the Government has recently decided to defer by three months the electricity tariff payments for the months of April to June. This relief is available to small businesses and economically disadvantaged customers already receiving rate discounts from us. Additionally, the Government plans to support the small businesses in Daegu and certain parts of the Gyeongbook region (designated as the special disaster zone impacted by the COVID-19) by deducting 50% of the electricity payments due for the months of April to September. The Government has prepared a supplementary budget for this measure, but there is no guarantee that the amount reserved for this measure will be used to its fullest according to such budget. Each of and any combination of these factors could have an adverse impact on our financial conditions, results of operations and cash flows.

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

More specifically, factors that could have an adverse impact on Korea’s economy in the future include, among others:

•

increases in inflation levels, volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (particularly against the U.S. dollar), interest rates, stock market prices and inflows and outflows of foreign capital, either directly, into the stock markets, through derivatives or otherwise, including as a result of increased uncertainty in the wake of the United Kingdom’s formal exit from the European Union on January 31, 2020, commonly known as “Brexit”;

•	difficulties in the financial sectors in Europe, China and elsewhere and increased sovereign default risks in certain countries and the resulting adverse effects on the global financial markets;

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

•

any other development that has a material adverse effect in the global economy, such as an act of war, the spread of terrorism or a breakout of an epidemic such as SARS, avian flu, swine flu, Middle East Respiratory Syndrome, Ebola or Zika virus, novel coronavirus (COVID-19), or natural disasters, earthquakes and tsunamis and the related disruptions in the relevant economies with global repercussions;

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

North Korea’s economy also faces severe challenges, including severe inflation and food shortages, which may further aggravate social and political tensions within North Korea. In addition, reunification of Korea and North Korea could occur in the future, which would entail significant economic commitment and expenditure by Korea that may outweigh any resulting economic benefits of reunification. On April 27, 2018, May 26, 2018 and September 18, 2018, President Moon Jae-in met Kim Jong-un in a summit to discuss, among other matters, denuclearization of the Korean Peninsula. On June 12, 2018, President Donald Trump and Kim Jong-un in turn had an official summit in Singapore and on February 27, 2019, the parties held the second official summit in Hanoi, Vietnam. However, in March 2019, announcement was made that no agreement was reached in the second bilateral summit meeting between the United States and North Korea. On June 30 2019, for the first time, President Moon Jae-in, President Donald Trump and Kim Jong-un met in Panmunjom, a symbolic place of division in Korea, and the parties agreed to resume the United States and North Korea working-level negotiations, and on October 4, 2019, such working-level negotiations took place in Stockholm, Sweden. However, the negotiations did not result in any definitive agreement or any follow-up plans.

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

Risks Relating to Our American Depositary Shares (ADSs)

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

The ceiling on aggregate investment by foreign investors applicable to us may be exceeded in certain limited circumstances, including as a result of acquisition of:

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

A foreign investor who has acquired our shares in excess of any ceiling described above may not exercise his voting rights with respect to our shares exceeding such limit and the Financial Services Commission may take necessary corrective action against him.

Holders of our ADSs will not have preemptive rights in certain circumstances.

The Korean Commercial Act and our Articles of Incorporation require us, with some exceptions, to offer shareholders the right to subscribe for new shares in proportion to their existing ownership percentage whenever new shares are issued. If we offer any rights to subscribe for additional shares of our common stock or any rights of any other nature, the depositary bank, after consultation with us, may make the rights available to you or use reasonable efforts to dispose of the rights on your behalf and make the net proceeds available to you. The depositary bank, however, is not required to make available to you any rights to purchase any additional shares unless it deems that doing so is lawful and feasible and:

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

The Korean electric utility industry traces its origin to the establishment of the first electric utility company in Korea in 1898. On July 1, 1961, the industry was reorganized by the merger of Korea Electric Power Company, Seoul Electric Company and South Korea Electric Company, which resulted in the formation of Korea Electric Company. From 1976 to 1981, the Government acquired the private minority shareholdings in Korea Electric Company. After the Government acquired all the remaining shares of Korea Electric Company, Korea Electric Company was dissolved, and we were incorporated in 1981 and assumed the assets and liabilities of Korea Electric Company. We ceased to be wholly owned by the Government in 1989 when the Government sold 21% of our common stock. As of December 31, 2019, the last day on which our shareholders registry was closed, the Government maintained 51.1% ownership in aggregate of our common shares by direct holdings by the Government and indirect holdings through Korea Development Bank, a statutory banking institution wholly owned by the Government.

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

Item 4.B. Business Overview

Introduction

We are an integrated electric utility company engaged in the transmission and distribution of substantially all of the electricity in Korea. Through our six wholly-owned generation subsidiaries, we also generate the substantial majority of electricity produced in Korea. As of December 31, 2019, we and our generation subsidiaries owned approximately 66.8% of the total electricity generation capacity in Korea (excluding plants generating electricity primarily for private or emergency use). In 2019, we sold to our customers 520,499 gigawatt-hours of electricity. We purchase electricity principally from our generation subsidiaries and, to a lesser extent, from independent power producers. Of the 529,075 gigawatt-hours of electricity we purchased in 2019, 27.0% was generated by KHNP, our wholly-owned nuclear and hydroelectric power generation subsidiary, 46.2% was generated by our wholly-owned five non-nuclear generation subsidiaries and 26.8% was generated by independent power producers that trade electricity to us through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us). Our five non-nuclear generation subsidiaries are KOSEP, KOMIPO, KOWEPO, KOSPO and EWP, each of which is wholly owned by us and is incorporated in Korea. We derive substantially all of our revenues and profit from Korea, and substantially all of our assets are located in Korea.

In 2019, we had sales of Won 58,568 billion and net loss of Won 2,264 billion, compared to sales of Won 60,033 billion and net loss of Won 1,175 billion in 2018.

Our revenues are closely tied to demand for electricity in Korea. Demand for electricity in Korea increased at a compounded average growth rate of 1.8% per annum from 2015 to 2019, compared to the real gross domestic product, or GDP, which increased at a compounded average growth rate of 2.7% during the same period, according to the Bank of Korea. During 2019, the GDP growth rate was 2.0%, while the demand for electricity in Korea during the same year decreased by 1.1%.

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

•

Expand clean energy and stabilize electricity supply and demand. We plan to contribute to the Government’s Nationally Determined Contributions (NDCs) by reducing greenhouse gas emissions from our generation subsidiaries and leading large-scale projects to promote the use of renewable energy. In addition, we will focus on ensuring smooth and stable connection for the renewable energy as part of our energy networks. We will also seek to enhance the efficiency of our electricity networks through the use of advanced technology.

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

Purchase of Electricity

Cost-based Pool System

Since April 2001, the purchase and sale of electricity in Korea is required to be made through the Korea Power Exchange, which is a statutory not-for-profit organization established under the Electric Utility Act with responsibilities for setting the price of electricity, handling the trading and collecting relevant data for the electricity market in Korea. The suppliers of electricity in Korea consist of our six generation subsidiaries, which were split-off from us in April 2001, and independent power producers, which numbered 20 (excluding renewable energy producers) as of December 31, 2019. We distribute electricity purchased through the Korea Power Exchange to end users.

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

Pricing Factors

The price of electricity in the Korean electricity market is determined principally based on the cost of generating electricity using a system known as the “cost-based pool” system. Under the cost-based pool system, the price of electricity has two principal components, namely the marginal price (representing the variable cost of generating electricity) and the capacity price (representing the fixed cost of generating electricity).

Under the merit order system, the electricity purchase allocation, the system marginal price (as described below) and the final allocation adjustment are automatically determined based on an objective formula. The variable cost (including the adjusted coefficient as described below) and the capacity price are determined in advance of trading by the Cost Evaluation Committee, which is comprised of representatives from the Ministry of Trade, Industry and Energy, the Korea Power Exchange, us, generation companies, scholars and researchers (the “Cost Evaluation Committee”). Accordingly, a supplier of electricity cannot exercise control over the merit order system or its operations to such supplier’s strategic advantage.

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

Previously, it was contemplated that the vesting contract system, as described below, would gradually replace the application of the adjusted coefficient. However, since the implementation of the vesting contract system has been suspended indefinitely, it is unlikely to impact the application of the adjusted coefficient in the foreseeable future.

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

The reference capacity price refers to the Won amount per kilowatt-hour payable annually for annualized available capacity indicated in the bids submitted the day before trading (provided that such capacity is actually available on the relevant day of trading), and is determined based on the construction costs and maintenance costs of a standard generation unit and related transmission access facilities, and a base rate for loading electricity. Prior to October 2016, the same reference capacity price applied uniformly to all generation units. Since October 2016, the reference capacity price applies differentially to each generation unit depending on the start year of its commercial operation. Accordingly, the reference capacity price currently ranges from Won 9.46 to 10.68 per kilowatt hour.

The reserve capacity factor relates to the requirement to maintain a standard capacity reserve margin in the range of 13% in order to prevent excessive capacity build-up as well as induce optimal capacity investment at the regional level. The capacity reserve margin is the ratio of peak demand to the total available capacity. Under this system, generation units in a region where available capacity is insufficient to meet demand for electricity as evidenced by failing to meet the standard capacity reserve margin receive increased capacity price. Conversely, generation units in a region where available capacity exceeds demand for electricity as evidenced by exceeding the standard capacity reserve margin receive reduced capacity price. Since October 2016, the reserve capacity factor also factors in the transmission loss per generation unit in order to favor transmission of electricity from a nearby generation unit.

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

The fuel switching factor, which was introduced in October 2016 to promote environmental sensitivities to climate change, seeks to encourage reduced greenhouse gas emission by penalizing generation units (mostly coal-fired units) for excessive greenhouse gas emission.

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

Power Trading Results

The results of power trading, as effected through the Korea Power Exchange, for our generation subsidiaries and independent power producers in 2019 are as follows:

	Items	Volume (Gigawatt hours)	Percentage of Total Volume (%)	Sales to KEPCO(2) (in billions of Won)	Percentage of Total Sales (%)	Unit Price (Won/kWh)
Generation Companies	KHNP	142,949	27.0	8,608	18.1	60.22
	KOSEP	60,361	11.4	5,354	11.2	88.70
	KOMIPO	43,342	8.2	4,435	9.3	102.33
	KOWEPO	44,178	8.3	4,354	9.1	98.56
	KOSPO	48,933	9.2	4,987	10.5	101.91
	EWP	48,144	9.1	4,658	9.8	96.75
	Others(1)	141,168	26.8	15,290	32.1	108.31

	Total	529,075	100.0	47,686	100.0	90.13

Energy Sources	Nuclear	138,607	26.2	8,094	17.0	58.39
	Bituminous coal	215,012	40.6	18,808	39.4	87.47
	Anthracite coal	2,331	0.4	240	0.5	102.85
	Oil	5,105	1.0	1,149	2.4	225.12
	LNG/Combined-cycle	138,655	26.2	16,519	34.6	119.13
	Renewables	23,220	4.4	2,176	4.6	93.72
	Hydro	2,193	0.4	236	0.5	107.83
	Pumped storage	3,444	0.7	419	0.9	121.62
	Others	508	0.1	45	0.1	88.79

	Total	529,075	100.0	47,686	100.0	90.13

Load	Base load	355,950	67.3	27,141	56.9	76.25
	Non-base load	173,125	32.7	20,545	43.1	118.67

	Total	529,075	100.0	47,686	100.0	90.13

Notes:

(1)

Others represent independent power producers that trade electricity through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us).

(2)	Based on the payment made by us through Korea Power Exchange

Power Purchased from Independent Power Producers Under Power Purchase Agreements

In 2019, we purchased an aggregate of 17,446 gigawatt hours of electricity generated by independent power producers under existing power purchase agreements. These independent power producers had an aggregate generation capacity of 9,274 megawatts as of December 31, 2019.

Power Generation

As of December 31, 2019, we and our generation subsidiaries had a total of 671 generation units, including nuclear, thermal, hydroelectric and internal combustion units, representing total installed generation capacity of 83,672 megawatts. Our thermal units produce electricity using steam turbine generators fired by coal and oil. Our internal combustion units use oil or diesel-fired gas turbines and our combined-cycle units are primarily LNG-fired. We also purchase power from several generation plants not owned by our generation subsidiaries.

The table below sets forth as of and for the year ended December 31, 2019 the number of units, installed capacity and the average capacity factor for each type of generating facilities owned by our generation subsidiaries.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	24	23,250	70.6
Thermal:
Coal	59	34,311	70.5
Oil	7	2,600	8.1
Total thermal	66	36,911	66.1

Internal combustion	217	341	19.4
Combined-cycle(3)	114	16,485	27.0
Integrated gasification combined cycle(4)	1	346	34.0
Hydro	57	5,352	11.0
Wind	14	139	20.2
Solar	152	170	12.7
Fuel cell	19	165	55.5
Bio	6	505	65.4
Others(5)	1	10	34.1

Total	671	83,672	55.8

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
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

	2015	2016	2017	2018	2019	% of 2019 Gross Generation(1)
	(in gigawatt hours, except percentages)
Electricity generated by us and our generation subsidiaries:
Nuclear	164,762	161,995	148,426	133,505	145,910	25.9
Coal	207,533	207,912	227,186	222,818	211,785	37.6
Oil	8,822	13,055	5,242	5,845	1,842	0.3
LNG	222	369	220	—	—	—
Internal combustion	633	573	496	528	579	0.1
Combined-cycle	45,923	46,477	36,957	46,780	39,049	6.9
Hydro	4,424	4,835	5,263	5,187	4,477	0.8
Wind	181	186	209	195	192	0.03
Solar, fuel cells and others	420	908	2,485	3,469	5,236	0.9

Total generation by us and our generation subsidiaries	432,920	436,310	426,484	418,327	409,070	72.7

Electricity generated by IPPs:
Thermal	72,316	83,789	103,745	125,830	133,523	23.7
Hydro and other renewable	17,106	20,342	23,238	26,490	20,343	3.6

Total generation by IPPs	89,422	104,131	126,983	152,320	153,866	27.3

Gross generation	522,343	540,441	553,467	570,647	562,936	100
Auxiliary use(2)	21,293	21,605	22,279	22,309	21,587	3.8
Pumped-storage(3)	4,824	4,716	5,477	5,106	4,588	0.8

Total net generation(4)	496,226	514,120	525,711	543,232	536,761	95.4

Transmission and distribution losses(5)	18,063	18,475	18,790	19,359	19,000	3.54

IPPs = Independent power producers

Notes:

(1)	Unless otherwise indicated, percentages are based on gross generation.
(2)	Auxiliary use represents electricity consumed by generation units in the course of generation.
(3)	Pumped storage represents electricity consumed during low demand periods in order to store water which is utilized to generate hydroelectric power during peak demand periods.
(4)	Total net generation represents gross generation minus auxiliary and pumped-storage use.

(5)	Transmission and distribution losses represents total transmission and distribution losses divided by total net generation.

The table below sets forth our total capacity at the end of, and peak and average loads during, the indicated periods.

	2015	2016	2017	2018	2019
	(Megawatts)
Total capacity	94,102	100,180	116,657	117,205	125,338
Peak load	78,790	85,183	85,133	92,478	90,314
Average load	60,284	61,694	63,188	65,142	64,262

Korea Hydro & Nuclear Power Co., Ltd

We commenced nuclear power generation activities in 1978 when our first nuclear generation unit, Kori #1, began commercial operation. On April 2, 2001, all of our nuclear and hydroelectric power generation assets and liabilities were transferred to KHNP.

KHNP owns and operates 24 nuclear generation units at four power plant complexes in Korea, located in Kori, Wolsong, Yonggwang (Hanbit) and Ulchin (Hanul), 52 hydroelectric generation units including 16 pumped storage hydro generation units as well as ten solar generation units and one wind generation unit as of December 31, 2019.

The table below sets forth the number of units and installed capacity as of December 31, 2019 and the average capacity factor by types of generation units in 2019.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	24	23,250	70.6
Hydroelectric	52	5,307	9.32
Solar	15	26	13.2
Wind	1	1	6.1

Total	92	28,584

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)

Average capacity factor represents the total number of kilowatt hours of electricity generated in the indicated period divided by the total number of kilowatt hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.

KHNP commenced commercial operation of Shin-Kori #3, with a 1,400 megawatt capacity, in December 2016, and Shin-Kori #4 began commercial operations on August 2019. KHNP is currently building four additional nuclear generation units, two at the Shin-Kori and two at Shin-Hanul sites, each with a 1,400 megawatt capacity. KHNP expects to complete these units between 2020 and 2024. In June 2018, the board of directors of KHNP decided to retire Wolsong #1 unit earlier than planned due to the unit’s economic inefficiency. The initial phase of the decommissioning of Kori #1, which primarily involves safety inspections and the removal of spent fuels, has begun after its permanent shutdown in June 2017.

Nuclear

The table below sets forth certain information with respect to the nuclear generation units of KHNP as of December 31, 2019.

Unit(5)	Reactor Type (1)	Reactor Design(2)	Turbine and Generation(3)	Commencement of Operations	Installed Capacity	Average Capacity Factor(4) (%)
					(Megawatts)
Kori-2	PWR	W	GEC	1983	650	100.0
Kori-3	PWR	W	GEC, Hitachi	1985	950	68.0
Kori-4	PWR	W	GEC, Hitachi	1986	950	51.1
Shin-Kori-1	PWR	D, KEPCO E&C, W	D, GE	2011	1,000	74.9
Shin-Kori-2	PWR	D, KEPCO E&C, W	D, GE	2012	1,000	79.4
Shin-Kori-3	PWR	D, KEPCO E&C, W	D, GE	2016	1,400	88.4
Shin-Kori-4	PWR	D, KEPCO E&C, W	D, GE	2019	1,400	102.7
Wolsong-2	PHWR	AECL, H, K	H, GE	1997	700	91.6
Wolsong-3	PHWR	AECL, H	H, GE	1998	700	59.6
Wolsong-4	PHWR	AECL, H	H, GE	1999	700	83.4
Shin-Wolsong-1	PWR	D, KEPCO E&C, W	D, GE	2012	1,000	85.0
Shin-Wolsong-2	PWR	D, KEPCO E&C, W	D, GE	2015	1,000	75.2
Hanbit-1	PWR	W	W, D	1986	950	16.6
Hanbit-2	PWR	W	W, D	1987	950	86.7
Hanbit-3	PWR	H, CE, K	H, GE	1995	1,000	0.0
Hanbit-4	PWR	H, CE, K	H, GE	1996	1,000	0.0
Hanbit-5	PWR	D, CE, W, KEPCO E&C	D, GE	2002	1,000	99.5
Hanbit-6	PWR	D, CE, W, KEPCO E&C	D, GE	2002	1,000	73.5
Hanul-1	PWR	F	A	1988	950	83.7
Hanul-2	PWR	F	A	1989	950	78.3
Hanul-3	PWR	H, CE, K	H, GE	1998	1,000	76.0
Hanul-4	PWR	H, CE, K	H, GE	1999	1,000	95.5
Hanul-5	PWR	D, KEPCO E&C, W	D, GE	2004	1,000	74.3
Hanul-6	PWR	D, KEPCO E&C, W	D, GE	2005	1,000	77.4

Total nuclear					23,250	70.6

Notes:

(1)	“PWR” means pressurized light water reactor; “PHWR” means pressurized heavy water reactor.
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

(4)	The average fuel cost per kilowatt in 2019 for the entire generation units was Won 7.89 per kilowatt.
(5)	Kori-1 was permanently shut down on June 18, 2017. Shin-Kori-4 commenced operations on August 29, 2019. On December 24, 2019, the NSSC approved the permanent shutdown of Wolsong #1.

Under extended-cycle operations, nuclear units can be run continuously for periods longer than the conventional 12-month period between scheduled shutdowns for refueling and maintenance. Since 1987, we have adopted the mode of extended-cycle operations for all of our pressurized light water reactor units and plan to use it for our newly constructed units. The duration of shutdown for fuel replacement, maintenance and the evaluation period for approval to start after maintenance was 2,434.7 days in the aggregate in 2019. In addition, KHNP’s nuclear units experienced an average of 0.08 unplanned shutdowns per unit in 2019. In the ordinary course of operations, KHNP’s nuclear units routinely experience damage and wear and tear, which are repaired during routine shutdown periods or during unplanned temporary suspensions of operations. No significant damage has occurred in any of KHNP’s nuclear reactors, and no significant nuclear exposure or release incidents have occurred at any of KHNP’s nuclear facilities since the first nuclear plant commenced operation in 1978.

Hydroelectric

The table below sets forth certain information relating to KHNP’s pumped-storage and hydroelectric business units, including the installed capacity as of December 31, 2019 and the average capacity factor in 2019.

Location of Unit	Number of Units	Classification	Year Built	Installed Capacity	Average Capacity Factor
				(Megawatts)	(%)
Hwacheon	4	Dam waterway	1944	108.0	12.53
Chuncheon	2	Dam	1965	62.3	13.48
Euiam	2	Dam	1967	48.0	23.12
Cheongpyung	4	Dam	1943	140.1	15.88
Paldang	4	Dam	1973	120.0	26.85
Chilbo (Seomjingang)	3	Basin deviation	1945	35.4	24.44
Boseonggang	2	Basin deviation	1937	4.5	37.58
Kwoesan	2	Dam	1957	2.8	27.14
Anheung(GangLim)	3	Dam waterway	1978	0.4	15.03
Kangreung	2	Basin deviation	1991	82.0	0
Topyeong	1	Dam	2011	0.04	7.58
Muju	1	Dam	2003	0.4	14.65
Sancheong	2	Dam	2001	1.0	29.46
Yangyang	2	Dam	2005	1.4	38.91
Yecheon	1	Dam	2011	0.9	8.88
Yecheon (Mini)	1	Dam	2018	0.025	91.04
Cheongpeoung	2	Pumped Storage	1980	400.0	8.16
Samrangjin	2	Pumped Storage	1985	600.0	0
Muju	2	Pumped Storage	1995	600.0	9.84
Sancheong	2	Pumped Storage	2001	700.0	9.45
Yangyang	4	Pumped Storage	2006	1,000.0	9.58
Cheongsong	2	Pumped Storage	2006	600.0	10.76
Yecheon	2	Pumped Storage	2011	800.0	9.55

Total	52			5,307.3	9.32

Solar/Wind

The table below sets forth certain information, including the installed capacity as of December 31, 2019 and the average capacity factor in 2019, of the solar and wind power units of KHNP.

Location of Unit	Classification	Year Built	Installed Capacity	Average Capacity Factor
			(Megawatts)	(Percent)
Yonggwang	Solar	2008	13.95	15.8
Yecheon	Solar	2012	2.01	15.4
Kori	Wind	2008	0.75	3.6
Kori	Solar	2017	5.15	16.9
Gapyeong	Solar	2017	0.07	15.2
Hydro Technical Training Center	Solar	2017	0.09	12.9
Cheongpyung	Solar	2018	0.09	14.4
Cheongsong	Solar	2018	0.05	12.5
Kwoesan	Solar	2018	0.25	15.7
Boseonggang	Solar	2018	1.99	14.6
Samrangjin	Solar	2019	2.77	15.4

Total			27.17

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

Korea South-East Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2019 and the average capacity factor and average fuel cost per kilowatt in 2019 based upon the net amount of electricity generated, of KOSEP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Samcheonpo #1, 2, 3, 4, 5, 6	28.4	3,240	69.0	81.18
Yeongheung #1, 2, 3, 4, 5, 6	10.8	5,080	81.8	78.88
Yeosu # 2	6.0	669	75.0	115.30
Anthracite:
Yeongdong #1, 2	40.4	200	0.0	—
Combined cycle and internal Combustion:
Bundang gas turbine #1,2,3,4,5,6,7,8; steam turbine #1, 2	26.2	922	28.6	173.88
Hydro, Solar and other renewable energy	—	265	—	231.80

Total	21.3	10,376	70.4	90.70

Korea Midland Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2019 and the average capacity factor and average fuel cost per kilowatt in 2019 based upon the net amount of electricity generated, of KOMIPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Boryeong #1, 2, 3, 4, 5, 6, 7, 8	24.91	4,000	65.30	59.16
Shin Boryeong #1, 2	1.462	2,038	75.51	52.69
Anthracite:
Seocheon #1, 2(1)	—	—	—	—
Oil-fired:
Jeju #2, 3	19.46	150	60.97	170.19
LNG-fired:
Seoul #5(1)	—	—	—	—
Combined-cycle and internal combustion:
Boryeong gas turbine #1, 2, 3, 4, 5, 6 ; steam turbine #1, 2, 3,	20.82	1,350.00	6.26	128.19
Incheon gas turbine #1, 2, 3, 4,5,6 ; steam turbine #1, 2,3	10.88	1,462.45	24.10	116.81
Seoul gas turbine #1, 2 ; steam turbine #1, 2	0.38	738.35	38.41	95.67
Jeju gas turbine #1, 2 ; steam turbine #1, 2	1.51	208.09	40.17	234.19
Sejong gas turbine #1,2 ; steam turbine #1	6.17	530.44	51.19	112.34
Jeju Gas Turbine #3	25.58	55.00	1.55	634.05
Jeju Internal Combustion Engine#1,2	12.58	80.00	38.03	134.41
Wind:
Yangyang #1, 2	13.58	3.00	12.61	7.70
Sejong Maebongsan Wind	13.47	8.80	4.74	0.002
Jeju Sangmyung Wind	3.5	21.00	18.71	2.69
Combined heat and power:
Wonju#1	4.67	10.00	73.92	12.90
Hydroelectric:
Boryeong	10.86	7.50	23.67	0.25
Shin Boryeong	3.25	5.00	37.85	0.01
Photovoltaic (“PV”) power and fuel cell generation:
Boryeong (PV) site	3.19	3.11	13.14	3.11
Shin Boryeong (PV) site	3.58	2.90	14.79	0.01
Seocheon (PV) site	12.00	1.23	13.97	0.001
Jeju (PV) site	6.94	2.34	12.08	0.54
Seoul (PV) site	8.42	1.30	14.89	2.56
Sejong (PV) site	2.08	0.33	15.17	0.002
Yeosu (PV) site	7.83	2.22	15.48	0.001
Incheon (PV) site	2.18	1.58	14.75	0.001
Boryeong (fuel cell) site	11.33	0	4.67	718.49
Shin Boryeong (fuel cell) site	2.17	7.48	90.40	135.89

Total	14.90	10,690	51.37	71.15

Note:

(1)	Seocheon #1 and Seocheon #2 were shut down in July 2017 and Seoul #5 was shut down in April 2017.

Korea Western Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2019 and the average capacity factor and average fuel cost per kilowatt in 2019 based upon the net amount of electricity generated, of KOWEPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Taean #1, 2, 3, 4, 5, 6, 7, 8, 9, 10	13.7	6,100	65.8	57.06
Oil-fired:
Pyeongtaek #1, 2, 3, 4	38.1	1,400	4.9	147.74
Combined cycle:
Pyeongtaek #2	5.2	868.5	65.7	94.74
Gunsan	9.6	718.4	35.5	107.49
West Incheon	27.1	1,800	13.9	108.88
Hydroelectric:
Taean	12.3	2.2	17.2	—
Solar:
Taean	2.4	17.3	14.0	—
Pyeongtaek	2.5	3.9	14.2	—
West Incheon	2.5	1.2	14.3	—
Gunsan	4.2	1.0	13.2	—
Samryangjin	12.1	3.0	13.4	—
Sejong City	7.5	5.0	14.3	—
Gyeonggi-do	7.0	2.5	14.4	—
Yeongam	6.8	13.3	15.5	—
Fuel Cell:
West Incheon 1	4.8	16.2	53.6	—
West Incheon 2	0.9	18.0	69.5	—
Cheonan Cheongsu	0.0	5.3	30.3	—
Wind Power:				—
Hwasun	4.0	16	17.9	—
Integrated gasification combined cycle:				—
Taean	3.4	346.3	56.1	65.08

Total	17.5	11,338	46.8	67.73

Korea Southern Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2019 and the average capacity factor and average fuel cost per kilowatt in 2019 based upon the net amount of electricity generated, of KOSPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Hadong #1, 2, 3, 4, 5, 6, 7, 8	18.3	4,000	77.2	56.5
Samcheok #1	2.8	2,044	63.6	55.8
Oil-fired:
Nam Jeju #3, 4	13.0	200	59.7	164.4
Combined cycle:
Shin Incheon #1, 2, 3, 4	23.2	1,800	17.9	105.3
Busan #1, 2, 3, 4	16.2	1,800	38.1	101.5
Yeongwol #1	9.2	848	4.3	133.5
Hallim	23.5	105	33.8	195.0
Andong #1	5.8	362	59.2	95.6
Wind power:
Hankyung	13.2	21	19.0	1.38
Seongsan	10.2	20	25.8	1.06
Solar	3.5	22	14.5	0.11
Small Hydropower	2.4	3	55.1	—
Fuel Cell	1.2	59	82.8	127.7

Total	14.7	11,284	52.0	69.8

Korea East-West Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2019 and the average capacity factor and average fuel cost per kilowatt in 2019 based upon the net amount of electricity generated, of EWP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Dangjin #1, 2, 3, 4, 5, 6, 7, 8, 9, 10	12.0	6,040	67.1	83.65
Honam #1, 2	46.7	500	77.2	104.89
Anthracite:
Donghae #1, 2	20.8	400	74.0	115.97
Oil-fired:
Ulsan #4, 5, 6	39.4	1,200	11.9	253.94
Combined cycle:
Ulsan gas turbine #1, 2, 3, 4, 5, 6, 7, 8; steam turbine #1, 2, 3, 4	16.1	2,072	36.2	129.49
Ilsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2	25.8	900	16.0	208.99
Mini hydro, Photovoltaic, Fuel Cell, Wind-Power, Biomass:	—	81	49.2	290.73

Total	18.7	11,193	54.6	101.36

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

Power Plant	Capacity	Completed (Year)	Extension	Company
Taean #1 - 10	6,100 MW (500 MW×8, 1,050 MW×2)

EP(1) upgrade (#2, 2016)

EP upgrade (#1, 3, 2017)

EP upgrade (#2, 4, 2018)

SCR(2) upgrade (#2, 4, 7, 2016)

SCR upgrade (#1, 3, 8, 9, 10, 2017)

SCR upgrade (#5, 6, 10, 2018)

FGD(5) upgrade (#1, 3, 2017)

FGD upgrade (#2, 4, 2018)

			Anti-pollution	KOWEPO
Pyeongtaek #1- 4	1,400 MW (350 MW×4)	Steam turbine upgrade (#2, 3, 2014)	10-year performance-improvement	KOWEPO
Boryeong #1, 2	1,000 MW (500 MW×2)	FGD upgrade (#1, 2, 2014)	Performance-improvement	KOMIPO
Boryeong #3 - 6	2,000 MW (500 MW×8)	Retrofit (#3, 2019) Retrofit (#5, 6, 2021) Retrofit (#4, 2023) FGD, EP, SCR upgrade (#3, 2019) FGD, EP, SCR upgrade (#5, 6, 2021) FGD, EP, SCR upgrade (#4, 2023)	Lifetime extension & Performance-improvement Performance-improvement	KOMIPO
Boryeong #7, 8	1,000 MW (500 MW×2)	FGD,EP upgrade (#7, 2025) FGD,EP upgrade (#8, 2026)	Performance-improvement	KOMIPO
Seocheon #1, 2	400 MW (200 MW×2)	SCR(2) (2012)	Anti-pollution	KOMIPO
Yeosu #1, 2	668.6MW (#1:340, #2:328.6MW)	Boiler Type Change (CFBC(3):#1:2016, #2:2011)	30 years	KOSEP
Samcheonpo #1, 2	1,120 MW (560 MW ×2)	Boiler, EP, Draft System Upgrade (#1, 2: 2012)	10 years Refurbishing-modernization	KOSEP
Samcheonpo #5, 6	1,000 MW (500 MW ×2)	EP Upgrade (2016 ~ 2017), FGD, SCR, WESP installation (2019 ~ 2020)	Anti-pollution	KOSEP
Yeongdong #1	125 MW (125 MW ×1)	Boiler, Hybrid SCR & EP, Draft System Retrofit (Biomass(4) #1: 2017)	Renewable energy	KOSEP
Yeongdong #2	200 MW (200 MW ×1)	Boiler, Hybrid SCR & EP, Draft System Retrofit (Biomass #1: 2020)	Renewable energy	KOSEP
Dangjin #1 - 4	2,000MW (500MW×4)	FGD, EP, SCR upgrade(2022)	Performance-improvement	EWP
Dangjin #5 - 8	2,000MW (500MW×4)	FGD, EP, SCR upgrade(2024)	Performance-improvement	EWP
Dangjin #9 - 10	2,040MW (1,020MW×2)	FGD, EP, SCR upgrade(2026)	Performance-improvement	EWP
Donghae #1, 2	400 MW (200 MW×2)	FGD(2022)	Anti-pollution & modification of control systems	EWP

Power Plant	Capacity	Completed (Year)	Extension	Company
Hadong #1-8	4,000 MW (500 MW×8)	SCR Upgrade (#5. 2016) SCR Upgrade (#2,3,5. 2017) SCR Upgrade (#1,4,6,7. 2018) SCR Upgrade (#8. 2019) FGD Upgrade (#6, 2018) FGD Upgrade (#2, 3, 2019) FGD Upgrade (#4 2020) FGD Upgrade (#5 2021)	Anti-pollution	KOSPO

Notes:

(1)	“EP” means an electrostatic precipitation system.
(2)	“SCR” means a selective catalytic reduction system.
(3)	“CFBC” means a circulating fluidized bed combustion system.
(4)	“Biomass” means wood pallet powered plant.
(5)	“FGD” means flue-gas desulfurization designed to remove sulfur oxides.

Transmission and Distribution

We currently transmit and distribute substantially all of the electricity in Korea.

As of December 31, 2019, our transmission system consisted of 34,440 circuit kilometers of lines of 765 kilovolts and others including high-voltage direct current lines, and we had 864 substations with aggregate installed transformer capacity of 326,329 megavolt-amperes

As of December 31, 2019, our distribution system consisted of 125,067 megavolt-amperes of transformer capacity and 9,641,891 units of support with a total line length of 504,402 circuit kilometers.

We make substantial investments in our transmission and distribution systems to minimize power interruptions and improve efficiency. Our current projects principally focus on increasing capabilities of the existing power networks and reducing our transmission and distribution loss, which was 3.54% of our gross generation in 2019. To cope with increasing damages to large-scale transmission and distribution facilities, we plan to reinforce stability of our transmission and distribution facilities through stricter design and material specifications. In addition, we also plan to expand underground transmission and distribution facilities to meet customer demand for more environment-friendly facilities. In order to reduce the interruption time in power distribution, which is an indicator of the quality of electricity transmission, we are also continuing to invest in automation of electricity transmission and development of new transmission technologies, among others.

Some of the facilities we own and use in our distribution system use rights of way and other concessions granted by municipal and local authorities in areas where our facilities are located. These concessions are generally renewed upon expiration.

New Energy Industry Projects

Certain of our new energy industry projects are described below.

Advanced Metering Infrastructure

In July 2012, the Government implemented a master plan to build out a smart grid, which includes the Advanced Metering Infrastructure (“AMI”) roadmap, and revised the plan to focus on building electricity market ecosystem in August 2018. In accordance with such plan, we are in the process of installing “smart meters” and related communication networks and operating systems as part of the “smart grid” initiative in an effort to enhance efficiency in the power electricity industry and alleviate growing energy shortage concerns. Our goal is to complete such installation for all of the households in Korea. Smart meters refer to digital meters that record, on a real-time basis, electricity consumption within a household so that consumers will have a price-based incentive to enhance efficiency in their electricity usage. As of December 31, 2019, we have installed 8.5 million smart meter units, and plan to install an additional 13.5 million units step by step. The AMI project is expected to cost approximately Won 1.6 trillion in total. Currently, there is no set timetable for the future completion of the installation.

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

Leveraging our experience gained through high-tech intelligent power transmission and distribution network, or “smart grid” test beds in Jeju Island from 2009 to 2013, we plan to expand our smart grid project. We successfully implemented the KEPCO-Building Energy Management System(K-BEMS) at our Guri-Namyangju branch and the Smart Grid Deployment Project in 2014. In recognition of our achievement, we were awarded a special prize from the International Smart Grid Action Network in 2018. By the end of 2019, we implemented smart grid technology in 120 of our branches and 76 public sites (11 buildings, 8 campuses, 33 factories and 24 dispersed generation). Based on this experience, we plan to expand implementation of smart grid technology to residential and industrial buildings.

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

In December 2014, we conducted a pilot project for this initiative by installing a 52 megawatts energy storage system at the Seo-Anseong substation and the Shin-Yongin substation. In July 2015, these substations began to commercially operate energy storage systems, and we expanded the energy storage capacity nationwide by an additional 184 megawatts in 2016, an additional 140 megawatts in 2017, with a total capacity of 376 megawatts as of December 31, 2019. In addition, we completed construction of the largest indoor energy storage systems for frequency regulation in Gimje substation with a 48 megawatts capacity.

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

Fuel Sources and Requirements

Nuclear

Uranium, the principal fuel source for nuclear power, accounted for 34.8%, 31.9% and 35.7% of the fuel requirements for electricity generation by us and our generation subsidiaries in 2017, 2018 and 2019, respectively.

All uranium ore concentrates used by KHNP are imported from, and conversion and enrichment of such concentrates are provided by, sources outside Korea and are paid for with currencies other than Won, primarily U.S. dollars.

In order to ensure a stable supply, KHNP enters into long-term and medium-term contracts with various suppliers and supplements such supplies with purchases in spot markets. In 2019, KHNP purchased approximately 5,000 tons of its uranium concentrate requirement under both long-term and spot supply contracts with suppliers in Canada, France, the United States, the United Kingdom, Switzerland, Niger, Australia, Germany, Japan and Russia. Under the long-term supply contracts, the purchase prices of uranium concentrates are adjusted annually based on base prices and spot market prices prevailing at the time of actual delivery. The conversion and enrichment services of uranium concentrates are provided by suppliers in Canada, France, Germany, Japan, China, Russia, the United Kingdom and Switzerland. A Korean supplier typically provides fabrication of fuel assemblies. Except for certain fixed contract prices, contract prices for processing of uranium are adjusted annually in accordance with the general rate of inflation. KHNP intends to obtain its uranium requirements in the future, in part, through purchases under medium- to long-term contracts and, in part, through spot market purchases.

Coal

Bituminous coal accounted for 52.2%, 52.6% and 51.1% of the fuel requirements for electricity generation by us and our generation subsidiaries in 2017, 2018 and 2019, respectively, and anthracite coal accounted for 1.0%, 0.6% and 0.6% of our fuel requirements for electricity generation in 2017, 2018 and 2019, respectively.

In 2019, our generation subsidiaries purchased approximately 84 million tons of bituminous coal, of which approximately 29%, 37%, 15%, 5% and 14% were imported from Indonesia, Australia, Russia, South Africa and others, respectively. Approximately 81% of the bituminous coal requirements of our generation subsidiaries in 2019 were purchased under long-term contracts with the remaining 19% purchased in the spot market. Some of our long-term contracts relate to specific generating plants and extend through the end of the projected useful lives of such plants, subject in some cases to periodic renewal. Pursuant to the terms of our long-term supply contracts, prices are adjusted periodically based on market conditions. The average cost of bituminous coal per ton purchased under such contracts amounted to Won 98,891, Won 107,233 and Won 101,624 in 2017, 2018 and 2019, respectively.

In 2019, our generation subsidiaries purchased approximately 1 million tons of anthracite coal. The prices for anthracite coal under such contracts are set by the Government. The average cost of anthracite coal per ton purchased under such contracts was Won 124,036, Won 129,976 and Won 136,526 in 2017, 2018 and 2019, respectively.

Oil

Oil accounted for 1.2%, 1.4% and 0.5% of the fuel requirements for electricity generation by us and our generation subsidiaries in 2017, 2018 and 2019, respectively.

In 2019, our generation subsidiaries purchased approximately 6 million barrels of fuel oil, substantial portion of which was purchased from domestic refiners through competitive open bidding. Purchase prices are based on the spot market price in Singapore. The average cost per barrel was Won 77,188, Won 85,116 and Won 100,827 in 2017, 2018 and 2019, respectively.

LNG

LNG accounted for 8.7%, 11.2% and 9.5% of the fuel requirements for electricity generation by us and our generation subsidiaries in 2017, 2018 and 2019, respectively. In 2019, for use in electricity generation we purchased approximately 5 million tons of LNG from Korea Gas Corporation, a Government-controlled entity in which we currently own a 21.57% equity interest (excluding treasury shares). In 2019, we purchased a substantial portion of our LNG requirements for use in power generation from Korea Gas Corporation. Under the terms of the LNG contract with Korea Gas Corporation, all of our five non-nuclear generation subsidiaries jointly and severally agreed to purchase a total of 4.9 million tons of LNG in 2019, subject to an automatic price adjustment annually based on a pre-determined formula if the actual purchased amount exceeds or falls short of the contracted amount. We believe the quantities of LNG provided under such contract will be adequate to meet the needs of our generation subsidiaries for LNG for the next several years. The LNG supply contracts between our generation subsidiaries and Korea Gas Corporation generally have a term of 20 years and provide for minimum purchase requirements for our generation subsidiaries, the specific terms of which are subject to negotiation between Korea Gas Corporation and our generation subsidiaries and approval by the Government. The average cost per ton of LNG was Won 655,127, Won 763,460 and Won 727,083, in 2017, 2018 and 2019, respectively. In January 2020, Korea Gas Corporation announced that it will implement a new individual tariffs formula, whereby the domestic power plants can negotiate lower prices directly with Korea Gas Corporation. The new formula will apply to domestic power plants whose current contracts with Korea Gas Corporation will expire after January 2022 and also to new power plants commencing operations from January 2022.

Hydroelectric

Hydroelectric power generation accounted for 1.2%, 1.2% and 1.1%, of the fuel requirements for electricity generation by us and our generation subsidiaries in 2017, 2018 and 2019, respectively. The availability of water for hydroelectric power depends on rainfall and competing uses for available water supplies, including residential, commercial, industrial and agricultural consumption. Pumped storage enables us to increase the available supply of water for use during periods of peak electricity demand.

Sales and Customers

Our sales depend principally on the level of demand for electricity in Korea and the rates we charge for the electricity we sell to the end-users.

Demand for electricity in Korea grew at a compounded average rate of 1.8% per annum for the five years ended December 31, 2019. According to the Bank of Korea, the compounded growth rate for GDP was approximately 2.7% for the same period. The GDP growth rate was approximately 3.1%, 2.7% and 2.0% during 2017, 2018 and 2019, respectively.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s GDP and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year basis.

	2015	2016	2017	2018	2019
Growth in GDP	2.8%	2.9%	3.1%	2.7%	2.0%
Growth in electricity consumption	1.3%	2.8%	2.2%	3.6%	(1.1%)

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

	2015 (GWh)	YoY growth (%)	2016 (GWh)	YoY growth (%)	2017 (GWh)	YoY growth (%)	2018 (GWh)	YoY growth (%)	2019 (GWh)	YoY growth (%)	% of Total 2019
Residential	65,619	1.8	68,057	3.7	68,544	0.7	72,895	6.3	72,639	(0.4)	14.0
Commercial	103,679	2.9	108,617	4.8	111,298	2.5	116,934	5.1	116,227	(0.6)	22.4
Educational	7,691	3.4	8,079	5.1	8,316	2.9	8,678	4.3	8,561	(1.4)	1.6
Industrial	273,548	0.4	278,828	1.9	285,969	2.6	292,999	2.5	289,240	(1.3)	55.6
Agricultural	15,702	8.3	16,580	5.6	17,251	4.0	18,504	7.3	18,882	2.0	3.6
Street lighting	3,341	3.7	3,462	3.6	3,557	2.7	3,582	0.7	3,571	(0.3)	0.7
Overnight Power	14,075	(4.0)	13,416	(4.7)	12,811	(4.5)	12,557	(2.0)	11,379	(9.4)	2.2

Total	483,655	1.3	497,039	2.8	507,746	2.2	526,149	3.6	520,499	(1.1)	100.0

The industrial sector represents the largest segment of electricity consumption in Korea. Demand for electricity from the industrial sector was 289,240 gigawatt hours in 2019, representing a 1.3% decrease from 2018, largely due to the changes in the business environment resulting from the U.S.-China trade disputes and the Japanese export restrictions against Korea during 2019. Demand for electricity from the commercial sector depends largely on the level and scope of commercial activities in Korea. Demand for electricity from the commercial sector decreased to 116,227 gigawatt hours in 2019, representing a 0.6% decrease from 2018 largely due to the decrease in the commercial electricity usage for air conditioning and heating as a result of a more temperate weather. Demand for electricity from the residential sector is largely dependent on population growth and use of heaters, air conditioners and other electronic appliances. Demand for electricity from the residential sector decreased to 72,639 gigawatt hours in 2019, representing a 0.4% decrease compared to 2018, largely due to a decrease in household electricity usage for air conditioning and heating as a result of a more temperate weather.

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

	2015	2016	2017	2018	2019
Facility reserve margin	19.4%	17.6%	37.0%	26.7%	36.2%
Supply reserve margin	11.6%	8.5%	12.9%	7.7%	6.7%

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

For the purpose of determining the fair rate of return, the rate base is divided into two components in proportion to our total shareholders’ equity and our total debt. The rate of return permitted in relation to the debt component of the rate base is set at a level designed to approximate the weighted average interest cost on all types of borrowing for the periods covered by the rate approval. The rate of return permitted in relation to the equity component of the rate base is set by applying the capital asset pricing model which takes account of the risk-free rate, the return on the Korea Stock Price Index, KOSPI, and the correlation of the stock price of our company with KOSPI. In 2018, the approved rate of return on the debt component of the rate base was 0.82% while the approved rate of return on the equity component of the rate base was 3.03%. As a result of such approved rates of returns, the fair rate of return in 2018 was determined to be 3.85%. The fair rates of return for 2019 have not yet been determined.

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

From time to time, our actual rate of return on invested capital may differ significantly from the fair rate of return on invested capital assumed for the purposes of electricity tariff approvals, for reasons, among others, related to movements in fuel prices, exchange rates and demand for electricity that differ from what is assumed for determining our fair rate of return. For example, between 1987 and 1990, the actual rate of return was above the fair rate of return due to declining fuel costs and rising demand for electricity at a rate not anticipated for purposes of determining our fair rate of return. Similarly, depreciation of the Won against the U.S. dollar accounted for our actual rates of return being lower than the fair rate of return for the period from 1996 to 2000. For the period between 2006 and 2013, our actual rates of return were lower than the fair rate of return largely due to a general increase in fuel costs and additional facility investment costs incurred, the effects of which were not offset by timely increases in our tariff rates. Between 2014 and 2016, however, largely due to a decrease in fuel costs reflective of the drop in oil prices, our actual rate of return has surpassed the fair rate of return; however, substantially all of the resulting excess has been used to fund capital expenditure and repair and maintenance, as well as to offer tariff discounts to economically or otherwise disadvantaged customers, and make investments in renewable energy and other environmental programs.

Partly in response to the variance between our actual rates of return and the fair rates of return, the Government from time to time increases the electricity tariff rates, but there typically is a significant time lag for the tariff increases as such increases requires a series of deliberation processes and administrative procedures and the Government also has to consider other policy considerations, such as the inflationary effect of overall tariff increases and the efficiency of energy use from sector-specific tariff increases.

Prior to November 2013, the Government from time to time effected tariff increases that typically covered all sectors, namely, residential, commercial and industrial, mainly in response to sustained increases in fuel prices. No cross-sector tariff increase has been implemented since November 2013 largely due to a general decline in fuel prices and relatively stable exchange rates. However, effective on January 1, 2017, the Government made several adjustments to the existing rate structure in order to ease the burden of electricity tariff on residential consumers. The progressive rate structure applicable to the residential sector, which applies a gradient of increasing tariff rates for heavier electricity usage, was changed from a six-tiered structure with the highest rate being no more than 11.7 times the lowest rate (which gradient system has been in place since 2005) into a three-tiered structure with the highest rate being no more than three times the lowest rate in order to reflect the changes in the pattern of electricity consumption and reduce the electricity charges payable by consumers. Additionally, a new tariff structure was implemented to encourage energy saving by offering rate discounts to residential consumers that voluntarily reduce electricity consumption while charging special high rates to residential consumers with heavy electricity consumption during peak usage periods in the summer and the winter. Additionally, during July and August 2018, the Government reduced residential electricity charges by temporarily relaxing the application of the current tariff structure and offering higher rate discounts to economically or otherwise disadvantaged customers to ease the burden on households that have significantly increased their use of air conditioners during a heatwave. Subsequently, a joint task force team, consisting of industry experts, scholars and government officials, was formed, which announced a proposal for amending the current tariff structure aimed to lower electricity rates for households during the summer. As a result, in July 2019, the Government amended the residential electricity tariff rate system to expand the usage ceiling for the first two tiers of rates (from 200 kilowatts to 300 kilowatts for the first tier and from 400 kilowatts to 450 kilowatts for the second tier) applied during July and August each year. Although the rate discounts offered to residential consumers who voluntarily reduced electricity consumption and those offered to traditional wet markets were abolished in December 2019 and the rate discount for electric vehicles will be gradually terminated in phases by June 2022, there can be no assurance that other current or potential future adjustments in electricity tariff rates and rate discounts will not have an adverse impact on our business, results of operations, financial condition and profitability.

We plan to prepare a proposition for a sustainable tariff system designed to mitigate the financial burden on us. Though the timeline is subject to change, we are tentatively aiming to prepare the proposition by the first half of 2020, which will include (1) a reasonable adjustment of the rate discount applicable to the residential customers with low electricity usage and (2) an introduction of the tariff system to the residential sector where the rates change depending on the demand in a given season or time (namely, the “time-of-use tariff”). Despite the efforts, however, the downward tariff rate adjustments may change our revenues from the sale of electricity and accordingly have a material adverse effect on our results of operation and cash flows.

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

Our current tariff schedule reflecting the adjustments outlined above, is summarized below by the type of usage:

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

•

Residential. The monthly basic charge varies from Won 910 for electricity usage of less than 200 kilowatt hours to Won 7,300 for electricity usage in excess of 400 kilowatt hours. During the months of July and August each year, the usage ceiling for the first two tiers of rates is increased from 200 kilowatts to 300 kilowatts for the first tier and from 400 kilowatts to 450 kilowatts for the second tier. Residential tariff also includes an energy usage charge ranging from Won 93.3 to Won 280.6 per kilowatt-hour for electricity usage depending on the amount of usage and voltage. During the peak usage periods during the summer and the winter, namely the months of July and August and December to February, a higher energy usage charge of Won 709.5 per kilowatt-hour applies to residential consumers whose monthly electricity consumption exceeds 1,000 kilowatts hour.

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

In 2001, as part of implementing the Restructuring Plan, the Ministry of Trade, Industry and Energy established the Electric Power Industry Basis Fund to enable the Government to take over certain public services previously performed by us. In 2019, 3.7% of the tariff we collected from our customers was transferred to this fund prior to recognizing our sales revenue.

Power Development Strategy

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity based on the Basic Plan, which is generally revised and announced every two years by the Government. In July 2015, the Government announced the Seventh Basic Plan relating to the future supply and demand of electricity, focusing on stable supply of electricity and increasing the portion of low carbon electricity supply sources, among others. To revise the Seventh Basic Plan, in December 2017, the Government announced the Eighth Basic Plan which are more environmentally focused than the Seventh Basic Plan and to be effective for the period from 2017 to 2031. The Eighth Basic Plan focuses on, among other things, (i) decreasing the reliance on nuclear and coal-based supply sources, (ii) increasing utilization of renewable energy sources and (iii) balancing the existing cost-based pool system of purchase of electricity with an environmentally-focused pool system. Furthermore, the Eighth Basic Plan includes the following implementing measures: (i) six new nuclear generation units in a planning stage would not be constructed, (ii) extension of life of 10 decrepit nuclear generation units would not be granted, (iii) Wolsong #1 unit is not counted as part of domestic energy generation capacity, (iv) seven decrepit coal-fired generation plants will be retired by 2022, (v) six other coal-fired generation plants shall be converted to LNG fuel use and (vi) domestic renewable energy generation capacity shall be expanded to 58.5 gigawatts by 2030. Currently, the Government is in the process of establishing the Ninth Basic Plan, which is expected to be released in 2020, to expand the electric power facilities based on the demand outlook from 2020 to 2034.

In June 2019, the Ministry of Trade, Industry and Energy adopted the Third Basic National Energy Plan following consultations with representatives from civic groups, the energy industry and academia. The Third Basic National Energy Plan, which is a comprehensive plan that covers the entire spectrum of energy industries in Korea, covers the period from 2019 to 2040. The Third Basic National Energy Plan is consistent with the First and the Second Basic National Energy Plans in terms of the general policy direction and aims to promote sustainable growth and improvement of people’s quality of life by converting to new and renewable energy. Specifically, it establishes the following five key tasks: (i) strengthening management of energy demand from various sectors, such as commerce and transportation, and promoting a rational electricity tariff system to improve the national energy consumption efficiency by 38% and reduce the energy demand by 18.6% by 2040; (ii) converting to clean and safe energy through gradual but decisive reduction of nuclear power generation and coal power generation by prohibiting construction of new coal-fired power plants and increasing the proportion of renewable energy sources to approximately 35% by 2040; (iii) expanding the power distribution in areas near those with demands for renewable energy and fuel cells and strengthening the roles and responsibilities of local governments; (iv) fostering the growth of the future energy industries (including renewable energy, hydrogen fuel and other efficient sources of energy linked to technology), promoting the value-add for traditional energy industries and maintaining a core energy ecosystem for nuclear power plants; and (v) improving the energy, gas and heat market systems to facilitate the national energy conversion and building platforms based on big data to foster creation of new energy industries.

We cannot assure that the Eighth Basic Plan, the Ninth Basic Plan, the Third Basic National Energy Plan or the respective plans to be subsequently adopted will successfully achieve their intended goals, the foremost of which is to ensure, through carefully calibrated capacity expansion and other means, balanced overall electricity supply and demand in Korea at to end users while promoting efficiency and environmental friendliness in the consumption and production of electricity. If there is significant variance between the projected electricity supply and demand considered in planning our capacity expansions and the actual electricity supply and demand or if these plans otherwise fail to meet their intended goals or have other unintended consequences, this may result in inefficient use of our working capital, mispricing of electricity and undue financing costs on the part of us and our generation subsidiaries, among others, which may have a material adverse effect on our results of operations, financial condition and cash flows.

Capital Investment Program

The table below sets forth, for each of the years ended December 31, 2017, 2018 and 2019, the amounts of capital expenditures for the construction of generation, transmission and distribution facilities.

2017	2018		2019
(In billions of Won)
￦13,711	￦	13,695	￦	15,795

The table below sets forth the currently estimated installed capacity for new or expanded generation units to be completed by our generation subsidiaries in each year from 2020 to 2022 based on the Eighth Basic Plan, as amended.

Year	Number of Units	Type of Units	Total Installed Capacity
			(Megawatts)
2020	1	Nuclear power	1,400
	1	LNG-combined	150
	25	Renewables	143
2021	1	Nuclear power	1,400
	1	Coal-fired	1,000
	25	Renewables	385
2022	1	LNG-combined	495
	25	Renewables	451

For the period from 2023 to 2024, our generation subsidiaries currently plan to complete two additional nuclear units with an aggregate installed capacity of 2,800 megawatts.

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

The table below sets forth, for the period from 2020 to 2022, the budgeted amounts of capital expenditures pursuant to our capital investment program, which primarily consist of budgets for the construction of generation, transmission and distribution facilities and, to a lesser extent, renewable energy generation and new energy industry projects. The budgeted amounts may vary from the actual amounts of capital expenditures for a variety of reasons, including, among others, the implementation of the Eighth Basic Plan currently in place and the Ninth Basic Plan, which is expected to be announced in 2020, changes in the number of units to be constructed, the actual timing of such construction, changes in rates of exchange between the Won and foreign currencies and changes in interest rates.

	2020		2021		2022		Total
	(in billions of Won)
Generation(1):
Nuclear	￦	3,774	￦	3,268	￦	3,342	￦	10,384
Thermal		2,865		3,289		3,443		9,804
Renewables and others		847		1,521		884		3,316

Sub-total		7,486		8,078		7,669		23,504

Transmission and Distribution:
Transmission		2,992		3,870		4,011		10,873
Distribution		3,449		3,366		3,403		10,218

Sub-total		6,441		7,236		7,414		21,091

Others(2)		2,284		2,215		1,919		6,000

Total	￦	16,211	￦	17,529	￦	17,002	￦	50,595

Notes:

(1)	The budgeted amounts for our generation facilities are based on the Eighth Basic Plan, as amended.
(2)	Principally consists of investments in telecommunications and new energy industry projects, among others.

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

Furthermore, as part of the Comprehensive Measures against Particulate Matter and the Eighth Basic Plan, announced by the Government in September 2017 and December 2017, respectively, the Government set forth the following policy directions relating to coal-fired generation units: (i) two coal-fired generation units scheduled for construction and four existing coal-fired generation units shall convert to LNG fuel use, (ii) in principle, construction of new coal-fired generation units shall not be planned, (iii) seven of the coal-fired generation units that are 30 years or older will be shut down on an accelerated schedule, (iv) beginning in 2018, coal-fired generation units that are 30 years or older shall temporarily cease operations from March through June of each year, (v) coal-fired generation units shall be put through comprehensive functional and environmental upgrades and (vi) coal-fired generation units shall be subject to emission standards that came into effect in January 2019 that are twice as more rigorous than the previous standards. In October 2018, the Government introduced a pilot regulation to lower the output of 35 coal-fired power plants to approximately 80% of their capacity that emit more than a certain amount of particulate matter. The regulation was formally implemented in January 2019, targeting 40 coal-fired power plants with high emissions of particulate matter. From March to June 2019, the scope expanded to cover 60 units in total. In addition, coal-fired generation units scheduled for preventive maintenance during the second half of 2019 was required to undertake such maintenance earlier in the spring of 2019. In November 2019, the Government pursued a reduction of coal power generation in order to implement the Special Measures to Respond to the High Concentration Period (December to March) of Particulate Matter. During this period, 8 to 15 coal generators (requiring preventive maintenance or are otherwise older) were first shut down, with a maximum of 49 generators subject to a cap of 80% on the output within the remaining reserve capacity range. As a result, the particulate matter emission was reduced by 2,503 tons, a 39% decrease compared to the same period during the previous year. We plan to continue to participate in the effort to reduce the particulate matter emissions from coal power generation plants, not only during the winter but also the spring season. For example, in March 2020, we suspended the operations of between 21 and 28 coal power generation plants and imposed a cap of 80% on the output of up to 37 coal power generation plants. Additionally, the Government adjusted the schedule to close down two decrepit coal generators (Boryeong #1 and #2). While such measures may be subject to change, we expect to incur significant costs of complying with such measures, including in connection with more stringent particulate matter pollution regulations, retrofitting and overall replacement of environmental facilities.

We have financed, and plan to finance in the future, our capital investment programs primarily through net cash provided by our operating activities and financing in the form of debt securities and loans from domestic financial institutions, and to a lesser extent, borrowings from overseas financial institutions. In addition, in order to prepare for potential liquidity shortage, we and our generation subsidiaries maintain several credit facilities with financial institutions in the aggregate amounts of Won 4,406 billion and US$2,493 million, the full amount of which was available as of December 31, 2019. We, KHNP, KOMIPO and KOWEPO also maintain global medium-term note programs in the aggregate amount of US$13 billion, of which approximately US$8 billion remains currently available for future drawdown. KOSEP also maintains an A$2 billion Australian dollar medium-term note program, of which approximately A$1.7 billion remains current available for future drawdown. See also Item 5.B. “Liquidity and Capital Resources—Capital Resources.”

Environmental Programs

The Environmental Policy Basic Act, the Air Quality Preservation Act, the Water Quality Preservation Act, the Marine Pollution Prevention Act and the Waste Management Act, collectively referred in this annual report as the Environmental Acts, are the major laws of Korea that regulate atmospheric emissions, waste water, noise and other emissions from our facilities, including power generators and transmission and distribution units. Our existing facilities are currently in material compliance with the requirements of these environmental laws and international agreements, such as the United Nations Framework Convention on Climate Change, the Montreal Protocol on Substances that Deplete the Ozone Layer, the Stockholm Convention on Persistent Organic Pollutants and the Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and Their Disposal. In order to foster coordination among us and our generation subsidiaries in respect of climate change, we and 11 of our electricity-related subsidiaries formed the CEO Coordination Committee in June 2016. Additionally, we are endeavoring to develop and implement greenhouse gas reduction strategy in line with the new climate regime set forth by the Paris Climate Agreement.

We continuously endeavor to contribute to sustainable growth (whether as an economy, a society or an ecosystem) by actively taking actions that befit our social responsibility as a corporate citizen in the energy industry. For example, in 2005, we became the first public company in Korea to join the United Nations Global Compact, an international voluntary initiative designed to hold a forum for corporations, United Nations agencies, labor and civic groups to promote reforms in economic, environmental and social policies. As part of our involvement with such initiative, we issue an annual report named the “Sustainability Report” to disclose our activities from the perspectives of economy, environment and society, in accordance with the reporting guidelines of the Global Reporting Initiative, the official collaborating center of the United Nations Environment Program that works in cooperation with United Nations Secretary General. In recognition of our efforts and achievements to reduce greenhouse gas emissions in response to global climate change, in May 2013, we obtained the Carbon Trust Standard certification issued by Carbon Trust, a British nonprofit organization with the goal of establishing a sustainable, low carbon economy. In 2015, we obtained recertification from Carbon Trust by satisfying even more rigorous evaluation criteria. We are also a participant of the Carbon Disclosure Project, an international organization that promotes transparency in informational disclosure of carbon management process, and in 2017, 2018 and 2019 we were recognized by the Carbon Disclosure Project and received honors in energy and utility sector. In 2017, 2018 and 2019, pursuant to the Dow Jones Sustainability Indices, which measures management performance in terms of contribution to sustainability, we were selected as one of the notable companies in the Asia Pacific in the global electricity utility sector. We recognize the interest in ESG within the investors’ community and are continuously pursuing safe and clean energy supply and distribution by reducing greenhouse gas emissions and enhancing our ability to respond to climate change, the details of such efforts provided through periodic sustainability reports.

The table below sets forth the number of emission control equipment installed at thermal power plants by our generation subsidiaries as of December 31, 2019.

	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP
Flue Gas Desulphurization System	14	10	14	10	15
Selective Non-catalytic Reduction System	2	—	—	—	7
Selective Catalytic Reduction System	16	12	17	16	29
Electrostatic Precipitation System	16	12	14	14	17
Low NO2 Combustion System	20	340	25	26	28

Total	68	374	70	66	96

In accordance with the Act on Allocation and Trading of Greenhouse Gas Emission Allowances, enacted in March 2013, the Government is currently in the process of implementing a greenhouse gas emission trading system under which the Government will allocate the amount of permitted greenhouse gas emission to companies by industry and a company whose business emits more carbon than the permitted amount may purchase the right to emit more carbon through the greenhouse gas emission trading exchange. This system is expected to be implemented in three stages. During the first phase (2015 to 2017), the Government set up and made a test run of the trading system to ensure its smooth operation; during this phase, the greenhouse gas emission allowances were allocated without charge. In July 2018, the Government released the allocation plan for the second phase (2018 to 2020). During the second phase, 97% of the greenhouse gas emission allowances may be allocated free of charge, with 3% allocated through an auction. During the third phase (2021 to 2025), the Government plans to run the system on an expanded scale with aggressive greenhouse gas emission reduction targets, with 10% of the greenhouse gas emission allowances allocated through an auction. In December 2016, the Government announced the Climate Change Response Initiatives and the 2030 National Greenhouse Gas Reduction Roadmap, which set forth the greenhouse gas emission trading system as one of the primary means to reach the emission and greenhouse gas reduction targets of the policies. The Second Climate Change Response Initiative was adopted in October 2019, which sets a national target of greenhouse gas level of 536 million tons in the aggregate, representing a 37% reduction from the base case projection of greenhouse gas in 2030 and a 24.4% reduction as compared to the emission amount in 2017.

Electricity conversion sector, in which we operate our business, is requested to reduce the greenhouse gas emission by 58 million tons by year 2030 according to the Government’s 2020 Nationally Determined Contributions (NDCs). In line with the policy, our target reduction of the greenhouse gas emission is 47 million tons by year 2030. Adhering to such emission and greenhouse gas reduction requirement is expected to result in our incurring significant compliance costs. For example, the daily market price of the KAUs traded through the Korea Exchange was at Won 8,640 per ton in early 2015, but the price has continued to rise, recording Won 40,900 per ton at its peak in December 23, 2019.

The table below sets forth the amount of annual emission from all generating facilities of our generation subsidiaries for the periods indicated. The amount of CO2 emissions may increase in the near future due to the construction of additional coal thermal power plants but is expected to decrease in the long-term, principally due to an increased use of LNG and renewable energy and the implementation of the greenhouse gas emission trading system.

Year (1)	SOx (g/MWh)	NOx (g/MWh)	TSP (2) (g/MWh)	CO2 (kg/MWh)
2015	165	266	8	464
2016	156	246	7	477
2017	138	177	7	506
2018	120	146	7	516

Notes:

(1)	The amounts of annual emission for 2019 are expected to be determined in June 2020.
(2)	“TSP” means Total Suspended Particles.

While the Third Basic National Energy Plan prohibits construction of new coal-fired power plants, the additional coal-fired power plants under construction by KEPCO are pursuant to the Sixth Basic Plan released in 2013. In constructing the new power plants, we are applying the “Ultra Super Critical” technology designed to minimize emission of pollutants and maximize the efficiency by reducing the coal consumption. We are also committed to lowering our exposure to coal-generated energy in the long-term. For additional information, see Item 3.D. “Risk Factors— We are subject to various environmental regulations and related government initiatives, including in relation to climate change, which could cause significant compliance costs and operational liabilities.”

In order to comply with the current and expected environmental standards and address related legal and social concerns, we intend to continue to install additional equipment, make related capital expenditures and undertake several environment-friendly measures to foster community goodwill. For example, under the Persistent Organic Pollutants Management Act enacted in 2007, we are required to remove polychlorinated biphenyl, or PCB, a toxin, from the insulating oil of our transformers by 2025. In addition, when constructing certain large new transmission and distribution facilities, we assess and disclose their environmental impact at the planning stage of such construction, and we consult with local residents, environmental groups and technical experts to generate community support for such projects. We exercise additional caution in cases where such facilities are constructed near ecologically sensitive areas such as wetlands or preservation areas. We also make reasonable efforts to minimize any negative environmental impact, for example, by using more environment-friendly technology and hardware. In addition, we also undertake measures to minimize losses during the transmission and distribution process by making our power distribution network more energy-efficient in terms of loss of power, as well as to lower consumption of energy, water and other natural resources. In addition, we and our subsidiaries acquired the ISO 14001 certification, an environmental management system widely adopted internationally, in 2007 and have made it a high priority to make our electricity generation and distribution more environmentally friendly. In addition to the ISO 14001 certification, we further reinforced our environmental management system by acquiring in 2013 a domestic “GMS (Green Management System), KS I 7001/7002” certification, which relates to the management of resources, energy, green house effects and social responsibilities. In 2014, we were awarded the presidential award for environmental contributions as a corporate citizen, after scoring the highest among 102 corporations that competed for the award. In order to encourage the implementation of environment-friendly measures by other corporations and enhance environmental awareness at a social level, we have been disclosing our environment-related activities and achievements to the public through the Environment Information System managed by the Ministry of Environment since 2012.

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

As part of our long-term strategic initiatives, we plan to take other measures designed to promote the generation and use of environmentally friendly, or green, energy. See Item 4.B. “Business Overview—Strategy.” In line with such strategic initiatives, we are, among others:

•	investing in and researching technologies that capture and utilize carbon dioxide;

•	planning to develop capacity of 41.2 gigawatts of renewable energy by 2030 with our generation subsidiaries according to our “Renewable Energy 2030” initiative;

•	implementing a mid- to long-term goal of “energy shift through expanding renewable energy”, reviewed and approved by our board in October 2019;

•

pursuing overseas energy projects according to the “Overseas Generation Business Agreement”, signed by us and our generation subsidiaries at the end of 2019, which stipulates stringent internal guidelines in connection with investments in greenfield coal power plant projects; and

•

refining our disclosure of greenhouse gas emission and relevant data to global investors to meet the recommendations set forth by the Task-force on Climate-Related Financial Disclosures (TCFD) set up by the Financial Stability Board (FSB) in 2015.

Specifically, our internal guideline stipulates the following five factors to be considered and fulfilled before we and our generation subsidiaries pursue a greenfield coal power plant project overseas:

1.	a coal-fired plant is a realistic option as part of the target country’s energy policy;

2.	the project applies the latest low carbon technology, such as the “Ultra Super Critical” technology, and complies with the international environment standards;

3.	export financing is available based on the OECD guidelines;

4.	the project involves a joint business development with Korean companies and financial service industry; and

5.	the project gains local acceptance via socially responsible investments to protect environment.

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

The following table sets forth the generation capacity and generation volume in 2019 of our generation facilities that are powered by renewable energy sources.

	Generation Capacity (megawatts)	Generation Volume (gigawatt-hours)
Hydraulic Power(1)	652	1,018
Wind Power	139	192
Solar Energy, Fuel Cells, Biogas and others	1,196	5,236

Subtotal	1,986	6,446
As percentage of total(2)	2.4%	1.6%

Notes:

(1)	Excluding generation capacity and volume of pumped storage, which is generally not classified as renewable energy.

(2)	As a percentage of the total generation capacity or total generation volume, as applicable, of us and our generation subsidiaries.

In order to deal with shortage of fuel and other resources and also to comply with various environmental standards, in 2012 the Government adopted the Renewable Portfolio Standard program, which replaced the Renewable Portfolio Agreement which had been in effect from 2006 to 2011. Under this program, each of our generation subsidiaries is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy or, in case of a shortfall, purchase a corresponding amount of a Renewable Energy Certificate (a form of renewable energy credit) from other generation companies whose renewable energy generation surpass such percentage. The target percentage was 5.0% in 2018, 6.0% in 2019 and 7.0% in 2020 and will incrementally increase to 10.0% by 2023. Fines are to be levied on any subsidiary that fails to do so in the prescribed timeline. In 2018, all six of our generation subsidiaries met the target through renewable energy generation and/or the purchase of a Renewable Energy Certificate. Compliance by our generation subsidiaries of the 2019 target is currently under evaluation, and if any generation subsidiary is found to have failed to meet the target for 2019 or for subsequent years, such generation subsidiary may become subject to fines.

As to how we plan to finance our capital expenditures related to our environmental programs, see “—Capital Investment Program.”

In March 2017, the Electric Utility Act was amended to the effect that starting in June 2017, future national planning for electricity supply and demand in Korea should consider the environmental and safety impacts of such planning, such as desulfurization costs. Accordingly, the costs related to environmental and safety impacts such as the desulfurization costs, have been reflected in our variable cost of generating electricity since August 2019. In December 2019, the Regulation on the Operation of the Electricity Market was revised, under which our specific plans to reflect the cost of greenhouse gas emission allowances will be finalized within two years of such revision.

Furthermore, under the new electricity rate structure effected by the Government effective January 1, 2017, a temporary rate discount will apply in the case of investments in environmentally friendly facilities such as energy storage systems, renewable energy and electric cars. While the initial temporary rate discount had applied between 2017 and 2019, it was extended until 2020. In order to mitigate any potential burden on the consumers and shock to the electric car market, the temporary rate discount will be incrementally phased out by June 2022.

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

Upon relocation of our corporate headquarters in November 2014, we developed and established Bitgaram Energy Valley as a smart energy hub city in Gwangju and Jeollanamdo, to attract and facilitate the growth of start-ups and research institutions related to new energy industries while contributing to the local economy, balanced regional development and job creation. To achieve this goal, we provide funding, business networks and research and development assistance to companies which entered into investment contracts with us. As of December 31, 2019, we had signed agreements with 430 companies relating to investments in the Bitgaram Energy Valley, and we currently aim to increase the total number of companies investing in the Bitgaram Energy Valley to 500 companies by the end of 2020.

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

KHNP conducts various activities to enhance nuclear safety such as quality assurance audits and reviews by the KHNP Nuclear Review. KHNP maintains a close relationship with international nuclear organizations in order to enhance nuclear safety. KHNP invites international safety review teams such as the World Association of Nuclear Operators (“WANO”) Peer Review Team to its nuclear plants for purposes of meeting international standards for independent review of its facilities. KHNP actively exchanges relevant operational information and technical expertise with its peers in other countries. For example, KHNP conducted seven WANO Peer Reviews for Kori #2, #3 and #4 units and Hanbit #1, #2, #3 and #4 units and Wolsong #5 and #6 units as well as Hanul #1, #2, #3 and #4 units in 2019. The recommendations and findings from this event were shared with KHNP’s other nuclear plants to implement improvements at such plants. In addition, KHNP has applied for the Operational Safety Review Team at the International Atomic Energy Agency to conduct a mission at Shin-Kori #3 and #4 units in the second half year of 2020. The purpose of such application was to ensure that KHNP nuclear generation units reflect the global safety standards.

The average level of radiation dose per unit amounted to a relatively low level of 0.28 man-Sv in 2019, which was substantially lower than the global average of 0.60 man-Sv/year in 2019 as reported in the WANO performance indicator report.

In response to the damage to the nuclear facilities in Japan as a result of the tsunami and earthquake in March 2011, the Government conducted additional safety inspections on nuclear power plants by a group of experts from governmental authorities, civic groups and academia. As a result of such inspections, the Government required KHNP to perform 46 comprehensive safety improvement measures. As of December 31, 2019, KHNP has completed implementation of 43 measures and will implement the three remaining measures by 2020. The Government also established the Nuclear Safety & Security Commission in October 2011 for neutral and independent safety appraisals. KHNP developed ten additional measures through benchmarking of overseas cases and internal analysis of current operations. As of December 31, 2019, KHNP has completed implementation of eight measures and will implement the two remaining measures by 2022.

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

In order to increase the storage capacity of temporary storage facilities for spent fuels, KHNP has been pursuing various projects, such as installing high-density racks in spent fuel pools and building dry storage facilities. Through these activities, we expect that the storage capacity for spent fuels in all nuclear sites will be sufficient to accommodate all the spent fuels produced by 2020. The policy for spent fuel management options is currently under development.

In 2009, the Radioactive Waste Management Act (“RWMA”) was enacted in order to centralize management of the disposal of spent fuel and LILW and enhance the security and efficiency of related management processes. The RWMA designates KORAD to manage the disposal of spent fuels and LILW. Pursuant to the RWMA, the Government has established the Radioactive Waste Management Fund. The management expense for LILW is paid when LILW is transferred to KORAD, and the charge for spent fuel is paid based on the quantity generated every quarter. LILW-related management costs and charges for spent fuel are reviewed by the Ministry of Trade, Industry and Energy every two years. In December 2019, after the review by the committee composed of Government officials, KHNP, Korea Radioactive Waste Management Corporation and experts in finance and accounting, LILW-related management costs were increased while charges for spent-fuel remained the same. The change in LILW-related management costs caused an increase in KHNP’s expenses relating to radioactive waste.

All of KHNP’s nuclear plants are currently in compliance with Korean law and regulations and the safety standards of the IAEA in all material respects. For a description of certain past incidents relating to quality assurance in respect of KHNP, see Item 3.D. “Risk Factors— Our risk management policies and procedures may not be fully effective at all times.”

Decommissioning

Decommissioning of a nuclear power unit is the process whereby the unit is shut down at the end of its life, the fuel is removed and the unit is eventually dismantled. KHNP implements a dismantling policy under which dismantling would take place five to ten years after the unit’s closure. KHNP renewed the operating license of Kori #1, the first nuclear power plant constructed in Korea, which commenced operation in 1978, for an additional ten years in 2007. At the recommendation of the Ministry of Trade, Industry and Energy, KHNP has decided not to renew the operating license of Kori #1 and the initial phase of decommissioning (namely, safety inspection and removal of spent fuels) of Kori #1 has begun after its permanent shutdown in June 2017. In February 2015, KHNP also renewed the operation license of Wolsong #1 (which originally expired in November 2012) for an additional ten years until 2022. In June 2015, reactivation of Wolsong #1 was approved by the NSSC after periodic inspection. However, a civic group has since then brought a lawsuit to reverse such approval, and in February 2017, a lower court ruled to annul the NSSC’s approval, which ruling has since been appealed. On June 15, 2018, the board of directors of KHNP decided to (i) retire Wolsong #1 unit earlier than planned due to its economic inefficiency and (ii) discontinue the construction of Chunji #1 and #2 as well as Daejin #1 and #2 units. As of December 31, 2019, impairment loss in connection with the property, plant and equipment of Wolsong #1 unit accrued to Won 572,216 million and reversal of impairment loss was Won 16,693 million. As of December 31, 2019, impairment loss in connection with the property, plant and equipment of Chunji #1 and #2 as well as Daejin #1 and #2 units amounted to Won 38,886 million. Although the board of directors did not make any decisions regarding Shin-Hanul #3 and #4 units, which are new nuclear plants under construction, we cannot assure you that the construction of these units will not be discontinued. As of December 31, 2019, impairment loss in connection with the property, plant and equipment of Shin-Hanul #3 and #4 units accrued to Won 134,736 million. KHNP retains full financial and operational responsibility for decommissioning its units.

KHNP has accumulated decommissioning costs as a liability since 1983. The decommissioning costs of nuclear facilities are defined by the Radioactive-Waste Management Act, which requires KHNP to credit annual appropriations separately. These costs are estimated based on studies conducted by the relevant committees, and are reviewed by the Ministry of Trade, Industry and Energy every two years. In 2019, the actual discount rates decreased and the decommissioning cost per unit increased. As of December 31, 2019, KHNP was required to accrue Won 19,097 billion for the costs of dismantling and decontaminating existing nuclear power plants, which consisted of dismantling costs of nuclear plants of Won 15,994 billion and dismantling costs of spent fuel and radioactive waste of Won 3,103 billion. For accounting treatment of decommissioning costs, see Item 5.A. “Operating Results—Critical Accounting Policies—Decommissioning Costs.”

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

Generation projects

Nuclear Generation Project

In December 2009, following an international open bidding process, we entered into a prime contract for the original contract amount of US$18.6 billion with the Emirates Nuclear Energy Corporation (“ENEC”), a state-owned nuclear energy provider of the United Arab Emirates (“UAE”), to design and construct four civil nuclear power generation units to be located in Barakah, a region approximately 270 kilometers from Abu Dhabi, for the UAE’s peaceful nuclear energy program. Under the contract, we and our subcontractors, some of which are our subsidiaries, are to perform various duties including, among others, designing and constructing four nuclear power generation units each with a capacity of 1,400 megawatts, supplying nuclear fuel for three fuel cycles including initial loading, with each cycle currently projected to last for approximately 18 months, and providing technical support, training and education related to plant operation. In connection with the parties’ execution of an amendment to the prime contract, the target completion dates for the four units were amended to be by December 2020. The contract amount of US$18.6 billion was increased to US$19.1 billion, and the amendment was signed in November 2017.

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

In April 2007, we formed a limited partnership with Shanxi International Electricity Group and Deutsche Bank in China to develop and operate power projects and coal mines in Shanxi province, China, which was approved by the Chinese government. The total capital investment in these projects amounted to US$1.33 billion, of which our capital investment was US$450 million. We are expected to participate in the operation of the project for a period of 50 years ending 2057. The total installed capacity of these projects is 6,992 megawatts and capacity under construction was 2,566 megawatts, and our equity interest in the partnership was 34%.

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

In August 2010, a consortium led by us was selected as the preferred bidder in an international auction for the construction and operation of the Norte II gas-fueled combined-cycle electricity generation facility in Chihuahua, Mexico, as ordered by the Commission Federal de Electricidad (“CFE”) of Mexico. The consortium established a special purpose vehicle, KST Electric Power Company (“KST”), to act as the operating entity, and in September 2010, KST entered into a power purchase agreement with CFE in relation to the construction and operation of a 433-megawatt combined-cycle power plant at Chihuahua in Mexico. In October 2010, KST was licensed by the Mexican government as an independent power producer, which allows it to produce and sell electricity to CFE during the specified contract period. The project will be undertaken on a “build, own and operate” basis. The total cost of the project is approximately US$427 million. We hold a 56% equity interest in the consortium, with the remaining equity interests held by Samsung Asset Management (34% equity interest) and Techint, a company based in Mexico (10% equity interest). Approximately 6% (equating to 24% before refinancing) of the total project costs is being financed through equity investments by the consortium and the remaining 94% (equating to 77.5% before refinancing) through the project bond issuance guaranteed by Export-Import Bank of Korea. Commercial operation of this project commenced in December 2013, and the operation period will run for 25 years until 2038. Our wholly-owned subsidiary, KEPCO Energy Service Company, currently manages the operation of the project.

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

On September 28, 2017, we entered into a joint development agreement with Tadmax Resources Bhd, a Malaysian corporation, in relation to a gas-fired power plant with capacity of 1,200 megawatts in Pulau Indah, Malaysia. We obtained approval for this project from Malaysia Energy Commission, the host entity of the project. We will hold a 25% equity interest in this project, and Worldwide Holdings Berhad will hold a 35%, and Tadmax Resources Bhd will hold a 40% equity interest in it. The total project cost is expected to be approximately US$800 million, and we expect to invest approximately US$40 million for the equity interest. Upon closing of the financing, the construction for this project will begin in January 2021, following the approval of the applicable tariff rates by the Malaysian Energy Commission, which occurred in the first quarter of 2020. This project marks our first entry into the Malaysian power generation market. We expect to enter into a power purchase agreement with Tenaga Nasional Berhad for a term of 21 years, with a goal of generating a stable revenue stream from this project.

On November 5, 2019, we entered into an Energy Conversion Agreement comprising of a power purchase agreement with the Guam Power Authority for a term of 25 years to construct and operate Ukudu gas-fired power plants in Guam, United States, including 198 megawatts gas fired power plant, 65 megawatts back-up diesel generator and 25 megawatts energy storage facility. KEPCO and Korea East-West Power Co., Ltd., hold

60% and 40% shares in the project, respectively. The total project cost is expected to be approximately US$700 million, and we expect to invest US$84 million for the equity interest. The construction of the project is expected to commence in 2021 upon approval of the environmental impact assessment and the issuance of relevant permits. The power station is expected to commence commercial operation in 2023. The completed power plants are expected to be operated as base load generators, replacing the existing old heavy fuel power plants in Guam.

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

One exception to the transfers on such date was our 90% equity interest in KEPCO Bylong Pty Ltd (“KEPCO Bylong”). We transferred 10% of our equity interest in the KEPCO Bylong to our five non-nuclear generation subsidiaries as of December 31, 2016, and we plan to gradually transfer the remainder of our interest to them subject to the progress of the regulatory approval process and resource production phase of the project. In July 2015, KEPCO Bylong lodged a development application to the State Government of New South Wales (the “NSW”) of Australia. In September 2019, Independent Planning Commission of the NSW, which is the governmental authority with the approval power, refused to grant KEPCO Bylong’s development application. As of December 31, 2019, we have invested approximately Won 810 billion in the Bylong project, and, as of December 31, 2019, impairment loss in connection with the Bylong project was approximately Won 540 billion. While we remain committed to the Bylong project, we are currently assessing next steps by analyzing the implications of the refusal.

Our nuclear generation subsidiary, KHNP, is also pursuing development projects for procurements of uranium in countries including Canada, France and Niger.

Renewable Energy Projects

Our overseas renewable energy projects include the generation of electricity through renewable energy sources.

Since 2005, joint ventures between us and China Datang Corporation of the People’s Republic of China have built and operated a number of wind farms in Inner Mongolia, Liaoning and Gansu provinces. We own 40% of these joint ventures, whose equity in the aggregate amount is approximately US$450 million. The projects are funded one-third by equity contributions and two-thirds by debt financing. As of December 31, 2019, the joint venture operated 22 wind farms with a total capacity of 1,017 megawatts and a 7-megawatt photovoltaic power station.

In December 2015, we entered into an agreement with the Ministry of Energy and Mineral Resources of Jordan to build, own and operate a wind farm with installed capacity of 89.1 megawatts in Fujeij, Ma’an, Jordan. Commercial operations commenced on July 14, 2019. Total project cost is approximately US$181 million, of which 40% is financed through equity investments by us and the remaining 60% through debt financing. We believe that this project will help us to further diversify our business portfolio in the Middle East from the existing focus on nuclear and thermal power plants to expand to renewable energy facilities.

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

In June 2017, a consortium between us and LG CNS Co., Ltd. won a project to build, own and operate a photovoltaic power station in Guam, United States, with a capacity of 60 megawatts for 25 years, including 32 megawatts-hour energy storage system. The total project cost is approximately US$200 million, of which 25% will be financed through equity investment by us and LG CNS Co., Ltd., each holding 70% and 30% of equity interests, respectively, and the remaining 75% will be funded through debt financing. The debt to equity ratio will be fixed upon financial closing. The consortium has entered into a power purchase agreement with Guam Power Authority in August 2018.

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

In October 2019, KEPCO and Sprott Korea as a consortium entered into a Share Purchase Agreement and Shareholders Agreement with Candian Solar INC to develop and operate a photovoltaic power station with a capacity of 294 megawatts in Mexico, including the State of Sonora, for 35 years. We invested USD 41 million in the project, and the transaction marks KEPCO’s first investment in the solar market in Mexico.

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

At the end of 2015, we supplied electricity to 254 units, including administrative agencies, support facilities and resident corporations, using a tariff structure identical to that of South Korea. However, we suspended power transmission to the Kaesong Industrial Complex since February 11, 2016 following the Government’s decision to halt operations of the industrial complex to impede North Korea’s utilization of funds from the industrial complex to finance its nuclear and missile programs. As of December 31, 2019, the book value of our facility located at the complex was Won 16.6 billion. For the year ended December 31, 2019, the amount of trade receivables from the companies residing in Kaesong complex was Won 2.9 billion. It is currently uncertain if we can exercise the property rights for our facility in the Kaesong complex. No assurance can be given that we will not experience any material losses as a result of the suspension of this project or failure of the project as a result of a breakdown or escalation of hostilities in the relationship between the Republic and North Korea. See Item 3.D. “Risk Factors—Risks Relating to Korea and the Global Economy—Tensions with North Korea could have an adverse effect on us and the market value of our shares.”

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

Substantial liability may result from the operations of our nuclear generation units, the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP maintains property and liability insurance against risks of its business to the extent required by the related law and regulations or considered as appropriate and otherwise self-insures against such risks. KHNP carries insurance for its generation units against certain risks, including property damage, nuclear fuel transportation and liability insurance for personal injury and property damage. KHNP carries property damage insurance covering up to US$1 billion per accident for all properties within its plant complexes, which includes property insurance coverage for acts of terrorism up to US$300 million and for breakdown of machinery up to US$300 million. In addition to the insurance on operating nuclear power generation units, KHNP has construction insurance for Shin-Kori #4, #5 and #6 and Shin-Hanul #1 and #2. KHNP maintains nuclear liability insurance for personal injury and third-party property damage for coverage of up to 300 million Special Drawing Rights, or SDRs, which amounts to approximately US$409.7 million, at the rate of 1 SDR = US$1.365690 as posted on the Internet homepage of the International Monetary Fund on March 27, 2020 per plant complex, for a total coverage of 1.5 billion SDRs. KHNP is also the beneficiary of a Government indemnity with respect to such risks for damage claims of up to Won 300 million SDRs per nuclear plant complex, for a total coverage of 1.5 billion SDRs. Under the Nuclear Damage Compensation Act of 1969, as amended, KHNP is liable only up to 300 million SDRs, per single accident per plant complex; provided that such limitation will not apply where

KHNP intentionally causes harm or knowingly fails to prevent the harm from occurring. KHNP will receive the Government’s support, subject to the approval of the National Assembly, if (i) the damages exceed the insurance coverage amount of 300 million SDRs and (ii) the Government deems such support to be necessary for the purposes of protecting damaged persons and supporting the development of nuclear energy business. KHNP carries insurance for its generation units and nuclear fuel transportation, and we believe that the level of insurance is generally adequate and is in compliance with relevant laws and regulations. In addition, KHNP is the beneficiary of Government indemnity which covers a portion of liability in excess of the insurance. However, such insurance is limited in terms of amount and scope of coverage and does not cover all types or amounts of losses which could arise in connection with the ownership and operation of nuclear plants. Accordingly, material adverse financial consequences could result from a serious accident or a natural disaster to the extent it is neither insured nor covered by the government indemnity. See Item 3.D. “Risk Factors—Risks Relating to KEPCO—The amount and scope of coverage of our insurance are limited.”

Competition

As of December 31, 2019, we and our generation subsidiaries owned approximately 66.8% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use). New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial condition and results of operations.

In particular, we compete with independent power producers with respect to electricity generation. The independent power producers accounted for 27.3% of total power generation in 2019 and 33.2% of total generation capacity as of December 31, 2019. As of December 31, 2019, there were 20 independent power producers in Korea, excluding renewable energy producers. Private enterprises became permitted to own and operate coal-fired power plants in Korea only after the Ministry of Trade, Industry and Energy approved plans for independent power producers to construct coal-fired power plants under the Sixth Basic Plan announced in February 2013. Under the Eighth Basic Plan announced in December 2017, six coal-fired units under construction with aggregate generation capacity of 6,260 megawatts are scheduled to be completed between 2021 and 2022. While it remains to be seen whether construction of these generation units will be completed as scheduled, if these units were to be completed as scheduled and/or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease, which may have a material adverse effect on our results of operations and financial condition.

In addition, under the Community Energy System adopted by the Government in 2004, a minimal amount of electricity is supplied directly to consumers on a localized basis by independent power producers outside the cost-based pool system. Such system is used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. The purpose of this system is to geographically decentralize electricity supply and thereby reduce transmission losses and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of March 31, 2020, the aggregate generation capacity of suppliers participating in the Community Energy System amounted to less than 1% of that of our generation subsidiaries in the aggregate. We currently do not expect the Community Energy System to be widely adopted, especially in light of the significant level of capital expenditure required for such direct supply. However, if the Community Energy System is widely adopted, it may erode our currently dominant market position in the generation and distribution of electricity in Korea and may have a material adverse effect on our business, results of operations and financial condition.

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

As of December 31, 2019, the legal reserve was Won 1,605 billion and the voluntary reserve was Won 34,785 billion, which consisted of reserve for business expansion of Won 28,968 billion, reserve for investment in social overhead capital of Won 5,277 billion, reserve for research and human development of Won 330 billion and reserve for equalizing dividends of Won 210 billion.

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

Establishment of an University

In light of the Government’s policy for Korea’s southwestern Honam region and in an effort to cultivate talents and establish a research platform for new market expansions, we plan to establish an university in South Jeolla Province. The university is planned to focus on energy studies and is expected to have 100 professors and more than 1,000 students. On April 17, 2020, the Ministry of Education gave us the permission to form a legal entity for the university, and by 2021 the entity will apply for an approval from the Ministry of Education to establish the university. The opening date is tentatively scheduled for 2022. The estimated cost of such project is Won 995 billion until 2025. Although the source of the funding has not yet been finalized, we are endeavoring to secure funds from both the central government and the municipality government. For example, for ten years after the commencement of the university, we anticipate receiving funding (to be used for expenses in operating the school) from the municipality government in the amount of Won 200 billion. We are also currently discussing with the government-wide University Establishment and Support Committee regarding a potential funding from the central government. On August 8, 2019, our Board of Directors resolved to make an initial contribution of Won 60 billion for the promotion, initial operation and the design of the university campus. After taking into account fundings from the municipality and central governments, we anticipate our contribution to the university until 2025 to be approximately Won 480 billion, subject to change depending on the amount of contribution from the central government. We cannot assure you that the magnitude of our expected contribution to the university will not have material adverse effects on our profit margins, results of operations or cash flows.

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

Equity Holdings	Primary Business	Fair Value (1) as of December 31, 2019	Ownership Percentage as of December 31, 2019	Ownership Percentage to be Sold
		(in billions of Won)
KEPCO Engineering & Construction Co., Inc.	Architectural engineering for utility plants	504	65.77	14.77
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering	33	29.00	29.00

Note:

(1)	Fair value has been computed as the product of the closing share price on December 31, 2019 multiplied by the number of shares owned by KEPCO.

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

Item 4.C. Organizational Structure

As of December 31, 2019, we had 119 subsidiaries, 66 associates and 64 joint ventures (not including any special purpose entities).

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

The table below sets forth each of our associates and joint ventures as of December 31, 2019 by name, the percentage of our shareholdings and their principal activities.

	Ownership (Percent)	Principal Activities
Associates:
Korea Gas Corporation(1)	20	Importing and wholesaling LNG
Korea Electric Power Industrial Development Co., Ltd.	29	Electricity metering and others
YTN Co., Ltd.	21	Broadcasting
Cheongna Energy Co., Ltd.	44	Generating and distributing vapor and hot/cold water
Gangwon Wind Power Co., Ltd.(2)	15	Power generation
Hyundai Green Power Co., Ltd.	29	Power generation
Korea Power Exchange(5)	100	Management of power market and others
Hyundai Energy Co., Ltd.(8)	31	Power generation
Ecollite Co., Ltd.	36	Artificial light-weight aggregate
Taebaek Wind Power Co., Ltd.	25	Power generation
Taeback Guinemi Wind Power Co., Ltd.	25	Power generation
Pyeongchang Wind Power Co., Ltd.	25	Power generation
Daeryun Power Co., Ltd.(3)	9	Power generation
Changjuk Wind Power Co., Ltd.	30	Power generation
KNH Solar Co., Ltd.	27	Power generation
SPC Power Corporation	38	Power generation
Gemeng International Energy Co., Ltd.	34	Power generation
PT. Cirebon Electric Power	28	Power generation
KNOC Nigerian East Oil Co., Ltd.(4)	15	Resources development
KNOC Nigerian West Oil Co., Ltd.(4)	15	Resources development
PT Wampu Electric Power	46	Power generation
PT. Bayan Resources TBK	20	Resources development

	Ownership (Percent)	Principal Activities
S-Power Co., Ltd.	49	Power generation
Pioneer Gas Power Limited(7)	39	Power generation
Eurasia Energy Holdings	40	Power generation and resources development
Xe-Pian Xe-Namnoy Power Co., Ltd.	25	Power generation
Hadong Mineral Fiber Co., Ltd.(3)	8	Recycling fly ashes
Green Biomass Co., Ltd.(10)	8	Power generation
PT. Mutiara Jawa	29	Manufacturing and operating floating coal terminal
Samcheok Eco Materials Co., Ltd.(9)	2	Recycling fly ashes
Noeul Green Energy Co., Ltd.	29	Power generation
Naepo Green Energy Co., Ltd.	42	Power generation
Goseong Green Energy Co., Ltd.(2)	1	Power generation
Gangneung Eco Power Co., Ltd.(2)	2	Power generation
Shin Pyeongtaek Power Co., Ltd.	40	Power generation
Heang Bok Do Si Photovoltaic Power Co., Ltd.	28	Power generation
Dongducheon Dream Power Co., Ltd.(14)	34	Power generation
Jinbhuvish Power Generation Pvt. Ltd.(2)	5	Power generation
Daejung Offshore Wind Power Co., Ltd.	50	Power generation
GS Donghae Electric Power Co., Ltd.	34	Power generation
Daegu Photovoltaic Co., Ltd.	29	Power generation
Busan Green Energy Co., Ltd.	29	Power generation
Gunsan Bio Energy Co., Ltd.(2)	19	Power generation
Korea Electric Vehicle Charging Service	28	Electric vehicle charge service
Korea Nuclear Partners Co., Ltd.	29	Electric material agency
Korea Electric Power Corporation Fund(11)	98	Developing electric enterprises
Energy Infra Asset Management Co., Ltd.(3)	10	Asset management
Daegu clean Energy Co., Ltd.	28	Renewable power generation
YaksuESS Co., Ltd	29	Installing ESS related equipment
Nepal Water & Energy Development Company Private Limited(13)	58	Construction and operation of utility plant
Gwangyang Green Energy Co., Ltd.	20	Power generation
PND solar., Ltd	29	Power generation
Hyundai Eco Energy Co., Ltd.(2)	19	Power generation
YeongGwang Yaksu Wind Electric. Co., Ltd(2)	10	Power generation
Green Energy Electricity Generation Co., Ltd.	29	Power generation
Korea Energy Solutions Co., Ltd.	20	R & D
ITR Co., Ltd.	20	R & D
Structure test network Co., Ltd.	20	Technical testing and consulting
Namjeongsusang Solar Power Operation Co., Ltd.(18)	15	Power generation
Indeck Niles Development, LLC(23)	50	Power generation
Indeck Niles Asset Management, LLC	33	Power generation
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	49	Holding company
Suwon New Power Co., Ltd.	40	Power generation
KPGE Inc.	29	Power generation materials business
Gwangbaek Solar Power Investment Co., Ltd.(21)	19	Power generation
Goduk Clean Energy Co., Ltd.(20)	61	Fuel cell generation

	Ownership (Percent)	Principal Activities

Joint Ventures:
KEPCO-Uhde Inc.(6)	53	Power generation
Shuweihat Asia Power Investment B.V.	49	Holding company
Shuweihat Asia Operation & Maintenance Company(6)	55	Maintenance of utility plant
Waterbury Lake Uranium L.P.	33	Resources development
ASM-BG Investicii AD	50	Power generation
RES Technology AD	50	Power generation
KV Holdings, Inc.	40	Power generation
KEPCO SPC Power Corporation(6)	75	Construction and operation of utility plant
Gansu Datang Yumen Wind Power Co., Ltd.	40	Power generation
Datang Chifeng Renewable Power Co., Ltd.	40	Power generation
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	40	Power generation
Rabigh Electricity Company	40	Power generation
Rabigh Operation & Maintenance Company Limited	40	Maintenance of utility plant
Jamaica Public Service Company Limited	40	Power generation
KW Nuclear Components Co., Ltd.	45	Manufacturing
Busan Shinho Solar Power Co., Ltd.	25	Power generation
Global Trade Of Power System Co., Ltd.	29	Exporting products and technology of small or medium business by proxy
Expressway Solar-light Power Generation Co., Ltd.	29	Power generation
Amman Asia Electric Power Company(6)	60	Power generation
KAPES, Inc.(6)	51	R&D
Honam Wind Power Co., Ltd.	29	Power generation
Jeongam Wind Power Co., Ltd.	40	Power generation
Korea Power Engineering Service Co., Ltd.	29	Construction and service
Chun-cheon Energy Co., Ltd.	30	Power generation
Yeonggwangbaeksu Wind Power Co., Ltd.(3)	15	Power generation
Nghi Son 2 Power LLC	50	Power generation
Kelar S.A(6)	65	Power generation
PT. Tanjung Power Indonesia	35	Power generation
Incheon New Power Co., Ltd.	29	Power generation
Seokmun Energy Co., Ltd.	29	Power generation
Daehan Wind Power PSC	50	Power generation
Barakah One Company(12)	18	Power generation
Nawah Energy Company(12)	18	Operation of utility plant
MOMENTUM	33	International thermonuclear experimental reactor construction management
Daegu Green Power Co., Ltd	29	Power generation
Yeonggwang Wind Power Co., Ltd.	46	Power generation
Chester Solar IV SpA	45	Power generation
Chester Solar V SpA	45	Power generation
Diego de Almagro Solar SpA	45	Power generation
South Jamaica Power Company Limited	20	Power generation
Daesan Green Energy Co., Ltd.	35	Power generation
RE Holiday Holdings LLC	50	Power generation
RE Pioneer Holdings LLC	50	Power generation

	Ownership (Percent)	Principal Activities
RE Barren Ridge 1 Holdings LLC	50	Power generation
RE Astoria 2 LandCo LLC	50	Power generation
RE Barren Ridge LandCo LLC	50	Power generation
Laurel SpA	45	Power generation
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd(3)	12	Power generation
Chile Solar JV SpA	50	Power generation
Taebaek Gadeoksan Wind Power Co., Ltd.	38	Power generation
Cheong-Song Noraesan Wind Power Co., Ltd.	29	Power generation
Chester Solar I SpA	45	Power generation
Solar Philippines Calatagan Corporation	38	Power generation
Saemangeum Solar Power Co., Ltd.(22)	81	Power generation
Chungsongmeon BongSan wind power Co., Ltd.	29	Power generation
Jaeun Resident Wind Power Plant Co., Ltd.	29	Power generation
DE Energia SpA	49	Power generation
Dangjin Eco Power Co., Ltd. (newly)(15)	34	Power generation
Haemodum Solar Co., Ltd.	49	Power generation
Yangyang Wind Power Co., Ltd.(17)	100	Power generation
HORUS SOLAR, S.A. DE C.V.(19)	15	Renewable power generation
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.(19)	15	Renewable power generation
SUNMEX RENOVABLES, S.A. DE C.V.(19)	15	Renewable power generation
Stavro Holding II AB	20	Holding company

Notes:

(1)	The effective percentage of ownership (excluding the treasury stocks) is 21.57%.
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
(15)

Eumseong Natural Gas Power Co., Ltd. and Dangjin Eco Solar Power Co., Ltd. were established by spin-off from Dangjin Eco Power Co., Ltd. After the spin-off, Eumseong Natural Gas Power Co., Ltd. was merged and absorbed by us during December 2019.

(16)

Daejung Offshore Wind Power Co., Ltd. and GS Donghae Electric Power Co., Ltd. are reclassfied from joint ventures to associates, and Jeongam Wind Power Co., Ltd. and Korea Power Engineering Service Co., Ltd. are reclassified from associates to joint ventures during the year ended December 31, 2019.

(17)

The temporary percentage of ownership is more than 50% due to differences in the timing of the payment. We are expected to exert significant influence after payment is completed in the first quarter of 2020.

(18)

The effective percentage of ownership is less than 20%. However, we consider the major decision-making body to be the general decision of the board of directors, and the general decision of the board of directors can be passed only by two directors. For this reason, the entities are classified as an associate.

(19)

The effective percentage of ownership is less than 20%. However, according to the shareholders’ agreement, decisions on the major activities must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures

(20)

The effective percentage of ownership is 61%. However, it seems we don’t have power on the Goduk Clean Energy Co., Ltd. due to its proportion to make decisions, which is less than 50%. We can exercise significant influence on the entity by participating in the board of directors and others. Therefore the entity is classified as an associate.

(21)	The effective percentage of ownership is less than 20%. However, we can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.
(22)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all operation related decisions must be agreed by all ownership parties. For this reason, the entity is classified as a joint venture.

(23)

Although the investment amount is not paid as of December 31, 2019, we have an investment agreement on 50% of the interests. We can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

Item 4.D. Property, Plant and Equipment

Our property consists mainly of power generation, transmission and distribution equipment and facilities in Korea. See Item 4.B. “Business Overview—Power Generation,” “—Transmission and Distribution” and “—Capital Investment Program.” In addition, we own our corporate headquarters building complex at 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea. As of December 31, 2019, the net book value of our property, plant and equipment was Won 164,702 billion. As of December 31, 2019, investment property, which is accounted for separately from our property, plant and equipment, amounted to Won 159 billion. No significant amount of our properties is leased. There are no material encumbrances on our properties, including power generation, transmission and distribution equipment and facilities.

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

During 2019, we completed the sales of 270 properties (including residential properties, storage spaces, and substation lots that are located in Korea) which are not directly related to our operations for an aggregate sale price of approximately Won 55 billion. The book value of such properties amounted to Won 32 billion, representing 0.3% of our total real properties as of December 31, 2019. The foregoing sales reflect our ongoing efforts to improve our financial soundness through debt reduction and enhance our management efficiency, selling noncore properties that have no direct relations to electricity facilities.

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

If fuel prices were to rise substantially and rapidly in the future, such rise may have a material adverse effect on our results of operations and profitability. For example, the net losses between 2018 and first half of 2019, were largely due to sustained rises in fuel costs that were neither timely nor sufficiently offset by a corresponding rise in electricity tariff rates. In part to address these concerns, the Government from time to time increases the electricity tariff rates. However, such increases may be insufficient to fully offset the adverse impact from the rise in fuel costs, and since such increases typically require lengthy public deliberations in order to be implemented, the tariff increases often occur with a significant time lag and as a result our results of operations and cash flows may suffer. On the other hand, if fuel prices decrease, substantial political pressure may lead the Government to lower the level of electricity tariff in a relatively shorter period of time due to the lack of public opposition, which could negatively affect our profit margins and in turn our financial condition and results of operations.

In addition, we expect complying with the Government environmental-related initiatives and regulations to continue to involve significant costs and resources on our part, which may adversely affect our results of operation, financial condition and cash flows. For example, we have spent approximately Won 710 billion for the greenhouse gas emission allowances in 2019, compared to Won 53 billion in 2018, and we anticipate that such cost will continue to increase in 2020 and thereafter. Further, as we are required to supply increasing amount of renewable energy, we expect that the environmental-related risks will continue to increase.

The results of our operations are largely affected by the following factors:

•	demand for electricity;

•	electricity rates we charge to our customers;

•	fuel costs;

•	costs of complying with the environmental-related policies and regulations; and

•	the exchange rates of Won against other foreign currencies, in particular the U.S. dollar.

Demand for Electricity

Our sales are largely dependent on the level of demand for electricity in Korea and the rates we charge for the electricity we sell.

Demand for electricity in Korea grew at a compounded average rate of 1.8% per annum for the five years ended December 31, 2019. According to the Bank of Korea, the compounded growth rate for GDP was approximately 2.7% for the same period. The GDP growth rate was approximately 3.1%, 2.7% and 2.0% during 2017, 2018 and 2019, respectively.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s GDP and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year basis.

	2015	2016	2017	2018	2019
Growth in GDP	2.8%	2.9%	3.1%	2.7%	2.0%
Growth in electricity consumption	1.3%	2.8%	2.2%	3.6%	(1.1%)

Demand for electricity may be categorized either by the type of its usage or by the type of customers. The following describes the demand for electricity by the type of its usage, namely, industrial, commercial and residential:

•

The industrial sector represents the largest segment of electricity consumption in Korea. Demand for electricity from the industrial sector was 289,240 gigawatt hours in 2019, representing a 1.3% decrease from 2018, largely due to the changes in the business environment resulting from the U.S.-China trade disputes and the Japanese export restrictions against Korea during 2019.

•

Demand for electricity from the commercial sector depends largely on the level and scope of commercial activities in Korea. Demand for electricity from the commercial sector decreased to 116,227 gigawatt hours in 2019, representing a 0.6% decrease from 2018 largely due to the decrease in the commercial electricity usage for air conditioning and heating as a result of a more temperate weather.

•

Demand for electricity from the residential sector is largely dependent on population growth and use of heaters, air conditioners and other electronic appliances. Demand for electricity from the residential sector increased to 72,639 gigawatt hours in 2019, representing a 0.4% decrease compared to 2018, largely due to a decrease in household electricity usage for air conditioning and heating as a result of a more temperate weather. For a discussion on demand by the type of customers, see Item 4.B. “Business Overview—Sales and Customers—Demand by the Type of Usage.” Since our inception, we have had the predominant market share in terms of electricity generated in Korea.

Since our inception, we have had the predominant market share in terms of electricity generated in Korea. As for electricity we purchase from the market for transmission and distribution to our end-users, our generation subsidiaries accounted for 77.8%, 74.0% and 73.2% in 2017, 2018 and 2019, respectively, while the remainder was accounted for by independent power producers. As for transmission and distribution of electricity, we have historically handled, expect to continue to handle, substantially all of such activities in Korea.

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

From time to time, our actual rate of return on invested capital may differ significantly from the fair rate of return on invested capital assumed for the purposes of electricity tariff approvals, for reasons, among others, related to movements in fuel prices, exchange rates and demand for electricity that differs from what is assumed for determining our fair rate of return. For example, between 1987 and 1990, the actual rate of return was above the fair rate of return due to declining fuel costs and rising demand for electricity at a rate not anticipated for purposes of determining our fair rate of return. Similarly, depreciation of the Won against the U.S. dollar accounted for our actual rates of return being lower than the fair rate of return for the period from 1996 to 2000. For the period between 2006 and 2013, our actual rates of return were lower than the fair rate of return largely due to a general increase in fuel costs and additional facility investment costs incurred, the effects of which were not offset by timely increases in our tariff rates. Between 2014 and 2016, however, largely due to the decrease in fuel costs reflective of the drop in oil prices, our actual rate of return has surpassed the fair rate of return; however, substantially all of the resulting excess has been used to fund capital expenditure and repair and maintenance, as well as to offer tariff discounts to economically or otherwise disadvantaged customers, and investments in renewable energy and other environmental programs.

Partly in response to the variance between our actual rates of return and the fair rates of return, the Government from time to time increases the electricity tariff rates, but there typically is a significant time lag for the tariff increases as such increases requires a series of deliberation processes and administrative procedures and the Government also has to consider other policy considerations, such as the inflationary effect of overall tariff increases and the efficiency of energy use from sector-specific tariff increases.

In the past, the Government effected tariff increases that typically covered all sectors, namely, residential, commercial and industrial. No cross-sector tariff increase has been implemented since November 2013, largely due to the downward trend in fuel costs. However, effective January 1, 2017, the Government made several adjustments to the existing rate structure in order to ease the burden of electricity tariff on residential consumers. First, the progressive rate structure applicable to the residential sector, which applies a gradient of increasing tariff rates for heavier electricity usage, was changed from a six-tiered structure with the highest rate being no more than 11.7 times the lowest rate (which gradient system has been in place since 2005) into a three-tiered structure with the highest rate being no more than three times the lowest rate in order to reflect the changes in the pattern of electricity consumption and reduce the electricity charges payable by consumers. Second, a new tariff structure was implemented to encourage energy saving by offering rate discounts to residential consumers that voluntarily reduce electricity consumption while charging special high rates to residential consumers with heavy electricity consumption during peak usage periods in the summer and the winter. Additionally, during July and August 2018, the Government reduced residential electricity charges by temporarily relaxing the application of the current tariff structure and offering higher rate discounts to economically or otherwise disadvantaged customers to ease the burden on households that have significantly increased their use of air conditioners during a heatwave. Subsequently, a joint task force team, consisting of industry experts, scholars and government officials, was formed, which announced three proposals for amending the current tariff structure aimed to lower electricity rates for households during the summer. As a result, in July 2019, the residential electricity tariff rate system was amended to expand the usage ceiling for the first two tiers of rates (from 200 kilowatts to 300 kilowatts for the first tier and from 400 kilowatts to 450 kilowatts for the second tier) applied during July and August each year. Further, in December 2019, the rate discounts offered to residential consumers who voluntarily reduced electricity consumption and those offered to traditional wet markets were abolished, with a temporary relief granted to the traditional wet markets committed to energy efficiency. The rate discount for electric vehicles will be gradually terminated in phases by June 2022. The effects of such adjustments on us are uncertain, and there can be no assurance that it will not have an adverse impact on our business, results of operations, financial condition and profitability. We plan to prepare a proposition for a sustainable tariff system designed to mitigate the financial burden on us. Though the timeline is subject to change, we are tentatively aiming to prepare the proposition by the first half of 2020, which will include (1) a reasonable adjustment of the rate discount applicable to the residential customers with low electricity usage and (2) an introduction of the tariff system to the residential sector where the rates change depending on the demand in a given season or time (namely, the “time-of-use tariff”). Despite the efforts, however, the downward tariff rate adjustments may change our revenues from the sale of electricity and accordingly have a material adverse effect on our results of operation and cash flows..

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

Fuel costs constituted 31.7%, 34.5% and 31.6% of our cost of sales, and the ratio of fuel costs to our sales was 27.8%, 33.5% and 31.2% in 2017, 2018 and 2019, respectively. Substantially all of the fuel (except for anthracite coal) used by our generation subsidiaries is imported from outside of Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. Pursuant to the terms of our long-term supply contracts, prices are adjusted from time to time subject to prevailing market conditions. See Item 4.B. “Business Overview—Fuel.”

Uranium accounted for 34.8%, 31.9% and 35.7% of our fuel requirements in 2017, 2018 and 2019, respectively. Coal accounted for 53.3%, 53.2% and 51.8% of our fuel requirements in 2017, 2018 and 2019, respectively. LNG accounted for 8.7%, 11.2% and 9.5% of our fuel requirements in 2017, 2018 and 2019, respectively. Oil accounted for 1.2%, 1.4% and 0.5% of our fuel requirements in 2017, 2018 and 2019, respectively. In each case, the fuel requirements are measured by the amount of electricity generated by us and our generation subsidiaries and do not include electricity purchased from independent power producers. In order to ensure stable supplies of fuel materials, our generation subsidiaries enter into long-term and medium-term contracts with various suppliers and supplement such supplies with fuel materials purchased on spot markets.

The price of bituminous coal, which represents our largest fuel requirement, fluctuates significantly from time to time. In 2019, approximately 81% of the bituminous coal requirements of our generation subsidiaries were purchased under long-term contracts and the remaining 19% purchased on the spot market. The average weekly spot price of “free on board” Newcastle coal 6000 GAR published by Bloomberg (Bloomberg Ticker: COASNE60) decreased from US$107.53 per ton in 2018 to US$77.49 per ton in 2019 and to US$69.48 per ton as of March 30, 2020. If the price of bituminous coal were to sharply rise, our generation subsidiaries may not be able to secure their respective bituminous coal supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in fuel cost.

From 2017 to 2019, the prices of oil and LNG fluctuated significantly. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil increased from US$53.1 per barrel in 2017 to US$69.3 per barrel in 2018, and decreased to US$63.22 per barrel in 2019 and to US$22.51 per barrel as of March 30, 2020. While there was a significant decrease in the price of crude oil recently, there is no guarantee that this trend will continue.

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

Movements of the Won against the U.S. Dollar and Other Foreign Currencies

Korean Won has fluctuated significantly against major currencies from time to time. For fluctuations in exchange rates, see Item 3.A. “Selected Financial Data—Currency Translations and Exchange Rates.” In particular, Korean Won underwent substantial fluctuations during the recent global financial crisis, and remains subject to significant volatility. The Noon Buying Rate per one U.S. dollar increased from Won 1,067.4 on December 31, 2017 to 1,112.9 on December 31, 2018 and increased again to Won 1,155.5 on December 31, 2019 and to Won 1,217.8 as of April 17, 2020. In 2018 and 2019, the Won generally depreciated against U.S. dollar and other foreign currencies, and such depreciation may result in a significant increase in the cost of fuel materials and equipment purchased from overseas as well as the cost of servicing our foreign currency debt. As of December 31, 2019, 17.5% of our long-term debt (including the current portion but excluding issue discounts and premium) without taking into consideration of swap transactions was denominated in foreign currencies, principally U.S. dollars. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in U.S. dollars. Since a substantial portion of our revenues is denominated in Won, we must generally obtain foreign currencies through foreign currency-denominated financings or from foreign currency exchange markets to make such purchases or service such debt, fulfill our obligations under existing overseas investments and make new overseas investments. As a result, any significant depreciation of Won against U.S. dollar or other foreign currencies will have a material adverse effect on our profitability and results of operations. See Item 3.D. “Risk Factors—Risks Relating to KEPCO—The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.”

Recent Accounting Changes

New Amendments Adopted

New amendments to IFRS and other accounting standards are set forth below.

IFRS 16 ‘Leases’

IFRS 16 replaces existing leases guidance, including IAS 17 ‘Lease’, IFRIC 4 ‘Determining whether an Arrangement contains a Lease’, SIC-15 ‘Operating Leases – Incentives’ and SIC-27 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17.

We have adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. We have elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘leases of low-value assets’).

The impacts on our consolidated statements of financial position on the date of initial application (January 1, 2019) are as follows:

In millions of Won	Original carrying amount under IAS 17		Adjustment	New carrying amount under IFRS 16
Assets
Current assets
Cash and cash equivalents	￦	1,358,345	—	1,358,345
Current financial assets, net		2,359,895	—	2,359,895
Trade and other receivables, net		7,793,592	—	7,793,592
Inventories, net		7,188,253	—	7,188,253
Income tax refund receivables		143,214	—	143,214
Current non-financial assets		878,888	(3,021)	875,867
Assets held-for-sale		22,881	—	22,881

Total current assets		19,745,068	(3,021)	19,742,047

Non-current assets
Non-current financial assets, net		2,113,613	—	2,113,613
Non-current trade and other receivables, net		1,819,845	(10)	1,819,835
Property, plant and equipment, net		152,743,194	4,947,947	157,691,141
Investment properties, net		159,559	—	159,559
Goodwill		2,582	—	2,582
Intangible assets other than goodwill, net		1,225,942	—	1,225,942
Investments in associates		4,064,820	—	4,064,820
Investments in joint ventures		1,813,525	—	1,813,525
Deferred tax assets		1,233,761	—	1,233,761
Non-current non-financial assets		327,152	(1,332)	325,820

Total non-current assets		165,503,993	4,946,605	170,450,598

Total Assets	￦	185,249,061	4,943,584	190,192,645

In millions of Won	Original carrying amount under IAS 17		Adjustment	New carrying amount under IFRS 16
Liabilities
Current liabilities
Trade and other payables, net	￦	6,405,395	510,304	6,915,699
Current financial liabilities, net		7,981,879	—	7,981,879
Income tax payables		285,420	—	285,420
Current non-financial liabilities		5,574,041	—	5,574,041
Current provisions		1,594,798	—	1,594,798

Total current liabilities		21,841,533	510,304	22,351,837

Non-current liabilities
Non-current trade and other payables, net		2,941,696	4,433,280	7,374,976
Non-current financial liabilities, net		53,364,911	—	53,364,911
Non-current non-financial liabilities		8,160,033	—	8,160,033
Employee benefits liabilities, net		1,645,069	—	1,645,069
Deferred tax liabilities		9,617,309	—	9,617,309
Non-current provisions		16,585,748	—	16,585,748

Total non-current liabilities		92,314,766	4,433,280	96,748,046

Total Liabilities(*)	￦	114,156,299	4,943,584	119,099,883

Equity
Contributed capital	￦	4,053,578	—	4,053,578
Retained earnings		51,519,119	—	51,519,119
Other components of equity		14,171,228	—	14,171,228

Equity attributable to owners of the controlling company		69,743,925	—	69,743,925
Non-controlling interests		1,348,837	—	1,348,837

Total Equity	￦	71,092,762	—	71,092,762

Total Liabilities and Equity	￦	185,249,061	4,943,584	190,192,645

(*)

The adjustment from the total liabilities amounting to Won 4,943,584 is a present value of operating lease payment as of December 31, 2018, discounted by weighted average interest rate of lessee’s incremental borrowing rate as of January 1, 2019, and deducted by the present value of short-term leases and low-value asset leases payments.

We have lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

Before adoption of IFRS 16, we, as a lessee, classified a lease contract as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to us; otherwise as an operating lease. Upon adoption of IFRS 16, we applied a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which has been applied by us.

The significant accounting policies applied by us in preparation of its consolidated financial statements are described in Note 3.(8) to our consolidated financial statements included in this annual report.

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

Sale and Purchase of Electricity

We sell electricity to customers and accounts for the generation, transmission and distribution of electricity together as a single performance obligation. We recognize sale of electricity at a point in time when electricity has been distributed to the customer. Our transaction price includes variable considerations due to the progressive electricity billing system, discounts on electricity bills for government policy purposes and penalties as well as a result of customer usage patterns, customer mix, meter reading schedules, weather and other factors. Variable consideration is estimated by using the expected value method, which predicts the amount of consideration to which we will be entitled. We recognize variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved, which is when the customer is billed.

Construction Contracts

We provide services for power plant construction and engineering, procurement and construction (“EPC”), where each contract has a single performance obligation and is recognized over time on the estimated progress to completion of the construction using the cost-based input method. We believe using the cost-based input method represents a faithful depiction of the transfer of services to the customer. Costs incurred towards contract completion include costs associated with direct materials, labor, and other indirect costs related to contract performance. Judgment is required in estimating the costs expected to incur in completing the construction projects, which in turn involves estimating future materials, labor, contingencies and other related costs. Revenue is estimated based on the contractual amount; however, it can also be affected by uncertainties resulting from unexpected future events.

We recognize revenue in advance of billing the customer, which results in the recording of a contract asset. Once we meet the billing criteria and our rights to consideration become unconditional, the contract asset is then transferred to trade receivable. Billing requirements are generally structured around the completion of certain construction milestones. On some instances, contract liability is recognized when we receive consideration before being able to recognize revenue. Once revenue recognition conditions are met, the contract liability is subsequently released to revenue.

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

As of December 31, 2017, we had Won 395 billion of net amounts as liabilities. As of December 31, 2018, we had Won 210 billion of net amounts as liabilities. As of December 31, 2019, we had Won 141 billion of net amounts as assets. Changes in the estimated discount factor or cash flow, or changes in the assumptions and judgments by management underlying these estimates, may cause material revisions to the estimated total gain or loss effect of derivative instruments, which could have a material effect on the recorded asset or liability.

Our derivative financial instruments are entered into with major financial institutions, thereby minimizing the risk of credit loss from each counter party.

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

As of December 31, 2017, 2018 and 2019, we had a liability for decommissioning costs in the amounts of Won 15,985 billion, Won 16,364 billion and Won 19,237 billion, respectively. Changes in the estimated costs or timing of decommissioning, or changes in the assumptions and judgments by management underlying these estimates, may cause material revisions to the estimated total cost to decommission these facilities, which could have a material effect on the recorded liability. We used discount rates of 2.94%, 2.94% and 2.43% and inflation rates of 1.21%, 1.21% and 1.10% when calculating the decommissioning cost liability of nuclear plants recorded as of December 31, 2017, 2018 and 2019, respectively. In addition, the following is a sensitivity analysis of the potential impact on decommissioning costs from a 0.1% increase or decrease in each of the inflation rate and the discount rate, assuming that all other aforementioned assumptions remain constant:

	Sensitivity to inflation rate			Sensitivity to discount rate
	+0.10%		-0.10%	+0.10%	-0.10%
	(in billions of Won)
Increase (decrease) of liability for decommissioning costs	￦	400	￦ (389)	￦ (368)	￦	379

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

As of December 31, 2017, 2018 and 2019, we had liabilities of Won 180 billion, Won 148 billion and Won 153 billion, respectively, for inspection and disposal costs related to the decontamination of existing transformers.

The estimates and assumptions used by our management to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

Changes in the estimated costs or changes in the assumptions and judgments underlying these estimates may cause material revisions to the estimated total costs, which could have a material effect on our recorded liability. When calculating the provision for the decontamination of our transformers, we used a discount rate of 2.55% and an inflation rate of 1.23% as of December 31, 2017, a discount rate of 2.18% and an inflation rate of 1.27 % as of December 31, 2018 and a discount rate of 1.97% and an inflation rate of 1.09% as of December 31, 2019.

Deferred Tax Assets

In assessing the realizability of the deferred tax assets, our management considers whether it is probable that a portion or all of the deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent on whether we are able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Our management has scheduled the expected future reversals of the temporary differences and projected future taxable income in making this assessment. Based on these factors, our management believes that it is probable that we will realize the benefits of these temporary differences as of December 31, 2019. However, the amount of deferred tax assets that is realized may be different if we do not realize estimated future taxable income during the carry forward periods as originally expected.

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

The estimated useful lives of our property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	2 ~ 32
Vehicles	3 ~ 8
Loaded heavy water	30
Asset retirement costs	18, 30, 40, 60
Right-of-use assets	1 ~ 32
Ships	9
Others	4~15

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

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss. The recoverability of a cash-generating unit is assessed by comparing the carrying amount of the cash-generating unit with its value-in-use (“VIU”) amount measured using the discounted cash flow model.

In the event that an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, ensuring that such carrying amount increase does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or the cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

The assessment of impairment is a critical accounting estimate, because significant management judgment is required to determine: (i) whether an indicator of impairment has occurred, (ii) how assets should be grouped, and (iii) the recoverable amount (including the preparation of the VIU estimate) of the asset or asset group in the case of impairment. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, we may record impairment charges, resulting in lower profits. Our management uses its best estimate in making these evaluations and considers various factors, including the future sales volume, unit sales price, cost of power purchase and discount rate. However, actual market prices and operating costs could vary from those used in the impairment evaluations, and the impact of such variations could be material. For the year ended December 31, 2017, we performed impairment tests on individual assets of KOMIPO and KOWEPO, both of which are wholly owned subsidiaries, due to potential indicators of impairment. For the year ended December 31, 2018, we performed impairment tests on individual assets of KHNP and KOWEPO due to potential indication of impairment. For the year ended December 31, 2019, we performed impairment tests on land and others of KEPCO Bylong Australia Pty., Ltd. due to potential indication of impairment. Accordingly, we recognized the amount by which the carrying amount exceeds its recoverable amount as impairment loss on our consolidated statements of comprehensive income. See Note 18 of the notes to our consolidated financial statements included in this annual report for further information.

Accrual for Loss Contingencies for Legal Claims

We are involved in legal proceedings regarding matters arising in the ordinary course of business. In relation to these matters, as of December 31, 2019, we and our subsidiaries were engaged in 586 lawsuits as a defendant and 199 lawsuits as a plaintiff. The total amount claimed against us and our subsidiaries was Won 698 billion and the total amount claimed by us was Won 707 billion as of December 31, 2019. As of December 31, 2019, our provisions for these legal claims amounted to Won 88 billion. These provisions are adjusted when events or circumstances cause these judgments or estimates to change.

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

Consolidated Results of Operations

2019 Compared to 2018

In 2019, our consolidated sales, which is principally derived from the sale of electric power, decreased by 2.4% to Won 58,568 billion in 2019 from Won 60,033 billion in 2018, primarily reflecting a decrease in sales of electric power. Our sale of electric power decreased by 1.7% to Won 56,895 billion for 2019 from Won 57,898 billion for 2018, primarily due to a decrease in the volume of electricity sold and a decline in the average unit sales price. The volume of electricity sold decreased by 1.1% to 520,499 gigawatt hours in 2019 from 526,149 gigawatt hours in 2018, primarily due to a 1.3% decrease in the volume of electricity sold to the industrial sector, which represents the largest segment of electricity consumption in Korea, to 289,240 gigawatt hours in 2019 from 292,999 gigawatt hours in 2018; a 0.6% decrease in the volume of electricity sold to the commercial sector, which represents the second largest segment of electricity consumption in Korea, to 116,227 gigawatt hours in 2019 from 116,934 gigawatt hours in 2018; and a 0.4% decrease in the volume of electricity sold to the residential sector to 72,639 gigawatt hours in 2019 from 72,895 gigawatt hours in 2018. The decrease in the volume of electricity sold to the industrial sector was primarily due to the changes in the business environment resulting from the U.S.-China trade disputes and the Japanese export restrictions against Korea during 2019. The decrease in the volume of electricity sold to the commercial sector was primarily due to the decrease in the commercial electricity usage for air conditioning and heating as a result of a more temperate weather. The decrease in the volume of electricity sold to the residential sector was primarily due to a decrease in household electricity usage for air conditioning and heating as a result of a more temperate weather. Average unit sales price decreased by 0.08% to Won 108.66 per kilowatt-hour in 2019 from Won 108.75 per kilowatt-hour in 2018, primarily due to a decrease in the average tariff resulting from a rate discount applicable to households during the summer of 2019. Our sales of construction services decreased by 27.4% to Won 1,265 billion in 2019 from Won 1,742 billion in 2018, primarily due to a decrease in sales amount recorded from the ongoing construction of our nuclear complex construction projects in the United Arab Emirates as the construction projects progress over time. In addition to the above factors, our operating results were partly affected by sustained rises in fuel costs that were neither timely nor sufficiently offset by a corresponding rise in electricity tariff rates during the first half of 2019.

Our consolidated cost of sales, which is principally derived from the purchase of power from independent power producers and to a lesser extent, from raw materials used and depreciation, decreased by 0.7%, to Won 57,780 billion in 2019 from Won 58,208 billion in 2018, primarily due to a 0.2% decrease in power purchase and a 12.6% decrease in raw material used, which was partially offset by a 10.8% increase in depreciation and a 20.4% increase in other cost of sales, primarily due to an increase in the price of the greenhouse gas emission allowances and related costs.

Power purchase, which accounted for 31.6% and 31.5% of our cost of sales in 2019 and 2018, respectively, decreased by 0.2% to Won 18,270 billion in 2019 from Won 18,307 billion in 2018, primarily due to a 2.7% decrease in the LNG consumption tax, resulting in a decrease in the cost of purchasing LNG.

Raw materials used, which accounted for 29.6% and 33.6% of our cost of sales in 2019 and 2018, respectively, decreased by 12.6% to Won 17,084 billion in 2019 from Won 19,538 billion in 2018, largely due to an increased utilization rate of nuclear generation units, resulting in less raw materials used.

Depreciation expense, excluding amortization of nuclear fuel charged to fuel costs in the amounts of Won 1,050 billion and Won 923 billion in 2019 and 2018, respectively, increased by 10.5% to Won 9,684 billion in 2019 from Won 8,760 billion in 2018 primarily due to additional property, plant and equipment acquired in relation to the construction of new generation facilities pursuant to our capital investment program.

Other cost of sales increased by 20.4% to Won 2,613 billion in 2019 from Won 2,170 billion in 2018 primarily due to an increase in the price of the greenhouse gas emission allowances and related costs, as such allowances previously allocated free of charge diminish over time. For example, we have spent approximately

Won 710 billion for the greenhouse gas emission allowances in 2019, compared to Won 53 billion in 2018. For further information, please see Item 4.B. “Business Overview—Environmental Programs.”

As a cumulative result of the foregoing factors, our consolidated gross profit decreased by 56.8% to Won 788 billion in 2019 from Won 1,825 billion in 2018, and our consolidated gross profit margin decreased to 1.3% in 2019 from 3.0% in 2018. The decreases in our consolidated gross profit and consolidated gross profit margin were largely attributable to a 2.4% decrease in our consolidated sales (which was mainly due to 1.1% decrease in the volume of electricity sold and a 27.4% decrease in the sales of construction services), which were partially offset by a 0.7% decrease in cost of sales (which was primarily due to 0.2% decrease in power purchase, a 12.6% decrease in raw materials used and a 4.5% decrease in welfare and benefit expenses, which were in turn partially offset by the 10.8% increase in depreciation and a 20.4% increase in other cost of sales).

Our consolidated selling and administrative expenses increased by 1.6% to Won 2,670 billion in 2019 from Won 2,628 billion in 2018, largely due to an increase in the retirement benefit expenses and other labor-related costs.

Our consolidated other income, net of expenses, increased by 2.3% to Won 756 billion in 2019 from Won 739 billion in 2018, mainly as a result of an increase in reversal of provisions and compensation and reparations revenue.

Our consolidated net other losses decreased to Won 582 billion in 2019 from net other losses of Won 621 billion in 2018, primarily due to the fact that impairment losses of Won 703 billion related to Wolsong #1 and Shin-Hanul #3 and #4 were recognized in 2018, compared to Won 3,819 million in 2019, the effect of which was partially offset by the impairment loss of Won 514 billion related to the mining rights of KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. in 2019.

As a cumulative result of the foregoing factors, our consolidated operating profit (loss) decreased by 149.3% to an operating loss of Won 1,708 billion in 2019 from an operating loss of Won 685 billion in 2018, and our consolidated operating income margin decreased to (2.9)% in 2019 from (1.1)% in 2018. These decreases were mainly due to a decrease in sales resulting from a weakened domestic economy, a general decline in electricity sales due to a decreased demand for air conditioning and heating, an increase in depreciation expense and an increase in the cost of greenhouse gas emission allowances.

Our consolidated finance expenses, net, increased by 5.9% to Won 1,772 billion in 2019 from Won 1,674 billion in 2018, primarily as a result of an increase in the interest expenses due to increased borrowings and bond issuances.

Our consolidated profit of associates or joint ventures using equity method decreased by 40.2% to Won 214 billion in 2019 from Won 358 billion in 2018, primarily due to a decline in sales and revenue of certain of our associates and joint ventures abroad and losses from Korea Gas Corporation’s overseas equity investments.

As a cumulative result of the foregoing factors, our consolidated profit (loss) before income taxes decreased by 63.2% to a loss of Won 3,266 billion in 2019 from a loss of Won 2,001 billion in 2018.

Our income tax benefit increased significantly to Won 1,002 billion in 2019 from Won 826 billion in 2018, largely as a result of the decrease in our profit before income taxes. Our effective tax rate, which represents tax expense as a percentage of profit before income taxes, was not calculated for income tax benefit caused by net operating losses in 2019 and 2018 and was 60.1% in 2017. See Note 41 to our financial statements included in this annual report.

As a cumulative result of the above factors, our consolidated loss increased by 92.7% to a loss of Won 2,264 billion in 2019 from a loss of Won 1,175 billion in 2018. Our consolidated net profit margin also decreased to (3.9)% in 2019 from (2.0)% in 2018. Our loss attributable to the owners of the company was a loss of Won 2,346 billion in 2019 compared to a loss of Won 1,315 billion in 2018.

We reported consolidated other comprehensive income of Won 135 billion in 2019 compared to consolidated other comprehensive loss of Won 107 billion in 2018, largely due to an increase in the remeasurement of defined benefit liability, net of tax, and foreign currency translation gain of foreign operations, net of tax.

As a cumulative result of the above factors, our consolidated total comprehensive loss increased by 66.1% to a loss of Won 2,128 billion in 2019 from a loss of Won 1,282 billion in 2018.

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

Our consolidated net other losses increased significantly to Won 621 billion in 2018 from net other gains of Won 157 billion in 2017, primarily due to an increase in impairment loss on property, plant and equipment, largely resulting from the early retirement of Wolsong#1 unit and a recognition of impairment loss related to Shin-Hanul #3 and #4 units.

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

Segment Results

We operate the following business segments: transmission and distribution, nuclear power generation and thermal power generation and all others. The transmission and distribution segment, which is operated by us, the parent company, consists of operations related to the transmission, distribution and sale to end-users of electricity purchased from our generation subsidiaries as well as from independent power producers. The power generation segment, which is operated by our one nuclear generation subsidiary and five non-nuclear generation subsidiaries, consists of operations related to the generation of electricity sold to us through the Korea Power Exchange. The transmission and distribution segment and the power generation segment together represent our electricity business. The remainder of our operation is categorized as “all others.” The all other segment consists primarily of operations related to the plant maintenance and engineering service, information services, and sales of nuclear fuel, communication line leasing, overseas businesses and others. In 2017, 2018 and 2019, the unaffiliated revenues of the power generation segment (representing the six generation subsidiaries) and all our other revenues in the aggregate amounted to only 3.2%, 2.9% and 2.7% of our consolidated revenues, respectively, and the results of operations for our business segments substantially mirror our consolidated results of operations. For further information, see Note 4 of the notes to our consolidated financial statements included in this annual report.

Item 5.B.	Liquidity and Capital Resources

We expect that our capital requirements, capital resources and liquidity position may change in the course of implementing the Restructuring Plan. See Item 4.B. “ —Business Overview—Restructuring of the Electric Power Industry in Korea” and Item 3D. “Risk Factors—Risks Relating to KEPCO— The Government may adopt policy measures to substantially restructure the Korean electric power industry or our operational structure, which may have a material adverse effect on our business, operations and profitability.”

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

Our total capital expenditures for the construction of generation, transmission and distribution facilities were Won 13,711 billion, Won 13,695 billion and Won 15,795 billion in 2017, 2018 and 2019, respectively, and under our current budgets, are estimated to be approximately Won 16,211 billion, Won 17,529 billion and Won 17,002 billion, in 2020, 2021 and 2022, respectively. We plan to finance our capital expenditures primarily through issuance of securities in the capital markets, borrowings from financial institutions and construction grants.

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

Fuel Purchases

We require significant funds to finance our operations, principally in relation to the purchase of fuels by our generation subsidiaries for generation of electricity. In 2017, 2018 and 2019, fuel costs constituted 31.7%, 34.5% and 31.6% of our cost of sales and the ratio of fuel costs to our sales was 27.8%, 33.5% and 31.2%, respectively. We plan to fund our fuel purchases primarily with net operating cash, although in cases of rapid increases in fuel prices as is the case from time to time, we may also rely on borrowings from financial institutions and issuance of debt securities in the capital markets.

Repayment of Existing Debt

Payments of principal and interest on indebtedness will require considerable resources. The table below sets forth the scheduled maturities of the outstanding interest-paying debt (excluding issue discounts and premium) without taking into consideration of swap transactions of us and our six wholly-owned generation subsidiaries as of December 31, 2019 for each year from 2020 to 2024 and thereafter. As of December 31, 2019, such debt represented 95.7% of our outstanding debt on a consolidated basis.

Year ended December 31	Local Currency Borrowings	Foreign Currency Borrowings	Domestic Debentures	Foreign Debentures	Total
	(in billions of Won)
2020	938	—	6,360	1,190	8,488
2021	204	9	7,391	1,390	8,994
2022	204	1	6,400	2,142	8,747
2023	553	—	5,790	1,621	7,964
2024	203	—	5,380	1,300	6,883
Thereafter	32	—	21,710	2,268	24,010
Total	2,134	10	53,031	9,911	65,086

We and our six wholly-owned generation subsidiaries incurred interest charges (including capitalized interest) in relation to our interest-paying debt of Won 2,287 billion, Won 2,362 billion and Won 2,536 billion in 2017, 2018 and 2019, respectively. We anticipate that interest charges will increase in future years because of, among other factors, anticipated increases in our long-term debt. See “—Capital Resources” below. The weighted average rates of interest on our and our six wholly-owned generation subsidiaries’ debt were 3.20%, 3.23% and 2.75% in 2017, 2018 and 2019, respectively.

Overseas Investments

As part of our revenue diversification and fuel procurement strategy, we plan to continue to make overseas investments on a selective basis, which will be funded primarily through foreign currency-denominated borrowings and debt securities issuances as well as net operating cash from such projects.

Capital Resources

We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, issuance of debt securities and borrowings from financial institutions. Net cash provided by operating activities is primarily a function of electricity sales and fuel purchases and is also affected by increases and decreases in trade receivables, trade payables and inventory related to electricity sales and fuel purchases. Net cash provided by operating activities was Won 11,250 billion, Won 6,680 billion and Won 8,213 billion in 2017, 2018 and 2019, respectively.

As of December 31, 2017, 2018 and 2019, our long-term debt (excluding the current portion but including issue discounts and premium), without taking into consideration of swap transactions, amounted to Won

45,624 billion and Won 53,073 billion and Won 59,019 billion, respectively, representing 62.5%, 74.7% and 85.7% of shareholders’ equity, respectively, as of such dates. As of December 31, 2017, 2018 and 2019, the current portions of our long-term debt were Won 8,085 billion, Won 7,101 billion and Won 7,759 billion, respectively. As of December 31, 2017, 2018 and 2019, our short-term borrowings amounted to Won 1,038 billion, Won 861 billion and Won 1,099 billion, respectively. See Note 23 of the notes to our consolidated financial statements included in this annual report. Total long-term debt (including the current portion but excluding issue discounts and premium), without taking into consideration of swap transactions, as of December 31, 2019 was Won 66,890 billion, of which Won 55,196 billion was denominated in Won and an equivalent of Won 11,694 billion was denominated in foreign currencies, primarily U.S. dollars. We, KHNP, KOMIPO and KOWEPO also maintain global medium-term note programs in the aggregate amount of US$13 billion, of which approximately US$8 billion remains currently available for future drawdown. KOSEP also maintains an A$2 billion Australian dollar medium-term note program, of which approximately A$1.7 billion remains current available for future drawdown.

Subject to the implementation of our capital expenditure plan and the sale of our interests in our generation subsidiaries and other subsidiaries, our long-term debt may increase or decrease in future years. Until recently, a significant portion of our long-term debt was raised through foreign currency-denominated borrowings. Our foreign currency-denominated long-term debt (including the current portion but excluding issue discounts and premium), without taking into consideration of swap transactions, amounted to Won 10,671 billion and Won 11,694 billion as of December 31, 2018 and 2019, respectively.

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

We incur our short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had, and we do not expect to have, any material difficulties in obtaining short-term borrowings. In addition, in order to prepare for potential liquidity shortage, we maintain several credit facilities with financial institutions, with Won-denominated facilities amounting to Won 4,406 billion in aggregate and foreign currency-denominated facilities amounting to US$2,493 million in aggregate. The full amount of these facilities was available as of December 31, 2019.

We may raise capital from time to time through the issuance of equity securities. However, there are certain restrictions on our ability to issue equity instrument, including limitations on shareholdings by foreigners. In addition, without changes in the existing KEPCO Act which requires that the Government, directly or pursuant to the Korea Development Bank Act, through Korea Development Bank, own at least 51% of our capital stock, it may be difficult or impossible for us to undertake any equity financing other than sales of treasury stock without the participation of the Government. Even if we are able to conduct equity financing with the participation of the Government, prevailing market conditions may be such that we may not be able conduct equity financing on terms that are commercially acceptable to us. See Item 3D. “Risk Factors—Risks Relating to Korea and the Global Economy.”

Our total shareholders’ equity decreased by 3.1% from Won 71,093 billion as of December 31, 2018 to Won 68,890 billion as of December 31, 2019, mainly as a result of a decrease in total comprehensive income.

Liquidity

Our liquidity is substantially affected by our acquisition of property, plant and equipment, fuel purchases and schedule of repayment of debt. Our property, plant and equipment increased by 7.8% from Won

152,743 billion as of December 31, 2018 to Won 164,702 billion as of December 31, 2019. While the fuel costs decreased by 9.1% from Won 20,093 billion in 2018 to Won 18,261 billion in 2019, our current trade and other payables increased from Won 6,405 billion as of December 31, 2018 to Won 6,649 billion as of December 31, 2019. Our current financial liabilities increased by 11.9% from Won 7,982 billion as of December 31, 2018 to Won 8,931 billion as of December 31, 2019 according to our debt repayment schedule.

Our cash flows are also impacted by other factors. Our net cash provided by operating activities increased by 22.9% from Won 6,680 billion in 2018 to Won 8,213 billion in 2019. Although there was an increase in losses of Won 1,089 billion during 2019 compared to 2018, this was offset by the increase in depreciation by Won 1,066 billion and increase in increase to provisions by Won 1,244 billion.

Our cash flows from investing activities are mainly affected by the acquisition of property, plant and equipment and financial assets, which was Won 16,166 billion in 2019, as well as the proceeds from disposals of financial assets, which was Won 2,783 billion in 2019. Our net cash used in investing activities increased by 3.7% from Won 13,014 billion in 2018 to Won 13,499 billion in 2019, mainly due to an increase in acquisition of property, plant and equipment of Won 1,733 billion offset by the increase in proceeds from disposals of financial assets of Won 364 billion and decreases in acquisition of financial assets of Won 676 billion.

Our cash flows from financing activities are mainly affected by the proceeds and repayment of long-term borrowings and debt securities, which was Won 6,153 billion in 2019, as well as the payment of lease liabilities, which was Won 573 billion in 2019. Our net cash from financing activities was Won 5,302 billion in 2018 and Won 5,775 billion in 2019, respectively, largely due to an increase of Won 373 billion in proceeds from short-term borrowings, net.

Due to the capital-intensive nature of our business as well as significant volatility in fuel prices, from time to time we operate with working capital deficits, and we may have substantial working capital deficits in the future. As of December 31, 2017, 2018 and 2019, we had a working capital deficit of Won 4,283 billion, Won 2,096 billion and Won 4,749 billion, respectively. We have traditionally met our working capital and other capital requirements primarily with net cash provided by operating activities, issuance of debt securities, borrowings from financial institutions and construction grants. We also incur short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had, and we do not expect to have, any material difficulties in obtaining short-term borrowings. See “—Capital Resources.”

We may face liquidity concerns in the case of sudden and sharp depreciation of the Won against major foreign currencies or depreciation over a sustained period of time. While substantially all of our revenues and our cash and cash equivalents are denominated in Won, we pay for substantially all of our fuel purchases in foreign currencies and a substantial portion of our long-term debt is denominated in foreign currencies, and payment of principal and interest thereon is made in foreign currencies. In the past, we have incurred foreign currency debt principally due to the limited availability and the high cost of Won-denominated financing in Korea. However, in light of the increasing sophistication of the Korean capital markets and the recent increase in Won liquidity in the Korean financial markets, we plan to reduce the portion of our debt which is denominated in foreign currencies although we intend to continue to raise certain amounts of capital through long-term foreign currency debt for purposes of maintaining diversity in our funding sources as well as paying for overseas investments and fuel procurements in foreign currencies. As of December 31, 2019, 17.5% of our long-term debt (including the current portion but excluding issue discounts and premium) without taking into consideration of swap transactions was denominated principally in U.S. dollars.

We enter into currency swaps and other hedging arrangements with respect to our debt denominated in foreign currencies only to a limited extent due primarily to the limited size of the Korean market for such derivative arrangements. Such instruments include combined currency and interest rate swap agreements, interest rate swaps and foreign exchange agreements. We do not enter into derivative financial instruments in order to hedge market risk resulting from fluctuations in fuel costs. Our policy is to hold or issue derivative financial instruments for hedging purposes only. See Note 12 of the notes to our consolidated financial statements.

We paid dividends of Won 790 per share in respect of fiscal year 2017. We did not pay any dividends in respect of fiscal year 2018 and 2019.

Other

Our operations are materially affected by the policies and actions of the Government. See Item 4.B. “Business Overview—Regulation.”

Item 5.C.	Research and Development, Patents and Licenses, etc.

Research and Development

Our research and development program is focused on developing advanced electric power, renewable energy, smart grid and customer-friendly electricity service technologies that will enable us to become a global leader in the energy industry. In order to achieve our corporate vision of becoming a “A Smart Energy Creator” in 2014, we adopted the KEPCO Technology Strategy, which emphasizes enhanced technological convergence and customer service. As part of such strategy, we are continuously investing in technology development to preemptively respond to changes in the energy paradigm and to improve the quality of the electricity. As a result, we secured 24 core strategic technologies and 78 first-in-class technologies in the related fields such as power network upgrading, 4th industrial revolution and renewable energy. In 2020, consistent with the Government guidelines, we plan to invest approximately 5.2% of our annual estimated net sales in the research and development. We also actively cope with changes in the external environment represented by 3Ds (Digitalization, Decarbonization and Decentralization) and established medium and long-term technology development strategies for core strategies to create sustainable new growth engines. We plan to invest in the following: (i) a system platform that combines technologies such as big data, artificial intelligence and cloud computing; (ii) digitalization technology of electric power facility; (iii) power energy storage technology; (iv) advanced renewable energy technology; (v) energy consumption optimization demand management technology; (vi) advanced power generation technology; (vii) international power grid connection technology and (viii) active distribution system technology to secure 103 core technologies that can contribute to national development and quality of life of our customers.

Our high-priority “creative smart energy” projects currently include the following:

•	acquiring integrated gasified process technology;

•	establishing smart energy cities for high efficient grid;

•	developing highly efficient absorbents for carbon capture;

•	commercializing offshore wind power plants; and

•	obtaining high-voltage direct currents technology suitable for domestic operation.

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

We and our six generation subsidiaries invested Won 975 billion, Won 929 billion and Won 976 billion in 2017, 2018 and 2019, respectively, and currently plan to invest Won 1,050 billion in 2020, on research and development. Our current focus in research and development is primarily in the development area of ICT-based smart energy technology. We had 1,355 employees engaged in research and development activities as of December 31, 2019. As a result of our research, we have 7,056 registered patents and 9,917 patent applications outstanding in Korea and abroad as of December 31, 2019.

Item 5.D.	Trend Information

Trends, uncertainties and events which could have a material impact on our sales, liquidity and capital resources are discussed above in Item 5.A. “Operating Results” and Item 5.B. “Liquidity and Capital Resources.”

Item 5.E.	Off-Balance Sheet Arrangements

We had no significant off-balance sheet arrangements as of December 31, 2019.

Item 5.F.	Tabular Disclosure of Contractual Obligations

The following summarizes the Company’s known contractual obligations on a consolidated basis as of December 31, 2019 and the effect such obligations are expected to have on liquidity and cash flow in future periods.

	Payments Due by Period
Contractual Obligations(1)	Total		Less than 1 year		1–3 years		3–5 years		After 5 years
	(in billions of Won)
Long-term debt(2)	￦	66,890	￦	7,762	￦	23,603	￦	10,063	￦	25,462
Short-term borrowings		1,099		1,099		—		—		—
Interest payments(3)		12,410		1,800		3,180		2,033		5,397
Lease liabilities		5,757		686		1,190		1,145		2,736

Total	￦	86,156	￦	11,347	￦	27,973	￦	13,241	￦	33,595

Notes:

(1)

Other than as set forth in this table, we have several other contractual obligations, including fuel purchase agreements. As for fuel purchase agreements, we have entered into several contracts under which we are committed to purchasing minimum quantities of fuel, including approximately 80 to 90 million tons of bituminous coal annually. As for all uranium ore concentrates, in order to ensure stable supply, we enter into long-term and medium-term contracts with various suppliers and supplements such supplies with purchases in spot markets. We negotiate annually with Korea Gas Corporation and other suppliers to purchase LNG. The fuel purchase price is typically negotiated near or at time of purchase subject to prevailing market conditions. In 2019, we purchased fuel in the amount of Won 18.3 trillion.
(2)	Long-term debt represents long-term borrowings and debt securities including the current portion excluding interest.
(3)

Our long-term debt and short-term borrowings have fixed or variable rate of interest. For the variable rate of interest, we used the rate in effect as of December 31, 2019 in calculating the interest payments on debt for the periods indicated.

We entered into a power purchase agreement with GS EPS Co., Ltd. and two other non-renewable energy independent power producers that are not part of the Community Energy System, under which we are required to purchase all electricity generated by these companies to the extent such electricity is traded through the Korea Power Exchange. The purchase prices for such electricity are predetermined under the power purchase agreements, subject to annual adjustments. We purchased power from these companies in the amounts of Won 941 billion, Won 966 billion and Won 500 billion in 2017, 2018 and 2019, respectively.

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

Payment guarantee and short-term credit facilities from financial institutions as of December 31, 2019 were as follows:

Payment guarantee

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of USD, JPY, INR, CAD, SAR, NPR, ZAR and EUR)
Payment of import letter of credits	Shinhan Bank	KRW	7,749
	Shinhan Bank and others	USD	1,051,334
	Societe Generale	MYR	2,500
Inclusive credits	Shinhan Bank	INR	92,348
	Hana Bank	KRW	8,000
	Hana Bank and others	USD	30,975
Performance guarantees on Contract	Seoul Guarantee Insurance and others	KRW	84,011
	First Abu Dhabi Bank and others	USD	596,862
	Korea Development Bank and others	JPY	637,495
	Hana Bank and others	EUR	4,158
	Hana Bank and others	INR	191,883
	Hana Bank	CAD	464
	Shinhan Bank	ZAR	55,730
Guarantees for bid	Hana Bank	USD	10,000
Warranty bond and others	Seoul Guarantee Insurance	KRW	44,047
	Export-Import Bank of Korea and others	USD	714,654
	Hana Bank	SAR	86,508
	SMBC Bank	QAR	15,000
Payment on payable from foreign country	Nonghyup Bank	USD	4,680
Trade finance	BNP Paribas and others	USD	700,000
Other guarantees	Nonghyup Bank and others	KRW	537,064
	Export-Import Bank of Korea and others	USD	1,562,194
	Shinhan Bank	JPY	381,210
	Standard Chartered	AED	50

Overdraft and Others

Description	Financial Institutions	Credit Lines
		(In millions of Won, thousands of USD or thousands of PHP)
Overdraft	Nonghyup Bank and others	KRW	2,105,500
Commercial paper	Hana Bank and others	KRW	1,250,000
Limit amount available for card	Hana Bank and others	KRW	51,904
	Banco de Oro	PHP	5,000
Loan limit	Kookmin Bank and others	KRW	1,050,503
	DBS Bank and others	USD	2,492,700

We have outstanding borrowings with a limit of USD 275,600 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, we have guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., we have provided payment guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

We have provided PT. Perusahaan Listrik Negara performance guarantee up to USD 2,293 thousand and investment guarantee up to USD 43,500 thousand to Mizuho bank and others in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

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

We have provided the Export-Import Bank of Korea and SMBC guarantee of mutual investment of USD 401 thousand, which is equivalent to the ownership interest of PT Mega Power Mandiri, in order to guarantee the expenses related to hydroelectric power business of PT. Wampu Electric Power, our associate.

We have provided the DekaBank with an investment guarantee of EUR 13,800 thousand to Stavro Vind AB, to enter into a loan contract for the Sweden Wind Power (Stavro) construction operation project.

We are obligated to complete the construction of the waste oil refining for power generation business of Next energy Co., Ltd. (the contract amount of Won 14,700 million). We must compensate financial institution agents for the liquidated damages if the construction is not completed. Also, we have entered into a performance guarantee agreement with Next energy Co., Ltd. under which we are obligated to provide a supplemental funding if the amount of power generated or the operation time of the power plant does not reach the level agreed upon by the parties. We expect that an outflow of resources is probable due to guarantee of completing the construction hence have recognized revenue over time after deducting Won 5,244 million as the variable consideration for the contract amount of the project.

Existing guarantees provided by us to our associates and joint ventures as of December 31, 2019 are as follows.

Primary Guarantor (Providing Company)	Principal Obligator (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
(In millions of Won or thousands of USD and SAR)
KEPCO	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD	11,000	SAPCO
KEPCO	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD	1,387	RABEC
KEPCO	Nghi Son 2 Power LLC	Performance guarantees	USD	70,000	SMBC Ho Chi Minh and others
KEPCO	Barakah One Company	Debt guarantees	USD	900,000	Export-Import Bank of Korea and others
		Performance guarantees and others	USD	4,430,240

Primary Guarantor (Providing Company)	Principal Obligator (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
(In millions of Won or thousands of USD and SAR)
KEPCO	RE Holiday Holdings LLC	Performance guarantees	USD	223,000	EPS Renewables Holdings, LLC, Santander Bank and others
KEPCO	RE Pioneer Holdings LLC	Performance guarantees	USD	170,000	EPS Renewables Holdings, LLC, Santander Bank and others
KEPCO	RE Barren Ridge 1 Holdings LLC	Performance guarantees	USD	149,000	EPS Renewables Holdings, LLC, Santander Bank and others
KEPCO	Rabigh Electricity Company	Performance guarantees	SAR	6,508	Hana Bank
		Debt guarantees	SAR	80,000
KEPCO	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD	100,000	ING Bank
KEPCO	Amman Asia Electric Power Company
KOWEPO	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	1,411	Hana Bank and others
		Guarantees for supplemental funding and others(*1)	—
KOWEPO	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD	2,500	Krung Thai Bank
		Collateralized money invested	KRW	72,935
		Impounding bonus guarantees	USD	5,000	SK E&C
KOWEPO	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR	5,600	Saudi Arabia British Bank
KOWEPO	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW	2,060	Korea Development Bank
KOWEPO	Dongducheon Dream Power Co., Ltd.	Collateralized money invested(*7)	KRW	41,531	Kookmin Bank and others
		Debt guarantees	KRW	20,300	BNK Securities and others
KOWEPO	PT. Mutiara Jawa	Collateralized money invested	KRW	1,438	Woori Bank
KOWEPO	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	215	Nonghyup Bank
KOWEPO	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW	66,956	Kookmin Bank
		Guarantees for supplemental funding(*1)	—		Kookmin Bank and others

Primary Guarantor (Providing Company)	Principal Obligator (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
(In millions of Won or thousands of USD and SAR)
EWP	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW	5,045	Korea Development Bank and others
EWP	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW	17,342	Kookmin Bank and others
		Guarantees for supplemental funding(*1)	—
EWP	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW	34,872	Kookmin Bank and others
		Guarantees for supplemental funding(*1)	KRW	20,000
EWP	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW	4,375	Shinhan Bank and others
		Guarantees for supplemental funding(*1)	—
EWP	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW	255,983	Korea Development Bank and others
		Guarantees for supplemental funding(*1)	—
EWP	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW	3,040	Kookmin Bank and others
EWP	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW	17,627	KDB Capital Corporation and others
		Guarantees for supplemental funding(*1)	—
EWP	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW	17,182	IBK
		Guarantees for supplemental funding(*1)	KRW	18,989	IBK
EWP	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW	7,846	Samsung Fire & Marine Insurance Co., Ltd. and others
EWP	PT. Tanjung Power Indonesia	Debt guarantees	USD	24,544	Sumitomo mitsui banking
		Other guarantees	USD	3,150	PT Adaro Indonesia
		Guarantees for supplemental funding(*1)	—		Sumitomo mitsui banking and others
		Collateralized money invested	KRW	34,327	MUFG and others
EWP	South Jamaica Power Company Limited	Performance guarantees	USD	14,400	Societe Generale
		Collateralized money invested	KRW	13,863	JCSD Trustee Services Limited and others

Primary Guarantor (Providing Company)	Principal Obligator (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
(In millions of Won or thousands of USD and SAR)
EWP Barbados 1 SRL	South Jamaica Power Company Limited	Guarantees for supplemental funding(*1, 3)	—		JCSD Trustee Services Limited and others
EWP	DE Energia SpA	Collateralized money invested	KRW	8,665	Mirae Asset Daewoo Co., Ltd. and others
EWP		Debt guarantees	KRW	6,632
KOSPO	KNH Solar Co., Ltd.	Collateralized money invested	KRW	2,382	Shinhan Bank and Kyobo Life Insurance Co., Ltd.
		Performance guarantees and guarantees for supplemental funding(*1)	—
KOSPO	Daeryun Power Co., Ltd.	Collateralized money invested	KRW	26,247	Korea Development Bank and others
		Guarantees for supplemental funding and others (*1)	KRW	8,000
KOSPO	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	22,824	Shinhan Bank and others
		Performance guarantees	—
KOSPO	Kelar S.A	Performance guarantees	USD	61,692	Hana Bank, MUFG
KOSPO	Daehan Wind Power PSC	Debt guarantees(*9)	USD	16,000	Shinhan Bank
		Performance guarantees	USD	3,600
		Debt guarantees(*9)	USD	240
		Performance Debt guarantees(*9)	USD	1,898	Hana Bank
KOSPO	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW	5,877	Woori Bank and Shinhan Bank and others
		Performance guarantees	—
KOSPO	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW	2,553	IBK
		Guarantees for supplemental funding(*1)	—
KOSPO	Jeongam Wind Power Co., Ltd.	Guarantees for supplemental funding(*1) and performance guarantees	—		SK Securities Co., LTD., KDB Capital Corporation, and others
		Collateralized money invested	KRW	4,437
KOSPO	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding(*1)	—		Shinhan Bank and others

Primary Guarantor (Providing Company)	Principal Obligator (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
(In millions of Won or thousands of USD and SAR)
KOSPO	Samcheok Eco Materials Co., Ltd.	Payment guarantees(*47)	—		SEM Investment Co., Ltd.
Kospo Chile SpA	Kelar S.A.	Collateralized money invested	KRW	70,462	Export-Import Bank of Korea and others
	Chester Solar ISpA	Collateralized money invested	KRW	1,157	IBK
	Chester Solar IV SpA	Collateralized money invested	KRW	672
	Chester Solar V SpA	Collateralized money invested	KRW	146
	Diego de Almagro Solar Spa	Collateralized money invested	KRW	1,035
	Laurel SpA	Collateralized money invested	KRW	595
KOMIPO	YeongGwang Yaksu Wind Electric. Co., Ltd.	Collateralized money invested	KRW	386	IBK and others
KOMIPO	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW	124,253	Korea Development Bank and others
KOMIPO	PT. Cirebon Electric Power	Debt guarantees	USD	11,248	Mizuho Bank
KOMIPO	PT. Wampu Electric Power	Debt guarantees	USD	4,854	SMBC
KOMIPO	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW	163	IBK
		Guarantees for supplemental funding and others(*1)	—		IBK and others
KOMIPO	YaksuESS Co., Ltd.	Collateralized money invested	KRW	516	IBK
KOMIPO	Namjeongsusang Solar Power Operation Co., Ltd.	Collateralized money invested	KRW	812	IBK
KOMIPO	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW	2,054	IBK
KOSEP	Hyundai Energy Co., Ltd.	Collateralized money invested(*5)	—		IBK
		Guarantees for supplemental funding and others(*1,6)	KRW	76,800	NH investment & securities Co., Ltd. and others
KOSEP	S-Power Co., Ltd.	Collateralized money invested	KRW	115,784	Korea Development Bank and others

Primary Guarantor (Providing Company)	Principal Obligator (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
(In millions of Won or thousands of USD and SAR)
KOSEP	RES Technology AD	Collateralized money invested	KRW	16,248	UniCredit Bulbank and others
KOSEP	ASM-BG Investicii AD	Collateralized money invested	KRW	19,376	UniCredit Bulbank and others
KOSEP	Expressway Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding(*1,2)	KRW	2,500	Woori Bank
KOSEP	Goseong Green Energy Co., Ltd.	Collateralized money invested	KRW	2,340	Kyobo Life Insurance Co., Ltd. and others
KOSEP	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW	2,430	Kyobo Life Insurance Co., Ltd. and others
KOSEP	PND solar., Ltd.	Collateralized money invested	KRW	1,144	IBK
KOSEP	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW	3,781	Samsung Life Insurance and others
KOSEP	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW	2,198	IBK
KOSEP	Cheongsong Myeonbongsan Wind Power Plant Co., Ltd.	Collateralized money invested	KRW	2,764	Kyobo Life Insurance Co., Ltd. and others
KHNP	Noeul Green Energy Co., Ltd.	Collateralized money invested	KRW	6,611	Hana Bank and others
		Guarantees for supplemental funding(*1)	—
KHNP	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW	10,636	Shinhan Bank and others
KHNP	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW	3,044	Woori Bank and others
		Guarantees for supplemental funding(*1)	—	—
KHNP	Incheon New Power Co., Ltd.	Collateralized money invested(*8)	—	—	Shinhan Bank
		Guarantees for supplemental funding(*1)	—	—

Notes:

(1)	We guarantee to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
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

(3)

This includes a guarantee for the shareholder’s capital payment in connection with the business of 190MW gas complex thermal power plant in Jamaica. EWP Barbados 1 SRL’s capital contribution amount is USD 18,400,000 and there is no residual guarantee amount among total collateral limit.

(4)

Controlling and non-controlling common shareholders of Samcheok Eco Materials Co., Ltd. have pre-emption rights, if preferred shareholders sell their shares before December 23, 2020. And promised yield of the preferred stock is guaranteed through the transaction. As of December 31, 2019, we have recognized derivative liabilities of Won 6,205 million related to the the guarantee. Additionally, we are party to an agreement with Samcheok Eco Materials Co., Ltd. whereby compensation for the expected amount of damage must be settled if damage is incurred in relation to the fulfillment obligations for the coal ash supply.

(5)	We recognized an impairment loss on all of the equity securities of Hyundai Energy Co., Ltd. in prior years, and the acquisition cost of the securities provided as collateral is Won 47,067 million.
(6)

Pursuant to the guarantee agreement, we recognized other provisions of Won 28,717 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(7)	The common stocks of Dongducheon Dream Power Co., Ltd. held by us were pledged as collateral.
(8)

We recognized an impairment loss on all of the equity securities of Incheon New Power Co., Ltd. during the year ended December 31, 2019, and the acquisition cost of the securities provided as collateral is Won 461 million.

(9)

We provided a payment guarantee to Daehan Wind Power PSC for reimbursement of Equity Bridge Loan (EBL), a letter of credit for Debt Service Reserve Account (DSRA) and a guarantee for the swap termination costs and others.

Other than as described in this annual report and also in Notes 47 and 50 of the notes to our consolidated financial statements included in this annual report, we did not have any other material credit lines and guarantee commitments provided to any third parties as of December 31, 2019.

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

The names, titles and outside occupations, if any, of the directors as of April 17, 2020 and the respective years in which they took office are set forth below.

Name (Gender)	Age	Title	Outside Occupation	Position Held Since
JongKap, KIM (Male)	68	President, Chief Executive Officer and Standing Director	None	April 13, 2018
Kim, Hoe-Chun (Male)	59	Senior Executive Vice President for Business Management, Standing Director	None	July 16, 2018
Kim, Dong-Sub (Male)	60	Senior Executive Vice President for Business Operations, Standing Director	None	July 16, 2018
Park, Hyung-Duck (Male)	59	Senior Executive Vice President for Strategy & Finance, Chief Financial Officer, Standing Director	None	July 16, 2018
Lim, Hyun-Seung (Male)	59	Senior Executive Vice President for Nuclear Power Generations, Standing Director	None	July 16, 2018
Kim, Sung-Arm (Male)	60	Senior Executive Vice President for Power Grid, Standing Director	None	March 4, 2019
Kim, Jwa-Kwan (Male)	60	Non-Standing Director and Chairman of the Board of Directors	Professor of Environmental Engineering ,Catholic University of Pusan	April 4, 2018
Kim, Chang-Joon (Male)	75	Non-Standing Director	Head of Gwangju Sports Council	March 19, 2018
Yang, Bong-Ryull (Male)	68	Non-Standing Director	None	April 4, 2018
Jung, Yeon-Gil (Male)	53	Non-Standing Director and Member of the Audit Committee	Professor of New Materials Engineering, Changwon University, Energy Policy Consultant of the Ministry of Trade, Industry and Energy	April 4, 2018
Noh, Geum-Sun (Female)	58	Non-Standing Director and Member of the Audit Committee	None	June 12, 2018
Choi, Seung-Kook (Male)	54	Non-Standing Director	Director of Solar and Wind Energy Cooperative Association	June 12, 2018
Park, Cheol-Su (Male)	51	Non-Standing Director	Head of Self-Support Center in Naju Director of the Naju Social Economy Network	June 12, 2018
Park, Jong-Bae (Male)	56	Non-Standing Director	Professor of Electrical and Electronics Engineering, Konkuk University	January 31, 2020

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

Kim, Hoe-Chun has been our Standing Director since July 16, 2018. Mr. Kim also currently serves as our Senior Vice President for Business Management and previously served as the Executive Vice President & Chief HR Officer and the Vice President of Corporate Planning Department. Mr. Kim received a Korean Executive M.B.A. from Helsinki School of Economics.

Kim, Dong-Sub has been our Standing Director since July 16, 2018. Mr. Kim also currently serves as our Senior Executive Vice President for Business Operations and previously served as the Executive Vice President & Chief Technology Officer and the Vice President of KEPCO Research Institute. Mr. Kim received a Ph.D. of engineering in technology policy from Yonsei University.

Park, Hyung-Duck has been our Standing Director since July 16, 2018. Mr. Park also currently serves as our Senior Executive Vice President for Strategy and Finance and Chief Financial Officer. Mr. Park previously served as the Vice President at Regional Headquarters KEPCO Gyeonggi and the Vice President of Sales and Marketing Department. Mr. Park received an Executive M.B.A. in utilities management from Helsinki School of Economics.

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

Kim, Jwa-Kwan has been our Non-Standing Director since April 4, 2018. Mr. Kim is currently the professor of Environmental Engineering at Catholic University of Pusan. Mr. Kim previously served as a visiting professor at the Seoul National University Graduate School of Environmental Studies. Mr. Kim received a B.S. in environmental engineering from Pukyong National University and a Ph.D. in public administration from Seoul National University.

Kim, Chang-Joon has been our Non-Standing Director since March 19, 2018. Mr. Kim is currently Head of Gwangju Sports Council. Mr. Kim previously served as a member of the Electricity Regulatory Commission (KOREC). Mr. Kim received a B.S. in veterinary science at Chonnam National University.

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

Park, Jong-Bae has been our Non-Standing Director since January 31, 2020. Mr. Park is currently the professor of Electrical and Electronics Engineering at Konkuk University. Mr. Park previously served as a Head of the Office of Career Development and Placement at Konkuk University. Mr. Park received a B.S. and a Ph.D in Electrical and Electronics Engineering from Seoul National University.

The business address of our directors is 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea.

Audit Committee

Under the Act on the Management of Public Institutions, which took effect as of April 1, 2007, we are designated as a “market-oriented public enterprise” and, as such, are required to establish an audit committee in lieu of the pre-existing board of auditors upon expiration of the term of the last remaining member of the board of auditors. In September 2007, we amended our Articles of Incorporation to establish, in lieu of the pre-existing board of auditors, an audit committee meeting the requirements under the Sarbanes-Oxley Act. Under the Act on the Management of Public Institutions, the Korean Commercial Act and the amended Articles of Incorporation, we are required to maintain an audit committee consisting of three members, of which not less than two members are required to be non-standing directors. The roles and responsibilities of our audit committee members are to perform the functions of an audit committee meeting the requirements under the Sarbanes-Oxley Act. Our audit committee was established on December 8, 2008.

Noh, Geum-Sun and Jung, Yeon-Gil, both non-standing directors, are currently members of our audit committee. Lee, Jung-Hee voluntarily resigned as a standing director and as a member of the audit committee on December 13, 2019. Under Korean law, Lee, Jung-Hee retains the rights and is subject to obligations as a member of the audit committee and a standing director, to the extent such rights and obligations are connected to performance of his duties as a member of the audit committee, until his successor to take his place at our audit committee is approved and appointed at a general meeting of the shareholders. All such members of the audit committee are independent within the meaning of the Korea Stock Exchange listing standards, the regulations promulgated under the Korean Commercial Act and the New York Stock Exchange listing standards.

Item 6.B. Compensation

The aggregate amount of remuneration paid to our standing and non-standing directors in the aggregate consist of (i) salaries and wages paid to standing and non-standing directors, which amounted to Won 1,543 million in aggregate in 2019, and (ii) accrued retirement and severance benefits for standing directors, which amounted to Won 31 million in 2019. Under the Act on the Management of Public Institution, our executive officers consist of the president and the standing and non-standing directors. Standing directors, except the standing director who concurrently serves as a member of our audit committee, take executive positions with our company while the other directors, including non-standing directors, do not. We do not have any other officer who is in charge of a principal business unit, division or function, any other officer who performs a policy making function or any other person who performs similar policy making functions for us.

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

Item 6.D. Employees

As of December 31, 2019, we and our generation subsidiaries had a total of 47,452 regular employees, almost all of whom are employed within Korea. Approximately 10.5% of our regular employees (including employees of our generation subsidiaries) are located at our head office.

The following table sets forth the number of and other information relating to our regular employees, not including directors or senior management, as of December 31, 2019.

	KEPCO	KHNP	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP	Total
Regular Employees
Administrative	5,094	997	304	373	270	299	396	7,733
Engineers	12,220	9,683	1,991	2,192	1,983	1,751	2,059	31,879
Others	5,659	1,154	190	200	244	388	5	7,840

Total	22,973	11,834	2,485	2,765	2,497	2,438	2,460	47,452

Head Office Employees	1,741	1,292	412	378	393	402	370	4,988
% of total	7.6%	10.9%	16.6%	13.7%	15.7%	16.5%	15.0%	10.5%
Members of Labor Union	17,463	8,304	1,827	1,656	1,734	1,651	1,948	34,583
% of total	76.0%	70.2%	73.5%	59.9%	69.4%	67.7%	79.2%	72.9%

We and each of our generation subsidiaries have separate labor unions. Approximately 72.9% of our and our generation subsidiaries’ employees in the aggregate are members of these labor unions, each of which negotiates a collective bargaining agreement for its members each year. Under applicable Korean law, an employee-employer cooperation committee comprised of an equal number of representatives of management and labor (which shall be no less than three and no more than ten representatives from each of management and labor) is required to be established. Accordingly, an employee-employer cooperation committee composed of eight representatives of management and eight representatives of labor has been established at us and at each of our generation subsidiaries. The committee meets periodically to discuss various labor issues.

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

Item 6.E. Share Ownership

As of December 31, 2019, none of our directors and members of our administrative, supervisory or management bodies own more than 0.1% of our common stock individually and in aggregate.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A. Major Shareholders

The following table sets forth certain information relating to certain owners of our capital stock as of December 31, 2019, the date we last closed our shareholders’ registry:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class(1) (%)
Common stock	Government	116,841,794	18.2
	Korea Development Bank(2)	211,235,264	32.9

	Subtotal	328,077,058	51.1
	National Pension Service	50,592,477	7.9
	Employee Stock Ownership Association	917,698	0.1
	Directors as a group	750	0.0
	Public (non-Koreans)	154,843,683	24.1
	Common shares	127,250,445	19.8
	American depositary shares	27,593,238	4.3
	Public (Koreans)	107,532,411	16.8

	Total	641,964,077	100.0

Notes:

(1)	Percentages are based on issued shares of common stock.
(2)	Korea Development Bank is a Government-controlled entity.

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

In the past three years, our related party transactions principally consisted of purchases of LNG from Korea Gas Corporation and long-term borrowings from Korea Development Bank. In 2017, 2018 and 2019, we and our generation subsidiaries purchased LNG from Korea Gas Corporation in the aggregate amount of Won 3,246 billion, Won 5,191 billion and Won 4,049 billion, respectively. As of December 31, 2019, we had borrowings from Korea Development Bank in the aggregate amount of Won 259 billion, which had an interest rate range of 0.50% to 4.60% as well as 1 year KoFC bond rate +0.95 for certain operating funds.

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

Legal Proceedings

As of December 31, 2019, we and our subsidiaries were engaged in 586 lawsuits as a defendant and 199 lawsuits as a plaintiff. As of the same date, the total amount of damages claimed against us and our subsidiaries was Won 698 billion, for which we have made a provision of Won 88 billion as of December 31, 2019, and the total amount claimed by us and our subsidiaries was Won 707 billion as of December 31, 2019. While the outcome of any of these lawsuits cannot presently be determined with certainty, our management currently believes that the final results from these lawsuits will not have a material adverse effect on our liquidity, financial position or results of operations.

The following are potentially significant claims pertaining to us and our subsidiaries.

In December 2013, the Supreme Court of Korea ruled that regular bonuses fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly, and that any agreement which excludes such regular bonuses from ordinary wage is invalid. One of the key rulings provides that bonuses that are given to employees (i) on a regular and continuous basis and (ii) calculated according to the actual number of days worked (iii) that are not incentive-based must be included in the calculation of “ordinary wages.” The Supreme Court further ruled that in spite of invalidity of such agreements, employees shall not retroactively claim additional wages incurred due to such court decision, in case that such claims bring to employees unexpected benefits which substantially exceeds the wage level agreed by employers and employees and cause an unpredicted increase in expenditures for their company, which would lead the company to material managerial difficulty or would be a threat to the existence of the company. In that case, the claim is not acceptable since it is unjust and is in breach of the principle of good faith. As a result of such ruling by the Supreme Court of Korea, we and our subsidiaries became subject to a number of lawsuits filed by various industry-wide and company-specific labor unions based on claims that ordinary wage had been paid without including certain items that should have been included as ordinary wage. In July 2016, the court ruled against us, and in accordance with the court’s ruling, in August 2016 we paid Won 55.1 billion to the employees for three years of back pay plus interest. As of December 31, 2019, however, 25 lawsuits were pending against our subsidiaries for an aggregate claim amount of Won 61 billion, for which our subsidiaries set aside an aggregate amount of Won 29 billion to cover any potential future payments of additional ordinary wage in relation to the related lawsuits. All cases are currently on-going at various stages of proceedings. We cannot presently assure you that the courts will not ultimately rule against our subsidiaries in these lawsuits, or that the amount of our reserves against these lawsuits will be sufficient to cover the amounts actually payable under court rulings. Any of these developments would adversely affect our results of operations.

During the period from 2014 to 2019, certain residential customers filed class action lawsuits against us based on the claim that electricity tariffs, determined under the progressive rate structure, were excessive. As of December 31, 2019, we were subject to 14 such lawsuits brought by approximately 10,000 plaintiffs with an aggregate claim amount of Won 5.8 billion. Of these 14 lawsuits, seven cases are currently pending in the third round of proceedings (for which we won all of the first and second rounds of proceedings, except for one case) and three cases are currently pending in the second round of proceedings (for which we won all of the first rounds of proceedings). Four cases are currently pending in the first round of proceedings.

In November 2019, prosecutors indicted six of KHNP’s employees for, among others, failing to immediately shut down Hanbit #1 reactor when its thermal output exceeded the threshold specified by the nuclear safety technical operations manual and filing false reports to the NSSC. KHNP is also indicted for secondary liability from its employees’ alleged wrongdoings. The case stemmed from the NSSC’s investigations into the manual shutdown of Hanbit #1 reactor during a diagnostic test in May 2019. The case is currently pending, and we cannot assure you that the outcomes of the ongoing case will not have any material adverse effect on us, our reputation and our operating results.

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

The nuclear power plant at Wolsong #1 unit began operations in 1982 and ended its operations in 2012 pursuant to its 30-year operating license. In February 2015, the NSSC evaluated the safety of operating Wolsong #1 unit and approved its extended operation until November 2022. However, a civic group filed a lawsuit to annul such decision, and in February 2017, the Seoul Administrative Court ruled against the NSSC. The NSSC appealed this decision, and the civic group has filed an injunction to suspend the operation of the Wolsong #1 unit. The civic group’s injunction was denied in July 2017. KHNP, which operated the unit pursuant to the NSSC’s initial decision, has joined this lawsuit. On June 15, 2018, the board of directors of KHNP decided to (i) retire Wolsong #1 unit earlier than planned due to its economic inefficiency and (ii) discontinue the construction of Chunji #1 and #2 as well as Daejin #1 and #2 units. As of December 31, 2019, impairment loss in connection with the property, plant and equipment of Wolsong #1 unit accrued to Won 572,216 million and reversal of impairment loss was Won 16,693 million. As of December 31, 2019, impairment loss in connection with the property, plant and equipment of Chunji #1 and #2 as well as Daejin #1 and #2 units amounted to Won 38,886 million. Although the board of directors did not make any decisions regarding Shin-Hanul #3 and #4 units, which are new nuclear plants under construction, we cannot assure you that the construction of these units will not be discontinued. As of December 31, 2019, impairment loss in connection with the property, plant and equipment of Shin-Hanul #3 and #4 units accrued to Won 134,736 million. There are ten other nuclear generation units whose life under their initial operating license will expire in the next ten years, or by 2030. We may find it more difficult to have the life of other nuclear units extended as well. Furthermore, in June 2016, Greenpeace and 559 Korean nationals brought a lawsuit against the NSSC to revoke the permit the NSSC granted to KHNP in relation to the construction of Shin-Kori #5 and #6 nuclear generation units. The lower court ruled on this case in February 2019, both parties appealed, and the case is currently pending in the Seoul High Court. Additionally, in May 2019, a group of 729 Korean nationals brought a lawsuit against the NSSC, challenging its decision to suspend the operation of Shin-Kori #4. In July 2019, we have applied to participate in the lawsuit as a stakeholder. The case is currently pending in the Seoul High Court. We cannot assure you that there will not be new challenges to prohibit the construction of new nuclear units in the future, whereby we may experience a loss of revenues and an increase in our overall fuel costs (as nuclear fuel is the cheapest compared to coal, LNG or oil) as a result of such prohibition, which could adversely affect our results of operation and financial condition.

We and our subsidiaries are also involved in the following arbitrations, among others.

•

SAP Korea Ltd brought a breach of contract claim against us and KEPCO KDN Co., Ltd., one of our subsidiaries, in relation to the enterprise resource planning software serviced by SAP Korea. In that connection, arbitration was filed in the International Chamber of Commerce International Court of Arbitration. We have not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

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

•

Halla Corporation filed an arbitration case against us at the Korea Commercial Arbitration Board to request payment for additional construction costs, and we filed an arbitration case against Halla Corporation to request penalty payment for the delayed construction work. As of December 31, 2019, we have recognized Won 19,754 million of provision estimated to be required to fulfill our obligations in relation to this arbitration. In January 2020, according to the results of this arbitration, we have made a reversal of the provision of Won 19,754 million.

•

Enzen, one of our subcontractors, filed an arbitration case against us over a contractual dispute in connection with the electric power IT modernization project in Kerala, India. We have not recognized any losses because the probability of economic benefit outflow is remote and the related amount cannot be reasonably determined.

•

In September 2019, we filed for arbitration against IL KWANG E&C Co., Ltd. at the Korea Commercial Arbitration Board, in relation to damage claims received as of December 31, 2019. We have not recognized any estimated provision because the related amount cannot be reasonably determined as of December 31, 2019.

From 2017 to 2018, the Korea Customs Service (“KCS”) conducted an investigation on a group of individuals and companies suspected of illegally importing North Korean coal. KOSEP was subject to a written investigation in 2018, as it had procured coal from a direct supplier that, in turn, purchased the coal from one of the traders who was suspected of such illegal activity. The transaction between KOSEP and the direct supplier was denominated in U.S. dollars. Neither KOSEP nor its direct supplier were found to have committed any wrongdoing. KCS concluded the investigation in August 2018 and ultimately accused three individuals and three companies (none of which included KOSEP or its direct supplier) of document forgery and violation of applicable customs and compliance law. Prosecutors indicted these individuals and companies as well as additional parties, and in October 2019, the Daegu District Court sentenced the defendants to imprisonment and/or fines. Neither KOSEP nor its direct supplier were implicated, and no legal action has been taken, or is currently pending, against KOSEP or any of its directors or officers. However, we cannot assure you that this investigation, the result of the trial and/or related events will not have any material adverse effect on us, our reputation, our common shares or our American depositary shares.

On November 9, 2018, certain of our former executive and employees were convicted in a district court on charges for receiving bribes. In May 2019, the appellate court confirmed the charges.

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

Share Capital

The principal trading market for our common stock is the Korea Exchange. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank, N.A. as depositary and are listed on the New York Stock Exchange under the symbol “KEP.” One ADS represents one-half of one share of our common stock. As of December 31, 2019, the date we last closed our shareholders’ registry, 55,186,476 ADSs representing 4.3 % shares of our common stock were outstanding.

Common Stock

Shares of our common stock are listed on the KRX KOSPI Market of the Korea Exchange. The table below shows the high and low closing prices on the KRX KOSPI Market of the Korea Exchange for our common stock since 2015.

	Price
Period	High	Low
	(In Won)
2015
First Quarter	46,000	39,150
Second Quarter	48,500	42,450
Third Quarter	52,200	46,300
Fourth Quarter	53,300	47,500
2016
First Quarter	60,600	49,800
Second Quarter	63,000	57,400
Third Quarter	62,900	54,000
Fourth Quarter	54,500	43,200
2017
First Quarter	48,750	40,350
Second Quarter	46,700	40,800
Third Quarter	45,500	38,200
Fourth Quarter	41,100	37,350
2018
First Quarter	37,750	30,850
Second Quarter	37,750	32,000
Third Quarter	33,300	28,700
Fourth Quarter	34,350	23,850
October	29,350	23,850
November	30,800	26,600
December	34,350	29,750
2019
First Quarter	35,800	29,900
Second Quarter	30,350	24,700
Third Quarter	27,950	24,700
Fourth Quarter	29,250	25,100
October	26,300	25,100
November	28,150	25,250
December	29,250	27,450
2020
First Quarter	28,500	16,250
January	28,500	25,550
February	26,100	21,300
March	22,800	16,250
April (through April 17)	21,200	19,000

ADSs

The table below shows the high and low closing prices on the New York Stock Exchange for the outstanding ADSs since 2015. Each ADS represents one-half of one share of our common stock.

	Closing Price per ADS
Period	High	Low
	(In US$)
2015
First Quarter	21.01	18.26
Second Quarter	22.53	19.29
Third Quarter	22.13	19.45
Fourth Quarter	23.31	20.28
2016
First Quarter	21.01	18.26
Second Quarter	26.90	24.67
Third Quarter	28.31	24.38
Fourth Quarter	24.34	18.48
2017
First Quarter	21.35	17.53
Second Quarter	20.80	17.82
Third Quarter	20.38	16.73
Fourth Quarter	18.22	16.60
2018
First Quarter	17.83	14.28
Second Quarter	17.43	14.34
Third Quarter	14.70	12.62
Fourth Quarter	14.96	10.52
2019
First Quarter	15.75	13.01
Second Quarter	13.20	10.42
Third Quarter	11.79	10.24
Fourth Quarter	12.22	10.52
October	11.19	10.52
November	12.22	10.97
December	12.16	11.69
2020
First Quarter	12.23	6.34
January	12.23	10.57
February	11.03	8.79
March	9.23	6.34
April (through April 17)	8.76	7.53

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

As of March 31, 2020, the aggregate market value of equity securities listed on the KOSPI of the Korea Exchange was approximately Won 1,179,728 billion. The average daily trading volume of equity securities for the first quarter of 2020 was approximately 712 million shares with an average transaction value of Won 8,104 billion.

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

Movements in KOSPI in the past five years are set out in the following table:

	Opening	High	Low	Closing
2015	1,926.4	2,173.4	1,829.8	1,961.3
2016	1,918.8	2,068.7	1,835.3	2,026.5
2017	2,026.2	2,558.0	2,026.2	2,467.5
2018	2,479.7	2,598.2	1,996.1	2,041.0
2019	2,010.0	2,248.6	1,909.7	2,197.7
2020 (through April 17)	2,175.2	2,267.3	1,457.6	1,914.5

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

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 30% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price (Won)	Rounded Down to (Won)
less than 5,000	~~￦~~	5
5,000 to less than 10,000		10
10,000 to less than 50,000		50
50,000 to less than 100,000		100
100,000 to less than 500,000		500
500,000 or more		1,000

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

The number of companies listed on the KRX KOSPI Market of the Korea Exchange since 2015, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Number of Listed Companies	Total Market Capitalization on the Last Day for Each Period		Average Daily Trading Volume, Value
		(Millions of Won)	(Thousands of U.S. dollars)(1)	(Thousands of Shares)	(Millions of Won)	(Thousands of U.S. dollars)(1)
2015	770	1,242,832,089	1,060,436,936	455,256	5,351,734	4,566,326
2016	779	1,308,440,373	1,082,697,868	376,772	4,523,043	3,742,692
2017	774	1,605,820,912	1,498,806,153	340,463	5,335,418	4,979,856
2018	788	1,343,971,857	1,202,014,003	397,972	6,548,622	5,856,920
2019	799	1,475,909,365	1,274,753,295	470,722	4,989,806	4,309,731
2020 (through April 17)	797	1,287,911,931	1,112,378,590	764,850	8,587,660	7,417,223

Source: The Korea Exchange

Note:

(1)	Converted at the market average exchange rate as announced by Seoul Money Brokerage Services, Ltd. in Seoul at the end of the periods indicated.

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

Item 10.A. Share Capital

Not Applicable

Item 10.B. Memorandum and Articles of Incorporation

Set forth below is information relating to our capital stock, including brief summaries of material provisions of our Articles of Incorporation, the KEPCO Act, the Financial Investment Services and Capital Markets Act, the Korean Commercial Act and certain related laws of Korea, all currently in effect. The following summaries are qualified in their entirety by reference to our Articles of Incorporation and the applicable provisions of the KEPCO Act, Financial Investment Services and Capital Markets Act, the Korean Commercial Act, the Act on the Management of Public Institutions and certain related laws of Korea. On April 14, 2020, we amended our Articles of Incorporation to incorporate the requirements relating to the electronic registration of stocks, bond, etc. in accordance with the Act on Electronic Registration of Stocks, Bonds, Etc. (“Electronic Registration Act”) and relevant amendments to the Act on the Management of Public Institutions.

Objects and Purposes

We are a statutory juridical corporation established under the KEPCO Act for the purpose of ensuring “stabilization of the supply and demand of electric power, and further contributing toward the sound development of the national economy through expediting development of electric power resources and carrying out proper and effective operation of the electricity business.” The KEPCO Act and our Articles of Incorporation (Article 2) contemplate that we engage in the following activities:

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

Share Capital

Currently, our authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value Won 5,000 per share. Under our Articles of Incorporation, we are authorized to issue up to 150,000,000 non-voting preferred shares. As of December 31, 2019, the last day on which our shareholders’ registry was closed for purposes of identifying shareholders of record, 641,964,077 common shares were issued and no non-voting preferred shares have been issued. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. Our shares are electronically registered with our account management institution in lieu of issuing share certificates.

Description of Capital Stock

Dividend Rights

Under the KEPCO Act, we are authorized to pay preferential dividends on our shares held by public shareholders as opposed to those held by the Government. Dividends to public shareholders are distributed in proportion to the number of shares of the relevant class of capital stock owned by each public shareholder following approval by the shareholders at a general meeting of shareholders. Korea Development Bank may receive dividends in proportion to the numbers of our shares held by them. Under the Korean Commercial Act and our Articles of Incorporation, we will pay full annual dividends on newly issued shares.

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

Under the Korean Commercial Act and our Articles of Incorporation, we do not have an obligation to pay any annual dividend unclaimed for five years from the payment date.

The KEPCO Act provides that we shall not pay an annual dividend unless we have made up any accumulated deficit and set aside as a legal reserve an amount equal to 20.0% or more of our net profit until our accumulated reserve reaches one-half of our stated capital.

Distribution of Free Shares

In addition to dividends in the form of shares to be paid out of retained or current earnings, the Korean Commercial Act permits us to distribute to our shareholders an amount transferred from our capital surplus or legal reserve to stated capital in the form of free shares.

Voting Rights

Holders of our common shares are entitled to one vote for each common share, except that voting rights with respect to any common shares held by us or by a corporate shareholder, more than one-tenth of whose outstanding capital stock is directly or indirectly owned by us, may not be exercised. Any person (with certain exceptions) who holds more than 3% of our issued and outstanding shares cannot exercise voting rights with respect to the shares in excess of this 3% limit. See “—Limitation on Shareholdings.” Pursuant to the Korean Commercial Act, cumulative voting is permissible in relation to the appointment of directors. Under the Korean Commercial Act, a cumulative vote can be requested by the shareholders of a corporation representing at least 1% of the total voting shares of such corporation if the relevant shareholders’ meeting is intended to elect more than two seats of the board of directors and the request for cumulative voting is made to the management of the corporation in writing at least six weeks in advance of the shareholders’ meeting. Under this new voting method, each shareholder will have multiple voting rights corresponding to the number of directors to be appointed in such voting and may exercise all such voting rights to elect one director. Shareholders are entitled to vote cumulatively unless the Articles of Incorporation expressly prohibit cumulative voting. Our current Articles of Incorporation do not prohibit cumulative voting. Except as otherwise provided by law or our Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by affirmative majority vote of the voting shares of the shareholders present or represented at a meeting, which must also represent at least one-fourth of the voting shares then issued and outstanding. The holders of our non-voting preferred shares (other than enfranchised preferred shares (as described below)) are not entitled to vote on any resolution or to receive notice of any general meeting of shareholders unless the agenda of the meeting includes consideration of a resolution on which such holders are entitled to vote. If we are unable to pay any dividend to holders of non-voting preferred shares as provided in our Articles of Incorporation, the holders of non-voting preferred shares will become enfranchised and will be entitled to exercise voting rights until such dividends are paid. The holders of these “enfranchised preferred shares” have the same rights as holders of our common shares to request, receive notice of, attend and vote at a general meeting of shareholders. Pursuant to the KEPCO Act and our Articles of Incorporation, the appointment of standing directors, the president and standing statutory auditor are subject to shareholder approval.

Under the Korean Commercial Act, for the purpose of electing our statutory auditor, a shareholder (together with certain related persons) holding more than 3% of the total shares having voting rights may not exercise voting rights with respect to shares in excess of such 3% limit.

The Korean Commercial Act provides that the approval by holders of at least two-thirds of those shares having voting rights present or represented at a meeting, where such shares also represent at least one-third of the total issued and outstanding shares having voting rights, is required in order to, among other things:

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

Preemptive Rights and Issuance of Additional Shares

Authorized but unissued shares may be issued at such times and, unless otherwise provided in the Korean Commercial Act, upon such terms as our board of directors may determine. The new shares must be offered on uniform terms to all our shareholders who have preemptive rights and who are listed on the shareholders’ register as of the record date. Subject to the limitations described under “—Limitation on Shareholdings” below and with certain other exceptions, all our shareholders are entitled to subscribe for any newly issued shares in proportion to their existing shareholdings. Under the Korean Commercial Act, we may vary, without shareholder approval, the terms of such preemptive rights for different classes of shares. Public notice of the preemptive rights to new shares and their transferability must be given not less than two weeks (excluding the period during which the shareholders’ register is closed) prior to the record date. Our board of directors may determine how to distribute shares for which preemptive rights have not been exercised or where fractions of shares occur.

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

Transfer of Shares

Under the Electronic Registration Act, the transfer of shares is effected by the electronic registration of such transfers on an electronic register pursuant to the Electronic Registration Act, under which the electronic registration of stocks, bonds and transfers thereof will be required. To assert shareholders’ right against us, the transferee must have his name and address registered on our electronic register of shareholders. For this purpose, a shareholder is required to apply for electronic registration of transfers between accounts.

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

Acquisition of Our Own Shares

Under the Korean Commercial Act, we may acquire our own shares through (1) purchases on a stock exchange or (2) purchase of the shares in proportion to the number of shares held by each shareholder on equal terms and conditions, by a resolution at a Shareholders’ meeting. The aggregate amount of the acquisition price shall not exceed the excess of our net assets, on a non-consolidated basis, over the sum of (1) our stated capital, (2) the total amount of our capital surplus reserve and earned surplus reserve which have accumulated up to the end of the previous fiscal year, (3) our earned surplus required to be accumulated for the then current fiscal year and (4) our net assets stated in the balance sheet as being increased as a result of the evaluation of the assets and liabilities in accordance with our accounting principles without being set off against any unrealized losses. In addition, under the Korean Commercial Act, we may not acquire our own shares if our net assets may fall short of the aggregate amount of the item (1) to (4) above, on a non-consolidated basis, as of the conclusion of the relevant business year of us. In general, our subsidiaries 50% or more of whose shares are owned by us may not acquire our shares.

General Meeting of Shareholders

The ordinary general meeting of our shareholders is held within three months after the end of each fiscal year, and subject to board resolution or court approval, an extraordinary general meeting of our shareholders may be held as necessary or at the request of shareholders holding an aggregate of 1.5% or more of our outstanding common shares for at least six consecutive months. Under the Korean Commercial Act, an extraordinary general meeting of shareholders may be convened at the request of our audit committee, subject to a board resolution or court approval. Holders of non-voting preferred shares may only request a general meeting of shareholders once the non-voting preferred shares have become enfranchised as described under “—Description of Capital Stock—Voting Rights” above. Written notices setting forth the date, place and agenda of the meeting must be given to shareholders at least two weeks prior to the date of the general meeting of shareholders. However, pursuant to the Korean Commercial Act and our Articles of Incorporation, with respect to holders of less than 1% of the total number of our issued and outstanding shares which are entitled to vote, notice may be given by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers published in Seoul or by placing a public notice in the electrical disclosure system of the Financial Supervisory Service or the Korea Exchange, at least two weeks in advance of the meeting. Currently, for giving such notice, we use an electronic disclosure system available for access at a website maintained by the Financial Supervisory Service (known as the Data Analysis, Retrieval and Transfer System, or DART). Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at such meeting. Holders of the enfranchised preferred shares on the shareholders’ register as of the record date are entitled to receive notice of, and to attend and vote at, the general meetings. Otherwise, holders of non-voting preferred shares are not entitled to receive notice of general meetings of shareholders or vote at such meetings but may attend such meetings.

The general meeting of shareholders is held in Naju, Jeollanam-do.

Register of Shareholders and Record Dates

Our transfer agent, Kookmin Bank, maintains the register of our shareholders at its office in Seoul, Korea. It registers transfers of our shares on the register of shareholders upon presentation of the share certificates.

The record date for annual dividends is December 31. For the purpose of determining the holders of shares entitled to annual dividends, the register of shareholders may be closed from January 1 to January 31 of each year. Further, the Korean Commercial Act and our Articles of Incorporation permit us at least two weeks’ public notice to set a record date and/or close the register of shareholders for not more than three months for the purpose of determining the shareholders entitled to certain rights pertaining to our shares. The trading of our shares and the delivery of certificates in respect of them may continue while the register of shareholders is closed.

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

Securities Transaction Tax

If you transfer shares of common stock on the Stock Market of the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.10% and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock. If your transfer of the shares of common stock is not made on the Stock Market of the Korea Exchange, subject to certain exceptions you will be subject to securities transaction tax at the rate of 0.5% for transfers prior to April 1, 2020 and 0.45% for transfers on or after April 1, 2020 and will not be subject to an agriculture and fishery special surtax.

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

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and assets and the valuation of our assets, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2019, and we do not expect to be a PFIC in 2020 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. We cannot assure you that we will not be a PFIC for 2020 or any future taxable year.

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

Our primary market risk exposures are to fluctuations in exchange rates, interest rates and fuel prices. We are exposed to foreign exchange risk related to foreign currency-denominated liabilities. As of December 31, 2019, 17.5% of our long-term debt (including the current portion but excluding issue discounts and premium), without taking into consideration of swap transactions, was denominated in foreign currencies, principally U.S. dollars. However, a substantial portion of our revenues is denominated in Won. As a result, changes in exchange rates, particularly between the Won and the U.S. dollar, significantly affect us due to our significant amounts of foreign currency-denominated debt and the effect of such changes on the amount of funds required by us to make interest and principal payments on such debt. In order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have recently been reducing and plan to continue to reduce the proportion of our debt which is denominated in foreign currencies.

We are also exposed to foreign exchange risk related to our purchases of fuel since we obtain substantially all of our fuel materials (other than anthracite coal) directly or indirectly from sources outside Korea. Prices for such fuel materials are quoted based on prices stated in, and in many cases are paid for in, currencies other than Won. In 2019, fuel costs represented 31.2% of our sales.

We are exposed to interest rate risk due to significant amounts of debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings. We are also exposed to fluctuations in prices of fuel materials. In 2019, for electricity generation, uranium accounted for 35.7% of our fuel requirements, coal accounted for 51.8%, LNG accounted for 9.5%, oil accounted for 0.5%, and others accounted for 2.4%, measured in each case by the amount of electricity we generated. In 2018, for electricity generation, uranium accounted for 31.9% of our fuel requirements, coal accounted for 53.2%, LNG accounted for 11.2%, oil accounted for 1.4%, and others accounted for 2.3%, measured in each case by the amount of electricity we generated.

For additional discussions of our market risks, see Item 3.D. “Risk Factors” and Item 5.B. “Liquidity and Capital Resources—Liquidity.”

We have entered into various swap contracts to hedge exchange rate risks arising from foreign currency-denominated debts. Details of currency swap contracts outstanding as of December 31, 2019 are as follows:

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate		Contract Exchange Rate
Type				Pay	Receive	Pay	Receive
				(KRW in millions, USD, CHF, HKD, AUD, EUR, SEK and other foreign currencies in thousands)
Trading	Standard Chartered	2014	2029	KRW 102,470	USD 100,000	3.14%	3.57%	1,024.70
	Societe Generale	2014	2024	KRW 105,017	USD 100,000	4.92%	5.13%	1,050.17
	Hana Bank	2015	2024	KRW 107,970	USD 100,000	4.75%	5.13%	1,079.70
	Credit Agricole	2015	2024	KRW 94,219	USD 86,920	4.85%	5.13%	1,083.97
	Woori Bank	2019	2027	KRW 21,708	USD 19,417	5.04%	6.75%	1,118.00
	Woori Bank	2019	2024	KRW 296,000	USD 250,000	1.21%	2.50%	1,184.00
	Korea Development Bank	2019	2024	KRW 177,600	USD 150,000	1.24%	2.50%	1,184.00

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate		Contract Exchange Rate
Type				Pay	Receive	Pay	Receive
				(KRW in millions, USD, CHF, HKD, AUD, EUR, SEK and other foreign currencies in thousands)
	Hana Bank	2019	2024	KRW 118,400	USD 100,000	1.24%	2.50%	1,184.00
	Citibank	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	JP Morgan	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	Bank of America	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	Shinhan Bank	2016	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	HSBC	2012	2022	KRW 111,770	USD 100,000	2.89%	3.00%	1,117.70
	Hana Bank	2012	2022	KRW 111,770	USD 100,000	2.87%	3.00%	1,117.70
	Standard Chartered	2012	2022	KRW 111,770	USD 100,000	2.89%	3.00%	1,117.70
	Deutsche Bank	2012	2022	KRW 55,885	USD 50,000	2.79%	3.00%	1,117.70
	Nomura	2015	2025	KRW 111,190	USD 100,000	2.60%	3.25%	1,111.90
	Korea Development Bank	2015	2025	KRW 111,190	USD 100,000	2.62%	3.25%	1,111.90
	Woori Bank	2015	2025	KRW 55,595	USD 50,000	2.62%	3.25%	1,111.90
	Hana Bank	2015	2025	KRW 55,595	USD 50,000	2.62%	3.25%	1,111.90
	Woori Bank	2017	2027	KRW 111,610	USD 100,000	2.25%	3.13%	1,116.10
	Korea Development Bank	2017	2027	KRW 111,610	USD 100,000	2.31%	3.13%	1,116.10
	Hana Bank	2017	2027	KRW 111,610	USD 100,000	2.31%	3.13%	1,116.10
	Korea Development Bank	2018	2028	KRW 108,600	HKD 800,000	2.69%	3.35%	135.75
	Shinhan Bank	2018	2028	KRW 115,388	HKD 850,000	2.66%	3.35%	135.75
	Korea Development Bank	2018	2023	KRW 170,280	USD 150,000	2.15%	3.75%	1,135.20
	Woori Bank	2018	2023	KRW 170,280	USD 150,000	2.18%	3.75%	1,135.20
	Hana Bank	2018	2023	KRW 113,520	USD 100,000	2.17%	3.75%	1,135.20
	Shinhan Bank	2018	2023	KRW 227,040	USD 200,000	2.17%	3.75%	1,135.20
	Citibank	2019	2024	KRW 239,956	CHF 200,000	1.44%	0.00%	1,199.78
	Korea Development Bank	2019	2027	KRW 119,978	CHF 100,000	1.43%	0.05%	1,199.78
	HSBC	2019	2024	USD 205,500	AUD 300,000	3M Libor+ 0.78%	3M BBSW+ 0.97%	0.69
Cash flow hedge	HSBC	2014	2020	KRW 99,901	AUD 100,000	3.52%	5.75%	999.01
	HSBC	2014	2020	KRW 100,482	AUD 100,000	3.48%	5.75%	1,004.82
	Standard Chartered	2013	2020	USD 117,250	AUD 125,000	3M Libor + 1.25%	5.75%	0.94
	Standard Chartered	2014	2020	KRW 126,032	USD 117,250	3.55%	3M Libor + 1.25%	1,074.90
	Korea Development Bank	2017	2020	KRW 114,580	USD 100,000	1.75%	2.38%	1,145.80
	Hana Bank	2017	2020	KRW 114,580	USD 100,000	1.75%	2.38%	1,145.80
	Export-import bank of Korea	2017	2020	KRW 114,580	USD 100,000	1.75%	2.38%	1,145.80
	Korea Development Bank	2016	2021	KRW 121,000	USD 100,000	2.15%	2.50%	1,210.00
	Morgan Stanley	2016	2021	KRW 121,000	USD 100,000	3M Libor + 2.10%	2.50%	1,210.00
	BNP Paribas	2016	2021	KRW 121,000	USD 100,000	3M Libor + 2.10%	2.50%	1,210.00
	Nomura	2017	2037	KRW 52,457	EUR 40,000	2.60%	1.70%	1,311.42
	Nomura	2017	2037	KRW 59,423	SEK 450,000	2.62%	2.36%	132.05
	Korea Development Bank	2019	2022	KRW 112,650	USD 100,000	1.80%	3.38%	1,126.50
	Kookmin Bank	2019	2022	KRW 112,650	USD 100,000	1.80%	3.38%	1,126.50
	Woori Bank	2019	2022	KRW 112,650	USD 100,000	1.80%	3.38%	1,126.50
	Korea Development Bank	2018	2023	KRW 320,880	USD 300,000	2.03%	3.75%	1,069.60
	BNP Paribas	2019	2024	KRW 111,841	CHF 100,000	1.78%	0.13%	1,118.41
	Kookmin Bank	2019	2024	KRW 111,841	CHF 100,000	1.78%	0.13%	1,118.41
	Korea Development Bank	2019	2022	KRW 117,340	USD 100,000	1.06%	2.38%	1,173.40
	Hana Bank	2019	2022	KRW 117,340	USD 100,000	1.06%	2.38%	1,173.40
	Kookmin Bank	2019	2022	KRW 117,340	USD 100,000	1.06%	2.38%	1,173.40
	Hana Bank	2018	2021	KRW 212,960	USD 200,000	2.10%	3.00%	1,064.80
	Korea Development Bank	2018	2021	KRW 212,960	USD 200,000	2.10%	3.00%	1,064.80
	Credit Agricole	2014	2020	KRW 110,680	USD 100,000	2.29%	2.50%	1,106.80
	Societe Generale	2014	2020	KRW 55,340	USD 50,000	2.16%	2.50%	1,106.80

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate		Contract Exchange Rate
Type				Pay	Receive	Pay	Receive
				(KRW in millions, USD, CHF, HKD, AUD, EUR, SEK and other foreign currencies in thousands)
	Hana Bank	2014	2020	KRW 55,340	USD 50,000	2.16%	2.50%	1,106.80
	Hana Bank	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	Standard Chartered	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	HSBC	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	Nomura	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	BNP Paribas	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	HSBC	2014	2020	KRW 55,340	USD 50,000	2.21%	2.50%	1,106.80
	Hana Bank	2017	2022	KRW 226,600	USD 200,000	1.94%	2.63%	1,133.00
	Korea Development Bank	2017	2022	KRW 113,300	USD 100,000	1.94%	2.63%	1,133.00
	Nomura	2017	2022	KRW 113,300	USD 100,000	1.95%	2.63%	1,133.00
	Woori Bank	2017	2022	KRW 56,650	USD 50,000	1.95%	2.63%	1,133.00
	Kookmin Bank	2017	2022	KRW 56,650	USD 50,000	1.95%	2.63%	1,133.00
	Korea Development Bank	2018	2023	KRW 169,335	USD 150,000	2.26%	3.88%	1,128.90
	Woori Bank	2018	2023	KRW 169,335	USD 150,000	2.26%	3.88%	1,128.90
	Credit Agricole	2018	2023	KRW 112,890	USD 100,000	2.26%	3.88%	1,128.90
	Hana Bank	2018	2023	KRW 56,445	USD 50,000	2.26%	3.88%	1,128.90
	Kookmin Bank	2018	2023	KRW 56,445	USD 50,000	2.26%	3.88%	1,128.90

Under these currency swap contracts, we recognized net valuation gain of Won 311 billion in 2019.

Details of interest rate contracts outstanding as of December 31, 2019 are as follows:

	Counterparty	Contract Year	Settlement Year		Contract Interest Rate Per Annum
Type				Contract Amount	Pay	Receive
				(KRW in millions, USD in thousands)
Trading	Hana Bank	2017	2022	KRW 100,000	2.01%	3M CD + 0.24%
	Hana Bank	2017	2022	KRW 100,000	2.06%	3M CD + 0.27%
	Nomura(1)	2017	2037	KRW 30,000	2.05%	3.08%
	Hana Bank	2017	2021	KRW 200,000	2.45%	3M CD + 0.32%
	Nomura(2)	2018	2038	KRW 30,000	2.56%	3.75%
	Hana Bank	2018	2023	KRW 200,000	2.15%	3M CD + 0.19%
	Hana Bank	2018	2023	KRW 200,000	2.17%	3M CD + 0.19%
	Hana Bank	2018	2023	KRW 150,000	2.03%	3M CD + 0.21%
	Hana Bank	2019	2024	KRW 200,000	1.87%	3M CD + 0.13%
	Societe Generale	2017	2022	KRW 200,000	3M Libor + 3.44%	3.77%
	Nomura	2017	2027	KRW 52,457	3M Libor + 2.25%	2.60%
	Nomura	2017	2027	KRW 59,423	3M Libor + 2.27%	2.62%
	Export-import bank of Korea	2015	2031	USD 15,893	2.67%	6M USD Libor
	ING Bank	2015	2031	USD 7,861	2.67%	6M USD Libor
	BNP Paribas	2015	2031	USD 7,861	0.0267	6M USD Libor
Cash flow hedge	BNP Paribas	2009	2027	USD 92,120	4.16%	6M USD Libor
	KFW	2009	2027	USD 92,120	4.16%	6M USD Libor
	Export-import bank of Korea	2016	2036	USD 80,514	3.00%	6M USD Libor

Notes:

(1)

2.05% of the contract interest rate for paying is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter. Depending on exercise of counterparty’s right, it can be reimbursed before the due date on the same day of every year starting from September 18, 2022.

(2)

2.56% of the contract interest rate for paying is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter. Depending on exercise of counterparty’s right, it can be reimbursed before the due date on the same day of every year starting from June 15, 2023.

Under these interest rate swap contracts, we recognized net valuation loss of Won 16,231 million in 2019.

We engage in transactions denominated in foreign currencies and consequently become exposed to fluctuations in exchange rates. The carrying amounts of our foreign currency-denominated monetary assets and monetary liabilities as of December 31, 2018 and 2019 were as follows:

	Assets		Liabilities
Type	2018	2019	2018	2019
	(In thousands of USD, EUR, GBP and other foreign currencies)
AED	10,513	57,403	5,890	40,061
AUD	143	143	717,712	1,036,785
BDT	71,575	85,547	1,175	635
BWP	1,214	1,437	—	—
CAD	96	86	4	3,112
CHF	—	—	400,000	500,753
CNY	—	—	26,140	26,140
CZK	—	—	—	243
EUR	337	208	105,673	111,199
GBP	—	—	1	191
GHS	25,794	—	—	—
HKD	—	—	1,650,000	1,648,815
IDR	60,568	376,136	206,935	219,801
INR	1,228,795	1,244,170	183,963	210,232
JOD	2,764	1,516	5	147
JPY	35,935	109,970	390,921	314,402
KZT	319	319	—	—
MGA	3,318,447	3,858,201	170,641	133,403
MMK	25,208	29,651	—	—
PHP	709,285	175,210	66,985	130,073
PKR	305,542	354,361	3,588	4,366
SAR	2,024	2,653	—	480
SEK	—	—	450,000	449,072
USD	1,422,510	1,227,054	8,103,602	9,963,928
UYU	39,898	58,781	4,253	8,213
VND	—	418,998	—	1,375
ZAR	170	450	4	6

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

If Won depreciates against U.S. dollar and all other foreign currencies held by us by 10% and all other variables are held constant from their levels as of December 31, 2019, we estimate that our unrealized foreign exchange translation losses will increase by Won 1,198 billion in 2020. Such sensitivity analysis is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency as of December 31, 2018 and 2019, without taking into consideration of swap transactions. To manage our foreign currency risk related to foreign currency-denominated receivables and payables, we have a policy of entering into currency forward agreements. In addition, to manage our foreign currency risk related to foreign currency-

denominated expected sales transactions and purchase transactions, we enter into cross-currency swap agreements.

We are exposed to interest rate risk due to our borrowings with floating interest rates. If interest rates increase by 1%p on all of our borrowings and debentures bearing variable interest and all other variables are held constant as of December 31, 2019, we estimate that our profit before income taxes will decrease by Won 25 billion (not reflecting the fact that a portion of such interest may be capitalized under IFRS) in 2020. Such sensitivity analysis does not take into consideration interest rate swap transactions. To manage our interest rate risks, we, in addition to maintaining an appropriate mix of fixed and floating rate loans, have entered into certain interest rate swap agreements.

We are exposed to electricity rates risk due to the rate regulation by the Government, which considers the effect of electricity rate changes on the national economy. If the electricity rate rises by 1% and all other variables are held constant as of December 31, 2019, we estimate that our profit before income taxes will increase by Won 559 billion in 2020.

We are exposed to fuel price risks due to the heavy influence of fuel costs on our sales and cost of sales. If the fuel prices of anthracite and bituminous coal, oil, LNG and others used for generation by us and our generation subsidiaries rise by 1% and all other variables are held constant as of December 31, 2019, we estimate that our profit before income taxes will decrease by Won 178 billion in 2020.

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

Depositary Payments for the Fiscal Year 2019

The following table sets forth our expenses incurred in 2019, which were reimbursed by Citibank, N.A. in the aggregate:

	(In thousands of U.S. dollars)
Reimbursement of legal fees	US$	122
Reimbursement of accounting fees		156
Contributions towards our investor relations and other financing efforts (including investor conferences, non-deal roadshows and market information services)		660
Other		188

Total	US$	1,125

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2019 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2019 based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

Following the overhaul in May 2013 by the Committee of Sponsoring Organization of the Treadway (“COSO”) of the COSO Framework relating to internal controls and adoption of the 2013 Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework (2013)”), we have, effective January 1, 2014, adopted the COSO Framework (2013) and incorporated it into our internal control system for us and our subsidiaries in order to comply with the Sarbanes Oxley Act and to standardize our internal control system. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 using criteria established by the COSO Framework (2013). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2019 based on the criteria established by the COSO Framework (2013).

Audit Report of the Independent Registered Public Accounting Firm

Ernst & Young Han Young has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2019, which is included elsewhere in this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our adoption of the COSO Framework (2013) did not have, and is not reasonably likely to have, any material effect on our internal control over financial reporting.

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

Our board of directors has determined that we have at least one “audit committee financial expert” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Our audit committee financial expert is Noh, Geum-Sun. Such member is independent within the meaning of the Korea Stock Exchange listing standards, the regulations promulgated under the Enforcement Decree of the Korean Commercial Act and the New York Stock Exchange listing standards.

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

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2018 and 2019 for professional services rendered by our principal auditors for such year, for various types of services and a brief description of the nature of such services. KPMG Samjong Accounting Corp., a Korean independent registered public accounting firm, was our principal auditors for the year ended December 31, 2018. Ernst & Young Han Young, a Korean independent registered public accounting firm, was our principal auditors for the year ended December 31, 2019 and we currently expect Ernst & Young Han Young to serve as our principal auditors for the year ended December 31, 2020.

	Aggregate Fees Billed During
Type of Services	2018		2019		Nature of Services
	(In millions of Won)
Audit Fees	￦	3,884	￦	7,440	Audit service including interim review service for KEPCO and its subsidiaries.
Audit-Related Fees		315		558	Comfort letter services.
Tax Fees		105		113	Tax return and consulting advisory service.
All Other Fees		—		—	All other services which do not meet the three categories above.

Total	￦	4,304	￦	8,111

The U.S. law and regulations in effect since May 6, 2003 generally require all service of the principal auditors to be pre-approved by an independent audit committee or, if no such committee exists with respect to an issuer, by the entire board of directors. We have adopted the following policies and procedures for consideration and approval of requests to engage our principal auditors to perform audit and non-audit services. If the request relates to services that would impair the independence of our principal auditors, the request must be rejected. If the service request relates to audit and permitted non-audit services for us and our subsidiaries, it must be forwarded to our audit committee and receive pre-approval.

In addition, the U.S. law and regulations permit the pre-approval requirement to be waived with respect to engagements for non-audit services aggregating no more than five percent of the total amount of revenues we paid to our principal auditors, if such engagements were not recognized by us at the time of engagement and were promptly brought to the attention of our audit committee or a designated member thereof and approved prior to the completion of the audit.

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

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Our independent accountant has recently changed from KPMG Samjong Accounting Corp. (“KPMG”) to Ernst & Young Han Young (“E&Y”) due to the expiration of the term of the appointment of KPMG. Under the rules of the Board of Audit and Inspection, a Government agency, relating to audits of Government-owned entities, a public accounting firm may not audit a Government-owned entity (including us) for a term exceeding six consecutive years. The fiscal year 2018 marked the sixth year of audit by KPMG of us, thus we were required to appoint a new independent registered public accounting firm. As a result, we appointed E&Y, whose appointment was approved at our audit committee meeting on November 16, 2018. E&Y has begun serving as our new independent registered public accounting firm for the years ended December 31, 2019, 2020 and 2021.

KPMG’s engagement as our independent registered public accounting firm expired upon the completion of the audit of our consolidated financial statements as of and for the year ended December 31, 2018 and the effectiveness of internal control over financial reporting as of December 31, 2018 and the issuance of their reports thereon April 30, 2019. The audit report of KPMG on our consolidated financial statements as of and for the years ended December 31, 2017 and 2018 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, in connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2017 and 2018 there were no disagreements (as described in Item 16F(a)(1)(iv) of Form 20-F) with KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in connection with their reports. In addition, we confirm that during the years ended December 31, 2017 and 2018 and prior to the expiration of KPMG’s engagement as our independent registered public accounting firm, there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

During our fiscal years ended December 31, 2017 and 2018 and prior to the commencement of E&Y’s term as our independent registered public accounting firm, neither we nor anyone on our behalf consulted with E&Y with respect to either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that E&Y concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue or (2) any matter that was either the subject of a disagreement, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F, or a reportable event, as described in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of the disclosure in this Item to KPMG and requested that KPMG furnish us with a letter addressed to the Commission stating whether it agrees with such disclosure, and if it does not agree, stating the respects in which it does not agree. A copy of KPMG’s letter dated April 29, 2020 is filed as Exhibit 15.5 to this Form 20-F.

ITEM 16.G. CORPORATE GOVERNANCE

We are committed to high standards of corporate governance. We are in compliance with the corporate governance provisions of the KEPCO Act, the Act on the Management of Public Institutions, the Korean Commercial Act, the Financial Investment Services and Capital Markets Act of Korea and the Listing Rules of the Korea Exchange. We, like all other companies in Korea, must comply with the corporate governance provisions under the Korean Commercial Act, except to the extent the KEPCO Act and the Act on the Management of Public Institutions otherwise require. Our corporate governance is also affected by various regulatory guidelines, including those promulgated by the Ministry of Economy and Finance. In addition, as a company listed on the Korea Exchange, we are subject to the Financial Investment Services and Capital Markets Act of Korea, unless the Financial Investment Services and Capital Markets Act of Korea otherwise provides.

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

Under certain amendments to the Act on the Management of Public Institutions that became effective as of July 1, 2019, our president is required to establish a plan to appoint directors and senior management based on the gender equality, endeavor to follow such plan, and submit an annual report on our gender equality plan regarding appointment of directors and senior management to the Ministry of Economy and Finance.

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

First, as the sole shareholder, we continue to have the right, under the Act on the Management of Public Institutions, to approve or disapprove the appointment of key members of the governing body of our generation subsidiaries (namely, the president and the standing directors) by way of a vote at the general shareholders meeting before such appointments are ultimately approved and made by the President of the Republic (in the case of the presidents and standing directors concurrently serving as audit committee members of the generation subsidiaries) or by the president of each generation subsidiary (in the case of other standing directors of such generation subsidiary). Our right to exercise such voting right as a shareholder is also protected by the Commercial Act of Korea.

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

Audit Committee

Under the NYSE listing rules, listed companies must have an audit committee that has a minimum of three members, and all audit committee members must satisfy the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. Our audit committee members meet the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. The audit committee must be directly responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accountants. Our audit committee performs the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act, including the supervision of the audit by the independent registered public accountants. Under the Korea Exchange listing rules and the Korean Commercial Act, a large listed company must also establish an audit committee of which at least two-thirds of its members must be non-standing directors and whose chairman must be a non-standing director. Under the Act on the Management of Public Institutions, the Korean Commercial Act, the amended Articles of Incorporation and the Korea Exchange listing rules, we are required to maintain an audit committee consisting of three members, of which not less than two members are required to be non-standing directors. Our audit committee is in compliance with the foregoing requirements under the Act on the Management of Public Institutions, the Korean Commercial Act, the amended Articles of Incorporation and the Korea Exchange listing rules.

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

KOREA ELECTRIC POWER CORPORATION
By:	/s/ JongKap KIM
Name:	JongKap KIM
Title:	President and Chief Executive Officer
Date:	April 29, 2020

INDEX OF EXHIBITS

1.1	Articles of Incorporation, as last amended on April 14, 2020 (in English)

2.1	Form of Deposit Agreement**

8.1	List of Subsidiaries

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1	The Korea Electric Power Corporation Act, as amended on March 21, 2017 (in English)***

15.2	Enforcement Decree of the Korea Electric Power Corporation Act, as amended on August 31, 2016 (in English)*

15.3	The Act on the Management of Public Institutions, as amended on December 31, 2018 (in English)

15.4	Enforcement Decree of the Act on the Management of Public Institutions, as amended on June 18, 2019 (in English)

15.5	Letter from KPMG

101.1	Interactive Data Files (XBRL-Related Documents)

*	Incorporated by reference to the Registrant’s annual report on Form 20-F (No. 001-13372) previously filed on April 28, 2017.
**	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 333-196703.
***	Incorporated by reference to the Registrant’s annual report on Form 20-F (No. 001-13372) previously filed on April 30, 2019.

INDEX TO FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements (as of December 31, 2019 and for the year then ended)	F-2

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements (as of December 31, 2018, and for each of the two years in the period then ended)	F-4

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	F-5

Consolidated Statements of Financial Position as of December 31, 2018 and 2019	F-7

Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2017, 2018 and 2019	F-9

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2017, 2018 and 2019	F-11

Consolidated Statements of Cash Flows for the Years Ended December 31, 2017, 2018 and 2019	F-14

Notes to the Consolidated Financial Statements	F-16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Korea Electric Power Corporation and subsidiaries (the “Company”) as of December 31, 2019, the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year then ended, and the related notes (collectively the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 29, 2020 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Impairment of property, plant and equipment in electricity transmission and distribution business

Description of the Matter

As more fully described in note 18 to the consolidated financial statements, the aggregate carrying amount of property, plant and equipment (“PP&E”) recorded by the Company was KRW 164,701,827 million and no impairment charges were recognized during the year ended December 31, 2019. As the Company generated operating losses during the year, the Company evaluated its cash-generating unit (“CGU”) in its electricity transmission and distribution business for recoverability by comparing the carrying amount of the CGU with its value-in-use (“VIU”) amount measured using the discounted cash flow model and concluded that the CGU was fully recoverable as of December 31, 2019.

Auditing the Company’s impairment assessment involved subjective judgment and required the involvement of specialists because, in preparing the VIU estimate, management uses estimates in the discounted cash flow model that include, among others, assumptions about future sales volume, unit sales prices, cost of power purchases, and discount rate, that are inherently uncertain. Further, the carrying amount of PP&E to the consolidated financial statements is material and as such these assumptions have a significant effect on the outcome of the impairment assessment.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s processes for determining the VIU of the CGU. This included controls over management’s review of the significant assumptions (i.e., future sales volume, unit sales prices, cost of power purchases, and discount rate) used to develop the discounted cash flow forecasts.

Our testing of the Company’s impairment calculation included, among other procedures, evaluating the discounted cash flow model by involving our valuation specialists to assist in testing the significant assumptions used to develop the cash flow forecasts and testing the completeness and accuracy of the underlying data. We assessed the accuracy of the Company’s historical projections by comparing them with actual operating results, evaluated management’s methodology for determining the discount rate used to calculate the present value of the forecasted cash flows by comparing it against our own calculated rate using both market and entity-specific information, searched for and evaluated information that corroborates or contradicts the Company’s assumptions, and performed sensitivity analyses of significant assumptions to evaluate the changes in the VIU estimate that could result from changes in the assumptions. Furthermore, we considered the Company’s business plan and external market data for major unobservable inputs such as future sales volumes, unit sales price and cost of power purchases, that were used in estimating the VIU. For example, we compared these significant assumptions to current industry practice, market and economic trends, historical results of the Company’s business and other relevant factors.

/s/ Ernst & Young Han Young

We have served as the Company’s auditor since 2018.

Seoul, the Republic of Korea

April 29, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Korea Electric Power Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Korea Electric Power Corporation and subsidiaries (the “Company”) as of December 31, 2018, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KPMG Samjong Accounting Corp.

We served as the Company’s auditor from 2013 to 2018.

Seoul, Korea

April 30, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

Korea Electric Power Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited Korea Electric Power Corporation and subsidiaries (the “Company”)’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2019, the related consolidated statements of comprehensive loss, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated April 29, 2020 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Han Young

Seoul, the Republic of Korea

April 29, 2020

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2018 and 2019

	Note		2018	2019
			In millions of won
Assets
Current assets
Cash and cash equivalents	5,6,7,45	￦	1,358,345	1,810,129
Current financial assets, net	5,6,9,11,12,13,45		2,359,895	1,586,509
Trade and other receivables, net	5,8,20,24,45,46,47		7,793,592	7,701,452
Inventories, net	14		7,188,253	7,050,700
Income tax receivables	41		143,214	99,718
Current non-financial assets	15		878,888	1,206,377
Assets held-for-sale	42		22,881	28,116

Total current assets			19,745,068	19,483,001

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,45		2,113,613	2,563,498
Non-current trade and other receivables, net	5,8,20,45,46,47		1,819,845	2,002,297
Property, plant and equipment, net	18,24,27,49		152,743,194	164,701,827
Investment properties, net	19,27		159,559	158,580
Goodwill	16,51		2,582	97,977
Intangible assets other than goodwill, net	21,27,46		1,225,942	1,069,976
Investments in associates	4,17		4,064,820	4,251,802
Investments in joint ventures	4,17		1,813,525	1,663,029
Defined benefit assets, net	25		—	1,047
Deferred tax assets	41		1,233,761	1,437,829
Non-current non-financial assets	15		327,152	166,929

Total non-current assets			165,503,993	178,114,791

Total Assets	4	￦	185,249,061	197,597,792

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2018 and 2019

	Note		2018	2019
			In millions of won
Liabilities
Current liabilities
Trade and other payables	5,22,24,45,47	￦	6,405,395	6,649,402
Current financial liabilities, net	5,12,23,45,47		7,981,879	8,930,903
Income tax payables	41		285,420	358,277
Current non-financial liabilities	20,28,29		5,574,041	5,688,353
Current provisions	26,45		1,594,798	2,604,721

Total current liabilities			21,841,533	24,231,656

Non-current liabilities
Non-current trade and other payables	5,22,24,45,47		2,941,696	6,965,760
Non-current financial liabilities, net	5,12,23,45,47		53,364,911	59,115,598
Non-current non-financial liabilities	28,29		8,160,033	8,834,452
Employee benefits liabilities, net	25,45		1,645,069	1,929,854
Deferred tax liabilities	41		9,617,309	8,564,775
Non-current provisions	26,45		16,585,748	19,066,048

Total non-current liabilities			92,314,766	104,476,487

Total Liabilities	4	￦	114,156,299	128,708,143

Equity
Contributed capital	1,30,45
Share capital		￦	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			35,906,267	34,785,425
Unappropriated retained earnings			14,007,942	12,811,798

			51,519,119	49,202,133

Other components of equity	34
Other capital surplus			1,234,825	1,226,364
Accumulated other comprehensive loss			(358,570)	(280,730)
Other equity			13,294,973	13,294,973

			14,171,228	14,240,607

Equity attributable to owners of the controlling company			69,743,925	67,496,318
Non-controlling interests	16, 33		1,348,837	1,393,331

Total Equity		￦	71,092,762	68,889,649

Total Liabilities and Equity		￦	185,249,061	197,597,792

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2017, 2018 and 2019

	Note		2017	2018	2019
			In millions of won, except per share information
Sales	4,35,45,47
Sales of goods		￦	55,772,548	57,897,804	56,894,876
Sales of construction services	20		3,212,184	1,742,391	1,264,916
Sales of services			351,157	392,867	408,290

			59,335,889	60,033,062	58,568,082

Cost of sales	14,25,43,47
Cost of sales of goods			(48,454,036)	(55,976,628)	(55,750,468)
Cost of sales of construction services			(3,047,396)	(1,638,869)	(998,766)
Cost of sales of services			(597,423)	(592,224)	(1,030,601)

			(52,098,855)	(58,207,721)	(57,779,835)

Gross profit			7,237,034	1,825,341	788,247
Selling and administrative expenses	25,36,43,47		(2,762,855)	(2,627,890)	(2,669,576)
Other income	37		869,118	969,894	997,973
Other expenses	37		(180,055)	(231,330)	(241,913)
Other gains (losses), net	38		156,627	(621,124)	(582,258)

Operating profit (loss)	4		5,319,869	(685,109)	(1,707,527)
Finance income	5,12,39		1,530,618	796,870	1,009,706
Finance expenses	5,12,40		(3,127,952)	(2,470,743)	(2,782,156)
Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Share in profit of associates and joint ventures			241,537	473,269	257,673
Gain on disposal of investments in associates and joint ventures			609	5,079	70,094
Gain on disposal of investments in subsidiaries			—	73	—
Share in loss of associates and joint ventures			(323,225)	(110,168)	(90,853)
Loss on disposal of investments in associates and joint ventures			—	(2,183)	(2)
Impairment loss on investments in associates and joint ventures			(27,238)	(7,907)	(22,517)
Loss on disposal of investments in subsidiaries			—	—	(256)

			(108,317)	358,163	214,139

Profit (loss) before income tax			3,614,218	(2,000,819)	(3,265,838)
Income tax benefit (expense)	41		(2,172,824)	826,321	1,002,303

Profit (loss) for the period		￦	1,441,394	(1,174,498)	(2,263,535)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss), Continued

For the years ended December 31, 2017, 2018 and 2019

	Note		2017	2018	2019
			In millions of won, except per share information
Other comprehensive income (loss)	5,12,25,31,34
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax	25,31	￦	170,337	(108,169)	42,315
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	31		10,067	(1,153)	(6,789)
Net change in fair value of financial assets at fair value through other comprehensive income	34		—	(34,185)	(11,732)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of available-for-sale financial assets, net of tax			(7,098)	—	—
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax	5,12,34		20,868	211	19,242
Foreign currency translation of foreign operations, net of tax	34		(134,196)	(20,717)	72,816
Share in other comprehensive income (loss) of associates and joint ventures, net of tax	34		(154,694)	57,088	19,344

Other comprehensive income (loss), net of tax			(94,716)	(106,925)	135,196

Total comprehensive income (loss) for the period		￦	1,346,678	(1,281,423)	(2,128,339)

Profit (loss) attributable to:
Owners of the controlling company	44	￦	1,298,720	(1,314,567)	(2,345,517)
Non-controlling interests			142,674	140,069	81,982

		￦	1,441,394	(1,174,498)	(2,263,535)

Total comprehensive income (loss) attributable to:
Owners of the controlling company		￦	1,230,194	(1,426,477)	(2,239,147)
Non-controlling interests			116,484	145,054	110,808

		￦	1,346,678	(1,281,423)	(2,128,339)

Earnings (loss) per share (in won)	44
Basic and diluted earnings (loss) per share		￦	2,023	(2,048)	(3,654)

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017, 2018 and 2019

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

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2017, 2018 and 2019

		Equity attributable to owners of the controlling company				Non- controlling interests	Total equity
		Contributed capital	Retained earnings	Other components of equity	Subtotal
		In millions of won
Balance at January 1, 2018	￦	4,053,578	53,370,558	14,257,309	71,681,445	1,283,196	72,964,641
Effect of change in accounting policy		—	71,928	(76,851)	(4,923)	—	(4,923)

Restated balance at January 1, 2018		4,053,578	53,442,486	14,180,458	71,676,522	1,283,196	72,959,718
Total comprehensive income (loss) for the period
Profit (loss) for the period		—	(1,314,567)	—	(1,314,567)	140,069	(1,174,498)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(100,495)	—	(100,495)	(7,674)	(108,169)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	(1,153)	—	(1,153)	—	(1,153)
Net change in fair value of financial assets at fair value through other comprehensive income		—	—	(34,125)	(34,125)	(60)	(34,185)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(1,140)	(1,140)	1,351	211
Foreign currency translation of foreign operations, net of tax		—	—	(32,086)	(32,086)	11,369	(20,717)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	57,089	57,089	(1)	57,088
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(507,152)	—	(507,152)	(92,741)	(599,893)
Issuance of shares of capital by subsidiaries and others		—	—	1,032	1,032	17,183	18,215
Changes in consolidation scope		—	—	—	—	9,530	9,530
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)

Balance at December 31, 2018	￦	4,053,578	51,519,119	14,171,228	69,743,925	1,348,837	71,092,762

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2017, 2018 and 2019

		Equity attributable to owners of the controlling company				Non- controlling interests	Total equity
		Contributed capital	Retained earnings	Other components of equity	Subtotal
		In millions of won
Balance at January 1, 2019	￦	4,053,578	51,519,119	14,171,228	69,743,925	1,348,837	71,092,762
Total comprehensive income (loss) for the period
Profit (loss) for the period		—	(2,345,517)	—	(2,345,517)	81,982	(2,263,535)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	36,160	—	36,160	6,155	42,315
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(6,789)	—	(6,789)	—	(6,789)
Net change in fair value of financial assets at fair value through other comprehensive income		—	—	(11,732)	(11,732)	—	(11,732)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	14,041	14,041	5,201	19,242
Foreign currency translation of foreign operations, net of tax		—	—	55,347	55,347	17,469	72,816
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	19,343	19,343	1	19,344
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(99,255)	(99,255)
Issuance of shares of capital by subsidiaries and others		—	—	—	—	21,071	21,071
Equity transactions between consolidated entities		—	—	(8,460)	(8,460)	323	(8,137)
Changes in consolidation scope		—	—	—	—	24,932	24,932
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)
Others		—	(840)	840	—	—	—

Balance at December 31, 2019	￦	4,053,578	49,202,133	14,240,607	67,496,318	1,393,331	68,889,649

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2018 and 2019

		2017	2018	2019
		In millions of won
Cash flows from operating activities
Profit (loss) for the period	￦	1,441,394	(1,174,498)	(2,263,535)

Adjustments for:
Income tax expense (benefit)		2,172,824	(826,321)	(1,002,303)
Depreciation		9,660,039	9,905,856	10,971,825
Amortization		113,672	118,938	156,915
Employee benefit expense		391,360	360,575	725,120
Bad debt expense		126,326	57,468	16,629
Interest expense		1,789,552	1,868,458	2,046,811
Loss on sale of financial assets		2,343	1	2,106
Loss on disposal of property, plant and equipment		70,514	60,704	72,508
Loss on abandonment of property, plant, and equipment		424,091	481,176	364,233
Impairment loss on property, plant and equipment		51,067	710,162	50,034
Impairment loss on intangible assets		20	8,112	513,609
Loss on disposal of intangible assets		183	43	827
Increase to provisions		1,690,120	1,056,994	2,301,215
Loss (gain) on foreign currency translation, net		(902,878)	243,378	370,309
Gain on valuation of financial assets at fair value through profit or loss		—	(8,495)	(5,575)
Loss on valuation of financial assets at fair value through profit or loss		—	6,616	4,513
Valuation and transaction loss (gain) on derivative instruments, net		1,043,628	(300,500)	(403,765)
Share in loss (profit) of associates and joint ventures, net		81,688	(363,101)	(166,820)
Gain on disposal of financial assets		(1,130)	(1,838)	(3,866)
Gain on disposal of property, plant and equipment		(48,316)	(98,077)	(43,784)
Gain on disposal of intangible assets		(564)	(12)	(206)
Gain on disposal of investments in associates and joint ventures		(609)	(5,079)	(70,094)
Loss on disposal of investments in associates and joint ventures		—	2,183	2
Impairment loss on investments in associates and joint ventures		27,238	7,907	22,517
Gain on disposal of investments in subsidiaries		—	(72)	—
Loss on disposal of investments in subsidiaries		—	—	256
Interest income		(206,143)	(223,767)	(268,118)
Dividend income		(11,477)	(12,777)	(13,838)
Impairment loss on available-for-sale financial assets		2,713	—	—
Others, net		16,679	81,317	128,237

		16,492,940	13,129,849	15,769,297

Changes in:
Trade receivables		(218,328)	246,755	95,345
Non-trade receivables		(31,807)	154,580	64,027
Accrued income		577,838	(484,718)	83,589
Other receivables		(1,271)	(61,961)	(116,583)
Other current assets		37,576	(148,509)	(271,986)
Inventories		(1,373,438)	(1,771,550)	(980,216)
Other non-current assets		(46,079)	(54,148)	(611,066)
Trade payables		342,126	478,744	(546,159)
Non-trade payables		(214,704)	(292,912)	192,506
Accrued expenses		(715,305)	(361,204)	(454,501)
Other payables		292	—	—
Other current liabilities		(126,323)	250,112	373,403
Other non-current liabilities		763,958	287,488	650,468
Investments in associates and joint ventures (dividends received)		106,983	175,175	215,612
Provisions		(1,390,606)	(1,132,969)	(1,473,461)
Payments of employee benefit obligations		(69,489)	(89,253)	(65,242)
Plan assets		(325,080)	(330,064)	(348,386)

	￦	(2,683,657)	(3,134,434)	(3,192,650)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2017, 2018 and 2019

		2017	2018	2019
		In millions of won
Cash generated from operating activities	￦	15,250,677	8,820,917	10,313,112
Dividends received (financial assets at fair value through other comprehensive income)		10,590	11,182	24,255
Interest paid		(1,886,303)	(1,895,898)	(2,027,850)
Interest received		173,226	194,221	186,122
Income taxes paid		(2,298,296)	(450,290)	(282,211)

Net cash provided by (used in) operating activities		11,249,894	6,680,132	8,213,428

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		10,542	1,617	—
Acquisition of investments in associates and joint ventures		(206,753)	(319,425)	(107,821)
Proceeds from disposals of property, plant and equipment		85,801	234,138	522,742
Acquisition of property, plant and equipment		(12,535,958)	(12,266,870)	(14,000,359)
Proceeds from disposals of intangible assets		1,072	13	7,702
Acquisition of intangible assets		(143,887)	(110,587)	(229,426)
Proceeds from disposals of financial assets		5,296,680	2,419,259	2,783,474
Acquisition of financial assets		(4,786,717)	(2,841,651)	(2,165,342)
Increase in loans		(218,698)	(188,675)	(335,773)
Collection of loans		120,967	100,010	292,745
Increase in deposits		(397,078)	(299,564)	(280,637)
Decrease in deposits		110,383	259,930	275,314
Proceeds from disposals of assets held-for-sale		—	18,716	30,662
Receipt of government grants		55,533	30,416	21,705
Cash outflow from merger		—	—	(154,311)
Net cash inflow (outflow) from changes in consolidation scope		—	2,141	(2,917)
Other cash inflow (outflow) from investing activities, net		1,414	(53,769)	(157,116)

Net cash provided by (used in) investing activities		(12,606,699)	(13,014,301)	(13,499,358)

Cash flows from financing activities
Proceeds from (repayment of) short-term borrowings, net		370,328	(183,660)	188,957
Proceeds from long-term borrowings and debt securities		10,098,067	14,251,586	13,221,407
Repayment of long-term borrowings and debt securities		(8,198,882)	(8,095,590)	(7,068,290)
Payment of lease liabilities		(122,919)	(134,454)	(573,437)
Settlement of derivative instruments, net		33,434	60,907	102,146
Change in non-controlling interests		23,582	20,113	17,365
Repayment of hybrid bond		(99,750)	—	—
Dividends paid (hybrid bond)		(15,856)	(17,658)	(13,385)
Dividends paid		(1,340,387)	(599,391)	(99,356)
Other cash outflow from financing activities, net		(2,023)	(175)	—

Net cash provided by (used in) financing activities		745,594	5,301,678	5,775,407

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		(611,211)	(1,032,491)	489,477
Effect of exchange rate fluctuations on cash held		(70,403)	21,097	(37,693)

Net increase (decrease) in cash and cash equivalents		(681,614)	(1,011,394)	451,784
Cash and cash equivalents at January 1		3,051,353	2,369,739	1,358,345

Cash and cash equivalents at December 31	￦	2,369,739	1,358,345	1,810,129

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”) was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was first listed on the Korea Stock Exchange on August 10, 1989 and subsequently on the New York Stock Exchange on October 27, 1994 through its depository receipts. KEPCO’s headquarters is located in Naju, Jeollanam-do.

As of December 31, 2019, KEPCO’s share capital amounts to ￦3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
The Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Foreign investors	154,843,683	24.12%
Other	159,043,336	24.77%

	641,964,077	100.00%

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

The consolidated financial statements of KEPCO and its subsidiaries (the “Company”) were approved by the Board of Directors on February 28, 2020 and authorized on April 10, 2020 for the purpose of Form 20-F filing with the Securities and Exchange Commission.

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

These consolidated financial statements are presented in Korean won (“won”), as won is the main currency used in KEPCO and most of the significant operating subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

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

(i)	Useful lives of property, plant and equipment, and estimations on provision for decommissioning costs

The Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Company records the fair value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Company is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be impaired if the Company determines the estimated future taxable income is not sufficient to realize the deferred tax assets recognized.

(iii)	Valuations of financial instruments at fair values

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(iv)	Defined employee benefit liabilities

The Company offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to Note 25).

(v)	Unbilled revenue

Electricity delivered but neither metered nor billed is estimated at the reporting date based on the progressive electricity billing system, discounts on electricity bills for government policy purposes and penalties as well as a result of customer usage patterns, customer mix, meter reading schedules, weather, and etc. Unbilled revenue recognized as of December 31, 2018 and 2019 are ￦1,671,117 million and ￦1,580,804 million, respectively.

(vi)	Construction contracts

The Company recognizes revenue over time using the cost-based input method which represents a faithful depiction of the Company’s progress towards complete satisfaction of providing the power plant construction, which has been identified as a single performance obligation. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Company’s efforts or inputs expected to be incurred. Cost incurred towards contract completion include costs associated with direct materials, labor, and other indirect costs related to contract performance. Judgment is required in estimating the costs expected to incur in completing the construction projects which involves estimating future materials, labor, contingencies and other related costs. Revenue is estimated based on the contractual amount however, it can also be affected by uncertainties resulting from unexpected future events.

(vii)	Early shutdown of Wolsong unit 1 nuclear power plant and changes in new nuclear power plants construction

The 30-year designed life of Wolsong unit 1 nuclear power plant of the Company had expired on November 20, 2012. On February 27, 2015, however, approval from the Nuclear Safety and Security Commission (NSSC) was received to continue its operation until November 20, 2022.

According to the Eighth Basic Plan for Electricity Supply and Demand announced by the Ministry of Trade, Industry and Energy in 2017, Wolsong unit 1 nuclear power plant was expected to go through a comprehensive evaluation for the feasibility of continuous operation including economic efficiency and acceptability of household and community in 2018 in order to decide whether to shut down early. On June 15, 2018, the board of directors of Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”), a subsidiary of KEPCO, has decided to shut down the Wolsong unit 1 on the grounds that its deficit was increasing, and its economic efficiency was low due to the unoptimistic utilization rate. On December 24, 2019, NSSC approved the permanent shutdown of unit 1.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

In addition, KHNP has also decided to discontinue the construction of Cheonji unit 1 and 2 and Daejin unit 1 and 2 pursuant to the government policy. For this reason, the Company recognized impairment loss, reversal of impairment loss and other expenses during the year 2018 and 2019, as described in Note 18 and Note 50.

Among the new nuclear power plants under construction, Shin-Hanul unit 3 and 4, for which approval for power generation business was previously obtained, are not included in the decision to suspend construction of the board of directors of KHNP. However, considering the decision to shut down Wolsong unit 1 and suspended construction of Cheonji unit 1 and 2 and Daejin unit 1 and 2, it is highly likely that the construction of Shin-Hanul unit 3 and 4 will be suspended according to the government’s policy. For this reason, the Company recognized impairment loss as described in Note 18 and Note 50, as the Company believes that there was a significant change in its operating environment during the year ended December 31, 2018.

The Korean government plans to refund to the Company for reasonable expenditures incurred in relation to the phase-out of nuclear power plants in accordance with the energy transformation policy established by the Korean government. In doing so, after discussions with relevant government agencies and upon approval by the Congress, the Korean government is considering to use available resource including utilizing relevant fund to make the refund. Also, the Korean government has stated that it plans to establish relevant legal basis of providing refund including utilizing available resource, if necessary.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 17 – Investments in Associates and Joint Ventures

•	Note 18 – Property, Plant and Equipment

•	Note 20 – Construction Contracts

•	Note 45 – Risk Management

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 25 – Employment Benefits

•	Note 41 – Income Taxes

(5)	Changes in accounting policies

(i)	IFRS 16 ‘Leases’

IFRS 16 replaces existing leases guidance, including IAS 17 ‘Lease’, IFRIC 4 ‘Determining whether an Arrangement contains a Lease’, SIC-15 ‘Operating Leases—Incentives’ and SIC-27 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘leases of low-value assets’).

The impacts on the Company’s consolidated statements of financial position on the date of initial application (January 1, 2019) of IFRS 16 are as follows:

		Carrying amount under IAS 17	Adjustment	Carrying amount under IFRS 16
		In millions of won
Assets
Current assets
Cash and cash equivalents	￦	1,358,345	—	1,358,345
Current financial assets, net		2,359,895	—	2,359,895
Trade and other receivables, net		7,793,592	—	7,793,592
Inventories, net		7,188,253	—	7,188,253
Income tax refund receivables		143,214	—	143,214
Current non-financial assets		878,888	(3,021)	875,867
Assets held-for-sale		22,881	—	22,881

Total current assets		19,745,068	(3,021)	19,742,047

Non-current assets
Non-current financial assets, net		2,113,613	—	2,113,613
Non-current trade and other receivables, net		1,819,845	(10)	1,819,835
Property, plant and equipment, net		152,743,194	4,947,947	157,691,141
Investment properties, net		159,559	—	159,559
Goodwill		2,582	—	2,582
Intangible assets other than goodwill, net		1,225,942	—	1,225,942
Investments in associates		4,064,820	—	4,064,820
Investments in joint ventures		1,813,525	—	1,813,525
Deferred tax assets		1,233,761	—	1,233,761
Non-current non-financial assets		327,152	(1,332)	325,820

Total non-current assets		165,503,993	4,946,605	170,450,598

Total Assets	￦	185,249,061	4,943,584	190,192,645

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

		Carrying amount under IAS 17	Adjustment	Carrying amount under IFRS 16
		In millions of won
Liabilities
Current liabilities
Trade and other payables, net	￦	6,405,395	510,304	6,915,699
Current financial liabilities, net		7,981,879	—	7,981,879
Income tax payables		285,420	—	285,420
Current non-financial liabilities		5,574,041	—	5,574,041
Current provisions		1,594,798	—	1,594,798

Total current liabilities		21,841,533	510,304	22,351,837

Non-current liabilities
Non-current trade and other payables, net		2,941,696	4,433,280	7,374,976
Non-current financial liabilities, net		53,364,911	—	53,364,911
Non-current non-financial liabilities		8,160,033	—	8,160,033
Employee benefits liabilities, net		1,645,069	—	1,645,069
Deferred tax liabilities		9,617,309	—	9,617,309
Non-current provisions		16,585,748	—	16,585,748

Total non-current liabilities		92,314,766	4,433,280	96,748,046

Total Liabilities(*)	￦	114,156,299	4,943,584	119,099,883

Equity
Contributed capital	￦	4,053,578	—	4,053,578
Retained earnings		51,519,119	—	51,519,119
Other components of equity		14,171,228	—	14,171,228

Equity attributable to owners of the controlling company		69,743,925	—	69,743,925
Non-controlling interests		1,348,837	—	1,348,837

Total Equity	￦	71,092,762	—	71,092,762

Total Liabilities and Equity	￦	185,249,061	4,943,584	190,192,645

(*) The adjustment from the total liabilities amounting to ￦4,943,584 is a present value of operating lease payment as of December 31, 2018, discounted by the weighted average interest rate of the lessee’s incremental borrowing rates as of January 1, 2019, and deducted by the present value of short-term leases and low-value asset leases payments.

The Company has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substations, vehicles, and other equipment.

Before adoption of IFRS 16, the Company, as a lessee, classified a lease contract as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Company; otherwise as an operating lease. Upon adoption of IFRS 16, the Company applied a single

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The standard provides specific transition requirements and practical expedients, which have been applied by the Company.

The significant accounting policies applied by the Company in preparation of its consolidated financial statements are described in Note 3.(9).

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its consolidated financial statements are included below. Except as described in Note 2.(5), the Company applied the following significant accounting policies consistently throughout the all periods presented.

(1)	Basis of consolidation

The consolidated financial statements are the financial statements of the Company in which the assets, liabilities, equity, income, expenses and cash flows of KEPCO and its subsidiaries are presented as those of a single economic entity. Subsidiaries are those entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

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

When the Company loses control of a subsidiary, any gain or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Company had directly disposed of the relevant assets (i.e., reclassified to profit or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under IFRS 9 ‘Financial Instruments’ or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(2)	Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•

deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with IAS 12 ‘Income Taxes’ and IAS 19 ‘Employee Benefits’ respectively;

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 ‘Non-current Assets Held for Sale’ are measured in accordance with that standard.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

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

The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with IFRS 9 ‘Financial Instruments’, or with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date (i.e., the date when the Company obtains

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(2)	Business combinations, continued

control) and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

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

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 ‘Non-current Assets Held for Sale’, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place. After the disposal takes place, the Company shall account for any retained interest in associates in accordance with IFRS 9 ‘Financial Instruments’ unless the retained interest continues to be an associate, in which case the entity uses the equity method.

Under the equity method, an investment in an associate is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate. When the Company’s share of losses of an associate exceeds the Company’s interest in that associate (which includes any long-term interests that, in substance, form part of the Company’s net investment in the associate), the Company discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of an associate recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(3)	Investments in associates, continued

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

In addition, the Company accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Company reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when it loses significant influence over that associate.

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

A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types—joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e., joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e., joint ventures) have rights to the net assets of the arrangement.

If the Company is a joint operator, the Company is to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. If the joint arrangement is a joint venture, the Company is to account for that investment using the equity method accounting in accordance with IAS 28 ‘Investment in Associates and Joint Ventures’ (refer to Note 3.(3), except when the Company is applicable to the IFRS 5 ‘Non-current Assets Held for Sale’.

(5)	Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(5)	Non-current assets held for sale, continued

available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

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

The Company measures goodwill which acquired in a business combination at the amount recognized at the date on which it obtains control of the acquiree (acquisition date) less any accumulated impairment losses. Goodwill acquired in a business combination is allocated to each cash-generating unit (CGU) that is expected to benefit from the synergies arising from the business acquired.

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

On disposal of the relevant CGU, the amount of goodwill is included in the determination of the gain or loss on disposal.

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

(i)	Sale of goods

The Company sells electricity to customers and accounts for the transmission and distribution of electricity as a single performance obligation. The sale of electricity is recognized at a point in time when electricity has been distributed to the customer. The transaction price includes variable consideration due to the progressive electricity billing system, discounts on electricity bills for

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(7)	Revenue from Contracts with Customers, continued

government policy purposes and penalties as well as a result of customer usage patterns, customer mix, meter reading schedules, weather, etc. Variable consideration is estimated by using the expected value method which predicts the amount of consideration to which the Company will be entitled and is only recognized only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved which is when the customer is billed.

(ii)	Sale of construction services

The Company also provides services for power plant construction and engineering, procurement and construction (“EPC”) where each contract has a single performance obligation and is recognized over time on the estimated progress to completion of the construction using the cost-based input method. The Company believes using the cost-based input method represents a faithful depiction of the transfer of services to the customer. Cost incurred towards contract completion include costs associated with direct materials, labor, and other indirect costs related to contract performance. Judgment is required in estimating the costs expected to incur in completing the construction projects which involves estimating future materials, labor, contingencies and other related costs. Revenue is estimated based on the contractual amount. However, it may be affected by uncertainties resulting from unexpected future events.

Revenue may be recognized in advance of billing the customer which results in the recording of a contract asset. Once the Company meets the billing criteria and its rights to consideration become unconditional, the contract asset is then transferred to trade receivable. Billing requirements are generally structured around the completion of certain construction milestones. On some instances, contract liability is recognized when the Company receives consideration before being able to recognize revenue. Once revenue recognition conditions are met, the contract liability is subsequently released to revenue.

(iii)	Sale of services

The Company develops electric power resources including the provision of power generation byproducts and O&M services which are accounted for as a separate performance obligation under each contract. The Company recognizes revenue over time when customers consume the benefits provided by the Company under the terms of the service agreement.

(8)	Deferred Revenue

The Company receives consideration in the form of an item of property, equipment or cash for constructing or acquiring an item of property or equipment in exchange for supplying electricity to its customers. The transaction price is based on the fair value of the consideration received and is initially recorded in deferred revenue included in current and non-current non-financial liabilities of the Company’s consolidated financial position. The Company determines the supply of electricity to be a single performance obligation. Deferred revenue is released to other income over time on a straight-line basis throughout the estimated service period which does not exceed the transferred asset’s useful life.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(9)	Leases

The lessee and the lessor account for each lease component separately from non-lease component, in the lease contracts or contracts that contain lease. However, the Company applied a practical expedient to each type of underlying asset in accounting as a lessee, and instead of separating the non-lease component from the lease component, it applied a method of accounting for each lease component and the related non-lease component as a single lease contract. The lessor’s accounting has not changed significantly. Therefore, a lease that transfers most of the risks and rewards of ownership of the underlying asset is classified as a finance lease, and a lease that does not transfer most of the risks and rewards of ownership of the underlying asset is classified as an operating lease.

(i)	The Company as a lessor

In the case of finance leases, the Company recognizes the same amount of the net investment in the lease as finance lease receivables and recognizes interest income using the effective interest method. Income from operating leases is recognized using the straight-line basis over the lease term, and lease opening direct costs incurred during the negotiation and contract phase of the operating lease contract are added to the carrying amount of the lease asset and recognized as expenses over the lease term on a straight-line basis.

(ii)	The Company as a lessee

(a)	Leases previously classified as finance leases

The Company did not change the initial carrying amounts of recognized assets and liabilities at the date of initial application for leases previously classified as finance leases (i.e., the right-of-use assets and lease liabilities equal the lease assets and liabilities recognized under IAS 17). The requirements of IFRS 16 was applied to these leases from 1 January 2019.

(b)	Leases previously accounted for as operating leases

The Company recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

•	Lease liabilities

At the commencement date of the lease, the Company recognized lease liabilities measured at the present value of lease payments to be made over the lease term. The incremental borrowing rate as a lessee at the date of initial application is 1.81% ~ 4.79%, and the effect of initial adoption are described in Note 2.(5).

The Company applied the practical expedient to post-judgment of the possibility of exercising the option of extension or termination when estimating the remaining lease duration. The Company also applied a single discount rate to a portfolio of leases with similar characteristics.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(9)	Leases, continued

•	Right-of-use assets

The Company recognized a right-of-use asset at the date of initial adoption for a lease previously classified as an operating lease under IAS 17. The Company recognized the lease liabilities as the same amount with right-of-use assets and adjusted the amount of the prepaid lease payment recognized in the statement financial position before the date of initial application.

Contracts recognized as leases before the date of initial application are accounted for leases regardless of whether they meet the new lease definition or not. After the date of initial application, the Company evaluates whether new lease contracts meet definition of the lease under IFRS 16.

The Company also applied the available practical expedients wherein it:

•	Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application

•	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application

•	Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease

•	Applied the low-value leases to leases of office equipment that are considered to be low value.

(iii)	Summary of new accounting policies

Set out below are the new accounting policies of the Company upon adoption of IFRS 16, which have been applied from the date of initial application:

•	Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment.

•	Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expenses in the period on which the event or condition that triggers the payment occurs.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(9)	Leases, continued

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment of an option to purchase the underlying asset.

•	Short-term leases and leases of low-value assets

The Company applies the short-term leases recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the leases of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Book value and changes in book value of right-of-use assets and lease liabilities during the period are described in Note 24.

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

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer to note 3.(24) Derivative financial instruments, including hedge accounting); and

•

Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur (therefore forming part of the net investment in the foreign operation), which are recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal or partial disposal of the net investment.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(10)	Foreign currencies, continued

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

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(13)	Employee benefits, continued

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

In certain circumstances such as when accounting for leases or decommissioning costs of nuclear power plants, the carrying amount of the asset recorded is equal to the liability recognized at initial recognition. When recording its deferred tax balances, the Company considers these assets and

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(14)	Income taxes, continued

liabilities separately on a gross basis. Accordingly, the taxable temporary difference relating to the asset and the deductible temporary difference relating to the liability are separately recognized and presented on a net basis in the financial statements.

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

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(15)	Property, plant and equipment, continued

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

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	2 ~ 32
Vehicles	3 ~ 8
Loaded heavy water	30
Asset retirement costs	18, 30, 40, 60
Right-of-use assets	1 ~ 32
Ships	9
Others	4 ~ 15

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Depreciation methods, residual values and useful lives of property, plant and equipment are reviewed at the end of each reporting period and if change is deemed appropriate, it is treated as a change in accounting estimate.

Property, plant and equipment are derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of a property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(16)	Investment property, continued

Investment property except for land, are depreciated on a straight-line basis over 8 ~ 40 years as estimated useful lives.

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An investment property is derecognized upon disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from the disposal. Any gain or loss arising on derecognition of the property (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period in which the property is derecognized.

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

The amount initially recognized for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. When the development expenditure does not meet the criteria listed above, an internally-generated intangible asset cannot be recognized and the expenditure is recognized in profit or loss in the period in which it is incurred.

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(17)	Intangible assets, continued

The estimated useful lives and amortization methods of the Company’s intangible assets are as follows:

	Useful lives (years)	Amortization methods
Usage rights for donated assets	10 ~ 30	Straight line
Software	4, 5	Straight line
Industrial rights	5 ~ 10	Straight line
Development expenses	5	Straight line
Leasehold rights	10	Straight line
Others	3 ~ 50 or indefinite	Straight line
Mining right	—	Unit of production

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

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in gain or loss when the asset is derecognized.

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

Greenhouse gas emissions obligations are the Company’s present legal obligation to submit the greenhouse gas emissions allowances to the government and recognized when an outflow of resources

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(18)	Greenhouse gas emissions rights (allowances) and obligations, continued

is probable and a reliable estimate can be made of the amount of the obligation. Greenhouse gas emissions obligations are measured as the sum of the carrying amount of the allocated rights that will be submitted to the government and the best estimate of expenditure required to settle the obligation at the end of the reporting period for any excess emission.

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

If the recoverable amount of an asset (or a cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or the cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, to the extent the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(21)	Provisions, continued

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

(22)	Financial instruments

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

Cash flow characteristics
Business model	Solely payments of principal and interest (SPPI)	Other than SPPI
To collect contractual cash flows	Amortized cost
Both collecting contractual cash flows and selling financial assets	FVOCI(*1)	FVTPL(*2)
To sell financial assets	FVTPL

(*1)	To eliminate or reduce an accounting mismatch, the Company may elect to recognize the amount of change in fair value in profit or loss.

(*2)	On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(22)	Financial instruments, continued

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(22)	Financial instruments, continued

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

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

(23)	Service Concession Arrangements

The Company recognizes revenues from construction services and operating services related to service concession arrangements in accordance with IFRS 15 ‘Revenue from Contracts with Customers’.

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

The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in such case the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(24)	Derivative financial instruments, including hedge accounting, continued

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

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. The fair value adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized and recognized as profit or loss from that date.

(iv)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the ‘finance income and expense’.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss, in the

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

3.	Significant Accounting Policies, Continued

(24)	Derivative financial instruments, including hedge accounting, continued

same line of the consolidated statement of comprehensive income as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains or losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or it no longer qualifies for hedge accounting. Any gain or loss accumulated in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

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

Segment operating profit (loss) is determined the same way that consolidated operating profit is determined under IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arm’s-length basis at market prices that would be applicable to an independent third party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2017, 2018 and 2019, respectively, are as follows:

		2017
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates and joint ventures	Employee benefit expense	Loss on abandonment of property, plant, and equipment	Increase in provisions, net		Operating profit (loss)
		In millions of won
Transmission and distribution	￦	59,486,766	2,044,160	57,442,606	3,466,410	49,987	737,971	(105,166)	158,738	384,595	885,195		1,902,634
Electric power generation (Nuclear)		9,415,752	9,359,468	56,284	3,267,510	21,034	487,503	3,637	80,809	—	801,800		1,347,794
Electric power generation (Non-nuclear)		22,795,816	21,885,251	910,565	2,954,375	18,860	486,176	(6,718)	94,075	39,335	171,457		1,523,497
Plant maintenance & engineering service		2,621,440	2,211,716	409,724	109,001	10,801	2,967	(70)	87,344	161	219,382		265,593
Others		655,062	138,352	516,710	36,001	130,003	103,782	—	861	—	(967)		113,296
Consolidation adjustments		(35,638,947)	(35,638,947)	—	(59,586)	(24,542)	(28,847)	—	(30,467)	—	(386,747)		167,055

	￦	59,335,889	—	59,335,889	9,773,711	206,143	1,789,552	(108,317)	391,360	424,091	1,690,120		5,319,869

Finance income													1,530,618

Finance expense													(3,127,952)

Loss related to associates and joint ventures													(108,317)

Profit before income tax												￦	3,614,218

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2017, 2018 and 2019, respectively, are as follows, continued:

		2018
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profitrelated to associates and joint ventures	Employee benefit expense	Loss on abandonment of property, plant, and equipment	Increase in provisions, net		Operating profit (loss)
		In millions of won
Transmission and distribution	￦	59,676,952	1,393,120	58,283,832	3,555,158	77,925	708,329	287,268	144,180	424,774	580,931		(1,814,363)
Electric power generation (Nuclear)		8,858,717	8,833,787	24,930	3,088,019	30,422	503,161	9,946	76,467	38,886	520,167		357,401
Electric power generation (Non-nuclear)		25,204,085	24,389,816	814,269	3,269,023	29,313	577,441	58,993	91,140	17,516	(227,234)		482,418
Plant maintenance & engineering service		2,526,126	2,170,959	355,167	114,030	12,505	4,126	1,956	77,526	—	174,785		314,755
Others		996,300	441,436	554,864	55,513	117,878	119,037	—	1,742	—	356		102,421
Consolidation adjustments		(37,229,118)	(37,229,118)	—	(56,949)	(44,276)	(43,636)	—	(30,480)	—	7,989		(127,741)

	￦	60,033,062	—	60,033,062	10,024,794	223,767	1,868,458	358,163	360,575	481,176	1,056,994		(685,109)

Finance income													796,870

Finance expense													(2,470,743)

Gain related to associates and joint ventures													358,163

Loss before income tax												￦	(2,000,819)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2017, 2018 and 2019, respectively, are as follows, continued:

		2019
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit/(loss) related to associates and joint ventures	Employee benefit expense	Loss on abandonment of property, plant, and equipment	Increase in provisions, net		Operating profit (loss)
		In millions of won
Transmission and distribution	￦	58,328,372	1,336,725	56,991,647	3,814,428	73,478	777,120	140,757	298,144	350,865	987,828		(2,568,529)
Electric power generation (Nuclear)		8,937,026	8,908,803	28,223	3,227,695	37,277	511,864	(5,497)	132,283	—	672,134		782,511
Electric power generation (Non-nuclear)		24,254,957	23,472,153	782,804	3,955,333	35,626	655,466	77,641	163,626	13,364	766,407		551,287
Plant maintenance & engineering service		2,627,539	2,254,841	372,698	125,546	14,214	2,861	1,237	124,745	—	124,242		312,341
Others		1,049,324	656,614	392,710	127,364	141,262	134,248	—	18,409	4	2,408		(489,585)
Consolidation adjustments		(36,629,136)	(36,629,136)	—	(121,626)	(33,739)	(34,748)	—	(12,087)	—	(251,804)		(295,552)

	￦	58,568,082	—	58,568,082	11,128,740	268,118	2,046,811	214,138	725,120	364,233	2,301,215		(1,707,527)

Finance income													1,009,706

Finance expense													(2,782,156)

Gain related to associates and joint ventures													214,139

Loss before income tax												￦	(3,265,838)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the years ended December 31, 2018 and 2019 are as follows:

		2018
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
		In millions of won
Transmission and distribution	￦	107,486,379	3,671,897	6,323,504	53,404,610
Electric power generation (Nuclear)		55,792,704	43,038	2,187,077	30,484,104
Electric power generation (Non-nuclear)		49,296,392	2,114,203	3,435,222	27,558,156
Plant maintenance & engineering service		3,431,068	49,207	111,393	1,200,390
Others		7,816,885	—	382,978	3,165,286

Segment totals		223,823,428	5,878,345	12,440,174	115,812,546

Consolidation adjustments:
Elimination of inter-segment amounts		(41,026,970)	—	(62,717)	(5,055,737)
Equity method adjustment		964,234	—	—	—
Deferred taxes		2,131	—	—	(621)
Others		1,486,238	—	—	3,400,111

		(38,574,367)	—	(62,717)	(1,656,247)

Consolidated totals	￦	185,249,061	5,878,345	12,377,457	114,156,299

		2019
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
		In millions of won
Transmission and distribution	￦	109,809,254	3,716,931	6,340,593	58,350,681
Electric power generation (Nuclear)		59,562,190	59,081	2,574,358	33,909,152
Electric power generation (Non-nuclear)		54,758,933	2,088,581	4,955,784	33,117,193
Plant maintenance & engineering service		3,528,879	50,238	95,810	1,124,855
Others		7,833,516	—	344,795	3,531,496

Segment totals		235,492,772	5,914,831	14,311,340	130,033,377

Consolidation adjustments:
Elimination of inter-segment amounts		(39,207,636)	—	(81,555)	(6,654,717)
Equity method adjustment		1,791,844	—	—	—
Deferred taxes		2,048	—	—	5,329,158
Others		(481,236)	—	—	325

		(37,894,980)	—	(81,555)	(1,325,234)

Consolidated totals	￦	197,597,792	5,914,831	14,229,785	128,708,143

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

4.	Segment, Geographic and Other Information, Continued

(4)	Geographic information

Electric sales, the main operations of the Company, are conducted in the Republic of Korea. The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

Geographical unit		Revenue from external customers			Non-current assets(*2)
		2017	2018	2019	2017	2018	2019
		In millions of won
Domestic	￦	55,652,807	57,799,991	56,942,128	153,436,810	157,037,428	169,366,365
Overseas(*1)		3,683,082	2,233,071	1,625,954	4,497,535	3,299,346	2,743,755

	￦	59,335,889	60,033,062	58,568,082	157,934,345	160,336,774	172,110,120

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	Amount excludes financial assets and deferred tax assets.

(5)	Information on significant customers

There is no single customer comprising more than 10% of the Company’s revenue for the years ended December 31, 2017, 2018 and 2019.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of December 31, 2018 and 2019 are as follows:

		2018
		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	￦	—	—	1,358,345	—	1,358,345
Current financial assets
Current financial assets at fair value through profit or loss		313,893	—	—	—	313,893
Current financial assets at amortized costs		—	—	11,956	—	11,956
Current derivative assets		13,936	—	—	28,171	42,107
Other financial assets		—	—	1,991,939	—	1,991,939
Trade and other receivables		—	—	7,793,592	—	7,793,592

		327,829	—	11,155,832	28,171	11,511,832

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		607,042	—	—	—	607,042
Non-current financial assets at fair value through other comprehensive income		—	399,495	—	—	399,495
Non-current financial assets at amortized costs		—	—	2,086	—	2,086
Non-current derivative assets		23,695	—	—	36,533	60,228
Other financial assets		—	—	1,044,762	—	1,044,762
Trade and other receivables		—	—	1,819,845	—	1,819,845

		630,737	399,495	2,866,693	36,533	3,933,458

	￦	958,566	399,495	14,022,525	64,704	15,445,290

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of December 31, 2018 and 2019 are as follows, continued:

		2019
		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	￦	—	—	1,810,129	—	1,810,129
Current financial assets
Current financial assets at fair value through profit or loss		131,385	—	—	—	131,385
Current financial assets at amortized costs		—	—	12,302	—	12,302
Current derivative assets		21	—	—	27,597	27,618
Other financial assets		—	—	1,415,204	—	1,415,204
Trade and other receivables		—	—	7,701,452	—	7,701,452

		131,406	—	10,939,087	27,597	11,098,090

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		615,876	—	—	—	615,876
Non-current financial assets at fair value through other comprehensive income		—	379,170	—	—	379,170
Non-current financial assets at amortized costs		—	—	1,307	—	1,307
Non-current derivative assets		165,183	—	—	118,232	283,415
Other financial assets		—	—	1,283,730	—	1,283,730
Trade and other receivables		—	—	2,002,297	—	2,002,297

		781,059	379,170	3,287,334	118,232	4,565,795

	￦	912,465	379,170	14,226,421	145,829	15,663,885

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of December 31, 2018 and 2019 are as follows:

		2018
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	￦	—	1,172,624	—	1,172,624
Debt securities		—	6,788,824	—	6,788,824
Derivative liabilities		13,706	—	6,725	20,431
Trade and other payables		—	6,405,395	—	6,405,395

		13,706	14,366,843	6,725	14,387,274

Non-current liabilities
Borrowings		—	3,258,015	—	3,258,015
Debt securities		—	49,815,164	—	49,815,164
Derivative liabilities		85,304	—	206,428	291,732
Trade and other payables		—	2,941,696	—	2,941,696

		85,304	56,014,875	206,428	56,306,607

	￦	99,010	70,381,718	213,153	70,693,881

		2019
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	￦	—	1,315,134	—	1,315,134
Debt securities		—	7,542,705	—	7,542,705
Derivative liabilities		13,286	—	59,778	73,064
Trade and other payables		—	6,649,402	—	6,649,402

		13,286	15,507,241	59,778	15,580,305

Non-current liabilities
Borrowings		—	3,389,743	—	3,389,743
Debt securities		—	55,628,959	—	55,628,959
Derivative liabilities		39,861	—	57,035	96,896
Trade and other payables		—	6,965,760	—	6,965,760

		39,861	65,984,462	57,035	66,081,358

	￦	53,147	81,491,703	116,813	81,661,663

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for the years ended December 31, 2017, 2018 and 2019 are as follows:

			2017	2018	2019
			In millions of won
Cash and cash equivalents	Interest income	￦	35,474	40,704	42,861
Financial assets at fair value through profit or loss	Interest income		—	21,713	29,411
	Gain on valuation of derivatives		—	34,117	151,604
	Gain on transaction of derivatives		—	39,114	63,329
	Gain on valuation of financial assets		—	1,879	1,062
	Gain on disposal of financial assets		—	1,837	1,760
Financial assets at fair value through profit or loss	Interest income		290	—	—
	Gain (loss) on valuation of derivatives		(214,100)	—	—
	Loss on transaction of derivatives		(37,266)	—	—
	Gain on valuation of financial assets		12	—	—
Financial assets at fair value through other comprehensive income	Dividends income		—	12,777	13,838
Available-for-sale financial assets	Dividends income		11,477	—	—
	Impairment loss on available-for-sale financial assets		(2,713)	—	—
	Gain (loss) on disposal of available-for-sale financial assets		(1,213)	—	—
Financial assets at amortized cost	Interest income		—	89	539
Held-to-maturity investments	Interest income		82	—	—
Loans and receivables	Interest income		30,014	21,925	63,448
Trade and other receivables	Interest income		102,727	90,390	69,941
Short-term financial instruments	Interest income		29,412	41,025	49,070
Long-term financial instruments	Interest income		8,144	7,920	12,794
Other financial assets	Interest income		—	1	54
Derivative assets (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		(41,129)	69,799	123,730
	Gain on valuation of derivatives (equity, before tax)		2,453	8,600	38,305
	Gain (loss) on transaction of derivatives		(58,299)	34,152	65,651
Financial liabilities at fair value through profit or loss	Loss on valuation of derivatives		—	(4,650)	27,686
	Gain on transaction of derivatives		—	36,046	(493)
Financial liabilities at fair value through profit or loss	Gain (loss) on valuation of derivatives		(179,879)	—	—
	Gain (loss) on transaction of derivatives		(27,175)	—	—
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		(1,240,727)	(1,320,516)	(1,394,328)
	Loss on retirement of financial liabilities		(5)	—	—
	Interest expense of trade and other payables		(57,160)	(42,830)	(94,019)
	Interest expense of others		(491,665)	(505,112)	(558,464)
	Gain (loss) on foreign currency transactions and translations		1,075,215	(356,159)	(406,175)
Derivative liabilities (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		(439,559)	53,937	14,330
	Gain (loss) on valuation of derivatives (equity, before tax)		29,431	(15,029)	(2,578)
	Gain (loss) on transaction of derivatives		(46,221)	37,985	(42,072)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

6.	Restricted Deposits

Restricted deposits as of December 31, 2018 and 2019 are as follows:

			2018	2019
			In millions of won
Cash and cash equivalents	Deposits for government project	￦	12,747	9,287
	Collateral provided for borrowings		100,998	63,198
	Collateral provided for lawsuit		3	3
	Deposits for transmission regional support program		4,337	3,002
	Decommissioning costs of nuclear power plants		604	—
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises		34,000	93,000
Current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		29,451	—
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		498,555	541,969
Long-term financial instruments	Escrow accounts		69	74
	Guarantee deposits for banking accounts at oversea branches		315	326
	Collateral provided for borrowings		—	11,745
	Decommissioning costs of nuclear power plants		245,896	250,464
	Funds for developing small and medium enterprises(*)		200,000	200,000

		￦	1,126,975	1,173,068

(*)	Deposits for small and medium enterprises at the Industrial Bank of Korea (IBK) and others for construction of Bitgaram Energy Valley businesses as of December 31, 2018 and 2019.

7.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Cash	￦	138	266
Other demand deposits		927,650	1,117,499
Short-term deposits classified as cash equivalents		211,424	527,235
Short-term investments classified as cash equivalents		219,133	165,129

	￦	1,358,345	1,810,129

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

8.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2018 and 2019 are as follows:

		2018
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	￦	7,303,065	(215,775)	—	7,087,290
Other receivables		728,560	(20,231)	(2,027)	706,302

		8,031,625	(236,006)	(2,027)	7,793,592

Non-current assets
Trade receivables		415,318	(93)	(448)	414,777
Other receivables		1,496,464	(84,495)	(6,901)	1,405,068

		1,911,782	(84,588)	(7,349)	1,819,845

	￦	9,943,407	(320,594)	(9,376)	9,613,437

		2019
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	￦	7,147,683	(208,505)	—	6,939,178
Other receivables		792,147	(27,579)	(2,294)	762,274

		7,939,830	(236,084)	(2,294)	7,701,452

Non-current assets
Trade receivables		338,261	(4,254)	(382)	333,625
Other receivables		1,759,930	(86,576)	(4,682)	1,668,672

		2,098,191	(90,830)	(5,064)	2,002,297

	￦	10,038,021	(326,914)	(7,358)	9,703,749

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of December 31, 2018 and 2019 are as follows:

		2018
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	￦	298,587	(19,940)	—	278,647
Accrued income		102,023	—	—	102,023
Deposits		228,466	—	(2,027)	226,439
Finance lease receivables		84,688	(291)	—	84,397
Others		14,796	—	—	14,796

		728,560	(20,231)	(2,027)	706,302

Non-current assets
Non-trade receivables		136,432	(77,475)	—	58,957
Deposits		376,211	—	(6,901)	369,310
Finance lease receivables		898,658	(842)	—	897,816
Others		85,163	(6,178)	—	78,985

		1,496,464	(84,495)	(6,901)	1,405,068

	￦	2,225,024	(104,726)	(8,928)	2,111,370

		2019
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	￦	376,438	(27,201)	—	349,237
Accrued income		68,921	—	—	68,921
Deposits		273,887	—	(2,294)	271,593
Finance lease receivables		60,304	(378)	—	59,926
Others		12,597	—	—	12,597

		792,147	(27,579)	(2,294)	762,274

Non-current assets
Non-trade receivables		196,821	(78,654)	—	118,167
Accrued income		2,222	—	—	2,222
Deposits		338,989	—	(4,682)	334,307
Finance lease receivables		1,118,537	(484)	—	1,118,053
Others		103,361	(7,438)	—	95,923

		1,759,930	(86,576)	(4,682)	1,668,672

	￦	2,552,077	(114,155)	(6,976)	2,430,946

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

8.	Trade and Other Receivables, Continued

(3)	Trade and other receivables measured at amortized cost

No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. However, once trade receivables are overdue, the Company imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Company holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with delinquent payments.

(4)	Aging analysis of trade receivables as of December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Trade receivables: (not overdue)	￦	7,419,648	7,338,757

Trade receivables: (overdue, not impaired)		—	—

Less than 60 days		—	—

Trade receivables: (impairment reviewed)		298,735	147,187

Less than 60 days		2,525	6,555
60 ~ 90 days		37,266	1,899
90 ~ 120 days		16,033	2,106
120 days ~ 1 year		46,204	37,357
Over 1 year		196,707	99,270

		7,718,383	7,485,944
Less: allowance for doubtful accounts		(215,868)	(212,759)
Less: present value discount		(448)	(382)

	￦	7,502,067	7,272,803

At the end of each reporting period, the Company assesses whether the credit to trade receivables is impaired. The Company recognizes loss allowances for trade receivables individually when there is any objective evidence that trade receivables are impaired and significant and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, from January 1, 2018, the Company recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

8.	Trade and Other Receivables, Continued

(5)	Aging analysis of other receivables as of December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Other receivables: (not overdue)	￦	2,075,601	2,327,640

Other receivables: (overdue, not impaired)		—	—

Less than 60 days		—	—

Other receivables: (impairment reviewed)		149,423	224,437

Less than 60 days		24,782	98,220
60 ~ 90 days		1,007	2,034
90 ~ 120 days		10,997	14,135
120 days ~ 1 year		23,991	26,212
Over 1 year		88,646	83,836

		2,225,024	2,552,077
Less: allowance for doubtful accounts		(104,726)	(114,155)
Less: present value discount		(8,928)	(6,976)

	￦	2,111,370	2,430,946

At the end of each reporting period, the Company assesses whether the credit to other receivables is impaired. The Company recognizes loss allowances for other receivables individually when there is any objective evidence that trade receivables are impaired and significant, and classifies the other receivables that are not individually assessed as the other receivables subject to be assessed on a collective basis. Also, from January 1, 2018, the Company recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

(6)	Changes in the allowance for doubtful accounts for the years ended December 31, 2017, 2018 and 2019 are as follows:

		2017		2018		2019
		Trade receivables	Other receivables	Trade receivables	Other receivables	Trade receivables	Other receivables
		In millions of won
Beginning balance	￦	71,985	87,661	173,583	78,008	215,868	104,726
Effect of change in accounting policy		—	—	6,641	128	—	—
Loss allowance as at January 1 under IFRS 9		—	—	180,224	78,136	215,868	104,726
Bad debt expense		126,714	1,778	41,498	17,817	29,221	19,206
Write-off		(32,995)	(3,129)	(7,696)	(244)	(10,106)	(1,146)
Reversal		—	(2,166)	(1,726)	(143)	(41,940)	—
Others		7,879	(6,136)	3,568	9,160	19,716	(8,631)

Ending balance	￦	173,583	78,008	215,868	104,726	212,759	114,155

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

9.	Financial Assets at Fair Value through Profit or Loss

(1)	Financial assets at fair value through profit or loss as of December 31, 2018 and 2019 are as follows:

		2018		2019
		Current	Non-current	Current	Non-current
		In millions of won
Financial assets at fair value through profit or loss
Beneficiary certificate	￦	100	320,148	894	160,952
Cooperative		—	5,052	—	5,155
Other		313,793	83,586	130,491	244,857

		313,893	408,786	131,385	410,964

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	187,483	—	150,916
Other		—	10,773	—	53,996

		—	198,256	—	204,912

	￦	313,893	607,042	131,385	615,876

(2)	Details of gain (loss) from financial assets at fair value through profit or loss for the years ended December 31, 2019 and 2018 are as follows:

		2018	2019
		In millions of won
Beneficiary certificate	￦	6,892	12,458
Cooperative		626	76
Debt with embedded derivatives		4,804	2,697
Other		13,108	17,002

	￦	25,430	32,233

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for the years ended December 31, 2018 and 2019 are as follows:

		2018
		Beginning balance	Effect of change in accounting policy	Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
		In millions of won
Listed	￦	—	274,453	—	(1)	(63,007)	—	(1,389)	210,056
Unlisted		—	197,450	—	—	(12,070)	—	4,059	189,439

	￦	—	471,903	—	(1)	(75,077)	—	2,670	399,495

Current financial assets at fair value through other comprehensive income	￦	—	—	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		—	471,903	—	(1)	(75,077)	—	2,670	399,495

		2019
		Beginning balance	Acquisition	Disposal	Valuation	Impairment	Others	Ending balance
		In millions of won
Listed	￦	210,055	—	—	(11,734)	—	2,880	201,201
Unlisted		189,439	1,876	(19,315)	3,715	—	2,254	177,969

	￦	399,494	1,876	(19,315)	(8,019)	—	5,134	379,170

Current financial assets at fair value through other comprehensive income	￦	—	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		399,494	1,876	(19,315)	(8,019)	—	5,134	379,170

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2018 and 2019 are as follows:

	2018
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Listed
Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	129,051	129,051
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	153	153
SM Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	61	61
PAN ocean Co., Ltd.	1,492	0.00%		14	7	7
Dongbu Corp.	955	0.02%		12	7	7
KSP Co., Ltd.	22,539	0.08%		24	32	32
STX Heavy Industries Co., Ltd.	5,057	0.13%		191	29	29
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		71,554	44,790	44,790
Energy Fuels Inc.	1,711,814	1.91%		16,819	5,435	5,435
Bunji Corporation Limited (formerly, Baralaba Coal Company Limited)	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	10.42%		84,134	30,122	30,122
Fission 3.0(*6)	75,000	0.14%		—	13	13
Fission Uranium Corp.	800,000	0.16%		785	354	354

				365,843	210,056	210,056

Unlisted(*1)
Intellectual Discovery Co., Ltd.	1,000,000	8.81%	￦	5,000	954	954
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.(*7)	117	0.07%		15	15	15
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	1
KC Development Co., Ltd.	839	0.02%		6	6	6
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	69
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	9	0.34%		4	4	4
Yongbo Co., Ltd.	61	0.20%		3	3	3
HJ Steel Co., Ltd.	218	0.07%		2	2	2
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Ltd.	434	0.01%		9	9	9
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2018 and 2019 are as follows, continued:

	2018
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
AJS Co., Ltd.	12,906	0.23%	￦	32	32	32
SHIN-E B&P Co., Ltd.	119	0.13%		10	—	—
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	21
Buyoung Co., Ltd.	270	0.00%		3	3	3
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	11
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	13
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	27
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	3
Onggane Food Co., Ltd	5	0.07%		1	1	1
Shin-E P&C Co., Ltd.	1,569	0.64%		111	3	3
Ejung Ad Co., Ltd.	132	0.09%		3	3	3
Solvus Co., Ltd.	1,056	0.04%		3	3	3
Myung Co., Ltd.	89	0.05%		2	2	2
Shinil Engineering Co., Ltd.	887	0.06%		3	3	3
Biwang Industry Co., Ltd	406	0.04%		2	2	2
Huimun Co., Ltd.	263	0.26%		4	4	4
Young Sung Co., Ltd.	89	0.40%		26	26	26
Yuil Industrial Electronics Co., Ltd.	804	0.32%		15	15	15
DN TEK Inc.	12,401	0.29%		61	5	5
Kwang Jin Structure Co., Ltd.	3,072	0.60%		31	31	31
Woojin Industry Corporation	3	0.00%		16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	7
Futech Mold Co., Ltd.	274	0.27%		14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%		22	22	22
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	3	3
Morado Co., Ltd.	209	0.04%		2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	2
Kwang Sung Co., Ltd.	610	0.53%		31	31	31
Seen Business and Technology co., Ltd. (formerly, EverTechno. Co.,Ltd.)	29,424	0.73%		148	7	7
Autowel Co.,Ltd.	260	0.38%		14	14	14
Woobang Construction Co., Ltd.	8	0.00%		8	8	8
Shin Pyung Co., Ltd.	6	0.03%		3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	2	2
Najin Steel Co., Ltd.	37	0.06%		5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	5
Crystal Co., Ltd.	22	0.07%		2	2	2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2018 and 2019 are as follows, continued:

	2018
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Elephant & Friends Co., Ltd.	563	0.61%	￦	3	3	3
Mireco Co., Ltd.	109	0.25%		11	11	11
L&K Industry Co., Ltd.	1,615	0.60%		24	24	24
JO Tech Co., Ltd.	1,263	0.62%		25	25	25
Kendae Printing Co., Ltd.	422	0.60%		21	21	21
Dauning Co., Ltd.	231	0.41%		6	6	6
Korea Trecision Co., Ltd.	22	0.45%		5	5	5
Ace Track Co., Ltd.	3,130	1.08%		219	59	59
Yoo-A Construction Co., Ltd.	105	0.20%		11	11	11
Dung Hwan Co., Ltd.	531	0.02%		5	5	5
Hurim Biocell Co., Ltd.	1,021	0.00%		5	5	5
Smart Power Co.,Ltd.	133,333	4.35%		200	200	200
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	32	32
Haseung Industries Co.,Ltd.	55	0.62%		28	28	28
Beer Yeast Korea Inc.	1,388	0.43%		7	7	7
Korea Bio Red Ginseng Co.,Ltd.	194	0.09%		10	10	10
B CON Co.,Ltd.	96	1.16%		6	6	6
SsangMa Machine Co., Ltd.	4	0.05%		1	1	1
Ace Integration Co., Ltd	105	0.09%		24	24	24
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	5
KyungDong Co., Ltd.	130	0.01%		1	1	1
ChunWon Development Co., Ltd.	193	0.19%		39	39	39
WonIl Co., Ltd.	999	0.15%		50	50	50
SungLim Industrial Co., Ltd.	29	0.03%		1	1	1
Korea Minerals Co., Ltd.	191	0.05%		134	1	1
HyoDong Development Co., Ltd.	119	0.15%		24	24	24
Haspe Tech Co., Ltd.	652	0.55%		20	20	20
JoHyun Co., Ltd.	350	1.56%		18	18	18
KC Co., Ltd.	5,107	0.17%		26	26	26
SeongJi Industrial Co.,Ltd.	41	0.05%		1	1	1
Dong Yang Metal Co., Ltd.	2,951	1.97%		161	147	147
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	1
ShinShin Co., Ltd	339	1.12%		17	17	17
Kitorang Co., Ltd.	165	0.24%		49	49	49
Sung Kwang Co., Ltd.	23	0.37%		6	6	6
Shinheung petrol. Co. Ltd.	699	0.14%		35	35	35
Force TEC Co., Ltd.	3,501	0.02%		18	18	18
Samsung Tech Co., Ltd.	486	1.28%		97	36	36
Tae Hyung Co., Ltd.	28	0.43%		20	20	20
Samyangplant Co., Ltd.	323	0.60%		16	16	16
Younil Metal Co., Ltd.	41	0.21%		21	21	21
Myungjin Tech Co., Ltd.	20	0.54%		4	4	4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2018 and 2019 are as follows, continued:

	2018
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Hankook Precision Ind Co., Ltd.	110	0.06%	￦	11	11	11
Borneo International Furniture Co., Ltd.(*4)	4,000	0.16%		97	13	13
CJ Paradise Co.,Ltd	24	0.02%		12	12	12
Han Young Technology Company Co.,Ltd.	35	0.00%		—	—	—
STX Offshore & Shipbuilding Co., Ltd	8,622	0.25%		1,078	1,078	1,078
Ptotronics Co., Ltd.	843	0.42%		84	6	6
NFT Co., Ltd.	136	0.40%		8	8	8
Echoroba Co.,Ltd.	157	0.02%		3	3	3
Hyundaitech Co.,Ltd.	1,363	0.87%		27	27	27
Dasan Material Co.Ltd.	29	0.04%		22	22	22
Fish World Co.,Ltd.	47	0.21%		2	2	2
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%		6	6	6
Samdo Industry Electric Co.,Ltd.	48	0.02%		1	1	1
Taejung Industries Co.,Ltd.	9,268	0.30%		5	5	5
Shinsei Trading Co., Ltd.	64	0.72%		6	6	6
Dynamic Co., Ltd.	111	0.19%		3	3	3
Green Alchemy Co.,Ltd.	38,202	1.48%		191	17	17
Youone TBM Engineering & Construction Co., Ltd.	615	0.27%		31	31	31
KM Leatech Co., Ltd.	1,648	0.98%		8	8	8
Wonil T&I Co., Ltd.	229	0.17%		23	23	23
Semist Co.,Ltd.	555	0.80%		3	3	3
DS POWER Co., Ltd.	580,000	2.34%		2,900	916	916
Sewon Bus Co.,Ltd	12	0.00%		—	—	—
Enertec Co., Ltd.	7,937	0.19%		44	44	44
Sangji Co., Ltd.	20	0.26%		4	4	4
Bellie Doughnuts Co., Ltd.	64	0.07%		4	4	4
Possbell Engineering Co., Ltd.	36	0.64%		1	1	1
AIRTECH Information communication Co., Ltd	2,379	0.60%		12	12	12
CST co.,ltd.	4,998	0.28%		100	100	100
TN Inc.	1,416	2.00%		71	71	71
Shin kwang Industrial Co., Ltd.	884	0.35%		55	55	55
Kiscom Co., Ltd.	1,493	0.04%		1	1	1
Seil Electronics Co.,Ltd.	2,285	0.41%		286	286	286
Wonil laser Co., Ltd	157	0.37%		16	16	16
Pyung Hwa Industrial Co.,Ltd.	3,388	3.00%		85	85	85
Navanakorn Electric Co., Ltd.(*2)	4,442,800	26.93%		17,216	17,126	17,126
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding(*3)	1,100,220	2.50%		229,255	161,983	161,983
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,507	2,507
KODE NOVUS 1 LLC(*5)	—	10.00%		—	—	—
Choheung packing Co.,Ltd.	61	0.13%		12	12	12

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2018 and 2019 are as follows, continued:

	2018
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Jaewoo Co., Ltd.	359	0.24%	￦	11	11	11
Wooyang HC Co., Ltd(*8)	1,375	0.01%		159	159	159
Sungsan Parts Co., Ltd.	629	0.80%		63	63	63
KMT Co., Ltd.	1,411	0.93%		21	21	21
TheYeonriji Co., Ltd.	116	0.10%		6	6	6
Flusys Co., Ltd.	9	0.08%		2	2	2
DaeSung Frontier Co., Ltd.	2,203	1.11%		221	221	221
DongSeo Electronics Co., Ltd.	323	0.07%		16	16	16
Daewoo Display Co., Ltd.	177	0.03%		5	5	5
Yeong-gwang Remicon Co., Ltd.	15	0.12%		2	2	2
NTS Co., Ltd.	143	0.22%		36	36	36
AID CO.,LTD.	1,212	0.57%		36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%		—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%		100	100	100
Kyung Pyo Industry Co., Ltd.	186	0.76%		19	19	19
Daedong Industry Co., Ltd.	617	0.55%		46	46	46
Doosung Heavy Industries Co., Ltd.	53	0.06%		5	5	5
Jangback Testiles Co., Ltd.	494	5.05%		49	49	49
Samjoo Hightech Co., Ltd.	522	0.08%		3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%		51	51	51
Taekwang Industry Co., Ltd.	1,327	0.48%		93	93	93
Taekwang Precision Co., Ltd.	54	0.47%		54	54	54
SG Corp.	213	0.54%		21	21	21
Shinseung Chemical Industy Co., Ltd.	5	0.01%		60	60	60
KJ Alloy Co., Ltd.	368	0.20%		7	7	7
SM Hi-tech Co., Ltd.	22	0.39%		22	22	22
Keum Mun Industry Co., Ltd.	1,320	0.97%		330	330	330
Puruen Environment Co., Ltd.	967	1.34%		19	19	19
Miretech Co., Ltd.	9,111	0.27%		18	18	18
SIE Co., Ltd.	12	0.02%		1	1	1
Soongwon Ind. Co., Ltd.	150	0.40%		53	53	53
Sejin Hightech Co., Ltd.	17,980	0.16%		18	18	18
Namcheong Corp.	7,096	0.28%		284	284	284
Eun Sung Enterprise Co.	1,131	0.72%		17	17	17
Dongdo Basalt Industry Co., Ltd.	182	1.50%		73	73	73
Shinyoung Textiles Co., Ltd.	523	1.01%		52	52	52
Bugook Cast Iron Co.	135	0.71%		14	14	14
Ilwoo Steel Co., Ltd.	41	0.28%		17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%		81	81	81
Wongwang Door Corp.	575	1.00%		29	29	29

				284,670	189,439	189,439

	—		￦	650,513	399,495	399,495

(*1)	The Company used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2018 and 2019 are as follows, continued:

(*2)	Although the Company holds more than 20% of the equity shares of these investments, the Company is unable to exercise significant influence.

(*3)

The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of available-for-sale financial assets in other comprehensive income or loss during the year ended December 31, 2018.

(*4)	The number of shares owned has changed due to capital reduction without refund (3:1), consolidation of stocks (10,000:1), and split of stock (1:2,000) during the year ended December 31, 2018.

(*5)	As described in note 20, this is reclassified to financial assets at fair value through other comprehensive income due to loss of significant influence of the Company.

(*6)	The number of shares owned has changed due to the stock merge (4:1) during the year ended December 31, 2018.

(*7)	The number of shares owned has changed due to the stock merge (5:1) during the year ended December 31, 2018.

(*8)	The number of shares owned has changed due to the stock merge (10:1) during the year ended December 31, 2018.

	2019
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Listed
Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	107,090	107,090
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	80	80
SM Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	52	52
PAN Ocean Co., Ltd.	1,492	0.00%		14	7	7
Dongbu Corp.	955	0.00%		12	8	8
KSP Co., Ltd.	22,539	0.06%		24	40	40
STX Heavy Industries Co., Ltd.	8,639	0.03%		213	26	26
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		65,028	62,026	62,026
Energy Fuels Inc.	1,711,814	1.91%		16,819	3,764	3,764
Bunji Corporation Limited (formerly, Baralaba Coal Company Limited)	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	10.42%		84,134	27,903	27,903
Fission 3.0	75,000	0.14%		—	5	5
Fission Uranium Corp.	800,000	0.16%		785	199	199

				359,339	201,202	201,202

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2018 and 2019 are as follows, continued:

	2019
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Unlisted(*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%	￦	5,000	954	954
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.	117	0.07%		15	15	15
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	1
KC Development Co., Ltd.	839	0.02%		6	6	6
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	69
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	3	0.08%		5	5	5
Yongbo Co., Ltd.	61	0.20%		3	3	3
HJ Steel Co., Ltd.	218	0.07%		2	2	2
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Co., Ltd.	434	0.01%		9	9	9
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
AJS Co., Ltd.	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	21
Buyoung Co., Ltd.	270	0.00%		3	3	3
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	11
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	13
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	27
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	3
Onggane Food Co., Ltd	5	0.07%		1	1	1
Shin-E P&C Co., Ltd.	1,569	0.64%		111	3	3
Ejung Ad Co., Ltd.	132	0.09%		3	3	3
Solvus Co., Ltd.	1,056	0.04%		3	3	3
Myung Co., Ltd.	89	0.05%		2	2	2
Shinil Engineering Co., Ltd.	887	0.06%		3	3	3
Biwang Industry Co., Ltd	406	0.04%		2	2	2
Young Sung Co., Ltd.	89	0.40%		27	27	27

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2018 and 2019 are as follows, continued:

	2019
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Yuil Industrial Electronics Co., Ltd.	804	0.32%	￦	16	16	16
DN TEK Inc.	12,401	0.29%		62	6	6
Woojin Industry Corporation	3	0.00%		16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	7
Futech Mold Co., Ltd.	274	0.27%		14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%		22	22	22
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	3	3
Morado Co., Ltd.	209	0.04%		2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	2
Kwang Sung Co., Ltd.	610	0.53%		31	31	31
Seen Business and Technology co., Ltd.	29,424	0.73%		147	7	7
Woobang Construction Co., Ltd.	8	0.00%		8	8	8
Shin Pyung Co., Ltd.	6	0.03%		3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	2	2
Najin Steel Co., Ltd.	37	0.06%		5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	5
Elephant & Friends Co., Ltd.	563	0.61%		3	3	3
Mireco Co., Ltd.	109	0.25%		11	11	11
L&K Industry Co., Ltd.	1,615	0.60%		24	24	24
JO Tech Co., Ltd.	1,263	0.62%		25	25	25
Kendae Printing Co., Ltd.	422	0.60%		21	21	21
Dauning Co., Ltd.	231	0.41%		6	6	6
Korea Trecision Co., Ltd.	22	0.45%		5	5	5
Ace Track Co., Ltd.	3,130	1.08%		219	59	59
Yoo-A Construction Co., Ltd.	105	0.20%		11	11	11
Dung Hwan Co., Ltd.	531	0.02%		5	5	5
Hurim Biocell Co., Ltd.	1,021	0.00%		5	5	5
Smart Power Co.,Ltd.	133,333	4.14%		200	200	200
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	32	32
Haseung Industries Co.,Ltd.	55	0.62%		28	28	28
Beer Yeast Korea Inc.	1,388	0.43%		7	7	7
B CON Co.,Ltd.	96	1.16%		6	6	6
Ace Integration Co., Ltd	105	0.09%		23	23	23
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	5
KyungDong Co., Ltd.	130	0.01%		1	1	1
ChunWon Development Co., Ltd.	193	0.19%		39	39	39
SungLim Industrial Co., Ltd.	29	0.03%		1	1	1
Korea Minerals Co., Ltd.	191	0.05%		135	1	1
HyoDong Development Co., Ltd.	128	0.15%		25	25	25
Haspe Tech Co., Ltd.	652	0.55%		20	20	20
JoHyun Co., Ltd.	350	1.56%		18	18	18
KC Co., Ltd.	5,107	0.17%		26	26	26

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2018 and 2019 are as follows, continued:

	2019
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
SeongJi Industrial Co.,Ltd.	41	0.05%	￦	1	1	1
Dong Yang Metal Co., Ltd.	2,951	1.97%		161	148	148
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	1
ShinShin Co., Ltd	339	1.12%		17	17	17
Sung Kwang Co., Ltd.	23	0.37%		6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%		35	35	35
Force TEC Co., Ltd.	3,501	0.02%		18	18	18
Samsung Tech Co., Ltd.	486	1.28%		97	36	36
Tae Hyung Co., Ltd.	28	0.43%		20	20	20
Younil Metal Co., Ltd.	41	0.21%		21	21	21
Hankook Precision Ind Co., Ltd.	110	0.06%		11	3	3
Borneo International Furniture Co., Ltd.	4,000	0.16%		97	13	13
CJ Paradise Co.,Ltd	24	0.02%		12	12	12
Han Young Technology Company Co.,Ltd.	35	0.00%		—	—	—
STX Offshore & Shipbuilding Co., Ltd	8,622	0.25%		1,078	1,078	1,078
Ptotronics Co., Ltd.	843	0.42%		84	6	6
NFT Co., Ltd.	136	0.40%		8	8	8
Echoroba Co.,Ltd.	157	0.02%		3	3	3
Hyundaitech Co.,Ltd.	1,363	0.87%		27	27	27
Dasan Material Co., Ltd.	29	0.04%		22	22	22
Fish World Co.,Ltd.	47	0.21%		2	2	2
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%		6	6	6
Samdo Industry Electric Co.,Ltd.	48	0.02%		1	1	1
Taejung Industries Co.,Ltd.	9,268	0.30%		5	5	5
Shinsei Trading Co., Ltd.	64	0.72%		6	6	6
Dynamic Co., Ltd.	111	0.19%		3	3	3
Green Alchemy Co.,Ltd.	38,202	1.48%		191	17	17
Youone TBM Engineering & Construction Co., Ltd.	615	0.27%		31	31	31
KM Leatech Co., Ltd.	1,648	0.98%		8	8	8
Semist Co.,Ltd.	555	0.80%		3	3	3
Sewon Bus Co.,Ltd	12	0.00%		—	—	—
Enertec Co., Ltd.	7,937	0.19%		44	44	44
Sangji Co., Ltd.	20	0.26%		4	4	4
Bellie Doughnuts Co., Ltd.	64	0.07%		4	4	4
Possbell Engineering Co., Ltd.	36	0.64%		1	1	1
AIRTECH Information communication Co., Ltd	2,379	0.60%		12	12	12
Shin kwang Industrial Co., Ltd.	884	0.35%		55	55	55
Kiscom Co., Ltd.	1,493	0.04%		1	1	1
Wonil laser Co., Ltd	157	0.37%		16	16	16

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2018 and 2019 are as follows, continued:

	2019
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Pyung Hwa Industrial Co.,Ltd.	3,388	3.00%	￦	85	85	85
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding(*2)	1,100,220	2.50%		229,255	166,863	166,863
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,596	2,596
Choheung Packing Co., Ltd.	61	0.13%		12	12	12
Jaewoo Co., Ltd.	359	0.24%		11	11	11
Wooyang HC Co., Ltd	1,375	0.01%		159	159	159
Sungsan Parts Co., Ltd.	629	0.80%		63	63	63
KMT Co., Ltd.	1,411	0.93%		21	21	21
TheYeonriji Co., Ltd.	116	0.10%		6	6	6
Flusys Co., Ltd.	9	0.08%		2	2	2
DongSeo Electronics Co., Ltd.	323	0.07%		16	16	16
Daewoo Display Co., Ltd.	177	0.03%		5	5	5
Yeong-gwang Remicon Co., Ltd.	15	0.12%		2	2	2
NTS Co., Ltd.	143	0.22%		36	36	36
AID Co., Ltd.	1,212	0.57%		36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%		—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%		100	100	100
Kyung Pyo Industry Co., Ltd.	186	0.76%		19	19	19
Daedong Industry Co., Ltd.	617	0.55%		46	46	46
Doosung Heavy Industries Co., Ltd.	53	0.06%		5	5	5
Samjoo Hightech Co., Ltd.	522	0.08%		3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%		51	51	51
SG Corp.	213	0.54%		21	21	21
Shinseung Chemical Industy Co., Ltd.	5	0.01%		60	60	60
KJ Alloy Co., Ltd.	368	0.20%		7	7	7
SM Hi-tech Co., Ltd.	22	0.39%		22	22	22
Keum Mun Industry Co., Ltd.	1,320	0.97%		330	56	56
Puruen Environment Co., Ltd.	967	1.34%		19	19	19
Miretech Co., Ltd.	9,111	0.27%		18	18	18
SIE Co., Ltd.	12	0.02%		1	1	1
Sejin Hightech Co., Ltd.	17,980	0.16%		18	18	18
Namcheong Corp.	7,096	0.28%		284	11	11
Eun Sung Enterprise Co.	1,131	0.72%		17	17	17
Dongdo Basalt Industry Co., Ltd.	182	1.50%		73	73	73
Shinyoung Textiles Co., Ltd.	523	1.01%		52	23	23
Bugook Cast Iron Co.	135	0.71%		14	14	14
Ilwoo Steel Co., Ltd.	41	0.28%		17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%		81	81	81
Wongwang Door Corp.	575	1.00%		29	29	29
Seobu Highway Solar Co., Ltd.	19,460	10.00%		192	192	192
Dongbu Highway Solar Co., Ltd.	19,020	4.99%		192	192	192
Muan sunshine solar power plant	298,300	19.00%		1,492	1,492	1,492

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2018 and 2019 are as follows, continued:

	2019
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Mansu Co.,Ltd.	344	0.25%	￦	15	15	15
Eanskorea Co., Ltd.	39	0.05%		2	2	2
Youngdongseafood Co., Ltd.	165	0.33%		8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%		—	—	—
Sehwa Diecasting Co., Ltd.	299	1.66%		44	44	44
Sungchang Tech Co., Ltd.	159	0.31%		10	10	10
Yuchang Industry Co., Ltd.	90	0.11%		5	5	5
Jeongpum Co., Ltd.	322	0.35%		16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%		55	55	55
DMC Co., Ltd.	5,831	0.02%		38	38	38
Amanex Co., Ltd.	10	0.02%		9	9	9
Dae-A Leisure Co., Ltd.	23	0.00%		4	4	4
Caffe Bene Co.,Ltd.	1,908	0.03%		2	2	2
Daechang HRSG Co.,Ltd.	618	0.12%		62	62	62
Shinjin International Corp.	4	0.01%		1	1	1
Daewoon Shell Tech Co., Ltd.	666	2.81%		33	33	33
Jinhung Packaging Co.,Ltd	4,329	3.02%		9	22	22
Donglim Eng Co., Ltd.	26	0.11%		3	3	3
SIP Co., Ltd.	274	0.55%		7	7	7
Clizen Co., Ltd.	615	0.34%		31	31	31
DAEDONGMILLENNIUM Co., Ltd.	159	0.42%		32	32	32
Daeji Product Co., Ltd.	15	0.05%		1	—	—
Cheong Hae Myeong Ga Co.,Ltd	1,867	0.11%		5	5	5
Shinhan Sangi Co., Ltd.	29	0.20%		4	4	4
Jaein Circuit Co., Ltd.	498	1.12%		65	65	65
SSET Co., Ltd.	181	0.30%		18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%		48	48	48
Dawon Yuhwa Co., Ltd.	506	1.94%		25	25	25
Ogokbaekkwa Co., Ltd.	101	0.12%		1	1	1
Shinwonn Toptech Co., Ltd.	834	0.51%		83	83	83
KMLC Co., Ltd.	281	0.14%		22	22	22
Seinfood Co., Ltd.	13	0.17%		7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%		34	34	34
Kukex Inc.	639	0.05%		3	3	3
Youngshin Plu Co., Ltd.	104	0.12%		5	5	5
Chang won Engineering Co., Ltd.	22	0.00%		4	4	4
Samsung Silup Co., Ltd.	47	0.19%		5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%		6	6	6
IZU KOREA Co. Ltd.	48	0.00%		2	2	2
Dongdo CNP Co., Ltd.	234	0.36%		6	6	6
Hando Precision Co.,Ltd	38	0.26%		4	4	4
Dae Bang Industry Co.,Ltd.	115	0.13%		6	6	6
S.I.T. Co.,Ltd	2,213	0.44%		22	22	22

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2018 and 2019 are as follows, continued:

	2019
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Taejin Hiech Co., Ltd.	78	0.26%	￦	3	3	3
Headone Co.,Ltd.	69	0.12%		7	7	7
Enaindustry Co., Ltd.	201	0.09%		141	141	141
TCT Co., Ltd.	3,277	0.55%		82	82	82
E-Won Solutech Co., Ltd.	158	0.16%		40	40	40
MJT Co., Ltd.	1,013	0.20%		51	51	51
KPL Circuit Co., Ltd.	283	0.08%		14	14	14
Road Solar Co., Ltd.	12	0.00%		—	—	—
Sung Ae Co., Ltd.	190	0.80%		10	10	10
Han Mi Flexible Co.,Ltd.	143	0.20%		43	43	43
Samhwa Casting Co. Ltd.	200	0.00%		100	100	100
Millennium PNT Co., Ltd.	227	0.37%		6	6	6
GN Chem Co., Ltd.	40	0.07%		1	1	1
GW Industry Co., Ltd.	505	0.07%		51	51	51
TM Construction co. Ltd	4	0.00%		—	—	—
Dae Myung Co., Ltd	114	0.08%		3	3	3
Nanomicart Co., Ltd.	176	1.06%		35	35	35
Young San Heavy Industries Co., Ltd.	74	0.11%		7	7	7
Samchungwon Co., Ltd.	15	0.24%		2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%		27	27	27
Nanomic Co., Ltd.	94	0.63%		38	38	38
Dong Hwan Co., Ltd.	25	0.02%		1	1	1

				266,717	177,968	177,968

			￦	626,056	379,170	379,170

(*1)	The Company used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.

(*2)

The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss for the year ended December 31, 2019.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

11.	Financial Assets at Amortized Cost

Financial assets at amortized cost as of December 31, 2018 and 2019 are as follows:

		2018
		Financial assets at amortized cost	Government grants	Allowance for doubtful accounts	Others	Book value
		In millions of won
Government bonds	￦	3,042	—	—	—	3,042
Others		11,000	—	—	—	11,000

	￦	14,042	—	—	—	14,042

Current	￦	11,956	—	—	—	11,956
Non-current		2,086	—	—	—	2,086

		2019
		Financial assets at amortized cost	Government grants	Allowance for doubtful accounts	Others	Book value
		In millions of won
Government bonds	￦	1,609	—	—	—	1,609
Others		12,000	—	—	—	12,000

	￦	13,609	—	—	—	13,609

Current	￦	12,302	—	—	—	12,302
Non-current		1,307	—	—	—	1,307

12.	Derivatives

(1)	Derivatives as of December 31, 2018 and 2019 are as follows:

		2018		2019
		Current	Non-current	Current	Non-current
		In millions of won
Derivative assets
Currency forward	￦	2,128	12,606	21	43,931
Currency swap		39,979	43,436	27,597	229,258
Interest rate swap		—	2,342	—	7,592
Others(*1)		—	1,844	—	2,634

	￦	42,107	60,228	27,618	283,415

Derivative liabilities
Currency forward	￦	1,956	—	7,081	—
Currency swap		14,881	233,690	59,327	45,184
Interest rate swap		1,439	58,042	451	50,756
Others(*2,3)		2,155	—	6,205	956

	￦	20,431	291,732	73,064	96,896

(*1)

The Company had a put option to sell shares of DS POWER Co., Ltd. and the fair value of the option is recorded in ‘Others’ in the prior year. The Company sold their shares during the year ended December 31, 2019. As described in Note 16, the Company has a right to purchase the shares of

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

12.	Derivatives, Continued

(1)	Derivatives as of December 31, 2018 and 2019 are as follows, continued:

KOSPO Youngnam Power Co., Ltd., a subsidiary of the Company, and the amount is the fair value of the stock option.

(*2)

The Company has an obligation to settle the convertible preferred stock to financial investors pursuant to the settlement contract with Samcheok Eco Materials Co., Ltd., and the fair value of the obligation is recorded in ‘Others’.

(*3)	The Company has granted stock option to Chester Solar IV SpA, a joint venture of the Company, and 4 other third party investors and recognized its fair value as other derivative liabilities.

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2019 are as follows:

	Contract date	Maturity date	Contract amounts				Contract exchange rate (in won)
Counterparty				Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Hana Bank	2014.04.10	2021.07.12	￦	55,120	USD 52,000	￦	1,060.00
Hana Bank	2014.04.28	2021.07.12		50,784	USD 48,000		1,058.00
Bank of America	2014.04.29	2021.07.12		105,400	USD 100,000		1,054.00
Hana Bank	2014.05.09	2021.07.12		104,600	USD 100,000		1,046.00
Hana Bank	2017.12.22	2021.07.12		105,079	USD 100,000		1,050.79
Korea Development Bank	2017.12.27	2021.07.12		104,849	USD 100,000		1,048.49
Citibank	2019.12.30	2020.01.23		12,943	USD 11,167		1,159.10
Standard Chartered	2019.12.17	2020.01.02		73,871	EUR 56,800		1,300.57
Nonghyup Bank	2019.12.02	2020.01.03		9,436	USD 8,000		1,179.55
Mizuho Bank	2019.12.03	2020.01.06		9,482	USD 8,000		1,185.25
Hana Bank	2019.12.04	2020.01.07		8,350	USD 7,000		1,192.82
Kookmin Bank	2019.12.05	2020.01.09		11,895	USD 10,000		1,189.45
CCB	2019.12.05	2020.01.09		11,895	USD 10,000		1,189.50
Standard Chartered	2019.12.06	2020.01.10		11,891	USD 10,000		1,189.05
Credit Agricole	2019.12.09	2020.01.13		11,885	USD 10,000		1,188.47
Hana Bank	2019.12.10	2020.01.14		11,912	USD 10,000		1,191.23
Korea Development Bank	2019.12.11	2020.01.15		11,925	USD 10,000		1,192.50
Nonghyup Bank	2019.12.11	2020.01.15		5,962	USD 5,000		1,192.45
Mizuho Bank	2019.12.11	2020.01.15		5,963	USD 5,000		1,192.50
CCB	2019.12.12	2020.01.16		7,118	USD 6,000		1,186.35
Morgan Stanley	2019.12.16	2020.01.17		5,854	USD 5,000		1,170.85
Woori Bank	2019.12.19	2020.01.22		11,636	USD 10,000		1,163.55
Shinhan Bank	2019.12.19	2020.01.22		11,635	USD 10,000		1,163.45
CCB	2019.12.27	2020.01.31		11,597	USD 10,000		1,159.65
Kookmin Bank	2019.12.30	2020.02.03		5,786	USD 5,000		1,157.20
Shinhan Bank	2019.12.18	2020.01.07		9,901	USD 8,500		1,164.86
Hana Bank	2019.12.13	2020.01.07		4,678	USD 4,000		1,169.45
Hana Bank	2019.12.20	2020.01.07		8,136	USD 7,000		1,162.23
BNP Paribas	2019.12.27	2020.01.13		3,480	USD 3,000		1,160.10
Societe Generale	2019.12.27	2020.01.13		8,701	USD 7,500		1,160.10
Korea Development Bank	2019.12.30	2020.01.23		4,630	USD 4,000		1,157.40

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2019 are as follows, continued:

	Contract date	Maturity date	Contract amounts				Contract exchange rate (in won)
Counterparty				Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
BNP Paribas	2019.12.12	2020.01.16	￦	4,739	USD 4,000	￦	1,184.85
Mizuho Bank	2019.12.12	2020.01.16		3,558	USD 3,000		1,186.00
MUFG	2019.12.17	2020.01.21		5,823	USD 5,000		1,164.60
Nova Scotia	2019.12.17	2020.01.21		5,824	USD 5,000		1,164.70
BNP Paribas	2019.12.20	2020.01.22		2,290	USD 1,975		1,159.48
Nonghyup Bank	2019.12.20	2020.01.22		11,605	USD 10,000		1,160.50
Nova Scotia	2019.12.30	2020.02.03		5,778	USD 5,000		1,155.65
Mizuho Bank	2019.12.30	2020.02.03		5,777	USD 5,000		1,155.30
HSBC	2019.12.13	2020.09.10		46,580	USD 40,000		1,164.50
Nova Scotia	2019.12.13	2020.09.10		34,959	USD 30,000		1,165.30
Nova Scotia	2019.12.16	2020.12.03		11,657	USD 10,000		1,165.70
Nonghyup Bank	2019.12.16	2020.12.03		23,324	USD 20,000		1,166.20
Mizuho Bank	2019.12.17	2020.01.10		10,537	USD 9,000		1,170.80
Mizuho Bank	2019.12.19	2020.01.13		9,314	USD 8,000		1,164.30
Mizuho Bank	2019.12.24	2020.01.04		5,228	USD 4,500		1,161.85
HSBC	2019.12.26	2020.01.23		10,443	USD 9,000		1,160.30
Mizuho Bank	2019.12.30	2020.01.23		4,624	USD 4,000		1,155.90
Standard Chartered	2019.12.03	2020.01.06		315	USD 266		1,186.05
Nova Scotia	2019.12.06	2020.01.10		4,393	USD 3,700		1,187.35
Credit Agricole	2019.12.06	2020.01.10		4,761	USD 4,000		1,190.35
Nova Scotia	2019.12.10	2020.01.13		1,491	USD 1,250		1,192.70
Standard Chartered	2019.12.12	2020.01.16		8,303	USD 7,000		1,186.10
Credit Agricole	2019.12.12	2020.01.16		5,930	USD 5,000		1,185.95
Societe Generale	2019.12.12	2020.01.16		5,931	USD 5,000		1,186.20
Nova Scotia	2019.12.12	2020.01.16		6,525	USD 5,500		1,186.30
Standard Chartered	2019.12.16	2020.01.21		9,367	USD 8,000		1,170.90
Nova Scotia	2019.12.17	2020.01.21		4,648	USD 4,000		1,162.00
Hana Bank	2019.12.19	2020.01.23		6,055	USD 5,200		1,164.40
Woori Bank	2019.12.20	2020.01.28		9,414	USD 8,100		1,162.20
Shinhan Bank	2019.12.20	2020.01.28		4,939	USD 4,250		1,162.15
Shinhan Bank	2019.12.20	2020.01.28		5,806	USD 5,000		1,161.25
Shinhan Bank	2019.12.26	2020.01.30		7,539	USD 6,500		1,159.85
Woori Bank	2019.12.26	2020.01.30		4,060	USD 3,500		1,159.90
Shinhan Bank	2019.12.30	2020.02.03		4,049	USD 3,500		1,156.80
Hana Bank	2019.07.31	2020.07.14		4,993	USD 4,257		1,173.00

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of December 31, 2019 are as follows:

Counterparty	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won, USD)
			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Standard Chartered	2014~2029	￦	102,470	USD 100,000	3.14%	3.57%	￦	1,024.70
Societe Generale	2014~2024		105,017	USD 100,000	4.92%	5.13%		1,050.17
Hana Bank	2015~2024		107,970	USD 100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD 86,920	4.85%	5.13%		1,083.97
Woori Bank	2019~2027		21,708	USD 19,417	5.04%	6.75%		1,118.00
Woori Bank	2019~2024		296,000	USD 250,000	1.21%	2.50%		1,184.00
Korea Development Bank	2019~2024		177,600	USD 150,000	1.24%	2.50%		1,184.00
Hana Bank	2019~2024		118,400	USD 100,000	1.24%	2.50%		1,184.00
Citibank	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
JP Morgan	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
Bank of America	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
Shinhan Bank	2016~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
HSBC	2012~2022		111,770	USD 100,000	2.89%	3.00%		1,117.70
Hana Bank	2012~2022		111,770	USD 100,000	2.87%	3.00%		1,117.70
Standard Chartered	2012~2022		111,770	USD 100,000	2.89%	3.00%		1,117.70
Deutsche Bank	2012~2022		55,885	USD 50,000	2.79%	3.00%		1,117.70
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD 100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,388	HKD 850,000	2.66%	3.35%		135.75
Korea Development Bank	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
Woori Bank	2018~2023		170,280	USD 150,000	2.18%	3.75%		1,135.20
Hana Bank	2018~2023		113,520	USD 100,000	2.17%	3.75%		1,135.20
Shinhan Bank	2018~2023		227,040	USD 200,000	2.17%	3.75%		1,135.20
Citibank	2019~2024		239,956	CHF 200,000	1.44%	0.00%		1,199.78
Korea Development Bank	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
HSBC	2019~2024		USD 205,500	AUD 300,000	3M Libor+0.78%	3M BBSW+0.97%		0.69

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of December 31, 2019 are as follows:

Counterparty	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won, USD)
			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
HSBC	2014~2020	￦	99,901	AUD 100,000	3.52%	5.75%	￦	999.01
HSBC	2014~2020		100,482	AUD 100,000	3.48%	5.75%		1,004.82
Standard Chartered	2013~2020		USD 117,250	AUD 125,000	3M Libor + 1.25%	5.75%		0.94
Standard Chartered	2014~2020		126,032	USD 117,250	3.55%	3M Libor + 1.25%		1,074.90
Korea Development Bank	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
Hana Bank	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
Export-import bank of Korea	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
Korea Development Bank	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00
Morgan Stanley	2016~2021		121,000	USD 100,000	3M Libor + 2.10%	2.50%		1,210.00
BNP Paribas	2016~2021		121,000	USD 100,000	3M Libor + 2.10%	2.50%		1,210.00
Nomura	2017~2037		52,457	EUR 40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK 450,000	2.62%	2.36%		132.05
Korea Development Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Kookmin Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Woori Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Korea Development Bank	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
BNP Paribas	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Kookmin Bank	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Korea Development Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Hana Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Kookmin Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Hana Bank	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
Korea Development Bank	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
Credit Agricole	2014~2020		110,680	USD 100,000	2.29%	2.50%		1,106.80
Societe Generale	2014~2020		55,340	USD 50,000	2.16%	2.50%		1,106.80
Hana Bank	2014~2020		55,340	USD 50,000	2.16%	2.50%		1,106.80
Hana Bank	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
Standard Chartered	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
HSBC	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
Nomura	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
BNP Paribas	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
HSBC	2014~2020		55,340	USD 50,000	2.21%	2.50%		1,106.80
Hana Bank	2017~2022		226,600	USD 200,000	1.94%	2.63%		1,133.00
Korea Development Bank	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00
Nomura	2017~2022		113,300	USD 100,000	1.95%	2.63%		1,133.00
Woori Bank	2017~2022		56,650	USD 50,000	1.95%	2.63%		1,133.00
Kookmin Bank	2017~2022		56,650	USD 50,000	1.95%	2.63%		1,133.00

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of December 31, 2019 are as follows, continued:

Counterparty	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won, USD)
			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Korea Development Bank	2018~2023	￦	169,335	USD 150,000	2.26%	3.88%	￦	1,128.90
Woori Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Credit Agricole	2018~2023		112,890	USD 100,000	2.26%	3.88%		1,128.90
Hana Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Kookmin Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90

(5)	Interest rate swap contracts which are not designated as hedging instruments as of December 31, 2019 are as follows:

Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay	Receive
		In millions of won and thousands of USD
Hana Bank	2017~2022	￦ 100,000	2.01%	3M CD + 0.24%
Hana Bank	2017~2022	100,000	2.06%	3M CD + 0.27%
Nomura(*1)	2017~2037	30,000	2.05%	3.08%
Hana Bank	2017~2021	200,000	2.45%	3M CD + 0.32%
Nomura(*2)	2018~2038	30,000	2.56%	3.75%
Hana Bank	2018~2023	200,000	2.15%	3M CD + 0.19%
Hana Bank	2018~2023	200,000	2.17%	3M CD + 0.19%
Hana Bank	2018~2023	150,000	2.03%	3M CD + 0.21%
Hana Bank	2019~2024	200,000	1.87%	3M CD + 0.13%
Societe Generale	2017~2022	200,000	3M Libor + 3.44%	3.77%
Nomura	2017~2027	52,457	3M Libor + 2.25%	2.60%
Nomura	2017~2027	59,423	3M Libor + 2.27%	2.62%
Export-Import Bank of Korea	2015~2031	USD 15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD 7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD 7,861	2.67%	6M USD Libor

(*1)

2.05% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter. Depending on exercise of counterparty’s right, it can be reimbursed before the due on the same day of every year starting from September 18, 2022.

(*2)

2.56% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter. Depending on exercise of counterparty’s right, it can be reimbursed before the due on the same day of every year starting from June 15, 2023.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

12.	Derivatives, Continued

(6)	Interest rate swap contracts which are designated as hedging instruments as of December 31, 2019 are as follows:

Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay	Receive
		In millions of won and thousands of USD
BNP Paribas	2009~2027	USD 92,120	4.16%	6M USD Libor
KFW	2009~2027	USD 92,120	4.16%	6M USD Libor
Export-Import Bank of Korea	2016~2036	USD 80,514	3.00%	6M USD Libor

(7)

Gain and loss on valuation and transaction of derivatives for the years ended December 31, 2017, 2018 and 2019 are as follows and included in finance income and expenses in the consolidated statements of comprehensive income (loss):

		Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)			Other comprehensive income (loss)(*)
		2017	2018	2019	2017	2018	2019	2017	2018	2019
		In millions of won
Currency forward	￦	(41,889)	12,632	24,265	(28,223)	23,991	12,488	—	—	—
Currency swap		(843,747)	145,088	310,732	(137,376)	123,670	110,813	26,810	(12,516)	38,802
Interest rate swap		6,909	(2,949)	(16,231)	(3,362)	(364)	(36,886)	5,074	6,087	(3,075)
Other derivatives		4,060	(1,568)	(1,416)	—	—	—	—	—	—

	￦	(874,667)	153,203	317,350	(168,961)	147,297	86,415	31,884	(6,429)	35,727

(*)	For the year ended December 31, 2019, the net gain on valuation of derivatives designated as cash flow hedge of ￦19,242 million, net of tax, is included in other comprehensive income or loss.

13.	Other Financial Assets

(1)	Other financial assets as of December 31, 2018 and 2019 are as follows:

		2018		2019
		Current	Non-current	Current	Non-current
		In millions of won
Loans and receivables	￦	123,657	639,673	64,111	725,755
Less: Allowance for doubtful accounts		(12)	(4,940)	(31)	(15,063)
Less: Present value discount		(992)	(38,712)	(847)	(35,218)
Long-term / short-term financial instruments(*)		1,869,286	448,741	1,351,971	608,256

	￦	1,991,939	1,044,762	1,415,204	1,283,730

(*)

From prior year, certain financial assets at fair value previously recognized as other financial assets is reclassified to financial assets at fair value through profit or loss upon the adoption of IFRS 9 ‘Financial Instruments’.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

13.	Other Financial Assets, Continued

(2)	Loans and receivables as of December 31, 2018 and 2019 are as follows:

		2018
		Face value	Allowance for doubtful accounts	Present value discount	Carrying value
		In millions of won
Short-term loans and receivables
Loans for tuition	￦	33,333	—	(992)	32,341
Loans for housing		15,572	—	—	15,572
Fisheries loan		320	—	—	320
Other loans		74,432	(12)	—	74,420

		123,657	(12)	(992)	122,653

Long-term loans and receivables
Loans for tuition		414,893	—	(38,659)	376,234
Loans for housing		167,723	—	—	167,723
Loans for related parties		46,798	(4,930)	—	41,868
Fisheries loan		640	—	(53)	587
Other loans		9,619	(10)	—	9,609

		639,673	(4,940)	(38,712)	596,021

	￦	763,330	(4,952)	(39,704)	718,674

		2019
		Face value	Allowance for doubtful accounts	Present value discount	Carrying value
		In millions of won
Short-term loans and receivables
Loans for tuition	￦	33,636	—	(847)	32,789
Loans for housing		17,113	—	—	17,113
Other loans		13,362	(31)	—	13,331

		64,111	(31)	(847)	63,233

Long-term loans and receivables
Loans for tuition		419,905	—	(35,197)	384,708
Loans for housing		199,454	—	—	199,454
Loans for related parties		89,132	(4,930)	—	84,202
Other loans		17,264	(10,133)	(21)	7,110

		725,755	(15,063)	(35,218)	675,474

	￦	789,866	(15,094)	(36,065)	738,707

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans for the years ended December 31, 2017, 2018 and 2019 are as follows:

		2017	2018	2019
		In millions of won
Beginning balance	￦	4,532	8,948	4,952
Bad debt expense		2,465	22	10,142
Other		1,951	(4,018)	—

Ending balance	￦	8,948	4,952	15,094

(4)	Long-term and short-term financial instruments as of December 31, 2018 and 2019 are as follows:

		2018		2019
		Current	Non-current	Current	Non-current
		In millions of won
Time deposits	￦	1,602,285	63,358	1,034,971	257,857
CP		—	—	40,000	—
CD		10,000	—	15,000	—
RP		—	—	40,000	—
Others		257,001	385,383	222,000	350,399

	￦	1,869,286	448,741	1,351,971	608,256

14.	Inventories

Inventories as of December 31, 2018 and 2019 are as follows:

		2018
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	3,886,739	(2,609)	3,884,130
Work-in-progress		189,907	(1,028)	188,879
Finished goods		50,526	—	50,526
Supplies		1,858,751	(3,907)	1,854,844
Inventories-in-transit		1,196,113	—	1,196,113
Other inventories		13,761	—	13,761

	￦	7,195,797	(7,544)	7,188,253

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

14.	Inventories, Continued

		2019
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	3,790,443	(1,430)	3,789,013
Merchandises		340	—	340
Work-in-progress		165,073	—	165,073
Finished goods		58,280	—	58,280
Supplies		2,121,363	(4,369)	2,116,994
Inventories-in-transit		906,267	—	906,267
Other inventories		14,733	—	14,733

	￦	7,056,499	(5,799)	7,050,700

The reversals of the allowance for loss on inventory valuation due to increase in the net realizable value of inventories deducted from cost of sales for the years ended December 31, 2017, 2018 and 2019 were ￦437 million , ￦3,723 million and ￦4,872 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the years ended December 31, 2017, 2018 and 2019 were ￦3,875 million, ￦1,953 million and ￦3,127 million, respectively.

15.	Non-Financial Assets

Non-financial assets as of December 31, 2018 and 2019 are as follows:

		2018		2019
		Current	Non-current	Current	Non-current
		In millions of won
Advanced payment	￦	156,073	160,628	147,784	2,694
Prepaid expenses(*1)		290,944	90,449	308,017	84,421
Others(*2)		431,871	76,075	750,576	79,814

	￦	878,888	327,152	1,206,377	166,929

(*1)	Prepaid expenses of ￦4,353 million as of December 31, 2018 was recorded as right-of-assets as of December 31, 2019 due to change in accounting policy.

(*2)	Details of others as of December 31, 2018 and 2019 are as follows:

		2018		2019
		Current	Non-current	Current	Non-current
		In millions of won
Greenhouse gas emissions rights	￦	93,749	—	437,562	—
Other quick assets, etc.(*3)		338,122	76,075	313,014	79,814

	￦	431,871	76,075	750,576	79,814

(*3)	The Company recognized ￦92,128 million of its rights in connection with the securities of Orano Expansion as non-current non-financial assets as of December 31, 2018. The Company recognized an

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

15.	Non-Financial Assets, Continued

impairment loss of ￦87,023 million as it was determined that there is objective evidence of impairment related to its rights to equity interest in and loans to Orano Expansion for the year ended December 31, 2018. In addition, during the current year, the Company converted its loans with Orano Expansion into equity. The Company recognized an impairment loss of ￦49,201 million as it was determined that there is objective evidence of impairment related to the rights of equity interest in Orano Expansion.

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of December 31, 2018 and 2019 are as follows:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2018	2019
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc.(*1)	Architectural engineering for utility plant and others	KOREA	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
Garolim Tidal Power Plant Co., Ltd.(*6)	Power generation	KOREA	49.00%	—
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
KOREA Imouraren Uranium Investment Corp.	Holding company	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2018 and 2019 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2018	2019
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy, Ltd.	Holding company	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	80.00%	80.00%
Korea Electric Power Nigeria Ltd.(*7)	Operation of utility plant	NIGERIA	100.00%	—
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service(*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan, LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Holding company	PHILIPPINES	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	100.00%
Springfield Power, LLC	Power generation	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	CANADA	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, INC.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	99.96%	99.96%
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited(*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd.	Recycling fly ashes	KOREA	86.22%	86.22%
Commerce and Industry Energy Co., Ltd.(*4)	Power generation	KOREA	59.03%	85.00%
KEPCO Singapore Holdings Pte., Ltd.(*7)	Holding company	SINGAPORE	100.00%	—
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	99.99%	99.99%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2018 and 2019 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2018	2019
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
HeeMang Sunlight Power Co., Ltd.	Operation of utility plant	KOREA	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	KOREA	50.00%	50.00%
VI Carbon Professional Private Special Asset Investment Trust 1	Holding company	KOREA	96.67%	96.67%
Chitose Solar Power Plant LLC	Power generation	JAPAN	80.10%	80.10%
KEPCO Energy Solution Co. Ltd.	Energy service	KOREA	100.00%	100.00%
Solar School Plant Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KOSPO Power Services Limitada	Utility plant maintenance and others	CHILE	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	KOREA	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	LAOS	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	100.00%
KEPCO Alamosa LLC	Holding company	USA	50.10%	50.10%
KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC)	Power generation	USA	100.00%	100.00%
KEPCO-LG CNS Mangilao Holdings LLC(*8)	Holding company	USA	70.00%	70.00%
Mangilao Investment LLC	Holding company	USA	100.00%	100.00%
KEPCO-LG CNS Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	KOREA	75.99%	75.99%
PT. Siborpa Eco Power	Construction and operation of utility plant	INDONESIA	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	KOREA	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	KOREA	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	KOREA	80.65%	80.65%
PT. Korea Energy Indonesia	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	CHILE	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	KOREA	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2018 and 2019 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2018	2019
KOWEPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance	KOREA	—	100.00%
KOSPO USA Inc.	Holding company	USA	—	100.00%
Nambu USA LLC	Holding company	USA	—	100.00%
Tamra Offshore Wind Power Co., Ltd.(*5)	Power generation	KOREA	—	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	KOREA	—	100.00%
KEPCO FMS Co., Ltd.	Security service and others	KOREA	—	100.00%
Firstkeepers Co., Ltd.	Facility maintenance	KOREA	—	100.00%
Secutec Co., Ltd.	Security service	KOREA	—	100.00%
SE Green Energy Co., Ltd.(*5)	Power generation	KOREA	—	84.80%
KEPCO Mangilao America LLC	Holding company	USA	—	100.00%
Mangilao Intermediate Holdings LLC	Holding company	USA	—	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance	KOREA	—	100.00%
KOAK Power Limited	Facility maintenance	PAKISTAN	—	100.00%
KOMIPO Europe B.V.	Holding company	SWEDEN	—	100.00%
Haenanum Energy Fund	Holding company	KOREA	—	99.64%
Paju Ecoenergy Co., Ltd.	Power generation	KOREA	—	89.00%

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.08%.

(*2)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Company obtained the majority of the voting power through the shareholders’ agreement.

(*3)	As of the reporting date, the annual reporting period of all subsidiaries is December 31, except for Mira Power Limited which is November 30.

(*4)

The Company guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Company which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

(*5)	The entity was reclassified from an associate to a subsidiary due to additional acquisition of interest during the year ended December 31, 2019.

(*6)	The liquidation process is in progress by the appointment of a liquidator, and the Company has been reclassified the invested amount as assets held for sale as of December 31, 2019.

(*7)	The liquidation process has been completed during the year ended December 31, 2019.

(*8)	The Company does not hold a stake, but it is included in subsidiaries because the Company has control over KEPCO-LG CNS Mangilao Holdings LLC with nomination rights among 4 out of 6 board members.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(2)	Subsidiaries newly included in or excluded from consolidation for the year ended December 31, 2019 are as follows:

Subsidiaries included in consolidation during the year ended December 31, 2019.

Subsidiary	Reason
KNF Partners Co., Ltd.	Newly established
KOSPO USA Inc.	Newly established
Nambu USA LLC	Newly established
Tamra Offshore Wind Power Co., Ltd.	Additional acquisition
KEPCO MCS Co., Ltd.	Newly established
KEPCO FMS Co., Ltd.	Newly established
Firstkeepers Co., Ltd.	Newly established
Secutec Co., Ltd.	Newly established
SE Green Energy Co., Ltd.	Additional acquisition
KEPCO Mangilao America LLC	Newly established
Mangilao Intermediate Holdings LLC	Newly established
KEPCO CSC Co., Ltd.	Newly established
KOAK Power Limited	Newly established
KOMIPO Europe B.V.	Newly established
Haenanum Energy Fund	Newly established
Paju Ecoenergy Co., Ltd.	Newly established

Subsidiaries excluded from consolidation during the year ended December 31, 2019.

Subsidiary	Reason
KEPCO Singapore Holdings Pte., Ltd.	Liquidated
Korea Electric Power Nigeria Ltd.	Liquidated
Garolim Tidal Power Plant Co., Ltd.	Under liquidation process

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2018 and 2019 are as follows:

2018
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	55,792,704	30,484,104	8,858,717	(137,613)
Korea South-East Power Co., Ltd.		9,997,758	4,948,553	5,521,038	25,736
Korea Midland Power Co., Ltd.		10,839,218	7,088,013	4,368,467	(38,142)
Korea Western Power Co., Ltd.		9,902,752	5,965,410	4,841,261	(28,157)
Korea Southern Power Co., Ltd.		9,810,985	5,463,721	5,539,793	55,439
Korea East-West Power Co., Ltd.		8,744,380	4,092,460	4,933,525	3,345
KEPCO Engineering & Construction Company, Inc.		771,480	310,100	433,701	12,937
KEPCO Plant Service & Engineering Co., Ltd.		1,275,365	296,428	1,239,604	160,791
KEPCO Nuclear Fuel Co., Ltd.		817,416	434,439	230,667	15,835
KEPCO KDN Co., Ltd.		566,807	159,423	622,154	60,016

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2018 and 2019 are as follows, continued:

2018
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Garolim Tidal Power Plant Co., Ltd.	￦	608	345	—	(11)
KEPCO International HongKong Ltd.		140,101	1	—	3,307
KEPCO International Philippines Inc.		107,948	1,475	—	52,539
KEPCO Gansu International Ltd.		12,047	515	—	(24)
KEPCO Philippines Holdings Inc.		188,551	9,775	—	53,219
KEPCO Philippines Corporation		6,394	213	—	54
KEPCO Ilijan Corporation		431,444	53,413	99,844	49,631
KEPCO Lebanon SARL		1,509	9,686	—	413
KEPCO Neimenggu International Ltd.		194,336	—	—	20,829
KEPCO Shanxi International Ltd.		519,991	201,732	—	290
KOMIPO Global Pte Ltd.		250,456	961	—	11,478
KEPCO Netherlands B.V.		130,460	77	—	26,550
KOREA Imouraren Uranium Investment Corp.		63,517	171	—	(89,852)
KEPCO Australia Pty., Ltd.		439,719	14	—	49
KOSEP Australia Pty., Ltd.		37,057	2,832	20,294	7,315
KOMIPO Australia Pty., Ltd.		39,066	4,659	20,294	7,193
KOWEPO Australia Pty., Ltd.		39,341	4,702	20,294	7,316
KOSPO Australia Pty., Ltd.		36,525	3,585	20,294	9,520
KEPCO Middle East Holding Company		101,201	92,862	—	3,043
Qatrana Electric Power Company		484,383	326,486	18,766	21,170
KHNP Canada Energy, Ltd.		49,776	35	—	(26)
KEPCO Bylong Australia Pty., Ltd.		254,398	315,921	—	(29,573)
Korea Waterbury Uranium Limited Partnership		20,890	142	—	(74)
Korea Electric Power Nigeria Ltd.		112	39	727	(93)
KEPCO Holdings de Mexico		248	57	—	(11)
KST Electric Power Company		535,807	457,867	109,735	10,274
KEPCO Energy Service Company		1,940	1,454	5,117	(232)
KEPCO Netherlands S3 B.V.		46,518	38	—	1,226
PT. KOMIPO Pembangkitan Jawa Bali		11,405	5,472	20,320	3,925
PT. Cirebon Power Service		1,588	273	7,228	177
KOWEPO International Corporation		—	8	—	—
KOSPO Jordan LLC		16,315	3,432	34,371	1,907
EWP Philippines Corporation		1,684	829	—	(11)
EWP America Inc.(*1)		72,525	4,903	29,557	(4,483)
KNF Canada Energy Limited		1,801	20	—	(45)
EWP Barbados 1 SRL		268,033	1,581	688	11,221
Gyeonggi Green Energy Co., Ltd.		293,812	185,043	96,442	25,121
PT. Tanggamus Electric Power		216,321	187,502	26,832	9,338
Gyeongju Wind Power Co., Ltd.		122,303	83,348	21,906	8,803

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2018 and 2019 are as follows, continued:

2018
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
KOMIPO America Inc.	￦	10,092	572	—	(885)
KOSEP USA, Inc.		1	4,857	—	4,341
PT. EWP Indonesia		7,444	14	—	3,138
KEPCO Netherlands J3 B.V.		115,978	77	—	(104)
Korea Offshore Wind Power Co., Ltd.		216,114	36,377	—	(8,473)
Global One Pioneer B.V.		162	87	—	(113)
Global Energy Pioneer B.V.		325	74	—	(102)
Mira Power Limited		277,525	213,104	—	(980)
KOSEP Material Co., Ltd.		2,862	1,249	3,240	377
Commerce and Industry Energy Co., Ltd.		92,872	88,009	27,937	(6,091)
KEPCO Singapore Holdings Pte., Ltd.		582	9	—	(31)
KEPCO KPS Philippines Corp.		7,501	358	4,815	766
KOSPO Chile SpA		139,814	57,502	—	1,016
PT. KOWEPO Sumsel Operation And Maintenance Services		1,313	394	4,343	(654)
HeeMang Sunlight Power Co., Ltd.		10,915	7,626	146	(192)
Fujeij Wind Power Company		217,796	212,435	—	(1,033)
KOSPO Youngnam Power Co., Ltd.		413,472	325,589	369,669	8,155
VI Carbon Professional Private Special Asset Investment Trust 1 (formally, HI Carbon Professional Private Special Asset)		3,002	—	—	12
Chitose Solar Power Plant LLC		115,505	105,079	15,022	872
KEPCO Energy Solution Co., Ltd.		304,103	849	5,584	2,532
Solar School Plant Co., Ltd.		204,282	1,366	1,149	2,033
KOSPO Power Services Limitada		3,045	596	9,610	1,132
Energy New Industry Specialized Investment Private Investment Trust(*2)		66,498	1,014	—	(1,140)
KOEN Bylong Pty., Ltd.		5,544	26	—	(10)
KOMIPO Bylong Pty., Ltd.		5,544	26	—	(25)
KOWEPO Bylong Pty., Ltd.		5,544	26	—	—
KOSPO Bylong Pty., Ltd.		5,544	26	—	(25)
EWP Bylong Pty., Ltd.		5,544	16	—	(15)
KOWEPO Lao International		3,800	1,015	2,899	895
KEPCO US Inc.		16,640	—	—	6
KEPCO Alamosa LLC		32,346	79	750	(688)
KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC)		64,223	48,819	9,015	200
KEPCO-LG CNS Mangilao Holdings LLC		25,642	27,197	—	(1,144)
Mangilao Investment LLC		25,641	—	—	—
KEPCO-LG CNS Mangilao Solar, LLC		25,406	146	—	(104)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2018 and 2019 are as follows, continued:

2018
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Jeju Hanlim Offshore Wind Co., Ltd.	￦	16,557	328	—	(925)
PT. Siborpa Eco Power		12,363	141	—	(1,771)
PT. Korea Energy Indonesia		1,183	60	1,459	223
KOLAT SpA		38,362	474	585	(186)
KEPCO California, LLC		42,171	21	—	(332)
KEPCO Mojave Holdings, LLC		103,189	65,730	—	(3,959)
Incheon Fuel Cell Co., Ltd.		23,626	415	—	(201)
KOEN Service Co., Ltd.		583	31	—	(48)
KOMIPO Service Co., Ltd.		576	17	—	(41)
KOWEPO Service Co., Ltd.		750	227	—	(77)
KOSPO Service Co., Ltd.		576	6	—	(30)
EWP Service Co., Ltd.		667	97	—	(30)
PT. KOMIPO Energy Indonesia		2,236	—	—	—

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

2019
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	59,570,219	33,917,275	8,969,072	306,007
Korea South-East Power Co., Ltd.		10,938,358	5,866,642	5,385,387	41,006
Korea Midland Power Co., Ltd.		12,684,828	8,977,766	4,479,707	(28,449)
Korea Western Power Co., Ltd.		10,514,438	6,637,451	4,448,992	(46,061)
Korea Southern Power Co., Ltd.		10,884,799	6,608,301	5,084,907	(41,342)
Korea East-West Power Co., Ltd.		9,724,311	5,022,921	4,855,964	56,698
KEPCO Engineering & Construction Company, Inc.		735,207	242,994	448,635	26,398
KEPCO Plant Service & Engineering Co., Ltd.		1,356,983	294,757	1,244,613	157,737
KEPCO Nuclear Fuel Co., Ltd.		831,604	429,799	309,055	24,618
KEPCO KDN Co., Ltd.		604,458	159,807	625,567	42,205
KEPCO International HongKong Ltd.		138,942	633	—	3,330
KEPCO International Philippines Inc.		107,224	371	—	67,991
KEPCO Gansu International Ltd.		10,448	545	—	(20)
KEPCO Philippines Holdings Inc.		200,503	6,656	—	66,200
KEPCO Philippines Corporation		6,706	332	—	(52)
KEPCO Ilijan Corporation		371,377	56,156	95,072	40,818

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2018 and 2019 are as follows, continued:

2019
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
KEPCO Lebanon SARL	￦	1,835	9,786	—	255
KEPCO Neimenggu International Ltd.		200,858	—	—	(354)
KEPCO Shanxi International Ltd.		538,604	208,895	—	151
KOMIPO Global Pte Ltd.		269,302	463	—	10,400
KEPCO Netherlands B.V.		122,577	101	—	948
KOREA Imouraren Uranium Investment Corp.		14,173	111	—	(49,716)
KEPCO Australia Pty., Ltd.		364	14	—	(395,914)
KOSEP Australia Pty., Ltd.		32,782	2,911	15,514	3,935
KOMIPO Australia Pty., Ltd.		40,898	2,909	15,514	3,766
KOWEPO Australia Pty., Ltd.		44,182	5,772	15,514	2,761
KOSPO Australia Pty., Ltd.		37,254	5,012	15,514	2,638
KEPCO Middle East Holding Company		102,164	87,834	—	5,934
Qatrana Electric Power Company		490,723	322,857	20,773	21,807
KHNP Canada Energy, Ltd.		44,639	43	—	(10)
KEPCO Bylong Australia Pty., Ltd.		45,207	355,163	—	(220,909)
Korea Waterbury Uranium Limited Partnership		20,717	167	—	(77)
KEPCO Holdings de Mexico		187	25	—	(14)
KST Electric Power Company		539,952	449,459	55,783	(20,797)
KEPCO Energy Service Company		2,262	1,995	5,984	(481)
KEPCO Netherlands S3 B.V.		50,352	49	—	2,637
PT. KOMIPO Pembangkitan Jawa Bali		12,391	5,719	18,722	4,312
PT. Cirebon Power Service		2,089	313	8,049	406
KOWEPO International Corporation		—	10	—	(2)
KOSPO Jordan, LLC		17,489	1,521	10,878	2,634
EWP Philippines Corporation		1,691	888	—	(111)
EWP America Inc.(*1)		66,622	2,619	21,719	(6,497)
KNF Canada Energy Limited		1,933	24	—	(48)
EWP Barbados 1 SRL		279,295	1,031	2,914	2,368
Gyeonggi Green Energy Co., Ltd.		194,425	159,078	13,717	(73,394)
PT. Tanggamus Electric Power		228,601	195,826	2,256	(4,529)
Gyeongju Wind Power Co., Ltd.		113,745	75,427	15,548	3,384
KOMIPO America Inc.		9,424	593	118	(1,033)
KOSEP USA, Inc.		1	5,147	—	(119)
PT. EWP Indonesia		34,455	5	—	5,124
KEPCO Netherlands J3 B.V.		120,006	74	—	(79)
Korea Offshore Wind Power Co., Ltd.		284,495	117,527	—	(12,768)
Global One Pioneer B.V.		180	73	—	(86)
Global Energy Pioneer B.V.		348	80	—	(90)
Mira Power Limited		356,111	285,577	—	(971)
KOSEP Material Co., Ltd.		2,788	1,186	3,357	22
Commerce and Industry Energy Co., Ltd.		90,637	43,985	32,728	(7,532)
KEPCO KPS Philippines Corp.		5,198	1,341	6,246	2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2018 and 2019 are as follows, continued:

2019
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
KOSPO Chile SpA	￦	134,827	49,183	—	(456)
PT. KOWEPO Sumsel Operation And Maintenance Services		135	262	—	(1,104)
HeeMang Sunlight Power Co., Ltd.		12,185	8,545	643	75
Fujeij Wind Power Company		218,333	196,964	—	5,515
KOSPO Youngnam Power Co., Ltd.		398,495	307,226	318,338	3,514
VI Carbon Professional Private Special Asset Investment Trust 1		3,002	—	—	12
Chitose Solar Power Plant LLC		121,457	106,254	17,103	5,480
KEPCO Energy Solution Co., Ltd.		308,188	2,142	2,843	2,805
Solar School Plant Co., Ltd.		208,730	3,269	1,962	2,553
KOSPO Power Services Limitada		3,244	1,564	10,013	452
Energy New Industry Specialized Investment Private Investment Trust(*2)		100,116	17,359	2,418	(7,735)
KOEN Bylong Pty., Ltd.		—	39	—	(14)
KOMIPO Bylong Pty., Ltd.		4	43	—	(14)
KOWEPO Bylong Pty., Ltd.		4	40	—	(12)
KOSPO Bylong Pty., Ltd.		4	40	—	(12)
EWP Bylong Pty., Ltd.		4	40	—	(12)
KOWEPO Lao International		5,430	575	4,308	1,584
KEPCO US Inc.		17,231	—	—	—
KEPCO Alamosa LLC		33,515	183	145	(311)
KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC)		65,468	50,348	8,739	(1,902)
KEPCO-LG CNS Mangilao Holdings LLC		27,439	30,287	—	(1,240)
Mangilao Investment LLC		39,972	—	—	—
KEPCO-LG CNS Mangilao Solar, LLC		39,373	11	—	(524)
Jeju Hanlim Offshore Wind Co., Ltd.		14,328	558	—	(2,459)
PT. Siborpa Eco Power		11,574	71	—	(1,165)
PT. Korea Energy Indonesia		1,592	121	2,462	323
KOLAT SpA		31,178	167	656	(296)
KEPCO California, LLC		44,074	936	358	(513)
KEPCO Mojave Holdings, LLC		103,815	69,544	—	(4,215)
Incheon Fuel Cell Co., Ltd.		22,669	475	—	(1,010)
KOEN Service Co., Ltd.		5,347	4,252	25,890	543
KOMIPO Service Co., Ltd.		3,327	2,622	24,556	146
KOWEPO Service Co., Ltd.		4,228	3,302	23,982	389
KOSPO Service Co., Ltd.		3,493	2,788	18,741	135
EWP Service Co., Ltd.		4,786	4,064	20,837	162
PT. KOMIPO Energy Indonesia		2,647	196	1,392	79
KNF partners Co., Ltd.		1,378	890	3,383	187
KOSPO USA Inc.		5,896	127	—	(1,408)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2018 and 2019 are as follows, continued:

2019
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Nambu USA LLC	￦	245	1	—	245
Tamra Offshore Wind Power Co., Ltd.		156,708	121,724	19,670	1,154
KEPCO MCS Co., Ltd.		26,510	22,151	129,393	3,408
KEPCO FMS Co., Ltd.		11,336	10,638	37,627	198
Firstkeepers Co., Ltd.		1,552	2,800	121	(2,239)
Secutec Co., Ltd.		322	229	—	(597)
SE Green Energy Co., Ltd.		132,727	105,619	—	816
KEPCO Mangilao America LLC		—	—	—	—
Mangilao Intermediate Holdings LLC		13,220	12,774	—	(66)
KEPCO CSC Co., Ltd.		837	51	—	(14)
KOAK Power Limited		15,930	—	—	—
KOMIPO Europe B.V.		7,362	—	—	(286)
Haenanum Energy Fund		28,101	1	—	1
Paju Ecoenergy Co., Ltd.		53,839	—	—	—

(*1)

Financial information of EWP America Inc. includes that of six other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, DG Whitefield, LLC, Springfield Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(*2)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of three other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, and Songhyun e-New Industry Fund.

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ￦35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the company.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied, or prior written consent of financial institutions is obtained. Company’s shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ￦20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(5)	As of December 31, 2019, the Company has following entitlements in relation to its subsidiaries as per its shareholder’s agreements:

Company	Nature and extent of any significant restrictions
KOSPO Youngnam Power Co., Ltd.	The Company holds the right to purchase all shares held by the financial investors of KOSPO Youngnam Power Co., Ltd., a subsidiary of the Company, at face value of the issued shares on the 7th and 12th years from the Company’s establishment date.

(6)	Details of non-controlling interests prior to intra-Company eliminations as of and for the years ended December 31, 2017, 2018 and 2019 are as follows:

2017
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	￦	160,588	623,934	257,529	1,269,175	2,311,226
Non-current assets		314,036	571,152	504,637	2,588,833	3,978,658
Current liabilities		(21,546)	(278,562)	(221,860)	(394,320)	(916,288)
Non-current liabilities		(36,255)	(16,127)	(83,274)	(2,014,925)	(2,150,581)
Net assets		416,823	900,397	457,032	1,448,763	3,223,015
Book value of non-controlling interests		204,243	441,194	155,025	612,245	1,412,707
Sales		109,183	1,232,113	490,193	719,087	2,550,576
Profit for the period		66,320	135,482	21,222	66,419	289,443
Profit for the period attributable to non-controlling interest		32,497	66,386	7,199	20,447	126,529
Cash flows from operating activities		123,534	129,801	62,578	60,021	375,934
Cash flows from investing activities		(5,276)	(193,408)	(8,622)	(409,353)	(616,659)
Cash flows from financing activities before dividends to non-controlling interests		(44,442)	(15,606)	(55,504)	339,432	223,880
Dividends to non-controlling interests		(48,855)	(14,994)	(1,419)	(20,840)	(86,108)
Effect of exchange rate fluctuation		(7,432)	(1,267)	(101)	(24,206)	(33,006)
Net increase (decrease) of cash and cash equivalents		17,529	(95,474)	(3,068)	(54,946)	(135,959)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-Company eliminations as of and for the years ended December 31, 2017, 2018 and 2019 are as follows, continued:

2018
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	￦	163,622	628,725	281,390	956,928	2,030,665
Non-current assets		267,822	646,640	490,090	2,760,500	4,165,052
Current liabilities		(16,819)	(270,097)	(248,402)	(559,552)	(1,094,870)
Non-current liabilities		(36,594)	(26,331)	(61,698)	(1,933,583)	(2,058,206)
Net assets		378,031	978,937	461,380	1,224,293	3,042,641
Book value of non-controlling interests		185,235	479,679	156,500	680,963	1,502,377
Sales		99,844	1,239,604	433,701	966,037	2,739,186
Profit for the period		49,631	160,791	12,937	92,457	315,816
Profit for the period attributable to non-controlling interests		24,319	78,788	4,388	28,475	135,970
Cash flows from operating activities		92,822	129,700	81,042	110,448	414,012
Cash flows from investing activities		(4,452)	(123,593)	(50,569)	35,167	(143,447)
Cash flows from financing activities before dividends to non-controlling interests		(53,733)	(33,737)	(14,591)	(374,669)	(476,730)
Dividends to non-controlling interests		(51,626)	(32,414)	(2,839)	(23,452)	(110,331)
Effect of exchange rate fluctuation		2,840	(124)	31	1,304	4,051
Net increase (decrease) of cash and cash equivalents		(14,149)	(60,168)	13,074	(251,202)	(312,445)

2019
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	￦	173,931	779,764	257,593	864,596	2,075,884
Non-current assets		197,446	577,219	477,614	3,169,317	4,421,596
Current liabilities		(11,990)	(247,737)	(223,522)	(450,311)	(933,560)
Non-current liabilities		(44,166)	(47,020)	(19,472)	(2,193,501)	(2,304,159)
Net assets		315,221	1,062,226	492,213	1,390,101	3,259,761
Book value of non-controlling interests		154,458	520,491	166,959	551,423	1,393,331
Sales		95,072	1,244,613	448,635	855,023	2,643,343
Profit for the period		40,818	157,737	26,398	(48,963)	175,990
Profit for the period attributable to non-controlling interests		20,001	77,291	8,954	(24,264)	81,982
Cash flows from operating activities		101,707	164,373	27,081	219,450	512,611
Cash flows from investing activities		4,458	(89,159)	47,219	(356,434)	(393,916)
Cash flows from financing activities before dividends to non-controlling interests		(68,678)	(44,332)	(34,632)	223,233	75,591
Dividends to non-controlling interests		(48,750)	(39,466)	(1,807)	(9,233)	(99,256)
Effect of exchange rate fluctuation		2,111	(593)	(14)	2,501	4,005
Net increase (decrease) of cash and cash equivalents		(9,152)	(9,177)	37,847	79,517	99,035

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i)	Details of goodwill as of December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Acquisition cost	￦	2,582	97,977
Less: Accumulated impairment		—	—

Carrying book value	￦	2,582	97,977

(ii)	Changes in goodwill for the years ended December 31, 2018 and 2019 are as follows:

		2018
		Beginning	Increase	Decrease	Ending
		In millions of won
Acquisition cost	￦	2,582	—	—	2,582
Less: Accumulated impairment		—	—	—	—
Carrying book value		2,582	—	—	2,582

		2019
		Beginning	Increase	Decrease	Ending
		In millions of won
Acquisition cost	￦	2,582	95,395	—	97,977
Less: Accumulated impairment		—	—	—	—
Carrying book value		2,582	95,395	—	97,977

(8)	Disposals of subsidiaries

The Company has completed liquidation process of KEPCO Singapore Holdings Pte., Ltd., and Korea Electric Power Nigeria Ltd., and is in the process of liquidating Garolim Tidal Power Plant Co., Ltd., as of December 31, 2019.

(i)	The fair value of proceeds from disposal as of December 31, 2017, 2018 and 2019, respectively, are as follows:

		2017	2018	2019
		In millions of won
Consideration received in cash	￦	—	160	4

	￦	—	160	4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(8)	Disposals of subsidiaries, continued

(ii)	The carrying value of assets and liabilities of subsidiaries as of the date the Company lost its control during the years ended December 31, 2017, 2018 and 2019, respectively, are as follows:

		2017	2018	2019
		In millions of won
Assets
Cash and cash equivalents	￦	—	175	97
Trade and other receivables		—	11	—
Other non-financial assets		—	—	1
PP&E and intangible assets		—	—	2
Liabilities
Trade and other payables		—	(28)	(3)
Other non-financial liabilities		—	—	(24)

	￦	—	158	73

(iii)	Gain on disposals of subsidiaries for the years ended December 31, 2017, 2018 and 2019, respectively, are as follows:

		2017	2018	2019
		In millions of won
Fair value of sale price	￦	—	160	4
Net assets disposed		—	(158)	(73)
Non-controlling interests		—	—	—
Realization of unrealized gain		—	70	(187)
Other comprehensive income		—	—	—

Gain (loss) on disposals of subsidiaries(*1)	￦	—	72	(256)

(*1)	Gain (loss) on disposals of subsidiaries is included in the consolidated statements of comprehensive income (loss).

(iv)	Net cash flow from disposals of subsidiaries for the years ended December 31, 2017, 2018 and 2019, respectively, are as follows:

		2017	2018	2019
		In millions of won
Consideration received in cash	￦	—	160	4
Less: cash held by disposed subsidiaries		—	(175)	(97)

Net cash flow	￦	—	(15)	(93)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

16.	Consolidated Subsidiaries, Continued

(9)	Cash dividends received from subsidiaries for the years ended December 31, 2017, 2018 and 2019, respectively, are as follows:

Subsidiaries		2017	2018	2019
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	543,072	281,234	—
Korea South-East Power Co., Ltd.		106,546	33,928	7,143
Korea Midland Power Co., Ltd.		54,305	26,581	—
Korea Western Power Co., Ltd.		66,992	28,996	—
Korea Southern Power Co., Ltd.		60,630	25,780	15,277
Korea East-West Power Co., Ltd.		94,430	61,408	985
KEPCO Engineering & Construction Company, Inc.		2,765	5,531	3,519
KEPCO Plant Service & Engineering Co., Ltd.		15,607	33,739	41,084
KEPCO Nuclear Fuel Co., Ltd.		3,231	1,077	4,219
KEPCO KDN Co., Ltd.		4,352	13,888	19,136
KEPCO International HongKong Ltd.		4,304	23,314	10,243
KEPCO International Philippines Inc.		44,906	52,507	70,480
KEPCO Ilijan Corporation		50,849	53,900	65,776
KEPCO Philippines Holdings Inc.		26,023	—	63,522
KOSEP Australia Pty., Ltd.		—	—	8,120
KOSPO Australia Pty., Ltd.		—	—	4,335
Qatrana Electric Power Company		5,939	6,240	10,313
KEPCO KPS Philippines Corp.		—	—	3,854
Tamra Offshore Wind Power Co., Ltd.		—	—	4,823
KEPCO Netherlands S3 B.V.		—	3,115	874
PT. KOMIPO Pembangkitan Jawa Bali		3,188	20,658	1,971
KEPCO Netherlands J3 B.V.		—	12,090	—
Gyeongju Wind Power Co., Ltd.		—	—	2,800
Energy New Industry Specialized Investment Private Investment Trust		291	—	—
HI Carbon Professional Private Special Asset Investment Trust 1		11	11	11
KOSPO Power Services Limitada		425	993	745
Cogentrix Solar Services, LLC		344	—	—
KEPCO Netherlands B.V.		—	17,424	13,266
PT. Cirebon Power Service		—	382	—
Chitose Solar Power Plant LLC		—	1,986	814

	￦	1,088,210	704,782	353,310

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of December 31, 2018 and 2019 are as follows:

2018
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Associates>
Korea Gas Corporation(*1)	Importing and wholesaling LNG	KOREA	20.47%	￦	94,500	1,701,848
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	21,838
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	40,338
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		48,353	3,465
Gangwon Wind Power Co., Ltd.(*2)	Power generation	KOREA	15.00%		5,725	13,220
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	127,160
Korea Power Exchange(*5)	Management of power market and others	KOREA	100.00%		127,839	251,802
AMEC Partners Korea Ltd.(*3)	Resources development	KOREA	19.00%		707	209
Hyundai Energy Co., Ltd.(*8)	Power generation	KOREA	30.66%		71,070	—
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	5,665
Taeback Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	2,569
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	5,419
Daeryun Power Co., Ltd.(*3)	Power generation	KOREA	9.34%		40,854	26,099
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	8,086
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,337
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	57,558
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	647,010
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	108,628
KNOC Nigerian East Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	31,097
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	511,646
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	114,566
Pioneer Gas Power Limited(*7)	Power generation	INDIA	38.50%		49,831	20,395
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		84,374	77,165
Hadong Mineral Fiber Co., Ltd.(*3)	Recycling fly ashes	KOREA	8.33%		50	—
Green Biomass Co., Ltd.(*10)	Power generation	KOREA	8.80%		714	115
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	365
Samcheok Eco Materials Co., Ltd.(*9)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	8,015
Naepo Green Energy Co., Ltd.	Power generation	KOREA	41.67%		29,200	—
Goseong Green Energy Co., Ltd.(*2)	Power generation	KOREA	1.12%		2,900	2,459
Gangneung Eco Power Co., Ltd.(*2)	Power generation	KOREA	1.61%		2,900	2,495
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	67,600
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	202
Dongducheon Dream Power Co., Ltd.(*14)	Power generation	KOREA	33.61%		148,105	76,386

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2018 and 2019 are as follows, continued:

2018
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
Jinbhuvish Power Generation Pvt. Ltd.(*2)	Power generation	INDIA	5.16%	￦	9,000	—
SE Green Energy Co., Ltd.	Power generation	KOREA	47.76%		3,821	3,366
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	2,002
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		5,580	4,589
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	4,333
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		5,243	12,537
Gunsan Bio Energy Co., Ltd.(*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		2,800	1,593
Ulleungdo Natural Energy Co., Ltd.	Renewable power generation	KOREA	29.85%		8,000	4,628
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	175
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	27.00%		8,910	10,401
Korea Electric Power Corporation Fund(*11)	Developing electric enterprises	KOREA	98.09%		51,500	47,189
Energy Infra Asset Management Co., Ltd.(*3)	Asset management	KOREA	9.90%		297	665
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	17
YaksuESS Co., Ltd	Installing ESS related equipment	KOREA	29.00%		210	460
Nepal Water & Energy Development Company Private Limited(*13)	Construction and operation of utility plant	NEPAL	57.67%		33,577	30,961
Gwangyang Green Energy Co., Ltd.	Power generation	KOREA	20.00%		2,000	1,206
PND solar., Ltd	Power generation	KOREA	29.00%		1,250	1,020
Hyundai Eco Energy Co., Ltd.(*2)	Power generation	KOREA	19.00%		3,610	3,388
YeongGwang Yaksu Wind Electric. Co., Ltd(*2)	Power generation	KOREA	9.63%		533	533

					2,338,421	4,064,820

<Joint ventures>
KEPCO-Uhde Inc.(*6)	Power generation	KOREA	52.80%		11,355	188
Eco Biomass Energy Sdn. Bhd.(*6)	Power generation	MALAYSIA	61.53%		14,439	—
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		44,405	27,251
Shuweihat Asia Operation & Maintenance Company(*6)	Maintenance of utility plant	CAYMAN	55.00%		30	792
Waterbury Lake Uranium L.P.	Resources development	CANADA	34.07%		26,602	19,032
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	21,379
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	15,209
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	1,918
KEPCO SPC Power Corporation(*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	208,306
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	9,981
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	166,162

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2018 and 2019 are as follows, continued:

2018
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%	￦	10,858	39,442
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	105,328
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	5,834
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	239,632
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	7,708
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	4,761
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	240,591
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	515
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,676
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	49.90%		5,190	2,669
Amman Asia Electric Power Company(*6)	Power generation	JORDAN	60.00%		111,476	177,357
KAPES, Inc.(*6)	R&D	KOREA	51.00%		5,629	9,079
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		61,540	19,912
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,860
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	42,505
Yeonggwangbaeksu Wind Power Co., Ltd.(*3)	Power generation	KOREA	15.00%		3,000	2,843
Nghi Son 2 Power LLC	Power generation	VIETNAM	50.00%		2,781	—
Kelar S.A(*6)	Power generation	CHILE	65.00%		78,060	72,824
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		746	7,081
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	579
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		15,370	16,751
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		3,191	1,632
Barakah One Company(*12)	Power generation	UAE	18.00%		118	3,807
Nawah Energy Company(*12)	Operation of utility plant	UAE	18.00%		296	274
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	582
Daegu Green Power Co., Ltd.	Power generation	KOREA	29.00%		46,225	41,110
Yeonggwang Wind Power Co., Ltd.	Power generation	KOREA	41.00%		15,375	15,304
Chester Solar IV SpA(*6)	Power generation	CHILE	81.82%		1,700	1,851
Chester Solar V SpA(*6)	Power generation	CHILE	81.82%		525	474
Diego de Almagro Solar SpA(*6)	Power generation	CHILE	81.82%		2,091	1,663
South Jamaica Power Company Limited	Power generation	JAMAICA	20.00%		16,231	16,124
Daesan Green Energy Co., Ltd.	Power generation	KOREA	35.00%		17,850	17,433
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	51,094
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	38,898
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	41,415
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	5,410
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	1,898

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2018 and 2019 are as follows, continued:

2018
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
Laurel SpA(*6)	Power generation	CHILE	81.82%	￦	1,222	921
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd(*3)	Power generation	AUSTRALIA	12.37%		4,095	3,940
Chile Solar JV SpA	Power generation	CHILE	50.00%		36,654	36,865
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	KOREA	46.58%		8,500	8,508
Cheong-Song Noraesan Wind Power Co., Ltd.	Power generation	KOREA	24.76%		2,073	2,073
Chester Solar I SpA(*6)	Power generation	CHILE	81.82%		1,181	1,181
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	47,903

					1,647,317	1,813,525

				￦	3,985,738	5,878,345

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2018 and 2019 are as follows, continued:

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

(*14)	The effective percentage of ownership is 34.01% considering redeemable convertible preferred stock.

2019
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Associates>
Korea Gas Corporation(*1)	Importing and wholesaling LNG	KOREA	20.47%	￦	94,500	1,693,967
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	25,393
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	39,747
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		48,353	1,411
Gangwon Wind Power Co., Ltd.(*2)	Power generation	KOREA	15.00%		5,725	12,327
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	124,253
Korea Power Exchange(*5)	Management of power market and others	KOREA	100.00%		127,839	258,899
Hyundai Energy Co., Ltd.(*8)	Power generation	KOREA	30.66%		71,070	—
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	7,039
Taeback Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	2,553
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	5,877
Daeryun Power Co., Ltd.(*3)	Power generation	KOREA	9.34%		40,854	26,247
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	8,520
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,382
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	63,583
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	670,896
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	123,425
KNOC Nigerian East Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	29,355
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	445,141
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	115,784
Pioneer Gas Power Limited(*7)	Power generation	INDIA	38.50%		49,831	—
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		87,426	72,935
Hadong Mineral Fiber Co., Ltd.(*3)	Recycling fly ashes	KOREA	8.33%		50	—
Green Biomass Co., Ltd.(*10)	Power generation	KOREA	7.85%		714	108
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	1,438
Samcheok Eco Materials Co., Ltd.(*9)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	6,610
Naepo Green Energy Co., Ltd.	Power generation	KOREA	41.67%		29,200	—
Goseong Green Energy Co., Ltd.(*2)	Power generation	KOREA	1.12%		2,900	2,340

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2018 and 2019 are as follows, continued:

2019
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
Gangneung Eco Power Co., Ltd.(*2)	Power generation	KOREA	1.61%	￦	2,900	2,430
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	66,956
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	215
Dongducheon Dream Power Co., Ltd.(*14)	Power generation	KOREA	33.61%		148,105	76,547
Jinbhuvish Power Generation Pvt. Ltd.(*2)	Power generation	INDIA	5.16%		9,000	—
Daejung Offshore Wind Power Co., Ltd.(*16)	Power generation	KOREA	49.90%		5,190	2,361
GS Donghae Electric Power Co., Ltd.(*16)	Power generation	KOREA	34.00%		204,000	255,983
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	2,060
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		5,243	10,637
Gunsan Bio Energy Co., Ltd.(*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		2,800	1,063
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	—
Korea Electric Power Corporation Fund(*11)	Developing electric enterprises	KOREA	98.09%		51,500	41,126
Energy Infra Asset Management Co., Ltd.(*3)	Asset management	KOREA	9.90%		297	791
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	13
YaksuESS Co., Ltd	Installing ESS related equipment	KOREA	29.00%		210	516
Nepal Water & Energy Development Company Private Limited(*13)	Construction and operation of utility plant	NEPAL	57.76%		35,571	31,145
Gwangyang Green Energy Co., Ltd.	Power generation	KOREA	20.00%		2,000	948
PND solar., Ltd	Power generation	KOREA	29.00%		1,250	1,144
Hyundai Eco Energy Co., Ltd.(*2)	Power generation	KOREA	19.00%		3,610	3,781
YeongGwang Yaksu Wind Electric. Co., Ltd(*2)	Power generation	KOREA	9.63%		533	386
Green Energy Electricity Generation Co., Ltd.	Power generation	KOREA	29.00%		1,189	163
Korea Energy Solutions Co., Ltd.	R & D	KOREA	20.00%		300	259
ITR Co., Ltd.	R & D	KOREA	20.00%		50	33
Structure test network Co., Ltd.	Technical testing and consulting	KOREA	20.00%		25	21
Namjeongsusang Solar Power Operation Co., Ltd.(*18)	Power generation	KOREA	15.00%		969	812
Indeck Niles Development, LLC(*23)	Power generation	USA	50.00%		—	—
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	87
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	KOREA	49.00%		7,105	7,126
Suwon New Power Co., Ltd.	Power generation	KOREA	39.90%		798	798

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2018 and 2019 are as follows, continued:

2019
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
KPGE Inc.	Power generation materials business	KOREA	29.00%	￦	287	287
Gwangbaek Solar Power Investment Co., Ltd.(*21)	Power generation	KOREA	19.00%		2,054	2,054
Goduk Clean Energy Co., Ltd.(*20)	Fuel cell generation	KOREA	61.00%		1,830	1,830

					2,539,956	4,251,802

<Joint ventures>
KEPCO-Uhde Inc.(*6)	Power generation	KOREA	52.80%		11,355	134
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		44,405	18,318
Shuweihat Asia Operation & Maintenance Company(*6)	Maintenance of utility plant	CAYMAN	55.00%		30	1,408
Waterbury Lake Uranium L.P.	Resources development	CANADA	33.48%		26,602	20,562
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	19,376
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	16,248
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,441
KEPCO SPC Power Corporation(*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	214,794
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	8,149
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	185,307
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		10,858	41,024
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	109,096
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	6,879
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	253,607
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	9,052
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	5,045
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	571
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,883
Amman Asia Electric Power Company(*6)	Power generation	JORDAN	60.00%		111,476	192,164
KAPES, Inc.(*6)	R&D	KOREA	51.00%		5,629	10,832
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,375
Jeongam Wind Power Co., Ltd.(*16)	Power generation	KOREA	40.00%		5,580	4,437
Korea Power Engineering Service Co., Ltd.(*16)	Construction and service	KOREA	29.00%		290	4,902
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	34,872
Yeonggwangbaeksu Wind Power Co., Ltd.(*3)	Power generation	KOREA	15.00%		3,000	3,040
Nghi Son 2 Power LLC	Power generation	VIETNAM	50.00%		2,781	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2018 and 2019 are as follows, continued:

2019
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
Kelar S.A(*6)	Power generation	CHILE	65.00%	￦	78,060	70,462
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		26,892	34,327
Incheon New Power Co., Ltd.	Power generation	KOREA	29.00%		461	—
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		15,370	17,342
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		3,191	1,757
Barakah One Company(*12)	Power generation	UAE	18.00%		118	—
Nawah Energy Company(*12)	Operation of utility plant	UAE	18.00%		296	285
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	553
Daegu Green Power Co., Ltd.	Power generation	KOREA	29.00%		46,225	22,824
Yeonggwang Wind Power Co., Ltd.	Power generation	KOREA	46.00%		17,475	17,627
Chester Solar IV SpA	Power generation	CHILE	45.00%		1,700	672
Chester Solar V SpA	Power generation	CHILE	45.00%		525	146
Diego de Almagro Solar SpA	Power generation	CHILE	45.00%		2,091	1,035
South Jamaica Power Company Limited	Power generation	JAMAICA	20.00%		20,521	13,863
Daesan Green Energy Co., Ltd.	Power generation	KOREA	35.00%		17,850	17,182
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	42,070
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	31,156
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	42,916
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	5,602
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	1,966
Laurel SpA	Power generation	CHILE	45.00%		1,222	595
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd(*3)	Power generation	AUSTRALIA	12.37%		4,095	4,024
Chile Solar JV SpA	Power generation	CHILE	50.00%		37,689	34,859
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	KOREA	37.78%		8,500	7,846
Cheong-Song Noraesan Wind Power Co., Ltd.	Power generation	KOREA	29.01%		3,200	3,043
Chester Solar I SpA	Power generation	CHILE	45.00%		1,181	1,157
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	48,930
Saemangeum Solar Power Co., Ltd.(*22)	Power generation	KOREA	81.00%		10,000	8,324
Chungsongmeon BongSan wind power Co., Ltd.	Power generation	KOREA	29.00%		2,900	2,764
Jaeun Resident Wind Power Plant Co., Ltd.	Power generation	KOREA	29.00%		2,494	2,198
DE Energia SpA	Power generation	CHILE	49.00%		8,364	8,665
Dangjin Eco Power Co., Ltd. (newly)(*15)	Power generation	KOREA	34.00%		25,661	25,661
Haemodum Solar Co., Ltd.	Power generation	KOREA	49.00%		2,940	2,940
Yangyang Wind Power Co., Ltd.(*17)	Power generation	KOREA	99.54%		10,800	10,800
HORUS SOLAR, S.A. DE C.V.(*19)	Renewable power generation	MEXICO	14.95%		3,403	3,403

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2018 and 2019 are as follows, continued:

2019
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.(*19)	Renewable power generation	MEXICO	14.95%	￦	672	672
SUNMEX RENOVABLES, S.A. DE C.V.(*19)	Renewable power generation	MEXICO	14.95%		222	222
Stavro Holding II AB	Holding company	SWEDEN	20.00%		5,524	5,625

					1,475,696	1,663,029

				￦	4,015,652	5,914,831

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.

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

(*5)

The effective percentage of ownership is 100%. However, the Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. The Company can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

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

(*8)

As of December 31, 2019, 15.64% of ownership of Hyundai Energy Co., Ltd. is held by NH Power ll Co., Ltd. and NH Bank. According to the shareholders’ agreement reached on March 2011, not only does the Company have a call option to acquire the investment in Hyundai Energy Co., Ltd. from NH Power ll Co., Ltd. and NH Bank with a certain rate of return, NH Power ll Co., Ltd. and NH Bank also have put options to dispose of their investment to the Company. In connection with this agreement, the Company applied the equity method on the investment in Hyundai Energy Co., Ltd. with 46.30% of ownership.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2018 and 2019 are as follows, continued:

(*14)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.

(*15)

Eumseong Natural Gas Power Co., Ltd. and Dangjin Eco Solar Power Co., Ltd. were established by spin-off from Dangjin Eco Power Co., Ltd. After the spin-off, Eumseong Natural Gas Power Co., Ltd. was merged and absorbed by the Company during December 2019.

(*16)

Daejung Offshore Wind Power Co., Ltd. and GS Donghae Electric Power Co., Ltd. are reclassified from joint ventures to associates, and Jeongam Wind Power Co., Ltd. and Korea Power Engineering Service Co., Ltd. are reclassified from associates to joint ventures during the year ended December 31, 2019.

(*17)

The temporary percentage of ownership is more than 50% due to differences in the timing of the payment. The Company is expected to exert significant influence after payment is completed in the first quarter of 2020.

(*18)

The effective percentage of ownership is less than 20%. However, the Company considers the major decision-making body to be the general decision of the board of directors, and the general decision of the board of directors can be passed only by two directors. For this reason, the entities are classified as an associate.

(*19)

The effective percentage of ownership is less than 20%. However, according to the shareholders’ agreement, decisions on the major activities must be agreed to by all ownership parties. For this reason, the entities are classified as joint ventures.

(*20)

The effective percentage of ownership is 61%. However, it seems the Company doesn’t have power on the Goduk Clean Energy Co., Ltd. due to its proportion to make decisions, which is less than 50%. The Company can exercise significant influence on the entity by participating in the board of directors and others. Therefore, the entity is classified as an associate.

(*21)

The effective percentage of ownership is less than 20%. However, the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*22)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all operation related decisions must be agreed by all ownership parties. For this reason, the entity is classified as a joint venture.

(*23)

Although the investment amount is not paid as of December 31, 2019, the Company has an investment agreement on 50% of the interests. the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of December 31, 2018 and 2019 are as follows:

Investees		2018	2019
		In millions of won
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	￦	33,609	33,089
Korea Gas Corporation(*)		910,980	715,365
YTN Co., Ltd.		18,900	18,450
SPC Power Corporation		72,710	117,230
PT. Bayan Resources TBK		1,017,601	880,860

(*)

An indicator of impairment has been identified for the Company’s investment in Korea Gas Corporation (‘‘KOGAS’’) for the years ended December 31, 2018 and 2019 as management determined that the carrying amount of the investment in KOGAS at ￦1,701,848 million and ￦1,693,967 million respectively were significantly higher than its fair value. Accordingly, management has assessed the recoverable amount of the investment by estimating the Company’s share of the present value of the estimated future cash flows expected to be generated by KOGAS. The

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of December 31, 2018 and 2019 are as follows, continued:

carrying amount of KOGAS as at December 31, 2018 and 2019 are supported by the recoverable amount determination and as such, no impairment has been recognized for the years ended December 31, 2018 and 2019.

The recoverable amount estimate is most sensitive to assumptions regarding long-term revenue forecasts as well as the discount rate:

•	Revenue forecasts: price and volume of gas sold are based on the long-term natural gas supply and demand programs approved by the Ministry of Trade, Industry & Energy.

•

Discount rate: the discount rate is derived using the weighted average cost of capital methodology adjusted for any risks that are not reflected in the underlying cash flows. A real post-tax discount rate of 4.80% and 4.70% was applied to post-tax cash flows respectively as at December 31, 2018 and 2019.

Changes in circumstances may affect the assumptions used to determine recoverable amount and could result in an impairment of KOGAS at future reporting dates.

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2018 and 2019 are as follows:

2018
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Korea Gas Corporation	￦	1,618,868	—	—	—	107,952	(24,843)	(129)	1,701,848
Korea Electric Power Industrial Development Co., Ltd.		21,838	—	—	(1,872)	2,584	(102)	(610)	21,838
YTN Co., Ltd.		40,606	—	—	(180)	545	(186)	(447)	40,338
Cheongna Energy Co., Ltd.		8,337	—	—	—	(4,872)	—	—	3,465
Gangwon Wind Power Co., Ltd.		13,855	—	—	(2,272)	1,637	—	—	13,220
Hyundai Green Power Co., Ltd.		114,806	—	—	(8,889)	21,243	—	—	127,160
Korea Power Exchange		237,631	—	—	—	16,031	—	(1,860)	251,802
AMEC Partners Korea Ltd.		215	—	—	—	(6)	—	—	209
Hyundai Energy Co., Ltd.		—	—	—	—	—	—	—	—
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,319	—	—	(196)	542	—	—	5,665
Taeback Guinemi Wind Power Co., Ltd.		3,089	—	—	—	(520)	—	—	2,569
Pyeongchang Wind Power Co., Ltd.		4,136	—	—	—	1,283	—	—	5,419
Daeryun Power Co., Ltd.(*5)		25,113	—	—	—	(189)	184	991	26,099
Changjuk Wind Power Co., Ltd.		7,515	—	—	(416)	987	—	—	8,086
KNH Solar Co., Ltd.		2,218	—	—	—	119	—	—	2,337
SPC Power Corporation		52,283	—	—	(9,549)	4,235	10,578	11	57,558
Gemeng International Energy Co., Ltd.		649,973	—	—	(11,246)	15,156	(6,873)	—	647,010
PT. Cirebon Electric Power		97,410	—	—	(4,432)	9,385	6,265	—	108,628
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	2,615	(471)	(2,144)	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	2,342	(414)	(1,928)	—
PT Wampu Electric Power		29,403	—	—	—	408	1,286	—	31,097
PT. Bayan Resources TBK		451,831	—	—	(33,651)	74,776	18,690	—	511,646

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2018 and 2019 are as follows, continued:

2018
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
S-Power Co., Ltd.	￦	116,945	—	—	—	(2,326)	—	(53)	114,566
Pioneer Gas Power Limited		38,659	—	—	—	(17,684)	(580)	—	20,395
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		61,779	12,893	—	—	(479)	2,972	—	77,165
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
Green Biomass Co., Ltd.		208	—	—	—	(93)	—	—	115
PT. Mutiara Jawa		—	—	—	—	349	16	—	365
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		2,067	—	—	—	5,687	—	261	8,015
Naepo Green Energy Co., Ltd.(*4)		20,598	—	—	—	(13,511)	—	(7,087)	—
Goseong Green Energy Co., Ltd.		2,597	—	—	—	(138)	—	—	2,459
Gangneung Eco Power Co., Ltd.		2,583	—	—	—	(88)	—	—	2,495
Shin Pyeongtaek Power Co., Ltd.		34,903	28,080	—	—	(2,946)	6,673	890	67,600
Heang Bok Do Si Photovoltaic Power Co., Ltd.		187	—	—	—	15	—	—	202
Dongducheon Dream Power Co., Ltd.		53,233	36,971	—	—	(13,824)	—	6	76,386
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
SE Green Energy Co., Ltd.		3,476	—	—	—	(110)	—	—	3,366
Daegu Photovoltaic Co., Ltd.		1,718	—	—	(128)	412	—	—	2,002
Jeongam Wind Power Co., Ltd.		3,763	—	—	—	826	—	—	4,589
Korea Power Engineering Service Co., Ltd.		3,659	—	—	(218)	929	—	(37)	4,333
Busan Green Energy Co., Ltd.		7,363	—	—	—	5,037	—	137	12,537
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		1,749	196	—	—	(352)	—	—	1,593
Ulleungdo Natural Energy Co., Ltd.		6,370	—	—	—	(1,749)	—	7	4,628
Korea Nuclear Partners Co., Ltd.		383	—	—	—	(208)	—	—	175
Tamra Offshore Wind Power Co., Ltd.		8,560	—	—	—	1,841	—	—	10,401
Korea Electric Power Corporation Fund		47,974	—	—	—	(505)	(280)	—	47,189
Energy Infra Asset Management Co., Ltd.		476	—	—	—	189	—	—	665
Daegu clean Energy Co., Ltd.		11	—	—	—	6	—	—	17
YaksuESS Co., Ltd		194	—	—	—	266	—	—	460
Nepal Water & Energy Development Company Private Limited		30,498	—	—	—	(770)	1,233	—	30,961
Gwangyang Green Energy Co., Ltd.		1,772	—	—	—	(566)	—	—	1,206
PND solar., Ltd		1,250	—	—	—	(230)	—	—	1,020
Hyundai Eco Energy Co., Ltd.		—	3,610	—	—	(222)	—	—	3,388
YeongGwang Yaksu Wind Electric. Co., Ltd		—	533	—	—	—	—	—	533

		3,837,421	82,283	—	(73,049)	216,009	14,148	(11,992)	4,064,820

<Joint ventures>
KEPCO-Uhde Inc.		258	—	—	—	(70)	—	—	188
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2018 and 2019 are as follows, continued:

2018
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Datang Chaoyang Renewable Power Co., Ltd.(*3)	￦	27,262	—	—	—	743	1,009	(29,014)	—
Shuweihat Asia Power Investment B.V.		15,675	—	(1,632)	(499)	3,075	10,632	—	27,251
Shuweihat Asia Operation & Maintenance Company		663	—	—	(859)	946	42	—	792
Waterbury Lake Uranium L.P.		19,781	—	—	—	(3)	(746)	—	19,032
ASM-BG Investicii AD		21,202	—	—	(1,039)	2,236	(1,020)	—	21,379
RES Technology AD		14,375	—	—	—	812	22	—	15,209
KV Holdings, Inc.		1,918	—	—	(735)	772	(37)	—	1,918
KEPCO SPC Power Corporation		217,094	—	—	(41,601)	44,909	(12,092)	(4)	208,306
Gansu Datang Yumen Wind Power Co., Ltd.		10,840	—	—	—	(818)	(41)	—	9,981
Datang Chifeng Renewable Power Co., Ltd.		171,055	—	—	(18,859)	14,808	(842)	—	166,162
Datang KEPCO Chaoyang Renewable Power Co., Ltd.(*3)		11,060	—	—	—	582	(1,214)	29,014	39,442
Rabigh Electricity Company		99,356	—	—	(29,067)	13,305	22,371	(637)	105,328
Rabigh Operation & Maintenance Company Limited		3,987	—	—	(1,147)	2,820	174	—	5,834
Jamaica Public Service Company Limited		221,153	—	—	(4,472)	13,099	9,852	—	239,632
KW Nuclear Components Co., Ltd.		6,703	—	—	(208)	1,213	—	—	7,708
Busan Shinho Solar Power Co., Ltd.		4,346	—	—	(340)	755	—	—	4,761
GS Donghae Electric Power Co., Ltd.		220,727	—	—	—	20,061	—	(197)	240,591
Global Trade Of Power System Co., Ltd.		577	—	—	—	(62)	—	—	515
Expressway Solar-light Power Generation Co., Ltd.		2,463	—	—	—	213	—	—	2,676
KODE NOVUS I LLC(*1)		—	—	—	—	—	1,374	(1,374)	—
KODE NOVUS II LLC(*2)		—	—	—	—	—	810	(810)	—
Daejung Offshore Wind Power Co., Ltd.		2,969	—	—	—	(300)	—	—	2,669
Amman Asia Electric Power Company		145,676	—	—	—	19,604	12,077	—	177,357
KAPES, Inc.		7,476	—	—	—	1,543	—	60	9,079
Dangjin Eco Power Co., Ltd.		57,928	—	—	—	(38,042)	(65)	91	19,912
Honam Wind Power Co., Ltd.		4,302	—	—	(348)	906	—	—	4,860
Chun-cheon Energy Co., Ltd.		48,118	—	—	—	(5,613)	—	—	42,505
Yeonggwangbaeksu Wind Power Co., Ltd.		2,734	—	—	—	109	—	—	2,843
Nghi Son 2 Power LLC		183	—	—	—	2,657	(2,840)	—	—
Kelar S.A		67,233	—	—	—	2,732	2,859	—	72,824
PT. Tanjung Power Indonesia		1,776	—	—	—	3,373	1,928	4	7,081
Incheon New Power Co., Ltd.		619	—	—	(41)	1	—	—	579
Seokmun Energy Co., Ltd.		13,786	—	—	—	2,965	—	—	16,751
Daehan Wind Power PSC		—	2,288	—	—	(1,311)	37	618	1,632
Barakah One Company		626	—	—	—	2,162	1,019	—	3,807
Nawah Energy Company		258	—	—	—	4	12	—	274
MOMENTUM		391	—	—	—	195	(4)	—	582

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2018 and 2019 are as follows, continued:

2018
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Daegu Green Power Co., Ltd.	￦	42,391	—	—	—	(1,283)	—	2	41,110
Yeonggwang Wind Power Co., Ltd.		15,294	—	—	—	10	—	—	15,304
Chester Solar IV SpA		1,700	—	—	—	301	(150)	—	1,851
Chester Solar V SpA		525	—	—	—	(21)	(30)	—	474
Diego de Almagro Solar SpA		2,091	—	—	—	(299)	(129)	—	1,663
South Jamaica Power Company Limited		6,704	9,141	—	—	(184)	463	—	16,124
Daesan Green Energy Co., Ltd.		—	17,850	—	—	(417)	—	—	17,433
RE Holiday Holdings LLC		—	42,948	—	(112)	8,055	203	—	51,094
RE Pioneer Holdings LLC		—	27,891	—	(979)	11,585	401	—	38,898
RE Barren Ridge 1 Holdings LLC		—	28,021	—	(1,114)	13,994	514	—	41,415
RE Astoria 2 LandCo LLC		—	5,188	—	(504)	866	(140)	—	5,410
RE Barren Ridge LandCo LLC		—	2,187	—	(202)	(25)	(62)	—	1,898
Laurel SpA		—	1,222	—	—	(309)	8	—	921
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		—	4,095	—	—	(23)	(132)	—	3,940
Chile Solar JV SpA		—	36,654	—	—	4,453	(5,278)	1,036	36,865
Taebaek Gadeoksan Wind Power Co., Ltd.		—	8,500	—	—	8	—	—	8,508
Cheong-Song Noraesan Wind Power Co., Ltd.		—	2,073	—	—	—	—	—	2,073
Chester Solar I SpA		—	1,181	—	—	—	—	—	1,181
Solar Philippines Calatagan Corporation		—	47,903	—	—	—	—	—	47,903

		1,493,275	237,142	(1,632)	(102,126)	147,092	40,985	(1,211)	1,813,525

	￦	5,330,696	319,425	(1,632)	(175,175)	363,101	55,133	(13,203)	5,878,345

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2018 and 2019 are as follows, continued:

2019
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Korea Gas Corporation	￦	1,701,848	—	—	(25,704)	8,511	12,687	(3,375)	1,693,967
Korea Electric Power Industrial Development Co., Ltd.		21,838	—	—	(1,598)	5,002	—	151	25,393
YTN Co., Ltd.		40,338	—	—	(180)	(449)	5	33	39,747
Cheongna Energy Co., Ltd.		3,465	—	—	—	(2,054)	—	—	1,411
Gangwon Wind Power Co., Ltd.		13,220	—	—	(2,272)	1,379	—	—	12,327
Hyundai Green Power Co., Ltd.		127,160	—	—	(8,889)	5,982	—	—	124,253
Korea Power Exchange		251,802	—	—	—	10,907	—	(3,810)	258,899
AMEC Partners Korea Ltd.		209	—	—	—	—	3	(212)	—
Hyundai Energy Co., Ltd.		—	—	—	—	—	—	—	—
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,665	—	—	—	1,374	—	—	7,039
Taeback Guinemi Wind Power Co., Ltd.		2,569	—	—	—	(16)	—	—	2,553
Pyeongchang Wind Power Co., Ltd.		5,419	—	—	—	458	—	—	5,877
Daeryun Power Co., Ltd.		26,099	—	—	—	173	—	(25)	26,247
Changjuk Wind Power Co., Ltd.		8,086	—	—	—	434	—	—	8,520
KNH Solar Co., Ltd.		2,337	—	—	—	45	—	—	2,382
SPC Power Corporation		57,558	—	—	(14,229)	5,929	14,286	39	63,583
Gemeng International Energy Co., Ltd.		647,010	—	—	(11,468)	26,300	9,209	(155)	670,896
PT. Cirebon Electric Power		108,628	—	—	—	11,079	(65)	3,783	123,425
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(27)	(380)	407	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(29)	(349)	378	—
PT Wampu Electric Power		31,097	—	—	—	(2,867)	2	1,123	29,355
PT. Bayan Resources TBK		511,646	—	—	(71,100)	6,181	(1,586)	—	445,141
S-Power Co., Ltd.		114,566	—	—	—	1,218	—	—	115,784
Pioneer Gas Power Limited		20,395	—	—	—	(20,784)	389	—	—
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		77,165	3,052	—	—	(10,210)	2,928	—	72,935
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
Green Biomass Co., Ltd.		115	—	—	—	(73)	—	66	108
PT. Mutiara Jawa		365	—	—	—	1,031	42	—	1,438
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		8,015	—	—	—	(1,395)	—	(10)	6,610
Naepo Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Goseong Green Energy Co., Ltd.		2,459	—	—	—	(119)	—	—	2,340
Gangneung Eco Power Co., Ltd.		2,495	—	—	—	(65)	—	—	2,430
Shin Pyeongtaek Power Co., Ltd.		67,600	—	—	—	(827)	198	(15)	66,956
Heang Bok Do Si Photovoltaic Power Co., Ltd.		202	—	—	—	13	—	—	215
Dongducheon Dream Power Co., Ltd.		76,386	—	—	—	441	—	(280)	76,547
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2018 and 2019 are as follows, continued:

2019
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Daejung Offshore Wind Power Co., Ltd.	￦	—	—	—	—	—	—	2,361	2,361
GS Donghae Electric Power Co., Ltd.		—	—	—	—	—	—	255,983	255,983
SE Green Energy Co., Ltd.		3,366	—	—	—	—	(75)	(3,291)	—
Daegu Photovoltaic Co., Ltd.		2,002	—	—	(327)	385	—	—	2,060
Jeongam Wind Power Co., Ltd.		4,589	—	—	—	(152)	—	(4,437)	—
Korea Power Engineering Service Co., Ltd.		4,333	—	—	—	508	—	(4,841)	—
Busan Green Energy Co., Ltd.		12,537	—	—	—	(1,884)	—	(16)	10,637
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		1,593	—	—	—	(515)	—	(15)	1,063
Ulleungdo Natural Energy Co., Ltd.		4,628	—	—	—	(1)	—	(4,627)	—
Korea Nuclear Partners Co., Ltd.(*1)		175	—	—	—	(79)	—	(96)	—
Tamra Offshore Wind Power Co., Ltd.		10,401	—	—	—	—	—	(10,401)	—
Korea Electric Power Corporation Fund		47,189	—	—	—	(6,931)	868	—	41,126
Energy Infra Asset Management Co., Ltd.		665	—	—	—	126	—	—	791
Daegu clean Energy Co., Ltd.		17	—	—	—	(4)	—	—	13
YaksuESS Co., Ltd		460	—	—	—	56	—	—	516
Nepal Water & Energy Development Company Private Limited		30,961	—	—	—	(854)	1,038	—	31,145
Gwangyang Green Energy Co., Ltd.		1,206	—	—	—	(258)	—	—	948
PND solar., Ltd		1,020	—	—	—	124	—	—	1,144
Hyundai Eco Energy Co., Ltd.		3,388	—	—	—	393	—	—	3,781
YeongGwang Yaksu Wind Electric. Co., Ltd		533	—	—	—	(147)	—	—	386
Green Energy Electricity Generation Co., Ltd.		—	1,189	—	—	(1,026)	—	—	163
Korea Energy Solutions Co., Ltd.		—	300	—	—	(41)	—	—	259
ITR Co., Ltd.		—	50	—	—	(17)	—	—	33
Structure test network Co., Ltd.		—	25	—	—	(4)	—	—	21
Namjeongsusang Solar Power Operation Co., Ltd.		—	969	—	—	(157)	—	—	812
Indeck Niles Development, LLC		—	—	—	—	—	—	—	—
Indeck Niles Asset Management, LLC		—	—	—	(245)	333	(1)	—	87
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		—	7,105	—	—	21	—	—	7,126
Suwon New Power Co., Ltd.		—	798	—	—	—	—	—	798
KPGE Inc.		—	287	—	—	—	—	—	287
Gwangbaek Solar Power Investment Co., Ltd.		—	2,054	—	—	—	—	—	2,054
Goduk Clean Energy Co., Ltd.		—	1,830	—	—	—	—	—	1,830

	￦	4,064,820	17,659	—	(136,012)	37,418	39,199	228,718	4,251,802

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2018 and 2019 are as follows, continued:

2019
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Joint ventures>
KEPCO-Uhde Inc.	￦	188	—	—	—	(54)	—	—	134
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Shuweihat Asia Power Investment B.V.		27,251	—	—	(2,176)	5,288	(12,045)	—	18,318
Shuweihat Asia Operation & Maintenance Company		792	—	—	(907)	1,040	(1)	484	1,408
Waterbury Lake Uranium L.P.		19,032	—	—	—	22	1,508	—	20,562
ASM-BG Investicii AD		21,379	—	—	(4,760)	2,442	315	—	19,376
RES Technology AD		15,209	—	—	—	963	76	—	16,248
KV Holdings, Inc.		1,918	—	—	(372)	751	144	—	2,441
KEPCO SPC Power Corporation		208,306	—	—	(45,349)	48,043	3,781	13	214,794
Gansu Datang Yumen Wind Power Co., Ltd.		9,981	—	—	—	(2,050)	218	—	8,149
Datang Chifeng Renewable Power Co., Ltd.		166,162	—	—	—	16,325	2,820	—	185,307
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		39,442	—	—	—	875	707	—	41,024
Rabigh Electricity Company		105,328	—	—	—	4,355	(1,734)	1,147	109,096
Rabigh Operation & Maintenance Company Limited		5,834	—	—	(2,222)	3,070	197	—	6,879
Jamaica Public Service Company Limited		239,632	—	—	(4,631)	10,166	8,440	—	253,607
KW Nuclear Components Co., Ltd.		7,708	—	—	(208)	1,552	—	—	9,052
Busan Shinho Solar Power Co., Ltd.		4,761	—	—	(430)	714	—	—	5,045
GS Donghae Electric Power Co., Ltd.		240,591	—	—	(10,200)	25,787	—	(256,178)	—
Global Trade Of Power System Co., Ltd.		515	—	—	—	56	—	—	571
Expressway Solar-light Power Generation Co., Ltd.		2,676	—	—	—	207	—	—	2,883
Daejung Offshore Wind Power Co., Ltd.		2,669	—	—	—	(308)	—	(2,361)	—
Amman Asia Electric Power Company		177,357	—	—	—	20,648	(5,841)	—	192,164
KAPES, Inc.		9,079	—	—	—	1,767	—	(14)	10,832
Dangjin Eco Power Co., Ltd.		19,912	—	(5,359)	—	(657)	16	(13,912)	—
Honam Wind Power Co., Ltd.		4,860	—	—	(587)	102	—	—	4,375
Jeongam Wind Power Co., Ltd.		—	—	—	—	—	—	4,437	4,437
Korea Power Engineering Service Co., Ltd.		—	—	—	—	—	—	4,902	4,902
Chun-cheon Energy Co., Ltd.(*3)		42,505	—	—	—	(7,385)	—	(248)	34,872
Yeonggwangbaeksu Wind Power Co., Ltd.		2,843	—	—	—	197	—	—	3,040
Nghi Son 2 Power LLC		—	—	—	—	—	—	—	—
Kelar S.A		72,824	—	—	—	3,435	(8,416)	2,619	70,462
PT. Tanjung Power Indonesia		7,081	26,146	—	—	5,601	(4,489)	(12)	34,327
Incheon New Power Co., Ltd.(*4)		579	—	—	—	(232)	—	(347)	—
Seokmun Energy Co., Ltd.		16,751	—	—	—	591	—	—	17,342

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2018 and 2019 are as follows, continued:

2019
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Daehan Wind Power PSC	￦	1,632	—	—	—	66	59	—	1,757
Barakah One Company		3,807	—	—	—	(2,668)	(1,139)	—	—
Nawah Energy Company		274	—	—	—	—	11	—	285
MOMENTUM		582	—	—	(411)	380	2	—	553
Daegu Green Power Co., Ltd.(*2)		41,110	—	—	—	3,599	—	(21,885)	22,824
Yeonggwang Wind Power Co., Ltd.		15,304	2,100	—	—	223	—	—	17,627
Chester Solar IV SpA		1,851	—	—	—	(1,746)	(55)	622	672
Chester Solar V SpA		474	—	—	—	(619)	(6)	297	146
Diego de Almagro Solar SpA		1,663	—	—	—	(1,014)	(86)	472	1,035
South Jamaica Power Company Limited		16,124	4,290	—	—	(7,131)	580	—	13,863
Daesan Green Energy Co., Ltd.		17,433	—	—	—	(251)	—	—	17,182
RE Holiday Holdings LLC		51,094	—	—	—	(6,525)	(2,500)	1	42,070
RE Pioneer Holdings LLC		38,898	—	—	(939)	(5,507)	(1,296)	—	31,156
RE Barren Ridge 1 Holdings LLC		41,415	—	—	(1,152)	4,609	(1,957)	1	42,916
RE Astoria 2 LandCo LLC		5,410	—	—	(430)	430	192	—	5,602
RE Barren Ridge LandCo LLC		1,898	—	—	(194)	172	90	—	1,966
Laurel SpA		921	—	—	—	(665)	(82)	421	595
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		3,940	—	—	—	(28)	112	—	4,024
Chile Solar JV SpA		36,865	—	—	—	842	(2,849)	1	34,859
Taebaek Gadeoksan Wind Power Co., Ltd.		8,508	—	—	—	(651)	(9)	(2)	7,846
Cheong-Song Noraesan Wind Power Co., Ltd.		2,073	1,127	—	—	(153)	(4)	—	3,043
Chester Solar I SpA		1,181	—	—	—	(112)	(79)	167	1,157
Solar Philippines Calatagan Corporation		47,903	—	—	(4,633)	4,305	1,355	—	48,930
Saemangeum Solar Power Co., Ltd.		—	10,000	—	—	(1,676)	—	—	8,324
Chungsongmeon BongSan wind power Co., Ltd.		—	2,900	—	—	(136)	—	—	2,764
Jaeun Resident Wind Power Plant Co., Ltd		—	2,494	—	—	(296)	—	—	2,198
DE Energia SpA		—	8,364	—	—	647	(346)	—	8,665
Eumseong Natural Gas Power Co., Ltd.		—	—	—	—	—	—	—	—
Dangjin Eco Power Co., Ltd. (newly)		—	9,180	—	—	—	—	16,481	25,661
Haemodum Solar Co., Ltd.		—	2,940	—	—	—	—	—	2,940
Yangyang Wind Power Co., Ltd.		—	10,800	—	—	—	—	—	10,800
HORUS SOLAR, S.A. DE C.V.		—	3,403	—	—	—	—	—	3,403
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		—	672	—	—	—	—	—	672
SUNMEX RENOVABLES, S.A. DE C.V.		—	222	—	—	—	—	—	222
Stavro Holding II AB		—	5,524	—	—	(4)	122	(17)	5,625

		1,813,525	90,162	(5,359)	(79,601)	129,402	(22,189)	(262,911)	1,663,029

	￦	5,878,345	107,821	(5,359)	(215,613)	166,820	17,010	(34,193)	5,914,831

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2018 and 2019 are as follows, continued:

(*1)

It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ￦96 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2019.

(*2)

It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ￦21,827 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2019.

(*3)

It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ￦248 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2019.

(*4)

It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ￦347 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2019.

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2018 and 2019 are as follows:

2018
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
Korea Gas Corporation(*1)	￦	39,689,692	31,186,488	26,185,038	523,480
Korea Electric Power Industrial Development Co., Ltd.		144,425	69,123	325,694	9,987
YTN Co., Ltd.		286,964	98,682	132,382	1,587
Cheongna Energy Co., Ltd.		431,234	428,921	64,594	(11,110)
Gangwon Wind Power Co., Ltd.		89,614	1,805	25,407	10,926
Hyundai Green Power Co., Ltd.		1,127,220	688,738	501,798	66,925
Korea Power Exchange		304,318	52,516	108,571	16,031
AMEC Partners Korea Ltd.		1,113	14	—	(26)
Hyundai Energy Co., Ltd.		470,818	527,590	101,998	(33,947)
Ecollite Co., Ltd.		1,944	312	—	(68)
Taebaek Wind Power Co., Ltd.		36,986	14,325	8,233	2,170
Taeback Guinemi Wind Power Co., Ltd.		10,929	653	—	(2,082)
Pyeongchang Wind Power Co., Ltd.		82,038	60,362	12,615	4,249
Daeryun Power Co., Ltd.		798,569	510,358	62,252	(4,958)
Changjuk Wind Power Co., Ltd.		33,148	6,194	7,929	3,291
KNH Solar Co., Ltd.		22,598	13,942	3,586	439
SPC Power Corporation		225,599	16,819	50,317	37,355
Gemeng International Energy Co., Ltd.		7,155,937	4,420,561	1,921,367	120,558
PT. Cirebon Electric Power		876,069	481,061	274,962	33,144
KNOC Nigerian East Oil Co., Ltd.		78,841	152,017	—	(398)
KNOC Nigerian West Oil Co., Ltd.		70,437	137,663	—	(400)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2018 and 2019 are as follows, continued:

2018
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
PT Wampu Electric Power	￦	223,009	155,406	13,463	4,624
PT. Bayan Resources TBK		1,388,199	566,890	1,707,387	521,666
S-Power Co., Ltd.		825,354	588,022	551,378	(6,185)
Pioneer Gas Power Limited		311,742	316,810	—	(45,934)
Eurasia Energy Holdings		572	1,020	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,015,013	702,187	—	(1,214)
Hadong Mineral Fiber Co., Ltd.		203	231	—	—
Green Biomass Co., Ltd.		4,411	3,107	909	(1,057)
PT. Mutiara Jawa		24,022	22,763	14,393	3,917
Samcheok Eco Materials Co., Ltd.		24,391	2,921	4,135	(1,836)
Noeul Green Energy Co., Ltd.		147,886	120,249	58,686	19,453
Naepo Green Energy Co., Ltd.		93,194	76,190	6,459	(6,623)
Goseong Green Energy Co., Ltd.		1,891,662	1,659,415	—	(7,323)
Gangneung Eco Power Co., Ltd.		813,938	651,621	—	(4,194)
Shin Pyeongtaek Power Co., Ltd.		674,100	511,582	—	682
Heang Bok Do Si Photovoltaic Power Co., Ltd.		2,630	1,915	455	52
Dongducheon Dream Power Co., Ltd.		1,512,510	1,244,178	828,430	(22,864)
Jinbhuvish Power Generation Pvt. Ltd.		63,163	13,044	—	—
SE Green Energy Co., Ltd.		7,048	—	—	(230)
Daegu Photovoltaic Co., Ltd.		16,828	9,923	3,695	1,645
Jeongam Wind Power Co., Ltd.		93,444	81,971	1,559	2,154
Korea Power Engineering Service Co., Ltd.		18,609	3,666	20,809	3,207
Busan Green Energy Co., Ltd.		195,227	151,995	77,011	17,370
Gunsan Bio Energy Co., Ltd.		8,990	20,660	—	(4,420)
Korea Electric Vehicle Charging Service		15,019	9,328	8,615	(1,056)
Ulleungdo Natural Energy Co., Ltd.		17,134	1,625	—	(5,855)
Korea Nuclear Partners Co., Ltd.		615	12	80	(707)
Tamra Offshore Wind Power Co., Ltd.		170,238	131,717	21,701	4,077
Korea Electric Power Corporation Fund		48,280	176	1,315	(649)
Energy Infra Asset Management Co., Ltd.		7,225	507	5,757	2,193
Daegu clean Energy Co., Ltd.		389	328	—	(190)
YaksuESS Co., Ltd		7,525	5,944	2,094	1,259
Nepal Water & Energy Development Company Private Limited		55,453	4,249	—	(984)
Gwangyang Green Energy Co., Ltd.		29,234	23,293	—	(2,831)
PND solar., Ltd		42,283	39,297	1,094	(795)
Hyundai Eco Energy Co., Ltd.		165,555	148,852	—	(2,193)
YeongGwang Yaksu Wind Electric. Co., Ltd		46,027	43,606	7,604	(493)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2018 and 2019 are as follows, continued:

2018
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Joint ventures>
KEPCO-Uhde Inc.	￦	403	34	18	(139)
Eco Biomass Energy Sdn. Bhd.		—	—	—	—
Shuweihat Asia Power Investment B.V.		55,614	—	—	(187)
Shuweihat Asia Operation & Maintenance Company		1,472	31	2,391	1,719
Waterbury Lake Uranium L.P.		55,933	64	—	—
ASM-BG Investicii AD		84,924	42,166	12,745	4,406
RES Technology AD		69,609	39,192	7,879	1,567
KV Holdings, Inc.		4,795	—	8	1,257
KEPCO SPC Power Corporation		312,093	35,091	184,046	59,543
Gansu Datang Yumen Wind Power Co., Ltd.		79,354	54,402	8,323	(2,046)
Datang Chifeng Renewable Power Co., Ltd.		751,551	336,024	117,270	37,159
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		190,951	92,347	18,824	2,557
Rabigh Electricity Company		2,448,690	2,003,050	274,184	38,789
Rabigh Operation & Maintenance Company Limited		26,172	11,587	26,387	7,173
Jamaica Public Service Company Limited		1,396,421	827,837	992,677	32,507
KW Nuclear Components Co., Ltd.		24,598	7,077	6,031	2,543
Busan Shinho Solar Power Co., Ltd.		45,538	26,494	7,901	3,018
GS Donghae Electric Power Co., Ltd.		2,259,129	1,551,509	787,425	58,976
Global Trade Of Power System Co., Ltd.		2,039	263	1,368	(134)
Expressway Solar-light Power Generation Co., Ltd.		18,443	9,215	2,986	692
Daejung Offshore Wind Power Co., Ltd.		6,440	1,091	—	(590)
Amman Asia Electric Power Company		792,532	496,791	23,676	32,674
KAPES, Inc.		82,494	64,691	57,047	4,710
Dangjin Eco Power Co., Ltd.		51,125	260	—	(111,789)
Honam Wind Power Co., Ltd.		43,713	27,066	7,700	3,122
Chun-cheon Energy Co., Ltd.		666,050	523,904	320,950	(19,133)
Yeonggwangbaeksu Wind Power Co., Ltd.		99,368	80,450	11,366	734
Nghi Son 2 Power LLC		477,947	561,266	144,381	8,979
Kelar S.A		626,206	518,135	87,507	8,587
PT. Tanjung Power Indonesia		505,551	485,321	109,029	9,717
Incheon New Power Co., Ltd.		6,559	4,563	2,687	3
Seokmun Energy Co., Ltd.		253,544	195,782	50,052	10,224
Daehan Wind Power PSC		33,081	29,817	—	(1,799)
Barakah One Company		21,480,187	21,459,035	—	(3,062)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2018 and 2019 are as follows, continued:

2018
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Nawah Energy Company	￦	70,386	68,864	—	—
MOMENTUM		7,476	5,730	16,933	520
Daegu Green Power Co., Ltd.		591,263	523,972	291,734	(4,424)
Yeonggwang Wind Power Co., Ltd.		255,777	219,013	—	(145)
Chester Solar IV SpA		15,307	13,114	1,415	609
Chester Solar V SpA		4,759	4,324	298	(19)
Diego de Almagro Solar SpA		21,317	19,399	78	(340)
South Jamaica Power Company Limited		294,341	213,723	—	(932)
Daesan Green Energy Co., Ltd.		52,582	2,774	—	(1,192)
RE Holiday Holdings LLC		334,742	232,553	9,451	1,319
RE Pioneer Holdings LLC		252,512	174,717	12,364	6,544
RE Barren Ridge 1 Holdings LLC		221,304	138,473	10,567	8,625
RE Astoria 2 Land Co LLC		11,030	210	619	583
RE Barren Ridge Land Co LLC		3,881	84	248	230
Laurel SpA		5,475	4,572	—	(369)
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		31,958	173	—	(222)
Chile Solar JV SpA		73,740	10	73	8,906
Taebaek Gadeoksan Wind Power Co., Ltd.		18,766	499	—	18
Cheong-Song Noraesan Wind Power Co., Ltd.		8,221	24	—	—
Chester Solar I SpA		1,712	562	—	(81)
Solar Philippines Calatagan Corporation		121,650	51,219	16,689	8,732

(*1)	The profit recognized for the years ended December 31, 2018 and 2019 are reduced by of the associate entity’s net income attributable to non-controlling interests.

2019
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
Korea Gas Corporation(*1)	￦	39,311,855	31,165,334	24,982,640	38,764
Korea Electric Power Industrial Development Co., Ltd.		186,434	98,872	306,026	17,467
YTN Co., Ltd.		281,699	96,211	127,782	(1,230)
Cheongna Energy Co., Ltd.		383,034	383,288	68,626	(2,567)
Gangwon Wind Power Co., Ltd.		83,528	1,674	24,116	9,380
Hyundai Green Power Co., Ltd.		1,086,738	658,279	507,653	26,222
Korea Power Exchange		315,683	54,926	107,034	8,268
Hyundai Energy Co., Ltd.		465,238	549,940	91,842	(27,882)
Ecollite Co., Ltd.		1,838	304	—	(97)
Taebaek Wind Power Co., Ltd.		36,182	8,027	6,177	5,494

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2018 and 2019 are as follows, continued:

2019
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Taeback Guinemi Wind Power Co., Ltd.	￦	35,061	24,847	349	(61)
Pyeongchang Wind Power Co., Ltd.		79,756	56,248	10,713	2,010
Daeryun Power Co., Ltd.		802,546	512,757	163,129	1,836
Changjuk Wind Power Co., Ltd.		29,875	1,476	6,076	1,447
KNH Solar Co., Ltd.		20,465	11,641	3,377	278
SPC Power Corporation		250,544	22,459	63,218	39,876
Gemeng International Energy Co., Ltd.		6,758,957	4,785,740	2,024,730	95,435
PT. Cirebon Electric Power		852,457	403,639	277,370	39,581
KNOC Nigerian East Oil Co., Ltd.		58,402	134,361	—	(182)
KNOC Nigerian West Oil Co., Ltd.		54,275	124,086	—	(180)
PT Wampu Electric Power		222,266	158,451	18,165	(2,315)
PT. Bayan Resources TBK		1,302,637	622,576	1,707,387	252,855
S-Power Co., Ltd.		805,622	566,025	576,554	2,319
Pioneer Gas Power Limited		309,059	367,399	—	(54,501)
Eurasia Energy Holdings		592	1,056	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,194,125	898,023	6,731	(40,437)
Hadong Mineral Fiber Co., Ltd.		203	231	—	—
Green Biomass Co., Ltd.		3,866	2,487	17	(925)
PT. Mutiara Jawa		26,109	21,150	11,196	3,396
Samcheok Eco Materials Co., Ltd.		26,625	3,209	10,876	1,946
Noeul Green Energy Co., Ltd.		137,370	114,578	36,435	(4,810)
Naepo Green Energy Co., Ltd.		77,070	99,345	6,572	(31,577)
Goseong Green Energy Co., Ltd.		3,399,058	3,177,210	—	(10,276)
Gangneung Eco Power Co., Ltd.		1,362,692	1,204,202	—	(3,830)
Shin Pyeongtaek Power Co., Ltd.		981,387	807,107	119,162	11,847
Heang Bok Do Si Photovoltaic Power Co., Ltd.		2,483	1,722	454	47
Dongducheon Dream Power Co., Ltd.		1,474,224	1,206,478	689,414	2,849
Jinbhuvish Power Generation Pvt. Ltd.		64,111	13,240	—	—
Daejung Offshore Wind Power Co., Ltd.		6,181	1,450	—	(617)
GS Donghae Electric Power Co., Ltd.		2,301,774	1,548,883	688,055	75,842
Daegu Photovoltaic Co., Ltd.		15,486	8,385	3,639	1,442
Busan Green Energy Co., Ltd.		173,537	136,857	52,256	(6,496)
Gunsan Bio Energy Co., Ltd.		10,614	28,062	—	(5,777)
Korea Electric Vehicle Charging Service		12,810	9,013	8,428	(1,841)
Korea Nuclear Partners Co., Ltd.		928	375	1,441	(50)
Korea Electric Power Corporation Fund		42,162	239	127	(5,430)
Energy Infra Asset Management Co., Ltd.		8,712	721	5,118	1,415
Daegu clean Energy Co., Ltd.		371	323	—	(14)
YaksuESS Co., Ltd		7,325	5,551	1,191	363

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2018 and 2019 are as follows, continued:

2019
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Nepal Water & Energy Development Company Private Limited	￦	78,309	26,783	—	(1,380)
Gwangyang Green Energy Co., Ltd.		28,816	24,164	—	(1,007)
PND solar., Ltd		40,941	37,526	6,908	1,665
Hyundai Eco Energy Co., Ltd.		209,395	190,622	13,343	1,306
YeongGwang Yaksu Wind Electric. Co., Ltd		46,488	45,594	6,511	(1,510)
Green Energy Electricity Generation Co., Ltd.		33,937	36,060	—	(5,923)
Korea Energy Solutions Co., Ltd.		1,285	18	134	(233)
ITR Co., Ltd.		376	214	167	(88)
Structure test network Co., Ltd.		89	249	76	(72)
Namjeongsusang Solar Power Operation Co., Ltd.		34,595	29,310	—	(1,149)
Indeck Niles Development, LLC		49,465	174	—	(25,430)
Indeck Niles Asset Management, LLC		271	9	1,513	753
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		14,559	15	59	44
Suwon New Power Co., Ltd.		2,000	—	—	—
KPGE Inc.		984	—	—	(6)
Gwangbaek Solar Power Investment Co., Ltd.		193,464	183,063	7,635	(355)
Goduk Clean Energy Co., Ltd.		3,000	—	—	—

<Joint ventures>
KEPCO-Uhde Inc.		270	7	—	(107)
Shuweihat Asia Power Investment B.V.		37,389	5	—	(159)
Shuweihat Asia Operation & Maintenance Company		2,605	45	2,570	1,892
Waterbury Lake Uranium L.P.		61,548	4	—	—
ASM-BG Investicii AD		78,191	39,439	13,200	4,894
RES Technology AD		66,821	34,325	8,384	1,914
KV Holdings, Inc.		6,101	—	25	1,876
KEPCO SPC Power Corporation		308,274	22,643	187,867	64,152
Gansu Datang Yumen Wind Power Co., Ltd.		77,313	56,941	6,106	(5,175)
Datang Chifeng Renewable Power Co., Ltd.		765,598	302,329	122,398	40,371
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		189,157	86,596	23,910	2,188
Rabigh Electricity Company		2,538,719	2,100,347	208,514	1,567
Rabigh Operation & Maintenance Company Limited		36,121	18,923	23,777	7,203
Jamaica Public Service Company Limited		1,543,049	940,609	1,035,399	32,828
KW Nuclear Components Co., Ltd.		31,326	10,820	11,305	3,837
Busan Shinho Solar Power Co., Ltd.		42,318	22,137	7,843	2,856

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2018 and 2019 are as follows, continued:

2019
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Global Trade Of Power System Co., Ltd.	￦	2,993	1,025	3,323	134
Expressway Solar-light Power Generation Co., Ltd.		17,653	7,712	2,991	709
Amman Asia Electric Power Company		821,997	501,723	23,866	34,424
KAPES, Inc.		124,396	103,158	93,831	3,465
Honam Wind Power Co., Ltd.		39,680	24,703	5,365	354
Jeongam Wind Power Co., Ltd.		94,134	83,041	11,644	2,005
Korea Power Engineering Service Co., Ltd.		19,052	2,150	12,284	1,749
Chun-cheon Energy Co., Ltd.		607,823	490,375	313,438	(24,490)
Yeonggwangbaeksu Wind Power Co., Ltd.		99,552	79,322	11,739	1,342
Nghi Son 2 Power LLC		1,589,928	1,795,578	1,008,326	71,803
Kelar S.A		634,633	530,335	86,702	8,867
PT. Tanjung Power Indonesia		654,365	556,287	109,825	16,489
Incheon New Power Co., Ltd.		4,749	3,553	1,951	(800)
Seokmun Energy Co., Ltd.		242,332	182,533	44,733	2,606
Daehan Wind Power PSC		89,904	86,390	—	(767)
Barakah One Company		24,330,632	24,546,421	—	(112,114)
Nawah Energy Company		120,987	119,405	—	3
MOMENTUM		8,904	7,245	21,171	1,099
Daegu Green Power Co., Ltd.		579,593	500,092	301,339	4,899
Yeonggwang Wind Power Co., Ltd.		262,610	225,361	24,256	(2,032)
Chester Solar IV SpA		13,443	12,079	1,590	(1,057)
Chester Solar V SpA		4,677	4,625	519	(402)
Diego de Almagro Solar SpA		18,984	16,901	1,954	(1,104)
South Jamaica Power Company Limited		364,347	295,029	7,224	(35,650)
Daesan Green Energy Co., Ltd.		232,170	183,079	—	(717)
RE Holiday Holdings LLC		331,862	247,722	18,744	(345)
RE Pioneer Holdings LLC		246,571	184,258	12,207	(1,912)
RE Barren Ridge 1 Holdings LLC		209,850	124,017	10,384	7,630
RE Astoria 2 Land Co LLC		11,422	217	656	651
RE Barren Ridge Land Co LLC		4,019	87	262	260
Laurel SpA		12,979	12,076	961	(1,130)
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		32,883	425	—	(232)
Chile Solar JV SpA		69,903	186	591	1,686
Taebaek Gadeoksan Wind Power Co., Ltd.		70,270	49,500	—	(1,602)
Cheong-Song Noraesan Wind Power Co., Ltd.		51,247	40,969	—	(549)
Chester Solar I SpA		7,859	5,842	—	(204)
Solar Philippines Calatagan Corporation		98,577	47,956	18,720	11,331
Saemangeum Solar Power Co., Ltd.		13,740	3,270	—	(1,875)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2018 and 2019 are as follows, continued:

2019
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Chungsongmeon BongSan wind power Co., Ltd.	￦	27,659	24,272	—	(1,365)
Jaeun Resident Wind Power Plant Co., Ltd		31,402	23,823	—	(844)
DE Energia SpA		64,959	50,971	1,254	(2,645)
Dangjin Eco Power Co., Ltd. (newly)		99,907	25,436	107	(737)
Haemodum Solar Co., Ltd.		7,237	1,237	—	—
Yangyang Wind Power Co., Ltd.		10,764	—	—	(11)
HORUS SOLAR, S.A. DE C.V.		10,566	8,503	—	(7)
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		3,848	2,885	—	22
SUNMEX RENOVABLES, S.A. DE C.V.		3,170	2,171	—	13
Stavro Holding II AB		28,141	13	—	(18)

(*1) The profit recognized for the years ended December 31, 2018 and 2019 are reduced by the associate entity’s net income attributable to non-controlling interests.

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2018 and 2019 are as follows:

2018
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Korea Gas Corporation	￦	8,503,204	21.57%	1,834,141	—	—	(132,293)	1,701,848
Korea Electric Power Industrial Development Co., Ltd.		75,302	29.00%	21,838	—	—	—	21,838
YTN Co., Ltd.		188,282	21.43%	40,346	—	(6)	(2)	40,338
Cheongna Energy Co., Ltd.		2,313	43.90%	1,015	2,584	(134)	—	3,465
Gangwon Wind Power Co., Ltd.		87,809	15.00%	13,171	—	—	49	13,220
Hyundai Green Power Co., Ltd.		438,482	29.00%	127,160	—	—	—	127,160
Korea Power Exchange		251,802	100.00%	251,802	—	—	—	251,802
AMEC Partners Korea Ltd.		1,099	19.00%	209	—	—	—	209
Hyundai Energy Co., Ltd.		(56,772)	46.30%	(26,285)	—	(996)	27,281	—
Ecollite Co., Ltd.		1,632	36.10%	589	—	—	(589)	—
Taebaek Wind Power Co., Ltd.		22,661	25.00%	5,665	—	—	—	5,665
Taeback Guinemi Wind Power Co., Ltd.		10,276	25.00%	2,569	—	—	—	2,569
Pyeongchang Wind Power Co., Ltd.		21,676	25.00%	5,419	—	—	—	5,419
Daeryun Power Co., Ltd.		288,211	9.34%	26,919	—	—	(820)	26,099
Changjuk Wind Power Co., Ltd.		26,954	30.00%	8,086	—	—	—	8,086
KNH Solar Co., Ltd.		8,656	27.00%	2,337	—	—	—	2,337
SPC Power Corporation		208,780	38.00%	79,336	—	—	(21,778)	57,558
Gemeng International Energy Co., Ltd.		2,735,376	34.00%	930,028	—	—	(283,018)	647,010
PT. Cirebon Electric Power		395,008	27.50%	108,628	—	—	—	108,628

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2018 and 2019 are as follows, continued:

2018
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
KNOC Nigerian East Oil Co., Ltd.	￦	(73,176)	14.63%	(10,706)	—	—	10,706	—
KNOC Nigerian West Oil Co., Ltd.		(67,226)	14.63%	(9,835)	—	—	9,835	—
PT Wampu Electric Power		67,603	46.00%	31,097	—	—	—	31,097
PT. Bayan Resources TBK		821,309	20.00%	164,262	423,763	—	(76,379)	511,646
S-Power Co., Ltd.		237,332	49.00%	116,293	—	(1,727)	—	114,566
Pioneer Gas Power Limited		(5,068)	38.50%	(1,951)	22,278	—	68	20,395
Eurasia Energy Holdings		(448)	40.00%	(179)	—	—	179	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		312,826	25.00%	78,207	253	(1,006)	(289)	77,165
Hadong Mineral Fiber Co., Ltd.		(28)	8.33%	(2)	—	—	2	—
Green Biomass Co., Ltd.		1,304	8.80%	115	—	—	—	115
PT. Mutiara Jawa		1,259	29.00%	365	—	—	—	365
Samcheok Eco Materials Co., Ltd.		21,470	2.35%	505	—	—	(505)	—
Noeul Green Energy Co., Ltd.		27,637	29.00%	8,015	—	—	—	8,015
Naepo Green Energy Co., Ltd.		17,004	41.67%	7,085	—	—	(7,085)	—
Goseong Green Energy Co., Ltd.		232,247	1.12%	2,590	—	(131)	—	2,459
Gangneung Eco Power Co., Ltd.		162,317	1.61%	2,615	—	(120)	—	2,495
Shin Pyeongtaek Power Co., Ltd.		162,518	40.00%	65,007	12,800	(10,207)	—	67,600
Heang Bok Do Si Photovoltaic Power Co., Ltd.		715	28.00%	200	—	—	2	202
Dongducheon Dream Power Co., Ltd.		268,332	34.01%	91,260	1,757	(4,049)	(12,582)	76,386
Jinbhuvish Power Generation Pvt. Ltd.		50,119	5.16%	2,586	—	—	(2,586)	—
SE Green Energy Co., Ltd.		7,048	47.76%	3,366	—	—	—	3,366
Daegu Photovoltaic Co., Ltd.		6,905	29.00%	2,002	—	—	—	2,002
Jeongam Wind Power Co., Ltd.		11,473	40.00%	4,589	—	—	—	4,589
Korea Power Engineering Service Co., Ltd.		14,943	29.00%	4,333	—	—	—	4,333
Busan Green Energy Co., Ltd.		43,232	29.00%	12,537	—	—	—	12,537
Gunsan Bio Energy Co., Ltd.		(11,670)	18.87%	(2,202)	—	—	2,202	—
Korea Electric Vehicle Charging Service		5,691	28.00%	1,593	—	—	—	1,593
Ulleungdo Natural Energy Co., Ltd.		15,509	29.85%	4,629	—	—	(1)	4,628
Korea Nuclear Partners Co., Ltd.		603	29.00%	175	—	—	—	175
Tamra Offshore Wind Power Co., Ltd.		38,521	27.00%	10,401	—	—	—	10,401
Korea Electric Power Corporation Fund		48,104	98.09%	47,185	—	—	4	47,189
Energy Infra Asset Management Co., Ltd.		6,718	9.90%	665	—	—	—	665
Daegu clean Energy Co., Ltd.		61	28.00%	17	—	—	—	17
YaksuESS Co., Ltd		1,581	29.00%	458	—	—	2	460
Nepal Water & Energy Development Company Private Limited		51,204	57.67%	29,529	972	—	460	30,961
Gwangyang Green Energy Co., Ltd.		5,941	20.00%	1,188	18	—	—	1,206
PND solar., Ltd		2,986	29.00%	866	154	—	—	1,020
Hyundai Eco Energy Co., Ltd.		16,703	19.00%	3,174	214	—	—	3,388
YeongGwang Yaksu Wind Electric. Co., Ltd		2,421	9.63%	233	300	—	—	533

<Joint ventures>
KEPCO-Uhde Inc.		369	50.85%	188	—	—	—	188
Eco Biomass Energy Sdn. Bhd.		—	61.53%	—	—	—	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2018 and 2019 are as follows, continued:

2018
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
Shuweihat Asia Power Investment B.V.	￦	55,614	49.00%	27,251	—	—	—	27,251
Shuweihat Asia Operation & Maintenance Company		1,441	55.00%	793	—	—	(1)	792
Waterbury Lake Uranium L.P.		55,869	34.07%	19,032	—	—	—	19,032
ASM-BG Investicii AD		42,758	50.00%	21,379	—	—	—	21,379
RES Technology AD		30,417	50.00%	15,209	—	—	—	15,209
KV Holdings, Inc.		4,795	40.00%	1,918	—	—	—	1,918
KEPCO SPC Power Corporation		277,002	75.20%	208,306	—	—	—	208,306
Gansu Datang Yumen Wind Power Co., Ltd.		24,952	40.00%	9,981	—	—	—	9,981
Datang Chifeng Renewable Power Co., Ltd.		415,527	40.00%	166,211	—	—	(49)	166,162
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		98,604	40.00%	39,442	—	—	—	39,442
Rabigh Electricity Company		445,640	40.00%	178,256	—	(70,977)	(1,951)	105,328
Rabigh Operation & Maintenance Company Limited		14,585	40.00%	5,834	—	—	—	5,834
Jamaica Public Service Company Limited		568,584	40.00%	227,434	(80,161)	—	92,359	239,632
KW Nuclear Components Co., Ltd.		17,521	45.00%	7,884	—	—	(176)	7,708
Busan Shinho Solar Power Co., Ltd.		19,044	25.00%	4,761	—	—	—	4,761
GS Donghae Electric Power Co., Ltd.		707,620	34.00%	240,591	—	—	—	240,591
Global Trade Of Power System Co., Ltd.		1,776	29.00%	515	—	—	—	515
Expressway Solar-light Power Generation Co., Ltd.		9,228	29.00%	2,676	—	—	—	2,676
Daejung Offshore Wind Power Co., Ltd.		5,349	49.90%	2,669	—	—	—	2,669
Amman Asia Electric Power Company		295,741	60.00%	177,445	—	—	(88)	177,357
KAPES, Inc.		17,803	51.00%	9,079	—	—	—	9,079
Dangjin Eco Power Co., Ltd.		50,865	34.00%	17,294	2,618	—	—	19,912
Honam Wind Power Co., Ltd.		16,647	29.00%	4,828	32	—	—	4,860
Chun-cheon Energy Co., Ltd.		142,146	29.90%	42,502	3	—	—	42,505
Yeonggwangbaeksu Wind Power Co., Ltd.		18,918	15.00%	2,837	6	—	—	2,843
Nghi Son 2 Power LLC		(83,319)	50.00%	(41,660)	—	—	41,660	—
Kelar S.A		108,071	65.00%	70,246	2,470	—	108	72,824
PT. Tanjung Power Indonesia		20,230	35.00%	7,081	—	—	—	7,081
Incheon New Power Co., Ltd.		1,996	29.00%	579	—	—	—	579
Seokmun Energy Co., Ltd.		57,762	29.00%	16,751	—	—	—	16,751
Daehan Wind Power PSC		3,264	50.00%	1,632	—	—	—	1,632
Barakah One Company		21,152	18.00%	3,807	—	—	—	3,807
Nawah Energy Company		1,522	18.00%	274	—	—	—	274
MOMENTUM		1,746	33.33%	582	—	—	—	582
Daegu Green Power Co., Ltd.		67,291	29.00%	19,514	84	—	21,512	41,110
Yeonggwang Wind Power Co., Ltd.		36,764	41.00%	15,074	230	—	—	15,304
Chester Solar IV SpA		2,193	81.82%	1,794	57	—	—	1,851
Chester Solar V SpA		435	81.82%	356	118	—	—	474
Diego de Almagro Solar SpA		1,918	81.82%	1,569	94	—	—	1,663

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2018 and 2019 are as follows, continued:

2018
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
South Jamaica Power Company Limited	￦	80,618	20.00%	16,124	—	—	—	16,124
Daesan Green Energy Co., Ltd.		49,808	35.00%	17,433	—	—	—	17,433
RE Holiday Holdings LLC		102,189	50.00%	51,094	—	—	—	51,094
RE Pioneer Holdings LLC		77,795	50.00%	38,898	—	—	—	38,898
RE Barren Ridge 1 Holdings LLC		82,831	50.00%	41,415	—	—	—	41,415
RE Astoria 2 LandCo LLC		10,820	50.00%	5,410	—	—	—	5,410
RE Barren Ridge LandCo LLC		3,797	50.00%	1,898	—	—	—	1,898
Laurel SpA		903	81.82%	739	182	—	—	921
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		31,785	12.37%	3,931	9	—	—	3,940
Chile Solar JV SpA		73,730	50.00%	36,865	—	—	—	36,865
Taebaek Gadeoksan Wind Power Co., Ltd.		18,267	46.58%	8,508	—	—	—	8,508
Cheong-Song Noraesan Wind Power Co., Ltd.		8,197	24.76%	2,029	44	—	—	2,073
Chester Solar I SpA		1,150	81.82%	940	241	—	—	1,181
Solar Philippines Calatagan Corporation		70,431	38.00%	26,764	21,139	—	—	47,903

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

2019
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Korea Gas Corporation	￦	8,146,521	21.57%	1,757,205	—	—	(63,238)	1,693,967
Korea Electric Power Industrial Development Co., Ltd.		87,562	29.00%	25,393	—	—	—	25,393
YTN Co., Ltd.		185,488	21.43%	39,747	—	—	—	39,747
Cheongna Energy Co., Ltd.		(254)	43.90%	(112)	2,584	(1,061)	—	1,411
Gangwon Wind Power Co., Ltd.		81,854	15.00%	12,278	49	—	—	12,327
Hyundai Green Power Co., Ltd.		428,459	29.00%	124,253	—	—	—	124,253
Korea Power Exchange		260,757	100.00%	260,757	—	—	(1,858)	258,899
Hyundai Energy Co., Ltd.		(84,702)	46.30%	(39,217)	—	(954)	40,171	—
Ecollite Co., Ltd.		1,534	36.10%	554	—	—	(554)	—
Taebaek Wind Power Co., Ltd.		28,155	25.00%	7,039	—	—	—	7,039
Taeback Guinemi Wind Power Co., Ltd.		10,214	25.00%	2,553	—	—	—	2,553
Pyeongchang Wind Power Co., Ltd.		23,508	25.00%	5,877	—	—	—	5,877
Daeryun Power Co., Ltd.		289,789	9.34%	27,066	—	—	(819)	26,247
Changjuk Wind Power Co., Ltd.		28,399	30.00%	8,520	—	—	—	8,520
KNH Solar Co., Ltd.		8,824	27.00%	2,382	—	—	—	2,382
SPC Power Corporation		228,085	38.00%	86,672	—	—	(23,089)	63,583
Gemeng International Energy Co., Ltd.		1,973,217	34.00%	670,896	—	—	—	670,896
PT. Cirebon Electric Power		448,818	27.50%	123,425	—	—	—	123,425
KNOC Nigerian East Oil Co., Ltd.		(75,959)	14.63%	(11,113)	—	—	11,113	—
KNOC Nigerian West Oil Co., Ltd.		(69,811)	14.63%	(10,213)	—	—	10,213	—
PT Wampu Electric Power		63,815	46.00%	29,355	—	—	—	29,355

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2018 and 2019 are as follows, continued:

2019
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
PT. Bayan Resources TBK	￦	680,061	20.00%	136,012	385,508	—	(76,379)	445,141
S-Power Co., Ltd.		239,597	49.00%	117,403	—	(1,619)	—	115,784
Pioneer Gas Power Limited		(58,340)	38.50%	(22,459)	22,278	—	181	—
Eurasia Energy Holdings		(464)	40.00%	(186)	—	—	186	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		296,102	25.00%	74,026	305	(1,106)	(290)	72,935
Hadong Mineral Fiber Co., Ltd.		(28)	8.33%	(2)	—	—	2	—
Green Biomass Co., Ltd.		1,379	7.85%	108	—	—	—	108
PT. Mutiara Jawa		4,959	29.00%	1,438	—	—	—	1,438
Samcheok Eco Materials Co., Ltd.		23,416	25.54%	5,980	—	—	(5,980)	—
Noeul Green Energy Co., Ltd.		22,792	29.00%	6,610	—	—	—	6,610
Naepo Green Energy Co., Ltd.		(22,275)	41.67%	(9,281)	2	—	9,279	—
Goseong Green Energy Co., Ltd.		221,848	1.12%	2,474	—	(134)	—	2,340
Gangneung Eco Power Co., Ltd.		158,490	1.61%	2,553	—	(123)	—	2,430
Shin Pyeongtaek Power Co., Ltd.		174,280	40.00%	69,712	12,800	(15,556)	—	66,956
Heang Bok Do Si Photovoltaic Power Co., Ltd.		761	28.00%	213	—	—	2	215
Dongducheon Dream Power Co., Ltd.		267,746	34.01%	91,060	1,757	(3,688)	(12,582)	76,547
Jinbhuvish Power Generation Pvt. Ltd.		50,871	5.16%	2,625	—	—	(2,625)	—
Daejung Offshore Wind Power Co., Ltd.		4,731	49.90%	2,361	—	—	—	2,361
GS Donghae Electric Power Co., Ltd.		752,891	34.00%	255,983	—	—	—	255,983
Daegu Photovoltaic Co., Ltd.		7,101	29.00%	2,060	—	—	—	2,060
Busan Green Energy Co., Ltd.		36,680	29.00%	10,637	—	—	—	10,637
Gunsan Bio Energy Co., Ltd.		(17,448)	18.87%	(3,292)	—	—	3,292	—
Korea Electric Vehicle Charging Service		3,797	28.00%	1,063	—	—	—	1,063
Korea Nuclear Partners Co., Ltd.		553	29.00%	160	—	—	(160)	—
Korea Electric Power Corporation Fund		41,923	98.09%	41,122	—	—	4	41,126
Energy Infra Asset Management Co., Ltd.		7,991	9.90%	791	—	—	—	791
Daegu clean Energy Co., Ltd.		48	28.00%	13	—	—	—	13
YaksuESS Co., Ltd		1,774	29.00%	514	2	—	—	516
Nepal Water & Energy Development Company Private Limited		51,526	58.59%	30,173	972	—	—	31,145
Gwangyang Green Energy Co., Ltd.		4,652	20.00%	930	18	—	—	948
PND solar., Ltd		3,415	29.00%	990	154	—	—	1,144
Hyundai Eco Energy Co., Ltd.		18,773	19.00%	3,567	214	—	—	3,781
YeongGwang Yaksu Wind Electric. Co., Ltd		894	9.63%	86	300	—	—	386
Green Energy Electricity Generation Co., Ltd.		(2,123)	29.00%	(616)	779	—	—	163
Korea Energy Solutions Co., Ltd.		1,267	20.00%	253	6	—	—	259
ITR Co., Ltd.		162	20.00%	32	1	—	—	33
Structure test network Co., Ltd.		(160)	20.00%	(32)	53	—	—	21
Namjeongsusang Solar Power Operation Co., Ltd.		5,285	15.00%	793	19	—	—	812
Indeck Niles Development, LLC		49,291	50.00%	24,646	—	—	(24,646)	—
Indeck Niles Asset Management, LLC		262	33.33%	87	—	—	—	87
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		14,544	49.00%	7,126	—	—	—	7,126
Suwon New Power Co., Ltd.		2,000	33.10%	662	—	—	136	798
KPGE Inc.		984	29.00%	285	—	—	2	287
Gwangbaek Solar Power Investment Co., Ltd.		10,401	19.00%	1,976	78	—	—	2,054
Goduk Clean Energy Co., Ltd.		3,000	61.00%	1,830	—	—	—	1,830

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2018 and 2019 are as follows, continued:

2019
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won

<Joint ventures>
KEPCO-Uhde Inc.	￦	263	50.80%	134	—	—	—	134
Shuweihat Asia Power Investment B.V.		37,384	49.00%	18,318	—	—	—	18,318
Shuweihat Asia Operation & Maintenance Company		2,560	55.00%	1,408	—	—	—	1,408
Waterbury Lake Uranium L.P.		61,544	33.41%	20,562	—	—	—	20,562
ASM-BG Investicii AD		38,752	50.00%	19,376	—	—	—	19,376
RES Technology AD		32,496	50.00%	16,248	—	—	—	16,248
KV Holdings, Inc.		6,101	40.00%	2,441	—	—	—	2,441
KEPCO SPC Power Corporation		285,631	75.20%	214,794	—	—	—	214,794
Gansu Datang Yumen Wind Power Co., Ltd.		20,372	40.00%	8,149	—	—	—	8,149
Datang Chifeng Renewable Power Co., Ltd.		463,269	40.00%	185,307	—	—	—	185,307
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		102,561	40.00%	41,024	—	—	—	41,024
Rabigh Electricity Company		438,372	40.00%	175,349	—	(65,450)	(803)	109,096
Rabigh Operation & Maintenance Company Limited		17,198	40.00%	6,879	—	—	—	6,879
Jamaica Public Service Company Limited		602,440	40.00%	240,976	(80,161)	—	92,792	253,607
KW Nuclear Components Co., Ltd.		20,506	45.00%	9,228	—	—	(176)	9,052
Busan Shinho Solar Power Co., Ltd.		20,181	25.00%	5,045	—	—	—	5,045
Global Trade Of Power System Co., Ltd.		1,968	29.00%	571	—	—	—	571
Expressway Solar-light Power Generation Co., Ltd.		9,941	29.00%	2,883	—	—	—	2,883
Amman Asia Electric Power Company		320,274	60.00%	192,164	—	—	—	192,164
KAPES, Inc.		21,238	51.00%	10,832	—	—	—	10,832
Honam Wind Power Co., Ltd.		14,977	29.00%	4,343	32	—	—	4,375
Jeongam Wind Power Co., Ltd.		11,093	40.00%	4,437	—	—	—	4,437
Korea Power Engineering Service Co., Ltd.		16,902	29.00%	4,902	—	—	—	4,902
Chun-cheon Energy Co., Ltd.		117,448	29.90%	35,117	—	—	(245)	34,872
Yeonggwangbaeksu Wind Power Co., Ltd.		20,230	15.00%	3,035	5	—	—	3,040
Nghi Son 2 Power LLC		(205,650)	50.00%	(102,825)	—	—	102,825	—
Kelar S.A		104,298	65.00%	67,794	2,668	—	—	70,462
PT. Tanjung Power Indonesia		98,078	35.00%	34,327	—	—	—	34,327
Incheon New Power Co., Ltd.		1,196	29.00%	347	—	—	(347)	—
Seokmun Energy Co., Ltd.		59,799	29.00%	17,342	—	—	—	17,342
Daehan Wind Power PSC		3,514	50.00%	1,757	—	—	—	1,757
Barakah One Company		(215,789)	18.00%	(38,842)	—	(77,254)	116,096	—
Nawah Energy Company		1,582	18.00%	285	—	—	—	285
MOMENTUM		1,659	33.33%	553	—	—	—	553
Daegu Green Power Co., Ltd.		79,501	54.24%	43,124	84	—	(20,384)	22,824
Yeonggwang Wind Power Co., Ltd.		37,249	46.00%	17,135	492	—	—	17,627
Chester Solar IV SpA		1,364	45.00%	614	58	—	—	672
Chester Solar V SpA		52	45.00%	23	123	—	—	146
Diego de Almagro Solar SpA		2,083	45.00%	937	98	—	—	1,035
South Jamaica Power Company Limited		69,318	20.00%	13,863	—	—	—	13,863
Daesan Green Energy Co., Ltd.		49,091	35.00%	17,182	—	—	—	17,182
RE Holiday Holdings LLC		84,140	50.00%	42,070	—	—	—	42,070
RE Pioneer Holdings LLC		62,313	50.00%	31,156	—	—	—	31,156

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2018 and 2019 are as follows, continued:

2019
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
RE Barren Ridge 1 Holdings LLC	￦	85,833	50.00%	42,916	—	—	—	42,916
RE Astoria 2 LandCo LLC		11,205	50.00%	5,602	—	—	—	5,602
RE Barren Ridge LandCo LLC		3,932	50.00%	1,966	—	—	—	1,966
Laurel SpA		903	45.00%	406	189	—	—	595
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		32,458	12.37%	4,015	9	—	—	4,024
Chile Solar JV SpA		69,717	50.00%	34,859	—	—	—	34,859
Taebaek Gadeoksan Wind Power Co., Ltd.		20,770	37.78%	7,846	—	—	—	7,846
Cheong-Song Noraesan Wind Power Co., Ltd.		10,278	29.01%	2,982	61	—	—	3,043
Chester Solar I SpA		2,017	45.00%	908	249	—	—	1,157
Solar Philippines Calatagan Corporation		50,621	38.00%	19,236	29,694	—	—	48,930
Saemangeum Solar Power Co., Ltd.		10,470	81.00%	8,481	—	—	(157)	8,324
Chungsongmeon BongSan wind power Co., Ltd.		3,387	29.00%	982	1,782	—	—	2,764
Jaeun Resident Wind Power Plant Co., Ltd		7,579	29.00%	2,198	—	—	—	2,198
DE Energia SpA		13,988	49.00%	6,854	—	—	1,811	8,665
Dangjin Eco Power Co., Ltd. (newly)		74,471	34.00%	25,320	341	—	—	25,661
Haemodum Solar Co., Ltd.		6,000	49.00%	2,940	—	—	—	2,940
Yangyang Wind Power Co., Ltd.		10,764	99.54%	10,714	86	—	—	10,800
HORUS SOLAR, S.A. DE C.V.		2,063	14.95%	308	3,095	—	—	3,403
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		963	14.95%	144	528	—	—	672
SUNMEX RENOVABLES, S.A. DE C.V.		999	14.95%	149	73	—	—	222
Stavro Holding II AB		28,128	20.00%	5,625	—	—	—	5,625

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

(6)	As of December 31, 2018, and 2019, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

		2018		2019
		Unrecognized equity interest	Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
		In millions of won
Hadong Mineral Fiber Co., Ltd.	￦	—	2	—	2
PT. Mutiara Jawa		(746)	—	—	—
Eurasia Energy Holdings		7	179	6	185
Gunsan Bio Energy Co., Ltd.		916	2,202	1,090	3,292
Daehan Wind Power PSC		(412)	—	—	—
Hyundai Energy Co., Ltd.		25,841	25,841	12,890	38,731
Nghi Son 2 Power LLC		41,659	41,659	61,165	102,824
Samcheok Eco Materials Co., Ltd.		1,285	1,285	(497)	788
Naepo Green Energy Co., Ltd.		—	—	9,281	9,281
Barakah One Company		—	—	116,096	116,096
Pioneer Gas Power Limited		—	—	114	114

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2019, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

Gemeng International Energy Co., Ltd. issued put options on 8% of its shares to its financial investors, KEPCO Woori Sprott PEF (NPS Co-Pa PEF). If the investment fund is not collected until the maturity date (December 25, 2023, two years extension is possible), PEF can exercise the option at strike price which is the same as a principal investment price (including operating fees ratio of below 1% per annum), and also, the Company provided a performance guarantee on this agreement.

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

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Company acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iv)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Company acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation.

(v)	Jeongam Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Company is obligated to acquire those shares at fair value.

(vi)	Daegu Green Power Co., Ltd.

The Company has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investors at the yield-based transfer amount agreed with the shareholders.The Company can exercise its right 5, 10 and 13 years after the date of the investment.

The Company has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co. at the yield-based transfer amount agreed with the shareholders.

(vii)	Taebaek Guinemi Wind Power Co., Ltd.

At the commencement of the operation of the facility, the Company has a right to purchase all or part of the shares from the shareholders at fair value.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2019, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(viii)	Hyundai Green Power Co., Ltd.

As of December 31, 2019, Hyundai Green Power Co., Ltd., an associate of the Company, which engages in the byproduct gas power generating business, entered into a project financing agreement with a limit of ￦919.2 billion with Korea Development Bank and others. At a certain period in the future, the Company has call option against the financial investors (Korea Development Bank and others) and also has an obligation to purchase its shares when claimed by the financial investors. At a certain period in the future, the Company has put option against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Company”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares upon request from Hyundai Steel Company.

(ix)	YeongGwang Yaksu Wind Electric. Co., Ltd.

As of December 31, 2019, YeongGwang Yaksu Wind Electric. Co., Ltd., an associate of the Company, which engages in the wind power generating business in YeongGwang, Jeonra-namdo, and entered into a project financing agreement with a limit of ￦46 billion IBK and others. The Company set the shares of YeongGwang Yaksu Wind Electric. Co., Ltd. as a collateral for the project financing to the lenders.

(x)	Yeonggwang Wind Power Co., Ltd.

In case the Company intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Company.

(xi)	Chester Solar I SpA

According to the shareholders’ agreement, the Company has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise. According to the shareholders’ agreement, when Sprott Chile SolarISpA intends to sell its shares.

(xii)	Chester Solar IV SpA

According to the shareholders’ agreement, the Company has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise. According to the shareholders’ agreement, when Sprott Chile SolarISpA intends to sell its shares.

(xiii)	Chester Solar V SpA

According to the shareholders’ agreement, the Company has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise. According to the shareholders’ agreement, when Sprott Chile SolarISpA intends to sell its shares.

(xiv)	Diego de Almagro Solar SpA

According to the shareholders’ agreement, the Company has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise. According to the shareholders’ agreement, when Sprott Chile SolarISpA intends to sell its shares.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2019, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(xv)	Laurel SpA

According to the shareholders’ agreement, the Company has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise. According to the shareholders’ agreement, when Sprott Chile Solar I SpA intends to sell its shares.

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures are as follows:

Company	Nature and extent of any significant restrictions
Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied, or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions is obtained.

Taebaek Wind Power Co., Ltd.	Financial institutions can reject or defer an approval with regard to the request for fund executions on subordinated loans of shareholders in order to pay senior loans based on the loan agreement. Dividends can only be paid when all conditions of the loan agreement are satisfied, or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions is obtained.

Pyeongchang Wind Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied, or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions is obtained.

Daeryun Power Co., Ltd.	Principals on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied, or prior written consent of financial institutions is obtained and Shares cannot be wholly or partially transferred without consent of the majority of lenders is obtained.

KNH Solar Co., Ltd.	Principal and interest, dividends to shareholders cannot be paid without written consent of financial institutions. Also, Shares cannot be wholly or partially transferred without consent of other shareholders is obtained.

Jeongam Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and reimbursement to the lender can be restricted depending on the priority of the loans. Also, Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without consent of the board of directors is obtained.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures are as follows, continued:

Company	Nature and extent of any significant restrictions

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Naepo Green Energy Co., Ltd.	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

KPGE Inc.	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Chester Solar IV SpA	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Chester Solar V SpA	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Diego de Almagro Solar Spa	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Laurel SpA	Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, Shares cannot be wholly or partially transferred without consent of the stakeholders is obtained.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of December 31, 2018 and 2019 are as follows:

		2018
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
		In millions of won
Land	￦	13,554,292	(21,968)	—	—	13,532,324
Buildings		19,431,536	(63,189)	(7,494,176)	(3,669)	11,870,502
Structures		66,335,506	(190,854)	(23,615,312)	(8,399)	42,520,941
Machinery		82,047,823	(173,242)	(34,151,878)	(439,350)	47,283,353
Ships		3,655	—	(3,353)	—	302
Vehicles		287,954	(4,220)	(215,649)	(116)	67,969
Equipment		1,558,309	(418)	(1,175,408)	(42)	382,441
Tools		1,073,145	(675)	(880,432)	(38)	192,000
Construction-in- progress		29,026,880	(54,740)	—	(205,713)	28,766,427
Finance lease assets		2,390,701	(26)	(2,194,971)	—	195,704
Asset retirement costs		9,424,181	—	(3,706,004)	(146,423)	5,571,754
Others		11,875,394	—	(9,515,917)	—	2,359,477

	￦	237,009,376	(509,332)	(82,953,100)	(803,750)	152,743,194

		2019
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
		In millions of won
Land	￦	13,848,063	(21,817)	—	—	13,826,246
Buildings		20,756,351	(61,920)	(8,305,683)	(4,962)	12,383,786
Structures		70,900,343	(186,554)	(25,711,840)	(9,633)	44,992,316
Machinery		89,224,339	(158,907)	(38,865,392)	(451,647)	49,748,393
Ships		3,104	—	(2,903)	—	201
Vehicles		309,829	(2,275)	(239,128)	(116)	68,310
Equipment		1,716,210	(241)	(1,342,053)	(42)	373,874
Tools		1,098,127	(403)	(934,023)	(40)	163,661
Construction-in-progress		28,584,806	(61,211)	—	(165,336)	28,358,259
Right-of-use assets		7,574,010	—	(2,790,437)	—	4,783,573
Asset retirement costs		11,690,188	—	(4,169,238)	(146,423)	7,374,527
Others		12,955,782	—	(10,327,101)	—	2,628,681

	￦	258,661,152	(493,328)	(92,687,798)	(778,199)	164,701,827

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2018 and 2019 are as follows:

		2018
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment(*1)	Others	Ending balance
		In millions of won
Land	￦	13,318,542	2,254	(18,240)	—	—	251,736	13,554,292
(Government grants)		(21,968)	—	—	—	—	—	(21,968)
Buildings		12,053,526	10,156	(8,545)	(767,845)	(1,896)	648,295	11,933,691
(Government grants)		(63,539)	(4,213)	31	6,836	—	(2,304)	(63,189)
Structures		44,104,778	11,123	(587,278)	(2,476,278)	(360)	1,659,810	42,711,795
(Government grants)		(196,414)	—	3,270	10,292	—	(8,002)	(190,854)
Machinery(*2)		46,875,798	460,676	(250,159)	(4,973,252)	(393,839)	5,737,371	47,456,595
(Government grants)		(183,188)	(1,185)	823	18,099	—	(7,791)	(173,242)
Ships		403	—	—	(103)	—	2	302
Vehicles		81,038	2,774	(402)	(32,620)	—	21,399	72,189
(Government grants)		(6,322)	(45)	—	2,146	—	1	(4,220)
Equipment		420,672	36,884	(265)	(187,821)	(36)	113,425	382,859
(Government grants)		(761)	(22)	—	365	—	—	(418)
Tools		200,663	12,331	(268)	(83,283)	(6)	63,238	192,675
(Government grants)		(1,027)	(44)	—	432	—	(36)	(675)
Construction-in-progress		25,572,541	11,749,397	(47,463)	—	(167,603)	(8,285,705)	28,821,167
(Government grants)		(49,084)	(23,895)	—	—	—	18,239	(54,740)
Finance lease assets		297,679	—	—	(101,888)	—	(61)	195,730
(Government grants)		(27)	—	—	1	—	—	(26)
Asset retirement costs		6,039,484	1,988	—	(610,435)	(146,424)	287,141	5,571,754
Others		2,439,620	8,691	(715)	(709,579)	—	621,460	2,359,477

	￦	150,882,414	12,266,870	(909,211)	(9,904,933)	(710,164)	1,118,218	152,743,194

(*1)

Korea Hydro & Nuclear Power Co., Ltd. And Korea Western Power Co., Ltd., 100% owned subsidiaries, have determined that there are impairment indicators for the shutdowns of certain power generation units and fire, and performed an impairment test over the individual assets. As a result, the Company recognized the amount of the carrying amount in excess of its recoverable amount as an impairment loss in the consolidated statements of comprehensive income.

(*2)

As described in Note 26, the amount of acquisition of machinery includes ￦204,787 million of that the Company believes the possibility of economic benefit outflow is probable on the request for additional construction costs of Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2018 and 2019 are as follows, continued:

		2019
		Beginning balance	Effect of change in accounting policy	Acquisition	Disposal	Depreciation	Impairment (*1,*4)	Others (*2,*3)	Ending balance
		In millions of won
Land	￦	13,554,292	—	40,752	(29,205)	—	(25,626)	307,850	13,848,063
(Government grants)		(21,968)	—	—	151	—	—	—	(21,817)
Buildings		11,933,691	—	3,195	(23,409)	(821,680)	(1,293)	1,355,202	12,445,706
(Government grants)		(63,189)	—	(592)	—	6,214	—	(4,353)	(61,920)
Structures		42,711,795	—	1,663	(470,230)	(2,399,283)	(1,234)	5,336,159	45,178,870
(Government grants)		(190,854)	—	—	2,405	9,373	—	(7,478)	(186,554)
Machinery		47,456,595	—	326,606	(248,951)	(5,452,669)	(12,247)	7,837,966	49,907,300
(Government grants)		(173,242)	—	(1,050)	635	17,993	—	(3,243)	(158,907)
Ships		302	—	—	—	(100)	—	(1)	201
Vehicles		72,189	—	3,789	4,558	(33,650)	—	23,699	70,585
(Government grants)		(4,220)	—	(228)	5	2,170	—	(2)	(2,275)
Equipment		382,859	—	47,532	(162)	(199,376)	(227)	143,489	374,115
(Government grants)		(418)	—	(81)	—	262	—	(4)	(241)
Tools		192,675	—	20,956	(31)	(87,708)	—	38,172	164,064
(Government grants)		(675)	—	—	—	281	—	(9)	(403)
Construction-in-progress		28,821,167	—	13,544,091	(199,853)	—	(8,828)	(13,737,107)	28,419,470
(Government grants)		(54,740)	—	12,338	—	—	—	(18,809)	(61,211)
Finance lease assets		195,730	(195,730)	—	—	—	—	—	—
(Government grants)		(26)	26	—	—	—	—	—	—
Right-of-use assets		—	5,143,651	220,996	—	(581,074)	—	—	4,783,573
Asset retirement costs		5,571,754	—	—	—	(626,856)	—	2,429,629	7,374,527
Others		2,359,477	—	1,388	(221)	(800,653)	(581)	1,069,271	2,628,681

	￦	152,743,194	4,947,947	14,221,355	(964,308)	(10,966,756)	(50,036)	4,770,431	164,701,827

(*1)

KEPCO Bylong Australia Pty., Ltd., 100% owned subsidiary, performed an impairment test over its land and others. The Company recognized the amount of the carrying amount in excess of its recoverable amount as an impairment loss.

(*2)	‘Others’ include the amounts of assets acquired by the business combination. (see Note 51)

(*3)	‘Others’ include immaterial amounts which have been reclassed from Construction-in-progress to other assets in the current period to reflect assets that had finished construction in the prior periods.

(*4)

As described in Note 2, the Company recognized impairment loss of ￦3,819 million related to Wolsong unit 1, Shin-Hanul unit 3 and 4 and reversal of impairment loss of ￦16,693 million related to Wolsong unit 1.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

19.	Investment Properties

(1)	Investment properties as of December 31, 2018 and 2019 are as follows:

		2018
		Acquisition cost	Government grants	Accumulated depreciation	Book value
		In millions of won
Land	￦	139,940	—	—	139,940
Buildings		34,801	(50)	(15,132)	19,619

	￦	174,741	(50)	(15,132)	159,559

		2019
		Acquisition cost	Government grants	Accumulated depreciation	Book value
		In millions of won
Land	￦	129,897	—	—	129,897
Buildings		64,590	(13)	(35,894)	28,683

	￦	194,487	(13)	(35,894)	158,580

(2)	Changes in investment properties for the years ended December 31, 2018 and 2019 are as follows:

		2018
		Beginning balance	Depreciation	Others	Ending balance
		In millions of won
Land	￦	264,205	—	(124,265)	139,940
Buildings		20,592	(924)	1	19,669
(Government grants)		(83)	1	32	(50)

	￦	284,714	(923)	(124,232)	159,559

		2019
		Beginning balance	Depreciation	Others(*)	Ending balance
		In millions of won
Land	￦	139,940	—	(10,043)	129,897
Buildings		19,669	(5,070)	14,097	28,696
(Government grants)		(50)	1	36	(13)

	￦	159,559	(5,069)	4,090	158,580

(*)

As described in Note 42, the Company reclassified land and buildings amounting to ￦2,765 million and ￦19,369 million, respectively, from assets held-for-sale to investment properties during the year ended December 31, 2019.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the years ended December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Rental income	￦	9,494	9,782
Operating and maintenance expenses related to rental income		(923)	(1,257)
Operating and maintenance expenses not related to rental income		—	(3,812)

	￦	8,571	4,713

(4)	Fair value of investment properties as of December 31, 2018 and 2019 are as follows:

		2018		2019
		Book value	Fair value	Book value	Fair value
		In millions of won
Land	￦	139,940	167,178	129,897	202,042
Buildings		19,619	23,276	28,683	38,046

	￦	159,559	190,454	158,580	240,088

The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the IFRS transition date (January 1, 2010).

(5)	All of the Company’s investment property is held under freehold interests.

20.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the years ended December 31, 2017, 2018 and 2019 are as follows:

		2017
		Beginning balance	Increase (decrease)(*)	Recognized as revenue	Ending balance
		In millions of won
Nuclear power plant construction in UAE and others	￦	7,236,888	151,891	(3,212,184)	4,176,595

(*)

For the year ended December 31, 2017, the increased balance of contracts from new orders and other is ￦438,142 million and the decreased balance of contracts due to changes in scope of construction work is ￦286,251 million.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

20.	Construction Contracts, Continued

(1)	Changes in total contract amount in which revenue is not yet recognized for the years ended December 31, 2017, 2018 and 2019 are as follows, continued:

		2018
		Beginning balance	Increase (decrease)(*)	Recognized as revenue	Ending balance
		In millions of won
Nuclear power plant construction in UAE and others	￦	4,176,595	1,186,584	(1,742,391)	3,620,788

(*)

For the year ended December 31, 2018, the increased balance of contracts from new orders and foreign exchange impact is ￦1,207,097 million and the decreased balance of contracts due to changes in scope of construction work is ￦20,513 million.

		2019
		Beginning balance	Increase (decrease)(*)	Recognized as revenue	Ending balance
		In millions of won
Nuclear power plant construction in UAE and others	￦	3,620,788	379,269	(1,264,916)	2,735,141

(*)

For the year ended December 31, 2019, the increased balance of contracts from new orders and foreign exchange impact is ￦390,224 million and the decreased balance of contracts due to changes in scope of construction work is ￦10,955 million.

(2)	Accumulated earned revenue, expense and others related to the Company’s construction contracts as of December 31, 2018 and 2019 are as follows:

		2018
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts
		In millions of won
Nuclear power plant construction in UAE and others	￦	19,801,220	18,651,188	1,150,032	—

		2019
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts
		In millions of won
Nuclear power plant construction in UAE and others	￦	20,971,487	19,566,647	1,404,840	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

20.	Construction Contracts, Continued

(3)	Gross amount due from customers recognized as contract assets and due to customers recognized as contract liabilities for contract work as of December 31, 2018 and 2019 are as follows:

		2018		2019
		Contract assets(*1)	Contract liabilities(*2)	Contract assets(*1)	Contract liabilities(*2)
		In millions of won
Nuclear power plant construction in UAE and others	￦	36,232	350,460	53,827	73,420

(*1)

Included in trade and other receivables, net, in the consolidated statements of financial position. The balance of receivables from construction contracts are ￦35,218 million and ￦46,489 million, as of December 31, 2018 and 2019, respectively.

(*2)	Included in non-financial liabilities in the consolidated statements of financial position.

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of December 31, 2018 and 2019 are as follows:

		2018
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value
		In millions of won
Software	￦	619,662	(420)	(461,981)	—	157,261
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		97,033	—	(29,921)	—	67,112
Mining rights		561,945	—	(27,421)	—	534,524
Development expenditures		878,462	(2,110)	(785,976)	—	90,376
Intangible assets under development		83,381	(10,564)	—	(12,845)	59,972
Usage rights of donated assets and other		459,682	—	(372,671)	—	87,011
Leasehold rights		25,482	—	(19,930)	—	5,552
Greenhouse gas emissions rights		7,050	—	—	—	7,050
Others		333,621	—	(104,486)	(12,051)	217,084

	￦	3,069,716	(13,094)	(1,805,784)	(24,896)	1,225,942

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

21.	Intangible Assets other than Goodwill, Continued

(1)	Intangible assets as of December 31, 2018 and 2019 are as follows, continued:

		2019
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value
		In millions of won
Software	￦	707,731	(235)	(542,736)	—	164,760
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		102,828	—	(40,389)	(9,178)	53,261
Mining rights		584,969	—	(28,456)	(512,790)	43,723
Development expenditures		916,834	(1,492)	(822,972)	(19)	92,351
Intangible assets under development		73,335	(11,029)	—	(12,845)	49,461
Usage rights of donated assets and other		582,825	—	(389,664)	—	193,161
Leasehold rights		25,989	—	(20,671)	—	5,318
Greenhouse gas emissions rights		41,656	—	—	—	41,656
Others		557,749	(79)	(119,446)	(11,939)	426,285

	￦	3,597,314	(12,835)	(1,967,732)	(546,771)	1,069,976

(2)	Changes in intangible assets for the years ended December 31, 2018 and 2019 are as follows:

		2018
		Beginning balance	Acquisition	Disposal	Amortization	Impairment(*)	Others	Ending balance
		In millions of won
Software	￦	125,891	10,861	(1)	(53,755)	—	74,685	157,681
(Government grants)		(486)	—	—	254	—	(188)	(420)
Copyrights, patents rights and other industrial rights		23,981	28	—	(8,665)	(13)	51,781	67,112
Mining rights		539,633	29,687	—	(3,186)	—	(31,610)	534,524
Development expenditures		84,518	823	—	(27,100)	—	34,245	92,486
(Government grants)		(3,702)	—	—	1,591	—	1	(2,110)
Intangible assets under development		139,910	67,383	—	—	(8,912)	(127,845)	70,536
(Government grants)		(10,540)	—	—	—	799	(823)	(10,564)
Usage rights of donated assets and other		101,658	—	—	(13,307)	—	(1,340)	87,011
(Government grants)		(11)	—	—	11	—	—	—
Leasehold rights		5,044	—	—	(667)	—	1,175	5,552
Greenhouse gas emissions rights		—	—	—	—	—	7,050	7,050
Others		181,225	1,805	(8)	(14,114)	(14)	48,190	217,084
(Government grants)		—	—	—	—	—	—	—

	￦	1,187,121	110,587	(9)	(118,938)	(8,140)	55,321	1,225,942

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the years ended December 31, 2018 and 2019 are as follows, continued:

(*)

Includes ￦8,104 million of impairment loss on the intangible assets under development in relation to the technology development of heat transfer tube owned by KEPCO Nuclear Fuel Co., Ltd., 96.36% owned subsidiary.

		2019
		Beginning balance	Acquisition	Disposal	Amortization	Impairment(*1)	Others(*2)	Ending balance
		In millions of won
Software	￦	157,681	42,694	(774)	(81,883)	—	47,277	164,995
(Government grants)		(420)	—	—	202	—	(17)	(235)
Copyrights, patents rights and other industrial rights		67,112	171	(325)	(9,196)	—	(4,501)	53,261
Mining rights		534,524	8,742	—	(7,186)	(513,519)	21,162	43,723
Development expenditures		92,486	687	—	(28,901)	(68)	29,639	93,843
(Government grants)		(2,110)	—	—	833	—	(215)	(1,492)
Intangible assets under development		70,536	56,082	—	—	—	(66,128)	60,490
(Government grants)		(10,564)	—	—	—	—	(465)	(11,029)
Usage rights of donated assets and other		87,011	—	—	(15,632)	—	121,782	193,161
(Government grants)		—	—	—	—	—	—	—
Leasehold rights		5,552	—	—	(741)	—	507	5,318
Greenhouse gas emissions rights		7,050	118,743	(7,058)	—	—	(77,079)	41,656
Others		217,084	2,307	(164)	(14,413)	(22)	221,572	426,364
(Government grants)		—	—	—	2	—	(81)	(79)

	￦	1,225,942	229,426	(8,321)	(156,915)	(513,609)	293,453	1,069,976

(*1)

KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd., 100% owned subsidiaries, performed an impairment test over the mining rights and the Company recognized the amount of the carrying amount in excess of its recoverable amount as an impairment loss.

(*2)

‘Others’ include the business rights amounting to ￦172,434 million increased from the business combination between Korea East-West Power Co., Ltd. and Eumseong Natural Gas Power Co., Ltd. (see note 51)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of December 31, 2018 and 2019 are as follows:

2018
Type	Description	Currency	Amount	Remaining useful lives
	In millions of won and thousands of Australian dollars
Software	ERP system and others	KRW	783	2 years and 2 months ~ 2 years and 4 months
	Electricity sales information system	KRW	6,477	4 years
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	9,256	3 years and 9 months
	Contributions to ARP NRC DC	KRW	46,594	9 years
Mining rights	Mining right of Bylong mine	AUD	401,225	— (*)
Development expenditures	Electricity sales information system	KRW	22,337	3 years and 3 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge Dangjin power plant load facility usage right	KRW KRW	35,923 14,167	7 years and 11 months 2 years and 3 months
Others	Occupancy and use of public waters	KRW	97,858	18 years and 1 month

(*)	Mining rights are amortized using the units-of-production method and the amortization has not commenced yet.

2019
Type	Description	Currency	Amount	Remaining useful lives
	In millions of won and thousands of Australian dollars
Software	ERP system and others	KRW	432	1 year and 2 months ~ 1 year and 4 months
	Electricity sales information system	KRW	4,824	3 years
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	6,787	2 years and 9 months
	Contributions to ARP NRC DC	KRW	34,755	8 years
Mining rights	Mining right of Bylong mine	AUD	—	— (*)
Development expenditures	Electricity sales information system	KRW	15,283	2 years and 3 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge Dangjin power plant load facility usage right	KRW KRW	31,385 7,870	6 years and 11 months 1 year and 3 months
Others	Occupancy and use of public waters	KRW	92,446	17 years and 1 month
	Business rights	KRW	171,955	29 years and 11 months

(*)

The carrying amount of mining right does not exist, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. recognized impairment losses in full during the year ended December 31, 2019.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

21.	Intangible Assets other than Goodwill, Continued

(4)	For the years ended December 31, 2017, 2018 and 2019, the Company recognized research and development expenses of ￦721,437 million, ￦723,888 million and ￦735,715 million, respectively.

22.	Trade and Other Payables

Trade and other payables as of December 31, 2018 and 2019 are as follows:

		2018		2019
		Current	Non-current	Current	Non-current
		In millions of won
Trade payables	￦	3,411,830	—	2,859,721	—
Other trade payables		1,630,860	2,626,876	1,952,659	2,446,714
Accrued expenses		1,127,796	1,859	1,028,869	2,033
Leasehold deposits received		1,949	1,084	2,571	709
Other deposits received		169,317	72,453	163,382	68,702
Lease liabilities		—	—	635,349	4,434,784
Finance lease liabilities		57,200	226,606	—	—
Dividends payable		6,443	—	6,851	—
Others(*)		—	12,818	—	12,818

	￦	6,405,395	2,941,696	6,649,402	6,965,760

(*)	Details of others as of December 31, 2018 and 2019 are as follows:

		2018		2019
		Current	Non-current	Current	Non-current
		In millions of won
Advance received from local governments	￦	—	5,818	—	5,818
Others		—	7,000	—	7,000

	￦	—	12,818	—	12,818

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Current liabilities
Short-term borrowings	￦	860,602	1,098,555
Current portion of long-term borrowings		312,994	217,579
Current portion of debt securities		6,790,778	7,545,485
Less : Current portion of discount on long-term borrowings		(972)	(1,000)
Less : Current portion of discount on debt securities		(1,974)	(2,780)
Add : Current portion of premium on debt securities		20	—

		7,961,448	8,857,839

Non-current liabilities
Long-term borrowings		3,280,015	3,411,052
Debt securities		49,905,077	55,716,183
Less : Discount on long-term borrowings		(22,000)	(21,309)
Less : Discount on debt securities		(89,913)	(88,920)
Add: Premium on debt securities		—	1,696

		53,073,179	59,018,702

	￦	61,034,627	67,876,541

(2)	Repayment schedule of borrowings and debt securities as of December 31, 2018 and 2019 are as follows:

2018
Type		Borrowings	Debt Securities
		In millions of won
Less than 1 year	￦	1,173,596	6,790,778
1~ 5 years		1,911,226	30,175,734
Over 5 years		1,368,789	19,729,343

	￦	4,453,611	56,695,855

2019
Type		Borrowings	Debt Securities
		In millions of won
Less than 1 year	￦	1,316,134	7,545,485
1~ 5 years		2,113,404	31,552,963
Over 5 years		1,297,648	24,163,220

	￦	4,727,186	63,261,668

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of December 31, 2018 and 2019 are as follows:

2018
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
In millions of won and thousands of foreign currencies
Local short-term borrowings	KTB Investment and securities and others	2.05~2.51	2019.01.04~ 2019.02.20	—	￦	674,000
Foreign short-term borrowings	SCNT and others	4.60~6.50	2019.12.03	USD 8,955		10,013
Foreign short-term borrowings	BDO Unibank	6.59	2020.12.17(*)	PHP 450,000		9,581
Local bank overdraft	Nonghyup Bank	2.59~3.09	2019.01.10~ 2019.12.31	—		142,773
Local bank overdraft	Woori Bank	Standard overdraft rate+1.09	2019.02.26	—		24,235

					￦	860,602

2019
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
In millions of won and thousands of foreign currencies
Local short-term borrowings	DB financial investment and others	2.00~2.20	2020.01.13~ 2020.02.05	—	￦	280,000
Foreign short-term borrowings	LG-CNS	4.60	2020.06.30	USD 23,699		27,439
Foreign short-term borrowings	BDO Unibank	3.92	2020.12.20	PHP 225,000		5,130
Foreign short-term borrowings	Mizuho Bank	4.60	2020.06.30	USD 11,027		12,767
Electronic short-term bonds	Mirae asset daewoo and others	1.72~2.20	2020.01.10~ 2020.02.05	—		400,000
Local bank overdraft	Korea development Bank and others	1.98~2.75	2020.01.01~ 2020.04.16	—		373,219

					￦	1,098,555

(*)	The contractual maturity is 2020 but is classified as short-term borrowing due to intention of early payment in 3 months after borrowing.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2018 and 2019 are as follows:

2018
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
Local long-term borrowings
Korea Development Bank	Others	0.50	2019~2044	—	￦	4,154
	Facility	2.45~4.60	2023~2028	—		66,793
	Operating funds	2.59~3.56	2020~2021	—		67,000
	Operating funds	1yr KoFC bond rate+0.95	2020	—		14,000
Hana Bank	Commercial Paper	3M CD+0.19~0.32	2021~2023	—		950,000
	Facility	4.60	2028	—		13,781
	Facility	3yr KTB rate-1.25	2019~2028	—		8,072
IBK	PF Refinancing	CD+1.25	2030	—		22,500
Export-Import Bank of Korea	Project loans	1.50	2026	—		22,096
	Operating funds	2.21	2020	—		35,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025	—		5,558
	Facility	3yr KTB rate-2.25	2019~2024	—		2,589
	Project loans	—	2023	—		1,197
	Others	KTB rate -2.25	2024~2028	—		17,347
Shinhan Bank	Collateral borrowing	2.32	2019	—		30,000
	Facility	CB rate+1.10	2028	—		20,672
	Others	3.95	2035	—		103,851
	Others	Standard overdraft rate+1.00	2035	—		103,851
Kookmin Bank	Facility	3.16	2020	—		10,000
	Facility	MOR+0.79	2023	—		30,333
Others	Facility	1.75~4.60	2026~2036	—		168,080
	Facility	CB rate+1.10~1.60	2023~2036	—		52,810
	PF Refinancing	4.10	2030	—		62,500
	Others	4.50~7.90	2022~2039	—		102,347

						1,914,531

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2018 and 2019 are as follows, continued:

2018
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD 8,744		9,776
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~ 3.20	2036	USD 123,909		138,542
	Direct loan and others	3M Libor+2.75~ 3.70	2027	JOD 158,524		249,783
	Commercial loan and others	3M Libor+1.50~ 2.50	2030~2033	USD 277,538		310,315
	PF Loan	6M Libor+1.70~ 2.50	2032	USD 126,798		141,773
	Others	3.88	2021	USD 278,105		310,427
SCNT and others	Shareholder’s loan	8.00	2031	JOD 4,853		7,647
	Shareholder’s loan	6.50~8.00	2023	USD 44,680		49,956
PT PJB	Shareholder’s loan	12.75	2019	IDR 5,569,304		428
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY 5,286,835		53,565
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY 3,410,381		34,553
SMBC and others	Equity Bridge Loan	1M Libor+0.90	2019	USD 44,019		49,218
IFC and others	Others	6M Libor+5.00	2031	PKR 25,900,420		206,944
Federal Financing Bank and others	PF loan	2.39~13.00	2031~2038	USD 102,322		114,406
Others	Others	—	2019	USD 1,025		1,145

						1,678,478

						3,593,009
Less : Discount on long-term borrowings						(22,972)
Less : Current portion of long-term borrowings						(312,994)
Add : Current portion of discount on long-term borrowings						972

					￦	3,258,015

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2018 and 2019 are as follows, continued:

2019
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
Local long-term borrowings
Korea Development Bank	Others	0.50	2020~2044	—	￦	3,500
	Facility	2.50~4.60	2023~2028	—		59,845
	Operating funds	2.33~3.04	2020~2022	—		55,000
	Operating funds	1yr KoFC bond rate +0.95	2020~2022	—		24,000
Hana Bank	Commercial Paper	3M CD+0.13~0.32	2021~2024	—		1,150,000
	Facility	4.60	2028	—		12,466
	Facility	3yr KTB rate-1.25	2020~2028	—		6,699
IBK	PF Refinancing	CD+1.25	2030	—		10,497
Export-Import Bank of Korea	Project loans	1.50	2026	—		19,150
	Operating funds	2.21	2020	—		35,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025	—		4,350
	Facility	3yr KTB rate-2.25	2020~2024	—		2,058
	Project loans	—	2023	—		1,197
	Others	KTB rate-2.25	2024~2028	—		15,696
Shinhan Bank	Facility	CB rate+1.10	2028	—		18,698
	Others	3.95	2035	—		99,146
	Others	Standard overdraft rate+1.00	2035	—		99,146
Kookmin Bank	Facility	3.16	2020	—		10,000
	Facility	MOR+0.79	2023	—		23,333
Others	Facility	1.75~6.80	2026~2036	—		390,044
	Facility	CB rate+1.10~1.60 Standard overdraft rate+2.45	2023~2036	—		111,834
	PF Refinancing	4.10	2030	—		29,159
	Others	4.50~7.90	2022~2039	—		102,348

						2,283,166

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2018 and 2019 are as follows, continued:

2019
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD 8,744		10,123
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD 101,912		117,994
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD 146,380		239,039
	PF Loan	6M Libor+2.50~2.70	2032	USD 118,684		137,412
	Others	3.88	2021	USD 289,709		334,685
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD 13,000		15,051
	Shareholder’s loan	8.00	2031	JOD 4,853		7,925
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY 4,981,038		52,972
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY 3,213,121		34,171
IFC and others	Others	6M Libor+5.00	2031	PKR 37,252,930		278,652
Federal Financing Bank and others	PF Loan	2.39~13.00	2031~2038	USD 101,380		117,377
Others	Others	—	—	USD 57		64

						1,345,465

						3,628,631
Less : Discount on long-term borrowings						(22,309)
Less : Current portion of long-term borrowings						(217,579)
Add : Current portion of discount on long-term borrowings						1,000

					￦	3,389,743

(5)	Local debt securities as of December 31, 2018 and 2019 are as follows:

	Issue date	Maturity	Interest rate (%)		2018	2019
	In millions of won
Electricity Bonds	2010.04.08~ 2019.12.30	2020.01.12~ 2049.10.24	1.32~5.26	￦	24,480,000	28,450,000
Corporate Bonds(*)	2009.10.16~ 2019.12.19	2020.02.22~ 2049.12.19	1.29~6.00		23,223,228	24,463,577

					47,703,228	52,913,577
Less : Discount on local debt securities					(41,247)	(42,274)
Less : Current portion of local debt securities					(5,330,000)	(6,340,000)
Add : Current portion of discount on local debt securities					1,035	1,409

				￦	42,333,016	46,532,712

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of December 31, 2018 and 2019 are as follows, continued:

(*)	Corporate bonds of HeeMang Sunlight Power Co., Ltd. amounting to ￦2,697 million can be redeemed every March 31 after five years from its issue date, March 31, 2016.

(6)	Foreign debt securities as of December 31, 2018 and 2019 are as follows:

	2018
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
	In millions of won and thousands of foreign currencies
FY-96	1996.04.01~ 1996.12.06	2026.12.01~ 2096.04.01	6.00~8.37	USD 249,071	￦	278,488
FY-97	1997.01.31~ 1997.08.04	2027.02.01~ 2027.08.01	6.75~7.00	USD 314,717		351,885
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		320,805
FY-11	2011.07.13	2021.07.13	4.75	USD 500,000		559,050
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		838,575
FY-13	2013.09.26~ 2013.10.23	2019.03.26~ 2019.04.23	1.50~1.63	CHF 400,000		454,488
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		256,038
FY-14	2014.02.11~ 2014.12.02	2019.02.11~ 2029.07.30	2.38~3.57	USD 1,500,000		1,677,150
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		335,430
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000		335,430
FY-17	2017.04.12~ 2017.07.25	2020.04.12~ 2027.07.25	2.38~3.13	USD 1,100,000		1,229,910
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		51,166
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		56,061
FY-18	2018.01.29~ 2018.07.25	2021.01.29~ 2023.07.25	3.00~3.88	USD 1,800,000		2,012,580
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		235,571

						8,992,627
Less : Discount on foreign debt securities						(50,640)
Add : Premium on foreign debt securities						20
Less : Current portion of foreign debt securities						(1,460,778)
Add : Current portion of discount on foreign debt securities						939
Less: Current portion of premium on foreign debt securities						(20)

					￦	7,482,148

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of December 31, 2018 and 2019 are as follows, continued:

	2019
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
	In millions of won and thousands of foreign currencies
FY-96	1996.04.01~ 1996.12.06	2026.12.01~ 2096.04.01	6.00~7.95	USD 249,074	￦	288,379
FY-97	1997.01.31~ 1997.08.04	2027.02.01~ 2027.08.01	6.75~7.00	USD 314,717		364,379
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		332,196
FY-11	2011.07.13	2021.07.13	4.75	USD 500,000		578,900
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		868,350
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		263,361
FY-14	2014.07.30~ 2014.12.02	2020.06.02~ 2029.07.30	2.50~3.57	USD 600,000		694,680
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		347,340
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000		347,340
FY-17	2017.04.12~ 2017.07.25	2020.04.12~ 2027.07.25	2.38~3.13	USD 1,100,000		1,273,580
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		51,897
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		55,737
FY-18	2018.01.29~ 2018.07.25	2021.01.29~ 2023.07.25	3.00~3.88	USD 1,800,000		2,084,040
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		245,289
FY-19	2019.01.22~ 2019.06.24	2022.01.22~ 2024.06.24	2.50~3.38	USD 800,000		926,240
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		239,104
FY-19	2019.07.19	2024.07.19~ 2027.07.19	0~0.05	CHF 300,000		358,656
FY-19	2019.07.22	2022.07.22	2.38	USD 300,000		347,340
FY-19	2019.10.31	2024.10.30	3M BBSW+97bp	AUD 300,000		243,102
FY-19	2019.12.19	2037.12.31	3.3~5.7	USD 378,460		438,181

						10,348,091
Less : Discount on foreign debt securities						(49,426)
Add : Premium on foreign debt securities						1,696
Less : Current portion of foreign debt securities						(1,205,485)
Add : Current portion of discount on foreign debt securities						1,371

					￦	9,096,247

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

23.	Borrowings and Debt Securities, Continued

(7)	Changes in borrowings and debt securities for the years ended December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Beginning balance	￦	54,747,392	61,034,627
Cash flow		5,972,336	6,342,074
Effect of exchange rate fluctuations		322,515	494,414
Increase from the business combination		—	2,900
Others		(7,616)	2,526

Ending balance	￦	61,034,627	67,876,541

24.	Lease

1)	Company as a lessee

(1)	Lease contracts

The Company had recognized finance lease assets and liabilities only for those lease contracts classified as finance lease contracts under IAS 17 ‘Lease’. However, upon adoption of IFRS 16 ‘Lease’, the Company additionally recognized right-of-use assets and lease liabilities for those lease contracts that were classified operating lease previously under IAS 17 ‘Lease’.

The Company applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ￦20,127 million as expense for the year ended December 31, 2019. The Company also applies the leases of low-value assets recognition exemption to leases contracts with underlying assets considered to be low value (i.e., approximately less than ￦5 million), and recognized ￦1,616 million as expense for the year ended December 31, 2019.

The Company has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of December 31, 2019 are as follows:

		2019
		Acquisition cost	Government grants	Accumulated depreciation	Book value
		In millions of won
Land	￦	693,103	—	(49,029)	644,074
Buildings		54,980	—	(20,403)	34,577
Structures		28,198	—	(2,554)	25,644
Machinery		1,308	—	(484)	824
Ships		4,113,754	—	(425,465)	3,688,289
Vehicles		20,817	—	(7,109)	13,708
Others(*)		2,661,850	—	(2,285,393)	376,457

	￦	7,574,010	—	(2,790,437)	4,783,573

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

24.	Lease, Continued

(2)	Right-of-use assets as of December 31, 2019 are as follows, continued:

(*)	Including power purchase agreements (“PPA”) with GS EPS and two other LNG combined power suppliers.

(3)	Changes in right-of-use assets for the year ended December 31, 2019 are as follows:

		Beginning balance	Changes in accounting policies(*)	Increase	Depreciation	Ending balance
		In millions of won
Land	￦	—	684,386	8,717	(49,029)	644,074
Buildings		—	36,874	18,106	(20,403)	34,577
Structures		—	20,840	7,358	(2,554)	25,644
Machinery		—	—	1,308	(484)	824
Ships		—	3,986,947	126,807	(425,465)	3,688,289
Vehicles		—	11,258	9,559	(7,109)	13,708
Others(*)		—	403,346	49,141	(76,030)	376,457

	￦	—	5,143,651	220,996	(581,074)	4,783,573

(*)	Including transferred amount of ￦195,704 million, which was classified as finance lease assets as of December 31, 2018.

(4)	Lease liabilities as of December 31, 2018 and December 31, 2019 are as follows:

		2018
		Minimum lease payment	Present value of minimum lease payment
		In millions of won
Less than 1 year	￦	87,709	57,200
1 ~ 5 years		228,783	170,676
More than 5 years		65,250	55,930

	￦	381,742	283,806

		2019
		In millions of won
Less than 1 year	￦	686,445
1 ~ 5 years		2,334,883
More than 5 years		2,735,681

		5,757,009
Less : Discount		(686,876)

Present value of lease payment	￦	5,070,133

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

24.	Lease, Continued

(5)	The details of the liquidity classification of lease liabilities (Prior year : finance lease liabilities) as of December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Current lease liabilities	￦	57,200	635,349
Non-current lease liabilities		226,606	4,434,784

	￦	283,806	5,070,133

(6)	Changes in lease liabilities for the years ended December 31, 2018 and 2019 are as follows:

		2018
		Beginning balance	Acquisition	Decrease	Ending balance
		In millions of won
Finance lease liabilities	￦	418,260	—	(134,454)	283,806

		2019
		Beginning balance	Changes in accounting policies	Increase	Decrease	Interest expenses	Others(*)	Ending balance
		In millions of won
Lease liabilities	￦	283,806	4,943,584	218,800	(659,387)	85,950	197,380	5,070,133

(*)	Including translation effect of foreign currency lease liabilities and others.

(7)	Details of expense relating to lease contracts as lessee for the year ended December 31, 2019 are as follows:

		2019
		In millions of won
Depreciation of right-of-use assets	￦	581,074
Interest expenses of lease liabilities		85,950
Leases expenses for short-term leases		20,127
Leases expenses for leases of low-value assets		1,616
Variable lease payments		(15,912)

	￦	672,855

(8)	Minimum lease payment and contingent rent payment recognized as an expense as a lessee for the year ended December 31, 2018 are as follows:

		2018
		In millions of won
Minimum lease payment	￦	111,530
Contingent rent payment		(18,872)

	￦	92,658

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

24.	Lease, Continued

(9)	The total cash outflow related to the lease contract, including cash outflows due to short-term leases and leases of low-value asset leases, amounts to ￦665,218 million.

2)	Company as a lessor

(1)	Finance lease contracts

The Company entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25-year lease term, and an 89.1MW level Fujeij wind power plant over a 20-year lease term. Also, the Company has provided fly-ash pipe conduit as finance leases with an average lease term of 7 years. In addition, the Company provides 30 energy storage system installation projects and 96 energy efficiency contracts as finance leases with a lease term of 1 to 10 years. Also, the Company entered into a PPA with the Comission Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profit and loss related to finance lease:

2019
In millions of won
Finance income on the net investment in the lease	￦	97,392

(3)	Maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of December 31, 2019 are as follows:

		2019
		In millions of won
Less than 1 year	￦	173,093
1 ~ 2 years		150,895
2 ~ 3 years		150,596
3 ~ 4 years		149,364
4 ~ 5 years		145,964
More than 5 years		1,740,652

		2,510,564
Less : Unearned finance income		(1,331,723)

Net investment in the lease	￦	1,178,841

The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 3.5% up to 16.48% per year as of December 31, 2019. (prior year : 3.5% ~ 9.12%)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

24.	Lease, Continued

(4)	Finance lease receivables as of December 31,2018 are as follows:

		2018
		Minimum lease payment	Present value of minimum lease payment
		In millions of won
Less than 1 year	￦	124,918	84,688
1 ~ 5 years		467,518	223,622
More than 5 years		1,333,016	675,036

	￦	1,925,452	983,346

(5)	Changes in the allowance for doubtful accounts of finance lease receivables for the year ended December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Beginning balance	￦	—	1,133
Bad debt expense		1,133	—
Reversal of allowance for doubtful accounts		—	(271)

Ending balance	￦	1,133	862

25.	Employment Benefits

(1)	Employment benefit obligations as of December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Net defined benefit asset	￦	—	(1,047)
Net defined benefit obligations		1,638,785	1,925,134
Other long-term employee benefit obligations		6,284	4,720

	￦	1,645,069	1,928,807

(2)	Principal assumptions on actuarial valuation as of December 31, 2018 and 2019 are as follows:

	2018	2019
Discount rate	2.24%~2.90%	1.92%~2.05%
Future salary and benefit levels	4.88%	4.39%
Weighted average duration	13.71 years	13.23 years

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

25.	Employment Benefits, Continued

(3)	Details of expense relating to defined benefit plans for the years ended December 31, 2017, 2018 and 2019 are as follows:

		2017	2018	2019
		In millions of won
Current service cost	￦	392,820	369,899	440,300
Interest cost		79,524	87,687	83,619
Expected return on plan assets		(31,307)	(42,135)	(41,597)
Past service cost		—	—	301,442
Loss from settlement		(1,055)	(767)	(2,017)

	￦	439,982	414,684	781,747

Expenses as described above are recognized in those items below in the financial statements.

		2017	2018	2019
		In millions of won
Cost of sales	￦	332,249	308,672	580,623
Selling and administrative expenses		59,111	51,903	120,455
Others (Construction-in-progress and others)		48,622	54,109	80,669

	￦	439,982	414,684	781,747

In addition, for the years ended December 31, 2017, 2018 and 2019, employee benefit obligations expenses of ￦65,603 million, ￦66,833 million and ￦71,844 million, respectively, are recognized as cost of sales, and ￦11,983 million, ￦13,204 million and ￦12,775 million, respectively, are recognized as selling and administrative expenses, and ￦13,332 million, ￦14,189 million and ￦13,893 million, respectively, are recognized as construction-in-progress and others, relates to the Company’s defined contribution plans.

(4)	Details of defined benefit obligations as of December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Present value of defined benefit obligation from funded plans	￦	3,414,116	4,035,400
Fair value of plan assets		(1,775,331)	(2,111,313)

		1,638,785	1,924,087
Present value of defined benefit obligation from unfunded plans		—	—

Net liabilities incurred from defined benefit plans	￦	1,638,785	1,924,087

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

25.	Employment Benefits, Continued

(5)	Changes in the present value of defined benefit obligations for the years ended December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Beginning balance	￦	2,951,842	3,414,116
Current service cost		369,899	440,300
Interest cost(*)		87,687	83,619
Remeasurement component		154,939	(93,736)
Past service cost		—	301,442
Loss from settlement		(767)	(2,018)
Actual payments		(149,454)	(108,057)
Others		(30)	(266)

Ending balance	￦	3,414,116	4,035,400

(*)	Corporate bond (AAA rated) yield at year-end is applied to measure the interest cost on employee benefit obligations.

(6)	Changes in the fair value of plan assets for the years ended December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Beginning balance	￦	1,475,641	1,775,331
Expected return		42,135	41,597
Remeasurement component		(12,308)	(11,186)
Contributions by the employers		330,064	348,386
Actual payments		(60,201)	(42,815)

Ending balance	￦	1,775,331	2,111,313

In addition, loss on accumulated remeasurement component amounting to ￦219,381 million and ￦117,779 million has been recognized as other comprehensive income or loss for the years ended December 31, 2018 and 2019, respectively.

(7)	Details of the fair value of plan assets as of December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Equity instruments	￦	96,823	189,235
Debt instruments		510,184	648,265
Bank deposit		275,518	199,743
Others		892,806	1,074,070

	￦	1,775,331	2,111,313

For the years ended December 31, 2018 and 2019, actual returns on plan assets amounted to ￦29,827 million and ￦30,411 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

25.	Employment Benefits, Continued

(8)	Remeasurement component recognized in other comprehensive income (loss) for the years ended December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Actuarial gain from changes in financial assumptions	￦	186,428	(2,916)
Experience adjustments, etc.		(31,489)	(90,820)
Expected return		12,308	11,186

	￦	167,247	(82,550)

Remeasurement component recognized as other comprehensive income or loss is recorded in retained earnings.

26.	Provisions

(1)	Provisions as of December 31, 2018 and 2019 are as follows:

		2018		2019
		Current	Non-current	Current	Non-current
		In millions of won
Employment benefits
Provisions for employment benefits	￦	976,347	—	975,619	—
Litigation
Litigation provisions		40,157	37,636	39,177	49,221
Decommissioning cost
Nuclear plants		—	13,388,134	—	15,994,039
Spent fuel		—	1,291,354	401,741	953,539
Radioactive waste		4,310	1,680,698	77,053	1,811,029
PCBs		—	147,668	—	152,981
Other recovery provisions		—	10,477	—	10,773
Others
Power plant regional support program		137,668	—	140,133	—
Transmission regional support program		151,698	—	139,785	—
Provisions for tax		6,845	—	—	—
Provisions for financial guarantee		1,320	14,266	111	81,246
Provisions for RPS		93,919	—	2,889	—
Provisions for greenhouse gas emissions obligations		136,187	—	682,459	—
Others		46,347	15,515	145,754	13,220

	￦	1,594,798	16,585,748	2,604,721	19,066,048

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

26.	Provisions, Continued

(2)	Changes in provisions for the years ended December 31, 2018 and 2019 are as follows:

		2018
		Beginning balance	Increase in provision	Payment	Reversal	Others	Ending balance
		In millions of won
Employment benefits
Provisions for employment benefits	￦	913,787	912,440	(843,281)	(6,599)	—	976,347
Litigation
Litigation provisions(*)		73,576	234,517	(216,187)	(13,847)	(266)	77,793
Decommissioning cost
Nuclear plants		13,007,228	411,316	(30,410)	—	—	13,388,134
Spent fuel		1,339,046	435,007	(482,699)	—	—	1,291,354
Radioactive waste		1,638,371	112,815	(66,178)	—	—	1,685,008
PCBs		180,087	4,600	(13,758)	(23,261)	—	147,668
Other recovery provisions		6,659	2,125	—	—	1,693	10,477
Others
Power plant regional support program		153,756	46,366	(71,978)	—	9,524	137,668
Transmission regional support program		243,365	141,661	(233,328)	—	—	151,698
Provisions for tax		61	6,821	—	—	(37)	6,845
Provisions for financial guarantee		23,475	1,179	(67)	(8,432)	(569)	15,586
Provisions for RPS		271,624	297,802	(475,507)	—	—	93,919
Provisions for greenhouse gas emissions obligations		414,252	131,860	(350,356)	(59,569)	—	136,187
Others		96,925	44,732	(82,632)	(745)	3,582	61,862

	￦	18,362,212	2,783,241	(2,866,381)	(112,453)	13,927	18,180,546

(*)

As described in Note 50.(1), the Company believes that the possibility of economic benefit outflow is probable on the request for additional construction costs of Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd. For this reason, the Company recognized ￦204,787 million of provision in addition to property, plant and equipment.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

26.	Provisions, Continued

(2)	Changes in provisions for the years ended December 31, 2018 and 2019 are as follows, continued:

		2019
		Beginning balance	Increase in provision	Payment	Reversal	Others	Ending balance
		In millions of won
Employment benefits
Provisions for employment benefits	￦	976,347	900,033	(879,980)	(20,781)	—	975,619
Litigation
Litigation provisions		77,793	59,366	(17,236)	(31,525)	—	88,398
Decommissioning cost
Nuclear plants		13,388,134	2,639,562	(33,657)	—	—	15,994,039
Spent fuel		1,291,354	440,029	(376,103)	—	—	1,355,280
Radioactive waste		1,685,008	209,551	(6,787)	—	310	1,888,082
PCBs		147,668	14,251	(8,938)	—	—	152,981
Other recovery provisions		10,477	2,020	(2,033)	—	309	10,773
Others
Power plant regional support program		137,668	41,341	(48,390)	—	9,514	140,133
Transmission regional support program		151,698	169,616	(181,529)	—	—	139,785
Provisions for tax		6,845	—	—	(6,847)	2	—
Provisions for financial guarantee		15,586	83,910	(16,589)	(1,551)	1	81,357
Provisions for RPS		93,919	222,119	(313,149)	—	—	2,889
Provisions for greenhouse gas emissions obligations		136,187	724,002	(152,463)	(25,267)	—	682,459
Others		61,862	113,751	(16,217)	(833)	411	158,974

	￦	18,180,546	5,619,551	(2,053,071)	(86,804)	10,547	21,670,769

27.	Government Grants

(1)	Government grants as of December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Land	￦	(21,968)	(21,817)
Buildings		(63,189)	(61,920)
Structures		(190,854)	(186,554)
Machinery		(173,242)	(158,907)
Vehicles		(4,220)	(2,275)
Equipment		(418)	(241)
Tools		(675)	(403)
Construction-in-progress		(54,740)	(61,211)
Finance lease assets		(26)	—
Investment properties		(50)	(13)
Software		(420)	(235)
Development expenditures		(2,110)	(1,492)
Intangible assets under development		(10,564)	(11,029)
Other intangible assets other than goodwill		—	(79)

	￦	(522,476)	(506,176)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

27.	Government Grants, Continued

(2)	Changes in government grants for the years ended December 31, 2018 and 2019 are as follows:

		2018
		Beginning balance	Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
		In millions of won
Cash	￦	—	(30,416)	—	—	—	30,416	—
Land		(21,968)	—	—	—	—	—	(21,968)
Buildings		(63,539)	—	—	6,836	31	(6,517)	(63,189)
Structures		(196,414)	—	—	10,292	3,270	(8,002)	(190,854)
Machinery		(183,188)	—	—	18,099	823	(8,976)	(173,242)
Vehicles		(6,322)	—	—	2,146	—	(44)	(4,220)
Equipment		(761)	—	—	365	—	(22)	(418)
Tools		(1,027)	—	—	432	—	(80)	(675)
Construction-in-progress		(49,084)	—	18,239	—	—	(23,895)	(54,740)
Finance lease assets		(27)	—	—	1	—	—	(26)
Investment properties		(83)	—	—	1	—	32	(50)
Software		(486)	—	—	254	—	(188)	(420)
Development expenditures		(3,702)	—	—	1,591	—	1	(2,110)
Intangible assets under development		(10,540)	—	—	—	—	(24)	(10,564)
Usage rights of donated assets and other		(11)	—	—	11	—	—	—

	￦	(537,152)	(30,416)	18,239	40,028	4,124	(17,299)	(522,476)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

27.	Government Grants, Continued

(2)	Changes in government grants for the years ended December 31, 2018 and 2019 are as follows, continued:

		2019
		Beginning balance	Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
		In millions of won
Cash	￦	—	(21,705)	—	—	—	21,705	—
Land		(21,968)	—	—	—	151	—	(21,817)
Buildings		(63,189)	—	—	6,214	—	(4,945)	(61,920)
Structures		(190,854)	—	—	9,373	2,405	(7,478)	(186,554)
Machinery		(173,242)	—	—	17,993	635	(4,293)	(158,907)
Vehicles		(4,220)	—	—	2,170	5	(230)	(2,275)
Equipment		(418)	—	—	262	—	(85)	(241)
Tools		(675)	—	—	281	—	(9)	(403)
Construction-in-progress		(54,740)	—	12,338	—	—	(18,809)	(61,211)
Finance lease assets		(26)	—	—	—	—	26	—
Investment properties		(50)	—	—	1	—	36	(13)
Software		(420)	—	—	202	—	(17)	(235)
Development expenditures		(2,110)	—	—	833	—	(215)	(1,492)
Intangible assets under development		(10,564)	—	—	—	—	(465)	(11,029)
Others		—	—	—	2	—	(81)	(79)

	￦	(522,476)	(21,705)	12,338	37,331	3,196	(14,860)	(506,176)

28.	Deferred Revenues

Deferred revenue for the years ended December 31, 2018 and 2019 are as follows which included in current and non-current non-financial liabilities in the consolidated statements of financial position:

		2018	2019
		In millions of won
Beginning balance	￦	8,325,181	8,606,563
Increase during the current year		875,930	1,199,783
Recognized as revenue during the current year		(594,548)	(604,808)

Ending balance	￦	8,606,563	9,201,538

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

29.	Non-financial Liabilities

Non-financial liabilities as of December 31, 2018 and 2019 are as follows:

		2018		2019
		Current	Non-current	Current	Non-current
		In millions of won
Advance received	￦	3,724,238	80,937	3,825,240	192,863
Unearned revenue		63,038	4,690	30,988	6,589
Deferred revenue		556,072	8,050,491	590,928	8,610,610
Withholdings		172,454	10,856	160,977	10,901
Others		1,058,239	13,059	1,080,220	13,489

	￦	5,574,041	8,160,033	5,688,353	8,834,452

30.	Contributed Capital

(1)	Details of shares issued as of December 31, 2018 and 2019 are as follows:

	2018
	Shares authorized	Shares issued		Par value per share (in won)	Owned by government(*)	Owned by others	Total
	In millions of won except share information
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ￦1,056,176 million is included.

	2019
	Shares authorized	Shares issued		Par value per share (in won)	Owned by government(*)	Owned by others	Total
	In millions of won except share information
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ￦1,056,176 million is included.

(2)	Details in number of outstanding capital stock for the years ended December 31, 2018 and 2019 are as follows.

	2018	2019
	Number of shares
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Share premium	￦	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Legal reserve(*)	￦	1,604,910	1,604,910
Voluntary reserves		35,906,267	34,785,425
Retained earnings before appropriations		14,007,942	12,811,798

Retained earnings	￦	51,519,119	49,202,133

(*)

The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Reserve for investment on social overhead capital	￦	5,277,449	5,277,449
Reserve for research and human development(*)		330,000	330,000
Reserve for business expansion		30,088,818	28,967,976
Reserve for equalizing dividends		210,000	210,000

	￦	35,906,267	34,785,425

(*)

The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the years ended December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Beginning balance	￦	53,370,558	51,519,119
Effect of change in accounting policy		71,928	—
Net profit (loss) for the period attributed to owner of the Company		(1,314,567)	(2,345,517)
Changes in equity method retained earnings		(1,153)	(6,789)
Remeasurements of defined benefit liability, net of tax		(100,495)	36,160
Transfer of gain (loss) on valuation of financial assets through other comprehensive income		—	(840)
Dividends paid		(507,152)	—

Ending balance	￦	51,519,119	49,202,133

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for the years ended December 31, 2017, 2018 and 2019 are as follows:

	2017
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid
					(In won)
Common shares	641,964,077	—	641,964,077	￦	1,980	1,271,089

	2018
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid
					(In won)
Common shares	641,964,077	—	641,964,077	￦	790	507,152

	2019
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid
					(In won)
Common shares	641,964,077	—	641,964,077	￦	—	—

(5)	Changes in retained earnings of investments in associates and joint ventures for the years ended December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Beginning balance	￦	5,122	3,969
Changes		(1,153)	(6,789)

Ending balance	￦	3,969	(2,820)

(6)	Changes in remeasurement components for the years ended December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Beginning balance	￦	(43,513)	(219,381)
Changes		(154,198)	76,395
Income tax effect		53,703	(40,235)
Transfer to reserve for business expansion		(75,373)	65,442

Ending balance	￦	(219,381)	(117,779)

32.	Statement of Disposition of Deficit

For the year ended December 31, 2018, KEPCO’s retained earnings were appropriated on March 22, 2019. For the year ended December 31, 2019, KEPCO’s deficits were appropriated on March 27, 2020. Statements

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

32.	Statement of Disposition of Deficit, Continued

of disposition of deficit and appropriation of retained earnings of KEPCO, the controlling company, for the years ended December 31, 2018 and 2019, respectively, are as follows:

		2018	2019
		In millions of won except for dividends per share
I. Retained earnings before appropriations (undisposed deficit)
Unappropriated retained earnings carried over from prior years	￦	—	—
Effect of change in accounting policy		39,813	—
Net income (loss)		(1,095,213)	(2,594,957)
Remeasurements of the defined benefit plan		(65,442)	(11,402)

		(1,120,842)	(2,606,359)

II. Transfer from voluntary reserves		1,120,842	2,606,359

III. Subtotal (I+II)		—	—

IV. Appropriations of retained earnings		—	—
V. Unappropriated retained earnings to be carried over forward to subsequent year		—	—

33.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interest) as of December 31, 2018 and 2019 are as follows:

Issuer	Hybrid bond	Issued date	Maturity	Yield (%)		2018	2019
	In millions of won
Korea South-East Power Co., Ltd.	1st hybrid bond	2012.12.07	2042.12.06	4.38	￦	170,000	170,000
Korea South-East Power Co., Ltd.	2nd hybrid bond	2012.12.07	2042.12.06	4.44		230,000	230,000
Expense of issuance						(1,090)	(1,090)

					￦	398,910	398,910

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

34.	Other Components of Equity

(1)	Other components of equity of the parent as of December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Other capital surplus	￦	1,234,825	1,226,364
Accumulated other comprehensive loss		(358,570)	(280,730)
Other equity		13,294,973	13,294,973

	￦	14,171,228	14,240,607

(2)	Changes in other capital surplus for the years ended December 31, 2018 and 2019 are as follows:

		2018			2019
		Gains on disposal of treasury stocks	Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
		In millions of won
Beginning balance	￦	387,524	846,269	1,233,793	387,524	847,301	1,234,825
Issuance of share capital of subsidiary		—	1,032	1,032	—	—	—
Others		—	—	—	—	(8,461)	(8,461)

Ending balance	￦	387,524	847,301	1,234,825	387,524	838,840	1,226,364

(3)	Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2018 and 2019 are as follows:

		2018
		Financial asset at fair value through other comprehensive income valuation reserve	Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
		In millions of won
Beginning balance	￦	29,268	66,464	(318,159)	(49,030)	(271,457)
Effect of change in accounting Policy		(76,851)	—	—	—	(76,851)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(34,125)	—	—	—	(34,125)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	57,089	—	—	57,089
Foreign currency translation of foreign operations, net of tax		—	—	(32,086)	—	(32,086)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(1,140)	(1,140)

Ending balance	￦	(81,708)	123,553	(350,245)	(50,170)	(358,570)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

34.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2018 and 2019 are as follows, continued:

		2019
		Financial asset at fair value through other comprehensive income valuation reserve	Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
		In millions of won
Beginning balance	￦	(81,708)	123,553	(350,245)	(50,170)	(358,570)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(10,891)	—	—	—	(10,891)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	19,343	—	—	19,343
Foreign currency translation of foreign operations, net of tax		—	—	55,347	—	55,347
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	14,041	14,041

Ending balance	￦	(92,599)	142,896	(294,898)	(36,129)	(280,730)

(4)	Details of changes in other equity for the years ended December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Statutory revaluation reserve	￦	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	￦	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

35.	Sales

Details of sales for the years ended December 31, 2017, 2018 and 2019 are as follows:

		2017		2018		2019
		Domestic	Overseas	Domestic	Overseas	Domestic	Overseas
		In millions of won
[Type of goods and services]
Sales of goods	￦	55,373,316	399,232	57,514,866	382,938	56,609,330	285,546
Electricity		54,649,882	—	56,842,011	—	55,939,001	—
Heat supply		205,838	—	216,117	—	220,948	—
Others		517,596	399,232	456,738	382,938	449,381	285,546
Sales related to rendering of services		186,990	164,167	176,539	216,328	222,106	186,184
Sales of construction services		92,501	3,119,683	108,586	1,633,805	110,692	1,154,224

	￦	55,652,807	3,683,082	57,799,991	2,233,071	56,942,128	1,625,954

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	￦	55,373,316	399,232	57,514,866	382,938	56,609,330	285,546
Performance obligations satisfied over time		279,491	3,283,850	285,125	1,850,133	332,798	1,340,408

	￦	55,652,807	3,683,082	57,799,991	2,233,071	56,942,128	1,625,954

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

36.	Selling and Administrative Expenses

(1)	Selling and administrative expenses for the years ended December 31, 2017, 2018 and 2019 are as follows:

		2017	2018	2019
		In millions of won
Salaries	￦	735,383	757,819	775,204
Retirement benefit expense		71,094	65,107	157,272
Welfare and benefit expense		179,406	132,089	120,463
Insurance expense		15,414	12,181	12,427
Depreciation		190,245	214,499	232,510
Amortization of intangible assets		44,990	54,153	76,547
Bad debt expense		126,714	39,784	(12,719)
Commission		673,740	714,096	632,849
Advertising expense		114,519	30,894	34,453
Training expense		7,027	6,277	7,174
Vehicle maintenance expense		9,998	10,148	9,525
Publishing expense		3,672	3,307	3,414
Business promotion expense		3,700	2,785	3,038
Rent expense		38,380	42,851	40,505
Telecommunication expense		24,916	23,505	8,451
Transportation expense		495	686	865
Taxes and dues		48,395	46,424	58,666
Expendable supplies expense		7,731	6,166	6,682
Water, light and heating expense		10,545	12,629	11,867
Repairs and maintenance expense		63,477	62,580	88,576
Ordinary development expense		211,417	215,494	224,463
Travel expense		16,658	14,363	15,652
Clothing expense		8,410	10,108	9,369
Survey and analysis expense		698	705	848
Membership fee		1,122	1,043	969
Others		154,709	148,197	150,506

	￦	2,762,855	2,627,890	2,669,576

(2)	Other selling and administrative expenses for the years ended December 31, 2017, 2018 and 2019 are as follows:

		2017	2018	2019
		In millions of won
Accommodation development expenses	￦	55,799	52,822	53,945
Miscellaneous wages		32,300	32,447	39,794
Litigation and filing expenses		11,881	12,853	21,768
Compensation for damages		12,297	19,193	(1,924)
Outsourcing expenses		2,647	3,036	3,293
Reward expenses		2,786	2,713	2,858
Overseas market development expenses		1,876	1,361	1,997
Others		35,123	23,772	28,775

	￦	154,709	148,197	150,506

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

37.	Other Income and Expenses

(1)	Other income for the years ended December 31, 2017, 2018 and 2019 are as follows:

		2017	2018	2019
		In millions of won
Reversal of other provisions	￦	35,265	12,700	16,542
Reversal of other allowance for doubtful accounts		2,166	143	—
Gains on government grants		430	482	281
Gains on assets contributed		4,218	17,336	6,921
Gains on liabilities exempted		3,166	10,303	916
Compensation and reparations revenue		89,196	89,901	113,292
Revenue from research contracts		12,580	6,818	5,276
Income related to transfer of assets from customers		478,973	594,548	604,808
Rental income		192,136	186,631	191,088
Others		50,988	51,032	58,849

	￦	869,118	969,894	997,973

(2)	Details of “others” included in other income for the years ended December 31, 2017, 2018 and 2019 are as follows:

		2017	2018	2019
		In millions of won
Refund of claim for rectification	￦	9,655	8,933	1,969
Adjustment of research project		3,884	2,267	3,294
Maintenance expenses on lease building		135	176	153
Training expenses		3,045	3,220	3,167
Deposit redemption		34	7	436
Reversal of expenses on litigation		360	753	9,926
Revenue on royalty fee		2,888	6,909	—
Reimbursement of insurance fee		1,498	7,145	610
Gains on guarantee contracts		456	39	135
Others		29,033	21,583	39,159

	￦	50,988	51,032	58,849

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

37.	Other Income and Expenses, Continued

(3)	Other expenses for the years ended December 31, 2017, 2018 and 2019 are as follows:

		2017	2018	2019
		In millions of won
Compensation and indemnification expense	￦	37	23,437	403
Accretion expenses of other provisions		7,535	41,924	7,939
Depreciation expenses on investment properties		1,176	923	5,069
Depreciation expenses on idle assets		6,644	6,547	6,542
Other bad debt expense		1,778	17,827	29,348
Donations		119,421	63,743	64,752
Others		43,464	76,929	127,860

	￦	180,055	231,330	241,913

(4)	Details of “others” included in other expenses for the years ended December 31, 2017, 2018 and 2019 are as follows:

		2017	2018	2019
		In millions of won
Operating expenses related to the idle assets	￦	136	47	49
Research grants		1,180	461	399
Supporting expenses on farming and fishing village		11,956	13,537	13,991
Operating expenses on fitness center		3,498	4,788	5,234
Expenses on adjustment of research and development grants		806	404	554
Taxes and dues		2,270	199	188
Expenses on R&D supporting		5,459	53	67
Others		18,159	57,440	107,378

	￦	43,464	76,929	127,860

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

38.	Other Gains (Losses)

(1)	Composition of other gains (losses) for the years ended December 31, 2017, 2018 and 2019 are as follows:

		2017	2018	2019
		In millions of won
Other gains
Gains on disposal of property, plant, and equipment	￦	48,316	98,077	43,784
Gains on disposal of intangible assets		564	12	206
Reversal of impairment loss on property, plant and equipment		—	—	16,692
Reversal of impairment loss on intangible assets		54	17	—
Gains on foreign currency translation		20,485	14,905	16,340
Gains on foreign currency transaction		93,151	47,297	53,152
Gains on insurance proceeds		400	—	17,410
Others		269,562	221,556	238,688

Other losses
Losses on disposal of property, plant and equipment		(70,514)	(60,704)	(72,508)
Losses on disposal of intangible assets		(183)	(43)	(827)
Impairment loss on property, plant and equipment		(51,067)	(710,162)	(50,034)
Impairment loss on intangible assets		(20)	(8,112)	(513,609)
Impairment loss on other non-current assets		—	(87,024)	(49,620)
Losses on foreign currency translation		(25,495)	(7,678)	(8,757)
Losses on foreign currency transaction		(36,241)	(65,366)	(55,283)
Others		(92,385)	(63,899)	(217,892)

	￦	156,627	(621,124)	(582,258)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

38.	Other Gains (Losses), Continued

(2)	Details of “others” included in other gains for the years ended December 31, 2017, 2018 and 2019 are as follows:

		2017	2018	2019
		In millions of won
Gains on disposal of inventories	￦	6,024	6,350	3,424
Gains on proxy collection of TV license fee		39,711	40,450	41,013
Gains on compensation of impaired electric poles		1,526	1,166	1,372
Gains on compensation for infringement on contract		18,990	3,648	—
Gains on harbor facilities dues		3,025	3,803	3,741
Gains on technical fees		2,105	2,026	3,044
Reversal of occupation development training fees		1,697	1,602	1,472
Gains on disposal of waste		4,261	4,232	5,317
Gains on insurance		10,410	22,382	812
Gains on tax rebate		2,161	542	341
Gains on other commission		4,790	4,347	1,111
Gains on disposal of assets held-for-sale		—	—	23,778
Others		174,862	131,008	153,263

	￦	269,562	221,556	238,688

(3)	Details of “others” included in other losses for the years ended December 31, 2017, 2018 and 2019 are as follows:

		2017	2018	2019
		In millions of won
Losses on valuation of inventories	￦	3,875	1,953	3,127
Losses on disposal of inventories		3,273	3,555	10,456
Losses due to disaster		5,374	2,129	7,635
Losses on rounding adjustment of electric charge surtax		1,253	1,265	1,268
Losses on adjustments of levies		1	—	—
Forfeit of taxes and dues		656	—	—
Others		77,953	54,997	195,406

	￦	92,385	63,899	217,892

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

39.	Finance Income

(1)	Finance income for the years ended December 31, 2017, 2018 and 2019 are as follows:

		2017	2018	2019
		In millions of won
Interest income	￦	206,143	223,767	268,118
Dividends income		11,477	12,777	13,838
Gains on disposal of financial assets		1,130	1,838	3,866
Gains on valuation of financial assets at fair value through profit or loss		12	8,495	5,575
Gains on valuation of derivatives		16,165	199,943	362,735
Gains on transaction of derivatives		29,257	179,745	157,961
Gains on foreign currency translation		1,115,832	143,254	175,839
Gains on foreign currency transactions		150,602	27,051	21,774

	￦	1,530,618	796,870	1,009,706

(2)	Details of interest income included in finance income for the years ended December 31, 2017, 2018 and 2019 are as follows:

		2017	2018	2019
		In millions of won
Cash and cash equivalents	￦	35,474	40,704	42,861
Financial assets at fair value through profit or loss		290	21,713	29,411
Financial assets at amortized cost		—	89	539
Held-to-maturity investments		82	—	—
Loans		30,014	21,925	63,448
Short-term financial instrument		29,412	41,025	49,070
Long-term financial instrument		8,144	7,920	12,794
Other financial assets		—	1	54
Trade and other receivables		102,727	90,390	69,941

	￦	206,143	223,767	268,118

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

40.	Finance Expenses

(1)	Finance expenses for the years ended December 31, 2017, 2018 and 2019 are as follows:

		2017	2018	2019
		In millions of won
Interest expense	￦	1,789,552	1,868,458	2,046,811
Losses on sale of financial assets		2,343	1	2,106
Losses on valuation of financial assets at fair value through profit or loss		—	6,616	4,513
Impairment of available-for-sale financial assets		2,713	—	—
Losses on valuation of derivatives		890,832	46,740	45,385
Losses on transaction of derivatives		198,218	32,448	71,546
Losses on foreign currency translation		207,944	393,859	553,731
Losses on foreign currency transaction		35,175	121,763	55,509
Losses on repayment of financial liabilities		5	—	—
Other		1,170	858	2,555

	￦	3,127,952	2,470,743	2,782,156

(2)	Details of interest expense included in finance expenses for the years ended December 31, 2017, 2018 and 2019 are as follows:

		2017	2018	2019
		In millions of won
Trade and other payables	￦	57,160	42,830	94,019
Short-term borrowings		35,891	32,545	42,971
Long-term borrowings		87,011	92,243	119,806
Debt securities		1,698,232	1,771,544	1,827,511
Other financial liabilities		491,665	505,112	558,464

		2,369,959	2,444,274	2,642,771

Less: Capitalized borrowing costs		(580,407)	(575,816)	(595,960)

	￦	1,789,552	1,868,458	2,046,811

Capitalization rates for the years ended December 31, 2017, 2018 and 2019 are 2.30%~3.60%, 2.17%~3.86% and 2.37%~3.44%, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

41.	Income Taxes

(1)	Income tax expense (benefit) for the years ended December 31, 2017, 2018 and 2019 are as follows:

		2017	2018	2019
		In millions of won
Current income tax expense
Payment of income tax	￦	881,583	378,715	538,223
Adjustment in respect of prior years due to change in estimate		4,484	(195,648)	(176,441)
Current income tax directly recognized in equity		(56,098)	101,528	(53,302)
Effect of change in accounting policy		—	1,780	—

		829,969	286,375	308,480

Deferred tax expense
Generation and realization of temporary differences		1,283,012	(495,658)	(636,984)
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		44,573	(28,509)	(22,469)
Changes in deferred tax on tax losses carryforwards		—	(572,305)	(582,011)
Tax credit carryforwards		15,270	(16,224)	(71,306)
Amount due to change in tax rate or regulations		—	—	1,987

		1,342,855	(1,112,696)	(1,310,783)

Income tax expense (benefit)	￦	2,172,824	(826,321)	(1,002,303)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

41.	Income Taxes, Continued

(2)

Reconciliation between actual income tax expense and amount computed by applying the statutory tax rate to income before income taxes for the years ended December 31, 2017, 2018 and 2019 are as follows:

		2017	2018	2019
		In millions of won
Profit (loss) before income tax	￦	3,614,218	(2,000,819)	(3,265,838)

Income tax expense (benefit) computed at applicable tax rate(*1)		874,641	(550,225)	(898,105)
Adjustments
Effect of applying gradual tax rate		(5,082)	(1,408)	10,362
Effect of non-taxable income		(32,032)	(1,705)	(9,990)
Effect of non-deductible expenses		15,032	40,151	12,197
Effect of tax losses that are not recognized as deferred tax asset		—	2,086	57,490
Effects of tax credits and deduction		(161,069)	(39,471)	(76,983)
Recognition (reversal) of unrecognized deferred tax asset, net		44,573	(28,509)	(22,469)
Effect of change in deferred tax due to change in tax rate		1,055,154	261	16,848
Deferred tax related to investments in subsidiaries and associates		394,145	(52,618)	147,598
Others, net		(17,022)	765	(62,810)

		1,293,699	(80,448)	72,243
Adjustment in respect of prior years due to change in estimate		4,484	(195,648)	(176,440)

Income tax expense (benefit)	￦	2,172,824	(826,321)	(1,002,302)

Effective tax rate		60%	(*2)	(*2)

(*1)	Applicable tax rate is 24.2% as of December 31, 2017, and 27.5% as of December 31, 2018 and 2019.

(*2)	The effective tax rate for the year ended December 31, 2018 and 2019 is not calculated for income tax benefit.

(3)	Income tax directly adjusted to shareholders’ equity (except for accumulated other comprehensive income (loss)) for the years ended December 31, 2017, 2018 and 2019 are as follows:

		2017	2018	2019
		In millions of won
Dividends of hybrid bond	￦	5,248	4,273	3,432
Effect of change in effective tax rate		(25)	—	—

	￦	5,223	4,273	3,432

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

41.	Income Taxes, Continued

(4)	Income tax recognized as other comprehensive income (loss) for the years ended December 31, 2017, 2018 and 2019 are as follows:

		2017	2018	2019
		In millions of won
Income tax recognized as other comprehensive income (loss)
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	￦	—	35,798	(4,217)
Loss on valuation of available-for-sale financial assets		(2,551)	—	—
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		(11,016)	6,639	(15,642)
Remeasurement of defined benefit obligations		(80,645)	53,703	(40,235)
Investments in associates		8,649	6,592	4,275
Others		24,242	(5,477)	(914)

	￦	(61,321)	97,255	(56,733)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

41.	Income Taxes, Continued

(5)	Changes in deferred tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2018 and 2019 are as follows:

		2018
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
		In millions of won
Deferred tax on temporary differences
Employee benefits	￦	498,694	42,144	53,703	—	594,541
Cash flow hedge		65,445	(32,623)	6,639	—	39,461
Investments in associates or subsidiaries		(8,668,016)	(5,447)	6,592	—	(8,666,871)
Property, plant and equipment		(6,860,440)	337,662	—	—	(6,522,778)
Finance lease		(426,949)	(26,125)	—	—	(453,074)
Intangible assets		7,648	(1,593)	—	—	6,055
Financial assets at fair value through profit or loss		890	(871)	—	—	19
Financial assets at fair value through other comprehensive income		(8,843)	(1,379)	35,798	—	25,576
Deferred revenue		230,711	(10,969)	—	—	219,742
Provisions		4,822,833	(21,887)	—	—	4,800,946
Doubtful receivables		59	—	—	—	59
Other finance liabilities		32,755	2,465	—	4,273	39,493
Gains or losses on foreign exchange translation		(1,354)	28,434	—	—	27,080
Allowance for doubtful accounts		42,931	15,825	—	—	58,756
Accrued income		(1,825)	(1,089)	—	—	(2,914)
Special deduction for property, plant and equipment		(200,927)	(10,819)	—	—	(211,746)
Reserve for research and human development		(3,041)	3,041	—	—	—
Others		952,754	105,869	(5,477)	—	1,053,146

		(9,516,675)	422,638	97,255	4,273	(8,992,509)

Deferred tax on unused tax losses and tax credit
Unused tax losses		—	554,457	—	—	554,457
Excess of donation limit		—	17,848	—	—	17,848
Tax credit		20,431	16,225	—	—	36,656

		20,431	588,530	—	—	608,961

	￦	(9,496,244)	1,011,168	97,255	4,273	(8,383,548)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

41.	Income Taxes, Continued

(5)	Changes in deferred tax assets (liabilities) recognized in the statements of financial position for the years ended December 31, 2018 and 2019 are as follows, continued:

		2019
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Others(*)	Ending balance
		In millions of won
Deferred tax on temporary differences
Employee benefits	￦	594,541	94,541	(40,235)	—	—	648,847
Cash flow hedge		39,461	(23,977)	(15,642)	(841)	—	(999)
Investments in associates or subsidiaries		(8,666,871)	(3,131)	4,275	—	—	(8,665,727)
Property, plant and equipment		(6,522,778)	(592,440)	—	—	—	(7,115,218)
Finance lease		(453,074)	292,631	—	—	—	(160,443)
Intangible assets		6,055	(20,232)	—	—	(41,729)	(55,906)
Financial assets at fair value through profit or loss		19	322	—	—	—	341
Financial assets at fair value through other comprehensive income		25,576	(3,114)	(4,217)	—	—	18,245
Deferred revenue		219,742	(6,739)	—	—	—	213,003
Provisions		4,800,946	655,973	—	—	—	5,456,919
Doubtful receivables		59	—	—	—	—	59
Other finance liabilities		39,493	(4,402)	—	4,273	—	39,364
Gains or losses on foreign exchange translation		27,080	30,881	—	—	—	57,961
Allowance for doubtful accounts		58,756	(1,149)	—	—	—	57,607
Accrued income		(2,914)	(1,462)	—	—	—	(4,376)
Special deduction for property, plant and equipment		(211,746)	(3,627)	—	—	—	(215,373)
Others		1,053,146	290,484	(914)	—	—	1,342,716

		(8,992,509)	704,559	(56,733)	3,432	(41,729)	(8,382,980)

Deferred tax on unused tax losses and tax credit
Unused tax losses		554,457	557,356	—	—	—	1,111,813
Excess of donation limit		17,848	18,847	—	—	—	36,695
Tax credit		36,656	70,870	—	—	—	107,526

		608,961	647,073	—	—	—	1,256,034

	￦	(8,383,548)	1,351,632	(56,733)	3,432	(41,729)	(7,126,946)

(*)	‘Others’ include amount changed due to business combination. (see Note 51)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

41.	Income Taxes, Continued

(6)	Deferred tax assets (liabilities) recognized in the statements of financial position as of December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Deferred tax assets	￦	1,233,761	1,437,829
Deferred tax liabilities		(9,617,309)	(8,564,775)

	￦	(8,383,548)	(7,126,946)

(7)	Details of deductible temporary differences, tax losses and unused tax credits for which no deferred tax assets were recognized as of December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Deductible temporary differences	￦	442,391	541,449

42.	Assets Held-for-Sale

Assets held-for-sale as of December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Land(*1)	￦	2,765	23,002
Building(*1)		19,369	193
Investments(*2, 3, 4)		747	4,921

	￦	22,881	28,116

(*1)

The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Company, determined to dispose the premises in Yongin as part of the government’s plan to relocate state-run companies for balanced national development and moved the head office to Gimcheon, Gyeongsangbukdo, in August 2015. As the Company believes the book value of Yongin premises will be recovered by a disposal transaction rather than continuous operation, its reclassified buildings, land and structures as assets held-for-sale. However, since the sale price of the premises has been expected to rise in accordance with the development plan in Yongin, Gyeonggi Province, the Company has not actively carried out the procedure for the sale since May 2019. For this reason, the premises no longer satisfy the definition of assets held-for-sale by as prescribed by IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’, due to the period required to complete the sale is expected to be more than one year under the circumstances that can be controlled by the Company. Accordingly, the Company reclassified the premises as investment properties.

(*2)	Ulleungdo Natural Energy Co., Ltd. was in the process of liquidating its business as of December 31, 2019 and has been reclassified to assets held-for-sale, accordingly.

(*3)	Garolim Tidal Power Plant Co., Ltd. was in the process of liquidating its business as of December 31, 2019 and has been reclassified to assets held-for-sale, accordingly.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

42.	Assets Held-for-Sale, Continued

(*4)

As of December 31, 2018, the Company reclassified investment of its subsidiary, KOWEPO India Private Limited, as assets held-for-sale due to the decision to liquidate the company. The liquidation process was completed during the year ended December 31, 2019.

43.	Expenses Classified by Nature

Expenses classified by nature for the years ended December 31, 2017, 2018 and 2019 are as follows:

		2017
		Selling and administrative expenses	Cost of sales	Total
		In millions of won
Raw materials used	￦	—	15,924,707	15,924,707
Salaries		735,383	3,479,591	4,214,974
Retirement benefit expense		71,094	397,852	468,946
Welfare and benefit expense		179,406	543,738	723,144
Insurance expense		15,414	90,677	106,091
Depreciation		190,245	9,461,974	9,652,219
Amortization of intangible assets		44,990	68,682	113,672
Bad debt expense		126,714	—	126,714
Commission		673,740	469,695	1,143,435
Advertising expense		114,519	10,917	125,436
Training expense		7,027	14,362	21,389
Vehicle maintenance expense		9,998	7,468	17,466
Publishing expense		3,672	4,248	7,920
Business promotion expense		3,700	4,973	8,673
Rent expense		38,380	148,509	186,889
Telecommunication expense		24,916	73,956	98,872
Transportation expense		495	9,145	9,640
Taxes and dues		48,395	437,643	486,038
Expendable supplies expense		7,731	31,994	39,725
Water, light and heating expense		10,545	30,150	40,695
Repairs and maintenance expense		63,477	2,047,943	2,111,420
Ordinary development expense		211,417	510,020	721,437
Travel expense		16,658	69,015	85,673
Clothing expense		8,410	4,985	13,395
Survey and analysis expense		698	3,661	4,359
Membership fee		1,122	8,482	9,604
Power purchase		—	14,264,331	14,264,331
Others		154,709	3,980,137	4,134,846

	￦	2,762,855	52,098,855	54,861,710

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

43.	Expenses Classified by Nature, Continued

		2018
		Selling and administrative expenses	Cost of sales	Total
		In millions of won
Raw materials used	￦	—	19,537,928	19,537,928
Salaries		757,819	3,478,804	4,236,623
Retirement benefit expense		65,107	375,505	440,612
Welfare and benefit expense		132,089	464,483	596,572
Insurance expense		12,181	93,876	106,057
Depreciation		214,499	9,683,887	9,898,386
Amortization of intangible assets		54,153	64,785	118,938
Bad debt expense		39,784	—	39,784
Commission		714,096	475,188	1,189,284
Advertising expense		30,894	9,419	40,313
Training expense		6,277	14,096	20,373
Vehicle maintenance expense		10,148	7,809	17,957
Publishing expense		3,307	3,530	6,837
Business promotion expense		2,785	3,860	6,645
Rent expense		42,851	171,132	213,983
Telecommunication expense		23,505	82,568	106,073
Transportation expense		686	4,537	5,223
Taxes and dues		46,424	440,317	486,741
Expendable supplies expense		6,166	31,844	38,010
Water, light and heating expense		12,629	34,640	47,269
Repairs and maintenance expense		62,580	2,156,668	2,219,248
Ordinary development expense		215,494	508,394	723,888
Travel expense		14,363	67,064	81,427
Clothing expense		10,108	4,368	14,476
Survey and analysis expense		705	3,929	4,634
Membership fee		1,043	11,563	12,606
Power purchase		—	18,307,289	18,307,289
Others		148,197	2,170,238	2,318,435

	￦	2,627,890	58,207,721	60,835,611

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

43.	Expenses Classified by Nature, Continued

		2019
		Selling and administrative expenses	Cost of sales	Total
		In millions of won
Raw materials used	￦	—	17,084,029	17,084,029
Salaries		775,204	3,834,772	4,609,976
Retirement benefit expense		157,272	652,467	809,739
Welfare and benefit expense		120,463	443,482	563,945
Insurance expense		12,427	93,702	106,129
Depreciation		232,510	10,734,246	10,966,756
Amortization of intangible assets		76,547	80,368	156,915
Bad debt expense		(12,719)	—	(12,719)
Commission		632,849	378,861	1,011,710
Advertising expense		34,453	9,852	44,305
Training expense		7,174	16,903	24,077
Vehicle maintenance expense		9,525	7,652	17,177
Publishing expense		3,414	3,423	6,837
Business promotion expense		3,038	3,981	7,019
Rent expense		40,505	176,413	216,918
Telecommunication expense		8,451	11,034	19,485
Transportation expense		865	4,555	5,420
Taxes and dues		58,666	481,684	540,350
Expendable supplies expense		6,682	32,999	39,681
Water, light and heating expense		11,867	32,378	44,245
Repairs and maintenance expense		88,576	2,210,278	2,298,854
Ordinary development expense		224,463	511,252	735,715
Travel expense		15,652	68,581	84,233
Clothing expense		9,369	7,539	16,908
Survey and analysis expense		848	3,949	4,797
Membership fee		969	12,730	13,699
Power purchase		—	18,269,732	18,269,732
Others		150,506	2,612,973	2,763,479

	￦	2,669,576	57,779,835	60,449,411

44.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the years ended December 31, 2017, 2018 and 2019 are as follows:

Type		2017	2018	2019
		In won
Basic earnings (loss) per share	￦	2,023	(2,048)	(3,654)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

44.	Earnings (Loss) Per Share, Continued

(2)	Diluted earnings (loss) per share for the years ended December 31, 2017, 2018 and 2019 are as follows:

Type		2017	2018	2019
		In won
Diluted earnings (loss) per share	￦	2,023	(2,048)	(3,654)

(3)	Basic earnings (loss) per share

Net profit (loss) for the period and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the years ended December 31, 2017, 2018 and 2019 are as follows:

Type		2017	2018	2019
		In millions of won except number of shares
Net profit (loss) attributable to controlling interest	￦	1,298,720	(1,314,567)	(2,345,517)
Profit (loss) used in the calculation of total basic earnings (loss) per share		1,298,720	(1,314,567)	(2,345,517)
Weighted average number of common shares		641,964,077	641,964,077	641,964,077

(4)	Diluted earnings (loss) per share

Diluted earnings (loss) per share is calculated by applying adjusted weighted average number of common shares under the assumption that all dilutive potential common shares are converted to common shares.

Earnings (loss) used in the calculation of total diluted earnings per share for the years ended December 31, 2017, 2018 and 2019 are as follows:

Type		2017	2018	2019
		In millions of won
Profit (loss) used in the calculation of total diluted earnings (loss) per share	￦	1,298,720	(1,314,567)	(2,345,517)

Weighted average common shares used in calculating diluted earnings (loss) per share are adjusted from weighted average common shares used in calculating basic earnings (loss) per share. Detailed information of the adjustment for the years ended December 31, 2017, 2018 and 2019 are as follows:

Type	2017	2018	2019
	In number of shares
Weighted average number of common shares	641,964,077	641,964,077	641,964,077
Diluted weighted average number of shares	641,964,077	641,964,077	641,964,077

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

44.	Earnings (Loss) Per Share, Continued

(5)	There are no potential dilutive instruments, thus diluted earnings (loss) per share are same as basic earnings (loss) per share for the years ended December 31, 2017, 2018 and 2019.

45.	Risk Management

(1)	Capital risk management

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

Details of the Company’s capital management accounts as of December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Total borrowings and debt securities	￦	61,034,627	67,876,541
Cash and cash equivalents		1,358,345	1,810,129

Net borrowings and debt securities		59,676,282	66,066,412

Total shareholders’ equity		71,092,762	68,889,649

Debt to equity ratio		83.94%	95.90%

(2)	Financial risk management

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

Electricity sales, the main operations of the Company are the necessity for daily life and industrial activities of Korean nationals and have importance as one of the national key industries. The Company dominates the domestic market supplying electricity to customers. The Company is not exposed to significant credit risk as customers of the Company are diverse and are from various industries and areas. The Company uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

45.	Risk Management, Continued

(2)	Financial risk management, continued

②	Impairment and allowance account

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

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of December 31, 2018 and 2019 are as follows:

		2018	2019
		In millions of won
Cash and cash equivalents	￦	1,358,345	1,810,129
Financial assets at fair value through profit or loss		920,935	747,261
Derivative assets (trading)		37,631	165,204
Financial assets at amortized cost		14,042	13,609
Loans		718,674	738,707
Long-term/short-term financial instruments		2,318,027	1,960,227
Derivative assets (applying hedge accounting)		64,704	145,829
Trade and other receivables		9,613,437	9,703,749
Financial guarantee contracts(*)		1,310,817	3,338,566

(*)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

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

Significant assets and liabilities with uncertainties in underlying assumptions

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

45.	Risk Management, Continued

(2)	Financial risk management, continued

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of December 31, 2018 and 2019 are as follows:

			2018		2019
Type	Accounts		1% Increase	1% Decrease	1% Increase	1% Decrease
			In millions of won
Future salary increases	Increase (decrease) in defined benefit obligation	￦	416,956	(363,820)	442,748	(386,147)
Discount rate	Increase (decrease) in defined benefit obligation		(377,221)	445,833	(402,099)	475,765

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the years ended December 31, 2018 and 2019 are ￦14,646 million and ￦17,734 million, respectively.

②	Provisions

Changes in provisions due to movements in underlying assumptions as of December 31, 2018 and 2019 are as follows:

Type	Accounts	2018	2019
PCBs	Inflation rate	1.27%	1.09%
	Discount rate	2.18%	1.97%
Nuclear plants	Inflation rate	1.21%	1.10%
	Discount rate	2.94%	2.43%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of December 31, 2018 and 2019 are as follows:

			2018		2019
Type	Accounts		0.1% Increase	0.1% Decrease	0.1% Increase	0.1% Decrease
			In millions of won
Discount rate	PCBs	￦	(623)	627	(527)	530
	Nuclear plants		(256,513)	263,595	(316,184)	325,828
	Spent fuel		(49,182)	51,098	(51,607)	53,621
Inflation rate	PCBs		632	(629)	534	(532)
	Nuclear plants		294,984	(287,110)	346,082	(336,182)
	Spent fuel		51,837	(49,961)	54,396	(52,424)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

45.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as of December 31, 2018 and 2019 are as follows:

	Assets		Liabilities
Type	2018	2019	2018	2019
	In thousands of foreign currencies
AED	10,513	57,403	5,890	40,061
AUD	143	143	717,712	1,036,785
BDT	71,575	85,547	1,175	635
BWP	1,214	1,437	—	—
CAD	96	86	4	3,112
CHF	—	—	400,000	500,753
CNY	—	—	26,140	26,140
CZK	—	—	—	243
EUR	337	208	105,673	111,199
GBP	—	—	1	191
GHS	25,794	—	—	—
HKD	—	—	1,650,000	1,648,815
IDR	60,568	376,136	206,935	219,801
INR	1,228,795	1,244,170	183,963	210,232
JOD	2,764	1,516	5	147
JPY	35,935	109,970	390,921	314,402
KZT	319	319	—	—
MGA	3,318,447	3,858,201	170,641	133,403
MMK	25,208	29,651	—	—
PHP	709,285	175,210	66,985	130,073
PKR	305,542	354,361	3,588	4,366
SAR	2,024	2,653	—	480
SEK	—	—	450,000	449,072
USD	1,422,510	1,227,054	8,103,602	9,963,928
UYU	39,898	58,781	4,253	8,213
VND	—	418,998	—	1,375
ZAR	170	450	4	6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

45.	Risk Management, Continued

(2)	Financial risk management, continued

A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of December 31, 2018 and 2019 are as follows:

		2018		2019
Type		10% Increase	10% Decrease	10% Increase	10% Decrease
		In millions of won
Increase (decrease) of profit before income tax	￦	(887,561)	887,561	(1,197,530)	1,197,530
Increase (decrease) of shareholder’s equity(*)		(887,561)	887,561	(1,197,530)	1,197,530

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of December 31, 2018 and 2019.

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

The Company’s borrowings and debt securities with floating interest rates as of December 31, 2018 and 2019 are as follows:

Type		2018	2019
		In millions of won
Short-term borrowings	￦	24,235	—
Long-term borrowings		2,358,860	2,273,579
Debt securities		—	243,102

	￦	2,383,095	2,516,681

A sensitivity analysis on the Company’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the years ended December 31, 2018 and 2019 are as follows:

		2018		2019
Type		1% Increase	1% Decrease	1% Increase	1% Decrease
		In millions of won
Increase (decrease) of profit before income tax	￦	(23,831)	23,831	(25,167)	25,167
Increase (decrease) of shareholder’s equity(*)		(23,831)	23,831	(25,167)	25,167

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

45.	Risk Management, Continued

(2)	Financial risk management, continued

To manage its interest rate risks, the Company enters into certain interest swap agreements or maintains an appropriate mix of fixed and floating rate borrowings.

③	Electricity rates risk

The Company is exposed to electricity rates risk due to the rate regulation of the government which considers the effect of electricity rate on the national economy.

A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity for the years ended December 31, 2018 and 2019 are as follows:

		2018		2019
Type		1% Increase	1% Decrease	1% Increase	1% Decrease
		In millions of won
Increase (decrease) of profit before income tax	￦	568,420	(568,420)	559,390	(559,390)
Increase (decrease) of shareholder’s equity(*)		568,420	(568,420)	559,390	(559,390)

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

(iv)	Liquidity risk

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

The following table shows the details of maturities of non-derivative financial liabilities as of December 31, 2018 and 2019. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

		2018
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Borrowings and debt securities	￦	10,204,471	9,274,378	28,143,311	25,312,534	72,934,694
Finance lease liabilities		87,709	87,709	141,074	65,250	381,742
Trade and other payables		6,348,195	150,479	375,661	2,188,950	9,063,285
Financial guarantee contracts(*)		91,722	855,488	363,607	—	1,310,817

	￦	16,732,097	10,368,054	29,023,653	27,566,734	83,690,538

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

45.	Risk Management, Continued

(2)	Financial risk management, continued

		2019
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Borrowings and debt securities	￦	10,660,737	10,997,510	27,881,873	30,859,669	80,399,789
Lease liabilities		686,445	617,449	1,717,434	2,735,681	5,757,009
Trade and other payables		6,014,054	382,809	971,469	1,176,697	8,545,029
Financial guarantee contracts(*)		937,091	302,186	32,314	2,066,975	3,338,566

	￦	18,298,327	12,299,954	30,603,090	36,839,022	98,040,393

(*)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2018 and 2019 are ￦15,586 million and ￦81,357 million, respectively.

The expected maturities for non-derivative financial assets as of December 31, 2018 and 2019 in detail are as follows:

		2018
Type		Less than 1 year	1~5 Years	More than 5 years	Other(*)	Total
		In millions of won
Cash and cash equivalents	￦	1,358,345	—	—	—	1,358,345
Financial assets at fair value through other comprehensive income		—	—	—	399,495	399,495
Financial assets at amortized cost		11,956	2,086	—	—	14,042
Loans		123,646	314,744	319,988	—	758,378
Long-term/short-term financial instruments		1,869,286	278,899	164,057	5,785	2,318,027
Financial assets at fair value through profit or loss		313,893	81,828	483,398	41,816	920,935
Trade and other receivables		7,795,619	1,067,800	701,743	57,651	9,622,813

	￦	11,472,745	1,745,357	1,669,186	504,747	15,392,035

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

45.	Risk Management, Continued

(2)	Financial risk management, continued

		2019
Type		Less than 1 year	1~5 Years	More than 5 years	Other(*)	Total
		In millions of won
Cash and cash equivalents	￦	1,810,129	—	—	—	1,810,129
Financial assets at fair value through other comprehensive income		—	—	—	379,170	379,170
Financial assets at amortized cost		12,302	1,307	—	—	13,609
Loans		64,081	346,583	336,502	27,606	774,772
Long-term/short-term financial instruments		1,351,971	269,863	—	338,393	1,960,227
Financial assets at fair value through profit or loss		131,385	79	—	615,797	747,261
Trade and other receivables		7,703,746	980,951	818,431	207,979	9,711,107

	￦	11,073,614	1,598,783	1,154,933	1,568,945	15,396,275

(*)	The maturities cannot be presently determined.

Derivative liabilities classified by maturity periods which from reporting date to maturity dates as per the contracts as of December 31, 2018 and 2019 are as follows:

		2018
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Net settlement
—Trading	￦	—	—	—	—	—
Gross settlement
—Trading		5,734	16,565	28,283	40,124	90,706
—Hedging		5,154	(43,447)	71,840	(40,917)	(7,370)

	￦	10,888	(26,882)	100,123	(793)	83,336

		2019
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Net settlement
—Trading	￦	(3,017)	—	—	—	(3,017)
Gross settlement
—Trading		(15,011)	(8,295)	(39,654)	4,235	(58,725)
—Hedging		(59,846)	(21,466)	(1,914)	(33,588)	(116,814)

	￦	(77,874)	(29,761)	(41,568)	(29,353)	(178,556)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

45.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Company’s actively-traded financial instruments (i.e., FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Company’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

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

For trade receivables and payables, the Company considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities are estimated by discounting the financial instruments with similar contractual cash flows based on the effective interest method.

(i)	Fair value and book value of financial assets and liabilities as of December 31, 2018 and 2019 are as follows:

		2018		2019
Type		Book value	Fair value	Book value	Fair value
		In millions of won
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	￦	399,495	399,495	379,170	379,170
Derivative assets (trading)		37,631	37,631	165,204	165,204
Derivative assets (applying hedge accounting)		64,704	64,704	145,829	145,829
Financial assets at fair value through profit or loss		920,935	920,935	747,261	747,261

	￦	1,422,765	1,422,765	1,437,464	1,437,464

Assets carried at amortized cost
Financial assets at amortized cost	￦	14,042	14,042	13,609	13,609
Loans and receivables		718,674	718,674	738,707	738,707
Long-term financial instruments		448,741	448,741	608,256	608,256
Short-term financial instruments		1,869,286	1,869,286	1,351,971	1,351,971
Trade and other receivables		9,613,437	9,613,437	9,703,749	9,703,749
Cash and cash equivalents		1,358,345	1,358,345	1,810,129	1,810,129

	￦	14,022,525	14,022,525	14,226,421	14,226,421

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

45.	Risk Management, Continued

(3)	Fair value risk, continued

		2018		2019
Type		Book value	Fair value	Book value	Fair value
		In millions of won
Liabilities recognized at fair value
Derivative liabilities (trading)	￦	99,010	99,010	53,147	53,147
Derivative liabilities (applying hedge accounting)		213,153	213,153	116,813	116,813

	￦	312,163	312,163	169,960	169,960

Liabilities carried at amortized cost
Secured borrowings	￦	741,029	741,029	227,135	227,135
Unsecured bond		56,603,988	58,804,070	63,171,664	66,917,421
Lease liabilities		—	—	5,070,133	5,070,133
Finance lease liabilities		283,806	283,806	—	—
Unsecured borrowings		3,522,602	3,950,517	4,104,523	4,113,955
Trade and other payables(*)		9,063,285	9,063,285	8,545,029	8,545,029
Bank overdraft		167,008	167,008	373,219	373,219

	￦	70,381,718	73,009,715	81,491,703	85,246,892

(*)	Excludes lease liabilities (current year) and finance lease liabilities (prior year)

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of December 31, 2018 and 2019 are as follows:

Type	2018	2019
Derivatives	0.02% ~ 4.16%	0.01% ~ 4.16%
Borrowings and debt securities	0.51% ~ 5.14%	0.17% ~ 3.90%
Lease	3.50% ~ 10.83%	1.38% ~ 10.83%

(iii)	Fair value hierarchy

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

45.	Risk Management, Continued

(3)	Fair value risk, continued

Fair values of financial instruments by hierarchy level as of December 31, 2018 and 2019 are as follows:

		2018
Type		Level 1	Level 2	Level 3	Total
		In millions of won
Financial assets at fair value
Financial assets at fair value through other comprehensive income	￦	210,056	—	189,439	399,495
Derivative assets		—	100,490	1,845	102,335
Financial assets at fair value through profit or loss		106,600	809,283	5,052	920,935

	￦	316,656	909,773	196,336	1,422,765

Financial liabilities at fair value
Derivative liabilities	￦	—	310,008	2,155	312,163

		2019
Type		Level 1	Level 2	Level 3	Total
		In millions of won
Financial assets at fair value
Financial assets at fair value through other comprehensive income	￦	201,202	—	177,968	379,170
Derivative assets		—	308,399	2,634	311,033
Financial assets at fair value through profit or loss		—	742,105	5,156	747,261

	￦	201,202	1,050,504	185,758	1,437,464

Financial liabilities at fair value
Derivative liabilities	￦	—	169,960	—	169,960

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

45.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of financial assets and liabilities which are classified as level 3 for the years ended December 31, 2018 and 2019 are as follows:

		2018
		Beginning balance	Effect of change in accounting policy	Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
		In millions of won
Financial assets at fair value
Financial assets at fair value through profit or loss
Cooperative	￦	—	5,038	—	—	14	—	—	5,052
Financial assets at fair value through other comprehensive income
Unlisted securities		—	197,450	—	—	(11,744)	(326)	4,059	189,439

		2019
		Beginning balance	Effect of change in accounting policy	Acquisition	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
		In millions of won
Financial assets at fair value
Financial assets at fair value through profit or loss
Cooperative	￦	5,052	—	40	—	64	—	—	5,156
Financial assets at fair value through other comprehensive income
Unlisted securities		189,439	—	1,876	—	3,715	(19,315)	2,253	177,968

46.	Service Concession Arrangements

(1)	Gas Complex • Thermal Power Plant at Ilijan, Philippines (BOT)

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

46.	Service Concession Arrangements, Continued

(1)	Gas Complex • Thermal Power Plant at Ilijan, Philippines (BOT), continued

(iii)	The Company’s expected future collections of service concession arrangements as of December 31, 2019 are as follows:

Type		Amounts
		In millions of won
Less than 1 year	￦	120,937
1~ 2 years		120,937
2~ 3 years		50,390

	￦	292,264

(2)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

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

(iii)	The Company’s expected future collections of service concession arrangements as of December 31, 2019 are as follows:

Type		Amounts
		In millions of won
Less than 1 year	￦	28,921
1~ 2 years		28,853
2~ 3 years		28,885
Over 3 years		587,972

	￦	674,631

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties

(1)	Related parties of the Company as of December 31, 2019 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (119 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy, Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., KOSEP USA, Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, EWP Philippines Corporation, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, DG Fairhaven Power, LLC, DG Whitefield, LLC, EWP Renewable Corporation, EWPRC Biomass Holdings, LLC, Springfield Power, LLC, HeeMang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., VI Carbon Professional Private Special Asset Investment Trust 1, Chitose Solar Power Plant LLC., Solar School Plant Co., Ltd., KEPCO Energy Solution Co., Ltd., KOSPO Power Services Limitada, KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Alamosa LLC, KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC), KEPCO-LG CNS Mangilao Holdings LLC, Mangilao Investment LLC,

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(1)	Related parties of the Company as of December 31, 2019 are as follows, continued:

Type	Related party
KEPCO-LG CNS Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF partners Co., Ltd., KOSPO USA Inc., Nambu USA LLC, Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., KEPCO Mangilao America LLC, Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd.

Associates (66 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Energy Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Naepo Green Energy Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Cheongna Energy Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Hyundai Energy Co., Ltd., Ecollite Co., Ltd., Taebaek Wind Power Co., Ltd., Taebaek Guinemi Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., Hadong Mineral Fiber Co., Ltd., Green Biomass Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT. Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd., Korea Electric Vehicle Charging Service, Korea Nuclear Partners Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., YaksuESS Co., Ltd., PND solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric. Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., Structure test network Co., Ltd., Namjeongsusang Solar Power Operatin Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(1)	Related parties of the Company as of December 31, 2019 are as follows, continued:

Suwon New Power Co., Ltd., KPG Co., Ltd., Gwangbaek Solar Power Investment Co., Ltd., Goduk Clean Energy Co., Ltd.

Joint ventures (64 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A, PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co.,Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Chile Solar JV SpA, Taebaek Gadeoksan Wind Power Co., Ltd., Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., DE Energia SpA, Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., HORUS SOLAR, S.A. DE C.V., RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V., SUNMEX RENOVABLES, S.A. DE C.V., Stavro Holding II AB

Others (3 others)	Korea Development Bank, Ulleungdo Natural Energy Co., Ltd., Garolim Tidal Power Plant Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	Related party transactions for the years ended December 31, 2017, 2018 and 2019 are as follows:

<Sales and Others>

			Sales and others
Company name	Transaction type		2017	2018	2019
			In millions of won
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity sales	￦	17,041	6,093	7,071
Korea Gas Corporation	Electricity sales		88,011	99,933	116,484
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		1	1	1
Daegu Photovoltaic Co., Ltd.	Electricity sales		349	128	327
KS Solar Co., Ltd.	Electricity sales		5	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		2	2	2
Korea Electric Power Industrial Development Co., Ltd.	Service		14,044	10,422	11,085
Goseong Green Energy Co., Ltd.	Electricity sales		24,069	10,024	19,245
Gangneung Eco Power Co., Ltd.	Service		2,391	4,928	7,446
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		9,025	8,468	21,218
Naepo Green Energy Co., Ltd.	Electricity sales		185	160	154
Noeul Green Energy Co., Ltd.	Electricity sales		32	30	30
Samcheok Eco Materials Co., Ltd.	Electricity sales		237	605	627
YTN Co., Ltd.	Electricity sales		1,987	2,043	2,257
Busan Green Energy Co., Ltd.	Electricity sales		120	19	18
Gunsan Bio Energy Co., Ltd.	Electricity sales		—	3,611	4,755
Korea Electric Vehicle Charging Service	Electricity sales		700	578	1,029
Tamra Offshore Wind Power Co., Ltd.	Electricity sales	￦	55	58	—
Daegu clean Energy Co., Ltd.	Electricity sales		421	126	—
Cheongna Energy Co., Ltd.	Service		7,980	11,688	9,922
Gangwon Wind Power Co., Ltd.	Electricity sales		994	2,402	2,433
Gwangyang Green Energy Co., Ltd.	Electricity sales		—	874	122
Hyundai Green Power Co., Ltd.	Design service		14,280	14,031	13,106
Korea Power Exchange	Service		8,446	6,854	7,670
Hyundai Energy Co., Ltd.	Service		15,627	1,718	3,437
Taebaek Wind Power Co., Ltd.	Service		813	614	991
Taeback Guinemi Wind Power Co., Ltd.	Electricity sales		—	—	77
Pyeongchang Wind Power Co., Ltd.	Design service		1,176	1,166	1,189
Daeryun Power Co., Ltd.	Electricity sales		1,796	1,731	1,879
Changjuk Wind Power Co., Ltd.	Electricity sales		788	758	927
GS Donghae Power Co., Ltd.	Electricity sales		11,204	7,238	15,792
KNH Solar Co., Ltd.	Electricity sales		17	17	17
S-Power Co., Ltd.	Service		12,852	9,118	6,535
PND solar Co., Ltd	Electricity sales		—	12	407
Hyundai Ecoenergy Co., Ltd.	Electricity sales		—	—	117
YeongGwang Yaksu Wind Electric. Co., Ltd.	Electricity sales		—	—	81

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2017, 2018 and 2019 are as follows, continued:

		Sales and others
Company name	Transaction type	2017	2018	2019
		In millions of won
Korea Energy Solution Co., Ltd.	Electricity sales	—	—	52
Suwon New Power Co., Ltd.	Electricity sales	—	—	5,606
9 Associates (Overseas)	Electricity sales and others	21,864	60,318	98,450

<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity sales	1,131	1,022	1,151
KAPES, Inc.	Commission	1,420	648	504
Dangjin Eco Power Co., Ltd.	Technical fee	670	3,424	4
Honam Wind Power Co., Ltd.	Electricity sales	552	415	657
Jeongam Wind Power Co., Ltd.	Electricity sales	30	724	1,198
Korea Power Engineering Service Co., Ltd.	Service	1,317	840	348
Seokmun Energy Co., Ltd.	Service	1,765	1,897	1,495
Incheon New Power Co., Ltd.	Construction revenue	539	568	354
Chun-cheon Energy Co., Ltd.	Electricity sales	4,855	2,471	2,397
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales	1,654	1,540	1,744
Yeonggwang Wind Power Co., Ltd.	Electricity sales	—	46	705
KW Nuclear Components Co., Ltd.	Service	644	839	721
KEPCO-Uhde Inc.	Service	34	17	15
Busan Shinho Solar Power Co., Ltd.	Electricity sales	87	362	452
Daesan Green Energy Co., Ltd.	Electricity sales	—	—	39
Cheong-Song Noraesan Wind Power Co., Ltd.	Electricity sales	—	—	6
Saemangeum Solar Power Co., Ltd.	Service	—	—	2,230
Jaeun Resident Wind Power Plant Co., Ltd.	Electricity sales	—	—	105
25 Joint ventures (Overseas)	Electricity sales and others	131,343	206,054	1,275,279

<Others>
Yeongwol Energy Station Co., Ltd.	Service	830	373	—
DS POWER Co., Ltd.	Service	5,819	565	—
Ulleungdo Natural Energy Co., Ltd.	Service	1,013	292	—
Korea Development Bank	Electricity sales	3,239	3,524	3,948
	Interest income	1,685	4,438	2,091

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2017, 2018 and 2019 are as follows, continued:

<Purchase and Others>

			Purchase and others
Company name	Transaction type		2017	2018	2019
			In millions of won
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity purchase	￦	813,440	828,547	689,510
Korea Gas Corporation	Purchase of power generation fuel		3,245,519	5,191,243	4,049,486
Daegu Photovoltaic Co., Ltd.	REC purchase		3,646	3,745	3,626
KS Solar Co., Ltd.	REC purchase		900	—	—
Heang Bok Do Si Photovoltaic Power Co., Ltd.	Rental fee and others		570	455	450
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering service fee		289,293	261,668	245,057
Goseong Green Energy Co., Ltd.	Electricity purchase		—	—	32
Gangneung Eco Power Co., Ltd.	Service		—	19	—
Shin Pyeongtaek Power Co., Ltd.	Electricity purchase		—	—	119,162
Noeul Green Energy Co., Ltd.	REC purchase		15,862	18,282	22,767
Samcheok Eco Materials Co., Ltd.	Electricity purchase		14	3,819	9,425
YTN Co., Ltd.	Electricity purchase		731	322	333
Busan Green Energy Co., Ltd.	Electricity purchase		12,189	25,123	13,811
Gunsan Bio Energy Co., Ltd.	Electricity purchase		—	—	3,022
Korea Electric Vehicle Charging Service	Electricity purchase		1,093	605	536
Tamra Offshore Wind Power Co., Ltd.	Electricity purchase		2,105	8,371	—
Cheongna Energy Co., Ltd.	Service		59	58	58,747
YaksuESS Co., Ltd	Service		—	—	1,191
Gangwon Wind Power Co., Ltd.	Electricity purchase		25,968	25,407	24,116
Hyundai Green Power Co., Ltd.	Electricity purchase		458,378	480,815	507,662
Korea Power Exchange	Trading Fees		207,855	137,489	120,509
Hyundai Energy Co., Ltd.	Electricity purchase		87,607	3,445	2,847
Taebaek Wind Power Co., Ltd.	REC purchase		6,534	8,582	7,070
Taeback Guinemi Wind Power Co., Ltd.	Electricity purchase		—	—	349
Pyeongchang Wind Power Co., Ltd.	Service		4,033	6,994	5,188
Daeryun Power Co., Ltd.	Electricity purchase		146,189	184,063	144,862
Changjuk Wind Power Co., Ltd.	Electricity purchase		6,981	7,929	6,994
GS Donghae Electric Power Co., Ltd.	Electricity purchase		351,367	780,233	681,379
KNH Solar Co., Ltd.	Electricity purchase		3,947	3,586	3,377
S-Power Co., Ltd.	Electricity purchase		457,329	507,875	522,469
Hadong Mineral Fiber Co., Ltd.	Service		—	60	—
Green Biomass Co., Ltd.	Woodchip purchase		1,345	440	—
YeongGwang Yaksu Wind Electric. Co., Ltd	Electricity purchase		—	2,437	6,511
PND solar., Ltd	Service		—	—	557
Hyundai Ecoenergy Co., Ltd.	Electricity purchase		—	—	6,810
Korea Energy Solution Co., Ltd.	Electricity purchase		—	—	15
9 Associates (Overseas)	Electricity purchase and others		72	31	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2017, 2018 and 2019 are as follows, continued:

		Purchase and others
Company name	Transaction type	2017	2018	2019
		In millions of won

<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity purchase	252,024	287,008	296,464
KAPES, Inc.	Service	164,165	77,758	142,511
Honam Wind Power Co., Ltd.	Electricity purchase	5,962	7,700	5,306
Korea Power Engineering Service Co., Ltd.	Service	1,292	1,765	1,774
Seokmun Energy Co., Ltd.	REC purchase	21,674	31,759	26,370
Chun-cheon Energy Co., Ltd.	REC purchase	194,136	320,954	313,471
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity purchase	11,124	11,366	11,739
Yeonggwang Wind Power Co., Ltd.	Electricity purchase	—	—	11,940
Busan Shinho Solar Power Co., Ltd.	REC purchase	7,984	7,901	7,843
Global Trade Of Power System Co., Ltd.	Service	414	565	502
Expressway Solar-light Power Generation Co., Ltd.	Electricity purchase	2,941	3,513	3,067
25 Joint ventures (Overseas)	Electricity purchase and others	2,785	1,404	7,232

<Others>
Yeongwol Energy Station Co., Ltd.	REC purchase	14,256	4,019	—
Ulleungdo Natural Energy Co., Ltd.	Service	119	63	—
Korea Development Bank	Interest expense	4,573	5,043	4,063
	Dividend paid	418,407	166,876	20

(4)	Receivables and payables arising from related party transactions as of December 31, 2018 and 2019 are as follows:

			Receivables		Payables
Company name	Type		2018	2019	2018	2019
			In millions of won
<Associates>
Dongducheon Dream Power Co., Ltd.	Trade receivables	￦	332	323	—	—
	Non-trade receivables and others		298	267	—	—
	Trade payables		—	—	74,651	85,920
	Non-trade payables and others		—	—	10	12
Korea Gas Corporation	Trade receivables		9,439	9,267	—	—
	Non-trade receivables and others		498	38	—	—
	Trade payables		—	—	601,092	462,138
	Non-trade payables and others		—	—	314	560
Daegu Photovoltaic Co., Ltd.	Trade payables		—	—	83	69
Korea Power Engineering Service Co., Ltd.	Trade receivables		—	74	—	—
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		278	243	—	—
	Non-trade receivables and others		51	43	—	—
	Trade payables		—	—	—	3,756
	Non-trade payables and others		—	—	13,102	3,827
Goseong Green Energy Co., Ltd.	Trade receivables		—	103	—	—
	Non-trade receivables and others		—	5,285	—	—
	Non-trade payables and others		—	—	43,020	65,626

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2018 and 2019 are as follows, continued:

		Receivables		Payables
Company name	Type	2018	2019	2018	2019
		In millions of won
Gangneung Eco Power Co., Ltd.	Trade receivables	1	115	—	—
	Non-trade receivables and others	99	65	—	—
Shin Pyeongtaek Power Co., Ltd.	Trade receivables	123	1,013	—	—
	Non-trade receivables and others	242	2,281	—	—
	Trade payables	—	—	—	64,696
	Non-trade payables and others	—	—	82	61
Naepo Green Energy Co., Ltd.	Trade receivables	17	18	—	—
Noeul Green Energy Co., Ltd.	Trade receivables	3	3	—	—
	Non-trade payables and others	—	—	8,774	1,855
Samcheok Eco Materials Co., Ltd.	Trade receivables	61	59	—	—
YTN Co., Ltd.	Trade receivables	98	97	—	—
	Non-trade payables and others	—	—	11	—
Busan Green Energy Co., Ltd.	Trade receivables	1	1	—	—
	Non-trade payables and others	—	—	10,882	606
Gunsan Bio Energy Co., Ltd.	Non-trade receivables and others	3,458	—	—	—
Korea Electric Vehicle Charging Service	Trade receivables	69	137	—	—
	Non-trade receivables and others	354	529	—	—
	Non-trade payables and others	—	—	56	—
Daegu Clean Energy Co., Ltd.	Non-trade receivables and others	17	—	—	—
Cheongna Energy Co., Ltd.	Trade receivables	183	1,074	—	—
Yaksu ESS Co., Ltd.	Trade payables	—	—	—	525
Gangwon Wind Power Co., Ltd.	Trade receivables	10	7	—	—
	Trade payables	—	—	2,547	2,979
Gwangyang Green Energy Co., Ltd.	Non-trade receivables and others	—	1,334	—	—
Hyundai Green Power Co., Ltd.	Trade receivables	390	502	—	—
	Trade payables	—	—	38,072	41,587
Korea Power Exchange	Trade receivables	847	1,142	—	—
	Non-trade receivables and others	229	114	—	—
	Non-trade payables and others	—	—	1,214	4,160
Hyundai Energy Co., Ltd.	Trade receivables	57	128	—	—
	Non-trade receivables and others	9,664	12,532	—	—
	Trade payables	—	—	259	175
	Non-trade payables and others	—	—	8,021	9,178

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2018 and 2019 are as follows, continued:

			Receivables		Payables
Company name	Type		2018	2019	2018	2019
			In millions of won
<Associates>
Ecollite Co., Ltd.	Non-trade receivables and others	￦	210	210	—	—
Taebaek Wind Power Co., Ltd.	Trade payables		—	—	453	358
	Non-trade payables and others		—	—	291	243
Taebaek Guinemi Wind Power Co., Ltd.	Non-trade receivables and others		—	2	—	—
	Trade payables		—	—	—	190
Pyeongchang Wind Power Co., Ltd.	Trade receivables		4	4	—	—
	Non-trade payables		—	—	25	—
Daeryun Power Co., Ltd.	Trade receivables		178	144	—	—
	Trade payables		—	—	15,845	19,843
Changjuk Wind Power Co., Ltd.	Trade payables		—	—	455	447
	Non-trade payables and others		—	—	273	280
GS Donghae Electric power Co., Ltd.	Trade receivables		245	175	—	—
	Non-trade receivables and others		2,537	367	—	—
	Trade payables		—	—	69,820	69,811
	Non-trade payables and others		—	—	59	16
KNH Solar Co., Ltd.	Trade receivables		1	1	—	—
S-Power Co., Ltd.	Trade receivables		922	89	—	—
	Non-trade receivables and others		34	43	—	—
	Trade payables		—	—	56,897	53,705
	Non-trade payables and others		—	—	16	—
PND solar., Ltd.	Trade receivables		3	—	—	—
Hyundai Ecoenergy Co., Ltd.	Trade receivables		—	16	—	—
YeongGwang Yaksu Wind Electric. Co., Ltd.	Trade receivables		—	5	—	—
	Trade payables		—	—	2,679	—
Cheong-Song Noraesan Wind Power Co., Ltd.	Trade receivables		—	1	—	—
Suwon New Power Co., Ltd.	Non-trade receivables and others		—	2,939	—	—
4 Associates (Overseas)	Non-trade receivables and others		455	1,112	—	—

<Joint ventures>
Daegu Green Power Co., Ltd.	Trade receivables		110	113	—	—
	Non-trade receivables and others		12	1	—	—
	Trade payables		—	—	32,609	28,980
KAPES, Inc.	Trade receivables		—	1	—	—
	Non-trade receivables and others		253	—	—	—
	Non-trade payables and others		—	—	338	50,738
Dangjin Eco Power Co., Ltd.	Trade receivables		—	2	—	—
	Non-trade receivables and others		18	—	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2018 and 2019 are as follows, continued:

			Receivables		Payables
Company name	Type		2018	2019	2018	2019
			In millions of won
Honam Wind Power Co., Ltd.	Trade payables		—	—	432	347
	Non-trade payables		—	—	3,573	1,671
Jeongam Wind Power Co., Ltd.	Trade receivables		151	165	—	—
	Non-trade payables and others		—	—	2	6
Korea Power Engineering Service Co., Ltd.	Non-trade receivables		—	74	—	—
Seokmun Energy Co., Ltd.	Trade receivables	￦	39	51	—	—
	Non-trade receivables		303	136	—	—
	Non-trade payables		—	—	5,043	4,750
Incheon New Power Co., Ltd.	Trade receivables		128	—	—	—
Chun-cheon Energy Co., Ltd.	Trade receivables		20	260	—	—
	Non-trade receivables and others		308	5,362	—	—
	Trade payables		—	—	33,796	23,438
<Joint ventures>
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables		7	6	—	—
	Non-trade receivables		—	157	—	—
	Trade payables		—	—	736	671
	Non-trade payables		—	—	789	1,526
Yeonggwang Wind Power Co., Ltd.	Trade receivables		10	10	—	—
	Non-trade receivables and others		—	54	—	—
	Non-trade payables and others		—	—	—	2,432
KW Nuclear Components Co., Ltd.	Trade receivables		4	4	—	—
	Non-trade receivables and others		31	15	—	—
KEPCO-Uhde Inc.	Non-trade payables		—	—	4	9
Busan Shinho Solar Power Co., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	175	148
	Non-trade payables		—	—	717	733
Daesan Green Energy Co., Ltd.	Trade receivables		—	6	—	—
Cheong-Song Noraesan Wind Power Co., Ltd.	Trade receivables		—	1	—	—
Saemangeum Solar Power Co., Ltd.	Non-trade receivables and others		—	2,197	—	—
14 Joint ventures (Overseas)	Trade receivables		30,208	51,700	—	—
	Non-trade receivables and others		740	13,652	—	—
	Non-trade payables and others		—	—	18,379	87,404

<Others>
Korea Development Bank	Accrued interest income		1,147	1,630	—	—
	Non-trade receivables and others		12,125	146,416	—	—
	Non-trade payables and others		—	—	218	152
	Derivatives		27,306	41,368	18,095	6,531

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of December 31, 2018 and 2019 are as follows:

Type	Company name		Beginning balance	Loans	Collection	Others	Ending balance
			In millions of won
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	￦	27,634	132	—	910	28,676
	(Allowance for doubtful accounts)		(6,065)	—	—	(1,260)	(7,325)
Associates	PT. Cirebon Electric Power		8,696	—	(8,900)	782	578
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		1,413	20,148	—	(606)	20,955
Associates	PT. Wampu Electric Power		14,880	—	—	1,622	16,502
Associates	Gunsan Bio Energy Co., Ltd.		9,396	3,000	—	—	12,396
	(Allowance for doubtful accounts)		—	(10,128)	—	—	(10,128)
Associates	Hyundai Energy Co., Ltd.	￦	2,465	—	—	—	2,465
	(Allowance for doubtful accounts)		(2,465)	—	—	—	(2,465)
Joint ventures	Recursos Solares PV de Mexico II SA DE CV		—	1,054	—	1	1,055
Joint ventures	Horus Solar SA DE CV		—	3,320	—	3	3,323
Joint ventures	SUNMEX RENOVABLES SA DE CV		—	144	—	—	144
Joint ventures	Kelar S.A		48,694	—	(8,320)	1,784	42,158
Joint ventures	Chester Solar IV SpA		—	1,688	(1,688)	—	—
Joint ventures	Chester Solar V SpA		—	535	(535)	—	—
Joint ventures	Diego de Almagro Solar SpA		—	2,101	(2,101)	—	—
Joint ventures	Chun-cheon Energy Co., Ltd.		616	4,441	—	—	5,057
Joint ventures	Dangjin Eco Power Co., Ltd. (before the spin-off)		—	2,600	(2,600)	—	—
Joint ventures	DE energia SpA		—	6,799	—	(167)	6,632
Joint ventures	Eumseong Natural Gas Power Co., Ltd.(*1)		—	20,000	(20,000)	—	—

		￦	105,264	55,834	(44,144)	3,069	120,023

(*1)	Eumseong Natural Gas Power Co., Ltd. was established by spin-off from Dangjin Eco Power Co., Ltd. and merged by the Company during the year ended December 31, 2019.

(6)	Borrowings arising from related party transactions as of December 31, 2018 and 2019 are as follows:

Related parties	Type		Beginning balance	Borrowings	Repayment	Others	Ending balance
			In millions of won
Korea Development Bank	Facility	￦	66,793	5,700	(12,648)	—	59,845
	Others		4,154	—	(654)	—	3,500
	Operating funds		81,000	172,442	(73,992)	(450)	179,000
	Syndicated Loan		17,277	—	(1,055)	863	17,085

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2019 are as follows:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	Shuweihat Asia Power Investment B.V.

Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD 1,387	Rabigh Electricity Company

Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees	USD 70,000	SMBC Ho Chi Minh and others
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD 900,000	Export-Import Bank of Korea and others

		Performance guarantees and others	USD 4,430,240

Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees	USD 223,000	EPS Renewables Holdings, LLC, Santander Bank and others

Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 170,000	EPS Renewables Holdings, LLC, Santander Bank and others

Korea Electric Power Corporation	RE Barren Ridge 1 Holdings LLC	Performance guarantees	USD 149,000	EPS Renewables Holdings, LLC, Santander Bank and others

Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR 6,508	Hana Bank

Korea Electric Power Corporation		Debt guarantees	SAR 80,000

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2019 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies

Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD 100,000	ING Bank

Korea Electric Power Corporation	Amman Asia Electric Power Company

Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 1,411	Hana Bank and others
		Guarantees for supplemental funding and others(*1)	—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD 2,500	Krung Thai Bank
		Collateralized money invested	KRW 72,935
		Impounding bonus guarantees	USD 5,000	SK E&C

Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 5,600	Saudi Arabia British Bank

Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 2,060	Korea Development Bank

Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested(*7)	KRW 41,531	Kookmin Bank and others
		Debt guarantees	KRW 20,300	BNK Securities and others

Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW 1,438	Woori Bank Nonghyup Bank
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 215

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2019 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies

Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 66,956	Kookmin Bank
		Guarantees for supplemental funding(*1)	—	Kookmin Bank and others

Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 5,045	Korea Development Bank and others

Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 17,342	Kookmin Bank and others
		Guarantees for supplemental funding(*1)	—

Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 34,872	Kookmin Bank and others
		Guarantees for supplemental funding(*1)	KRW 20,000
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,375	Shinhan Bank and others
		Guarantees for supplemental funding(*1)	—

Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 255,983	Korea Development Bank and others
		Guarantees for supplemental funding(*1)	—

Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,040	Kookmin Bank and others

Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 17,627	KDB Capital Corporation and others
		Guarantees for supplemental funding(*1)	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2019 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies

Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 17,182	IBK
		Guarantees for supplemental funding(*1)	KRW 18,989	IBK

Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 7,846	Samsung Fire & Marine Insurance Co., Ltd. and others

Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD 24,544	Sumitomo Mitsui Banking Corporation
		Other guarantees	USD 3,150	PT Adaro Indonesia
		Guarantees for supplemental funding(*1)	—	Sumitomo Mitsui Banking Corporation and others
		Collateralized money invested	KRW 34,327	MUFG and others

Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees	USD 14,400	Societe Generale
		Collateralized money invested	KRW 13,863	JCSD Trustee Services Limited and others

EWP Barbados 1 SRL	South Jamaica Power Company Limited	Guarantees for supplemental funding(*1, 3)	—	JCSD Trustee Services Limited and others

Korea East-West Power Co., Ltd.	DE Energia SpA	Collateralized money invested	KRW 8,665	Mirae Asset Daewoo Co., Ltd. and others

Korea East-West Power Co., Ltd.		Debt guarantees	KRW 6,632

Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW 2,382	Shinhan Bank and Kyobo Life Insurance Co., Ltd.
		Performance guarantees and guarantees for supplemental funding(*1)	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2019 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies

Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 26,247	Korea Development Bank and others
		Guarantees for supplemental funding and others(*1)	KRW 8,000

Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 22,824	Shinhan Bank and others
		Performance guarantees	—

Korea Southern Power Co., Ltd.	Kelar S.A	Performance guarantees	USD 61,692	Hana Bank, MUFG

Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Debt guarantees(*9)	USD 16,000	Shinhan Bank
		Performance guarantees	USD 3,600
		Debt guarantees(*9)	USD 240
		Performance Debt guarantees(*9)	USD 1,898	Hana Bank

Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 5,877	Woori Bank and Shinhan Bank and others
		Performance guarantees	—

Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW 2,553	IBK
		Guarantees for supplemental funding(*1)	—

Korea Southern Power Co., Ltd.	Jeongam Wind Power Co., Ltd.	Guarantees for supplemental funding(*1) and performance guarantees	—	SK Securities.Co., LTD., KDB Capital Corporation, and others
		Collateralized money invested	KRW 4,437

Korea Southern Power Co., Ltd.	Taebaek Wind Power Co., Ltd.	Guarantees for supplemental funding(*1)	—	Shinhan Bank and others

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2019 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies

Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees(*4,7)	—	SEM Investment Co., Ltd.

Kospo Chile SpA	Kelar S.A.	Collateralized money invested	KRW 70,462	Export-Import Bank of Korea and others
	Chester Solar I SpA	Collateralized money invested	KRW 1,157	IBK
	Chester Solar IV SpA	Collateralized money invested	KRW 672
	Chester Solar V SpA	Collateralized money invested	KRW 146
	Diego de Almagro Solar Spa	Collateralized money invested	KRW 1,035
	Laurel SpA	Collateralized money invested	KRW 595

Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric. Co., Ltd.	Collateralized money invested	KRW 386	IBK and others

Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 124,253	Korea Development Bank and others

Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 11,248	Mizuho Bank

Korea Midland Power Co., Ltd.	PT. Wampu Electric Power	Debt guarantees	USD 4,854	SMBC

Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW 163	IBK
		Guarantees for supplemental funding and others(*1)	—	IBK and others

Korea Midland Power Co., Ltd.	YaksuESS Co., Ltd.	Collateralized money invested	KRW 516	IBK

Korea Midland Power Co., Ltd.	Namjeongsusang Solar Power Operatin Co., Ltd.	Collateralized money invested	KRW 812	IBK

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2019 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies

Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW 2,054	IBK

Korea South-East Power Co., Ltd.	Hyundai Energy Co., Ltd.	Collateralized money invested(*5)	—	IBK

		Guarantees for supplemental funding and others(*1,6)	KRW 76,800	NH investment & securities Co., Ltd. and others

Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested	KRW 115,784	Korea Development Bank and others

Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 16,248	UniCredit Bulbank and others

Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 19,376	UniCredit Bulbank and others

Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding(*1,2)	KRW 2,500	Woori Bank

Korea South-East Power Co., Ltd.	Goseong Green Energy Co., Ltd.	Collateralized money invested	KRW 2,340	Kyobo Life Insurance Co., Ltd. and others

Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW 2,430	Kyobo Life Insurance Co., Ltd. and others

Korea South-East Power Co., Ltd.	PND solar., Ltd.	Collateralized money invested	KRW 1,144	IBK

Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW 3,781	Samsung Life Insurance and others

Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 2,198	IBK

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2019 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies

Korea South-East Power Co., Ltd.	Cheongsong Myeonbongsan Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 2,764	Kyobo Life Insurance Co., Ltd. and others

Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	KRW 6,611	Hana Bank and others
		Guarantees for supplemental funding(*1)	—

Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 10,636	Shinhan Bank and others

Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW 3,044	Woori Bank and others
		Guarantees for supplemental funding(*1)	—

KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested(*8)	—	Shinhan Bank
		Guarantees for supplemental funding(*1)	—

(*1)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.

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

(*3)

This includes a guarantee for the shareholder’s capital payment in connection with the business of 190MW gas complex thermal power plant in Jamaica. EWP Barbados 1 SRL’s capital contribution amount is USD 18,400,000 and there is no residual guarantee amount among total collateral limit.

(*4)

Controlling and non-controlling common shareholders of Samcheok Eco Materials Co., Ltd. have pre-emption rights, if preferred shareholders intend to sell their shares until December 23, 2020. And promised yield of the preferred stock is guaranteed through the transaction. As of December 31, 2019, the Company has recognized derivative liabilities of ￦6,205 million related to the guarantee. Meanwhile, the

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2019 are as follows, continued:

Company is under an agreement with Samcheok Eco Materials Co., Ltd. that if a damage incurs related to the fulfillment of obligations pursuant to the mandatory contract of coal ash supply, compensation for the expected amount of the damage should be settled.

(*5)

The Company recognized an impairment loss on all of the equity securities of Hyundai Energy Co., Ltd. in prior years, and the acquisition cost of the securities provided as collateral is ￦47,067 million.

(*6)

Pursuant to the guarantee agreement, the Company recognized other provisions of ￦28,717 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*7)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Company were pledged as collateral.

(*8)

The Company recognized an impairment loss on all of the equity securities of Incheon New Power Co., Ltd. during the year ended December 31,2019, and the acquisition cost of the securities provided as collateral is ￦461 million.

(*9)

The Company provided a payment guarantee to Daehan Wind Power PSC for reimbursement of Equity Bridge Loan(EBL), opening LC for Debt Service Reserve Account(DSRA), guarantee for the swap termination costs and others.

(8)	As of December 31, 2019, there is no financial guarantee contract provided by related parties.

(9)	Derivatives transactions with related parties as of December 31, 2019 are as follows:

(i)	Currency Swap

Counterparty	Contract year		Contract Amount		Contract interest rate per annum			Contract exchange rate
			Pay	Receive	Pay (%)	Receive (%)
	In millions of won and thousands of foreign currencies
Korea Development Bank	2019~2024	￦	177,600	USD 150,000	1.24%	2.50%	￦	1,184.00
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
	2017~2020		114,580	USD 100,000	1.75%	2.38%		1,145.80
	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00
	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00
	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

47.	Related Parties, Continued

(9)	Derivatives transactions with related parties as of December 31, 2019 are as follows, continued:

(ii)	Currency forward

Counterparty	Contract date	Maturity date		Contract amounts			Contract exchange rate
				Pay	Receive
	In millions of won and thousands of foreign currencies
Korea Development Bank	2017.12.27	2021.07.12	￦	104,849	USD 100,000	￦	1,048.49
	2019.12.11	2020.01.15		11,925	USD 10,000		1,192.50
	2019.12.30	2020.01.23		4,630	USD 4,000		1,157.40

(10)

The Company considers executive directors and executive head officer in charge of planning, operation, control of business activity as the key members of management. Salaries and other compensations to the key members of management of the Company for the years ended December 31, 2017, 2018 and 2019 are as follows:

Type		2017	2018	2019
		In millions of won
Salaries	￦	1,271	1,106	1,315
Employee benefits		54	24	31

	￦	1,325	1,130	1,346

48.	Non-Cash Transactions

(1)	Significant non-cash investing and financing transactions for the years ended December 31, 2017, 2018, and 2019 are as follows:

Transactions		2017	2018	2019
		In millions of won
Transfer from construction-in-progress to other assets	￦	13,676,233	8,656,252	14,052,094
Recognition of asset retirement cost and related provision for decommissioning costs		2,494,802	310,272	2,425,668
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		342,861	482,699	376,103
Transfer from long-term borrowings and debt securities to current portion of long-term borrowings and debt securities		—	7,100,846	7,759,284
Transfer of right-of-use assets due to change in accounting policy		—	—	5,364,647

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

48.	Non-Cash Transactions, Continued

(2)	Changes in liabilities incurred from financing activities for the years ended December 31, 2018, and 2019 are as follows:

		2018
				Non-cash changes
		Beginning balance	Cash flows	Increase	Changes in accounting policies	Effect of exchange rate fluctuations and others	Increase from the business combination	Ending balance
		In millions of won
Borrowings and debt securities	￦	54,747,392	5,972,336	—	—	314,899	—	61,034,627
Finance lease liabilities		418,260	(134,454)	—	—	—	—	283,806

	￦	55,165,652	5,837,882	—	—	314,899	—	61,318,433

		2019
				Non-cash changes
		Beginning balance	Cash flows	Increase	Changes in accounting policies	Effect of exchange rate fluctuations and others	Increase from the business combination	Ending balance
		In millions of won
Borrowings and debt securities	￦	61,034,626	6,342,074	—	—	496,940	2,900	67,876,540
Lease liabilities		283,806	(573,437)	218,800	4,943,584	197,380	—	5,070,133

	￦	61,318,432	5,766,877	218,800	4,943,584	694,080	2,900	72,946,673

49.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of December 31, 2018 and 2019 are as follows:

		2018		2019
Contracts		Amounts	Balance	Amounts	Balance
		In millions of won
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	￦	56,183	37,309	56,408	24,721
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shin-Tangjung)		44,315	31,801	45,390	32,876
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		34,500	34,500	36,143	36,143
Purchase of GIS (362kV, 6300A, 63kA) 26CB – Hwasung S/S		29,143	18,194	40,010	15,300
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,694	10,491	37,744	9,700
Purchase of Concrete Poles (10M, 350KGF) 121,900 and 6 others		133,387	13,343	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

49.	Commitments for Expenditure, Continued

(1)	The commitments for acquisition of property, plant and equipment as of December 31, 2018 and 2019 are as follows, continued:

	2018		2019
Contracts	Amounts	Balance	Amounts	Balance
	In millions of won
Purchase of cable (TR CNCE-W/AL, 1C, 400SQ) 3,504,000M	66,240	38,998	66,240	—
Purchase of cable (FR CNCO-W, 1C, 325SQ) 1,400,000	57,475	48,598	59,716	37,249
Purchase of switch (Eco) 9,360 units	40,631	34,797	40,631	24,031
Purchase of cable (TR CNCE-W/AL, 1C, 400SQ) 2,654,400M	—	—	36,063	6,243
Construction of Shin-Kori units (#3,4)	7,363,514	3,211	7,498,951	—
Construction of Shin-Kori units (#5,6)	8,625,387	5,930,099	8,625,387	4,479,956
Construction of Shin-Hanul units (#1,2)	7,982,342	355,704	8,306,149	—
Other 27 contracts	269,681	161,243	352,710	122,890
Service of designing Seoul Combined units (#1,2)	29,996	4,744	30,778	2,119
Purchase of main machine for construction of Seoul Combined units (#1,2)	365,164	51,165	331,249	15,918
Construction of Seoul Combined units (#1,2)	285,890	27,125	387,722	31,150
Purchase of smoke eliminating machine for construction of Shin-Boryeong units (#1,2)	172,609	13,986	157,618	—
Service of designing Shin-Boryeong units (#1,2)	120,199	1,076	120,668	888
Purchase of main machine for construction of Shin-Boryeong units (#1,2)	866,065	4,981	816,317	4,955
Purchase of furnace for construction of Shin-Seocheon thermal power plant	305,209	74,631	305,209	43,388
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant	104,402	57,968	105,226	10,736
Electricity construction of Shin-Seocheon thermal power plant	217,848	174,122	231,196	87,874
Purchase of main machine for Jeju LNG combined	166,287	11,272	166,287	12,088
Service of designing Taean IGCC plant units	46,001	3,161	46,101	2,332
Service of designing Taean units (#9,10)	112,344	13,338	112,483	12,862
Purchase of furnace for construction of Taean units (#9,10)	556,504	18,502	556,206	17,579
Purchase of turbine generator for construction of Taean units (#9,10)	214,462	10,422	214,208	10,857
Purchase of coal handling machine for construction of Taean (#9,10) and IGCC units (conditional contract for installation)	205,764	282	205,764	282
Purchase of oxygen plant for construction of Taean IGCC units	96,068	1,552	97,345	1,630
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant	—	—	104,600	104,600
Purchase of coal handling machine for construction of Samcheok units (#1,2)	307,925	48,736	282,927	42,785

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

49.	Commitments for Expenditure, Continued

(1)	The commitments for acquisition of property, plant and equipment as of December 31, 2018 and 2019 are as follows, continued:

	2018		2019
Contracts	Amounts	Balance	Amounts	Balance
	In millions of won
Purchase of furnace for construction of Samcheok units (#1,2)	1,092,287	12,215	1,066,824	11,771
Purchase of turbine main equipment for Samcheok units (#1,2)	212,188	348	223,550	132
Purchase of main equipment for Namjeju	146,594	134,949	138,486	84,982

(2)	As of December 31, 2019, details of contracts for inventory purchase commitment are as follows:

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

Type	Periods	Contracted quantity
Concentrate	2019 ~ 2030	38,990 Ton U3O8
Transformed	2019 ~ 2030	21,969 Ton U
Enrichment	2019 ~ 2030	17,060 Ton SWU
Molded (Light)	2019 ~ 2020	756 Ton U
Molded (Medium))	2019 ~ 2020	401 Ton U
Molded (Initial core)	2019 ~ 2022	415 Ton U

50.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of December 31, 2018 and 2019 are as follows:

	2018			2019
	Number of cases	Claim amount		Number of cases	Claim amount
	In millions of won
As the defendant	570	￦	673,882	586	￦	697,835
As the plaintiff	174		793,491	199		707,287

As of December 31, 2019, among the litigations mentioned above, there are ongoing litigations of KHNP, a subsidiary of KEPCO, against KEPCO Engineering & Construction Company, Inc., a subsidiary of KEPCO, as a co-defendant (one case amounting to ￦65,927 million).

A group of plaintiffs (consisting of 2,167 individuals) filed a lawsuit against NSSC (Nuclear Safety and Security Commission) regarding NSSC’s approval on May 18, 2015 of extending the operation of Wolsong

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

50.	Contingencies and Commitments, Continued

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of December 31, 2018 and 2019 are as follows, continued:

unit 1 nuclear power plant. The appeal was ongoing as of December 31, 2019. Also, Greenpeace and others filed an administrative litigation against NSSC requesting cancelation of the construction permit of Shin-Kori unit 5 and 6 in September 12, 2016 and lost the lawsuit in February 14, 2019. They appealed the case in March 18, 2019. The Company joined these litigations as a stakeholder after obtaining permission from the Court.

As of December 31, 2019, in connection with Shin-Hanul unit 3 & 4, the Company has received communications from a vendor for costs incurred for the preliminary work of the main equipment and associated compensation due to the discontinuation of the construction. The Company does not believe that it has a present obligation to this vendor, and that it is probable that the Company will prevail if a lawsuit is filed against the Company. In addition, the Company cannot reliably estimate the potential economic outflow related to the obligation as of December 31, 2019.

The long-term service contract between Gyeonggi Green Energy Co., Ltd. (Gyeonggi Green Energy) and its fuel cell supplier expired during the year ended December 31, 2018. Gyeonggi Green Energy had been in negotiations to renew the contract as the creditors requested, and, as a result, Gyeonggi Green Energy renewed the long-term service contract with fuel cell supplier on August 30, 2019. Accordingly, the Company has obtained approval from the creditors for long-term service contracts with the fuel cell supplier.

The Company is the defendant against a number of claims. The following is potentially significant ongoing claims pertaining to the Company:

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

The Company believes that the possibility of economic benefit outflow is probable on the ongoing and the expected lawsuit. For this reason, the Company recognized ￦28,579 million of other provision in relation to the lawsuit as of December 31, 2019.

In addition to the abovementioned significant ongoing claims, there are 15 arbitration cases pertaining to the Company as of December 31, 2019 and the significant arbitration cases for the year ended December 31, 2019 are as follows:

①

KEPCO and KEPCO KDN Co., Ltd., a subsidiary of KEPCO, have been accused of breach of contract in relation to ERP software, which is provided by SAP Korea Ltd. The litigation was filed in the International Chamber of Commerce International Court of Arbitration, but the Company has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

②

In 2016, Hyundai E&C, GS Engineering & Construction Corp. and Hansol SeenTec Co., Ltd. filed an arbitration against the Company to the Korea Commercial Arbitration Board in relation to the request for additional construction costs. As described in Note 26.(2), the Company recognized the litigation provisions of ￦204,787 million in relation to this arbitration case and made the payment according to the results of this arbitration during the year ended December 31, 2018.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

50.	Contingencies and Commitments, Continued

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of December 31, 2018 and 2019 are as follows, continued:

③

In 2016, Halla Corporation filed an arbitration against the Company to the Korea Commercial Arbitration Board in relation to the request for additional construction costs and the Company filed an arbitration against Halla Corporation to the Korea Commercial Arbitration Board in relation to the request for a penalty payment for the delayed construction work. The Company has recognized ￦19,754 million as a provision for the best estimate of the expenditure required to fulfill its obligations in relation to this arbitration as of December 31, 2019. After the reporting period, the Company has recognized reversal of the provision amounting to ￦19,754 million according to the settlement from the authority.

④	The Company has filed for arbitration against IL KWANG E&C Co., Ltd. to the Korea Commercial Arbitration Board, in relation to damage claims received as of December 31, 2019.

⑤

In relation to the electric power IT modernization project in Kerala, India, Enzen, a subcontractor, filed an arbitration against the Company to the Indian Council of Arbitration due to disagreements in the contract, but the Company has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2018 and 2019 are as follows:

①

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

②

The Company has provided PT. Perusahaan Listrik Negara performance guarantee up to USD 2,293 thousand and investment guarantee up to USD 43,500 thousand to Mizuho bank and others in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

③

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

⑤

The Company has provided the Export-Import Bank of Korea and SMBC guarantee of mutual investment of USD 401 thousand, which is equivalent to the ownership interest of PT Mega Power Mandiri, in order to guarantee the expenses related to hydroelectric power business of PT. Wampu Electric Power, an associate of the Company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

50.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2018 and 2019 are as follows, continued:

⑥

The Company provides the DekaBank with an investment guarantee of EUR 13,800 thousand to Stavro Vind AB, to enter into a loan contract for the Sweden Wind Power (Stavro) construction operation project.

⑦

The Company is obligated to complete the construction of the waste oil refining for power generation business of Next energy Co.,Ltd. (contract amount : ￦14,700 million) as a construction company. The Company is liable to compensate to financial institution agents for the liquidated damages in case of incompletion of the construction. Also, the Company has made performance guarantee agreement with Next energy Co.,Ltd. after the completion of the construction, which obliges the Company to provide supplemental funding if the amount of power generated or the operation time of the power plant does not reach the agreed level. The Company expected outflow of resources is probable due to guarantee of completing the construction. Hence, the Company recognized revenue over time after deducting ￦5,244 million as the variable consideration for the contract amount of the project.

(3)	Credit lines provided by financial institutions as of December 31, 2019 are as follows:

Commitments	Financial institutions	Currency	Limited amount	Used amount
		In millions of won and thousands of foreign currencies
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,825,500	373,219
Commitments on Bank-daylight overdraft	Nonghyup Bank and others	KRW	280,000	—
Limit amount available for CP	Hana Bank and others	KRW	1,250,000	1,150,000
Limit amount available for card	Hana Bank and others	KRW	51,904	6,686
	Banco de Oro	PHP	5,000	3,000
Loan limit	Kookmin Bank and others	KRW	1,050,503	685,429
	DBS Bank and others	USD	2,492,700	14,400
Certification of payment on payables from foreign country	Nonghyup Bank	USD	4,680	3,892
Certification of payment on L/C	Shinhan Bank	KRW	7,749	—
	Shinhan Bank and others	USD	1,051,334	171,975
	Societe Generale	MYR	2,500	2,500

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

50.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions as of December 31, 2019 are as follows, continued:

Commitments	Financial institutions	Currency	Limited amount	Used amount
		In millions of won and thousands of foreign currencies
Certification of Performance guarantee on contract	Seoul Guarantee Insurance and others	KRW	84,011	66,892
	First Abu Dhabi Bank and others	USD	596,862	465,093
	Korea Development Bank and others	JPY	637,495	637,495
	Hana Bank and others	EUR	4,158	4,158
	Hana Bank and others	INR	191,883	191,883
	Hana Bank	CAD	464	464
	Shinhan Bank	ZAR	55,730	55,730
Certification of bidding	Hana Bank	USD	10,000	197
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	44,047	44,047
	Export-Import Bank of Korea and others	USD	714,654	649,402
	Hana Bank	SAR	86,508	86,508
	SMBC Bank	QAR	15,000	15,000
Others	Nonghyup Bank and others	KRW	537,064	47,638
	Export-Import Bank of Korea and others	USD	1,562,194	1,315,378
	Shinhan Bank	JPY	381,210	381,210
	Standard Chartered	AED	50	50
Inclusive credit	Hana Bank	KRW	8,000	772
	Hana Bank and others	USD	30,975	17,502
	Shinhan Bank	INR	92,348	92,348
Trade finance	BNP Paribas and others	USD	700,000	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

50.	Contingencies and Commitments, Continued

(4)	As of December 31, 2019, blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description
	In millions of won and thousands of foreign currencies
Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	275,600	Collateral for borrowings(*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	171,600	Collateral for borrowings(*2)
SE Green Energy Co., Ltd.	DB Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	149,500	Collateral for borrowings(*2)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents	KRW	327,080	Collateral for borrowings(*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Land, buildings, structures and machinery and others	KRW	110,500	Collateral for borrowings(*2)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents	KRW	396,120	Collateral for borrowings(*2)
Gyeongju Wind Power Co., Ltd.	Samsung Fire & Marine Insurance Co., Ltd. and Others	Property, plant and equipment and others	KRW	110,240	Collateral for borrowings (*2)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and Others	Utility plant and others	KRW	293,400	Collateral for borrowings(*2)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	236,570	Collateral for borrowings(*1)
KST Electric Power Company	The Export—Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	401,277	Collateral for debt securities(*1)

(*1)	This is based on the amount of loan commitment limit.

(*2)	As of December 31, 2019, the Company has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

50.	Contingencies and Commitments, Continued

(4)	As of December 31, 2019, blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows, continued:

The Company has ￦1,197 million of project loans from Korea Energy Agency as of December 31, 2019. The Company has provided a blank check as a repayment guarantee.

(5)

The Company temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ￦75,634 million as of December 31, 2019, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ￦49 million and depreciation on the idle assets of ￦6,542 million are recorded in other expenses for the year ended December 31, 2019. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Company is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of December 31, 2019.

(6)

Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Company can exercise the property rights for the Company’s facility in the Gaeseong Industrial District as of December 31, 2019. The book value of facility is ￦16,611 million and the amount of trade receivables related to the companies residing in Gaeseong industrial complex is ￦2,911 million. The outcome of this event cannot be reasonably estimated as of December 31, 2019.

(7)

In connection with the electric power IT modernization project in Kerala, India, negotiations are underway due to disagreements in the contract regarding the existence and the scope of a warranty obligation. However, the Company has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of December 31, 2019.

51.	Business Combination

(1)	The details of business combinations that occurred for the year ended December 31, 2019 are as follows:

Company	Key operation activities	Date of merger	Transfer price
	In millions of won
Eumseong Natural Gas Power Co., Ltd.	Power generation	2019.12.23	225,758

Eumseong Natural Gas Power Co., Ltd. was established in August 2019 by spin-off from Dangjin Eco Power Co., Ltd., and obtained the license for LNG combined power generation under the 8th Basic Plan for Long-Term Electricity Supply and Demand. Korea East-West Power Co., Ltd., a subsidiary of the Company, acquired 100% of its interest in Eumseong Natural Gas Power Co., Ltd. for stable power supply and profit generation through diversification of power sources, and merged with Eumseong Natural Gas Power Co., Ltd. on December 23, 2019.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

51.	Business Combination, Continued

(2)	Details of the transfer price at fair value given by the acquirer of the business combination for the year ended December 31, 2019 are as follows:

Type		Amounts
		In millions of won
Cash and cash equivalents	￦	156,700
Other trade payables		10,000
Fair value of the shares owned before the acquisition		59,058

	￦	225,758

(3)	The fair values of assets and liabilities acquired through the business combination at the acquisition date for the year ended December 31, 2019 are as follows:

Type		Amounts
		In millions of won
Fair value of the identifiable assets	￦
Current assets
Cash and cash equivalents		2,389
Trade and other receivables		55
Non-current assets
Property, plant and equipment		54
Intangible assets		172,434
Other assets		60
Fair value of the identifiable liabilities
Current liabilities
Borrowings		(2,900)
Non-current liabilities
Deferred tax liabilities		(41,729)

	￦	130,363

(4)	Details of goodwill resulting from the business combination for the year ended December 31, 2019 are as follows:

Type		Amounts
		In millions of won
Fair value of transfer price	￦	225,758
Less : Fair value of the identifiable net assets		(130,363)

	￦	95,395

Goodwill arose from the business combination due to the transfer price including the premium to obtain control paid in order to acquire Eumseong Natural Gas Power Co., Ltd. It also includes expectation of synergy effect and future growth in profits derived from business combination with LNG combined power

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

51.	Business Combination, Continued

(4)	Details of goodwill resulting from the business combination for the year ended December 31, 2019 are as follows, continued:

generation project. These business rights can be separated from goodwill which satisfies the recognition requirements and thus the business rights have been recognized as a separate intangible asset.

On the contrary, the expected benefits such as direct fuel acquisition and reduce costs for O&M did not satisfy the recognition requirements for identifiable intangible assets and thus were not recognized separately from the goodwill.

(5)	Net cash outflows from the business combination for the year ended December 31, 2019 are as follows:

Type		Amounts
		In millions of won
Cash paid for the acquisition	￦	156,700
Less : Cash and cash equivalents received		(2,389)

	￦	154,311

(6)	Fees for legal service, due diligence and others relating to the business combination amounted to ￦24 million.

The fees were excluded from the transfer price and recognized as selling and administrative expenses in the statement of comprehensive income (loss) for the year ended December 31, 2019.

(7)

There is no sale or net profit included in the statement of comprehensive income (loss) for the year ended December 31,2019, in relation to additional business launched by Eumseong Natural Gas Power Co., Ltd.

52.	Subsequent Events

(1)

Subsequent to December 31, 2019, Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd. and Korea Hydro & Nuclear Power Co., Ltd. issued a foreign bond and corporate bonds for funding debt repayment, facility investments, and operations as follows:

Company	Type	Issue date	Maturity	Interest rate	Amount
	In millions of won and thousands of foreign currencies
Korea South-East Power Co., Ltd.	Foreign bond	2020.02.03	2025.02.03	2.13%	USD 300,000

Korea Midland Power Co., Ltd.	#54-1 non-guaranteed corporate bond	2020.02.25	2040.02.25	1.53%	KRW 50,000

	#54-2 non-guaranteed corporate bond	2020.02.25	2050.02.25	1.53%	KRW 120,000

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019

52.	Subsequent Events, Continued

(1)

Subsequent to December 31, 2019, Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd. and Korea Hydro & Nuclear Power Co., Ltd. issued a foreign bond and corporate bonds for funding debt repayment, facility investments, and operations as follows, continued:

Company	Type	Issue date	Maturity	Interest rate	Amount
	In millions of won and thousands of foreign currencies

	#55 non-guaranteed corporate bond	2020.03.18	2040.03.18	1.59%	KRW 80,000

Korea Hydro & Nuclear Power Co., Ltd.	#55-1 non-guaranteed corporate bond	2020.04.02	2040.04.02	1.80%	KRW 50,000

	#55-2 non-guaranteed corporate bond	2020.04.02	2050.04.02	1.80%	KRW 50,000

(2)	Subsequent to December 31, 2019, Korea Western Power Co., Ltd. borrowed foreign short-term borrowings for funding operations. Details of the foreign short-term borrowings are as follows:

Company	Type	Issue date	Maturity	Interest rate	Amount
	Thousands of foreign currencies
Korea Western Power Co., Ltd.	Foreign short-term borrowings	2020.02.06	2020.05.06	1.97%	USD 24,658
	Foreign short-term borrowings	2020.02.26	2020.05.26	1.86%	USD 7,329