Form 20-F
period 2020-12-31
KOREA ELECTRIC POWER CORP
filed 2021-04-30
CIK 887225

As filed with the Securities and Exchange Commission on April 30, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Yoonjue Lee, +82 61 345 4213, yoonjue.lee@kepco.co.kr, +82 61 345 4299

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

The selected consolidated financial data set forth below as of and for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.

You should read the following data with the more detailed information contained in Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements included in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

Consolidated Statement of Comprehensive Income (Loss) Data

	2016		2017		2018		2019		2020		2020
	(rounded to billions of Won and millions of US$, except per share data)(1)
Sales	￦	59,763	￦	59,336	￦	60,033	￦	58,568	￦	57,926	$53,334
Cost of sales		45,550		52,099		58,208		57,780		51,805	47,698
Gross profit		14,213		7,237		1,825		788		6,121	5,636
Selling and administrative expenses		2,639		2,763		2,628		2,670		2,678	2,466
Other income (expenses), net		652		689		739		756		619	570
Other gains (losses), net		70		157		(621)		(582)		35	32
Operating profit (loss)		12,296		5,320		(685)		(1,708)		4,097	3,772
Finance income (expenses), net		(1,646)		(1,596)		(1,674)		(1,772)		(1,386)	(1,276)
Profit (loss) before income tax		10,513		3,614		(2,001)		(3,266)		2,992	2,755
Income tax benefit (expense)		(3,365)		(2,173)		826		1,002		(899)	(828)
Profit (loss) for the period		7,148		1,441		(1,175)		(2,264)		2,093	1,927
Other comprehensive income (loss)		(2)		(95)		(107)		135		(220)	(203)
Total comprehensive income (loss)		7,146		1,346		(1,282)		(2,128)		1,873	1,724
Profit (loss) attributable to:
Owners of the Company		7,048		1,299		(1,315)		(2,346)		1,992	1,834
Non-controlling interests		100		142		140		82		101	93
Total comprehensive income (loss) attributable to:
Owners of the Company		7,042		1,230		(1,426)		(2,239)		1,803	1,660
Non-controlling interests		104		116		144		111		70	64
Earnings (loss) per share
Basic(2)		10,980		2,023		(2,048)		(3,654)		3,102	2.86
Earnings (loss) per ADS
Basic(2)		5,490		1,012		(1,024)		(1,827)		1,551	1.46
Dividends per share		1,980		790		—		—		1,216	1.12

Consolidated Statements of Financial Position Data

	As of December 31,
	2016	2017	2018	2019	2020	2020
	(rounded to billions of Won and millions of US$, except share data)(1)

Net working capital (deficit)(3)	￦ (5,031)	￦ (4,283)	￦ (2,096)	￦ (4,749)	￦ (5,319)	$ (4,897)
Property, plant and equipment, net	145,743	150,882	152,743	164,702	168,709	155,335
Total assets	177,837	181,789	185,249	197,598	203,142	187,038
Total shareholders’ equity	73,051	72,965	71,093	68,890	70,667	65,065
Equity attributable to owners of the Company	71,724	71,682	69,744	67,496	69,297	63,804
Non-controlling interests	1,327	1,283	1,349	1,393	1,370	1,261
Share capital	3,210	3,210	3,210	3,210	3,210	2,956
Number of common shares as adjusted to reflect any changes in capital stock	641,964,077	641,964,077	641,964,077	641,964,077	641,964,077	641,964,077
Long-term debt (excluding current portion)(4)	44,700	45,624	53,073	59,019	59,050	54,369
Other long term liabilities(5)	35,347	39,776	39,242	45,457	47,544	43,775

Notes:

(1)

The financial information denominated in Won as of and for the year ended December 31, 2020 has been translated into U.S. dollars at the exchange rate of Won 1,086.1 to US$1.00, which was the Noon Buying Rate as of December 31, 2020.

(2)

Basic earnings (loss) per share are calculated by dividing net income available to holders of our common shares by the weighted average number of common shares issued and outstanding for the relevant period. Basic earnings (loss) per ADS have been computed as if all of our issued and outstanding common shares are represented by ADSs during each of the years presented. Each ADS represents one-half of our common share. Dilutive earnings (loss) per share were the same as basic earnings (loss) per share for the years ended December 31, 2016 through 2020 since there were no potential dilutive instruments.

(3)

Net working capital is defined as current assets minus current liabilities. For the periods indicated, current liabilities exceeded current assets, which resulted in working capital deficit for such periods.

(4)

Long-term debt, net consists of long-term borrowings and debt securities (excluding the current portions but including original issue discounts and premiums) without taking into consideration of swap transactions.

(5)

Other long-term liabilities consist of total non-current liabilities of our consolidated financial statements included in this annual report minus long-term debt (excluding current portion) of this table.

Currency Translations and Exchange Rates

In this annual report, unless otherwise indicated, all references to “Won,” “KRW” or “￦” are to the currency of Korea, all references to “U.S. dollars,” “Dollars,” “USD”, “$” or “US$” are to the currency of the United States of America; all references to “Euro”, “€” or “EUR” are references to the currency of the European Union; all references to “Yen”, “¥” or “JPY” are references to the currency of Japan; all references to “A$” or “AUD” are to the currency of Australia; and all references to “RMB” are to the currency of the People’s Republic of China. Unless otherwise indicated, all translations from Won to U.S. dollars were made at Won 1,086.1 to US$1.00, which was the Noon Buying Rate of the Federal Reserve Board (the “Noon Buying Rate”) in effect as of December 31, 2020, which rates are available on the H.10 statistical release of the Federal Reserve Board. On April 16, 2021, the Noon Buying Rate was Won 1,114.9 to US$1.00. The exchange rate between the U.S. dollar and Korean Won may be highly volatile from time to time and no representation is made that the Won or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2016	1,203.7	1,160.5	1,242.6	1,090.0
2017	1,067.4	1,141.6	1,207.2	1,067.4
2018	1,112.9	1,099.3	1,141.7	1,054.6
2019	1,155.5	1,165.8	1,220.7	1,111.8
2020	1,086.1	1,180.6	1,267.3	1,081.9
October	1,134.0	1,143.8	1,166.1	1,127.8
November	1,105.8	1,116.1	1,137.4	1,105.3
December	1,086.1	1,093.8	1,107.3	1,081.9
2021 (through April 16)	1,114.9	1,115.9	1,140.6	1,081.6
January	1,118.4	1,098.2	1,118.4	1,081.6
February	1,123.4	1,111.8	1,123.7	1,099.6
March	1,126.7	1,130.3	1,140.6	1,118.6
April (through April 16)	1,114.9	1,121.2	1,131.6	1,114.9

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

Item 3.B.	Capitalization and Indebtedness

Not Applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

Item 3.D.	Risk Factors

Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be seriously harmed. Such risks fall primarily under the categories below:

Risks relating to KEPCO primarily include:

•	increases in fuel prices which may not be passed on to customers;

•	Governmental policies that may affect the industry or our operations;

•	capacity expansion plans based on projections of long-term supply and demand of electricity proving to be inadequate against actual supply and demand;

•	being subject to various environmental legislations, regulations and government initiatives;

•	incurrence of additional indebtedness;

•	the movement of Won against other currencies;

•	risks associated with new business strategies and overseas expansion opportunities;

•	an increase in electricity generated by and/or sourced from independent power producers eroding our market position;

•	labor unrest and increases in labor cost;

•	risks associated with the operation of nuclear power generation facilities;

•	opposition from civic groups in respect of the construction and operation of our facilities;

•	risk management policies and procedures failing to be effective, including but not limited to failing to prevent losses in our debt and foreign currency positions;

•	limited amount and scope of insurance coverage;

•	inability to raise equity capital without the Government’s participation;

•	claims by current or previous employees for unpaid wages;

•	cyberattacks;

•	previous or current engagements in Iran and Russia; and

•	the effects of COVID-19.

Risks relating to Korea and Global Economy primarily include:

•	unfavorable financial and economic conditions in Korea;

•	tensions with North Korea;

•	being subject to Korean corporate governance and disclosure standards; and

•	risks associated with enforcing a foreign judgment against us.

Risks relating to Our American Depositary Shares (ADSs) primarily include:

•	restrictions on withdrawal and deposit of common shares under the depositary facility;

•	ownership of our shares being restricted under Korean law;

•	no preemptive rights in certain circumstances;

•	being affected by the volatility of the Korean securities market;

•	dividend payments being affected by fluctuations in the exchange rate; and

•	restriction on the depositary bank from converting and remitting dividends under emergency circumstances.

Risks Relating to KEPCO

Increases in fuel prices may adversely affect our results of operations and profitability as we may not be able to pass on the increased cost to customers at a sufficient level or on a timely basis.

In 2020, fuel costs constituted 28.6% of our cost of sales, and the ratio of fuel costs to our sales was 25.5%. Our generation subsidiaries purchase substantially all of the fuel that they use (except for anthracite coal) from suppliers outside Korea at prices determined in part by prevailing market prices in currencies other than Won. For example, most of the bituminous coal requirements (which accounted for approximately 44.8% of our fuel requirements in 2020 in terms of electricity output) are imported principally from Australia, Indonesia, Russia and, to a lesser extent, South Africa and others, which accounted for approximately 40%, 28%, 14%, 2% and 16%, respectively, of the annual bituminous coal requirements of our generation subsidiaries in 2020.

Approximately 84% of the bituminous coal requirements of our generation subsidiaries in 2020 were purchased under long-term contracts and the remaining 16% from the spot market. Pursuant to the terms of our long-term supply contracts, prices are adjusted periodically based on prevailing market conditions. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited duration. See Item 4.B. “Business Overview—Fuel.”

The prices of our main fuel types, namely, bituminous coal, oil and liquefied natural gas, or LNG, fluctuate, sometimes significantly, in tandem with their international market prices. For example, the average weekly spot price of “free on board” Newcastle coal 6000 GAR (Gross As Received) published by Bloomberg (Bloomberg Ticker: COASNE60) decreased from US$77.49 per ton in 2019 to US$60.60 per ton in 2020 and increased to US$98.38 per ton as of March 29, 2021. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil decreased from US$63.22 per barrel in 2019 to US$42.21 per barrel in 2020 and increased again to US$62.03 per barrel as of March 29, 2021. Furthermore, because the prices of LNG are dependent on the price of crude oil, an increase in such fuel prices can result in an increase in the prices of LNG, which, in turn, affect the cost of purchasing electricity from independent power producers. We cannot assure you that fuel prices will remain stable or will not significantly increase in the remainder of 2021 or thereafter. In addition, effective from January 1, 2020, the International Maritime Organization regulation referred to as IMO 2020 mandated, among other things, a reduction in the global upper limit on the sulphur content of ships’ fuel oil from 3.5% to 0.5%. While we have seen mixed reactions in the market, there is a likelihood that the shift from the traditional high sulphur fuel oil (“HSFO”) to low sulphur fuel oil (“LSFO”) and ultra low sulphur fuel oil (“ULSFO”) may become more pronounced once the pandemic caused by COVID-19 is under control and port authorities resume their full inspection on the fuel content of the ships. Such shift in fuels may significantly increase the operating cost of the shipping lines and the increased costs are expected to be passed onto customers like us via higher freight rates. If fuel prices increase substantially in the future within a short span of time, our generation subsidiaries may be unable to secure adequate fuel supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers may cause our generation subsidiaries to purchase fuel on the spot market at prices higher than the prices available under existing supply contracts, which would result in an increase in fuel costs.

As of January 1, 2021, we implemented a new cost pass-through tariff system to reinforce the correlation between the costs we incur and the tariff we charge to our customers and to enhance transparency by separately billing fuel costs and climate/environment related costs. Previously, the electricity tariff consisted of two main components: (i) the base charge (the “Base Charge”) and (ii) the usage charge (the “Usage Charge”) based on the amount of electricity consumed by end-users. Under the new tariff system, there are new components to the tariff called the fuel cost adjusted charge (the “Fuel Cost Adjusted Charge”) and the climate/environment related charge (the “Climate/Environment Related Charge”). The Fuel Cost Adjusted Charge is adjusted every quarter and the formula for calculating the amount of the Fuel Cost Adjusted Charge is multiplying (i) the unit price of the Fuel Cost adjusted Charge (the “Unit Price of the Fuel Cost Adjusted Charge”), which is the difference between a base fuel cost (the “Base Fuel Cost”) and an actual fuel cost (the “Actual Fuel Cost”) and (ii) the amount of electricity consumed. The Base Fuel Cost is the past twelve-month average fuel price of bituminous coal, LNG and Bunker C oil as posted by the Korea Customs Service. For 2021, the twelve-month average fuel price is measured by taking the average of monthly fuel prices from twelve preceding months from one month before the new tariff system was implemented. To illustrate, the Base Fuel Cost for the first and second quarters of 2021 was the average of the fuel prices from December 2019 to November 2020. On the other hand, the Actual Fuel Cost is the past three-month average fuel price of the same fuels we use to measure the Base Fuel Cost. The past three-month average fuel price is measured by taking the average of monthly fuel prices from three preceding months from one month before the start of each period when the applicable Fuel Cost Adjusted Charge will be updated. To illustrate, for the first quarter of 2021, we used the fuel costs for September, October and November 2020 to calculate the three-month average fuel price.

The quarterly-adjusted Fuel Cost Adjusted Charge has built-in caps in view of price stability and other public policy considerations. First, there is a cap on the Unit Price of the Fuel Cost Adjusted Charge to be (i) no less than Won ±1 per kilowatt-hour and (ii) no greater than Won ±3 per kilowatt-hour as compared to the immediately preceding quarter. In other words, any change less than Won ±1 per kilowatt-hour will not be reflected to the Fuel Cost Adjusted Charge and any change greater than Won ±3 per kilowatt-hour will not be reflected to the extent of the portion that exceeds Won ±3 per kilowatt-hour. For example, in the first quarter of 2021, the Unit Price of the Fuel Cost Adjusted Charge was Won –10.5 per kilowatt-hour, meaning the Actual Fuel Cost was lower than the Base Fuel Cost, but after being subjected to the quarterly cap of Won ±3 per kilowatt-hour, the final rate for the Unit Price of the Fuel Cost Adjusted Charge came out to be Won –3 per kilowatt-hour. Second, the Unit Price of the Fuel Cost Adjusted Charge that exceeds Won ±5 per kilowatt-hour will not be reflected in the Fuel Cost Adjusted Charge. In other words, the maximum adjustment that can be incorporated to the Unit Price of the Fuel Cost Adjusted Charge is equal to Won ±5 per kilowatt-hour from the Base Fuel Cost that is in effect for a given period. The Base Fuel Cost can only be adjusted upon the revision of the Base Charge and the Usage Charge as described at further below in this risk factor.

However, our ability to pass on fuel and other cost increases to our customers may be limited due to the regulation of the Government on the rates we charge for the electricity we sell to our customers. In addition to the built-in caps described in the preceding paragraph, the new tariff system gives the discretion to the Government not to wholly or partially adjust the quarterly Fuel Cost Adjusted Charge in case of extenuating circumstances. For example, in the second quarter of 2021, although the Unit Price of the Fuel Cost Adjusted Charge was Won –0.2 per kilowatt-hour, the Government decided to keep it at the same Won –3 per kilowatt-hour as the previous quarter. The Government cited (i) the need to alleviate the hardship caused by the prolonged economic effects of COVID-19 pandemic, (ii) an abnormal nature of the rapid increase in the price of LNG due to the global cold wave in the winter of late 2020 and early 2021, which has been factored into the Actual Fuel Cost, and (iii) the relative gains we received in the first quarter of 2021 because the Fuel Cost Adjusted Charge for the first quarter was capped at the lower bound of Won –3 per kilowatt-hour instead of decreasing it further.

Also, because the Fuel Cost Adjusted Charge takes into account the fuel prices posted by Korea Customs Service, there may still be a mismatch in value between the actual prices the domestic generation companies pay for their fuels in the open market and the adjustment that can be made through the Fuel Cost Adjusted Charge. The domestic generation companies include not only our generation subsidiaries but also independent power producers that are unaffiliated to us and we do not have access to fuel costs incurred by the independent power producers. As such, we use fuel prices posted by Korea Customs Service, which are easily accessible to our customers, for calculating the Fuel Cost Adjusted Charge.

Due to the likelihood of the Actual Fuel Cost being substantially over the caps in the new tariff system and the Government’s discretion not to wholly or partially adjust the quarterly Fuel Cost Adjusted Charge in case of extenuating circumstances, there may be certain portions of the fuel costs that cannot be charged to our customers, even though those portions should have been included in the Fuel Cost Adjusted Charge. In such cases, we may accumulate such portions and reflect them in what is called the total comprehensive cost (the “Total Comprehensive Cost”), which is a variable we use to calculate the Base Charge and the Usage Charge of the tariff. The Total Comprehensive Cost, submitted yearly to the Government by us, is calculated based on our budget for relevant costs. Under the Total Comprehensive Cost approach, the Base Charge and the Usage Charge are established at levels that would enable us to recover our operating costs attributable to our basic electricity generation, transmission and distribution operations as well as receive a fair investment return on capital used in those operations. The operating costs are defined as the sum of our operating expenses, which principally consists of cost of sales and selling and administrative expenses, and our adjusted income taxes. The Base Charge and the Usage Charge that are derived from the Total Comprehensive Cost need to be approved by the Government to be revised. In addition, the Base Fuel Cost can only be adjusted upon the revision of the Base Charge and the Usage Charge. Therefore, if the Base Charge and the Usage Charge are not timely adjusted by the Government, there can be a delay for the change in fuel costs to be fully reflected in the tariff.

Despite the new tariff system, if fuel prices increase rapidly and substantially and the current level of electricity tariff is not increased to a level sufficient to offset the impact of high fuel prices or not adjusted responsive to fuel price movements due to the factors we described in this risk factor, our profit margins will be adversely affected and/or we can even have operating and/or net losses, and our business, financial condition, results of operations and cash flows may be adversely affected.

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

In August 2010, the Ministry of Trade, Industry and Energy announced the Proposal for the Improvement in the Structure of the Electric Power Industry, which was designed to promote responsible management by and improve operational efficiency of government-affiliated electricity companies by fostering competition among them. Pursuant to this proposal, while our six generation subsidiaries continued to be our wholly-owned subsidiaries, in January 2011 the six generation subsidiaries were officially designated as “market-oriented public enterprises” (same as us) under the Act on the Management of Public Institutions, whereupon the President of Korea appoints the president and the standing director who is to become a member of the audit committee of each such subsidiary; the selection of non-standing directors of each such subsidiary is subject to approval by the minister of the Ministry of Economy and Finance; the president of each such subsidiary is required to enter into a management contract directly with the minister of the Ministry of Trade, Industry and Energy; and the Committee for Management of Public Institutions (which is comprised largely of Government officials and those recommended by Government officials) conducts performance evaluation of such subsidiaries. Previously, our president appointed the president and the statutory auditor of each such subsidiary; the selection of non-standing directors of each such subsidiary was subject to approval by our president; the president of each such subsidiary entered into a management contract with our president; and our evaluation committee conducted performance evaluation of such subsidiaries. As a result of these changes, our six generation subsidiaries took on additional operational responsibilities and management autonomy with respect to construction and management of generation units and procurement of fuel, while we as the parent company continued to oversee and coordinate, among others, finances, corporate governance, overseas businesses, including nuclear export technology and overseas resource development, that jointly affect us and our generation subsidiaries. See also Item 16G. “Corporate Governance—The Act on the Management of Public Institutions—Applications of the Act on Our Generation Subsidiaries.”

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

The Government may adopt policy measures that affect the tariff rates in order to ease the burden on residential consumers, which may burden us financially.

Previously, there have been several adjustments to the existing tariff rates for residential consumers in order to ease the burden of electricity tariff on them. But these adjustments may be independent from fuel price movements and our business, results of operations, financial condition and profitability may suffer as a result. For example, effective on January 1, 2017, the progressive rate structure applicable to the residential sector, which applies a gradient of increasing tariff rates for heavier electricity usage, was changed from a six-tiered structure with the highest rate being no more than 11.7 times the lowest rate (which gradient system has been in place since 2005) into a three-tiered structure with the highest rate being no more than three times the lowest rate, in order to reflect the changes in the pattern of electricity consumption and reduce the electricity charges payable by consumers. Additionally, a new tariff structure was implemented to encourage energy saving by offering rate discounts to residential consumers that voluntarily reduce electricity consumption while charging special high rates to residential consumers with heavy electricity consumption during peak usage periods in the summer and the winter. Further, during July and August 2018, the residential electricity charges were reduced by temporarily relaxing the application of the then tariff structure and offering higher rate discounts to economically or otherwise disadvantaged customers to ease the burden on households that have significantly increased their use of air conditioners during a heatwave. Subsequently, a joint task force team, consisting of industry experts, scholars and government officials, was formed, which announced a proposal for amending the tariff structure aimed to lower electricity rates for households during the summer. As a result, in July 2019, the residential electricity tariff rate system was amended to expand the usage ceiling for the first two tiers of rates (from 200 kilowatts to 300 kilowatts for the first tier and from 400 kilowatts to 450 kilowatts for the second tier) applied during July and August each year. With the implementation of the new tariff system as of January 1, 2021, the residents were given a new benefit to opt for a new schedule of residential tariff, which is an option we have already been providing to our industrial and commercial customers. The new schedule is called a seasonal and hourly tariff and it allows residents to be charged under a monthly Base Charge plus increments depending on time, day and season. Each household may also choose to stay under the current tariff schedule which in contrast is a progressive schedule with seasonal adjustments. Our plan is to provide this option to households in

Jeju Province in Korea first as many of these households are equipped with advanced metering infrastructure (“AMI”) and review rolling it out to the rest of the country depending on the penetration rate of the AMI in each region. Even though the rate discounts offered to residential consumers who voluntarily reduced electricity consumption and those offered to traditional wet markets were abolished in December 2019, the rate discount for electric vehicles will be gradually terminated in phases by June 2022, and the rate discounts for households that use less than 200 kilowatt-hours will phase out to 50% in July 2021 and be terminated in July 2022, there can be no assurance that other potential future adjustments in electricity tariff rates and rate discounts will not have an adverse impact on our business, results of operations, financial condition and profitability. See Item 4.B. “Business Overview—Sales and Customers—Electricity Rates” for more information on electricity tariff for residential consumers.

Our capacity expansion plans, which are principally based on projections on long-term supply and demand of electricity in Korea, may prove to be inadequate.

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity and transmission infrastructure based on the Basic Plan Relating to the Long-Term Supply and Demand of Electricity, or the Basic Plan, which is generally revised and announced every two years by the Government. In December 2020, the Government announced the Ninth Basic Plan to revise the Eighth Basic Plan. The Ninth Basic Plan is effective for the period from 2020 to 2034. The Ninth Basic Plan focuses on, among other things, accelerating transition to eco-friendly power sources. The specific measures include: (i) thirty decrepit coal-fired power plants and eleven nuclear power plants will be retired, and, as a result, coal and nuclear generation capacities will be reduced to 29 gigawatts and 19.4 gigawatts respectively by 2034, (ii) twenty-four out of thirty decrepit coal-fired power plants will be retired, the total generation capacity for which is 12.7 gigawatts, and shall be converted into using LNG instead, and (iii) domestic renewable energy generation capacity will be expanded by 77.8 gigawatts by 2034 in accordance with the Green New Deal initiative of the Korean Government.

In June 2019, the Ministry of Trade, Industry and Energy adopted the Third Basic National Energy Plan following consultations with representatives from civic groups, the energy industry and academia. The Third Basic National Energy Plan, which is a comprehensive plan that covers the entire spectrum of energy industries in Korea, covers the period from 2019 to 2040. The Third Basic National Energy Plan is consistent with the First and the Second Basic National Energy Plans in terms of the general policy direction and aims to promote sustainable growth and improvement of people’s quality of life by converting to renewable energy. Specifically, it establishes the following five key tasks: (i) strengthening management of energy demand from various sectors, such as commerce and transportation, and promoting a rational electricity tariff system to improve the national energy consumption efficiency by 38% and reduce the energy demand by 18.6% by 2040; (ii) converting to clean and safe energy through gradual reduction of nuclear power generation and decisive reduction of coal power generation by prohibiting construction of new coal-fired power plants and increasing the proportion of renewable energy sources to approximately 35% by 2040; (iii) expanding the power distribution in areas near those with demands for renewable energy and fuel cells and strengthening the roles and responsibilities of local governments; (iv) fostering the growth of the future energy industries (including renewable energy, hydrogen fuel and other efficient sources of energy linked to technology), promoting the value-add for traditional energy industries and maintaining a core energy ecosystem for nuclear power plants; and (v) improving the energy, gas and heat market systems to facilitate the national energy conversion and building platforms based on big data to foster creation of new energy industries.

We cannot assure that the Ninth Basic Plan, the Third Basic National Energy Plan, or their respective successor plans will successfully achieve their intended goals, the foremost of which is to ensure, through carefully calibrated capacity expansion and other means, balanced overall electricity supply and demand in Korea to end users while promoting efficiency and environmental friendliness in the consumption and production of electricity. If there is significant variance between the projected electricity supply and demand considered in planning our capacity expansions and the actual electricity supply and demand, or if these plans otherwise fail to meet their intended goals or have other unintended consequences, this may result in inefficient use of our working capital, and undue financing costs on the part of us and our generation subsidiaries, among others, which may have a material adverse effect on our results of operations, financial condition and cash flows.

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

We are subject to various environmental legislations, regulations and related government initiatives, including in relation to climate change, which could cause significant compliance costs and operational liabilities.

We are subject to national, local and overseas environmental laws and regulations, including increasing pressure to reduce emission of carbon dioxide from our electricity generation. Our operations could expose us to the risk of substantial liability relating to environmental, health and safety issues, such as those resulting from the discharge of pollutants and carbon dioxide into the environment and the handling, storage and disposal of hazardous materials. We may be responsible for the investigation and remediation of environmental conditions at current or former operational sites. We may also be subject to related liabilities (including liabilities for environmental damage, third party property damage or personal injury) resulting from lawsuits brought by governments or private litigants. In the course of our operations, hazardous wastes may be generated, disposed of or treated at third party-owned or -operated sites. If those sites become contaminated, we could also be held responsible for the cost of investigation and remediation of such sites for any related liabilities, as well as for civil or criminal fines or penalties.

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

¡

In accordance with the Act on Allocation and Trading of Greenhouse Gas Emission Allowances, enacted in March 2013, the Government implemented a greenhouse gas emission trading system under which the Government will allocate the amount of permitted greenhouse gas emission to companies by industry and a company whose business emits more carbon than the permitted amount is required to purchase the right to emit more carbon through the Korea Exchange. The categories of allowances traded include the Korean Allowance Unit (KAU), which is the emissions allowance allocated to applicable companies by the Government; Korean Credit Unit (KCU), which is a tradable unit converted from external carbon offset certifications including the Korean Offset Credit; and Korean Offset Credit (KOC), which is the verified carbon offset credit obtained by companies for reducing carbon emissions through absorption or otherwise. The greenhouse gas emission trading system is expected to be implemented in three stages. During the first phase (2015 to 2017), the Government set up and conducted a test run of the trading system to ensure its smooth operation, allocating the greenhouse gas emission allowances free of charge. In July 2018, the Government released the allocation plan for the second phase (2018 to 2020), during which 97% of the greenhouse gas emission allowances were allocated free of charge, with 3% allocated through an auction. During the third phase (2021 to 2025), the Government expanded the scale of the system with aggressive greenhouse gas emission reduction targets and allocating 10% of the greenhouse gas emission allowances through an auction.

¡

In December 2016, the Government announced the Climate Change Response Initiatives and the 2030 National Greenhouse Gas Reduction Roadmap, which set forth the greenhouse gas emission trading system as one of the primary means to reach the emission and greenhouse gas reduction targets of the policies. According to the Nationally Determined Contributions (NDC) announced by the Government in December 2020, the total greenhouse gas emission target level by 2030 is a 24.4% reduction as compared to the level in 2017, and the reduction target for the electricity conversion sector as a whole which we are the part of is a total of 60 million tons as compared to the level in 2017. In addition, in December of 2020, the government announced the Long-term low greenhouse gas Emission Development Strategies (LEDS) and presented a long-term vision and national strategy for achieving carbon neutrality in 2050. We cannot assure you that the reduction target will not be raised in the future. Adhering to such emission and greenhouse gas reduction requirement may result in significant additional compliance costs. For example, the daily market price of the KAUs traded through the Korea Exchange was Won 8,640 per ton in early 2015, and the price has increased continuously thereafter, reaching its peak price at Won 42,500 per ton on April 2, 2020. Since then, the price has been lowered due to the influence of COVID-19, and, as of the end of 2020, the price has been formed in the range of Won 20,000 per ton. We cannot predict how the price of the KAUs will fluctuate over time, and such volatility may adversely affect our results of operation, financial condition and cash flows.

•

Regulation of Coal-Fired Generation Units. As a measure to address the high level of particulate matter pollution, in October 2018, the Government introduced a pilot regulation to lower the output of 35 coal-fired generation units to approximately 80% of their capacity that emit more than a certain amount of particulate matter. The regulation was formally implemented in January 2019, targeting 40 coal-fired power plants with high emissions of particulate matter. From March to June 2019, the scope expanded to cover 60 units in total. In addition, coal-fired generation units originally scheduled for preventive maintenance during the second half of 2019 were required to undertake such maintenance earlier in the spring of 2019. In November 2019, the Government pursued a reduction of coal-fired generation units in order to implement the Special Measures to Respond to the High Concentration Period (December to March) of Particulate Matter. During December 2019 to March 2020, 8 to 15 coal-fired generation units that require preventive maintenance or are otherwise older units were first shut down, with a maximum of 49 coal-fired generation units subject to a cap of 80% on the output within the remaining reserve capacity range. We plan to continue to participate in the effort to reduce the particulate matter emissions from coal-fired generation units, not only during the winter but also during the spring. For example, from December 2020 to February 2021, 9 to 17 coal-fired generation units were shut down, with a maximum of 46 coal-fired generation units subject to a cap of 80% on the output within the remaining reserve capacity range. In March 2021, we suspended the operations of 19 to 28 coal power generation plants and imposed a cap of 80% on the output of up to 37 coal-fired generation units. Additionally, the Government adjusted the schedule to close down two decrepit coal-fired generation units (Boryeong #1 and #2), which were shut down in December 2020. Also, other coal-fired generation units, Samcheonpo #1 and #2, are planned to be shut down in May 2021 and Honam #1 and #2 units in December 2021. According to the Ninth Basic Plan announced in December 2020, the total coal-fired power plant capacity in 2030 will decrease to 32.6 gigawatts from 35.8 gigawatts in 2020, and its percentage of total power generation capacity will decrease to 18.9% from 28.1% in 2020. In addition, the Government will introduce a system that will limit the annual power generation of coal-fired power plants in line with its greenhouse gas reduction target. While such measures may be subject to change, we expect to incur significant costs of complying with such measures, including in connection with more stringent particulate matter pollution regulations, retrofitting and overall replacement of environmental facilities.

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

•

Renewable Portfolio Standard. Under this program, each of our generation subsidiaries is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy or, in case of a shortfall, purchase a corresponding amount of a Renewable Energy Certificate (a form of renewable energy credit) from other generation companies whose renewable energy generation surpass such percentage. The target percentage was 4.0% in 2017, 5.0% in 2018, 6.0% in 2019, 7.0% in 2020, 9.0% in 2021 and will incrementally increase to 10.0% by 2022. Fines are to be levied on any subsidiary that fails to do so in the prescribed timeline. In 2019, all six of our generation subsidiaries met the target through renewable energy generation and/or the purchase of a Renewable Energy Certificate. Compliance by our generation subsidiaries of the 2020 target is currently under evaluation, and if any generation subsidiary is found to have failed to meet the target for 2020 or for subsequent years, such generation subsidiary may become subject to fines. From October 2021, an amendment to the Act on the Promotion of the Development, Use, and Diffusion of New and Renewable Energy will become effective to raise the upper limited of the target percentage even higher to 25% from the previous threshold of 10%. We expect the target percentage will remain the same for 2021 but future changes to the target percentage may result in additional expenses for our generation subsidiaries.

•

Renewable Energy 3020 Plan. In December 2017, the Ministry of Trade, Industry and Energy announced the Renewable Energy 3020 Plan, an initiative to increase the generation and use of renewable energy on a nationwide basis. The Government plans to increase the required percentage of total electricity to be generated from renewable energy sources from 7% in 2016 to 10.5% and 20% by 2022 and 2030, respectively. Moreover, the Government plans to increase the domestic renewable energy generation capacity to 63.8 gigawatts by 2030 through the expansion of solar and wind power generation capacities to 36.5 gigawatts and 17.7 gigawatts, respectively. According to the Ninth Basic Plan and the Fifth Basic Plan on Renewable Energy announced in December 2020, the Government has set national targets of 82.2 gigawatts in renewable energy generation and 25.8% of total electricity to be generated from renewable energy sources, including self-generation facilities, in 2034.

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

•

Environmental and safety considerations in electricity supply and demand planning. In March 2017, the Electric Utility Act was amended to the effect that starting in June 2017, future national planning for electricity supply and demand in Korea should consider the environmental and safety impacts of such planning. Accordingly, the costs related to environmental and safety impacts, such as the desulphurization costs, have been reflected in our variable cost of generating electricity since August 2019. In December 2019, the Regulation on the Operation of the Electricity Market was revised, under which specific provisions of the Cost Evaluation Committee (defined below) to reflect the cost of greenhouse gas emission allowances were to be finalized in two years. The provisions were established in February 2021 and will be implemented from January 2022.

•

2050 Carbon-Neutrality Declaration. In response to the Paris Agreement and the United Nations Framework Convention on Climate Change (UNFCCC)’s goal to comprehensively replace fossil fuels and achieve global zero net emissions by 2050, the Korean national assembly has passed a non-binding resolution on September 24, 2020 to establish a special committee on climate change and urging the Government to meet its 2030 carbon reduction goal and bolster its efforts to achieve carbon neutrality by 2050. On November 27, 2020, the Government officially announced the Government’s commitment to implement policies in all areas of the industry to achieve Korea’s carbon neutrality by 2050. On December 10, 2020, the Government followed up with broad 2050 carbon neutrality development strategies. Although no specific regulations or policies affecting our business have been announced or implemented yet, we may experience an increased regulatory scrutiny over carbon dioxide emission from our electricity generation activities and related projects overseas.

•

Renewable Energy 100. In line with the spread of RE100, a global campaign by companies around the world to cover 100% of their electricity use with renewable energy by 2050, the Government in 2021 introduced its own version of RE100 that allows companies and other consumers to choose energy sources from which their electricity is generated. In order for a domestic company to participate in RE100, it may enter into a power purchase agreement either with a renewable energy generator through us as an intermediary (third party PPA) or with a renewable energy generator directly such that the generator will supply electricity to the company without going through the existing electricity market (corporate PPA). It is difficult to predict what effects the third party PPA will have on us as the new system has not been finalized yet, but the relevant legislation for the corporate PPA was enacted in the National Assembly in March 2021. If there is an expansion in the use of corporate PPA, it may adversely affect our market share in electricity sales.

Complying with these Government initiatives and operating programs in furtherance thereof has involved and will likely continue to involve significant costs and resources on our part, which may adversely affect our results of operation, financial condition and cash flows. Our cost of complying with the Renewable Portfolio Standard increased as the target percentage for compliance increased in 2020. We expect our future compliance costs may increase as the requirements under Government initiatives and operating programs continue to become more rigorous. We may not be able to pass on the increased cost to customers at a sufficient level or on a timely basis. Further, we and our generation subsidiaries could also become subject to substantial fines and other forms of penalties for non-compliance.

According to the new tariff system which came into effect on January 1, 2021, the Government introduced an additional component to the tariff called the climate/environment related charge (the “Climate/Environment Related Charge”). Previously, our climate and environment costs were embedded in the Usage Charge component of the tariff and our consumers could not discern the exact magnitude of such costs. By separating it out as an independent component, we intend to provide more information and transparency to our customers while having the flexibility to adjust it in alignment with the underlying costs. The Climate/Environment Related Charge for the coming year is calculated by multiplying (i) our total estimated costs of complying with the Renewable Portfolio Standard program, the Greenhouse Gas Emission Trading System and the coal-fired generation reduction program for the current year, and then dividing it by the electricity sales projected for the coming year, and (ii) the amount of electricity consumed. The value for (i) for 2021 is Won 5.3 per kilowatt-hour. The Climate/Environment Related Charge is planned to be adjusted every year by reflecting the change in climate and environment-related costs but the Government may change the date of adjustment under reasonable circumstances. There is no guarantee the Climate/Environment Related Charge will be regularly updated, even though our climate and environment-related costs will likely increase each year. If there are discrepancies between our costs and the Climate/Environment Related Charge, we may accumulate such discrepancies and reflect them in our Total Comprehensive Cost. However, the electricity rate based on the Total Comprehensive Cost needs to be approved by the Government to be revised. There is no assurance that, particularly given the wide-ranging policy priorities of the Government, it will in fact raise the electricity rate to a level sufficient to fully cover additional costs associated with implementing and operating programs as described in this risk factor and do so on a timely basis or at all. If the Government does not do so or provide us and our generation subsidiaries with other forms of assistance to offset the costs involved, our results of operation, financial condition and cash flows may be materially and adversely affected.

See Item 4.B. “Business Overview—Environmental Programs.”

We may require a substantial amount of additional indebtedness to refinance existing debt and for future capital expenditures.

We anticipate that a substantial amount of additional indebtedness will be required in the coming years in order to refinance existing debt, make capital expenditures for construction of generation plants and other facilities and/or make acquisitions, invest in renewable energy and the “new energy industry” projects and fund our overseas businesses. In 2018, 2019 and 2020, our capital expenditures in relation to the foregoing amounted to Won 13,695 billion, Won 15,795 billion and Won 15,485 billion, respectively, and our budgeted capital expenditures for 2021, 2022 and 2023 amount to Won 14,397 billion, Won 16,310 billion and Won 15,316 billion, respectively.

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

The Won has fluctuated significantly against major currencies from time to time. Even slight depreciation of Won against U.S. dollar and other foreign currencies may result in a material increase in the cost of fuel and equipment purchased by us from overseas since the prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are denominated in currencies other than Won, generally in U.S. dollar.

Changes in foreign exchange rates may also impact the cost of servicing our foreign currency-denominated debt. As of December 31, 2020, 17.1% of our long-term debt (including the current portion but excluding original issue discounts and premium) without taking into consideration of swap transactions, was denominated in foreign currencies, principally U.S. dollar. In addition, even if we make payments in Won for certain fuel materials and equipment, some of these fuel materials may originate from other countries and their prices may be affected accordingly by the exchange rates between the Won and foreign currencies, especially the U.S. dollar. Since the substantial majority of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign currency-denominated financings or from foreign currency exchange markets to make such purchases or service such debt. As a result, any significant depreciation of Won against the U.S. dollar or other major foreign currencies will have a material adverse effect on our profitability and results of operations.

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

While our operations have, to-date, been primarily based in Korea, we and our generation subsidiaries may expand, on a selective and opportunistic basis, overseas operations in the future. In particular, we and our generation subsidiaries may further expand the construction and operation of renewable energy power plants, transmission and distribution and (primarily through our generation subsidiaries) mining and development of fuel sources.

Overseas operations often involve risks that are different from those we face in our domestic operations, including the following:

•	challenges of complying with multiple foreign laws and regulatory requirements, including tax laws and laws regulating our operations and investments;

•	volatility of overseas economic conditions, including fluctuations in foreign currency exchange rates;

•	difficulties in enforcing creditors’ rights in foreign jurisdictions;

•	risk of expropriation and exercise of sovereign immunity where the counterparty is a foreign government;

•	difficulties in establishing, staffing and managing foreign operations;

•	differing labor regulations;

•	political and economic instability, natural calamities, war and terrorism;

•	lack of familiarity with local markets and competitive conditions;

•	changes in applicable laws and regulations in Korea that affect foreign operations;

•	obstacles to the repatriation of earnings and cash; and

•	environmental regulations and public complaints regarding overseas coal-fired power plants.

Any failure by us to recognize or respond to these differences may adversely affect the success of our operations in those markets, which in turn could materially and adversely affect our business and results of operations.

Furthermore, while we seek to enter into overseas business opportunities in a prudent manner, some of our new international business ventures carry inherent risks that are different from our traditional business of electricity power generation, transmission and distribution. While the overseas businesses in the aggregate currently do not comprise a material portion of our overall business, the actual revenues and profitability from, and investments and expenditures into, such ventures may be substantially different from what we plan or anticipate and may have a material adverse impact on our overall business, results of operations, financial condition and cash flows.

An increase in electricity generated by and/or sourced from independent power producers may erode our market position and hurt our business, growth prospects, revenues and profitability.

As of December 31, 2020, we and our generation subsidiaries owned approximately 64.9% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use).

New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial condition and results of operations.

In particular, we compete with independent power producers with respect to electricity generation. The independent power producers accounted for 28.6% of total power generation in 2020 and 35.1% of total generation capacity as of December 31, 2020. As of December 31, 2020, there were 20 independent power producers in Korea, excluding renewable energy producers. Private enterprises became permitted to own and operate coal-fired power plants in Korea only after the Ministry of Trade, Industry and Energy approved plans for independent power producers to construct coal-fired power plants under the Sixth Basic Plan announced in February 2013. Under the Ninth Basic Plan announced in December 2020, six coal-fired power plants are planned to be constructed by independent power producers by 2024. While it remains to be seen whether construction of these generation units will be completed as scheduled, if these units were to be completed as scheduled and/or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease, which may have a material adverse effect on our results of operations and financial condition.

In addition, under the Community Energy System adopted by the Government in 2004, a minimal amount of electricity is supplied directly to consumers on a localized basis by independent power producers outside the cost-based pool system. Such system is used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. The purpose of this system is to geographically decentralize electricity supply and thereby reduce transmission losses and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of March 31, 2021, the aggregate generation capacity of suppliers participating in the Community Energy System amounted to less than 1% of that of our generation subsidiaries in the aggregate. We currently do not expect the Community Energy System to be widely adopted, especially in light of the significant level of capital expenditure required for such direct supply. However, if the Community Energy System is widely adopted, it may erode our currently dominant market position in the generation and distribution of electricity in Korea and may have a material adverse effect on our business, results of operations and financial condition.

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

We and each of our generation subsidiaries have separate labor unions. As of December 31, 2020, approximately 72.4% of our and our generation subsidiaries’ employees in the aggregate were members of these labor unions. Since a six-week labor strike in 2002 by union members of our generation subsidiaries in response to a proposed privatization of one of our generation subsidiaries, there has been no material labor dispute. However, we cannot assure you that there will not be a major labor strike or other material disruptions of operations by the labor unions of us and our generation subsidiaries if the Government resumes privatization or other restructuring initiatives or for other reasons, which may adversely affect our business and results of operations.

Furthermore, the Government, as part of a response to low fertility amidst an aging population in Korea and to make the lives of workers more stable, has pledged to reduce the number of non-permanent workers and increase the employment of permanent workers, in part by transitioning from non-permanent to permanent positions in the public sector. We have completed transitioning temporary workers to permanent workers at the end of 2019. Our generation subsidiaries have partially completed transitioning of non-permanent workers to permanent positions by hiring them for an indefinite period or establishing subsidiaries and hiring them through such subsidiaries. Our thermal generation subsidiaries plan to form a labor-management consultative body to transition the in-house subcontracted workers for the fuel and environmental facilities to permanent positions. Although the Government guidelines suggest that we transition the non-permanent workers to permanent positions within our existing budget for the related business, we cannot assure you that this will not result in increased costs for us or our generation subsidiaries and have an adverse impact on us or our generation subsidiaries’ financial condition and results of operations.

Additionally, domestic and international policy changes may affect our relationship with our employees, such as the Government’s ratification of four and consent to ratification of three of the eight essential conventions of International Labor Organization and potential reformation of the public employee wage structure. We cannot assure you that such policy changes will not negatively affect our relationship with our employees, which may in turn adversely affect our business and results of operations.

Operation of nuclear power generation facilities inherently involves numerous hazards and risks, any of which could result in a material loss of revenues or increased expenses.

Through KHNP, we currently operate 24 nuclear-fuel generation units. Operation of nuclear power plants is subject to certain hazards, including environmental hazards such as leaks, ruptures and discharge of toxic and radioactive substances and materials. These hazards can cause personal injuries or loss of life, severe damage to or destruction of property and natural resources, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Nuclear power has a stable and relatively inexpensive cost structure (which is least costly among the fuel types used by our generation subsidiaries) and is the second largest source of Korea’s electricity supply, accounting for 29.0% of electricity generated in Korea in 2020. Due to significantly lower unit fuel costs compared to those for thermal power plants, our nuclear power plants are generally operated at full capacity with only routine shutdowns for fuel replacement and maintenance, with limited exceptions.

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

There are ten other nuclear generation units whose life under their initial operating license will expire in the next ten years, or by 2030, and we may find it more difficult to have the life of other nuclear units extended as well. The failure to extend the life of these units would result in a loss of revenues from such units and the increase in our overall fuel costs (as nuclear fuel is the cheapest compared to coal, LNG or oil), which could adversely affect our results of operation and financial condition. Furthermore, in September 2016, Greenpeace and 559 Korean nationals brought a lawsuit against the NSSC to revoke the permit the NSSC granted to KHNP in relation to the construction of Shin-Kori #5 and #6 nuclear generation units. The Seoul Administrative Court dismissed the plaintiffs’ case on February 14, 2019. The Seoul High Court dismissed the appeal in January 2021. The case was further appealed and is now pending in the Supreme Court of Korea. Additionally, in May 2019, a group of 729 Korean nationals brought a lawsuit against the NSSC to suspend the operation of Shin-Kori #4. In July 2019, we have applied to participate in the lawsuit as a stakeholder. In February 2021, the Seoul Administrative Court dismissed the plaintiffs’ claim. The plaintiffs subsequently appealed in March 2021. We cannot assure you that there will not be new challenges to prohibit the construction of these new nuclear units in the future, whereby we may experience a loss of revenues and an increase in fuel costs (as nuclear fuel is the cheapest compared to coal, LNG or oil) as a result of such prohibition, which could adversely affect our results of operation and financial condition.

In order to prevent damages to the nuclear facilities such as a result of the tsunami and earthquake in March 2011 in Japan, KHNP prepared a comprehensive safety improvement plan including, but are not limited to, installing additional automatic shut-down systems for earthquakes, extending coastal barriers for seismic waves, procuring mobile power generators and storage batteries, installing passive hydrogen removers at nuclear facilities and improving the radiology emergency medical system. All follow-up measures will be finalized in December 2024 due to changes in the plan. KHNP also developed 10 additional supplementary safety measures by analysis of overseas plants and its current operations and implemented nine of such measures in 2017, with the one remaining measure to be implemented by 2023. However, there is no assurance that a similar or worse natural disaster may require the adoption and implementation of additional safety measures, which may be costly and have a material adverse impact on our financial condition and results of operations.

Subsequently, the Government unveiled its roadmap to shift in energy sources in October 2017 and announced the Eighth Basic Plan to implement such roadmap in December 2017. The Eighth Basic Plan focuses on, among other things, decreasing the reliance on nuclear and coal-based supply sources. Accordingly, six new nuclear generation units in a planning stage (Shin-Hanul #3 and #4, Chunji #1 and #2 and Daejin #1 and #2) would not be constructed, while new nuclear plants under construction, including Shin-Kori #5, #6, Shin-Hanul #1 and #2, shall begin operation by 2025 upon completion of the construction. However, the construction of Shin-Kori #5 and #6 was recently postponed for one year and nine months to March 2024 and March 2025, respectively, to prevent undue speed in construction in light of the recent enactment of Serious Accidents Punishment Act. The Ninth Basic Plan announced in December 2020 also focuses on the same agenda as the Eighth Basic Plan. Future extensions of life of decrepit nuclear generation units would not be granted and the proportion of renewable energy sources would be increased. We cannot assure you that these policies will not have an adverse impact on our or our generation subsidiaries’ financial condition and results of operations.

On June 15, 2018, the board of directors of KHNP decided to (i) retire Wolsong #1 unit earlier than planned due to comprehensive evaluation of the economic viability and regional sentiment of its continuing operation and (ii) discontinue the construction of Chunji #1 and #2 as well as Daejin #1 and #2 units. On December 24, 2019, the NSSC approved the permanent shutdown of Wolsong #1 unit. The Board of Audit and Inspection of Korea carried out an investigation into whether the shutdown of Wolsong #1 unit was economically feasible and reported that the benefits of continued operations were set unreasonably low compared to the benefits of being immediately shut down, which may have led to the approval of the permanent shutdown of Wolsong #1 unit. KHNP is currently preparing guidelines for economic feasibility assessment according to the results for the investigation by the Board of Audit and Inspection of Korea reported on October 20, 2020. However, the result of the investigation has not affected the decision to shut Wolsong #1 unit down. From the beginning of 2018 to the end of 2019, impairment loss in connection with the property, plant and equipment of Wolsong #1 unit accrued to Won 572,216 million and reversal of impairment loss was Won 16,693 million. From the beginning of 2018 to the end of 2019, impairment loss in connection with the property, plant and equipment of Chunji #1 and #2 as well as Daejin #1 and #2 units amounted to Won 38,886 million. Although the board of directors did not make any decisions regarding Shin-Hanul #3 and #4 units, which are new nuclear plants under construction, we cannot assure you that the construction of these units will not be discontinued. From the beginning of 2018 to the end of 2019, impairment loss in connection with the property, plant and equipment of Shin-Hanul #3 and #4 units accrued to Won 134,736 million. The Government currently has preliminary plans to refund us for reasonable expenditures incurred in relation to the phase-out of nuclear power plants in accordance with the Government’s energy transition policy. As of December 31, 2020, the impairment loss for each unit is still the same amount.

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

In the course of our operations, we must manage a number of risks, such as regulatory risks, market risks and operational risks. Although we devote significant resources to developing and improving our risk management policies and procedures and expect to continue to do so in the future, our risk management practices may not be fully effective at all times in eliminating or mitigating risk exposures in all market environments or against all types of risk, including risks that are unidentified or unanticipated, such as natural disasters or employee misconduct. For example, in May 2013, the NSSC discovered that certain parts used in several of our then-operating nuclear generation units had been supplied based on falsified certificates. This discovery led to full internal investigation and investigation by the Prosecutor’s Office, which in turn led to prosecutions and convictions of several current and former employees of KHNP on related and separate bribery charges, as well as termination of the then-president of KHNP as part of a broad disciplinary action. The incident also led to suspended operation of the related nuclear generation units for several months pending safety inspection. A similar incident involving falsified certificates and bribery occurred also in November 2012. We and KHNP have fully cooperated with the authorities in terms of investigations as well as remedial and preventive measures, including enhanced internal compliance policies and procedures. In November 2019, prosecutors indicted six of KHNP’s employees for, among others, failing to immediately shut down Hanbit #1 reactor when its thermal output exceeded the threshold specified by the nuclear safety technical operations manual and filing false reports to the NSSC. KHNP is also indicted for secondary liability from its employees’ alleged wrongdoings. The case stemmed from the NSSC’s investigations into the manual shutdown of Hanbit #1 reactor during a diagnostic test in May 2019. In February 2021, the Gwangju District Court acquitted the employees of their charges of violating the safety technical operations manual and driving a vehicle without a license during the incident. However, three employees were fined for filing false reports to NSSC and KHNP was also fined in accordance with the disciplinary regulations. The prosecutors appealed the District Court’s decision and the case will proceed to an appellate court. We cannot assure you that the outcomes of the ongoing case will not have any material adverse effect on us, our reputation and our operating results. To prevent similar incidents from occurring again, KHNP is working to improve its risk monitoring and management system. For additional information, see Item 4.B. “Business Overview—Nuclear Safety.”

In April 2019, a forest fire broke out in Goseong in Gangwon Province, about 210 kilometers from Seoul, causing damages to nearby towns, covering approximately 1,260 hectares. The National Forensic Service has investigated the cause of the fire and has determined that the fire seems to have started by an electrical arc from our utility pole’s wire, which broke as a result of a strong wind. Based on this finding, the Police Department of Goseong conducted follow-up investigations and issued a recommendation to prosecute seven employees of KEPCO in connection with the fire. The prosecutors have taken over the case and a trial is underway, the results of which may have a material adverse effect on us, our reputation and our operating results. In the meantime, we have settled with and completed compensation payment of Won 57.5 billion to victims as of March 2021. We expect settlements with the remaining victims would cost us approximately Won 11.8 billion. In addition, we are compensating the fire victims by providing a number of services, such as free supply of electricity, and implementing measures to prevent future fires that may result from an electrical arc, including a special maintenance program during the dry season between March and May. Also, we implemented operational measures such as tailored operation of protective devices and suspension of operation during periods of low loads and plan to change power facility designs to reflect regional and seasonal characteristics, all of which are intended to help prevent similar incidents from happening in the future. Despite our efforts, however, such incidents may occur again, and we cannot assure you that they will not have any material adverse effect on us, our reputation and our operating results.

Further, our operational activities like the generation of electricity involve inherent operating risks that may result in accidents involving serious injury or loss of life, environmental damage or property damage. In December 2018, an employee of KOWEPO’s subcontractor died in an accident at a Taean thermal power unit, leading to a public scrutiny and review by the Ministry of Employment and Labor. As a result, KOWEPO was required to halt the operations of three Taean thermal power units (Taean #9 and #10 units as well as Taean Integrated Gasification Combined Cycle (IGCC)) between December 2018 and May 2019. Even though we plan to prioritize on-site safety management by engaging in communications with different stakeholders and investing more in safe environment, there is no guarantee that there will not be future accidents due to our inherent operating risks.

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

Under applicable laws, the Government is required to directly or indirectly own at least 51% of our issued capital stock. As of December 31, 2020, the Government, directly and through Korea Development Bank (a statutory banking institution wholly owned by the Government), owned 51.1% of our issued capital stock. Accordingly, without changes in the existing Korean law, it may be difficult or impossible for us to undertake, without the participation of the Government, any equity financing in the future.

We may be exposed to potential claims made by current or previous employees for unpaid wages for the past four years under the expanded scope of ordinary wages and become subject to additional labor costs arising from the broader interpretation of ordinary wages under such decision.

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

As a result of such ruling by the Supreme Court of Korea, we and our subsidiaries became subject to a number of lawsuits filed by various industry-wide and company-specific labor unions based on claims that ordinary wage had been paid without including certain items that should have been included as ordinary wage. In July 2016, the court ruled against us, and in accordance with the court’s ruling, in August 2016 we paid Won 55.1 billion to the employees for three years of back pay plus interest. As of December 31, 2020,

22 lawsuits were pending against our subsidiaries for an aggregate claim amount of Won 45 billion, for which our subsidiaries set aside an aggregate amount of Won 8.3 billion to cover any potential future payments of additional ordinary wage in relation to the related lawsuits. We cannot presently assure you that the court will not rule against our subsidiaries in these lawsuits, or that the foregoing reserve amount will be sufficient to cover the amounts payable under the court rulings.

Additionally, since the issue of determining which labor costs should be additionally included as part of ordinary wages has not been fully resolved by the courts reviewing the lawsuits to which our subsidiaries are a party and other ordinary wage lawsuits filed against other companies, we cannot presently assure you that there will not be additional lawsuits in relation to ordinary wages and that we or our subsidiaries may not become liable for greater amount of damages as a result of these lawsuits. Furthermore, court decisions or labor legislations expanding the definition of ordinary wages may prospectively increase the labor costs of us and our subsidiaries. As a result, there can be no assurance that the above-described lawsuits and circumstances will not have a material adverse effect on our results of operations. See Item 8.A. “Consolidated Statements and Other Financial Information—Legal Proceedings.”

We are subject to cyber security risk.

Recently, our activities have been subject to an increasing risk of cyber-attacks and information leakages, the nature of which is continually evolving. For example, in December 2014, KHNP became subject to a cyber terror incident. Hackers hacked into the computer network of former KHNP employees and threatened to shut down certain of KHNP’s nuclear plants, even though such incident did not jeopardize our nuclear operation in any material respect and none of the stolen information was material to our nuclear operation or the national nuclear policy. Also, even though past cyber-attacks were mostly unspecified attacks, recent attacks are more targeted and intelligent attacks, such as a ransomware that encrypts a victim’s files, whereupon an attacker demands a ransom from the victim to restore access to the victim’s data upon payment. In particular, non-face-to-face business environment due to COVID-19 has led to more sophisticated phishing e-mail attacks that impersonate service providers and acquaintances. In light of the new developments, there is no assurance that a similar or more serious hacking or other forms of cyber terror will not happen with respect to us and our generation subsidiaries, which could have a material adverse impact on our business, financial condition and results of operations.

See Item 4.B. “Business Overview—Cyber Security.”

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

Certain institutional investors, including state and municipal governments in the United States and universities, as well as financial institutions, have proposed or adopted initiatives regarding investments in companies that do business with countries that are the target of OFAC sanctions, including Iran. Accordingly, as a result of our historical activities related to Iran, certain investors may not wish to invest in our shares or ADSs or do business with us. As of February 2021, we were listed on the Iowa Public Employees’ Retirement System’s (IPERS) Iran Prohibited Companies List. Such divestment initiatives and the decision not to invest in, or to divest from our shares or ADSs may have a material negative impact our reputation and the value of our shares or ADSs.

Violations of sanctions can result in penalties or other consequences adverse to us. Certain of our counterparties may be subjected to sanctions. If we violate sanctions, we may ourselves be subjected to sanctions or penalties. Our business and results of operations may be adversely affected or we may suffer reputational damage. In addition, such sanctions may prevent us from consummating or continuing any of the projects we previously pursued in Iran, which could adversely affect our results of operations. Our Iranian branch initiated closing procedure in 2018 and completed all necessary steps except for the Companies Registration Office Tehran to post our closing on the official gazette. At any time, certain investors may divest their interests in our shares if we are found to have violated or are suspected of violating applicable sanctions law arising from our operation in a sanctioned country.

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

In 2020, we purchased 13.6% of our bituminous coal requirements from Russia. Additionally, we also purchase conversion and enrichment services of uranium concentrates from a Russian supplier. In 2020, the total value of all goods and services purchased from Russia was approximately US$0.8 billion.

The extent to which the recent coronavirus (COVID-19) outbreak impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

The rapid and diffuse spread of the recent coronavirus (COVID-19) and global health concerns relating to this outbreak have had severe negative impact on, among other things, financial markets, liquidity, economic conditions and trade and could continue to do so or could worsen for an unknown period of time, which could in turn have a material adverse impact on our business, results of operations and financial condition. Although a number of governments and organizations project GDP growth forecasts for 2021 to reflect the economic recovery after the COVID-19 vaccines are being rolled out both domestically and internationally, it is possible that the prolonged COVID-19 will cause a recession depending on the timeliness and effectiveness of actions taken or not taken to contain and mitigate the effects of COVID-19 both in Korea and internationally by governments, central banks, healthcare providers, health system participants, other businesses and individuals. The effects on the economy are still highly uncertain and cannot be predicted. Risks associated with a prolonged outbreak of COVID-19 include:

•	disruption in the normal operations of our industrial and commercial customers, which in turn may decrease demand for electricity for such uses;

•	the likelihood that the Government may not increase our tariff in a timely manner in an effort to ease the burden on the public, which will lead to a decrease in our revenue;

•

an increase in unemployment among, and/or decrease in disposable income of, Korean consumers, which may decrease demand for electricity for residential use and the products and services of our industrial and commercial customers, thereby also leading to a decrease in demand for electricity for such uses;

•	disruption in the supply of fuel and equipment from our suppliers;

•	disruptions or delays in the construction of new generation facilities or maintenance and refurbishment of existing generation facilities;

•

disruption in the normal operations of our business resulting from contraction of COVID-19 by our employees, which may necessitate our employees to be quarantined and/or our generation facilities or offices to be temporarily shut down;

•

disruption resulting from the necessity for social distancing, including implementation of temporary adjustment of work arrangements requiring employees to work remotely, which may lead to a reduction in labor productivity;

•	depreciation of the Won against major foreign currencies, which in turn may increase the cost of imported raw materials and equipment;

•	unstable global and Korean financial markets, which may adversely affect our ability to meet our funding needs on a timely and cost-effective basis;

•	significant or extended incline in the prices of LNG, which may lead to the replacement of thermal generation with LNG-combined cycle generation; and

•	impairments in the fair value of our investments in companies that may be adversely affected by the pandemic.

In addition to the factors listed above, the Government may enact emergency measures such as electricity tariff adjustments to ease the burden on the economically disadvantaged customers, each of which could have an adverse impact on our financial condition, results of operations, and cash flows. Each of and any combination of the factors listed above and the emergency governmental measures could have an adverse impact on our financial conditions, results of operations and cash flows.

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

More specifically, factors that could have an adverse impact on Korea’s economy in the future include, among others:

•

the global uncertainty and economic recession caused by the novel coronavirus (COVID-19) and its likelihood to further spread in the general population and stifle Korea’s economic activities and also those of the other countries that have economic ties with Korea;

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

•	potential escalation of the ongoing trade war between the U.S. and China as each country introduces tariffs on goods traded with the other;

•	social and labor unrest or declining consumer confidence or spending resulting from lay-offs, increasing unemployment and lower levels of income;

•	uncertainty and volatility and further increases in the market prices of Korean real estate;

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

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy, including as a result of any potential renegotiation of free trade agreements;

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

North Korea’s economy also faces severe challenges, including severe inflation and food shortages, which may further aggravate social and political tensions within North Korea. In addition, reunification of Korea and North Korea could occur in the future, which would entail significant economic commitment and expenditure by Korea that may outweigh any resulting economic benefits of reunification. On April 27, 2018, May 26, 2018 and September 18, 2018, President Moon Jae-in met Kim Jong-un in a summit to discuss, among other matters, denuclearization of the Korean Peninsula. On June 12, 2018, President Donald Trump and Kim Jong-un in turn had an official summit in Singapore and on February 27, 2019, the parties held the second official summit in Hanoi, Vietnam. However, in March 2019, announcement was made that no agreement was reached in the second bilateral summit meeting between the United States and North Korea. On June 30 2019, for the first time, President Moon Jae-in, President Donald Trump and Kim Jong-un met in Panmunjom, a symbolic place of division in Korea, and the parties agreed to resume the United States and North Korea working-level negotiations, and on October 4, 2019, such working-level negotiations took place in Stockholm, Sweden. However, the negotiations did not result in any definitive agreement or any follow-up plans. On June 16, 2020, North Korea destroyed the joint liaison office in Kaesong, citing anti-regime propaganda allegedly disseminated using balloons across the border by Korean activists, and cut all other communication channels with Korea.

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

In addition to the aggregate foreign investment ceiling set out under the Financial Investment Services and Capital Markets Act, our Articles of Incorporation set a 3% ceiling on acquisition by a single investor (whether domestic or foreign) of the shares of our common stock. Any person (with certain exceptions) who holds our issued and outstanding shares in excess of such 3% ceiling cannot exercise voting rights with respect to our shares exceeding such limit.

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

Under the Foreign Exchange Transaction Act, if the Government deems that certain emergency circumstances are likely to occur, it may impose restrictions such as requiring foreign investors to obtain prior Government approval for the acquisition of Korean securities or for the repatriation of interest or dividends arising from Korean securities or sales proceeds from disposition of such securities. These emergency circumstances include any or all of the following:

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

Item 4.A. History and Development of the Company

General Information

Our legal and corporate name is Korea Electric Power Corporation. We were established by the Government on December 31, 1981 as a statutory juridical corporation in Korea under the Korea Electric Power Corporation Act (the “KEPCO Act”) as the successor to Korea Electric Company. Our registered office is located at 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea, and our telephone number is 82-61-345-4213. Our website address is www.kepco.co.kr.

Our agent in the United States is Korea Electric Power Corporation, North America Office, located at 7th Floor, Parker Plaza, 400 Kelby Street, Fort Lee, NJ 07024.

The Korean electric utility industry traces its origin to the establishment of the first electric utility company in Korea in 1898. On July 1, 1961, the industry was reorganized by the merger of Korea Electric Power Company, Seoul Electric Company and South Korea Electric Company, which resulted in the formation of Korea Electric Company. From 1976 to 1981, the Government acquired the private minority shareholdings in Korea Electric Company. After the Government acquired all the remaining shares of Korea Electric Company, Korea Electric Company was dissolved, and we were incorporated in 1981 and assumed the assets and liabilities of Korea Electric Company. We ceased to be wholly owned by the Government in 1989 when the Government sold 21% of our common stock. As of December 31, 2020, the Government maintained 51.1% ownership in aggregate of our common shares by direct holdings by the Government and indirect holdings through Korea Development Bank, a statutory banking institution wholly owned by the Government.

Under relevant laws of Korea, the Government is required to own, directly or indirectly, at least 51% of our capital. Direct or indirect ownership of more than 50% of our outstanding common voting stock enables the Government to control the approval of certain corporate matters relating to us that require a shareholders’ resolution, including approval of dividends. The rights of the Government and Korea Development Bank as holders of our common stock are exercised by the Ministry of Trade, Industry and Energy, based on the Government’s ownership of our common stock and a proxy received from Korea Development Bank, in consultation with the Ministry of Economy and Finance.

We operate under the general supervision of the Ministry of Trade, Industry and Energy. The Ministry of Trade, Industry and Energy, in consultation with the Ministry of Economy and Finance, is responsible for approving, subject to review by the Korea Electricity Commission, the electricity rates we charge our customers. See Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.” We furnish reports to officials of the Ministry of Trade, Industry and Energy, the Ministry of Economy and Finance and other Government agencies and regularly consult with such officials on matters relating to our business and affairs. See Item 4.B. “Business Overview—Regulation.” Our non-standing directors, who comprise a majority of our board of directors, must be appointed by the Ministry of Economy and Finance following the review and resolution of the Committee for Management of Public Institutions (which is established by law and chaired by the minister of the Ministry of Economy and Finance and whose members consist of Government officials and others appointed by the President of the Republic based on recommendation by the minister of the Ministry of Economy and Finance) from a pool of candidates recommended by the director nomination committee. Our president and standing directors who concurrently serve as members of our audit committee must be appointed by the President of the Republic upon the motion of the minister of the Ministry of Trade, Industry and Energy (in the case of our president) and the minister of the Ministry of Economy and Finance (in the case of our standing director who concurrently serves as a member of the audit committee) and following the nomination by our director nomination committee, the review and resolution of the Committee for Management of Public Institutions and an approval at the general meeting of shareholders. See Item 6.A. “Directors and Senior Management—Board of Directors” and Item 16G. “Corporate Governance—The Act on the Management of Public Institutions.”

Item 4.B. Business Overview

Introduction

We are an integrated electric utility company engaged in the transmission and distribution of substantially all of the electricity in Korea. Through our six wholly-owned generation subsidiaries, we also generate the substantial majority of electricity produced in Korea. As of December 31, 2020, we and our generation subsidiaries owned approximately 64.9% of the total electricity generation capacity in Korea (excluding plants generating electricity primarily for private or emergency use). In 2020, we sold to our customers 509,270 gigawatt-hours of electricity. We purchase electricity principally from our generation subsidiaries and, to a lesser extent, from independent power producers. Of the 515,203 gigawatt-hours of electricity we purchased in 2020, 30.4% was generated by KHNP, our wholly-owned nuclear and hydroelectric power generation subsidiary, 42.2% was generated by our wholly-owned five non-nuclear generation subsidiaries and 27.4% was generated by independent power producers that trade electricity to us through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us). Our five non-nuclear generation subsidiaries are KOSEP, KOMIPO, KOWEPO, KOSPO and EWP, each of which is wholly owned by us and is incorporated in Korea. We derive substantially all of our revenues and profit from Korea, and substantially all of our assets are located in Korea.

In 2020, we had sales of Won 57,926 billion and net profit of Won 2,093 billion, compared to sales of Won 58,568 billion and net loss of Won 2,264 billion in 2019.

Our revenues are closely tied to demand for electricity in Korea. Demand for electricity in Korea increased at a compounded average growth rate of 0.6% per annum from 2016 to 2020, compared to the real gross domestic product, or GDP, which increased at a compounded average growth rate of 1.7% during the same period, according to the Bank of Korea. During 2020, the GDP growth rate was -1.0%, while the demand for electricity in Korea during the same year decreased by 2.2%.

Strategy

As our overall strategy, we seek to become a leading global energy enterprise by actively responding to the market’s demand for a stable supply of clean, safe, affordable and convenient source of energy. To this end, we plan to develop key competencies needed for digital transformation of our operations and energy transition. We also aim to strengthen competitiveness in our core operations and to develop new businesses and markets by focusing on low-carbon and renewable energy projects. We evaluate and renew our mid- to long-term strategy every three years, and in 2019 established the “Vision 2030 Mid- to Long-Term Strategy.” Under this vision, we will aim for sustainable growth of our operations through the supply of clean energy as well as balanced new industry initiatives with growth potential.

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

Government Ownership and Our Interactions with the Government

The KEPCO Act requires that the Government own at least 51% of our capital stock. Direct or indirect ownership of more than 50% of our outstanding common voting stock enables the Government to control the approval of certain corporate matters which require a shareholders’ resolution, including approval of dividends. The rights of the Government and Korea Development Bank as holders of our common stock are exercised by the Ministry of Trade, Industry and Energy in consultation with the Ministry of Economy and Finance. We are currently not aware of any plans of the Government to cease to own, directly or indirectly, at least 51% of our outstanding common stock.

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

Initiatives to Improve the Structure of Electricity Generation

In August 2010, the Ministry of Trade, Industry and Energy announced the Proposal for Improvement in the Structure of the Electric Power Industry in order to resolve uncertainty related to restructuring plans for the electric power industry and maintain competitiveness of the electric power industry. Key initiatives of the proposal included the following: (i) maintain the current structure of having six generation subsidiaries and designate the six generation subsidiaries as market-oriented public enterprises under the Act on the Management of Public Institutions in order to foster competition among the generation subsidiaries and promote efficiency in their operations, (ii) clarify the scope of the business of us and the six generation subsidiaries (namely, that we shall manage the financial structure and governance of the six generation subsidiaries and nuclear power plant and overseas resources development projects, while the six generation subsidiaries will have greater autonomy with respect to construction and management of generation units and procurement of fuel), (iii) create a nuclear power export business unit to systematically enhance our capabilities to win projects involving the construction and operation of nuclear power plants overseas, (iv) further rationalize the electricity tariff by adopting a fuel-cost based tariff system in 2011 and a voltage-based tariff system in a subsequent year, and (v) create separate accounting systems for electricity generation, transmission, distribution and sales with the aim of introducing competition in electricity sales in the intermediate future. The fuel-cost based tariff system went into effect on July 1, 2011 but the Ministry of Trade, Industry and Energy issued a hold order on July 29, 2011 and subsequently informed us it needs to be reassessed in light of the circumstances.

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

Furthermore, in January 2011 the six generation subsidiaries were officially designated as “market-oriented public enterprises,” whereupon the President of Korea appoints the president and the statutory auditor of each such subsidiary; the selection of non-standing directors of each such subsidiary is subject to approval by the minister of the Ministry of Economy and Finance; the president of each such subsidiary is required to enter into a management contract directly with the minister of the Ministry of Trade, Industry and Energy; and the Public Enterprise Management Evaluation Team which is established by the Committee for Management of Public Institutions conducts performance evaluation of such subsidiaries. Previously, our president appointed the president and the statutory auditor of each such subsidiary; the selection of non-standing directors of each such subsidiary was subject to approval by our president; the president of each such subsidiary entered into a management contract with our president; and our evaluation committee conducted performance evaluation of such subsidiaries. For further details of the impact of the designation of our generation subsidiaries as “market-

oriented public enterprises,” see Item 16.G. “Corporate Governance—The Act on the Management of Public Institutions.”

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

Proposed Amendment for Direct Participation in Renewable Energy

An amendment to the Electric Utility Act is underway that will enable us to directly participate in the development of renewable power generation. Under the current Electric Utility Act, a single business entity cannot participate in two or more types of electric businesses. The proposed amendment allows a market-type public institution like ourselves to participate in renewable power generation business to a limited degree. The amendment bill was proposed in July 2020 and is now pending deliberation by the Korean national assembly. When the bill passes, we intend to pursue renewable power generation projects such as large-scale offshore wind power.

Purchase of Electricity

Cost-based Pool System

Since April 2001, the purchase and sale of electricity in Korea is required to be made through the Korea Power Exchange, which is a statutory not-for-profit organization established under the Electric Utility Act with responsibilities for setting the price of electricity, handling the trading and collecting relevant data for the electricity market in Korea. The suppliers of electricity in Korea consist of our six generation subsidiaries, which were split-off from us in April 2001, and independent power producers, which numbered 20 (excluding renewable energy producers) as of December 31, 2020. We distribute electricity purchased through the Korea Power Exchange to end users.

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

The price of electricity at which our generation subsidiaries sell electricity to us is determined using the following formula:

Variable cost + [System marginal price – Variable cost] * Adjusted coefficient

An adjusted coefficient applies in principle to all generation units operated by our generation subsidiaries and the coal-fired generation units operated by independent power producers. The adjusted coefficient applicable to the generation units operated by our generation subsidiaries is determined based on considerations of, among others, electricity tariff rates and the relative fair returns on investment in respect of us compared to our generation subsidiaries. The purpose of the adjusted coefficient here is to prevent electricity trading from resulting in undue imbalances as to the relative financial results among generation subsidiaries as well as between us (as the purchaser of electricity) and our generation subsidiaries (as sellers of electricity). Such imbalances may arise from excessive profit taking by base load generators (on account of their inherently cheaper fuel cost structure compared to non-base load generators) as well as from fluctuations in fuel prices (it being the case that during times of rapid and substantial rises in fuel costs which are not offset by corresponding rises in electricity tariff rates charged by us to end-users, on a non-consolidated basis our profitability will decline compared to that our generation subsidiaries since our generation subsidiaries are entitled to sell electricity to us at cost plus a guaranteed margin). In comparison, the adjusted coefficient applicable to the coal-fired generation units operated by independent power producers is determined to enable such independent power producers to recover the total costs of building and operating such units.

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

The capacity price is determined by the Cost Evaluation Committee as a function of the following factors: (i) reference capacity price, (ii) reserve capacity factor, (iii) time-of-the-day capacity coefficient and (iv) since

October 2016, fuel switching factor. The time-of-the-day capacity coefficient are determined annually before the end of December for the subsequent twelve-month period. The reference capacity price, reserve capacity factor and the fuel switching factor are determined annually before the end of June for the subsequent twelve-month period.

The reference capacity price refers to the Won amount per kilowatt-hour payable annually for annualized available capacity indicated in the bids submitted the day before trading (provided that such capacity is actually available on the relevant day of trading), and is determined based on the construction costs and maintenance costs of a standard generation unit and related transmission access facilities, and a base rate for loading electricity. Prior to October 2016, the same reference capacity price applied uniformly to all generation units. Since October 2016, the reference capacity price applies differentially to each generation unit depending on the start year of its commercial operation. Accordingly, the reference capacity price currently ranges from Won 9.62 to 10.65 per kilowatt hour.

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

Following such study, the Government announced in June 2016 that, due to changes in the electricity business environment (including an increase in generation capacity relative to peak usage, reduced fuel costs following a decline in oil prices and greater environmental concerns related to coal-fired electricity generation), it will indefinitely suspend any further rollout of the vesting contract system beyond by-product gas-based electricity, and revert to the adjusted coefficient-based electricity pricing adjustment mechanism. As of the end of 2020, there are no active contracts remaining under the vesting contract system.

Power Trading Results

The results of power trading, as effected through the Korea Power Exchange, for our generation subsidiaries and independent power producers in 2020 are as follows:

	Items	Volume (Gigawatt hours)	Percentage of Total Volume (%)	Sales to KEPCO(2) (in billions of Won)	Percentage of Total Sales (%)	Unit Price (Won/kWh)
Generation Companies	KHNP	156,726	30.4	9,554	23.0	60.96
	KOSEP	48,677	9.5	4,047	9.7	83.14
	KOMIPO	46,265	9.0	4,154	10.0	89.79
	KOWEPO	37,684	7.3	3,502	8.4	92.94
	KOSPO	41,434	8.0	3,946	9.5	95.23
	EWP	43,027	8.4	3,982	9.6	92.56
	Others(1)	141,390	27.4	12,382	29.8	87.57

	Total	515,203	100.0	41,567	100.0	80.68

Energy Sources	Nuclear	152,328	29.6	9,093	21.9	59.69
	Bituminous coal	185,179	35.9	15,209	36.5	82.13
	Anthracite coal	1,875	0.4	153	0.4	81.48
	Oil	2,184	0.4	422	1.0	193.12
	LNG/Combined-cycle	140,866	27.4	13,918	33.5	98.81
	Renewables	20,202	3.9	1,610	3.9	79.70
	Hydro	3,156	0.6	258	0.6	81.72
	Pumped storage	3,257	0.6	368	0.9	113.07
	Others	6,156	1.2	536	1.3	87.03

	Total	515,203	100.0	41,567	100.0	80.68

Load	Base load	339,383	65.9	24,455	58.8	72.06
	Non-base load	175,820	34.1	17,112	41.2	97.33

	Total	515,203	100.0	41,567	100.0	80.68

Notes:

(1)

Others represent independent power producers that trade electricity through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us).

(2)	Based on the payment made by us through Korea Power Exchange

Power Purchased from Independent Power Producers under Power Purchase Agreements

In 2020, we purchased an aggregate of 14,718 gigawatt hours of electricity generated by independent power producers under existing power purchase agreements. These independent power producers had an aggregate generation capacity of 11,689 megawatts as of December 31, 2020.

Power Generation

As of December 31, 2020, we and our generation subsidiaries had a total of 697 generation units, including nuclear, thermal, hydroelectric and internal combustion units, representing total installed generation capacity of 83,854 megawatts. Our thermal units produce electricity using steam turbine generators fired by coal and oil. Our internal combustion units use oil or diesel-fired gas turbines and our combined-cycle units are primarily LNG-fired. We also purchase power from several generation plants not owned by our generation subsidiaries.

The table below sets forth as of and for the year ended December 31, 2020 the number of units, installed capacity and the average capacity factor for each type of generating facilities owned by our generation subsidiaries.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	24	23,250	75.3
Thermal:
Coal	58	34,161	59.6
Oil	3	1,200	14.3
LNG	4	1,400	4.8
Total thermal	65	36,761	56.0

Internal combustion	214	176	26.2
Combined-cycle(3)	117	16,652	28.3
Integrated gasification combined cycle(4)	1	346	78.2
Hydro	60	5,352	9.6
Wind	14	144	16.0
Solar	170	215	12.5
Fuel cell	24	243	71.6
Bio	6	705	43.2
Others(5)	2	10	80.6

Total	697	83,854	53.5

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
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

Bituminous coal has been the least expensive thermal fuel per kilowatt-hour of electricity produced, and therefore our use of bituminous coal for generation needs takes the largest portion in excess of the stable demand level, except for meeting short-term surges in demand which require rapid start-up and shutdown. Thermal units fired by LNG, hydroelectric units and internal combustion units are the most efficient types of units for rapid start-ups and shutdowns, and therefore we use such units principally to meet short-term surges in demand. Anthracite coal is a less efficient fuel source than bituminous coal in terms of electricity output per unit cost.

Our generation subsidiaries have constructed and operated thermal and internal combustion units in order to help meet power demand. Subject to market conditions, our generation subsidiaries plan to continue to add additional thermal and internal combustion units. These units generally take less time to complete construction than nuclear units.

The high average age of our oil-fired thermal units is attributable to our reliance on oil-fired thermal units as the primary means of electricity generation until mid-1970. Since then, we have diversified our fuel sources and constructed relatively few oil-fired thermal units compared to units of other fuel types.

The table below sets forth, for the periods indicated, the amount of electricity generated by facilities linked to our grid system and the amount of power used or lost in connection with transmission and distribution.

	2016	2017	2018	2019	2020	% of 2020 Gross Generation(1)
	(in gigawatt hours, except percentages)
Electricity generated by us and our generation subsidiaries:
Nuclear	161,995	148,426	133,505	145,910	160,184	29.0
Coal	207,912	227,186	222,818	211,785	178,808	32.4
Oil	13,055	5,242	5,845	1,842	1,504	0.3
LNG	369	220	—	—	587	0.1
Internal combustion	573	496	528	579	405	0.1
Combined-cycle	46,477	36,957	46,780	39,049	41,353	7.5
Hydro	4,835	5,263	5,187	4,477	4,502	0.8
Wind	186	209	195	192	202	0.0
Solar, fuel cells and others	908	2,485	3,469	5,236	6,885	1.2

Total generation by us and our generation subsidiaries	436,310	426,484	418,327	409,070	394,430	71.4

Electricity generated by IPPs:
Thermal	83,789	103,745	125,830	124,128	123,919	22.4
Hydro, other renewable and others	20,342	23,238	26,490	29,842	33,760	6.2

Total generation by IPPs	104,131	126,983	152,320	153,970	157,679	28.6

Gross generation	540,441	553,467	570,647	563,040	552,108	100.0
Auxiliary use(2)	21,605	22,279	22,309	21,587	21,297	3.9
Pumped-storage(3)	4,716	5,477	5,106	4,588	3,271	0.6

Total net generation(4)	514,120	525,711	543,232	536,865	527,540	95.5

Transmission and distribution losses(5)	18,475	18,790	19,359	19,000	18,610	3.54

IPPs = Independent power producers

Notes:

(1)	Unless otherwise indicated, percentages are based on gross generation.
(2)	Auxiliary use represents electricity consumed by generation units in the course of generation.
(3)	Pumped storage represents electricity consumed during low demand periods in order to store water which is utilized to generate hydroelectric power during peak demand periods.
(4)	Total net generation represents gross generation minus auxiliary and pumped-storage use.
(5)	Transmission and distribution losses represents total transmission and distribution losses divided by total net generation.

The table below sets forth our total capacity at the time of peak usage, and peak and average loads during, the indicated periods.

	2016	2017	2018	2019	2020
	(Megawatts)
Total capacity	100,180	116,657	117,205	121,147	127,819
Peak load	85,183	85,133	92,478	90,314	89,091
Average load	61,694	63,188	65,142	64,274	62,860

Korea Hydro & Nuclear Power Co., Ltd

We commenced nuclear power generation activities in 1978 when our first nuclear generation unit, Kori #1, began commercial operation. On April 2, 2001, all of our nuclear and hydroelectric power generation assets and liabilities were transferred to KHNP.

KHNP owns and operates 24 nuclear generation units at five power plant complexes in Korea, located in Kori (Busan), Saeul (Ulsan), Wolsong (Gyeongju), Hanbit (Yonggwang) and Hanul (Ulchin), 53 hydroelectric generation units including 16 pumped storage hydro generation units as well as 28 solar generation units and one wind generation unit as of December 31, 2020.

The table below sets forth the number of units and installed capacity as of December 31, 2020 and the average capacity factor by types of generation units in 2020.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(Percent)
Nuclear	24	23,250	75.3
Hydroelectric	53	5,307.475	9.4
Solar	28	42.84	14.77
Wind	1	0.75	2.21

Total	106	28,601.065

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)

Average capacity factor represents the total number of kilowatt hours of electricity generated in the indicated period divided by the total number of kilowatt hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.

KHNP commenced commercial operation of Shin-Kori #3, with a 1,400 megawatt capacity, in December 2016, and Shin-Kori #4 began commercial operations on August 2019. KHNP is currently building four additional nuclear generation units, two at the Shin-Kori and two at Shin-Hanul sites, each with a 1,400 megawatt capacity. KHNP expects to complete these units between 2021 and 2025. In June 2018, the board of directors of KHNP decided to retire Wolsong #1 unit earlier than planned due to comprehensive evaluation of the economic viability and regional sentiment of its continuing operation. The initial phase of the decommissioning of Kori #1, which primarily involves safety inspections and the removal of spent fuels, has begun after its permanent shutdown in June 2017.

Nuclear

The table below sets forth certain information with respect to the nuclear generation units of KHNP as of December 31, 2020.

Unit(5)	Reactor Type(1)	Reactor Design(2)	Turbine and Generation(3)	Commencement of Operations	Installed Capacity	Average Capacity Factor(4) (%)
					(Megawatts)
Kori-2	PWR	W	GEC	1983	650	36.7
Kori-3	PWR	W	GEC, Hitachi	1985	950	78.9
Kori-4	PWR	W	GEC, Hitachi	1986	950	81.7
Shin-Kori-1	PWR	D, KEPCO E&C, W	D, GE	2011	1,000	90.6
Shin-Kori-2	PWR	D, KEPCO E&C, W	D, GE	2012	1,000	92.4
Shin-Kori-3	PWR	D, KEPCO E&C, W	D, GE	2016	1,400	68.7
Shin-Kori-4	PWR	D, KEPCO E&C, W	D, GE	2019	1,400	78.5
Wolsong-2	PHWR	AECL, H, K	H, GE	1997	700	74.9
Wolsong-3	PHWR	AECL, H	H, GE	1998	700	63.7
Wolsong-4	PHWR	AECL, H	H, GE	1999	700	78.8
Shin-Wolsong-1	PWR	D, KEPCO E&C, W	D, GE	2012	1,000	100.0
Shin-Wolsong-2	PWR	D, KEPCO E&C, W	D, GE	2015	1,000	99.9
Hanbit-1	PWR	W	W, D	1986	950	99.5
Hanbit-2	PWR	W	W, D	1987	950	76.3
Hanbit-3	PWR	H, CE, K	H, GE	1995	1,000	9.1
Hanbit-4	PWR	H, CE, K	H, GE	1996	1,000	0.0
Hanbit-5	PWR	D, CE, W, KEPCO E&C	D, GE	2002	1,000	31.0
Hanbit-6	PWR	D, CE, W, KEPCO E&C	D, GE	2002	1,000	100.3
Hanul-1	PWR	F	A	1988	950	78.9
Hanul-2	PWR	F	A	1989	950	88.9
Hanul-3	PWR	H, CE, K	H, GE	1998	1,000	100.3
Hanul-4	PWR	H, CE, K	H, GE	1999	1,000	85.6
Hanul-5	PWR	D, KEPCO E&C, W	D, GE	2004	1,000	100.3
Hanul-6	PWR	D, KEPCO E&C, W	D, GE	2005	1,000	75.1

Total nuclear					23,250	75.3

Notes:

(1)	“PWR” means pressurized light water reactor; “PHWR” means pressurized heavy water reactor.
(2)

“W” means Westinghouse Electric Corporation (U.S.A.); “AECL” means Atomic Energy of Canada Limited (Canada); “F” means Framatome (France); “H” means Hanjung; “CE” means Combustion Engineering (U.S.A.); “D” means Doosan Heavy Industries & Construction Co., Ltd.; “K” means Korea Atomic Energy Research Institute; “KEPCO E&C” means KEPCO Engineering & Construction.

(3)

“GEC” means General Electric Company (U.K.); “W” means Westinghouse Electric Corporation (U.S.A.); “A” means Alstom (France); “H” means Hanjung; “GE” means General Electric (U.S.A.); “D” means Doosan Heavy Industries & Construction Co., Ltd.; “Hitachi” means Hitachi Ltd. (Japan).

(4)	The average fuel cost per kilowatt in 2020 for the entire generation units, including nuclear fuel cost, power purchase cost and material cost, was Won 7.69 per kilowatt.
(5)	Kori-1 was permanently shut down on June 18, 2017. Shin-Kori-4 commenced operations on August 29, 2019. On December 24, 2019, the NSSC approved the permanent shutdown of Wolsong #1.

Under extended-cycle operations, nuclear units can be run continuously for periods longer than the conventional twelve-month period between scheduled shutdowns for refueling and maintenance. Since 1987, we have adopted the mode of extended-cycle operations for all of our pressurized light water reactor units and plan to use it for our newly constructed units. The duration of shutdown for fuel replacement, maintenance and the evaluation period for approval to start after maintenance was 2,062.4 days in the aggregate in 2020. In addition, KHNP’s nuclear units experienced an average of 0.13 unplanned shutdowns per unit in 2020. In the ordinary course of operations, KHNP’s nuclear units routinely experience damage and wear and tear, which are repaired during routine shutdown periods or during unplanned temporary suspensions of operations. No significant damage has occurred in any of KHNP’s nuclear reactors, and no significant nuclear exposure or release incidents have occurred at any of KHNP’s nuclear facilities since the first nuclear plant commenced operation in 1978.

Hydroelectric

The table below sets forth certain information relating to KHNP’s pumped-storage and hydroelectric business units, including the installed capacity as of December 31, 2020 and the average capacity factor in 2020.

Location of Unit	Number of Units	Classification	Year Built	Installed Capacity	Average Capacity Factor
				(Megawatts)	(%)
Hwacheon	4	Dam waterway	1944	108.0	21.2
Chuncheon	2	Dam	1965	62.28	20.6
Euiam	2	Dam	1967	48.0	27.0
Cheongpyung	4	Dam	1943	140.1	19.7
Paldang	4	Dam	1973	120.0	30.8
Chilbo (Seomjingang)	3	Basin deviation	1945	35.4	26.0
Boseonggang	2	Basin deviation	1937	4.5	49.5
Kwoesan	2	Dam	1957	2.8	33.6
Anheung(GangLim)	3	Dam waterway	1978	0.4	22.7
Kangreung	2	Basin deviation	1991	82.0	0.0
Topyeong	1	Dam	2011	0.045	9.9
Muju	1	Dam	2003	0.4	22.0
Sancheong	2	Dam	2001	0.995	35.8
Yangyang	2	Dam	2005	1.4	24.3
Yangyang	1	Dam	2020	0.15	4.1
Yecheon	1	Dam	2011	0.9	21.0
Yecheon (Mini)	1	Dam	2018	0.025	71.5
Cheongpeoung	2	Pumped Storage	1980	400.0	8.4
Samrangjin	2	Pumped Storage	1985	600.0	1.1
Muju	2	Pumped Storage	1995	600.0	11.5
Sancheong	2	Pumped Storage	2001	700.0	12.0
Yangyang	4	Pumped Storage	2006	1,000.0	10.3
Cheongsong	2	Pumped Storage	2006	600.0	6.5
Yecheon	2	Pumped Storage	2011	800.0	4.7

Total	53			5,307.475	9.4

Solar/Wind

The table below sets forth certain information, including the installed capacity as of December 31, 2020 and the average capacity factor in 2020, of the solar and wind power units of KHNP.

Location of Unit	Classification	Year Built	Installed Capacity	Average Capacity Factor
			(Megawatts)	(Percent)
Yonggwang	Solar	2008	20.07	15.15
Yecheon	Solar	2012	2.01	14.99
Kori	Wind	2008	0.75	2.21
Kori	Solar	2017	5.15	16.58
Gapyeong	Solar	2017	0.07	15.13
Hydro Technical Training Center	Solar	2017	0.09	14.57
Cheongpyung	Solar	2018	0.09	14.52
Cheongsong	Solar	2018	0.05	12.86
Kwoesan	Solar	2018	0.25	15.27
Boseonggang	Solar	2018	1.99	13.90
Samrangjin	Solar	2019	2.77	15.30
Yeoncheon	Solar	2020	0.99	14.42
Jeju	Solar	2020	4.91	13.19
Gyeongju	Solar	2020	4.40	14.84

Total			43.59

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

Korea South-East Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2020 and the average capacity factor and average fuel cost per kilowatt in 2020 based upon the net amount of electricity generated, of KOSEP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Samcheonpo #1, 2, 3, 4, 5, 6	29.2	3,240	43.2	89.9
Yeongheung #1, 2, 3, 4, 5, 6	11.7	5,080	71.8	78.2
Yeosu # 2	6.8	669	62.2	123.9
Combined cycle and internal Combustion:
Bundang gas turbine #1,2,3,4,5,6,7,8; steam turbine #1, 2	27.0	922	27.0	153.2
Hydro, Solar and other renewable energy	—	489	51.0	240.4

Total	22.4	10,400	56.80	95.2

Korea Midland Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2020 and the average capacity factor and average fuel cost per kilowatt in 2020 based upon the net amount of electricity generated, of KOMIPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Boryeong #1, 2, 3, 4, 5, 6, 7, 8	25.91	4,050	62.04	52.84
Shin Boryeong #1, 2	3.46	2,038	74.13	44.44
Oil-fired:
Jeju #2, 3	20.46	150	45.54	200.66
Combined-cycle and internal combustion:
Boryeong gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3,	21.82	1,350	4.79	99.74
Incheon gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3	11.88	1,462.45	22.61	88.65
Seoul gas turbine #1, 2; steam turbine #1, 2	1.38	738.35	69.49	75.29
Jeju gas turbine #1, 2; steam turbine #1, 2	2.51	228.73	46.93	87.78
Sejong gas turbine #1, 2; steam turbine #1	7.17	530.44	73.25	71.93
Jeju Internal Combustion Engine #1,2	13.58	80	17.83	153.83
Wind:
Yangyang #1, 2	14.58	3	15.80	6.35
Sejong Maebongsan Wind	14.47	8.80	0.99	0.01
Jeju Sangmyung Wind	4.5	21	19.55	2.20
Combined heat and power:
Wonju #1	5.67	10	80.65	88.87
Hydroelectric:
Boryeong	11.86	7.50	20.67	0.34
Shin Boryeong	4.25	5	33.65	0.01
Photovoltaic (“PV”) power and fuel cell generation:
Boryeong (PV) site	3.76	3.11	14.71	3.83
Shin Boryeong (PV) site	4.58	2.90	13.71	0.01
Seocheon (PV) site	13.00	1.23	13.31	—
Jeju (PV) site	7.94	2.34	10.62	0.31
Seoul (PV) site	9.42	1.30	14.00	2.90
Sejong (PV) site	3.08	0.33	14.81	0.001
Yeosu (PV) site	8.83	2.22	14.79	—
Incheon (PV) site	3.18	1.58	3.49	0.001
Shin Boryeong (fuel cell) site	3.17	7.48	81.13	110.40
Incheon (fuel cell) site	0.92	15.84	86.66	99.52
Seoul (fuel cell) site	0.25	6	25.15	45.41
Sejong (fuel cell) site	0.92	5.28	85.37	84.62

Total	15.62	10,732.88	51.75	59.38

Korea Western Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2020 and the average capacity factor and average fuel cost per kilowatt in 2020 based upon the net amount of electricity generated, of KOWEPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Taean #1, 2, 3, 4, 5, 6, 7, 8, 9, 10	14.7	6,100	55.3	51.07
LNG-fired:
Pyeongtaek #1, 2, 3, 4(1)	39.1	1,400	4.8	121.47
Combined cycle:
Pyeongtaek #2	6.2	868.5	39.6	83.77
Gunsan	10.6	718.4	23	97.03
West Incheon	28.1	1,800	15.4	82.63
Hydroelectric:
Taean	13.3	2.2	16.5	—
Solar:
Taean	3.4	17.3	13.4	—
Pyeongtaek	3.5	3.9	13.1	—
West Incheon	3.5	1.2	13.6	—
Gunsan	5.2	1.0	12.3	—
Samryangjin	13.1	3.0	14.2	—
Sejong City	8.5	5.0	13.3	—
Gyeonggi-do	7.7	2.5	13.7	—
Yeongam	7.8	13.3	15.1	—
Goheung	1.7	1.0	10.6	—
Fuel Cell:
West Incheon 1	5.7	16.6	47.3	113.4
West Incheon 2	1.4	44.0	81.7	94.7
Cheonan Cheongsu	1.0	5.3	89.5	106.3
Wind Power:
Hwasun	5.0	16	19.2	—
Integrated gasification combined cycle:
Taean	4.4	346.3	78.2	39.08

Total	18.5	11,365.5	40	58.17

Notes:

(1)	Pyeongtaek #1, 2, 3 and 4 were converted into LNG-fired power plant in February 2020.

Korea Southern Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2020 and the average capacity factor and average fuel cost per kilowatt in 2020 based upon the net amount of electricity generated, of KOSPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Hadong #1, 2, 3, 4, 5, 6, 7, 8	19.3	4,000	58.4	50.2
Samcheok #1	3.8	2,044	50.0	57.1
Oil-fired:
Nam Jeju #3, 4	14.0	200	43.5	208.5
Combined cycle:
Shin Incheon #1, 2, 3, 4	24.2	1,800	19.4	83.3
Busan #1, 2, 3, 4	17.2	1,800	40.3	76.5
Yeongwol #1	10.2	848	6.8	86.6
Hallim	24.5	105	53.9	110.2
Andong #1	6.8	362	64.9	72.8
Nam Jeju #1	0.1	146	13.2	213.1
Wind power:
Hankyung	14.2	21	20.2	1.3
Seongsan	11.2	20	23.4	0.9
Solar	3.8	27	14.2	0.1
Small Hydropower	3.4	3	28.5	—
Fuel Cell	2.1	59	95.5	98.1

Total	12.5	11,435	43.7	63.3

Korea East-West Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2020 and the average capacity factor and average fuel cost per kilowatt in 2020 based upon the net amount of electricity generated, of EWP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(Percent)	(Won)
Bituminous:
Dangjin #1, 2, 3, 4, 5, 6, 7, 8, 9, 10	13.0	6,040	58.5	50.8
Honam #1, 2	47.7	500	74.2	66.4
Anthracite:
Donghae #1, 2	21.8	400	59.6	79.7
Oil-fired:
Ulsan #4, 5, 6	40.4	1,200	14.3	167.13
Combined cycle:
Ulsan gas turbine #1, 2, 3, 4, 5, 6, 7, 8; steam turbine #1, 2, 3, 4	17.0	2,072	34.0	79.5
Ilsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2	26.8	900	14.5	112.6
Mini hydro, Photovoltaic, Fuel Cell, Wind-Power, Biomass:	—	126	40.1	66.1

Total	19.7	11,238	46.3	62.6

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

EP (1) upgrade (#5, 2009)

EP upgrade (#6, 2010)

EP upgrade (#2, 2016)

EP upgrade (#1, 2017)

EP upgrade (#3, 4, 2018)

SCR (2) upgrade (#2, 4, 7, 2016)

SCR upgrade (#1, 8, 2017)

SCR upgrade (#3, 5, 6, 2018)

FGD (5) upgrade (#1, 2017)

FGD upgrade (#2, 3, 4, 2018)

			Anti-pollution	KOWEPO
Pyeongtaek #1 - 4	1,400 MW (350 MW×4)	Steam turbine upgrade (#2, 3, 2014)	10-year performance-improvement	KOWEPO
Boryeong #3 - 6	2,000 MW (500 MW×8)	Retrofit (#3, 2019) Retrofit (#5, 6, 2021) Retrofit (#4, 2023) FGD, EP, SCR upgrade (#3, 2019) FGD, EP, SCR upgrade (#5, 6, 2021) FGD, EP, SCR upgrade (#4, 2023)	Lifetime extension & Performance-improvement Performance-improvement	KOMIPO
Boryeong #7, 8	1,000 MW (500 MW×2)	FGD, EP upgrade (#7, 2025) FGD, EP upgrade (#8, 2026)	Performance-improvement	KOMIPO

Power Plant	Capacity	Completed (Year)	Extension	Company
Yeosu #1, 2	668.6MW (#1:340, #2:328.6MW)	Boiler Type Change (CFBC (3):#1:2016, #2:2011)	30 years	KOSEP
Samcheonpo #1, 2	1,120 MW (560 MW ×2)	Boiler, EP, Draft System Upgrade (#1, 2: 2012)	10 years Refurbishing-modernization	KOSEP
Samcheonpo #5, 6	1,000 MW (500 MW ×2)	EP upgrade(2016 ~ 2017), FGD, SCR, WESP installation (2019 ~ 2020)	Anti-pollution	KOSEP
Yeongdong #2	200 MW (200 MW ×1)	Boiler, Hybrid SCR & EP, Draft System Retrofit (Biomass #1: 2020)	Renewable energy	KOSEP
Dangjin #1 - 4	2,000MW (500MW×4)	FGD, EP, SCR upgrade (2022)	Performance-improvement	EWP
Dangjin #5 - 8	2,000MW (500MW×4)	FGD, EP, SCR upgrade (2024)	Performance-improvement	EWP
Dangjin #9 - 10	2,040MW (1,020MW×2)	FGD, EP, SCR upgrade (2026)	Performance-improvement	EWP
Donghae #1, 2	400 MW (200 MW×2)	FGD (2022)	Anti-pollution & modification of control systems	EWP
Hadong #1 - 8	4,000 MW (500 MW×8)	SCR Upgrade (#5. 2016) SCR Upgrade (#2,3,5. 2017) SCR Upgrade (#1,4,6,7. 2018) SCR Upgrade (#8. 2019) FGD Upgrade (#6, 2018) FGD Upgrade (#2, 3, 2019) FGD Upgrade (#4 2020) FGD Upgrade (#5 2021)	Anti-pollution	KOSPO

Notes:

(1)	“EP” means an electrostatic precipitation system.
(2)	“SCR” means a selective catalytic reduction system.
(3)	“CFBC” means a circulating fluidized bed combustion system.
(4)	“Biomass” means wood pallet powered plant.
(5)	“FGD” means flue-gas desulfurization designed to remove sulfur oxides.

Transmission and Distribution

We currently transmit and distribute substantially all of the electricity in Korea.

As of December 31, 2020, our transmission system consisted of 34,664 circuit kilometers of lines of 765 kilovolts and others including high-voltage direct current lines, and we had 877 substations with aggregate installed transformer capacity of 336,926 megavolt-amperes.

As of December 31, 2020, our distribution system consisted of 129,789 megavolt-amperes of transformer capacity and 9,787,967 units of support with a total line length of 514,779 circuit kilometers.

We make substantial investments in our transmission and distribution systems to minimize power interruptions and improve efficiency. Our current projects principally focus on increasing capabilities of the existing power networks and reducing our transmission and distribution loss, which was 3.54% of our gross generation in 2020. To cope with increasing damages to large-scale transmission and distribution facilities, we plan to reinforce stability of our transmission and distribution facilities through stricter design and material specifications. In addition, we also plan to expand underground transmission and distribution facilities to meet customer demand for more environment-friendly facilities. In order to reduce the interruption time in power distribution, which is an indicator of the quality of electricity transmission, we are also continuing to invest in automation of electricity transmission and development of new transmission technologies, among others.

Some of the facilities we own and use in our distribution system use rights of way and other concessions granted by municipal and local authorities in areas where our facilities are located. These concessions are generally renewed upon expiration.

New Energy Industry Projects

Certain of our new energy industry projects are described below.

Advanced Metering Infrastructure

In July 2012, the Government implemented a master plan to build out a smart grid, which includes the Advanced Metering Infrastructure (“AMI”) roadmap, and revised the plan to focus on building electricity market ecosystem in August 2018. In accordance with such plan, we are in the process of installing “smart meters” and related communication networks and operating systems as part of the “smart grid” initiative in an effort to enhance efficiency in the power electricity industry and alleviate growing energy shortage concerns. Our goal is to complete such installation for all of the households in Korea. Smart meters refer to digital meters that record, on a real-time basis, electricity consumption within a household so that consumers will have a price-based incentive to enhance efficiency in their electricity usage. As of December 31, 2020, we have installed 10 million smart meter units, and plan to install additional 12 million units by 2024. The AMI project is expected to cost approximately Won 1.6 trillion in total.

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

Leveraging our experience gained through high-tech intelligent power transmission and distribution network, or “smart grid” test beds in Jeju Province from 2009 to 2013, we plan to expand our smart grid project. We successfully implemented the KEPCO-Building Energy Management System(K-BEMS) at our Guri-Namyangju branch and the Smart Grid Deployment Project in 2014. In recognition of our achievement, we were awarded a special prize from the International Smart Grid Action Network in 2018. By the end of 2020, we implemented smart grid technology in 120 of our branches and 151 public sites (15 buildings, 8 campuses, 93 factories and 35 dispersed generation). Based on this experience, we plan to expand implementation of smart grid technology to residential and industrial buildings.

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

In December 2014, we conducted a pilot project for this initiative by installing a 52 megawatts energy storage system at the Seo-Anseong substation and the Shin-Yongin substation. In July 2015, these substations began to commercially operate energy storage systems, and we expanded the energy storage capacity nationwide by an additional 184 megawatts in 2016, an additional 140 megawatts in 2017, with a total capacity of 376 megawatts as of December 31, 2020. Among them, we completed construction of the largest indoor energy storage systems for frequency regulation in Gimje substation with a 48 megawatts capacity.

Electric Vehicle Charging Infrastructure

In order to promote the use of environment-friendly electric vehicles, we began constructing infrastructures for electric vehicles in 2009. Since 2016, we have installed electric vehicle charging stations throughout public space and residential building complexes. In 2017, we created a platform for businesses in the electric vehicle charging industry by charging for the service and making the infrastructures available to the market. We plan to expand such infrastructures and to install 4,500 high speed electric vehicle charging stations by 2025.

In January 2016, the Ministry of Trade, Industry and Energy announced an initiative to promote the new energy industry by creating the New Energy Industry Fund. For further details, see “—Capital Investment Program.”

Fuel Sources and Requirements

Nuclear

Uranium, the principal fuel source for nuclear power, accounted for 31.9%, 35.7% and 40.6% of the fuel requirements for electricity generation by us and our generation subsidiaries in 2018, 2019 and 2020, respectively.

All uranium ore concentrates used by KHNP are imported from, and conversion and enrichment of such concentrates are provided by, sources outside Korea and are paid for with currencies other than Won, primarily U.S. dollars.

In order to ensure a stable supply, KHNP enters into long-term and medium-term contracts with various suppliers and supplements such supplies with purchases in spot markets. In 2020, KHNP purchased approximately 5,700 tons of its uranium concentrate requirement under both long-term and spot supply contracts with suppliers in Canada, France, the United Kingdom, Switzerland, Kazakhstan, Australia, Germany, Hong Kong, Japan and Uzbekistan. Under the long-term supply contracts, the purchase prices of uranium concentrates are adjusted annually based on base prices and spot market prices prevailing at the time of actual delivery. The conversion and enrichment services of uranium concentrates are provided by suppliers in Canada, France, Hong Kong, Japan, China, Russia, the United Kingdom and Switzerland. A Korean supplier typically provides fabrication of fuel assemblies. Except for certain fixed contract prices, contract prices for processing of uranium are adjusted annually in accordance with the general rate of inflation. KHNP intends to obtain its uranium requirements in the future, in part, through purchases under medium- to long-term contracts and, in part, through spot market purchases.

Coal

Bituminous coal accounted for 52.6%, 51.1% and 44.8% of the fuel requirements for electricity generation by us and our generation subsidiaries in 2018, 2019 and 2020, respectively, and anthracite coal accounted for 0.6%, 0.6% and 0.5% of our fuel requirements for electricity generation in 2018, 2019 and 2020, respectively.

In 2020, our generation subsidiaries purchased approximately 68 million tons of bituminous coal, of which approximately 40%, 28%, 14%, 2% and 16% were imported from Australia, Indonesia, Russia, South Africa and others, respectively. Approximately 84% of the bituminous coal requirements of our generation subsidiaries in 2020 were purchased under long-term contracts with the remaining 16% purchased in the spot market. Some of our long-term contracts relate to specific generating plants and extend through the end of the projected useful lives of such plants, subject in some cases to periodic renewal. Pursuant to the terms of our long-term supply contracts, prices are adjusted periodically based on market conditions. The average cost of bituminous coal per ton purchased under such contracts amounted to Won 107,233, Won 101,624 and Won 69,748 in 2018, 2019 and 2020, respectively.

In 2020, our generation subsidiaries purchased approximately 1 million tons of anthracite coal. The prices for anthracite coal under such contracts are set by the Government. The average cost of anthracite coal per ton purchased under such contracts was Won 129,976, Won 136,526 and Won 137,116 in 2018, 2019 and 2020, respectively.

Oil

Oil accounted for 1.4%, 0.5% and 0.4% of the fuel requirements for electricity generation by us and our generation subsidiaries in 2018, 2019 and 2020, respectively.

In 2020, our generation subsidiaries purchased approximately 5 million barrels of fuel oil, substantial portion of which was purchased from domestic refiners through competitive open bidding. Purchase prices are based on the spot market price in Singapore. The average cost per barrel was Won 85,116, Won 100,827 and Won 91,566 in 2018, 2019 and 2020, respectively.

LNG

LNG accounted for 11.2%, 9.5% and 10.6% of the fuel requirements for electricity generation by us and our generation subsidiaries in 2018, 2019 and 2020, respectively. In 2020, for use in electricity generation we purchased approximately 5 million tons of LNG from Korea Gas Corporation, a Government-controlled entity in which we currently own a 22.02% equity interest (excluding treasury shares). In 2020, we purchased a substantial portion of our LNG requirements for use in power generation from Korea Gas Corporation. Under the terms of the LNG contract with Korea Gas Corporation, all of our five non-nuclear generation subsidiaries jointly and severally agreed to purchase a total of 5.3 million tons of LNG in 2020, subject to an automatic price adjustment annually based on a pre-determined formula if the actual purchased amount exceeds or falls short of the contracted amount. We believe the quantities of LNG provided under such contract will be adequate to meet the needs of our generation subsidiaries for LNG for the next several years. The LNG supply contracts between our generation subsidiaries and Korea Gas Corporation generally have a term of 20 years and provide for minimum purchase requirements for our generation subsidiaries, the specific terms of which are subject to negotiation between Korea Gas Corporation and our generation subsidiaries and approval by the Government. The average cost per ton of LNG was Won 763,460, Won 727,083 and Won 556,564, in 2018, 2019 and 2020, respectively. In January 2020, Korea Gas Corporation announced that it will implement a new individual tariffs formula, whereby the domestic power plants can negotiate lower prices directly with Korea Gas Corporation. The new formula will apply to domestic power plants whose current contracts with Korea Gas Corporation will expire after January 2022 and also to new power plants commencing operations from January 2022.

Hydroelectric

Hydroelectric power generation accounted for 1.2%, 1.1% and 1.1%, of the fuel requirements for electricity generation by us and our generation subsidiaries in 2018, 2019 and 2020, respectively. The availability of water for hydroelectric power depends on rainfall and competing uses for available water supplies, including residential, commercial, industrial and agricultural consumption. Pumped storage enables us to increase the available supply of water for use during periods of peak electricity demand.

Sales and Customers

Our sales depend principally on the level of demand for electricity in Korea and the rates we charge for the electricity we sell to the end-users.

Demand for electricity in Korea grew at a compounded average rate of 0.6% per annum for the five years ended December 31, 2020. According to the Bank of Korea, the compounded growth rate for GDP was approximately 1.7% for the same period. The GDP growth rate was approximately 2.7%, 2.0% and -1.0% during 2018, 2019 and 2020, respectively.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s GDP and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year basis.

	2016	2017	2018	2019	2020
Growth in GDP	2.9%	3.1%	2.7%	2.0%	(1.0)%
Growth in electricity consumption	2.8%	2.2%	3.6%	(1.1)%	(2.2)%

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

	2016 (GWh)	YoY growth (%)	2017 (GWh)	YoY growth (%)	2018 (GWh)	YoY growth (%)	2019 (GWh)	YoY growth (%)	2020 (GWh)	YoY growth (%)	% of Total 2020
Residential	68,057	3.7	68,544	0.7	72,895	6.3	72,639	(0.4)	76,303	5.0	15.0
Commercial	108,617	4.8	111,298	2.5	116,934	5.1	116,227	(0.6)	113,639	(2.2)	22.3
Educational	8,079	5.1	8,316	2.9	8,678	4.3	8,561	(1.4)	7,515	(12.2)	1.5
Industrial	278,828	1.9	285,969	2.6	292,999	2.5	289,240	(1.3)	278,660	(3.7)	54.7
Agricultural	16,580	5.6	17,251	4.0	18,504	7.3	18,882	2.0	19,029	0.8	3.7
Street lighting	3,462	3.6	3,557	2.7	3,582	0.7	3,571	(0.3)	3,507	(1.8)	0.7
Overnight Power	13,416	(4.7)	12,811	(4.5)	12,557	(2.0)	11,379	(9.4)	10,616	(6.7)	2.1

Total	497,039	2.8	507,746	2.2	526,149	3.6	520,499	(1.1)	509,270	(2.2)	100.0

The industrial sector represents the largest segment of electricity consumption in Korea. Demand for electricity from the industrial sector was 278,660 gigawatt hours in 2020, representing a 3.7% decrease from 2019, largely due to a decrease in the industrial electricity usage from a recession in the manufacturing industry in light of the COVID-19 pandemic, even though the manufacturing industry has traditionally been a major consumer of electricity. Demand for electricity from the commercial sector depends largely on the level and scope of commercial activities in Korea. Demand for electricity from the commercial sector decreased to 113,639 gigawatt hours in 2020, representing a 2.2% decrease from 2019, largely due to a decrease in the commercial electricity usage from a slowdown in the service industry as a consequence of the social distancing in response to the COVID-19 pandemic and less air conditioning used in the stores as a result of a more temperate weather conditions. Demand for electricity from the residential sector is largely dependent on population growth and use of heaters, air conditioners and other electronic appliances. Demand for electricity from the residential sector increased to 76,303 gigawatt hours in 2020, representing a 5.0% increase compared to 2019, largely due to an increase in household electricity usage from an increased time spent at home and telecommuting in response to the COVID-19 pandemic.

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

	2016	2017	2018	2019	2020
Facility reserve margin	17.6%	37.0%	26.7%	34.1%	43.5%
Supply reserve margin	8.5%	12.9%	7.7%	6.7%	9.9%

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

For the purpose of determining the fair rate of return, the rate base is divided into two components in proportion to our total shareholders’ equity and our total debt. The rate of return permitted in relation to the debt component of the rate base is set at a level designed to approximate the weighted average interest cost on all types of borrowing for the periods covered by the rate approval. The rate of return permitted in relation to the equity component of the rate base is set by applying the capital asset pricing model which takes account of the risk-free rate, the return on the Korea Stock Price Index, KOSPI, and the correlation of the stock price of our company with KOSPI. In 2019, the approved rate of return on the debt component of the rate base was 0.84% while the approved rate of return on the equity component of the rate base was 2.64%. As a result of such approved rates of returns, the fair rate of return in 2019 was determined to be 3.48%. The fair rates of return for 2020 have not yet been determined.

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

From time to time, our actual rate of return on invested capital may differ significantly from the fair rate of return on invested capital assumed for the purposes of electricity tariff approvals, for reasons, among others, related to movements in fuel prices, exchange rates and demand for electricity that differ from what is assumed for determining our fair rate of return. For example, between 1987 and 1990, the actual rate of return was above the fair rate of return due to declining fuel costs and rising demand for electricity at a rate not anticipated for purposes of determining our fair rate of return. Similarly, depreciation of the Won against the U.S. dollar accounted for our actual rates of return being lower than the fair rate of return for the period from 1996 to 2000. For the period between 2006 and 2013, our actual rates of return were lower than the fair rate of return largely due to a general increase in fuel costs and additional facility investment costs incurred, the effects of which were not offset by timely increases in our tariff rates. Between 2014 and 2016, however, largely due to a decrease in fuel costs reflective of the drop in oil prices, our actual rate of return has surpassed the fair rate of return; however, substantially all of the resulting excess has been used to fund capital expenditure and repair and maintenance, and make investments in renewable energy and other environmental programs.

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

Prior to November 2013, the Government from time to time effected tariff increases that typically covered all sectors, namely, residential, commercial and industrial, mainly in response to sustained increases in fuel prices. No cross-sector tariff increase has been implemented since November 2013 largely due to a general decline in fuel prices and relatively stable exchange rates. However, effective on January 1, 2017, the

Government made several adjustments to the existing rate structure in order to ease the burden of electricity tariff on residential consumers. The progressive rate structure applicable to the residential sector, which applies a gradient of increasing tariff rates for heavier electricity usage, was changed from a six-tiered structure with the highest rate being no more than 11.7 times the lowest rate (which gradient system has been in place since 2005) into a three-tiered structure with the highest rate being no more than three times the lowest rate in order to reflect the changes in the pattern of electricity consumption and reduce the electricity charges payable by consumers. Additionally, a new tariff structure was implemented to encourage energy saving by offering rate discounts to residential consumers that voluntarily reduce electricity consumption while charging special high rates to residential consumers with heavy electricity consumption during peak usage periods in the summer and the winter. Further, during July and August 2018, the Government reduced residential electricity charges by temporarily relaxing the application of the then tariff structure and offering higher rate discounts to economically or otherwise disadvantaged customers to ease the burden on households that have significantly increased their use of air conditioners during a heatwave. Subsequently, a joint task force team, consisting of industry experts, scholars and government officials, was formed, which announced a proposal for amending the tariff structure aimed to decrease the financial burden for households during the summer. As a result, in July 2019, the Government amended the residential electricity tariff rate system to expand the usage ceiling for the first two tiers of rates (from 200 kilowatts to 300 kilowatts for the first tier and from 400 kilowatts to 450 kilowatts for the second tier) applied during July and August each year. Even though the rate discounts offered to residential consumers who voluntarily reduced electricity consumption and those offered to traditional wet markets were abolished in December 2019 and the rate discount for electric vehicles will be gradually terminated in phases by June 2022, there can be no assurance that other current or potential future adjustments in electricity tariff rates and rate discounts will not have an adverse impact on our business, results of operations, financial condition and profitability.

As of January 1, 2021, we implemented a new tariff system to reinforce the correlation between the costs we incur and the tariff we charge to our customers, among other changes. The new tariff system consists of three main changes.

First, we implemented a new cost pass-through tariff system to reinforce the correlation between the costs we incur and the tariff we charge to our customers and to enhance transparency by separately billing fuel costs and climate/environment related costs. Previously, the electricity tariff consisted of two main components: (i) the base charge (the “Base Charge”) and (ii) the usage charge (the “Usage Charge”) based on the amount of electricity consumed by end-users. Under the new tariff system, there are new components to the tariff called the fuel cost adjusted charge (the “Fuel Cost Adjusted Charge”) and the climate/environment related charge (the “Climate/Environment Related Charge”). The Fuel Cost Adjusted Charge is adjusted every quarter and the formula for calculating the amount of the Fuel Cost Adjusted Charge is multiplying (i) the unit price of the Fuel Cost adjusted Charge (the “Unit Price of the Fuel Cost Adjusted Charge”), which is the difference between a base fuel cost (the “Base Fuel Cost”) and an actual fuel cost (the “Actual Fuel Cost”) and (ii) the amount of electricity consumed. The Base Fuel Cost is the past twelve-month average fuel price of bituminous coal, LNG and Bunker C oil as posted by the Korea Customs Service. For 2021, the twelve-month average fuel price is measured by taking the average of monthly fuel prices from twelve preceding months from one month before the new tariff system was implemented. To illustrate, the Base Fuel Cost for the first and second quarters of 2021 was the average of the fuel prices from December 2019 to November 2020. On the other hand, the Actual Fuel Cost is the past three-month average fuel price of the same fuels we use to measure the Base Fuel Cost. The past three-month average fuel price is measured by taking the average of monthly fuel prices from three preceding months from one month before the start of each period when the applicable Fuel Cost Adjusted Charge will be updated. To illustrate, for the first quarter of 2021, we used the fuel costs for September, October and November 2020 to calculate the three-month average fuel price.

The quarterly-adjusted Fuel Cost Adjusted Charge has built-in caps in view of price stability and other public policy considerations. First, there is a cap on the Unit Price of the Fuel Cost Adjusted Charge to be (i) no less than Won ±1 per kilowatt-hour and (ii) no greater than Won ±3 per kilowatt-hour as compared to the immediately preceding quarter. In other words, any change less than Won ±1 per kilowatt-hour will not be reflected to the Fuel Cost Adjusted Charge and any change greater than Won ±3 per kilowatt-hour will not be reflected to the extent of the portion that exceeds Won ±3 per kilowatt-hour. For example, in the first quarter of 2021, the Unit Price of the Fuel Cost Adjusted Charge was Won –10.5 per kilowatt-hour, meaning the Actual Fuel Cost was lower than the Base Fuel Cost, but after being subjected to the quarterly cap of Won ±3 per kilowatt-hour, the final rate for the Unit Price of the Fuel Cost Adjusted Charge came out to be Won –3 per kilowatt-hour. Second, the Unit Price of the Fuel Cost Adjusted Charge that exceeds Won ±5 per kilowatt-hour will not be reflected in the Fuel Cost Adjusted Charge. In other words, the maximum adjustment that can be incorporated to the Unit Price of the Fuel Cost Adjusted Charge is equal to Won ±5 per kilowatt-hour from the Base Fuel Cost that is in effect for a given period. The Base Fuel Cost can only be adjusted upon the revision of the Base Charge and the Usage Charge as described at further below in this section.

However, our ability to pass on fuel and other cost increases to our customers may be limited due to the regulation of the Government on the rates we charge for the electricity we sell to our customers. In addition to the built-in caps described in the preceding paragraph, the new tariff system gives the discretion to the Government not to wholly or partially adjust the quarterly Fuel Cost Adjusted Charge in case of extenuating circumstances. For example, in the second quarter of 2021, although the Unit Price of the Fuel Cost Adjusted Charge was Won –0.2 per kilowatt-hour, the Government decided to keep it at the same Won –3 per kilowatt-hour as the previous quarter. The Government cited (i) the need to alleviate the hardship caused by the prolonged economic effects of COVID-19 pandemic, (ii) an abnormal nature of the rapid increase in the price of LNG due to the global cold wave in the winter of late 2020 and early 2021, which has been factored into the Actual Fuel Cost, and (iii) the relative gains we received in the first quarter of 2021 because the Fuel Cost Adjusted Charge for the first quarter was capped at the lower bound of Won –3 per kilowatt-hour instead of decreasing it further.

Also, because the Fuel Cost Adjusted Charge takes into account the fuel prices posted by Korea Customs Service, there may still be a mismatch in value between the actual prices the domestic generation companies pay for their fuels in the open market and the adjustment that can be made through the Fuel Cost Adjusted Charge. The domestic generation companies include not only our generation subsidiaries but also independent power producers that are unaffiliated to us and we do not have access to fuel costs incurred by the independent power producers. As such, we use fuel prices posted by Korea Customs Service, which are easily accessible to our customers, for calculating the Fuel Cost Adjusted Charge.

Due to the likelihood of the Actual Fuel Cost being substantially over the caps in the new tariff system and the Government’s discretion not to wholly or partially adjust the quarterly Fuel Cost Adjusted Charge in case of extenuating circumstances, there may be certain portions of the fuel costs that cannot be charged to our customers, even though those portions should have been included in the Fuel Cost Adjusted Charge. In such cases, we may accumulate such portions and reflect them in what is called the total comprehensive cost (the “Total Comprehensive Cost”), which is a variable we use to calculate the Base Charge and the Usage Charge of the tariff. The Total Comprehensive Cost, submitted yearly to the Government by us, is calculated based on our budget for relevant costs. Under the Total Comprehensive Cost approach, the Base Charge and the Usage Charge are established at levels that would enable us to recover our operating costs attributable to our basic electricity generation, transmission and distribution operations as well as receive a fair investment return on capital used in those operations. The operating costs are defined as the sum of our operating expenses, which principally consists of cost of sales and selling and administrative expenses, and our adjusted income taxes. The Base Charge and the Usage Charge that are derived from the Total Comprehensive Cost need to be approved by the Government to be revised. In addition, the Base Fuel Cost can only be adjusted upon the revision of the Base Charge and the Usage Charge. Therefore, if the Base Charge and the Usage Charge are not timely adjusted by the Government, there can be a delay for the change in fuel costs to be fully reflected in the tariff.

Also, the new tariff system introduces an additional component to the tariff called a climate/environment related charge (the “Climate/Environment Related Charge”). Previously, our climate and environment costs were embedded in the Usage Charge component of the tariff and our consumers could not discern the exact magnitude of such costs. By separating it out as an independent component, we intend to provide more information and transparency to our customers while having the flexibility to adjust it in alignment with the underlying costs. The Climate/Environment Related Charge for the coming year is calculated by multiplying (i) our total estimated costs of complying with the Renewable Portfolio Standard program, the Greenhouse Gas Emission Trading System and the coal-fired generation reduction program for the current year and then dividing it by the electricity sales projected for the coming year, and (ii) the amount of electricity consumed. The value for (i) for 2021 is Won 5.3 per kilowatt-hour. The Climate/Environment Related Charge is planned to be adjusted every year by reflecting the change in climate and environment-related costs but the Government may change the date of adjustment under reasonable circumstances. There is no guarantee the Climate/Environment Related Charge will be regularly updated, even though our climate and environment-related costs will likely increase each year. If there are discrepancies between our costs and the Climate/Environment Related Charge, we may accumulate such discrepancies and reflect them in our Total Comprehensive Cost. However, the electricity rate based on the Total Comprehensive Cost needs to be approved by the Government to be revised. There is no assurance that, particularly given the wide-ranging policy priorities of the Government, it will in fact raise the electricity rate to a level sufficient to fully cover additional costs associated with implementing and operating programs as described in this section and do so on a timely basis or at all. If the Government does not do so or provide us and our generation subsidiaries with other forms of assistance to offset the costs involved, our results of operation, financial condition and cash flows may be materially and adversely affected.

Second, the new tariff system intends to amend the residential electricity rate system starting in July 2021. Under the current system, households that use less than 200 kilowatt-hours of electricity receive a discount on their tariffs. We intend to redirect this benefit by phasing out the discount to 50% in July 2021 and terminating it in July 2022. The new tariff system also allows households to choose a new schedule of residential tariff, which is an option we have already been providing to our industrial and commercial customers. The new schedule is called a seasonal and hourly tariff and it allows residents to be charged under a monthly Base Charge plus increments depending on time, day and season. Each household may also choose to stay under the current tariff schedule which in contrast is a progressive schedule with seasonal adjustments. Our plan is to provide this option to households in Jeju Province in Korea first as many of these households are equipped with advanced metering infrastructure (“AMI”) and review rolling it out to the rest of the country depending on the penetration rate of the AMI in each region.

Third, the new tariff system will end certain special discounts we previously provided to our customers. The first of two such discounts is for customers who installed energy storage system (“ESS”). The benefits included tariff discounts of three times the Base Charge and 50% of the Usage Charge. Starting in January 2021, we rolled back the discount for ESS by decreasing it from three times the Base Charge to one times the Base Charge and discontinuing the 50% discount on the Usage Charge. The discount of one times the Base Charge is planned to also phase out in March 2026 as we originally intended. In addition, we intend to designate a three-hour time period during peak time and induce electricity discharge of the ESS during that period by giving more discount to the customers who made such discharge so they will increase supply during peak time. The second of the two discounts being rolled back is a 50% discount for customers who installed a renewable energy generator for their own industrial and general uses. We discontinued this discount in 2020 while only maintaining it for customers who are unable to sell their electricity in the market because of their small generation capacities (less than 10 kilowatts). The discount for such customers is planned to be discontinued by 2023.

Lastly, the new tariff system announced in December 2020 included a plan to minimize the public burden of tariff increase by reducing power supply cost of us and our generation subsidiaries through cost reduction measures. To this end, it was contemplated that an annual increase limit of 3% on certain electricity supply costs including labor costs and selling, general and administrative expenses would be set and an increase in excess of the 3% limit will not be reflected in the tariff. However, as of present, the precise scope of what constitutes electricity supply costs and the method of execution on the plan has not yet been determined. However, if the annual increase limit of 3% on electricity supply costs is implemented, it could have an adverse effect on our business, financial condition and results of operations.

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

•

Industrial. The monthly Base Charge varies from Won 5,550 per kilowatt to Won 9,810 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy Usage Charge varies from Won 47.8 per kilowatt-hour to Won 191.6 per kilowatt-hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

•

Commercial. The monthly Base Charge varies from Won 6,160 per kilowatt to Won 9,810 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy Usage Charge varies from Won 48.7 per kilowatt-hour to Won 191.6 per kilowatt-hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

•

Residential. The monthly Base Charge varies from Won 910 for electricity usage of less than 200 kilowatt hours to Won 7,300 for electricity usage in excess of 400 kilowatt hours. During the months of July and August each year, the usage ceiling for the first two tiers of rates is increased from 200 kilowatts to 300 kilowatts for the first tier and from 400 kilowatts to 450 kilowatts for the second tier. Residential tariff also includes an energy Usage Charge ranging from Won 88.3 to Won 275.6 per kilowatt-hour for electricity usage depending on the amount of usage and voltage. During the peak usage periods during summer and winter, namely the months of July and August and December to February, a higher energy Usage Charge of Won 704.5 per kilowatt-hour applies to residential consumers whose monthly electricity consumption exceeds 1,000 kilowatts hour. In accordance with the new tariff system, residents may also opt for our new seasonal and hourly tariff schedule as an alternative. Under the new schedule, the monthly Base Charge will be Won 4,310 plus increments depending on time, day and season. During summer and winter, namely January, February, June, July, August, November and December, the total charge will be between Won 4,417 and Won 4,498.8. During spring and fall, which include all months other than summer and winter, the total charge will be between Won 4,404.1 and Won 4,450.7.

•

Educational. The monthly Base Charge varies from Won 5,230 per kilowatt to Won 6,980 per kilowatt depending on the voltage used and the rate option. The energy Usage Charge varies from Won 38.8 per kilowatt-hour to Won 155.4 per kilowatt-hour depending on the voltage used, the season and the rate option.

•

Agricultural. The monthly Base Charge varies from Won 360 per kilowatt to Won 1,210 per kilowatt depending on the type of usage. The energy Usage Charge varies from Won 16.6 per kilowatt-hour to Won 36.9 per kilowatt-hour depending on the type of contract, the voltage used and the season.

•

Street-lighting. The monthly Base Charge is Won 6,290 per kilowatt and the energy Usage Charge is Won 80.9 per kilowatt-hour. For electricity capacity of less than 1 kilowatt or for places where the installation of the electricity meter is difficult, a fixed rate of Won 35.7 per watt applies, with the minimum monthly charge of Won 1,220.

In 2001, as part of implementing the Restructuring Plan, the Ministry of Trade, Industry and Energy established the Electric Power Industry Basis Fund to enable the Government to take over certain public services previously performed by us. In 2020, 3.7% of the tariff we collected from our customers was transferred to this fund prior to recognizing our sales revenue.

Power Development Strategy

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity based on the Basic Plan, which is generally revised and announced every two years by the Government. In December 2020, the Government announced the Ninth Basic Plan which is more environmentally focused than the Eighth Basic Plan and effective for the period from 2020 to 2034. The Ninth Basic Plan focuses on, among other things, accelerating transition to an eco-friendly power source. The Ninth Basic Plan focuses on, among other things, (i) decreasing the reliance on nuclear and coal-based supply sources, (ii) converting retired coal-fired power plants into LNG-fired ones for stable power supply and (iii) accelerating the use expansion of renewable energies in light of the Green New Deal initiative of the Korean Government. Furthermore, the Ninth Basic Plan includes the following specific measures: (i) thirty decrepit coal-fired power plants and eleven nuclear power plants will be retired, and, as a result, coal and nuclear generation capacities will be reduced to 29 gigawatts and 19.4 gigawatts respectively by 2034, (ii) twenty-four out of thirty decrepit coal-fired power plants will be retired, the total generation capacity for which is 12.7 gigawatts, and shall be converted into using LNG instead, and (iii) domestic renewable energy generation capacity will be expanded by 77.8 gigawatts by 2034 in accordance with the Green New Deal initiative of the Korean Government.

In June 2019, the Ministry of Trade, Industry and Energy adopted the Third Basic National Energy Plan following consultations with representatives from civic groups, the energy industry and academia. The Third Basic National Energy Plan, which is a comprehensive plan that covers the entire spectrum of energy industries in Korea, covers the period from 2019 to 2040. The Third Basic National Energy Plan is consistent with the First and the Second Basic National Energy Plans in terms of the general policy direction and aims to promote sustainable growth and improvement of people’s quality of life by converting to renewable energy. Specifically, it establishes the following five key tasks: (i) strengthening management of energy demand from various sectors, such as commerce and transportation, and promoting a rational electricity tariff system to improve the national energy consumption efficiency by 38% and reduce the energy demand by 18.6% by 2040; (ii) converting to clean and safe energy through gradual reduction of nuclear power generation and decisive reduction of coal power generation by prohibiting construction of new coal-fired power plants and increasing the proportion of renewable energy sources to approximately 35% by 2040; (iii) expanding the power distribution in areas near those with demands for renewable energy and fuel cells and strengthening the roles and responsibilities of local governments; (iv) fostering the growth of the future energy industries (including renewable energy, hydrogen fuel and other efficient sources of energy linked to technology), promoting the value-add for traditional energy industries and maintaining a core energy ecosystem for nuclear power plants; and (v) improving the energy, gas and heat market systems to facilitate the national energy conversion and building platforms based on big data to foster creation of new energy industries.

We cannot assure that the Ninth Basic Plan, the Third Basic National Energy Plan or the respective plans to be subsequently adopted will successfully achieve their intended goals, the foremost of which is to ensure, through carefully calibrated capacity expansion and other means, balanced overall electricity supply and demand in Korea at to end users while promoting efficiency and environmental friendliness in the consumption and production of electricity. If there is significant variance between the projected electricity supply and demand considered in planning our capacity expansions and the actual electricity supply and demand or if these plans otherwise fail to meet their intended goals or have other unintended consequences, this may result in inefficient use of our working capital, mispricing of electricity and undue financing costs on the part of us and our generation subsidiaries, among others, which may have a material adverse effect on our results of operations, financial condition and cash flows.

Capital Investment Program

The table below sets forth, for each of the years ended December 31, 2018, 2019 and 2020, the amounts of capital expenditures for the construction of generation, transmission and distribution facilities.

2018	2019		2020
(In billions of Won)
￦13,695	￦	15,795	￦	15,485

The table below sets forth the currently estimated installed capacity for new or expanded generation units to be completed by our generation subsidiaries in each year from 2021 to 2023 based on the Ninth Basic Plan, as amended.

Year	Number of Units	Type of Units	Total Installed Capacity
			(Megawatts)
2021	1	Nuclear power	1,400
	1	Coal-fired	1,000
	20	Renewables	124
2022	1	Nuclear power	1,400
	15	Renewables	151
2023	1	LNG-combined	495
	3	Renewables	110

For the period from 2024 to 2025, our generation subsidiaries currently plan to complete two additional nuclear units with an aggregate installed capacity of 2,800 megawatts.

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

The table below sets forth, for the period from 2021 to 2023, the budgeted amounts of capital expenditures pursuant to our capital investment program, which primarily consist of budgets for the construction of generation, transmission and distribution facilities and, to a lesser extent, renewable energy generation and new energy industry projects. The budgeted amounts may vary from the actual amounts of capital expenditures for a variety of reasons, including, among others, the implementation of the Ninth Basic Plan currently in place, changes in the number of units to be constructed, the actual timing of such construction, changes in rates of exchange between the Won and foreign currencies and changes in interest rates.

	2021		2022		2023		Total
	(in billions of Won)
Generation(1):
Nuclear	￦	3,126	￦	3,308	￦	2,547	￦	8,981
Thermal		2,382		3,340		3,718		9,440
Renewables and others		644		1,295		870		2,809

Sub-total		6,152		7,943		7,135		21,230

Transmission and Distribution:
Transmission		2,804		3,157		3,043		9,005
Distribution		3,589		3,804		3,703		11,095

Sub-total		6,393		6,961		6,746		20,100

Others(2)		1,852		1,406		1,435		4,693

Total	￦	14,397	￦	16,310	￦	15,316	￦	46,023

Notes:

(1)	The budgeted amounts for our generation facilities are based on the Ninth Basic Plan, as amended.
(2)	Principally consists of investments in telecommunications and new energy industry projects, among others.

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

Furthermore, as a measure to address the high level of particulate matter pollution, in October 2018, the Government introduced a pilot regulation to lower the output of 35 coal-fired generation units to approximately 80% of their capacity that emit more than a certain amount of particulate matter. The regulation was formally implemented in January 2019, targeting 40 coal-fired power plants with high emissions of particulate matter. From March to June 2019, the scope expanded to cover 60 units in total. In addition, coal-fired generation units originally scheduled for preventive maintenance during the second half of 2019 were required to undertake such maintenance earlier in the spring of 2019. In November 2019, the Government pursued a reduction of coal-fired generation units in order to implement the Special Measures to Respond to the High Concentration Period (December to March) of Particulate Matter. During December 2019 to March 2020, 8 to 15 coal-fired generation units that require preventive maintenance or are otherwise older units were first shut down, with a maximum of 49 coal-fired generation units subject to a cap of 80% on the output within the remaining reserve capacity range. We plan to continue to participate in the effort to reduce the particulate matter emissions from coal-fired generation units, not only during the winter but also during the spring. For example, from December 2020 to February 2021, 9 to 17 coal-fired generation units were shut down, with a maximum of 46 coal-fired generation units subject to a cap of 80% on the output within the remaining reserve capacity range. In March 2021, we suspended the operations of 19 to 28 coal power generation plants and imposed a cap of 80% on the output of up to 37 coal-fired generation units. Additionally, the Government adjusted the schedule to close down two decrepit coal-fired generation units (Boryeong #1 and #2), which were shut down in December 2020. Also, other coal-fired generation units, Samcheonpo #1 and #2, are planned to be shut down in May 2021 and Honam #1 and #2 units in December 2021. According to the Ninth Basic Plan announced in December 2020, the total coal-fired power plant capacity in 2030 will decrease to 32.6 gigawatts from 35.8 gigawatts in 2020, and its percentage of total power generation capacity will decrease to 18.9% from 28.1% in 2020. In addition, the Government will introduce a system that will limit the annual power generation of coal-fired power plants in line with its greenhouse gas reduction target. While such measures may be subject to change, we expect to incur significant costs of complying with such measures, including in connection with more stringent particulate matter pollution regulations, retrofitting and overall replacement of environmental facilities.

We have financed, and plan to finance in the future, our capital investment programs primarily through net cash provided by our operating activities and financing in the form of debt securities and loans from domestic financial institutions, and to a lesser extent, borrowings from overseas financial institutions. In addition, in order to prepare for potential liquidity shortage, we and our generation subsidiaries maintain several credit facilities with financial institutions in the aggregate amounts of Won 5,119 billion and US$1,810 million, the full amount of which was available as of December 31, 2020. We, KHNP, KOMIPO and KOWEPO also maintain global medium-term note programs in the aggregate amount of US$13 billion, of which approximately US$8 billion remains currently available for future drawdown. KOSEP also maintains an A$2 billion Australian dollar medium-term note program, of which approximately A$1.7 billion remains currently available for future drawdown. See also Item 5.B. “Liquidity and Capital Resources—Capital Resources.”

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

We continuously endeavor to contribute to sustainable growth (whether as an economy, a society or an ecosystem) by actively taking actions that befit our social responsibility as a corporate citizen in the energy industry. For example, in 2005, we became the first public company in Korea to join the United Nations Global Compact, an international voluntary initiative designed to hold a forum for corporations, United Nations agencies, labor and civic groups to promote reforms in economic, environmental and social policies. As part of our involvement with such initiative, we issue an annual report named the “Sustainability Report” to disclose our activities from the perspectives of economy, environment and society, in accordance with the reporting guidelines of the Global Reporting Initiative, the official collaborating center of the United Nations Environment Program that works in cooperation with United Nations Secretary General. In recognition of our efforts and achievements to reduce greenhouse gas emissions in response to global climate change, in May 2013, we obtained the Carbon Trust Standard certification issued by Carbon Trust, a British nonprofit organization with the goal of establishing a sustainable, low carbon economy. In 2015, we obtained recertification from Carbon Trust by satisfying even more rigorous evaluation criteria. We are also a participant of the Carbon Disclosure

Project, an international organization that promotes transparency in informational disclosure of carbon management process, and in 2017, 2018, 2019 and 2020, we were recognized by the Carbon Disclosure Project and received honors in energy and utility sector. In 2020, pursuant to the Dow Jones Sustainability Indices, which measures management performance in terms of contribution to sustainability, we were selected as one of the notable companies in the Asia Pacific in the global electricity utility sector for 7 years in a row from 2014. We recognize the interest in ESG within the investors’ community and are continuously pursuing safe and clean energy supply and distribution by reducing greenhouse gas emissions and enhancing our ability to respond to climate change, the details of such efforts provided through periodic sustainability reports.

We established an Environment, Social and Governance (“ESG”) Committee in our Board of Directors to reinforce ESG-based management system and to ensure continuous performance in this area. Our ESG Committee is charged with resolving major management issues related to ESG, establishing ESG management strategies and business plans and checking on the overall direction of sustainable management. In addition, we made detailed disclosures on our sustainability reports in accordance with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) and the standards of the Sustainability Accounting Standards Board (SASB) regarding our activities in response to the global climate crisis and our efforts to transition into safe and clean energy sources. In October 2020, we made a statement that we intend to focus on low-carbon and eco-friendly overseas projects, such as new renewable energy and combined gas power generation, and not pursue new projects in coal-fired power plants. For those overseas coal-fired power plant projects we are already engaged in, we intend to work on those in an environmentally friendly way by applying more stringent environmental standards than the international standards. Also, we issued green bonds in 2019 and 2020, each issuance with the principal amount of US$500 million, to expand domestic and overseas renewable energy businesses and renewable energy related facilities.

The table below sets forth the number of emission control equipment installed at thermal power plants by our generation subsidiaries as of December 31, 2020.

	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP
Flue Gas Desulphurization System	12	12	11	8	15
Selective Non-catalytic Reduction System	1	—	—	—	7
Selective Catalytic Reduction System	22	21	19	19	29
Electrostatic Precipitation System	16	14	10	12	17
Low NO2 Combustion System	22	366	27	30	28

Total	73	413	67	69	96

In accordance with the Act on Allocation and Trading of Greenhouse Gas Emission Allowances, enacted in March 2013, the Government implemented a greenhouse gas emission trading system under which the Government will allocate the amount of permitted greenhouse gas emission to companies by industry and a company whose business emits more carbon than the permitted amount is required to purchase the right to emit more carbon through the Korea Exchange. The categories of allowances traded include the Korean Allowance Unit (KAU), which is the emissions allowance allocated to applicable companies by the Government; Korean Credit Unit (KCU), which is a tradable unit converted from external carbon offset certifications including the Korean Offset Credit; and Korean Offset Credit (KOC), which is the verified carbon offset credit obtained by companies for reducing carbon emissions through absorption or otherwise. The greenhouse gas emission trading system is expected to be implemented in three stages. During the first phase (2015 to 2017), the Government set up and conducted a test run of the trading system to ensure its smooth operation, allocating the greenhouse gas emission allowances free of charge. In July 2018, the Government released the allocation plan for the second phase (2018 to 2020), during which 97% of the greenhouse gas emission allowances were allocated free of charge, with 3% allocated through an auction. During the third phase (2021 to 2025), the Government expanded the scale of the system with aggressive greenhouse gas emission reduction targets and allocating 10% of the greenhouse gas emission allowances through an auction. In December 2016, the Government announced the

Climate Change Response Initiatives and the 2030 National Greenhouse Gas Reduction Roadmap, which set forth the greenhouse gas emission trading system as one of the primary means to reach the emission and greenhouse gas reduction targets of the policies. According to the Nationally Determined Contributions (NDC) announced by the Government in December 2020, the total greenhouse gas emission target level by 2030 is a 24.4% reduction as compared to the level in 2017, and the reduction target for the electricity conversion sector as a whole which we are the part of is a total of 60 million tons as compared to the level in 2017. In addition, in December of 2020, the government announced the Long-term low greenhouse gas Emission Development Strategies (LEDS) and presented a long-term vision and national strategy for achieving carbon neutrality in 2050.

Adhering to such emission and greenhouse gas reduction requirement may result in significant additional compliance costs. For example, the daily market price of the KAUs traded through the Korea Exchange was Won 8,640 per ton in early 2015, and the price has increased continuously thereafter, reaching its peak price at Won 42,500 per ton on April 2, 2020. Since then, the price has been lowered due to the influence of COVID-19, and, as of the end of 2020, the price has been formed in the range of Won 20,000 per ton.

The table below sets forth the amount of annual emission from all generating facilities of our generation subsidiaries for the periods indicated. The amount of CO2 emissions is expected to decrease in the long-term, principally due to an increased use of LNG on account of the fact that 24 coal-fired power plants with total capacity of 12.7 gigawatts are scheduled to be converted into LNG-fired power plants before the end of 2034, an increased use of renewable energy and the implementation of the greenhouse gas emission trading system.

Year(1)	SOx (g/MWh)	NOx (g/MWh)	TSP(2) (g/MWh)	CO2 (kg/MWh)
2016	156	246	7	477
2017	138	177	7	506
2018	120	146	7	516
2019	89	114	5	494

Notes:

(1)	The amounts of annual emission for 2020 are expected to be determined in June 2021.
(2)	“TSP” means Total Suspended Particles.

While the Third Basic National Energy Plan prohibits construction of new coal-fired power plants, the additional coal-fired power plants under construction by KEPCO are pursuant to the Sixth Basic Plan released in 2013. In constructing the new power plants, we are applying the “Ultra Super Critical” technology designed to minimize emission of pollutants and maximize the efficiency by reducing the coal consumption. We are also committed to lowering our exposure to coal-generated energy in the long-term. For additional information, see Item 3.D. “Risk Factors—We are subject to various environmental legislations, regulations and related government initiatives, including in relation to climate change, which could cause significant compliance costs and operational liabilities.”

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

As part of our long-term strategic initiatives, we plan to take other measures designed to promote the generation and use of environmentally friendly, or green energy. See Item 4.B. “Business Overview—Strategy.” In line with such strategic initiatives, we are, among others:

•	investing in and researching technologies that capture and utilize carbon dioxide;

•	planning to develop capacity of 41.2 gigawatts of renewable energy by 2030 with our generation subsidiaries according to our “Renewable Energy 3020” initiative;

•	implementing a mid- to long-term goal of “energy shift through expanding renewable energy”, reviewed and approved by our board in October 2019;

•	focusing on low-carbon and eco-friendly overseas projects, such as new renewable energy and combined gas power generation, and not pursuing new projects in coal-fired power plants;

•

working on the overseas coal-fired power plant projects we are already engaged in an environmentally friendly way by applying more stringent environmental standards than the international standards; and

•

releasing detailed disclosures on our sustainability reports in accordance with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) and the standards of the Sustainability Accounting Standards Board (SASB) regarding our activities in response to the global climate crisis and our efforts to transition into safe and clean energy sources.

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

The following table sets forth the generation capacity and generation volume in 2020 of our generation facilities that are powered by renewable energy sources.

	Generation Capacity (megawatts)	Generation Volume (gigawatt-hours)
Hydraulic Power(1)	652	1,231
Wind Power	144	202
Solar Energy, Fuel Cells, Biogas and others	1,520	6,889

Subtotal	2,316	8,322
As percentage of total(2)	2.8%	2.1%

Notes:

(1)	Excluding generation capacity and volume of pumped storage, which is generally not classified as renewable energy.
(2)	As a percentage of the total generation capacity or total generation volume, as applicable, of us and our generation subsidiaries.

In order to deal with shortage of fuel and other resources and also to comply with various environmental standards, in 2012 the Government adopted the Renewable Portfolio Standard program, which replaced the Renewable Portfolio Agreement which had been in effect from 2006 to 2011. Under this program, each of our generation subsidiaries is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy or, in case of a shortfall, purchase a corresponding amount of a Renewable Energy Certificate (a form of renewable energy credit) from other generation companies whose renewable energy generation surpass such percentage. The target percentage was 6.0% in 2019, 7.0% in 2020 and 9.0% 2021 and will incrementally increase to 10.0% by 2022. Fines are to be levied on any subsidiary that fails to do so in the prescribed timeline. In 2019, all six of our generation subsidiaries met the target through renewable energy generation and/or the purchase of a Renewable Energy Certificate. Compliance by our generation subsidiaries of the 2020 target is currently under evaluation, and if any generation subsidiary is found to have failed to meet the target for 2020 or for subsequent years, such generation subsidiary may become subject to fines. Additionally, as the target percentage is subject to change, changes to the target percentage may result in additional expenses for our generation subsidiaries. From October 2021, an amendment to the Act on the Promotion of the Development, Use, and Diffusion of New and Renewable Energy will become effective to raise the upper limit of the target percentage even higher to 25% from the previous threshold of 10%.

As to how we plan to finance our capital expenditures related to our environmental programs, see “—Capital Investment Program.”

In March 2017, the Electric Utility Act was amended to the effect that starting in June 2017, future national planning for electricity supply and demand in Korea should consider the environmental and safety impacts of such planning, such as desulphurization costs. Accordingly, the costs related to environmental and safety impacts such as the desulphurization costs, have been reflected in our variable cost of generating electricity since August 2019. In December 2019, the Regulation on the Operation of the Electricity Market was revised, under which specific provisions of the Cost Evaluation Committee (defined below) to reflect the cost of greenhouse gas emission allowances were to be finalized in two years. The provisions were established in February 2021 and will be implemented from January 2022.

Furthermore, under the new electricity rate structure effected by the Government effective January 1, 2017, a temporary rate discount will apply in the case of investments in environmentally friendly facilities such as energy storage systems, renewable energy and electric cars. While the initial temporary rate discount had applied between 2017 and 2019, it was extended until 2020. Starting in January 2021, we rolled back the discount for energy storage systems by decreasing it from three times the Base Charge to one times the Base Charge and discontinuing the 50% discount on the Usage Charge. The discount of one times the Base Charge is planned to also phase out in March 2026 as we originally intended. In addition, we intend to designate a three-hour time period during peak time and induce discharge during that period by giving more discount benefits to the customers. The second of the two discounts being rolled back is a 50% discount for customers who installed a renewable energy generator for their own industrial and general uses. We originally introduced this discount to encourage an increased supply of renewable energy. We discontinued this discount in 2020 while only maintaining it for customers who are unable to sell their electricity in the market because of their small generation capacities (less than 10 kilowatts). The discount for such customers is planned to be discontinued by 2023. Furthermore, in order to mitigate any potential burden on the consumers and shock to the electric car market, the temporary rate discount will be incrementally phased out by June 2022.

In line with the spread of RE100, a global campaign by companies around the world to cover 100% of their electricity use with renewable energy by 2050, the Government in 2021 introduced its own version of RE100 that allows companies and other consumers to choose the energy sources from which their electricity is generated. In order for a domestic company to participate in RE100, it needs to enter into a power purchase agreement either with a renewable energy generator through us as an intermediary (third party PPA) or with a renewable energy generator directly such that the generator will supply electricity to the company without going through the existing electricity market (corporate PPA), or general and industrial customers may also purchase renewable energy through us in a competitive bidding process and be issued with a certificate of use of renewable energy, which we refer to as the green premium system. It is difficult to predict what effects the third party PPA will have on us as the new system has not been finalized yet, but the relevant legislation for the corporate PPA was enacted in the National Assembly in March 2021. If there is an expansion in the use of corporate PPA, it may adversely affect our market share in electricity sales. The green premium system started in January 2021 and we, on behalf of Korea Energy Agency, are in charge of managing the bidding for renewable energy, receiving bid prices from winning companies, issuing a certificate of use of renewable energy to companies on a quarterly basis and receiving fees from Korea Energy Agency for our service.

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

Upon relocation of our corporate headquarters in November 2014, we developed and established Bitgaram Energy Valley as a smart energy hub city in Gwangju and Jeollanam-do, to attract and facilitate the growth of start-ups and research institutions related to new energy industries while contributing to the local economy, balanced regional development and job creation. To achieve this goal, we provide funding, business networks and research and development assistance to companies which entered into investment contracts with us. As of December 31, 2020, we have signed agreements with 501 companies relating to investments in the Bitgaram Energy Valley, outperforming our target in 2015 of 500 companies. We are currently developing Bitgaram Energy Valley to establish a spontaneous industrial ecosystem, which will contribute to the power industry as well as the national economy.

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

KHNP implements comprehensive programs to monitor, ensure and improve safety of nuclear power plants. In order to enhance nuclear safety through risk-informed assessment, KHNP conducts probabilistic safety assessments, including for low power-shutdown states, for all its nuclear power plants. In order to systematically verify nuclear safety and identify the potential areas for safety improvements, KHNP performs periodic safety reviews on a 10-year frequency basis for all its operating units. These reviews have been completed for Kori #1, #2, #3, #4; Hanbit #1, #2, #3, #4, #5, #6; Wolsong #1, #2, #3, #4; and Hanul #1, #2, #3, #4, #5, #6 once or more. Reviews for Shin-Kori #1 and #2 are in progress. In order to enhance nuclear safety and plant performance, KHNP has established a maintenance effectiveness monitoring program based on the maintenance rules issued by the United States Nuclear Regulatory Commission, which covers all of KHNP’s nuclear power plants in commercial operation.

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

KHNP conducts various activities to enhance nuclear safety such as quality assurance audits and reviews by the KHNP Nuclear Review. KHNP maintains a close relationship with international nuclear organizations in order to enhance nuclear safety. KHNP invites international safety review teams such as the World Association of Nuclear Operators (“WANO”) Peer Review Team to its nuclear plants for purposes of meeting international standards for independent review of its facilities. KHNP actively exchanges relevant operational information and technical expertise with its peers in other countries. For example, KHNP conducted WANO Pre-Startup Peer Reviews for Shin-Hanul #1 unit in 2020. The recommendations and findings from this event were shared with KHNP’s other nuclear plants to implement improvements at such plants. In addition, KHNP has applied for the Operational Safety Review Team at the International Atomic Energy Agency to conduct a mission at Shin-Kori #3 and #4 units in the second half year of 2022. The purpose of such application was to ensure that KHNP nuclear generation units reflect the global safety standards.

The average level of radiation dose per unit amounted to a relatively low level of 0.34 man-Sv in 2020, which was substantially lower than the global average of 0.57 man-Sv/year in 2020 as reported in the WANO performance indicator report.

In response to the damage to the nuclear facilities in Japan as a result of the tsunami and earthquake in March 2011, the Government conducted additional safety inspections on nuclear power plants by a group of experts from governmental authorities, civic groups and academia. As a result of such inspections, the Government required KHNP to perform 46 comprehensive safety improvement measures. As of December 31, 2020, KHNP has completed implementation of 45 measures and will implement the one remaining measure by 2024. The Government also established the Nuclear Safety & Security Commission in October 2011 for neutral and independent safety appraisals. KHNP developed ten additional measures through benchmarking of overseas cases and internal analysis of current operations. As of December 31, 2020, KHNP has completed implementation of nine measures and will implement the one remaining measure by 2023.

From time to time, our nuclear generation units may experience unexpected shutdowns. For example, on September 12, 2016, multiple earthquakes including a magnitude 5.8 earthquake hit the city of Gyeongju, a home to KHNP’s headquarters and Wolsong Nuclear Power Plant. Although there was no material safety issues, KHNP had manually stopped the operations of Wolsong Nuclear Power Plant units #1, 2, 3, and 4 according to the safety guidelines. All units have resumed their operations on December 5, 2016, with the approval by the Nuclear Power Safety Commission. KHNP finished implementing measures to improve the safety by reinforcing seismic capability of its core facilities and performing stress tests across all its nuclear power plants. In 2018, KHNP finished the implementation of such measures for 24 units and enhanced seismic capability of the core facilities to withstand a magnitude 7.0 earthquake (6.5 before implementation). As for the units under construction (Shin-Kori#5 and #6), the core facilities will be able to withstand a magnitude 7.4 earthquake.

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

In order to increase the storage capacity of temporary storage facilities for spent fuels, KHNP has been pursuing various projects, such as installing high-density racks in spent fuel pools and building dry storage facilities. Through these activities, we expect that the storage capacity for spent fuels in all nuclear sites will be sufficient to accommodate all the spent fuels produced by 2021. The policy for spent fuel management options is currently under development.

In 2009, the Radioactive Waste Management Act (“RWMA”) was enacted in order to centralize management of the disposal of spent fuels and LILW and enhance the security and efficiency of related management processes. The RWMA designates KORAD to manage the disposal of spent fuels and LILW.

Pursuant to the RWMA, the Government has established the Radioactive Waste Management Fund. The management expense for LILW is paid when LILW is transferred to KORAD, and the charge for spent fuels is paid based on the quantity generated every quarter. LILW-related management costs and charges for spent fuels are reviewed by the Ministry of Trade, Industry and Energy every two years. In December 2019, after the review by the committee composed of Government officials, KHNP, Korea Radioactive Waste Management Corporation and experts in finance and accounting, LILW-related management costs were increased while charges for spent fuels remained the same. The change in LILW-related management costs caused an increase in KHNP’s expenses relating to radioactive waste.

In addition, in February 2021, in accordance with the Government’s guidelines for strengthening the safety of nuclear power plants, the period for verifying seismic resilience of major equipment was extended. In light of the fact that forced efforts to shorten the process could endanger the workers, the construction period of Shin-Kori #5 and #6 units have been extend by twelve months and nine months to March 2024 and March 2025, respectively.

All of KHNP’s nuclear plants are currently in compliance with Korean law and regulations and the safety standards of the IAEA in all material respects. For a description of certain past incidents relating to quality assurance in respect of KHNP, see Item 3.D. “Risk Factors—Our risk management policies and procedures may not be fully effective at all times.”

Decommissioning

Decommissioning of a nuclear power unit is the process whereby the unit is shut down at the end of its life, the fuel is removed and the unit is eventually dismantled. KHNP implements a dismantling policy under which dismantling would take place five to ten years after the unit’s closure. KHNP renewed the operating license of Kori #1, the first nuclear power plant constructed in Korea, which commenced operation in 1978, for an additional ten years in 2007. At the recommendation of the Ministry of Trade, Industry and Energy, KHNP has decided not to renew the operating license of Kori #1 and the initial phase of decommissioning (namely, safety inspection and removal of spent fuels) of Kori #1 has begun after its permanent shutdown in June 2017. In February 2015, KHNP also renewed the operation license of Wolsong #1 (which originally expired in November 2012) for an additional ten years until 2022. In June 2015, reactivation of Wolsong #1 was approved by the NSSC after periodic inspection. However, a civic group has since then brought a lawsuit to reverse such approval, and in February 2017, a lower court ruled to annul the NSSC’s approval, which ruling has since been appealed. On June 15, 2018, the board of directors of KHNP decided to (i) retire Wolsong #1 unit earlier than planned due to comprehensive evaluation of the economic viability and regional sentiment of its continuing operation and (ii) discontinue the construction of Chunji #1 and #2 as well as Daejin #1 and #2 units. From the beginning of 2018 to the end of 2019, impairment loss in connection with the property, plant and equipment of Wolsong #1 unit accrued to Won 572,216 million and reversal of impairment loss was Won 16,693 million. From the beginning of 2018 to the end of 2019, impairment loss in connection with the property, plant and equipment of Chunji #1 and #2 as well as Daejin #1 and #2 units amounted to Won 38,886 million. Although the board of directors did not make any decisions regarding Shin-Hanul #3 and #4 units, which are new nuclear plants under construction, we cannot assure you that the construction of these units will not be discontinued. From the beginning of 2018 to the end of 2019, impairment loss in connection with the property, plant and equipment of Shin-Hanul #3 and #4 units accrued to Won 134,736 million. As of December 31, 2020, the impairment loss for each unit is still the same amount. KHNP retains full financial and operational responsibility for decommissioning its units.

KHNP has accumulated decommissioning costs as a liability since 1983. The decommissioning costs of nuclear facilities are defined by the Radioactive-Waste Management Act, which requires KHNP to credit annual appropriations separately. These costs are estimated based on studies conducted by the relevant committees, and are reviewed by the Ministry of Trade, Industry and Energy every two years. In 2019, the actual discount rates decreased and the decommissioning cost per unit increased. As of December 31, 2020, KHNP was required to accrue Won 20,074 billion for the costs of dismantling and decontaminating existing nuclear power plants, which consisted of dismantling costs of nuclear plants of Won 16,975 billion and dismantling costs of spent fuels and radioactive waste of Won 3,099 billion. For accounting treatment of decommissioning costs, see Item 5.A. “Operating Results—Critical Accounting Policies—Decommissioning Costs of Nuclear Plants, Spent Fuels and Radioactive Waste.”

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

Throughout the years, we have sought to expand our project portfolio to include the construction and operation of conventional thermal generation units, nuclear generation units and renewable energy power plants, transmission and distribution and mining and development of fuel sources. While strategically important, we believe that our overseas activities, as currently being conducted, are not in the aggregate significant in terms of scope or amount compared to our domestic activities. In addition, a number of the overseas contracts currently being pursued are based on non-binding memoranda of understanding and the details of such projects may significantly change during the course of negotiating the definitive agreements. In October 2020, we made a statement that we intend to focus on low-carbon and eco-friendly overseas projects, such as new renewable energy and combined gas power generation, and not pursue new projects in coal-fired power plants. For those overseas coal-fired power plant projects we are already engaged in, we intend to work on those in an environmentally friendly way by applying more stringent environmental standards than the international standards.

Below is a description of our major overseas projects.

Generation Projects

Nuclear Generation Projects

In December 2009, following an international open bidding process, we entered into a prime contract for the original contract amount of US$18.6 billion with the Emirates Nuclear Energy Corporation (“ENEC”), a state-owned nuclear energy provider of the United Arab Emirates (“UAE”), to design and construct four civil nuclear power generation units to be located in Barakah, a region approximately 270 kilometers from Abu Dhabi, for the UAE’s peaceful nuclear energy program. Under the contract, we and our subcontractors, some of which are our subsidiaries, are to perform various duties including, among others, designing and constructing four nuclear power generation units each with a capacity of 1,400 megawatts, supplying nuclear fuel for three fuel cycles including initial loading, with each cycle currently projected to last for approximately 18 months, and providing technical support, training and education related to plant operation. The target completion dates for the four units are currently under discussion for an amendment between the parties and will be disclosed after confirmation. The contract amount of US$18.6 billion was increased to US$19.1 billion as per the amendment signed in November 2017.

On October 20, 2016, in order to foster a long-term strategic partnership and stable management of the units’ post-construction we entered into an investment agreement with ENEC to jointly establish Barakah One PJSC, a special purpose company which will oversee the operation and management of the nuclear power plant currently being constructed in Barakah, United Arab Emirates. Barakah One PJSC is capitalized with loans in the amount of US$19.6 billion and equity of US$4.7 billion. We have an 18% equity interest in Barakah One PJSC, and also have an 18% equity interest in Nawah Energy Company, a subsidiary of ENEC, which will also be responsible for the operation and maintenance of the Barakah nuclear power plant. On December 20, 2018, the board of directors of KEPCO resolved to invest additional US$380 million in Barakah One PJSC. With the additional investment, KEPCO’s total capital investment amount in Barakah One PJSC is expected to be US$1.28 billion. KEPCO’s equity interest in the project is 18%, which remains unchanged. The total project cost of the construction and operation of the Barakah nuclear power plant is expected to be approximately US$29.5 billion, and the operational period is expected to be 60 years after the project commercial operation date in 2025. Actual capital contribution is currently scheduled to be made in September 2025.

Non-nuclear Generation Projects

We are currently engaged in three major power projects in the Philippines: (i) a “build, operate and transfer” of a 1,200-megawatt combined-cycle power plant project in Ilijan, of which an energy conversion agreement with National Power Corporation (“NPC”) was entered into in November 1997. Construction of this project was completed in June 2002 and which is being operated by us until 2022 (the project cost of the Ilijan project was US$721 million, for which project finance on a limited recourse basis was provided), (ii) ownership of a 39.6% equity interest in SPC Power Corporation, an independent power producer, and a 39.6% equity interest in two distribution companies in the Philippines, and (iii) a “build, operate and own” of a 200-megawatt CFBC coal power plant in Cebu for which construction began in December 2007 and was completed in May 2011, followed by operation thereof until 2036. The project cost of the Cebu project was US$451 million, for which project financing on a limited recourse basis was provided.

In April 2007, we formed a limited partnership with Shanxi International Electricity Group and Deutsche Bank in China to develop and operate power projects in Shanxi province, China, which was approved by the Chinese government. The total capital investment in these projects amounted to US$1.33 billion, of which our capital investment was US$450 million. We are expected to participate in the operation of the project for a period of 50 years ending 2057. The total capacity of these projects is 9,217 megawatts and our equity interest in the partnership was 34%.

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

In January 2012, a consortium consisting of us, Mitsubishi Corporation and Wartsila Development & Financial Services of Finland was selected by National Electric Power Corporation, a state-run electricity provider in Jordan, to construct and operate a diesel engine power project in Al Manakher with an expected total generation capacity of 573 megawatts. Construction of this project was completed in October 2014 and the plant is currently in operation and will be operated until 2039. The total project cost was approximately US$760 million, of which the consortium made an equity contribution of approximately US$190 million and the remainder was funded with debt financing. We, Mitsubishi Corporation and Wartsila Development & Financial Services own 60:35:5 equity interests in the project, respectively. Our equity investment in this project is US$104 million.

In March 2013, a consortium consisting of us and Marubeni, a Japanese corporation, was selected by the Ministry of Industry and Trade of Vietnam for the construction and operation of a 1,200 megawatts coal-fired power plant in Thanh Hoa province, Vietnam. We started construction in July 2018 and to complete completion by July 2022, followed by operation for 25 years. The total project cost is expected to be US$2.5 billion, of which 24% will be funded by equity contribution and the remaining 76% by debt financing. The share capital of the special purpose entity in charge of this project is US$568 million, and we, Marubeni, and Tohoku Power hold 50%, 40%, and 10% equity interest in the consortium, respectively.

On October 6, 2016, a consortium comprised of us, Marubeni Corporation and four local entities, with equity interest in the consortium of 24.5%, 24.5% and 51.0%, respectively, was notified that it has been selected by the Republic of South Africa Department of Energy as the preferred bidder for the construction and operation project of a coal-fired power plant in the Republic of South Africa. However, in consideration of environmental lawsuits and deteriorating coal-fired power plant business conditions, we plan to discuss discontinuing the project with the relevant department once the COVID-19 situation in South Africa eases off.

On January 2, 2020, Pulau Indah Power Plant, a special purpose company in which KEPCO owned 25% shares, received a Letter of Notification to develop a 1,200MW combined-cycle gas-fired power plant from Energy Commission, the host entity of the project. The project is now being developed by a consortium of us (25%) and Worldwide Holding Bhd (75%), a wholly owned subsidiary of the Selangor State Development Corporation. The construction started in December 2020 and is expected to be completed by January 2024. The total project cost is expected to be approximately US$766 million, and we expect to invest approximately US$39 million for the equity interest. We signed a power purchase agreement (PPA) in August 2020 with Tenaga Nasional Berhad (TNB), which will be effective from January 2024 for a period of 21 years. This project marks our first entry into the Malaysian power generation market.

On November 5, 2019, we entered into an Energy Conversion Agreement comprising of a power purchase agreement with the Guam Power Authority for a term of 25 years to construct and operate Ukudu gas-fired power plants in Guam, United States, including 198 megawatts gas fired power plant, 39 megawatts back-up diesel generator and 25 megawatts energy storage facility. KEPCO and Korea East-West Power Co., Ltd., hold 60% and 40% shares in the project, respectively. The total project cost is expected to be approximately US$727 million, and we expect to invest US$87 million for the equity interest. The construction of the project is expected to commence in 2021 upon approval of the environmental impact assessment and the issuance of relevant permits. The power station is expected to commence commercial operation in 2024. The completed power plants are expected to be operated as base load generators, replacing the existing old heavy fuel power plants in Guam.

On June 30, 2020, our board of directors approved our plan to invest US$51 million in the expansion of two coal-fired power plants called Java 9 and Java 10 on the Indonesian island of Java. We will invest together with PT Perusahaan Listrik Negara (“PLN”), an Indonesian state electricity company, and PT Barito Pacific Tbk., an Indonesian company. The total investment will be approximately US$3.39 billion and each of KEPCO, PLN and Barito Pacific will respectively own 15%, 51% and 34% shares in the joint venture. The joint venture will manage the construction of two planned units of one gigawatt generation capacity each. Doosan Heavy Industries & Construction Co., Ltd. and PT. Hutama Karya, an Indonesian government-owned company, formed a consortium to act as the construction contractor for the project. Korea Development Bank, the Export-Import Bank of Korea, and Korea Trade Insurance Corporation are our lenders for the project. The construction of Java 9 is expected to be completed in the fourth quarter of 2024 and Java 10 is expected to be completed in the first quarter of 2025. The joint venture is a party to a 25-year power purchase agreement with PLN.

On October 5, 2020, our board of directors approved our plan to invest US$2.05 million in the construction of Vung Ang 2 coal-fired power plant in Vietnam in exchange for 40% shares in the project. The new plant will be located in Ha Tinh Province, Vietnam, adjacent to Vung Ang 1 power plant and will consist of two units with 600 megawatts generation capacity each. The construction is expected to start in the first half of 2021. The power plant is expected to be completed in 2025. Diamond Generating Asia, a subsidiary of Mitsubishi Corporation, a Japanese corporation, is the main sponsor of this project. Doosan Heavy Industries & Construction Co., Ltd. and Samsung C&T Corporation will participate as the Engineering, Procurement, and Construction (EPC) contractors. We will secure financing from the Export-Import Bank of Korea. We will operate this plant together with other co-investors for 25 years.

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

One exception to the transfers on such date was our 90% equity interest in KEPCO Bylong Pty Ltd (“KEPCO Bylong”). We transferred 10% of our equity interest in the KEPCO Bylong to our five non-nuclear generation subsidiaries as of December 31, 2016, and we plan to gradually transfer the remainder of our interest to them subject to the progress of the regulatory approval process and resource production phase of the project. In July 2015, KEPCO Bylong lodged a development application to the State Government of New South Wales (the “NSW”) of Australia. In September 2019, Independent Planning Commission of the NSW, which is the governmental authority with the approval power, refused to grant KEPCO Bylong’s development application. As of December 31, 2020 we have invested approximately Won 810 billion in the Bylong project, and, as of December 31, 2020, impairment loss in connection with the Bylong project accrued to approximately Won 540 billion. We filed for a judicial review against the Independent Planning Commission at the Land and Environment Court of New South Wales, Australia in December 2019 for its violations in the development permit evaluation process. The Court ruled against us in December 2020 but we submitted a Notice of intention to appeal to the Supreme Court of New South Wales, Court of Appeal, and plan to proceed with the appeal.

Our nuclear generation subsidiary, KHNP, is also pursuing development projects for procurements of uranium in countries including Canada, France and Niger.

Renewable Energy Projects

Our overseas renewable energy projects include the generation of electricity through renewable energy sources.

Since 2005, joint ventures between us and China Datang Corporation of the People’s Republic of China have built and operated a number of wind farms in Inner Mongolia, Liaoning and Gansu provinces. We own 40% of these joint ventures, whose equity in the aggregate amount is approximately US$450 million. The projects are funded one-third by equity contributions and two-thirds by debt financing. As of December 31, 2020, the joint venture operated 22 wind farms with a total capacity of 1,017 megawatts and a 7-megawatt photovoltaic power station.

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

In June 2015, we entered into a memorandum of understanding with Energy Product, a Japanese local developer, to build, own and operate photovoltaic power station with a capacity of 28 megawatts, together with a 13.7 megawatts-hour energy storage system, in Chitose, Hokkaido prefecture in Japan. The parties subsequently signed the joint development agreement and other definitive agreements. The power station, in which we own 80.1% interest, started commercial operation in July 2017. Total project cost is approximately JPY 10.9 billion, of which 20% was financed through 80:20 equity investments by us and EP. The remaining 80% is funded through debt financing.

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

In June 2017, we won a project to build, own and operate a photovoltaic power station in Guam, United States, with a capacity of 60 megawatts and a 32 megawatts-hour energy storage system for 25 years. The total project cost is approximately US$186 million, and we will be financing 22% of the cost through equity investment and hold 100% of the equity interests. The remaining 78% will be funded through debt and tax equity financing. We have entered into a Power Purchase Agreement with Guam Power Authority in August 2018. The construction started in May 2020, and it is expected to be completed in December 2021. The entire volume of electricity generated from the power station will be purchased by Guam Power Authority for 25 years.

In September 2017, we entered into an agreement with Recurrent Energy to operate 3 solar photovoltaic project in southern California, United States, with a capacity of 235MW for 34 years. KEPCO partnered with the Corporate Partnership Fund, a Korean private equity fund. We invested USD 38 million in the project, and the transaction marks our largest investment in the U.S. solar market.

In October 2018, we entered into a Share Purchase Agreement and Share Subscription Agreement to operate a photovoltaic power station with a capacity of 50 megawatts in Calatagan in the Philippines. The parties, KEPCO and Solar Philippines Power Project Holdings, Inc., subsequently signed the Shareholders’ Agreement in December 2018, in which KEPCO owns 38% interest. We financed PHP 2.25 billion (approximately USD 42.8 million) for the Calatagan Project, of which 80% was financed through equity investments and the remaining 20% was funded through debt financing.

In October 2019, KEPCO and Sprott Korea as a consortium entered into a Share Purchase Agreement and Shareholders Agreement with Canadian Solar INC to develop and operate a photovoltaic power station with a capacity of 294 megawatts in Mexico, including the State of Sonora, for 35 years. We invested USD 41 million in the project, and the transaction marks KEPCO’s first investment in the solar market in Mexico. The financing for the photovoltaic power stations in Horus, Mexico and Tastiota, Mexico was secured in March 2020 and September 2020, respectively. The construction of the photovoltaic power station in Horus, Mexico was completed in November 2020.

In July 2020, KEPCO agreed to enter into a Termination Agreement to the Power Purchase Agreement with the Public Service Company of Colorado. In September 2020, the Public Service Company of Colorado applied for an approval of the Termination Agreement by the Colorado Public Utilities Commission. The Colorado Public Utilities Commission will make its decision in 2021 and such approval is a condition precedent to the Termination Agreement.

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

North Korea

Kaesong Industrial Complex

Since 2005, we have provided electricity to the industrial complex located in Kaesong, North Korea, which was established pursuant to an agreement made during the summit meeting of the two Koreas in June 2000. The Kaesong Industrial Complex is the largest economic project between the two Koreas and is designed to combine the Republic’s capital and entrepreneurial expertise with the availability of land and labor of North Korea. In March 2005, we built a 22.9 kilovolt distribution line from Munsan substation in Paju, Gyeonggi Province to the Kaesong Industrial Complex and became the first to supply electricity to pilot zones such as ShinWon Ebenezer. In April 2006, we started to construct a 154 kilovolt, 16 kilometer transmission line connecting Munsan substation to the Kaesong Industrial Complex as well as Pyunghwa substation in the complex and began operations in May 2007.

At the end of 2015, we supplied electricity to 254 units, including administrative agencies, support facilities and resident corporations, using a tariff structure identical to that of South Korea. However, we suspended power transmission to the Kaesong Industrial Complex since February 11, 2016 following the Government’s decision to halt operations of the industrial complex to impede North Korea’s utilization of funds from the industrial complex to finance its nuclear and missile programs. On August 14, 2018, we resumed power transmission to the facilities that are part of the Joint Liaison Office between South and North Korea but we suspended it again on June 16, 2020 in compliance with the request by the Ministry of Unification of the Korean Government. It has been reported in the media that the parties have now temporarily closed the Joint Liaison Office in accordance with the request by North Korea to stop the spread of COVID-19 and all KEPCO personnel have withdrawn from the facilities without resuming power transmission since June 16, 2020.

As of December 31, 2020, the book value of our facility located at the Kaesong Industrial Complex was Won 15.5 billion. For the year ended December 31, 2020, the amount of trade receivables from the companies residing in Kaesong Industrial Complex was Won 2.9 billion. It is currently uncertain if we can exercise the property rights for our facility in the Kaesong Industrial Complex. No assurance can be given that we will not experience any material losses as a result of the suspension of this project or failure of the project as a result of a breakdown or escalation of hostilities in the relationship between the Republic and North Korea. See Item 3.D. “Risk Factors—Risks Relating to Korea and the Global Economy—Tensions with North Korea could have an adverse effect on us and the market value of our shares.”

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

Substantial liability may result from the operations of our nuclear generation units, the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP maintains property and liability insurance against risks of its business to the extent required by the related law and regulations or considered as appropriate and otherwise self-insures against such risks. KHNP carries insurance for its generation units against certain risks, including property damage, nuclear fuel transportation and liability insurance for personal injury and property damage. KHNP carries property damage insurance covering up to US$1 billion per accident for all properties within its plant complexes, which includes property insurance coverage for acts of terrorism up to US$300 million and for breakdown of machinery up to US$300 million. In addition to the insurance on operating nuclear power generation units, KHNP has construction insurance for Shin-Kori #5 and #6 and Shin-Hanul #1 and #2. KHNP maintains nuclear liability insurance for personal injury and third-party property damage for coverage of up to 300 million Special Drawing Rights, or SDRs, which amounts to approximately US$432.1 million, at the rate of 1 SDR = US$1.44027 as posted on the Internet homepage of the International Monetary Fund on December 23, 2020 per plant complex, for a total coverage of 1.5 billion SDRs. KHNP is also the beneficiary of a Government indemnity with respect to such risks for damage claims of up to Won 300 million SDRs per nuclear plant complex, for a total coverage of 1.5 billion SDRs. Under the Nuclear Damage Compensation Act of 1969, as amended, KHNP is liable only up to 300 million SDRs, per single accident per plant complex; provided that such limitation will not apply where KHNP intentionally causes harm or knowingly fails to prevent the harm from occurring. KHNP will receive the Government’s support, subject to the approval of the National Assembly, if (i) the damages exceed the insurance coverage amount of 300 million SDRs and (ii) the Government deems such support to be necessary for the purposes of protecting damaged persons and supporting the development of nuclear energy business. KHNP carries insurance for its generation units and nuclear fuel transportation, and we believe that the level of insurance is generally adequate and is in compliance with relevant laws and regulations. In addition, KHNP is the beneficiary of Government indemnity which covers a portion of liability in excess of the insurance. However, such insurance is limited in terms of amount and scope of coverage and does not cover all types or amounts of losses which could arise in connection with the ownership and operation of nuclear plants. Accordingly, material adverse financial consequences could result from a serious accident or a natural disaster to the extent it is neither insured nor covered by the government indemnity. See Item 3.D. “Risk Factors—Risks Relating to KEPCO—The amount and scope of coverage of our insurance are limited.”

Competition

As of December 31, 2020, we and our generation subsidiaries owned approximately 64.9% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use).

New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial condition and results of operations.

In particular, we compete with independent power producers with respect to electricity generation. The independent power producers accounted for 28.6% of total power generation in 2020 and 35.1% of total generation capacity as of December 31, 2020. As of December 31, 2020, there were 20 independent power producers in Korea, excluding renewable energy producers. Private enterprises became permitted to own and operate coal-fired power plants in Korea only after the Ministry of Trade, Industry and Energy approved plans for independent power producers to construct coal-fired power plants under the Sixth Basic Plan announced in February 2013. Under the Ninth Basic Plan announced in December 2020, six coal-fired power plants are planned to be constructed by independent power producers by 2024. While it remains to be seen whether construction of these generation units will be completed as scheduled, if these units were to be completed as scheduled and/or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease.

An amendment to the Electric Utility Act is underway that will enable us to directly participate in the development of renewable power generation. Under the current Electric Utility Act, a single business entity cannot participate in two or more types of electric businesses. The proposed amendment allows a market-type public institution like us to participate in renewable power generation business to a limited degree. The amendment bill was proposed in July 2020 and is now pending deliberation by the Korean national assembly. When the bill passes, we intend to pursue renewable power generation projects such as large-scale offshore wind power.

In addition, under the Community Energy System adopted by the Government in 2004, a minimal amount of electricity is supplied directly to consumers on a localized basis by independent power producers outside the cost-based pool system. Such system is used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. The purpose of this system is to geographically decentralize electricity supply and thereby reduce transmission losses and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of March 31, 2021, the aggregate generation capacity of suppliers participating in the Community Energy System amounted to less than 1% of that of our generation subsidiaries in the aggregate. We currently do not expect the Community Energy System to be widely adopted, especially in light of the significant level of capital expenditure required for such direct supply. However, if the Community Energy System is widely adopted, it may erode our currently dominant market position in the generation and distribution of electricity in Korea and may have a material adverse effect on our business, results of operations and financial condition.

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

As of December 31, 2020, the legal reserve was Won 1,605 billion and the voluntary reserve was Won 32,179 billion, which consisted of reserve for business expansion of Won 26,362 billion, reserve for investment in social overhead capital of Won 5,277 billion, reserve for research and human development of Won 330 billion and reserve for equalizing dividends of Won 210 billion.

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

The Electric Utility Act requires that licenses be obtained in relation to generation, transmission, distribution and sales of electricity, with limited exceptions. We hold the license to transmit, distribute and sell electricity. Each of our six generation subsidiaries holds an electricity generation license. The Electric Utility Act governs the formulation and approval of electricity rates in Korea. See “—Sales and Customers—Electricity Rates” above. An amendment to the Electric Utility Act is underway that will enable us to directly participate in the development of renewable power generation. Under the current Electric Utility Act, a single business entity cannot participate in two or more types of electric businesses. The proposed amendment allows a market-type public institution like ourselves to participate in renewable power generation business to a limited degree. The amendment bill was proposed in July 2020 and is now pending deliberation by the Korean national assembly. When the bill passes, we intend to pursue renewable power generation projects such as large-scale offshore wind power.

Our operations are subject to various laws and regulations relating to environmental protection and safety.

Debt Reduction Program and Related Activities

In light of the general policy guideline of the Government for public institutions (including us and our generation subsidiaries) to reduce their respective overall debt levels, we and our generation subsidiaries have, in consultation with the Ministry of Trade, Industry and Energy and as approved by the Committee for Management of Public Institutions, previously set target debt-to-equity levels every year from 2014 to 2017 and undertook various programs to reduce debt and improve the overall financial health, including through rationalizing and applying stricter review to (from a profitability and efficiency perspective) various aspects of our operations (both domestic and overseas), inviting private sector investments, disposing of non-core assets (such as non-core or loss-generating overseas operations and real property unrelated to operations), reducing costs, exploring alternative ways to generate additional revenue and developing contingency plans for further cost savings. Such debt-reduction initiatives ended at the end of 2017 as initially planned. However, we have carried out similar initiatives to manage our level of debt. In 2021, we adopted a new tariff system more aligned to our costs (including fuel cost pass-through adjustment) to lay the foundation for mid and long-term financial stability. See Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.” In addition, we are pursuing systematic cost management efforts by dividing the areas of cost in detail and reinforcing the concept of cost per unit.

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

Establishment of a University

In order to enhance the competitiveness of the national energy industry, cultivate high-quality talents to revitalize the Gwangju-Jeonnam energy valley, and secure a differentiated research platform to create a new energy market, we are in the process of establishing a university in Jeollanam-do Province in the southwestern region of Korea in accordance with the Government’s five-year state management plan.

The university is a research and entrepreneurship-oriented university specializing in the energy field and aims to be a small yet robust university with 100 faculty members and 1,000 students. On April 17, 2020, the Ministry of Education gave us the permission to form a legal entity for the university. The opening date is tentatively scheduled in 2022. The total funding expected until 2025 when the university’s organization will be complete is Won 828.9 billion, excluding the land that was freely endowed to us.

The funding for establishing the university will be jointly borne by us and the central and municipal governments. We plan to cooperate with one another through an intra-governmental university establishment and support committee.

For ten years after the commencement of the university, we expect to receive funding (to be used as expenses for operating the university) from the municipal government in the amount of Won 200 billion. In addition, we expect to receive funding from the central government that is at least in the same amount as we expect to receive from the municipal government. After taking into account the funding from the governments, we anticipate our contribution to the university until 2025 to be approximately Won 500 billion depending on the amount of contribution from the central government.

On August 8, 2019, our Board of Directors resolved to make an initial contribution of Won 60 billion for the promotion, initial operation and the design of the university campus, and the actual contribution was made in 2020. On March 24, 2021, a special law was passed in the National Assembly that gives autonomy to the university and lays out the basis for direct financial support from the central government and the municipal government. In order to minimize potential financial risks, we plan to let the university generate its own profits too, by, for example, attracting development funds and R&D investments and commercializing new technology among other means. Despite our efforts and anticipated funding from the municipal and central governments, we cannot assure you that the magnitude of our expected or actual contribution to the university will not have material adverse effects on our profit margins, results of operations or cash flows.

Proposed Sale and Purchase of Certain Power Plants and Equity Interests

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

Korea Electric Power Industrial Development Co., Ltd.

In 2003, we privatized Korea Electric Power Industrial Development, or KEPID, formerly our wholly-owned subsidiary, by selling 51.0% of its equity interest to Korea Freedom Federation. Pursuant to the Fifth Phase of the Public Institution Reform Plan announced by the Government in 2009, we sold 20% of the KEPID shares through additional listing. We originally planned to sell the remaining 29% as well, but the announcement of the Government’s guideline to transition non-permanent employees to permanent employees in the public sector has led KEPID to be designated as a public institution by the Government. In light of the new designation, we and our five subsidiaries are now working on reacquiring the KEPID shares we previously sold.

Cyber Security

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

In the past, cyber-attacks were mostly unspecified attacks, but the recent trend has been shifting towards more targeted and intelligent attacks, such as ransomware that encrypts a victim’s files, whereupon the attacker demands a ransom from the victim to restore access to the data upon payment. In particular, non-face-to-face business environment due to COVID-19 has led to more sophisticated phishing e-mail attacks that impersonate service providers and acquaintances. In line with this trend, we are educating our employees on information securities, carrying out reinforcement work on our facilities, strengthening cooperation with the government in order to detect and defend against possible attacks.

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

In addition, at the end of 2020, we reorganized our security management organization to enhance its independence by transferring it from being under our Safety and Security Department to being directly under our Management Support Division. We hope the reorganization will increase the expertise and efficiency of the department.

Item 4.C. Organizational Structure

As of December 31, 2020, we have 126 subsidiaries, 78 associates and 83 joint ventures (not including any special purpose entities).

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

The table below sets forth each of our associates and joint ventures as of December 31, 2020 by name, the percentage of our shareholdings and their principal activities.

	Ownership (Percent)	Principal Activities
Associates:
Korea Gas Corporation(1)	20.47	Importing and wholesaling LNG
Korea Electric Power Industrial Development Co., Ltd.	29.00	Electricity metering and others
YTN Co., Ltd.	21.43	Broadcasting
Gangwon Wind Power Co., Ltd.(2)	15.00	Power generation
Hyundai Green Power Co., Ltd.	29.00	Power generation
Korea Power Exchange(3)	100.00	Management of power market and others
Taebaek Wind Power Co., Ltd.	25.00	Power generation
Taebaek Guinemi Wind Power Co., Ltd.	25.00	Power generation
Pyeongchang Wind Power Co., Ltd.	25.00	Power generation
Daeryun Power Co., Ltd.(2)	9.34	Power generation
Changjuk Wind Power Co., Ltd.	30.00	Power generation
KNH Solar Co., Ltd.	27.00	Power generation
SPC Power Corporation	38.00	Power generation
Gemeng International Energy Co., Ltd.	34.00	Power generation
PT. Cirebon Electric Power	27.50	Power generation
KNOC Nigerian East Oil Co., Ltd.(4)	14.63	Resources development
KNOC Nigerian West Oil Co., Ltd.(4)	14.63	Resources development
PT Wampu Electric Power	46.00	Power generation
PT. Bayan Resources TBK	20.00	Resources development
S-Power Co., Ltd.	49.00	Power generation
Pioneer Gas Power Limited	38.50	Power generation
Eurasia Energy Holdings	40.00	Power generation and resources development
Xe-Pian Xe-Namnoy Power Co., Ltd.	25.00	Power generation
Hadong Mineral Fiber Co., Ltd.(2)	8.33	Recycling fly ashes
PT. Mutiara Jawa	29.00	Manufacturing and operating floating coal terminal
Samcheok Eco Materials Co., Ltd.(5)	2.35	Recycling fly ashes
Noeul Green Energy Co., Ltd.	29.00	Power generation
Goseong Green Power Co., Ltd.(2)	1.12	Power generation
Gangneung Eco Power Co., Ltd.(2)	1.61	Power generation
Shin Pyeongtaek Power Co., Ltd.	40.00	Power generation
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	28.00	Power generation
Dongducheon Dream Power Co., Ltd.(6)	33.61	Power generation
Jinbhuvish Power Generation Pvt. Ltd.(2, 7)	5.16	Power generation
Daejung Offshore Wind Power Co., Ltd.	46.59	Power generation
GS Donghae Electric Power Co., Ltd.	34.00	Power generation
Daegu Photovoltaic Co., Ltd.	29.00	Power generation
Busan Green Energy Co., Ltd.	29.00	Power generation
Gunsan Bio Energy Co., Ltd.(2)	18.87	Power generation
Korea Electric Vehicle Charging Service	28.00	Electric vehicle charge service
Korea Nuclear Partners Co., Ltd.	28.98	Electric material agency
Korea Electric Power Corporation Fund(8)	98.09	Developing electric enterprises
Energy Infra Asset Management Co., Ltd.(2)	9.90	Asset management
Daegu clean Energy Co., Ltd.	28.00	Renewable power generation
Yaksu ESS Co., Ltd.	29.00	Installing ESS related equipment

	Ownership (Percent)	Principal Activities
Nepal Water & Energy Development Company Private Limited(9)	60.35	Construction and operation of utility plant
Gwangyang Green Energy Co., Ltd.	20.00	Power generation
PND solar Co., Ltd.	29.00	Power generation
Hyundai Eco Energy Co., Ltd.(2)	19.00	Power generation
YeongGwang Yaksu Wind Electric Co., Ltd.(2)	9.63	Power generation
Green Energy Electricity Generation Co., Ltd.	29.00	Power generation
Korea Energy Solutions Co., Ltd.	20.00	R & D
ITR Co., Ltd.	20.00	R & D
Structure test network Co., Ltd.	20.00	Technical testing and consulting
Namjeongsusang Solar Power Operation Co., Ltd.(10)	15.00	Power generation
Indeck Niles Development, LLC(11)	24.08	Power generation
Indeck Niles Asset Management, LLC	33.33	Power generation
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	49.00	Holding company
Suwon New Power Co., Ltd.	39.90	Power generation
KPGE Inc.	29.00	Power generation materials business
Gwangbaek Solar Power Investment Co., Ltd.	44.00	Power generation
Go deok Clean Energy Co., Ltd.(12)	61.00	Fuel cell generation
SureDataLab Co., Ltd.	23.95	R & D
SEP Co., Ltd.	21.26	R & D
Hankook Electric Power Information Co., Ltd.	25.25	R & D
Tronix Co., Ltd.	20.00	R & D
O2&B Global Co., Ltd.	20.00	R & D
Muan Sunshine Solar Power Plant Co., Ltd.	20.00	Power generation
Bigeum Resident Photovoltaic Power Co., Ltd.	29.90	Power generation
Jeju SolarOne Co., Ltd.(13)	10.00	Power generation
Goesan Solar Park Co., Ltd.	29.00	Power generation
Saemangeum Heemang Photovoltaic Co., Ltd.	35.00	Power generation
Bitgoel Eco Energy Co., Ltd.	29.00	Power generation
Jeju Gimnyeong Wind Power Co., Ltd.	30.00	Power generation
Seoroseoro Sunny Power Plant Co., Ltd.(14)	19.46	Power generation
Muan Solar park Co., Ltd.(14)	19.00	Power generation
YuDang Solar Co., Ltd.	20.00	Power generation
Anjwa Smart Farm & Solar City Co., Ltd.(14)	19.50	Power generation
Daewon Green Energy Co., Ltd.	25.36	Power generation

Joint Ventures:
KEPCO-Uhde Inc.(15)	52.80	Power generation
Shuweihat Asia Power Investment B.V.	49.00	Holding company
Shuweihat Asia Operation & Maintenance Company(15)	55.00	Maintenance of utility plant
Waterbury Lake Uranium L.P.	33.10	Resources development
ASM-BG Investicii AD	50.00	Power generation
RES Technology AD	50.00	Power generation
KV Holdings, Inc.	40.00	Power generation
KEPCO SPC Power Corporation(15)	75.20	Construction and operation of utility plant
Gansu Datang Yumen Wind Power Co., Ltd.	40.00	Power generation
Datang Chifeng Renewable Power Co., Ltd.	40.00	Power generation

	Ownership (Percent)	Principal Activities
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	40.00	Power generation
Rabigh Electricity Company	40.00	Power generation
Rabigh Operation & Maintenance Company Limited	40.00	Maintenance of utility plant
Jamaica Public Service Company Limited	40.00	Power generation
KW Nuclear Components Co., Ltd.	45.00	Manufacturing
Busan Shinho Solar Power Co., Ltd.	25.00	Power generation
Global Trade Of Power System Co., Ltd.(16)	29.00	Exporting products and technology of small or medium business by proxy
Expressway Solar-light Power Generation Co., Ltd.(16)	29.00	Power generation
Amman Asia Electric Power Company(15)	60.00	Power generation
KAPES, Inc. (15)	51.00	R & D
Honam Wind Power Co., Ltd.	29.00	Power generation
Jeongam Wind Power Co., Ltd.	40.00	Power generation
Korea Power Engineering Service Co., Ltd.	29.00	Construction and service
Chun-cheon Energy Co., Ltd.	29.90	Power generation
Yeonggwangbaeksu Wind Power Co., Ltd.(16)	15.00	Power generation
Nghi Son 2 Power LLC	50.00	Power generation
Kelar S.A.(15)	65.00	Power generation
PT. Tanjung Power Indonesia	35.00	Power generation
Incheon New Power Co., Ltd.(17)	29.00	Power generation
Seokmun Energy Co., Ltd.	29.00	Power generation
Daehan Wind Power PSC	50.00	Power generation
Barakah One Company(18)	18.00	Power generation
Nawah Energy Company(18)	18.00	Operation of utility plant
Momentum	33.33	International thermonuclear experimental reactor construction management
Daegu Green Power Co., Ltd.(19)	29.00	Power generation
Yeonggwang Wind Power Co., Ltd.	46.00	Power generation
Chester Solar IV SpA	45.00	Power generation
Chester Solar V SpA	45.00	Power generation
Diego de Almagro Solar SpA	45.00	Power generation
South Jamaica Power Company Limited	20.00	Power generation
Daesan Green Energy Co., Ltd.	35.00	Power generation
RE Holiday Holdings LLC	50.00	Power generation
RE Pioneer Holdings LLC	50.00	Power generation
RE Barren Ridge 1 Holdings LLC	50.00	Power generation
RE Astoria 2 LandCo LLC	50.00	Power generation
RE Barren Ridge LandCo LLC	50.00	Power generation
Laurel SpA	45.00	Power generation
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd(16)	12.37	Power generation
Chile Solar JV SpA	50.00	Power generation
Taebaek Gadeoksan Wind Power Co., Ltd.	47.31	Power generation
Cheong-Song Noraesan Wind Power Co., Ltd.	29.01	Power generation
Chester Solar I SpA	45.00	Power generation
Solar Philippines Calatagan Corporation	38.00	Power generation
Saemangeum Solar Power Co., Ltd.(20)	81.00	Power generation

	Ownership (Percent)	Principal Activities
Chungsongmeon BongSan wind power Co., Ltd.(16)	29.00	Power generation
Jaeun Resident Wind Power Plant Co., Ltd.(16)	29.00	Power generation
DE Energia SpA	49.00	Power generation
Dangjin Eco Power Co., Ltd.	34.00	Power generation
Haemodum Solar Co., Ltd.	49.00	Power generation
Yangyang Wind Power Co., Ltd.	50.00	Power generation
Horus Solar, S.A. De C.V.(21)	14.95	Renewable power generation
Recursos Solares PV De Mexico II, S.A. De C.V.(21)	14.95	Renewable power generation
Sunmex Renovables, S.A. De C.V.(21)	14.95	Renewable power generation
Stavro Holding II A.B.	20.00	Holding company
Solaseado Solar Power Co., Ltd.	38.90	Power generation
Yeongam Solar Power Co., Ltd.(16)	19.00	Power generation
Samsu Wind Power Co., Ltd.(16)	19.00	Power generation
Pulau Indah Power Plant Sdn. Bhd.	25.00	Power generation
Sam-Yang Photovoltaic Power Co., Ltd.	49.00	Power generation
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	29.53	Holding company
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream(15)	90.00	Holding company
PT Barito Wahana Tenaga	30.61	Power generation
Cheongna Energy Co., Ltd.(20, 22)	50.10	Generating and distributing vapor and hot/cold water
Naepo Green Energy Co., Ltd.(23)	29.20	Power generation
Dayone Energy Co., Ltd.	30.66	Power generation
(formerly, Hyundai Energy Co., Ltd.)(24)
OneEnergy Asia Limited	40.00	Power generation
KAS Investment I LLC(25)	29.89	Holding company
KAS Investment II LLC(25)	29.89	Holding company
Energyco LLC	29.00	Power generation
CAES, LLC	36.00	Holding company
Hapcheon Floating Photovoltaic Power Plant Inc.(16)	19.47	Power generation
Busan Industrial Solar Power Co., Ltd.	28.02	Power generation
Bitsolar Energy Co., Ltd.	27.10	Power generation

Notes:

(1)	The effective percentage of ownership is 22.02% considering treasury stocks.
(2)

The effective percentage of ownership is less than 20%. However, we can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of our financial and operating policy of the board of directors.

(3)

The effective percentage of ownership is 100%. However, the Government regulates our ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and our other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. We can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(4)

The effective percentage of ownership is less than 20%. However, we can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, we have significant financial transactions, which can affect its significant influence on the entity.

(5)	Although the nominal percentage of ownership is 2.35%, the effective percentage of ownership is 25.54%, considering redeemable convertible preferred stock as liability component.
(6)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(7)

We recognized a full impairment loss for the carrying amount of Jinbhuvish Power Generation Pvt. Ltd. before the prior year, due to our decision to withdraw its business since there are no business activities occurring.

(8)

The effective percentage of ownership is more than 50% but we do not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(9)	The effective percentage of ownership is more than 50% but we do not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.
(10)

The effective percentage of ownership is less than 20%. However, we consider the major decision-making body to be the general decision of the board of directors, and the general decision of the board of directors can be passed only by two directors of Namjeongsusang Solar Power Operation Co., Ltd. Accordingly, the entity is classified as an associate.

(11)	According to the shareholders’ agreement, additional investment of 50% of total stake is agreed by March 2022.
(12)

Even though the effective percentage of ownership is more than 50%, we do not hold control over the entity as it has less than 50% of decision-making rights. However we can exercise significant influence on the entity by participating in the board of directors and others. Therefore the entity is classified as an associate.

(13)

It was newly invested during the year ended December 31, 2020. The effective percentage of ownership is less than 20%. However, it is classified as an associate, judging that we can exercise significant influence on the entity.

(14)

The entities were newly invested during the year ended December 31, 2020. The effective percentage of ownership is less than 20%. However, we can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(15)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. Accordingly, the entities are classified as joint ventures.

(16)	According to the shareholders’ agreement, the parties have joint control over all decisions related to financial and operation. Accordingly, the entity is classified as joint ventures.
(17)

The joint arrangement which we have joint control is structured through a separate company. The parties have joint control over the joint arrangement are classified as joint ventures, judging that they have rights to the net assets of the arrangement.

(18)	The effective percentage of ownership is less than 20%. However, all operation related decisions must be agreed by ownership parties. Accordingly, the entity is classified as joint ventures.
(19)	Although the nominal percentage of ownership is 29.00%, the effective percentage of ownership is 54.24%, considering the interest of financial investors as a liability component.
(20)	The effective percentage of ownership is more than 50%. However, all operation related decisions must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.
(21)

The effective percentage of ownership is less than 20%. However, according to the shareholders’ agreement, decisions related principal operation must be agreed by all ownership parties. Accordingly, we can exercise significant influence.

(22)	The classification of the entity was changed from an associate to a joint venture, due to the additional investment during the year ended December 31, 2020.
(23)	The percentage of ownership decreased due to the unequal capital increase. The entity was reclassified from an associate to a joint venture, due to the changes in voting rights.
(24)

The name of the entity has changed during the current year. According to the Dayone Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.) Investment Agreement signed in March 2011, we have a commitment to guarantee principal and certain returns on shares of Dayone Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.) held by NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation. Since NH

Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation have put option regarding their share of the entity, we were deemed to have acquired an additional 15.64% stake. As a result, the effective percentage of ownership is 46.3% in the current and prior period. In accordance with shareholders’ agreement signed during the current period, we have joint control with other investors in making important financial and operation decisions, so it has been reclassified from an associate to a joint venture.
(25)

The entities were included in the joint ventures due to the new investment during the year ended December 31, 2020. Since the final settlement of the entity was not completed before our financial statements date, the financial statements of October 7, were used for consolidation.

Item 4.D. Property, Plant and Equipment

Our property consists mainly of power generation, transmission and distribution equipment and facilities in Korea. See Item 4.B. “Business Overview—Power Generation,” “—Transmission and Distribution” and “—Capital Investment Program.” In addition, we own our corporate headquarters building complex at 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea. As of December 31, 2020, the net book value of our property, plant and equipment was Won 168,709 billion. As of December 31, 2020, investment property, which is accounted for separately from our property, plant and equipment, amounted to Won 225 billion. No significant amount of our properties is leased. There are no material encumbrances on our properties, including power generation, transmission and distribution equipment and facilities.

Pursuant to a Government plan announced in 2005, which mandated relocation of the headquarters of select government-invested enterprises from the Seoul metropolitan area to other provinces in Korea as part of an initiative to foster balanced economic growth in the provinces, we, our generation subsidiaries and our certain subsidiaries relocated our respective headquarters to the designated locations during 2014 and 2015. Our headquarters are currently located in Naju in Jeollanam-do, while the headquarters of our six generation subsidiaries and other subsidiaries are various cities outside of Seoul across Korea.

In connection with the relocation of our headquarters, in September 2014 we entered into an agreement to sell the property housing our prior headquarters to a consortium consisting of members of the Hyundai Motor group for Won 10,550 billion through an open bidding. The sale was completed in September 2015.

During 2020, we completed the disposal of 199 properties (including residential properties, storage spaces, and substation lots that are located in Korea) which are not directly related to our operations for an aggregate sale price of approximately Won 66 billion. The book value of such properties amounted to Won 15 billion, representing 0.2% of our total real properties as of December 31, 2020. The foregoing sales reflect our ongoing efforts to improve our financial soundness through related debt reduction and enhance our management efficiency, selling noncore properties that have no direct relations to electricity facilities.

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

If fuel prices were to rise substantially and rapidly in the future, such rise may have a material adverse effect on our results of operations and profitability. For example, the net losses between 2018 and first half of 2019, were largely due to sustained rises in fuel costs that were neither timely nor sufficiently offset by a corresponding rise in electricity tariff rates. In part to address these concerns, the Government from time to time increases the electricity tariff rates. However, such increases may be insufficient to fully offset the adverse impact from the rise in fuel costs, and since such increases typically require lengthy public deliberations in order to be implemented, the tariff increases often occur with a significant time lag and as a result our results of operations and cash flows may suffer. As of January 1, 2021, we implemented a new tariff system to reinforce the correlation between the costs we incur and the tariff we charge to our customers, among other changes. For further information, please see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.”

In addition, we expect complying with the Government environmental-related initiatives and regulations to continue to involve significant costs and resources on our part, which may adversely affect our results of operation, financial condition and cash flows. For example, we have spent approximately Won 710 billion for greenhouse gas emission allowances in 2019 and Won 310 billion in 2020. The decrease in 2020 compared to 2019 was due to the decrease in coal-fired power generation to comply with environmental regulations including the efforts to reduce a high level of particulate matter pollution. However, we anticipate such allowances will increase again in 2021 and thereafter. Further, as we are required to supply increasing amount of renewable energy, we expect that the environmental-related risks will continue to increase.

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

Demand for electricity in Korea grew at a compounded average rate of 0.6% per annum for the five years ended December 31, 2020. According to the Bank of Korea, the compounded growth rate for GDP was approximately 1.7% for the same period. The GDP growth rate was approximately 2.7%, 2.0% and -1.0% during 2018, 2019 and 2020, respectively.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s GDP and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year basis.

	2016	2017	2018	2019	2020
Growth in GDP	2.9%	3.1%	2.7%	2.0%	(1.0%)
Growth in electricity consumption	2.8%	2.2%	3.6%	(1.1%)	(2.2%)

Demand for electricity may be categorized either by the type of its usage or by the type of customers. The following describes the demand for electricity by the type of its usage, namely, industrial, commercial and residential:

•

The industrial sector represents the largest segment of electricity consumption in Korea. Demand for electricity from the industrial sector was 278,660 gigawatt hours in 2020, representing a 3.7% decrease from 2019, largely due to a decrease in the industrial electricity usage from a recession in the manufacturing industry in light of the COVID-19 pandemic, even though the manufacturing industry has traditionally been a major consumer of electricity.

•

Demand for electricity from the commercial sector depends largely on the level and scope of commercial activities in Korea. Demand for electricity from the commercial sector decreased to 113,639 gigawatt hours in 2020, representing a 2.2% decrease from 2019, largely due to a decrease in the commercial electricity usage from a slowdown in the service industry as a consequence of the social distancing in response to the COVID-19 pandemic and less air conditioning used in the stores as a result of a more temperate weather conditions.

•

Demand for electricity from the residential sector is largely dependent on population growth and use of heaters, air conditioners and other electronic appliances. Demand for electricity from the residential sector increased to 76,303 gigawatt hours in 2020, representing a 5.0% increase compared to 2019, largely due to an increase in household electricity usage from an increased time spent at home and telecommuting in response to the COVID-19 pandemic. For a discussion on demand by the type of customers, see Item 4.B. “Business Overview—Sales and Customers—Demand by the Type of Usage.” Since our inception, we have had the predominant market share in terms of electricity generated in Korea.

Since our inception, we have had the predominant market share in terms of electricity generated in Korea. As for electricity we purchase from the market for transmission and distribution to our end-users, our generation subsidiaries accounted for 74.0%, 73.2% and 72.6% in 2018, 2019 and 2020, respectively, while the remainder was accounted for by independent power producers. As for transmission and distribution of electricity, we have historically handled, expect to continue to handle, substantially all of such activities in Korea.

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

From time to time, our actual rate of return on invested capital may differ significantly from the fair rate of return on invested capital assumed for the purposes of electricity tariff approvals, for reasons, among others, related to movements in fuel prices, exchange rates and demand for electricity that differs from what is assumed for determining our fair rate of return. For example, between 1987 and 1990, the actual rate of return was above the fair rate of return due to declining fuel costs and rising demand for electricity at a rate not anticipated for purposes of determining our fair rate of return. Similarly, depreciation of the Won against the U.S. dollar accounted for our actual rates of return being lower than the fair rate of return for the period from 1996 to 2000. For the period between 2006 and 2013, our actual rates of return were lower than the fair rate of return largely due to a general increase in fuel costs and additional facility investment costs incurred, the effects of which were not offset by timely increases in our tariff rates. Between 2014 and 2016, however, largely due to the decrease in fuel costs reflective of the drop in oil prices, our actual rate of return has surpassed the fair rate of return.

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

In the past, the Government effected tariff increases that typically covered all sectors, namely, residential, commercial and industrial. No cross-sector tariff increase has been implemented since November 2013, largely due to the downward trend in fuel costs. However, effective January 1, 2017, the Government made several adjustments to the existing rate structure in order to ease the burden of electricity tariff on residential consumers. First, the progressive rate structure applicable to the residential sector, which applies a gradient of increasing tariff rates for heavier electricity usage, was changed from a six-tiered structure with the highest rate being no more than 11.7 times the lowest rate (which gradient system has been in place since 2005) into a three-tiered structure with the highest rate being no more than three times the lowest rate in order to reflect the changes in the pattern of electricity consumption and reduce the electricity charges payable by consumers. Second, a new tariff structure was implemented to encourage energy saving by offering rate discounts to residential consumers that voluntarily reduce electricity consumption while charging special high rates to residential consumers with heavy electricity consumption during peak usage periods in the summer and the winter. Additionally, during July and August 2018, the Government reduced residential electricity charges by temporarily relaxing the application of the then tariff structure and offering higher rate discounts to economically or otherwise disadvantaged customers to ease the burden on households that have significantly increased their use of air conditioners during a heatwave. Subsequently, a joint task force team, consisting of industry experts, scholars and government officials, was formed, which announced three proposals for amending the tariff structure aimed to lower electricity rates for households during the summer. As a result, in July 2019, the residential electricity tariff rate system was amended to expand the usage ceiling for the first two tiers of rates (from 200 kilowatts to 300 kilowatts for the first tier and from 400 kilowatts to 450 kilowatts for the second tier) applied during July and August each year. Further, in December 2019, the rate discounts offered to residential consumers who voluntarily reduced electricity consumption and those offered to traditional wet markets were abolished, with a temporary relief granted to the traditional wet markets committed to energy efficiency. The rate discount for electric vehicles will be gradually terminated in phases by June 2022. The effects of such adjustments on us are uncertain, and there can be no assurance that it will not have an adverse impact on our business, results of operations, financial condition and profitability.

As of January 1, 2021, we implemented a new tariff system to reinforce the correlation between the costs we incur and the tariff we charge to our customers, among other changes. The new tariff system consists of three main changes.

First, we implemented a new cost pass-through tariff system to reinforce the correlation between the costs we incur and the tariff we charge to our customers and to enhance transparency by separately billing fuel costs and climate/environment related costs. Previously, the electricity tariff consisted of two main components: (i) the base charge (the “Base Charge”) and (ii) the usage charge (the “Usage Charge”) based on the amount of electricity consumed by end-users. Under the new tariff system, there are new components to the tariff called the fuel cost adjusted charge (the “Fuel Cost Adjusted Charge”) and the climate/environment related charge (the “Climate/Environment Related Charge”). The Fuel Cost Adjusted Charge is adjusted every quarter and the formula for calculating the amount of the Fuel Cost Adjusted Charge is multiplying (i) the unit price of the Fuel Cost adjusted Charge (the “Unit Price of the Fuel Cost Adjusted Charge”), which is the difference between a base fuel cost (the “Base Fuel Cost”) and an actual fuel cost (the “Actual Fuel Cost”) and (ii) the amount of electricity consumed. The Base Fuel Cost is the past twelve-month average fuel price of bituminous coal, LNG and Bunker C oil as posted by the Korea Customs Service. For 2021, the twelve-month average fuel price is measured by taking the average of monthly fuel prices from twelve preceding months from one month before the new tariff system was implemented. To illustrate, the Base Fuel Cost for the first and second quarters of 2021 was the average of the fuel prices from December 2019 to November 2020. On the other hand, the Actual Fuel Cost is the past three-month average fuel price of the same fuels we use to measure the Base Fuel Cost. The past three-month average fuel price is measured by taking the average of monthly fuel prices from three preceding months from one month before the start of each period when the applicable Fuel Cost Adjusted Charge will be updated. To illustrate, for the first quarter of 2021, we used the fuel costs for September, October and November 2020 to calculate the three-month average fuel price.

The quarterly-adjusted Fuel Cost Adjusted Charge has built-in caps in view of price stability and other public policy considerations. First, there is a cap on the Unit Price of the Fuel Cost Adjusted Charge to be (i) no less than Won ±1 per kilowatt-hour and (ii) no greater than Won ±3 per kilowatt-hour as compared to the immediately preceding quarter. In other words, any change less than Won ±1 per kilowatt-hour will not be reflected to the Fuel Cost Adjusted Charge and any change greater than Won ±3 per kilowatt-hour will not be reflected to the extent of the portion that exceeds Won ±3 per kilowatt-hour. For example, in the first quarter of 2021, the Unit Price of the Fuel Cost Adjusted Charge was Won –10.5 per kilowatt-hour, meaning the Actual Fuel Cost was lower than the Base Fuel Cost, but after being subjected to the quarterly cap of Won ±3 per kilowatt-hour, the final rate for the Unit Price of the Fuel Cost Adjusted Charge came out to be Won –3 per kilowatt-hour. Second, the Unit Price of the Fuel Cost Adjusted Charge that exceeds Won ±5 per kilowatt-hour will not be reflected in the Fuel Cost Adjusted Charge. In other words, the maximum adjustment that can be incorporated to the Unit Price of the Fuel Cost Adjusted Charge is equal to Won ±5 per kilowatt-hour from the Base Fuel Cost that is in effect for a given period. The Base Fuel Cost can only be adjusted upon the revision of the Base Charge and the Usage Charge as described at further below in this section.

However, our ability to pass on fuel and other cost increases to our customers may be limited due to the regulation of the Government on the rates we charge for the electricity we sell to our customers. In addition to the built-in caps described in the preceding paragraph, the new tariff system gives the discretion to the Government not to wholly or partially adjust the quarterly Fuel Cost Adjusted Charge in case of extenuating circumstances. For example, in the second quarter of 2021, although the Unit Price of the Fuel Cost Adjusted Charge was Won –0.2 per kilowatt-hour, the Government decided to keep it at the same Won –3 per kilowatt-hour as the previous quarter. The Government cited (i) the need to alleviate the hardship caused by the prolonged economic effects of COVID-19 pandemic, (ii) an abnormal nature of the rapid increase in the price of LNG due to the global cold wave in the winter of late 2020 and early 2021, which has been factored into the Actual Fuel Cost, and (iii) the relative gains we received in the first quarter of 2021 because the Fuel Cost Adjusted Charge for the first quarter was capped at the lower bound of Won –3 per kilowatt-hour instead of decreasing it further.

Also, because the Fuel Cost Adjusted Charge takes into account the fuel prices posted by Korea Customs Service, there may still be a mismatch in value between the actual prices the domestic generation companies pay for their fuels in the open market and the adjustment that can be made through the Fuel Cost Adjusted Charge. The domestic generation companies include not only our generation subsidiaries but also independent power producers that are unaffiliated to us and we do not have access to fuel costs incurred by the independent power producers. As such, we use fuel prices posted by Korea Customs Service, which are easily accessible to our customers, for calculating the Fuel Cost Adjusted Charge.

Due to the likelihood of the Actual Fuel Cost being substantially over the caps in the new tariff system and the Government’s discretion not to wholly or partially adjust the quarterly Fuel Cost Adjusted Charge in case of extenuating circumstances, there may be certain portions of the fuel costs that cannot be charged to our customers, even though those portions should have been included in the Fuel Cost Adjusted Charge. In such cases, we may accumulate such portions and reflect them in what is called the total comprehensive cost (the “Total Comprehensive Cost”), which is a variable we use to calculate the Base Charge and the Usage Charge of the tariff. The Total Comprehensive Cost, submitted yearly to the Government by us, is calculated based on our budget for relevant costs. Under the Total Comprehensive Cost approach, the Base Charge and the Usage Charge are established at levels that would enable us to recover our operating costs attributable to our basic electricity generation, transmission and distribution operations as well as receive a fair investment return on capital used in those operations. The operating costs are defined as the sum of our operating expenses, which principally consists of cost of sales and selling and administrative expenses, and our adjusted income taxes. The Base Charge and the Usage Charge that are derived from the Total Comprehensive Cost need to be approved by the Government to be revised. In addition, the Base Fuel Cost can only be adjusted upon the revision of the Base Charge and the Usage Charge. Therefore, if the Base Charge and the Usage Charge are not timely adjusted by the Government, there can be a delay for the change in fuel costs to be fully reflected in the tariff.

Also, the new tariff system introduces an additional component to the tariff called a climate/environment related charge (the “Climate/Environment Related Charge”). Previously, our climate and environment costs were embedded in the Usage Charge component of the tariff and our consumers could not discern the exact magnitude of such costs. By separating it out as an independent component, we intend to provide more information and transparency to our customers while having the flexibility to adjust it in alignment with the underlying costs. The Climate/Environment Related Charge for the coming year is calculated by multiplying (i) our total estimated costs of complying with the Renewable Portfolio Standard program, the Greenhouse Gas Emission Trading System and the coal-fired generation reduction program for the current year, and then dividing it by the electricity sales projected for the coming year, and (ii) the amount of electricity consumed. The value for (i) for 2021 is Won 5.3 per kilowatt-hour. The Climate/Environment Related Charge is planned to be adjusted every year by reflecting the change in climate and environment-related costs but the Government may change the date of adjustment under reasonable circumstances. There is no guarantee the Climate/Environment Related Charge will be regularly updated, even though our climate and environment-related costs will likely increase each year. If there are discrepancies between our costs and the Climate/Environment Related Charge, we may accumulate such discrepancies and reflect them in our Total Comprehensive Cost. However, the electricity rate based on the Total Comprehensive Cost needs to be approved by the Government to be revised. There is no assurance that, particularly given the wide-ranging policy priorities of the Government, it will in fact raise the electricity rate to a level sufficient to fully cover additional costs associated with implementing and operating programs as described in this section and do so on a timely basis or at all. If the Government does not do so or provide us and our generation subsidiaries with other forms of assistance to offset the costs involved, our results of operation, financial condition and cash flows may be materially and adversely affected.

Second, the new tariff system intends to amend the residential electricity rate system starting in July 2021. Under the current system, households that use less than 200 kilowatt-hours of electricity receive a discount on their tariffs. We intend to redirect this benefit by phasing out the discount to 50% in July 2021 and terminating it in July 2022. The new tariff system also allows households to choose a new schedule of residential tariff, which is an option we have already been providing to our industrial and commercial customers. The new schedule is called a seasonal and hourly tariff and it allows residents to be charged under a monthly Base Charge plus increments depending on time, day and season. Each household may also choose to stay under the current tariff schedule which in contrast is a progressive schedule with seasonal adjustments. Our plan is to provide this option to households in Jeju Province in Korea first as many of these households are equipped with advanced metering infrastructure (“AMI”) and review rolling it out to the rest of the country depending on the penetration rate of the AMI in each region.

Third, the new tariff system will end certain special discounts we previously provided to our customers. The first of two such discounts is for customers who installed energy storage system (“ESS”). The benefits included tariff discounts of three times the Base Charge and 50% of the Usage Charge. Starting in January 2021, we rolled back the discount for ESS by decreasing it from three times the Base Charge to one times the Base Charge and discontinuing the 50% discount on the Usage Charge. The discount of one times the Base Charge is planned to also phase out in March 2026 as we originally intended. In addition, we intend to designate a three-hour time period during peak time and induce electricity discharge of the ESS during that period by giving more discount to the customers who made such discharge so they will increase supply during peak time. The second of the two discounts being rolled back is a 50% discount for customers who installed a renewable energy generator for their own industrial and general uses. We discontinued this discount in 2020 while only maintaining it for customers who are unable to sell their electricity in the market because of their small generation capacities (less than 10 kilowatts). The discount for such customers is planned to be discontinued by 2023.

Lastly, the new tariff system announced in December 2020 included a plan to minimize the public burden of tariff increase by reducing power supply cost of us and our generation subsidiaries through cost reduction measures. To this end, it was contemplated that an annual increase limit of 3% on certain electricity supply costs including labor costs and selling, general and administrative expenses would be set and an increase in excess of the 3% limit will not be reflected in the tariff. However, as of present, the precise scope of what constitutes electricity supply costs and the method of execution on the plan has not yet been determined. However, if the annual increase limit of 3% on electricity supply costs is implemented, it could have an adverse effect on our business, financial condition and results of operations.

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

Fuel costs constituted 34.5%, 31.6% and 28.6% of our cost of sales, and the ratio of fuel costs to our sales was 33.5%, 31.2% and 25.5% in 2018, 2019 and 2020, respectively. Substantially all of the fuel (except for anthracite coal) used by our generation subsidiaries is imported from outside of Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. Pursuant to the terms of our long-term supply contracts, prices are adjusted from time to time subject to prevailing market conditions. See Item 4.B. “Business Overview—Fuel.”

Uranium accounted for 31.9%, 35.7% and 40.6% of our fuel requirements in 2018, 2019 and 2020, respectively. Coal accounted for 53.2%, 51.8% and 45.3% of our fuel requirements in 2018, 2019 and 2020, respectively. LNG accounted for 11.2%, 9.5% and 10.6% of our fuel requirements in 2018, 2019 and 2020, respectively. Oil accounted for 1.4%, 0.5% and 0.4% of our fuel requirements in 2018, 2019 and 2020, respectively. In each case, the fuel requirements are measured by the amount of electricity generated by us and our generation subsidiaries and do not include electricity purchased from independent power producers. In order to ensure stable supplies of fuel materials, our generation subsidiaries enter into long-term and medium-term contracts with various suppliers and supplement such supplies with fuel materials purchased on spot markets.

The price of bituminous coal, which represents our largest fuel requirement, fluctuates significantly from time to time. In 2020, approximately 84% of the bituminous coal requirements of our generation subsidiaries were purchased under long-term contracts and the remaining 16% purchased on the spot market. The average weekly spot price of “free on board” Newcastle coal 6000 GAR published by Bloomberg (Bloomberg Ticker: COASNE60) decreased from US$77.49 per ton in 2019 to US$60.60 per ton in 2020 and increased again to US$98.38 per ton as of March 29, 2021. If the price of bituminous coal were to sharply rise, our generation subsidiaries may not be able to secure their respective bituminous coal supplies at prices commercially acceptable to them.] In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in fuel cost.

From 2018 to 2020, the prices of oil and LNG fluctuated significantly. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil decreased from US$69.3 per barrel in 2018 to US$63.22 per barrel in 2019 to US$42.21 per barrel in 2020 and increased again to US$62.03 per barrel as of March 29, 2021. While there was a significant decrease in the price of crude oil recently, there is no guarantee that this trend will continue.

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

Movements of the Won against the U.S. Dollar and Other Foreign Currencies

Korean Won has fluctuated significantly against major currencies from time to time. For fluctuations in exchange rates, see Item 3.A. “Selected Financial Data—Currency Translations and Exchange Rates.” In particular, Korean Won underwent substantial fluctuations during the recent global financial crisis, and remains subject to significant volatility. The Noon Buying Rate per one U.S. dollar increased from Won 1,112.9 on December 31, 2018 to 1,155.5 on December 31, 2019 and decreased to Won 1,086.1 on December 31, 2020 and increased again to Won 1,114.9 as of April 16, 2021. In 2018 and 2019, the Won generally depreciated against U.S. dollar and other foreign currencies, and such depreciation may result in a significant increase in the cost of fuel materials and equipment purchased from overseas as well as the cost of servicing our foreign currency debt. As of December 31, 2020, 17.1% of our long-term debt (including the current portion but excluding original issue discounts and premium) without taking into consideration of swap transactions was denominated in foreign currencies, principally U.S. dollars. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in U.S. dollars. Since a substantial portion of our revenues is denominated in Won, we must generally obtain foreign currencies through foreign currency-denominated financings or from foreign currency exchange markets to make such purchases or service such debt, fulfill our obligations under existing overseas investments and make new overseas investments. As a result, any significant depreciation of Won against U.S. dollar or other foreign currencies will have a material adverse effect on our profitability and results of operations. See Item 3.D. “Risk Factors—Risks Relating to KEPCO—The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.”

Recent Accounting Changes

See Note 2. (5) to our consolidated financial statements included in this annual report for changes in accounting standards. We believe that these new and revised standards have no material impact on our consolidated financial statements.

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

In light of the new tariff system that came into effect on January 1, 2021 (see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates”), we are in the process of determining how to reflect the new tariff system into our future financial statements.

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

As of December 31, 2018, we had Won 210 billion of net amounts as liabilities. As of December 31, 2019, we had Won 141 billion of net amounts as assets. As of December 31, 2020, we had Won 199 billion of net amounts as liabilities. Changes in the estimated discount factor or cash flow, or changes in the assumptions and judgments by management underlying these estimates, may cause material revisions to the estimated total gain or loss effect of derivative instruments, which could have a material effect on the recorded asset or liability.

Our derivative financial instruments are entered into with major financial institutions, thereby minimizing the risk of credit loss from each counter party.

Decommissioning Costs of Nuclear Plants, Spent Fuels and Radioactive Waste

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

As of December 31, 2018, 2019 and 2020, we had a liability for decommissioning costs in the amounts of Won 16,364 billion, Won 19,237 billion and Won 20,220 billion, respectively. Changes in the estimated costs or timing of decommissioning, or changes in the assumptions and judgments by management underlying these estimates, may cause material revisions to the estimated total cost to decommission these facilities, which could have a material effect on the recorded liability. We used discount rates of 2.94%, 2.43% and 2.20% and inflation rates of 1.21%, 1.10% and 1.07% when calculating the decommissioning cost liability of nuclear plants recorded as of December 31, 2018, 2019 and 2020, respectively. In addition, the following is a sensitivity analysis of the potential impact on decommissioning costs of nuclear plants from a 0.1% increase or decrease in each of the inflation rate and the discount rate, assuming that all other aforementioned assumptions remain constant:

	Sensitivity to inflation rate			Sensitivity to discount rate
	+0.10%		-0.10%	+0.10%	-0.10%
	(in billions of Won)
Increase (decrease) of liability for decommissioning costs of nuclear plants	￦	358	￦ (347)	￦ (327)	￦	337

See Notes 26 and 45 of the notes to our consolidated financial statements included in this annual report for further related information.

Provision for Decontamination of Transformers

Under the Persistent Organic Pollutants Management Act which was enacted in 2007, we are required to remove PCB from our transformers’ insulating oil by 2025. We are also required to inspect the PCB levels in our transformers and dispose of any PCBs in excess of established safety standards.

As of December 31, 2018, 2019 and 2020, we had liabilities of Won 148 billion, Won 153 billion and Won 119 billion, respectively, for inspection and disposal costs related to the decontamination of existing transformers.

The estimates and assumptions used by our management to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

Changes in the estimated costs or changes in the assumptions and judgments underlying these estimates may cause material revisions to the estimated total costs, which could have a material effect on our recorded liability. When calculating the provision for the decontamination of our transformers, we used a discount rate of 2.18% and an inflation rate of 1.27 % as of December 31, 2018, a discount rate of 1.97% and an inflation rate of 1.09% as of December 31, 2019 and a discount rate of 1.83% and an inflation rate of 1.06% as of December 31, 2020.

Deferred Tax Assets

In assessing the realizability of the deferred tax assets, our management considers whether it is probable that a portion or all of the deferred tax assets will not be realized. The ultimate realization of our deferred tax assets is dependent on whether we are able to generate future taxable income in specific tax jurisdictions during the periods in which temporary differences become deductible. Our management has scheduled the expected future reversals of the temporary differences and projected future taxable income in making this assessment. Based on these factors, our management believes that it is probable that we will realize the benefits of these temporary differences as of December 31, 2020. However, the amount of deferred tax assets that is realized may be different if we do not realize estimated future taxable income during the carry forward periods as originally expected.

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

The estimated useful lives of our property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	5 ~ 50
Machinery	2 ~ 32
Vehicles	3 ~ 8
Loaded heavy water	30
Asset retirement costs	18, 30, 40, 60
Right-of-use assets	1 ~ 65
Ships	9
Others	4~15

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

The assessment of impairment is a critical accounting estimate, because significant management judgment is required to determine: (i) whether an indicator of impairment has occurred, (ii) how assets should be grouped, and (iii) the recoverable amount (including the preparation of the VIU estimate) of the asset or asset group in the case of impairment. If management’s assumptions about these assets change as a result of events or circumstances, and management believes the assets may have declined in value, we may record impairment charges, resulting in lower profits. Our management uses its best estimate in making these evaluations and considers various factors, including the future sales volume, unit sales price, cost of power purchase and discount rates. However, actual market prices and operating costs could vary from those used in the impairment evaluations, and the impact of such variations could be material. For the year ended December 31, 2018, we performed impairment tests on individual assets of KHNP and KOWEPO due to potential indication of impairment. For the year ended December 31, 2019, we performed impairment tests on land and others of KEPCO Bylong Australia Pty., Ltd. due to potential indication of impairment. Accordingly, we recognized the amount by which the carrying amount exceeds its recoverable amount as impairment loss on our consolidated statements of comprehensive income. See Note 18 of the notes to our consolidated financial statements included in this annual report for further information.

Accrual for Loss Contingencies for Legal Claims

We are involved in legal proceedings regarding matters arising in the ordinary course of business. In relation to these matters, as of December 31, 2020, we and our subsidiaries were engaged in 663 lawsuits as a defendant and 200 lawsuits as a plaintiff. The total amount claimed against us and our subsidiaries was Won 551 billion and the total amount claimed by us was Won 730 billion as of December 31, 2020. As of December 31, 2020, our provisions for these legal claims amounted to Won 113 billion. These provisions are adjusted when events or circumstances cause these judgments or estimates to change.

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

Consolidated Results of Operations

2020 Compared to 2019

In 2020, our consolidated sales, which is principally derived from the sale of electric power, decreased by 1.1% to Won 57,926 billion in 2020 from Won 58,568 billion in 2019, primarily reflecting a decrease in sales of electric power. Our sale of electric power decreased by 0.4% to Won 56,684 billion for 2020 from Won 56,895 billion for 2019, primarily due to a decrease in the volume of electricity sold. The volume of electricity sold decreased by 2.2% to 509,270 gigawatt hours in 2020 from 520,499 gigawatt hours in 2019, primarily due to a 3.7% decrease in the volume of electricity sold to the industrial sector, which represents the largest segment of electricity consumption in Korea, to 278,660 gigawatt hours in 2020 from 289,240 gigawatt hours in 2019 and a 2.2% decrease in the volume of electricity sold to the commercial sector, which represents the second largest segment of electricity consumption in Korea, to 113,639 gigawatt hours in 2020 from 116,227 gigawatt hours in 2019; which was offset in part by a 5.0% increase in the volume of electricity sold to the residential sector to 76,303 gigawatt hours in 2020 from 72,639 gigawatt hours in 2019. The decrease in the volume of electricity sold to the industrial sector was primarily due to a decrease in the industrial electricity usage from a recession in the manufacturing industry in light of the COVID-19 pandemic, even though the manufacturing industry has traditionally been a major consumer of electricity. The decrease in the volume of electricity sold to the commercial sector was primarily due to the decrease in the commercial electricity usage from a slowdown in the service industry as a consequence of the social distancing in response to the COVID-19 pandemic and less air conditioning used in the stores as a result of a more temperate weather conditions. The increase in the volume of electricity sold to the residential sector was primarily due to increased time spent at home and telecommuting in response to the COVID-19 pandemic and increased use of heat appliances to cope with cold winter. Average unit sales price increased by 1.0% to Won 109.80 per kilowatt-hour in 2020 from Won 108.66 per kilowatt-hour in 2019, primarily due to an increase in each unit sales price in the residential and industrial sector. Our sales of construction services decreased by 35.8% to Won 812 billion in 2020 from Won 1,265 billion in 2019, primarily due to a decrease in sales amount recorded from the ongoing construction of our nuclear complex construction projects in the United Arab Emirates as the construction projects progress over time.

Our consolidated cost of sales, which is principally derived from the purchase of power from independent power producers and to a lesser extent, from raw materials used and depreciation, decreased by 10.3%, to Won 51,805 billion in 2020 from Won 57,780 billion in 2019, primarily due to a 13.9% decrease in power purchase, a 20.7% decrease in raw material used and a 29.5% decrease in other cost of sales, which was partially offset by a 3.9% increase in depreciation.

Power purchase, which accounted for 30.4% and 31.6% of our cost of sales in 2020 and 2019, respectively, decreased by 13.9% to Won 15,725 billion in 2020 from Won 18,270 billion in 2019, primarily due to a decrease in the unit price of power purchase.

Depreciation expense, excluding amortization of nuclear fuel charged to fuel costs in the amounts of Won 1,173 billion and Won 1,050 billion in 2020 and 2019, respectively, increased by 3.9% to Won 9,978 billion in 2020 from Won 9,684 billion in 2019 primarily due to an additional property, plant and equipment acquired in relation to the construction of new generation facilities pursuant to our capital investment program.

Other cost of sales decreased by 29.5% to Won 1,843 billion in 2020 from Won 2,613 billion in 2019 primarily due to a decrease in the price of the greenhouse gas emission allowances and related costs, as our emission decreased from a decrease in coal-fired power generation. For example, we have spent approximately Won 311 billion for the greenhouse gas emission allowances in 2020, compared to Won 710 billion in 2019. For further information, please see Item 4.B. “Business Overview—Environmental Programs.”

As a cumulative result of the foregoing factors, our consolidated gross profit increased by 676.8% to Won 6,121 billion in 2020 from Won 788 billion in 2019, and our consolidated gross profit margin increased to 10.6% in 2020 from 1.3% in 2019. The increases in our consolidated gross profit and consolidated gross profit margin were largely attributable to a 10.3% decrease in our consolidated cost of sales (which was mainly due to 13.9% decrease in the power purchase costs and a 20.7% decrease in raw materials used, which were partially offset by a 3.9% increase in depreciation expense) which substantially outpaced the 1.1% decrease in our consolidated sales (which was primarily due to a 2.2% decrease in the volume of electricity sold and a decrease in sales amount recorded from the ongoing construction of our nuclear complex construction projects in the United Arab Emirates as the construction projects progress over time).

Our consolidated selling and administrative expenses slightly increased by 0.3% to Won 2,678 billion in 2020 from Won 2,670 billion in 2019, largely due to an increase in the labor-related costs from increases in average wage, which was partially offset by a decrease in commissions.

Our consolidated other income, net of expenses, decreased by 18.1% to Won 619 billion in 2020 from Won 756 billion in 2019, mainly as a result of an increase in donation for establishment of laboratory for nuclear power plant decommissioning and of Korea Institute of Energy Technology, formerly known as KEPCO Tech University.

Our consolidated net other gains increased to Won 35 billion in 2020 from net other losses of Won 582 billion in 2019, as the net other losses in 2019 was primarily due to the impairment loss of mining rights in Bylong, Australia.

As a cumulative effect of the foregoing factors, our performance has turned around resulting in our consolidated operating profit of Won 4,097 billion in 2020 from consolidated operating loss of Won 1,708 billion in 2019, and our consolidated operating profit margin increased to 7.1% in 2020 from (2.9)% in 2019. This was mainly due to lower fuel costs from decreasing coal generation to comply with policies to reduce particulate matters in the atmosphere, lower purchasing power price as a result of a declined price of LNG, and lower emission costs as a result of the lower amount of emission caused by a decrease in coal generation.

Our consolidated finance expenses, net, decreased by 21.8% to Won 1,386 billion in 2020 from Won 1,772 billion in 2019, primarily as a result of lower interest payment expenses due to decrease in interest rate and finding new funding sources with lower interest rates.

Our consolidated profit related to associates, joint ventures and subsidiaries increased by 31.3% to Won 281 billion in 2020 from Won 214 billion in 2019, primarily due to decrease in operational expenses owing to lower fuel unit price and higher operating profit after the achievement of commercial operation of facilities owned by joint ventures.

As a cumulative result of the foregoing factors, our consolidated profit (loss) before income taxes turned surplus to a profit of Won 2,992 billion in 2020 from a loss of 3,266 billion in 2019.

Our income tax benefit turned significantly into an expense of Won 899 billion in 2020 from a benefit of Won 1,002 billion in 2019, largely as a result of the increase in our profit before income taxes. Our effective tax rate, which represents tax expense as a percentage of profit before income taxes was 30.05% in 2020. See Note 41 to our consolidated financial statements included in this annual report.

As a cumulative result of the above factors, our consolidated profit (loss) turned surplus to a profit of Won 2,093 billion in 2020 from a loss of Won 2,264 billion in 2019. Our consolidated net profit margin also increased to 3.6% in 2020 from (3.9)% in 2019. Our loss attributable to the owners of the company was a profit of Won 1,991 billion in 2020 compared to a loss of Won 2,346 billion in 2019.

We reported consolidated other comprehensive loss of Won 220 billion in 2020 compared to consolidated other comprehensive income of Won 135 billion in 2019, largely due to a decrease in the remeasurement of defined benefit liability, shares in other comprehensive loss of associates and joint ventures, net of tax, and foreign currency translation loss of foreign operations, net of tax.

As a cumulative result of the above factors, our consolidated total comprehensive income was Won 1,873 billion in 2020, turned into surplus from a loss of Won 2,128 billion in 2019.

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

As a cumulative result of the foregoing factors, our consolidated gross profit decreased by 56.8% to Won 788 billion in 2019 from Won 1,825 billion in 2018, and our consolidated gross profit margin decreased to 1.3% in 2019 from 3.0% in 2018. The decreases in our consolidated gross profit and consolidated gross profit margin were largely attributable to a 2.4% decrease in our consolidated sales (which was mainly due to 1.1% decrease in the volume of electricity sold and a 27.4% decrease in the sales of construction services), which were partially offset by a 0.7% decrease in cost of sales (which was primarily due to 0.2% decrease in power purchase, a 12.6% decrease in raw materials used and a 4.5% decrease in welfare and benefit expenses, which were in turn partially offset by the 10.5% increase in depreciation and a 20.4% increase in other cost of sales).

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

As a cumulative result of the foregoing factors, our consolidated operating loss increased by 149.3% to an operating loss of Won 1,708 billion in 2019 from an operating loss of Won 685 billion in 2018, and our consolidated operating profit margin decreased to (2.9)% in 2019 from (1.1)% in 2018. These decreases were mainly due to a decrease in sales resulting from a weakened domestic economy, a general decline in electricity sales due to a decreased demand for air conditioning and heating, an increase in depreciation expense and an increase in the cost of greenhouse gas emission allowances.

Our consolidated finance expenses, net, increased by 5.9% to Won 1,772 billion in 2019 from Won 1,674 billion in 2018, primarily as a result of an increase in the interest expenses due to increased borrowings and bond issuances.

Our consolidated profit related to associates, joint ventures and subsidiaries decreased by 40.2% to Won 214 billion in 2019 from Won 358 billion in 2018, primarily due to a decline in sales and revenue of certain of our associates and joint ventures abroad and losses from Korea Gas Corporation’s overseas equity investments.

As a cumulative result of the foregoing factors, our consolidated loss before income taxes increased by 63.2% to a loss of Won 3,266 billion in 2019 from a loss of Won 2,001 billion in 2018.

Our income tax benefit increased to Won 1,002 billion in 2019 from Won 826 billion in 2018, largely as a result of the decrease in our profit before income taxes. Our effective tax rate, which represents tax expense as a percentage of profit before income taxes, was not calculated for income tax benefit caused by net operating losses in 2019 and 2018 and was 60.1% in 2017. See Note 41 to our financial statements included in this annual report.

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

Segment Results

We operate the following business segments: transmission and distribution, nuclear power generation and thermal power generation and all others. The transmission and distribution segment, which is operated by us, the parent company, consists of operations related to the transmission, distribution and sale to end-users of electricity purchased from our generation subsidiaries as well as from independent power producers. The power generation segment, which is operated by our one nuclear generation subsidiary and five non-nuclear generation subsidiaries, consists of operations related to the generation of electricity sold to us through the Korea Power Exchange. The transmission and distribution segment and the power generation segment together represent our electricity business. The remainder of our operation is categorized as “all others.” The all other segment consists primarily of operations related to the plant maintenance and engineering service, information services, and sales of nuclear fuel, communication line leasing, overseas businesses and others. In 2018, 2019 and 2020, the unaffiliated revenues of the power generation segment (representing the six generation subsidiaries) and all our other revenues in the aggregate amounted to only 2.9%, 2.7% and 3.1% of our consolidated revenues, respectively, and the results of operations for our business segments substantially mirror our consolidated results of operations. For further information, see Note 4 of the notes to our consolidated financial statements included in this annual report.

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

Our total capital expenditures for the construction of generation, transmission and distribution facilities were Won 13,695 billion, Won 15,795 billion and Won 15,485 billion in 2018, 2019 and 2020, respectively, and under our current budgets, are estimated to be approximately Won 14,397 billion, Won 16,310 billion and Won 15,316 billion, in 2021, 2022 and 2023, respectively. We plan to finance our capital expenditures primarily through issuance of securities in the capital markets, borrowings from financial institutions and construction grants.

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

Furthermore, as part of the Comprehensive Measures against Particulate Matter and the Eighth Basic Plan, announced by the Government in September 2017 and December 2017, respectively, the Government set forth the following policy directions relating to coal-fired generation units: (i) two coal-fired generation units scheduled for construction and four existing coal-fired generation units shall convert to LNG fuel use, (ii) in principle, construction of new coal-fired generation units shall not be planned, (iii) seven of the coal-fired generation units that are 30 years or older will be shut down on an accelerated schedule, (iv) beginning in 2018, coal-fired generation units that are 30 years or older shall temporarily cease operations from March through June of each year, (v) coal-fired generation units shall be put through comprehensive functional and environmental upgrades and (vi) coal-fired generation units shall be subject to emission standards that came into effect in January 2019 that are twice as more rigorous than the previous standards. Compliance with such measures is expected to result in significant additional costs.

We plan to establish a research and entrepreneurship-oriented university specializing in the energy field. See Item 4.B. “Business Overview—Establishment of a University.” On August 8, 2019, our Board of Directors

resolved to make an initial contribution of Won 60 billion for the promotion, initial operation and the design of the university campus.

Fuel Purchases

We require significant funds to finance our operations, principally in relation to the purchase of fuels by our generation subsidiaries for generation of electricity. In 2018, 2019 and 2020, fuel costs constituted 34.5%, 31.6% and 28.6% of our cost of sales and the ratio of fuel costs to our sales was 33.5%, 31.2% and 25.5%, respectively. We plan to fund our fuel purchases primarily with net operating cash, although in cases of rapid increases in fuel prices as is the case from time to time, we may also rely on borrowings from financial institutions and issuance of debt securities in the capital markets.

Repayment of Existing Debt

Payments of principal and interest on indebtedness will require considerable resources. The table below sets forth the scheduled maturities of the outstanding interest-bearing debt (excluding original issue discounts and premium) without taking into consideration of swap transactions of us and our six wholly-owned generation subsidiaries as of December 31, 2020 for each year from 2021 to 2025 and thereafter. As of December 31, 2020, such debt represented 95.7% of our outstanding debt on a consolidated basis.

Year ended December 31	Local Currency Borrowings	Foreign Currency Borrowings	Domestic Debentures	Foreign Debentures	Total
	(in billions of Won)
2021	1,540	8	7,241	1,305	10,094
2022	214	1	6,700	2,013	8,928
2023	563	—	6,340	1,523	8,426
2024	212	—	5,380	1,289	6,881
2025	12	—	4,020	1,741	5,773
Thereafter	28	—	24,590	2,188	26,806
Total	2,569	9	54,271	10,059	66,908

We and our six wholly-owned generation subsidiaries incurred interest charges (including capitalized interest) in relation to our interest-bearing debt of Won 2,362 billion, Won 2,536 billion and Won 2,438 billion in 2018, 2019 and 2020, respectively. We anticipate that interest charges will increase in future years because of, among other factors, anticipated increases in our long-term debt. See “—Capital Resources” below. The weighted average rates of interest on our and our six wholly-owned generation subsidiaries’ debt were 3.23%, 2.75% and 2.55% in 2018, 2019 and 2020, respectively.

Overseas Investments

As part of our revenue diversification and fuel procurement strategy, we plan to continue to make overseas investments on a selective basis, which will be funded primarily through foreign currency-denominated borrowings and debt securities issuances as well as net operating cash from such projects.

Capital Resources

We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, issuance of debt securities and borrowings from financial institutions. Net cash provided by operating activities is primarily a function of electricity sales and fuel purchases and is also affected by increases and decreases in trade receivables, trade payables and inventory related to electricity sales and fuel purchases. Net cash provided by operating activities was Won 6,680 billion, Won 8,213 billion and Won 13,208 billion in 2018, 2019 and 2020, respectively.

As of December 31, 2018, 2019 and 2020, our long-term debt (excluding the current portion but including original issue discounts and premium), without taking into consideration of swap transactions, amounted to Won 53,073 billion, Won 59,019 billion and Won 59,050 billion, respectively, representing 74.7%, 85.7% and 83.6% of equity, respectively, as of such dates. As of December 31, 2018, 2019 and 2020, the current portions of our long-term debt were Won 7,101 billion, Won 7,759 billion and Won 9,238 billion, respectively. As of December 31, 2018, 2019 and 2020, our short-term borrowings amounted to Won 861 billion, Won 1,099 billion and Won 1,437 billion, respectively. See Note 23 of the notes to our consolidated financial statements included in this annual report. Total long-term debt (including the current portion but excluding original issue discounts and premium), without taking into consideration of swap transactions, as of December 31, 2020 was Won 68,451 billion, of which Won 56,759 billion was denominated in Won and an equivalent of Won 11,692 billion was denominated in foreign currencies, primarily U.S. dollars. We, KHNP, KOMIPO and KOWEPO also maintain global medium-term note programs in the aggregate amount of US$13 billion, of which approximately US$8 billion remains currently available for future drawdown. KOSEP also maintains an A$2 billion Australian dollar medium-term note program, of which approximately A$1.7 billion remains current available for future drawdown.

Subject to the implementation of our capital expenditure plan and the sale of our interests in our generation subsidiaries and other subsidiaries, our long-term debt may increase or decrease in future years. Until recently, a significant portion of our long-term debt was raised through foreign currency-denominated borrowings. Our foreign currency-denominated long-term debt (including the current portion but excluding original issue discounts and premium), without taking into consideration of swap transactions, amounted to Won 11,694 billion and Won 11,692 billion as of December 31, 2019 and 2020, respectively.

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

We incur our short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had, and we do not expect to have, any material difficulties in obtaining short-term borrowings. In addition, in order to prepare for potential liquidity shortage, we maintain several credit facilities with financial institutions, with Won-denominated facilities amounting to Won 5,119 billion in aggregate and foreign currency-denominated facilities amounting to US$1,810 million in aggregate. The full amount of these facilities was available as of December 31, 2020.

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

Our total shareholders’ equity increased by 2.6% from Won 68,890 billion as of December 31, 2019 to Won 70,667 billion as of December 31, 2020, mainly as a result of an increase in total comprehensive income.

Liquidity

Our liquidity is substantially affected by our acquisition of property, plant and equipment, fuel purchases and schedule of repayment of debt. Our property, plant and equipment increased by 2.4% from Won 164,702 billion as of December 31, 2019 to Won 168,709 billion as of December 31, 2020. As the fuel costs decreased by 19.0% from Won 18,261 billion in 2019 to Won 14,794 billion in 2020, our current trade and other payables also decreased from Won 6,649 billion as of December 31, 2019 to Won 6,257 billion as of December 31, 2020. Our current financial liabilities increased by 20.1% from Won 8,931 billion as of December 31, 2019 to Won 10,725 billion as of December 31, 2020 according to our debt repayment schedule.

Our cash flows are also impacted by other factors. Our net cash provided by operating activities increased by 60.8% from Won 8,213 billion in 2019 to Won 13,208 billion in 2020. There was an increase in profit of Won 4,356 billion during 2020 compared to 2019.

Our cash flows from investing activities are mainly affected by the acquisition of property, plant and equipment and financial assets, which was Won 22,485 billion in 2020, as well as the proceeds from disposals of financial assets, which was Won 8,020 billion in 2020. Our net cash used in investing activities increased by 9.9% from Won 13,499 billion in 2019 to Won 14,832 billion in 2020, mainly due to an increase in acquisition of financial assets of Won 7,038 billion offset by the increase in proceeds from disposals of financial assets of Won 5,237 billion and decreases in acquisition of property, plant and equipment of Won 719 billion.

Our cash flows from financing activities are mainly affected by the proceeds and repayment of long-term borrowings and debt securities, which was Won 2,193 billion in 2020, as well as the payment of lease liabilities, which was Won 614 billion in 2020. Our net cash from financing activities decreased by 52.8% from Won 5,775 billion in 2019 to Won 1,881 billion in 2020, largely due to a decrease of Won 3,051 billion in proceeds from long-term borrowings and securities.

Due to the capital-intensive nature of our business as well as significant volatility in fuel prices, from time to time we operate with working capital deficits, and we may have substantial working capital deficits in the future. As of December 31, 2018, 2019 and 2020, we had a working capital deficit of Won 2,096 billion, Won 4,749 billion and Won 5,319 billion, respectively. We have traditionally met our working capital and other capital requirements primarily with net cash provided by operating activities, issuance of debt securities, borrowings from financial institutions and construction grants. We also incur short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had, and we do not expect to have, any material difficulties in obtaining short-term borrowings. See “—Capital Resources.”

We may face liquidity concerns in the case of sudden and sharp depreciation of the Won against major foreign currencies or depreciation over a sustained period of time. While substantially all of our revenues and our cash and cash equivalents are denominated in Won, we pay for substantially all of our fuel purchases in foreign currencies and a substantial portion of our long-term debt is denominated in foreign currencies, and payment of principal and interest thereon is made in foreign currencies. In the past, we have incurred foreign currency debt principally due to the limited availability and the high cost of Won-denominated financing in Korea. However, in light of the increasing sophistication of the Korean capital markets and the recent increase in Won liquidity in the Korean financial markets, we plan to reduce the portion of our debt which is denominated in foreign currencies although we intend to continue to raise certain amounts of capital through long-term foreign currency debt for purposes of maintaining diversity in our funding sources as well as paying for overseas investments and fuel procurements in foreign currencies. As of December 31, 2020, 17.1% of our long-term debt (including the current portion but excluding original issue discounts and premium) without taking into consideration of swap transactions was denominated principally in U.S. dollars.

We enter into currency swaps and other hedging arrangements with respect to our foreign currency denominated debt only to a limited extent primarily due to the limited size of the Korean market for such derivative instrument. Such instruments include combined currency and interest rate swap agreements, interest rate swaps and foreign exchange agreements. We do not enter into derivative financial instruments in order to hedge market risk resulting from fluctuations in fuel costs. Our policy is to hold or issue derivative financial instruments for hedging purposes only. See Note 12 of the notes to our consolidated financial statements.

We did not pay any dividends in respect of fiscal year 2018, 2019. We paid dividends of Won 1,216 per share in respect of fiscal year 2020.

Other

Our operations are materially affected by the policies and actions of the Government. See Item 4.B. “Business Overview—Regulation.”

Item 5.C.	Research and Development, Patents and Licenses, etc.

Research and Development

Our research and development program is focused on developing advanced electric power, renewable energy, smart grid and customer-friendly electricity service technologies that will enable us to become a global leader in the energy industry. In order to achieve our corporate vision of becoming a “KEPCO – A Smart Energy Creator” in 2014, we adopted the KEPCO Technology Strategy, which emphasizes enhanced technological convergence and customer service. As part of such strategy, we are continuously investing in technology development to preemptively respond to changes in the energy paradigm and to improve the quality of the electricity. As a result, we secured 24 core strategic technologies and 78 first-in-class technologies in the related fields such as power network upgrading, 4th industrial revolution and renewable energy. In 2020, consistent with the Government guidelines, we plan to invest approximately 5.2% of our annual estimated net sales in the research and development. We also actively cope with changes in the external environment represented by 3Ds (Digitalization, Decarbonization and Decentralization) and established medium and long-term technology development strategies for core strategies to create sustainable new growth engines. We plan to invest in the following: (i) a system platform that combines technologies such as big data, artificial intelligence and cloud computing; (ii) digitalization technology of electric power facility; (iii) power energy storage technology; (iv) advanced renewable energy technology; (v) energy consumption optimization demand management technology; (vi) advanced power generation technology; (vii) international power grid connection technology and (viii) active distribution system technology to secure 150 core technologies that can contribute to national development and quality of life of our customers:

Our high-priority “creative smart energy” projects currently include the following:

•	constructing smart energy city;

•	increasing the receptivity of renewable energy;

•	capturing, utilizing and storing carbon;

•	improving hydrogen production efficiency through water electrolysis;

•	commercializing offshore wind power plants;

•	introducing and demonstrating new kinds of high-capacity energy storage devices; and

•	obtaining high-voltage direct currents technology suitable for domestic operation.

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

•

in the electric power system sector, enhancing the stability and reliability in the operation of our electric power grid as well as enhancing efficiency in electricity distribution, including through build-out of large-sized electricity storage facilities and superconducting transmission cable grids, introducing preventive maintenance measures for substations and developing technologies related to system automation and power utilization; and

•

in the customer service sector, developing technologies enabling a greater range of business opportunities and heightened customer service in anticipation of the upcoming rollout of the smart grid system.

In addition, we cooperate closely with several other electric utility companies and research institutes, both foreign and domestic, on various projects to diversify the scope and scale of our research and development activities.

We invested Won 929 billion, Won 976 billion and Won 350 billion in 2018, 2019 and 2020, respectively, and currently plan to invest Won 455 billion in 2021, on research and development. Our current focus in research and development is primarily in the area of ICT-based smart energy technological development. We had 604 employees engaged in research and development activities as of December 31, 2020. As a result of our research, we had 3,677 registered patents and 6,382 patent applications outstanding in Korea and abroad as of December 31, 2020.

Item 5.D.	Trend Information

Trends, uncertainties and events which could have a material impact on our sales, liquidity and capital resources are discussed above in Item 5.A. “Operating Results” and Item 5.B. “Liquidity and Capital Resources.”

Item 5.E.	Off-Balance Sheet Arrangements

We had no significant off-balance sheet arrangements as of December 31, 2020.

Item 5.F.	Tabular Disclosure of Contractual Obligations

The following summarizes our known contractual obligations on a consolidated basis as of December 31, 2020 and the effect such obligations are expected to have on liquidity and cash flow in future periods.

	Payments Due by Period
Contractual Obligations(1)	Total		Less than 1 year		1–3 years		3–5 years		After 5 years
	(in billions of Won)
Long-term debt(2)	￦	68,451	￦	9,241	￦	17,541	￦	12,769	￦	28,900
Short-term borrowings		1,437		1,437		—		—		—
Interest payments(3)		12,438		1,733		2,402		1,914		6,389
Lease liabilities		5,210		616		517		1,616		2,461

Total	￦	87,536	￦	13,027	￦	20,460	￦	16,299	￦	37,750

Notes:

(1)

Other than as set forth in this table, we have several other contractual obligations, including fuel purchase agreements. As for fuel purchase agreements, we entered into several contracts under which we were committed to purchasing minimum quantities of fuel, including approximately 60 to 70 million tons of bituminous coal in 2020. As for all uranium ore concentrates, in order to ensure stable supply, we enter into long-term and medium-term contracts with various suppliers and supplements such supplies with purchases in spot markets. We negotiate annually with Korea Gas Corporation and other suppliers to purchase LNG. The fuel purchase price is typically negotiated near or at time of purchase subject to prevailing market conditions. In 2020, the fuel cost incurred to us was Won 14.8 trillion.
(2)	Long-term debt represents long-term borrowings and debt securities including the current portion excluding interest.
(3)

Our long-term debt and short-term borrowings have fixed or variable rate of interest. For the variable rate of interest, we used the rate in effect as of December 31, 2020 in calculating the interest payments on debt for the periods indicated.

For a description of our commercial commitments and contingent liabilities, see Note 50 of the notes to our consolidated financial statements included in this annual report.

We entered into a power purchase agreement with GS EPS Co., Ltd., POSCO Energy Corp. and CGN Yulchon Generation Co., Ltd. respectively, which are non-renewable energy independent power producers that are not part of the Community Energy System, under which we are required to purchase all electricity generated by these companies to the extent such electricity is traded through the Korea Power Exchange. The purchase prices for such electricity are predetermined under the power purchase agreements, subject to annual adjustments. We purchased power from these companies in the amounts of Won 966 billion, Won 500 billion and Won 379 billion in 2018, 2019 and 2020, respectively. As a result of the expiration of the contractual periods, our agreement with POSCO Energy Corp. terminated on June 30, 2020 and our agreement with GS EPS Co., Ltd. terminated on March 31, 2021.

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

We import all uranium ore concentrates from sources outside Korea (including Canada, France, the United Kingdom, Switzerland, Kazakhstan, Australia, Germany, Hong Kong, Japan and Uzbekistan) through medium- to long-term contracts and pay for such concentrates with currencies other than Won, primarily U.S. dollars. Contract prices for processing of uranium are generally based on market prices. See Note 49 of the notes to our consolidated financial statements for further details of these contracts.

Under the Long-term Transmission and Substation Plan approved by the Ministry of Trade, Industry and Energy, we are liable for the construction of all of our power transmission facilities and the maintenance and repair expenses for such facilities.

Payment guarantees and short-term credit facilities from financial institutions as of December 31, 2020 were as follows:

Payment guarantee

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of foreign currencies)
Payment of import letter of credits	Shinhan Bank and others	USD	938,400
	Mizuho Bank	MXN	3,666
Inclusive credits	Hana Bank	KRW	8,000
	Hana Bank and others	USD	30,722
	Shinhan Bank	INR	70,028
Performance guarantees on Contract	Seoul Guarantee Insurance and others	KRW	66,890
	First Abu Dhabi Bank and others	USD	1,036,334
	Korea Development Bank and others	JPY	637,670
	Hana Bank	EUR	4,065
	Shinhan Bank	INR	6,806
	Hana Bank	CAD	148
	Maybank	MYR	7,500
	Hana Bank	SAR	68,054
Guarantees for bid	Hana Bank	USD	10,000
	Hana Bank	EUR	2
Warranty bond and others	Seoul Guarantee Insurance	KRW	40,153
	Export-Import Bank of Korea and others	USD	550,616
	Hana Bank	SAR	6,508
	Hana Bank	MXN	20,538
Payment on payable from foreign country	Nonghyup Bank	USD	8,700
Trade finance	BNP Paribas and others	USD	750,000
Other guarantees	Nonghyup Bank and others	KRW	654,162
	Export-Import Bank of Korea and others	USD	2,268,158
	Shinhan Bank	JPY	381,210
	Standard Chartered	AED	50
	Shinhan Bank	MXN	6,471

Overdraft and Others

Description	Financial Institutions	Credit Lines
		(In millions of Won or thousands of foreign currencies)
Overdraft	Nonghyup Bank and others	KRW	2,216,500
Limit amount available for commercial paper	Hana Bank	KRW	1,150,000
Limit amount available for card	Hana Bank and others	KRW	47,104
	Banco de Oro	PHP	5,000
Loan limit	Kookmin Bank and others	KRW	1,752,333
	DBS Bank and others	USD	1,809,700

We have outstanding borrowings with a limit of USD 275,600 thousand from our creditors such as International Finance Corporation. Regarding the borrowing contract, we have guaranteed capital contribution of

USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. Moreover, for one of the electricity purchasers, Central Power Purchasing Agency Guarantee Ltd., we have provided payment guarantee up to USD 2,777 thousand, in case of construction delay or insufficient contract volume after commencement of the construction.

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

We have provided USD 16,000 thousand of business performance guarantees to AEP Texas, Inc., for the construction, ownership, operation, and related cost-bearing implementation of electric power transmission equipment regarding Concho Valley solar business in the United States.

We have provided a guarantee to complete the construction of the waste oil refining power generation plant of Next energy Co., Ltd. (contract amount: Won 14.7 billion) to the financial institution agents, and thus we are liable to compensate to financial institution agents for the any damages incurred in the event of incompletion of the construction. Also, the power generation guarantee agreement was concluded in connection with the consignment service for management and operations (the repayment period of the principal of the loan) after the completion of the construction. If the amount of power generated falls short of the contracted power generation amount, we will be liable to pay compensation for the shortage. We have recognized Won 13.5 billion as a provision based on the assessment of expected outflow of resources.

We have provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of December 31, 2020.

Existing guarantees provided by us to our associates and joint ventures as of December 31, 2020 are as follows.

Primary Guarantor (Providing Company)	Principal Obligator (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
(In millions of Won or thousands of foreign currencies)
KEPCO	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD	11,000	Shuweihat Asia Power Investment B.V.
KEPCO	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD	1,387	Rabigh Electricity Company
KEPCO	Nghi Son 2 Power LLC	Performance guarantees	USD	70,000	SMBC Ho Chi Minh and others
		Debt guarantees	USD	285,000	SMBC Singapore

Primary Guarantor (Providing Company)	Principal Obligator (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
(In millions of Won or thousands of foreign currencies)
KEPCO	Barakah One Company	Debt guarantees	USD	900,000	Export-Import Bank of Korea and others
		Performance guarantees and others	USD	4,439,920
KEPCO	RE Holiday Holdings LLC	Performance guarantees(12)	USD	206,494	EPS Renewables Holdings, LLC, Santander Bank and others
KEPCO	RE Pioneer Holdings LLC	Performance guarantees	USD	158,718	EPS Renewables Holdings, LLC, Santander Bank and others
KEPCO	RE Barren Ridge 1 Holdings LLC	Performance guarantees(12)	USD	135,783	Firstar Development, LLC, Santander Bank and others
KEPCO	Rabigh Electricity Company	Performance guarantees	SAR	6,508	Hana Bank
		Performance guarantees	SAR	68,054
KEPCO	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD	100,000	ING Bank
KEPCO	Amman Asia Electric Power Company	Performance guarantees	USD	16,800	Shinhan Bank
KEPCO	Pulau Indah Power Plant Sdn. Bhd.	Performance guarantees	MYR	7,500	Maybank
KOWEPO	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW	4,940	Kookmin Bank and others
		Guarantees for supplemental funding and others(1)	—	—
KOWEPO	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD	2,500	Krung Thai Bank
		Collateralized money invested	KRW	64,570
		Impounding bonus guarantees	USD	5,000	SK E&C
KOWEPO	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR	11,200	National Bank of Kuwait
KOWEPO	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW	2,066	Korea Development Bank
KOWEPO	Dongducheon Dream Power Co., Ltd.	Collateralized money invested(7)	KRW	45,041	Kookmin Bank and others
		Debt guarantees	KRW	20,300	BNK Securities
KOWEPO	PT. Mutiara Jawa	Collateralized money invested	KRW	1,780	Woori Bank

Primary Guarantor (Providing Company)	Principal Obligator (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
(In millions of Won or thousands of foreign currencies)
KOWEPO	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	210	Nonghyup Bank
KOWEPO	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW	69,591	Kookmin Bank
		Guarantees for supplemental funding(1)	—	—	Kookmin Bank and others
KOWEPO	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW	3,065	Nonghyup Bank
KOWEPO	Sam-Yang Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW	5,535	Korea Development Bank and others
		Guarantees for supplemental funding(1)	—	—
KOWEPO	Muan Solar park Co., Ltd.	Collateralized money invested	KRW	4,180	IBK and others
KOWEPO	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW	5,510	Hana Bank and others
		Guarantees for supplemental funding(1)	—	—
EWP	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW	5,378	Korea Development Bank and others
EWP	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW	14,814	Kookmin Bank and others
		Guarantees for supplemental funding(1)	—	—
EWP	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW	27,518	Kookmin Bank and others
		Guarantees for supplemental funding(1)	KRW	90,800
EWP	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW	3,887	Shinhan Bank and others
		Guarantees for supplemental funding(1)	—	—
EWP	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW	244,426	Korea Development Bank and others
		Guarantees for supplemental funding(1)	—	—
EWP	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW	3,124	Kookmin Bank and others
EWP	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW	17,256	KDB Capital Corporation and others
		Guarantees for supplemental funding(1)	—	—
EWP	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW	22,552	IBK

Primary Guarantor (Providing Company)	Principal Obligator (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
(In millions of Won or thousands of foreign currencies)
		Guarantees for supplemental funding(1)	KRW	18,989
EWP	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW	13,362	Samsung Fire & Marine Insurance Co., Ltd. and others
EWP	PT. Tanjung Power Indonesia	Debt guarantees	USD	24,544	SMBC
		Other guarantees	USD	3,150	PT Adaro Indonesia
		Guarantees for supplemental funding(1)	—	—	SMBC and others
		Collateralized money invested	KRW	33,063	MUFG and others
EWP	South Jamaica Power Company Limited	Performance guarantees	USD	14,400	Societe Generale
		Collateralized money invested	KRW	31,897	JCSD Trustee Services Limited and others
EWP Barbados 1 SRL	South Jamaica Power Company Limited	Guarantees for supplemental funding(1, 3)	—	—	JCSD Trustee Services Limited and others
EWP	DE Energia SpA	Collateralized money invested	KRW	8,187	Mirae Asset Daewoo Co., Ltd. and others
		Debt guarantees	USD	5,728
		Payment guarantees(10)	USD	1,066	Hana Bank
EWP	Bitsolar Energy Co., Ltd.	Collateralized money invested	KRW	352	Mirae Asset Life Insurance Co., Ltd. and others
KOSPO	KNH Solar Co., Ltd.	Collateralized money invested	KRW	2,436	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding(1)	—	—
KOSPO	Daeryun Power Co., Ltd.	Collateralized money invested	KRW	26,353	Korea Development Bank and others
		Guarantees for supplemental funding and others(1)	KRW	8,000
KOSPO	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW	23,045	Shinhan Bank and others
		Performance guarantees	—	—
KOSPO	Kelar S.A.	Performance guarantees	USD	57,987	Hana Bank, MUFG
KOSPO	Daehan Wind Power PSC	Performance guarantees	USD	3,600	Shinhan Bank
		Payment guarantees(9)	USD	1,898	Hana Bank

Primary Guarantor (Providing Company)	Principal Obligator (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
(In millions of Won or thousands of foreign currencies)
KOSPO	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW	5,027	Woori Bank and Shinhan Bank and others
		Performance guarantees	—	—
KOSPO	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW	3,087	IBK
KOSPO	Jeongam Wind Power Co., Ltd.	Performance guarantees	—	—	SK Securities Co., LTD., KDB Capital Corporation, and others
		Collateralized money invested	KRW	4,620
KOSPO	Samcheok Eco Materials Co., Ltd.	Payment guarantees(4)	—	—	SEM Investment Co., Ltd.
KOSPO	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW	7,379	Kookmin Bank and others
KOSPO	Naepo Green Energy Co., Ltd.	Collateralized money invested(11)	—	—	IBK and others
		Guarantees for supplemental funding and others(1)	KRW	30,000
		Guarantees for other supplemental funding and performance guarantees(1)	—	—
Kospo Chile SpA	Kelar S.A.	Collateralized money invested	KRW	71,449	Export-Import Bank of Korea and others
	Chester Solar I SpA	Collateralized money invested	KRW	1,621	IBK
	Chester Solar IV SpA	Collateralized money invested	KRW	1,064
	Chester Solar V SpA	Collateralized money invested	KRW	277
	Diego de Almagro Solar Spa	Collateralized money invested	KRW	1,490
	Laurel SpA	Collateralized money invested	KRW	1,092
KOMIPO	YeongGwang Yaksu Wind Electric. Co., Ltd.	Collateralized money invested	KRW	312	IBK and others
KOMIPO	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW	132,774	Korea Development Bank and others
KOMIPO	PT. Cirebon Electric Power	Debt guarantees	USD	10,038	Mizuho Bank
KOMIPO	PT. Wampu Electric Power	Debt guarantees	USD	5,271	SMBC

Primary Guarantor (Providing Company)	Principal Obligator (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
(In millions of Won or thousands of foreign currencies)
KOMIPO	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW	25	IBK
		Guarantees for supplemental funding and others(1)	—	—	IBK and others
KOMIPO	Yaksu ESS Co., Ltd.	Collateralized money invested	KRW	454	IBK
KOMIPO	Namjeongsusang Solar Power Operation Co., Ltd.	Collateralized money invested	KRW	103	IBK
KOMIPO	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW	4,682	Kyobo Life Insurance Co., Ltd. and others
KOMIPO	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW	1,096	IBK
KOMIPO	Goesan SolarPark Co., Ltd.	Collateralized money invested	KRW	1,684	IBK
KOMIPO	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW	29	IBK and others
		Guarantees for supplemental funding(1)	—	—
KOSEP	Dayone Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)	Collateralized money invested(1)	—	—	IBK
		Guarantees for supplemental funding and others(1, 6)	KRW	76,800	NH investment & securities Co., Ltd. and others
KOSEP	S-Power Co., Ltd.	Collateralized money invested	KRW	110,292	Korea Development Bank and others
KOSEP	RES Technology AD	Collateralized money invested	KRW	15,930	UniCredit Bulbank and others
KOSEP	ASM-BG Investicii AD	Collateralized money invested	KRW	18,200	UniCredit Bulbank and others
KOSEP	Expressway Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding(1, 2)	KRW	2,500	Woori Bank
KOSEP	Goseong Green Power Co., Ltd.	Collateralized money invested	KRW	2,186	Kyobo Life Insurance Co., Ltd. and others
KOSEP	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW	2,368	Kyobo Life Insurance Co., Ltd. and others

Primary Guarantor (Providing Company)	Principal Obligator (Provided Company)	Type of Guarantees	Currency	Credit Limit	Guarantee (Final Provided Company)
(In millions of Won or thousands of foreign currencies)
KOSEP	PND solar Co., Ltd.	Collateralized money invested	KRW	1,149	IBK
KOSEP	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW	4,250	Samsung Life Insurance and others
KOSEP	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW	2,195	IBK
KOSEP	Cheongsong Myeonbongsan Wind Power Plant Co., Ltd.	Collateralized money invested	KRW	4,124	Kyobo Life Insurance Co., Ltd. and others
KOSEP	Youngam Solar Power Co., Ltd.	Collateralized money invested	KRW	6,042	Kookmin Bank and others
KOSEP	Samsu Wind Power Co., Ltd.	Collateralized money invested	KRW	2,607	Shinhan Bank and others
KOSEP	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested	KRW	11,022	Woori Bank and others
KHNP	Noeul Green Energy Co., Ltd.	Collateralized money invested	KRW	4,197	Hana Bank and others
KHNP	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW	8,778	Shinhan Bank and others
KHNP	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW	3,453	Woori Bank and others
KPS	Incheon New Power Co., Ltd.	Collateralized money invested(8)	—	—	Shinhan Bank
		Guarantees for supplemental funding(1)	—	—

Notes:

(1)	We guarantee to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
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

(3)

This includes a guarantee for the shareholder’s capital payment in connection with the business of 190MW gas complex thermal power plant in Jamaica. EWP Barbados 1 SRL’s capital contribution amount is USD 18,400 thousand and there is no residual guarantee amount among total collateral limit.

(4)

Controlling and non-controlling common shareholders of Samcheok Eco Materials Co., Ltd. have pre-emption rights, if preferred shareholders intend to sell their shares until December 26, 2023. The promised yield of the preferred stock is guaranteed through the transaction. As of December 31, 2020, we have recognized derivative liabilities of W6,760 million related to the guarantee. Meanwhile, we are under an agreement with Samcheok Eco Materials Co., Ltd. that if a damage incurs related to the fulfillment of obligations pursuant to the mandatory contract of coal ash supply, compensation for the expected amount of the damage should be settled.

(5)

We recognized an impairment loss on all of the equity securities of Dayone Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.) before the prior year, and the acquisition cost of the securities provided as collateral is Won 47,067 million.

(6)

Pursuant to the guarantee agreement, we recognized other provisions of Won 26,772 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(7)	The common stocks of Dongducheon Dream Power Co., Ltd. held by us were pledged as collateral.
(8)

We recognized an impairment loss on all of the equity securities of Incheon New Power Co., Ltd. during the year ended December 31, 2019, and the acquisition cost of the securities provided as collateral is Won 461 million.

(9)	We provided a payment guarantee to Daehan Wind Power PSC for opening LC for Debt Service Reserve Account (DSRA).
(10)	This includes a guarantee related to LC for debt repayment allowance provided to DE Energia SpA, a joint venture of us.
(11)

We recognized an impairment loss on all of the equity securities of Naepo Green Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ￦29,200 million.

(12)	The credit limits of guarantees to RE Holiday Holdings LLC and RE Barren Ridge 1 Holdings LLC include the credit limits of guarantees to their subsidiaries.

Other than as described in this annual report and also in Notes 47 and 50 of the notes to our consolidated financial statements included in this annual report, we did not have any other material credit lines and guarantee commitments provided to any third parties as of December 31, 2020.

Item 5.G. Safe Harbor

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see “Forward Looking Statements” on page 1 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A. Directors and Senior Management

Board of Directors

Under the KEPCO Act, the Act on the Management of Public Institutions and our Articles of Incorporation, our board of directors, which is required to consist of not more than 15 directors, including the president, is vested with the authority over our management.

Pursuant to the Act on the Management of Public Institutions and our Articles of Incorporation, we have two types of directors: standing directors (‘sang-im-isa’ in Korean) and non-standing directors (‘bi-sang-im-isa’ in Korean). Please see the below discussion under “—Standing Directors” and “—Non-standing Directors” for more information.

Under our Articles of Incorporation, there may not be more than seven standing directors, including our president, and more than eight non-standing directors. The number of non-standing directors must exceed the number of standing directors, including our president. A senior non-standing director appointed by the Ministry of Economy and Finance becomes our chairman of the board following the review and resolution of the Committee for Management of Public Institutions.

Standing Directors

The standing directors refer to our directors who serve their directorship positions in full-time capacity.

Our president serves as our chief executive officer and represents us and administers our day-to-day business in all matters and bears the responsibility for the management’s performance. Our president is appointed by the President of the Republic upon the motion of the Ministry of Trade, Industry and Energy following the nomination by our director nomination committee, the review and resolution of the Committee for Management of Public Institutions pursuant to the Act on the Management of Public Institutions and an approval at the general meeting of our shareholders.

In the event the president acts in violation of law or the Articles of Incorporation, is negligent in his duties, or otherwise is deemed to be significantly impeded in performing his official duties as president, the board of directors may by resolution request the minister of the Ministry of Trade, Industry and Energy to dismiss or recommend the dismissal of the president.

Our standing director(s) who concurrently serves as a member of the audit committee is appointed through the same appointment process applicable to our president, except that the motion for appointment is made by the Ministry of Economy and Finance instead of the Ministry of Trade, Industry and Energy. Such director is non-executive in that he or she does not participate in the management of us and our subsidiaries and meets the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act.

Standing directors other than our president or those who concurrently serve as members of the audit committee are appointed by our president with the approval at the general meeting of our shareholders.

The names, titles and outside occupations, if any, of the standing directors as of April 14, 2021 and the respective years in which they took office are set forth below.

Name (Gender)	Age	Position	Outside Occupation	Position Held Since
JongKap, KIM (Male)	69	President, Chief Executive Officer	None	April 13, 2018
Choi, Young-Ho (Male)	56	Comptroller & Auditor General and Member of the Audit Committee (Non-executive)	None	November 16, 2020
Lee, Heyn-Bin (Male)	58	Corporate Senior Executive Vice President & Chief Business Management Officer	None	September 14, 2020
Lee, Jong-Hwan (Male)	60	Corporate Senior Executive Vice President & Chief Business Operations Officer	None	November 9, 2020
Kim, Tae-Ok (Male)	58	Corporate Senior Executive Vice President & Chief Power Grid Officer	None	March 25, 2021
Lim, Hyun-Seung (Male)	60	Corporate Senior Executive Vice President & Chief Nuclear Business Officer	None	July 16, 2018

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

Choi, Young-Ho has been our Standing Director since November 16, 2020. Mr. Choi previously served as an Expert Advisor at Presidential Committee for Balanced National Development and a mayor of Nam-gu, which is a local government in Gwangju Metropolitan City, as elected by popular vote. Mr. Choi received a M.A. in social work from Gwangju University.

Lee, Heyn-Bin has been our Standing Director since September 14, 2020. Mr. Lee also currently serves as our Corporate Senior Executive Vice President & Chief Business Management Officer and previously served as the Vice President & Head of KEPCO-Tech Project Department of KEPCO and Vice President & Head of Human Resources Department. Mr. Lee received an Executive M.B.A. in utilities management from Helsinki School of Economics.

Lee, Jong-Hwan has been our Standing Director since November 9, 2020. Mr. Lee also currently serves as our Corporate Senior Executive Vice President & Chief Business Operations Officer and previously served as the Executive Vice President & Chief Technology Officer and Vice President & Head of New Business Promotion Department. Mr. Lee received a M.E. in electrical engineering from Konkuk University.

Kim, Tae-Ok has been our Standing Director since March 25, 2021. Mr. Lee also currently serves as our Corporate Senior Executive Vice President & Chief Power Grid Officer and previously served as the Vice President of Regional Headquarters KEPCO Gwangju-Jeonnam and Vice President & Head of Technology Planning Department. Mr. Kim received a B.E. in electrical engineering from Ajou University.

Lim, Hyun-Seung has been our Standing Director since July 16, 2018. Mr. Lim also currently serves as our Corporate Senior Executive Vice President & Chief Nuclear Business Officer and previously served as the Vice President of UAE Nuclear Project Department in KEPCO and the Vice President of Global Nuclear Project Department. Mr. Lim received a B.ME from Sungkyunkwan University.

Non-standing Directors

The non-standing directors refer to our directors who do not serve their directorship positions in full-time capacity. The non-standing directors currently do not hold any executive positions with us or our subsidiaries.

Our non-standing directors must be appointed by the minister of the Ministry of Economy and Finance following the review and resolution of the Committee for Management of Public Institutions from a pool of candidates recommended by the director nomination committee and must have ample knowledge and experience in business management. Appointment of non-standing directors to become part of the audit committee is subject to approval at the general meeting of our shareholders.

Although the classification of the directors applicable to us as a statutory juridical corporation established under the KEPCO Act is different from the classification under the Korean Commercial Act which consists of (i) an inside director (‘sa-nae-isa’ in Korean), (ii) an outside director (‘sa-oe-isa’ in Korean) and (iii) other directors who do not serve their directorship positions in full-time capacity but do not qualify as outside directors (‘gita-bi-sang-moo-isa’ in Korean), all of our non-standing directors have been, and are currently appointed from, candidates who satisfy the qualifications of an outside director under the Korean Commercial Act, as the KEPCO Act generally requires us to apply the Korean Commercial Act as applicable.

We strictly scrutinize whether a non-standing director candidate engaged in any related party transactions that would disqualify such candidate from his or her directorship under the Korean Commercial Act. Moreover, we have reinforced the decision-making power of non-standing directors by requiring both a majority and the chairperson of the board be non-standing directors. Our non-standing directors may request any information necessary to fulfill their duties from our president, and except in special circumstances, our president must comply with such request.

The names, titles and outside occupations, if any, of the non-standing directors as of April 14, 2021 and the respective years in which they took office are set forth below.

Name (Gender)	Age	Position	Principal Occupation	Position Held Since
Seong, Si-Heon (Male)	60	Non-Executive Director	None	June 10, 2020
Noh, Geum-Sun (Female)	59	Non-Executive Director and Chairperson of the Audit Committee	None	June 12, 2018
Choi, Seung-Kook (Male)	55	Non-Executive Director and Member of the ESG Committee	Director of Solar and Wind Energy Cooperative Association	June 12, 2018
Park, Jong-Bae (Male)	57	Non-Executive Director	Professor of Electrical and Electronics Engineering, Konkuk University	January 31, 2020
Bang, Su-Ran (Female)	34	Non-Executive Director and Member of the ESG Committee	Senior Advisor of Seoul Energy Corporation Attorney-at-law/Partner of Law Firm S	September 1, 2020
Park, Hyo-Sung (Male)	62	Non-Executive Director	None	April 14, 2021
Lee, Kee-Man (Male)	60	Non-Executive Director	Professor of Aerospace Engineering, Sunchon University	April 14, 2021
Hwang, Cheol-Ho (Male)	43	Non-Executive Director	Head of Research support group on Carbon-neutral City under International Climate & Environment Center	April 14, 2021

Seong, Si-Heon has been our Non-Standing Director since June 10, 2020. Mr. Seong Mr. Choi previously served as the Chairman and President of Korea Evaluation Institute of Industrial Technology and the Administrator of Korean Agency for Technology and Standards under the Ministry of Trade, Industry and Energy. Mr. Seong graduated from Chunchon High School.

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

Bang, Su-Ran has been our Non-Standing Director since September 1, 2020. Ms. Bang is currently the Senior Advisor of Seoul Energy Corporation and the Attorney-at-law and Partner of law firm, Ms. Bang previously served as the Non-executive Director of Korea Energy Information Culture Agency. Ms. Bang previously served as the Non-executive Director of Korea Energy Information Culture Agency. Ms. Bang received a L.L.B. from Ewha Womans University.

Park, Hyo-Sung has been our Non-Standing Director since April 14, 2021. Mr. Park previously served as a Consul-General of Korean Consulate General in New York, U.S.A., Ambassador Extraordinary and

Plenipotentiary to Romania and Ambassador and Deputy Permanent Representative of Korean Permanent Mission to the UN Office and other International Organizations in Geneva, Switzerland. Mr. Park received a B.A. in Political Science and International Relations from Hankuk University of Foreign Studies and a M.A. in International Relations and M.G.A. (Master of Governmental Administration) from University of Pennsylvania.

Lee, Kee-Man has been our Non-Standing Director since April 14, 2021. Mr. Lee is currently the professor of Aerospace Engineering at Sunchon University. Mr. Lee previously served as the professor of Mechanical and Automotive Engineering at Jeonnam State University. Mr. Lee received a B.E. and a M.E. in Mechanical Engineering from Inha University and a Ph.D. in Mechanical Engineering from Korea Advanced Institute for Science and Technology (KAIST).

Hwang, Cheol-Ho has been our Non-Standing Director since April 14, 2021. Mr. Hwang is currently the Head of Research support group on Carbon-neutral City under International Climate & Environment Center and a civilian member of Korea’s Presidential Committee on Green Growth. Mr. Hwang received a B.E. and a M.E. in Environmental Engineering from Chosun University and a Ph.D. in Environmental Engineering from Chosun University.

Term of Office of Directors

The term of our president is three years, while that of our directors (standing or non-standing, but except the president) is two years. According to the Act on the Management of Public Institutions, our president’s term cannot be terminated unless done so by the President of the Republic pursuant to the Act on the Management of Public Institutions or upon an event as specified in our Articles of Incorporation.

Resolutions of meeting of the Board of Directors

Attendance by a majority of the board members constitutes a voting quorum for our board meetings, and resolutions can be passed by a majority of the board members.

The business address of our directors is 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea.

Audit Committee

Under the Act on the Management of Public Institutions, which took effect as of April 1, 2007, we are designated as a “market-oriented public enterprise” and, as such, are required to establish an audit committee in lieu of the pre-existing board of auditors upon expiration of the term of the last remaining member of the board of auditors. In September 2007, we amended our Articles of Incorporation to establish, in lieu of the pre-existing board of auditors, an audit committee meeting the requirements under the Sarbanes-Oxley Act. Under the Act on the Management of Public Institutions, the Korean Commercial Act and the amended Articles of Incorporation, we are required to maintain an audit committee consisting of three members, of which not less than two members are required to be non-standing directors. In addition, pursuant to certain amendments to the Act on the Management of Public Institutions that became effective as of January 1, 2021, in appointing the standing member of the audit committee, the director nomination committee shall recommend the person who is qualified in any of the followings: (i) a person who is qualified as a certified public accountant or an attorney and has a minimum of three years of experience in work related to such qualification, (ii) a person who has served as an assistant professor or at a higher position for at least three years in areas directly related to audit, investigation and judicial affairs, budget and accounting, investigation, planning and evaluation, etc. (hereinafter referred to as “audit related works”) at a school under subparagraphs 1 through 5 of Article 2 of the Higher Education Act), (iii) a person who has been in charge of audit-related works for at least three years at a public institution, stock-listed corporation or research institute under Article 9(15)3 of the Financial Investment Services and Capital Markets Act and has experience prescribed by Presidential Decree, (iv) person who has been in charge of audit-related works for at least three years at the state or a local government and has served as a public official at the level prescribed by Presidential Decree, or (v) person with other expertise in accordance with the affairs of the relevant institution and qualified as prescribed by Presidential Decree.

The roles and responsibilities of our audit committee members are to perform the functions of an audit committee meeting the requirements under the Sarbanes-Oxley Act. Our audit committee was established on December 8, 2008.

On April 2, 2021, we amended our Articles of Incorporation to incorporate an amendment to the Commercial Act implemented on December 29, 2020, which requires at least one director who will serve as a member of the audit committee to be appointed separately from other directors at the meeting of shareholders.

Choi, Young-Ho, a standing director, Noh, Geum-Sun, a non-standing director, and Jung, Yeon-Gil, a former non-standing director whose term as a non-standing director has expired as of now but who will continue his role as an Audit Committee member until his replacement is voted in at the next general shareholders meeting, are currently members of our audit committee. All such members of the audit committee are independent within the meaning of the Korea Exchange listing standards, the regulations promulgated under the Korean Commercial Act and the New York Stock Exchange listing standards.

ESG Committee

We established an Environment, Social and Governance (“ESG”) Committee in our Board of Directors to reinforce ESG-based management system and to ensure continuous performance in this area. The ESG Committee is to consist of three directors. As of today, Choi, Seung-Kook and Bang, Su-Ran, both non-standing directors, are the members of our ESG committee and the third seat is vacant as the term of the previous member has been terminated. Our ESG Committee is charged with resolving major management issues related to ESG, establishing ESG management strategies and business plans and checking on the overall direction of sustainable management.

Item 6.B. Compensation

The aggregate amount of remuneration paid to our standing and non-standing directors in the aggregate consist of (i) salaries and wages paid to standing and non-standing directors, which amounted to Won 1,531 million in aggregate in 2020, and (ii) accrued retirement and severance benefits for standing directors, which amounted to Won 58 million in 2020. Under the Act on the Management of Public Institution, our executive officers consist of the president and the standing and non-standing directors. Standing directors, except the standing director who concurrently serves as a member of our audit committee, take executive positions with our company while the other directors, including non-standing directors, do not. We do not have any other officer who is in charge of a principal business unit, division or function, any other officer who performs a policy making function or any other person who performs similar policy making functions for us.

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

Item 6.D. Employees

As of December 31, 2020, we and our generation subsidiaries had a total of 48,519 regular employees, almost all of whom are employed within Korea. Approximately 10.6% of our regular employees (including employees of our generation subsidiaries) are located at our head office.

The following table sets forth the number of and other information relating to our regular employees, not including directors or senior management, as of December 31, 2020.

	KEPCO	KHNP	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP	Total
Regular Employees
Administrative	5,231	1,020	314	408	283	310	272	7,838
Engineers	12,551	9,842	2,172	2,160	2,114	1,832	2,062	32,733
Others	5,607	1,153	220	180	251	401	136	7,948

Total	23,389	12,015	2,706	2,748	2,648	2,543	2,470	48,519

Head Office Employees	1,824	1,328	415	407	411	406	374	5,165
% of total	7.8%	11.1%	15.3%	14.8%	15.5%	16.0%	15.1%	10.6%
Members of Labor Union	18,006	8,314	1,954	1,691	1,691	1,738	1,723	35,314
% of total	77.0%	69.2%	72.2%	61.5%	63.9%	68.3%	69.8%	72.4%

We and each of our generation subsidiaries have separate labor unions. Approximately 72.4% of our and our generation subsidiaries’ employees in the aggregate are members of these labor unions, each of which negotiates a collective bargaining agreement for its members each year. Under applicable Korean law, an employee-employer cooperation committee comprised of an equal number of representatives of management and labor (which shall be no less than three and no more than ten representatives from each of management and labor) is required to be established. Accordingly, an employee-employer cooperation committee composed of eight representatives of management and eight representatives of labor has been established at us and at each of our generation subsidiaries. The committee meets periodically to discuss various labor issues.

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

Item 6.E. Share Ownership

As of December 31, 2020, none of our directors and members of our administrative, supervisory or management bodies own more than 0.1% of our common stock individually and in aggregate.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A. Major Shareholders

The following table sets forth certain information relating to certain owners of our capital stock as of December 31, 2020:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class(1) (%)
Common stock	Government	116,841,794	18.2
	Korea Development Bank(2)	211,235,264	32.9

	Subtotal	328,077,058	51.1
	National Pension Service	55,335,225	8.6
	Employee Stock Ownership Association	2,763,491	0.4
	Directors as a group	1,497	0.0
	Public (non-Koreans)	106,414,565	16.6
	Common shares	80,497,984	12.6
	American depositary shares	25,916,581	4.0
	Public (Koreans)	149,372,241	23.3

	Total	641,964,077	100.0

Notes:

(1)	Percentages are based on issued shares of common stock.
(2)	Korea Development Bank is a Government-controlled entity.

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

In the past three years, our related party transactions principally consisted of purchases of LNG from Korea Gas Corporation and long-term borrowings from Korea Development Bank. In 2018, 2019 and 2020, we and our generation subsidiaries purchased LNG from Korea Gas Corporation in the aggregate amount of Won 5,191 billion, Won 4,049 billion and Won 3,271 billion, respectively. As of December 31, 2020, we had borrowings from Korea Development Bank in the aggregate amount of Won 254 billion, which had an interest rate range of 0.50% to 4.60% as well as 1 year KoFC bond rate between +0.81 and +0.95 for certain operating funds.

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

Not Applicable.

ITEM 8.	FINANCIAL INFORMATION

Item 8.A. Consolidated Statements and Other Financial Information

We prepare our consolidated financial statements in compliance with requirements under Item 18. “Financial Statements.”

Legal Proceedings

As of December 31, 2020, we and our subsidiaries were engaged in 663 lawsuits as a defendant and 200 lawsuits as a plaintiff. As of the same date, the total amount of damages claimed against us and our subsidiaries was Won 551 billion, for which we have made a provision of Won 113 billion as of December 31, 2020, and the total amount claimed by us and our subsidiaries was Won 730 billion as of December 31, 2020. While the outcome of any of these lawsuits cannot presently be determined with certainty, our management currently believes that the final results from these lawsuits will not have a material adverse effect on our liquidity, financial position or results of operations.

The following are potentially significant claims pertaining to us and our subsidiaries.

In December 2013, the Supreme Court of Korea ruled that regular bonuses fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly, and that any agreement which excludes such regular bonuses from ordinary wage is invalid. One of the key rulings provides that bonuses that are given to employees (i) on a regular and continuous basis and (ii) calculated according to the actual number of days worked (iii) that are not incentive-based must be included in the calculation of “ordinary wages.” The Supreme Court further ruled that in spite of invalidity of such agreements, employees shall not retroactively claim additional wages incurred due to such court decision, in case that such claims bring to employees unexpected benefits which substantially exceeds the wage level agreed by employers and employees and cause an unpredicted increase in expenditures for their company, which would lead the company to material managerial difficulty or would be a threat to the existence of the company. In that case, the claim is not acceptable since it is unjust and is in breach of the principle of good faith. As a result of such ruling by the Supreme Court of Korea, we and our subsidiaries became subject to a number of lawsuits filed by various industry-wide and company-specific labor unions based on claims that ordinary wage had been paid without including certain items that should have been included as ordinary wage. In July 2016, the court ruled against us, and in accordance with the court’s ruling, in August 2016 we paid Won 55.1 billion to the employees for three years of back pay plus interest. As of December 31, 2020, however, 22 lawsuits were pending against our subsidiaries for an aggregate claim amount of Won 45 billion, for which our subsidiaries set aside an aggregate amount of Won 11 billion to cover any potential future payments of additional ordinary and average wage in relation to the related lawsuits. All cases are currently on-going at various stages of proceedings. We cannot presently assure you that the courts will not ultimately rule against our subsidiaries in these lawsuits, or that the amount of our reserves against these lawsuits will be sufficient to cover the amounts actually payable under court rulings. Any of these developments would adversely affect our results of operations.

During the period from 2014 to 2020, certain residential customers filed class action lawsuits against us based on the claim that electricity tariffs, determined under the progressive rate structure, were excessive. As of December 31, 2020, we were subject to 14 such lawsuits brought by approximately 10,000 plaintiffs with an aggregate claim amount of Won 7.1 billion. Of these 14 lawsuits, seven cases are currently pending in the third round of proceedings (for which we won all of the first and second rounds of proceedings, except for one case) and four cases are currently pending in the second round of proceedings (for which we won all of the first rounds of proceedings). Three cases are currently pending in the first round of proceedings.

In November 2019, prosecutors indicted six of KHNP’s employees for, among others, failing to immediately shut down Hanbit #1 reactor when its thermal output exceeded the threshold specified by the nuclear safety technical operations manual and filing false reports to the NSSC. KHNP is also indicted for secondary liability from its employees’ alleged wrongdoings. The case stemmed from the NSSC’s investigations into the manual shutdown of Hanbit #1 reactor during a diagnostic test in May 2019. In February 2021, the Gwangju District Court acquitted the employees of their charges of violating the safety technical operations manual and driving a vehicle without a license during the incident. However, three employees were fined for filing false reports to NSSC and KHNP was also fined in accordance with the disciplinary regulations. The prosecutors appealed the District Court’s decision and the case will proceed to an appellate court. We cannot assure you that the outcomes of the ongoing case will not have any material adverse effect on us, our reputation and our operating results.

In addition, our generation subsidiaries, currently and from time to time, are involved in lawsuits incidental to the conduct of their business. A significant number of such lawsuits are based on the claim that the construction and operation of the electricity generation units owned by our generation subsidiaries have impaired neighboring fish farms. For example, in May 2012, a group of merchants and fishermen in the Jeolla region have sued KHNP for damages from pollutants released by a generation unit. The case is still pending in the Seoul High Court. Our generation subsidiaries normally pay compensation to the members of fishery associations near our power plant complex for expected losses and damages arising from the construction and operation of their power plants in advance. Despite such compensation paid by us, a claim may still be filed against our generation subsidiaries challenging the compensation paid by us.

The nuclear power plant at Wolsong #1 unit began operations in 1982 and ended its operations in 2012 pursuant to its 30-year operating license. In February 2015, the NSSC evaluated the safety of operating Wolsong #1 unit and approved its extended operation until November 2022. However, a civic group filed a lawsuit to annul such decision, and in February 2017, the Seoul Administrative Court ruled against the NSSC. The NSSC appealed this decision, and the civic group has filed an injunction to suspend the operation of the Wolsong #1 unit. The civic group’s injunction was denied in July 2017. KHNP, which operated the unit pursuant to the NSSC’s initial decision, has joined this lawsuit. On June 15, 2018, the board of directors of KHNP decided to (i) retire Wolsong #1 unit earlier than planned due to comprehensive evaluation of the economic viability and regional sentiment of its continuing operation. Furthermore, in June 2016, Greenpeace and 559 Korean nationals brought a lawsuit against the NSSC to revoke the permit the NSSC granted to KHNP in relation to the construction of Shin-Kori #5 and #6 nuclear generation units. The lower court ruled on this case in February 2019 and both parties appealed, and the Seoul Administrative Court dismissed the plaintiffs’ case on February 14, 2019. The Seoul High Court dismissed the appeal in January 2021. The case is further appealed by both parties and is pending in the Supreme Court of Korea. Additionally, in May 2019, a group of 729 Korean nationals brought a lawsuit against the NSSC to suspend the operation of Shin-Kori #4. In July 2019, we have applied to participate in the lawsuit as a stakeholder. In February 2021, the Seoul Administrative Court dismissed the plaintiffs’ claim. The plaintiffs subsequently appealed in March 2021. We cannot assure you that there will not be new challenges to prohibit the construction of new nuclear units in the future, whereby we may experience a loss of revenues and an increase in our overall fuel costs (as nuclear fuel is the cheapest compared to coal, LNG or oil) as a result of such prohibition, which could adversely affect our results of operation and financial condition.

We and our subsidiaries are also involved in the following arbitrations, among others.

•

SAP Korea Ltd brought a breach of contract claim against us and KEPCO KDN Co., Ltd., one of our subsidiaries, in relation to the enterprise resource planning software serviced by SAP Korea. In that connection, arbitration was filed in the International Chamber of Commerce International Court of Arbitration. We have recognized Won 1,319 million of litigation provision in relation to the lawsuit.

•

Enzen, one of our subcontractors, filed an arbitration case against us over a contractual dispute in connection with the electric power IT modernization project in Kerala, India. We have not recognized any losses because the probability of economic benefit outflow is remote and the related amount cannot be reasonably determined.

•

In September 2019, we filed for arbitration against IL KWANG E&C Co., Ltd. at the Korea Commercial Arbitration Board, in relation to damage claims received as of December 31, 2019. We have not recognized any estimated provision because the related amount cannot be reasonably determined as of December 31, 2020.

•

GE Energy Products France SNC and General Electric Global Services GmbH filed for arbitration against us to the Korea Commercial Arbitration Board regarding additional payments of construction cost, but we have not recognized any estimated provision because we believe the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

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

Not Applicable.

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

Share Capital

The principal trading market for our common stock is the Korea Exchange. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank, N.A. as depositary and are listed on the New York Stock Exchange under the symbol “KEP.” One ADS represents one-half of one share of our common stock. As of December 31, 2020, 51,833,162 ADSs representing 4.0% shares of our common stock were outstanding.

Common Stock

Shares of our common stock are listed on the KRX KOSPI Market of the Korea Exchange. The table below shows the high and low closing prices on the KRX KOSPI Market of the Korea Exchange for our common stock since 2016.

	Closing Price
Period	High	Low
	(In Won)
2016
First Quarter	60,600	49,800
Second Quarter	63,000	57,400
Third Quarter	62,900	54,000
Fourth Quarter	54,500	43,200
2017
First Quarter	48,750	40,350
Second Quarter	46,700	40,800
Third Quarter	45,500	38,200
Fourth Quarter	41,100	37,350
2018
First Quarter	37,750	30,850
Second Quarter	37,750	32,000
Third Quarter	33,300	28,700
Fourth Quarter	34,350	23,850
October	29,350	23,850
November	30,800	26,600
December	34,350	29,750
2019
First Quarter	35,800	29,900
Second Quarter	30,350	24,700
Third Quarter	27,950	24,700
Fourth Quarter	29,250	25,100
October	26,300	25,100
November	28,150	25,250
December	29,250	27,450
2020
First Quarter	28,500	16,250
Second Quarter	23,850	19,000
Third Quarter	21,950	18,700
Fourth Quarter	28,300	19,950
October	21,750	19,950
November	22,550	20,300
December	28,300	21,500
2021
First Quarter	27,150	22,700
January	27,150	22,850
February	24,300	22,700
March	24,750	22,750
April (through April 16)	24,200	23,450

ADSs

The table below shows the high and low closing prices on the New York Stock Exchange for the outstanding ADSs since 2016. Each ADS represents one-half of one share of our common stock.

	Closing Price per ADS
Period	High	Low
	(In US$)
2016
First Quarter	21.01	18.26
Second Quarter	26.90	24.67
Third Quarter	28.31	24.38
Fourth Quarter	24.34	18.48
2017
First Quarter	21.35	17.53
Second Quarter	20.80	17.82
Third Quarter	20.38	16.73
Fourth Quarter	18.22	16.60
2018
First Quarter	17.83	14.28
Second Quarter	17.43	14.34
Third Quarter	14.70	12.62
Fourth Quarter	14.96	10.52
2019
First Quarter	15.75	13.01
Second Quarter	13.20	10.42
Third Quarter	11.79	10.24
Fourth Quarter	12.22	10.52
2020
First Quarter	17.82	10.51
Second Quarter	15.65	10.15
Third Quarter	14.59	11.20
Fourth Quarter	16.25	11.47
October	12.62	11.47
November	16.11	12.65
December	16.25	15.30
2021
First Quarter	12.37	10.04
January	12.37	10.28
February	11.02	10.05
March	11.00	10.04
April (through April 16)	10.76	10.40

Item 9.B. Plan of Distribution

Not Applicable.

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

As of March 31, 2021, the aggregate market value of equity securities listed on the KOSPI of the Korea Exchange was approximately Won 2,133,373 billion. The average daily trading volume of equity securities for the first quarter of 2021 was approximately 1,400 million shares with an average transaction value of Won 20,104 billion.

The Korea Exchange has the power in some circumstances to suspend trading of shares of a given company or to de-list a security. The Korea Exchange also restricts share price movements. All listed companies are required to file accounting reports annually, semi-annually and quarterly and to release immediately all information that may affect trading of a security.

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

Movements in KOSPI in the past five years are set out in the following table:

	Opening	High	Low	Closing
2016	1,918.8	2,068.7	1,835.3	2,026.5
2017	2,026.2	2,558.0	2,026.2	2,467.5
2018	2,479.7	2,598.2	1,996.1	2,041.0
2019	2,010.0	2,248.6	1,909.7	2,197.7
2020	2,175.2	2,873.5	1,457.6	2,873.5
2021 (through April 16)	2,944.5	3,209.0	2,944.5	3,198.6

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

The number of companies listed on the KRX KOSPI Market of the Korea Exchange since 2016, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Number of Listed Companies	Total Market Capitalization on the Last Day for Each Period		Average Daily Trading Volume, Value
		(Millions of Won)	(Thousands of U.S. dollars)(1)	(Thousands of Shares)	(Millions of Won)	(Thousands of U.S. dollars)(1)
2016	779	1,308,440,373	1,082,697,868	376,772	4,523,043	3,742,692
2017	774	1,605,820,912	1,498,806,153	340,463	5,335,418	4,979,856
2018	788	1,343,971,857	1,202,014,003	397,972	6,548,622	5,856,920
2019	799	1,475,909,365	1,274,753,295	470,722	4,989,806	4,309,731
2020	800	1,980,543,162	1,823,200,922	895,256	12,200,417	11,231,167
2021 (through April 16)	804	2,230,863,451	1,998,444,371	1,390,759	19,242,505	17,237,755

Source: The Korea Exchange

Note:

(1)	Converted at the market average exchange rate as announced by Seoul Money Brokerage Services, Ltd. in Seoul at the end of the periods indicated.

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

Item 9.D. Selling Shareholders

Not Applicable.

Item 9.E. Dilution

Not Applicable.

Item 9.F. Expenses of the Issue

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

Item 10.A. Share Capital

Not Applicable.

Item 10.B. Memorandum and Articles of Incorporation

Set forth below is information relating to our capital stock, including brief summaries of material provisions of our Articles of Incorporation, the KEPCO Act, the Financial Investment Services and Capital Markets Act, the Korean Commercial Act and certain related laws of Korea, all currently in effect. The following summaries are qualified in their entirety by reference to our Articles of Incorporation and the applicable provisions of the KEPCO Act, Financial Investment Services and Capital Markets Act, the Korean Commercial Act, the Act on the Management of Public Institutions and certain related laws of Korea. On April 2, 2021, we amended our Articles of Incorporation to accommodate new requirements under the Korean Commercial Act by requiring at least one director who will serve as a member of the audit committee to be appointed separately from other directors and adding details to the dividend record date in the article on shareholder rights.

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

Share Capital

Currently, our authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value Won 5,000 per share. Under our Articles of Incorporation, we are authorized to issue up to 150,000,000 non-voting preferred shares. As of December 31, 2020, 641,964,077 common shares were issued and no non-voting preferred shares have been issued. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. Our shares are electronically registered with our account management institution in lieu of issuing share certificates.

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

Voting Rights

Holders of our common shares are entitled to one vote for each common share, except that voting rights with respect to any common shares held by us or by a corporate shareholder, more than one-tenth of whose outstanding capital stock is directly or indirectly owned by us, may not be exercised. Any person (with certain exceptions) who holds more than 3% of our issued and outstanding shares cannot exercise voting rights with respect to the shares in excess of this 3% limit. See “—Limitation on Shareholdings.” Pursuant to the Korean Commercial Act, cumulative voting is permissible in relation to the appointment of directors. Under the Korean Commercial Act, a cumulative vote can be requested by the shareholders of a corporation representing at least 1% of the total voting shares of such corporation if the relevant shareholders’ meeting is intended to elect more than two seats of the board of directors and the request for cumulative voting is made to the management of the corporation in writing at least six weeks in advance of the shareholders’ meeting. Under this new voting method, each shareholder will have multiple voting rights corresponding to the number of directors to be appointed in such voting and may exercise all such voting rights to elect one director. Shareholders are entitled to vote cumulatively unless the Articles of Incorporation expressly prohibit cumulative voting. Our current Articles of Incorporation do not prohibit cumulative voting. Except as otherwise provided by law or our Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by affirmative majority vote of the voting shares of the shareholders present or represented at a meeting, which must also represent at least one-fourth of the voting shares then issued and outstanding. The holders of our non-voting preferred shares (other than enfranchised preferred shares (as described below)) are not entitled to vote on any resolution or to receive notice of any general meeting of shareholders unless the agenda of the meeting includes consideration of a resolution on which such holders are entitled to vote. If we are unable to pay any dividend to holders of non-voting preferred shares as provided in our Articles of Incorporation, the holders of non-voting preferred shares will become enfranchised and will be entitled to exercise voting rights until such dividends are paid. The holders of these “enfranchised preferred shares” have the same rights as holders of our common shares to request, receive notice of, attend and vote at a general meeting of shareholders. Pursuant to the KEPCO Act and our Articles of Incorporation, the appointment of standing directors, the president and standing member of the audit committee are subject to shareholder approval.

Under the Korean Commercial Act, for the purpose of electing our standing member of the audit committee, a shareholder (together with certain related persons) holding more than 3% of the total shares having voting rights may not exercise voting rights with respect to shares in excess of such 3% limit.

The Korean Commercial Act provides that the approval by holders of at least two-thirds of those shares having voting rights present or represented at a meeting, where such shares also represent at least one-third of the total issued and outstanding shares having voting rights, is required in order to, among other things:

•	amend our Articles of Incorporation;

•	remove a director (including a member of the audit committee);

•	effect any dissolution, merger, consolidation or spin-off of us;

•	transfer the whole or any significant part of our business;

•	effect the acquisition by us of all of the business of any other company;

•	effect the acquisition by us of the business of another company that may have a material effect on our business;

•	reduce capital; or

•	issue any new shares at a price lower than their par value.

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

Under our Articles of Incorporation, we may issue convertible bonds or bonds with warrants each up to an aggregate principal amount of Won 2,000 billion and Won 1,000 billion, respectively, to persons other than existing shareholders. However, the aggregate principal amount of convertible bonds and bonds with warrants so issued to persons other than existing shareholders may not exceed Won 2,000 billion. The convertible bonds or bonds with warrants issued by us shall be electronically registered on the electronic registry maintained by the electronic registrar, in lieu of issuing any physical certificates representing such bonds in accordance with the Electronic Registration Act.

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

The record date for annual dividends is December 31. For the purpose of determining the holders of shares entitled to annual dividends, the register of shareholders may be closed from January 1 to January 31 of each year. Further, the Korean Commercial Act and our Articles of Incorporation permit us at least two weeks’ public notice to set a record date and/or close the register of shareholders for not more than three months for the purpose of determining the shareholders entitled to certain rights pertaining to our shares. The trading of our shares and the electronic registration of share transfer between accounts pursuant to the Electronic Registration Act in respect of them may continue while the register of shareholders is closed.

Annual Report

At least one week prior to the annual general meeting of shareholders, our business report and audited consolidated financial statements must be made available for inspection at our principal office and at all branch offices. Copies of business reports, the audited non-consolidated financial statements and any resolutions adopted at the general meeting of shareholders will be available to our shareholders.

Under the Financial Investment Services and Capital Markets Act, we must file with the Financial Services Commission and the Korea Exchange an annual report within 90 days after the end of our fiscal year, a half-year report within 45 days after the end of the first six months of our fiscal year and quarterly reports within 45 days after the end of the first three months and nine months of our fiscal year. Following our adoption of IFRS starting in January 1, 2011 pursuant to regulatory requirements for listed companies in Korea, we are required to file annual, half-year and quarterly reports containing annual and interim financial statements and notes thereto on a consolidated basis as well as on a separate basis.

In addition, pursuant to the Enforcement Decree of the Commercial Act amended on January 29, 2020 and implemented from January 1, 2021, when a Korean listed company convokes a meeting of shareholders, it shall provide shareholders with the annual report and the audit report by sending them via email or posting them on its website no later than a week prior to the meeting of shareholders.

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

In addition, (A) any change in the number of the owned Equity Securities that is 1% or more of the total outstanding Equity Securities subsequent to the report or (B) any change in (i) the purpose of the shareholding or ownership of the Equity Securities (whether such shareholding or ownership is to participate in the management of the listed company or not), (ii) whether such shareholding or ownership is for a simple investment purpose or not (limited to the case where the purpose of the shareholding or ownership of the Equity Securities is not to participate in the management of the listed company), (iii) the major terms and conditions of the agreements relating to the Equity Securities owned (such as trust agreements and collateral agreements) to the extent the number of relevant Equity Securities is 1% or more of the total outstanding Equity Securities or (iv) the type of the ownership (direct ownership or holdings) to the extent the number of relevant Equity Securities is equal to or exceeds 1% of the total outstanding Equity Securities, subsequent to the report, must be reported to the Financial Services Commission and the Korea Exchange. Changes set forth in clauses (A) and (B) above must be reported within five business days from the date of such change (or by the tenth day of the month following the month in which the change described in (A) above occurs, in the case of a person (other than certain professional investors prescribed by the Presidential Decree under the Financial Investment Services and Capital Markets Act) with a purpose of simple investment, or within ten business days from the date of such change in the case of a person with a purpose of general investment with no intent to seek management control).

Notwithstanding the foregoing, certain professional investors prescribed by the Presidential Decree of the Financial Investment Services and Capital Markets Act may report the 5% ownership status and the changes described in (A) above to the Financial Services Commission and the Korea Exchange by the tenth day of the month immediately following the end of the quarter in which such 5% ownership interest is reached or the change occurs.

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

Subject to certain limitations, the Ministry of Economy and Finance has the authority to take the following actions under the Foreign Exchange Transaction Laws: (i) if the Government deems it necessary on account of war, armed conflict, natural disaster or grave, sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the Ministry of Economy and Finance may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit, safe-keep or sell any instruments of payment to the Bank of Korea or certain other governmental agencies or a foreign exchange equalization fund or financial institutions, or effective from July 18, 2017, impose an obligation on resident creditors to collect and recover debts owed by non-resident debtors, and (ii) if the Government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries are likely to adversely affect the Korean Won, exchange rates or other macroeconomic policies, the Ministry of Economy and Finance may take action to require any person who intends to effect or effects a capital transaction to obtain permission or to deposit a portion of the instruments of payment acquired in such transactions with the Bank of Korea or a foreign exchange equalization fund or financial institutions.

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

In addition, (A) any change in the number of the owned Equity Securities that is 1% or more of the total outstanding Equity Securities subsequent to the report or (B) any change in (i) the purpose of the shareholding or ownership of the Equity Securities (whether such shareholding or ownership is to participate in the management of the listed company or not), (ii) whether such shareholding or ownership is for a simple investment purpose or not (limited to the case where the purpose of the shareholding or ownership of the Equity Securities is not to participate in the management of the listed company), (iii) the major terms and conditions of the agreements relating to the Equity Securities owned (such as trust agreements and collateral agreements) to the extent the number of relevant Equity Securities is 1% or more of the total outstanding Equity Securities or (iv) the type of the ownership (direct ownership or holdings) to the extent the number of relevant Equity Securities is equal to or exceeds 1% of the total outstanding Equity Securities, subsequent to the report, must be reported to the Financial Services Commission and the Korea Exchange. Changes set forth in clauses (A) and (B) above must be reported within five business days from the date of such change (or by the tenth day of the month following the month in which the change described in (A) above occurs, in the case of a person (other than certain professional investors prescribed by the Presidential Decree under the Financial Investment Services and Capital Markets Act) with a purpose of simple investment, or within ten business days from the date of such change in the case of a person with a purpose of general investment with no intent to seek management control).

Notwithstanding the foregoing, certain professional investors prescribed by the Presidential Decree of the Financial Investment Services and Capital Markets Act may report the 5% ownership status and the changes described in (A) above to the Financial Services Commission and the Korea Exchange by the tenth day of the month immediately following the end of the quarter in which such 5% ownership interest is reached or the change occurs.

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

In addition to the reporting requirements described above, any person whose direct or beneficial ownership of our voting stock and/or depository receipts for our voting stock accounts for 10.0% or more of the total issued and outstanding voting stock, whom we refer to as a major shareholder, must file a report to the Securities and Futures Commission and to the Korea Exchange within five business days after the date on which the person reached such shareholding percentage. In addition, such person must file a report to the Securities and Futures Commission and to the Korea Exchange regarding any subsequent change in his/her shareholding. Such report on subsequent change in shareholding must be filed within five business days of the occurrence of any such change. Violation of these reporting requirements may subject a person to criminal sanctions such as fines and imprisonment.

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

Upon a foreign investor’s purchase of shares through the Korea Exchange, no separate report by the investor is required because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Korea Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the Governor of the Financial Supervisory Service at the time of each acquisition or sale. However, a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the Governor of the Financial Supervisory Service by the Korea Securities Depository, financial investment companies with a dealing or brokerage license or securities finance companies engaged to facilitate such transactions. In the event a foreign investor desires to acquire or sell shares outside the Korea Exchange and the circumstances in connection with such sale or acquisition do not fall within the exceptions made for certain limited circumstances described above, then the foreign investor must obtain the prior approval of the Governor. In addition, in the event a foreign investor acquires or sells shares outside the Korea Exchange, a prior report to the Governor of the Financial Supervisory Service may also be required in certain circumstances. A foreign investor may appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies (including domestic branches of foreign financial investment companies) with a dealing, brokerage or collective investment license and certain eligible foreign custodians which will exercise shareholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than his/her standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between the laws of Korea and those of the home country of the foreign investor.

The shares of a listed Korean company owned by a foreign investor must be electronically registered in accordance with the Electronic Registration Act through an eligible custodian in Korea. Only the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies (including domestic branches of foreign financial investment companies) with a dealing, brokerage or collective investment license and certain eligible foreign custodians are eligible to be a custodian of shares for a foreign investor; provided, however, that a foreign investor is exempted from the above requirement if it (i) acquires shares publicly offered or sold outside Korea for the purpose of listing on an overseas stock exchange or (ii) acquires or disposes of shares through an overseas stock exchange if such shares are simultaneously listed on the Korea Exchange and such overseas stock exchange.

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

In addition to the aggregate foreign investment ceiling set out under the Financial Investment Services and Capital Markets Act, our Articles of Incorporation set a 3% ceiling on acquisition by a single investor (whether domestic or foreign) of the shares of our common stock. Any person (with certain exceptions) who holds more than 3% of our issued and outstanding shares cannot exercise voting rights with respect to our shares in excess of this 3% limit.

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

Furthermore, Korean tax laws require the beneficial owner to submit an application for entitlement to a reduced tax rate together with evidence of tax residence (including a certificate of tax residence of the beneficial owner issued by a competent authority of the country of tax residence of the beneficial owner) to a withholding obligor paying Korean source income in order to benefit from the available reduced tax rate pursuant to the relevant tax treaty. Under Korean tax laws and subject to certain exceptions, an overseas investment vehicle (which is defined as an organization established in a foreign jurisdiction that manages funds collected through investment solicitation by acquiring, disposing or otherwise investing in proprietary targets and then distributes the proceeds thereof to investors) (the “Overseas Investment Vehicle”) must obtain an application for reduced tax rate from the beneficial owner and submit to the withholding obligor an overseas investment vehicle report (prepared by the Overseas Investment Vehicle) which includes a detailed statement on the beneficial owner.

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

Taxation of Capital Gains

Korean tax laws currently exclude from Korean taxation gains made by a non-resident without a permanent establishment in Korea from the sale of a Registered Debt Security to another non-resident (except where a non-resident sells Registered Debt Securities to another non-resident’s permanent establishment in Korea, if any). In addition, capital gains realized from the transfer of Registered Debt Securities outside Korea by non-residents with or without permanent establishments in Korea are currently exempt from taxation by virtue of the STTCL, provided that the issuance of such Registered Debt Securities is deemed to be an overseas issuance of foreign currency-denominated bonds under the STTCL. If you sell or otherwise dispose of a Registered Debt Security through other ways than those mentioned above, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (which is the lesser of 22.0% (including local income tax) of the net gain or 11.0% (including local income tax) of the gross sale proceeds, subject to the production of satisfactory evidence of the acquisition cost of such Registered Debt Securities and certain direct transaction costs attributable to the disposal of such Registered Debt Securities), unless an exemption is available under an applicable income tax treaty. See the discussion under “—Shares or ADSs—Tax Treaties” below for an additional explanation on treaty benefits.

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

Furthermore, Korean tax laws require the beneficial owner to submit an application for entitlement to a reduced tax rate together with evidence of tax residence (including a certificate of tax residence of the beneficial owner issued by a competent authority of the country of tax residence of the beneficial owner) to a withholding obligor paying Korean source income in order to benefit from the available reduced tax rate pursuant to the relevant tax treaty. Under Korean tax laws and subject to certain exceptions, the Overseas Investment Vehicle must obtain an application for entitlement to a reduced tax rate from the beneficial owner and submit to the withholding obligor an overseas investment vehicle report (prepared by the Overseas Investment Vehicle) which includes a detailed statement on the beneficial owner.

If you hold common shares or ADSs and receive the dividend through an account at the Korea Securities Depository held by a foreign depositary settlement institute, you are not required to submit the application for entitlement to a reduced tax rate. However, evidence of tax residence may need to be submitted to us through such foreign depositary settlement institute.

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

Furthermore, the Korean tax laws require the beneficial owner to submit an application for entitlement to a reduced tax rate (if there is no change in the content of such application, it is not required to submit such application again within a period of three years thereafter) together with evidence of tax residence (including a certificate of tax residence of the beneficial owner issued by a competent authority of the country of tax residence of the beneficial owner) to a withholding obligor paying Korean source income in order to benefit from the available reduced tax rate pursuant to the relevant tax treaty. If you hold the shares of common stock or ADSs and receive the dividend through an account at the Korea Securities Depository held by a foreign depositary settlement institute, you are not required to submit the application for entitlement to a reduced tax rate. However, evidence of tax residence may need to be submitted to us through such foreign depositary settlement institute.

Under Korean tax laws and subject to certain exceptions, the Overseas Investment Vehicle must obtain an application for a reduced tax rate from the beneficial owner and submit to the withholding obligor an overseas investment vehicle report (prepared by the Overseas Investment Vehicle) which includes a detailed statement on the beneficial owner.

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

Securities Transaction Tax

If you transfer shares of common stock on the Stock Market of the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.08% (which will be reduced to 0% for transfers on or after January 1, 2023) and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock. If your transfer of the shares of common stock is not made on the Stock Market of the Korea Exchange, subject to certain exceptions you will be subject to securities transaction tax at the rate of 0.43% for transfers prior to January 1, 2023 and 0.35% for transfers on or after January 1, 2023 and will not be subject to an agriculture and fishery special surtax.

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

This summary is based on current law, which is subject to change (perhaps retroactively), is for general purposes only and should not be considered tax advice. This summary does not represent a detailed description of the U.S. federal income tax consequences and does not address the effects of the Medicare contribution tax on net investment income, U.S. federal estate and gift taxes or foreign, state, local or other tax considerations that may be relevant to you in light of your particular circumstances. The discussion set forth below is applicable to you if (i) you are a resident of the United States for purposes of the current income tax treaty between the United States and Korea (the “Treaty”), (ii) your Registered Debt Securities, common stock or ADSs are not, for purposes of the Treaty, effectively connected with a permanent establishment in Korea and (iii) you otherwise qualify for the full benefits of the Treaty. Except where noted, this summary deals only with Registered Debt Securities, common stock or ADSs held as capital assets, and it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a dealer in securities or currencies, a financial institution, a regulated investment company, a real estate investment trust, an insurance company, a tax-exempt organization, a person holding the Registered Debt Securities, common stock or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle, a person owning 10.0% or more of our stock (by vote or value), a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, a person liable for the alternative minimum tax, a person required to accelerate the recognition of any item of gross income with respect to the Registered Debt Securities, common stock or ADSs as a result of such income being recognized on an applicable financial statement, a partnership or other pass-through entity (or an investor therein), or a U.S. Person whose “functional currency” is not the U.S. dollar). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

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

Original Issue Discount

The ZTF Debentures were issued with original issue discount (“OID”) for U.S. federal income tax purposes equal to the difference between (i) the sum of all scheduled amounts payable on the ZTF Debentures (including the interest payable on such ZTF Debentures) and (ii) the “issue price” of the ZTF Debentures. The “issue price” of each ZTF Debenture is the first price at which a substantial amount of the ZTF Debentures was sold to the public (other than to an underwriter, broker, placement agent or wholesaler). If you hold ZTF Debentures, then (subject to the discussion in “—Acquisition Premium; Bond Premium” below) you generally must include OID in gross income (as ordinary income) in advance of the receipt of cash attributable to that income, regardless of your method of accounting. However, you generally will not be required to include separately in income cash payments received on the ZTF Debentures, even if denominated as interest.

The amount of OID includible in income by the holder of a ZTF Debenture is the sum of the “daily portions” of OID with respect to the ZTF Debenture for each day during the taxable year or portion of the taxable year in which such holder held such ZTF Debenture, or “accrued OID” (for a discussion relevant to subsequent purchasers, see “—Market Discount” and “—Acquisition Premium; Bond Premium,” below). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for a ZTF Debenture may be of any length and may vary in length over the term of the ZTF Debenture, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period other than the final accrual period is an amount equal to the product of the ZTF Debenture’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period). OID allocable to a final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The “adjusted issue price” of a ZTF Debenture at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period (for subsequent purchasers, determined without regard to the amortization of any acquisition or bond premium, as described below) and reduced by any payments previously made on such ZTF Debenture. Under these rules, you will have to include in income increasingly greater amounts of OID in successive accrual periods. We are required to provide information returns stating the amount of OID accrued on ZTF Debentures held of record by persons other than corporations and other exempt holders.

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

Market Discount

If you purchased a Registered Debt Security other than a ZTF Debenture for an amount that is less than its stated redemption price at maturity, or, in the case of a ZTF Debenture, its adjusted issue price, the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a Registered Debt Security as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the Registered Debt Security at the time of the payment or disposition. In addition, you may be required to defer, until the maturity of the Registered Debt Security or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the Registered Debt Security.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Registered Debt Security, unless you elect to accrue on a constant interest method. Your election to accrue market discount on a constant interest method is to be made for the taxable year in which you acquired the Registered Debt Security, applies only to that Registered Debt Security and cannot be revoked. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. Your election to include market discount in income currently, once made, applies to all market discount obligations acquired by you on or after the first day of the first taxable year to which your election applies and may not be revoked without the consent of the Internal Revenue Service (the “IRS”). You should consult your own tax advisor before making this election.

Acquisition Premium; Bond Premium

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

If you purchased a Registered Debt Security for an amount in excess of the sum of all amounts payable on the Registered Debt Security after the purchase date other than qualified stated interest (as defined in the Code), you will be considered to have purchased the Registered Debt Security at a “premium” and, if such Registered Debt Security is a ZTF Debenture, you will not be required to include any OID in income. You generally may elect to amortize the premium over the remaining term of the Registered Debt Security on a constant yield method as an offset to interest when includible in income under your regular accounting method. In the case of instruments that provide for alternative payment schedules, bond premium is calculated by assuming that (a) you will exercise or not exercise options in a manner that maximizes your yield, and (b) we will exercise or not exercise options in a manner that minimizes your yield (except that we will be assumed to exercise call options in a manner that maximizes your yield). If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of a Registered Debt Security. Your election to amortize premium on a constant yield method will also apply to all taxable debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. You may not revoke the election without the consent of the IRS. You should consult your own tax advisor before making this election.

Sale, Exchange and Retirement of Registered Debt Securities

Upon the sale, exchange, retirement or other disposition of a Registered Debt Security, you generally will recognize gain or loss equal to the difference between the amount you receive (not including an amount equal to any accrued qualified stated interest, which will be taxable as ordinary income to the extent not previously included in income) and your adjusted tax basis in the Registered Debt Security. Your adjusted tax basis in a Registered Debt Security other than a ZTF Debenture will generally be your cost of obtaining the Registered Debt Security, increased by any market discount included in income and reduced by payments of principal you receive and any bond premium that you have previously amortized. Your adjusted tax basis in a ZTF Debenture will, in general, be your cost therefor, increased by any market discount and OID previously included in income and reduced by any cash payments on the ZTF Debenture and any bond premium that you have previously amortized. Your gain or loss realized upon the sale, exchange, retirement or other disposition of a Registered Debt Security will generally be treated as United States source income. Consequently, you may not be able to use the foreign tax credit arising from any Korean tax imposed on the disposition of Registered Debt Securities unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. Except as described above with respect to market discount, your gain or loss will be capital gain or loss and will generally be long-term capital gain or loss if, at the time of the sale, exchange, retirement or other disposition of a Registered Debt Security, you have held the Registered Debt Security for more than one year. Long-term capital gains of non-corporate U.S. Persons (including individuals) are eligible for reduced rates of taxation. Your ability to deduct capital losses is subject to limitations.

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

Tax Consequences with Respect to Common Stock and ADSs

In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the owners of the underlying common stock that is represented by such ADSs. Accordingly, deposits or withdrawals of common stock for ADSs will not be subject to U.S. federal income tax.

Distributions on Common Stock or ADSs

The gross amount of distributions (other than certain pro rata distributions of common stock or rights to subscribe for common stock) to holders of common stock or ADSs (including amounts withheld in respect of Korean withholding taxes) will be taxable dividends to such holders, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in the gross income of a holder as ordinary income on the day actually or constructively received by the holder, in the case of common stock, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. Persons, certain dividends paid by a qualified foreign corporation and received by such holders may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, if such treaty contains an exchange of information provision and the United States Treasury Department had determined that the treaty is satisfactory for purposes of the legislation. The United States Treasury Department has determined that the Treaty, which contains an exchange of information provision, is satisfactory for these purposes. In addition, we believe we are eligible for the benefits of the Treaty. In addition, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Although shares of our common stock will generally not be considered readily tradable for these purposes, United States Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Non-corporate U.S. Persons that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

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

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax- free return of capital, causing a reduction in the adjusted basis of the common stock or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the common stock or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange of property. Consequently, such distributions in excess of our current and accumulated earnings and profits would not give rise to foreign source income and you generally would not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Distributions of common stock or rights to subscribe for common stock that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. Consequently, such distributions will not give rise to foreign source income and you generally will not be able to use the foreign tax credit arising from any Korean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

Sale, Exchange or Other Disposition of ADSs or Common Stock

Upon the sale, exchange or other disposition of ADSs or common stock, you generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and your adjusted tax basis in the ADSs or common stock. The capital gain or loss will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the ADSs or common stock have been held by you for more than one year. Under current law, long-term capital gains of non-corporate U.S. Persons (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Korean tax imposed on the disposition of ADSs or common stock unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.

You should note that any Korean securities transaction tax will not be treated as a creditable foreign tax for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and assets and the valuation of our assets, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2020, and we do not expect to be a PFIC in 2021 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you. For example, if we become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. In addition, non-corporate U.S. Persons will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets in each year. Specifically, we will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either: (i) 75% or more of our gross income in such year is passive income, or (ii) the average percentage of our assets by value in such year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. We cannot assure you that we will not be a PFIC for 2021 or any future taxable year.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to principal, interest, OID and premium payments on Registered Debt Securities and dividend payments in respect of the common stock or ADSs or the proceeds received on the sale, exchange, retirement or other disposition of the Registered Debt Securities, common stock or ADSs paid within the United States (and in certain cases, outside of the United States), unless you are an exempt recipient. A backup withholding tax may apply to such amounts if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report interest and dividends required to be shown on your U.S. federal income tax returns. The amount of any backup withholding from a payment to you will be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Item 10.F. Dividends and Paying Agents

Not Applicable.

Item 10.G. Statements by Experts

Not Applicable.

Item 10.H. Documents on Display

We are subject to the information requirements of the Exchange Act, and, in accordance therewith, are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission. You may inspect and copy these materials, including this annual report and the exhibits thereto, at SEC’s Public Reference Room 100 Fifth Street, N.E., Washington D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are also required to make filings with the Commission by electronic means. Any filings we make electronically will be available to the public over the Internet at the Commission’s web site at http://www.sec.gov.

Item 10.I. Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposures are to fluctuations in exchange rates, interest rates and fuel prices. We are exposed to foreign exchange risk related to foreign currency-denominated liabilities. As of December 31, 2020, 17.1% of our long-term debt (including the current portion but excluding original issue discounts and premium), without taking into consideration of swap transactions, was denominated in foreign currencies, principally U.S. dollar. However, a substantial portion of our revenues is denominated in Won. As a result, changes in exchange rates, particularly between the Won and the U.S. dollar, significantly affect us due to our significant amounts of foreign currency-denominated debt and the effect of such changes on the amount of funds required by us to make interest and principal payments on such debt. In order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have recently been reducing and plan to continue to reduce the proportion of our debt which is denominated in foreign currencies.

We are also exposed to foreign exchange risk related to our purchases of fuel since we obtain substantially all of our fuel materials (other than anthracite coal) directly or indirectly from sources outside Korea. Prices for such fuel materials are quoted based on prices stated in, and in many cases are paid for in, currencies other than Won. In 2020, fuel costs represented 25.5% of our sales.

We are exposed to interest rate risk due to significant amounts of debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings. We are also exposed to fluctuations in prices of fuel materials. In 2020, for electricity generation, uranium accounted for 40.6% of our fuel requirements, coal accounted for 45.3%, LNG accounted for 10.6%, oil accounted for 0.4%, and others accounted for 3.1%, measured in each case by the amount of electricity we generated. In 2019, for electricity generation, uranium accounted for 35.7% of our fuel requirements, coal accounted for 51.8%, LNG accounted for 9.5%, oil accounted for 0.5%, and others accounted for 2.4%, measured in each case by the amount of electricity we generated.

For additional discussions of our market risks, see Item 3.D. “Risk Factors” and Item 5.B. “Liquidity and Capital Resources—Liquidity.”

We have entered into various swap contracts to hedge exchange rate risks arising from foreign currency-denominated debts. Details of currency swap contracts outstanding as of December 31, 2020 are as follows:

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate		Contract Exchange Rate
Type				Pay	Receive	Pay	Receive
				(in millions of won or thousands of foreign currencies except contract exchange rate information)
Trading	Standard Chartered	2014	2029	KRW 102,470	USD 100,000	3.14%	3.57%	1,024.70
	Societe Generale	2014	2024	KRW 105,017	USD 100,000	4.92%	5.13%	1,050.17
	Hana Bank	2015	2024	KRW 107,970	USD 100,000	4.75%	5.13%	1,079.70
	Credit Agricole	2015	2024	KRW 94,219	USD 86,920	4.85%	5.13%	1,083.97
	Woori Bank	2019	2027	KRW 21,708	USD 19,417	5.04%	6.75%	1,118.00
	Woori Bank	2019	2024	KRW 296,000	USD 250,000	1.21%	2.50%	1,184.00
	Korea Development Bank	2019	2024	KRW 177,600	USD 150,000	1.24%	2.50%	1,184.00
	Hana Bank	2019	2024	KRW 118,400	USD 100,000	1.24%	2.50%	1,184.00
	Woori Bank	2020	2025	KRW 241,320	USD 200,000	0.54%	1.13%	1,206.60
	Korea Development Bank	2020	2025	KRW 241,320	USD 200,000	0.54%	1.13%	1,206.60
	Kookmin Bank	2020	2025	KRW 120,660	USD 100,000	0.54%	1.13%	1,206.60
	Kookmin Bank	2020	2026	KRW 76,355	USD 70,445	5.83%	6.00%	1,083.90
	Citibank	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	JP Morgan	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	Bank of America	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	Shinhan Bank	2016	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	HSBC	2012	2022	KRW 111,770	USD 100,000	2.89%	3.00%	1,117.70
	Hana Bank	2012	2022	KRW 111,770	USD 100,000	2.87%	3.00%	1,117.70
	Standard Chartered	2012	2022	KRW 111,770	USD 100,000	2.89%	3.00%	1,117.70
	Deutsche Bank	2012	2022	KRW 55,885	USD 50,000	2.79%	3.00%	1,117.70
	Nomura	2015	2025	KRW 111,190	USD 100,000	2.60%	3.25%	1,111.90
	Korea Development Bank	2015	2025	KRW 111,190	USD 100,000	2.62%	3.25%	1,111.90
	Woori Bank	2015	2025	KRW 55,595	USD 50,000	2.62%	3.25%	1,111.90
	Hana Bank	2015	2025	KRW 55,595	USD 50,000	2.62%	3.25%	1,111.90
	Woori Bank	2017	2027	KRW 111,610	USD 100,000	2.25%	3.13%	1,116.10
	Korea Development Bank	2017	2027	KRW 111,610	USD 100,000	2.31%	3.13%	1,116.10
	Hana Bank	2017	2027	KRW 111,610	USD 100,000	2.31%	3.13%	1,116.10
	Korea Development Bank	2018	2028	KRW 108,600	HKD 800,000	2.69%	3.35%	135.75

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate		Contract Exchange Rate
Type				Pay	Receive	Pay	Receive
				(in millions of won or thousands of foreign currencies except contract exchange rate information)
	Shinhan Bank	2018	2028	KRW 115,387	HKD 850,000	2.66%	3.35%	135.75
	Korea Development Bank	2018	2023	KRW 170,280	USD 150,000	2.15%	3.75%	1,135.20
	Woori Bank	2018	2023	KRW 170,280	USD 150,000	2.18%	3.75%	1,135.20
	Hana Bank	2018	2023	KRW 113,520	USD 100,000	2.17%	3.75%	1,135.20
	Shinhan Bank	2018	2023	KRW 227,040	USD 200,000	2.17%	3.75%	1,135.20
	Citibank	2019	2024	KRW 239,956	CHF 200,000	1.44%	0.00%	1,199.78
	Korea Development Bank	2019	2027	KRW 119,978	CHF 100,000	1.43%	0.05%	1,199.78
	HSBC	2019	2024	USD 205,500	AUD 300,000	3M Libor+ 0.78%	3M BBSW+ 0.97%	USD 0.69
Cash flow hedge	Kookmin Bank	2020	2025	KRW 118,780	USD 100,000	1.29%	2.13%	1,187.80
	Shinhan Bank	2020	2025	KRW 118,780	USD 100,000	1.29%	2.13%	1,187.80
	Hana Bank	2020	2025	KRW 118,780	USD 100,000	1.29%	2.13%	1,187.80
	Korea Development Bank	2020	2026	KRW 118,910	USD 100,000	0.61%	1.00%	1,189.10
	Hana Bank	2020	2026	KRW 118,910	USD 100,000	0.61%	1.00%	1,189.10
	Woori Bank	2020	2026	KRW 118,910	USD 100,000	0.62%	1.00%	1,189.10
	Korea Development Bank	2016	2021	KRW 121,000	USD 100,000	2.15%	2.50%	1,210.00
	Morgan Stanley	2016	2021	KRW 121,000	USD 100,000	3M Libor + 2.10%	2.50%	1,210.00
	BNP Paribas	2016	2021	KRW 121,000	USD 100,000	3M Libor + 2.10%	2.50%	1,210.00
	Nomura	2017	2037	KRW 52,457	EUR 40,000	2.60%	1.70%	1,311.42
	Nomura	2017	2037	KRW 59,423	SEK 450,000	2.62%	2.36%	132.05
	Korea Development Bank	2019	2022	KRW 112,650	USD 100,000	1.80%	3.38%	1,126.50
	Kookmin Bank	2019	2022	KRW 112,650	USD 100,000	1.80%	3.38%	1,126.50
	Woori Bank	2019	2022	KRW 112,650	USD 100,000	1.80%	3.38%	1,126.50
	Korea Development Bank	2018	2023	KRW 320,880	USD 300,000	2.03%	3.75%	1,069.60
	BNP Paribas	2019	2024	KRW 111,841	CHF 100,000	1.78%	0.13%	1,118.41
	Kookmin Bank	2019	2024	KRW 111,841	CHF 100,000	1.78%	0.13%	1,118.41
	Korea Development Bank	2019	2022	KRW 117,340	USD 100,000	1.06%	2.38%	1,173.40
	Hana Bank	2019	2022	KRW 117,340	USD 100,000	1.06%	2.38%	1,173.40
	Kookmin Bank	2019	2022	KRW 117,340	USD 100,000	1.06%	2.38%	1,173.40
	Hana Bank	2018	2021	KRW 212,960	USD 200,000	2.10%	3.00%	1,064.80
	Korea Development Bank	2018	2021	KRW 212,960	USD 200,000	2.10%	3.00%	1,064.80
	Hana Bank	2017	2022	KRW 226,600	USD 200,000	1.94%	2.63%	1,133.00
	Korea Development Bank	2017	2022	KRW 113,300	USD 100,000	1.94%	2.63%	1,133.00
	Nomura	2017	2022	KRW 113,300	USD 100,000	1.95%	2.63%	1,133.00
	Woori Bank	2017	2022	KRW 56,650	USD 50,000	1.95%	2.63%	1,133.00
	Kookmin Bank	2017	2022	KRW 56,650	USD 50,000	1.95%	2.63%	1,133.00
	Korea Development Bank	2018	2023	KRW 169,335	USD 150,000	2.26%	3.88%	1,128.90
	Woori Bank	2018	2023	KRW 169,335	USD 150,000	2.26%	3.88%	1,128.90
	Credit Agricole	2018	2023	KRW 112,890	USD 100,000	2.26%	3.88%	1,128.90
	Hana Bank	2018	2023	KRW 56,445	USD 50,000	2.26%	3.88%	1,128.90
	Kookmin Bank	2018	2023	KRW 56,445	USD 50,000	2.26%	3.88%	1,128.90
	Woori Bank	2020	2025	KRW 245,560	USD 200,000	0.93%	1.75%	1,227.80
	Hana Bank	2020	2025	KRW 245,560	USD 200,000	0.93%	1.75%	1,227.80
	Korea Development Bank	2020	2025	KRW 122,780	USD 100,000	0.93%	1.75%	1,227.80

Under these currency swap contracts, we recognized net valuation loss of Won 407 million in 2020.

Details of interest rate contracts outstanding as of December 31, 2020 are as follows:

	Counterparty	Contract Year	Settlement Year		Contract Interest Rate Per Annum
Type				Contract Amount	Pay	Receive
				(in millions of won or thousands of foreign currencies)
Trading	Hana Bank	2017	2022	KRW 100,000	2.01%	3M CD + 0.24%
	Hana Bank	2017	2022	KRW 100,000	2.06%	3M CD + 0.27%
	Hana Bank	2017	2021	KRW 200,000	2.45%	3M CD + 0.32%
	Nomura (1)	2018	2038	KRW 30,000	2.56%	3.75%
	Hana Bank	2018	2023	KRW 200,000	2.15%	3M CD + 0.19%
	Hana Bank	2018	2023	KRW 200,000	2.17%	3M CD + 0.19%
	Hana Bank	2018	2023	KRW 150,000	2.03%	3M CD + 0.21%
	Hana Bank	2019	2024	KRW 200,000	1.87%	3M CD + 0.13%
	Societe Generale	2017	2022	KRW 200,000	3M Libor + 3.44%	3.77%
	Nomura	2017	2032	KRW 52,457	3M Libor + 2.22%	2.60%
	Nomura	2017	2032	KRW 59,423	3M Libor + 2.24%	2.62%
Cash flow hedge	Export-import bank of Korea	2015	2031	USD 15,893	2.67%	6M USD Libor
	ING Bank	2015	2031	USD 7,861	2.67%	6M USD Libor
	BNP Paribas	2015	2031	USD 7,861	2.67%	6M USD Libor
	BNP Paribas	2009	2027	USD 69,509	4.16%	6M USD Libor
	KFW	2009	2027	USD 69,509	4.16%	6M USD Libor
	Export-import bank of Korea	2016	2036	USD 75,929	3.00%	6M USD Libor

Notes:

(1)

2.56% of the contract interest rate for paying is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter. Depending on exercise of counterparty’s right, it can be reimbursed before the due date on the same day of every year starting from June 15, 2023.

Under these interest rate swap contracts, we recognized net valuation loss of Won 1,845 million in 2020.

We engage in transactions denominated in foreign currencies and consequently become exposed to fluctuations in exchange rates. The carrying amounts of our foreign currency-denominated monetary assets and monetary liabilities as of December 31, 2019 and 2020 were as follows:

	Assets		Liabilities
Type	2019	2020	2019	2020
	(In thousands of USD, EUR, GBP and other foreign currencies)
AED	57,403	39,678	40,061	31,594
AUD	143	133	1,036,785	707,538
BDT	85,547	93,442	635	—
BWP	1,437	890	—	—
EGP	—	—	—	948
CAD	86	247	3,112	1,840
CHF	—	—	500,753	500,406
CNY	—	—	26,140	—
CZK	—	—	243	2,033
EUR	208	310	111,199	121,069
GBP	—	—	191	43
HKD	—	—	1,648,815	1,651,839
IDR	376,136	342,496	219,801	555,241
INR	1,244,170	1,231,895	210,232	155,134
JOD	1,516	1,673	147	—
JPY	109,970	825,269	314,402	484,585
KZT	319	1,510	—	—
MGA	3,858,201	5,645,349	133,403	—
MMK	29,651	11,032	—	—
PHP	175,210	191,122	130,073	104,161
PKR	354,361	371,328	4,366	12,222
SAR	2,653	2,178	480	—
SEK	—	—	449,072	449,824
USD	1,227,054	1,445,522	9,963,928	12,234,563
UYU	58,781	78,265	8,213	1,585
VND	418,998	672,563	1,375	—
ZAR	450	303	6	—

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

If the Won depreciates against the U.S. dollar and all other foreign currencies held by us by 10%, and all other variables are held constant from their levels as of December 31, 2020, we estimate that our unrealized foreign exchange translation losses will increase by Won 1,337 billion in 2020. Such sensitivity analysis is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency as of December 31, 2019 and 2020, without taking into consideration of the hedge effect of swap transactions. To manage our foreign currency risk related to foreign currency-denominated receivables and payables, we have a policy of entering into currency forward agreements. In addition, to manage our foreign currency risk related to foreign currency-denominated expected sales transactions and purchase transactions, we enter into cross-currency swap agreements.

We are exposed to interest rate risk due to our borrowings with floating interest rates. If interest rates increase by 1% on all of our borrowings and debentures bearing variable interest, and all other variables are held constant as of December 31, 2020, we estimate that our profit before income taxes will decrease by Won 26 billion (not reflecting the fact that a portion of such interest may be capitalized under IFRS) in 2021. Such sensitivity analysis does not take into consideration of the hedge effect of interest rate swap transactions. To manage our interest rate risks, we, in addition to maintaining an appropriate mix of fixed and floating rate loans, have entered into certain interest rate swap agreements.

We are exposed to electricity rates risk due to the rate regulation by the Government, which considers the effect of electricity rate changes on the national economy. If the electricity rate rises by 1% and all other variables are held constant as of December 31, 2020, we estimate that our profit before income taxes will increase by Won 557 billion in 2021.

We are exposed to fuel price risks due to the heavy influence of fuel costs on our sales and cost of sales. If the fuel prices of anthracite and bituminous coal, oil, LNG and others used for generation by us and our generation subsidiaries rise by 1% and all other variables are held constant as of December 31, 2020, we estimate that our profit before income taxes will decrease by Won 164 billion in 2021.

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

Under the terms of the Deposit Agreement in respect of our ADSs, the holder and beneficiary owners of ADSs, any party depositing or withdrawing or surrendering ADSs or ADRs, whichever applicable, may be required to pay the following fees and charges to Citibank, N.A., whose principal executive office located in 388 Greenwich St. New York, NY 10013, acting as depositary for our ADSs:

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

Depositary Payments for the Fiscal Year 2020

The following table sets forth our expenses incurred in 2020, which were reimbursed by Citibank, N.A. in the aggregate:

	(In thousands of U.S. dollars)
Reimbursement of legal fees	US$	165,309
Contributions towards our investor relations and other financing efforts (including investor conferences, non-deal roadshows and market information services)		268,439
Other		126,677

Total	US$	560,425

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2020 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2020 based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

Following the overhaul in May 2013 by the Committee of Sponsoring Organization of the Treadway (“COSO”) of the COSO Framework relating to internal controls and adoption of the 2013 Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework (2013)”),

we have, effective January 1, 2014, adopted the COSO Framework (2013) and incorporated it into our internal control system for us and our subsidiaries in order to comply with the Sarbanes Oxley Act and to standardize our internal control system. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 using criteria established by the COSO Framework (2013). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020 based on the criteria established by the COSO Framework (2013).

Audit Report of the Independent Registered Public Accounting Firm

Ernst & Young Han Young has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2020, which is included elsewhere in this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our adoption of the COSO Framework (2013) did not have, and is not reasonably likely to have, any material effect on our internal control over financial reporting.

On the other hand, in preparation for a seamless transition to the new cost pass-through system, we have adopted an enhancement to our internal control over financial reporting effective as of January 1, 2021. Nevertheless, such enhancement did not have any effect on our consolidated financial statements included in this annual report or related internal controls to have any effect on our assessment of internal control over financial reporting as of December 31, 2020. We believe such enhancement would not have, and is not likely to have, any material effect on our internal control over financial reporting in 2021.

We operate an integrated ERP system for a transparent and efficient management of the core ERP components, including personnel, accounting, procurement, construction and facilities maintenance. In addition, we also operate a strategic enterprise management system that includes business warehouse, management information and business planning and simulation systems. We will continue to upgrade and improve the ERP system, which is being used as our core information infrastructure.

ITEM 16.	[RESERVED]

Item 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that we have at least one “audit committee financial expert” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Our audit committee financial expert is Noh, Geum-Sun. Such member is independent within the meaning of the Korea Exchange listing standards, the regulations promulgated under the Enforcement Decree of the Korean Commercial Act and the New York Stock Exchange listing standards.

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

Item 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2019 and 2020 for professional services rendered by our principal accountant for such year, for various types of services and a brief description of the nature of such services. Ernst & Young Han Young, a Korean independent registered public accounting firm, was our principal accountant for the years ended December 31, 2019 and 2020 and we currently expect Ernst & Young Han Young to serve as our principal accountant for the year ended December 31, 2021.

	Aggregate Fees Billed During
Type of Services	2019		2020		Nature of Services
	(In millions of Won)
Audit Fees	￦	7,440	￦	7,774	Audit service including interim review service for KEPCO and its subsidiaries.
Audit-Related Fees		558		516	Comfort letter services.
Tax Fees		113		56	Tax return and consulting advisory service.
All Other Fees		—		—	All other services which do not meet the three categories above.

Total	￦	8,111	￦	8,346

The U.S. law and regulations in effect since May 6, 2003 generally require all service of the principal accountant to be pre-approved by an independent audit committee or, if no such committee exists with respect to an issuer, by the entire board of directors. We have adopted the following policies and procedures for consideration and approval of requests to engage our principal accountant to perform audit and non-audit services. If the request relates to services that would impair the independence of our principal accountant, the request must be rejected. If the service request relates to audit and permitted non-audit services for us and our subsidiaries, it must be forwarded to our audit committee and receive pre-approval.

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

The Act on the Management of Public Institutions sets out the rules for corporate governance for entities that are subject to this Act, including the appointment of their respective president and directors. Under this Act as it applies to us as a “market-oriented public enterprise”, (i) a senior non-standing director as appointed by the minister of the Ministry of Economy and Finance becomes the chairman of our board of directors following the review and resolution of the Committee for Management of Public Institutions; (ii) our president and our standing directors who concurrently serve as members of our audit committee are appointed by the President of the Republic upon the motion of the Ministry of Trade, Industry and Energy (in the case of our president) or of the Ministry of Economy and Finance (in the case of standing directors who concurrently serve as members of our audit committee), following the nomination by such enterprise’s director nomination committee, the review and resolution of the Committee for Management of Public Institutions pursuant to the Act on the Management of Public Institutions and an approval at the general meeting of our shareholders; (iii) our standing directors other than the president and those who also serve as audit committee members must be appointed by our president with the approval at the general meeting of our shareholders from a pool of candidates recommended by our director nomination committee; and (iv) our non-standing directors must be appointed by the minister of the Ministry of Economy and Finance following the review and resolution of the Committee for Management of Public Institutions from a pool of candidates recommended by the director nomination committee, and must have ample knowledge and experience in business management.

The Committee for Management of Public Institutions is established pursuant to the Act on the Management of Public Institutions and is comprised of one chairperson who is the Minister of the Ministry of Economy and Finance and the following members: (i) one Vice Minister-level public official from the Office for Government Policy Coordination as nominated by the minister of the Office for Government Policy Coordination; (ii) one Vice Minister, Deputy Administrator or an equivalent public official of the related administrative agency as prescribed by Presidential Decree; (iii) one Vice Minister, Deputy Administrator, or an equivalent public official of the competent agency who does not fall under subclause (ii); and (iv) 11 or fewer persons commissioned by the President based on the recommendation of the Minister of the Ministry of Economy and Finance from among persons in various fields including law, economy, press, academia, labor, who have good knowledge and experience in the operation and business administration of public institutions as well as good reputation for impartiality.

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

As required under Act on the Management of Public Institutions, we submit to the Government by October 31 every year a report on our medium- to long-term management goals. Under the Act on the Management of Public Institutions, we are also required to give separate public notice of important management matters, such as our budget and financial statements, status of directors and annual reports. In addition, for purposes of providing a comparison of the management performances of government agencies, we are required to post on a designated website a notice on a standard form detailing our management performance. Following consultation with the minister of the Ministry of Trade, Industry and Energy and the review and resolution of the Committee for Management of Public Institutions, the Ministry of Economy and Finance must examine the adequacy and competency of government agencies and establish plans on merger, abolishment, restructuring and privatization of public agencies. In such case, the minister of the Ministry of Trade, Industry and Energy must execute these plans and submit a performance report to the Ministry of Economy and Finance.

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

First, as the sole shareholder, we continue to have the right, under the Act on the Management of Public Institutions, to approve or disapprove the appointment of key members of the governing body of our generation subsidiaries (namely, the president, the standing directors, and the non-standing directors) by way of a vote at the general shareholders meeting before such appointments are ultimately approved and made by the President of the Republic (in the case of the presidents and standing directors concurrently serving as audit committee members of the generation subsidiaries) or by the president of each generation subsidiary (in the case of other standing directors of such generation subsidiary). Our right to exercise such voting right as a shareholder is also protected by the Commercial Act of Korea.

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

Differences between Korean and New York Stock Exchange Corporate Governance Practices

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

Majority of Independent Directors on the Board

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a board, the majority of which is comprised of independent directors satisfying the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with us). The NYSE rules include detailed tests for determining director independence. As a foreign private issuer, we are exempt from this requirement. Under the Act on the Management of Public Institutions, more than one-half of our directors must be non-standing directors. For a discussion on qualifications of non-standing directors, see Item 6.A. “Directors and Senior Management—Board of Directors.” Under the Act on the Management of Public Institutions, a non-standing director is appointed by the Ministry of Economy and Finance following the review and resolution of the Committee for Management of Public Institutions from a pool of candidates recommended by the director nomination committee, and must have ample knowledge and experience in business management. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors.

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

Audit Committee

Under the NYSE listing rules, listed companies must have an audit committee that has a minimum of three members, and all audit committee members must satisfy the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. Our audit committee members meet the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act. The audit committee must be directly responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accountants. Our audit committee performs the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act, including the supervision of the audit by the independent registered public accountants. Under the Korea Exchange listing rules and the Korean Commercial Act, a large listed company must also establish an audit committee of which at least two-thirds of its members must be non-standing directors and whose chairman must be a non-standing director. Under the Act on the Management of Public Institutions, the Korean Commercial Act, the amended Articles of Incorporation and the Korea Exchange listing rules, we are required to maintain an audit committee consisting of three members, of which not less than two members are required to be non-standing directors. In addition, pursuant to certain amendments to the Act on the Management of Public Institutions that became effective as of January 1, 2021, in appointing the standing member of the audit committee, the director nomination committee shall recommend the person who is qualified in any of the followings: (i) a person who is qualified as a certified public accountant or an attorney and has a minimum of three years of experience in work related to such qualification, (ii) a person who has served as an assistant professor or at a higher position for at least three years in areas directly related to audit, investigation and judicial affairs, budget and accounting, investigation, planning and evaluation, etc. (hereinafter referred to as “audit related works”) at a school under subparagraphs 1 through 5 of Article 2 of the Higher Education Act), (iii) a person who has been in charge of audit-related works for at least three years at a public institution, stock-listed corporation or research institute under Article 9(15)3 of the Financial Investment Services and Capital Markets Act and has experience prescribed by Presidential Decree, (iv) person who has been in charge of audit-related works for at least three years at the state or a local government and has served as a public official at the level prescribed by Presidential Decree, or (v) person with other expertise in accordance with the affairs of the relevant institution and qualified as prescribed by Presidential Decree.

Our audit committee is in compliance with the foregoing requirements under the Act on the Management of Public Institutions, the Korean Commercial Act, the amended Articles of Incorporation and the Korea Exchange listing rules.

On April 2, 2021, we amended our Articles of Incorporation to incorporate an amendment to the Commercial Act implemented on December 29, 2020, which requires at least one director who will serve as a member of the audit committee to be appointed separately from other directors at the meeting of shareholders.

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

Reference is made to Item 19(a). “Exhibits” for a list of all financial statements filed as part of this annual report.

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

KOREA ELECTRIC POWER CORPORATION

By:	/s/ JongKap KIM
Name:	JongKap KIM
Title:	President and Chief Executive Officer
Date:	April 30, 2021

INDEX OF EXHIBITS

1.1	Articles of Incorporation, as amended on April 2, 2021 (in English)

2.1	Form of Deposit Agreement*

8.1	List of Subsidiaries

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1	The Korea Electric Power Corporation Act, as amended on March 21, 2017 (in English)**

15.2	Enforcement Decree of the Korea Electric Power Corporation Act, as amended on January 5, 2021 (in English)

15.3	The Act on the Management of Public Institutions, as amended on March 31, 2020 (in English)

15.4	Enforcement Decree of the Act on the Management of Public Institutions, as amended on January 5, 2021 (in English)

101.1	Interactive Data Files (XBRL-Related Documents)

*	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 333-196703.
**	Incorporated by reference to the Registrant’s annual report on Form 20-F (No. 001-13372) previously filed on April 30, 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of

Korea Electric Power Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Korea Electric Power Corporation and subsidiaries (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 30, 2021 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of property, plant and equipment in electricity transmission and distribution business

Description of the Matter

As described in note 18 to the consolidated financial statements, the aggregate carrying value of the Company’s property, plant and equipment (“PP&E”) as of December 31, 2020 is KRW 168,709,387 million, and no impairment charge was recognized during the year ended December 31, 2020. Since the Company was operating at a loss during the year, the Company evaluated its cash-generating unit (“CGU”) in its electricity transmission and distribution business for recoverability by comparing the carrying amount of the CGU with its value-in-use (“VIU”) amount measured using the discounted cash flow model and concluded that the CGU was fully recoverable as of December 31, 2020.

Auditing the Company’s impairment assessment involved subjective judgment and required the involvement of specialists because, in preparing the VIU estimate, management uses estimates in the discounted cash flow model that include, among others, assumptions about future sales volumes, unit sales prices, cost of power purchases, and discount rates, that are inherently uncertain. Further, the carrying amount of PP&E to the consolidated financial statements is material and as such these assumptions have a significant effect on the outcome of the impairment assessment.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness, of controls over the Company’s processes in determining the VIU of the CGU. This included our evaluation of management review controls over significant assumptions (i.e., future sales volumes, unit sales prices, cost of power purchases, and discount rates) used to develop the discounted cash flow forecasts.

Our testing of the Company’s impairment calculation included, among other procedures, evaluating the discounted cash flow model used by the Company by involving our valuation specialists to assist in testing the significant assumptions used to develop the cash flow forecasts and testing the completeness and accuracy of the underlying data. We assessed the accuracy of the Company’s historical projections by comparing them with actual operating results, evaluated management’s methodology for determining the discount rate used to calculate the present value of the forecasted cash flows by comparing it against our own calculated rate using both market and entity-specific information, searched for and evaluated information that corroborates or contradicts the Company’s assumptions, and performed sensitivity analyses of significant assumptions to evaluate the changes in the VIU estimate that could result from changes in the assumptions. Furthermore, we considered the Company’s business plan and external market data for major unobservable inputs such as future sales volumes, unit sales prices and cost of power purchases, that were used in estimating the VIU. For example, we compared these significant assumptions to current industry practice, market and economic trends, historical results of the Company’s business and other relevant factors.

/s/ Ernst & Young Han Young

We have served as the Company’s auditor since 2018.

Seoul, the Republic of Korea

April 30, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Korea Electric Power Corporation:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of comprehensive loss, changes in equity and cash flows of Korea Electric Power Corporation and subsidiaries (the “Company”) for the year ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of Company’s operations and its cash flows for the year ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG Samjong Accounting Corp.

We served as the Company’s auditor from 2013 to 2018.

Seoul, Korea

April 30, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of

Korea Electric Power Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Korea Electric Power Corporation and subsidiaries (the “Company”)’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2020, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively, the “consolidated financial statements”), and our report dated April 30, 2021 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Han Young

Seoul, the Republic of Korea

April 30, 2021

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2019 and 2020

	Note		2019	2020
			In millions of won
Assets
Current assets
Cash and cash equivalents	5,6,7,45	~~W~~	1,810,129	2,029,584
Current financial assets, net	5,6,9,11,12,13,45,47		1,586,509	2,800,220
Trade and other receivables, net	5,8,20,24,45,46,47		7,701,452	7,918,470
Inventories, net	14		7,050,700	6,742,909
Income tax receivables	41		99,718	49,675
Current non-financial assets	15		1,206,377	1,020,158
Assets held-for-sale	16,42		28,116	925

Total current assets			19,483,001	20,561,941

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,45,47		2,563,498	2,472,821
Non-current trade and other receivables, net	5,8,20,45,46,47		2,002,297	1,861,569
Property, plant and equipment, net	18,24,27,49		164,701,827	168,709,387
Investment properties, net	19,27		158,580	225,195
Goodwill	16,51		97,977	98,166
Intangible assets other than goodwill, net	21,27,46		1,069,976	1,055,730
Investments in associates	4,17		4,251,802	4,250,787
Investments in joint ventures	4,17		1,663,029	1,919,746
Defined benefit assets, net	25		1,047	7,231
Deferred tax assets	41		1,437,829	1,733,146
Non-current non-financial assets	15		166,929	246,392

Total non-current assets			178,114,791	182,580,170

Total Assets	4	~~W~~	197,597,792	203,142,111

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Financial Position, Continued

As of December 31, 2019 and 2020

	Note		2019	2020
			In millions of won
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,45,47	~~W~~	6,649,402	6,256,521
Current financial liabilities, net	5,12,23,45,47		8,930,903	10,724,689
Income tax payables	41		358,277	476,898
Current non-financial liabilities	20,28,29		5,688,353	5,971,450
Current provisions	26,45		2,604,721	2,451,664

Total current liabilities			24,231,656	25,881,222

Non-current liabilities
Non-current trade and other payables, net	5,22,24,45,47		6,965,760	6,480,412
Non-current financial liabilities, net	5,12,23,45,47		59,115,598	59,365,011
Non-current non-financial liabilities	28,29		8,834,452	9,661,941
Employee benefits liabilities, net	25,45		1,929,854	1,910,860
Deferred tax liabilities	41		8,564,775	9,100,247
Non-current provisions	26,45		19,066,048	20,075,572

Total non-current liabilities			104,476,487	106,594,043

Total Liabilities	4	~~W~~	128,708,143	132,475,265

Equity
Contributed capital	1,30,45
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			34,785,425	32,179,066
Unappropriated retained earnings			12,811,798	17,349,625

			49,202,133	51,133,601

Other components of equity	34
Other capital surplus			1,226,364	1,224,105
Accumulated other comprehensive loss			(280,730)	(409,577)
Other equity			13,294,973	13,294,973

			14,240,607	14,109,501

Equity attributable to owners of the controlling company			67,496,318	69,296,680
Non-controlling interests	16,33		1,393,331	1,370,166

Total Equity		~~W~~	68,889,649	70,666,846

Total Liabilities and Equity		~~W~~	197,597,792	203,142,111

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2018, 2019 and 2020

	Note		2018	2019	2020
			In millions of won, except per share information
Sales	4,35,45,47
Sales of goods		~~W~~	57,897,804	56,894,876	56,684,312
Sales of construction services	20		1,742,391	1,264,916	812,175
Sales of services			392,867	408,290	429,350

			60,033,062	58,568,082	57,925,837

Cost of sales	14,25,43,47
Cost of sales of goods			(55,976,628)	(55,750,468)	(50,353,315)
Cost of sales of construction services			(1,638,869)	(998,766)	(1,009,430)
Cost of sales of services			(592,224)	(1,030,601)	(441,851)

			(58,207,721)	(57,779,835)	(51,804,596)

Gross profit			1,825,341	788,247	6,121,241
Selling and administrative expenses	25,36,43,47		(2,627,890)	(2,669,576)	(2,678,443)
Other income	28,37		969,894	997,973	1,036,448
Other expenses	37		(231,330)	(241,913)	(417,720)
Other gains (losses), net	38		(621,124)	(582,258)	35,094

Operating profit (loss)	4		(685,109)	(1,707,527)	4,096,620
Finance income	5,12,39		796,870	1,009,706	1,510,249
Finance expenses	5,12,40		(2,470,743)	(2,782,156)	(2,896,443)
Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Share in profit of associates and joint ventures			473,269	257,673	398,972
Gain on disposal of investments in associates and joint ventures			5,079	70,094	10,165
Gain on disposal of investments in subsidiaries			73	—	—
Share in loss of associates and joint ventures			(110,168)	(90,853)	(119,848)
Loss on disposal of investments in associates and joint ventures			(2,183)	(2)	(16)
Impairment loss on investments in associates and joint ventures			(7,907)	(22,517)	(1,556)
Loss on disposal of investments in subsidiaries			—	(256)	(6,610)

			358,163	214,139	281,107

Profit (loss) before income tax			(2,000,819)	(3,265,838)	2,991,533
Income tax benefit (expense)	41		826,321	1,002,303	(899,064)

Profit (loss) for the year		~~W~~	(1,174,498)	(2,263,535)	2,092,469

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss), Continued

For the years ended December 31, 2018, 2019 and 2020

	Note		2018	2019	2020
			In millions of won, except per share information
Other comprehensive income (loss), net of tax	5,12,25,31,34
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability	25,31	~~W~~	(108,169)	42,315	(69,804)
Share in other comprehensive income (loss) of associates and joint ventures	31		(1,153)	(6,789)	3,181
Net change in fair value of financial assets at fair value through other comprehensive income	34		(34,185)	(11,732)	(8,532)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,34		211	19,242	64,561
Foreign currency translation of foreign operations	34		(20,717)	72,816	(76,442)
Share in other comprehensive income (loss) of associates and joint ventures	34		57,088	19,344	(132,805)

Other comprehensive income (loss) for the year			(106,925)	135,196	(219,841)

Total comprehensive income (loss) for the year		~~W~~	(1,281,423)	(2,128,339)	1,872,628

Profit (loss) attributable to:
Owners of the controlling company	44	~~W~~	(1,314,567)	(2,345,517)	1,991,347
Non-controlling interests			140,069	81,982	101,122

		~~W~~	(1,174,498)	(2,263,535)	2,092,469

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	(1,426,477)	(2,239,147)	1,802,824
Non-controlling interests			145,054	110,808	69,804

		~~W~~	(1,281,423)	(2,128,339)	1,872,628

Earnings (loss) per share (in won)	44
Basic and diluted earnings (loss) per share		~~W~~	(2,048)	(3,654)	3,102

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018, 2019 and 2020

		Equity attributable to owners of the controlling company				Non- controlling interests
		Contributed capital	Retained earnings	Other components of equity	Subtotal		Total equity
		In millions of won
Balance at January 1, 2018	~~W~~	4,053,578	53,370,558	14,257,309	71,681,445	1,283,196	72,964,641
Effect of change in accounting policy		—	71,928	(76,851)	(4,923)	—	(4,923)

Restated balance at January 1, 2018		4,053,578	53,442,486	14,180,458	71,676,522	1,283,196	72,959,718
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	(1,314,567)	—	(1,314,567)	140,069	(1,174,498)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(100,495)	—	(100,495)	(7,674)	(108,169)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	(1,153)	—	(1,153)	—	(1,153)
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	(34,125)	(34,125)	(60)	(34,185)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(1,140)	(1,140)	1,351	211
Foreign currency translation of foreign operations, net of tax		—	—	(32,086)	(32,086)	11,369	(20,717)
Share in other comprehensive income (loss) of associates and joint ventures, net of tax		—	—	57,089	57,089	(1)	57,088
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(507,152)	—	(507,152)	(92,741)	(599,893)
Issuance of shares of capital by subsidiaries and others		—	—	1,032	1,032	17,183	18,215
Changes in consolidation scope		—	—	—	—	9,530	9,530
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)

Balance at December 31, 2018	~~W~~	4,053,578	51,519,119	14,171,228	69,743,925	1,348,837	71,092,762

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2018, 2019 and 2020

		Equity attributable to owners of the controlling company				Non- controlling interests
		Contributed capital	Retained earnings	Other components of equity	Subtotal		Total equity
		In millions of won
Balance at January 1, 2019	~~W~~	4,053,578	51,519,119	14,171,228	69,743,925	1,348,837	71,092,762

Total comprehensive income (loss) for the year
Profit (loss) for the year		—	(2,345,517)	—	(2,345,517)	81,982	(2,263,535)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	36,160	—	36,160	6,155	42,315
Share in other comprehensive loss of associates and joint ventures, net of tax		—	(6,789)	—	(6,789)	—	(6,789)
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	(11,732)	(11,732)	—	(11,732)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	14,041	14,041	5,201	19,242
Foreign currency translation of foreign operations, net of tax		—	—	55,347	55,347	17,469	72,816
Share in other comprehensive income of associates and joint ventures, net of tax		—	—	19,343	19,343	1	19,344
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(99,255)	(99,255)
Issuance of shares of capital by subsidiaries and others		—	—	—	—	21,071	21,071
Transactions between consolidated entities		—	—	(8,460)	(8,460)	323	(8,137)
Changes in consolidation scope		—	—	—	—	24,932	24,932
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)
Others		—	(840)	840	—	—	—

Balance at December 31, 2019	~~W~~	4,053,578	49,202,133	14,240,607	67,496,318	1,393,331	68,889,649

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2018, 2019 and 2020

		Equity attributable to owners of the controlling company				Non- controlling interests	Total equity
		Contributed capital	Retained earnings	Other components of equity	Subtotal
		In millions of won
Balance at January 1, 2020	~~W~~	4,053,578	49,202,133	14,240,607	67,496,318	1,393,331	68,889,649
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	1,991,347	—	1,991,347	101,122	2,092,469
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(62,857)	—	(62,857)	(6,947)	(69,804)
Share in other comprehensive income of associates and joint ventures, net of tax		—	3,181	—	3,181	—	3,181
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	(8,533)	(8,533)	1	(8,532)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	58,523	58,523	6,038	64,561
Foreign currency translation of foreign operations, net of tax		—	—	(46,032)	(46,032)	(30,410)	(76,442)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	—	(132,805)	(132,805)	—	(132,805)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(81,011)	(81,011)
Issuance of shares of capital by subsidiaries and others		—	—	(148)	(148)	(5,297)	(5,445)
Transactions between consolidated entities		—	(203)	(2,111)	(2,314)	1,040	(1,274)
Changes in consolidation scope		—	—	—	—	5,684	5,684
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)

Balance at December 31, 2020	~~W~~	4,053,578	51,133,601	14,109,501	69,296,680	1,370,166	70,666,846

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2018, 2019 and 2020

		2018	2019	2020
		In millions of won
Cash flows from operating activities
Profit (loss) for the year	~~W~~	(1,174,498)	(2,263,535)	2,092,469

Adjustments to reconcile profit (loss) for the year to net cash provided by operating activities:
Income tax expense (benefit)		(826,321)	(1,002,303)	899,064
Depreciation		9,905,856	10,971,825	11,377,553
Amortization		118,938	156,915	170,466
Employee benefit expense		360,575	725,120	492,288
Bad debt expense		57,468	16,629	50,686
Interest expense		1,868,458	2,046,811	1,995,425
Loss on disposal of financial assets		1	2,106	648
Loss on disposal of property, plant and equipment		60,704	72,508	162,725
Loss on abandonment of property, plant and equipment		481,176	364,233	255,346
Loss on impairment of property, plant and equipment		710,162	50,034	80,413
Loss on impairment of intangible assets		8,112	513,609	3,599
Loss on disposal of intangible assets		43	827	392
Increase in provisions		1,056,994	2,301,215	1,832,765
Loss (gain) on foreign currency translation, net		243,378	370,309	(782,167)
Gain on valuation of financial assets at fair value through profit or loss		(8,495)	(5,575)	(12,904)
Loss on valuation of financial assets at fair value through profit or loss		6,616	4,513	7,396
Valuation and transaction loss (gain) on derivative instruments, net		(300,500)	(403,765)	390,322
Share in profit of associates and joint ventures, net		(363,101)	(166,820)	(279,124)
Gain on disposal of financial assets		(1,838)	(3,866)	(11,992)
Gain on disposal of property, plant and equipment		(98,077)	(43,784)	(93,195)
Gain on disposal of intangible assets		(12)	(206)	(1,556)
Gain on disposal of investments in associates and joint ventures		(5,079)	(70,094)	(10,165)
Loss on disposal of investments in associates and joint ventures		2,183	2	16
Impairment loss on investments in associates and joint ventures		7,907	22,517	1,556
Gain on disposal of investments in subsidiaries		(72)	—	—
Loss on disposal of investments in subsidiaries		—	256	6,610
Interest income		(223,767)	(268,118)	(242,586)
Dividend income		(12,777)	(13,838)	(7,316)
Others, net		81,317	128,237	30,411

		13,129,849	15,769,297	16,316,676

Changes in working capital:
Trade receivables		246,755	95,345	(107,639)
Non-trade receivables		154,580	64,027	459,524
Accrued income		(484,718)	83,589	(258,963)
Other receivables		(61,961)	(116,583)	(32,536)
Other current assets		(148,509)	(271,986)	(462,125)
Inventories		(1,771,550)	(980,216)	(723,495)
Other non-current assets		(54,148)	(611,066)	(140,017)
Trade payables		478,744	(546,159)	(262,985)
Non-trade payables		(292,912)	192,506	(363,260)
Accrued expenses		(361,204)	(454,501)	(222,113)
Other current liabilities		250,112	373,403	388,163
Other non-current liabilities		287,488	650,468	755,005
Investments in associates and joint ventures (dividends received)		175,175	215,612	237,695
Provisions		(1,132,969)	(1,473,461)	(1,499,436)
Payments of employee benefit obligations		(89,253)	(65,242)	(74,848)
Plan assets		(330,064)	(348,386)	(582,275)

	~~W~~	(3,134,434)	(3,192,650)	(2,889,305)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2018, 2019 and 2020

		2018	2019	2020
		In millions of won
Cash generated from operating activities	~~W~~	8,820,917	10,313,112	15,519,840
Dividends received (financial assets at fair value through other comprehensive income)		11,182	24,255	7,316
Interest paid		(1,895,898)	(2,027,850)	(2,081,663)
Interest received		194,221	186,122	215,183
Income taxes paid		(450,290)	(282,211)	(452,203)

Net cash provided by operating activities		6,680,132	8,213,428	13,208,473

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		1,617	—	5,444
Acquisition of investments in associates and joint ventures		(319,425)	(107,821)	(342,116)
Proceeds from disposals of property, plant and equipment		234,138	522,742	331,777
Acquisition of property, plant and equipment		(12,266,870)	(14,000,359)	(13,281,294)
Proceeds from disposals of intangible assets		13	7,702	10,871
Acquisition of intangible assets		(110,587)	(229,426)	(120,371)
Proceeds from disposals of financial assets		2,419,259	2,783,474	8,020,406
Acquisition of financial assets		(2,841,651)	(2,165,342)	(9,203,450)
Increase in loans		(188,675)	(335,773)	(336,744)
Collection of loans		100,010	292,745	215,292
Increase in deposits		(299,564)	(280,637)	(276,255)
Decrease in deposits		259,930	275,314	280,941
Proceeds from disposals of assets held-for-sale		18,716	30,662	32,578
Receipt of government grants		30,416	21,705	41,209
Cash outflow from merger		—	(154,311)	—
Net cash inflow (outflow) from changes in consolidation scope		2,141	(2,917)	(24,624)
Other cash outflow from investing activities, net		(53,769)	(157,116)	(185,475)

Net cash used in investing activities		(13,014,301)	(13,499,358)	(14,831,811)

Cash flows from financing activities
Proceeds from (repayment of) short-term borrowings, net		(183,660)	188,957	345,338
Proceeds from long-term borrowings and debt securities		14,251,586	13,221,407	10,170,107
Repayment of long-term borrowings and debt securities		(8,095,590)	(7,068,290)	(7,976,658)
Payment of lease liabilities		(134,454)	(573,437)	(613,977)
Settlement of derivative instruments, net		60,907	102,146	42,263
Change in non-controlling interests		20,113	17,365	11,554
Dividends paid (hybrid bond)		(17,658)	(13,385)	(13,385)
Dividends paid		(599,391)	(99,356)	(81,298)
Other cash outflow from financing activities, net		(175)	—	(3,120)

Net cash provided by financing activities		5,301,678	5,775,407	1,880,824

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		(1,032,491)	489,477	257,486
Effect of exchange rate fluctuations on cash held		21,097	(37,693)	(38,031)

Net increase (decrease) in cash and cash equivalents		(1,011,394)	451,784	219,455
Cash and cash equivalents at January 1		2,369,739	1,358,345	1,810,129

Cash and cash equivalents at December 31	~~W~~	1,358,345	1,810,129	2,029,584

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2019 and 2020

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”) was incorporated on December 31, 1981 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was first listed on the Korea Stock Exchange on August 10, 1989 and subsequently on the New York Stock Exchange on October 27, 1994 through its depository receipts. KEPCO’s headquarter is located in Naju, Jeollanam-do.

As of December 31, 2020, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
The Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Foreign investors	106,414,565	16.58%
Other	207,472,454	32.32%

	641,964,077	100.00%

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

The consolidated financial statements of KEPCO and its subsidiaries (the “Company”) were approved by the Board of Directors on February 19, 2021 and authorized on April 16, 2021 for the purpose of Form 20-F filing with the Securities and Exchange Commission.

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

These consolidated financial statements are presented in Korean won (“won”), which is also the functional currency of KEPCO and most of the significant operating subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

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

The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Company determines the estimated future taxable income is not sufficient to realize the deferred tax assets recognized.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

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

Electricity delivered but neither metered nor billed is estimated at the reporting date based on the volume of electricity delivered which can vary significantly as a result of customer usage patterns, customer mix, meter reading schedules, weather, and etc. Unbilled revenue recognized as of December 31, 2019 and 2020 are ~~W~~1,580,804 million and ~~W~~1,691,294 million, respectively.

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

According to the Eighth Basic Plan for Electricity Supply and Demand announced by the Ministry of Trade, Industry and Energy in 2017, Wolsong unit 1 nuclear power plant was expected to go through a comprehensive evaluation for the feasibility of continuous operation including economic efficiency and acceptability of household and community in 2018 in order to decide whether to shut down early. On June 15, 2018, the board of directors of Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”), a subsidiary of KEPCO, decided to shut down Wolsong unit 1 on the grounds that its deficit was increasing and its economic efficiency was low due to the nonoptimal utilization rate. On December 24, 2019, NSSC approved permanent shutdown of unit 1.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

In addition, the Company has also decided to discontinue the construction of Cheonji unit 1 and 2 and Daejin unit 1 and 2 pursuant to the government policy. Accordingly, the Company recognized impairment loss and other expenses during the year ended December 31, 2018.

Among the new nuclear power plants under construction, Shin-Hanwool unit 3 and 4, for which approval for power generation business was previously obtained, are not included in the list of construction suspension as determined by the board of directors of KHNP. However, it is highly likely that the construction of Shin-Hanwool unit 3 and 4 will be suspended according to the government’s policy. Accordingly, the Company recognized impairment loss during the year ended December 31, 2018, as the Company believed that there was a significant change in its operating environment.

Korean government plans to refund to the Company for reasonable expenditures incurred in relation to the phase-out of nuclear power plants in accordance with the energy transformation policy established by Korean government. In doing so, after discussions with relevant government agencies and upon approval by the Congress, Korean government is considering using available resource including utilizing relevant fund to make the refund. Also, Korean government has stated that it plans to establish relevant legal basis of providing refund including utilizing available resources, if necessary.

As of December 31, 2020, there is no indication that the above-mentioned impairment no longer exists or has been reduced.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

✓	Note 17 – Investments in Associates and Joint Ventures
✓	Note 18 – Property, Plant and Equipment
✓	Note 20 – Construction Contracts
✓	Note 45 – Risk Management

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

✓	Note 25 – Employment Benefits
✓	Note 41 – Income Taxes

(5)	Changes in accounting policies

Changes in accounting standards effective from January 1, 2020 are as follows. The Company believes that these amendments have no significant impact on the Company’s consolidated financial statements. The Company has not applied the new and revised standards in issue but not yet effective for the periods starting from January 1, 2020, even though the early adoption of these standards is possible.

Amendments to IFRS 3 ‘Business Combination’—Definition of a Business

The amendment to IFRS 3 clarifies that to be considered a business, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. Furthermore, it clarified that a business can exist without including all of the inputs and processes needed to create outputs.

Amendments to IFRS 7 ‘Financial Instruments : Disclosures’, IFRS 9 ‘Financial Instruments’, and IAS 39 ‘Financial Instruments : Recognition and Measurements’—Interest Rate Benchmark Reform

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

The amendments to IFRS 9 and IAS 39 provide a number of reliefs, which apply to all hedging relationships that are directly affected by interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

Amendments to IAS 1 ‘Presentation of Financial Statements’ and IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’—Definition of Material

The amendments provide a new definition of material that states “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of the financial statements. A misstatement of information is material if it could reasonably be expected to influence decisions made by the primary users.

The Conceptual Framework for Financial Reporting

The Conceptual Framework is not a standard, and none of the concepts contained therein override the concepts or requirements in any standard. The purpose of the Conceptual Framework is to assist the IASB (International Accounting Standards Board) in developing standards, to help preparers develop consistent accounting policies where there is no applicable standard in place and to assist all parties to understand and interpret the standards.

The revised Conceptual Framework includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts.

Amendments to IFRS 16 Covid-19 Related Rent Concessions

The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the Covid-19 related rent concession the same way it would account for the change under IFRS 16 if the change were not a lease modification. The amendment applies to annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted.

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its consolidated financial statements are consistent with those followed in the preparation of the Company’s consolidated financial statements as of and for the year ended December 31, 2019, except for the changes described in Note 2.(5).

(1)	Basis of consolidation

The consolidated financial statements are the financial statements of the Company in which the assets, liabilities, equity, income, expenses and cash flows of KEPCO and its subsidiaries are presented as those of a single economic entity. Subsidiaries are those entities controlled by the Company. The Company controls

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

3.	Significant Accounting Policies, Continued

(1)	Basis of consolidation, continued

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

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those of the Company.

All intra-Company assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities within the Company are eliminated in full on consolidation.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

3.	Significant Accounting Policies, Continued

(2)	Business combinations, continued

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 ‘Non-current Assets Held for Sale’ are measured in accordance with that standard.

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

When a business combination is achieved in stages, the Company’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date (i.e., the date when the Company obtains control) and the resulting gain or loss, if any, is recognized in profit or loss. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to profit or loss where such treatment would be appropriate if that interest were disposed of.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

3.	Significant Accounting Policies, Continued

(2)	Business combinations, continued

The assets and liabilities acquired under business combinations under common control are recognized at the carrying amounts recognized previously in the consolidated financial statements of the ultimate parent. The difference between consideration transferred and carrying amounts of net assets acquired is recognized as part of share premium.

(3)	Investments in associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not control or joint control over those policies. If the Company holds 20% ~ 50% of the voting power of the investee, it is presumed that the Company has significant influence over the investee.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

3.	Significant Accounting Policies, Continued

(3)	Investments in associates, continued

The requirements of IAS 28’ Investments in Associates and Joint Ventures’ are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 ‘Impairment of Assets’ as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount, any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

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

The classification of a joint arrangement as a joint operation or a joint venture depends upon the rights and obligations of the parties to the arrangement. The Company determines the type of joint arrangement in which it is involved by considering the structure and form of the arrangement, the terms agreed by the parties in the contractual arrangement and other facts and circumstances.

If the joint arrangement is a joint operation, the Company is to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. If the joint arrangement is a joint venture, the Company is to account for that investment using the equity method accounting in accordance with IAS 28 ‘Investment in Associates and Joint Ventures’ (refer to Note 3.(3)), except when the Company is applicable to the IFRS 5 ‘Non-current Assets Held for Sale’.

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

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

3.	Significant Accounting Policies, Continued

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

The Company adopted the cost pass-through tariff system from January 1, 2021 with the approval of the Ministry of Trade, Industry and Energy (MOTIE) on December 17, 2020, and the new system is only effective prospectively with no retrospective adjustments expected. The Company is currently analyzing the accounting policies regarding the adoption of the new system.

(i)	Sale of goods

The Company sells electricity to customers and accounts for the generation, transmission and distribution of electricity together as a single performance obligation. The sale of electricity is recognized at a point in time when electricity has been distributed to the customer. The transaction price includes variable consideration due to the progressive electricity billing system, discounts on electricity bills for government policy purposes and penalties. In situations where electricity had been delivered but not yet billed, the Company also estimates the volume of electricity delivered which can vary significantly as a result of customer usage patterns, customer mix, meter reading schedules, weather, etc. Variable consideration is estimated by using the expected value method which predicts

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

3.	Significant Accounting Policies, Continued

(7)	Revenue from Contracts with Customers, continued

the amount of consideration to which the Company will be entitled and is recognized only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved which is when the customer is billed.

(ii)	Sale of construction services

The Company provides power plant construction and EPC services which are each identified as a single performance obligation and is recognized over time on the estimated progress to completion using the cost-based input method. The Company believes using the cost-based input method represents a faithful depiction of the transfer of services to the customer. Cost incurred towards contract completion include costs associated with direct materials, labor, and other indirect costs related to contract performance. Judgment is required in estimating the costs expected to incur in completing the construction projects which involves estimating future materials, labor, contingencies and other related costs. Revenue is estimated based on the contractual amount; however it can also be affected by uncertainties resulting from unexpected future events.

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

The Company receives consideration in the form of an item of property, equipment or cash for constructing or acquiring an item of property or equipment in exchange for supplying electricity to its customers. The transaction price is based on the fair value of the consideration received and is initially recorded in deferred revenue included in current and non-current non-financial liabilities of the Company’s consolidated statement of financial position. The Company determines the supply of electricity to be a single performance obligation. Deferred revenue is released to other income over time on a straight-line basis throughout the estimated service period which does not exceed the transferred asset’s useful life.

(9)	Leases

The lessee and the lessor account for each lease component separately from non-lease component, in the lease contracts or contracts that contain lease. However, the Company applied a practical expedient to each

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

3.	Significant Accounting Policies, Continued

(9)	Leases, continued

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

In the case of finance leases, the Company recognizes the same amount of the net investment in the lease as finance lease receivables and recognizes interest income using the effective interest rate method. Income from operating leases is recognized using the straight-line basis over the lease term, and lease opening direct costs incurred during the negotiation and contract phase of the operating lease contract are added to the carrying amount of the lease asset and recognized as expenses over the lease term on a straight-line basis.

(ii)	The Company as a lessee

(a)	Right-of-use assets

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

(b)	Lease liabilities

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

3.	Significant Accounting Policies, Continued

(9)	Leases, continued

(c)	Short-term leases and leases of low-value assets

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

Transactions in foreign currencies are translated to the respective functional currencies of the Company entities at exchange rates at the dates of the transactions. Monetary items in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary items that are measured at fair value in foreign currencies are retranslated to the functional currency at the exchange rate at the date that the fair value was determined, while non-monetary items that are measured in terms of historical cost in foreign currencies shall not be retranslated.

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

For the purpose of presenting financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Korean won using exchange rates prevailing at the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (if applicable, in non-controlling interests).

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation that have been attributed to the controlling interests shall be reclassified from equity to profit or loss (as a reclassification adjustment). The cumulative amount of the exchange differences relating to that foreign operation that have been attributed to the non-controlling interests shall be derecognized, but shall not be reclassified to profit or loss.

On the partial disposal of a subsidiary that includes a foreign operation, the entity shall re-attribute the proportionate share of the cumulative amount of the exchange differences recognized in other

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

3.	Significant Accounting Policies, Continued

(10)	Foreign currencies, continued

comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation the entity shall reclassify to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation shall be treated as assets and liabilities of the foreign operation. Thus they shall be expressed in the functional currency of the foreign operation and shall be translated at the closing rate. Such exchange differences shall be recognized in equity.

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

(i)	If the Company received grants related to assets

Government grants whose primary condition is that the Company purchases, constructs or otherwise acquires long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)	If the Company received grants related to expenses

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

3.	Significant Accounting Policies, Continued

(13)	Employee benefits, continued

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

3.	Significant Accounting Policies, Continued

(14)	Income taxes, continued

initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

In certain circumstances such as when accounting for leases or decommissioning costs of nuclear power plants, the carrying amount of the asset recorded is equal to the liability recognized at initial recognition. When recording its deferred tax balances, the Company considers these assets and liabilities separately on a gross basis. Accordingly, the taxable temporary difference relating to the asset and the deductible temporary difference relating to the liability are separately recognized and presented on a net basis in the consolidated financial statements.

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

December 31, 2019 and 2020

3.	Significant Accounting Policies, Continued

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

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	5 ~ 50
Machinery	2 ~ 32
Vehicles	3 ~ 8
Loaded heavy water	30
Asset retirement costs	18, 30, 40, 60
Right-of-use assets	1 ~ 65
Ships	9
Others	4 ~ 15

A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Depreciation methods, residual values and useful lives of property, plant and equipment are reviewed at the end of each reporting period and if change is deemed appropriate, it is treated as a change in accounting estimate.

Property, plant and equipment are derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an item of property, plant and equipment, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss when the asset is derecognized.

(16)	Investment property

A property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

3.	Significant Accounting Policies, Continued

(16)	Investment property, continued

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

Investment properties except for land, are depreciated on a straight-line basis over 8 ~ 40 years as estimated useful lives.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

3.	Significant Accounting Policies, Continued

(17)	Intangible assets, continued

the development expenditure does not meet the criteria listed above, an internally-generated intangible asset cannot be recognized and the expenditure is recognized in profit or loss in the period in which it is incurred.

Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.

The estimated useful lives and amortization methods of the Company’s intangible assets are as follows:

	Useful lives (years)	Amortization methods
Usage rights for donated assets	10 ~ 30	Straight line
Software	4, 5	Straight line
Industrial rights	5 ~ 10	Straight line
Development expenditures	5	Straight line
Leasehold rights	8 ~ 10	Straight line
Others	3 ~ 50 or indefinite	Straight line
Mining rights	—	Unit of production

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

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from its use or disposal. Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in profit or loss when the asset is derecognized.

(18)	Greenhouse gas emissions rights (allowances) and obligations

In accordance with the Act on the Allocation and Trading of Greenhouse Gas Emission Rights and its Enforcement Decree, the Company applies the following accounting policies for greenhouse gas emissions rights and obligations.

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

December 31, 2019 and 2020

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

(19)	Impairment of non-financial assets other than goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its property, plant and equipment and intangible assets with definite useful lives to determine whether there is any indication that those assets may have been impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

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

If the recoverable amount of an asset (or a CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a CGU) is increased to the revised estimate of its recoverable amount, to the extent the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

3.	Significant Accounting Policies, Continued

(20)	Inventories, continued

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

Under the Persistent Organic Pollutants Control Act, enacted in 2007, the Company is required to remove PCBs, a toxin, from the insulating oil of its transformers by 2025. As a result of the

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

3.	Significant Accounting Policies, Continued

(21)	Provisions, continued

enactments, the Company is required to inspect the PCBs contents of transformers and dispose of PCBs in excess of safety standards under the legally settled procedures. The Company’s estimates and assumptions used to determine fair value can be affected by many factors, such as the estimated costs of inspection and disposal, inflation rate, discount rate, regulations and the general economy.

(vi)	Provisions for the power plant region support programs

The power plant region support programs consist of scholarship programs to local students, local economy support programs, local culture support programs, environment development programs, and local welfare programs. The Company recognizes the provision in relation to the power plant region support programs.

(vii)	Provisions for the transmission and transformation facilities-neighboring areas support

The Company has present obligation to conduct certain programs to support neighboring areas of our transmission and transformation facilities under the Act on Assistance to Electric Power Plants-Neighboring Areas. The Company recognizes the provision of estimated amount to fulfill the obligation.

(viii)	Renewable Portfolio Standard (“RPS”) provisions

RPS program is required to generate a specified percentage of total electricity to be generated in the form of renewable energy and provisions are recognized for the governmental regulations to require the production of energies from renewable energy sources such as solar, wind and biomass.

(22)	Financial instruments

The Company recognizes financial assets and financial liabilities in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument. Upon initial recognition, financial assets and financial liabilities are measured at their fair value plus, in the case of a financial asset or financial liabilities not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i)	Classification and measurement of financial assets

The Company classifies financial assets into three principal categories; measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL) based on the business model in which assets are managed and their cash flow characteristics. The Company assesses the hybrid financial instrument in which derivatives embedded as a whole for classification.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

3.	Significant Accounting Policies, Continued

(22)	Financial instruments, continued

Cash flow characteristics
Business model	Solely payments of principal and interest (SPPI)	Other than SPPI
To collect contractual cash flows	Amortized cost
Both collecting contractual cash flows and selling financial assets	FVOCI(*1)	FVTPL(*2)
To sell financial assets	FVTPL

(*1)	To eliminate or reduce an accounting mismatch, the Company may elect to recognize the amount of change in fair value in profit or loss.

(*2)	On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI.

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

② A non-derivative financial liability that is not classified as at FVTPL is classified as other financial liabilities. Other financial liabilities are measured initially at its fair value minus transaction costs that are directly attributable to the acquisition or issue. Other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

(iii)	Impairment: Financial assets and contract assets

The Company applies a forward-looking ‘expected credit loss’ (ECL) model for debt instruments, lease receivables, contractual assets, loan commitments and financial guarantee contracts.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

3.	Significant Accounting Policies, Continued

(22)	Financial instruments, continued

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

Under IFRS 9, the Company always measures the loss allowance at an amount equal to lifetime expected credit losses for trade receivables or contract assets that result from transactions that are within the scope of IFRS 15 and that do not contain a significant financing component in accordance with IFRS 15, and if the trade receivables or contract assets include a significant financing component, the Company may choose as its accounting policy to measure the loss allowance at an amount equal to lifetime expected credit losses.

The Company has chosen to measure the loss allowance at an amount equal to lifetime expected credit losses for the trade receivables, contract assets and lease receivables that contain a significant financing component.

(iv)	Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset. The Company enters into transactions whereby it transfers assets recognized in its consolidated statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

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

The Company recognizes a financial asset to the extent that it has an unconditional contractual right to receive cash or another financial asset for the construction services and an intangible asset to the extent that it receives a right (license) to charge users of the public service. Borrowing costs attributable to the

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

3.	Significant Accounting Policies, Continued

(23)	Service Concession Arrangements, continued

arrangement are recognized as an expense in the period in which they are incurred unless the Company has a contractual right to receive an intangible asset (a right to charge users of the public service). In this case, borrowing costs attributable to the arrangement are capitalized during the construction phase of the arrangement.

(24)	Derivative financial instruments, including hedge accounting

The Company enters into a variety of derivative arrangements to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps and others.

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

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

3.	Significant Accounting Policies, Continued

(24)	Derivative financial instruments, including hedge accounting, continued

instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income (loss).

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

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss, in the same line of the consolidated statement of comprehensive income (loss) as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains or losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

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

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Company’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by chief operating decision makers of the Company including but not limited to the Chief Executive Officer, for the purpose of resource allocation and assessment of segment performance. The Company’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation (Non-nuclear)’, ‘Plant maintenance & engineering service’ and ‘Others’; others mainly represent the business unit that manages the Company’s foreign operations.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2018, 2019 and 2020, respectively, are as follows:

		2018
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit related to associates, joint ventures and subsidiaries	Employee benefit expense	Loss on abandonment of property, plant and equipment	Increase in provisions, net		Operating profit (loss)
		In millions of won
Transmission and distribution	~~W~~	59,676,952	1,393,120	58,283,832	3,555,158	77,925	708,329	287,268	144,180	424,774	580,931		(1,814,363)
Electric power generation (Nuclear)		8,858,717	8,833,787	24,930	3,088,019	30,422	503,161	9,946	76,467	38,886	520,167		357,401
Electric power generation (Non-nuclear)		25,204,085	24,389,816	814,269	3,269,023	29,313	577,441	58,993	91,140	17,516	(227,234)		482,418
Plant maintenance & engineering service		2,526,126	2,170,959	355,167	114,030	12,505	4,126	1,956	77,526	—	174,785		314,755
Others		996,300	441,436	554,864	55,513	117,878	119,037	—	1,742	—	356		102,421
Consolidation adjustments		(37,229,118)	(37,229,118)	—	(56,949)	(44,276)	(43,636)	—	(30,480)	—	7,989		(127,741)

	~~W~~	60,033,062	—	60,033,062	10,024,794	223,767	1,868,458	358,163	360,575	481,176	1,056,994		(685,109)

Finance income													796,870

Finance expense													(2,470,743)

Gain related to associates, joint ventures and subsidiaries													358,163

Loss before income tax												~~W~~	(2,000,819)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2018, 2019 and 2020, respectively, are as follows, continued:

		2019
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates, joint ventures and subsidiaries	Employee benefit expense	Loss on abandonment of property, plant and equipment	Increase in provisions, net		Operating profit (loss)
		In millions of won
Transmission and distribution	~~W~~	58,328,372	1,336,725	56,991,647	3,814,428	73,478	777,120	140,757	298,144	350,865	987,828		(2,568,529)
Electric power generation (Nuclear)		8,937,026	8,908,803	28,223	3,227,695	37,277	511,864	(5,497)	132,283	—	672,134		782,511
Electric power generation (Non-nuclear)		24,254,957	23,472,153	782,804	3,955,333	35,626	655,466	77,641	163,626	13,364	766,407		551,287
Plant maintenance & engineering service		2,627,539	2,254,841	372,698	125,546	14,214	2,861	1,237	124,745	—	124,242		312,341
Others		1,049,324	656,614	392,710	127,364	141,262	134,248	—	18,409	4	2,408		(489,585)
Consolidation adjustments		(36,629,136)	(36,629,136)	—	(121,626)	(33,739)	(34,748)	—	(12,087)	—	(251,804)		(295,552)

	~~W~~	58,568,082	—	58,568,082	11,128,740	268,118	2,046,811	214,138	725,120	364,233	2,301,215		(1,707,527)

Finance income													1,009,706

Finance expense													(2,782,156)

Gain related to associates, joint ventures and subsidiaries													214,139

Loss before income tax												~~W~~	(3,265,838)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2018, 2019 and 2020, respectively, are as follows, continued:

		2020
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates, joint ventures and subsidiaries	Employee benefit expense	Loss on abandonment of property, plant and equipment	Increase in provisions, net		Operating profit (loss)
		In millions of won
Transmission and distribution	￦	57,345,933	1,224,602	56,121,331	3,836,355	48,220	737,973	169,176	190,302	236,727	731,194		3,045,912
Electric power generation (Nuclear)		9,938,941	9,817,147	121,794	3,564,120	25,581	503,485	(4,905)	86,672	—	691,052		1,168,833
Electric power generation (Non-nuclear)		20,329,611	19,552,376	777,235	4,034,024	20,843	622,346	115,096	112,775	17,679	346,195		(172,884)
Plant maintenance & engineering service		2,703,472	2,283,333	420,139	119,056	11,789	1,250	1,740	101,255	—	230,264		197,553
Others		1,582,001	1,096,663	485,338	122,092	167,005	162,843	—	50,889	940	3,711		148,393
Consolidation adjustments		(33,974,121)	(33,974,121)	—	(127,628)	(30,852)	(32,472)	—	(49,605)	—	(169,651)		(291,187)

	￦	57,925,837	—	57,925,837	11,548,019	242,586	1,995,425	281,107	492,288	255,346	1,832,765		4,096,620

Finance income													1,510,249

Finance expense													(2,896,443)

Gain related to associates, joint ventures and subsidiaries													281,107

Profit before income tax												￦	2,991,533

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the years ended December 31, 2019 and 2020 are as follows:

		2019
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
		In millions of won
Transmission and distribution	￦	109,809,254	3,716,931	6,340,593	58,350,681
Electric power generation (Nuclear)		59,562,190	59,081	2,574,358	33,909,152
Electric power generation (Non-nuclear)		54,758,933	2,088,581	4,955,784	33,117,193
Plant maintenance & engineering service		3,528,879	50,238	95,810	1,124,855
Others		7,833,516	—	344,795	3,531,496

Segment totals		235,492,772	5,914,831	14,311,340	130,033,377

Consolidation adjustments:
Elimination of inter-segment amounts		(39,207,636)	—	(81,555)	(6,654,717)
Equity method adjustment		1,791,844	—	—	—
Deferred taxes		2,048	—	—	5,329,158
Others		(481,236)	—	—	325

		(37,894,980)	—	(81,555)	(1,325,234)

Consolidated totals	￦	197,597,792	5,914,831	14,229,785	128,708,143

		2020
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
		In millions of won
Transmission and distribution	￦	113,115,667	4,204,090	6,535,380	59,772,046
Electric power generation (Nuclear)		61,850,865	116,867	2,419,939	35,652,467
Electric power generation (Non-nuclear)		54,531,155	1,807,409	3,758,795	33,292,680
Plant maintenance & engineering service		3,492,571	42,167	141,226	1,061,949
Others		8,923,046	—	577,056	4,039,220

Segment totals		241,913,304	6,170,533	13,432,396	133,818,362

Consolidation adjustments:
Elimination of inter-segment amounts		(39,762,888)	—	(30,731)	(6,749,728)
Equity method adjustment		1,372,001	—	—	—
Deferred taxes		47,664	—	—	5,417,629
Others		(427,970)	—	—	(10,998)

		(38,771,193)	—	(30,731)	(1,343,097)

Consolidated totals	￦	203,142,111	6,170,533	13,401,665	132,475,265

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

4.	Segment, Geographic and Other Information, Continued

(4)	Geographic information

Electricity sales, the main operations of the Company, are conducted in the Republic of Korea. The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

Geographical unit		Revenue from external customers			Non-current assets(*2)
		2018	2019	2020	2018	2019	2020
		In millions of won
Domestic	￦	57,799,991	56,942,128	56,774,577	157,037,428	169,366,365	173,673,478
Overseas(*1)		2,233,071	1,625,954	1,151,260	3,299,346	2,743,755	2,831,925

	￦	60,033,062	58,568,082	57,925,837	160,336,774	172,110,120	176,505,403

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	The amounts exclude financial assets and deferred tax assets.

(5)	Information on significant customers

There is no single customer which accounts for 10% or more of the Company’s revenue for the years ended December 31, 2018, 2019 and 2020.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of December 31, 2019 and 2020 are as follows:

		2019
		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	￦	—	—	1,810,129	—	1,810,129
Current financial assets
Current financial assets at fair value through profit or loss		131,385	—	—	—	131,385
Current financial assets at amortized costs		—	—	12,302	—	12,302
Current derivative assets		21	—	—	27,597	27,618
Other financial assets		—	—	1,415,204	—	1,415,204
Trade and other receivables		—	—	7,701,452	—	7,701,452

		131,406	—	10,939,087	27,597	11,098,090

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		615,876	—	—	—	615,876
Non-current financial assets at fair value through other comprehensive income		—	379,170	—	—	379,170
Non-current financial assets at amortized costs		—	—	1,307	—	1,307
Non-current derivative assets		165,183	—	—	118,232	283,415
Other financial assets		—	—	1,283,730	—	1,283,730
Trade and other receivables		—	—	2,002,297	—	2,002,297

		781,059	379,170	3,287,334	118,232	4,565,795

	￦	912,465	379,170	14,226,421	145,829	15,663,885

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

(5)	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of December 31, 2019 and 2020 are as follows, continued:

		2020
		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	￦	—	—	2,029,584	—	2,029,584
Current financial assets
Current financial assets at fair value through profit or loss		1,196,101	—	—	—	1,196,101
Current financial assets at amortized costs		—	—	13,149	—	13,149
Current derivative assets		18,332	—	—	11,193	29,525
Other financial assets		—	—	1,561,445	—	1,561,445
Trade and other receivables		—	—	7,918,470	—	7,918,470

		1,214,433	—	11,522,648	11,193	12,748,274

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		685,281	—	—	—	685,281
Non-current financial assets at fair value through other comprehensive income		—	358,559	—	—	358,559
Non-current financial assets at amortized costs		—	—	1,273	—	1,273
Non-current derivative assets		92,432	—	—	44,456	136,888
Other financial assets		—	—	1,290,820	—	1,290,820
Trade and other receivables		—	—	1,861,569	—	1,861,569

		777,713	358,559	3,153,662	44,456	4,334,390

	￦	1,992,146	358,559	14,676,310	55,649	17,082,664

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

(5)	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of December 31, 2019 and 2020 are as follows:

		2019
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	￦	—	1,315,134	—	1,315,134
Debt securities		—	7,542,705	—	7,542,705
Derivative liabilities		13,286	—	59,778	73,064
Trade and other payables		—	6,649,402	—	6,649,402

		13,286	15,507,241	59,778	15,580,305

Non-current liabilities
Borrowings		—	3,389,743	—	3,389,743
Debt securities		—	55,628,959	—	55,628,959
Derivative liabilities		39,861	—	57,035	96,896
Trade and other payables		—	6,965,760	—	6,965,760

		39,861	65,984,462	57,035	66,081,358

	￦	53,147	81,491,703	116,813	81,661,663

		2020
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	￦	—	2,113,181	—	2,113,181
Debt securities		—	8,561,624	—	8,561,624
Derivative liabilities		13,053	—	36,831	49,884
Trade and other payables		—	6,256,521	—	6,256,521

		13,053	16,931,326	36,831	16,981,210

Non-current liabilities
Borrowings		—	3,003,999	—	3,003,999
Debt securities		—	56,045,777	—	56,045,777
Derivative liabilities		144,873	—	170,362	315,235
Trade and other payables		—	6,480,412	—	6,480,412

		144,873	65,530,188	170,362	65,845,423

	￦	157,926	82,461,514	207,193	82,826,633

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

(5)	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for the years ended December 31, 2018, 2019 and 2020 are as follows:

			2018	2019	2020
			In millions of won
Cash and cash equivalents	Interest income	￦	40,704	42,861	9,419
Financial assets at fair value through profit or loss	Interest income		21,713	29,411	19,114
	Gain on valuation of derivatives		34,117	151,604	(52,447)
	Gain on transaction of derivatives		39,114	63,329	36,563
	Gain on valuation of financial assets		1,879	1,062	5,508
	Gain on disposal of financial assets		1,837	1,760	11,344
Financial assets at fair value through other comprehensive income	Dividends income		12,777	13,838	7,316
Financial assets at amortized cost	Interest income		89	539	612
Loans	Interest income		21,925	63,448	26,232
Trade and other receivables	Interest income		90,390	69,941	151,035
Short-term financial instruments	Interest income		41,025	49,070	25,540
Long-term financial instruments	Interest income		7,920	12,794	10,406
Other financial assets	Interest income		1	54	228
Derivative assets (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		69,799	123,730	(77,733)
	Gain on valuation of derivatives (equity, before tax)		8,600	38,305	9,925
	Gain on transaction of derivatives		34,152	65,651	36,053
Financial liabilities at fair value through profit or loss	Gain (loss) on valuation of derivatives		(4,650)	27,686	(104,607)
	Gain on transaction of derivatives		36,046	(493)	(49,788)
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		1,320,516	1,394,328	1,365,801
	Gain (loss) on repayment of financial liabilities		—	—	(35)
	Interest expense of trade and other payables		42,830	94,019	88,757
	Interest expense of others		505,112	558,464	540,867
	Gain (loss) on foreign currency transactions and translations		(356,159)	(406,175)	739,244
Derivative liabilities (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		53,937	14,330	(220,928)
	Gain (loss) on valuation of derivatives (equity, before tax)		(15,029)	(2,578)	101,295
	Gain (loss) on transaction of derivatives		37,985	(42,072)	42,565

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

6.	Restricted Deposits

Restricted deposits as of December 31, 2019 and 2020 are as follows:

			2019	2020
			In millions of won
Cash and cash equivalents	Escrow accounts	￦	—	544
	Deposits for government project and others		9,287	5,066
	Collateral provided for borrowings		63,198	117,747
	Collateral provided for lawsuit		3	42
	Deposits for transmission regional support program		3,002	5,469
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		93,000	109,000
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants
			541,969	577,481
Long-term financial instruments	Escrow accounts		74	76
	Guarantee deposits for banking accounts at oversea branches		326	306
	Collateral provided for borrowings		11,745	11,745
	Decommissioning costs of nuclear power plants		250,464	258,282
	Funds for developing small and medium enterprises(*)		200,000	210,000

		￦	1,173,068	1,295,758

(*)

Deposits for small and medium enterprise at the Industrial Bank of Korea (IBK) and others for construction of Bitgaram Energy Valley and support for high potential businesses as of December 31, 2019 and 2020.

7.	Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Cash	￦	266	871
Other demand deposits		1,117,499	1,291,058
Short-term deposits classified as cash equivalents		527,235	432,263
Short-term investments classified as cash equivalents		165,129	305,392

	￦	1,810,129	2,029,584

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

8.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2019 and 2020 are as follows:

		2019
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	￦	7,147,683	(208,505)	—	6,939,178
Other receivables		792,147	(27,579)	(2,294)	762,274

		7,939,830	(236,084)	(2,294)	7,701,452

Non-current assets
Trade receivables		338,261	(4,254)	(382)	333,625
Other receivables		1,759,930	(86,576)	(4,682)	1,668,672

		2,098,191	(90,830)	(5,064)	2,002,297

	￦	10,038,021	(326,914)	(7,358)	9,703,749

		2020
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	￦	7,370,923	(208,184)	—	7,162,739
Other receivables		799,598	(42,332)	(1,535)	755,731

		8,170,521	(250,516)	(1,535)	7,918,470

Non-current assets
Trade receivables		227,261	(806)	—	226,455
Other receivables		1,728,486	(90,047)	(3,325)	1,635,114

		1,955,747	(90,853)	(3,325)	1,861,569

	￦	10,126,268	(341,369)	(4,860)	9,780,039

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of December 31, 2019 and 2020 are as follows:

		2019
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	￦	376,438	(27,201)	—	349,237
Accrued income		68,921	—	—	68,921
Deposits		273,887	—	(2,294)	271,593
Finance lease receivables(*1)		60,304	(378)	—	59,926
Others		12,597	—	—	12,597

		792,147	(27,579)	(2,294)	762,274

Non-current assets
Non-trade receivables		196,821	(78,654)	—	118,167
Accrued income		2,222	—	—	2,222
Deposits		338,989	—	(4,682)	334,307
Finance lease receivables(*2)		1,118,537	(484)	—	1,118,053
Others		103,361	(7,438)	—	95,923

		1,759,930	(86,576)	(4,682)	1,668,672

	￦	2,552,077	(114,155)	(6,976)	2,430,946

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ￦ 112,789 million.

(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ￦ 1,218,934 million.

		2020
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	￦	441,031	(37,062)	—	403,969
Accrued income		38,956	—	—	38,956
Deposits		239,011	—	(1,535)	237,476
Finance lease receivables(*1)		57,084	(365)	—	56,719
Others		23,516	(4,905)	—	18,611

		799,598	(42,332)	(1,535)	755,731

Non-current assets
Non-trade receivables		215,136	(80,451)	—	134,685
Accrued income		834	—	—	834
Deposits		364,855	—	(3,325)	361,530
Finance lease receivables(*2)		1,065,982	(625)	—	1,065,357
Others		81,679	(8,971)	—	72,708

		1,728,486	(90,047)	(3,325)	1,635,114

	￦	2,528,084	(132,379)	(4,860)	2,390,845

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of December 31, 2019 and 2020 are as follows, continued:

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ￦ 105,127 million.

(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ￦ 1,087,559 million.

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. However once trade receivables are overdue, the Company imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Company holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers with delinquent payments.

(4)	Aging analysis of trade receivables as of December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Trade receivables: (not overdue)	￦	7,338,757	7,274,773

Trade receivables: (impairment reviewed)		147,187	323,411

Less than 60 days		6,555	3,505
60 ~ 90 days		1,899	28,729
90 ~ 120 days		2,106	10,687
120 days ~ 1 year		37,357	34,036
Over 1 year		99,270	246,454

		7,485,944	7,598,184
Less: allowance for doubtful accounts		(212,759)	(208,990)
Less: present value discount		(382)	—

	￦	7,272,803	7,389,194

At the end of each reporting period, the Company assesses whether the credit to trade receivables is impaired. The Company recognizes loss allowances for trade receivables individually when there is any objective evidence that trade receivables are impaired and significant and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Company recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

8.	Trade and Other Receivables, Continued

(5)	Aging analysis of other receivables as of December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Other receivables: (not overdue)	￦	2,327,640	2,363,967

Other receivables: (impairment reviewed)		224,437	164,117

Less than 60 days		98,220	46,399
60 ~ 90 days		2,034	31,183
90 ~ 120 days		14,135	1,873
120 days ~ 1 year		26,212	11,803
Over 1 year		83,836	72,859

		2,552,077	2,528,084
Less: allowance for doubtful accounts		(114,155)	(132,379)
Less: present value discount		(6,976)	(4,860)

	￦	2,430,946	2,390,845

At the end of each reporting period, the Company assesses whether the credit to other receivables is impaired. The Company recognizes loss allowances for other receivables individually when there is any objective evidence that trade receivables are impaired and significant, and classifies the other receivables that are not individually assessed as the other receivables subject to be assessed on a collective basis. Also, the Company recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

(6)	Changes in the allowance for doubtful accounts for the years ended December 31, 2018, 2019 and 2020 are as follows:

		2018		2019		2020
		Trade receivables	Other receivables	Trade receivables	Other receivables	Trade receivables	Other receivables
		In millions of won
Beginning balance	￦	173,583	78,008	215,868	104,726	212,759	114,155
Effect of change in accounting policy		6,641	128	—	—	—	—
Loss allowance as at January 1 under IFRS 9		180,224	78,136	215,868	104,726	212,759	114,155
Bad debt expense		41,498	17,817	29,221	19,206	24,021	27,329
Write-off		(7,696)	(244)	(10,106)	(1,146)	(20,332)	(1,910)
Reversal		(1,726)	(143)	(41,940)	—	(3,373)	(2,464)
Others		3,568	9,160	19,716	(8,631)	(4,085)	(4,731)

Ending balance	￦	215,868	104,726	212,759	114,155	208,990	132,379

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

9.	Financial Assets at Fair Value through Profit or Loss

(1)	Financial assets at fair value through profit or loss as of December 31, 2019 and 2020 are as follows:

		2019		2020
		Current	Non-current	Current	Non-current
		In millions of won
Financial assets at fair value through profit or loss
Beneficiary Certificate	￦	894	160,952	1,313	155,122
Cooperative		—	5,155	—	5,692
Other(*)		130,491	244,857	1,194,788	312,401

		131,385	410,964	1,196,101	473,215

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	150,916	—	212,066
Other		—	53,996	—	—

		—	204,912	—	212,066

	￦	131,385	615,876	1,196,101	685,281

(*)	‘Other’ includes MMT, etc.

(2)	Details of income (loss) from financial assets at fair value through profit or loss for the years ended December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Beneficiary Certificate	￦	12,458	6,127
Cooperative		76	645
Debt with embedded derivatives		2,697	3,598
Other		17,002	30,329

	￦	32,233	40,699

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for the years ended December 31, 2019 and 2020 are as follows:

		2019
		Beginning balance	Acquisition	Disposal	Valuation	Others	Ending balance
		In millions of won
Listed	￦	210,055	—	—	(11,734)	2,880	201,201
Unlisted		189,439	1,876	(19,315)	3,715	2,254	177,969

		399,494	1,876	(19,315)	(8,019)	5,134	379,170

Current financial assets at fair value through other comprehensive income	￦	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		399,494	1,876	(19,315)	(8,019)	5,134	379,170

		2020
		Beginning balance	Acquisition	Disposal	Valuation	Others	Ending balance
		In millions of won
Listed	￦	201,201	—	(4)	(7,809)	1,281	194,669
Unlisted		177,969	2,900	(1)	(23,128)	6,150	163,890

		379,170	2,900	(5)	(30,937)	7,431	358,559

Current financial assets at fair value through other comprehensive income	￦	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		379,170	2,900	(5)	(30,937)	7,431	358,559

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2020 are as follows:

	2019
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Listed
Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	107,090	107,090
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	80	80
SM Korea Line Corp.	18	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
Elcomtec Co., Ltd.	32,875	0.04%		217	52	52
Pan Ocean Co., Ltd.	1,492	0.00%		14	7	7
Dongbu Corp.	955	0.00%		12	8	8
KSP Co., Ltd.	22,539	0.06%		24	40	40
STX Heavy Industries Co., Ltd.	8,639	0.03%		213	26	26
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk	480,000,000	1.50%		65,028	62,026	62,026
Energy Fuels Inc.	1,711,814	1.91%		16,819	3,764	3,764
Bunji Corporation Limited	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	10.42%		84,134	27,903	27,903
Fission 3.0	75,000	0.14%		—	5	5
Fission Uranium Corp.	800,000	0.16%		785	199	199

				359,339	201,202	201,202

Unlisted(*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%	￦	5,000	954	954
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97
Sambo Auto . Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.	117	0.07%		15	15	15
Hana Civil Engineering Co., Ltd.	23	0.00%		1	1	1
KC Development Co., Ltd.	839	0.02%		6	6	6
Imhwa Corp.	329	0.11%		5	5	5
Dalim Special Vehicle Co., Ltd.	58	0.08%		10	10	10
ASA Jeonju Co., Ltd.	34,846	1.34%		697	69	69
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	3	0.08%		5	5	5
Yongbo Co., Ltd.	61	0.20%		3	3	3
HJ Steel Co., Ltd.	218	0.07%		2	2	2
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Co., Ltd.	434	0.01%		9	9	9
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
AJS Co., Ltd.	12,906	0.23%		32	32	32

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2020 are as follows, continued:

	2019
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
MSE Co., Ltd.	429	0.13%	￦	9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	21
Buyoung Co., Ltd.	270	0.00%		3	3	3
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	11	11
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	13
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	27
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	3
Onggane Food Co., Ltd	5	0.07%		1	1	1
Shin-E P&C Co., Ltd.	1,569	0.64%		111	3	3
Ejung Ad Co., Ltd.	132	0.09%		3	3	3
Solvus Co., Ltd.	1,056	0.04%		3	3	3
Myung Co., Ltd.	89	0.05%		2	2	2
Shinil Engineering Co., Ltd.	887	0.06%		3	3	3
Biwang Industry Co., Ltd	406	0.04%		2	2	2
Young Sung Co., Ltd.	89	0.40%		27	27	27
Yuil Industrial Electronics Co., Ltd.	804	0.32%		16	16	16
DN Tek Inc.	12,401	0.29%		62	6	6
Woojin Industry Corporation	3	0.00%		16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	7
Futech Mold Co., Ltd.	274	0.27%		14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%		22	22	22
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	3	3
Morado Co., Ltd.	209	0.04%		2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	2
Kwang Sung Co., Ltd.	610	0.53%		31	31	31
Seen Business and Technology co., Ltd.	29,424	0.73%		147	7	7
Woobang Construction Co., Ltd.	8	0.00%		8	8	8
Shin Pyung Co., Ltd.	6	0.03%		3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	2	2
Najin Steel Co., Ltd.	37	0.06%		5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	5
Elephant & Friends Co., Ltd.	563	0.61%		3	3	3
Mireco Co., Ltd.	109	0.25%		11	11	11
L&K Industry Co., Ltd.	1,615	0.60%		24	24	24
JO Tech Co., Ltd.	1,263	0.62%		25	25	25
Kendae Printing Co., Ltd.	422	0.60%		21	21	21
Dauning Co., Ltd.	231	0.41%		6	6	6
Korea Trecision Co., Ltd.	22	0.45%		5	5	5
Ace Track Co., Ltd.	3,130	1.08%		219	59	59

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2020 are as follows, continued:

	2019
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Yoo-A Construction Co., Ltd.	105	0.20%	￦	11	11	11
Dung Hwan Co., Ltd.	531	0.02%		5	5	5
Hurim Biocell Co., Ltd.	1,021	0.00%		5	5	5
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	32	32
Haseung Industries Co.,Ltd.	55	0.62%		28	28	28
Beer Yeast Korea Inc.	1,388	0.43%		7	7	7
B Con Co., Ltd.	96	1.16%		6	6	6
Ace Integration Co., Ltd	105	0.09%		23	23	23
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	5
KyungDong Co., Ltd.	130	0.01%		1	1	1
ChunWon Development Co., Ltd.	193	0.19%		39	39	39
SungLim Industrial Co., Ltd.	29	0.03%		1	1	1
Korea Minerals Co., Ltd.	191	0.05%		135	1	1
HyoDong Development Co., Ltd.	128	0.15%		25	25	25
Haspe Tech Co., Ltd.	652	0.55%		20	20	20
JoHyun Co., Ltd.	350	1.56%		18	18	18
KC Co., Ltd.	5,107	0.17%		26	26	26
SeongJi Industrial Co.,Ltd.	41	0.05%		1	1	1
Dong Yang Metal Co., Ltd.	2,951	1.97%		161	148	148
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	1
ShinShin Co., Ltd	339	1.12%		17	17	17
Sung Kwang Co., Ltd.	23	0.37%		6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%		35	35	35
Force Tec Co., Ltd.	3,501	0.02%		18	18	18
Samsung Tech Co., Ltd.	486	1.28%		97	36	36
Tae Hyung Co., Ltd.	28	0.43%		20	20	20
Younil Metal Co., Ltd.	41	0.21%		21	21	21
Hankook Precision Ind Co., Ltd.	110	0.06%		11	3	3
Borneo International Furniture Co., Ltd.	4,000	0.16%		97	13	13
CJ Paradise Co.,Ltd	24	0.02%		12	12	12
Han Young Technology Company Co.,Ltd.	35	0.00%		—	—	—
STX Offshore & Shipbuilding Co., Ltd.	8,622	0.25%		1,078	1,078	1,078
Ptotronics Co., Ltd.	843	0.42%		84	6	6
NFT Co., Ltd.	136	0.40%		8	8	8
Echoroba Co.,Ltd.	157	0.02%		3	3	3
Hyundaitech Co.,Ltd.	1,363	0.87%		27	27	27
Dasan Material Co., Ltd.	29	0.04%		22	22	22
Fish World Co.,Ltd.	47	0.21%		2	2	2
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%		6	6	6
Samdo Industry Electric Co.,Ltd.	48	0.02%		1	1	1
Taejung Industries Co.,Ltd.	9,268	0.30%		5	5	5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2020 are as follows, continued:

	2019
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Shinsei Trading Co., Ltd.	64	0.72%	￦	6	6	6
Dynamic Co., Ltd.	111	0.19%		3	3	3
Green Alchemy Co.,Ltd.	38,202	1.48%		191	17	17
Youone TBM Engineering & Construction Co., Ltd.	615	0.27%		31	31	31
KM Leatech Co., Ltd.	1,648	0.98%		8	8	8
Semist Co.,Ltd.	555	0.80%		3	3	3
Sewon Bus Co.,Ltd	12	0.00%		—	—	—
Enertec Co., Ltd.	7,937	0.19%		44	44	44
Sangji Co., Ltd.	20	0.26%		4	4	4
Bellie Doughnuts Co., Ltd.	64	0.07%		4	4	4
Possbell Engineering Co., Ltd.	36	0.64%		1	1	1
Airtech Information communication Co., Ltd	2,379	0.60%		12	12	12
Shin kwang Industrial Co., Ltd.	884	0.35%		55	55	55
Kiscom Co., Ltd.	1,493	0.04%		1	1	1
Wonil laser Co., Ltd	157	0.37%		16	16	16
Pyung Hwa Industrial Co.,Ltd.	3,388	3.00%		85	85	85
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding(*2)	1,100,220	2.50%		229,255	166,863	166,863
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,596	2,596
Choheung packing Co.,Ltd.	61	0.13%		12	12	12
Jaewoo Co., Ltd.	359	0.24%		11	11	11
Wooyang HC Co., Ltd	1,375	0.01%		159	159	159
Sungsan Parts Co., Ltd.	629	0.80%		63	63	63
KMT Co., Ltd.	1,411	0.93%		21	21	21
TheYeonriji Co., Ltd.	116	0.10%		6	6	6
Flusys Co., Ltd.	9	0.08%		2	2	2
DongSeo Electronics Co., Ltd.	323	0.07%		16	16	16
Daewoo Display Co., Ltd.	177	0.03%		5	5	5
Yeong-gwang Remicon Co., Ltd.	15	0.12%		2	2	2
NTS Co., Ltd.	143	0.22%		36	36	36
AID Co., Ltd.	1,212	0.57%		36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%		—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%		100	100	100
Kyung Pyo Industry Co., Ltd.	186	0.76%		19	19	19
Daedong Industry Co., Ltd.	617	0.55%		46	46	46
Doosung Heavy Industries Co., Ltd.	53	0.06%		5	5	5
Samjoo Hightech Co., Ltd.	522	0.08%		3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%		51	51	51
SG Corp.	213	0.54%		21	21	21
Shinseung Chemical Industy Co., Ltd.	5	0.01%		60	60	60
KJ Alloy Co., Ltd.	368	0.20%		7	7	7
SM Hi-tech Co., Ltd.	22	0.39%		22	22	22
Keum Mun Industry Co., Ltd.	1,320	0.97%		330	56	56

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2020 are as follows, continued:

	2019
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Puruen Environment Co., Ltd.	967	1.34%	￦	19	19	19
Miretech Co., Ltd.	9,111	0.27%		18	18	18
SIE Co., Ltd.	12	0.02%		1	1	1
Sejin Hightech Co., Ltd.	17,980	0.16%		18	18	18
Namcheong Corp.	7,096	0.28%		284	11	11
Eun Sung Enterprise Co.	1,131	0.72%		17	17	17
Dongdo Basalt Industry Co., Ltd.	182	1.50%		73	73	73
Shinyoung Textiles Co., Ltd.	523	1.01%		52	23	23
Bugook Cast Iron Co.	135	0.71%		14	14	14
Ilwoo Steel Co., Ltd.	41	0.28%		17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%		81	81	81
Wongwang Door Corp.	575	1.00%		29	29	29
Seobu Highway Solar Co., Ltd.	19,460	10.00%		192	192	192
Dongbu Highway Solar Co., Ltd.	19,020	4.99%		192	192	192
Muan sunshine solar power plant	298,300	19.00%		1,492	1,492	1,492
mansu Co.,Ltd.	344	0.25%		15	15	15
Eanskorea Co., Ltd.	39	0.05%		2	2	2
Youngdongseafood Co., Ltd.	165	0.33%		8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%		—	—	—
Sehwa Diecasting Co., Ltd.	299	1.66%		44	44	44
Sungchang Tech Co., Ltd.	159	0.31%		10	10	10
Yuchang Industry Co., Ltd.	90	0.11%		5	5	5
Jeongpum Co., Ltd.	322	0.35%		16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%		55	55	55
DMC Co., Ltd.	5,831	0.02%		38	38	38
Amanex Co., Ltd.	10	0.02%		9	9	9
Dae-A Leisure Co., Ltd.	23	0.00%		4	4	4
Caffe Bene Co.,Ltd.	1,908	0.03%		2	2	2
Daechang HRSG Co.,Ltd.	618	0.12%		62	62	62
Shinjin International Corp.	4	0.01%		1	1	1
Daewoon Shell Tech Co., Ltd.	666	2.81%		33	33	33
Jinhung Packaging Co.,Ltd	4,329	3.02%		9	22	22
Donglim Eng Co., Ltd.	26	0.11%		3	3	3
SIP Co., Ltd.	274	0.55%		7	7	7
Clizen Co., Ltd.	615	0.34%		31	31	31
Daedong Millenium Co., Ltd.	159	0.42%		32	32	32
Daeji Product Co., Ltd.	15	0.05%		1	—	—
Cheong Hae Myeong Ga Co.,Ltd.	1,867	0.11%		5	5	5
Shinhan Sangi Co., Ltd.	29	0.20%		4	4	4
Jaein Circuit Co., Ltd.	498	1.12%		65	65	65
SSET Co., Ltd.	181	0.30%		18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%		48	48	48
Dawon Yuhwa Co., Ltd.	506	1.94%		25	25	25
Ogokbaekkwa Co., Ltd.	101	0.12%		1	1	1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2020 are as follows, continued:

	2019
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Shinwonn Toptech Co., Ltd.	834	0.51%	￦	83	83	83
KMLC Co., Ltd.	281	0.14%		22	22	22
Seinfood Co., Ltd.	13	0.17%		7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%		34	34	34
Kukex Inc.	639	0.05%		3	3	3
Youngshin Plu Co., Ltd.	104	0.12%		5	5	5
Chang won Engineering Co., Ltd.	22	0.00%		4	4	4
Samsung Silup Co., Ltd.	47	0.19%		5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%		6	6	6
Izu Korea Co., Ltd.	48	0.00%		2	2	2
Dongdo CNP Co., Ltd.	234	0.36%		6	6	6
Hando Precision Co.,Ltd	38	0.26%		4	4	4
Dae Bang Industry Co.,Ltd.	115	0.13%		6	6	6
S.I.T. Co.,Ltd	2,213	0.44%		22	22	22
Taejin Hiech Co., Ltd.	78	0.26%		3	3	3
Headone Co.,Ltd.	69	0.12%		7	7	7
Enaindustry Co., Ltd.	201	0.09%		141	141	141
TCT Co., Ltd.	3,277	0.55%		82	82	82
E-Won Solutech Co., Ltd.	158	0.16%		40	40	40
MJT Co., Ltd.	1,013	0.20%		51	51	51
KPL Circuit Co., Ltd.	283	0.08%		14	14	14
Road Solar Co., Ltd.	12	0.00%		—	—	—
Sung Ae Co., Ltd.	190	0.80%		10	10	10
Han Mi Flexible Co.,Ltd.	143	0.20%		43	43	43
Samhwa Casting Co., Ltd.	200	0.00%		100	100	100
Millennium PNT Co., Ltd.	227	0.37%		6	6	6
GN Chem Co., Ltd.	40	0.07%		1	1	1
GW Industry Co., Ltd.	505	0.07%		51	51	51
TM Construction Co., Ltd	4	0.00%		—	—	—
Dae Myung Co., Ltd	114	0.08%		3	3	3
Nanomicart Co., Ltd.	176	1.06%		35	35	35
Young San Heavy Industries Co., Ltd.	74	0.11%		7	7	7
Samchungwon Co., Ltd.	15	0.24%		2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%		27	27	27
Nanomic Co., Ltd.	94	0.63%		38	38	38
Dong Hwan Co., Ltd.	25	0.02%		1	1	1

				266,717	177,968	177,968

			￦	626,056	379,170	379,170

(*1)	The Company used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2020 are as follows, continued:

(*2)

The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss for the year ended December 31, 2019.

	2020
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Listed
Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	91,356	91,356
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	107	107
SM Korea Line Corp.	180	0.00%		1	1	1
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
Elcomtec Co., Ltd.	32,875	0.04%		217	49	49
Pan Ocean Co., Ltd.	1,492	0.00%		14	7	7
Dongbu Corp.	955	0.02%		12	13	13
KSP Co., Ltd.	22,539	0.08%		53	34	34
STX Heavy Industries Co., Ltd.	7,419	0.12%		107	29	29
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	53,127	53,127
Energy Fuels Inc.	1,711,814	1.31%		16,819	7,888	7,888
Bunji Corporation Limited	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	9.76%		84,134	41,776	41,776
Fission 3.0	75,000	0.05%		—	6	6
Fission Uranium Corp.	800,000	0.16%		785	266	266
SangSangin Industry Co., Ltd.(formerly, DMC Co., Ltd.)	5,831	0.02%		38	4	4
Vitzosys Co., Ltd.	399	0.00%		2	2	2
EMnI Co., Ltd.	1,257	0.00%		25	2	2

				359,327	194,669	194,669

Unlisted(*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%	￦	5,000	954	954
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97
Sambo Auto Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.	117	0.07%		15	15	15
KC Development Co., Ltd.	839	0.02%		6	6	6
Imhwa Corp.	329	0.11%		5	5	5
Dalim Special Vehicle Co., Ltd.	58	0.08%		10	10	10
ASA Jeonju Co., Ltd.	34,846	1.34%		697	69	69
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2020 are as follows, continued:

	2020
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Sungkwang Timber Co., Ltd.	3	0.08%	￦	5	5	5
HJ Steel Co., Ltd.	218	0.07%		2	2	2
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Co., Ltd.	434	0.01%		9	9	9
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
AJS Co., Ltd.	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	21
Buyoung Co., Ltd.	270	0.00%		3	3	3
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	1	1
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	13
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	27
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	3
Shin-E P&C Co., Ltd.	1,569	0.64%		111	3	3
Ejung Ad Co., Ltd.	132	0.09%		3	3	3
Solvus Co., Ltd.	1,056	0.04%		3	3	3
Myung Co., Ltd.	89	0.05%		2	2	2
Shinil Engineering Co., Ltd.	887	0.06%		3	3	3
Biwang Industry Co., Ltd	406	0.04%		2	2	2
Young Sung Co., Ltd.	89	0.40%		26	26	26
Yuil Industrial Electronics Co., Ltd.	804	0.32%		15	15	15
Woojin Industry Corporation	3	0.00%		16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	7
Futech Mold Co., Ltd.	274	0.27%		14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%		22	22	22
Kolmar Pharma Co., Ltd.	1,426	0.01%		52	3	3
Morado Co., Ltd.	209	0.04%		2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	2
Kwang Sung Co., Ltd.	610	0.53%		31	31	31
Seen Business and Technology co., Ltd.	29,424	0.73%		148	7	7
Woobang Construction Co., Ltd.	8	0.00%		8	8	8
Shin Pyung Co., Ltd.	6	0.03%		3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	2	2
Najin Steel Co., Ltd.	37	0.06%		5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	5
Elephant & Friends Co., Ltd.	563	0.61%		3	3	3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2020 are as follows, continued:

	2020
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Mireco Co., Ltd.	109	0.25%	￦	11	11	11
L&K Industry Co., Ltd.	1,615	0.60%		24	24	24
JO Tech Co., Ltd.	1,263	0.62%		25	25	25
Kendae Printing Co., Ltd.	422	0.60%		21	21	21
Dauning Co., Ltd.	231	0.41%		6	6	6
Korea Trecision Co., Ltd.	22	0.45%		5	5	5
Ace Track Co., Ltd.	3,130	1.08%		219	59	59
Dung Hwan Co., Ltd.	556	0.02%		6	6	6
Hurim Biocell Co., Ltd.	1,021	0.00%		5	5	5
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	32	32
Beer Yeast Korea Inc.	1,388	0.43%		7	7	7
B CON Co., Ltd.	96	1.16%		6	6	6
Ace Integration Co., Ltd	105	0.09%		24	24	24
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	5
KyungDong Co., Ltd.	130	0.01%		1	1	1
ChunWon Development Co., Ltd.	193	0.19%		39	39	39
SungLim Industrial Co., Ltd.	29	0.03%		1	1	1
Korea Minerals Co., Ltd.	191	0.05%		134	1	1
HyoDong Development Co., Ltd.	128	0.16%		25	25	25
Haspe Tech Co., Ltd.	652	0.55%		20	20	20
JoHyun Co., Ltd.	350	1.56%		18	18	18
KC Co., Ltd.	5,107	0.17%		26	26	26
SeongJi Industrial Co., Ltd.	41	0.05%		1	1	1
Dong Yang Metal Co., Ltd.	2,951	1.97%		161	147	147
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	1
ShinShin Co., Ltd	339	1.12%		17	17	17
Sung Kwang Co., Ltd.	23	0.37%		6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%		35	35	35
Force Tec Co., Ltd.	3,501	0.02%		18	18	18
Samsung Tech Co., Ltd.	486	1.28%		97	36	36
Tae Hyung Co., Ltd.	28	0.43%		20	20	20
Younil Metal Co., Ltd.	41	0.21%		21	21	21
Hankook Precision Ind Co., Ltd.	110	0.06%		3	3	3
CJ Paradise Co.,Ltd	24	0.02%		12	12	12
Han Young Technology Company Co.,Ltd.	35	0.00%		—	—	—
STX Offshore & Shipbuilding Co., Ltd.	8,622	0.25%		1,078	1,078	1,078
Ptotronics Co., Ltd.	843	0.42%		84	6	6
NFT Co., Ltd.	136	0.40%		8	8	8
Hyundaitech Co.,Ltd.	1,363	0.87%		27	27	27
Dasan Material Co., Ltd.	29	0.04%		22	22	22
Fish World Co.,Ltd.	47	0.21%		2	2	2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2020 are as follows, continued:

	2020
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%	￦	6	6	6
Samdo Industry Electric Co.,Ltd.	48	0.02%		1	1	1
Taejung Industries Co.,Ltd.	9,268	0.30%		5	5	5
Shinsei Trading Co., Ltd.	64	0.72%		6	6	6
Dynamic Co., Ltd.	111	0.19%		3	3	3
Green Alchemy Co.,Ltd.	38,202	1.48%		191	17	17
Youone TBM Engineering & Construction Co., Ltd.	615	0.27%		31	31	31
KM Leatech Co., Ltd.	1,648	0.98%		8	8	8
Semist Co.,Ltd.	555	0.80%		3	3	3
Sewon Bus Co.,Ltd	12	0.00%		—	—	—
Enertec Co., Ltd.	7,937	0.19%		44	44	44
Sangji Co., Ltd.	20	0.26%		4	4	4
Bellie Doughnuts Co., Ltd.	169	0.19%		10	10	10
AIRTECH Information communication Co., Ltd	2,379	0.60%		12	12	12
Shin kwang Industrial Co., Ltd.	884	0.35%		55	55	55
Kiscom Co., Ltd.	1,493	0.04%		1	1	1
Wonil laser Co., Ltd	157	0.37%		16	16	16
Pyung Hwa Industrial Co.,Ltd.	3,388	3.00%		85	85	85
PT. Kedap Saayq	671	10.00%		18,540	—	—
Set Holding(*2)	1,100,220	2.50%		229,255	143,765	143,765
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,440	2,440
Choheung packing Co.,Ltd.	61	0.13%		12	12	12
Jaewoo Co., Ltd.	359	0.24%		11	11	11
Wooyang HC Co., Ltd	1,375	0.01%		159	159	159
Sungsan Parts Co., Ltd.	629	0.80%		63	63	63
TheYeonriji Co., Ltd.	116	0.10%		6	6	6
Flusys Co., Ltd.	9	0.08%		2	2	2
DongSeo Electronics Co., Ltd.	347	0.07%		17	17	17
Daewoo Display Co., Ltd.	177	0.03%		5	5	5
Yeong-gwang Remicon Co., Ltd.	15	0.12%		2	2	2
NTS Co., Ltd.	143	0.22%		36	36	36
AID Co., Ltd.	1,212	0.57%		36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%		—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%		100	100	100
Kyung Pyo Industry Co., Ltd.	186	0.76%		19	19	19
Daedong Industry Co., Ltd.	617	0.55%		46	46	46
Doosung Heavy Industries Co., Ltd.	53	0.06%		5	5	5
Samjoo Hightech Co., Ltd.	522	0.08%		3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%		51	51	51
SG Corp.	213	0.54%		21	21	21
Shinseung Chemical Industy Co., Ltd.	5	0.01%		60	60	60

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2020 are as follows, continued:

	2020
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
KJ Alloy Co., Ltd.	368	0.20%	￦	7	7	7
SM Hi-tech Co., Ltd.	22	0.39%		22	22	22
Keum Mun Industry Co., Ltd.	1,320	0.97%		330	56	56
Puruen Environment Co., Ltd.	967	1.34%		19	19	19
Miretech Co., Ltd.	9,111	0.27%		18	18	18
SIE Co., Ltd.	12	0.02%		1	1	1
Sejin Hightech Co., Ltd.	17,980	0.16%		18	18	18
Eun Sung Enterprise Co., Ltd.	1,131	0.72%		17	17	17
Dongdo Basalt Industry Co., Ltd.	182	1.50%		73	73	73
Shinyoung Textiles Co., Ltd.	523	1.01%		52	23	23
Ilwoo Steel Co., Ltd.	41	0.28%		17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%		81	81	81
Wongwang Door Corp.	575	1.00%		29	29	29
Seobu Highway Solar Co., Ltd.	19,460	2.86%		195	195	195
Dongbu Highway Solar Co., Ltd.	19,020	4.99%		190	190	190
Mansu Co.,Ltd.	344	0.25%		15	15	15
Eanskorea Co., Ltd.	39	0.05%		2	2	2
Youngdongseafood Co., Ltd.	165	0.33%		8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%		—	—	—
Sehwa Diecasting Co., Ltd.	299	1.66%		44	44	44
Sungchang Tech Co., Ltd.	159	0.31%		10	10	10
Yuchang Industry Co., Ltd.	90	0.11%		5	5	5
Jeongpum Co., Ltd.	322	0.35%		16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%		55	55	55
Amanex Co., Ltd.	10	0.02%		9	9	9
Dae-A Leisure Co., Ltd.	23	0.00%		4	4	4
Caffe Bene Co.,Ltd.	1,908	0.03%		2	2	2
Daechang HRSG Co.,Ltd.	618	0.12%		62	62	62
Shinjin International Corp.	4	0.01%		1	1	1
Daewoon Shell Tech Co., Ltd.	666	2.81%		33	33	33
Jinhung Packaging Co.,Ltd	4,329	3.02%		22	22	22
Donglim Eng Co., Ltd.	26	0.11%		3	3	3
SIP Co., Ltd.	274	0.55%		7	7	7
Clizen Co., Ltd.	615	0.34%		31	31	31
Daedong Millenium Co., Ltd.	159	0.42%		32	32	32
Daeji Product Co., Ltd.	15	0.05%		1	—	—
Cheong Hae Myeong Ga Co.,Ltd.	1,867	0.11%		5	5	5
Jaein Circuit Co., Ltd.	498	1.12%		65	65	65
SSET Co., Ltd.	181	0.30%		18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%		48	48	48
Dawon Yuhwa Co., Ltd.	506	1.94%		25	25	25
Ogokbaekkwa Co., Ltd.	101	0.12%		1	1	1
Shinwoo Toptech Co., Ltd.	834	0.51%		83	83	83

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2020 are as follows, continued:

	2020
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
KMLC Co., Ltd.	281	0.14%	￦	22	22	22
Seinfood Co., Ltd.	13	0.17%		7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%		34	34	34
Kukex Inc.	639	0.05%		3	3	3
Youngshin Plus Co., Ltd.	104	0.12%		5	5	5
Chang won Engineering Co., Ltd.	22	0.00%		4	4	4
Samsung Silup Co., Ltd.	47	0.19%		5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%		6	6	6
Izu Korea Co., Ltd.	48	0.00%		2	2	2
Dongdo CNP Co., Ltd.	234	0.36%		6	6	6
Dae Bang Industry Co.,Ltd.	115	0.13%		6	6	6
S.I.T. Co.,Ltd	2,213	0.44%		22	22	22
Taejin Hiech Co., Ltd.	78	0.26%		3	3	3
Headone Co.,Ltd.	69	0.12%		7	7	7
Enaindustry Co., Ltd.	201	0.28%		141	141	141
TCT Co., Ltd.	3,277	0.55%		82	82	82
E-Won Solutech Co., Ltd.	158	0.16%		40	40	40
MJT Co., Ltd.	1,013	0.20%		51	51	51
KPL Circuit Co., Ltd.	283	0.08%		14	14	14
Road Solar Co., Ltd.	12	0.00%		—	—	—
Sung Ae Co., Ltd.	190	0.80%		10	10	10
Han Mi Flexible Co.,Ltd.	143	0.20%		43	43	43
Samhwa Casting Co., Ltd.	200	0.04%		100	100	100
Millennium PNT Co., Ltd.	227	0.37%		6	6	6
GN Chem Co., Ltd.	40	0.07%		1	1	1
GW Industry Co., Ltd.	505	0.07%		51	51	51
TM Construction Co., Ltd.	4	0.00%		—	—	—
Dae Myung Co., Ltd.	114	0.08%		3	3	3
Nanomicart Co., Ltd.	176	1.06%		35	35	35
Young San Heavy Industries Co., Ltd.	74	0.11%		7	7	7
Samchungwon Co., Ltd.	15	0.24%		2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%		27	27	27
Nanomic Co., Ltd.	94	0.63%		38	38	38
Samsung Nonferrous Metal Co., Ltd.	89	0.26%		9	9	9
Daewha Fuel Pump Ind., Ltd.	83	0.05%		10	10	10
HIC Co., Ltd.	7,408	0.71%		111	111	111
Addies Direct Co., Ltd.	1	0.00%		—	—	—
WorldCnM Inc.	131	1.09%		10	10	10
Superone Co., Ltd.	1,585	1.45%		8	8	8
Deok-u Co., Ltd.	1,626	1.92%		195	195	195
Buyoung Panji Co., Ltd.	478	0.44%		12	12	12
International Paint Korea Co., Ltd.	111	0.48%		11	11	11
EI Lighting Co., Ltd.	358	0.36%		18	18	18

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2020 are as follows, continued:

	2020
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Hightech Mnp Co., Ltd.	123	0.35%	￦	6	6	6
Dongjin Foundry Industry Co., Ltd.	966	4.10%		193	193	193
Yooseung Co., Ltd.	10	0.08%		1	1	1
Sungkwang Co., Ltd.	48	0.35%		2	2	2
Taeyang gasteel Co., Ltd.	8	0.02%		1	1	1
Ajin KSB Co., Ltd.	204	0.31%		18	18	18
Sewon Ceramic Co., Ltd.	530	1.01%		5	5	5
Choyang Tech Co., Ltd.	465	1.01%		23	23	23
TK Co., Ltd.	307	0.70%		15	15	15
Sungdo Co., Ltd.	130	1.10%		52	52	52
KSM Tech Co., Ltd.	25	0.11%		1	1	1
Arari Co., Ltd.	14	0.05%		1	1	1
Potech Co., Ltd.	39	0.13%		14	14	14
C&S Corporation Co., Ltd.	1,304	0.01%		13	13	13
Sungshin Parts Co., Ltd.	345	0.40%		14	14	14
Global The One of Korea Co., Ltd.	62	0.06%		3	3	3
Steellife Co., Ltd.	85	0.06%		4	4	4
D&C Castech Co., Ltd.	330	1.89%		25	25	25
Geumhan Co., Ltd.	498	0.24%		7	7	7
Mokgan Co., Ltd.	5	0.02%		1	1	1
Wenex Co., Ltd.	373	0.53%		19	19	19
Sulim Co., Ltd.	30	0.20%		6	6	6
Shinkwang Engineering	24	0.36%		2	2	2
Ek Cookware Co., Ltd.	60	0.04%		1	1	1
KTTW Co., Ltd.	28	0.05%		2	2	2
Avajar Co., Ltd.	1,061	0.01%		1	1	1
Koomin Precisions Co., Ltd.	124	0.26%		12	12	12
Woosung I.B. Co.,Ltd	7,071	0.07%		14	14	14
CAP Korea Co., Ltd.	16	0.30%		3	3	3
MSM Co., Ltd.	25	0.08%		—	—	—
Ddpopstyle Co., Ltd.	22	0.14%		1	1	1
Finemetal Co., Ltd.	49	0.08%		1	1	1
Sungkyeong Co., Ltd.	52	0.24%		2	2	2
RMK Co., Ltd.	63	0.90%		22	22	22
Tpp Co., Ltd.	36,645	11.72%		1,832	1,832	1,832
Kuklim Plastic New Technology Co., Ltd.	393	0.29%		8	8	8
Dukeong Metal Heat Treatment Co., Ltd.	843	3.61%		84	84	84
Newko Co., Ltd.	331	0.06%		10	10	10
KMC&R Co., Ltd.	16	0.11%		1	1	1
Dongsung Mulsan Co., Ltd.	137	0.34%		14	14	14
Pizzakorea Co., Ltd.	42	0.18%		9	9	9
Geumdani Co., Ltd.	2,377	1.82%		36	36	36
Mezzanine I-pack Co., Ltd.	38	0.02%		1	1	1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2019 and 2020 are as follows, continued:

	2020
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Newclean Livestock Co., Ltd.	86	0.17%	￦	4	4	4
Ltop Co., Ltd.	36	0.06%		7	7	7
Simile Aluminium Co., Ltd.	428	0.31%		9	9	9
GT Tooling Co., Ltd.	604	0.17%		6	6	6
Panax Korea Co., Ltd.	58	0.14%		9	9	9
Team Korea Co., Ltd.	4,782	0.37%		24	24	24
Donghwa TCA Co., Ltd.	1,012	0.30%		25	25	25
Hankook Piaget Co., Ltd.	4	0.01%		1	1	1
Coco Food Co., Ltd.	648	1.24%		33	33	33
Woori Industry Co., Ltd.	102	1.05%		21	21	21
Para Belleza Co., Ltd	1,211	1.74%		74	74	74
Dongsung Co., Ltd.	1,983	1.63%		198	198	198
Ssangyong Youngweol Plant Service&Engineering Co., Ltd.	83	0.07%		4	4	4
SH Co., Ltd.	31	0.20%		6	6	6
Namsunnam Co., Ltd.	1,275	0.19%		6	6	6
Daeyoung Co., Ltd.	75	0.01%		8	8	8
Chandown Food Co., Ltd.	46	0.14%		9	9	9
Getron Co., Ltd.	7,259	0.20%		37	37	37
Jungmun Co., Ltd.	19	0.26%		2	2	2
Andong Trading Corporation Co., Ltd.	42	0.00%		2	2	2
JM Tech Co., Ltd.	403	0.67%		82	82	82
SGC Energy Co., Ltd.	580,000	5.00%		2,900	2,900	2,900
Ihsung CNI Co., Ltd.	13,526	18.22%		3,000	3,000	3,000
H Robotics Co., Ltd.	9,192	4.55%		1,000	1,000	1,000
Good Tcells Co., Ltd.	11,364	0.34%		500	500	500

				275,496	163,890	163,890

			￦	634,823	358,559	358,559

(*1)	The Company used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.

(*2)

The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss for the year ended December 31, 2020.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

11.	Financial Assets at Amortized Cost

Financial assets at amortized cost as of December 31, 2019 and 2020 are as follows:

		2019
		Financial assets at amortized cost	Government grants	Allowance for doubtful accounts	Others	Book value
		In millions of won
Government bonds	￦	1,609	—	—	—	1,609
Others		12,000	—	—	—	12,000

	￦	13,609	—	—	—	13,609

Current	￦	12,302	—	—	—	12,302
Non-current		1,307	—	—	—	1,307

		2020
		Financial assets at amortized cost	Government grants	Allowance for doubtful accounts	Others	Book value
		In millions of won
Government bonds	￦	1,422	—	—	—	1,422
Others		13,000	—	—	—	13,000

	￦	14,422	—	—	—	14,422

Current	￦	13,149	—	—	—	13,149
Non-current		1,273	—	—	—	1,273

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

12.	Derivatives

(1)	Derivatives as of December 31, 2019 and 2020 are as follows:

		2019		2020
		Current	Non-current	Current	Non-current
		In millions of won
Derivative assets
Currency forward	￦	21	43,931	18,332	—
Currency swap		27,597	229,258	11,193	127,386
—Trading		—	111,026	—	82,931
—Hedging		27,597	118,232	11,193	44,455
Interest rate swap		—	7,592	—	9,502
—Trading		—	7,592	—	9502
—Hedging		—	—	—	—
Others		—	2,634	—	—

	￦	27,618	283,415	29,525	136,888

Derivative liabilities
Currency forward	￦	7,081	—	10,014	4,977
Currency swap		59,327	45,184	36,088	232,669
—Trading		—	13,250	—	93,245
—Hedging		59,327	31,933	36,088	139,424
Interest rate swap		451	50,756	3,782	66,451
—Trading		—	26,610	2,192	22,687
—Hedging		451	24,147	1,590	43,764
Others(*1,2,3)		6,205	956	—	11,138

	￦	73,064	96,896	49,884	315,235

(*1)

The Company has an obligation to settle the convertible preferred stock to financial investors pursuant to the settlement contract with Samcheok Eco Materials Co., Ltd. and the fair value of the obligation is recorded in ‘Others’.

(*2)	The Company has granted stock option to Chester Solar IV SpA, a joint venture of the Company, and 4 other third party investors, and recognized its fair value as other derivative liabilities.

(*3)

The Company has an obligation to purchase the shares of Hyundai Green Power Co., Ltd., an associate of the Company from financial investors, and the fair value of the obligation is recorded in ‘Others’.

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2020 are as follows:

	Contract date	Maturity date	Contract amounts				Contract exchange rate (in won)
Counterparty				Pay	Receive
	In millions of won and thousands of USD except contract exchange rate information
Hana Bank	2014.04.10	2021.07.12	￦	55,120	USD 52,000	￦	1,060.00
Hana Bank	2014.04.28	2021.07.12		50,784	USD 48,000		1,058.00
Bank of America	2014.04.29	2021.07.12		105,400	USD 100,000		1,054.00
Hana Bank	2014.05.09	2021.07.12		104,600	USD 100,000		1,046.00

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2020 are as follows, continued:

	Contract date	Maturity date	Contract amounts				Contract exchange rate (in won)
Counterparty				Pay	Receive
	In millions of won and thousands of USD except contract exchange rate information
Hana Bank	2017.12.22	2021.07.12	￦	105,079	USD 100,000	￦	1,050.79
Korea Development Bank	2017.12.27	2021.07.12		104,849	USD 100,000		1,048.49
Shinhan Bank	2020.11.25	2021.01.29		895	USD 809		1,106.50
Woori Bank	2020.12.28	2021.01.28		53,371	USD 48,790		1,093.88
Shinhan Bank	2020.12.29	2021.01.25		27,776	USD 25,379		1,094.44
Shinhan Bank	2020.10.08	2021.01.04		7,836	USD 6,771		1,157.15
Shinhan Bank	2020.10.08	2021.01.05		7,586	USD 6,552		1,157.75
Shinhan Bank	2020.10.19	2021.01.18		10,498	USD 9,188		1,142.68
Shinhan Bank	2020.10.21	2021.01.19		7,633	USD 6,717		1,136.45
Shinhan Bank	2020.11.05	2021.02.02		6,471	USD 5,729		1,129.45
CCB	2020.11.30	2021.01.05		5,522	USD 5,000		1,104.45
Standard Chartered	2020.12.09	2021.01.14		3,248	USD 3,000		1,082.80
Mizuho Bank	2020.12.14	2021.01.20		2,180	USD 2,000		1,090.05
Hana Bank	2020.12.17	2021.01.25		5,456	USD 5,000		1,091.25
Korea Development Bank	2020.12.18	2021.01.28		5,469	USD 5,000		1,093.75
Woori Bank	2020.12.23	2021.02.02		5,540	USD 5,000		1,107.95
Hana Bank	2020.12.24	2021.02.08		3,303	USD 3,000		1,101.10
Morgan Stanley	2020.12.24	2021.02.09		5,504	USD 5,000		1,100.80
Standard Chartered	2020.12.28	2021.02.10		3,296	USD 3,000		1,098.50
Credit Agricole	2020.12.28	2021.02.15		3,284	USD 3,000		1,094.55
Nonghyup Bank	2020.12.29	2021.02.17		6,572	USD 6,000		1,095.30
Korea Development Bank	2020.12.30	2021.02.19		5,436	USD 5,000		1,087.16
Korea Development Bank	2020.12.15	2021.01.05		1,092	USD 1,000		1,092.10
HSBC	2020.12.23	2021.01.05		3,881	USD 3,500		1,108.85
HSBC	2020.12.24	2021.01.05		3,306	USD 3,000		1,101.95
HSBC	2020.12.24	2021.01.22		1,651	USD 1,500		1,100.80
HSBC	2020.12.29	2021.01.13		14,210	USD 13,000		1,093.10
Korea Development Bank	2020.12.29	2021.01.05		6,791	USD 6,200		1,095.35
Shinhan Bank	2020.12.30	2021.01.22		9,249	USD 8,500		1,088.10
MUFG	2020.12.29	2021.01.12		4,380	USD 4,000		1,095.05
BNP Paribas	2020.12.30	2021.01.19		4,351	USD 4,000		1,087.80
Nova Scotia	2020.09.18	2021.01.12		46,700	USD 40,000		1,167.50
Mizuho Bank	2020.09.18	2021.03.11		15,177	USD 13,000		1,167.45
HSBC	2020.09.18	2021.06.11		31,506	USD 27,000		1,166.90
HSBC	2020.10.19	2024.10.29		140,913	USD 125,000		1,127.30
Woori Bank	2020.12.03	2021.01.08		1,461	USD 1,330		1,098.70
Shinhan Bank	2020.12.04	2021.01.08		9,775	USD 9,000		1,086.15
Credit Agricole	2020.12.10	2021.01.08		3,915	USD 3,600		1,087.45
Standard Chartered	2020.12.17	2021.01.15		4,044	USD 3,700		1,093.10
Hana Bank	2020.12.23	2021.01.21		3,321	USD 3,000		1,107.15
Hana Bank	2020.12.24	2021.01.21		5,504	USD 5,000		1,100.70

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2020 are as follows, continued:

	Contract date	Maturity date	Contract amounts				Contract exchange rate (in won)
Counterparty				Pay	Receive
	In millions of won and thousands of USD except contract exchange rate information
Woori Bank	2020.12.28	2021.01.04	￦	19,076	USD 17,400	￦	1,096.30
Standard Chartered	2020.12.28	2021.01.15		6,577	USD 6,000		1,096.20
Shinhan Bank	2020.12.28	2021.01.29		9,870	USD 9,000		1,096.70
Credit Agricole	2020.12.30	2021.01.29		4,915	USD 4,500		1,092.30
Standard Chartered	2020.12.30	2021.01.29		4,344	USD 4,000		1,086.00
Woori Bank	2020.12.30	2021.02.05		8,691	USD 8,000		1,086.40

(3)	Currency swap contracts which are not designated as hedging instruments as of December 31, 2020 are as follows:

Counterparty	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won)
			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Standard Chartered	2014~2029	￦	102,470	USD 100,000	3.14%	3.57%	￦	1,024.70
Societe Generale	2014~2024		105,017	USD 100,000	4.92%	5.13%		1,050.17
Hana Bank	2015~2024		107,970	USD 100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD 86,920	4.85%	5.13%		1,083.97
Woori Bank	2019~2027		21,708	USD 19,417	5.04%	6.75%		1,118.00
Woori Bank	2019~2024		296,000	USD 250,000	1.21%	2.50%		1,184.00
Korea Development Bank	2019~2024		177,600	USD 150,000	1.24%	2.50%		1,184.00
Hana Bank	2019~2024		118,400	USD 100,000	1.24%	2.50%		1,184.00
Woori Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Korea Development Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2025		120,660	USD 100,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2026		76,355	USD 70,445	5.83%	6.00%		1,083.90
Citibank	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
JP Morgan	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
Bank of America	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
Shinhan Bank	2016~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
HSBC	2012~2022		111,770	USD 100,000	2.89%	3.00%		1,117.70
Hana Bank	2012~2022		111,770	USD 100,000	2.87%	3.00%		1,117.70

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of December 31, 2020 are as follows, continued:

Counterparty	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won)
			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Standard Chartered	2012~2022	￦	111,770	USD 100,000	2.89%	3.00%	￦	1,117.70
Deutsche Bank	2012~2022		55,885	USD 50,000	2.79%	3.00%		1,117.70
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD 100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD 850,000	2.66%	3.35%		135.75
Korea Development Bank	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
Woori Bank	2018~2023		170,280	USD 150,000	2.18%	3.75%		1,135.20
Hana Bank	2018~2023		113,520	USD 100,000	2.17%	3.75%		1,135.20
Shinhan Bank	2018~2023		227,040	USD 200,000	2.17%	3.75%		1,135.20
Citibank	2019~2024		239,956	CHF 200,000	1.44%	0.00%		1,199.78
Korea Development Bank	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
HSBC	2019~2024		USD 205,500	AUD 300,000	3M Libor + 0.78%	3M BBSW + 0.97%		USD 0.69

(4)	Currency swap contracts which are designated as hedging instruments as of December 31, 2020 are as follows:

Counterparty	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won)
			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Kookmin Bank	2020~2025	￦	118,780	USD 100,000	1.29%	2.13%	￦	1,187.80
Shinhan Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Hana Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Korea Development Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Hana Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of December 31, 2020 are as follows, continued:

Counterparty	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won)
			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Woori Bank	2020~2026	￦	118,910	USD 100,000	0.62%	1.00%	￦	1,189.10
Korea Development Bank	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00
Morgan Stanley	2016~2021		121,000	USD 100,000	3M Libor + 2.10%	2.50%		1,210.00
BNP Paribas	2016~2021		121,000	USD 100,000	3M Libor + 2.10%	2.50%		1,210.00
Nomura	2017~2037		52,457	EUR 40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK 450,000	2.62%	2.36%		132.05
Korea Development Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Kookmin Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Woori Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Korea Development Bank	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
BNP Paribas	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Kookmin Bank	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Korea Development Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Hana Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Kookmin Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Hana Bank	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
Korea Development Bank	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
Hana Bank	2017~2022		226,600	USD 200,000	1.94%	2.63%		1,133.00
Korea Development Bank	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00
Nomura	2017~2022		113,300	USD 100,000	1.95%	2.63%		1,133.00
Woori Bank	2017~2022		56,650	USD 50,000	1.95%	2.63%		1,133.00
Kookmin Bank	2017~2022		56,650	USD 50,000	1.95%	2.63%		1,133.00
Korea Development Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Woori Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Credit Agricole	2018~2023		112,890	USD 100,000	2.26%	3.88%		1,128.90
Hana Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Kookmin Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Woori Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Hana Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Korea Development Bank	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of December 31, 2020 are as follows:

Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay	Receive
			In millions of won
Hana Bank	2017~2022	￦	100,000	2.01%	3M CD + 0.24%
Hana Bank	2017~2022		100,000	2.06%	3M CD + 0.27%
Hana Bank	2017~2021		200,000	2.45%	3M CD + 0.32%
Nomura(*)	2018~2038		30,000	2.56%	3.75%
Hana Bank	2018~2023		200,000	2.15%	3M CD + 0.19%
Hana Bank	2018~2023		200,000	2.17%	3M CD + 0.19%
Hana Bank	2018~2023		150,000	2.03%	3M CD + 0.21%
Hana Bank	2019~2024		200,000	1.87%	3M CD + 0.13%
Societe Generale	2017~2022		200,000	3M Libor + 3.44%	3.77%
Nomura	2017~2032		52,457	3M Libor + 2.22%	2.60%
Nomura	2017~2032		59,423	3M Libor + 2.24%	2.62%

(*)

2.56% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter. Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.

(6)	Interest rate swap contracts which are designated as hedging instruments as of December 31, 2020 are as follows:

Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay	Receive
		In thousands of USD
Export-Import Bankof Korea	2015~2031	USD 15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD 7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD 7,861	2.67%	6M USD Libor
BNP Paribas	2009~2027	USD 69,509	4.16%	6M USD Libor
KFW	2009~2027	USD 69,509	4.16%	6M USD Libor
Export-Import Bankof Korea	2016~2036	USD 75,929	3.00%	6M USD Libor

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

12.	Derivatives, Continued

(7)

Gain and loss on valuation and transaction of derivatives for the years ended December 31, 2018, 2019 and 2020 are as follows and included in finance income and expenses in the consolidated statements of comprehensive income (loss):

		Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)			Other comprehensive income (loss)(*)
		2018	2019	2020	2018	2019	2020	2018	2019	2020
		In millions of won
Currency forward	￦	12,632	24,265	(40,590)	23,991	12,488	(17,911)	—	—	—
Currency swap		145,088	310,732	(406,607)	123,670	110,813	93,557	(12,516)	38,802	105,642
- Trading		21,702	172,087	(108,090)	51,533	52,842	16,661	—	—	—
- Hedging		123,386	138,645	(298,517)	72,137	57,971	76,896	(12,516)	38,802	105,642
Interest rate swap		(2,949)	(16,231)	(1,845)	(364)	(36,886)	(10,253)	6,087	(3,075)	5,578
- Trading		(2,949)	(15,647)	(309)	(364)	(2,495)	(11,975)	—	—	—,
- Hedging		—	(584)	(1,536)	—	(34,391)	1,722	6,087	(3,075)	5,578
Other derivatives		(1,568)	(1,416)	(6,673)	—	—	—	—	—	—

	￦	153,203	317,350	(455,715)	147,297	86,415	65,393	(6,429)	35,727	111,220

(*)	For the year ended December 31, 2020, the net gain on valuation of derivatives designated as cash flow hedge of ￦64,561 million, net of tax, is included in other comprehensive income (loss).

13.	Other Financial Assets

(1)	Other financial assets as of December 31, 2019 and 2020 are as follows:

		2019		2020
		Current	Non-current	Current	Non-current
		In millions of won
Loans	￦	64,111	725,755	78,806	762,555
Less: Allowance for doubtful accounts		(31)	(15,063)	(1)	(20,266)
Less: Present value discount		(847)	(35,218)	(842)	(30,090)
Long-term / short-term financial instruments		1,351,971	608,256	1,483,482	578,621

	￦	1,415,204	1,283,730	1,561,445	1,290,820

(2)	Loans as of December 31, 2019 and 2020 are as follows:

		2019
		Face value	Allowance for doubtful accounts	Present value discount	Carrying value
		In millions of won
Short-term loans
Loans for tuition	￦	33,636	—	(847)	32,789
Loans for housing		17,113	—	—	17,113
Other loans		13,362	(31)	—	13,331

		64,111	(31)	(847)	63,233

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

13.	Other Financial Assets, Continued

(2)	Loans as of December 31, 2019 and 2020 are as follows, continued:

		2019
		Face value	Allowance for doubtful accounts	Present value discount	Carrying value
		In millions of won
Long-term loans
Loans for tuition	￦	419,905	—	(35,197)	384,708
Loans for housing		199,454	—	—	199,454
Loans for related parties		89,132	(4,930)	—	84,202
Other loans		17,264	(10,133)	(21)	7,110

		725,755	(15,063)	(35,218)	675,474

	￦	789,866	(15,094)	(36,065)	738,707

		2020
		Face value	Allowance for doubtful accounts	Present value discount	Carrying value
		In millions of won
Short-term loans
Loans for tuition	￦	33,864	—	(842)	33,022
Loans for housing		21,988	—	—	21,988
Fisheries loan		3,816	—	—	3,816
Other loans		19,138	(1)	—	19,137

		78,806	(1)	(842)	77,963

Long-term loans
Loans for tuition		420,274	(9,091)	(30,090)	381,093
Loans for housing		237,100	—	—	237,100
Loans for related parties		50,682	(1,047)	—	49,635
Other loans		54,499	(10,128)	—	44,371

		762,555	(20,266)	(30,090)	712,199

	￦	841,361	(20,267)	(30,932)	790,162

(3)	Changes in the allowance for doubtful accounts of loans for the years ended December 31, 2018, 2019 and 2020 are as follows:

		2018	2019	2020
		In millions of won
Beginning balance	￦	8,948	4,952	15,094
Bad debt expense		22	10,142	5,173
Other		(4,018)	—	—

Ending balance	￦	4,952	15,094	20,267

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

13.	Other Financial Assets, Continued

(4)	Long-term and short-term financial instruments as of December 31, 2019 and 2020 are as follows:

		2019		2020
		Current	Non-current	Current	Non-current
		In millions of won
Time deposits	￦	1,034,971	257,857	996,265	160,433
CP		40,000	—	—	—
CD		15,000	—	50,000	—
RP		40,000	—	203,008	—
Others		222,000	350,399	234,209	418,188

	￦	1,351,971	608,256	1,483,482	578,621

14.	Inventories

Inventories as of December 31, 2019 and 2020 are as follows:

		2019
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	3,790,443	(1,430)	3,789,013
Merchandises		340	—	340
Work-in-progress		165,073	—	165,073
Finished goods		58,280	—	58,280
Supplies		2,121,363	(4,369)	2,116,994
Inventories-in-transit		906,267	—	906,267
Other inventories		14,733	—	14,733

	￦	7,056,499	(5,799)	7,050,700

		2020
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	3,602,073	(885)	3,601,188
Merchandises		234	—	234
Work-in-progress		148,067	—	148,067
Finished goods		42,070	—	42,070
Supplies		2,280,682	(7,892)	2,272,790
Inventories-in-transit		666,967	—	666,967
Other inventories		11,593	—	11,593

	￦	6,751,686	(8,777)	6,742,909

The reversals of the allowance for loss on inventory valuation due to increase in the net realizable value of inventories deducted from cost of sales for the years ended December 31, 2018, 2019 and 2020 were ￦3,723 million , ￦4,872 million and ￦2,020 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the years ended December 31, 2018, 2019 and 2020 were ￦1,953 million, ￦3,127 million and ￦4,998 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

15.	Non-Financial Assets

Non-financial assets as of December 31, 2019 and 2020 are as follows:

		2019		2020
		Current	Non-current	Current	Non-current
		In millions of won
Advanced payments	￦	147,784	2,694	169,737	32,693
Prepaid expenses		308,017	84,421	216,073	140,730
Others(*1)		750,576	79,814	634,348	72,969

	￦	1,206,377	166,929	1,020,158	246,392

(*1)	Details of others as of December 31, 2019 and 2020 are as follows:

		2019		2020
		Current	Non-current	Current	Non-current
		In millions of won
Greenhouse gasemissions rights	￦	437,562	—	357,355	—
Other quick assets(*2)		313,014	79,814	276,993	72,969

	￦	750,576	79,814	634,348	72,969

(*2)

The Company recognized an impairment loss of ￦49,201 million as it was determined that there is an objective evidence of impairment related to its rights to equity interest in Orano Expansion for the year ended December 31, 2019.

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of December 31, 2019 and 2020 are as follows:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2019	2020
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc.(*1)	Engineering and construction for utility plant and others	KOREA	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	KOREA	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	KOREA	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	KOREA	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	PHILIPPINES	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	PHILIPPINES	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2019 and 2020 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2019	2020
KEPCO Philippines Corporation	Operation of utility plant	PHILIPPINES	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	PHILIPPINES	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	LEBANON	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	HONG KONG	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	SINGAPORE	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Imouraren Uranium Investment Corp.	Holding company	FRANCE	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	BAHRAIN	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	JORDAN	80.00%	80.00%
KHNP Canada Energy, Ltd.	Holding company	CANADA	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	CANADA	80.00%	80.00%
KEPCO Holdings de Mexico	Holding company	MEXICO	100.00%	100.00%
KST Electric Power Company, S.A.P.I. de C.V.	Construction and operation of utility plant	MEXICO	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	MEXICO	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	INDONESIA	51.00%	51.00%
PT. Cirebon Power Service(*2)	Operation of utility plant	INDONESIA	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	PHILIPPINES	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	JORDAN	100.00%	100.00%
EWP Philippines Corporation	Holding company	PHILIPPINES	100.00%	—
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC(*7)	Power generation	USA	100.00%	100.00%
DG Whitefield, LLC	Power generation	USA	100.00%	—
Springfield Power, LLC	Power generation	USA	100.00%	—
KNF Canada Energy Limited	Holding company	CANADA	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	BARBADOS	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	KOREA	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	INDONESIA	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	KOREA	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, Inc.	Power generation	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	INDONESIA	99.96%	99.96%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2019 and 2020 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2019	2020
KEPCO Netherlands J3 B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	KOREA	100.00%	100.00%
Global One Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Mira Power Limited(*3)	Power generation	PAKISTAN	76.00%	76.00%
KOSEP Material Co., Ltd.	Recycling fly ashes	KOREA	86.22%	86.22%
Commerce and Industry Energy Co., Ltd.(*4)	Power generation	KOREA	85.03%	85.03%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	PHILIPPINES	99.99%	99.99%
KOSPO Chile SpA	Holding company	CHILE	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
Hee mang sunlight Power Co., Ltd.	Operation of utility plant	KOREA	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	JORDAN	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	KOREA	50.00%	50.00%
VI Carbon Professional Private Special Asset Investment Trust 1	Holding company	KOREA	96.67%	96.67%
Chitose Solar Power Plant LLC	Power generation	JAPAN	80.10%	80.10%
KEPCO Energy Solution Co., Ltd.	Energy service	KOREA	100.00%	100.00%
KEPCO Solar Co., Ltd. (formerly, Solar School Plant Co., Ltd.)	Power generation	KOREA	100.00%	100.00%
KOSPO Power Services Ltda.	Utility plant maintenance and others	CHILE	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	KOREA	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	AUSTRALIA	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	LAOS	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	100.00%
KEPCO Alamosa LLC	Holding company	USA	50.10%	50.10%
KEPCO Solar of Alamosa, LLC	Power generation	USA	100.00%	100.00%
KEPCO Mangilao Holdings LLC (formerly, KEPCO-LG CNS Mangilao Holdings LLC)(*5)	Holding company	USA	70.00%	100.00%
Mangilao Investment LLC	Holding company	USA	100.00%	100.00%
KEPCO Mangilao Solar, LLC (formerly, KEPCO-LG CNS Mangilao Solar, LLC)	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	KOREA	75.99%	75.99%
PT. Siborpa Eco Power	Construction and operation of utility plant	INDONESIA	55.00%	55.00%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2019 and 2020 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2019	2020
BSK E-New Industry Fund VII	Holding company	KOREA	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	KOREA	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	KOREA	80.65%	80.65%
BSK E-New Industry Fund X	Holding company	KOREA	—	66.80%
PT. Korea Energy Indonesia	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	CHILE	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	KOREA	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	INDONESIA	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance	KOREA	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
Nambu USA LLC	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	KOREA	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	KOREA	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	KOREA	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance	KOREA	100.00%	100.00%
Secutec Co., Ltd.	Security service	KOREA	100.00%	100.00%
SE Green Energy Co., Ltd.	Power generation	KOREA	84.80%	84.80%
KEPCO Mangilao America LLC(*6)	Holding company	USA	100.00%	100.00%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance and service	KOREA	100.00%	100.00%
KOAK Power Limited	Facility maintenance	PAKISTAN	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	NETHERLANDS	100.00%	100.00%
Haenanum Energy Fund	Holding company	KOREA	99.64%	99.64%
Paju Ecoenergy Co., Ltd.	Power generation	KOREA	89.00%	89.00%
Guam Ukudu Power LLC	Power generation	USA	—	100.00%
TS Energy No. 25 Co., Ltd.	Power generation	KOREA	—	90.00%
KPS Partners Co., Ltd.	Facility maintenance and service	KOREA	—	100.00%
KEPCO E&C Service Co., Ltd.	Facility maintenance and service	KOREA	—	100.00%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2019 and 2020 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2019	2020
Moha Solar Co., Ltd.	Power generation	KOREA	—	100.00%
Ogiri Solar Power Co., Ltd.	Power generation	KOREA	—	70.00%
KHNP USA LLC	Holding company	USA	—	100.00%
KOMIPO Vanphong Power Service LLC	Utility plant maintenance and others	VIETNAM	—	100.00%
Energy Innovation Fund I	Holding company	KOREA	—	71.91%

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.08%.

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

(*5)

As of the end of the reporting period, the Company does not have a shareholding; however, this subsidiary is included in the consolidated financial statements as the Company has control over the entity by virtue of the right to nominate all 4 members of the board of directors.

(*6)

As of the end of the reporting period, the Company does not have a shareholding; however, this subsidiary is included in the consolidated financial statements as the Company has control over the entity by virtue of the right to nominate the CEO and key management members.

(*7)	As 100% of the shares held were sold after the end of the reporting period, the assets of DG Fairhaven Power, LLC were classified as assets held-for-sale.

(2)	Subsidiaries newly included in and excluded from consolidation for the year ended December 31, 2020 are as follows:

Subsidiaries included in consolidation during the year ended December 31, 2020.

Subsidiaries	Reason
Guam Ukudu Power LLC	Newly established
TS Energy No. 25 Co., Ltd.	New investment
KPS Partners Co., Ltd.	Newly established
KEPCO E&C Service Co., Ltd.	Newly established
Moha Solar Co., Ltd.	New investment
Ogiri Solar Power Co., Ltd.	Newly established
KHNP USA LLC	Newly established
KOMIPO Vanphong Power Service LLC	Newly established
Energy Innovation Fund I	Additional acquisition
BSK E-New Industry Fund X	Newly established

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

16.	Consolidated Subsidiaries, Continued

(2)	Subsidiaries newly included in and excluded from consolidation for the year ended December 31, 2020 are as follows, continued:

Subsidiaries excluded from consolidation during the year ended December 31, 2020.

Subsidiaries	Reason
EWP Philippines Corporation	Liquidation
DG Whitefield, LLC	Sale of shares
Springfield Power, LLC	Sale of shares

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2019 and 2020 are as follows:

2019
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	59,570,219	33,917,275	8,969,072	306,007
Korea South-East Power Co., Ltd.		10,938,358	5,866,642	5,385,387	41,006
Korea Midland Power Co., Ltd.		12,684,828	8,977,766	4,479,707	(28,449)
Korea Western Power Co., Ltd.		10,514,438	6,637,451	4,448,992	(46,061)
Korea Southern Power Co., Ltd.		10,884,799	6,608,301	5,084,907	(41,342)
Korea East-West Power Co., Ltd.		9,724,311	5,022,921	4,855,964	56,698
KEPCO Engineering & Construction Company, Inc.		735,207	242,994	448,635	26,398
KEPCO Plant Service & Engineering Co., Ltd.		1,356,983	294,757	1,244,613	157,737
KEPCO Nuclear Fuel Co., Ltd.		831,604	429,799	309,055	24,618
KEPCO KDN Co., Ltd.		604,458	159,807	625,567	42,205
KEPCO International HongKong Ltd.		138,942	633	—	3,330
KEPCO International Philippines Inc.		107,224	371	—	67,991
KEPCO Gansu International Ltd.		10,448	545	—	(20)
KEPCO Philippines Holdings Inc.		200,503	6,656	—	66,200
KEPCO Philippines Corporation		6,706	332	—	(52)
KEPCO Ilijan Corporation		371,377	56,156	95,072	40,818
KEPCO Lebanon SARL		1,835	9,786	—	255
KEPCO Neimenggu International Ltd.		200,858	—	—	(354)
KEPCO Shanxi International Ltd.		538,604	208,895	—	151
KOMIPO Global Pte Ltd.		269,302	463	—	10,400
KEPCO Netherlands B.V.		122,577	101	—	948
Korea Imouraren Uranium Investment Corp.		14,173	111	—	(49,716)
KEPCO Australia Pty., Ltd.		364	14	—	(395,914)
KOSEP Australia Pty., Ltd.		32,782	2,911	15,514	3,935
KOMIPO Australia Pty., Ltd.		40,898	2,909	15,514	3,766
KOWEPO Australia Pty., Ltd.		44,182	5,772	15,514	2,761
KOSPO Australia Pty., Ltd.		37,254	5,012	15,514	2,638
KEPCO Middle East Holding Company		102,164	87,834	—	5,934
Qatrana Electric Power Company		490,723	322,857	20,773	21,807

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2019 and 2020 are as follows, continued:

2019
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
KHNP Canada Energy, Ltd.	￦	44,639	43	—	(10)
KEPCO Bylong Australia Pty., Ltd.		45,207	355,163	—	(220,909)
Korea Waterbury Uranium Limited Partnership		20,717	167	—	(77)
KEPCO Holdings de Mexico		187	25	—	(14)
KST Electric Power Company		539,952	449,459	55,783	(20,797)
KEPCO Energy Service Company		2,262	1,995	5,984	(481)
KEPCO Netherlands S3 B.V.		50,352	49	—	2,637
PT. KOMIPO Pembangkitan Jawa Bali		12,391	5,719	18,722	4,312
PT. Cirebon Power Service		2,089	313	8,049	406
KOWEPO International Corporation		—	10	—	(2)
KOSPO Jordan LLC		17,489	1,521	10,878	2,634
EWP Philippines Corporation		1,691	888	—	(111)
EWP America Inc.(*1)		66,622	2,619	21,719	(6,497)
KNF Canada Energy Limited		1,933	24	—	(48)
EWP Barbados 1 SRL		279,295	1,031	2,914	2,368
Gyeonggi Green Energy Co., Ltd.		194,425	159,078	13,717	(73,394)
PT. Tanggamus Electric Power		228,601	195,826	2,256	(4,529)
Gyeongju Wind Power Co., Ltd.		113,745	75,427	15,548	3,384
KOMIPO America Inc.		9,424	593	118	(1,033)
KOSEP USA, Inc.		1	5,147	—	(119)
PT. EWP Indonesia		34,455	5	—	5,124
KEPCO Netherlands J3 B.V.		120,006	74	—	(79)
Korea Offshore Wind Power Co., Ltd.		284,495	117,527	—	(12,768)
Global One Pioneer B.V.		180	73	—	(86)
Global Energy Pioneer B.V.		348	80	—	(90)
Mira Power Limited		356,111	285,577	—	(971)
KOSEP Material Co., Ltd.		2,788	1,186	3,357	22
Commerce and Industry Energy Co., Ltd.		90,637	43,985	32,728	(7,532)
KEPCO KPS Philippines Corp.		5,198	1,341	6,246	2
KOSPO Chile SpA		134,827	49,183	—	(456)
PT. KOWEPO Sumsel Operation And Maintenance Services		135	262	—	(1,104)
Hee mang sunlight Power Co., Ltd.		12,185	8,545	643	75
Fujeij Wind Power Company		218,333	196,964	—	5,515
KOSPO Youngnam Power Co., Ltd.		398,495	307,226	318,338	3,514
VI Carbon Professional Private Special Asset Investment Trust 1		3,002	—	—	12
Chitose Solar Power Plant LLC		121,457	106,254	17,103	5,480
KEPCO Energy Solution Co., Ltd.		308,188	2,142	2,843	2,805

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2019 and 2020 are as follows, continued:

2019
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
KEPCO Solar Co., Ltd. (formerly, Solar School Plant Co., Ltd.)	￦	208,730	3,269	1,962	2,553
KOSPO Power Services Ltda.		3,244	1,564	10,013	452
Energy New Industry Specialized Investment Private Investment Trust(*2)		100,116	17,359	2,418	(7,735)
KOEN Bylong Pty., Ltd.		—	39	—	(14)
KOMIPO Bylong Pty., Ltd.		4	43	—	(14)
KOWEPO Bylong Pty., Ltd.		4	40	—	(12)
KOSPO Bylong Pty., Ltd.		4	40	—	(12)
EWP Bylong Pty., Ltd.		4	40	—	(12)
KOWEPO Lao International		5,430	575	4,308	1,584
KEPCO US Inc.		17,231	—	—	—
KEPCO Alamosa LLC		33,515	183	145	(311)
KEPCO Solar of Alamosa, LLC (formerly, Cogentrix of Alamosa, LLC)		65,468	50,348	8,739	(1,902)
KEPCO-LG CNS Mangilao Holdings LLC		27,439	30,287	—	(1,240)
Mangilao Investment LLC		39,972	—	—	—
KEPCO-LG CNS Mangilao Solar, LLC		39,373	11	—	(524)
Jeju Hanlim Offshore Wind Co., Ltd.		14,328	558	—	(2,459)
PT. Siborpa Eco Power		11,574	71	—	(1,165)
PT. Korea Energy Indonesia		1,592	121	2,462	323
KOLAT SpA		31,178	167	656	(296)
KEPCO California, LLC		44,074	936	358	(513)
KEPCO Mojave Holdings, LLC		103,815	69,544	—	(4,215)
Incheon Fuel Cell Co., Ltd.		22,669	475	—	(1,010)
KOEN Service Co., Ltd.		5,347	4,252	25,890	543
KOMIPO Service Co., Ltd.		3,327	2,622	24,556	146
KOWEPO Service Co., Ltd.		4,228	3,302	23,982	389
KOSPO Service Co., Ltd.		3,493	2,788	18,741	135
EWP Service Co., Ltd.		4,786	4,064	20,837	162
PT. KOMIPO Energy Indonesia		2,647	196	1,392	79
KNF partners Co., Ltd.		1,378	890	3,383	187
KOSPO USA Inc.		5,896	127	—	(1,408)
Nambu USA LLC		245	1	—	245
Tamra Offshore Wind Power Co., Ltd.		156,708	121,724	19,670	1,154
KEPCO MCS Co., Ltd.		26,510	22,151	129,393	3,408
KEPCO FMS Co., Ltd.		11,336	10,638	37,627	198
Firstkeepers Co., Ltd.		1,552	2,800	121	(2,239)
Secutec Co., Ltd.		322	229	—	(597)
SE Green Energy Co., Ltd.		132,727	105,619	—	816

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2019 and 2020 are as follows, continued:

2019
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
KEPCO Mangilao America LLC	￦	—	—	—	—
Mangilao Intermediate Holdings LLC		13,220	12,774	—	(66)
KEPCO CSC Co., Ltd.		837	51	—	(14)
KOAK Power Limited		15,930	—	—	—
KOMIPO Europe B.V.		7,362	—	—	(286)
Haenanum Energy Fund		28,101	1	—	1
Paju Ecoenergy Co., Ltd.		53,839	—	—	—

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

2020
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	61,859,753	35,652,467	9,938,941	647,641
Korea South-East Power Co., Ltd.		10,858,645	5,954,129	4,258,904	(139,149)
Korea Midland Power Co., Ltd.		13,028,436	9,357,603	4,293,364	(29,880)
Korea Western Power Co., Ltd.		10,357,023	6,594,779	3,605,986	(108,953)
Korea Southern Power Co., Ltd.		10,658,015	6,411,524	4,015,941	(17,588)
Korea East-West Power Co., Ltd.		9,619,485	4,974,645	4,155,416	(65,427)
KEPCO Engineering & Construction Company, Inc.		699,244	200,169	431,723	20,160
KEPCO Plant Service & Engineering Co., Ltd.		1,345,857	296,515	1,299,186	85,916
KEPCO Nuclear Fuel Co., Ltd.		798,368	390,155	331,228	14,542
KEPCO KDN Co., Ltd.		647,496	174,192	641,308	45,207
KEPCO International HongKong Ltd.		120,213	—	—	1,571
KEPCO International Philippines Inc.		133,215	366	—	35,182
KEPCO Gansu International Ltd.		7,753	512	—	(19)
KEPCO Philippines Holdings Inc.		187,375	127	—	65,792
KEPCO Philippines Corporation		6,173	17	—	(187)
KEPCO Ilijan Corporation		322,066	47,234	81,400	39,443
KEPCO Lebanon SARL		1,669	9,195	—	(59)
KEPCO Neimenggu International Ltd.		213,444	2,492	—	26,593
KEPCO Shanxi International Ltd.		508,363	196,408	—	2,278
KOMIPO Global Pte Ltd.		263,378	656	—	12,460
KEPCO Netherlands B.V.		117,449	71	—	14,503
Korea Imouraren Uranium Investment Corp.		13,955	123	—	(675)
KEPCO Australia Pty., Ltd.		451	17	—	71
KOSEP Australia Pty., Ltd.		34,249	3,500	14,327	2,150

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2019 and 2020 are as follows, continued:

2020
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
KOMIPO Australia Pty., Ltd.	￦	45,250	3,782	14,327	2,685
KOWEPO Australia Pty., Ltd.		44,270	2,909	14,327	1,663
KOSPO Australia Pty., Ltd.		38,341	2,750	14,327	2,242
KEPCO Middle East Holding Company		90,601	78,553	—	(1,539)
Qatrana Electric Power Company		464,507	287,859	21,279	24,717
KHNP Canada Energy, Ltd.		63,794	26	—	(7)
KEPCO Bylong Australia Pty., Ltd.		44,691	349,542	—	16,897
Korea Waterbury Uranium Limited Partnership		20,908	165	—	(76)
KEPCO Holdings de Mexico		148	27	—	(14)
KST Electric Power Company, S.A.P.I. de C.V.		531,367	410,743	65,695	37,899
KEPCO Energy Service Company		2,255	994	5,880	507
KEPCO Netherlands S3 B.V.		44,042	54	—	2,833
PT. KOMIPO Pembangkitan Jawa Bali		12,946	3,298	20,306	4,775
PT. Cirebon Power Service		1,825	550	8,642	344
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		31,620	15,654	9,356	1,570
EWP America Inc.(*1)		37,681	2,683	14,312	(14,327)
KNF Canada Energy Limited		1,871	22	—	(50)
EWP Barbados 1 SRL		313,409	1,170	2,950	44,729
Gyeonggi Green Energy Co., Ltd.		265,768	240,366	64,660	(9,968)
PT. Tanggamus Electric Power		217,730	184,057	3,491	11,942
Gyeongju Wind Power Co., Ltd.		105,726	68,629	13,939	2,108
KOMIPO America Inc.		105,926	918	342	(1,783)
KOSEP USA, Inc.		1	4,837	—	—
PT. EWP Indonesia		33,900	1,125	—	7,083
KEPCO Netherlands J3 B.V.		138,824	84	—	28,242
Korea Offshore Wind Power Co., Ltd.		354,643	187,576	26,838	98
Global One Pioneer B.V.		177	60	—	(76)
Global Energy Pioneer B.V.		338	64	—	(70)
Mira Power Limited		348,737	266,565	31,172	(2,960)
KOSEP Material Co., Ltd.		2,312	429	3,457	189
Commerce and Industry Energy Co., Ltd.		89,681	41,384	31,603	1,623
KEPCO KPS Philippines Corp.		3,119	284	5,151	158
KOSPO Chile SpA		128,795	48,813	—	(542)
PT. KOWEPO Sumsel Operation And Maintenance Services		108	241	—	(15)
Hee mang sunlight Power Co., Ltd.		7,261	4,339	423	(142)
Fujeij Wind Power Company		194,844	174,051	—	13,720
KOSPO Youngnam Power Co., Ltd.		389,071	294,408	254,966	3,405
VI Carbon Professional Private Special Asset Investment Trust 1		3,006	4	—	7
Chitose Solar Power Plant LLC		133,643	118,783	17,073	1,521
KEPCO Energy Solution Co., Ltd.		313,754	4,093	5,585	3,656
KEPCO Solar Co., Ltd. (formerly, Solar School Plant Co., Ltd.)		230,443	23,098	3,933	1,888

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2019 and 2020 are as follows, continued:

2020
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
KOSPO Power Services Ltda.	￦	4,354	1,644	10,846	1,011
Energy New Industry Specialized Investment Private Investment Trust(*2)		279,489	24,173	23,682	8,248
KOEN Bylong Pty., Ltd.		6	75	—	(11)
KOMIPO Bylong Pty., Ltd.		7	76	—	(11)
KOWEPO Bylong Pty., Ltd.		6	64	—	—
KOSPO Bylong Pty., Ltd.		153	213	—	(2)
EWP Bylong Pty., Ltd.		6	35	—	28
KOWEPO Lao International		8,982	392	8,466	4,706
KEPCO US Inc.		16,154	—	—	(21)
KEPCO Alamosa LLC		31,353	270	127	(237)
KEPCO Solar of Alamosa, LLC		68,336	42,910	9,096	(2,052)
KEPCO Mangilao Holdings LLC (formerly, KEPCO-LG CNS Mangilao Holdings LLC)		25,785	28,924	—	(502)
Mangilao Investment LLC		38,090	14	—	(15)
KEPCO Mangilao Solar, LLC (formerly, KEPCO-LG CNS Mangilao Solar, LLC)		69,830	34,029	—	(253)
Jeju Hanlim Offshore Wind Co., Ltd.		20,525	9,805	—	(3,049)
PT. Siborpa Eco Power		10,491	14	—	(361)
PT. Korea Energy Indonesia		1,746	196	2,428	190
KOLAT SpA		31,109	425	243	(216)
KEPCO California, LLC		41,973	4,683	—	(1,330)
KEPCO Mojave Holdings, LLC		95,326	67,138	—	(4,358)
Incheon Fuel Cell Co., Ltd.		192,184	170,976	—	(979)
KOEN Service Co., Ltd.		6,239	5,598	32,150	129
KOMIPO Service Co., Ltd.		3,381	3,649	28,596	(479)
KOWEPO Service Co., Ltd.		6,045	4,849	29,559	726
KOSPO Service Co., Ltd.		5,617	4,708	25,103	832
EWP Service Co., Ltd.		4,568	4,074	23,223	(15)
PT. KOMIPO Energy Indonesia		2,473	154	2,391	52
KNF Partners Co., Ltd.		1,470	743	5,487	256
KOSPO USA Inc.		120,380	266	—	(1,611)
Nambu USA LLC		42,739	—	—	544
Tamra Offshore Wind Power Co., Ltd.		150,957	112,184	22,200	4,575
KEPCO MCS Co., Ltd.		59,227	36,786	342,053	19,190
KEPCO FMS Co., Ltd.		14,390	12,585	89,228	837
Firstkeepers Co., Ltd.		13,981	12,234	68,538	2,994
Secutec Co., Ltd.		11,473	9,771	62,256	1,609
SE Green Energy Co., Ltd.		152,205	122,606	19,731	2,463
KEPCO Mangilao America LLC		1,793	—	—	—
Mangilao Intermediate Holdings LLC		100,609	80,210	—	(3,708)
KEPCO CSC Co., Ltd.		8,817	5,551	38,465	2,479
KOAK Power Limited		15,864	1,118	—	607
KOMIPO Europe B.V.		43,198	46	333	(386)
Haenanum Energy Fund		28,219	132	128	(13)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2019 and 2020 are as follows, continued:

2020
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Paju Ecoenergy Co., Ltd.	￦	57,320	3,506	3,069	247
Guam Ukudu Power LLC		3,165	3,589	—	(1,577)
TS Energy No. 25 Co., Ltd.		184,667	142,709	—	(3,779)
KPS Partners Co., Ltd.		2,139	1,127	3,562	313
KEPCO E&C Service Co., Ltd.		2,514	1,549	4,989	464
Moha Solar Co., Ltd.		7,390	7,809	—	(364)
Ogiri Solar Power Co., Ltd.		1,032	—	—	—
KHNP USA LLC		464	23	229	119
KOMIPO Vanphong Power Service LLC		1,727	12	—	(34)
Energy Innovation Fund I		8,412	1	25	(201)

(*1)	Financial information of EWP America Inc. includes that of four other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, California Power Holdings, LLC, and EWPRC Biomass Holdings, LLC.

(*2)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of four other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund and BSK E-New Industry Fund X.

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ￦35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the company.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied, or prior written consent of financial institutions is obtained. Company’s shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ￦20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the company.

Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries are as follows, continued:

Company	Nature and extent of any significant restrictions

Korea Offshore Wind Power Co., Ltd.	Principals and interest payments on subordinated loans or payments for dividends and settlement amounts for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions are obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

(5)	As of December 31, 2020, the Company has following entitlements in relation to its subsidiaries as per its shareholder’s agreements:

Company	Nature and extent of any significant restrictions
KOSPO Youngnam Power Co., Ltd.	The Company holds the right to purchase all shares held by the financial investors of KOSPO Youngnam Power Co., Ltd., a subsidiary of the Company, at face value of the issued shares on the 7th and 12th years from the Company’s establishment date.

(6)	Details of non-controlling interests prior to intra-Company eliminations as of and for the years ended December 31, 2018, 2019 and 2020 are as follows:

2018
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	￦	163,622	628,725	281,390	956,928	2,030,665
Non-current assets		267,822	646,640	490,090	2,760,500	4,165,052
Current liabilities		(16,819)	(270,097)	(248,402)	(559,552)	(1,094,870)
Non-current liabilities		(36,594)	(26,331)	(61,698)	(1,933,583)	(2,058,206)
Net assets		378,031	978,937	461,380	1,224,293	3,042,641
Book value of non-controlling interests		185,235	479,679	156,500	680,963	1,502,377
Sales		99,844	1,239,604	433,701	966,037	2,739,186
Profit for the period		49,631	160,791	12,937	92,457	315,816
Profit for the period attributable to non-controlling interests		24,319	78,788	4,388	28,475	135,970
Cash flows from operating activities		92,822	129,700	81,042	110,448	414,012
Cash flows from investing activities		(4,452)	(123,593)	(50,569)	35,167	(143,447)
Cash flows from financing activities before dividends to non-controlling interests		(53,733)	(33,737)	(14,591)	(374,669)	(476,730)
Dividends to non-controlling interests		(51,626)	(32,414)	(2,839)	(23,452)	(110,331)
Effect of exchange rate fluctuation		2,840	(124)	31	1,304	4,051
Net increase (decrease) of cash and cash equivalents		(14,149)	(60,168)	13,074	(251,202)	(312,445)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-Company eliminations as of and for the years ended December 31, 2018, 2019 and 2020 are as follows, continued:

		2019
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	￦	173,931	779,764	257,593	864,596	2,075,884
Non-current assets		197,446	577,219	477,614	3,169,317	4,421,596
Current liabilities		(11,990)	(247,737)	(223,522)	(450,311)	(933,560)
Non-current liabilities		(44,166)	(47,020)	(19,472)	(2,193,501)	(2,304,159)
Net assets		315,221	1,062,226	492,213	1,390,101	3,259,761
Book value of non-controlling interests		154,458	520,491	166,959	551,423	1,393,331
Sales		95,072	1,244,613	448,635	855,023	2,643,343
Profit (loss) for the period		40,818	157,737	26,398	(48,963)	175,990
Profit (loss) for the period attributable to non-controlling interests		20,001	77,291	8,954	(24,264)	81,982
Cash flows from operating activities		101,707	164,373	27,081	219,450	512,611
Cash flows from investing activities		4,458	(89,159)	47,219	(356,434)	(393,916)
Cash flows from financing activities before dividends to non-controlling interests		(68,678)	(44,332)	(34,632)	223,233	75,591
Dividends to non-controlling interests		(48,750)	(39,466)	(1,807)	(9,233)	(99,256)
Effect of exchange rate fluctuation		2,111	(593)	(14)	2,501	4,005
Net increase (decrease) of cash and cash equivalents		(9,152)	(9,177)	37,847	79,517	99,035

		2020
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	￦	236,602	755,454	235,805	801,813	2,029,674
Non-current assets		85,464	590,403	463,439	3,499,258	4,638,564
Current liabilities		(12,322)	(254,495)	(186,296)	(414,673)	(867,786)
Non-current liabilities		(34,912)	(42,020)	(13,873)	(2,511,848)	(2,602,653)
Net assets		274,832	1,049,342	499,075	1,374,550	3,197,799
Book value of non-controlling interests		134,668	514,177	169,286	552,035	1,370,166
Sales		81,400	1,299,186	431,723	956,692	2,769,001
Profit for the period		39,443	85,916	20,160	107,661	253,180
Profit for the period attributable to non-controlling interests		19,327	42,099	6,838	32,858	101,122
Cash flows from operating activities		121,835	74,159	15,225	240,987	452,206
Cash flows from investing activities		7,561	26,748	(34,333)	(661,820)	(661,844)
Cash flows from financing activities before dividends to non-controlling interests		(31,793)	(47,809)	(9,165)	371,448	282,681
Dividends to non-controlling interests		(30,319)	(42,336)	(4,000)	(4,643)	(81,298)
Effect of exchange rate fluctuation		(8,153)	(2,171)	(22)	(7,893)	(18,239)
Net increase (decrease) of cash and cash equivalents		59,131	8,591	(32,295)	(61,921)	(26,494)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

16.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i)	Details of goodwill as of December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Acquisition cost	￦	97,977	98,166
Less: Accumulated impairment		—	—

Carrying book value	￦	97,977	98,166

(ii)	Changes in goodwill for the years ended December 31, 2019 and 2020 are as follows:

		2019
		Beginning	Increase	Decrease	Ending
		In millions of won
Acquisition cost	￦	2,582	95,395	—	97,977
Less: Accumulated impairment		—	—	—	—
Carrying book value		2,582	95,395	—	97,977

		2020
		Beginning	Increase	Decrease	Ending
		In millions of won
Acquisition cost	￦	97,977	189	—	98,166
Less: Accumulated impairment		—	—	—	—
Carrying book value		97,977	189	—	98,166

(8)	Disposals of subsidiaries

The Company has completed the liquidation process of EWP Philippines Corporation, and has sold shares of DG Whitefield, LLC and Springfield Power, LLC as of December 31, 2020. Also, the Company has completed the liquidation process of KEPCO Singapore Holdings Pte., Ltd., and Korea Electric Power Nigeria Ltd. as of December 31, 2019. Garolim Tidal Power Plant Co., Ltd., which was under the process of liquidation as of December 31, 2019, completed liquidation process during the year ended December 31, 2020.

(i)	The fair value of proceeds from disposal for the years ended December 31, 2018, 2019 and 2020, respectively, are as follows:

		2018	2019	2020
		In millions of won
Consideration received in cash and cash equivalents	￦	160	4	389
Net assets transferred due to liquidation		—	—	1,084

Total	￦	160	4	1,473

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

16.	Consolidated Subsidiaries, Continued

(8)	Disposals of subsidiaries, continued

(ii)	The carrying value of assets and liabilities of subsidiaries as of the date the Company lost its control during the years ended December 31, 2018, 2019 and 2020, respectively, are as follows:

		2018	2019	2020
		In millions of won
Assets
Cash and cash equivalents	￦	175	97	1,656
Trade and other receivables		11	—	395
Inventories		—	—	2,801
Other non-financial assets		—	1	98
PP&E and intangible assets		—	2	3,812
Liabilities
Trade and other payables		(28)	(3)	(935)
Other non-financial liabilities		—	(24)	—

	￦	158	73	7,827

(iii)	Gain on disposals of subsidiaries for the years ended December 31, 2018, 2019 and 2020, respectively, are as follows:

		2018	2019	2020
		In millions of won
Fair value of proceeds from disposal	￦	160	4	1,473
Net assets disposed		(158)	(73)	(7,827)
Realization of unrealized gain (loss)		70	(187)	—
Other comprehensive income (loss) (cumulative foreign currency translation of foreign operations)		—	—	(256)

Gain (loss) on disposals of subsidiaries(*)	￦	72	(256)	(6,610)

(*)	Gain (loss) on disposals of subsidiaries is included in the ‘Gain (loss) on disposal of investments in subsidiaries’ the consolidated statements of comprehensive income (loss).

(iv)	Net cash flow from disposals of subsidiaries for the years ended December 31, 2018, 2019 and 2020, respectively, are as follows:

		2018	2019	2020
		In millions of won
Consideration received in cash and cash equivalents	￦	160	4	389
Less: cash and cash equivalents held by disposed subsidiaries		(175)	(97)	(1,656)

Net cash flow	￦	(15)	(93)	(1,267)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

16.	Consolidated Subsidiaries, Continued

(9)	Cash dividends received from subsidiaries for the years ended December 31, 2018, 2019 and 2020, respectively, are as follows:

Subsidiaries		2018	2019	2020
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	281,234	—	106,675
Korea South-East Power Co., Ltd.		33,928	7,143	11,905
Korea Midland Power Co., Ltd.		26,581	—	—
Korea Western Power Co., Ltd.		28,996	—	—
Korea Southern Power Co., Ltd.		25,780	15,277	—
Korea East-West Power Co., Ltd.		61,408	985	17,959
KEPCO Engineering & Construction Company, Inc.		5,531	3,519	7,793
KEPCO Plant Service & Engineering Co., Ltd.		33,739	41,084	44,068
KEPCO Nuclear Fuel Co., Ltd.		1,077	4,219	7,270
KEPCO KDN Co., Ltd.		13,888	19,136	14,720
KEPCO International HongKong Ltd.		23,314	10,243	11,858
KEPCO International Philippines Inc.		52,507	70,480	—
KEPCO Ilijan Corporation		53,900	65,776	34,502
KEPCO Philippines Holdings Inc.		—	63,522	70,876
KOSEP Australia Pty., Ltd.		—	8,120	1,856
KOSPO Australia Pty., Ltd.		—	4,335	—
Qatrana Electric Power Company		6,240	10,313	—
KEPCO KPS Philippines Corp.		—	3,854	1,215
Tamra Offshore Wind Power Co., Ltd.		—	4,823	2,640
KEPCO Netherlands S3 B.V.		3,115	874	6,981
PT. KOMIPO Pembangkitan Jawa Bali		20,658	1,971	—
KEPCO Netherlands J3 B.V.		12,090	—	—
Gyeongju Wind Power Co., Ltd.		—	2,800	2,800
VI Carbon Professional Private Special Asset Investment Trust 1		11	11	7
KOSPO Power Services Limitada		993	745	—
KEPCO Netherlands B.V.		17,424	13,266	11,098
PT. Cirebon Power Service		382	—	221
Chitose Solar Power Plant LLC		1,986	814	858
Fujeij Wind Power Company		—	—	6,306
KOSPO Jordan LLC		—	—	535
Energy Innovation Fund I		—	—	19

	￦	704,782	353,310	362,162

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of December 31, 2019 and 2020 are as follows:

2019
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Associates>
Korea Gas Corporation(*1)	Importing and wholesaling LNG	KOREA	20.47%	￦	94,500	1,693,967
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	25,393
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	39,747
Cheongna Energy Co., Ltd.	Generating and distributing vapor and hot/cold water	KOREA	43.90%		48,353	1,411
Gangwon Wind Power Co., Ltd.(*2)	Power generation	KOREA	15.00%		5,725	12,327
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	124,253
Korea Power Exchange(*5)	Management of power market and others	KOREA	100.00%		127,839	258,899
Hyundai Energy Co., Ltd.(*7)	Power generation	KOREA	30.66%		71,070	—
Ecollite Co., Ltd.	Artificial light-weight aggregate	KOREA	36.10%		1,516	—
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	7,039
Taebaek Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	2,553
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	5,877
Daeryun Power Co., Ltd.(*2)	Power generation	KOREA	9.34%		40,854	26,247
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	8,520
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,382
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	63,583
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	670,896
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	123,425
KNOC Nigerian East Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	29,355
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	445,141
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	115,784
Pioneer Gas Power Limited	Power generation	INDIA	38.50%		49,831	—
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		87,426	72,935
Hadong Mineral Fiber Co., Ltd.(*2)	Recycling fly ashes	KOREA	8.33%		50	—
Green Biomass Co., Ltd.(*9)	Power generation	KOREA	7.85%		714	108
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	1,438
Samcheok Eco Materials Co., Ltd.(*8)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	6,610
Naepo Green Energy Co., Ltd.	Power generation	KOREA	41.67%		29,200	—
Goseong Green Power Co., Ltd.(*2)	Power generation	KOREA	1.12%		2,900	2,340
Gangneung Eco Power Co., Ltd.(*2)	Power generation	KOREA	1.61%		2,900	2,430
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	66,956
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	215
Dongducheon Dream Power Co., Ltd.(*13)	Power generation	KOREA	33.61%		148,105	76,547

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2019 and 2020 are as follows, continued:

2019
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
Jinbhuvish Power Generation Pvt. Ltd.(*2, 23)	Power generation	INDIA	5.16%	￦	9,000	—
Daejung Offshore Wind Power Co., Ltd. (*15)	Power generation	KOREA	49.90%		5,190	2,361
GS Donghae Electric Power Co., Ltd.(*15)	Power generation	KOREA	34.00%		204,000	255,983
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	2,060
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		5,243	10,637
Gunsan Bio Energy Co., Ltd.(*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		2,800	1,063
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	29.00%		290	—
Korea Electric Power Corporation Fund(*10)	Developing electric enterprises	KOREA	98.09%		51,500	41,126
Energy Infra Asset Management Co., Ltd.(*2)	Asset management	KOREA	9.90%		297	791
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	13
Yaksu ESS Co., Ltd.	Installing ESS related equipment	KOREA	29.00%		210	516
Nepal Water & Energy Development Company Private Limited(*12)	Construction and operation of utility plant	NEPAL	57.76%		35,571	31,145
Gwangyang Green Energy Co., Ltd.	Power generation	KOREA	20.00%		2,000	948
PND solar Co., Ltd.	Power generation	KOREA	29.00%		1,250	1,144
Hyundai Eco Energy Co., Ltd.(*2)	Power generation	KOREA	19.00%		3,610	3,781
YeongGwang Yaksu Wind Electric Co., Ltd(*2)	Power generation	KOREA	9.63%		533	386
Green Energy Electricity Generation Co., Ltd.	Power generation	KOREA	29.00%		1,189	163
Korea Energy Solutions Co., Ltd.	R & D	KOREA	20.00%		300	259
ITR Co., Ltd.	R & D	KOREA	20.00%		50	33
Structure test network Co., Ltd.	Technical testing and consulting	KOREA	20.00%		25	21
Namjeongsusang Solar Power Operation Co., Ltd.(*17)	Power generation	KOREA	15.00%		969	812
Indeck Niles Development, LLC(*22)	Power generation	USA	50.00%		—	—
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	87
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	KOREA	49.00%		7,105	7,126
Suwon New Power Co., Ltd.	Power generation	KOREA	39.90%		798	798
KPGE Inc.	Power generation materials business	KOREA	29.00%		287	287
Gwangbaek Solar Power Investment Co., Ltd.(*20)	Power generation	KOREA	19.00%		2,054	2,054
Go deok Clean Energy Co., Ltd.(*19)	Fuel cell generation	KOREA	61.00%		1,830	1,830

					2,539,956	4,251,802

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2019 and 2020 are as follows, continued:

2019
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Joint ventures>
KEPCO-Uhde Inc.(*6)	Power generation	KOREA	52.80%	￦	11,355	134
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		44,405	18,318
Shuweihat Asia Operation & Maintenance Company(*6)	Maintenance of utility plant	CAYMAN	55.00%		30	1,408
Waterbury Lake Uranium L.P.	Resources development	CANADA	33.41%		26,602	20,562
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	19,376
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	16,248
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,441
KEPCO SPC Power Corporation(*6)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	214,794
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	8,149
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	185,307
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		39,872	41,024
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	109,096
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	6,879
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	253,607
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	9,052
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	5,045
Global Trade Of Power System Co., Ltd.	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	571
Expressway Solar-light Power Generation Co., Ltd.	Power generation	KOREA	29.00%		1,856	2,883
Amman Asia Electric Power Company(*6)	Power generation	JORDAN	60.00%		111,476	192,164
KAPES, Inc.(*6)	R&D	KOREA	51.00%		5,629	10,832
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,375
Jeongam Wind Power Co., Ltd.(*15)	Power generation	KOREA	40.00%		5,580	4,437
Korea Power Engineering Service Co., Ltd.(*15)	Construction and service	KOREA	29.00%		290	4,902
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	34,872
Yeonggwangbaeksu Wind Power Co., Ltd.(*3)	Power generation	KOREA	15.00%		3,000	3,040
Nghi Son 2 Power LLC	Power generation	VIETNAM	50.00%		2,781	—
Kelar S.A.(*6)	Power generation	CHILE	65.00%		78,060	70,462
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		26,892	34,327
Incheon New Power Co., Ltd.(*24)	Power generation	KOREA	29.00%		461	—
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		15,370	17,342
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		3,191	1,757
Barakah One Company(*11)	Power generation	UAE	18.00%		118	—
Nawah Energy Company(*11)	Operation of utility plant	UAE	18.00%		296	285

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2019 and 2020 are as follows, continued:

2019
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%	￦	1	553
Daegu Green Power Co., Ltd.(*25)	Power generation	KOREA	29.00%		46,225	22,824
Yeonggwang Wind Power Co., Ltd.	Power generation	KOREA	46.00%		17,475	17,627
Chester Solar IV SpA	Power generation	CHILE	45.00%		1,700	672
Chester Solar V SpA	Power generation	CHILE	45.00%		525	146
Diego de Almagro Solar SpA	Power generation	CHILE	45.00%		2,091	1,035
South Jamaica Power Company Limited	Power generation	JAMAICA	20.00%		20,521	13,863
Daesan Green Energy Co., Ltd.	Power generation	KOREA	35.00%		17,850	17,182
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	42,070
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	31,156
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	42,916
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	5,602
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	1,966
Laurel SpA	Power generation	CHILE	45.00%		1,222	595
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd(*3)	Power generation	AUSTRALIA	12.37%		4,095	4,024
Chile Solar JV SpA	Power generation	CHILE	50.00%		37,689	34,859
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	KOREA	37.78%		8,500	7,846
Cheong-Song Noraesan Wind Power Co., Ltd.	Power generation	KOREA	29.01%		3,200	3,043
Chester Solar I SpA	Power generation	CHILE	45.00%		1,181	1,157
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	48,930
Saemangeum Solar Power Co., Ltd.(*21)	Power generation	KOREA	81.00%		10,000	8,324
Chungsongmeon BongSan wind power Co., Ltd.	Power generation	KOREA	29.00%		2,900	2,764
Jaeun Resident Wind Power Plant Co., Ltd.	Power generation	KOREA	29.00%		2,494	2,198
DE Energia SpA	Power generation	CHILE	49.00%		8,364	8,665
Dangjin Eco Power Co., Ltd. (newly)(*14)	Power generation	KOREA	34.00%		25,661	25,661
Haemodum Solar Co., Ltd.	Power generation	KOREA	49.00%		2,940	2,940
Yangyang Wind Power Co., Ltd.(*16)	Power generation	KOREA	99.54%		10,800	10,800
Horus Solar, S.A. De C.V.(*18)	Renewable power generation	MEXICO	14.95%		3,403	3,403
Recursos Solares PV De Mexico II, S.A. De C.V.(*18)	Renewable power generation	MEXICO	14.95%		672	672
Sunmex Renovables, S.A. De C.V.(*18)	Renewable power generation	MEXICO	14.95%		222	222
Stavro Holding II A.B.	Holding company	SWEDEN	20.00%		5,524	5,625

					1,504,710	1,663,029

				￦	4,044,666	5,914,831

(*1)	The effective percentage of ownership is 21.57% considering treasury stocks.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2019 and 2020 are as follows, continued:

(*2)

The effective percentage of ownership is less than 20%. However, the Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*3)	According to the shareholders’ agreement, the parties have joint control over all decisions related to financial and operation. Accordingly, the entity is classified as joint ventures.

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

(*6)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. Accordingly, the entities are classified as joint ventures.

(*7)

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

(*8)	Although the nominal percentage of ownership is 2.35%, the effective percentage of ownership is 25.54%, considering redeemable convertible preferred stock as a liability component.

(*9)

The effective percentage of ownership is less than 20% but the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity and the fact that the dominant portion of the investee’s sales transactions is generated from the Company.

(*10)

The effective percentage of ownership is more than 50% but the Company does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*11)

The effective percentage of ownership is less than 20% but the Company has joint control over the entity as decisions on the major activities require the unanimous consent of the parties that collectively control the entity.

(*12)

The effective percentage of ownership is more than 50% but the Company does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*13)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.

(*14)

Eumseong Natural Gas Power Co., Ltd. and Dangjin Eco Solar Power Co., Ltd. were established by spin-off from Dangjin Eco Power Co., Ltd. After the spin-off, Eumseong Natural Gas Power Co., Ltd. was merged and absorbed by the Company during December 2019.

(*15)

Daejung Offshore Wind Power Co., Ltd. and GS Donghae Electric Power Co., Ltd. are reclassified from joint ventures to associates, and Jeongam Wind Power Co., Ltd. and Korea Power Engineering Service Co., Ltd. are reclassified from associates to joint ventures during the year ended December 31, 2019.

(*16)

The temporary percentage of ownership is more than 50% due to differences in the timing of the payment. The Company is expected to exert significant influence after payment is completed in the first quarter of 2020.

(*17)

The effective percentage of ownership is less than 20%. However, the Company considers the major decision-making body to be the general decision of the board of directors, and the general decision of the board of directors can be passed only by two directors. Accordingly, the entities are classified as an associate.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2019 and 2020 are as follows, continued:

(*18)

The effective percentage of ownership is less than 20%. However, according to the shareholders’ agreement, decisions on the major activities must be agreed to by all ownership parties. Accordingly, the entities are classified as joint ventures.

(*19)

Even though the effective percentage of ownership is more than 50%, the Company does not hold control over the entity according to its proportion to make decisions, which is less than 50%. However the Company can exercise significant influence on the entity by participating in the board of directors and others.Therefore the entity is classified as an associate.

(*20)

The effective percentage of ownership is less than 20%. However, the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*21)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all operation related decisions must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

(*22)

Although the investment amount is not paid as of December 31, 2019, the Company has an investment agreement on 50% of the interests. the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*23)

The Company recognized a full impairment loss for the carrying amount of Jinbhuvish Power Generation Pvt. Ltd. before the prior year, due to the Company’s decision to withdraw its business since there is no business activities occurring.

(*24)

The joint arrangement which the Company has joint control is structured through a separate company. The parties have joint control over the joint arrangement are classified as joint ventures, judging that they have rights to the net assets of the arrangement.

(*25)	Although the nominal percentage of ownership is 29.00%, the effective percentage of ownership is 52.24%, considering the interest of financial investors as a liability component.

2020
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Associates>
Korea Gas Corporation(*1)	Importing and wholesaling LNG	KOREA	20.47%	￦	94,500	1,647,325
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	25,630
YTN Co., Ltd.	Broadcasting	KOREA	21.43%		59,000	40,549
Gangwon Wind Power Co., Ltd.(*2)	Power generation	KOREA	15.00%		5,725	11,443
Hyundai Green Power Co., Ltd.	Power generation	KOREA	29.00%		88,885	132,774
Korea Power Exchange(*3)	Management of power market and others	KOREA	100.00%		127,839	269,122
Taebaek Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,810	6,392
Taebaek Guinemi Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,420	3,087
Pyeongchang Wind Power Co., Ltd.	Power generation	KOREA	25.00%		3,875	5,027
Daeryun Power Co., Ltd.(*2)	Power generation	KOREA	9.34%		40,854	26,353
Changjuk Wind Power Co., Ltd.	Power generation	KOREA	30.00%		3,801	7,867
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,436
SPC Power Corporation	Power generation	PHILIPPINES	38.00%		20,635	69,912
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	679,708
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	117,811
KNOC Nigerian East Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	27,865
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	425,234
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	110,292
Pioneer Gas Power Limited	Power generation	INDIA	38.50%		49,831	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2019 and 2020 are as follows, continued:

2020
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%	￦	461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		87,426	64,570
Hadong Mineral Fiber Co., Ltd.(*2)	Recycling fly ashes	KOREA	8.33%		50	—
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	1,780
Samcheok Eco Materials Co., Ltd.(*5)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	4,197
Goseong Green Power Co., Ltd.(*2)	Power generation	KOREA	1.12%		2,900	2,186
Gangneung Eco Power Co., Ltd.(*2)	Power generation	KOREA	1.61%		2,900	2,368
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	69,591
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	210
Dongducheon Dream Power Co., Ltd.(*6)	Power generation	KOREA	33.61%		148,105	80,637
Jinbhuvish Power Generation Pvt. Ltd.(*2,7)	Power generation	INDIA	5.16%		9,000	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	46.59%		5,190	2,165
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	244,426
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	2,066
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		5,243	8,778
Gunsan Bio Energy Co., Ltd.(*2)	Power generation	KOREA	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	KOREA	28.00%		2,800	576
Korea Nuclear Partners Co., Ltd.	Electric material agency	KOREA	28.98%		537	200
Korea Electric Power Corporation Fund(*8)	Developing electric enterprises	KOREA	98.09%		51,500	41,926
Energy Infra Asset Management Co., Ltd.(*2)	Asset management	KOREA	9.90%		297	938
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	12
Yaksu ESS Co., Ltd.	Installing ESS related equipment	KOREA	29.00%		210	454
Nepal Water & Energy Development Company Private Limited(*9)	Construction and operation of utility plant	NEPAL	60.35%		50,268	42,677
Gwangyang Green Energy Co., Ltd.	Power generation	KOREA	20.00%		2,000	926
PND solar Co., Ltd.	Power generation	KOREA	29.00%		1,250	1,149
Hyundai Eco Energy Co., Ltd.(*2)	Power generation	KOREA	19.00%		3,610	4,250
YeongGwang Yaksu Wind Electric Co., Ltd.(*2)	Power generation	KOREA	9.63%		533	312
Green Energy Electricity Generation Co., Ltd.	Power generation	KOREA	29.00%		1,189	25
Korea Energy Solutions Co., Ltd.	R & D	KOREA	20.00%		300	197
ITR Co., Ltd.	R & D	KOREA	20.00%		50	40
Structure test network Co., Ltd.	Technical testing and consulting	KOREA	20.00%		25	27
Namjeongsusang Solar Power Operation Co., Ltd.(*10)	Power generation	KOREA	15.00%		969	103
Indeck Niles Development, LLC(*11)	Power generation	USA	24.08%		45,562	20,627

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2019 and 2020 are as follows, continued:

2020
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%	￦	—	101
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	KOREA	49.00%		7,300	7,326
Suwon New Power Co., Ltd.	Power generation	KOREA	39.90%		798	1,054
KPGE Inc.	Power generation materials business	KOREA	29.00%		287	287
Gwangbaek Solar Power Investment Co., Ltd.	Power generation	KOREA	44.00%		4,757	4,682
Go deok Clean Energy Co., Ltd.(*12)	Fuel cell generation	KOREA	61.00%		1,830	960
SureDataLab Co., Ltd.	R & D	KOREA	23.95%		126	85
SEP Co., Ltd.	R & D	KOREA	21.26%		27	14
Hankook Electric Power Information Co., Ltd.	R & D	KOREA	25.25%		38	139
Tronix Co., Ltd.	R & D	KOREA	20.00%		75	119
O2&B Global Co., Ltd.	R & D	KOREA	20.00%		25	22
Muan Sunshine Solar Power Plant Co., Ltd.	Power generation	KOREA	20.00%		1,570	1,096
Bigeum Resident Photovoltaic Power Co., Ltd.	Power generation	KOREA	29.90%		1	—
Jeju SolarOne Co., Ltd.(*13)	Power generation	KOREA	10.00%		161	159
Goesan Solar Park Co., Ltd.	Power generation	KOREA	29.00%		1,276	1,684
Saemangeum Heemang Photovoltaic Co., Ltd.	Power generation	KOREA	35.00%		11,022	11,022
Bitgoel Eco Energy Co., Ltd.	Power generation	KOREA	29.00%		29	29
Jeju Gimnyeong Wind Power Co., Ltd.	Power generation	KOREA	30.00%		714	1,578
Seoroseoro Sunny Power Plant Co., Ltd.(*14)	Power generation	KOREA	19.46%		230	230
Muan Solar Park Co., Ltd.(*14)	Power generation	KOREA	19.00%		4,180	4,180
YuDang Solar Co., Ltd.	Power generation	KOREA	20.00%		360	360
Anjwa Smart Farm & Solar City Co., Ltd.(*14)	Power generation	KOREA	19.50%		5,510	5,510
Daewon Green Energy Co., Ltd.	Power generation	KOREA	25.36%		3,910	3,910

					2,481,761	4,250,787

<Joint ventures>
KEPCO-Uhde Inc.(*15)	Power generation	KOREA	52.80%		11,355	100
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		44,405	13,264
Shuweihat Asia Operation & Maintenance Company(*15)	Maintenance of utility plant	CAYMAN	55.00%		30	1,057
Waterbury Lake Uranium L.P.	Resources development	CANADA	33.10%		26,602	19,797
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		16,101	18,200
RES Technology AD	Power generation	BULGARIA	50.00%		15,595	15,930
KV Holdings, Inc.	Power generation	PHILIPPINES	40.00%		2,103	2,405
KEPCO SPC Power Corporation(*15)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	201,663
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	6,530

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2019 and 2020 are as follows, continued:

2020
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%	￦	121,928	188,478
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		39,872	42,530
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	97,157
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	3,813
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	266,221
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	11,171
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	5,378
Global Trade Of Power System Co., Ltd.(*16)	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	546
Expressway Solar-light Power Generation Co., Ltd.(*16)	Power generation	KOREA	29.00%		1,856	2,896
Amman Asia Electric Power Company(*15)	Power generation	JORDAN	60.00%		111,476	161,253
KAPES, Inc.(*15)	R & D	KOREA	51.00%		5,629	—
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	3,887
Jeongam Wind Power Co., Ltd.	Power generation	KOREA	40.00%		5,580	4,620
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	5,362
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	27,518
Yeonggwangbaeksu Wind Power Co., Ltd.(*16)	Power generation	KOREA	15.00%		3,000	3,124
Nghi Son 2 Power LLC	Power generation	VIETNAM	50.00%		2,781	—
Kelar S.A.(*15)	Power generation	CHILE	65.00%		78,060	71,449
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		26,892	33,063
Incheon New Power Co., Ltd.(*17)	Power generation	KOREA	29.00%		461	—
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		15,370	14,814
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		7,493	—
Barakah One Company(*18)	Power generation	UAE	18.00%		118	—
Nawah Energy Company(*18)	Operation of utility plant	UAE	18.00%		296	270
MOMENTUM	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	565
Daegu Green Power Co., Ltd.(*19)	Power generation	KOREA	29.00%		46,225	23,045
Yeonggwang Wind Power Co., Ltd.	Power generation	KOREA	46.00%		17,475	17,256
Chester Solar IV SpA	Power generation	CHILE	45.00%		1,700	1,064
Chester Solar V SpA	Power generation	CHILE	45.00%		525	277
Diego de Almagro Solar SpA	Power generation	CHILE	45.00%		2,091	1,490
South Jamaica Power Company Limited	Power generation	JAMAICA	20.00%		20,521	31,897
Daesan Green Energy Co., Ltd.	Power generation	KOREA	35.00%		17,850	22,552
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	68,809
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	49,639
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	4,466
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	5,230

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2019 and 2020 are as follows, continued:

2020
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%	￦	2,187	1,847
Laurel SpA	Power generation	CHILE	45.00%		1,222	1,092
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd(*16)	Power generation	AUSTRALIA	12.37%		4,095	4,129
Chile Solar JV SpA	Power generation	CHILE	50.00%		37,689	34,883
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	KOREA	47.31%		12,570	13,362
Cheong-Song Noraesan Wind Power Co., Ltd.	Power generation	KOREA	29.01%		3,200	3,453
Chester Solar I SpA	Power generation	CHILE	45.00%		1,181	1,621
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	49,017
Saemangeum Solar Power Co., Ltd.(*20)	Power generation	KOREA	81.00%		26,399	24,292
Chungsongmeon BongSan wind power Co., Ltd.(*16)	Power generation	KOREA	29.00%		2,900	4,124
Jaeun Resident Wind Power Plant Co., Ltd.(*16)	Power generation	KOREA	29.00%		2,494	2,195
DE Energia SpA	Power generation	CHILE	49.00%		8,364	8,187
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		25,661	25,523
Haemodum Solar Co., Ltd.	Power generation	KOREA	49.00%		2,940	3,065
Yangyang Wind Power Co., Ltd.	Power generation	KOREA	50.00%		10,800	10,485
Horus Solar S.A. De C.V.(*21)	Renewable power generation	MEXICO	14.95%		5,068	3,394
Recursos Solares PV De Mexico II, S.S. De C.V.(*21)	Renewable power generation	MEXICO	14.95%		3,678	3,660
Sunmex Renovables, S.A. De C.V.(*21)	Renewable power generation	MEXICO	14.95%		307	240
Stavro Holding II A.B.	Holding company	SWEDEN	20.00%		8,829	9,277
Solaseado Solar Power Co., Ltd.	Power generation	KOREA	38.90%		7,020	9,915
Yeongam Solar Power Co., Ltd.(*16)	Power generation	KOREA	19.00%		6,460	6,042
Samsu Wind Power Co., Ltd.(*16)	Power generation	KOREA	19.00%		2,637	2,607
Pulau Indah Power Plant Sdn. Bhd.	Power generation	MALAYSIA	25.00%		11,569	11,204
Sam-Yang Photovoltaic Power Co., Ltd.	Power generation	KOREA	49.00%		5,245	5,535
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Holding company	KOREA	29.53%		20,952	22,242
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream(*15)	Holding company	KOREA	90.00%		15,699	16,129
PT Barito Wahana Tenaga	Power generation	INDONESIA	30.61%		59,395	63,029
Cheongna Energy Co., Ltd.(*20, 22)	Generating and distributing vapor and hot/cold water	KOREA	50.10%		49,344	4,940
Naepo Green Energy Co., Ltd.(*23)	Power generation	KOREA	29.20%		29,200	—
Dayone Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)(*24)	Power generation	KOREA	30.66%		71,070	—
OneEnergy Asia Limited	Power generation	VIETNAM	40.00%		56,654	56,654
KAS Investment I LLC(*25)	Holding company	USA	29.89%		23,437	23,437
KAS Investment II LLC(*25)	Holding company	USA	29.89%		23,343	23,343
Energyco LLC	Power generation	KOREA	29.00%		1,659	1,659
CAES, LLC	Holding company	USA	36.00%		19,414	17,626

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2019 and 2020 are as follows, continued:

2020
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
Hapcheon Floating Photovoltaic Power Plant Inc.(*16)	Power generation	KOREA	19.47%	￦	1,890	1,890
Busan Industrial Solar Power Co., Ltd.	Power generation	KOREA	28.02%		510	510
Bitsolar Energy Co., Ltd.	Power generation	KOREA	27.10%		352	352

					1,943,392	1,919,746

				￦	4,425,153	6,170,533

(*1)	The effective percentage of ownership is 22.02% considering treasury stocks.

(*2)

The effective percentage of ownership is less than 20%. However, the Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

(*3)

The effective percentage of ownership is 100%. However, the Government regulates the Company’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Company’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Company can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*4)

The effective percentage of ownership is less than 20%. However, the Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its significant influence on the entity.

(*5)	Although the nominal percentage of ownership is 2.35%, the effective percentage of ownership is 25.54%, considering redeemable convertible preferred stock as a liability component.

(*6)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.

(*7)

The Company recognized a full impairment loss for the carrying amount of Jinbhuvish Power Generation Pvt. Ltd. before the prior year, due to the Company’s decision to withdraw its business since there are no business activities occurring.

(*8)

The effective percentage of ownership is more than 50% but the Company does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*9)

The effective percentage of ownership is more than 50% but the Company does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*10)

The effective percentage of ownership is less than 20%. However, the Company considers the major decision-making body to be the general decision of the board of directors, and the general decision of the board of directors can be passed only by two directors of Namjeongsusang Solar Power Operation Co., Ltd. Accordingly, the entity is classified as an associate.

(*11)	According to the shareholders’ agreement, additional investment of 50% of total stake is agreed by March 2022.

(*12)

Even though the effective percentage of ownership is more than 50%, the Company does not hold control over the entity as it has less than 50% of decision-making rights. However the Company can exercise significant influence on the entity by participating in the board of directors and others.Therefore the entity is classified as an associate.

(*13)

It was newly invested during the year ended December 31, 2020. The effective percentage of ownership is less than 20%. However, it is classified as an associate, judging that the Company can exercise significant influence on the entity.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2019 and 2020 are as follows, continued:

(*14)

The entities were newly invested during the year ended December 31, 2020. The effective percentage of ownership is less than 20%. However, the Company can exercise significant influence by virtue of its contractual right to appoint a director to the board of directors of the entity.

(*15)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. Accordingly, the entities are classified as joint ventures.

(*16)	According to the shareholders’ agreement, the parties have joint control over all decisions related to financial and operation. Accordingly, the entity is classified as joint ventures.

(*17)

The joint arrangement which the Company has joint control is structured through a separate company. The parties have joint control over the joint arrangement are classified as joint ventures, judging that they have rights to the net assets of the arrangement.

(*18)	The effective percentage of ownership is less than 20%. However, all operation related decisions must be agreed by ownership parties. Accordingly, the entity is classified as joint ventures.

(*19)	Although the nominal percentage of ownership is 29.00%, the effective percentage of ownership is 54.24%, considering the interest of financial investors as a liability component.

(*20)	The effective percentage of ownership is more than 50%. However, all operation related decisions must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

(*21)

The effective percentage of ownership is less than 20%. However, according to the shareholders’ agreement, decisions related pricipal operation must be agreed by all ownership parties. Accordingly, the Company can exercise significant influence.

(*22)	The classification of the entity was changed from an associate to a joint venture, due to the additional investment during the year ended December 31, 2020.

(*23)	The percentage of ownership decreased due to the unequal capital increase. The entity was reclassified from an associate to a joint venture, due to the changes in voting rights.

(*24)

The name of the entity has changed during the current year. According to the Dayone Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.) Investment Agreement signed in March 2011, the Company has a commitment to guarantee principal and certain returns on shares of Dayone Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.) held by NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation. Since NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation have put option regarding their share of the entity, the Company was deemed to have acquired an additional 15.64% stake. As a result, the effective percentage of ownership is 46.3% in the current and prior period. In accordance with shareholders’ agreement signed during the current period, the Company has joint control with other investors in making important financial and operation decisions, so it has been reclassified from an associate to a joint venture.

(*25)

The entities were included in the joint ventures due to the new investment during the year ended December 31, 2020. Since the final settlement of the entity was not completed before the Company’s financial statements date, the financial statements of October 7, were used for consolidation.

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of December 31, 2019 and 2020 are as follows:

Investees		2019	2020
		In millions of won
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	￦	33,089	45,048
Korea Gas Corporation(*)		715,365	584,010
YTN Co., Ltd.		18,450	27,000
SPC Power Corporation		117,230	139,698
PT. Bayan Resources TBK		880,860	798,510

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of December 31, 2019 and 2020 are as follows, continued:

(*)

An indicator of impairment has been identified for the Company’s investment in Korea Gas Corporation (“KOGAS”) for the years ended December 31, 2019 and 2020 as management determined that the carrying amount of the investment in KOGAS at ￦ 1,693,967 million and ￦ 1,647,325 million respectively were significantly higher than its fair value. Accordingly, management has assessed the recoverable amount of the investment by estimating the Company’s share of the present value of the estimated future cash flows expected to be generated by KOGAS. The carrying amount of KOGAS as at December 31, 2019 and 2020 are supported by the recoverable amount determination and as such, no impairment has been recognized for the years ended December 31, 2019 and 2020.

The recoverable amount estimate is most sensitive to assumptions regarding long-term revenue forecasts as well as the discount rate:

•	Revenue forecasts: price and volume of gas sold are based on the long-term natural gas supply and demand programs approved by the Ministry of Trade, Industry & Energy.

•

Discount rate: the discount rate is derived using the weighted average cost of capital methodology adjusted for any risks that are not reflected in the underlying cash flows. A real post-tax discount rate of 4.70% and 4.60% was applied to post-tax cash flows respectively as at December 31, 2019 and 2020.

Changes in circumstances may affect the assumptions used to determine recoverable amount and could result in an impairment of KOGAS at future reporting dates.

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2019 and 2020 are as follows:

2019
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Korea Gas Corporation	￦	1,701,848	—	—	(25,704)	8,511	12,687	(3,375)	1,693,967
Korea Electric Power Industrial Development Co., Ltd.		21,838	—	—	(1,598)	5,002	—	151	25,393
YTN Co., Ltd.		40,338	—	—	(180)	(449)	5	33	39,747
Cheongna Energy Co., Ltd.		3,465	—	—	—	(2,054)	—	—	1,411
Gangwon Wind Power Co., Ltd.		13,220	—	—	(2,272)	1,379	—	—	12,327
Hyundai Green Power Co., Ltd.		127,160	—	—	(8,889)	5,982	—	—	124,253
Korea Power Exchange		251,802	—	—	—	10,907	—	(3,810)	258,899
AMEC Partners Korea Ltd.		209	—	—	—	—	3	(212)	—
Hyundai Energy Co., Ltd.		—	—	—	—	—	—	—	—
Ecollite Co., Ltd.		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		5,665	—	—	—	1,374	—	—	7,039
Taebaek Guinemi Wind Power Co., Ltd.		2,569	—	—	—	(16)	—	—	2,553
Pyeongchang Wind Power Co., Ltd.		5,419	—	—	—	458	—	—	5,877
Daeryun Power Co., Ltd.		26,099	—	—	—	173	—	(25)	26,247
Changjuk Wind Power Co., Ltd.		8,086	—	—	—	434	—	—	8,520

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2019 and 2020 are as follows, continued:

2019
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
KNH Solar Co., Ltd.	￦	2,337	—	—	—	45	—	—	2,382
SPC Power Corporation		57,558	—	—	(14,229)	5,929	14,286	39	63,583
Gemeng International Energy Co., Ltd.		647,010	—	—	(11,468)	26,300	9,209	(155)	670,896
PT. Cirebon Electric Power		108,628	—	—	—	11,079	(65)	3,783	123,425
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(27)	(380)	407	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(29)	(349)	378	—
PT Wampu Electric Power		31,097	—	—	—	(2,867)	2	1,123	29,355
PT. Bayan Resources TBK		511,646	—	—	(71,100)	6,181	(1,586)	—	445,141
S-Power Co., Ltd.		114,566	—	—	—	1,218	—	—	115,784
Pioneer Gas Power Limited		20,395	—	—	—	(20,784)	389	—	—
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		77,165	3,052	—	—	(10,210)	2,928	—	72,935
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
Green Biomass Co., Ltd.		115	—	—	—	(73)	—	66	108
PT. Mutiara Jawa		365	—	—	—	1,031	42	—	1,438
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		8,015	—	—	—	(1,395)	—	(10)	6,610
Naepo Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Goseong Green Power Co., Ltd.		2,459	—	—	—	(119)	—	—	2,340
Gangneung Eco Power Co., Ltd.		2,495	—	—	—	(65)	—	—	2,430
Shin Pyeongtaek Power Co., Ltd.		67,600	—	—	—	(827)	198	(15)	66,956
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		202	—	—	—	13	—	—	215
Dongducheon Dream Power Co., Ltd.		76,386	—	—	—	441	—	(280)	76,547
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		—	—	—	—	—	—	2,361	2,361
GS Donghae Electric Power Co., Ltd.		—	—	—	—	—	—	255,983	255,983
SE Green Energy Co., Ltd.		3,366	—	—	—	—	(75)	(3,291)	—
Daegu Photovoltaic Co., Ltd.		2,002	—	—	(327)	385	—	—	2,060
Jeongam Wind Power Co., Ltd.		4,589	—	—	—	(152)	—	(4,437)	—
Korea Power Engineering Service Co., Ltd.		4,333	—	—	—	508	—	(4,841)	—
Busan Green Energy Co., Ltd.		12,537	—	—	—	(1,884)	—	(16)	10,637
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		1,593	—	—	—	(515)	—	(15)	1,063
Ulleungdo Natural Energy Co., Ltd.		4,628	—	—	—	(1)	—	(4,627)	—
Korea Nuclear Partners Co., Ltd.(*1)		175	—	—	—	(79)	—	(96)	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2019 and 2020 are as follows, continued:

2019
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Tamra Offshore Wind Power Co., Ltd.	￦	10,401	—	—	—	—	—	(10,401)	—
Korea Electric Power Corporation Fund		47,189	—	—	—	(6,931)	868	—	41,126
Energy Infra Asset Management Co., Ltd.		665	—	—	—	126	—	—	791
Daegu clean Energy Co., Ltd.		17	—	—	—	(4)	—	—	13
Yaksu ESSYaksu ESS Co., Ltd.		460	—	—	—	56	—	—	516
Nepal Water & Energy Development Company Private Limited		30,961	—	—	—	(854)	1,038	—	31,145
Gwangyang Green Energy Co., Ltd.		1,206	—	—	—	(258)	—	—	948
PND solar Co., Ltd.		1,020	—	—	—	124	—	—	1,144
Hyundai Eco Energy Co., Ltd.		3,388	—	—	—	393	—	—	3,781
YeongGwang Yaksu Wind Electric Co., Ltd		533	—	—	—	(147)	—	—	386
Green Energy Electricity Generation Co., Ltd.		—	1,189	—	—	(1,026)	—	—	163
Korea Energy Solutions Co., Ltd.		—	300	—	—	(41)	—	—	259
ITR Co., Ltd.		—	50	—	—	(17)	—	—	33
Structure Test Network Co., Ltd.		—	25	—	—	(4)	—	—	21
Namjeongsusang Solar Power Operation Co., Ltd.		—	969	—	—	(157)	—	—	812
Indeck Niles Development, LLC		—	—	—	—	—	—	—	—
Indeck Niles Asset Management, LLC		—	—	—	(245)	333	(1)	—	87
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		—	7,105	—	—	21	—	—	7,126
Suwon New Power Co., Ltd.		—	798	—	—	—	—	—	798
KPGE Inc.		—	287	—	—	—	—	—	287
Gwangbaek Solar Power Investment Co., Ltd.		—	2,054	—	—	—	—	—	2,054
Godeok Clean Energy Co., Ltd.		—	1,830	—	—	—	—	—	1,830

		4,064,820	17,659	—	(136,012)	37,418	39,199	228,718	4,251,802

<Joint ventures>
KEPCO-Uhde Inc.		188	—	—	—	(54)	—	—	134
Eco Biomass Energy Sdn. Bhd.		—	—	—	—	—	—	—	—
Shuweihat Asia Power Investment B.V.		27,251	—	—	(2,176)	5,288	(12,045)	—	18,318
Shuweihat Asia Operation & Maintenance Company		792	—	—	(907)	1,040	(1)	484	1,408
Waterbury Lake Uranium L.P.		19,032	—	—	—	22	1,508	—	20,562
ASM-BG Investicii AD		21,379	—	—	(4,760)	2,442	315	—	19,376
RES Technology AD		15,209	—	—	—	963	76	—	16,248
KV Holdings, Inc.		1,918	—	—	(372)	751	144	—	2,441

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2019 and 2020 are as follows, continued:

2019
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
KEPCO SPC Power Corporation	￦	208,306	—	—	(45,349)	48,043	3,781	13	214,794
Gansu Datang Yumen Wind Power Co., Ltd.		9,981	—	—	—	(2,050)	218	—	8,149
Datang Chifeng Renewable Power Co., Ltd.		166,162	—	—	—	16,325	2,820	—	185,307
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		39,442	—	—	—	875	707	—	41,024
Rabigh Electricity Company		105,328	—	—	—	4,355	(1,734)	1,147	109,096
Rabigh Operation & Maintenance Company Limited		5,834	—	—	(2,222)	3,070	197	—	6,879
Jamaica Public Service Company Limited		239,632	—	—	(4,631)	10,166	8,440	—	253,607
KW Nuclear Components Co., Ltd.		7,708	—	—	(208)	1,552	—	—	9,052
Busan Shinho Solar Power Co., Ltd.		4,761	—	—	(430)	714	—	—	5,045
GS Donghae Electric Power Co., Ltd.		240,591	—	—	(10,200)	25,787	—	(256,178)	—
Global Trade Of Power System Co., Ltd.		515	—	—	—	56	—	—	571
Expressway Solar-light Power Generation Co., Ltd.		2,676	—	—	—	207	—	—	2,883
Daejung Offshore Wind Power Co., Ltd.		2,669	—	—	—	(308)	—	(2,361)	—
Amman Asia Electric Power Company		177,357	—	—	—	20,648	(5,841)	—	192,164
KAPES, Inc.		9,079	—	—	—	1,767	—	(14)	10,832
Dangjin Eco Power Co., Ltd.		19,912	—	(5,359)	—	(657)	16	(13,912)	—
Honam Wind Power Co., Ltd.		4,860	—	—	(587)	102	—	—	4,375
Jeongam Wind Power Co., Ltd.		—	—	—	—	—	—	4,437	4,437
Korea Power Engineering Service Co., Ltd.		—	—	—	—	—	—	4,902	4,902
Chun-cheon Energy Co., Ltd.(*3)		42,505	—	—	—	(7,385)	—	(248)	34,872
Yeonggwangbaeksu Wind Power Co., Ltd.		2,843	—	—	—	197	—	—	3,040
Nghi Son 2 Power LLC		—	—	—	—	—	—	—	—
Kelar S.A.		72,824	—	—	—	3,435	(8,416)	2,619	70,462
PT. Tanjung Power Indonesia		7,081	26,146	—	—	5,601	(4,489)	(12)	34,327
Incheon New Power Co., Ltd.(*4)		579	—	—	—	(232)	—	(347)	—
Seokmun Energy Co., Ltd.		16,751	—	—	—	591	—	—	17,342
Daehan Wind Power PSC		1,632	—	—	—	66	59	—	1,757
Barakah One Company		3,807	—	—	—	(2,668)	(1,139)	—	—
Nawah Energy Company		274	—	—	—	—	11	—	285
Momentum		582	—	—	(411)	380	2	—	553
Daegu Green Power Co., Ltd.(*2)		41,110	—	—	—	3,599	—	(21,885)	22,824
Yeonggwang Wind Power Co., Ltd.		15,304	2,100	—	—	223	—	—	17,627
Chester Solar IV SpA		1,851	—	—	—	(1,746)	(55)	622	672
Chester Solar V SpA		474	—	—	—	(619)	(6)	297	146

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2019 and 2020 are as follows, continued:

2019
Investees		Beginning balance	Acquisition	Disposal	Dividends received	Share of income (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Diego de Almagro Solar SpA	￦	1,663	—	—	—	(1,014)	(86)	472	1,035
South Jamaica Power Company Limited		16,124	4,290	—	—	(7,131)	580	—	13,863
Daesan Green Energy Co., Ltd.		17,433	—	—	—	(251)	—	—	17,182
RE Holiday Holdings LLC		51,094	—	—	—	(6,525)	(2,500)	1	42,070
RE Pioneer Holdings LLC		38,898	—	—	(939)	(5,507)	(1,296)	—	31,156
RE Barren Ridge 1 Holdings LLC		41,415	—	—	(1,152)	4,609	(1,957)	1	42,916
RE Astoria 2 LandCo LLC		5,410	—	—	(430)	430	192	—	5,602
RE Barren Ridge LandCo LLC		1,898	—	—	(194)	172	90	—	1,966
Laurel SpA		921	—	—	—	(665)	(82)	421	595
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		3,940	—	—	—	(28)	112	—	4,024
Chile Solar JV SpA		36,865	—	—	—	842	(2,849)	1	34,859
Taebaek Gadeoksan Wind Power Co., Ltd.		8,508	—	—	—	(651)	(9)	(2)	7,846
Cheong-Song Noraesan Wind Power Co., Ltd.		2,073	1,127	—	—	(153)	(4)	—	3,043
Chester Solar I SpA		1,181	—	—	—	(112)	(79)	167	1,157
Solar Philippines Calatagan Corporation		47,903	—	—	(4,633)	4,305	1,355	—	48,930
Saemangeum Solar Power Co., Ltd.		—	10,000	—	—	(1,676)	—	—	8,324
Chungsongmeon BongSan wind power Co., Ltd.		—	2,900	—	—	(136)	—	—	2,764
Jaeun Resident Wind Power Plant Co., Ltd.		—	2,494	—	—	(296)	—	—	2,198
DE Energia SpA		—	8,364	—	—	647	(346)	—	8,665
Eumseong Natural Gas Power Co., Ltd.		—	—	—	—	—	—	—	—
Dangjin Eco Power Co., Ltd. (newly)		—	9,180	—	—	—	—	16,481	25,661
Haemodum Solar Co., Ltd.		—	2,940	—	—	—	—	—	2,940
Yangyang Wind Power Co., Ltd.		—	10,800	—	—	—	—	—	10,800
Horus Solar, S.A. De C.V.		—	3,403	—	—	—	—	—	3,403
Recursos Solares PV De Mexico II, S.A. De C.V.		—	672	—	—	—	—	—	672
Sunmex Renovables, S.A. De C.V.		—	222	—	—	—	—	—	222
Stavro Holding II A.B.		—	5,524	—	—	(4)	122	(17)	5,625

		1,813,525	90,162	(5,359)	(79,601)	129,402	(22,189)	(262,911)	1,663,029

	￦	5,878,345	107,821	(5,359)	(215,613)	166,820	17,010	(34,193)	5,914,831

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2019 and 2020 are as follows, continued:

(*4)

It was determined that there is objective evidence of impairment due to prolonged operating losses. As a result, the Company recognized an impairment loss of ￦347 million in impairment loss on investments in associates and joint ventures for the year ended December 31, 2019.

2020
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Korea Gas Corporation	￦	1,693,967	—	—	(7,182)	(14,104)	(25,023)	(333)	1,647,325
Korea Electric Power Industrial Development Co., Ltd.		25,393	—	—	(2,146)	3,806	—	(1,423)	25,630
YTN Co., Ltd.		39,747	—	—	(90)	1,086	(6)	(188)	40,549
Cheongna Energy Co., Ltd.		1,411	990	—	—	2,518	—	(4,919)	—
Gangwon Wind Power Co., Ltd.		12,327	—	—	(1,988)	1,104	—	—	11,443
Hyundai Green Power Co., Ltd.		124,253	—	—	(8,889)	17,410	—	—	132,774
Korea Power Exchange		258,899	—	—	—	1,860	1	8,362	269,122
Dayone Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)		—	—	—	—	—	—	—	—
Ecollite Co., Ltd.(*1)		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		7,039	—	—	(175)	(472)	—	—	6,392
Taebaek Guinemi Wind Power Co., Ltd.		2,553	—	—	—	534	—	—	3,087
Pyeongchang Wind Power Co., Ltd.		5,877	—	—	(813)	(37)	—	—	5,027
Daeryun Power Co., Ltd.		26,247	—	—	—	104	—	2	26,353
Changjuk Wind Power Co., Ltd.		8,520	—	—	(750)	97	—	—	7,867
KNH Solar Co., Ltd.		2,382	—	—	—	54	—	—	2,436
SPC Power Corporation		63,583	—	—	(10,764)	5,491	11,649	(47)	69,912
Gemeng International Energy Co., Ltd.		670,896	—	—	(11,620)	15,965	4,468	(1)	679,708
PT. Cirebon Electric Power		123,425	—	—	(9,782)	11,330	434	(7,596)	117,811
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(22)	671	(649)	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(22)	617	(595)	—
PT Wampu Electric Power		29,355	—	—	(1,303)	3,245	(1,639)	(1,793)	27,865
PT. Bayan Resources TBK		445,141	—	—	(15,720)	17,139	(21,256)	(70)	425,234
S-Power Co., Ltd.		115,784	—	—	—	(5,429)	—	(63)	110,292
Pioneer Gas Power Limited		—	—	—	—	—	—	—	—
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		72,935	—	—	—	(2,896)	(5,469)	—	64,570
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
Green Biomass Co., Ltd.		108	—	(108)	—	—	—	—	—
PT. Mutiara Jawa		1,438	—	—	—	459	(117)	—	1,780
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		6,610	—	—	—	(2,413)	—	—	4,197
Naepo Green Energy Co., Ltd.		—	—	—	—	(9,789)	—	9,789	—
Goseong Green Power Co., Ltd.		2,340	—	—	—	(154)	—	—	2,186
Gangneung Eco Power Co., Ltd.		2,430	—	—	—	(62)	—	—	2,368
Shin Pyeongtaek Power Co., Ltd.		66,956	—	—	—	11,877	(3,604)	(5,638)	69,591
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		215	—	—	—	(5)	—	—	210
Dongducheon Dream Power Co., Ltd.		76,547	—	—	—	4,095	—	(5)	80,637
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2019 and 2020 are as follows, continued:

2020
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Daejung Offshore Wind Power Co., Ltd.	￦	2,361	—	—	—	(411)	—	215	2,165
GS Donghae Electric Power Co., Ltd.		255,983	—	—	(25,796)	14,265	—	(26)	244,426
Daegu Photovoltaic Co., Ltd.		2,060	—	—	(325)	331	—	—	2,066
Busan Green Energy Co., Ltd.		10,637	—	—	—	(1,862)	—	3	8,778
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		1,063	—	—	—	(491)	—	4	576
Korea Nuclear Partners Co., Ltd.		—	247	—	—	(43)	(4)	—	200
Korea Electric Power Corporation Fund		41,126	—	—	—	(908)	1,708	—	41,926
Energy Infra Asset Management Co., Ltd.		791	—	—	—	147	—	—	938
Daegu clean Energy Co., Ltd.		13	—	—	—	(1)	—	—	12
Yaksu ESS Co., Ltd.		516	—	—	—	(62)	—	—	454
Nepal Water & Energy Development Company Private Limited		31,145	14,697	—	—	(1,699)	(1,466)	—	42,677
Gwangyang Green Energy Co., Ltd.		948	—	—	—	(22)	—	—	926
PND solar Co., Ltd.		1,144	—	—	—	5	—	—	1,149
Hyundai Eco Energy Co., Ltd.		3,781	—	—	—	469	—	—	4,250
YeongGwang Yaksu Wind Electric Co., Ltd.		386	—	—	—	(74)	—	—	312
<Associates>
Green Energy Electricity Generation Co., Ltd.		163	—	—	—	(138)	—	—	25
Korea Energy Solutions Co., Ltd.		259	—	—	—	(62)	—	—	197
ITR Co., Ltd.		33	—	—	—	7	—	—	40
Structure Test Network Co., Ltd.		21	—	—	—	6	—	—	27
Namjeongsusang Solar Power Operation Co., Ltd.		812	—	—	—	(709)	—	—	103
Indeck Niles Development, LLC		—	45,562	—	—	(13,344)	(9,846)	(1,745)	20,627
Indeck Niles Asset Management, LLC		87	—	—	(539)	559	—	(6)	101
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		7,126	294	(99)	(291)	296	—	—	7,326
Suwon New Power Co., Ltd.		798	—	—	—	256	—	—	1,054
KPGE Inc.		287	—	—	—	—	—	—	287
Gwangbaek Solar Power Investment Co., Ltd.		2,054	2,703	—	—	(75)	—	—	4,682
Go deok Clean Energy Co., Ltd.		1,830	—	—	—	(843)	(27)	—	960
SureDataLab Co., Ltd.		—	126	—	—	(41)	—	—	85
SEP Co., Ltd.		—	27	—	—	(13)	—	—	14
Hankook Electric Power Information Co., Ltd.		—	38	—	—	101	—	—	139
Tronix Co., Ltd.		—	75	—	—	44	—	—	119
O2&B Global Co., Ltd.		—	25	—	—	(3)	—	—	22
Muan Sunshine Solar Power Plant Co., Ltd.		—	79	—	—	(475)	—	1,492	1,096
Bigeum Resident Photovoltaic Power Co., Ltd.		—	—	—	—	—	—	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2019 and 2020 are as follows, continued:

2020
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Jeju SolarOne Co., Ltd.	￦	—	161	—	—	—	(2)	—	159
Energy Innovation Fund I		—	4,000	—	(2)	(159)	—	(3,839)	—
Goesan Solar Park Co., Ltd.		—	1,276	—	—	408	—	—	1,684
Saemangeum Heemang Photovoltaic Co., Ltd.		—	11,022	—	—	—	—	—	11,022
Bitgoel Eco Energy Co., Ltd.		—	29	—	—	—	—	—	29
Jeju Gimnyeong Wind Power Co., Ltd.		—	714	—	—	864	—	—	1,578
Seoroseoro Sunny Power Plant Co., Ltd.		—	230	—	—	—	—	—	230
Muan Solar Park Co., Ltd.		—	4,180	—	—	—	—	—	4,180
YuDang Solar Co., Ltd.		—	360	—	—	—	—	—	360
Anjwa Smart Farm & Solar City Co., Ltd.		—	5,510	—	—	—	—	—	5,510
Daewon Green Energy Co., Ltd.		—	3,910	—	—	—	—	—	3,910

		4,251,802	96,255	(207)	(98,175)	59,092	(48,911)	(9,069)	4,250,787

<Joint ventures>
KEPCO-Uhde Inc.		134	—	—	—	(34)	—	—	100
Shuweihat Asia Power Investment B.V.		18,318	—	—	(4,337)	5,919	(6,636)	—	13,264
Shuweihat Asia Operation & Maintenance Company		1,408	—	—	(922)	1,074	(503)	—	1,057
Waterbury Lake Uranium L.P.		20,562	—	—	—	4	(769)	—	19,797
ASM-BG Investicii AD		19,376	—	—	(4,206)	2,575	455	—	18,200
RES Technology AD		16,248	—	—	(1,981)	1,051	612	—	15,930
KV Holdings, Inc.		2,441	—	—	(617)	580	1	—	2,405
KEPCO SPC Power Corporation		214,794	—	—	(48,486)	48,479	(12,995)	(129)	201,663
Gansu Datang Yumen Wind Power Co., Ltd.		8,149	—	—	—	(1,718)	99	—	6,530
Datang Chifeng Renewable Power Co., Ltd.		185,307	—	—	(13,453)	15,317	1,307	—	188,478
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		41,024	—	—	—	1,231	275	—	42,530
<Joint ventures>
Rabigh Electricity Company		109,096	—	—	(14,956)	25,474	(22,458)	1	97,157
Rabigh Operation & Maintenance Company Limited		6,879	—	—	(5,340)	2,788	(514)	—	3,813
Jamaica Public Service Company Limited		253,607	—	—	(4,352)	24,669	(10,891)	3,188	266,221
KW Nuclear Components Co., Ltd.		9,052	—	—	(833)	2,952	—	—	11,171
Busan Shinho Solar Power Co., Ltd.		5,045	—	—	(330)	663	—	—	5,378
Global Trade Of Power System Co., Ltd.		571	—	—	—	(25)	—	—	546
Expressway Solar-light Power Generation Co., Ltd.		2,883	—	—	—	13	—	—	2,896
Amman Asia Electric Power Company		192,164	—	—	(28,281)	20,165	(22,795)	—	161,253
KAPES, Inc.		10,832	—	—	—	(10,806)	—	(26)	—
Honam Wind Power Co., Ltd.		4,375	—	—	(435)	(53)	—	—	3,887
Jeongam Wind Power Co., Ltd.		4,437	—	—	—	183	—	—	4,620

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2019 and 2020 are as follows, continued:

2020
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Korea Power Engineering Service Co., Ltd.	￦	4,902	—	—	—	446	—	14	5,362
Chun-cheon Energy Co., Ltd.		34,872	—	—	—	(7,354)	—	—	27,518
Yeonggwangbaeksu Wind Power Co., Ltd.		3,040	—	—	—	84	—	—	3,124
Nghi Son 2 Power LLC		—	—	—	—	—	—	—	—
Kelar S.A.		70,462	—	—	—	14,864	(9,186)	(4,691)	71,449
PT. Tanjung Power Indonesia		34,327	—	—	—	7,522	(9,220)	434	33,063
Incheon New Power Co., Ltd.		—	—	—	—	—	—	—	—
Seokmun Energy Co., Ltd.		17,342	—	—	—	(2,528)	—	—	14,814
Daehan Wind Power PSC		1,757	4,302	—	—	(626)	(5,433)	—	—
Barakah One Company		—	—	—	—	—	—	—	—
Nawah Energy Company		285	—	—	—	2	(17)	—	270
Momentum		553	—	—	(404)	399	17	—	565
Daegu Green Power Co., Ltd.		22,824	—	—	—	128	—	93	23,045
Yeonggwang Wind Power Co., Ltd.		17,627	—	—	—	(371)	—	—	17,256
Chester Solar IV SpA		672	—	—	—	389	80	(77)	1,064
Chester Solar V SpA		146	—	—	—	135	17	(21)	277
Diego de Almagro Solar SpA		1,035	—	—	—	455	107	(107)	1,490
South Jamaica Power Company Limited		13,863	—	—	—	20,468	(2,432)	(2)	31,897
Daesan Green Energy Co., Ltd.		17,182	—	—	—	5,371	—	(1)	22,552
RE Holiday Holdings LLC		42,070	—	—	—	33,072	(6,333)	—	68,809
RE Pioneer Holdings LLC		31,156	—	—	(1,246)	24,466	(4,737)	—	49,639
RE Barren Ridge 1 Holdings LLC		42,916	—	—	(872)	(35,735)	(1,843)	—	4,466
RE Astoria 2 LandCo LLC		5,602	—	—	(249)	210	(333)	—	5,230
RE Barren Ridge LandCo LLC		1,966	—	—	(95)	95	(119)	—	1,847
Laurel SpA		595	—	—	—	498	80	(81)	1,092
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		4,024	—	—	—	(24)	129	—	4,129
Chile Solar JV SpA		34,859	—	—	—	187	(163)	—	34,883
Taebaek Gadeoksan Wind Power Co., Ltd.		7,846	4,070	—	—	1,468	(22)	—	13,362
Cheong-Song Noraesan Wind Power Co., Ltd.		3,043	—	—	—	409	—	1	3,453
Chester Solar I SpA		1,157	—	—	—	472	107	(115)	1,621
Solar Philippines Calatagan Corporation		48,930	—	—	(6,439)	6,745	(219)	—	49,017
Saemangeum Solar Power Co., Ltd.		8,324	16,399	—	—	(431)	—	—	24,292
Chungsongmeon BongSan wind power Co., Ltd.		2,764	—	—	—	(232)	1,592	—	4,124
Jaeun Resident Wind Power Plant Co., Ltd.		2,198	—	—	—	(3)	—	—	2,195
DE Energia SpA		8,665	—	—	—	506	572	(1,556)	8,187
Dangjin Eco Power Co., Ltd.		25,661	—	—	—	96	(237)	3	25,523
Haemodum Solar Co., Ltd.		2,940	—	—	—	140	(15)	—	3,065
Yangyang Wind Power Co., Ltd.		10,800	—	—	—	(286)	(29)	—	10,485
Horus Solar, S.A. De C.V.		3,403	1,665	—	—	(1,985)	311	—	3,394
Recursos Solares PV De Mexico II, S.A. De C.V.		672	3,006	—	—	36	(54)	—	3,660
Sunmex Renovables, S.A. De C.V.		222	85	—	—	(46)	(21)	—	240
Stavro Holding II A.B.		5,625	3,305	—	—	(156)	346	157	9,277

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2019 and 2020 are as follows, continued:

2020
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Joint ventures>
Solaseado Solar Power Co., Ltd.	￦	—	7,020	—	—	2,895	—	—	9,915
Yeongam Solar Power Co., Ltd.		—	6,460	—	—	(418)	—	—	6,042
Samsu Wind Power Co., Ltd.		—	2,637	—	—	(30)	—	—	2,607
Pulau Indah Power Plant Sdn. Bhd.		—	11,569	—	—	(144)	(221)	—	11,204
Sam-Yang Photovoltaic Power Co., Ltd.		—	5,245	—	—	290	—	—	5,535
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		—	20,952	—	(1,388)	2,678	—	—	22,242
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		—	15,699	—	—	430	—	—	16,129
PT Barito Wahana Tenaga		—	59,395	—	—	4,923	(1,289)	—	63,029
Cheongna Energy Co., Ltd.		—	—	—	—	21	—	4,919	4,940
Naepo Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Dayone Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)		—	—	—	—	—	—	—	—
OneEnergy Asia Limited		—	56,654	—	—	—	—	—	56,654
KAS Investment I LLC		—	23,437	—	—	—	—	—	23,437
KAS Investment II LLC		—	23,343	—	—	—	—	—	23,343
Energyco LLC		—	1,659	—	—	—	—	—	1,659
CAES, LLC		—	19,414	—	(297)	—	—	(1,491)	17,626
Hapcheon Floating Photovoltaic Power Plant Inc.		—	1,890	—	—	—	—	—	1,890
Busan Industrial Solar Power Co., Ltd.		—	510	—	—	—	—	—	510
Bitsolar Energy Co., Ltd.		—	352	—	—	—	—	—	352

		1,663,029	289,068	—	(139,519)	220,032	(113,377)	513	1,919,746

		5,914,831	385,323	(207)	(237,694)	279,124	(162,288)	(8,556)	6,170,533

(*1)

The Company recognized an impairment loss for the carrying amount of Ecollite Co., Ltd. during the prior period due to the suspension of operating activities. Ecollite Co., Ltd. has been removed from associates since it is under the process of liquidation as of December 31, 2020.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2019 and 2020 are as follows:

2019
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
Korea Gas Corporation(*1)	￦	39,311,855	31,165,334	24,982,640	38,764
Korea Electric Power Industrial Development Co., Ltd.		186,434	98,872	306,026	17,467
YTN Co., Ltd.		281,699	96,211	127,782	(1,230)
Cheongna Energy Co., Ltd.		383,034	383,288	68,626	(2,567)
Gangwon Wind Power Co., Ltd.		83,528	1,674	24,116	9,380
Hyundai Green Power Co., Ltd.		1,086,738	658,279	507,653	26,222
Korea Power Exchange		315,683	54,926	107,034	8,268
Hyundai Energy Co., Ltd.		465,238	549,940	91,842	(27,882)
Ecollite Co., Ltd.		1,838	304	—	(97)
Taebaek Wind Power Co., Ltd.		36,182	8,027	6,177	5,494
Taebaek Guinemi Wind Power Co., Ltd.		35,061	24,847	349	(61)
Pyeongchang Wind Power Co., Ltd.		79,756	56,248	10,713	2,010
Daeryun Power Co., Ltd.		802,546	512,757	163,129	1,836
Changjuk Wind Power Co., Ltd.		29,875	1,476	6,076	1,447
KNH Solar Co., Ltd.		20,465	11,641	3,377	278
SPC Power Corporation		250,544	22,459	63,218	39,876
Gemeng International Energy Co., Ltd.		6,758,957	4,785,740	2,024,730	95,435
PT. Cirebon Electric Power		852,457	403,639	277,370	39,581
KNOC Nigerian East Oil Co., Ltd.		58,402	134,361	—	(182)
KNOC Nigerian West Oil Co., Ltd.		54,275	124,086	—	(180)
PT Wampu Electric Power		222,266	158,451	18,165	(2,315)
PT. Bayan Resources TBK		1,302,637	622,576	1,707,387	252,855
S-Power Co., Ltd.		805,622	566,025	576,554	2,319
Pioneer Gas Power Limited		309,059	367,399	—	(54,501)
Eurasia Energy Holdings		592	1,056	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,194,125	898,023	6,731	(40,437)
Hadong Mineral Fiber Co., Ltd.		203	231	—	—
Green Biomass Co., Ltd.		3,866	2,487	17	(925)
PT. Mutiara Jawa		26,109	21,150	11,196	3,396
Samcheok Eco Materials Co., Ltd.		26,625	3,209	10,876	1,946
Noeul Green Energy Co., Ltd.		137,370	114,578	36,435	(4,810)
Naepo Green Energy Co., Ltd.		77,070	99,345	6,572	(31,577)
Goseong Green Power Co., Ltd.		3,399,058	3,177,210	—	(10,276)
Gangneung Eco Power Co., Ltd.		1,362,692	1,204,202	—	(3,830)
Shin Pyeongtaek Power Co., Ltd.		981,387	807,107	119,162	11,847
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		2,483	1,722	454	47
Dongducheon Dream Power Co., Ltd.		1,474,224	1,206,478	689,414	2,849
Jinbhuvish Power Generation Pvt. Ltd.		64,111	13,240	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2019 and 2020 are as follows, continued:

2019
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Daejung Offshore Wind Power Co., Ltd.	￦	6,181	1,450	—	(617)
GS Donghae Electric Power Co., Ltd.		2,301,774	1,548,883	688,055	75,842
Daegu Photovoltaic Co., Ltd.		15,486	8,385	3,639	1,442
Busan Green Energy Co., Ltd.		173,537	136,857	52,256	(6,496)
Gunsan Bio Energy Co., Ltd.		10,614	28,062	—	(5,777)
Korea Electric Vehicle Charging Service		12,810	9,013	8,428	(1,841)
Korea Nuclear Partners Co., Ltd.		928	375	1,441	(50)
Korea Electric Power Corporation Fund		42,162	239	127	(5,430)
Energy Infra Asset Management Co., Ltd.		8,712	721	5,118	1,415
Daegu clean Energy Co., Ltd.		371	323	—	(14)
Yaksu ESS Co., Ltd.		7,325	5,551	1,191	363
Nepal Water & Energy Development Company Private Limited		78,309	26,783	—	(1,380)
Gwangyang Green Energy Co., Ltd.		28,816	24,164	—	(1,007)
PND solar Co., Ltd.		40,941	37,526	6,908	1,665
Hyundai Eco Energy Co., Ltd.		209,395	190,622	13,343	1,306
YeongGwang Yaksu Wind Electric Co., Ltd		46,488	45,594	6,511	(1,510)
Green Energy Electricity Generation Co., Ltd.		33,937	36,060	—	(5,923)
Korea Energy Solutions Co., Ltd.		1,285	18	134	(233)
ITR Co., Ltd.		376	214	167	(88)
Structure Test Network Co., Ltd.		89	249	76	(72)
Namjeongsusang Solar Power Operation Co., Ltd.		34,595	29,310	—	(1,149)
Indeck Niles Development, LLC		49,465	174	—	(25,430)
Indeck Niles Asset Management, LLC		271	9	1,513	753
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		14,559	15	59	44
Suwon New Power Co., Ltd.		2,000	—	—	—
KPGE Inc.		984	—	—	(6)
Gwangbaek Solar Power Investment Co., Ltd.		193,464	183,063	7,635	(355)
Godeok Clean Energy Co., Ltd.		3,000	—	—	—

<Joint ventures>
KEPCO-Uhde Inc.		270	7	—	(107)
Shuweihat Asia Power Investment B.V.		37,389	5	—	(159)
Shuweihat Asia Operation & Maintenance Company		2,605	45	2,570	1,892
Waterbury Lake Uranium L.P.		61,548	4	—	—
ASM-BG Investicii AD		78,191	39,439	13,200	4,894
RES Technology AD		66,821	34,325	8,384	1,914
KV Holdings, Inc.		6,101	—	25	1,876

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2019 and 2020 are as follows, continued:

2019
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
KEPCO SPC Power Corporation	￦	308,274	22,643	187,867	64,152
Gansu Datang Yumen Wind Power Co., Ltd.		77,313	56,941	6,106	(5,175)
Datang Chifeng Renewable Power Co., Ltd.		765,598	302,329	122,398	40,371
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		189,157	86,596	23,910	2,188
Rabigh Electricity Company		2,538,719	2,100,347	208,514	1,567
Rabigh Operation & Maintenance Company Limited		36,121	18,923	23,777	7,203
Jamaica Public Service Company Limited		1,543,049	940,609	1,035,399	32,828
KW Nuclear Components Co., Ltd.		31,326	10,820	11,305	3,837
Busan Shinho Solar Power Co., Ltd.		42,318	22,137	7,843	2,856
Global Trade Of Power System Co., Ltd.		2,993	1,025	3,323	134
Expressway Solar-light Power Generation Co., Ltd.		17,653	7,712	2,991	709
Amman Asia Electric Power Company		821,997	501,723	23,866	34,424
KAPES, Inc.		124,396	103,158	93,831	3,465
Honam Wind Power Co., Ltd.		39,680	24,703	5,365	354
Jeongam Wind Power Co., Ltd.		94,134	83,041	11,644	2,005
Korea Power Engineering Service Co., Ltd.		19,052	2,150	12,284	1,749
Chun-cheon Energy Co., Ltd.		607,823	490,375	313,438	(24,490)
Yeonggwangbaeksu Wind Power Co., Ltd.		99,552	79,322	11,739	1,342
Nghi Son 2 Power LLC		1,589,928	1,795,578	1,008,326	71,803
Kelar S.A.		634,633	530,335	86,702	8,867
PT. Tanjung Power Indonesia		654,365	556,287	109,825	16,489
Incheon New Power Co., Ltd.		4,749	3,553	1,951	(800)
Seokmun Energy Co., Ltd.		242,332	182,533	44,733	2,606
Daehan Wind Power PSC		89,904	86,390	—	(767)
Barakah One Company		24,330,632	24,546,421	—	(112,114)
Nawah Energy Company		120,987	119,405	—	3
Momentum		8,904	7,245	21,171	1,099
Daegu Green Power Co., Ltd.		579,593	500,092	301,339	4,899
Yeonggwang Wind Power Co., Ltd.		262,610	225,361	24,256	(2,032)
Chester Solar IV SpA		13,443	12,079	1,590	(1,057)
Chester Solar V SpA		4,677	4,625	519	(402)
Diego de Almagro Solar SpA		18,984	16,901	1,954	(1,104)
South Jamaica Power Company Limited		364,347	295,029	7,224	(35,650)
Daesan Green Energy Co., Ltd.		232,170	183,079	—	(717)
RE Holiday Holdings LLC		331,862	247,722	18,744	(345)
RE Pioneer Holdings LLC		246,571	184,258	12,207	(1,912)
RE Barren Ridge 1 Holdings LLC		209,850	124,017	10,384	7,630

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2019 and 2020 are as follows, continued:

2019
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
RE Astoria 2 Land Co LLC	￦	11,422	217	656	651
RE Barren Ridge Land Co LLC		4,019	87	262	260
Laurel SpA		12,979	12,076	961	(1,130)
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		32,883	425	—	(232)
Chile Solar JV SpA		69,903	186	591	1,686
Taebaek Gadeoksan Wind Power Co., Ltd.		70,270	49,500	—	(1,602)
Cheong-Song Noraesan Wind Power Co., Ltd.		51,247	40,969	—	(549)
Chester Solar I SpA		7,859	5,842	—	(204)
Solar Philippines Calatagan Corporation		98,577	47,956	18,720	11,331
Saemangeum Solar Power Co., Ltd.		13,740	3,270	—	(1,875)
Chungsongmeon BongSan wind power Co., Ltd.		27,659	24,272	—	(1,365)
Jaeun Resident Wind Power Plant Co., Ltd.		31,402	23,823	—	(844)
DE Energia SpA		64,959	50,971	1,254	(2,645)
Dangjin Eco Power Co., Ltd. (newly)		99,907	25,436	107	(737)
Haemodum Solar Co., Ltd.		7,237	1,237	—	—
Yangyang Wind Power Co., Ltd.		10,764	—	—	(11)
Horus Solar, S.A. De C.V.		10,566	8,503	—	(7)
Recursos Solares PV De Mexico II, S.A. De C.V.		3,848	2,885	—	22
Sunmex Renovables, S.A. De C.V.		3,170	2,171	—	13
Stavro Holding II A.B.		28,141	13	—	(18)

(*1)	The profit recognized for the years ended December 31, 2019 is reduced by the associate entity’s net income attributable to non-controlling interests.

2020
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
<Associates>
Korea Gas Corporation(*1)	￦	35,909,775	28,174,619	20,833,722	(172,060)
Korea Electric Power Industrial Development Co., Ltd.		164,015	75,636	297,962	16,284
YTN Co., Ltd.		295,151	105,923	126,730	7,095
Gangwon Wind Power Co., Ltd.		77,297	1,336	23,350	7,472
Hyundai Green Power Co., Ltd.		874,574	416,732	390,442	55,591
Korea Power Exchange		337,577	68,455	104,698	979
Taebaek Wind Power Co., Ltd.		28,048	2,480	4,364	(561)
Taebaek Guinemi Wind Power Co., Ltd.		44,434	32,085	5,023	1,368
Pyeongchang Wind Power Co., Ltd.		72,713	52,606	8,387	(154)
Daeryun Power Co., Ltd.		789,277	498,346	126,343	1,941
Changjuk Wind Power Co., Ltd.		27,515	1,292	4,777	656

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2019 and 2020 are as follows, continued:

2020
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
KNH Solar Co., Ltd.	￦	18,240	9,219	3,564	728
SPC Power Corporation		255,462	17,705	47,091	39,677
Gemeng International Energy Co., Ltd.		7,427,157	5,428,013	1,955,707	64,077
PT. Cirebon Electric Power		730,020	301,615	246,014	40,676
KNOC Nigerian East Oil Co., Ltd.		22,215	93,736	—	(142)
KNOC Nigerian West Oil Co., Ltd.		23,999	89,739	—	(142)
PT Wampu Electric Power		199,841	139,264	20,265	7,372
PT. Bayan Resources TBK		1,544,875	795,131	1,646,390	219,406
S-Power Co., Ltd.		782,561	554,393	421,519	(10,805)
Pioneer Gas Power Limited		260,344	359,790	—	(44,568)
Eurasia Energy Holdings		556	993	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,138,994	876,336	140,069	(11,318)
Hadong Mineral Fiber Co., Ltd.		203	231	—	—
PT. Mutiara Jawa		23,061	16,923	7,946	2,523
Samcheok Eco Materials Co., Ltd.		24,024	598	10,483	23
Noeul Green Energy Co., Ltd.		116,929	102,457	27,486	(8,303)
Goseong Green Power Co., Ltd.		4,559,480	4,351,119	—	(12,280)
Gangneung Eco Power Co., Ltd.		2,630,752	2,475,848	—	(3,623)
Shin Pyeongtaek Power Co., Ltd.		1,020,650	814,369	520,468	32,002
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		2,001	1,258	387	(11)
Dongducheon Dream Power Co., Ltd.		1,374,640	1,095,926	524,890	10,982
Jinbhuvish Power Generation Pvt. Ltd.		58,699	12,122	—	—
Daejung Offshore Wind Power Co., Ltd.		6,281	1,634	—	(810)
GS Donghae Electric Power Co., Ltd.		2,174,835	1,455,935	685,579	41,955
Daegu Photovoltaic Co., Ltd.		13,843	6,718	3,343	1,149
Busan Green Energy Co., Ltd.		170,261	139,995	40,241	(6,422)
Gunsan Bio Energy Co., Ltd.		9,340	28,322	—	(1,501)
Korea Electric Vehicle Charging Service		8,173	6,116	10,807	(1,756)
Korea Nuclear Partners Co., Ltd.		1,350	105	1,062	(150)
Korea Electric Power Corporation Fund		42,988	249	82	(730)
Energy Infra Asset Management Co., Ltd.		10,424	946	5,130	1,488
Daegu clean Energy Co., Ltd.		368	324	—	(1)
Yaksu ESS Co., Ltd.		6,584	5,022	217	(212)
Nepal Water & Energy Development Company Private Limited		109,321	41,093	—	(444)
Gwangyang Green Energy Co., Ltd.		28,634	24,095	—	(113)
PND solar Co., Ltd.		38,997	35,566	5,129	(121)
Hyundai Eco Energy Co., Ltd.		195,040	173,800	24,166	4,280
YeongGwang Yaksu Wind Electric Co., Ltd.		43,039	42,915	5,802	(637)
Green Energy Electricity Generation Co., Ltd.		53,934	56,533	—	(920)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2019 and 2020 are as follows, continued:

2020
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Korea Energy Solutions Co., Ltd.	￦	1,009	25	78	(280)
ITR Co., Ltd.		418	220	153	(66)
Structure test network Co., Ltd.		101	234	99	27
Namjeongsusang Solar Power Operation Co., Ltd.		63,041	62,488	1,128	(4,655)
Indeck Niles Development, LLC		772,124	738,826	—	(29,392)
Indeck Niles Asset Management, LLC		314	11	2,272	1,139
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		15,157	206	634	603
Suwon New Power Co., Ltd.		1,974	8	—	—
KPGE Inc.		1,021	32	354	5
Gwangbaek Solar Power Investment Co., Ltd.		339,223	329,298	13,192	(329)
Go deok Clean Energy Co., Ltd.		1,639	65	—	(1,382)
SureDataLab Co., Ltd.		400	47	303	(108)
SEP Co., Ltd.		164	100	—	(63)
Hankook Electric Power Information Co., Ltd.		1,163	613	1,208	390
Tronix Co., Ltd.		942	349	2,030	(6)
O2&B Global Co., Ltd.		233	125	285	(57)
Muan Sunshine Solar Power Plant Co., Ltd.		147,908	144,898	6,017	(2,365)
Bigeum Resident Photovoltaic Power Co., Ltd.		11,164	11,551	—	(309)
Jeju SolarOne Co., Ltd.		1,608	14	—	(4)
Goesan Solar Park Co., Ltd.		56,332	50,524	2,809	(262)
Saemangeum Heemang Photovoltaic Co., Ltd.		35,447	6,070	—	(1,943)
Bitgoel Eco Energy Co., Ltd.		100	—	—	—
Jeju Gimnyeong Wind Power Co., Ltd.		72,557	67,297	8,927	(1,576)
Seoroseoro Sunny Power Plant Co., Ltd.		1,182	—	—	—
Muan Solar Park Co., Ltd.		245,431	225,057	14,359	(966)
YuDang Solar Co., Ltd.		23,360	20,876	1,611	686
Anjwa Smart Farm & Solar City Co., Ltd.		295,570	271,396	1,900	(1,684)
Daewon Green Energy Co., Ltd.		15,370	122	—	(93)

<Joint ventures>
KEPCO-Uhde Inc.		208	11	—	(66)
Shuweihat Asia Power Investment B.V.		27,073	4	—	12,080
Shuweihat Asia Operation & Maintenance Company		1,960	38	2,689	1,953
Waterbury Lake Uranium L.P.		59,885	77	—	—
ASM-BG Investicii AD		80,261	43,861	13,355	5,150
RES Technology AD		67,232	35,372	8,381	2,102
KV Holdings, Inc.		6,013	—	27	1,449
KEPCO SPC Power Corporation		289,271	21,102	184,481	66,311

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2019 and 2020 are as follows, continued:

2020
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Gansu Datang Yumen Wind Power Co., Ltd.	￦	69,668	53,343	7,157	(4,295)
Datang Chifeng Renewable Power Co., Ltd.		747,990	276,796	119,955	39,439
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		182,342	76,018	26,378	2,914
Rabigh Electricity Company		2,294,880	1,898,701	293,722	94,927
Rabigh Operation & Maintenance Company Limited		28,666	19,133	26,268	7,318
Jamaica Public Service Company Limited		1,664,412	1,027,418	1,042,422	35,916
KW Nuclear Components Co., Ltd.		44,571	19,354	19,762	7,262
Busan Shinho Solar Power Co., Ltd.		39,266	17,754	7,296	2,652
Global Trade Of Power System Co., Ltd.		2,319	435	4,105	(96)
Expressway Solar-light Power Generation Co., Ltd.		14,801	4,816	2,298	144
Amman Asia Electric Power Company		725,101	456,346	20,586	33,608
KAPES, Inc.		127,418	95,322	167,201	10,908
Honam Wind Power Co., Ltd.		36,237	22,945	4,433	(220)
Jeongam Wind Power Co., Ltd.		89,829	78,279	9,757	412
Korea Power Engineering Service Co., Ltd.		24,162	5,674	9,435	1,538
Chun-cheon Energy Co., Ltd.		605,493	512,642	222,066	(24,597)
Yeonggwangbaeksu Wind Power Co., Ltd.		90,758	69,967	11,232	572
Nghi Son 2 Power LLC		2,207,764	2,474,324	819,706	108,832
Kelar S.A.		598,901	492,838	93,375	16,863
PT. Tanjung Power Indonesia		645,152	550,687	90,255	20,487
Incheon New Power Co., Ltd.		3,439	2,914	1,519	(670)
Seokmun Energy Co., Ltd.		227,539	176,457	33,677	(8,734)
Daehan Wind Power PSC		98,544	106,254	—	(765)
Barakah One Company		24,693,571	24,924,087	—	(4,520)
Nawah Energy Company		139,286	137,788	—	12
MOMENTUM		10,772	9,076	31,161	1,122
Daegu Green Power Co., Ltd.		549,034	469,126	221,382	290
Yeonggwang Wind Power Co., Ltd.		249,999	213,556	26,535	1,690
Chester Solar IV SpA		14,232	11,990	1,688	485
Chester Solar V SpA		4,674	4,313	588	150
Diego de Almagro Solar SpA		17,916	14,808	1,824	535
South Jamaica Power Company Limited		405,804	246,310	209,596	12,208
Daesan Green Energy Co., Ltd.		275,911	211,476	62,286	15,346
RE Holiday Holdings LLC		320,908	183,290	19,659	13,247
RE Pioneer Holdings LLC		236,565	137,287	12,410	8,821
RE Barren Ridge 1 Holdings LLC		194,643	87,171	10,679	(722)
RE Astoria 2 LandCo LLC		10,733	274	664	541
RE Barren Ridge LandCo LLC		3,776	82	266	223
Laurel SpA		13,529	11,496	1,704	702

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2019 and 2020 are as follows, continued:

2020
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd	￦	33,930	618	—	(191)
Chile Solar JV SpA		74,776	5,011	4,390	1,476
Taebaek Gadeoksan Wind Power Co., Ltd.		142,731	114,487	10,587	2,411
Cheong-Song Noraesan Wind Power Co., Ltd.		55,460	43,771	7,411	2,039
Chester Solar I SpA		12,795	9,713	1,111	824
Solar Philippines Calatagan Corporation		97,947	47,098	23,182	15,249
Saemangeum Solar Power Co., Ltd.		34,363	4,180	—	(532)
Chungsongmeon BongSan wind power Co., Ltd.		64,341	56,264	—	(1,206)
Jaeun Resident Wind Power Plant Co., Ltd.		63,940	56,371	—	(645)
DE Energia SpA		48,327	54,934	3,789	(21,087)
Dangjin Eco Power Co., Ltd.		97,834	23,769	3,953	565
Haemodum Solar Co., Ltd.		19,041	12,786	1,188	286
Yangyang Wind Power Co., Ltd.		20,917	33	—	(572)
Horus Solar, S.A. De C.V.		181,432	182,674	—	(13,285)
Recursos Solares PV De Mexico II, S.A. De C.V.		81,257	71,295	—	243
Sunmex Renovables, S.A. De C.V.		7,781	6,204	—	(309)
Stavro Holding II A.B.		46,394	9	—	(782)
Solaseado Solar Power Co., Ltd.		349,855	327,865	43,782	7,443
Yeongam Solar Power Co., Ltd.		312,960	285,231	17,347	(3,324)
Samsu Wind Power Co., Ltd.		59,597	45,877	—	243
Pulau Indah Power Plant Sdn. Bhd.		31,538	9,293	—	(894)
Sam-Yang Photovoltaic Power Co., Ltd.		55,345	44,049	2,769	592
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		73,573	39	1,770	8,989
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,932	11	6	478
PT Barito Wahana Tenaga		205,894	—	—	28,631
Cheongna Energy Co., Ltd.		341,478	335,736	78,387	5,995
Naepo Green Energy Co., Ltd.		152,003	159,805	7,056	(28,043)
DAYONE ENERGY Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)		441,875	496,355	93,832	30,269
OneEnergy Asia Limited		78,005	150	—	(578)
KAS INVESTMENT I LLC		78,410	—	—	—
KAS INVESTMENT II LLC		78,096	—	—	—
Energyco LLC		3,425	563	—	(2,856)
CAES, LLC		40,840	—	—	(1,656)
Hapcheon Floating Photovoltaic Power Plant Inc.		9,708	—	—	—
Busan Industrial Solar Power Co., Ltd.		15,283	14,499	19	(485)
Bitsolar Energy Co., Ltd.		144,758	149,561	—	(6,116)

(*1) The loss for the year ended December 31, 2020 is reduced by the associate entity’s net income (loss) attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2019 and 2020 are as follows:

2019
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Korea Gas Corporation	￦	8,146,521	21.57%	1,757,205	—	—	(63,238)	1,693,967
Korea Electric Power Industrial Development Co., Ltd.		87,562	29.00%	25,393	—	—	—	25,393
YTN Co., Ltd.		185,488	21.43%	39,747	—	—	—	39,747
Cheongna Energy Co., Ltd.		(254)	43.90%	(112)	2,584	(1,061)	—	1,411
Gangwon Wind Power Co., Ltd.		81,854	15.00%	12,278	49	—	—	12,327
Hyundai Green Power Co., Ltd.		428,459	29.00%	124,253	—	—	—	124,253
Korea Power Exchange		260,757	100.00%	260,757	—	—	(1,858)	258,899
Hyundai Energy Co., Ltd.		(84,702)	46.30%	(39,217)	—	(954)	40,171	—
Ecollite Co., Ltd.		1,534	36.10%	554	—	—	(554)	—
Taebaek Wind Power Co., Ltd.		28,155	25.00%	7,039	—	—	—	7,039
Taebaek Guinemi Wind Power Co., Ltd.		10,214	25.00%	2,553	—	—	—	2,553
Pyeongchang Wind Power Co., Ltd.		23,508	25.00%	5,877	—	—	—	5,877
Daeryun Power Co., Ltd.		289,789	9.34%	27,066	—	—	(819)	26,247
Changjuk Wind Power Co., Ltd.		28,399	30.00%	8,520	—	—	—	8,520
KNH Solar Co., Ltd.		8,824	27.00%	2,382	—	—	—	2,382
SPC Power Corporation		228,085	38.00%	86,672	—	—	(23,089)	63,583
Gemeng International Energy Co., Ltd.		1,973,217	34.00%	670,896	—	—	—	670,896
PT. Cirebon Electric Power		448,818	27.50%	123,425	—	—	—	123,425
KNOC Nigerian East Oil Co., Ltd.		(75,959)	14.63%	(11,113)	—	—	11,113	—
KNOC Nigerian West Oil Co., Ltd.		(69,811)	14.63%	(10,213)	—	—	10,213	—
PT Wampu Electric Power		63,815	46.00%	29,355	—	—	—	29,355
PT. Bayan Resources TBK		680,061	20.00%	136,012	385,508	—	(76,379)	445,141
S-Power Co., Ltd.		239,597	49.00%	117,403	—	(1,619)	—	115,784
Pioneer Gas Power Limited		(58,340)	38.50%	(22,459)	22,278	—	181	—
Eurasia Energy Holdings		(464)	40.00%	(186)	—	—	186	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		296,102	25.00%	74,026	305	(1,106)	(290)	72,935
Hadong Mineral Fiber Co., Ltd.		(28)	8.33%	(2)	—	—	2	—
Green Biomass Co., Ltd.		1,379	7.85%	108	—	—	—	108
PT. Mutiara Jawa		4,959	29.00%	1,438	—	—	—	1,438
Samcheok Eco Materials Co., Ltd.		23,416	25.54%	5,980	—	—	(5,980)	—
Noeul Green Energy Co., Ltd.		22,792	29.00%	6,610	—	—	—	6,610
Naepo Green Energy Co., Ltd.		(22,275)	41.67%	(9,281)	2	—	9,279	—
Goseong Green Power Co., Ltd.		221,848	1.12%	2,474	—	(134)	—	2,340
Gangneung Eco Power Co., Ltd.		158,490	1.61%	2,553	—	(123)	—	2,430
Shin Pyeongtaek Power Co., Ltd.		174,280	40.00%	69,712	12,800	(15,556)	—	66,956
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		761	28.00%	213	—	—	2	215
Dongducheon Dream Power Co., Ltd.		267,746	34.01%	91,060	1,757	(3,688)	(12,582)	76,547
Jinbhuvish Power Generation Pvt. Ltd.		50,871	5.16%	2,625	—	—	(2,625)	—
Daejung Offshore Wind Power Co., Ltd.		4,731	49.90%	2,361	—	—	—	2,361
GS Donghae Electric Power Co., Ltd.		752,891	34.00%	255,983	—	—	—	255,983
Daegu Photovoltaic Co., Ltd.		7,101	29.00%	2,060	—	—	—	2,060
Busan Green Energy Co., Ltd.		36,680	29.00%	10,637	—	—	—	10,637
Gunsan Bio Energy Co., Ltd.		(17,448)	18.87%	(3,292)	—	—	3,292	—
Korea Electric Vehicle Charging Service		3,797	28.00%	1,063	—	—	—	1,063

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2019 and 2020 are as follows, continued:

2019
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
Korea Nuclear Partners Co., Ltd.	￦	553	29.00%	160	—	—	(160)	—
Korea Electric Power Corporation Fund		41,923	98.09%	41,122	—	—	4	41,126
Energy Infra Asset Management Co., Ltd.		7,991	9.90%	791	—	—	—	791
Daegu clean Energy Co., Ltd.		48	28.00%	13	—	—	—	13
Yaksu ESS Co., Ltd.		1,774	29.00%	514	2	—	—	516
Nepal Water & Energy Development Company Private Limited		51,526	58.59%	30,173	972	—	—	31,145
Gwangyang Green Energy Co., Ltd.		4,652	20.00%	930	18	—	—	948
PND solar Co., Ltd.		3,415	29.00%	990	154	—	—	1,144
Hyundai Eco Energy Co., Ltd.		18,773	19.00%	3,567	214	—	—	3,781
YeongGwang Yaksu Wind Electric Co., Ltd		894	9.63%	86	300	—	—	386
Green Energy Electricity Generation Co., Ltd.		(2,123)	29.00%	(616)	779	—	—	163
Korea Energy Solutions Co., Ltd.		1,267	20.00%	253	6	—	—	259
ITR Co., Ltd.		162	20.00%	32	1	—	—	33
Structure test network Co., Ltd.		(160)	20.00%	(32)	53	—	—	21
Namjeongsusang Solar Power Operation Co., Ltd.		5,285	15.00%	793	19	—	—	812
Indeck Niles Development, LLC		49,291	50.00%	24,646	—	—	(24,646)	—
Indeck Niles Asset Management, LLC		262	33.33%	87	—	—	—	87
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		14,544	49.00%	7,126	—	—	—	7,126
Suwon New Power Co., Ltd.		2,000	33.11%	662	—	—	136	798
KPGE Inc.		984	29.00%	285	—	—	2	287
Gwangbaek Solar Power Investment Co., Ltd.		10,401	19.00%	1,976	78	—	—	2,054
Go deok Clean Energy Co., Ltd.		3,000	61.00%	1,830	—	—	—	1,830

<Joint ventures>
KEPCO-Uhde Inc.		263	50.80%	134	—	—	—	134
Shuweihat Asia Power Investment B.V.		37,384	49.00%	18,318	—	—	—	18,318
Shuweihat Asia Operation & Maintenance Company		2,560	55.00%	1,408	—	—	—	1,408
Waterbury Lake Uranium L.P.		61,544	33.41%	20,562	—	—	—	20,562
ASM-BG Investicii AD		38,752	50.00%	19,376	—	—	—	19,376
RES Technology AD		32,496	50.00%	16,248	—	—	—	16,248
KV Holdings, Inc.		6,101	40.00%	2,441	—	—	—	2,441
KEPCO SPC Power Corporation		285,631	75.20%	214,794	—	—	—	214,794
Gansu Datang Yumen Wind Power Co., Ltd.		20,372	40.00%	8,149	—	—	—	8,149
Datang Chifeng Renewable Power Co., Ltd.		463,269	40.00%	185,307	—	—	—	185,307
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		102,561	40.00%	41,024	—	—	—	41,024
Rabigh Electricity Company		438,372	40.00%	175,349	—	(65,450)	(803)	109,096

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2019 and 2020 are as follows, continued:

2019
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
Rabigh Operation & Maintenance Company Limited	￦	17,198	40.00%	6,879	—	—	—	6,879
Jamaica Public Service Company Limited		602,440	40.00%	240,976	(80,161)	—	92,792	253,607
KW Nuclear Components Co., Ltd.		20,506	45.00%	9,228	—	—	(176)	9,052
Busan Shinho Solar Power Co., Ltd.		20,181	25.00%	5,045	—	—	—	5,045
Global Trade Of Power System Co., Ltd.		1,968	29.00%	571	—	—	—	571
Expressway Solar-light Power Generation Co., Ltd.		9,941	29.00%	2,883	—	—	—	2,883
Amman Asia Electric Power Company		320,274	60.00%	192,164	—	—	—	192,164
KAPES, Inc.		21,238	51.00%	10,832	—	—	—	10,832
Honam Wind Power Co., Ltd.		14,977	29.00%	4,343	32	—	—	4,375
Jeongam Wind Power Co., Ltd.		11,093	40.00%	4,437	—	—	—	4,437
Korea Power Engineering Service Co., Ltd.		16,902	29.00%	4,902	—	—	—	4,902
Chun-cheon Energy Co., Ltd.		117,448	29.90%	35,117	—	—	(245)	34,872
Yeonggwangbaeksu Wind Power Co., Ltd.		20,230	15.00%	3,035	5	—	—	3,040
Nghi Son 2 Power LLC		(205,650)	50.00%	(102,825)	—	—	102,825	—
Kelar S.A.		104,298	65.00%	67,794	2,668	—	—	70,462
PT. Tanjung Power Indonesia		98,078	35.00%	34,327	—	—	—	34,327
Incheon New Power Co., Ltd.		1,196	29.00%	347	—	—	(347)	—
Seokmun Energy Co., Ltd.		59,799	29.00%	17,342	—	—	—	17,342
Daehan Wind Power PSC		3,514	50.00%	1,757	—	—	—	1,757
Barakah One Company		(215,789)	18.00%	(38,842)	—	(77,254)	116,096	—
Nawah Energy Company		1,582	18.00%	285	—	—	—	285
MOMENTUM		1,659	33.33%	553	—	—	—	553
Daegu Green Power Co., Ltd.		79,501	54.24%	43,124	84	—	(20,384)	22,824
Yeonggwang Wind Power Co., Ltd.		37,249	46.00%	17,135	492	—	—	17,627
Chester Solar IV SpA		1,364	45.00%	614	58	—	—	672
Chester Solar V SpA		52	45.00%	23	123	—	—	146
Diego de Almagro Solar SpA		2,083	45.00%	937	98	—	—	1,035
South Jamaica Power Company Limited		69,318	20.00%	13,863	—	—	—	13,863
Daesan Green Energy Co., Ltd.		49,091	35.00%	17,182	—	—	—	17,182
RE Holiday Holdings LLC		84,140	50.00%	42,070	—	—	—	42,070
RE Pioneer Holdings LLC		62,313	50.00%	31,156	—	—	—	31,156
RE Barren Ridge 1 Holdings LLC		85,833	50.00%	42,916	—	—	—	42,916
RE Astoria 2 LandCo LLC		11,205	50.00%	5,602	—	—	—	5,602
RE Barren Ridge LandCo LLC		3,932	50.00%	1,966	—	—	—	1,966
Laurel SpA		903	45.00%	406	189	—	—	595
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		32,458	12.37%	4,015	9	—	—	4,024
Chile Solar JV SpA		69,717	50.00%	34,859	—	—	—	34,859
Taebaek Gadeoksan Wind Power Co., Ltd.		20,770	37.78%	7,846	—	—	—	7,846
Cheong-Song Noraesan Wind Power Co., Ltd.		10,278	29.01%	2,982	61	—	—	3,043
Chester Solar I SpA		2,017	45.00%	908	249	—	—	1,157

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2019 and 2020 are as follows, continued:

2019
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
Solar Philippines Calatagan Corporation	￦	50,621	38.00%	19,236	29,694	—	—	48,930
Saemangeum Solar Power Co., Ltd.		10,470	81.00%	8,481	—	—	(157)	8,324
Chungsongmeon BongSan wind power Co., Ltd.		3,387	29.00%	982	1,782	—	—	2,764
Jaeun Resident Wind Power Plant Co., Ltd.		7,579	29.00%	2,198	—	—	—	2,198
DE Energia SpA		13,988	49.00%	6,854	—	—	1,811	8,665
Dangjin Eco Power Co., Ltd. (newly)		74,471	34.00%	25,320	341	—	—	25,661
Haemodum Solar Co., Ltd.		6,000	49.00%	2,940	—	—	—	2,940
Yangyang Wind Power Co., Ltd.		10,764	99.54%	10,714	86	—	—	10,800
Horus Solar, S.A. De C.V.		2,063	14.95%	308	3,095	—	—	3,403
Recursos Solares PV De Mexico II, S.A. De C.V.		963	14.95%	144	528	—	—	672
Sunmex Renovables, S.A. De C.V.		999	14.95%	149	73	—	—	222
Stavro Holding II A.B.		28,128	20.00%	5,625	—	—	—	5,625

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

2020
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Korea Gas Corporation	￦	7,735,156	22.02%	1,703,281	—	—	(55,956)	1,647,325
Korea Electric Power Industrial Development Co., Ltd.		88,379	29.00%	25,630	—	—	—	25,630
YTN Co., Ltd.		189,228	21.43%	40,549	—	—	—	40,549
Gangwon Wind Power Co., Ltd.		75,961	15.00%	11,394	49	—	—	11,443
Hyundai Green Power Co., Ltd.		457,842	29.00%	132,774	—	—	—	132,774
Korea Power Exchange		269,122	100.00%	269,122	—	—	—	269,122
Taebaek Wind Power Co., Ltd.		25,568	25.00%	6,392	—	—	—	6,392
Taebaek Guinemi Wind Power Co., Ltd.		12,349	25.00%	3,087	—	—	—	3,087
Pyeongchang Wind Power Co., Ltd.		20,107	25.00%	5,027	—	—	—	5,027
Daeryun Power Co., Ltd.		290,931	9.34%	27,173	—	—	(820)	26,353
Changjuk Wind Power Co., Ltd.		26,223	30.00%	7,867	—	—	—	7,867
KNH Solar Co., Ltd.		9,021	27.00%	2,436	—	—	—	2,436
SPC Power Corporation		237,757	38.00%	90,348	—	—	(20,436)	69,912
Gemeng International Energy Co., Ltd.		1,999,144	34.00%	679,709	—	—	(1)	679,708
PT. Cirebon Electric Power		428,405	27.50%	117,811	—	—	—	117,811
KNOC Nigerian East Oil Co., Ltd.		(71,521)	14.63%	(10,464)	—	—	10,464	—
KNOC Nigerian West Oil Co., Ltd.		(65,740)	14.63%	(9,618)	—	—	9,618	—
PT Wampu Electric Power		60,577	46.00%	27,865	—	—	—	27,865
PT. Bayan Resources TBK		749,744	20.00%	149,949	351,662	—	(76,377)	425,234
S-Power Co., Ltd.		228,168	49.00%	111,802	—	(1,510)	—	110,292
Pioneer Gas Power Limited		(99,446)	38.50%	(38,284)	22,278	—	16,006	—
Eurasia Energy Holdings		(437)	40.00%	(175)	—	—	175	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2019 and 2020 are as follows, continued:

2020
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
Xe-Pian Xe-Namnoy Power Co., Ltd.	￦	262,658	25.00%	65,665	305	(1,110)	(290)	64,570
Hadong Mineral Fiber Co., Ltd.		(28)	8.33%	(2)	—	—	2	—
PT. Mutiara Jawa		6,138	29.00%	1,780	—	—	—	1,780
Samcheok Eco Materials Co., Ltd.		23,426	25.54%	5,983	—	—	(5,983)	—
Noeul Green Energy Co., Ltd.		14,472	29.00%	4,197	—	—	—	4,197
Goseong Green Power Co., Ltd.		208,361	1.12%	2,324	—	(138)	—	2,186
Gangneung Eco Power Co., Ltd.		154,904	1.61%	2,496	—	(128)	—	2,368
Shin Pyeongtaek Power Co., Ltd.		206,281	40.00%	82,512	3,559	(16,480)	—	69,591
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		743	28.00%	208	—	—	2	210
Dongducheon Dream Power Co., Ltd.		278,714	34.01%	94,791	1,757	(3,329)	(12,582)	80,637
Jinbhuvish Power Generation Pvt. Ltd.		46,577	5.16%	2,403	—	—	(2,403)	—
Daejung Offshore Wind Power Co., Ltd.		4,647	46.59%	2,165	—	—	—	2,165
GS Donghae Electric Power Co., Ltd.		718,900	34.00%	244,426	—	—	—	244,426
Daegu Photovoltaic Co., Ltd.		7,125	29.00%	2,066	—	—	—	2,066
Busan Green Energy Co., Ltd.		30,266	29.00%	8,777	—	—	1	8,778
Gunsan Bio Energy Co., Ltd.		(18,982)	18.87%	(3,582)	—	—	3,582	—
Korea Electric Vehicle Charging Service		2,057	28.00%	576	—	—	—	576
Korea Nuclear Partners Co., Ltd.		1,245	28.98%	361	—	—	(161)	200
Korea Electric Power Corporation Fund		42,739	98.09%	41,923	—	—	3	41,926
Energy Infra Asset Management Co., Ltd.		9,478	9.90%	938	—	—	—	938
Daegu clean Energy Co., Ltd.		44	28.00%	12	—	—	—	12
Yaksu ESS Co., Ltd.		1,562	29.00%	453	1	—	—	454
Nepal Water & Energy Development Company Private Limited		68,228	58.59%	39,975	971	—	1,731	42,677
Gwangyang Green Energy Co., Ltd.		4,539	20.00%	908	18	—	—	926
PND solar Co., Ltd.		3,431	29.00%	995	154	—	—	1,149
Hyundai Eco Energy Co., Ltd.		21,240	19.00%	4,036	214	—	—	4,250
YeongGwang Yaksu Wind Electric Co., Ltd.		124	9.63%	12	300	—	—	312
Green Energy Electricity Generation Co., Ltd.		(2,599)	29.00%	(754)	779	—	—	25
Korea Energy Solutions Co., Ltd.		984	20.00%	197	—	—	—	197
ITR Co., Ltd.		198	20.00%	40	1	—	(1)	40
Structure test network Co., Ltd.		(133)	20.00%	(27)	54	—	—	27
Namjeongsusang Solar Power Operation Co., Ltd.		553	15.00%	83	20	—	—	103
Indeck Niles Development, LLC		33,298	24.08%	8,017	12,610	—	—	20,627
Indeck Niles Asset Management, LLC		303	33.33%	101	—	—	—	101
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		14,951	49.00%	7,326	—	—	—	7,326
Suwon New Power Co., Ltd.		1,966	33.11%	651	—	267	136	1,054
KPGE Inc.		989	29.00%	287	—	—	—	287
Gwangbaek Solar Power Investment Co., Ltd.		9,925	44.00%	4,367	315	—	—	4,682
Go deok Clean Energy Co., Ltd.		1,574	61.00%	960	—	—	—	960
SureDataLab Co., Ltd.		353	23.95%	85	—	—	—	85
SEP Co., Ltd.		64	21.26%	14	—	—	—	14
Hankook Electric Power Information Co., Ltd.		550	25.25%	139	—	—	—	139

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2019 and 2020 are as follows, continued:

2020
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
Tronix Co., Ltd.	￦	593	20.00%	119	—	—	—	119
O2&B Global Co., Ltd.		108	20.00%	22	—	—	—	22
Muan Sunshine Solar Power Plant Co., Ltd.		3,010	20.00%	602	494	—	—	1,096
Bigeum Resident Photovoltaic Power Co., Ltd.		(387)	29.90%	(116)	—	—	116	—
Jeju SolarOne Co., Ltd.		1,594	10.00%	159	—	—	—	159
Goesan Solar Park Co., Ltd.		5,808	29.00%	1,684	—	—	—	1,684
Saemangeum Heemang Photovoltaic Co., Ltd.		29,377	35.00%	10,282	740	—	—	11,022
Bitgoel Eco Energy Co., Ltd.		100	29.00%	29	—	—	—	29
Jeju Gimnyeong Wind Power Co., Ltd.		5,260	30.00%	1,578	—	—	—	1,578
Seoroseoro Sunny Power Plant Co., Ltd.		1,182	19.46%	230	—	—	—	230
Muan Solar Park Co., Ltd.		20,374	19.00%	3,871	309	—	—	4,180
YuDang Solar Co., Ltd.		2,484	20.00%	497	—	—	(137)	360
Anjwa Smart Farm & Solar City Co., Ltd.		24,174	19.50%	4,714	796	—	—	5,510
Daewon Green Energy Co., Ltd.		15,248	25.36%	3,866	44	—	—	3,910

<Joint ventures>
KEPCO-Uhde Inc.		197	50.80%	100	—	—	—	100
Shuweihat Asia Power Investment B.V.		27,069	49.00%	13,264	—	—	—	13,264
Shuweihat Asia Operation & Maintenance Company		1,922	55.00%	1,057	—	—	—	1,057
Waterbury Lake Uranium L.P.		59,808	33.10%	19,797	—	—	—	19,797
ASM-BG Investicii AD		36,400	50.00%	18,200	—	—	—	18,200
RES Technology AD		31,860	50.00%	15,930	—	—	—	15,930
KV Holdings, Inc.		6,013	40.00%	2,405	—	—	—	2,405
KEPCO SPC Power Corporation		268,169	75.20%	201,663	—	—	—	201,663
Gansu Datang Yumen Wind Power Co., Ltd.		16,325	40.00%	6,530	—	—	—	6,530
Datang Chifeng Renewable Power Co., Ltd.		471,194	40.00%	188,478	—	—	—	188,478
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		106,324	40.00%	42,530	—	—	—	42,530
Rabigh Electricity Company		396,179	40.00%	158,472	—	(60,511)	(804)	97,157
Rabigh Operation & Maintenance Company Limited		9,533	40.00%	3,813	—	—	—	3,813
Jamaica Public Service Company Limited		636,994	40.00%	254,798	29,357	—	(17,934)	266,221
KW Nuclear Components Co., Ltd.		25,217	45.00%	11,348	—	—	(177)	11,171
Busan Shinho Solar Power Co., Ltd.		21,512	25.00%	5,378	—	—	—	5,378
Global Trade Of Power System Co., Ltd.		1,884	29.00%	546	—	—	—	546
Expressway Solar-light Power Generation Co., Ltd.		9,985	29.00%	2,896	—	—	—	2,896
Amman Asia Electric Power Company		268,755	60.00%	161,253	—	—	—	161,253
KAPES, Inc.		32,096	51.00%	16,369	—	(19,567)	3,198	—
Honam Wind Power Co., Ltd.		13,292	29.00%	3,855	32	—	—	3,887
Jeongam Wind Power Co., Ltd.		11,550	40.00%	4,620	—	—	—	4,620
Korea Power Engineering Service Co., Ltd.		18,488	29.00%	5,362	—	—	—	5,362
Chun-cheon Energy Co., Ltd.		92,851	29.90%	27,762	3	—	(247)	27,518
Yeonggwangbaeksu Wind Power Co., Ltd.		20,791	15.00%	3,119	5	—	—	3,124
Nghi Son 2 Power LLC		(266,560)	50.00%	(133,280)	—	—	133,280	—
Kelar S.A.		106,063	65.00%	68,941	2,508	—	—	71,449

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2019 and 2020 are as follows, continued:

2020
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
PT. Tanjung Power Indonesia	￦	94,465	35.00%	33,063	—	—	—	33,063
Incheon New Power Co., Ltd.		525	29.00%	152	—	—	(152)	—
Seokmun Energy Co., Ltd.		51,082	29.00%	14,814	—	—	—	14,814
Daehan Wind Power PSC		(7,710)	50.00%	(3,855)	—	—	3,855	—
Barakah One Company		(230,516)	18.00%	(41,493)	—	(27,845)	69,338	—
Nawah Energy Company		1,498	18.00%	270	—	—	—	270
MOMENTUM		1,696	33.33%	565	—	—	—	565
Daegu Green Power Co., Ltd.		79,908	54.24%	43,342	84	—	(20,381)	23,045
Yeonggwang Wind Power Co., Ltd.		36,443	46.00%	16,764	492	—	—	17,256
Chester Solar IV SpA		2,242	45.00%	1,009	55	—	—	1,064
Chester Solar V SpA		361	45.00%	162	115	—	—	277
Diego de Almagro Solar SpA		3,108	45.00%	1,399	91	—	—	1,490
South Jamaica Power Company Limited		159,494	20.00%	31,899	—	—	(2)	31,897
Daesan Green Energy Co., Ltd.		64,435	35.00%	22,552	—	—	—	22,552
RE Holiday Holdings LLC		137,618	50.00%	68,809	—	—	—	68,809
RE Pioneer Holdings LLC		99,278	50.00%	49,639	—	—	—	49,639
RE Barren Ridge 1 Holdings LLC		107,472	50.00%	53,736	—	—	(49,270)	4,466
RE Astoria 2 LandCo LLC		10,459	50.00%	5,230	—	—	—	5,230
RE Barren Ridge LandCo LLC		3,694	50.00%	1,847	—	—	—	1,847
Laurel SpA		2,033	45.00%	915	177	—	—	1,092
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		33,312	12.37%	4,121	8	—	—	4,129
Chile Solar JV SpA		69,765	50.00%	34,883	—	—	—	34,883
Taebaek Gadeoksan Wind Power Co., Ltd.		28,244	47.31%	13,362	—	—	—	13,362
Cheong-Song Noraesan Wind Power Co., Ltd.		11,689	29.01%	3,391	61	—	1	3,453
Chester Solar I SpA		3,082	45.00%	1,387	234	—	—	1,621
Solar Philippines Calatagan Corporation		50,849	38.00%	19,323	29,694	—	—	49,017
Saemangeum Solar Power Co., Ltd.		30,183	81.00%	24,450	(158)	—	—	24,292
Chungsongmeon BongSan wind power Co., Ltd.		8,077	29.00%	2,342	1,782	—	—	4,124
Jaeun Resident Wind Power Plant Co., Ltd.		7,569	29.00%	2,195	—	—	—	2,195
DE Energia SpA		(6,607)	49.00%	(3,237)	—	—	11,424	8,187
Dangjin Eco Power Co., Ltd.		74,065	34.00%	25,182	341	—	—	25,523
Haemodum Solar Co., Ltd.		6,255	49.00%	3,065	—	—	—	3,065
Yangyang Wind Power Co., Ltd.		20,884	50.00%	10,442	43	—	—	10,485
Horus Solar, S.A. De C.V.		(1,242)	14.95%	(186)	3,580	—	—	3,394
Recursos Solares PV De Mexico II, S.A. De C.V.		9,962	14.95%	1,489	2,171	—	—	3,660
Sunmex Renovables, S.A. De C.V.		1,577	14.95%	236	4	—	—	240
Stavro Holding II A.B.		46,385	20.00%	9,277	—	—	—	9,277
Solaseado Solar Power Co., Ltd.		21,990	38.90%	8,554	1,361	—	—	9,915
Yeongam Solar Power Co., Ltd.		27,729	19.00%	5,269	773	—	—	6,042
Samsu Wind Power Co., Ltd.		13,720	19.00%	2,607	—	—	—	2,607
Pulau Indah Power Plant Sdn. Bhd.		22,245	25.00%	5,561	5,643	—	—	11,204
Sam-Yang Photovoltaic Power Co., Ltd.		11,296	49.00%	5,535	—	—	—	5,535
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		73,534	29.53%	21,715	—	—	527	22,242

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2019 and 2020 are as follows, continued:

2020
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream	￦	17,921	90.00%	16,129	—	—	—	16,129
PT Barito Wahana Tenaga		205,894	30.61%	63,029	—	—	—	63,029
Cheongna Energy Co., Ltd.		5,742	50.10%	2,877	3,137	(1,074)	—	4,940
Naepo Green Energy Co., Ltd.		(7,802)	29.20%	(2,278)	—	—	2,278	—
DAYONE ENERGY Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)		(54,480)	46.30%	(25,224)	—	(923)	26,147	—
OneEnergy Asia Limited		77,855	40.00%	31,142	25,512	—	—	56,654
KAS INVESTMENT I LLC		78,410	29.89%	23,437	—	—	—	23,437
KAS INVESTMENT II LLC		78,096	29.89%	23,343	—	—	—	23,343
Energyco LLC		2,862	29.00%	830	829	—	—	1,659
CAES, LLC		40,840	36.00%	14,702	2,924	—	—	17,626
Hapcheon Floating Photovoltaic Power Plant Inc.		9,708	19.47%	1,890	—	—	—	1,890
Busan Industrial Solar Power Co., Ltd.		784	28.02%	220	290	—	—	510
Bitsolar Energy Co., Ltd.		(4,803)	27.10%	(1,302)	1,654	—	—	352

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

(6)	As of December 31, 2019, and 2020, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

		2019		2020
		Unrecognized equity interest	Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
		In millions of won
Hadong Mineral Fiber Co., Ltd.	￦	—	2	—	2
Eurasia Energy Holdings		6	185	(10)	175
Gunsan Bio Energy Co., Ltd.		1,090	3,292	290	3,582
Daehan Wind Power PSC		—	—	3,855	3,855
DAYONE Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)		12,890	38,731	(14,035)	24,696
Nghi Son 2 Power LLC		61,165	102,824	30,456	133,280
Samcheok Eco Materials Co., Ltd.		(497)	788	(3)	785
Naepo Green Energy Co., Ltd.		9,281	9,281	(7,003)	2,278
Barakah One Company		116,096	116,096	(46,758)	69,338
Pioneer Gas Power Limited		114	114	15,824	15,938
Incheon New Power Co., Ltd.		—	—	194	194
Bigeum Resident Photovoltaic Power Co., Ltd.		—	—	116	116
KAPES, Inc.		—	—	3,198	3,198

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2020, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.

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

(ii)	Taebaek Wind Power Co., Ltd.

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

(iii)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Company acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation. The Company is under agreement of O&M with the entity. Pursuant to the agreement, the Company guarantees a certain level of utilization rate and it is obligated to pay the penalty in the event of suspension in power generating.

(iv)	Daeryun Power Co., Ltd.

The Company reserves the right to participate in the transfer of shares in Daeryun Power Co., Ltd. on the same terms as Daeryun E&S Co., Ltd., if Daeryun E&S Co., Ltd. wishes to transfer its shares in Daeryun Power Co., Ltd.

(v)	Jeongam Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Jeongam Wind Power Co., Ltd. after the construction of the power plant has been completed, the Company is obligated to acquire those shares at fair value.

(vi)	Daegu Green Power Co., Ltd.

The Company has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investors at the yield-based transfer amount agreed with the shareholders. The Company can exercise its right 5, 10 and 13 years after the date of the investment.

The Company has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co. at the yield-based transfer amount agreed with the shareholders.

(vii)	Yeonggwang Wind Power Co., Ltd.

In case the Company intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2020, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(viii)	Chester Solar I SpA

According to the shareholders’ agreement, the Company has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(ix)	Chester Solar IV SpA

According to the shareholders’ agreement, the Company has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(x)	Chester Solar V SpA

According to the shareholders’ agreement, the Company has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(xi)	Diego de Almagro Solar SpA

According to the shareholders’ agreement, the Company has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(xii)	Laurel SpA

According to the shareholders’ agreement, the Company has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(xiii)	Samcheok Eco Materials Co., Ltd.

For Samcheok Eco Materials Co., Ltd., ordinary shareholders have the right to buy the shares of preferred shareholders if preferred shareholders intend to sell their preferred stock until December 26, 2023, and ordinary shareholders shall guarantee the investment principle of preferred shareholders.

(xiv)	Hyundai Green Power Co., Ltd.

As of December 31, 2020, the Company has call option against the financial investors (Korea Development Bank and others) and also has an obligation to sell its shares in Hyundai Green Power Co., Ltd. when claimed by the financial investors at certain period of time in the future. Also, at certain period of time in the future, the Company has put option against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Group”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares upon request from Hyundai Steel Group.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures as of December 31, 2020 are as follows:

Company	Nature and extent of any significant restrictions
Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of the stakeholders.

Daeryun Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior consent of the majority of major stakeholders.

KNH Solar Co., Ltd.	Principals and interests on subordinated loans or dividends to shareholders cannot be paid without written consent of financial institutions. Also, shares cannot be wholly or partially transferred without the consent of other shareholders.

Jeongam Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and reimbursement to the lender can be restricted depending on the priority of the loans. Also, Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Naepo Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Solaseado Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures as of December 31, 2020 are as follows, continued:

Company	Nature and extent of any significant restrictions

KPGE Inc.	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Diego de Almagro Solar Spa	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Shinho Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures as of December 31, 2020 are as follows, continued:

Company	Nature and extent of any significant restrictions

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the collateralized debt is fully repaid.

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

DE Energia SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy supply certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Bitsolar Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of December 31, 2019 and 2020 are as follows:

		2019
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
		In millions of won
Land	￦	13,848,063	(21,817)	—	—	13,826,246
Buildings		20,756,351	(61,920)	(8,305,683)	(4,962)	12,383,786
Structures		70,900,343	(186,554)	(25,711,840)	(9,633)	44,992,316
Machinery		89,224,339	(158,907)	(38,865,392)	(451,647)	49,748,393
Ships		3,104	—	(2,903)	—	201
Vehicles		309,829	(2,275)	(239,128)	(116)	68,310
Equipment		1,716,210	(241)	(1,342,053)	(42)	373,874
Tools		1,098,127	(403)	(934,023)	(40)	163,661
Construction-in- progress		28,584,806	(61,211)	—	(165,336)	28,358,259
Right-of-use assets		7,574,010	—	(2,790,437)	—	4,783,573
Asset retirement costs		11,690,188	—	(4,169,238)	(146,423)	7,374,527
Others		12,955,782	—	(10,327,101)	—	2,628,681

	￦	258,661,152	(493,328)	(92,687,798)	(778,199)	164,701,827

		2020
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
		In millions of won
Land	￦	13,970,098	(23,475)	—	(26,772)	13,919,851
Buildings		21,773,824	(57,231)	(9,150,218)	(7,074)	12,559,301
Structures		74,136,523	(180,009)	(27,864,461)	(13,207)	46,078,846
Machinery		94,295,027	(157,785)	(43,740,838)	(515,402)	49,881,002
Ships		2,482	—	(2,227)	—	255
Vehicles		338,386	(632)	(259,288)	(115)	78,351
Equipment		1,895,528	(227)	(1,487,643)	(42)	407,616
Tools		1,195,721	(239)	(1,003,295)	(39)	192,148
Construction-in-progress		31,121,255	(79,126)	—	(157,530)	30,884,599
Right-of-use assets		7,905,214	—	(3,363,048)	—	4,542,166
Asset retirement costs		12,260,732	—	(4,701,138)	(146,423)	7,413,171
Others		13,979,980	—	(11,227,899)	—	2,752,081

	￦	272,874,770	(498,724)	(102,800,055)	(866,604)	168,709,387

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2019 and 2020 are as follows:

		2019
		Beginning balance	Effect of change in accounting policy	Acquisition	Disposal	Depreciation	Impairment (*1,*4)	Others (*2,*3)	Ending balance
		In millions of won
Land	￦	13,554,292	—	40,752	(29,205)	—	(25,626)	307,850	13,848,063
(Government grants)		(21,968)	—	—	151	—	—	—	(21,817)
Buildings		11,933,691	—	3,195	(23,409)	(821,680)	(1,293)	1,355,202	12,445,706
(Government grants)		(63,189)	—	(592)	—	6,214	—	(4,353)	(61,920)
Structures		42,711,795	—	1,663	(470,230)	(2,399,283)	(1,234)	5,336,159	45,178,870
(Government grants)		(190,854)	—	—	2,405	9,373	—	(7,478)	(186,554)
Machinery		47,456,595	—	326,606	(248,951)	(5,452,669)	(12,247)	7,837,966	49,907,300
(Government grants)		(173,242)	—	(1,050)	635	17,993	—	(3,243)	(158,907)
Ships		302	—	—	—	(100)	—	(1)	201
Vehicles		72,189	—	3,789	4,558	(33,650)	—	23,699	70,585
(Government grants)		(4,220)	—	(228)	5	2,170	—	(2)	(2,275)
Equipment		382,859	—	47,532	(162)	(199,376)	(227)	143,489	374,115
(Government grants)		(418)	—	(81)	—	262	—	(4)	(241)
Tools		192,675	—	20,956	(31)	(87,708)	—	38,172	164,064
(Government grants)		(675)	—	—	—	281	—	(9)	(403)
Construction-in-progress		28,821,167	—	13,544,091	(199,853)	—	(8,828)	(13,737,107)	28,419,470
(Government grants)		(54,740)	—	12,338	—	—	—	(18,809)	(61,211)
Finance lease assets		195,730	(195,730)	—	—	—	—	—	—
(Government grants)		(26)	26	—	—	—	—	—	—
Right-of-use assets		—	5,143,651	220,996	—	(581,074)	—	—	4,783,573
Asset retirement costs		5,571,754	—	—	—	(626,856)	—	2,429,629	7,374,527
Others		2,359,477	—	1,388	(221)	(800,653)	(581)	1,069,271	2,628,681

	￦	152,743,194	4,947,947	14,221,355	(964,308)	(10,966,756)	(50,036)	4,770,431	164,701,827

(*1)

KEPCO Bylong Australia Pty., Ltd., 100% owned subsidiary, performed an impairment test over its land and others. The Company recognized the amount of the carrying amount in excess of its recoverable amount as an impairment loss.

(*2)	‘Others’ include the amounts of assets acquired by the business combination. (see Note 51)

(*3)

‘Others’ include the amounts reclassified from construction-in-progress to other assets during the prior year relating to the assets which became usable two years before but were considered immaterial.

(*4)

As described in Note 2, the Company recognized impairment loss of ￦3,819 million related to Wolsong unit 1, Shin-Hanul unit 3 & 4 and reversal of impairment loss of ￦16,693 million related to Wolsong unit 1.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2019 and 2020 are as follows, continued:

		2020
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
		In millions of won
Land	￦	13,848,063	5,330	(31,304)	(273)	—	121,510	13,943,326
(Government grants)		(21,817)	—	2	—	—	(1,660)	(23,475)
Buildings		12,445,706	7,225	(16,015)	(875,680)	(2,107)	1,057,403	12,616,532
(Government grants)		(61,920)	—	—	5,206	—	(517)	(57,231)
Structures		45,178,870	36,091	(346,612)	(2,313,920)	(3,571)	3,707,997	46,258,855
(Government grants)		(186,554)	—	2,032	9,526	—	(5,013)	(180,009)
Machinery		49,907,300	407,521	(283,845)	(5,526,816)	(74,362)	5,608,989	50,038,787
(Government grants)		(158,907)	—	496	17,468	—	(16,842)	(157,785)
Ships		201	—	—	(106)	—	160	255
Vehicles		70,585	3,880	(151)	(35,036)	—	39,705	78,983
(Government grants)		(2,275)	—	4	2,064	—	(425)	(632)
Equipment		374,115	72,655	(86)	(186,004)	—	147,163	407,843
(Government grants)		(241)	—	—	149	—	(135)	(227)
Tools		164,064	28,048	(193)	(82,862)	—	83,330	192,387
(Government grants)		(403)	—	—	243	—	(79)	(239)
Construction-in-progress		28,419,470	12,726,469	(486)	—	7,799	(10,189,527)	30,963,725
(Government grants)		(61,211)	8,783	—	—	—	(26,698)	(79,126)
Right-of-use assets		4,783,573	291,334	(827)	(586,254)	—	54,340	4,542,166
Asset retirement costs		7,374,527	131	(196)	(819,708)	—	858,417	7,413,171
Others		2,628,681	6,470	(8,145)	(984,097)	(366)	1,109,538	2,752,081

	￦	164,701,827	13,593,937	(685,326)	(11,376,100)	(72,607)	2,547,656	168,709,387

19.	Investment Properties

(1)	Investment properties as of December 31, 2019 and 2020 are as follows:

		2019
		Acquisition cost	Government grants	Accumulated depreciation	Book value
		In millions of won
Land	￦	129,897	—	—	129,897
Buildings		64,590	(13)	(35,894)	28,683

	￦	194,487	(13)	(35,894)	158,580

		2020
		Acquisition cost	Government grants	Accumulated depreciation	Book value
		In millions of won
Land	￦	200,391	—	—	200,391
Buildings		59,347	(29)	(34,514)	24,804

	￦	259,738	(29)	(34,514)	225,195

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

19.	Investment Properties, Continued

(2)	Changes in investment properties for the years ended December 31, 2019 and 2020 are as follows:

		2019
		Beginning balance	Depreciation	Others	Ending balance
		In millions of won
Land	￦	139,940	—	(10,043)	129,897
Buildings		19,669	(5,070)	14,097	28,696
(Government grants)		(50)	1	36	(13)

	￦	159,559	(5,069)	4,090	158,580

		2020
		Beginning balance	Depreciation	Others	Ending balance
		In millions of won
Land	￦	129,897	—	70,494	200,391
Buildings		28,696	(1,454)	(2,409)	24,833
(Government grants)		(13)	1	(17)	(29)

	￦	158,580	(1,453)	68,068	225,195

(3)	Income and expenses related to investment properties for the years ended December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Rental income	￦	9,782	8,335
Operating and maintenance expenses related to rental income		(1,257)	(1,453)
Operating and maintenance expenses not related to rental income		(3,812)	—

	￦	4,713	6,882

(4)	Fair value of investment properties as of December 31, 2019 and 2020 are as follows:

		2019		2020
		Book value	Fair value	Book value	Fair value
		In millions of won
Land	￦	129,897	202,042	200,391	300,001
Buildings		28,683	38,046	24,804	44,597

	￦	158,580	240,088	225,195	344,598

The Company determined the fair value of investment property on the transition date based on valuations conducted by an independent valuation firm that is independent of the Company. The valuation firm has appropriate qualifications and experience in the valuation of real estate in the Republic of Korea, and the valuation was conducted using a comparison method, which is a method of obtaining economic value based on the marketability of the property. The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the IFRS transition date (January 1, 2010).

(5)	All of the Company’s investment properties are held under freehold interests.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

20.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the years ended December 31, 2018, 2019 and 2020 are as follows:

		2018
		Beginning balance	Increase (decrease)(*)	Recognized as revenue	Ending balance
		In millions of won
Nuclear power plant construction in UAE and others	￦	4,176,595	1,186,584	(1,742,391)	3,620,788

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

		2020
		Beginning balance	Increase (decrease)(*)	Recognized as revenue	Ending balance
		In millions of won
Nuclear power plant construction in UAE and others	￦	2,735,141	1,229,759	(812,175)	3,152,725

(*)

For the year ended December 31, 2020, the increased balance of contracts from new orders and foreign exchange impact is ￦1,512,460 million and the decreased balance of contracts due to changes in scope of construction work is ￦282,701 million.

(2)	Accumulated earned revenue, expense and others related to the Company’s construction contracts in progress as of December 31, 2019 and 2020 are as follows:

		2019
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts
		In millions of won
Nuclear power plant construction in UAE and others	￦	20,971,487	19,566,647	1,404,840	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

20.	Construction Contracts, Continued

(2)	Accumulated earned revenue, expense and others related to the Company’s construction contracts in progress as of December 31, 2019 and 2020 are as follows, continued:

		2020
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts
		In millions of won
Nuclear power plant construction in UAE and others	￦	21,460,431	20,242,735	1,217,696	97,348

(3)	Gross amount due from customers recognized as contract assets and due to customers recognized as contract liabilities for contract work as of December 31, 2019 and 2020 are as follows:

		2019		2020
		Contract assets(*1)	Contract liabilities(*2)	Contract assets(*1)	Contract liabilities(*2)
		In millions of won
Nuclear power plant construction in UAE and others	￦	53,827	73,420	79,662	88,126

(*1)

Included in trade and other receivables, net, in the consolidated statements of financial position. The balance of trade receivables from construction contracts are ￦46,489 million and ￦39,063 million, as of December 31, 2019 and 2020, respectively.

(*2)	Included in non-financial liabilities in the consolidated statements of financial position.

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of December 31, 2019 and 2020 are as follows:

		2019
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value
		In millions of won
Software	￦	707,731	(235)	(542,736)	—	164,760
Licenses and franchises		3,398	—	(3,398)	—	—
Copyrights, patents rights and other industrial rights		102,828	—	(40,389)	(9,178)	53,261
Mining rights		584,969	—	(28,456)	(512,790)	43,723
Development expenditures		916,834	(1,492)	(822,972)	(19)	92,351
Intangible assets under development		73,335	(11,029)	—	(12,845)	49,461
Usage rights of donated assets and other		582,825	—	(389,664)	—	193,161
Leasehold rights		25,989	—	(20,671)	—	5,318
Greenhouse gas emissions rights		41,656	—	—	—	41,656
Others		557,749	(79)	(119,446)	(11,939)	426,285

	￦	3,597,314	(12,835)	(1,967,732)	(546,771)	1,069,976

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

21.	Intangible Assets other than Goodwill, Continued

(1)	Intangible assets as of December 31, 2019 and 2020 are as follows, continued:

		2020
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value
		In millions of won
Software	￦	775,667	(136)	(623,504)	—	152,027
Licenses and franchises		547	—	(547)	—	—
Copyrights, patents rights and other industrial rights		101,866	—	(49,772)	(9,178)	42,916
Mining rights		604,703	—	(34,062)	(528,251)	42,390
Development expenditures		958,035	(5,043)	(862,850)	(19)	90,123
Intangible assets under development		79,862	(7,203)	—	(12,844)	59,815
Usage rights of donated assets and other		592,930	—	(408,455)	—	184,475
Leasehold rights		27,843	—	(21,503)	—	6,340
Greenhouse gas emissions rights		61,373	—	—	—	61,373
Others		566,200	(75)	(137,843)	(12,011)	416,271

	￦	3,769,026	(12,457)	(2,138,536)	(562,303)	1,055,730

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the years ended December 31, 2019 and 2020 are as follows:

		2019
		Beginning balance	Acquisition	Disposal	Amortization	Impairment(*1)	Others(*2)	Ending balance
		In millions of won
Software	￦	157,681	42,694	(774)	(81,883)	—	47,277	164,995
(Government grants)		(420)	—	—	202	—	(17)	(235)
Copyrights, patents rights and other industrial rights		67,112	171	(325)	(9,196)	—	(4,501)	53,261
Mining rights		534,524	8,742	—	(7,186)	(513,519)	21,162	43,723
Development expenditures		92,486	687	—	(28,901)	(68)	29,639	93,843
(Government grants)		(2,110)	—	—	833	—	(215)	(1,492)
Intangible assets under development		70,536	56,082	—	—	—	(66,128)	60,490
(Government grants)		(10,564)	—	—	—	—	(465)	(11,029)
Usage rights of donated assets and other		87,011	—	—	(15,632)	—	121,782	193,161
(Government grants)		—	—	—	—	—	—	—
Leasehold rights		5,552	—	—	(741)	—	507	5,318
Greenhouse gas emissions rights		7,050	118,743	(7,058)	—	—	(77,079)	41,656
Others		217,084	2,307	(164)	(14,413)	(22)	221,572	426,364
(Government grants)		—	—	—	2	—	(81)	(79)

	￦	1,225,942	229,426	(8,321)	(156,915)	(513,609)	293,453	1,069,976

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the years ended December 31, 2019 and 2020 are as follows, continued:

		2020
		Beginning balance	Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
		In millions of won
Software	￦	164,995	14,101	—	(77,501)	—	50,568	152,163
(Government grants)		(235)	—	—	99	—	—	(136)
Copyrights, patents rights and other industrial rights		53,261	369	(390)	(8,352)	—	(1,972)	42,916
Mining rights		43,723	1,664	—	(4,380)	—	1,383	42,390
Development expenditures		93,843	10,273	—	(32,034)	—	23,084	95,166
(Government grants)		(1,492)	—	—	1,453	—	(5,004)	(5,043)
Intangible assets under development		60,490	53,638	—	—	(23)	(47,087)	67,018
(Government grants)		(11,029)	—	—	—	—	3,826	(7,203)
Usage rights of donated assets and other		193,161	—	—	(18,448)	—	9,762	184,475
Leasehold rights		5,318	—	—	(831)	—	1,853	6,340
Greenhouse gas emissions rights		41,656	37,109	(9,271)	—	—	(8,121)	61,373
Others		426,364	3,217	(46)	(30,476)	(3,576)	20,863	416,346
(Government grants)		(79)	—	—	4	—	—	(75)

	￦	1,069,976	120,371	(9,707)	(170,466)	(3,599)	49,155	1,055,730

(3)	Significant specific intangible assets as of December 31, 2019 and 2020 are as follows:

2019
Type	Description	Currency	Amount	Remaining useful lives
	In millions of won and thousands of Australian dollars
Software	ERP system and others	KRW	432	1 year and 2 months ~ 1 year and 4 months
	Electricity sales information system	KRW	4,824	3 years
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	6,787	2 years and 9 months
	Contributions to ARP NRC DC	KRW	34,755	8 years
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Development expenditures	Electricity sales information system	KRW	15,283	2 years and 3 months

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of December 31, 2019 and 2020 are as follows, continued:

2019
Type	Description	Currency	Amount	Remaining useful lives
	In millions of won and thousands of Australian dollars
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	31,385	6 years and 11 months
	Dangjin power plant load facility usage right	KRW	7,870	1 year and 3 months
Others	Occupancy and use of public waters	KRW	92,446	17 years and 1 months
	Business rights	KRW	171,955	29 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. recognized impairment losses in full during the year ended December 31, 2019.

2020
Type	Description	Currency	Amount	Remaining useful lives
	In millions of won and thousands of Australian dollars
Software	ERP system and others	KRW	81	2 months ~ 4 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	4,936	1 year 9 months
	Contributions to ARP NRC DC	KRW	29,219	7 years
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Development expenditures	Electricity sales information system	KRW	8,229	1 year and 2 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	26,847	5 years and 11 months
	Dangjin power plant load facility usage right	KRW	1,574	3 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	10,016	9 years and 6 months
Others	Occupancy and use of public waters	KRW	87,035	16 years and 1 month
	Greenhouse gas emissions rights	KRW	61,373	—
	Business rights	KRW	166,207	28 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)	For the years ended December 31, 2018, 2019 and 2020, the Company recognized research and development expenses of ￦723,888 million, ￦735,715 million and ￦700,642 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

22.	Trade and Other Payables

Trade and other payables as of December 31, 2019 and 2020 are as follows:

		2019		2020
		Current	Non-current	Current	Non-current
		In millions of won
Trade payables	￦	2,859,721	—	2,606,861	—
Non-trade payables		1,952,659	2,446,714	1,785,068	2,324,965
Accrued expenses		1,028,869	2,033	1,197,815	2,038
Leasehold deposits received		2,571	709	2,336	943
Other deposits received		163,382	68,702	83,505	67,645
Lease liabilities		635,349	4,434,784	576,665	4,044,431
Dividends payable		6,851	—	4,271	—
Others(*)		—	12,818	—	40,390

	￦	6,649,402	6,965,760	6,256,521	6,480,412

(*)	Details of others as of December 31, 2019 and 2020 are as follows:

		2019		2020
		Current	Non-current	Current	Non-current
		In millions of won
Advance received from local governments	￦	—	5,818	—	4,278
Others		—	7,000	—	36,112

	￦	—	12,818	—	40,390

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Current liabilities
Short-term borrowings	￦	1,098,555	1,436,922
Current portion of long-term borrowings		217,579	677,982
Current portion of debt securities		7,545,485	8,565,301
Less : Current portion of discount on long-term borrowings		(1,000)	(1,723)
Less : Current portion of discount on debt securities		(2,780)	(3,677)

		8,857,839	10,674,805

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

23.	Borrowings and Debt Securities, Continued

(1)	Borrowings and debt securities as of December 31, 2019 and 2020 are as follows, continued:

		2019	2020
		In millions of won
Non-current liabilities
Long-term borrowings	￦	3,411,052	3,018,898
Debt securities		55,716,183	56,188,234
Less : Discount on long-term borrowings		(21,309)	(14,899)
Less : Discount on debt securities		(88,920)	(143,823)
Add: Premium on debt securities		1,696	1,366

		59,018,702	59,049,776

	￦	67,876,541	69,724,581

(2)	Repayment schedule of borrowings and debt securities as of December 31, 2019 and 2020 are as follows:

		2019
Type		Borrowings	Debt Securities
		In millions of won
Less than 1 year	￦	1,316,134	7,545,485
1~ 5 years		2,113,404	31,552,963
Over 5 years		1,297,648	24,163,220

	￦	4,727,186	63,261,668

		2020
Type		Borrowings	Debt Securities
		In millions of won
Less than 1 year	￦	2,114,904	8,565,301
1~ 5 years		1,564,252	28,746,117
Over 5 years		1,454,646	27,442,117

	￦	5,133,802	64,753,535

(3)	Short-term borrowings as of December 31, 2019 and 2020 are as follows:

2019
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
In millions of won and thousands of foreign currencies
Local short-term borrowings	DB financial investment and others	2.00~2.20	2020.01.13~ 2020.02.05	—	￦	280,000
Foreign short-term borrowings	LG-CNS	4.60	2020.06.30	USD 23,699		27,439
Foreign short-term borrowings	BDO Unibank	3M BVAL + 0.50	2020.12.20	PHP 225,000		5,130

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of December 31, 2019 and 2020 are as follows, continued:

2019
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
In millions of won and thousands of foreign currencies
Foreign short-term borrowings	Mizuho Bank	4.60	2020.06.30	USD 11,027	￦	12,767
Electronic short-term bonds	Mirae asset daewoo and others	1.72~2.20	2020.01.10~ 2020.02.05	—		400,000
Local bank overdraft	Korea development Bank and others	1.98~2.75	2020.01.01~ 2020.04.16	—		373,219

					￦	1,098,555

2020
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
In millions of won and thousands of foreign currencies
Local short-term borrowings	DB financial investment and others	0.80~4.60	2021.01.05 ~ 2021.12.31	—	￦	580,004
Electronic short-term bonds	KB Securities and others	0.75~1.35	2021.01.13 ~ 2021.03.18	—		470,000
Foreign short-term borrowings	Shinhan Bank	0.71~0.74	2021.01.04 ~ 2021.03.31	USD 55,393		60,268
Foreign short-term borrowings (*)	Korea Development Bank and others	1M Libor + 1.25	2022.04.29	USD 73,704		81,290
Local bank overdraft	Woori Bank	Standard overdraft rate + 1.26	2021.02.26	—		29,960
Local bank overdraft	Korea Development Bank and others	1.42~1.88	2021.01.07 ~ 2021.04.26	—		215,400

					￦	1,436,922

(*)	The contractual maturity is 2022 but is classified as short-term borrowing due to intention of early redemption in 3 months after borrowing.

(4)	Long-term borrowings as of December 31, 2019 and 2020 are as follows:

2019
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
Local long-term borrowings
Korea Development Bank	Others	0.50	2020~2044	—	￦	3,500
	Facility	2.50~4.60	2023~2028	—		59,845
	Operating funds	2.33~3.04	2020~2022	—		55,000
	Operating funds	1yr KoFC bond rate +0.95	2020~2022	—		24,000

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2019 and 2020 are as follows, continued:

2019
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
Hana Bank	Commercial Paper	3M CD +0.13~0.32	2021~2024	—	￦	1,150,000
	Facility	4.60	2028	—		12,466
	Facility	3yr KTB rate-1.25	2020~2028	—		6,699
IBK	PF Refinancing	CD+1.25	2030	—		10,497
Export-Import Bank of Korea	Project loans	1.50	2026	—		19,150
	Operating funds	2.21	2020	—		35,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025	—		4,350
	Facility	3yr KTB rate-2.25	2020~2024	—		2,058
	Project loans	—	2023	—		1,197
	Others	KTB rate-2.25	2024~2028	—		15,696
Shinhan Bank	Facility	CB rate+1.10	2028	—		18,698
	Others	3.95	2035	—		99,146
	Others	Standard overdraft rate+1.00	2035	—		99,146
Kookmin Bank	Facility	3.16	2020	—		10,000
	Facility	MOR+0.79	2023	—		23,333
Others	Facility	1.75~6.80	2026~2036	—		390,044
	Facility	CB rate+1.10~1.60 Standard overdraft rate+2.45	2023~2036	—		111,834
	PF Refinancing	4.10	2030	—		29,159
	Others	4.50~7.90	2022~2039	—		102,348

						2,283,166

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD 8,744		10,123
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD 101,912		117,994
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD 146,380		239,039
	PF Loan	6M Libor+2.50~2.70	2032	USD 118,684		137,412
	Others	3.88	2021	USD 289,709		334,685
SCNT and others	Shareholder’s loan	6.50~8.00	2023	USD 13,000		15,051
	Shareholder’s loan	8.00	2031	JOD 4,853		7,925
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY 4,981,038		52,972
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY 3,213,121		34,171

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2019 and 2020 are as follows, continued:

2019
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
IFC and others	Others	6M Libor+5.00	2031	PKR 37,252,930		278,652
Federal Financing Bank and others	PF Loan	2.39~13.00	2031~2038	USD 101,380	￦	117,377
Others	Others	—	—	USD 57		64

						1,345,465

						3,628,631
Less : Discount on long-term borrowings						(22,309)
Less : Current portion of long-term borrowings						(217,579)
Add : Current portion of discount on long-term borrowings						1,000

					￦	3,389,743

2020
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
Local long-term borrowings
Korea Development Bank	Others	0.50	2021~2044	—	￦	2,946
	Facility	2.50~4.60	2021~2028	—		50,293
	Operating funds	2.33	2022	—		20,000
	Operating funds	1yr KoFC bond rate + 0.81~0.95	2022~2023	—		24,300
Hana Bank	Commercial Paper	3M CD+0.13~0.32	2021~2024	—		1,150,000
	Facility	4.60	2028	—		11,088
	Facility	3yr KTB rate-1.25 Standard overdraft rate+1.50~2.45	2021~2035	—		43,419
IBK	PF Refinancing	CD+1.25	2030	—		9,543
Export-Import Bank of Korea	Project loans	1.50	2026	—		16,204
	Facility	1.32	2028	—		32,000
	Operating funds	1.78	2023	—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025	—		2,509
	Facility	3yr KTB rate-2.25	2021~2024	—		1,527
	Project loans	—	2023	—		1,197
	Others	KTB rate-2.25	2024~2028	—		14,045

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2019 and 2020 are as follows, continued:

2020
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
		In millions of won and thousands of foreign currencies
Shinhan Bank	Facility	CB rate+1.10	2028	—		16,632
	Others	3.95	2034	—		89,257
	Others	Standard overdraft rate+1.00	2034	—		89,257
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79	2021~2031	—		46,512
Others	Facility	1.75~6.80	2026~2037	—	￦	510,262
	Facility	CB rate+1.10~1.20 3M CD+1.60 Standard overdraft rate+1.50~2.45	2023~2037	—		89,506
	PF Refinancing	4.10	2030	—		26,509
	Others	3.90~7.90	2023~2039	—		222,356

						2,485,062

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD 8,744		9,513
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD 96,014		104,463
	Direct loan and others	3M LIBOR+2.75~3.70	2027	JOD 132,228		202,912
	PF Loan	6M LIBOR+1.70~2.50	2032	USD 111,225		121,013
	Others	3.88	2021	USD 289,509		314,986
POSCO and others	Shareholder’s loan	8.00	2023	USD 14,061		15,298
	Shareholder’s loan	8.00	2031	JOD 4,853		7,447
Samsung Life Insurance and others	Syndicated Loan	3.10	2032	JPY 4,682,816		49,369
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY 3,020,746		31,847
IFC and others	Others	6M Libor+5.00	2031	USD 224,115		243,837
Federal Financing Bank and others	PF Loan	2.39~6.00	2031~2038	USD 97,347		105,913
Others	Others	—	—	USD 4,798		5,220

						1,211,818

						3,696,880
Less: Discount on long-term borrowings						(16,622)
Less: Current portion of long-term borrowings						(677,982)
Add: Current portion of discount on long-term borrowings						1,723

					￦	3,003,999

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of December 31, 2019 and 2020 are as follows:

	Issue date	Maturity	Interest rate (%)		2019	2020
	In millions of won
Electricity Bonds	2011.05.06~ 2020.11.04	2021.02.08~ 2049.10.24	1.02~4.58	￦	28,450,000	27,810,000
Corporate Bonds(*)	2009.10.16~ 2020.12.22	2021.01.11~ 2050.12.22	1.00~6.00		24,463,577	26,463,577

					52,913,577	54,273,577
Less : Discount on local debt securities					(42,274)	(46,730)
Less : Current portion of local debt securities					(6,340,000)	(7,243,217)
Add : Current portion of discount on local debt securities					1,409	2,108

				￦	46,532,712	46,985,738

(*)

Among the corporate bonds, each holder of Hee mang sunlight Power Co., Ltd.’s private equity bonds, amounting to ￦2,697 million, may exercise the right of early redemption on the 5th year (March 31, 2021) from the date of issuance of the bond and every year on March 31 thereafter, until the year before the redemption date.

(6)	Foreign debt securities as of December 31, 2019 and 2020 are as follows:

	2019
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
	In millions of won and thousands of foreign currencies
FY-96	1996.04.01~ 1996.12.06	2026.12.01~ 2096.04.01	6.00~7.95	USD 249,074	￦	288,379
FY-97	1997.01.31~ 1997.08.04	2027.02.01~ 2027.08.01	6.75~7.00	USD 314,717		364,379
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		332,196
FY-11	2011.07.13	2021.07.13	4.75	USD 500,000		578,900
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		868,350
FY-13	2013.09.25	2020.09.25	5.75	AUD 325,000		263,361
FY-14	2014.07.30~ 2014.12.02	2020.06.02~ 2029.07.30	2.50~3.57	USD 600,000		694,680
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		347,340
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000		347,340
FY-17	2017.04.12~ 2017.07.25	2020.04.12~ 2027.07.25	2.38~3.13	USD 1,100,000		1,273,580
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		51,897
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		55,737
FY-18	2018.01.29~ 2018.07.25	2021.01.29~ 2023.07.25	3.00~3.88	USD 1,800,000		2,084,040
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		245,289
FY-19	2019.01.22~ 2019.06.24	2022.01.22~ 2024.06.24	2.50~3.38	USD 800,000		926,240

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of December 31, 2019 and 2020 are as follows, continued:

	2019
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
	In millions of won and thousands of foreign currencies
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000	￦	239,104
FY-19	2019.07.19	2024.07.19~ 2027.07.19	0.00~0.05	CHF 300,000		358,656
FY-19	2019.07.22	2022.07.22	2.38	USD 300,000		347,340
FY-19	2019.10.30	2024.10.30	3M BBSW +0.97	AUD 300,000		243,102
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 378,460		438,181

						10,348,091
Less : Discount on foreign debt securities						(49,426)
Add : Premium on foreign debt securities						1,696
Less : Current portion of foreign debt securities						(1,205,485)
Add : Current portion of discount on foreign debt securities						1,371

					￦	9,096,247

	2020
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
	In millions of won and thousands of foreign currencies
FY-96	1996.04.01~ 1996.12.06	2026.12.01~ 2096.04.01	6.00~7.95	USD 278,701	￦	303,227
FY-97	1997.01.31~ 1997.08.04	2027.02.01~ 2027.08.01	6.75~7.00	USD 314,717		342,412
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		312,169
FY-11	2011.07.13	2021.07.13	4.75	USD 500,000		544,000
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		816,000
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		108,800
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		326,400
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000		326,400
FY-17	2017.06.19~ 2017.07.25	2022.06.19~ 2027.07.25	2.63~3.13	USD 800,000		870,400
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		53,530
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		59,747
FY-18	2018.01.29~ 2018.07.25	2021.01.29~ 2023.07.25	3.00~3.88	USD 1,800,000		1,958,400
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		231,578
FY-19	2019.01.22~ 2019.06.24	2022.01.22~ 2024.06.24	2.50~3.38	USD 800,000		870,400
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		246,866
FY-19	2019.07.19	2024.07.19~ 2027.07.19	0.00~0.05	CHF 300,000		370,299
FY-19	2019.07.22	2022.07.22	2.38	USD 300,000		326,400

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of December 31, 2019 and 2020 are as follows, continued:

	2020
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
	In millions of won and thousands of foreign currencies
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD 300,000	￦	250,968
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 387,098		421,163
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		326,400
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		544,000
FY-20	2020.05.06	2025.05.06	1.75	USD 500,000		544,000
FY-20	2020.08.03	2026.02.03	0.61	USD 300,000		326,399

						10,479,958
Less : Discount on foreign debt securities						(100,770)
Add : Premium on foreign debt securities						1,366
Less : Current portion of foreign debt securities						(1,322,084)
Add : Current portion of discount on foreign debt securities						1,569

					￦	9,060,039

(7)	Changes in borrowings and debt securities for the years ended December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Beginning balance	￦	61,034,627	67,876,541
Cash flow		6,342,074	2,538,787
Effect of exchange rate fluctuations		494,414	(640,304)
Increase from the business combination		2,900	—
Others		2,526	(50,443)

Ending balance	￦	67,876,541	69,724,581

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

24.	Lease

1)	Company as a lessee

(1)	Lease contracts

The Company applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ￦20,127 million and ￦45,787 million respectively, as expense for the years ended December 31, 2019 and 2020. The Company also applies the leases of low-value assets recognition exemption to leases contracts with underlying assets considered to be low value (i.e., approximately less than ￦5 million), and recognized ￦1,616 million and ￦2,796 million respectively, as expense for the year ended December 31, 2019 and 2020. The Company has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of December 31, 2019 and 2020 are as follows:

		2019
		Acquisition cost	Accumulated depreciation	Book value
		In millions of won
Land	￦	693,103	(49,029)	644,074
Buildings		54,980	(20,403)	34,577
Structures		28,198	(2,554)	25,644
Machinery		1,308	(484)	824
Ships		4,113,754	(425,465)	3,688,289
Vehicles		20,817	(7,109)	13,708
Others(*)		2,661,850	(2,285,393)	376,457

	￦	7,574,010	(2,790,437)	4,783,573

(*)	Including power purchase agreements (“PPA”) with GS EPS and two other LNG combined power suppliers.

		2020
		Acquisition cost	Accumulated depreciation	Book value
		In millions of won
Land	￦	811,014	(104,435)	706,579
Buildings		82,749	(35,527)	47,222
Structures		24,175	(3,689)	20,486
Machinery		1,308	(613)	695
Ships		4,280,331	(842,968)	3,437,363
Vehicles		29,281	(15,756)	13,525
Others(*)		2,676,356	(2,360,060)	316,296

	￦	7,905,214	(3,363,048)	4,542,166

(*)	Including power purchase agreements (“PPA”) with GS EPS and another LNG combined power supplier.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

24.	Lease, Continued

(3)	Changes in right-of-use assets for the years ended December 31, 2019 and 2020 are as follows:

		2019
		Beginning balance	Changes in accounting policies(*)	Increase	Depreciation	Ending balance
		In millions of won
Land	￦	—	684,386	8,717	(49,029)	644,074
Buildings		—	36,874	18,106	(20,403)	34,577
Structures		—	20,840	7,358	(2,554)	25,644
Machinery		—	—	1,308	(484)	824
Ships		—	3,986,947	126,807	(425,465)	3,688,289
Vehicles		—	11,258	9,559	(7,109)	13,708
Others		—	403,346	49,141	(76,030)	376,457

	￦	—	5,143,651	220,996	(581,074)	4,783,573

(*)	Including transferred amount of ￦195,704 million, which was classified as finance lease assets as of December 31, 2018.

		2020
		Beginning balance	Increase	Depreciation	Decrease	Others	Ending balance
		In millions of won
Land	￦	644,074	12,269	(52,069)	—	102,305	706,579
Buildings		34,577	53,182	(37,609)	(803)	(2,125)	47,222
Structures		25,644	260	(1,485)	—	(3,933)	20,486
Machinery		824	—	(129)	—	—	695
Ships		3,688,289	183,789	(427,221)	—	(7,494)	3,437,363
Vehicles		13,708	9,009	(7,747)	(21)	(1,424)	13,525
Others		376,457	32,825	(59,994)	(3)	(32,989)	316,296

	￦	4,783,573	291,334	(586,254)	(827)	54,340	4,542,166

(4)	Lease liabilities as of December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Less than 1 year	￦	686,445	614,442
1 ~ 5 years		2,334,883	2,133,538
More than 5 years		2,735,681	2,461,557

		5,757,009	5,209,537
Less : Discount		(686,876)	(588,441)

Present value of lease payment	￦	5,070,133	4,621,096

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

24.	Lease, Continued

(5)	The details of the liquidity classification of lease liabilities as of December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Current lease liabilities	￦	635,349	576,665
Non-current lease liabilities		4,434,784	4,044,431

	￦	5,070,133	4,621,096

(6)	Changes in lease liabilities for the years ended December 31, 2019 and 2020 are as follows:

		2019
		Beginning balance	Changes in accounting policies	Increase	Decrease	Interest expenses	Others(*)	Ending balance
		In millions of won
Lease liabilities	￦	283,806	4,943,584	218,800	(659,387)	85,950	197,380	5,070,133

(*)	Including translation effect of foreign currency lease liabilities and others.

		2020
		Beginning balance	Increase	Decrease	Interest expenses	Others(*)	Ending balance
		In millions of won
Lease liabilities	￦	5,070,133	280,114	(725,759)	111,782	(115,174)	4,621,096

(*)	Including translation effect of foreign currency lease liabilities and others.

(7)	Details of expense relating to lease contracts as lessee for the year ended December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Depreciation of right-of-use assets	￦	581,074	586,254
Interest expenses of lease liabilities		85,950	111,782
Leases expenses for short-term leases		20,127	45,787
Leases expenses for leases of low-value assets		1,616	2,796
Variable lease payments		(15,912)	33,267

	￦	672,855	779,886

(8)

The total cash outflow related to the lease contracts, including cash outflows due to short-term leases and leases of low-value asset, amounts to ￦665,218 million and ￦807,609 million, for the years ended December 31, 2019 and 2020, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

24.	Lease, Continued

2)	Company as a lessor

(1)	Finance lease contracts

The Company entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25-year lease term, and an 89.1MW level Fujeij wind power plant over a 20-year lease term. Also, the Company has provided fly-ash pipe conduit as finance leases with an average lease term of 7 years. In addition, the Company provides 29 energy storage system installation projects and 114 energy efficiency contracts as finance leases with a lease term of 2 to 10 years. Also, the Company entered into a PPA with the Comission Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profit and loss related to finance lease for the years ended December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Finance income on the net investment in the lease	￦	97,392	117,763

(3)	Maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Less than 1 year	￦	173,093	162,211
1 ~ 2 years		150,895	148,485
2 ~ 3 years		150,596	144,913
3 ~ 4 years		149,364	139,605
4 ~ 5 years		145,964	136,962
More than 5 years		1,740,652	1,583,576

		2,510,564	2,315,752
Less : Unearned finance income		(1,331,723)	(1,192,686)

Net investment in the lease(*)	￦	1,178,841	1,123,066

(*)	Including the present value of unguaranteed residual value amounting to ￦15,946 million and ￦16,407 million, as of December 31, 2019 and 2020, respectively.

The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 1.39% up to 16.60% per year as of December 31, 2020. (prior year : 3.50% ~ 16.48%)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

24.	Lease, Continued

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for the years ended December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Beginning balance	￦	1,133	862
Bad debt expense		—	128
Reversal of allowance for doubtful accounts		(271)	—

Ending balance	￦	862	990

25.	Employment Benefits

(1)	Employment benefit obligations as of December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Net defined benefit asset	￦	1,047	7,231
Net defined benefit obligations		1,925,134	1,907,013
Other long-term employee benefit obligations		4,720	3,847

(2)	Principal assumptions on actuarial valuation as of December 31, 2019 and 2020 are as follows:

	2019	2020
Discount rate	1.92%~2.05%	1.87%~2.12%
Future salary and benefit levels	4.39%	4.28%
Weighted average duration	10.95 years	10.77 years

(3)	Details of expense relating to defined benefit plans for the years ended December 31, 2018, 2019 and 2020 are as follows:

		2018	2019	2020
		In millions of won
Current service cost	￦	369,899	440,300	509,520
Interest cost		87,687	83,619	83,248
Expected return on plan assets		(42,135)	(41,597)	(42,742)
Past service cost		—	301,442	(2,027)
Loss from settlement		(767)	(2,017)	—

	￦	414,684	781,747	547,999

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

25.	Employment Benefits, Continued

(3)	Details of expense relating to defined benefit plans for the years ended December 31, 2018, 2019 and 2020 are as follows, continued:

Expenses described above are recognized in those items below in the consolidated financial statements.

		2018	2019	2020
		In millions of won
Cost of sales	￦	308,672	580,623	397,442
Selling and administrative expenses		51,903	120,455	94,846
Others (Construction-in-progress and others)		54,109	80,669	55,711

	￦	414,684	781,747	547,999

In addition, for the years ended December 31, 2018, 2019 and 2020, employee benefit obligations expenses of ￦66,833 million, ￦71,844 million and ￦60,587million, respectively, are recognized as cost of sales, and ￦13,204 million, ￦12,775 million and ￦9,121 million, respectively, are recognized as selling and administrative expenses, and ￦14,189 million, ￦13,893 million and ￦11,861 million, respectively, are recognized as construction-in-progress and others, relates to the Company’s defined contribution plans.

(4)	Details of defined benefit obligations as of December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Present value of defined benefit obligation from funded plans	￦	4,035,400	4,570,614
Fair value of plan assets		(2,111,313)	(2,670,832)

		1,924,087	1,899,782
Present value of defined benefit obligation from unfunded plans		—	—

Net liabilities incurred from defined benefit plans	￦	1,924,087	1,899,782

(5)	Changes in the present value of defined benefit obligations for the years ended December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Beginning balance	￦	3,414,116	4,035,400
Current service cost		440,300	509,520
Interest cost(*)		83,619	83,248
Remeasurement component		(93,736)	84,385
Past service cost		301,442	(2,027)
Loss from settlement		(2,018)	—
Actual payments		(108,057)	(139,956)
Others		(266)	44

Ending balance	￦	4,035,400	4,570,614

(*)	The Company decided to include a performance incentive for management evaluation in the average wage during the previous year and recognized it as past service cost.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

25.	Employment Benefits, Continued

(6)	Changes in the fair value of plan assets for the years ended December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Beginning balance	￦	1,775,331	2,111,313
Expected return		41,597	42,742
Remeasurement component		(11,186)	(390)
Contributions by the employers		348,386	582,275
Actual payments		(42,815)	(65,108)

Ending balance	￦	2,111,313	2,670,832

In addition, loss on accumulated remeasurement component amounting to ￦117,779million and ￦169,234million has been recognized as other comprehensive income or loss for the years ended December 31, 2019 and 2020, respectively.

(7)	Details of the fair value of plan assets as of December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Equity instruments	￦	189,235	253,358
Debt instruments		648,265	822,582
Bank deposit		199,743	284,655
Others		1,074,070	1,310,237

	￦	2,111,313	2,670,832

For the years ended December 31, 2019 and 2020, actual returns on plan assets amounted to ￦30,411 million and ￦42,352 million, respectively.

(8)	Remeasurement component recognized in other comprehensive income (loss) for the years ended December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Actuarial gain from changes in financial assumptions	￦	(2,916)	(2,979)
Experience adjustments, etc.		(90,820)	87,364
Expected return		11,186	390

	￦	(82,550)	84,775

Remeasurement component recognized as other comprehensive income or loss is included in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

26.	Provisions

(1)	Provisions as of December 31, 2019 and 2020 are as follows:

		2019		2020
		Current	Non-current	Current	Non-current
		In millions of won
Employment benefits
Provisions for employment benefits	￦	975,619	—	1,024,574	—
Litigation
Litigation provisions		39,177	49,221	46,287	66,715
Decommissioning cost
Nuclear plants		—	15,994,039	—	16,974,884
Spent fuel		401,741	953,539	487,529	866,472
Radioactive waste		77,053	1,811,029	46,369	1,845,244
PCBs		—	152,981	—	119,019
Other recovery provisions		—	10,773	—	25,840
Others
Power plant regional support program		140,133	—	144,272	—
Transmission regional support program		139,785	—	96,895	—
Provisions for financial guarantee		111	81,246	22,250	44,104
Provisions for RPS		2,889	—	9,126	—
Provisions for greenhouse gas emissions obligations		682,459	—	393,121	—
Others		145,754	13,220	181,241	133,294

	￦	2,604,721	19,066,048	2,451,664	20,075,572

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

26.	Provisions, Continued

(2)	Changes in provisions for the years ended December 31, 2019 and 2020 are as follows:

		2019
		Beginning balance	Increase in provision	Payment	Reversal	Others	Ending balance
		In millions of won
Employment benefits
Provisions for employment benefits	￦	976,347	900,033	(879,980)	(20,781)	—	975,619
Litigation
Litigation provisions		77,793	59,366	(17,236)	(31,525)	—	88,398
Decommissioning cost
Nuclear plants		13,388,134	2,639,562	(33,657)	—	—	15,994,039
Spent fuel		1,291,354	440,029	(376,103)	—	—	1,355,280
Radioactive waste		1,685,008	209,551	(6,787)	—	310	1,888,082
PCBs		147,668	14,251	(8,938)	—	—	152,981
Other recovery provisions		10,477	2,020	(2,033)	—	309	10,773
Others
Power plant regional support program		137,668	41,341	(48,390)	—	9,514	140,133
Transmission regional support program		151,698	169,616	(181,529)	—	—	139,785
Provisions for tax		6,845	—	—	(6,847)	2	—
Provisions for financial guarantee		15,586	83,910	(16,589)	(1,551)	1	81,357
Provisions for RPS		93,919	222,119	(313,149)	—	—	2,889
Provisions for greenhouse gas emissions obligations		136,187	724,002	(152,463)	(25,267)	—	682,459
Others		61,862	113,751	(16,217)	(833)	411	158,974

	￦	18,180,546	5,619,551	(2,053,071)	(86,804)	10,547	21,670,769

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

26.	Provisions, Continued

(2)	Changes in provisions for the years ended December 31, 2019 and 2020 are as follows, continued:

		2020
		Beginning balance	Increase in provision	Payment	Reversal	Others	Ending balance
		In millions of won
Employment benefits
Provisions for employment benefits	￦	975,619	1,078,382	(1,028,218)	—	(1,209)	1,024,574
Litigation
Litigation provisions		88,398	81,990	(34,662)	(22,724)	—	113,002
Decommissioning cost
Nuclear plants		15,994,039	1,028,580	(47,735)	—	—	16,974,884
Spent fuel		1,355,280	394,642	(395,921)	—	—	1,354,001
Radioactive waste		1,888,082	71,529	(67,998)	—	—	1,891,613
PCBs		152,981	3,017	(14,839)	(22,140)	—	119,019
Other recovery provisions		10,773	15,280	—	—	(213)	25,840
Others
Power plant regional support program		140,133	39,445	(42,935)	—	7,629	144,272
Transmission regional support program		139,785	151,796	(194,686)	—	—	96,895
Provisions for tax		—	—	(24)	25	(1)	—
Provisions for financial guarantee		81,357	11,303	(20,962)	(5,317)	(27)	66,354
Provisions for RPS		2,889	494,199	(487,962)	—	—	9,126
Provisions for greenhouse gas emissions obligations		682,459	331,684	(633,482)	65,389	(52,929)	393,121
Others		158,974	210,051	(48,919)	(4,593)	(978)	314,535

	￦	21,670,769	3,911,898	(3,018,343)	10,640	(47,728)	22,527,236

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

27.	Government Grants

(1)	Government grants as of December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Land	￦	(21,817)	(23,475)
Buildings		(61,920)	(57,231)
Structures		(186,554)	(180,009)
Machinery		(158,907)	(157,785)
Vehicles		(2,275)	(632)
Equipment		(241)	(227)
Tools		(403)	(239)
Construction-in-progress		(61,211)	(79,126)
Investment properties		(13)	(29)
Software		(235)	(136)
Development expenditures		(1,492)	(5,043)
Intangible assets under development		(11,029)	(7,203)
Other intangible assets		(79)	(75)

	￦	(506,176)	(511,210)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

27.	Government Grants, Continued

(2)	Changes in government grants for the years ended December 31, 2019 and 2020 are as follows:

		2019
		Beginning balance	Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
		In millions of won
Cash	￦	—	(21,705)	—	—	—	21,705	—
Land		(21,968)	—	—	—	151	—	(21,817)
Buildings		(63,189)	—	—	6,214	—	(4,945)	(61,920)
Structures		(190,854)	—	—	9,373	2,405	(7,478)	(186,554)
Machinery		(173,242)	—	—	17,993	635	(4,293)	(158,907)
Vehicles		(4,220)	—	—	2,170	5	(230)	(2,275)
Equipment		(418)	—	—	262	—	(85)	(241)
Tools		(675)	—	—	281	—	(9)	(403)
Construction-in-progress		(54,740)	—	12,338	—	—	(18,809)	(61,211)
Finance lease assets		(26)	—	—	—	—	26	—
Investment properties		(50)	—	—	1	—	36	(13)
Software		(420)	—	—	202	—	(17)	(235)
Development expenditures		(2,110)	—	—	833	—	(215)	(1,492)
Intangible assets under development		(10,564)	—	—	—	—	(465)	(11,029)
Other intangible assets		—	—	—	2	—	(81)	(79)

	￦	(522,476)	(21,705)	12,338	37,331	3,196	(14,860)	(506,176)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

27.	Government Grants, Continued

(2)	Changes in government grants for the years ended December 31, 2019 and 2020 are as follows, continued:

		2020
		Beginning balance	Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
		In millions of won
Cash	￦	—	(41,209)	—	—	—	41,209	—
Land		(21,817)	—	—	—	2	(1,660)	(23,475)
Buildings		(61,920)	—	—	5,206	—	(517)	(57,231)
Structures		(186,554)	—	—	9,526	2,032	(5,013)	(180,009)
Machinery		(158,907)	—	—	17,468	496	(16,842)	(157,785)
Vehicles		(2,275)	—	—	2,064	4	(425)	(632)
Equipment		(241)	—	—	149	—	(135)	(227)
Tools		(403)	—	—	243	—	(79)	(239)
Construction-in-progress		(61,211)	—	8,783	—	—	(26,698)	(79,126)
Investment properties		(13)	—	—	1	—	(17)	(29)
Software		(235)	—	—	99	—	—	(136)
Development expenditures		(1,492)	—	—	1,453	—	(5,004)	(5,043)
Intangible assets under development		(11,029)	—	—	—	—	3,826	(7,203)
Other intangible assets		(79)	—	—	4	—	—	(75)

	￦	(506,176)	(41,209)	8,783	36,213	2,534	(11,355)	(511,210)

28.	Deferred Revenues

Deferred revenue for the years ended December 31, 2019 and 2020 are as follows which included in current and non-current non-financial liabilities in the consolidated statements of financial position:

		2019	2020
		In millions of won
Beginning balance	￦	8,606,563	9,201,538
Increase during the period		1,199,783	1,310,128
Recognized as revenue during the period		(604,808)	(643,477)

Ending balance	￦	9,201,538	9,868,189

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

29.	Non-financial Liabilities

Non-financial liabilities as of December 31, 2019 and 2020 are as follows:

		2019		2020
		Current	Non-current	Current	Non-current
		In millions of won
Advance received	￦	3,825,240	192,863	3,693,043	331,596
Unearned revenue		30,988	6,589	35,068	6,122
Deferred revenue		590,928	8,610,610	625,596	9,242,593
Withholdings		160,977	10,901	257,059	9,909
Others		1,080,220	13,489	1,360,684	71,721

	￦	5,688,353	8,834,452	5,971,450	9,661,941

30.	Contributed Capital

(1)	Details of shares issued as of December 31, 2019 and 2020 are as follows:

	2019
	Shares authorized	Shares issued		Par value per share (in won)	Owned by government(*)	Owned by others	Total
	In millions of won except share information
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ￦1,056,176 million is included.

	2020
	Shares authorized	Shares issued		Par value per share (in won)	Owned by government(*)	Owned by others	Total
	In millions of won except share information

Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ￦1,056,176 million is included.

(2)	Details in number of outstanding capital stock for the years ended December 31, 2019 and 2020 are as follows.

	2019	2020
	Number of shares
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Share premium	￦	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Legal reserve(*)	￦	1,604,910	1,604,910
Voluntary reserves		34,785,425	32,179,066
Retained earnings before appropriations		12,811,798	17,349,625

Retained earnings	￦	49,202,133	51,133,601

(*)

The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Reserve for investment on social overhead capital	￦	5,277,449	5,277,449
Reserve for research and human development(*)		330,000	330,000
Reserve for business expansion		28,967,976	26,361,617
Reserve for equalizing dividends		210,000	210,000

	￦	34,785,425	32,179,066

(*)

The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the years ended December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Beginning balance	￦	51,519,119	49,202,133
Profit (loss) for the period attributed to owner of the controlling Company		(2,345,517)	1,991,347
Changes in equity method retained earnings		(6,789)	3,181
Remeasurements of defined benefit liability, net of tax		36,160	(62,857)
Transfer of gain (loss) on valuation of financial assets through other comprehensive income		(840)	—
Transactions between consolidated entities		—	(203)

Ending balance	￦	49,202,133	51,133,601

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for the years ended December 31, 2018, 2019 and 2020 are as follows:

	2018
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid
					(In won)
Common shares	641,964,077	—	641,964,077	￦	790	507,152

	2019
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid
					(In won)
Common shares	641,964,077	—	641,964,077	￦	—	—

	2020
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid
					(In won)
Common shares	641,964,077	—	641,964,077	￦	—	—

(5)	Changes in retained earnings of investments in associates and joint ventures for the years ended December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Beginning balance	￦	3,969	(2,820)
Changes		(6,789)	3,181

Ending balance	￦	(2,820)	361

(6)	Changes in remeasurement components related to defined benefit liability for the years ended December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Beginning balance	￦	(219,381)	(117,779)
Changes		76,395	(77,828)
Income tax effect		(40,235)	14,971
Transfer to reserve for business expansion		65,442	11,402

Ending balance	￦	(117,779)	(169,234)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

32.	Statement of Appropriation of Retained Earnings (Statement of Disposition of Deficit)

For the year ended December 31, 2019, KEPCO’s deficits were appropriated on March 27, 2020. For the year ended December 31, 2020, KEPCO’s retained earnings are expected to be disposed on March 25, 2021. Statements of disposition of deficit and appropriation of retained earnings of KEPCO, the controlling company, for the years ended December 31, 2019 and 2020, respectively, are as follows:

		2019	2020
		In millions of won except for dividends per share
I. Retained earnings before appropriations (undisposed deficit)
Unappropriated retained earnings carried over from prior years	￦	—	—
Net income (loss)		(2,594,957)	1,951,498
Remeasurements of the defined benefit plan		(11,402)	(67,119)

		(2,606,359)	1,884,379

II. Transfer from voluntary reserves		2,606,359	—

III. Subtotal (I+II)		—	1,884,379

IV. Appropriations of retained earnings (Disposition of deficit)
Legal reserve		—	—
Dividends (government, individual) (Amount of dividends per share (%) : Current year – ￦1,216 (24.32%) Prior year – ￦0 (0%))		—	(780,628)
Reserve for business expansion		—	(1,103,751)

		—	(1,884,379)

V. Unappropriated retained earnings to be carried over forward to subsequent year		—	—

33.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interest) as of December 31, 2019 and 2020 are as follows:

Issuer	Hybrid bond	Issued date	Maturity	Yield (%)		2019	2020
	In millions of won
Korea South-East Power Co., Ltd.	1st hybrid bond	2012.12.07	2042.12.06	4.38	￦	170,000	170,000
Korea South-East Power Co., Ltd.	2nd hybrid bond	2012.12.07	2042.12.06	4.44		230,000	230,000
Expense of issuance						(1,090)	(1,090)

					￦	398,910	398,910

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

34.	Other Components of Equity

(1)	Other components of equity of the parent as of December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Other capital surplus	￦	1,226,364	1,224,105
Accumulated other comprehensive income (loss)		(280,730)	(409,577)
Other equity		13,294,973	13,294,973

	￦	14,240,607	14,109,501

(2)	Changes in other capital surplus for the years ended December 31, 2019 and 2020 are as follows:

		2019			2020

		Gains on disposal of treasury stocks	Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
		In millions of won
Beginning balance	￦	387,524	847,301	1,234,825	387,524	838,840	1,226,364
Issuance of share capital of subsidiary		—	—	—	—	(148)	(148)
Others		—	(8,461)	(8,461)	—	(2,111)	(2,111)

Ending balance	￦	387,524	838,840	1,226,364	387,524	836,581	1,224,105

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

34.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2019 and 2020 are as follows:

		2019
		Financial asset at fair value through other comprehensive income valuation reserve	Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
		In millions of won
Beginning balance	￦	(81,708)	123,553	(350,245)	(50,170)	(358,570)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(10,891)	—	—	—	(10,891)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	19,343	—	—	19,343
Foreign currency translation of foreign operations, net of tax		—	—	55,347	—	55,347
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	14,041	14,041

Ending balance	￦	(92,599)	142,896	(294,898)	(36,129)	(280,730)

		2020
		Financial asset at fair value through other comprehensive income valuation reserve	Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
		In millions of won
Beginning balance	￦	(92,599)	142,896	(294,898)	(36,129)	(280,730)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(8,533)	—	—	—	(8,533)
Shares in other comprehensive Income(loss) of associates and joint ventures, net of tax		—	(132,805)	—	—	(132,805)
Foreign currency translation of foreign operations, net of tax		—	—	(46,032)	—	(46,032)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	58,523	58,523

Ending balance	￦	(101,132)	10,091	(340,930)	22,394	(409,577)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

34.	Other Components of Equity, Continued

(4)	Other equity as of December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Statutory revaluation reserve	￦	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	￦	13,294,973	13,294,973

35.	Sales

Details of sales for the years ended December 31, 2018, 2019 and 2020 are as follows:

		2018		2019		2020
		Domestic	Overseas	Domestic	Overseas	Domestic	Overseas
		In millions of won
[Type of goods and services]
Sales of goods	￦	57,514,866	382,938	56,609,330	285,546	56,380,608	303,704
Electricity		56,842,011	—	55,939,001	—	55,730,985	—
Heat supply		216,117	—	220,948	—	198,715	—
Others		456,738	382,938	449,381	285,546	450,908	303,704
Sales related to rendering of services		176,539	216,328	222,106	186,184	223,075	206,275
Sales of construction services		108,586	1,633,805	110,692	1,154,224	170,895	641,280

	￦	57,799,991	2,233,071	56,942,128	1,625,954	56,774,578	1,151,259

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	￦	57,514,866	382,938	56,609,330	285,546	56,380,608	303,704
Performance obligations satisfied over time		285,125	1,850,133	332,798	1,340,408	393,970	847,555

	￦	57,799,991	2,233,071	56,942,128	1,625,954	56,774,578	1,151,259

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

36.	Selling and Administrative Expenses

(1)	Selling and administrative expenses for the years ended December 31, 2018, 2019 and 2020 are as follows:

		2018	2019	2020
		In millions of won
Salaries	￦	757,819	775,204	1,095,183
Retirement benefit expense		65,107	157,272	103,967
Welfare and benefit expense		132,089	120,463	155,071
Insurance expense		12,181	12,427	10,178
Depreciation		214,499	232,510	218,103
Amortization of intangible assets		54,153	76,547	87,086
Bad debt expense		39,784	(12,719)	20,648
Commission		714,096	632,849	368,275
Advertising expense		30,894	34,453	29,559
Training expense		6,277	7,174	5,196
Vehicle maintenance expense		10,148	9,525	9,435
Publishing expense		3,307	3,414	3,677
Business promotion expense		2,785	3,038	3,614
Rent expense		42,851	40,505	36,337
Telecommunication expense		23,505	8,451	8,686
Transportation expense		686	865	1,007
Taxes and dues		46,424	58,666	62,828
Expendable supplies expense		6,166	6,682	8,029
Water, light and heating expense		12,629	11,867	11,749
Repairs and maintenance expense		62,580	88,576	79,185
Ordinary development expense		215,494	224,463	197,436
Travel expense		14,363	15,652	10,793
Clothing expense		10,108	9,369	14,834
Survey and analysis expense		705	848	826
Membership fee		1,043	969	1,274
Others		148,197	150,506	135,467

	￦	2,627,890	2,669,576	2,678,443

(2)	Details of “others” included in selling and administrative expenses for the years ended December 31, 2018, 2019 and 2020 are as follows:

		2018	2019	2020
		In millions of won
Accommodation development expenses	￦	52,822	53,945	30,889
Miscellaneous wages		32,447	39,794	45,887
Litigation and filing expenses		12,853	21,768	19,341
Compensation for damages		19,193	(1,924)	8,374
Outsourcing expenses		3,036	3,293	3,610
Reward expenses		2,713	2,858	3,228
Overseas market development expenses		1,361	1,997	1,218
Others		23,772	28,775	22,920

	￦	148,197	150,506	135,467

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

37.	Other Income and Expenses

(1)	Other income for the years ended December 31, 2018, 2019 and 2020 are as follows:

		2018	2019	2020
		In millions of won
Reversal of other provisions	￦	12,700	16,542	25,826
Reversal of other allowance for doubtful accounts		143	—	2,465
Gains on government grants		482	281	269
Gains on assets contributed		17,336	6,921	24,324
Gains on liabilities exempted		10,303	916	1,314
Compensation and reparations revenue		89,901	113,292	95,407
Revenue from research contracts		6,818	5,276	4,001
Income related to transfer of assets from customers		594,548	604,808	643,477
Rental income		186,631	191,088	193,567
Others		51,032	58,849	45,798

	￦	969,894	997,973	1,036,448

(2)	Details of “others” included in other income for the years ended December 31, 2018, 2019 and 2020 are as follows:

		2018	2019	2020
		In millions of won
Refund of claim for rectification	￦	8,933	1,969	11,880
Adjustment of research project		2,267	3,294	2,150
Maintenance expenses on lease building		176	153	2,785
Training expenses		3,220	3,167	3,852
Deposit redemption		7	436	314
Reversal of expenses on litigation		753	9,926	620
Revenue on royalty fee		6,909	—	—
Reimbursement of insurance fee		7,145	610	22
Gains on guarantee contracts		39	135	134
Others		21,583	39,159	24,041

	￦	51,032	58,849	45,798

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

37.	Other Income and Expenses, Continued

(3)	Other expenses for the years ended December 31, 2018, 2019 and 2020 are as follows:

		2018	2019	2020
		In millions of won
Compensation and indemnification expense	￦	23,437	403	11,959
Accretion expenses of other provisions		41,924	7,939	17,991
Depreciation expenses on investment properties		923	5,069	1,453
Depreciation expenses on idle assets		6,547	6,542	6,604
Other bad debt expense		17,827	29,348	32,503
Donations		63,743	64,752	316,981
Others		76,929	127,860	30,229

	￦	231,330	241,913	417,720

(4)	Details of “others” included in other expenses for the years ended December 31, 2018, 2019 and 2020 are as follows:

		2018	2019	2020
		In millions of won
Operating expenses related to the idle assets	￦	47	49	46
Research grants		461	399	91
Supporting expenses on farming and fishing village		13,537	13,991	16,115
Operating expenses on fitness center		4,788	5,234	5,101
Expenses on adjustment of research and development grants		404	554	720
Taxes and dues		199	188	253
Expenses on R&D supporting		53	67	242
Others		57,440	107,378	7,661

	￦	76,929	127,860	30,229

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

38.	Other Gains (Losses)

(1)	Composition of other gains (losses) for the years ended December 31, 2018, 2019 and 2020 are as follows:

		2018	2019	2020
		In millions of won
Other gains
Gains on disposal of property, plant and equipment	￦	98,077	43,784	93,195
Gains on disposal of intangible assets		12	206	1,556
Reversal of impairment loss on property, plant and equipment		—	16,692	7,805
Reversal of impairment loss on intangible assets		17	—	—
Gains on foreign currency translation		14,905	16,340	8,917
Gains on foreign currency transaction		47,297	53,152	61,865
Gains on insurance proceeds		—	17,410	43,800
Others		221,556	238,688	322,379

Other losses
Losses on disposal of property, plant and equipment		(60,704)	(72,508)	(162,725)
Losses on disposal of intangible assets		(43)	(827)	(392)
Losses on valuation of other non-current assets		—	—	(241)
Impairment loss on property, plant and equipment		(710,162)	(50,034)	(80,413)
Impairment loss on intangible assets		(8,112)	(513,609)	(3,599)
Impairment loss on other non-current assets		(87,024)	(49,620)	—
Losses on foreign currency translation		(7,678)	(8,757)	(17,664)
Losses on foreign currency transaction		(65,366)	(55,283)	(49,694)
Others		(63,899)	(217,892)	(189,695)

	￦	(621,124)	(582,258)	35,094

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

38.	Other Gains (Losses), Continued

(2)	Details of “others” included in other gains for the years ended December 31, 2018, 2019 and 2020 are as follows:

		2018	2019	2020
		In millions of won
Gains on disposal of inventories	￦	6,350	3,424	3,373
Gains on proxy collection of TV license fee		40,450	41,013	41,438
Gains on compensation of impaired electric poles		1,166	1,372	978
Gains on compensation for infringement on contract		3,648	—	—
Gains on harbor facilities dues		3,803	3,741	2,231
Gains on technical fees		2,026	3,044	4,826
Reversal of occupation development training fees		1,602	1,472	352
Gains on disposal of waste		4,232	5,317	6,927
Gains on insurance		22,382	812	—
Gains on tax rebate		542	341	772
Gains on other commission		4,347	1,111	1,643
Gains on disposal of assets held-for-sale		—	23,778	—
Others		131,008	153,263	259,839

	￦	221,556	238,688	322,379

(3)	Details of “others” included in other losses for the years ended December 31, 2018, 2019 and 2020 are as follows:

		2018	2019	2020
		In millions of won
Losses on valuation of inventories	￦	1,953	3,127	4,998
Losses on disposal of inventories		3,555	10,456	37,644
Losses due to disaster		2,129	7,635	16,814
Losses on rounding adjustment of electric charge surtax		1,265	1,268	1,276
Others		54,997	195,406	128,963

	￦	63,899	217,892	189,695

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

39.	Finance Income

(1)	Finance income for the years ended December 31, 2018, 2019 and 2020 are as follows:

		2018	2019	2020
		In millions of won
Interest income	￦	223,767	268,118	242,586
Dividends income		12,777	13,838	7,316
Gains on disposal of financial assets		1,838	3,866	11,992
Gains on valuation of financial assets at fair value through profit or loss		8,495	5,575	12,904
Gains on valuation of derivatives		199,943	362,735	57,563
Gains on transaction of derivatives		179,745	157,961	146,448
Gains on foreign currency translation		143,254	175,839	1,005,961
Gains on foreign currency transactions		27,051	21,774	24,009
Other financial assets		—	—	1,470

	￦	796,870	1,009,706	1,510,249

(2)	Details of interest income included in finance income for the years ended December 31, 2018, 2019 and 2020 are as follows:

			2018	2019	2020
			In millions of won
Cash and cash equivalents		￦	40,704	42,861	9,419
Financial assets at fair value through profit or loss			21,713	29,411	19,114
Financial assets at amortized cost			89	539	612
Loans			21,925	63,448	26,232
Short-term financial instrument			41,025	49,070	25,540
Long-term financial instrument			7,920	12,794	10,406
Other financial assets			1	54	228
Trade and other receivables			90,390	69,941	151,035

	￦		223,767	268,118	242,586

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

40.	Finance Expenses

(1)	Finance expenses for the years ended December 31, 2018, 2019 and 2020 are as follows:

		2018	2019	2020
		In millions of won
Interest expense	￦	1,868,458	2,046,811	1,995,425
Losses on sale of financial assets		1	2,106	648
Losses on valuation of financial assets at fair value through profit or loss		6,616	4,513	7,396
Losses on valuation of derivatives		46,740	45,385	513,278
Losses on transaction of derivatives		32,448	71,546	81,055
Losses on foreign currency translation		393,859	553,731	215,047
Losses on foreign currency transaction		121,763	55,509	79,103
Losses on repayment of financial liabilities		—	—	35
Other		858	2,555	4,456

	￦	2,470,743	2,782,156	2,896,443

(2)	Details of interest expense included in finance expenses for the years ended December 31, 2018, 2019 and 2020 are as follows:

		2018	2019	2020
		In millions of won
Trade and other payables	￦	42,830	94,019	88,757
Short-term borrowings		32,545	42,971	29,358
Long-term borrowings		92,243	119,806	118,678
Debt securities		1,771,544	1,827,511	1,805,253
Other financial liabilities		505,112	558,464	540,867

		2,444,274	2,642,771	2,582,913
Less: Capitalized borrowing costs		(575,816)	(595,960)	(587,488)

	￦	1,868,458	2,046,811	1,995,425

Capitalization rates for the years ended December 31, 2018, 2019 and 2020 are 2.17%~3.86%, 2.37%~3.44% and 2.14%~4.84%, respectively.

41.	Income Taxes

(1)	Income tax expense (benefit) for the years ended December 31, 2018, 2019 and 2020 are as follows:

		2018	2019	2020
		In millions of won
Current income tax expense
Payment of income tax	￦	378,715	538,223	671,179
Adjustment in respect of prior years due to change in estimate		(195,648)	(176,441)	(63,756)
Current income tax directly recognized in equity		101,528	(53,302)	51,486
Effect of change in accounting policy		1,780	—	—

		286,375	308,480	658,909

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

41.	Income Taxes, Continued

(1)	Income tax expense (benefit) for the years ended December 31, 2018, 2019 and 2020 are as follows, continued:

		2018	2019	2020
		In millions of won
Deferred tax expense (benefit)
Generation and realization of temporary differences	￦	(495,658)	(636,984)	(77,985)
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		(28,509)	(22,469)	(10,471)
Changes in deferred tax on tax losses carryforwards		(572,305)	(582,011)	296,070
Tax credit carryforwards		(16,224)	(71,306)	32,541
Amount due to change in tax rate or regulations		—	1,987	—

		(1,112,696)	(1,310,783)	240,155

Income tax expense (benefit)	￦	(826,321)	(1,002,303)	899,064

(2)

Reconciliation between actual income tax expense (benefit) and amount computed by applying the statutory tax rate to profit (loss) before income taxes for the years ended December 31, 2018, 2019 and 2020 are as follows:

		2018	2019	2020
		In millions of won
Profit (loss) before income tax	￦	(2,000,819)	(3,265,838)	2,991,533

Income tax expense (benefit) computed at applicable tax rate(*1)		(550,225)	(898,105)	822,672
Adjustments
Effect of applying gradual tax rate		(1,408)	10,362	(10,362)
Effect of non-taxable income		(1,705)	(9,990)	(13,593)
Effect of non-deductible expenses		40,151	12,197	46,776
Effect of tax losses that are not recognized as deferred tax asset		2,086	57,490	—
Effects of tax credits and deduction		(39,471)	(76,983)	(63,753)
Recognition (reversal) of unrecognized deferred tax asset, net		(28,509)	(22,469)	(10,471)
Effect of change in deferred tax due to change in tax rate		261	16,848	(17,590)
Deduction of deferred tax assets		—	—	55,682
Deferred tax related to investments in subsidiaries, associates and joint ventures		(52,618)	147,598	102,137
Others, net		765	(62,810)	51,322

		(80,448)	72,243	140,148
Adjustment in respect of prior years due to change in estimate		(195,648)	(176,440)	(63,756)

Income tax expense (benefit)	￦	(826,321)	(1,002,302)	899,064

Effective tax rate		(*2)	(*2)	30.05%

(*1)	Applicable tax rate is 27.5% as of December 31, 2018, 2019 and 2020.

(*2)	The effective tax rate for the year ended December 31, 2018 and 2019 is not calculated due to income tax benefit.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

41.	Income Taxes, Continued

(3)	Income tax directly adjusted to equity (except for accumulated other comprehensive income (loss)) for the years ended December 31, 2018, 2019 and 2020 are as follows:

		2018	2019	2020
		In millions of won
Dividends of hybrid bond	￦	4,273	3,432	4,273

(4)	Income tax recognized as other comprehensive income (loss) for the years ended December 31, 2018, 2019 and 2020 are as follows:

		2018	2019	2020
		In millions of won
Income tax recognized as other comprehensive income (loss)
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	￦	35,798	(4,217)	19,447
Net change in the unrealized fair value of derivatives using cash flow hedge accounting		6,639	(15,642)	(47,231)
Remeasurement of defined benefit liability		53,703	(40,235)	14,972
Investments in associates		6,592	4,275	35,714
Others		(5,477)	(914)	24,311

	￦	97,255	(56,733)	47,213

(5)	Changes in deferred tax assets (liabilities) recognized in the consolidated statements of financial position for the years ended December 31, 2019 and 2020 are as follow:

		2019
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Others (*)	Ending balance
		In millions of won
Deferred tax on temporary differences
Employee benefits	￦	594,541	94,541	(40,235)	—	—	648,847
Cash flow hedge		39,461	(23,977)	(15,642)	(841)	—	(999)
Investments in associates and subsidiaries		(8,666,871)	(3,131)	4,275	—	—	(8,665,727)
Property, plant and equipment		(6,522,778)	(592,440)	—	—	—	(7,115,218)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

41.	Income Taxes, Continued

(5)	Changes in deferred tax assets (liabilities) recognized in the consolidated statements of financial position for the years ended December 31, 2019 and 2020 are as follow, continued:

		2019
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Others (*)	Ending balance
		In millions of won
Finance lease	￦	(453,074)	292,631	—	—	—	(160,443)
Intangible assets		6,055	(20,232)	—	—	(41,729)	(55,906)
Financial assets at fair value through profit or loss		19	322	—	—	—	341
Financial assets at fair value through other comprehensive income		25,576	(3,114)	(4,217)	—	—	18,245
Deferred revenue		219,742	(6,739)	—	—	—	213,003
Provisions		4,800,946	655,973	—	—	—	5,456,919
Doubtful receivables		59	—	—	—	—	59
Other financial liabilities		39,493	(4,402)	—	4,273	—	39,364
Gains or losses on foreign exchange translation		27,080	30,881	—	—	—	57,961
Allowance for doubtful accounts		58,756	(1,149)	—	—	—	57,607
Accrued income		(2,914)	(1,462)	—	—	—	(4,376)
Special deduction for property, plant and equipment		(211,746)	(3,627)	—	—	—	(215,373)
Others		1,053,146	290,484	(914)	—	—	1,342,716

		(8,992,509)	704,559	(56,733)	3,432	(41,729)	(8,382,980)

Deferred tax on unused tax losses and tax credit
Unused tax losses		554,457	557,356	—	—	—	1,111,813
Excess of donation limit		17,848	18,847	—	—	—	36,695
Tax credit		36,656	70,870	—	—	—	107,526

		608,961	647,073	—	—	—	1,256,034

	￦	(8,383,548)	1,351,632	(56,733)	3,432	(41,729)	(7,126,946)

(*)	‘Others’ include amount changed due to business combination. (see Note 51)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

41.	Income Taxes, Continued

(5)	Changes in deferred tax assets (liabilities) recognized in the consolidated statements of financial position for the years ended December 31, 2019 and 2020 are as follow, continued:

		2020
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
		In millions of won
Deferred tax on temporary differences
Employee benefits	￦	648,847	14,566	26,374	—	689,787
Cash flow hedge		(999)	63,817	(47,231)	—	15,587
Investments in associates and subsidiaries		(8,665,727)	(38,002)	35,714	—	(8,668,015)
Property, plant and equipment		(7,115,218)	(598,231)	—	—	(7,713,449)
Finance lease		(160,443)	(50,977)	—	—	(211,420)
Intangible assets		(55,906)	24,740	—	—	(31,166)
Financial assets at fair value through profit or loss		341	(328)	—	—	13
Financial assets at fair value through other comprehensive income		18,245	258	19,447	—	37,950
Deferred revenue		213,003	(13,302)	—	—	199,701
Provisions		5,456,919	459,884	—	—	5,916,803
Doubtful receivables		59	(59)	—	—	—
Other financial liabilities		39,364	(13,238)	—	4,273	30,399
Gains or losses on foreign exchange translation		57,961	(69,596)	—	—	(11,635)
Allowance for doubtful accounts		57,607	(1,478)	—	—	56,129
Accrued income		(4,376)	13,320	—	—	8,944
Special deduction for property, plant and equipment		(215,373)	(10,978)	—	—	(226,351)
Others		1,342,716	150,326	12,909	—	1,505,951

		(8,382,980)	(69,278)	47,213	4,273	(8,400,772)

Deferred tax on unused tax losses and tax credit
Unused tax losses		1,111,813	(218,739)	—	—	893,074
Excess of donation limit		36,695	(1,514)	—	—	35,181
Tax credit		107,526	(2,110)	—	—	105,416

		1,256,034	(222,363)	—	—	1,033,671

	￦	(7,126,946)	(291,641)	47,213	4,273	(7,367,101)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

41.	Income Taxes, Continued

(6)	Deferred tax assets (liabilities) recognized in the consolidated statements of financial position as of December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Deferred tax assets	￦	1,437,829	1,733,146
Deferred tax liabilities		(8,564,775)	(9,100,247)

	￦	(7,126,946)	(7,367,101)

(7)	Details of deductible temporary differences, tax losses and unused tax credits for which no deferred tax assets were recognized as of December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Deductible temporary differences	￦	541,449	1,405,621

42.	Assets Held-for-Sale

Assets held-for-sale as of December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Land	￦	23,002	—
Buildings		193	1
Investments		4,921	—
Others(*)		—	924

	￦	28,116	925

(*)	As DG Fairhaven Power, LLC were sold after the end of the reporting period, the assets of DG Fairhaven Power, LLC were classified as assets held-for-sale.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

43.	Expenses Classified by Nature

Expenses classified by nature for the years ended December 31, 2018, 2019 and 2020 are as follows:

		2018
		Selling and administrative expenses	Cost of sales	Total
		In millions of won
Raw materials used	￦	—	19,537,928	19,537,928
Salaries		757,819	3,478,804	4,236,623
Retirement benefit expense		65,107	375,505	440,612
Welfare and benefit expense		132,089	464,483	596,572
Insurance expense		12,181	93,876	106,057
Depreciation		214,499	9,683,887	9,898,386
Amortization of intangible assets		54,153	64,785	118,938
Bad debt expense		39,784	—	39,784
Commission		714,096	475,188	1,189,284
Advertising expense		30,894	9,419	40,313
Training expense		6,277	14,096	20,373
Vehicle maintenance expense		10,148	7,809	17,957
Publishing expense		3,307	3,530	6,837
Business promotion expense		2,785	3,860	6,645
Rent expense		42,851	171,132	213,983
Telecommunication expense		23,505	82,568	106,073
Transportation expense		686	4,537	5,223
Taxes and dues		46,424	440,317	486,741
Expendable supplies expense		6,166	31,844	38,010
Water, light and heating expense		12,629	34,640	47,269
Repairs and maintenance expense		62,580	2,156,668	2,219,248
Ordinary development expense		215,494	508,394	723,888
Travel expense		14,363	67,064	81,427
Clothing expense		10,108	4,368	14,476
Survey and analysis expense		705	3,929	4,634
Membership fee		1,043	11,563	12,606
Power purchase		—	18,307,289	18,307,289
Others		148,197	2,170,238	2,318,435

	￦	2,627,890	58,207,721	60,835,611

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

43.	Expenses Classified by Nature, Continued

		2019
		Selling and administrative expenses	Cost of sales	Total
		In millions of won
Raw materials used	￦	—	17,084,029	17,084,029
Salaries		775,204	3,834,772	4,609,976
Retirement benefit expense		157,272	652,467	809,739
Welfare and benefit expense		120,463	443,482	563,945
Insurance expense		12,427	93,702	106,129
Depreciation		232,510	10,734,246	10,966,756
Amortization of intangible assets		76,547	80,368	156,915
Bad debt expense		(12,719)	—	(12,719)
Commission		632,849	378,861	1,011,710
Advertising expense		34,453	9,852	44,305
Training expense		7,174	16,903	24,077
Vehicle maintenance expense		9,525	7,652	17,177
Publishing expense		3,414	3,423	6,837
Business promotion expense		3,038	3,981	7,019
Rent expense		40,505	176,413	216,918
Telecommunication expense		8,451	11,034	19,485
Transportation expense		865	4,555	5,420
Taxes and dues		58,666	481,684	540,350
Expendable supplies expense		6,682	32,999	39,681
Water, light and heating expense		11,867	32,378	44,245
Repairs and maintenance expense		88,576	2,210,278	2,298,854
Ordinary development expense		224,463	511,252	735,715
Travel expense		15,652	68,581	84,233
Clothing expense		9,369	7,539	16,908
Survey and analysis expense		848	3,949	4,797
Membership fee		969	12,730	13,699
Power purchase		—	18,269,732	18,269,732
Others		150,506	2,612,973	2,763,479

	￦	2,669,576	57,779,835	60,449,411

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

43.	Expenses Classified by Nature, Continued

		2020
		Selling and administrative expenses	Cost of sales	Total
		In millions of won
Raw materials used	￦	—	13,544,827	13,544,827
Salaries		1,095,183	4,183,454	5,278,637
Retirement benefit expense		103,967	458,029	561,996
Welfare and benefit expense		155,071	484,319	639,390
Insurance expense		10,178	93,130	103,308
Depreciation		218,103	11,151,393	11,369,496
Amortization of intangible assets		87,086	83,380	170,466
Bad debt expense		20,648	—	20,648
Commission		368,275	376,047	744,322
Advertising expense		29,559	8,161	37,720
Training expense		5,196	12,912	18,108
Vehicle maintenance expense		9,435	7,161	16,596
Publishing expense		3,677	3,524	7,201
Business promotion expense		3,614	3,720	7,334
Rent expense		36,337	191,073	227,410
Telecommunication expense		8,686	9,961	18,647
Transportation expense		1,007	10,362	11,369
Taxes and dues		62,828	492,203	555,031
Expendable supplies expense		8,029	36,966	44,995
Water, light and heating expense		11,749	31,209	42,958
Repairs and maintenance expense		79,185	2,465,716	2,544,901
Ordinary development expense		197,436	503,206	700,642
Travel expense		10,793	60,896	71,689
Clothing expense		14,834	8,116	22,950
Survey and analysis expense		826	3,746	4,572
Membership fee		1,274	13,130	14,404
Power purchase		—	15,725,220	15,725,220
Others		135,467	1,842,735	1,978,202

	￦	2,678,443	51,804,596	54,483,039

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

44.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the years ended December 31, 2018, 2019 and 2020 are as follows:

Type		2018	2019	2020
		In won
Basic earnings (loss) per share	￦	(2,048)	(3,654)	3,102

(2)	Diluted earnings (loss) per share for the years ended December 31, 2018, 2019 and 2020 are as follows:

Type		2018	2019	2020
		In won
Diluted earnings (loss) per share	￦	(2,048)	(3,654)	3,102

(3)	Basic earnings (loss) per share

Profit (loss) for the year and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the years ended December 31, 2018, 2019 and 2020 are as follows:

Type		2018	2019	2020
		In millions of won except number of shares
Profit (loss) attributable to owners of the controlling company	￦	(1,314,567)	(2,345,517)	1,991,347
Profit (loss) used in the calculation of total basic earnings (loss) per share		(1,314,567)	(2,345,517)	1,991,347
Weighted average number of common shares		641,964,077	641,964,077	641,964,077

(4)	Diluted earnings (loss) per share

Diluted earnings (loss) per share is calculated by applying adjusted weighted average number of common shares under the assumption that all dilutive potential common shares are converted to common shares.

Earnings (loss) used in the calculation of total diluted earnings (loss) per share for the years ended December 31, 2018, 2019 and 2020 are as follows:

Type		2018	2019	2020
		In millions of won
Profit (loss) used in the calculation of total diluted earnings (loss) per share	￦	(1,314,567)	(2,345,517)	1,991,347

Weighted average number of common shares used in calculating diluted earnings (loss) per share are adjusted from weighted average number of common shares used in calculating basic earnings (loss) per share. Detailed information of the adjustment for the years ended December 31, 2018, 2019 and 2020 are as follows:

Type	2018	2019	2020
	In number of shares
Weighted average number of common shares	641,964,077	641,964,077	641,964,077
Diluted weighted average number of shares	641,964,077	641,964,077	641,964,077

(5)	There are no potential dilutive instruments, thus diluted earnings (loss) per share are same as basic earnings (loss) per share for the years ended December 31, 2018, 2019 and 2020.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

45.	Risk Management

(1)	Capital risk management

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

Details of the Company’s capital management accounts as of December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Total borrowings and debt securities	￦	67,876,541	69,724,581
Cash and cash equivalents		1,810,129	2,029,584

Net borrowings and debt securities		66,066,412	67,694,997

Total equity		68,889,649	70,666,846

Debt to equity ratio		95.90%	95.79%

(2)	Financial risk management

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

December 31, 2019 and 2020

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

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of December 31, 2019 and 2020 are as follows:

		2019	2020
		In millions of won
Cash and cash equivalents	￦	1,810,129	2,029,584
Financial assets at fair value through profit or loss(*1)		747,261	1,808,404
Derivative assets (trading)		165,204	110,764
Financial assets at amortized cost		13,609	14,422
Loans		738,707	790,162
Long-term/short-term financial instruments		1,960,227	2,062,103
Derivative assets (applying hedge accounting)		145,829	55,649
Trade and other receivables		9,703,749	9,780,039
Financial guarantee contracts(*2)		3,338,566	3,224,696

(*1)	Equity investments held by the Company are excluded.

(*2)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

45.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of December 31, 2019 and 2020 are as follows:

			2019		2020
Type	Accounts		1% Increase	1% Decrease	1% Increase	1% Decrease
			In millions of won
Future salary increases	Increase (decrease) in defined benefit obligation	￦	442,748	(386,147)	488,087	(425,708)
Discount rate	Increase (decrease) in defined benefit obligation		(402,099)	475,765	(443,527)	524,856

Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the years ended December 31, 2019 and 2020 are ￦17,734 million and ￦20,960 million, respectively.

②	Provisions

Changes in provisions due to movements in underlying assumptions as of December 31, 2019 and 2020 are as follows:

Type	Accounts	2019	2020
PCBs	Inflation rate	1.09%	1.06%
	Discount rate	1.97%	1.83%
Nuclear plants	Inflation rate	1.10%	1.07%
	Discount rate	2.43%	2.20%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%

A sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of December 31, 2019 and 2020 are as follows:

			2019		2020
Type	Accounts		0.1% Increase	0.1% Decrease	0.1% Increase	0.1% Decrease
			In millions of won
Discount rate	PCBs	￦	(527)	530	(292)	293
	Nuclear plants		(316,184)	325,828	(326,926)	336,928
	Spent fuel		(51,607)	53,621	(51,558)	53,571
Inflation rate	PCBs		534	(532)	295	(294)
	Nuclear plants		346,082	(336,182)	357,676	(347,450)
	Spent fuel		54,396	(52,424)	54,345	(52,375)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

45.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk

The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as of December 31, 2019 and 2020 are as follows:

	Assets		Liabilities
Type	2019	2020	2019	2020
	In thousands of foreign currencies
AED	57,403	39,678	40,061	31,594
AUD	143	133	1,036,785	707,538
BDT	85,547	93,442	635	—
BWP	1,437	890	—	—
EGP	—	—	—	948
CAD	86	247	3,112	1,840
CHF	—	—	500,753	500,406
CNY	—	—	26,140	—
CZK	—	—	243	2,033
EUR	208	310	111,199	121,069
GBP	—	—	191	43
HKD	—	—	1,648,815	1,651,839
IDR	376,136	342,496	219,801	555,241
INR	1,244,170	1,231,895	210,232	155,134
JOD	1,516	1,673	147	—
JPY	109,970	825,269	314,402	484,585
KZT	319	1,510	—	—
MGA	3,858,201	5,645,349	133,403	—
MMK	29,651	11,032	—	—
PHP	175,210	191,122	130,073	104,161
PKR	354,361	371,328	4,366	12,222
SAR	2,653	2,178	480	—
SEK	—	—	449,072	449,824
USD	1,227,054	1,445,522	9,963,928	12,234,563
UYU	58,781	78,265	8,213	1,585
VND	418,998	672,563	1,375	—
ZAR	450	303	6	—

A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of December 31, 2019 and 2020 are as follows:

		2019		2020
Type		10% Increase	10% Decrease	10% Increase	10% Decrease
		In millions of won
Increase (decrease) of profit before income tax	￦	(1,197,530)	1,197,530	(1,336,821)	1,336,821
Increase (decrease) of equity(*)		(1,197,530)	1,197,530	(1,336,821)	1,336,821

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

45.	Risk Management, Continued

(2)	Financial risk management, continued

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of December 31, 2019 and 2020.

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Company has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Company enters into currency forward agreements.

There is an economic relationship between the hedged item and the hedging instrument as the terms of cross-currency swap agreement is consistent with the terms of expected transaction (repayment of foreign debt securities and others). The hedging ratio is 1:1 as the risk of cross-currency swap agreement matches the hedged instrument. As of December 31, 2020, the hedging instrument (cross-currency swap) hedges the risk of the hedged item(repayment of foreign debt securities and others).

②	Interest rate risk

The Company is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Company’s borrowings and debt securities with floating interest rates as of December 31, 2019 and 2020 are as follows:

Type		2019	2020
		In millions of won
Short-term borrowings	￦	—	171,518
Long-term borrowings		2,273,579	2,191,322
Debt securities		243,102	250,968

	￦	2,516,681	2,613,808

A sensitivity analysis on the Company’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the years ended December 31, 2019 and 2020 are as follows:

		2019		2020
Type		1% Increase	1% Decrease	1% Increase	1% Decrease
		In millions of won
Increase (decrease) of profit before income tax	￦	(25,167)	25,167	(26,138)	26,138
Increase (decrease) of shareholder’s equity (*)		(25,167)	25,167	(26,138)	26,138

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

The Company manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. To manage this, the Company enters into interest rate swaps, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. The above analysis measures the interest rate risk before reflecting the hedge effect by related derivatives.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

45.	Risk Management, Continued

(2)	Financial risk management, continued

③	Electricity rates risk

Following the approval of the Ministry of Trade, Industry and Energy (MOTIE) on December 17, 2020, the Company has adopted a new pricing system, “the cost pass-through tariff system”, beginning January 1, 2021. Under the cost pass-through system, the electricity rates are not predetermined at fixed rates but change upon approval by Ministry of Trade, Industry and Energy (“MOTIE”) under Electric Utility Act of Korea.

The Company is exposed to electricity rates risk due to changes in government regulations and policies on national power supply schemes and electricity billing rates, in consideration of the national economy.

A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity for the years ended December 31, 2019 and 2020 is as follows:

		2019		2020
Type		1% Increase	1% Decrease	1% Increase	1% Decrease
		In millions of won
Increase (decrease) of profit before income tax	￦	559,390	(559,390)	557,310	(557,310)
Increase (decrease) of shareholder’s equity(*)		559,390	(559,390)	557,310	(557,310)

(*)	The effect on the equity excluding the impact of income taxes.

(iv)	Liquidity risk

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

		2019
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Borrowings and debt securities	￦	10,660,737	10,997,510	27,881,873	30,859,669	80,399,789
Finance lease liabilities		686,445	617,449	1,717,434	2,735,681	5,757,009
Trade and other payables		6,014,054	382,809	971,469	1,176,697	8,545,029
Financial guarantee contracts(*)		937,091	302,186	32,314	2,066,975	3,338,566

	￦	18,298,327	12,299,954	30,603,090	36,839,022	98,040,393

		2020
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Borrowings and debt securities	￦	12,413,346	10,919,041	24,778,020	34,215,888	82,326,295
Finance lease liabilities		614,442	569,161	1,564,377	2,461,557	5,209,537
Trade and other payables		5,679,856	373,907	894,903	1,167,171	8,115,837
Financial guarantee contracts (*)		926,244	348,860	26,230	1,923,362	3,224,696

	￦	19,633,888	12,210,969	27,263,530	39,767,978	98,876,365

(*)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2019 and 2020 are ￦81,357 million and ￦66,354 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

45.	Risk Management, Continued

(2)	Financial risk management, continued

The following table shows the details of maturities of non-derivative financial liabilities as of December 31, 2019 and 2020. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.

The expected maturities for non-derivative financial assets as of December 31, 2019 and 2020 in detail are as follows:

		2019
Type		Less than 1 year	1~5 Years	More than 5 years	Other (*)	Total
		In millions of won
Cash and cash equivalents	￦	1,810,129	—	—	—	1,810,129
Financial assets at fair value through other comprehensive income		—	—	—	379,170	379,170
Financial assets at amortized cost		12,302	1,307	—	—	13,609
Loans		64,081	346,583	336,502	27,606	774,772
Long-term/short-term financial instruments		1,351,971	269,863	—	338,393	1,960,227
Financial assets at fair value through profit or loss		131,385	79	—	615,797	747,261
Trade and other receivables		7,703,746	980,951	818,431	207,979	9,711,107

	￦	11,073,614	1,598,783	1,154,933	1,568,945	15,396,275

		2020
Type		Less than 1 year	1~5 Years	More than 5 years	Other (*)	Total
		In millions of won
Cash and cash equivalents	￦	2,029,584	—	—	—	2,029,584
Financial assets at fair value through other comprehensive income		—	—	—	358,559	358,559
Financial assets at amortized cost		13,149	1,265	8	—	14,422
Loans		78,805	385,571	325,212	31,506	821,094
Long-term/short-term financial instruments		1,483,482	252,349	386	325,886	2,062,103
Financial assets at fair value through profit or loss		1,196,101	—	2,690	682,591	1,881,382
Trade and other receivables		7,920,005	1,160,400	704,494	—	9,784,899

	￦	12,721,126	1,799,585	1,032,790	1,398,542	16,952,043

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

45.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods which from reporting date to maturity dates as per the contracts as of December 31, 2019 and 2020 are as follows:

		2019
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Net settlement
—Trading	￦	(3,017)	—	—	—	(3,017)
Gross settlement
—Trading		(15,011)	(8,295)	(39,654)	4,235	(58,725)
—Hedging		(59,846)	(21,466)	(1,914)	(33,588)	(116,814)

	￦	(77,874)	(29,761)	(41,568)	(29,353)	(178,556)

		2020
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Net settlement
—Trading	￦	—	—	—	—	—
Gross settlement
—Trading		(12,777)	(22,827)	(118,704)	(4,380)	(158,688)
—Hedging		(37,858)	(39,528)	(75,450)	(55,208)	(208,044)

	￦	(50,635)	(62,355)	(194,154)	(59,588)	(366,732)

Derivative assets classified by maturity periods which from reporting date to maturity dates as per the contracts as of December 31, 2019 and 2020 are as follows:

		2019
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Net settlement
—Trading	￦	—	—	—	—	—
Gross settlement
—Trading		21	43,931	72,386	56,315	172,653
—Hedging		27,597	47,222	71,010	—	145,829
—Others		—	—	—	2,634	2,634

	￦	27,618	91,153	143,396	58,949	321,116

		2020
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total
		In millions of won
Net settlement
—Trading	￦	—	—	—	—	—
Gross settlement
—Trading		18,332	1,529	45,237	52,163	117,261
—Hedging		11,191	—	41,206	3,252	55,649

	￦	29,523	1,529	86,443	55,415	172,910

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

45.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Company’s actively-traded financial instruments (i.e.,FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Company’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

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

(i)	Fair value and book value of financial assets and liabilities as of December 31, 2019 and 2020 are as follows:

		2019		2020
Type		Book value	Fair value	Book value	Fair value
		In millions of won
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	￦	379,170	379,170	358,559	358,559
Derivative assets (trading)		165,204	165,204	110,764	110,764
Derivative assets (applying hedge accounting)		145,829	145,829	55,649	55,649
Financial assets at fair value through profit or loss		747,261	747,261	1,881,382	1,881,382

	￦	1,437,464	1,437,464	2,406,354	2,406,354

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

45.	Risk Management, Continued

(3)	Fair value risk, continued

		2019		2020
Type		Book value	Fair value	Book value	Fair value
		In millions of won
Assets carried at amortized cost
Financial assets at amortized cost	￦	13,609	13,609	14,422	14,422
Loans and receivables		738,707	738,707	790,162	790,162
Long-term financial instruments		608,256	608,256	578,621	578,621
Short-term financial instruments		1,351,971	1,351,971	1,483,482	1,483,482
Trade and other receivables		9,703,749	9,703,749	9,780,039	9,780,039
Cash and cash equivalents		1,810,129	1,810,129	2,029,584	2,029,584

	￦	14,226,421	14,226,421	14,676,310	14,676,310

Liabilities recognized at fair value
Derivative liabilities (trading)	￦	53,147	53,147	157,926	157,926
Derivative liabilities (applying hedge accounting)		116,813	116,813	207,193	207,193

	￦	169,960	169,960	365,119	365,119

Liabilities carried at amortized cost
Secured borrowings	￦	227,135	227,135	63,614	63,614
Unsecured bond		63,171,664	66,917,421	64,607,401	68,839,316
Lease liabilities		5,070,133	5,070,133	4,621,096	4,621,096
Unsecured borrowings		4,104,523	4,113,955	4,808,206	5,513,242
Trade and other payables (*)		8,545,029	8,545,029	8,115,837	8,115,837
Bank overdraft		373,219	373,219	245,360	245,360

	￦	81,491,703	85,246,892	82,461,514	87,398,465

(*)	Excludes lease liabilities.

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rate used for calculating fair value as of December 31, 2019 and 2020 are as follows:

Type	2019	2020
Derivatives	0.01% ~ 4.16%	(-) 0.73% ~ 3.08%
Borrowings and debt securities	0.17% ~ 3.90%	(-) 0.53% ~ 4.38%
Finance lease	1.38% ~ 10.83%	0.57% ~ 16.60%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

45.	Risk Management, Continued

(3)	Fair value risk, continued

(iii)	Fair value hierarchy

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

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3: Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of December 31, 2019 and 2020 are as follows:

		2019
Type		Level 1	Level 2	Level 3	Total
		In millions of won
Financial assets at fair value
Financial assets at fair value through other comprehensive income	￦	201,202	—	177,968	379,170
Derivative assets		—	308,399	2,634	311,033
Financial assets at fair value through profit or loss		—	742,105	5,156	747,261

	￦	201,202	1,050,504	185,758	1,437,464

Financial liabilities at fair value
Derivative liabilities	￦	—	169,960	—	169,960

		2020
Type		Level 1	Level 2	Level 3	Total
		In millions of won
Financial assets at fair value
Financial assets at fair value through other comprehensive income	￦	194,670	—	163,889	358,559
Derivative assets		—	166,413	—	166,413
Financial assets at fair value through profit or loss		—	1,875,690	5,692	1,881,382

	￦	194,670	2,042,103	169,581	2,406,354

Financial liabilities at fair value
Derivative liabilities	￦	—	365,119	—	365,119

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

45.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of financial assets and liabilities which are classified as level 3 for the years ended December 31, 2019 and 2020 are as follows:

		2019
		Beginning balance	Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
		In millions of won
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	￦	5,052	40	—	64	—	—	5,156
Financial assets at fair value through other comprehensive income
Unlisted securities		189,439	1,876	—	3,715	(19,315)	2,253	177,968

		2020
		Beginning balance	Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation	Ending balance
		In millions of won
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	￦	5,156	359	—	623	(446)	—	5,692
Financial assets at fair value through other comprehensive income
Unlisted securities		177,968	2,900	—	(23,128)	(1)	6,150	163,889

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

46.	Service Concession Arrangements

(1)	Gas Complex • Thermal Power Plant at Ilijan, Philippines (BOT)

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

(iii)	The Company’s expected future collections of service concession arrangements as of December 31, 2020 are as follows:

Type		Amounts
		In millions of won
Less than 1 year	￦	113,646
1~ 2 years		47,353

	￦	160,999

(2)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement

The Company has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Company provides electricity generated and charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period after building, rehabilitating, and operating the power plant for approximately 30 years (2018~2048) subsequent to the completion of plant construction.

(ii)	Rights and classification of the arrangement

The Company has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Company.

(iii)	The Company’s expected future collections of service concession arrangements as of December 31, 2020 are as follows:

Type		Amounts
		In millions of won
Less than 1 year	￦	27,113
1~ 2 years		27,144
2~ 3 years		27,175
Over 3 years		525,350

	￦	606,782

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

47.	Related Parties

(1)	Related parties of the Company as of December 31, 2020 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (126 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KOREA Imouraren Uranium Investment Corp., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy, Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., KOSEP USA, Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, DG Fairhaven Power, LLC, EWP Renewable Corporation, EWPRC Biomass Holdings, LLC, Hee mang sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., VI Carbon Professional Private Special Asset Investment Trust 1, Chitose Solar Power Plant LLC., KEPCO Solar Co., Ltd. (formerly, Solar School Plant Co., Ltd.), KEPCO Energy Solution Co., Ltd., KOSPO Power Services Ltda., KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Alamosa LLC, KEPCO Solar of Alamosa, LLC, KEPCO Mangilao Holdings LLC(formerly, KEPCO-LG CNS Mangilao Holdings LLC), Mangilao Investment LLC, KEPCO Mangilao Solar, LLC(formerly, KEPCO-LG CNS Mangilao Solar, LLC), Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., Nambu USA LLC, Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., KEPCO Mangilao America LLC, Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC, TS Energy No. 25 Co., Ltd., KEPCO E&C Service Co., Ltd., KPS Partners Co., Ltd., Moha Solar Co., Ltd., KHNP USA LLC, KOMIPO Vanphong Power Service LLC, Ogiri Solar Power Co., Ltd., BSK E-New Industry Fund X, Energy Innovation Fund I

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

47.	Related Parties, Continued

(1)	Related parties of the Company as of December 31, 2020 are as follows, continued:

Type	Related party

Associates (78 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Taebaek Wind Power Co., Ltd., Taebaek Guinemi Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., Hadong Mineral Fiber Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT. Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd., Korea Electric Vehicle Charging Service, Korea Nuclear Partners Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., Yaksu ESS Co., Ltd., PND solar Co., Ltd, Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., Structure test network Co., Ltd., Namjeongsusang Solar Power Operation Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., KPGE Inc., Gwangbaek Solar Power Investment Co., Ltd., Go deok Clean Energy Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Jeju SolarOne Co., Ltd., Goesan Solar Park Co., Ltd., Saemangeum Heemang Photovoltaic Co., Ltd., Bitgoel Eco Energy Co., Ltd., Jeju Gimnyeong Wind Power Co., Ltd., Seoroseoro Sunny Power Plant Co., Ltd., Muan Solar Park Co., Ltd., YuDang Solar Co., Ltd., Anjwa Smart Farm & Solar City Co., Ltd., Daewon Green Energy Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

47.	Related Parties, Continued

(1)	Related parties of the Company as of December 31, 2020 are as follows, continued:

Type	Related party

Joint ventures (83 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Jeongam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company P.J.S.C., Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co., Pty., Ltd., Chile Solar JV SpA, Taebaek Gadeoksan Wind Power Co., Ltd., Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., DE Energia SpA, Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., Horus Solar, S.A. De C.V., Recursos Solares PV De Mexico II, S.A. De C.V., Sunmex Renovables, S.A. De C.V., Stavro Holding II A.B., Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Solaseado Solar Power Co., Ltd., Sam-Yang Photovoltaic Power Co., Ltd., NH-Amundi Global Infrastructure Investment Private Investment Trust 21, Shin-han BNPP Private Investment Trust for East-West Sunlight Dream, Pulau Indah Power Plant Sdn. Bhd., PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., DAYONE Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.), OneEnergy Asia Limited, KAS INVESTMENT I LLC, KAS INVESTMENT II LLC, Energyco LLC, CAES, LLC, Hapcheon Floating Photovoltaic Power Plant Inc., Busan Industrial Solar Power Co., Ltd., Bitsolar Energy Co., Ltd., Naepo Green Energy Co., Ltd.

Others (4 others)	Korea Development Bank, Ulleungdo Natural Energy Co., Ltd., EWP Philippines Corporation, Ecollite Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

47.	Related Parties, Continued

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	Related party transactions for the years ended December 31, 2018, 2019 and 2020 are as follows:

<Sales and Others>

			Sales and others
Company name	Transaction type		2018	2019	2020
			In millions of won
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity sales	￦	6,093	7,071	7,757
Korea Gas Corporation	Electricity sales		99,933	116,484	97,685
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		1	1	32
Daegu Photovoltaic Co., Ltd.	Electricity sales		128	327	325
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		2	2	2
Korea Electric Power Industrial Development Co., Ltd.	Service		10,422	11,085	10,833
Goseong Green Power Co., Ltd.	Electricity sales		10,024	19,245	47,701
Gangneung Eco Power Co., Ltd.	Service		4,928	7,446	10,178
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		8,468	21,218	20,791
Noeul Green Energy Co., Ltd.	Electricity sales		30	30	30
Samcheok Eco Materials Co., Ltd.	Electricity sales		605	627	700
YTN Co., Ltd.	Electricity sales		2,043	2,257	1,805
Busan Green Energy Co., Ltd.	Electricity sales		19	18	34
Gunsan Bio Energy Co., Ltd.	Electricity sales		3,611	4,755	102
Korea Electric Vehicle Charging Service	Electricity sales		578	1,029	1,956
Tamra Offshore Wind Power Co., Ltd.	Electricity sales		58	—	—
Daegu clean Energy Co., Ltd.	Electricity sales		126	—	—
Gangwon Wind Power Co., Ltd.	Electricity sales		2,402	2,433	2,109
Gwangyang Green Energy Co., Ltd.	Electricity sales		874	122	23
Bigeum Resident Photovoltaic Power Co., Ltd.	Electricity sales		—	—	85
Hyundai Green Power Co., Ltd.	Design service		14,031	13,106	17,257
Korea Power Exchange	Service		6,854	7,670	25,919
Taebaek Wind Power Co., Ltd.	Service		614	991	226
Taebaek Guinemi Wind Power Co., Ltd.	Electricity sales		—	77	37
Pyeongchang Wind Power Co., Ltd.	Design service		1,166	1,189	2,064
Daeryun Power Co., Ltd.	Electricity sales		1,731	1,879	1,947
Changjuk Wind Power Co., Ltd.	Electricity sales		758	927	2,067
GS Donghae Power Co., Ltd.	Electricity sales		7,238	15,792	31,557
KNH Solar Co., Ltd.	Electricity sales		17	17	16
S-Power Co., Ltd.	Service		9,118	6,535	6,682
PND solar Co., Ltd.	Electricity sales		12	407	409
Hyundai Ecoenergy Co., Ltd.	Electricity sales		—	117	167
YeongGwang Yaksu Wind Electric Co., Ltd.	Electricity sales		—	81	77
Korea Energy Solution Co., Ltd.	Electricity sales		—	52	7
Green Energy Electricity Generation Co., Ltd.	Electricity sales		—	—	14
Namjeongsusang Solar Power Operation Co., Ltd.	Electricity sales		—	—	14
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Electricity sales		—	—	291

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2018, 2019 and 2020 are as follows, continued:

			Sales and others
Company name	Transaction type		2018	2019	2020
			In millions of won
Muan Solar Park Co., Ltd.	Electricity sales	￦	—	—	57
Suwon New Power Co., Ltd.	Electricity sales		—	5,606	2,974
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales		—	—	30
9 Associates (Overseas)	Electricity sales and others		60,318	98,450	66,755

<Joint ventures>
Naepo Green Energy Co., Ltd.	Electricity sales		160	154	217
Cheongna Energy Co., Ltd.	Service		11,688	9,922	13,791
DAYONE Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)	Service		1,718	3,437	4,816
Daegu Green Power Co., Ltd.	Electricity sales		1,022	1,151	1,285
KAPES, Inc.	Commission		648	504	476
Honam Wind Power Co., Ltd.	Electricity sales		415	657	502
Jeongam Wind Power Co., Ltd.	Electricity sales		724	1,198	1,213
Korea Power Engineering Service Co., Ltd.	Service		840	348	203
Seokmun Energy Co., Ltd.	Service		1,897	1,495	1,932
Incheon New Power Co., Ltd.	Construction revenue		568	354	14
Chun-cheon Energy Co., Ltd.	Electricity sales		2,471	2,397	2,657
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		1,540	1,744	1,788
Yeonggwang Wind Power Co., Ltd.	Electricity sales		46	705	793
Sam-Yang Photovoltaic Power Co., Ltd.	Electricity sales		—	—	33
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Service		—	—	1,388
KW Nuclear Components Co., Ltd.	Service		839	721	1,639
KEPCO-Uhde Inc.	Electricity sales		17	15	8
Busan Shinho Solar Power Co., Ltd.	Electricity sales		362	452	353
Daesan Green Energy Co., Ltd.	Electricity sales		—	39	703
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		—	—	3
Cheong-Song Noraesan Wind Power Co., Ltd.	Electricity sales		—	6	29
Saemangeum Solar Power Co., Ltd.	Service		—	2,230	2,846
Jaeun Resident Wind Power Plant Co., Ltd.	Electricity sales		—	105	—
Dangjin Eco Power co., Ltd.	Electricity sales		3,424	4	33
Bitsolar Energy Co., Ltd.	Electricity sales		—	—	42
Haemodum Solar Co., Ltd.	Electricity sales		—	—	4
Yeongam Solar Power Co., Ltd.	Electricity sales		—	—	165
Solaseado Solar Power Co., Ltd.	Electricity sales		—	—	66
29 Joint ventures (Overseas)	Electricity sales and others		206,054	1,275,279	831,596

<Others>
Yeongwol Energy Station Co., Ltd.	Service		373	—	—
DS POWER Co., Ltd.	Service		565	—	—
Ulleungdo Natural Energy Co., Ltd.	Service		292	—	—
Korea Development Bank	Electricity sales		3,524	3,948	4,248
	Interest income		4,438	2,091	3,461

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2018, 2019 and 2020 are as follows, continued:

<Purchase and Others>

			Purchase and others
Company name	Transaction type		2018	2019	2020
			In millions of won
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity purchase	￦	828,547	689,510	552,692
Korea Gas Corporation	Purchase of power generation fuel		5,191,243	4,049,486	3,270,972
Daegu Photovoltaic Co., Ltd.	REC purchase		3,745	3,626	3,313
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	REC purchase		455	450	370
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering service fee		261,668	245,057	212,366
Goseong Green Power Co., Ltd.	Electricity purchase		—	32	—
Gangneung Eco Power Co., Ltd.	Service		19	—	—
Shin Pyeongtaek Power Co., Ltd.	Electricity purchase		—	119,162	520,737
Noeul Green Energy Co., Ltd.	REC purchase		18,282	22,767	10,634
Samcheok Eco Materials Co., Ltd.	Electricity purchase		3,819	9,425	10,713
YTN Co., Ltd.	Service		322	333	353
Busan Green Energy Co., Ltd.	Electricity purchase		25,123	13,811	18,678
Gunsan Bio Energy Co., Ltd.	Electricity purchase		—	3,022	24
Korea Electric Vehicle Charging Service	Service		605	536	581
Tamra Offshore Wind Power Co., Ltd.	Electricity purchase		8,371	—	—
Yaksu ESS Co., Ltd.	Service		—	1,191	217
Gangwon Wind Power Co., Ltd.	Electricity purchase		25,407	24,116	23,350
Hyundai Green Power Co., Ltd.	Electricity purchase		480,815	507,662	349,778
Korea Power Exchange	Trading fees		137,489	120,509	87,361
Taebaek Wind Power Co., Ltd.	Electricity purchase		8,582	7,070	4,003
Taebaek Guinemi Wind Power Co., Ltd.	Electricity purchase		—	349	5,023
Pyeongchang Wind Power Co., Ltd.	Electricity purchase		6,994	5,188	3,969
Daeryun Power Co., Ltd.	Electricity purchase		184,063	144,862	99,523
Changjuk Wind Power Co., Ltd.	Electricity purchase		7,929	6,994	6,084
GS Donghae Electric Power Co., Ltd.	Electricity purchase		780,233	681,379	660,351
KNH Solar Co., Ltd.	Electricity purchase		3,586	3,377	3,564
S-Power Co., Ltd.	Electricity purchase		507,875	522,469	293,515
Hadong Mineral Fiber Co., Ltd.	Service		60	—	—
Green Biomass Co., Ltd.	Woodchip purchase		440	—	—
YeongGwang Yaksu Wind Electric Co., Ltd	Electricity purchase		2,437	6,511	9,151
PND solar Co., Ltd.	Electricity purchase		—	557	5,234
Hyundai Ecoenergy Co., Ltd.	Electricity purchase		—	6,810	17,777
Korea Energy Solution Co., Ltd.	Electricity purchase		—	15	—
Gwangbaek Solar Power Investment Co., Ltd.	Electricity purchase		—	—	373
9 Associates (Overseas)	Electricity purchase and others		31	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2018, 2019 and 2020 are as follows, continued:

			Purchase and others
Company name	Transaction type		2018	2019	2020
			In millions of won

<Joint ventures>
Cheongna Energy Co., Ltd.	Electricity purchase	￦	58	58,747	66
DAYONE Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)	Electricity purchase		3,445	2,847	1,120
Daegu Green Power Co., Ltd.	Electricity purchase		287,008	296,464	215,224
KAPES, Inc.	Service		77,758	142,511	219,673
Honam Wind Power Co., Ltd.	Electricity purchase		7,700	5,306	4,382
Jeongam Wind Power Co., Ltd.	Electricity purchase		—	—	5,982
Korea Power Engineering Service Co., Ltd.	Service		1,765	1,774	1,594
Seokmun Energy Co., Ltd.	Electricity purchase		31,759	26,370	33,164
Chun-cheon Energy Co., Ltd.	Electricity purchase		320,954	313,471	222,069
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity purchase		11,366	11,739	11,232
Yeonggwang Wind Power Co., Ltd.	Electricity purchase		—	11,940	24,103
Sam-Yang Photovoltaic Power Co., Ltd.	Electricity purchase		—	—	3,848
Busan Shinho Solar Power Co., Ltd.	REC purchase		7,901	7,843	7,296
Global Trade Of Power System Co., Ltd.	Service		565	502	337
Expressway Solar-light Power Generation Co., Ltd.	REC purchase		3,513	3,067	2,472
Daesan Green Energy Co., Ltd.	Electricity purchase		—	—	104,854
Dangjin Eco Power Co., Ltd.	Electricity purchase		—	—	3,953
Busan Industrial Solar Power Co., Ltd.	Electricity purchase		—	—	19
Haemodum Solar Co., Ltd.	Electricity purchase		—	—	967
Yeongam Solar Power Co., Ltd.	Electricity purchase		—	—	32,208
Solaseado Solar Power Co., Ltd.	Electricity purchase		—	—	28,516
29 Joint ventures (Overseas)	Electricity purchase and others		1,404	7,232	14,767

<Others>
Yeongwol Energy Station Co., Ltd.	REC purchase		4,019	—	—
Ulleungdo Natural Energy Co., Ltd.	Service		63	—	—
Korea Development Bank	Interest expense		5,043	4,063	3,872
	Dividend paid		166,876	20	17

(4)	Receivables and payables arising from related party transactions as of December 31, 2019 and 2020 are as follows:

			Receivables		Payables
Company name	Type		2019	2020	2019	2020
			In millions of won
<Associates>
Dongducheon Dream Power Co., Ltd.	Trade receivables	￦	323	388	—	—
	Non-trade receivables and others		267	213	—	—
	Trade payables		—	—	85,920	65,794
	Non-trade payables and others		—	—	12	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2019 and 2020 are as follows, continued:

			Receivables		Payables
Company name	Type		2019	2020	2019	2020
			In millions of won
Korea Gas Corporation	Trade receivables	￦	9,267	9,969	—	—
	Non-trade receivables and others		38	95	—	—
	Trade payables		—	—	462,138	428,763
	Non-trade payables and others		—	—	560	617
Daejung Offshore Wind Power Co., Ltd.	Non-trade receivables and others		—	31	—	—
Daegu Photovoltaic Co., Ltd.	Trade payables		—	—	69	57
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		243	508	—	—
	Non-trade receivables and others		43	16	—	—
	Trade payables		—	—	3,756	133
	Non-trade payables and others		—	—	3,827	3,779
Goseong Green Power Co., Ltd.	Trade receivables		103	2,181	—	—
	Non-trade receivables and others		5,285	9,214	—	—
	Non-trade payables and others		—	—	65,626	64,986
Gangneung Eco Power Co., Ltd.	Trade receivables		115	661	—	—
	Non-trade receivables and others		65	146	—	—
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		1,013	1,348	—	—
	Non-trade receivables and others		2,281	2,823	—	—
	Trade payables		—	—	64,696	47,948
	Non-trade payables and others		—	—	61	85
Noeul Green Energy Co., Ltd.	Trade receivables		3	3	—	—
	Non-trade receivables and others		—	969	—	—
	Non-trade payables and others		—	—	1,855	—
Samcheok Eco Materials Co., Ltd.	Trade receivables		59	47	—	—
YTN Co., Ltd.	Trade receivables		97	97	—	—
Busan Green Energy Co., Ltd.	Trade receivables		1	5	—	—
	Non-trade receivables and others		—	13,946	—	—
	Non-trade payables and others		—	—	606	—
Korea Electric Vehicle Charging Service	Trade receivables		137	141	—	—
	Non-trade receivables and others		529	281	—	—
Yaksu ESS Co., Ltd.	Trade payables		—	—	525	739
Gangwon Wind Power Co., Ltd.	Trade receivables		7	6	—	—
	Trade payables		—	—	2,979	2,678
Gwangyang Green Energy Co., Ltd.	Non-trade receivables and others		1,334	1,356	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2019 and 2020 are as follows, continued:

			Receivables		Payables
Company name	Type		2019	2020	2019	2020
			In millions of won
Hyundai Green Power Co., Ltd.	Trade receivables	￦	502	554	—	—
	Trade payables		—	—	41,587	9,825
Korea Power Exchange	Trade receivables		1,142	1,608	—	—
	Non-trade receivables and others		144	24	—	—
	Trade payables		—	—	—	1,362
	Non-trade payables and others		—	—	4,160	70,456
Ecollite Co., Ltd.	Non-trade receivables and others		210	—	—	—
Taebaek Wind Power Co., Ltd.	Non-trade receivables and others		—	1,405	—	—
	Trade payables		—	—	358	443
	Non-trade payables and others		—	—	243	—
Taebaek Guinemi Wind Power Co., Ltd.	Non-trade receivables and others		2	—	—	—
	Trade payables		—	—	190	413
	Non-trade payables and others		—	—	—	509
Pyeongchang Wind Power Co., Ltd.	Trade receivables		4	3	—	—
Daeryun Power Co., Ltd.	Trade receivables		144	189	—	—
	Trade payables		—	—	19,843	16,079
Changjuk Wind Power Co., Ltd.	Trade payables		—	—	447	461
	Non-trade payables and others		—	—	280	309
GS Donghae Electric power Co., Ltd.	Trade receivables		175	386	—	—
	Non-trade receivables and others		367	321	—	—
	Trade payables		—	—	69,811	91,213
	Non-trade payables and others		—	—	16	36
KNH Solar Co., Ltd.	Trade receivables		1	1	—	—
	Trade payables		—	—	—	14
	Non-trade payables and others		—	—	—	187
S-Power Co., Ltd.	Trade receivables		89	137	—	—
	Non-trade receivables and others		43	46	—	—
	Trade payables		—	—	53,705	23,415
PND solar Co., Ltd.	Trade payables		—	—	—	58
Hyundai Ecoenergy Co., Ltd.	Trade receivables		16	16	—	—
YeongGwang Yaksu Wind Electric Co., Ltd.	Trade receivables		5	8	—	—
Muan Solar Park Co., Ltd.	Trade receivables		—	24	—	—
Go deok Clean Energy Co., Ltd.	Non-trade receivables and others		—	1	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2019 and 2020 are as follows, continued:

			Receivables		Payables
Company name	Type		2019	2020	2019	2020
			In millions of won
Suwon New Power Co., Ltd.	Trade receivables	￦	—	2	—	—
	Non-trade receivables and others		2,939	712	—	—
6 Associates (Overseas)	Non-trade receivables and others		1,112	3,248	—	—

<Joint ventures>
Naepo Green Energy Co., Ltd.	Trade receivables		18	56	—	—
DAYONE Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)	Trade receivables		128	57	—	—
	Non-trade receivables and others		12,532	11,749	—	—
	Trade payables		—	—	175	10
	Non-trade payables and others		—	—	9,178	9,119
Daegu Green Power Co., Ltd.	Trade receivables		113	44	—	—
	Non-trade receivables and others		1	55	—	—
	Trade payables		—	—	28,980	26,213
KAPES, Inc.	Trade receivables		1	2	—	—
	Non-trade receivables and others		—	5,172	—	—
	Non-trade payables and others		—	—	50,738	20,577
Honam Wind Power Co., Ltd.	Trade payables		—	—	347	216
	Non-trade payables and others		—	—	1,671	345
Jeongam Wind Power Co., Ltd.	Trade receivables		165	—	—	—
	Non-trade receivables and others		—	162	—	—
	Non-trade payables and others		—	—	6	692
Korea Power Engineering Service Co.,Ltd.	Non-trade receivables and others		74	43	—	—
Seokmun Energy Co., Ltd.	Trade receivables		51	62	—	—
	Non-trade receivables and others		136	9,460	—	—
	Trade payables		—	—	—	4,898
	Non-trade payables and others		—	—	4,750	9,559
Chun-cheon Energy Co., Ltd.	Trade receivables		260	98	—	—
	Non-trade receivables and others		5,362	165	—	—
	Trade payables		—	—	23,438	27,428
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables		6	8	—	—
	Non-trade receivables and others		157	159	—	—
	Trade payables		—	—	671	405
	Non-trade payables and others		—	—	1,526	1,747
Cheongna Energy Co., Ltd.	Trade receivables		1,074	1,592	—	—
	Non-trade receivables and others		—	1,186	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2019 and 2020 are as follows, continued:

			Receivables		Payables
Company name	Type		2019	2020	2019	2020
			In millions of won
Yeonggwang Wind Power Co., Ltd.	Trade receivables	￦	10	12	—	—
	Non-trade receivables and others		54	54	—	—
	Trade payables		—	—	—	886
	Non-trade payables and others		—	—	2,432	3,038
Sam-Yang Photovoltaic Power Co., Ltd.	Trade receivables		—	5	—	—
	Non-trade payables and others		—	—	—	625
KW Nuclear Components Co., Ltd.	Trade receivables		4	4	—	—
	Non-trade receivables and others		15	—	—	—
KEPCO-Uhde Inc.	Non-trade payables		—	—	9	—
Busan Shinho Solar Power Co., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	148	135
	Non-trade payables and others		—	—	733	780
Daesan Green Energy Co., Ltd.	Trade receivables		6	11	—	—
	Non-trade receivables and others		—	216	—	—
	Trade payables		—	—	—	7,694
Taebaek Gadeoksan Wind Power Co., Ltd.	Non-trade receivables and others		—	5	—	—
	Trade payables		—	—	—	2,473
	Non-trade payables and others		—	—	—	5
Cheong-Song Noraesan Wind Power Co., Ltd.	Trade receivables		1	2	—	—
Saemangeum Solar Power Co., Ltd.	Non-trade receivables and others		2,197	3,141	—	—
Dangjin Eco Power Co., Ltd.	Trade receivables		2	3	—	—
	Trade payables		—	—	—	326
Busan Industrial Solar Power Co., Ltd.	Trade payables		—	—	—	1
Yeongam Solar Power Co., Ltd.	Trade receivables		—	26	—	—
	Trade payables		—	—	—	14,652
15 Joint ventures (Overseas)	Trade receivables		51,700	58,839	—	—
	Non-trade receivables and others		13,652	17,217	—	—
	Non-trade payables and others		—	—	87,395	105,682

<Others>
Korea Development Bank	Accrued interest income		1,630	51	—	—
	Non-trade receivables and others		146,416	206,916	—	—
	Non-trade payables and others		—	—	152	123
	Derivatives		41,368	20,167	6,531	20,001

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

47.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of December 31, 2019 and 2020 are as follows:

Type	Company name		Beginning balance	Loans	Collection	Others	Ending balance
			In millions of won
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	￦	28,676	92	—	(1,619)	27,149
	(Allowance for doubtful accounts)		(7,325)	—	—	2,079	(5,246)
Associates	PT. Cirebon Electric Power		578	—	(609)	31	—
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		20,955	—	—	(1,263)	19,692
Associates	PT. Wampu Electric Power		16,502	—	(4,474)	330	12,358
Associates	Gunsan Bio Energy Co., Ltd.		12,396	—	—	—	12,396
	(Allowance for doubtful accounts)		(10,128)	—	—	—	(10,128)
Associates	Bigeum Resident Photovoltaic Power Co., Ltd.		—	3,500	—	—	3,500
Associates	Daejung Offshore Wind Power Co., Ltd.		—	1,000	—	—	1,000
Joint ventures	DAYONE Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)		2,465	—	(2,465)	—	—
	(Allowance for doubtful accounts)		(2,465)	—	2,465	—	—
Joint ventures	Solaseado Solar Power Co., Ltd.		—	64,000	—	—	64,000
Joint ventures	Recursos Solares PV De Mexico II, S.A. De C.V. DE C.V.		1,055	4,458	—	(669)	4,844
Joint ventures	Horus Solar, S.A. De C.V.		3,323	11,404	—	(1,347)	13,380
Joint ventures	SUNMEX RENOVABLES, S.A. DE C.V.		144	1,755	—	(57)	1,842
Joint ventures	Kelar S.A.		42,158	—	—	(2,542)	39,616
Joint ventures	Chun-cheon Energy Co., Ltd.		5,057	—	(5,057)	—	—
Joint ventures	DE Energia SpA		6,632	—	—	(400)	6,232
Joint ventures	Daehan Wind Power PSC		—	11,852	—	(1,152)	10,700
Joint ventures	PT. Tanjung Power Indonesia		—	777	—	(72)	705
Joint ventures	Bitsolar Energy Co., Ltd.,		—	3,165	—	—	3,165

		￦	120,023	102,003	(10,140)	(6,681)	205,205

(6)	Borrowings arising from related party transactions as of December 31, 2019 and 2020 are as follows:

Related parties	Type		Beginning balance	Borrowings	Repayment	Others	Ending balance
			In millions of won
Korea Development Bank	Facility	￦	59,845	—	(9,552)	—	50,293
	Others		3,500	—	(554)	—	2,946
	Operating funds		179,000	152,961	(187,511)	(150)	144,300
	Syndicated Loan		17,085	—	(1,063)	(99)	15,923
	EBL		—	43,485	—	(3,392)	40,093

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2020 are as follows:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees	USD 70,000	SMBC Ho Chi Minh and others
		Debt guarantees	USD 285,000	SMBC Singapore
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD 900,000	Export-Import Bank of Korea and others
		Performance guarantees and others	USD 4,439,920
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees(*12)	USD 206,494	EPS Renewables Holdings, LLC, Santander Bank and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 158,718	EPS Renewables Holdings, LLC, Santander Bank and others
Korea Electric Power Corporation	RE Barren Ridge 1 Holdings LLC	Performance guarantees(*12)	USD 135,783	Firstar Development, LLC, Santander Bank and others
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR 6,508	Hana Bank
		Performance guarantees	SAR 68,054
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD 100,000	ING Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Performance guarantees	USD 16,800	Shinhan Bank
Korea Electric Power Corporation	Pulau Indah Power Plant Sdn. Bhd.	Performance guarantees	MYR 7,500	Maybank
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 4,940	Kookmin Bank and others
		Guarantees for supplemental funding and others(*1)	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2020 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD 2,500	Krung Thai Bank
		Collateralized money invested	KRW 64,570
		Impounding bonus guarantees	USD 5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 11,200	National Bank of Kuwait
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 2,066	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested(*7)	KRW 45,041	Kookmin Bank and others
		Debt guarantees	KRW 20,300	BNK Securities
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW 1,780	Woori Bank
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 210	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 69,591	Kookmin Bank
		Guarantees for supplemental funding(*1)	—	Kookmin Bank and others
Korea Western Power Co., Ltd.	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW 3,065	Nonghyup Bank
Korea Western Power Co., Ltd.	Sam-Yang Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 5,535	Korea Development Bank and others
		Guarantees for supplemental funding(*1)	—
Korea Western Power Co., Ltd.	Muan Solar Park Co., Ltd.	Collateralized money invested	KRW 4,180	IBK and others
Korea Western Power Co., Ltd.	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW 5,510	Hana Bank and others
		Guarantees for supplemental funding(*1)	—
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 5,378	Korea Development Bank and others

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2020 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 14,814	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 27,518	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW 90,800
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 3,887	Shinhan Bank and others
		Guarantees for supplemental funding(*1)	—
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 244,426	Korea Development Bank and others
		Guarantees for supplemental funding(*1)	—
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,124	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 17,256	KDB Capital Corporation and others
		Guarantees for supplemental funding(*1)	—
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 22,552	IBK
		Guarantees for supplemental funding(*1)	KRW 18,989
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 13,362	Samsung Fire & Marine Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD 24,544	Sumitomo mitsui banking
		Other guarantees	USD 3,150	PT Adaro Indonesia
		Guarantees for supplemental funding(*1)	—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW 33,063	MUFG and others

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2020 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees	USD 14,400	Societe Generale
		Collateralized money invested	KRW 31,897	JCSD Trustee Services Limited and others
EWP Barbados 1 SRL	South Jamaica Power Company Limited	Guarantees for supplemental funding(*1,3)	—	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	DE Energia SpA	Collateralized money invested	KRW 8,187	Mirae Asset Daewoo Co., Ltd. and others
		Debt guarantees	USD 5,728
		Payment guarantees(*10)	USD 1,066	Hana Bank
Korea East-West Power Co., Ltd.	Bitsolar Energy Co., Ltd.	Collateralized money invested	KRW 352	Mirae Asset Life Insurance Co., Ltd. and others
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW 2,436	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 26,353	Korea Development Bank and others
		Guarantees for supplemental funding and others(*1)	KRW 8,000
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 23,045	Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD 57,987	Hana Bank, MUFG
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Performance guarantees	USD 3,600	Shinhan Bank
		Payment guarantees(*9)	USD 1,898	Hana Bank
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 5,027	Woori Bank and Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW 3,087	IBK

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2020 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies
Korea Southern Power Co., Ltd.	Jeongam Wind Power Co., Ltd.	Performance guarantees	—	SK Securities.Co., LTD., KDB Capital Corporation, and others
		Collateralized money invested	KRW 4,620
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees(*4)	—	SEM Investment Co., Ltd.
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW 7,379	Kookmin Bank and others
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested(*11)	—	IBK and others
		Guarantees for supplemental funding and others(*1)	KRW 30,000
		Guarantees for other supplemental funding and performance guarantees(*1)	—
KOSPO Chile SpA	Kelar S.A.	Collateralized money invested	KRW 71,449	Export-Import Bank of Korea and others
KOSPO Chile SpA	Chester Solar I SpA	Collateralized money invested	KRW 1,621	IBK
KOSPO Chile SpA	Chester Solar IV SpA	Collateralized money invested	KRW 1,064
KOSPO Chile SpA	Chester Solar V SpA	Collateralized money invested	KRW 277
KOSPO Chile SpA	Diego de Almagro Solar Spa	Collateralized money invested	KRW 1,490
KOSPO Chile SpA	Laurel SpA	Collateralized money invested	KRW 1,092
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric Co., Ltd.	Collateralized money invested	KRW 312	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 132,774	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 10,038	Mizuho Bank
Korea Midland Power Co., Ltd.	PT. Wampu Electric Power	Debt guarantees	USD 5,271	SMBC

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2020 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW 25	IBK
		Guarantees for supplemental funding and others(*1)	—	IBK and others
Korea Midland Power Co., Ltd.	Yaksu ESS Co., Ltd.	Collateralized money invested	KRW 454	IBK
Korea Midland Power Co., Ltd.	Namjeongsusang Solar Power Operation Co., Ltd.	Collateralized money invested	KRW 103	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW 4,682	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW 1,096	IBK
Korea Midland Power Co., Ltd.	Goesan Solar Park Co., Ltd.	Collateralized money invested	KRW 1,684	IBK
Korea Midland Power Co., Ltd.	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW 29	IBK and others
		Guarantees for supplemental funding(*1)	—
Korea South-East Power Co., Ltd.	DAYONE Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)	Collateralized money invested(*5)	—	IBK
		Guarantees for supplemental funding and others(*1,6)	KRW 76,800	NH investment & securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	S-Power Co., Ltd.	Collateralized money invested	KRW 110,292	Korea Development Bank and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 15,930	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 18,200	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Expressway Solar- light Power Generation Co., Ltd.	Guarantees for supplemental funding(*1,2)	KRW 2,500	Woori Bank
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested	KRW 2,186	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW 2,368	Kyobo Life Insurance Co., Ltd. and others

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2020 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Guarantee
In millions of won and thousands of foreign currencies
Korea South-East Power Co., Ltd.	PND solar Co., Ltd.	Collateralized money invested	KRW 1,149	IBK
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW 4,250	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 2,195	IBK
Korea South-East Power Co., Ltd.	Cheongsong Myeonbongsan Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 4,124	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Youngam Solar Power Co., Ltd.	Collateralized money invested	KRW 6,042	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested	KRW 2,607	Shinhan Bank and others
Korea South-East Power Co., Ltd.	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested	KRW 11,022	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	KRW 4,197	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 8,778	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW 3,453	Woori Bank and others
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested(*8)	—	Shinhan Bank
		Guarantees for supplemental funding(*1)	—

(*1)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.

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

(*3)

This includes a guarantee for the shareholder’s capital payment in connection with the business of 190MW gas complex thermal power plant in Jamaica. EWP Barbados 1 SRL’s capital contribution amount is USD 18,400 thousand and there is no residual guarantee amount among total collateral limit.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2020 are as follows, continued:

(*4)

Controlling and non-controlling common shareholders of Samcheok Eco Materials Co., Ltd. have pre-emption rights, if preferred shareholders intend to sell their shares until December 26, 2023. The promised yield of the preferred stock is guaranteed through the transaction. As of December 31, 2020, the Company has recognized derivative liabilities of ￦6,760 million related to the guarantee. Meanwhile, the Company is under an agreement with Samcheok Eco Materials Co., Ltd. that if a damage incurs related to the fulfillment of obligations pursuant to the mandatory contract of coal ash supply, compensation for the expected amount of the damage should be settled.

(*5)

The Company recognized an impairment loss on all of the equity securities of DAYONE Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.) before the prior year, and the acquisition cost of the securities provided as collateral is ￦47,067 million.

(*6)

Pursuant to the guarantee agreement, the Company recognized other provisions of ￦26,772 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*7)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Company were pledged as collateral.

(*8)

The Company recognized an impairment loss on all of the equity securities of Incheon New Power Co., Ltd. during the year ended December 31, 2019, and the acquisition cost of the securities provided as collateral is ￦461 million.

(*9)	The Company provided a payment guarantee to Daehan Wind Power PSC for opening LC for Debt Service Reserve Account (DSRA).

(*10)	This includes a guarantee related to LC for debt repayment allowance provided to DE Energia SpA, a joint venture of the Company.

(*11)

The Company recognized an impairment loss on all of the equity securities of Naepo Green Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ￦29,200 million.

(*12)	The credit limits of guarantees to RE Holiday Holdings LLC and RE Barren Ridge 1 Holdings LLC include the credit limits of guarantees to their subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

47.	Related Parties, Continued

(8)	As of December 31, 2020, there is no financial guarantee provided by related parties.

(9)	Derivatives transactions with related parties as of December 31, 2020 are as follows:

(i)	Currency Swap

Counterparty	Contract year		Contract Amount		Contract interest rate per annum			Contract exchange rate
			Pay	Receive	Pay (%)	Receive (%)
	In millions of won and thousands of foreign currencies except contract exchange rate information
Korea Development Bank	2019~2024	￦	177,600	USD 150,000	1.24%	2.50%	￦	1,184.00
	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
	2016~2021		121,000	USD 100,000	2.15%	2.50%		1,210.00
	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
	2018~2021		212,960	USD 200,000	2.10%	3.00%		1,064.80
	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00
	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80

(ii)	Currency forward

Counterparty	Contract date	Maturity date		Contract amounts			Contract exchange rate
				Pay	Receive
	In millions of won and thousands of USD except contract exchange rate information
Korea Development Banko	2017.12.27	2021.07.12	￦	104,849	USD 100,000	￦	1,048.49
	2020.12.18	2021.01.28		5,469	USD 5,000		1,093.75
	2020.12.30	2021.02.19		5,436	USD 5,000		1,087.16
	2020.12.15	2021.01.05		1,092	USD 1,000		1,092.10
	2020.12.29	2021.01.05		6,791	USD 6,200		1,095.35

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

47.	Related Parties, Continued

(10)

The Company considers all standing directors of the Board who serve as executive officers responsible for planning, operations and/or control of business activities, as key management personnel, except a standing director who is a member of the Audit Committee. The Company recorded salaries and other compensations related to the key management personnel as follows:

Type		2018	2019	2020
		In millions of won
Salaries	￦	1,106	1,315	1,295
Retirement benefits		24	31	58

	￦	1,130	1,346	1,353

48.	Statement of Cash Flows

(1)	Significant non-cash transactions for the years ended December 31, 2018, 2019, and 2020 are as follows:

Transactions		2018	2019	2020
		In millions of won
Transfer from construction-in-progress to other assets	￦	8,656,252	14,052,094	10,189,527
Recognition of asset retirement cost and related provision for decommissioning costs		310,272	2,425,668	895,507
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		482,699	376,103	395,921
Transfer from long-term borrowings and debt securities to current portion of long-term borrowings and debt securities		7,100,846	7,759,284	9,237,883
Transfer from inventory to stored nuclear fuel		—	1,129,374	1,055,974
Transfer of right-of-use assets due to change in accounting policy and others		—	5,364,647	291,334

(2)	Changes in liabilities incurred from financing activities for the years ended December 31, 2019, and 2020 are as follows:

		2019
				Non-cash changes
		Beginning balance	Cash flows	Increase	Changes in accounting policies	Effect of exchange rate fluctuations and others	Increase from the business combination	Ending balance
		In millions of won
Borrowings and debt securities	￦	61,034,626	6,342,074	—	—	496,940	2,900	67,876,540
Lease liabilities		283,806	(573,437)	218,800	4,943,584	197,380	—	5,070,133

	￦	61,318,432	5,768,637	218,800	4,943,584	694,080	2,900	72,946,673

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

48.	Statement of Cash Flows, Continued

(2)	Changes in liabilities incurred from financing activities for the years ended December 31, 2019, and 2020 are as follows, continued:

		2020
				Non-cash changes
		Beginning balance	Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
		In millions of won
Borrowings and debt securities	￦	67,876,541	2,538,787	—	(690,747)	69,724,581
Lease liabilities		5,070,133	(613,977)	275,686	(110,746)	4,621,096

	￦	72,946,674	1,924,810	275,686	(801,493)	74,345,677

49.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of December 31, 2019 and 2020 are as follows:

		2019		2020
Contracts		Commitment amounts	Remaining liability balances	Commitment amounts	Remaining liability balances
		In millions of won
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	￦	56,408	24,721	56,574	16,038
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shin-Tangjung)		45,390	32,876	45,390	32,876
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		36,143	36,143	36,143	29,898
Purchase of GIS (362kV, 6300A, 63kA) 26CB – Hwasung S/S		40,010	15,300	40,010	8,328
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	9,700	37,744	2,244
Purchase of cable (FR CNCO-W, 1C, 325SQ) 1,400,000M		59,716	37,249	59,716	37,249
Purchase of switch (Eco) 9,360 units		40,631	24,031	40,631	24,031
Purchase of cable (TR CNCE-W/AL, 1C, 400SQ) 2,654,400M		36,063	6,243	35,708	—
Purchase of cable (TR CNCE-W,1C,600SQ) 551,200M		—	—	37,288	23,100
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 4,464,000M		—	—	82,622	51,130
Purchase of cable (FR CNCO-W,1C,325SQ) 1,092,000M		—	—	42,068	35,358

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

49.	Commitments for Expenditure, Continued

(1)	The commitments for acquisition of property, plant and equipment as of December 31, 2019 and 2020 are as follows, continued:

		2019		2020
Contracts		Commitment amounts	Remaining liability balances	Commitment amounts	Remaining liability balances
		In millions of won
Concrete pole (10M, general purpose, 350KGF) 102,435 ea and five other equipments	￦	—	—	91,889	80,904
Construction of Shin-Kori units (#5,6)		8,625,387	4,479,956	8,625,387	3,256,117
Construction of Shin-Hanul units (#1,2)		8,306,149	—	9,443,635	160,512
Other 20 contracts		352,710	122,890	107,586	58,466
Service of designing Seoul Combined units (#1,2)		30,778	2,119	31,841	984
Purchase of main machine for construction of Seoul Combined units (#1,2)		331,249	15,918	331,249	—
Construction of Seoul Combined units (#1,2)		387,722	31,150	409,597	—
Service of designing Shin-Boryeong units (#1,2)		120,668	888	121,163	521
Purchase of main machine for construction of Shin-Boryeong units (#1,2)		816,317	4,955	816,317	—
Purchase of furnace for construction of Shin-Seocheon thermal power plant		305,209	43,388	305,209	29,042
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant		105,226	10,736	105,226	8,279
Electricity construction of Shin-Seocheon thermal power plant		231,196	87,874	282,234	13,524
Purchase of main machine for Jeju LNG combined		166,287	12,088	166,287	11,182
Service of designing Taean units (#9,10)		112,483	12,862	112,813	12,933
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant		104,600	104,600	104,600	41,840
Purchase of steam turbine, HRSG and POWER BLOCK of Gimpo combined heat & power plant		—	—	210,900	147,630
Purchase of coal handling machine for construction of Samcheok units (#1,2)		282,927	42,785	285,158	22,751
Purchase of furnace main equipment for construction of Samcheok units (#1,2)		1,066,824	11,771	1,065,141	11,609
Purchase of turbine main equipment for Samcheok units (#1,2)		223,550	132	211,349	125
Purchase of main equipment for Namjeju		138,486	84,982	140,144	112

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

49.	Commitments for Expenditure, Continued

(2)	As of December 31, 2020, details of contracts for inventory purchase commitment are as follows:

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

Type	Periods	Contracted quantity
Concentrate	2020 ~ 2030	32,435 Ton U3O8
Transformed	2020 ~ 2030	18,088 Ton U
Enrichment	2020 ~ 2030	17,667 Ton SWU

In addition, the contracted quantity of the molded uranium between Korea Hydro & Nuclear Power Co., Ltd. and KEPCO Nuclear Fuel Co., Ltd., which are subsidiaries of the Company, is 1,572 Ton U (contract period : 2009~2024).

50.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of December 31, 2019 and 2020 are as follows:

	2019			2020
	Number of cases	Claim amount		Number of cases	Claim amount
	In millions of won
As the defendant	586	￦	697,835	663	￦	550,535
As the plaintiff	199		707,287	200		729,798

A group of plaintiffs (consisting of 2,167 individuals) filed a lawsuit against NSSC (Nuclear Safety and Security Commission) regarding NSSC’s approval on May 18, 2015 of extending the operation of Wolsong unit 1 nuclear power plant. The appeal has been dismissed on May 29, 2020, resulting in plaintiffs’ loss. Also, Greenpeace and others filed an administrative litigation against NSSC requesting cancelation of the construction permit of Shin-Kori unit 5 and 6 in September 12, 2016 and lost the lawsuit in February 14, 2019. They appealed the case in March 18, 2019, but the appeal had been dismissed on January 8, 2021. Thus plaintiffs filed an appeal to the Supreme Court of Korea. The Company joined these litigations as a stakeholder after obtaining permission from the court.

As of December 31, 2020, in connection with Shin-Hanul unit 3 & 4, the Company has received communications from a vendor for costs incurred for the preliminary work of the main equipment and associated compensation due to the discontinuation of the construction. The Company does not believe that it has a present obligation to this vendor, and that it is probable that the Company will prevail if a lawsuit is filed against the Company. In addition, the Company cannot reliably estimate the potential economic outflow related to the obligation as of December 31, 2020.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

50.	Contingencies and Commitments, Continued

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of December 31, 2019 and 2020 are as follows, continued:

The Company is the defendant against a number of claims. The following is potentially significant ongoing claims pertaining to the Company:

①

There is an ongoing claim against the Company from a group of plaintiffs (consisting of 3,910 individuals) regarding the contribution to plan assets and payment of retirement benefits. The Company recognized ￦11,730 million as litigation provisions in relation to the lawsuit.

②

There is an ongoing claim against the Company due to disagreements over contract details regarding the construction of the waste refinement power generation plant for Next Energy Co., Ltd., including commencement of commercial operation, however, the Company has not recognized any provision, as the outcome of the lawsuit and the related amount and timing of economic benefit outflow that the Company may be liable for cannot be reasonably estimated as of December 31, 2020.

③

There are multiple ongoing claims against the Company related to ordinary wages, requesting payment of unpaid wages. The Company believes that the possibility of the outflow of economic benefits is probable on the ongoing and the expected lawsuits. Accordingly, the Company recognized ￦8,307 million as litigation provisions in relation to the lawsuit as of December 31, 2020.

In addition to the abovementioned significant ongoing claims, there are 10 arbitration cases pertaining to the Company as of December 31, 2020 and the significant arbitration cases for the year ended December 31, 2020 are as follows:

①

The Company has been accused of breach of contract in relation to ERP software, which is provided by SAP Korea Ltd. The litigation was filed in the International Court of Arbitration of the International Chamber of Commerce. The Company has recognized ￦1,319 million of litigation provision in relation to the lawsuit.

②

In relation to the electric power IT modernization project in Kerala, India, Enzen, a subcontractor, filed an arbitration against the Company to the Indian Council of Arbitration due to disagreements in the contract, but the Company has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

③

Two companies including GE Energy Products France SNC filed an arbitration against the Company to Korea Commercial Arbitration Board regarding additional payment of construction costs, but the Company has not recognized any provision because the probability of economic benefit outflow is remote and the related amount cannot be reliably estimated.

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2019 and 2020 are as follows:

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

50.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2019 and 2020 are as follows, continued:

②

The Company has provided PT. Perusahaan Listrik Negara performance guarantee up to USD 2,293 thousand and investment guarantee up to USD 43,500 thousand to Mizuho bank and others in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

③

The Company has provided MUFG Bank, Ltd. (MUFG) borrowing guarantee up to USD 41,258 thousand in proportion to its ownership in the equity bridge loan (EBL) guarantee with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

④

The Company has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank with the guarantees of mutual investment of USD 2,192 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

⑤

The Company has provided USD 16,000 thousand of business performance guarantees to AEP Texas, Inc., for the construction, ownership, operation, and related cost-bearing implementation of electric power transmission equipment regarding Concho Valley solar business in the United States.

⑥

The Company has provided a guarantee to complete the construction of the waste oil refining power generation plant of Next energy Co.,Ltd. (contract amount : ￦14,700 million) to the financial institution agents, thus the Company is liable to compensate to financial institution agents for the any damages incurred in the event of incompletion of the construction. Also, the power generation guarantee agreement was concluded in connection with the consignment service for management and operations (the repayment period of the principal of the loan) after the completion of the construction. If the amount of power generated falls short of the contracted power generation amount, the Company will be liable to pay compensation for the shortage. The Company has recognized ~~￦~~13,500 million as a provision based on the assessment of expected outflow of resources.

⑦

The Company has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of December 31, 2020.

(3)	Credit lines provided by financial institutions as of December 31, 2020 are as follows:

Commitments	Financial institutions	Currency	Credit limit	Used amount
		In millions of won and thousands of foreign currencies
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,936,500	229,960
Commitments on Bank-daylight overdraft	Nonghyup Bank	KRW	280,000	—
Limit amount available for CP	Hana Bank	KRW	1,150,000	1,150,000
Limit amount available for card	Hana Bank and others	KRW	47,104	5,378
	Banco de Oro	PHP	5,000	3,000

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

50.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions as of December 31, 2020 are as follows, continued:

Commitments	Financial institutions	Currency	Credit limit	Used amount
		In millions of won and thousands of foreign currencies
Loan limit	Kookmin Bank and others	KRW	1,752,333	957,924
	DBS Bank and others	USD	1,809,700	55,393
Certification of payment on payables from foreign country	Nonghyup Bank	USD	8,700	7,912
Certification of payment on L/C	Shinhan Bank and others	USD	938,400	90,240
	Mizuho Bank	MXN	3,666	3,666
Certification of Performance guarantee on contract	Seoul Guarantee Insurance and others	KRW	66,890	59,677
	First Abu Dhabi Bank and others	USD	1,036,334	834,223
	Korea Development Bank and others	JPY	637,670	637,670
	Hana Bank	EUR	4,065	4,065
	Shinhan Bank	INR	6,806	6,806
	Hana Bank	CAD	148	148
	Maybank	MYR	7,500	7,500
	Hana Bank	SAR	68,054	68,054
Certification of bidding	Hana Bank	USD	10,000	197
	Hana Bank	EUR	2	2
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	40,153	40,153
	Export-Import Bank of Korea and others	USD	550,616	498,761
	Hana Bank	SAR	6,508	6,508
	Hana Bank	MXN	20,538	20,538
Others	Nonghyup Bank and others	KRW	654,162	32,009
	Export-Import Bank of Korea and others	USD	2,268,158	1,819,226
	Shinhan Bank	JPY	381,210	381,210
	Standard Chartered	AED	50	50
	Shinhan Bank	MXN	6,471	4,901
Inclusive credit	Hana Bank	KRW	8,000	927
	Hana Bank and others	USD	30,722	17,236
	Shinhan Bank	INR	70,028	70,028
Trade finance	BNP Paribas and others	USD	750,000	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

50.	Contingencies and Commitments, Continued

(4)	As of December 31, 2020, blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description
	In millions of won and thousands of foreign currencies
Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	275,600	Collateral for borrowings(*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	171,600	Collateral for borrowings(*2)
SE Green Energy Co., Ltd.	DB Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	149,500	Collateral for borrowings(*2)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents	KRW	327,800	Collateral for borrowings(*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Land, buildings, structures and machinery and others	KRW	110,500	Collateral for borrowings(*2)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents	KRW	396,120	Collateral for borrowings(*2)
Gyeongju Wind Power Co., Ltd.	Samsung Fire & Marine Insurance Co., Ltd. and Others	Property, plant and equipment and others	KRW	110,240	Collateral for borrowings(*2)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and Others	Utility plant and others	KRW	293,400	Collateral for borrowings(*2)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	236,570	Collateral for borrowings(*1)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

50.	Contingencies and Commitments, Continued

(4)	As of December 31, 2020, blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows, continued:

Guarantor	Guarantee	Type of guarantee	Currency	Amount	Description
	In millions of won and thousands of foreign currencies
KST Electric Power Company, S.A.P.I. de C.V.	The Export—Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	401,277	Collateral for debt securities (*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	276,960	Collateral for borrowings (*2)
TS Energy No. 25 Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	521,281	Collateral for borrowings (*2)

(*1)	This is based on the amount of loan commitment limit.

(*2)	As of December 31, 2020, the Company has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.

The Company has ￦1,197 million of project loans from Korea Energy Agency as of December 31, 2020. The Company has provided a blank check as a repayment guarantee.

(5)

The Company temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ￦69,532 million as of December 31, 2020, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ￦46 million and depreciation on the idle assets of ￦6,604 million are recorded in other expenses for the year ended December 31, 2020. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Company is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of December 31, 2020.

(6)

Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Company can exercise the property rights for the Company’s facility in the Gaeseong Industrial District as of December 31, 2020. The book value of facility is ￦15,524 million and the amount of trade receivables related to the companies residing in Gaeseong industrial complex is ￦2,911 million. The outcome of this event cannot be reasonably estimated as of December 31, 2020.

(7)

In connection with the electric power IT modernization project in Kerala, India, negotiations are underway due to disagreements in the contract regarding the existence and the scope of a warranty obligation. However, the Company has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of December 31, 2020.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

50.	Contingencies and Commitments, Continued

(4)	As of December 31, 2020, blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows, continued:

(8)

To prevent the spread of COVID-19, a variety of prevention and control measures, including movement restrictions, are being implemented worldwide, and as a result, the global economy is being affected extensively. In addition, various forms of government policies are being announced to cope with COVID-19. The Company was unable to reasonably estimate the impact of COVID-19 and the impact of the government support policies on the Company’s consolidated financial statements as of December 31, 2020, and the resulting effects have not been reflected in the consolidated financial statements.

51.	Business Combination

(1)	Details of the business combination that occurred for the year ended December 31, 2019 are as follows:

Company	Key operation activities	Date of merger	Transfer price
	In millions of won
Eumseong Natural Gas Power Co., Ltd.	Power generation	2019.12.23	225,758

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

(2)	Details of the transfer price at fair value given by the acquirer of the business combination for the year ended December 31, 2019 are as follows:

Type		Amounts
		In millions of won
Cash and cash equivalents(*)	￦	166,700
Fair value of the shares owned before the acquisition		59,058

	￦	225,758

(*)	The outstanding payment of ￦10,000 million as of December 31, 2019, has been received during the current year.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

51.	Business Combination, Continued

(3)	The fair values of assets and liabilities acquired through the business combination at the acquisition date for the year ended December 31, 2019 are as follows:

Type		Amounts
		In millions of won
Fair value of the identifiable assets
Current assets
Cash and cash equivalents	￦	2,389
Trade and other receivables		55
Non-current assets
Property, plant and equipment		54
Intangible assets		172,434
Other assets		60
Fair value of the identifiable liabilities
Current liabilities
Borrowings		(2,900)
Non-current liabilities
Deferred tax liabilities		(41,729)

	￦	130,363

(4)	Details of goodwill resulting from the business combination for the year ended December 31, 2019 are as follows:

Type		Amounts
		In millions of won
Fair value of transfer price	￦	225,758
Less : Fair value of the identifiable net assets		(130,363)

	￦	95,395

Goodwill arose from the business combination due to the transfer price including the premium to obtain control paid in order to acquire Eumseong Natural Gas Power Co., Ltd. It also includes expectation of synergy effect and future growth in profits derived from business combination with LNG combined power generation project. These business rights can be separated from goodwill which satisfies the recognition requirements and thus the business rights have been recognized as a separate intangible asset.

On the contrary, the expected benefits such as direct fuel acquisition and reduce costs for O&M did not satisfy the recognition requirements for identifiable intangible assets and thus were not recognized separately from the goodwill.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES

Notes to the Consolidated Financial Statements, Continued

December 31, 2019 and 2020

51.	Business Combination, Continued

(5)	Net cash outflows from the business combination for the years ended December 31, 2019 and 2020 are as follows:

Type		2019	2020
		In millions of won
Cash paid for the acquisition	￦	156,700	10,000
Less: Cash and cash equivalents received		(2,389)	—

	￦	154,311	10,000

(6)	Fees for legal service, due diligence and others relating to the business combination amounted to ￦24 million.

The fees were excluded from the transfer price and recognized as selling and administrative expenses in the statement of comprehensive income (loss) for the year ended December 31, 2019.

(7)

There is no sale or net profit included in the statement of comprehensive income (loss) for the year ended December 31, 2019, in relation to additional business launched by Eumseong Natural Gas Power Co., Ltd.

52.	Subsequent Events

Subsequent to December 31, 2020, Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd. and Korea Southern Power Co., Ltd. issued corporate bonds and global bond for operation, repayment of debts and investing in green new deal projects as follows:

Company	Type	Issue date	Maturity	Interest rate	Amount
	In millions of won and thousands of USD
Korea Hydro & Nuclear Power Co., Ltd.	Unsecured corporate bond (Global bond)	2021.04.27	2026.04.27	1.25%	USD 500,000
Korea South-East Power Co., Ltd.	Corporate bond	2021.01.26	2031.01.26	1.90%	KRW 180,000
	Corporate bond	2021.01.26	2041.01.26	1.97%	KRW 90,000
	Corporate bond	2021.01.26	2051.01.26	1.96%	KRW 30,000
	Corporate bond	2021.04.08	2026.04.08	1.82%	KRW 140,000
	Corporate bond	2021.04.08	2028.04.08	1.99%	KRW 50,000
Korea Midland Power Co., Ltd.	Corporate bond	2021.04.02	2024.04.02	1.45%	KRW 90,000
	Corporate bond	2021.04.21	2026.04.21	1.85%	KRW 190,000
Korea Western Power Co., Ltd.	Corporate bond	2021.04.29	2024.04.29	1.39%	KRW 60,000
	Corporate bond	2021.04.29	2026.04.29	1.87%	KRW 150,000
	Corporate bond	2021.04.29	2031.04.29	2.18%	KRW 20,000
Korea Southern Power Co., Ltd.	Unsecured corporate bond (Global bond 21)	2021.01.27	2026.01.27	0.75%	USD 450,000
	Corporate bond	2021.04.14	2022.04.14	0.86%	KRW 150,000
	Corporate bond	2021.04.14	2023.04.14	1.14%	KRW 70,000