Form 20-F
period 2021-12-31
KOREA ELECTRIC POWER CORP
filed 2022-04-29
CIK 887225

As filed with the Securities and Exchange Commission on April 29, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Jeollyeok-ro
,
Naju-si,
Jeollanam-do,
58322, Korea
(Address of principal executive offices)

Yoonjue Lee, +82 61 345 4213, yoonjue.lee@kepco.co.kr, +82 61 345 4299
55
Jeollyeok-ro
,
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
3
⁄
4
% Debentures due August 1, 2027

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
or this annual report, are references to the Republic of Korea. All references to the “Government” in this annual report are references to the government of the Republic of Korea. All references to “we,” “us,” “our,” “ours,” the “Company” or “KEPCO” in this annual report are references to Korea Electric Power Corporation and, as the context may require, its subsidiaries, and the possessive thereof, as applicable. All references to “the Ministry of Trade, Industry and Energy” and “the Ministry of Economy and Finance” include the respective predecessors thereof. All references to “tons” are to metric tons, equal to 1,000 kilograms, or 2,204.6 pounds. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. All references to “IFRS” in this annual report are references to the International Financial Reporting Standards as issued by the International Accounting Standard Board. Unless otherwise stated, all of our financial information presented in this annual report has been prepared on a consolidated basis and in accordance with IFRS.
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
CURRENCY TRANSLATIONS AND EXCHANGE RATES
In this annual report, unless otherwise indicated, all references to “Won,” “KRW” or “
~~W~~
” are to the currency of Korea, all references to “U.S. dollars,” “Dollars,” “USD”, “$” or “US$” are to the currency of the United States of America; all references to “Euro”, “€” or “EUR” are references to the currency of the European Union; all references to “Yen”, “¥” or “JPY” are references to the currency of Japan; all references to “A$” or “AUD” are to the currency of Australia; all references to “HK$” or “HKD” are to the currency of Hong Kong; all references to “Fr.” or “CHF” are to the currency of Switzerland; all references to “kr” or “SEK” are to the currency of Sweden. Unless otherwise indicated, all translations from Won to U.S. dollars were made at Won 1,188.6 to US$1.00, which was the Noon Buying Rate of the Federal Reserve Board (the “Noon Buying Rate”) in effect as of December 31, 2021, which rates are available on the H.10 statistical release of the Federal Reserve Board. On April 8, 2022, the Noon Buying Rate was Won 1,225.1 to US$1.00. The exchange rate between the U.S. dollar and Korean Won may be highly volatile from time to time and no representation is made that the Won or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.
The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average (1)	High	Low
	(Won per US$1.00)
2017	1,067.4	1,141.6	1,207.2	1,067.4
2018	1,112.9	1,099.3	1,141.7	1,054.6
2019	1,155.5	1,165.8	1,220.7	1,111.8
2020	1,086.1	1,180.6	1,267.3	1,081.9
2021	1,188.6	1,144.9	1,198.7	1,081.6
October	1,174.9	1,181.9	1,198.7	1,167.3
November	1,187.5	1,184.1	1,194.4	1,177.0
December	1,188.6	1,183.9	1,192.4	1,173.6
2022 (through April 8)	1,225.1	1,207.1	1,242.7	1,187.0
January	1,206.8	1,196.0	1,209.0	1,187.0
February	1,202.3	1,199.1	1,209.4	1,192.1
March	1,211.6	1,220.8	1,242.7	1,204.3
April (through April 8)	1,225.1	1,216.5	1,225.1	1,212.6

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION

Item 3.A.	[Reserved]

Item 3.B.	Capitalization and Indebtedness
Not applicable.

Item 3.C.	Reasons for the Offer and Use of Proceeds
Not applicable.

Item 3.D.	Risk Factors
Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be seriously harmed. Such risks fall primarily under the categories below:
Risks relating to KEPCO
primarily include:

•	increases in fuel prices which may not be passed on to customers;

•	Governmental policies that may affect the industry or our operations;

•	capacity expansion plans based on projections of long-term supply and demand of electricity proving to be inadequate against actual supply and demand;

•	being subject to various environmental legislations, regulations and Government initiatives;

•	incurrence of additional indebtedness;

•	the movement of Won against other currencies;

•	risks associated with new business strategies and overseas expansion opportunities;

•	an increase in electricity generated by and/or sourced from independent power producers eroding our market position;

•	labor unrest and increases in labor cost;

•	risks associated with the operation of nuclear power generation facilities;

•	opposition from civic groups in respect of the construction and operation of our facilities;

•	risk management policies and procedures failing to be effective, including but not limited to failing to prevent losses in our debt and foreign currency positions;

•	limited amount and scope of insurance coverage;

•	inability to raise equity capital without the Government’s participation;

•	claims by current or previous employees for unpaid wages;

•	cyberattacks;

•	Russia-related dealings; and

•	the effects of COVID-19.
Risks relating to Korea and Global Economy
primarily include:

•	unfavorable financial and economic conditions in Korea;

•	tensions with North Korea;

•	being subject to Korean corporate governance and disclosure standards; and

•	risks associated with enforcing a foreign judgment against us.
Risks relating to Our American Depositary Shares (ADSs)
primarily include:

•	restrictions on withdrawal and deposit of common shares under the depositary facility;

•	ownership of our shares being restricted under Korean law;

•	no preemptive rights in certain circumstances;

•	being affected by the volatility of the Korean securities market;

•	dividend payments being affected by fluctuations in the exchange rate; and

•	restriction on the depositary bank from converting and remitting dividends under emergency circumstances.
Risks Relating to KEPCO
Increases in fuel prices may adversely affect our results of operations and profitability as we may not be able to pass on the increased cost to customers at a sufficient level or on a timely basis.
In 2021, fuel costs constituted 30.5% of our cost of sales, and the ratio of fuel costs to our sales was 32.4%. Our generation subsidiaries purchase substantially all of the fuel that they use (except for anthracite coal) from suppliers outside Korea at prices determined in part by prevailing market prices in currencies other than Won. For example, most of the bituminous coal requirements (which accounted for approximately 42.6% of our fuel requirements in 2021 in terms of electricity output) are imported principally from Australia, Indonesia, Russia and, to a lesser extent, South Africa and others, which accounted for approximately 48.9%, 20.0%, 11.5%, 4.1% and 15.5%, respectively, of the annual bituminous coal requirements of our generation subsidiaries in 2021. Approximately 92.9% of the bituminous coal requirements of our generation subsidiaries in 2021 were purchased under long-term contracts and the remaining 7.1% from the spot market. Pursuant to the terms of our long-term supply contracts, prices are adjusted periodically based on prevailing market conditions. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited duration. See Item 4.B. “Business Overview—Fuel Sources and Requirements.”
The prices of our main fuel types, namely, bituminous coal, oil and liquefied natural gas, or LNG, fluctuate, sometimes significantly, in tandem with their international market prices. For example, the average weekly spot price of “free on board” Newcastle coal 5500 NAR (Net As Received) published on Korea Mineral Resource Information Service by Korea Mine Rehabilitation and Mineral Resources Corporation increased from US$45.89 per ton in 2020 to US$84.77 per ton in 2021 and further increased to US$196.38 per ton as of April 15, 2022. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil increased from US$42.21 per barrel in 2020 to US$69.01 per barrel in 2021 and further increased to US$104.83 per barrel as of April 14, 2022. Furthermore, because the prices of LNG are dependent on the price of crude oil, an increase in such fuel prices can result in an increase in the prices of LNG, which, in turn, affect the cost of purchasing electricity from independent power producers. We cannot assure you that fuel prices will remain stable or will not significantly increase in the remainder of 2022 or thereafter. In addition, following the International Maritime Organization’s regulation referred to as IMO 2020 that regulates sulfur content of ships’ fuel oil, IMO 2023 will also be mandated from January 1, 2023. IMO 2023 will regulate energy efficiency and carbon emissions of ships by setting specific indices that all ships are required to comply with. While we have seen mixed reactions in the market, there is a likelihood that installation of energy saving devices or modification of ships to improve their carbon emissions level may increase as the regulation comes into force. Such trends may significantly increase the operating cost of the shipping lines and the increased costs are expected to be passed onto customers like us via higher freight rates. If fuel prices increase substantially in the future within a short span of time, our generation subsidiaries may be unable to secure adequate fuel supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers may cause our generation subsidiaries to purchase fuel on the spot market at prices higher than the prices available under existing supply contracts, which would result in an increase in fuel costs.
As of January 1, 2021, we implemented a new cost pass-through tariff system to reinforce the correlation between the costs we incur and the tariff we charge to our customers and to enhance transparency by separately billing fuel costs and climate/environment related costs. Previously, the electricity tariff consisted of two main components: (i) the base charge (the “Base Charge”) and (ii) the usage charge (the “Usage Charge”) based on the amount of electricity consumed by end-users.
Under the new tariff system, there are new components to the tariff called the fuel cost adjusted charge (the “Fuel Cost Adjusted Charge”) and the climate/environment related charge (the “Climate/Environment Related Charge”). In principle, the Fuel Cost Adjusted Charge is calculated on a quarterly basis and the formula for calculating the amount of the Fuel Cost Adjusted Charge is multiplying (i) the unit price of the Fuel Cost Adjusted Charge (the “Unit Price of the Fuel Cost Adjusted Charge”), which is the difference between a base fuel cost (the “Base Fuel Cost”) and an actual fuel cost (the “Actual Fuel Cost”) and (ii) the amount of electricity consumed. The Base Fuel Cost is the past twelve-month average fuel price of bituminous coal, LNG and Bunker C oil as posted by the Korea Customs Service. The twelve-month average fuel price is measured by taking the average of monthly fuel prices of twelve months in between thirteen months and one month prior to the time a new Base Fuel Cost becomes effective. To illustrate, the Base Fuel Cost effective from 2022 is the average of the fuel prices from December 2020 to November 2021. On the other hand, the Actual Fuel Cost is the past three-month average fuel price of the same fuels we use to measure the Base Fuel Cost. The past three-month average fuel price is measured by taking the average of monthly fuel prices from three preceding months from one month before the start of each period when the applicable Fuel Cost Adjusted Charge will be updated. To illustrate, for the first quarter of 2022, we used the fuel costs for September, October and November 2021 to calculate the three-month average fuel price.
The quarterly-adjusted Fuel Cost Adjusted Charge has
built-in
limits in view of price stability and other public policy considerations. First, there are limits on the Unit Price of the Fuel Cost Adjusted Charge to be (i) no less than Won ±1 per kilowatt-hour and (ii) no greater than Won ±3 per kilowatt-hour as compared to the immediately preceding quarter. In other words, any change less than Won ±1 per kilowatt-hour will not be reflected to the Fuel Cost Adjusted Charge and any change greater than Won ±3 per kilowatt-hour will not be reflected to the extent of the portion that exceeds Won ±3 per kilowatt-hour. For example, in the first quarter of 2021, the Unit Price of the Fuel Cost Adjusted Charge was Won –10.5 per kilowatt-hour, meaning the Actual Fuel Cost was lower than the Base Fuel Cost, but after being subjected to the quarterly limit of Won ±3 per kilowatt-hour, the final rate for the Unit Price of the Fuel Cost Adjusted Charge came out to be Won –3.0 per kilowatt-hour. Second, the Unit Price of the Fuel Cost Adjusted Charge that exceeds Won ±5 per kilowatt-hour will not be reflected in the Fuel Cost Adjusted Charge. In other words, the maximum adjustment that can be incorporated to the Unit Price of the Fuel Cost Adjusted Charge is equal to Won ±5 per kilowatt-hour from the Base Fuel Cost that is in effect for a given period. The Base Fuel Cost can only be adjusted upon the revision of the Base Charge or the Usage Charge as described at further below in this risk factor.
However, our ability to pass on fuel and other cost increases to our customers may be limited due to the regulation of the Government on the rates we charge for the electricity we sell to our customers. In addition to the
built-in
limits described in the preceding paragraph, the new tariff system gives the discretion to the Government not to wholly or partially adjust the quarterly Fuel Cost Adjusted Charge in case of extenuating circumstances. For example, in the second and third quarters of 2021, although the Unit Price of the Fuel Cost Adjusted Charge was Won –0.2 and 0.0 per kilowatt-hour respectively, the Government notified us to keep it at the same Won –3.0 per kilowatt-hour as the first quarter of 2021. In the fourth quarter of 2021, we increased the Unit Price of the Fuel Cost Adjusted Charge to Won 0.0 per kilowatt-hour. However, in the first and second quarters of 2022, although the Unit Price of the Fuel Cost Adjusted Charge as calculated should have been Won 3.0 per kilowatt-hour, the Government notified us to keep it at the same Won 0.0 per kilowatt-hour as the fourth quarter of 2021. The Government cited different reasons for withholding the application of the quarterly Fuel Cost Adjusted Charge for each quarter but one of the more consistent reasons has been to alleviate the hardship caused by the prolonged economic effects of
COVID-19
pandemic.
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
Due to the likelihood of the Actual Fuel Cost being substantially over the built-in
limits of the new tariff system and the Government’s discretion not to wholly or partially adjust the quarterly Fuel Cost Adjusted Charge in case of extenuating circumstances, there may be certain portions of the fuel costs that cannot be charged to our customers, even though those portions should have been included in the Fuel Cost Adjusted Charge. In such cases, we may accumulate such portions and reflect them in what is called the total comprehensive cost (the “Total Comprehensive Cost”), which is a variable we use to calculate the Base Charge and the Usage Charge of the tariff. The Total Comprehensive Cost, submitted yearly to the Government by us, is calculated based on our budget for relevant costs. Under the Total Comprehensive Cost approach, the Base Charge and the Usage Charge are established at levels that would enable us to recover our operating costs attributable to our basic electricity generation, transmission and distribution operations as well as receive a fair investment return on capital used in those operations. The operating costs are defined as the sum of our operating expenses, which principally consists of cost of sales and selling and administrative expenses, and our adjusted income taxes. The Base Charge and the Usage Charge that are derived from the Total Comprehensive Cost need to be approved by the Government to be revised. We announced in December 2021 that we plan to increase the rate of the Usage Charge of the tariff by Won 4.9 per kilowatt-hour on April 1 and October 1, 2022, which will result in a total increase of Won 9.8 per kilowatt-hour. Such increases are intended to reflect the rise in fuel prices and are in line with the purpose of the cost pass-through tariff system. However, we have decided to increase it incrementally in two rounds to relieve people’s hardship including the prolonged effects of COVID-19 pandemic. The first round of increase has become effective on April 1, 2022. In addition, the Base Fuel Cost in principle can only be adjusted upon the revision of the Base Charge or the Usage Charge. Therefore, if the Base Charge and the Usage Charge are not timely adjusted by the Government, there can be a delay for the change in fuel costs to be fully reflected in the tariff. To illustrate, in connection with the aforementioned increase in the Usage Charge announced in December 2021, we also increased the Base Fuel Cost effective from 2022 to be the average of the monthly fuel prices from December 2020 to November 2021.
Overall, despite the new tariff system, we may not be able to adjust our tariff in accordance with such system due to the reasons we described in this risk factor. In addition, if fuel prices increase rapidly and substantially and the current level of electricity tariff is not increased to a level sufficient to offset the impact of high fuel prices or not adjusted responsive to fuel price movements, our profit margins will be adversely affected and/or we can even have operating and/or net losses, and our business, financial condition, results of operations and cash flows may be adversely affected. For example, as the fuel prices have increased rapidly in the last several months, we may experience substantial operating and net losses if the electricity tariff is not increased to a level sufficient to cover such increase in fuel prices.

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
The Government may adopt policy measures that affect the tariff rates in order to ease the burden on certain consumers, which may burden us financially.
Previously, there have been several adjustments to the existing tariff rates for certain consumers in order to ease the burden of electricity tariff on them. But these adjustments may be independent from fuel price movements and our business, results of operations, financial condition and profitability may suffer as a result. For example, effective on January 1, 2017, the progressive rate structure applicable to the residential sector, which applies a gradient of increasing tariff rates for heavier electricity usage, was changed from a six-tiered
structure with the highest rate being no more than 11.7 times the lowest rate (which gradient system has been in place since 2005) into a three-tiered structure with the highest rate being no more than three times the lowest rate, in order to reflect the changes in the pattern of electricity consumption and reduce the electricity charges payable by consumers. Additionally, a new tariff structure was implemented to encourage energy saving by offering rate discounts to residential consumers that voluntarily reduce electricity consumption while charging special high rates to residential consumers with heavy electricity consumption during peak usage periods in the summer and the winter. Further, during July and August 2018, the residential electricity charges were reduced by temporarily relaxing the application of the then tariff structure and offering higher rate discounts to economically or otherwise disadvantaged customers to ease the burden on households that have significantly increased their use of air conditioners during a heatwave. Subsequently, a joint task force team, consisting of industry experts, scholars and Government officials, was formed, which announced a proposal for amending the tariff structure aimed to lower electricity rates for households during the summer. As a result, in July 2019, the residential electricity tariff rate system was amended to expand the usage ceiling for the first two tiers of rates (from 200 kilowatts to 300 kilowatts for the first tier and from 400 kilowatts to 450 kilowatts for the second tier) applied during July and August each year. With the implementation of the new tariff system as of September 1, 2021, the residents were given a new benefit to opt for a new schedule of residential tariff, which is an option we have already been providing to our industrial and commercial customers. The new schedule is called a seasonal and hourly tariff and it allows residents to be charged under a monthly Base Charge plus increments depending on time, day and season. Each household may also choose to stay under the current tariff schedule which in contrast is a progressive schedule with seasonal adjustments. Our plan is to provide this option to households in Jeju Province in Korea first as many of these households are equipped with the Advanced Metering Infrastructure (“AMI”) and review rolling it out to the rest of the country depending on the penetration rate of the AMI in each region.
On the other hand, there are also policy measures that have been repealed. For example, the rate discounts offered to residential consumers who voluntarily reduced electricity consumption and those offered to traditional wet markets were abolished in December 2019. The rate discounts for electric vehicles will be gradually terminated in phases by June 2022 and the rate discounts for households that use less than 200 kilowatt-hours were phased out to 50% in July 2021 and will be terminated in July 2022. Despite these, there can be no assurance that the current and future adjustments in electricity tariff rates and rate discounts will not have an adverse impact on our business, results of operations, financial condition and profitability. See Item 4.B. “Business Overview—Sales and Customers—Electricity Rates” for more information on electricity tariff charged to our consumers.
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
We are subject to various environmental legislations, regulations and related Government initiatives, including in relation to climate change and carbon neutrality, which could cause significant compliance costs and operational liabilities.
We are subject to national, local and overseas environmental laws and regulations, including increasing pressure to reduce emission of carbon dioxide from our electricity generation. Our operations could expose us to the risk of substantial liability relating to environmental, health and safety issues, such as those resulting from the discharge of pollutants and carbon dioxide into the environment and the handling, storage and disposal of hazardous materials. We may be responsible for the investigation and remediation of environmental conditions at current or former operational sites. We may also be subject to related liabilities (including liabilities for environmental damage, third-party property damage or personal injury) resulting from lawsuits brought by the Government or private litigants. In the course of our operations, hazardous wastes may be generated, disposed of or treated at third-party-owned or -operated sites. If those sites become contaminated, we could also be held responsible for the cost of investigation and remediation of such sites for any related liabilities, as well as for civil or criminal fines or penalties.
We intend to fully comply with our environmental obligations. However, our environmental measures, including the use of, or replacement with, environment-friendly but more expensive parts and equipment and budgeting capital expenditures for the installation or modification of such facilities, may result in increased operating costs and liquidity requirement. The actual cost of installation, replacement, modification and/or operation of such equipment and related liquidity requirement may depend on a variety of factors that are beyond our control. There is no assurance that we will continue to be in material compliance with legal or regulatory requirements or satisfy social norms and expectations in the future in relation to the environment, including in respect of climate change.
In recent years, partly driven by growing public awareness and sensitivity toward climate change and other environmental issues as well as in an effort to capture the economic and social potential associated with renewable energy and “new energy”-related industries (such as smart grids, energy storage systems and electrical vehicles, among others), the Government has introduced and implemented a number of new measures designed to reduce greenhouse gas emission, minimize environmental damage and spur related business opportunities. Some key examples of such Government initiatives pertinent to our and our generation subsidiaries’ operations are as follows:

•	Greenhouse Gas Emission Trading System, Related Emission Reduction Targets and the Greenhouse Gas Reduction Roadmap .

¡
In accordance with the Act on Allocation and Trading of Greenhouse Gas Emission Allowances enacted in March 2013, the Government implemented a greenhouse gas emission trading system under which the Government will allocate the amount of permitted greenhouse gas emission to companies by industry and a company whose business emits more carbon than the permitted amount is required to purchase the right to emit more carbon through the Korea Exchange. The categories of allowances traded include the Korean Allowance Unit (KAU), which is the emissions allowance allocated to applicable companies by the Government; Korean Credit Unit (KCU), which is a tradable unit converted from external carbon offset certifications including the Korean Offset Credit; and Korean Offset Credit (KOC), which is the verified carbon offset credit obtained by companies for reducing carbon emissions through absorption or otherwise. The greenhouse gas emission trading system is expected to be implemented in three stages. During the first phase (2015 to 2017), the Government gradually has set up and conducted a test run of the trading system to ensure its smooth operation, allocating the greenhouse gas emission allowances free of charge. In July 2018, the Government released the allocation plan for the second phase (2018 to 2020), during which 97% of the greenhouse gas emission allowances were allocated free of charge, with 3% allocated through an auction. During the third phase (2021 to 2025), the Government expanded the scale of the system with aggressive greenhouse gas emission reduction targets and allocating 10% of the greenhouse gas emission allowances through an auction.

¡
In connection with the Climate Change Response Initiatives and the 2030 National Greenhouse Gas Reduction Roadmap announced by the Government in December 2016, the government subsequently announced the Long-term Low Greenhouse Gas Emission Development Strategies, which presents a long-term vision and national strategy for achieving carbon neutrality in 2050, and the Nationally Determined Contributions (“NDC”), which sets forth the greenhouse gas reduction targets by 2030. According to the Framework Act on Carbon Neutral and Green Growth to Cope with Climate Crisis and the latest figures of NDC announced by the Government, the target level in 2030 is 436.6 million tons and represents 40% reduction as compared to the level in 2018, and the target level for the electricity conversion sector as a whole which we are the part of is 149.9 million tons and represents 44.4% reduction. We cannot assure you that the reduction target will not be further raised in the future. Adhering to such emission and greenhouse gas reduction requirement may result in significant additional compliance costs. For example, the daily market price of the Korean Allowance Units (KAU), one of the categories of allowance traded on the Korea Exchange and allocated to applicable companies by the Government, was Won 8,640 per ton in early 2015, and the price has increased continuously thereafter, reaching its peak price at Won 42,500 per ton on April 2, 2020. Since then, the price has decreased due to the influence of
COVID-19,
and, as of the March 31, 2022, the price has been formed in the range of Won 23,000 per ton. We cannot predict how the price of the KAUs will fluctuate over time, and such volatility may adversely affect our results of operation, financial condition and cash flows.

•
Obligatory and Voluntary Regulation
of Coal-Fired Generation Units.
As a measure to address the high level of particulate matter pollution, in October 2018, the Government introduced a pilot regulation to lower the output of 35 coal-fired generation units to approximately 80% of their capacity that emit more than a certain amount of particulate matter. The regulation was formally implemented in January 2019, targeting 40 coal-fired power plants with high emissions of particulate matter. From March to June 2019, the scope expanded to cover 60 units in total. From November 2019, the Government pursued a reduction of coal-fired generation units in order to implement the Special Measures to Respond to the High Concentration Period (December to March) of Particulate Matter. We plan to continue to participate in the effort to reduce the particulate matter emissions from coal-fired generation units, not only during the winter but also during the spring. For example, from December 2021 to March 2022, up to 12 coal-fired generation units were shut down, with a maximum of 46 coal-fired generation units subject to a cap of 80% on the output within the remaining reserve capacity range. Additionally, the Government adjusted the schedule to close down two decrepit coal-fired generation units (Boryeong #1 and #2), which were shut down in December 2020. Also, other coal-fired generation units, Samcheonpo #1 and #2 were shut down in May 2021 and Honam #1 and #2 units in December 2021. According to the Ninth Basic Plan announced in December 2020, the total coal-fired power plant capacity in 2030 will decrease to 32.6 gigawatts from 35.8 gigawatts in 2020, and its percentage of total power generation capacity will decrease to 18.9% from 28.1% in 2020. In addition, the Government will introduce a system that will limit the annual power generation of coal-fired power plants in line with its greenhouse gas reduction target. While such measures may be subject to change, we expect to incur significant costs of complying with such measures, including in connection with more stringent particulate matter pollution regulations, retrofitting and overall replacement of environmental facilities. In 2021, our generation subsidiaries introduced a voluntary regulation to lower the output of coal-fired generation units, suspending the operations of up to 13 coal power generation plants and imposing a cap of 80% on the output of up to 40 coal-fired generation units.

•
Coal and LNG Consumption Taxes
. In January 2014, largely based on policy considerations of tax equity among different fuel types as well as environmental concerns, the Ministry of Economy and Finance announced that, effective July 1, 2014, consumption tax will apply to bituminous coal, which previously was not subject to consumption tax unlike other fuel types such as LNG or bunker oil. Pursuant to the amended Individual Consumption Tax Act effective as of April 1, 2019, which involved an increase of the unit tax rate for coal by Won 10 per kilogram across the board, the base tax rate (which is subject to certain adjustments) is Won 46 per kilogram for bituminous coal; however, due to concerns on the potential adverse effect on industrial activities, the applicable tax rate is applied differently based on the net heat generation amount. The currently applicable tax rate for bituminous coal is Won 43 per kilogram for net heat generation of less than 5,000 kilocalories, Won 46 per kilogram for net heat generation of 5,000 to 5,500 kilocalories and Won 49 per kilogram for net heat generation of 5,500 kilocalories or more. In contrast, the consumption tax and surcharge on importation of LNG decreased by Won 48 and Won 20.4 per kilogram, respectively, which came into effect in April 2019. The currently applicable consumption tax rate and surcharge on importation of LNG are Won 12 and Won 3.8 per kilogram, respectively. We expect any increase in tax rates may adversely affect our overall fuel costs and power purchase cost.

•
Renewable Portfolio Standard
. Under this program, each of our generation subsidiaries is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy or, in case of a shortfall, purchase a corresponding amount of a Renewable Energy Certificate (a form of renewable energy credit) from other generation companies whose renewable energy generation surpass such percentage. The target percentage was 5.0% in 2018, 6.0% in 2019, 7.0% in 2020, and 9.0% in 2021. In 2020, all six of our generation subsidiaries met the target through renewable energy generation and/or the purchase of a Renewable Energy Certificate. Compliance by our generation subsidiaries of the 2021 target is currently under evaluation, and if any generation subsidiary is found to have failed to meet the target for 2021 or for subsequent years, such generation subsidiary may become subject to fines. From October 2021, an amendment to the Act on the Promotion of the Development, Use, and Diffusion of New and Renewable Energy will raise the upper limit of the target percentage even higher to 25% from the previous threshold of 10%. The Enforcement Decree of the Act on the Promotion of the Development, Use, and Diffusion of New and Renewable Energy was amended and became effective on January 4, 2022 to gradually increase the annual upper limit of target percentage to 12.5% in 2022, 14.5% in 2023, 17.0% in 2024, 20.5% in 2025 in order to raise the upper limit of target percentage to 25% in 2026. Such increase may result in additional expenses for our generation subsidiaries.

	2022	2023	2024	2025	2026
Target Percentage under Renewable Portfolio Standard	12.5%	14.5%	17.0%	20.5%	25.0%

•
Renewable Energy Expansion Plan
. In December 2017, the Ministry of Trade, Industry and Energy announced the Renewable Energy 3020 Plan, an initiative to increase the generation and use of renewable energy on a nationwide basis. The Government plans to increase the required percentage of total electricity to be generated from renewable energy sources from 7% in 2016 to 10.5% and 20% by 2022 and 2030, respectively. Moreover, the Government plans to increase the domestic renewable energy generation capacity to 63.8 gigawatts by 2030 through the expansion of solar and wind power generation capacities to 36.5 gigawatts and 17.7 gigawatts, respectively. According to the Ninth Basic

Plan and the Fifth Basic Plan on Renewable Energy announced in December 2020, the Government has set national targets of 82.2 gigawatts in renewable energy generation in 2034, with the goal of increasing the percentage of total electricity to be generated from renewable energy sources to 30% by 2030.

•
New Energy Industry Fund.
In January 2016, the Ministry of Trade, Industry and Energy announced an initiative to promote the new energy industry by creating the New Energy Industry Fund, which is made up of funds sponsored by Government-affiliated energy companies. We contributed Won 500 billion to the funds in 2016. The purpose of these funds is to invest in substantially all frontiers of the new energy industry, including renewable energy, energy storage systems, electric vehicles, small-sized
self-sustaining electricity generation grids known as “micro-grids,” among others, as well as invest in start-up
companies, ventures, small- to
medium-sized
enterprise and project businesses that engage in these businesses but have not previously attracted sufficient capital from the private sector.

•
Environmental and safety considerations in electricity supply and demand planning
. In March 2017, the Electric Utility Act was amended to the effect that starting in June 2017, future national planning for electricity supply and demand in Korea should consider the environmental and safety impacts of such planning. Accordingly, the costs related to environmental and safety impacts, such as the desulfurization costs, have been reflected in our variable cost of generating electricity since August 2019. In December 2019, the Regulation on the Operation of the Electricity Market was revised to reflect the cost of trading greenhouse gas emission allowances in our variable cost of generating electricity and the revision was implemented in January 2022.

•
Renewable Energy 100.
In line with the spread of Renewable Energy 100 (“RE100”), a global campaign by companies around the world to cover 100% of their electricity use with renewable energy by 2050, the Government introduced its own version of RE100 that allows companies and other consumers to choose energy sources from which their electricity is generated. In order for a domestic company to participate in RE100, it may enter into a power purchase agreement (“PPA”) either with a renewable energy generator through us as an intermediary (“third-party PPA”) or with a renewable energy generator directly such that the generator will supply electricity to the company without going through the existing electricity market (“direct PPA”). The relevant legislation for the direct PPA was enacted in the National Assembly in March 2021 and has been in force since October 2021. The Ministry of Trade, Industry and Energy announced that detailed guideline for direct PPA will be finalized and announced within 2022. If there is an expansion in the use of direct PPA, it may adversely affect our market share in electricity sales.

•
2050 Carbon-Neutrality Declaration
. In response to the Paris Agreement and the United Nations Framework Convention on Climate Change (UNFCCC)’s goal to comprehensively replace fossil fuels and achieve global net-zero
emission by 2050, the Korean national assembly has passed a
non-binding
resolution on September 24, 2020 to establish a special committee on climate change and urge the Government to meet its 2030 carbon reduction goal and bolster its efforts to achieve carbon neutrality by 2050. On November 27, 2020, the Government officially announced the Government’s commitment to implement policies in all areas of the industry to achieve Korea’s carbon neutrality by 2050. On December 10, 2020, the Government followed up with broad 2050 carbon neutrality development strategies. In May 2021, the Government launched a carbon neutrality committee which issued a preliminary draft of the carbon neutrality scenario in August 2021. After going through the process of collecting opinions from the consultative bodies in various sectors and citizen participation groups, the committee deliberated and finalized the 2050 carbon neutrality scenarios in October 2021. According to the two scenarios that have been finalized, both them will aim to achieve net-zero
domestic carbon dioxide emissions by 2050. Scenario A will completely suspend thermal power generation, while scenario B will actively utilize technologies such as carbon capture, utilization and storage (CCUS) while allowing some thermal power generation to continue. If any specific regulation or policy affecting our business is announced or implemented, we may experience an increased regulatory scrutiny over carbon dioxide emission from our electricity generation activities and related projects overseas. We and our generation subsidiaries announced the 2050 Carbon-Neutrality Vision in November 2021 and will further invest in various renewable energy power generation projects, new business opportunities and core technology development with a goal of entirely replacing domestic coal power generation by 2050. In the process of pursuing such, our business strategy and investment plan may change from time to time and it may result in additional costs to us, including, among other things, increased production costs, additional taxes, reduced emission allowances or additional restrictions on production or operations, particularly as they may relate to our power generation business. In addition, the achievement of carbon neutrality by 2050 may be delayed or made impossible due to unexpected changes in policies or power market conditions including a major shift in the supply and demand of electricity.

Complying with these Government initiatives and operating programs in furtherance thereof has involved and will likely continue to involve significant costs and resources on our part, which may adversely affect our results of operation, financial condition and cash flows. Our cost of complying with the Renewable Portfolio Standard increased as the target percentage for compliance increased in 2021. We expect our future compliance costs may increase as the requirements under Government initiatives and operating programs continue to become more rigorous. We may not be able to pass on the increased cost to customers at a sufficient level or on a timely basis. Further, we and our generation subsidiaries could also become subject to substantial fines and other forms of penalties for non-compliance.
Even without such financial losses, increased public awareness and adverse publicity about potential impacts on climate change or environmental harm from us or our industry could harm our reputation or otherwise impact the Company adversely. In recent years, investors have also begun to show increased interest about sustainability and climate change as it relates to their investment decisions.
According to the new tariff system which came into effect on January 1, 2021, the Government introduced an additional component to the tariff called the Climate/Environment Related Charge. Previously, our climate and environment costs were embedded in the Usage Charge component of the tariff and our consumers could not discern the exact magnitude of such costs. By separating it out as an independent component, we intend to provide more information and transparency to our customers while having the flexibility to adjust it in alignment with the underlying costs. The Climate/Environment Related Charge for the coming year is calculated by multiplying (i) our total estimated costs of complying with the Renewable Portfolio Standard program, the Greenhouse Gas Emission Trading System and the coal-fired generation reduction program for the current year, and then dividing it by the electricity sales projected for the coming year (the “Climate/Environment Related Base Rate”), and (ii) the amount of electricity consumed. The value of the Climate/Environment Related Base Rate for 2021 was Won 5.3 per kilowatt-hour. In accordance with the tariff increase plan we announced in December 2021, we further reflected increased environmental costs in 2022 to raise the Climate/Environment Related Base Rate by Won 2.0 to Won 7.3 per kilowatt-hour, the original implementation date for which as of January 1, 2022 has been postponed to April 1, 2022 by the Government to alleviate the hardship caused by the prolonged economic effects of
COVID-19
pandemic. As such case illustrates, even though the Climate/Environment Related Charge is planned to be adjusted every year by reflecting the change in climate and environment-related costs, the Government may change the date of adjustment under reasonable circumstances. There is no guarantee the Climate/Environment Related Charge will be regularly updated, even though our climate and environment-related costs will likely increase each year. If there are discrepancies between our costs and the Climate/Environment Related Charge, we may accumulate such discrepancies and reflect them in our Total Comprehensive Cost. However, the electricity rate based on the Total Comprehensive Cost needs to be approved by the Government to be revised. There is no assurance that, particularly given the wide-ranging policy priorities of the Government, it will in fact raise the electricity rate to a level sufficient to fully cover additional costs associated with implementing and operating programs as described in this risk factor and do so on a timely basis or at all. If the Government does not do so or provide us and our generation subsidiaries with other forms of assistance to offset the costs involved, our results of operation, financial condition and cash flows may be materially and adversely affected.
See Item 4.B. “Business Overview—Environmental, Social and Governance Programs.”

We may require a substantial amount of additional indebtedness to refinance existing debt and for future capital expenditures.
We anticipate that a substantial amount of additional indebtedness will be required in the coming years in order to refinance existing debt, make capital expenditures for construction of generation plants and other facilities and/or make acquisitions, invest in renewable energy and the “new energy industry” projects and fund our overseas businesses. In 2019, 2020 and 2021, our capital expenditures in relation to the foregoing amounted to Won 15,795 billion, Won 15,485 billion and Won 13,964 billion, respectively, and our budgeted capital expenditures for 2022, 2023 and 2024 amount to Won 15,360 billion, Won 16,172 billion and Won 16,133 billion, respectively.
Furthermore, as fuel prices surge, our cost of purchasing electricity from domestic generation companies through the Korea Power Exchange may increase significantly. If we fail to recoup more tariff from our customers to account for such electricity sales-related costs, our debt may further increase.
While we are not currently experiencing any material difficulties in procuring long-term and short-term borrowings, there is no assurance that we will continue to be able to do so, particularly given the potential risk of increasing financial losses and the adverse business environment as discussed above. We expect that a portion of our long-term debt will need to be paid or refinanced through foreign currency-denominated borrowings and capital raising in international capital markets. Such financing may not be available on terms commercially acceptable to us or at all, especially if the global financial markets experience significant turbulence or a substantial reduction in liquidity or due to other factors beyond our control. If we are unable to obtain financing on commercially acceptable terms on a timely basis, or at all, we may be unable to meet our funding requirements for capital expenditures or debt repayment obligations, which could have a material adverse impact on our business, results of operations and financial condition.
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
Changes in foreign exchange rates may also impact the cost of servicing our foreign currency-denominated debt. As of December 31, 2021, 16.4% of our long-term debt (including the current portion but excluding original issue discounts and premium) without taking into consideration of swap transactions, was denominated in foreign currencies, principally U.S. dollar. In addition, even if we make payments in Won for certain fuel materials and equipment, some of these fuel materials may originate from other countries and their prices may be affected accordingly by the exchange rates between the Won and foreign currencies, especially the U.S. dollar. Since the substantial majority of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign currency-denominated financings or from foreign currency exchange markets to make such purchases or service such debt. As a result, any significant depreciation of Won against the U.S. dollar or other major foreign currencies will have a material adverse effect on our profitability and results of operations.

We may not be successful in implementing new business strategies.
As part of our overall medium- to long-term business strategies created in 2022, we plan to (i) establish power grid system which could further contribute to achieving carbon neutrality, (ii) expand clean energy and promote strategic demand response, (iii) lead future energy market and improve sales competitiveness, (iv) lead platform-based new businesses, (v) transform overseas business portfolio to focus on eco-friendly
projects and core competencies, (vi) secure future technologies and build a research and development ecosystem, (vii) promote digitalization in overall supply chain, and (viii) establish a highly reliable and highly efficient management system with respect to human beings and environment.
Due to their inherent uncertainties, such new and expanded strategic initiatives expose us to a number of risks and challenges, including the following:

•	there may be restrictions on business diversification due to various regulations that we and our subsidiaries must comply with;

•	new and expanded business activities may require unanticipated capital expenditures, although our revenue may not be sufficient to cover such expenditures;

•	if domestic and foreign competitions intensify due to a limited pool of professionals and core technology to pursue new businesses, we may lose competitiveness;

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

•	we may fail to identify and enter into new business opportunities in a timely fashion, putting us at a disadvantage vis-à-vis competitors; and

•	we may need to hire or retrain personnel to supervise and conduct the relevant business activities.
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
As of December 31, 2021, we and our generation subsidiaries owned approximately 61.5% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use). New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial condition and results of operations.
In particular, we compete with independent power producers with respect to electricity generation. The independent power producers accounted for 30.6% of total power generation in 2021 and 38.5% of total generation capacity as of December 31, 2021. As of December 31, 2021, there were 33 independent power producers in Korea, excluding renewable energy producers. Private enterprises became permitted to own and operate coal-fired power plants in Korea only after the Ministry of Trade, Industry and Energy approved plans for independent power producers to construct coal-fired power plants under the Sixth Basic Plan announced in February 2013. Under the Ninth Basic Plan announced in December 2020, six coal-fired power plants are planned to be constructed by independent power producers by 2024. Two of the six coal-fired power plants planned for construction were completed in 2021, one is expected to be completed in 2022, followed by two in 2023, and one in 2024. While it remains to be seen whether construction of these generation units will be completed as scheduled, if these units were to be completed as scheduled and/or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease, which may have a material adverse effect on our results of operations and financial condition.

In addition, under the Community Energy System adopted by the Government in 2004, a minimal amount of electricity is supplied directly to consumers on a localized basis by independent power producers outside the cost-based pool system. Such system is used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. The purpose of this system is to geographically decentralize electricity supply and thereby reduce transmission losses and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of March 31, 2022, the aggregate generation capacity of suppliers participating in the Community Energy System amounted to less than 1% of that of our generation subsidiaries in the aggregate.
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
We and each of our generation subsidiaries have separate labor unions. As of December 31, 2021, approximately 73.7% of our and our generation subsidiaries’
employees in the aggregate were members of these labor unions. Since a six-week
labor strike in 2002 by union members of our generation subsidiaries in response to a proposed privatization of one of our generation subsidiaries, there has been no material labor dispute. However, we cannot assure you that there will not be a major labor strike or other material disruptions of operations by the labor unions of us and our generation subsidiaries if the Government resumes privatization or other restructuring initiatives or for other reasons, which may adversely affect our business and results of operations.
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
Additionally, domestic and international policy changes may affect our relationship with our employees, such as the Government’s ratification of seven of the eight essential conventions of International Labor

Organization and potential reformation of the public employee wage structure. We cannot assure you that such policy changes will not negatively affect our relationship with our employees, which may in turn adversely affect our business and results of operations.
Operation of nuclear power generation facilities inherently involves numerous hazards and risks, any of which could result in a material loss of revenues or increased expenses.
Through KHNP, we currently operate 24 nuclear-fuel generation units. Operation of nuclear power plants is subject to certain hazards, including environmental hazards such as leaks, ruptures and discharge of toxic and radioactive substances and materials. These hazards can cause personal injuries or loss of life, severe damage to or destruction of property and natural resources, pollution or other environmental damage, clean-up
responsibilities, regulatory investigation and penalties and suspension of operations. Nuclear power has a stable and relatively inexpensive cost structure (which is least costly among the fuel types used by our generation subsidiaries) and is the second largest source of Korea’s electricity supply, accounting for 27.4% of electricity generated in Korea in 2021. Due to significantly lower unit fuel costs compared to those for thermal power plants, our nuclear power plants are generally operated at full capacity with only routine shutdowns for fuel replacement and maintenance, with limited exceptions.
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
There are ten other nuclear generation units whose life under their initial operating license will expire by 2030, and we may find it more difficult to have the life of other nuclear units extended as well. The failure to extend the life of these units would result in a loss of revenues from such units and the increase in our overall fuel costs (as nuclear fuel is the cheapest compared to coal, LNG or oil), which could adversely affect our results of operation and financial condition. In May 2019, a group of 729 Korean nationals brought a lawsuit against the NSSC to suspend the operation of Shin-Kori #4. In July 2019, we applied to participate in the lawsuit as a stakeholder. In February 2021, the Seoul Administrative Court dismissed the plaintiffs’ claim. The plaintiffs subsequently appealed in March 2021 and the case is currently being adjudicated in the Seoul High Court. We cannot assure you that there will not be new challenges to prohibit the construction of these new nuclear units in the future, whereby we may experience a loss of revenues and an increase in fuel costs (as nuclear fuel is the cheapest compared to coal, LNG or oil) as a result of such prohibition, which could adversely affect our results of operation and financial condition.
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
Subsequently, the Government unveiled its roadmap to shift in energy sources in October 2017 and announced the Eighth Basic Plan to implement such roadmap in December 2017. The Ninth Basic Plan announced in December 2020 also focuses on the same agenda as the Eighth Basic Plan. These Basic Plans focus on, among other things, decreasing the reliance on nuclear and coal-based supply sources. Accordingly, six new nuclear generation units in a planning stage (Shin-Hanul #3 and #4, Chunji #1 and #2 and Daejin #1 and #2) would not be constructed, while new nuclear plants under construction, including Shin-Kori #5, #6, Shin-Hanul #1 and #2, shall begin operation by 2024 upon completion of their construction. Shin-Hanul #1 and #2 will finish construction in 2022 and 2023 respectively, while actual construction of Shin-Kori #5 and #6 would be completed in 2024 and 2025 respectively to prevent undue speed in construction in light of the recent enactment of the Serious Accident Punishment Act. Future extensions of life of decrepit nuclear generation units would not be granted and the proportion of renewable energy sources would be increased. However, the current scheme for the construction and operation of nuclear generation units may be altered in the future. For example, in April 2022, KHNP submitted a safety evaluation report to the NSSC for the approval for an extension of the life of Kori #2, which is scheduled to shut down in April 2023. As future procedures will be carried out in accordance with relevant laws and regulations, it is not known at this time whether such extension of life will be granted or not. In addition, we cannot assure you that the current or future policies will not have an adverse impact on our or our generation subsidiaries’ financial condition and results of operations.
On June 15, 2018, the board of directors of KHNP decided to (i) retire Wolsong #1 unit earlier than planned due to comprehensive evaluation of the economic viability and regional sentiment of its continuing operation and (ii) discontinue the construction of Chunji #1 and #2 as well as Daejin #1 and #2 units. On December 24, 2019, the NSSC approved the permanent shutdown of Wolsong #1 unit. From the beginning of 2018 to the end of 2019, impairment loss in connection with the property, plant and equipment of Wolsong #1 unit accrued to Won 572,216 million and reversal of impairment loss was Won 16,693 million. From the beginning of 2018 to the end of 2019, impairment loss in connection with the property, plant and equipment of Chunji #1 and #2 as well as Daejin #1 and #2 units amounted to Won 38,886 million. Although the board of directors did not make any decisions regarding Shin-Hanul #3 and #4 units, which are new nuclear plants under construction, we cannot assure you that the construction of these units will not be discontinued. From the beginning of 2018 to the end of 2019, impairment loss in connection with the property, plant and equipment of Shin-Hanul #3 and #4 units accrued to Won 134,736 million. The Government revised the Enforcement Decree of the Electricity Business Act in June 2021 and enacted a notice that will allow KHNP to be compensated for reasonable costs incurred in relation to the phase-out
of nuclear power plants in accordance with the Government’s energy transition policy. However, even if KHNP may apply for such compensation, there is no guarantee that it will cover the entire cost as the scope of such compensation has not been specifically determined yet. If KHNP cannot recoup its total cost, it may have an adverse impact on our financial condition.
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
In the course of our operations, we must manage a number of risks, such as regulatory risks, market risks and operational risks. Although we devote significant resources to developing and improving our risk management policies and procedures and expect to continue to do so in the future, our risk management practices may not be fully effective at all times in eliminating or mitigating risk exposures in all market environments or against all types of risk, including risks that are unidentified or unanticipated, such as natural disasters or employee misconduct. For example, in November 2019, prosecutors indicted six of KHNP’s employees for, among others, failing to immediately shut down Hanbit #1 reactor when its thermal output exceeded the threshold specified by the nuclear safety technical operations manual and filing false reports to the NSSC. KHNP is also indicted for secondary liability from its employees’ alleged wrongdoings. The case stemmed from the NSSC’s investigations into the manual shutdown of Hanbit #1 reactor during a diagnostic test in May 2019. In February 2021, the Gwangju District Court acquitted the employees of their charges of violating the safety technical operations manual and driving a vehicle without a license during the incident. However, three employees were fined for filing false reports to NSSC and KHNP was also fined in accordance with the disciplinary regulations. The prosecutors appealed the District Court’s decision and the case is currently being adjudicated in the Gwangju District Court. We cannot assure you that the outcomes of the ongoing case will not have any material adverse effect on us, our reputation and our operating results. To prevent similar incidents from occurring again, KHNP is working to improve its risk monitoring and management system. For additional information, see Item 4.B. “Business Overview—Nuclear Safety.”
In April 2019, a forest fire broke out in Goseong in Gangwon Province, about 210 kilometers from Seoul, causing damages to nearby towns, covering approximately 1,260 hectares. The National Forensic Service has investigated the cause of the fire and has determined that the fire seems to have started by an electrical arc from our utility pole’s wire, which broke as a result of a strong wind. Based on this finding, the Police Department of Goseong conducted follow-up
investigations and issued a recommendation to prosecute seven employees of KEPCO in connection with the fire. The prosecutors have taken over the case and a trial is underway, the results of which may have a material adverse effect on us, our reputation and our operating results. In the meantime, we have settled with and completed compensation payment of Won 62.7 billion to victims as of February 2022. We expect settlements with the remaining victims would cost us approximately Won 6.1 billion. In addition, we are compensating the fire victims by providing a number of services, such as free supply of electricity, and implementing measures to prevent future fires that may result from an electrical arc, including a special maintenance program during the dry season between March and May. Also, we implemented operational measures such as tailored operation of protective devices and suspension of operation during periods of low loads and plan to change power facility designs to reflect regional and seasonal characteristics, all of which are intended to help prevent similar incidents from happening in the future. Despite our efforts, however, such incidents may occur again, and we cannot assure you that they will not have any material adverse effect on us, our reputation and our operating results.
Furthermore, our operational activities like the generation of electricity involve inherent operating risks that may result in accidents involving serious injury or loss of life, environmental damage or property damage. In December 2018, an employee of KOWEPO’s subcontractor died in an accident at a Taean thermal power unit, leading to a public scrutiny and review by the Ministry of Employment and Labor. As a result, KOWEPO was required to halt the operations of three Taean thermal power units (Taean #9 and #10 units as well as Taean Integrated Gasification Combined Cycle (IGCC)) between December 2018 and May 2019. Even though we plan to prioritize on-site
safety management by engaging in communications with different stakeholders and investing more in safe environment, there is no guarantee that there will not be future accidents due to our inherent operating risks.

The Serious Accident Punishment Act (the “SAPA”) was enacted on January 26, 2021 and took effect on January 27, 2022. The SAPA imposes criminal liability on individuals and entities responsible for “serious accidents”. Under SAPA, the term “serious accident” encompasses not only accidents at industrial sites (e.g., at factories or construction sites), but also “public” disasters caused by defects in the design, manufacture, installation and management of products, product ingredients or public facilities/transportation. The SAPA imposes criminal liability against (i) business owners or executives (as defined by the law) who fail to ensure the safety of their business operations and (ii) businesses or institutions who fail their supervisory duties. In case of willful misconduct or gross negligence, the SAPA also imposes punitive damages of up to five times the actual damages. The SAPA also impacts the impending class action and punitive damages legislation, since a serious accident could very well trigger liability under all three laws. For instance, if a serious accident leads to injury or death, and involves 50 or more claimants with a common question of law or fact, this would trigger a potential class action, punitive damages and criminal penalties under the SAPA. As such, the risks faced by companies and senior management under SAPA are amplified by the new class action/punitive damages system, and vice versa. Although we have analyzed the potential impacts on us of the SAPA and aligned our policies, internal regulations and manuals in preparation for the implement of the SAPA prior to the enactment of the SAPA, there is no guarantee that the SAPA would not adversely affect our business, financial condition and result of operations given that the SAPA is very broad but not yet tested by way of court precedents or official rulings of the Government.
We believe we and our subsidiaries are in compliance in all material respects with internal compliance policies and procedures and all other additional safety measures initiated internally or required by regulatory and governmental agencies. Under the SAPA, businesses may avoid punishment if it is found that they duly performed their duties to ensure the safety and health of the participants in their business operations. However, we cannot assure you that, despite all precautionary and preventative measures undertaken by us, these measures will prove to be fully effective at all times against all the risks we face or that an incident that could cause harm to our reputation and operation will not happen in the future, including due to factors beyond our control.
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
Under applicable laws, the Government is required to directly or indirectly own at least 51% of our issued capital stock. As of December 31, 2021, the Government, directly and through Korea Development Bank (a statutory banking institution wholly owned by the Government), owned 51.1% of our issued capital stock. Accordingly, without changes in the existing Korean law, it may be difficult or impossible for us to undertake, without the participation of the Government, any equity financing in the future.
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
In December 2013, the Supreme Court of Korea ruled that regular bonuses fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly, and that any agreement which excludes such regular bonuses from ordinary wage is invalid. One of the key rulings provides that bonuses that are given to employees (i) on a regular and continuous basis and (ii) calculated according to the actual number of days worked (iii) that are not incentive-based must be included in the calculation of “ordinary wages.” The Supreme Court further ruled that in spite of invalidity of such agreements, employees shall not retroactively claim additional wages incurred due to such court decision, in case that such claims bring to employees unexpected benefits which substantially exceeds the wage level agreed by employers and employees and cause an unpredicted increase in expenditures for their company, which would lead the company to material managerial difficulty or would be a threat to the existence of the company. In that case, the claim is not acceptable since it is unjust and is in breach of the principle of good faith. However, in December 2021, the Supreme Court ruled that the claim of workers for additional wages should not be easily rejected for the reason of good faith if there is a possibility of overcoming business difficulties in the future.
As a result of such ruling by the Supreme Court of Korea, we and our subsidiaries became subject to a number of lawsuits filed by various industry-wide and company-specific labor unions based on claims that ordinary wage had been paid without including certain items that should have been included as ordinary wage. In July 2016, the court ruled against us, and in accordance with the court’s ruling, in August 2016 we paid Won 55.1 billion to the employees for three years of back pay plus interest. As of December 31, 2021, 12 lawsuits were pending against our subsidiaries for an aggregate claim amount of Won 38 billion, for which our subsidiaries set aside an aggregate amount of Won 3.2 billion to cover any potential future payments of additional ordinary wage in relation to the related lawsuits. We cannot presently assure you that the court will not rule against our subsidiaries in these lawsuits, or that the foregoing reserve amount will be sufficient to cover the amounts payable under the court rulings.

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
We engage in Russia-related dealings, including purchasing fuel supply, goods and services from Russia and Russian companies, and we may be adversely impacted in a material manner by sanctions concerning Russia imposed by the United States and other jurisdictions.
In 2021, we purchased 11.5% of our bituminous coal requirements from Russia. Additionally, we also purchase uranium and conversion and enrichment services of uranium concentrates from Russian suppliers and also purchase Russian origin LNG. In 2021, the total value of all goods and services purchased from Russia was approximately US$0.9 billion.
OFAC sanctions concerning Russia,
inter alia
, block the property of certain designated individuals and entities, target certain sectors of the Russian economy, including the energy sector, and prohibit certain transactions by U.S. persons with certain targeted persons in targeted sectors of the Russian economy, and restrict investment in and trade with the Crimea region of Ukraine.
Non-U.S.
persons that engage in certain prohibited transactions concerning Russia or with certain sanctioned Russian persons or entities may be subject to sanctions if any such dealings or transactions involve a nexus to U.S. jurisdiction. In addition, in August 2017, the United States Congress passed CAATSA, which introduced a host of new U.S. secondary sanctions concerning Russia including, inter alia
, for certain dealings with the Russian energy sector, support for Russia’s energy export pipelines and engaging in a “significant transaction” with a person that is part of, or operates for or on behalf of, Russia’s defense or intelligence sectors. Additionally, a
non-U.S.
person that knowingly facilitates a “significant transaction” or transactions for or on behalf of any person subject to sanctions imposed by the U.S. with respect to sanctioned Russian persons or entities, or their immediate family members, may also be subject to secondary sanctions.
In February, March, and April 2022, the United States, the European Union, the United Kingdom, and other countries began to impose a host of new economic sanctions on Russia and certain related persons in response to Russia’s military activities in Ukraine, including comprehensive, territory-wide sanctions on the self-described

Donetsk People’s Republic (“DNR”) and Luhansk People’s Republic (“LNR”), as well as export controls and bans on certain items and technologies, blocking sanctions on certain major Russian financial institutions and their affiliates, Russian oligarchs and persons active in the energy, banking and finance sectors (along with their family members) and Russian government officials, and debt and equity restrictions on certain Russian state-owned enterprises. The U.S. government also imposed a ban on importation into the U.S. of Russian crude oil, certain petroleum products, LNG, and coal, and also prohibited new investments in Russia by U.S. persons, wherever located. Additionally, both the European Union and Switzerland, among other jurisdictions, have imposed a ban on the importation of coal and certain other solid fossil fuels. Other countries, including Japan and the United Kingdom have announced plans to phase out Russian coal imports in the future. Further sanctions by the U.S. and other jurisdictions including the European Union, Switzerland, and the United Kingdom may also be forthcoming.
We source Russian fuel products from counterparties in a number of these jurisdictions, including the European Union, Japan, and Switzerland and sanctions that have been or will be imposed by these and other jurisdictions may require us to restrict or modify our operations. While the U.S. and other countries’ sanctions measures announced to date do not amount to a comprehensive embargo against Russia and Russian persons, it is not possible to predict with a reasonable degree of certainty how developments in Russia and Ukraine may impact our Russia-related business dealings, including but not limited to our purchase of fuel sources from Russia, such as bituminous coal, uranium, uranium concentrates conversion and enrichment services, and LNG or with regard to other business with Russian counterparties.
While we do not believe that our dealings related to Russia violate applicable economic sanctions, our ongoing dealings related to Russia expose us to risk. If the parties we are dealing or planning to deal with (directly or indirectly) become subject to sanctions, including suppliers of fuel sources, we may need to terminate our relationships with them and substitute them with alternative parties in order to not be in violation of any sanctions. There is no guarantee that we will be able to procure contractual terms with the alternative parties that are better or at least similar to our current terms. In addition, the current and future sanctions against Russia-related business dealings may cause the global prices of fuels including coal, uranium, and LNG to rise as the overall fuel supply will be curbed. Also, we may not be able to pursue other business with Russian counterparties. Our failure to comply with applicable economic sanctions or export controls affecting Russia or Russian companies may result in administrative, civil, or criminal penalties. Such events may have a material adverse effect on our reputation, business, results of operations, financial condition and cash flows.
The extent to which the recent coronavirus
(COVID-19)
outbreak impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.
The rapid and diffuse spread of the recent coronavirus
(COVID-19)
and global health concerns relating to this outbreak have had severe negative impact on, among other things, financial markets, liquidity, economic conditions and trade and could continue to do so or could worsen for an unknown period of time, which could in turn have a material adverse impact on our business, results of operations and financial condition. Although a number of governments and organizations project GDP growth forecasts for 2022, as they did in 2021, to reflect the economic recovery after the
COVID-19
vaccines are being rolled out both domestically and internationally, it is possible that the prolonged
COVID-19
will cause a recession depending on the timeliness and effectiveness of actions taken or not taken to contain and mitigate the effects of
COVID-19
both in Korea and internationally by governments, central banks, healthcare providers, health system participants, other businesses and individuals. The effects on the economy are still highly uncertain and cannot be predicted. Risks associated with a prolonged outbreak of
COVID-19
include:

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

•	depreciation of the Won against major foreign currencies, which in turn may increase the cost of imported raw materials and equipment;

•	unstable global and Korean financial markets, which may adversely affect our ability to meet our funding needs on a timely and cost-effective basis;

•	significant or extended incline in the prices of LNG, which may lead to the replacement of thermal generation with LNG-combined cycle generation;

•	impairments in the fair value of our investments in companies that may be adversely affected by the pandemic; and

•	global inflation caused by expansionary monetary policies and global supply chain disruptions leading to higher commodity prices including fuels.
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

•	On February 10, 2016, in retaliation of North Korea’s recent launch of a long-range rocket, South Korea announced that it would halt its operations of the Gaeseong Industrial Complex to impede North

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
President Donald Trump and Kim
Jong-un
met in Panmunjom, a symbolic place of

division in Korea, and the parties agreed to resume the United States and North Korea working-level negotiations, and on October 4, 2019, such working-level negotiations took place in Stockholm, Sweden. However, the negotiations did not result in any definitive agreement or any follow-up
plans. On June 16, 2020, North Korea destroyed the joint liaison office in Gaeseong, citing anti-regime propaganda allegedly disseminated using balloons across the border by Korean activists, and cut all other communication channels with Korea. On July 27, 2021, both South and North Korea announced that a part of the communication channels have been reconnected. However, there has been no further discussion of resuming any operations in the Gaeseong Industrial Complex or any transactions that we are involved in.
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
www.kepco.co.kr
.
Our agent in the United States is Korea Electric Power Corporation, North America Office, located at 7th Floor, Parker Plaza, 400 Kelby Street, Fort Lee, NJ 07024.
The Korean electric utility industry traces its origin to the establishment of the first electric utility company in Korea in 1898. On July 1, 1961, the industry was reorganized by the merger of Korea Electric Power Company, Seoul Electric Company and South Korea Electric Company, which resulted in the formation of Korea Electric Company. From 1976 to 1981, the Government acquired the private minority shareholdings in Korea Electric Company. After the Government acquired all the remaining shares of Korea Electric Company, Korea Electric Company was dissolved, and we were incorporated in 1981 and assumed the assets and liabilities of Korea Electric Company. We ceased to be wholly owned by the Government in 1989 when the Government sold 21% of our common stock. As of December 31, 2021, the Government maintained 51.1% ownership in aggregate of our common shares by direct holdings by the Government and indirect holdings through Korea Development Bank, a statutory banking institution wholly owned by the Government.
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
Item 4.B. Business Overview
Introduction
We are an integrated electric utility company engaged in the transmission and distribution of substantially all of the electricity in Korea. Through our six wholly-owned generation subsidiaries, we also generate the substantial majority of electricity produced in Korea. As of December 31, 2021, we and our generation subsidiaries owned approximately 61.5% of the total electricity generation capacity in Korea (excluding plants generating electricity primarily for private or emergency use). In 2021, we sold to our customers 533,431 gigawatt-hours of electricity. We purchase electricity principally from our generation subsidiaries and, to a lesser extent, from independent power producers. Of the 535,985 gigawatt-hours of electricity we purchased in 2021, 28.9% was generated by KHNP, our wholly-owned nuclear and hydroelectric power generation subsidiary, 41.9% was generated by our wholly-owned five non-nuclear
generation subsidiaries and 29.2% was generated by independent power producers that trade electricity to us through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us). Our five non-nuclear
generation subsidiaries are KOSEP, KOMIPO, KOWEPO, KOSPO and EWP, each of which is wholly owned by us and is incorporated in Korea. We derive substantially all of our revenues and profit from Korea, and substantially all of our assets are located in Korea.
In 2021, we had sales of Won 59,914 billion and net loss of Won 5,229 billion, compared to sales of Won 57,926 billion and net profit of Won 2,092 billion in 2020.
Our revenues are closely tied to demand for electricity in Korea. Demand for electricity in Korea increased at a compounded average growth rate of 1.0% per annum from 2017 to 2021, compared to the real gross domestic product, or GDP, which increased at a compounded average growth rate of 2.1% during the same period, according to the Bank of Korea. During 2021, the GDP growth rate was 4.0%, while the demand for electricity in Korea during the same year increased by 4.7%.
Strategy
We established our 2035 medium- to long-term strategy to leap forward as a global integrated energy platform company that leads changes in the industrial ecosystem. We plan to achieve it by pursuing the following eight strategic initiatives. Through this, we aim to provide better value to various stakeholders including but not limited to our country, customers and society. More specifically, our goal for the country is to contribute to the achievement of national policy goals for energy transition such as establishing the foundation for carbon neutrality. Our goal for the customers is to expand clean energy supply by enhancing digital-based customer interaction and renewable energy transactions. Our goal for the society is to create a future-oriented energy market by developing and commercializing carbon-neutral technology through collaboration with major stakeholders. Our eight strategic initiatives to achieve such goals are:

•
Establish power grid system which could further contribute to achieving carbon neutrality
.
We plan to contribute to achieving carbon neutrality in 2050 with power grid innovation. We aim to secure grid capability for connecting renewable energy units by preemptively constructing power facilities based on forecast and further enhance grid stability with intelligent and advanced grid system.

•
Expand clean energy and promote strategic demand response.
We plan to establish a foundation for expanding renewable energy by cooperating with our subsidiaries and independent power producers. Also, we aim to improve demand-side energy efficiency by collaborating with demand management business operators.

•
Lead future energy market and improve sales competitiveness
. We plan to create reliable and resilient electricity system to achieve competency in future electricity market. We will also strive to expand our customized services through digital technologies and power data and establish reasonable and sustainable cost-based tariff system.

•
Lead platform-based new businesses
. We plan to expand charging infrastructure and foster transition into electric vehicles. We also aim to improve energy efficiency by boosting operation of dispersed energy resources in a form of energy platform business.

•
Transform overseas business portfolio to focus on
eco-friendly
projects and core competencies.
We plan to end our overseas coal-fired generation projects and switch substantial amount of our overseas business portfolio into eco-friendly
projects. We aim to improve our competency and profitability by strengthening our overseas business capacity.

•
Secure future technologies and build a research and development (“R&D”) ecosystem
.
We plan to secure core technologies necessary for achieving carbon neutrality with aggressive R&D investment. In addition, we aim to introduce an R&D system based on collaboration among industry, university and research institutes to establish a foundation for technological innovation and enhance our R&D capability.

•
Promote digitalization in overall supply chain
. We will strengthen work efficiency and stability by introducing the latest digital technology and infrastructure to our business environment and develop a business model with new customer services based on data platforms.

•
Establish a highly reliable and highly efficient management system with respect to human beings and environment.
We plan to establish a comprehensive ESG management system that promotes environment, safety and coexistence. Also, we aim to enhance our financial stability by pursuing management efficiency and stable profit structure.

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
Furthermore, in January 2011 the six generation subsidiaries were officially designated as “market-oriented public enterprises,” whereupon the President of Korea appoints the president and the statutory auditor of each such subsidiary; the selection of non-standing
directors of each such subsidiary is subject to approval by the minister of the Ministry of Economy and Finance; the president of each such subsidiary is required to enter into a management contract directly with the minister of the Ministry of Trade, Industry and Energy; and the Public Enterprise Management Evaluation Team which is established by the Committee for Management of Public Institutions conducts performance evaluation of such subsidiaries. Previously, our president appointed the president and the statutory auditor of each such subsidiary; the selection of non-standing
directors of each such subsidiary was subject to approval by our president; the president of each such subsidiary entered into a management contract with our president; and our evaluation committee conducted performance evaluation of such subsidiaries. For further details of the impact of the designation of our generation subsidiaries as “market-oriented public enterprises,” see Item 16.G. “Corporate Governance—The Act on the Management of Public Institutions.”
Proposal for Adjustment of Functions of Public Institutions (Energy Sector)
In June 2016, the Government announced the Proposal for Adjustment of Functions of Public Institutions (Energy Sector) for the purpose of streamlining the operations of Government-affiliated energy companies by discouraging them from engaging in overlapping or similar businesses with each other, reducing non-core
assets and activities and improving management and operational efficiency. The initiatives contemplated in this proposal that would affect us and our generation subsidiaries include the following: (i) the generation companies should take on greater responsibilities in overseas resource exploration and production projects as these involve procurement of fuels necessary for electricity generation while fostering cooperation among each other through closer coordination, (ii) KHNP should take a greater role in export of nuclear technology, and (iii) the current system of retail sale of electricity to end-users
should be liberalized to encourage more competition. In accordance therewith, we transferred a substantial portion of our assets and liabilities in our overseas resource business to our generation subsidiaries as of December 31, 2016. In addition, this Proposal contemplated selling a minority stake in our generation subsidiaries and KEPCO KDN, but the planned sales have been put on hold, as discussed above in “ –Privatization of Generation Subsidiaries.”
Proposed Amendment for Direct Participation in Renewable Energy
An amendment to the Electric Utility Act is underway that will enable us to directly participate in the development of renewable power generation. Under the current Electric Utility Act, a single business entity cannot participate in two or more types of electric businesses. Notwithstanding the foregoing, our power generation subsidiaries are allowed to directly participate in the development of renewable power generation and we may also do so by forming new entities to participate in such development. The proposed amendment allows a market-type public institution like ourselves to directly participate in renewable power generation business to a limited degree. The amendment bill was proposed in July 2020 and is now pending deliberation by the Korean national assembly. When the bill passes, we intend to pursue renewable power generation projects such as large-scale offshore wind power.

Purchase of Electricity
Cost-based Pool System
Since April 2001, the purchase and sale of electricity in Korea is required to be made through the Korea Power Exchange, which is a statutory not-for-profit
organization established under the Electric Utility Act with responsibilities for setting the price of electricity, handling the trading and collecting relevant data for the electricity market in Korea. The suppliers of electricity in Korea consist of our six generation subsidiaries, which were split-off
from us in April 2001, and independent power producers, which numbered 33 (excluding renewable energy producers) as of December 31, 2021. We distribute electricity purchased through the Korea Power Exchange to end users.
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
The system marginal price represents, in effect, the marginal price of electricity at a given hour at which the projected demand for electricity and the projected supply of electricity for such hour intersect, as determined by the merit order system, which is a system used by the Korea Power Exchange to allocate which generation units will supply electricity for which hour and at what price. To elaborate, the projected demand for electricity for a given hour is determined by the Korea Power Exchange based on a forecast made one day prior to trading, and such forecast takes into account, among others, historical statistics relating to demand for electricity nationwide by day and by hour, season and on-peak-hour
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
The reference capacity price refers to the Won amount per kilowatt-hour payable annually for annualized available capacity indicated in the bids submitted the day before trading (provided that such capacity is actually available on the relevant day of trading), and is determined based on the construction costs and maintenance costs of a standard generation unit and related transmission access facilities, and a base rate for loading electricity. Prior to October 2016, the same reference capacity price applied uniformly to all generation units. Since October 2016, the reference capacity price applies differentially to each generation unit depending on the start year of its commercial operation. Accordingly, the reference capacity price currently ranges from Won 9.61 to 10.65 per kilowatt hour.
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
Following such study, the Government announced in June 2016 that, due to changes in the electricity business environment (including an increase in generation capacity relative to peak usage, reduced fuel costs following a decline in oil prices and greater environmental concerns related to coal-fired electricity generation), it will indefinitely suspend any further rollout of the vesting contract system beyond by-product
gas-based
electricity, and revert to the adjusted coefficient-based electricity pricing adjustment mechanism. As of the end of 2021, there are no active contracts remaining under the vesting contract system.

Power Trading Results
The results of power trading, as effected through the Korea Power Exchange, for us and our generation subsidiaries and independent power producers in 2021 are as follows:

	Items	Volume (Gigawatt hours)	Percentage of Total Volume (%)	Sales to KEPCO (2) (in billions of Won)	Percentage of Total Sales (%)	Unit Price (Won/kWh)
Generation Companies	KHNP	154,842	28.9	9,069	17.6	58.57
	KOSEP	43,824	8.2	4,581	8.9	104.54
	KOMIPO	46,203	8.6	5,250	10.2	113.62
	KOWEPO	44,469	8.3	4,825	9.3	108.51
	KOSPO	48,605	9.1	5,654	11.0	116.33
	EWP	41,530	7.7	4,604	8.9	110.86
	Others (1)	156,513	29.2	17,586	34.1	112.36

	Total	535,985	100.0	51,569	100.0	96.21

Energy Sources	Nuclear	150,163	28.0	8,451	16.4	56.28
	Bituminous coal	186,813	34.9	19,001	36.9	101.71
	Anthracite coal	1,654	0.3	172	0.3	103.92
	Oil	2,110	0.4	460	0.9	218.12
	LNG/Combined-cycle	163,079	30.4	19,955	38.7	122.37
	Renewables	23,368	4.4	2,497	4.8	106.88
	Hydro	2,349	0.4	253	0.5	107.64
	Pumped storage	3,667	0.7	515	1.0	140.38
	Others	2,785	0.5	265	0.5	95.06

	Total	535,985	100.0	51,569	100.0	96.21

Load	Base load	338,629	63.2	27,624	53.6	81.57
	Non-base load	197,356	36.8	23,945	46.4	121.33

	Total	535,985	100.0	51,569	100.0	96.21

Notes:

(1)
Others represent independent power producers that trade electricity through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us).

(2)	Based on the payment made by us through Korea Power Exchange.
Power Purchased from Independent Power Producers under Power Purchase Agreements
In 2021, we purchased an aggregate of 18,904
gigawatt hours of electricity generated by independent power producers under existing power purchase agreements. These independent power producers had an aggregate generation capacity of 13,602 megawatts as of December 31, 2021.
Power Generation
As of December 31, 2021, we and our generation subsidiaries had a total of 763 generation units, including nuclear, thermal, hydroelectric and internal combustion units, representing total installed generation capacity of 82,459 megawatts. Our thermal units produce electricity using steam turbine generators fired by coal, oil and LNG. Our internal combustion units use oil or diesel-fired gas turbines and our combined-cycle units are primarily
LNG-fired.
We also purchase power from several generation plants not owned by our generation subsidiaries.

The table below sets forth as of and for the year ended December 31, 2021 the number of units, installed capacity and the average capacity factor for each type of generating facilities owned by us and our generation subsidiaries.

	Number of Units	Installed Capacity (1)	Average Capacity Factor (2)
		(Megawatts)	(%)
Nuclear	24	23,250	74.5
Thermal:
Coal	53	32,559	60.5
Oil	3	1,200	14.2
LNG	4	1,400	9.6
Total thermal	60	35,159	56.8

Internal combustion	214	177	31.7
Combined-cycle (3)	117	16,652	36.8
Integrated gasification combined cycle (4)	1	346	72.2
Hydro	61	5,358	10.1
Wind	16	168	13.3
Solar	236	329	17.1
Fuel cell	26	305	74.6
Bio	7	705	56.2
Others (5)	1	10	75.2

Total	763	82,459	55.4

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
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

	2017	2018	2019	2020	2021	% of 2021 Gross Generation (1)
	(in gigawatt hours, except percentages)
Electricity generated by us and our generation subsidiaries:
Nuclear	148,426	133,505	145,910	160,184	158,015	27.4
Coal	227,187	222,818	211,785	178,808	172,419	29.9
Oil	5,225	5,845	1,842	1,504	1,494	0.3
LNG	220	—	—	587	1,177	0.2
Internal combustion	513	529	579	405	491	0.1
Combined-cycle	36,957	46,780	39,049	41,446	53,609	9.3
Hydro	5,263	5,187	4,477	4,501	4,762	0.8
Wind	209	195	192	202	195	0.0
Solar	142	183	209	236	493	0.1
Fuel cells	273	527	1,036	1,528	1,993	0.3
Others	2,069	2,758	3,991	5,121	5,725	1.0

Total generation by us and our generation subsidiaries	426,484	418,327	409,070	394,522	400,373	69.4

Electricity generated by IPPs:
Thermal	103,727	125,830	124,128	123,856	140,891	24.4
Hydro, other renewable and others	23,319	26,490	29,842	33,784	35,454	6.2

Total generation by IPPs	127,046	152,320	153,970	157,640	176,345	30.6

Gross generation	553,530	570,647	563,040	552,162	576,718	100
Auxiliary use (2)	21,707	21,390	21,573	21,135	21,254	3.7
Pumped-storage (3)	5,477	5,106	4,588	4,351	4,856	0.8

Total net generation (4)	526,346	544,151	536,879	526,676	550,608	95.5

Transmission and distribution losses (5)	18,790	19,359	19,000	18,610	19,424	3.5

IPPs = Independent power producers
Notes:

(1)	Unless otherwise indicated, percentages are based on gross generation.

(2)	Auxiliary use represents electricity consumed by generation units in the course of generation.
(3)	Pumped storage represents electricity consumed during low demand periods in order to store water which is utilized to generate hydroelectric power during peak demand periods.
(4)	Total net generation represents gross generation minus auxiliary and pumped-storage use.
(5)	Transmission and distribution losses rate represents total transmission and distribution losses divided by total net generation.
The table below sets forth our total capacity at the time of peak usage, and peak and average loads during, the indicated periods.

	2017	2018	2019	2020	2021
	(Megawatts)
Total capacity	116,657	117,205	121,147	127,819	131,330
Peak load	85,133	92,478	90,314	89,091	91,141
Average load	63,188	65,142	64,274	62,860	65,835
Korea Hydro & Nuclear Power Co., Ltd.
We commenced nuclear power generation activities in 1978 when our first nuclear generation unit, Kori #1, began commercial operation. On April 2, 2001, all of our nuclear and hydroelectric power generation assets and liabilities were transferred to KHNP.
KHNP owns and operates 24 nuclear generation units at five power plant complexes in Korea, located in Kori (Busan), Saeul (Ulsan), Wolsong (Gyeongju), Hanbit (Yonggwang) and Hanul (Ulchin), 53 hydroelectric generation units including 16 pumped storage hydro generation units as well as 45 solar generation units and one wind generation unit as of December 31, 2021.
The table below sets forth the number of units and installed capacity as of December 31, 2021 and the average capacity factor by types of generation units in 2021.

	Number of Units	Installed Capacity (1)	Average Capacity Factor (2)
		(Megawatts)	(%)
Nuclear	24	23,250	74.5
Hydroelectric	53	5,307.475	10.0
Solar	45	61.94	15.2
Wind	1	0.75	—

Total	123	28,620.16

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)
Average capacity factor represents the total number of kilowatt hours of electricity generated in the indicated period divided by the total number of kilowatt hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.

KHNP commenced commercial operation of Shin-Kori #3, with a 1,400 megawatt capacity, in December 2016, and Shin-Kori #4 began commercial operations on August 2019. KHNP is currently building four additional nuclear generation units, two at the Shin-Kori and two at Shin-Hanul sites, each with a 1,400 megawatt capacity. KHNP expects to complete these units between 2022 and 2025. In June 2018, the board of directors of KHNP decided to retire Wolsong #1 unit earlier than planned due to comprehensive evaluation of the unit’s economic viability and regional sentiment of its continuing operation. The initial phase of the decommissioning of Kori #1, which primarily involves safety inspections and the removal of spent nuclear fuels, has begun after its permanent shutdown in June 2017.

Nuclear
The table below sets forth certain information with respect to the nuclear generation units of KHNP as of December 31, 2021.

Unit (5)	Reactor Type (1)	Reactor Design (2)	Turbine and Generation (3)	Commencement of Operations	Installed Capacity	Average Capacity Factor(4) (%)
					(Megawatts)
Kori-2	PWR	W	GEC	1983	650	97.9
Kori-3	PWR	W	GEC, Hitachi	1985	950	63.2
Kori-4	PWR	W	GEC, Hitachi	1986	950	63.9
Shin-Kori-1	PWR	D, KEPCO E&C, W	D, GE	2011	1,000	78.7
Shin-Kori-2	PWR	D, KEPCO E&C, W	D, GE	2012	1,000	84.1
Shin-Kori-3	PWR	D, KEPCO E&C, W	D, GE	2016	1,400	75.6
Shin-Kori-4	PWR	D, KEPCO E&C, W	D, GE	2019	1,400	74.3
Wolsong-2	PHWR	AECL, H, K	H, GE	1997	700	93.9
Wolsong-3	PHWR	AECL, H	H, GE	1998	700	89.1
Wolsong-4	PHWR	AECL, H	H, GE	1999	700	85.9
Shin-Wolsong-1	PWR	D, KEPCO E&C, W	D, GE	2012	1,000	76.9
Shin-Wolsong-2	PWR	D, KEPCO E&C, W	D, GE	2015	1,000	87.2
Hanbit-1	PWR	W	W, D	1986	950	72.6
Hanbit-2	PWR	W	W, D	1987	950	98.2
Hanbit-3	PWR	H, CE, K	H, GE	1995	1,000	100.1
Hanbit-4	PWR	H, CE, K	H, GE	1996	1,000	0.0
Hanbit-5	PWR	D, CE, W, KEPCO E&C	D, GE	2002	1,000	18.7
Hanbit-6	PWR	D, CE, W, KEPCO E&C	D, GE	2002	1,000	62.4
Hanul-1	PWR	F	A	1988	950	95.2
Hanul-2	PWR	F	A	1989	950	74.0
Hanul-3	PWR	H, CE, K	H, GE	1998	1,000	66.2
Hanul-4	PWR	H, CE, K	H, GE	1999	1,000	70.9
Hanul-5	PWR	D, KEPCO E&C, W	D, GE	2004	1,000	84.9
Hanul-6	PWR	D, KEPCO E&C, W	D, GE	2005	1,000	100.0

Total nuclear					23,250	74.5

Notes:

(1)	“PWR” means pressurized light water reactor; “PHWR” means pressurized heavy water reactor.
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

(4)
The average fuel cost per kilowatt in 2021 for the entire generation units, including nuclear fuel cost, power purchase cost and material cost, was Won 7.75 per kilowatt.
Hanbit-4
Unit was under an overhaul during 2021 as we had planned.

(5)	Kori-1 was permanently shut down on June 18, 2017. Shin-Kori-4 commenced operations on August 29, 2019. On December 24, 2019, the NSSC approved the permanent shutdown of Wolsong #1.

Under extended-cycle operations, nuclear units can be run continuously for periods longer than the conventional twelve-month period between scheduled shutdowns for refueling and maintenance. Since 1987, we have adopted the mode of extended-cycle operations for all of our pressurized light water reactor units and plan to use it for our newly constructed units. The duration of shutdown for fuel replacement, maintenance and the evaluation period for approval to start after maintenance was 1,989.8 days in the aggregate in 2021. In addition, KHNP’s nuclear units experienced an average of 0.25 unplanned shutdowns per unit in 2021. In the ordinary course of operations, KHNP’s nuclear units routinely experience damage and wear and tear, which are repaired during routine shutdown periods or during unplanned temporary suspensions of operations. No significant damage has occurred in any of KHNP’s nuclear reactors, and no significant nuclear exposure or release incidents have occurred at any of KHNP’s nuclear facilities since the first nuclear plant commenced operation in 1978.
Hydroelectric
The table below sets forth certain information relating to KHNP’s pumped-storage and hydroelectric business units, including the installed capacity as of December 31, 2021 and the average capacity factor in 2021.

Location of Unit	Number of Units	Classification	Year Built	Installed Capacity	Average Capacity Factor
				(Megawatts)	(%)
Hwacheon	4	Dam waterway	1944	108.0	13.9
Chuncheon	2	Dam	1965	62.28	15.1
Euiam	2	Dam	1967	48.0	24.4
Cheongpyung	4	Dam	1943	140.1	17.1
Paldang	4	Dam	1973	120.0	31.2
Chilbo (Seomjingang)	3	Basin deviation	1945	35.4	23.3
Boseonggang	2	Basin deviation	1937	4.5	39.4
Kwoesan	2	Dam	1957	2.8	35.6
Anheung (GangLim)	3	Dam waterway	1978	0.4	3.3
Kangreung	2	Basin deviation	1991	82.0	0.0
Topyeong	1	Dam	2011	0.045	12.4
Muju	1	Dam	2003	0.4	10.0
Sancheong	2	Dam	2001	0.995	39.9
Yangyang	2	Dam	2005	1.4	38.3
Yangyang	1	Dam	2020	0.15	75.2
Yecheon	1	Dam	2011	0.9	19.8
Yecheon (Mini)	1	Dam	2018	0.025	90.8
Cheongpeoung	2	Pumped Storage	1980	400.0	9.3
Samrangjin	2	Pumped Storage	1985	600.0	11.1
Muju	2	Pumped Storage	1995	600.0	12.0
Sancheong	2	Pumped Storage	2001	700.0	12.0
Yangyang	4	Pumped Storage	2006	1,000.0	10.7
Cheongsong	2	Pumped Storage	2006	600.0	8.9
Yecheon	2	Pumped Storage	2011	800.0	0.0

Total	53			5,307.475	10.0

Solar/Wind
The table below sets forth certain information, including the installed capacity as of December 31, 2021 and the average capacity factor in 2021, of the solar and wind power units of KHNP.

Location of Unit	Classification	Year Built	Installed Capacity	Average Capacity Factor
			(Megawatts)	(%)
Yonggwang	Solar	2008-2021	21.56	15.3
Yecheon	Solar	2012	2.01	14.9
Kori	Wind	2008	0.75	0.0
Kori	Solar	2017-2021	6.85	17.3
Gapyeong	Solar	2017	0.07	14.8
Hydro Technical Training Center	Solar	2017	0.09	14.2
Cheongpyung	Solar	2018	0.09	14.3
Cheongsong	Solar	2018-2021	4.49	15.9
Kwoesan	Solar	2018	0.25	15.1
Boseonggang	Solar	2018	1.99	13.0
Samrangjin	Solar	2019	2.77	15.2
Yeoncheon	Solar	2020	0.99	14.3
Jeju	Solar	2020-2021	14.08	13.6
Gyeongju	Solar	2020-2021	6.67	15.1

Total			62.69

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
Korea South-East Power Co., Ltd.
The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2021 and the average capacity factor and average fuel cost per kilowatt in 2021 based upon the net amount of electricity generated, of KOSEP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Samcheonpo #3, 4, 5, 6	26.2	2,120	42.4	63.5
Yeongheung #1, 2, 3, 4, 5, 6	12.7	5,080	65.4	63.3
Yeosu # 2	7.8	668.6	61.8	92.4
Combined cycle and internal Combustion:
Bundang gas turbine #1,2,3,4,5,6,7,8; steam turbine #1, 2	28	922.1	28.9	135.5
Hydro, Solar and other renewable energy		489.6	55.3	137.9

Total	23.4	9,280.3	55.2	73.1

Korea Midland Power Co., Ltd.
The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2021 and the average capacity factor and average fuel cost per kilowatt in 2021 based upon the net amount of electricity generated, of KOMIPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Boryeong #3, 4, 5, 6, 7, 8	22.96	3,050	59.08	61.55
Shin Boryeong #1, 2	4.46	2,038	68.72	55.54
Shin Seocheon #1	0.58	1,018	58.30	76.95
Oil-fired:
Jeju #2, 3	21.46	150	48.79	302.10
Combined-cycle and internal combustion:
Boryeong gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3	22.82	1,350	14.98	113.39
Incheon gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3	12.88	1,462.45	34.09	110.70
Seoul gas turbine #1, 2; steam turbine #1, 2	2.38	738.35	71.60	89.95
Jeju gas turbine #1, 2; steam turbine #1, 2	3.51	228.73	54.25	113.44
Sejong gas turbine #1, 2; steam turbine #1	8.17	530.44	78.05	94.96
Jeju Internal Combustion Engine #1,2	14.58	80	27.46	159.97
Wind:
Yangyang #1, 2	15.58	3	15.62	6.59
Sejong Maebongsan Wind	15.47	8.80	—	—
Jeju Sangmyung Wind	5.5	21	15.63	2.69
Combined heat and power:
Wonju #1	6.67	10	75.17	84.55
Hydroelectric:
Boryeong	12.86	7.50	15.41	0.46
Shin Boryeong	5.25	5	38.52	0.01
Shin Seocheon	0.58	2.59	22.51	0.0007
Photovoltaic (“PV”) power and fuel cell generation:
Boryeong (PV) site	4.32	3.11	13.48	3.67
Shin Boryeong (PV) site	5.58	2.90	13.61	0.01
Seocheon (PV) site	14	1.23	12.40	0.0003
Jeju (PV) site	4.84	4.29	11.42	0.42
Seoul (PV) site	10.42	1.30	14.43	4.55
Sejong (PV) site	4.08	0.33	13.98	0.001
Yeosu (PV) site	9.83	2.22	15.03	0.0003
Incheon (PV) site	4.18	1.58	13.65	0.001
Shin Boryeong (fuel cell) site	4.17	7.48	72.05	148.24
Incheon (fuel cell) site	1.92	15.84	94.26	132.22
Seoul (fuel cell) site	1.25	6	93.23	78.77
Sejong (fuel cell) site	1.92	5.28	94.62	101.29

Total	13.14	10,755.46	52.81	77.90

Korea Western Power Co., Ltd.
The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2021 and the average capacity factor and average fuel cost per kilowatt in 2021 based upon the net amount of electricity generated, of KOWEPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Taean #1, 2, 3, 4, 5, 6, 7, 8, 9, 10	15.7	6,100	59.1	63.58
LNG-fired:
Pyeongtaek #1, 2, 3, 4 (1)	40.1	1,400	9.6	143.85
Combined cycle:
Pyeongtaek #2	7.2	868.5	65.7	97.84
Gunsan	11.6	718.4	28.7	118.30
West Incheon	29.1	1,800	28.6	112.74
Hydroelectric:
Taean	14.3	7.2	19.2	—
Solar:
Taean	4.4	17.3	13.4	—
Pyeongtaek	4.5	3.9	13.0	—
West Incheon	4.5	1.2	12.8	—
Gunsan	6.2	1.0	16.5	—
Samryangjin	14.1	3.0	14.2	—
Sejong City	9.5	5.0	13.3	—
Gyeonggi-do	8.7	2.5	13.8	—
Yeongam	8.8	13.3	15.3	—
Goheung	2.7	1.0	14.9	—
Fuel Cell:
West Incheon 1	6.7	16.6	40.2	146.29
West Incheon 2	2.4	60.3	76.0	134.25
Cheonan Cheongsu	2	5.3	85.3	147.96
Hwaseong Namyang	0.5	20.2	79.5	158.29
Gyeonggi Uiwang	0.4	9.9	95.5	114.82
Daejeon Hakha	0.1	6.2	84.1	112.64
Wind Power:
Hwasun	6	16	16.4	—
Jangheung	0.3	18	9.9	—
Integrated gasification combined cycle:
Taean	5.4	346.3	72.2	56.14

Total	19.5	11,441.1	47.0	77.09

Notes:

(1)	Pyeongtaek #1, 2, 3 and 4 were converted into LNG-fired power plant in February 2020.

Korea Southern Power Co., Ltd.
The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2021 and the average capacity factor and average fuel cost per kilowatt in 2021 based upon the net amount of electricity generated, of KOSPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Hadong #1, 2, 3, 4, 5, 6, 7, 8	20.6	4,000	64.8	63.3
Samcheok #1, 2	4.8	2,044	59.5	72.3
Combined cycle:
Shin Incheon #1, 2, 3, 4	24.4	1,800	36.2	109.9
Busan #1, 2, 3, 4	18.2	1,800	46.3	102.5
Yeongwol #1	11.2	848	10.9	113.8
Hallim	24.4	105	50.8	141.2
Andong #1	7.8	362	52.7	88.7
Nam Jeju #1	1.1	146	9.2	248.9
Bio Oil:
Nam Jeju #1, 2	15	200	43.8	289.0
Wind power:
Hankyung	15.2	21	19.8	1.4
Seongsan	12.2	20	21.5	1.0
Solar	4.8	34	14.1	0.2
Small Hydropower	4.4	3	45.3	0.0
Fuel Cell	2.2	94	91.3	133.5

Total	16.3	11,477	50.8	83.1

Korea East-West Power Co., Ltd.
The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2021 and the average capacity factor and average fuel cost per kilowatt in 2021 based upon the net amount of electricity generated, of EWP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Dangjin #1, 2, 3, 4, 5, 6, 7, 8, 9, 10	14.0	6,040	54.8	63.3
Anthracite:
Donghae #1, 2	22.8	400	52.9	96.0
Oil-fired:
Ulsan #4, 5, 6	41.4	1,200	14.2	201.5
Combined cycle:
Ulsan gas turbine #1, 2, 3, 4, 5, 6, 7, 8; steam turbine #1, 2, 3, 4	18.0	2,072	39.5	102.7
Ilsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2	27.8	900	15.6	146.3
Mini hydro, Photovoltaic, Fuel Cell, Wind-Power, Biomass:		164	40.3	71.9

Total	20.7	11,276	44.6	79.7

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
EP
(1)
upgrade (#5, 2009)
EP upgrade (#6, 2010)
EP upgrade (#2, 2016)
EP upgrade (#1, 2017)
EP upgrade (#3, 4, 2018)
SCR
(2)
upgrade (#2, 4, 7, 2016)
SCR upgrade (#1, 8, 2017)
SCR upgrade (#3, 5, 6, 2018)
FGD
(5)
upgrade (#1, 2017)
FGD upgrade (#2, 3, 4, 2018)
			Anti-pollution	KOWEPO
Pyeongtaek #1- 4	1,400 MW (350 MW×4)	Steam turbine upgrade (#2, 3, 2014)	10-year performance-improvement	KOWEPO
Boryeong #3 - 6	2,000 MW (500 MW×8)	Retrofit (#3, 2019) Retrofit (#4, 2022) Conversion into LNG-fired plant(#5, 6, 2021)	Lifetime extension Conversion into LNG-fired Plant	KOMIPO
Boryeong #7, 8	1,000 MW (500 MW×2)	FGD, EP upgrade (#7, 2025) FGD, EP upgrade (#8, 2026)	Performance-improvement	KOMIPO
Yeosu #1, 2	668.6MW (#1:340, #2:328.6MW)	Boiler Type Change (CFBC (3) :#1:2016, #2:2011)	30 years	KOSEP
Samcheonpo #5, 6	1,000 MW (500 MW ×2)	EP upgrade(2016 ~ 2017), FGD, SCR, WESP (6) installation (2019 ~ 2020)	Anti-pollution	KOSEP
Yeongheung #1, 2	1,600 MW (800 MW ×2)	EP, FGD, SCR Upgrade (2022)	Anti-pollution	KOSEP
Yeongdong #1. 2	325 MW (#1:125, #2:200 MW)	Boiler, Hybrid SCR & EP, Draft System Retrofit (Biomass (4) #1: 2017, #2: 2020)	Renewable energy	KOSEP
Dangjin #1 - 4	2,000MW (500MW×4)	FGD, EP, SCR upgrade (2022)	Performance-improvement	EWP
Dangjin #5 - 8	2,000MW (500MW×4)	FGD, EP, SCR upgrade (2024)	Performance-improvement	EWP
Dangjin #9 - 10	2,040MW (1,020MW×2)	FGD, EP, SCR upgrade (2026)	Performance-improvement	EWP
Donghae #1, 2	400 MW (200 MW×2)	FGD (2022)	Anti-pollution & modification of control systems	EWP

Power Plant	Capacity	Completed (Year)	Extension	Company
Hadong #1 - 8	4,000 MW (500 MW×8)	SCR Upgrade (#5. 2016) SCR Upgrade (#2,3,5. 2017) SCR Upgrade (#1,4,6,7. 2018) SCR Upgrade (#8. 2019) FGD Upgrade (#6, 2018) FGD Upgrade (#2, 3, 2019) FGD Upgrade (#4 2020) FGD Upgrade (#5 2021)	Anti-pollution	KOSPO

Notes:

(1)	“EP” means an electrostatic precipitation system.
(2)	“SCR” means a selective catalytic reduction system.
(3)	“CFBC” means a circulating fluidized bed combustion system.
(4)	“Biomass” means wood pallet powered plant.
(5)	“FGD” means flue-gas desulfurization designed to remove sulfur oxides.
(6)	“WESP” means wet electrostatic precipitator.
Transmission and Distribution
We currently transmit and distribute substantially all of the electricity in Korea.
As of December 31, 2021, our transmission system consisted of 34,923 circuit kilometers of lines of 765 kilovolts and others including high-voltage direct current lines, and we had 892 substations with aggregate installed transformer capacity of 344,286 megavolt-amperes.
As of December 31, 2021, our distribution system consisted of 132,376 megavolt-amperes of transformer capacity and 9,940,440 units of support with a total line length of 532,348 circuit kilometers.
We make substantial investments in our transmission and distribution systems to minimize power interruptions and improve efficiency. Our current projects principally focus on increasing capabilities of the existing power networks and reducing our transmission and distribution loss, which was 3.53% of our gross generation in 2021. To cope with increasing damages to large-scale transmission and distribution facilities, we plan to reinforce stability of our transmission and distribution facilities through stricter design and material specifications. In addition, we also plan to expand underground transmission and distribution facilities to meet customer demand for more environment-friendly facilities. In order to reduce the interruption time in power distribution, which is an indicator of the quality of electricity transmission, we are also continuing to invest in automation of electricity transmission and development of new transmission technologies, among others.
Some of the facilities we own and use in our distribution system use rights of way and other concessions granted by municipal and local authorities in areas where our facilities are located. These concessions are generally renewed upon expiration.
New Energy Industry Projects
Certain of our new energy industry projects are described below.
Advanced Metering Infrastructure
In July 2012, the Government implemented a master plan to build out a smart grid, which includes the Advanced Metering Infrastructure (“AMI”) roadmap, and revised the plan to focus on building electricity market ecosystem in August 2018. In accordance with such plan, we are in the process of installing “smart meters” and related communication networks and operating systems as part of the “smart grid” initiative in an effort to enhance efficiency in the power electricity industry and alleviate growing energy shortage concerns. Our goal is to complete such installation for all of the households in Korea. Smart meters refer to digital meters that record, on a real-time basis, electricity consumption within a household so that consumers will have a price-based incentive to enhance efficiency in their electricity usage. As of December 31, 2021, we have established data communication network that enables smart meters for 11 million households and plan to establish it for 12 million additional households by 2024. We have spent Won 900 billion on the AMI project until 2021 and expect to spend an additional Won 500 billion, bringing the total cost to approximately Won 1.4 trillion.
Smart Grids
Smart grids refer to next-generation networks for electricity distribution that integrate information technology into existing power grids with the aim of enabling two-way
real time exchange of information between electricity suppliers and consumers for optimal efficiency in electricity use. As part of our overall business strategy, we are currently developing and implementing smart grids based on advanced information technology in order to promote more efficient allocation and use of electricity by consumers. We expect that such technology will improve efficiency and reduce electricity loss over the course of electricity transmission and distribution. We also expect that the smart grid initiative will significantly increase efficient energy consumption by providing real-time data to customers, which would in turn help to reduce greenhouse gas emission and decrease Korea’s reliance on foreign energy sources. Leveraging our experience gained through high-tech intelligent power transmission and distribution network, or “smart grid” test beds in Jeju Province from 2009 to 2013, we plan to expand our smart grid project.
As a way to commercialize an integrated grid system for apartments, we entered into a business agreement with Seoul City Gas for the joint use of the AMI infrastructure in September 2021 and are generating new revenue by providing meter reading services for both electricity and gas. Also, we are running an integrated grid system and smart city system based on a digital twin city approach in Siheung,
Gyeonggi-do
and Sejong City by drawing on our smart city research and development achievements from Naju Innovation City. In addition, we are conducting a project to build an energy integration platform and provide energy-related services in the Magok district of Seoul.
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
substation and the Shin-Yongin substation. In July 2015, these substations began to commercially operate energy storage systems, and we expanded the energy storage capacity nationwide by an additional 184 megawatts in 2016, an additional 140 megawatts in 2017, with a total capacity of 376 megawatts as of December 31, 2021. Among them, we completed construction of the largest indoor energy storage systems for frequency regulation in Gimje substation with a 48 megawatts capacity.
Electric Vehicle Charging Infrastructure
In order to promote the use of environment-friendly electric vehicles, we began constructing infrastructures for electric vehicles in 2009. Since 2016, we have installed electric vehicle charging stations throughout public space and residential building complexes. In 2017, we created a platform for businesses in the electric vehicle charging industry by charging for the service and making the infrastructures available to the market. We have installed 9,998 high speed electric vehicle charging stations by the end of 2021 and plan to expand such stations in line with the Government policy to popularize electric vehicles.
In January 2016, the Ministry of Trade, Industry and Energy announced an initiative to promote the new energy industry by creating the New Energy Industry Fund. For further details, see “—Capital Investment Program.”
Fuel Sources and Requirements
Nuclear
Uranium, the principal fuel source for nuclear power, accounted for 35.7%, 40.6% and 39.5% the fuel requirements for electricity generation by us and our generation subsidiaries in 2019, 2020 and 2021, respectively.
All uranium ore concentrates used by KHNP are imported from, and conversion and enrichment of such concentrates are provided by, sources outside Korea and are paid for with currencies other than Won, primarily U.S. dollars.
In order to ensure a stable supply, KHNP enters into long-term and medium-term contracts with various suppliers and supplements such supplies with purchases in spot markets. In 2021, KHNP purchased approximately 4,595 tons of its uranium concentrate requirement under both long-term and spot supply contracts with suppliers in Canada, France, the United Kingdom, Switzerland, Australia, Germany, Hong Kong, Japan and Uzbekistan. Under the long-term supply contracts, the purchase prices of uranium concentrates are adjusted annually based on base prices and spot market prices prevailing at the time of actual delivery. The conversion and enrichment services of uranium concentrates are provided by suppliers in Canada, France, Japan, Russia, the United Kingdom and Switzerland. A Korean supplier typically provides fabrication of fuel assemblies. Except for certain fixed contract prices, contract prices for processing of uranium are adjusted annually in accordance with the general rate of inflation. KHNP intends to obtain its uranium requirements in the future, in part, through purchases under medium- to long-term contracts and, in part, through spot market purchases.
Coal
Bituminous coal accounted for 51.1%, 44.8% and 42.6% of the fuel requirements for electricity generation by us and our generation subsidiaries in 2019, 2020 and 2021, respectively, and anthracite coal accounted for 0.6%, 0.5% and 0.5% of our fuel requirements for electricity generation in 2019, 2020 and 2021, respectively.
In 2021, our generation subsidiaries purchased approximately 67 million tons of bituminous coal, of which approximately 48.9%, 20.0%, 11.5%, 4.1% and 15.5% were imported from Australia, Indonesia, Russia, South Africa and others, respectively. Approximately 92.9% of the bituminous coal requirements of our generation subsidiaries in 2021 were purchased under long-term contracts with the remaining 7.1% purchased in the spot market. Some of our long-term contracts relate to specific generating plants and extend through the end of the projected useful lives of such plants, subject in some cases to periodic renewal. Pursuant to the terms of our long-term supply contracts, prices are adjusted periodically based on market conditions. The average cost of bituminous coal per ton purchased under such contracts amounted to Won 101,624, Won 69,748 and Won 103,893 in 2019, 2020 and 2021, respectively.
In 2021, our generation subsidiaries purchased approximately 1 million tons of anthracite coal. The prices for anthracite coal under such contracts are set by the Government. The average cost of anthracite coal per ton purchased under such contracts was Won 136,526, Won 137,116 and Won 155,826 in 2019, 2020 and 2021, respectively.

Oil
Oil accounted for 0.5%, 0.4% and 0.4% of the fuel requirements for electricity generation by us and our generation subsidiaries in 2019, 2020 and 2021, respectively.
In 2021, our generation subsidiaries purchased approximately 5 million barrels of fuel oil, substantial portion of which was purchased from domestic refiners through competitive open bidding. Purchase prices are based on the spot market price in Singapore. The average cost per barrel was Won 100,827, Won 91,566 and Won 127,644 in 2019, 2020 and 2021, respectively.
LNG
LNG accounted for 9.5%, 10.6% and 13.7% of the fuel requirements for electricity generation by us and our generation subsidiaries in 2019, 2020 and 2021, respectively. In 2021, for use in electricity generation we purchased approximately 7 million tons of LNG from Korea Gas Corporation, a Government-controlled entity in which we currently own a 20.47% equity interest (excluding treasury shares). In 2021, we purchased a substantial portion of our LNG requirements for use in power generation from Korea Gas Corporation. Under the terms of the LNG contract with Korea Gas Corporation, all of our five non-nuclear
generation subsidiaries jointly and severally agreed to purchase a total of 5.8 million tons of LNG in 2021, subject to an automatic price adjustment annually based on a pre-determined
formula if the actual purchased amount exceeds or falls short of the contracted amount. We believe the quantities of LNG provided under such contract will be adequate to meet the needs of our generation subsidiaries for LNG for the next several years. The LNG supply contracts between our generation subsidiaries and Korea Gas Corporation generally have a term of 20 years and provide for minimum purchase requirements for our generation subsidiaries, the specific terms of which are subject to negotiation between Korea Gas Corporation and our generation subsidiaries and approval by the Government. The average cost per ton of LNG was Won 727,083, Won 556,564 and Won 724,682, in 2019, 2020 and 2021, respectively. Korea Gas Corporation implemented a new individual tariffs formula, whereby the domestic power plants can negotiate lower prices directly with Korea Gas Corporation. The new formula applies to domestic power plants whose current contracts with Korea Gas Corporation expire after January 2022 and also to new power plants commencing operations from January 2022. Meanwhile, KOMIPO procures LNG directly through a contract with a brokerage firm, in addition to the amount supplied by Korea Gas Corporation. In 2021, the total amount of KOMIPO’s direct LNG procurement was 0.8 million tons, with 24.7%, 16.9%, 16.3%, 15.0%, 14.0% and 13.1% of the total imported from Australia, Malaysia, Russia, United States, United Arab Emirates and other countries, respectively.
Hydroelectric
Hydroelectric power generation accounted for 1.1%, 1.1% and 1.2%, of the fuel requirements for electricity generation by us and our generation subsidiaries in 2019, 2020 and 2021, respectively. The availability of water for hydroelectric power depends on rainfall and competing uses for available water supplies, including residential, commercial, industrial and agricultural consumption. Pumped storage enables us to increase the available supply of water for use during periods of peak electricity demand.
Sales and Customers
Our sales depend principally on the level of demand for electricity in Korea and the rates we charge for the electricity we sell to the end-users.
Demand for electricity in Korea grew at a compounded average rate of 1.0% per annum for the five years ended December 31, 2021. According to the Bank of Korea, the compounded growth rate for GDP was approximately 2.1% per annum for the same period. The GDP growth rate was approximately 2.0%,
-1.0%
and 4.0% during 2019, 2020 and 2021, respectively.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s GDP and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year
basis.

	2017	2018	2019	2020	2021
Growth in GDP	3.1%	2.7%	2.0%	(1.0)%	4.0%
Growth in electricity consumption	2.2%	3.6%	(1.1)%	(2.2)%	4.7%
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
Demand by the Type of Usage
The table below sets forth consumption of electric power, and growth of such consumption on a year-on-year
basis, by the type of usage (in gigawatt hours) for the periods indicated.

	2017 (GWh)	YoY growth (%)	2018 (GWh)	YoY growth (%)	2019 (GWh)	YoY growth (%)	2020 (GWh)	YoY growth (%)	2021 (GWh)	YoY growth (%)	% of Total 2021
Residential	68,544	0.7	72,895	6.3	72,639	(0.4)	76,303	5.0	79,915	4.7	15.0
Commercial	111,298	2.5	116,934	5.1	116,227	(0.6)	113,639	(2.2)	119,550	5.2	22.4
Educational	8,316	2.9	8,678	4.3	8,561	(1.4)	7,515	(12.2)	8,423	12.1	1.6
Industrial	285,969	2.6	292,999	2.5	289,240	(1.3)	278,660	(3.7)	291,333	4.6	54.6
Agricultural	17,251	4.0	18,504	7.3	18,882	2.0	19,029	0.8	20,603	8.3	3.9
Street lighting	3,557	2.7	3,582	0.7	3,571	(0.3)	3,507	(1.8)	3,445	(1.8)	0.6
Overnight Power	12,811	(4.5)	12,557	(2.0)	11,379	(9.4)	10,616	(6.7)	10,162	(4.3)	1.9

Total	507,746	2.2	526,149	3.6	520,499	(1.1)	509,270	(2.2)	533,431	4.7	100.0

The industrial sector represents the largest segment of electricity consumption in Korea. Demand for electricity from the industrial sector was 291,333 gigawatt hours in 2021, representing a 4.6% increase from 2020, largely due to a base effect from continued demand decreases for the last two years, a rapid recovery of domestic economy and consequent increases of industrial products. Demand for electricity from the commercial sector depends largely on the level and scope of commercial activities in Korea. Demand for electricity from the commercial sector increased to 119,550 gigawatt hours in 2021, representing a 5.2% increase from 2020, largely due to an improved consumer sentiment on service industry and increased heating and air conditioning each in January, February, July and August. Demand for electricity from the residential sector is largely dependent on population growth and use of heaters, air conditioners and other electronic appliances. Demand for electricity from the residential sector increased to 79,915 gigawatt hours in 2021, representing a 4.7% increase compared to 2020, largely due to an increase in household electricity usage from an increased time spent at home and telecommuting in response to the
COVID-19
pandemic and tightened disinfection guidelines.
Demand Management
Our ability to provide adequate supply of electricity is principally measured by the facility reserve margin and the supply reserve margin. The facility reserve margin represents the difference between the peak usage during a year and the installed capacity at the time of such peak usage, expressed as a percentage of such peak usage. The supply reserve margin represents the difference between the peak usage in a year and the available capacity at the time of such peak usage, expressed as a percentage of such peak usage. The following table sets forth our facility reserve margin and supply reserve margin for the periods indicated.

	2017	2018	2019	2020	2021
Facility reserve margin	37.0%	26.7%	36.2%	43.5%	44.1%
Supply reserve margin	12.9%	7.7%	6.7%	9.9%	10.5%
While we seek to meet the growing demand for electricity in Korea primarily by continuing to expand our generation capacity, we have also implemented several measures to curtail electricity consumption, especially during peak periods. We apply time-of-use
and seasonal tariff, which are structured so that higher tariffs are charged at the time and months of peak demand to select types of customers, and we also apply a progressive rate structure for the residential use of electricity. We have several demand management programs to control demand and induce power conservation during peak hours and peak seasons such as providing incentives for reducing power consumption during peak hours.
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
For the purpose of determining the fair rate of return, the rate base is divided into two components in proportion to our total equity and our total debt. The rate of return permitted in relation to the debt component of the rate base is set at a level designed to approximate the weighted average interest cost on all types of borrowing for the periods covered by the rate approval. The rate of return permitted in relation to the equity component of the rate base is set by applying the capital asset pricing model which takes account of the risk-free rate, the return on the Korea Stock Price Index, KOSPI, and the correlation of the stock price of our company with KOSPI.

In 2020, the approved rate of return on the debt component of the rate base was 0.63% while the approved rate of return on the equity component of the rate base was 3.94%. As a result of such approved rates of returns, the fair rate of return in 2020 was determined to be 4.57%. The fair rates of return for 2021 have not yet been determined.
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
First, we implemented a new cost pass-through tariff system to reinforce the correlation between the costs we incur and the tariff we charge to our customers and to enhance transparency by separately billing fuel costs and climate/environment related costs. Previously, the electricity tariff consisted of two main components: (i) the base charge (the “Base Charge”) and (ii) the usage charge (the “Usage Charge”) based on the amount of electricity consumed by end-users.
Under the new tariff system, there are new components to the tariff called the fuel cost adjusted charge (the “Fuel Cost Adjusted Charge”) and the climate/environment related charge (the “Climate/Environment Related Charge”). In principle, the Fuel Cost Adjusted Charge is calculated on a quarterly basis and the formula for calculating the amount of the Fuel Cost Adjusted Charge is multiplying (i) the unit price of the Fuel Cost Adjusted Charge (the “Unit Price of the Fuel Cost Adjusted Charge”), which is the difference between a base fuel cost (the “Base Fuel Cost”) and an actual fuel cost (the “Actual Fuel Cost”) and (ii) the amount of electricity consumed. The Base Fuel Cost is the past twelve-month average fuel price of bituminous coal, LNG and Bunker C oil as posted by the Korea Customs Service. The twelve-month average fuel price is measured by taking the average of monthly fuel prices of twelve months in between thirteen months and one month prior to the time a new Base Fuel Cost becomes effective. To illustrate, the Base Fuel Cost effective from January 2022 is the average of the fuel prices from December 2020 to November 2021. On the other hand, the Actual Fuel Cost is the past three-month average fuel price of the same fuels we use to measure the Base Fuel Cost. The past three-month average fuel price is measured by taking the average of monthly fuel prices from three preceding months from one month before the start of each period when the applicable Fuel Cost Adjusted Charge will be updated. To illustrate, for the first quarter of 2022, we used the fuel costs for September, October and November 2021 to calculate the three-month average fuel price.
The quarterly-adjusted Fuel Cost Adjusted Charge has
built-in
limits in view of price stability and other public policy considerations. First, there are limits on the Unit Price of the Fuel Cost Adjusted Charge to be (i) no less than Won ±1 per kilowatt-hour and (ii) no greater than Won ±3 per kilowatt-hour as compared to the immediately preceding quarter. In other words, any change less than Won ±1 per kilowatt-hour will not be reflected to the Fuel Cost Adjusted Charge and any change greater than Won ±3 per kilowatt-hour will not be reflected to the extent of the portion that exceeds Won ±3 per kilowatt-hour. For example, in the first quarter of 2021, the Unit Price of the Fuel Cost Adjusted Charge was Won –10.5 per kilowatt-hour, meaning the Actual Fuel Cost was lower than the Base Fuel Cost, but after being subjected to the quarterly limit of Won ±3 per kilowatt-hour, the final rate for the Unit Price of the Fuel Cost Adjusted Charge came out to be Won –3.0 per kilowatt-hour. Second, the Unit Price of the Fuel Cost Adjusted Charge that exceeds Won ±5 per kilowatt-hour will not be reflected in the Fuel Cost Adjusted Charge. In other words, the maximum adjustment that can be incorporated to the Unit Price of the Fuel Cost Adjusted Charge is equal to Won ±5 per kilowatt-hour from the Base Fuel Cost that is in effect for a given period. The Base Fuel Cost can only be adjusted upon the revision of the Base Charge or the Usage Charge as described at further below in this section.
In addition to the
built-in
limits described in the preceding paragraph, the new tariff system gives the discretion to the Government not to wholly or partially adjust the quarterly Fuel Cost Adjusted Charge in case of extenuating circumstances. For example, in the second and third quarters of 2021, although the Unit Price of the Fuel Cost Adjusted Charge was Won –0.2 and 0.0 per kilowatt-hour respectively, the Government notified us to keep it at the same Won –3.0 per kilowatt-hour as the first quarter of 2021. In the fourth quarter of 2021, we increased the Unit Price of the Fuel Cost Adjusted Charge to Won 0.0 per kilowatt-hour. However, in the first and second quarters of 2022, although the Unit Price of the Fuel Cost Adjusted Charge as calculated should have been Won 3.0 per kilowatt-hour, the Government notified us to keep it at the same Won 0.0 per kilowatt-hour as the fourth quarter of 2021. The Government cited different reasons for withholding the application of the quarterly Fuel Cost Adjusted Charge for each quarter but one of the more consistent reasons has been to alleviate the hardship caused by the prolonged economic effects of
COVID-19
pandemic.
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
Due to the likelihood of the Actual Fuel Cost being substantially over the built-in
limits of the new tariff system and the Government’s discretion not to wholly or partially adjust the quarterly Fuel Cost Adjusted Charge in case of extenuating circumstances, there may be certain portions of the fuel costs that cannot be charged to our customers, even though those portions should have been included in the Fuel Cost Adjusted Charge. In such cases, we may accumulate such portions and reflect them in what is called the total comprehensive cost (the “Total Comprehensive Cost”), which is a variable we use to calculate the Base Charge and the Usage Charge of the tariff. The Total Comprehensive Cost, submitted yearly to the Government by us, is calculated based on our budget for relevant costs. Under the Total Comprehensive Cost approach, the Base Charge and the Usage Charge are established at levels that would enable us to recover our operating costs attributable to our basic electricity generation, transmission and distribution operations as well as receive a fair investment return on capital used in those operations. The operating costs are defined as the sum of our operating expenses, which principally consists of cost of sales and selling and administrative expenses, and our adjusted income taxes. The Base Charge and the Usage Charge that are derived from the Total Comprehensive Cost need to be approved by the Government to be revised.
Also, the new tariff system introduced an additional component to the tariff called a climate/environment related charge (the “Climate/Environment Related Charge”). Previously, our climate and environment costs were embedded in the Usage Charge component of the tariff and our consumers could not discern the exact magnitude of such costs. By separating it out as an independent component, we intend to provide more information and transparency to our customers while having the flexibility to adjust it in alignment with the underlying costs. The Climate/Environment Related Charge for the coming year is calculated by multiplying (i) our total estimated costs of complying with the Renewable Portfolio Standard program, the Greenhouse Gas Emission Trading System and the coal-fired generation reduction program for the current year, and then dividing it by the electricity sales projected for the coming year (the “Climate/Environment Related Base Rate”), and (ii) the amount of electricity consumed. The value of the Climate/Environment Related Base Rate for 2021 was Won 5.3 per kilowatt-hour. The Climate/Environment Related Charge is planned to be adjusted every year by reflecting the change in climate and environment-related costs but the Government may change the date of adjustment under reasonable circumstances. If there are discrepancies between our costs and the Climate/Environment Related Charge, we may accumulate such discrepancies and reflect them in our Total Comprehensive Cost. However, the electricity rate based on the Total Comprehensive Cost needs to be approved by the Government to be revised.
We announced in December 2021 that we plan to increase the rate of the Usage Charge of the tariff by Won 4.9 per kilowatt-hour on April 1 and October 1, 2022, which will result in a total increase of Won 9.8 per kilowatt-hour. Such increases are intended to reflect the rise in fuel prices and are in line with the purpose of the cost pass-through tariff system. However, we have decided to increase it incrementally in two rounds to relieve people’s hardship including the prolonged effects of COVID-19 pandemic. The first round of increase has become effective on April 1, 2022. In connection with the announcement of the increase in the Usage Charge, we also increased the Base Fuel Cost effective from 2022 to be the average of the monthly fuel prices from December 2020 to November 2021. Also, we announced we plan to further reflect increased environmental costs in 2021 to raise the Climate/Environment Related Base Rate by Won 2.0 to Won 7.3 per kilowatt-hour as of April 1, 2022. The increase has become effective on April 1, 2022.
Second, the new tariff system amended the residential electricity rate system starting in July 2021. Under the old system, households that use less than 200 kilowatt-hours of electricity received a discount on their tariffs. The new system redirected this benefit by phasing out the discount to 50% in July 2021 and terminating it in July 2022. Instead, the new tariff system allows households to choose a new schedule of residential tariff starting from September 2021, which is an option we have already been providing to our industrial and commercial customers. The new schedule is called a seasonal and hourly tariff and it allows residents to be charged under a monthly Base Charge plus increments depending on time, day and season. Each household may also choose to stay under the current tariff schedule which in contrast is a progressive schedule with seasonal adjustments. Our plan is to provide this option to households in Jeju Province in Korea first as many of these households are equipped with the Advanced Metering Infrastructure (“AMI”) and review rolling it out to the rest of the country depending on the penetration rate of the AMI in each region.
Third, the new tariff system ended certain special discounts we previously provided to our customers. The first of two such discounts was for customers who installed energy storage system (“ESS”). The benefits included tariff discounts of three times the Base Charge and 50% of the Usage Charge. Starting in January 2021, we rolled back the discount for ESS by decreasing it from three times the Base Charge to one times the Base Charge and discontinuing the 50% discount on the Usage Charge. The discount of one times the Base Charge is planned to also phase out in March 2026 as we originally intended. In addition, we intend to designate a three-hour time period during peak time and induce electricity discharge of the ESS during that period by giving more discount to the customers who made such discharge so they will increase supply during peak time. The second of the two discounts being rolled back is a 50% discount for customers who installed a renewable energy generator for their own industrial and general uses. We discontinued this discount in 2020 while only maintaining it for customers who are unable to sell their electricity in the market because of their small generation capacities (less than 10 kilowatts). The discount for such customers is planned to be discontinued by 2023.
Lastly, the new tariff system included a plan to minimize the public burden of tariff increase by reducing power supply cost of us and our generation subsidiaries through cost reduction measures. To this end, it was contemplated that an annual increase limit of 3% on certain electricity supply costs including labor costs and selling, general and administrative expenses would be set and an increase in excess of the 3% limit would not be reflected in the tariff. However, as of present, the precise scope of what constitutes electricity supply costs and the method of execution on the plan has not yet been determined. However, if the annual increase limit of 3% on electricity supply costs is implemented, it could have an adverse effect on our business, financial condition and results of operations.
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
Our current tariff schedule reflecting the adjustments outlined above and effective from April 1, 2022 is summarized below by the type of usage:

•
Industrial
. The monthly Base Charge varies from Won 5,550 per kilowatt to Won 9,810 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy Usage Charge varies from Won 52.7 per kilowatt-hour to Won 196.5 per kilowatt-hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

•
Commercial
. The monthly Base Charge varies from Won 6,160 per kilowatt to Won 9,810 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy Usage Charge varies from Won 53.6 per kilowatt-hour to Won 196.5 per kilowatt-hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

•
Residential
. The monthly Base Charge varies from Won 910 for electricity usage of less than 200 kilowatt hours to Won 7,300 for electricity usage in excess of 400 kilowatt hours. During the months of July and August each year, the usage ceiling for the first two tiers of rates is increased from 200 kilowatts to 300 kilowatts for the first tier and from 400 kilowatts to 450 kilowatts for the second tier. Residential tariff also includes an energy Usage Charge ranging from Won 93.2 to Won 280.5 per kilowatt-hour for electricity usage depending on the amount of usage and voltage. During the peak usage periods during summer and winter, namely the months of July and August and December to February, a higher energy Usage Charge of Won 709.4 per kilowatt-hour applies to residential consumers whose monthly electricity consumption exceeds 1,000 kilowatts hour. In accordance with the new tariff system, residents may also opt for our new seasonal and hourly tariff schedule as an alternative. Under the new schedule, the monthly Base Charge is Won 4,310 per kilowatt. The Usage Charge varies from Won 99.0 per kilowatt-hour to Won 193.7 per kilowatt-hour depending on season and time of the day.

•
Educational
. The monthly Base Charge varies from Won 5,230 per kilowatt to Won 6,980 per kilowatt depending on the voltage used and the rate option. The energy Usage Charge varies from Won 43.7 per kilowatt-hour to Won 160.3 per kilowatt-hour depending on the voltage used, the season and the rate option.

•
Agricultural
. The monthly Base Charge varies from Won 360 per kilowatt to Won 1,210 per kilowatt depending on the type of usage. The energy Usage Charge varies from Won 21.5 per kilowatt-hour to Won 41.8 per kilowatt-hour depending on the type of contract, the voltage used and the season.

•
Street-lighting
. The monthly Base Charge is Won 6,290 per kilowatt and the energy Usage Charge is Won 85.8 per kilowatt-hour. For electricity capacity of less than 1 kilowatt or for places where the installation of the electricity meter is difficult, a fixed rate of Won 37.5 per watt applies, with the minimum monthly charge of Won 1,220.

In 2001, as part of implementing the Restructuring Plan, the Ministry of Trade, Industry and Energy established the Electric Power Industry Basis Fund to enable the Government to take over certain public services previously performed by us. In 2021, 3.7% of the tariff we collected from our customers was transferred to this fund prior to recognizing our sales revenue.
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
Capital Investment Program
The table below sets forth, for each of the years ended December 31, 2019, 2020 and 2021, the amounts of capital expenditures for the construction of generation, transmission and distribution facilities.

2019		2020		2021
(In billions of Won)
~~W~~	15,795	~~W~~	15,485	~~W~~	13,964
The table below sets forth the currently estimated installed capacity for new or expanded generation units to be completed by our generation subsidiaries in each year from 2022 to 2025 based on the Ninth Basic Plan, as amended.

Year	Number of Units	Type of Units	Total Installed Capacity
			(Megawatts)
2022	1	Nuclear power	1,400
	36	Renewables	186
2023	1	Nuclear power	1,400
	1	LNG-combined	495
	26	Renewables	300
2024	1	Nuclear power	1,400
	2	LNG-combined	1,158
	12	Renewables	211
2025	1	Nuclear power	1,400
	3	LNG-combined	1,500
	To be determined	Renewables	To be determined
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

The table below sets forth, for the period from 2022 to 2024, the budgeted amounts of capital expenditures pursuant to our capital investment program, which primarily consist of budgets for the construction of generation, transmission and distribution facilities and, to a lesser extent, renewable energy generation and new energy industry projects.
The budgeted amounts may vary from the actual amounts of capital expenditures for a variety of reasons, including, among others, the implementation of the Ninth Basic Plan currently in place, changes in the number of units to be constructed, the actual timing of such construction, changes in rates of exchange between the Won and foreign currencies and changes in interest rates.

	2022		2023		2024		Total
	(in billions of Won)
Generation (1) :
Nuclear	~~W~~	3,141	~~W~~	2,851	~~W~~	2,252	~~W~~	8,244
Thermal		3,392		3,544		4.169		11,105
Renewables and others		969		1,237		1,184		3,390

Sub-total		7,502		7,632		7,605		22,739

Transmission and Distribution:
Transmission		2,794		2,954		3,028		8,776
Distribution		3,613		3,933		3,987		11,533

Sub-total		6,407		6,887		7,015		20,809

Others (2)		1,451		1,653		1,513		4,617

Total	~~W~~	15,360	~~W~~	16,172	~~W~~	16,133	~~W~~	47,665

Notes:

(1)	The budgeted amounts for our generation facilities are based on the Ninth Basic Plan, as amended.
(2)	Principally consists of investments in telecommunications and new energy industry projects, among others.
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
Furthermore, as a measure to address the high level of particulate matter pollution, in October 2018, the Government introduced a pilot regulation to lower the output of 35 coal-fired generation units to approximately 80% of their capacity that emit more than a certain amount of particulate matter. The regulation was formally implemented in January 2019, targeting 40 coal-fired power plants with high emissions of particulate matter. From March to June 2019, the scope expanded to cover 60 units in total. In addition, coal-fired generation units originally scheduled for preventive maintenance during the second half of 2019 were required to undertake such maintenance earlier in the spring of 2019. In November 2019, the Government pursued a reduction of coal-fired generation units in order to implement the Special Measures to Respond to the High Concentration Period (December to March) of Particulate Matter. We plan to continue to participate in the effort to reduce the particulate matter emissions from coal-fired generation units, not only during the winter but also during the spring. For example, from December 2021 to March 2022, up to 12 coal-fired generation units were shut down, with a maximum of 46 coal-fired generation units subject to a cap of 80% on the output within the remaining reserve capacity range. Additionally, the Government adjusted the schedule to close down two decrepit coal-fired generation units (Boryeong #1 and #2), which were shut down in December 2020. Also, other coal-fired generation units, Samcheonpo #1 and #2, were shut down in May 2021 and Honam #1 and #2 units in December

2021. According to the Ninth Basic Plan announced in December 2020, the total coal-fired power plant capacity in 2030 will decrease to 32.6 gigawatts from 35.8 gigawatts in 2020, and its percentage of total power generation capacity will decrease to 18.9% from 28.1% in 2020. In addition, the Government will introduce a system that will limit the annual power generation of coal-fired power plants in line with its greenhouse gas reduction target. While such measures may be subject to change, we expect to incur significant costs of complying with such measures, including in connection with more stringent particulate matter pollution regulations, retrofitting and overall replacement of environmental facilities.
We have financed, and plan to finance in the future, our capital investment programs primarily through net cash provided by our operating activities and financing in the form of debt securities and loans from domestic financial institutions, and to a lesser extent, borrowings from overseas financial institutions. In addition, in order to prepare for potential liquidity shortage, we maintain several credit facilities with financial institutions in the aggregate amounts of Won 4,926 billion and US$1,645 million on a consolidated basis, the full amount of which was available as of December 31, 2021. We, KHNP, KOMIPO and KOWEPO also maintain global medium-term note programs in the aggregate amount of US$13 billion, of which approximately US$7 billion remains currently available for future drawdown. See also Item 5.B. “Liquidity and Capital Resources—Capital Resources.”
Environmental, Social, and Governance Programs
The Environmental Policy Basic Act, the Air Quality Preservation Act, the Water Quality Preservation Act, the Marine Pollution Prevention Act and the Waste Management Act, collectively referred in this annual report as the Environmental Acts, are the major laws of Korea that regulate atmospheric emissions, waste water, noise and other emissions from our facilities, including power generators and transmission and distribution units. Our existing facilities are currently in material compliance with the requirements of these environmental laws and international agreements, such as the United Nations Framework Convention on Climate Change, the Montreal Protocol on Substances that Deplete the Ozone Layer, the Stockholm Convention on Persistent Organic Pollutants and the Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and Their Disposal. In order to foster coordination among us and our generation subsidiaries in respect of climate change, we and 10 of our electricity-related subsidiaries formed the CEO Coordination Committee. Additionally, we are endeavoring to develop and implement greenhouse gas reduction strategy in line with the new climate regime set forth by the Paris Climate Agreement.
We continuously endeavor to contribute to sustainable growth (whether as an economy, a society or an ecosystem) by actively taking actions that befit our social responsibility as a corporate citizen in the energy industry. For example, in 2005, we became the first public company in Korea to join the United Nations Global Compact, an international voluntary initiative designed to hold a forum for corporations, United Nations agencies, labor and civic groups to promote reforms in economic, environmental and social policies. As part of our involvement with such initiative, we issue an annual report named the “Sustainability Report” to disclose our activities from the perspectives of economy, environment and society, in accordance with the reporting guidelines of the Global Reporting Initiative, the official collaborating center of the United Nations Environment Program that works in cooperation with United Nations Secretary General. In recognition of our efforts and achievements to reduce greenhouse gas emissions in response to global climate change, in May 2013, we obtained the Carbon Trust Standard certification issued by Carbon Trust, a British nonprofit organization with the goal of establishing a sustainable, low carbon economy. In 2015, we obtained recertification from Carbon Trust by satisfying even more rigorous evaluation criteria. We are also a participant of the Carbon Disclosure Project, an international organization that promotes transparency in informational disclosure of carbon management process, and from 2016 to 2021, we were recognized by the Carbon Disclosure Project and received honors in energy and utility sector. In 2021, pursuant to the Dow Jones Sustainability Indices, which measures management performance in terms of contribution to sustainability, we were selected as one of the notable companies in the Asia Pacific in the global electricity utility sector for eight years in a row from 2014. We recognize the interest in ESG within the investors’ community and are continuously pursuing safe and clean energy supply and distribution by reducing greenhouse gas emissions and enhancing our ability to respond to climate change, the details of such efforts provided through periodic sustainability reports. In addition, from 2020, we made detailed disclosures on our sustainability reports in accordance with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) and the standards of the Sustainability Accounting Standards Board (SASB) regarding our activities in response to the global climate crisis and our efforts to transition into safe and clean energy sources. In October 2020, we made a statement that we intend to focus on low-carbon
and
eco-friendly
overseas projects, such as new renewable energy and combined gas power generation, and not pursue new projects in coal-fired power plants. For those overseas coal-fired power plant projects we are already engaged in, we intend to work on those in an environment-friendly way by applying more stringent environmental standards than the international standards. We established an Environment, Social and Governance (“ESG”) Committee in our board of directors in December 2020 to reinforce
ESG-based
management system and to ensure continuous performance in this area. Our ESG Committee is charged with resolving major management issues related to ESG, establishing ESG management strategies and business plans and checking on the overall direction of sustainable management. In addition to the ESG committee, we established an advisory subcommittee within our ESG Committee. The subcommittee coordinates closely with the ESG Committee to strategically address more complicated and diverse ESG issues we are facing. All of our generation subsidiaries also established ESG Committee composed mainly of non-standing
directors. Furthermore, we and our generation subsidiaries issued green bonds in 2019, 2020 and 2021, total issuance with the principal amount of US$800 million, US$800 million, and US$750 million respectively, to expand domestic and overseas renewable energy businesses and renewable energy related facilities. We and our generation subsidiaries declared the carbon-neutrality vision called “ZERO for Green” in November 2021. The slogans for the vision include (i) “Zero Emission” of carbon in the power generation sector through bold transition to carbon-free power sources such as renewable energy and hydrogen; (ii) “Reliable Energy” to ensure stable supply to clean electricity to consumers through preemptive measures and optimal operation of the power grid; and (iii) “On Time” to secure core technology for carbon neutrality in a timely manner by dramatically expanding research and development investment. Also, in December 2021, we and our generation subsidiaries established the Carbon Neutrality Promotion Committee composed of our management and external experts to establish Company-wide strategies for carbon neutrality and to strengthen internal and external communication.
The table below sets forth the number of emission control equipment installed at thermal power plants by our generation subsidiaries as of December 31, 2021.

	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP
Flue Gas Desulfurization System	14	13	10	10	13
Selective Non-catalytic Reduction System	1	—	1	—	5
Selective Catalytic Reduction System	24	25	19	26	27
Electrostatic Precipitation System	16	15	10	12	15
Low NO2 Combustion System	22	402	27	34	25

Total	77	455	67	82	85

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
In December 2016, the Government announced the Climate Change Response Initiatives and the 2030 National Greenhouse Gas Reduction Roadmap, which set forth the greenhouse gas emission trading system as one of the primary means to reach the emission and greenhouse gas reduction targets of the policies. According to the Framework Act on Carbon Neutral and Green Growth to Cope with Climate Crisis and the latest figures of Nationally Determined Contributions (NDC) announced by the Government, the target level in 2030 is 436.6 million tons and represents 40% reduction as compared to the level in 2018, and the target level for the electricity conversion sector as a whole which we are the part of is 149.9 million tons and represents 44.4% reduction. In October 2021, the carbon neutrality committee set up by the Government deliberated and confirmed the two 2050 carbon neutrality scenarios, all of which aim to achieve net-zero
domestic carbon dioxide emissions by 2050. Scenario A will completely suspend thermal power generation, while scenario B will actively utilize technologies such as carbon capture, utilization and storage (CCUS) while allowing some thermal power generation to continue.
Adhering to such emission and greenhouse gas reduction requirement may result in significant additional compliance costs. For example, the daily market price of the KAUs traded through the Korea Exchange was Won 8,640 per ton in early 2015, and the price has increased continuously thereafter, reaching its peak price at Won 42,500 per ton on April 2, 2020. Since then, the price has decreased due to the influence of
COVID-19,
and, as of March 31, 2022, the price has been formed in the range of Won 23,000 per ton.
The table below sets forth the amount of annual emission from all generating facilities of our generation subsidiaries for the periods indicated. The amount of CO
2
emissions is expected to decrease in the long-term, principally due to an increased use of LNG on account of the fact that 24 coal-fired power plants with total capacity of 12.7 gigawatts are scheduled to be converted into
LNG-fired
power plants before the end of 2034, an increased use of renewable energy and the implementation of the greenhouse gas emission trading system.

Year (1)	SOx (g/MWh)	NOx (g/MWh)	TSP (2) (g/MWh)	CO 2 (kg/MWh)
2017	138	177	7	506
2018	120	146	7	516
2019	92	118	6	494
2020	61	77	4	445

Notes:

(1)	The amounts of annual SOx, NOx and TSP emission for 2020 are expected to be determined by the end of 2022 and CO 2 emission in June 2022.
(2)	“TSP” means Total Suspended Particles.
For additional information, see Item 3.D. “Risk Factors—Risks Relating to KEPCO—We are subject to various environmental legislations, regulations and related Government initiatives, including in relation to climate change and carbon neutrality, which could cause significant compliance costs and operational liabilities.”
In order to comply with the current and expected environmental standards and address related legal and social concerns, we intend to continue to install additional equipment, make related capital expenditures and undertake several environment-friendly measures to foster community goodwill. For example, under the Persistent Organic Pollutants Management Act enacted in 2007, we are required to remove polychlorinated biphenyl, or PCB, a toxin, from the insulating oil of our transformers by 2025. In addition, when constructing certain large new transmission and distribution facilities, we assess and disclose their environmental impact at the planning stage of such construction, and we consult with local residents, environmental groups and technical experts to generate community support for such projects. We exercise additional caution in cases where such facilities are constructed near ecologically sensitive areas such as wetlands or preservation areas. We also make reasonable efforts to minimize any negative environmental impact, for example, by using more environment-friendly technology and hardware. Additionally, we also undertake measures to minimize losses during the transmission and distribution process by making our power distribution network more energy-efficient in terms of loss of power, as well as to lower consumption of energy, water and other natural resources. Furthermore, we and our subsidiaries acquired the ISO 14001 certification, an environmental management system widely adopted internationally, in 2007 and have made it a high priority to make our electricity generation and distribution more environment-friendly. In 2014, we were awarded the presidential award for environmental contributions as a corporate citizen, after scoring the highest among 102 corporations that competed for the award. In order to encourage the implementation of environment-friendly measures by other corporations and enhance environmental awareness at a social level, we have been disclosing our environment-related activities and achievements to the public through the Environment Information System managed by the Ministry of Environment since 2012.
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
As part of our medium- to long-term strategic initiatives, we plan to take other measures designed to promote the generation and use of environment-friendly or green energy. See Item 4.B. “Business Overview—Strategy.”
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
The following table sets forth the generation capacity and generation volume in 2021 of our generation facilities that are powered by renewable energy sources.

	Generation Capacity (megawatts)	Generation Volume (gigawatt-hours)
Hydraulic Power (1)	659	1,079
Wind Power	168	195
Solar Energy	329	493
Fuel Cells	305	1,993
Others	1,051	5,660

Subtotal	2,512	9,420
As percentage of total (2)	3.05%	2.35%

Notes:

(1)	Excluding generation capacity and volume of pumped storage, which is generally not classified as renewable energy.
(2)	As a percentage of the total generation capacity or total generation volume, as applicable, of us and our generation subsidiaries.

In order to deal with shortage of fuel and other resources and also to comply with various environmental standards, in 2012 the Government adopted the Renewable Portfolio Standard program, which replaced the Renewable Portfolio Agreement which had been in effect from 2006 to 2011. Under this program, each of our generation subsidiaries is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy or, in case of a shortfall, purchase a corresponding amount of a Renewable Energy Certificate (a form of renewable energy credit) from other generation companies whose renewable energy generation surpass such percentage. The target percentage was 5.0% in 2018, 6.0% in 2019, 7.0% in 2020 and 9.0% in 2021. Fines are to be levied on any subsidiary that fails to do so in the prescribed timeline. In 2020, all six of our generation subsidiaries met the target through renewable energy generation and/or the purchase of a Renewable Energy Certificate. Compliance by our generation subsidiaries of the 2021 target is currently under evaluation, and if any generation subsidiary is found to have failed to meet the target for 2021 or for subsequent years, such generation subsidiary may become subject to fines. Additionally, as the target percentage is subject to change, changes to the target percentage may result in additional expenses for our generation subsidiaries. From October 2021, an amendment to the Act on the Promotion of the Development, Use, and Diffusion of New and Renewable Energy became effective to raise the upper limit of the target percentage even higher to 25% from the previous threshold of 10%. In January 2022, the Enforcement Decree of the above law was amended to set out the target percentage for each year from 2022 to 2026 as listed in the table below.

	2022	2023	2024	2025	2026
Target Percentage under Renewable Portfolio Standard	12.5%	14.5%	17.0%	20.5%	25.0%
As to how we plan to finance our capital expenditures related to our environmental programs, see “—Capital Investment Program.”
In March 2017, the Electric Utility Act was amended to the effect that starting in June 2017, future national planning for electricity supply and demand in Korea should consider the environmental and safety impacts of such planning, such as desulfurization costs. Accordingly, the costs related to environmental and safety impacts such as the desulfurization costs, have been reflected in our variable cost of generating electricity since August 2019. In December 2019, the Regulation on the Operation of the Electricity Market was revised to reflect the cost of trading greenhouse gas emission allowances in our variable cost of generating electricity and the revision was implemented in January 2022.
Furthermore, under the new electricity rate structure effected by the Government effective January 1, 2017, a temporary rate discount will apply in the case of investments in environment-friendly facilities such as energy storage systems, renewable energy and electric cars. While the initial temporary rate discount had applied between 2017 and 2019, it was extended until 2020. Starting in January 2021, we rolled back the discount for energy storage systems by decreasing it from three times the Base Charge to one times the Base Charge and discontinuing the 50% discount on the Usage Charge. The discount of one times the Base Charge is planned to also phase out in March 2026 as we originally intended. In addition, we intend to designate a three-hour time period during peak time and induce discharge during that period by giving more discount benefits to the customers. The second of the two discounts being rolled back is a 50% discount for customers who installed a renewable energy generator for their own industrial and general uses. We originally introduced this discount to encourage an increased supply of renewable energy. We discontinued this discount in 2020 while only maintaining it for customers who are unable to sell their electricity in the market because of their small generation capacities (less than 10 kilowatts). The discount for such customers is planned to be discontinued by 2023. Furthermore, in order to mitigate any potential burden on the consumers and shock to the electric car market, the temporary rate discount will be incrementally phased out by June 2022.
In line with the spread of RE100, a global campaign by companies around the world to cover 100% of their electricity use with renewable energy by 2050, the Government introduced its own version of RE100 that allows companies and other consumers to choose the energy sources from which their electricity is generated. In order for a domestic company to participate in RE100, it needs to enter into either a third-party PPA or a direct PPA, or general and industrial customers may also purchase renewable energy through us in a competitive bidding process and be issued with a certificate of use of renewable energy, which we refer to as the green premium system. On June 21, 2021, the Ministry of Trade, Industry and Energy announced the “Guidelines on the Transaction Contract for Renewable Energy Power Generation Power between Third Parties” that stipulated the method of transaction of renewable energy power among third parties. However, there is only one third-party PPA in process so far, and the electricity sales method of third-party PPA complies similarly with the existing method, which makes our performance unaffected. The relevant legislation for the direct PPA was enacted in the National Assembly in March 2021 and has been in force since October 2021. The Ministry of Trade, Industry and Energy announced that detailed guideline for direct PPA will be finalized and announced within 2022. If there is an expansion in the use of direct PPA, it may adversely affect our market share in electricity sales. The green premium system started in January 2021 and we, on behalf of Korea Energy Agency, are in charge of managing the bidding for renewable energy, receiving bid prices from winning companies, issuing a certificate of use of renewable energy to companies on a quarterly basis and receiving fees from Korea Energy Agency for our service.
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
Upon relocation of our corporate headquarters in November 2014, we developed and established Bitgaram Energy Valley as a smart energy hub city in Gwangju and
Jeollanam-do,
to attract and facilitate the growth of
start-ups
and research institutions related to new energy industries while contributing to the local economy, balanced regional development and job creation. To achieve this goal, we provide funding, business networks and research and development assistance to companies which entered into investment contracts with us. As of December 31, 2021, we have signed agreements with 556 companies relating to investments in the Bitgaram Energy Valley, outperforming our target in 2021 of 550 companies. We are currently developing Bitgaram Energy Valley to establish a spontaneous industrial ecosystem, which will contribute to the power industry as well as the national economy.
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
Peer Reviews for Shin-Hanul #1 unit in 2021. The recommendations and findings from this event were shared with KHNP’s other nuclear plants to implement improvements at such plants. In addition, KHNP has applied for the

Operational Safety Review Team at the International Atomic Energy Agency to conduct a mission at Shin-Kori #3 and #4 units in the second half of 2022. The purpose of such application was to ensure that KHNP nuclear generation units reflect the global safety standards.
The average level of radiation dose per unit amounted to a relatively low level of 0.34 man-Sv
in 2021, which was substantially lower than the global average of 0.64 man-Sv/year
in 2021 as reported in the WANO performance indicator report.
In response to the damage to the nuclear facilities in Japan as a result of the tsunami and earthquake in March 2011, the Government conducted additional safety inspections on nuclear power plants by a group of experts from governmental authorities, civic groups and academia. As a result of such inspections, the Government required KHNP to perform 46 comprehensive safety improvement measures. As of December 31, 2021, KHNP has completed implementation of 45 measures and will implement the one remaining measure by 2024. The Government also established the Nuclear Safety & Security Commission in October 2011 for neutral and independent safety appraisals. KHNP developed ten additional measures through benchmarking of overseas cases and internal analysis of current operations. As of December 31, 2021, KHNP has completed implementation of nine measures and will implement the one remaining measure by 2023.
From time to time, our nuclear generation units may experience unexpected shutdowns. For example, on September 12, 2016, multiple earthquakes including a magnitude 5.8 earthquake hit the city of Gyeongju, a home to KHNP’s headquarters and Wolsong Nuclear Power Plants. Although there was no material safety issues, KHNP had manually stopped the operations of Wolsong #1, #2, #3, and #4 units according to the safety guidelines. All units have resumed their operations on December 5, 2016, with the approval by the Nuclear Power Safety Commission. KHNP finished implementing measures to improve the safety by reinforcing seismic capability of its core facilities and performing stress tests across all its nuclear power plants. In 2018, KHNP finished the implementation of such measures for 24 units and enhanced seismic capability of the core facilities to withstand a magnitude 7.0 earthquake (6.5 before implementation). As for the units under construction
(Shin-Kori
#5 and #6), the core facilities will be able to withstand a magnitude 7.4 earthquake.
Low and intermediate level waste (“LILW”), and spent nuclear fuels (“SNFs”) are stored in temporary storage facilities at each nuclear site of KHNP. The temporary LILW storage facilities at the nuclear sites had been sufficient to accommodate all LILWs produced up to 2015. Korea Radioactive Waste Agency (“KORAD”) completed the construction of a LILW disposal facility in the city of Gyeongju, and government approval for its operations was obtained in December 2014.
In order to increase the storage capacity of temporary storage facilities for SNFs, KHNP has been pursuing various projects, such as installing high-density racks in SNFs pools and building dry storage facilities. Through these activities, we expect that the storage capacity for SNFs in all nuclear power plant sites will be adequate to temporarily accommodate all SNFs produced by the operation of nuclear power plants before the operation of an intermediate storage facility. In December 2021, the Government decided on the national policy for the management of SNFs (Reference: The second master plan for High-Level Radioactive waste management) to secure an intermediate storage and disposal facility. The national policy for the management of SNFs includes a temporary operation plan for on-site
SNFs storage facility on nuclear power plants before the operation of the intermediate storage facility.
In 2009, the Radioactive Waste Management Act (“RWMA”) was enacted in order to centralize management of the disposal of SNFs and LILW and enhance the security and efficiency of related management processes. The RWMA designates KORAD to manage the disposal of SNFs and LILW. Pursuant to the RWMA, the Government has established the Radioactive Waste Management Fund. The management expense for LILW is paid when LILW is transferred to KORAD, and the charge for SNFs is paid based on the quantity generated every quarter. LILW-related management costs and charges for SNFs are reviewed by the Ministry of Trade, Industry and Energy every two years. In December 2021, after the review by the committee composed of

Government officials, KHNP, KORAD and experts in finance and accounting, LILW-related management costs were decreased while charges for SNFs remained the same. The change in LILW-related management costs caused a decrease in KHNP’s expenses relating to radioactive waste.
In addition, in February 2021, in accordance with the Government’s guidelines for strengthening the safety of nuclear power plants, the period for verifying seismic resilience of major equipment was extended. In light of the fact that forced efforts to shorten the process could endanger the workers, the construction period of Shin-Kori #5 and #6 units have been extended by twelve months and nine months to March 2024 and March 2025, respectively.
All of KHNP’s nuclear plants are currently in compliance with Korean law and regulations and the safety standards of the IAEA in all material respects. For a description of certain past incidents relating to quality assurance in respect of KHNP, see Item 3.D. “Risk Factors—Risks Relating to KEPCO—Our risk management policies and procedures may not be fully effective at all times.”
Decommissioning
Decommissioning of a nuclear power unit is the process whereby the unit is shut down at the end of its life, the fuel is removed and the unit is eventually dismantled. KHNP implements a dismantling policy under which dismantling would take place five to ten years after the unit’s closure. KHNP renewed the operating license of Kori #1, the first nuclear power plant constructed in Korea, which commenced operation in 1978, for an additional ten years in 2007. At the recommendation of the Ministry of Trade, Industry and Energy, KHNP has decided not to renew the operating license of Kori #1 and the initial phase of decommissioning (namely, safety inspection and removal of spent nuclear fuels) of Kori #1 has begun after its permanent shutdown in June 2017. KHNP retains full financial and operational responsibility for decommissioning its units.
KHNP has accumulated decommissioning costs as a liability since 1983. The decommissioning costs of nuclear facilities are defined by the Radioactive-Waste Management Act, which requires KHNP to credit annual appropriations separately. These costs are estimated based on studies conducted by the relevant committees, and are reviewed by the Ministry of Trade, Industry and Energy every two years. In 2021, the actual discount rates decreased and the decommissioning cost per unit increased. As of December 31, 2021, KHNP was required to accrue Won 22,496 billion for the costs of dismantling and decontaminating existing nuclear power plants, which consisted of dismantling costs of nuclear plants of Won 19,461 billion and dismantling costs of spent nuclear fuels and radioactive waste of Won 3,034 billion.
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
Throughout the years, we have sought to expand our project portfolio to include the construction and operation of conventional thermal generation units, nuclear generation units and renewable energy power plants, transmission and distribution and mining and development of fuel sources. While strategically important, we believe that our overseas activities, as currently being conducted, are not in the aggregate significant in terms of scope or amount compared to our domestic activities. In addition, a number of the overseas contracts currently being pursued are based on non-binding
memoranda of understanding and the details of such projects may significantly change during the course of negotiating the definitive agreements. In October 2020, we made a statement that we intend to focus on low-carbon
and
eco-friendly
overseas projects, such as new renewable energy and combined gas power generation, and not pursue new projects in coal-fired power plants. For those overseas coal-fired power plant projects we are already engaged in, we intend to work on those in an environment-friendly way by applying more stringent environmental standards than the international standards.
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
On October 20, 2016, in order to foster a long-term strategic partnership and stable management of the units’ post-construction we entered into an investment agreement with ENEC to jointly establish Barakah One PJSC, a special purpose company which will oversee the operation and management of the nuclear power plant currently being constructed in Barakah, UAE. Barakah One PJSC is mainly capitalized with loans in the amount of US$19.6 billion and equity of US$4.7 billion. We have an 18% equity interest in Barakah One PJSC, and also have an 18% equity interest in Nawah Energy Company, a subsidiary of ENEC, which will also be responsible for the operation and maintenance of the Barakah nuclear power plant. On December 20, 2018, the board of directors of KEPCO resolved to invest additional US$380 million in Barakah One PJSC. With the additional investment, KEPCO’s total capital investment amount in Barakah One PJSC is expected to be US$1.28 billion. KEPCO’s equity interest in the project is 18%, which remains unchanged. The total project cost of the construction and operation of the Barakah nuclear power plant is expected to be approximately US$29.5 billion. Barakah One PJSC successfully achieved the commercial operation of Unit #1 and #2 of Barakah nuclear power plant in April 2021 and March 2022 respectively, with an expected plant life span of 60 years. Unit #3 completed construction in 2021 and is preparing operation pending regulatory approval, while Unit #4 will conduct hot functional testing later this year. The commercial operation of Unit #3 and #4 is projected to be consecutively achieved between 2023 and 2025. Actual capital contribution is currently scheduled to be made in 2025.
Non-nuclear
Generation Projects
We are currently engaged in three major power projects in the Philippines: (i) a “build, operate and transfer” of a
1,200-megawatt
combined-cycle power plant project in Ilijan, of which an energy conversion agreement with National Power Corporation (“NPC”) was entered into in November 1997. Construction of this project was completed in June 2002 and is being operated by us until 2022. The project cost of the Ilijan project was US$721 million, for which project finance on a limited recourse basis was provided), (ii) ownership of a 39.96% equity interest in SPC Power Corporation, an independent power producer, and a 39.96% equity interest in two distribution companies in the Philippines, and (iii) a “build, operate and own” of a
200-megawatt
CFBC coal power plant in Cebu whose construction and was completed in May 2011, followed by operation thereof until 2036. The project cost of the Cebu project was US$451 million, for which project financing on a limited recourse basis was provided.
In April 2007, we formed a limited partnership with Shanxi International Electricity Group and Deutsche Bank in China to develop and operate power projects in Shanxi province, China, which was approved by the

Chinese government. The total capital investment in these projects amounted to US$1.33 billion, of which our capital investment was US$450 million. We expect to participate in the operation of the project for a period of 50 years ending 2057. The total capacity of these projects is 9,292 megawatts and our equity interest in the partnership is 34%.
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
In December 2008, we formed a consortium with ACWA Power International of Saudi Arabia and submitted a bid for the 1,204 megawatts oil-fired
power project in Rabigh, Saudi Arabia. In March 2009, we were selected as the preferred bidder, and in July 2009, we entered into a power purchase agreement (“PPA”) with Saudi Electricity Company. Construction of the project was completed in April 2013, and we will participate in the operation of the plant for 20 years. The total project cost was approximately US$2.5 billion. We currently hold a 40.0% equity interest in the joint venture entity, Rabigh Electricity Company, which operates the project.
In August 2010, we led a consortium and won the bid to “build, own and operate” the
433-megawatt
Norte II
gas-fueled
combined-cycle electricity generation facility in Chihuahua, Mexico, as ordered by the Commission Federal de Electricidad (“CFE”) of Mexico. The consortium established a special purpose vehicle, KST Electric Power Company (“KST”), to act as the operating entity, and in September 2010, KST entered into a PPA with CFE, of which the operation period will run for 25 years until 2038. The total cost of the project is approximately US$427 million and we hold a 56% equity interest in the consortium. Our wholly-owned subsidiary, KEPCO Energy Service Company, currently manages the operation of the project.
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
In January 2012, a consortium consisting of us, Mitsubishi Corporation and Wartsila Development & Financial Services of Finland was selected by National Electric Power Corporation, a state-run
electricity provider in Jordan, to construct and operate a
573-megawatt
diesel engine power project in Al Manakher. Construction of this project was completed in October 2014 and the plant is currently in operation and will be operated until 2039. The total project cost was approximately US$760 million, of which the consortium made an equity contribution of approximately US$190 million and the remainder was funded with debt financing.
In March 2013, a consortium consisting of us and Marubeni, a Japanese corporation, was selected by the Ministry of Industry and Trade of Vietnam for the construction and operation of a 1,200 megawatts coal-fired power plant in Thanh Hoa province, Vietnam. We started construction in July 2018 and will complete completion by July 2022, followed by operation for 25 years. The total project cost is expected to be US$2.5 billion, of which 24% will be funded by equity contribution and the remaining 76% by debt financing. The share capital of the special purpose entity in charge of this project is US$568 million, and we, Marubeni, and Tohoku Power hold 50%, 40%, and 10% equity interest in the consortium, respectively.

On January 2, 2020, Pulau Indah Power Plant, a special purpose company in which KEPCO owned 25% shares, received a Letter of Notification to develop a 1,200 megawatts combined-cycle gas-fired
power plant from Energy Commission, the host entity of the project. The construction started in December 2020 and is expected to be completed by January 2024. The total project cost is expected to be approximately US$766 million, and we expect to invest approximately US$39 million for the equity interest. We signed a PPA in August 2020 with Tenaga Nasional Berhad, which will be effective from January 2024 for a period of 21 years.
On November 5, 2019, we entered into an Energy Conversion Agreement comprising of a PPA with the Guam Power Authority for a term of 25 years to construct and operate Ukudu gas-fired
power plants in Guam, United States, including 198 megawatts gas-fired power plant, 39 megawatts back-up
diesel generator and 25 megawatts energy storage facility. KEPCO and Korea East-West Power Co., Ltd., hold 60% and 40% shares in the project, respectively. The total project cost is expected to be approximately US$765 million, and we expect to invest US$92 million for the equity interest. The construction of the project is expected to commence in 2022 upon approval of the environmental impact assessment and the issuance of relevant permits. The power station is expected to commence commercial operation in 2024. The completed power plants are expected to be operated as base load generators, replacing the existing old heavy fuel power plants in Guam.
On June 30, 2020, our board of directors approved our plan to invest US$51 million in the expansion of two coal-fired power plants called Java 9 and Java 10 on the Indonesian island of Java. We will invest together with PT Perusahaan Listrik Negara (“PLN”), an Indonesian state electricity company, and PT Barito Pacific Tbk., an Indonesian company. The total investment will be approximately US$3.39 billion and each of KEPCO, PLN and Barito Pacific will respectively own 15%, 51% and 34% shares in the joint venture. The joint venture will manage the construction of two planned units of one gigawatt generation capacity each. The construction of Java 9 is expected to be completed in the fourth quarter of 2024 and Java 10 is expected to be completed in the first quarter of 2025. The joint venture is a party to a
25-year
PPA with PLN.
On October 5, 2020, our board of directors approved our plan to invest US$2.05 million in the construction of Vung Ang 2 coal-fired power plant in Vietnam in exchange for 40% shares in the project. The new plant will be located in Ha Tinh Province, Vietnam, adjacent to Vung Ang 1 power plant and will consist of two units with 600 megawatts generation capacity each. We started the construction in October 2021 and the power plant is expected to be completed in 2025. Diamond Generating Asia, a subsidiary of Mitsubishi Corporation, a Japanese corporation, is the main sponsor of this project. We will operate this plant together with other co-investors
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
One exception to the transfers on such date was our 90% equity interest in KEPCO Bylong Pty Ltd (“KEPCO Bylong”). We transferred 10% of our equity interest in the KEPCO Bylong to our five non-nuclear
generation subsidiaries as of December 31, 2016. In July 2015, KEPCO Bylong lodged a development application to the State Government of New South Wales (the “NSW”) of Australia. In September 2019, Independent Planning Commission of the NSW, which is the governmental authority with the approval power, refused to accept our Bylong development application. After many rounds of legal proceedings, our request for appeal to the High Court of Australia was finally rejected in February 2022. As of December 31, 2021, we have invested approximately Won 810 billion in the Bylong project, and, as of December 31, 2021, the impairment loss in connection with the Bylong project accrued to approximately Won 540 billion. We are currently reviewing various alternative plans to minimize our business losses.
Our nuclear generation subsidiary, KHNP, is also pursuing development projects for procurements of uranium in countries including Canada, France and Niger.
Renewable Energy, Transmission & Distribution Projects
Our overseas renewable energy and transmission & distribution projects are currently insignificant relative to our total overseas activities and our generation activities. However, we expect the portion of renewable energy projects to increase in the future as we seek to penetrate the overseas renewable energy market, diversify our businesses and actively address climate change. We expect to further diversify our business in the renewable energy sector to also include smart transmission and distribution facilities, smart grids and utilization of new energy related technologies.
Since 2005, joint ventures between us and China Datang Corporation of the People’s Republic of China have built and operated a number of wind farms in Inner Mongolia, Liaoning and Gansu provinces. We own 40% of these joint ventures, whose equity in the aggregate amount is approximately US$450 million. The projects are funded one-third
by equity contributions and
two-thirds
by debt financing. As of December 31, 2021, the joint venture operated 22 wind farms with a total capacity of 1,017 megawatts and a
7-megawatt
photovoltaic power station.
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
In June 2015, we entered into a memorandum of understanding with Energy Product, a Japanese local developer, to build, own and operate photovoltaic power station with a capacity of 28 megawatts, together with a 13.7 megawatts-hour energy storage system, in Chitose, Hokkaido prefecture in Japan. The power station, in which we own 80.1% interest, started commercial operation in July 2017. Total project cost is approximately JPY 10.9 billion, of which 20% was financed through 80:20 equity investments by us and EP. In July 2020, our 15.1% equity interest and whole equity interest of Energy Product, 19.9%, was sold to
NH-Amundi.
As a result, we now have 65% and
NH-Amundi
has 35% of the total equity interest.
In August 2016, we entered into a Purchase and Sale Agreement with Cogentrix Solar Holdings to operate a photovoltaic power station in Colorado, United States, with a capacity of 30 megawatts for 25 years. Total project cost is approximately US$85 million, of which 50.1% was financed through 50.1:49.9 equity investments by us and a private equity fund formed by us and National Pension Service. It was our first foray into the North American power market. We are currently pursuing the sale of the power plant and liquidation of the business in 2022.
In June 2017, we won a project to build, own and operate a photovoltaic power station in Guam, United States, with a capacity of 60 megawatts and a 32 megawatts-hour energy storage system for 25 years. The total project cost is approximately US$183 million, and we will be financing 23% of the cost through equity investment and hold 100% of the equity interests. The remaining 77% will be funded through debt and tax equity financing. We have entered into a PPA with Guam Power Authority in August 2018. The construction started in May 2020, and it is expected to be completed in June 2022. The entire volume of electricity generated from the power station will be purchased by Guam Power Authority for 25 years.

In September 2017, we entered into an agreement with Recurrent Energy to operate 3 solar photovoltaic project in southern California, United States, with a capacity of 235 megawatts for 34 years. KEPCO partnered with the Corporate Partnership Fund, a Korean private equity fund. We invested USD 38 million in the project.
In October 2018, we entered into a Share Purchase Agreement and Share Subscription Agreement to operate a photovoltaic power station with a capacity of 50 megawatts in Calatagan in the Philippines. We own 38% interest and financed PHP 2.25 billion (approximately USD 42.8 million) for the project, of which 80% was financed through equity investments and the remaining 20% was funded through debt financing.
In October 2019, KEPCO and Sprott Korea as a consortium entered into a Share Purchase Agreement and Shareholders Agreement with Canadian Solar INC to develop and operate a photovoltaic power station with a capacity of 294 megawatts in Mexico, including the State of Sonora, for 35 years. We invested USD 41 million in the project, and the transaction marks KEPCO’s first investment in the solar market in Mexico. The construction of the power station in Horus, Mexico was completed in November 2020.
In December 2021, a consortium comprising of us, Japan’s Kyushu Electric Power Co., Inc. and Électricité de France (EDF) has been nominated as the successful bidder for the
HVDC-VSC
subsea transmission system construction and operation project of UAE announced by the Abu Dhabi National Oil Company (“ADNOC”), and clinched the deal through an international tender against numerous competitors. This project will supply power for the offshore production operations of ADNOC, by constructing and operating for 35 years a subsea transmission system along 2 routes with a total length of 259 kilometers. This mega project is worth $3.6 billion and is expected to generate a stable profit through a long-term transmission agreement with the Procurer for 35 years.
North Korea
Gaeseong Industrial Complex
Since 2005, we have provided electricity to the industrial complex located in Gaeseong, North Korea, which was established pursuant to an agreement made during the summit meeting of the two Koreas in June 2000. The Gaeseong Industrial Complex is the largest economic project between the two Koreas and is designed to combine the Republic’s capital and entrepreneurial expertise with the availability of land and labor of North Korea. In March 2005, we built a 22.9 kilovolt distribution line from Munsan substation in Paju,
Gyeonggi-do
to the Gaeseong Industrial Complex and became the first to supply electricity to pilot zones such as ShinWon Ebenezer. In April 2006, we started to construct a 154 kilovolt, 16 kilometer transmission line connecting Munsan substation to the Gaeseong Industrial Complex as well as Pyunghwa substation in the complex and began operations in May 2007.
At the end of 2015, we supplied electricity to 254 units, including administrative agencies, support facilities and resident corporations, using a tariff structure identical to that of South Korea. However, we suspended power transmission to the Gaeseong Industrial Complex since February 11, 2016 following the Government’s decision to halt operations of the industrial complex to impede North Korea’s utilization of funds from the industrial complex to finance its nuclear and missile programs. On August 14, 2018, we resumed power transmission to the facilities that are part of the Joint Liaison Office between South and North Korea but we suspended it again on June 16, 2020 in compliance with the request by the Ministry of Unification of the Korean Government. It has been reported in the media that the parties have now temporarily closed the Joint Liaison Office in accordance with the request by North Korea to stop the spread of
COVID-19
and all KEPCO personnel have withdrawn from the facilities without resuming power transmission since June 16, 2020.
As of December 31, 2021, the book value of our facility located at the Gaeseong Industrial Complex was Won 14.5 billion. For the year ended December 31, 2021, the amount of trade receivables from the companies residing in Gaeseong Industrial Complex was Won 2.9 billion. It is currently uncertain if we can exercise the property rights for our facility in the Gaeseong Industrial Complex. No assurance can be given that we will not experience any material losses as a result of the suspension of this project or failure of the project as a result of a breakdown or escalation of hostilities in the relationship between the Republic and North Korea. See Item 3.D. “Risk Factors—Risks Relating to Korea and the Global Economy—Tensions with North Korea could have an adverse effect on us and the market value of our shares.”
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
Substantial liability may result from the operations of our nuclear generation units, the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP maintains property and liability insurance against risks of its business to the extent required by the related law and regulations or considered as appropriate and otherwise self-insures against such risks. KHNP carries insurance for its generation units against certain risks, including property damage, nuclear fuel transportation and liability insurance for personal injury and property damage. KHNP carries property damage insurance covering up to US$1 billion per accident for all properties within its plant complexes, which includes property insurance coverage for acts of terrorism up to US$300 million and for breakdown of machinery up to US$300 million. In addition to the insurance on operating nuclear power generation units, KHNP has construction insurance for Shin-Kori #5 and #6 and Shin-Hanul #1 and #2. KHNP maintains nuclear liability insurance for personal injury and third-party property damage for coverage of up to 300 million Special Drawing Rights, or SDRs, which amounts to approximately US$419.9 million, at the rate of 1 SDR = US$1.399593 as posted on the Internet homepage of the International Monetary Fund on December 23, 2021 per plant complex, for a total coverage of 1.8 billion SDRs. KHNP is also the beneficiary of a government indemnity with respect to such risks for damage claims of up to Won 300 million SDRs per nuclear plant complex, for a total coverage of 1.8 billion SDRs. Under the Nuclear Damage Compensation Act of 1969, as amended, KHNP is liable only up to 900 million SDRs, per single accident per plant complex; provided that such limitation will not apply where KHNP intentionally causes harm or knowingly fails to prevent the harm from occurring. KHNP will receive the Government’s support, subject to the approval of the National Assembly, if (i) the damages exceed the insurance coverage amount of 300 million SDRs and (ii) the Government deems such support to be necessary for the purposes of protecting damaged persons and supporting the development of nuclear energy business. KHNP carries insurance for its generation units and nuclear fuel transportation, and we believe that the level of insurance is generally adequate and is in compliance with relevant laws and regulations. In addition, KHNP is the beneficiary of government indemnity which covers a portion of liability in excess of the insurance. However, such insurance is limited in terms of amount and scope of coverage and does not cover all types or amounts of losses which could arise in connection with the ownership and operation of nuclear plants. Accordingly, material adverse financial consequences could result from a serious accident or a natural disaster to the extent it is neither insured nor covered by the government indemnity. See Item 3.D. “Risk Factors—Risks Relating to KEPCO—The amount and scope of coverage of our insurance are limited.”
Competition
As of December 31, 2021, we and our generation subsidiaries owned approximately 61.5% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use). New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial condition and results of operations.

In particular, we compete with independent power producers with respect to electricity generation. The independent power producers accounted for 30.6% of total power generation in 2021 and 38.5% of total generation capacity as of December 31, 2021. As of December 31, 2021, there were 33 independent power producers in Korea, excluding renewable energy producers. Private enterprises became permitted to own and operate coal-fired power plants in Korea only after the Ministry of Trade, Industry and Energy approved plans for independent power producers to construct coal-fired power plants under the Sixth Basic Plan announced in February 2013. Under the Ninth Basic Plan announced in December 2020, six coal-fired power plants are planned to be constructed by independent power producers by 2024. Two of the six coal-fired power plants planned for construction were completed in 2021, one is expected to be completed in 2022, followed by two in 2023, and one in 2024. While it remains to be seen whether construction of these generation units will be completed as scheduled, if these units were to be completed as scheduled and/or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease.
An amendment to the Electric Utility Act is underway that will enable us to directly participate in the development of renewable power generation. Under the current Electric Utility Act, a single business entity cannot participate in two or more types of electric businesses. Notwithstanding the foregoing, our power generation subsidiaries are allowed to participate in the development of renewable power generation and we may also do so by forming new entities to participate in such development. The proposed amendment allows a market-type public institution like us to participate in renewable power generation business to a limited degree. The amendment bill was proposed in July 2020 and is now pending deliberation by the Korean national assembly. When the bill passes, we intend to pursue renewable power generation projects such as large-scale offshore wind power.
In addition, under the Community Energy System adopted by the Government in 2004, a minimal amount of electricity is supplied directly to consumers on a localized basis by independent power producers outside the cost-based pool system. Such system is used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. The purpose of this system is to geographically decentralize electricity supply and thereby reduce transmission losses and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of March 31, 2022, the aggregate generation capacity of suppliers participating in the Community Energy System amounted to less than 1% of that of our generation subsidiaries in the aggregate. We currently do not expect the Community Energy System to be widely adopted, especially in light of the significant level of capital expenditure required for such direct supply. However, if the Community Energy System is widely adopted, it may erode our currently dominant market position in the generation and distribution of electricity in Korea and may have a material adverse effect on our business, results of operations and financial condition.
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

As of December 31, 2021, the legal reserve was Won 1,605 billion and the voluntary reserve was Won 33,283 billion, which consisted of reserve for business expansion of Won 27,465 billion, reserve for investment in social overhead capital of Won 5,277 billion, reserve for research and human development of Won 330 billion and reserve for equalizing dividends of Won 210 billion.
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
The Electric Utility Act requires that licenses be obtained in relation to generation, transmission, distribution and sales of electricity, with limited exceptions. We hold the license to transmit, distribute and sell electricity. Each of our six generation subsidiaries holds an electricity generation license. The Electric Utility Act governs the formulation and approval of electricity rates in Korea. See “—Sales and Customers—Electricity Rates” above. An amendment to the Electric Utility Act is underway that will enable us to directly participate in the development of renewable power generation. Under the current Electric Utility Act, a single business entity cannot participate in two or more types of electric businesses. Notwithstanding the foregoing, our power generation subsidiaries are allowed to directly participate in the development of renewable power generation and we may also do so by forming new entities to participate in such development. The amendment bill was proposed in July 2020 and is now pending deliberation by the Korean national assembly. When the bill passes, we intend to pursue renewable power generation projects such as large-scale offshore wind power.
Our operations are subject to various laws and regulations relating to environmental protection and safety.
Debt Reduction Program and Related Activities
In light of the general policy guideline of the Government for public institutions (including us and our generation subsidiaries) to reduce their respective overall debt levels, we and our generation subsidiaries have, in consultation with the Ministry of Trade, Industry and Energy and the Ministry of Economy and Finance. We set target debt-to-equity
levels every year and undertook various programs to reduce debt and improve the overall financial stability, including disposing of non-core
assets (such as
non-core
or loss-generating overseas operations and real property unrelated to operations), reducing costs and exploring alternative ways to generate additional revenue. In 2021, we adopted a new tariff system more aligned to our costs (including fuel cost pass-through adjustment) to lay the foundation for mid and long-term financial stability. See Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.” In addition, we are pursuing systematic cost management efforts by dividing the areas of cost in detail and reinforcing the concept of cost per unit.
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
Establishment of a University
In order to enhance the competitiveness of the national energy industry, cultivate high-quality talents to revitalize the Bitgaram Energy Valley, and secure a differentiated research platform to create a new energy market, we established a university in
Jeollanam-do
Province in the southwestern region of Korea in accordance with the Government’s five-year state management plan.

The university is a research and entrepreneurship-oriented university specializing in the energy field and aims to be a small yet robust university with 100 faculty members and 1,000 students. On April 17, 2020, the Ministry of Education gave us the permission to form a legal entity for the university. The total funding expected until 2025 when the university’s organization will be completed is Won 828.9 billion, excluding the land that was freely endowed to us.
The funding for establishing the university will be jointly borne by us and the central and municipal governments. We plan to cooperate with one another through an intra-governmental university establishment and support committee.
For ten years after the commencement of the university in 2022, we expect to receive funding (to be used as expenses for operating the university) from the municipal government in the amount of Won 200 billion. In addition, we expect to receive funding from the central government that is at least in the same amount as we expect to receive from the municipal government. After taking into account the funding from the governments, we anticipate our contribution to the university until 2025 to be approximately Won 500 billion depending on the amount of contribution from the central government.
On August 8, 2019, our board of directors resolved to make an initial contribution of Won 60 billion for the promotion, initial operation and the design of the university campus, and the actual contribution was made in 2020. On March 24, 2021, a special law was passed in the National Assembly and finally enacted on April 1, 2021, that gives autonomy to the university and lays out the basis for direct financial support from the central government and the municipal government. On May 21, 2021, the legal entity of the university changed into special juristic person from school juristic person with the above law. On the same day, our board resolved to make an additional contribution of Won 64.5 billion to the university and Won 41.3 billion of such contribution was made in December 2021. The remaining Won 23.2 billion will be contributed by our generation subsidiaries in 2022 upon resolution by their board of directors. The total amount of contribution in 2022 and thereafter will be determined in discussion with the Government and the university but it is likely to be not greater than the total amount in 2021.
On March 2, 2022, the university, which is now called as Korea Institute of Energy Technology (“KENTECH”), had entrance ceremony and proclaimed its vision with congratulations from the President of Republic of Korea. KENTECH recruited a total of 107 students as its first students through a competitive admissions process, proving its recognition and appeal among students
.
In order to minimize potential financial risks, we plan to let the university generate its own profits too, by, for example, attracting development funds and research and development investments and commercializing new technology among other means. Despite our efforts and anticipated funding from the municipal and central governments, we cannot assure you that the magnitude of our expected or actual contribution to the university will not have material adverse effects on our profit margins, results of operations or cash flows.
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

Korea Electric Power Industrial Development Co., Ltd.
In 2003, we privatized Korea Electric Power Industrial Development, or KEPID, formerly our wholly-owned subsidiary, by selling 51.0% of its equity interest to Korea Freedom Federation. Pursuant to the Fifth Phase of the Public Institution Reform Plan announced by the Government in 2009, we sold 20% of the KEPID shares through additional listing. Although we had originally planned to sell the remaining 29% as well, we are currently working on converting KEPID into a public institution to transition its non-permanent employees to permanent employees in light of the Government’s recent guideline promoting the transition of non-permanent
employees to permanent employees in the public sector. Acquisition by us is essential for the designation of KEPID as a public institution by the Government. As a result, we and our five subsidiaries are now working on reacquiring the KEPID shares we previously sold.
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
business environment due to
COVID-19
has led to more sophisticated phishing
e-mail
attacks that impersonate service providers and acquaintances. In order to effectively respond to these cyber threats, we have established a cyber security management system and are continuously implementing prevention and response activities. In addition, specialized education and training are being conducted to foster cybersecurity experts, and the latest information protection system is being established and our cooperation with the Government is being strengthened. In accordance with laws and regulations, we have established and implemented a cybersecurity management system, and is receiving regular inspections from the Government on the prevention and response status against cyberattacks and threats.
KHNP is also continuing to strengthen our security management system by maintaining the international standard security standard, ISO27001, and the Korean standard, Personal Information & Information Security Management System certification. In September 2019, KHNP has established an organization dedicated to nuclear control security in accordance with the Government’s strengthened information security regulation.
In anticipation of the amendment of the Act on Promotion of Information and Communications Network Utilization and Information Protection in January 2020, we designated in December 2019 a Chief Information Security Officer (“CISO”) who is dedicated to cyber security management. By the end of 2020, we reorganized our security management organization to enhance its independence by transferring it from being under our Safety and Security Department to being directly under our Management Support Division. Under further amendment to the Act on Promotion of Information and Communications Network Utilization and Information Protection in December 2021, our generation subsidiaries also designated a CISO and reported their designation to the Ministry of Science and ICT of the Government.
Item 4.C. Organizational Structure
As of December 31, 2021, we have 153 subsidiaries, 90 associates and 96 joint ventures (not including any special purpose entities).

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
The table below sets forth each of our associates and joint ventures as of December 31, 2021 by name, the percentage of our shareholdings and their principal activities.

	Ownership (%)	Principal Activities
Associates:
Korea Gas Corporation (1)	20.47	Importing and wholesaling LNG
Korea Electric Power Industrial Development Co., Ltd.	29.00	Electricity metering and others
YTN Co., Ltd.	21.43	Broadcasting
Gangwon Wind Power Co., Ltd. (2)	15.00	Power generation
Hyundai Green Power Co., Ltd.	29.00	Power generation equipment consignment and operation service
Korea Power Exchange (3)	100.00	Management of power market and others
Taebaek Wind Power Co., Ltd.	25.00	Power generation
Taebaek Guinemi Wind Power Co., Ltd.	25.00	Power generation
Pyeongchang Wind Power Co., Ltd.	25.00	Power generation
Daeryun Power Co., Ltd. (2)	9.34	Power generation
Changjuk Wind Power Co., Ltd.	30.00	Power generation
KNH Solar Co., Ltd.	27.00	Power generation
SPC Power Corporation	38.00	Power generation
Gemeng International Energy Co., Ltd.	34.00	Power generation
PT. Cirebon Electric Power	27.50	Power generation
KNOC Nigerian East Oil Co., Ltd. (4)	14.63	Resources development
KNOC Nigerian West Oil Co., Ltd. (4)	14.63	Resources development
PT Wampu Electric Power	46.00	Power generation
PT. Bayan Resources TBK	20.00	Resources development
S-Power Co., Ltd.	49.00	Power generation
Pioneer Gas Power Limited	38.50	Power generation
Eurasia Energy Holdings	40.00	Power generation and resources development
Xe-Pian Xe-Namnoy Power Co., Ltd.	25.00	Power generation
PT. Mutiara Jawa	29.00	Manufacturing and operating floating coal terminal
Samcheok Eco Materials Co., Ltd. (5)	2.35	Recycling fly ashes
Noeul Green Energy Co., Ltd.	29.00	Power generation
Goseong Green Power Co., Ltd.	29.00	Power generation
Gangneung Eco Power Co., Ltd. (2)	1.61	Power generation
Shin Pyeongtaek Power Co., Ltd.	40.00	Power generation
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	28.00	Power generation

	Ownership (%)	Principal Activities
Dongducheon Dream Power Co., Ltd. (6)	33.61	Power generation
Jinbhuvish Power Generation Pvt. Ltd. (2)	5.16	Power generation
Daejung Offshore Wind Power Co., Ltd.	46.59	Power generation
GS Donghae Electric Power Co., Ltd.	34.00	Power generation
Daegu Photovoltaic Co., Ltd.	29.00	Power generation
Busan Green Energy Co., Ltd.	29.00	Power generation
Gunsan Bio Energy Co., Ltd. (2)	18.87	Power generation
Korea Electric Vehicle Charging Service (2)	17.50	Electric vehicle charge service
Hansuwon KNP Co., Ltd. (formerly, Korea Nuclear Partners Co., Ltd.)	28.98	Electric material agency
Korea Electric Power Corporation Fund (8)	98.09	Developing electric enterprises
Energy Infra Asset Management Co., Ltd. (2)	9.90	Asset management
Daegu clean Energy Co., Ltd.	28.00	Renewable power generation
Yaksu ESS Co., Ltd.	29.00	Installing ESS related equipment
Nepal Water & Energy Development Company Private Limited (8)	69.06	Construction and operation of utility plant
Gwangyang Green Energy Co., Ltd.	20.00	Power generation
PND Solar Co., Ltd.	29.00	Power generation
Hyundai Eco Energy Co., Ltd. (2)	19.00	Power generation
YeongGwang Yaksu Wind Electric Co., Ltd. (2)	9.63	Power generation
Green Energy Electricity Generation Co., Ltd.	29.00	Power generation
Korea Energy Solutions Co., Ltd.	20.00	R & D
ITR Co., Ltd.	20.00	R & D
Structure test network Co., Ltd.	20.00	Technical testing and consulting
Namjeongsusang Solar Power Operation Co., Ltd. (9)	15.00	Power generation
Indeck Niles Development, LLC (10)	56.25	Power generation
Indeck Niles Asset Management, LLC	33.33	Power generation
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	49.00	Holding company
Suwon New Power Co., Ltd.	39.90	Power generation
KPGE Inc.	29.00	Power generation materials business
Gwangbaek Solar Power Investment Co., Ltd.	44.00	Power generation
Go deok Clean Energy Co., Ltd.	40.00	Fuel cell generation
SureDataLab Co., Ltd.	23.95	R & D
SEP Co., Ltd.	21.26	R & D
Hankook Electric Power Information Co., Ltd.	25.25	R & D
Tronix Co., Ltd.	20.00	R & D
O2&B Global Co., Ltd.	20.00	R & D
Muan Sunshine Solar Power Plant Co., Ltd.	20.00	Power generation
Bigeum Resident Photovoltaic Power Co., Ltd.	29.90	Power generation
Goesan Solar Park Co., Ltd.	29.00	Power generation
Saemangeum Heemang Photovoltaic Co., Ltd.	35.00	Power generation
Bitgoel Eco Energy Co., Ltd.	29.00	Power generation
Jeju Gimnyeong Wind Power Co., Ltd.	30.00	Power generation
Seoroseoro Sunny Power Plant Co., Ltd.	42.58	Power generation
Muan Solar Park Co., Ltd.	20.00	Power generation
YuDang Solar Co., Ltd.	20.00	Power generation
Anjwa Smart Farm & Solar City Co., Ltd.	20.00	Power generation
Daewon Green Energy Co., Ltd.	25.36	Power generation
G.GURU Co., Ltd.	24.65	R & D

	Ownership (%)	Principal Activities
UD4M Co., Ltd. (2)	12.50	R & D
Dongbu Highway Solar Co., Ltd.	20.00	Power generation
Seobu Highway Solar Co., Ltd.	20.00	Power generation
Korea Energy Data Co., Ltd.	29.37	R & D
Gangneung Sacheon Fuel Cell Co., Ltd. (7)	65.00	Power generation
Kosture Co., Ltd. (2)	0.26	Coal recycling business
Digital Innovation Growth Fund (7)	76.92	Holding company
Taebaek Gadeoksan Wind Power Co., Ltd. (18)	39.65	Power generation
Chuncheon Green Energy Co., Ltd. (7)	68.00	Power generation
Yeomsubong Wind Power Co., Ltd.	48.72	Power generation
Yeongyang Wind Power Corporation II	30.00	Power generation
Haeparang Energy Co., Ltd.	25.00	Power generation
Saemangeum Sebit Power Plant Co., Ltd. (7)	69.55	Power generation

Joint Ventures:
KEPCO-Uhde Inc. (11)	52.80	Power generation
Shuweihat Asia Power Investment B.V.	49.00	Holding company
Shuweihat Asia Operation & Maintenance Company (11)	55.00	Maintenance of utility plant
Waterbury Lake Uranium L.P.	33.10	Resources development
ASM-BG Investicii AD	50.00	Power generation
RES Technology AD	50.00	Power generation
KV Holdings, Inc.	40.00	Power generation
KEPCO SPC Power Corporation (11)	75.20	Construction and operation of utility plant
Gansu Datang Yumen Wind Power Co., Ltd.	40.00	Power generation
Datang Chifeng Renewable Power Co., Ltd.	40.00	Power generation
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	40.00	Power generation
Rabigh Electricity Company	40.00	Power generation
Rabigh Operation & Maintenance Company Limited	40.00	Maintenance of utility plant
Jamaica Public Service Company Limited	40.00	Power generation
KW Nuclear Components Co., Ltd.	45.00	Manufacturing
Busan Shinho Solar Power Co., Ltd.	25.00	Power generation
Global Trade Of Power System Co., Ltd. (12)	29.00	Exporting products and technology of small or medium business by proxy
Expressway Solar-light Power Generation Co., Ltd. (12)	29.00	Power generation
Amman Asia Electric Power Company (11)	60.00	Power generation
KAPES, Inc. (11)	51.00	R & D
Honam Wind Power Co., Ltd.	29.00	Power generation
Korea Power Engineering Service Co., Ltd.	29.00	Construction and service
Chun-cheon Energy Co., Ltd.	29.90	Power generation
Yeonggwangbaeksu Wind Power Co., Ltd. (12)	15.00	Power generation
Nghi Son 2 Power LLC	50.00	Power generation
Kelar S.A. (11)	65.00	Power generation
PT. Tanjung Power Indonesia	35.00	Power generation
Incheon New Power Co., Ltd. (13)	29.00	Power generation
Seokmun Energy Co., Ltd.	29.00	Power generation
Daehan Wind Power PSC	50.00	Power generation
Barakah One Company (14)	18.00	Power generation

	Ownership (%)	Principal Activities
Nawah Energy Company (14)	18.00	Operation of utility plant
Momentum	33.33	International thermonuclear experimental reactor construction management
Daegu Green Power Co., Ltd. (15)	29.00	Power generation
Yeonggwang Wind Power Co., Ltd.	46.00	Power generation
Chester Solar IV SpA	45.00	Power generation
Chester Solar V SpA	45.00	Power generation
Diego de Almagro Solar SpA	45.00	Power generation
South Jamaica Power Company Limited	20.00	Power generation
Daesan Green Energy Co., Ltd.	35.00	Power generation
RE Holiday Holdings LLC	50.00	Power generation
RE Pioneer Holdings LLC	50.00	Power generation
RE Barren Ridge 1 Holdings LLC	50.00	Power generation
RE Astoria 2 LandCo LLC	50.00	Power generation
RE Barren Ridge LandCo LLC	50.00	Power generation
Laurel SpA	45.00	Power generation
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd. (12)	12.37	Power generation
Chile Solar JV SpA	50.00	Power generation
Cheong-Song Noraesan Wind Power Co., Ltd.	29.01	Power generation
Chester Solar I SpA	45.00	Power generation
Solar Philippines Calatagan Corporation	38.00	Power generation
Saemangeum Solar Power Co., Ltd. (16)	81.00	Power generation
Chungsongmeon BongSan wind power Co., Ltd. (12)	29.00	Power generation
Jaeun Resident Wind Power Plant Co., Ltd.	29.00	Power generation
DE Energia SpA	49.00	Power generation
Dangjin Eco Power Co., Ltd.	34.00	Power generation
Haemodum Solar Co., Ltd.	49.00	Power generation
Yangyang Wind Power Co., Ltd.	50.00	Power generation
Horus Solar, S.A. De C.V. (17)	14.95	Renewable power generation
Recursos Solares PV De Mexico II, S.A. De C.V. (17)	14.95	Renewable power generation
Sunmex Renovables, S.A. De C.V. (17)	14.95	Renewable power generation
Stavro Holding II A.B.	20.00	Holding company
Solaseado Solar Power Co., Ltd.	38.90	Power generation
Yeongam Solar Power Co., Ltd. (12)	19.00	Power generation
Samsu Wind Power Co., Ltd. (12)	19.00	Power generation
Pulau Indah Power Plant Sdn. Bhd.	25.00	Power generation
Sam-Yang Photovoltaic Power Co., Ltd.	49.00	Power generation
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	29.53	Holding company
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream (11)	90.00	Holding company
PT Barito Wahana Tenaga	30.61	Power generation
Cheongna Energy Co., Ltd. (16)	50.10	Generating and distributing vapor and hot/cold water
Naepo Green Energy Co., Ltd.	29.20	Power generation
Dayone Energy Co., Ltd. (19)	30.66	Power generation
OneEnergy Asia Limited	40.00	Power generation
KAS Investment I LLC	29.89	Holding company

	Ownership (%)	Principal Activities
KAS Investment II LLC	29.89	Holding company
Energyco Co., Ltd. (formerly, Energyco LLC)	29.00	Power generation
CAES, LLC	36.00	Holding company
Hapcheon Floating Photovoltaic Power Plant Inc. (12)	49.00	Power generation
Busan Industrial Solar Power Co., Ltd.	28.02	Power generation
Bitsolar Energy Co., Ltd.	27.10	Power generation
Pulau Indah O&M Sdn. Bhd. (20)	60.00	Power generation
Guadalupe Solar SpA (20)	60.00	Power generation
Omisan Wind Power Co., Ltd.	42.00	Power generation
Foresight Iberian Solar Group Holding, S.L. (20)	75.00	Power generation
Yeongwol Eco Wind Co., Ltd.	29.00	Power generation
Gurae Resident Power Co., Ltd.	29.00	Power generation
Cheongju Eco Park Co., Ltd.	29.00	Power generation
Enel X Midland Photovoltaic, LLC	20.00	Power generation
Geumsungsan Wind Power Co., Ltd.	29.00	Power generation
KEPCO KPS Carabao Corp.	40.00	Utility plant maintenance
Prime Swedish Holding AB	45.00	Holding company
Goheung New Energy Co., Ltd.	46.15	Power generation
Gunsan Land Solar Co., Ltd. (20)	75.29	Power generation
CapMan Lynx SCA, SICAR	50.00	Holding company
International Offshore Power Transmission Holding Company Limited	35.00	Undersea transmission network operation

Notes:
(1)	Due to changes in equity, the nominal and effective percentage of ownership are 20.47%.
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

(10)	According to the shareholders’ agreement, additional investment of 50% of total stake is agreed by March 2022.
(11)
The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. Accordingly, the entities are classified as joint ventures.

(12)	According to the shareholders’ agreement, the parties have joint control over all decisions related to financial and operation. Accordingly, the entity is classified as joint ventures.
(13)
The joint arrangement which we have joint control is structured through a separate company. The parties have joint control over the joint arrangement are classified as joint ventures, judging that they have rights to the net assets of the arrangement.

(14)	The effective percentage of ownership is less than 20%. However, decisions in relevant activities must be agreed by ownership parties. Accordingly, the entity is classified as joint ventures.
(15)	Although the nominal percentage of ownership is 29%, the effective percentage of ownership is 54.24%, considering the interest of financial investors as a liability component.
(16)	The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.
(17)
The effective percentage of ownership is less than 20%. However, according to the shareholders’ agreement, decisions related principal operation must be agreed by all ownership parties. Accordingly, we can exercise significant influence.

(18)	The percentage of ownership decreased due to the unequal capital increase. The entity was reclassified from a joint venture to an associate, due to the changes in voting rights.
(19)
According to the Dayone Energy Co., Ltd. Investment Agreement signed in March 2011, we have a commitment to guarantee principal and certain returns on shares of Dayone Energy Co., Ltd. held by NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation. Since NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation have put option regarding their share of the entity, we were deemed to have acquired an additional 15.64% stake. As a result, the effective percentage of ownership is 46.3% in the current and prior period. In accordance with shareholders’ agreement signed during the current period, we have joint control with other investors in making important financial and operation decisions, so it has been reclassified from an associate to a joint venture.

(20)	The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.
Item 4.D. Property, Plant and Equipment
Our property consists mainly of power generation, transmission and distribution equipment and facilities in Korea. See Item 4.B. “Business Overview—Power Generation,” “—Transmission and Distribution” and “—Capital Investment Program.” In addition, we own our corporate headquarters building complex at
55 Jeollyeok-ro,
Naju-si,
Jeollanam-do,
58322, Korea. As of December 31, 2021, the net book value of our property, plant and equipment was Won 173,120 billion. As of December 31, 2021, investment property, which is accounted for separately from our property, plant and equipment, amounted to Won 213 billion. No significant amount of our properties is leased. There are no material encumbrances on our properties, including power generation, transmission and distribution equipment and facilities.
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

During 2021, we completed the disposal of 185 properties on a separate basis (including residential properties, storage spaces, and substation lots that are located in Korea) which are not directly related to our operations for an aggregate sale price of approximately Won 49 billion. The book value of such properties amounted to Won 38 billion, representing 0.4% of our total real properties as of December 31, 2021. The foregoing sales reflect our ongoing efforts to improve our financial soundness through related debt reduction and enhance our management efficiency, selling noncore properties that have no direct relations to electricity facilities.

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
If fuel prices were to rise substantially and rapidly in the future, such rise may have a material adverse effect on our results of operations and profitability. For example, the net losses between 2018 and first half of 2019, were largely due to sustained rises in fuel costs that were neither timely nor sufficiently offset by a corresponding rise in electricity tariff rates. In part to address these concerns, the Government from time to time increases the electricity tariff rates. However, such increases may be insufficient to fully offset the adverse impact from the rise in fuel costs, and since such increases typically require lengthy public deliberations in order to be implemented, the tariff increases often occur with a significant time lag and as a result our results of operations and cash flows may suffer. We have amended the basic supply terms and conditions with the approval of the Ministry of Trade, Industry and Energy on December 17, 2020 to implement a new cost pass-through tariff system that reinforces the correlation between the costs we incur and the tariff we charge to our customers, among other changes. Such tariff system has been applied to the electricity rate since January 1, 2021 in accordance with the amendment. For further information, please see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.”

In addition, we expect complying with the Government environmental-related initiatives and regulations to continue to involve significant costs and resources on our part, which may adversely affect our results of operation, financial condition and cash flows. For example, we have recognized as cost Won 710 billion for greenhouse gas emission allowances in 2019, Won 310 billion in 2020 and Won 518 billion in 2021. The decrease in 2020 compared to 2019 was due to the decrease in coal-fired power generation to comply with environmental regulations including the efforts to reduce a high level of particulate matter pollution. The increase in 2021 compared to 2020 was due to the strengthened regulations regarding coal-fired power generation, which resulted in reduced allowances received free of charge from the Government. Further, as we are required to supply increasing amount of renewable energy, we expect that the environmental-related risks will continue to increase.
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
Demand for electricity in Korea grew at a compounded average rate of 1.0% per annum for the five years ended December 31, 2021. According to the Bank of Korea, the compounded growth rate for GDP was approximately 2.1% for the same period. The GDP growth rate was approximately 2.0%,
-1.0%
and 4.0% during 2019, 2020 and 2021, respectively.
The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s GDP and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year
basis.

	2017	2018	2019	2020	2021
Growth in GDP	3.1%	2.7%	2.0%	(1.0%)	4.0%
Growth in electricity consumption	2.2%	3.6%	(1.1%)	(2.2%)	4.7%
Demand for electricity may be categorized either by the type of its usage or by the type of customers. The following describes the demand for electricity by the type of its usage, namely, industrial, commercial and residential:

•
The industrial sector represents the largest segment of electricity consumption in Korea. Demand for electricity from the industrial sector was 291,333 gigawatt hours in 2021, representing a 4.6% increase from 2020, largely due to a base effect from continued demand decreases for the last two years, a rapid recovery of domestic economy and consequent increases of industrial products.

•
Demand for electricity from the commercial sector depends largely on the level and scope of commercial activities in Korea. Demand for electricity from the commercial sector increased to 119,550 gigawatt hours in 2021, representing a 5.2% increase from 2020, largely due to an improved consumer sentiment on service industry and increased heating and air conditioning each in January, February, July and August.

•
Demand for electricity from the residential sector is largely dependent on population growth and use of heaters, air conditioners and other electronic appliances. Demand for electricity from the residential sector increased to 79,915 gigawatt hours in 2021, representing a 4.7% increase compared to 2020, largely due to an increase in household electricity usage from an increased time spent at home and telecommuting in response to the
COVID-19
pandemic and tightened disinfection guidelines. For a discussion on demand by the type of customers, see Item 4.B. “Business Overview—Sales and Customers—Demand by the Type of Usage.”

Since our inception, we have had the predominant market share in terms of electricity generated in Korea. As for electricity we purchase from the market for transmission and distribution to our end-users,
our generation subsidiaries accounted for 73.2%, 72.6% and 70.8% in 2019, 2020 and 2021, respectively, while the remainder was accounted for by independent power producers. As for transmission and distribution of electricity, we have historically handled, expect to continue to handle, substantially all of such activities in Korea.
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
Electricity Rates
Under the Electric Utility Act and the Price Stabilization Act, electricity rates are established at levels that will permit us to recover our operating costs attributable to our basic electricity generation, transmission and distribution operations in addition to receiving a fair investment return on capital used in those operations. From time to time, our actual rate of return on invested capital may differ significantly from the fair rate of return on invested capital assumed for the purposes of electricity tariff approvals, for reasons, among others, related to movements in fuel prices, exchange rates and demand for electricity that differs from what is assumed for determining our fair rate of return. As of January 1, 2021, we implemented a new tariff system to reinforce the correlation between the costs we incur and the tariff we charge to our customers, among other changes. However, even under the new system, our ability to pass on fuel and other cost increases to our customers may be limited due to the regulation of the Government on the electricity rates. For further discussion of the fair investment return and the new tariff system, see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.”
Fuel Costs
Our results of operations are also significantly affected by the cost of producing electricity, which is subject to a variety of factors, including, in particular, the cost of fuel.
Cost of fuel in any given year is a function of the volume of fuels consumed and the unit fuel cost for the various types of fuel used for generation of electricity which affects the cost structure for both our generation subsidiaries and independent power producers from whom we purchase electric power. A significant change in the unit fuel costs materially impacts the costs of electricity generated by our generation subsidiaries, which mainly comprise our fuel costs under the cost of sales, as well as, to our knowledge, the costs of electricity generated by the independent power producers that sell their electricity to us (see Item 4.B. “Business Overview—Purchase of
Electricity—Cost-based
Pool System”), which mainly comprise our purchased power costs under the cost of sales. We are however unable to provide a comparative analysis since the unit fuel cost information for independent power producers and their cost structures are proprietary information.

Fuel costs constituted 31.6%, 28.6% and 30.5% of our cost of sales, and the ratio of fuel costs to our sales was 31.2%, 25.5% and 32.4% in 2019, 2020 and 2021, respectively. Substantially all of the fuel (except for anthracite coal) used by our generation subsidiaries is imported from outside of Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. Pursuant to the terms of our long-term supply contracts, prices are adjusted from time to time subject to prevailing market conditions. See Item 4.B. “Business Overview—Fuel Sources and Requirements.”
Coal accounted for 51.8%, 45.3% and 43.1% of our fuel requirements in 2019, 2020 and 2021, respectively. Uranium accounted for 35.7%, 40.6% and 39.5% of our fuel requirements in 2019, 2020 and 2021, respectively. LNG accounted for 9.5%, 10.6% and 13.7% of our fuel requirements in 2019, 2020 and 2021, respectively. Oil accounted for 0.5%, 0.4% and 0.4% of our fuel requirements in 2019, 2020 and 2021, respectively. In each case, the fuel requirements are measured by the amount of electricity generated by us and our generation subsidiaries and do not include electricity purchased from independent power producers. In order to ensure stable supplies of fuel materials, our generation subsidiaries enter into long-term and medium-term contracts with various suppliers and supplement such supplies with fuel materials purchased on spot markets.
The price of bituminous coal, which represents our largest fuel requirement, fluctuates significantly from time to time. In 2021, approximately 92.9% of the bituminous coal requirements of our generation subsidiaries were purchased under long-term contracts and the remaining 7.1% purchased on the spot market. The average weekly spot price of “free on board” Newcastle coal 5500 NAR (Net As Received) published through Korea Mineral Resource Information Service by Korea Mine Rehabilitation and Mineral Resources Corporation increased from US$45.89 per ton in 2020 to US$84.77 per ton in 2021 and further increased to US$196.38 per ton as of April 15, 2022. If the price of bituminous coal were to sharply rise, our generation subsidiaries may not be able to secure their respective bituminous coal supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in fuel cost.
From 2019 to 2021, the prices of oil and LNG fluctuated significantly. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil decreased from US$63.22 per barrel in 2019 to US$42.21 per barrel in 2020 but increased to US$69.01 per barrel in 2021 and further increased to US$104.83 per barrel as of April 14, 2022. While there was a significant increase in the price of crude oil recently, there is no guarantee that this trend will continue.
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
Movements of the Won against the U.S. Dollar and Other Foreign Currencies
Korean Won has fluctuated significantly against major currencies from time to time. For fluctuations in exchange rates, see pages
1-2
of this annual report. In particular, Korean Won underwent substantial fluctuations during the recent global financial crisis, and remains subject to significant volatility. The Noon Buying Rate per one U.S. dollar decreased from Won 1,155.5 on December 31, 2019 to Won 1,086.1 on December 31, 2020 and

increased to Won 1,188.6 on December 31, 2021 and further increased to Won 1,225.1 as of April 8, 2022. In 2019 and 2021, the Won generally depreciated against U.S. dollar and other foreign currencies, and such depreciation may result in a significant increase in the cost of fuel materials and equipment purchased from overseas as well as the cost of servicing our foreign currency debt. As of December 31, 2021, 16.4% of our long-term debt (including the current portion but excluding original issue discounts and premium) without taking into consideration of swap transactions was denominated in foreign currencies, principally U.S. dollars. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in U.S. dollars. Since a substantial portion of our revenues is denominated in Won, we must generally obtain foreign currencies through foreign currency-denominated financings or from foreign currency exchange markets to make such purchases or service such debt, fulfill our obligations under existing overseas investments and make new overseas investments. As a result, any significant depreciation of Won against U.S. dollar or other foreign currencies will have a material adverse effect on our profitability and results of operations. See Item 3.D. “Risk Factors—Risks Relating to KEPCO—The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.”
Recent Accounting Changes
See Note 2. (5) to our consolidated financial statements included in this annual report for changes in accounting standards. We believe that these new and revised standards have no material impact on our consolidated financial statements.
Critical Accounting Policies
See Note 3 to our consolidated financial statements included in this annual report for significant accounting policies.
Consolidated Results of Operations
The selected consolidated financial data set forth below as of and for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.
You should read the following data with the more detailed information contained in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

	2019		2020		2021		2021

	(rounded to billions of Won and millions of US$) (1)
Sales	~~W~~	58,568	~~W~~	57,926	~~W~~	59,914	$50,407
Cost of sales		57,780		51,805		63,559	53,474
Gross profit (loss)		788		6,121		(3,646)	(3,067)
Selling and administrative expenses		2,670		2,678		2,876	2,419
Other income (expenses), net		756		619		776	653
Other gains (losses), net		(582)		35		9	7
Operating profit (loss)		(1,708)		4,097		(5,737)	(4,826)
Finance income (expenses), net		(1,772)		(1,386)		(1,843)	(1,551)
Profit (loss) before income tax		(3,266)		2,992		(7,085)	(5,961)
Profit (loss) related to associates, joint ventures and subsidiaries		214		281		495	416
Income tax benefit (expense)		1,002		(899)		1,856	1,561
Profit (loss) for the period		(2,264)		2,092		(5,229)	(4,399)
Other comprehensive income (loss)		135		(220)		600	504
Total comprehensive income (loss)		(2,128)		1,873		(4,630)	(3,895)

Note:
(1)
The financial information denominated in Won as of and for the year ended December 31, 2021 has been translated into U.S. dollars at the exchange rate of Won 1,188.6 to US$1.00, which was the Noon Buying Rate as of December 31, 2021.

2021 Compared to 2020
In 2021, our consolidated sales, which is principally derived from the sale of electric power, increased by 3.4% to Won 59,914 billion in 2021 from Won 57,926 billion in 2020, primarily reflecting an increase in sales of electric power. Our sale of electric power increased by 3.6% to Won 58,702 billion in 2021 from Won 56,684 billion in 2020, primarily due to an increase in the volume of electricity sold. The volume of electricity sold increased by 4.7% to 533,431 gigawatt hours in 2021 from 509,270 gigawatt hours in 2020, primarily due to a 4.5% increase in the volume of electricity sold to the industrial sector, which represents the largest segment of electricity consumption in Korea, to 291,333 gigawatt hours in 2021 from 278,660 gigawatt hours in 2020 and a 5.2% increase in the volume of electricity sold to the commercial sector, which represents the second largest segment of electricity consumption in Korea, to 119,550 gigawatt hours in 2021 from 113,639 gigawatt hours in 2020 coupled with a 4.7% increase in the volume of electricity sold to the residential sector to 79,915 gigawatt hours in 2021 from 76,303 gigawatt hours in 2020. The increase in the volume of electricity sold to the industrial sector was primarily due to an increase in export sales recovered after recession in the light of
COVID-19
pandemic since the manufacturing industry has traditionally been a major consumer of electricity. The increase in the volume of electricity sold to the commercial sector was primarily due to the increase in domestic demand in response to the Government’s ‘with Corona’ strategy which relaxed social distancing policy after
COVID-19
pandemic. The increase in the volume of electricity sold to the residential sector was primarily due to increased time spent at home and telecommuting in response to the
COVID-19
pandemic and increased use of cooling and heating appliances to cope with increased number of hot summer and cold winter days. Average unit sales price decreased by 1.5% to Won 108.1 per kilowatt-hour in 2021 from Won 109.80 per kilowatt-hour in 2020, primarily due to a decrease in each unit sales price in the commercial and industrial sector. Our sales of construction services decreased by 7.0% to Won 755 billion in 2021 from Won 812 billion in 2020, primarily due to a decrease in sales amount recorded from the ongoing construction of our nuclear complex construction projects in the United Arab Emirates as the construction projects progress over time.
Our consolidated cost of sales, which is principally derived from the purchase of power from independent power producers and to a lesser extent, from raw materials used and depreciation, increased by 22.7%, to Won 63,559 billion in 2021 from Won 51,805 billion in 2020, primarily due to a 37.6% increase in power purchase, a 37.1% increase in raw material used and a 3.6% increase in depreciation.
Power purchase, which accounted for 34.0% and 30.4% of our cost of sales in 2021 and 2020, respectively, increased by 37.6% to Won 21,632 billion in 2021 from Won 15,725 billion in 2020, primarily due to increase in both quantity and the unit price of power purchase. The increased unit price of power purchase was mainly due to increased fuel costs.
Depreciation expense, excluding amortization of nuclear fuel charged to fuel costs in the amounts of Won 1,134 billion and Won 1,173 billion in 2021 and 2020, respectively, increased by 4.4% to Won 10,414 billion in 2021 from Won 9,978 billion in 2020 primarily due to an additional property, plant and equipment acquired in relation to the construction of new generation facilities pursuant to our capital investment program.
Other cost of sales increased by 9.8% to Won 2,022 billion in 2021 from Won 1,843 billion in 2020 primarily due to an increase in our greenhouse gas emission and related costs. For example, we have spent approximately Won 518 billion for the greenhouse gas emission allowances in 2021, compared to Won 310 billion in 2020. For further information, please see Item 4.B. “Business Overview—Environmental, Social and Governance Programs.”

As a cumulative result of the foregoing factors, we recognized consolidated gross loss of Won 3,646 billion in 2021 compared to consolidated gross profit of Won 6,121 billion in 2020, and our consolidated gross profit margin decreased to (6.1)% in 2021 from 10.6% in 2020. The decreases in our consolidated gross profit and consolidated gross profit margin were largely attributable to a 22.7% increase in our consolidated cost of sales (which was mainly due to 37.6% increase in the power purchase costs, 37.1% increase in raw materials used, and 3.6% increase in depreciation expense) which substantially outpaced the 3.4% increase in our consolidated sales (which was primarily due to a 4.7% increase in the volume of electricity sold).
Our consolidated selling and administrative expenses slightly increased by 7.4% to Won 2,876 billion in 2021 from Won 2,678 billion in 2020, largely due to an increase in commissions and repairs and maintenance expense.
Our consolidated other income, net of expenses, increased by 25.5% to Won 776 billion in 2021 from Won 619 billion in 2020, mainly as a result of a decrease in donation for establishment of laboratory for nuclear power plant decommissioning.
Our consolidated net other gains decreased to Won 9 billion in 2021 from Won 35 billion in 2020, mainly as a result of decrease in gains on disposal of property, plant and equipment.
As a cumulative effect of the foregoing factors, we recognized consolidated operating loss of Won 5,737 billion in 2021 compared to a profit of Won 4,097 billion in 2020, and our consolidated operating profit margin decreased to (9.6)% in 2021 from 7.1% in 2020. This was mainly due to increased fuel costs as a result of a higher price of LNG, increased power purchased and increased emission costs to comply with the stricter greenhouse gas emission trading system.
Our consolidated finance expenses, net, increased by 33.0% to Won 1,843 billion in 2021 from Won 1,386 billion in 2020, primarily as a result of increased losses on foreign currency translation regarding financial liabilities carried at amortized cost.
Our consolidated profit related to associates, joint ventures and subsidiaries increased by 75.9% to Won 495 billion in 2021 from Won 281 billion in 2020, primarily due to increased share in profit of Korea Gas Corporation, owing to increased LNG price.
As a cumulative result of the foregoing factors, we recognized consolidated loss before income taxes of Won 7,085 billion in 2021 compared to consolidated profit before income taxes of Won 2,992 billion in 2020.
Our income tax benefit increased to Won 1,856 billion in 2021 from income tax expense of Won 899 billion in 2020, largely as a result of the increase in our loss before income taxes. Our effective tax rate, which represents tax expense as a percentage of profit before income taxes, was not calculated because income tax benefit was recognized in 2021.
See Note 41 to our consolidated financial statements included in this annual report.
As a cumulative result of the above factors, we recognized consolidated loss of Won 5,229 billion in 2021 compared to consolidated profit of Won 2,092 billion in 2020. Our consolidated net profit margin also decreased to (8.7)% in 2021 from 3.6% in 2020. Our loss attributable to the owners of the company was Won 5,315 billion in 2021 compared to a profit of Won 1,991 billion in 2020.
We recognized other comprehensive income of Won 600 billion in 2021 compared to other comprehensive loss of Won 220 billion in 2020, largely due to an increase in the remeasurement of defined benefit liability and share in other comprehensive income (loss) of associates and joint ventures, net of tax.
As a cumulative result of the above factors, we recognized consolidated total comprehensive loss of Won 4,630 billion in 2021 compared to total comprehensive income of Won 1,873 billion in 2020.

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
Depreciation expense, excluding amortization of nuclear fuel charged to fuel costs in the amounts of Won 1,173 billion and Won 1,050 billion in 2020 and 2019, respectively, increased by 3.0% to Won 9,978 billion in 2020 from Won 9,684 billion in 2019 primarily due to an additional property, plant and equipment acquired in relation to the construction of new generation facilities pursuant to our capital investment program.
Other cost of sales decreased by 29.5% to Won 1,843 billion in 2020 from Won 2,613 billion in 2019 primarily due to a decrease in the price of the greenhouse gas emission allowances and related costs, as our emission decreased from a decrease in coal-fired power generation. For example, we have spent approximately Won 311 billion for the greenhouse gas emission allowances in 2020, compared to Won 710 billion in 2019. For further information, please see Item 4.B. “Business Overview—Environmental, Social and Governance Programs.”
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
As a cumulative result of the foregoing factors, our consolidated profit (loss) before income taxes turned surplus to a profit of Won 2,992 billion in 2020 from a loss of Won 3,266 billion in 2019.
Our income tax benefit turned significantly into an expense of Won 899 billion in 2020 from a benefit of Won 1,002 billion in 2019, largely as a result of the increase in our profit before income taxes. Our effective tax rate, which represents tax expense as a percentage of profit before income taxes, was 30.05% in 2020.
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
Segment Results
We operate the following business segments: transmission and distribution, nuclear power generation and thermal power generation and all others. The transmission and distribution segment, which is operated by us, the parent company, consists of operations related to the transmission, distribution and sale to end-users
of electricity purchased from our generation subsidiaries as well as from independent power producers. The power generation segment, which is operated by our one nuclear generation subsidiary and five non-nuclear
generation subsidiaries, consists of operations related to the generation of electricity sold to us through the Korea Power Exchange. The transmission and distribution segment and the power generation segment together represent our electricity business. The remainder of our operation is categorized as “all others.” The all other segment consists primarily of operations related to the plant maintenance and engineering service, information services, and sales of nuclear fuel, communication line leasing, overseas businesses and others. In 2019, 2020 and 2021, the unaffiliated revenues of the power generation segment (representing the six generation subsidiaries) and all our other revenues in the aggregate amounted to only 2.7%, 3.1% and 4.3% of our consolidated revenues, respectively, and the results of operations for our business segments substantially mirror our consolidated results of operations. For further information, see Note 4 of the notes to our consolidated financial statements included in this annual report.
Other
Our operations are materially affected by the policies of or factors relating to the Government. See Item 4.B. “Business Overview—Regulation.”

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
Our total capital expenditures for the construction of generation, transmission and distribution facilities were Won 15,795 billion, Won 15,485 billion and Won 13,964 billion in 2019, 2020 and 2021, respectively, and under our current budgets, are estimated to be approximately Won 15,360 billion, Won 16,172 billion and Won 16,133 billion in 2022, 2023 and 2024, respectively. We plan to finance our capital expenditures primarily through issuance of securities in the capital markets, borrowings from financial institutions and construction grants.
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
Furthermore, as part of the Comprehensive Measures against Particulate Matter and the Eighth and Ninth Basic Plan, announced by the Government in September 2017, December 2017 and December 2020, respectively, the Government set forth the following policy directions relating to coal-fired generation units: (i) two coal-fired generation units scheduled for construction and four existing coal-fired generation units shall convert to LNG fuel use, (ii) in principle, construction of new coal-fired generation units shall not be planned, (iii) seven of the coal-fired generation units that are 30 years or older will be shut down on an accelerated schedule, (iv) beginning in 2018, coal-fired generation units that are 30 years or older shall temporarily cease operations from March through June of each year, (v) coal-fired generation units shall be put through comprehensive functional and environmental upgrades and (vi) coal-fired generation units shall be subject to emission standards that came into effect in January 2019 that are twice as more rigorous than the previous standards. Compliance with such measures is expected to result in significant additional costs.
We plan to establish a research and entrepreneurship-oriented university specializing in the energy field. See Item 4.B. “Business Overview—Establishment of a University.” On August 8, 2019, our board of directors resolved to make an initial contribution of Won 60 billion for the promotion, initial operation and the design of the university campus. On May 21, 2021, our board resolved to make an additional contribution of Won 64.5 billion to the university and Won 41.3 billon of such contribution was made in December 2021. The total amount of contribution in 2022 and thereafter will be determined in discussion with the Government and the university but it is likely to be not greater than the total amount in 2021.
Fuel Purchases
We require significant funds to finance our operations, principally in relation to the purchase of fuels by our generation subsidiaries for generation of electricity. In 2019, 2020 and 2021, fuel costs constituted 31.6%, 28.6% and 30.5% of our cost of sales and the ratio of fuel costs to our sales was 31.2%, 25.5% and 32.4%, respectively. We plan to fund our fuel purchases primarily with net operating cash, although in cases of rapid increases in fuel prices as is the case from time to time, we may also rely on borrowings from financial institutions and issuance of debt securities in the capital markets.
Repayment of Existing Debt
Payments of principal and interest on indebtedness will require considerable resources. The table below sets forth the scheduled maturities of the outstanding interest-bearing debt (excluding original issue discounts and premium) without taking into consideration of swap transactions of us and our six wholly-owned generation subsidiaries as of December 31, 2021 for each year from 2022 to 2026 and thereafter. As of December 31, 2021, such debt represented 96.0% of our outstanding debt on a consolidated basis.

Year ended December 31	Local Currency Borrowings	Foreign Currency Borrowings	Domestic Debentures	Foreign Debentures	Total (1)
	(in billions of Won)
2022	3,387.1	363.8	7,430.4	2,193.2	13,374.5
2023	6.3	—	7,920.0	1,659.7	9,586.0
2024	5.8	—	7,500.0	1,369.4	8,875.3
2025	155.0	—	4,020.0	1,896.8	6,071.8
2026	3.2	10.4	7,330.0	2,276.7	9,620.2
Thereafter	57.4	—	27,960.3	1,927.6	29,945.3
Total (1)	3,614.9	374.2	62,160.7	11,323.3	77,473.1

Note:

(1)	The figures may not add up to the relevant total numbers due to rounding.
We and our six wholly-owned generation subsidiaries incurred interest charges (including capitalized interest) in relation to our interest-bearing debt of Won 2,536 billion, Won 2,438 billion and Won 2,337 billion in 2019, 2020 and 2021, respectively. We anticipate that interest charges will increase in future years because of, among other factors, anticipated increases in our long-term debt. See “—Capital Resources” below. The weighted average rates of interest on our and our six wholly-owned generation subsidiaries’ interest-bearing long-term debt and borrowings under existing swap contracts were 2.75%, 2.55% and 2.35% in 2019, 2020 and 2021, respectively.
Overseas Investments
As part of our revenue diversification strategy, we plan to continue to make overseas investments on a selective basis, which will be funded primarily through foreign currency-denominated borrowings and debt securities issuances as well as net operating cash from such projects.
Capital Resources
The selected consolidated financial data set forth below as of and for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.
You should read the following data with the more detailed information contained in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

	2019		2020		2021		2021
	(rounded to billions of Won and millions of US$) (1)
Net cash provided by operating activities	~~W~~	8,213	~~W~~	13,208	~~W~~	4,473	$3,763
Long-term debt (excluding current portion) (2)		59,019		59,050		66,500	55,948
Current portion of the long-term debt		7,759		9,238		11,109	9,347
Total long-term debt (3)		66,890		68,450		77,781	65,440
Won-denominated long-term debt		55,196		56,759		64,995	54,683
Foreign currency-denominated long-term debt		11,694		11,692		12,786	10,757
Other long-term liabilities (4)		45,457		47,544		47,565	40,018
Short-term borrowings		1,099		1,437		2,921	2,457
Total equity		68,890		70,667		65,312	54,949

Notes:

(1)
The financial information denominated in Won as of and for the year ended December 31, 2021 has been translated into U.S. dollars at the exchange rate of Won 1,188.6 to US$1.00, which was the Noon Buying Rate as of December 31, 2021.

(2)
Long-term debt, net consists of long-term borrowings and debt securities (excluding the current portions but including original issue discounts and premiums) without taking into consideration of swap transactions.

(3)	Total long-term debt (including the current portion but excluding original issue discounts and premium) without taking into consideration of swap transactions.
(4)
Other long-term liabilities consist of total
non-current
liabilities of our consolidated financial statements included in this annual report minus long-term debt (excluding current portion) of this table.

We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, issuance of debt securities and borrowings from financial institutions. Net cash provided by operating activities is primarily a function of electricity sales and fuel purchases and is also affected by increases and decreases in trade receivables, trade payables and inventory related to electricity sales and fuel purchases. Net cash provided by operating activities was Won 8,213 billion, Won 13,208 billion and Won 4,473 billion in 2019, 2020 and 2021, respectively.
As of December 31, 2019, 2020 and 2021, our long-term debt (excluding the current portion but including original issue discounts and premium), without taking into consideration of swap transactions, amounted to Won 59,019 billion, Won 59,050 billion and Won 66,500 billion, respectively, representing 85.7%, 83.6% and 101.8% of equity, respectively, as of such dates. As of December 31, 2019, 2020 and 2021, the current portions of our long-term debt were Won 7,759 billion, Won 9,238 billion and Won 11,109 billion, respectively. As of December 31, 2019, 2020 and 2021, our short-term borrowings amounted to Won 1,099 billion, Won 1,437 billion and Won 2,921 billion, respectively. See Note 23 of the notes to our consolidated financial statements included in this annual report. Total long-term debt (including the current portion but excluding original issue discounts and premium), without taking into consideration of swap transactions, as of December 31, 2021 was Won 77,781 billion, of which Won 64,995 billion was denominated in Won and an equivalent of Won 12,786 billion was denominated in foreign currencies, primarily U.S. dollars. We, KHNP, KOMIPO and KOWEPO also maintain global medium-term note programs in the aggregate amount of US$13 billion, of which approximately US$7 billion remains currently available for future drawdown.
Subject to the implementation of our capital expenditure plan and the sale of our interests in our generation subsidiaries and other subsidiaries, our long-term debt may increase or decrease in future years. Until recently, a significant portion of our long-term debt was raised through foreign currency-denominated borrowings. Our foreign currency-denominated long-term debt (including the current portion but excluding original issue discounts and premium), without taking into consideration of swap transactions, amounted to Won 11,692 billion and Won 12,786 billion as of December 31, 2020 and 2021, respectively.
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
We incur our short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had any material difficulties in obtaining short-term borrowings. In addition, in order to prepare for potential liquidity shortage, we maintain several credit facilities with financial institutions, with
Won-denominated
facilities amounting to Won 4,926 billion in aggregate and foreign currency-denominated facilities amounting to US$1,645 million in aggregate. The full amount of these facilities was available as of December 31, 2021.
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
Our total equity decreased by 7.6% from Won 70,667 billion as of December 31, 2020 to Won 65,312 billion as of December 31, 2021, mainly as a result of a decrease in total comprehensive income.
Liquidity
The selected consolidated financial data set forth below as of and for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.
You should read the following data with the more detailed information contained in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

	2019		2020		2021		2021
	(rounded to billions of Won and millions of US$) (1)
Property, plant and equipment, net	~~W~~	164,702	~~W~~	168,709	~~W~~	173,120	$145,651
Current trade and other payables, net		6,649		6,257		8,153	6,860
Current financial liabilities, net		8,931		10,725		14,037	11,810
Net cash provided by operating activities		8,213		13,208		4,473	3,763
Net cash used in investing activities		(13,499)		(14,832)		(12,354)	(10,394)
Net cash provided by financing activities		5,775		1,881		8,435	7,097
Net working capital (deficit) (2)		(4,749)		(5,319)		(9,681)	(8,145)

Notes:

(1)
The financial information denominated in Won as of and for the year ended December 31, 2021 has been translated into U.S. dollars at the exchange rate of Won 1,188.6 to US$1.00, which was the Noon Buying Rate as of December 31, 2021.

(2)
Net working capital is defined as current assets minus current liabilities. For the periods indicated, current liabilities exceeded current assets, which resulted in working capital deficit for such periods.

Our liquidity is substantially affected by our acquisition of property, plant and equipment, fuel purchases and schedule of repayment of debt. Our property, plant and equipment increased by 2.6% from Won 168,709 billion as of December 31, 2020 to Won 173,120 billion as of December 31, 2021. As the fuel costs increased by 31.2% from Won 14,794 billion in 2020 to Won 19,408 billion in 2021, our current trade and other payables also increased from Won 6,257 billion as of December 31, 2020 to Won 8,153 billion as of December 31, 2021. Our current financial liabilities increased by 30.9% from Won 10,725 billion as of December 31, 2020 to Won 14,037 billion as of December 31, 2021 according to our debt repayment schedule.
Our cash flows are also impacted by other factors. Our net cash provided by operating activities decreased by 66.1% from Won 13,208 billion in 2020 to Won 4,473 billion in 2021. There was a decrease in profit of Won 7,322 billion during 2021 compared to 2020.

Our cash flows from investing activities are mainly affected by the acquisition of property, plant and equipment and financial assets, which was Won 18,562 billion in 2021, as well as the proceeds from disposals of financial assets, which was Won 7,024 billion in 2021. Our net cash used in investing activities decreased by 16.7% from Won 14,832 billion in 2020 to Won 12,354 billion in 2021, mainly due to the decrease in acquisition of financial assets of Won 3,310 billion and decrease in acquisition of property, plant and equipment of Won 613 billion offset by a decrease in proceeds from disposals of financial assets of Won 997 billion.
Our cash flows from financing activities are mainly affected by the proceeds and repayment of long-term borrowings and debt securities, which was a net inflow of Won 8,032 billion in 2021, as well as dividend paid, which was Won 812 billion in 2021. Our net cash from financing activities increased by 348.5% from Won 1,881 billion in 2020 to Won 8,435 billion in 2021, largely due to an increase of Won 7,222 billion in proceeds from long-term borrowings and securities.
Due to the capital-intensive nature of our business as well as significant volatility in fuel prices, from time to time we operate with working capital deficits, and we may have substantial working capital deficits in the future. As of December 31, 2019, 2020 and 2021, we had a working capital deficit of Won 4,749 billion, Won 5,319 billion and Won 9,681 billion, respectively. We have traditionally met our working capital and other capital requirements primarily with net cash provided by operating activities, issuance of debt securities, borrowings from financial institutions and construction grants. We also incur short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had any material difficulties in obtaining short-term borrowings. See “—Capital Resources.”
We may face liquidity concerns in the case of sudden and sharp depreciation of the Won against major foreign currencies or depreciation over a sustained period of time. While substantially all of our revenues and our cash and cash equivalents are denominated in Won, we pay for substantially all of our fuel purchases in foreign currencies. Furthermore, as a substantial portion of our long-term debt is denominated in foreign currencies, the payment of principal and interest thereon is made in foreign currencies. In the past, we have incurred foreign currency debt principally due to the limited availability and the high cost of
Won-denominated
financing in Korea. However, in light of the increasing sophistication of the Korean capital markets and the recent increase in Won liquidity in the Korean financial markets, we plan to reduce the portion of our debt which is denominated in foreign currencies although we intend to continue to raise certain amounts of capital through long-term foreign currency debt for purposes of maintaining diversity in our funding sources as well as paying for overseas investments and fuel procurements in foreign currencies. As of December 31, 2021, 16.4% of our long-term debt (including the current portion but excluding original issue discounts and premium) without taking into consideration of swap transactions was denominated principally in U.S. dollars.
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
We did not pay any dividends in respect of fiscal year 2019 and 2021 on a separate basis. We paid dividends of Won 1,216 per share in respect of fiscal year 2020 on a separate basis.
Contractual Obligations
The following summarizes our known contractual obligations on a consolidated basis as of December 31, 2021 and the effect such obligations are expected to have on liquidity and cash flow in future periods. See Note 45 (2) of the notes to our consolidated financial statements included in this annual report for our management of short, medium and long-term funding and liquidity management requirements.

Contractual Obligations	Less than 1 Year		1~2 Years	2~5 Years	More than 5 Years	Total (3)
	In billions of Won
Borrowings and debt securities (1)	~~W~~	15,834	11,230	28,664	36,224	91,950
Lease liabilities		620	637	1,521	2,151	4,929
Trade and other payables		7,570	777	725	667	9,739
Financial guarantee contracts (2)		436	—	3,106	177	3,718

Total (3)	~~W~~	24,459	12,643	34,016	39,218	110,337

Notes:

(1)	These includes interest payments on the borrowings and debts for the periods indicated.
(2)
This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2020 and 2021 are Won 66,354 million and Won 80,841 million, respectively.

(3)	The figures may not add up to the relevant total numbers due to rounding.
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
We purchased power from these companies in the amounts of Won 500 billion, Won 379 billion and Won 371 billion in 2019, 2020 and 2021, respectively.
As a result of the expiration of the contractual periods, our agreement with GS EPS Co., Ltd. terminated on March 31, 2021.
We meet our coal requirements primarily through purchases of bituminous coal and anthracite coal under long-term supply contracts with domestic and foreign suppliers to purchase. Under these long-term supply contracts, purchase prices are adjusted periodically based on prevailing market conditions. We have entered into several fuel purchase agreements under which we are committed to purchasing minimum quantities of fuel, including approximately 60 to 70 million tons of bituminous coal in 2021.
We also purchase a substantial portion of our LNG requirements from Korea Gas Corporation, a related party. We negotiate annually with Korea Gas Corporation and other suppliers to purchase LNG. We have also entered into long-term transportation contracts with Pan Ocean Co., Ltd. and others.
We import all uranium ore concentrates from sources outside Korea (including Canada, France, the United Kingdom, Switzerland, Australia, Germany, Hong Kong, Japan and Uzbekistan) through medium- to long-term contracts and purchases in spot markets, and pay for such concentrates with currencies other than Won, primarily U.S. dollars. Contract prices for processing of uranium are generally based on market prices.
The fuel purchase price is typically negotiated near or at the time of purchase subject to prevailing market conditions. In 2021, the fuel cost incurred to us was Won 19.4 trillion. See Note 49 of the notes to our consolidated financial statements for further details of these contracts.
Under the Long-term Transmission and Substation Plan approved by the Ministry of Trade, Industry and Energy, we are liable for the construction of all of our power transmission facilities and the maintenance and repair expenses for such facilities. Also, our generation subsidiaries make plans for expanding our generation capacity based on the Basic Plan Relating to the Long-Term Supply and Demand of Electricity, which is generally revised and announced every two years by the Government. For a description of our commitments for acquisition of property, plant and equipment, see Note 49 of the notes to our consolidated financial statements included in this annual report.
Payment guarantee
See Note 50 to our consolidated financial statements included in this annual report for payment guarantees and short-term credit facilities from financial institutions.
Overdraft and Others
See Note 47 to our consolidated financial statements included in this annual report for existing guarantees provided by us to our associates and joint ventures.
Other than as described in this annual report and also in Notes 47 and 50 of the notes to our consolidated financial statements included in this annual report, we did not have any other material credit lines and guarantee commitments provided to any third parties as of December 31, 2021.

Item 5.C.	Research and Development, Patents and Licenses, etc.
Research and Development
Our research and development program is focused on developing advanced electric power, renewable energy, smart grid and customer-friendly electricity service technologies that will enable us to become a global leader in the energy industry and to preemptively respond to changes in the energy paradigm and to improve the quality of the electricity. As a result, we secured 37 core strategic technologies and 201 first-in-class
technologies in the related fields such as power network upgrading, the fourth industrial revolution and renewable energy. In 2022, consistent with the Government guidelines, we plan to invest approximately 5.15% of our annual estimated net sales on a separate basis, in the research and development. We also actively cope with changes in the external environment represented by carbon neutrality and established medium- to long-term technology development strategies for core strategies to create sustainable new growth engines.
Our research and development activities plan to focus on the following:

•	in the electric power system sector, enhancing renewable electricity capacity and storage of renewable energy surplus;

•	in the power generation sector, reducing CO 2 emissions and establishing an environment-friendly power generation system;

•	establishing an intelligent plant operation system using data, networks, and artificial intelligence;

•	commercializing high efficiency transmission technologies including superconductor; and

•	establishing a system for avoiding safety incidents and disaster damage.
In addition, we cooperate closely with several other electric utility companies and research institutes, both foreign and domestic, on various projects to diversify the scope and scale of our research and development activities.
We invested Won 976 billion, Won 887 billion and Won 910 billion, in 2019, 2020 and 2021, respectively, and currently plan to invest Won 1,087 billion in 2022, on research and development. Our current focus in research and development is primarily in the area of low-carbon and clean energy development and
ICT-based
smart energy technological development. We had 1,287 employees engaged in research and development activities as of December 31, 2021. As a result of our research, we had 5.902 registered patents and 7,189 patent applications outstanding in Korea and abroad as of December 31, 2021.

Item 5.D.	Trend Information
Trends, uncertainties and events which could have a material impact on our sales, liquidity and capital resources are discussed above in Item 5.A. “Operating Results” and Item 5.B. “Liquidity and Capital Resources.”

Item 5.E.	Critical Accounting Estimates
See Note 2. (4) to our consolidated financial statements included in this annual report and other sections of our consolidated financial statements referred to thereunder for accounting estimates that have the most significant effect on the amounts recognized in our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Item 6.A. Directors and Senior Management
Board of Directors
Under the KEPCO Act, the Act on the Management of Public Institutions and our Articles of Incorporation, our board of directors, which is required to consist of not more than 15 directors, including the president, is vested with the authority over our management.
Pursuant to the Act on the Management of Public Institutions and our Articles of Incorporation, we have two types of directors: standing directors (‘
sang-im-isa
’ in Korean) and
non-standing
directors (‘
bi-sang-im-isa
’ in Korean). Please see the below discussion under “—Standing Directors” and
“—Non-standing
Directors” for more information.
Under our Articles of Incorporation, there may not be more than seven standing directors, including our president, and more than eight non-standing
directors. The number of
non-standing
directors must exceed the number of standing directors, including our president. A senior non-standing
director appointed by the Ministry of Economy and Finance becomes our chairperson of the board following the review and resolution of the Committee for Management of Public Institutions.
Under the Act on the Management of Public Institutions amended on February 3, 2022 and to become effective on August 4, 2022, the labor director system will be introduced where one non-standing
director of the public institution must be appointed among its employees who have held their offices for at least three years and (i) is recommended by the representative of the employees (or the representative of the labor union of the public institution if there is a labor union comprising the majority of the employees) or (ii) obtains consent from the majority of the employees of a public institution. The specific guidelines is not yet released for the implementation of such Act, but once released, we expect to take appropriate measures including amending our articles of incorporation in order to appoint a new labor director in accordance with such Act.
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
The names, titles and outside occupations, if any, of the standing directors as of April 8, 2022 and the respective years in which they took office are set forth below.

Name (Gender)	Age	Position	Outside Occupation	Position Held Since
Cheong, Seung-Il (Male)	56	President & Chief Executive Officer	None	June 1, 2021
Choi, Young-Ho (Male)	57	Comptroller & Auditor General and Member of the Audit Committee (Non-executive)	None	November 16, 2020
Lee, Heyn-Bin (Male)	59	Corporate Senior Executive Vice President & Chief Business Management Officer	None	September 14, 2020
Lee, Jong-Hwan (Male)	61	Corporate Senior Executive Vice President & Chief Safety Officer & Chief Business Operations Officer	None	November 9, 2020
Park, Heon-Gyu (Male)	59	Corporate Senior Executive Vice President & Chief Financial & Strategic Planning Officer	None	May 28, 2021
Kim, Tae-Ok (Male)	59	Corporate Senior Executive Vice President & Chief Power Grid Officer	None	March 25, 2021
Lee, Heung-Joo (Male)	60	Corporate Senior Executive Vice President & Chief Global & Nuclear Business Officer	None	October 14, 2021
Cheong,
Seung-Il
has
been our President and CEO since June 1, 2021. Prior to his current position, he served as a Vice Minister of the Ministry of Trade, Industry and Energy, Deputy Minister of the Office of Energy and Resources, Director General for Energy Industry Policy under the Ministry of Trade, Industry and Energy and the President and CEO of Korea Gas Corporation. Mr. Cheong received an M.B.A. from Seoul National University.
Choi,
Young-Ho
has been our Standing Director since November 16, 2020. Mr. Choi previously served as an Expert Advisor at Presidential Committee for Balanced National Development and a mayor of
Nam-gu,
which is a local government in Gwangju Metropolitan City, as elected by popular vote. Mr. Choi received a M.A. in social work from Gwangju University.
Lee,
Heyn-Bin
has been our Standing Director since September 14, 2020. Mr. Lee also currently serves as our Corporate Senior Executive Vice President & Chief Business Management Officer and previously served as the Vice President & Head of KEPCO-Tech Project Department of KEPCO and Vice President & Head of Human Resources Department. Mr. Lee received a Korean Executive M.B.A. in utilities management from Helsinki School of Economics.

Lee, Jong-Hwan
has been our Standing Director since November 9, 2020. Mr. Lee also currently serves as our Corporate Senior Executive Vice President & Chief Safety Officer & Chief Business Operations Officer and previously served as the Executive Vice President & Chief Technology Officer and Vice President & Head of New Business Promotion Department. Mr. Lee received a M.E. in electrical engineering from Konkuk University.
Park,
Heon-Gyu
has been our Standing Director since May 28, 2021. Mr. Park also currently serves as our Corporate Senior Executive Vice President & Chief Financial & Strategic Planning Officer and previously served as the Executive Vice President & Chief Cooperations Officer and Vice President & Head of Audit & Inspection Office. Mr. Park received a Korean Executive M.B.A. in utilities management from Helsinki School of Economics.
Kim,
Tae-Ok
has been our Standing Director since March 25, 2021. Mr. Kim also currently serves as our Corporate Senior Executive Vice President & Chief Power Grid Officer and previously served as the Vice President of Regional Headquarters KEPCO Gwangju-Jeonnam and Vice President & Head of Technology Planning Department. Mr. Kim received a B.E. in electrical engineering from Ajou University.
Lee,
Heung-Joo
has been our Standing Director since October 14, 2021. Mr. Lee also currently serves as our Corporate Senior Executive Vice President & Chief Global & Nuclear Business Officer and previously served as the Corporate Vice President & Head of UAE Nuclear Project Department and the Assistant Vice President & Head of Program Management Team under UAE Nuclear Project Department. Mr. Lee received a B.ME from Inha University.
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
Although the classification of the directors applicable to us as a statutory juridical corporation established under the KEPCO Act is different from the classification under the Korean Commercial Act which consists of (i) an inside director (‘
sa-nae-isa
’ in Korean), (ii) an outside director (‘
sa-oe-isa
’ in Korean) and (iii) other directors who do not serve their directorship positions in full-time capacity but do not qualify as outside directors (‘
gita-bi-sang-moo-isa
’ in Korean), all of our
non-standing
directors have been, and are currently appointed from, candidates who satisfy the qualifications of an outside director under the Korean Commercial Act, as the KEPCO Act generally requires us to apply the Korean Commercial Act as applicable.
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

The names, titles and outside occupations, if any, of the
non-standing
directors as of April 8, 2022 and the respective years in which they took office are set forth below.

Name (Gender)	Age	Position	Principal Occupation	Position Held Since
Seong, Si-Heon (Male)	61	Non-Executive Director, Chairperson of the Board of Directors and the ESG Committee	None	June 10, 2020
Kim, Jae-Shin (Female)	55	Non-Executive Director and Chairperson of the Audit Committee	Certified public accountant of Saedure Accounting Firm	July 9, 2021
Park, Jong-Bae (Male)	58	Non-Executive Director	Professor of Electrical and Electronics Engineering, Konkuk University	January 31, 2020
Bang, Su-Ran (Female)	35	Non-Executive Director and Member of the ESG Committee	Senior Advisor of Seoul Energy Corporation Attorney-at-law/Partner of Law Firm S	September 1, 2020
Park, Hyo-Sung (Male)	63	Non-Executive Director and Member of the Audit Committee	None	April 14, 2021
Lee, Kee-Man (Male)	61	Non-Executive Director	Professor of Aerospace Engineering, Sunchon University	April 14, 2021
Hwang, Cheol-Ho (Male)	44	Non-Executive Director and Member of the ESG Committee	Head of Research support group on Carbon-neutral City under International Climate & Environment Center	April 14, 2021
Lee, Kye-Sung (Male)	65	Non-Executive Director	None	July 9, 2021
Seong,
Si-Heon
has been our
Non-Standing
Director since June 10, 2020. Mr. Seong previously served as the Chairperson and President of Korea Evaluation Institute of Industrial Technology and the Administrator of Korean Agency for Technology and Standards under the Ministry of Trade, Industry and Energy. Mr. Seong graduated from Chunchon
High School.
Kim, Jae-Shin
has been our Non-Standing Director since July 9, 2021. Ms. Kim currently serves a certified public accountant of Saedure Accounting Firm, Non-standing director of the Korean Institute of Certified Public Accountants and the President of women’s association of the Korean Institute of Certified Public Accountants. Ms. Kim received a B.A. and M.B.A. from Ewha Womans University.
Park,
Jong-Bae
has been our
Non-Standing
Director since January 31, 2020. Mr. Park is currently the professor of Electrical and Electronics Engineering at Konkuk University. Mr. Park previously served as a Head of the Office of Career Development and Placement at Konkuk University. Mr. Park received a B.S. and a Ph.D in Electrical and Electronics Engineering from Seoul National University.
Bang,
Su-Ran
has been our
Non-Standing
Director since September 1, 2020. Ms. Bang is currently the Senior Advisor of Seoul Energy Corporation and the
Attorney-at-law
and Partner of Law Firm S, Ms. Bang previously served as the
Non-executive
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
Lee,
Kye-Sung
has been our
Non-Standing
Director since July 9, 2021. Mr. Lee previously served as a Senior Secretary for Political Affairs of National Assembly Speaker and a Spokesman of National Assembly Speaker. Mr. Lee received a B.A. in Political Science from Seoul National University and a M.A. in North Korean Studies from Yonsei University.
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
Naju-si,
Jeollanam-do,
58322, Korea.
Audit Committee
Under the Act on the Management of Public Institutions, which took effect as of April 1, 2007, we are designated as a “market-oriented public enterprise” and, as such, are required to establish an audit committee in lieu of the pre-existing
board of auditors upon expiration of the term of the last remaining member of the board of auditors. In September 2007, we amended our Articles of Incorporation to establish, in lieu of the pre-existing
board of auditors, an audit committee meeting the requirements under the Sarbanes-Oxley Act. Under the Act on the Management of Public Institutions, the Korean Commercial Act and the amended Articles of Incorporation, we are required to maintain an audit committee consisting of three members, of which not less than two members are required to be non-standing
directors. In addition, pursuant to certain amendments to the Act on the Management of Public Institutions that became effective as of January 1, 2021, in appointing the standing member of the audit committee, the director nomination committee shall recommend the person who is qualified in any of the followings: (i) a person who is qualified as a certified public accountant or an attorney and has a minimum of three years of experience in work related to such qualification, (ii) a person who has served as an assistant professor or at a higher position for at least three years in areas directly related to audit, investigation and judicial affairs, budget and accounting, investigation, planning and evaluation, etc. (hereinafter referred to as “audit-related works”) at a school under subparagraphs 1 through 5 of Article 2 of the Higher Education Act),

(iii) a person who has been in charge of audit-related works for at least three years at a public institution, stock-listed corporation or research institute under Article 9(15)3 of the Financial Investment Services and Capital Markets Act and has experience prescribed by Presidential Decree, (iv) person who has been in charge of audit-related works for at least three years at the state or a local government and has served as a public official at the level prescribed by Presidential Decree, or (v) person with other expertise in accordance with the affairs of the relevant institution and qualified as prescribed by Presidential Decree.
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
a standing director, Kim,
Jae-Shin
and Park,
Hyo-Sung,
both
non-standing
directors, are currently members of our audit committee. All such members of the audit committee are independent within the meaning of the Korea Exchange listing standards, the regulations promulgated under the Korean Commercial Act and the New York Stock Exchange listing standards.
ESG Committee
We established an Environment, Social and Governance (“ESG”) Committee in our board of directors to reinforce
ESG-based
management system and to ensure continuous performance in this area. The ESG Committee is to consist of three directors. As of the date of this annual report, Seong, Si-Heon, Bang, Su-Ran and Hwang,
Cheol-Ho,
all
non-standing
directors, are the members of our ESG committee. Our ESG Committee is charged with resolving major management issues related to ESG, establishing ESG management strategies and business plans and checking on the overall direction of sustainable management.
Item 6.B. Compensation
The aggregate amount of remuneration paid to our standing and non-standing
directors in the aggregate consist of (i) salaries and wages paid to standing and non-standing
directors, which amounted to Won 1,512 million in aggregate in 2021, and (ii) accrued retirement and severance benefits for standing directors, which amounted to Won 21 million in 2021. Under the Act on the Management of Public Institution, our executive officers consist of the president and the standing and non-standing
directors. Standing directors, except the standing director who concurrently serves as a member of our audit committee, take executive positions with our company while the other directors, including non-standing
directors, do not. We do not have any other officer who is in charge of a principal business unit, division or function, any other officer who performs a policy making function or any other person who performs similar policy making functions for us.
Item 6.C. Board Practices
Under the Act on the Management of Public Institutions and our Articles of Incorporation, for appointments made after April 1, 2007, the term of office for our president is three years and the term of our office for our directors (whether standing or non-standing
but not the president) is two years. Our president and directors may be reappointed for one or more additional terms of one year. In order to be reappointed, the president must be evaluated on the basis of his management performance; a standing director, on the basis of the performance of the duties for which he was elected to perform, or if the standing director has executed an incentive bonus contract, on the basis of his performance under the contract; and a non-standing
director, on the basis of his performance of the duties for which he was elected to perform.

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
Item 6.D. Employees
As of December 31, 2021, we and our generation subsidiaries had a total of 48,809 regular employees, almost all of whom are employed within Korea. Approximately 10.9% of our regular employees (including employees of our generation subsidiaries) are located at our head office.
The following table sets forth the number of and other information relating to our regular employees, not including directors or senior management, as of December 31, 2021.

	KEPCO	KHNP	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP	Total
Regular Employees
Administrative	5,207	1,037	355	417	280	313	271	7,880
Engineers	12,518	9,925	2,239	2,158	2,154	1,952	2,109	33,055
Others	5,556	1,130	213	175	257	418	125	7,874

Total	23,281	12,092	2,807	2,750	2,691	2,683	2,505	48,809

Head Office Employees	1,778	1,409	465	420	393	450	403	5,318
% of total	7.6%	11.7%	16.6%	15.3%	14.6%	16.8%	16.1%	10.9%
Members of Labor Union	18,119	8,611	2,023	1,715	1,894	1,796	1,807	35,965
% of total	77.8%	71.2%	72.1%	62.4%	70.4%	66.9%	72.1%	73.7%
We and each of our generation subsidiaries have separate labor unions. Approximately 73.7% of our and our generation subsidiaries’ employees in the aggregate are members of these labor unions, each of which negotiates a collective bargaining agreement for its members each year. Under applicable Korean law, an employee-employer cooperation committee comprised of an equal number of representatives of management and labor (which shall be no less than three and no more than ten representatives from each of management and labor) is required to be established. Accordingly, an employee-employer cooperation committee composed of eight representatives of management and eight representatives of labor has been established at us and at each of our generation subsidiaries. The committee meets periodically to discuss various labor issues.
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
Item 6.E. Share Ownership
As of December 31, 2021, none of our directors and members of our administrative, supervisory or management bodies own more than 0.1% of our common stock individually and in aggregate.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Item 7.A. Major Shareholders
The following table sets forth certain information relating to certain owners of our capital stock as of December 31, 2021:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class (1) (%)
Common stock	Government	116,841,794	18.2
	Korea Development Bank (2)	211,235,264	32.9

	Subtotal	328,077,058	51.1
	National Pension Service	37,969,179	5.9
	Employee Stock Ownership Association	4,874,457	0.8
	Directors as a group	1,789	0.0
	Public (non-Koreans)	91,105,897	14.2
	Common shares	79,780,464	12.4
	American depositary shares	11,325,433	1.8
	Public (Koreans)	179,935,697	28.0

	Total	641,964,077	100.0

Notes:

(1)	Percentages are based on issued shares of common stock.
(2)	Korea Development Bank is a Government-controlled entity.
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
In the past three years, our related party transactions principally consisted of purchases of LNG from Korea Gas Corporation and long-term borrowings from Korea Development Bank. In 2019, 2020 and 2021, we and our generation subsidiaries purchased LNG from Korea Gas Corporation in the aggregate amount of Won 4,049 billion, Won 3,271 billion and Won 5,647 billion, respectively. As of December 31, 2021, we had borrowings from Korea Development Bank in the aggregate amount of Won 353 billion, which had an interest rate range of 0.50% to 4.60% as well as 1 year KoFC bond rate between +0.81 and +0.95 for certain operating funds.

We also engage in extensive transactions with our consolidated generation subsidiaries, including the purchase of electricity from them through Korea Power Exchange, sales of electricity to them, payment and receipt of commissions for services and receivables and payables transactions. These are eliminated in the consolidation process. See Note 50 to our consolidated financial statements included in this annual report for payment guarantees. We also provide guarantees for certain of our affiliates. We also have certain relationships with the Korea Power Exchange. See Item 4.B. “Business Overview—Purchase of Electricity—Cost-based Pool System.”
For a further description of our transactions with our affiliates, see Note 47 of the notes to our consolidated financial statements included in this annual report.
Item 7.C. Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
Item 8.A. Consolidated Statements and Other Financial Information
See Item 18. “Financial Statements” and our consolidated financial statements included in this annual report.
Legal Proceedings
As of December 31, 2021, we and our subsidiaries were engaged in 683 lawsuits as a defendant and 284 lawsuits as a plaintiff. As of the same date, the total amount of damages claimed against us and our subsidiaries was Won 689 billion, for which we have made a provision of Won 115 billion as of December 31, 2021, and the total amount claimed by us and our subsidiaries was Won 784 billion as of December 31, 2021. While the outcome of any of these lawsuits cannot presently be determined with certainty, our management currently believes that the final results from these lawsuits will not have a material adverse effect on our liquidity, financial position or results of operations.
The following are potentially significant claims pertaining to us and our subsidiaries.
In December 2013, the Supreme Court of Korea ruled that regular bonuses fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly, and that any agreement which excludes such regular bonuses from ordinary wage is invalid. One of the key rulings provides that bonuses that are given to employees (i) on a regular and continuous basis and (ii) calculated according to the actual number of days worked (iii) that are not incentive-based must be included in the calculation of “ordinary wages.” The Supreme Court further ruled that in spite of invalidity of such agreements, employees shall not retroactively claim additional wages incurred due to such court decision, in case that such claims bring to employees unexpected benefits which substantially exceeds the wage level agreed by employers and employees and cause an unpredicted increase in expenditures for their company, which would lead the company to material managerial difficulty or would be a threat to the existence of the company. In that case, the claim is not acceptable since it is unjust and is in breach of the principle of good faith. As a result of such ruling by the Supreme Court of Korea, we and our subsidiaries became subject to a number of lawsuits filed by various industry-wide and company-specific labor unions based on claims that ordinary wage had been paid without including certain items that should have been included as ordinary wage. In July 2016, the court ruled against us, and in accordance with the court’s ruling, in August 2016 we paid Won 55.1 billion to the employees for three years of back pay plus interest. As of December 31, 2021, however, 12 lawsuits were pending against our subsidiaries for an aggregate claim amount of Won 38 billion, for which our subsidiaries set aside an aggregate amount of Won 3.2 billion to cover any potential future payments of additional ordinary and average wage in relation to the related lawsuits.

All cases are currently
on-going
at various stages of proceedings. We cannot presently assure you that the courts will not ultimately rule against our subsidiaries in these lawsuits, or that the amount of our reserves against these lawsuits will be sufficient to cover the amounts actually payable under court rulings. Any of these developments would adversely affect our results of operations.
During the period from 2014 to 2021, certain residential customers filed class action lawsuits against us based on the claim that electricity tariffs, determined under the progressive rate structure, were excessive. As of December 31, 2021, we were subject to 14 such lawsuits brought by approximately 10,000 plaintiffs with an aggregate claim amount of Won 7.1 billion. Of these 14 lawsuits, seven cases are currently pending in the third round of proceedings (for which we won all of the first and second rounds of proceedings, except for one case) and four cases are currently pending in the second round of proceedings (for which we won all of the first rounds of proceedings). Three cases are currently pending in the first round of proceedings.
In November 2019, prosecutors indicted six of KHNP’s employees for, among others, failing to immediately shut down Hanbit #1 reactor when its thermal output exceeded the threshold specified by the nuclear safety technical operations manual and filing false reports to the NSSC. KHNP is also indicted for secondary liability from its employees’ alleged wrongdoings. The case stemmed from the NSSC’s investigations into the manual shutdown of Hanbit #1 reactor during a diagnostic test in May 2019. In February 2021, the Gwangju District Court acquitted the employees of their charges of violating the safety technical operations manual and driving a vehicle without a license during the incident. However, three employees were fined for filing false reports to the NSSC and KHNP was also fined in accordance with the disciplinary regulations. The prosecutors appealed the District Court’s decision and the case is currently being adjudicated in the Gwangju District Court.
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
The nuclear power plant at Wolsong #1 unit began operations in 1982 and ended its operations in 2012 pursuant to its
30-year
operating license. In February 2015, the NSSC evaluated the safety of operating Wolsong #1 unit and approved its extended operation until November 2022. However, on June 15, 2018, the board of directors of KHNP decided to retire Wolsong #1 unit earlier than planned due to comprehensive evaluation of the economic viability and regional sentiment of its continuing operation. On December 24, 2019, the NSSC approved the permanent shutdown of Wolsong #1 unit. The Board of Audit and Inspection of Korea carried out an investigation into whether the shutdown of Wolsong #1 unit was economically feasible and reported that the benefits of continued operations were set unreasonably low compared to the benefits of being immediately shut down, which may have led to the approval of the permanent shutdown of Wolsong #1 unit. According to the results for the investigation on October 20, 2020, KHNP established new guidelines for economic feasibility assessment in December 2021. On June 30, 2021, the Daejeon District Prosecutor’s Office indicted the CEO of KHNP for his role in approving the early retirement of Wolsong #1 unit, which was the subject of the aforementioned investigation by the Board of Audit Inspection of Korea. The CEO of KHNP is facing charges of breach of trust and obstruction of business and the case is currently being adjudicated at the Daejeon District Court.
In May 2019, a group of 729 Korean nationals brought a lawsuit against the NSSC to suspend the operation of Shin-Kori #4. In July 2019, we have applied to participate in the lawsuit as a stakeholder. In February 2021, the Seoul Administrative Court dismissed the plaintiffs’ claim. The plaintiffs subsequently appealed in March 2021 and the case is currently being adjudicated in the Seoul High Court. We cannot assure you that there will not be new challenges to prohibit the construction of new nuclear units in the future, whereby we may experience a loss of revenues and an increase in our overall fuel costs (as nuclear fuel is the cheapest compared to coal, LNG or oil) as a result of such prohibition, which could adversely affect our results of operation and financial condition.
Currently, KHNP is going through a trial at a district court against 3,910 people who have brought a retirement pension and severance payment claim. In connection with such lawsuit, KHNP has recognized Won 11.73 billion as a litigation provision.
Currently, KEPCO KDN is facing a contract dispute claim on appeal at the Seoul High Court. The parties are disputing the commencement of commercial operations in connection with the construction project of a waste oil refining power generation plant of Next energy Co., Ltd. In connection with such lawsuit, KEPCO KDN has recognized Won 18.45 billion as a provision to reflect the amount of probable outflow of resources.
On May 18, 2021, the Gwangju District Prosecutor’s Office indicted one KHNP employee for falsely reporting the results of the investigation on welding errors in the reactor head penetration pipe to the Nuclear Safety Committee. The case is currently going through trial in the Gwangju District Court.
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
As part of our efforts to prevent recurrence of similar cases, we have implemented the following measures:

•	Implementing web training program on integrity for all employees,

•	Strengthening integrity and anti-corruption evaluation systems for high-ranking officers and reflecting such results in performance evaluations,

•	Increasing the punishment and penalties for employee corruption, and

•	Declaring management unaffected by conflicts of interest through banning the pursuit of private interests in the course of job performance and creating a work environment that caters integrity.
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
Item 8.B. Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

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
Sales prices for the Registered Debt Securities are not regularly reported on any United States securities exchange or other United States securities quotation service.”
Share Capital
The principal trading market for our common stock is the Korea Exchange. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank, N.A. as depositary and are listed on the New York Stock Exchange under the symbol “KEP.” One ADS represents one-half
of one share of our common stock. As of December 31, 2021, 22,650,866 ADSs representing 1.8% shares of our common stock were outstanding.

Common Stock
Shares of our common stock are listed on the KRX KOSPI Market of the Korea Exchange. The table below shows the high and low closing prices on the KRX KOSPI Market of the Korea Exchange for our common stock since 2017.

	Closing Price
Period	High	Low
	(In Won)
2017
First Quarter	48,750	40,350
Second Quarter	46,700	40,800
Third Quarter	45,500	38,200
Fourth Quarter	41,100	37,350
2018
First Quarter	37,750	30,850
Second Quarter	37,750	32,000
Third Quarter	33,300	28,700
Fourth Quarter	34,350	23,850
2019
First Quarter	35,800	29,900
Second Quarter	30,350	24,700
Third Quarter	27,950	24,700
Fourth Quarter	29,250	25,100
October	26,300	25,100
November	28,150	25,250
December	29,250	27,450
2020
First Quarter	28,500	16,250
Second Quarter	23,850	19,000
Third Quarter	21,950	18,700
Fourth Quarter	28,300	19,950
October	21,750	19,950
November	22,550	20,300
December	28,300	21,500
December	29,250	27,450
2021
First Quarter	27,150	22,700
Second Quarter	27,150	23,350
Third Quarter	25,650	23,150
Fourth Quarter	23,750	20,750
October	23,450	22,250
November	23,750	20,750
December	22,500	20,950
2022
First Quarter	24,750	20,100
January	22.350	20.100
February	23,200	21,100
March	24,750	22,550
April (through April 8)	23,250	22,000

ADSs
The table below shows the high and low closing prices on the New York Stock Exchange for the outstanding ADSs since 2017. Each ADS represents one-half
of one share of our common stock.

	Closing Price per ADS
Period	High	Low
	(In US$)
2017
First Quarter	21.35	17.53
Second Quarter	20.80	17.82
Third Quarter	20.38	16.73
Fourth Quarter	18.22	16.60
2018
First Quarter	17.83	14.28
Second Quarter	17.43	14.34
Third Quarter	14.70	12.62
Fourth Quarter	14.96	10.52
2019
First Quarter	15.75	13.01
Second Quarter	13.20	10.42
Third Quarter	11.79	10.24
Fourth Quarter	12.22	10.52
2020
First Quarter	17.82	10.51
Second Quarter	15.65	10.15
Third Quarter	14.59	11.20
Fourth Quarter	16.25	11.47
October	12.62	11.47
2021
First Quarter	12.37	10.04
Second Quarter	12.18	10.39
Third Quarter	11.06	9.84
Fourth Quarter	10.04	8.77
October	10.01	8.77
November	10.04	8.78
December	9.65	8.77
2022
First Quarter	10.18	8.34
January	9.29	8.34
February	9.70	8.71
March	10.18	9.31
April (through April 8)	9.54	9.00
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
As of March 31, 2022, the aggregate market value of equity securities listed on the KOSPI of the Korea Exchange was approximately Won 2,164,962 billion. The average daily trading volume of equity securities for the first quarter of 2022 was approximately 601 million shares with an average transaction value of Won 11,109 billion.
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
Movements in KOSPI in the past five years are set out in the following table:

	Opening	High	Low	Closing
2017	2,026.16	2,557.97	2,026.16	2,467.49
2018	2,479.65	2,598.19	1,996.05	2,041.04
2019	2,010.00	2,248.63	1,909.71	2,197.67
2020	2,175.17	2,873.47	1,457.64	2,873.47
2021	2,944.45	3,305.21	2,839.01	2,977.65
2022 (through April 8)	2,988.77	2,989.24	2,614.49	2,700.39

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

Previous Day’s Closing Price (Won)	Rounded Down to (Won)
less than 5,000	~~W~~	5
5,000 to less than 10,000		10
10,000 to less than 50,000		50
50,000 to less than 100,000		100
100,000 to less than 500,000		500
500,000 or more		1,000
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
The number of companies listed on the KRX KOSPI Market of the Korea Exchange since 2016, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Number of Listed Companies	Total Market Capitalization on the Last Day for Each Period		Average Daily Trading Volume, Value
		(Millions of Won)	(Thousands of U.S. dollars) (1)	(Thousands of Shares)	(Millions of Won)	(Thousands of U.S. dollars) (1)
2017	774	1,605,820,912	1,504,422,814	340,457	5,325,760	4,989,470
2018	788	1,343,971,858	1,207,630,387	397,972	6,548,622	5,884,286
2019	799	1,475,909,366	1,277,290,667	470,723	4,989,807	4,318,309
2020	795	1,980,543,162	1,823,536,656	895,256	12,200,417	11,233,235
2021	818	2,203,366,546	1,853,749,408	1,039,479	15,424,224	12,976,800
2022 (through April 8)	821	2,119,201,356	1,729,819,081	656,227	11,067,694	9,034,114

Source
: The Korea Exchange
Note:

(1)	Converted at the market average exchange rate as announced by Seoul Money Brokerage Services, Ltd. in Seoul at the end of the periods indicated.
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
Share Capital
Currently, our authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting
preferred stock, par value Won 5,000 per share. Under our Articles of Incorporation, we are authorized to issue up to 150,000,000 non-voting
preferred shares. As of December 31, 2021, 641,964,077 common shares were issued and no non-voting
preferred shares have been issued. All of the issued and outstanding common shares are fully-paid and non-assessable
and are in registered form. Our shares are electronically registered with our account management institution in lieu of issuing share certificates.
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
Under the Korean Commercial Act, for the purpose of electing our standing member of the audit committee, a shareholder (together with certain related persons) holding more than 3% of the total shares having voting rights may not exercise voting rights with respect to shares in excess of such 3% limit and, according to the amendments to Articles of Incorporation and the Korean Commercial Act, the standing member of the audit committee should be appointed separately from other directors with the procedures and methods stipulated in Article
542-12
of the Korean Commercial Act.
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
Furthermore, Korean tax laws require the beneficial owner to submit an application for entitlement to a reduced tax rate together with evidence of tax residence (including a certificate of tax residence of the beneficial owner issued by a competent authority of the country of tax residence of the beneficial owner) to a withholding obligor paying Korean source income in order to benefit from the available reduced tax rate pursuant to the relevant tax treaty. Under Korean tax laws and subject to certain exceptions, an overseas investment vehicle (which is defined as an organization established in a foreign jurisdiction that manages funds collected through investment solicitation by acquiring, disposing or otherwise investing in proprietary targets and then distributes the proceeds thereof to investors) (the “Overseas Investment Vehicle”) must obtain an application for entitlement to a reduced tax rate from the beneficial owner and submit to the withholding obligor an overseas investment vehicle report (prepared by the Overseas Investment Vehicle) which includes a detailed statement on the beneficial owner.

Due to recent amendment to the Korean tax laws, which applies for fiscal years beginning on or after January 1, 2020, Overseas Investment Vehicles may be regarded as beneficial owners of Korean sourced income in certain situations. Pursuant to such amendment, Overseas Investment Vehicles may be treated as beneficial owners of Korean source income if one of the following conditions are met: (i) the Overseas Investment Vehicle is subject to taxation in the jurisdiction in which it resides and there is no intentional tax avoidance purpose to establishing the Overseas Investment Vehicle in the jurisdiction; (ii) the Overseas Investment Vehicle is deemed as the beneficial owner under a tax treaty; or (iii) the Overseas Investment Vehicle is unable to confirm its list of beneficial owners investing in the Overseas Investment Vehicle (if only a portion of the beneficial owners are confirmed, applies with respect to the remaining unconfirmed list of beneficial owners). Overseas Investment Vehicles that are not regarded as foreign “corporations” for purposes of the Korean tax law may be recognized as beneficial owners if one of the above conditions (ii) or (iii) are met. Starting from January 1, 2022, the above conditions (i) and (ii) are changed as follows: (i) under the applicable tax treaty, the Overseas Investment Vehicle bears tax liabilities in the country in which it is established and the Korean source income is eligible for the treaty benefits under the tax treaty; and (ii) where the Overseas Investment Vehicle does not meet the above condition (i), the Overseas Investment Vehicle is deemed to be the beneficial owner of the Korean source income under the applicable tax treaty and the Korean source income is eligible for the treaty benefits under the tax treaty. Further, Overseas Investment Vehicles that meet condition (iii) would be subject to the default statutory withholding tax rate under the Korean tax laws and the treaty withholding rates under relevant tax treaties would not apply even though the Overseas Investment Vehicles are deemed to be beneficial owners of Korean source income.
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

•
a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

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

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the Registered Debt Securities, common stock or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Registered Debt Securities, common stock or ADSs, you should consult your tax advisor.
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
The discussion below of the tax consequences of the ownership of common stock and ADSs is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.
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
Market Discount
If you purchased a Registered Debt Security other than a ZTF Debenture for an amount that is less than its stated redemption price at maturity, or, in the case of a ZTF Debenture, its adjusted issue price, the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a Registered Debt Security as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the Registered Debt Security at the time of the payment or disposition. In addition, you may be required to defer, until the maturity of the Registered Debt Security or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the Registered Debt Security. Any amount treated as ordinary income pursuant to the market discount rules generally should be treated as foreign source income (although the matter is not free from doubt).
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
Sale, Exchange and Retirement of Registered Debt Securities
Upon the sale, exchange, retirement or other disposition of a Registered Debt Security, you generally will recognize gain or loss equal to the difference between the amount you receive (not including an amount equal to any accrued qualified stated interest, which will be taxable as ordinary income to the extent not previously included in income) and your adjusted tax basis in the Registered Debt Security. Your adjusted tax basis in a Registered Debt Security other than a ZTF Debenture will generally be your cost of obtaining the Registered Debt Security, increased by any market discount included in income and reduced by payments of principal you receive and any bond premium that you have previously amortized. Your adjusted tax basis in a ZTF Debenture will, in general, be your cost therefor, increased by any market discount and OID previously included in income and reduced by any cash payments on the ZTF Debenture and any bond premium that you have previously amortized. Except as described above with respect to market discount, your gain or loss realized upon the sale, exchange, retirement or other disposition of a Registered Debt Security will be capital gain or loss and will generally be long-term capital gain or loss if, at the time of the sale, exchange, retirement or other disposition, you have held the Registered Debt Security for more than one year. Long-term capital gains of non-corporate
U.S. Persons (including individuals) are eligible for reduced rates of taxation. Your ability to deduct capital losses is subject to limitations.
Except as described above with respect to market discount, your gain or loss realized upon the sale, exchange, retirement or other disposition of a Registered Debt Security will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use a foreign tax credit for any Korean tax imposed on the disposition of Registered Debt Securities unless such credit can be applied (subject to applicable limitations)

against tax due on other income treated as derived from foreign sources. However, pursuant to recently issued U.S. Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021, any such Korean tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
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
Subject to applicable limitations (including a minimum holding period requirement), certain dividends received by non-corporate
U.S. Persons from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, if such treaty contains an exchange of information provision and the U.S. Treasury Department had determined that the treaty is satisfactory for purposes of the legislation. The U.S. Treasury Department has determined that the Treaty, which contains an exchange of information provision, is satisfactory for these purposes. In addition, we believe we are eligible for the benefits of the Treaty. In addition, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Although shares of our common stock will generally not be considered readily tradable for these purposes, U.S. Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

The amount of any dividend paid in Won will equal the U.S. dollar value of the Won received calculated by reference to the exchange rate in effect on the date the dividend is received by the holder, in the case of common stock, or by the depositary, in the case of ADSs, regardless of whether the Won are converted into U.S. dollars. If the Won received as a dividend are not converted into U.S. dollars on the date of receipt, a holder will have a basis in the Won equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Won will be treated as U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.
The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 16.5%. You will be required to properly demonstrate your entitlement to the reduced rate of withholding under the Treaty (see “—Korean Taxes—Shares or ADSs—Tax Treaties”). Subject to certain conditions and limitations, Korean withholding taxes (up to the Treaty rate) will be treated as foreign taxes eligible for deduction or credit against your U.S. federal income tax liability. Your election to deduct or credit foreign taxes will apply to all of your foreign taxes for a particular taxable year. For purposes of calculating the foreign tax credit, dividends paid on the common stock or ADSs will be treated as foreign source income and will generally constitute passive category income. Further, in certain circumstances, if you have held common stock or ADSs for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on common stock or ADSs. The rules governing the foreign tax credit are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the possible adverse impact on creditability to the extent you are entitled to a refund of any Korean tax withheld or a reduced rate of withholding.
To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-
free return of capital, causing a reduction in the adjusted basis of the common stock or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the common stock or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange of property. Consequently, such distributions in excess of our current and accumulated earnings and profits would not give rise to foreign source income and you generally would not be able to use a foreign tax credit for any Korean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).
Distributions of common stock or rights to subscribe for common stock that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. Consequently, such distributions will not give rise to foreign source income and you generally will not be able to use a foreign tax credit for any Korean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources.
Sale, Exchange or Other Disposition of ADSs or Common Stock
Upon the sale, exchange or other disposition of ADSs or common stock, you generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and your adjusted tax basis in the ADSs or common stock, both as determined in U.S. dollars. The capital gain or loss will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the ADSs or common stock have been held by you for more than one year. Under current law, long-term capital gains of non-corporate
U.S. Persons (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use a foreign tax credit for any Korean tax imposed on the disposition of ADSs or common stock unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, pursuant to recently issued U.S. Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021, any such Korean tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
You should note that any Korean securities transaction tax will not be treated as a creditable foreign tax for U.S. federal income tax purposes.
Passive Foreign Investment Company Rules
Based upon the past and projected composition of our income and assets and the valuation of our assets, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2021, and we do not expect to be a PFIC in 2022 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you. For example, if we become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. In addition, non-corporate
U.S. Persons will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets in each year. Specifically, we will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either: (i) 75% or more of our gross income in such year is passive income, or (ii) the average percentage of our assets by value in such year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. We cannot assure you that we will not be a PFIC for 2022 or any future taxable year.
Information Reporting and Backup Withholding
In general, information reporting requirements will apply to principal, interest, OID and premium payments on Registered Debt Securities and dividend payments in respect of the common stock or ADSs or the proceeds received on the sale, exchange, retirement or other disposition of the Registered Debt Securities, common stock or ADSs that are paid within the United States (and in certain cases, outside of the United States), unless you are an exempt recipient. A backup withholding tax may apply to such amounts if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report interest and dividends required to be shown on your U.S. federal income tax returns. The amount of any backup withholding from a payment to you will be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
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
ITEM 11.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our primary market risk exposures are to fluctuations in exchange rates, interest rates and fuel prices. We are exposed to foreign exchange risk related to foreign currency-denominated liabilities. As of December 31, 2021, 16.4% of our long-term debt (including the current portion but excluding original issue discounts and premium), without taking into consideration of swap transactions, was denominated in foreign currencies, principally U.S. dollar. However, a substantial portion of our revenues is denominated in Won. As a result, changes in exchange rates, particularly between the Won and the U.S. dollar, significantly affect us due to our significant amounts of foreign currency-denominated debt and the effect of such changes on the amount of funds required by us to make interest and principal payments on such debt. In order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have entered into currency swaps and other hedging arrangements with respect to our foreign currency denominated debt.
We are also exposed to foreign exchange risk related to our purchases of fuel since we obtain substantially all of our fuel materials (other than anthracite coal) directly or indirectly from sources outside Korea. Prices for such fuel materials are quoted based on prices stated in, and in many cases are paid for in, currencies other than Won. In 2021, fuel costs represented 32.4% of our sales.
We are exposed to interest rate risk due to significant amounts of debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings. We are also exposed to fluctuations in prices of fuel materials. In 2021, for electricity generation, uranium accounted for 39.5% of our fuel requirements, coal accounted for 43.1%, LNG accounted for 13.7%, oil accounted for 0.4%, and others accounted for 3.3%, measured in each case by the amount of electricity we generated. In 2020, for electricity generation, uranium accounted for 40.6% of our fuel requirements, coal accounted for 45.3%, LNG accounted for 10.6%, oil accounted for 0.4%, and others accounted for 3.1%, measured in each case by the amount of electricity we generated.
For additional discussions of our market risks, see Item 3.D. “Risk Factors” and Item 5.B. “Liquidity and Capital Resources—Liquidity.”

We have entered into various swap contracts to hedge exchange rate risks arising from foreign currency-denominated debts. Details of currency swap contracts outstanding as of December 31, 2021 are as follows:

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate		Contract Exchange Rate
Type				Pay	Receive	Pay	Receive

				(in millions of Won or thousands of foreign currencies except contract exchange rate information)
Trading	Standard Chartered	2014	2029	KRW 102,470	USD 100,000	3.14%	3.57%	1,024.70
	Societe Generale	2014	2024	KRW 105,017	USD 100,000	4.92%	5.13%	1,050.17
	Hana Bank	2015	2024	KRW 107,970	USD 100,000	4.75%	5.13%	1,079.70
	Credit Agricole	2015	2024	KRW 94,219	USD 86,920	4.85%	5.13%	1,083.97
	Woori Bank	2019	2027	KRW 21,708	USD 19,417	5.04%	6.75%	1,118.00
	Woori Bank	2019	2024	KRW 296,000	USD 250,000	1.21%	2.50%	1,184.00
	Korea Development Bank	2019	2024	KRW 177,600	USD 150,000	1.24%	2.50%	1,184.00
	Hana Bank	2019	2024	KRW 118,400	USD 100,000	1.24%	2.50%	1,184.00
	Woori Bank	2020	2025	KRW 241,320	USD 200,000	0.54%	1.13%	1,206.60
	Korea Development Bank	2020	2025	KRW 241,320	USD 200,000	0.54%	1.13%	1,206.60
	Kookmin Bank	2020	2025	KRW 120,660	USD 100,000	0.54%	1.13%	1,206.60
	Kookmin Bank	2020	2026	KRW 76,355	USD 70,445	5.83%	6.00%	1,083.90
	Woori Bank	2021	2026	KRW 118,170	USD 100,000	1.11%	1.13%	1,181.70
	Korea Development Bank	2021	2026	KRW 118,170	USD 100,000	1.11%	1.13%	1,181.70
	Hana Bank	2021	2026	KRW 118,170	USD 100,000	1.11%	1.13%	1,181.70
	Citibank	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	JP Morgan	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	Bank of America	2012	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	Shinhan Bank	2016	2022	KRW 112,930	USD 100,000	2.79%	3.00%	1,129.30
	HSBC	2012	2022	KRW 111,770	USD 100,000	2.89%	3.00%	1,117.70
	Hana Bank	2012	2022	KRW 111,770	USD 100,000	2.87%	3.00%	1,117.70
	Standard Chartered	2012	2022	KRW 111,770	USD 100,000	2.89%	3.00%	1,117.70
	Deutsche Bank	2012	2022	KRW 55,885	USD 50,000	2.79%	3.00%	1,117.70
	Nomura	2015	2025	KRW 111,190	USD 100,000	2.60%	3.25%	1,111.90
	Korea Development Bank	2015	2025	KRW 111,190	USD 100,000	2.62%	3.25%	1,111.90
	Woori Bank	2015	2025	KRW 55,595	USD 50,000	2.62%	3.25%	1,111.90
	Hana Bank	2015	2025	KRW 55,595	USD 50,000	2.62%	3.25%	1,111.90
	Woori Bank	2017	2027	KRW 111,610	USD 100,000	2.25%	3.13%	1,116.10
	Korea Development Bank	2017	2027	KRW 111,610	USD 100,000	2.31%	3.13%	1,116.10
	Hana Bank	2017	2027	KRW 111,610	USD 100,000	2.31%	3.13%	1,116.10
	Korea Development Bank	2018	2028	KRW 108,600	HKD 800,000	2.69%	3.35%	135.75
	Shinhan Bank	2018	2028	KRW 115,387	HKD 850,000	2.66%	3.35%	135.75
	Korea Development Bank	2018	2023	KRW 170,280	USD 150,000	2.15%	3.75%	1,135.20
	Woori Bank	2018	2023	KRW 170,280	USD 150,000	2.18%	3.75%	1,135.20
	Hana Bank	2018	2023	KRW 113,520	USD 100,000	2.17%	3.75%	1,135.20
	Shinhan Bank	2018	2023	KRW 227,040	USD 200,000	2.17%	3.75%	1,135.20
	Citibank	2019	2024	KRW 239,956	CHF 200,000	1.44%	0.00%	1,199.78
	Korea Development Bank	2019	2027	KRW 119,978	CHF 100,000	1.43%	0.05%	1,199.78
	Woori Bank	2021	2026	KRW 222,800	USD 200,000	0.93%	1.25%	1,114.00
	Shinhan Bank	2021	2026	KRW 111,400	USD 100,000	0.92%	1.25%	1,114.00
	Korea Development Bank	2021	2026	KRW 111,400	USD 100,000	0.93%	1.25%	1,114.00
	Nonghyup Bank	2021	2026	KRW 111,400	USD 100,000	0.93%	1.25%	1,114.00
	HSBC	2019	2024	USD 205,500	AUD 300,000	3M Libor + 0.78%	3M BBSW + 0.97%	USD 0.69
Cash flow hedge	Kookmin Bank	2020	2025	KRW 118,780	USD 100,000	1.29%	2.13%	1,187.80
	Shinhan Bank	2020	2025	KRW 118,780	USD 100,000	1.29%	2.13%	1,187.80
	Hana Bank	2020	2025	KRW 118,780	USD 100,000	1.29%	2.13%	1,187.80
	Korea Development Bank	2020	2026	KRW 118,910	USD 100,000	0.61%	1.00%	1,189.10
	Hana Bank	2020	2026	KRW 118,910	USD 100,000	0.61%	1.00%	1,189.10
	Woori Bank	2020	2026	KRW 118,910	USD 100,000	0.62%	1.00%	1,189.10
	Nomura	2017	2037	KRW 52,457	EUR 40,000	2.60%	1.70%	1,311.42

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate		Contract Exchange Rate
Type				Pay	Receive	Pay	Receive

				(in millions of Won or thousands of foreign currencies except contract exchange rate information)
	Nomura	2017	2037	KRW 59,423	SEK 450,000	2.62%	2.36%	132.05
	Korea Development Bank	2019	2022	KRW 112,650	USD 100,000	1.80%	3.38%	1,126.50
	Kookmin Bank	2019	2022	KRW 112,650	USD 100,000	1.80%	3.38%	1,126.50
	Woori Bank	2019	2022	KRW 112,650	USD 100,000	1.80%	3.38%	1,126.50
	Kookmin Bank	2021	2026	KRW 114,230	USD 100,000	1.27%	1.25%	1,142.30
	Korea Development Bank	2021	2026	KRW 114,230	USD 100,000	1.27%	1.25%	1,142.30
	Hana Bank	2021	2026	KRW 114,230	USD 100,000	1.27%	1.25%	1,142.30
	Korea Development Bank	2018	2023	KRW 320,880	USD 300,000	2.03%	3.75%	1,069.60
	BNP Paribas	2019	2024	KRW 111,841	CHF 100,000	1.78%	0.13%	1,118.41
	Kookmin Bank	2019	2024	KRW 111,841	CHF 100,000	1.78%	0.13%	1,118.41
	Korea Development Bank	2019	2022	KRW 117,340	USD 100,000	1.06%	2.38%	1,173.40
	Hana Bank	2019	2022	KRW 117,340	USD 100,000	1.06%	2.38%	1,173.40
	Kookmin Bank	2019	2022	KRW 117,340	USD 100,000	1.06%	2.38%	1,173.40
	Woori Bank	2021	2026	KRW 220,600	USD 200,000	0.47%	0.75%	1,103.00
	Shinhan Bank	2021	2026	KRW 220,600	USD 200,000	0.47%	0.75%	1,103.00
	Hana Bank	2021	2026	KRW 55,150	USD 50,000	0.48%	0.75%	1,103.00
	Hana Bank	2017	2022	KRW 226,600	USD 200,000	1.94%	2.63%	1,133.00
	Korea Development Bank	2017	2022	KRW 113,300	USD 100,000	1.94%	2.63%	1,133.00
	Nomura	2017	2022	KRW 113,300	USD 100,000	1.95%	2.63%	1,133.00
	Woori Bank	2017	2022	KRW 56,650	USD 50,000	1.95%	2.63%	1,133.00
	Kookmin Bank	2017	2022	KRW 56,650	USD 50,000	1.95%	2.63%	1,133.00
	Korea Development Bank	2018	2023	KRW 169,335	USD 150,000	2.26%	3.88%	1,128.90
	Woori Bank	2018	2023	KRW 169,335	USD 150,000	2.26%	3.88%	1,128.90
	Credit Agricole	2018	2023	KRW 112,890	USD 100,000	2.26%	3.88%	1,128.90
	Hana Bank	2018	2023	KRW 56,445	USD 50,000	2.26%	3.88%	1,128.90
	Kookmin Bank	2018	2023	KRW 56,445	USD 50,000	2.26%	3.88%	1,128.90
	Woori Bank	2020	2025	KRW 245,560	USD 200,000	0.93%	1.75%	1,227.80
	Hana Bank	2020	2025	KRW 245,560	USD 200,000	0.93%	1.75%	1,227.80
	Korea Development Bank	2020	2025	KRW 122,780	USD 100,000	0.93%	1.75%	1,227.80
Under these currency swap contracts, we recognized net valuation gain of Won 787 billion in 2021.

Details of interest rate contracts outstanding as of December 31, 2021 are as follows:

	Counterparty	Contract Year	Settlement Year	Contract amounts	Contract interest rate per annum
Type					Pay	Receive
				(in millions of Won or thousands of USD)
Trading	Hana Bank	2017	2022	KRW 100,000	2.01%	3M CD + 0.24%
	Hana Bank	2017	2022	KRW 100,000	2.06%	3M CD + 0.27%
	Nomura (1)	2018	2038	KRW 30,000	2.56%	3.75%
	Hana Bank	2018	2023	KRW 200,000	2.15%	3M CD + 0.19%
	Hana Bank	2018	2023	KRW 200,000	2.17%	3M CD + 0.19%
	Hana Bank	2018	2023	KRW 150,000	2.03%	3M CD + 0.21%
	Hana Bank	2019	2024	KRW 200,000	1.87%	3M CD + 0.13%
	Shinhan Bank	2021	2025	KRW 100,000	2.32%	3M CD + 0.43%
	Societe Generale	2017	2022	KRW 200,000	3M Libor + 3.44%	3.77%
	Nomura	2017	2032	KRW 52,457	3M Libor + 2.22%	2.60%
	Nomura	2017	2032	KRW 59,423	3M Libor + 2.24%	2.62%
	Nomura (2)	2021	2041	KRW 30,000	1.84%	2.60%
	Nomura (3)	2021	2041	KRW 50,000	1.87%	2.38%
Cash flow hedge	Export-Import Bank of Korea	2015	2031	USD 15,893	2.67%	6M USD Libor
	ING Bank	2015	2031	USD 7,861	2.67%	6M USD Libor
	BNP Paribas	2015	2031	USD 7,861	2.67%	6M USD Libor
	BNP Paribas	2009	2027	USD 60,316	4.16%	6M USD Libor
	KFW	2009	2027	USD 60,316	4.16%	6M USD Libor
	Export-Import Bank of Korea	2016	2036	USD 71,116	3.00%	6M USD Libor

Notes:

(1)
2.56% of the contract interest rate for paying is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter. Depending on exercise of counterparty’s right, it can be reimbursed before the due date on the same day of every year starting from June 15, 2023.

(2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.
(3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.
Under these interest rate swap contracts, we recognized net valuation gain of Won 18 billion in 2021.

We engage in transactions denominated in foreign currencies and consequently become exposed to fluctuations in exchange rates. The carrying amounts of our foreign currency-denominated monetary assets and monetary liabilities as of December 31, 2020 and 2021 were as follows:

	Assets		Liabilities
Type	2020	2021	2020	2021

	(In thousands of foreign currencies)
AED	39,678	6,481	31,594	31,637
AUD	133	3,733	707,538	926,960
BDT	93,442	50,145	—	577
BWP	890	939	—	—
EGP	—	—	948	595
CAD	247	582	1,840	2,266
CHF	—	—	500,406	500,230
CZK	—	—	2,033	386
EUR	310	1,809	121,069	42,981
GBP	—	—	43	—
HKD	—	—	1,651,839	1,651,665
IDR	342,496	768,731	555,241	995,510
INR	1,231,895	1,715,900	155,134	342,833
JOD	1,673	1,852	—	118
JPY	825,269	697,747	484,585	153,383
KZT	1,510	1,510	—	—
MGA	5,645,349	4,262,857	—	475,807
MMK	11,032	210,335	—	—
MYR	—	1,964	—	—
PHP	191,122	164,167	104,161	104,245
PKR	371,328	200,844	12,222	74,423
SAR	2,178	2,615	—	—
SEK	—	—	449,824	449,167
USD	1,445,522	1,381,441	12,234,563	12,023,085
UYU	78,265	90,930	1,585	3,097
VND	672,563	952,135	—	262,372
ZAR	303	31,971	—	—
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
If the Won depreciates against the U.S. dollar and all other foreign currencies held by us by 10%, and all other variables are held constant from their levels as of December 31, 2021, we estimate that our unrealized foreign exchange translation losses will increase by Won 1,439 billion in 2022. Such sensitivity analysis is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency as of December 31, 2020 and 2021, without taking into consideration of the hedge effect of swap transactions. To manage our foreign currency risk related to foreign currency-denominated receivables and payables, we have a policy of entering into currency forward agreements. In addition, to manage our foreign currency risk related to foreign currency-denominated expected sales transactions and purchase transactions, we enter into cross-currency swap agreements.
We are exposed to interest rate risk due to our borrowings with floating interest rates. If interest rates increase by 1% on all of our borrowings and debentures bearing variable interest, and all other variables are held constant as of December 31, 2021, we estimate that our profit before income taxes will decrease by Won 31 billion (not reflecting the fact that a portion of such interest may be capitalized under IFRS) in 2022. Such sensitivity analysis does not take into consideration of the hedge effect of interest rate swap transactions. To manage our interest rate risks, we, in addition to maintaining an appropriate mix of fixed and floating rate loans, have entered into certain interest rate swap agreements.
We are exposed to electricity rates risk due to the rate regulation by the Government, which considers the effect of electricity rate changes on the national economy. If the electricity rate rises by 1% and all other variables are held constant as of December 31, 2021, we estimate that our profit before income taxes will increase by Won 572 billion in 2022.
We are exposed to fuel price risks due to the heavy influence of fuel costs on our sales and cost of sales. If the fuel prices of anthracite and bituminous coal, oil, LNG and others used for generation by us and our generation subsidiaries rise by 1% and all other variables are held constant as of December 31, 2021, we estimate that our profit before income taxes will decrease by Won 190 billion in 2022.
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
Depositary Payments for the Fiscal Year 2021
The following table sets forth our expenses incurred in 2021, which were reimbursed by Citibank, N.A. in the aggregate:

	(In thousands of U.S. dollars) (1)
Reimbursement of legal fees	US$	148,993
Contributions towards our investor relations and other financing efforts (including investor conferences, non-deal roadshows and market information services)		224,295
Other		140,604

Total	US$	513,892

Note:

(1)	Converted at the market average exchange rate as announced by Seoul Money Brokerage Services, Ltd. in Seoul for the year ended December 31, 2021.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Control
Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Exchange Act) as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2021 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules
13a-15(f)
and
15d-15(f)
under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.
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

Following the overhaul in May 2013 by the Committee of Sponsoring Organization of the Treadway (“COSO”) of the COSO Framework relating to internal controls and adoption of the 2013 Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework (2013)”), we have, effective January 1, 2014, adopted the COSO Framework (2013) and incorporated it into our internal control system for us and our subsidiaries in order to comply with the Sarbanes Oxley Act and to standardize our internal control system. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 using criteria established by the COSO Framework (2013). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2021 based on the criteria established by the COSO Framework (2013).
Audit Report of the Independent Registered Public Accounting Firm
Ernst & Young Han Young has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2021, which is included elsewhere in this annual report.
Changes in Internal Controls
There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our adoption of the COSO Framework (2013) did not have, and is not reasonably likely to have, any material effect on our internal control over financial reporting.
On the other hand, in preparation for seamless transition to the new cost pass-through system, we have adopted an enhancement to our internal control over financial reporting effective as of January 1, 2021. Nevertheless, such enhancement did not have any effect on our consolidated financial statements included in this annual report or related internal controls to have any effect on our assessment of internal control over financial reporting as of December 31, 2021. We believe such enhancement would not have, and is not likely to have, any material effect on our internal control over financial reporting in 2022.
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
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that we have at least one “audit committee financial expert” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Our audit committee financial expert is Kim,
Jae-Shin.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees billed for each of the years ended December 31, 2020 and 2021 for professional services rendered by our principal accountant for such year, for various types of services and a brief description of the nature of such services. Ernst & Young Han Young, a Korean independent registered public accounting firm, was our principal accountant for the years ended December 31, 2020 and 2021 and we currently expect Ernst & Young Han Young to serve as our principal accountant for the year ended December 31, 2022.

	Aggregate Fees Billed During
Type of Services	2020		2021		Nature of Services
	(In millions of Won)
Audit Fees	~~W~~	7,774	~~W~~	8,002	Audit service including interim review service for KEPCO and its subsidiaries.
Audit-Related Fees		516		498	Comfort letter services.
Tax Fees		56		20	Tax return and consulting advisory service.
All Other Fees		—		—	All other services which do not meet the three categories above.

Total	~~W~~	8,346	~~W~~	8,520

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
The Act on the Management of Public Institutions sets out the rules for corporate governance for entities that are subject to this Act, including the appointment of their respective president and directors. Under this Act as it applies to us as a “market-oriented public enterprise”, (i) a senior non-standing
director as appointed by the minister of the Ministry of Economy and Finance becomes the chairperson of our board of directors following the review and resolution of the Committee for Management of Public Institutions; (ii) our president and our standing directors who concurrently serve as members of our audit committee are appointed by the President of the Republic upon the motion of the Ministry of Trade, Industry and Energy (in the case of our president) or of the Ministry of Economy and Finance (in the case of standing directors who concurrently serve as members of our audit committee), following the nomination by such enterprise’s director nomination committee, the review and resolution of the Committee for Management of Public Institutions pursuant to the Act on the Management of Public Institutions and an approval at the general meeting of our shareholders; (iii) our standing directors other than the president and those who also serve as audit committee members must be appointed by our president with the approval at the general meeting of our shareholders from a pool of candidates recommended by our director nomination committee; and (iv) our non-standing
directors must be appointed by the minister of the Ministry of Economy and Finance following the review and resolution of the Committee for Management of Public Institutions from a pool of candidates recommended by the director nomination committee, and must have ample knowledge and experience in business management.
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
non-standing
directors.
Executive Session
Under the NYSE listing rules,
non-management
directors of U.S. companies listed on the NYSE are required to meet on a regular basis without management present and independent directors must meet separately at least once per year. While no such requirement currently exists under applicable Korean law, listing standards or our Articles of Incorporation, executive sessions were held from time to time in 2018 and in 2021 in order to promote the exchange of diverse opinions by non-standing
directors.
Audit Committee
Under the NYSE listing rules, listed companies must have an audit committee that has a minimum of three members, and all audit committee members must satisfy the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule
10A-3
under the Exchange Act. Our audit committee members meet the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule
10A-3
under the Exchange Act. The audit committee must be directly responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accountants. Our audit committee performs the roles and responsibilities required of an audit committee under the Sarbanes-Oxley Act, including the supervision of the audit by the independent registered public accountants. Under the Korea Exchange listing rules and the Korean Commercial Act, a large listed company must also establish an audit committee of which at least two-thirds
of its members must be
non-standing
directors and whose chairperson must be a
non-standing
director. Under the Act on the Management of Public Institutions, the Korean Commercial Act, the amended Articles of Incorporation and the Korea Exchange listing rules, we are required to maintain an audit committee consisting of three members, of which not less than two members are required to be non-standing
directors. In addition, pursuant to certain amendments to the Act on the Management of Public Institutions that became effective as of January 1, 2021, in appointing the standing member of the audit committee, the director nomination committee shall recommend the person who is qualified in any of the followings: (i) a person who is qualified as a certified public accountant or an attorney and has a minimum of three years of experience in work related to such qualification, (ii) a person who has served as an assistant professor or at a higher position for at least three years in areas directly related to audit, investigation and judicial affairs, budget and accounting, investigation, planning and evaluation, etc. (hereinafter referred to as “audit related works”) at a school under subparagraphs 1 through 5 of Article 2 of the Higher Education Act), (iii) a person who has been in charge of audit-related works for at least three years at a public institution, stock-listed corporation or research institute under Article 9(15)3 of the Financial Investment Services and Capital Markets Act and has experience prescribed by Presidential Decree, (iv) person who has been in charge of audit-related works for at least three years at the state or a local government and has served as a public official at the level prescribed by Presidential Decree, or (v) person with other expertise in accordance with the affairs of the relevant institution and qualified as prescribed by Presidential Decree.
Our audit committee is in compliance with the foregoing requirements under the Act on the Management of Public Institutions, the Korean Commercial Act, the amended Articles of Incorporation and the Korea Exchange listing rules.
On April 2, 2021, we amended our Articles of Incorporation to incorporate an amendment to the Commercial Act implemented on December 29, 2020, which requires at least one director who will serve as a member of the audit committee to be appointed separately from other directors at the meeting of shareholders. Our amended Articles of Incorporation requires all three directors who will serve as a member of the audit committee to be appointed separately from other directors at the meeting of shareholders.
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

Corporate Governance Guidelines and Code of Business Conduct and Ethics
Under the NYSE listing rules, U.S. companies listed on the NYSE are required to establish corporate governance guidelines and to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. As a foreign private issuer, we are exempt from this requirement. Pursuant to the requirements of the Sarbanes-Oxley Act, we have adopted a code of ethics applicable to our President & Chief Executive Officer and all other directors and executive officers including the Chief Financial Officer and the Chief Accounting Officer, as well as all financial, accounting and other officers that are involved in the preparation and disclosure of our consolidated financial statements and internal control of financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We have also adopted an insider reporting system in compliance with Section 301 of the Sarbanes-Oxley Act. The code of ethics applicable to our executive officers and financial officers are available on
www.kepco.co.kr
.
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

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS
Reference is made to Item 19(a). “Exhibits” for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a)	Exhibits filed as part of this Annual Report
See Index of Exhibits beginning on page 172 of this annual report.

(b)	Financial Statements filed as part of this Annual Report
See Index to Financial Statements on page
F-1
of this annual report.

INDEX OF EXHIBITS

1.1	Articles of Incorporation, as amended on April 2, 2021 (in English)*

2.1	Form of Deposit Agreement**

8.1	List of Subsidiaries

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1	The Korea Electric Power Corporation Act, as amended on March 21, 2017 (in English)***

15.2	Enforcement Decree of the Korea Electric Power Corporation Act, as amended on January 5, 2021 (in English)*

15.3	The Act on the Management of Public Institutions, as amended on March 31, 2020 (in English)*

15.4	Enforcement Decree of the Act on the Management of Public Institutions, as amended on February 17, 2022 (in English)

101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, has been formatted in Inline XBRL

*	Incorporated by reference to the Registrant’s annual report on Form 20-F (No. 001-13372) previously filed on April 30, 2021.
**	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 333-196703.
***	Incorporated by reference to the Registrant’s annual report on Form 20-F (No. 001-13372) previously filed on April 30, 2019.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Cheong, Seung-Il
Name:	Cheong, Seung-Il
Title:	President and Chief Executive Officer
Date:	April 29, 2022

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm (Ernst & Young Han Young; PCAOB ID No. 1437) on Consolidated Financial Statements (as of December 31, 2020 and 2021 and for each of the three years in the period ended December 31, 2021)
F-2
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	F-4
Consolidated Statements of Financial Position as of December 31, 2020 and 2021	F-5
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2019, 2020 and 2021	F-7
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2019, 2020 and 2021	F-9
Consolidated Statements of Cash Flows for the Years Ended December 31, 2019, 2020 and 2021	F-12
Notes to the Consolidated Financial Statements	F-14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON CONSOLIDATED FINANCIAL STATEMENTS
To the Shareholders and Board of Directors of
Korea Electric Power Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Korea Electric Power Corporation and subsidiaries (the “Company”) as of December 31, 2020 and 2021, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 2
9
, 2022 expressed an unqualified opinion thereon.
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

Impairment of property, plant and equipment in electricity transmission and distribution business

Description of the Matter
As described in note 18 to the consolidated financial statements, the aggregate carrying value of the Company’s property, plant and equipment (“PP&E”) as of December 31, 2021 is KRW 173,119,781 million, and no impairment charge was recognized during the year ended December 31, 2021. Since the Company was operating at a loss during the year, the Company evaluated its cash-generating unit (“CGU”) in its electricity transmission and distribution business for recoverability by comparing the carrying amount of the CGU with its value-in-use
(“VIU”) amount measured using the discounted cash flow model and concluded that the CGU was fully recoverable as of December 31, 2021.

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
April 2
9
, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING
To the Shareholders and Board of Directors of Korea Electric Power Corporation
Opinion on Internal Control Over Financial Reporting
We have audited Korea Electric Power Corporation and subsidiaries (the “Company”)’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2021, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively, the “consolidated financial statements”), and our report dated April 2
9
, 2022 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young Han Young
Seoul, the Republic of Korea
April 2
9
, 2022

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Financial Position
As of December 31, 2020 and 2021

	Note		2020	2021
			In millions of won
Assets
Current assets
Cash and cash equivalents	5,6,7,45	￦	2,029,584	2,635,238
Current financial assets, net	5,6,9,11,12,13,45,47		2,800,220	1,868,796
Trade and other receivables, net	5,8,20,24,45,46,47		7,918,470	8,122,415
Inventories, net	14		6,742,909	7,608,182
Income tax receivables	41		49,675	41,344
Current non-financial assets	15		1,020,158	1,758,991
Assets held-for-sale	16,42		925	15,879

Total current assets			20,561,941	22,050,845

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,45,47		2,472,821	2,909,810
Non-current trade and other receivables, net	5,8,20,45,46,47		1,861,569	1,906,861
Property, plant and equipment, net	18,24,27,49		168,709,387	173,119,781
Investment properties, net	19,27		225,195	212,784
Goodwill	16,51		98,166	105,647
Intangible assets other than goodwill, net	21,27,46		1,055,730	1,044,077
Investments in associates	4,17		4,250,787	5,232,373
Investments in joint ventures	4,17		1,919,746	2,239,011
Defined benefit assets, net	25		7,231	20,871
Deferred tax assets	41		1,733,146	1,901,992
Non-current non-financial assets	15		246,392	364,818

Total non-current assets			182,580,170	189,058,025

Total Assets	4	￦	203,142,111	211,108,870

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Financial Position, Continued
As of December 31, 2020 and 2021

	Note		2020	2021
			In millions of won
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,45,47	￦	6,256,521	8,153,426
Current financial liabilities, net	5,12,23,45,47		10,724,689	14,037,125
Income tax payables	41		476,898	229,460
Current non-financial liabilities	20,28,29		5,971,450	6,466,333
Current provisions	26,45		2,451,664	2,845,876

Total current liabilities			25,881,222	31,732,220

Non-current liabilities
Non-current trade and other payables, net	5,22,24,45,47		6,480,412	5,996,498
Non-current financial liabilities, net	5,12,23,45,47		59,365,011	66,570,419
Non-current non-financial liabilities	28,29		9,661,941	10,216,364
Employee benefits liabilities, net	25,45		1,910,860	1,679,158
Deferred tax liabilities	41		9,100,247	7,100,938
Non-current provisions	26,45		20,075,572	22,501,424

Total non-current liabilities			106,594,043	114,064,801

Total Liabilities	4	￦	132,475,265	145,797,021

Equity
Contributed capital	1,30,45
Share capital		￦	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			32,179,066	33,282,817
Unappropriated retained earnings			17,349,625	10,359,255

			51,133,601	45,246,982

Other components of equity	34
Other capital surplus			1,224,105	1,231,109
Accumulated other comprehensive loss			(409,577)	(57,632)
Other equity			13,294,973	13,294,973

			14,109,501	14,468,450

Equity attributable to owners of the controlling company			69,296,680	63,769,010
Non-controlling interests	16,33		1,370,166	1,542,839

Total Equity		￦	70,666,846	65,311,849

Total Liabilities and Equity		￦	203,142,111	211,108,870

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2019, 2020 and 2021

	Note		2019	2020	2021
			In millions of won, except per share information
Sales	4,35,45,47
Sales of goods		￦	56,894,876	56,684,312	58,702,209
Sales of construction services	20		1,264,916	812,175	754,998
Sales of services			408,290	429,350	456,400

			58,568,082	57,925,837	59,913,607

Cost of sales	14,25,43,47
Cost of sales of goods			(55,750,468)	(50,353,315)	(62,079,313)
Cost of sales of construction services			(998,766)	(1,009,430)	(898,963)
Cost of sales of services			(1,030,601)	(441,851)	(580,902)

			(57,779,835)	(51,804,596)	(63,559,178)

Gross profit (loss)			788,247	6,121,241	(3,645,571)
Selling and administrative expenses	25,36,43,47		(2,669,576)	(2,678,443)	(2,875,784)
Other income	28,37		997,973	1,036,448	1,034,133
Other expenses	37		(241,913)	(417,720)	(257,932)
Other gains (losses), net	38		(582,258)	35,094	8,519

Operating profit (loss)	4		(1,707,527)	4,096,620	(5,736,635)
Finance income	5,12,39		1,009,706	1,510,249	1,402,614
Finance expenses	5,12,40		(2,782,156)	(2,896,443)	(3,245,777)
Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Share in profit of associates and joint ventures			257,673	398,972	775,588
Gain on disposal of investments in associates and joint ventures			70,094	10,165	1,844
Share in loss of associates and joint ventures			(90,853)	(119,848)	(218,532)
Loss on disposal of investments in associates and joint ventures			(2)	(16)	(64,119)
Impairment loss on investments in associates and joint ventures			(22,517)	(1,556)	—
Loss on disposal of investments in subsidiaries			(256)	(6,610)	(197)

			214,139	281,107	494,584

Profit (loss) before income tax			(3,265,838)	2,991,533	(7,085,214)
Income tax benefit (expense)	41		1,002,303	(899,064)	1,855,989

Profit (loss) for the year		￦	(2,263,535)	2,092,469	(5,229,225)
(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss), Continued
For the years ended December 31, 2019, 2020 and 2021

	Note		2019	2020	2021
			In millions of won, except per share information
Other comprehensive income (loss), net of tax	5,12,25,31,34
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability	25,31	￦	42,315	(69,804)	210,409
Share in other comprehensive income (loss) of associates and joint ventures	31		(6,789)	3,181	3,609
Net change in fair value of financial assets at fair value through other comprehensive income	34		(11,732)	(8,532)	59,024
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,34		19,242	64,561	(15,778)
Foreign currency translation of foreign operations	34		72,816	(76,442)	41,189
Share in other comprehensive income (loss) of associates and joint ventures	34		19,344	(132,805)	301,161

Other comprehensive income (loss) for the year			135,196	(219,841)	599,614

Total comprehensive income (loss) for the year		￦	(2,128,339)	1,872,628	(4,629,611)

Profit (loss) attributable to:
Owners of the controlling company	44	￦	(2,345,517)	1,991,347	(5,315,055)
Non-controlling interests			81,982	101,122	85,830

		￦	(2,263,535)	2,092,469	(5,229,225)

Total comprehensive income (loss) attributable to:
Owners of the controlling company		￦	(2,239,147)	1,802,824	(4,754,046)
Non-controlling interests			110,808	69,804	124,435

		￦	(2,128,339)	1,872,628	(4,629,611)

Earnings (loss) per share (in won)	44
Basic and diluted earnings (loss) per share		￦	(3,654)	3,102	(8,279)
See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
For the years ended December 31, 2019, 2020 and 2021

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

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Changes in Equity, Continued
For the years ended December 31, 2019, 2020 and 2021

		Equity attributable to owners of the controlling company				Non- controlling interests
		Contributed capital	Retained earnings	Other components of equity	Subtotal		Total equity
		In millions of won
Balance at January 1, 2020	￦	4,053,578	49,202,133	14,240,607	67,496,318	1,393,331	68,889,649
Total comprehensive income (loss) for the year
Profit for the year		—	1,991,347	—	1,991,347	101,122	2,092,469
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(62,857)	—	(62,857)	(6,947)	(69,804)
Share in other comprehensive income of associates and joint ventures, net of tax		—	3,181	—	3,181	—	3,181
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	(8,533)	(8,533)	1	(8,532)
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	58,523	58,523	6,038	64,561
Foreign currency translation of foreign operations, net of tax		—	—	(46,032)	(46,032)	(30,410)	(76,442)
Share in other comprehensive loss of associates and joint ventures, net of tax		—	—	(132,805)	(132,805)	—	(132,805)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(81,011)	(81,011)
Issuance of shares of capital by subsidiaries and others		—	—	(148)	(148)	(5,297)	(5,445)
Transactions between consolidated entities		—	(203)	(2,111)	(2,314)	1,040	(1,274)
Changes in consolidation scope		—	—	—	—	5,684	5,684
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)

Balance at December 31, 2020	￦	4,053,578	51,133,601	14,109,501	69,296,680	1,370,166	70,666,846

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Changes in Equity, Continued
For the years ended December 31, 2019, 2020 and 2021

		Equity attributable to owners of the controlling company				Non- controlling interests	Total equity
		Contributed capital	Retained earnings	Other components of equity	Subtotal
		In millions of won
Balance at January 1, 2021	￦	4,053,578	51,133,601	14,109,501	69,296,680	1,370,166	70,666,846
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	(5,315,055)	—	(5,315,055)	85,830	(5,229,225)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	201,067	—	201,067	9,342	210,409
Share in other comprehensive income of associates and joint ventures, net of tax		—	3,609	—	3,609	—	3,609
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	59,022	59,022	2	59,024
Items that are or may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(19,610)	(19,610)	3,832	(15,778)
Foreign currency translation of foreign operations, net of tax		—	—	15,760	15,760	25,429	41,189
Share in other comprehensive loss of associates and joint ventures, net of tax		—	—	301,161	301,161	—	301,161
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(780,628)	—	(780,628)	(31,516)	(812,144)
Issuance of shares of capital by subsidiaries and others		—	—	(491)	(491)	75,702	75,211
Transactions between consolidated entities		—	—	7,452	7,452	(42,199)	(34,747)
Changes in consolidation scope		—	—	43	43	59,636	59,679
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)
Others		—	4,388	(4,388)	—	—	—

Balance at December 31, 2021	￦	4,053,578	45,246,982	14,468,450	63,769,010	1,542,839	65,311,849

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2019, 2020 and 2021

		2019	2020	2021
		In millions of won
Cash flows from operating activities
Profit (loss) for the year	￦	(2,263,535)	2,092,469	(5,229,225)

Adjustments to reconcile profit (loss) for the year to net cash provided by operating activities:
Income tax expense (benefit)		(1,002,303)	899,064	(1,855,989)
Depreciation		10,971,825	11,377,553	11,772,111
Amortization		156,915	170,466	166,161
Employee benefit expense		725,120	492,288	511,942
Bad debt expense		16,629	50,686	67,242
Interest expense		2,046,811	1,995,425	1,914,457
Loss on disposal of financial assets		2,106	648	1,045
Loss on disposal of property, plant and equipment		72,508	162,725	92,622
Loss on abandonment of property, plant and equipment		364,233	255,346	207,934
Loss on impairment of property, plant and equipment		50,034	80,413	4,056
Loss on impairment of intangible assets		513,609	3,599	—
Loss on disposal of intangible assets		827	392	145
Increase in provisions		2,301,215	1,832,765	2,466,452
Loss (gain) on foreign currency translation, net		370,309	(782,167)	997,119
Gain on valuation of financial assets at fair value through profit or loss		(5,575)	(12,904)	(14,338)
Loss on valuation of financial assets at fair value through profit or loss		4,513	7,396	5,480
Valuation and transaction loss (gain) on derivative instruments, net		(403,765)	390,322	(907,076)
Share in profit of associates and joint ventures, net		(166,820)	(279,124)	(557,056)
Gain on disposal of financial assets		(3,866)	(11,992)	(7,718)
Reversal of impairment loss on intangible assets		—	—	(14)
Gain on disposal of property, plant and equipment		(43,784)	(93,195)	(56,284)
Gain on disposal of intangible assets		(206)	(1,556)	(1)
Gain on disposal of investments in associates and joint ventures		(70,094)	(10,165)	(1,844)
Loss on disposal of investments in associates and joint ventures		2	16	64,119
Impairment loss on investments in associates and joint ventures		22,517	1,556	—
Loss on disposal of investments in subsidiaries		256	6,610	197
Interest income		(268,118)	(242,586)	(221,874)
Dividend income		(13,838)	(7,316)	(10,522)
Others, net		128,237	30,411	(169,856)

		15,769,297	16,316,676	14,468,510

Changes in working capital:
Trade receivables		95,345	(107,639)	(216,734)
Non-trade receivables		64,027	459,524	869,870
Accrued income		83,589	(258,963)	(17,918)
Other receivables		(116,583)	(32,536)	24,306
Other current assets		(271,986)	(462,125)	(569,732)
Inventories		(980,216)	(723,495)	(1,738,000)
Other non-current assets		(611,066)	(140,017)	(3,462)
Trade payables		(546,159)	(262,985)	2,144,561
Non-trade payables		192,506	(363,260)	(571,051)
Accrued expenses		(454,501)	(222,113)	(456,992)
Other current liabilities		373,403	388,163	379,378
Other non-current liabilities		650,468	755,005	458,007
Investments in associates and joint ventures (dividends received)		215,612	237,695	288,242
Provisions		(1,473,461)	(1,499,436)	(2,426,017)
Payments of employee benefit obligations		(65,242)	(74,848)	(159,477)
Plan assets		(348,386)	(582,275)	(317,707)

	￦	(3,192,650)	(2,889,305)	(2,312,726)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2019, 2020 and 2021

		2019	2020	2021
		In millions of won
Cash generated from operating activities	￦	10,313,112	15,519,840	6,926,559
Dividends received (financial assets at fair value through other comprehensive income)		24,255	7,316	10,522
Interest paid		(2,027,850)	(2,081,663)	(1,928,160)
Interest received		186,122	215,183	201,022
Income taxes paid		(282,211)	(452,203)	(736,757)

Net cash provided by operating activities		8,213,428	13,208,473	4,473,186

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		—	5,444	4,472
Acquisition of investments in associates and joint ventures		(107,821)	(342,116)	(673,017)
Proceeds from disposals of property, plant and equipment		522,742	331,777	277,998
Acquisition of property, plant and equipment		(14,000,359)	(13,281,294)	(12,668,534)
Proceeds from disposals of intangible assets		7,702	10,871	59
Acquisition of intangible assets		(229,426)	(120,371)	(113,100)
Proceeds from disposals of financial assets		2,783,474	8,020,406	7,023,674
Acquisition of financial assets		(2,165,342)	(9,203,450)	(5,893,404)
Increase in loans		(335,773)	(336,744)	(223,950)
Collection of loans		292,745	215,292	218,704
Increase in deposits		(280,637)	(276,255)	(222,924)
Decrease in deposits		275,314	280,941	166,066
Proceeds from disposals of assets held-for-sale		30,662	32,578	1,148
Receipt of government grants		21,705	41,209	37,920
Cash outflow from merger		(154,311)	—	—
Net cash outflow from changes in consolidation scope		(2,917)	(24,624)	(63,492)
Other cash outflow from investing activities, net		(157,116)	(185,475)	(225,948)

Net cash used in investing activities		(13,499,358)	(14,831,811)	(12,354,328)

Cash flows from financing activities
Proceeds from short-term borrowings, net		188,957	345,338	1,621,440
Proceeds from long-term borrowings and debt securities		13,221,407	10,170,107	17,392,311
Repayment of long-term borrowings and debt securities		(7,068,290)	(7,976,658)	(9,360,357)
Payment of lease liabilities		(573,437)	(613,977)	(572,036)
Settlement of derivative instruments, net		102,146	42,263	98,068
Change in non-controlling interests		17,365	11,554	90,096
Dividends paid (hybrid bond)		(13,385)	(13,385)	(13,385)
Dividends paid		(99,356)	(81,298)	(812,159)
Other cash outflow from financing activities, net		—	(3,120)	(8,901)

Net cash provided by financing activities		5,775,407	1,880,824	8,435,077

Net increase in cash and cash equivalents before effect of exchange rate fluctuations		489,477	257,486	553,935
Effect of exchange rate fluctuations on cash held		(37,693)	(38,031)	51,719

Net increase in cash and cash equivalents		451,784	219,455	605,654
Cash and cash equivalents at January 1		1,358,345	1,810,129	2,029,584

Cash and cash equivalents at December 31	￦	1,810,129	2,029,584	2,635,238

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
December 31, 2020 and 2021

1.	Reporting Entity (Description of the controlling company)
Korea Electric Power Corporation (“KEPCO”) was incorporated on December 31, 1981 in accordance with the
Korea Electric Power Corporation
Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO also provides power plant construction services. KEPCO’s stock was first listed on the Korea Stock Exchange on August 10, 1989 and subsequently on the New York Stock Exchange on October 27, 1994 through its depository receipts. KEPCO’s headquarters is located in Naju-si, Jeollanam-do.
As of December 31, 2021, KEPCO’s share capital amounts to
~~W~~
3,209,820 million and KEPCO’s shareholders are as
follows:

	Number of shares	Percentage of ownership
The Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank (KDB)	211,235,264	32.90%
Foreign investors	91,105,897	14.19%
Other	222,781,122	34.71%

	641,964,077	100.00%

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation
The consolidated financial statements of KEPCO and its subsidiaries (the “Company”) were approved by the Board of Directors of KEPCO on February 24, 2022 and authorized on April 22, 2022 for the purpose of Form
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
These consolidated financial statements are presented in Korean won (presented as “won” or “KRW”), which is also the functional currency of KEPCO and most of the significant operating subsidiaries.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue
Electricity delivered but neither metered nor billed is estimated at the reporting date based on the volume of electricity delivered which can vary significantly as a result of customer usage patterns, customer mix, meter reading schedules, weather, and etc. Unbilled revenue recognized as of December 31, 2020 and 2021 are ￦1,691,294 million and ￦1,725,444 million, respectively.

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

(vii)	Early shutdown of the Wolsong Unit 1 nuclear power plant and changes in new nuclear power plants construction
The
30-year
design life of the Wolsong Unit 1 nuclear power plant of the Company expired on November 20, 2012. On February 27, 2015, however, approval from the Nuclear Safety and Security Commission (NSSC) was received to continue its operation until November 20, 2022.
According to the Eighth Basic Plan for Electricity Supply and Demand announced by the Ministry of Trade, Industry and Energy in 2017, the Wolsong Unit 1 nuclear power plant was expected to go through a comprehensive evaluation for the feasibility of continuous operation including economic efficiency and acceptability of household and community in 2018 in order to decide whether to shut down early. On June 15, 2018, the board of directors of Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”), a subsidiary of KEPCO, decided to shut down the Wolsong Unit 1 on the grounds that its deficit was increasing and its economic efficiency was low due to the nonoptimal utilization rate. On December 24, 2019, the NSSC approved permanent shutdown of the Wolsong Unit 1.
In addition, the Company has also decided to discontinue the construction of the Cheonji Unit 1 and 2 and Daejin Unit 1 and 2 pursuant to the Korean government’s energy transformation policy. Accordingly, the Company recognized impairment loss and other expenses during the year ended December 31, 2018.
Among the new nuclear power plants under construction, the Shin-Hanwool Unit 3 and 4, for which approval for power generation business was previously obtained, are not included in the list of construction suspension as determined by the board of directors of KHNP. However, it is highly likely that the construction of the Shin-Hanwool Unit 3 and 4 will be suspended according to the government’s policy. Accordingly, the Company recognized impairment loss during the year ended December 31, 2018, as the Company believed that there was a significant change in its operating environment.
In relation to the Korean government’s nuclear phase-out plan pursuant to its energy transformation policy, the Korean government has established a legal basis and relevant procedures to make up for the Company’s losses relating to the decommissioning of the nuclear power plants to be achieved in stages.
As of December 31, 2021, there is no indication that the above-mentioned impairment has ceased to exist or reduced.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

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
Changes in accounting standards effective from January 1, 2021 are as follows. The Company believes that these amendments have no significant impact on the Company’s consolidated financial statements. The Company has not applied the new and revised standards in issue but not yet effective for the periods starting from January 1, 2021, even though the early adoption of these standards is possible.
Amendments to IFRS 9 ’Financial Instruments’, IAS 39 ‘Financial Instruments: Recognition and Measurement’, IFRS 7 ‘Financial Instruments: Disclosures’, IFRS 4 ‘Insurance Contracts’ and IFRS 16 ‘
Leases’
—Interest Rate Benchmark Reform Phase II.
The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

•
A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest

•	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued

•	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

3.	Significant Accounting Policies
The accounting policies applied by the Company in these consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2020, except for the changes described in Note 2.(5).

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

3.	Significant Accounting Policies, Continued

(2)	Business combinations, continued

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
December 31, 2020 and 2021

3.	Significant Accounting Policies, Continued

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
December 31, 2020 and 2021

3.	Significant Accounting Policies, Continued

(4)	Joint arrangements
A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e., joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e., joint ventures) have rights to the net assets of the arrangement.
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
December 31, 2020 and 2021

3.	Significant Accounting Policies, Continued

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

(iv)	Adoption of the cost pass-through tariff system
The Company amended the basic supply terms and conditions with the approval of the Ministry of Trade, Industry and Energy (MOTIE) on December 17, 2020. The cost pass-through tariff system has been applied to the electricity rate after January 1, 2021 in accordance with the amendment. The Company expects the adoption of the new system would not affect the existing accounting policies including ‘revenue from contracts with customers’.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

3.	Significant Accounting Policies, Continued

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
December 31, 2020 and 2021

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
On the partial disposal of a subsidiary that includes a foreign operation, the entity shall re-attribute
the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling
interests in that foreign operation. In any other partial disposal of a foreign operation the entity shall reclassify to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.
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
December 31, 2020 and 2021

3.	Significant Accounting Policies, Continued

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

(i)
If the Company received grants related to assets, government grants whose primary condition is that the Company purchases, constructs or otherwise acquires long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense.

(ii)
If the Company received grants related to expenses, government grants which are intended to compensate the Company for expenses incurred are recognized as other income (government grants) in profit or loss over the periods in which the Company recognizes the related costs as expenses.

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
December 31, 2020 and 2021

3.	Significant Accounting Policies, Continued

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

3.	Significant Accounting Policies, Continued

(14)	Income taxes, continued

(iii)	Current and deferred tax for the year
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
December 31, 2020 and 2021

3.	Significant Accounting Policies, Continued

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
December 31, 2020 and 2021

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
December 31, 2020 and 2021

3.	Significant Accounting Policies, Continued

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

3.	Significant Accounting Policies, Continued

(21)	Provisions, continued

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
December 31, 2020 and 2021

3.	Significant Accounting Policies, Continued

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

Cash flow characteristics
Business model	Solely payments of principal and interest (SPPI)	Other than SPPI
To collect contractual cash flows	Amortized cost	FVTPL (*2)
Both collecting contractual cash flows and selling financial assets	FVOCI (*1)
To sell financial assets	FVTPL

(*1)	To eliminate or reduce an accounting mismatch, the Company may elect to recognize the amount of change in fair value in profit or loss.

(*2)	On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in OCI.
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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

3.	Significant Accounting Policies, Continued

(22)	Financial instruments, continued

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
December 31, 2020 and 2021

3.	Significant Accounting Policies, Continued

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
December 31, 2020 and 2021

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

(25)	Assets held-for-sale
The Company classifies
non-current
assets or disposal groups as held for sale if their carrying amounts will be recovered principally through a sale or distribution rather than through continuing use. The criteria for assets-held-for-sale
classification is regarded as met only when the disposal is highly probable, and the asset or disposal group is available for immediate distribution in its present condition. Management must be committed to the distribution expected within one year from the date of the classification.
Such
non-current
assets and disposal groups classified as held for sale or as held for distribution are measured at the lower of their carrying amount and fair value less costs to sell or to distribute.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2019, 2020 and 2021, respectively, are as follows:

		2019
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit related to associates, joint ventures and subsidiaries	Employee benefit expense	Loss on abandonment of property, plant and equipment	Increase in provisions, net		Operating profit (loss)
		In millions of won
Transmission and distribution	￦	58,328,372	1,336,725	56,991,647	3,814,428	73,478	777,120	140,757	298,144	350,865	987,828		(2,568,529)
Electric power generation (Nuclear)		8,937,026	8,908,803	28,223	3,227,695	37,277	511,864	(5,497)	132,283	—	672,134		782,511
Electric power generation (Non-nuclear)		24,254,957	23,472,153	782,804	3,955,333	35,626	655,466	77,641	163,626	13,364	766,407		551,287
Plant maintenance & engineering service		2,627,539	2,254,841	372,698	125,546	14,214	2,861	1,237	124,745	—	124,242		312,341
Others		1,049,324	656,614	392,710	127,364	141,262	134,248	—	18,409	4	2,408		(489,585)
Consolidation adjustments		(36,629,136)	(36,629,136)	—	(121,626)	(33,739)	(34,748)	—	(12,087)	—	(251,804)		(295,552)

	￦	58,568,082	—	58,568,082	11,128,740	268,118	2,046,811	214,138	725,120	364,233	2,301,215		(1,707,527)

Finance income													1,009,706

Finance expense													(2,782,156)

Gain related to associates, joint ventures and subsidiaries													214,139

Loss before income tax												￦	(3,265,838)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2019, 2020 and 2021, respectively, are as follows, continued:

		2020
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates, joint ventures and subsidiaries	Employee benefit expense	Loss on abandonment of property, plant and equipment	Increase in provisions, net		Operating profit (loss)
		In millions of won
Transmission and distribution	￦	57,345,933	1,224,602	56,121,331	3,836,355	48,220	737,973	169,176	190,302	236,727	731,194		3,045,912
Electric power generation (Nuclear)		9,938,941	9,817,147	121,794	3,564,120	25,581	503,485	(4,905)	86,672	—	691,052		1,168,833
Electric power generation (Non-nuclear)		20,329,611	19,552,376	777,235	4,034,024	20,843	622,346	115,096	112,775	17,679	346,195		(172,884)
Plant maintenance & engineering service		2,703,472	2,283,333	420,139	119,056	11,789	1,250	1,740	101,255	—	230,264		197,553
Others		1,582,001	1,096,663	485,338	122,092	167,005	162,843	—	50,889	940	3,711		148,393
Consolidation adjustments		(33,974,121)	(33,974,121)	—	(127,628)	(30,852)	(32,472)	—	(49,605)	—	(169,651)		(291,187)

	￦	57,925,837	—	57,925,837	11,548,019	242,586	1,995,425	281,107	492,288	255,346	1,832,765		4,096,620

Finance income													1,510,249

Finance expense													(2,896,443)

Gain related to associates, joint ventures and subsidiaries													281,107

Loss before income tax												￦	2,991,533

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2019, 2020 and 2021, respectively, are as follows, continued:

		2021
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates, joint ventures and subsidiaries	Employee benefit expense	Loss on abandonment of property, plant and equipment	Increase in provisions, net		Operating profit (loss)
		In millions of won
Transmission and distribution	￦	58,999,388	1,672,776	57,326,612	3,990,464	36,831	678,986	391,116	193,412	202,262	1,194,643		(7,244,319)
Electric power generation (Nuclear)		9,324,391	9,207,516	116,875	3,611,594	22,209	477,512	(18,146)	86,730	—	680,358		762,164
Electric power generation (Non-nuclear)		25,837,982	24,518,167	1,319,815	4,178,520	22,226	624,391	109,765	121,020	5,672	285,152		364,572
Plant maintenance & engineering service		2,805,785	2,370,900	434,885	121,493	9,515	933	11,849	94,269	—	213,500		245,360
Others		2,010,843	1,295,423	715,420	158,952	158,680	162,345	—	52,698	—	2,981		200,363
Consolidation adjustments		(39,064,782)	(39,064,782)	—	(122,751)	(27,587)	(29,710)	—	(36,187)	—	89,818		(64,775)

	￦	59,913,607	—	59,913,607	11,938,272	221,874	1,914,457	494,584	511,942	207,934	2,466,452		(5,736,635)

Finance income													1,402,614

Finance expense													(3,245,777)

Gain related to associates, joint ventures and subsidiaries													494,584

Profit before income tax												￦	(7,085,214)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the years ended December 31, 2020 and 2021 are as follows:

		2020
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
		In millions of won
Transmission and distribution	￦	113,115,667	4,204,090	6,535,380	59,772,046
Electric power generation (Nuclear)		61,850,865	116,867	2,419,939	35,652,467
Electric power generation (Non-nuclear)		54,531,155	1,807,409	3,758,795	33,292,680
Plant maintenance & engineering service		3,492,571	42,167	141,226	1,061,949
Others		8,923,046	—	577,056	4,039,220

Segment totals		241,913,304	6,170,533	13,432,396	133,818,362

Consolidation adjustments:
Elimination of inter-segment amounts		(39,762,888)	—	(30,731)	(6,749,728)
Equity method adjustment		1,372,001	—	—	—
Deferred taxes		47,664	—	—	5,417,629
Others		(427,970)	—	—	(10,998)

		(38,771,193)	—	(30,731)	(1,343,097)

Consolidated totals	￦	203,142,111	6,170,533	13,401,665	132,475,265

		2021
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
		In millions of won
Transmission and distribution	￦	115,578,517	4,700,863	6,754,298	68,531,927
Electric power generation (Nuclear)		64,628,651	141,885	1,959,479	38,361,337
Electric power generation (Non-nuclear)		57,304,296	2,575,019	3,331,813	35,803,289
Plant maintenance & engineering service		3,672,366	53,617	110,330	1,086,926
Others		10,861,823	—	637,715	4,961,880

Segment totals		252,045,653	7,471,384	12,793,635	148,745,359

Consolidation adjustments:
Elimination of inter-segment amounts		(41,701,400)	—	(12,001)	(8,101,011)
Equity method adjustment		1,866,554	—	—	—
Deferred taxes		1,881	—	—	5,248,627
Others		(1,103,818)	—	—	(95,954)

		(40,936,783)	—	(12,001)	(2,948,338)

Consolidated totals	￦	211,108,870	7,471,384	12,781,634	145,797,021

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

4.	Segment, Geographic and Other Information, Continued

(4)	Geographic information
Electricity sales, the main operations of the Company, are conducted in the Republic of Korea. The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

		Revenue from external customers			Non-current assets (*2)
Geographical unit		2019	2020	2021	2019	2020	2021
		In millions of won
Domestic	￦	56,942,128	56,774,578	58,672,484	169,366,365	173,673,478	178,745,707
Overseas (*1)		1,625,954	1,151,259	1,241,123	2,743,755	2,831,925	3,572,784

	￦	58,568,082	57,925,837	59,913,607	172,110,120	176,505,403	182,318,491

(*1)
Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	The amounts exclude financial assets and deferred tax assets.

(5)	Information on significant customers
There is no single customer which accounts for 10% or more of the Company’s revenue for the years ended December 31, 2019, 2020 and 2021.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of December 31, 2020 and 2021 are as follows:

		2020
		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	￦	—	—	2,029,584	—	2,029,584
Current financial assets
Current financial assets at fair value through profit or loss		1,196,101	—	—	—	1,196,101
Current financial assets at amortized costs		—	—	13,149	—	13,149
Current derivative assets		18,332	—	—	11,193	29,525
Other financial assets		—	—	1,561,445	—	1,561,445
Trade and other receivables		—	—	7,918,470	—	7,918,470

		1,214,433	—	11,522,648	11,193	12,748,274

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		685,281	—	—	—	685,281
Non-current financial assets at fair value through other comprehensive income		—	358,559	—	—	358,559
Non-current financial assets at amortized costs		—	—	1,273	—	1,273
Non-current derivative assets		92,432	—	—	44,456	136,888
Other financial assets		—	—	1,290,820	—	1,290,820
Trade and other receivables		—	—	1,861,569	—	1,861,569

		777,713	358,559	3,153,662	44,456	4,334,390

	￦	1,992,146	358,559	14,676,310	55,649	17,082,664

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of December 31, 2020 and 2021 are as follows, continued:

		2021
		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	￦	—	—	2,635,238	—	2,635,238
Current financial assets
Current financial assets at fair value through profit or loss		360,833	—	—	—	360,833
Current financial assets at amortized costs		—	—	15,422	—	15,422
Current derivative assets		93,374	—	—	33,564	126,938
Other financial assets		—	—	1,365,603	—	1,365,603
Trade and other receivables		—	—	8,122,415	—	8,122,415

		454,207	—	12,138,678	33,564	12,626,449

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		672,031	—	—	—	672,031
Non-current financial assets at fair value through other comprehensive income		—	435,107	—	—	435,107
Non-current financial assets at amortized costs		—	—	9,851	—	9,851
Non-current derivative assets		349,653	—	—	171,192	520,845
Other financial assets		—	—	1,271,976	—	1,271,976
Trade and other receivables		—	—	1,906,861	—	1,906,861

		1,021,684	435,107	3,188,688	171,192	4,816,671

	￦	1,475,891	435,107	15,327,366	204,756	17,443,120

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of December 31, 2020 and 2021 are as follows:

		2020
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	￦	—	2,113,181	—	2,113,181
Debt securities		—	8,561,624	—	8,561,624
Derivative liabilities		13,053	—	36,831	49,884
Trade and other payables		—	6,256,521	—	6,256,521

		13,053	16,931,326	36,831	16,981,210

Non-current liabilities
Borrowings		—	3,003,999	—	3,003,999
Debt securities		—	56,045,777	—	56,045,777
Derivative liabilities		144,873	—	170,362	315,235
Trade and other payables		—	6,480,412	—	6,480,412

		144,873	65,530,188	170,362	65,845,423

	￦	157,926	82,461,514	207,193	82,826,633

		2021
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	￦	—	4,382,218	—	4,382,218
Debt securities		—	9,647,616	—	9,647,616
Derivative liabilities		6,838	—	453	7,291
Trade and other payables		—	8,153,426	—	8,153,426

		6,838	22,183,260	453	22,190,551

Non-current liabilities
Borrowings		—	2,265,624	—	2,265,624
Debt securities		—	64,234,055	—	64,234,055
Derivative liabilities		49,418	—	21,322	70,740
Trade and other payables		—	5,996,498	—	5,996,498

		49,418	72,496,177	21,322	72,566,917

	￦	56,256	94,679,437	21,775	94,757,468

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for the years ended December 31, 2019, 2020 and 2021 are as follows:

			2019	2020	2021
			In millions of won
Cash and cash equivalents	Interest income	￦	42,861	9,419	12,692
	Gain (loss) on foreign currency transactions and translations		(3,332)	(15,911)	34,923
Financial assets at fair value through profit or loss	Interest income		29,411	19,114	18,415
	Dividends income		6,984	4,734	2,949
	Gain (loss) on valuation of derivatives		151,604	(52,447)	450,896
	Gain (loss) on transaction of derivatives		63,329	36,563	54,352
	Gain (loss) on valuation of financial assets		1,062	5,508	8,858
	Gain (loss) on disposal of financial assets		1,760	11,344	4,221
Financial assets at fair value through other comprehensive income	Dividends income		6,854	2,582	7,573
Financial assets at amortized cost	Interest income		539	612	797
	Gain (loss) on foreign currency transactions and translations		(690)	(1,733)	(3,647)
Loans	Interest income		63,448	26,232	25,196
	Gain (loss) on foreign currency transactions and translations		(631)	(527)	729
Trade and other receivables	Interest income		69,941	151,035	144,543
	Gain (loss) on disposal of financial assets		—	—	2,452
	Gain (loss) on foreign currency transactions and translations		(31,500)	23,458	14,207
Short-term financial instruments	Interest income		49,070	25,540	7,531
	Gain (loss) on foreign currency transactions and translations		39,845	(38,088)	32,218
Long-term financial instruments	Interest income		12,794	10,406	12,470
	Gain (loss) on foreign currency transactions and translations		—	—	27
Other financial assets	Interest income		54	228	230
Derivatives (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		123,730	(77,733)	211,180
	Gain (loss) on valuation of derivatives (equity, before tax)		38,305	9,925	(11,734)
	Gain (loss) on transaction of derivatives		65,651	36,053	31,351
Financial liabilities at fair value through profit or loss	Gain (loss) on valuation of derivatives		27,686	(104,607)	2,751
	Gain (loss) on transaction of derivatives		(493)	(49,788)	(15,358)
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		1,394,328	1,365,801	1,316,269
	Gain (loss) on repayment of financial liabilities		—	(35)	(10)
	Interest expense of trade and other payables		94,019	88,757	213,765
	Interest expense of others		558,464	540,867	384,423
	Other finance income		—	—	1,284
	Other finance expenses		—	—	2,504
	Gain (loss) on foreign currency transactions and translations		(409,867)	772,045	(1,162,835)
Derivatives (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		14,330	(220,928)	158,167
	Gain (loss) on valuation of derivatives (equity, before tax)		(2,578)	101,295	(28,726)
	Gain (loss) on transaction of derivatives		(42,072)	42,565	13,737

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

6.	Restricted Deposits
Restricted deposits as of December 31, 2020 and 2021 are as follows:

			2020	2021
			In millions of won
Cash and cash equivalents	Escrow accounts	￦	544	—
	Deposits for government project and others		5,066	22,286
	Collateral provided for borrowings		117,747	264,813
	Collateral provided for lawsuit		42	42
	Deposits for transmission regional support program		5,469	5,921
	Deposits for other business purposes		—	3,050
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		109,000	114,000
	Collateral provided for borrowings		—	11,745
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		577,481	531,720
Long-term financial instruments	Escrow accounts		76	70
	Guarantee deposits for banking accounts at oversea branches		306	333
	Collateral provided for borrowings		11,745	—
	Decommissioning costs of nuclear power plants		258,282	324,609
	Funds for developing small and medium enterprises (*)		210,000	10,000

		￦	1,295,758	1,288,589

(*)
As of December 31, 2020, it consisted of the deposits for small and medium enterprises at the Industrial Bank of Korea (IBK) and others for construction of Bitgaram Energy Valley and support for high potential businesses amounting to ￦200,000 million and the deposits were returned during the year ended December 31, 2021.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

7.	Cash and Cash Equivalents
Cash and cash equivalents as of December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Cash	￦	871	19,623
Other demand deposits		1,291,058	1,825,751
Short-term deposits classified as cash equivalents		432,263	407,921
Short-term investments classified as cash equivalents		305,392	381,943

	￦	2,029,584	2,635,238

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

8.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2020 and 2021 are as follows:

		2020
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	￦	7,370,923	(208,184)	—	7,162,739
Other receivables		799,598	(42,332)	(1,535)	755,731

		8,170,521	(250,516)	(1,535)	7,918,470

Non-current assets
Trade receivables		227,261	(806)	—	226,455
Other receivables		1,728,486	(90,047)	(3,325)	1,635,114

		1,955,747	(90,853)	(3,325)	1,861,569

	￦	10,126,268	(341,369)	(4,860)	9,780,039

		2021
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	￦	7,743,735	(203,838)	—	7,539,897
Other receivables		602,113	(18,555)	(1,040)	582,518

		8,345,848	(222,393)	(1,040)	8,122,415

Non-current assets
Trade receivables		185,512	(1,501)	—	184,011
Other receivables		1,792,895	(64,155)	(5,890)	1,722,850

		1,978,407	(65,656)	(5,890)	1,906,861

	￦	10,324,255	(288,049)	(6,930)	10,029,276

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of December 31, 2020 and 2021 are as follows:

		2020
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	￦	441,031	(37,062)	—	403,969
Accrued income		38,956	—	—	38,956
Deposits		239,011	—	(1,535)	237,476
Finance lease receivables(*1)		57,084	(365)	—	56,719
Others		23,516	(4,905)	—	18,611

		799,598	(42,332)	(1,535)	755,731

Non-current assets
Non-trade receivables		215,136	(80,451)	—	134,685
Accrued income		834	—	—	834
Deposits		364,855	—	(3,325)	361,530
Finance lease receivables(*2)		1,065,982	(625)	—	1,065,357
Others		81,679	(8,971)	—	72,708

		1,728,486	(90,047)	(3,325)	1,635,114

	￦	2,528,084	(132,379)	(4,860)	2,390,845

(*1)  Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ￦105,127 million.

(*2)  Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ￦1,087,559 million.

		2021
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	￦	232,172	(17,084)	(9)	215,079
Accrued income		57,300	—	—	57,300
Deposits		212,666	—	(1,031)	211,635
Finance lease receivables(*1)		60,613	(178)	—	60,435
Others		39,362	(1,293)	—	38,069

		602,113	(18,555)	(1,040)	582,518

Non-current assets
Non-trade receivables		123,537	(56,407)	(281)	66,849
Accrued income		1,828	—	—	1,828
Deposits		441,393	—	(5,609)	435,784
Finance lease receivables(*2)		1,140,080	(590)	—	1,139,490
Others		86,057	(7,158)	—	78,899

		1,792,895	(64,155)	(5,890)	1,722,850

	￦	2,395,008	(82,710)	(6,930)	2,305,368

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ￦111,915 million.

(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ￦1,082,712 million.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Trade receivables: (not overdue)	￦	7,274,773	7,603,472

Trade receivables: (impairment reviewed)		323,411	325,775

Less than 60 days		3,505	11,577
60 ~ 90 days		28,729	27,201
90 ~ 120 days		10,687	28,230
120 days ~ 1 year		34,036	51,945
Over 1 year		246,454	206,822

		7,598,184	7,929,247
Less: allowance for doubtful accounts		(208,990)	(205,339)

	￦	7,389,194	7,723,908

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

(5)	Aging analysis of other receivables as of December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Other receivables: (not overdue)	￦	2,363,967	2,251,474

Other receivables: (impairment reviewed)		164,117	143,534

Less than 60 days		46,399	87
60 ~ 90 days		31,183	4,881
90 ~ 120 days		1,873	1,248
120 days ~ 1 year		11,803	11,438
Over 1 year		72,859	125,880

		2,528,084	2,395,008
Less: allowance for doubtful accounts		(132,379)	(82,710)
Less: present value discount		(4,860)	(6,930)

	￦	2,390,845	2,305,368

At the end of each reporting period, the Company assesses whether the credit to other receivables is impaired. The Company recognizes loss allowances for other receivables individually when there is any objective evidence that other receivables are impaired and significant, and classifies the other receivables that are not individually assessed as the other receivables subject to be assessed on a collective basis. Also, the Company recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

8.	Trade and Other Receivables, Continued

(6)	Changes in the allowance for doubtful accounts for the years ended December 31, 2019, 2020 and 2021 are as follows:

		2019		2020		2021
		Trade receivables	Other receivables	Trade receivables	Other receivables	Trade receivables	Other receivables
		In millions of won
Beginning balance	￦	215,868	104,726	212,759	114,155	208,990	132,379
Bad debt expense		29,221	19,206	24,021	27,329	19,039	18,411
Write-off		(10,106)	(1,146)	(20,332)	(1,910)	(21,809)	(58,762)
Reversal		(41,940)	—	(3,373)	(2,464)	(1,071)	(79)
Others		19,716	(8,631)	(4,085)	(4,731)	190	(9,239)

Ending balance	￦	212,759	114,155	208,990	132,379	205,339	82,710

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

9.	Financial Assets at Fair Value through Profit or Loss

(1)	Financial assets at fair value through profit or loss as of December 31, 2020 and 2021 are as follows:

		2020		2021
		Current	Non-current	Current	Non-current
		In millions of won
Financial assets at fair value through profit or loss
Beneficiary Certificate	￦	1,313	155,122	629	206,160
Cooperative		—	5,692	—	5,797
Other (*)		1,194,788	312,401	360,204	202,003

		1,196,101	473,215	360,833	413,960

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	212,066	—	258,071

	￦	1,196,101	685,281	360,833	672,031

(*)	‘Other’ includes MMT, etc.
(2)	Details of income (loss) from financial assets at fair value through profit or loss for the years ended December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Beneficiary Certificate	￦	6,127	13,632
Cooperative		645	110
Debt with embedded derivatives		3,598	854
Other		30,329	19,848

	￦	40,699	34,444

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for the years ended December 31, 2020 and 2021 are as follows:

		2020
		Beginning balance	Acquisition	Disposal	Valuation	Others	Ending balance
		In millions of won
Listed	￦	201,201	—	(4)	(7,809)	1,281	194,669
Unlisted		177,969	2,900	(1)	(23,128)	6,150	163,890

		379,170	2,900	(5)	(30,937)	7,431	358,559

Current financial assets at fair value through other comprehensive income	￦	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		379,170	2,900	(5)	(30,937)	7,431	358,559

		2021
		Beginning balance	Acquisition	Disposal	Valuation	Others	Ending balance
		In millions of won
Equity securities
Listed	￦	194,669	1,500	(8,208)	81,112	4,753	273,826
Unlisted		163,890	8,929	(13)	(12,335)	319	160,790

		358,559	10,429	(8,221)	68,777	5,072	434,616

Debt securities
Corporate bond		—	500	—	—	(9)	491

		358,559	10,929	(8,221)	68,777	5,063	435,107

Current financial assets at fair value through other comprehensive income	￦	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		358,559	10,929	(8,221)	68,777	5,063	435,107

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2020 and 2021 are as follows:

	2020
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Listed
Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	91,356	91,356
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	107	107
SM Korea Line Corp.	180	0.00%		1	1	1
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
Elcomtec Co., Ltd.	32,875	0.04%		217	49	49
P an Ocean Co., Ltd.	1,492	0.00%		14	7	7
Dongbu Corp.	955	0.02%		12	13	13
KSP Co., Ltd.	22,539	0.08%		53	34	34
STX Heavy Industries Co., Ltd.	7,419	0.12%		107	29	29
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	53,127	53,127
Energy Fuels Inc.	1,711,814	1.31%		16,819	7,888	7,888
Bunji Corporation Limited	99,763	0.07%		18,445	—	—
Denison Mines Corp.	58,284,000	9.76%		84,134	41,776	41,776
Fission 3.0	75,000	0.05%		—	6	6
Fission Uranium Corp.	800,000	0.16%		785	266	266
SangSangin Industry Co., Ltd.(formerly, DMC Co., Ltd.)	5,831	0.02%		38	4	4
Vitzosys Co., Ltd.	399	0.00%		2	2	2
EMnI Co., Ltd.	1,257	0.00%		25	2	2

				359,327	194,669	194,669

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%	￦	5,000	954	954
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97
Sambo Auto . Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.	117	0.07%		15	15	15
KC Development Co., Ltd.	839	0.02%		6	6	6
Imhwa Corp.	329	0.11%		5	5	5
Dalim Special Vehicle Co., Ltd.	58	0.08%		10	10	10
ASA Jeonju Co., Ltd.	34,846	1.34%		697	69	69
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	3	0.08%		5	5	5
HJ Steel Co., Ltd.	218	0.07%		2	2	2
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Co., Ltd.	434	0.01%		9	9	9
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
AJS Co., Ltd.	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Youngjin Hi-Tech Co., Ltd.	2,512	0.25%		126	21	21
Buyoung Co., Ltd.	270	0.00%		3	3	3
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Dongyang Telecom Co., Ltd.	1,760	0.01%		11	1	1
Jongwon Remicon Co., Ltd.	31	0.18%		13	13	13
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	27

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2020 and 2021 are as follows, continued:

	2020
	Shares	Ownership	Acquisition cost	Book value	Fair value
			In millions of won
Seungri Enterprise Co., Ltd.	93	0.05%	3	3	3
Shin-E P&C Co., Ltd.	1,569	0.64%	111	3	3
Ejung Ad Co., Ltd.	132	0.09%	3	3	3
Solvus Co., Ltd.	1,056	0.04%	3	3	3
Myung Co., Ltd.	89	0.05%	2	2	2
Shinil Engineering Co., Ltd.	887	0.06%	3	3	3
Biwang Industry Co., Ltd	406	0.04%	2	2	2
Young Sung Co., Ltd.	89	0.40%	26	26	26
Yuil Industrial Electronics Co., Ltd.	804	0.32%	15	15	15
Woojin Industry Corporation	3	0.00%	16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%	7	7	7
Futech Mold Co., Ltd.	274	0.27%	14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%	13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%	22	22	22
Kolmar Pharma Co., Ltd.	1,426	0.01%	52	3	3
Morado Co., Ltd.	209	0.04%	2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%	2	2	2
Kwang Sung Co., Ltd.	610	0.53%	31	31	31
Seen Business and Technology co., Ltd.	29,424	0.73%	148	7	7
Woobang Construction Co., Ltd.	8	0.00%	8	8	8
Shin Pyung Co., Ltd.	6	0.03%	3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%	27	2	2
Najin Steel Co., Ltd.	37	0.06%	5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%	5	5	5
Elephant & Friends Co., Ltd.	563	0.61%	3	3	3
Mireco Co., Ltd.	109	0.25%	11	11	11
L&K Industry Co., Ltd.	1,615	0.60%	24	24	24
JO Tech Co., Ltd.	1,263	0.62%	25	25	25
Kendae Printing Co., Ltd.	422	0.60%	21	21	21
Dauning Co., Ltd.	231	0.41%	6	6	6
Korea Trecision Co., Ltd.	22	0.45%	5	5	5
Ace Track Co., Ltd.	3,130	1.08%	219	59	59
Dung Hwan Co., Ltd.	556	0.02%	6	6	6
Hurim Biocell Co., Ltd.	1,021	0.00%	5	5	5
Smart Power Co., Ltd.	133,333	4.14%	200	200	200
Sunjin Power Tech Co., Ltd.	4,941	0.92%	247	32	32
Beer Yeast Korea Inc.	1,388	0.43%	7	7	7
B CON Co., Ltd.	96	1.16%	6	6	6
Ace Integration Co., Ltd	105	0.09%	24	24	24
AceInti Agricultural Co., Ltd.	16	0.02%	5	5	5
KyungDong Co., Ltd.	130	0.01%	1	1	1
ChunWon Development Co., Ltd.	193	0.19%	39	39	39
SungLim Industrial Co., Ltd.	29	0.03%	1	1	1
Korea Minerals Co., Ltd.	191	0.05%	134	1	1
HyoDong Development Co., Ltd.	128	0.16%	25	25	25
Haspe Tech Co., Ltd.	652	0.55%	20	20	20
JoHyun Co., Ltd.	350	1.56%	18	18	18
KC Co., Ltd.	5,107	0.17%	26	26	26
SeongJi Industrial Co.,Ltd.	41	0.05%	1	1	1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2020 and 2021 are as follows, continued:

	2020
	Shares	Ownership	Acquisition cost	Book value	Fair value
			In millions of won
Dong Yang Metal Co., Ltd.	2,951	1.97%	161	147	147
Seyang Precision Ind.Co., Ltd.	829	0.23%	41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%	1	1	1
ShinShin Co., Ltd	339	1.12%	17	17	17
Sung Kwang Co., Ltd.	23	0.37%	6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%	35	35	35
Force TEC Co., Ltd.	3,501	0.02%	18	18	18
Samsung Tech Co., Ltd.	486	1.28%	97	36	36
Tae Hyung Co., Ltd.	28	0.43%	20	20	20
Younil Metal Co., Ltd.	41	0.21%	21	21	21
Hankook Precision Ind Co., Ltd.	110	0.06%	3	3	3
CJ Paradise Co.,Ltd	24	0.02%	12	12	12
Han Young Technology Company Co.,Ltd.	35	0.00%	—	—	—
STX Offshore & Shipbuilding Co., Ltd.	8,622	0.25%	1,078	1,078	1,078
Ptotronics Co., Ltd.	843	0.42%	84	6	6
NFT Co., Ltd.	136	0.40%	8	8	8
Hyundaitech Co.,Ltd.	1,363	0.87%	27	27	27
Dasan Material Co., Ltd.	29	0.04%	22	22	22
Fish World Co.,Ltd.	47	0.21%	2	2	2
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%	6	6	6
Samdo Industry Electric Co.,Ltd.	48	0.02%	1	1	1
Taejung Industries Co.,Ltd.	9,268	0.30%	5	5	5
Shinsei Trading Co., Ltd.	64	0.72%	6	6	6
Dynamic Co., Ltd.	111	0.19%	3	3	3
Green Alchemy Co.,Ltd.	38,202	1.48%	191	17	17
Youone TBM Engineering & Construction Co., Ltd.	615	0.27%	31	31	31
KM Leatech Co., Ltd.	1,648	0.98%	8	8	8
Semist Co.,Ltd.	555	0.80%	3	3	3
Sewon Bus Co.,Ltd	12	0.00%	—	—	—
Enertec Co., Ltd.	7,937	0.19%	44	44	44
Sangji Co., Ltd.	20	0.26%	4	4	4
Bellie Doughnuts Co., Ltd.	169	0.19%	10	10	10
Airtech Information communication Co., Ltd	2,379	0.60%	12	12	12
Shin kwang Industrial Co., Ltd.	884	0.35%	55	55	55
Kiscom Co., Ltd.	1,493	0.04%	1	1	1
Wonil laser Co., Ltd	157	0.37%	16	16	16
Pyung Hwa Industrial Co.,Ltd.	3,388	3.00%	85	85	85
PT. Kedap Saayq	671	10.00%	18,540	—	—
Set Holding (*2)	1,100,220	2.50%	229,255	143,765	143,765
PT. Cirebon Energi Prasarana	22,420	10.00%	2,612	2,440	2,440
Choheung packing Co.,Ltd.	61	0.13%	12	12	12
Jaewoo Co., Ltd.	359	0.24%	11	11	11
Wooyang HC Co., Ltd	1,375	0.01%	159	159	159
Sungsan Parts Co., Ltd.	629	0.80%	63	63	63
TheYeonriji Co., Ltd.	116	0.10%	6	6	6
Flusys Co., Ltd.	9	0.08%	2	2	2
DongSeo Electronics Co., Ltd.	347	0.07%	17	17	17
Daewoo Display Co., Ltd.	177	0.03%	5	5	5
Yeong-gwang Remicon Co., Ltd.	15	0.12%	2	2	2
NTS Co., Ltd.	143	0.22%	36	36	36

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2020 and 2021 are as follows, continued:

	2020
	Shares	Ownership	Acquisition cost	Book value	Fair value
			In millions of won

AID C o ., Ltd.	1,212	0.57%	36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%	—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%	100	100	100
Kyung Pyo Industry Co., Ltd.	186	0.76%	19	19	19
Daedong Industry Co., Ltd.	617	0.55%	46	46	46
Doosung Heavy Industries Co., Ltd.	53	0.06%	5	5	5
Samjoo Hightech Co., Ltd.	522	0.08%	3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%	51	51	51
SG Corp.	213	0.54%	21	21	21
Shinseung Chemical Industy Co., Ltd.	5	0.01%	60	60	60
KJ Alloy Co., Ltd.	368	0.20%	7	7	7
SM Hi-tech Co., Ltd.	22	0.39%	22	22	22
Keum Mun Industry Co., Ltd.	1,320	0.97%	330	56	56
Puruen Environment Co., Ltd.	967	1.34%	19	19	19
Miretech Co., Ltd.	9,111	0.27%	18	18	18
SIE Co., Ltd.	12	0.02%	1	1	1
Sejin Hightech Co., Ltd.	17,980	0.16%	18	18	18
Eun Sung Enterprise Co., Ltd.	1,131	0.72%	17	17	17
Dongdo Basalt Industry Co., Ltd.	182	1.50%	73	73	73
Shinyoung Textiles Co., Ltd.	523	1.01%	52	23	23
Ilwoo Steel Co., Ltd.	41	0.28%	17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%	81	81	81
Wongwang Door Corp.	575	1.00%	29	29	29
Seobu Highway Solar Co., Ltd.	19,460	2.86%	195	195	195
Dongbu Highway Solar Co., Ltd.	19,020	4.99%	190	190	190
Mansu Co.,Ltd.	344	0.25%	15	15	15
Eanskorea Co., Ltd.	39	0.05%	2	2	2
Youngdongseafood Co., Ltd.	165	0.33%	8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%	—	—	—
Sehwa Diecasting Co., Ltd.	299	1.66%	44	44	44
Sungchang Tech Co., Ltd.	159	0.31%	10	10	10
Yuchang Industry Co., Ltd.	90	0.11%	5	5	5
Jeongpum Co., Ltd.	322	0.35%	16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%	55	55	55
Amanex Co., Ltd.	10	0.02%	9	9	9
Dae-A Leisure Co., Ltd.	23	0.00%	4	4	4
Caffe Bene Co.,Ltd.	1,908	0.03%	2	2	2
Daechang HRSG Co.,Ltd.	618	0.12%	62	62	62
Shinjin International Corp.	4	0.01%	1	1	1
Daewoon Shell Tech Co., Ltd.	666	2.81%	33	33	33
Jinhung Packaging Co.,Ltd	4,329	3.02%	22	22	22
Donglim Eng Co., Ltd.	26	0.11%	3	3	3
SIP Co., Ltd.	274	0.55%	7	7	7
Clizen Co., Ltd.	615	0.34%	31	31	31
Daedong Millennium Co., Ltd.	159	0.42%	32	32	32
Daeji Product Co., Ltd.	15	0.05%	1	—	—
Cheong Hae Myeong Ga Co.,Ltd.	1,867	0.11%	5	5	5
Jaein Circuit Co., Ltd.	498	1.12%	65	65	65
SSET Co., Ltd.	181	0.30%	18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%	48	48	48
Dawon Yuhwa Co., Ltd.	506	1.94%	25	25	25
Ogokbaekkwa Co., Ltd.	101	0.12%	1	1	1
Shinwoo Toptech Co., Ltd.	834	0.51%	83	83	83
KMLC Co., Ltd.	281	0.14%	22	22	22

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2020 and 2021 are as follows, continued:

	2020
	Shares	Ownership	Acquisition cost	Book value	Fair value
			In millions of won
Seinfood Co., Ltd.	13	0.17%	7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%	34	34	34
Kukex Inc.	639	0.05%	3	3	3
Youngshin Plus Co., Ltd.	104	0.12%	5	5	5
Chang won Engineering Co., Ltd.	22	0.00%	4	4	4
Samsung Silup Co., Ltd.	47	0.19%	5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%	6	6	6
IZU K orea Co., Ltd.	48	0.00%	2	2	2
Dongdo CNP Co., Ltd.	234	0.36%	6	6	6
Dae Bang Industry Co.,Ltd.	115	0.13%	6	6	6
S.I.T. Co.,Ltd	2,213	0.44%	22	22	22
Taejin Hiech Co., Ltd.	78	0.26%	3	3	3
Headone Co.,Ltd.	69	0.12%	7	7	7
Enaindustry Co., Ltd.	201	0.28%	141	141	141
TCT Co., Ltd.	3,277	0.55%	82	82	82
E-Won Solutech Co., Ltd.	158	0.16%	40	40	40
MJT Co., Ltd.	1,013	0.20%	51	51	51
KPL Circuit Co., Ltd.	283	0.08%	14	14	14
Road Solar Co., Ltd.	12	0.00%	—	—	—
Sung Ae Co., Ltd.	190	0.80%	10	10	10
Han Mi Flexible Co.,Ltd.	143	0.20%	43	43	43
Samhwa Casting Co., Ltd.	200	0.04%	100	100	100
Millennium PNT Co., Ltd.	227	0.37%	6	6	6
GN Chem Co., Ltd.	40	0.07%	1	1	1
GW Industry Co., Ltd.	505	0.07%	51	51	51
TM Construction Co., Ltd.	4	0.00%	—	—	—
Dae Myung Co., Ltd.	114	0.08%	3	3	3
Nanomicart Co., Ltd.	176	1.06%	35	35	35
Young San Heavy Industries Co., Ltd.	74	0.11%	7	7	7
Samchungwon Co., Ltd.	15	0.24%	2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%	27	27	27
Nanomic Co., Ltd.	94	0.63%	38	38	38
Samsung Nonferrous Metal Co., Ltd.	89	0.26%	9	9	9
Daewha Fuel Pump Ind., Ltd.	83	0.05%	10	10	10
HIC Co., Ltd.	7,408	0.71%	111	111	111
Addies Direct Co., Ltd.	1	0.00%	—	—	—
World CnM Inc.	131	1.09%	10	10	10
Superone Co., Ltd.	1,585	1.45%	8	8	8
Deok-u Co., Ltd.	1,626	1.92%	195	195	195
Buyoung Panji Co., Ltd.	478	0.44%	12	12	12
International Paint Korea Co., Ltd.	111	0.48%	11	11	11
EI Lighting Co., Ltd.	358	0.36%	18	18	18
Hightech Mnp Co., Ltd.	123	0.35%	6	6	6
Dongjin Foundry Industry Co., Ltd.	966	4.10%	193	193	193
Yooseung Co., Ltd.	10	0.08%	1	1	1
Sungkwang Co., Ltd.	48	0.35%	2	2	2
Taeyang Gasteel Co., Ltd.	8	0.02%	1	1	1
Ajin KSB Co., Ltd.	204	0.31%	18	18	18
Sewon Ceramic Co., Ltd.	530	1.01%	5	5	5
Choyang Tech Co., Ltd.	465	1.01%	23	23	23

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2020 and 2021 are as follows, continued:

	2020
	Shares	Ownership	Acquisition cost	Book value	Fair value
			In millions of won
TK Co., Ltd.	307	0.70%	15	15	15
Sungdo Co., Ltd.	130	1.10%	52	52	52
KSM Tecj Co., Ltd.	25	0.11%	1	1	1
Arari Co., Ltd.	14	0.05%	1	1	1
Potech Co., Ltd.	39	0.13%	14	14	14
C&S Corporation Co., Ltd.	1,304	0.01%	13	13	13
Sungshin Parts Co., Ltd.	345	0.40%	14	14	14
Global The One of Korea Co., Ltd.	62	0.06%	3	3	3
Steellife Co., Ltd.	85	0.06%	4	4	4
D&C Castech Co., Ltd.	330	1.89%	25	25	25
Geumhan Co., Ltd.	498	0.24%	7	7	7
Mokgan Co., Ltd.	5	0.02%	1	1	1
Wenex Co., Ltd.	373	0.53%	19	19	19
Sulim Co., Ltd.	30	0.20%	6	6	6
Shinkwang Engineering Co., Ltd.	24	0.36%	2	2	2
Ek Cookware Co., Ltd.	60	0.04%	1	1	1
KTTW Co., Ltd.	28	0.05%	2	2	2
Avajar Co., Ltd.	1,061	0.01%	1	1	1
Koomin Precisions Co., Ltd.	124	0.26%	12	12	12
Woosung I.B. Co.,Ltd	7,071	0.07%	14	14	14
CAP Korea Co., Ltd.	16	0.30%	3	3	3
MSM Co., Ltd.	25	0.08%	—	—	—
Ddpopstyle Co., Ltd.	22	0.14%	1	1	1
Finemetal Co., Ltd.	49	0.08%	1	1	1
Sungkyeong Co., Ltd.	52	0.24%	2	2	2
RMK Co., Ltd.	63	0.90%	22	22	22
Tpp Co., Ltd.	36,645	11.72%	1,832	1,832	1,832
Kuklim Plastic New Technology Co., Ltd.	393	0.29%	8	8	8
Dukeong Metal Heat Treatment Co., Ltd.	843	3.61%	84	84	84
Newko Co., Ltd.	331	0.06%	10	10	10
KMC&R Co., Ltd.	16	0.11%	1	1	1
Dongsung Mulsan Co., Ltd.	137	0.34%	14	14	14
Pizzakorea Co., Ltd.	42	0.18%	9	9	9
Geumdani Co., Ltd.	2,377	1.82%	36	36	36
Mezzanine I-pack Co., Ltd.	38	0.02%	1	1	1
Newclean Livestock Co., Ltd.	86	0.17%	4	4	4
Ltop Co., Ltd.	36	0.06%	7	7	7
Simile Aluminium Co., Ltd.	428	0.31%	9	9	9
GT Tooling Co., Ltd.	604	0.17%	6	6	6
Panax Korea Co., Ltd.	58	0.14%	9	9	9
Team Korea Co., Ltd.	4,782	0.37%	24	24	24
Donghwa TCA Co., Ltd.	1,012	0.30%	25	25	25
Hankook Piaget Co., Ltd.	4	0.01%	1	1	1
Coco Food Co., Ltd.	648	1.24%	33	33	33
Woori Industry Co., Ltd.	102	1.05%	21	21	21
Para Belleza Co., Ltd	1,211	1.74%	74	74	74
Dongsung Co., Ltd.	1,983	1.63%	198	198	198
Ssangyong Youngweol Plant Service&Engineering Co., Ltd.	83	0.07%	4	4	4
SH Co., Ltd.	31	0.20%	6	6	6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2020 and 2021 are as follows, continued:

	2020
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Namsunnam Co., Ltd.	1,275	0.19%		6	6	6
Daeyoung Co., Ltd.	75	0.01%		8	8	8
Chandown Food Co., Ltd.	46	0.14%		9	9	9
Getron Co., Ltd.	7,259	0.20%		37	37	37
Jungmun Co., Ltd.	19	0.26%		2	2	2
Andong Trading Corporation Co., Ltd.	42	0.00%		2	2	2
JM Tech Co., Ltd.	403	0.67%		82	82	82
SGC Energy Co., Ltd.	580,000	5.00%		2,900	2,900	2,900
Ihsung CNI Co., Ltd.	13,526	18.22%		3,000	3,000	3,000
H Robotics Co., Ltd.	9,192	4.55%		1,000	1,000	1,000
Good Tcells Co., Ltd.	11,364	0.34%		500	500	500

				275,496	163,890	163,890

			￦	634,823	358,559	358,559

(*1)	The Company used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.

(*2)
The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2020.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2020 and 2021 are as follows, continued:

	2021
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Listed
Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	87,733	87,733
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	—	—
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
Elcomtec Co., Ltd.	32,875	0.04%		217	42	42
P an Ocean Co., Ltd.	1,492	0.00%		14	8	8
STX Heavy Industries Co., Ltd.	7,419	0.03%		107	35	35
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	89,747	89,747
Denison Mines Corp.	58,284,000	9.76%		84,134	94,376	94,376
Fission Uranium Corp.	100,000	0.02%		41	73	73
SangSangin Industry Co., Ltd.	5,831	0.01%		38	6	6
Vitzosys Co., Ltd.	399	0.00%		2	2	2
EMnI Co., Ltd.	628	0.00%		25	2	2
Vissem electronics, Co., Ltd.	229	0.00%		11	2	2
KC Industry Co., Ltd.	139	0.00%		6	1	1
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,779	1,779
Aone Alform Co., Ltd.	2,672	0.08%		19	18	18

				324,790	273,826	273,826

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%	￦	5,000	954	954
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97
Sambo Auto . Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.	117	0.07%		29	29	29
Imhwa Corp.	329	0.11%		5	5	5
Dalim Special Vehicle Co., Ltd.	58	0.08%		10	10	10
ASA Jeonju Co., Ltd.	34,846	1.34%		697	69	69
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	3	0.08%		5	5	5
HJ Steel Co., Ltd.	218	0.07%		2	2	2
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Co., Ltd.	434	0.01%		9	9	9
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
AJS Co., Ltd.	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Youngjin Hi-Tech Co., Ltd.	11,109	0.25%		255	150	150
Buyoung Co., Ltd.	270	0.00%		3	3	3
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	27
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	3
Shin-E P&C Co., Ltd.	1,569	0.64%		111	2	2
Ejung Ad Co., Ltd.	132	0.09%		3	3	3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2020 and 2021 are as follows, continued:

	2021
	Shares	Ownership	Acquisition cost	Book value	Fair value
			In millions of won
Solvus Co., Ltd.	1,056	0.04%	3	3	3
Myung Co., Ltd.	89	0.05%	2	2	2
Biwang Industry Co., Ltd	406	0.04%	2	2	2
Young Sung Co., Ltd.	89	0.40%	26	26	26
Yuil Industrial Electronics Co., Ltd.	804	0.32%	15	15	15
Woojin Industry Corporation	3	0.00%	16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%	7	7	7
Futech Mold Co., Ltd.	274	0.27%	14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%	13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%	22	22	22
Morado Co., Ltd.	209	0.04%	2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%	2	2	2
Kwang Sung Co., Ltd.	610	0.53%	31	31	31
Seen Business and Technology co., Ltd.	29,424	0.73%	148	7	7
Woobang Construction Co., Ltd.	8	0.00%	8	8	8
Shin Pyung Co., Ltd.	6	0.03%	3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%	27	2	2
Najin Steel Co., Ltd.	37	0.06%	5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%	5	5	5
Elephant & Friends Co., Ltd.	563	0.61%	3	3	3
Mireco Co., Ltd.	109	0.25%	11	11	11
L&K Industry Co., Ltd.	1,615	0.60%	24	24	24
JO Tech Co., Ltd.	1,263	0.62%	25	25	25
Kendae Printing Co., Ltd.	422	0.60%	21	21	21
Dauning Co., Ltd.	231	0.41%	6	6	6
Korea Trecision Co., Ltd.	22	0.45%	5	5	5
Ace Track Co., Ltd.	3,130	1.08%	219	59	59
Dung Hwan Co., Ltd.	556	0.02%	6	6	6
Hurim Biocell Co., Ltd.	1,021	0.00%	5	5	5
Smart Power Co., Ltd.	133,333	4.14%	200	200	200
Sunjin Power Tech Co., Ltd.	4,941	0.92%	247	32	32
Beer Yeast Korea Inc.	1,388	0.43%	7	7	7
B CON Co., Ltd.	96	1.16%	6	6	6
Ace Integration Co., Ltd	105	0.09%	24	24	24
AceInti Agricultural Co., Ltd.	16	0.02%	5	5	5
KyungDong Co., Ltd.	130	0.01%	1	1	1
ChunWon Development Co., Ltd.	193	0.19%	39	39	39
SungLim Industrial Co., Ltd.	29	0.03%	1	1	1
Korea Minerals Co., Ltd.	191	0.05%	134	1	1
HyoDong Development Co., Ltd.	128	0.16%	25	1	1
Haspe Tech Co., Ltd.	652	0.55%	20	20	20
JoHyun Co., Ltd.	350	1.56%	18	18	18
KC Co., Ltd.	5,107	0.17%	26	26	26
SeongJi Industrial Co.,Ltd.	41	0.05%	1	1	1
Seyang Precision Ind.Co., Ltd.	829	0.23%	41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%	1	1	1
ShinShin Co., Ltd	339	1.12%	17	17	17
Sung Kwang Co., Ltd.	23	0.37%	6	6	6
Shinheung P etrol Co., Ltd.	699	0.14%	35	35	35

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2020 and 2021 are as follows, continued:

	2021
	Shares	Ownership	Acquisition cost	Book value	Fair value
			In millions of won
Force TEC Co., Ltd.	3,501	0.02%	18	18	18
Samsung Tech Co., Ltd.	486	1.28%	97	36	36
Younil Metal Co., Ltd.	41	0.21%	21	21	21
CJ Paradise Co.,Ltd	24	0.02%	12	12	12
Han Young Technology Company Co.,Ltd.	35	0.00%	—	—	—
K Shipbuilding Co., Ltd. (formerly, STX Offshore & Shipbuilding Co., Ltd.)	8,622	0.25%	1,078	1,078	1,078
Ptotronics Co., Ltd.	843	0.42%	84	6	6
NFT Co., Ltd.	136	0.40%	8	8	8
Hyundaitech Co.,Ltd.	1,363	0.87%	27	27	27
Dasan Material Co., Ltd.	29	0.04%	22	22	22
Fish World Co.,Ltd.	47	0.21%	2	2	2
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%	6	—	—
Samdo Industry Electric Co.,Ltd.	48	0.02%	1	1	1
Taejung Industries Co.,Ltd.	9,268	0.30%	5	5	5
Shinsei Trading Co., Ltd.	64	0.72%	6	6	6
Dynamic Co., Ltd.	111	0.19%	3	3	3
Green Alchemy Co.,Ltd.	38,202	1.48%	191	17	17
Youone TBM Engineering & Construction Co., Ltd.	615	0.27%	31	31	31
KM Leatech Co., Ltd.	1,648	0.98%	8	8	8
Semist Co.,Ltd.	555	0.80%	3	3	3
Sewon Bus Co.,Ltd	12	0.00%	—	—	—
Enertec Co., Ltd.	7,937	0.19%	44	44	44
Sangji Co., Ltd.	20	0.26%	4	4	4
Bellie Doughnuts Co., Ltd.	169	0.19%	10	10	10
Airtech Information communication Co., Ltd	2,379	0.60%	12	12	12
Kiscom Co., Ltd.	1,493	0.04%	1	1	1
Wonil laser Co., Ltd	157	0.37%	16	16	16
Pyung Hwa Industrial Co.,Ltd.	3,388	3.00%	85	85	85
Set Holding (*2)	1,100,220	2.50%	229,255	131,036	131,036
PT. Cirebon Energi Prasarana	22,420	10.00%	2,612	2,658	2,658
Choheung packing Co.,Ltd.	61	0.13%	12	12	12
Jaewoo Co., Ltd.	359	0.24%	11	11	11
Wooyang HC Co., Ltd	1,375	0.01%	159	13	13
TheYeonriji Co., Ltd.	116	0.10%	6	6	6
Flusys Co., Ltd.	9	0.08%	2	2	2
DongSeo Electronics Co., Ltd.	347	0.07%	16	17	17
Daewoo Display Co., Ltd.	177	0.03%	5	5	5
NTS C o., Ltd.	143	0.22%	36	36	36
AID C o ., Ltd.	1,212	0.57%	36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%	—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%	100	32	32
Kyung Pyo Industry Co., Ltd.	186	0.76%	19	19	19
Daedong Industry Co., Ltd.	617	0.55%	46	46	46
Doosung Heavy Industries Co., Ltd.	53	0.06%	5	5	5
Samjoo Hightech Co., Ltd.	522	0.08%	3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%	51	51	51
SG Corp.	213	0.54%	21	21	21
Shinseung Chemical Industy Co., Ltd.	5	0.01%	60	60	60
KJ Alloy Co., Ltd.	368	0.20%	7	7	7
SM Hi-tech Co., Ltd.	22	0.39%	22	22	22

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2020 and 2021 are as follows, continued:

	2021
	Shares	Ownership	Acquisition cost	Book value	Fair value
			In millions of won
Puruen Environment Co., Ltd.	967	1.34%	19	19	19
Miretech Co., Ltd.	9,111	0.27%	18	18	18
Sejin Hightech Co., Ltd.	17,980	0.16%	18	18	18
Eun Sung Enterprise Co., Ltd.	1,131	0.72%	17	17	17
Dongdo Basalt Industry Co., Ltd.	182	1.50%	73	73	73
Shinyoung Textiles Co., Ltd.	523	1.01%	52	23	23
Ilwoo Steel Co., Ltd.	41	0.28%	17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%	81	81	81
Wongwang Door Corp.	575	1.00%	29	29	29
Mansu Co.,Ltd.	344	0.25%	15	15	15
Eanskorea Co., Ltd.	39	0.05%	2	2	2
Youngdongseafood Co., Ltd.	165	0.33%	8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%	—	—	—
Sehwa Diecasting Co., Ltd.	299	1.66%	44	44	44
Sungchang Tech Co., Ltd.	159	0.31%	10	10	10
Yuchang Industry Co., Ltd.	90	0.11%	5	5	5
Jeongpum Co., Ltd.	322	0.35%	16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%	55	55	55
Amanex Co., Ltd.	10	0.02%	9	9	9
Dae-A Leisure Co., Ltd.	23	0.00%	4	4	4
Caffe Bene Co.,Ltd.	1,908	0.03%	9	9	9
Shinjin International Corp.	4	0.01%	1	1	1
Jinhung Packaging Co.,Ltd	4,329	3.02%	22	22	22
Donglim Eng Co., Ltd.	26	0.11%	3	3	3
SIP Co., Ltd.	274	0.55%	7	7	7
Clizen Co., Ltd.	615	0.34%	31	31	31
Daedong Millennium Co., Ltd.	159	0.42%	32	32	32
Daeji Product Co., Ltd.	15	0.05%	1	—	—
Jaein Circuit Co., Ltd.	498	1.12%	65	65	65
SSET Co., Ltd.	181	0.30%	18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%	48	48	48
Dawon Yuhwa Co., Ltd.	506	1.94%	25	25	25
Ogokbaekkwa Co., Ltd.	101	0.12%	1	1	1
Shinwoo Toptech Co., Ltd.	834	0.51%	83	6	6
KMLC Co., Ltd.	281	0.14%	22	22	22
Seinfood Co., Ltd.	13	0.17%	7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%	34	34	34
Kukex Inc.	639	0.05%	3	3	3
Youngshin Plus Co., Ltd.	104	0.12%	5	5	5
Chang won Engineering Co., Ltd.	22	0.00%	4	4	4
Samsung Silup Co., Ltd.	47	0.19%	5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%	6	6	6
IZU K orea Co., Ltd.	48	0.00%	2	2	2
Dongdo CNP Co., Ltd.	234	0.36%	6	6	6
Dae Bang Industry Co.,Ltd.	115	0.13%	6	6	6
S.I.T. Co., Ltd .	2,213	0.44%	22	22	22
Taejin Hiech Co., Ltd.	78	0.26%	3	3	3
Headone Co.,Ltd.	69	0.12%	7	7	7
E-Won Solutech Co., Ltd.	158	0.16%	40	40	40
MJT Co., Ltd.	1,013	0.20%	51	51	51
KPL Circuit Co., Ltd.	283	0.08%	14	14	14
Road Solar Co., Ltd.	12	0.00%	—	—	—
Han Mi Flexible Co.,Ltd.	143	0.20%	43	43	43
Samhwa Casting Co., Ltd.	200	0.04%	100	100	100

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2020 and 2021 are as follows, continued:

	2021
	Shares	Ownership	Acquisition cost	Book value	Fair value
			In millions of won
Millennium PNT Co., Ltd.	227	0.37%	6	6	6
GN Chem Co., Ltd.	40	0.07%	1	1	1
GW Industry Co., Ltd.	505	0.07%	51	51	51
TM Construction Co., Ltd.	4	0.00%	—	—	—
Dae Myung Co., Ltd.	114	0.08%	3	3	3
Nanomicart Co., Ltd.	176	1.06%	35	35	35
Young San Heavy Industries Co., Ltd.	74	0.11%	7	7	7
Samchungwon Co., Ltd.	15	0.24%	2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%	27	27	27
Nanomic Co., Ltd.	94	0.63%	38	38	38
Samsung Nonferrous Metal Co., Ltd.	89	0.26%	9	9	9
Daewha Fuel Pump Ind., Ltd.	83	0.05%	10	10	10
Addies Direct Co., Ltd.	1	0.00%	—	—	—
WorldCnM Inc.	131	1.09%	10	10	10
Superone Co., Ltd.	1,585	1.45%	8	8	8
Buyoung Panji Co., Ltd.	478	0.44%	12	12	12
International Paint Korea Co., Ltd.	111	0.48%	11	11	11
EI Lighting Co., Ltd.	358	0.36%	18	18	18
Hightech Mnp Co., Ltd.	123	0.35%	6	6	6
Yooseung Co., Ltd.	10	0.08%	1	1	1
Sungkwang Co., Ltd.	48	0.35%	2	2	2
Taeyang G asteel Co., Ltd.	8	0.02%	1	1	1
Ajin KSB Co., Ltd.	204	0.31%	18	18	18
Sewon Ceramic Co., Ltd.	530	1.01%	5	5	5
Choyang Tech Co., Ltd.	465	1.01%	23	23	23
TK Co., Ltd.	307	0.70%	15	15	15
Arari Co., Ltd.	14	0.05%	1	1	1
Potech Co., Ltd.	39	0.13%	14	14	14
C&S Corporation Co., Ltd.	1,304	0.01%	13	13	13
Global The One of Korea Co., Ltd.	62	0.06%	3	3	3
Steellife Co., Ltd.	85	0.06%	4	4	4
D&C Castech Co., Ltd.	330	1.89%	25	25	25
Geumhan Co., Ltd.	498	0.24%	7	7	7
Mokgan Co., Ltd.	5	0.02%	1	1	1
Wenex Co., Ltd.	373	0.53%	19	19	19
Sulim Co., Ltd.	30	0.20%	6	6	6
Shinkwang Engineering Co., Ltd.	24	0.36%	2	2	2
Ek Cookware Co., Ltd.	60	0.04%	1	1	1
KTTW Co., Ltd.	28	0.05%	2	2	2
Avajar Co., Ltd.	1,061	0.01%	1	1	1
Woosung I.B. Co.,Ltd	7,071	0.07%	14	14	14
CAP Korea Co., Ltd.	16	0.30%	3	3	3
MSM Co., Ltd.	25	0.08%	—	—	—
Ddpopstyle Co., Ltd.	22	0.14%	—	—	—
Finemetal Co., Ltd.	49	0.08%	1	1	1
Sungkyeong Co., Ltd.	52	0.24%	2	2	2
RMK Co., Ltd.	63	0.90%	22	22	22
Tpp Co., Ltd.	36,645	11.72%	1,832	1,832	1,832
Dukeong Metal Heat Treatment Co., Ltd.	843	3.61%	84	84	84
Newko Co., Ltd.	331	0.06%	10	10	10
KMC&R Co., Ltd.	16	0.11%	1	1	1
Dongsung Mulsan Co., Ltd.	137	0.34%	14	14	14
Pizzakorea Co., Ltd.	42	0.18%	9	9	9

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2020 and 2021 are as follows, continued:

	2021
	Shares	Ownership	Acquisition cost	Book value	Fair value
			In millions of won
Geumdani Co., Ltd.	2,377	1.82%	36	36	36
Mezzanine I-pack Co., Ltd.	38	0.02%	1	1	1
Ltop Co., Ltd.	36	0.06%	7	7	7
Simile Aluminium Co., Ltd.	428	0.31%	9	9	9
GT Tooling Co., Ltd.	604	0.17%	6	6	6
Team Korea Co., Ltd.	4,782	0.37%	24	24	24
Donghwa TCA Co., Ltd.	1,012	0.30%	25	25	25
Hankook Piaget Co., Ltd.	4	0.01%	1	1	1
Coco Food Co., Ltd.	648	1.24%	33	33	33
Woori Industry Co., Ltd.	102	1.05%	21	21	21
Ssangyong Youngweol Plant Service&Engineering Co., Ltd.	83	0.07%	4	1	1
SH Co., Ltd.	39	0.20%	8	8	8
Namsunnam Co., Ltd.	1,275	0.19%	6	1	1
Daeyoung Co., Ltd.	75	0.01%	8	8	8
Chandown Food Co., Ltd.	46	0.14%	9	9	9
Getron Co., Ltd.	7,259	0.20%	37	4	4
Jungmun Co., Ltd.	19	0.26%	2	2	2
Andong Trading Corporation Co., Ltd.	42	0.00%	2	2	2
JM Tech Co., Ltd.	403	0.67%	82	10	10
SGC Energy Co., Ltd.	580,000	5.00%	2,900	2,900	2,900
Le Soleil KHNP LLC	137,600	19.00%	1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	4.30%	1,500	2,618	2,618
H Robotics Co., Ltd.	903,601	8.05%	4,000	5,639	5,639
Good Tcells Co., Ltd.	11,364	0.34%	500	457	457
IPS Bio Co., Ltd.	1,975	3.13%	1,000	1,000	1,000
Nine B Co., Ltd.	5,000	4.96%	1,000	1,000	1,000
Choigang-gujo Co., Ltd.	61	0.45%	6	1	1
DS Cotec Co., Ltd.	973	0.71%	15	5	5
Youngheung Industry Co., Ltd.	101	0.05%	5	1	1
Hosungsteel Co., Ltd.	323	0.26%	14	3	3
Uktae IND. Co., Ltd.	140	0.12%	7	1	1
Gangdong R&S Co., Ltd.	69	1.25%	1	1	1
JFC Co., Ltd.	16	0.01%	2	2	2
Seokjin E&T Co., Ltd.	81	0.06%	8	8	8
Hyundai Tech Co., Ltd.	28	0.69%	10	10	10
Daeil Co., Ltd.	301	0.42%	15	2	2
Seohan Food Co., Ltd.	83	0.19%	2	2	2
Daehyeon Recycle Co., Ltd.	59	0.61%	12	12	12
Metal Link Inc. Co., Ltd.	709	0.17%	35	4	4
Pipetec Korea Co., Ltd.	50	0.07%	10	1	1
SungJin Tech Co., Ltd.	803	1.20%	24	8	8
Yujin E&C Co., Ltd.	29	0.18%	6	—	—
Daishin Logistics Co., Ltd.	13	0.09%	1	1	1
JinSung Engineering Co., Ltd.	18	0.30%	18	18	18
Yongho Industry Co., Ltd.	157	0.22%	32	1	1
Wow tech Co., Ltd.	369	0.75%	11	11	11
World Power Tech Co., Ltd.	16	0.28%	24	24	24
PBM Auto Co., Ltd.	1,001	1.06%	10	10	10
K2 Motors Co., Ltd.	54	0.28%	1	1	1
CL Tech Co., Ltd.	801	2.25%	40	40	40
Mirae Industry Co., Ltd.	39	0.04%	6	6	6
Gentak Korea Co., Ltd.	301	0.31%	8	8	8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2020 and 2021 are as follows, continued:

	2021
	Shares	Ownership	Acquisition cost	Book value	Fair value
			In millions of won

Sungjin Chemical Co., Ltd.	118	0.36%	4	4	4
LMAT Co., Ltd.	198	0.04%	20	20	20
Poong Lim Industrial Co., Ltd.	25	0.00%	38	38	38
Dae Sung GeoTech Co., Ltd.	631	1.28%	32	32	32
Saeheemang Co., Ltd.	756	0.60%	15	15	15
Hakbong Precision Co., Ltd.	1,460	1.18%	15	15	15
Vornech Co., Ltd.	431	0.37%	11	2	2
Woojin Formtech Co., Ltd.	76	0.08%	8	1	1
Korea Engineer Manufacturing Co., Ltd.	114	0.26%	6	1	1
Sinwa J&K Co., Ltd.	476	0.28%	5	5	5
Owon E&G Co., Ltd.	132	0.20%	4	4	4
Guseong Co., Ltd.	141	0.20%	4	4	4
Irefarm Co., Ltd.	45	0.30%	3	3	3
Nam-hae E&C Co., Ltd.	117	0.10%	2	2	2
Haenarae Agricultural Corp.	15	0.03%	2	2	2
Ja Yeon Science Ind. Co., Ltd.	10	0.05%	2	2	2
DECO&E Co., Ltd.	1,261	0.00%	2	2	2
Design Beyond Co., Ltd.	17	0.19%	2	2	2
LBK Co., Ltd.	8	0.05%	1	1	1
Duckwon industrial Co., Ltd.	32	0.43%	13	13	13
ASPT Co., Ltd.	64	0.82%	19	19	19
SIMA Co., Ltd.	29	0.05%	3	3	3
Jingkang Resources Co., Ltd.	90	1.57%	13	13	13
Eslin Co., Ltd.	39	0.14%	8	8	8
Shinwon Co., Ltd.	275	0.42%	19	19	19
CIC Tech Co., Ltd.	96	0.54%	10	10	10
Orano Expansion	5,742,405	4.72%	—	—	—
Fourever Co., Ltd.	44	0.10%	4	4	4
Segyo Hitech Co., Ltd.	156	0.24%	8	8	8
Myungil Metal Co., Ltd.	80	0.10%	4	4	4
Daeshin ECM Co., Ltd.	182	0.30%	9	9	9
Greencarbon Co., Ltd.	79	0.06%	1	1	1
Sunkoo Co., Ltd.	4	0.10%	2	2	2
Jians Construction Co., Ltd.	13	0.00%	2	2	2
DH trading Co., Ltd.	891	0.04%	178	178	178
Diotech Co., Ltd.	2,186	2.84%	219	219	219
Sangsin Co., Ltd.	29	0.09%	15	15	15
Steel focus Co., Ltd.	154	0.20%	4	4	4
Kamada Korea Co., Ltd.	437	0.33%	22	22	22
Fosys Co., Ltd.	19	0.08%	4	4	4
GB precision Co., Ltd.	137	0.57%	1	1	1
Ewon Art Co., Ltd.	185	0.61%	9	9	9
DI Tech Co., Ltd.	3	0.00%	—	—	—
Hans AD Co., Ltd.	33	0.35%	2	2	2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2020 and 2021 are as follows, continued:

	2021
	Shares	Ownership	Acquisition cost	Book value	Fair value
			In millions of won

Chaegim Environment Development Co., Ltd.	158	0.01%	3	3	3
Daesung Stain Co., Ltd.	32	0.32%	2	2	2
YSM Co., Ltd.	281	2.07%	14	14	14
Dong In Industry Co., Ltd.	65	0.13%	3	3	3
U&I Co., Ltd.	50	0.22%	5	5	5
World One Co., Ltd.	401	0.58%	10	10	10
Yewon Co., Ltd.	24	0.02%	1	—	—
Seeun P&P Co., Ltd.	163	0.48%	33	33	33
TSNT Co., Ltd.	119	0.00%	24	24	24
Shinsung Tech Co., Ltd.	314	0.01%	16	16	16
JSL Co., Ltd.	51	0.49%	3	3	3
Loft Garden Co., Ltd.	1	0.04%	—	—	—
Handon Co., Ltd.	74	0.25%	11	11	11
GH Tech Co., Ltd.	82	0.22%	3	3	3
Daeo Co., Ltd.	13	0.23%	4	4	4
Bokwang Co., Ltd.	76	0.00%	15	15	15
Samkum Industry Co., Ltd.	201	0.48%	40	40	40
Dyntex Korea Co., Ltd.	75	0.28%	15	15	15
IGSP Co., Ltd.	17,662	0.21%	18	18	18
Mirae Engineering Co., Ltd.	66	0.15%	1	1	1
Mideumeul-juneun-namu Co., Ltd.	119	0.53%	6	6	6
Leagis Co., Ltd.	829	1.38%	66	66	66
Seil Textile Co., Ltd.	16	0.15%	3	3	3
Ilshin Tech Co., Ltd.	36	0.00%	7	7	7
Magtec Co., Ltd.	28	0.00%	6	6	6
Sukwon Co., Ltd.	2,885	0.59%	29	29	29
Hae-sung Metal Co., Ltd.	159	0.17%	3	3	3
White&Clean Foods Co., Ltd.	330	0.00%	3	3	3
Michang Cable Co., Ltd.	861	0.13%	4	4	4
G.M Foods Co., Ltd.	57	0.16%	9	9	9
Wecan Global Inc. Co., Ltd.	165	0.08%	8	8	8
Daeju Steel Co., Ltd.	11	0.20%	1	1	1
Hyundai Glass Co., Ltd.	860	0.83%	43	43	43
MEC Co., Ltd.	16,468	1.17%	41	41	41
Daeyeoneco Co., Ltd.	151	0.00%	15	15	15
Hyesung Cable&Communication Inc.	762	0.39%	38	38	38
Sangjin Co., Ltd.	428	0.35%	21	21	21
Topis Co., Ltd.	246	0.71%	14	14	14
G&L Tech Co., Ltd.	2	0.06%	—	—	—
Cheonhae Co., Ltd.	72	0.00%	2	2	2
Iksan-guwon Co., Ltd.	563	0.00%	11	11	11
Korea Remicon Co., Ltd.	36	0.03%	5	5	5
New Tech Co., Ltd.	23	0.15%	2	2	2
Segeon Co., Ltd.	124	0.00%	4	4	4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2020 and 2021 are as follows, continued:

	2021
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won

MS Tech Co., Ltd.	9	0.15%		1	1	1
J.I Steel Co., Ltd.	21	0.00%		2	2	2
HNT Co., Ltd.	172	0.00%		9	9	9
Taejin Co., Ltd.	27	0.08%		3	3	3
Macroad Co., Ltd.	953	0.17%		10	10	10
Jinsung Electronics Co., Ltd.	69	1.41%		14	14	14
Woongjin Energy Co., Ltd.	94	0.00%		9	9	9
Electric Contractors’ Financial Cooperative Co., Ltd.	—	0.00%		38	38	38
Information&Communication Financial Cooperative Co., Ltd.	—	0.00%		15	15	15
Common Computer Co., Ltd.	3,856	1.87%		1,000	1,000	1,000
Fine Powerex Co., Ltd.	72,633	4.92%		1,500	1,500	1,500

				263,904	160,790	160,790

Debt securities
Aron Flying Ship Co., Ltd.(*1)				500	491	491

			￦	589,194	435,107	435,107

(*1)	The Company used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.

(*2)
The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2021.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

11.	Financial Assets at Amortized Cost
Financial assets at amortized cost as of December 31, 2020 and 2021 are as follows:

		2020
		Financial assets at amortized cost	Government grants	Allowance for doubtful accounts	Others	Book value
		In millions of won
Government bonds	￦	1,422	—	—	—	1,422
Others		13,000	—	—	—	13,000

	￦	14,422	—	—	—	14,422

Current	￦	13,149	—	—	—	13,149
Non-current		1,273	—	—	—	1,273

		2021
		Financial assets at amortized cost	Government grants	Allowance for doubtful accounts	Others	Book value
		In millions of won
Government bonds	￦	1,308	—	—	—	1,308
Others		23,965	—	—	—	23,965

	￦	25,273	—	—	—	25,273

Current	￦	15,422	—	—	—	15,422
Non-current		9,851	—	—	—	9,851

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

12.	Derivatives

(1)	Derivatives as of December 31, 2020 and 2021 are as follows:

		2020		2021
		Current	Non-current	Current	Non-current
		In millions of won
Derivative assets
Currency forward	￦	18,332	—	559	6,899
Currency swap		11,193	127,386	125,877	506,957
—Trading		—	82,931	92,313	335,765
—Hedging		11,193	44,455	33,564	171,192
Interest rate swap		—	9,502	502	6,980
—Trading		—	9,502	502	6,980
—Hedging		—	—	—	—
Others		—	—	—	9

	￦	29,525	136,888	126,938	520,845

Derivative liabilities
Currency forward	￦	10,014	4,977	301	—
Currency swap		36,088	232,669	4,446	16,708
—Trading		—	93,245	4,446	15,576
—Hedging		36,088	139,424	—	1,132
Interest rate swap		3,782	66,451	2,544	28,138
—Trading		2,192	22,687	174	2,829
—Hedging		1,590	43,764	2,370	25,309
Others (*1,2,3)		—	11,138	—	25,894

	￦	49,884	315,235	7,291	70,740

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2021 are as follows:

	Contract date	Maturity date	Contract amounts				Contract exchange rate (in won)
Counterparty				Pay	Receive
	In millions of won and thousands of USD except contract exchange rate information
Korea Development Bank	2021.09.27	2022.01.07	￦	59,049	USD 50,050	￦	1,179.80
Shinhan Bank	2021.12.13	2022.01.04		17,354	USD 14,720		1,178.95
Hana Bank	2021.12.24	2022.01.11		1,185	USD 1,000		1,185.35
Hana Bank	2021.12.30	2022.01.06		11,840	USD 10,004		1,183.53
Kookmin Bank	2021.12.23	2022.01.14		11,869	USD 10,000		1,186.92
Mizuho Bank	2021.12.27	2022.01.17		11,862	USD 10,000		1,186.20
Morgan Stanley	2021.12.24	2022.01.13		11,865	USD 10,000		1,186.50
Nonghyup Bank	2021.12.10	2022.01.03		11,746	USD 10,000		1,174.60
Nonghyup Bank	2021.12.30	2022.01.18		11,880	USD 10,000		1,188.00
Nonghyup Bank	2021.12.23	2022.01.12		5,921	USD 5,000		1,184.10
Standard Chartered	2021.12.24	2022.01.13		11,796	USD 10,000		1,179.62
Woori Bank	2021.12.16	2022.01.13		8,985	USD 7,590		1,183.90
Woori Bank	2021.12.29	2022.01.20		11,870	USD 10,000		1,187.00
JP Morgan	2021.12.23	2022.01.04		14,243	USD 12,000		1,186.88
JP Morgan	2021.12.23	2022.01.04		6,532	USD 5,500		1,187.68
HSBC	2021.12.30	2022.01.07		16,601	USD 14,000		1,185.77
JP Morgan	2021.12.30	2022.01.07		16,601	USD 14,000		1,185.82
Nonghyup Bank	2021.12.23	2022.01.10		11,871	USD 10,000		1,187.10
Standard Chartered	2021.12.23	2022.01.12		10,690	USD 9,000		1,187.80
Mizuho Bank	2021.12.29	2022.01.03		5,932	USD 5,000		1,186.40
JP Morgan	2021.12.29	2022.01.03		4,744	USD 4,000		1,186.00
HSBC	2021.12.29	2022.01.20		5,936	USD 5,000		1,187.14
HSBC	2021.12.30	2022.01.21		17,771	USD 15,000		1,184.70
MUFG	2021.12.30	2022.01.25		5,925	USD 5,000		1,184.90
HSBC	2020.10.19	2024.10.29		140,913	USD 125,000		1,127.30
HSBC	2021.11.30	2022.01.07		5,939	USD 5,000		1,187.70
HSBC	2021.11.30	2022.01.07		5,934	USD 5,000		1,186.70
HSBC	2021.11.30	2022.01.07		5,929	USD 5,000		1,185.70
Woori Bank	2021.12.01	2022.01.07		11,856	USD 10,000		1,185.55
Woori Bank	2021.12.29	2022.01.28		11,885	USD 10,000		1,188.50
MUFG	2021.12.29	2022.01.28		11,876	USD 10,000		1,187.55
Woori Bank	2021.12.30	2022.01.28		11,852	USD 10,000		1,185.20
Woori Bank	2021.12.23	2022.02.18		8,316	USD 7,000		1,188.00
HSBC	2021.12.29	2022.02.18		11,880	USD 10,000		1,188.00
Shinhan Bank	2021.12.24	2022.02.25		5,938	USD 5,000		1,187.50
Hana Bank	2021.12.24	2022.02.25		5,935	USD 5,000		1,186.99
Standard Chartered	2021.12.29	2022.02.25		11,885	USD 10,000		1,188.50
MUFG	2021.12.17	2022.03.18		259	USD 219		1,183.74

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of December 31, 2021 are as follows:

	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won, USD)
Counterparty			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Standard Chartered	2014~2029	￦	102,470	USD 100,000	3.14%	3.57%	￦	1,024.70
Societe Generale	2014~2024		105,017	USD 100,000	4.92%	5.13%		1,050.17
Hana Bank	2015~2024		107,970	USD 100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD 86,920	4.85%	5.13%		1,083.97
Woori Bank	2019~2027		21,708	USD 19,417	5.04%	6.75%		1,118.00
Woori Bank	2019~2024		296,000	USD 250,000	1.21%	2.50%		1,184.00
Korea Development Bank	2019~2024		177,600	USD 150,000	1.24%	2.50%		1,184.00
Hana Bank	2019~2024		118,400	USD 100,000	1.24%	2.50%		1,184.00
Woori Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Korea Development Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2025		120,660	USD 100,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2026		76,355	USD 70,445	5.83%	6.00%		1,083.90
Woori Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Korea Development Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Citibank	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
JP Morgan	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
Bank of America	2012~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
Shinhan Bank	2016~2022		112,930	USD 100,000	2.79%	3.00%		1,129.30
HSBC	2012~2022		111,770	USD 100,000	2.89%	3.00%		1,117.70
Hana Bank	2012~2022		111,770	USD 100,000	2.87%	3.00%		1,117.70
Standard Chartered	2012~2022		111,770	USD 100,000	2.89%	3.00%		1,117.70
Deutsche Bank	2012~2022		55,885	USD 50,000	2.79%	3.00%		1,117.70
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD 100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD 850,000	2.66%	3.35%		135.75
Korea Development Bank	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
Woori Bank	2018~2023		170,280	USD 150,000	2.18%	3.75%		1,135.20
Hana Bank	2018~2023		113,520	USD 100,000	2.17%	3.75%		1,135.20
Shinhan Bank	2018~2023		227,040	USD 200,000	2.17%	3.75%		1,135.20
Citibank	2019~2024		239,956	CHF 200,000	1.44%	0.00%		1,199.78
Korea Development Bank	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
Woori Bank	2021~2026		222,800	USD 200,000	0.93%	1.25%		1,114.00
Shinhan Bank	2021~2026		111,400	USD 100,000	0.92%	1.25%		1,114.00
Korea Development Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
Nonghyup Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
HSBC	2019~2024		USD 205,500	AUD 300,000	3M Libor + 0.78%	3M BBSW + 0.97%		USD 0.69

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of December 31, 2021 are as follows:

Counterparty	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won)
			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Kookmin Bank	2020~2025	￦	118,780	USD 100,000	1.29%	2.13%	￦	1,187.80
Shinhan Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Hana Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Korea Development Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Hana Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Woori Bank	2020~2026		118,910	USD 100,000	0.62%	1.00%		1,189.10
Nomura	2017~2037		52,457	EUR 40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK 450,000	2.62%	2.36%		132.05
Korea Development Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Kookmin Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Woori Bank	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
Kookmin Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Hana Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
BNP Paribas	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Kookmin Bank	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Korea Development Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Hana Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Kookmin Bank	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
Woori Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Shinhan Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Hana Bank	2021~2026		55,150	USD 50,000	0.48%	0.75%		1,103.00
Hana Bank	2017~2022		226,600	USD 200,000	1.94%	2.63%		1,133.00
Korea Development Bank	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00
Nomura	2017~2022		113,300	USD 100,000	1.95%	2.63%		1,133.00
Woori Bank	2017~2022		56,650	USD 50,000	1.95%	2.63%		1,133.00
Kookmin Bank	2017~2022		56,650	USD 50,000	1.95%	2.63%		1,133.00
Korea Development Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Woori Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Credit Agricole	2018~2023		112,890	USD 100,000	2.26%	3.88%		1,128.90
Hana Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Kookmin Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Woori Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Hana Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Korea Development Bank	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of December 31, 2021 are as follows:

Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay	Receive
			In millions of won
Hana Bank	2017~2022	￦	100,000	2.01%	3M CD + 0.24%
Hana Bank	2017~2022		100,000	2.06%	3M CD + 0.27%
Nomura (*1)	2018~2038		30,000	2.56%	3.75%
Hana Bank	2018~2023		200,000	2.15%	3M CD + 0.19%
Hana Bank	2018~2023		200,000	2.17%	3M CD + 0.19%
Hana Bank	2018~2023		150,000	2.03%	3M CD + 0.21%
Hana Bank	2019~2024		200,000	1.87%	3M CD + 0.13%
Shinhan Bank	2021~2025		100,000	2.32%	3M CD + 0.43%
Societe Generale	2017~2022		200,000	3M Libor + 3.44%	3.77%
Nomura	2017~2032		52,457	3M Libor + 2.22%	2.60%
Nomura	2017~2032		59,423	3M Libor + 2.24%	2.62%
Nomura (*2)	2021~2041		30,000	1.84%	2.60%
Nomura (*3)	2021~2041		50,000	1.87%	2.38%

(*1)
2.56% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter. Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.

(*2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.

(*3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.

(6)	Interest rate swap contracts which are designated as hedging instruments as of December 31, 2021 are as follows:

Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay	Receive
		In thousands of USD
Export-Import Bank of Korea	2015~2031	USD 15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD 7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD 7,861	2.67%	6M USD Libor
BNP Paribas	2009~2027	USD 60,316	4.16%	6M USD Libor
KFW	2009~2027	USD 60,316	4.16%	6M USD Libor
Export-Import Bank of Korea	2016~2036	USD 71,116	3.00%	6M USD Libor

(7)
Gain and loss on valuation and transaction of derivatives for the years ended December 31, 2019, 2020 and 2021 are as follows and included in finance income and expenses in the consolidated statements of comprehensive income (loss):

		Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)			Other comprehensive income (loss) (*)
		2019	2020	2021	2019	2020	2021	2019	2020	2021
		In millions of won
Currency forward	￦	24,265	(40,590)	33,066	12,488	(17,911)	33,032	—	—	—
Currency swap		310,732	(406,607)	787,264	110,813	93,557	61,353	38,802	105,642	(59,108)
- Trading		172,087	(108,090)	420,551	52,842	16,661	16,265	—	—	—
- Hedging		138,645	(298,517)	366,713	57,971	76,896	45,088	38,802	105,642	(59,108)
Interest rate swap		(16,231)	(1,845)	18,123	(36,886)	(10,253)	(10,303)	(3,075)	5,578	18,648
- Trading		(15,647)	(309)	18,123	(2,495)	(11,975)	(10,303)	—	—	—
- Hedging		(584)	(1,536)	—	(34,391)	1,722	—	(3,075)	5,578	18,648
Other derivatives		(1,416)	(6,673)	(15,459)	—	—	—	—	—	—

	￦	317,350	(455,715)	822,994	86,415	65,393	84,082	35,727	111,220	(40,460)

(*)	For the year ended December 31, 2021, the net loss on valuation of derivatives applying cash flow hedge accounting of ￦15,778 million, net of tax, is included in other comprehensive income (loss).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

13.	Other Financial Assets

(1)	Other financial assets as of December 31, 2020 and 2021 are as follows:

			2020		2021
			Current	Non-current	Current	Non-current
			In millions of won
Loans	￦		78,806	762,555	88,406	903,397
Less: Allowance for doubtful accounts			(1)	(20,266)	(10)	(52,667)
Less: Present value discount			(842)	(30,090)	(807)	(29,248)

			77,963	712,199	87,589	821,482

Long-term / short-term financial instruments			1,483,482	578,621	1,278,014	450,494

		￦	1,561,445	1,290,820	1,365,603	1,271,976

(2)	Loans as of December 31, 2020 and 2021 are as follows:

		2020
		Face value	Allowance for doubtful accounts	Present value discount	Carrying value
		In millions of won
Short-term loans
Loans for tuition	￦	33,864	—	(842)	33,022
Loans for housing		21,988	—	—	21,988
Fisheries loan		3,816	—	—	3,816
Other loans		19,138	(1)	—	19,137

		78,806	(1)	(842)	77,963

Long-term loans
Loans for tuition		420,274	(9,091)	(30,090)	381,093
Loans for housing		237,100	—	—	237,100
Loans for related parties		50,682	(1,047)	—	49,635
Other loans		54,499	(10,128)	—	44,371

		762,555	(20,266)	(30,090)	712,199

	￦	841,361	(20,267)	(30,932)	790,162

		2021
		Face value	Allowance for doubtful accounts	Present value discount	Carrying value
		In millions of won
Short-term loans
Loans for tuition	￦	28,975	—	(807)	28,168
Loans for housing		25,750	—	—	25,750
Other loans		33,681	(10)	—	33,671

		88,406	(10)	(807)	87,589

Long-term loans
Loans for tuition		431,002	(37,783)	(29,248)	363,971
Loans for housing		282,833	—	—	282,833
Loans for related parties		150,541	(14,861)	—	135,680
Fisheries loan		203	—	—	203
Other loans		38,818	(23)	—	38,795

		903,397	(52,667)	(29,248)	821,482

	￦	991,803	(52,677)	(30,055)	909,071

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans for the years ended December 31, 2019, 2020 and 2021 are as follows:

		2019	2020	2021
		In millions of won
Beginning balance	￦	4,952	15,094	20,267
Bad debt expense		10,142	5,173	30,942
Other		—	—	1,468

Ending balance	￦	15,094	20,267	52,677

(4)	Long-term and short-term financial instruments as of December 31, 2020 and 2021 are as follows:

		2020		2021
		Current	Non-current	Current	Non-current
		In millions of won
Time deposits	￦	996,265	160,433	976,899	103,607
CD		50,000	—	—	—
RP		203,008	—	—	—
Others		234,209	418,188	301,115	346,887

	￦	1,483,482	578,621	1,278,014	450,494

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

14.	Inventories
Inventories as of December 31, 2020 and 2021 are as follows:

		2020
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	3,602,073	(885)	3,601,188
Merchandises		234	—	234
Work-in-progress		148,067	—	148,067
Finished goods		42,070	—	42,070
Supplies		2,280,682	(7,892)	2,272,790
Inventories-in-transit		666,967	—	666,967
Other inventories		11,593	—	11,593

	￦	6,751,686	(8,777)	6,742,909

		2021
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	3,655,588	(1,247)	3,654,341
Merchandises		512	—	512
Work-in-progress		180,220	—	180,220
Finished goods		27,254	—	27,254
Supplies		2,541,028	(3,869)	2,537,159
Inventories-in-transit		1,195,148	—	1,195,148
Other inventories		13,548	—	13,548

	￦	7,613,298	(5,116)	7,608,182

The reversals of the allowance for loss on inventory valuation due to increase in the net realizable value of inventories deducted from cost of sales for the years ended December 31, 2019, 2020 and 2021 were ￦4,872 million, ￦2,020 million and ￦11,422 million, respectively.
The amounts of loss from inventory valuation included in other gains or losses for the years ended December 31, 2019, 2020 and 2021 were ￦3,127 million, ￦4,998 million and ￦7,761 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

15.	Non-Financial Assets
Non-financial assets as of December 31, 2020 and 2021 are as follows:

		2020		2021
		Current	Non-current	Current	Non-current
		In millions of won
Advanced payments	￦	169,737	32,693	161,466	124,305
Prepaid expenses		216,073	140,730	756,729	151,095
Others (*1)		634,348	72,969	840,796	89,418

	￦	1,020,158	246,392	1,758,991	364,818

(*1) Details of others as of December 31, 2020 and 2021 are as follows:
		2020		2021
		Current	Non-current	Current	Non-current
		In millions of won
Greenhouse gas emissions rights	￦	357,355	—	524,658	—
Other quick assets		276,993	72,969	316,138	89,418

	￦	634,348	72,969	840,796	89,418

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of December 31, 2020 and 2021 are as follows:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2020	2021
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc.(*1)	Engineering and construction for utility plant and others	Korea	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	Korea	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	Korea	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	Korea	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	Philippines	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	Philippines	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	Lebanon	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	Singapore	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	Netherlands	100.00%	100.00%
Korea Imouraren Uranium Investment Corp.	Holding company	France	100.00%	—
KEPCO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	Bahrain	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	Jordan	80.00%	80.00%
KHNP Canada Energy Ltd.	Holding company	Canada	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	Canada	80.00%	80.00%
KEPCO Holdings de Mexico	Holding company	Mexico	100.00%	100.00%
KST Electric Power Company, S.A.P.I. de C.V.	Construction and operation of utility plant	Mexico	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	Mexico	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	Netherlands	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	Indonesia	51.00%	51.00%
PT. Cirebon Power Service(*2)	Operation of utility plant	Indonesia	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	Philippines	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	Jordan	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
DG Fairhaven Power, LLC	Power generation	USA	100.00%	—
KNF Canada Energy Limited	Holding company	Canada	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	Barbados	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	Korea	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	Indonesia	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	100.00%
KOSEP USA, Inc.	Power generation	USA	100.00%	—
PT. EWP Indonesia	Holding company	Indonesia	99.96%	99.96%
KEPCO Netherlands J3 B.V.	Holding company	Netherlands	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Global One Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Mira Power Limited(*3)	Power generation	Pakistan	76.00%	76.00%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2020 and 2021 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2020	2021
KOSEP Material Co., Ltd.	Recycling fly ashes	Korea	86.22%	86.22%
Commerce and Industry Energy Co., Ltd.(*4)	RDF power generation	Korea	85.03%	85.03%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	Philippines	99.99%	99.99%
KOSPO Chile SpA	Holding company	Chile	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	Indonesia	95.00%	95.00%
Hee mang sunlight Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	Jordan	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.(*5)	Operation of utility plant	Korea	50.00%	50.00%
VI Carbon Professional Private Special Asset Investment Trust 1	Holding company	Korea	96.67%	—
Chitose Solar Power Plant LLC	Power generation	Japan	80.10%	65.00%
KEPCO Energy Solution Co., Ltd.	Energy service	Korea	100.00%	100.00%
KEPCO Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
KOSPO Power Services Ltda.	Utility plant maintenance and others	Chile	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	Korea	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	Laos	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	100.00%
KEPCO Alamosa LLC	Holding company	USA	50.10%	50.10%
KEPCO Solar of Alamosa LLC	Power generation	USA	100.00%	100.00%
KEPCO Mangilao Holdings LLC(*6)	Holding company	USA	100.00%	100.00%
Mangilao Investment LLC	Holding company	USA	100.00%	100.00%
KEPCO Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	Korea	75.99%	79.03%
PT. Siborpa Eco Power	Construction and operation of utility plant	Indonesia	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	Korea	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	Korea	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	Korea	80.65%	80.65%
BSK E-New Industry Fund X	Holding company	Korea	66.80%	66.80%
PT. Korea Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	Chile	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	Korea	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
Nambu USA LLC	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	Korea	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	Korea	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	Korea	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Secutec Co., Ltd.	Security service	Korea	100.00%	100.00%
SE Green Energy Co., Ltd.	Power generation	Korea	84.80%	84.80%
KEPCO Mangilao America LLC(*7)	Holding company	USA	100.00%	100.00%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOAK Power Limited	Hydro power facility maintenance	Pakistan	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
Haenanum Energy Fund	Holding company	Korea	99.64%	99.64%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2020 and 2021 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2020	2021
Paju Ecoenergy Co., Ltd.	Power generation	Korea	89.00%	89.00%
Guam Ukudu Power LLC	Power generation	USA	100.00%	100.00%
TS Energy No. 25 Co., Ltd.	Power generation	Korea	90.00%	90.00%
KPS Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KEPCO E&C Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Moha solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
Ogiri Solar Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP USA LLC	Holding company	USA	100.00%	100.00%
KOMIPO Vanphong Power Service LLC	Utility plant maintenance and others	Vietnam	100.00%	100.00%
Energy Innovation Fund I	Holding company	Korea	71.91%	71.91%
KHNP Chile SpA	Holding company	Chile	—	100.00%
Yeong Yang Apollon Photovoltaic Co., Ltd.	Power generation	Korea	—	100.00%
Yeong Yang Corporation Co., Ltd.	Power generation	Korea	—	100.00%
SolarVader Co., Ltd.	Power generation	Korea	—	100.00%
Yeong Yang Innovation Co., Ltd.	Power generation	Korea	—	100.00%
Yeong Yang Horus Photovoltaic Co., Ltd.	Power generation	Korea	—	100.00%
Yeong Yang Solar Management Co., Ltd.	Power generation	Korea	—	100.00%
LSG Hydro Power Limited	Holding company	Pakistan	—	99.80%
KOEN Bio Co., Ltd.	Wood pellet utilization business	Korea	—	70.00%
KOMIPO Energy Solution America, LLC	Holding company	USA	—	100.00%
Elara Investment Holdings, LLC(*8)	Holding company	USA	—	0.10%
Elara Equity Holdings, LLC	Holding company	USA	—	51.22%
Elara Class B Holdings, LLC	Holding company	USA	—	100.00%
Elara Class B Member, LLC	Holding company	USA	—	100.00%
Elara Development Holdings, LLC	Holding company	USA	—	100.00%
Elara Development, LLC	Holding company	USA	—	100.00%
Elara Energy Holdings, LLC(*8)	Holding company	USA	—	43.94%
Elara Energy Project, LLC	Power generation	USA	—	100.00%
KOMIPO Iberian Solar Group, S.L.U.	Holding company	Spain	—	100.00%
Jeongam Wind Power Co., Ltd.	Power generation	Korea	—	80.00%
KOWEPO Europe B.V.	Holding company	Netherlands	—	100.00%
CVS Equity Holdings, LLC	Holding company	USA	—	100.00%
CVS Class B Holdings, LLC	Holding company	USA	—	100.00%
CVS Development Holdings, LLC	Holding company	USA	—	100.00%
CVS Development, LLC	Holding company	USA	—	100.00%
CVS Class B Member, LLC	Holding company	USA	—	100.00%
CVS Energy Holdings, LLC	Holding company	USA	—	100.00%
Concho Valley Energy, LLC	Holding company	USA	—	100.00%
Concho Valley Solar, LLC	Power generation	USA	—	100.00%
Yeongdeok Sunrise Wind Power Co., Ltd.	Power generation	Korea	—	70.00%
KHNP Spain, S.L.	Holding company	Spain	—	100.00%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2020 and 2021 are as follows, continued:

(*1)	Considering treasury stocks, the effective percentage of ownership is 66.08%.

(*2)
The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Company obtained the majority of the voting power under the shareholders’ agreement.

(*3)	As of the reporting date, the annual reporting period of all subsidiaries is December 31, except for Mira Power.

(*4)
The Company guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Company which can be exercised 84 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

(*5)	The subsidiary is included in the consolidated financial statements as the Company owns 50%+1 stake and has the ability to appoint a majority of the board members under the shareholders’ agreement.

(*6)
As of the end of the reporting period, the Company does not have a shareholding; however, this subsidiary is included in the consolidated financial statements as the Company has control over the entity by virtue of the right to nominate all 4 members of the board of directors.

(*7)
As of the end of the reporting period, the Company does not have a shareholding; however, this subsidiary is included in the consolidated financial statements as the Company has control over the entity by virtue of the right to nominate the CEO and key management members.

(*8)
The effective percentage of ownership is less than 50%. However, this consolidated subsidiary is included in the consolidated financial statements as the Company has control over the board of directors under the shareholders’ agreement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

16.	Consolidated Subsidiaries, Continued

(2)	Subsidiaries newly included in and excluded from consolidation for the year ended December 31, 2021 are as follows:
Subsidiaries included in consolidation during the year ended December 31, 2021.

Subsidiaries	Reason
KHNP Chile SpA	Newly established
Yeong Yang Apollon Photovoltaic Co., Ltd.	New investment
Yeong Yang Corporation Co., Ltd.	New investment
SolarVader Co., Ltd.	New investment
Yeong Yang Innovation Co., Ltd.	New investment
Yeong Yang Horus Photovoltaic Co., Ltd.	New investment
Yeong Yang Solar Management Co., Ltd.	New investment
LSG Hydro Power Limited	Newly established
KOEN Bio Co., Ltd.	Newly established
KOMIPO Energy Solution America, LLC	Newly established
Elara Investment Holdings, LLC	Newly established
Elara Equity Holdings, LLC	Newly established
Elara Class B Holdings, LLC	Newly established
Elara Class B Member, LLC	Newly established
Elara Development Holdings, LLC	Newly established
Elara Development, LLC	Newly established
Elara Energy Holdings, LLC	Newly established
Elara Energy Project, LLC	New investment
KOMIPO Iberian Solar Group, S.L.U.	New investment
Prime Swedish Holding AB	Newly established
Jeongam Wind Power Co., Ltd.	Change in a relationship
KOWEPO Europe B.V.	Newly established
CVS Equity Holdings, LLC	Newly established
CVS Class B Holdings, LLC	Newly established
CVS Development Holdings, LLC	Newly established
CVS Development, LLC	Newly established
CVS Class B Member, LLC	Newly established
CVS Energy Holdings, LLC	Newly established
Concho Valley Energy, LLC	Newly established
Concho Valley Solar, LLC	New investment
Yeongdeok Sunrise Wind Power Co., Ltd.	Newly established
KHNP Spain, S.L.	Newly established
Subsidiaries excluded from consolidation during the year ended December 31, 2021.

Subsidiaries	Reason
DG Fairhaven Power, LLC	Disposal
VI Carbon Professional Private Special Asset Investment Trust 1	Liquidation
Prime Swedish Holding AB	Change in a relationship
KOSEP USA, Inc.	Liquidation
Korea Imouraren Uranium Investment Corp.	Liquidation

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2020 and 2021 are as follows:

2020
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	61,859,753	35,652,467	9,938,941	647,641
Korea South-East Power Co., Ltd.		10,858,645	5,954,129	4,258,904	(139,149)
Korea Midland Power Co., Ltd.		13,028,436	9,357,603	4,293,364	(29,880)
Korea Western Power Co., Ltd.		10,357,023	6,594,779	3,605,986	(108,953)
Korea Southern Power Co., Ltd.		10,658,015	6,411,524	4,015,941	(17,588)
Korea East-West Power Co., Ltd.		9,619,485	4,974,645	4,155,416	(65,427)
KEPCO Engineering & Construction Company, Inc.		699,244	200,169	431,723	20,160
KEPCO Plant Service & Engineering Co., Ltd.		1,345,857	296,515	1,299,186	85,916
KEPCO Nuclear Fuel Co., Ltd.		798,368	390,155	331,228	14,542
KEPCO KDN Co., Ltd.		647,496	174,192	641,308	45,207
KEPCO International HongKong Ltd.		120,213	—	—	1,571
KEPCO International Philippines Inc.		133,215	366	—	35,182
KEPCO Gansu International Ltd.		7,753	512	—	(19)
KEPCO Philippines Holdings Inc.		187,375	127	—	65,792
KEPCO Philippines Corporation		6,173	17	—	(187)
KEPCO Ilijan Corporation		322,066	47,234	81,400	39,443
KEPCO Lebanon SARL		1,669	9,195	—	(59)
KEPCO Neimenggu International Ltd.		213,444	2,492	—	26,593
KEPCO Shanxi International Ltd.		508,363	196,408	—	2,278
KOMIPO Global Pte Ltd.		263,378	656	—	12,460
KEPCO Netherlands B.V.		117,449	71	—	14,503
Korea Imouraren Uranium Investment Corp.		13,955	123	—	(675)
KEPCO Australia Pty., Ltd.		451	17	—	71
KOSEP Australia Pty., Ltd.		34,249	3,500	14,327	2,150
KOMIPO Australia Pty., Ltd.		45,250	3,782	14,327	2,685
KOWEPO Australia Pty., Ltd.		44,270	2,909	14,327	1,663
KOSPO Australia Pty., Ltd.		38,341	2,750	14,327	2,242
KEPCO Middle East Holding Company		90,601	78,553	—	(1,539)
Qatrana Electric Power Company		464,507	287,859	21,279	24,717
KHNP Canada Energy Ltd.		63,794	26	—	(7)
KEPCO Bylong Australia Pty., Ltd.		44,691	349,542	—	16,897
Korea Waterbury Uranium Limited Partnership		20,908	165	—	(76)
KEPCO Holdings de Mexico		148	27	—	(14)
KST Electric Power Company, S.A.P.I. de C.V.		531,367	410,743	65,695	37,899
KEPCO Energy Service Company		2,255	994	5,880	507
KEPCO Netherlands S3 B.V.		44,042	54	—	2,833
PT. KOMIPO Pembangkitan Jawa Bali		12,946	3,298	20,306	4,775
PT. Cirebon Power Service		1,825	550	8,642	344
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		31,620	15,654	9,356	1,570
EWP America Inc.(*1)		37,681	2,683	14,312	(14,327)
KNF Canada Energy Limited		1,871	22	—	(50)
EWP Barbados 1 SRL		313,409	1,170	2,950	44,729
Gyeonggi Green Energy Co., Ltd.		265,768	240,366	64,660	(9,968)
PT. Tanggamus Electric Power		217,730	184,057	3,491	11,942
Gyeongju Wind Power Co., Ltd.		105,726	68,629	13,939	2,108
KOMIPO America Inc.		105,926	918	342	(1,783)
KOSEP USA, Inc.		1	4,837	—	—
PT. EWP Indonesia		33,900	1,125	—	7,083
KEPCO Netherlands J3 B.V.		138,824	84	—	28,242
Korea Offshore Wind Power Co., Ltd.		354,643	187,576	26,838	98
Global One Pioneer B.V.		177	60	—	(76)
Global Energy Pioneer B.V.		338	64	—	(70)
Mira Power Limited		348,737	266,565	31,172	(2,960)
KOSEP Material Co., Ltd.		2,312	429	3,457	189

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2020 and 2021 are as follows, continued:

2020
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Commerce and Industry Energy Co., Ltd.	￦	89,681	41,384	31,603	1,623
KEPCO KPS Philippines Corp.		3,119	284	5,151	158
KOSPO Chile SpA		128,795	48,813	—	(542)
PT. KOWEPO Sumsel Operation And Maintenance Services		108	241	—	(15)
Hee mang sunlight Power Co., Ltd.		7,261	4,339	423	(142)
Fujeij Wind Power Company		194,844	174,051	—	13,720
KOSPO Youngnam Power Co., Ltd.		389,071	294,408	254,966	3,405
VI Carbon Professional Private Special Asset Investment Trust 1		3,006	4	—	7
Chitose Solar Power Plant LLC		133,643	118,783	17,073	1,521
KEPCO Energy Solution Co., Ltd.		313,754	4,093	5,585	3,656
KEPCO Solar Co., Ltd.		230,443	23,098	3,933	1,888
KOSPO Power Services Ltda.		4,354	1,644	10,846	1,011
Energy New Industry Specialized Investment Private Investment Trust(*2)		279,489	24,173	23,682	8,248
KOEN Bylong Pty., Ltd.		6	75	—	(11)
KOMIPO Bylong Pty., Ltd.		7	76	—	(11)
KOWEPO Bylong Pty., Ltd.		6	64	—	—
KOSPO Bylong Pty., Ltd.		153	213	—	(2)
EWP Bylong Pty., Ltd.		6	35	—	28
KOWEPO Lao International		8,982	392	8,466	4,706
KEPCO US Inc.		16,154	—	—	(21)
KEPCO Alamosa LLC		31,353	270	127	(237)
KEPCO Solar of Alamosa LLC		68,336	42,910	9,096	(2,052)
KEPCO Mangilao Holdings LLC		25,785	28,924	—	(502)
Mangilao Investment LLC		38,090	14	—	(15)
KEPCO Mangilao Solar, LLC		69,830	34,029	—	(253)
Jeju Hanlim Offshore Wind Co., Ltd.		20,525	9,805	—	(3,049)
PT. Siborpa Eco Power		10,491	14	—	(361)
PT. Korea Energy Indonesia		1,746	196	2,428	190
KOLAT SpA		31,109	425	243	(216)
KEPCO California, LLC		41,973	4,683	—	(1,330)
KEPCO Mojave Holdings, LLC		95,326	67,138	—	(4,358)
Incheon Fuel Cell Co., Ltd.		192,184	170,976	—	(979)
KOEN Service Co., Ltd.		6,239	5,598	32,150	129
KOMIPO Service Co., Ltd.		3,381	3,649	28,596	(479)
KOWEPO Service Co., Ltd.		6,045	4,849	29,559	726
KOSPO Service Co., Ltd.		5,617	4,708	25,103	832
EWP Service Co., Ltd.		4,568	4,074	23,223	(15)
PT. KOMIPO Energy Indonesia		2,473	154	2,391	52
KNF Partners Co., Ltd.		1,470	743	5,487	256
KOSPO USA Inc.		120,380	266	—	(1,611)
Nambu USA LLC		42,739	—	—	544
Tamra Offshore Wind Power Co., Ltd.		150,957	112,184	22,200	4,575
KEPCO MCS Co., Ltd.		59,227	36,786	342,053	19,190
KEPCO FMS Co., Ltd.		14,390	12,585	89,228	837
Firstkeepers Co., Ltd.		13,981	12,234	68,538	2,994
Secutec Co., Ltd.		11,473	9,771	62,256	1,609
SE Green Energy Co., Ltd.		152,205	122,606	19,731	2,463
KEPCO Mangilao America LLC		1,793	—	—	—
Mangilao Intermediate Holdings LLC		100,609	80,210	—	(3,708)
KEPCO CSC Co., Ltd.		8,817	5,551	38,465	2,479
KOAK Power Limited		15,864	1,118	—	607

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2020 and 2021 are as follows, continued:

2020
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
KOMIPO Europe B.V.	￦	43,198	46	333	(386)
Haenanum Energy Fund		28,219	132	128	(13)
Paju Ecoenergy Co., Ltd.		57,320	3,506	3,069	247
Guam Ukudu Power LLC		3,165	3,589	—	(1,577)
TS Energy No. 25 Co., Ltd.		184,667	142,709	—	(3,779)
KPS Partners Co., Ltd.		2,139	1,127	3,562	313
KEPCO E&C Service Co., Ltd.		2,514	1,549	4,989	464
Moha solar Co., Ltd.		7,390	7,809	—	(364)
Ogiri Solar Power Co., Ltd.		1,032	—	—	—
KHNP USA LLC		464	23	229	119
KOMIPO Vanphong Power Service LLC		1,727	12	—	(34)
Energy Innovation Fund I		8,412	1	25	(201)

(*1)	Financial information of EWP America Inc. includes that of four other subsidiaries, EWP Renewable Corporation, DG Fairhaven Power, LLC, California Power Holdings, LLC and EWPRC Biomass Holdings, LLC.

(*2)
Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of four other subsidiaries, BSK
E-New
Industry Fund VII,
e-New
Industry LB Fund 1, Songhyun
e-New
Industry Fund and BSK
E-New
Industry Fund X.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2020 and 2021 are as follows, continued:

2021
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	64,638,690	38,361,337	9,324,391	302,232
Korea South-East Power Co., Ltd.		11,487,325	6,510,826	5,188,856	(58,096)
Korea Midland Power Co., Ltd.		13,756,040	9,912,907	5,263,302	54,869
Korea Western Power Co., Ltd.		10,822,780	7,116,671	4,970,805	(171,562)
Korea Southern Power Co., Ltd.		11,350,984	7,099,881	5,671,989	(113,352)
Korea East-West Power Co., Ltd.		9,895,739	5,163,005	4,743,030	10,872
KEPCO Engineering & Construction Company, Inc.		705,043	191,592	433,127	16,452
KEPCO Plant Service & Engineering Co., Ltd.		1,420,705	311,607	1,375,668	98,132
KEPCO Nuclear Fuel Co., Ltd.		837,249	405,614	323,729	25,799
KEPCO KDN Co., Ltd.		721,634	189,242	673,261	67,244
KEPCO International HongKong Ltd.		128,968	—	—	341
KEPCO International Philippines Inc.		154,317	482	—	8,766
KEPCO Gansu International Ltd.		7,151	559	—	(25)
KEPCO Philippines Holdings Inc.		191,757	128	—	60,192
KEPCO Philippines Corporation		6,122	19	—	(68)
KEPCO Ilijan Corporation		259,069	38,555	60,532	12,981
KEPCO Lebanon SARL		1,729	9,794	—	(86)
KEPCO Neimenggu International Ltd.		241,299	3,106	—	16,762
KEPCO Shanxi International Ltd.		551,407	207,844	—	3,526
KOMIPO Global Pte Ltd.		302,340	1,351	—	11,462
KEPCO Netherlands B.V.		133,610	866	—	5,395
Korea Imouraren Uranium Investment Corp.		83	—	—	(13,898)
KEPCO Australia Pty., Ltd.		481	11	—	25
KOSEP Australia Pty., Ltd.		44,798	5,561	22,013	8,268
KOMIPO Australia Pty., Ltd.		54,162	5,648	22,013	5,942
KOWEPO Australia Pty., Ltd.		54,564	4,766	22,013	7,387
KOSPO Australia Pty., Ltd.		43,886	4,502	22,013	5,940
KEPCO Middle East Holding Company		104,068	89,756	—	1,144
Qatrana Electric Power Company		480,809	262,725	21,368	19,156
KHNP Canada Energy Ltd.		109,326	25	—	29
KEPCO Bylong Australia Pty., Ltd.		44,319	394,349	—	(37,065)
Korea Waterbury Uranium Limited Partnership		20,920	159	—	(57)
KEPCO Holdings de Mexico		148	27	—	(8)
KST Electric Power Company, S.A.P.I. de C.V.		584,625	435,796	151,467	18,499
KEPCO Energy Service Company		2,500	956	12,070	574
KEPCO Netherlands S3 B.V.		51,045	150	—	3,199
PT. KOMIPO Pembangkitan Jawa Bali		13,499	3,314	18,296	885
PT. Cirebon Power Service		2,545	631	8,664	505
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		33,782	16,298	9,698	816
EWP America Inc.(*1)		46,687	1,278	18,335	6,807
KNF Canada Energy Limited		2,101	17	—	(43)
EWP Barbados 1 SRL		354,024	1,172	2,861	16,168
Gyeonggi Green Energy Co., Ltd.		243,977	224,132	93,794	(5,588)
PT. Tanggamus Electric Power		212,161	167,409	2,903	3,017
Gyeongju Wind Power Co., Ltd.		96,937	60,702	15,289	3,132
KOMIPO America Inc.(*2)		329,986	56,325	1,715	(1,311)
PT. EWP Indonesia		47,031	1,226	—	4,615
KEPCO Netherlands J3 B.V.		151,478	172	—	27,365
Korea Offshore Wind Power Co., Ltd.		359,393	188,507	36,020	3,820
Global One Pioneer B.V.		119	116	—	(132)
Global Energy Pioneer B.V.		293	131	—	(147)
Mira Power Limited		424,183	311,459	70,287	34,018
KOSEP Material Co., Ltd.		3,405	842	4,518	442
Commerce and Industry Energy Co., Ltd.		85,315	35,543	30,531	1,345
KEPCO KPS Philippines Corp.		8,051	3,652	9,768	1,493
KOSPO Chile SpA		142,956	56,688	—	(851)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2020 and 2021 are as follows, continued:

2021
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
PT. KOWEPO Sumsel Operation And Maintenance Services	￦	116	259	—	—
Hee mang sunlight Power Co., Ltd.		6,242	3,272	499	47
Fujeij Wind Power Company		200,783	169,340	—	14,739
KOSPO Youngnam Power Co., Ltd.		393,745	292,765	318,770	6,339
Chitose Solar Power Plant LLC		125,578	109,470	16,630	1,794
KEPCO Energy Solution Co., Ltd.		317,676	4,938	21,423	3,104
KEPCO Solar Co., Ltd.		231,567	22,229	11,305	2,014
KOSPO Power Services Ltda.		8,007	5,800	21,133	(356)
Energy New Industry Specialized Investment Private Investment Trust(*3)		336,932	28,536	19,405	11,116
KOEN Bylong Pty., Ltd.		8	86	—	—
KOMIPO Bylong Pty., Ltd.		8	86	—	(8)
KOWEPO Bylong Pty., Ltd.		8	86	—	(18)
KOSPO Bylong Pty., Ltd.		73	168	—	(20)
EWP Bylong Pty., Ltd.		8	54	—	—
KOWEPO Lao International		12,974	70	8,543	5,681
KEPCO US Inc.		17,601	—	—	—
KEPCO Alamosa LLC		34,100	297	124	(62)
KEPCO Solar of Alamosa LLC		57,104	41,953	8,008	(742)
KEPCO Mangilao Holdings LLC		28,504	32,501	—	(556)
Mangilao Investment LLC		43,459	29	—	(14)
KEPCO Mangilao Solar, LLC		206,018	166,095	—	(865)
Jeju Hanlim Offshore Wind Co., Ltd.		41,325	5,139	—	(2,893)
PT. Siborpa Eco Power		11,306	—	—	(105)
PT. Korea Energy Indonesia		1,917	215	1,681	37
KOLAT SpA		28,349	849	180	(464)
KEPCO California, LLC		43,732	4,113	1,310	160
KEPCO Mojave Holdings, LLC		95,294	71,358	—	(4,254)
Incheon Fuel Cell Co., Ltd.		259,111	236,901	46,034	962
KOEN Service Co., Ltd.		8,963	6,557	35,190	2,326
KOMIPO Service Co., Ltd.		4,384	4,475	32,323	(96)
KOWEPO Service Co., Ltd.		7,289	5,869	31,700	303
KOSPO Service Co., Ltd.		5,762	4,990	26,257	31
EWP Service Co., Ltd.		5,483	5,455	24,957	14
PT. KOMIPO Energy Indonesia		2,996	395	2,077	106
KNF partners Co., Ltd.		1,800	969	5,664	152
KOSPO USA Inc.		286,081	293	—	968
Nambu USA LLC		277,698	—	—	568
Tamra Offshore Wind Power Co., Ltd.		146,736	106,961	21,731	5,168
KEPCO MCS Co., Ltd.		80,277	39,139	349,116	19,043
KEPCO FMS Co., Ltd.		17,188	15,577	94,210	214
Firstkeepers Co., Ltd.		17,152	16,041	77,189	19
Secutec Co., Ltd.		13,176	10,662	65,963	1,774
SE Green Energy Co., Ltd.		153,105	119,461	38,867	4,025
KEPCO Mangilao America LLC		2,173	1	—	—
Mangilao Intermediate Holdings LLC		220,690	205,421	—	(6,975)
KEPCO CSC Co., Ltd.		8,093	6,799	41,854	(2,101)
KOAK Power Limited		14,363	393	—	(551)
KOMIPO Europe B.V.		70,431	97	402	(503)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2020 and 2021 are as follows, continued:

2021
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Haenanum Energy Fund	￦	7,463	3	40	(74)
Paju Ecoenergy Co., Ltd.		57,795	2,118	15,425	2,234
Guam Ukudu Power LLC		30,133	30,438	—	(2,030)
TS Energy No. 25 Co., Ltd.		353,324	318,977	421	(7,525)
KPS Partners Co., Ltd.		2,809	1,529	9,520	323
KEPCO E&C Service Co., Ltd.		4,054	1,889	15,985	1,242
Moha solar Co., Ltd.		32,808	33,933	48	(706)
Ogiri Solar Power Co., Ltd.		1,041	1	—	9
KHNP USA LLC		766	10	1,001	267
KOMIPO Vanphong Power Service LLC		3,758	860	3,853	958
Energy Innovation Fund I		22,616	3,202	—	(888)
KHNP Chile SpA		5,294	3,879	—	17
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,775	1,632	5	(30)
Yeong Yang Corporation Co., Ltd.		1,776	1,623	9	(19)
SolarVader Co., Ltd.		1,772	1,627	—	(26)
Yeong Yang Innovation Co., Ltd.		1,773	1,622	5	(21)
Yeong Yang Horus Photovoltaic Co., Ltd.		1,771	1,624	9	(24)
Yeong Yang Solar Management Co., Ltd.		1,774	1,625	—	(23)
LSG Hydro Power Limited		1	—	—	—
KOEN Bio Co., Ltd.		394	199	51	(305)
KOMIPO Iberian Solar Group, S.L.U.		70,993	56,707	—	1,354
Jeongam Wind Power Co., Ltd.		86,853	74,267	10,476	1,027
KOWEPO Europe B.V.		39,973	1,449	—	(744)
Yeongdeok Sunrise Wind Power Co., Ltd.		21,252	768	—	(116)
KHNP Spain, S.L.		5	—	—	—

(*1)	Financial information of EWP America Inc. includes that of three other subsidiaries, EWP Renewable Corporation, California Power Holdings, LLC and EWPRC Biomass Holdings, LLC.

(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.

(*3)
Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of four other subsidiaries, BSK
E-New
Industry Fund VII,
e-New
Industry LB Fund 1, Songhyun
e-New
Industry Fund and BSK
E-New
Industry Fund X.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ￦35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Company.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied, or prior written consent of financial institutions is obtained. The Company’s shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Jeongam Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied, and payments to the contracting party may be restricted depending on the financial management priority of the contract. The Company’s shares cannot be wholly or partially transferred without prior consent of other stakeholders including shareholders or financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ￦20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Company.

Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Korea Offshore Wind Power Co., Ltd.	Principals and interest payments on subordinated loans or dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

(5)	As of December 31, 2021, the Company has following entitlements in relation to its subsidiaries as per its shareholder’s agreements:

Company	Nature and extent of significant restrictions
KOSPO Youngnam Power Co., Ltd.	The Company holds the right to purchase all shares held by the financial investors of KOSPO Youngnam Power Co., Ltd., a subsidiary of the Company, at face value of the issued shares on the 7th and 12th years from the Company’s establishment date.

Jeongam Wind Power Co., Ltd.	When the Company requests other shareholders to transfer shares after the completion of the power generation complex, the Company has a right to purchase the shares at fair value.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-Company eliminations as of and for the years ended December 31, 2019, 2020 and 2021 are as follows:

2019
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	￦	173,931	779,764	257,593	864,596	2,075,884
Non-current assets		197,446	577,219	477,614	3,169,317	4,421,596
Current liabilities		(11,990)	(247,737)	(223,522)	(450,311)	(933,560)
Non-current liabilities		(44,166)	(47,020)	(19,472)	(2,193,501)	(2,304,159)
Net assets		315,221	1,062,226	492,213	1,390,101	3,259,761
Book value of non-controlling interests		154,458	520,491	166,959	551,423	1,393,331
Sales		95,072	1,244,613	448,635	855,023	2,643,343
Profit (loss) for the period		40,818	157,737	26,398	(48,963)	175,990
Profit (loss) for the period attributable to non-controlling interests		20,001	77,291	8,954	(24,264)	81,982
Cash flows from operating activities		101,707	164,373	27,081	219,450	512,611
Cash flows from investing activities		4,458	(89,159)	47,219	(356,434)	(393,916)
Cash flows from financing activities before dividends to non-controlling interests		(68,678)	(44,332)	(34,632)	223,233	75,591
Dividends to non-controlling interests		(48,750)	(39,466)	(1,807)	(9,233)	(99,256)
Effect of exchange rate fluctuation		2,111	(593)	(14)	2,501	4,005
Net increase (decrease) of cash and cash equivalents		(9,152)	(9,177)	37,847	79,517	99,035

2020
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	￦	236,602	755,454	235,805	801,813	2,029,674
Non-current assets		85,464	590,403	463,439	3,499,258	4,638,564
Current liabilities		(12,322)	(254,495)	(186,296)	(414,673)	(867,786)
Non-current liabilities		(34,912)	(42,020)	(13,873)	(2,511,848)	(2,602,653)
Net assets		274,832	1,049,342	499,075	1,374,550	3,197,799
Book value of non-controlling interests		134,668	514,177	169,286	552,035	1,370,166
Sales		81,400	1,299,186	431,723	956,692	2,769,001
Profit for the period		39,443	85,916	20,160	107,661	253,180
Profit for the period attributable to non-controlling interests		19,327	42,099	6,838	32,858	101,122
Cash flows from operating activities		121,835	74,159	15,225	240,987	452,206
Cash flows from investing activities		7,561	26,748	(34,333)	(661,820)	(661,844)
Cash flows from financing activities before dividends to non-controlling interests		(31,793)	(47,809)	(9,165)	371,448	282,681
Dividends to non-controlling interests		(30,319)	(42,336)	(4,000)	(4,643)	(81,298)
Effect of exchange rate fluctuation		(8,153)	(2,171)	(22)	(7,893)	(18,239)
Net increase (decrease) of cash and cash equivalents		59,131	8,591	(32,295)	(61,921)	(26,494)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-Company eliminations as of and for the years ended December 31, 2019, 2020 and 2021 are as follows, continued:

2021
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	￦	234,224	793,995	253,958	1,030,049	2,312,226
Non-current assets		24,845	626,710	451,085	3,829,243	4,931,883
Current liabilities		(30,783)	(265,017)	(183,100)	(599,373)	(1,078,273)
Non-current liabilities		(7,772)	(46,590)	(8,492)	(2,666,345)	(2,729,199)
Net assets		220,514	1,109,098	513,451	1,593,574	3,436,637
Book value of non-controlling interests		108,052	543,458	174,163	717,166	1,542,839
Sales		60,532	1,375,668	433,127	1,277,848	3,147,175
Profit for the year		12,981	98,132	16,452	120,488	248,053
Profit for the year attributable to non-controlling interests		6,361	48,085	5,581	25,803	85,830
Cash flows from operating activities		116,440	133,160	(16,270)	295,532	528,862
Cash flows from investing activities		2,216	(39,444)	19,061	(301,402)	(319,569)
Cash flows from financing activities before dividends to non-controlling interests		(88,927)	(30,599)	(8,467)	125,685	(2,308)
Dividends to non-controlling interests		—	(25,269)	(3,639)	(2,608)	(31,516)
Effect of exchange rate fluctuation		10,683	885	38	7,243	18,849
Net increase (decrease) of cash and cash equivalents		40,412	38,733	(9,277)	124,450	194,318

(7)	Changes in goodwill

(i)	Details of goodwill as of December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Acquisition cost	￦	98,166	105,647
Less: Accumulated impairment		—	—

Carrying book value	￦	98,166	105,647

(ii)	Changes in goodwill for the years ended December 31, 2020 and 2021 are as follows:

		2020
		Beginning	Increase	Decrease	Ending
		In millions of won
Acquisition cost	￦	97,977	189	—	98,166
Less: Accumulated impairment		—	—	—	—

Carrying book value	￦	97,977	189	—	98,166

		2021
		Beginning	Increase	Decrease	Ending
		In millions of won
Acquisition cost	￦	98,166	7,481	—	105,647
Less: Accumulated impairment		—	—	—	—

Carrying book value	￦	98,166	7,482	—	105,647

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

16.	Consolidated Subsidiaries, Continued

(8)	Disposals of subsidiaries
The Company has completed the liquidation process of VI Carbon Professional Private Special Asset Investment Trust 1, KOSEP USA, Inc., and
Korea
Imouraren Uranium Investment Corp. and has disposed of shares of DG Fairhaven Power, LLC during the year ended December 31, 2021. The Company had completed the liquidation process of EWP Philippines Corporation and had disposed of shares of DG Whitefield, LLC and Springfield Power, LLC during the year ended December 31, 2020.

(9)	Cash dividends received from subsidiaries for the years ended December 31, 2019, 2020 and 2021, respectively, are as follows:

Subsidiaries		2019	2020	2021
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	—	106,675	279,779
Korea South-East Power Co., Ltd.		7,143	11,905	—
Korea Midland Power Co., Ltd.		—	—	—
Korea Western Power Co., Ltd.		—	—	—
Korea Southern Power Co., Ltd.		15,277	—	—
Korea East-West Power Co., Ltd.		985	17,959	—
KEPCO Engineering & Construction Company, Inc.		3,519	7,793	7,089
KEPCO Plant Service & Engineering Co., Ltd.		41,084	44,068	26,301
KEPCO Nuclear Fuel Co., Ltd.		4,219	7,270	5,206
KEPCO KDN Co., Ltd.		19,136	14,720	18,854
KEPCO International HongKong Ltd.		10,243	11,858	—
KEPCO International Philippines Inc.		70,480	—	—
KEPCO Ilijan Corporation		65,776	34,502	7,955
KEPCO Philippines Holdings Inc.		63,522	70,876	60,520
KOSEP Australia Pty., Ltd.		8,120	1,856	—
KOSPO Australia Pty., Ltd.		4,335	—	3,095
Qatrana Electric Power Company		10,313	—	2,615
KEPCO KPS Philippines Corp.		3,854	1,215	—
Tamra Offshore Wind Power Co., Ltd.		4,823	2,640	—
KEPCO Netherlands S3 B.V.		874	6,981	—
PT. KOMIPO Pembangkitan Jawa Bali		1,971	—	153
KEPCO Netherlands J3 B.V.		—	—	27,237
Gyeongju Wind Power Co., Ltd.		2,800	2,800	2,800
VI Carbon Professional Private Special Asset Investment Trust 1		11	7	—
KOSPO Power Services Limitada		745	—	—
KEPCO Netherlands B.V.		13,266	11,098	—
PT. Cirebon Power Service		—	221	—
Chitose Solar Power Plant LLC		814	858	—
Fujeij Wind Power Company		—	6,306	11,920
KOSPO Jordan LLC		—	535	731
Energy Innovation Fund I		—	19	—

	￦	353,310	362,162	454,255

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of December 31, 2020 and 2021 are as follows:

2020
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Associates>
Korea Gas Corporation(*1)	Importing and wholesaling LNG	Korea	20.47%	￦	94,500	1,647,325
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	Korea	29.00%		4,727	25,630
YTN Co., Ltd.	Broadcasting	Korea	21.43%		59,000	40,549
Gangwon Wind Power Co., Ltd.(*2)	Power generation	Korea	15.00%		5,725	11,443
Hyundai Green Power Co., Ltd.	Power generation	Korea	29.00%		88,885	132,774
Korea Power Exchange(*3)	Management of power market and others	Korea	100.00%		127,839	269,122
Taebaek Wind Power Co., Ltd.	Power generation	Korea	25.00%		3,810	6,392
Taebaek Guinemi Wind Power Co., Ltd.	Power generation	Korea	25.00%		3,420	3,087
Pyeongchang Wind Power Co., Ltd.	Power generation	Korea	25.00%		3,875	5,027
Daeryun Power Co., Ltd.(*2)	Power generation	Korea	9.34%		40,854	26,353
Changjuk Wind Power Co., Ltd.	Power generation	Korea	30.00%		3,801	7,867
KNH Solar Co., Ltd.	Power generation	Korea	27.00%		1,296	2,436
SPC Power Corporation	Power generation	Philippines	38.00%		20,635	69,912
Gemeng International Energy Co., Ltd.	Power generation	China	34.00%		413,153	679,708
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	117,811
KNOC Nigerian East Oil Co., Ltd.(*4)	Resources development	Nigeria	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd.(*4)	Resources development	Nigeria	14.63%		12	—
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	27,865
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	425,234
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	110,292
Pioneer Gas Power Limited	Power generation	India	38.50%		49,831	—
Eurasia Energy Holdings	Power generation and resources development	Russia	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	64,570
Hadong Mineral Fiber Co., Ltd.(*2)	Recycling fly ashes	Korea	8.33%		50	—
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	Indonesia	29.00%		2,978	1,780
Samcheok Eco Materials Co., Ltd.(*5)	Recycling fly ashes	Korea	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	Korea	29.00%		1,740	4,197
Goseong Green Power Co., Ltd.(*2)	Power generation	Korea	1.12%		2,900	2,186
Gangneung Eco Power Co., Ltd.(*2)	Power generation	Korea	1.61%		2,900	2,368
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	69,591
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	Korea	28.00%		194	210
Dongducheon Dream Power Co., Ltd.(*6)	Power generation	Korea	33.61%		148,105	80,637
Jinbhuvish Power Generation Pvt. Ltd.(*2, 7)	Power generation	India	5.16%		9,000	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	Korea	46.59%		5,190	2,165
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	244,426
Daegu Photovoltaic Co., Ltd.	Power generation	Korea	29.00%		1,230	2,066
Busan Green Energy Co., Ltd.	Power generation	Korea	29.00%		5,243	8,778
Gunsan Bio Energy Co., Ltd.(*2)	Power generation	Korea	18.87%		1,000	—
Korea Electric Vehicle Charging Service	Electric vehicle charge service	Korea	28.00%		2,800	576
Korea Nuclear Partners Co., Ltd.	Electric material agency	Korea	28.98%		537	200
Korea Electric Power Corporation Fund(*8)	Developing electric enterprises	Korea	98.09%		51,500	41,926
Energy Infra Asset Management Co., Ltd.(*2)	Asset management	Korea	9.90%		297	938
Daegu clean Energy Co., Ltd.	Renewable power generation	Korea	28.00%		140	12
Yaksu ESS Co., Ltd.	Installing ESS related equipment	Korea	29.00%		210	454
Nepal Water & Energy Development Company Private Limited(*9)	Construction and operation of utility plant	Nepal	60.35%		50,268	42,677
Gwangyang Green Energy Co., Ltd.	Power generation	Korea	20.00%		2,000	926
PND S olar Co., Ltd.	Power generation	Korea	29.00%		1,250	1,149
Hyundai Eco Energy Co., Ltd.(*2)	Power generation	Korea	19.00%		3,610	4,250
YeongGwang Yaksu Wind Electric Co., Ltd.(*2)	Power generation	Korea	9.63%		533	312
Green Energy Electricity Generation Co., Ltd.	Power generation	Korea	29.00%		1,189	25
Korea Energy Solutions Co., Ltd.	R & D	Korea	20.00%		300	197
ITR Co., Ltd.	R & D	Korea	20.00%		50	40
Structure test network Co., Ltd.	Technical testing and consulting	Korea	20.00%		25	27
Namjeongsusang Solar Power Operation Co., Ltd.(*10)	Power generation	Korea	15.00%		969	103

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2020 and 2021 are as follows, continued:

2020
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
Indeck Niles Development, LLC(*11)	Power generation	USA	24.08%	￦	45,562	20,627
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	101
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	Korea	49.00%		7,300	7,326
Suwon New Power Co., Ltd.	Power generation	Korea	39.90%		798	1,054
KPGE Inc.	Power generation materials business	Korea	29.00%		287	287
Gwangbaek Solar Power Investment Co., Ltd.	Power generation	Korea	44.00%		4,757	4,682
Go deok Clean Energy Co., Ltd.(*12)	Fuel cell generation	Korea	61.00%		1,830	960
SureDataLab Co., Ltd.	R & D	Korea	23.95%		126	85
SEP Co., Ltd.	R & D	Korea	21.26%		27	14
Hankook Electric Power Information Co., Ltd.	R & D	Korea	25.25%		38	139
Tronix Co., Ltd.	R & D	Korea	20.00%		75	119
O2&B Global Co., Ltd.	R & D	Korea	20.00%		25	22
Muan Sunshine Solar Power Plant Co., Ltd.	Power generation	Korea	20.00%		1,570	1,096
Bigeum Resident Photovoltaic Power Co., Ltd.	Power generation	Korea	29.90%		1	—
Jeju SolarOne Co., Ltd.(*13)	Power generation	Korea	10.00%		161	159
Goesan Solar Park Co., Ltd.	Power generation	Korea	29.00%		1,276	1,684
Saemangeum Heemang Photovoltaic Co., Ltd.	Power generation	Korea	35.00%		11,022	11,022
Bitgoel Eco Energy Co., Ltd.	Power generation	Korea	29.00%		29	29
Jeju Gimnyeong Wind Power Co., Ltd.	Power generation	Korea	30.00%		714	1,578
Seoroseoro Sunny Power Plant Co., Ltd.(*14)	Power generation	Korea	19.46%		230	230
Muan Solar Park Co., Ltd.(*14)	Power generation	Korea	19.00%		4,180	4,180
YuDang Solar Co., Ltd.	Power generation	Korea	20.00%		360	360
Anjwa Smart Farm & Solar City Co., Ltd.(*14)	Power generation	Korea	19.50%		5,510	5,510
Daewon Green Energy Co., Ltd.	Power generation	Korea	25.36%		3,910	3,910

					2,481,761	4,250,787

<Joint ventures>
KEPCO-Uhde Inc.(*15)	Power generation	Korea	52.80%		11,355	100
Shuweihat Asia Power Investment B.V.	Holding company	Netherlands	49.00%		44,405	13,264
Shuweihat Asia Operation & Maintenance Company(*15)	Maintenance of utility plant	Cayman	55.00%		30	1,057
Waterbury Lake Uranium L.P.	Resources development	Canada	33.10%		26,602	19,797
ASM-BG Investicii AD	Power generation	Bulgaria	50.00%		16,101	18,200
RES Technology AD	Power generation	Bulgaria	50.00%		15,595	15,930
KV Holdings, Inc.	Power generation	Philippines	40.00%		2,103	2,405
KEPCO SPC Power Corporation(*15)	Construction and operation of utility plant	Philippines	75.20%		94,579	201,663
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	China	40.00%		16,621	6,530
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	188,478
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	42,530
Rabigh Electricity Company	Power generation	Saudi Arabia	40.00%		109,743	97,157
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	Saudi Arabia	40.00%		70	3,813
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	266,221
KW Nuclear Components Co., Ltd.	Manufacturing	Korea	45.00%		833	11,171
Busan Shinho Solar Power Co., Ltd.	Power generation	Korea	25.00%		2,100	5,378
Global Trade Of Power System Co., Ltd.(*16)	Exporting products and technology of small or medium business by proxy	Korea	29.00%		290	546
Expressway Solar-light Power Generation Co., Ltd.(*16)	Power generation	Korea	29.00%		1,856	2,896
Amman Asia Electric Power Company(*15)	Power generation	Jordan	60.00%		111,476	161,253
KAPES, Inc.(*15)	R & D	Korea	51.00%		5,629	—
Honam Wind Power Co., Ltd.	Power generation	Korea	29.00%		3,480	3,887
Jeongam Wind Power Co., Ltd.	Power generation	Korea	40.00%		5,580	4,620
Korea Power Engineering Service Co., Ltd.	Construction and service	Korea	29.00%		290	5,362
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	27,518
Yeonggwangbaeksu Wind Power Co., Ltd.(*16)	Power generation	Korea	15.00%		3,000	3,124
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		2,781	—
Kelar S.A.(*15)	Power generation	Chile	65.00%		78,060	71,449

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2020 and 2021 are as follows, continued:

2020
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%	￦	26,892	33,063
Incheon New Power Co., Ltd.(*17)	Power generation	Korea	29.00%		461	—
Seokmun Energy Co., Ltd.	Power generation	Korea	29.00%		15,370	14,814
Daehan Wind Power PSC	Power generation	Jordan	50.00%		7,493	—
Barakah One Company(*18)	Power generation	UAE	18.00%		118	—
Nawah Energy Company(*18)	Operation of utility plant	UAE	18.00%		296	270
Momentum	International thermonuclear experimental reactor construction management	France	33.33%		1	565
Daegu Green Power Co., Ltd.(*19)	Power generation	Korea	29.00%		46,225	23,045
Yeonggwang Wind Power Co., Ltd.	Power generation	Korea	46.00%		17,475	17,256
Chester Solar IV SpA	Power generation	Chile	45.00%		1,700	1,064
Chester Solar V SpA	Power generation	Chile	45.00%		525	277
Diego de Almagro Solar SpA	Power generation	Chile	45.00%		2,091	1,490
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,521	31,897
Daesan Green Energy Co., Ltd.	Power generation	Korea	35.00%		17,850	22,552
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	68,809
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	49,639
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	4,466
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	5,230
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	1,847
Laurel SpA	Power generation	Chile	45.00%		1,222	1,092
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd(*16)	Power generation	Australia	12.37%		4,095	4,129
Chile Solar JV SpA	Power generation	Chile	50.00%		37,689	34,883
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	Korea	47.31%		12,570	13,362
Cheong-Song Noraesan Wind Power Co., Ltd.	Power generation	Korea	29.01%		3,200	3,453
Chester Solar I SpA	Power generation	Chile	45.00%		1,181	1,621
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	49,017
Saemangeum Solar Power Co., Ltd.(*20)	Power generation	Korea	81.00%		26,399	24,292
Chungsongmeon BongSan wind power Co., Ltd.(*16)	Power generation	Korea	29.00%		2,900	4,124
Jaeun Resident Wind Power Plant Co., Ltd.(*16)	Power generation	Korea	29.00%		2,494	2,195
DE Energia SpA	Power generation	Chile	49.00%		8,364	8,187
Dangjin Eco Power Co., Ltd.	Power generation	Korea	34.00%		25,661	25,523
Haemodum Solar Co., Ltd.	Power generation	Korea	49.00%		2,940	3,065
Yangyang Wind Power Co., Ltd.	Power generation	Korea	50.00%		10,800	10,485
Horus Solar, S.A. De C.V.(*21)	Renewable power generation	Mexico	14.95%		5,068	3,394
Recursos Solares PV De Mexico II, S.A. De C.V.(*21)	Renewable power generation	Mexico	14.95%		3,678	3,660
Sunmex Renovables, S.A. De C.V.(*21)	Renewable power generation	Mexico	14.95%		307	240
Stavro Holding II A.B.	Holding company	Sweden	20.00%		8,829	9,277
Solaseado Solar Power Co., Ltd.	Power generation	Korea	38.90%		7,020	9,915
Yeongam Solar Power Co., Ltd.(*16)	Power generation	Korea	19.00%		6,460	6,042
Samsu Wind Power Co., Ltd.(*16)	Power generation	Korea	19.00%		2,637	2,607
Pulau Indah Power Plant Sdn. Bhd.	Power generation	Malaysia	25.00%		11,569	11,204
Sam-Yang Photovoltaic Power Co., Ltd.	Power generation	Korea	49.00%		5,245	5,535
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Holding company	Korea	29.53%		20,952	22,242
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream(*15)	Holding company	Korea	90.00%		15,699	16,129
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,395	63,029
Cheongna Energy Co., Ltd.(*20, 22)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	4,940
Naepo Green Energy Co., Ltd.(*23)	Power generation	Korea	29.20%		29,200	—
Dayone Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)(*24)	Power generation	Korea	30.66%		71,070	—
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		56,654	56,654
KAS Investment I LLC(*25)	Holding company	USA	29.89%		23,437	23,437
KAS Investment II LLC(*25)	Holding company	USA	29.89%		23,343	23,343
Energyco LLC	Power generation	Korea	29.00%		1,659	1,659

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2020 and 2021 are as follows, continued:

2020
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
CAES, LLC	Holding company	USA	36.00%	￦	19,414	17,626
Hapcheon Floating Photovoltaic Power Plant Inc.(*16)	Power generation	Korea	19.47%		1,890	1,890
Busan Industrial Solar Power Co., Ltd.	Power generation	Korea	28.02%		510	510
Bitsolar Energy Co., Ltd.	Power generation	Korea	27.10%		352	352

					1,943,392	1,919,746

				￦	4,425,153	6,170,533

(*1)	The effective percentage of ownership is 22.02% considering treasury stocks.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2020 and 2021 are as follows, continued:

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2020 and 2021 are as follows, continued:

2021
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Associates>
Korea Gas Corporation(*1)	Importing and wholesaling LNG	Korea	20.47%	￦	94,500	1,815,513
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	Korea	29.00%		4,727	24,617
YTN Co., Ltd.	Broadcasting	Korea	21.43%		59,000	51,828
Gangwon Wind Power Co., Ltd.(*2)	Power generation	Korea	15.00%		5,725	10,554
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	121,955
Korea Power Exchange(*3)	Management of power market and others	Korea	100.00%		127,839	269,728
Taebaek Wind Power Co., Ltd.	Power generation	Korea	25.00%		3,810	6,800
Taebaek Guinemi Wind Power Co., Ltd.	Power generation	Korea	25.00%		3,420	3,357
Pyeongchang Wind Power Co., Ltd.	Power generation	Korea	25.00%		3,875	5,411
Daeryun Power Co., Ltd.(*2)	Power generation	Korea	9.34%		40,854	25,426
Changjuk Wind Power Co., Ltd.	Power generation	Korea	30.00%		3,801	8,355
KNH Solar Co., Ltd.	Power generation	Korea	27.00%		1,296	2,278
SPC Power Corporation	Power generation	Philippines	38.00%		20,635	65,046
Gemeng International Energy Co., Ltd.	Power generation	China	34.00%		413,153	595,218
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	121,969
KNOC Nigerian East Oil Co., Ltd.(*4)	Resources development	Nigeria	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd.(*4)	Resources development	Nigeria	14.63%		12	—
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	35,077
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	661,289
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	122,786
Pioneer Gas Power Limited	Power generation	India	38.50%		49,831	—
Eurasia Energy Holdings	Power generation and resources development	Russia	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	92,441
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	Indonesia	29.00%		2,978	2,569
Samcheok Eco Materials Co., Ltd.(*5)	Recycling fly ashes	Korea	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	Korea	29.00%		1,740	3,808
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	260,858
Gangneung Eco Power Co., Ltd.(*2)	Power generation	Korea	1.61%		2,900	2,288
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	93,074
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	Korea	28.00%		194	223
Dongducheon Dream Power Co., Ltd.(*6)	Power generation	Korea	33.61%		148,105	74,198
Jinbhuvish Power Generation Pvt. Ltd.(*2)	Power generation	India	5.16%		9,000	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	Korea	46.59%		5,190	1,704
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	243,772
Daegu Photovoltaic Co., Ltd.	Power generation	Korea	29.00%		1,230	2,342
Busan Green Energy Co., Ltd.	Power generation	Korea	29.00%		5,243	5,032
Gunsan Bio Energy Co., Ltd.(*2)	Power generation	Korea	18.87%		1,000	—
Korea Electric Vehicle Charging Service(*2)	Electric vehicle charge service	Korea	17.50%		2,800	1,250
Hansuwon KNP Co., Ltd. (formerly, Korea Nuclear Partners Co., Ltd.)	Electric material agency	Korea	28.98%		537	219
Korea Electric Power Corporation Fund(*7)	Developing electric enterprises	Korea	98.09%		48,410	47,983
Energy Infra Asset Management Co., Ltd.(*2)	Asset management	Korea	9.90%		297	1,066
Daegu clean Energy Co., Ltd.	Renewable power generation	Korea	28.00%		140	12
YaksuESS Co., Ltd.	Installing ESS related equipment	Korea	29.00%		210	716
Nepal Water & Energy Development Company Private Limited (*8)	Construction and operation of utility plant	Nepal	69.06%		70,228	66,333
Gwangyang Green Energy Co., Ltd.	Power generation	Korea	20.00%		26,800	25,466
PND Solar Co., Ltd.	Power generation	Korea	29.00%		1,250	1,229
Hyundai Eco Energy Co., Ltd.(*2)	Power generation	Korea	19.00%		3,610	5,572
YeongGwang Yaksu Wind Electric Co., Ltd.(*2)	Power generation	Korea	9.63%		533	233
Green Energy Electricity Generation Co., Ltd.	Power generation	Korea	29.00%		1,189	1,713
Korea Energy Solutions Co., Ltd.	R & D	Korea	20.00%		300	123
ITR Co., Ltd.	R & D	Korea	20.00%		50	32
Structure test network Co., Ltd.	Technical testing and consulting	Korea	20.00%		25	306
Namjeongsusang Solar Power Operation Co., Ltd.(*9)	Power generation	Korea	15.00%		969	361

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2020 and 2021 are as follows, continued:

2021
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
Indeck Niles Development, LLC(*10)	Power generation	USA	56.25%	￦	268,113	246,273
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	111
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	Korea	49.00%		7,112	7,138
Suwon New Power Co., Ltd.	Power generation	Korea	39.90%		798	1,035
KPGE Inc.	Power generation materials business	Korea	29.00%		287	309
Gwangbaek Solar Power Investment Co., Ltd.	Power generation	Korea	44.00%		4,757	4,806
Go deok Clean Energy Co., Ltd.	Fuel cell generation	Korea	40.00%		5,560	4,302
SureDataLab Co., Ltd.	R & D	Korea	23.95%		126	128
SEP Co., Ltd.	R & D	Korea	21.26%		27	7
Hankook Electric Power Information Co., Ltd.	R & D	Korea	25.25%		38	161
Tronix Co., Ltd.	R & D	Korea	20.00%		75	109
O2&B Global Co., Ltd.	R & D	Korea	20.00%		25	35
Muan Sunshine Solar Power Plant Co., Ltd.	Power generation	Korea	20.00%		1,570	1,268
Bigeum Resident Photovoltaic Power Co., Ltd.	Power generation	Korea	29.90%		1	—
Goesan Solar Park Co., Ltd.	Power generation	Korea	29.00%		1,276	1,927
Saemangeum Heemang Photovoltaic Co., Ltd.	Power generation	Korea	35.00%		11,022	10,238
Bitgoel Eco Energy Co., Ltd.	Power generation	Korea	29.00%		4,640	4,356
Jeju Gimnyeong Wind Power Co., Ltd.	Power generation	Korea	30.00%		714	911
Seoroseoro Sunny Power Plant Co., Ltd.	Power generation	Korea	42.58%		706	721
Muan Solar P ark Co., Ltd.	Power generation	Korea	20.00%		4,400	6,083
YuDang Solar Co., Ltd.	Power generation	Korea	20.00%		360	565
Anjwa Smart Farm & Solar City Co., Ltd.	Power generation	Korea	20.00%		5,651	6,784
Daewon Green Energy Co., Ltd.	Power generation	Korea	25.36%		3,910	3,877
G.GURU Co., Ltd.	R & D	Korea	24.65%		493	403
UD4M Co., Ltd.(*2)	R & D	Korea	12.50%		75	144
Dongbu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		190	265
Seobu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		195	289
Korea Energy Data Co., Ltd.	R & D	Korea	29.37%		60	62
Gangneung Sacheon Fuel Cell Co., Ltd.(*7)	Power generation	Korea	65.00%		1,950	1,878
Kosture Co., Ltd.(*2)	Coal recycling business	Korea	0.26%		—	—
Digital Innovation Growth Fund(*7)	Holding company	Korea	76.92%		10,000	9,890
Taebaek Gadeoksan Wind Power Co., Ltd.(*18)	Power generation	Korea	39.65%		12,570	16,495
Chuncheon Green Energy Co., Ltd.(*7)	Power generation	Korea	68.00%		3,400	3,372
Yeomsubong Wind Power Co., Ltd.	Power generation	Korea	48.72%		95	95
Yeongyang Wind Power Corporation II	Power generation	Korea	30.00%		7,965	7,965
Haeparang Energy Co., Ltd.	Power generation	Korea	25.00%		2,241	2,241
Saemangeum Sebit Power Plant Co., Ltd.(*7)	Power generation	Korea	69.55%		6,000	6,000

					3,059,835	5,232,373

<Joint ventures>
KEPCO-Uhde Inc.(*11)	Power generation	Korea	52.80%		11,355	58
Shuweihat Asia Power Investment B.V.	Holding company	Netherlands	49.00%		44,405	37,069
Shuweihat Asia Operation & Maintenance Company(*11)	Maintenance of utility plant	Cayman	55.00%		30	1,380
Waterbury Lake Uranium L.P.	Resources development	Canada	33.10%		26,602	21,590
ASM-BG Investicii AD	Power generation	Bulgaria	50.00%		16,101	18,692
RES Technology AD	Power generation	Bulgaria	50.00%		15,595	16,703
KV Holdings, Inc.	Power generation	Philippines	40.00%		2,103	2,527
KEPCO SPC Power Corporation(*11)	Construction and operation of utility plant	Philippines	75.20%		94,579	198,979
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	China	40.00%		16,621	6,635
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	204,587
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	44,217
Rabigh Electricity Company	Power generation	Saudi Arabia	40.00%		109,743	143,678
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	Saudi Arabia	40.00%		70	4,071
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	294,649
KW Nuclear Components Co., Ltd.	Manufacturing	Korea	45.00%		833	15,734
Busan Shinho Solar Power Co., Ltd.	Power generation	Korea	25.00%		2,100	5,841

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2020 and 2021 are as follows, continued:

2021
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
Global Trade Of Power System Co., Ltd.(*12)	Exporting products and technology of small or medium business by proxy	Korea	29.00%	￦	290	597
Expressway Solar-light Power Generation Co., Ltd.(*12)	Power generation	Korea	29.00%		1,856	3,084
Amman Asia Electric Power Company(*11)	Power generation	Jordan	60.00%		111,476	178,679
KAPES, Inc.(*11)	R & D	Korea	51.00%		5,629	—
Honam Wind Power Co., Ltd.	Power generation	Korea	29.00%		3,480	4,041
Korea Power Engineering Service Co., Ltd.	Construction and service	Korea	29.00%		290	5,415
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	25,896
Yeonggwangbaeksu Wind Power Co., Ltd.(*12)	Power generation	Korea	15.00%		3,000	2,728
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		2,781	—
Kelar S.A. (*11)	Power generation	Chile	65.00%		78,060	86,695
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		26,892	46,546
Incheon New Power Co., Ltd.(*13)	Power generation	Korea	29.00%		461	—
Seokmun Energy Co., Ltd.	Power generation	Korea	29.00%		15,370	13,842
Daehan Wind Power PSC	Power generation	Jordan	50.00%		7,493	5,154
Barakah One Company(*14)	Power generation	UAE	18.00%		118	—
Nawah Energy Company(*14)	Operation of utility plant	UAE	18.00%		296	294
Momentum	International thermonuclear experimental reactor construction management	France	33.33%		1	368
Daegu Green Power Co., Ltd.(*15)	Power generation	Korea	29.00%		46,225	24,054
Yeonggwang Wind Power Co., Ltd.	Power generation	Korea	46.00%		17,475	17,646
Chester Solar IV SpA	Power generation	Chile	45.00%		1,700	—
Chester Solar V SpA	Power generation	Chile	45.00%		525	25
Diego de Almagro Solar SpA	Power generation	Chile	45.00%		2,091	362
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	37,360
Daesan Green Energy Co., Ltd.	Power generation	Korea	35.00%		17,850	21,244
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	73,167
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	47,015
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	1,883
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	5,998
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	2,120
Laurel SpA	Power generation	Chile	45.00%		1,222	290
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd.(*12)	Power generation	Australia	12.37%		4,095	3,625
Chile Solar JV SpA	Power generation	Chile	50.00%		37,689	32,457
Cheong-Song Noraesan Wind Power Co., Ltd.	Power generation	Korea	29.01%		3,200	4,106
Chester Solar I SpA	Power generation	Chile	45.00%		1,181	1,120
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	58,231
Saemangeum Solar Power Co., Ltd. (*16)	Power generation	Korea	81.01%		26,400	23,939
Chungsongmeon BongSan wind power Co., Ltd.(*12)	Power generation	Korea	29.00%		2,900	3,808
Jaeun Resident Wind Power Plant Co., Ltd.	Power generation	Korea	29.00%		2,494	1,958
DE Energia SpA	Power generation	Chile	49.00%		8,364	8,921
Dangjin Eco Power Co., Ltd.	Power generation	Korea	34.00%		25,661	26,109
Haemodum Solar Co., Ltd.	Power generation	Korea	49.00%		2,940	3,081
Yangyang Wind Power Co., Ltd.	Power generation	Korea	50.00%		12,000	11,191
Horus Solar, S.A. De C.V.(*17)	Renewable power generation	Mexico	14.95%		5,068	5,842
Recursos Solares PV De Mexico II, S.A. De C.V.(*17)	Renewable power generation	Mexico	14.95%		3,678	4,536
Sunmex Renovables, S.A. De C.V.(*17)	Renewable power generation	Mexico	14.95%		1,678	1,610
Stavro Holding II A.B.	Holding company	Sweden	20.00%		17,615	17,627
Solaseado Solar Power Co., Ltd.	Power generation	Korea	38.90%		7,020	9,891
Yeongam Solar Power Co., Ltd.(*12)	Power generation	Korea	19.00%		6,460	6,838
Samsu Wind Power Co., Ltd.(*12)	Power generation	Korea	19.00%		2,637	2,828
Pulau Indah Power Plant Sdn. Bhd.	Power generation	Malaysia	25.00%		23,833	22,099
Sam-Yang Photovoltaic Power Co., Ltd.	Power generation	Korea	49.00%		5,245	4,993
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Holding company	Korea	29.53%		19,983	21,456
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream(*11)	Holding company	Korea	90.00%		15,699	16,288

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2020 and 2021 are as follows, continued:

2021
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%	￦	59,535	81,595
Cheongna Energy Co., Ltd.(*16)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	11,198
Naepo Green Energy Co., Ltd.	Power generation	Korea	29.20%		29,200	—
Dayone Energy Co., Ltd.(*19)	Power generation	Korea	30.66%		71,070	—
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		76,916	79,700
KAS Investment I LLC	Holding company	USA	29.89%		23,437	15,273
KAS Investment II LLC	Holding company	USA	29.89%		23,343	15,213
Energyco Co., Ltd. (formerly, Energyco LLC)	Power generation	Korea	29.00%		1,659	1,535
CAES, LLC	Holding company	USA	36.00%		19,414	18,435
Hapcheon Floating Photovoltaic Power Plant Inc.(*12)	Power generation	Korea	49.00%		7,512	6,971
Busan Industrial Solar Power Co., Ltd.	Power generation	Korea	28.02%		510	612
Bitsolar Energy Co., Ltd.	Power generation	Korea	27.10%		352	352
Pulau Indah O&M Sdn. Bhd.(*20)	Power generation	Malaysia	60.00%		—	—
Guadalupe Solar SpA(*20)	Power generation	Chile	60.00%		1,397	659
Omisan Wind Power Co., Ltd.	Power generation	Korea	42.00%		10,752	10,633
Foresight Iberian Solar Group Holding, S.L.(*20)	Power generation	Spain	75.00%		9,697	9,743
Yeongwol Eco Wind Co., Ltd.	Power generation	Korea	29.00%		3,089	3,196
Gurae Resident Power Co., Ltd.	Power generation	Korea	29.00%		386	395
Cheongju Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,858	5,465
Enel X Midland Photovoltaic, LLC	Power generation	Korea	20.00%		1,695	1,688
Geumsungsan Wind Power Co., Ltd.	Power generation	Korea	29.00%		6,531	6,053
KEPCO KPS Carabao Corp.	Utility plant maintenance	Philippines	40.00%		93	386
Prime Swedish Holding AB	Holding company	Sweden	45.00%		14,514	15,441
Goheung New Energy Co., Ltd.	Power generation	Korea	46.15%		12,959	11,708
Gunsan Land Solar Co., Ltd.(*20)	Power generation	Korea	75.29%		19,091	19,317
CapMan Lynx SCA, SICAR	Holding company	Luxembourg	50.00%		9,601	9,976
International Offshore Power Transmission Holding Company Limited	Undersea transmission network operation	UAE	35.00%		—	—
					2,069,491	2,239,011

				￦	5,129,326	7,471,384

(*1)	Due to changes in equity, the nominal and effective percentage of ownership are 20.47%.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2020 and 2021 are as follows, continued:

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

(*10)	According to the shareholders’ agreement, additional investment of 50% of total stake is agreed by March 2022.

(*11)
The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties. Accordingly, the entities are classified as joint ventures.

(*12)	According to the shareholders’ agreement, the parties have joint control over all decisions related to finance and operation. Accordingly, the entity is classified as joint ventures.

(*13)
The joint arrangement which the Company has joint control is structured through a separate company. The parties have joint control over the joint arrangement are classified as joint ventures, judging that they have rights to the net assets of the arrangement.

(*14)	The effective percentage of ownership is less than 20%. However, decisions in relevant actitvities must be agreed by ownership parties. Accordingly, the entity is classified as joint ventures.

(*15)	Although the nominal percentage of ownership is 29%, the effective percentage of ownership is 54.24%, considering the interest of financial investors as a liability component.

(*16)	The effective percentage of ownership is more than 50%. However, decisions in relevant actitvities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

(*17)
The effective percentage of ownership is less than 20%. However, according to the shareholders’ agreement, decisions related pricipal operation must be agreed by all ownership parties. Accordingly, the Company can exercise significant influence.

(*18)	The percentage of ownership decreased due to the unequal capital increase. The entity was reclassified from a joint venture to an associate, due to the changes in voting rights.

(*19)
According to the Dayone Energy Co., Ltd. Investment Agreement signed in March 2011, the Company has a commitment to guarantee principal and certain returns on shares of Dayone Energy Co., Ltd. held by NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation. Since NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation have put option regarding their share of the entity, the Company was deemed to have acquired an additional 15.64% stake. As a result, the effective percentage of ownership is 46.3% in the current and prior period. In accordance with shareholders’ agreement signed during the current period, the Company has joint control with other investors in making important financial and operation decisions, so it has been reclassified from an associate to a joint venture.

(*20)	The effective percentage of ownership is more than 50%. However, decisions in relevant actitvities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of December 31, 2020 and 2021 are as follows:

Investees		2020	2021
		In millions of won
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	￦	45,048	115,339
Korea Gas Corporation(*)		584,010	738,990
YTN Co., Ltd.		27,000	26,550
SPC Power Corporation		139,698	203,589
PT. Bayan Resources TBK		798,510	1,495,801

(*)
An indicator of impairment has been identified for the Company’s investment in Korea Gas Corporation (“KOGAS”) for the years ended December 31, 2020 and 2021 as management determined that the carrying amount of the investment in KOGAS at ￦1,647,325 million and ￦1,815,513 million respectively were significantly higher than its fair value. Accordingly, management has assessed the recoverable amount of the investment by estimating the Company’s share of the present value of the estimated future cash flows expected to be generated by KOGAS. The carrying amount of KOGAS as at December 31, 2020 and 2021 are supported by the recoverable amount determination and as such, no impairment has been recognized for the years ended December 31, 2020 and 2021.

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
discount rate of 4.60% and 4.90% was applied to
post-tax
cash flows respectively as at December 31, 2020 and 2021.

Changes in circumstances may affect the assumptions used to determine recoverable amount and could result in an impairment of KOGAS at future reporting dates.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2020 and 2021 are as follows:

2020
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Korea Gas Corporation	￦	1,693,967	—	—	(7,182)	(14,104)	(25,023)	(333)	1,647,325
Korea Electric Power Industrial Development Co., Ltd.		25,393	—	—	(2,146)	3,806	—	(1,423)	25,630
YTN Co., Ltd.		39,747	—	—	(90)	1,086	(6)	(188)	40,549
Cheongna Energy Co., Ltd.		1,411	990	—	—	2,518	—	(4,919)	—
Gangwon Wind Power Co., Ltd.		12,327	—	—	(1,988)	1,104	—	—	11,443
Hyundai Green Power Co., Ltd.		124,253	—	—	(8,889)	17,410	—	—	132,774
Korea Power Exchange		258,899	—	—	—	1,860	1	8,362	269,122
Dayone Energy Co., Ltd.		—	—	—	—	—	—	—	—
Ecollite Co., Ltd.(*1)		—	—	—	—	—	—	—	—
Taebaek Wind Power Co., Ltd.		7,039	—	—	(175)	(472)	—	—	6,392
Taebaek Guinemi Wind Power Co., Ltd.		2,553	—	—	—	534	—	—	3,087
Pyeongchang Wind Power Co., Ltd.		5,877	—	—	(813)	(37)	—	—	5,027
Daeryun Power Co., Ltd.		26,247	—	—	—	104	—	2	26,353
Changjuk Wind Power Co., Ltd.		8,520	—	—	(750)	97	—	—	7,867
KNH Solar Co., Ltd.		2,382	—	—	—	54	—	—	2,436
SPC Power Corporation		63,583	—	—	(10,764)	5,491	11,649	(47)	69,912
Gemeng International Energy Co., Ltd.		670,896	—	—	(11,620)	15,965	4,468	(1)	679,708
PT. Cirebon Electric Power		123,425	—	—	(9,782)	11,330	434	(7,596)	117,811
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(22)	671	(649)	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(22)	617	(595)	—
PT Wampu Electric Power		29,355	—	—	(1,303)	3,245	(1,639)	(1,793)	27,865
PT. Bayan Resources TBK		445,141	—	—	(15,720)	17,139	(21,256)	(70)	425,234
S-Power Co., Ltd.		115,784	—	—	—	(5,429)	—	(63)	110,292
Pioneer Gas Power Limited		—	—	—	—	—	—	—	—
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		72,935	—	—	—	(2,896)	(5,469)	—	64,570
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
Green Biomass Co., Ltd.		108	—	(108)	—	—	—	—	—
PT. Mutiara Jawa		1,438	—	—	—	459	(117)	—	1,780
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		6,610	—	—	—	(2,413)	—	—	4,197
Naepo Green Energy Co., Ltd.		—	—	—	—	(9,789)	—	9,789	—
Goseong Green Power Co., Ltd.		2,340	—	—	—	(154)	—	—	2,186
Gangneung Eco Power Co., Ltd.		2,430	—	—	—	(62)	—	—	2,368
Shin Pyeongtaek Power Co., Ltd.		66,956	—	—	—	11,877	(3,604)	(5,638)	69,591
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		215	—	—	—	(5)	—	—	210

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2020 and 2021 are as follows, continued:

2020
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Dongducheon Dream Power Co., Ltd.	￦	76,547	—	—	—	4,095	—	(5)	80,637
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		2,361	—	—	—	(411)	—	215	2,165
GS Donghae Electric Power Co., Ltd.		255,983	—	—	(25,796)	14,265	—	(26)	244,426
Daegu Photovoltaic Co., Ltd.		2,060	—	—	(325)	331	—	—	2,066
Busan Green Energy Co., Ltd.		10,637	—	—	—	(1,862)	—	3	8,778
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		1,063	—	—	—	(491)	—	4	576
Korea Nuclear Partners Co., Ltd.		—	247	—	—	(43)	(4)	—	200
Korea Electric Power Corporation Fund		41,126	—	—	—	(908)	1,708	—	41,926
Energy Infra Asset Management Co., Ltd.		791	—	—	—	147	—	—	938
Daegu clean Energy Co., Ltd.		13	—	—	—	(1)	—	—	12
YaksuESS Co., Ltd.		516	—	—	—	(62)	—	—	454
Nepal Water & Energy Development Company Private Limited		31,145	14,697	—	—	(1,699)	(1,466)	—	42,677
Gwangyang Green Energy Co., Ltd.		948	—	—	—	(22)	—	—	926
PND Solar Co., Ltd.		1,144	—	—	—	5	—	—	1,149
Hyundai Eco Energy Co., Ltd.		3,781	—	—	—	469	—	—	4,250
YeongGwang Yaksu Wind Electric Co., Ltd.		386	—	—	—	(74)	—	—	312
Green Energy Electricity Generation Co., Ltd.		163	—	—	—	(138)	—	—	25
Korea Energy Solutions Co., Ltd.		259	—	—	—	(62)	—	—	197
ITR Co., Ltd.		33	—	—	—	7	—	—	40
Structure test network Co., Ltd.		21	—	—	—	6	—	—	27
Namjeongsusang Solar Power Operation Co., Ltd.		812	—	—	—	(709)	—	—	103
Indeck Niles Development, LLC		—	45,562	—	—	(13,344)	(9,846)	(1,745)	20,627
Indeck Niles Asset Management, LLC		87	—	—	(539)	559	—	(6)	101
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		7,126	294	(99)	(291)	296	—	—	7,326
Suwon New Power Co., Ltd.		798	—	—	—	256	—	—	1,054
KPGE Inc.		287	—	—	—	—	—	—	287
Gwangbaek Solar Power Investment Co., Ltd.		2,054	2,703	—	—	(75)	—	—	4,682
Go deok Clean Energy Co., Ltd.		1,830	—	—	—	(843)	(27)	—	960
SureDataLab Co., Ltd.		—	126	—	—	(41)	—	—	85
SEP Co., Ltd.		—	27	—	—	(13)	—	—	14
Hankook Electric Power Information Co., Ltd.		—	38	—	—	101	—	—	139
Tronix Co., Ltd.		—	75	—	—	44	—	—	119
O2&B Global Co., Ltd.		—	25	—	—	(3)	—	—	22
Muan Sunshine Solar Power Plant Co., Ltd.		—	79	—	—	(475)	—	1,492	1,096
Bigeum Resident Photovoltaic Power Co., Ltd.		—	—	—	—	—	—	—	—
Jeju SolarOne Co., Ltd.		—	161	—	—	—	(2)	—	159
Energy Innovation Fund I		—	4,000	—	(2)	(159)	—	(3,839)	—
Goesan Solar Park Co., Ltd.		—	1,276	—	—	408	—	—	1,684
Saemangeum Heemang Photovoltaic Co., Ltd.		—	11,022	—	—	—	—	—	11,022
Bitgoel Eco Energy Co., Ltd.		—	29	—	—	—	—	—	29
Jeju Gimnyeong Wind Power Co., Ltd.		—	714	—	—	864	—	—	1,578

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2020 and 2021 are as follows, continued:

2020
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Seoroseoro Sunny Power Plant Co., Ltd.	￦	—	230	—	—	—	—	—	230
Muan Solar Park Co., Ltd.		—	4,180	—	—	—	—	—	4,180
YuDang Solar Co., Ltd.		—	360	—	—	—	—	—	360
Anjwa Smart Farm & Solar City Co., Ltd.		—	5,510	—	—	—	—	—	5,510
Daewon Green Energy Co., Ltd.		—	3,910	—	—	—	—	—	3,910

		4,251,802	96,255	(207)	(98,175)	59,092	(48,911)	(9,069)	4,250,787

<Joint ventures>
KEPCO-Uhde Inc.		134	—	—	—	(34)	—	—	100
Shuweihat Asia Power Investment B.V.		18,318	—	—	(4,337)	5,919	(6,636)	—	13,264
Shuweihat Asia Operation & Maintenance Company		1,408	—	—	(922)	1,074	(503)	—	1,057
Waterbury Lake Uranium L.P.		20,562	—	—	—	4	(769)	—	19,797
ASM-BG Investicii AD		19,376	—	—	(4,206)	2,575	455	—	18,200
RES Technology AD		16,248	—	—	(1,981)	1,051	612	—	15,930
KV Holdings, Inc.		2,441	—	—	(617)	580	1	—	2,405
KEPCO SPC Power Corporation		214,794	—	—	(48,486)	48,479	(12,995)	(129)	201,663
Gansu Datang Yumen Wind Power Co., Ltd.		8,149	—	—	—	(1,718)	99	—	6,530
Datang Chifeng Renewable Power Co., Ltd.		185,307	—	—	(13,453)	15,317	1,307	—	188,478
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		41,024	—	—	—	1,231	275	—	42,530
Rabigh Electricity Company		109,096	—	—	(14,956)	25,474	(22,458)	1	97,157
Rabigh Operation & Maintenance Company Limited		6,879	—	—	(5,340)	2,788	(514)	—	3,813
Jamaica Public Service Company Limited		253,607	—	—	(4,352)	24,669	(10,891)	3,188	266,221
KW Nuclear Components Co., Ltd.		9,052	—	—	(833)	2,952	—	—	11,171
Busan Shinho Solar Power Co., Ltd.		5,045	—	—	(330)	663	—	—	5,378
Global Trade Of Power System Co., Ltd.		571	—	—	—	(25)	—	—	546
Expressway Solar-light Power Generation Co., Ltd.		2,883	—	—	—	13	—	—	2,896
Amman Asia Electric Power Company		192,164	—	—	(28,281)	20,165	(22,795)	—	161,253
KAPES, Inc.		10,832	—	—	—	(10,806)	—	(26)	—
Honam Wind Power Co., Ltd.		4,375	—	—	(435)	(53)	—	—	3,887
Jeongam Wind Power Co., Ltd.		4,437	—	—	—	183	—	—	4,620
Korea Power Engineering Service Co., Ltd.		4,902	—	—	—	446	—	14	5,362
Chun-cheon Energy Co., Ltd.		34,872	—	—	—	(7,354)	—	—	27,518
Yeonggwangbaeksu Wind Power Co., Ltd.		3,040	—	—	—	84	—	—	3,124
Nghi Son 2 Power LLC		—	—	—	—	—	—	—	—
Kelar S.A.		70,462	—	—	—	14,864	(9,186)	(4,691)	71,449
PT. Tanjung Power Indonesia		34,327	—	—	—	7,522	(9,220)	434	33,063
Incheon New Power Co., Ltd.		—	—	—	—	—	—	—	—
Seokmun Energy Co., Ltd.		17,342	—	—	—	(2,528)	—	—	14,814
Daehan Wind Power PSC		1,757	4,302	—	—	(626)	(5,433)	—	—
Barakah One Company		—	—	—	—	—	—	—	—
Nawah Energy Company		285	—	—	—	2	(17)	—	270
Momentum		553	—	—	(404)	399	17	—	565
Daegu Green Power Co., Ltd.		22,824	—	—	—	128	—	93	23,045
Yeonggwang Wind Power Co., Ltd.		17,627	—	—	—	(371)	—	—	17,256
Chester Solar IV SpA		672	—	—	—	389	80	(77)	1,064
Chester Solar V SpA		146	—	—	—	135	17	(21)	277
Diego de Almagro Solar SpA		1,035	—	—	—	455	107	(107)	1,490
South Jamaica Power Company Limited		13,863	—	—	—	20,468	(2,432)	(2)	31,897
Daesan Green Energy Co., Ltd.		17,182	—	—	—	5,371	—	(1)	22,552

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2020 and 2021 are as follows, continued:

2020
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
RE Holiday Holdings LLC	￦	42,070	—	—	—	33,072	(6,333)	—	68,809
RE Pioneer Holdings LLC		31,156	—	—	(1,246)	24,466	(4,737)	—	49,639
RE Barren Ridge 1 Holdings LLC		42,916	—	—	(872)	(35,735)	(1,843)	—	4,466
RE Astoria 2 LandCo LLC		5,602	—	—	(249)	210	(333)	—	5,230
RE Barren Ridge LandCo LLC		1,966	—	—	(95)	95	(119)	—	1,847
Laurel SpA		595	—	—	—	498	80	(81)	1,092
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		4,024	—	—	—	(24)	129	—	4,129
Chile Solar JV SpA		34,859	—	—	—	187	(163)	—	34,883
Taebaek Gadeoksan Wind Power Co., Ltd.		7,846	4,070	—	—	1,468	(22)	—	13,362
Cheong-Song Noraesan Wind Power Co., Ltd.		3,043	—	—	—	409	—	1	3,453
Chester Solar I SpA		1,157	—	—	—	472	107	(115)	1,621
Solar Philippines Calatagan Corporation		48,930	—	—	(6,439)	6,745	(219)	—	49,017
Saemangeum Solar Power Co., Ltd.		8,324	16,399	—	—	(431)	—	—	24,292
Chungsongmeon BongSan wind power Co., Ltd.		2,764	—	—	—	(232)	1,592	—	4,124
Jaeun Resident Wind Power Plant Co., Ltd.		2,198	—	—	—	(3)	—	—	2,195
DE Energia SpA		8,665	—	—	—	506	572	(1,556)	8,187
Dangjin Eco Power Co., Ltd.		25,661	—	—	—	96	(237)	3	25,523
Haemodum Solar Co., Ltd.		2,940	—	—	—	140	(15)	—	3,065
Yangyang Wind Power Co., Ltd.		10,800	—	—	—	(286)	(29)	—	10,485
Horus Solar, S.A. DE C.V.		3,403	1,665	—	—	(1,985)	311	—	3,394
Recursos Solares PV De Mexico II, S.A. De C.V.		672	3,006	—	—	36	(54)	—	3,660
Sunmex Renovables, S.A. De C.V.		222	85	—	—	(46)	(21)	—	240
Stavro Holding II A.B.		5,625	3,305	—	—	(156)	346	157	9,277
Solaseado Solar Power Co., Ltd.		—	7,020	—	—	2,895	—	—	9,915
Yeongam Solar Power Co., Ltd.		—	6,460	—	—	(418)	—	—	6,042
Samsu Wind Power Co., Ltd.		—	2,637	—	—	(30)	—	—	2,607
Pulau Indah Power Plant Sdn. Bhd.		—	11,569	—	—	(144)	(221)	—	11,204
Sam-Yang Photovoltaic Power Co., Ltd.		—	5,245	—	—	290	—	—	5,535
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		—	20,952	—	(1,388)	2,678	—	—	22,242
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		—	15,699	—	—	430	—	—	16,129
PT Barito Wahana Tenaga		—	59,395	—	—	4,923	(1,289)	—	63,029
Cheongna Energy Co., Ltd.		—	—	—	—	21	—	4,919	4,940
Naepo Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Dayone Energy Co., Ltd.		—	—	—	—	—	—	—	—
OneEnergy Asia Limited		—	56,654	—	—	—	—	—	56,654
KAS Investment I LLC		—	23,437	—	—	—	—	—	23,437
KAS Investment II LLC		—	23,343	—	—	—	—	—	23,343
Energyco LLC		—	1,659	—	—	—	—	—	1,659
CAES, LLC		—	19,414	—	(297)	—	—	(1,491)	17,626
Hapcheon Floating Photovoltaic Power Plant Inc.		—	1,890	—	—	—	—	—	1,890
Busan Industrial Solar Power Co., Ltd.		—	510	—	—	—	—	—	510
Bitsolar Energy Co., Ltd.		—	352	—	—	—	—	—	352

		1,663,029	289,068	—	(139,519)	220,032	(113,377)	513	1,919,746

	￦	5,914,831	385,323	(207)	(237,694)	279,124	(162,288)	(8,556)	6,170,533

(*1)
The Company recognized a impairment loss for the carrying amount of Ecollite Co., Ltd. during the prior period due to the suspension of operating activities. Ecollite Co., Ltd. has been removed from associates since it is under the process of liquidation as of December 31, 2020.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2020 and 2021 are as follows, continued:

2021
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Korea Gas Corporation	￦	1,647,325	—	—	—	209,357	13,017	(54,186)	1,815,513
Korea Electric Power Industrial Development Co., Ltd.		25,630	—	—	(1,966)	378	—	575	24,617
YTN Co., Ltd.		40,549	—	—	(270)	11,192	22	335	51,828
Gangwon Wind Power Co., Ltd.		11,443	—	—	(1,703)	814	—	—	10,554
Hyundai Green Power Co., Ltd.		132,774	—	—	(8,888)	(562)	(1,346)	(23)	121,955
Korea Power Exchange		269,122	—	—	—	(10)	—	616	269,728
Taebaek Wind Power Co., Ltd.		6,392	—	—	—	408	—	—	6,800
Taebaek Guinemi Wind Power Co., Ltd.		3,087	—	—	—	270	—	—	3,357
Pyeongchang Wind Power Co., Ltd.		5,027	—	—	—	384	—	—	5,411
Daeryun Power Co., Ltd.		26,353	—	—	—	(927)	—	—	25,426
Changjuk Wind Power Co., Ltd.		7,867	—	—	(449)	937	—	—	8,355
KNH Solar Co., Ltd.		2,436	—	—	—	(158)	—	—	2,278
SPC Power Corporation		69,912	—	—	(20,468)	5,311	10,291	—	65,046
Gemeng International Energy Co., Ltd.		679,708	—	—	(11,886)	(154,930)	82,326	—	595,218
PT. Cirebon Electric Power		117,811	—	—	(18,253)	10,679	1,396	10,336	121,969
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(14)	(938)	952	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(15)	(862)	877	—
PT Wampu Electric Power		27,865	—	—	—	3,196	1,355	2,661	35,077
PT. Bayan Resources TBK		425,234	—	—	(68,666)	267,874	36,885	(38)	661,289
S-Power Co., Ltd.		110,292	—	—	—	12,437	57	—	122,786
Pioneer Gas Power Limited		—	—	—	—	—	—	—	—
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		64,570	—	—	—	19,306	8,565	—	92,441
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
PT. Mutiara Jawa		1,780	—	—	—	630	159	—	2,569
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		4,197	—	—	—	(389)	—	—	3,808
Goseong Green Power Co., Ltd.		2,186	259,840	—	—	(1,168)	—	—	260,858
Gangneung Eco Power Co., Ltd.		2,368	—	—	—	(80)	—	—	2,288
Shin Pyeongtaek Power Co., Ltd.		69,591	—	—	—	23,476	—	7	93,074
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		210	—	—	—	13	—	—	223
Dongducheon Dream Power Co., Ltd.		80,637	—	—	—	(6,439)	—	—	74,198
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		2,165	—	—	—	(461)	—	—	1,704
GS Donghae Electric Power Co., Ltd.		244,426	—	—	(15,640)	14,972	—	14	243,772
Daegu Photovoltaic Co., Ltd.		2,066	—	—	(206)	482	—	—	2,342
Busan Green Energy Co., Ltd.		8,778	—	—	—	(3,750)	—	4	5,032
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		576	—	—	—	(283)	—	957	1,250
Hansuwon KNP Co., Ltd. (formerly, Korea Nuclear Partners Co., Ltd.)		200	—	—	—	19	—	—	219
Korea Electric Power Corporation Fund		41,926	—	(3,090)	—	9,065	82	—	47,983
Energy Infra Asset Management Co., Ltd.		938	—	—	—	128	—	—	1,066
Daegu clean Energy Co., Ltd.		12	—	—	—	—	—	—	12
YaksuESS Co., Ltd.		454	—	—	—	262	—	—	716
Nepal Water & Energy Development Company Private Limited		42,677	19,960	—	—	(616)	4,312	—	66,333
Gwangyang Green Energy Co., Ltd.		926	24,800	—	—	(138)	(122)	—	25,466
PND Solar Co., Ltd.		1,149	—	—	—	80	—	—	1,229
Hyundai Eco Energy Co., Ltd.		4,250	—	—	—	1,322	—	—	5,572
YeongGwang Yaksu Wind Electric Co., Ltd.		312	—	—	—	(79)	—	—	233
Green Energy Electricity Generation Co., Ltd.		25	—	—	—	1,688	—	—	1,713
Korea Energy Solutions Co., Ltd.		197	—	—	—	(74)	—	—	123
ITR Co., Ltd.		40	—	—	—	(8)	—	—	32
Structure test network Co., Ltd.		27	—	—	—	279	—	—	306
Namjeongsusang Solar Power Operation Co., Ltd.		103	—	—	—	258	—	—	361
Indeck Niles Development, LLC		20,627	222,551	—	—	(13,160)	6,652	9,603	246,273
Indeck Niles Asset Management, LLC		101	—	—	—	567	—	(557)	111

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2020 and 2021 are as follows, continued:

2021
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	￦	7,326	—	(188)	—	399	—	(399)	7,138
Suwon New Power Co., Ltd.		1,054	—	—	—	(5)	(14)	—	1,035
KPGE Inc.		287	—	—	—	22	—	—	309
Gwangbaek Solar Power Investment Co., Ltd.		4,682	—	—	—	124	—	—	4,806
Go deok Clean Energy Co., Ltd.		960	3,730	—	—	(333)	(55)	—	4,302
SureDataLab Co., Ltd.		85	—	—	—	43	—	—	128
SEP Co., Ltd.		14	—	—	—	(7)	—	—	7
Hankook Electric Power Information Co., Ltd.		139	—	—	—	22	—	—	161
Tronix Co., Ltd.		119	—	—	—	(10)	—	—	109
O2&B Global Co., Ltd.		22	—	—	—	13	—	—	35
Muan Sunshine Solar Power Plant Co., Ltd.		1,096	—	—	—	172	—	—	1,268
Bigeum Resident Photovoltaic Power Co., Ltd.		—	—	—	—	—	—	—	—
Jeju SolarOne Co., Ltd.		159	45	(206)	—	(1)	—	3	—
Goesan Solar Park Co., Ltd.		1,684	—	—	—	249	(6)	—	1,927
Saemangeum Heemang Photovoltaic Co., Ltd.		11,022	—	—	—	(784)	—	—	10,238
Bitgoel Eco Energy Co., Ltd.		29	4,611	—	—	(261)	(23)	—	4,356
Jeju Gimnyeong Wind Power Co., Ltd.		1,578	—	—	—	(665)	(2)	—	911
Seoroseoro Sunny Power Plant Co., Ltd.		230	476	—	—	15	—	—	721
Muan Solar Park Co., Ltd.		4,180	220	—	—	1,683	—	—	6,083
YuDang Solar Co., Ltd.		360	—	—	—	205	—	—	565
Anjwa Smart Farm & Solar City Co., Ltd.		5,510	141	—	—	1,133	—	—	6,784
Daewon Green Energy Co., Ltd.		3,910	—	—	—	(33)	—	—	3,877
G.GURU Co., Ltd.		—	493	—	—	(90)	—	—	403
UD4M Co., Ltd.		—	75	—	—	217	—	(148)	144
Dongbu Highway Solar Co., Ltd.		—	—	—	—	74	—	191	265
Seobu Highway Solar Co., Ltd.		—	—	—	—	94	—	195	289
Korea Energy Data Co., Ltd.		—	60	—	—	2	—	—	62
Gangneung Sacheon Fuel Cell Co., Ltd.		—	1,950	—	—	(72)	—	—	1,878
Kosture Co., Ltd.		—	—	—	—	—	—	—	—
Digital Innovation Growth Fund		—	10,000	—	—	(110)	—	—	9,890
Taebaek Gadeoksan Wind Power Co., Ltd.		—	—	—	—	2,532	—	13,963	16,495
Chuncheon Green Energy Co., Ltd.		—	3,400	—	—	(28)	—	—	3,372
Yeomsubong Wind Power Co., Ltd.		—	95	—	—	—	—	—	95
Yeongyang Wind Power Corporation II		—	7,965	—	—	—	—	—	7,965
Haeparang Energy Co., Ltd.		—	2,241	—	—	—	—	—	2,241
Saemangeum Sebit Power Plant Co., Ltd.		—	6,000	—	—	—	—	—	6,000

		4,250,787	568,653	(3,484)	(148,395)	417,123	161,751	(14,062)	5,232,373

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2020 and 2021 are as follows, continued:

2021
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Joint ventures>
KEPCO-Uhde Inc.	￦	100	—	—	—	(42)	—	—	58
Shuweihat Asia Power Investment B.V.		13,264	—	—	(2,467)	4,564	21,708	—	37,069
Shuweihat Asia Operation & Maintenance Company		1,057	—	—	(881)	1,101	103	—	1,380
Waterbury Lake Uranium L.P.		19,797	—	—	—	—	1,793	—	21,590
ASM-BG Investicii AD		18,200	—	—	(2,703)	2,700	495	—	18,692
RES Technology AD		15,930	—	—	(676)	1,116	333	—	16,703
KV Holdings, Inc.		2,405	—	—	(901)	962	61	—	2,527
KEPCO SPC Power Corporation		201,663	—	—	(35,763)	37,073	(3,994)	—	198,979
Gansu Datang Yumen Wind Power Co., Ltd.		6,530	—	—	—	(619)	724	—	6,635
Datang Chifeng Renewable Power Co., Ltd.		188,478	—	—	(14,191)	9,342	20,958	—	204,587
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		42,530	—	—	(2,884)	1,562	3,009	—	44,217
Rabigh Electricity Company		97,157	—	—	(7,221)	17,896	35,846	—	143,678
Rabigh Operation & Maintenance Company Limited		3,813	—	—	(4,085)	3,489	854	—	4,071
Jamaica Public Service Company Limited		266,221	—	—	(4,578)	12,963	23,820	(3,777)	294,649
KW Nuclear Components Co., Ltd.		11,171	—	—	(833)	5,396	—	—	15,734
Busan Shinho Solar Power Co., Ltd.		5,378	—	—	(352)	815	—	—	5,841
Global Trade Of Power System Co., Ltd.		546	—	—	—	51	—	—	597
Expressway Solar-light Power Generation Co., Ltd.		2,896	—	—	—	188	—	—	3,084
Amman Asia Electric Power Company		161,253	—	—	(27,428)	18,487	26,367	—	178,679
KAPES, Inc.		—	—	—	—	—	—	—	—
Honam Wind Power Co., Ltd.		3,887	—	—	—	154	—	—	4,041
Jeongam Wind Power Co., Ltd.		4,620	5,808	(10,741)	—	313	—	—	—
Korea Power Engineering Service Co., Ltd.		5,362	—	—	—	206	—	(153)	5,415
Chun-cheon Energy Co., Ltd.		27,518	—	—	—	(1,622)	—	—	25,896
Yeonggwangbaeksu Wind Power Co., Ltd.		3,124	—	—	—	(396)	—	—	2,728
Nghi Son 2 Power LLC		—	—	—	—	—	—	—	—
Kelar S.A.		71,449	—	—	—	2,121	6,416	6,709	86,695
PT. Tanjung Power Indonesia		33,063	—	—	—	5,027	9,029	(573)	46,546
Incheon New Power Co., Ltd.		—	—	—	—	—	—	—	—
Seokmun Energy Co., Ltd.		14,814	—	—	—	(972)	—	—	13,842
Daehan Wind Power PSC		—	—	—	—	3,791	1,363	—	5,154
Barakah One Company		—	—	—	—	—	—	—	—
Nawah Energy Company		270	—	—	—	—	24	—	294
Momentum		565	—	—	(569)	368	4	—	368
Daegu Green Power Co., Ltd.		23,045	—	—	—	982	—	27	24,054
Yeonggwang Wind Power Co., Ltd.		17,256	—	—	—	390	—	—	17,646
Chester Solar IV SpA		1,064	—	—	—	(1,083)	(36)	55	—
Chester Solar V SpA		277	—	—	—	(269)	2	15	25
Diego de Almagro Solar SpA		1,490	—	—	—	(1,095)	(123)	90	362
South Jamaica Power Company Limited		31,897	—	—	—	2,515	2,949	(1)	37,360
Daesan Green Energy Co., Ltd.		22,552	—	—	—	(1,308)	—	—	21,244
RE Holiday Holdings LLC		68,809	—	—	(9,577)	6,299	7,636	—	73,167
RE Pioneer Holdings LLC		49,639	—	—	(14,199)	5,556	6,019	—	47,015
RE Barren Ridge 1 Holdings LLC		4,466	—	—	(1,365)	(3,162)	1,944	—	1,883
RE Astoria 2 LandCo LLC		5,230	—	—	(337)	619	486	—	5,998
RE Barren Ridge LandCo LLC		1,847	—	—	(140)	240	173	—	2,120
Laurel SpA		1,092	—	—	—	(798)	(71)	67	290
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		4,129	—	—	—	(111)	(393)	—	3,625
Chile Solar JV SpA		34,883	—	—	—	831	(3,257)	—	32,457
Cheong-Song Noraesan Wind Power Co., Ltd.		3,453	—	—	—	653	—	—	4,106
Chester Solar I SpA		1,621	—	—	—	(430)	(195)	124	1,120
Solar Philippines Calatagan Corporation		49,017	—	—	(5,961)	5,961	9,214	—	58,231
Saemangeum Solar Power Co., Ltd.		24,292	1	—	—	(354)	—	—	23,939

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2020 and 2021 are as follows, continued:

2021
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
Chungsongmeon BongSan wind power Co., Ltd.	￦	4,124	—	—	—	(316)	—	—	3,808
Jaeun Resident Wind Power Plant Co., Ltd.		2,195	—	—	—	(237)	—	—	1,958
DE Energia SpA		8,187	—	—	—	—	734	—	8,921
Dangjin Eco Power Co., Ltd.		25,523	—	—	—	274	312	—	26,109
Haemodum Solar Co., Ltd.		3,065	—	—	—	16	—	—	3,081
Yangyang Wind Power Co., Ltd.		10,485	1,200	—	—	(488)	(6)	—	11,191
Horus Solar, S.A. De C.V.		3,394	—	—	—	2,396	52	—	5,842
Recursos Solares PV De Mexico II, S.A. DE C.V.		3,660	—	—	—	766	110	—	4,536
Sunmex Renovables, S.A. De C.V.		240	1,371	—	—	(49)	48	—	1,610
Stavro Holding II A.B.		9,277	8,684	—	—	(55)	(271)	(8)	17,627
Solaseado Solar Power Co., Ltd.		9,915	—	—	—	(24)	—	—	9,891
Yeongam Solar Power Co., Ltd.		6,042	—	—	—	796	—	—	6,838
Samsu Wind Power Co., Ltd.		2,607	—	—	—	221	—	—	2,828
Pulau Indah Power Plant Sdn. Bhd.		11,204	12,264	—	—	(519)	(850)	—	22,099
Sam-Yang Photovoltaic Power Co., Ltd.		5,535	—	—	—	(542)	—	—	4,993
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		22,242	—	(969)	(1,727)	1,910	—	—	21,456
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		16,129	—	—	—	159	—	—	16,288
PT Barito Wahana Tenaga		63,029	140	—	—	4,194	14,232	—	81,595
Cheongna Energy Co., Ltd.		4,940	—	—	—	6,258	—	—	11,198
Naepo Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Dayone Energy Co., Ltd.		—	—	—	—	—	—	—	—
OneEnergy Asia Limited		56,654	20,262	—	—	(1,138)	3,922	—	79,700
KAS Investment I LLC		23,437	—	—	—	(6,876)	(1,288)	—	15,273
KAS Investment II LLC		23,343	—	—	—	(6,515)	(1,615)	—	15,213
Energyco Co., Ltd. (formerly, Energyco LLC)		1,659	—	—	—	(60)	(64)	—	1,535
CAES, LLC		17,626	—	—	(1,009)	(331)	850	1,299	18,435
Hapcheon Floating Photovoltaic Power Plant Inc.		1,890	5,622	—	—	(541)	—	—	6,971
Busan Industrial Solar Power Co., Ltd.		510	—	—	—	102	—	—	612
Bitsolar Energy Co., Ltd.		352	—	—	—	—	—	—	352
Pulau Indah O&M Sdn. Bhd.		—	—	—	—	—	—	—	—
Guadalupe Solar SpA		—	1,397	—	—	(672)	(66)	—	659
Omisan Wind Power Co., Ltd.		—	10,752	—	—	(119)	—	—	10,633
Foresight Iberian Solar Group Holding, S.L.		—	—	—	—	72	—	9,671	9,743
Yeongwol Eco Wind Co., Ltd.		—	3,089	—	—	122	(15)	—	3,196
Gurae Resident Power Co., Ltd.		—	386	—	—	12	(3)	—	395
Cheongju Eco Park Co., Ltd.		—	5,858	—	—	(393)	—	—	5,465
Enel X Midland Photovoltaic, LLC		—	1,695	—	—	(7)	—	—	1,688
Geumsungsan Wind Power Co., Ltd.		—	6,531	—	—	(478)	—	—	6,053
KEPCO KPS Carabao Corp.		—	93	—	—	293	—	—	386
Prime Swedish Holding AB		—	8,155	—	—	22	1,060	6,204	15,441
Taebaek Gadeoksan Wind Power Co., Ltd.		13,362	—	—	—	762	—	(14,124)	—
Goheung New Energy Co., Ltd.		—	12,959	—	—	(1,251)	—	—	11,708
Gunsan Land Solar Co., Ltd.		—	19,091	—	—	324	(98)	—	19,317
CapMan Lynx SCA, SICAR		—	9,601	—	—	375	—	—	9,976
International Offshore Power Transmission Holding Company Limited		—	—	—	—	—	—	—	—

		1,919,746	134,959	(11,710)	(139,847)	139,933	190,305	5,625	2,239,011

	￦	6,170,533	703,612	(15,194)	(288,242)	557,056	352,056	(8,437)	7,471,384

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2020 and 2021 are as follows:

2020
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
<Associates>
Korea Gas Corporation(*1)	￦	35,909,775	28,174,619	20,833,722	(172,060)
Korea Electric Power Industrial Development Co., Ltd.		164,015	75,636	297,962	16,284
YTN Co., Ltd.		295,151	105,923	126,730	7,095
Gangwon Wind Power Co., Ltd.		77,297	1,336	23,350	7,472
Hyundai Green Power Co., Ltd.		874,574	416,732	390,442	55,591
Korea Power Exchange		337,577	68,455	104,698	979
Taebaek Wind Power Co., Ltd.		28,048	2,480	4,364	(561)
Taebaek Guinemi Wind Power Co., Ltd.		44,434	32,085	5,023	1,368
Pyeongchang Wind Power Co., Ltd.		72,713	52,606	8,387	(154)
Daeryun Power Co., Ltd.		789,277	498,346	126,343	1,941
Changjuk Wind Power Co., Ltd.		27,515	1,292	4,777	656
KNH Solar Co., Ltd.		18,240	9,219	3,564	728
SPC Power Corporation		255,462	17,705	47,091	39,677
Gemeng International Energy Co., Ltd.		7,427,157	5,428,013	1,955,707	64,077
PT. Cirebon Electric Power		730,020	301,615	246,014	40,676
KNOC Nigerian East Oil Co., Ltd.		22,215	93,736	—	(142)
KNOC Nigerian West Oil Co., Ltd.		23,999	89,739	—	(142)
PT Wampu Electric Power		199,841	139,264	20,265	7,372
PT. Bayan Resources TBK		1,544,875	795,131	1,646,390	219,406
S-Power Co., Ltd.		782,561	554,393	421,519	(10,805)
Pioneer Gas Power Limited		260,344	359,790	—	(44,568)
Eurasia Energy Holdings		556	993	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,138,994	876,336	140,069	(11,318)
Hadong Mineral Fiber Co., Ltd.		203	231	—	—
PT. Mutiara Jawa		23,061	16,923	7,946	2,523
Samcheok Eco Materials Co., Ltd.		24,024	598	10,483	23
Noeul Green Energy Co., Ltd.		116,929	102,457	27,486	(8,303)
Goseong Green Power Co., Ltd.		4,559,480	4,351,119	—	(12,280)
Gangneung Eco Power Co., Ltd.		2,630,752	2,475,848	—	(3,623)
Shin Pyeongtaek Power Co., Ltd.		1,020,650	814,369	520,468	32,002
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		2,001	1,258	387	(11)
Dongducheon Dream Power Co., Ltd.		1,374,640	1,095,926	524,890	10,982
Jinbhuvish Power Generation Pvt. Ltd.		58,699	12,122	—	—
Daejung Offshore Wind Power Co., Ltd.		6,281	1,634	—	(810)
GS Donghae Electric Power Co., Ltd.		2,174,835	1,455,935	685,579	41,955
Daegu Photovoltaic Co., Ltd.		13,843	6,718	3,343	1,149
Busan Green Energy Co., Ltd.		170,261	139,995	40,241	(6,422)
Gunsan Bio Energy Co., Ltd.		9,340	28,322	—	(1,501)
Korea Electric Vehicle Charging Service		8,173	6,116	10,807	(1,756)
Korea Nuclear Partners Co., Ltd.		1,350	105	1,062	(150)
Korea Electric Power Corporation Fund		42,988	249	82	(730)
Energy Infra Asset Management Co., Ltd.		10,424	946	5,130	1,488
Daegu clean Energy Co., Ltd.		368	324	—	(1)
Yaksu ESS Co., Ltd.		6,584	5,022	217	(212)
Nepal Water & Energy Development Company Private Limited		109,321	41,093	—	(444)
Gwangyang Green Energy Co., Ltd.		28,634	24,095	—	(113)
PND Solar Co., Ltd.		38,997	35,566	5,129	(121)
Hyundai Eco Energy Co., Ltd.		195,040	173,800	24,166	4,280
YeongGwang Yaksu Wind Electric Co., Ltd.		43,039	42,915	5,802	(637)
Green Energy Electricity Generation Co., Ltd.		53,934	56,533	—	(920)
Korea Energy Solutions Co., Ltd.		1,009	25	78	(280)
ITR Co., Ltd.		418	220	153	(66)
Structure test network Co., Ltd.		101	234	99	27
Namjeongsusang Solar Power Operation Co., Ltd.		63,041	62,488	1,128	(4,655)
Indeck Niles Development, LLC		772,124	738,826	—	(29,392)
Indeck Niles Asset Management, LLC		314	11	2,272	1,139

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2020 and 2021 are as follows, continued:

2020
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	￦	15,157	206	634	603
Suwon New Power Co., Ltd.		1,974	8	—	—
KPGE Inc.		1,021	32	354	5
Gwangbaek Solar Power Investment Co., Ltd.		339,223	329,298	13,192	(329)
Go deok Clean Energy Co., Ltd.		1,639	65	—	(1,382)
SureDataLab Co., Ltd.		400	47	303	(108)
SEP Co., Ltd.		164	100	—	(63)
Hankook Electric Power Information Co., Ltd.		1,163	613	1,208	390
Tronix Co., Ltd.		942	349	2,030	(6)
O2&B Global Co., Ltd.		233	125	285	(57)
Muan Sunshine Solar Power Plant Co., Ltd.		147,908	144,898	6,017	(2,365)
Bigeum Resident Photovoltaic Power Co., Ltd.		11,164	11,551	—	(309)
Jeju SolarOne Co., Ltd.		1,608	14	—	(4)
Goesan Solar Park Co., Ltd.		56,332	50,524	2,809	(262)
Saemangeum Heemang Photovoltaic Co., Ltd.		35,447	6,070	—	(1,943)
Bitgoel Eco Energy Co., Ltd.		100	—	—	—
Jeju Gimnyeong Wind Power Co., Ltd.		72,557	67,297	8,927	(1,576)
Seoroseoro Sunny Power Plant Co., Ltd.		1,182	—	—	—
Muan Solar Park Co., Ltd.		245,431	225,057	14,359	(966)
YuDang Solar Co., Ltd.		23,360	20,876	1,611	686
Anjwa Smart Farm & Solar City Co., Ltd.		295,570	271,396	1,900	(1,684)
Daewon Green Energy Co., Ltd.		15,370	122	—	(93)

<Joint ventures>
KEPCO-Uhde Inc.		208	11	—	(66)
Shuweihat Asia Power Investment B.V.		27,073	4	—	12,080
Shuweihat Asia Operation & Maintenance Company		1,960	38	2,689	1,953
Waterbury Lake Uranium L.P.		59,885	77	—	—
ASM-BG Investicii AD		80,261	43,861	13,355	5,150
RES Technology AD		67,232	35,372	8,381	2,102
KV Holdings, Inc.		6,013	—	27	1,449
KEPCO SPC Power Corporation		289,271	21,102	184,481	66,311
Gansu Datang Yumen Wind Power Co., Ltd.		69,668	53,343	7,157	(4,295)
Datang Chifeng Renewable Power Co., Ltd.		747,990	276,796	119,955	39,439
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		182,342	76,018	26,378	2,914
Rabigh Electricity Company		2,294,880	1,898,701	293,722	94,927
Rabigh Operation & Maintenance Company Limited		28,666	19,133	26,268	7,318
Jamaica Public Service Company Limited		1,664,412	1,027,418	1,042,422	35,916
KW Nuclear Components Co., Ltd.		44,571	19,354	19,762	7,262
Busan Shinho Solar Power Co., Ltd.		39,266	17,754	7,296	2,652
Global Trade Of Power System Co., Ltd.		2,319	435	4,105	(96)
Expressway Solar-light Power Generation Co., Ltd.		14,801	4,816	2,298	144
Amman Asia Electric Power Company		725,101	456,346	20,586	33,608
KAPES, Inc.		127,418	95,322	167,201	10,908
Honam Wind Power Co., Ltd.		36,237	22,945	4,433	(220)
Jeongam Wind Power Co., Ltd.		89,829	78,279	9,757	412
Korea Power Engineering Service Co., Ltd.		24,162	5,674	9,435	1,538
Chun-cheon Energy Co., Ltd.		605,493	512,642	222,066	(24,597)
Yeonggwangbaeksu Wind Power Co., Ltd.		90,758	69,967	11,232	572
Nghi Son 2 Power LLC		2,207,764	2,474,324	819,706	108,832
Kelar S.A.		598,901	492,838	93,375	16,863
PT. Tanjung Power Indonesia		645,152	550,687	90,255	20,487
Incheon New Power Co., Ltd.		3,439	2,914	1,519	(670)
Seokmun Energy Co., Ltd.		227,539	176,457	33,677	(8,734)
Daehan Wind Power PSC		98,544	106,254	—	(765)
Barakah One Company		24,693,571	24,924,087	—	(4,520)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2020 and 2021 are as follows, continued:

2020
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Nawah Energy Company	￦	139,286	137,788	—	12
Momentum		10,772	9,076	31,161	1,122
Daegu Green Power Co., Ltd.		549,034	469,126	221,382	290
Yeonggwang Wind Power Co., Ltd.		249,999	213,556	26,535	1,690
Chester Solar IV SpA		14,232	11,990	1,688	485
Chester Solar V SpA		4,674	4,313	588	150
Diego de Almagro Solar SpA		17,916	14,808	1,824	535
South Jamaica Power Company Limited		405,804	246,310	209,596	12,208
Daesan Green Energy Co., Ltd.		275,911	211,476	62,286	15,346
RE Holiday Holdings LLC		320,908	183,290	19,659	13,247
RE Pioneer Holdings LLC		236,565	137,287	12,410	8,821
RE Barren Ridge 1 Holdings LLC		194,643	87,171	10,679	(722)
RE Astoria 2 LandCo LLC		10,733	274	664	541
RE Barren Ridge LandCo LLC		3,776	82	266	223
Laurel SpA		13,529	11,496	1,704	702
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		33,930	618	—	(191)
Chile Solar JV SpA		74,776	5,011	4,390	1,476
Taebaek Gadeoksan Wind Power Co., Ltd.		142,731	114,487	10,587	2,411
Cheong-Song Noraesan Wind Power Co., Ltd.		55,460	43,771	7,411	2,039
Chester Solar I SpA		12,795	9,713	1,111	824
Solar Philippines Calatagan Corporation		97,947	47,098	23,182	15,249
Saemangeum Solar Power Co., Ltd.		34,363	4,180	—	(532)
Chungsongmeon BongSan wind power Co., Ltd.		64,341	56,264	—	(1,206)
Jaeun Resident Wind Power Plant Co., Ltd.		63,940	56,371	—	(645)
DE Energia SpA		48,327	54,934	3,789	(21,087)
Dangjin Eco Power Co., Ltd.		97,834	23,769	3,953	565
Haemodum Solar Co., Ltd.		19,041	12,786	1,188	286
Yangyang Wind Power Co., Ltd.		20,917	33	—	(572)
Horus Solar, S.A. De C.V.		181,432	182,674	—	(13,285)
Recursos Solares PV De Mexico II, S.A. De C.V.		81,257	71,295	—	243
Sunmex Renovables, S.A. De C.V.		7,781	6,204	—	(309)
Stavro Holding II A.B.		46,394	9	—	(782)
Solaseado Solar Power Co., Ltd.		349,855	327,865	43,782	7,443
Yeongam Solar Power Co., Ltd.		312,960	285,231	17,347	(3,324)
Samsu Wind Power Co., Ltd.		59,597	45,877	—	243
Pulau Indah Power Plant Sdn. Bhd.		31,538	9,293	—	(894)
Sam-Yang Photovoltaic Power Co., Ltd.		55,345	44,049	2,769	592
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		73,573	39	1,770	8,989
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,932	11	6	478
PT Barito Wahana Tenaga		205,894	—	—	28,631
Cheongna Energy Co., Ltd.		341,478	335,736	78,387	5,995
Naepo Green Energy Co., Ltd.		152,003	159,805	7,056	(28,043)
Dayone Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)		441,875	496,355	93,832	30,269
OneEnergy Asia Limited		78,005	150	—	(578)
KAS Investment I LLC		78,410	—	—	—
KAS Investment II LLC		78,096	—	—	—
Energyco LLC		3,425	563	—	(2,856)
CAES, LLC		40,840	—	—	(1,656)
Hapcheon Floating Photovoltaic Power Plant Inc.		9,708	—	—	—
Busan Industrial Solar Power Co., Ltd.		15,283	14,499	19	(485)
Bitsolar Energy Co., Ltd.		144,758	149,561	—	(6,116)

(*1)	The loss for the year ended December 31, 2020 is reduced by the associate entity’s net income (loss) attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2020 and 2021 are as follows, continued:

2021
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
Korea Gas Corporation(*1)	￦	43,669,902	34,550,567	27,520,756	950,757
Korea Electric Power Industrial Development Co., Ltd.		158,163	73,278	312,705	7,233
YTN Co., Ltd.		367,950	126,062	137,439	51,044
Gangwon Wind Power Co., Ltd.		71,153	1,121	19,623	5,433
Hyundai Green Power Co., Ltd.		812,287	391,754	101,818	(280)
Korea Power Exchange		331,640	61,912	110,075	492
Taebaek Wind Power Co., Ltd.		30,375	3,176	5,744	1,588
Taebaek Guinemi Wind Power Co., Ltd.		43,411	29,985	5,910	1,371
Pyeongchang Wind Power Co., Ltd.		69,939	48,295	10,087	1,537
Daeryun Power Co., Ltd.		757,157	476,152	188,193	(10,232)
Changjuk Wind Power Co., Ltd.		29,539	1,690	6,213	3,265
KNH Solar Co., Ltd.		13,859	5,423	3,222	805
SPC Power Corporation		242,058	18,535	54,042	35,441
Gemeng International Energy Co., Ltd.		8,151,333	5,976,164	2,511,377	(404,570)
PT. Cirebon Electric Power		697,614	254,089	273,650	39,965
KNOC Nigerian East Oil Co., Ltd.		24,693	102,722	—	(99)
KNOC Nigerian West Oil Co., Ltd.		26,625	98,360	—	(99)
PT Wampu Electric Power		209,172	132,917	20,294	7,102
PT. Bayan Resources TBK		2,884,474	743,452	3,264,057	1,456,893
S-Power Co., Ltd.		856,963	603,519	608,259	24,998
Pioneer Gas Power Limited		282,577	438,366	—	(36,864)
Eurasia Energy Holdings		606	1,082	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,321,406	947,430	161,686	76,996
PT. Mutiara Jawa		24,355	15,498	10,958	2,835
Samcheok Eco Materials Co., Ltd.		26,545	1,854	14,281	1,237
Noeul Green Energy Co., Ltd.		109,354	96,222	36,029	(1,269)
Goseong Green Power Co., Ltd.		5,412,537	4,509,791	740,028	51,450
Gangneung Eco Power Co., Ltd.		4,001,681	3,851,537	—	(4,188)
Shin Pyeongtaek Power Co., Ltd.		1,028,028	764,551	653,117	57,202
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,823	1,033	426	46
Dongducheon Dream Power Co., Ltd.		1,398,244	1,139,521	750,127	(16,685)
Jinbhuvish Power Generation Pvt. Ltd.		62,926	12,995	—	—
Daejung Offshore Wind Power Co., Ltd.		5,321	1,664	—	(149)
GS Donghae Electric Power Co., Ltd.		2,149,060	1,432,083	760,323	44,035
Daegu Photovoltaic Co., Ltd.		13,046	4,970	3,519	1,621
Busan Green Energy Co., Ltd.		163,016	145,664	45,088	(10,843)
Gunsan Bio Energy Co., Ltd.		8,503	28,981	—	(1,496)
Korea Electric Vehicle Charging Service		13,351	6,207	13,808	(1,022)
Hansuwon KNP Co., Ltd. (formerly, Korea Nuclear Partners Co., Ltd.)		1,409	100	836	64
Korea Electric Power Corporation Fund		49,150	237	9,773	9,534
Energy Infra Asset Management Co., Ltd.		11,196	426	4,703	1,306
Daegu clean Energy Co., Ltd.		368	324	—	(1)
YaksuESS Co., Ltd.		6,999	4,535	1,715	903
Nepal Water & Energy Development Company Private Limited		153,184	58,545	—	(642)
Gwangyang Green Energy Co., Ltd.		128,375	1,136	—	(688)
PND S olar Co., Ltd.		37,152	33,444	5,078	(128)
Hyundai Eco Energy Co., Ltd.		186,309	158,111	25,762	6,921
YeongGwang Yaksu Wind Electric Co., Ltd.		40,484	41,176	7,066	(914)
Green Energy Electricity Generation Co., Ltd.		75,664	72,442	2,796	(58)
Korea Energy Solutions Co., Ltd.		654	40	228	(347)
ITR Co., Ltd.		529	372	135	(29)
Structure test network Co., Ltd.		1,665	400	1,451	1,134
Namjeongsusang Solar Power Operation Co., Ltd.		56,376	54,104	7,095	(1,280)
Indeck Niles Development, LLC		1,051,557	729,078	—	(25,184)
Indeck Niles Asset Management, LLC		347	13	2,232	1,135

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2020 and 2021 are as follows, continued:

2021
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	￦	14,778	211	848	815
Suwon New Power Co., Ltd.		1,997	30	—	2
KPGE Inc.		1,086	20	709	77
Gwangbaek Solar Power Investment Co., Ltd.		320,001	309,796	14,615	125
Go deok Clean Energy Co., Ltd.		65,566	54,811	—	(2,482)
SureDataLab Co., Ltd.		612	79	733	205
SEP Co., Ltd.		132	100	—	(2)
Hankook Electric Power Information Co., Ltd.		1,512	876	1,887	229
Tronix Co., Ltd.		1,002	455	2,228	89
O2&B Global Co., Ltd.		231	54	345	3
Muan Sunshine Solar Power Plant Co., Ltd.		142,858	138,987	15,582	(156)
Bigeum Resident Photovoltaic Power Co., Ltd.		22,159	23,158	—	(608)
Goesan Solar Park Co., Ltd.		52,443	45,799	6,388	836
Saemangeum Heemang Photovoltaic Co., Ltd.		157,298	130,158	902	(2,237)
Bitgoel Eco Energy Co., Ltd.		51,471	36,450	—	(900)
Jeju Gimnyeong Wind Power Co., Ltd.		65,754	62,716	6,915	(2,085)
Seoroseoro Sunny Power Plant Co., Ltd.		5,833	4,186	469	36
Muan Solar Park Co., Ltd.		226,920	198,132	30,990	8,639
YuDang Solar Co., Ltd.		22,430	19,604	3,452	626
Anjwa Smart Farm & Solar City Co., Ltd.		278,981	249,143	37,691	5,996
Daewon Green Energy Co., Ltd.		131,218	116,100	18	(130)
G.GURU Co., Ltd.		1,644	8	58	(346)
UD4M Co., Ltd.		1,359	205	1,004	196
Dongbu Highway Solar Co., Ltd.		18,794	17,721	2,394	163
Seobu Highway Solar Co., Ltd.		19,828	18,384	2,647	315
Korea Energy Data Co., Ltd.		238	27	86	6
Gangneung Sacheon Fuel Cell Co., Ltd.		2,758	3	—	(123)
Kosture Co., Ltd.		150	26	166	11
Digital Innovation Growth Fund		12,857	—	4	(143)
Taebaek Gadeoksan Wind Power Co., Ltd.		166,172	124,570	22,773	8,732
Chuncheon Green Energy Co., Ltd.		4,901	20	—	(101)
Yeomsubong Wind Power Co., Ltd.		400	396	—	(17)
Yeongyang Wind Power Corporation II		28,972	9,456	—	(1,233)
Haeparang Energy Co., Ltd.		9,566	681	—	(2)
Saemangeum Sebit Power Plant Co., Ltd.		105,259	96,963	—	(190)

<Joint ventures>
KEPCO-Uhde Inc.		128	14	—	(84)
Shuweihat Asia Power Investment B.V.		75,652	—	—	23,905
Shuweihat Asia Operation & Maintenance Company		2,586	77	2,821	2,002
Waterbury Lake Uranium L.P.		65,240	14	—	—
ASM-BG Investicii AD		74,977	37,593	13,161	5,365
RES Technology AD		63,495	30,090	8,142	2,220
KV Holdings, Inc.		6,318	1	10	2,405
KEPCO SPC Power Corporation		290,981	26,381	181,443	49,499
Gansu Datang Yumen Wind Power Co., Ltd.		75,268	58,680	9,666	(1,547)
Datang Chifeng Renewable Power Co., Ltd.		827,213	315,746	120,989	24,398
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		198,437	87,895	29,094	3,905
Rabigh Electricity Company		2,410,335	1,910,203	266,822	34,268
Rabigh Operation & Maintenance Company Limited		29,107	18,930	32,079	9,808
Jamaica Public Service Company Limited		2,174,800	1,469,297	1,113,943	41,277
KW Nuclear Components Co., Ltd.		42,033	6,678	32,938	12,335
Busan Shinho Solar Power Co., Ltd.		37,016	13,653	7,918	3,261
Global Trade Of Power System Co., Ltd.		2,443	385	6,355	76
Expressway Solar-light Power Generation Co., Ltd.		13,747	3,113	2,637	466
Amman Asia Electric Power Company		731,745	433,946	17,753	30,815

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2020 and 2021 are as follows, continued:

2021
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
KAPES, Inc.	￦	92,790	59,099	87,775	1,571
Honam Wind Power Co., Ltd.		33,623	19,800	5,395	531
Korea Power Engineering Service Co., Ltd.		24,068	5,397	11,259	709
Chun-cheon Energy Co., Ltd.		610,650	523,223	327,534	(5,451)
Yeonggwangbaeksu Wind Power Co., Ltd.		82,439	64,290	8,411	(2,302)
Nghi Son 2 Power LLC		2,982,805	3,020,684	548,027	84,276
Kelar S.A.		655,236	526,063	84,504	3,641
PT. Tanjung Power Indonesia		713,715	580,727	89,491	14,511
Incheon New Power Co., Ltd.		3,240	2,606	2,336	109
Seokmun Energy Co., Ltd.		219,414	171,682	41,555	(3,434)
Daehan Wind Power PSC		137,388	127,080	6,794	7,581
Barakah One Company		29,707,801	29,951,656	253,653	4,011
Nawah Energy Company		155,191	153,559	—	—
Momentum		7,546	6,442	34,527	1,105
Daegu Green Power Co., Ltd.		541,304	459,536	295,645	1,796
Yeonggwang Wind Power Co., Ltd.		239,701	202,410	25,892	958
Chester Solar IV SpA		11,966	12,144	1,344	(2,060)
Chester Solar V SpA		4,034	4,256	440	(601)
Diego de Almagro Solar SpA		15,155	14,572	1,615	(2,103)
South Jamaica Power Company Limited		474,664	287,852	224,159	5,743
Daesan Green Energy Co., Ltd.		264,618	203,921	88,147	(3,310)
RE Holiday Holdings LLC		335,130	188,796	19,724	10,897
RE Pioneer Holdings LLC		220,390	126,361	12,925	9,307
RE Barren Ridge 1 Holdings LLC		201,629	87,291	10,575	(541)
RE Astoria 2 LandCo LLC		12,294	298	889	799
RE Barren Ridge LandCo LLC		4,328	89	345	315
Laurel SpA		10,566	10,350	1,159	(1,425)
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		30,809	1,573	—	(916)
Chile Solar JV SpA		68,445	3,531	3,060	1,408
Cheong-Song Noraesan Wind Power Co., Ltd.		57,047	43,106	7,929	2,309
Chester Solar I SpA		12,965	11,043	1,065	(1,146)
Solar Philippines Calatagan Corporation		117,324	46,759	19,418	11,782
Saemangeum Solar Power Co., Ltd.		35,323	5,771	—	(631)
Chungsongmeon BongSan wind power Co., Ltd.		74,683	67,696	—	(1,186)
Jaeun Resident Wind Power Plant Co., Ltd.		81,477	74,724	—	(1,325)
DE Energia SpA		49,201	59,587	5,219	(2,954)
Dangjin Eco Power Co., Ltd.		98,010	22,223	4,139	805
Haemodum Solar Co., Ltd.		23,038	16,750	1,799	45
Yangyang Wind Power Co., Ltd.		53,586	31,291	—	(965)
Horus Solar, S.A. De C.V.		192,650	177,514	8,392	16,664
Recursos Solares PV De Mexico II, S.A. De C.V.		153,855	138,033	—	4,842
Sunmex Renovables, S.A. De C.V.		90,956	80,218	—	(333)
Stavro Holding II A.B.		88,220	87	—	(276)
Solaseado Solar Power Co., Ltd.		367,915	345,987	41,684	4,170
Yeongam Solar Power Co., Ltd.		324,132	292,213	37,301	4,930
Samsu Wind Power Co., Ltd.		69,213	54,331	3,918	1,162
Pulau Indah Power Plant Sdn. Bhd.		404,458	338,635	228	(2,589)
Sam-Yang Photovoltaic Power Co., Ltd.		50,837	40,647	7,376	150
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		70,910	38	3,428	6,468
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		18,121	23	333	288
PT Barito Wahana Tenaga		266,584	39	—	25,839
Cheongna Energy Co., Ltd.		357,248	338,763	77,640	12,743
Naepo Green Energy Co., Ltd.		222,885	249,415	7,044	(21,392)
Dayone Energy Co., Ltd.		452,509	504,351	143,870	409

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2020 and 2021 are as follows, continued:

2021
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
OneEnergy Asia Limited	￦	136,247	777	—	(2,844)
KAS Investment I LLC		52,681	1,583	(19,390)	(23,007)
KAS Investment II LLC		52,476	1,581	(19,311)	(21,801)
Energyco Co., Ltd. (formerly, Energyco LLC)		59,662	57,227	168	(2,514)
CAES, LLC		43,089	—	—	(923)
Hapcheon Floating Photovoltaic Power Plant Inc.		73,978	59,832	1,120	(972)
Busan Industrial Solar Power Co., Ltd.		19,085	17,937	1,879	566
Bitsolar Energy Co., Ltd.		80,307	85,340	8,298	(1,105)
Pulau Indah O&M Sdn. Bhd.		—	—	—	—
Guadalupe Solar SpA		8,774	7,839	12	(1,119)
Omisan Wind Power Co., Ltd.		128,724	103,802	—	(320)
Foresight Iberian Solar Group Holding, S.L.		90,610	79,519	168	(603)
Yeongwol Eco Wind Co., Ltd.		43,784	39,066	—	421
Gurae Resident Power Co., Ltd.		6,932	5,734	—	42
Cheongju Eco Park Co., Ltd.		138,657	120,485	6,454	(1,708)
Enel X Midland Photovoltaic, LLC		9,053	611	122	(31)
Geumsungsan Wind Power Co., Ltd.		66,862	47,906	—	(2,146)
KEPCO KPS Carabao Corp.		3,482	2,516	5,309	733
Prime Swedish Holding AB		34,257	20	—	(5)
Goheung New Energy Co., Ltd.		55,145	32,125	—	(2,711)
Gunsan Land Solar Co., Ltd.		86,654	60,996	432	432
CapMan Lynx SCA, SICAR		113,658	93,706	—	—
International Offshore Power Transmission Holding Company Limited		5	—	—	—

(*1)	The profit for the year ended December 31, 2021 is reduced by the associate entity’s net income (loss) attributable to non-controlling interests.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2020 and 2021 are as follows:

2020
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Korea Gas Corporation	￦	7,735,156	22.02%	1,703,281	—	—	(55,956)	1,647,325
Korea Electric Power Industrial Development Co., Ltd.		88,379	29.00%	25,630	—	—	—	25,630
YTN Co., Ltd.		189,228	21.43%	40,549	—	—	—	40,549
Gangwon Wind Power Co., Ltd.		75,961	15.00%	11,394	49	—	—	11,443
Hyundai Green Power Co., Ltd.		457,842	29.00%	132,774	—	—	—	132,774
Korea Power Exchange		269,122	100.00%	269,122	—	—	—	269,122
Taebaek Wind Power Co., Ltd.		25,568	25.00%	6,392	—	—	—	6,392
Taebaek Guinemi Wind Power Co., Ltd.		12,349	25.00%	3,087	—	—	—	3,087
Pyeongchang Wind Power Co., Ltd.		20,107	25.00%	5,027	—	—	—	5,027
Daeryun Power Co., Ltd.		290,931	9.34%	27,173	—	—	(820)	26,353
Changjuk Wind Power Co., Ltd.		26,223	30.00%	7,867	—	—	—	7,867
KNH Solar Co., Ltd.		9,021	27.00%	2,436	—	—	—	2,436
SPC Power Corporation		237,757	38.00%	90,348	—	—	(20,436)	69,912
Gemeng International Energy Co., Ltd.		1,999,144	34.00%	679,709	—	—	(1)	679,708
PT. Cirebon Electric Power		428,405	27.50%	117,811	—	—	—	117,811
KNOC Nigerian East Oil Co., Ltd.		(71,521)	14.63%	(10,464)	—	—	10,464	—
KNOC Nigerian West Oil Co., Ltd.		(65,740)	14.63%	(9,618)	—	—	9,618	—
PT Wampu Electric Power		60,577	46.00%	27,865	—	—	—	27,865
PT. Bayan Resources TBK		749,744	20.00%	149,949	351,662	—	(76,377)	425,234
S-Power Co., Ltd.		228,168	49.00%	111,802	—	(1,510)	—	110,292
Pioneer Gas Power Limited		(99,446)	38.50%	(38,284)	22,278	—	16,006	—
Eurasia Energy Holdings		(437)	40.00%	(175)	—	—	175	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		262,658	25.00%	65,665	305	(1,110)	(290)	64,570
Hadong Mineral Fiber Co., Ltd.		(28)	8.33%	(2)	—	—	2	—
PT. Mutiara Jawa		6,138	29.00%	1,780	—	—	—	1,780
Samcheok Eco Materials Co., Ltd.		23,426	25.54%	5,983	—	—	(5,983)	—
Noeul Green Energy Co., Ltd.		14,472	29.00%	4,197	—	—	—	4,197
Goseong Green Power Co., Ltd.		208,361	1.12%	2,324	—	(138)	—	2,186
Gangneung Eco Power Co., Ltd.		154,904	1.61%	2,496	—	(128)	—	2,368
Shin Pyeongtaek Power Co., Ltd.		206,281	40.00%	82,512	3,559	(16,480)	—	69,591
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		743	28.00%	208	—	—	2	210
Dongducheon Dream Power Co., Ltd.		278,714	34.01%	94,791	1,757	(3,329)	(12,582)	80,637
Jinbhuvish Power Generation Pvt. Ltd.		46,577	5.16%	2,403	—	—	(2,403)	—
Daejung Offshore Wind Power Co., Ltd.		4,647	46.59%	2,165	—	—	—	2,165
GS Donghae Electric Power Co., Ltd.		718,900	34.00%	244,426	—	—	—	244,426
Daegu Photovoltaic Co., Ltd.		7,125	29.00%	2,066	—	—	—	2,066
Busan Green Energy Co., Ltd.		30,266	29.00%	8,777	—	—	1	8,778
Gunsan Bio Energy Co., Ltd.		(18,982)	18.87%	(3,582)	—	—	3,582	—
Korea Electric Vehicle Charging Service		2,057	28.00%	576	—	—	—	576
Korea Nuclear Partners Co., Ltd.		1,245	28.98%	361	—	—	(161)	200
Korea Electric Power Corporation Fund		42,739	98.09%	41,923	—	—	3	41,926
Energy Infra Asset Management Co., Ltd.		9,478	9.90%	938	—	—	—	938
Daegu clean Energy Co., Ltd.		44	28.00%	12	—	—	—	12
Yaksu ESS Co., Ltd.		1,562	29.00%	453	1	—	—	454
Nepal Water & Energy Development Company Private Limited		68,228	58.59%	39,975	971	—	1,731	42,677
Gwangyang Green Energy Co., Ltd.		4,539	20.00%	908	18	—	—	926
PND S olar Co., Ltd.		3,431	29.00%	995	154	—	—	1,149
Hyundai Eco Energy Co., Ltd.		21,240	19.00%	4,036	214	—	—	4,250
YeongGwang Yaksu Wind Electric Co., Ltd.		124	9.63%	12	300	—	—	312
Green Energy Electricity Generation Co., Ltd.		(2,599)	29.00%	(754)	779	—	—	25
Korea Energy Solutions Co., Ltd.		984	20.00%	197	—	—	—	197
ITR Co., Ltd.		198	20.00%	40	1	—	(1)	40
Structure test network Co., Ltd.		(133)	20.00%	(27)	54	—	—	27

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2020 and 2021 are as follows, continued:

2020
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Namjeongsusang Solar Power Operation Co., Ltd.	￦	553	15.00%	83	20	—	—	103
Indeck Niles Development, LLC		33,298	24.08%	8,017	12,610	—	—	20,627
Indeck Niles Asset Management, LLC		303	33.33%	101	—	—	—	101
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		14,951	49.00%	7,326	—	—	—	7,326
Suwon New Power Co., Ltd.		1,966	33.11%	651	—	267	136	1,054
KPGE Inc.		989	29.00%	287	—	—	—	287
Gwangbaek Solar Power Investment Co., Ltd.		9,925	44.00%	4,367	315	—	—	4,682
Go deok Clean Energy Co., Ltd.		1,574	61.00%	960	—	—	—	960
SureDataLab Co., Ltd.		353	23.95%	85	—	—	—	85
SEP Co., Ltd.		64	21.26%	14	—	—	—	14
Hankook Electric Power Information Co., Ltd.		550	25.25%	139	—	—	—	139
Tronix Co., Ltd.		593	20.00%	119	—	—	—	119
O2&B Global Co., Ltd.		108	20.00%	22	—	—	—	22
Muan Sunshine Solar Power Plant Co., Ltd.		3,010	20.00%	602	494	—	—	1,096
Bigeum Resident Photovoltaic Power Co., Ltd.		(387)	29.90%	(116)	—	—	116	—
Jeju SolarOne Co., Ltd.		1,594	10.00%	159	—	—	—	159
Goesan Solar Park Co., Ltd.		5,808	29.00%	1,684	—	—	—	1,684
Saemangeum Heemang Photovoltaic Co., Ltd.		29,377	35.00%	10,282	740	—	—	11,022
Bitgoel Eco Energy Co., Ltd.		100	29.00%	29	—	—	—	29
Jeju Gimnyeong Wind Power Co., Ltd.		5,260	30.00%	1,578	—	—	—	1,578
Seoroseoro Sunny Power Plant Co., Ltd.		1,182	19.46%	230	—	—	—	230
Muan Solar Park Co., Ltd.		20,374	19.00%	3,871	309	—	—	4,180
YuDang Solar Co., Ltd.		2,484	20.00%	497	—	—	(137)	360
Anjwa Smart Farm & Solar City Co., Ltd.		24,174	19.50%	4,714	796	—	—	5,510
Daewon Green Energy Co., Ltd.		15,248	25.36%	3,866	44	—	—	3,910
<Joint ventures>
KEPCO-Uhde Inc.		197	50.80%	100	—	—	—	100
Shuweihat Asia Power Investment B.V.		27,069	49.00%	13,264	—	—	—	13,264
Shuweihat Asia Operation & Maintenance Company		1,922	55.00%	1,057	—	—	—	1,057
Waterbury Lake Uranium L.P.		59,808	33.10%	19,797	—	—	—	19,797
ASM-BG Investicii AD		36,400	50.00%	18,200	—	—	—	18,200
RES Technology AD		31,860	50.00%	15,930	—	—	—	15,930
KV Holdings, Inc.		6,013	40.00%	2,405	—	—	—	2,405
KEPCO SPC Power Corporation		268,169	75.20%	201,663	—	—	—	201,663
Gansu Datang Yumen Wind Power Co., Ltd.		16,325	40.00%	6,530	—	—	—	6,530
Datang Chifeng Renewable Power Co., Ltd.		471,194	40.00%	188,478	—	—	—	188,478
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		106,324	40.00%	42,530	—	—	—	42,530
Rabigh Electricity Company		396,179	40.00%	158,472	—	(60,511)	(804)	97,157
Rabigh Operation & Maintenance Company Limited		9,533	40.00%	3,813	—	—	—	3,813
Jamaica Public Service Company Limited		636,994	40.00%	254,798	29,357	—	(17,934)	266,221
KW Nuclear Components Co., Ltd.		25,217	45.00%	11,348	—	—	(177)	11,171
Busan Shinho Solar Power Co., Ltd.		21,512	25.00%	5,378	—	—	—	5,378
Global Trade Of Power System Co., Ltd.		1,884	29.00%	546	—	—	—	546
Expressway Solar-light Power Generation Co., Ltd.		9,985	29.00%	2,896	—	—	—	2,896
Amman Asia Electric Power Company		268,755	60.00%	161,253	—	—	—	161,253
KAPES, Inc.		32,096	51.00%	16,369	—	(19,567)	3,198	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2020 and 2021 are as follows, continued:

2020
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Joint ventures>
Honam Wind Power Co., Ltd.	￦	13,292	29.00%	3,855	32	—	—	3,887
Jeongam Wind Power Co., Ltd.		11,550	40.00%	4,620	—	—	—	4,620
Korea Power Engineering Service Co., Ltd.		18,488	29.00%	5,362	—	—	—	5,362
Chun-cheon Energy Co., Ltd.		92,851	29.90%	27,762	3	—	(247)	27,518
Yeonggwangbaeksu Wind Power Co., Ltd.		20,791	15.00%	3,119	5	—	—	3,124
Nghi Son 2 Power LLC		(266,560)	50.00%	(133,280)	—	—	133,280	—
Kelar S.A.		106,063	65.00%	68,941	2,508	—	—	71,449
PT. Tanjung Power Indonesia		94,465	35.00%	33,063	—	—	—	33,063
Incheon New Power Co., Ltd.		525	29.00%	152	—	—	(152)	—
Seokmun Energy Co., Ltd.		51,082	29.00%	14,814	—	—	—	14,814
Daehan Wind Power PSC		(7,710)	50.00%	(3,855)	—	—	3,855	—
Barakah One Company		(230,516)	18.00%	(41,493)	—	(27,845)	69,338	—
Nawah Energy Company		1,498	18.00%	270	—	—	—	270
Momentum		1,696	33.33%	565	—	—	—	565
Daegu Green Power Co., Ltd.		79,908	54.24%	43,342	84	—	(20,381)	23,045
Yeonggwang Wind Power Co., Ltd.		36,443	46.00%	16,764	492	—	—	17,256
Chester Solar IV SpA		2,242	45.00%	1,009	55	—	—	1,064
Chester Solar V SpA		361	45.00%	162	115	—	—	277
Diego de Almagro Solar SpA		3,108	45.00%	1,399	91	—	—	1,490
South Jamaica Power Company Limited		159,494	20.00%	31,899	—	—	(2)	31,897
Daesan Green Energy Co., Ltd.		64,435	35.00%	22,552	—	—	—	22,552
RE Holiday Holdings LLC		137,618	50.00%	68,809	—	—	—	68,809
RE Pioneer Holdings LLC		99,278	50.00%	49,639	—	—	—	49,639
RE Barren Ridge 1 Holdings LLC		107,472	50.00%	53,736	—	—	(49,270)	4,466
RE Astoria 2 LandCo LLC		10,459	50.00%	5,230	—	—	—	5,230
RE Barren Ridge LandCo LLC		3,694	50.00%	1,847	—	—	—	1,847
Laurel SpA		2,033	45.00%	915	177	—	—	1,092
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		33,312	12.37%	4,121	8	—	—	4,129
Chile Solar JV SpA		69,765	50.00%	34,883	—	—	—	34,883
Taebaek Gadeoksan Wind Power Co., Ltd.		28,244	47.31%	13,362	—	—	—	13,362
Cheong-Song Noraesan Wind Power Co., Ltd.		11,689	29.01%	3,391	61	—	1	3,453
Chester Solar I SpA		3,082	45.00%	1,387	234	—	—	1,621
Solar Philippines Calatagan Corporation		50,849	38.00%	19,323	29,694	—	—	49,017
Saemangeum Solar Power Co., Ltd.		30,183	81.00%	24,450	(158)	—	—	24,292
Chungsongmeon BongSan wind power Co., Ltd.		8,077	29.00%	2,342	1,782	—	—	4,124
Jaeun Resident Wind Power Plant Co., Ltd.		7,569	29.00%	2,195	—	—	—	2,195
DE Energia SpA		(6,607)	49.00%	(3,237)	—	—	11,424	8,187
Dangjin Eco Power Co., Ltd.		74,065	34.00%	25,182	341	—	—	25,523
Haemodum Solar Co., Ltd.		6,255	49.00%	3,065	—	—	—	3,065
Yangyang Wind Power Co., Ltd.		20,884	50.00%	10,442	43	—	—	10,485
Horus Solar, S.A. De C.V.		(1,242)	14.95%	(186)	3,580	—	—	3,394
Recursos Solares PV De Mexico II, S.A. De C.V.		9,962	14.95%	1,489	2,171	—	—	3,660
Sunmex Renovables, S.A. De C.V.		1,577	14.95%	236	4	—	—	240
Stavro Holding II A.B.		46,385	20.00%	9,277	—	—	—	9,277
Solaseado Solar Power Co., Ltd.		21,990	38.90%	8,554	1,361	—	—	9,915
Yeongam Solar Power Co., Ltd.		27,729	19.00%	5,269	773	—	—	6,042
Samsu Wind Power Co., Ltd.		13,720	19.00%	2,607	—	—	—	2,607
Pulau Indah Power Plant Sdn. Bhd.		22,245	25.00%	5,561	5,643	—	—	11,204
Sam-Yang Photovoltaic Power Co., Ltd.		11,296	49.00%	5,535	—	—	—	5,535
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		73,534	29.53%	21,715	—	—	527	22,242
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,921	90.00%	16,129	—	—	—	16,129

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2020 and 2021 are as follows, continued:

2020
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
PT Barito Wahana Tenaga	￦	205,894	30.61%	63,029	—	—	—	63,029
Cheongna Energy Co., Ltd.		5,742	50.10%	2,877	3,137	(1,074)	—	4,940
Naepo Green Energy Co., Ltd.		(7,802)	29.20%	(2,278)	—	—	2,278	—
Dayone Energy Co., Ltd.		(54,480)	46.30%	(25,224)	—	(923)	26,147	—
OneEnergy Asia Limited		77,855	40.00%	31,142	25,512	—	—	56,654
KAS Investment I LLC		78,410	29.89%	23,437	—	—	—	23,437
KAS Investment II LLC		78,096	29.89%	23,343	—	—	—	23,343
Energyco LLC		2,862	29.00%	830	829	—	—	1,659
CAES, LLC		40,840	36.00%	14,702	2,924	—	—	17,626
Hapcheon Floating Photovoltaic Power Plant Inc.		9,708	19.47%	1,890	—	—	—	1,890
Busan Industrial Solar Power Co., Ltd.		784	28.02%	220	290	—	—	510
Bitsolar Energy Co., Ltd.		(4,803)	27.10%	(1,302)	1,654	—	—	352

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2020 and 2021 are as follows, continued:

2021
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Korea Gas Corporation	￦	9,119,335	20.47%	1,866,728	—	—	(51,215)	1,815,513
Korea Electric Power Industrial Development Co., Ltd.		84,885	29.00%	24,617	—	—	—	24,617
YTN Co., Ltd.		241,863	21.43%	51,828	—	—	—	51,828
Gangwon Wind Power Co., Ltd.		70,032	15.00%	10,505	49	—	—	10,554
Hyundai Green Power Co., Ltd.		420,533	29.00%	121,955	—	—	—	121,955
Korea Power Exchange		269,728	100.00%	269,728	—	—	—	269,728
Taebaek Wind Power Co., Ltd.		27,199	25.00%	6,800	—	—	—	6,800
Taebaek Guinemi Wind Power Co., Ltd.		13,426	25.00%	3,357	—	—	—	3,357
Pyeongchang Wind Power Co., Ltd.		21,644	25.00%	5,411	—	—	—	5,411
Daeryun Power Co., Ltd.		281,005	9.34%	26,246	—	—	(820)	25,426
Changjuk Wind Power Co., Ltd.		27,849	30.00%	8,355	—	—	—	8,355
KNH Solar Co., Ltd.		8,436	27.00%	2,278	—	—	—	2,278
SPC Power Corporation		223,523	38.00%	84,939	—	—	(19,893)	65,046
Gemeng International Energy Co., Ltd.		2,175,169	34.00%	739,557	—	—	(144,339)	595,218
PT. Cirebon Electric Power		443,525	27.50%	121,969	—	—	—	121,969
KNOC Nigerian East Oil Co., Ltd.		(78,029)	14.63%	(11,416)	—	—	11,416	—
KNOC Nigerian West Oil Co., Ltd.		(71,735)	14.63%	(10,495)	—	—	10,495	—
PT Wampu Electric Power		76,255	46.00%	35,077	—	—	—	35,077
PT. Bayan Resources TBK		2,141,022	20.00%	428,204	309,464	—	(76,379)	661,289
S-Power Co., Ltd.		253,444	49.00%	124,188	—	(1,402)	—	122,786
Pioneer Gas Power Limited		(155,789)	38.50%	(59,975)	22,278	—	37,697	—
Eurasia Energy Holdings		(476)	40.00%	(190)	—	—	190	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		373,976	25.00%	93,494	305	(1,069)	(289)	92,441
PT. Mutiara Jawa		8,857	29.00%	2,569	—	—	—	2,569
Samcheok Eco Materials Co., Ltd.		24,691	25.54%	6,306	—	—	(6,306)	—
Noeul Green Energy Co., Ltd.		13,132	29.00%	3,808	—	—	—	3,808
Goseong Green Power Co., Ltd.		902,746	29.00%	261,796	—	(938)	—	260,858
Gangneung Eco Power Co., Ltd.		150,144	1.61%	2,419	—	(131)	—	2,288
Shin Pyeongtaek Power Co., Ltd.		263,477	40.00%	105,391	3,559	(15,876)	—	93,074
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		790	28.00%	221	—	—	2	223
Dongducheon Dream Power Co., Ltd.		258,723	34.01%	87,992	1,757	(2,969)	(12,582)	74,198
Jinbhuvish Power Generation Pvt. Ltd.		49,931	5.16%	2,576	—	—	(2,576)	—
Daejung Offshore Wind Power Co., Ltd.		3,657	46.59%	1,704	—	—	—	1,704
GS Donghae Electric Power Co., Ltd.		716,977	34.00%	243,772	—	—	—	243,772
Daegu Photovoltaic Co., Ltd.		8,076	29.00%	2,342	—	—	—	2,342
Busan Green Energy Co., Ltd.		17,352	29.00%	5,032	—	—	—	5,032
Gunsan Bio Energy Co., Ltd.		(20,478)	18.87%	(3,864)	—	—	3,864	—
Korea Electric Vehicle Charging Service		7,144	17.50%	1,250	—	—	—	1,250
Hansuwon KNP Co., Ltd. (formerly, Korea Nuclear Partners Co., Ltd.)		1,309	28.98%	379	—	—	(160)	219
Korea Electric Power Corporation Fund		48,913	98.09%	47,979	—	—	4	47,983
Energy Infra Asset Management Co., Ltd.		10,770	9.90%	1,066	—	—	—	1,066
Daegu clean Energy Co., Ltd.		44	28.00%	12	—	—	—	12
YaksuESS Co., Ltd.		2,464	29.00%	715	1	—	—	716
Nepal Water & Energy Development Company Private Limited		94,639	69.06%	65,361	972	—	—	66,333
Gwangyang Green Energy Co., Ltd.		127,239	20.00%	25,448	18	—	—	25,466
PND Solar Co., Ltd.		3,708	29.00%	1,075	154	—	—	1,229
Hyundai Eco Energy Co., Ltd.		28,198	19.00%	5,358	214	—	—	5,572
YeongGwang Yaksu Wind Electric Co., Ltd.		(692)	9.63%	(67)	300	—	—	233
Green Energy Electricity Generation Co., Ltd.		3,222	29.00%	934	779	—	—	1,713
Korea Energy Solutions Co., Ltd.		614	20.00%	123	—	—	—	123
ITR Co., Ltd.		157	20.00%	31	1	—	—	32
Structure Test Network Co., Ltd.		1,265	20.00%	253	53	—	—	306

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2020 and 2021 are as follows, continued:

2021
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Namjeongsusang Solar Power Operation Co., Ltd.	￦	2,272	15.00%	341	20	—	—	361
Indeck Niles Development, LLC		322,479	56.25%	181,395	64,878	—	—	246,273
Indeck Niles Asset Management, LLC		334	33.33%	111	—	—	—	111
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		14,567	49.00%	7,138	—	—	—	7,138
Suwon New Power Co., Ltd.		1,967	39.90%	785	—	250	—	1,035
KPGE Inc.		1,066	29.00%	309	—	—	—	309
Gwangbaek Solar Power Investment Co., Ltd.		10,205	44.00%	4,490	316	—	—	4,806
Go deok Clean Energy Co., Ltd.		10,755	40.00%	4,302	—	—	—	4,302
SureDataLab Co., Ltd.		533	23.95%	128	—	—	—	128
SEP Co., Ltd.		32	21.26%	7	—	—	—	7
Hankook Electric Power Information Co., Ltd.		636	25.25%	161	—	—	—	161
Tronix Co., Ltd.		547	20.00%	109	—	—	—	109
O2&B Global Co., Ltd.		177	20.00%	35	—	—	—	35
Muan Sunshine Solar Power Plant Co., Ltd.		3,871	20.00%	774	494	—	—	1,268
Bigeum Resident Photovoltaic Power Co., Ltd.		(999)	29.90%	(299)	24	—	275	—
Goesan Solar Park Co., Ltd.		6,644	29.00%	1,927	—	—	—	1,927
Saemangeum Heemang Photovoltaic Co., Ltd.		27,140	35.00%	9,499	739	—	—	10,238
Bitgoel Eco Energy Co., Ltd.		15,021	29.00%	4,356	—	—	—	4,356
Jeju Gimnyeong Wind Power Co., Ltd.		3,038	30.00%	911	—	—	—	911
Seoroseoro Sunny Power Plant Co., Ltd.		1,647	42.58%	701	20	—	—	721
Muan Solar Park Co., Ltd.		28,788	20.00%	5,758	325	—	—	6,083
YuDang Solar Co., Ltd.		2,826	20.00%	565	—	—	—	565
Anjwa Smart Farm & Solar City Co., Ltd.		29,838	20.00%	5,968	816	—	—	6,784
Daewon Green Energy Co., Ltd.		15,118	25.36%	3,833	44	—	—	3,877
G.GURU Co., Ltd.		1,636	24.65%	403	—	—	—	403
UD4M Co., Ltd.		1,154	12.50%	144	—	—	—	144
Dongbu Highway Solar Co., Ltd.		1,073	20.00%	215	50	—	—	265
Seobu Highway Solar Co., Ltd.		1,444	20.00%	289	—	—	—	289
Korea Energy Data Co., Ltd.		211	29.37%	62	—	—	—	62
Gangneung Sacheon Fuel Cell Co., Ltd.		2,755	65.00%	1,791	87	—	—	1,878
Kosture Co., Ltd.		124	0.26%	—	—	—	—	—
Digital Innovation Growth Fund		12,857	76.92%	9,890	—	—	—	9,890
Taebaek Gadeoksan Wind Power Co., Ltd.		41,602	39.65%	16,495	—	—	—	16,495
Chuncheon Green Energy Co., Ltd.		4,881	68.00%	3,319	53	—	—	3,372
Yeomsubong Wind Power Co., Ltd.		4	48.72%	2	93	—	—	95
Yeongyang Wind Power Corporation II		19,516	30.00%	5,855	2,110	—	—	7,965
Haeparang Energy Co., Ltd.		8,885	25.00%	2,221	20	—	—	2,241
Saemangeum Sebit Power Plant Co., Ltd.		8,296	69.55%	5,770	230	—	—	6,000

<Joint ventures>
KEPCO-Uhde Inc.		114	50.85%	58	—	—	—	58
Shuweihat Asia Power Investment B.V.		75,652	49.00%	37,069	—	—	—	37,069
Shuweihat Asia Operation & Maintenance Company		2,509	55.00%	1,380	—	—	—	1,380
Waterbury Lake Uranium L.P.		65,226	33.10%	21,590	—	—	—	21,590
ASM-BG Investicii AD		37,384	50.00%	18,692	—	—	—	18,692
RES Technology AD		33,405	50.00%	16,703	—	—	—	16,703
KV Holdings, Inc.		6,317	40.00%	2,527	—	—	—	2,527
KEPCO SPC Power Corporation		264,600	75.20%	198,979	—	—	—	198,979
Gansu Datang Yumen Wind Power Co., Ltd.		16,588	40.00%	6,635	—	—	—	6,635
Datang Chifeng Renewable Power Co., Ltd.		511,467	40.00%	204,587	—	—	—	204,587

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2020 and 2021 are as follows, continued:

2021
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Joint ventures>
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	￦	110,542	40.00%	44,217	—	—	—	44,217
Rabigh Electricity Company		500,132	40.00%	200,053	—	(55,571)	(804)	143,678
Rabigh Operation & Maintenance Company Limited		10,177	40.00%	4,071	—	—	—	4,071
Jamaica Public Service Company Limited		705,503	40.00%	282,201	29,357	—	(16,909)	294,649
KW Nuclear Components Co., Ltd.		35,355	45.00%	15,910	—	—	(176)	15,734
Busan Shinho Solar Power Co., Ltd.		23,363	25.00%	5,841	—	—	—	5,841
Global Trade Of Power System Co., Ltd.		2,058	29.00%	597	—	—	—	597
Expressway Solar-light Power Generation Co., Ltd.		10,634	29.00%	3,084	—	—	—	3,084
Amman Asia Electric Power Company		297,799	60.00%	178,679	—	—	—	178,679
KAPES, Inc.		33,691	51.00%	17,182	—	(20,697)	3,515	—
Honam Wind Power Co., Ltd.		13,823	29.00%	4,009	32	—	—	4,041
Korea Power Engineering Service Co., Ltd.		18,671	29.00%	5,415	—	—	—	5,415
Chun-cheon Energy Co., Ltd.		87,427	29.90%	26,141	3	—	(248)	25,896
Yeonggwangbaeksu Wind Power Co., Ltd.		18,149	15.00%	2,722	6	—	—	2,728
Nghi Son 2 Power LLC		(37,879)	50.00%	(18,940)	—	—	18,940	—
Kelar S.A.		129,173	65.00%	83,962	2,733	—	—	86,695
PT. Tanjung Power Indonesia		132,988	35.00%	46,546	—	—	—	46,546
Incheon New Power Co., Ltd.		634	29.00%	184	—	—	(184)	—
Seokmun Energy Co., Ltd.		47,732	29.00%	13,842	—	—	—	13,842
Daehan Wind Power PSC		10,308	50.00%	5,154	—	—	—	5,154
Barakah One Company		(243,855)	18.00%	(43,894)	—	1,058	42,836	—
Nawah Energy Company		1,632	18.00%	294	—	—	—	294
Momentum		1,104	33.33%	368	—	—	—	368
Daegu Green Power Co., Ltd.		81,768	54.24%	44,351	84	—	(20,381)	24,054
Yeonggwang Wind Power Co., Ltd.		37,291	46.00%	17,154	492	—	—	17,646
Chester Solar IV SpA		(178)	45.00%	(80)	60	—	20	—
Chester Solar V SpA		(222)	45.00%	(100)	125	—	—	25
Diego de Almagro Solar SpA		583	45.00%	262	100	—	—	362
South Jamaica Power Company Limited		186,812	20.00%	37,362	—	—	(2)	37,360
Daesan Green Energy Co., Ltd.		60,697	35.00%	21,244	—	—	—	21,244
RE Holiday Holdings LLC		146,334	50.00%	73,167	—	—	—	73,167
RE Pioneer Holdings LLC		94,029	50.00%	47,015	—	—	—	47,015
RE Barren Ridge 1 Holdings LLC		114,338	50.00%	57,169	—	—	(55,286)	1,883
RE Astoria 2 LandCo LLC		11,996	50.00%	5,998	—	—	—	5,998
RE Barren Ridge LandCo LLC		4,239	50.00%	2,120	—	—	—	2,120
Laurel SpA		216	45.00%	97	193	—	—	290
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		29,236	12.37%	3,616	9	—	—	3,625
Chile Solar JV SpA		64,914	50.00%	32,457	—	—	—	32,457
Cheong-Song Noraesan Wind Power Co., Ltd.		13,941	29.01%	4,045	61	—	—	4,106
Chester Solar I SpA		1,922	45.00%	865	255	—	—	1,120
Solar Philippines Calatagan Corporation		70,565	38.00%	26,815	—	—	31,416	58,231
Saemangeum Solar Power Co., Ltd.		29,552	81.01%	23,939	—	—	—	23,939
Chungsongmeon BongSan wind power Co., Ltd.		6,987	29.00%	2,026	1,782	—	—	3,808
Jaeun Resident Wind Power Plant Co., Ltd.		6,753	29.00%	1,958	—	—	—	1,958
DE Energia SpA		(10,386)	49.00%	(5,089)	—	—	14,010	8,921
Dangjin Eco Power Co., Ltd.		75,787	34.00%	25,768	341	—	—	26,109
Haemodum Solar Co., Ltd.		6,288	49.00%	3,081	—	—	—	3,081
Yangyang Wind Power Co., Ltd.		22,295	50.00%	11,148	43	—	—	11,191
Horus Solar, S.A. De C.V.		15,136	14.95%	2,262	3,580	—	—	5,842
Recursos Solares PV De Mexico II, S.A. De C.V.		15,822	14.95%	2,365	2,171	—	—	4,536
Sunmex Renovables, S.A. De C.V.		10,738	14.95%	1,605	5	—	—	1,610

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2020 and 2021 are as follows, continued:

2021
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Joint ventures>
Stavro Holding II A.B.	￦	88,133	20.00%	17,627	—	—	—	17,627
Solaseado Solar Power Co., Ltd.		21,928	38.90%	8,530	1,361	—	—	9,891
Yeongam Solar Power Co., Ltd.		31,919	19.00%	6,065	773	—	—	6,838
Samsu Wind Power Co., Ltd.		14,882	19.00%	2,828	—	—	—	2,828
Pulau Indah Power Plant Sdn. Bhd.		65,823	25.00%	16,456	5,643	—	—	22,099
Sam-Yang Photovoltaic Power Co., Ltd.		10,190	49.00%	4,993	—	—	—	4,993
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		70,872	29.53%	20,929	527	—	—	21,456
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		18,098	90.00%	16,288	—	—	—	16,288
PT Barito Wahana Tenaga		266,545	30.61%	81,595	—	—	—	81,595
Cheongna Energy Co., Ltd.		18,485	50.10%	9,261	3,137	(1,200)	—	11,198
Naepo Green Energy Co., Ltd.		(26,530)	29.20%	(7,747)	—	—	7,747	—
Dayone Energy Co., Ltd.		(51,842)	46.30%	(24,003)	—	(882)	24,885	—
OneEnergy Asia Limited		135,470	40.00%	54,188	25,512	—	—	79,700
KAS Investment I LLC		51,098	29.89%	15,273	—	—	—	15,273
KAS Investment II LLC		50,895	29.89%	15,213	—	—	—	15,213
Energyco Co., Ltd. (formerly, Energyco LLC)		2,435	29.00%	706	829	—	—	1,535
CAES, LLC		43,089	36.00%	15,512	2,923	—	—	18,435
Hapcheon Floating Photovoltaic Power Plant Inc.		14,146	49.00%	6,932	39	—	—	6,971
Busan Industrial Solar Power Co., Ltd.		1,148	28.02%	322	290	—	—	612
Bitsolar Energy Co., Ltd.		(5,033)	27.10%	(1,364)	352	—	1,364	352
Pulau Indah O&M Sdn. Bhd.		—	60.00%	—	—	—	—	—
Guadalupe Solar SpA		935	60.00%	561	98	—	—	659
Omisan Wind Power Co., Ltd.		24,922	42.00%	10,467	166	—	—	10,633
Foresight Iberian Solar Group Holding, S.L.		11,091	75.00%	8,318	1,425	—	—	9,743
Yeongwol Eco Wind Co., Ltd.		4,718	29.00%	1,368	1,828	—	—	3,196
Gurae Resident Power Co., Ltd.		1,198	29.00%	347	48	—	—	395
Cheongju Eco Park Co., Ltd.		18,172	29.00%	5,270	195	—	—	5,465
Enel X Midland Photovoltaic, LLC		8,442	20.00%	1,688	—	—	—	1,688
Geumsungsan Wind Power Co., Ltd.		18,956	29.00%	5,497	556	—	—	6,053
KEPCO KPS Carabao Corp.		966	40.00%	386	—	—	—	386
Prime Swedish Holding AB		34,237	45.00%	15,407	34	—	—	15,441
Goheung New Energy Co., Ltd.		23,020	46.15%	10,624	1,084	—	—	11,708
Gunsan Land Solar Co., Ltd.		25,658	75.29%	19,317	—	—	—	19,317
CapMan Lynx SCA, SICAR		19,952	50.00%	9,976	—	—	—	9,976
International Offshore Power Transmission Holding Company Limited		5	35.00%	2	(2)	—	—	—

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(6)	As of December 31, 2020, and 2021, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

		2020		2021
		Unrecognized equity interest	Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
		In millions of won
Hadong Mineral Fiber Co., Ltd.	￦	—	2	—	—
Eurasia Energy Holdings		(10)	175	15	190
Gunsan Bio Energy Co., Ltd.		290	3,582	282	3,864
Daehan Wind Power PSC		3,855	3,855	(3,855)	—
Dayone Energy Co., Ltd.		(14,035)	24,696	(1,244)	23,452
Nghi Son 2 Power LLC		30,456	133,280	(114,340)	18,940
Samcheok Eco Materials Co., Ltd.		(3)	785	(323)	462
Naepo Green Energy Co., Ltd.		(7,003)	2,278	5,469	7,747
Barakah One Company		(46,758)	69,338	(26,502)	42,836
Pioneer Gas Power Limited		15,824	15,938	21,691	37,629
Incheon New Power Co., Ltd.		194	194	(31)	163
Bigeum Resident Photovoltaic Power Co., Ltd.		116	116	182	298
KAPES, Inc.		3,198	3,198	317	3,515
Chester Solar IV SpA		—	—	21	21

(7)	As of December 31, 2021, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.
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

(v)	Daegu Green Power Co., Ltd.
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

(vi)	Yeonggwang Wind Power Co., Ltd.
In case the Company intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling
shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Company.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2021, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(vii)	Chester Solar I SpA
According to the shareholders’ agreement, the Company has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(viii)	Chester Solar IV SpA
According to the shareholders’ agreement, the Company has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(ix)	Chester Solar V SpA
According to the shareholders’ agreement, the Company has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(x)	Diego de Almagro Solar SpA
According to the shareholders’ agreement, the Company has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(xi)	Laurel SpA
According to the shareholders’ agreement, the Company has an obligation to purchase the shares at the agreed yield-based transfer price on the agreed date of exercise and when Sprott Chile Solar I SpA intends to sell its shares.

(xii)	Samcheok Eco Materials Co., Ltd.
For Samcheok Eco Materials Co., Ltd., ordinary shareholders have the right to buy the shares of preferred shareholders if preferred shareholders intend to sell their preferred stock until December 26, 2023, and ordinary shareholders shall guarantee the investment principle of preferred shareholders.

(xiii)	Hyundai Green Power Co., Ltd.
As of December 31, 2021, the Company has call option against the financial investors (Korea Development Bank and others) and also has an obligation to sell its shares in Hyundai Green Power Co., Ltd. when claimed by the financial investors at certain period of time in the future. Also, at certain period of time in the future, the Company has put option against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Group”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares upon request from Hyundai Steel Group.

(xiv)	Kosture Co., Ltd.
The Company acquires the shares with the settled amount of coal provided to Kosture Co., Ltd. every year until completion of the subscription set forth in the shareholders’ agreement.

(xv)	Omisan Wind Power Co., Ltd.
When the Company requests Unison Co., Ltd. to transfer shares after the completion of the power generation complex, the Company has a right to purchase the shares or transfer them to others at fair value.

(xvi)	Changjuk Wind Power Co., Ltd.
In the case where
non-controlling
shareholders decide to dispose of their shares in Changjuk Wind Power Co., Ltd. after the warrant period of defect repair for wind power generator has expired, the Company acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(xvii)	Geumsungsan Wind Power Co., Ltd.
The Company has a right to purchase shares owned by Daemyung Energy Co., Ltd., within the range of 18%, for 3 years after the commencement of the operation.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures as of December 31, 2021 are as follows:

Company	Nature and extent of any significant restrictions
Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of the stakeholders.

Daeryun Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior consent of the majority of major stakeholders.

KNH Solar Co., Ltd.	Principals and interests on subordinated loans or dividends to shareholders cannot be paid without written consent of financial institutions. Also, shares cannot be wholly or partially transferred without the consent of other shareholders.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Naepo Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Solaseado Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

KPGE Inc.	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Diego de Almagro Solar Spa	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Shinho Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the collateralized debt is fully repaid.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures as of December 31, 2021 are as follows, continued:

Company	Nature and extent of any significant restrictions

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

DE Energia SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when prior written consent of financial institutions is obtained.

Bitsolar Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Omisan Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, either of Omisan Wind Power Co., Ltd. and Unison Co., Ltd. shall not transfer their shares to others wholly or partially until 4 years have passed from the completion of power complex without the written consent from the other party. In case the shares of each party becomes less than 10% of outstanding shares after the transfer, it also requires the written consent from the other party.

Yangyang Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Industrial Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Kosture Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Geumsungsan Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred for 3 years after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

Daewon Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Cheongju Eco Park Co., Ltd.	Dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied, or permitted by related financing contracts, or prior written consent of financial institutions is obtained.

Goheung New Energy Co., Ltd.	Payment of dividends or repayment of loans such as subordinated loans to the investors can only be made when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of December 31, 2020 and 2021 are as follows:

		2020
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
		In millions of won
Land	￦	13,970,098	(23,475)	—	(26,772)	13,919,851
Buildings		21,773,824	(57,231)	(9,150,218)	(7,074)	12,559,301
Structures		74,136,523	(180,009)	(27,864,461)	(13,207)	46,078,846
Machinery		94,295,027	(157,785)	(43,740,838)	(515,402)	49,881,002
Ships		2,482	—	(2,227)	—	255
Vehicles		338,386	(632)	(259,288)	(115)	78,351
Equipment		1,895,528	(227)	(1,487,643)	(42)	407,616
Tools		1,195,721	(239)	(1,003,295)	(39)	192,148
Construction-in-progress		31,121,255	(79,126)	—	(157,530)	30,884,599
Right-of-use assets		7,905,214	—	(3,363,048)	—	4,542,166
Asset retirement costs		12,260,732	—	(4,701,138)	(146,423)	7,413,171
Others		13,979,980	—	(11,227,899)	—	2,752,081

	￦	272,874,770	(498,724)	(102,800,055)	(866,604)	168,709,387

		2021
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
		In millions of won
Land	￦	14,135,452	(23,474)	—	(27,487)	14,084,491
Buildings		22,973,395	(52,122)	(10,041,270)	(7,073)	12,872,930
Structures		78,473,094	(172,021)	(30,171,363)	(13,205)	48,116,505
Machinery		101,049,793	(140,082)	(48,791,577)	(514,991)	51,603,143
Ships		2,068	—	(1,891)	—	177
Vehicles		371,207	(1,675)	(281,833)	(117)	87,582
Equipment		1,989,115	(149)	(1,591,890)	(42)	397,034
Tools		1,256,189	(64)	(1,073,086)	(38)	183,001
Construction-in-progress		30,313,624	(111,822)	—	(157,530)	30,044,272
Right-of-use assets		7,848,138	—	(3,788,741)	—	4,059,397
Asset retirement costs		14,348,920	—	(5,277,109)	(146,423)	8,925,388
Others		14,852,245	—	(12,106,384)	—	2,745,861

	￦	287,613,240	(501,409)	(113,125,144)	(866,906)	173,119,781

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2021 and 2020 are as follows:

		2020
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
		In millions of won
Land	￦	13,848,063	5,330	(31,304)	(273)	—	121,510	13,943,326
(Government grants)		(21,817)	—	2	—	—	(1,660)	(23,475)
Buildings		12,445,706	7,225	(16,015)	(875,680)	(2,107)	1,057,403	12,616,532
(Government grants)		(61,920)	—	—	5,206	—	(517)	(57,231)
Structures		45,178,870	36,091	(346,612)	(2,313,920)	(3,571)	3,707,997	46,258,855
(Government grants)		(186,554)	—	2,032	9,526	—	(5,013)	(180,009)
Machinery		49,907,300	407,521	(283,845)	(5,526,816)	(74,362)	5,608,989	50,038,787
(Government grants)		(158,907)	—	496	17,468	—	(16,842)	(157,785)
Ships		201	—	—	(106)	—	160	255
Vehicles		70,585	3,880	(151)	(35,036)	—	39,705	78,983
(Government grants)		(2,275)	—	4	2,064	—	(425)	(632)
Equipment		374,115	72,655	(86)	(186,004)	—	147,163	407,843
(Government grants)		(241)	—	—	149	—	(135)	(227)
Tools		164,064	28,048	(193)	(82,862)	—	83,330	192,387
(Government grants)		(403)	—	—	243	—	(79)	(239)
Construction-in-progress		28,419,470	12,726,469	(486)	—	7,799	(10,189,527)	30,963,725
(Government grants)		(61,211)	8,783	—	—	—	(26,698)	(79,126)
Right-of-use assets		4,783,573	291,334	(827)	(586,254)	—	54,340	4,542,166
Asset retirement costs		7,374,527	131	(196)	(819,708)	—	858,417	7,413,171
Others		2,628,681	6,470	(8,145)	(984,097)	(366)	1,109,538	2,752,081

	￦	164,701,827	13,593,937	(685,326)	(11,376,100)	(72,607)	2,547,656	168,709,387

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2021 and 2020 are as follows, continued:

		2021
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
		In millions of won
Land	￦	13,943,326	9,561	(54,447)	—	—	209,525	14,107,965
(Government grants)		(23,475)	—	1	—	—	—	(23,474)
Buildings		12,616,532	9,036	(19,974)	(889,539)	—	1,208,997	12,925,052
(Government grants)		(57,231)	—	—	5,174	—	(65)	(52,122)
Structures		46,258,855	(5,472)	(319,287)	(2,582,488)	(741)	4,937,659	48,288,526
(Government grants)		(180,009)	—	1,811	9,517	—	(3,340)	(172,021)
Machinery		50,038,787	268,126	(135,803)	(5,759,155)	—	7,331,270	51,743,225
(Government grants)		(157,785)	—	531	17,519	—	(347)	(140,082)
Ships		255	—	—	(103)	—	25	177
Vehicles		78,983	4,807	(4,298)	(37,980)	—	47,745	89,257
(Government grants)		(632)	(26)	—	460	—	(1,477)	(1,675)
Equipment		407,843	54,875	(667)	(184,007)	—	119,139	397,183
(Government grants)		(227)	—	—	95	—	(17)	(149)
Tools		192,387	19,389	(89)	(81,984)	—	53,362	183,065
(Government grants)		(239)	—	—	209	—	(34)	(64)
Construction-in-progress		30,963,725	12,165,238	(66,965)	—	(3,315)	(12,902,589)	30,156,094
(Government grants)		(79,126)	5,027	—	—	—	(37,723)	(111,822)
Right-of-use assets		4,542,166	78,213	(11,787)	(554,615)	—	5,420	4,059,397
Asset retirement costs		7,413,171	92	(209)	(844,518)	—	2,356,852	8,925,388
Others		2,752,081	5,311	(2,332)	(869,310)	—	860,111	2,745,861

	￦	168,709,387	12,614,177	(613,515)	(11,770,725)	(4,056)	4,184,513	173,119,781

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

19.	Investment Properties

(1)	Investment properties as of December 31, 2020 and 2021 are as follows:

		2020
		Acquisition cost	Government grants	Accumulated depreciation	Book value
		In millions of won
Land	￦	200,391	—	—	200,391
Buildings		59,347	(29)	(34,514)	24,804

	￦	259,738	(29)	(34,514)	225,195

		2021
		Acquisition cost	Government grants	Accumulated depreciation	Book value
		In millions of won
Land	￦	201,605	—	—	201,605
Buildings		19,543	(30)	(8,334)	11,179

	￦	221,148	(30)	(8,334)	212,784

(2)	Changes in investment properties for the years ended December 31, 2020 and 2021 are as follows:

		2020
		Beginning balance	Depreciation	Others	Ending balance
		In millions of won
Land	￦	129,897	—	70,494	200,391
Buildings		28,696	(1,454)	(2,409)	24,833
(Government grants)		(13)	1	(17)	(29)

	￦	158,580	(1,453)	68,068	225,195

		2021
		Beginning balance	Depreciation	Others	Ending balance
		In millions of won
Land	￦	200,391	—	1,214	201,605
Buildings		24,833	(1,387)	(12,237)	11,209
(Government grants)		(29)	1	(2)	(30)

	￦	225,195	(1,386)	(11,025)	212,784

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the years ended December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Rental income	￦	8,335	10,118
Operating and maintenance expenses related to rental income		(1,453)	(1,386)

	￦	6,882	8,732

(4)	Fair value of investment properties as of December 31, 2020 and 2021 are as follows:

		2020		2021
		Book value	Fair value	Book value	Fair value
		In millions of won
Land	￦	200,391	300,001	201,605	268,702
Buildings		24,804	44,597	11,179	13,636

	￦	225,195	344,598	212,784	282,338

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

(5)	All of the Company’s investment properties are held under freehold interests.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

20.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the years ended December 31, 2019, 2020 and 2021 are as follows:

		2019
		Beginning balance	Increase (decrease)(*)	Recognized as revenue	Ending balance
		In millions of won
Nuclear power plant construction in UAE and others	￦	3,620,788	379,269	(1,264,916)	2,735,141

(*)
For the year ended December 31, 2019, the increased balance of contracts from new orders is ￦390,224 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ￦10,955 million.

		2020
		Beginning balance	Increase (decrease)(*)	Recognized as revenue	Ending balance
		In millions of won
Nuclear power plant construction in UAE and others	￦	2,735,141	1,229,759	(812,175)	3,152,725

(*)
For the year ended December 31, 2020, the increased balance of contracts from new orders is ￦1,512,460 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ￦282,701 million.

		2021
		Beginning balance	Increase (decrease)(*)	Recognized as revenue	Ending balance
		In millions of won
Nuclear power plant construction in UAE and others	￦	3,152,725	386,208	(754,998)	2,783,935

(*)
For the year ended December 31, 2021, the increased balance of contracts from new orders is ￦458,635 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ￦72,427 million.

(2)	Accumulated earned revenue, expense and others related to the Company’s construction contracts in progress as of December 31, 2020 and 2021 are as follows:

		2020
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts
		In millions of won
Nuclear power plant construction in UAE and others	￦	21,460,431	20,242,735	1,217,696	97,348

		2021
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts
		In millions of won
Nuclear power plant construction in UAE and others	￦	22,051,129	20,967,097	1,084,032	23,238

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

20.	Construction Contracts, Continued

(3)	Gross amount due from customers recognized as contract assets and due to customers recognized as contract liabilities for contract work as of December 31, 2020 and 2021 are as follows:

		2020		2021
		Contract assets(*1)	Contract liabilities(*2)	Contract assets(*1)	Contract liabilities(*2)
		In millions of won
Nuclear power plant construction in UAE and others	￦	79,662	88,126	82,306	5,330

(*1)
Included in trade and other receivables, net, in the consolidated statements of financial position. The balance of trade receivables from construction contracts are ￦39,063 million and ￦57,639 million, as of December 31, 2020 and 2021, respectively.

(*2)
Included in
non-financial
liabilities as advance received in the consolidated statements of financial position. The revenue recognized on December 31, 2021 from the amounts included in contract liabilties at the end of the prior year is ￦87,934 million.

Revenue recognized for the year ended December 31, 2021 from performance obligations satisfied in previous periods is
(-) ￦6,480 million.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of December 31, 2020 and 2021 are as follows:

		2020
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value
		In millions of won
Software	￦	775,667	(136)	(623,504)	—	152,027
Licenses and franchises		547	—	(547)	—	—
Copyrights, patents rights and other industrial rights		101,866	—	(49,772)	(9,178)	42,916
Mining rights		604,703	—	(34,062)	(528,251)	42,390
Development expenditures		958,035	(5,043)	(862,850)	(19)	90,123
Intangible assets under development		79,862	(7,203)	—	(12,844)	59,815
Usage rights of donated assets and other		592,930	—	(408,455)	—	184,475
Leasehold rights		27,843	—	(21,503)	—	6,340
Greenhouse gas emissions rights		61,373	—	—	—	61,373
Others		566,200	(75)	(137,843)	(12,011)	416,271

	￦	3,769,026	(12,457)	(2,138,536)	(562,303)	1,055,730

		2021
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value
		In millions of won
Software	￦	867,185	(91)	(704,589)	—	162,505
Copyrights, patents rights and other industrial rights		103,428	—	(59,063)	(9,178)	35,187
Mining rights		623,122	—	(39,803)	(541,417)	41,902
Development expenditures		978,768	(3,820)	(905,805)	(19)	69,124
Intangible assets under development		94,275	(7,326)	—	(12,845)	74,104
Usage rights of donated assets and others		592,870	—	(423,087)	—	169,783
Leasehold rights		28,185	—	(22,337)	—	5,848
Greenhouse gas emissions rights		78,137	—	—	—	78,137
Others		574,957	(71)	(155,404)	(11,995)	407,487

	￦	3,940,927	(11,308)	(2,310,088)	(575,454)	1,044,077

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the years ended December 31, 2020 and 2021 are as follows:

		2020
		Beginning balance	Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
		In millions of won
Software	￦	164,995	14,101	—	(77,501)	—	50,568	152,163
(Government grants)		(235)	—	—	99	—	—	(136)
Copyrights, patents rights and other industrial rights		53,261	369	(390)	(8,352)	—	(1,972)	42,916
Mining rights		43,723	1,664	—	(4,380)	—	1,383	42,390
Development expenditures		93,843	10,273	—	(32,034)	—	23,084	95,166
(Government grants)		(1,492)	—	—	1,453	—	(5,004)	(5,043)
Intangible assets under development		60,490	53,638	—	—	(23)	(47,087)	67,018
(Government grants)		(11,029)	—	—	—	—	3,826	(7,203)
Usage rights of donated assets and other		193,161	—	—	(18,448)	—	9,762	184,475
Leasehold rights		5,318	—	—	(831)	—	1,853	6,340
Greenhouse gas emissions rights		41,656	37,109	(9,271)	—	—	(8,121)	61,373
Others		426,364	3,217	(46)	(30,476)	(3,576)	20,863	416,346
(Government grants)		(79)	—	—	4	—	—	(75)

	￦	1,069,976	120,371	(9,707)	(170,466)	(3,599)	49,155	1,055,730

		2021
		Beginning balance	Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
		In millions of won
Software	￦	152,163	18,834	(1)	(77,881)	—	69,481	162,596
(Government grants)		(136)	—	—	64	—	(19)	(91)
Copyrights, patents rights and other industrial rights		42,916	166	(131)	(7,771)	—	7	35,187
Mining rights		42,390	1,022	—	(3,526)	—	2,016	41,902
Development expenditures		95,166	309	—	(37,033)	—	14,502	72,944
(Government grants)		(5,043)	—	—	1,439	—	(216)	(3,820)
Intangible assets under development		67,018	51,988	—	—	—	(37,576)	81,430
(Government grants)		(7,203)	—	—	—	—	(123)	(7,326)
Usage rights of donated assets and others		184,475	—	—	(13,594)	—	(1,098)	169,783
Leasehold rights		6,340	—	—	(834)	—	342	5,848
Greenhouse gas emissions rights		61,373	78,091	—	(31)	—	(61,296)	78,137
Others		416,346	2,229	—	(26,998)	14	15,967	407,558
(Government grants)		(75)	—	—	4	—	—	(71)

	￦	1,055,730	152,639	(132)	(166,161)	14	1,987	1,044,077

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of December 31, 2020 and 2021 are as follows:

2020
Type	Description	Currency	Amount	Remaining useful lives
	In millions of won and thousands of Australian dollars
Software	ERP system and others	KRW	81	2 months ~ 4 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	4,936	1 year and 9 months
	Contributions to ARP NRC DC	KRW	29,219	7 years
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Development expenditures	Electricity sales information system	KRW	8,229	1 year and 2 months
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	26,847	5 years and 11 months
	Dangjin power plant load facility usage right	KRW	1,574	3 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	10,016	9 years and 6 months
Others	Occupancy and use of public waters	KRW	87,035	16 years and 1 month
	Greenhouse gas emissions rights	KRW	61,373	—
	Business rights	KRW	166,207	28 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

2021
Type	Description	Currency	Amount	Remaining useful lives
	In millions of won and thousands of Australian dollars
Software	DAS MS-SQL CORE license	KRW	3,817	2 years and 8 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	1,851	9 months
	Contributions to ARP NRC DC	KRW	25,045	6 years
Mining rights	Mining rights of Bylong mine	AUD	—	—(*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	22,310	4 years and 11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	8,962	8 years and 6 months
Others	Occupancy and use of public waters	KRW	81,623	15 years and 1 month
	Greenhouse gas emissions rights	KRW	78,137	—
	Business rights	KRW	160,459	27 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)	For the years ended December 31, 2019, 2020 and 2021, the Company recognized research and development expenses of ￦ 735,715 million, ￦ 700,642 million and ￦ 689,397 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

22.	Trade and Other Payables
Trade and other payables as of December 31, 2020 and 2021 are as follows:

		2020		2021
		Current	Non-current	Current	Non-current
		In millions of won
Trade payables	￦	2,606,861	—	4,780,260	—
Non-trade payables		1,785,068	2,324,965	1,536,976	2,032,260
Accrued expenses		1,197,815	2,038	1,174,765	8,095
Leasehold deposits received		2,336	943	1,699	741
Other deposits received		83,505	67,645	72,063	68,050
Lease liabilities		576,665	4,044,431	583,558	3,826,945
Dividends payable		4,271	—	4,105	—
Others(*)		—	40,390	—	60,407

	￦	6,256,521	6,480,412	8,153,426	5,996,498

(*)	Details of others as of December 31, 2020 and 2021 are as follows:

		2020		2021
		Current	Non-current	Current	Non-current
		In millions of won
Advance received from local governments	￦	—	4,278	—	3,477
Others		—	36,112	—	56,930

	￦	—	40,390	—	60,407

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Current liabilities
Short-term borrowings	￦	1,436,922	2,920,563
Current portion of long-term borrowings		677,982	1,463,703
Current portion of debt securities		8,565,301	9,652,986
Less : Current portion of discount on long-term borrowings		(1,723)	(2,048)
Less : Current portion of discount on debt securities		(3,677)	(5,370)

		10,674,805	14,029,834

Non-current liabilities
Long-term borrowings		3,018,898	2,278,481
Debt securities		56,188,234	64,385,784
Less : Discount on long-term borrowings		(14,899)	(12,857)
Less : Discount on debt securities		(143,823)	(152,760)
Add: Premium on debt securities		1,366	1,031

		59,049,776	66,499,679

	￦	69,724,581	80,529,513

(2)	Repayment schedule of borrowings and debt securities as of December 31, 2020 and 2021 are as follows:

		2020
		Borrowings	Debt Securities
		In millions of won
Less than 1 year	￦	2,114,904	8,565,301
1~ 5 years		1,564,252	28,746,117
Over 5 years		1,454,646	27,442,117

	￦	5,133,802	64,753,535

		2021
		Borrowings	Debt Securities
		In millions of won
Less than 1 year	￦	4,384,266	9,652,986
1~ 5 years		1,013,500	34,156,038
Over 5 years		1,264,981	30,229,746

	￦	6,662,747	74,038,770

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of December 31, 2020 and 2021 are as follows:

2020
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
In millions of won and thousands of foreign currencies
Local short-term borrowings	DB financial investment and others	0.80 ~ 4.60	2021.01.05 ~2021.12.31	—	￦	580,004
Electronic short-term bonds	KB Securities and others	0.75 ~ 1.35	2021.01.13 ~2021.03.18	—		470,000
Foreign short-term borrowings	Shinhan Bank	0.71 ~ 0.74	2021.01.04 ~2021.03.31	USD 55,393		60,268
Foreign short-term borrowings(*)	Korea Development Bank and others	1M Libor + 1.25	2022.04.29	USD 73,704		81,290
Local bank overdraft	Woori Bank	Standard overdraft rate + 1.26	2021.02.26	—		29,960
Local bank overdraft	Korea Development Bank and others	1.42 ~ 1.88	2021.01.07~ 2021.04.26	—		215,400

					￦	1,436,922

2021
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
In millions of won and thousands of foreign currencies
Local short-term borrowings	DB financial investment and others	1.96~4.60	2022.01.07 ~ 2022.12.31	—	￦	2,030,886
Electronic short-term bonds	BNK Securities and others	1.35~1.77	2022.01.21 ~ 2022.02.08	—		100,000
Foreign short-term borrowings	Shinhan Bank and others	0.34~0.45	2022.01.04 ~ 2022.03.30	USD 157,533		186,755
Foreign short-term borrowings	Korea Development Bank and others	1M Libor + 1.25	2022.04.29	USD 173,042		205,142
Foreign short-term borrowings	Shinhan Bank and others	0.57~0.80	2022.06.17 ~ 2022.08.31	USD 78,319		92,847
Foreign short-term borrowings	Credit Agricole and others	0.04	2022.06.28	EUR 72,199		96,915
Local bank overdraft	Korea Development Bank and others	1.73~2.25	2022.01.07 ~ 2022.02.26	—		208,018

					￦	2,920,563

(*)	The contractual maturity is 2022 but is classified as short-term borrowing due to intention of early redemption in 3 months after borrowing.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2020 and 2021 are as follows:

2020
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

		In millions of won and thousands of foreign currencies
Local long-term borrowings
Korea Development Bank	Others	0.50	2021~2044	—	￦	2,946
	Facility	2.50~4.60	2021~2028	—		50,293
	Operating funds	2.33	2022	—		20,000
	Operating funds	1yr KoFC bond rate +0.81~0.95	2022~2023	—		24,300
Hana Bank	Commercial Paper	3M CD+0.13~0.32	2021~2024	—		1,150,000
	Facility	4.60	2028	—		11,088
	Facility	3yr KTB rate-1.25 Standard overdraft rate+1.50~2.45	2021~2035	—		43,419
IBK	PF Refinancing	CD+1.25	2030	—		9,543
Export-Import Bank of Korea	Project loans	1.50	2026	—		16,204
	Facility	1.32	2028	—		32,000
	Operating funds	1.78	2023	—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025	—		2,509
	Facility	3yr KTB rate-2.25	2021~2024	—		1,527
	Project loans	—	2023	—		1,197
	Others	KTB rate-2.25	2024~2028	—		14,045
Shinhan Bank	Facility	CB rate+1.10	2028	—		16,632
	Others	3.95	2034	—		89,257
	Others	Standard overdraft rate+1.00	2034	—		89,257
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79	2021~2031	—		46,512
Others	Facility	1.75~6.80	2026~2037	—		510,262
	Facility	CB rate+1.10~1.20 3M CD+1.60 Standard overdraft rate+1.50~2.45	2023~2037	—		89,506
	PF Refinancing	4.10	2030	—		26,509
	Others	3.90~7.90	2023~2039	—		222,356

						2,485,062

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2021~2023	USD 8,744		9,513
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD 96,014		104,463
	Direct loan and others	3M LIBOR+2.75~3.70	2027	JOD 132,228		202,912
	PF Loan	6M LIBOR+1.70~2.50	2032	USD 111,225		121,013
	Others	3.88	2021	USD 289,509		314,986
POSCO and others	Shareholder’s loan	8.00	2023	USD 14,061		15,298
	Shareholder’s loan	8.00	2031	JOD 4,853		7,447
Samsung Life Insurance and others	Syndicated Loans	3.10	2032	JPY 4,682,816		49,369
Woori Bank and others	Syndicated Loans	JPY 6M Libor+2.00	2032	JPY 3,020,746		31,847
IFC and others	Others	6M Libor+5.00	2031	USD 224,115		243,837
Federal Financing Bank and others	PF Loans	2.39~6.00	2031~2038	USD 97,347		105,913
Others	Others	—	—	USD 4,798		5,220

						1,211,818

						3,696,880
Less: Discount on long-term borrowings						(16,622)
Less: Current portion of long-term borrowings						(677,982)
Add: Current portion of discount on long-term borrowings						1,723

					￦	3,003,999

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2020 and 2021 are as follows, continued:

2021
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

		In millions of won and thousands of foreign currencies
Local long-term borrowings
Korea Development Bank	Others	0.50	2023~2044	—	￦	2,509
	Facility	2.50~4.60	2022~2028	—		39,430
	Operating funds	2.33	2022	—		20,000
	Operating funds	1yr KoFC bond rate +0.81~0.95	2022~2023	—		64,300
Hana Bank	Commercial Paper	3M CD+0.13~0.43	2022~2025	—		1,050,000
	Facility	4.60	2028	—		9,647
	Facility	3yr KTB rate-1.25	2022~2028	—		4,485
IBK	PF Refinancing	CD+1.25	2030	—		8,589
Export-Import Bank of Korea	Project loans	1.50	2026	—		13,258
	Facility	1.32	2028	—		32,000
	Operating funds	1.78	2023	—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025	—		8,971
	Facility	3yr KTB rate-2.25	2022~2024	—		995
	Project loans	—	2023	—		1,197
	Others	1.75	2028	—		4,893
Shinhan Bank and others	Facility	CB rate+1.10	2028	—		14,470
	Commercial paper	3M CD+0.38	2025	—		150,000
	Others	3.95	2034	—		84,179
	Others	Standard overdraft rate+1.00	2034	—		84,179
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79	2022~2031	—		59,333
Others	Facility	2.80~6.80	2024~2039	—		620,185
	Facility	CB rate+0.90~1.10 3M CD+1.60 3.37	2028~2037	—		171,733
	PF Refinancing	3.80~5.00	2030~2034	—		71,742
	PF Refinancing	1.75	2029	—		22,265
	Others	4.40~7.90	2022~2038	—		116,367
	Others	1.80~4.50	2031~2034	—		49,928

						2,720,355

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744		10,366
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD 89,823		106,485
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD 107,868		180,363
	PF Loan	6M Libor+1.70~2.50	2032	USD 103,340		122,509
POSCO and others	Shareholder’s loan	8.00	2025	USD 11,953		14,171
	Shareholder’s loan	8.00	2031	JOD 4,853		8,114
Samsung Life Insurance and others	Syndicated Loans	3.10~8.00	2032	JPY 5,144,387		53,000
Woori Bank and others	Syndicated Loans	JPY 6M Libor+2.00	2032	JPY 2,820,708		29,060
KiwoomSolar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 36,311		48,741
IFC and others	Others	6M Libor+5.00	2031	USD 230,018		272,686
Federal Financing Bank and others	PF Loans	2.39~6.00	2031~2038	USD 94,135		111,597
Others	Others	—	—	USD 54,607		64,737

						1,021,829

						3,742,184
Less: Discount on long-term borrowings						(14,905)
Less: Current portion of long-term borrowings						(1,463,703)
Add: Current portion of discount on long-term borrowings						2,048

					￦	2,265,624

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of December 31, 2020 and 2021 are as follows:

	Issue date	Maturity	Interest rate (%)		2020	2021

	In millions of won

Electricity Bonds	2012.01.15~ 2021.12.23	2022.01.05~ 2049.10.24	1.02~4.20	￦	27,810,000	34,080,000
Corporate Bonds(*)	2009.10.16~ 2021.11.22	2022.01.19~ 2051.11.22	0.86~6.00		26,463,577	28,194,472

					54,273,577	62,274,472
Less: Discount on local debt securities					(46,730)	(52,723)
Less: Current portion of local debt securities					(7,243,217)	(7,432,647)
Add: Current portion of discount on local debt securities					2,108	2,510

				￦	46,985,738	54,791,612

(*)
Among the corporate bonds, each holder of Hee
Mang Sunlight
Power Co., Ltd.’s private equity bonds, amounting to ￦2,697 million, may exercise the early redemption rights
on the 5th year (March 31, 2021) from the date of issuance of the bonds
and every year on March 31 thereafter, until the year before the redemption date.

(6)	Foreign debt securities as of December 31, 2020 and 2021 are as follows:

	2020
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency

	In millions of won and thousands of foreign currencies
FY-96	1996.04.01~ 1996.12.06	2026.12.01~ 2096.04.01	6.00~7.95	USD 278,701	￦	303,227
FY-97	1997.01.31~ 1997.08.04	2027.02.01~ 2027.08.01	6.75~7.00	USD 314,717		342,412
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		312,169
FY-11	2011.07.13	2021.07.13	4.75	USD 500,000		544,000
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		816,000
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		108,800
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		326,400
FY-16	2016.01.21	2021.07.21	2.50	USD 300,000		326,400
FY-17	2017.06.19~ 2017.07.25	2022.06.19~ 2027.07.25	2.63~3.13	USD 800,000		870,400
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		53,530
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		59,747
FY-18	2018.01.29~ 2018.07.25	2021.01.29~ 2023.07.25	3.00~3.88	USD 1,800,000		1,958,400
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		231,578
FY-19	2019.01.22~ 2019.06.24	2022.01.22~ 2024.06.24	2.50~3.38	USD 800,000		870,400
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		246,866
FY-19	2019.07.19	2024.07.19~ 2027.07.19	0.00~0.05	CHF 300,000		370,299
FY-19	2019.07.22	2022.07.22	2.38	USD 300,000		326,400
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD 300,000		250,968
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 387,098		421,163
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		326,400
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		544,000
FY-20	2020.05.06	2025.05.06	1.75	USD 500,000		544,000
FY-20	2020.08.03	2026.02.03	0.61	USD 300,000		326,399

						10,479,958
Less : Discount on foreign debt securities						(100,770)
Add : Premium on foreign debt securities						1,366
Less : Current portion of foreign debt securities						(1,322,084)
Add : Current portion of discount on foreign debt securities						1,569

					￦	9,060,039

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of December 31, 2020 and 2021 are as follows, continued:

	2021
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency

	In millions of won and thousands of foreign currencies
FY-96	1996.04.01~ 1996.12.06	2026.12.01~ 2096.04.01	6.00~7.95	USD 278,701	￦	330,400
FY-97	1997.01.31~ 1997.08.04	2027.02.01~ 2027.08.01	6.75~7.00	USD 314,717		373,097
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		340,144
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		889,125
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		118,550
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		355,650
FY-17	2017.06.19~ 2017.07.25	2022.06.19~ 2027.07.25	2.63~3.13	USD 800,000		948,400
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		53,694
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		58,968
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		250,850
FY-18	2018.06.07~ 2018.07.25	2023.06.07~ 2023.07.25	3.75~3.88	USD 1,400,000		1,659,700
FY-19	2019.01.22~ 2019.06.24	2022.01.22~ 2024.06.24	2.50~3.38	USD 800,000		948,400
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		259,494
FY-19	2019.07.19	2024.07.19~ 2027.07.19	0.00~0.05	CHF 300,000		389,241
FY-19	2019.07.22	2022.07.22	2.38	USD 300,000		355,650
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD 300,000		257,667
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 371,947		440,943
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		355,650
FY-20	2020.05.06	2025.05.06	1.75	USD 500,000		592,750
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		592,750
FY-20	2020.08.03	2026.02.03	0.61	USD 300,000		355,650
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		533,475
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		592,750
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		355,650
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		355,650

						11,764,298
Less: Discount on foreign debt securities						(105,407)
Add: Premium on foreign debt securities						1,031
Less: Current portion of foreign debt securities						(2,220,339)
Add: Current portion of discount on foreign debt securities						2,860

					￦	9,442,443

(7)	Changes in borrowings and debt securities for the years ended December 31, 2020 and 2021 are as follows:

		2020	2021

		In millions of won
Beginning balance	￦	67,876,541	69,724,581
Cash flow		2,538,787	9,653,394
Effect of exchange rate fluctuations		(640,304)	1,001,493
Others		(50,443)	150,045

Ending balance	￦	69,724,581	80,529,513

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

24.	Leases
Company as a lessee

(1)	Lease contracts
The Company applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ￦45,787 million and ￦199,490 million respectively, as expense for the years ended December 31, 2020 and 2021. The Company also applies the leases of low-value assets recognition exemption to leases contracts with underlying assets considered to be of
low value (i.e., approximately less than ￦5 million), and recognized ￦2,796 million and ￦2,349 million respectively, as expense for the year ended December 31, 2020 and 2021. The Company has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of December 31, 2020 and 2021 are as follows:

		2020
		Acquisition cost	Accumulated depreciation	Book value

		In millions of won
Land	￦	811,014	(104,435)	706,579
Buildings		82,749	(35,527)	47,222
Structures		24,175	(3,689)	20,486
Machinery		1,308	(613)	695
Ships		4,280,331	(842,968)	3,437,363
Vehicles		29,281	(15,756)	13,525
Others(*)		2,676,356	(2,360,060)	316,296

	￦	7,905,214	(3,363,048)	4,542,166

(*)	Including power purchase agreements (“PPA”) with GS EPS and another LNG combined power supplier.

		2021
		Acquisition cost	Accumulated depreciation	Book value

		In millions of won
Land	￦	814,795	(162,000)	652,795
Buildings		106,823	(43,939)	62,884
Structures		26,374	(5,226)	21,148
Machinery		1,308	(743)	565
Ships		4,217,735	(1,188,516)	3,029,219
Vehicles		30,375	(16,757)	13,618
Others(*)		2,650,728	(2,371,560)	279,168

	￦	7,848,138	(3,788,741)	4,059,397

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

24.	Lease, Continued

(3)	Changes in right-of-use assets for the years ended December 31, 2020 and 2021 are as follows:

		2020
		Beginning balance	Increase	Depreciation	Decrease	Others	Ending balance

		In millions of won
Land	￦	644,074	12,269	(52,069)	—	102,305	706,579
Buildings		34,577	53,182	(37,609)	(803)	(2,125)	47,222
Structures		25,644	260	(1,485)	—	(3,933)	20,486
Machinery		824	—	(129)	—	—	695
Ships		3,688,289	183,789	(427,221)	—	(7,494)	3,437,363
Vehicles		13,708	9,009	(7,747)	(21)	(1,424)	13,525
Others		376,457	32,825	(59,994)	(3)	(32,989)	316,296

	￦	4,783,573	291,334	(586,254)	(827)	54,340	4,542,166

		2021
		Beginning balance	Increase	Depreciation	Decrease	Others	Ending balance

		In millions of won
Land	￦	706,579	7,312	(57,231)	—	(3,865)	652,795
Buildings		47,222	22,336	(25,780)	(1,469)	20,575	62,884
Structures		20,486	2,198	(1,536)	—	—	21,148
Machinery		695	—	(130)	—	—	565
Ships		3,437,363	9,694	(411,291)	—	(6,547)	3,029,219
Vehicles		13,525	9,583	(8,162)	(7)	(1,321)	13,618
Others		316,296	27,090	(50,485)	(10,311)	(3,422)	279,168

	￦	4,542,166	78,213	(554,615)	(11,787)	5,420	4,059,397

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

24.	Lease, Continued

(4)	Lease liabilities as of December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Less than 1 year	￦	614,442	620,121
1 ~ 5 years		2,133,538	2,158,145
More than 5 years		2,461,557	2,150,722

		5,209,537	4,928,988
Less : Discount		(588,441)	(518,485)

Present value of lease payment	￦	4,621,096	4,410,503

(5)	The details of the liquidity classification of lease liabilities as of December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Current lease liabilities	￦	576,665	583,558
Non-current lease liabilities		4,044,431	3,826,945

	￦	4,621,096	4,410,503

(6)	Changes in lease liabilities for the years ended December 31, 2020 and 2021 are as follows:

		2020
		Beginning balance	Increase	Decrease	Interest expenses	Others(*)	Ending balance
		In millions of won
Lease liabilities	￦	5,070,133	280,114	(725,759)	111,782	(115,174)	4,621,096

(*)	Including translation effect of foreign currency lease liabilities and others.

		2021
		Beginning balance	Increase	Decrease	Interest expenses	Others(*)	Ending balance
		In millions of won
Lease liabilities	￦	4,621,096	73,090	(665,687)	93,651	288,353	4,410,503

(*)	Including translation effect of foreign currency lease liabilities and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

24.	Lease, Continued

(7)	Details of expense relating to lease contracts as lessee for the years ended December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Depreciation of right-of-use assets	￦	586,254	554,615
Interest expenses of lease liabilities		111,782	93,651
Leases expenses for short-term leases		45,787	199,490
Leases expenses for leases of low-value assets		2,796	2,349
Variable lease payments		33,267	54,675

	￦	779,886	904,780

(8)
The total cash outflow related to the lease contracts, including cash outflows due to short-term leases and leases of low-value assets
, amounts to
￦
807,609 million and
￦
922,200 million, for the years ended December 31, 2020 and 2021, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

24.	Lease, Continued

Company as a lessor

(1)	Finance lease contracts
The Company entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana
Gas Combined Power Plant
over a 25-year lease term, and an 89.1MW level Fujeij
Wind Power Plant
over a 20-year lease term. Also, the Company has provided fly-ash pipe conduits
as finance leases with an average lease term of 7 years. In addition, the Company provides 26 energy storage system installation projects and 131 energy efficiency contracts as finance leases with a lease term of 2 to 11 years. Also, the Company entered into a PPA with the Comission Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profit and loss related to finance lease for the years ended December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Finance income on the net investment in the lease	￦	117,763	111,569

(3)	Maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Less than 1 year	￦	162,211	172,528
1 ~ 2 years		148,485	163,937
2 ~ 3 years		144,913	158,933
3 ~ 4 years		139,605	156,450
4 ~ 5 years		136,962	155,068
More than 5 years		1,583,576	1,588,403

		2,315,752	2,395,319
Less : Unearned finance income		(1,192,686)	(1,194,627)

Net investment in the lease(*)	￦	1,123,066	1,200,692

(*)	Including the present value of unguaranteed residual value amounting to ￦16,407 million and ￦19,574 million, as of December 31, 2020 and 2021, respectively.
The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 0.00% up to 16.83% per year as of December 31, 2021. (prior year : 1.39% ~ 16.60%)

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for the years ended December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Beginning balance	￦	862	990
Bad debt expense		128	—
Reversal of allowance for doubtful accounts		—	(222)

Ending balance	￦	990	768

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

25.	Employment Benefits

(1)	Employment benefit obligations as of December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Net defined benefit asset	￦	7,231	20,871
Net defined benefit obligations		1,907,013	1,675,741
Other long-term employee benefit obligations		3,847	3,417

(2)	Principal assumptions used for actuarial valuation as of December 31, 2020 and 2021 are as follows:

	2020	2021
Discount rate	1.87%~2.12%	2.51% ~ 2.60%
Future salary and benefit levels	4.28%	4.28%
Weighted average duration	10.77 years	10.39 years

(3)	Details of expense relating to defined benefit plans for the years ended December 31, 2019, 2020 and 2021 are as follows:

		2019	2020	2021
		In millions of won
Current service cost	￦	440,300	509,520	524,942
Interest cost		83,619	83,248	91,877
Expected return on plan assets		(41,597)	(42,742)	(52,782)
Past service cost		301,442	(2,027)	5,483
Loss from settlement		(2,017)	—	—

	￦	781,747	547,999	569,520

Expenses described above are recognized in those items below in the consolidated financial statements.

		2019	2020	2021
		In millions of won
Cost of sales	￦	580,623	397,442	415,959
Selling and administrative expenses		120,455	94,846	95,983
Others (Construction-in-progress and others)		80,669	55,711	57,578

	￦	781,747	547,999	569,520

In addition, for the years ended December 31, 2019, 2020 and 2021, employee benefit obligations expenses of ￦71,844 million, ￦60,587 million and ￦71,875 million, respectively, are recognized as cost of sales, and ￦12,775 million, ￦9,121 million and ￦17,144 million, respectively, are recognized as selling and administrative expenses, and ￦13,893 million, ￦11,861 million and ￦13,126 million, respectively, are recognized as construction-in-progress and others, relates to the Company’s defined contribution plans.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Present value of defined benefit obligation from funded plans	￦	4,570,614	4,564,417
Fair value of plan assets		(2,670,832)	(2,909,547)

Net liabilities incurred from defined benefit plans	￦	1,899,782	1,654,870

(5)	Changes in the present value of defined benefit obligations for the years ended December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Beginning balance	￦	4,035,400	4,570,614
Current service cost		509,520	524,942
Interest cost		83,248	91,877
Remeasurement component		84,385	(345,755)
Past service cost		(2,027)	5,483
Actual payments		(139,956)	(282,794)
Others		44	50

Ending balance	￦	4,570,614	4,564,417

(6)	Changes in the fair value of plan assets for the years ended December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Beginning balance	￦	2,111,313	2,670,832
Expected return		42,742	52,782
Remeasurement component		(390)	(8,457)
Contributions by the employers		582,275	317,707
Actual payments		(65,108)	(123,317)

Ending balance	￦	2,670,832	2,909,547

In addition, loss on accumulated remeasurement component amounting to ￦169,234 million and gain on accumulated remeasurement component amounting to ￦98,844 million have been recognized as other comprehensive income or loss for the years ended December 31, 2020 and 2021, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Equity instruments	￦	253,358	344,002
Debt instruments		822,582	744,167
Bank deposits		284,655	407,809
Others		1,310,237	1,413,569

	￦	2,670,832	2,909,547

For the years ended December 31, 2020 and 2021, actual returns on plan assets amounted to ￦42,352 million and ￦44,325 million, respectively.

(8)	Remeasurement components recognized in other comprehensive income (loss) for the years ended December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Actuarial gain from changes in financial assumptions	￦	(2,979)	(258,194)
Experience adjustments, etc.		87,364	(87,561)
Expected return		390	8,457

	￦	84,775	(337,298)

Remeasurement
components
recognized as other comprehensive income or loss
are
included in retained earnings.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

26.	Provisions

(1)	Provisions as of December 31, 2020 and 2021 are as follows:

		2020		2021
		Current	Non-current	Current	Non-current
		In millions of won
Employment benefits
Provisions for employment benefits	￦	1,024,574	—	1,048,939	—
Litigation
Litigation provisions		46,287	66,715	26,269	88,449
Decommissioning cost
Nuclear plants		—	16,974,884	—	19,461,461
Spent fuel		487,529	866,472	457,466	893,196
Radioactive waste		46,369	1,845,244	137,342	1,695,193
PCBs		—	119,019	—	103,665
Other recovery provisions		—	25,840	—	30,231
Others
Power plant regional support program		144,272	—	146,588	—
Transmission regional support program		96,895	—	250,288	—
Provisions for financial guarantee		22,250	44,104	21,032	59,809
Provisions for RPS		9,126	—	—	—
Provisions for greenhouse gas emissions obligations		393,121	—	655,544	—
Others		181,241	133,294	102,408	169,420

	￦	2,451,664	20,075,572	2,845,876	22,501,424

(2)	Changes in provisions for the years ended December 31, 2020 and 2021 are as follows:

		2020
		Beginning balance	Increase in provision	Payment	Reversal	Others	Ending balance
		In millions of won
Employment benefits
Provisions for employment benefits	￦	975,619	1,078,382	(1,028,218)	—	(1,209)	1,024,574
Litigation
Litigation provisions		88,398	81,990	(34,662)	(22,724)	—	113,002
Decommissioning cost
Nuclear plants		15,994,039	1,028,580	(47,735)	—	—	16,974,884
Spent fuel		1,355,280	394,642	(395,921)	—	—	1,354,001
Radioactive waste		1,888,082	71,529	(67,998)	—	—	1,891,613
PCBs		152,981	3,017	(14,839)	(22,140)	—	119,019
Other recovery provisions		10,773	15,280	—	—	(213)	25,840
Others
Power plant regional support program		140,133	39,445	(42,935)	—	7,629	144,272
Transmission regional support program		139,785	151,796	(194,686)	—	—	96,895
Provisions for tax		—	—	(24)	25	(1)	—
Provisions for financial guarantee		81,357	11,303	(20,962)	(5,317)	(27)	66,354
Provisions for RPS		2,889	494,199	(487,962)	—	—	9,126
Provisions for greenhouse gas emissions obligations		682,459	331,684	(633,482)	65,389	(52,929)	393,121
Others		158,974	210,051	(48,919)	(4,593)	(978)	314,535

	￦	21,670,769	3,911,898	(3,018,343)	10,640	(47,728)	22,527,236

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

26.	Provisions, Continued

(2)	Changes in provisions for the years ended December 31, 2020 and 2021 are as follows, continued:

		2021
		Beginning balance	Increase in provision	Payment	Reversal	Others	Ending balance
		In millions of won
Employment benefits
Provisions for employment benefits	￦	1,024,574	1,048,569	(1,024,212)	—	8	1,048,939
Litigation
Litigation provisions		113,002	67,443	(44,446)	(15,763)	(5,518)	114,718
Decommissioning cost
Nuclear plants		16,974,884	2,545,803	(59,226)	—	—	19,461,461
Spent fuel		1,354,001	452,063	(455,402)	—	—	1,350,662
Radioactive waste		1,891,613	3,862	(51,666)	(11,274)	—	1,832,535
PCBs		119,019	2,182	(17,408)	(128)	—	103,665
Other recovery provisions		25,840	553	(169)	—	4,007	30,231
Others
Power plant regional support program		144,272	49,596	(47,280)	—	—	146,588
Transmission regional support program		96,895	306,409	(153,016)	—	—	250,288
Provisions for financial guarantee		66,354	85,355	(72,109)	—	1,241	80,841
Provisions for RPS		9,126	445,402	(430,344)	(24,184)	—	—
Provisions for greenhouse gas emissions obligations		393,121	547,911	(235,469)	(2,174)	(47,845)	655,544
Others		314,535	104,416	(95,541)	(40,139)	(11,443)	271,828

	￦	22,527,236	5,659,564	(2,686,288)	(93,662)	(59,550)	25,347,300

(3)	Greenhouse gas emissions rights and obligations:

(i)	Allowances received free of charge from the government for each planned period as of December 31, 2021 are as follows:

	3rd planned period
	2021	2022	2023	2024	2025	Total
	In ten thousands of tons(tCO2-eq)
Allowances received free of charge from the government	15,625	15,782	15,782	5,261	5,261	57,711

(ii)	Changes in greenhouse gas emissions rights for the years ended December 31, 2021 and 2020 are as follows:

	2020
	2nd planned period
	Quantity	Amount
	In ten thousands of tons(tCO2-eq) and millions of won
Beginning	17,276	18,306
Purchase (sell)	723	270,338
Government submission	—	—
Borrowing (carryforward)	(94)	68,711

Ending	17,905	357,355

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

26.	Provisions, Continued

(3)	Greenhouse gas emissions rights and obligations, continued:

	2021
	2nd planned period		3rd planned period
	2020		2021		2022		2023		2024		2025		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount
	In ten thousands of tons(tCO2-eq) and millions of won
Beginning	17,905	357,355	16,051	38,338	15,782	—	15,782	—	5,261	—	5,261	—	58,137	38,338
Purchase (sell)	433	95,375	1,426	410,099	(31)	7,296	(43)	5,479	(75)	—	(50)	6,873	1,227	429,747
Government submission	(17,560)	(280,924)	—	—	—	—	—	—	—	—	—	—	—	—
Borrowing (carryforward)	(539)	(113,014)	352	76,221	277	55,439	10	3,050	—	—	—	—	639	134,710
Others	(239)	(58,792)	—	—	—	—	—	—	—	—	—	—	—	—

Ending	—	—	17,829	524,658	16,028	62,735	15,749	8,529	5,186	—	5,211	6,873	60,003	602,795

(iii)	The Company does not have greenhouse gas emissions rights pledged as collateral as of December 31, 2021.

(iv)	The Company does not hold any greenhouse gas emissions rights for a purpose of generating a profit from short-term fluctuations in price as of December 31, 2021.

(v)	Estimated greenhouse gas emission of the Company for the year ended December 31, 2021 is 17,618 ten thousand tons.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

27.	Government Grants

(1)	Government grants as of December 31, 2020 and 2021 are as follows:

			2020	2021
			In millions of won
Land	￦		(23,475)	(23,474)
Buildings			(57,231)	(52,122)
Structures			(180,009)	(172,021)
Machinery			(157,785)	(140,082)
Vehicles			(632)	(1,675)
Equipment			(227)	(149)
Tools			(239)	(64)
Construction-in-progress			(79,126)	(111,822)
Investment properties			(29)	(30)
Software			(136)	(91)
Development expenditures			(5,043)	(3,820)
Intangible assets under development			(7,203)	(7,326)
Other intangible assets			(75)	(71)

		￦	(511,210)	(512,747)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

27.	Government Grants, Continued

(2)	Changes in government grants for the years ended December 31, 2020 and 2021 are as follows:

		2020
		Beginning balance	Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
		In millions of won
Cash	￦	—	(41,209)	—	—	—	41,209	—
Land		(21,817)	—	—	—	2	(1,660)	(23,475)
Buildings		(61,920)	—	—	5,206	—	(517)	(57,231)
Structures		(186,554)	—	—	9,526	2,032	(5,013)	(180,009)
Machinery		(158,907)	—	—	17,468	496	(16,842)	(157,785)
Vehicles		(2,275)	—	—	2,064	4	(425)	(632)
Equipment		(241)	—	—	149	—	(135)	(227)
Tools		(403)	—	—	243	—	(79)	(239)
Construction-in-progress		(61,211)	—	8,783	—	—	(26,698)	(79,126)
Investment properties		(13)	—	—	1	—	(17)	(29)
Software		(235)	—	—	99	—	—	(136)
Development expenditures		(1,492)	—	—	1,453	—	(5,004)	(5,043)
Intangible assets under development		(11,029)	—	—	—	—	3,826	(7,203)
Other intangible assets		(79)	—	—	4	—	—	(75)

	￦	(506,176)	(41,209)	8,783	36,213	2,534	(11,355)	(511,210)

		2021
		Beginning balance	Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
		In millions of won
Cash	￦	—	(37,920)	—	—	—	37,920	—
Land		(23,475)	—	—	—	1	—	(23,474)
Buildings		(57,231)	—	—	5,174	—	(65)	(52,122)
Structures		(180,009)	—	—	9,517	1,811	(3,340)	(172,021)
Machinery		(157,785)	—	—	17,519	531	(347)	(140,082)
Vehicles		(632)	—	(26)	460	—	(1,477)	(1,675)
Equipment		(227)	—	—	95	—	(17)	(149)
Tools		(239)	—	—	209	—	(34)	(64)
Construction-in-progress		(79,126)	—	5,027	—	—	(37,723)	(111,822)
Investment properties		(29)	—	—	1	—	(2)	(30)
Software		(136)	—	—	64	—	(19)	(91)
Development expenditures		(5,043)	—	—	1,439	—	(216)	(3,820)
Intangible assets under development		(7,203)	—	—	—	—	(123)	(7,326)
Other intangible assets		(75)	—	—	4	—	—	(71)

	￦	(511,210)	(37,920)	5,001	34,482	2,343	(5,443)	(512,747)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

27.	Government Grants, Continued

(3)	Changes in government grants for specific business projects for the years ended December 31, 2020 and 2021 are as follows:

					2020
						Increase						Decrease
						Contribution			Interests			Execution			Return
Department	Project	Description	Period	Budget	Beginning balance	Self- payment	Local government	Government subsidies	Self- payment	Local government	Government subsidies	Self- payment	Local government	Government subsidies	Self- payment	Local government	Government subsidies	Others	Ending balance
				In millions of won
Ministry of Trade, Industry and Energy	Temporary electricity bill support for small business owners	Temporary electricity bill support for small business owners	2020.04.01 ~ 2020.12.31	72,662	—	—	—	72,662	—	—	16	—	—	(71,914)	—	—	(16)	—	748
	Energy Voucher	2020 Energy Voucher Support	2020.01.01 ~ 2020.12.31	46,148	—	—	—	46,148	—	—	2	—	—	(46,148)	—	—	(2)	—	—

					2021
						Increase						Decrease
						Contribution			Interests			Execution			Return
Department	Project	Description	Period	Budget	Beginning balance	Self- payment	Local government	Government subsidies	Self- payment	Local government	Government subsidies	Self- payment	Local government	Government subsidies	Self- payment	Local government	Government subsidies	Others	Ending balance
				In millions of won
Ministry of Trade, industry and Energy	Temporary electricity bill support for small business owners	Temporary electricity bill support for small business owners	2021.04.01 ~ 2022.06.30	211,235	748	—	—	139,550	—	—	—	—	—	(122,563)	—	—	—	—	17,735

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

28.	Deferred Revenues
Deferred revenue for the years ended December 31, 2020 and 2021 are as follows which included in current and non-current non-financial liabilities in the consolidated statements of financial position:

		2020	2021

		In millions of won
Beginning balance	￦	9,201,538	9,868,189
Increase		1,310,128	1,149,578
Recognized as revenue		(643,477)	(661,212)

Ending balance	￦	9,868,189	10,356,555

29.	Non-financial Liabilities
Non-financial liabilities as of December 31, 2020 and 2021 are as follows:

		2020		2021
		Current	Non-current	Current	Non-current

		In millions of won
Advance received	￦	3,693,043	331,596	4,157,916	398,056
Unearned revenue		35,068	6,122	40,187	6,517
Deferred revenue		625,596	9,242,593	659,397	9,697,158
Withholdings		257,059	9,909	345,892	5,171
Others		1,360,684	71,721	1,262,941	109,462

	￦	5,971,450	9,661,941	6,466,333	10,216,364

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

30.	Contributed Capital

(1)	Details of shares issued as of December 31, 2020 and 2021 are as follows:

	2020
	Shares authorized	Shares issued		Par value per share (in won)	Owned by government(*)	Owned by others	Total

	In millions of won except share information
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ￦1,056,176 million is included.

	2021
	Shares authorized	Shares issued		Par value per share (in won)	Owned by government(*)	Owned by others	Total

	In millions of won except share information
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ￦1,056,176 million is included.

(2)	Details in number of outstanding capital stock for the years ended December 31, 2020 and 2021 are as follows.

	2020	2021

	Number of shares
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of December 31, 2020 and 2021 are as follows:

		2020	2021

		In millions of won
Share premium	￦	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of December 31, 2020 and 2021 are as follows:

		2020	2021

		In millions of won
Legal reserve(*)	￦	1,604,910	1,604,910
Voluntary reserves		32,179,066	33,282,817
Retained earnings before appropriations		17,349,625	10,359,255

Retained earnings	￦	51,133,601	45,246,982

(*)
The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of December 31, 2020 and 2021 are as follows:

		2020	2021

		In millions of won
Reserve for investment on social overhead capital	￦	5,277,449	5,277,449
Reserve for research and human development(*)		330,000	330,000
Reserve for business expansion		26,361,617	27,465,368
Reserve for equalizing dividends		210,000	210,000

	￦	32,179,066	33,282,817

(*)
The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

(3)	Changes in retained earnings for the years ended December 31, 2020 and 2021 are as follows:

		2020	2021

		In millions of won
Beginning balance	￦	49,202,133	51,133,601
Profit (loss) for the period attributed to owner of the controlling Company		1,991,347	(5,315,055)
Changes in equity method retained earnings		3,181	3,609
Remeasurements of defined benefit liability, net of tax		(62,857)	201,067
Transfer of gain (loss) on valuation of financial assets at FVOCI		—	4,388
Dividends paid		—	(780,628)
Transactions between consolidated entities		(203)	—

Ending balance	￦	51,133,601	45,246,982

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for the years ended December 31, 2019, 2020 and 2021 are as follows:

	2019
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid

					(In won)
Common shares	641,964,077	—	641,964,077	￦	—	—

	2020
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid

					(In won)
Common shares	641,964,077	—	641,964,077	￦	—	—

	2021
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid

					(In won)
Common shares	641,964,077	—	641,964,077	￦	1,216	780,628

(5)	Changes in retained earnings of investments in associates and joint ventures for the years ended December 31, 2020 and 2021 are as follows:

		2020	2021

		In millions of won
Beginning balance	￦	(2,820)	361
Changes		3,181	3,609

Ending balance	￦	361	3,970

(6)	Changes in remeasurement components related to defined benefit liability for the years ended December 31, 2020 and 2021 are as follows:

		2020	2021

		In millions of won
Beginning balance	￦	(117,779)	(169,234)
Changes		(77,828)	327,957
Income tax effect		14,971	(126,890)
Transfer to reserve for business expansion		11,402	67,011

Ending balance	￦	(169,234)	98,844

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

32.	Statements of Appropriation of Retained Earnings (Disposition of Deficit)
For the year ended December 31, 2020, KEPCO’s retained earnings were appropriated on March 25, 2021. For the year ended December 31, 2021, KEPCO’s deficits are expected to be disposed on March 29, 2022.
The statements
of disposition of deficit and appropriation of retained earnings of KEPCO, the controlling company, for the years ended December 31, 2020 and 2021, respectively, are as follows:

		2020	2021

		In millions of won except for dividends per share
I. Retained earnings before appropriations (undisposed deficit)
Unappropriated retained earnings (deficit) carried over from prior years	￦	—	—
Net income (loss)		1,951,498	(5,607,732)
Remeasurement of the defined benefit plan		(67,118)	107,884

		1,884,380	(5,499,848)

II. Transfer from voluntary reserves		—	5,499,848

III. Subtotal ( I+II )		1,884,380	—

IV. Appropriations of retained earnings (Disposition of deficit)
Legal reserve		—	—
Dividends (government, individual) (Amount of dividends per share (%) : Current year – ￦ 0 (0%), Prior year – ￦ 1,216 (24.32%))		(780,628)	—
Reserve for business expansion		(1,103,752)	—

		(1,884,380)	—

V. Unappropriated retained earnings to be carried over forward to subsequent year		—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

33.	Hybrid Bonds
Hybrid bonds classified as equity (non-controlling interest) as of December 31, 2020 and 2021 are as follows:

Issuer	Hybrid bond	Issued date	Maturity	Yield (%)		2020	2021

	In millions of won
Korea South-East Power Co., Ltd.	1st hybrid bond	2012.12.07	2042.12.06	4.38	￦	170,000	170,000
Korea South-East Power Co., Ltd.	2nd hybrid bond	2012.12.07	2042.12.06	4.44		230,000	230,000
Expense of issuance						(1,090)	(1,090)

					￦	398,910	398,910

Although these instruments have contractual maturity dates, th
e
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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

34.	Other Components of Equity

(1)	Other components of equity of the parent as of December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Other capital surplus	￦	1,224,105	1,231,109
Accumulated other comprehensive income (loss)		(409,577)	(57,632)
Other equity		13,294,973	13,294,973

	￦	14,109,501	14,468,450

(2)	Changes in other capital surplus for the years ended December 31, 2020 and 2021 are as follows:

		2020			2021
		Gains on disposal of treasury stocks	Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
		In millions of won
Beginning balance	￦	387,524	838,840	1,226,364	387,524	836,581	1,224,105
Changes in consolidation scope		—	—	—	—	43	43
Issuance of share capital of subsidiary		—	(148)	(148)	—	(491)	(491)
Others		—	(2,111)	(2,111)	—	7,452	7,452

Ending balance	￦	387,524	836,581	1,224,105	387,524	843,585	1,231,109

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

34.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2020 and 2021 are as follows:

		2020
		Financial asset at fair value through other comprehensive income valuation reserve	Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
		In millions of won
Beginning balance	￦	(92,599)	142,896	(294,898)	(36,129)	(280,730)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(8,533)	—	—	—	(8,533)
Shares in other comprehensive Income(loss) of associates and joint ventures, net of tax		—	(132,805)	—	—	(132,805)
Foreign currency translation of foreign operations, net of tax		—	—	(46,032)	—	(46,032)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	58,523	58,523

Ending balance	￦	(101,132)	10,091	(340,930)	22,394	(409,577)

		2021
		Financial assets at fair value through other comprehensive income valuation reserve	Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
		In millions of won
Beginning balance	￦	(101,132)	10,091	(340,930)	22,394	(409,577)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		59,022	—	—	—	59,022
Shares in other comprehensive income of associates and joint ventures, net of tax		—	301,161	—	—	301,161
Foreign currency translation of foreign operations, net of tax		—	—	15,760	—	15,760
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(19,610)	(19,610)
Others		(4,388)	—	—	—	(4,388)

Ending balance	￦	(46,498)	311,252	(325,170)	2,784	(57,632)

(4)	Other equity as of December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Statutory revaluation reserve	￦	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	￦	13,294,973	13,294,973

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

35.	Sales
Details of sales for the years ended December 31, 2019, 2020 and 2021 are as follows:

		2019		2020		2021
		Domestic	Overseas	Domestic	Overseas	Domestic	Overseas
		In millions of won
[Type of goods and services]
Sales of goods	￦	56,609,330	285,546	56,380,608	303,704	58,261,006	441,203
Electricity		55,939,001	—	55,730,985	—	57,210,231	—
Heat supply		220,948	—	198,715	—	232,294	—
Others		449,381	285,546	450,908	303,704	818,481	441,203
Sales related to rendering of services		222,106	186,184	223,075	206,275	252,216	204,184
Sales of construction services		110,692	1,154,224	170,895	641,280	159,262	595,736

	￦	56,942,128	1,625,954	56,774,578	1,151,259	58,672,484	1,241,123

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	￦	56,609,330	285,546	56,380,608	303,704	58,261,006	441,203
Performance obligations satisfied over time		332,798	1,340,408	393,970	847,555	411,478	799,920

	￦	56,942,128	1,625,954	56,774,578	1,151,259	58,672,484	1,241,123

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

36.	Selling and Administrative Expenses

(1)	Selling and administrative expenses for the years ended December 31, 2019, 2020 and 2021 are as follows:

		2019	2020	2021
		In millions of won
Salaries	￦	775,204	1,095,183	1,121,188
Retirement benefit expense		157,272	103,967	113,127
Welfare and benefit expense		120,463	155,071	155,558
Insurance expense		12,427	10,178	17,909
Depreciation		232,510	218,103	219,427
Amortization of intangible assets		76,547	87,086	91,428
Bad debt expense		(12,719)	20,648	17,968
Commission		632,849	368,275	410,275
Advertising expense		34,453	29,559	29,230
Training expense		7,174	5,196	4,923
Vehicle maintenance expense		9,525	9,435	8,849
Publishing expense		3,414	3,677	3,568
Business promotion expense		3,038	3,614	3,522
Rent expense		40,505	36,337	43,650
Telecommunication expense		8,451	8,686	8,569
Transportation expense		865	1,007	870
Taxes and dues		58,666	62,828	93,446
Expendable supplies expense		6,682	8,029	9,052
Water, light and heating expense		11,867	11,749	12,351
Repairs and maintenance expense		88,576	79,185	123,134
Ordinary development expense		224,463	197,436	213,936
Travel expense		15,652	10,793	11,099
Clothing expense		9,369	14,834	10,540
Survey and analysis expense		848	826	889
Membership fee		969	1,274	1,331
Others		150,506	135,467	149,945

	￦	2,669,576	2,678,443	2,875,784

(2)	Details of “others” included in selling and administrative expenses for the years ended December 31, 2019, 2020 and 2021 are as follows:

		2019	2020	2021
		In millions of won
Accommodation development expenses	￦	53,945	30,889	57,815
Miscellaneous wages		39,794	45,887	47,221
Litigation and filing expenses		21,768	19,341	16,383
Compensation for damages		(1,924)	8,374	3,303
Outsourcing expenses		3,293	3,610	3,799
Reward expenses		2,858	3,228	3,006
Overseas market development expenses		1,997	1,218	1,192
Others		28,775	22,920	17,226

	￦	150,506	135,467	149,945

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

37.	Other Income and Expenses

(1)	Other income for the years ended December 31, 2019, 2020 and 2021 are as follows:

		2019	2020	2021
		In millions of won
Reversal of other provisions	￦	16,542	25,826	15,548
Reversal of other allowance for doubtful accounts		—	2,465	98
Gains on government grants		281	269	458
Gains on assets contributed		6,921	24,324	9,347
Gains on liabilities exempted		916	1,314	1,830
Compensation and reparations revenue		113,292	95,407	104,826
Revenue from foundation fund		—	—	1
Revenue from research contracts		5,276	4,001	5,996
Income related to transfer of assets from customers		604,808	643,477	661,212
Rental income		191,088	193,567	204,123
Others		58,849	45,798	30,694

	￦	997,973	1,036,448	1,034,133

(2)	Details of “others” included in other income for the years ended December 31, 2019, 2020 and 2021 are as follows:

		2019	2020	2021
		In millions of won
Refund of claim for rectification	￦	1,969	11,880	7,274
Adjustment of research project		3,294	2,150	7,638
Maintenance expenses on lease building		153	2,785	160
Training expenses		3,167	3,852	1,739
Deposit redemption		436	314	378
Reversal of expenses on litigation		9,926	620	991
Revenue on royalty fee		—	—	173
Reimbursement of insurance fee		610	22	1
Gains on guarantee contracts		135	134	27
Others		39,159	24,041	12,313

	￦	58,849	45,798	30,694

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

37.	Other Income and Expenses, Continued

(3)	Other expenses for the years ended December 31, 2019, 2020 and 2021 are as follows:

		2019	2020	2021
		In millions of won
Compensation and indemnification expense	￦	403	11,959	663
Accretion expenses of other provisions		7,939	17,991	2,711
Depreciation expenses on investment properties		5,069	1,453	1,386
Depreciation expenses on idle assets		6,542	6,604	3,621
Other bad debt expense		29,348	32,503	49,372
Donations		64,752	316,981	152,456
Others		127,860	30,229	47,723

	￦	241,913	417,720	257,932

(4)	Details of “others” included in other expenses for the years ended December 31, 2019, 2020 and 2021 are as follows:

		2019	2020	2021
		In millions of won
Operating expenses related to the idle assets	￦	49	46	44
Research grants		399	91	109
Expenses related to farming and fishing village supports		13,991	16,115	17,065
Expenses related to Operating of a fitness center		5,234	5,101	6,948
Expenses on adjustment of research and development grants		554	720	2,241
Taxes and dues		188	253	119
Expenses on R&D supports		67	242	861
Others		107,378	7,661	20,336

	￦	127,860	30,229	47,723

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

38.	Other Gains (Losses)

(1)	Composition of other gains (losses) for the years ended December 31, 2019, 2020 and 2021 are as follows:

		2019	2020	2021
		In millions of won
Other gains
Gains on disposal of property, plant and equipment	￦	43,784	93,195	56,284
Gains on disposal of intangible assets		206	1,556	1
Reversal of impairment loss on property, plant and equipment		16,692	7,805	—
Reversal of impairment loss on intangible assets		—	—	14
Gains on foreign currency translation		16,340	8,917	20,598
Gains on foreign currency transaction		53,152	61,865	48,671
Gains on insurance proceeds		17,410	43,800	144
Others		238,688	322,379	250,174

Other losses
Losses on disposal of property, plant and equipment		(72,508)	(162,725)	(92,622)
Losses on disposal of intangible assets		(827)	(392)	(145)
Losses on valuation of other non-current assets		—	(241)	—
Impairment loss on property, plant and equipment		(50,034)	(80,413)	(4,056)
Impairment loss on intangible assets		(513,609)	(3,599)	—
Impairment loss on other non-current assets		(49,620)	—	(16,035)
Losses on foreign currency translation		(8,757)	(17,664)	(4,732)
Losses on foreign currency transaction		(55,283)	(49,694)	(67,990)
Others		(217,892)	(189,695)	(181,787)

	￦	(582,258)	35,094	8,519

(2)	Details of “others” included in other gains for the years ended December 31, 2019, 2020 and 2021 are as follows:

		2019	2020	2021
		In millions of won
Gains on disposal of inventories	￦	3,424	3,373	4,446
Gains on proxy collection of TV license fee		41,013	41,438	42,271
Gains on compensation of impaired electric poles		1,372	978	812
Gains on harbor facilities dues		3,741	2,231	3,281
Gains on technical fees		3,044	4,826	3,968
Reversal of occupation development training fees		1,472	352	229
Gains on disposal of waste		5,317	6,927	4,272
Gains on insurance		812	—	690
Gains on tax rebate		341	772	685
Gains on other commission		1,111	1,643	1,822
Gains on disposal of greenhouse gas emissions rights		—	—	8,739
Gains on disposal of assets held-for-sale		23,778	—	160
Others		153,263	259,839	178,799

	￦	238,688	322,379	250,174

(3)	Details of “others” included in other losses for the years ended December 31, 2019, 2020 and 2021 are as follows:

		2019	2020	2021
		In millions of won
Losses on valuation of inventories	￦	3,127	4,998	7,761
Losses on disposal of inventories		10,456	37,644	8,874
Losses due to disaster		7,635	16,814	6,238
Losses on rounding adjustment of electric charge surtax		1,268	1,276	1,283
Loss on disposal of greenhouse gas emissions rights		—	—	11,282
Others		195,406	128,963	146,349

	￦	217,892	189,695	181,787

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

39.	Finance Income

(1)	Finance income for the years ended December 31, 2019, 2020 and 2021 are as follows:

		2019	2020	2021
		In millions of won
Interest income	￦	268,118	242,586	221,874
Dividends income		13,838	7,316	10,522
Gains on disposal of financial assets		3,866	11,992	7,718
Gains on valuation of financial assets at fair value through profit or loss		5,575	12,904	14,338
Gains on valuation of derivatives		362,735	57,563	860,011
Gains on transaction of derivatives		157,961	146,448	124,900
Gains on foreign currency translation		175,839	1,005,961	146,349
Gains on foreign currency transactions		21,774	24,009	15,618
Other financial income		—	1,470	1,284

	￦	1,009,706	1,510,249	1,402,614

(2)	Details of interest income included in finance income for the years ended December 31, 2019, 2020 and 2021 are as follows:

		2019	2020	2021
		In millions of won
Cash and cash equivalents	￦	42,861	9,419	12,692
Financial assets at fair value through profit or loss		29,411	19,114	18,415
Financial assets at amortized cost		539	612	797
Loans		63,448	26,232	25,196
Short-term financial instruments		49,070	25,540	7,531
Long-term financial instruments		12,794	10,406	12,470
Other financial assets		54	228	230
Trade and other receivables		69,941	151,035	144,543

	￦	268,118	242,586	221,874

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

40.	Finance Expenses

(1)	Finance expenses for the years ended December 31, 2019, 2020 and 2021 are as follows:

		2019	2020	2021
		In millions of won
Interest expense	￦	2,046,811	1,995,425	1,914,457
Losses on sale of financial assets		2,106	648	1,045
Losses on valuation of financial assets at fair value through profit or loss		4,513	7,396	5,480
Losses on valuation of derivatives		45,385	513,278	37,017
Losses on transaction of derivatives		71,546	81,055	40,818
Losses on foreign currency translation		553,731	215,047	1,159,334
Losses on foreign currency transaction		55,509	79,103	83,558
Losses on repayment of financial liabilities		—	35	10
Others		2,555	4,456	4,058

	￦	2,782,156	2,896,443	3,245,777

(2)	Details of interest expense included in finance expenses for the years ended December 31, 2019, 2020 and 2021 are as follows:

		2019	2020	2021
		In millions of won
Trade and other payables	￦	94,019	88,757	213,765
Short-term borrowings		42,971	29,358	42,371
Long-term borrowings		119,806	118,678	115,141
Debt securities		1,827,511	1,805,253	1,728,588
Other financial liabilities		558,464	540,867	384,423

		2,642,771	2,582,913	2,484,288
Less: Capitalized borrowing costs		(595,960)	(587,488)	(569,831)

	￦	2,046,811	1,995,425	1,914,457

Capitalization rates for the years ended December 31, 2019, 2020 and 2021 are 2.37%~3.44%, 2.14%~4.84% and 2.02%~4.33%, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

41.	Income Taxes

(1)	Income tax expense (benefit) for the years ended December 31, 2019, 2020 and 2021 are as follows:

		2019	2020	2021
		In millions of won
Current income tax expense
Payment of income tax	￦	538,223	671,179	357,767
Adjustment in respect of prior years due to change in estimate		(176,441)	(63,756)	153,113
Current income tax directly recognized in equity		(53,302)	51,486	(198,714)

		308,480	658,909	312,166

Deferred tax expense (benefit)
Generation and realization of temporary differences		(636,984)	(77,985)	(489,411)
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		(22,469)	(10,471)	(43,653)
Changes in deferred tax on tax losses carryforwards		(582,011)	296,070	(1,641,823)
Tax credit carryforwards		(71,306)	32,541	(12,199)
Amount due to change in tax rate or regulations		1,987	—	18,931

		(1,310,783)	240,155	(2,168,155)

Income tax expense (benefit)	￦	(1,002,303)	899,064	(1,855,989)

(2)
Reconciliation between actual income tax expense (benefit) and amount computed by applying the statutory tax rate to profit (loss) before income taxes for the years ended December 31, 2019, 2020 and 2021 are as follows:

		2019	2020	2021
		In millions of won
Profit (loss) before income tax	￦	(3,265,838)	2,991,533	(7,085,214)

Income tax expense (benefit) computed at applicable tax rate(*1)		(898,105)	822,672	(1,948,434)
Adjustments
Effect of applying gradual tax rate		10,362	(10,362)	(10,362)
Effect of non-taxable income		(9,990)	(13,593)	(4,983)
Effect of non-deductible expenses		12,197	46,776	78,814
Effect of tax losses that are not recognized as deferred tax asset		57,490	—	1,351
Effects of tax credits and deduction		(76,983)	(63,753)	(43,931)
Reversal of unrecognized deferred tax asset, net		(22,469)	(10,471)	(43,641)
Effect of change in deferred tax due to change in tax rate		16,848	(17,590)	18,931
Deduction of deferred tax assets		—	55,682	73,887
Deferred tax related to investments in subsidiaries, associates and joint ventures		147,598	102,137	(135,878)
Others, net		(62,810)	51,322	5,144

		72,243	140,148	(60,668)
Adjustment in respect of prior years due to change in estimate		(176,441)	(63,756)	153,113

Income tax expense (benefit)	￦	(1,002,303)	899,064	(1,855,989)

Effective tax rate		(*2)	30.05%	(*2)

(*1)	Applicable tax rate is 27.5% as of December 31, 2019, 2020 and 2021.

(*2)	The effective tax rate for the year ended December 31, 2019 and 2021 is not calculated due to income tax benefit and the effective tax rate for the year ended December 31, 2020 is 30.05%.

(3)	Income tax directly adjusted to equity (except for accumulated other comprehensive income (loss)) for the years ended December 31, 2019, 2020 and 2021 are as follows:

		2019	2020	2021
		In millions of won
Dividends of hybrid bond and others	￦	3,432	4,273	4,736

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

41.	Income Taxes, Continued

(4)	Income tax recognized as other comprehensive income (loss) for the years ended December 31, 2019, 2020 and 2021 are as follows:

		2019	2020	2021
		In millions of won
Income tax recognized as other comprehensive income (loss)
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	￦	(4,217)	19,447	(9,753)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		(15,642)	(47,231)	24,220
Remeasurement of defined benefit liability		(40,235)	14,971	(126,890)
Investments in associates		4,275	35,714	(53,672)
Others		(914)	24,312	(37,355)

	￦	(56,733)	47,213	(203,450)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

41.	Income Taxes, Continued

(5)	Changes in deferred tax assets (liabilities) recognized in the consolidated statements of financial position for the years ended December 31, 2020 and 2021 are as follows, continued:

		2020
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
		In millions of won
Deferred tax on temporary differences
Employee benefits	￦	648,847	14,566	26,374	—	689,787
Cash flow hedge		(999)	63,817	(47,231)	—	15,587
Investments in subsidiaries, associates and joint ventures		(8,665,727)	(38,002)	35,714	—	(8,668,015)
Property, plant and equipment		(7,115,218)	(598,231)	—	—	(7,713,449)
Finance lease		(160,443)	(50,977)	—	—	(211,420)
Intangible assets		(55,906)	24,740	—	—	(31,166)
Financial assets at fair value through profit or loss		341	(328)	—	—	13
Financial assets at fair value through other comprehensive income		18,245	258	19,447	—	37,950
Deferred revenue		213,003	(13,302)	—	—	199,701
Provisions		5,456,919	459,884	—	—	5,916,803
Doubtful receivables		59	(59)	—	—	—
Other finance liabilities		39,364	(13,238)	—	4,273	30,399
Gains or losses on foreign exchange translation		57,961	(69,596)	—	—	(11,635)
Allowance for doubtful accounts		57,607	(1,478)	—	—	56,129
Accrued income		(4,376)	13,320	—	—	8,944
Special deduction for property, plant and equipment		(215,373)	(10,978)	—	—	(226,351)
Others		1,342,716	150,326	12,909	—	1,505,951

		(8,382,980)	(69,278)	47,213	4,273	(8,400,772)

Deferred tax on unused tax losses and tax credit
Unused tax losses		1,111,813	(218,739)	—	—	893,074
Excess of donation limit		36,695	(1,514)	—	—	35,181
Tax credit		107,526	(2,110)	—	—	105,416

		1,256,034	(222,363)	—	—	1,033,671

	￦	(7,126,946)	(291,641)	47,213	4,273	(7,367,101)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

41.	Income Taxes, Continued

(5)	Changes in deferred tax assets (liabilities) recognized in the consolidated statements of financial position for the years ended December 31, 2020 and 2021 are as follows, continued:
		2021
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance
		In millions of won
Deferred tax on temporary differences
Employee benefits	￦	689,787	(4,514)	(126,890)	—	558,383
Cash flow hedge		15,587	(90,217)	24,220	463	(49,947)
Investments in subsidiaries, associates and joint ventures		(8,668,015)	367	(53,672)	—	(8,721,320)
Property, plant and equipment		(7,713,449)	282,988	—	—	(7,430,461)
Finance lease		(211,420)	(204,138)	—	—	(415,558)
Intangible assets		(31,166)	(315)	—	—	(31,481)
Financial assets at fair value through profit or loss		13	(1)	—	—	12
Financial assets at fair value through other comprehensive income		37,950	(816)	(9,753)	—	27,381
Deferred revenue		199,701	(13,310)	—	—	186,391
Provisions		5,916,803	577,511	—	—	6,494,314
Doubtful receivables		—	801	—	—	801
Other finance liabilities		30,399	(3,262)	—	4,273	31,410
Gains or losses on foreign exchange translation		(11,635)	103,046	—	—	91,411
Allowance for doubtful accounts		56,129	8,135	—	—	64,264
Accrued income		8,944	1,058	—	—	10,002
Special deduction for property, plant and equipment		(226,351)	2,224	—	—	(224,127)
Others		1,505,951	(22,769)	(37,355)	—	1,445,827

		(8,400,772)	636,788	(203,450)	4,736	(7,962,698)

Deferred tax on unused tax losses and tax credit
Unused tax losses		893,074	1,666,803	—	—	2,559,877
Excess of donation limit		35,181	34,004	—	—	69,185
Tax credit		105,416	29,274	—	—	134,690

		1,033,671	1,730,081	—	—	2,763,752

	￦	(7,367,101)	2,366,869	(203,450)	4,736	(5,198,946)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

41.	Income Taxes, Continued

(6)	Deferred tax assets (liabilities) recognized in the consolidated statements of financial position as of December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Deferred tax assets	￦	1,733,146	1,901,992
Deferred tax liabilities		(9,100,247)	(7,100,938)

	￦	(7,367,101)	(5,198,946)

(7)	Details of deductible temporary differences, tax losses and unused tax credits for which no deferred tax assets were recognized as of December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Deductible temporary differences	￦	1,405,621	1,539,980

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

42.	Assets Held-for-Sale
Assets held-for-sale as of December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Land(*1)	￦	—	2,907
Buildings(*1)		1	12,971
Investments(*1)		—	1
Others(*2)		924	—

	￦	925	15,879

(*1)
The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Company, made a resolution
to sell its old office building in Yongin
-si
, Gyeonggi-do during the year ended December 31, 2021, and reclassified the buildings, structures, and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction.

(*2)
The Company had decided to sell its shares of DG Fairhaven Power, LLC, a subsidiary of the Company, and classified them as assets held-for-sale as of December 31, 2020. The disposal was completed during the year ended December 31, 2021.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

43.	Expenses Classified by Nature
Expenses classified by nature for the years ended December 31, 2019, 2020 and 2021 are as follows:

		2019
		Selling and administrative expenses	Cost of sales	Total
		In millions of won
Raw materials used	￦	—	17,084,029	17,084,029
Salaries		775,204	3,834,772	4,609,976
Retirement benefit expense		157,272	652,467	809,739
Welfare and benefit expense		120,463	443,482	563,945
Insurance expense		12,427	93,702	106,129
Depreciation		232,510	10,734,246	10,966,756
Amortization of intangible assets		76,547	80,368	156,915
Bad debt expense		(12,719)	—	(12,719)
Commission		632,849	378,861	1,011,710
Advertising expense		34,453	9,852	44,305
Training expense		7,174	16,903	24,077
Vehicle maintenance expense		9,525	7,652	17,177
Publishing expense		3,414	3,423	6,837
Business promotion expense		3,038	3,981	7,019
Rent expense		40,505	176,413	216,918
Telecommunication expense		8,451	11,034	19,485
Transportation expense		865	4,555	5,420
Taxes and dues		58,666	481,684	540,350
Expendable supplies expense		6,682	32,999	39,681
Water, light and heating expense		11,867	32,378	44,245
Repairs and maintenance expense		88,576	2,210,278	2,298,854
Ordinary development expense		224,463	511,252	735,715
Travel expense		15,652	68,581	84,233
Clothing expense		9,369	7,539	16,908
Survey and analysis expense		848	3,949	4,797
Membership fee		969	12,730	13,699
Power purchase		—	18,269,732	18,269,732
Others		150,506	2,612,973	2,763,479

	￦	2,669,576	57,779,835	60,449,411

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

43.	Expenses Classified by Nature, Continued
Expenses classified by nature for the years ended December 31, 2019, 2020 and 2021 are as follows, continued:

		2020
		Selling and administrative expenses	Cost of sales	Total
		In millions of won
Raw materials used	￦	—	13,544,827	13,544,827
Salaries		1,095,183	4,183,454	5,278,637
Retirement benefit expense		103,967	458,029	561,996
Welfare and benefit expense		155,071	484,319	639,390
Insurance expense		10,178	93,130	103,308
Depreciation		218,103	11,151,393	11,369,496
Amortization of intangible assets		87,086	83,380	170,466
Bad debt expense		20,648	—	20,648
Commission		368,275	376,047	744,322
Advertising expense		29,559	8,161	37,720
Training expense		5,196	12,912	18,108
Vehicle maintenance expense		9,435	7,161	16,596
Publishing expense		3,677	3,524	7,201
Business promotion expense		3,614	3,720	7,334
Rent expense		36,337	191,073	227,410
Telecommunication expense		8,686	9,961	18,647
Transportation expense		1,007	10,362	11,369
Taxes and dues		62,828	492,203	555,031
Expendable supplies expense		8,029	36,966	44,995
Water, light and heating expense		11,749	31,209	42,958
Repairs and maintenance expense		79,185	2,465,716	2,544,901
Ordinary development expense		197,436	503,206	700,642
Travel expense		10,793	60,896	71,689
Clothing expense		14,834	8,116	22,950
Survey and analysis expense		826	3,746	4,572
Membership fee		1,274	13,130	14,404
Power purchase		—	15,725,220	15,725,220
Others		135,467	1,842,735	1,978,202

	￦	2,678,443	51,804,596	54,483,039

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

43.	Expenses Classified by Nature, Continued
Expenses classified by nature for the years ended December 31, 2019, 2020 and 2021 are as follows, continued:

		2021
		Selling and administrative expenses	Cost of sales	Total
		In millions of won
Raw materials used	￦	—	18,575,160	18,575,160
Salaries		1,121,188	4,272,971	5,394,159
Retirement benefit expense		113,127	487,834	600,961
Welfare and benefit expense		155,558	570,142	725,700
Insurance expense		17,909	104,544	122,453
Depreciation		219,427	11,547,677	11,767,104
Amortization of intangible assets		91,428	74,733	166,161
Bad debt expense		17,968	—	17,968
Commission		410,275	307,211	717,486
Advertising expense		29,230	9,552	38,782
Training expense		4,923	13,276	18,199
Vehicle maintenance expense		8,849	8,152	17,001
Publishing expense		3,568	3,300	6,868
Business promotion expense		3,522	3,777	7,299
Rent expense		43,650	193,470	237,120
Telecommunication expense		8,569	10,959	19,528
Transportation expense		870	53,365	54,235
Taxes and dues		93,446	529,183	622,629
Expendable supplies expense		9,052	41,367	50,419
Water, light and heating expense		12,351	42,934	55,285
Repairs and maintenance expense		123,134	2,492,030	2,615,164
Ordinary development expense		213,936	475,461	689,397
Travel expense		11,099	67,086	78,185
Clothing expense		10,540	7,994	18,534
Survey and analysis expense		889	3,955	4,844
Membership fee		1,331	8,492	9,823
Power purchase		—	21,632,127	21,632,127
Others		149,945	2,022,426	2,172,371

	￦	2,875,784	63,559,178	66,434,962

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

44.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the years ended December 31, 2019, 2020 and 2021 are as follows:

Type		2019	2020	2021
		In won
Basic earnings (loss) per share	￦	(3,654)	3,102	(8,279)

(2)	Diluted earnings (loss) per share for the years ended December 31, 2019, 2020 and 2021 are as follows:

Type		2019	2020	2021
		In won
Diluted earnings (loss) per share	￦	(3,654)	3,102	(8,279)

(3)	Basic earnings (loss) per share
Profit (loss) for the year and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the years ended December 31, 2019, 2020 and 2021 are as follows:

Type		2019	2020	2021
		In millions of won except number of shares
Profit (loss) attributable to owners of the controlling company	￦	(2,345,517)	1,991,347	(5,315,055)
Profit (loss) used in the calculation of total basic earnings (loss) per share		(2,345,517)	1,991,347	(5,315,055)
Weighted average number of common shares		641,964,077	641,964,077	641,964,077

(4)	Diluted earnings (loss) per share
Diluted earnings (loss) per share is calculated by applying adjusted weighted average number of common shares under the assumption that all dilutive potential common shares are converted to common shares.
Profit (loss) used in the calculation of total diluted earnings (loss) per share for the years ended December 31, 2019, 2020 and 2021 are as follows:

Type		2019	2020	2021
		In millions of won
Profit (loss) used in the calculation of total diluted earnings (loss) per share	￦	(2,345,517)	1,991,347	(5,315,055)
Weighted average number of common shares used in calculating diluted earnings (loss) per share are adjusted from weighted average number of common shares used in calculating basic earnings (loss) per share. Detailed information of the adjustment for the years ended December 31, 2019, 2020 and 2021 are as follows:

Type	2019	2020	2021
	In number of shares

Weighted average number of common shares	641,964,077	641,964,077	641,964,077
Diluted weighted average number of shares	641,964,077	641,964,077	641,964,077

(5)	There are no potential dilutive instruments, thus diluted earnings (loss) per share are same as basic earnings (loss) per share for the years ended December 31, 2019, 2020 and 2021.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

45.	Risk Management

(1)	Capital risk management
The Company manages its capital to ensure that entities in the Company will be able to continue while maximizing the return to shareholder through the optimization of the debt and equity balance. The capital structure of the Company consists of net debt (offset by cash and cash equivalents) and equity. The Company’s overall capital risk management strategy remains consistent with the prior year.
Details of the Company’s capital management accounts as of December 31, 2020 and 2021 are as follows:

		2020	2021
		In millions of won
Total borrowings and debt securities	￦	69,724,581	80,529,513
Cash and cash equivalents		2,029,584	2,635,238

Net borrowings and debt securities		67,694,997	77,894,275

Total equity		70,666,846	65,311,849

Debt to equity ratio		95.79%	119.27%

(2)	Financial risk management
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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

45.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of December 31, 2020 and 2021 are as follows:

		2020	2021

		In millions of won
Cash and cash equivalents	￦	2,029,584	2,635,238
Financial assets at fair value through profit or loss(*1)		1,808,404	932,736
Derivative assets (trading)		110,764	443,027
Financial assets at fair value through other comprehensive income (debt securities)		—	491
Financial assets at amortized cost		14,422	25,273
Loans		790,162	909,071
Long-term/short-term financial instruments		2,062,103	1,728,508
Derivative assets (applying hedge accounting)		55,649	204,756
Trade and other receivables		9,780,039	10,029,276
Financial guarantee contracts(*2)		3,224,696	3,718,015

(*1)	Equity investments held by the Company are excluded.

(*2)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.
As of the reporting date, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk
Market risk is the risk that the Company’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, foreign
currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

45.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis
Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation
A sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of December 31, 2020 and 2021 are as follows:

			2020		2021
Type	Accounts		1% Increase	1% Decrease	1% Increase	1% Decrease

			In millions of won
Future salary increases	Increase (decrease) in defined benefit obligation	￦	488,087	(425,708)	466,832	(407,554)
Discount rate	Increase (decrease) in defined benefit obligation		(443,527)	524,856	(422,290)	499,571
Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the years ended December 31, 2020 and 2021 are ￦20,960 million and ￦25,649 million, respectively.

②	Provisions
Changes in provisions due to movements in underlying assumptions as of December 31, 2020 and 2021 are as follows:

Type	Accounts	2020	2021
PCBs	Inflation rate	1.06%	1.37%
	Discount rate	1.83%	1.88%
Nuclear plants	Inflation rate	1.07%	1.41%
	Discount rate	2.20%	2.20%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%
A sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of December 31, 2020 and 2021 are as follows:

			2020		2021
Type	Accounts		0.1% Increase	0.1% Decrease	0.1% Increase	0.1% Decrease

			In millions of won
Discount rate	PCBs	￦	(292)	293	(222)	223
	Nuclear plants		(326,926)	336,928	(369,540)	381,026
	Spent fuel		(51,558)	53,571	(51,430)	53,438
Inflation rate	PCBs		295	(294)	224	(224)
	Nuclear plants		357,676	(347,450)	403,420	(391,754)
	Spent fuel		54,345	(52,375)	54,210	(52,245)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

45.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk
The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as of December 31, 2020 and 2021 are as follows:

	Assets		Liabilities
Type	2020	2021	2020	2021

	In thousands of foreign currencies
AED	39,678	6,481	31,594	31,637
AUD	133	3,733	707,538	926,960
BDT	93,442	50,145	—	577
BWP	890	939	—	—
EGP	—	—	948	595
CAD	247	582	1,840	2,266
CHF	—	—	500,406	500,230
CZK	—	—	2,033	386
EUR	310	1,809	121,069	42,981
GBP	—	—	43	—
HKD	—	—	1,651,839	1,651,665
IDR	342,496	768,731	555,241	995,510
INR	1,231,895	1,715,900	155,134	342,833
JOD	1,673	1,852	—	118
JPY	825,269	697,747	484,585	153,383
KZT	1,510	1,510	—	—
MGA	5,645,349	4,262,857	—	475,807
MMK	11,032	210,335	—	—
MYR	—	1,964	—	—
PHP	191,122	164,167	104,161	104,245
PKR	371,328	200,844	12,222	74,423
SAR	2,178	2,615	—	—
SEK	—	—	449,824	449,167
USD	1,445,522	1,381,441	12,234,563	12,023,085
UYU	78,265	90,930	1,585	3,097
VND	672,563	952,135	—	262,372
ZAR	303	31,971	—	—
A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of December 31, 2020 and 2021 are as follows:

		2020		2021
Type		10% Increase	10% Decrease	10% Increase	10% Decrease

		In millions of won
Increase (decrease) of profit before income tax	￦	(1,336,821)	1,336,821	(1,439,185)	1,439,185
Increase (decrease) of equity(*)		(1,336,821)	1,336,821	(1,439,185)	1,439,185

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.
The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of December 31, 2020 and 2021.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

45.	Risk Management, Continued

(2)	Financial risk management, continued

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Company has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Company enters into currency forward agreements.
There is an economic relationship between the hedged item and the hedging instrument as the terms of cross-currency swap agreement is consistent with the terms of expected transaction (repayment of foreign debt securities and others). The hedging ratio is 1:1 as the risk of cross-currency swap agreement matches the hedged instrument. As of December 31, 2021, the hedging instrument (cross-currency swap) hedges the risk of the hedged item (repayment of foreign debt securities and others).

②	Interest rate risk
The Company is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.
The Company’s borrowings and debt securities with floating interest rates as of December 31, 2020 and 2021 are as follows:

Type		2020	2021

		In millions of won
Short-term borrowings	￦	171,518	391,897
Long-term borrowings		2,191,322	2,405,244
Debt securities		250,968	257,667

	￦	2,613,808	3,054,808

A sensitivity analysis on the Company’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the years ended December 31, 2020 and 2021 are as follows:

		2020		2021
Type		1% Increase	1% Decrease	1% Increase	1% Decrease

		In millions of won
Increase (decrease) of profit before income tax	￦	(26,138)	26,138	(30,548)	30,548
Increase (decrease) of shareholder’s equity(*)		(26,138)	26,138	(30,548)	30,548

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.
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
December 31, 2020 and 2021

45.	Risk Management, Continued

(2)	Financial risk management, continued

③	Electricity rates risk
Following the approval of the Ministry of Trade, Industry and Energy (MOTIE) on December 17, 2020, the Company has adopted a new pricing system, “the cost pass-through tariff system”, beginning January 1, 2021. Under the cost pass-through system, the electricity rates are not predetermined at fixed rates but change upon approval by the MOTIE under Electric Utility Act of the Republic of Korea.
The Company is exposed to electricity rates risk due to changes in government regulations and policies on national power supply schemes and electricity billing rates, in consideration of the national economy.
A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity for the years ended December 31, 2020 and 2021 is as follows:

		2020		2021
Type		1% Increase	1% Decrease	1% Increase	1% Decrease

		In millions of won
Increase (decrease) of profit before income tax	￦	557,310	(557,310)	572,102	(572,102)
Increase (decrease) of shareholder’s equity(*)		557,310	(557,310)	572,102	(572,102)

(*)	The effect on the equity excluding the impact of income taxes.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

45.	Risk Management, Continued

(2)	Financial risk management, continued

(iv)	Liquidity risk
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
The expected maturities for non-derivative financial liabilities as of December 31, 2020 and 2021 in detail are as follows:

		2020
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Borrowings and debt securities	￦	12,413,346	10,919,041	24,778,020	34,215,888	82,326,295
Finance lease liabilities		614,442	569,161	1,564,377	2,461,557	5,209,537
Trade and other payables		5,679,856	373,907	894,903	1,167,171	8,115,837
Financial guarantee contracts(*)		926,244	348,860	26,230	1,923,362	3,224,696

	￦	19,633,888	12,210,969	27,263,530	39,767,978	98,876,365

		2021
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Borrowings and debt securities	￦	15,833,589	11,229,657	28,663,693	36,223,543	91,950,482
Lease liabilities		620,121	636,724	1,521,421	2,150,722	4,928,988
Trade and other payables		7,569,869	777,017	725,231	667,304	9,739,421
Financial guarantee contracts(*)		435,729	—	3,105,599	176,687	3,718,015

	￦	24,459,308	12,643,398	34,015,944	39,218,256	110,336,906

(*)
This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2020 and 2021 are ￦66,354 million and ￦80,841 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

45.	Risk Management, Continued

(2)	Financial risk management, continued

The following table shows the details of maturities of non-derivative financial liabilities as of December 31, 2020 and 2021. This table, based on the undiscounted cash flows of the non-derivative financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.
The expected maturities for non-derivative financial assets as of December 31, 2020 and 2021 in detail are as follows:

		2020
Type		Less than 1 year	1~5 Years	More than 5 years	Other (*)	Total

		In millions of won
Cash and cash equivalents	￦	2,029,584	—	—	—	2,029,584
Financial assets at fair value through other comprehensive income		—	—	—	358,559	358,559
Financial assets at amortized cost		13,149	1,265	8	—	14,422
Loans		78,805	385,571	325,212	31,506	821,094
Long-term/short-term financial instruments		1,483,482	252,349	386	325,886	2,062,103
Financial assets at fair value through profit or loss		1,196,101	—	2,690	682,591	1,881,382
Trade and other receivables		7,920,005	1,160,400	704,494	—	9,784,899

	￦	12,721,126	1,799,585	1,032,790	1,398,542	16,952,043

		2021
Type		Less than 1 year	1~5 Years	More than 5 years	Other (*)	Total

		In millions of won
Cash and cash equivalents	￦	2,635,238	—	—	—	2,635,238
Financial assets at fair value through other comprehensive income		—	—	—	435,107	435,107
Financial assets at amortized cost		15,422	9,840	11	—	25,273
Loans		88,396	443,146	407,584	—	939,126
Long-term/short-term financial instruments		1,278,014	171,636	286	278,572	1,728,508
Financial assets at fair value through profit or loss		360,833	346	3,130	668,555	1,032,864
Trade and other receivables		8,123,455	1,233,703	679,048	—	10,036,206

	￦	12,501,358	1,858,671	1,090,059	1,382,234	16,832,322

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

45.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods which from reporting date to maturity dates as per the contracts as of December 31, 2020 and 2021 are as follows:

		2020
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Net settlement
—Trading	￦	—	—	—	—	—
Gross settlement
—Trading		(12,777)	(22,827)	(118,704)	(4,380)	(158,688)
—Hedging		(37,858)	(39,528)	(75,450)	(55,208)	(208,044)

	￦	(50,635)	(62,355)	(194,154)	(59,588)	(366,732)

		2021
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Net settlement
—Trading	￦	—	—	—	—	—
Gross settlement
—Trading		(6,628)	(4,954)	(33,635)	(2,291)	(47,508)
—Hedging		(2,555)	(638)	(1,914)	(23,704)	(28,811)

	￦	(9,183)	(5,592)	(35,549)	(25,995)	(76,319)

Derivative assets classified by maturity periods which from reporting date to maturity dates as per the contracts as of December 31, 2020 and 2021 are as follows:

		2020
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Net settlement
—Trading	￦	—	—	—	—	—
Gross settlement
—Trading		18,332	1,529	45,237	52,163	117,261
—Hedging		11,191	—	41,206	3,252	55,649

	￦	29,523	1,529	86,443	55,415	172,910

		2021
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Net settlement
—Trading	￦	—	—	—	—	—
Gross settlement
—Trading		93,554	54,617	202,663	105,856	456,690
—Hedging		33,564	65,198	102,760	3,235	204,757

	￦	127,118	119,815	305,423	109,091	661,447

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

45.	Risk Management, Continued

(3)	Fair value risk
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
For trade receivables and payables, the Company considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting the future contractual cash flows based on current market interest rates applied to similar financial instruments.

(i)	Fair value and book value of financial assets and liabilities as of December 31, 2020 and 2021 are as follows:

		2020		2021
Type		Book value	Fair value	Book value	Fair value

		In millions of won
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	￦	358,559	358,559	435,107	435,107
Derivative assets (trading)		110,764	110,764	443,027	443,027
Derivative assets (applying hedge accounting)		55,649	55,649	204,756	204,756
Financial assets at fair value through profit or loss		1,881,382	1,881,382	1,032,864	1,032,864

	￦	2,406,354	2,406,354	2,115,754	2,115,754

Assets carried at amortized cost
Financial assets at amortized cost	￦	14,422	14,422	25,273	25,273
Loans and receivables		790,162	790,162	909,071	909,071
Trade and other receivables		9,780,039	9,780,039	10,029,276	10,029,276
Long-term financial instruments		578,621	578,621	450,494	450,494
Short-term financial instruments		1,483,482	1,483,482	1,278,014	1,278,014
Cash and cash equivalents		2,029,584	2,029,584	2,635,238	2,635,238

	￦	14,676,310	14,676,310	15,327,366	15,327,366

Liabilities recognized at fair value
Derivative liabilities (trading)	￦	157,926	157,926	56,256	56,256
Derivative liabilities (applying hedge accounting)		207,193	207,193	21,775	21,775

	￦	365,119	365,119	78,031	78,031

Liabilities carried at amortized cost
Secured borrowings	￦	63,614	63,614	176,358	176,358
Unsecured bond		64,607,401	68,839,316	73,881,671	69,803,043
Lease liabilities		4,621,096	4,621,096	4,410,503	4,410,503
Unsecured borrowings		4,808,206	5,513,242	6,471,484	5,938,613
Trade and other payables(*)		8,115,837	8,115,837	9,739,421	9,739,421
Bank overdraft		245,360	245,360	—	—

	￦	82,461,514	87,398,465	94,679,437	90,067,938

(*)	Excludes lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

45.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value
The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.
The discount
rates
used for calculating fair value as of December 31, 2020 and 2021 are as follows:

Type	2020	2021
Derivatives	(-) 0.73% ~ 3.08%	(-) 0.63% ~ 3.88%
Borrowings and debt securities	(-) 0.53% ~ 4.38%	(-) 0.30% ~ 4.38%
Finance lease	0.57% ~ 16.60%	0.00% ~ 16.83%

(iii)	Fair value hierarchy
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
Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3: Inputs that are not based on observable market data.
Fair values of financial instruments by hierarchy level as of December 31, 2020 and 2021 are as follows:

		2020
Type		Level 1	Level 2	Level 3	Total

		In millions of won
Financial assets at fair value
Financial assets at fair value through other comprehensive income	￦	194,670	—	163,889	358,559
Derivative assets		—	166,413	—	166,413
Financial assets at fair value through profit or loss		—	1,875,690	5,692	1,881,382

	￦	194,670	2,042,103	169,581	2,406,354

Financial liabilities at fair value
Derivative liabilities	￦	—	365,119	—	365,119

		2021
Type		Level 1	Level 2	Level 3	Total

		In millions of won
Financial assets at fair value
Financial assets at fair value through other comprehensive income	￦	273,826	—	161,281	435,107
Derivative assets		—	647,783	—	647,783
Financial assets at fair value through profit or loss		—	1,027,067	5,797	1,032,864

	￦	273,826	1,674,850	167,078	2,115,754

Financial liabilities at fair value
Derivative liabilities	￦	—	78,031	—	78,031

The fair value of financial assets (FVTPL and FVOCI) publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted financial assets (FVTPL and FVOCI) is accounted for using the valuation results of external valuation services in which weighted average borrowing rates of interest of evaluated companies are used as the discount rates. The fair value of derivatives is measured using the discounted cash flow (DCM) model reflecting key input factors such as credit risks, interest rates and exchange rates.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

45.	Risk Management, Continued

(3)	Fair value risk, continued

Changes of financial assets and liabilities which are classified as level 3 for the years ended December 31, 2020 and 2021 are as follows:

		2020
		Beginning balance	Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
		In millions of won
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	￦	5,156	359	—	623	(446)	—	5,692
Financial assets at fair value through other comprehensive income
Unlisted securities		177,968	2,900	—	(23,128)	(1)	6,150	163,889

		2021
		Beginning balance	Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
		In millions of won
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	￦	5,692	—	—	105	—	—	5,797
Financial assets at fair value through other comprehensive income
Unlisted securities		163,889	8,929	—	(12,335)	(13)	320	160,790
Debt securities		—	500	—	—	—	(9)	491

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

46.	Service Concession Arrangements

(1)	Gas Complex . Thermal Power Plant at Ilijan, Philippines (BOT)

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

(iii)	The Company’s expected future collections of service concession arrangements as of December 31, 2021 are as follows:

Type		Amounts
		In millions of won
Less than 1 year	￦	51,596

(2)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

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

(iii)	The Company’s expected future collections of service concession arrangements as of December 31, 2021 are as follows:

Type		Amounts
		In millions of won
Less than 1 year	￦	29,576
1 ~ 2 years		29,610
2 ~ 3 years		29,747
Over 3 years		542,683

	￦	631,616

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

47.	Related Parties

(1)	Related parties of the Company as of December 31, 2021 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (153 subsidiaries)
Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, EWP Renewable Corporation, EWPRC Biomass Holdings, LLC, Hee mang sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Chitose Solar Power Plant LLC., KEPCO Solar Co., Ltd., KEPCO Energy Solution Co., Ltd., KOSPO Power Services Ltda., KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Alamosa LLC, KEPCO Solar of Alamosa LLC, KEPCO Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., Nambu USA LLC, Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., KEPCO Mangilao America LLC, Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC, TS Energy No. 25 Co., Ltd., KPS Partners Co., Ltd., KEPCO E&C Service Co., Ltd., Moha solar Co., Ltd., KHNP USA LLC, KOMIPO Vanphong Power Service LLC, Ogiri Solar Power Co., Ltd., BSK E-New Industry Fund X, Energy Innovation Fund I, KHNP Chile SpA, Yeong Yang Apollon Photovoltaic Co., Ltd., Yeong Yang Corporation Co., Ltd., SolarVader Co., Ltd., Yeong Yang Innovation Co., Ltd., Yeong Yang Horus Photovoltaic Co., Ltd., Yeong Yang Solar Management Co., Ltd., LSG Hydro Power Limited, KOEN Bio Co., Ltd., KOMIPO Energy Solution America, LLC, Elara Investment Holdings, LLC, Elara Equity Holdings, LLC, Elara Class B Holdings, LLC, Elara Class B Member, LLC, Elara Development Holdings, LLC, Elara Development, LLC, Elara Energy Holdings, LLC, Elara Energy Project, LLC, KOMIPO Iberian Solar Group, S.L.U., KOWEPO Europe B.V., CVS Equity Holdings, LLC, CVS Class B Holdings, LLC, CVS Development Holdings, LLC, CVS Development, LLC, CVS Class B Member, LLC, CVS Energy Holdings, LLC, Concho Valley Energy, LLC, Concho Valley Solar, LLC, Jeongam Wind Power Co., Ltd., Yeongdeok Sunrise Wind Power Co., Ltd., KHNP Spain, S.L.

Associates (90 associates)
Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Taebaek Wind Power Co., Ltd., Taebaek Guinemi Wind Power Co., Ltd., Pyeongchang Wind Power Co., Ltd., Daeryun Power Co., Ltd., Changjuk Wind Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd., Korea Electric Vehicle Charging Service, Hansuwon KNP Co., Ltd. (formerly, Korea Nuclear Partners Co., Ltd.), Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., Yaksu ESS Co., Ltd., PND Solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., Structure test network Co., Ltd., Namjeongsusang Solar Power Operation Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., KPGE Inc., Gwangbaek Solar Power Investment Co., Ltd., Go deok Clean Energy Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Goesan Solar park Co., Ltd., Saemangeum Heemang Photovoltaic Co., Ltd., Bitgoel Eco Energy Co., Ltd., Jeju Gimnyeong Wind Power Co., Ltd., Seoroseoro Sunny Power Plant Co., Ltd., Muan Solar Park Co., Ltd., YuDang Solar Co., Ltd., Anjwa Smart Farm & Solar City Co., Ltd., Daewon Green Energy Co., Ltd., G.GURU Co., Ltd., UD4M Co., Ltd., Dongbu Highway Solar Co., Ltd., Seobu Highway Solar Co., Ltd., Korea Energy Data Co., Ltd., Gangneung Sacheon Fuel Cell Co., Ltd., Kosture Co., Ltd., Digital Innovation Growth Fund, Taebaek Gadeoksan Wind Power Co., Ltd., Chuncheon Green Energy Co., Ltd., Yeomsubong Wind Power Co., Ltd., Yeongyang Wind Power Corporation II, Haeparang Energy Co., Ltd., Saemangeum Sebit Power Plant Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

47.	Related Parties, Continued

(1)	Related parties of the Company as of December 31, 2021 are as follows, continued:

Type	Related party

Joint ventures (96 joint ventures)
Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, Momentum, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Chile Solar JV SpA, Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., DE Energia SpA, Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., Horus Solar, S.A. De C.V., Recursos Solares PV De Mexico II, S.A. De C.V., S.A. De C.V., Sunmex Renovables, S.A. De C.V., Stavro Holding II AB, Solaseado Solar Power Co., Ltd., Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Pulau Indah Power Plant Sdn. Bhd., Sam-Yang Photovoltaic Power Co., Ltd., NH-Amundi Global Infrastructure Investment Private Investment Trust 21, Shin-han BNPP Private Investment Trust for East-West Sunlight Dream, PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., Dayone Energy Co., Ltd., OneEnergy Asia Limited, KAS Investment I LLC, KAS Investment II LLC, Energyco Co., Ltd. (formerly, Energyco LLC), CAES, LLC, Hapcheon Floating Photovoltaic Power Plant Inc., Busan Industrial Solar Power Co., Ltd., Bitsolar Energy Co., Ltd., Naepo Green Energy Co., Ltd., Pulau Indah O&M Sdn. Bhd., Guadalupe Solar SpA, Omisan Wind Power Co., Ltd., Foresight Iberian Solar Group Holding, S.L., Yeongwol Eco Wind Co., Ltd., Gurae Resident Power Co., Ltd., Cheongju Eco Park Co., Ltd., Prime Swedish Holding AB, Enel X Midland Photovoltaic, LLC, Geumsungsan Wind Power Co., Ltd., KEPCO KPS Carabao Corp., Goheung New Energy Co., Ltd., Gunsan Land Solar Co., Ltd., CapMan Lynx SCA, SICAR, International Offshore Power Transmission Holding Company Limited

Other	Korea Development Bank

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

47.	Related Parties, Continued

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	Related party transactions for the years ended December 31, 2019, 2020 and 2021 are as follows:
<Sales and Others>

			Sales and others
Company name	Transaction type		2019	2020	2021
			In millions of won
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity sales	￦	7,071	7,757	19,923
Korea Gas Corporation	Electricity sales		116,484	97,685	96,362
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		1	32	46
Daegu Photovoltaic Co., Ltd.	Electricity sales		327	325	207
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		2	2	2
Korea Electric Power Industrial Development Co., Ltd.	Service		11,085	10,833	11,208
Goseong Green Power Co., Ltd.	Electricity sales		19,245	47,701	514,470
Gangneung Eco Power Co., Ltd.	Service		7,446	10,178	14,200
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		21,218	20,791	23,501
Noeul Green Energy Co., Ltd.	Electricity sales		30	30	30
Samcheok Eco Materials Co., Ltd.	Electricity sales		627	700	620
YTN Co., Ltd.	Electricity sales		2,257	1,805	1,922
Busan Green Energy Co., Ltd.	Electricity sales		18	34	49
Gunsan Bio Energy Co., Ltd.	Electricity sales		4,755	102	20
Korea Electric Vehicle Charging Service	Electricity sales		1,029	1,956	3,059
Energy Infra Asset Management Co., Ltd.	Electricity sales		—	—	4,629
Gangwon Wind Power Co., Ltd.	Electricity sales		2,433	2,109	1,865
Gwangyang Green Energy Co., Ltd.	Electricity sales		122	23	486
Bigeum Resident Photovoltaic Power Co., Ltd.	Electricity sales		—	85	755
Hyundai Green Power Co., Ltd.	Electricity sales and design service		13,106	17,257	11,934
Korea Power Exchange	Service		7,670	25,919	39,796
Taebaek Wind Power Co., Ltd.	Service		991	226	44
Taebaek Guinemi Wind Power Co., Ltd.	Electricity sales		77	37	26
Pyeongchang Wind Power Co., Ltd.	Electricity sales		1,189	2,064	1,180
Daeryun Power Co., Ltd.	Electricity sales		1,879	1,947	1,944
Changjuk Wind Power Co., Ltd.	Electricity sales		927	2,067	463
GS Donghae Electric Power Co., Ltd.	Electricity sales		15,792	31,557	21,127
KNH Solar Co., Ltd.	Electricity sales		17	16	14
S-Power Co., Ltd.	Service		6,535	6,682	5,229
PND Solar Co., Ltd.	Electricity sales		407	409	416
Hyundai Eco Energy Co., Ltd.	Electricity sales		117	167	187
YeongGwang Yaksu Wind Electric Co., Ltd.	Electricity sales		81	77	78
Taebaek Gadeoksan Wind Power Co., Ltd.(*2)	Electricity sales		—	—	295
Korea Energy Solutions Co., Ltd.	Electricity sales		52	7	2
ITR Co., Ltd.	Service		—	—	3
Structure test network Co., Ltd.	Service		—	—	5
Green Energy Electricity Generation Co., Ltd.	Electricity sales		—	14	—
Namjeongsusang Solar Power Operation Co., Ltd.	Electricity sales		—	14	22
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Service		—	291	399
Bitgoel Eco Energy Co., Ltd.	Electricity sales		—	—	282
Muan Solar Park Co., Ltd.	Electricity sales		—	57	232
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		—	—	624
Daewon Green Energy Co., Ltd.	Electricity sales		—	—	155
Saemangeum Heemang Photovoltaic Co., Ltd.	Electricity sales		—	—	13
UD4M Co., Ltd.	Electricity sales		—	—	4
Dongbu Highway Solar Co., Ltd.	Electricity sales		—	—	5
Seobu Highway Solar Co., Ltd.	Electricity sales		—	—	8
SureDataLab Co., Ltd.	Electricity sales		—	—	1
Suwon New Power Co., Ltd.	Electricity sales		5,606	2,974	1,820
Hankook Electric Power Information Co., Ltd.	Electricity sales		—	—	1
Kosture Co., Ltd.	Electricity sales		—	—	1
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales		—	30	52
9 Associates (Overseas)	Electricity sales and others		98,450	66,755	125,723

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2019, 2020 and 2021 are as follows, continued:

			Sales and others
Company name	Transaction type		2019	2020	2021
			In millions of won
<Joint ventures>
Naepo Green Energy Co., Ltd.	Electricity sales	￦	154	217	467
Cheongna Energy Co., Ltd.	Service		9,922	13,791	16,469
Dayone Energy Co., Ltd.(formerly, Hyundai Energy Co., Ltd.)	Service		3,437	4,816	8,159
Daegu Green Power Co., Ltd.	Electricity sales		1,151	1,285	1,053
KAPES, Inc.	Commission		504	476	413
Honam Wind Power Co., Ltd.	Electricity sales		657	502	71
Jeongam Wind Power Co., Ltd. (*1)	Electricity sales and Service		1,198	1,213	588
Korea Power Engineering Service Co., Ltd.	Service		348	203	339
Seokmun Energy Co., Ltd.	Service		1,495	1,932	1,701
Incheon New Power Co., Ltd.	Construction revenue		354	14	14
Chun-cheon Energy Co., Ltd.	Electricity sales		2,397	2,657	2,329
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		1,744	1,788	1,836
Yeonggwang Wind Power Co., Ltd.	Electricity sales		705	793	818
Sam-Yang Photovoltaic Power Co., Ltd.	Electricity sales		—	33	1,920
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Service		—	1,388	1,727
KW Nuclear Components Co., Ltd.	Service		721	1,639	2,598
KEPCO-Uhde Inc.	Electricity sales		15	8	10
Busan Shinho Solar Power Co., Ltd.	Electricity sales		452	353	376
Daesan Green Energy Co., Ltd.	Electricity sales		39	703	523
Taebaek Gadeoksan Wind Power Co., Ltd. (*2)	Electricity sales		—	3	2
Cheong-Song Noraesan Wind Power Co., Ltd.	Electricity sales		6	29	30
Chungsongmeon BongSan wind power Co., Ltd.	Electricity sales		—	—	1
Saemangeum Solar Power Co., Ltd.	Service		2,230	2,846	1,141
Jaeun Resident Wind Power Plant Co., Ltd.	Electricity sales		105	—	—
Dangjin Eco Power co., Ltd.	Electricity sales		4	33	32
Energyco Co., Ltd. (formerly, Energyco LLC)	Electricity sales		—	—	1
Busan Industrial Solar Power Co., Ltd.	Electricity sales		—	—	9
Bitsolar Energy Co., Ltd.	Electricity sales		—	42	296
Omisan Wind Power Co., Ltd.	Electricity sales		—	—	1
Haemodum Solar Co., Ltd.	Electricity sales		—	4	6
Yeongam Solar Power Co., Ltd.	Electricity sales		—	165	339
Solaseado Solar Power Co., Ltd.	Electricity sales		—	66	2,890
35 Joint ventures (Overseas)	Electricity sales and others		1,275,279	831,596	773,289

<Others>
Korea Development Bank	Electricity sales		3,948	4,248	4,177
	Interest income		2,091	3,461	756

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2019, 2020 and 2021 are as follows, continued:

<Purchase and Others>

			Purchase and others
Company name	Transaction type		2019	2020	2021
			In millions of won
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity purchase	￦	689,510	552,692	750,148
Korea Gas Corporation	Purchase of power generation fuel		4,049,486	3,270,972	5,646,713
Daegu Photovoltaic Co., Ltd.	REC purchase		3,626	3,313	3,532
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	REC purchase		450	370	393
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering service fee		245,057	212,366	241,925
Goseong Green Power Co., Ltd.	Electricity purchase		32	—	987,540
Shin Pyeongtaek Power Co., Ltd.	Electricity purchase		119,162	520,737	653,306
Noeul Green Energy Co., Ltd.	REC purchase		22,767	10,634	10,014
Samcheok Eco Materials Co., Ltd.	Electricity purchase		9,425	10,713	13,612
YTN Co., Ltd.	Service		333	353	388
Busan Green Energy Co., Ltd.	Electricity purchase		13,811	18,678	18,996
Gunsan Bio Energy Co., Ltd.	Electricity purchase		3,022	24	—
Korea Electric Vehicle Charging Service	Service		536	581	393
Energy Infra Asset Management Co., Ltd.	Service		—	—	2,657
Yaksu ESS Co., Ltd.	Service		1,191	217	1,715
Gangwon Wind Power Co., Ltd.	Electricity purchase		24,116	23,350	19,623
Goesan Solar park Co., Ltd.	Electricity purchase		—	—	6,209
Hyundai Green Power Co., Ltd.	Electricity purchase		507,662	349,778	—
Korea Power Exchange	Trading fees		120,509	87,361	86,716
Taebaek Wind Power Co., Ltd.	Electricity purchase		7,070	4,003	5,930
Taebaek Guinemi Wind Power Co., Ltd.	Electricity purchase		349	5,023	5,910
Pyeongchang Wind Power Co., Ltd.	Electricity purchase		5,188	3,969	4,099
Daeryun Power Co., Ltd.	Electricity purchase		144,862	99,523	157,234
Changjuk Wind Power Co., Ltd.	Electricity purchase		6,994	6,084	6,213
GS Donghae Electric Power Co., Ltd.	Electricity purchase		681,379	660,351	760,377
KNH Solar Co., Ltd.	Electricity purchase		3,377	3,564	3,222
S-Power Co., Ltd.	Electricity purchase		522,469	293,515	608,530
PND Solar Co., Ltd.	Electricity purchase		557	5,234	5,502
Hyundai Eco Energy Co., Ltd.	Electricity purchase		6,810	17,777	25,762
YeongGwang Yaksu Wind Electric Co., Ltd.	Electricity purchase		6,511	9,151	11,729
Taebaek Gadeoksan Wind Power Co., Ltd. (*2)	Electricity purchase		—	—	16,360
Green Energy Electricity Generation Co., Ltd.	Electricity purchase		—	—	1,238
Namjeongsusang Solar Power Operation Co., Ltd.	Electricity purchase		—	—	14,286
Jeju Gimnyeong Wind Power Co., Ltd.	Electricity purchase		—	—	12,833
Seoroseoro Sunny Power Plant Co., Ltd.	Electricity purchase		—	—	217
Muan Solar Park Co., Ltd.	Electricity purchase		—	—	31,017
YuDang Solar Co., Ltd.	Electricity purchase		—	—	3,495
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity purchase		—	—	24,601
Dongbu Highway Solar Co., Ltd.	Electricity purchase		—	—	2,605
Seobu Highway Solar Co., Ltd.	Electricity purchase		—	—	2,936
Korea Energy Solution Co., Ltd.	Electricity purchase		15	—	—
Gwangbaek Solar Power Investment Co., Ltd.	Electricity purchase		—	373	742
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity purchase		—	—	15,900
1 Associates (Overseas)	Electricity purchase		—	—	502

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2019, 2020 and 2021 are as follows, continued:

<Purchase and Others>

			Purchase and others
Company name	Transaction type		2019	2020	2021
			In millions of won

<Joint ventures>
Cheongna Energy Co., Ltd.	Electricity purchase	￦	58,747	66	57
Dayone Energy Co., Ltd. (formerly, Hyundai Energy Co., Ltd.)	Electricity purchase		2,847	1,120	5,409
Daegu Green Power Co., Ltd.	Electricity purchase		296,464	215,224	289,052
KAPES, Inc.	Service		142,511	219,673	64,140
Honam Wind Power Co., Ltd.	Electricity purchase		5,306	4,382	4,807
Jeongam Wind Power Co., Ltd. (*1)	Electricity purchase		—	5,982	3,145
Korea Power Engineering Service Co., Ltd.	Service		1,774	1,594	1,315
Seokmun Energy Co., Ltd.	Electricity purchase		26,370	33,164	44,315
Chun-cheon Energy Co., Ltd.	Electricity purchase		313,471	222,069	327,536
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity purchase		11,739	11,232	9,471
Yeonggwang Wind Power Co., Ltd.	Electricity purchase		11,940	24,103	21,004
Sam-Yang Photovoltaic Power Co., Ltd.	Electricity purchase		—	3,848	5,852
KW Nuclear Components Co., Ltd.	Service		—	—	96
Busan Shinho Solar Power Co., Ltd.	REC purchase		7,843	7,296	7,895
Global Trade Of Power System Co., Ltd.	Service		502	337	323
Expressway Solar-light Power Generation Co., Ltd.	REC purchase		3,067	2,472	3,146
Daesan Green Energy Co., Ltd.	Electricity purchase		—	104,854	146,776
Taebaek Gadeoksan Wind Power Co., Ltd. (*2)	Electricity purchase		—	—	5,080
Saemangeum Solar Power Co., Ltd.	Electricity purchase		—	—	5
Dangjin Eco Power Co., Ltd.	Electricity purchase		—	3,953	4,139
Busan Industrial Solar Power Co., Ltd.	Electricity purchase		—	19	2,815
Bitsolar Energy Co., Ltd.	Electricity purchase		—	—	5,703
Omisan Wind Power Co., Ltd.	Electricity purchase		—	—	7
Haemodum Solar Co., Ltd.	Electricity purchase		—	967	1,625
Yeongam Solar Power Co., Ltd.	Electricity purchase		—	32,208	47,805
Samsu Wind Power Co., Ltd.	Electricity purchase		—	—	2,800
Solaseado Solar Power Co., Ltd.	Electricity purchase		—	28,516	31,031
5 Joint ventures (Overseas)	Electricity purchase and others		7,232	14,767	49,055

<Others>
Korea Development Bank	Interest expense		4,063	3,872	2,756
	Dividends paid		20	17	256,862

(*1)	Reclassified from a joint venture to a subsidiary during the year ended December 31, 2021. Transactions are made before the reclassification.

(*2)	Reclassified from a joint venture to an associate during the year ended December 31, 2021.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2020 and 2021 are as follows:

			Receivables		Payables
Company name	Type		2020	2021	2020	2021

			In millions of won
<Associates>
Dongducheon Dream Power Co., Ltd.	Trade receivables	￦	388	6,282	—	—
	Non-trade receivables and others		213	493	—	—
	Trade payables		—	—	65,794	114,613
Korea Gas Corporation	Trade receivables		9,969	10,015	—	—
	Non-trade receivables and others		95	187	—	—
	Trade payables		—	—	428,763	800,509
	Non-trade payables and others		—	—	617	759
Daejung Offshore Wind Power Co., Ltd.	Non-trade receivables and others		31	77	—	—
Daegu Photovoltaic Co., Ltd.	Trade payables		—	—	57	115
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		508	269	—	—
	Non-trade receivables and others		16	15	—	—
	Trade payables		—	—	133	873
	Non-trade payables and others		—	—	3,779	5,880
Goseong Green Power Co., Ltd.	Trade receivables		2,181	495	—	—
	Non-trade receivables and others		9,214	76,855	—	—
	Trade payables		—	—	—	218,627
	Non-trade payables and others		—	—	64,986	59,987
Gangneung Eco Power Co., Ltd.	Trade receivables		661	826	—	—
	Non-trade receivables and others		146	465	—	—
	Non-trade payables and others		—	—	—	97
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		1,348	1,788	—	—
	Non-trade receivables and others		2,823	3,116	—	—
	Trade payables		—	—	47,948	79,828
	Non-trade payables and others		—	—	85	99
Noeul Green Energy Co., Ltd.	Trade receivables		3	3	—	—
	Non-trade receivables and others		969	1,169	—	—
Samcheok Eco Materials Co., Ltd.	Trade receivables		47	52	—	—
YTN Co., Ltd.	Trade receivables		97	99	—	—
Busan Green Energy Co., Ltd.	Trade receivables		5	1	—	—
	Non-trade receivables and others		13,946	20,658	—	—
Gunsan Bio Energy Co., Ltd.	Non-trade receivables and others		—	11,728	—	—
Korea Electric Vehicle Charging Service	Trade receivables		141	193	—	—
	Non-trade receivables and others		281	120	—	—
Yaksu ESS Co., Ltd.	Trade payables		—	—	739	1,374
Gangwon Wind Power Co., Ltd.	Trade receivables		6	8	—	—
	Trade payables		—	—	2,678	4,293
Gwangyang Green Energy Co., Ltd.	Non-trade receivables and others		1,356	532	—	—
Bigeum Resident Photovoltaic Power Co., Ltd.	Trade receivables		—	922	—	—
Goesan Solar park Co., Ltd.	Trade payables		—	—	—	73
Hyundai Green Power Co., Ltd.	Trade receivables		554	229	—	—
	Trade payables		—	—	9,825	—
Korea Power Exchange	Trade receivables		1,608	627	—	—
	Non-trade receivables and others		24	1,300	—	—
	Trade payables		—	—	1,362	—
	Non-trade payables and others		—	—	70,456	2,189
Taebaek Wind Power Co., Ltd.	Non-trade receivables and others		1,405	—	—	—
	Trade payables		—	—	443	560
	Non-trade payables and others		—	—	—	262
Taebaek Guinemi Wind Power Co., Ltd.	Trade payables		—	—	413	670
	Non-trade payables and others		—	—	509	—
Pyeongchang Wind Power Co., Ltd.	Trade receivables		3	4	—	—
Daeryun Power Co., Ltd.	Trade receivables		189	213	—	—
	Trade payables		—	—	16,079	21,362
Changjuk Wind Power Co., Ltd.	Trade payables		—	—	461	724
	Non-trade payables and others		—	—	309	295
GS Donghae Electric Power Co., Ltd.	Trade receivables		386	383	—	—
	Non-trade receivables and others		321	272	—	—
	Trade payables		—	—	91,213	113,529
	Non-trade payables and others		—	—	36	17

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2020 and 2021 are as follows, continued:

			Receivables		Payables
Company name	Type		2020	2021	2020	2021

			In millions of won
<Associates>
KNH Solar Co., Ltd.	Trade receivables	￦	1	1	—	—
	Trade payables		—	—	14	—
	Non-trade payables and others		—	—	187	—
	Trade receivables		137	82	—	—
S-Power Co., Ltd.	Non-trade receivables and others		46	48	—	—
	Trade payables		—	—	23,415	91,277
PND Solar Co., Ltd.	Trade payables		—	—	58	—
Hyundai Eco Energy Co., Ltd.	Trade receivables		16	19	—	—
	Trade payables		—	—	—	732
YeongGwang Yaksu Wind Electric Co., Ltd.	Trade receivables		8	6	—	—
Taebaek Gadeoksan Wind Power Co., Ltd.(*2)	Non-trade receivables and others		—	119	—	—
	Trade payables		—	—	—	8,397
	Non-trade payables and others		—	—	—	1,571
Bitgoel Eco Energy Co., Ltd.	Non-trade receivables and others		—	27	—	—
Jeju Gimnyeong Wind Power Co., Ltd.	Trade payables		—	—	—	885
Muan Solar Park Co., Ltd.	Trade receivables		24	—	—	—
	Non-trade receivables and others		—	23	—	—
Daewon Green Energy Co., Ltd.	Non-trade receivables and others		—	94	—	—
Dongbu Highway Solar Co., Ltd.	Trade receivables		—	1	—	—
	Trade payables		—	—	—	98
	Non-trade payables and others		—	—	—	90
Seobu Highway Solar Co., Ltd.	Trade payables		—	—	—	177
	Non-trade payables and others		—	—	—	105
Go deok Clean Energy Co., Ltd.	Non-trade receivables and others		1	—	—	—
Suwon New Power Co., Ltd.	Trade receivables		2	—	—	—
	Non-trade receivables and others		712	1,198	—	—
Kosture Co., Ltd.	Trade receivables		—	1	—	—
Muan Sunshine Solar Power Plant Co., Ltd.	Trade payables		—	—	—	1,748
4 Associates (Overseas)	Non-trade receivables and others		3,248	3,196	—	—
	Non-trade payables and others		—	—	—	502

<Joint ventures>
Naepo Green Energy Co., Ltd.	Trade receivables		56	42	—	—
Dayone Energy Co., Ltd.	Trade receivables		57	52	—	—
	Non-trade receivables and others		11,749	13,297	—	—
	Trade payables		—	—	10	1,009
	Non-trade payables and others		—	—	9,119	11,306
Daegu Green Power Co., Ltd.	Trade receivables		44	71	—	—
	Non-trade receivables and others		55	55	—	—
	Trade payables		—	—	26,213	35,766
KAPES, Inc.	Trade receivables		2	2	—	—
	Non-trade receivables and others		5,172	—	—	—
	Non-trade payables and others		—	—	20,577	2,121
Honam Wind Power Co., Ltd.	Trade payables		—	—	216	575
	Non-trade payables and others		—	—	345	—
Jeongam Wind Power Co., Ltd.(*1)	Non-trade receivables and others		162	—	—	—
	Non-trade payables and others		—	—	692	—
Korea Power Engineering Service Co., Ltd.	Non-trade receivables and others		43	48	—	—
Seokmun Energy Co., Ltd.	Trade receivables		62	34	—	—
	Non-trade receivables and others		9,460	149	—	—
	Trade payables		—	—	4,898	7,941
	Non-trade payables and others		—	—	9,559	—
Chun-cheon Energy Co., Ltd.	Trade receivables		98	126	—	—
	Non-trade receivables and others		165	167	—	—
	Trade payables		—	—	27,428	41,410
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables		8	6	—	—
	Non-trade receivables and others		159	53	—	—
	Trade payables		—	—	405	1,099
	Non-trade payables and others		—	—	1,747	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2020 and 2021 are as follows, continued:

			Receivables		Payables
Company name	Type		2020	2021	2020	2021

			In millions of won
<Joint ventures>
Cheongna Energy Co., Ltd.	Trade receivables	￦	1,592	4,164	—	—
	Non-trade receivables and others		1,186	1,350	—	—
	Non-trade payables and others		—	—	—	1
Yeonggwang Wind Power Co., Ltd.	Trade receivables		12	10	—	—
	Non-trade receivables and others		54	59	—	—
	Trade payables		—	—	886	730
	Non-trade payables and others		—	—	3,038	—
Sam-Yang Photovoltaic Power Co., Ltd.	Trade receivables		5	5	—	—
	Non-trade payables and others		—	—	625	—
KW Nuclear Components Co., Ltd.	Trade receivables		4	—	—	—
KEPCO-Uhde Inc.	Non-trade payables and others		—	—	—	10
Busan Shinho Solar Power Co., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	135	281
	Non-trade payables and others		—	—	780	—
Global Trade Of Power System Co., Ltd.	Non-trade payables and others		—	—	—	7
Expressway Solar-light Power Generation Co., Ltd.	Trade payables		—	—	—	102
Daesan Green Energy Co., Ltd.	Trade receivables		11	11	—	—
	Non-trade receivables and others		216	120	—	—
	Trade payables		—	—	7,694	5,120
Taebaek Gadeoksan Wind Power Co., Ltd.(*2)	Non-trade receivables and others		5	—	—	—
	Trade payables		—	—	2,473	—
	Non-trade payables and others		—	—	5	—
Cheong-Song Noraesan Wind Power Co., Ltd.	Trade receivables		2	2	—	—
Saemangeum Solar Power Co., Ltd.	Non-trade receivables and others		3,141	4,268	—	—
Dangjin Eco Power Co., Ltd.	Trade receivables		3	3	—	—
	Trade payables		—	—	326	276
Busan Industrial Solar Power Co., Ltd.	Trade receivables		—	1	—	—
	Trade payables		—	—	1	54
	Non-trade payables and others		—	—	—	24
Bitsolar Energy Co., Ltd.	Non-trade receivables and others		—	7	—	—
	Non-trade payables and others		—	—	—	54
Haemodum Solar Co., Ltd.	Trade receivables		—	1	—	—
Yeongam Solar Power Co., Ltd.	Trade receivables		26	29	—	—
	Trade payables		—	—	14,652	3,324
Samsu Wind Power Co., Ltd.	Trade payables		—	—	—	1,300
18 Joint ventures (Overseas)	Trade receivables		58,839	84,150	—	—
	Non-trade receivables and others		17,217	26,060	—	—
	Non-trade payables and others		—	—	105,682	22,050

<Others>
Korea Development Bank	Accrued interest income		51	154	—	—
	Non-trade receivables and others		206,916	420,732	—	—
	Non-trade payables and others		—	—	123	21,172
	Derivatives		20,167	59,139	20,001	—

(*1)	Reclassified from a joint venture to a subsidiary during the year ended December 31, 2021. Transactions are made before the reclassification.

(*2)	Reclassified from a joint venture to an associate during the year ended December 31, 2021.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

47.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of December 31, 2020 and 2021 are as follows:

Type	Company name		Beginning balance	Loans	Collection	Others	Ending balance

			In millions of won

Associate	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	￦	27,149	34	—	2,298	29,481
	(Allowance for doubtful accounts)		(5,246)	—	—	(2,995)	(8,241)
Associate	Xe-Pian Xe-Namnoy Power Co., Ltd.		19,692	—	—	1,764	21,456
Associate	PT Wampu Electric Power		12,358	—	(1,349)	1,991	13,000
Associate	Gunsan Bio Energy Co., Ltd.		12,396	—	—	—	12,396
	(Allowance for doubtful accounts)		(10,128)	(2,268)	—	—	(12,396)
Associate	Bigeum Resident Photovoltaic Power Co., Ltd.		3,500	7,712	—	—	11,212
Associate	Daejung Offshore Wind Power Co., Ltd.		1,000	—	—	—	1,000
Associate	Bitgoel Eco Energy Co., Ltd.		—	19,349	—	—	19,349
Joint venture	Solaseado Solar Power Co., Ltd.		64,000	10,000	(39,000)	—	35,000
Joint venture	Recursos Solares PV De Mexico II, S.A. D e C.V.		4,844	2,282	(1,450)	458	6,134
Joint venture	Horus Solar , S.A. D e C.V.		13,380	2,755	(843)	1,222	16,514
Joint venture	Sunmex Renovables, S.A. d e C.V.		1,842	11,377	—	352	13,571
Joint venture	Kelar S.A.		39,616	—	—	3,551	43,167
Joint venture	DE Energia SpA		6,232	—	—	559	6,791
Joint venture	Daehan Wind Power PSC		10,700	1,927	—	1,047	13,674
Joint venture	PT. Tanjung Power Indonesia		705	314	—	71	1,090
Joint venture	Bitsolar Energy Co., Ltd.		3,165	—	—	—	3,165
Joint venture	Pulau Indah Power Plant Sdn. Bhd.		—	10,006	—	(10,006)	—
Joint venture	Guadalupe Solar SpA		—	3,365	(6)	1	3,360
Joint venture	Foresight Iberian Solar Group Holding, S.L.		—	9,376	(424)	50,381	59,333
Joint venture	Capman Lynx SCA, SICAR		—	30,001	—	(231)	29,770

		￦	205,205	106,230	(43,072)	50,463	318,826

(6)	Borrowings arising from related party transactions as of December 31, 2020 and 2021 are as follows:

Related parties	Type		Beginning balance	Borrowings	Repayment	Others	Ending balance

			In millions of won
Korea Development Bank	Facility	￦	50,293	56,906	(10,863)	1,684	98,020
	Others		2,946	—	(437)	—	2,509
	Operating funds		144,300	140,000	(100,000)	—	184,300
	Syndicated Loans		15,923	—	(1,042)	(351)	14,530
	EBL and others		40,093	9,923	—	3,949	53,965

		￦	253,555	206,829	(112,342)	5,282	353,324

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2021 are as follows:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
In millions of won and thousands of foreign currencies

Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees	USD 70,000	SMBC Ho Chi Minh and others
		Debt guarantees	USD 285,000	SMBC Singapore
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD 1,223,355	Export-Import Bank of Korea and others
		Performance guarantees and others	USD 4,349,360
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees(*10)	USD 222,077	EFS Renewables Holdings, LLC, CA-CIB and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 106,873	EFS Renewables Holdings, LLC
Korea Electric Power Corporation	RE Barren Ridge 1 Holdings LLC	Performance guarantees(*10)	USD 68,838	Firstar Development, LLC
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD 100,000	ING Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Performance guarantees	USD 16,800	Shinhan Bank
Korea Electric Power Corporation	Horus Solar, S.A. De C.V.	Other performance guarantees	MXN 16,413	CENACE and others
Korea Electric Power Corporation	Recursos Solares PV De Mexico II, S.A. De C.V.	Other performance guarantees	MXN 1,518	SEMARNAT
Korea Electric Power Corporation	Sunmex Renovables, S.A. De C.V.	Other performance guarantees	USD 9,078	CENACE
Korea Electric Power Corporation			MXN 3,666	SEMARNAT
Korea Electric Power Corporation	Pulau Indah Power Plant Sdn. Bhd.	Collateralized money invested	KRW 22,099	Malaysian Trustee Berhad
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 11,198	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Payment guarantees for business reserve	USD 2,500	Krung Thai Bank
		Collateralized money invested	KRW 92,441
		Impounding bonus guarantees	USD 5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 11,200	National Bank of Kuwait
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 2,342	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested(*5)	KRW 39,524	Kookmin Bank and others
		Debt guarantees	KRW 20,300	BNK Securities
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW 2,569	Woori Bank
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 223	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 93,074	Kookmin Bank and others
		Guarantees for supplemental funding(*1)	—
Korea Western Power Co., Ltd.	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW 3,081	Nonghyup Bank
Korea Western Power Co., Ltd.	Sam-Yang Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 4,993	Korea Development Bank and others
		Guarantees for supplemental funding(*1)	—
Korea Western Power Co., Ltd.	Muan Solar Park Co., Ltd.	Collateralized money invested	KRW 6,083	IBK and others
Korea Western Power Co., Ltd.	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW 6,784	Hana Bank and others

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2021 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
In millions of won and thousands of foreign currencies

Korea Western Power Co., Ltd.	Seoroseoro Sunny Power Plant Co., Ltd.	Collateralized money invested	KRW 721	Hana Bank and others
		Guarantees for supplemental funding(*1)	—
Korea Western Power Co., Ltd.	YuDang Solar Co., Ltd.	Collateralized money invested	KRW 565	Hana Bank and others
		Guarantees for supplemental funding(*1)	—
Korea Western Power Co., Ltd.	Hapcheon Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 6,971	Nonghyup Bank and others
Korea Western Power Co., Ltd.	Yeongwol Eco Wind Co., Ltd.	Collateralized money invested	KRW 3,197	Hana Bank and others
		Guarantees for supplemental funding(*1)	—
Korea Western Power Co., Ltd.	Gurae Resident Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding(*1)	KRW 396 —	Hana Bank and others
Korea Western Power Co., Ltd	Gunsan Land Solar Co., Ltd.	Collateralized money invested	KRW 19,317	Hana Bank and others
		Guarantees for supplemental funding(*1)	—
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 5,841	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 13,842	Kookmin Bank and others
		Guarantees for supplemental funding(*1)	—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 25,896	Kookmin Bank and others
		Guarantees for supplemental funding(*1)	KRW 90,800
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,041	Shinhan Bank and others
		Guarantees for supplemental funding(*1)	—
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 243,772	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 2,728	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 17,646	KDB Capital Corporation and others
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 21,244	IBK
		Guarantees for supplemental funding(*1)	KRW 18,989
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 16,495	Hana Bank and others
		Guarantees for supplemental funding(*1)	—
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Debt guarantees	USD 24,544	Sumitomo mitsui banking
		Other guarantees	USD 3,150	PT. Adaro Indonesia
		Guarantees for supplemental funding(*1)	—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW 46,546	MUFG and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees	USD 14,400	Credit Agricole Corporate & Investment Bank Seoul
		Collateralized money invested	KRW 37,360	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	DE Energia SpA	Collateralized money invested	KRW 8,921	Mirae Asset Daewoo Co., Ltd. and others
		Collateralized loans	USD 5,728
		Payment guarantees(*8)	USD 950	Hana Bank
Korea East-West Power Co., Ltd.	Bitsolar Energy Co., Ltd.	Collateralized money invested	KRW 352	Mirae Asset Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Cheongju Eco Park Co., Ltd.	Collateralized money invested	KRW 5,465	Kyobo Life Insurance Co., Ltd. and others
		Guarantees for supplemental funding(*1)	—
Korea East-West Power Co., Ltd.	Busan Industrial Solar Power Co., Ltd.	Collateralized money invested	KRW 612	Shinhan Bank and others
		Guarantees for supplemental funding(*1)	—
Korea East-West Power Co., Ltd.	Yangyang Wind Power Co., Ltd.	Collateralized money invested	KRW 11,191	Hana Bank and others
		Guarantees for supplemental funding(*1)	—
Korea East-West Power Co., Ltd.	Daewon Green Energy Co., Ltd.	Collateralized money invested	KRW 3,877	Hana Bank and others
		Guarantees for supplemental funding(*1)	—
Korea East-West Power Co., Ltd.	Goheung New Energy Co., Ltd.	Collateralized money invested	KRW 3,577	Woori Bank and others
		Guarantees for supplemental funding(*1)	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2021 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
In millions of won and thousands of foreign currencies

Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW 2,278	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding(*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 25,426	Korea Development Bank and others
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 24,054	Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD 54,282	Hana Bank, MUFG
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Performance guarantees	USD 1,500	Shinhan Bank
		Payment guarantees(*7)	USD 1,898	Hana Bank
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 5,411	Woori Bank and Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW 3,357	IBK
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees(*2)	—	SEM Investment Co., Ltd.
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW 7,360	Kookmin Bank and others
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested(*9)	—	IBK and others
		Guarantees for supplemental funding(*1)	KRW 30,000
		Guarantees for other supplemental funding and performance guarantees(*1)	—
Korea Southern Power Co., Ltd.	Omisan Wind Power Co., Ltd.	Collateralized money invested	KRW 10,634	Shinhan Bank and others
		Guarantees for supplemental funding and performance guarantees(*1)	—
Korea Southern Power Co., Ltd.	Geumsungsan Wind Power Co., Ltd.	Collateralized money invested Guarantees for supplemental funding(*1)	KRW 6,053 —	Kookmin Bank
KOSPO Chile SpA	Kelar S.A.	Collateralized money invested	KRW 86,695	Export-Import Bank of Korea and others
KOSPO Chile SpA	Chester Solar I SpA	Collateralized money invested	KRW 1,120	IBK
KOSPO Chile SpA	Chester Solar IV SpA	Collateralized money invested	—	IBK
KOSPO Chile SpA	Chester Solar V SpA	Collateralized money invested	KRW 25	IBK
KOSPO Chile SpA	Diego de Almagro Solar SpA	Collateralized money invested	KRW 362	IBK
KOSPO Chile SpA	Laurel SpA	Collateralized money invested	KRW 290	IBK
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric Co., Ltd.	Collateralized money invested	KRW 233	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 121,955	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 9,955	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 4,817	SMBC
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW 1,713	IBK
		Guarantees for supplemental funding and others(*1)	—	IBK and others
Korea Midland Power Co., Ltd.	Yaksu ESS Co., Ltd.	Collateralized money invested	KRW 716	IBK
Korea Midland Power Co., Ltd.	Namjeongsusang Solar Power Operation Co., Ltd.	Collateralized money invested	KRW 361	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW 4,806	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW 1,268	IBK
Korea Midland Power Co., Ltd.	Goesan Solar park Co., Ltd.	Collateralized money invested	KRW 1,927	IBK
Korea Midland Power Co., Ltd.	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW 4,356	IBK and others
		Guarantees for supplemental funding(*1)	—
Korea Midland Power Co., Ltd.	Energyco Co., Ltd. (formerly, Energyco LLC)	Collateralized money invested	KRW 1,535	Nonghyup Bank
Korea Midland Power Co., Ltd.	Jeju Gimnyeong Wind Power Co., Ltd.	Collateralized money invested	KRW 911	Nonghyup Bank
Korea Midland Power Co., Ltd.	Dongbu Highway Solar Co., Ltd.	Collateralized money invested	KRW 265	Nonghyup Bank

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

47.	Related Parties, Continued

(7)	Guarantees provided to associates or joint ventures as of December 31, 2021 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
In millions of won and thousands of foreign currencies

Korea Midland Power Co., Ltd.	Seobu Highway Solar Co., Ltd.	Collateralized money invested	KRW 289	Nonghyup Bank
Korea South-East Power Co., Ltd.	Dayone Energy Co., Ltd.	Collateralized money invested(*3)	—	IBK
		Guarantees for supplemental funding and others(*1,4)	KRW 76,800	NH investment & securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 16,703	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 18,692	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding and others	KRW 1,856	Woori Bank
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested	KRW 260,858	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW 2,288	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND Solar Co., Ltd.	Collateralized money invested	KRW 1,229	IBK
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW 5,572	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 1,958	IBK
Korea South-East Power Co., Ltd.	Chungsongmeon BongSan wind power Co., Ltd.	Collateralized money invested	KRW 3,808	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Yeongam Solar Power Co., Ltd.	Collateralized money invested	KRW 6,838	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested	KRW 2,828	Shinhan Bank and others
Korea South-East Power Co., Ltd.	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested	KRW 10,238	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	KRW 3,809	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 5,033	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Go deok Clean Energy Co., Ltd.	Collateralized money invested	KRW 4,301	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW 4,106	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gwangyang Green Energy Co., Ltd.	Collateralized money invested	KRW 25,465	Shinhan Bank and others
KEPCO Plant Service & Engineering Co., Ltd.	Incheon New Power Co., Ltd.	Collateralized money invested(*6)	—	Shinhan Bank
		Guarantees for supplemental funding and others(*1)	—

(*1)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.

(*2)
Controlling and non-controlling common shareholders of Samcheok Eco Materials Co., Ltd. have pre-emption rights, if preferred shareholders intend to sell their shares until December 26, 2023. The promised yield of the preferred stock is guaranteed through the transaction. As of December 31, 2021, the Company has recognized derivative liabilities of ￦6,760 million related to the guarantee. Meanwhile, the Company is under an agreement with Samcheok Eco Materials Co., Ltd. that if a damage incurs related to the fulfillment of obligations pursuant to the mandatory contract of coal ash supply, compensation for the expected amount of the damage should be settled.

(*3)
The Company recognized an impairment loss on all of the equity securities of Dayone Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ￦47,067 million.

(*4)
Pursuant to the guarantee agreement, the Company recognized other provisions of ￦26,772 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*5)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Company were pledged as collateral.

(*6)
The Company recognized an impairment loss on all of the equity securities of Incheon New Power Co., Ltd. during the year ended December 31, 2019, and the acquisition cost of the securities provided as collateral is ￦461 million.

(*7)	The Company provided a payment guarantee to Daehan Wind Power PSC for opening LC for Debt Service Reserve Account (DSRA).

(*8)	This includes a guarantee related to LC for debt repayment allowance provided to DE Energia SpA, a joint venture of the Company.

(*9)
The Company recognized an impairment loss on all of the equity securities of Naepo Green Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ￦29,200 million.

(*10)	The credit limits of guarantees to RE Holiday Holdings LLC and RE Barren Ridge 1 Holdings LLC include the credit limits of guarantees to their subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

47.	Related Parties, Continued

(8)	As of December 31, 2021, there is no financial guarantee provided by related parties.

(9)	Derivatives transactions with related parties as of December 31, 2021 are as follows:

(i)	Currency Swap

Counterparty	Contract year		Contract amounts		Contract interest rate per annum			Contract exchange rate
			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Korea Development Bank	2019~2024	￦	177,600	USD 150,000	1.24%	2.50%	￦	1,184.00
	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
	2019~2022		112,650	USD 100,000	1.80%	3.38%		1,126.50
	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
	2019~2022		117,340	USD 100,000	1.06%	2.38%		1,173.40
	2017~2022		113,300	USD 100,000	1.94%	2.63%		1,133.00
	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80

(ii)	Currency forward

Counterparty	Contract date	Maturity date		Contract amounts			Contract exchange rate
				Pay	Receive
	In millions of won and thousands of USD except contract exchange rate information
Korea Development Bank	2021.09.27	2022.01.07	￦	59,049	USD 50,050	￦	1,179.80

(10)
The Company considers all standing directors of the Board who serve as executive
officers responsible for planning, operations and/or control of business activities, as key management personnel, except a standing director who is a member of the Audit Committee. The Company recorded salaries and other compensations related to the key management personnel as follows:

Type		2019	2020	2021
		In millions of won
Salaries	￦	1,315	1,295	1,272
Retirement benefits		31	58	21

	￦	1,346	1,353	1,293

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

48.	Statement of Cash Flows

(1)	Significant non-cash transactions for the years ended December 31, 2019, 2020, and 2021 are as follows:

Transactions		2019	2020	2021
		In millions of won
Transfer from construction-in-progress to other assets	￦	14,052,094	10,189,527	12,902,589
Recognition of asset retirement cost and related provision for decommissioning costs		2,425,668	895,507	2,356,805
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		376,103	395,921	455,401
Transfer from long-term borrowings and debt securities to current portion of long-term borrowings and debt securities		7,759,284	9,237,883	11,109,271
Transfer from inventory to stored nuclear fuel		1,129,374	1,055,974	908,842
Transfer of right-of-use assets due to change in accounting policy and others		5,364,647	291,334	78,213

(2)	Changes in liabilities incurred from financing activities for the years ended December 31, 2020, and 2021 are as follows:

		2020
				Non-cash changes
		Beginning balance	Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
		In millions of won
Borrowings and debt securities	￦	67,876,541	2,538,787	—	(690,747)	69,724,581
Lease liabilities		5,070,133	(613,977)	275,686	(110,746)	4,621,096

	￦	72,946,674	1,924,810	275,686	(801,493)	74,345,677

		2021
				Non-cash changes
		Beginning balance	Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
		In millions of won
Borrowings and debt securities	￦	69,724,581	9,653,394	—	1,151,538	80,529,513
Lease liabilities		4,621,096	(572,036)	73,090	288,353	4,410,503

	￦	74,345,677	9,081,358	73,090	1,439,891	84,940,016

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

49.	Commitments for Expenditure

(1)	The commitments related to acquisition of property, plant and equipment as of December 31, 2020 and 2021 are as follows:

		2020		2021
Contracts		Commitment amounts	Remaining liability balances	Commitment amounts	Remaining liability balances
		In millions of won
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	￦	56,574	16,038	57,046	16,240
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shin-Tangjung)		45,390	32,876	46,616	34,102
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		36,143	29,898	36,143	25,292
Purchase of GIS (362kV, 6300A, 63kA) 26CB – Hwasung S/S		40,010	8,328	40,010	5,540
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	2,244	37,744	140
Purchase of cable (FR CNCO-W, 1C, 325SQ) 1,400,000M		59,716	37,249	—	—
Purchase of switch (Eco) 9,360 units		40,631	24,031	—	—
Purchase of cable (TR CNCE-W,1C,600SQ) 551,200M		37,288	23,100	—	—
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 4,464,000M		82,622	51,130	—	—
Purchase of cable (FR CNCO-W,1C,325SQ) 1,092,000M		42,068	35,358	—	—
Concrete pole (10M, general purpose, 350KGF) 102,435 ea and five other equipments		91,889	80,904	—	—
Purchase of cable (PVC, 1C, 2500SQ) 100,548M and others		—	—	56,860	34,576
Purchase of GIS (362kV, 6300A, 63kA) 25CB – Migeum S/S		—	—	32,000	26,700
Advanced E-Type low-pressure electronic power meter 1,320,000 ea		—	—	65,972	23,262
Purchase of cable (PVC, 1C, 2000SQ) 5,862M and others (Baekun-Gwangyanghang)		—	—	34,423	23,297
Purchase of cable (TR CNCE- W,1C,325SQ) 1,016,000M		—	—	66,581	40,254
Purchase of cable (TR CNCE-W,1C,600SQ) 485,000M		—	—	46,194	37,810
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 3,303,900M		—	—	87,382	83,628
Concrete pole (10M, general purpose, 350KGF) 126,948 ea and five other equipments		—	—	188,338	168,456
Purchase of GIS (362KV, 6300A, 63KA) 25 – Shinyangsan S/S				31,464	31,464
Construction of Shin-Kori Units (#5,6)		8,625,387	3,256,117	9,800,424	3,479,667
Construction of Shin-Hanul Units (#1,2)		9,443,635	160,512	9,745,123	—
Other 30 contracts		107,586	58,466	792,485	620,593
Service of designing Seoul Combined Units (#1,2)		31,841	984	31,841	934
Service of designing Shin-Boryeong Units (#1,2)		121,163	521	121,114	—
Purchase of furnace for construction of Shin-Seocheon Thermal Power Plant		305,209	29,042	305,209	7,722
Purchase of turbine generator for construction of Shin-Seocheon Thermal Power Plant		105,226	8,279	105,226	6,301
Electricity construction of Shin-Seocheon Thermal Power Plant		282,234	13,524	340,356	—
Purchase of main machine for Jeju LNG Combined		166,287	11,182	166,287	10,972
Service of designing Taean U nits (#9,10)		112,813	12,933	112,909	12,623
Purchase of gas turbines and turbine equipment of Gimpo Combined Heat & Power Plant		104,600	41,840	126,302	61,735
Purchase of steam turbine, HRSG and Popwer Block of Gimpo Combined Heat & Power Plant		210,900	147,630	214,053	138,244
Construction of Gimpo Combined Heat & Power Plant		—	—	130,015	86,323
Purchase of coal handling machine for construction of Samcheok Units (#1,2)		285,158	22,751	286,571	6,215
Purchase of furnace main equipment for construction of Samcheok Units (#1,2)		1,065,141	11,609	—	—
Purchase of turbine main equipment for Samcheok U nits (#1,2)		211,349	125	—	—
Purchase of main equipment for Namjeju		140,144	112	140,144	3
Purchase of main equipment for Shin-Sejong Combined Thermal Power Plant		—	—	234,392	200,122

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

49.	Commitments for Expenditure, Continued

(2)	As of December 31, 2021, details of contracts for inventory purchase commitment are as follows:
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
In addition, the contracted quantity of the molded uranium between Korea Hydro & Nuclear Power Co., Ltd. and KEPCO Nuclear Fuel Co., Ltd., which are subsidiaries of the Company, is 1,625 Ton U (contract periods : 2014 ~ 2024).

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

50.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of December 31, 2020 and 2021 are as follows:

	2020			2021
	Number of cases	Claim amount		Number of cases	Claim amount
	In millions of won
As the defendant	663	￦	550,535	683	￦	689,415
As the plaintiff	200		729,798	284		784,453

As of December 31, 2021, the Company is party to two ongoing litigations and one arbitration.
A group of plaintiffs (consisting of 2,167 individuals) filed a lawsuit against NSSC (Nuclear Safety and Security Commission) regarding NSSC’s approval on May 18, 2015 of extending the operation of Wolsong unit 1 nuclear power plant. The appeal has been dismissed on May 29, 2020, resulting in plaintiffs’ loss. Also, Greenpeace and others filed an administrative litigation against NSSC requesting cancelation of the construction permit of Shin-Kori unit 5 and 6 in September 12, 2016 and lost the lawsuit in February 14, 2019. They appealed the case in March 18, 2019, but the appeal had been closed on April 29, 2021. The Company joined these litigations as a stakeholder after obtaining permission from the court.
As of December 31, 2021, in connection with Shin-Hanul unit 3 & 4, the Company has received communications from a vendor for costs incurred for the preliminary work of the main equipment and associated compensation due to the discontinuation of the construction. The Company does not believe that it has a present obligation to this vendor, and that it is probable that the Company will prevail if a lawsuit is filed against the Company. In addition, the Company cannot reliably estimate the potential economic outflow related to the obligation as of December 31, 2021.
The Company is the defendant against a number of claims. The following is potentially significant ongoing claims pertaining to the Company:

1)
There is an ongoing claim against the Company from a group of plaintiffs (consisting of 3,910 individuals) regarding the contribution to plan assets and payment of retirement benefits. The Company recognized ￦11,730 million as litigation provisions in relation to the lawsuit.

2)
There is an ongoing claim against the Company regarding the completion of the waste oil refining power generation plant of Next energy Co., Ltd. The Company recognized the amount of probable outflow of resources as a provision.

3)
There are multiple ongoing claims against the Company related to ordinary wages, requesting payment of unpaid wages. The Company believes that the possibility of the outflow of economic benefits is probable on the ongoing and the expected lawsuits. Accordingly, the Company recognized ￦3,233 million as litigation provisions in relation to the lawsuit as of December 31, 2021.

In addition to the abovementioned significant ongoing claims, there are 5 arbitration cases pertaining to the Company as of December 31, 2021 and the significant arbitration cases for the year ended December 31, 2021 are as follows:

1)
In relation to the electric power IT modernization project in Kerala, India, Enzen, a subcontractor, filed an arbitration against the Company to the Indian Council of Arbitration due to disagreements in the contract, but the Company has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

2)
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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

50.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2021 are as follows:

1)
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

2)
The Company has provided PT. Perusahaan Listrik Negara performance guarantee up to USD 2,293 thousand and investment guarantee up to USD 43,500 thousand to Mizuho bank and others in proportion to its ownership in the electricity purchase contract with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

3)
The Company has provided MUFG Bank, Ltd. (MUFG) borrowing guarantee up to USD 41,258 thousand in proportion to its ownership in the Equity Bridge Loan (EBL) guarantee with PT. Cirebon Energi Prasarana in relation to the second electric power generation business in Cirebon, Indonesia.

4)
The Company has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank with the guarantees of mutual investment of USD 2,192 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

5)
The Company has provided USD 18,500 thousand of business performance guarantees to AEP Texas, Inc., for the construction, ownership, operation, and related cost-bearing implementation of electric power transmission equipment regarding Concho Valley solar business in the United States.

6)
The Company has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of December 31, 2021.

7)
The Company has provided a guarantee to complete the construction of the waste oil refining power generation plant of Next energy Co.,Ltd. (contract amount : ￦14,700 million) to the financial institution agents, thus the Company is liable to compensate to financial institution agents for the any damages incurred in the event of incompletion of the construction. Also, the power generation guarantee agreement was concluded in connection with the consignment service for management and operations (the repayment period of the principal of the loan) after the completion of the construction. If the amount of power generated falls short of the contracted power generation amount, the Company will be liable to pay compensation for the shortage. The Company has recognized a provision based on the assessment of expected outflow of resources.

8)	The Company has provided Axia Power Holdings B.V. and others a performance guarantee up to USD 54,000 thousand for the implementation of Cirebon thermal power generation project in Indonesia.

9)	The Company has provided PT Perusahaan Listrik Negara a performance guarantee up to IDR 35,907,215 thousand for the implementation of Tanjung Jati power plant operation project in Indonesia.

10)
The Company has provided Export-Import Bank of Korea and others a performance guarantee up to USD 12,090 thousand for the excess project costs of hydroelectric power generation project of Tanggamus, Indonesia.

11)	The Company has provided Export-Import Bank of Korea and others a borrowing guarantee up to USD 5,911 thousand for the DSRA guarantee of hydroelectric power generation project of Tanggamus, Indonesia.

12)
The Company has provided PT. Cirebon Energi Prasarana a performance guarantee up to USD 43,500 thousand for the fulfillment of subscription obligation regarding Cirebon 2 coal-fired power generation project in Indonesia.

13)	The Company has provided Van Phong Power Company Ltd. a performance guarantee up to USD 5,000 thousand for the operation maintenance project in Van Phong, Vietnam.

14)	The Company has provided Morgan Stanley Capital Group Inc. a performance guarantee up to USD 30,000 thousand for the implementation of photovoltaic power generation project in USA.

15)
The Company has provided Morgan Stanley Renewables Inc. a performance guarantee up to USD 70,000 thousand for the fulfillment of subscription obligation regarding photovoltaic power generation project in USA.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

50.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2021 are as follows, continued:
16)
The Company has provided EUR 10,000 thousand for a performance guarantee to Skandinaviska Enskilda Banken AB (publ) Frankfurt Branch through Kookmin Bank, to guarantee the opening of VAT payment loan account for Guba Buget wind power project in Sweden.

17)
The Company has provided EUR 5,022 thousand for a performance guarantee to Microsoft through Kookmin Bank, to guarantee the implementation of the power plant construction for Guba Buget wind power project in Sweden.

18)
The Company has provided EUR 9,980 thousand of a performance guarantee to Ellevio through Shinhan Bank, to guarantee the performance of the electric power transmission equipment connection construction for Guba Buget wind power project in Sweden.

19)	The Company has provided USD 60,000 thousand of a borrowing guarantee to Shinhan Bank, to guarantee the Equity Bridge Loan (EBL) for the solar power business in USA.

20)	The Company has provided a performance guarantee to EDF Energy service, LLC, for the solar power business in USA.

21)	The Company has provided USD 76,700 thousand of a performance guarantee to Primoris Renewable Energy, Inc., to guarantee the construction of power plants of the solar power business in USA.

22)	The Company has provided USD 54,000 thousand of a performance guarantee to PT. Cirebon Electro Power, for Cirebon coal-fired power plant operation and maintenance project in Indonesia.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

50.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions as of December 31, 2021 are as follows:

Commitments	Financial institutions	Currency	Credit limit	Used amount
	In millions of won and thousands of foreign currencies
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,815,500	208,018
Commitments on Bank-daylight overdraft	Nonghyup Bank	KRW	280,000	—
Limit amount available for CP	Hana Bank and others	KRW	1,050,000	1,050,000
Limit amount available for card	Hana Bank and others Banco de Oro	KRW PHP	47,404 5,000	5,529 3,000
Loan limit	Kookmin Bank and others DBS Bank Ltd and others	KRW USD	1,780,028 1,644,700	1,319,181 167,533
Certification of payment on payables from foreign country	Nonghyup Bank	USD	8,700	7,213
Certification of payment on L/C	Shinhan Bank and others	USD	1,019,834	463,355
	Shinhan Bank	JPY	707,337	—
	Hana Bank and others	EUR	48,122	41,262
Certification of Performance guarantee on contract	Seoul Guarantee Insurance and others	KRW	104,705	96,658
	First Abu Dhabi Bank and others	USD	947,707	682,903
	Korea Development Bank and others	JPY	620,000	620,000
	Hana Bank	EUR	3,965	3,965
	Shinhan Bank	INR	51,678	51,678
Certification of bidding	Hana Bank	USD	5,200	197
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	49,874	49,874
	Hana Bank and others	USD	331,072	286,388
	Hana Bank	SAR	6,508	6,508
	Hana Bank and others	MXN	21,597	20,027
Others	Nonghyup Bank and others	KRW	610,983	29,730
	Export-Import Bank of Korea and others	USD	2,625,372	1,842,173
	Standard Chartered	AED	50	50
Inclusive credit	Hana Bank	KRW	8,000	825
	Hana Bank and others	USD	135,078	15,633
Trade finance	Export-Import Bank of Korea and others	USD	850,000	149,328

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

50.	Contingencies and Commitments, Continued

(4)	As of December 31, 2021, blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

Guarantor	Creditor	Assets provided as security	Currency	Amount	Description
	In millions of won and thousands of foreign currencies
Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	275,600	Collateral for borrowings(*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	171,600	Collateral for borrowings(*2)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	327,080	Collateral for borrowings(*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Property, plant and equipment and others	KRW	110,500	Collateral for borrowings(*2)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	396,120	Collateral for borrowings(*2)
Gyeongju Wind Power Co., Ltd.	Shinhan Bank and others	Property, plant and equipment and others	KRW	68,400	Collateral for borrowings(*2)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Property, plant and equipment and others	KRW	293,400	Collateral for borrowings(*2)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	236,570	Collateral for borrowings(*1)
KST Electric Power Company, S.A.P.I. de C.V.	The Export—Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	401,277	Collateral for debt securities(*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	276,960	Collateral for borrowings(*2)
TS Energy No. 25 Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	521,281	Collateral for borrowings(*2)
Jeongam Wind Power Co., Ltd.	KDB Capital Corporation and others	Cash and cash equivalents and others	KRW	221,631	Collateral for borrowings(*2)

(*1)	Based on the credit limits of the respective loans.

(*2)	As of December 31, 2021, the Company has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.
The Company has ￦1,197
million of project loans from the Korea Energy Agency as of December 31, 2021. The Company has provided blank check as a repayment guarantee.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

50.	Contingencies and Commitments, Continued

(4)	As of December 31, 2021, blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows, continued:

(5)
The Company temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ￦68,674 million as of December 31, 2021, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ￦44 million and depreciation on the idle assets of ￦3,621 million are recorded in other expenses for the year ended December 31, 2021. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Company is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of December 31, 2021.

(6)
Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Company can exercise the property rights for the Company’s facility in the Gaeseong Industrial District as of December 31, 2021. The book value of facility is ￦14,451 million and the amount of trade receivables related to the companies residing in Gaeseong industrial complex is ￦2,911 million. The outcome of this event cannot be reasonably estimated as of December 31, 2021.

(7)
In connection with the electric power IT modernization project in Kerala, India, negotiations are underway due to disagreements in the contract regarding the existence and the scope of a warranty obligation. However, the Company has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of December 31, 2021.

(8)
To prevent the spread of COVID-19, a variety of prevention and control measures, including movement restrictions, are being implemented worldwide, and as a result, the global economy is being affected extensively. In addition, various forms of government policies are being announced to cope with COVID-19. The Company was unable to reasonably estimate the impact of COVID-19 and the impact of the government support policies on the Company’s consolidated financial statements as of December 31, 2021, and the resulting effects have not been reflected in the consolidated financial statements.

(9)
The Korea Institute of Energy Technology

(KENTECH) was established in April, 2020, in accordance with the “Basic plan for the establishment of KENTECH (July, 2019)”. By the special law to create KENTECH, the Company, government, and local government may contribute to the fund. The Company will decide whether to contribute to the fund on a board resolution after consulting with relevant organizations considering its financial situation by year.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

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
December 31, 2020 and 2021

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

(5)	Net cash outflows from the business combination for the years ended December 31, 2019 and 2020 are as follows:

Type		2019	2020
		In millions of won
Cash paid for the acquisition	￦	156,700	10,000
Less: Cash and cash equivalents received		(2,389)	—

	￦	154,311	10,000

(6)	Fees for legal service, due diligence and others relating to the business combination amounted to ￦ 24 million.
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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

52.	Subsequent Events

(1)
Subsequent to December 31, 2021, the Company and its subsidiaries including Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd. and Korea East-West Power Co., Ltd. issued corporate bonds for the purposes of repayment of existing debts and others as follows:

Company	Type	Issue date	Maturity	Interest rate	Amount
	In millions of won and thousands of USD
Korea Electric Power Corporation	#1117 Corporate bond	2022.01.04	2025.01.04	2.33%	KRW 150,000

	#1118 Corporate bond	2022.01.04	2027.01.04	2.53%	KRW 200,000
	#1119 Corporate bond	2022.01.06	2029.01.06	2.75%	KRW 200,000
	#1120 Corporate bond	2022.01.06	2032.01.06	2.83%	KRW 100,000
	#1121 Corporate bond	2022.01.10	2025.01.10	2.50%	KRW 270,000
	#1122 Corporate bond	2022.01.10	2029.01.10	2.83%	KRW 200,000
	#1123 Corporate bond	2022.01.12	2027.01.12	2.69%	KRW 280,000
	#1124 Corporate bond	2022.01.12	2032.01.12	2.90%	KRW 120,000
	#1125 Corporate bond	2022.01.19	2025.01.19	2.58%	KRW 160,000
	#1126 Corporate bond	2022.01.19	2029.01.19	2.92%	KRW 100,000
	#1127 Corporate bond	2022.01.25	2027.01.25	2.80%	KRW 150,000
	#1128 Corporate bond	2022.01.25	2032.01.25	2.98%	KRW 100,000
	#1129 Corporate bond	2022.01.27	2025.01.27	2.70%	KRW 190,000
	#1130 Corporate bond	2022.01.27	2029.01.27	2.99%	KRW 140,000
	#1131 Corporate bond	2022.02.04	2027.02.04	2.97%	KRW 190,000
	#1132 Corporate bond	2022.02.04	2032.02.04	3.05%	KRW 160,000
	#1133 Corporate bond	2022.02.08	2025.02.08	2.80%	KRW 150,000
	#1134 Corporate bond	2022.02.08	2029.02.08	3.10%	KRW 140,000
	#1135 Corporate bond	2022.02.10	2027.02.10	3.03%	KRW 300,000
	#1136 Corporate bond	2022.02.10	2032.02.10	3.17%	KRW 70,000
	#1137 Corporate bond	2022.02.14	2025.02.14	2.89%	KRW 200,000
	#1138 Corporate bond	2022.02.14	2029.02.14	3.19%	KRW 90,000
	#1139 Corporate bond	2022.02.18	2025.02.18	2.86%	KRW 180,000
	#1140 Corporate bond	2022.02.18	2027.02.18	3.08%	KRW 110,000
	#1141 Corporate bond	2022.02.22	2025.02.22	2.93%	KRW 160,000
	#1142 Corporate bond	2022.02.22	2027.02.22	3.15%	KRW 130,000
	#1143 Corporate bond	2022.02.25	2025.02.25	2.82%	KRW 120,000
	#1144 Corporate bond	2022.02.25	2027.02.25	3.09%	KRW 40,000
	#1145 Corporate bond	2022.03.02	2025.03.02	2.85%	KRW 150,000
	#1146 Corporate bond	2022.03.02	2027.03.02	3.12%	KRW 160,000
	#1147 Corporate bond	2022.03.04	2025.03.04	2.84%	KRW 190,000
	#1148 Corporate bond	2022.03.04	2027.03.04	3.12%	KRW 90,000
	#1149 Corporate bond	2022.03.04	2029.03.04	3.15%	KRW 20,000
	#1150 Corporate bond	2022.03.07	2025.03.07	2.82%	KRW 160,000
	#1151 Corporate bond	2022.03.07	2027.03.07	3.11%	KRW 90,000
	#1152 Corporate bond	2022.03.07	2029.03.07	3.15%	KRW 50,000
	#1153 Corporate bond	2022.03.10	2025.03.10	2.88%	KRW 170,000
	#1154 Corporate bond	2022.03.10	2027.03.10	3.10%	KRW 130,000
	#1155 Corporate bond	2022.03.16	2025.03.16	2.89%	KRW 210,000
	#1156 Corporate bond	2022.03.16	2027.03.16	3.10%	KRW 130,000
	#1157 Corporate bond	2022.03.18	2025.03.18	2.93%	KRW 180,000
	#1158 Corporate bond	2022.03.18	2027.03.18	3.09%	KRW 180,000
	#1159 Corporate bond	2022.03.24	2024.03.24	2.73%	KRW 160,000
	#1160 Corporate bond	2022.03.24	2027.03.24	3.29%	KRW 80,000
	#1161 Corporate bond	2022.03.28	2052.03.28	3.30%	KRW 130,000
	#1162 Corporate bond	2022.03.30	2024.03.30	3.01%	KRW 100,000
	#1163 Corporate bond	2022.03.30	2025.03.30	3.35%	KRW 60,000
	#1164 Corporate bond	2022.03.30	2027.03.30	3.49%	KRW 30,000
	#1165 Corporate bond	2022.04.01	2024.04.01	3.07%	KRW 150,000
	#1166 Corporate bond	2022.04.01	2025.04.01	3.45%	KRW 160,000
	#1167 Corporate bond	2022.04.01	2032.04.01	3.50%	KRW 10,000
	#1168 Corporate bond	2022.04.05	2024.04.05	3.19%	KRW 130,000
	#1169 Corporate bond	2022.04.05	2025.04.05	3.46%	KRW 70,000
	#1170 Corporate bond	2022.04.05	2027.04.05	3.61%	KRW 70,000
	#1171 Corporate bond	2022.04.07	2024.04.07	3.36%	KRW 100,000
	#1172 Corporate bond	2022.04.07	2025.04.07	3.58%	KRW 50,000
	#1173 Corporate bond	2022.04.07	2027.04.07	3.70%	KRW 20,000
	#1174 Corporate bond	2022.04.11	2024.04.11	3.65%	KRW 160,000
	#1175 Corporate bond	2022.04.11	2025.04.11	3.71%	KRW 40,000
	#1176 Corporate bond	2022.04.11	2027.04.11	3.84%	KRW 10,000
	#1177 Corporate bond	2022.04.15	2024.04.15	3.55%	KRW 230,000

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2020 and 2021

52.	Subsequent Events, Continued

(1)
Subsequent to December 31, 2021, the Company and its subsidiaries including Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd. and Korea East-West Power Co., Ltd. issued corporate bonds for the purposes of repayment of existing debts and others as follows, continued:

Company	Type	Issue date	Maturity	Interest rate	Amount
	In millions of won and thousands of USD
Korea Electric Power Corporation	#1178 Corporate bond	2022.04.15	2025.04.15	3.70%	KRW 60,000
	#1179 Corporate bond	2022.04.15	2027.04.15	3.72%	KRW 10,000
	#1180 Corporate bond	2022.04.19	2023.10.19	3.29%	KRW 230,000
	#1181 Corporate bond	2022.04.19	2025.04.19	3.70%	KRW 80,000
	#1182 Corporate bond	2022.04.21	2023.10.21	3.19%	KRW 200,000
	#1183 Corporate bond	2022.04.21	2025.04.21	3.71%	KRW 150,000
	#1184 Corporate bond	2022.04.21	2052.04.21	3.72%	KRW 100,000
	#1185 Corporate bond	2022.04.26	2024.04.26	3.30%	KRW 130,000
	#1186 Corporate bond	2022.04.26	2025.04.26	3.65%	KRW 130,000
	#1187 Corporate bond	2022.04.26	2027.04.26	3.77%	KRW 60,000
	#1188 Corporate bond	2022.04.28	2024.04.28	3.35%	KRW 210,000
	#1189 Corporate bond	2022.04.28	2025.04.28	3.70%	KRW 260,000
	#1190 Corporate bond	2022.04.28	2027.04.28	3.77%	KRW 30,000
Korea Hydro & Nuclear Power Co., Ltd.	#63-1 Corporate bond	2022.02.17	2027.02.17	2.81%	KRW 40,000
	#63-2 Corporate bond	2022.02.17	2042.02.17	3.04%	KRW 60,000
	#63-3 Corporate bond	2022.02.17	2052.02.17	2.97%	KRW 50,000
	#64-1 Corporate bond	2022.03.11	2042.03.11	3.10%	KRW 70,000
	#64-2 Corporate bond	2022.03.11	2052.03.11	3.02%	KRW 80,000
	#65-1 Corporate bond	2022.04.22	2027.04.22	3.68%	KRW 30,000
	#65-2 Corporate bond	2022.04.22	2042.04.22	3.84%	KRW 60,000
	#65-3 Corporate bond	2022.04.22	2052.04.22	3.72%	KRW 20,000
Korea South-East Power Co., Ltd.	Corporate bond	2022.03.28	2027.03.28	3.30%	KRW 10,000
	Corporate bond	2022.03.28	2052.03.28	3.13%	KRW 40,000
	Corporate bond	2022.03.28	2025.03.28	3.24%	KRW 90,000
Korea Midland Power Co., Ltd.	#65-1 non-guaranteedCorporate bond	2022.01.17	2032.01.17	2.85%	KRW 10,000
	#65-2 non-guaranteedCorporate bond	2022.01.17	2042.01.17	2.83%	KRW 10,000
	#66-1 non-guaranteedCorporate bond	2022.01.24	2025.01.24	2.83%	KRW 40,000
	#66-2 non-guaranteedCorporate bond	2022.01.24	2027.01.24	2.95%	KRW 30,000
	#66- 3 non-guaranteedCorporate bond	2022.01.24	2052.01.24	2.87%	KRW 50,000
	#67 non-guaranteedCorporate bond	2022.02.17	2052.02.17	3.01%	KRW 40,000
	#9 Foreign currencyCorporate bond	2022.04.21	2027.04.21	3.63%	USD 300,000
Korea Western Power Co., Ltd.	#51-1 Corporate bond	2022.01.25	2025.01.24	2.76%	KRW 50,000
	#51-2 Corporate bond	2022.01.25	2042.01.24	2.78%	KRW 20,000
	#52-1 Corporate bond	2022.03.28	2025.03.28	3.18%	KRW 90,000
	#52-2 Corporate bond	2022.03.28	2042.03.28	3.35%	KRW 30,000
	#52-3 Corporate bond	2022.03.28	2052.03.28	3.20%	KRW 10,000
Korea Southern Power Co., Ltd.	Corporate bond	2022.03.24	2025.03.24	3.13%	KRW 40,000
	Corporate bond	2022.03.24	2042.03.24	3.29%	KRW 60,000
	Corporate bond	2022.04.26	2025.04.26	3.63%	KRW 160,000
	Corporate bond	2022.04.26	2025.04.26	3.63%	KRW 10,000
	Corporate bond	2022.04.26	2052.04.26	3.60%	KRW 20,000
Korea East-West Power Co., Ltd.	Corporate bond	2022.04.22	2025.04.22	3.75%	KRW 60,000

(2)
The Company established the right of pledge on the shares of Jeju Hanlim Offshore Wind Co., Ltd. with other shareholders to procure project financing of Jeju Hanlim Offshore Wind Co., Ltd. which is a subsidiary of the Company on February 25, 2022.

(3)
The ongoing armed conflict between Russia and Ukraine in the territory of Ukraine, which started in February 2022, and relevant sanctions against Russia and Belarus imposed by the international community can impact not only sanctioned entities of Russia and Belarus but also the entities doing business directly or indirectly with Ukraine, Russia or Belarus and the entities exposed directly or indirectly to industries or economy of those countries. The Company has accounted for the event as a non-adjusting event after the reporting period. The Company is unable to make reasonable estimates of the future financial impact of the Ukraine-Russia conflict on the Company’s financial position or performance.