Form 20-F
period 2022-12-31
KOREA ELECTRIC POWER CORP
filed 2023-04-28
CIK 887225

As filed with the Securities and Exchange Commission on April 28, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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

Nayoung Kim, +82 61 345 4213, nayoung.kim@kepco.co.kr, +82 61 345 4299
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☑
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.    Yes  ☐    No  ☑
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).    Yes  ☐    No  ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
of the Exchange Act).    Yes  ☐    No  ☑

Auditor Name: Ernst & Young Han Young	Auditor Location: Seoul, Korea	Auditor Firm ID: 1437
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

CURRENCY TRANSLATIONS AND EXCHANGE RATES

In this annual report, unless otherwise indicated, all references to “Won,” “KRW” or “~~W~~” are to the currency of Korea, all references to “U.S. dollars,” “Dollars,” “USD”, “$” or “US$” are to the currency of the United States of America; all references to “Euro”, “€” or “EUR” are references to the currency of the European Union; all references to “Yen”, “¥” or “JPY” are references to the currency of Japan; all references to “A$” or

“AUD” are to the currency of Australia; all references to “HK$” or “HKD” are to the currency of Hong Kong; all references to “Fr.” or “CHF” are to the currency of Switzerland; all references to “kr” or “SEK” are to the currency of Sweden. Unless otherwise indicated, all translations from Won to U.S. dollars were made at Won 1,260.2 to US$1.00, which was the Noon Buying Rate of the Federal Reserve Board (the “Noon Buying Rate”) in effect as of December 31, 2022, which rates are available on the H.10 statistical release of the Federal Reserve Board. On April 7, 2023, the Noon Buying Rate was Won 1,319.1 to US$1.00. The exchange rate between the U.S. dollar and Korean Won may be highly volatile from time to time and no representation is made that the Won or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2018	1,112.9	1,099.3	1,141.7	1,054.6
2019	1,155.5	1,165.8	1,220.7	1,111.8
2020	1,086.1	1,180.6	1,267.3	1,081.9
2021	1,188.6	1,144.9	1,198.7	1,081.6
2022	1,260.2	1,291.8	1,440.5	1,187.0
October	1,424.6	1,426.1	1,440.3	1,402.3
November	1,316.8	1,361.8	1,424.0	1,316.8
December	1,260.2	1,293.6	1,322.2	1,260.2
2023 (through April 7)	1,319.1	1,279.3	1,324.5	1,220.3
January	1,232.0	1,243.1	1,272.2	1,227.3
February	1,323.5	1,275.4	1,323.5	1,220.3
March	1,303.8	1,306.0	1,324.5	1,278.9
April (through April 7)	1,319.1	1,315.9	1,319.1	1,310.1

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

Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be seriously harmed. Such risks fall primarily under the categories below:

Risks relating to KEPCO primarily include:

•	increases in fuel prices which may not be passed on to customers;

•	Governmental policies that may affect the industry or our operations;

•	capacity expansion plans based on projections of long-term supply and demand of electricity proving to be inadequate against actual supply and demand;

•	being subject to various environmental legislations, regulations and Government initiatives;

•	incurrence of additional indebtedness;

•	the movement of Won against other currencies;

•	risks associated with new business strategies and overseas expansion opportunities;

•	an increase in electricity generated by and/or sourced from independent power producers eroding our market position;

•	labor unrest and increases in labor cost;

•	risks associated with the operation of nuclear power generation facilities;

•	difficulties in the construction and operation of our facilities due to opposition from civic groups and uncertainties in maintaining permits and licenses;

•	risk management policies and procedures failing to be effective, including but not limited to failing to prevent losses in our debt and foreign currency positions;

•	limited amount and scope of insurance coverage;

•	inability to raise share capital without the Government’s participation;

•	claims by current or previous employees for unpaid wages;

•	cyberattacks;

•	Russia-related dealings; and

•	the effects of COVID-19.

Risks relating to Korea and Global Economy primarily include:

•	unfavorable financial and economic conditions in Korea;

•	tensions with North Korea;

•	being subject to Korean corporate governance and disclosure standards; and

•	risks associated with enforcing a foreign judgment against us.

Risks relating to Our American Depositary Shares (ADSs) primarily include:

•	restrictions on withdrawal and deposit of common shares under the depositary facility;

•	ownership of our shares being restricted under Korean law;

•	no preemptive rights in certain circumstances;

•	being affected by the volatility of the Korean securities market;

•	dividend payments being affected by fluctuations in the exchange rate; and

•	restriction on the depositary bank from converting and remitting dividends under emergency circumstances.

Risks Relating to KEPCO

Increases in fuel prices may adversely affect our results of operations and profitability as we may not be able to pass on the increased cost to customers at a sufficient level or on a timely basis.

In 2022, fuel costs constituted 34.4% of our cost of sales, and the ratio of fuel costs to our sales was 49.1%. Our generation subsidiaries purchase substantially all of the fuel that they use (except for anthracite coal) from suppliers outside Korea at prices determined in part by prevailing market prices in currencies other than Won. For example, most of the bituminous coal requirements (which accounted for approximately 39.8% of our fuel requirements in 2022 in terms of electricity output) are imported principally from Australia, Indonesia, Russia and, to a lesser extent, South Africa and others, which accounted for approximately 30.9%, 26.7%, 19.9%, 8.5% and 14.0%, respectively, of the annual bituminous coal requirements of our generation subsidiaries in 2022. Approximately 91.8% of the bituminous coal requirements of our generation subsidiaries in 2022 were purchased under long-term contracts and the remaining 8.2% from the spot market. Pursuant to the terms of our long-term supply contracts, prices are adjusted periodically based on prevailing market conditions. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited duration. See Item 4.B. “Business Overview—Fuel Sources and Requirements.”

The prices of our main fuel types, namely, bituminous coal, oil and liquefied natural gas, or LNG, fluctuate, sometimes significantly, in tandem with their international market prices. For example, the average weekly spot price of “free on board” Newcastle coal 5500 NAR (Net As Received) published on Korea Mineral Resource Information Service by Korea Mine Rehabilitation and Mineral Resources Corporation increased from US$84.77 per ton in 2021 to US$179.13 per ton in 2022 and decreased to US$123.26 per ton as of April 7, 2023. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg

Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil increased from US$69.01 per barrel in 2021 to US$97.03 per barrel in 2022 and decreased to US$85.25 per barrel as of April 7, 2023. Furthermore, because the prices of LNG are dependent on the price of crude oil, an increase in such fuel prices can result in an increase in the prices of LNG, which, in turn, affect the cost of purchasing electricity from independent power producers. We cannot assure you that fuel prices will remain stable or will not significantly increase in the remainder of 2023 or thereafter. In addition, following the International Maritime Organization’s regulation referred to as IMO 2020 that regulates sulfur content of ships’ fuel oil, IMO 2023 was mandated from January 1, 2023. IMO 2023 regulates energy efficiency and carbon emissions of ships by setting specific indices that all ships are required to comply with. While we have seen mixed reactions in the market, there is a likelihood that installation of energy saving devices or modification of ships to improve their carbon emissions level may increase as the regulation strengthens. Such trends may significantly increase the operating cost of the shipping lines and the increased costs are expected to be passed onto customers like us via higher freight rates. If fuel prices increase substantially in the future within a short span of time, our generation subsidiaries may be unable to secure adequate fuel supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers may cause our generation subsidiaries to purchase fuel on the spot market at prices higher than the prices available under existing supply contracts, which would result in an increase in fuel costs.

As of January 1, 2021, we implemented a new cost pass-through tariff system to reinforce the correlation between the costs we incur and the tariff we charge to our customers and to enhance transparency by separately billing fuel costs and climate/environment related costs. Previously, the electricity tariff consisted of two main components: (i) the base charge (the “Base Charge”) and (ii) the usage charge (the “Usage Charge”) based on the amount of electricity consumed by end-users. Under the new tariff system, there are new components to the tariff called the fuel cost adjusted charge (the “Fuel Cost Adjusted Charge”) and the climate/environment related charge (the “Climate/Environment Related Charge”). In principle, the Fuel Cost Adjusted Charge is calculated on a quarterly basis and the formula for calculating the amount of the Fuel Cost Adjusted Charge is multiplying (i) the unit price of the Fuel Cost Adjusted Charge (the “Unit Price of the Fuel Cost Adjusted Charge”), which is the difference between a base fuel cost (the “Base Fuel Cost”) and an actual fuel cost (the “Actual Fuel Cost”) and (ii) the amount of electricity consumed. The Base Fuel Cost is the past twelve-month average fuel price of bituminous coal, LNG and Bunker C oil as posted by the Korea Customs Service. The twelve-month average fuel price is measured by taking the average of monthly fuel prices from twelve months in between thirteen and one month prior to the time a new Base Fuel Cost becomes effective. To illustrate, the Base Fuel Cost effective from 2023 is the average of the fuel prices from December 2021 to November 2022. The Base Fuel Cost can be adjusted upon the revision of the electricity tariff as a whole as described in the penultimate paragraph of this risk factor. On the other hand, the Actual Fuel Cost is the past three-month average fuel price of the same fuels we use to measure the Base Fuel Cost. The past three-month average fuel price is measured by taking the average of monthly fuel prices from three months in between four and one month prior to the time the Fuel Cost Adjusted Charge is updated. To illustrate, for the first quarter of 2023, we used the fuel costs for September, October and November 2022 to calculate the three-month average fuel price.

The quarterly-adjusted Fuel Cost Adjusted Charge has built-in limits in view of price stability and other public policy considerations. First, there is a limit on any change in the Unit Price of the Fuel Cost Adjusted Charge to be no less than Won ±1 per kilowatt-hour. In other words, any change less than Won ±1 per kilowatt-hour will not be reflected. However, such limit does not apply if it is the first quarter during which the Base Fuel Cost has been newly updated. Separately, the Won ±3 per kilowatt-hour limit that previously existed to limit any change in the Unit Price of Fuel Cost Adjusted Charge to be no greater than Won ±3 per kilowatt-hour as compared to the preceding quarter was repealed since the third quarter of 2022 on account of high volatility in recent global fuel prices. Second, the Unit Price of the Fuel Cost Adjusted Charge that exceeds Won ±5 per kilowatt-hour will not be reflected. In other words, the maximum adjustment that can be incorporated to the Unit Price of the Fuel Cost Adjusted Charge is equal to Won ±5 per kilowatt-hour from the Base Fuel Cost that is in effect. For example, in the second quarter of 2023, the Unit Price of the Fuel Cost Adjusted Charge was Won 6.8 per kilowatt-hour, meaning the Actual Fuel Cost was higher than the Base Fuel Cost by Won 6.8 per kilowatt-

hour, but after being subjected to the limit of Won ±5 per kilowatt-hour, the Unit Price of the Fuel Cost Adjusted Charge came out to be Won 5.0 per kilowatt-hour.

However, our ability to pass on fuel and other cost increases to our customers may be limited due to the regulation of the Government on the rates we charge for the electricity we sell to our customers. In addition to the built-in limits described in the preceding paragraph, the new tariff system gives discretion to the Government to not wholly or partially adjust the quarterly Fuel Cost Adjusted Charge in case of extenuating circumstances, as determined by the Government. For example, in the second and third quarter of 2021, although the Unit Price of the Fuel Cost Adjusted Charge was Won –0.2 and Won 0.0 per kilowatt-hour respectively, the Government notified us to keep it at the same Won –3.0 per kilowatt-hour as the first quarter of 2021. In the fourth quarter of 2021, we increased the Unit Price of the Fuel Cost Adjusted Charge to Won 0.0 per kilowatt-hour. In the first and second quarters of 2022, although the Unit Price of the Fuel Cost Adjusted Charge as calculated should have been Won 3.0 per kilowatt-hour as the quarterly limit of Won ±3 per kilowatt-hour had existed back then, the Government notified us to keep it at the same Won 0.0 per kilowatt-hour as the fourth quarter of 2021. The Government cited different policy reasons for withholding the application of the quarterly Fuel Cost Adjusted Charge in the past but one of the more consistent reasons has been alleviating the hardship caused by the prolonged economic effects of COVID-19 pandemic. As the quarterly limit of Won ±3 per kilowatt-hour was repealed in the third quarter of 2022 and with the approval by the Government, we ultimately increased the Unit Price of the Fuel Cost Adjusted Charge to Won 5.0 per kilowatt-hour in the third quarter of 2022, which was the maximum amount allowed in 2022 under the Won ±5 per kilowatt-hour limit. From then to the second quarter of 2023, the Unit Price of the Fuel Cost Adjusted Charge has been kept at Won 5.0 per kilowatt-hour.

Also, because the Fuel Cost Adjusted Charge takes into account the fuel prices posted by Korea Customs Service, there may still be a mismatch in value between the actual prices the domestic generation companies pay for their fuels in the open market and the adjustment that can be made through the Fuel Cost Adjusted Charge. The domestic generation companies include not only our generation subsidiaries but also independent power producers that are not affiliated with us and we do not have access to fuel costs incurred by the independent power producers. As such, we use fuel prices posted by Korea Customs Service, which are easily accessible to our customers, for calculating the Fuel Cost Adjusted Charge.

Due to the likelihood of the Actual Fuel Cost being substantially over the built-in limits of the new tariff system and the Government’s discretion not to wholly or partially adjust the quarterly Fuel Cost Adjusted Charge in case of extenuating circumstances, there may be certain portions of the fuel costs that cannot be charged to our customers, even though those portions should have been included in the Fuel Cost Adjusted Charge. In such cases, we may accumulate such portions and reflect them in what is called the total comprehensive cost (the “Total Comprehensive Cost”), which is a variable we use to calculate the Base Charge and the Usage Charge of the tariff. The Total Comprehensive Cost, submitted yearly to the Government for its review by us, is calculated using the relevant costs according to our settled accounts from the previous year and the proposed budget for the upcoming year. Under the Total Comprehensive Cost approach, the Base Charge and the Usage Charge are established at levels that would enable us to recover fair operating costs as well as fair investment return on the capital used in our operations. For further information on fair operating costs and fair investment return, please see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.” The Base Charge and the Usage Charge that are derived from the Total Comprehensive Cost need to be approved by the Government before they can be revised. The Government may, from time to time, consider different policy objectives to regulate the time and magnitude of such revision of the Base Charge and the Usage Charge of the electricity tariff. Therefore, changes in the fuel costs may not be timely or fully reflected even through the Usage Charge of the tariff where they would typically be reflected. Recently, to reflect the rise in the Base Fuel Cost, the Usage Charge needed to increase by Won 9.8 per kilowatt-hour from January 2022. With the approval by the Government, we increased the Usage Charge by Won 4.9 per kilowatt-hour on April 1, 2022 and October 1, 2022 respectively, which resulted in a total increase of Won 9.8 per kilowatt-hour. Such increases were spread out into two rounds to relieve people’s hardship including the prolonged effects of COVID-19 pandemic. In addition, in October 2022, we increased the Usage Charge of the tariff by Won 7.0 to Won 11.7 per kilowatt-hour on industrial and commercial consumers and by Won 2.5 per kilowatt-hour on all other consumers, reflecting additional accumulated fuel cost rises. In January 2023, with the approval by the Government, we increased the Usage Charge by Won 11.4 per kilowatt-hour to reflect a portion of the increase in the Base Fuel Cost. The Government announced in its economic policy direction statement for 2023 that it will work towards normalizing the tariff in stages so that our cumulative deficit is resolved by 2026. However, there is no assurance on whether such announcement will be realized or how long it will take to be realized.

Overall, despite the new tariff system, we may not be able to adjust our tariff in accordance with such system due to the reasons we described in this risk factor. In addition, if fuel prices increase rapidly and substantially and the current level of electricity tariff is not increased to a level sufficient to offset the impact of high fuel prices or not adjusted responsive to fuel price movements, our profit margins will be adversely affected and/or we can even have operating and/or net losses, and our business, financial condition, results of operations and cash flows may be adversely affected. For example, as the fuel prices have increased rapidly in the last several years, we have experienced substantial operating and net losses and may continue to experience them if the electricity tariff is not increased to a level sufficient to cover such increase in fuel prices. For instance, in 2022, we incurred operating and net losses of Won 32,241 billion and Won 24,429 billion respectively due to a rise in fuel prices among other reasons.

The Government may adopt policy measures to substantially restructure the Korean electric power industry or our operational structure, which may have a material adverse effect on our business, operations and profitability.

From time to time, the Government considers various policy initiatives to foster efficiency in the Korean electric power industry and at times have adopted policy measures that have substantially modified our business and operations. For example, in January 1999, with the aim of introducing greater competition in the Korean electric power industry and thereby improving its efficiency, the Government announced a restructuring plan for the Korean electric power industry, or the Restructuring Plan. For a detailed description of the Restructuring Plan, see Item 4.B. “Business Overview—Restructuring of the Electric Power Industry in Korea.” As part of this initiative, in April 2001 the Government established the Korea Power Exchange to enable the sale and purchase of electricity through a competitive bidding process, established the Korea Electricity Commission to ensure fair competition in the Korean electric power industry, and, in order to promote competition in electricity generation, split off our electricity generation business to form one nuclear generation company and five non-nuclear generation companies, in each case, to be wholly owned by us. In 2002, the Government introduced a plan to privatize one of our five non-nuclear generation subsidiaries, but this plan was suspended indefinitely in 2004 due to prevailing market conditions and other policy considerations.

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

Previously, there have been several adjustments to the existing tariff rates for certain consumers in order to ease the burden of electricity tariff on them. But these adjustments may be independent from fuel price movements and our business, results of operations, financial condition and profitability may suffer as a result. For example, effective on January 1, 2017, the progressive rate structure applicable to the residential sector, which applies a gradient of increasing tariff rates for heavier electricity usage, was changed from a six-tiered structure with the highest rate being no more than 11.7 times the lowest rate (which gradient system has been in place since 2005) into a three-tiered structure with the highest rate being no more than three times the lowest rate, in order to reflect the changes in the pattern of electricity consumption and reduce the electricity charges payable by consumers. Additionally, a new tariff structure was implemented to encourage energy saving by offering rate discounts to residential consumers that voluntarily reduce electricity consumption while charging special high rates to residential consumers with heavy electricity consumption during peak usage periods in the summer and the winter. Further, during July and August 2018, the residential electricity charges were reduced by temporarily relaxing the application of the then tariff structure and offering higher rate discounts to economically or otherwise disadvantaged customers to ease the burden on households that have significantly increased their use of air conditioners during a heatwave. Subsequently, a joint task force team, consisting of industry experts, scholars and Government officials, was formed, which announced a proposal for amending the tariff structure aimed to lower electricity rates for households during the summer. As a result, in July 2019, the residential electricity tariff rate system was amended to expand the usage ceiling for the first two tiers of rates (from 200 kilowatts to 300 kilowatts for the first tier and from 400 kilowatts to 450 kilowatts for the second tier) applied during July and August each year. With the implementation of the new tariff system as of September 1, 2021, the residents were given a new benefit to opt for a new schedule of residential tariff, which is an option we have already been providing to our industrial and commercial customers. The new schedule is called a seasonal and hourly tariff and it allows residents to be charged under a monthly Base Charge plus increments depending on time, day and season. Each household may also choose to stay under the current tariff schedule which in contrast is a progressive schedule with seasonal adjustments. Our plan is to provide this option to households in Jeju Province in Korea first as many of these households are equipped with the Advanced Metering Infrastructure (“AMI”) already and review rolling it out to the rest of the country depending on the penetration rate of the AMI in each region.

On the other hand, there are also policy measures that have been repealed. For example, the rate discounts offered to residential consumers who voluntarily reduced electricity consumption and those offered to traditional wet markets were abolished in December 2019. The rate discounts for electric vehicles have been terminated in June 2022 and the rate discounts for households that use less than 200 kilowatt-hours were phased out to 50% in July 2021 and was terminated in July 2022. We also discontinued the 50% discount offered for customers who installed a renewable energy generator for their own industrial and general uses in 2020 while only maintaining it for customers who are unable to sell their electricity in the market because of their small generation capacities (less than 10 kilowatts). The discount for such customers is planned to be discontinued in 2023. Despite these, there can be no assurance that the current and future adjustments in electricity tariff rates and rate discounts will not have an adverse impact on our business, results of operations, financial condition and profitability. See Item 4.B. “Business Overview—Sales and Customers—Electricity Rates” for more information on electricity tariff charged to our consumers.

Our capacity expansion plans, which are principally based on projections on long-term supply and demand of electricity in Korea, may prove to be inadequate.

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity and transmission infrastructure based on the Basic Plan Relating to the Long-Term Supply and Demand of Electricity, or the Basic Plan, which is generally revised and announced every two years by the Government. In January 2023, the Government announced the Tenth Basic Plan which is effective for the period from 2023 to 2036. The Tenth Basic Plan focuses on (i) establishing practical and balanced mixture of power sources and (ii) optimizing nuclear power sources while minimizing coal-fired power sources and developing eco-friendly power sources. The Tenth Basic Plan includes the following specific measures: (i) construction of nuclear power plants, Shin-Hanul #3 and 4, would resume and operation of ten other nuclear generation units including Kori #2 may continue beyond their original retirement dates in or before 2030 subject to KHNP’s intention and only upon the Nuclear Safety and Security Commission (“NSSC”)’s approval following a satisfactory safety evaluation; as a result, nuclear generation capacities will increase from 26.1 gigawatts in 2023 to 31.7 gigawatts by 2036, (ii) 28 decrepit coal-fired power plants with total capacity of 14.1 gigawatts will be retired and converted into using LNG instead, decreasing coal generation capacities from 40.2 gigawatts in 2023 to 27.1 gigawatts by 2036 and expanding LNG generation capacities from 43.5 gigawatts in 2023 to 64.6 gigawatts by 2036 as a consequence, (iii) domestic renewable energy generation capacity is projected to expand from 32.8 gigawatts in 2023 to 108.3 gigawatts by 2036, and (iv) carbon-free power sources such as hydrogen-LNG and ammonia-coal blended combustion will be utilized to achieve 2050 carbon neutrality. The introduction of such carbon-free power sources can minimize stranded assets, i.e., assets that have become obsolete or non-performing, by recycling existing coal-fired power plants and system facilities connected thereto. Hydrogen and ammonia-blended power generation is expected to reach 47.4 terawatt-hour in 2036, accounting for 7.1% of the total annual power generation.

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

The Ministry of Trade, Industry and Energy is currently preparing the Fourth Basic National Energy Plan to be announced in 2024. The Government inaugurated in May 2022 announced the draft direction of the new Government’s energy policy in July 2022 that set the following five fundamental basis for the Fourth Basic National Energy Plan: first, redefining a feasible and rational energy mix; second, establishing strong resource and energy security; third, improving efficiency of energy demand and restructuring the energy market based on market principles; fourth, promoting the development and export of new energy businesses; and finally, strengthening energy welfare and the applicability of relevant policies. Through this policy direction, we expect to promote balanced development in nuclear power, renewable energy, and hydrogen energy nationwide, which will decrease the proportion of energy generated from fossil fuels.

However, we cannot assure that the Tenth Basic Plan, the Third and Fourth Basic National Energy Plans, or their respective successor plans will successfully achieve their intended goals, the foremost of which is to ensure, through carefully calibrated capacity expansion and other means, balanced overall electricity supply and demand in Korea to end users while promoting efficiency and environmental friendliness in the consumption and production of electricity. If there is significant variance between the projected electricity supply and demand considered in planning our capacity expansions and the actual electricity supply and demand, or if these plans otherwise fail to meet their intended goals or have other unintended consequences, this may result in inefficient use of our working capital, and undue financing costs on the part of us and our generation subsidiaries, among others, which may have a material adverse effect on our results of operations, financial condition and cash flows.

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

Although the Government makes significant efforts to encourage conservation of electricity, including through demand management programs, there is no assurance that such efforts will have the desired effect of substantially reducing the demand for electricity or improving efficient use thereof. See Item 4.B. “Business Overview—Sales and Customers.”

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

¡

In connection with the Climate Change Response Initiatives and the 2030 National Greenhouse Gas Reduction Roadmap announced by the Government in December 2016, the Government subsequently announced the Long-term Low Greenhouse Gas Emission Development Strategies, which presents a long-term vision and national strategy for achieving carbon neutrality in 2050, and the Nationally Determined Contributions (“NDC”), which sets forth the greenhouse gas reduction targets by 2030. According to the Enforcement Decree of the Framework Act on Carbon Neutrality and Green Growth to Cope with Climate Crisis established in March 2022 and the latest figures of NDC announced by the Government in October 2021, the national target emission level in 2030 was 436.6 million tons and represents 40% reduction as compared to 2018. The target emission level for the Transformation sector (electricity and heating) as a whole which we are the part of was 149.9 million tons and represents 44.4% reduction as compared to 2018. Following the National Basic Plan for Carbon Neutrality & Green Growth established in April 2023, the Government has mandated annual sector-specific greenhouse gas reduction targets for the next 20 years from 2023 to 2042 and measures to achieve such targets to be formulated and implemented every five years. In terms of the NDC, the national target emission level remained unchanged but the latest target emission level in 2030 of the Transformation sector increased to 145.9 million tons, which represents 45.9% reduction compared to 2018. We cannot assure you that the reduction target will not be further raised in the future.

¡

Adhering to such emission and greenhouse gas reduction requirement may result in significant additional compliance costs. For example, the daily market price of the Korean Allowance Units (KAU), one of the categories of allowance traded on the Korea Exchange and allocated to applicable companies by the Government, was Won 8,640 per ton in early 2015, and the price has increased continuously thereafter, reaching its peak price at Won 42,500 per ton on April 2, 2020. Since then, the price has decreased and, as of the March 31, 2023, the price has been formed around Won 14,650 per ton. We cannot predict how the price of the KAUs will fluctuate over time, and such volatility may adversely affect our results of operation, financial condition and cash flows.

•

Obligatory and Voluntary Regulation of Coal-Fired Generation Units. As a measure to address the high level of particulate matter pollution, in October 2018, the Government introduced a pilot regulation to lower the output of 35 coal-fired generation units to approximately 80% of their capacity that emit more than a certain amount of particulate matter. The regulation was formally implemented in January 2019, targeting 40 coal-fired power plants with high emissions of particulate matter. From March to June 2019, the scope expanded to cover 60 units in total. From November 2019, the Government pursued a reduction of coal-fired generation units in order to implement the Special Measures to Respond to the High Concentration Period (December to March) of Particulate Matter. We plan to continue to participate in the effort to reduce the particulate matter emissions from coal-fired generation units, not only during the winter but also during the spring. For example, from December 2022 to March 2023, up to 9 coal-fired generation units were shut down, with a maximum of 36 coal-fired generation units subject to a cap of 80% on the output within the remaining reserve capacity range. Additionally, the Government adjusted the schedule to close down two decrepit coal-fired generation units (Boryeong #1 and #2), which were shut down in December 2020. Also, other coal-fired generation units, Samcheonpo #1 and #2 were shut down in May 2021 and Honam #1 and #2 units in December 2021. According to the Tenth Basic Plan announced in January 2023, the total coal-fired power plant capacity in 2036 will decrease to 27.1 gigawatts from 40.2 gigawatts in 2023, and its percentage of total power generation capacity will decrease to 11.3% in 2036 from 27.1% in 2023. In 2021 and 2022, our generation subsidiaries introduced a voluntary regulation to lower the output of coal-fired generation units, suspending the operations and imposing a cap of 80% on the output of some coal-fired generation units. While such measures may be subject to change, we expect to incur significant costs of complying with such measures, including in connection with more stringent particulate matter pollution regulations, retrofitting and overall replacement of environmental facilities.

•

Coal and LNG Consumption Taxes. In January 2014, largely based on policy considerations of tax equity among different fuel types as well as environmental concerns, the Ministry of Economy and Finance announced that, effective July 1, 2014, consumption tax will apply to bituminous coal, which previously was not subject to consumption tax unlike other fuel types such as LNG or bunker oil. Pursuant to the amended Individual Consumption Tax Act effective as of April 1, 2019, which involved an increase of the unit tax rate for coal by Won 10 per kilogram across the board, the base tax rate (which is subject to certain adjustments) is Won 46 per kilogram for bituminous coal; however, due to concerns on the potential adverse effect on industrial activities, the applicable tax rate is applied differently based on the net heat generation amount. The currently applicable tax rate for bituminous coal is Won 43 per kilogram for net heat generation of less than 5,000 kilocalories, Won 46 per kilogram for net heat generation of 5,000 to 5,500 kilocalories and Won 49 per kilogram for net heat generation of 5,500 kilocalories or more. In contrast, the consumption tax and surcharge on importation of LNG decreased by Won 48 and Won 20.4 per kilogram, respectively, which came into effect in April 2019. The currently applicable consumption tax rate and surcharge on importation of LNG are Won 12 and Won 3.8 per kilogram, respectively. However, following rapid increases in the price of LNG and bituminous coal, in order to mitigate the adverse impact of price increases in the global energy market and manage the inflation rate, the applicable individual consumption tax rates for coal and LNG have been temporarily decreased. From August 2022 to June 2023, the relevant individual consumption tax rate for coal and LNG decreased by 15%. The individual consumption tax rate for LNG decreased from Won 12 per kilogram to Won 10.2 per kilogram, and the individual consumption tax rate for bituminous coal for net heat generation of 5,000 to 5,500 kilocalories decreased from Won 46 per kilogram to Won 39.1 per kilogram (for net heat generation of less than 5,000 kilocalories, the rate decreased from Won 43 per kilogram to Won 36.5 per kilogram, and for net heat generation of 5,500 kilocalories or more, the rate decreased from Won 49 per kilogram to Won 41.6 per kilogram). Notwithstanding the recent trend, we expect any future increase in tax rates may adversely affect our overall fuel costs and power purchase cost.

•

Renewable Portfolio Standard. Under this program, each of our generation subsidiaries is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy or, in case of a shortfall, purchase a corresponding amount of a Renewable Energy Certificate (a form of renewable energy credit) from other generation companies whose renewable energy generation surpass such percentage. The target percentage was 6.0% in 2019, 7.0% in 2020, 9.0% in 2021 and 12.5% in 2022. In 2021, all six of our generation subsidiaries met the target through renewable energy generation and/or the purchase of a Renewable Energy Certificate. Compliance by our generation subsidiaries of the 2022 target is currently under evaluation, and if any generation subsidiary is found to have failed to meet the target for 2022 or for subsequent years, such generation subsidiary may become subject to fines. From October 2021, an amendment to the Act on the Promotion of the Development, Use, and Diffusion of New and Renewable Energy raised the upper limit of the target percentage even higher to 25% from the previous threshold of 10%. The Enforcement Decree of the Act on the Promotion of the Development, Use, and Diffusion of New and Renewable Energy was amended and became effective on January 4, 2022 to gradually increase the annual upper limit of target percentage to 14.5% in 2023, 17.0% in 2024, 20.5% in 2025 in order to raise the upper limit of target percentage to 25% in 2026. However, as the Tenth Basic Plan decreased the target percentage of domestic renewable energy generation from 30.2% to 21.6% in 2030, on January 13, 2023, an amended bill to the Enforcement Decree has been introduced, proposing to change the target rate for 2023 to 13.0%, for 2024 to 13.5%, for 2025 to 14.0% in order to raise the upper limit of target percentage to 25% after 2030. Even though the recent amendment will delay the target dates, the proposed target percentages may result in additional expenses for our generation subsidiaries.

	2023	2024	2025	2026	2027
Target Percentage under Renewable Portfolio Standard	13.0%	13.5%	14.0%	15.0%	17.0%

•

Renewable Energy Expansion Plan. In December 2017, the Ministry of Trade, Industry and Energy announced the Renewable Energy 3020 Plan, an initiative to increase the generation and use of renewable energy on a nationwide basis. According to the plan, the Government planned to increase the required percentage of total electricity to be generated from renewable energy sources from 7% in 2016 to 20% by 2030 and the domestic renewable energy generation capacity to 72.7 gigawatts by 2030 through the expansion of solar and wind power generation capacities to 46.5 gigawatts and 19.3 gigawatts, respectively. According to the Tenth Basic Plan announced in January 2023, the Government has set national targets of 108.3 gigawatts in renewable energy generation capacity in 2036, with the goal of increasing the percentage of total electricity to be generated from renewable energy sources to 30.6% by 2036.

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

•

Environmental and safety considerations in electricity supply and demand planning. In March 2017, the Electric Utility Act was amended to the effect that starting in June 2017, future national planning for electricity supply and demand in Korea should consider the environmental and safety impacts of such planning. Accordingly, the costs related to environmental and safety impacts, such as the desulfurization costs, have been reflected in the variable cost of generating electricity of each generation unit since August 2019. In December 2019, the Regulation on the Operation of the Electricity Market was revised to reflect the cost of trading greenhouse gas emission allowances in the variable cost of generating electricity of each generation unit and the revision was implemented in January 2022.

•

Renewable Energy 100. In line with the spread of Renewable Energy 100 (“RE100”), a global campaign by companies around the world to cover 100% of their electricity use with renewable energy by 2050, the Government introduced its own version of RE100 that allows companies and other consumers to choose energy sources from which their electricity is generated. In order for a domestic company to participate in RE100, it may purchase renewable energy through us in a competitive bidding process and be issued with a certificate of use of renewable energy, which we refer to as the Green Premium system, or enter into a power purchase agreement (“PPA”) either with a renewable energy generator through us as an intermediary (“third-party PPA”) or with a renewable energy generator directly such that the generator will supply electricity to the company without going through the existing electricity market (“direct PPA”). The relevant legislation for the direct PPA was enacted in the National Assembly in March 2021 and has been in force since October 2021. The Ministry of Trade, Industry and Energy finalized and announced detailed guideline for direct PPA in September 2022. As of March 31, 2023, there are four third-party PPA of total contracted capacity of 9.5 megawatts and one direct-PPA of total contracted capacity of 2.3 megawatts, which are effective under the related law and guideline. If there is an expansion in the use of direct PPA, it may adversely affect our market share in electricity sales.

•

2050 Carbon-Neutrality Declaration. In response to the Paris Agreement and the United Nations Framework Convention on Climate Change (“UNFCCC”)’s goal to comprehensively replace fossil fuels and achieve global net-zero emission by 2050, the Korean national assembly has passed a non-binding resolution on September 24, 2020 to establish a special committee on climate change and urge the Government to meet its 2030 carbon reduction goal and bolster its efforts to achieve carbon neutrality by 2050. On November 27, 2020, the Government officially announced the Government’s commitment to implement policies in all areas of the industry to achieve Korea’s carbon neutrality by 2050. On

December 10, 2020, the Government followed up with broad 2050 carbon neutrality development strategies. In May 2021, the Government launched a carbon neutrality committee which issued a preliminary draft of the carbon neutrality scenario in August 2021. After going through the process of collecting opinions from the consultative bodies in various sectors and citizen participation groups, the committee deliberated and finalized the 2050 carbon neutrality scenarios in October 2021. According to the two scenarios that have been finalized, both them will aim to achieve net-zero domestic carbon dioxide emissions by 2050. Scenario A will completely suspend thermal power generation, while scenario B will actively utilize technologies such as carbon capture, utilization and storage (“CCUS”) while allowing some thermal power generation to continue. If any specific regulation or policy affecting our business is announced or implemented, we may experience an increased regulatory scrutiny over carbon dioxide emission from our electricity generation activities and related projects overseas. We and our generation subsidiaries announced the 2050 Carbon-Neutrality Vision in November 2021 and will further invest in various renewable energy power generation projects, new business opportunities and core technology development with a goal of entirely replacing domestic coal power generation by 2050. In the process of pursuing such, our business strategy and investment plan may change from time to time and it may result in additional costs to us, including, among other things, increased production costs, additional taxes, reduced emission allowances or additional restrictions on production or operations, particularly as they may relate to our power generation business. In addition, the achievement of carbon neutrality by 2050 may be delayed or made impossible due to unexpected changes in policies or power market conditions including a major shift in the supply and demand of electricity.

•

Hydrogen Energy Related Legislations. Following the amendment to the Hydrogen Economy Promotion and Hydrogen Safety Management Act in June 2022 and its Enforcement Decree in December 2022, the Minister of Trade, Industry and Energy has designated KEPCO and other entities under Community Energy System as the buyers of hydrogen-generated electricity. We will be required to enter into contract with a hydrogen-generation business entity who is selected as the contractor after competitive bidding process. The bidding market is comprised of the general hydrogen market and the clean hydrogen power generation market, as categorized based on the type of fuel used. In consideration of the current ecosystem in which fuel cells are used, the general hydrogen power generation market is open to all kinds of hydrogen plants including plants using extracted or by-product hydrogen. On the other hand, the clean hydrogen power generation market is a market where only generators using clean hydrogen plants can participate. Clean hydrogen is categorized into carbon-free hydrogen, low-carbon hydrogen, and low-carbon hydrogen compounds (including ammonia) according to greenhouse gas emissions in the production and import procedure of hydrogen. The system for certifying clean hydrogen plants will be put in place based on criteria, such as the amount of carbon dioxide emissions, set by relevant enforcement ordinances. The bidding market commences two years earlier in the general hydrogen market and three years earlier in the clean hydrogen market than the actual commercial operation of plants and purchase of power generated. In March 2023 but prior to an official announcement, the Government notified the bidding volume for the period from 2023 to 2025 in accordance with the Tenth Basic Plan, as shown in the table below.

	Year of bidding market commencement
	2023		2024		2025
	Year of commercial operation commencement	Volume (GWh)	Year of commercial operation commencement	Volume (GWh)	Year of commercial operation commencement	Volume (GWh)
General hydrogen market	2025	1,300	2026	1,300	2027	1,300
Clean hydrogen market	—	—	2027	3,500	2028	3,000

The amount of hydrogen-generated electricity to be purchased by us will be determined by the Minister of Trade, Industry and Energy after taking into consideration the Basic Plan Relating to the Long-Term Supply and Demand of Electricity and Hydrogen Economy Implementation Basic Plan and it shall be within 10% of the aggregate power generated domestically during the previous year. The Minister shall allow us to reflect the cost arising from the purchase of hydrogen energy into the electricity tariff pursuant to the above Act but a detailed method has not been specified yet.

Complying with these Government initiatives and operating programs in furtherance thereof has involved and will likely continue to involve significant costs and resources on our part, which may adversely affect our results of operation, financial condition and cash flows. Our cost of complying with the Renewable Portfolio Standard increased as the target percentage for compliance increased in 2022. We expect our future compliance costs may increase as the requirements under Government initiatives and operating programs continue to become more rigorous. We may not be able to pass on the increased cost to customers at a sufficient level or on a timely basis. Further, we and our generation subsidiaries could also become subject to substantial fines and other forms of penalties for non-compliance. Even without such financial losses, increased public awareness and adverse publicity about potential impacts on climate change or environmental harm from us or our industry could harm our reputation or otherwise impact the Company adversely. In recent years, investors have also begun to show increased interest about sustainability and climate change as it relates to their investment decisions.

According to the new tariff system which came into effect on January 1, 2021, the Government introduced an additional component to the tariff called the Climate/Environment Related Charge. Previously, our climate and environment costs were embedded in the Usage Charge component of the tariff and our consumers could not discern the exact magnitude of such costs. By separating it out as an independent component, we intend to provide more information and transparency to our customers while having the flexibility to adjust it in alignment with the underlying costs. The Climate/Environment Related Charge for the coming year is calculated by multiplying (i) our total estimated costs of complying with the Renewable Portfolio Standard program, the Greenhouse Gas Emission Trading System and the coal-fired generation reduction program for the current year, and then dividing it by the electricity sales projected for the coming year (the “Climate/Environment Related Base Rate”), and (ii) the amount of electricity consumed. The value of the Climate/Environment Related Base Rate for 2022 was Won 7.3 per kilowatt-hour. In accordance with the tariff increase plan we announced in December 2022, we further reflected increased environmental costs in 2023 to raise the Climate/Environment Related Base Rate by Won 1.7 to Won 9.0 per kilowatt-hour. As such case illustrates, even though the Climate/Environment Related Charge is planned to be adjusted every year by reflecting the change in climate and environment-related costs, the Government may change the date of adjustment in consideration of different policy objectives. Therefore, there is no guarantee that the Climate/Environment Related Charge will be regularly updated, even though our climate and environment-related costs will likely increase each year. If there are discrepancies between our costs and the Climate/Environment Related Charge, we may accumulate such discrepancies and reflect them in our Total Comprehensive Cost. However, the electricity rate based on the Total Comprehensive Cost needs to be approved by the Government to be revised. There is no assurance that, particularly given the wide-ranging policy priorities of the Government, it will in fact raise the electricity rate to a level sufficient to fully cover additional costs associated with implementing and operating programs as described in this risk factor and do so on a timely basis or at all. If the Government does not do so or provide us and our generation subsidiaries with other forms of assistance to offset the costs involved, our results of operation, financial condition and cash flows may be materially and adversely affected.

See Item 4.B. “Business Overview—Environmental, Social and Governance Programs.”

We may require a substantial amount of additional indebtedness to refinance existing debt and for future capital expenditures.

We anticipate that a substantial amount of additional indebtedness will be required in the coming years in order to refinance existing debt, make capital expenditures for construction of generation plants and other facilities and/or make acquisitions, invest in renewable energy and the “new energy industry” projects and fund our overseas businesses. In 2020, 2021 and 2022, our capital expenditures in relation to the foregoing amounted to Won 15,485 billion, Won 13,964 billion and Won 13,886 billion, respectively, and our budgeted capital expenditures for 2023, 2024 and 2025 amount to Won 16,927 billion, Won 16,306 billion and Won 17,908 billion, respectively.

Furthermore, as fuel prices surge, our cost of purchasing electricity from domestic generation companies through the Korea Power Exchange may increase significantly. If we fail to recoup more tariff from our customers to account for such electricity sales-related costs, our debt may further increase.

As we experienced increased net losses in 2022 as global energy prices increased significantly and the power purchase costs increased accordingly, we recently issued more debt securities than before to meet increased working capital requirement. On December 28, 2022, the National Assembly of Korea passed an amendment to Article 16 of KEPCO Act which increased our debt ceiling on total outstanding debt securities on a separate basis to be no greater than five times (or six times if the Minister of the Ministry of Trade, Industry and Energy approves if it is urgently required to resolve a business crisis situation) the sum of our share capital and reserves updated at the end of each year. Such share capital and reserves are calculated on a separate basis under the KEPCO Act. Before such amendment, our debt ceiling was two times the sum of our share capital and reserves. Such increase in debt ceiling will be effective until December 31, 2027 and we may make use of the new debt ceiling to issue more debt securities to cover our losses, refinance existing debt and finance new capital expenditures. However, if the sum of our share capital and reserves decrease (including as a result of continued significant net losses), our debt ceiling will decrease as well and there will be no assurance that we can meet our funding requirements for capital or operational expenditures or debt repayment obligations, which situation could have a material adverse impact on our business, results of operations and financial condition.

While we are not currently experiencing material difficulties in procuring long-term and short-term borrowings, there is no assurance that we will continue to be able to do so, particularly given the potential risk of increasing financial losses and the adverse business environment as discussed above. We expect that a portion of our long-term debt will need to be paid or refinanced through foreign currency-denominated borrowings and capital raising in international capital markets. Such financing may not be available on terms commercially acceptable to us or at all, especially if the global financial markets experience significant turbulence or a substantial reduction in liquidity or due to other factors beyond our control. If we are unable to obtain financing on commercially acceptable terms on a timely basis, or at all, we may be unable to meet our funding requirements for capital expenditures or debt repayment obligations, which could have a material adverse impact on our business, results of operations and financial condition.

We and our generation subsidiaries have undertaken various programs to reduce debt and improve the overall financial health. For further information, see Item 4.B. “Business Overview—Financial Stabilization Plan and Related Activities.” Despite our best efforts, however, for reasons beyond our control, including macroeconomic environments, government regulations and market forces (such as international market prices for our fuels), we cannot assure whether we or our generation subsidiaries will be able to successfully reduce debt burdens or otherwise improve our financial health to a level that would be optimal for our capital structure. If we or our generation subsidiaries fail to do so or the measures taken by us or our generation subsidiaries to reduce debt levels or improve financial health have unintended adverse consequences, such developments may have an adverse effect on our business, results of operations and financial condition.

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

Changes in foreign exchange rates may also impact the cost of servicing our foreign currency-denominated debt. As of December 31, 2022, 14.7% of our long-term debt (including the current portion but excluding original issue discounts and premium) without taking into consideration of swap transactions, was denominated in foreign currencies, principally U.S. dollar. In addition, even if we make payments in Won for certain fuel materials and equipment, some of these fuel materials may originate from other countries and their prices may be affected accordingly by the exchange rates between the Won and foreign currencies, especially the U.S. dollar. Since the substantial majority of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign currency-denominated financings or from foreign currency exchange markets to make such purchases or service such debt. As a result, any significant depreciation of Won against the U.S. dollar or other major foreign currencies will have a material adverse effect on our profitability and results of operations.

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

While our operations have, to-date, been primarily based in Korea, we and our generation subsidiaries may expand, on a selective and opportunistic basis, overseas operations in the future. In particular, we and our generation subsidiaries may further expand the construction and operation of renewable energy power plants, transmission and distribution.

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

As of December 31, 2022, we and our generation subsidiaries owned approximately 59.9% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use). New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial condition and results of operations.

In particular, we compete with independent power producers with respect to electricity generation. The independent power producers accounted for 31.3% of total power generation in 2022 and 40.1% of total generation capacity as of December 31, 2022. As of December 31, 2022, there were 36 independent power producers in Korean electricity market, excluding 5,313 renewable energy producers. Private enterprises became permitted to own and operate coal-fired power plants in Korea only after the Ministry of Trade, Industry and Energy approved plans for independent power producers to construct coal-fired power plants under the Sixth Basic Plan announced in February 2013. Under the Tenth Basic Plan announced in January 2023, three coal-fired power plants are planned to be constructed by independent power producers by 2024. Two of the three coal-fired power plants planned for construction will be completed in 2023, followed by one in 2024. While it remains to be seen whether construction of these generation units will be completed as scheduled, if these units were to be completed as scheduled and/or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease, which may have a material adverse effect on our results of operations and financial condition.

In addition, under the Community Energy System adopted by the Government in 2004, a minimal amount of electricity is supplied directly to consumers on a localized basis by independent power producers outside the cost-based pool system. Such system is used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. The purpose of this system is to geographically decentralize electricity supply and thereby reduce transmission losses and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of March 31, 2023, the aggregate generation capacity of suppliers participating in the Community Energy System amounted to less than 2% of that of our generation subsidiaries in the aggregate. We currently do not expect the Community Energy System to be widely adopted, especially in light of the significant level of capital expenditure required for such direct supply. However, if the Community Energy System is widely adopted, it may erode our currently dominant market position in the generation and distribution of electricity in Korea and may have a material adverse effect on our business, results of operations and financial condition.

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

We and each of our generation subsidiaries have separate labor unions. As of December 31, 2022, approximately 74.0% of our and our generation subsidiaries’ employees in the aggregate were members of these labor unions. Since a six-week labor strike in 2002 by union members of our generation subsidiaries in response to a proposed privatization of one of our generation subsidiaries, there has been no material labor dispute. However, we cannot assure you that there will not be a major labor strike or other material disruptions of operations by the labor unions of us and our generation subsidiaries if the Government resumes privatization or other restructuring initiatives or for other reasons, which may adversely affect our business and results of operations.

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

Through KHNP, we currently operate 25 nuclear-fuel generation units, among which Kori #2 has been shut down since April 8, 2023. KHNP submitted a safety evaluation report to the NSSC in April 2022 to seek approval for an extension of the life of Kori #2.

Operation of nuclear power plants is subject to certain hazards, including environmental hazards such as leaks, ruptures and discharge of toxic and radioactive substances and materials. These hazards can cause personal injuries or loss of life, severe damage to or destruction of property and natural resources, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Nuclear power has a stable and relatively inexpensive cost structure (which is least costly among the fuel types used by our generation subsidiaries) and is the second largest source of Korea’s electricity supply, accounting for 29.6% of electricity generated in Korea in 2022. Due to significantly lower unit fuel costs compared to those for thermal power plants, our nuclear power plants are generally operated at full capacity with only routine shutdowns for fuel replacement and maintenance, with limited exceptions.

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

In January 2023, the Government announced the Tenth Basic Plan which focuses on, among other things, optimizing nuclear power sources while minimizing coal-fired power sources and developing eco-friendly power sources. Accordingly, construction of nuclear generation units in a planning stage (Shin-Hanul #3 and 4) would resume and operation of ten other nuclear generation units including Kori #2 may continue beyond their original retirement dates in or before 2030 subject to KHNP’s intention and only upon the NSSC’s approval following a satisfactory safety evaluation. As for new nuclear plants under construction, we expect the construction of Shin-Hanul #2 will be completed in 2023 following Shin-Hanul #1 which commenced its commercial operation in December 2022, while construction of Saeul #3 and #4 (formerly named as Shin-Kori #5 and #6) is expected to complete in 2024 and 2025 respectively. We cannot assure you that there will not be new challenges by civic groups or changes in the Government’s policies that may interfere with the construction of these new nuclear units in the future. We may experience a loss of revenues and an increase in fuel costs (as nuclear fuel is the cheapest compared to coal, LNG or oil) as a result of such challenges, which could adversely affect our results of operation and financial condition. For example, in May 2019, a group of 730 Korean nationals brought a lawsuit against the NSSC to suspend the operation of Saeul #2 (formerly named as Shin-Kori #4). In July 2019, we applied to participate in the lawsuit as a stakeholder. In February 2021, the Seoul Administrative Court dismissed the plaintiffs’ claim. The plaintiffs subsequently appealed in March 2021 and the plaintiff’s appeal was dismissed by the Seoul High Court in November 2022. The plaintiff has filed a petition to appeal to the Supreme Court of Korea.

As mentioned above, there are ten other nuclear generation units whose life under their initial operating license will expire by 2030 including Kori #2 which has been shut down since April 8, 2023. Under the Tenth Basic Plan, we aim to continue their operation after such expirations, but we may find it difficult to have the life of those nuclear units extended. In April 2022, KHNP submitted a safety evaluation report to the NSSC to seek approval for an extension of the life of Kori #2, which shut down in April 2023. In September 2022, KHNP also submitted a safety evaluation report to the NSSC to seek approval for an extension of the lives of Kori #3 and Kori #4, which are scheduled to shut down in September 2024 and August 2025, respectively. As future procedures will be carried out in accordance with relevant laws and regulations, it is uncertain at this time whether such extension of life will be granted. The failure to extend the life of these units would result in a loss of revenues from such units and the increase in our overall fuel costs (as nuclear fuel is cheaper compared to coal, LNG or oil), which could adversely affect our results of operation and financial condition. In addition, heightened concerns regarding the safety of operating nuclear generation units could impede with our ability to operating them for an extended period of time or at all. For example, the nuclear power plant at Wolsong #1 unit began operations in 1982 and ended its operations in 2012 pursuant to its 30-year operating license. In February 2015, the NSSC evaluated the safety of operating Wolsong #1 unit and approved its extended operation until November 2022. However, a civic group filed a lawsuit to annul such decision, and in February 2017, the Seoul Administrative Court ruled against the NSSC. The NSSC appealed this decision, and the civic group filed an injunction to suspend the operation of the Wolsong #1 unit. The civic group’s injunction was denied in July 2017. KHNP, which operated the unit pursuant to the NSSC’s initial decision, has joined this lawsuit.

In addition, the current scheme for the construction and operation of nuclear generation units may be altered in the future and we cannot assure you that the current or future policies will not have an adverse impact on our or our generation subsidiaries’ financial condition and results of operations. In the past, in keeping with previous Eighth and Ninth Basic Plans to decrease the reliance on nuclear power sources, on June 15, 2018, the board of directors of KHNP decided to (i) retire Wolsong #1 unit earlier than planned due to comprehensive evaluation of the economic viability and regional sentiment of its continuing operation and (ii) discontinue the construction of Chunji #1 and #2 as well as Daejin #1 and #2 units. On December 24, 2019, the NSSC approved the permanent shutdown of Wolsong #1 unit. From the beginning of 2018 to the end of 2019, impairment loss in connection with the property, plant and equipment of Wolsong #1 unit accrued to Won 572,216 million and reversal of impairment loss was Won 16,693 million. From the beginning of 2018 to the end of 2019, impairment loss in connection with the property, plant and equipment of Chunji #1 and #2 as well as Daejin #1 and #2 units amounted to Won 38,886 million. From the beginning of 2018 to the end of 2019, impairment loss in connection with the property, plant and equipment of Shin-Hanul #3 and #4 units accrued to Won 134,736 million. However as the Tenth Basic Plan announced in January 2023 aims to restart the construction of Shin-Hanul #3 and #4, we recognized the reversal of all the accrued impairment losses related to the Shin-Hanul #3 and #4. The Government revised the Enforcement Decree of the Electricity Business Act in June 2021 and enacted a notice that will allow KHNP to be compensated for reasonable costs incurred in relation to the phase-out of nuclear power plants in accordance with the Government’s energy transition policy. KHNP applied for such compensation related to Wolsong #1 in June 2022. However, even if KHNP may apply for such compensation, there is no guarantee that it will cover the entire cost as the scope of such compensation has not been specifically determined yet. If KHNP cannot recoup its total cost, it may have an adverse impact on our financial condition.

The construction and operation of our generation, transmission and distribution facilities involve difficulties, such as opposition from civic groups and uncertainties in maintaining permits and licenses, which may have an adverse effect on us.

From time to time, we encounter social and political opposition against construction and operation of our generation facilities (particularly nuclear units) and, to a lesser extent, our transmission and distribution facilities. For example, we recently faced intense opposition from local residents and civic groups to the construction of transmission lines in the Milyang area, which we resolved through various compensatory and other support programs. Such opposition delayed the schedule for completion of this project. Although we and the Government have undertaken various community programs to address concerns of residents in areas near our facilities, civic and community opposition could result in delayed construction or relocation of our planned facilities. In addition, our generation, transmission and distribution facilities generally require permits and licenses from the Government before we can operate them. For example, our nuclear power plants are operated under licenses for a fixed duration of time and such licenses can only be extended upon an approval by the NSSC following a satisfactory safety evaluation. Even in the case of a satisfactory safety evaluation and following approval, a civic or other group may file a lawsuit to challenge such evaluation and approval and apply for an injunction to prevent us from operating our facilities. Such civic and community opposition and the uncertainties in maintaining permits and licenses for our facilities could give rise to a material adverse impact on our business and results of operations.

Our risk management policies and procedures may not be fully effective at all times.

In the course of our operations, we must manage a number of risks, such as regulatory risks, market risks and operational risks. Although we devote significant resources to developing and improving our risk management policies and procedures and expect to continue to do so in the future, our risk management practices may not be fully effective at all times in eliminating or mitigating risk exposures in all market environments or against all types of risk, including risks that are unidentified or unanticipated, such as natural disasters or employee misconduct. For example, in November 2019, prosecutors indicted six of KHNP’s employees for, among others, failing to immediately shut down Hanbit #1 reactor when its thermal output exceeded the threshold specified by the nuclear safety technical operations manual and filing false reports to the NSSC. KHNP is also indicted for secondary liability from its employees’ alleged wrongdoings. The case arose from the NSSC’s investigations into the manual shutdown of Hanbit #1 reactor during a diagnostic test in May 2019. On October 27, 2022, the Supreme Court of Korea dismissed the appeal and upheld the judgement that the employees are not guilty of violating the safety technical operations manual and driving a reactor without a license. In connection with filing false reports to the NSSC, the Supreme Court upheld that, of the five employees who were up for trial, three employees are guilty but two employees are not guilty. To prevent similar incidents from occurring again, KHNP is working to improve its risk monitoring and management system. For additional information, see Item 4.B. “Business Overview—Nuclear Safety.”

In April 2019, a forest fire broke out in Goseong in Gangwon Province, about 210 kilometers from Seoul, causing damages to nearby towns, covering approximately 1,260 hectares. The National Forensic Service has investigated the cause of the fire and has determined that the fire seems to have started by an electrical arc from our utility pole’s wire, which broke as a result of a strong wind. Based on this finding, the Police Department of Goseong conducted follow-up investigations and issued a recommendation to prosecute seven employees of KEPCO in connection with the fire. In January 2023, the Seoul High Court acquitted the employees. The prosecutors have appealed to the Supreme Court and a trial is underway, the results of which may have a material adverse effect on us, our reputation and our operating results. In the meantime, we have settled with and completed compensation payment of Won 62.8 billion to victims as of March 31, 2023. We expect settlements with the remaining victims would cost us approximately Won 6.0 billion. As of December 31, 2022, 68 lawsuits were filed against KEPCO for damages caused by the forest fire, with a total amount of claims around Won 292.5 billion. One claim was given judgment in favor of KEPCO, one claim was settled, and 66 lawsuits are pending. In addition, we are compensating the fire victims by providing a number of services, such as free supply of electricity, and implementing measures to prevent future fires that may result from an electrical arc, including a special maintenance program during the dry season between March and May. Also, we implemented operational measures such as tailored operation of protective devices and suspension of operation during periods of low loads and plan to change power facility designs to reflect regional and seasonal characteristics, all of which are intended to help prevent similar incidents from happening in the future. Despite our efforts, however, such incidents may occur again, and we cannot assure you that they will not have any material adverse effect on us, our reputation and our operating results.

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

We manage interest rate exposure for our debt instruments by limiting our variable rate debt exposure as a percentage of our total debt and closely monitoring the movements in market interest rates. We also actively manage currency exchange rate exposure for our foreign currency-denominated liabilities by measuring the potential loss therefrom using risk analysis software and entering into derivative contracts to hedge such exposure when the possible loss reaches a certain risk limit. To the extent we have unhedged positions or our hedging and other risk management procedures do not work as planned as a result of changes in global macroeconomic environment and/or other factors, our results of operations and financial condition may be adversely affected.

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

We may not be able to raise share capital in the future without the participation of the Government.

Under applicable laws, the Government is required to directly or indirectly own at least 51% of our issued capital stock. As of December 31, 2022, the Government, directly and through Korea Development Bank (a statutory banking institution wholly owned by the Government), owned 51.1% of our issued capital stock. Accordingly, without changes in the existing Korean law, it may be difficult or impossible for us to undertake, without the participation of the Government, any equity financing in the future.

We may be exposed to potential claims made by current or previous employees for unpaid wages for the past three years under the expanded scope of ordinary wages and become subject to additional labor costs arising from the broader interpretation of ordinary wages under such decision.

Under the Labor Standards Act, an employee is legally entitled to “ordinary wages.” Under the guidelines previously issued by the Ministry of Employment and Labor, ordinary wages include base salary and certain fixed monthly allowances for work performed overtime during night shifts and holidays. Prior to the Supreme Court of Korea decision described below, many companies in Korea had typically interpreted these guidelines as excluding from the scope of ordinary wages fixed bonuses that are paid other than on a monthly basis, namely on a bi-monthly, quarterly or semi-annual basis, although such interpretation had been a subject of controversy and had been overruled in a few court cases.

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

As a result of such ruling by the Supreme Court of Korea, we and our subsidiaries became subject to a number of lawsuits filed by various industry-wide and company-specific labor unions based on claims that ordinary wage had been paid without including certain items that should have been included as ordinary wage. In July 2016, the court ruled against us, and in accordance with the court’s ruling, in August 2016 we paid Won 55.1 billion to the employees for three years of back pay plus interest. As of December 31, 2022, our subsidiaries set aside an aggregate amount of Won 115 billion to cover any potential future payments of additional ordinary wage in relation to the related lawsuits. We cannot presently assure you that the court will not rule against our subsidiaries in these lawsuits, or that the foregoing reserve amount will be sufficient to cover the amounts payable under the court rulings.

Furthermore, the issue of determining which labor costs should be additionally included as part of ordinary wages has not been fully resolved by the courts reviewing the lawsuits to which our subsidiaries are a party and other ordinary wage lawsuits filed against other companies. For instance, there are several cases pending review of the Supreme Court of Korea on whether the bonuses conditional to employee’s current employment status should be included as part of ordinary wages. The Supreme Court, in 2013, had ruled that such conditional bonuses are not a part of ordinary wages, yet there were several lower court cases challenging the Court’s interpretation. Although there was a case of the Supreme Court on November 2022 where it ceased the trial and dismissed the appeal against the lower court case challenging the Court’s interpretation, it is not clear from the above case whether the Supreme Court changed its previous interpretation. If the Supreme Court changes its previous interpretation in its review of the currently pending cases, it is expected to be followed by a series of lawsuits asking for additional payments of the ordinary wages. Due to such uncertainty, we cannot presently assure you that there will not be additional lawsuits in relation to ordinary wages and that we or our subsidiaries may not become liable for greater amount of damages as a result of these lawsuits. Furthermore, court decisions or labor legislations expanding the definition of ordinary wages may prospectively increase the labor costs of us and our subsidiaries. As a result, there can be no assurance that the above-described lawsuits and circumstances will not have a material adverse effect on our results of operations. See Item 8.A. “Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

In 2022, we met 19.9% of our bituminous coal requirements from coals that originated from Russia. Additionally, we also purchase uranium and conversion and enrichment services of uranium concentrates from Russian suppliers and also purchase Russian origin LNG. In 2022, the total value of all goods and services originated or purchased from Russia was approximately US$3.2 billion.

United States, among other jurisdictions, adopted and maintains economic sanctions and export/import controls against Russia. U.S. Office of Foreign Assets Control’s (“OFAC”) sanctions block the property of certain designated individuals and entities, target certain sectors of the Russian economy, including the energy sector, and prohibit certain transactions by U.S. persons with certain targeted persons in targeted sectors of the Russian economy.

Since February 2022, the United States, the European Union, the United Kingdom, and other countries have imposed a host of additional economic sanctions on Russia, Belarus, and certain related persons in response to Russia’s military activities in Ukraine. OFAC now maintains comprehensive, territory-wide sanctions on Crimea, the self-described Donetsk People’s Republic (“DNR”) and Luhansk People’s Republic (“LNR”) in Ukraine, generally prohibiting any dealings by U.S. persons with these regions. OFAC also has blocking sanctions on certain major Russian financial institutions and their affiliates, Russian oligarchs and persons active in the energy, banking and finance sectors (along with their family members) and Russian government officials, and debt and equity restrictions on certain Russian state-owned enterprises. The U.S. government imposed extensive export controls on all dual-use items destined to Russia, including technology and software, as well as certain commercial items. The U.S. government also imposed a ban on importation into the U.S. of Russian crude oil, certain petroleum products, LNG, and coal, and OFAC now prohibits all new investments in Russia by U.S. persons, wherever located. Non-U.S. persons that engage in certain prohibited transactions concerning Russia or with certain sanctioned Russian persons or entities may be subject to sanctions if any such dealings or transactions involve a nexus to U.S. jurisdiction, and they may also be subject to secondary sanctions for providing material support to Russian entities or individuals subject to certain blocking sanctions and certain other sanctionable transactions or activities. Additionally, the European Union, United Kingdom, and Switzerland, among other jurisdictions, have imposed a ban on the importation of coal and certain other solid fossil fuels. The Republic of Korea also announced export controls on certain non-strategic items for shipment to Russia or Belarus. Other countries, including Japan, have announced plans to phase out Russian coal imports in the future. Further sanctions by the U.S., Korea, and other jurisdictions including the European Union, Switzerland, and the United Kingdom may also be forthcoming.

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

While we do not believe that our dealings related to Russia violate applicable economic sanctions, our ongoing dealings related to Russia expose us to risk. If the parties we are dealing or planning to deal with (directly or indirectly) become subject to sanctions, including suppliers of fuel sources, we may need to terminate our relationships with them and substitute them with alternative parties in order to comply with applicable sanctions. There is no guarantee that we will be able to procure contractual terms with the alternative parties that are better or at least similar to our current terms. In addition, the current and future sanctions against Russia-

related business dealings may cause the global prices of fuels including coal, uranium, and LNG to rise as the overall fuel supply will be curbed. Also, we may not be able to pursue other business with Russian counterparties. Our failure to comply with applicable economic sanctions or export or import controls affecting Russia or Russian companies may result in administrative, civil, or criminal penalties. Such events may have a material adverse effect on our reputation, business, results of operations, financial condition and cash flows.

The extent to which the coronavirus (COVID-19) outbreak impacts our business, results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.

The rapid and diffuse spread of the coronavirus (COVID-19) and global health concerns relating to this outbreak have had severe negative impact on, among other things, financial markets, liquidity, economic conditions and trade and could continue to do so or could worsen for an unknown period of time, which could in turn have a material adverse impact on our business, results of operations and financial condition. Although we have seen some recoveries from COVID-19 both domestically and internationally in 2022, it is possible the virus may rebound again, for example, with the evolution of a novel variant of the virus, in which case the effects on the economy may be highly uncertain and cannot be predicted. Risks associated with an outbreak of COVID-19 may include but are not limited to:

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

The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy and financial markets. In recent years, global inflation caused by expansionary monetary policies, rising energy prices, global supply chain disruptions and the Russia-Ukraine conflict, rapidly changing monetary policies (including higher interest rates and quantitative tightening) led by developed countries in reaction to such inflation and the consequent economic slowdown, instability in the financial industries (including potential for bank runs) and capital flight risks in emerging economies caused by such changes in monetary policy, credit risks of Chinese real estate developers, ongoing U.S.-China trade conflicts, signs of economic slowdown in China and continuing geopolitical and social instability in various parts of the Middle East, including Iraq, Syria and Yemen, among others, significant uncertainty remains as to the global economic prospects in general and has adversely affected, and may continue to adversely affect, the Korean economy, which in turn could adversely affect our business, financial condition and results of operations. As the Korean economy is highly dependent on the health and direction of the global economy, the prices of our securities may be adversely affected by investors’ reactions to developments in other countries. In addition, due to the ongoing volatility in the global financial markets, the value of the Won relative to the U.S. dollar has also fluctuated significantly in recent years, which in turn also may adversely affect our financial condition and results of operations.

Factors that determine economic and business cycles in the Korean or global economy are for the most part beyond our control and inherently uncertain. In light of the high level of interdependence of the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets, and in turn on our business and profitability.

More specifically, factors that could have an adverse impact on Korea’s economy include, among others:

•

the ongoing increases in inflation levels and consequent increases in interest rates to mitigate the inflation, volatility in foreign currency reserve levels, commodity prices (including oil, LNG and other fuel prices), exchange rates (particularly against the U.S. dollar), interest rates, stock market prices and inflows and outflows of foreign capital, either directly, into the stock markets, through derivatives or otherwise;

•

difficulties in the financial sectors in the United States, Europe, China and elsewhere and increased sovereign default risks in certain countries and the resulting adverse effects on the global financial markets;

•

adverse developments in the economies of countries and regions to which Korea exports goods and services (such as the United States, Europe, China and Japan), or in emerging market economies in Asia or elsewhere that could result in a loss of confidence in the Korean economy, including potentially as a result of the Brexit;

•	potential escalation of the ongoing trade war between the U.S. and China as each country introduces tariffs on goods traded with the other;

•	social and labor unrest or declining consumer confidence or spending resulting from lay-offs, increasing unemployment and lower levels of income;

•	uncertainty and volatility in the market prices of Korean real estate;

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

In addition, there continues to be heightened security tension in the region stemming from North Korea’s hostile military and diplomatic actions, including in respect of its nuclear weapons and long-range missile programs. Some examples from recent years include the following:

•

In September 2022, North Korea legislated five conditions under which it would launch a preemptive nuclear strike: (i) when a nuclear or other weapon of mass destruction attack has been carried out against North Korea or is imminent, (ii) when a nuclear or non-nuclear strike on the leadership and national nuclear force command body of North Korea has been carried out or is imminent, (iii) when a lethal military attack on important strategic targets of North Korea has been carried out or is imminent, (iv) when it is operationally unavoidable to prevent the expansion of a war and seize the initiative in times of contingencies, and (v) when a situation that causes a catastrophic crisis to the existence of North Korea and the safety of the people.

•

Following Pyongyang Joint Declaration in September 2018, Korea and North Korea also reached for an agreement on the implementation of such declaration to cease any hostile military activities. Despite such agreement, North Korea fired artillery shells in maritime buffer zones in November 2019 as well as from October 2022 to December 2022 and shots on a guard post of Korea in May 2020. In December 2022, five North Korean drones violated Korean airspace, one of which returned to the North but the rest disappeared. In November 2022 and from February 2023 to April 2023, North Korea conducted test launches of intercontinental ballistic missiles to East Sea.

•

In April 2018, North Korea announced an end to nuclear explosive testing, yet with denuclearization talks stalled, in December 2019, Kim Jong-un announced that North Korea was no longer bound by the moratoria. In March 2022, satellite monitoring revealed that construction resumed at North Korea’s nuclear test site.

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

•

On September 9, 2016, North Korea conducted its fifth nuclear test, which has been the largest in scale among North Korea’s nuclear tests thus far. According to North Korean announcements, the test was successful in detonating a nuclear missile. The test created a sizable earthquake in Korea. In response, in February 2017 the U.N. Security Council adopted Resolution 2321 (2016) against North Korea, the purpose of which is to strengthen its sanctions regime against North Korea and to condemn North Korea’s September 9, 2016 nuclear test in the strongest terms.

•

On February 10, 2016, in retaliation of North Korea’s recent launch of a long-range rocket, Korea announced that it would halt its operations of the Gaeseong Industrial Complex to impede North Korea’s utilization of funds from the industrial complex to finance its nuclear and missile programs. In response, North Korea announced on February 11, 2016 that it would expel all Korean employees from the industrial complex and freeze all Korean assets there.

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

North Korea’s economy also faces severe challenges, including severe inflation and food shortages, which may further aggravate social and political tensions within North Korea. In addition, reunification of Korea and North Korea could occur in the future, which would entail significant economic commitment and expenditure by Korea that may outweigh any resulting economic benefits of reunification. On April 27, 2018, May 26, 2018 and September 18, 2018, President Moon Jae-in met Kim Jong-un in a summit to discuss, among other matters, denuclearization of the Korean Peninsula. On June 12, 2018, President Donald Trump and Kim Jong-un in turn had an official summit in Singapore and on February 27, 2019, the parties held the second official summit in Hanoi, Vietnam. However, in March 2019, announcement was made that no agreement was reached in the second bilateral summit meeting between the United States and North Korea. On June 30 2019, for the first time, President Moon Jae-in, President Donald Trump and Kim Jong-un met in Panmunjom, a symbolic place of division in Korea, and the parties agreed to resume the United States and North Korea working-level negotiations, and on October 4, 2019, such working-level negotiations took place in Stockholm, Sweden. However, the negotiations did not result in any definitive agreement or any follow-up plans. On June 16, 2020, North Korea destroyed the joint liaison office in Gaeseong, citing anti-regime propaganda allegedly disseminated using balloons across the border by Korean activists, and cut all other communication channels with Korea. On October 4, 2021, both Korea and North Korea announced that the communication channels have been reconnected. However, there has been no further discussion of resuming any operations in the Gaeseong Industrial Complex or any transactions that we are involved in.

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

The ceiling on aggregate investment by foreign investors applicable to us may be exceeded in certain limited circumstances, including as a result of acquisition of:

•	shares by a depositary issuing depositary receipts representing such shares (whether newly issued shares or outstanding shares);

•	shares by exercise of warrant, conversion right under convertible bonds, exchange right under exchangeable bonds, stock option or withdrawal right under depositary receipts issued outside of Korea;

•	shares from the exercise of shareholders’ rights; or

•	shares by gift, inheritance or bequest.

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

The Korean electric utility industry traces its origin to the establishment of the first electric utility company in Korea in 1898. On July 1, 1961, the industry was reorganized by the merger of Korea Electric Power Company, Seoul Electric Company and South Korea Electric Company, which resulted in the formation of Korea Electric Company. From 1976 to 1981, the Government acquired the private minority shareholdings in Korea Electric Company. After the Government acquired all the remaining shares of Korea Electric Company, Korea Electric Company was dissolved, and we were incorporated in 1981 and assumed the assets and liabilities of Korea Electric Company. We ceased to be wholly owned by the Government in 1989 when the Government sold 21% of our common stock. As of December 31, 2022, the Government maintained 51.1% ownership in aggregate of our common shares by direct holdings by the Government and indirect holdings through Korea Development Bank, a statutory banking institution wholly owned by the Government.

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

Introduction

We are an integrated electric utility company engaged in the transmission and distribution of substantially all of the electricity in Korea. Through our six wholly-owned generation subsidiaries, we also generate the substantial majority of electricity produced in Korea. As of December 31, 2022, we and our generation subsidiaries owned approximately 59.9% of the total electricity generation capacity in Korea (excluding plants generating electricity primarily for private or emergency use). In 2022, we sold to our customers 547,933 gigawatt-hours of electricity. We purchase electricity principally from our generation subsidiaries and, to a lesser extent, from independent power producers. Of the 550,832 gigawatt-hours of electricity we purchased in 2022, 31.3% was generated by KHNP, our wholly-owned nuclear and hydroelectric power generation subsidiary, 39.1% was generated by our wholly-owned five non-nuclear generation subsidiaries and 29.6% was generated by independent power producers that trade electricity to us through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us). Our five non-nuclear generation subsidiaries are KOSEP, KOMIPO, KOWEPO, KOSPO and EWP, each of which is wholly owned by us and is incorporated in Korea. We derive substantially all of our revenues and profit from Korea, and substantially all of our assets are located in Korea.

In 2022, we had sales of Won 70,546 billion and net loss of Won 24,429 billion, compared to sales of Won 60,012 billion and net loss of Won 5,216 billion in 2021.

Our revenues are closely tied to demand for electricity in Korea. Demand for electricity in Korea increased at a compounded average growth rate of 1.0% per annum from 2018 to 2022 compared to the real gross domestic product, or GDP, which increased at a compounded average growth rate of 2.0% during the same period, according to the Bank of Korea. During 2022, the GDP growth rate was 2.6%, while the demand for electricity in Korea during the same year increased by 2.7%.

Strategy

We established our 2035 medium- to long-term strategy to leap forward as a global integrated energy platform company that leads changes in the industrial ecosystem. We plan to achieve it by pursuing the following eight strategic initiatives. Through this, we aim to provide better value to various stakeholders including but not limited to our country, customers and society. More specifically, our goal for the country is to contribute to the achievement of national policy goals for energy transition such as establishing the foundation for carbon neutrality. Our goal for the customers is to expand clean energy supply by enhancing digital-based customer interaction and renewable energy transactions. Our goal for the society is to create a future-oriented energy market by developing and commercializing carbon-neutral technology through collaboration with major stakeholders. Our eight strategic initiatives to achieve such goals are:

•

Establish power grid system which could further contribute to achieving carbon neutrality. We plan to contribute to achieving carbon neutrality in 2050 with power grid innovation. We aim to secure grid capability for connecting renewable energy units by preemptively constructing power facilities based on forecast and further enhance grid stability with intelligent and advanced grid system.

•

Expand clean energy and promote strategic demand response. We plan to establish a foundation for expanding renewable energy by cooperating with our subsidiaries and independent power producers. Also, we aim to improve demand-side energy efficiency by collaborating with demand management business operators.

•

Lead future energy market and improve sales competitiveness. We plan to create reliable and resilient electricity system to achieve competency in future electricity market. We will also strive to expand our customized services through digital technologies and power data and establish reasonable and sustainable cost-based tariff system.

•

Lead platform-based new businesses. We plan to expand charging infrastructure and foster transition into electric vehicles. We also aim to improve energy efficiency by boosting operation of dispersed energy resources in a form of energy platform business.

•

Transform overseas business portfolio to focus on eco-friendly projects and core competencies. We plan to end our overseas coal-fired generation projects and switch substantial amount of our overseas business portfolio into eco-friendly projects. We aim to improve our competency and profitability by strengthening our overseas business capacity.

•

Secure future technologies and build a research and development (“R&D”) ecosystem. We plan to secure core technologies necessary for achieving carbon neutrality with aggressive R&D investment. In addition, we aim to introduce an R&D system based on collaboration among industry, university and research institutes to establish a foundation for technological innovation and enhance our R&D capability.

•

Promote digitalization in overall supply chain. We will strengthen work efficiency and stability by introducing the latest digital technology and infrastructure to our business environment and develop a business model with new customer services based on data platforms.

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

The Government, through its various policy initiatives for the Korean energy industry as well as direct and indirect supervision of us and our industry, plays an important role in our business and operations. Most importantly, the electricity tariff rates we charge to our customers are regulated by the Government taking into account, among others, our needs to recover the fair operating costs, make capital investments and recoup a fair return on capital invested by us, as well as the Government’s overall policy considerations, such as inflation. See Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.”

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

Purchase of Electricity

Cost-based Pool System

Since April 2001, the purchase and sale of electricity in Korea is required to be made through the Korea Power Exchange, which is a statutory not-for-profit organization established under the Electric Utility Act with responsibilities for setting the price of electricity, handling the trading and collecting relevant data for the electricity market in Korea. The suppliers of electricity in Korean electricity market consist of our six generation subsidiaries, which were split-off from us in April 2001, and independent power producers, which numbered 36 (excluding 5,313 renewable energy producers) as of December 31, 2022. We distribute electricity purchased through the Korea Power Exchange to end users.

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

The system marginal price represents, in effect, the marginal price of electricity at a given hour at which the projected demand for electricity and the projected supply of electricity for such hour intersect, as determined by the merit order system, which is a system used by the Korea Power Exchange to allocate which generation units will supply electricity for which hour and at what price. To elaborate, the projected demand for electricity for a given hour is determined by the Korea Power Exchange based on a forecast made one day prior to trading, and such forecast takes into account, among others, historical statistics relating to demand for electricity nationwide by day and by hour, season and on-peak-hour versus off-peak hour demand analysis. The projected supply of electricity at a given hour is determined as the aggregate of the available capacity of all generation units that have submitted bids to supply electricity for such hour. These bids are submitted to the Korea Power Exchange one day prior to trading. On September 1, 2022, the trading system was further developed to facilitate optimal decisions on market prices and allow plans for generating power to be made with more sophistication, by taking into account thermal constraints, power transmission constraints and reserving power from the stage of making the generation plan.

Under the merit order system, the generation unit with the lowest variable cost of generating electricity among all the generation units that have submitted a bid for a given hour is first awarded a purchase order for electricity up to the available capacity of such unit as indicated in its bid. The generation unit with the next lowest variable cost is then awarded a purchase order up to its available capacity in its bid, and so forth, until the projected demand for electricity for such hour is met. We refer to the variable cost of the generation unit that is the last to receive the purchase order for such hour as the system marginal price, which also represents the highest price at which electricity can be supplied at a given hour based on the demand and supply for such hour. Generation units whose variable costs exceed the system marginal price for a given hour do not receive purchase orders to supply electricity for such hour. The variable cost of each generation unit is determined by the Cost Evaluation Committee on a monthly basis and reflected in the following month based on the fuel costs two months prior to such determination. The purpose of the merit order system is to encourage generation units to reduce its electricity generation costs by making its generation process more efficient, sourcing fuels from most cost-effective sources or adopting other cost savings programs.

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

Following the increase in energy demand after recovery from COVID-19 and price-driving forces in global macroeconomic situation including Russo-Ukrainian War, the price in energy market has rapidly increased. To relieve cost burden to electricity customers from soaring system marginal price coupled with global energy price increases, on December 1, 2022, the Minister of Trade, Industry and Energy introduced a price ceiling system to put an upper limit for the system marginal price.

The price ceiling comes into force when the system marginal price abnormally increases, which refers to the case when the weighted average of system marginal price of the latest three months is higher than the highest 10% of the monthly weighted average of system marginal price during the period from the latest four to 123 months, and the price ceiling is set at the level multiplied by 1.5 of the weighted average of the system marginal price during the period from the latest four to 123 months. However, even with the price ceiling in effect, if the fuel costs incurred by a generation unit is higher than the price ceiling, such generation unit will be compensated based on such costs.

The price ceiling system applies to all generation units with a capacity of 100kW or more that are trading in the Korea Power Exchange. The price ceiling cannot be applied over consecutive three months and will be in effect until November 30, 2023. The price ceiling was applied from December 2022 to February 2023 and being applied again since April 2023.

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

The capacity price is determined by the Cost Evaluation Committee as a function of the following factors: (i) reference capacity price, (ii) reserve capacity factor, (iii) time-of-the-day capacity coefficient and (iv) performance capacity factor introduced since June 2022 instead of fuel switching factor which was effective since October 2016. The time-of-the-day capacity coefficient are determined annually before the end of December for the subsequent twelve-month period. The reference capacity price, reserve capacity factor and the fuel switching factor are determined annually before the end of June for the subsequent twelve-month period.

The reference capacity price refers to the Won amount per kilowatt-hour payable annually for annualized available capacity indicated in the bids submitted the day before trading (provided that such capacity is actually available on the relevant day of trading), and is determined based on the construction costs and maintenance costs of a standard generation unit and related transmission access facilities, and a base rate for loading electricity. Prior to October 2016, the same reference capacity price applied uniformly to all generation units. Since October 2016, the reference capacity price applies differentially to each generation unit depending on the start year of its commercial operation. Accordingly, the reference capacity price currently ranges from Won 9.77 to 11.45 per kilowatt-hour.

The reserve capacity factor relates to the requirement to maintain a standard capacity reserve margin around 13% in order to prevent excessive capacity build-up as well as induce optimal capacity investment at the regional level. The capacity reserve margin is the ratio of peak demand to the total available capacity. Under this system, generation units in a region where available capacity is insufficient to meet demand for electricity as evidenced by failing to meet the standard capacity reserve margin receive increased capacity price. Conversely, generation units in a region where available capacity exceeds demand for electricity as evidenced by exceeding the standard capacity reserve margin receive reduced capacity price. Since October 2016, the reserve capacity factor also factors in the transmission loss per generation unit in order to favor transmission of electricity from a nearby generation unit.

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

The fuel switching factor, which was introduced in October 2016 to promote environmental sensitivities to climate change, has been changed into the performance capacity factor since June 2022 to comply with the market trend that differentially compensates the capacity price for the contribution to electricity system and operational flexibility of generation units. In addition, in January 2022, the environmental contribution factor was excluded from the fuel switching factor and instead reflected in the unit thermal cost of each generation unit in order to effectively respond to the greenhouse gas reduction.

Other than subject to the aforementioned variations, the same capacity pricing mechanism applies to all generation units regardless of fuel types used.

In the Ninth Basic Plan, the government announced its plans to introduce real-time electricity trading market and auxiliary service market which is upgraded further than the current market to ensure appropriate valuation and compensation for flexible energy sources and respond to volatility of renewable energy. The reorganization of the market system has been gradually implemented, starting with the implementation of a trading system reflecting constraints and reserves of electricity system in September 2022. The real-time electricity trading market with auxiliary services is expected to be tested in Jeju Province in 2023 and expanded to a larger area in 2025.

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

Following such study, the Government announced in June 2016 that, due to changes in the electricity business environment (including an increase in generation capacity relative to peak usage, reduced fuel costs following a decline in oil prices and greater environmental concerns related to coal-fired electricity generation), it will indefinitely suspend any further rollout of the vesting contract system beyond by-product gas-based electricity, and revert to the adjusted coefficient-based electricity pricing adjustment mechanism. As of the end of 2022, there are no active contracts remaining under the vesting contract system.

Power Trading Results

The results of power trading, as effected through the Korea Power Exchange, for us and our generation subsidiaries and independent power producers in 2022 are as follows:

	Items	Volume (Gigawatt hours)	Percentage of Total Volume (%)	Sales to KEPCO(2) (in billions of Won)	Percentage of Total Sales (%)	Unit Price (Won/kWh)
Generation Companies	KHNP	172,347	31.3	10,094	11.9	58.57
	KOSEP	42,177	7.7	7,153	8.4	169.60
	KOMIPO	44,875	8.1	8,509	10.0	189.62
	KOWEPO	41,293	7.5	7,941	9.4	192.30
	KOSPO	49,592	9.0	9,182	10.8	185.16
	EWP	37,468	6.8	6,697	7.9	178.74
	Others(1)	163,080	29.6	35,103	41.5	215.25

	Total	550,832	100.0	84,679	100.0	153.73

Energy Sources	Nuclear	167,346	30.4	8,799	10.4	52.58
	Bituminous coal	184,293	33.5	29,114	34.4	157.97
	Anthracite coal	1,675	0.3	340	0.4	202.71
	Oil	1,337	0.2	406	0.5	304.02
	LNG/Combined-cycle	159,461	28.9	38,254	45.2	239.90
	Renewables	28,115	5.1	5,733	6.8	203.89
	Hydro	2,923	0.5	616	0.7	210.81
	Pumped storage	3,702	0.7	1,029	1.2	277.84
	Others	1,980	0.4	388	0.4	196.30

	Total	550,832	100.0	84,679	100.0	153.73

Load	Base load	353,314	64.1	38,252	45.2	108.27
	Non-base load	197,518	35.9	46,427	54.8	235.05

	Total	550,832	100.0	84,679	100.0	153.73

Notes:

(1)

Others represent independent power producers that trade electricity through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us).

(2)	Based on the payment made by us through Korea Power Exchange.

Power Purchased from Independent Power Producers under Power Purchase Agreements

In 2022, we purchased an aggregate of 20,586 gigawatt hours of electricity generated by independent power producers under existing power purchase agreements. These independent power producers had an aggregate generation capacity of 15,181 megawatts as of December 31, 2022.

Power Generation

As of December 31, 2022, we and our generation subsidiaries had a total of 770 generation units, including nuclear, thermal, hydroelectric and internal combustion units, representing total installed generation capacity of 82,723 megawatts. Our thermal units produce electricity using steam turbine generators fired by coal, oil and LNG. Our internal combustion units use oil or diesel-fired gas turbines and our combined-cycle units are primarily LNG-fired. We also purchase power from several generation plants not owned by our generation subsidiaries.

The table below sets forth as of and for the year ended December 31, 2022 the number of units, installed capacity and the average capacity factor for each type of generating facilities owned by us and our generation subsidiaries.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(%)
Nuclear	25	24,650	81.6
Thermal:
Coal	53	32,559	57.6
LNG	4	1,400	11.2
Total thermal	57	33,959	55.7

Internal combustion	213	137	47.6
Combined-cycle(3)	117	16,652	35.8
Integrated gasification combined cycle(4)	3	346	64.8
Hydroelectric(5)	61	5,351	10.8
Wind	16	168	14.8
Solar	239	284	14.2
Fuel cell	31	421	66.9
Bio	8	745	52.9
Others(6)	1	10	78.7

Total	770	82,723	56.3

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)

Average capacity factor represents the total number of kilowatt-hours of electricity generated in the indicated period divided by the total number of kilowatt-hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.

(3)	Involves generation through gas and oil.
(4)	Involves generation through coal and gasified coal.
(5)	Includes generation through pumped storage.
(6)	Includes waste-to-energy.

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

Our generation subsidiaries have constructed and operated thermal and internal combustion units in order to help meet power demand. Subject to market conditions, our generation subsidiaries plan to continue to add additional thermal (other than coal-fired) and internal combustion units. These units generally take less time to complete construction than nuclear units.

The table below sets forth, for the periods indicated, the amount of electricity generated by facilities linked to our grid system and the amount of power used or lost in connection with transmission and distribution.

	2018	2019	2020	2021	2022	% of 2022 Gross Generation(1)

	(in gigawatt hours, except percentages)
Electricity generated by us and our generation subsidiaries:
Nuclear	133,505	145,910	160,184	158,015	176,054	29.6
Coal	222,818	211,785	178,808	172,419	164,271	27.6
Oil	5,845	1,842	1,504	1,494	352	0.1
LNG	—	—	587	1,177	1,377	0.2
Internal combustion	529	579	405	491	570	0.1
Combined-cycle	46,780	39,049	41,446	53,609	52,243	8.8
Hydro	5,187	4,477	4,501	4,762	5,043	0.8
Wind	195	192	202	195	219	0.0
Solar	183	209	236	493	354	0.1
Fuel cells	527	1,036	1,528	1,993	2,470	0.4
Others	2,758	3,991	5,121	5,725	5,488	0.9

Total generation by us and our generation subsidiaries	418,327	409,070	394,522	400,373	408,441	68.7

	2018	2019	2020	2021	2022	% of 2022 Gross Generation(1)

	(in gigawatt hours, except percentages)
Electricity generated by IPPs:
Thermal	125,830	124,128	123,856	140,983	142,992	24.1
Hydro, other renewable and others	26,490	29,842	33,784	35,453	42,967	7.2

Total generation by IPPs	152,320	153,970	157,640	176,436	185,959	31.3

Gross generation	570,647	563,040	552,162	576,809	594,400	100.0
Auxiliary use(2)	21,372	21,573	21,135	21,254	22,081	3.7
Pumped-storage(3)	5,106	4,588	4,352	4,856	4,912	0.8

Total net generation(4)	544,169	536,879	526,675	550,699	567,407	95.5

Transmission and distribution losses(5)	19,359	19,000	18,610	19,424	20,020	3.5

IPPs = Independent power producers

Notes:

(1)	Unless otherwise indicated, percentages are based on gross generation.
(2)	Auxiliary use represents electricity consumed by generation units in the course of generation.
(3)	Pumped storage represents electricity consumed during low demand periods in order to store water which is utilized to generate hydroelectric power during peak demand periods.
(4)	Total net generation represents gross generation minus auxiliary and pumped-storage use.
(5)	Transmission and distribution losses rate represents total transmission and distribution losses divided by total net generation.

The table below sets forth our total capacity at the time of peak usage, and peak and average loads during, the indicated periods.

	2018	2019	2020	2021	2022

	(Megawatts)
Total capacity	117,205	121,147	127,819	131,330	137,938
Peak load	92,478	90,314	89,091	91,141	94,509
Average load	65,142	64,274	62,860	65,835	67,854

Korea Hydro & Nuclear Power Co., Ltd.

We commenced nuclear power generation activities in 1978 when our first nuclear generation unit, Kori #1, began commercial operation. On April 2, 2001, all of our nuclear and hydroelectric power generation assets and liabilities were transferred to KHNP.

At KHNP’s five power plant complexes, Kori, Saeul, Wolsong, Hanbit and Hanul (each complex located in Busan, Ulsan, Gyeongju, Yonggwang and Ulchin, respectively), it operates 25 nuclear generation units, among which Kori #2 has been shut down since April 8, 2023. KHNP submitted a safety evaluation report to the NSSC in April 2022 to seek approval for an extension of the life of Kori #2. KHNP also operates 53 hydroelectric generation units including 16 pumped storage hydro generation units as well as 55 solar generation units and one wind generation unit as of December 31, 2022.

The table below sets forth the number of units and installed capacity as of December 31, 2022 and the average capacity factor by types of generation units in 2022 including Kori #2.

	Number of Units	Installed Capacity(1)	Average Capacity Factor(2)
		(Megawatts)	(%)
Nuclear	25	24,650	81.6
Hydroelectric	53	5,307.5	23.1
Solar	55	69.49	15.7
Wind	1	0.75	—

Total	134	30,027	69.7

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)

Average capacity factor represents the total number of kilowatt-hours of electricity generated in the indicated period divided by the total number of kilowatt-hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.

KHNP commenced commercial operation of Saeul #1 (formerly named as Shin-Kori #3), with a 1,400 megawatt capacity, in December 2016, and Saeul #2 (formerly named as Shin-Kori #4) began commercial operations on August 2019. In December 2022, the commercial operation of Shin-Hanul #1 has begun. KHNP is currently building three additional nuclear generation units, two at Saeul and one at Shin-Hanul complexes, each with a 1,400 megawatts capacity. KHNP expects to complete these units between 2023 and 2025. In June 2018, the board of directors of KHNP decided to retire Wolsong #1 unit earlier than planned due to comprehensive evaluation of the unit’s economic viability and regional sentiment of its continuing operation. The initial phase of the decommissioning of Kori #1, which primarily involves safety inspections and the removal of spent nuclear fuels, has begun after its permanent shutdown in June 2017. In April 2022, KHNP submitted a safety evaluation report to the NSSC to seek approval for an extension of the life of Kori #2, which has been shut down since April 8, 2023.

Nuclear

The table below sets forth certain information with respect to the nuclear generation units of KHNP as of December 31, 2022.

Unit(4)	Reactor Type(1)	Reactor Design(2)	Turbine and Generation(3)	Commencement of Operations	Installed Capacity	Average Capacity Factor
					(Megawatts)	(%)
Kori #2	PWR	W	GEC	1983	650	64.1
Kori #3	PWR	W	GEC, Hitachi	1985	950	97.0
Kori #4	PWR	W	GEC, Hitachi	1986	950	99.7
Shin-Kori #1	PWR	D, KEPCO E&C, W	D, GE	2011	1,000	86.0
Shin-Kori #2	PWR	D, KEPCO E&C, W	D, GE	2012	1,000	86.5
Saeul #1	PWR	D, KEPCO E&C, W	D, GE	2016	1,400	99.1
Saeul #2	PWR	D, KEPCO E&C, W	D, GE	2019	1,400	80.1
Wolsong #2	PHWR	AECL, H, K	H, GE	1997	700	41.6
Wolsong #3	PHWR	AECL, H	H, GE	1998	700	88.8
Wolsong #4	PHWR	AECL, H	H, GE	1999	700	101.9
Shin-Wolsong #1	PWR	D, KEPCO E&C, W	D, GE	2012	1,000	90.5
Shin-Wolsong #2	PWR	D, KEPCO E&C, W	D, GE	2015	1,000	83.9
Hanbit #1	PWR	W	W, D	1986	950	69.0

Unit(4)	Reactor Type(1)	Reactor Design(2)	Turbine and Generation(3)	Commencement of Operations	Installed Capacity	Average Capacity Factor
					(Megawatts)	(%)
Hanbit #2	PWR	W	W, D	1987	950	62.1
Hanbit #3	PWR	H, CE, K	H, GE	1995	1,000	60.6
Hanbit #4	PWR	H, CE, K	H, GE	1996	1,000	5.3
Hanbit #5	PWR	D, CE, W, KEPCO E&C	D, GE	2002	1,000	100.0
Hanbit #6	PWR	D, CE, W, KEPCO E&C	D, GE	2002	1,000	73.4
Hanul #1	PWR	F	A	1988	950	84.5
Hanul #2	PWR	F	A	1989	950	99.5
Hanul #3	PWR	H, CE, K	H, GE	1998	1,000	97.9
Hanul #4	PWR	H, CE, K	H, GE	1999	1,000	99.2
Hanul #5	PWR	D, KEPCO E&C, W	D, GE	2004	1,000	78.3
Hanul #6	PWR	D, KEPCO E&C, W	D, GE	2005	1,000	86.0
Shin-Hanul #1	PWR	D, KEPCO E&C, W	D, GE	2022	1,400	102.5

Total nuclear					24,650	81.6

Notes:

(1)	“PWR” means pressurized light water reactor; “PHWR” means pressurized heavy water reactor.
(2)

“W” means Westinghouse Electric Corporation (U.S.A.); “D” means Doosan Heavy Industries & Construction Co., Ltd.; “KEPCO E&C” means KEPCO Engineering & Construction Co., Inc.; “AECL” means Atomic Energy of Canada Limited (Canada); “H” means Hanjung; “K” means Korea Atomic Energy Research Institute; “CE” means Combustion Engineering (U.S.A.); “F” means Framatome (France).

(3)

“GEC” means General Electric Company (U.K.); “W” means Westinghouse Electric Corporation (U.S.A.); “A” means Alstom (France); “H” means Hanjung; “GE” means General Electric (U.S.A.); “D” means Doosan Heavy Industries & Construction Co., Ltd.; “Hitachi” means Hitachi Ltd. (Japan).

(4)

Kori #1 was permanently shut down on June 18, 2017. On December 24, 2019, the NSSC approved the permanent shutdown of Wolsong #1. Saeul #1 and 2 were formerly named as Shin-Kori #3 and 4. Shin-Hanul #1 commenced its operation on December 7, 2022. Kori #2 has been shut down since April 8, 2023 and KHNP submitted a safety evaluation report to the NSSC in April 2022 to seek approval for an extension of its life.

Under extended-cycle operations, nuclear units can be run continuously for periods longer than the conventional twelve-month period between scheduled shutdowns for refueling and maintenance. Since 1987, we have adopted the mode of extended-cycle operations for all of our pressurized light water reactor units and plan to use it for our newly constructed units. The duration of shutdown for fuel replacement, maintenance and the evaluation period for approval to start after maintenance was 1,628.9 days in the aggregate in 2022. In addition, KHNP’s nuclear units experienced an average of 0.17 unplanned shutdowns per unit in 2022. In the ordinary course of operations, KHNP’s nuclear units routinely experience damage and wear and tear, which are repaired during routine shutdown periods or during unplanned temporary suspensions of operations. No significant damage has occurred in any of KHNP’s nuclear reactors, and no significant nuclear exposure or release incidents have occurred at any of KHNP’s nuclear facilities since the first nuclear plant commenced operation in 1978.

Hydroelectric

The table below sets forth certain information relating to KHNP’s pumped-storage and hydroelectric business units, including the installed capacity as of December 31, 2022 and the average capacity factor in 2022.

Location of Unit	Number of Units	Classification	Year Built	Installed Capacity	Average Capacity Factor
				(Megawatts)	(%)
Hwacheon	4	Dam waterway	1944	108.0	22.5
Chuncheon	2	Dam	1965	62.28	22.7
Euiam	2	Dam	1967	48.0	35.3
Cheongpyung	4	Dam	1943	140.1	25.4
Paldang	4	Dam	1973	120.0	31.7
Chilbo (Seomjingang)	3	Basin deviation	1945	35.4	23.7
Boseonggang	2	Basin deviation	1937	4.5	18.7
Kwoesan	2	Dam	1957	2.8	31.5
Anheung (GangLim)	3	Dam waterway	1978	0.5	26.1
Kangreung	2	Basin deviation	1991	82.0	—
Topyeong	1	Dam	2011	0.045	7.0
Muju	1	Dam	2003	0.4	33.2
Sancheong	2	Dam	2001	0.995	25.2
Yangyang	2	Dam	2005	1.4	33.2
Yangyang	1	Dam	2020	0.15	78.2
Yecheon	1	Dam	2011	0.9	10.6
Yecheon (Mini)	1	Dam	2018	0.025	92.7
Cheongpeoung	2	Pumped Storage	1980	400.0	9.5
Samrangjin	2	Pumped Storage	1985	600.0	11.1
Muju	2	Pumped Storage	1995	600.0	11.7
Sancheong	2	Pumped Storage	2001	700.0	11.6
Yangyang	4	Pumped Storage	2006	1,000.0	10.8
Cheongsong	2	Pumped Storage	2006	600.0	9.9
Yecheon	2	Pumped Storage	2011	800.0	—

Total	53			5,307.5	9.0

Solar/Wind

The table below sets forth certain information, including the installed capacity as of December 31, 2022 and the average capacity factor in 2022, of the solar and wind power units of KHNP.

Location of Unit	Classification	Year Built	Installed Capacity	Average Capacity Factor
			(Megawatts)	(%)
Yonggwang	Solar	2008-2021	21.56	16.4
Yecheon	Solar	2012	2.01	15.4
Kori	Wind	2008	0.75	—
Busan	Solar	2017-2022	7.69	17.6
Gapyeong	Solar	2017-2022	0.96	14.7
Chuncheon	Solar	2021	0.10	13.9
Cheongsong	Solar	2018-2021	4.49	16.8
Kwoesan	Solar	2018	0.25	15.5
Boseonggang	Solar	2018	1.99	14.2

Location of Unit	Classification	Year Built	Installed Capacity	Average Capacity Factor
			(Megawatts)	(%)
Samrangjin	Solar	2019	2.77	15.7
Yeoncheon	Solar	2020	1.00	13.7
Jeju	Solar	2020-2021	14.08	14.9
Gyeongju	Solar	2020-2022	12.59	14.3

Total			70.24	15.6

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

Korea South-East Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2022 and the average capacity factor and average fuel cost per kilowatt in 2022 based upon the net amount of electricity generated, of KOSEP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Samcheonpo #3, 4, 5, 6	27.2	2,120.0	61.5	130.81
Yeongheung #1, 2, 3, 4, 5, 6	13.7	5,080.0	56.9	120.42
Yeosu # 1, 2	8.8	668.6	56.4	137.83
Combined cycle and internal Combustion:
Bundang gas turbine #1,2,3,4,5,6,7,8; steam turbine #1, 2	29.0	922.1	33.2	285.33
Hydro, Solar and other renewable energy	—	487.5	50.8	201.24

Total	22.7	9,278.2	55.2	138.62

Korea Midland Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2022 and the average capacity factor and average fuel cost per kilowatt in 2022 based upon the net amount of electricity generated, of KOMIPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Boryeong #3, 4, 5, 6, 7, 8	24.0	3,050.0	54.7	121.4
Shin Boryeong #1, 2	5.5	2,038.0	69.6	109.2
Shin Seocheon #1	1.6	1,018.0	52.1	118.3
Combined-cycle and internal combustion:
Boryeong gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3	23.8	1,350.0	11.3	241.7

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Incheon gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3	13.9	1,462.5	38.0	231.8
Seoul gas turbine #1, 2; steam turbine #1, 2	3.4	738.4	57.4	192.7
Jeju gas turbine #1, 2; steam turbine #1, 2	4.5	228.7	46.4	238.0
Sejong gas turbine #1, 2; steam turbine #1	9.2	530.4	67.5	181.0
Jeju Internal Combustion Engine #1,2	15.6	80.0	39.2	249.6
Bio Oil:
Jeju #2, 3	22.5	150.0	51.2	461.6
Wind:
Yangyang #1, 2	16.6	3.0	6.3	19.0
Sejong Maebongsan Wind	16.5	8.8	—	—
Jeju Sangmyung Wind	6.5	21.0	16.5	2.2
Combined heat and power:
Wonju #1	7.7	10.0	78.7	100.0
Hydroelectric:
Boryeong	13.9	7.5	14.6	0.5
Shin Boryeong	6.3	5.0	39.8	—
Shin Seocheon	1.6	2.6	23.1	—
Photovoltaic (“PV”) power and fuel cell generation:
Boryeong (PV) site	6.5	3.1	13.5	4.0
Shin Boryeong (PV) site	4.9	4.0	15.1	—
Seocheon (PV) site	4.9	3.9	15.9	—
Jeju (PV) site	5.8	4.3	12.2	—
Seoul (PV) site	11.4	1.3	15.1	4.8
Sejong (PV) site	5.1	0.3	14.4	—
Yeosu (PV) site	10.8	2.2	15.5	—
Incheon (PV) site	5.2	1.6	14.4	—
Shin Boryeong (fuel cell) site	5.2	7.5	79.9	292.6
Incheon (fuel cell) site	2.9	31.7	90.4	272.8
Seoul (fuel cell) site	2.3	6.0	98.2	185.0
Sejong (fuel cell) site	2.9	5.3	87.2	222.2

Total	14.1	10,755.1	50.0	151.3

Korea Western Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2022 and the average capacity factor and average fuel cost per kilowatt in 2022 based upon the net amount of electricity generated, of KOWEPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Taean #1, 2, 3, 4, 5, 6, 7, 8, 9, 10	16.7	6,100.0	54.7	119.2
LNG-fired:
Pyeongtaek #1, 2, 3, 4(1)	41.1	1,400.0	11.2	301.1
Combined cycle:
Pyeongtaek #2	8.2	868.5	62.6	213.2
Gunsan	12.6	718.4	14.9	281.8
West Incheon	30.1	1,800.0	28.6	243.4
Hydroelectric:
Taean	15.3	7.2	15.2	—
Solar:
Taean	5.4	17.3	12.4	—
Pyeongtaek	5.5	3.9	13.5	—
West Incheon	5.5	1.2	13.3	—
Gunsan	7.2	1.0	17.2	—
Samryangjin	15.1	3.0	14.8	—
Sejong City	10.5	5.0	14.0	—
Gyeonggi-do	9.7	2.5	13.8	—
Yeongam	9.8	13.3	16.2	—
Goheung	3.7	1.0	15.2	—
Fuel Cell:
West Incheon 1	7.7	16.6	14.7	304.5
West Incheon 2	3.4	60.3	45.1	276.7
Cheonan Cheongsu	3.0	5.3	81.7	309.4
Hwaseong Namyang	1.5	20.2	93.5	260.6
Gyeonggi Uiwang	1.4	9.9	99.4	206.5
Daejeon Hakha	1.1	6.2	95.8	210.8
Icheon Gwango	0.2	9.6	85.7	234.0
Iksan	0.7	15.0	98.5	166.8
Wind Power:
Hwasun	7.0	16.0	16.9	—
Jangheung	1.3	18.0	13.8	—
Integrated gasification combined cycle:
Taean	6.4	346.3	64.8	99.7

Total	20.5	11,465.7	43.5	153.6

Notes:

(1)	Pyeongtaek #1, 2, 3 and 4 were converted into LNG-fired power plant in February 2020.

Korea Southern Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2022 and the average capacity factor and average fuel cost per kilowatt in 2022 based upon the net amount of electricity generated, of KOSPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Hadong #1, 2, 3, 4, 5, 6, 7, 8	21.6	4,000	63.8	116.0
Samcheok #1, 2	5.8	2,044	62.4	105.9
Combined cycle:
Shin Incheon #1, 2, 3, 4	25.4	1,800	33.3	234.0
Busan #1, 2, 3, 4	19.2	1,800	52.1	212.0
Yeongwol #1	12.2	848	9.4	223.4
Hallim	25.4	105	44.6	265.4
Andong #1	8.8	362	58.1	210.1
Nam Jeju #1	2.1	146	19.3	402.2
Bio Oil:
Nam Jeju #1, 2	16.0	200	51.9	402.2
Wind power:
Hankyung	16.2	21	20.9	—
Seongsan	13.1	20	24.4	—
Solar	4.6	36	14.3	—
Small Hydropower	5.4	3	38.9	—
Fuel Cell	3.2	94	83.9	244.0

Total	17.3	11,479	51.6	156.0

Korea East-West Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2022 and the average capacity factor and average fuel cost per kilowatt in 2022 based upon the net amount of electricity generated, of EWP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Dangjin #1, 2, 3, 4, 5, 6, 7, 8, 9, 10	15.0	6,040	52.8	116.9
Anthracite:
Donghae #1, 2	23.8	400	53.4	133.1
Combined cycle:
Ulsan gas turbine #1, 2, 3, 4, 5, 6, 7, 8; steam turbine #1, 2, 3, 4	19.0	2,072	38.2	225.6
Ilsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2	28.8	900	22.6	302.0
Mini hydro, Photovoltaic, Fuel Cell, Wind-Power, Biomass:	—	151	46.1	134.6

Total	21.7	9,563	46.7	146.7

Notes:

(1)	Ulsan #4, 5 and 6, all oil-fired power plants, were shut down in February 2022 will be converted into LNG-fired power plant.

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

EP(1) upgrade (#5, 2009)

EP upgrade (#6, 2010)

EP upgrade (#2, 2016)

EP upgrade (#1, 2017)

EP upgrade (#3, 4, 2018)

SCR(2) upgrade (#2, 4, 7, 2016)

SCR upgrade (#1, 8, 2017)

SCR upgrade (#3, 5, 6, 2018)

FGD(5) upgrade (#1, 2017)

FGD upgrade (#2, 3, 4, 2018)

SCR upgrade(#7, 2022)

SCR upgrade(#8, 2023)

			Anti-pollution	KOWEPO
Pyeongtaek #1 - 4	1,400 MW (350 MW×4)	Steam turbine upgrade (#2, 3, 2014)	10-year performance- improvement	KOWEPO
Boryeong #3 - 6	2,050 MW (#3: 550 , #4~6: 500×3)	Retrofit (#3, 2019) Retrofit (#4, 2023) Conversion into LNG-fired plant(#5, 6, scheduled to be completed in 2026)	Lifetime extension Conversion into LNG-fired Plant	KOMIPO
Boryeong #7, 8	1,000 MW (500 MW×2)	EP upgrade (#7, 2025) EP upgrade (#8, 2026)	Performance- improvement	KOMIPO
Yeosu #1, 2	668.6MW (#1:340, #2:328.6MW)	Boiler Type Change (CFBC(3):#1:2016, #2:2011)	30 years	KOSEP
Samcheonpo #5, 6	1,000 MW (500 MW ×2)	EP upgrade(2016 ~ 2017), FGD, SCR, WESP(6) installation (2019~2021)	Anti-pollution	KOSEP
Yeongheung #1, 2	1,600 MW (800 MW ×2)	EP, FGD, SCR Upgrade (2022~2023)	Anti-pollution	KOSEP
Yeongdong #1. 2	325 MW (#1:125, #2:200 MW)	Boiler, Hybrid SCR & EP, Draft System Retrofit (Biomass(4) #1: 2017, #2: 2020)	Renewable energy	KOSEP
Dangjin #1 - 4	2,000MW (500MW×4)	FGD, EP, SCR upgrade (2022)	Performance- improvement	EWP
Dangjin #5 - 8	2,000MW (500MW×4)	FGD, EP, SCR upgrade (2024)	Performance- improvement	EWP
Dangjin #9 - 10	2,040MW (1,020MW×2)	FGD, EP, SCR upgrade (2026)	Performance- improvement	EWP

Power Plant	Capacity	Completed (Year)	Extension	Company
Donghae #1, 2	400 MW (200 MW×2)	FGD (2022)	Anti-pollution & modification of control systems	EWP
Hadong #1 - 8	4,000 MW (500 MW×8)	SCR Upgrade (#5. 2016) SCR Upgrade (#2,3,5. 2017) SCR Upgrade (#1,4,6,7. 2018) SCR Upgrade (#8. 2019) FGD Upgrade (#6, 2018) FGD Upgrade (#2, 3, 2019) FGD Upgrade (#4 2020) FGD Upgrade (#5 2021)	Anti-pollution	KOSPO

Notes:

(1)	“EP” means an electrostatic precipitation system.
(2)	“SCR” means a selective catalytic reduction system.
(3)	“CFBC” means a circulating fluidized bed combustion system.
(4)	“Biomass” means wood pallet powered plant.
(5)	“FGD” means flue-gas desulfurization designed to remove sulfur oxides.
(6)	“WESP” means wet electrostatic precipitator.

Transmission and Distribution

We currently transmit and distribute substantially all of the electricity in Korea.

As of December 31, 2022, our transmission system consisted of 35,451 circuit kilometers of lines of 765 kilovolts and others including high-voltage direct current lines, and we had 895 substations with aggregate installed transformer capacity of 347,426 megavolt-amperes.

As of December 31, 2022, our distribution system consisted of 139,265 megavolt-amperes of transformer capacity and 10,084,051 units of support with a total line length of 535,241 circuit kilometers.

We make substantial investments in our transmission and distribution systems to minimize power interruptions and improve efficiency. Our current projects principally focus on increasing capabilities of the existing power networks and reducing our transmission and distribution loss, which was 3.53% of our gross generation in 2022. To cope with increasing damages to large-scale transmission and distribution facilities, we plan to reinforce stability of our transmission and distribution facilities through stricter design and material specifications. In addition, we also plan to expand underground transmission and distribution facilities to meet customer demand for more environment-friendly facilities. In order to reduce the interruption time in power distribution, which is an indicator of the quality of electricity transmission, we also continue to invest in automation of electricity transmission and development of new transmission technologies, among others.

Some of the facilities we own and use in our distribution system use rights of way and other concessions granted by municipal and local authorities in areas where our facilities are located. These concessions are generally renewed upon expiration.

New Energy Industry Projects

Certain of our new energy industry projects are described below.

Advanced Metering Infrastructure

In July 2012, the Government implemented a master plan to build out a smart grid, which includes the Advanced Metering Infrastructure (“AMI”) roadmap. In August 2018 and February 2023, the Government updated the master plan to focus on building electricity market ecosystem and constructing smart energy consuming structure focused on energy efficiency. In accordance with such plan, we are in the process of installing “smart meters” and related communication networks and operating systems as part of the “smart grid” initiative in an effort to enhance efficiency in the power electricity industry and alleviate growing energy shortage concerns. Our goal is to complete such installation for all of the households in Korea. Smart meters refer to digital meters that record, on a real-time basis, electricity consumption within a household so that consumers will have a price-based incentive to enhance efficiency in their electricity usage. As of December 31, 2022, we have established data communication network that enables smart meters for 12 million households and plan to establish it for 10.5 million additional households by 2024. We have spent Won 931 billion on the AMI project until 2022 and expect to spend an additional Won 461 billion, bringing the total cost to approximately Won 1.4 trillion.

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

In addition, we collaborated with the Seoul Metropolitan Government with the goal of realizing a carbon-neutral city by conducting a project to build an energy integration platform and providing energy-related services to all parts of Seoul from December 2020 to December 2022. Based on our experience with the Seoul Metropolitan Government’s project, we will create a platform that supports regional energy planning in order to support and lead the national energy planning scheme.

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

In December 2014, we conducted a pilot project for this initiative by installing a 52 megawatts energy storage system at the Seo-Anseong substation and the Shin-Yongin substation. In July 2015, these substations began to commercially operate energy storage systems, and we expanded the energy storage capacity nationwide, with a total capacity of 426 megawatts as of December 31, 2022.

Electric Vehicle Charging Infrastructure

In order to promote the use of environment-friendly electric vehicles, we began constructing infrastructures for electric vehicles in 2009. Since 2016, we have installed electric vehicle charging stations throughout public space and residential building complexes. In 2017, we created a platform for businesses in the electric vehicle charging industry by charging for the service and making the infrastructures available to the market. We have installed 10,815 high and low speed electric vehicle charging stations by the end of 2022 and plan to expand such stations in line with the Government policy to popularize electric vehicles. We plan to continue fostering businesses and revitalizing the electronic vehicle charging market by developing the current infrastructure and providing new services.

In January 2016, the Ministry of Trade, Industry and Energy announced an initiative to promote the new energy industry by creating the New Energy Industry Fund. For further details, see “—Capital Investment Program.”

Fuel Sources and Requirements

Nuclear

Uranium, the principal fuel source for nuclear power, accounted for 40.6%, 39.5% and 43.1% of the fuel requirements for electricity generation by us and our generation subsidiaries in terms of electricity generated in 2020, 2021 and 2022, respectively.

All uranium ore concentrates used by KHNP are imported from, and conversion and enrichment of such concentrates are provided by, sources outside Korea and are paid for with currencies other than Won, primarily U.S. dollars.

In order to ensure a stable supply, KHNP enters into long-term and medium-term contracts with various suppliers and supplements such supplies with purchases in spot markets. In 2022, KHNP purchased approximately 4,215 tons of its uranium concentrate requirement under both long-term and spot supply contracts with suppliers in Canada, Russia, France, the United Kingdom, Switzerland, Australia, Germany, Japan and Uzbekistan. Under the long-term supply contracts, the purchase prices of uranium concentrates are adjusted annually based on base prices and spot market prices prevailing at the time of actual delivery. The conversion and enrichment services of uranium concentrates are provided by suppliers in France, Japan, Russia, the United Kingdom, the United States, Hong Kong and Switzerland. A Korean supplier typically provides fabrication of fuel assemblies. Except for certain fixed contract prices, contract prices for processing of uranium are adjusted annually in accordance with the general rate of inflation. KHNP intends to obtain its uranium requirements in the future, in part, through purchases under medium- to long-term contracts and, in part, through spot market purchases.

Coal

Bituminous coal accounted for 44.8%, 42.6% and 39.8% of the fuel requirements for electricity generation by us and our generation subsidiaries in 2020, 2021 and 2022, respectively, and anthracite coal accounted for 0.5%, 0.5% and 0.5% of our fuel requirements for electricity generation in terms of electricity generated in 2020, 2021 and 2022, respectively.

In 2022, our generation subsidiaries purchased approximately 66.2 million tons of bituminous coal, of which approximately 30.9%, 26.7%, 19.9%, 8.5% and 14.0% were imported from Australia, Indonesia, Russia, South Africa and others, respectively. Approximately 91.8% of the bituminous coal requirements of our generation subsidiaries in 2022 were purchased under long-term contracts with the remaining 8.2% purchased in the spot market. Some of our long-term contracts relate to specific generating plants and extend through the end of the projected useful lives of such plants, subject in some cases to periodic renewal. Pursuant to the terms of our long-term supply contracts, prices are adjusted periodically based on market conditions. The average cost of bituminous coal per ton purchased under such contracts amounted to Won 69,748, Won 103,893 and Won 231,643 in 2020, 2021 and 2022, respectively.

In 2022, our generation subsidiaries purchased approximately 1 million tons of anthracite coal. The prices for anthracite coal under such contracts are set by the Government. The average cost of anthracite coal per ton purchased under such contracts was Won 137,116, Won 155,826 and Won 224,827 in 2020, 2021 and 2022, respectively.

Oil

Oil accounted for 0.4%, 0.4% and 0.1% of the fuel requirements for electricity generation by us and our generation subsidiaries in terms of electricity generated in 2020, 2021 and 2022, respectively.

In 2022, our generation subsidiaries purchased approximately 4.1 million barrels of fuel oil, substantial portion of which was purchased from domestic refiners through competitive open bidding. Purchase prices are based on the spot market price in Singapore. The average cost of oil per barrel was Won 91,566, Won 127,644 and Won 215,729 in 2020, 2021 and 2022, respectively.

LNG

LNG accounted for 10.6%, 13.7% and 13.1% of the fuel requirements for electricity generation by us and our generation subsidiaries in terms of electricity generated in 2020, 2021 and 2022, respectively. In 2022, for use in electricity generation we purchased approximately 7.3 million tons of LNG from Korea Gas Corporation, a Government-controlled entity in which we currently own a 20.47% equity interest (excluding treasury shares). In 2022, we purchased a substantial portion of our LNG requirements for use in power generation from Korea Gas Corporation. Under the terms of the LNG contract with Korea Gas Corporation, all of our five non-nuclear generation subsidiaries jointly and severally agreed to purchase a total of 7.7 million tons of LNG in 2022, subject to an automatic price adjustment annually based on a pre-determined formula if the actual purchased amount exceeds or falls short of the contracted amount. We believe the quantities of LNG provided under such contract will be adequate to meet the needs of our generation subsidiaries for LNG for the next several years. The LNG supply contracts between our generation subsidiaries and Korea Gas Corporation generally have a term of 20 years and provide for minimum purchase requirements for our generation subsidiaries, the specific terms of which are subject to negotiation between Korea Gas Corporation and our generation subsidiaries and approval by the Government. The average cost per ton of LNG was Won 556,564, Won 724,682 and Won 1,552,647, in 2020, 2021 and 2022, respectively. Korea Gas Corporation implemented a new individual tariffs formula, whereby the domestic power plants can negotiate lower prices directly with Korea Gas Corporation. The new formula applies to domestic power plants whose current contracts with Korea Gas Corporation expire after January 2022 and also to new power plants commencing operations from January 2022. Meanwhile, KOMIPO procures LNG directly through a contract with a brokerage firm, in addition to the amount supplied by Korea Gas Corporation. In 2022, the total amount of KOMIPO’s direct LNG procurement was 0.7 million tons, with 52.4%, 19.4%, 10.0%, 9.5%, and 8.7% of the total imported from Malaysia, United States, Australia, Russia, and other countries, respectively.

Hydroelectric

Hydroelectric power generation, including pumped storage, accounted for 1.1%, 1.2% and 1.2%, of the fuel requirements for electricity generation by us and our generation subsidiaries in terms of electricity generated in 2020, 2021 and 2022, respectively. The availability of water for hydroelectric power depends on rainfall and competing uses for available water supplies, including residential, commercial, industrial and agricultural consumption. Pumped storage enables us to increase the available supply of water for use during periods of peak electricity demand.

Sales and Customers

Our sales depend principally on the level of demand for electricity in Korea and the rates we charge for the electricity we sell to the end-users.

Demand for electricity in Korea grew at a compounded average rate of 1.0% per annum for the five years ended December 31, 2022. According to the Bank of Korea, the compounded growth rate for GDP was approximately 2.0% per annum for the same period. The GDP growth rate was approximately -1.0%, 4.0% and 2.6%, during 2020, 2021 and 2022, respectively.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s GDP and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year basis.

	2018	2019	2020	2021	2022
Growth in GDP	2.7%	2.0%	(1.0)%	4.0%	2.6%
Growth in electricity consumption	3.6%	(1.1)%	(2.2)%	4.7%	2.7%

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

	2018 (GWh)	YoY growth (%)	2019 (GWh)	YoY growth (%)	2020 (GWh)	YoY growth (%)	2021 (GWh)	YoY growth (%)	2022 (GWh)	YoY growth (%)	% of Total 2022
Residential	72,895	6.3	72,639	(0.4)	76,303	5.0	79,915	4.7	80,996	1.4	14.8
Commercial	116,934	5.1	116,227	(0.6)	113,639	(2.2)	119,550	5.2	127,193	6.4	23.2
Educational	8,678	4.3	8,561	(1.4)	7,515	(12.2)	8,423	12.1	9,074	7.7	1.7
Industrial	292,999	2.5	289,240	(1.3)	278,660	(3.7)	291,333	4.5	296,036	1.6	54.0
Agricultural	18,504	7.3	18,882	2.0	19,029	0.8	20,603	8.3	21,420	4.0	3.9
Street lighting	3,582	0.7	3,571	(0.3)	3,507	(1.8)	3,445	(1.8)	3,424	(0.6)	0.6
Overnight Power	12,557	(2.0)	11,379	(9.4)	10,616	(6.7)	10,162	(4.3)	9,790	(3.7)	1.8

Total	526,149	3.6	520,499	(1.1)	509,270	(2.2)	533,431	4.7	547,933	2.7	100.0

The industrial sector represents the largest segment of electricity consumption in Korea. Demand for electricity from the industrial sector was 296,036 gigawatt hours in 2022, representing a 1.6% increase from 2021, largely due to increases in export and industrial demand. Demand for electricity from the commercial sector depends largely on the level and scope of commercial activities in Korea. Demand for electricity from the commercial sector increased to 127,193 gigawatt hours in 2022, representing a 6.4% increase from 2021, largely due to the effect of easing of COVID-19 quarantine measures on the growth of private consumption in the hotel and restaurant industries. Demand for electricity from the residential sector is largely dependent on population growth and use of heaters, air conditioners and other electronic appliances. Demand for electricity from the residential sector increased to 80,996 gigawatt hours in 2022, representing a modest 1.4% increase compared to 2021, largely due to the fact that the demand has already gone up significantly during the COVID-19 period in 2020 and 2021.

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

	2018	2019	2020	2021	2022
Facility reserve margin	26.7%	36.2%	43.5%	44.1%	46.0%
Supply reserve margin	7.7%	6.7%	9.9%	10.5%	11.8%

Additionally, we were designated as one of the pilot business operators of an EERS (Energy Efficiency Resources Standard) in 2018 by the Ministry of Trade, Industry and Energy in accordance with the regulation promulgated by it under delegation of the Energy Use Rationalization Act. The EERS sets the energy saving targets to be sought by the energy suppliers in proportion to their energy sales in order for them to promote the development of energy-efficient technologies and practices, and we are required to save energy by 0.2% of our annual electric power sales during the period from 2019 to 2023 and 1% of our annual electric power sales by 2031 under the EERS. The pilot business of the EERS is scheduled to end in 2023, and the EERS is expected to be converted into the actual business in 2024 after amendment to the Energy Use Rationalization Act in 2023.

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

Under the Electric Utility Act and the Price Stabilization Act, electricity rates are established at the same level as the total comprehensive cost (the “Total Comprehensive Cost”) that would enable us to recover our fair operating costs as well as receive a fair investment return on capital used in our operations. The fair operating costs are defined as the sum of our operating expenses attributable to our electricity supply, our adjusted income taxes and some of non-operational profit or loss.

The fair investment return on capital used in our operations represents an amount equal to the rate base multiplied by the rate of return.

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

For the purpose of determining the fair rate of return, the rate base is divided into two components in proportion to our total equity and our total debt. The rate of return permitted in relation to the debt component of the rate base is set at a level designed to approximate the weighted average interest cost on all types of borrowing for the periods covered by the rate approval. The rate of return permitted in relation to the equity component of the rate base is set by applying the capital asset pricing model which takes account of the risk-free rate, the return on the Korea Stock Price Index, KOSPI, and the correlation of the stock price of our company with KOSPI. In 2021, the approved rate of return on the debt component of the rate base was 0.94% while the approved rate of return on the equity component of the rate base was 3.12%. As a result of such approved rates of returns, the fair rate of return in 2021 was determined to be 4.06%. The fair rate of return for 2022 has not yet been determined.

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

First, we implemented a new cost pass-through tariff system to reinforce the correlation between the costs we incur and the tariff we charge to our customers and to enhance transparency by separately billing fuel costs and climate/environment related costs. Previously, the electricity tariff consisted of two main components: (i) the base charge (the “Base Charge”) and (ii) the usage charge (the “Usage Charge”) based on the amount of electricity consumed by end-users. Under the new tariff system, there are new components to the tariff called the fuel cost adjusted charge (the “Fuel Cost Adjusted Charge”) and the climate/environment related charge (the “Climate/Environment Related Charge”). In principle, the Fuel Cost Adjusted Charge is calculated on a quarterly basis and the formula for calculating the amount of the Fuel Cost Adjusted Charge is multiplying (i) the unit price of the Fuel Cost Adjusted Charge (the “Unit Price of the Fuel Cost Adjusted Charge”), which is the difference between a base fuel cost (the “Base Fuel Cost”) and an actual fuel cost (the “Actual Fuel Cost”) and (ii) the amount of electricity consumed. The Base Fuel Cost is the past twelve-month average fuel price of bituminous coal, LNG and Bunker C oil as posted by the Korea Customs Service. The twelve-month average fuel price is measured by taking the average of monthly fuel prices from twelve months in between thirteen and one month prior to the time a new Base Fuel Cost becomes effective. To illustrate, the Base Fuel Cost effective from 2023 is the average of the fuel prices from December 2021 to November 2022. The Base Fuel Cost can be adjusted upon the revision of the electricity tariff as a whole. On the other hand, the Actual Fuel Cost is the past three-month average fuel price of the same fuels we use to measure the Base Fuel Cost. The past three-month average fuel price is measured by taking the average of monthly fuel prices from three months in between four and one month prior to the time the Fuel Cost Adjusted Charge is updated. To illustrate, for the first quarter of 2023, we used the fuel costs for September, October and November 2022 to calculate the three-month average fuel price.

The quarterly-adjusted Fuel Cost Adjusted Charge has built-in limits in view of price stability and other public policy considerations. First, there is a limit on any change in the Unit Price of the Fuel Cost Adjusted Charge to be no less than Won ±1 per kilowatt-hour. In other words, any change less than Won ±1 per kilowatt-hour will not be reflected. However, such limit does not apply if it is the first quarter during which the Base Fuel Cost has been newly updated. Separately, the Won ±3 per kilowatt-hour limit that previously existed to limit any change in the Unit Price of Fuel Cost Adjusted Charge to be no greater than Won ±3 per kilowatt-hour as compared to the preceding quarter was repealed since the third quarter of 2022 on account of high volatility in recent global fuel prices. Second, the Unit Price of the Fuel Cost Adjusted Charge that exceeds Won ±5 per kilowatt-hour will not be reflected. In other words, the maximum adjustment that can be incorporated to the Unit Price of the Fuel Cost Adjusted Charge is equal to Won ±5 per kilowatt-hour from the Base Fuel Cost that is in effect. For example, in the second quarter of 2023, the Unit Price of the Fuel Cost Adjusted Charge was Won 6.8 per kilowatt-hour, meaning the Actual Fuel Cost was higher than the Base Fuel Cost by Won 6.8 per kilowatt-hour, but after being subjected to the limit of Won ±5 per kilowatt-hour, the Unit Price of the Fuel Cost Adjusted Charge came out to be Won 5.0 per kilowatt-hour.

However, our ability to pass on fuel and other cost increases to our customers may be limited due to the regulation of the Government on the rates we charge for the electricity we sell to our customers. In addition to the built-in limits described in the preceding paragraph, the new tariff system gives discretion to the Government to not wholly or partially adjust the quarterly Fuel Cost Adjusted Charge in case of extenuating circumstances, as determined by the Government. For example, in the second and third quarter of 2021, although the Unit Price of the Fuel Cost Adjusted Charge was Won –0.2 and Won 0.0 per kilowatt-hour respectively, the Government notified us to keep it at the same Won –3.0 per kilowatt-hour as the first quarter of 2021. In the fourth quarter of 2021, we increased the Unit Price of the Fuel Cost Adjusted Charge from Won –3.0 to Won 0.0 per kilowatt-hour. In the first and second quarters of 2022, although the Unit Price of the Fuel Cost Adjusted Charge as calculated should have been Won 3.0 per kilowatt-hour as the quarterly limit of Won ±3 per kilowatt-hour had existed back then, the Government notified us to keep it at the same Won 0.0 per kilowatt-hour as the fourth quarter of 2021. The Government cited different policy reasons for withholding the application of the quarterly Fuel Cost Adjusted Charge in the past but one of the more consistent reasons has been alleviating the hardship caused by the prolonged economic effects of COVID-19 pandemic. As the quarterly limit of Won ±3 per kilowatt-hour was repealed in the third quarter of 2022 and with the approval by the Government, we ultimately increased the Unit Price of the Fuel Cost Adjusted Charge to Won 5.0 per kilowatt-hour in the third quarter of 2022, which was the maximum amount allowed in 2022 under the Won ±5 per kilowatt-hour limit. From then to the second quarter of 2023, the Unit Price of the Fuel Cost Adjusted Charge has been kept at Won 5.0 per kilowatt-hour.

Also, because the Fuel Cost Adjusted Charge takes into account the fuel prices posted by Korea Customs Service, there may still be a mismatch in value between the actual prices the domestic generation companies pay for their fuels in the open market and the adjustment that can be made through the Fuel Cost Adjusted Charge. The domestic generation companies include not only our generation subsidiaries but also independent power producers that are not affiliated with us and we do not have access to fuel costs incurred by the independent power producers. As such, we use fuel prices posted by Korea Customs Service, which are easily accessible to our customers, for calculating the Fuel Cost Adjusted Charge.

Due to the likelihood of the Actual Fuel Cost being substantially over the built-in limits of the new tariff system and the Government’s discretion not to wholly or partially adjust the quarterly Fuel Cost Adjusted Charge in case of extenuating circumstances, there may be certain portions of the fuel costs that cannot be charged to our customers, even though those portions should have been included in the Fuel Cost Adjusted Charge. In such cases, we may accumulate such portions and reflect them in the Total Comprehensive Cost, which we use to calculate the Base Charge and the Usage Charge of the tariff. The Base Charge and the Usage Charge that are derived from the Total Comprehensive Cost need to be approved by the Government before they can be revised. The Government may, from time to time, consider different policy objectives to regulate the time and magnitude of such revision of the Base Charge and the Usage Charge of the electricity tariff. Therefore, changes in the fuel costs may not be timely or fully reflected even through the Usage Charge of the tariff where they would typically be reflected. Recently, to reflect the rise in the Base Fuel Cost, the Usage Charge needed to increase by Won 9.8 per kilowatt-hour from January 2022. With the approval by the Government, we increased the Usage Charge by Won 4.9 per kilowatt-hour on April 1, 2022 and October 1, 2022 respectively, which resulted in a total increase of Won 9.8 per kilowatt-hour. Such increases were spread out into two rounds to relieve people’s hardship including the prolonged effects of COVID-19 pandemic. In addition, in October 2022, we increased the Usage Charge of the tariff by Won 7.0 to Won 11.7 per kilowatt-hour on industrial and commercial consumers and by Won 2.5 per kilowatt-hour on all other consumers, reflecting additional accumulated fuel cost rises. In January 2023, with the approval by the Government, we increased the Usage Charge by Won 11.4 per kilowatt-hour to reflect a portion of the increase in the Base Fuel Cost. The Government announced in its economic policy direction statement for 2023 that it will work towards normalizing the tariff in stages so that our cumulative deficit is resolved by 2026. However, there is no assurance on whether such announcement will be realized or how long it will take to be realized.

Also, the new tariff system introduced an additional component to the tariff called a climate/environment related charge (the “Climate/Environment Related Charge”). Previously, our climate and environment costs were embedded in the Usage Charge component of the tariff and our consumers could not discern the exact magnitude of such costs. By separating it out as an independent component, we intend to provide more information and transparency to our customers while having the flexibility to adjust it in alignment with the underlying costs. The Climate/Environment Related Charge for the coming year is calculated by multiplying (i) our total estimated costs of complying with the Renewable Portfolio Standard program, the Greenhouse Gas Emission Trading System and the coal-fired generation reduction program for the current year, and then dividing it by the electricity sales projected for the coming year (the “Climate/Environment Related Base Rate”), and (ii) the amount of electricity consumed. The value of the Climate/Environment Related Base Rate for 2022 was Won 7.3 per kilowatt-hour. In accordance with the tariff increase plan we announced in December 2022, we further reflected increased environmental costs in 2023 to raise the Climate/Environment Related Base Rate by Won 1.7 to Won 9.0 per kilowatt-hour. The Climate/Environment Related Charge is planned to be adjusted every year by reflecting the change in climate and environment-related costs but the Government may change the date of adjustment in consideration of different policy objectives. If there are discrepancies between our costs and the Climate/Environment Related Charge, we may accumulate such discrepancies and reflect them in our Total Comprehensive Cost. However, the electricity rate based on the Total Comprehensive Cost needs to be approved by the Government to be revised.

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

Our current tariff schedule reflecting the adjustments outlined above and effective from January 1, 2023 is summarized below by the type of usage:

•

Industrial. The monthly Base Charge varies from Won 5,550 per kilowatt to Won 9,810 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy Usage Charge varies from Won 71.5 per kilowatt-hour to Won 221.4 per kilowatt-hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

•

Commercial. The monthly Base Charge varies from Won 6,160 per kilowatt to Won 9,810 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy Usage Charge varies from Won 75.5 per kilowatt-hour to Won 221.4 per kilowatt-hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

•

Residential. The monthly Base Charge varies from Won 730 for electricity usage of less than 200 kilowatt-hours to Won 7,300 for electricity usage in excess of 400 kilowatt-hours. During the months of July and August each year, the usage ceiling for the first two tiers of rates is increased from 200 kilowatts to 300 kilowatts for the first tier and from 400 kilowatts to 450 kilowatts for the second tier. Residential tariff also includes an energy Usage Charge ranging from Won 97.0 to Won 299.3 per kilowatt-hour for electricity usage depending on the amount of usage and voltage. During the peak usage periods during summer and winter, namely the months of July and August and December to February, a higher energy Usage Charge of Won 728.2 per kilowatt-hour applies to residential consumers whose monthly electricity consumption exceeds 1,000 kilowatts hour. In accordance with the new tariff system, residents may also opt for our new seasonal and hourly tariff schedule as an alternative. Under the new schedule, the monthly Base Charge is Won 4,310 per kilowatt. The Usage Charge varies from Won 117.8 per kilowatt-hour to Won 212.5 per kilowatt-hour depending on season and time of the day.

•

Educational. The monthly Base Charge varies from Won 5,230 per kilowatt to Won 6,980 per kilowatt depending on the voltage used and the rate option. The energy Usage Charge varies from Won 62.5 per kilowatt-hour to Won 179.1 per kilowatt-hour depending on the voltage used, the season and the rate option.

•

Agricultural. The monthly Base Charge varies from Won 360 per kilowatt to Won 1,210 per kilowatt depending on the type of usage. The energy Usage Charge varies from Won 32.7 per kilowatt-hour to Won 53.0 per kilowatt-hour depending on the type of contract, the voltage used and the season.

•

Street-lighting. The monthly Base Charge is Won 6,290 per kilowatt and the energy Usage Charge is Won 104.6 per kilowatt-hour. For electricity capacity of less than 1 kilowatt or for places where the installation of the electricity meter is difficult, a fixed rate of Won 44.3 per watt applies, with the minimum monthly charge of Won 1,220.

In 2001, as part of implementing the Restructuring Plan, the Ministry of Trade, Industry and Energy established the Electric Power Industry Basis Fund to enable the Government to take over certain public services previously performed by us. In 2022, 3.7% of the tariff we collected from our customers was transferred to this fund prior to recognizing our sales revenue.

Power Development Strategy

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity based on the Basic Plan, which is generally revised and announced every two years by the Government. In January 2023, the Government announced the Tenth Basic Plan which is effective for the period from 2023 to 2036. The Tenth Basic Plan focuses on (i) establishing practical and balanced mixture of power sources and (ii) optimizing nuclear power sources while minimizing coal-fired power sources and developing eco-friendly power sources. The Tenth Basic Plan includes the following specific measures: (i) construction of nuclear power plants Shin-Hanul #3 and 4 would resume and operation of ten other nuclear generation units including Kori #2 may continue beyond their original retirement dates in or before 2030 subject to KHNP’s intention and only upon the NSSC’s approval following a satisfactory safety evaluation; as a result, nuclear generation capacities will increase from 26.1 gigawatts in 2023 to 31.7 gigawatts by 2036, (ii) 28 decrepit coal-fired power plants of which capacities are 14.1 gigawatts, will be retired and converted into using LNG instead, decreasing coal generation capacities from 40.2 gigawatts in 2023 to 27.1 gigawatts by 2036 and expanding LNG generation capacities from 43.5 gigawatts in 2023 to 64.6 gigawatts by 2036 as a consequence, (iii) domestic renewable energy generation capacity will be expanded from 32.8 gigawatts in 2023 to 108.3 gigawatts by 2036 with a practical forecasts, and (iv) carbon-free power sources such as hydrogen-LNG and ammonia-coal blended combustion will be utilized to achieve 2050 carbon neutrality. The introduction of such carbon-free power sources can minimize stranded assets i.e., assets that have become obsolete or non-performing, by recycling existing coal-fired power plants and system facilities connected thereto. Hydrogen and ammonia blended power generation is expected to reach 47.4 terawatt-hour in 2036, accounting for 7.1% of the total annual power generation.

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

The Ministry of Trade, Industry and Energy is currently preparing the Fourth Basic National Energy Plan to be announced in 2024. The Government inaugurated in May 2022 announced the draft direction of the new government’s energy policy in July 2022 that set the following five fundamental basis for the Fourth Basic National Energy Plan: first, redefining a feasible and rational energy mix; second, establishing strong resource and energy security; third, improving efficiency of energy demand and restructuring the energy market based on market principles; fourth, promoting the development and export of new energy businesses; and finally, strengthening energy welfare and the applicability of relevant policies. Through this policy direction, we hope to promote balanced development in nuclear power, renewable energy, and hydrogen energy nationwide, which will decrease the proportion of energy generated from fossil fuels.

We cannot assure that the Tenth Basic Plan, the Third and Fourth Basic National Energy Plan or the respective plans to be subsequently adopted will successfully achieve their intended goals, the foremost of which is to ensure, through carefully calibrated capacity expansion and other means, balanced overall electricity supply and demand in Korea at to end users while promoting efficiency and environmental friendliness in the consumption and production of electricity. If there is significant variance between the projected electricity supply and demand considered in planning our capacity expansions and the actual electricity supply and demand or if these plans otherwise fail to meet their intended goals or have other unintended consequences, this may result in inefficient use of our working capital, mispricing of electricity and undue financing costs on the part of us and our generation subsidiaries, among others, which may have a material adverse effect on our results of operations, financial condition and cash flows.

Capital Investment Program

The table below sets forth, for each of the years ended December 31, 2020, 2021 and 2022, the amounts of capital expenditures for the construction of generation, transmission and distribution facilities.

2020		2021		2022
(In billions of Won)
~~W~~	15,485	~~W~~	13,964	~~W~~	13,886

The table below sets forth the currently estimated installed capacity for new or expanded generation units to be completed by our generation subsidiaries in each year from 2023 to 2026 based on the Tenth Basic Plan, as amended.

Year	Number of Units	Type of Units	Total Installed Capacity
			(Megawatts)
2023	1	Nuclear power	1,400
	1	LNG-combined	495
	27	Renewables	300

Year	Number of Units	Type of Units	Total Installed Capacity
			(Megawatts)
2024	1	Nuclear power	1,400
	1	LNG-combined	597
	2	Renewables	102
2025	1	Nuclear power	1,400
	2	LNG-combined	1,062
	1	Renewables	22
2026	6	LNG-combined	3,681
	To be determined	Renewables	To be determined

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

The table below sets forth, for the period from 2023 to 2025, the budgeted amounts of capital expenditures pursuant to our capital investment program, which primarily consist of budgets for the construction of generation, transmission and distribution facilities and, to a lesser extent, renewable energy generation and new energy industry projects. The budgeted amounts may vary from the actual amounts of capital expenditures for a variety of reasons, including, among others, the implementation of the Tenth Basic Plan currently in place, changes in the number of units to be constructed, the actual timing of such construction, changes in rates of exchange between the Won and foreign currencies and changes in interest rates.

	2023		2024		2025		Total
	(in billions of Won)
Generation(1):
Nuclear	~~W~~	4,280	~~W~~	3,763	~~W~~	3,994	~~W~~	12,038
Thermal		3,386		3,876		4,786		12,048
Renewables and others		1,014		557		655		2,225

Sub-total		8,680		8,196		9,435		26,311

Transmission and Distribution:
Transmission		3,301		3,129		3,491		9,922
Distribution		3,649		3,629		3,515		10,792

Sub-total		6,950		6,758		7,006		20,714

Others(2)		1,297		1,352		1,467		4,116

Total	~~W~~	16,927	~~W~~	16,306	~~W~~	17,908	~~W~~	51,141

Notes:

(1)	The budgeted amounts for our generation facilities are based on the Ninth Basic Plan, as amended.
(2)	Principally consists of investments in telecommunications and new energy industry projects, among others.

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

Furthermore, as a measure to address the high level of particulate matter pollution, in October 2018, the Government introduced a pilot regulation to lower the output of 35 coal-fired generation units to approximately 80% of their capacity that emit more than a certain amount of particulate matter. The regulation was formally implemented in January 2019, targeting 40 coal-fired power plants with high emissions of particulate matter. From March to June 2019, the scope expanded to cover 60 units in total. In addition, coal-fired generation units originally scheduled for preventive maintenance during the second half of 2019 were required to undertake such maintenance earlier in the spring of 2019. In November 2019, the Government pursued a reduction of coal-fired generation units in order to implement the Special Measures to Respond to the High Concentration Period (December to March) of Particulate Matter. We plan to continue to participate in the effort to reduce the particulate matter emissions from coal-fired generation units, not only during the winter but also during the spring. For example, from December 2022 to March 2023, up to 9 coal-fired generation units were shut down, with a maximum of 36 coal-fired generation units subject to a cap of 80% on the output within the remaining reserve capacity range. Additionally, the Government adjusted the schedule to close down two decrepit coal-fired generation units (Boryeong #1 and #2), which were shut down in December 2020. Also, other coal-fired generation units, Samcheonpo #1 and #2, were shut down in May 2021 and Honam #1 and #2 units in December 2021. According to the Tenth Basic Plan announced in December 2022, the total coal-fired power plant capacity in 2036 will decrease to 27.1 gigawatts from 40.2 gigawatts in 2023, and its percentage of total power generation capacity will decrease to 11.3% in 2036 from 27.1% in 2023. While such measures may be subject to change, we expect to incur significant costs of complying with such measures, including in connection with more stringent particulate matter pollution regulations, retrofitting and overall replacement of environmental facilities.

We have financed, and plan to finance in the future, our capital investment programs primarily through net cash provided by our operating activities and financing in the form of debt securities and loans from domestic financial institutions, and to a lesser extent, borrowings from overseas financial institutions. In addition, in order to prepare for potential liquidity shortage, we maintain several credit facilities with financial institutions in the aggregate amounts of Won 7,184 billion and US$1,385 million on a consolidated basis, the full amount of which was available as of December 31, 2022. We, KHNP, KOMIPO and KOWEPO also maintain global medium-term note programs in the aggregate amount of US$21 billion, of which approximately US$13 billion remains currently available for future drawdown. See also Item 5.B. “Liquidity and Capital Resources—Capital Resources.”

Environmental, Social and Governance Programs

With the ESG Promotion Strategy established in 2022, we set the direction and strategic goals to advance the sectoral strategies in each of environment, social, governance to reflect environmental changes and strengthen infrastructure for the achievement of the strategies. To reach the ESG vision and strategic goals, we have identified strategic tasks for each sector of environment, social, governance and will continue to work on them in the future.

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

We continuously endeavor to contribute to sustainable growth (whether as an economy, a society or an ecosystem) by actively taking actions that befit our social responsibility as a corporate citizen in the energy industry. For example, in 2005, we became the first public company in Korea to join the United Nations Global Compact, an international voluntary initiative designed to hold a forum for corporations, United Nations agencies, labor and civic groups to promote reforms in economic, environmental and social policies. As part of our involvement with such initiative, we issue an annual report named the “Sustainability Report” to disclose our activities from the perspectives of economy, environment and society, in accordance with the reporting guidelines of the Global Reporting Initiative, the official collaborating center of the United Nations Environment Program that works in cooperation with United Nations Secretary General. We recognize the interest in ESG within the investors’ community and are continuously pursuing safe and clean energy supply and distribution by reducing greenhouse gas emissions and enhancing our ability to respond to climate change, the details of such efforts provided through periodic sustainability reports. In addition, from 2020, we made detailed disclosures on our sustainability reports in accordance with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) and the standards of the Sustainability Accounting Standards Board (SASB) regarding our activities in response to the global climate crisis and our efforts to transition into safe and clean energy sources. In 2022, we published an integrated report on the domestic and international sustainable management performance of us and our six generation subsidiaries.

In recognition of our efforts and achievements to reduce greenhouse gas emissions in response to global climate change, in May 2013, we obtained the Carbon Trust Standard certification issued by Carbon Trust, a British nonprofit organization with the goal of establishing a sustainable, low carbon economy. In 2015, we obtained recertification from Carbon Trust by satisfying even more rigorous evaluation criteria. We are also a participant of the Carbon Disclosure Project, an international organization that promotes transparency in informational disclosure of carbon management process, and from 2016 to 2021, we were recognized by the Carbon Disclosure Project and received honors in energy and utility sector. In 2022, pursuant to the Dow Jones Sustainability Indices, which measures management performance in terms of contribution to sustainability, we were selected as one of the notable companies in the Asia Pacific in the global electricity utility sector for nine years in a row from 2014.

In October 2020, we made a statement that we intend to focus on low-carbon and eco-friendly overseas projects, such as new renewable energy and combined gas power generation, and not pursue new projects in coal-fired power plants. For those overseas coal-fired power plant projects we are already engaged in, we intend to sell assets in multiple stages by analyzing the conditions of the sale, including the valuation of projects, identification of potential buyers, consultation with stakeholders and prioritization of better deals. We also aim to carry out our combined gas power generation projects only along with new technologies, such as ammonia or hydrogen blended combustion, carbon capture, utilization and storage (CCUS) etc. which are suitable to reduce carbon emissions. In the long run, we aim to achieve carbon neutrality through reorganization of our business portfolio to focus on decarbonization, renewable energy, and new businesses.

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

To achieve carbon neutrality by 2050 as announced by the Government, the Transformation sector (electricity and heating), which includes us and accounts for 37.1% of total national greenhouse gas emissions, needs to play a leading role. The Transformation sector, in particular, needs to not only increase the proportion of renewable energy such as wind and solar power, but also support carbon reduction in other sectors such as industry, transportation, and buildings by electrifying energy consumption. As we are on the top of the value chain for the power industry as a whole, we established our role and strategy to achieve carbon-neutrality. We plan to accelerate the timely connection of planned nuclear power plants, expand renewable energy through proactive system development, lead the development of core carbon-neutral technologies, and contribute to the achievement of a carbon-neutrality in the Transformation sector by improving energy efficiency.

Furthermore, we and our generation subsidiaries issued green bonds in 2020, 2021 and 2022, total issuance with the principal amount of US$800 million, US$750 million, and US$2,400 million respectively, to expand domestic and overseas renewable energy businesses and renewable energy related facilities.

The table below sets forth the number of emission control equipment installed at thermal power plants by our generation subsidiaries as of December 31, 2022.

	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP
Flue Gas Desulfurization System	14	13	11	12	13
Selective Non-catalytic Reduction System	1	—	1	—	5
Selective Catalytic Reduction System	24	25	21	36	27
Electrostatic Precipitation System	16	15	10	14	15
Low NO2 Combustion System	22	402	27	34	25

Total	77	455	70	96	85

In accordance with the Act on Allocation and Trading of Greenhouse Gas Emission Allowances, enacted in March 2013, the Government implemented a greenhouse gas emission trading system under which the Government will allocate the amount of permitted greenhouse gas emission to companies by industry and a company whose business emits more carbon than the permitted amount is required to purchase the right to emit more carbon through the Korea Exchange. The categories of allowances traded include the Korean Allowance Unit (KAU), which is the emissions allowance allocated to applicable companies by the Government; Korean Credit Unit (KCU), which is a tradable unit converted from external carbon offset certifications including the Korean Offset Credit; and Korean Offset Credit (KOC), which is the verified carbon offset credit obtained by companies for reducing carbon emissions through absorption or otherwise. The greenhouse gas emission trading system is expected to be implemented in three stages. During the first phase (2015 to 2017), the Government set up and conducted a test run of the trading system to ensure its smooth operation, allocating the greenhouse gas emission allowances free of charge. In July 2018, the Government released the allocation plan for the second phase (2018 to 2020), during which 97% of the greenhouse gas emission allowances were allocated free of charge, with 3% allocated through an auction. During the third phase (2021 to 2025), the Government expanded the scale of the system with aggressive greenhouse gas emission reduction targets and allocating 10% of the greenhouse gas emission allowances through an auction. In November 2022, the Government announced the plan to improve the greenhouse gas emission trading system, including pre-submission of allowances by the end of each year, which was originally submitted by June of the next year.

In connection with the Climate Change Response Initiatives and the 2030 National Greenhouse Gas Reduction Roadmap announced by the Government in December 2016, the Government subsequently announced the Long-term Low Greenhouse Gas Emission Development Strategies, which presents a long-term vision and national strategy for achieving carbon neutrality in 2050, and the Nationally Determined Contributions (“NDC”), which sets forth the greenhouse gas reduction targets by 2030. According to the Enforcement Decree of Framework Act on Carbon Neutrality and Green Growth to Cope with Climate Crisis established in March 2022 and the latest figures of NDC announced by the Government in October 2021, the national target level in 2030 was 436.6 million tons and represents 40% reduction as compared to 2018 and the target emission level for the Transformation sector (electricity and heating) as a whole which we are the part of was 149.9 million tons and represents 44.4% reduction as compared to 2018. In October 2021, with an official commitment of the Government to strive to achieve Korea’s carbon neutrality in 2050, the carbon neutrality committee set up by the Government also deliberated and proposed two 2050 carbon neutrality scenarios, all of which aim to achieve net-zero domestic carbon dioxide emissions by 2050. Scenario A will completely suspend thermal power generation, while scenario B will actively utilize technologies such as carbon capture, utilization and storage (CCUS) while allowing some thermal power generation to continue. Following the National Basic Plan for Carbon Neutrality & Green Growth enacted in April 2023, the Government has mandated annual sector-specific greenhouse gas reduction targets for the next 20 years from 2023 to 2042 and measures to achieve such targets to be formulated and implemented every five years. In terms of the NDC, the national target emission level remained unchanged but the latest target emission level in 2030 of Transformation sector increased to 145.9 million tons, which represents 45.9% compared to 2018 emission level.

Adhering to such emission and greenhouse gas reduction requirement may result in significant additional compliance costs. For example, the daily market price of the KAUs traded through the Korea Exchange was Won 8,640 per ton in early 2015, and the price has increased continuously thereafter, reaching its peak price at Won 42,500 per ton on April 2, 2020. Since then, the price has decreased and, as of March 31, 2023, the price has been formed around Won 14,650 per ton.

The table below sets forth the amount of annual emission from all generating facilities of our generation subsidiaries for the periods indicated. The amount of CO2 emissions is expected to decrease in the long-term, principally due to an increased use of LNG on account of the fact that 28 decrepit coal-fired power plants with total capacity of 14.1 gigawatts are scheduled to be retired and converted into LNG-fired power plants before the end of 2036, an increased use of renewable energy and the implementation of the greenhouse gas emission trading system.

Year(1)	SOx (g/MWh)	NOx (g/MWh)	TSP(2) (g/MWh)	CO2 (kg/MWh)
2018	120	146	7	516
2019	92	118	6	494
2020	61	77	4	445
2021	57	68	4	437

Notes:

(1)	The amounts of annual SOx, NOx and TSP emission for 2020 and 2021 are expected to be determined once the national statistics are confirmed.
(2)	“TSP” means Total Suspended Particles.

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

The following table sets forth the generation capacity and generation volume in 2022 of our generation facilities that are powered by renewable energy sources.

	Generation Capacity (megawatts)	Generation Volume (gigawatt-hours)
Hydraulic Power(1)	651	1,328
Wind Power	168	219
Solar Energy	284	354
Fuel Cells	421	2,470
Others	1,092	5,419

Subtotal	2,616	9,790
As percentage of total(2)	3.16%	2.40%

Notes:

(1)	Excluding generation capacity and volume of pumped storage, which is generally not classified as renewable energy.
(2)	As a percentage of the total generation capacity or total generation volume, as applicable, of us and our generation subsidiaries.

In order to deal with shortage of fuel and other resources and also to comply with various environmental standards, in 2012 the Government adopted the Renewable Portfolio Standard program, which replaced the Renewable Portfolio Agreement which had been in effect from 2006 to 2011. Under this program, each of our generation subsidiaries is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy or, in case of a shortfall, purchase a corresponding amount of a Renewable Energy Certificate (a form of renewable energy credit) from other generation companies whose renewable energy generation surpass such percentage. The target percentage was 5.0% in 2018, 6.0% in 2019, 7.0% in 2020, 9.0% in 2021 and 12.5% in 2022. Fines are to be levied on any subsidiary that fails to do so in the prescribed timeline. In 2021, all six of our generation subsidiaries met the target through renewable energy generation and/or the purchase of a Renewable Energy Certificate. Compliance by our generation subsidiaries of the 2022 target is currently under evaluation, and if any generation subsidiary is found to have failed to meet the target for 2022 or for subsequent years, such generation subsidiary may become subject to fines. Additionally, as the target percentage is subject to change, changes to the target percentage may result in additional expenses for our generation subsidiaries. From October 2021, an amendment to the Act on the Promotion of the Development, Use, and Diffusion of New and Renewable Energy became effective to raise the upper limit of the target percentage even higher to 25% from the previous threshold of 10%. In January 2022, the Enforcement Decree of the above law was amended to set out the target percentage to gradually increase the annual upper limit of target percentage to 14.5% in 2023, 17.0% in 2024, 20.5% in 2025 in order to raise the upper limit of target percentage to 25% in 2026. However, as the Tenth Basic Plan decreased the target rate of domestic renewable energy generation in 2030 from 30.2% to 21.6%, on January 13, 2023, an amended bill to the Enforcement Decree has been introduced, proposing to change the target rate for each year from 2023 to 2027 as listed in the table below and to reach the upper limit of target percentage to 25% after 2030, delaying the target from the last amendment to achieve 25% in 2026 aligned with the Tenth Basic Plan.

	2023	2024	2025	2026	2027
Target Percentage under Renewable Portfolio Standard	13.0%	13.5%	14.0%	15.0%	17.0%

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

In line with the spread of RE100, a global campaign by companies around the world to cover 100% of their electricity use with renewable energy by 2050, the Government introduced its own version of RE100 that allows companies and other consumers to choose energy sources from which their electricity is generated. In order for a domestic company to participate in RE100, it needs to enter into either a third-party PPA or a direct PPA, or general and industrial customers may also purchase renewable energy through us in a competitive bidding process and be issued with a certificate of use of renewable energy, which we refer to as the green premium system. On June 21, 2021, the Ministry of Trade, Industry and Energy announced the “Guidelines on Third-Party Power Purchase Agreements for Renewable Energy Generation” that stipulated the method of transaction of renewable energy power among third parties. The relevant legislation for the direct PPA was enacted in the National Assembly in March 2021 and has been in force since October 2021. The Ministry of Trade, Industry and Energy finalized and announced detailed guideline for direct PPA in September 2022. As of March 31, 2023, there are four third-party PPAs with total contracted capacity of 9.5 megawatts and one direct PPA with total contracted capacity of 2.3 megawatts, which are effective under related law and guideline. If there is an expansion in the use of direct PPA, it may adversely affect our market share in electricity sales. In addition to the PPA, the green premium system started in January 2021 and we, on behalf of Korea Energy Agency, are in charge of managing the bidding for renewable energy, receiving bid prices from winning companies, issuing a certificate of use of renewable energy to companies on a quarterly basis and receiving fees from Korea Energy Agency for our service.

Following the amendment to the Hydrogen Economy Promotion and Hydrogen Safety Management Act in June 2022 and its Enforcement Decree in December 2022, the Minister of Trade, Industry and Energy has designated KEPCO and other entities under Community Energy System as the buyers of hydrogen-generated electricity. We will be required to enter into contract with a hydrogen-generation business entity who is selected as the contractor after competitive bidding.

The bidding market is comprised of the general hydrogen market and the clean hydrogen power generation market, as categorized based on the type of fuel used. In consideration of the current ecosystem in which fuel cells are used, the general hydrogen power generation market is open to all kinds of hydrogen plants including plants using extracted or by-product hydrogen. On the other hand, the clean hydrogen power generation market is a market where only generators using clean hydrogen plants are allowed to participate. Clean hydrogen is categorized into carbon-free hydrogen, low-carbon hydrogen, and low-carbon hydrogen compounds (including ammonia) according to greenhouse gas emissions in the production and import procedure of hydrogen. The system for certifying clean hydrogen plants will be put in place based on criteria, such as the amount of carbon dioxide emissions, set by relevant enforcement ordinances. The bidding market commences two years earlier in the general hydrogen market and three years earlier in the clean hydrogen market as compared to the actual commercial operation of plants and consequent purchases of power. In March 2023 but prior to the official announcement becoming effective, the Government notified the bidding volume for the period from 2023 to 2025 in accordance with the Tenth Basic Plan, as shown in the table below.

	Year of bidding market commencement
	2023		2024		2025
	Year of commercial operation commencement	Volume (GWh)	Year of commercial operation commencement	Volume (GWh)	Year of commercial operation commencement	Volume (GWh)
General hydrogen market	2025	1,300	2026	1,300	2027	1,300
Clean hydrogen market	—	—	2027	3,500	2028	3,000

The amount of hydrogen-generated electricity to be purchased by us will be determined by the Minister of Trade, Industry and Energy, taking consideration of the Basic Plan Relating to the Long-Term Supply and Demand of Electricity and Hydrogen Economy Implementation Basic Plan, within 10% of the aggregate domestically generated energy of the previous year. The Minister shall allow us to reflect the cost arising from the purchase of hydrogen energy into the electricity tariff pursuant to the above Act but a detailed method has not been specified yet.

Social Programs

Our management establishes and implements a safety plan at the beginning of each year and passes resolutions on the board of directors. Pursuant to the plan, we introduced preventive measures against three major disasters, namely, electronic shock, falling and crash.

Especially for the above three major disasters, special measures have been taken to prevent such accidents as follows. To prevent workers from electric shock, a direct live wire method in which workers directly touch an electric wire was eliminated and completely converted to an indirect live wire method excluding any direct touch with an electric wire. To completely separate possible causes of electric shock from workers, we adopted a method to temporarily cut off electricity at working sites. And to prevent falling, we prohibited workers from climbing electric poles by themselves and instead workers should use high-altitude work vehicles such as insulated bucket truck. In addition, workers should put in anti-slip supports under the wheels while parking the insulated bucket truck to prevent the crushes.

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

Under the Act for Compensation and Support for Areas Adjacent to Transmission and Substation Facilities, activities required to be undertaken under the Act are funded partly by the Electric Power Industry Basis Fund (see “—Sales and Customers—Electricity Rates”) and partly by KHNP as part of its budget. KHNP is required to make annual contributions to the affected local communities in an amount equal to Won 0.25 per kilowatt-hour of electricity generated by its nuclear generation units during the one-year period before the immediately preceding fiscal year, Won 5 million per thousand kilowatts of hydroelectric generation capacity and Won 0.5 million per thousand kilowatts of pumped-storage generation capacity. In addition, under Korean tax law, KHNP is required to pay local tax levied on its nuclear generation units in an amount equal to Won 1 (effective January 1, 2015, which reflects an increase from the previous Won 0.5 per kilowatt-hour of their generation volume in the affected areas) and Won 2 per 10 cubic meters of water used for hydroelectric generation.

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

Upon relocation of our corporate headquarters in November 2014, we developed and established Bitgaram Energy Valley as a smart energy hub city in Gwangju and Jeollanam-do, to attract and facilitate the growth of start-ups and research institutions related to new energy industries while contributing to the local economy, balanced regional development and job creation. To achieve this goal, through industry-academic cooperation including partnerships with the Korea Institute of Energy Technology and the Korea Institute of Energy Research, we support the R&D efforts of companies, develop new technologies, and publish R&D results. We also seek to create new growth engines by assisting innovative companies with their technology development and commercialization as they enter the global market. As of December 31, 2022, we have signed agreements with 592 companies relating to investments in the Bitgaram Energy Valley, outperforming our target in 2022 of 590 companies. We are currently developing Bitgaram Energy Valley to establish a spontaneous industrial ecosystem, which will contribute to the power industry as well as the national economy.

Additionally, we continue to pursue businesses that promote co-prosperity with small and medium-sized enterprises (SMEs), such as cultivating startups, exploring for cooperative R&D projects with SMEs, and supporting export business. We also strive to strengthen the fundamental self-reliance of SMEs with continuous engagement, through improving their productivity, training specialists and also financial supports. In addition, by operating the ‘SMEs Energy Technology Market’, we are promoting cooperation between energy-related public institutions and SMEs. As for the major accomplishments in 2022, they include supporting 20 energy startups and discovering 16 collaborative R&D projects.

Governance

We operate a risk management system to prevent possible risks in advance and effectively respond to them. The audit committee under the board of directors conducts audits of accounting and major management tasks and evaluates the operational status of the internal accounting management system. Since 2020, the ESG committee has also been established and operated under the board of directors to manage non-financial risks associated with environment, social, and governance issues.

We set up an ethical management system that fits our management needs in order to set up a system for managing ethically that is both systematic and effective. We provide the basic principles of conduct through ethical guidelines such as the Code of Ethics and the Code of Conduct, establish step-by-step strategies for the ethical management of our vision and management policies, and engage in relevant activities. See also Item 16.B. “Code of Ethics.”

See also Item 16.G. “Corporate Governance” for a further description of independence, diversity of our board and other committees thereunder.

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

KHNP implements comprehensive programs to monitor, ensure and improve safety of nuclear power plants. In order to enhance nuclear safety through risk-informed assessment, KHNP conducts probabilistic safety assessments, including for low power-shutdown states, for all its nuclear power plants. In order to systematically verify nuclear safety and identify the potential areas for safety improvements, KHNP performs periodic safety reviews on a 10-year frequency basis for all its operating units. These reviews have been completed for all of our nuclear power plants once or more. In order to enhance nuclear safety and plant performance, KHNP has established a maintenance effectiveness monitoring program based on the maintenance rules issued by the United States Nuclear Regulatory Commission, which covers all of KHNP’s nuclear power plants in commercial operation.

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

KHNP conducts various activities to enhance nuclear safety such as quality assurance audits and reviews by the KHNP Nuclear Review. KHNP maintains a close relationship with international nuclear organizations in order to enhance nuclear safety. KHNP invites international safety review teams such as the World Association of Nuclear Operators (“WANO”) Peer Review Team to its nuclear plants for purposes of meeting international standards for independent review of its facilities. KHNP actively exchanges relevant operational information and technical expertise with its peers in other countries. For example, KHNP conducted WANO Pre-Startup Peer Reviews for Shin-Hanul #1 unit in 2022. The recommendations and findings from this event were shared with KHNP’s other nuclear plants to implement improvements at such plants. In addition, KHNP has applied for the Operational Safety Review Team at the International Atomic Energy Agency to conduct a mission at Saeul #1 and #2 (formerly named as Shin-Kori #3 and #4) units in the second half of 2022. The purpose of such application was to ensure that KHNP nuclear generation units reflect the global safety standards.

The average level of radiation dose per unit amounted to a relatively low level of 0.25 man-Sv in 2022, which was substantially lower than the global average of 0.58 man-Sv/year in 2022 as reported in the WANO performance indicator report.

In response to the damage to the nuclear facilities in Japan as a result of the tsunami and earthquake in March 2011, the Government conducted additional safety inspections on nuclear power plants by a group of experts from governmental authorities, civic groups and academia. As a result of such inspections, the Government required KHNP to perform 46 comprehensive safety improvement measures. As of December 31, 2022, KHNP has completed implementation of 45 measures and will implement the one remaining measure by

2024. The Government also established the Nuclear Safety & Security Commission in October 2011 for neutral and independent safety appraisals. KHNP developed ten additional measures through benchmarking of overseas cases and internal analysis of current operations. As of December 31, 2022, KHNP has completed implementation of nine measures and will implement the one remaining measure by 2023.

From time to time, our nuclear generation units may experience unexpected shutdowns. For example, on September 12, 2016, multiple earthquakes including a magnitude 5.8 earthquake hit the city of Gyeongju, a home to KHNP’s headquarters and Wolsong Nuclear Power Plants. Although there was no material safety issues, KHNP had manually stopped the operations of Wolsong #1, #2, #3, and #4 units according to the safety guidelines. All units have resumed their operations on December 5, 2016, with the approval by the Nuclear Power Safety Commission. KHNP finished implementing measures to improve the safety by reinforcing seismic capability of its core facilities and performing stress tests across all its nuclear power plants. In 2018, KHNP finished the implementation of such measures for 24 units and enhanced seismic capability of the core facilities to withstand a magnitude 7.0 earthquake (6.5 before implementation). As for the units under construction, Saeul #3 and 4 (formerly named as Shin-Kori #5 and #6), the core facilities will be able to withstand a magnitude 7.4 earthquake.

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

In 2009, the Radioactive Waste Management Act (“RWMA”) was enacted in order to centralize management of the disposal of SNFs and LILW and enhance the security and efficiency of related management processes. The RWMA designates KORAD to manage the disposal of SNFs and LILW. Pursuant to the RWMA, the Government has established the Radioactive Waste Management Fund. The management expense for LILW is paid when LILW is transferred to KORAD, and the charge for SNFs is paid based on the quantity generated every quarter. LILW-related management costs and charges for SNFs are reviewed by the Ministry of Trade, Industry and Energy every two years. In January 2022, after the review by the committee composed of Government officials, KHNP, KORAD and experts in finance and accounting, LILW-related management costs were decreased while charges for SNFs remained the same. The change in LILW-related management costs caused a decrease in KHNP’s expenses relating to radioactive waste.

Three bills relating to the disposal of SNFs were proposed by the National Assembly as of the end of 2022. Currently, the National Assembly Standing Committee is examining the above bills as a merged bill. These three bills include the plan for construction and operation for an intermediate storage facility and a disposal facility, and an on-site SNFs storage facility on nuclear power plants.

In addition, in February 2021, in accordance with the Government’s guidelines for strengthening the safety of nuclear power plants, the period for verifying seismic resilience of major equipment was extended. In light of the fact that forced efforts to shorten the process could endanger the workers, the construction periods of Saeul

#3 and #4 (formerly named as Shin-Kori #5 and #6) units have been extended by twelve months and nine months to complete their construction in 2024 and 2025, respectively.

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

KHNP has accumulated decommissioning costs as a liability since 1983. The decommissioning costs of nuclear facilities are defined by the Radioactive-Waste Management Act, which requires KHNP to credit annual appropriations separately. These costs are estimated based on studies conducted by the relevant committees, and are reviewed by the Ministry of Trade, Industry and Energy every two years. In 2022, the actual discount rates decreased and the decommissioning cost per unit increased. As of December 31, 2022, KHNP was required to accrue Won 26,302 billion for the costs of dismantling and decontaminating existing nuclear power plants, which consisted of dismantling costs of nuclear plants of Won 23,035 billion and decommissioning costs of spent nuclear fuels and radioactive waste of Won 3,267 billion.

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

We have continuously expanded our overseas projects starting with the oil-fired power plant in Malaya, the Philippines in 1995. As of the end of December 2022, we are engaged in 45 projects in 24 countries across Asia, the Middle East, Central and South America, North America, Africa, and Oceania. The total facility capacity amounts to 28,178 megawatts, comprising of 18,977 megawatts of coal-fired power, 5,600 megawatts of nuclear power, 3,601 megawatts of renewable energy.

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

In October 2020, we made a statement that we intend to focus on low-carbon and eco-friendly overseas projects, such as new renewable energy and combined gas power generation, and not pursue new projects in coal-fired power plants. For those overseas coal-fired power plant projects we are already engaged in, we intend to sell assets in multiple stages by analyzing the conditions of the sale, including the valuation of projects, identification of potential buyers, consultation with stakeholders and prioritization of better deals. We also aim to carry out our combined gas power generation projects only along with new technologies, such as ammonia or hydrogen blended combustion, carbon capture, utilization and storage (CCUS) etc. which are suitable to reduce carbon emissions. In the long run, we aim to achieve carbon neutrality through reorganization of our business portfolio to focus on decarbonization, renewable energy, and new businesses.

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

On October 20, 2016, in order to foster a long-term strategic partnership and stable management of the units’ post-construction we entered into an investment agreement with ENEC to jointly establish Barakah One PJSC, a special purpose company which will oversee the operation and management of the nuclear power plant currently being constructed in Barakah, UAE. Barakah One PJSC is mainly capitalized with loans in the amount of US$19.6 billion and equity of US$4.7 billion. We have an 18% equity interest in Barakah One PJSC, and also have an 18% equity interest in Nawah Energy Company, a subsidiary of ENEC, which will also be responsible for the operation and maintenance of the Barakah nuclear power plant. On December 20, 2018, the board of directors of KEPCO resolved to invest additional US$380 million in Barakah One PJSC. With the additional investment, KEPCO’s total capital investment amount in Barakah One PJSC is expected to be US$1.28 billion. Actual capital contribution will be made at the time when commercial operation of Unit #4 is commenced. KEPCO’s equity interest in the project is 18%, which remains unchanged. The total project cost of the construction and operation of the Barakah nuclear power plant is expected to be approximately US$29.5 billion. Barakah One PJSC successfully achieved the commercial operation of Unit #1, #2 and #3 of Barakah nuclear power plant in April 2021, March 2022 and February 2023 respectively, with an expected plant life span of 60 years. Unit #4 is in the final stages of commissioning and testing prior to first fuel load, pending receipt of the Operating License from the UAE’s nuclear regulator.

In August 25, 2022, KHNP signed a contract for the construction of turbine islands in El Dabaa nuclear power plant project in Egypt with Atomstroyexport JSC (“ASE JSC”), a subsidiary of Rosatom. ASE JSC had won an order for El Dabaa project from Egyptian Atomic Energy Agency (NPPA) in 2017 to build a nuclear power plant that consists of four reactors of which capacity is 1,200 megawatts each. KHNP will construct about 80 buildings and structures including turbine islands in four units of El Dabaa and supply equipment. The construction of the project will start in 2023 and is planned to be completed in 2029.

Non-nuclear Generation Projects

We are currently engaged in two major power projects in the Philippines: (i) ownership of a 39.96% equity interest in SPC Power Corporation, an independent power producer, and a 39.96% equity interest in two distribution companies in the Philippines, and (ii) a “build, operate and own” of a 200-megawatt CFBC coal power plant in Cebu whose construction and was completed in May 2011, followed by operation thereof until 2036. The project cost of the Cebu project was US$451 million, for which project financing on a limited recourse basis was provided. To fulfill our responsibility for carbon neutrality, we are currently pushing ahead with the plan to sell our interests in Cebu and SPC projects.

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

In March 2013, a consortium consisting of us and Marubeni, a Japanese corporation, was selected by the Ministry of Industry and Trade of Vietnam for the construction and operation of a 1,200 megawatts coal-fired power plant in Thanh Hoa province, Vietnam. We started construction in July 2018 and completed in July 2022. The plant is currently in operation and will be operated until 2048. The total project cost is expected to be US$2.5 billion, of which 24% will be funded by equity contribution and the remaining 76% by debt financing. The share capital of the special purpose entity in charge of this project is US$568 million, and we, Marubeni, and Tohoku Power hold 50%, 40%, and 10% equity interest in the consortium, respectively.

In November 2019, we entered into an Energy Conversion Agreement comprising of a PPA with the Guam Power Authority for a term of 25 years to construct and operate Ukudu gas-fired power plants in Guam, United States, including 198 megawatts gas-fired power plant and 25 megawatts energy storage facility. We and KOWEPO, hold 60% and 40% shares in the project, respectively. The total project cost is expected to be approximately US$765 million, and we expect to invest US$92 million for the equity interest. The construction of the project started on May 31, 2022, and is planned to be on line in August 2024. The completed power plants are expected to be operated as base load generators, replacing the existing old heavy fuel power plants in Guam.

In January 2020, Pulau Indah Power Plant in Malaysia, a special purpose company that we own 25% shares, received a Letter of Notification to develop 1,200 megawatts combined-cycle gas-fired power plant from the Energy Commission of Malaysia, the host entity of the project. The construction started in December 2020 and is expected to be completed by January 2024. The total project cost is expected to be approximately US$766 million, and we expect to invest approximately US$39 million for the equity interest. We signed a PPA in August 2020 with Tenaga Nasional Berhad, which will be effective from January 2024 for a period of 21 years.

On June 30, 2020, our board of directors approved our plan to invest US$51 million in the expansion of two coal-fired power plants called Java 9 and Java 10 on the Indonesian island of Java. We will invest together with PT Perusahaan Listrik Negara (“PLN”), an Indonesian state electricity company, and PT Barito Pacific Tbk., an Indonesian company. The total investment will be approximately US$3.39 billion and each of us, PLN and Barito Pacific will respectively own 15%, 51% and 34% shares in the joint venture. The joint venture will manage the construction of two planned units of 1,000 megawatt generation capacity each. The construction of Java 9 is expected to be completed in the fourth quarter of 2024 and Java 10 is expected to be completed in the first quarter of 2025. The joint venture is a party to a 25-year PPA with PLN.

On October 5, 2020, our board of directors approved our plan to invest US$203 million in the construction of Vung Ang 2 coal-fired power plant in Vietnam in exchange for 40% shares in the project. The new plant will be located in Ha Tinh Province, Vietnam, adjacent to Vung Ang 1 power plant and will consist of two units with 600 megawatts generation capacity each. We started the construction in October 2021 and the power plant is expected to be completed in 2025. Diamond Generating Asia, a subsidiary of Mitsubishi Corporation, a Japanese corporation, is the main sponsor of this project. We will operate this plant together with other co-investors for 25 years.

In September 2022, we entered into the Energy Conversion Agreement with Saudi Aramco with regard to the cogeneration plant at Jafurah, in the Kingdom of Saudi Arabia. By executing this contract, we are to build the cogeneration plant with a capacity of approximately 317 megawatts of electricity generation and 694 kilo pounds per hour of steam output. Once construction is completed, this plant will supply electricity and steam to the Jafurah gas plant for twenty years. We and Saudi Aramco hold 60% and 40% shares in the project respectively and the total project cost is approximately US$527 million which will be funded through project financing and equity investment. We launched the construction of the plant in the fourth quarter of 2022, and expect to commence the commercial operation in October 2025.

Exploration and Production Projects

We have engaged in a bituminous coal project in Bylong, Australia. In July 2015, KEPCO Bylong lodged a development application to the State Government of New South Wales (the “NSW”) of Australia. In September 2019,

Independent Planning Commission of the NSW, which is the governmental authority with the approval power, refused to accept our Bylong development application. After many rounds of legal proceedings, our request for appeal to the High Court of Australia was finally rejected in February 2022. As of December 31, 2022, we have invested approximately Won 810 billion in the Bylong project, and, as of December 31, 2022, the impairment loss in connection with the Bylong project accrued to approximately Won 541 billion. We are currently reviewing various alternative plans to minimize our business losses.

Our nuclear generation subsidiary, KHNP, is also pursuing development projects for procurements of uranium in countries including Canada, France and Niger.

Renewable Energy, Transmission & Distribution Projects

We are currently pursuing overseas projects strategically with the aims of increasing the sales and net profit from renewable energy and grid projects to diversify our businesses and actively address climate change. Specifically, we are planning to enter an offshore wind power market, increase grid investment projects and conduct large-scale CDM (Clean Development Mechanism) projects. We will expand our projects aligned with the energy transition trend toward carbon neutrality.

Since 2004, joint ventures between us and China Datang Corporation of the People’s Republic of China have built and operated a number of wind farms in Inner Mongolia, Liaoning and Gansu provinces. We own 40% of these joint ventures, whose equity in the aggregate amount is approximately US$450 million. The projects are funded one-third by equity contributions and two-thirds by debt financing. As of December 31, 2022, the joint venture operated 22 wind farms with a total capacity of 1,017 megawatts and a 7-megawatt photovoltaic power station.

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

In June 2015, we entered into a memorandum of understanding with Energy Product (“EP”), a Japanese local developer, to build, own and operate photovoltaic power station with a capacity of 28 megawatts, together with a 13.7 megawatts-hour energy storage system, in Chitose, Hokkaido prefecture in Japan. The power station, in which we own 80.1% interest, started commercial operation in July 2017. Total project cost is approximately JPY 10.9 billion, of which 20% was financed through 80:20 equity investments by us and EP. In July 2021, our 15.1% equity interest and whole equity interest of Energy Product, 19.9%, was sold to NH-Amundi. As a result, we now have 65% and NH-Amundi has 35% of the total equity interest.

In August 2016, we entered into a Purchase and Sale Agreement with Cogentrix Solar Holdings to operate a photovoltaic power station in Colorado, United States, with a capacity of 30 megawatts for 25 years. Total project cost is approximately US$85 million, of which 50.1% was financed through 50.1:49.9 equity investments by us and a private equity fund formed by us and National Pension Service. It was our first foray into the North American power market. The sale of the power plant has been completed in 2022 and the liquidation of the business is scheduled to be finished in the first half of 2023.

In June 2017, we won a project to build, own and operate a photovoltaic power station in Guam, United States, with a capacity of 60 megawatts and a 32 megawatts-hour energy storage system for 25 years. The total project cost is approximately US$183 million, and we will be financing 23% of the cost through equity investment and hold 100% of the equity interests. The remaining 77% will be funded through debt and tax equity financing. We have entered into a PPA with Guam Power Authority in August 2018. The construction of the project started in May 2020, and commercial operation has been commenced in June 2022. The entire volume of electricity generated from the power station will be purchased by Guam Power Authority for 25 years. The entire volume of electricity generated from the power station will be purchased by Guam Power Authority for 25 years.

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

In October 2019, KEPCO and Sprott Korea as a consortium entered into a Share Purchase Agreement and Shareholders Agreement with Canadian Solar INC to develop and operate a photovoltaic power station with a capacity of 294 megawatts in Mexico, including the State of Sonora, for 35 years. We invested USD 41 million in the project, and the transaction marks KEPCO’s first investment in the solar market in Mexico. The construction of the power station in Horus, Mexico was completed in November 2020 and regulatory operation was initiated in February 2023. Other power stations, Tastiota and El Mayo, are expected to start commercial operation within 2023.

In December 2021, a consortium comprising us, Japan’s Kyushu Electric Power Co., Inc. and Électricité de France (EDF) has been nominated as the successful bidder for the HVDC-VSC subsea transmission system construction and operation project of UAE announced by the Abu Dhabi National Oil Company (“ADNOC”), and clinched the deal through an international tender against numerous competitors. This project will supply power for the offshore production and operations facilities of ADNOC, by constructing and operating for 35 years a subsea transmission system along 2 routes with a total length of 259 kilometers. This mega project is worth $3.8 billion and is expected to generate a stable profit through a long-term transmission agreement with the Procurer for 35 years. The construction of the project was commenced in September 2022.

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

At the end of 2015, we supplied electricity to 254 units, including administrative agencies, support facilities and resident corporations, using a tariff structure identical to that of Korea. However, we suspended power transmission to the Gaeseong Industrial Complex since February 11, 2016 following the Government’s decision to halt operations of the industrial complex to impede North Korea’s utilization of funds from the industrial complex to finance its nuclear and missile programs. On August 14, 2018, we resumed power transmission to the facilities that are part of the Joint Liaison Office between South and North Korea but we suspended it again on June 16, 2020 in compliance with the request by the Ministry of Unification of the Korean Government. It has been reported in the media that the parties have now temporarily closed the Joint Liaison Office in accordance with the request by North Korea to stop the spread of COVID-19 and all KEPCO personnel have withdrawn from the facilities without resuming power transmission since June 16, 2020.

As of December 31, 2022, the book value of our facility located at the Gaeseong Industrial Complex was Won 13 billion. For the year ended December 31, 2022, the trade receivables related to the companies residing in Gaeseong industrial complex has been fully written-off during the year ended December 31, 2022. It is currently uncertain if we can exercise the property rights for our facility in the Gaeseong Industrial Complex. No assurance can be given that we will not experience any material losses as a result of the suspension of this project or failure of the project as a result of a breakdown or escalation of hostilities in the relationship between the Republic and North Korea. See Item 3.D. “Risk Factors—Risks Relating to Korea and the Global Economy—Tensions with North Korea could have an adverse effect on us and the market value of our shares.”

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

Substantial liability may result from the operations of our nuclear generation units, the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP maintains property and liability insurance against risks of its business to the extent required by the related law and regulations or considered as appropriate and otherwise self-insures against such risks. KHNP carries insurance for its generation units against certain risks, including property damage, nuclear fuel transportation and liability insurance for personal injury and property damage. KHNP carries property damage insurance covering up to US$1 billion per accident for all properties within its plant complexes, which includes property insurance coverage for acts of terrorism up to US$300 million and for breakdown of machinery up to US$300 million. In addition to the insurance on operating nuclear power generation units, KHNP has construction insurance for Saeul #3 and #4 (formerly named as Shin-Kori #5 and #6) and Shin-Hanul #1 and #2. KHNP maintains nuclear liability insurance for personal injury and third-party property damage for coverage of up to 300 million Special Drawing Rights, or SDRs, which amounts to approximately US$399.3 million, at the rate of 1 SDR = US$1.330840 as posted on the Internet homepage of the International Monetary Fund on December 23, 2022 per plant complex, for a total coverage of 1.8 billion SDRs. KHNP is also the beneficiary of a government indemnity with respect to such risks for damage claims of up to Won 300 million SDRs per nuclear plant complex, for a total coverage of 1.8 billion SDRs. Under the Nuclear Damage Compensation Act of 1969, as amended, KHNP is liable only up to 900 million SDRs, per single accident per plant complex; provided that such limitation will not apply where KHNP intentionally causes harm or knowingly fails to prevent the harm from occurring. KHNP will receive the Government’s support, subject to the approval of the National Assembly, if (i) the damages exceed the insurance coverage amount of 300 million SDRs and (ii) the Government deems such support to be necessary for the purposes of protecting damaged persons and supporting the development of nuclear energy business. KHNP carries insurance for its generation units and nuclear fuel transportation, and we believe that the level of insurance is generally adequate and is in compliance with relevant laws and regulations. In addition, KHNP is the beneficiary of government indemnity which covers a portion of liability in excess of the insurance. However, such insurance is limited in terms of amount and scope of coverage and does not cover all types or amounts of losses which could arise in connection with the ownership and operation of nuclear plants. Accordingly, material adverse financial consequences could result from a serious accident or a natural disaster to the extent it is neither insured nor covered by the government indemnity. See Item 3.D. “Risk Factors—Risks Relating to KEPCO—The amount and scope of coverage of our insurance are limited.”

Competition

As of December 31, 2022, we and our generation subsidiaries owned approximately 59.9% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use). New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial condition and results of operations.

In particular, we compete with independent power producers with respect to electricity generation. The independent power producers accounted for 31.3% of total power generation in 2022 and 40.1% of total generation capacity as of December 31, 2022. As of December 31, 2022, there were 36 independent power producers in Korean electricity market, excluding 5,313 renewable energy producers. Private enterprises became permitted to own and operate coal-fired power plants in Korea only after the Ministry of Trade, Industry and Energy approved plans for independent power producers to construct coal-fired power plants under the Sixth Basic Plan announced in February 2013. Under the Tenth Basic Plan announced in January 2023, three coal-fired power plants are planned to be constructed by independent power producers by 2024. Two of the three coal-fired power plants planned for construction are expected to be completed in 2023, followed by one in 2024. While it remains to be seen whether construction of these generation units will be completed as scheduled, if these units were to be completed as scheduled and/or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease.

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

In addition, under the Community Energy System adopted by the Government in 2004, a minimal amount of electricity is supplied directly to consumers on a localized basis by independent power producers outside the cost-based pool system. Such system is used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. The purpose of this system is to geographically decentralize electricity supply and thereby reduce transmission losses and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of March 31, 2023, the aggregate generation capacity of suppliers participating in the Community Energy System amounted to less than 2% of that of our generation subsidiaries in the aggregate. We currently do not expect the Community Energy System to be widely adopted, especially in light of the significant level of capital expenditure required for such direct supply. However, if the Community Energy System is widely adopted, it may erode our currently dominant market position in the generation and distribution of electricity in Korea and may have a material adverse effect on our business, results of operations and financial condition.

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

As of December 31, 2022, the legal reserve was Won 1,605 billion and the voluntary reserve was Won 27,783 billion. The voluntary reserve consisted of Won 21,966 billion earmarked for business expansion, Won 5,277 billion for investment in social overhead capital, Won 330 billion for research and human development and Won 210 billion for equalizing dividends. For the avoidance of doubt, all such reserves were calculated on a consolidated basis.

As we experienced increased net losses in 2022 as global energy prices increased significantly and the power purchase costs increased accordingly, we recently issued more debt securities than before to meet increased working capital requirement. On December 28, 2022, the National Assembly of Korea passed an amendment to Article 16 of KEPCO Act which increased our debt ceiling on total outstanding debt securities on a separate basis to be no greater than five times (or six times if the Minister of the Ministry of Trade, Industry and Energy approves if it is urgently required to resolve a business crisis situation) the sum of our share capital and reserves updated at the end of each year. Such share capital and reserves are calculated on a separate basis under the KEPCO Act. Before such amendment, our debt ceiling was two times the sum of our share capital and reserves. Such increase in debt ceiling will be effective until December 31, 2027 and we may make use of the new debt ceiling to issue more debt securities to cover our losses, refinance existing debt and finance new capital expenditures. However, if the sum of our share capital and reserves decrease (including as a result of continued significant net losses), our debt ceiling will decrease as well and there will be no assurance that we can meet our funding requirements for capital or operational expenditures or debt repayment obligations, which situation could have a material adverse impact on our business, results of operations and financial condition.

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

Financial Stabilization Plan and Related Activities

In light of the general policy guideline of the Government for public institutions (including us and our generation subsidiaries) to reduce their respective overall debt levels, we and our generation subsidiaries have, in consultation with the Ministry of Trade, Industry and Energy and the Ministry of Economy and Finance, set target debt-to-equity levels every year and undertaken various programs to reduce debt and also strived to improve the overall financial stability.

In 2022, we and our generation subsidiaries have established and implemented a five-year financial stabilization plan in accordance with the guidelines of the Ministry of Economy and Finance. This plan includes sale of assets (sale of non-core assets such as idle properties, investment shares, and overseas coal power plants), business adjustment (adjustment or deferral of investment without affecting stable power supply and safety management), cost reduction through intense low-budget strategies, profit growth through business system improvements, and capital expansion through revaluation of tangible assets like land.

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

The university, which is called as Korea Institute of Energy Technology (“KENTECH”) is a research and entrepreneurship-oriented university specializing in the energy field and aims to be a small yet robust university with 100 faculty members and 1,000 students. On April 17, 2020, the Ministry of Education gave us the permission to form a legal entity for the university. The total funding expected until 2025 when the university’s organization will be completed is Won 828.9 billion, excluding the land that was freely endowed to us.

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

On August 8, 2019, our board of directors resolved to make an initial contribution of Won 60 billion for the promotion, initial operation and the design of the university campus, and the actual contribution was made in 2020. On March 24, 2021, a special law was passed in the National Assembly and finally enacted on April 1, 2021, that gives autonomy to the university and lays out the basis for direct financial support from the central government and the municipal government. On May 21, 2021, the legal entity of the university changed into special juristic person from school juristic person with the above law. On the same day, our board resolved to make an additional contribution of Won 64.5 billion to the university and Won 41.3 billon of such contribution was made in December 2021. The remaining contribution of Won 23.2 billion was made after a resolution by our affiliates’ board of directors in 2022. In addition, on July 15, 2022, the board of us and our affiliates decided to contribute 47.9 billion won for funding of the construction and operation of major campus facilities and completed the contribution by December 2022. The total amount of contributions after 2023 will be determined in consultation with the Government and KENTECH.

On March 2, 2022, KENTECH had entrance ceremony and proclaimed its vision with congratulations from the President of Republic of Korea. In 2023, KENTECH recruited a total of 109 students same as in 2022.

Currently, we are striving to adjust facility costs and tighten the budget of KENTECH as a part of improving our financial structure. In order to minimize potential financial risks, we plan to let the university generate its own profits too, by, for example, attracting development funds and research and development investments and commercializing new technology among other means. Despite our efforts and anticipated funding from the municipal and central governments, we cannot assure you that the magnitude of our expected or actual contribution to the university will not have material adverse effects on our profit margins, results of operations or cash flows.

Proposed Sale and Purchase of Equity Interests

KEPCO Engineering & Construction Co., Inc.

Pursuant to the Third Phase of the Public Institution Reform Plan announced by the Government in August 2008, we conducted the initial public offering of Korea Engineering and Construction Co., Inc., or KEPCO E&C formerly known as Korea Power Engineering Co., Ltd., in December 2009 for gross proceeds to us of Won 165 billion, following which we owned 77.9% of KEPCO E&C’s shares. In furtherance of the Public Institution Reform Plan and to improve our financial profile, we sold our equity interests representing 3.1%, 4.0%, 4.5% and 0.54% of KEPCO E&C shares in November 2011, December 2013, December 2014 and December 2016, respectively, in each case to third party investors. As part of our financial stabilization plan, on June 24, 2022, our board of directors decided additional sale of KEPCO E&C shares. Consequently, we selected three financial advisors on September 15, 2022 and are discussing transaction schedule with them. We currently hold a 65.77% equity interest in KEPCO E&C.

Korea Electric Power Industrial Development Co., Ltd.

In 2003, we privatized Korea Electric Power Industrial Development, or KEPID, formerly our wholly-owned subsidiary, by selling 51.0% of its equity interest to Korea Freedom Federation. Pursuant to the Fifth Phase of the Public Institution Reform Plan announced by the Government in 2009, we sold 20% of the KEPID shares through additional listing. Although we had originally planned to sell the remaining 29% as well, we are currently working on converting KEPID into a public institution to transition its non-permanent employees to permanent employees in light of the Government’s guideline promoting the transition of non-permanent employees to permanent employees in the public sector. Acquisition by us is essential for the designation of KEPID as a public institution by the Government. The Committee for Management of Public Institutions pursuant to the Act on the Management of Public Institutions approved the updated plan on sales of KEPID shares on October 30, 2022. As a result, we and our five subsidiaries are now working on reacquiring the KEPID shares we previously sold.

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

In the past, cyber-attacks were mostly unspecified attacks, but the recent trend has been shifting towards more targeted and intelligent attacks, such as ransomware that encrypts a victim’s files, whereupon the attacker demands a ransom from the victim to restore access to the data upon payment. In particular, non-face-to-face business environment due to COVID-19 has led to more sophisticated phishing e-mail attacks that impersonate service providers and acquaintances. In order to effectively respond to these cyber threats, we have established a cyber security management system which is called ‘Cybersecurity GRC (Governance, Risk-management, Compliance) system’ and it is the first implementation case among Korean public corporations. We are also continuously implementing prevention and response activities. In addition, specialized education and training are being conducted to foster cybersecurity experts, and the latest information protection system is being established and our cooperation with the Government is being strengthened. In accordance with laws and regulations, we have established and implemented a cybersecurity management system, and is receiving regular inspections from the Government on the prevention and response status against cyberattacks and threats.

Since 2021, we have formed a team in collaboration with the National Intelligence Service and other institutions to participate in the international cyber-attack and defense exercise (Locked Shields) hosted by the NATO Cooperative Cyber Defense Center of Excellence. By participating in the exercise, we were able to enhance our ability to collaborate against cyberattacks on critical infrastructure. In addition, since 2021, for the first time as a public corporation, we have hosted annually the Electric Sector Cyber Security Contest, in which more than 20 organizations, including generation subsidiaries, universities, and high schools, participate. By hosting this competition, we are bolstering our capacity to respond to cyberattacks on power grids jointly with generation subsidiaries and laying the groundwork for attracting skilled information security personnel.

In 2021, we introduced personal information pseudonym processing system. In order to prevent the leakage of personal information, we have also implemented Digital Rights Management (DRM) and a personal information detection solution on our computers. To strengthen personal information protection, we assigned one employee to personal information protection in 2022, implemented a personal information detection solution used in data transmission between internal and external networks, and established a personal information exposure detection system that automatically detects whether personal information is present or exposed on an Internet website.

KHNP is also continuing to strengthen our security management system by maintaining the international standard security standard, ISO27001, and the Korean standard, Personal Information & Information Security Management System certification. In September 2019, KHNP has established an organization dedicated to nuclear control security in accordance with the Government’s strengthened information security regulation. Also, in 2023, KHNP established the Control System Security Section within the Cyber Security Control Center to strengthen cyber security response capabilities.

In anticipation of the amendment of the Act on Promotion of Information and Communications Network Utilization and Information Protection in January 2020, we designated in December 2019 a Chief Information Security Officer (“CISO”) who is dedicated to cyber security management. By the end of 2020, we reorganized our security management organization to enhance its independence by transferring it from being under our Safety and Security Department to being directly under our Co-prosperity and Cooperation Division. Under further amendment to the Act on Promotion of Information and Communications Network Utilization and Information Protection in December 2021, our generation subsidiaries also designated a CISO and reported their designation to the Ministry of Science and ICT of the Government.

Item 4.C. Organizational Structure

As of December 31, 2022, we have 161 subsidiaries, 96 associates and 105 joint ventures (not including any special purpose entities).

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

The table below sets forth each of our associates and joint ventures as of December 31, 2022 by name, the percentage of our shareholdings and their principal activities.

	Ownership (%)	Principal Activities
Associates:
Korea Gas Corporation	20.47	Importing and wholesaling LNG
Korea Electric Power Industrial Development Co., Ltd.	29.00	Electricity metering and others
YTN Co., Ltd.(1)	21.43	Broadcasting
Gangwon Wind Power Co., Ltd.(2)	15.00	Power generation
Hyundai Green Power Co., Ltd.	29.00	Power generation equipment consignment and operation service
Korea Power Exchange(3)	100.00	Management of power market and others
Taebaek Wind Power Co., Ltd.(29)	60.00	Power generation
Taebaek Guinemi Wind Power Co., Ltd.(29)	67.25	Power generation
Daeryun Power Co., Ltd.(2)	6.85	Power generation
KNH Solar Co., Ltd.	27.00	Power generation
SPC Power Corporation(30)	38.00	Power generation
Gemeng International Energy Co., Ltd.	34.00	Power generation
PT. Cirebon Electric Power	27.50	Power generation
KNOC Nigerian East Oil Co., Ltd.(4)	14.63	Resources development
KNOC Nigerian West Oil Co., Ltd.(4)	14.63	Resources development
PT Wampu Electric Power	46.00	Power generation
PT. Bayan Resources TBK	20.00	Resources development
S-Power Co., Ltd.	49.00	Power generation
Pioneer Gas Power Limited	38.50	Power generation
Eurasia Energy Holdings	40.00	Power generation and resources development
Xe-Pian Xe-Namnoy Power Co., Ltd.	25.00	Power generation
PT. Mutiara Jawa	29.00	Manufacturing and operating floating coal terminal
Samcheok Eco Materials Co., Ltd.(5)	2.35	Recycling fly ashes
Noeul Green Energy Co., Ltd.	29.00	Power generation

	Ownership (%)	Principal Activities
Goseong Green Power Co., Ltd.	29.00	Power generation
Gangneung Eco Power Co., Ltd.(2)	1.61	Power generation
Shin Pyeongtaek Power Co., Ltd.	40.00	Power generation
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	28.00	Power generation
Dongducheon Dream Power Co., Ltd.(6)	33.61	Power generation
Jinbhuvish Power Generation Pvt. Ltd.(2)	5.16	Power generation
Daejung Offshore Wind Power Co., Ltd.	46.59	Power generation
GS Donghae Electric Power Co., Ltd.	34.00	Power generation
Daegu Photovoltaic Co., Ltd.	29.00	Power generation
Busan Green Energy Co., Ltd.	29.00	Power generation
Gunsan Bio Energy Co., Ltd.(2)	18.87	Power generation
Hansuwon KNP Co., Ltd.	28.98	Electric material agency
Korea Electric Power Corporation Fund(7)	98.09	Developing electric enterprises
Energy Infra Asset Management Co., Ltd.(2)	9.90	Asset management
Daegu clean Energy Co., Ltd.	28.00	Renewable power generation
Yaksu ESS Co., Ltd.	29.00	Installing ESS related equipment
Nepal Water & Energy Development Company Private Limited(8)	69.06	Construction and operation of utility plant
Gwangyang Green Energy Co., Ltd.	20.00	Power generation
PND Solar Co., Ltd.	29.00	Power generation
Hyundai Eco Energy Co., Ltd.(2)	19.00	Power generation
YeongGwang Yaksu Wind Electric Co., Ltd.(2)	9.63	Power generation
Green Energy Electricity Generation Co., Ltd.	29.00	Power generation
Korea Energy Solutions Co., Ltd.	20.00	R & D
ITR Co., Ltd.	20.00	R & D
Structure test network Co., Ltd.	20.00	Technical testing and consulting
Namjeongsusang Solar Power Operation Co., Ltd.(9)	15.00	Power generation
Indeck Niles Development, LLC	50.00	Power generation
Indeck Niles Asset Management, LLC	33.33	Power generation
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	49.00	Holding company
Suwon New Power Co., Ltd.	39.90	Power generation
Gwangbaek Solar Power Investment Co., Ltd.	44.00	Power generation
Go deok Clean Energy Co., Ltd.	40.00	Fuel cell generation
SureDataLab Co., Ltd.	23.95	R & D
SEP Co., Ltd.	21.26	R & D
Hankook Electric Power Information Co., Ltd.(13)	16.49	R & D
Tronix Co., Ltd.(13)	12.50	R & D
O2&B Global Co., Ltd.	20.00	R & D
Muan Sunshine Solar Power Plant Co., Ltd.	20.00	Power generation
Bigeum Resident Photovoltaic Power Co., Ltd.	29.90	Power generation
Goesan Solar Park Co., Ltd.	29.00	Power generation
Saemangeum Heemang Photovoltaic Co., Ltd.	35.00	Power generation
Bitgoel Eco Energy Co., Ltd.	49.25	Power generation
Jeju Gimnyeong Wind Power Co., Ltd.	30.00	Power generation
Seoroseoro Sunny Power Plant Co., Ltd.	42.58	Power generation
Muan Solar Park Co., Ltd.	20.00	Power generation
YuDang Solar Co., Ltd.	20.00	Power generation

	Ownership (%)	Principal Activities
Anjwa Smart Farm & Solar City Co., Ltd.	20.00	Power generation
Daewon Green Energy Co., Ltd.	25.36	Power generation
G.GURU Co., Ltd.	24.65	R & D
UD4M Co., Ltd.(10)	12.50	R & D
Dongbu Highway Solar Co., Ltd.	20.00	Power generation
Seobu Highway Solar Co., Ltd.	20.00	Power generation
Korea Energy Data Co., Ltd.	29.37	R & D
Gangneung Sacheon Fuel Cell Co., Ltd.	41.00	Power generation
Kosture Co., Ltd.(2)	0.82	Coal recycling business
Taebaek Gadeoksan Wind Power Co., Ltd.	34.00	Power generation
Chuncheon Green Energy Co., Ltd.	45.00	Power generation
Yeomsubong Wind Power Co., Ltd.(11)	3.81	Power generation
Yeongyang Wind Power Corporation II	30.00	Power generation
Haeparang Energy Co., Ltd.	25.00	Power generation
Saemangeum Sebit Power Plant Co., Ltd.(12)	63.33	Power generation
Boulder Solar III, LLC	30.00	Power generation
PlatformN. Co., Ltd.	29.58	R & D
PT. Cirebon Energi Prasarana(9)	10.00	Power generation
Green Radiation Co., Ltd.(13)	10.00	R & D
Future Convergence Technology Laboratory. Co., Ltd.	20.12	R & D
SC E&G. Co,. Ltd.	20.00	R & D
Wang San Engineering. Co,. Ltd.	20.00	R & D
ACE	20.00	R & D
Environment and Energy Co., Ltd.(13)	10.54	R & D
Santiago Solar Power SpA	50.00	Power generation
Yanggu Floating Photovoltaic Power Plant Inc.	29.00	Power generation

Joint Ventures:
KEPCO-Uhde Inc.(14)	52.80	Power generation
Shuweihat Asia Power Investment B.V.	49.00	Holding company
Shuweihat Asia Operation & Maintenance Company(14)	55.00	Maintenance of utility plant
Waterbury Lake Uranium L.P.(15)	32.59	Resources development
ASM-BG Investicii AD	50.00	Power generation
RES Technology AD	50.00	Power generation
KV Holdings, Inc.(30)	40.00	Power generation
KEPCO SPC Power Corporation(14,30)	75.20	Construction and operation of utility plant
Gansu Datang Yumen Wind Power Co., Ltd.	40.00	Power generation
Datang Chifeng Renewable Power Co., Ltd.	40.00	Power generation
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	40.00	Power generation
Rabigh Electricity Company	40.00	Power generation
Rabigh Operation & Maintenance Company Limited	40.00	Maintenance of utility plant
Jamaica Public Service Company Limited	40.00	Power generation
KW Nuclear Components Co., Ltd.	45.00	Manufacturing
Busan Shinho Solar Power Co., Ltd.	25.00	Power generation
Global Trade Of Power System Co., Ltd.(16)	29.00	Exporting products and technology of small or medium business by proxy

	Ownership (%)	Principal Activities
Expressway Solar-light Power Generation Co., Ltd.(17)	50.00	Power generation
Amman Asia Electric Power Company(14)	60.00	Power generation
KAPES, Inc.(14)	51.00	R & D
Honam Wind Power Co., Ltd.	29.00	Power generation
Korea Power Engineering Service Co., Ltd.	29.00	Construction and service
Chun-cheon Energy Co., Ltd.	29.90	Power generation
Yeonggwangbaeksu Wind Power Co., Ltd.(16)	15.00	Power generation
Nghi Son 2 Power LLC	50.00	Power generation
Kelar S.A.(14)	65.00	Power generation
PT. Tanjung Power Indonesia	35.00	Power generation
Incheon New Power Co., Ltd.(18)	29.00	Power generation
Seokmun Energy Co., Ltd.	29.00	Power generation
Daehan Wind Power PSC	50.00	Power generation
Barakah One Company(19)	18.00	Power generation
Nawah Energy Company(19)	18.00	Operation of utility plant
Momentum	33.33	International thermonuclear experimental reactor construction management
Daegu Green Power Co., Ltd.(20)	29.00	Power generation
Yeonggwang Wind Power Co., Ltd.	46.00	Power generation
Chester Solar IV SpA	45.00	Power generation
Chester Solar V SpA	45.00	Power generation
Diego de Almagro Solar SpA	45.00	Power generation
South Jamaica Power Company Limited	20.00	Power generation
Daesan Green Energy Co., Ltd.	35.00	Power generation
RE Holiday Holdings LLC	50.00	Power generation
RE Pioneer Holdings LLC	50.00	Power generation
RE Barren Ridge 1 Holdings LLC	50.00	Power generation
RE Astoria 2 LandCo LLC	50.00	Power generation
RE Barren Ridge LandCo LLC	50.00	Power generation
Laurel SpA	45.00	Power generation
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd.(16)	12.37	Power generation
Chile Solar JV SpA	50.00	Power generation
Cheong-Song Noraesan Wind Power Co., Ltd.(15)	29.01	Power generation
Chester Solar I SpA	45.00	Power generation
Solar Philippines Calatagan Corporation	38.00	Power generation
Saemangeum Solar Power Co., Ltd.(21)	81.01	Power generation
Chungsongmeon BongSan wind power Co., Ltd.(16)	29.00	Power generation
Jaeun Resident Wind Power Plant Co., Ltd.(16)	29.00	Power generation
DE Energia SpA	49.00	Power generation
Dangjin Eco Power Co., Ltd.	34.00	Power generation
Haemodum Solar Co., Ltd.	49.00	Power generation
Yangyang Wind Power Co., Ltd.	50.00	Power generation
Horus Solar, S.A. De C.V.(22)	14.95	Renewable power generation
Recursos Solares PV De Mexico II, S.A. De C.V.(22)	14.95	Renewable power generation
Sunmex Renovables, S.A. De C.V.(22)	14.95	Renewable power generation

	Ownership (%)	Principal Activities
Stavro Holding II A.B.	20.00	Holding company
Solaseado Solar Power Co., Ltd.	39.00	Power generation
Yeongam Solar Power Co., Ltd.(16)	19.00	Power generation
Samsu Wind Power Co., Ltd.(16)	19.00	Power generation
Pulau Indah Power Plant Sdn. Bhd.	25.00	Power generation
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	29.53	Holding company
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream(14)	90.00	Holding company
PT Barito Wahana Tenaga	30.61	Power generation
Cheongna Energy Co., Ltd.(21)	50.10	Generating and distributing vapor and hot/cold water
Naepo Green Energy Co., Ltd.	29.20	Power generation
Dayone Energy Co., Ltd.(23)	30.66	Power generation
OneEnergy Asia Limited	40.00	Power generation
KAS Investment I LLC(15)	29.89	Holding company
KAS Investment II LLC(15)	29.89	Holding company
Energyco Co., Ltd.	29.00	Power generation
CAES, LLC	36.00	Holding company
Hapcheon Floating Photovoltaic Power Plant Inc.(16)	49.00	Power generation
Busan Industrial Solar Power Co., Ltd.	28.02	Power generation
Bitsolar Energy Co., Ltd.	27.10	Power generation
Pulau Indah O&M Sdn. Bhd.(24)	60.00	Power generation
Guadalupe Solar SpA(24)	60.00	Power generation
Omisan Wind Power Co., Ltd.	42.00	Power generation
Foresight Iberian Solar Group Holding, S.L.(24)	75.00	Power generation
Yeongwol Eco Wind Co., Ltd.	29.00	Power generation
Gurae Resident Power Co., Ltd.	29.00	Power generation
Cheongju Eco Park Co., Ltd.	29.00	Power generation
Enel X Midland Photovoltaic, LLC	20.00	Power generation
Geumsungsan Wind Power Co., Ltd.	29.00	Power generation
KEPCO KPS CARABAO Corp.(18)	40.00	Utility plant maintenance
Prime Swedish Holding AB	45.00	Holding company
Goheung New Energy Co., Ltd.	46.15	Power generation
Gunsan Land Solar Co., Ltd.(24)	75.29	Power generation
CapMan Lynx SCA, SICAR	50.00	Holding company
International Offshore Power Transmission Holding Company Limited	35.00	Undersea transmission network operation
Pyeongchang Wind Power Co., Ltd.(28)	58.00	Power generation
Eumseong Eco Park Co., Ltd.	29.00	Power generation
Songsan Green Energy Co., Ltd.(15)	25.00	Fuel cell generation
Changwon Nu-ri Energy Co., Ltd.(15)	33.33	Fuel cell generation
Hasami Wind Farm Corporation	29.00	Power generation
PungBack Wind Farm Corporation(26)	32.89	Power generation
Trumbull Asset Management, LLC(27)	78.00	Holding company
S-Power Chile SpA	50.00	Power generation
Seungmun Green Energy	33.00	Power generation
Seobusambo highway photovoltaics Co., Ltd.(25)	80.00	Power generation

Notes:

(1)

We are planning to sell its investments in YTN Co., Ltd. based on the resolution of the Board of Directors on November 23, 2022, but investments in YTN Co., Ltd. are not classified as assets held-for-sale as we haven’t started the active selling procedures as of December 31, 2022.

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

(8)	The effective percentage of ownership is more than 50% but we do not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.
(9)	The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because we exercise significant influence over the decisions related to finance and operation.
(10)

The effective percentage of ownership is 14.29% due to the acquisition of treasury stocks. The effective percentage of ownership is less than 20%. However, we exercise significant influence over the decisions related to finance and operation by virtue of right to nominate directors to the board of directors of the entity.

(11)

The effective percentage of ownership decreased due to the disproportionate paid-in capital increase, and the effective percentage of ownership is less than 20%. However, we exercise significant influence over all decisions related to finance and operation.

(12)

The effective percentage of ownership decreased due to the disproportionate paid-in capital increase during the year ended December 31, 2022. The effective percentage of ownership is more than 50% but we do not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(13)	The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because we exercise significant influence over the entity.
(14)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and we can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

(15)	The effective percentage of ownership is less than 50%. However, the entity is classified as a joint venture, because all consent was required to make decisions on related activities.
(16)	According to the shareholders’ agreement, the parties have joint control over all decisions related to finance and operation. Accordingly, the entity is classified as joint ventures.
(17)	The effective percentage of ownership increased due to the disproportionate capital reduction of financial investors during the year ended December 31, 2022.

(18)

The joint arrangement which we have joint control is structured through a separate company. The parties have joint control over the joint arrangement are classified as joint ventures, judging that they have rights to the net assets of the arrangement.

(19)	The effective percentage of ownership is less than 20%. However, decisions in relevant activities must be agreed by ownership parties. Accordingly, the entity is classified as joint ventures.
(20)	Although the nominal percentage of ownership is 29%, the effective percentage of ownership is 54.24%, considering the interest of financial investors as a liability component.
(21)	The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.
(22)

The effective percentage of ownership is less than 20%. However, according to the shareholders’ agreement, decisions related principal operation must be agreed by all ownership parties. Accordingly, we can exercise significant influence.

(23)

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

(24)	The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.
(25)

Due to the changes in the agreement, we lost its control over the entity. Accordingly, the entity is reclassified to a joint venture from a subsidiary. Although the effective percentage of ownership is more than 50%, decisions in relevant activities must be agreed by all members of the board of directors.

(26)	The effective percentage of ownership is 37%, considering potential common stock.
(27)

The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all members of the board of directors. Accordingly, the entity is classified as a joint venture.

(28)

After additional acquisition of the shares, the effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all members of the board of directors. Accordingly, the entity is classified as a joint venture.

(29)

After additional acquisition of the shares, the effective percentage of ownership is more than 50%. However, we do not hold control over relevant business while it exercises significant influence by participating in the board of directors by the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(30)	We are planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation, KV Holdings, Inc. and time or proceeds of sales are not specified as of December 31, 2022.

Item 4.D. Property, Plant and Equipment

Our property consists mainly of power generation, transmission and distribution equipment and facilities in Korea. See Item 4.B. “Business Overview—Power Generation,” “—Transmission and Distribution” and “—Capital Investment Program.” In addition, we own our corporate headquarters building complex at 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea. As of December 31, 2022, the net book value of our property, plant and equipment was Won 177,865 billion. As of December 31, 2022, investment property, which is accounted for separately from our property, plant and equipment, amounted to Won 208 billion. No significant amount of our properties is leased. There are no material encumbrances on our properties, including power generation, transmission and distribution equipment and facilities.

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

During 2022, we completed the disposal of 276 properties on a separate basis (including residential properties, storage spaces, and substation lots that are located in Korea) which are not directly related to our operations for an aggregate sale price of approximately Won 167 billion. The book value of such properties amounted to Won 51 billion, representing 0.6% of our total real properties as of December 31, 2022. The foregoing sales reflect our ongoing efforts to improve our financial soundness through related financial stabilization plan and enhance our management efficiency, selling noncore properties that have no direct relations to electricity facilities.

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

If fuel prices were to rise substantially and rapidly in the future, such rise may have a material adverse effect on our results of operations and profitability. For example, the net losses between 2018 and first half of 2019 and between 2021 and 2022, were largely due to sustained rises in fuel costs that were neither timely nor sufficiently offset by a corresponding rise in electricity tariff rates. In part to address these concerns, the Government from time to time increases the electricity tariff rates. However, such increases may be insufficient to fully offset the adverse impact from the rise in fuel costs, and since such increases typically require lengthy public deliberations in order to be implemented, the tariff increases often occur with a significant time lag and as a result our results of operations and cash flows may suffer. We have amended the basic supply terms and conditions with the approval of the Ministry of Trade, Industry and Energy on December 17, 2020 to implement a new cost pass-through tariff system that reinforces the correlation between the costs we incur and the tariff we charge to our customers, among other changes. Such tariff system has been applied to the electricity rate since January 1, 2021 in accordance with the amendment. For further information, please see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.”

In addition, we expect complying with the Government environmental-related initiatives and regulations to continue to involve significant costs and resources on our part, which may adversely affect our results of operation, financial condition and cash flows. For example, we have recognized Won 332 billion in 2020, Won 548 billion in 2021 and Won 387 billion in 2022 as cost for greenhouse gas emission allowances. The increase in 2021 compared to 2020 was due to the strengthened regulations regarding coal-fired power generation, which resulted in reduced allowances received free of charge from the Government. The decrease in 2022 compared to 2021 was due to a decreased unit price of greenhouse gas emission and an effect from the pre-submission of greenhouse gas emission allowances for the next year, which has been implemented by the Korean government for the first time. Such decrease resulting from the new pre-submission, where the date of submission has been expedited to the end of each year from June of the next year, is an isolated incident caused by the shift in timing at which we would submit and incur the cost for greenhouse gas emission allowances under the new plan.

Furthermore, as we are required to supply increasing amount of renewable energy, we expect that the environmental-related risks will continue to increase.

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

Demand for electricity in Korea grew at a compounded average rate of 1.0% per annum for the five years ended December 31, 2022. According to the Bank of Korea, the compounded growth rate for GDP was approximately 2.0% for the same period. The GDP growth rate was approximately -1.0%, 4.0% and 2.6% during 2020, 2021 and 2022, respectively.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s GDP and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year basis.

	2018	2019	2020	2021	2022
Growth in GDP	2.7%	2.0%	(1.0%)	4.0%	2.6%
Growth in electricity consumption	3.6%	(1.1%)	(2.2%)	4.7%	2.7%

Demand for electricity may be categorized either by the type of its usage or by the type of customers. The following describes the demand for electricity by the type of its usage, namely, industrial, commercial and residential:

•

The industrial sector represents the largest segment of electricity consumption in Korea. Demand for electricity from the industrial sector was 296,036 gigawatt hours in 2022, representing a 1.6% increase from 2021, largely due to increases in exports and industrial demand.

•

Demand for electricity from the commercial sector depends largely on the level and scope of commercial activities in Korea. Demand for electricity from the commercial sector increased to 127,193 gigawatt hours in 2022, representing a 6.4% increase from 2021, largely due to the effect of easing of COVID-19 quarantine measures on the growth of private consumption in the hotel and restaurant industries.

•

Demand for electricity from the residential sector is largely dependent on population growth and use of heaters, air conditioners and other electronic appliances. Demand for electricity from the residential sector increased to 80,996 gigawatt hours in 2022, representing a modest 1.4% increase compared to 2021, largely due to the fact that the demand has already gone up significantly during the COVID-19 period in 2020 and 2021. For a discussion on demand by the type of customers, see Item 4.B. “Business Overview—Sales and Customers—Demand by the Type of Usage.”

Since our inception, we have had the predominant market share in terms of electricity generated in Korea. As for electricity we purchase from the market for transmission and distribution to our end-users, our generation subsidiaries accounted for 72.6%, 70.8% and 70.4% in 2020, 2021 and 2022, respectively, while the remainder was accounted for by independent power producers. As for transmission and distribution of electricity, we have historically handled, expect to continue to handle, substantially all of such activities in Korea.

We expect that we will continue to have a dominant market share in the generation, transmission and distribution of electricity in Korea for the foreseeable future, absent any substantial changes to the Restructuring Plan or other policy initiatives by the Government in relation to the Korean electric power industry, or an unexpected level of market penetration by independent power producers, localized electricity suppliers under the Community Energy System or increases in direct PPA. However, our market dominance in the electricity distribution in Korea may face potential erosion in light of the recent Proposal for Adjustment of Functions of Public Institutions (Energy Sector) announced by the Government in June 2016. This proposal contemplates a gradual opening of the electricity trading market to the private sector although no detailed roadmap has been provided for such opening. It is currently premature to predict to what extent, or in what direction, the liberalization of the electricity trading market will happen. Nonetheless, any significant liberalization of the electricity trading market may result in substantial reduction of our market share in electricity distribution in Korea, which would have a material adverse effect on our business, results of operation and cash flows. See Item 4.B. “Business Overview—Competition.”

Electricity Rates

Under the Electric Utility Act and the Price Stabilization Act, electricity rates are established at the level that would enable us to recover our fair operating costs as well as receive a fair investment return on capital used in our operations. From time to time, our actual rate of return on invested capital may differ significantly from the fair investment return that was assumed for the purposes of electricity tariff approvals, for reasons, among others, related to movements in fuel prices, exchange rates and demand for electricity that differs from what is assumed for determining our fair investment return. As of January 1, 2021, we implemented a new tariff system to reinforce the correlation between the costs we incur and the tariff we charge to our customers, among other changes. However, even under the new system, our ability to pass on fuel and other cost increases to our customers may be limited due to the regulation of the Government on the electricity rates. For further discussion of the fair operating costs, the fair investment return and the new tariff system, see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.”

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

Fuel costs constituted 28.6%, 30.6% and 34.4% of our cost of sales, and the ratio of fuel costs to our sales was 25.5%, 32.5% and 49.1% in 2020, 2021 and 2022, respectively. Substantially all of the fuel (except for anthracite coal) used by our generation subsidiaries is imported from outside of Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. Pursuant to the terms of our long-term supply contracts, prices are adjusted from time to time subject to prevailing market conditions. See Item 4.B. “Business Overview—Fuel Sources and Requirements.”

Coal accounted for 45.3%, 43.1% and 40.2% of our fuel requirements in 2020, 2021 and 2022, respectively. Nuclear generation accounted for 40.6% and 39.5% and 43.1% of our fuel requirements in 2020, 2021 and 2022, respectively. LNG accounted for 10.6%, 13.7% and 13.1% of our fuel requirements in 2020, 2021 and 2022, respectively. Oil accounted for 0.4%, 0.4% and 0.1% of our fuel requirements in 2020, 2021 and 2022, respectively. In each case, the fuel requirements are measured by the amount of electricity generated by us and our generation subsidiaries and do not include electricity purchased from independent power producers. In order to ensure stable supplies of fuel materials, our generation subsidiaries enter into long-term and medium-term contracts with various suppliers and supplement such supplies with fuel materials purchased on spot markets.

The price of bituminous coal, which represents our largest fuel requirement, fluctuates significantly from time to time. In 2022, approximately 91.8% of the bituminous coal requirements of our generation subsidiaries were purchased under long-term contracts and the remaining 8.2% purchased on the spot market. The average weekly spot price of “free on board” Newcastle coal 5500 NAR (Net As Received) published through Korea Mineral Resource Information Service by Korea Mine Rehabilitation and Mineral Resources Corporation increased from US$84.77 per ton in 2021 to US$179.13 per ton in 2022 and decreased to US$123.26 per ton as of April 7, 2023. If the price of bituminous coal were to sharply rise, our generation subsidiaries may not be able to secure their respective bituminous coal supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in fuel cost.

From 2020 to 2022, the prices of oil and LNG fluctuated significantly. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil increased from US$42.21 per barrel in 2020 to US$69.01 per barrel in 2021 and increased to US$97.03 per barrel in 2022 and decreased to US$85.25 per barrel as of April 7, 2023. While there was a significant increase in the price of crude oil recently, there is no guarantee that this trend will continue.

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

Movements of the Won against the U.S. Dollar and Other Foreign Currencies

Korean Won has fluctuated significantly against major currencies from time to time. For fluctuations in exchange rates, see pages 1-2 of this annual report. In particular, Korean Won underwent substantial fluctuations during the recent global financial crisis, and remains subject to significant volatility. The Noon Buying Rate per one U.S. dollar increased from Won 1,086.1 on December 31, 2020 to Won 1,188.6 on December 31, 2021 and further increased to Won 1,260.2 on December 31, 2022, and further increased to Won 1,319.1 as of April 7, 2023. In 2021 and 2022, the Won generally depreciated against U.S. dollar and other foreign currencies, and such depreciation may result in a significant increase in the cost of fuel materials and equipment purchased from overseas as well as the cost of servicing our foreign currency debt. As of December 31, 2022, 14.7% of our long-term debt (including the current portion but excluding original issue discounts and premium) without taking into consideration of swap transactions was denominated in foreign currencies, principally U.S. dollars. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in U.S. dollars. Since a substantial portion of our revenues is denominated in Won, we must generally obtain foreign currencies through foreign currency-denominated financings or from foreign currency exchange markets to make such purchases or service such debt, fulfill our obligations under existing overseas investments and make new overseas investments. As a result, any significant depreciation of Won against U.S. dollar or other foreign currencies will have a material adverse effect on our profitability and results of operations. See Item 3.D. “Risk Factors—Risks Relating to KEPCO—The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.”

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

Consolidated Results of Operations

The selected consolidated financial data set forth below as of and for the years ended December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.

You should read the following data with the more detailed information contained in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

	2020		2021		2022		2022

	(rounded to billions of Won and millions of US$)(1)
Sales	~~W~~	57,927	~~W~~	60,012	~~W~~	70,546	$55,981
Cost of sales		51,804		63,644		100,904	80,071
Gross profit (loss)		6,122		(3,632)		(30,358)	(24,090)
Selling and administrative expenses		2,678		2,876		3,009	2,388
Other income (expenses), net		619		776		883	701

	2020		2021		2022		2022

	(rounded to billions of Won and millions of US$)(1)
Other gains (losses), net	~~W~~	35	~~W~~	9	~~W~~	243	$193
Operating profit (loss)		4,098		(5,723)		(32,241)	(25,584)
Finance income (expenses), net		(1,386)		(1,843)		(2,913)	(2,312)
Profit (loss) related to associates, joint ventures and subsidiaries		281		495		1,310	1,040
Profit (loss) before income tax		2,993		(7,072)		(33,844)	(26,856)
Income tax benefit (expense)		(899)		1,856		9,415	7,471
Profit (loss) for the period		2,094		(5,216)		(24,429)	(19,385)
Other comprehensive income (loss)		(220)		600		1,247	990
Total comprehensive income (loss)		1,874		(4,616)		(23,182)	(18,396)

Note:

(1)

The financial information denominated in Won as of and for the year ended December 31, 2022 has been translated into U.S. dollars at the exchange rate of Won 1,260.18 to US$1.00, which was the Noon Buying Rate as of December 31, 2022.

2022 Compared to 2021

In 2022, our consolidated sales, which is principally derived from the sale of electric power, increased by 17.6% to Won 70,546 billion in 2022 from Won 60,012 billion in 2021 primarily reflecting an increase in sales of electric power. Our sale of electric power increased by 17.7% to Won 69,184 billion in 2022 from Won 58,801 billion in 2021 primarily due to increases in both the volume of electricity sold and the average unit sales price. The volume of electricity sold increased by 2.7% to 547,933 gigawatt hours in 2022 from 533,431 gigawatt hours in 2021 primarily due to a 1.6% increase in the volume of electricity sold to the industrial sector which represents the largest segment of electricity consumption in Korea to 296,036 gigawatt hours in 2022 from 291,333 gigawatt hours in 2021, and a 6.4% increase in the volume of electricity sold to the commercial sector which represents the second largest segment of electricity consumption in Korea to 127,193 gigawatt hours in 2022 from 119,550 gigawatt hours in 2021, coupled with a 1.4% increase in the volume of electricity sold to the residential sector to 80,996 gigawatt hours in 2022 from 79,915 gigawatt hours in 2021. The increase in the volume of electricity sold to the industrial sector was primarily due to an increase of industrial activities such as an increase in annual exports. The increase in the volume of electricity sold to the commercial sector was primarily due to the expansion of consumer expenditure, including from accommodation and restaurant businesses, following the easing of COVID-19 quarantine measures. The volume of electricity sold to the residential sector was increased only slightly because of the base effect of significant increase in sales during the COVID-19 period. Average unit sales price increased by 11.5% to Won 120.51 per kilowatt-hour in 2022 from Won 108.11 per kilowatt-hour in 2021 primarily due to an increase in each unit sales price in the commercial and industrial sector. Our sales of construction services decreased by 14.3% to Won 647 billion in 2022 from Won 755 billion in 2021 primarily due to a decrease in sales amount recorded from the ongoing construction of our nuclear complex construction projects in the United Arab Emirates as the construction projects progress over time.

Our consolidated cost of sales, which is principally derived from the purchase of power from independent power producers, raw materials used and depreciation, increased by 58.5% to Won 100,904 billion in 2022 from Won 63,644 billion in 2021 primarily due to 94.2% increase in power purchase, 86.7% increase in raw material used and 4.4% increase in depreciation.

Power purchase, which accounted for 41.6% and 34.0% of our cost of sales in 2022 and 2021, respectively, increased by 94.2% to Won 41,985 billion in 2022 from Won 21,619 billion in 2021 primarily due to increases in both quantity and the unit price of power purchase. The increased unit price of power purchase was mainly due to increased fuel costs.

Raw materials used, which accounted for 34.5% and 29.3% of our cost of sales in 2022 and 2021, respectively, increased by 86.7% to Won 34,833 billion in 2022 from Won 18,660 billion in 2021 primarily due to increases in both fuel prices and the volume of electricity generated mainly in response to an increase in power demand.

Depreciation expense, excluding amortization of nuclear fuel charged to fuel costs in the amounts of Won 1,289 billion and Won 1,134 billion in 2022 and 2021, respectively, increased by 3.3% to Won 10,767 billion in 2022 from Won 10,418 billion in 2021 primarily due to an additional property, plant and equipment acquired in relation to the construction of new generation facilities pursuant to our capital investment program.

Other cost of sales decreased by 5.9% to Won 1,903 billion in 2022 from Won 2,023 billion in 2021 primarily due to a decrease in our greenhouse gas emission and related costs. For example, we have spent approximately Won 387 billion for the greenhouse gas emission allowances in 2022 compared to Won 548 billion in 2021. For further information, please see Item 4.B. “Business Overview—Environmental, Social and Governance Programs.”

As a cumulative result of the foregoing factors, our consolidated gross loss increased to Won 30,358 billion in 2022 from Won 3,632 billion in 2021, and our consolidated gross margin decreased to (43.0)% in 2022 from (6.1)% in 2021. The increase in our consolidated gross loss and decrease in consolidated gross margin were largely attributable to 58.5% increase in our consolidated cost of sales (which was mainly due to 94.2% increase in the power purchase costs, 86.7% increase in raw materials used, and 4.4% increase in depreciation expense) which substantially outpaced 17.6% increase in our consolidated sales which was primarily due to 2.7% increase in the volume of electricity sold and 11.5% increase in the average unit sales price.

Our consolidated selling and administrative expenses slightly increased by 4.6% to Won 3,009 billion in 2022 from Won 2,876 billion in 2021 largely due to an increase in taxes and dues and repairs and maintenance expense.

Our consolidated other income, net of expenses, increased by 13.8% to Won 883 billion in 2022 from Won 776 billion in 2021 mainly as a result of an increase in customer-paid facilities for electricity use.

Our consolidated net other gains increased to Won 243 billion in 2022 from Won 9 billion in 2021, mainly as a result of increase in gains on disposal of property, plant and equipment, and gains on foreign currency transactions.

As a cumulative effect of the foregoing factors, our consolidated operating loss increased to Won 32,241 billion in 2022 from Won 5,723 billion in 2021, and our consolidated operating margin decreased to (45.7)% in 2022 from (9.5)% in 2021. This was mainly due to increased fuel costs as a result of a higher price of LNG and other raw materials and increased power purchase expenses as a result of an increase in power demand and the unit price of power purchase due to an increase in the system marginal price of electricity, which increased significantly as a result of higher fuel costs.

Our consolidated finance expenses, net, increased by 58.1% to Won 2,913 billion in 2022 from Won 1,843 billion in 2021 primarily as a result of increased interest expense and losses on valuation of derivatives.

Our consolidated profit related to associates, joint ventures and subsidiaries increased by 164.6% to Won 1,310 billion in 2022 from Won 495 billion in 2021 primarily due to increased share in profit of Korea Gas Corporation, owing to increased LNG price.

As a cumulative effect of the foregoing factors, we recognized consolidated loss before income taxes of Won 33,844 billion in 2022 compared to consolidated loss before income taxes of Won 7,072 billion in 2021.

Our income tax benefit increased to Won 9,415 billion in 2022 from Won 1,856 billion in 2021, largely as a result of the increase in our loss before income taxes. Our effective tax rate, which represents tax expense as a percentage of profit before income taxes, was not calculated because income tax benefit was recognized in 2022. See Note 41 to our consolidated financial statements included in this annual report.

As a cumulative result of the above factors, our consolidated loss increased to Won 24,429 billion in 2022 from Won 5,216 billion in 2021. Our consolidated net profit margin also decreased to (34.6)% in 2022 from (8.7)% in 2021. Our loss attributable to the owners of the company increased to Won 24,467 billion in 2022 from Won 5,305 billion in 2021.

Other comprehensive income increased to Won 1,247 billion in 2022 from Won 600 billion in 2021, largely due to an increase in the remeasurement of defined benefit liability and share of other comprehensive income of associates and joint ventures, net of tax.

As a cumulative result of the above factors, our consolidated total comprehensive loss increased to Won 23,182 billion in 2022 from Won 4,616 billion in 2021.

2021 Compared to 2020

In 2021, our consolidated sales, which is principally derived from the sale of electric power, increased by 3.6% to Won 60,012 billion in 2021 from Won 57,927 billion in 2020 primarily reflecting an increase in sales of electric power. Our sale of electric power increased by 3.7% to Won 58,801 billion in 2021 from Won 56,685 billion in 2020 primarily due to an increase in the volume of electricity sold. The volume of electricity sold increased by 4.7% to 533,431 gigawatt hours in 2021 from 509,270 gigawatt hours in 2020 primarily due to a 4.5% increase in the volume of electricity sold to the industrial sector, which represents the largest segment of electricity consumption in Korea, to 291,333 gigawatt hours in 2021 from 278,660 gigawatt hours in 2020 and a 5.2% increase in the volume of electricity sold to the commercial sector, which represents the second largest segment of electricity consumption in Korea, to 119,550 gigawatt hours in 2021 from 113,639 gigawatt hours in 2020 coupled with a 4.7% increase in the volume of electricity sold to the residential sector to 79,915 gigawatt hours in 2021 from 76,303 gigawatt hours in 2020. The increase in the volume of electricity sold to the industrial sector was primarily due to an increase in export sales recovered after recession in the light of COVID-19 pandemic since the manufacturing industry has traditionally been a major consumer of electricity. The increase in the volume of electricity sold to the commercial sector was primarily due to the increase in domestic demand in response to the Government’s ‘with Corona’ strategy which relaxed social distancing policy after COVID-19 pandemic. The increase in the volume of electricity sold to the residential sector was primarily due to increased time spent at home and telecommuting in response to the COVID-19 pandemic and increased use of cooling and heating appliances to cope with increased number of hot summer and cold winter days. Average unit sales price decreased by 1.5% to Won 108.11 per kilowatt-hour in 2021 from Won 109.80 per kilowatt-hour in 2020 primarily due to a decrease in each unit sales price in the commercial and industrial sector. Our sales of construction services decreased by 7.0% to Won 755 billion in 2021 from Won 812 billion in 2020 primarily due to a decrease in sales amount recorded from the ongoing construction of our nuclear complex construction projects in the United Arab Emirates as the construction projects progress over time.

Our consolidated cost of sales, which is principally derived from the purchase of power from independent power producers, raw materials used and depreciation, increased by 22.9%, to Won 63,644 billion in 2021 from Won 51,804 billion in 2020 primarily due to a 37.5% increase in power purchase, a 37.8% increase in raw material used and a 3.6% increase in depreciation.

Power purchase, which accounted for 34.0% and 30.4% of our cost of sales in 2021 and 2020, respectively, increased by 37.5% to Won 21,619 billion in 2021 from Won 15,725 billion in 2020 primarily due to increase in both quantity and the unit price of power purchase. The increased unit price of power purchase was mainly due to increased fuel costs.

Raw materials used, which accounted for 29.3% and 26.1% of our cost of sales in 2021 and 2020, respectively, increased by 37.8% to Won 18,660 billion in 2021 from Won 13,544 billion in 2020 primarily due to increases in both fuel prices and the volume of electricity generated mainly due to an increase in power demand.

Depreciation expense, excluding amortization of nuclear fuel charged to fuel costs in the amounts of Won 1,134 billion and Won 1,173 billion in 2021 and 2020, respectively, increased by 4.4% to Won 10,418 billion in 2021 from Won 9,978 billion in 2020 primarily due to an additional property, plant and equipment acquired in relation to the construction of new generation facilities pursuant to our capital investment program.

Other cost of sales increased by 9.8% to Won 2,023 billion in 2021 from Won 1,843 billion in 2020 primarily due to an increase in our greenhouse gas emission and related costs. For example, we have spent approximately Won 548 billion for the greenhouse gas emission allowances in 2021 compared to Won 332 billion in 2020. For further information, please see Item 4.B. “Business Overview—Environmental, Social and Governance Programs.”

As a cumulative result of the foregoing factors, we recognized consolidated gross loss of Won 3,632 billion in 2021 compared to consolidated gross profit of Won 6,122 billion in 2020, and our consolidated gross profit margin decreased to (6.1)% in 2021 from 10.6% in 2020. The decreases in our consolidated gross profit and consolidated gross profit margin were largely attributable to 22.9% increase in our consolidated cost of sales (which was mainly due to 37.5% increase in the power purchase costs, 37.8% increase in raw materials used, and 3.6% increase in depreciation expense) which substantially outpaced 3.6% increase in our consolidated sales (which was primarily due to a 4.7% increase in the volume of electricity sold).

Our consolidated selling and administrative expenses slightly increased by 7.4% to Won 2,876 billion in 2021 from Won 2,678 billion in 2020 largely due to an increase in commissions and repairs and maintenance expense.

Our consolidated other income, net of expenses, increased by 25.4% to Won 776 billion in 2021 from Won 619 billion in 2020 mainly as a result of a decrease in donation for establishment of laboratory for nuclear power plant decommissioning.

Our consolidated net other gains decreased to Won 9 billion in 2021 from Won 35 billion in 2020, mainly as a result of decrease in gains on disposal of property, plant and equipment.

As a cumulative effect of the foregoing factors, we recognized consolidated operating loss of Won 5,723 billion in 2021 compared to a profit of Won 4,098 billion in 2020, and our consolidated operating profit margin decreased to (9.5)% in 2021 from 7.1% in 2020. This was mainly due to increased fuel costs as a result of a higher price of LNG, increased power purchased and increased emission costs to comply with stricter greenhouse gas emission trading system.

Our consolidated finance expenses, net, increased by 33.0% to Won 1,843 billion in 2021 from Won 1,386 billion in 2020 primarily as a result of increased losses on foreign currency translation regarding financial liabilities carried at amortized cost.

Our consolidated profit related to associates, joint ventures and subsidiaries increased by 76.2% to Won 495 billion in 2021 from Won 281 billion in 2020 primarily due to increased share in profit of Korea Gas Corporation, owing to increased LNG price.

As a cumulative result of the foregoing factors, we recognized consolidated loss before income taxes of Won 7,072 billion in 2021 compared to consolidated profit before income taxes of Won 2,993 billion in 2020.

Our income tax benefit increased to Won 1,856 billion in 2021 from income tax expense of Won 899 billion in 2020 largely as a result of the increase in our loss before income taxes. Our effective tax rate, which represents tax expense as a percentage of profit before income taxes, was not calculated in 2021 because income tax benefit was recognized in 2021. See Note 41 to our consolidated financial statements included in this annual report.

As a cumulative result of the above factors, we recognized consolidated loss of Won 5,216 billion in 2021 compared to consolidated profit of Won 2,094 billion in 2020. Our consolidated net profit margin also decreased to (8.7)% in 2021 from 3.6% in 2020. Our loss attributable to the owners of the company was Won 5,305 billion in 2021 compared to a profit of Won 1,992 billion in 2020.

We recognized other comprehensive income of Won 600 billion in 2021 compared to other comprehensive loss of Won 220 billion in 2020 largely due to an increase in the remeasurement of defined benefit liability and share in other comprehensive income (loss) of associates and joint ventures, net of tax.

As a cumulative result of the above factors, we recognized consolidated total comprehensive loss of Won 4,616 billion in 2021 compared to total comprehensive income of Won 1,874 billion in 2020.

Segment Results

We operate the following business segments: transmission and distribution, nuclear power generation and thermal power generation and all others. The transmission and distribution segment, which is operated by us, the parent company, consists of operations related to the transmission, distribution and sale to end-users of electricity purchased from our generation subsidiaries as well as from independent power producers. The power generation segment, which is operated by our one nuclear generation subsidiary and five non-nuclear generation subsidiaries, consists of operations related to the generation of electricity sold to us through the Korea Power Exchange. The transmission and distribution segment and the power generation segment together represent our electricity business. The remainder of our operation consists primarily of operations related to the plant maintenance and engineering service and others including mainly overseas businesses. In 2020, 2021 and 2022, the unaffiliated revenues of the power generation segment (representing the six generation subsidiaries) and all our other revenues in the aggregate amounted to only 3.1%, 4.3% and 5.9% of our consolidated revenues, respectively, and the results of operations for our business segments substantially mirror our consolidated results of operations. For further information, see Note 4 of the notes to our consolidated financial statements included in this annual report.

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

Our total capital expenditures for the construction of generation, transmission and distribution facilities were Won 15,485 billion, Won 13,964 billion and Won 13,886 billion in 2020, 2021 and 2022, respectively, and under our current budgets, are estimated to be approximately Won 16,927 billion, Won 16,306 billion and Won 17,908 billion in 2023, 2024 and 2025, respectively. We plan to finance our capital expenditures primarily through issuance of securities in the capital markets, borrowings from financial institutions and construction grants.

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

Furthermore, as part of the Comprehensive Measures against Particulate Matter and the Eighth, Ninth and Tenth Basic Plan, announced by the Government in September 2017, December 2017, December 2020 and January 2023 respectively, the Government set forth the following policy directions relating to coal-fired generation units: (i) 28 decrepit coal-fired generation units shall convert to LNG fuel use by 2036, (ii) in principle, construction of new coal-fired generation units shall not be planned, (iii) coal-fired generation units that are 30 years or older shall temporarily cease operations from December to February of each year from 2020, which has also been done from March to June in 2018 and 2019, (iv) coal-fired generation units shall be put through comprehensive functional and environmental upgrades and (v) coal-fired generation units shall be subject to emission standards that came into effect in January 2019 that are twice as more rigorous than the previous standards. Compliance with such measures is expected to result in significant additional costs.

We plan to establish a research and entrepreneurship-oriented university specializing in the energy field. See Item 4.B. “Business Overview—Establishment of a University.” On August 8, 2019, our board of directors resolved to make an initial contribution of Won 60 billion for the promotion, initial operation and the design of the university campus. On May 21, 2021, our board resolved to make an additional contribution of Won 64.5 billion to the university and Won 41.3 billon of such contribution was made in December 2021. The remaining 23.2 billion won was made after a resolution by our affiliates’ board of directors in 2022. In addition, on July 15, 2022, the board of us and our affiliates decided to contribute 47.9 billion won for funding of the construction and operation of major campus facilities and completed the contribution by December 2022. The total amount of contributions after 2023 will be determined in consultation with the Korean government and the KENTECH itself.

Fuel Purchases

We require significant funds to finance our operations, principally in relation to the purchase of fuels by our generation subsidiaries for generation of electricity. In 2020, 2021 and 2022, fuel costs constituted 28.6%, 30.6% and 34.4% of our cost of sales and the ratio of fuel costs to our sales was 25.5%, 32.5% and 49.1%, respectively. We plan to fund our fuel purchases primarily with net operating cash, although in cases of rapid increases in fuel prices as is the case from time to time, we may also rely on borrowings from financial institutions and issuance of debt securities in the capital markets.

Repayment of Existing Debt

Payments of principal and interest on indebtedness will require considerable resources. The table below sets forth the scheduled maturities of the outstanding interest-bearing debt (excluding original issue discounts and premium) without taking into consideration of swap transactions of us and our six wholly-owned generation subsidiaries as of December 31, 2022 for each year from 2023 to 2027 and thereafter. As of December 31, 2022, such debt represented 96.8% of our outstanding debt on a consolidated basis.

Year ended December 31	Local Currency Borrowings	Foreign Currency Borrowings	Domestic Debentures	Foreign Debentures	Total(1)
	(in billions of Won)
2023	11,809.2	131.6	8,400.0	1,774.2	22,115.0
2024	2.6	—	22,040.0	1,440.3	23,482.9
2025	151.8	—	16,580.0	3,675.2	20,407.0
2026	10.7	9.8	7,350.0	3,067.5	10,437.9
2027	1.8	—	8,460.0	2,563.8	11,025.6
Thereafter	55.8	—	27,540.3	1,893.3	29,489.3
Total(1)	12,031.9	141.4	90,370.3	14,414.3	116,957.8

Note:

(1)	The figures may not add up to the relevant total numbers due to rounding.

We and our six wholly-owned generation subsidiaries incurred interest charges (including capitalized interest) in relation to our interest-bearing debt of Won 2,438 billion, Won 2,337 billion and Won 3,253 billion in 2020, 2021 and 2022, respectively. We anticipate that interest charges will increase in future years because of, among other factors, anticipated increases in our long-term debt. See “—Capital Resources” below. The weighted average rates of interest on our and our six wholly-owned generation subsidiaries’ interest-bearing long-term debt and borrowings under existing swap contracts were 2.55%, 2.35% and 3.09% in 2020, 2021 and 2022, respectively.

Overseas Investments

As part of our revenue diversification strategy, we plan to continue to make overseas investments on a selective basis, which will be funded primarily through foreign currency-denominated borrowings and debt securities issuances as well as net operating cash from such projects.

Capital Resources

The selected consolidated financial data set forth below as of and for the years ended December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.

You should read the following data with the more detailed information contained in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

	2020		2021		2022		2022
	(rounded to billions of Won and millions of US$)(1)
Net cash provided by (used in) operating activities	~~W~~	13,208	~~W~~	4,491	~~W~~	(23,478)	$(18,630)
Long-term debt (excluding current portion)(2)		59,050		66,500		97,946	77,724
Current portion of the long-term debt		9,238		11,109		13,839	10,981
Total long-term debt(3)		68,450		77,781		111,982	88,862
Won-denominated long-term debt		56,759		64,995		95,476	75,764
Foreign currency-denominated long-term debt		11,692		12,786		16,506	13,098
Other long-term liabilities(4)		47,544		47,565		50,340	39,947
Short-term borrowings		1,437		2,921		8,820	6,999
Total equity		70,667		65,327		42,000	33,329

Notes:

(1)

The financial information denominated in Won as of and for the year ended December 31, 2022 has been translated into U.S. dollars at the exchange rate of Won 1,260.18 to US$1.00, which was the Noon Buying Rate as of December 31, 2022.

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

We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, issuance of debt securities and borrowings from financial institutions. Net cash provided by operating activities is primarily a function of electricity sales and fuel purchases and is also affected by increases and decreases in trade receivables, trade payables and inventory related to electricity sales and fuel purchases. Net cash provided by (used in) operating activities was Won 13,208 billion and Won 4,491 billion in 2020 and 2021 respectively and Won (23,478) billion in 2022.

As of December 31, 2020, 2021 and 2022, our long-term debt (excluding the current portion but including original issue discounts and premium), without taking into consideration of swap transactions, amounted to Won 59,050 billion, Won 66,500 billion and Won 97,946 billion, respectively, representing 83.6%, 101.8% and 233.2% of equity, respectively, as of such dates. As of December 31, 2020, 2021 and 2022, the current portions of our long-term debt were Won 9,238 billion, Won 11,109 billion and Won 13,839 billion, respectively. As of December 31, 2020, 2021 and 2022, our short-term borrowings amounted to Won 1,437 billion, Won 2,921 billion and Won 8,820 billion, respectively. See Note 23 of the notes to our consolidated financial statements included in this annual report. Total long-term debt (including the current portion but excluding original issue discounts and premium), without taking into consideration of swap transactions, as of December 31, 2022 was Won 111,982 billion, of which Won 95,476 billion was denominated in Won and an equivalent of Won 16,506 billion was denominated in foreign currencies, primarily U.S. dollars. We, KHNP, KOMIPO and KOWEPO also maintain global medium-term note programs in the aggregate amount of US$21 billion, of which approximately US$13 billion remains currently available for future drawdown.

As we experienced increased net losses in 2022 as global energy prices increased significantly and the power purchase costs increased accordingly, we recently issued more debt securities than before to meet increased working capital requirement. On December 28, 2022, the National Assembly of Korea passed an amendment to Article 16 of KEPCO Act which increased our debt ceiling on total outstanding debt securities on a separate basis to be no greater than five times (or six times if the Minister of the Ministry of Trade, Industry and Energy approves if it is urgently required to resolve a business crisis situation) the sum of our share capital and reserves updated at the end of each year. Such share capital and reserves are calculated on a separate basis under the KEPCO Act. Before such amendment, our debt ceiling was two times the sum of our share capital and reserves. Such increase in debt ceiling will be effective until December 31, 2027 and we may make use of the new debt ceiling to issue more debt securities to cover our losses, refinance existing debt and finance new capital expenditures. However, if the sum of our share capital and reserves decrease (including as a result of continued significant net losses), our debt ceiling will decrease as well and there will be no assurance that we can meet our funding requirements for capital or operational expenditures or debt repayment obligations, which situation could have a material adverse impact on our business, results of operations and financial condition.

Subject to the implementation of our capital expenditure plan and the sale of our interests in our generation subsidiaries and other subsidiaries, our long-term debt may increase or decrease in future years. Until recently, a significant portion of our long-term debt was raised through foreign currency-denominated borrowings. Our foreign currency-denominated long-term debt (including the current portion but excluding original issue discounts and premium), without taking into consideration of swap transactions, amounted to Won 12,786 billion and Won 16,506 billion as of December 31, 2021 and 2022, respectively.

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

We incur our short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had any material difficulties in obtaining short-term borrowings. In addition, in order to prepare for potential liquidity shortage, we maintain several credit facilities with financial institutions, with Won-denominated facilities amounting to Won 7,184 billion in aggregate and foreign currency-denominated facilities amounting to US$1,385 million in aggregate. The full amount of these facilities was available as of December 31, 2022.

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

Our total equity decreased by 35.7% from Won 65,327 billion as of December 31, 2021 to Won 42,000 billion as of December 31, 2022, mainly as a result of a decrease in total comprehensive income.

Liquidity

The selected consolidated financial data set forth below as of and for the years ended December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.

You should read the following data with the more detailed information contained in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

	2020		2021		2022		2022
	(rounded to billions of Won and millions of US$)(1)
Property, plant and equipment, net	~~W~~	168,711	~~W~~	173,135	~~W~~	177,865	$141,143
Current trade and other payables, net		6,257		8,153		11,984	9,509
Current financial liabilities, net		10,725		14,037		22,704	18,016
Net cash provided by (used in) operating activities		13,208		4,491		(23,478)	(18,630)
Net cash used in investing activities		(14,832)		(12,373)		(14,954)	(11,866)
Net cash provided by financing activities		1,881		8,435		38,998	30,946
Net working capital (deficit)(2)		(5,319)		(9,681)		(14,768)	(11,719)

Notes:

(1)

The financial information denominated in Won as of and for the year ended December 31, 2022 has been translated into U.S. dollars at the exchange rate of Won 1,260.18 to US$1.00, which was the Noon Buying Rate as of December 31, 2022.

(2)

Net working capital is defined as current assets minus current liabilities. For the periods indicated, current liabilities exceeded current assets, which resulted in working capital deficit for such periods.

Our liquidity is substantially affected by our acquisition of property, plant and equipment, fuel purchases and schedule of repayment of debt. Our property, plant and equipment increased by 2.7% from Won 173,135 billion as of December 31, 2021 to Won 177,865 billion as of December 31, 2022. As the fuel costs increased by 77.8% from Won 19,503 billion in 2021 to Won 34,669 billion in 2022, our current trade and other payables also increased from Won 8,153 billion as of December 31, 2021 to Won 11,984 billion as of December 31, 2022. Our current financial liabilities increased by 61.7% from Won 14,037 billion as of December 31, 2021 to Won 22,704 billion as of December 31, 2022 according to our debt repayment schedule.

Our cash flows are also impacted by other factors. In 2022, we had a net cash outflow of Won 23,478 billion from operating activities while, in 2021, we had a net cash inflow of Won 4,491 billion from operating activities.

Our cash flows from investing activities are mainly affected by the acquisition of property, plant and equipment and financial assets, which was Won 28,843 billion in 2022, as well as the proceeds from disposals of financial assets, which was Won 14,182 billion in 2022. Our net cash used in investing activities increased by 20.9% from Won 12,373 billion in 2021 to Won 14,954 billion in 2022, mainly due to the increase in acquisition of financial assets of Won 10,603 billion and increase in proceeds from disposals of financial assets of Won 7,159 billion offset by a decrease in acquisition of property, plant and equipment of Won 340 billion.

Our cash flows from financing activities are mainly affected by the proceeds and repayment of long-term borrowings and debt securities, which was a net inflow of Won 33,341 billion in 2022, as well as dividend paid, which was Won 42 billion in 2022. Our net cash from financing activities increased by 362.3% from Won 8,435 billion in 2021 to Won 38,998 billion in 2022, largely due to an increase of Won 26,202 billion in proceeds from long-term borrowings and securities.

Due to the capital-intensive nature of our business as well as significant volatility in fuel prices, from time to time we operate with working capital deficits, and we may have substantial working capital deficits in the future. As of December 31, 2020, 2021 and 2022, we had a working capital deficit of Won 5,319 billion, Won 9,681 billion and Won 14,768 billion, respectively. We have traditionally met our working capital and other capital requirements primarily with net cash provided by operating activities, issuance of debt securities, borrowings from financial institutions and construction grants. We also incur short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had any material difficulties in obtaining short-term borrowings. See “—Capital Resources.”

We may face liquidity concerns in the case of sudden and sharp depreciation of the Won against major foreign currencies or depreciation over a sustained period of time. While substantially all of our revenues and our cash and cash equivalents are denominated in Won, we pay for substantially all of our fuel purchases in foreign currencies. Furthermore, as a substantial portion of our long-term debt is denominated in foreign currencies, the payment of principal and interest thereon is made in foreign currencies. In the past, we have incurred foreign currency debt principally due to the limited availability and the high cost of Won-denominated financing in Korea. However, in light of the increasing sophistication of the Korean capital markets and the recent increase in Won liquidity in the Korean financial markets, we plan to reduce the portion of our debt which is denominated in foreign currencies although we intend to continue to raise certain amounts of capital through long-term foreign currency debt for purposes of maintaining diversity in our funding sources as well as paying for overseas investments and fuel procurements in foreign currencies. As of December 31, 2022, 14.7% of our long-term debt (including the current portion but excluding original issue discounts and premium) without taking into consideration of swap transactions was denominated principally in U.S. dollars.

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

We did not pay any dividends in respect of fiscal year 2021 and 2022 on a separate basis. We paid dividends of Won 1,216 per share in respect of fiscal year 2020 on a separate basis.

Contractual Obligations

The following summarizes our known contractual obligations on a consolidated basis as of December 31, 2022 and the effect such obligations are expected to have on liquidity and cash flow in future periods. See Note 45.(2) of the notes to our consolidated financial statements included in this annual report for our management of short, medium and long-term funding and liquidity management requirements.

Contractual Obligations	Less than 1 Year		1~2 Years	2~5 Years	More than 5 Years	Total(3)
	In billions of Won
Borrowings and debt securities(1)	~~W~~	26,158	27,368	47,362	37,116	138,003
Lease liabilities		640	657	1,390	1,925	4,612
Trade and other payables		11,370	348	1,008	734	13,459
Financial guarantee contracts(2)		105	54	3,495	121	3,776

Total(3)	~~W~~	38,272	28,427	53,256	39,896	159,851

Notes:

(1)	These includes interest payments on the borrowings and debts for the periods indicated.
(2)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2021 and 2022 are Won 80,841 million and Won 67,240 million, respectively.

(3)	The figures may not add up to the relevant total numbers due to rounding.

For a description of our commercial commitments and contingent liabilities, see Note 50 of the notes to our consolidated financial statements included in this annual report.

We entered into a power purchase agreement with GS EPS Co., Ltd. and CGN Yulchon Generation Co., Ltd. respectively, which are non-renewable energy independent power producers that are not part of the Community Energy System, under which we are required to purchase all electricity generated by these companies to the extent such electricity is traded through the Korea Power Exchange. The purchase prices for such electricity are predetermined under the power purchase agreements, subject to annual adjustments. We purchased power from these companies in the amounts of Won 289 billion, Won 371 billion and Won 551 billion in 2020, 2021 and 2022, respectively. As a result of the expiration of the contractual periods, our agreement with GS EPS Co., Ltd. terminated on March 31, 2021.

We meet our coal requirements primarily through purchases of bituminous coal and anthracite coal under long-term supply contracts with domestic and foreign suppliers to purchase. Under these long-term supply contracts, purchase prices are adjusted periodically based on prevailing market conditions. We have entered into several fuel purchase agreements under which we are committed to purchasing minimum quantities of fuel, including approximately 60 to 70 million tons of bituminous coal in 2022.

We also purchase a substantial portion of our LNG requirements from Korea Gas Corporation, a related party. We negotiate annually with Korea Gas Corporation and other suppliers to purchase LNG. We have also entered into long-term transportation contracts with Pan Ocean Co., Ltd. and others.

We import all uranium ore concentrates from sources outside Korea (including Canada, Russia, France, the United Kingdom, Switzerland, Australia, Germany, Japan and Uzbekistan) through medium- to long-term contracts and purchases in spot markets, and pay for such concentrates with currencies other than Won, primarily U.S. dollars. Contract prices for processing of uranium are generally based on market prices.

The fuel purchase price is typically negotiated near or at time of purchase subject to prevailing market conditions. In 2022, the fuel cost incurred to us was Won 34,669 billion. See Note 49 of the notes to our consolidated financial statements for further details of these contracts.

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

Overdraft and Others

See Note 47 to our consolidated financial statements included in this annual report for existing guarantees provided by us to our associates, joint ventures and others.

Other than as described in this annual report and also in Notes 47 and 50 of the notes to our consolidated financial statements included in this annual report, we did not have any other material credit lines and guarantee commitments provided to any third parties as of December 31, 2022.

Item 5.C.	Research and Development, Patents and Licenses, etc.

Research and Development

We aim to secure core technologies that enable to achieve carbon neutrality early on by increasing research and development investment in the technologies which contribute to greenhouse gas reduction effectively. Currently, we are securing 17 core strategic technologies and 441 unit technologies in the related fields to pioneer carbon-neutrality in Korea and make our operations efficient and align with the master plan on research and development which we set out in 2022. Our primary objectives for technology development are improving the efficiency of energy supply and use; expanding renewable energy that can reduce carbon emissions in power generation; promoting fuel conversion with hydrogen and ammonia; and developing an intelligent power grid that distributes electricity to consumers. We have set the research and development activities plan accordingly.

Our research and development activities plan to focus on the following:

•

Improvement in energy efficiency. To reduce losses through distributed systems and high-efficiency power transmission, as well as to improve energy efficiency in the building, industrial, and transportation sectors.

•	Expansion of renewable energy. to replace coal and gas power generation with renewable energy such as wind power and hydrogen energy.

•	Fuel conversion. To achieve zero carbonization by applying carbon capture, usage and storage system to hydrogen, ammonia-blended and thermal power generation.

•	Development of intelligent power grid. To increase renewable energy connection capacity and operate large-scale energy storage systems for timely expansion of renewable energy in power systems.

•

Others. To apply digital systems such as intelligent digital power plant, advanced distribution management system and develop asset management system, robots and drones, and safety/disaster prevention technologies.

In addition, we cooperate closely with several other electric utility companies and research institutes, both foreign and domestic, on various projects to diversify the scope and scale of our research and development activities.

In 2023, consistent with the Government guidelines, we plan to invest approximately 3.59% of our annual estimated net sales on a separate basis, in the research and development. We and six generation subsidiaries invested Won 887 billion, Won 910 billion and Won 889 billion, in 2020, 2021 and 2022, respectively, and currently plan to invest Won 1,097 billion in 2023, on research and development. We and six generation subsidiaries had 1,317 employees engaged in research and development activities as of December 31, 2022. As a result of our research, we and six generation subsidiaries had 7,334 registered patents and 8,651 patent applications outstanding in Korea and abroad as of December 31, 2022.

Item 5.D.	Trend Information

Trends, uncertainties and events which could have a material impact on our sales, liquidity and capital resources are discussed above in Item 4.B. “Business Overview—Sales and Customers,” Item 5.A. “Operating Results” and Item 5.B. “Liquidity and Capital Resources.”

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

Under our Articles of Incorporation, there may not be more than fifteen directors. The number of standing directors, including our president, must be less than one-half of incumbent directors. A senior non-standing director appointed by the Ministry of Economy and Finance becomes our chairperson of the board following the review and resolution of the Committee for Management of Public Institutions.

Under the Act on the Management of Public Institutions which was amended on February 3, 2022, became effective on August 4, 2022, the labor director system was introduced where one non-standing director of the public institution must be appointed among its employees who have held their offices for at least three years and (i) is recommended by the representative of the employees (or the representative of the labor union of the public institution if there is a labor union comprising the majority of the employees) or (ii) obtains consent from the majority of the employees of a public institution. In accordance with the amended Act, we have incorporated provisions regarding the appointment of a labor director into our amended articles of incorporation, effective as of November 7, 2022. The term of office of a labor director is two years, and candidates must be recommended and approved in accordance with the Act. In accordance with the guidelines for the management of public institutions, we will place labor directors in the appropriate departments or duties to ensure that they are able to carry out their responsibilities efficiently, and provide them with educational opportunities.

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

The names, titles and outside occupations, if any, of the standing directors as of April 7, 2023 and the respective years in which they took office are set forth below.

Name (Gender)	Age	Position	Outside Occupation	Position Held Since
Cheong, Seung-Il (Male)	57	President & Chief Executive Officer	None	June 1, 2021
Jun, Young-Sang (Male)	58	Comptroller & Auditor General and Member of the Audit Committee (Non-executive)	None	March 7, 2023
Lee, Jung-Bok (Male)	59	Corporate Senior Executive Vice President & Chief Business Management Officer	None	February 27, 2023
Lee, Jun-Ho (Male)	60	Corporate Senior Executive Vice President & Chief Safety Officer & Chief Business Operations Officer	None	February 27, 2023
Park, Heon-Gyu (Male)	60	Corporate Senior Executive Vice President & Chief Financial & Strategic Planning Officer	None	May 28, 2021
Kim, Tae-Ok (Male)	60	Corporate Senior Executive Vice President & Chief Power Grid Officer	None	March 25, 2021
Lee, Heung-Joo (Male)	61	Corporate Senior Executive Vice President & Chief Global & Nuclear Business Officer	None	October 14, 2021

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

Jun, Young-Sang has been our Standing Director since March 7, 2023. Mr. Jun previously served as a professor of Public Administration at Konkuk University and an operation director at the Korean Association for Public Administration. Mr. Jun received a Ph.D. in Public Administration from Konkuk University.

Lee, Jung-Bok has been our Standing Director since February 27, 2023. Mr. Lee also currently serves as our Corporate Senior Executive Vice President & Chief Business Management Officer and previously served as the Corporate Senior Executive Vice President and Chief Mutual Growth & Management Officer and Vice President & Head of Human Resources Department. Mr. Lee received a B.A. in Sociology from Sungkyunkwan University.

Lee, Jun-Ho has been our Standing Director since February 27, 2023. Mr. Lee also currently serves as our Corporate Senior Executive Vice President & Chief Safety Officer & Chief Business Operations Officer and previously served as the President & CEO at KEPCO Energy Solution Co., Ltd. and Vice President at Regional Headquarters KEPCO Namseoul. Mr. Lee received a M.B.A. from Korea University.

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

Our non-standing directors must be appointed by the Minister of the Ministry of Economy and Finance following the review and resolution of the Committee for Management of Public Institutions from a pool of candidates recommended by the director nomination committee and must (i) have ample knowledge and experience in business management who cannot be public service personnel other than a public educational official at national or public schools or (ii) have held their offices in us for at least three years and either (a) be recommended by the representative of our employees (or the representative of the labor union if there is a labor union comprising the majority of our employees) or (b) obtain consent from the majority of our employees. We are required to appoint at least one non-standing director who qualifies the requirement (ii) above. Appointment of non-standing directors to become part of the audit committee is subject to approval at the general meeting of our shareholders.

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

The names, titles and outside occupations, if any, of the non-standing directors as of April 7, 2023 and the respective years in which they took office are set forth below. As one of non-standing directors voluntarily resigned from his position in August 2022, we are currently in the process of appointing one additional non-standing director as a labor director as required under the new labor director system. Following the review and resolution of the Committee for Management of Public Institutions, the labor director will be appointed by the Minister of the Ministry of Economy and Finance.

Name (Gender)	Age	Position	Principal Occupation	Position Held Since
Park, Jong-Bae (Male)	59	Non-Executive Director, Chairperson of the Board of Directors and the ESG Committee	Professor of Electrical and Electronics Engineering, Konkuk University	January 31, 2020
Kim, Jae-Shin (Female)	56	Non-Executive Director and Chairperson of the Audit Committee	Certified public accountant of Saedure Accounting Firm	July 9, 2021
Bang, Su-Ran (Female)	36	Non-Executive Director and Member of the ESG Committee	Attorney-at-law/Partner of Law Firm S	September 1, 2020
Park, Hyo-Sung (Male)	64	Non-Executive Director and Member of the Audit Committee	None	April 14, 2021
Lee, Kee-Man (Male)	62	Non-Executive Director	Professor of Aerospace Engineering, Sunchon University	April 14, 2021
Lee, Kye-Sung (Male)	66	Non-Executive Director and Member of the ESG Committee	None	July 9, 2021
Kim, Jong-Woon (Male)	65	Non-Executive Director	None	August 22, 2022

Park, Jong-Bae has been our Non-Standing Director since January 31, 2020. Mr. Park is currently the professor of Electrical and Electronics Engineering at Konkuk University. Mr. Park previously served as a Head of the Office of Career Development and Placement at Konkuk University. Mr. Park received a B.S. and a Ph.D. in Electrical and Electronics Engineering from Seoul National University.

Kim, Jae-Shin has been our Non-Standing Director since July 9, 2021. Ms. Kim currently serves a certified public accountant of Saedure Accounting Firm. Ms. Kim previously served as a Non-standing director of the Korean Institute of Certified Public Accountants and the President of women’s association of the Korean Institute of Certified Public Accountants. Ms. Kim received a B.A. and M.B.A. from Ewha Womans University.

Bang, Su-Ran has been our Non-Standing Director since September 1, 2020. Ms. Bang is currently an Attorney-at-law and Partner of Law Firm S. Ms. Bang previously served as the Senior Advisor of Seoul Energy Corporation and Non-executive Director of Korea Energy Information Culture Agency. Ms. Bang received a LL.B. from Ewha Womans University.

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

Kim, Jong-Woon has been our Non-Standing Director since August 22, 2022. Mr. Kim previously served as the president of the 6th Naju City Council and a member of the 5th and 6th Naju City Council. Mr. Kim received a B.A. in Public Administration from Gwangju University.

Term of Office of Directors

The term of our president is three years, while that of our directors (standing or non-standing, but except for the president) is two years. According to the Act on the Management of Public Institutions, our president’s term cannot be terminated unless it is requested by the President of Korea pursuant to the Act on the Management of Public Institutions or upon an event as specified in our Articles of Incorporation. Under the Korean Commercial Act, if the number of directors is less than the number required under the law or the articles of incorporation, an incumbent director whose term has ended or who has resigned shall nevertheless continue his or her role as a director until a newly appointed director takes office. In such case, our directors may serve as directors beyond two years.

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

On November 7, 2022, we amended our Articles of Incorporation to incorporate an amendment to the Commercial Act implemented on December 29, 2020, which requires the affirmative votes of at least a majority of the voting rights of the shareholders present at the shareholders meeting for appointment of a member of the audit committee in lieu of the affirmative votes of (i) at least a majority of the voting rights of the shareholders present at the shareholders meeting and (ii) at least one-fourth (1/4) of the total number of shares with the voting rights issued and outstanding if the shareholders are permitted to exercise a vote by electronic means at such shareholders meeting by the resolution of our board of directors.

Jun, Young-Sang, a standing director, Kim, Jae-Shin and Park, Hyo-Sung, both non-standing directors, are currently members of our audit committee. All such members of the audit committee are independent within the meaning of the Korea Exchange listing standards, the regulations promulgated under the Korean Commercial Act and the New York Stock Exchange listing standards.

ESG Committee

We established an Environment, Social and Governance (“ESG”) Committee in our board of directors to reinforce ESG-based management system and to ensure continuous performance in this area. The ESG Committee is to consist of three directors. As of the date of this annual report, Park, Jong-Bae, Bang, Su-Ran and Lee, Kye-Sung, all non-standing directors, are the members of our ESG committee. Our ESG Committee is charged with resolving major management issues related to ESG, establishing ESG management strategies and business plans and checking on the overall direction of sustainable management. In 2022, the ESG Committee was held three times and major agendas included the establishment of a KEPCO ESG implementation strategy and an ethics compliance management system and the publication of a sustainability report.

Item 6.B. Compensation

The aggregate amount of remuneration paid to our standing and non-standing directors in the aggregate consist of (i) salaries and wages paid to standing and non-standing directors, which amounted to Won 1,255 million in aggregate in 2022, and (ii) accrued retirement and severance benefits for standing directors, which amounted to Won 58 million in 2022. Under the Act on the Management of Public Institution, our executive officers consist of the president and the standing and non-standing directors. Standing directors, except the standing director who concurrently serves as a member of our audit committee, take executive positions with our company while the other directors, including non-standing directors, do not. We do not have any other officer who is in charge of a principal business unit, division or function, any other officer who performs a policy making function or any other person who performs similar policy making functions for us.

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

Item 6.D. Employees

As of December 31, 2022, we and our generation subsidiaries had a total of 49,237 regular employees, almost all of whom are employed within Korea. Approximately 10.9% of our regular employees (including employees of our generation subsidiaries) are located at our head office.

The following table sets forth the number of and other information relating to our regular employees, not including directors or senior management, as of December 31, 2022.

	KEPCO	KHNP	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP	Total
Regular Employees
Administrative	5,353	1,047	354	433	280	343	280	8,090
Engineers	12,658	9,979	2,244	2,196	2,202	2,085	2,116	33,480
Others	5,545	1,131	220	193	237	223	118	7,667

Total	23,556	12,157	2,818	2,822	2,719	2,651	2,514	49,237

Head Office Employees	1,837	1,503	446	324	399	433	442	5,384
% of total	7.8%	12.4%	15.8%	11.5%	14.7%	16.3%	17.6%	10.9%
Members of Labor Union	18,429	8,754	2,025	1,739	1,917	1,821	1,728	36,413
% of total	78.2%	72.0%	71.9%	61.6%	70.5%	68.7%	68.7%	74.0%

We and each of our generation subsidiaries have separate labor unions. Approximately 74.0% of our and our generation subsidiaries’ employees in the aggregate are members of these labor unions, each of which negotiates a collective bargaining agreement for its members each year. Under applicable Korean law, an employee-employer cooperation committee comprised of an equal number of representatives of management and labor (which shall be no less than three and no more than ten representatives from each of management and labor) is required to be established. Accordingly, an employee-employer cooperation committee composed of eight representatives of management and eight representatives of labor has been established at us and at each of our generation subsidiaries. The committee meets periodically to discuss various labor issues.

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

Item 6.E. Share Ownership

As of December 31, 2022, none of our directors and members of our administrative, supervisory or management bodies own more than 0.1% of our common stock individually and in aggregate.

Item 6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A. Major Shareholders

The following table sets forth certain information relating to certain owners of our capital stock as of December 31, 2022:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class(1) (%)
Common stock	Government	116,841,794	18.2
	Korea Development Bank(2)	211,235,264	32.9

	Subtotal	328,077,058	51.1
	National Pension Service	45,332,619	7.0
	Employee Stock Ownership Association	7,074,777	1.1
	Directors as a group	1,892	0.0
	Public (non-Koreans)
	Common shares	78,145,072	12.2
	American depositary shares(3)	10,814,267	1.7
	Public (Koreans)	172,518,392	26.9

	Subtotal	313,887,019	48.9

	Total	641,964,077	100.0

Notes:

(1)	Percentages are based on issued shares of common stock.
(2)	Korea Development Bank is a Government-controlled entity.
(3)

The number for American depositary shares (ADSs) presented in this table is the number of common shares underlying the total outstanding ADSs. The actual number of the total outstanding ADSs, each representing one-half of a common share, is 21,628,534.

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

In the past three years, our related party transactions principally consisted of purchases of LNG from Korea Gas Corporation and long-term borrowings from Korea Development Bank. In 2020, 2021 and 2022, we and our generation subsidiaries purchased LNG from Korea Gas Corporation in the aggregate amount of Won 3,271 billion and Won 5,647 billion and Won 11,996 billion, respectively. As of December 31, 2022, we had borrowings from Korea Development Bank in the aggregate amount of Won 222 billion, which had an interest rate range of 0.50% to 4.60%, CB rate+0.90, as well as 1 year KDB rate between +0.81 and +0.91 for certain operating funds.

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

Legal Proceedings

As of December 31, 2022, we and our subsidiaries were engaged in 653 lawsuits as a defendant and 238 lawsuits as a plaintiff. As of the same date, the total amount of damages claimed against us and our subsidiaries was Won 982 billion, for which we have made a provision of Won 181 billion as of December 31, 2022, and the total amount claimed by us and our subsidiaries was Won 600 billion as of December 31, 2022. While the outcome of any of these lawsuits cannot presently be determined with certainty, our management currently believes that the final results from these lawsuits will not have a material adverse effect on our liquidity, financial position or results of operations.

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

As a result of such ruling by the Supreme Court of Korea, we and our subsidiaries became subject to a number of lawsuits filed by various industry-wide and company-specific labor unions based on claims that ordinary wage had been paid without including certain items that should have been included as ordinary wage. In July 2016, the court ruled against us, and in accordance with the court’s ruling, in August 2016 we paid Won 55.1 billion to the employees for three years of back pay plus interest. As of December 31, 2022, our subsidiaries set aside an aggregate amount of Won 115 billion to cover any potential future payments of additional ordinary and wage in relation to the related lawsuits. All cases are currently on-going at various stages of proceedings. We cannot presently assure you that the courts will not ultimately rule against our subsidiaries in these lawsuits, or that the amount of our reserves against these lawsuits will be sufficient to cover the amounts actually payable under court rulings. Any of these developments would adversely affect our results of operations.

Furthermore, the issue of determining which labor costs should be additionally included as part of ordinary wages has not been fully resolved by the courts reviewing the lawsuits to which our subsidiaries are a party and other ordinary wage lawsuits filed against other companies. For instance, there are several cases pending review of the Supreme Court of Korea on whether the bonuses conditional to employee’s current employment status should be included as part of ordinary wages. The Supreme Court, in 2013, had ruled that such conditional bonuses are not a part of ordinary wages, yet there were several lower court cases challenging the Court’s interpretation. Although there was a case of the Supreme Court on November 2022 where it ceased the trial and dismissed the appeal against the lower court case challenging the Court’s interpretation, it is not clear from the above case whether the Supreme Court changed its previous interpretation. If the Supreme Court changes its previous interpretation in its review of the currently pending cases, it is expected to be followed by a series of lawsuits asking for additional payments of the ordinary wages. Due to such uncertainty, we cannot presently assure you that there will not be additional lawsuits in relation to ordinary wages and that we or our subsidiaries may not become liable for greater amount of damages as a result of these lawsuits. Furthermore, court decisions or labor legislations expanding the definition of ordinary wages may prospectively increase the labor costs of us and our subsidiaries. As a result, there can be no assurance that the above-described lawsuits and circumstances will not have a material adverse effect on our results of operations.

During the period from 2014 to 2022, certain residential customers filed class action lawsuits against us based on the claim that electricity tariffs, determined under the progressive rate structure, were excessive. As of December 31, 2022, we were subject to 14 such lawsuits brought by approximately 10,000 plaintiffs with an aggregate claim amount of Won 7.1 billion. Of these 14 lawsuits, we won seven cases in the third round of proceedings (for which we won all of the first and second rounds of proceedings, except for one case) and four cases are currently pending in the second round of proceedings (for which we won all of the first rounds of proceedings). Three cases are currently pending in the first round of proceedings.

In April 2019, a forest fire broke out in Goseong in Gangwon Province, about 210 kilometers from Seoul, causing damages to nearby towns, covering approximately 1,260 hectares. The National Forensic Service has investigated the cause of the fire and has determined that the fire seems to have started by an electrical arc from our utility pole’s wire, which broke as a result of a strong wind. Based on this finding, the Police Department of Goseong conducted follow-up investigations and issued a recommendation to prosecute seven employees of KEPCO in connection with the fire. In January 2023, the Seoul High Court acquitted the employees. The prosecutors have appealed to the Supreme Court and a trial is underway, the results of which may have a material adverse effect on us, our reputation and our operating results. In the meantime, we have settled with and completed compensation payment of Won 62.8 billion to victims as of March 31, 2023. We expect settlements with the remaining victims would cost us approximately Won 6.0 billion. As of December 31, 2022, 68 lawsuits were filed against KEPCO for damages caused by the forest fire, with a total amount of claims around Won 292.5 billion. One claim was given judgment in favor of KEPCO, one claim was settled, and 66 lawsuits are pending. In addition, we are compensating the fire victims by providing a number of services, such as free supply of electricity, and implementing measures to prevent future fires that may result from an electrical arc, including a special maintenance program during the dry season between March and May. Also, we implemented operational measures such as tailored operation of protective devices and suspension of operation during periods of low loads and plan to change power facility designs to reflect regional and seasonal characteristics, all of which are intended to help prevent similar incidents from happening in the future. Despite our efforts, however, such incidents may occur again, and we cannot assure you that they will not have any material adverse effect on us, our reputation and our operating results.

In November 2019, prosecutors indicted six of KHNP’s employees for, among others, failing to immediately shut down Hanbit #1 reactor when its thermal output exceeded the threshold specified by the nuclear safety technical operations manual and filing false reports to the NSSC. KHNP is also indicted for secondary liability from its employees’ alleged wrongdoings. The case arose from the NSSC’s investigations into the manual shutdown of Hanbit #1 reactor during a diagnostic test in May 2019. On October 27, 2022, the Supreme Court of Korea dismissed the appeal and upheld the judgement that the employees are not guilty of violating the safety technical operations manual and driving a reactor without a license. In connection with filing false reports to the NSSC, the Supreme Court upheld that, of the five employees who were up for trial, three employees are guilty but two employees are not guilty. We cannot assure you that the outcomes of the case will not have any material adverse effect on us, our reputation and our operating results.

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

The nuclear power plant at Wolsong #1 unit began operations in 1982 and ended its operations in 2012 pursuant to its 30-year operating license. In February 2015, the NSSC evaluated the safety of operating Wolsong #1 unit and approved its extended operation until November 2022. However, on June 15, 2018, the board of directors of KHNP decided to retire Wolsong #1 unit earlier than planned due to comprehensive evaluation of the economic viability and regional sentiment of its continuing operation. On December 24, 2019, the NSSC approved the permanent shutdown of Wolsong #1 unit. The Board of Audit and Inspection of Korea carried out an investigation into whether the shutdown of Wolsong #1 unit was economically feasible and reported that the benefits of continued operations were set unreasonably low compared to the benefits of being immediately shut down, which may have led to the approval of the permanent shutdown of Wolsong #1 unit. According to the results for the investigation on October 20, 2020, KHNP established new guidelines for economic feasibility assessment in December 2021. On June 30, 2021, the Daejeon District Prosecutor’s Office indicted the former CEO of KHNP for his role in approving the early retirement of Wolsong #1 unit, which was the subject of the aforementioned investigation by the Board of Audit Inspection of Korea. The former CEO of KHNP is facing charges of breach of trust and obstruction of business and the case is currently being adjudicated at the Daejeon District Court.

In May 2019, a group of 730 Korean nationals brought a lawsuit against the NSSC to suspend the operation of Saeul #2 (formerly named as Shin-Kori #4). In July 2019, we have applied to participate in the lawsuit as a stakeholder. In February 2021, the Seoul Administrative Court dismissed the plaintiffs’ claim. The plaintiffs subsequently appealed in March 2021 and the plaintiff’s appeal was dismissed by the Seoul High Court in November 2022. The plaintiff has filed a petition to appeal. The case is currently pending at the Supreme Court of Korea. We cannot assure you that there will not be new challenges by civic groups or changes in the

Government’s policies that may interfere with the construction of these new nuclear units in the future. We may experience a loss of revenues and an increase in fuel costs (as nuclear fuel is the cheapest compared to coal, LNG or oil) as a result of such challenges, which could adversely affect our results of operation and financial condition.

On May 18, 2021, the Gwangju District Prosecutor’s Office indicted one KHNP employee for falsely reporting the results of the investigation on welding errors in the reactor head penetration pipe to the Nuclear Safety Committee. On December 15, 2022, the Gwangju District Court acquitted KHNP and its employee. Since the prosecutor made an appeal, this case is currently being adjudicated at the Gwangju District Court.

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

Share Capital

The principal trading market for our common stock is the Korea Exchange. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank, N.A. as depositary and are listed on the New York Stock Exchange under the symbol “KEP.” One ADS represents one-half of one share of our common stock. As of December 31, 2022, 21,628,534 ADSs representing 1.7% shares of our common stock were outstanding.

Common Stock

Shares of our common stock are listed on the KRX KOSPI Market of the Korea Exchange. The table below shows the high and low closing prices on the KRX KOSPI Market of the Korea Exchange for our common stock since 2018.

	Closing Price
Period	High	Low
	(In Won)
2018
First Quarter	37,750	30,850
Second Quarter	37,750	32,000
Third Quarter	33,300	28,700
Fourth Quarter	34,350	23,850
2019
First Quarter	35,800	29,900
Second Quarter	30,350	24,700
Third Quarter	27,950	24,700
Fourth Quarter	29,250	25,100
2020
First Quarter	28,500	16,250
Second Quarter	23,850	19,000
Third Quarter	21,950	18,700
Fourth Quarter	28,300	19,950

	Closing Price
Period	High	Low
	(In Won)
2021
First Quarter	27,150	22,700
Second Quarter	27,150	23,350
Third Quarter	25,650	23,150
Fourth Quarter	23,750	20,750
Fourth Quarter	28,300	19,950
2022
First Quarter	24,750	20,100
Second Quarter	23,800	21,050
Third Quarter	22,950	18,900
Fourth Quarter	22,450	16,650
October	19,850	16,650
November	20,700	16,700
December	22,450	19,350
2023
First Quarter	20,400	17,230
January	20,400	19,350
February	19,660	18,050
March	18,890	17,230
April (through April 7)	18,130	17,890

ADSs

The table below shows the high and low closing prices on the New York Stock Exchange for the outstanding ADSs since 2018. Each ADS represents one-half of one share of our common stock.

	Closing Price per ADS
Period	High	Low
	(In US$)
2018
First Quarter	17.83	14.28
Second Quarter	17.43	14.34
Third Quarter	14.70	12.62
Fourth Quarter	14.96	10.52
2019
First Quarter	15.75	13.01
Second Quarter	13.20	10.42
Third Quarter	11.79	10.24
Fourth Quarter	12.22	10.52
2020
First Quarter	17.82	10.51
Second Quarter	15.65	10.15
Third Quarter	14.59	11.20
Fourth Quarter	16.25	11.47
Fourth Quarter	12.22	10.52
2021
First Quarter	12.37	10.04
Second Quarter	12.18	10.39
Third Quarter	11.06	9.84
Fourth Quarter	10.04	8.77

	Closing Price per ADS
Period	High	Low
	(In US$)
2022
First Quarter	10.18	8.34
Second Quarter	9.54	8.26
Third Quarter	8.79	6.72
Fourth Quarter	8.64	5.80
October	7.11	5.80
November	8.08	5.88
December	8.64	7.41
2023
First Quarter	8.42	6.38
January	8.42	7.76
February	8.05	6.63
March	7.32	6.38
April (through April 6)	6.94	6.87

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

As of March 31, 2023, the aggregate market value of equity securities listed on the KOSPI of the Korea Exchange was approximately Won 1,957,926 billion. The average daily trading volume of equity securities for the first quarter of 2023 was approximately 470 million shares with an average transaction value of Won 8,005 billion.

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

Movements in KOSPI in the past six years are set out in the following table:

	Opening	High	Low	Closing
2018	2,479.65	2,598.19	1,996.05	2,041.04
2019	2,010.00	2,248.63	1,909.71	2,197.67
2020	2,175.17	2,873.47	1,457.64	2,873.47
2021	2,944.45	3,305.21	2,839.01	2,977.65
2022	2,988.77	2,989.24	2,155.49	2,236.40
2023 (through April 7)	2,225.67	2,495.21	2,218.68	2,400.41

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

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 30% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price (Won)	Rounded Down to (Won)
less than 2,000	~~W~~	1
2,000 to less than 5,000		5
5,000 to less than 20,000		10
20,000 to less than 50,000		50
50,000 to less than 200,000		100
200,000 to less than 500,000		500
500,000 or more		1,000

Source: The Korea Exchange

Note:

(1)	The above table is applicable since January 25, 2023.

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

The number of companies listed on the KRX KOSPI Market of the Korea Exchange since 2016, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Number of Listed Companies	Total Market Capitalization on the Last Day for Each Period		Average Daily Trading Volume, Value
		(Millions of Won)	(Thousands of U.S. dollars)(1)	(Thousands of Shares)	(Millions of Won)	(Thousands of U.S. dollars)(1)
2018	788	1,343,971,858	1,207,630,387	397,972	6,548,622	5,884,286
2019	799	1,475,909,366	1,277,290,667	470,723	4,989,807	4,318,309
2020	795	1,980,543,162	1,823,536,656	895,256	12,200,417	11,233,235
2021	818	2,203,366,546	1,853,749,408	1,039,479	15,424,224	12,976,800
2022	820	1,976,432,573	1,568,348,336	595,196	9,008,397	7,148,387
2023 (through April 7)	827	1,969,009,467	1,495,412,370	489,072	8,261,155	6,274,136

Source: The Korea Exchange

Note:

(1)	Converted at the market average exchange rate as announced by Seoul Money Brokerage Services, Ltd. in Seoul at the end of the periods indicated.

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

On November 7, 2022, we further amended our Articles of Incorporation to incorporate an amendment to the Act on the Management of Public Institutions implemented on August 4, 2022, which requires a “market-oriented public enterprise” like us to appoint at least one non-standing director who has held his or her office for at least three years and either (a) is recommended by the representative of the employees (or the representative of the labor union if there is a labor union comprising the majority of the employees) or (b) obtains consent from the majority of the employees. The term of office of a labor director is two years, and candidates must be recommended and approved in accordance with the Act. In accordance with the guidelines for the management of public institutions, we will place labor directors in the appropriate departments or duties to ensure that they are able to carry out their responsibilities efficiently, and provide them with educational opportunities.

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

Share Capital

Currently, our authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value Won 5,000 per share. Under our Articles of Incorporation, we are authorized to issue up to 150,000,000 non-voting preferred shares. As of December 31, 2022, 641,964,077 common shares were issued and no non-voting preferred shares have been issued. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. Our shares are electronically registered with our account management institution in lieu of issuing share certificates.

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

We declare our dividend annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. The annual dividend is paid to the shareholders on record as of the end of the fiscal year preceding the annual shareholders’ meeting. The Ministry of Justice of Korea has recently issued an official ruling to the effect that (i) a record date for determining shareholders entitled to exercise of their voting rights at the general meeting of shareholders for declaration of dividends and (ii) a record date for determining the shareholders entitled to payment of dividends so declared may be separately set. Based on the foregoing official ruling, the Government is recommending the listed companies to set the record date for determining the shareholders entitled to payment of dividends after the date of the general meeting of shareholders by resolution of their board of directors so that the investors may invest in the shares of the listed companies after checking whether the dividend is declared and the amount of dividend so declared. We are considering whether to amend our Articles of Incorporation in line with the recommendation but we cannot assure such amendment will take place.

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

Under the Korean Commercial Act, for the purpose of electing our standing member of the audit committee, a shareholder (together with certain related persons) holding more than 3% of the total shares having voting rights may not exercise voting rights with respect to shares in excess of such 3% limit and, according to the amendments to Articles of Incorporation and the Korean Commercial Act, the standing member of the audit committee should be appointed separately from other directors with the procedures and methods stipulated in Article 542-12 of the Korean Commercial Act. On November 7, 2022, we amended our Articles of Incorporation to incorporate an amendment to the Commercial Act implemented on December 29, 2020, which requires the affirmative votes of at least a majority of the voting rights of the shareholders present at the shareholders meeting for appointment of a member of the audit committee in lieu of the affirmative votes of (a) at least a majority of the voting rights of the shareholders present at the shareholders meeting and (b) at least one-fourth (1/4) of the total number of shares with the voting rights issued and outstanding if the shareholders are permitted to exercise a vote by electronic means at such shareholders meeting by the resolution of our board of directors.

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

The record date for annual dividends is December 31. For the purpose of determining the holders of shares entitled to annual dividends, the register of shareholders may be closed from January 1 to January 31 of each year. The Ministry of Justice of Korea has recently issued an official ruling to the effect that (i) a record date for determining shareholders entitled to exercise of their voting rights at the general meeting of shareholders for declaration of dividends and (ii) a record date for determining the shareholders entitled to payment of dividends so declared may be separately set. Based on the foregoing official ruling, the Government is recommending the listed companies to set the record date for determining the shareholders entitled to payment of dividends after the date of the general meeting of shareholders by resolution of their board of directors so that the investors may invest in the shares of the listed companies after checking whether the dividend is declared and the amount of dividend so declared. We are considering whether to amend our Articles of Incorporation in line with the recommendation but we cannot assure such amendment will take place.

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

Restrictions Applicable to Common Stock

Under the Foreign Exchange Transaction Laws and the Regulations on Financial Investment Business (together, the “Investment Rules”), foreigners are permitted to invest, subject to certain exceptions and procedural requirements, in all shares of Korean companies unless prohibited by specific laws. Foreign investors may trade shares listed on the Korea Exchange only through the Korea Exchange except for certain limited circumstances. These circumstances include, among others, (1) odd-lot trading of shares, (2) acquisition of shares by a foreign company as a result of a merger, (3) acquisition or disposal of shares in connection with a tender offer, (4) acquisition of shares by exercise of warrant, conversion right under convertible bonds, exchange right under exchangeable bonds or withdrawal right under depositary receipts, each issued outside of Korea by a Korean company, such shares being “Converted Shares,” (5) acquisition of shares through exercise of rights under securities issued outside of Korea, (6) acquisition of shares as a result of inheritance, donation, bequest or exercise of shareholders’ rights (including preemptive rights or rights to participate in free distributions and receive dividends), (7) over-the-counter transactions between foreigners of a class of shares for which a ceiling on aggregate acquisition by foreigners (as explained below) exists and has been reached or exceeded, (8) acquisition of shares by direct investment under the Foreign Investment Promotion Law, (9) acquisition and disposal of shares on an overseas stock exchange market, if such shares are simultaneously listed on the KRX

KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and such overseas stock exchange, and (10) arm’s length transactions between foreigners in the event all such foreigners belong to an investment group managed by the same person.

Under current regulatory system, the foreign investors are required to obtain approval from the Financial Supervisory Service prior to the over-the-counter transactions other than those listed above as exceptions. The Investment Rules require a foreign investor who wishes to invest in or dispose of shares on the Korea Exchange (including Converted Shares and shares being issued for initial listing on the Korea Exchange) to register his/her identity with the Financial Supervisory Service prior to making any such investment or disposal unless he/she had previously registered. However, such registration requirement does not apply to foreign investors who (i) acquire Converted Shares with the intention of selling them within three months from the date they were acquired or (ii) acquire or dispose of shares in connection with a foreign direct investment under the Foreign Investment Promotion Law; provided that, the acquisition of shares on the Korea Exchange requires registration. Upon registration, the Financial Supervisory Service will issue to the foreign investor an Investment Registration Card which must be presented each time the foreign investor opens a brokerage account with a financial investment company or financial institution in Korea. Foreigners eligible to obtain an Investment Registration Card include any foreign nationals who are individuals (with residence abroad for six months or more), foreign governments, foreign municipal authorities, foreign public institutions, international financial institutions or similar international organizations, corporations incorporated under foreign laws and any person in any additional category designated by the Decree of the Financial Investment Services and Capital Markets Act. All Korean branches of a foreign corporation as a group are treated as a separate foreigner from the head office of the foreign corporation. However, a foreign branch of a Korean securities company, a foreign corporation or a depositary issuing depositary receipts may obtain one or more Investment Registration Cards in its name in certain circumstances as described in the relevant regulations.

Upon a foreign investor’s purchase of shares through the Korea Exchange, no separate report by the investor is required because the Investment Registration Card system is designed to control and oversee foreign investment through a computer system. However, a foreign investor’s acquisition or sale of shares outside the Korea Exchange (exceptionally permitted as discussed above) must be reported by the foreign investor or his standing proxy to the Governor of the Financial Supervisory Service at the time of each acquisition or sale. However, a foreign investor must ensure that any acquisition or sale by it of shares outside the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares or trades of a class of shares for which the aggregate foreign ownership limit has been reached, exceeded or any other case set forth in the Investment Rules, is reported to the Governor of the Financial Supervisory Service by the Korea Securities Depository, financial investment companies with a dealing or brokerage license or securities finance companies engaged to facilitate such transactions. In the event a foreign investor desires to acquire or sell shares outside the Korea Exchange and the circumstances in connection with such sale or acquisition do not fall within the exceptions made for certain limited circumstances described above, then the foreign investor must obtain the prior approval of the Governor. Foreign investors are prohibited from engaging in margin transactions with respect to shares subject to a ceiling on acquisition by foreigners.

In January 2023, the Financial Service Commission announced its plan to (i) abolish the foreign investor registration requirement and allow the foreign investors to open a brokerage account with a financial investment company or financial institution in Korea only with (in case of the foreign legal entity) LEI (Legal Entity Identifier) or (in case of the foreign individual) his or her passport number (as the case may be), (ii) expand the scope of the over-the-counter transactions exceptionally permitted such as the transactions without change of actual owner (e.g., merger of funds, transaction between feeder fund and master fund, between asset manager and fund managed by such asset manager or between funds managed by the same asset manager), (iii) facilitate the use of omnibus account for the foreign investors by abolishing the reporting requirement for trading details of the listed shares by each end-investor immediately after the settlement and (iv) simplify the post-reporting procedures applying to the over-the-counter transactions exceptionally permitted. Each plan is expected to be implemented by the third quarter of 2023 after amendment of the Enforcement Decree of the Financial

Investment Services and Capital Markets Act and the regulations thereunder and the development of necessary computing systems. However, there can be no assurance that each plan will take effect in accordance with the timeline announced by the Financial Service Commission.

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

The shares of a listed Korean company owned by a foreign investor must be electronically registered in accordance with the Electronic Registration Act through an eligible custodian in Korea. Only the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies (including domestic branches of foreign financial investment companies) with a dealing, brokerage or collective investment license and certain eligible foreign custodians are eligible to be a custodian of shares for a foreign investor; provided, however, that a foreign investor is exempted from the above requirement if it (i) acquires shares publicly offered or sold outside Korea for the purpose of listing on an overseas stock exchange or (ii) acquires or disposes of shares through an overseas stock exchange if such shares are simultaneously listed on the Korea Exchange and such overseas stock exchange. Furthermore, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor of the Financial Supervisory Service in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.

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

The ceiling on aggregate investment by foreigners applicable to us may be exceeded in certain limited circumstances, including as a result of acquisition of:

•	shares by a depositary issuing depositary receipts representing such shares (whether newly issued shares or outstanding shares);

•	Converted Shares;

•	Shares, stock option from the exercise of shareholders’ rights; or

•	shares by gift, inheritance or bequest.

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

Taxation of Capital Gains

Korean tax laws currently exclude from Korean taxation gains made by a non-resident without a permanent establishment in Korea from the sale of a Registered Debt Security to another non-resident (except where a non-resident sells Registered Debt Securities to another non-resident’s permanent establishment in Korea, if any). In addition, capital gains realized from the transfer of Registered Debt Securities outside Korea by non-residents with or without permanent establishments in Korea are currently exempt from taxation by virtue of the STTCL, provided that the issuance of such Registered Debt Securities is deemed to be an overseas issuance of foreign currency-denominated bonds under the STTCL. If you sell or otherwise dispose of a Registered Debt Security through other ways than those mentioned above, any gain realized on the transaction will be taxable at ordinary Korean withholding tax rates (which is the lesser of 11.0% (including local income tax) of the gross sale proceeds or 22.0% (including local income tax) of the net gain, subject to the production of satisfactory evidence of the acquisition cost of such Registered Debt Securities and certain direct transaction costs attributable to the disposal of such Registered Debt Securities), unless an exemption is available under an applicable income tax treaty. See the discussion under “—Shares or ADSs—Tax Treaties” below for an additional explanation on treaty benefits.

In order to obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to us, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits.

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

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of interest or dividend payments or capital gains to submit to us, the purchaser or the investment dealer or the investment broker, as applicable, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the investment dealer or the investment broker, as applicable, must withhold tax at the normal rates.

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

Securities Transaction Tax

If you transfer shares of common stock on the Stock Market of the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.05% (which will be reduced to 0.03% for transfers on or after January 1, 2024 and 0% for transfers on or after January 1, 2025) and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock. If your transfer of the shares of common stock is not made on the Stock Market of the Korea Exchange, subject to certain exceptions you will be subject to securities transaction tax at the rate of 0.35% and will not be subject to an agriculture and fishery special surtax.

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

U.S. Federal Income Tax Considerations for U.S. Persons

The following is a summary of certain U.S. federal income tax consequences of the ownership and disposition of the Registered Debt Securities, common stock and ADSs for beneficial owners of the Registered Debt Securities, common stock and ADSs that are “U.S. Persons” (as defined below). For purposes of this summary, you are a “U.S. Person” if you are any of the following for U.S. federal income tax purposes:

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

This summary is based on current law, which is subject to change (perhaps retroactively), is for general purposes only and should not be considered tax advice. This summary does not represent a detailed description of the U.S. federal income tax consequences to you and does not address the effects of the Medicare contribution tax on net investment income, U.S. federal estate and gift taxes or foreign, state, local or other tax considerations that may be relevant to you in light of your particular circumstances. The discussion set forth below is applicable to you if (i) you are a resident of the United States for purposes of the current income tax treaty between the United States and Korea (the “Treaty”), (ii) your Registered Debt Securities, common stock or ADSs are not, for purposes of the Treaty, effectively connected with a permanent establishment in Korea and (iii) you otherwise qualify for the full benefits of the Treaty. This summary deals only with Registered Debt Securities, common stock or ADSs held as capital assets, and it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a dealer in securities or currencies, a financial institution, a regulated investment company, a real estate investment trust, an insurance company, a tax-exempt organization, a person holding the Registered Debt Securities, common stock or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle, a person owning 10.0% or more of our stock (by vote or value), a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, a person liable for the alternative minimum tax, a person required to accelerate the recognition of any item of gross income with respect to the Registered Debt Securities, common stock or ADSs as a result of such income being recognized on an applicable financial statement, a partnership or other pass-through entity (or an investor therein), or a U.S. Person whose “functional currency” is not the U.S. dollar). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

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

The discussion below of the tax consequences of the ownership and disposition of ADSs assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the ownership and disposition of the Registered Debt Securities, common stock and ADSs, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

Tax Consequences with Respect to Registered Debt Securities Generally

Payments

Except as provided below with regard to original issue discount on the ZTF Debentures, interest on a Registered Debt Security will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for tax purposes. Principal payments on an amortizing Registered Debt Security generally will constitute a tax-free return of capital to you to the extent of your adjusted tax basis in the Registered Debt Security, and any principal payments in excess of your adjusted tax basis generally will be taxed as capital gain.

Although interest payments to you are currently exempt from Korean taxation provided that Registered Debt Securities are deemed to be foreign currency-denominated bonds issued outside of Korea for the purpose of the STTCL (see—“Korean Taxes—Registered Debt Securities—Taxation of Interest,” above), if the Korean law providing for the exemption is repealed, then, in addition to interest payments on the Registered Debt Securities and original issue discount on the ZTF Debentures, you will be required to include in income any additional amounts paid and any Korean tax withheld from interest payments notwithstanding that you in fact did not receive such withheld tax. You may be entitled to credit such Korean tax (up to the Treaty rate), subject to applicable conditions and limitations in the Internal Revenue Code of 1986, as amended (the “Code”). However, recently issued Treasury regulations impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. For purposes of calculating the foreign tax credit, interest income on a Registered Debt Security (including additional amounts and any Korean taxes withheld in respect thereof) and original issue discount on a ZTF Debenture will be treated as foreign source income and will generally be considered passive category income. You will generally be denied a foreign tax credit for Korean taxes imposed with respect to the Registered Debt Securities if you do not meet a minimum holding period requirement during which you are not protected from risk of loss. Instead of claiming a foreign tax credit, you may be able to deduct Korean withholding taxes on interest in computing your taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. Person is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. Person claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit or a deduction under their particular circumstances.

Original Issue Discount

The ZTF Debentures were issued with original issue discount (“OID”) for U.S. federal income tax purposes in an amount equal to the difference between (i) the sum of all scheduled amounts payable on the ZTF Debentures (including the interest payable on such ZTF Debentures) and (ii) the “issue price” of the ZTF Debentures. The “issue price” of each ZTF Debenture is the first price at which a substantial amount of the ZTF Debentures was sold to the public (other than to an underwriter, broker, placement agent or wholesaler). If you hold ZTF Debentures, then (subject to the discussion in “—Acquisition Premium; Bond Premium” below) you generally must include OID in gross income (as ordinary income) in advance of the receipt of cash attributable to that income, regardless of your method of accounting. However, you generally will not be required to include separately in income cash payments received on the ZTF Debentures, even if denominated as interest.

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

Market Discount

If you purchase a Registered Debt Security other than a ZTF Debenture for an amount that is less than its stated redemption price at maturity, or, in the case of a ZTF Debenture, its adjusted issue price, the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes, unless that difference is less than a specified de minimis amount. Under the market discount rules, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a Registered Debt Security as ordinary income to the extent of the market discount that you have not previously included in income and are treated as having accrued on the Registered Debt Security at the time of the payment or disposition. In addition, you may be required to defer, until the maturity of the Registered Debt Security or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness attributable to the Registered Debt Security. Any amount treated as ordinary income pursuant to the market discount rules generally should be treated as foreign source income.

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Registered Debt Security, unless you elect to accrue on a constant interest method. Your election to accrue market discount on a constant interest method is to be made for the taxable year in which you acquired the Registered Debt Security, applies only to that Registered Debt Security and cannot be revoked. You may elect to include market discount in income currently as it accrues, on either a ratable or constant interest method, in which case the rule described above regarding deferral of interest deductions will not apply. Special rules will apply in determining the accrual of market discount for an amortizing Registered Debt Security. Your election to include market discount in income currently, once made, applies to all market discount obligations acquired by you on or after the first day of the first taxable year to which your election applies and may not be revoked without the consent of the Internal Revenue Service (the “IRS”). You should consult your own tax advisor before making this election.

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

If you purchase a Registered Debt Security for an amount in excess of the sum of all amounts payable on the Registered Debt Security after the purchase date other than qualified stated interest (as defined in the Code), you will be considered to have purchased the Registered Debt Security at a “premium” and, if such Registered Debt Security is a ZTF Debenture, you will not be required to include any OID in income. Interest on a debt instrument is generally treated as qualified stated interest if it is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a single fixed rate. The interest on the ZTF Debentures does not constitute qualified stated interest. You generally may elect to amortize any premium on a Registered Debt Security over the remaining term of the Registered Debt Security on a constant yield method as an offset to interest when includible in income under your regular accounting method. In the case of instruments that provide for alternative payment schedules, bond premium is calculated by assuming that (a) you will exercise or not exercise options in a manner that maximizes your yield, and (b) we will exercise or not exercise options in a manner that minimizes your yield (except that we will be assumed to exercise call options in a manner that maximizes your yield). If you do not elect to amortize bond premium, that premium will decrease the gain or increase the loss you would otherwise recognize on disposition of a Registered Debt Security. Your election to amortize premium on a constant yield method will also apply to all taxable debt obligations held or subsequently acquired by you on or after the first day of the first taxable year to which the election applies. You may not revoke the election without the consent of the IRS. You should consult your own tax advisor before making this election.

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

Except as described above with respect to market discount, your gain or loss realized upon the sale, exchange, retirement or other disposition of a Registered Debt Security will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use a foreign tax credit for any Korean tax imposed on the disposition of Registered Debt Securities unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, pursuant to recently issued U.S. Treasury regulations, any such Korean tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable Korean tax may reduce the amount realized upon the sale, exchange, retirement or other disposition. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

ZTF Debentures Treated as Equity

If the ZTF Debentures were treated as equity for U.S. federal income tax purposes, amounts actually or deemed paid with respect to the ZTF Debentures would be deemed dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).

You would include the amounts actually or deemed paid by us on the ZTF Debentures (before reduction for Korean withholding tax, if any) as dividend income when actually or constructively paid by us. Section 305 of the Code, which would apply to the ZTF Debentures if they were treated as equity for U.S. federal income tax purposes, requires current accrual of dividends under principles similar to the accrual of OID. Amounts treated as dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations. In addition, it is unclear whether any amounts treated as dividends would be eligible for the reduced rates of taxation that apply to “qualified dividend income” (as described below in “—Tax Consequences with Respect to Common Stock and ADSs—Distributions on Common Stock or ADSs”).

Tax Consequences with Respect to Common Stock and ADSs

In general, for U.S. federal income tax purposes, holders of ADSs will be treated as the owners of the underlying common stock that is represented by such ADSs. Accordingly, deposits or withdrawals of common stock for ADSs will not be subject to U.S. federal income tax.

Distributions on Common Stock or ADSs

The gross amount of distributions (other than certain pro rata distributions of common stock or rights to subscribe for common stock) to holders of common stock or ADSs (including amounts withheld in respect of Korean withholding taxes) will be taxable dividends to such holders to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in the gross income of a holder as ordinary income on the day actually or constructively received by the holder, in the case of common stock, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), certain dividends received by non-corporate U.S. Persons from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, if such treaty contains an exchange of information provision and the U.S. Treasury Department has determined that the treaty is satisfactory for purposes of the legislation. The U.S. Treasury Department has determined that the Treaty, which contains an exchange of information provision, is satisfactory for these purposes. In addition, we believe we are eligible for the benefits of the Treaty. In addition, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Although shares of our common stock will generally not be considered readily tradable for these purposes, U.S. Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

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

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 16.5%. You will be required to properly demonstrate your entitlement to the reduced rate of withholding under the Treaty (see “—Korean Taxes—Shares or ADSs—Tax Treaties”). Subject to certain conditions and limitations, Korean withholding taxes (up to the Treaty rate) may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. However, recently issued Treasury regulations impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. For purposes of calculating the foreign tax credit, dividends paid on the common stock or ADSs will be treated as foreign source income and will generally be considered passive category income. You will generally be denied a foreign tax credit for Korean taxes imposed on dividends paid on common stock or ADSs if you do not meet a minimum holding period requirement during which you are not protected from risk of loss. Instead of claiming a foreign tax credit, you may be able to deduct Korean withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. Person is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. Person claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit or a deduction under their particular circumstances, including the possible adverse impact on creditability to the extent you are entitled to a refund of any Korean tax withheld or a reduced rate of withholding.

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

Sale, Exchange or Other Disposition of ADSs or Common Stock

Upon the sale, exchange or other disposition of ADSs or common stock, you generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and your adjusted tax basis in the ADSs or common stock, both as determined in U.S. dollars. The capital gain or loss will be long-term capital gain or loss if, at the time of the sale, exchange or other disposition, the ADSs or common stock have been held by you for more than one year. Long-term capital gains of non-corporate U.S. Persons (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use a foreign tax credit for any Korean tax imposed on the disposition of ADSs or common stock unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, pursuant to recently issued U.S. Treasury regulations, any such Korean tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable Korean tax may reduce the amount realized upon the disposition of ADSs or common stock. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

You should note that any Korean securities transaction tax will not be treated as a creditable foreign tax for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and assets and the valuation of our assets, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2022, and we do not expect to be a PFIC in 2023 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you. For example, if we become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. In addition, non-corporate U.S. Persons will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets in each year. Specifically, we will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either: (i) 75% or more of our gross income in such year is passive income, or (ii) the average percentage of our assets by value in such year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. We cannot assure you that we will not be a PFIC for 2023 or any future taxable year.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to interest and OID on Registered Debt Securities, dividend payments in respect of the common stock or ADSs or the proceeds received on the sale, exchange, retirement or other disposition of the Registered Debt Securities, common stock or ADSs that are paid within the United States (and in certain cases, outside of the United States), unless in each case you establish that you are an exempt recipient. A backup withholding tax may apply to the payment of such amounts if you fail to provide an accurate taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report interest and dividends required to be shown on your U.S. federal income tax returns. The amount of any backup withholding from a payment to you will be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

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

Item 10.J. Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposures are to fluctuations in exchange rates, interest rates and fuel prices. We are exposed to foreign exchange risk related to foreign currency-denominated liabilities. As of December 31, 2022, 14.7% of our long-term debt (including the current portion but excluding original issue discounts and premium), without taking into consideration of swap transactions, was denominated in foreign currencies, principally U.S. dollar. However, a substantial portion of our revenues is denominated in Won. As a result, changes in exchange rates, particularly between the Won and the U.S. dollar, significantly affect us due to our significant amounts of foreign currency-denominated debt and the effect of such changes on the amount of funds required by us to make interest and principal payments on such debt. In order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have entered into currency swaps and other hedging arrangements with respect to our foreign currency denominated debt.

We are also exposed to foreign exchange risk related to our purchases of fuel since we obtain substantially all of our fuel materials (other than anthracite coal) directly or indirectly from sources outside Korea. Prices for such fuel materials are quoted based on prices stated in, and in many cases are paid for in, currencies other than Won. In 2022, fuel costs represented 49.1% of our sales.

We are exposed to interest rate risk due to significant amounts of debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings. We are also exposed to fluctuations in prices of fuel materials. In 2022, for electricity generation, uranium accounted for 43.1% of our fuel requirements, coal accounted for 40.2%, LNG accounted for 13.1%, oil accounted for 0.1%, and others accounted for 3.5%, measured in each case by the amount of electricity we generated. In 2021, for electricity generation, uranium accounted for 39.5% of our fuel requirements, coal accounted for 43.1%, LNG accounted for 13.7%, oil accounted for 0.4%, and others accounted for 3.3%, measured in each case by the amount of electricity we generated.

For additional discussions of our market risks, see Item 3.D. “Risk Factors” and Item 5.B. “Liquidity and Capital Resources—Liquidity.”

We have entered into various swap contracts to hedge exchange rate risks arising from foreign currency-denominated debts. Details of currency swap contracts outstanding as of December 31, 2022 are as follows:

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate		Contract Exchange Rate
Type				Pay	Receive	Pay	Receive
				(in millions of Won or thousands of foreign currencies except contract exchange rate information)
Trading	Standard Chartered	2014	2029	KRW 102,470	USD 100,000	3.14%	3.57%	1,024.70
	Societe Generale	2014	2024	KRW 105,017	USD 100,000	4.92%	5.13%	1,050.17
	Hana Bank	2015	2024	KRW 107,970	USD 100,000	4.75%	5.13%	1,079.70
	Credit Agricole	2015	2024	KRW 94,219	USD 86,920	4.85%	5.13%	1,083.97
	Woori Bank	2019	2027	KRW 21,708	USD 19,417	5.04%	6.75%	1,118.00
	Woori Bank	2019	2024	KRW 296,000	USD 250,000	1.21%	2.50%	1,184.00
	Korea Development Bank	2019	2024	KRW 177,600	USD 150,000	1.24%	2.50%	1,184.00
	Hana Bank	2019	2024	KRW 118,400	USD 100,000	1.24%	2.50%	1,184.00
	Woori Bank	2020	2025	KRW 241,320	USD 200,000	0.54%	1.13%	1,206.60
	Korea Development Bank	2020	2025	KRW 241,320	USD 200,000	0.54%	1.13%	1,206.60
	Kookmin Bank	2020	2025	KRW 120,660	USD 100,000	0.54%	1.13%	1,206.60
	Kookmin Bank	2020	2026	KRW 76,355	USD 70,445	5.83%	6.00%	1,083.90
	Woori Bank	2021	2026	KRW 118,170	USD 100,000	1.11%	1.13%	1,181.70
	Korea Development Bank	2021	2026	KRW 118,170	USD 100,000	1.11%	1.13%	1,181.70
	Hana Bank	2021	2026	KRW 118,170	USD 100,000	1.11%	1.13%	1,181.70
	Hana Bank	2022	2025	KRW 385,800	USD 300,000	3.11%	3.63%	1,286.00
	Woori Bank	2022	2025	KRW 257,200	USD 200,000	3.12%	3.63%	1,286.00
	JP Morgan	2022	2027	KRW 128,600	USD 100,000	3.56%	4.00%	1,286.00
	Woori Bank	2022	2027	KRW 128,600	USD 100,000	3.56%	4.00%	1,286.00
	Kookmin Bank	2022	2027	KRW 128,600	USD 100,000	3.56%	4.00%	1,286.00
	Korea Development Bank	2022	2026	KRW 283,820	USD 200,000	4.67%	5.38%	1,419.10
	Hana Bank	2022	2026	KRW 141,910	USD 100,000	4.68%	5.38%	1,419.10
	JP Morgan	2022	2026	KRW 141,910	USD 100,000	4.69%	5.38%	1,419.10
	Woori Bank	2022	2026	KRW 141,910	USD 100,000	4.69%	5.38%	1,419.10
	Korea Development Bank	2022	2028	KRW 283,820	USD 200,000	5.12%	5.50%	1,419.10
	Woori Bank	2022	2028	KRW 141,910	USD 100,000	5.13%	5.50%	1,419.10
	Nomura	2015	2025	KRW 111,190	USD 100,000	2.60%	3.25%	1,111.90
	Korea Development Bank	2015	2025	KRW 111,190	USD 100,000	2.62%	3.25%	1,111.90
	Woori Bank	2015	2025	KRW 55,595	USD 50,000	2.62%	3.25%	1,111.90
	Hana Bank	2015	2025	KRW 55,595	USD 50,000	2.62%	3.25%	1,111.90
	Woori Bank	2017	2027	KRW 111,610	USD 100,000	2.25%	3.13%	1,116.10
	Korea Development Bank	2017	2027	KRW 111,610	USD 100,000	2.31%	3.13%	1,116.10
	Hana Bank	2017	2027	KRW 111,610	USD 100,000	2.31%	3.13%	1,116.10
	Korea Development Bank	2018	2028	KRW 108,600	HKD 800,000	2.69%	3.35%	135.75
	Shinhan Bank	2018	2028	KRW 115,387	HKD 850,000	2.66%	3.35%	135.75
	Korea Development Bank	2018	2023	KRW 170,280	USD 150,000	2.15%	3.75%	1,135.20
	Woori Bank	2018	2023	KRW 170,280	USD 150,000	2.18%	3.75%	1,135.20
	Hana Bank	2018	2023	KRW 113,520	USD 100,000	2.17%	3.75%	1,135.20
	Shinhan Bank	2018	2023	KRW 227,040	USD 200,000	2.17%	3.75%	1,135.20
	Korea Citi bank	2019	2024	KRW 239,956	CHF 200,000	1.44%	0.00%	1,199.78
	Korea Development Bank	2019	2027	KRW 119,978	CHF 100,000	1.43%	0.05%	1,199.78
	Woori Bank	2021	2026	KRW 222,800	USD 200,000	0.93%	1.25%	1,114.00
	Shinhan Bank	2021	2026	KRW 111,400	USD 100,000	0.92%	1.25%	1,114.00
	Korea Development Bank	2021	2026	KRW 111,400	USD 100,000	0.93%	1.25%	1,114.00
	Nonghyup Bank	2021	2026	KRW 111,400	USD 100,000	0.93%	1.25%	1,114.00
	Woori Bank	2022	2027	KRW 262,000	USD 200,000	3.62%	4.25%	1,310.00
	Export-Import Bank of Korea	2022	2027	KRW 131,000	USD 100,000	3.63%	4.25%	1,310.00
	Kookmin Bank	2022	2027	KRW 131,000	USD 100,000	3.62%	4.25%	1,310.00
	Hana Bank	2022	2027	KRW 131,000	USD 100,000	3.61%	4.25%	1,310.00
	Korea Development Bank	2022	2027	KRW 262,000	USD 200,000	3.63%	4.25%	1,310.00

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate		Contract Exchange Rate
Type				Pay	Receive	Pay	Receive
				(in millions of Won or thousands of foreign currencies except contract exchange rate information)
	Export-Import Bank of Korea	2022	2032	KRW 349,829	HKD 1,935,000	4.87%	5.16%	180.79
	JP Morgan	2022	2032	KRW 75,194	HKD 415,000	5.00%	5.16%	181.79
	HSBC	2019	2024	USD 205,500	AUD 300,000	3M Libor + 0.78%	3M BBSW + 0.97%	USD 0.69
Cash flow hedge	Kookmin Bank	2020	2025	KRW 118,780	USD 100,000	1.29%	2.13%	1,187.80
	Shinhan Bank	2020	2025	KRW 118,780	USD 100,000	1.29%	2.13%	1,187.80
	Hana Bank	2020	2025	KRW 118,780	USD 100,000	1.29%	2.13%	1,187.80
	Korea Development Bank	2020	2026	KRW 118,910	USD 100,000	0.61%	1.00%	1,189.10
	Hana Bank	2020	2026	KRW 118,910	USD 100,000	0.61%	1.00%	1,189.10
	Woori Bank	2020	2026	KRW 118,910	USD 100,000	0.62%	1.00%	1,189.10
	Nomura	2017	2037	KRW 52,457	EUR 40,000	2.60%	1.70%	1,311.42
	Nomura	2017	2037	KRW 59,423	SEK 450,000	2.62%	2.36%	132.05
	Kookmin Bank	2021	2026	KRW 114,230	USD 100,000	1.27%	1.25%	1,142.30
	Korea Development Bank	2021	2026	KRW 114,230	USD 100,000	1.27%	1.25%	1,142.30
	Hana Bank	2021	2026	KRW 114,230	USD 100,000	1.27%	1.25%	1,142.30
	Korea Development Bank	2022	2027	KRW 123,710	USD 100,000	3.41%	3.63%	1,237.10
	Woori Bank	2022	2027	KRW 123,710	USD 100,000	3.41%	3.63%	1,237.10
	JP Morgan	2022	2027	KRW 123,710	USD 100,000	3.41%	3.63%	1,237.10
	Korea Development Bank	2018	2023	KRW 320,880	USD 300,000	2.03%	3.75%	1,069.60
	BNP Paribas	2019	2024	KRW 111,841	CHF 100,000	1.78%	0.13%	1,118.41
	Kookmin Bank	2019	2024	KRW 111,841	CHF 100,000	1.78%	0.13%	1,118.41
	Korea Development Bank	2022	2025	KRW 128,560	USD 100,000	3.37%	4.13%	1,285.60
	Woori Bank	2022	2025	KRW 128,560	USD 100,000	3.37%	4.13%	1,285.60
	Kookmin Bank	2022	2025	KRW 128,560	USD 100,000	3.37%	4.13%	1,285.60
	Woori Bank	2021	2026	KRW 220,600	USD 200,000	0.47%	0.75%	1,103.00
	Shinhan Bank	2021	2026	KRW 220,600	USD 200,000	0.47%	0.75%	1,103.00
	Hana Bank	2021	2026	KRW 55,150	USD 50,000	0.48%	0.75%	1,103.00
	Korea Development Bank	2018	2023	KRW 169,335	USD 150,000	2.26%	3.88%	1,128.90
	Woori Bank	2018	2023	KRW 169,335	USD 150,000	2.26%	3.88%	1,128.90
	Credit Agricole	2018	2023	KRW 112,890	USD 100,000	2.26%	3.88%	1,128.90
	Hana Bank	2018	2023	KRW 56,445	USD 50,000	2.26%	3.88%	1,128.90
	Kookmin Bank	2018	2023	KRW 56,445	USD 50,000	2.26%	3.88%	1,128.90
	Woori Bank	2020	2025	KRW 245,560	USD 200,000	0.93%	1.75%	1,227.80
	Hana Bank	2020	2025	KRW 245,560	USD 200,000	0.93%	1.75%	1,227.80
	Korea Development Bank	2020	2025	KRW 122,780	USD 100,000	0.93%	1.75%	1,227.80
	JP Morgan	2022	2025	KRW 126,180	USD 100,000	2.80%	3.60%	1,261.80
	Hana Bank	2022	2025	KRW 126,180	USD 100,000	2.80%	3.60%	1,261.80
	Korea Development Bank	2022	2025	KRW 252,360	USD 200,000	2.83%	3.60%	1,261.80
	Woori Bank	2022	2025	KRW 126,180	USD 100,000	2.85%	3.60%	1,261.80

Under these currency swap contracts, we recognized net valuation gain of Won 156 billion in 2022.

Details of interest rate contracts outstanding as of December 31, 2022 are as follows:

	Counterparty	Contract Year	Settlement Year	Contract amounts	Contract interest rate per annum
Type					Pay	Receive
				(in millions of Won or thousands of foreign currencies)
Trading	Nomura(1)	2018	2038	30,000	2.56%	3.75%
	Hana Bank	2018	2023	200,000	2.15%	3M CD + 0.19%
	Hana Bank	2018	2023	200,000	2.17%	3M CD + 0.19%
	Hana Bank	2018	2023	150,000	2.03%	3M CD + 0.21%
	Hana Bank	2019	2024	200,000	1.87%	3M CD + 0.13%
	Shinhan Bank	2021	2025	100,000	2.32%	3M CD + 0.43%
	Hana Bank	2022	2027	200,000	3.02%	3M CD + 0.61%
	Hana Bank	2022	2027	200,000	3.04%	3M CD + 0.58%
	Hana Bank	2022	2027	250,000	3.38%	3M CD + 0.59%
	Nomura	2022	2027	200,000	3.55%	3M CD + 0.60%
	Shinhan Bank	2022	2027	150,000	3.53%	3M CD + 0.55%
	Hana Bank	2022	2027	200,000	3.70%	3M CD + 0.59%
	Nomura	2022	2027	300,000	3.89%	3M CD + 0.67%
	Hana Bank	2022	2027	200,000	3.93%	3M CD + 0.67%
	Nomura	2022	2027	200,000	3.80%	3M CD + 0.68%
	Nomura	2022	2027	300,000	4.04%	3M CD + 0.60%
	Hana Bank	2022	2027	100,000	4.68%	3M CD + 1.04%
	Hana Bank	2022	2027	100,000	5.45%	3M CD + 1.20%
	Nomura	2017	2032	52,457	3M Libor + 2.22%	2.60%
	Nomura	2017	2032	59,423	3M Libor + 2.24%	2.62%
	Nomura(2)	2021	2041	30,000	1.84%	2.60%
	Nomura(3)	2021	2041	50,000	1.87%	2.38%
	ANZ	2022	2025	AUD 540	0.48%	3.33%
	DBS Bank	2022	2025	AUD 540	0.48%	3.33%
	Societe Generale	2022	2025	AUD 540	0.48%	3.28%
Cash flow hedge	Export-Import Bank of Korea	2015	2031	USD 15,893	2.67%	6M USD Libor
	ING Bank	2015	2031	USD 7,861	2.67%	6M USD Libor
	BNP Paribas	2015	2031	USD 7,861	2.67%	6M USD Libor
	BNP Paribas	2009	2027	USD 51,891	4.16%	6M USD Libor
	KFW	2009	2027	USD 51,891	4.16%	6M USD Libor
	Export-Import Bank of Korea	2016	2036	USD 66,124	3.00%	6M USD Libor

Notes:

(1)

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

Under these interest rate swap contracts, we recognized net valuation gain of Won 66 billion in 2022.

We engage in transactions denominated in foreign currencies and consequently become exposed to fluctuations in exchange rates. The carrying amounts of our foreign currency-denominated monetary assets and monetary liabilities as of December 31, 2021 and 2022 were as follows:

	Assets		Liabilities
Type	2021	2022	2021	2022

	(In thousands of foreign currencies)
AED	6,481	5,610	31,637	25,597
AUD	3,733	4,448	926,960	299,663
BDT	50,145	7,514	577	—
BWP	939	824	—	—
EGP	—	—	595	1,162
CAD	582	89	2,266	595
CHF	—	—	500,230	500,158
CZK	—	—	386	153
EUR	1,809	1,976	42,981	41,073
GBP	—	—	—	31
HKD	—	—	1,651,665	4,014,446
IDR	768,731	598,697	995,510	1,323,840
INR	1,715,900	1,592,380	342,833	312,978
JOD	1,852	1,146	118	14
JPY	697,747	568,263	153,383	1,719,846
KZT	1,510	1,510	—	—
MGA	4,262,857	2,856,045	475,807	347,403
MMK	210,335	199,518	—	—
MYR	1,964	38,177	—	—
PHP	164,167	68,592	104,245	7,493
PKR	200,844	533,816	74,423	219,341
RUB	—	—	—	2,881
SAR	2,615	1,713	—	9,710
SEK	—	—	449,167	449,211
THB	—	—	—	389
USD	1,381,441	1,484,614	12,023,085	13,599,643
UYU	90,930	128,674	3,097	3,106
VND	952,135	1,184,670	262,372	4,495
ZAR	31,971	43,461	—	—

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

If the Won depreciates against the U.S. dollar and all other foreign currencies held by us by 10%, and all other variables are held constant from their levels as of December 31, 2022, we estimate that our unrealized foreign exchange translation losses will increase by Won 1,703 billion in 2023. Such sensitivity analysis is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency as of December 31, 2021 and 2022, without taking into consideration of the hedge effect of swap transactions. To manage our foreign currency risk related to foreign currency-denominated receivables and payables, we have a policy of entering into currency forward agreements. In addition, to manage our foreign currency risk related to foreign currency-denominated expected sales transactions and purchase transactions, we enter into cross-currency swap agreements.

We are exposed to interest rate risk due to our borrowings with floating interest rates. If interest rates increase by 1% on all of our borrowings and debentures bearing variable interest, and all other variables are held constant as of December 31, 2022, we estimate that our profit before income taxes will decrease by Won 88 billion (not reflecting the fact that a portion of such interest may be capitalized under IFRS) in 2023. Such sensitivity analysis does not take into consideration of the hedge effect of interest rate swap transactions. To manage our interest rate risks, we, in addition to maintaining an appropriate mix of fixed and floating rate loans, have entered into certain interest rate swap agreements.

We are exposed to electricity rates risk due to the rate regulation by the Government, which considers the effect of electricity rate changes on the national economy. If the electricity rate rises by 1% and all other variables are held constant as of December 31, 2022, we estimate that our profit before income taxes will decrease by Won 662 billion in 2023.

We are exposed to fuel price risks due to the heavy influence of fuel costs on our sales and cost of sales. If the fuel prices of anthracite and bituminous coal, oil, LNG and others used for generation by us and our generation subsidiaries rise by 1% and all other variables are held constant as of December 31, 2022, we estimate that our profit before income taxes will decrease by Won 343 billion in 2023.

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

Depositary Payments for the Fiscal Year 2022

The following table sets forth our expenses incurred in 2022, which were reimbursed by Citibank, N.A. in the aggregate:

	(In thousands of U.S. dollars)(1)
Reimbursement of legal fees	US$	—
Contributions towards our investor relations and other financing efforts (including investor conferences, non-deal roadshows and market information services)		134,428
Other		72,652

Total	US$	207,080

Note:

(1)	Converted at the market average exchange rate as announced by Seoul Money Brokerage Services, Ltd. in Seoul for the year ended December 31, 2022.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2022 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

Following the overhaul in May 2013 by the Committee of Sponsoring Organization of the Treadway (“COSO”) of the COSO Framework relating to internal controls and adoption of the 2013 Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework (2013)”), we have, effective January 1, 2014, adopted the COSO Framework (2013) and incorporated it into our internal control system for us and our subsidiaries in order to comply with the Sarbanes Oxley Act and to standardize our internal control system. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 using criteria established by the COSO Framework (2013). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022 based on the criteria established by the COSO Framework (2013).

Audit Report of the Independent Registered Public Accounting Firm

Ernst & Young Han Young has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2022, which is included elsewhere in this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our adoption of the COSO Framework (2013) did not have, and is not reasonably likely to have, any material effect on our internal control over financial reporting.

On the other hand, in preparation for seamless transition to the new cost pass-through system, we have adopted an enhancement to our internal control over financial reporting effective as of January 1, 2021. Nevertheless, such enhancement did not have any effect on our consolidated financial statements included in this annual report or related internal controls to have any effect on our assessment of internal control over financial reporting as of December 31, 2022. We believe such enhancement would not have, and is not likely to have, any material effect on our internal control over financial reporting in 2023.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2021 and 2022 for professional services rendered by our principal accountant for such year, for various types of services and a brief description of the nature of such services. Ernst & Young Han Young, an independent registered public accounting firm, was our principal accountant for the years ended December 31, 2021 and 2022 and we currently expect Ernst & Young Han Young to serve as our principal accountant for the year ended December 31, 2023.

	Aggregate Fees Billed During
Type of Services	2021		2022		Nature of Services
	(In millions of Won)
Audit Fees	~~W~~	8,002	~~W~~	9,030	Audit service including interim review service for KEPCO and its subsidiaries.
Audit-Related Fees		498		880	Comfort letter services.
Tax Fees		20		106	Tax return and consulting advisory service.
All Other Fees		—		—	All other services which do not meet the three categories above.

Total	~~W~~	8,520	~~W~~	10,016

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

The Act on the Management of Public Institutions sets out the rules for corporate governance for entities that are subject to this Act, including the appointment of their respective president and directors. Under this Act as it applies to us as a “market-oriented public enterprise”, (i) a senior non-standing director as appointed by the Minister of the Ministry of Economy and Finance becomes the chairperson of our board of directors following the review and resolution of the Committee for Management of Public Institutions; (ii) our president and our standing directors who concurrently serve as members of our audit committee are appointed by the President of the Republic upon the motion of the Ministry of Trade, Industry and Energy (in the case of our president) or of the Ministry of Economy and Finance (in the case of standing directors who concurrently serve as members of our audit committee), following the nomination by such enterprise’s director nomination committee, the review and resolution of the Committee for Management of Public Institutions pursuant to the Act on the Management of Public Institutions and an approval at the general meeting of our shareholders; (iii) our standing directors other than the president and those who also serve as audit committee members must be appointed by our president with the approval at the general meeting of our shareholders from a pool of candidates recommended by our director nomination committee; and (iv) our non-standing directors must be appointed by the Minister of the Ministry of Economy and Finance following the review and resolution of the Committee for Management of Public Institutions from a pool of candidates recommended by the director nomination committee, and must (a) have ample knowledge and experience in business management who cannot be public service personnel other than a public educational official at national or public schools or (b) have held their offices in us for at least three years and either (x) be recommended by the representative of our employees (or the representative of the labor union if there is a labor union comprising the majority of our employees) or (y) obtain consent from the majority of our employees. We are required to appoint at least one non-standing director who qualifies the requirement (b) above.

The Committee for Management of Public Institutions is established pursuant to the Act on the Management of Public Institutions and is comprised of one chairperson who is the Minister of the Ministry of Economy and

Finance and the following members: (i) one Vice Minister-level public official from the Office for Government Policy Coordination as nominated by the Minister of the Office for Government Policy Coordination; (ii) one Vice Minister, Deputy Administrator or an equivalent public official of the related administrative agency as prescribed by Presidential Decree; (iii) one Vice Minister, Deputy Administrator, or an equivalent public official of the competent agency who does not fall under sub-clause (ii); and (iv) 11 or fewer persons commissioned by the President based on the recommendation of the Minister of the Ministry of Economy and Finance from among persons in various fields including law, economy, press, academia, labor, who have good knowledge and experience in the operation and business administration of public institutions as well as good reputation for impartiality.

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

Majority of Independent Directors on the Board

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a board, the majority of which is comprised of independent directors satisfying the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. No director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with us). The NYSE rules include detailed tests for determining director independence. As a foreign private issuer, we are exempt from these requirements. Under the Act on the Management of Public Institutions, the number of standing directors including our president must be less than one-half of incumbent directors. For a discussion on qualifications of non-standing directors, see Item 6.A. “Directors and Senior Management—Board of Directors.” Under the Act on the Management of Public Institutions, a non-standing director is appointed by the Ministry of Economy and Finance following the review and resolution of the Committee for Management of Public Institutions from a pool of candidates recommended by the director nomination committee, and must (i) have ample knowledge and experience in business management or (ii) have held his or her offices for at least three years and either (a) be recommended by the representative of the employees (or the representative of the labor union if there is a labor union comprising the majority of the employees) or (b) obtain consent from the majority of the employees. We are required to appoint at least one non-standing director who qualifies the requirement (ii) above. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors.

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

On November 7, 2022, we amended our Articles of Incorporation to incorporate an amendment to the Commercial Act implemented on December 29, 2020, which requires the affirmative votes of at least a majority of the voting rights of the shareholders present at the shareholders meeting for appointment of a member of the audit committee in lieu of the affirmative votes of (i) at least a majority of the voting rights of the shareholders present at the shareholders meeting and (ii) at least one-fourth (1/4) of the total number of shares with the voting rights issued and outstanding if the shareholders are permitted to exercise a vote by electronic means at such shareholders meeting by the resolution of our board of directors.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19(a). “Exhibits” for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a)	Exhibits filed as part of this Annual Report

See Index of Exhibits beginning on page 159 of this annual report.

(b)	Financial Statements filed as part of this Annual Report

See Index to Financial Statements on page F-1 of this annual report.

INDEX OF EXHIBITS

1.1	Articles of Incorporation, as amended on November 7, 2022 (in English)

2.1	Form of Deposit Agreement*

8.1	List of Subsidiaries

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1	The Korea Electric Power Corporation Act, as amended on December 31, 2022 (in English)

15.2	Enforcement Decree of the Korea Electric Power Corporation Act, as amended on January 5, 2021 (in English)**

15.3	The Act on the Management of Public Institutions, as amended on February 3, 2022 (in English)

15.4	Enforcement Decree of the Act on the Management of Public Institutions, as amended on December 20, 2022 (in English)

101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, has been formatted in Inline XBRL

*	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 333-196703.
**	Incorporated by reference to the Registrant’s annual report on Form 20-F (No. 001-13372) previously filed on April 30, 2021.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Cheong, Seung-Il
Name:	Cheong, Seung-Il
Title:	President and Chief Executive Officer
Date:	April 28, 2023

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements (as of December 31, 2021 and 2022 and for each of the three years in the period ended December 31, 2022)	F-2
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	F-4
Consolidated Statements of Financial Position as of December 31, 2021 and 2022	F-5
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended December 31, 2020, 2021 and 2022	F-7
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2020, 2021 and 2022	F-9
Consolidated Statements of Cash Flows for the Years Ended December 31, 2020, 2021 and 2022	F-12
Notes to the Consolidated Financial Statements	F-14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON CONSOLIDATED FINANCIAL STATEMENTS
To the Shareholders and Board of Directors of
Korea Electric Power Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Korea Electric Power Corporation and subsidiaries (the “Company”) as of December 31, 2021 and 2022, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 28, 2023 expressed an unqualified opinion thereon.
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

Impairment of property, plant and equipment in electricity transmission and distribution business

Description of the Matter
As described in note 18 to the consolidated financial statements, the aggregate carrying value of the Company’s property, plant and equipment (“PP&E”) as of December 31, 2022 is KRW 177,865,308 million, and no impairment charge was recognized during the year ended December 31, 2022. Since the Company was operating at a loss during the year, the Company evaluated its cash-generating unit (“CGU”) in its electricity transmission and distribution business for recoverability by comparing the carrying amount of the CGU with its value-in-use
(“VIU”) amount measured using the discounted cash flow model and concluded that the CGU was fully recoverable as of December 31, 2022.

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
April 28, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING
To the Shareholders and Board of Directors of Korea Electric Power Corporation
Opinion on Internal Control Over Financial Reporting
We have audited Korea Electric Power Corporation and subsidiaries (the “Company”)’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2022, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively, the “consolidated financial statements”), and our report dated April 28, 2023 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young Han Young
Seoul, the Republic of Korea
April 28, 2023

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Financial Position
As of December 31, 2021 and 2022

	Note		2021	2022
			In millions of won
Assets
Current assets
Cash and cash equivalents	5,6,7,45	￦	2,635,238	3,234,780
Current financial assets, net	5,6,9,11,12,13,45,47		1,868,796	4,286,975
Trade and other receivables, net	5,8,20,24,45,46,47		8,122,415	10,461,822
Inventories, net	14		7,608,182	9,930,732
Income tax receivables	41		41,344	46,619
Current non-financial assets	15		1,758,991	1,744,869
Assets held-for-sale	16,42		15,879	44,748

Total current assets			22,050,845	29,750,545

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,45,47		2,909,810	3,336,835
Non-current trade and other receivables, net	5,8,20,45,46,47		1,906,861	2,153,080
Property, plant and equipment, net	18,24,27,49		173,134,638	177,865,308
Investment properties, net	19,27		212,784	208,286
Goodwill	16		105,647	100,093
Intangible assets other than goodwill, net	21,27,46		1,044,077	956,664
Investments in associates	4,17		5,232,373	5,844,464
Investments in joint ventures	4,17		2,239,011	3,147,584
Defined benefit assets, net	25		20,871	198,626
Deferred tax assets	41		1,901,992	10,934,375
Non-current non-financial assets	15		364,818	309,134

Total non-current assets			189,072,882	205,054,449

Total Assets	2,4	￦	211,123,727	234,804,994

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Financial Position, Continued
As of December 31, 2021 and 2022

	Note		2021	2022
			In millions of won
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,45,47	￦	8,153,426	11,983,549
Current financial liabilities, net	5,12,23,45,47		14,037,125	22,703,996
Income tax payables	41		229,460	429,604
Current non-financial liabilities	20,28,29		6,466,333	6,974,377
Current provisions	26,45		2,845,876	2,427,051

Total current liabilities			31,732,220	44,518,577

Non-current liabilities
Non-current trade and other payables, net	5,22,24,45,47		5,996,498	5,638,914
Non-current financial liabilities, net	5,12,23,45,47		66,570,419	98,334,120
Non-current non-financial liabilities	28,29		10,216,364	10,662,661
Employee benefits liabilities, net	25,45		1,679,158	828,721
Deferred tax liabilities	41		7,100,938	6,457,103
Non-current provisions	26,45		22,501,424	26,364,642

Total non-current liabilities			114,064,801	148,286,161

Total Liabilities	4	￦	145,797,021	192,804,738

Equity
Contributed capital	1,30,45
Share capital		￦	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	2,31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			33,282,817	27,782,969
Unappropriated retained earnings (undisposed deficit)			10,370,517	(7,956,579)

			45,258,244	21,431,300

Other components of equity	34
Other capital surplus			1,231,109	1,268,569
Accumulated other comprehensive income (loss)			(57,632)	496,976
Other equity			13,294,973	13,294,973

			14,468,450	15,060,518

Equity attributable to owners of the controlling company			63,780,272	40,545,396
Non-controlling interests	2,16,33		1,546,434	1,454,860

Total Equity	2	￦	65,326,706	42,000,256

Total Liabilities and Equity		￦	211,123,727	234,804,994

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2020, 2021 and 2022

	Note		2020	2021	2022
			In millions of won, except per share information
Sales	2,4,35,45,47
Sales of goods		￦	56,685,109	58,800,977	69,184,469
Sales of construction services	20		812,175	754,998	646,953
Sales of services			429,350	456,400	714,602

			57,926,634	60,012,375	70,546,024

Cost of sales	2,14,25,43,47
Cost of sales of goods			(50,352,898)	(62,164,425)	(99,441,768)
Cost of sales of construction services			(1,009,430)	(898,963)	(941,254)
Cost of sales of services			(441,851)	(580,902)	(520,572)

			(51,804,179)	(63,644,290)	(100,903,594)

Gross profit (loss)			6,122,455	(3,631,915)	(30,357,570)
Selling and administrative expenses	25,36,43,47		(2,678,443)	(2,875,796)	(3,009,422)
Other income	28,37		1,036,448	1,034,133	1,095,489
Other expenses	37		(417,720)	(257,932)	(212,150)
Other gains (losses), net	38		35,094	8,519	243,122

Operating profit (loss)	4		4,097,834	(5,722,991)	(32,240,531)
Finance income	5,12,39		1,510,249	1,402,614	1,833,312
Finance expenses	5,12,40		(2,896,443)	(3,245,777)	(4,746,791)
Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Gain on valuation of investments in associates and joint ventures			398,972	775,588	1,393,486
Gain on disposal of investments in associates and joint ventures			10,165	1,844	11,091
Loss on valuation of investments in associates and joint ventures			(119,848)	(218,532)	(55,193)
Loss on disposal of investments in associates and joint ventures			(16)	(64,119)	(1,675)
Loss on impairment of investments in associates and joint ventures			(1,556)	—	(5,174)
Loss on disposal of investments in subsidiaries			(6,610)	(197)	(32,144)

			281,107	494,584	1,310,391

Profit (loss) before income tax			2,992,747	(7,071,570)	(33,843,619)
Income tax benefit (expense)	41		(899,064)	1,855,989	9,414,511

Profit (loss) for the year		￦	2,093,683	(5,215,581)	(24,429,108)
(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss), Continued
For the years ended December 31, 2020, 2021 and 2022

	Note		2020	2021	2022
			In millions of won, except per share information
Other comprehensive income (loss), net of tax	5,12,25,31,34
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability	25,31	￦	(69,804)	210,409	663,095
Share of other comprehensive income of associates and joint ventures	31		3,181	3,609	12,305
Net change in fair value of financial assets at fair value through other comprehensive income (loss)	34		(8,532)	59,024	58,010
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,34		64,561	(15,778)	(24,415)
Foreign currency translation of foreign operations	34		(76,442)	41,189	28,387
Share of other comprehensive income (loss) of associates and joint ventures	34		(132,805)	301,161	509,487

Other comprehensive income (loss) for the year			(219,841)	599,614	1,246,869

Total comprehensive income (loss) for the year		￦	1,873,842	(4,615,967)	(23,182,239)

Profit (loss) attributable to:
Owners of the controlling company	44	￦	1,992,077	(5,304,522)	(24,466,853)
Non-controlling interests			101,606	88,941	37,745

		￦	2,093,683	(5,215,581)	(24,429,108)

Total comprehensive income (loss) attributable to:
Owners of the controlling company		￦	1,803,554	(4,743,513)	(23,273,171)
Non-controlling interests			70,288	127,546	90,932

		￦	1,873,842	(4,615,967)	(23,182,239)

Earnings (loss) per share (in won)	2,44
Basic and diluted earnings (loss) per share		￦	3,102	(8,263)	(38,112)
See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
For the years ended December 31, 2020, 2021 and 2022

		Equity attributable to owners of the controlling company				Non- controlling interests
		Contributed capital	Retained earnings	Other components of equity	Subtotal		Total equity
		In millions of won
Balance as of January 1, 2020	￦	4,053,578	49,202,133	14,240,607	67,496,318	1,393,331	68,889,649
Total comprehensive income (loss) for the year
Profit for the year		—	1,992,077	—	1,992,077	101,606	2,093,683
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(62,857)	—	(62,857)	(6,948)	(69,805)
Share of other comprehensive income of associates and joint ventures, net of tax		—	3,180	—	3,180	—	3,180
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	(8,533)	(8,533)	1	(8,532)
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	58,523	58,523	6,039	64,562
Foreign currency translation of foreign operations, net of tax		—	—	(46,032)	(46,032)	(30,410)	(76,442)
Share of other comprehensive loss of associates and joint ventures, net of tax		—	—	(132,805)	(132,805)	—	(132,805)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(81,011)	(81,011)
Additional paid-in capital and others		—	—	(148)	(148)	(5,297)	(5,445)
Transactions between consolidated entities		—	(203)	(2,111)	(2,314)	1,040	(1,274)
Changes in consolidation scope		—	—	—	—	5,684	5,684
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)

Balance as of December 31, 2020	￦	4,053,578	51,134,330	14,109,501	69,297,409	1,370,650	70,668,059

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Changes in Equity, Continued
For the years ended December 31, 2020, 2021 and 2022

		Equity attributable to owners of the controlling company				Non- controlling interests
		Contributed capital	Retained earnings	Other components of equity	Subtotal		Total equity
		In millions of won
Balance as of January 1, 2021	￦	4,053,578	51,134,330	14,109,501	69,297,409	1,370,650	70,668,059
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	(5,304,522)	—	(5,304,522)	88,941	(5,215,581)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	201,067	—	201,067	9,342	210,409
Share of other comprehensive income of associates and joint ventures, net of tax		—	3,609	—	3,609	—	3,609
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	59,022	59,022	2	59,024
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(19,610)	(19,610)	3,832	(15,778)
Foreign currency translation of foreign operations, net of tax		—	—	15,760	15,760	25,429	41,189
Share of other comprehensive loss of associates and joint ventures, net of tax		—	—	301,161	301,161	—	301,161
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(780,628)	—	(780,628)	(31,516)	(812,144)
Additional paid-in capital and others		—	—	(491)	(491)	75,702	75,211
Transactions between consolidated entities		—	—	7,452	7,452	(42,199)	(34,747)
Changes in consolidation scope		—	—	43	43	59,636	59,679
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)
Others		—	4,388	(4,388)	—	—	—

Balance as of December 31, 2021	￦	4,053,578	45,258,244	14,468,450	63,780,272	1,546,434	65,326,706

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Changes in Equity, Continued
For the years ended December 31, 2020, 2021 and 2022

		Equity attributable to owners of the controlling company				Non- controlling interests	Total equity
		Contributed capital	Retained earnings	Other components of equity	Subtotal
		In millions of won
Balance as of January 1, 2022	￦	4,053,578	45,258,244	14,468,450	63,780,272	1,546,434	65,326,706
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	(24,466,853)	—	(24,466,853)	37,745	(24,429,108)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	626,769	—	626,769	36,326	663,095
Share of other comprehensive income of associates and joint ventures, net of tax		—	12,305	—	12,305	—	12,305
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	58,008	58,008	2	58,010
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(32,437)	(32,437)	8,022	(24,415)
Foreign currency translation of foreign operations, net of tax		—	—	19,550	19,550	8,837	28,387
Share of other comprehensive loss of associates and joint ventures, net of tax		—	—	509,487	509,487	—	509,487
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(42,344)	(42,344)
Additional paid-in capital and others		—	835	39,641	40,476	86,316	126,792
Transactions between consolidated entities		—	—	(1,584)	(1,584)	(75,791)	(77,375)
Changes in consolidation scope		—	—	(597)	(597)	32,311	31,714
Dividends paid (hybrid bond)		—	—	—	—	(13,461)	(13,461)
Repayment of hybrid bond		—	—	—	—	(169,537)	(169,537)

Balance as of December 31, 2022	￦	4,053,578	21,431,300	15,060,518	40,545,396	1,454,860	42,000,256

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2020, 2021 and 2022

		2020	2021	2022
		In millions of won
Cash flows from operating activities
Profit (loss) for the year	￦	2,093,683	(5,215,581)	(24,429,108)

Adjustments to reconcile profit (loss) for the year to net cash provided by operating activities:
Income tax expense (benefit)		899,064	(1,855,989)	(9,414,511)
Depreciation		11,377,553	11,776,331	12,305,252
Amortization		170,466	166,161	156,160
Employee benefit expense		492,288	512,270	485,700
Bad debt expense		50,686	67,242	29,997
Interest expense		1,995,425	1,914,457	2,818,546
Loss on disposal of financial assets		648	1,045	1,841
Loss on disposal of property, plant and equipment		162,725	92,622	100,066
Loss on abandonment of property, plant and equipment		255,346	207,934	160,909
Loss on impairment of property, plant and equipment		80,413	4,056	(97,425)
Loss on impairment of intangible assets		3,599	—	164
Loss on disposal of intangible assets		392	145	116
Increase in provisions		1,832,765	2,466,452	2,146,979
Loss (gain) on foreign currency translation, net		(782,167)	997,119	523,285
Gain on valuation of financial assets at fair value through profit or loss		(12,904)	(14,338)	(7,099)
Loss on valuation of financial assets at fair value through profit or loss		7,396	5,480	44,329
Valuation and transaction loss (gain) on derivative instruments, net		390,322	(907,076)	(448,903)
Gain on valuation of investments in associates and joint ventures, net		(279,124)	(557,056)	(1,338,293)
Gain on disposal of financial assets		(11,992)	(7,718)	(11,199)
Reversal of impairment loss on intangible assets		—	(14)	—
Gain on disposal of property, plant and equipment		(93,195)	(56,284)	(148,667)
Gain on disposal of intangible assets		(1,556)	(1)	(41)
Gain on disposal of investments in associates and joint ventures		(10,165)	(1,844)	(11,091)
Loss on disposal of investments in associates and joint ventures		16	64,119	1,675
Impairment loss on investments in associates and joint ventures		1,556	—	5,174
Loss on disposal of investments in subsidiaries		6,610	197	32,144
Interest income		(242,586)	(221,874)	(340,753)
Dividend income		(7,316)	(10,522)	(28,875)
Others, net		29,198	(169,856)	215,943

		16,315,463	14,473,058	7,181,423

Changes in working capital:
Trade receivables		(107,639)	(216,734)	(1,909,649)
Non-trade receivables		459,524	869,870	80,444
Accrued income		(258,963)	(17,918)	(34,706)
Other receivables		(32,536)	24,306	80,236
Other current assets		(462,125)	(569,732)	(651,926)
Inventories		(723,495)	(1,738,000)	(3,000,669)
Other non-current assets		(140,017)	(3,462)	58,790
Trade payables		(262,985)	2,144,561	2,782,474
Non-trade payables		(363,260)	(571,051)	61,737
Accrued expenses		(222,113)	(456,992)	(191,681)
Other current liabilities		388,163	379,378	446,064
Other non-current liabilities		755,005	458,007	422,916
Investments in associates and joint ventures (dividends received)		237,695	288,242	473,700
Provisions		(1,499,436)	(2,426,017)	(1,564,243)
Payments of employee benefit obligations		(74,848)	(159,477)	(218,319)
Plan assets		(582,275)	(317,707)	(347,778)

	￦	(2,889,305)	(2,312,726)	(3,512,610)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2020, 2021 and 2022

		2020	2021	2022
		In millions of won
Cash generated from operating activities	￦	15,519,841	6,944,751	(20,760,295)
Dividends received (financial assets at fair value through other comprehensive income)		7,316	10,522	28,875
Interest paid		(2,081,663)	(1,928,160)	(2,517,694)
Interest received		215,183	201,022	220,471
Income taxes paid		(452,203)	(736,757)	(448,857)

Net cash provided by (used in) operating activities		13,208,474	4,491,378	(23,477,500)

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		5,444	4,472	56,171
Acquisition of investments in associates and joint ventures		(342,116)	(673,017)	(360,962)
Proceeds from disposals of property, plant and equipment		331,777	277,998	629,924
Acquisition of property, plant and equipment		(13,281,294)	(12,686,726)	(12,346,878)
Proceeds from disposals of intangible assets		10,871	59	279
Acquisition of intangible assets		(120,371)	(113,100)	(80,508)
Disposal of investment properties		—	—	515
Proceeds from disposals of financial assets		8,020,406	7,023,674	14,182,348
Acquisition of financial assets		(9,203,450)	(5,893,404)	(16,496,258)
Increase in loans		(336,744)	(223,950)	(401,377)
Collection of loans		215,292	218,704	102,061
Increase in deposits		(276,255)	(222,924)	(237,266)
Decrease in deposits		280,941	166,066	141,000
Proceeds from disposals of assets held-for-sale		32,578	1,148	24,205
Receipt of government grants		41,209	37,920	50,755
Net cash outflow from changes in consolidation scope		(24,624)	(63,492)	(31,350)
Other cash outflow from investing activities, net		(185,476)	(225,948)	(186,412)

Net cash used in investing activities		(14,831,812)	(12,372,520)	(14,953,753)

Cash flows from financing activities
Proceeds from short-term borrowings, net		345,338	1,621,440	5,852,426
Proceeds from long-term borrowings and debt securities		10,170,107	17,392,311	43,594,078
Repayment of long-term borrowings and debt securities		(7,976,658)	(9,360,357)	(10,252,688)
Payment of lease liabilities		(613,977)	(572,036)	(562,646)
Settlement of derivative instruments, net		42,263	98,068	407,627
Change in non-controlling interests		11,554	90,096	175,645
Repayment of hybrid bond		—	—	(169,537)
Dividends paid (hybrid bond)		(13,385)	(13,385)	(13,461)
Dividends paid		(81,298)	(812,159)	(42,348)
Other cash outflow from financing activities, net		(3,120)	(8,901)	8,803

Net cash provided by financing activities		1,880,824	8,435,077	38,997,899

Net increase in cash and cash equivalents before effect of exchange rate fluctuations		257,486	553,935	566,646
Effect of exchange rate fluctuations on cash held		(38,031)	51,719	32,896

Net increase in cash and cash equivalents		219,455	605,654	599,542
Cash and cash equivalents at January 1		1,810,129	2,029,584	2,635,238

Cash and cash equivalents at December 31	￦	2,029,584	2,635,238	3,234,780

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
December 31, 2021 and 2022

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
Naju-si,
Jeollanam-do.
As of December 31, 2022, KEPCO’s share capital amounts to ￦3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
The Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank (KDB)	211,235,264	32.90%
Foreign investors	88,959,339	13.86%
Other	224,927,680	35.04%

	641,964,077	100.00%

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation
The consolidated financial statements of KEPCO and its subsidiaries (the “Company”) were approved by the Board of Directors of KEPCO on February 24, 2023 and authorized on April 21, 2023 for the purpose of Form 20-F filing with the Securities and Exchange Commission.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

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
Electricity delivered but neither metered nor billed is estimated at the reporting date based on the volume of electricity delivered which can vary significantly as a result of customer usage patterns, customer mix, meter reading schedules, weather, and etc. Unbilled revenue recognized as of December 31, 2021 and 2022 are ￦2,348,813 million and ￦1,725,444 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(vi)	Construction contracts
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

According to the 8th Basic Plan for Electricity Supply and Demand announced by the Ministry of Trade, Industry and Energy in 2017, Wolsong unit 1 nuclear power plant was expected to go through a comprehensive evaluation for the feasibility of continuous operation including economic efficiency and acceptability of household and community in 2018 in order to decide whether to shut down early. On June 15, 2018, the board of directors of Korea Hydro & Nuclear Power Co., Ltd. (“KHNP”), a subsidiary of KEPCO, has decided to shut down Wolsong unit 1 on the grounds that its deficit was increasing and its economic efficiency was low due to the nonoptimal utilization rate. On December 24, 2019, NSSC approved permanent shutdown of unit 1.
In addition, the Company has also decided to discontinue the construction of Cheonji unit 1 and 2 and Daejin unit 1 and 2 pursuant to the government policy. Accordingly, the Company recognized impairment loss and other expenses during the year ended December 31, 2018.
Among the new nuclear power plants under construction, Shin-Hanul unit 3 and 4, for which approval for power generation business was previously obtained, are not included in the list of construction suspension as determined by the board of directors of KHNP. However, it is highly likely that the construction of Shin-Hanul unit 3 and 4 will be suspended according to the government’s policy. Accordingly, the Company recognized impairment loss during the year ended December 31, 2018, as the Company believed that there was a significant change in its operating environment.
However, in accordance with the “New Government Energy Policy Direction”, the management of KHNP, a subsidiary of the Company, reported to its board of directors on the resumption, licensing, and major contracts of suspension services related to
Shin-Hanul
Units 3 and 4. The Company has identified signs that the impairment loss on fixed assets mentioned above may no longer exist or may have been reduced. Accordingly, the Company recognized the reversal of impairment losses related to
Shin-Hanul
Units 3 and 4 during the current year.
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
Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

✓	Note 25 – Employment Benefits
✓	Note 41 – Income Taxes

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies

(i)	Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IA S 1016
The amendment prohibits entities from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. The Company applied the amendment retrospectively to items of property, plant and equipment that are capable of operating on or after the beginning of the earliest period presented in the financial statements in which the entity first applies the amendments, and the impacts on the Company’s consolidated financial statements on the date of initial application (January 1, 2021) are as follows:

①	The impacts on the Company’s consolidated statement of financial position as of December 31, 2021 are as follows:

		Original carrying amount	Adjustment	New carrying amount
		In millions of won
Current assets	￦	22,050,845	—	22,050,845
Non-current assets		189,058,025	14,857	189,072,882

Total Assets		211,108,870	14,857	211,123,727

Current liabilities		31,732,220	—	31,732,220
Non-current liabilities		114,064,801	—	114,064,801

Total Liabilities		145,797,021	—	145,797,021

Contributed capital		4,053,578	—	4,053,578
Retained earnings		45,246,982	11,262	45,258,244
Other components of equity		14,468,450	—	14,468,450
Non-controlling interests		1,542,839	3,595	1,546,434

Total Equity		65,311,849	14,857	65,326,706

Total Liabilities and Equity	￦	211,108,870	14,857	211,123,727

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

②	The impacts on the Company’s consolidated statement of comprehensive income (loss) for the year ended December 31, 2021 are as follows:

		Original carrying amount	Adjustment	New carrying amount
		In millions of won except per share information
Sales	￦	60,574,819	98,768	60,673,587
Cost of sales		(63,559,178)	(85,112)	(63,644,290)

Gross loss		(2,984,359)	13,656	(2,970,703)

Selling and administrative expenses		(2,875,784)	(12)	(2,875,796)

Operating loss		(5,860,143)	13,644	(5,846,499)

Other non-operating income		372,921	—	372,921
Other non-operating expense		(257,932)	—	(257,932)
Other gains, net		8,519	—	8,519
Finance income		1,402,614	—	1,402,614
Finance expenses		(3,245,777)	—	(3,245,777)
Profit related to associates, joint ventures and subsidiaries		494,584	—	494,584

Loss before income tax		(7,085,214)	13,644	(7,071,570)

Income tax benefit		1,855,989	—	1,855,989

Net Loss for the period		(5,229,225)	13,644	(5,215,581)

Loss attributable to owners of the controlling company		(5,315,055)	10,533	(5,304,522)
Profit attributable to non-controlling interests		85,830	3,111	88,941
Other comprehensive income (loss)		599,614	—	599,614

Total comprehensive income (loss) for the period		(4,629,611)	13,644	(4,615,967)

Total comprehensive loss attributable to owners of the controlling company		(4,754,046)	10,533	(4,743,513)
Total comprehensive income (attributable to non-controlling interests		124,435	3,111	127,546

Loss per share (in won)	￦	(8,279)	16	(8,263)

③	The impacts on the Company’s consolidated statement of cash flows for the year ended December 31, 2021 are as follows:

		Original carrying amount	Adjustment	New carrying amount
		In millions of won
Cash flows from operating activities	￦	4,473,186	18,192	4,491,378
Cash flows from investing activities		(12,354,328)	(18,192)	(12,372,520)
Cash flows from financing activities		8,435,077	—	8,435,077

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

①	The impacts on the Company’s consolidated statement of financial position as of January 1, 2021 are as follows:

		Original carrying amount	Adjustment	New carrying amount
		In millions of won
Current assets	￦	20,561,941	—	20,561,941
Non-current assets		182,580,170	1,214	182,581,384

Total Assets		203,142,111	1,214	203,143,325

Current liabilities		25,881,222	—	25,881,222
Non-current liabilities		106,594,043	—	106,594,043

Total Liabilities		132,475,265	—	132,475,265

Contributed capital		4,053,578	—	4,053,578
Retained earnings		51,133,601	730	51,134,331
Other components of equity		14,109,501	—	14,109,501
Non-controlling interests		1,370,166	484	1,370,650

Total Equity		70,666,846	1,214	70,668,060

Total Liabilities and Equity	￦	203,142,111	1,214	203,143,325

②	The impacts on the Company’s consolidated statement of comprehensive income (loss) for the year ended December 31, 2020 are as follows:

		Original carrying amount	Adjustment	New carrying amount
		In millions of won except per share information
Sales	￦	57,925,837	797	57,926,634
Cost of sales		(51,804,596)	417	(51,804,179)

Gross loss		6,121,241	1,214	6,122,455

Selling and administrative expenses		(2,678,443)	—	(2,678,443)

Operating loss		3,442,798	1,214	3,444,012

Other non-operating income		1,036,448	—	1,036,448
Other non-operating expense		(417,720)	—	(417,720)
Other gains, net		35,094	—	35,094
Finance income		1,510,249	—	1,510,249
Finance expenses		(2,896,443)	—	(2,896,443)
Profit related to associates, joint ventures and subsidiaries		281,107	—	281,107

Loss before income tax		2,991,533	1,214	2,992,747

Income tax benefit		(899,064)	—	(899,064)

Net Loss for the period		2,092,469	1,214	2,093,683

Loss attributable to owners of the controlling company		1,991,347	730	1,992,077
Profit attributable to non-controlling interests		101,122	484	101,606
Other comprehensive income (loss)		(219,841)	—	(219,841)

Total comprehensive income (loss) for the period		1,872,628	1,214	1,873,842

Total comprehensive loss attributable to owners of the controlling company		1,802,824	730	1,803,554
Total comprehensive income (attributable to non-controlling interests		69,804	484	70,288

Loss per share (in won)	￦	3,102	—	3,102

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

2.	Basis of Pre p aration, Continued

(5)	Changes in accounting policies, continued

③	The impacts on the Company’s consolidated statement of cash flows for the year ended December 31, 2020 are as follows:

		Original carrying amount	Adjustment	New carrying amount
		In millions of won
Cash flows from operating activities	￦	13,208,473	1	13,208,474
Cash flows from investing activities		(14,831,811)	(1)	(14,831,812)
Cash flows from financing activities		1,880,824	—	1,880,824

(ii)
Other changes in accounting standards effective from January 1, 2022 are as follows. The Company believes that these amendments have no significant impact on the Company’s consolidated financial statements. The Company has not applied the new and revised standards in issue but not yet effective for the periods starting from January 1, 2022, even though the early adoption of these standards is possible.

Onerous Contracts—Costs of Fulfilling a Contract—Amendments to IAS 37
Onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The amendment specifies that the costs of fulfilling a contract comprise incremental costs, such as the costs of materials or labor, and an allocation of other costs directly related to the contract, such as an allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract, when assessing whether a contract is an onerous contract. The Company will apply the amendment to the contracts for which all obligations have not been fulfilled at the date of initial application.
Reference to the Conceptual Framework—Amendments to IFRS 3
The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements. An exception has been added to the recognition principle in IFRS 3 to avoid ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 Levies. It requires an entity to apply criteria in IAS 37 and IFRIC 21 respectively to determine whether a present obligation exists at the acquisition date. The amendment added a new paragraph to IFRS 3 to clarify that the contingent assets should not be recognized at the date of acquisition.
IFRS 1 First-time Adoption of International Financial Reporting Standards—Subsidiary as a first-time adopter
The amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.

IFRS 9 Financial Instruments—Fees in the ‘10 per cent’ test for derecognition of financial liabilities
The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. There is no restricted and similar amendment to IAS 39.

IAS 41 Agriculture—Taxation in fair value measurements
The amendments remove the requirement in paragraph 22 of IAS 41 that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of IAS 41.

F-
20

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

3.	Significant Accounting Policies
The accounting policies applied by the Company in these consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2021, except for the changes described in Note 2.(5).

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

F-2
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

3.	Significant Accounting Policies, Continued

(2)	Business combinations, continued

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

F-2
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

3.	Significant Accounting Policies, Continued

(3)	Investments in associates, continued

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
December 31, 2021 and 2022

3.	Significant Accounting Policies, Continued

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

F-2
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

3.	Significant Accounting Policies, Continued

(7)	Revenue from Contracts with Customers, continued

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

F-2
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

3.	Significant Accounting Policies, Continued

(9)	Leases, continued

(ii)	The Company as a lessee

(a)	Right-of-use assets
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

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer to note 3.(24)

•	Derivative financial instruments, including hedge accounting); and

F-2
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

3.	Significant Accounting Policies, Continued

(10)	Foreign currencies, continued

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

F-2
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

3.	Significant Accounting Policies, Continued

(13)	Employee benefits, continued

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
or
non-deductible
items from the accounting profit.
Current tax assets and liabilities are offset only if, the Company (a) has a legally enforceable right to set off the recognized amounts; and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

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

F-2
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

3.	Significant Accounting Policies, Continued

(14)	Income taxes, continued

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

F-2
9

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

3.	Significant Accounting Policies, Continued

(15)	Property, plant and equipment, continued

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	5 ~ 50
Machinery	2 ~ 32
Vehicles	3 ~ 8
Loaded heavy water	30
Asset retirement costs	18, 30, 40, 60
Right-of-use assets	1 ~ 65
Ships	9
Others	4 ~ 15
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

F-
30

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

3.	Significant Accounting Policies, Continued

(17)	Intangible assets, continued

(ii)	Research and development
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

F-3
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

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

F-3
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

3.	Significant Accounting Policies, Continued

(20)	Invento r ies, continued

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

F-3
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

3.	Significant Accounting Policies, Continued

(21)	Provisions, continued

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

F-3
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

3.	Significant Accounting Policies, Continued

(22)	Financial instruments, continued

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

F-3
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

3.	Significant Accounti ng Policies, Continued

(23)	Service concession arrangements, continued

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

F-3
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

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

(25)	Assets held-for-s a le
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

F-3
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2020, 2021 and 2022, respectively, are as follows:

		2020
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates, joint ventures and subsidiaries	Employee benefit expense	Loss on abandonment of property, plant and equipment	Increase in provisions, net		Operating profit (loss)
		In millions of won
Transmission and distribution	￦	57,345,933	1,224,602	56,121,331	3,836,355	48,220	737,973	169,176	190,302	236,727	731,194		3,045,912
Electric power generation (Nuclear)		9,938,941	9,817,147	121,794	3,564,120	25,581	503,485	(4,905)	86,672	—	691,052		1,168,833
Electric power generation (Non-nuclear)		20,329,611	19,552,376	777,235	4,034,024	20,843	622,346	115,096	112,775	17,679	346,195		(172,884)
Plant maintenance & engineering service		2,703,472	2,283,333	420,139	119,056	11,789	1,250	1,740	101,255	—	230,264		197,553
Others		1,582,798	1,096,663	486,135	122,092	167,005	162,843	—	50,889	940	3,711		149,607
Consolidation adjustments		(33,974,121)	(33,974,121)	—	(127,628)	(30,852)	(32,472)	—	(49,605)	—	(169,651)		(291,187)

	￦	57,926,634	—	57,926,634	11,548,019	242,586	1,995,425	281,107	492,288	255,346	1,832,765		4,097,834

Finance income													1,510,249

Finance expense													(2,896,443)

Gain related to associates, joint ventures and subsidiaries													281,107

Loss before income tax												￦	2,992,747

F-3
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2020, 2021 and 2022, respectively, are as follows, continued:
		2021
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates, joint ventures and subsidiaries	Employee benefit expense	Loss on abandonment of property, plant and equipment	Increase in provisions, net		Operating profit (loss)
		In millions of won
Transmission and distribution	￦	58,999,388	1,672,776	57,326,612	3,990,464	36,831	678,986	391,116	193,412	202,262	1,194,643		(7,244,319)
Electric power generation (Nuclear)		9,324,391	9,207,516	116,875	3,611,594	22,209	477,512	(18,146)	86,730	—	680,358		762,164
Electric power generation (Non-nuclear)		25,928,596	24,518,167	1,410,429	4,182,470	22,226	624,391	109,765	121,020	5,672	285,152		370,440
Plant maintenance & engineering service		2,805,785	2,370,900	434,885	121,493	9,515	933	11,849	94,269	—	213,500		245,360
Others		2,018,997	1,295,423	723,574	159,222	158,680	162,345	—	52,698	—	2,981		208,139
Consolidation adjustments		(39,064,782)	(39,064,782)	—	(122,751)	(27,587)	(29,710)	—	(36,187)	—	89,818		(64,775)

	￦	60,012,375	—	60,012,375	11,942,492	221,874	1,914,457	494,584	511,942	207,934	2,466,452		(5,722,991)

Finance income													1,402,614

Finance expense													(3,245,777)

Gain related to associates, joint ventures and subsidiaries													494,584

Profit before income tax												￦	(7,071,570)

F-3
9

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2020, 2021 and 2022, respectively, are as follows, continued:

		2022
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates, joint ventures and subsidiaries	Employee benefit expense	Loss on abandonment of property, plant and equipment	Increase in provisions, net		Operating profit (loss)
		In millions of won
Transmission and distribution	￦	68,239,707	1,922,354	66,317,353	4,130,004	67,076	1,420,802	980,146	180,114	157,784	611,534		(33,623,874)
Electric power generation (Nuclear)		10,386,091	10,254,271	131,820	4,034,774	45,789	557,218	(753)	82,466	—	624,221		761,109
Electric power generation (Non-nuclear)		41,944,339	39,252,851	2,691,488	4,091,081	53,242	694,559	329,112	140,067	—	619,947		289,001
Plant maintenance & engineering service		2,975,062	2,516,699	458,363	123,168	14,003	1,405	1,886	82,070	—	213,671		239,529
Others		2,750,231	1,803,231	947,000	211,719	195,966	195,860	—	53,017	3,125	9,463		333,547
Consolidation adjustments		(55,749,406)	(55,749,406)	—	(129,334)	(35,323)	(51,298)	—	(52,034)	—	68,143		(239,843)

	￦	70,546,024	—	70,546,024	12,461,412	340,753	2,818,546	1,310,391	485,700	160,909	2,146,979		(32,240,531)

Finance income													1,833,312

Finance expense													(4,746,791)

Gain related to associates, joint ventures and subsidiaries													1,310,391

Profit before income tax												￦	(33,843,619)

F-
40

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements,
Continued
December 31, 2021 and 2022

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the years ended December 31, 2021 and 2022 are as follows:

		2021
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
		In millions of won

Transmission and distribution	￦	115,578,517	4,700,863	6,754,298	68,531,927
Electric power generation (Nuclear)		64,628,651	141,885	1,959,479	38,361,337
Electric power generation (Non-nuclear)		57,310,164	2,575,019	3,341,960	35,803,289
Plant maintenance & engineering service		3,672,366	53,617	110,330	1,086,926
Others		10,870,812	—	645,760	4,961,880

Segment totals		252,060,510	7,471,384	12,811,827	148,745,359

Consolidation adjustments:
Elimination of inter-segment amounts		(41,701,400)	—	(12,001)	(8,101,011)
Equity method adjustment		1,866,554	—	—	—
Deferred taxes		1,881	—	—	5,248,627
Others		(1,103,818)	—	—	(95,954)

		(40,936,783)	—	(12,001)	(2,948,338)

Consolidated totals	￦	211,123,727	7,471,384	12,799,826	145,797,021

		2022
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
		In millions of won
Transmission and distribution	￦	131,023,727	5,678,141	6,055,179	108,963,058
Electric power generation (Nuclear)		69,129,625	143,304	2,008,409	42,843,974
Electric power generation (Non-nuclear)		69,468,039	3,113,918	3,547,815	40,428,907
Plant maintenance & engineering service		4,051,157	56,685	200,338	1,272,408
Others		12,895,981	—	839,885	5,796,718

Segment totals		286,568,529	8,992,048	12,651,626	199,305,065

Consolidation adjustments:
Elimination of inter-segment amounts		(43,801,723)	—	(38,633)	(9,304,648)
Equity method adjustment		2,859,623	—	—	—
Deferred taxes		(452)	—	—	2,801,832
Others		(10,820,983)	—	—	2,489

		(51,763,535)	—	(38,633)	(6,500,327)

Consolidated totals	￦	234,804,994	8,992,048	12,612,993	192,804,738

F-4
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

4.	Segment, Geographic and Other Information, Continued

(4)	Geographic information
Electricity sales, the main operations of the Company, are conducted in the Republic of Korea. The following information on revenue from external customers and non-current
assets is determined by the location of the customers and of the assets:

		Revenue from external customers			Non-current assets (*2)
Geographical unit		2020	2021	2022	2020	2021	2022
		In millions of won
Domestic	￦	56,775,375	58,771,252	69,142,730	173,673,478	178,760,564	183,707,117
Overseas (*1)		1,151,259	1,241,123	1,403,294	2,831,925	3,572,784	4,724,416

	￦	57,926,634	60,012,375	70,546,024	176,505,403	182,333,348	188,431,533

(*1)
Middle East and other Asian countries make up the majority of overseas revenue and non-current
assets. Since the overseas revenue or
non-current
assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	The amounts exclude financial assets and deferred tax assets.

(5)	Information on significant customers
There is no single customer which accounts for 10% or more of the Company’s revenue for the years ended December 31, 2020, 2021 and 2022.

F-4
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of December 31, 2021 and 2022 are as follows:

		2021
		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	￦	—	—	2,635,238	—	2,635,238
Current financial assets
Current financial assets at fair value through profit or loss		360,833	—	—	—	360,833
Current financial assets at amortized costs		—	—	15,422	—	15,422
Current derivative assets		93,374	—	—	33,564	126,938
Other financial assets		—	—	1,365,603	—	1,365,603
Trade and other receivables		—	—	8,122,415	—	8,122,415

		454,207	—	12,138,678	33,564	12,626,449

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		672,031	—	—	—	672,031
Non-current financial assets at fair value through other comprehensive income		—	435,107	—	—	435,107
Non-current financial assets at amortized costs		—	—	9,851	—	9,851
Non-current derivative assets		349,653	—	—	171,192	520,845
Other financial assets		—	—	1,271,976	—	1,271,976
Trade and other receivables		—	—	1,906,861	—	1,906,861

		1,021,684	435,107	3,188,688	171,192	4,816,671

	￦	1,475,891	435,107	15,327,366	204,756	17,443,120

F-4
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of December 31, 2021 and 2022 are as follows, continued:

		2022
		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	￦	—	—	3,234,780	—	3,234,780
Current financial assets
Current financial assets at fair value through profit or loss		3,181,791	—	—	—	3,181,791
Current financial assets at amortized costs		—	—	16,762	—	16,762
Current derivative assets		154,730	—	—	134,873	289,603
Other financial assets		—	—	798,819	—	798,819
Trade and other receivables		—	—	10,461,822	—	10,461,822
		3,336,521	—	14,512,183	134,873	17,983,577

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		527,717	—	—	—	527,717
Non-current financial assets at fair value through other comprehensive income		—	502,829	—	—	502,829
Non-current financial assets at amortized costs		—	—	10,236	—	10,236
Non-current derivative assets		538,342	—	—	190,079	728,421
Other financial assets		—	—	1,567,632	—	1,567,632
Trade and other receivables		—	—	2,153,080	—	2,153,080
		1,066,059	502,829	3,730,948	190,079	5,489,915

	￦	4,402,580	502,829	18,243,131	324,952	23,473,492

F-4
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of December 31, 2021 and 2022 are as follows:

		2021
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	￦	—	4,382,218	—	4,382,218
Debt securities		—	9,647,616	—	9,647,616
Derivative liabilities		6,838	—	453	7,291
Trade and other payables		—	8,153,426	—	8,153,426

		6,838	22,183,260	453	22,190,551

Non-current liabilities
Borrowings		—	2,265,624	—	2,265,624
Debt securities		—	64,234,055	—	64,234,055
Derivative liabilities		49,418	—	21,322	70,740
Trade and other payables		—	5,996,498	—	5,996,498

		49,418	72,496,177	21,322	72,566,917

	￦	56,256	94,679,437	21,775	94,757,468

		2022
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	￦	—	12,457,853	—	12,457,853
Debt securities		—	10,201,149	—	10,201,149
Derivative liabilities		44,994	—	—	44,994
Trade and other payables		—	11,983,549	—	11,983,549

		44,994	34,642,551	—	34,687,545

Non— current liabilities
Borrowings		—	2,962,323	—	2,962,323
Debt securities		—	94,984,040	—	94,984,040
Derivative liabilities		362,252	—	25,505	387,757
Trade and other payables		—	5,638,914	—	5,638,914

		362,252	103,585,277	25,505	103,973,034

	￦	407,246	138,227,828	25,505	138,660,579

F-4
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for the years ended December 31, 2020, 2021 and 2022 are as follows:

			2020	2021	2022
			In millions of won
Cash and cash equivalents	Interest income	￦	9,419	12,692	51,872
	Gain (loss) on foreign currency transactions and translations		(15,911)	34,923	22,158
Financial assets at fair value through profit or loss	Interest income		19,114	18,415	58,540
	Dividends income		4,734	2,949	1,994
	Gain (loss) on valuation of derivatives		(52,447)	450,896	336,049
	Gain (loss) on transaction of derivatives		36,563	54,352	205,298
	Gain (loss) on valuation of financial assets		5,508	8,858	(37,230)
	Gain (loss) on disposal of financial assets		11,344	4,221	9,358
Financial assets at fair value through other comprehensive income	Dividends income		2,582	7,573	26,881
Financial assets at amortized cost	Interest income		612	797	1,308
	Gain (loss) on foreign currency transactions and translations		(1,733)	(3,647)	5,087
Loans	Interest income		26,232	25,196	33,545
	Gain (loss) on foreign currency transactions and translations		(527)	729	596
Trade and other receivables	Interest income		151,035	144,543	164,653
	Gain (loss) on disposal of financial assets		—	2,452	—
	Gain (loss) on foreign currency transactions and translations		23,458	14,207	1,019
Short-term financial instruments	Interest income		25,540	7,531	15,827
	Gain (loss) on foreign currency transactions and translations		(38,088)	32,218	3,513
Long-term financial instruments	Interest income		10,406	12,470	14,371
	Gain (loss) on foreign currency transactions and translations		—	27	1
Other financial assets	Interest income		228	230	637
Derivatives (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		(77,733)	211,180	149,888
	Gain (loss) on valuation of derivatives (equity, before tax)		9,925	(11,734)	(93,699)
	Gain (loss) on transaction of derivatives		36,053	31,351	54,422
Financial liabilities at fair value through profit or loss	Gain (loss) on valuation of derivatives		(104,607)	2,751	(345,313)
	Gain (loss) on transaction of derivatives		(49,788)	(15,358)	(110,236)
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		1,365,801	1,316,269	2,142,220
	Gain (loss) on repayment of financial liabilities		(35)	(10)	(15)
	Interest expense of trade and other payables		88,757	213,765	204,078
	Interest expense of others		540,867	384,423	472,248
	Other finance income		—	1,284	927
	Other finance expenses		—	2,504	167
	Gain (loss) on foreign currency transactions and translations		772,045	(1,162,835)	(936,269)
Derivatives (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		(220,928)	158,167	83,594
	Gain (loss) on valuation of derivatives (equity, before tax)		101,295	(28,726)	28,647
	Gain (loss) on transaction of derivatives		42,565	13,737	75,201

F-4
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

6.	Restricted Deposits
Restricted deposits as of December 31, 2021 and 2022 are as follows:

			2021	2022
			In millions of won
Cash and cash equivalents	Escrow accounts	￦	—	2,912
	Deposits for government project and others		22,286	30,586
	Collateral provided for borrowings		264,813	250,346
	Collateral provided for lawsuit		42	57
	Deposits for transmission regional support program		5,921	8,626
	Deposits for other business purposes		3,050	3,825
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		114,000	101,500
	Collateral provided for borrowings		11,745	1,000
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		531,720	386,220
Long-term financial instruments	Escrow accounts		70	1,603
	Guarantee deposits for banking accounts at oversea branches		333	18
	Collateral provided for borrowings		—	21,745
	Decommissioning costs of nuclear power plants		324,609	497,609
	Funds for developing small and medium enterprises		10,000	—
Other non-current assets	Deposits for other business purposes		—	4,355

		￦	1,288,589	1,310,402

F-4
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

7.	Cash and Cash Equivalents
Cash and cash equivalents as of December 31, 2021 and 2022 are as follows:

		2021	2022
		In millions of won
Cash	￦	19,623	21,113
Other demand deposits		1,825,751	1,906,248
Short-term deposits classified as cash equivalents		407,921	1,063,290
Short-term investments classified as cash equivalents		381,943	244,129

	￦	2,635,238	3,234,780

8.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2021 and 2022 are as follows:

		2021
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	￦	7,743,735	(203,838)	—	7,539,897
Other receivables		602,113	(18,555)	(1,040)	582,518

		8,345,848	(222,393)	(1,040)	8,122,415

Non-current assets
Trade receivables		185,512	(1,501)	—	184,011
Other receivables		1,792,895	(64,155)	(5,890)	1,722,850

		1,978,407	(65,656)	(5,890)	1,906,861

	￦	10,324,255	(288,049)	(6,930)	10,029,276

		2022
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	￦	9,700,880	(196,829)	—	9,504,051
Other receivables		1,004,528	(44,388)	(2,369)	957,771

		10,705,408	(241,217)	(2,369)	10,461,822

Non-current assets
Trade receivables		197,955	(2,171)	—	195,784
Other receivables		2,033,705	(65,065)	(11,344)	1,957,296

		2,231,660	(67,236)	(11,344)	2,153,080

	￦	12,937,068	(308,453)	(13,713)	12,614,902

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of December 31, 2021 and 2022 are as follows:

		2021
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	￦	232,172	(17,084)	(9)	215,079
Accrued income		57,300	—	—	57,300
Deposits		212,666	—	(1,031)	211,635
Finance lease receivables(*1)		60,613	(178)	—	60,435
Others		39,362	(1,293)	—	38,069

		602,113	(18,555)	(1,040)	582,518

Non-current assets
Non-trade receivables		123,537	(56,407)	(281)	66,849
Accrued income		1,828	—	—	1,828
Deposits		441,393	—	(5,609)	435,784
Finance lease receivables(*2)		1,140,080	(590)	—	1,139,490
Others		86,057	(7,158)	—	78,899

		1,792,895	(64,155)	(5,890)	1,722,850

	￦	2,395,008	(82,710)	(6,930)	2,305,368

(*1)  Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ￦111,915 million.

(*2)  Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ￦1,082,712 million.

		2022
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	￦	459,245	(41,293)	(21)	417,931
Accrued income		109,267	—	—	109,267
Deposits		289,580	—	(2,348)	287,232
Finance lease receivables(*1)		67,583	(1,802)	—	65,781
Others		78,853	(1,293)	—	77,560

		1,004,528	(44,388)	(2,369)	957,771

Non-current assets
Non-trade receivables		140,128	(52,696)	(182)	87,250
Accrued income		2,004	—	—	2,004
Deposits		459,861	—	(11,162)	448,699
Finance lease receivables(*2)		1,171,807	(2,703)	—	1,169,104
Others		259,905	(9,666)	—	250,239

		2,033,705	(65,065)	(11,344)	1,957,296

	￦	3,038,233	(109,453)	(13,713)	2,915,067

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ￦114,347 million.

(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ￦1,024,927 million.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

8.	Trade and Other Receivables, Continued

(4)	Aging analysis of trade receivables as of December 31, 2021 and 2022 are as follows:

		2021	2022
		In millions of won
Trade receivables: (not overdue)	￦	7,603,472	9,509,775

Trade receivables: (impairment reviewed)		325,775	389,060

Less than 60 days		11,577	5,592
60 ~ 90 days		27,201	36,389
90 ~ 120 days		28,230	31,442
120 days ~ 1 year		51,945	99,655
Over 1 year		206,822	215,982

		7,929,247	9,898,835
Less: allowance for doubtful accounts		(205,339)	(199,000)

	￦	7,723,908	9,699,835

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

(5)	Aging analysis of other receivables as of December 31, 2021 and 2022 are as follows:

		2021	2022
		In millions of won
Other receivables: (not overdue)	￦	2,251,474	2,857,253

Other receivables: (impairment reviewed)		143,534	180,980

Less than 60 days		87	92
60 ~ 90 days		4,881	13,643
90 ~ 120 days		1,248	2,982
120 days ~ 1 year		11,438	18,494
Over 1 year		125,880	145,769

		2,395,008	3,038,233
Less: allowance for doubtful accounts		(82,710)	(109,453)
Less: present value discount		(6,930)	(13,713)

	￦	2,305,368	2,915,067

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

8.	Trade and Other Receivables, Continued

(6)	Changes in the allowance for doubtful accounts for the years ended December 31, 2020, 2021 and 2022 are as follows:

		2020		2021		2022
		Trade receivables	Other receivables	Trade receivables	Other receivables	Trade receivables	Other receivables
		In millions of won
Beginning balance	￦	212,759	114,155	208,990	132,379	205,339	82,710
Bad debt expense		24,021	27,329	19,039	18,411	27,078	4,220
Write-off		(20,332)	(1,910)	(21,809)	(58,762)	(26,319)	(1,103)
Reversal		(3,373)	(2,464)	(1,071)	(79)	(3,444)	(37)
Others		(4,085)	(4,731)	190	(9,239)	(3,654)	23,663

Ending balance	￦	208,990	132,379	205,339	82,710	199,000	109,453

9.	Financial Assets at Fair Value through Profit or Loss

(1)	Financial assets at fair value through profit or loss as of December 31, 2021 and 2022 are as follows:

		2021		2022
		Current	Non-current	Current	Non-current
		In millions of won
Financial assets at fair value through profit or loss
Beneficiary Certificate	￦	629	206,160	294	121,406
Cooperative		—	5,797	—	6,329
Others (*)		360,204	202,003	3,181,497	173,386

		360,833	413,960	3,181,791	301,121

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	258,071	—	226,596

	￦	360,833	672,031	3,181,791	527,717

(*)	‘Other’ includes MMT which is composed of government bonds, RP(Repurchase Paper), CP(Commercial Paper), etc.

(2)	Details of income (loss) from financial assets at fair value through profit or loss for the years ended December 31, 2021 and 2022 are as follows:

		2021	2022
		In millions of won
Beneficiary Certificate	￦	13,632	4,527
Cooperative		110	120
Debt with embedded derivatives		854	946
Others		19,848	27,068

	￦	34,444	32,661

F-5
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for the years ended December 31, 2021 and 2022 are as follows:

		2021
		Beginning balance	Acquisition	Disposal	Valuation	Others	Ending balance
		In millions of won
Equity securities
Listed	￦	194,669	1,500	(8,208)	81,112	4,753	273,826
Unlisted		163,890	8,929	(13)	(12,335)	319	160,790

		358,559	10,429	(8,221)	68,777	5,072	434,616

Debt securities
Corporate bond		—	500	—	—	(9)	491

		358,559	10,929	(8,221)	68,777	5,063	435,107

Current financial assets at fair value through other comprehensive income	￦	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		358,559	10,929	(8,221)	68,777	5,063	435,107

		2022
		Beginning balance	Acquisition	Disposal	Valuation	Others	Ending balance
		In millions of won
Equity securities
Listed	￦	273,826	—	—	28,585	(2,354)	300,057
Unlisted		160,790	9,451	—	33,237	(1,235)	202,243

		434,616	9,451	—	61,822	(3,589)	502,300

Debt securities
Corporate bond		491	—	—	38	—	529

		435,107	9,451	—	61,860	(3,589)	502,829

Current financial assets at fair value through other comprehensive income	￦	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		435,107	9,451	—	61,860	(3,589)	502,829

F-5
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2022 are as follows:

	2021
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Listed
Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	87,733	87,733
Ssangyong Motor Co., Ltd.	38,568	0.03%		428	—	—
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	1	1
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	42	42
PAN Ocean Co., Ltd.	1,492	0.00%		14	8	8
STX Heavy Industries Co., Ltd.	7,419	0.03%		107	35	35
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	89,747	89,747
Denison Mines Corp.	58,284,000	9.76%		84,134	94,376	94,376
Fission Uranium Corp.	100,000	0.02%		41	73	73
SangSangin Industry Co., Ltd.	5,831	0.01%		38	6	6
Vitzosys Co., Ltd.	399	0.00%		2	2	2
EMnI Co., Ltd.	628	0.00%		25	2	2
Vissem electronics, Co., Ltd.	229	0.00%		11	2	2
KC Industry Co., Ltd.	139	0.00%		6	1	1
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,779	1,779
Aone Alform Co., Ltd.	2,672	0.08%		19	18	18

				324,790	273,826	273,826

Unlisted (*1)
Intellectual Discovery Co., Ltd.	1,000,000	6.00%	￦	5,000	954	954
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.	117	0.07%		29	29	29
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
ASA JEONJU Co., Ltd.	34,846	1.34%		697	69	69
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	3	0.08%		5	5	5
HJ Steel Co., Ltd.	218	0.07%		2	2	2
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Co., Ltd.	434	0.01%		9	9	9
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
AJS Co., Ltd.	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Youngjin Hi-Tech Co., Ltd.	11,109	0.25%		255	150	150
Buyoung Co., Ltd.	270	0.00%		3	3	3
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	27	27

F-5
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2022 are as follows, continued:

	2021
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Seungri Enterprise Co., Ltd.	93	0.05%	￦	3	3	3
Shin-E P&C Co., Ltd.	1,569	0.64%		111	2	2
Ejung Ad Co., Ltd.	132	0.09%		3	3	3
Solvus Co., Ltd.	1,056	0.04%		3	3	3
Myung Co., Ltd.	89	0.05%		2	2	2
Biwang Industry Co., Ltd	406	0.04%		2	2	2
Young Sung Co., Ltd.	89	0.40%		26	26	26
Yuil Industrial Electronics Co., Ltd.	804	0.32%		15	15	15
Woojin Industry Corporation	3	0.00%		16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	7
Futech Mold Co., Ltd.	274	0.27%		14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%		22	22	22
Morado Co., Ltd.	209	0.04%		2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	2
Kwang Sung Co., Ltd.	610	0.53%		31	31	31
Seen Business and Technology co., Ltd.	29,424	0.73%		148	7	7
Woobang Construction Co., Ltd.	8	0.00%		8	8	8
Shin Pyung Co., Ltd.	6	0.03%		3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	2	2
Najin Steel Co., Ltd.	37	0.06%		5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	5
Elephant & Friends Co., Ltd.	563	0.61%		3	3	3
Mireco Co., Ltd.	109	0.25%		11	11	11
L&K Industry Co., Ltd.	1,615	0.60%		24	24	24
JO Tech Co., Ltd.	1,263	0.62%		25	25	25
Kendae Printing Co., Ltd.	422	0.60%		21	21	21
Dauning Co., Ltd.	231	0.41%		6	6	6
Korea Trecision Co., Ltd.	22	0.45%		5	5	5
Ace Track Co., Ltd.	3,130	1.08%		219	59	59
Dung Hwan Co., Ltd.	556	0.02%		6	6	6
Hurim Biocell Co., Ltd.	1,021	0.00%		5	5	5
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	32	32
Beer Yeast Korea Inc.	1,388	0.43%		7	7	7
B CON Co., Ltd.	96	1.16%		6	6	6
Ace Integration Co., Ltd	105	0.09%		24	24	24
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	5
KyungDong Co., Ltd.	130	0.01%		1	1	1
ChunWon Development Co., Ltd.	193	0.19%		39	39	39
SungLim Industrial Co., Ltd.	29	0.03%		1	1	1
Korea Minerals Co., Ltd.	191	0.05%		134	1	1
HyoDong Development Co., Ltd.	128	0.16%		25	1	1
Haspe Tech Co., Ltd.	652	0.55%		20	20	20
JoHyun Co., Ltd.	350	1.56%		18	18	18
KC Co., Ltd.	5,107	0.17%		26	26	26
SeongJi Industrial Co.,Ltd.	41	0.05%		1	1	1
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	1
ShinShin Co., Ltd	339	1.12%		17	17	17

F-5
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2022 are as follows, continued:

	2021
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Sung Kwang Co., Ltd.	23	0.37%	￦	6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%		35	35	35
Force TEC Co., Ltd.	3,501	0.02%		18	18	18
Samsung Tech Co., Ltd.	486	1.28%		97	36	36
Younil Metal Co., Ltd.	41	0.21%		21	21	21
CJ Paradise Co.,Ltd	24	0.02%		12	12	12
Han Young Technology Company Co.,Ltd.	35	0.00%		—	—	—
K Shipbuilding Co., Ltd. (formerly, STX Offshore & Shipbuilding Co., Ltd.)	8,622	0.25%		1,078	1,078	1,078
Ptotronics Co., Ltd.	843	0.42%		84	6	6
NFT Co., Ltd.	136	0.40%		8	8	8
Hyundaitech Co.,Ltd.	1,363	0.87%		27	27	27
Dasan Material Co., Ltd.	29	0.04%		22	22	22
Fish World Co.,Ltd.	47	0.21%		2	2	2
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%		6	—	—
Samdo Industry Electric Co.,Ltd.	48	0.02%		1	1	1
Taejung Industries Co.,Ltd.	9,268	0.30%		5	5	5
Shinsei Trading Co., Ltd.	64	0.72%		6	6	6
Dynamic Co., Ltd.	111	0.19%		3	3	3
Green Alchemy Co.,Ltd.	38,202	1.48%		191	17	17
Youone TBM Engineering & Construction Co., Ltd.	615	0.27%		31	31	31
KM Leatech Co., Ltd.	1,648	0.98%		8	8	8
Semist Co.,Ltd.	555	0.80%		3	3	3
Sewon Bus Co.,Ltd	12	0.00%		—	—	—
Enertec Co., Ltd.	7,937	0.19%		44	44	44
Sangji Co., Ltd.	20	0.26%		4	4	4
Bellie Doughnuts Co., Ltd.	169	0.19%		10	10	10
AIRTECH Information communication Co., Ltd	2,379	0.60%		12	12	12
Kiscom Co., Ltd.	1,493	0.04%		1	1	1
Wonil laser Co., Ltd	157	0.37%		16	16	16
Pyung Hwa Industrial Co.,Ltd.	3,388	3.00%		85	85	85
Set Holding (*2)	1,100,220	2.50%		229,255	131,036	131,036
PT. Cirebon Energi Prasarana	22,420	10.00%		2,612	2,658	2,658
Choheung packing Co.,Ltd.	61	0.13%		12	12	12
Jaewoo Co., Ltd.	359	0.24%		11	11	11
Wooyang HC Co., Ltd	1,375	0.01%		159	13	13
TheYeonriji Co., Ltd.	116	0.10%		6	6	6
Flusys Co., Ltd.	9	0.08%		2	2	2
DongSeo Electronics Co., Ltd.	347	0.07%		16	17	17
Daewoo Display Co., Ltd.	177	0.03%		5	5	5
NTS Co., Ltd.	143	0.22%		36	36	36
AID CO., Ltd.	1,212	0.57%		36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%		—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%		100	32	32
Kyung Pyo Industry Co., Ltd.	186	0.76%		19	19	19
Daedong Industry Co., Ltd.	617	0.55%		46	46	46
Doosung Heavy Industries Co., Ltd.	53	0.06%		5	5	5
Samjoo Hightech Co., Ltd.	522	0.08%		3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%		51	51	51
SG Corp.	213	0.54%		21	21	21

F-5
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2022 are as follows, continued:

	2021
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Shinseung Chemical Industy Co., Ltd.	5	0.01%	￦	60	60	60
KJ Alloy Co., Ltd.	368	0.20%		7	7	7
SM Hi-tech Co., Ltd.	22	0.39%		22	22	22
Puruen Environment Co., Ltd.	967	1.34%		19	19	19
Miretech Co., Ltd.	9,111	0.27%		18	18	18
Sejin Hightech Co., Ltd.	17,980	0.16%		18	18	18
Eun Sung Enterprise Co., Ltd.	1,131	0.72%		17	17	17
Dongdo Basalt Industry Co., Ltd.	182	1.50%		73	73	73
Shinyoung Textiles Co., Ltd.	523	1.01%		52	23	23
Ilwoo Steel Co., Ltd.	41	0.28%		17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%		81	81	81
Wongwang Door Corp.	575	1.00%		29	29	29
Mansu Co.,Ltd.	344	0.25%		15	15	15
Eanskorea Co., Ltd.	39	0.05%		2	2	2
Youngdongseafood Co., Ltd.	165	0.33%		8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%		—	—	—
Sehwa Diecasting Co., Ltd.	299	1.66%		44	44	44
Sungchang Tech Co., Ltd.	159	0.31%		10	10	10
Yuchang Industry Co., Ltd.	90	0.11%		5	5	5
Jeongpum Co., Ltd.	322	0.35%		16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%		55	55	55
Amanex Co., Ltd.	10	0.02%		9	9	9
Dae-A Leisure Co., Ltd.	23	0.00%		4	4	4
Caffe Bene Co.,Ltd.	1,908	0.03%		9	9	9
Shinjin International Corp.	4	0.01%		1	1	1
Jinhung Packaging Co.,Ltd	4,329	3.02%		22	22	22
Donglim Eng Co., Ltd.	26	0.11%		3	3	3
SIP Co., Ltd.	274	0.55%		7	7	7
Clizen Co., Ltd.	615	0.34%		31	31	31
DAEDONGMILLENNIUM Co., Ltd.	159	0.42%		32	32	32
Daeji Product Co., Ltd.	15	0.05%		1	—	—
Jaein Circuit Co., Ltd.	498	1.12%		65	65	65
SSET Co., Ltd.	181	0.30%		18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%		48	48	48
Dawon Yuhwa Co., Ltd.	506	1.94%		25	25	25
Ogokbaekkwa Co., Ltd.	101	0.12%		1	1	1
Shinwoo Toptech Co., Ltd.	834	0.51%		83	6	6
KMLC Co., Ltd.	281	0.14%		22	22	22
Seinfood Co., Ltd.	13	0.17%		7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%		34	34	34
Kukex Inc.	639	0.05%		3	3	3
Youngshin Plus Co., Ltd.	104	0.12%		5	5	5
Chang won Engineering Co., Ltd.	22	0.00%		4	4	4
Samsung Silup Co., Ltd.	47	0.19%		5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%		6	6	6
IZU KOREA Co., Ltd.	48	0.00%		2	2	2
Dongdo CNP Co., Ltd.	234	0.36%		6	6	6
Dae Bang Industry Co.,Ltd.	115	0.13%		6	6	6
S.I.T. Co.,Ltd	2,213	0.44%		22	22	22
Taejin Hiech Co., Ltd.	78	0.26%		3	3	3

F-5
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2022 are as follows, continued:

	2021
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Headone Co.,Ltd.	69	0.12%	￦	7	7	7
E-Won Solutech Co., Ltd.	158	0.16%		40	40	40
MJT Co., Ltd.	1,013	0.20%		51	51	51
KPL Circuit Co., Ltd.	283	0.08%		14	14	14
Road Solar Co., Ltd.	12	0.00%		—	—	—
Han Mi Flexible Co.,Ltd.	143	0.20%		43	43	43
Samhwa Casting Co., Ltd.	200	0.04%		100	100	100
Millennium PNT Co., Ltd.	227	0.37%		6	6	6
GN Chem Co., Ltd.	40	0.07%		1	1	1
GW Industry Co., Ltd.	505	0.07%		51	51	51
TM Construction Co., Ltd.	4	0.00%		—	—	—
Dae Myung Co., Ltd.	114	0.08%		3	3	3
Nanomicart Co., Ltd.	176	1.06%		35	35	35
Young San Heavy Industries Co., Ltd.	74	0.11%		7	7	7
Samchungwon Co., Ltd.	15	0.24%		2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%		27	27	27
Nanomic Co., Ltd.	94	0.63%		38	38	38
Samsung Nonferrous Metal Co., Ltd.	89	0.26%		9	9	9
Daewha Fuel Pump Ind., Ltd.	83	0.05%		10	10	10
Addies Direct Co., Ltd.	1	0.00%		—	—	—
WorldCnM Inc.	131	1.09%		10	10	10
Superone Co., Ltd.	1,585	1.45%		8	8	8
Buyoung Panji Co., Ltd.	478	0.44%		12	12	12
International Paint Korea Co., Ltd.	111	0.48%		11	11	11
EI Lighting Co., Ltd.	358	0.36%		18	18	18
Hightech Mnp Co., Ltd.	123	0.35%		6	6	6
Yooseung Co., Ltd.	10	0.08%		1	1	1
Sungkwang Co., Ltd.	48	0.35%		2	2	2
Taeyang gasteel Co., Ltd.	8	0.02%		1	1	1
Ajin KSB Co., Ltd.	204	0.31%		18	18	18
Sewon Ceramic Co., Ltd.	530	1.01%		5	5	5
Choyang Tech Co., Ltd.	465	1.01%		23	23	23
TK Co., Ltd.	307	0.70%		15	15	15
Arari Co., Ltd.	14	0.05%		1	1	1
Potech Co., Ltd.	39	0.13%		14	14	14
C&S Corporation Co., Ltd.	1,304	0.01%		13	13	13
Global The One of Korea Co., Ltd.	62	0.06%		3	3	3
Steellife Co., Ltd.	85	0.06%		4	4	4
D&C Castech Co., Ltd.	330	1.89%		25	25	25
Geumhan Co., Ltd.	498	0.24%		7	7	7
Mokgan Co., Ltd.	5	0.02%		1	1	1
Wenex Co., Ltd.	373	0.53%		19	19	19
Sulim Co., Ltd.	30	0.20%		6	6	6
Shinkwang Engineering	24	0.36%		2	2	2
Ek Cookware Co., Ltd.	60	0.04%		1	1	1
KTTW Co., Ltd.	28	0.05%		2	2	2
Avajar Co., Ltd.	1,061	0.01%		1	1	1
Woosung I.B. Co.,Ltd	7,071	0.07%		14	14	14
CAP Korea Co., Ltd.	16	0.30%		3	3	3
MSM Co., Ltd.	25	0.08%		—	—	—

F-5
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2022 are as follows, continued:

	2021
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Ddpopstyle Co., Ltd.	22	0.14%	￦	—	—	—
Finemetal Co., Ltd.	49	0.08%		1	1	1
Sungkyeong Co., Ltd.	52	0.24%		2	2	2
RMK Co., Ltd.	63	0.90%		22	22	22
Tpp Co., Ltd.	36,645	11.72%		1,832	1,832	1,832
Dukeong Metal Heat Treatment Co., Ltd.	843	3.61%		84	84	84
Newko Co., Ltd.	331	0.06%		10	10	10
KMC&R Co., Ltd.	16	0.11%		1	1	1
Dongsung Mulsan Co., Ltd.	137	0.34%		14	14	14
Pizzakorea Co., Ltd.	42	0.18%		9	9	9
Geumdani Co., Ltd.	2,377	1.82%		36	36	36
Mezzanine I-pack Co., Ltd.	38	0.02%		1	1	1
Ltop Co., Ltd.	36	0.06%		7	7	7
Simile Aluminium Co., Ltd.	428	0.31%		9	9	9
GT Tooling Co., Ltd.	604	0.17%		6	6	6
Team Korea Co., Ltd.	4,782	0.37%		24	24	24
Donghwa TCA Co., Ltd.	1,012	0.30%		25	25	25
Hankook Piaget Co., Ltd.	4	0.01%		1	1	1
Coco Food Co., Ltd.	648	1.24%		33	33	33
Woori Industry Co., Ltd.	102	1.05%		21	21	21
Ssangyong Youngweol Plant Service&Engineering Co., Ltd.	83	0.07%		4	1	1
SH Co., Ltd.	39	0.20%		8	8	8
Namsunnam Co., Ltd.	1,275	0.19%		6	1	1
Daeyoung Co., Ltd.	75	0.01%		8	8	8
Chandown Food Co., Ltd.	46	0.14%		9	9	9
Getron Co., Ltd.	7,259	0.20%		37	4	4
Jungmun Co., Ltd.	19	0.26%		2	2	2
Andong Trading Corporation Co., Ltd.	42	0.00%		2	2	2
JM Tech Co., Ltd.	403	0.67%		82	10	10
SGC Energy Co., Ltd.	580,000	5.00%		2,900	2,900	2,900
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	4.30%		1,500	2,618	2,618
H Robotics Co., Ltd.	903,601	8.05%		4,000	5,639	5,639
Good Tcells Co., Ltd.	11,364	0.34%		500	457	457
IPS Bio Co., Ltd.	1,975	3.13%		1,000	1,000	1,000
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Choigang-gujo Co., Ltd.	61	0.45%		6	1	1
DS Cotec Co., Ltd.	973	0.71%		15	5	5
Youngheung Industry Co., Ltd.	101	0.05%		5	1	1
Hosungsteel Co., Ltd.	323	0.26%		14	3	3
Uktae IND. Co., Ltd.	140	0.12%		7	1	1
Gangdong R&S Co., Ltd.	69	1.25%		1	1	1
JFC Co., Ltd.	16	0.01%		2	2	2
Seokjin E&T Co., Ltd.	81	0.06%		8	8	8
Hyundai Tech Co., Ltd.	28	0.69%		10	10	10
Daeil Co., Ltd.	301	0.42%		15	2	2
Seohan Food Co., Ltd.	83	0.19%		2	2	2
Daehyeon Recycle Co., Ltd.	59	0.61%		12	12	12
Metal Link Inc. Co., Ltd.	709	0.17%		35	4	4
Pipetec Korea Co., Ltd.	50	0.07%		10	1	1

F-5
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2022 are as follows, continued:

	2021
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
SungJin Tech Co., Ltd.	803	1.20%	￦	24	8	8
Yujin E&C Co., Ltd.	29	0.18%		6	—	—
Daishin Logistics Co., Ltd.	13	0.09%		1	1	1
JinSung Engineering Co., Ltd.	18	0.30%		18	18	18
Yongho Industry Co., Ltd.	157	0.22%		32	1	1
Wow tech Co., Ltd.	369	0.75%		11	11	11
World Power Tech Co., Ltd.	16	0.28%		24	24	24
PBM Auto Co., Ltd.	1,001	1.06%		10	10	10
K2 Motors Co., Ltd.	54	0.28%		1	1	1
CL Tech Co., Ltd.	801	2.25%		40	40	40
Mirae Industry Co., Ltd.	39	0.04%		6	6	6
Gentak Korea Co., Ltd.	301	0.31%		8	8	8
Sungjin Chemical Co., Ltd.	118	0.36%		4	4	4
LMAT Co., Ltd.	198	0.04%		20	20	20
Poong Lim Industrial Co., Ltd.	25	0.00%		38	38	38
Dae Sung GeoTech Co., Ltd.	631	1.28%		32	32	32
Saeheemang Co., Ltd.	756	0.60%		15	15	15
Hakbong Precision Co., Ltd.	1,460	1.18%		15	15	15
Vornech Co., Ltd.	431	0.37%		11	2	2
Woojin Formtech Co., Ltd.	76	0.08%		8	1	1
Korea Engineer Manufacturing Co., Ltd.	114	0.26%		6	1	1
Sinwa J&K Co., Ltd.	476	0.28%		5	5	5
Owon E&G Co., Ltd.	132	0.20%		4	4	4
Guseong Co., Ltd.	141	0.20%		4	4	4
Irefarm Co., Ltd.	45	0.30%		3	3	3
Nam-hae E&C Co., Ltd.	117	0.10%		2	2	2
Haenarae Agricultural Corp.	15	0.03%		2	2	2
Ja Yeon Science Ind. Co., Ltd.	10	0.05%		2	2	2
DECO&E Co., Ltd.	1,261	0.00%		2	2	2
Design Beyond Co., Ltd.	17	0.19%		2	2	2
LBK Co., Ltd.	8	0.05%		1	1	1
Duckwon industrial Co., Ltd.	32	0.43%		13	13	13
ASPT Co., Ltd.	64	0.82%		19	19	19
SIMA Co., Ltd.	29	0.05%		3	3	3
Jingkang Resources Co., Ltd.	90	1.57%		13	13	13
Eslin Co., Ltd.	39	0.14%		8	8	8
Shinwon Co., Ltd.	275	0.42%		19	19	19
CIC Tech Co., Ltd.	96	0.54%		10	10	10
Orano Expansion	5,742,405	4.72%		—	—	—
Fourever Co., Ltd.	44	0.10%		4	4	4
Segyo Hitech Co., Ltd.	156	0.24%		8	8	8
Myungil Metal Co., Ltd.	80	0.10%		4	4	4
Daeshin ECM Co., Ltd.	182	0.30%		9	9	9
Greencarbon Co., Ltd.	79	0.06%		1	1	1
Sunkoo Co., Ltd.	4	0.10%		2	2	2
Jians Construction Co., Ltd.	13	0.00%		2	2	2
DH trading Co., Ltd.	891	0.04%		178	178	178
Diotech Co., Ltd.	2,186	2.84%		219	219	219
Sangsin Co., Ltd.	29	0.09%		15	15	15
Steel focus Co., Ltd.	154	0.20%		4	4	4

F-
59

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2022 are as follows, continued:

	2021
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Kamada Korea Co., Ltd.	437	0.33%	￦	22	22	22
Fosys Co., Ltd.	19	0.08%		4	4	4
GB precision Co., Ltd.	137	0.57%		1	1	1
Ewon Art Co., Ltd.	185	0.61%		9	9	9
DI Tech Co., Ltd.	3	0.00%		—	—	—
Hans AD Co., Ltd.	33	0.35%		2	2	2
Chaegim Environment Development Co., Ltd.	158	0.01%		3	3	3
Daesung Stain Co., Ltd.	32	0.32%		2	2	2
YSM Co., Ltd.	281	2.07%		14	14	14
Dong In Industry Co., Ltd.	65	0.13%		3	3	3
U&I Co., Ltd.	50	0.22%		5	5	5
World One Co., Ltd.	401	0.58%		10	10	10
Yewon Co., Ltd.	24	0.02%		1	—	—
Seeun P&P Co., Ltd.	163	0.48%		33	33	33
TSNT Co., Ltd.	119	0.00%		24	24	24
Shinsung Tech Co., Ltd.	314	0.01%		16	16	16
JSL Co., Ltd.	51	0.49%		3	3	3
Loft Garden Co., Ltd.	1	0.04%		—	—	—
Handon Co., Ltd.	74	0.25%		11	11	11
GH Tech Co., Ltd.	82	0.22%		3	3	3
Daeo Co., Ltd.	13	0.23%		4	4	4
Bokwang Co., Ltd.	76	0.00%		15	15	15
Samkum Industry Co., Ltd.	201	0.48%		40	40	40
Dyntex Korea Co., Ltd.	75	0.28%		15	15	15
IGSP Co., Ltd.	17,662	0.21%		18	18	18
Mirae Engineering Co., Ltd.	66	0.15%		1	1	1
Mideumeul-juneun-namu Co., Ltd.	119	0.53%		6	6	6
Leagis Co., Ltd.	829	1.38%		66	66	66
Seil Textile Co., Ltd.	16	0.15%		3	3	3
Ilshin Tech Co., Ltd.	36	0.00%		7	7	7
Magtec Co., Ltd.	28	0.00%		6	6	6
Sukwon Co., Ltd.	2,885	0.59%		29	29	29
Hae-sung Metal Co., Ltd.	159	0.17%		3	3	3
White&Clean Foods Co., Ltd.	330	0.00%		3	3	3
Michang Cable Co., Ltd.	861	0.13%		4	4	4
G.M Foods Co., Ltd.	57	0.16%		9	9	9
Wecan Global Inc. Co., Ltd.	165	0.08%		8	8	8
Daeju Steel Co., Ltd.	11	0.20%		1	1	1
Hyundai Glass Co., Ltd.	860	0.83%		43	43	43
MEC Co., Ltd.	16,468	1.17%		41	41	41
Daeyeoneco Co., Ltd.	151	0.00%		15	15	15
Hyesung Cable&Communication Inc.	762	0.39%		38	38	38
Sangjin Co., Ltd.	428	0.35%		21	21	21
Topis Co., Ltd.	246	0.71%		14	14	14
G&L Tech Co., Ltd.	2	0.06%		—	—	—
Cheonhae Co., Ltd.	72	0.00%		2	2	2
Iksan-guwon Co., Ltd.	563	0.00%		11	11	11
Korea Remicon Co., Ltd.	36	0.03%		5	5	5
New Tech Co., Ltd.	23	0.15%		2	2	2
Segeon Co., Ltd.	124	0.00%		4	4	4

F-6
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2022 are as follows, continued:

	2021
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
MS Tech Co., Ltd.	9	0.15%	￦	1	1	1
J.I Steel Co., Ltd.	21	0.00%		2	2	2
HNT Co., Ltd.	172	0.00%		9	9	9
Taejin Co., Ltd.	27	0.08%		3	3	3
Macroad Co., Ltd.	953	0.17%		10	10	10
Jinsung Electronics Co., Ltd.	69	1.41%		14	14	14
Woongjin Energy Co., Ltd.	94	0.00%		9	9	9
Electric Contractors’ Financial Cooperative Co., Ltd.	—	—		38	38	38
Information&Communication Financial Cooperative Co., Ltd.	—	—		15	15	15
Common Computer Co., Ltd.	3,856	1.87%		1,000	1,000	1,000
Fine Powerex Co., Ltd.	72,633	4.92%		1,500	1,500	1,500

				263,904	160,790	160,790

Debt securities
Aron Flying Ship Co., Ltd. (*1)	—	—		500	491	491

			￦	589,194	435,107	435,107

(*1)	The Company used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.

(*2)
The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2021.

F-6
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2022 are as follows, continued:

	2022
	Shares	Ownership		Acquisition cost	Book value	Fair value

				In millions of won
Listed

Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	64,526	64,526
Ssangyong Motor Co., Ltd.	12,205	0.03%		428	107	107
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	0	0
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	34	34
PAN Ocean Co., Ltd.	1,492	0.00%		14	9	9
STX Heavy Industries Co., Ltd.	7,419	0.03%		107	54	54
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	149,503	149,503
Denison Mines Corp.	58,284,000	7.09%		84,134	84,502	84,502
Fission Uranium Corp.	100,000	1.73%		41	75	75
SangSangin Industry Co., Ltd.	5,831	0.01%		38	3	3
Vitzosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	3	3
Vissem electronics, Co., Ltd.	229	0.00%		11	1	1
KC Industry Co., Ltd.	139	0.00%		6	—	—
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,229	1,229
Aone Alform Co., Ltd.	2,672	0.04%		19	10	10

				324,790	300,057	300,057

Unlisted (*1)

Intellectual Discovery Co., Ltd.	200,000	6.00%	￦	5,000	954	954
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.	117	0.07%		29	29	29
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
Altron Jeonju Co., Ltd.	34,846	1.34%		697	5	5
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	3	0.08%		5	5	5
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Co., Ltd.	434	0.01%		4	4	4
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
AJS Co., Ltd.	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	30	30
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	3
Shin-E P&C Co., Ltd.	1,569	0.64%		110	2	2
Ejung Ad Co., Ltd.	132	0.09%		3	3	3
Solvus Co., Ltd.	1,056	0.04%		3	3	3
Myung Co., Ltd.	89	0.05%		2	2	2

F-6
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2022 are as follows, continued:

	2022
	Shares	Ownership		Acquisition cost	Book value	Fair value

				In millions of won

Biwang Industry Co., Ltd	406	0.04%	￦	2	2	2
Young Sung Co., Ltd.	89	0.40%		26	26	26
Yuil Industrial Electronics Co., Ltd.	804	0.32%		15	15	15
Woojin Industry Corporation	3	0.00%		16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	7
Futech Mold Co., Ltd.	274	0.27%		14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%		22	22	22
Morado Co., Ltd.	209	0.04%		2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	2
Kwang Sung Co., Ltd.	610	0.53%		31	31	31
Seen Business and Technology co., Ltd.	29,424	0.73%		148	7	7
Woobang Construction Co., Ltd.	8	0.00%		8	8	8
Shin Pyung Co., Ltd.	6	0.03%		3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	2	2
Najin Steel Co., Ltd.	37	0.06%		5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	5
Elephant & Friends Co., Ltd.	563	0.61%		3	3	3
Mireco Co., Ltd.	109	0.25%		11	11	11
L&K Industry Co., Ltd.	1,615	0.60%		24	24	24
JO Tech Co., Ltd.	1,263	0.62%		25	25	25
Kendae Printing Co., Ltd.	422	0.60%		21	21	21
Dauning Co., Ltd.	231	0.41%		6	6	6
Korea Trecision Co., Ltd.	22	0.45%		5	5	5
Hurim Biocell Co., Ltd.	1,021	0.00%		5	5	5
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	32	32
Beer Yeast Korea Inc.	1,388	0.43%		7	7	7
B CON Co., Ltd.	96	1.16%		6	6	6
Ace Integration Co., Ltd.	105	0.09%		24	24	24
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	5
KyungDong Co., Ltd.	130	0.01%		1	1	1
ChunWon Development Co., Ltd.	193	0.19%		39	39	39
SungLim Industrial Co., Ltd.	29	0.03%		1	1	1
Korea Minerals Co., Ltd.	191	0.05%		134	1	1
HyoDong Development Co., Ltd.	128	0.16%		25	1	1
JoHyun Co., Ltd.	350	1.56%		18	18	18
KC Co., Ltd.	5,107	0.17%		26	26	26
SeongJi Industrial Co.,Ltd.	41	0.05%		1	1	1
Seyang Precision Ind. Co., Ltd.	829	0.23%		41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	1
Sung Kwang Co., Ltd.	23	0.37%		6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%		35	35	35
Force TEC Co., Ltd.	3,501	0.02%		18	18	18
Samsung Tech Co., Ltd.	486	1.28%		97	36	36
Younil Metal Co., Ltd.	41	0.21%		21	21	21
CJ Paradise Co.,Ltd	24	0.02%		12	12	12
Han Young Technology Company Co.,Ltd.	35	0.00%		—	—	—
Ptotronics Co., Ltd.	843	0.42%		84	6	6
NFT Co., Ltd.	136	0.40%		8	8	8
Hyundaitech Co.,Ltd.	1,363	0.87%		27	27	27
Dasan Material Co., Ltd.	29	0.04%		22	22	22
Fish World Co.,Ltd.	47	0.21%		2	2	2

F-6
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2022 are as follows, continued:

	2022
	Shares	Ownership		Acquisition cost	Book value	Fair value

				In millions of won

SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%	￦	6	—	—
Samdo Industry Electric Co.,Ltd.	48	0.02%		1	1	1
Taejung Industries Co.,Ltd.	9,268	0.30%		5	5	5
Shinsei Trading Co., Ltd.	64	0.72%		6	6	6
Dynamic Co., Ltd.	111	0.19%		3	3	3
Green Alchemy Co.,Ltd.	38,202	1.48%		191	17	17
Youone TBM Engineering & Construction Co., Ltd.	615	0.27%		31	31	31
KM Leatech Co., Ltd.	1,648	0.98%		8	8	8
Semist Co.,Ltd.	555	0.80%		3	3	3
Sewon Bus Co.,Ltd	12	0.00%		—	—	—
Enertec Co., Ltd.	7,937	0.19%		44	44	44
Sangji Co., Ltd.	20	0.26%		4	4	4
Bellie Doughnuts Co., Ltd.	169	0.19%		10	10	10
AIRTECH Information communication Co., Ltd	2,379	0.60%		12	12	12
Kiscom Co., Ltd.	1,493	0.04%		1	1	1
Set Holding (*2)	1,100,220	2.50%		229,255	163,580	163,580
Choheung packing Co.,Ltd.	61	0.13%		12	12	12
Jaewoo Co., Ltd.	359	0.24%		11	11	11
Wooyang HC Co., Ltd	1,375	0.01%		159	13	13
TheYeonriji Co., Ltd.	116	0.10%		6	6	6
Flusys Co., Ltd.	9	0.08%		2	2	2
DongSeo Electronics Co., Ltd.	347	0.07%		17	17	17
Daewoo Display Co., Ltd.	177	0.03%		5	5	5
NTS Co., Ltd.	143	0.22%		36	36	36
AID CO., Ltd.	1,212	0.57%		36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%		—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%		100	32	32
Kyung Pyo Industry Co., Ltd.	186	0.76%		19	19	19
Doosung Heavy Industries Co., Ltd.	53	0.06%		5	5	5
Samjoo Hightech Co., Ltd.	522	0.08%		3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%		51	51	51
Shinseung Chemical Industy Co., Ltd.	5	0.01%		60	—	—
KJ Alloy Co., Ltd.	368	0.20%		7	7	7
SM Hi-tech Co., Ltd.	22	0.39%		22	22	22
Puruen Environment Co., Ltd.	967	1.34%		19	19	19
Miretech Co., Ltd.	9,111	0.27%		18	18	18
Sejin Hightech Co., Ltd.	17,980	0.16%		18	18	18
Eun Sung Enterprise Co., Ltd.	1,131	0.72%		17	17	17
Shinyoung Textiles Co., Ltd.	523	1.01%		52	23	23
Ilwoo Steel Co., Ltd.	41	0.28%		17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%		81	34	34
Wongwang Door Corp.	575	1.00%		29	29	29
Mansu Co.,Ltd.	344	0.25%		15	15	15
Eanskorea Co., Ltd.	39	0.05%		2	2	2
Youngdongseafood Co., Ltd.	165	0.33%		8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%		—	—	—
Sungchang Tech Co., Ltd.	159	0.31%		19	19	19
Yuchang Industry Co., Ltd.	90	0.11%		5	5	5
Jeongpum Co., Ltd.	322	0.35%		16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%		55	2	2
Amanex Co., Ltd.	10	0.02%		9	9	9
Dae-A Leisure Co., Ltd.	23	0.00%		4	4	4
Caffe Bene Co.,Ltd.	1,908	0.03%		9	9	9
Shinjin International Corp.	4	0.01%		1	1	1

F-6
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2022 are as follows, continued:

	2022
	Shares	Ownership		Acquisition cost	Book value	Fair value

				In millions of won

Jinhung Packaging Co.,Ltd	4,329	3.02%	￦	22	22	22
Donglim Eng Co., Ltd.	26	0.11%		3	3	3
SIP Co., Ltd.	274	0.55%		7	7	7
Clizen Co., Ltd.	615	0.34%		31	31	31
Daeji Product Co., Ltd.	15	0.05%		1	—	—
SSET Co., Ltd.	181	0.30%		18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%		48	48	48
Dawon Yuhwa Co., Ltd.	506	1.94%		25	25	25
Ogokbaekkwa Co., Ltd.	101	0.12%		1	1	1
Shinwoo Toptech Co., Ltd.	834	0.51%		83	6	6
KMLC Co., Ltd.	281	0.14%		22	22	22
Seinfood Co., Ltd.	13	0.17%		7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%		34	34	34
Kukex Inc.	639	0.05%		3	3	3
Youngshin Plus Co., Ltd.	104	0.12%		5	5	5
Chang won Engineering Co., Ltd.	22	0.00%		4	4	4
Samsung Silup Co., Ltd.	47	0.19%		5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%		6	6	6
IZU KOREA Co., Ltd.	48	0.00%		2	2	2
Dongdo CNP Co., Ltd.	234	0.36%		6	6	6
Dae Bang Industry Co.,Ltd.	115	0.13%		6	6	6
S.I.T. Co.,Ltd	2,213	0.44%		22	22	22
Taejin Hiech Co., Ltd.	78	0.26%		3	3	3
Headone Co.,Ltd.	69	0.12%		7	7	7
E-Won Solutech Co., Ltd.	158	0.16%		40	40	40
KPL Circuit Co., Ltd.	283	0.08%		14	14	14
Road Solar Co., Ltd.	12	0.00%		—	—	—
Han Mi Flexible Co.,Ltd.	143	0.20%		43	43	43
Millennium PNT Co., Ltd.	227	0.37%		6	6	6
GN Chem Co., Ltd.	40	0.07%		1	1	1
Dae Myung Co., Ltd.	114	0.08%		3	3	3
Nanomicart Co., Ltd.	176	1.06%		35	35	35
Young San Heavy Industries Co., Ltd.	74	0.11%		7	7	7
Samchungwon Co., Ltd.	15	0.24%		2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%		27	27	27
Nanomic Co., Ltd.	94	0.63%		38	38	38
Samsung Nonferrous Metal Co., Ltd.	89	0.26%		9	9	9
Daewha Fuel Pump Ind., Ltd.	83	0.05%		10	10	10
Addies Direct Co., Ltd.	1	0.00%		—	—	—
WorldCnM Inc.	131	1.09%		10	10	10
Superone Co., Ltd.	1,585	1.45%		8	8	8
Buyoung Panji Co., Ltd.	478	0.44%		12	12	12
International Paint Korea Co., Ltd.	111	0.48%		11	11	11
EI Lighting Co., Ltd.	358	0.36%		18	18	18
Hightech Mnp Co., Ltd.	123	0.35%		6	6	6
Yooseung Co., Ltd.	10	0.08%		1	1	1
Sungkwang Co., Ltd.	48	0.35%		2	2	2
Taeyang gasteel Co., Ltd.	8	0.02%		1	1	1
Ajin KSB Co., Ltd.	204	0.31%		18	18	18
Sewon Ceramic Co., Ltd.	530	1.01%		5	5	5
Choyang Tech Co., Ltd.	465	1.01%		23	23	23
TK Co., Ltd.	307	0.70%		15	15	15
Arari Co., Ltd.	14	0.05%		1	1	1

F-6
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2022 are as follows, continued:

	2022
	Shares	Ownership		Acquisition cost	Book value	Fair value

				In millions of won

C&S Corporation Co., Ltd.	1,304	0.01%	￦	13	13	13
Global The One of Korea Co., Ltd.	62	0.06%		3	3	3
Steellife Co., Ltd.	85	0.06%		4	4	4
D&C Castech Co., Ltd.	330	1.89%		25	25	25
Geumhan Co., Ltd.	498	0.24%		7	7	7
Mokgan Co., Ltd.	5	0.02%		1	1	1
Wenex Co., Ltd.	373	0.53%		19	19	19
Sulim Co., Ltd.	30	0.20%		6	6	6
Shinkwang Engineering	24	0.36%		2	2	2
Ek Cookware Co., Ltd.	60	0.04%		1	1	1
KTTW Co., Ltd.	28	0.05%		2	2	2
Avajar Co., Ltd.	1,061	0.01%		1	1	1
Woosung I.B. Co.,Ltd	7,071	0.07%		14	14	14
CAP Korea Co., Ltd.	16	0.30%		3	3	3
MSM Co., Ltd.	25	0.08%		—	—	—
Ddpopstyle Co., Ltd.	22	0.14%		1	1	1
Finemetal Co., Ltd.	49	0.08%		1	1	1
Sungkyeong Co., Ltd.	52	0.24%		2	2	2
RMK Co., Ltd.	63	0.90%		22	22	22
Newko Co., Ltd.	331	0.06%		10	10	10
Dongsung Mulsan Co., Ltd.	137	0.34%		14	14	14
Pizzakorea Co., Ltd.	42	0.18%		9	9	9
Geumdani Co., Ltd.	2,377	1.82%		36	36	36
Mezzanine I-pack Co., Ltd.	38	0.02%		1	1	1
Ltop Co., Ltd.	36	0.06%		7	7	7
Simile Aluminium Co., Ltd.	428	0.31%		9	9	9
GT Tooling Co., Ltd.	604	0.17%		6	6	6
Team Korea Co., Ltd.	4,782	0.37%		24	24	24
Donghwa TCA Co., Ltd.	1,012	0.30%		25	25	25
Hankook Piaget Co., Ltd.	4	0.01%		1	1	1
Coco Food Co., Ltd.	648	1.24%		33	33	33
Woori Industry Co., Ltd.	102	1.05%		21	21	21
Ssangyong Youngweol Plant Service&Engineering Co., Ltd.	83	0.07%		4	1	1
SH Co., Ltd.	39	0.20%		8	8	8
Daeyoung Co., Ltd.	75	0.01%		8	8	8
Chandown Food Co., Ltd.	46	0.14%		9	9	9
Getron Co., Ltd.	7,259	0.20%		37	4	4
Jungmun Co., Ltd.	19	0.26%		2	2	2
Andong Trading Corporation Co., Ltd.	42	0.00%		2	2	2
JM Tech Co., Ltd.	403	0.67%		82	10	10
SGC Energy Co., Ltd.	580,000	5.00%		2,900	7,856	7,856
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	4.30%		1,500	2,016	2,016
H Robotics Co., Ltd.	903,601	8.05%		4,000	5,638	5,638
Good Tcells Co., Ltd.	11,364	0.34%		500	347	347
IPS Bio Co., Ltd.	1,975	3.13%		1,000	843	843
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000

F-6
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2022 are as follows, continued:

	2022
	Shares	Ownership		Acquisition cost	Book value	Fair value

				In millions of won

Choigang-gujo Co., Ltd.	61	0.45%	￦	6	1	1
Youngheung Industry Co., Ltd.	101	0.05%		5	1	1
Hosungsteel Co., Ltd.	323	0.26%		14	3	3
Uktae IND. Co., Ltd.	140	0.12%		7	1	1
JFC Co., Ltd.	16	0.01%		2	2	2
Hyundai Tech Co., Ltd.	28	0.69%		10	10	10
Daeil Co., Ltd.	301	0.42%		15	2	2
Seohan Food Co., Ltd.	83	0.19%		2	2	2
Daehyeon Recycle Co., Ltd.	59	0.61%		12	12	12
Metal Link Inc. Co., Ltd.	709	0.17%		35	4	4
Pipetec Korea Co., Ltd.	50	0.07%		10	1	1
SungJin Tech Co., Ltd.	803	1.20%		24	8	8
Yujin E&C Co., Ltd.	29	0.18%		6	—	—
Daishin Logistics Co., Ltd.	13	0.09%		1	1	1
JinSung Engineering Co., Ltd.	18	0.30%		18	18	18
Yongho Industry Co., Ltd.	157	0.22%		32	1	1
Wow tech Co., Ltd.	369	0.75%		11	11	11
World Power Tech Co., Ltd.	16	0.28%		24	24	24
PBM Auto Co., Ltd.	1,001	1.06%		10	10	10
K2 Motors Co., Ltd.	54	0.28%		1	1	1
CL Tech Co., Ltd.	801	2.25%		40	40	40
Mirae Industry Co., Ltd.	39	0.04%		6	6	6
Gentak Korea Co., Ltd.	301	0.31%		8	8	8
Sungjin Chemical Co., Ltd.	118	0.36%		4	4	4
LMAT Co., Ltd.	198	0.04%		20	20	20
Poong Lim Industrial Co., Ltd.	25	0.00%		38	38	38
Dae Sung GeoTech Co., Ltd.	631	1.28%		32	32	32
Saeheemang Co., Ltd.	756	0.60%		15	15	15
Hakbong Precision Co., Ltd.	1,460	1.18%		15	15	15
Vornech Co., Ltd.	431	0.37%		11	2	2
Woojin Formtech Co., Ltd.	76	0.08%		8	1	1
Korea Engineer Manufacturing Co., Ltd.	114	0.26%		6	1	1
Sinwa J&K Co., Ltd.	476	0.28%		5	5	5
Owon E&G Co., Ltd.	132	0.20%		4	4	4
Guseong Co., Ltd.	141	0.20%		3	3	3
Irefarm Co., Ltd.	45	0.30%		3	3	3
Nam-hae E&C Co., Ltd.	117	0.10%		2	2	2
Haenarae Agricultural Corp.	15	0.03%		2	2	2
DECO&E Co., Ltd.	1,261	0.00%		2	2	2
Design Beyond Co., Ltd.	17	0.19%		2	2	2
LBK Co., Ltd.	8	0.05%		1	1	1
Duckwon industrial Co., Ltd.	32	0.43%		13	13	13
ASPT Co., Ltd.	64	0.82%		19	19	19
SIMA Co., Ltd.	29	0.05%		3	3	3

F-6
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2022 are as follows, continued:

	2022
	Shares	Ownership		Acquisition cost	Book value	Fair value

				In millions of won

Jingkang Resources Co., Ltd.	90	1.57%	￦	13	13	13
Eslin Co., Ltd.	39	0.14%		8	8	8
Shinwon Co., Ltd.	275	0.42%		19	19	19
CIC Tech Co., Ltd.	96	0.54%		10	10	10
Orano Expansion	5,742,405	4.72%		—	—	—
Fourever Co., Ltd.	44	0.10%		4	4	4
Myungil Metal Co., Ltd.	80	0.10%		4	4	4
Daeshin ECM Co., Ltd.	182	0.30%		9	9	9
Greencarbon Co., Ltd.	79	0.06%		1	1	1
Sunkoo Co., Ltd.	4	0.10%		2	2	2
Jians Construction Co., Ltd.	45	0.01%		2	4	4
DH trading Co., Ltd.	891	0.04%		178	—	—
Sangsin Co., Ltd.	29	0.09%		15	15	15
Steel focus Co., Ltd.	154	0.20%		4	4	4
Kamada Korea Co., Ltd.	437	0.33%		22	22	22
Fosys Co., Ltd.	19	0.08%		4	4	4
GB precision Co., Ltd.	137	0.57%		1	1	1
Ewon Art Co., Ltd.	185	0.61%		9	9	9
DI Tech Co., Ltd.	3	0.00%		—	—	—
Hans AD Co., Ltd.	33	0.35%		2	2	2
Chaegim Environment Development Co., Ltd.	158	0.01%		3	3	3
Daesung Stain Co., Ltd.	32	0.32%		2	2	2
YSM Co., Ltd.	281	2.07%		14	14	14
Dong In Industry Co., Ltd.	65	0.13%		3	3	3
U&I Co., Ltd.	50	0.22%		5	5	5
World One Co., Ltd.	401	0.58%		10	10	10
Yewon Co., Ltd.	24	0.02%		1	—	—
TSNT Co., Ltd.	119	0.00%		24	24	24
Shinsung Tech Co., Ltd.	314	0.01%		16	16	16
JSL Co., Ltd.	51	0.49%		3	3	3
Loft Garden Co., Ltd.	1	0.04%		—	—	—
Handon Co., Ltd.	74	0.25%		11	11	11
GH Tech Co., Ltd.	82	0.22%		3	3	3
Daeo Co., Ltd.	13	0.23%		4	4	4
Bokwang Co., Ltd.	76	0.00%		15	15	15
Samkum Industry Co., Ltd.	201	0.48%		40	40	40
Dyntex Korea Co., Ltd.	75	0.28%		15	15	15
Mirae Engineering Co., Ltd.	66	0.15%		1	1	1
Mideumeul-juneun-namu Co., Ltd.	119	0.53%		6	6	6
Seil Textile Co., Ltd.	16	0.15%		3	3	3
Ilshin Tech Co., Ltd.	36	0.00%		7	7	7
Magtec Co., Ltd.	28	0.00%		6	6	6
Sukwon Co., Ltd.	2,885	0.59%		29	29	29
Hae-sung Metal Co., Ltd.	159	0.17%		3	3	3
White&Clean Foods Co., Ltd.	330	0.00%		3	3	3
Michang Cable Co., Ltd.	1,096	0.26%		16	16	16
G.M Foods Co., Ltd.	57	0.16%		9	9	9
Wecan Global Inc. Co., Ltd.	165	0.08%		8	8	8
Daeju Steel Co., Ltd.	11	0.20%		1	1	1
Hyundai Glass Co., Ltd.	860	0.83%		43	43	43
MEC Co., Ltd.	16,468	1.17%		41	41	41
Daeyeoneco Co., Ltd.	151	0.00%		15	15	15
Hyesung Cable&Communication Inc.	762	0.39%		38	38	38

F-6
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2022 are as follows, continued:

	2022
	Shares	Ownership		Acquisition cost	Book value	Fair value

				In millions of won

Sangjin Co., Ltd.	428	0.35%	￦	21	21	21
Topis Co., Ltd.	246	0.71%		14	14	14
G&L Tech Co., Ltd.	2	0.06%		—	—	—
Cheonhae Co., Ltd.	72	0.00%		2	2	2
Iksan-guwon Co., Ltd.	563	0.00%		11	11	11
Korea Remicon Co., Ltd.	36	0.03%		5	5	5
New Tech Co., Ltd.	23	0.15%		2	2	2
Segeon Co., Ltd.	124	0.00%		4	4	4

MS Tech Co., Ltd.	9	0.15%		1	1	1
J.I Steel Co., Ltd.	21	0.00%		2	2	2
HNT Co., Ltd.	172	0.00%		9	9	9
Taejin Co., Ltd.	27	0.08%		3	3	3
Macroad Co., Ltd.	953	0.17%		10	10	10
Woongjin Energy Co., Ltd.	94	0.00%		9	9	9
Electric Contractors’ Financial Cooperative Co., Ltd.	—	—		39	39	39
Information&Communication Financial Cooperative Co., Ltd.	—	—		15	15	15
Common Computer Co., Ltd.	3,856	1.87%		1,000	1,000	1,000
Fine Powerex Co., Ltd.	72,633	4.92%		1,500	1,500	1,500
Eunsung Industrial Co., Ltd.	3	0.03%		1	1	1
KPE Co., Ltd	51	0.19%		13	13	13
Dongbangfarms Co., Ltd	904	0.55%		41	5	5
Sungdo Pack Co., Ltd	15	0.06%		1	1	1
Coffeenie Co., Ltd	2	0.00%		1	1	1
Medi Pharma Plan Co., Ltd	1,075	0.26%		108	8	8
Woori Ascon Co., Ltd	25	0.34%		10	10	10
Dong Shin Hydraulies Co., Ltd	9,460	0.14%		47	47	47
Cheonwoo E.P.S Co., Ltd	371	1.10%		19	19	19
Koa Tech Co., Ltd	1,244	0.77%		12	12	12
Jinwoo Textile Co., Ltd	91	0.68%		9	9	9
SKE Cable Co., Ltd	120	0.08%		6	6	6
Hi Korea Co., Ltd	1,845	1.94%		185	185	185
Daeheung Engineering Co., Ltd	65	0.01%		1	1	1
Etapol Co., Ltd	1,361	0.54%		41	41	41
Yoongwon International Co., Ltd	157	1.47%		31	31	31
Avoh Ceramic&Bath Co., Ltd	173	0.14%		3	3	3
Dongyang R.P.F. Industrial Co., Ltd	59	0.03%		2	2	2
Yuil Engineering Co., Ltd	14	0.03%		1	1	1
Taesan Co., Ltd	146	0.69%		35	35	35
Jico Co., Ltd	10,581	0.01%		26	26	26
K Shipbuilding Co., Ltd.	8,622	0.25%		1,078	1,078	1,078
Seokjin E&T Co., Ltd.	81	0.06%		8	8	8
Agencore Co., Ltd	104,350	5.67%		1,200	1,200	1,200
SamHong Machinery. EMC Co., Ltd	476,192	19.23%		5,000	5,000	5,000
Thermo Tec Co., Ltd	446	0.03%		4	4	4
DaeYang Hydro Co., Ltd	6	0.02%		1	1	1
SangMoo Steel Co., Ltd	24	0.04%		2	2	2
Jungin Distribution Co., Ltd	17	0.00%		3	3	3
TheSun Co., Ltd	77	0.06%		1	1	1
Daedong Co., Ltd	176	0.33%		18	18	18
Daewoong and Technology Co., Ltd	423	1.14%		42	42	42
Ebadom Co., Ltd	361	0.21%		58	58	58
ChoungHwa Precise Co., Ltd	428	0.08%		43	4	4

F-
69

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2021 and 2022 are as follows, continued:

	2022
	Shares	Ownership		Acquisition cost	Book value	Fair value

				In millions of won

Snopa Co., Ltd	458	0.01%	￦	5	5	5
Aloha Factory Co., Ltd	2,970	3.61%		1,000	1,000	1,000
Dailyshot Co., Ltd	339	1.85%		1,001	1,001	1,001
Mediquitous Co., Ltd	5,080	0.69%		1,250	1,250	1,250
SKD Korea Co., Ltd.	40	0.28%		20	20	20
Samhyup Co., Ltd	376	0.91%		38	38	38
Gogang Aluminum Co., Ltd	828	1.52%		41	41	41
Taekwang Paper Board Co., Ltd	133	0.49%		23	23	23
NY Tech Co., Ltd	33	0.15%		2	2	2
Sekwang Precision Co., Ltd	394	0.84%		79	79	79
Dongbang Metal Co., Ltd	1,985	0.32%		20	20	20
Samwang Co., Ltd	170	0.25%		17	17	17
Yurim CNF Co., Ltd	15	0.23%		2	2	2
Guseul Co., Ltd	89	0.23%		9	9	9
Gaone International Co., Ltd	54	0.29%		14	14	14
Daekwang Forging Co., Ltd	1,298	1.99%		130	130	130
Dongyang Pratech Co., Ltd	265	1.21%		29	29	29
Samjin Placo Co., Ltd	661	0.52%		33	33	33
MS Steel Industrial Co., Ltd	167	0.40%		8	8	8
STS Global Co., Ltd	9	0.04%		1	1	1
Y Tech Co., Ltd	855	0.65%		34	34	34
CK Industry Co., Ltd	4,178	7.54%		167	167	167
J&J Tech Co.	14	0.22%		1	1	1
Shield Board Co., Ltd	165	0.15%		3	3	3
SFC International Co., Ltd	11	0.01%		1	1	1
Korea Ocean Machinery & Technology Co.,Ltd.	763	0.45%		76	76	76
Hana ITM Inc.	8,443	0.70%		84	84	84
Jeuvis Co., Ltd	191	0.30%		2	2	2
JBM Co., Ltd	662	0.34%		20	20	20
Jungwoo Metal Solution Co., Ltd	27	0.08%		2	2	2
MS Precision Co., Ltd	220	0.16%		22	22	22
YM Tech Co., Ltd	2	0.01%		1	1	1
C&C ENG Co., Ltd	439	1.59%		22	22	22
Minjin Co., Ltd	24	0.01%		1	1	1
Daejoo E&G Co., Ltd	133	0.00%		27	27	27
Taeyoung Precision Co., Ltd	31	0.22%		1	1	1
Shin Heung Precision Co., Ltd	93	4.63%		4	4	4
TaeGwang P&C Co., Ltd	530	0.90%		13	13	13
KyeongGwang Tech Co.,Ltd	244	1.04%		7	7	7

				269,065	202,243	202,243

Debt securities
Aron Flying Ship Co., Ltd. (*1)	—	—		500	529	529

			￦	594,355	502,829	502,829

(*1)	The Company used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.

(*2)
The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2022.

F-7
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

11.	Financial Assets at Amortized Cost
Financial assets at amortized cost as of December 31, 2021 and 2022 are as follows:

		2021
		Financial assets at amortized cost	Book value

		In millions of won
Government bonds	￦	1,308	1,308
Others		23,965	23,965

	￦	25,273	25,273

Current	￦	15,422	15,422
Non-current		9,851	9,851

		2022
		Financial assets at amortized cost	Book value

		In millions of won
Government bonds	￦	1,920	1,920
Others		25,078	25,078

	￦	26,998	26,998

Current	￦	16,762	16,762
Non-current		10,236	10,236

F-7
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

12.	Derivatives

(1)	Derivatives as of December 31, 2021 and 2022 are as follows:

		2021		2022
		Current	Non-current	Current	Non-current

		In millions of won
Derivative assets
Currency forward	￦	559	6,899	648	17,432
Currency swap		125,877	506,957	236,470	589,300
—Trading		92,313	335,765	102,080	410,540
—Hedging		33,564	171,192	134,390	178,760
Interest rate swap		502	6,980	52,485	81,188
—Trading		502	6,980	52,485	81,188
—Hedging		—	—	—	—
Others (*3)		—	9	—	40,501

	￦	126,938	520,845	289,603	728,421

Derivative liabilities
Currency forward	￦	301	—	32,660	—
Currency swap		4,446	16,708	6,319	328,995
—Trading		4,446	15,576	6,319	302,415
—Hedging		—	1,132	—	26,580
Interest rate swap		2,544	28,138	—	2,735
—Trading		174	2,829	—	2,735
—Hedging		2,370	25,309	—	—
Others (*1,2,3)		—	25,894	6,015	56,027

	￦	7,291	70,740	44,994	387,757

(*1)
The Company has an obligation to settle the convertible preferred stock to financial investors pursuant to the settlement contract with Samcheok Eco Materials Co., Ltd. and the fair value of the obligation is recorded in ‘Others’(See note 47).

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

F-7
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2022 are as follows:

Counterparty	Contract date	Maturity date		Contract amounts			Contract exchange rate (in won)
				Pay	Receive

	In millions of won and thousands of foreign currencies except contract exchange rate information
Busan Bank	2022.12.08	2023.01.09	￦	9,237	USD 7,000	￦	1,319.50
Woori Bank	2022.12.09	2023.01.06		13,165	USD 10,000		1,316.45
Nonghyup Bank	2022.12.13	2023.01.10		10,430	USD 8,000		1,303.80
Kookmin Bank	2022.12.15	2023.01.16		12,988	USD 10,000		1,298.84
Hana Bank	2022.12.15	2023.01.17		28,632	USD 22,000		1,301.45
Standard Chartered	2022.12.16	2023.01.18		26,141	USD 20,000		1,307.05
Mizuho Bank	2022.12.16	2023.01.19		26,096	USD 20,000		1,304.80
JP Morgan	2022.12.19	2023.01.20		26,080	USD 20,000		1,304.00
Korea Development Bank	2022.12.19	2023.01.26		26,010	USD 20,000		1,300.50
Kookmin Bank	2022.12.19	2023.01.27		25,959	USD 20,000		1,297.93
Busan Bank	2022.12.21	2023.01.25		12,853	USD 10,000		1,285.25
Nonghyup Bank	2022.12.21	2023.01.26		14,134	USD 11,000		1,284.90
Hana Bank	2022.12.27	2023.01.30		18,992	USD 15,000		1,266.15
Standard Chartered	2022.12.28	2023.01.31		15,216	USD 12,000		1,268.00
Morgan Stanley	2022.12.28	2023.02.01		15,205	USD 12,000		1,267.10
Kookmin Bank	2022.12.29	2023.02.02		20,247	USD 16,000		1,265.44
Mizuho Bank	2022.12.29	2023.02.03		20,255	USD 16,000		1,265.95
Kookmin Bank	2022.12.30	2023.02.28		15,128	USD 12,000		1,260.70
Hana Bank	2022.12.06	2023.01.06		13,091	USD 10,000		1,309.05
Mizuho Bank	2022.12.15	2023.01.13		26,001	USD 20,000		1,300.07
MUFG	2022.12.19	2023.01.20		52,054	USD 40,000		1,301.35
MUFG	2022.12.20	2023.01.13		25,952	USD 20,000		1,297.60
MUFG	2022.12.29	2023.01.27		45,605	USD 36,000		1,266.80
Shinhan Bank	2022.11.03	2023.01.09		7,085	USD 5,000		1,417.00
JP Morgan	2022.11.07	2023.01.13		14,012	USD 10,000		1,401.20
JP Morgan	2022.11.25	2023.01.20		6,611	USD 5,000		1,322.10
JP Morgan	2022.12.29	2023.01.05		38,040	USD 30,000		1,268.00
Standard Chartered	2022.12.29	2023.01.05		25,358	USD 20,000		1,267.90
Mizuho Bank	2022.11.09	2023.01.06		13,681	USD 10,000		1,368.10
Nonghyup Bank	2022.12.27	2023.01.16		6,334	USD 5,000		1,266.70
Mizuho Bank	2022.11.11	2023.01.30		5,207	USD 3,842		1,355.05
Mizuho Bank	2022.11.11	2023.01.30		34,001	USD 25,000		1,360.05
Nonghyup Bank	2022.12.21	2023.02.23		3,603	USD 2,806		1,283.70
SMBC	2022.11.30	2023.01.20		USD 10,000	13,153		1,315.30
SMBC	2022.11.30	2023.02.16		USD 15,000	19,783		1,318.85
SMBC	2022.12.26	2023.03.23		USD 8,000	10,173		1,271.60
SMBC	2022.12.29	2023.03.28		USD 15,000	18,933		1,262.20
SMBC	2022.12.29	2023.06.13		USD 15,000	18,872		1,258.10
MUFG	2022.11.25	2023.02.08		13,175	USD 10,000		1,317.50
MUFG	2022.12.12	2023.02.27		33,947	USD 26,000		1,305.64
MUFG	2022.11.24	2023.01.30		13,234	USD 10,000		1,323.40
JP Morgan	2022.11.24	2023.01.30		13,830	USD 10,406		1,329.05
JP Morgan	2022.11.30	2023.01.17		13,163	USD 10,000		1,316.30
HSBC	2022.11.09	2023.01.30		42,627	USD 31,000		1,375.05

F-7
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2022 are as follows, continued:

Counterparty	Contract date	Maturity date		Contract amounts			Contract exchange rate (in won)
				Pay	Receive

	In millions of won and thousands of foreign currencies except contract exchange rate information
HSBC	2020.10.19	2024.10.29	￦	140,913	USD 125,000	￦	1,127.30
Busan Bank	2022.10.25	2023.01.13		13,039	USD 9,090		1,434.50
MUFG	2022.10.25	2023.01.13		1,433	USD 1,000		1,433.18
Woori Bank	2022.11.08	2023.02.03		12,332	USD 8,918		1,382.80
Shinhan Bank	2022.11.09	2023.03.03		13,605	USD 10,000		1,360.50
MUFG	2022.11.10	2023.03.03		20,464	USD 15,000		1,364.27
Standard Chartered	2022.11.24	2023.04.07		17,612	USD 13,214		1,332.80
Standard Chartered	2022.12.01	2023.05.12		12,932	USD 10,000		1,293.20
Standard Chartered	2022.12.05	2023.05.12		3,121	USD 2,425		1,286.90
Woori Bank	2022.12.08	2023.05.12		13,145	USD 10,000		1,314.50
HSBC	2022.12.12	2023.06.09		19,482	USD 15,000		1,298.80
Busan Bank	2022.12.12	2023.06.09		19,479	USD 15,000		1,298.60
MUFG	2022.12.15	2023.06.09		19,386	USD 15,000		1,292.41
Shinhan Bank	2022.12.15	2023.06.09		19,397	USD 15,000		1,293.10
Standard Chartered	2022.12.15	2023.06.09		19,397	USD 15,000		1,293.10
HSBC	2022.12.22	2023.06.09		12,695	USD 10,000		1,269.45
Shinhan Bank	2022.12.22	2023.06.09		12,671	USD 10,000		1,267.10

F-7
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of December 31, 2022 are as follows:

	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won, USD)
Counterparty			Pay	Receive	Pay	Receive

	In millions of won and thousands of foreign currencies except contract exchange rate information
Standard Chartered	2014~2029	￦	102,470	USD 100,000	3.14%	3.57%	￦	1,024.70
Societe Generale	2014~2024		105,017	USD 100,000	4.92%	5.13%		1,050.17
Hana Bank	2015~2024		107,970	USD 100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD 86,920	4.85%	5.13%		1,083.97
Woori Bank	2019~2027		21,708	USD 19,417	5.04%	6.75%		1,118.00
Woori Bank	2019~2024		296,000	USD 250,000	1.21%	2.50%		1,184.00
Korea Development Bank	2019~2024		177,600	USD 150,000	1.24%	2.50%		1,184.00
Hana Bank	2019~2024		118,400	USD 100,000	1.24%	2.50%		1,184.00
Woori Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Korea Development Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2025		120,660	USD 100,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2026		76,355	USD 70,445	5.83%	6.00%		1,083.90
Woori Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Korea Development Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2022~2025		385,800	USD 300,000	3.11%	3.63%		1,286.00
Woori Bank	2022~2025		257,200	USD 200,000	3.12%	3.63%		1,286.00
JP Morgan	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Woori Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Kookmin Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Korea Development Bank	2022~2026		283,820	USD 200,000	4.67%	5.38%		1,419.10
Hana Bank	2022~2026		141,910	USD 100,000	4.68%	5.38%		1,419.10
JP Morgan	2022~2026		141,910	USD 100,000	4.69%	5.38%		1,419.10
Woori Bank	2022~2026		141,910	USD 100,000	4.69%	5.38%		1,419.10
Korea Development Bank	2022~2028		283,820	USD 200,000	5.12%	5.50%		1,419.10
Woori Bank	2022~2028		141,910	USD 100,000	5.13%	5.50%		1,419.10
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD 100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD 850,000	2.66%	3.35%		135.75
Korea Development Bank	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
Woori Bank	2018~2023		170,280	USD 150,000	2.18%	3.75%		1,135.20
Hana Bank	2018~2023		113,520	USD 100,000	2.17%	3.75%		1,135.20
Shinhan Bank	2018~2023		227,040	USD 200,000	2.17%	3.75%		1,135.20
Korea Citi Bank	2019~2024		239,956	CHF 200,000	1.44%	0.00%		1,199.78
Korea Development Bank	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
Woori Bank	2021~2026		222,800	USD 200,000	0.93%	1.25%		1,114.00
Shinhan Bank	2021~2026		111,400	USD 100,000	0.92%	1.25%		1,114.00
Korea Development Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
Nonghyup Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00

F-7
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of December 31, 2022 are as follows, continued:

	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won, USD)
Counterparty			Pay	Receive	Pay	Receive

	In millions of won and thousands of foreign currencies except contract exchange rate information
Woori Bank	2022~2027	￦	262,000	USD 200,000	3.62%	4.25%	￦	1,310.00
Export-Import Bank of Korea	2022~2027		131,000	USD 100,000	3.63%	4.25%		1,310.00
Kookmin Bank	2022~2027		131,000	USD 100,000	3.62%	4.25%		1,310.00
Hana Bank	2022~2027		131,000	USD 100,000	3.61%	4.25%		1,310.00
Korea Development Bank	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2032		349,829	HKD 1,935,000	4.87%	5.16%		180.79
JP Morgan	2022~2032		75,194	HKD 415,000	5.00%	5.16%		181.19
HSBC	2019~2024		USD 205,500	AUD 300,000	3M Libor + 0.78%	3M BBSW + 0.97%		USD 0.69

F-7
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of December 31, 2022 are as follows:

Counterparty	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won)
			Pay	Receive	Pay	Receive

	In millions of won and thousands of foreign currencies except contract exchange rate information
Kookmin Bank	2020~2025	￦	118,780	USD 100,000	1.29%	2.13%	￦	1,187.80
Shinhan Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Hana Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Korea Development Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Hana Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Woori Bank	2020~2026		118,910	USD 100,000	0.62%	1.00%		1,189.10
Nomura	2017~2037		52,457	EUR 40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK 450,000	2.62%	2.36%		132.05
Kookmin Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Hana Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
Woori Bank	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
JP Morgan	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
Korea Development Bank	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
BNP Paribas	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Kookmin Bank	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Korea Development Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Woori Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Kookmin Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Woori Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Shinhan Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Hana Bank	2021~2026		55,150	USD 50,000	0.48%	0.75%		1,103.00
Korea Development Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Woori Bank	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
Credit Agricole	2018~2023		112,890	USD 100,000	2.26%	3.88%		1,128.90
Hana Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Kookmin Bank	2018~2023		56,445	USD 50,000	2.26%	3.88%		1,128.90
Woori Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Hana Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Korea Development Bank	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80
JP Morgan	2022~2025		126,180	USD 100,000	2.80%	3.60%		1,261.80
Hana Bank	2022~2025		126,180	USD 100,000	2.80%	3.60%		1,261.80
Korea Development Bank	2022~2025		252,360	USD 200,000	2.83%	3.60%		1,261.80
Woori Bank	2022~2025		126,180	USD 100,000	2.85%	3.60%		1,261.80

F-7
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of December 31, 2022 are as follows:

Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay	Receive
		In millions of won
Nomura (*1)	2018~2038	30,000	2.56%	3.75%
Hana Bank	2018~2023	200,000	2.15%	3M CD + 0.19%
Hana Bank	2018~2023	200,000	2.17%	3M CD + 0.19%
Hana Bank	2018~2023	150,000	2.03%	3M CD + 0.21%
Hana Bank	2019~2024	200,000	1.87%	3M CD + 0.13%
Shinhan Bank	2021~2025	100,000	2.32%	3M CD + 0.43%
Hana Bank	2022~2027	200,000	3.02%	3M CD + 0.61%
Hana Bank	2022~2027	200,000	3.04%	3M CD + 0.58%
Hana Bank	2022~2027	250,000	3.38%	3M CD + 0.59%
Nomura	2022~2027	200,000	3.55%	3M CD + 0.60%
Shinhan Bank	2022~2027	150,000	3.53%	3M CD + 0.55%
Hana Bank	2022~2027	200,000	3.70%	3M CD + 0.59%
Nomura	2022~2027	300,000	3.89%	3M CD + 0.67%
Hana Bank	2022~2027	200,000	3.93%	3M CD + 0.67%
Nomura	2022~2027	200,000	3.80%	3M CD + 0.68%
Nomura	2022~2027	300,000	4.04%	3M CD + 0.60%
Hana Bank	2022~2027	100,000	4.68%	3M CD + 1.04%
Hana Bank	2022~2027	100,000	5.45%	3M CD + 1.20%
Nomura	2017~2032	52,457	3M Libor + 2.22%	2.60%
Nomura	2017~2032	59,423	3M Libor + 2.24%	2.62%
Nomura (*2)	2021~2041	30,000	1.84%	2.60%
Nomura (*3)	2021~2041	50,000	1.87%	2.38%
ANZ	2022 - 2025	AUD 540	0.48%	3.33%
DBS Bank	2022 - 2025	AUD 540	0.48%	3.33%
Societe Generale	2022 - 2025	AUD 540	0.48%	3.28%

(*1)
2.56% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CD + 0.10% is applied thereafter. Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.

(*2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.

(*3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.

(6)	Interest rate swap contracts which are designated as hedging instruments as of December 31, 2022 are as follows:

Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay	Receive
		In thousands of USD
Export-Import Bank of Korea	2015~2031	USD 15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD 7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD 7,861	2.67%	6M USD Libor
BNP Paribas	2009~2027	USD 51,891	4.16%	6M USD Libor
KFW	2009~2027	USD 51,891	4.16%	6M USD Libor
Export-Import Bank of Korea	2016~2036	USD 66,124	3.00%	6M USD Libor

F-7
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

12.	Derivatives, Continued

(7)
Gain and loss on valuation and transaction of derivatives for the years ended December 31, 2020, 2021 and 2022 are as follows and included in finance income and expenses in the consolidated statements of comprehensive income (loss):

		Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)			Other comprehensive income (loss) (*)
		2020	2021	2022	2020	2021	2022	2020	2021	2022

		In millions of won
Currency forward	￦	(40,590)	33,066	(20,570)	(17,911)	33,032	(2,710)	—	—	—
Currency swap		(406,607)	787,264	155,937	93,557	61,353	234,195	105,642	(59,108)	(102,969)
- Trading		(108,090)	420,551	(77,618)	16,661	16,265	104,572	—	—	—
- Hedging		(298,517)	366,713	233,555	76,896	45,088	129,623	105,642	(59,108)	(102,969)
Interest rate swap		(1,845)	18,123	66,341	(10,253)	(10,303)	(6,800)	5,578	18,648	37,917
- Trading		(309)	18,123	66,341	(11,975)	(10,303)	(6,800)	—	—	—
- Hedging		(1,536)	—	—	1,722	—	—	5,578	18,648	37,917
Other derivatives		(6,673)	(15,459)	22,510	—	—	—	—	—	—

	￦	(455,715)	822,994	224,218	65,393	84,082	224,685	111,220	(40,460)	(65,052)

(*)	For the year ended December 31, 2022, the net loss on valuation of derivatives applying cash flow hedge accounting of ￦24,415 million, net of tax, is included in other comprehensive income (loss).
13.	Other Financial Assets

(1)	Other financial assets as of December 31, 2021 and 2022 are as follows:

			2021		2022
			Current	Non-current	Current	Non-current
			In millions of won
Loans	￦		88,406	903,397	132,890	968,468
Less: Allowance for doubtful accounts			(10)	(52,667)	(13)	(54,824)
Less: Present value discount			(807)	(29,248)	(816)	(32,334)

			87,589	821,482	132,061	881,310

Long-term / short-term financial instruments			1,278,014	450,494	666,758	686,322

		￦	1,365,603	1,271,976	798,819	1,567,632

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

13.	Other Financial Assets, Continued

(2)	Loans as of December 31, 2021 and 2022 are as follows:

		2021
		Face value	Allowance for doubtful accounts	Present value discount	Carrying value
		In millions of won
Short-term loans
Loans for tuition	￦	28,975	—	(807)	28,168
Loans for housing		25,750	—	—	25,750
Other loans		33,681	(10)	—	33,671

		88,406	(10)	(807)	87,589

Long-term loans
Loans for tuition		431,002	(37,783)	(29,248)	363,971
Loans for housing		282,833	—	—	282,833
Loans for related parties		150,541	(14,861)	—	135,680
Fisheries loan		203	—	—	203
Other loans		38,818	(23)	—	38,795

		903,397	(52,667)	(29,248)	821,482

	￦	991,803	(52,677)	(30,055)	909,071

		2022
		Face value	Allowance for doubtful accounts	Present value discount	Carrying value
		In millions of won
Short-term loans
Loans for tuition	￦	30,261	—	(816)	29,445
Loans for housing		29,630	—	—	29,630
Other loans		72,999	(13)	—	72,986

		132,890	(13)	(816)	132,061

Long-term loans
Loans for tuition		436,131	(37,783)	(32,334)	366,014
Loans for housing		309,446	—	—	309,446
Loans for related parties		187,728	(17,041)	—	170,687
Other loans		35,163	—	—	35,163

		968,468	(54,824)	(32,334)	881,310

	￦	1,101,358	(54,837)	(33,150)	1,013,371

F-8
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans for the years ended December 31, 2020, 2021 and 2022 are as follows:

		2020	2021	2022
		In millions of won
Beginning balance	￦	15,094	20,267	52,677
Bad debt expense		5,173	30,942	2,180
Other		—	1,468	(20)

Ending balance	￦	20,267	52,677	54,837

(4)	Long-term and short-term financial instruments as of December 31, 2021 and 2022 are as follows:

		2021		2022
		Current	Non-current	Current	Non-current
		In millions of won
Time deposits	￦	976,899	103,607	428,813	130,570
CD		—	—	30,000	—
Others		301,115	346,887	207,945	555,752

	￦	1,278,014	450,494	666,758	686,322

14.	Inventories
Inventories as of December 31, 2021 and 2022 are as follows:

		2021
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	3,655,588	(1,247)	3,654,341
Merchandises		512	—	512
Work-in-progress		180,220	—	180,220
Finished goods		27,254	—	27,254
Supplies		2,541,028	(3,869)	2,537,159
Inventories-in-transit		1,195,148	—	1,195,148
Other inventories		13,548	—	13,548

	￦	7,613,298	(5,116)	7,608,182

		2022
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	4,522,171	(1,350)	4,520,821
Merchandises		1,001	—	1,001
Work-in-progress		172,089	(75)	172,014
Finished goods		52,642	(57)	52,585
Supplies		2,814,377	—	2,814,377
Inventories-in-transit		2,356,444	—	2,356,444
Other inventories		13,490	—	13,490

	￦	9,932,214	(1,482)	9,930,732

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

14.	Inventories, Continued

The reversal of the allowance for loss on inventory valuation deducted from the cost of sales for the years ended December 31,
2020,
2021 and 2022 amounts to

￦
2,020 million,
￦11,422 million and ￦18,162 million, respectively.
The amounts of loss from inventory valuation included in other gains or losses for the years ended December 31,

2020,
2021 and 2022 were

￦
4,998 million,
￦7,761 million and ￦14,528 million, respectively.
15.	Non-Financial Assets
Non-financial
assets as of December 31, 2021 and 2022 are as follows:

		2021		2022
		Current	Non-current	Current	Non-current
		In millions of won
Advanced payments	￦	161,466	124,305	160,596	51,425
Prepaid expenses		756,729	151,095	366,532	153,830
Others (*)		840,796	89,418	1,217,741	103,879

	￦	1,758,991	364,818	1,744,869	309,134

(*)	Details of others as of December 31, 2021 and 2022 are as follows:

		2021		2022
		Current	Non-current	Current	Non-current
		In millions of won
Greenhouse gas emissions rights	￦	524,658	—	192,005	—
Other quick assets		316,138	89,418	1,025,736	103,879

	￦	840,796	89,418	1,217,741	103,879

F-8
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of December 31, 2021 and 2022 are as follows:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2021	2022
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc.(*1)	Engineering and construction for utility plant and others	Korea	65.77%	65.77%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	Korea	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	Korea	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	Korea	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Philippines Holdings Inc.(*11)	Holding company	Philippines	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	Philippines	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	Philippines	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	Lebanon	100.00%	100.00%
KEPCO Neimenggu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	Singapore	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	Netherlands	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	Bahrain	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	Jordan	80.00%	80.00%
KHNP Canada Energy Ltd.	Holding company	Canada	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	Canada	80.00%	80.00%
KEPCO Holdings de Mexico	Holding company	Mexico	100.00%	100.00%
KST Electric Power Company, S.A.P.I. de C.V.	Construction and operation of utility plant	Mexico	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	Mexico	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	Netherlands	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	Indonesia	51.00%	51.00%
PT. Cirebon Power Service(*2)	Operation of utility plant	Indonesia	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	Philippines	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	Jordan	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	Canada	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	Barbados	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	Korea	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	Indonesia	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
EWPRC Biomass Holdings, LLC	Holding company	USA	100.00%	—
PT. EWP Indonesia	Holding company	Indonesia	99.96%	99.96%
KEPCO Netherlands J3 B.V.	Holding company	Netherlands	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Global One Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Mira Power Limited(*3)	Power generation	Pakistan	76.00%	76.00%
KOSEP Material Co., Ltd.	Recycling fly ashes	Korea	86.22%	86.22%
Commerce and Industry Energy Co., Ltd.(*4)	RDF power generation	Korea	85.03%	85.03%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	Philippines	99.99%	99.99%

F-8
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2021 and 2022 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2021	2022
KOSPO Chile SpA	Holding company	Chile	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	Indonesia	95.00%	95.00%
Hee Mang Sunlight Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	Jordan	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.(*5)	Operation of utility plant	Korea	50.00%	50.00%
Chitose Solar Power Plant LLC	Power generation	Japan	65.00%	65.00%
KEPCO Energy Solution Co., Ltd.	Energy service	Korea	100.00%	100.00%
KEPCO Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
KOSPO Power Services Ltda.	Utility plant maintenance and others	Chile	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	Korea	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	Laos	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	100.00%
KEPCO Alamosa LLC	Holding company	USA	50.10%	—
KEPCO Solar of Alamosa LLC	Power generation	USA	100.00%	—
KEPCO Mangilao Holdings LLC	Holding company	USA	100.00%	100.00%
Mangilao Investment LLC	Holding company	USA	100.00%	80.06%
KEPCO Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	Korea	79.03%	79.03%
PT. Siborpa Eco Power	Construction and operation of utility plant	Indonesia	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	Korea	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	Korea	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	Korea	80.65%	80.65%
BSK E-New Industry Fund X	Holding company	Korea	66.80%	66.80%
PT. Korea Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	Chile	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	Korea	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
Nambu USA LLC	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	Korea	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	Korea	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	Korea	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Secutec Co., Ltd.	Security service	Korea	100.00%	100.00%
SE Green Energy Co., Ltd.	Power generation	Korea	84.80%	84.80%
KEPCO Mangilao America LLC	Holding company	USA	100.00%	—
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOAK Power Limited	Hydro power facility maintenance	Pakistan	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
Haenanum Energy Fund	Holding company	Korea	99.64%	99.64%
Paju Ecoenergy Co., Ltd.	Power generation	Korea	89.00%	89.00%
Guam Ukudu Power LLC	Power generation	USA	100.00%	100.00%
K-SOLAR SHINAN Co., Ltd. (formerly, TS Energy No. 25 Co., Ltd.)	Power generation	Korea	90.00%	90.00%
KPS Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%

F-8
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2021 and 2022 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2021	2022
KEPCO E&C Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Moha solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
Ogiri Solar Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP USA LLC	Holding company	USA	100.00%	100.00%
KOMIPO Vanphong Power Service LLC	Utility plant maintenance and others	Vietnam	100.00%	100.00%
Energy Innovation Fund I	Holding company	Korea	71.91%	71.91%
KHNP Chile SpA	Holding company	Chile	100.00%	100.00%
Yeong Yang Apollon Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Corporation Co., Ltd.	Power generation	Korea	100.00%	100.00%
SolarVader Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Innovation Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Horus Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Solar Management Co., Ltd.	Power generation	Korea	100.00%	100.00%
LSG Hydro Power Limited	Holding company	Pakistan	99.80%	99.80%
KOEN Bio Co., Ltd.	Wood pellet utilization business	Korea	70.00%	70.00%
KOMIPO Energy Solution America, LLC	Holding company	USA	100.00%	100.00%
Elara Investment Holdings, LLC(*6)	Holding company	USA	0.10%	0.10%
Elara Equity Holdings, LLC	Holding company	USA	54.00%	54.00%
Elara Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
Elara Class B Member, LLC	Holding company	USA	100.00%	100.00%
Elara Development Holdings, LLC	Holding company	USA	100.00%	100.00%
KOMIPO Development, LLC (formerly, Elara Development, LLC)	Holding company	USA	100.00%	100.00%
Elara Energy Holdings, LLC(*6)	Holding company	USA	43.94%	43.94%
Elara Energy Project, LLC	Power generation	USA	100.00%	100.00%
KOMIPO Iberian Solar Group, S.L.U.	Holding company	Spain	100.00%	100.00%
Jeongam Wind Power Co., Ltd.	Power generation	Korea	80.00%	80.00%
KOWEPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
CVS Equity Holdings, LLC	Holding company	USA	100.00%	81.34%
CVS Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development, LLC	Holding company	USA	100.00%	100.00%
CVS Class B Member, LLC	Holding company	USA	100.00%	100.00%
CVS Energy Holdings, LLC	Holding company	USA	100.00%	70.79%
Concho Valley Energy, LLC	Holding company	USA	100.00%	100.00%
Concho Valley Solar, LLC	Power generation	USA	100.00%	100.00%
Yeongdeok Sunrise Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP Spain, S.L.	Holding company	Spain	100.00%	100.00%
UI Carbon-Neutrality Fund	Holding company	Korea	—	78.97%
KA Power Limited	Power generation	Pakistan	—	100.00%
Western Power Changgi Solar Co., Ltd. (formerly, Sam-Yang Photovoltaic Power Co., Ltd.)(*7)	Power generation	Korea	—	100.00%
EWP Australia Pty., Ltd.	Holding company	Australia	—	100.00%
Columboola Solar Farm Hold Co Pty., Ltd.(*8)	Power generation	Australia	—	74.04%
Digital Innovation Growth Fund(*9)	Holding company	Korea	—	76.92%
J Wind First, LLC(*10)	Company specializing in liquidization	Korea	—	—
KEPCO Holding Company	Holding company	Saudi Arabia	—	100.00%
KEPCO for Power Company	Power generation	Saudi Arabia	—	60.00%
KEPCO for Maintenance Company	Utility plant maintenance and others	Saudi Arabia	—	100.00%
KOSPO Trumbull LLC	Holding company	USA	—	100.00%
Changjuk Wind Power Co., Ltd.(*9)	Power generation	Korea	—	73.00%

(*1)
Considering treasury stocks, the effective percentage of ownership is 66.08%. The Company is planning to sell part of its shares (14.77%) based on the resolution of the board of directors on June 24, 2022.

(*2)
The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Company obtained the majority of the voting power under the shareholders’ agreement.

(*3)	As of the reporting date, the annual reporting period of all subsidiaries is December 31, except for Mira Power Limited.

F-8
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2021 and 2022 are as follows, continued:

(*4)
The Company guarantees a certain return on investment related to Commerce and Industry Energy Co., Ltd. for the financial investors. The financial investors have a right to sell their shares to the Company which can be exercised 36 months after the date of investment. Accordingly, the purchase price including the return on investment is classified as a liability.

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

(*7)
For the year ended December 31, 2022, the Company included Western Power Changgi Solar Co., Ltd. as a subsidiary, considering that it acquired control over the entity after the entity undertook selective reduction of capital.

(*8)	Excluding preferred stocks, the percentage of ownership with voting rights is 100%.

(*9)	The entity was transferred from an associate to a subsidiary due to changes in the consolidated scope during the year ended December 31, 2022.

(*10)
Although the Company does not hold a stake as of December 31, 2022, considering the purpose and design of the structured entity, the Company is exposed to volatility in the profits of the structured entity. In addition, Group has the ability to direct activities that can most significantly affect the operations of the structured entity, so it has been determined that the Company has control over the entity.

(*11)	The Company is planning to sell its investment in KEPCO Philippines Holdings Inc., but time or proceeds of sales are not specified as of December 31, 2022.

(2)	Subsidiaries newly included in and excluded from consolidation for the year ended December 31, 2022 are as follows:
Subsidiaries included in consolidation during the year ended December 31, 2022.

Subsidiaries	Reason
UI Carbon-Neutrality Fund	Newly established
KA Power Limited	Newly established
Seobusambo highway photovoltaics Co., Ltd.	Newly established
Western Power Changgi Solar Co., Ltd. (formerly, Sam-Yang Photovoltaic Power Co., Ltd.)	Change in the scope of consolidation
EWP Australia Pty., Ltd.	Newly established
Columboola Solar Farm Hold Co Pty., Ltd.	New investment
Digital Innovation Growth Fund	Change in the scope of consolidation
J Wind First, LLC	Newly established
KEPCO Holding Company	Newly established
KEPCO for Power Company	Newly established
KEPCO for Maintenance Company	Newly established
KOSPO Trumbull LLC	Newly established
Changjuk Wind Power Co., Ltd.	Change in the scope of consolidation
Subsidiaries excluded from consolidation during the year ended December 31, 2022.

Subsidiaries	Reason
EWPRC Biomass Holdings, LLC	Liquidation
KEPCO Solar of Alamosa LLC	Disposal
KEPCO Alamosa LLC	Liquidation
KEPCO Mangilao America LLC	Liquidation
Seobusambo highway photovoltaics Co., Ltd.	Change in the scope of consolidation

F-8
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2021 and 2022 are as follows:

2021
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	64,638,690	38,361,337	9,324,391	302,232
Korea South-East Power Co., Ltd.		11,487,325	6,510,826	5,188,856	(58,096)
Korea Midland Power Co., Ltd.		13,761,908	9,912,907	5,353,915	60,737
Korea Western Power Co., Ltd.		10,822,780	7,116,671	4,970,805	(171,562)
Korea Southern Power Co., Ltd.		11,350,984	7,099,881	5,671,989	(113,352)
Korea East-West Power Co., Ltd.		9,895,739	5,163,005	4,743,030	10,872
KEPCO Engineering & Construction Company, Inc.		705,043	191,592	433,127	16,452
KEPCO Plant Service & Engineering Co., Ltd.		1,420,705	311,607	1,375,668	98,132
KEPCO Nuclear Fuel Co., Ltd.		837,249	405,614	323,729	25,799
KEPCO KDN Co., Ltd.		721,634	189,242	673,261	67,244
KEPCO International HongKong Ltd.		128,968	—	—	341
KEPCO International Philippines Inc.		154,317	482	—	8,766
KEPCO Gansu International Ltd.		7,151	559	—	(25)
KEPCO Philippines Holdings Inc.		191,757	128	—	60,192
KEPCO Philippines Corporation		6,122	19	—	(68)
KEPCO Ilijan Corporation		259,069	38,555	60,532	12,981
KEPCO Lebanon SARL		1,729	9,794	—	(86)
KEPCO Neimenggu International Ltd.		241,299	3,106	—	16,762
KEPCO Shanxi International Ltd.		551,407	207,844	—	3,526
KOMIPO Global Pte Ltd.		302,340	1,351	—	11,462
KEPCO Netherlands B.V.		133,610	866	—	5,395
KEPCO Australia Pty., Ltd.		481	11	—	25
KOSEP Australia Pty., Ltd.		44,798	5,561	22,013	8,268
KOMIPO Australia Pty., Ltd.		54,162	5,648	22,013	5,942
KOWEPO Australia Pty., Ltd.		54,564	4,766	22,013	7,387
KOSPO Australia Pty., Ltd.		43,886	4,502	22,013	5,940
KEPCO Middle East Holding Company		104,068	89,756	—	1,144
Qatrana Electric Power Company		480,809	262,725	21,368	19,156
KHNP Canada Energy Ltd.		109,326	25	—	29
KEPCO Bylong Australia Pty., Ltd.		44,319	394,349	—	(37,065)
Korea Waterbury Uranium Limited Partnership		20,920	159	—	(57)
KEPCO Holdings de Mexico		148	27	—	(8)
KST Electric Power Company, S.A.P.I. de C.V.		584,625	435,796	151,467	18,499
KEPCO Energy Service Company		2,500	956	12,070	574
KEPCO Netherlands S3 B.V.		51,045	150	—	3,199
PT. KOMIPO Pembangkitan Jawa Bali		13,499	3,314	18,296	885
PT. Cirebon Power Service		2,545	631	8,664	505
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		33,782	16,298	9,698	816
EWP America Inc.(*1)		46,687	1,278	18,335	6,807
KNF Canada Energy Limited		2,101	17	—	(43)
EWP Barbados 1 SRL		354,024	1,172	2,861	16,168
Gyeonggi Green Energy Co., Ltd.		243,977	224,132	93,794	(5,588)
PT. Tanggamus Electric Power		212,161	167,409	2,903	3,017
Gyeongju Wind Power Co., Ltd.		96,937	60,702	15,289	3,132
KOMIPO America Inc.(*2)		329,986	56,325	1,715	(1,311)
PT. EWP Indonesia		47,031	1,226	—	4,615
KEPCO Netherlands J3 B.V.		151,478	172	—	27,365
Korea Offshore Wind Power Co., Ltd.		359,393	188,507	36,020	3,820
Global One Pioneer B.V.		119	116	—	(132)
Global Energy Pioneer B.V.		293	131	—	(147)

F-8
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2021 and 2022 are as follows, continued:

2021
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Mira Power Limited	￦	424,183	311,459	70,287	34,018
KOSEP Material Co., Ltd.		3,405	842	4,518	442
Commerce and Industry Energy Co., Ltd.		85,315	35,543	30,531	1,345
KEPCO KPS Philippines Corp.		8,051	3,652	9,768	1,493
KOSPO Chile SpA		142,956	56,688	—	(851)
PT. KOWEPO Sumsel Operation And Maintenance Services		116	259	—	—
Hee Mang Sunlight Power Co., Ltd.		6,242	3,272	499	47
Fujeij Wind Power Company		200,783	169,340	—	14,739
KOSPO Youngnam Power Co., Ltd.		393,745	292,765	318,770	6,339
Chitose Solar Power Plant LLC		125,578	109,470	16,630	1,794
KEPCO Energy Solution Co., Ltd.		317,676	4,938	21,423	3,104
KEPCO Solar Co., Ltd.		231,567	22,229	11,305	2,014
KOSPO Power Services Ltda.		8,007	5,800	21,133	(356)
Energy New Industry Specialized Investment Private Investment Trust(*3)		336,932	28,536	19,405	11,116
KOEN Bylong Pty., Ltd.		8	86	—	—
KOMIPO Bylong Pty., Ltd.		8	86	—	(8)
KOWEPO Bylong Pty., Ltd.		8	86	—	(18)
KOSPO Bylong Pty., Ltd.		73	168	—	(20)
EWP Bylong Pty., Ltd.		8	54	—	—
KOWEPO Lao International		12,974	70	8,543	5,681
KEPCO US Inc.		17,601	—	—	—
KEPCO Alamosa LLC		34,100	297	124	(62)
KEPCO Solar of Alamosa LLC		57,104	41,953	8,008	(742)
KEPCO Mangilao Holdings LLC		28,504	32,501	—	(556)
Mangilao Investment LLC		43,459	29	—	(14)
KEPCO Mangilao Solar, LLC		206,018	166,095	—	(865)
Jeju Hanlim Offshore Wind Co., Ltd.		41,325	5,139	—	(2,893)
PT. Siborpa Eco Power		11,306	—	—	(105)
PT. Korea Energy Indonesia		1,917	215	1,681	37
KOLAT SpA		28,349	849	180	(464)
KEPCO California, LLC		43,732	4,113	1,310	160
KEPCO Mojave Holdings, LLC		95,294	71,358	—	(4,254)
Incheon Fuel Cell Co., Ltd.		268,100	236,901	54,188	8,738
KOEN Service Co., Ltd.		8,963	6,557	35,190	2,326
KOMIPO Service Co., Ltd.		4,384	4,475	32,323	(96)
KOWEPO Service Co., Ltd.		7,289	5,869	31,700	303
KOSPO Service Co., Ltd.		5,762	4,990	26,257	31
EWP Service Co., Ltd.		5,483	5,455	24,957	14
PT. KOMIPO Energy Indonesia		2,996	395	2,077	106
KNF partners Co., Ltd.		1,800	969	5,664	152
KOSPO USA Inc.		286,081	293	—	968
Nambu USA LLC		277,698	—	—	568
Tamra Offshore Wind Power Co., Ltd.		146,736	106,961	21,731	5,168
KEPCO MCS Co., Ltd.		80,277	39,139	349,116	19,043
KEPCO FMS Co., Ltd.		17,188	15,577	94,210	214
Firstkeepers Co., Ltd.		17,152	16,041	77,189	19
Secutec Co., Ltd.		13,176	10,662	65,963	1,774
SE Green Energy Co., Ltd.		153,105	119,461	38,867	4,025
KEPCO Mangilao America LLC		2,173	1	—	—
Mangilao Intermediate Holdings LLC		220,690	205,421	—	(6,975)
KEPCO CSC Co., Ltd.		8,093	6,799	41,854	(2,101)
KOAK Power Limited		14,363	393	—	(551)

F-
8
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2021 and 2022 are as follows, continued:

2021
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
KOMIPO Europe B.V.	￦	70,431	97	402	(503)
Haenanum Energy Fund		7,463	3	40	(74)
Paju Ecoenergy Co., Ltd.		57,795	2,118	15,425	2,234
Guam Ukudu Power LLC		30,133	30,438	—	(2,030)
K-SOLAR SHINAN Co., Ltd. (formerly, TS Energy No. 25 Co., Ltd.)		353,324	318,977	421	(7,525)
KPS Partners Co., Ltd.		2,809	1,529	9,520	323
KEPCO E&C Service Co., Ltd.		4,054	1,889	15,985	1,242
Moha solar Co., Ltd.		32,808	33,933	48	(706)
Ogiri Solar Power Co., Ltd.		1,041	1	—	9
KHNP USA LLC		766	10	1,001	267
KOMIPO Vanphong Power Service LLC		3,758	860	3,853	958
Energy Innovation Fund I		22,616	3,202	—	(888)
KHNP Chile SpA		5,294	3,879	—	17
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,775	1,632	5	(30)
Yeong Yang Corporation Co., Ltd.		1,776	1,623	9	(19)
SolarVader Co., Ltd.		1,772	1,627	—	(26)
Yeong Yang Innovation Co., Ltd.		1,773	1,622	5	(21)
Yeong Yang Horus Photovoltaic Co., Ltd.		1,771	1,624	9	(24)
Yeong Yang Solar Management Co., Ltd.		1,774	1,625	—	(23)
LSG Hydro Power Limited		1	—	—	—
KOEN Bio Co., Ltd.		394	199	51	(305)
KOMIPO Iberian Solar Group, S.L.U.		70,993	56,707	—	1,354
Jeongam Wind Power Co., Ltd.		86,853	74,267	10,476	1,027
KOWEPO Europe B.V.		39,973	1,449	—	(744)
Yeongdeok Sunrise Wind Power Co., Ltd.		21,252	768	—	(116)
KHNP Spain, S.L.		5	—	—	—

(*1)	Financial information of EWP America Inc. includes that of three other subsidiaries, EWP Renewable Corporation, California Power Holdings, LLC and EWPRC Biomass Holdings, LLC.

(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.

(*3)
Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of four other subsidiaries, BSK
E-New
Industry Fund VII,
e-New
Industry LB Fund 1, Songhyun
e-New
Industry Fund and BSK
E-New
Industry Fund X.

F-
89

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2021 and 2022 are as follows, continued:

2022
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	69,129,625	42,843,974	10,386,091	(16,382)
Korea South-East Power Co., Ltd.		13,855,071	7,410,881	8,972,991	71,662
Korea Midland Power Co., Ltd.		16,062,605	10,776,943	8,629,165	(58,173)
Korea Western Power Co., Ltd.		13,459,054	8,125,312	8,112,727	106,361
Korea Southern Power Co., Ltd.		14,011,354	8,296,983	9,304,362	(68,315)
Korea East-West Power Co., Ltd.		12,079,954	5,818,789	6,925,094	2,888
KEPCO Engineering & Construction Company, Inc.		815,533	272,119	505,291	17,954
KEPCO Plant Service & Engineering Co., Ltd.		1,555,453	344,702	1,425,913	97,881
KEPCO Nuclear Fuel Co., Ltd.		949,455	490,215	304,405	31,508
KEPCO KDN Co., Ltd.		734,439	166,272	739,453	42,584
KEPCO International HongKong Ltd.		128,784	—	—	(216)
KEPCO International Philippines Inc.		127,744	101	—	9,976
KEPCO Gansu International Ltd.		7,125	598	—	(22)
KEPCO Philippines Holdings Inc.		191,634	129	—	39,346
KEPCO Philippines Corporation		3,799	14	—	102
KEPCO Ilijan Corporation		231,132	3,642	23,263	16,455
KEPCO Lebanon SARL		1,890	10,482	—	20
KEPCO Neimenggu International Ltd.		269,582	3,917	—	9,938
KEPCO Shanxi International Ltd.		597,635	222,186	—	(11,312)
KOMIPO Global Pte Ltd.		388,071	1,817	—	58,030
KEPCO Netherlands B.V.		137,454	64	—	8,570
KEPCO Australia Pty., Ltd.		579	11	—	102
KOSEP Australia Pty., Ltd.		74,180	13,097	52,271	24,443
KOMIPO Australia Pty., Ltd.		81,216	10,327	52,272	23,368
KOWEPO Australia Pty., Ltd.		81,696	10,184	52,271	22,745
KOSPO Australia Pty., Ltd.		41,872	10,174	52,271	24,362
KEPCO Middle East Holding Company		116,731	102,054	—	(634)
Qatrana Electric Power Company		513,277	247,027	24,354	22,578
KHNP Canada Energy Ltd.		107,200	6,218	—	149
KEPCO Bylong Australia Pty., Ltd.		44,034	437,852	—	(45,880)
Korea Waterbury Uranium Limited Partnership		20,934	224	—	(116)
KEPCO Holdings de Mexico		728	1,974	—	(1,363)
KST Electric Power Company, S.A.P.I. de C.V.		653,830	528,315	232,893	23,122
KEPCO Energy Service Company		2,238	2,173	7,015	(211)
KEPCO Netherlands S3 B.V.		71,326	16,419	—	4,465
PT. KOMIPO Pembangkitan Jawa Bali		15,753	3,232	22,488	3,668
PT. Cirebon Power Service		2,316	784	9,602	355
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		22,854	6,964	45,009	7,657
EWP America Inc.(*1)		47,775	2,595	21,717	4,337
KNF Canada Energy Limited		2,116	34	—	(59)
EWP Barbados 1 SRL		395,067	901	3,230	34,260
Gyeonggi Green Energy Co., Ltd.		220,414	226,517	112,524	(26,004)
PT. Tanggamus Electric Power		227,638	163,106	3,781	5,778
Gyeongju Wind Power Co., Ltd.		98,513	55,579	24,888	9,711
KOMIPO America Inc.(*2)		571,200	317,903	34,059	(3,293)
PT. EWP Indonesia		93,390	5	—	4,100
KEPCO Netherlands J3 B.V.		135,213	63	—	19,396
Korea Offshore Wind Power Co., Ltd.		376,449	192,335	52,526	13,083
Global One Pioneer B.V.		135	41	—	(68)
Global Energy Pioneer B.V.		320	40	—	(64)
Mira Power Limited		416,750	310,529	57,135	12,394
KOSEP Material Co., Ltd.		3,985	662	4,589	775
Commerce and Industry Energy Co., Ltd.		79,172	32,147	31,068	(3,730)
KEPCO KPS Philippines Corp.		5,294	600	5,232	1,004
KOSPO Chile SpA		159,500	70,037	—	(2,811)
PT. KOWEPO Sumsel Operation And Maintenance Services		25	252	—	(94)

F-9
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2021 and 2022 are as follows, continued:

2022
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Hee Mang Sunlight Power Co., Ltd.	￦	5,877	2,606	862	304
Fujeij Wind Power Company		213,113	163,690	—	16,564
KOSPO Youngnam Power Co., Ltd.		425,000	312,831	568,224	10,878
Chitose Solar Power Plant LLC		109,964	94,366	14,384	1,615
KEPCO Energy Solution Co., Ltd.		317,392	6,147	33,638	138
KEPCO Solar Co., Ltd.		243,221	25,405	24,778	9,305
KOSPO Power Services Ltda.		6,722	4,762	17,911	(358)
Energy New Industry Specialized Investment Private Investment Trust(*3)		451,762	4,338	24,725	7,093
KOEN Bylong Pty., Ltd.		11	119	—	(12)
KOMIPO Bylong Pty., Ltd.		11	122	—	(33)
KOWEPO Bylong Pty., Ltd.		8	94	—	(7)
KOSPO Bylong Pty., Ltd.		25	148	—	(17)
EWP Bylong Pty., Ltd.		8	54	—	1
KOWEPO Lao International		8,248	87	10,010	11,185
KEPCO US Inc.		91	—	—	(19,181)
KEPCO Mangilao Holdings LLC		112,948	40,558	21,743	21,166
Mangilao Investment LLC		258,674	4	—	(1)
KEPCO Mangilao Solar, LLC		240,736	373	8,870	(14,818)
Jeju Hanlim Offshore Wind Co., Ltd.		185,357	111,343	—	(3,546)
PT. Siborpa Eco Power		12,050	3	—	(39)
PT. Korea Energy Indonesia		1,675	80	1,937	(104)
KOLAT SpA		48,787	3,701	1,647	1,888
KEPCO California, LLC		46,151	4,768	596	(670)
KEPCO Mojave Holdings, LLC		95,550	75,846	—	(4,705)
Incheon Fuel Cell Co., Ltd.		268,063	242,176	107,193	(5,323)
KOEN Service Co., Ltd.		9,353	7,035	36,340	356
KOMIPO Service Co., Ltd.		6,597	4,503	35,031	905
KOWEPO Service Co., Ltd.		6,266	3,130	34,031	171
KOSPO Service Co., Ltd.		6,672	5,048	28,321	60
EWP Service Co., Ltd.		3,756	2,507	24,526	581
PT. KOMIPO Energy Indonesia		2,978	368	1,698	83
KNF partners Co., Ltd.		2,285	1,053	5,997	293
KOSPO USA Inc.		315,018	430	—	5,024
Nambu USA LLC		297,516	—	—	670
Tamra Offshore Wind Power Co., Ltd.		133,598	93,639	18,332	5,316
KEPCO MCS Co., Ltd.		114,316	52,241	363,627	8,468
KEPCO FMS Co., Ltd.		16,852	11,667	105,339	2,176
Firstkeepers Co., Ltd.		16,448	12,912	84,620	2,482
Secutec Co., Ltd.		12,578	9,209	69,383	690
SE Green Energy Co., Ltd.		149,189	114,241	49,873	1,304
Mangilao Intermediate Holdings LLC		236,266	116,426	—	(4,709)
KEPCO CSC Co., Ltd.		10,668	8,937	46,559	(2,134)
KOAK Power Limited		12,626	839	—	49
KOMIPO Europe B.V.		81,364	54	1,195	1,134
Haenanum Energy Fund		7,416	3	—	(48)
Paju Ecoenergy Co., Ltd.		61,930	3,066	20,718	1,290
Guam Ukudu Power LLC		293,422	323,292	—	(31,410)
K-SOLAR SHINAN Co., Ltd. (formerly, TS Energy No. 25 Co., Ltd.)		320,227	296,141	16,980	3,690
KPS Partners Co., Ltd.		3,619	2,007	12,417	487
KEPCO E&C Service Co., Ltd.		5,676	1,897	16,180	1,493
Moha solar Co., Ltd.		29,096	31,359	169	(1,137)
Ogiri Solar Power Co., Ltd.		1,033	23	—	(30)
KHNP USA LLC		1,290	97	1,127	392
KOMIPO Vanphong Power Service LLC		15,940	3,333	20,233	9,871
Energy Innovation Fund I		35,310	445	—	(961)
KHNP Chile SpA		5,547	4,147	—	(16)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,566	1,507	254	(82)

F-9
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2021 and 2022 are as follows, continued:

2022
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Yeong Yang Corporation Co., Ltd.	￦	1,559	1,497	251	(91)
SolarVader Co., Ltd.		1,568	1,500	256	(78)
Yeong Yang Innovation Co., Ltd.		1,557	1,497	244	(91)
Yeong Yang Horus Photovoltaic Co., Ltd.		1,552	1,498	243	(93)
Yeong Yang Solar Management Co., Ltd.		1,573	1,500	262	(75)
LSG Hydro Power Limited		1,144	1,159	—	(18)
KOEN Bio Co., Ltd.		261	219	639	(150)
KOMIPO Iberian Solar Group, S.L.U.		78,094	65,012	—	(1,304)
Jeongam Wind Power Co., Ltd.		81,800	68,317	10,722	892
KOWEPO Europe B.V.		42,865	2,422	—	1,668
Yeongdeok Sunrise Wind Power Co., Ltd.		42,187	22,031	—	(328)
KHNP Spain, S.L.		3	—	—	(1)
KA Power Limited		3,937	418	—	442
Western Power Changgi Solar Co., Ltd. (formerly, Sam-Yang Photovoltaic Power Co., Ltd.)		48,770	44,647	3,447	(354)
EWP Australia Pty., Ltd.		51,105	—	—	15,203
Columboola Solar Farm Hold Co Pty., Ltd.		310,271	214,792	2,228	2,884
Digital Innovation Growth Fund		12,594	100	—	(363)
J Wind First, LLC		33,611	33,611	450	—
KEPCO Holding Company		3,273	17	—	(18)
KEPCO for Power Company		57,501	58,441	—	(960)
KEPCO for Maintenance Company		—	—	—	—
KOSPO Trumbull LLC		37	3	—	—
Changjuk Wind Power Co., Ltd.		29,208	3,137	9,027	3,503

(*1)	Financial information of EWP America Inc. includes that of two other subsidiaries, EWP Renewable Corporation, and California Power Holdings, LLC.

(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.

(*3)
Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of five other subsidiaries, BSK
E-New
Industry Fund VII,
e-New
Industry LB Fund 1, Songhyun
e-New
Industry Fund, BSK
E-New
Industry Fund X, and UI Carbon-Neutrality Fund.

F-9
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ￦35 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Company.

KOSPO Youngnam Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied, or prior written consent of financial institutions is obtained. Group’s shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Jeongam Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied, and payments to the contracting party may be restricted depending on the financial management priority of the contract. Group’s shares cannot be wholly or partially transferred without prior consent of other stakeholders including shareholders or financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ￦20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Company.

Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for O&M and renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Korea Offshore Wind Power Co., Ltd.	Principals and interest payments on subordinated loans or dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jeju Hanlim Offshore Wind Co., Ltd.	Prior approval from the lender is required when withdrawing funds (major expenditure, REC settlement, dividend payment, etc.) according to the loan agreement.

Yeongdeok Sunrise Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Columboola Solar Farm Hold Co Pty., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

(5)	As of December 31, 2022, the Company has following entitlements in relation to its subsidiaries as per its shareholder’s agreements:

Company	Unrecognized Commitments

Jeongam Wind Power Co., Ltd.	When the Company requests other shareholders to transfer shares after the completion of the power generation complex, the Company has a right to purchase the shares at fair value.

Changjuk Wind Power Co., Ltd.	When other shareholders want to sell their shares after the performance guarantee period of wind power generators stipulated in the equipment supply contract is completed, the Company has an obligation to purchase the shares at fair value after consulting with the parties on the timing and size of the acquisition, taking in to account financial conditions, business conditions, and other circumstances.

Columboola Solar Farm Hold Co Pty., Ltd.	The Company holds a call option to purchase the shares held by another shareholder at 80 % of the stock’s valuation in the event of a breach of obligation specified in the shareholder agreement.

F-9
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-Company eliminations as of and for the years ended December 31, 2020, 2021 and 2022 are as follows:

2020
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total

		In millions of won
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	￦	236,602	755,454	235,805	801,813	2,029,674
Non-current assets		85,464	590,403	463,439	3,499,258	4,638,564
Current liabilities		(12,322)	(254,495)	(186,296)	(414,673)	(867,786)
Non-current liabilities		(34,912)	(42,020)	(13,873)	(2,511,848)	(2,602,653)
Net assets		274,832	1,049,342	499,075	1,374,550	3,197,799
Book value of non-controlling interests		134,668	514,177	169,286	552,519	1,370,650
Sales		81,400	1,299,186	431,723	956,692	2,769,001
Profit for the period		39,443	85,916	20,160	107,661	253,180
Profit for the period attributable to non-controlling interests		19,327	42,099	6,838	33,342	101,606
Cash flows from operating activities		121,835	74,159	15,225	240,987	452,206
Cash flows from investing activities		7,561	26,748	(34,333)	(661,820)	(661,844)
Cash flows from financing activities before dividends to non-controlling interests		(31,793)	(47,809)	(9,165)	371,448	282,681
Dividends to non-controlling interests		(30,319)	(42,336)	(4,000)	(4,643)	(81,298)
Effect of exchange rate fluctuation		(8,153)	(2,171)	(22)	(7,893)	(18,239)
Net increase (decrease) of cash and cash equivalents		59,131	8,591	(32,295)	(61,921)	(26,494)

2021
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	￦	234,224	793,995	253,958	1,030,049	2,312,226
Non-current assets		24,845	626,710	451,085	3,838,233	4,940,873
Current liabilities		(30,783)	(265,017)	(183,100)	(599,373)	(1,078,273)
Non-current liabilities		(7,772)	(46,590)	(8,492)	(2,666,345)	(2,729,199)
Net assets		220,514	1,109,098	513,451	1,602,564	3,445,627
Book value of non-controlling interests		108,052	543,458	174,163	720,761	1,546,434
Sales		60,532	1,375,668	433,127	1,286,002	3,155,329
Profit for the year		12,981	98,132	16,452	128,264	255,829
Profit for the year attributable to non-controlling interests		6,361	48,085	5,581	28,914	88,941
Cash flows from operating activities		116,440	133,160	(16,270)	303,577	536,907
Cash flows from investing activities		2,216	(39,444)	19,061	(309,447)	(327,614)
Cash flows from financing activities before dividends to non-controlling interests		(88,927)	(30,599)	(8,467)	125,685	(2,308)
Dividends to non-controlling interests		—	(25,269)	(3,639)	(2,608)	(31,516)
Effect of exchange rate fluctuation		10,683	885	38	7,243	18,849
Net increase (decrease) of cash and cash equivalents		40,412	38,733	(9,277)	124,450	194,318

F-9
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-Company eliminations as of and for the years ended December 31, 2020, 2021 and 2022 are as follows, continued:

2022
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total

		In millions of won
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	￦	230,031	861,705	372,031	1,147,973	2,611,740
Non-current assets		1,101	693,748	443,502	4,942,229	6,080,580
Current liabilities		(3,642)	(316,497)	(243,796)	(841,521)	(1,405,456)
Non-current liabilities		—	(28,205)	(28,323)	(2,944,145)	(3,000,673)
Net assets		227,490	1,210,751	543,414	2,304,536	4,286,191
Book value of non-controlling interests		111,470	593,268	184,326	565,796	1,454,860
Sales		23,263	1,425,913	505,291	1,709,390	3,663,857
Profit for the year		16,455	97,881	17,954	91,566	223,856
Profit for the year attributable to non-controlling interests		8,063	47,962	6,090	(24,370)	37,745
Cash flows from operating activities		68,475	81,419	4,918	231,653	386,465
Cash flows from investing activities		22,604	27,372	18,712	(747,507)	(678,819)
Cash flows from financing activities before dividends to non-controlling interests		(9,609)	(33,187)	(7,260)	582,580	532,524
Dividends to non-controlling interests		(8,834)	(26,438)	(3,071)	(4,001)	(42,344)
Effect of exchange rate fluctuation		8,807	(486)	5	(11,023)	(2,697)
Net increase of cash and cash equivalents		81,443	48,680	13,304	51,702	195,129

(7)	Changes in goodwill

(i)	Details of goodwill as of December 31, 2021 and 2022 are as follows:

		2021	2022
		In millions of won
Acquisition cost	￦	105,647	100,093
Less: Accumulated impairment		—	—

Carrying book value	￦	105,647	100,093

(ii)	Changes in goodwill for the years ended December 31, 2021 and 2022 are as follows:

		2021
		Beginning	Increase	Decrease	Others	Ending
		In millions of won
Acquisition cost	￦	98,166	7,481	—	—	105,647
Less: Accumulated impairment		—	—	—	—	—

Carrying book value	￦	98,166	7,481	—	—	105,647

		2022
		Beginning	Increase	Decrease	Others	Ending
		In millions of won
Acquisition cost	￦	105,647	—	—	(5,554)	100,093
Less: Accumulated impairment		—	—	—	—	—

Carrying book value	￦	105,647	—	—	(5,554)	100,093

F-9
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

16.	Consolidated Subsidiaries, Continued

(8)	Disposals of subsidiaries
The Company has completed the liquidation process of EWPRC Biomass Holdings, LLC, KEPCO Alamosa LLC, and KEPCO Mangilao America LLC, and has disposed of shares of KEPCO Solar of Alamosa LLC during the year ended December 31, 2022. The Company had completed the liquidation process of VI Carbon Professional Private Special Asset Investment Trust 1, KOSEP USA, Inc., and Korea Imouraren Uranium Investment Corp. and had disposed of shares of DG Fairhaven Power, LLC during the year ended December 31, 2021.

(9)	Cash dividends received from subsidiaries for the years ended December 31, 2020, 2021 and 2022, respectively, are as follows:

Subsidiaries		2020	2021	2022
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	106,675	279,779	136,010
Korea South-East Power Co., Ltd.		11,905	—	4,808
Korea Midland Power Co., Ltd.		—	—	24,694
Korea East-West Power Co., Ltd.		17,959	—	4,866
KEPCO Engineering & Construction Company, Inc.		7,793	7,089	5,983
KEPCO Plant Service & Engineering Co., Ltd.		44,068	26,301	27,517
KEPCO Nuclear Fuel Co., Ltd.		7,270	5,206	11,184
KEPCO KDN Co., Ltd.		14,720	18,854	36,986
KEPCO Energy Solution Co., Ltd.		—	—	1,707
KEPCO Solar Co., Ltd.		—	—	1,409
KEPCO International HongKong Ltd.		11,858	—	9,044
KEPCO Philippines Corporation		—	—	2,375
KEPCO Ilijan Corporation		34,502	7,955	9,195
KEPCO Philippines Holdings Inc.		70,876	60,520	34,913
KOSEP Australia Pty., Ltd.		1,856	—	—
KOSPO Australia Pty., Ltd.		—	3,095	31,386
KEPCO Netherlands B.V.		11,098	—	16,795
Qatrana Electric Power Company		—	2,615	2,751
KEPCO KPS Philippines Corp.		1,215	—	302
Tamra Offshore Wind Power Co., Ltd.		2,640	—	2,877
KEPCO Netherlands S3 B.V.		6,981	—	4,005
PT. KOMIPO Pembangkitan Jawa Bali		—	153	859
PT. EWP Indonesia		—	—	4,262
Gyeongju Wind Power Co., Ltd.		2,800	2,800	2,100
VI Carbon Professional Private Special Asset Investment Trust 1		7	—	—
KOSPO Power Services Limitada		—	—	305
KEPCO Netherlands J3 B.V.		—	27,237	46,510
PT. Cirebon Power Service		221	—	241
Chitose Solar Power Plant LLC		858	—	639
Fujeij Wind Power Company		6,306	11,920	15,102
KOSPO Jordan LLC		535	731	11,450
EWP America Inc.		—	—	3,887
KOWEPO Lao International		—	—	12,106
Energy Innovation Fund I		19	—	—

	￦	362,162	454,255	466,268

F-9
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of December 31, 2021 and 2022 are as follows:

2021
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Associates>
Korea Gas Corporation(*1)	Importing and wholesaling LNG	Korea	20.47%	￦	94,500	1,815,513
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	Korea	29.00%		4,727	24,617
YTN Co., Ltd.	Broadcasting	Korea	21.43%		59,000	51,828
Gangwon Wind Power Co., Ltd.(*2)	Power generation	Korea	15.00%		5,725	10,554
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	121,955
Korea Power Exchange(*3)	Management of power market and others	Korea	100.00%		127,839	269,728
Taebaek Wind Power Co., Ltd.	Power generation	Korea	25.00%		3,810	6,800
Taebaek Guinemi Wind Power Co., Ltd.	Power generation	Korea	25.00%		3,420	3,357
Pyeongchang Wind Power Co., Ltd.	Power generation	Korea	25.00%		3,875	5,411
Daeryun Power Co., Ltd.(*2)	Power generation	Korea	9.34%		40,854	25,426
Changjuk Wind Power Co., Ltd.	Power generation	Korea	30.00%		3,801	8,355
KNH Solar Co., Ltd.	Power generation	Korea	27.00%		1,296	2,278
SPC Power Corporation	Power generation	Philippines	38.00%		20,635	65,046
Gemeng International Energy Co., Ltd.	Power generation	China	34.00%		413,153	595,218
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	121,969
KNOC Nigerian East Oil Co., Ltd.(*4)	Resources development	Nigeria	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd.(*4)	Resources development	Nigeria	14.63%		12	—
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	35,077
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	661,289
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	122,786
Pioneer Gas Power Limited	Power generation	India	38.50%		49,831	—
Eurasia Energy Holdings	Power generation and resources development	Russia	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	92,441
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	Indonesia	29.00%		2,978	2,569
Samcheok Eco Materials Co., Ltd.(*5)	Recycling fly ashes	Korea	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	Korea	29.00%		1,740	3,808
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	260,858
Gangneung Eco Power Co., Ltd.(*2)	Power generation	Korea	1.61%		2,900	2,288
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	93,074
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	Korea	28.00%		194	223
Dongducheon Dream Power Co., Ltd.(*6)	Power generation	Korea	33.61%		148,105	74,198
Jinbhuvish Power Generation Pvt. Ltd.(*2)	Power generation	India	5.16%		9,000	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	Korea	46.59%		5,190	1,704
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	243,772
Daegu Photovoltaic Co., Ltd.	Power generation	Korea	29.00%		1,230	2,342
Busan Green Energy Co., Ltd.	Power generation	Korea	29.00%		5,243	5,032
Gunsan Bio Energy Co., Ltd.(*2)	Power generation	Korea	18.87%		1,000	—
Korea Electric Vehicle Charging Service(*2)	Electric vehicle charge service	Korea	17.50%		2,800	1,250
Hansuwon KNP Co., Ltd.	Electric material agency	Korea	28.98%		537	219
Korea Electric Power Corporation Fund(*7)	Developing electric enterprises	Korea	98.09%		48,410	47,983
Energy Infra Asset Management Co., Ltd.(*2)	Asset management	Korea	9.90%		297	1,066
Daegu clean Energy Co., Ltd.	Renewable power generation	Korea	28.00%		140	12
YaksuESS Co., Ltd.	Installing ESS related equipment	Korea	29.00%		210	716
Nepal Water & Energy Development Company Private Limited(*8)	Construction and operation of utility plant	Nepal	69.06%		70,228	66,333
Gwangyang Green Energy Co., Ltd.	Power generation	Korea	20.00%		26,800	25,466
PND Solar Co., Ltd.	Power generation	Korea	29.00%		1,250	1,229
Hyundai Eco Energy Co., Ltd.(*2)	Power generation	Korea	19.00%		3,610	5,572
YeongGwang Yaksu Wind Electric Co., Ltd.(*2)	Power generation	Korea	9.63%		533	233
Green Energy Electricity Generation Co., Ltd.	Power generation	Korea	29.00%		1,189	1,713

F-9
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2021 and 2022 are as follows, continued:

2021
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Associates>
Korea Energy Solutions Co., Ltd.	R & D	Korea	20.00%	￦	300	123
ITR Co., Ltd.	R & D	Korea	20.00%		50	32
Structure test network Co., Ltd.	Technical testing and consulting	Korea	20.00%		25	306
Namjeongsusang Solar Power Operation Co., Ltd.(*9)	Power generation	Korea	15.00%		969	361
Indeck Niles Development, LLC(*10)	Power generation	USA	56.25%		268,113	246,273
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	111
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	Korea	49.00%		7,112	7,138
Suwon New Power Co., Ltd.	Power generation	Korea	39.90%		798	1,035
KPGE Inc.	Power generation materials business	Korea	29.00%		287	309
Gwangbaek Solar Power Investment Co., Ltd.	Power generation	Korea	44.00%		4,757	4,806
Go deok Clean Energy Co., Ltd.	Fuel cell generation	Korea	40.00%		5,560	4,302
SureDataLab Co., Ltd.	R & D	Korea	23.95%		126	128
SEP Co., Ltd.	R & D	Korea	21.26%		27	7
Hankook Electric Power Information Co., Ltd.	R & D	Korea	25.25%		38	161
Tronix Co., Ltd.	R & D	Korea	20.00%		75	109
O2&B Global Co., Ltd.	R & D	Korea	20.00%		25	35
Muan Sunshine Solar Power Plant Co., Ltd.	Power generation	Korea	20.00%		1,570	1,268
Bigeum Resident Photovoltaic Power Co., Ltd.	Power generation	Korea	29.90%		1	—
Goesan Solar Park Co., Ltd.	Power generation	Korea	29.00%		1,276	1,927
Saemangeum Heemang Photovoltaic Co., Ltd.	Power generation	Korea	35.00%		11,022	10,238
Bitgoel Eco Energy Co., Ltd.	Power generation	Korea	29.00%		4,640	4,356
Jeju Gimnyeong Wind Power Co., Ltd.	Power generation	Korea	30.00%		714	911
Seoroseoro Sunny Power Plant Co., Ltd.	Power generation	Korea	42.58%		706	721
Muan Solar Park Co., Ltd.	Power generation	Korea	20.00%		4,400	6,083
YuDang Solar Co., Ltd.	Power generation	Korea	20.00%		360	565
Anjwa Smart Farm & Solar City Co., Ltd.	Power generation	Korea	20.00%		5,651	6,784
Daewon Green Energy Co., Ltd.	Power generation	Korea	25.36%		3,910	3,877
G.GURU Co., Ltd.	R & D	Korea	24.65%		493	403
UD4M Co., Ltd.(*2)	R & D	Korea	12.50%		75	144
Dongbu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		190	265
Seobu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		195	289
Korea Energy Data Co., Ltd.	R & D	Korea	29.37%		60	62
Gangneung Sacheon Fuel Cell Co., Ltd.(*7)	Power generation	Korea	65.00%		1,950	1,878
Kosture Co., Ltd.(*2)	Coal recycling business	Korea	0.26%		—	—
Digital Innovation Growth Fund(*7)	Holding company	Korea	76.92%		10,000	9,890
Taebaek Gadeoksan Wind Power Co., Ltd.(*18)	Power generation	Korea	39.65%		12,570	16,495
Chuncheon Green Energy Co., Ltd.(*7)	Power generation	Korea	68.00%		3,400	3,372
Yeomsubong Wind Power Co., Ltd.	Power generation	Korea	48.72%		95	95
Yeongyang Wind Power Corporation II	Power generation	Korea	30.00%		7,965	7,965
Haeparang Energy Co., Ltd.	Power generation	Korea	25.00%		2,241	2,241
Saemangeum Sebit Power Plant Co., Ltd.(*7)	Power generation	Korea	69.55%		6,000	6,000

					3,059,835	5,232,373

<Joint ventures>
KEPCO-Uhde Inc.(*11)	Power generation	Korea	52.80%		11,355	58
Shuweihat Asia Power Investment B.V.	Holding company	Netherlands	49.00%		44,405	37,069
Shuweihat Asia Operation & Maintenance Company(*11)	Maintenance of utility plant	Cayman	55.00%		30	1,380
Waterbury Lake Uranium L.P.	Resources development	Canada	33.10%		26,602	21,590
ASM-BG Investicii AD	Power generation	Bulgaria	50.00%		16,101	18,692
RES Technology AD	Power generation	Bulgaria	50.00%		15,595	16,703
KV Holdings, Inc.	Power generation	Philippines	40.00%		2,103	2,527

F-
98

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2021 and 2022 are as follows, continued:

2021
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Joint ventures>
KEPCO SPC Power Corporation(*11)	Construction and operation of utility plant	Philippines	75.20%	￦	94,579	198,979
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	China	40.00%		16,621	6,635
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	204,587
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	44,217
Rabigh Electricity Company	Power generation	Saudi Arabia	40.00%		109,743	143,678
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	Saudi Arabia	40.00%		70	4,071
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	294,649
KW Nuclear Components Co., Ltd.	Manufacturing	Korea	45.00%		833	15,734
Busan Shinho Solar Power Co., Ltd.	Power generation	Korea	25.00%		2,100	5,841
Global Trade Of Power System Co., Ltd.(*12)	Exporting products and technology of small or medium business by proxy	Korea	29.00%		290	597
Expressway Solar-light Power Generation Co., Ltd.(*12)	Power generation	Korea	29.00%		1,856	3,084
Amman Asia Electric Power Company(*11)	Power generation	Jordan	60.00%		111,476	178,679
KAPES, Inc.(*11)	R & D	Korea	51.00%		5,629	—
Honam Wind Power Co., Ltd.	Power generation	Korea	29.00%		3,480	4,041
Korea Power Engineering Service Co., Ltd.	Construction and service	Korea	29.00%		290	5,415
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	25,896
Yeonggwangbaeksu Wind Power Co., Ltd.(*12)	Power generation	Korea	15.00%		3,000	2,728
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		2,781	—
Kelar S.A.(*11)	Power generation	Chile	65.00%		78,060	86,695
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		26,892	46,546
Incheon New Power Co., Ltd.(*13)	Power generation	Korea	29.00%		461	—
Seokmun Energy Co., Ltd.	Power generation	Korea	29.00%		15,370	13,842
Daehan Wind Power PSC	Power generation	Jordan	50.00%		7,493	5,154
Barakah One Company(*14)	Power generation	UAE	18.00%		118	—
Nawah Energy Company(*14)	Operation of utility plant	UAE	18.00%		296	294
Momentum	International thermonuclear experimental reactor construction management	France	33.33%		1	368
Daegu Green Power Co., Ltd.(*15)	Power generation	Korea	29.00%		46,225	24,054
Yeonggwang Wind Power Co., Ltd.	Power generation	Korea	46.00%		17,475	17,646
Chester Solar IV SpA	Power generation	Chile	45.00%		1,700	—
Chester Solar V SpA	Power generation	Chile	45.00%		525	25
Diego de Almagro Solar SpA	Power generation	Chile	45.00%		2,091	362
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	37,360
Daesan Green Energy Co., Ltd.	Power generation	Korea	35.00%		17,850	21,244
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	73,167
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	47,015
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	1,883
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	5,998
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	2,120
Laurel SpA	Power generation	Chile	45.00%		1,222	290
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd(*12)	Power generation	Australia	12.37%		4,095	3,625
Chile Solar JV SpA	Power generation	Chile	50.00%		37,689	32,457
Cheong-Song Noraesan Wind Power Co., Ltd.	Power generation	Korea	29.01%		3,200	4,106
Chester Solar I SpA	Power generation	Chile	45.00%		1,181	1,120
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	58,231
Saemangeum Solar Power Co., Ltd.(*16)	Power generation	Korea	81.01%		26,400	23,939
Chungsongmeon BongSan wind power Co., Ltd.(*12)	Power generation	Korea	29.00%		2,900	3,808
Jaeun Resident Wind Power Plant Co., Ltd.	Power generation	Korea	29.00%		2,494	1,958

F-
99

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2021 and 2022 are as follows, continued:

2021
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Joint ventures>
DE Energia SpA	Power generation	Chile	49.00%	￦	8,364	8,921
Dangjin Eco Power Co., Ltd.	Power generation	Korea	34.00%		25,661	26,109
Haemodum Solar Co., Ltd.	Power generation	Korea	49.00%		2,940	3,081
Yangyang Wind Power Co., Ltd.	Power generation	Korea	50.00%		12,000	11,191
Horus Solar, S.A. De C.V.(*17)	Renewable power generation	Mexico	14.95%		5,068	5,842
Recursos Solares PV De Mexico II, S.A. De C.V.(*17)	Renewable power generation	Mexico	14.95%		3,678	4,536
Sunmex Renovables, S.A. De C.V.(*17)	Renewable power generation	Mexico	14.95%		1,678	1,610
Stavro Holding II A.B.	Holding company	Sweden	20.00%		17,615	17,627
Solaseado Solar Power Co., Ltd.	Power generation	Korea	38.90%		7,020	9,891
Yeongam Solar Power Co., Ltd.(*12)	Power generation	Korea	19.00%		6,460	6,838
Samsu Wind Power Co., Ltd.(*12)	Power generation	Korea	19.00%		2,637	2,828
Pulau Indah Power Plant Sdn. Bhd.	Power generation	Malaysia	25.00%		23,833	22,099
Sam-Yang Photovoltaic Power Co., Ltd.	Power generation	Korea	49.00%		5,245	4,993
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Holding company	Korea	29.53%		19,983	21,456
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream(*11)	Holding company	Korea	90.00%		15,699	16,288
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,535	81,595
Cheongna Energy Co., Ltd.(*16)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	11,198
Naepo Green Energy Co., Ltd.	Power generation	Korea	29.20%		29,200	—
Dayone Energy Co., Ltd.(*19)	Power generation	Korea	30.66%		71,070	—
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		76,916	79,700
KAS Investment I LLC	Holding company	USA	29.89%		23,437	15,273
KAS Investment II LLC	Holding company	USA	29.89%		23,343	15,213
Energyco Co., Ltd.	Power generation	Korea	29.00%		1,659	1,535
CAES, LLC	Holding company	USA	36.00%		19,414	18,435
Hapcheon Floating Photovoltaic Power Plant Inc.(*12)	Power generation	Korea	49.00%		7,512	6,971
Busan Industrial Solar Power Co., Ltd.	Power generation	Korea	28.02%		510	612
Bitsolar Energy Co., Ltd.	Power generation	Korea	27.10%		352	352
Pulau Indah O&M Sdn. Bhd.(*20)	Power generation	Malaysia	60.00%		—	—
Guadalupe Solar SpA(*20)	Power generation	Chile	60.00%		1,397	659
Omisan Wind Power Co., Ltd.	Power generation	Korea	42.00%		10,752	10,633
Foresight Iberian Solar Group Holding, S.L.(*20)	Power generation	Spain	75.00%		9,697	9,743
Yeongwol Eco Wind Co., Ltd.	Power generation	Korea	29.00%		3,089	3,196
Gurae Resident Power Co., Ltd.	Power generation	Korea	29.00%		386	395
Cheongju Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,858	5,465
Enel X Midland Photovoltaic, LLC	Power generation	Korea	20.00%		1,695	1,688
Geumsungsan Wind Power Co., Ltd.	Power generation	Korea	29.00%		6,531	6,053
KEPCO KPS Carabao Corp.	Utility plant maintenance	Philippines	40.00%		93	386
Prime Swedish Holding AB	Holding company	Sweden	45.00%		14,514	15,441
Goheung New Energy Co., Ltd.	Power generation	Korea	46.15%		12,959	11,708
Gunsan Land Solar Co., Ltd.(*20)	Power generation	Korea	75.29%		19,091	19,317
CapMan Lynx SCA, SICAR	Holding company	Luxembourg	50.00%		9,601	9,976
International Offshore Power Transmission Holding Company Limited	Undersea transmission network operation	UAE	35.00%		—	—
					2,069,491	2,239,011

				￦	5,129,326	7,471,384

(*1)	Due to changes in equity, the nominal and effective percentage of ownership are 20.47%.

(*2)
The effective percentage of ownership is less than 20%. However, the Company can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Company’s financial and operating policy of the board of directors.

F-10
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2021 and 2022 are as follows, continued:

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

F-10
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2021 and 2022 are as follows, continued:

2022
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Associates>
Korea Gas Corporation	Importing and wholesaling LNG	KOREA	20.47%	￦	94,500	2,085,296
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	KOREA	29.00%		4,727	31,078
YTN Co., Ltd.(*1)	Broadcasting	KOREA	21.43%		59,000	55,027
Gangwon Wind Power Co., Ltd.(*2)	Power generation	KOREA	15.00%		5,725	12,158
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	KOREA	29.00%		88,885	119,791
Korea Power Exchange(*3)	Management of power market and others	KOREA	100.00%		127,839	275,126
Taebaek Wind Power Co., Ltd.(*29)	Power generation	KOREA	60.00%		11,494	14,501
Taebaek Guinemi Wind Power Co., Ltd.(*29)	Power generation	KOREA	67.25%		12,637	13,049
Daeryun Power Co., Ltd.(*2)	Power generation	KOREA	6.85%		40,854	26,727
KNH Solar Co., Ltd.	Power generation	KOREA	27.00%		1,296	2,883
SPC Power Corporation(*30)	Power generation	PHILIPPINES	38.00%		20,635	70,868
Gemeng International Energy Co., Ltd.	Power generation	CHINA	34.00%		413,153	578,821
PT. Cirebon Electric Power	Power generation	INDONESIA	27.50%		40,365	135,114
KNOC Nigerian East Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd.(*4)	Resources development	NIGERIA	14.63%		12	—
PT Wampu Electric Power	Power generation	INDONESIA	46.00%		21,292	37,743
PT. Bayan Resources TBK	Resources development	INDONESIA	20.00%		615,860	684,719
S-Power Co., Ltd.	Power generation	KOREA	49.00%		132,300	141,128
Pioneer Gas Power Limited	Power generation	INDIA	38.50%		49,831	—
Eurasia Energy Holdings	Power generation and resources development	RUSSIA	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	LAOS	25.00%		87,426	115,584
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	INDONESIA	29.00%		2,978	3,597
Samcheok Eco Materials Co., Ltd.(*5)	Recycling fly ashes	KOREA	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	KOREA	29.00%		1,740	—
Goseong Green Power Co., Ltd.	Power generation	KOREA	29.00%		262,740	288,893
Gangneung Eco Power Co., Ltd.(*2)	Power generation	KOREA	1.61%		2,900	—
Shin Pyeongtaek Power Co., Ltd.	Power generation	KOREA	40.00%		72,000	133,823
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	KOREA	28.00%		194	278
Dongducheon Dream Power Co., Ltd.(*6)	Power generation	KOREA	33.61%		148,105	89,300
Jinbhuvish Power Generation Pvt. Ltd.(*2)	Power generation	INDIA	5.16%		9,000	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	KOREA	46.59%		5,190	1,555
GS Donghae Electric Power Co., Ltd.	Power generation	KOREA	34.00%		204,000	260,145
Daegu Photovoltaic Co., Ltd.	Power generation	KOREA	29.00%		1,230	2,849
Busan Green Energy Co., Ltd.	Power generation	KOREA	29.00%		5,243	4,395
Gunsan Bio Energy Co., Ltd.(*2)	Power generation	KOREA	18.87%		1,000	—
Hansuwon KNP Co., Ltd.	Electric material agency	KOREA	28.98%		537	280
Korea Electric Power Corporation Fund(*7)	Developing electric enterprises	KOREA	98.09%		23,113	28,842
Energy Infra Asset Management Co., Ltd.(*2)	Asset management	KOREA	9.90%		297	1,184
Daegu clean Energy Co., Ltd.	Renewable power generation	KOREA	28.00%		140	12
YaksuESS Co., Ltd.	Installing ESS related equipment	KOREA	29.00%		210	486
Nepal Water & Energy Development Company Private Limited (*8)	Construction and operation of utility plant	NEPAL	69.06%		70,228	69,940
Gwangyang Green Energy Co., Ltd.	Power generation	KOREA	20.00%		26,800	25,044
PND solar Co., Ltd.	Power generation	KOREA	29.00%		1,250	1,403
Hyundai Eco Energy Co., Ltd.(*2)	Power generation	KOREA	19.00%		3,610	7,631
YeongGwang Yaksu Wind Electric Co., Ltd.(*2)	Power generation	KOREA	9.63%		533	156
Green Energy Electricity Generation Co., Ltd.	Power generation	KOREA	29.00%		1,189	1,571

F-10
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2021 and 2022 are as follows, continued:

2022
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Associates>
Korea Energy Solutions Co., Ltd.	R & D	KOREA	20.00%	￦	300	93
ITR Co., Ltd.	R & D	KOREA	20.00%		50	—
Structure test network Co., Ltd.	Technical testing and consulting	KOREA	20.00%		25	366
Namjeongsusang Solar Power Operation Co., Ltd.(*9)	Power generation	KOREA	15.00%		969	373
Indeck Niles Development, LLC	Power generation	USA	50.00%		263,825	302,038
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	94
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	KOREA	49.00%		6,910	6,932
Suwon New Power Co., Ltd.	Power generation	KOREA	39.90%		798	919
Gwangbaek Solar Power Investment Co., Ltd.	Power generation	KOREA	44.00%		4,757	5,133
Go deok Clean Energy Co., Ltd.	Fuel cell generation	KOREA	40.00%		5,560	4,420
SureDataLab Co., Ltd.	R & D	KOREA	23.95%		126	177
SEP Co., Ltd.	R & D	KOREA	21.26%		27	—
Hankook Electric Power Information Co., Ltd. (*13)	R & D	KOREA	16.49%		38	220
Tronix Co., Ltd. (*13)	R & D	KOREA	12.50%		75	66
O2&B Global Co., Ltd.	R & D	KOREA	20.00%		25	36
Muan Sunshine Solar Power Plant Co., Ltd.	Power generation	KOREA	20.00%		1,570	2,562
Bigeum Resident Photovoltaic Power Co., Ltd.	Power generation	KOREA	29.90%		1	—
Goesan Solar Park Co., Ltd.	Power generation	KOREA	29.00%		1,276	2,591
Saemangeum Heemang Photovoltaic Co., Ltd.	Power generation	KOREA	35.00%		11,022	13,010
Bitgoel Eco Energy Co., Ltd.	Power generation	KOREA	49.25%		7,880	8,951
Jeju Gimnyeong Wind Power Co., Ltd.	Power generation	KOREA	30.00%		714	872
Seoroseoro Sunny Power Plant Co., Ltd.	Power generation	KOREA	42.58%		706	859
Muan Solar park Co., Ltd.	Power generation	KOREA	20.00%		4,400	7,838
YuDang Solar Co., Ltd.	Power generation	KOREA	20.00%		360	586
Anjwa Smart Farm & Solar City Co., Ltd.	Power generation	KOREA	20.00%		5,651	8,662
Daewon Green Energy Co., Ltd.	Power generation	KOREA	25.36%		3,910	4,485
G.GURU Co., Ltd.	R & D	KOREA	24.65%		493	300
UD4M Co., Ltd.(*10)	R & D	KOREA	12.50%		75	161
Dongbu Highway Solar Co., Ltd.	Power generation	KOREA	20.00%		190	352
Seobu Highway Solar Co., Ltd.	Power generation	KOREA	20.00%		195	316
Korea Energy Data Co., Ltd.	R & D	KOREA	29.37%		60	62
Gangneung Sacheon Fuel Cell Co., Ltd.	Power generation	KOREA	41.00%		5,695	4,277
KOSTURE Co., Ltd.(*2)	Coal recycling business	KOREA	0.82%		1	1
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	KOREA	34.00%		12,570	20,040
Chuncheon Green Energy Co., Ltd.	Power generation	KOREA	45.00%		9,540	9,155
Yeomsubong Wind Power Co., Ltd. (*11)	Power generation	KOREA	3.81%		95	62
Yeongyang Wind Power Corporation II	Power generation	KOREA	30.00%		7,965	7,461
Haeparang Energy Co., Ltd.	Power generation	KOREA	25.00%		2,241	2,188
Saemangeum Sebit Power Plant Co., Ltd.(*12)	Power generation	KOREA	63.33%		13,788	23,199
Boulder Solar III, LLC	Power generation	USA	30.00%		715	744
PlatformN. Co., Ltd.	R & D	KOREA	29.58%		105	84
PT. Cirebon Energi Prasarana (*9)	Power generation	INDONESIA	10.00%		26,710	69,035
Green Radiation Co., Ltd. (*13)	R & D	KOREA	10.00%		20	11
Future Convergence Technology Laboratory. Co., Ltd.	R & D	KOREA	20.12%		76	50
SC E&G. Co,. Ltd.	R & D	KOREA	20.00%		90	214
Wang San Engineering. Co,. Ltd.	R & D	KOREA	20.00%		81	166
ACE	R & D	KOREA	20.00%		20	20
Environment and Energy Co., Ltd. (*13)	R & D	KOREA	10.54%		11	10
Santiago Solar Power SpA	Power generation	CHILE	50.00%		13,851	13,373
Yanggu Floating Photovoltaic Power Plant Inc.	Power generation	KOREA	29.00%		904	903

					3,089,683	5,844,464

F-10
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2021 and 2022 are as follows, continued:

2022
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Joint ventures>
KEPCO-Uhde Inc.(*14)	Power generation	KOREA	52.80%	￦	11,355	17
Shuweihat Asia Power Investment B.V.	Holding company	NETHERLANDS	49.00%		44,405	66,452
Shuweihat Asia Operation & Maintenance Company(*14)	Maintenance of utility plant	CAYMAN	55.00%		30	1,631
Waterbury Lake Uranium L.P. (*15)	Resources development	CANADA	32.59%		26,602	21,750
ASM-BG Investicii AD	Power generation	BULGARIA	50.00%		9,846	14,555
RES Technology AD	Power generation	BULGARIA	50.00%		11,922	15,133
KV Holdings, Inc. (*30)	Power generation	PHILIPPINES	40.00%		2,103	9,659
KEPCO SPC Power Corporation(*14,30)	Construction and operation of utility plant	PHILIPPINES	75.20%		94,579	179,594
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	CHINA	40.00%		16,621	6,024
Datang Chifeng Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		121,928	191,982
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	CHINA	40.00%		39,872	44,398
Rabigh Electricity Company	Power generation	SAUDI ARABIA	40.00%		109,743	214,607
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	SAUDI ARABIA	40.00%		70	5,113
Jamaica Public Service Company Limited	Power generation	JAMAICA	40.00%		301,910	331,407
KW Nuclear Components Co., Ltd.	Manufacturing	KOREA	45.00%		833	17,090
Busan Shinho Solar Power Co., Ltd.	Power generation	KOREA	25.00%		2,100	6,719
Global Trade Of Power System Co., Ltd.(*16)	Exporting products and technology of small or medium business by proxy	KOREA	29.00%		290	698
Expressway Solar-light Power Generation Co., Ltd.(*17)	Power generation	KOREA	50.00%		1,856	4,754
Amman Asia Electric Power Company(*14)	Power generation	JORDAN	60.00%		111,476	220,254
KAPES, Inc.(*14)	R & D	KOREA	51.00%		5,629	—
Honam Wind Power Co., Ltd.	Power generation	KOREA	29.00%		3,480	4,819
Korea Power Engineering Service Co., Ltd.	Construction and service	KOREA	29.00%		290	5,543
Chun-cheon Energy Co., Ltd.	Power generation	KOREA	29.90%		52,700	32,044
Yeonggwangbaeksu Wind Power Co., Ltd.(*16)	Power generation	KOREA	15.00%		3,000	3,151
Nghi Son 2 Power LLC	Power generation	VIETNAM	50.00%		175,261	408,839
Kelar S.A.(*14)	Power generation	CHILE	65.00%		78,060	117,137
PT. Tanjung Power Indonesia	Power generation	INDONESIA	35.00%		57,039	92,907
Incheon New Power Co., Ltd.(*18)	Power generation	KOREA	29.00%		461	198
Seokmun Energy Co., Ltd.	Power generation	KOREA	29.00%		15,370	17,336
Daehan Wind Power PSC	Power generation	JORDAN	50.00%		7,493	13,923
Barakah One Company(*19)	Power generation	UAE	18.00%		118	—
Nawah Energy Company(*19)	Operation of utility plant	UAE	18.00%		296	315
Momentum	International thermonuclear experimental reactor construction management	FRANCE	33.33%		1	345
Daegu Green Power Co., Ltd.(*20)	Power generation	KOREA	29.00%		46,225	29,360
Yeonggwang Wind Power Co., Ltd.	Power generation	KOREA	46.00%		17,475	20,713
Chester Solar IV SpA	Power generation	CHILE	45.00%		1,700	181
Chester Solar V SpA	Power generation	CHILE	45.00%		525	156
Diego de Almagro Solar SpA	Power generation	CHILE	45.00%		2,091	540
South Jamaica Power Company Limited	Power generation	JAMAICA	20.00%		20,430	46,437
Daesan Green Energy Co., Ltd.	Power generation	KOREA	35.00%		17,850	19,218
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	85,370
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	55,172
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	3,350
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	6,599
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	2,333
Laurel SpA	Power generation	CHILE	45.00%		1,222	554
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd(*16)	Power generation	AUSTRALIA	12.37%		4,095	3,651
Chile Solar JV SpA	Power generation	CHILE	50.00%		12,674	9,819
Cheong-Song Noraesan Wind Power Co., Ltd.(*15)	Power generation	KOREA	29.01%		3,200	4,263
Chester Solar I SpA	Power generation	CHILE	45.00%		1,181	1,314
Solar Philippines Calatagan Corporation	Power generation	PHILIPPINES	38.00%		47,903	56,902
Saemangeum Solar Power Co., Ltd.(*21)	Power generation	KOREA	81.01%		26,400	23,551
Chungsongmeon BongSan wind power Co., Ltd.(*16)	Power generation	KOREA	29.00%		2,900	3,470

F-10
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2021 and 2022 are as follows, continued:

2022
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Joint ventures>
Jaeun Resident Wind Power Plant Co., Ltd.(*16)	Power generation	KOREA	29.00%	￦	2,494	2,236
DE Energia SpA	Power generation	CHILE	49.00%		8,364	9,536
Dangjin Eco Power Co., Ltd.	Power generation	KOREA	34.00%		25,661	26,859
Haemodum Solar Co., Ltd.	Power generation	KOREA	49.00%		2,940	3,367
Yangyang Wind Power Co., Ltd.	Power generation	KOREA	50.00%		12,000	10,864
HORUS SOLAR, S.A. DE C.V. (*22)	Renewable power generation	MEXICO	14.95%		5,068	6,976
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V. (*22)	Renewable power generation	MEXICO	14.95%		3,678	4,899
SUNMEX RENOVABLES, S.A. DE C.V. (*22)	Renewable power generation	MEXICO	14.95%		1,678	1,657
Stavro Holding II A.B.	Holding company	SWEDEN	20.00%		18,566	17,171
Solaseado Solar Power Co., Ltd.	Power generation	KOREA	39.00%		7,020	16,233
Yeongam Solar Power Co., Ltd. (*16)	Power generation	KOREA	19.00%		6,460	9,879
Samsu Wind Power Co., Ltd. (*16)	Power generation	KOREA	19.00%		2,637	3,205
Pulau Indah Power Plant Sdn. Bhd.	Power generation	MALAYSIA	25.00%		23,833	26,814
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Holding company	KOREA	29.53%		20,061	21,723
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream (*14)	Holding company	KOREA	90.00%		15,012	15,587
PT Barito Wahana Tenaga	Power generation	INDONESIA	30.61%		59,574	137,047
Cheongna Energy Co., Ltd.(*21)	Generating and distributing vapor and hot/cold water	KOREA	50.10%		49,344	10,758
Naepo Green Energy Co., Ltd.	Power generation	KOREA	29.20%		29,200	—
Dayone Energy Co., Ltd.(*23)	Power generation	KOREA	30.66%		71,070	—
OneEnergy Asia Limited	Power generation	VIETNAM	40.00%		115,949	172,218
KAS Investment I LLC(*15)	Holding company	USA	29.89%		23,437	18,247
KAS Investment II LLC(*15)	Holding company	USA	29.89%		23,343	18,173
Energyco Co., Ltd.	Power generation	KOREA	29.00%		1,659	2,190
CAES, LLC	Holding company	USA	36.00%		19,414	20,805
Hapcheon Floating Photovoltaic Power Plant Inc.(*16)	Power generation	KOREA	49.00%		7,512	8,471
Busan Industrial Solar Power Co., Ltd.	Power generation	KOREA	28.02%		510	1,168
Bitsolar Energy Co., Ltd.	Power generation	KOREA	27.10%		352	352
Pulau Indah O&M Sdn. Bhd.(*24)	Power generation	MALAYSIA	60.00%		—	—
Guadalupe Solar SpA(*24)	Power generation	CHILE	60.00%		1,397	913
Omisan Wind Power Co., Ltd.	Power generation	KOREA	42.00%		10,752	10,411
Foresight Iberian Solar Group Holding, S.L.(*24)	Power generation	SPAIN	75.00%		11,465	10,565
Yeongwol Eco Wind Co., Ltd.	Power generation	KOREA	29.00%		3,089	3,155
Gurae Resident Power Co., Ltd.	Power generation	KOREA	29.00%		386	391
Cheongju Eco Park Co., Ltd.	Power generation	KOREA	29.00%		5,858	10,490
Enel X Midland Photovoltaic, LLC	Power generation	KOREA	20.00%		1,695	1,856
Geumsungsan Wind Power Co., Ltd.	Power generation	KOREA	29.00%		6,531	3,493
KEPCO KPS CARABAO Corp.(*18)	Utility plant maintenance	PHILIPPINES	40.00%		93	177
Prime Swedish Holding AB	Holding company	SWEDEN	45.00%		35,410	36,245
Goheung New Energy Co., Ltd.	Power generation	KOREA	46.15%		12,959	11,832
Gunsan Land Solar Co., Ltd.(*24)	Power generation	KOREA	75.29%		19,091	27,544
CapMan Lynx SCA, SICAR	Holding company	LUXEMBOURG	50.00%		9,601	—
International Offshore Power Transmission Holding Company Limited	Undersea transmission network operation	UAE	35.00%		—	—
Pyeongchang Wind Power Co., Ltd. (*28)	Power generation	KOREA	58.00%		9,329	14,464
Eumseong Eco Park Co., Ltd.	Power generation	KOREA	29.00%		5,741	5,557
Songsan Green Energy Co., Ltd. (*15)	Fuel cell generation	KOREA	25.00%		1,400	1,387
Changwon Nu-ri Energy Co., Ltd. (*15)	Fuel cell generation	KOREA	33.33%		500	497
Hasami Wind Farm Corporation	Power generation	KOREA	29.00%		1,596	1,589
PungBack Wind Farm Corporation (*26)	Power generation	KOREA	32.89%		7,885	6,743
Trumbull Asset Management, LLC (*27)	Holding company	USA	78.00%		—	246
S-Power Chile SpA	Power generation	CHILE	50.00%		127	127
Seungmun Green Energy	Power generation	KOREA	33.00%		8,973	9,054
Seobusambo highway photovoltaics Co., Ltd. (*25)	Power generation	KOREA	80.00%		3,020	3,066
					2,332,579	3,147,584

				￦	5,422,262	8,992,048

F-10
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2021 and 2022 are as follows, continued:

(*1)
The Company is planning to sell its investments in YTN Co., Ltd. based on the resolution of the Board of Directors on November 23, 2022, but investments in YTN Co., Ltd. are not classified as assets held-for-sale as the Company hasn’t started the active selling procedures as of December 31, 2022.

(*2)
The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(*3)
The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*4)
The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Group has significant financial transactions, which can affect its significant influence on the entity.

(*5)	Although the nominal percentage of ownership is 2.35%, the effective percentage of ownership is 25.54%, considering redeemable convertible preferred stock as a liability component.

(*6)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.

(*7)
The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*8)
The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*9)
The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group excercises significant influence over the decisions related to finance and operation.

(*10)
The effective percentage of ownership is 14.29% due to the acquisition of treasury stocks. The effective percentage of ownership is less than 20%. However, the Group excercises significant influence over the decisions related to finance and operation by virtue of right to nominate directors to the board of directors of the entity.

(*11)
The effective percentage of ownership decreased due to the disproportionate paid-in capital increase, and the effective percentage of ownership is less than 20%. However, the Group excercises significant influence over all decisions related to finance and operation.

(*12)
The effective percentage of ownership decreased due to the disproportionate paid-in capital increase during the year ended December 31, 2022. The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*13)	The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group excercises significant influence over the entity.

(*14)
The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

(*15)	The effective percentage of ownership is less than 50%. However, the entity is classified as a joint venture, because all consent was required to make decisions on related activities.

(*16)	According to the shareholders’ agreement, the parties have joint control over all decisions related to finance and operation. Accordingly, the entity is classified as joint ventures.

(*17)	The effective percentage of ownership increased due to the disproportionate capital reduction of financial investors during the year ended December 31, 2022.

(*18)
The joint arrangement which the Group has joint control is structured through a separate company. The parties have joint control over the joint arrangement are classified as joint ventures, judging that they have rights to the net assets of the arrangement.

(*19)	The effective percentage of ownership is less than 20%. However, decisions in relevant actitvities must be agreed by ownership parties. Accordingly, the entity is classified as joint ventures.

F-10
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2021 and 2022 are as follows, continued:

(*20)	Although the nominal percentage of ownership is 29%, the effective percentage of ownership is 54.24%, considering the interest of financial investors as a liability component.

(*21)	The effective percentage of ownership is more than 50%. However, decisions in relevant actitvities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

(*22)
The effective percentage of ownership is less than 20%. However, according to the shareholders’ agreement, decisions related pricipal operation must be agreed by all ownership parties. Accordingly, the Group can exercise significant influence.

(*23)
According to the Dayone Energy Co., Ltd. Investment Agreement signed in March 2011, the Group has a commitment to guarantee principal and certain returns on shares of Dayone Energy Co., Ltd. held by NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation. Since NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation have put option regarding their share of the entity, the Group was deemed to have acquired an additional 15.64% stake. As a result, the effective percentage of ownership is 46.3% in the current and prior period. In accordance with shareholders’ agreement signed during the current period, the Group has joint control with other investors in making important financial and operation decisions, so it has been reclassified from an associate to a joint venture.

(*24)	The effective percentage of ownership is more than 50%. However, decisions in relevant actitvities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

(*25)
Due to the changes in the agreement, the Group lost its control over the entity. Accordingly, the entity is reclassified to a joint venture from a subsidiary. Although the effective percentage of ownership is more than 50%, decisions in relevant actitvities must be agreed by all members of the board of directors.

(*26)	The effective percentage of ownership is 37%, considering potential common stock.

(*27)
The effective percentage of ownership is more than 50%. However, decisions in relevant actitvities must be agreed by all members of the board of directors. Accordingly, the entity is classified as a joint venture.

(*28)
After addtional acquisition of the shares, the effective percentage of ownership is more than 50%. However, decisions in relevant actitvities must be agreed by all members of the board of directors. Accordingly, the entity is classified as a joint venture.

(*29)
After addtional acquisition of the shares, the effective percentage of ownership is more than 50%. However, the Group does not hold control over relevant business while it exercises significant influence by participating in the board of directors by the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*30)	The Company is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation, KV Holdings, Inc. and time or proceeds of sales are not specified as of December 31, 2022.

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of December 31, 2021 and 2022 are as follows:

Investees		2021	2022
		In millions of won
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	￦	115,339	80,454
Korea Gas Corporation(*)		738,990	684,180
YTN Co., Ltd.		26,550	50,220
SPC Power Corporation		203,589	134,814
PT. Bayan Resources TBK		1,495,801	1,132,601

(*)
An indicator of impairment has been identified for the Company’s investment in Korea Gas Corporation (“KOGAS”) for the years ended December 31, 2021 and 2022 as management determined that the carrying amount of the investment in KOGAS at ￦1,815,513 million and ￦2,085,296 million respectively were significantly higher than its fair value. Accordingly, management has assessed the recoverable amount of the investment by estimating the Company’s share of the present value of the estimated future cash flows expected to be generated by KOGAS. The carrying amount of KOGAS as at December 31, 2021 and 2022 are supported by the recoverable amount determination and as such, no impairment has been recognized for the years ended December 31, 2021 and 2022.

F-10
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of December 31, 2021 and 2022 are as follows, continued:

The recoverable amount estimate is most sensitive to assumptions regarding long-term revenue forecasts as well as the discount rate:

•	Revenue forecasts: price and volume of gas sold are based on the long-term natural gas supply and demand programs approved by the Ministry of Trade, Industry & Energy.

•
Discount rate: the discount rate is derived using the weighted average cost of capital methodology adjusted for any risks that are not reflected in the underlying cash flows. A real post-tax discount rate of 4.90% and 5.20% was applied to post-tax cash flows respectively as at December 31, 2021 and 2022.

Changes in circumstances may affect the assumptions used to determine recoverable amount and could result in an impairment of KOGAS at future reporting dates.

F-10
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2021 and 2022 are as follows:

2021
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Korea Gas Corporation	￦	1,647,325	—	—	—	209,357	13,017	(54,186)	1,815,513
Korea Electric Power Industrial Development Co., Ltd.		25,630	—	—	(1,966)	378	—	575	24,617
YTN Co., Ltd.		40,549	—	—	(270)	11,192	22	335	51,828
Gangwon Wind Power Co., Ltd.		11,443	—	—	(1,703)	814	—	—	10,554
Hyundai Green Power Co., Ltd.		132,774	—	—	(8,888)	(562)	(1,346)	(23)	121,955
Korea Power Exchange		269,122	—	—	—	(10)	—	616	269,728
Taebaek Wind Power Co., Ltd.		6,392	—	—	—	408	—	—	6,800
Taebaek Guinemi Wind Power Co., Ltd.		3,087	—	—	—	270	—	—	3,357
Pyeongchang Wind Power Co., Ltd.		5,027	—	—	—	384	—	—	5,411
Daeryun Power Co., Ltd.		26,353	—	—	—	(927)	—	—	25,426
Changjuk Wind Power Co., Ltd.		7,867	—	—	(449)	937	—	—	8,355
KNH Solar Co., Ltd.		2,436	—	—	—	(158)	—	—	2,278
SPC Power Corporation		69,912	—	—	(20,468)	5,311	10,291	—	65,046
Gemeng International Energy Co., Ltd.		679,708	—	—	(11,886)	(154,930)	82,326	—	595,218
PT. Cirebon Electric Power		117,811	—	—	(18,253)	10,679	1,396	10,336	121,969
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(14)	(938)	952	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(15)	(862)	877	—
PT Wampu Electric Power		27,865	—	—	—	3,196	1,355	2,661	35,077
PT. Bayan Resources TBK		425,234	—	—	(68,666)	267,874	36,885	(38)	661,289
S-Power Co., Ltd.		110,292	—	—	—	12,437	57	—	122,786
Pioneer Gas Power Limited		—	—	—	—	—	—	—	—
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		64,570	—	—	—	19,306	8,565	—	92,441
Hadong Mineral Fiber Co., Ltd.		—	—	—	—	—	—	—	—
PT. Mutiara Jawa		1,780	—	—	—	630	159	—	2,569
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		4,197	—	—	—	(389)	—	—	3,808
Goseong Green Power Co., Ltd.		2,186	259,840	—	—	(1,168)	—	—	260,858
Gangneung Eco Power Co., Ltd.		2,368	—	—	—	(80)	—	—	2,288
Shin Pyeongtaek Power Co., Ltd.		69,591	—	—	—	23,476	—	7	93,074
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		210	—	—	—	13	—	—	223
Dongducheon Dream Power Co., Ltd.		80,637	—	—	—	(6,439)	—	—	74,198
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		2,165	—	—	—	(461)	—	—	1,704
GS Donghae Electric Power Co., Ltd.		244,426	—	—	(15,640)	14,972	—	14	243,772
Daegu Photovoltaic Co., Ltd.		2,066	—	—	(206)	482	—	—	2,342
Busan Green Energy Co., Ltd.		8,778	—	—	—	(3,750)	—	4	5,032
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		576	—	—	—	(283)	—	957	1,250
Hansuwon KNP Co., Ltd.		200	—	—	—	19	—	—	219
Korea Electric Power Corporation Fund		41,926	—	(3,090)	—	9,065	82	—	47,983
Energy Infra Asset Management Co., Ltd.		938	—	—	—	128	—	—	1,066
Daegu clean Energy Co., Ltd.		12	—	—	—	—	—	—	12
YaksuESS Co., Ltd.		454	—	—	—	262	—	—	716
Nepal Water & Energy Development Company Private Limited		42,677	19,960	—	—	(616)	4,312	—	66,333
Gwangyang Green Energy Co., Ltd.		926	24,800	—	—	(138)	(122)	—	25,466
PND Solar Co., Ltd.		1,149	—	—	—	80	—	—	1,229
Hyundai Eco Energy Co., Ltd.		4,250	—	—	—	1,322	—	—	5,572
YeongGwang Yaksu Wind Electric Co., Ltd.		312	—	—	—	(79)	—	—	233
Green Energy Electricity Generation Co., Ltd.		25	—	—	—	1,688	—	—	1,713
Korea Energy Solutions Co., Ltd.		197	—	—	—	(74)	—	—	123
ITR Co., Ltd.		40	—	—	—	(8)	—	—	32

F-1
09

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2021 and 2022 are as follows, continued:

2021
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Structure test network Co., Ltd.	￦	27	—	—	—	279	—	—	306
Namjeongsusang Solar Power Operation Co., Ltd.		103	—	—	—	258	—	—	361
Indeck Niles Development, LLC		20,627	222,551	—	—	(13,160)	6,652	9,603	246,273
Indeck Niles Asset Management, LLC		101	—	—	—	567	—	(557)	111
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		7,326	—	(188)	—	399	—	(399)	7,138
Suwon New Power Co., Ltd.		1,054	—	—	—	(5)	(14)	—	1,035
KPGE Inc.		287	—	—	—	22	—	—	309
Gwangbaek Solar Power Investment Co., Ltd.		4,682	—	—	—	124	—	—	4,806
Go deok Clean Energy Co., Ltd.		960	3,730	—	—	(333)	(55)	—	4,302
SureDataLab Co., Ltd.		85	—	—	—	43	—	—	128
SEP Co., Ltd.		14	—	—	—	(7)	—	—	7
Hankook Electric Power Information Co., Ltd.		139	—	—	—	22	—	—	161
Tronix Co., Ltd.		119	—	—	—	(10)	—	—	109
O2&B Global Co., Ltd.		22	—	—	—	13	—	—	35
Muan Sunshine Solar Power Plant Co., Ltd.		1,096	—	—	—	172	—	—	1,268
Bigeum Resident Photovoltaic Power Co., Ltd.		—	—	—	—	—	—	—	—
Jeju SolarOne Co., Ltd.		159	45	(206)	—	(1)	—	3	—
Goesan Solar Park Co., Ltd.		1,684	—	—	—	249	(6)	—	1,927
Saemangeum Heemang Photovoltaic Co., Ltd.		11,022	—	—	—	(784)	—	—	10,238
Bitgoel Eco Energy Co., Ltd.		29	4,611	—	—	(261)	(23)	—	4,356
Jeju Gimnyeong Wind Power Co., Ltd.		1,578	—	—	—	(665)	(2)	—	911
Seoroseoro Sunny Power Plant Co., Ltd.		230	476	—	—	15	—	—	721
Muan Solar Park Co., Ltd.		4,180	220	—	—	1,683	—	—	6,083
YuDang Solar Co., Ltd.		360	—	—	—	205	—	—	565
Anjwa Smart Farm & Solar City Co., Ltd.		5,510	141	—	—	1,133	—	—	6,784
Daewon Green Energy Co., Ltd.		3,910	—	—	—	(33)	—	—	3,877
G.GURU Co., Ltd.		—	493	—	—	(90)	—	—	403
UD4M Co., Ltd.		—	75	—	—	217	—	(148)	144
Dongbu Highway Solar Co., Ltd.		—	—	—	—	74	—	191	265
Seobu Highway Solar Co., Ltd.		—	—	—	—	94	—	195	289
Korea Energy Data Co., Ltd.		—	60	—	—	2	—	—	62
Gangneung Sacheon Fuel Cell Co., Ltd.		—	1,950	—	—	(72)	—	—	1,878
Kosture Co., Ltd.		—	—	—	—	—	—	—	—
Digital Innovation Growth Fund		—	10,000	—	—	(110)	—	—	9,890
Taebaek Gadeoksan Wind Power Co., Ltd.		—	—	—	—	2,532	—	13,963	16,495
Chuncheon Green Energy Co., Ltd.		—	3,400	—	—	(28)	—	—	3,372
Yeomsubong Wind Power Co., Ltd.		—	95	—	—	—	—	—	95
Yeongyang Wind Power Corporation II		—	7,965	—	—	—	—	—	7,965
Haeparang Energy Co., Ltd.		—	2,241	—	—	—	—	—	2,241
Saemangeum Sebit Power Plant Co., Ltd.		—	6,000	—	—	—	—	—	6,000

		4,250,787	568,653	(3,484)	(148,395)	417,123	161,751	(14,062)	5,232,373

<Joint ventures>
KEPCO-Uhde Inc.		100	—	—	—	(42)	—	—	58
Shuweihat Asia Power Investment B.V.		13,264	—	—	(2,467)	4,564	21,708	—	37,069
Shuweihat Asia Operation & Maintenance Company		1,057	—	—	(881)	1,101	103	—	1,380
Waterbury Lake Uranium L.P.		19,797	—	—	—	—	1,793	—	21,590
ASM-BG Investicii AD		18,200	—	—	(2,703)	2,700	495	—	18,692
RES Technology AD		15,930	—	—	(676)	1,116	333	—	16,703
KV Holdings, Inc.		2,405	—	—	(901)	962	61	—	2,527
KEPCO SPC Power Corporation		201,663	—	—	(35,763)	37,073	(3,994)	—	198,979
Gansu Datang Yumen Wind Power Co., Ltd.		6,530	—	—	—	(619)	724	—	6,635

F-11
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2021 and 2022 are as follows, continued:

2021
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Joint ventures>
Datang Chifeng Renewable Power Co., Ltd.	￦	188,478	—	—	(14,191)	9,342	20,958	—	204,587
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		42,530	—	—	(2,884)	1,562	3,009	—	44,217
Rabigh Electricity Company		97,157	—	—	(7,221)	17,896	35,846	—	143,678
Rabigh Operation & Maintenance Company Limited		3,813	—	—	(4,085)	3,489	854	—	4,071
Jamaica Public Service Company Limited		266,221	—	—	(4,578)	12,963	23,820	(3,777)	294,649
KW Nuclear Components Co., Ltd.		11,171	—	—	(833)	5,396	—	—	15,734
Busan Shinho Solar Power Co., Ltd.		5,378	—	—	(352)	815	—	—	5,841
Global Trade Of Power System Co., Ltd.		546	—	—	—	51	—	—	597
Expressway Solar-light Power Generation Co., Ltd.		2,896	—	—	—	188	—	—	3,084
Amman Asia Electric Power Company		161,253	—	—	(27,428)	18,487	26,367	—	178,679
KAPES, Inc.		—	—	—	—	—	—	—	—
Honam Wind Power Co., Ltd.		3,887	—	—	—	154	—	—	4,041
Jeongam Wind Power Co., Ltd.		4,620	5,808	(10,741)	—	313	—	—	—
Korea Power Engineering Service Co., Ltd.		5,362	—	—	—	206	—	(153)	5,415
Chun-cheon Energy Co., Ltd.		27,518	—	—	—	(1,622)	—	—	25,896
Yeonggwangbaeksu Wind Power Co., Ltd.		3,124	—	—	—	(396)	—	—	2,728
Nghi Son 2 Power LLC		—	—	—	—	—	—	—	—
Kelar S.A.		71,449	—	—	—	2,121	6,416	6,709	86,695
PT. Tanjung Power Indonesia		33,063	—	—	—	5,027	9,029	(573)	46,546
Incheon New Power Co., Ltd.		—	—	—	—	—	—	—	—
Seokmun Energy Co., Ltd.		14,814	—	—	—	(972)	—	—	13,842
Daehan Wind Power PSC		—	—	—	—	3,791	1,363	—	5,154
Barakah One Company		—	—	—	—	—	—	—	—
Nawah Energy Company		270	—	—	—	—	24	—	294
Momentum		565	—	—	(569)	368	4	—	368
Daegu Green Power Co., Ltd.		23,045	—	—	—	982	—	27	24,054
Yeonggwang Wind Power Co., Ltd.		17,256	—	—	—	390	—	—	17,646
Chester Solar IV SpA		1,064	—	—	—	(1,083)	(36)	55	—
Chester Solar V SpA		277	—	—	—	(269)	2	15	25
Diego de Almagro Solar SpA		1,490	—	—	—	(1,095)	(123)	90	362
South Jamaica Power Company Limited		31,897	—	—	—	2,515	2,949	(1)	37,360
Daesan Green Energy Co., Ltd.		22,552	—	—	—	(1,308)	—	—	21,244
RE Holiday Holdings LLC		68,809	—	—	(9,577)	6,299	7,636	—	73,167
RE Pioneer Holdings LLC		49,639	—	—	(14,199)	5,556	6,019	—	47,015
RE Barren Ridge 1 Holdings LLC		4,466	—	—	(1,365)	(3,162)	1,944	—	1,883
RE Astoria 2 LandCo LLC		5,230	—	—	(337)	619	486	—	5,998
RE Barren Ridge LandCo LLC		1,847	—	—	(140)	240	173	—	2,120
Laurel SpA		1,092	—	—	—	(798)	(71)	67	290
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		4,129	—	—	—	(111)	(393)	—	3,625
Chile Solar JV SpA		34,883	—	—	—	831	(3,257)	—	32,457
Cheong-Song Noraesan Wind Power Co., Ltd.		3,453	—	—	—	653	—	—	4,106
Chester Solar I SpA		1,621	—	—	—	(430)	(195)	124	1,120
Solar Philippines Calatagan Corporation		49,017	—	—	(5,961)	5,961	9,214	—	58,231
Saemangeum Solar Power Co., Ltd.		24,292	1	—	—	(354)	—	—	23,939
Chungsongmeon BongSan wind power Co., Ltd.		4,124	—	—	—	(316)	—	—	3,808
Jaeun Resident Wind Power Plant Co., Ltd.		2,195	—	—	—	(237)	—	—	1,958
DE Energia SpA		8,187	—	—	—	—	734	—	8,921
Dangjin Eco Power Co., Ltd.		25,523	—	—	—	274	312	—	26,109
Haemodum Solar Co., Ltd.		3,065	—	—	—	16	—	—	3,081
Yangyang Wind Power Co., Ltd.		10,485	1,200	—	—	(488)	(6)	—	11,191
Horus Solar, S.A. De C.V.		3,394	—	—	—	2,396	52	—	5,842
Recursos Solares PV De Mexico II, S.A. DE C.V.		3,660	—	—	—	766	110	—	4,536

F-11
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2021 and 2022 are as follows, continued:

2021
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Joint ventures>
Sunmex Renovables, S.A. De C.V.	￦	240	1,371	—	—	(49)	48	—	1,610
Stavro Holding II A.B.		9,277	8,684	—	—	(55)	(271)	(8)	17,627
Solaseado Solar Power Co., Ltd.		9,915	—	—	—	(24)	—	—	9,891
Yeongam Solar Power Co., Ltd.		6,042	—	—	—	796	—	—	6,838
Samsu Wind Power Co., Ltd.		2,607	—	—	—	221	—	—	2,828
Pulau Indah Power Plant Sdn. Bhd.		11,204	12,264	—	—	(519)	(850)	—	22,099
Sam-Yang Photovoltaic Power Co., Ltd.		5,535	—	—	—	(542)	—	—	4,993
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		22,242	—	(969)	(1,727)	1,910	—	—	21,456
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		16,129	—	—	—	159	—	—	16,288
PT Barito Wahana Tenaga		63,029	140	—	—	4,194	14,232	—	81,595
Cheongna Energy Co., Ltd.		4,940	—	—	—	6,258	—	—	11,198
Naepo Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Dayone Energy Co., Ltd.		—	—	—	—	—	—	—	—
OneEnergy Asia Limited		56,654	20,262	—	—	(1,138)	3,922	—	79,700
KAS Investment I LLC		23,437	—	—	—	(6,876)	(1,288)	—	15,273
KAS Investment II LLC		23,343	—	—	—	(6,515)	(1,615)	—	15,213
Energyco Co., Ltd.		1,659	—	—	—	(60)	(64)	—	1,535
CAES, LLC		17,626	—	—	(1,009)	(331)	850	1,299	18,435
Hapcheon Floating Photovoltaic Power Plant Inc.		1,890	5,622	—	—	(541)	—	—	6,971
Busan Industrial Solar Power Co., Ltd.		510	—	—	—	102	—	—	612
Bitsolar Energy Co., Ltd.		352	—	—	—	—	—	—	352
Pulau Indah O&M Sdn. Bhd.		—	—	—	—	—	—	—	—
Guadalupe Solar SpA		—	1,397	—	—	(672)	(66)	—	659
Omisan Wind Power Co., Ltd.		—	10,752	—	—	(119)	—	—	10,633
Foresight Iberian Solar Group Holding, S.L.		—	—	—	—	72	—	9,671	9,743
Yeongwol Eco Wind Co., Ltd.		—	3,089	—	—	122	(15)	—	3,196
Gurae Resident Power Co., Ltd.		—	386	—	—	12	(3)	—	395
Cheongju Eco Park Co., Ltd.		—	5,858	—	—	(393)	—	—	5,465
Enel X Midland Photovoltaic, LLC		—	1,695	—	—	(7)	—	—	1,688
Geumsungsan Wind Power Co., Ltd.		—	6,531	—	—	(478)	—	—	6,053
KEPCO KPS Carabao Corp.		—	93	—	—	293	—	—	386
Prime Swedish Holding AB		—	8,155	—	—	22	1,060	6,204	15,441
Taebaek Gadeoksan Wind Power Co., Ltd.		13,362	—	—	—	762	—	(14,124)	—
Goheung New Energy Co., Ltd.		—	12,959	—	—	(1,251)	—	—	11,708
Gunsan Land Solar Co., Ltd.		—	19,091	—	—	324	(98)	—	19,317
CapMan Lynx SCA, SICAR		—	9,601	—	—	375	—	—	9,976
International Offshore Power Transmission Holding Company Limited		—	—	—	—	—	—	—	—

		1,919,746	134,959	(11,710)	(139,847)	139,933	190,305	5,625	2,239,011

	￦	6,170,533	703,612	(15,194)	(288,242)	557,056	352,056	(8,437)	7,471,384

F-11
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2021 and 2022 are as follows, continued:

2022
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Korea Gas Corporation	￦	1,815,513	—	—	(51,559)	305,638	7,746	7,958	2,085,296
Korea Electric Power Industrial Development Co., Ltd.		24,617	—	—	(1,872)	3,807	—	4,526	31,078
YTN Co., Ltd.		51,828	—	—	(450)	1,565	(34)	2,118	55,027
Gangwon Wind Power Co., Ltd.		10,554	—	—	(1,420)	3,024	—	—	12,158
Hyundai Green Power Co., Ltd.		121,955	—	—	(4,008)	1,770	1,345	(1,271)	119,791
Korea Power Exchange		269,728	—	—	—	772	—	4,626	275,126
Taebaek Wind Power Co., Ltd.		6,800	7,684	—	(825)	842	—	—	14,501
Taebaek Guinemi Wind Power Co., Ltd.		3,357	9,217	—	—	475	—	—	13,049
Pyeongchang Wind Power Co., Ltd.		5,411	5,454	—	(100)	3,695	—	(14,460)	—
Daeryun Power Co., Ltd.		25,426	—	—	—	429	1	871	26,727
Changjuk Wind Power Co., Ltd.		8,355	11,862	—	(1,350)	817	—	(19,684)	—
KNH Solar Co., Ltd.		2,278	—	—	—	606	(1)	—	2,883
SPC Power Corporation		65,046	—	—	(2,694)	1,188	7,330	(2)	70,868
Gemeng International Energy Co., Ltd.		595,218	—	—	—	(233)	(16,164)	—	578,821
PT. Cirebon Electric Power		121,969	—	—	(10,659)	14,776	704	8,324	135,114
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(11)	(787)	798	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(10)	(724)	734	—
PT Wampu Electric Power		35,077	—	—	(5,551)	5,848	54	2,315	37,743
PT. Bayan Resources TBK		661,289	—	—	(515,139)	531,528	7,041	—	684,719
S-Power Co., Ltd.		122,786	—	—	—	18,342	—	—	141,128
Pioneer Gas Power Limited		—	—	—	—	—	—	—	—
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		92,441	—	—	—	15,582	7,561	—	115,584
PT. Mutiara Jawa		2,569	—	—	—	1,197	(169)	—	3,597
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		3,808	—	—	—	(3,824)	—	16	—
Goseong Green Power Co., Ltd.		260,858	—	—	—	27,992	—	43	288,893
Gangneung Eco Power Co., Ltd.		2,288	—	—	—	(2,288)	—	—	—
Shin Pyeongtaek Power Co., Ltd.		93,074	—	—	—	40,713	—	36	133,823
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		223	—	—	—	55	—	—	278
Dongducheon Dream Power Co., Ltd.		74,198	—	—	—	15,086	—	16	89,300
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		1,704	—	—	—	(149)	—	—	1,555
GS Donghae Electric Power Co., Ltd.		243,772	—	—	—	15,717	—	656	260,145
Daegu Photovoltaic Co., Ltd.		2,342	—	—	(268)	775	—	—	2,849
Busan Green Energy Co., Ltd.		5,032	—	—	—	(667)	—	30	4,395
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		1,250	—	(1,293)	—	43	—	—	—
Hansuwon KNP Co., Ltd.		219	—	—	—	61	—	—	280
Korea Electric Power Corporation Fund		47,983	—	(25,297)	—	7,966	(1,810)	—	28,842
Energy Infra Asset Management Co., Ltd.		1,066	—	—	—	118	—	—	1,184
Daegu clean Energy Co., Ltd.		12	—	—	—	—	—	—	12
YaksuESS Co., Ltd.		716	—	—	—	(230)	—	—	486
Nepal Water & Energy Development Company Private Limited		66,333	—	—	—	(923)	4,530	—	69,940
Gwangyang Green Energy Co., Ltd.		25,466	—	—	—	(422)	—	—	25,044
PND solar Co., Ltd.		1,229	—	—	—	174	—	—	1,403
Hyundai Eco Energy Co., Ltd.		5,572	—	—	—	2,058	1	—	7,631
YeongGwang Yaksu Wind Electric Co., Ltd.		233	—	—	—	143	—	(220)	156
Green Energy Electricity Generation Co., Ltd.		1,713	—	—	—	(142)	—	—	1,571
Korea Energy Solutions Co., Ltd.		123	—	—	—	(30)	—	—	93
ITR Co., Ltd.		32	—	—	—	(32)	—	—	—
Structure test network Co., Ltd.		306	—	—	—	60	—	—	366

F-11
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2021 and 2022 are as follows, continued:

2022
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Namjeongsusang Solar Power Operation Co., Ltd.	￦	361	—	—	—	12	—	—	373
Indeck Niles Development, LLC		246,273	—	(4,289)	—	21,975	21,840	16,239	302,038
Indeck Niles Asset Management, LLC		111	—	—	(497)	472	—	8	94
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		7,138	—	(202)	(392)	389	(1)	—	6,932
Suwon New Power Co., Ltd.		1,035	—	—	—	(116)	—	—	919
KPGE Inc.		309	—	(317)	—	8	—	—	—
Gwangbaek Solar Power Investment Co., Ltd.		4,806	—	—	—	327	—	—	5,133
Go deok Clean Energy Co., Ltd.		4,302	—	—	—	118	—	—	4,420
SureDataLab Co., Ltd.		128	—	—	—	49	—	—	177
SEP Co., Ltd.		7	—	—	—	(7)	—	—	—
Hankook Electric Power Information Co., Ltd.		161	—	—	—	121	—	(62)	220
Tronix Co., Ltd.		109	—	—	—	(37)	—	(6)	66
O2&B Global Co., Ltd.		35	—	—	—	1	—	—	36
Muan Sunshine Solar Power Plant Co., Ltd.		1,268	—	—	—	1,294	—	—	2,562
Bigeum Resident Photovoltaic Power Co., Ltd.		—	—	—	—	—	—	—	—
Goesan Solar Park Co., Ltd.		1,927	—	—	—	664	—	—	2,591
Saemangeum Heemang Photovoltaic Co., Ltd.		10,238	—	—	—	2,772	—	—	13,010
Bitgoel Eco Energy Co., Ltd.		4,356	3,240	—	—	1,355	—	—	8,951
Jeju Gimnyeong Wind Power Co., Ltd.		911	—	—	—	(39)	—	—	872
Seoroseoro Sunny Power Plant Co., Ltd.		721	—	—	—	138	—	—	859
Muan Solar park Co., Ltd.		6,083	—	—	(600)	2,377	(22)	—	7,838
YuDang Solar Co., Ltd.		565	—	—	(160)	181	—	—	586
Anjwa Smart Farm & Solar City Co., Ltd.		6,784	—	—	—	1,878	—	—	8,662
Daewon Green Energy Co., Ltd.		3,877	—	—	—	608	—	—	4,485
G.GURU Co., Ltd.		403	—	—	—	(103)	—	—	300
UD4M Co., Ltd.		144	—	—	—	17	—	—	161
Dongbu Highway Solar Co., Ltd.		265	—	—	—	87	—	—	352
Seobu Highway Solar Co., Ltd.		289	—	—	—	27	—	—	316
Korea Energy Data Co., Ltd.		62	—	—	—	—	—	—	62
Gangneung Sacheon Fuel Cell Co., Ltd.		1,878	3,745	—	—	(1,310)	(36)	—	4,277
KOSTURE Co., Ltd.		—	1	—	—	—	—	—	1
Digital Innovation Growth Fund		9,890	—	—	—	(204)	—	(9,686)	—
Taebaek Gadeoksan Wind Power Co., Ltd.		16,495	—	—	(1,784)	5,644	—	(315)	20,040
Chuncheon Green Energy Co., Ltd.		3,372	6,140	—	—	(357)	—	—	9,155
Yeomsubong Wind Power Co., Ltd.		95	—	—	—	(40)	—	7	62
Yeongyang Wind Power Corporation II		7,965	—	—	—	(504)	—	—	7,461
Haeparang Energy Co., Ltd.		2,241	—	—	—	(53)	—	—	2,188
Saemangeum Sebit Power Plant Co., Ltd.		6,000	7,788	—	—	4,855	—	4,556	23,199
Boulder Solar III, LLC		—	715	—	—	—	—	29	744
PlatformN. Co., Ltd.		—	105	—	—	(21)	—	—	84
PT. Cirebon Energi Prasarana		—	24,052	—	—	35,315	6,963	2,705	69,035
Green Radiation Co., Ltd.		—	—	—	—	(9)	—	20	11
Future Convergence Technology Laboratory. Co., Ltd.		—	76	—	—	(26)	—	—	50
SC E&G. Co,. Ltd.		—	90	—	—	124	—	—	214
Wang San Engineering. Co,. Ltd.		—	81	—	—	85	—	—	166
ACE		—	20	—	—	—	—	—	20
Environment and Energy Co., Ltd.		—	11	—	—	(1)	—	—	10
Santiago Solar Power SpA		—	13,853	—	—	(379)	(100)	(1)	13,373
Yanggu Floating Photovoltaic Power Plant Inc.		—	903	—	—	—	—	—	903

		5,232,373	95,037	(31,398)	(599,328)	1,091,588	45,268	10,924	5,844,464

F-11
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2021 and 2022 are as follows, continued:

2022
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Joint ventures>
KEPCO-Uhde Inc.	￦	58	—	—	—	(43)	—	2	17
Shuweihat Asia Power Investment B.V.		37,069	—	—	(3,545)	(1,303)	34,231	—	66,452
Shuweihat Asia Operation & Maintenance Company		1,380	—	—	(995)	1,154	92	—	1,631
Waterbury Lake Uranium L.P.		21,590	—	—	—	1	159	—	21,750
ASM-BG Investicii AD		18,692	—	(6,255)	(2,395)	2,979	1,534	—	14,555
RES Technology AD		16,703	—	(3,673)	(333)	1,427	1,009	—	15,133
KV Holdings, Inc.		2,527	—	—	(394)	7,747	(221)	—	9,659
KEPCO SPC Power Corporation		198,979	—	—	(34,280)	27,591	(12,696)	—	179,594
Gansu Datang Yumen Wind Power Co., Ltd.		6,635	—	—	—	(464)	(147)	—	6,024
Datang Chifeng Renewable Power Co., Ltd.		204,587	—	—	(8,732)	2,849	(6,722)	—	191,982
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		44,217	—	—	(2,694)	3,936	(1,061)	—	44,398
Rabigh Electricity Company		143,678	—	—	(11,447)	31,523	50,853	—	214,607
Rabigh Operation & Maintenance Company Limited		4,071	—	—	(2,735)	3,866	(89)	—	5,113
Jamaica Public Service Company Limited		294,649	—	—	(7,752)	28,541	19,494	(3,525)	331,407
KW Nuclear Components Co., Ltd.		15,734	—	—	(833)	2,189	—	—	17,090
Busan Shinho Solar Power Co., Ltd.		5,841	—	—	(478)	1,356	—	—	6,719
Global Trade Of Power System Co., Ltd.		597	—	—	—	101	—	—	698
Expressway Solar-light Power Generation Co., Ltd.		3,084	—	—	—	1,670	—	—	4,754
Amman Asia Electric Power Company		178,679	—	—	(19,350)	23,442	37,483	—	220,254
KAPES, Inc.		—	—	—	—	—	—	—	—
Honam Wind Power Co., Ltd.		4,041	—	—	(174)	952	—	—	4,819
Korea Power Engineering Service Co., Ltd.		5,415	—	—	(86)	145	—	69	5,543
Chun-cheon Energy Co., Ltd.		25,896	—	—	—	6,148	—	—	32,044
Yeonggwangbaeksu Wind Power Co., Ltd.		2,728	—	—	—	423	—	—	3,151
Nghi Son 2 Power LLC		—	172,480	—	—	51,218	185,141	—	408,839
Kelar S.A.		86,695	—	—	—	3,695	21,241	5,506	117,137
PT. Tanjung Power Indonesia		46,546	30,147	—	(6,104)	4,645	18,323	(650)	92,907
Incheon New Power Co., Ltd.		—	—	—	—	198	—	—	198
Seokmun Energy Co., Ltd.		13,842	—	—	—	3,494	—	—	17,336
Daehan Wind Power PSC		5,154	—	—	—	2,446	6,323	—	13,923
Barakah One Company		—	—	—	—	—	—	—	—
Nawah Energy Company		294	—	—	—	1	20	—	315
Momentum		368	—	—	(369)	345	1	—	345
Daegu Green Power Co., Ltd.		24,054	—	—	—	5,079	—	227	29,360
Yeonggwang Wind Power Co., Ltd.		17,646	—	—	—	3,067	—	—	20,713
Chester Solar IV SpA		—	—	—	—	202	(17)	(4)	181
Chester Solar V SpA		25	—	—	—	129	3	(1)	156
Diego de Almagro Solar SpA		362	—	—	—	154	2	22	540
South Jamaica Power Company Limited		37,360	—	—	—	6,625	2,452	—	46,437
Daesan Green Energy Co., Ltd.		21,244	—	—	—	(2,030)	—	4	19,218
RE Holiday Holdings LLC		73,167	—	—	(2,288)	2,526	11,965	—	85,370
RE Pioneer Holdings LLC		47,015	—	—	(1,337)	(275)	9,769	—	55,172
RE Barren Ridge 1 Holdings LLC		1,883	—	—	(1,625)	(2,886)	5,978	—	3,350
RE Astoria 2 LandCo LLC		5,998	—	—	(388)	571	418	—	6,599
RE Barren Ridge LandCo LLC		2,120	—	—	(160)	225	148	—	2,333
Laurel SpA		290	—	—	—	245	3	16	554
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		3,625	—	—	—	26	—	—	3,651
Chile Solar JV SpA		32,457	—	(24,894)	—	159	2,097	—	9,819
Cheong-Song Noraesan Wind Power Co., Ltd.		4,106	—	—	(672)	832	—	(3)	4,263
Chester Solar I SpA		1,120	—	—	—	120	(1)	75	1,314
Solar Philippines Calatagan Corporation		58,231	—	—	(1,710)	6,081	(5,700)	—	56,902
Saemangeum Solar Power Co., Ltd.		23,939	—	—	—	(388)	—	—	23,551
Chungsongmeon BongSan wind power Co., Ltd.		3,808	—	—	—	(338)	—	—	3,470
Jaeun Resident Wind Power Plant Co., Ltd.		1,958	—	—	—	278	—	—	2,236
DE Energia SpA		8,921	—	—	—	—	615	—	9,536

F-11
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2021 and 2022 are as follows, continued:

2022
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Joint ventures>
Dangjin Eco Power Co., Ltd.	￦	26,109	—	—	—	233	513	4	26,859
Haemodum Solar Co., Ltd.		3,081	—	—	—	286	—	—	3,367
Yangyang Wind Power Co., Ltd.		11,191	—	—	—	(327)	—	—	10,864
HORUS SOLAR, S.A. DE C.V.		5,842	—	—	—	841	293	—	6,976
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		4,536	—	—	—	68	295	—	4,899
SUNMEX RENOVABLES, S.A. DE C.V.		1,610	—	—	—	(151)	198	—	1,657
Stavro Holding II A.B.		17,627	952	—	—	157	(1,687)	122	17,171
Solaseado Solar Power Co., Ltd.		9,891	—	—	—	6,342	—	—	16,233
Yeongam Solar Power Co., Ltd.		6,838	—	—	—	3,041	—	—	9,879
Samsu Wind Power Co., Ltd.		2,828	—	—	—	377	—	—	3,205
Pulau Indah Power Plant Sdn. Bhd.		22,099	—	—	—	1,681	3,034	—	26,814
Sam-Yang Photovoltaic Power Co., Ltd.		4,993	—	—	—	(123)	—	(4,870)	—
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		21,456	485	(406)	(1,415)	1,603	—	—	21,723
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		16,288	—	(687)	—	(14)	—	—	15,587
PT Barito Wahana Tenaga		81,595	39	—	—	13,352	42,061	—	137,047
Cheongna Energy Co., Ltd.		11,198	—	—	—	(440)	—	—	10,758
Naepo Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Dayone Energy Co., Ltd.		—	—	—	—	—	—	—	—
OneEnergy Asia Limited		79,700	39,033	—	—	(18,294)	71,779	—	172,218
KAS Investment I LLC		15,273	—	—	—	2,426	548	—	18,247
KAS Investment II LLC		15,213	—	—	—	2,082	878	—	18,173
Energyco Co., Ltd.		1,535	—	—	—	655	—	—	2,190
CAES, LLC		18,435	—	—	(217)	(198)	1,756	1,029	20,805
Hapcheon Floating Photovoltaic Power Plant Inc.		6,971	—	—	—	1,500	—	—	8,471
Busan Industrial Solar Power Co., Ltd.		612	—	—	—	556	—	—	1,168
Bitsolar Energy Co., Ltd.		352	—	—	—	—	—	—	352
Pulau Indah O&M Sdn. Bhd.		—	—	—	—	—	—	—	—
Guadalupe Solar SpA		659	—	—	—	221	33	—	913
Omisan Wind Power Co., Ltd.		10,633	—	—	—	(222)	—	—	10,411
Foresight Iberian Solar Group Holding, S.L.		9,743	1,781	—	—	(1,016)	3	54	10,565
Yeongwol Eco Wind Co., Ltd.		3,196	—	—	—	(41)	—	—	3,155
Gurae Resident Power Co., Ltd.		395	—	—	—	(4)	—	—	391
Cheongju Eco Park Co., Ltd.		5,465	—	—	—	5,025	—	—	10,490
Enel X Midland Photovoltaic, LLC		1,688	—	—	—	168	—	—	1,856
Geumsungsan Wind Power Co., Ltd.		6,053	—	—	—	(2,560)	—	—	3,493
KEPCO KPS CARABAO Corp.		386	—	—	(104)	(105)	—	—	177
Prime Swedish Holding AB		15,441	20,896	—	—	(261)	—	169	36,245
Goheung New Energy Co., Ltd.		11,708	—	—	—	124	—	—	11,832
Gunsan Land Solar Co., Ltd.		19,317	—	—	—	8,220	7	—	27,544
CapMan Lynx SCA, SICAR		9,976	—	—	—	(10,195)	5,173	(4,954)	—
International Offshore Power Transmission Holding Company Limited		—	—	—	—	—	—	—	—
Pyeongchang Wind Power Co., Ltd.		—	—	—	—	—	—	14,464	14,464
Eumseong Eco Park Co., Ltd.		—	5,741	—	—	(184)	—	—	5,557
Songsan Green Energy Co., Ltd.		—	1,400	—	—	(13)	—	—	1,387

F-11
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2021 and 2022 are as follows, continued:

2022
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Joint ventures>
Changwon Nu-ri Energy Co., Ltd.	￦	—	500	—	—	(3)	—	—	497
Hasami Wind Farm Corporation		—	1,596	—	—	(7)	—	—	1,589
PungBack Wind Farm Corporation		—	7,884	—	—	(1,141)	—	—	6,743
Trumbull Asset Management, LLC		—	—	—	—	252	(1)	(5)	246
S-Power Chile SpA		—	127	—	—	—	—	—	127
Seungmun Green Energy		—	8,973	—	—	120	(39)	—	9,054
Seobusambo highway photovoltaics Co., Ltd.		—	(1)	—	—	—	—	3,067	3,066

		2,239,011	292,033	(35,915)	(112,612)	246,705	507,544	10,818	3,147,584

	￦	7,471,384	387,070	(67,313)	(711,940)	1,338,293	552,812	21,742	8,992,048

F-11
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2021 and 2022 are as follows:

2022
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
Korea Gas Corporation (*1)	￦	62,424,983	52,014,243	51,724,287	1,497,008
Korea Electric Power Industrial Development Co., Ltd.		148,112	40,946	336,333	15,434
YTN Co., Ltd.		364,115	107,324	152,187	7,250
Gangwon Wind Power Co., Ltd.		86,758	6,029	40,130	20,163
Hyundai Green Power Co., Ltd.		773,998	360,926	105,374	5,010
Korea Power Exchange		311,691	36,564	118,501	1,036
Taebaek Wind Power Co., Ltd.		27,562	3,394	7,565	551
Taebaek Guinemi Wind Power Co., Ltd.		44,036	28,709	6,793	1,906
Daeryun Power Co., Ltd.		1,201,510	799,370	472,211	4,999
KNH Solar Co., Ltd.		13,584	2,905	4,348	2,173
SPC Power Corporation		254,951	26,417	80,630	25,614
Gemeng International Energy Co., Ltd.		7,796,180	5,460,183	3,183,398	11,637
PT. Cirebon Electric Power		691,311	199,987	287,261	53,730
KNOC Nigerian East Oil Co., Ltd.		26,491	109,974	—	(72)
KNOC Nigerian West Oil Co., Ltd.		28,537	105,292	—	(72)
PT Wampu Electric Power		209,815	127,764	21,773	12,713
PT. Bayan Resources TBK		4,994,538	2,518,129	6,076,844	3,042,123
S-Power Co., Ltd.		937,067	646,411	1,091,425	37,104
Pioneer Gas Power Limited		271,340	477,127	—	(46,290)
Eurasia Energy Holdings		648	1,156	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,371,292	904,907	174,693	61,020
PT. Mutiara Jawa		26,024	13,622	15,421	4,912
Samcheok Eco Materials Co., Ltd.		24,952	1,609	11,907	(1,127)
Noeul Green Energy Co., Ltd.		82,611	101,472	23,493	(31,970)
Goseong Green Power Co., Ltd.		5,518,258	4,516,607	1,999,825	26,981
Gangneung Eco Power Co., Ltd.		4,907,872	4,900,408	435,755	(142,387)
Shin Pyeongtaek Power Co., Ltd.		1,203,406	839,568	957,062	100,554
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,788	802	558	200
Dongducheon Dream Power Co., Ltd.		1,521,089	1,219,018	2,240,175	43,072
Jinbhuvish Power Generation Pvt. Ltd.		60,477	12,489	—	—
Daejung Offshore Wind Power Co., Ltd.		5,350	2,013	—	(228)
GS Donghae Electric Power Co., Ltd.		2,130,287	1,365,156	1,053,112	46,226
Daegu Photovoltaic Co., Ltd.		13,254	3,431	4,755	2,914
Busan Green Energy Co., Ltd.		168,588	153,432	72,290	(7,409)
Gunsan Bio Energy Co., Ltd.		8,397	29,524	—	(649)
Hansuwon KNP Co., Ltd.		1,887	368	2,149	210
Korea Electric Power Corporation Fund		29,530	130	8,034	7,854
Energy Infra Asset Management Co., Ltd.		12,874	918	4,954	1,354
Daegu clean Energy Co., Ltd.		368	324	—	(1)
YaksuESS Co., Ltd.		5,984	4,314	851	(146)
Nepal Water & Energy Development Company Private Limited		241,061	141,199	70,923	(1,364)
Gwangyang Green Energy Co., Ltd.		170,390	45,260	—	(1,923)
PND solar Co., Ltd.		36,174	31,868	5,940	217
Hyundai Eco Energy Co., Ltd.		181,566	142,533	29,209	10,270
YeongGwang Yaksu Wind Electric Co., Ltd.		40,712	39,924	6,628	1,480
Green Energy Electricity Generation Co., Ltd.		75,033	72,300	1,404	(488)
Korea Energy Solutions Co., Ltd.		843	377	437	(185)
ITR Co., Ltd.		446	472	188	(190)
Structure test network Co., Ltd.		1,948	383	732	202
Namjeongsusang Solar Power Operation Co., Ltd.		55,616	53,261	7,724	83
Indeck Niles Development, LLC		1,178,303	762,139	302,041	(22,541)
Indeck Niles Asset Management, LLC		299	16	1,863	1,136
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		14,356	210	826	796
Suwon New Power Co., Ltd.		2,142	164	—	11

F-1
18

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2021 and 2022 are as follows, continued:

2022
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
Gwangbaek Solar Power Investment Co., Ltd.	￦	307,864	296,915	10,270	743
Go deok Clean Energy Co., Ltd.		71,431	60,382	—	(1,101)
SureDataLab Co., Ltd.		879	140	938	203
SEP Co., Ltd.		38	103	—	(98)
Hankook Electric Power Information Co., Ltd.		2,334	997	1,797	392
Tronix Co., Ltd.		2,880	2,354	1,938	(226)
O2&B Global Co., Ltd.		419	238	220	5
Muan Sunshine Solar Power Plant Co., Ltd.		142,911	132,573	19,591	6,467
Bigeum Resident Photovoltaic Power Co., Ltd.		107,690	109,229	—	(537)
Goesan Solar Park Co., Ltd.		52,235	43,299	7,642	2,292
Saemangeum Heemang Photovoltaic Co., Ltd.		160,695	125,635	29,543	6,481
Bitgoel Eco Energy Co., Ltd.		85,236	66,987	10,054	3,229
Jeju Gimnyeong Wind Power Co., Ltd.		63,471	60,564	12,231	(130)
Seoroseoro Sunny Power Plant Co., Ltd.		7,015	5,045	1,157	247
Muan Solar park Co., Ltd.		225,894	188,329	36,081	11,339
YuDang Solar Co., Ltd.		22,073	19,144	3,997	957
Anjwa Smart Farm & Solar City Co., Ltd.		278,806	239,581	42,477	9,672
Daewon Green Energy Co., Ltd.		141,974	124,460	45,095	4,037
G.GURU Co., Ltd.		1,228	12	478	(423)
UD4M Co., Ltd.		1,322	197	1,109	59
Dongbu Highway Solar Co., Ltd.		17,935	16,426	2,901	439
Seobu Highway Solar Co., Ltd.		18,236	16,655	3,052	138
Korea Energy Data Co., Ltd.		339	128	308	5
Gangneung Sacheon Fuel Cell Co., Ltd.		108,688	98,470	—	(2,720)
KOSTURE Co., Ltd.		180	24	293	32
Taebaek Gadeoksan Wind Power Co., Ltd.		197,944	139,004	31,534	19,406
Chuncheon Green Energy Co., Ltd.		159,151	138,925	—	(858)
Yeomsubong Wind Power Co., Ltd.		4,369	2,829	—	(859)
Yeongyang Wind Power Corporation II		104,821	86,984	—	(1,678)
Haeparang Energy Co., Ltd.		19,394	10,721	—	(211)
Saemangeum Sebit Power Plant Co., Ltd.		167,822	131,383	23,159	7,742
Boulder Solar III, LLC		1,896	—	—	—
PlatformN. Co., Ltd.		379	94	486	(70)
PT. Cirebon Energi Prasarana		3,361,288	2,670,941	319,986	36,451
Green Radiation Co., Ltd.		111	34	89	(93)
Future Convergence Technology Laboratory. Co., Ltd.		551	302	9	(130)
SC E&G. Co,. Ltd.		1,199	131	1,048	609
Wang San Engineering. Co,. Ltd.		1,275	447	754	499
ACE		100	—	—	—
Environment and Energy Co., Ltd.		93	—	—	(7)
Santiago Solar Power SpA		56,138	29,390	—	(2,943)
Yanggu Floating Photovoltaic Power Plant Inc.		3,115	—	—	—
<Joint ventures>
KEPCO-Uhde Inc.		48	15	—	(84)
Shuweihat Asia Power Investment B.V.		135,646	29	—	(2,660)
Shuweihat Asia Operation & Maintenance Company		3,037	71	3,013	2,099
Waterbury Lake Uranium L.P.		66,706	117	—	—
ASM-BG Investicii AD		72,999	43,889	16,056	6,230
RES Technology AD		62,345	32,079	11,205	3,018
KV Holdings, Inc.		24,149	1	1	353
KEPCO SPC Power Corporation		267,904	29,082	253,145	44,751
Gansu Datang Yumen Wind Power Co., Ltd.		67,651	52,592	10,048	(1,161)
Datang Chifeng Renewable Power Co., Ltd.		835,331	355,377	140,343	42,889
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		168,680	57,685	29,459	4,919

F-1
19

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2021 and 2022 are as follows, continued:

2022
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Joint ventures>
Rabigh Electricity Company	￦	2,520,946	1,855,836	322,108	65,550
Rabigh Operation & Maintenance Company Limited		23,664	10,882	32,572	9,176
Jamaica Public Service Company Limited		2,310,611	1,515,361	1,499,897	69,458
KW Nuclear Components Co., Ltd.		40,381	2,013	16,968	6,755
Busan Shinho Solar Power Co., Ltd.		36,868	9,991	10,543	5,424
Global Trade Of Power System Co., Ltd.		5,628	3,222	8,434	351
Expressway Solar-light Power Generation Co., Ltd.		14,248	4,740	3,711	1,654
Amman Asia Electric Power Company		759,885	392,795	28,665	39,090
KAPES, Inc.		82,943	45,068	20,006	3,797
Honam Wind Power Co., Ltd.		34,028	17,522	8,781	3,283
Korea Power Engineering Service Co., Ltd.		20,931	1,817	9,176	500
Chun-cheon Energy Co., Ltd.		629,202	521,212	585,223	19,940
Yeonggwangbaeksu Wind Power Co., Ltd.		80,042	59,070	14,150	2,764
Nghi Son 2 Power LLC		3,652,801	2,835,123	589,023	102,436
Kelar S.A.		689,802	514,085	107,577	943
PT. Tanjung Power Indonesia		730,239	464,791	99,169	13,619
Incheon New Power Co., Ltd.		2,633	755	4,497	1,244
Seokmun Energy Co., Ltd.		212,509	152,731	61,513	12,064
Daehan Wind Power PSC		145,065	117,219	17,958	5,524
Barakah One Company		33,587,352	34,422,965	498,129	(444,338)
Nawah Energy Company		338,883	337,134	395,580	3
Momentum		7,315	6,280	30,864	1,036
Daegu Green Power Co., Ltd.		551,431	459,881	516,254	9,364
Yeonggwang Wind Power Co., Ltd.		233,695	189,737	31,221	6,700
Chester Solar IV SpA		12,728	12,469	1,521	(174)
Chester Solar V SpA		4,364	4,315	520	83
Diego de Almagro Solar SpA		15,908	14,946	1,877	(288)
South Jamaica Power Company Limited		521,558	289,359	314,064	33,348
Daesan Green Energy Co., Ltd.		245,826	190,918	101,689	(6,641)
RE Holiday Holdings LLC		351,243	180,503	22,671	3,022
RE Pioneer Holdings LLC		263,232	152,888	15,701	369
RE Barren Ridge 1 Holdings LLC		226,504	100,436	11,740	(903)
RE Astoria 2 LandCo LLC		13,517	319	1,004	913
RE Barren Ridge LandCo LLC		4,761	95	389	357
Laurel SpA		11,221	10,447	1,424	54
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		29,517	74	—	(260)
Chile Solar JV SpA		75,246	55,609	7,842	6,425
Cheong-Song Noraesan Wind Power Co., Ltd.		55,948	41,464	7,988	1,916
Chester Solar I SpA		13,246	10,933	1,094	(221)
Solar Philippines Calatagan Corporation		113,327	36,756	17,728	10,194
Saemangeum Solar Power Co., Ltd.		35,890	6,817	—	(479)
Chungsongmeon BongSan wind power Co., Ltd.		81,030	75,207	—	(1,120)
Jaeun Resident Wind Power Plant Co., Ltd.		89,756	82,047	—	(190)
DE Energia SpA		48,350	62,481	5,959	(1,109)
Dangjin Eco Power Co., Ltd.		98,714	20,721	4,185	700
Haemodum Solar Co., Ltd.		22,974	16,103	2,556	581
Yangyang Wind Power Co., Ltd.		107,471	85,829	—	(634)
HORUS SOLAR, S.A. DE C.V.		156,436	133,714	5,568	5,628
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		173,262	155,009	468	457
SUNMEX RENOVABLES, S.A. DE C.V.		129,502	118,449	—	(1,008)
Stavro Holding II A.B.		85,883	27	—	61
Solaseado Solar Power Co., Ltd.		363,492	325,262	51,198	16,301
Yeongam Solar Power Co., Ltd.		329,714	281,791	44,568	8,563
Samsu Wind Power Co., Ltd.		71,123	54,254	10,118	1,987

F-12
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2021 and 2022 are as follows, continued:

2022
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Joint ventures>
Pulau Indah Power Plant Sdn. Bhd.	￦	760,536	675,853	797	6,723
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		71,851	74	4,850	5,431
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,341	22	38	(10)
PT Barito Wahana Tenaga		447,688	—	—	49,471
Cheongna Energy Co., Ltd.		385,935	368,340	100,200	(889)
Naepo Green Energy Co., Ltd.		448,309	499,528	8,905	(34,347)
Dayone Energy Co., Ltd.		470,677	530,304	278,363	(12,893)
OneEnergy Asia Limited		1,039,987	673,223	—	16,041
KAS Investment I LLC		61,907	861	1,603	6,998
KAS Investment II LLC		61,661	861	1,592	6,967
Energyco Co., Ltd.		56,996	52,304	7,898	2,258
CAES, LLC		49,676	6	—	(547)
Hapcheon Floating Photovoltaic Power Plant Inc.		78,768	61,561	12,705	3,061
Busan Industrial Solar Power Co., Ltd.		21,149	18,016	3,190	901
Bitsolar Energy Co., Ltd.		78,779	83,324	9,557	261
Pulau Indah O&M Sdn. Bhd.		—	—	—	—
Guadalupe Solar SpA		10,148	8,790	924	(43)
Omisan Wind Power Co., Ltd.		142,274	117,881	—	(519)
Foresight Iberian Solar Group Holding, S.L.		94,181	81,997	—	(1,365)
Yeongwol Eco Wind Co., Ltd.		87,856	83,281	—	(144)
Gurae Resident Power Co., Ltd.		11,649	10,467	—	(19)
Cheongju Eco Park Co., Ltd.		152,139	116,639	66,260	17,319
Enel X Midland Photovoltaic, LLC		10,289	1,010	1,684	837
Geumsungsan Wind Power Co., Ltd.		125,324	115,196	—	(1,770)
KEPCO KPS CARABAO Corp.		2,025	1,582	611	(327)
Prime Swedish Holding AB		77,942	114	—	(577)
Goheung New Energy Co., Ltd.		136,682	113,393	—	(1,591)
Gunsan Land Solar Co., Ltd.		158,371	121,785	28,828	12,154
CapMan Lynx SCA, SICAR		112,718	102,810	504	(16,780)
International Offshore Power Transmission Holding Company Limited		4,680	71,468	—	(68,093)
Pyeongchang Wind Power Co., Ltd.		70,599	45,661	14,524	3,693
Eumseong Eco Park Co., Ltd.		136,909	119,736	—	(636)
Songsan Green Energy Co., Ltd.		5,500	—	—	(69)
Changwon Nu-ri Energy Co., Ltd.		1,490	—	—	(10)
Hasami Wind Farm Corporation		3,100	—	—	(23)
PungBack Wind Farm Corporation		46,957	31,667	—	(3,089)
Trumbull Asset Management, LLC		316	—	656	323
S-Power Chile SpA		2,430	2,450	1,334	22
Seungmun Green Energy		46,283	18,843	—	367
Seobusambo highway photovoltaics Co., Ltd.		8,286	4,453	217	265

(*1)	The profit for the year ended December 31, 2022 is reduced by the associate entity’s net income (loss) attributable to non-controlling interests.

F-12
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2021 and 2022 are as follows, continued:

2021
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
Korea Gas Corporation (*1)	￦	43,669,902	34,550,567	27,520,756	950,757
Korea Electric Power Industrial Development Co., Ltd.		158,163	73,278	312,705	7,233
YTN Co., Ltd.		367,950	126,062	137,439	51,044
Gangwon Wind Power Co., Ltd.		71,153	1,121	19,623	5,433
Hyundai Green Power Co., Ltd.		812,287	391,754	101,818	(280)
Korea Power Exchange		331,640	61,912	110,075	492
Taebaek Wind Power Co., Ltd.		30,375	3,176	5,744	1,588
Taebaek Guinemi Wind Power Co., Ltd.		43,411	29,985	5,910	1,371
Pyeongchang Wind Power Co., Ltd.		69,939	48,295	10,087	1,537
Daeryun Power Co., Ltd.		757,157	476,152	188,193	(10,232)
Changjuk Wind Power Co., Ltd.		29,539	1,690	6,213	3,265
KNH Solar Co., Ltd.		13,859	5,423	3,222	805
SPC Power Corporation		242,058	18,535	54,042	35,441
Gemeng International Energy Co., Ltd.		8,151,333	5,976,164	2,511,377	(404,570)
PT. Cirebon Electric Power		697,614	254,089	273,650	39,965
KNOC Nigerian East Oil Co., Ltd.		24,693	102,722	—	(99)
KNOC Nigerian West Oil Co., Ltd.		26,625	98,360	—	(99)
PT Wampu Electric Power		209,172	132,917	20,294	7,102
PT. Bayan Resources TBK		2,884,474	743,452	3,264,057	1,456,893
S-Power Co., Ltd.		856,963	603,519	608,259	24,998
Pioneer Gas Power Limited		282,577	438,366	—	(36,864)
Eurasia Energy Holdings		606	1,082	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,321,406	947,430	161,686	76,996
PT. Mutiara Jawa		24,355	15,498	10,958	2,835
Samcheok Eco Materials Co., Ltd.		26,545	1,854	14,281	1,237
Noeul Green Energy Co., Ltd.		109,354	96,222	36,029	(1,269)
Goseong Green Power Co., Ltd.		5,483,090	4,508,569	988,933	124,639
Gangneung Eco Power Co., Ltd.		4,001,681	3,851,537	—	(4,188)
Shin Pyeongtaek Power Co., Ltd.		1,028,028	764,551	653,117	57,202
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,823	1,033	426	46
Dongducheon Dream Power Co., Ltd.		1,398,244	1,139,521	750,127	(16,685)
Jinbhuvish Power Generation Pvt. Ltd.		62,926	12,995	—	—
Daejung Offshore Wind Power Co., Ltd.		5,321	1,664	—	(149)
GS Donghae Electric Power Co., Ltd.		2,149,060	1,432,083	760,323	44,035
Daegu Photovoltaic Co., Ltd.		13,046	4,970	3,519	1,621
Busan Green Energy Co., Ltd.		163,016	145,664	45,088	(10,843)
Gunsan Bio Energy Co., Ltd.		8,503	28,981	—	(1,496)
Korea Electric Vehicle Charging Service		13,351	6,207	13,808	(1,022)
Hansuwon KNP Co., Ltd.		1,409	100	836	64
Korea Electric Power Corporation Fund		49,150	237	9,773	9,534
Energy Infra Asset Management Co., Ltd.		11,196	426	4,703	1,306
Daegu clean Energy Co., Ltd.		368	324	—	(1)
YaksuESS Co., Ltd.		6,999	4,535	1,715	903
Nepal Water & Energy Development Company Private Limited		153,184	58,545	—	(642)
Gwangyang Green Energy Co., Ltd.		128,375	1,136	—	(688)
PND Solar Co., Ltd.		37,152	33,444	5,078	(128)
Hyundai Eco Energy Co., Ltd.		186,309	158,111	25,762	6,921
YeongGwang Yaksu Wind Electric Co., Ltd.		40,484	41,176	7,066	(914)
Green Energy Electricity Generation Co., Ltd.		75,664	72,442	2,796	(58)
Korea Energy Solutions Co., Ltd.		654	40	228	(347)
ITR Co., Ltd.		529	372	135	(29)
Structure test network Co., Ltd.		1,665	400	1,451	1,134
Namjeongsusang Solar Power Operation Co., Ltd.		56,376	54,104	7,095	(1,280)
Indeck Niles Development, LLC		1,051,557	729,078	—	(25,184)
Indeck Niles Asset Management, LLC		347	13	2,232	1,135

F-12
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2021 and 2022 are as follows, continued:

2021
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	￦	14,778	211	848	815
Suwon New Power Co., Ltd.		1,997	30	—	2
KPGE Inc.		1,086	20	709	77
Gwangbaek Solar Power Investment Co., Ltd.		320,001	309,796	14,615	125
Go deok Clean Energy Co., Ltd.		65,566	54,811	—	(2,482)
SureDataLab Co., Ltd.		612	79	733	205
SEP Co., Ltd.		132	100	—	(2)
Hankook Electric Power Information Co., Ltd.		1,512	876	1,887	229
Tronix Co., Ltd.		1,002	455	2,228	89
O2&B Global Co., Ltd.		231	54	345	3
Muan Sunshine Solar Power Plant Co., Ltd.		142,858	138,987	15,582	(156)
Bigeum Resident Photovoltaic Power Co., Ltd.		22,159	23,158	—	(608)
Goesan Solar Park Co., Ltd.		52,443	45,799	6,388	836
Saemangeum Heemang Photovoltaic Co., Ltd.		157,298	130,158	902	(2,237)
Bitgoel Eco Energy Co., Ltd.		51,471	36,450	—	(900)
Jeju Gimnyeong Wind Power Co., Ltd.		65,754	62,716	6,915	(2,085)
Seoroseoro Sunny Power Plant Co., Ltd.		5,833	4,186	469	36
Muan Solar Park Co., Ltd.		226,920	198,132	30,990	8,639
YuDang Solar Co., Ltd.		22,430	19,604	3,452	626
Anjwa Smart Farm & Solar City Co., Ltd.		278,981	249,143	37,691	5,996
Daewon Green Energy Co., Ltd.		131,218	116,100	18	(130)
G.GURU Co., Ltd.		1,644	8	58	(346)
UD4M Co., Ltd.		1,359	205	1,004	196
Dongbu Highway Solar Co., Ltd.		18,794	17,721	2,394	163
Seobu Highway Solar Co., Ltd.		19,828	18,384	2,647	315
Korea Energy Data Co., Ltd.		238	27	86	6
Gangneung Sacheon Fuel Cell Co., Ltd.		2,758	3	—	(123)
Kosture Co., Ltd.		150	26	166	11
Digital Innovation Growth Fund		12,857	—	4	(143)
Taebaek Gadeoksan Wind Power Co., Ltd.		166,172	124,570	22,773	8,732
Chuncheon Green Energy Co., Ltd.		4,901	20	—	(101)
Yeomsubong Wind Power Co., Ltd.		400	396	—	(17)
Yeongyang Wind Power Corporation II		28,972	9,456	—	(1,233)
Haeparang Energy Co., Ltd.		9,566	681	—	(2)
Saemangeum Sebit Power Plant Co., Ltd.		105,259	96,963	—	(190)

<Joint ventures>
KEPCO-Uhde Inc.		128	14	—	(84)
Shuweihat Asia Power Investment B.V.		75,652	—	—	23,905
Shuweihat Asia Operation & Maintenance Company		2,586	77	2,821	2,002
Waterbury Lake Uranium L.P.		65,240	14	—	—
ASM-BG Investicii AD		74,977	37,593	13,161	5,365
RES Technology AD		63,495	30,090	8,142	2,220
KV Holdings, Inc.		6,318	1	10	2,405
KEPCO SPC Power Corporation		290,981	26,381	181,443	49,499
Gansu Datang Yumen Wind Power Co., Ltd.		75,268	58,680	9,666	(1,547)
Datang Chifeng Renewable Power Co., Ltd.		827,213	315,746	120,989	24,398
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		198,437	87,895	29,094	3,905
Rabigh Electricity Company		2,410,335	1,910,203	266,822	34,268
Rabigh Operation & Maintenance Company Limited		29,107	18,930	32,079	9,808
Jamaica Public Service Company Limited		2,174,800	1,469,297	1,113,943	41,277
KW Nuclear Components Co., Ltd.		42,033	6,678	32,938	12,335
Busan Shinho Solar Power Co., Ltd.		37,016	13,653	7,918	3,261
Global Trade Of Power System Co., Ltd.		2,443	385	6,355	76
Expressway Solar-light Power Generation Co., Ltd.		13,747	3,113	2,637	466
Amman Asia Electric Power Company		731,745	433,946	17,753	30,815

F-12
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2021 and 2022 are as follows, continued:

2021
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Joint ventures>
KAPES, Inc.	￦	92,790	59,099	87,775	1,571
Honam Wind Power Co., Ltd.		33,623	19,800	5,395	531
Korea Power Engineering Service Co., Ltd.		24,068	5,397	11,259	709
Chun-cheon Energy Co., Ltd.		610,650	523,223	327,534	(5,451)
Yeonggwangbaeksu Wind Power Co., Ltd.		82,439	64,290	8,411	(2,302)
Nghi Son 2 Power LLC		2,982,805	3,020,684	548,027	84,276
Kelar S.A.		655,236	526,063	84,504	3,641
PT. Tanjung Power Indonesia		713,715	580,727	89,491	14,511
Incheon New Power Co., Ltd.		3,240	2,606	2,336	109
Seokmun Energy Co., Ltd.		219,414	171,682	41,555	(3,434)
Daehan Wind Power PSC		137,388	127,080	6,794	7,581
Barakah One Company		29,707,801	29,951,656	253,653	4,011
Nawah Energy Company		155,191	153,559	—	—
Momentum		7,546	6,442	34,527	1,105
Daegu Green Power Co., Ltd.		541,304	459,536	295,645	1,796
Yeonggwang Wind Power Co., Ltd.		239,701	202,410	25,892	958
Chester Solar IV SpA		11,966	12,144	1,344	(2,060)
Chester Solar V SpA		4,034	4,256	440	(601)
Diego de Almagro Solar SpA		15,155	14,572	1,615	(2,103)
South Jamaica Power Company Limited		474,664	287,852	224,159	5,743
Daesan Green Energy Co., Ltd.		264,618	203,921	88,147	(3,310)
RE Holiday Holdings LLC		335,130	188,796	19,724	10,897
RE Pioneer Holdings LLC		220,390	126,361	12,925	9,307
RE Barren Ridge 1 Holdings LLC		201,629	87,291	10,575	(541)
RE Astoria 2 LandCo LLC		12,294	298	889	799
RE Barren Ridge LandCo LLC		4,328	89	345	315
Laurel SpA		10,566	10,350	1,159	(1,425)
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		30,809	1,573	—	(916)
Chile Solar JV SpA		68,445	3,531	3,060	1,408
Cheong-Song Noraesan Wind Power Co., Ltd.		57,047	43,106	7,929	2,309
Chester Solar I SpA		12,965	11,043	1,065	(1,146)
Solar Philippines Calatagan Corporation		117,324	46,759	19,418	11,782
Saemangeum Solar Power Co., Ltd.		35,323	5,771	—	(631)
Chungsongmeon BongSan wind power Co., Ltd.		74,683	67,696	—	(1,186)
Jaeun Resident Wind Power Plant Co., Ltd.		81,477	74,724	—	(1,325)
DE Energia SpA		49,201	59,587	5,219	(2,954)
Dangjin Eco Power Co., Ltd.		98,010	22,223	4,139	805
Haemodum Solar Co., Ltd.		23,038	16,750	1,799	45
Yangyang Wind Power Co., Ltd.		53,586	31,291	—	(965)
Horus Solar, S.A. De C.V.		192,650	177,514	8,392	16,664
Recursos Solares PV De Mexico II, S.A. De C.V.		153,855	138,033	—	4,842
Sunmex Renovables, S.A. De C.V.		90,956	80,218	—	(333)
Stavro Holding II A.B.		88,220	87	—	(276)
Solaseado Solar Power Co., Ltd.		367,915	345,987	41,684	4,170
Yeongam Solar Power Co., Ltd.		324,132	292,213	37,301	4,930
Samsu Wind Power Co., Ltd.		69,213	54,331	3,918	1,162
Pulau Indah Power Plant Sdn. Bhd.		404,458	338,635	228	(2,589)
Sam-Yang Photovoltaic Power Co., Ltd.		50,837	40,647	7,376	150
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		70,910	38	3,428	6,468
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		18,121	23	333	288
PT Barito Wahana Tenaga		266,584	39	—	25,839
Cheongna Energy Co., Ltd.		357,248	338,763	77,640	12,743
Naepo Green Energy Co., Ltd.		222,885	249,415	7,044	(21,392)
Dayone Energy Co., Ltd.		452,509	504,351	143,870	409

F-12
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2021 and 2022 are as follows, continued:

2021
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Joint ventures>
OneEnergy Asia Limited	￦	136,247	777	—	(2,844)
KAS Investment I LLC		52,681	1,583	(19,390)	(23,007)
KAS Investment II LLC		52,476	1,581	(19,311)	(21,801)
Energyco Co., Ltd.		59,662	57,227	168	(2,514)
CAES, LLC		43,089	—	—	(923)
Hapcheon Floating Photovoltaic Power Plant Inc.		73,978	59,832	1,120	(972)
Busan Industrial Solar Power Co., Ltd.		19,085	17,937	1,879	566
Bitsolar Energy Co., Ltd.		80,307	85,340	8,298	(1,105)
Pulau Indah O&M Sdn. Bhd.		—	—	—	—
Guadalupe Solar SpA		8,774	7,839	12	(1,119)
Omisan Wind Power Co., Ltd.		128,724	103,802	—	(320)
Foresight Iberian Solar Group Holding, S.L.		90,610	79,519	168	(603)
Yeongwol Eco Wind Co., Ltd.		43,784	39,066	—	421
Gurae Resident Power Co., Ltd.		6,932	5,734	—	42
Cheongju Eco Park Co., Ltd.		138,657	120,485	6,454	(1,708)
Enel X Midland Photovoltaic, LLC		9,053	611	122	(31)
Geumsungsan Wind Power Co., Ltd.		66,862	47,906	—	(2,146)
KEPCO KPS Carabao Corp.		3,482	2,516	5,309	733
Prime Swedish Holding AB		34,257	20	—	(5)
Goheung New Energy Co., Ltd.		55,145	32,125	—	(2,711)
Gunsan Land Solar Co., Ltd.		86,654	60,996	432	432
CapMan Lynx SCA, SICAR		113,658	93,706	—	—
International Offshore Power Transmission Holding Company Limited		5	—	—	—

(*1)	The profit for the year ended December 31, 2021 is reduced by the associate entity’s net income (loss) attributable to non-controlling interests.

F-12
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2021 and 2022 are as follows:

2021
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Korea Gas Corporation	￦	9,119,335	20.47%	1,866,728	—	—	(51,215)	1,815,513
Korea Electric Power Industrial Development Co., Ltd.		84,885	29.00%	24,617	—	—	—	24,617
YTN Co., Ltd.		241,863	21.43%	51,828	—	—	—	51,828
Gangwon Wind Power Co., Ltd.		70,032	15.00%	10,505	49	—	—	10,554
Hyundai Green Power Co., Ltd.		420,533	29.00%	121,955	—	—	—	121,955
Korea Power Exchange		269,728	100.00%	269,728	—	—	—	269,728
Taebaek Wind Power Co., Ltd.		27,199	25.00%	6,800	—	—	—	6,800
Taebaek Guinemi Wind Power Co., Ltd.		13,426	25.00%	3,357	—	—	—	3,357
Pyeongchang Wind Power Co., Ltd.		21,644	25.00%	5,411	—	—	—	5,411
Daeryun Power Co., Ltd.		281,005	9.34%	26,246	—	—	(820)	25,426
Changjuk Wind Power Co., Ltd.		27,849	30.00%	8,355	—	—	—	8,355
KNH Solar Co., Ltd.		8,436	27.00%	2,278	—	—	—	2,278
SPC Power Corporation		223,523	38.00%	84,939	—	—	(19,893)	65,046
Gemeng International Energy Co., Ltd.		2,175,169	34.00%	739,557	—	—	(144,339)	595,218
PT. Cirebon Electric Power		443,525	27.50%	121,969	—	—	—	121,969
KNOC Nigerian East Oil Co., Ltd.		(78,029)	14.63%	(11,416)	—	—	11,416	—
KNOC Nigerian West Oil Co., Ltd.		(71,735)	14.63%	(10,495)	—	—	10,495	—
PT Wampu Electric Power		76,255	46.00%	35,077	—	—	—	35,077
PT. Bayan Resources TBK		2,141,022	20.00%	428,204	309,464	—	(76,379)	661,289
S-Power Co., Ltd.		253,444	49.00%	124,188	—	(1,402)	—	122,786
Pioneer Gas Power Limited		(155,789)	38.50%	(59,975)	22,278	—	37,697	—
Eurasia Energy Holdings		(476)	40.00%	(190)	—	—	190	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		373,976	25.00%	93,494	305	(1,069)	(289)	92,441
PT. Mutiara Jawa		8,857	29.00%	2,569	—	—	—	2,569
Samcheok Eco Materials Co., Ltd.		24,691	25.54%	6,306	—	—	(6,306)	—
Noeul Green Energy Co., Ltd.		13,132	29.00%	3,808	—	—	—	3,808
Goseong Green Power Co., Ltd.		902,746	29.00%	261,796	—	(938)	—	260,858
Gangneung Eco Power Co., Ltd.		150,144	1.61%	2,419	—	(131)	—	2,288
Shin Pyeongtaek Power Co., Ltd.		263,477	40.00%	105,391	3,559	(15,876)	—	93,074
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		790	28.00%	221	—	—	2	223
Dongducheon Dream Power Co., Ltd.		258,723	34.01%	87,992	1,757	(2,969)	(12,582)	74,198
Jinbhuvish Power Generation Pvt. Ltd.		49,931	5.16%	2,576	—	—	(2,576)	—
Daejung Offshore Wind Power Co., Ltd.		3,657	46.59%	1,704	—	—	—	1,704
GS Donghae Electric Power Co., Ltd.		716,977	34.00%	243,772	—	—	—	243,772
Daegu Photovoltaic Co., Ltd.		8,076	29.00%	2,342	—	—	—	2,342
Busan Green Energy Co., Ltd.		17,352	29.00%	5,032	—	—	—	5,032
Gunsan Bio Energy Co., Ltd.		(20,478)	18.87%	(3,864)	—	—	3,864	—
Korea Electric Vehicle Charging Service		7,144	17.50%	1,250	—	—	—	1,250
Hansuwon KNP Co., Ltd.		1,309	28.98%	379	—	—	(160)	219
Korea Electric Power Corporation Fund		48,913	98.09%	47,979	—	—	4	47,983
Energy Infra Asset Management Co., Ltd.		10,770	9.90%	1,066	—	—	—	1,066
Daegu clean Energy Co., Ltd.		44	28.00%	12	—	—	—	12
YaksuESS Co., Ltd.		2,464	29.00%	715	1	—	—	716
Nepal Water & Energy Development Company Private Limited		94,639	69.06%	65,361	972	—	—	66,333
Gwangyang Green Energy Co., Ltd.		127,239	20.00%	25,448	18	—	—	25,466
PND Solar Co., Ltd.		3,708	29.00%	1,075	154	—	—	1,229
Hyundai Eco Energy Co., Ltd.		28,198	19.00%	5,358	214	—	—	5,572
YeongGwang Yaksu Wind Electric Co., Ltd.		(692)	9.63%	(67)	300	—	—	233
Green Energy Electricity Generation Co., Ltd.		3,222	29.00%	934	779	—	—	1,713
Korea Energy Solutions Co., Ltd.		614	20.00%	123	—	—	—	123
ITR Co., Ltd.		157	20.00%	31	1	—	—	32
Structure Test Network Co., Ltd.		1,265	20.00%	253	53	—	—	306

F-12
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2021 and 2022 are as follows, continued:

2021
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Namjeongsusang Solar Power Operation Co., Ltd.	￦	2,272	15.00%	341	20	—	—	361
Indeck Niles Development, LLC		322,479	56.25%	181,395	64,878	—	—	246,273
Indeck Niles Asset Management, LLC		334	33.33%	111	—	—	—	111
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		14,567	49.00%	7,138	—	—	—	7,138
Suwon New Power Co., Ltd.		1,967	39.90%	785	—	250	—	1,035
KPGE Inc.		1,066	29.00%	309	—	—	—	309
Gwangbaek Solar Power Investment Co., Ltd.		10,205	44.00%	4,490	316	—	—	4,806
Go deok Clean Energy Co., Ltd.		10,755	40.00%	4,302	—	—	—	4,302
SureDataLab Co., Ltd.		533	23.95%	128	—	—	—	128
SEP Co., Ltd.		32	21.26%	7	—	—	—	7
Hankook Electric Power Information Co., Ltd.		636	25.25%	161	—	—	—	161
Tronix Co., Ltd.		547	20.00%	109	—	—	—	109
O2&B Global Co., Ltd.		177	20.00%	35	—	—	—	35
Muan Sunshine Solar Power Plant Co., Ltd.		3,871	20.00%	774	494	—	—	1,268
Bigeum Resident Photovoltaic Power Co., Ltd.		(999)	29.90%	(299)	24	—	275	—
Goesan Solar Park Co., Ltd.		6,644	29.00%	1,927	—	—	—	1,927
Saemangeum Heemang Photovoltaic Co., Ltd.		27,140	35.00%	9,499	739	—	—	10,238
Bitgoel Eco Energy Co., Ltd.		15,021	29.00%	4,356	—	—	—	4,356
Jeju Gimnyeong Wind Power Co., Ltd.		3,038	30.00%	911	—	—	—	911
Seoroseoro Sunny Power Plant Co., Ltd.		1,647	42.58%	701	20	—	—	721
Muan Solar Park Co., Ltd.		28,788	20.00%	5,758	325	—	—	6,083
YuDang Solar Co., Ltd.		2,826	20.00%	565	—	—	—	565
Anjwa Smart Farm & Solar City Co., Ltd.		29,838	20.00%	5,968	816	—	—	6,784
Daewon Green Energy Co., Ltd.		15,118	25.36%	3,833	44	—	—	3,877
G.GURU Co., Ltd.		1,636	24.65%	403	—	—	—	403
UD4M Co., Ltd.		1,154	12.50%	144	—	—	—	144
Dongbu Highway Solar Co., Ltd.		1,073	20.00%	215	50	—	—	265
Seobu Highway Solar Co., Ltd.		1,444	20.00%	289	—	—	—	289
Korea Energy Data Co., Ltd.		211	29.37%	62	—	—	—	62
Gangneung Sacheon Fuel Cell Co., Ltd.		2,755	65.00%	1,791	87	—	—	1,878
Kosture Co., Ltd.		124	0.26%	—	—	—	—	—
Digital Innovation Growth Fund		12,857	76.92%	9,890	—	—	—	9,890
Taebaek Gadeoksan Wind Power Co., Ltd.		41,602	39.65%	16,495	—	—	—	16,495
Chuncheon Green Energy Co., Ltd.		4,881	68.00%	3,319	53	—	—	3,372
Yeomsubong Wind Power Co., Ltd.		4	48.72%	2	93	—	—	95
Yeongyang Wind Power Corporation II		19,516	30.00%	5,855	2,110	—	—	7,965
Haeparang Energy Co., Ltd.		8,885	25.00%	2,221	20	—	—	2,241
Saemangeum Sebit Power Plant Co., Ltd.		8,296	69.55%	5,770	230	—	—	6,000
<Joint ventures>
KEPCO-Uhde Inc.		114	50.85%	58	—	—	—	58
Shuweihat Asia Power Investment B.V.		75,652	49.00%	37,069	—	—	—	37,069
Shuweihat Asia Operation & Maintenance Company		2,509	55.00%	1,380	—	—	—	1,380
Waterbury Lake Uranium L.P.		65,226	33.10%	21,590	—	—	—	21,590
ASM-BG Investicii AD		37,384	50.00%	18,692	—	—	—	18,692
RES Technology AD		33,405	50.00%	16,703	—	—	—	16,703
KV Holdings, Inc.		6,317	40.00%	2,527	—	—	—	2,527
KEPCO SPC Power Corporation		264,600	75.20%	198,979	—	—	—	198,979
Gansu Datang Yumen Wind Power Co., Ltd.		16,588	40.00%	6,635	—	—	—	6,635
Datang Chifeng Renewable Power Co., Ltd.		511,467	40.00%	204,587	—	—	—	204,587
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		110,542	40.00%	44,217	—	—	—	44,217
Rabigh Electricity Company		500,132	40.00%	200,053	—	(55,571)	(804)	143,678
Rabigh Operation & Maintenance Company Limited		10,177	40.00%	4,071	—	—	—	4,071
Jamaica Public Service Company Limited		705,503	40.00%	282,201	29,357	—	(16,909)	294,649
KW Nuclear Components Co., Ltd.		35,355	45.00%	15,910	—	—	(176)	15,734

F-12
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2021 and 2022 are as follows, continued:

2021
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Joint ventures>
Busan Shinho Solar Power Co., Ltd.	￦	23,363	25.00%	5,841	—	—	—	5,841
Global Trade Of Power System Co., Ltd.		2,058	29.00%	597	—	—	—	597
Expressway Solar-light Power Generation Co., Ltd.		10,634	29.00%	3,084	—	—	—	3,084
Amman Asia Electric Power Company		297,799	60.00%	178,679	—	—	—	178,679
KAPES, Inc.		33,691	51.00%	17,182	—	(20,697)	3,515	—
Honam Wind Power Co., Ltd.		13,823	29.00%	4,009	32	—	—	4,041
Korea Power Engineering Service Co., Ltd.		18,671	29.00%	5,415	—	—	—	5,415
Chun-cheon Energy Co., Ltd.		87,427	29.90%	26,141	3	—	(248)	25,896
Yeonggwangbaeksu Wind Power Co., Ltd.		18,149	15.00%	2,722	6	—	—	2,728
Nghi Son 2 Power LLC		(37,879)	50.00%	(18,940)	—	—	18,940	—
Kelar S.A.		129,173	65.00%	83,962	2,733	—	—	86,695
PT. Tanjung Power Indonesia		132,988	35.00%	46,546	—	—	—	46,546
Incheon New Power Co., Ltd.		634	29.00%	184	—	—	(184)	—
Seokmun Energy Co., Ltd.		47,732	29.00%	13,842	—	—	—	13,842
Daehan Wind Power PSC		10,308	50.00%	5,154	—	—	—	5,154
Barakah One Company		(243,855)	18.00%	(43,894)	—	1,058	42,836	—
Nawah Energy Company		1,632	18.00%	294	—	—	—	294
Momentum		1,104	33.33%	368	—	—	—	368
Daegu Green Power Co., Ltd.		81,768	54.24%	44,351	84	—	(20,381)	24,054
Yeonggwang Wind Power Co., Ltd.		37,291	46.00%	17,154	492	—	—	17,646
Chester Solar IV SpA		(178)	45.00%	(80)	60	—	20	—
Chester Solar V SpA		(222)	45.00%	(100)	125	—	—	25
Diego de Almagro Solar SpA		583	45.00%	262	100	—	—	362
South Jamaica Power Company Limited		186,812	20.00%	37,362	—	—	(2)	37,360
Daesan Green Energy Co., Ltd.		60,697	35.00%	21,244	—	—	—	21,244
RE Holiday Holdings LLC		146,334	50.00%	73,167	—	—	—	73,167
RE Pioneer Holdings LLC		94,029	50.00%	47,015	—	—	—	47,015
RE Barren Ridge 1 Holdings LLC		114,338	50.00%	57,169	—	—	(55,286)	1,883
RE Astoria 2 LandCo LLC		11,996	50.00%	5,998	—	—	—	5,998
RE Barren Ridge LandCo LLC		4,239	50.00%	2,120	—	—	—	2,120
Laurel SpA		216	45.00%	97	193	—	—	290
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		29,236	12.37%	3,616	9	—	—	3,625
Chile Solar JV SpA		64,914	50.00%	32,457	—	—	—	32,457
Cheong-Song Noraesan Wind Power Co., Ltd.		13,941	29.01%	4,045	61	—	—	4,106
Chester Solar I SpA		1,922	45.00%	865	255	—	—	1,120
Solar Philippines Calatagan Corporation		70,565	38.00%	26,815	—	—	31,416	58,231
Saemangeum Solar Power Co., Ltd.		29,552	81.01%	23,939	—	—	—	23,939
Chungsongmeon BongSan wind power Co., Ltd.		6,987	29.00%	2,026	1,782	—	—	3,808
Jaeun Resident Wind Power Plant Co., Ltd.		6,753	29.00%	1,958	—	—	—	1,958
DE Energia SpA		(10,386)	49.00%	(5,089)	—	—	14,010	8,921
Dangjin Eco Power Co., Ltd.		75,787	34.00%	25,768	341	—	—	26,109
Haemodum Solar Co., Ltd.		6,288	49.00%	3,081	—	—	—	3,081
Yangyang Wind Power Co., Ltd.		22,295	50.00%	11,148	43	—	—	11,191
Horus Solar, S.A. De C.V.		15,136	14.95%	2,262	3,580	—	—	5,842
Recursos Solares PV De Mexico II, S.A. De C.V.		15,822	14.95%	2,365	2,171	—	—	4,536
Sunmex Renovables, S.A. De C.V.		10,738	14.95%	1,605	5	—	—	1,610
Stavro Holding II A.B.		88,133	20.00%	17,627	—	—	—	17,627
Solaseado Solar Power Co., Ltd.		21,928	38.90%	8,530	1,361	—	—	9,891
Yeongam Solar Power Co., Ltd.		31,919	19.00%	6,065	773	—	—	6,838
Samsu Wind Power Co., Ltd.		14,882	19.00%	2,828	—	—	—	2,828
Pulau Indah Power Plant Sdn. Bhd.		65,823	25.00%	16,456	5,643	—	—	22,099
Sam-Yang Photovoltaic Power Co., Ltd.		10,190	49.00%	4,993	—	—	—	4,993
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		70,872	29.53%	20,929	527	—	—	21,456

F-1
28

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2021 and 2022 are as follows, continued:

2021
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Joint ventures>
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream	￦	18,098	90.00%	16,288	—	—	—	16,288
PT Barito Wahana Tenaga		266,545	30.61%	81,595	—	—	—	81,595
Cheongna Energy Co., Ltd.		18,485	50.10%	9,261	3,137	(1,200)	—	11,198
Naepo Green Energy Co., Ltd.		(26,530)	29.20%	(7,747)	—	—	7,747	—
Dayone Energy Co., Ltd.		(51,842)	46.30%	(24,003)	—	(882)	24,885	—
OneEnergy Asia Limited		135,470	40.00%	54,188	25,512	—	—	79,700
KAS Investment I LLC		51,098	29.89%	15,273	—	—	—	15,273
KAS Investment II LLC		50,895	29.89%	15,213	—	—	—	15,213
Energyco Co., Ltd.		2,435	29.00%	706	829	—	—	1,535
CAES, LLC		43,089	36.00%	15,512	2,923	—	—	18,435
Hapcheon Floating Photovoltaic Power Plant Inc.		14,146	49.00%	6,932	39	—	—	6,971
Busan Industrial Solar Power Co., Ltd.		1,148	28.02%	322	290	—	—	612
Bitsolar Energy Co., Ltd.		(5,033)	27.10%	(1,364)	352	—	1,364	352
Pulau Indah O&M Sdn. Bhd.		—	60.00%	—	—	—	—	—
Guadalupe Solar SpA		935	60.00%	561	98	—	—	659
Omisan Wind Power Co., Ltd.		24,922	42.00%	10,467	166	—	—	10,633
Foresight Iberian Solar Group Holding, S.L.		11,091	75.00%	8,318	1,425	—	—	9,743
Yeongwol Eco Wind Co., Ltd.		4,718	29.00%	1,368	1,828	—	—	3,196
Gurae Resident Power Co., Ltd.		1,198	29.00%	347	48	—	—	395
Cheongju Eco Park Co., Ltd.		18,172	29.00%	5,270	195	—	—	5,465
Enel X Midland Photovoltaic, LLC		8,442	20.00%	1,688	—	—	—	1,688
Geumsungsan Wind Power Co., Ltd.		18,956	29.00%	5,497	556	—	—	6,053
KEPCO KPS Carabao Corp.		966	40.00%	386	—	—	—	386
Prime Swedish Holding AB		34,237	45.00%	15,407	34	—	—	15,441
Goheung New Energy Co., Ltd.		23,020	46.15%	10,624	1,084	—	—	11,708
Gunsan Land Solar Co., Ltd.		25,658	75.29%	19,317	—	—	—	19,317
CapMan Lynx SCA, SICAR		19,952	50.00%	9,976	—	—	—	9,976
International Offshore Power Transmission Holding Company Limited		5	35.00%	2	(2)	—	—	—
(*) The percentage of ownership shown above is after considering the treasury stocks and others.

F-1
29

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2021 and 2022 are as follows, continued:

2022
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Korea Gas Corporation	￦	10,410,740	20.47%	2,131,078	—	—	(45,782)	2,085,296
Korea Electric Power Industrial Development Co., Ltd.		107,166	29.00%	31,078	—	—	—	31,078
YTN Co., Ltd.		256,791	21.43%	55,027	—	—	—	55,027
Gangwon Wind Power Co., Ltd.		80,729	15.00%	12,109	49	—	—	12,158
Hyundai Green Power Co., Ltd.		413,072	29.00%	119,791	—	—	—	119,791
Korea Power Exchange		275,126	100.00%	275,126	—	—	—	275,126
Taebaek Wind Power Co., Ltd.		24,168	60.00%	14,501	—	—	—	14,501
Taebaek Guinemi Wind Power Co., Ltd.		15,327	67.25%	10,307	—	—	2,742	13,049
Daeryun Power Co., Ltd.		402,140	6.85%	27,547	—	—	(820)	26,727
KNH Solar Co., Ltd.		10,679	27.00%	2,883	—	—	—	2,883
SPC Power Corporation		228,534	38.00%	86,843	—	—	(15,975)	70,868
Gemeng International Energy Co., Ltd.		2,335,997	34.00%	794,239	—	—	(215,418)	578,821
PT. Cirebon Electric Power		491,324	27.50%	135,114	—	—	—	135,114
KNOC Nigerian East Oil Co., Ltd.		(83,483)	14.63%	(12,214)	—	—	12,214	—
KNOC Nigerian West Oil Co., Ltd.		(76,755)	14.63%	(11,229)	—	—	11,229	—
PT Wampu Electric Power		82,051	46.00%	37,743	—	—	—	37,743
PT. Bayan Resources TBK		2,476,409	20.00%	495,282	265,817	—	(76,380)	684,719
S-Power Co., Ltd.		290,656	49.00%	142,421	—	(1,293)	—	141,128
Pioneer Gas Power Limited		(205,787)	38.50%	(79,223)	22,278	—	56,945	—
Eurasia Energy Holdings		(508)	40.00%	(203)	—	—	203	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		466,385	25.00%	116,596	305	(1,028)	(289)	115,584
PT. Mutiara Jawa		12,402	29.00%	3,597	—	—	—	3,597
Samcheok Eco Materials Co., Ltd.		23,343	25.54%	5,962	—	—	(5,962)	—
Noeul Green Energy Co., Ltd.		(18,861)	29.00%	(5,470)	—	—	5,470	—
Goseong Green Power Co., Ltd.		1,001,651	29.00%	290,479	—	(1,586)	—	288,893
Gangneung Eco Power Co., Ltd.		7,464	1.61%	120	—	(134)	14	—
Shin Pyeongtaek Power Co., Ltd.		363,838	40.00%	145,535	3,559	(15,271)	—	133,823
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		986	28.00%	276	—	—	2	278
Dongducheon Dream Power Co., Ltd.		302,071	34.01%	102,734	1,757	(2,609)	(12,582)	89,300
Jinbhuvish Power Generation Pvt. Ltd.		47,988	5.16%	2,496	—	—	(2,496)	—
Daejung Offshore Wind Power Co., Ltd.		3,337	46.59%	1,555	—	—	—	1,555
GS Donghae Electric Power Co., Ltd.		765,131	34.00%	260,145	—	—	—	260,145
Daegu Photovoltaic Co., Ltd.		9,823	29.00%	2,849	—	—	—	2,849
Busan Green Energy Co., Ltd.		15,156	29.00%	4,395	—	—	—	4,395
Gunsan Bio Energy Co., Ltd.		(21,127)	18.87%	(3,986)	—	—	3,986	—
Hansuwon KNP Co., Ltd.		1,519	28.98%	440	—	—	(160)	280
Korea Electric Power Corporation Fund		29,400	98.09%	28,838	—	—	4	28,842
Energy Infra Asset Management Co., Ltd.		11,956	9.90%	1,184	—	—	—	1,184
Daegu clean Energy Co., Ltd.		44	28.00%	12	—	—	—	12
YaksuESS Co., Ltd.		1,670	29.00%	484	2	—	—	486
Nepal Water & Energy Development Company Private Limited		99,862	69.06%	68,968	972	—	—	69,940
Gwangyang Green Energy Co., Ltd.		125,130	20.00%	25,026	18	—	—	25,044
PND solar Co., Ltd.		4,306	29.00%	1,249	154	—	—	1,403
Hyundai Eco Energy Co., Ltd.		39,033	19.00%	7,416	215	—	—	7,631
YeongGwang Yaksu Wind Electric Co., Ltd.		788	9.63%	76	300	—	(220)	156
Green Energy Electricity Generation Co., Ltd.		2,733	29.00%	793	778	—	—	1,571
Korea Energy Solutions Co., Ltd.		466	20.00%	93	—	—	—	93

F-13
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2021 and 2022 are as follows, continued:

2022
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
ITR Co., Ltd.	￦	(26)	20.00%	(5)	1	—	4	—
Structure test network Co., Ltd.		1,565	20.00%	313	53	—	—	366
Namjeongsusang Solar Power Operation Co., Ltd.		2,355	15.00%	353	20	—	—	373
Indeck Niles Development, LLC		416,164	50.00%	208,082	93,956	—	—	302,038
Indeck Niles Asset Management, LLC		283	33.33%	94	—	—	—	94
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		14,146	49.00%	6,932	—	—	—	6,932
Suwon New Power Co., Ltd.		1,978	33.05%	654	—	265	—	919
Gwangbaek Solar Power Investment Co., Ltd.		10,949	44.00%	4,818	315	—	—	5,133
Go deok Clean Energy Co., Ltd.		11,049	40.00%	4,420	—	—	—	4,420
SureDataLab Co., Ltd.		739	23.95%	177	—	—	—	177
SEP Co., Ltd.		(65)	21.26%	(14)	—	—	14	—
Hankook Electric Power Information Co., Ltd.		1,337	16.49%	220	—	—	—	220
Tronix Co., Ltd.		526	12.50%	66	—	—	—	66
O2&B Global Co., Ltd.		181	20.00%	36	—	—	—	36
Muan Sunshine Solar Power Plant Co., Ltd.		10,338	20.00%	2,068	494	—	—	2,562
Bigeum Resident Photovoltaic Power Co., Ltd.		(1,539)	29.90%	(460)	24	—	436	—
Goesan Solar Park Co., Ltd.		8,936	29.00%	2,591	—	—	—	2,591
Saemangeum Heemang Photovoltaic Co., Ltd.		35,060	35.00%	12,271	739	—	—	13,010
Bitgoel Eco Energy Co., Ltd.		18,249	49.05%	8,951	—	—	—	8,951
Jeju Gimnyeong Wind Power Co., Ltd.		2,907	30.00%	872	—	—	—	872
Seoroseoro Sunny Power Plant Co., Ltd.		1,970	42.58%	839	20	—	—	859
Muan Solar park Co., Ltd.		37,565	20.00%	7,513	325	—	—	7,838
YuDang Solar Co., Ltd.		2,929	20.00%	586	—	—	—	586
Anjwa Smart Farm & Solar City Co., Ltd.		39,225	20.00%	7,845	817	—	—	8,662
Daewon Green Energy Co., Ltd.		17,514	25.36%	4,441	44	—	—	4,485
G.GURU Co., Ltd.		1,216	24.65%	300	—	—	—	300
UD4M Co., Ltd.		1,125	14.29%	161	—	—	—	161
Dongbu Highway Solar Co., Ltd.		1,509	20.00%	302	50	—	—	352
Seobu Highway Solar Co., Ltd.		1,581	20.00%	316	—	—	—	316
Korea Energy Data Co., Ltd.		211	29.37%	62	—	—	—	62
Gangneung Sacheon Fuel Cell Co., Ltd.		10,218	41.00%	4,189	88	—	—	4,277
KOSTURE Co., Ltd.		156	0.82%	1	—	—	—	1
Taebaek Gadeoksan Wind Power Co., Ltd.		58,940	34.00%	20,040	—	—	—	20,040
Chuncheon Green Energy Co., Ltd.		20,226	45.00%	9,102	53	—	—	9,155
Yeomsubong Wind Power Co., Ltd.		1,540	3.81%	59	3	—	—	62
Yeongyang Wind Power Corporation II		17,837	30.00%	5,351	2,110	—	—	7,461
Haeparang Energy Co., Ltd.		8,673	25.00%	2,168	20	—	—	2,188
Saemangeum Sebit Power Plant Co., Ltd.		36,439	63.09%	22,990	209	—	—	23,199
Boulder Solar III, LLC		1,896	30.00%	569	175	—	—	744
PlatformN. Co., Ltd.		285	29.58%	84	—	—	—	84
PT. Cirebon Energi Prasarana		690,347	10.00%	69,035	—	—	—	69,035
Green Radiation Co., Ltd.		77	10.00%	8	3	—	—	11
Future Convergence Technology Laboratory. Co., Ltd.		249	20.12%	50	—	—	—	50
SC E&G. Co,. Ltd.		1,068	20.00%	214	—	—	—	214
Wang San Engineering. Co,. Ltd.		828	20.00%	166	—	—	—	166
ACE		100	20.00%	20	—	—	—	20
Environment and Energy Co., Ltd.		93	10.54%	10	—	—	—	10
Santiago Solar Power SpA		26,748	50.00%	13,373	—	—	—	13,373
Yanggu Floating Photovoltaic Power Plant Inc.		3,115	29.00%	903	—	—	—	903
<Joint ventures>
KEPCO-Uhde Inc.		33	50.85%	17	—	—	—	17
Shuweihat Asia Power Investment B.V.		135,617	49.00%	66,452	—	—	—	66,452
Shuweihat Asia Operation & Maintenance Company		2,966	55.00%	1,631	—	—	—	1,631
Waterbury Lake Uranium L.P.		66,589	32.59%	21,701	49	—	—	21,750
ASM-BG Investicii AD		29,110	50.00%	14,555	—	—	—	14,555
RES Technology AD		30,266	50.00%	15,133	—	—	—	15,133
KV Holdings, Inc.		24,148	40.00%	9,659	—	—	—	9,659
KEPCO SPC Power Corporation		238,822	75.20%	179,594	—	—	—	179,594
Gansu Datang Yumen Wind Power Co., Ltd.		15,059	40.00%	6,024	—	—	—	6,024

F-13
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2021 and 2022 are as follows, continued:

2022
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Joint ventures>
Datang Chifeng Renewable Power Co., Ltd.	￦	479,954	40.00%	191,982	—	—	—	191,982
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		110,995	40.00%	44,398	—	—	—	44,398
Rabigh Electricity Company		665,110	40.00%	266,044	—	(50,632)	(805)	214,607
Rabigh Operation & Maintenance Company Limited		12,782	40.00%	5,113	—	—	—	5,113
Jamaica Public Service Company Limited		795,250	40.00%	318,100	29,357	—	(16,050)	331,407
KW Nuclear Components Co., Ltd.		38,368	45.00%	17,266	—	—	(176)	17,090
Busan Shinho Solar Power Co., Ltd.		26,877	25.00%	6,719	—	—	—	6,719
Global Trade Of Power System Co., Ltd.		2,406	29.00%	698	—	—	—	698
Expressway Solar-light Power Generation Co., Ltd.		9,508	50.00%	4,754	—	—	—	4,754
Amman Asia Electric Power Company		367,090	60.00%	220,254	—	—	—	220,254
KAPES, Inc.		37,875	51.00%	19,316	—	(22,451)	3,135	—
Honam Wind Power Co., Ltd.		16,506	29.00%	4,787	32	—	—	4,819
Korea Power Engineering Service Co., Ltd.		19,114	29.00%	5,543	—	—	—	5,543
Chun-cheon Energy Co., Ltd.		107,990	29.90%	32,289	3	—	(248)	32,044
Yeonggwangbaeksu Wind Power Co., Ltd.		20,972	15.00%	3,146	5	—	—	3,151
Nghi Son 2 Power LLC		817,678	50.00%	408,839	—	—	—	408,839
Kelar S.A.		175,717	65.00%	114,216	2,921	—	—	117,137
PT. Tanjung Power Indonesia		265,448	35.00%	92,907	—	—	—	92,907
Incheon New Power Co., Ltd.		1,878	29.00%	545	—	—	(347)	198
Seokmun Energy Co., Ltd.		59,778	29.00%	17,336	—	—	—	17,336
Daehan Wind Power PSC		27,846	50.00%	13,923	—	—	—	13,923
Barakah One Company		(835,613)	18.00%	(150,410)	—	56,437	93,973	—
Nawah Energy Company		1,749	18.00%	315	—	—	—	315
Momentum		1,035	33.33%	345	—	—	—	345
Daegu Green Power Co., Ltd.		91,550	54.24%	49,657	84	—	(20,381)	29,360
Yeonggwang Wind Power Co., Ltd.		43,958	46.00%	20,221	492	—	—	20,713
Chester Solar IV SpA		259	45.00%	117	64	—	—	181
Chester Solar V SpA		49	45.00%	22	134	—	—	156
Diego de Almagro Solar SpA		962	45.00%	433	107	—	—	540
South Jamaica Power Company Limited		232,199	20.00%	46,440	—	—	(3)	46,437
Daesan Green Energy Co., Ltd.		54,908	35.00%	19,218	—	—	—	19,218
RE Holiday Holdings LLC		170,740	50.00%	85,370	—	—	—	85,370
RE Pioneer Holdings LLC		110,344	50.00%	55,172	—	—	—	55,172
RE Barren Ridge 1 Holdings LLC		126,068	50.00%	63,034	—	—	(59,684)	3,350
RE Astoria 2 LandCo LLC		13,198	50.00%	6,599	—	—	—	6,599
RE Barren Ridge LandCo LLC		4,666	50.00%	2,333	—	—	—	2,333
Laurel SpA		774	45.00%	348	206	—	—	554
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		29,443	12.37%	3,642	9	—	—	3,651
Chile Solar JV SpA		19,637	50.00%	9,819	—	—	—	9,819
Cheong-Song Noraesan Wind Power Co., Ltd.		14,484	29.01%	4,202	61	—	—	4,263
Chester Solar I SpA		2,313	45.00%	1,041	273	—	—	1,314
Solar Philippines Calatagan Corporation		76,571	38.00%	29,097	—	—	27,805	56,902
Saemangeum Solar Power Co., Ltd.		29,073	81.01%	23,551	—	—	—	23,551
Chungsongmeon BongSan wind power Co., Ltd.		5,823	29.00%	1,689	1,781	—	—	3,470
Jaeun Resident Wind Power Plant Co., Ltd.		7,709	29.00%	2,236	—	—	—	2,236
DE Energia SpA		(14,131)	49.00%	(6,924)	—	—	16,460	9,536
Dangjin Eco Power Co., Ltd.		77,993	34.00%	26,518	341	—	—	26,859
Haemodum Solar Co., Ltd.		6,871	49.00%	3,367	—	—	—	3,367
Yangyang Wind Power Co., Ltd.		21,642	50.00%	10,821	43	—	—	10,864
HORUS SOLAR, S.A. DE C.V.		22,722	14.95%	3,396	3,580	—	—	6,976
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		18,253	14.95%	2,728	2,171	—	—	4,899
SUNMEX RENOVABLES, S.A. DE C.V.		11,053	14.95%	1,652	5	—	—	1,657
Stavro Holding II A.B.		85,856	20.00%	17,171	—	—	—	17,171
Solaseado Solar Power Co., Ltd.		38,230	38.90%	14,872	1,361	—	—	16,233

F-13
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2021 and 2022 are as follows, continued:

2022
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Joint ventures>
Yeongam Solar Power Co., Ltd.	￦	47,923	19.00%	9,105	774	—	—	9,879
Samsu Wind Power Co., Ltd.		16,869	19.00%	3,205	—	—	—	3,205
Pulau Indah Power Plant Sdn. Bhd.		84,683	25.00%	21,171	5,643	—	—	26,814
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		71,777	29.53%	21,196	527	—	—	21,723
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,319	90.00%	15,587	—	—	—	15,587
PT Barito Wahana Tenaga		447,688	30.61%	137,047	—	—	—	137,047
Cheongna Energy Co., Ltd.		17,595	50.10%	8,815	3,137	(1,194)	—	10,758
Naepo Green Energy Co., Ltd.		(51,219)	29.20%	(14,956)	—	—	14,956	—
Dayone Energy Co., Ltd.		(59,627)	46.30%	(27,607)	—	(868)	28,475	—
OneEnergy Asia Limited		366,764	40.00%	146,706	25,512	—	—	172,218
KAS Investment I LLC		61,046	29.89%	18,247	—	—	—	18,247
KAS Investment II LLC		60,800	29.89%	18,173	—	—	—	18,173
Energyco Co., Ltd.		4,692	29.00%	1,361	829	—	—	2,190
CAES, LLC		49,670	36.00%	17,881	2,924	—	—	20,805
Hapcheon Floating Photovoltaic Power Plant Inc.		17,207	49.00%	8,432	39	—	—	8,471
Busan Industrial Solar Power Co., Ltd.		3,133	28.02%	878	290	—	—	1,168
Bitsolar Energy Co., Ltd.		(4,545)	27.10%	(1,232)	352	—	1,232	352
Pulau Indah O&M Sdn. Bhd.		—	60.00%	—	—	—	—	—
Guadalupe Solar SpA		1,358	60.00%	815	98	—	—	913
Omisan Wind Power Co., Ltd.		24,393	42.00%	10,245	166	—	—	10,411
Foresight Iberian Solar Group Holding, S.L.		12,184	75.00%	9,138	1,427	—	—	10,565
Yeongwol Eco Wind Co., Ltd.		4,575	29.00%	1,327	1,828	—	—	3,155
Gurae Resident Power Co., Ltd.		1,182	29.00%	343	48	—	—	391
Cheongju Eco Park Co., Ltd.		35,500	29.00%	10,295	195	—	—	10,490
Enel X Midland Photovoltaic, LLC		9,279	20.00%	1,856	—	—	—	1,856
Geumsungsan Wind Power Co., Ltd.		10,128	29.00%	2,937	556	—	—	3,493
KEPCO KPS CARABAO Corp.		443	40.00%	177	—	—	—	177
Prime Swedish Holding AB		77,828	45.00%	35,023	1,222	—	—	36,245
Goheung New Energy Co., Ltd.		23,289	46.15%	10,748	1,084	—	—	11,832
Gunsan Land Solar Co., Ltd.		36,586	75.29%	27,544	—	—	—	27,544
CapMan Lynx SCA, SICAR		9,908	50.00%	4,954	—	—	(4,954)	—
International Offshore Power Transmission Holding Company Limited		(66,788)	35.00%	(23,376)	(2)	—	23,378	—
Pyeongchang Wind Power Co., Ltd.		24,938	58.00%	14,464	—	—	—	14,464
Eumseong Eco Park Co., Ltd.		17,173	29.00%	4,980	577	—	—	5,557
Songsan Green Energy Co., Ltd.		5,500	25.00%	1,375	12	—	—	1,387
Changwon Nu-ri Energy Co., Ltd.		1,490	33.33%	497	—	—	—	497
Hasami Wind Farm Corporation		3,100	29.00%	899	690	—	—	1,589
PungBack Wind Farm Corporation		15,290	37.00%	5,657	1,086	—	—	6,743
Trumbull Asset Management, LLC		316	78.00%	246	—	—	—	246
S-Power Chile SpA		(20)	50.00%	(10)	—	—	137	127
Seungmun Green Energy		27,440	33.00%	9,054	—	—	—	9,054
Seobusambo highway photovoltaics Co., Ltd.		3,833	80.00%	3,066	—	—	—	3,066

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

F-13
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued
(6)	As of December 31, 2021, and 2022, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

		2021		2022
		Unrecognized equity interest	Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest

		In millions of won
Eurasia Energy Holdings	￦	15	190	13	203
Gunsan Bio Energy Co., Ltd.		282	3,864	122	3,986
Dayone Energy Co., Ltd.		(1,244)	23,452	3,565	27,017
Nghi Son 2 Power LLC		(114,340)	18,940	(18,940)	—
Samcheok Eco Materials Co., Ltd.		(323)	462	344	806
Naepo Green Energy Co., Ltd.		5,469	7,747	7,209	14,956
Barakah One Company		(26,502)	42,836	51,137	93,973
Pioneer Gas Power Limited		21,691	37,629	19,248	56,877
Incheon New Power Co., Ltd.		(31)	163	(163)	—
Bigeum Resident Photovoltaic Power Co., Ltd.		182	298	162	460
KAPES, Inc.		317	3,515	(355)	3,160
Chester Solar IV SpA		21	21	(21)	—
ITR Co., Ltd.		—	—	5	5
SEP Co., Ltd.		—	—	14	14
International Offshore Power Transmission Holding Company Limited		—	—	23,378	23,378
Noeul Green Energy Co., Ltd.		—	—	5,470	5,470
Gangneung Eco Power Co., Ltd.		—	—	14	14

(7)	As of December 31, 2022, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.
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
In the case where
non-controlling
shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Company acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with the careful consideration of various factors such as financial status and business situation. The Group is under agreement of O&M with the entity. Pursuant to the agreement, the Company guarantees a certain level of utilization rate and it is obligated to pay the penalty in the event of suspension in power generating.

(iv)	Daeryun Power Co., Ltd.
The Group reserves the right to participate in the transfer of shares in Daeryun Power Co., Ltd. on the same terms as Daeryun E&S Co., Ltd., if Daeryun E&S Co., Ltd. wishes to transfer its shares in Daeryun Power Co., Ltd.

(v)	Daegu Green Power Co., Ltd.
The Company has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investors at the yield-based transfer amount agreed with the shareholders. The Company can exercise its right 5, 10 and 13 years after the date of the investment. Also, the Company has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co. at the yield-based transfer amount agreed with the shareholders.

F-13
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2022, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(vi)	Yeonggwang Wind Power Co., Ltd.
In case the Company intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling
shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Company.

(vii)	Chester Solar I SpA
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

(xii)	Hyundai Green Power Co., Ltd.
As of December 31, 2022, the Company has call option against the financial investors (IBK and others) and also has an obligation to sell its shares in Hyundai Green Power Co., Ltd. when claimed by the financial investors at certain period of time in the future. Also, at certain period of time in the future, the Company has put option against Hyundai Steel Company and a third party designated by Hyundai Steel Company (collectively, “Hyundai Steel Group”), the operating investor of Hyundai Green Power Co., Ltd., according to the conditions of the agreement and also has an obligation to sell its shares upon request from Hyundai Steel Group.

(xiii)	Kosture Co., Ltd.
The Company acquires the shares with the settled amount of coal provided to Kosture Co., Ltd. every year until completion of the subscription set forth in the shareholders’ agreement.

(xiv)	Omisan Wind Power Co., Ltd.
When the Company requests Unison Co., Ltd. to transfer shares after the completion of the power generation complex, the Company has a right to purchase the shares or transfer them to others at fair value.

(xv)	Geumsungsan Wind Power Co., Ltd.
The Company has a right to purchase shares owned by Daemyung Energy Co., Ltd., within the range of 18%, for 3 years after the commencement of the operation.

(xvi)	Seungmun Green Energy
According to the special conditions of the REC trading contract, a connected entity may demand the sale of ownership stakes held by other investors to the connected entity, or the investors may acquire new stakes or modify business documents through a capital increase in Seokmun Green Energy with prior written consent from the trustee. In the event that other investors sell their stakes to the connected entity, they may demand that the connected entity purchase their stakes in the future if certain conditions are met.

F-13
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures as of December 31, 2022 are as follows:

Company	Nature and extent of any significant restrictions
Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of the stakeholders.

Daeryun Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior consent of the majority of major stakeholders.

KNH Solar Co., Ltd.	Principals and interests on subordinated loans or dividends to shareholders cannot be paid without written consent of financial institutions. Also, shares cannot be wholly or partially transferred without the consent of other shareholders.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Naepo Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Solaseado Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the shareholder’s agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Diego de Almagro Solar Spa	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Shinho Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied.

F-13
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures as of December 31, 2022 are as follows, continued:

Company	Nature and extent of any significant restrictions

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the payment conditions are satisfied.

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

DE Energia SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when prior written consent of financial institutions is obtained.

Bitsolar Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Omisan Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, either of Omisan Wind Power Co., Ltd. and Unison Co., Ltd. shall not transfer their shares to others wholly or partially until 4 years have passed from the completion of power complex without the written consent from the other party. In case the shares of each party becomes less than 10% of outstanding shares after the transfer, it also requires the written consent from the other party.

Yangyang Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Industrial Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Kosture Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Geumsungsan Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred for 3 years after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

Daewon Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Cheongju Eco Park Co., Ltd.	Dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied, or permitted by related financing contracts, or prior written consent of financial institutions is obtained.

Goheung New Energy Co., Ltd.	Payment of dividends or repayment of loans such as subordinated loans to the investors can only be made when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Seungmun Green Energy	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

F-13
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of December 31, 2021 and 2022 are as follows:

		2021
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses	Book value

		In millions of won
Land	￦	14,135,452	(23,474)	—	(27,487)	14,084,491
Buildings		22,974,569	(52,122)	(10,041,270)	(7,073)	12,874,104
Structures		78,474,620	(172,021)	(30,171,363)	(13,205)	48,118,031
Machinery		101,062,220	(140,082)	(48,791,847)	(514,991)	51,615,300
Ships		2,068	—	(1,891)	—	177
Vehicles		371,207	(1,675)	(281,833)	(117)	87,582
Equipment		1,989,115	(149)	(1,591,890)	(42)	397,034
Tools		1,256,189	(64)	(1,073,086)	(38)	183,001
Construction-in-progress		30,313,624	(111,822)	—	(157,530)	30,044,272
Right-of-use assets		7,848,138	—	(3,788,741)	—	4,059,397
Asset retirement costs		14,348,920	—	(5,277,109)	(146,423)	8,925,388
Others		14,852,245	—	(12,106,384)	—	2,745,861

	￦	287,628,367	(501,409)	(113,125,414)	(866,906)	173,134,638

		2022
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses	Book value

		In millions of won
Land	￦	14,298,409	(27,405)	—	(27,472)	14,243,532
Buildings		24,230,827	(50,437)	(10,931,672)	(6,955)	13,241,763
Structures		83,055,890	(165,608)	(32,596,265)	(10,390)	50,283,627
Machinery		108,749,243	(127,126)	(54,015,594)	(541,864)	54,064,659
Ships		17,264	—	(3,788)	—	13,476
Vehicles		393,046	(2,045)	(305,242)	(117)	85,642
Equipment		2,168,348	(6,608)	(1,732,564)	(43)	429,133
Tools		1,306,509	(99)	(1,128,002)	(6)	178,402
Construction-in-progress		28,064,266	(135,926)	—	(22,795)	27,905,545
Right-of-use assets		5,992,724	—	(2,281,599)	—	3,711,125
Asset retirement costs		17,620,603	—	(6,185,214)	(146,422)	11,288,967
Others		15,520,160	—	(13,100,723)	—	2,419,437

	￦	301,417,289	(515,254)	(122,280,663)	(756,064)	177,865,308

F-1
38

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2021 and 2022 are as follows:

		2021
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance

		In millions of won
Land	￦	13,943,326	9,561	(54,447)	—	—	209,525	14,107,965
(Government grants)		(23,475)	—	1	—	—	—	(23,474)
Buildings		12,616,532	9,036	(19,974)	(889,539)	—	1,210,171	12,926,226
(Government grants)		(57,231)	—	—	5,174	—	(65)	(52,122)
Structures		46,258,855	630	(319,287)	(2,582,488)	(741)	4,933,083	48,290,052
(Government grants)		(180,009)	—	1,811	9,517	—	(3,340)	(172,021)
Machinery		50,038,787	268,126	(135,803)	(5,759,425)	—	7,343,697	51,755,382
(Government grants)		(157,785)	—	531	17,519	—	(347)	(140,082)
Ships		255	—	—	(103)	—	25	177
Vehicles		78,983	4,807	(4,298)	(37,980)	—	47,745	89,257
(Government grants)		(632)	(26)	—	460	—	(1,477)	(1,675)
Equipment		407,843	54,875	(667)	(184,007)	—	119,139	397,183
(Government grants)		(227)	—	—	95	—	(17)	(149)
Tools		192,387	19,389	(89)	(81,984)	—	53,362	183,065
(Government grants)		(239)	—	—	209	—	(34)	(64)
Construction-in-progress		30,964,938	12,183,430	(66,965)	—	(3,315)	(12,921,994)	30,156,094
(Government grants)		(79,126)	5,027	—	—	—	(37,723)	(111,822)
Right-of-use assets		4,542,166	78,213	(11,787)	(558,565)	—	9,370	4,059,397
Asset retirement costs		7,413,171	92	(209)	(844,518)	—	2,356,852	8,925,388
Others		2,752,081	5,311	(2,332)	(869,310)	—	860,111	2,745,861

	￦	168,710,600	12,638,471	(613,515)	(11,774,945)	(4,056)	4,178,083	173,134,638

		2022
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance

		In millions of won
Land	￦	14,107,965	9,535	(49,377)	—	—	202,814	14,270,937
(Government grants)		(23,474)	—	1	—	—	(3,932)	(27,405)
Buildings		12,926,226	3,202	(19,918)	(906,528)	(449)	1,289,667	13,292,200
(Government grants)		(52,122)	—	—	5,360	—	(3,675)	(50,437)
Structures		48,290,052	217,450	(277,308)	(2,677,395)	(3,669)	4,900,105	50,449,235
(Government grants)		(172,021)	—	1,250	9,568	—	(4,405)	(165,608)
Machinery		51,755,382	248,932	(188,924)	(5,748,407)	(33,191)	8,157,993	54,191,785
(Government grants)		(140,082)	—	405	17,283	—	(4,732)	(127,126)
Ships		177	—	—	(1,053)	—	14,352	13,476
Vehicles		89,257	1,813	(88)	(41,907)	—	38,612	87,687
(Government grants)		(1,675)	—	—	663	—	(1,033)	(2,045)
Equipment		397,183	79,369	(183)	(205,908)	(1)	165,281	435,741
(Government grants)		(149)	—	—	494	—	(6,953)	(6,608)
Tools		183,065	25,291	(180)	(77,902)	—	48,227	178,501
(Government grants)		(64)	—	—	32	—	(67)	(99)
Construction-in-progress		30,156,094	11,671,907	(197,293)	—	134,735	(13,723,972)	28,041,471
(Government grants)		(111,822)	23,155	17	—	—	(47,276)	(135,926)
Right-of-use assets		4,059,397	197,016	(2,838)	(509,068)	—	(33,382)	3,711,125
Asset retirement costs		8,925,388	—	—	(1,133,866)	—	3,497,445	11,288,967
Others		2,745,861	9,028	(22,531)	(1,036,132)	—	723,211	2,419,437

	￦	173,134,638	12,486,698	(756,967)	(12,304,766)	97,425	5,208,280	177,865,308

(3)
The Company’s subsidiaries including Korea Hydro & Nuclear Power Co., Ltd. have recognized proceeds and costs from selling items produced before its intended use, by accounting ￦94,264 million as revenue and ￦63,405 as expense in profit or loss for the year ended December 31, 2022.

F-1
39

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

19.	Investment Properties

(1)	Investment properties as of December 31, 2021 and 2022 are as follows:

		2021
		Acquisition cost	Government grants	Accumulated depreciation	Book value

		In millions of won
Land	￦	201,605	—	—	201,605
Buildings		19,543	(30)	(8,334)	11,179

	￦	221,148	(30)	(8,334)	212,784

		2022
		Acquisition cost	Government grants	Accumulated depreciation	Book value

		In millions of won
Land	￦	194,417	—	—	194,417
Buildings		20,241	(21)	(6,351)	13,869

	￦	214,658	(21)	(6,351)	208,286

(2)	Changes in investment properties for the years ended December 31, 2021 and 2022 are as follows:

		2021
		Beginning balance	Depreciation	Others	Ending balance

		In millions of won
Land	￦	200,391	—	1,214	201,605
Buildings		24,833	(1,387)	(12,237)	11,209
(Government grants)		(29)	1	(2)	(30)

	￦	225,195	(1,386)	(11,025)	212,784

		2022
		Beginning balance	Disposal	Depreciation	Others	Ending balance

		In millions of won
Land	￦	201,605	(208)	—	(6,980)	194,417
Buildings		11,209	—	(487)	3,168	13,890
(Government grants)		(30)	—	1	8	(21)

	￦	212,784	(208)	(486)	(3,804)	208,286

(3)	Income and expenses related to investment properties for the years ended December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Rental income	￦	10,118	9,775
Operating and maintenance expenses related to rental income		(1,386)	(587)

	￦	8,732	9,188

F-14
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

19.	Investment Properties, Continued

(4)	Fair value of investment properties as of December 31, 2021 and 2022 are as follows:

		2021		2022
		Book value	Fair value	Book value	Fair value

		In millions of won
Land	￦	201,605	268,702	194,417	292,827
Buildings		11,179	13,636	13,869	15,626

	￦	212,784	282,338	208,286	308,453

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

(5)	All of the Company’s investment properties are held under freehold interests.

20.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the years ended December 31, 2020, 2021 and 2022 are as follows:

		2020
		Beginning balance	Increase (decrease)(*)	Recognized as revenue	Ending balance

		In millions of won
Nuclear power plant construction in UAE and others	￦	2,735,141	1,229,759	(812,175)	3,152,725

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

		2022
		Beginning balance	Increase (decrease)(*)	Recognized as revenue	Ending balance

		In millions of won
Nuclear power plant construction in overseas and others	￦	2,783,935	3,457,964	(646,953)	5,594,946

(*)
For the year ended December 31, 2022, the increased balance of contracts from new orders is ￦3,578,599 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ￦81,401 million.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

20.	Construction Contracts, Continued

(2)	Accumulated earned revenue, expense and others related to the Company’s construction contracts in progress as of December 31, 2021 and 2022 are as follows:

		2021
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts

		In millions of won
Nuclear power plant construction in UAE and others	￦	22,051,129	20,967,097	1,084,032	23,238

		2022
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts

		In millions of won
Nuclear power plant construction in overseas and others	￦	22,507,004	21,666,552	840,452	29,877

(3)	Gross amount due from customers recognized as contract assets and due to customers recognized as contract liabilities for contract work as of December 31, 2021 and 2022 are as follows:

		2021		2022
		Contract assets(*1)	Contract liabilities(*2)	Contract assets(*1)	Contract liabilities(*2)

		In millions of won
Nuclear power plant construction in overseas and others	￦	82,306	5,330	118,983	120,952

(*1)
Included in trade and other receivables, net, in the consolidated statements of financial position.

The balance of trade receivables from construction contracts are ￦57,639 million and ￦85,757 million, as of December 31, 2021 and 2022, respectively.

(*2)
Included in
non-financial
liabilities as advance received in the consolidated statements of financial position. The revenue recognized on December 31, 2022 from the amounts included in contract liabilities at the end of the prior year is ￦5,051 million.

Revenue recognized for the year ended December 31, 2022 from performance obligations satisfied in previous periods is ￦15,663 million.

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of December 31, 2021 and 2022 are as follows:

		2021
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value

		In millions of won
Software	￦	867,185	(91)	(704,589)	—	162,505
Copyrights, patents rights and other industrial rights		103,428	—	(59,063)	(9,178)	35,187
Mining rights		623,122	—	(39,803)	(541,417)	41,902
Development expenditures		978,768	(3,820)	(905,805)	(19)	69,124
Intangible assets under development		94,275	(7,326)	—	(12,845)	74,104
Usage rights of donated assets and others		592,870	—	(423,087)	—	169,783
Leasehold rights		28,185	—	(22,337)	—	5,848
Greenhouse gas emissions rights		78,137	—	—	—	78,137
Others		574,957	(71)	(155,404)	(11,995)	407,487

	￦	3,940,927	(11,308)	(2,310,088)	(575,454)	1,044,077

F-14
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

21.	Intangible Assets other than Goodwill, Continued

(1)	Intangible assets as of December 31, 2021 and 2022 are as follows, continued:

		2022
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value

		In millions of won
Software	￦	1,002,040	(174)	(799,013)	(20)	202,833
Copyrights, patents rights and other industrial rights		104,559	—	(67,368)	(9,178)	28,013
Mining rights		625,845	—	(46,187)	(541,133)	38,525
Development expenditures		938,032	(3,477)	(883,527)	—	51,028
Intangible assets under development		76,625	(2,108)	—	(8,903)	65,614
Usage rights of donated assets and others		592,797	—	(435,518)	(136)	157,143
Leasehold rights		28,185	—	(23,297)	—	4,888
Greenhouse gas emissions rights		43,960	—	—	—	43,960
Others		551,396	(67)	(174,714)	(11,955)	364,660

	￦	3,963,439	(5,826)	(2,429,624)	(571,325)	956,664

(2)	Changes in intangible assets for the years ended December 31, 2021 and 2022 are as follows:

		2021
		Beginning balance	Acquisition	Disposal	Amortization	Reversal	Others	Ending balance

		In millions of won
Software	￦	152,163	18,834	(1)	(77,881)	—	69,481	162,596
(Government grants)		(136)	—	—	64	—	(19)	(91)
Copyrights, patents rights and other industrial rights		42,916	166	(131)	(7,771)	—	7	35,187
Mining rights		42,390	1,022	—	(3,526)	—	2,016	41,902
Development expenditures		95,166	309	—	(37,033)	—	14,502	72,944
(Government grants)		(5,043)	—	—	1,439	—	(216)	(3,820)
Intangible assets under development		67,018	51,988	—	—	—	(37,576)	81,430
(Government grants)		(7,203)	—	—	—	—	(123)	(7,326)
Usage rights of donated assets and others		184,475	—	—	(13,594)	—	(1,098)	169,783
Leasehold rights		6,340	—	—	(834)	—	342	5,848
Greenhouse gas emissions rights		61,373	78,091	—	(31)	—	(61,296)	78,137
Others		416,346	2,229	—	(26,998)	14	15,967	407,558
(Government grants)		(75)	—	—	4	—	—	(71)

	￦	1,055,730	152,639	(132)	(166,161)	14	1,987	1,044,077

F-14
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the years ended December 31, 2021 and 2022 are as follows, continued:

		2022
		Beginning balance	Acquisition	Disposal	Amortization	Impairment	Others	Ending balance

		In millions of won
Software	￦	162,596	22,532	(57)	(84,649)	—	102,585	203,007
(Government grants)		(91)	—	—	60	—	(143)	(174)
Copyrights, patents rights and other industrial rights		35,187	270	(37)	(7,136)	—	(271)	28,013
Mining rights		41,902	2,395	—	(4,296)	—	(1,476)	38,525
Development expenditures		72,944	—	—	(24,238)	—	5,799	54,505
(Government grants)		(3,820)	—	—	1,466	—	(1,123)	(3,477)
Intangible assets under development		81,430	39,559	—	—	(14)	(53,253)	67,722
(Government grants)		(7,326)	—	—	—	—	5,218	(2,108)
Usage rights of donated assets and others		169,783	—	—	(11,394)	(150)	(1,096)	157,143
Leasehold rights		5,848	—	—	(960)	—	—	4,888
Greenhouse gas emissions rights		78,137	57,466	—	—	—	(91,643)	43,960
Others		407,558	4,073	(260)	(25,017)	—	(21,627)	364,727
(Government grants)		(71)	—	—	4	—	—	(67)

	￦	1,044,077	126,295	(354)	(156,160)	(164)	(57,030)	956,664

(3)	Significant specific intangible assets as of December 31, 2021 and 2022 are as follows:

2021
Type	Description	Currency	Amount	Remaining useful lives

	In millions of won and thousands of Australian dollars
Software	DAS MS-SQL CORE license	KRW	3,817	2 years and 8 months
Copyrights, patents rights and other industrial rights	Smart technology verification and standard design project conducting right	KRW	1,851	9 months
	Contributions to AP R NRC DC	KRW	25,045	6 years
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	22,310	4 years and 11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	8,962	8 years and 6 months
Others	Occupancy and use of public waters	KRW	81,623	15 years and 1 month
	Greenhouse gas emissions rights	KRW	78,137	—
	Business rights	KRW	160,459	27 years and 11 months

(*) The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

F-14
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of December 31, 2021 and 2022 are as follows, continued:

2022
Type	Description	Currency	Amount	Remaining useful lives

	In millions of won and thousands of Australian dollars
Software	ORACLE license for SDIS integrated DB	KRW	5,509	3 years and 4 months
Copyrights, patents rights and other industrial rights	Contributions to APR NRC DC	KRW	20,871	5 years
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	17,772	3 years and 11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	7,908	7 years and 6 months
Others	Occupancy and use of public waters	KRW	76,212	14 years and 1 month
	Greenhouse gas emissions rights	KRW	43,960	—
	Business rights	KRW	154,712	26 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)	For the years ended December 31, 2020, 2021 and 2022, the Company recognized research and development expenses of ￦ 700,642 million, ￦ 689,397 million and ￦ 727,810 million, respectively.

22.	Trade and Other Payables
Trade and other payables as of December 31, 2021 and 2022 are as follows:

		2021		2022
		Current	Non-current	Current	Non-current

		In millions of won
Trade payables	￦	4,780,260	—	7,529,857	—
Non-trade payables		1,536,976	2,032,260	2,132,838	2,023,985
Accrued expenses		1,174,765	8,095	1,605,118	6,351
Leasehold deposits received		1,699	741	2,479	35
Other deposits received		72,063	68,050	97,408	47,863
Lease liabilities		583,558	3,826,945	614,037	3,549,106
Dividends payable		4,105	—	1,812	—
Others(*)		—	60,407	—	11,574

	￦	8,153,426	5,996,498	11,983,549	5,638,914

(*)	Details of others as of December 31, 2021 and 2022 are as follows:

		2021		2022
		Current	Non-current	Current	Non-current

		In millions of won
Advance received from local governments	￦	—	3,477	—	3,477
Others		—	56,930	—	8,097

	￦	—	60,407	—	11,574

F-14
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Current liabilities
Short-term borrowings	￦	2,920,563	8,820,425
Current portion of long-term borrowings		1,463,703	3,638,202
Current portion of debt securities		9,652,986	10,205,395
Less : Current portion of discount on long-term borrowings		(2,048)	(774)
Less : Current portion of discount on debt securities		(5,370)	(4,246)

		14,029,834	22,659,002

Non-current liabilities
Long-term borrowings		2,278,481	2,977,268
Debt securities		64,385,784	95,160,920
Less : Discount on long-term borrowings		(12,857)	(14,945)
Less : Discount on debt securities		(152,760)	(177,543)
Add: Premium on debt securities		1,031	663

		66,499,679	97,946,363

	￦	80,529,513	120,605,365

(2)	Repayment schedule of borrowings and debt securities as of December 31, 2021 and 2022 are as follows:

2021
Type		Borrowings	Debt Securities

		In millions of won
Less than 1 year	￦	4,384,266	9,652,986
1~ 5 years		1,013,500	34,156,038
Over 5 years		1,264,981	30,229,746

	￦	6,662,747	74,038,770

2022
Type		Borrowings	Debt Securities

		In millions of won
Less than 1 year	￦	12,458,627	10,205,395
1~ 5 years		1,472,655	65,278,587
Over 5 years		1,504,613	29,882,333

	￦	15,435,895	105,366,315

F-1
4
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of December 31, 2021 and 2022 are as follows:

2021
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency

	In millions of won and thousands of foreign currencies
Local short-term borrowings	DB financial investment and others	1.96~4.60	2022.01.07 ~2022.12.31	—	￦	2,030,886
Electronic short-term bonds	BNK Securities and others	1.35~1.77	2022.01.21 ~2022.02.08	—		100,000
Foreign short-term borrowings	Shinhan Bank and others	0.34~0.45	2022.01.04 ~2022.03.30	USD 157,533		186,755
Foreign short-term borrowings	Korea Development Bank and others	1M Libor + 1.25	2022.04.29	USD 173,042		205,142
Foreign short-term borrowings	Shinhan Bank and others	0.57~0.80	2022.06.17 ~2022.08.31	USD 78,319		92,847
Foreign short-term borrowings	Credit Agricole and others	0.04	2022.06.28	EUR 72,199		96,915
Local bank overdraft	Korea Development Bank and others	1.73~2.25	2022.01.07 ~2022.02.26	—		208,018

					￦	2,920,563

2022
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency

	In millions of won and thousands of USD
Local short-term borrowings	DB financial investment and others	3.21~5.80	2023.01.02 ~2023.12.31	—	￦	5,549,120
Local short-term borrowings	Nonghyup Bank and others	3M CD + 1.11~1.70	2023.05.25 ~2023.11.24	—		3,000,000
Local short-term borrowings	Shinhan Bank	6M Bank Debenture Rate + 1.77	2023.11.17	—		50,000
Local short-term borrowings	Korea Development Bank	4.15	2023.01.06	—		3,400
Foreign short-term borrowings	Shinhan Bank	5.19	2023.02.28	USD 12,045		15,264
Foreign short-term borrowings	Shinhan Bank	SOFR(1M) + 0.65	2023.02.27	USD 40,000		50,692
Foreign short-term borrowings	Kookmin Bank and others	3.32~5.88	2023.01.09 ~2023.06.12	USD 91,796		116,333
Local bank overdraft	Woori Bank and others	Standard overdraft rate + 1.32 4.83	2023.01.06 ~2023.02.24	—		35,616

					￦	8,820,425

F-1
4
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2021 and 2022 are as follows:

2021
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

		In millions of won and thousands of foreign currencies

Local long-term borrowings
Korea Development Bank	Others	0.50	2023~2044	—	￦	2,509
	Facility	2.50~4.60	2022~2028	—		39,430
	Operating funds	2.33	2022	—		20,000
	Operating funds	1yr KDB bond rate + 0.81~0.95	2022~2023	—		64,300
Hana Bank	Commercial Paper	3M CD+0.13~0.43	2022~2025	—		1,050,000
	Facility	4.60	2028	—		9,647
	Facility	3yr KTB rate-1.25	2022~2028	—		4,485
IBK	PF Refinancing	CD+1.25	2030	—		8,589
Export-Import Bank of Korea	Project loans	1.50	2026	—		13,258
	Facility	1.32	2028	—		32,000
	Operating funds	1.78	2023	—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25	2023~2025	—		8,971
	Facility	3yr KTB rate-2.25	2022~2024	—		995
	Project loans	—	2023	—		1,197
	Others	1.75	2028	—		4,893
Shinhan Bank and others	Facility	CB rate+1.10	2028	—		14,470
	Commercial Paper	3M CD+0.38	2025	—		150,000
	Others	3.95	2034	—		84,179
	Others	Standard overdraft rate+1.00	2034	—		84,179
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79	2022~2031	—		59,333
Others	Facility	2.80~6.80	2024~2039	—		620,185
	Facility	CB rate+0.90~1.10 3M CD+1.60 3.37	2028~2037	—		171,733
	PF Refinancing	3.80~5.00	2030~2034	—		71,742
	PF Refinancing	1.75	2029	—		22,265
	Others	4.40~7.90	2022~2038	—		116,367
	Others	1.80~4.50	2031~2034	—		49,928

						2,720,355

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744		10,366
Export-Import Bank of Korea and others	Direct loan and others	1M Libor+1.80~3.20	2036	USD 89,823		106,485
	Direct loan and others	3M Libor+2.75~3.70	2027	JOD 107,868		180,363
	PF Loan	6M Libor+1.70~2.50	2032	USD 103,340		122,509
POSCO and others	Shareholder’s loan	8.00	2025	USD 11,953		14,171
	Shareholder’s loan	8.00	2031	JOD 4,853		8,114
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY 5,144,387		53,000
Woori Bank and others	Syndicated Loan	JPY 6M Libor+2.00	2032	JPY 2,820,708		29,060
KiwoomSolar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 36,311		48,741
IFC and others	Others	6M Libor+5.00	2031	USD 230,018		272,686
Federal Financing Bank and others	PF Loan	2.39~6.00	2031~2038	USD 94,135		111,597
Others	Others	—	—	USD 54,607		64,737

						1,021,829

						3,742,184
Less: Discount on long-term borrowings						(14,905)
Less: Current portion of long-term borrowings						(1,463,703)
Add: Current portion of discount on long-term borrowings						2,048

					￦	2,265,624

F-1
4
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2021 and 2022 are as follows, continued:

2022
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

		In millions of won and thousands of foreign currencies
Local long-term borrowings
Korea Development Bank	Others	0.50	2023~2044	—	￦	2,133
	Facility	2.50~4.60	2023~2028	—		28,420
	Facility	CB rate+0.90	2029	—		9,985
	Operating funds	1yr KDB rate+0.81~0.91	2023~2024	—		54,300
Hana Bank and others	Commercial Paper	3M CD+0.13~1.20	2023~2027	—		3,250,000
	Facility	4.60	2028	—		8,137
	Facility	3yr KTB rate-1.50	2028	—		3,821
Export-Import Bank of Korea	Project loans	1.50	2026	—		10,312
	Facility	1.32	2028	—		58,100
	Operating funds	1.78	2023	—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 1.50~1.75	2023~2028	—		11,175
	Facility	3yr KTB rate-2.50	2023~2024	—		393
	Project loans	—	2023~2027	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		19,195
	Commercial Paper	3M CD+0.38	2025	—		150,000
	Others	3.95	2034	—		78,905
	Others	Standard overdraft rate+1.00	2034	—		78,905
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79 5.04	2023~2035	—		105,155
	Others	4.00	2025	—		20,700
Woori Bank	Facility	3M Libor+1.90 5.04	2035~2042	—		48,823
Others	Facility	3.50~6.80	2028~2044	—		690,259
	Facility	CB rate+1.10 1.75~4.56	2024~2036	—		103,131
	PF Refinancing	CB rate+1.25	2030	—		7,634
	PF Refinancing	4.10	2030	—		21,206
	Securitized debts (*)	3M CD+1.80	2025	—		33,476
	Others	4.40~7.90	2023~2039	—		120,217
	Others	1.80~4.50	2031~2034	—		49,929

						4,981,208

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744		11,081
Export-Import Bank of Korea and others	Direct Loan and others	6M Libor+3.20	2036	USD 78.094		98,969
	Direct Loan and others	3M Libor+2.25~3.70	2027	JOD 91,051		162,692
	Facility	6M Libor+1.70~2.50 SOFR(3M) +1.83	2039~2032	USD 132,168		167,496
Kookmin Bank and others	EBL	SOFR(1M)+0.11~0.75	2024	USD 149,592		189,578
Riyad Bank	EBL	SOFR(3M)+1.20	2025	USD 49,870		63,201
POSCO and others	Shareholder’s loan	8.00	2025	USD 10,005		12,680
	Shareholder’s loan	8.00	2031	JOD 4,853		8,671
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY 4,752,934		45,304
Woori Bank and others	Syndicated Loan	JPY 6M Libor+1.84	2032	JPY 2,613,385		24,910
Solar Construction Lendings, LLC	Facility	5.00	2025	USD 31,140		39,464
KiwoomSolar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 40,531		54,765
IFC and others	Others	6M Libor+5.00 SOFR(3M)+1.83~1.99 5.41~6.19	2028~2031	USD 408,408		517,575

F-1
49

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2021 and 2022 are as follows, continued:

2022
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

		In millions of won and thousands of foreign currencies
Hanwha US Solar Private Fund and others	PF Refinancing	3.00	2038	USD 58,308		73,894
DBS Bank and others	Facility	1M BBSY+1.40~2.25	2025	AUD 190,860		163,836
Others	Others	—	—	USD 116		146

						1,634,262

						6,615,470
Less: Discount on long-term borrowings						(15,719)
Less: Current portion of long-term borrowings						(3,638,202)
Add: Current portion of discount on long-term borrowings						774

					￦	2,962,323

(*)	The main reasons for early repayment of securitized debts as of December 31, 2022 are as follows:

Type	Details
Non-payment of proceeds	Where the consignor fails to pay the principal to the trustee
Guarantees for supplemental funding	Where the consignor fails to fulfill guarantees for supplemental funding
Additional trust obligation	Where the consignor fails to fulfill the additional trust obligation
Event of default	In case the event of default occurs under the ABL loan agreement
The consolidated entity is responsible for collateral obligations (fund supplementation) and liability guarantees for entrusted assets.

(5)	Local debt securities as of December 31, 2021 and 2022 are as follows:

	Issue date	Maturity	Interest rate (%)		2021	2022

	In millions of won

Electricity Bonds	2012.03.27~2022.12.28	2023.01.11~2052.04.21	1.14~5.99	￦	34,080,000	61,190,000
Corporate Bonds (*)	2009.10.16~2022.12.20	2023.01.11~2052.08.24	1.01~6.06		28,194,472	29,293,188
Corporate Bonds	2021.05.26	2041.05.25	2.00		—	11,578

					62,274,472	90,494,766
Less: Discount on local debt securities					(52,723)	(56,924)
Less: Current portion of local debt securities					(7,432,647)	(8,401,619)
Add: Current portion of discount on local debt securities					2,510	2,344

				￦	54,791,612	82,038,567

(*)
Among the corporate bonds, each holder of Hee Mang Sunlight Power Co., Ltd.’s private equity bonds, amounting to ￦1,619 million, may exercise the early redemption rights on the 5th year (March 31, 2021) from the date of issuance of the bonds and every year on March 31 thereafter, until the year before the redemption date.

F-15
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of December 31, 2021 and 2022 are as follows:

	2021
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency

	In millions of won and thousands of foreign currencies
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	￦	330,400
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		373,097
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		340,144
FY-12	2012.09.19	2022.09.19	3.00	USD 750,000		889,125
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		118,550
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		355,650
FY-17	2017.06.19~2017.07.25	2022.06.19~2027.07.25	2.63~3.13	USD 800,000		948,400
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		53,694
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		58,968
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		250,850
FY-18	2018.06.07~2018.07.25	2023.06.07~2023.07.25	3.75~3.88	USD 1,400,000		1,659,700
FY-19	2019.01.22~2019.06.24	2022.01.22~2024.06.24	2.50~3.38	USD 800,000		948,400
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		259,494
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF 300,000		389,241
FY-19	2019.07.22	2022.07.22	2.38	USD 300,000		355,650
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD 300,000		257,667
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 371,947		440,943
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		355,650
FY-20	2020.05.06	2025.05.06	1.75	USD 500,000		592,750
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		592,750
FY-20	2020.08.03	2026.02.03	0.61	USD 300,000		355,650
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		533,475
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		592,750
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		355,650
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		355,650

						11,764,298
Less: Discount on foreign debt securities						(105,407)
Add: Premium on foreign debt securities						1,031
Less: Current portion of foreign debt securities						(2,220,339)
Add: Current portion of discount on foreign debt securities						2,860

					￦	9,442,443

F-15
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of December 31, 2021 and 2022 are as follows, continued:

	2022
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency

	In millions of won and thousands of foreign currencies
FY-96	1996.04.01~ 1996.12.06	2026.12.01~ 2096.04.01	6.00~7.95	USD 278,701	￦	353,198
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		398,841
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		363,614
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		126,730
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		380,190
FY-17	2017.07.25	2027.07.25	3.13	USD 300,000		380,190
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		54,048
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		54,527
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		268,208
FY-18	2018.06.07~2018.07.25	2023.06.07~2023.07.25	3.75~3.88	USD 1,400,000		1,774,220
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		274,574
FY-19	2019.06.24	2024.06.24	2.50	USD 500,000		633,650
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF 300,000		411,861
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD 300,000		257,523
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 360,899		457,368
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		380,190
FY-20	2020.05.06	2025.05.06	1.75	USD 500,000		633,650
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		633,650
FY-20	2020.08.03	2026.02.03	1.00	USD 300,000		380,190
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		570,285
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		633,650
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		380,190
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		380,190
FY-22	2022.04.21	2027.04.21	3.63	USD 300,000		380,190
FY-22	2022.05.06	2025.05.06	3.60	USD 500,000		633,650
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD 800,000		1,013,840
FY-22	2022.06.28	2025.06.28	4.13	USD 300,000		380,190
FY-22	2022.07.27	2027.07.27	4.25	USD 700,000		887,110
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD 800,000		1,013,840
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD 2,350,000		381,992

						14,871,549
Less: Discount on foreign debt securities						(124,865)
Add: Premium on foreign debt securities						663
Less: Current portion of foreign debt securities						(1,803,776)
Add: Current portion of discount on foreign debt securities						1,902

					￦	12,945,473

(7)	Changes in borrowings and debt securities for the years ended December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Beginning balance	￦	69,724,581	80,529,513
Cash flow		9,653,394	39,193,816
Effect of exchange rate fluctuations		1,001,493	906,877
Others		150,045	(24,841)

Ending balance	￦	80,529,513	120,605,365

F-15
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

24.	Leases
Company as a lessee

(1)	Lease contracts
The Company applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ￦199,490 million and ￦235,473 million respectively, as expense for the years ended December 31, 2021 and 2022. The Company also applies the leases of low-value
assets recognition exemption to leases contracts with underlying assets considered to be low value (i.e., approximately less than ￦5 million), and recognized ￦2,349 million and ￦3,147 million respectively, as expense for the years ended December 31, 2021 and 2022. The Company has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of December 31, 2021 and 2022 are as follows:

		2021
		Acquisition cost	Accumulated depreciation	Book value

		In millions of won
Land	￦	814,795	(162,000)	652,795
Buildings		106,823	(43,939)	62,884
Structures		26,374	(5,226)	21,148
Machinery		1,308	(743)	565
Ships		4,217,735	(1,188,516)	3,029,219
Vehicles		30,375	(16,757)	13,618
Others(*)		2,650,728	(2,371,560)	279,168

	￦	7,848,138	(3,788,741)	4,059,397

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

		2022
		Acquisition cost	Accumulated depreciation	Book value

		In millions of won
Land	￦	886,076	(224,277)	661,799
Buildings		135,290	(60,434)	74,856
Structures		30,879	(6,914)	23,965
Machinery		1,737	(902)	835
Ships		4,151,460	(1,554,597)	2,596,863
Vehicles		35,712	(20,996)	14,716
Others(*)		751,570	(413,479)	338,091

	￦	5,992,724	(2,281,599)	3,711,125

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

F-15
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

24.	Leases, Continued

(3)	Changes in right-of-use assets for the years ended December 31, 2021 and 2022 are as follows:

		2021
		Beginning balance	Increase	Depreciation	Decrease	Others	Ending balance

		In millions of won
Land	￦	706,579	7,312	(57,231)	—	(3,865)	652,795
Buildings		47,222	22,336	(25,780)	(1,469)	20,575	62,884
Structures		20,486	2,198	(1,536)	—	—	21,148
Machinery		695	—	(130)	—	—	565
Ships		3,437,363	9,694	(411,291)	—	(6,547)	3,029,219
Vehicles		13,525	9,583	(8,162)	(7)	(1,321)	13,618
Others		316,296	27,090	(54,435)	(10,311)	528	279,168

	￦	4,542,166	78,213	(558,565)	(11,787)	9,370	4,059,397

		2022
		Beginning balance	Increase	Depreciation	Decrease	Others	Ending balance

		In millions of won
Land	￦	652,795	63,654	(41,260)	—	(13,390)	661,799
Buildings		62,884	42,399	(30,243)	(1,042)	858	74,856
Structures		21,148	4,256	(1,758)	—	319	23,965
Machinery		565	429	(159)	—	—	835
Ships		3,029,219	—	(393,677)	—	(38,679)	2,596,863
Vehicles		13,618	13,475	(8,673)	(962)	(2,742)	14,716
Others		279,168	72,803	(33,298)	(834)	20,252	338,091

	￦	4,059,397	197,016	(509,068)	(2,838)	(33,382)	3,711,125

(4)	Lease liabilities as of December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Less than 1 year	￦	620,121	639,756
1 ~ 5 years		2,158,145	2,047,584
More than 5 years		2,150,722	1,925,012

		4,928,988	4,612,352
Less : Discount		(518,485)	(449,209)

Present value of lease payment	￦	4,410,503	4,163,143

(5)	The details of the liquidity classification of lease liabilities as of December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Current lease liabilities	￦	583,558	614,037
Non-current lease liabilities		3,826,945	3,549,106

	￦	4,410,503	4,163,143

F-15
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

24.	Leases, Continued

(6)	Changes in lease liabilities for the years ended December 31, 2021 and 2022 are as follows:

		2021
		Beginning balance	Increase	Decrease	Interest expenses	Others(*)	Ending balance

		In millions of won
Lease liabilities	￦	4,621,096	73,090	(665,687)	93,651	288,353	4,410,503

		2022
		Beginning balance	Increase	Decrease	Interest expenses	Others(*)	Ending balance

		In millions of won
Lease liabilities	￦	4,410,503	109,019	(654,236)	91,590	206,267	4,163,143

(*)	Including translation effect of foreign currency lease liabilities and others.

(7)	Details of expense relating to lease contracts as lessee for the years ended December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Depreciation of right-of-use assets	￦	558,565	509,068
Interest expenses of lease liabilities		93,651	91,590
Leases expenses for short-term leases		199,490	235,473
Leases expenses for leases of low-value assets		2,349	3,147
Variable lease payments		54,675	112,158

	￦	908,730	951,436

(8)
The total cash outflow related to the lease contracts, including cash outflows due to short-term leases and leases of low-value
assets, amounts to
￦
922,200 million and
￦
1,005,014 million, for the years ended December 31, 2021 and 2022, respectively.

Company as a lessor

(1)	Finance lease contracts
The Company entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a
25-year
lease term, and an 89.1MW level Fujeij wind power plant over a
20-year
lease term. In addition, the Company provides 27 energy storage system installation projects and 133 energy efficiency contracts as finance leases with a lease term of 2 to 11 years. Also, the Company entered into a PPA with the Comission Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profit and loss related to finance lease for the years ended December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Finance income on the net investment in the lease	￦	111,569	122,355

F-15
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

24.	Leases, Continued

(3)	Maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Less than 1 year	￦	172,528	181,930
1 ~ 2 years		163,937	169,693
2 ~ 3 years		158,933	166,787
3 ~ 4 years		156,450	166,196
4 ~ 5 years		155,068	166,965
More than 5 years		1,588,403	1,527,093

		2,395,319	2,378,664
Less : Unearned finance income		(1,194,627)	(1,139,274)

Net investment in the lease(*)	￦	1,200,692	1,239,390

(*)	Including the present value of unguaranteed residual value amounting to ￦19,574 million and ￦22,910 million, as of December 31, 2021 and 2022, respectively.
The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 0.00% up to 17.08% per year as of December 31, 2022. (prior year : 0.00% ~ 16.83%)

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for the years ended December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Beginning balance	￦	990	768
Bad debt expense		—	3,737
Reversal of allowance for doubtful accounts		(222)	—

Ending balance	￦	768	4,505

25.	Employment Benefits

(1)	Employment benefit obligations as of December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Net defined benefit asset	￦	20,871	198,626
Net defined benefit obligations		1,675,741	825,927
Other long-term employee benefit obligations		3,417	2,794

(2)	Principal assumptions used for actuarial valuation as of December 31, 2021 and 2022 are as follows:

	2021	2022

Discount rate	2.51%~2.60%	5.16%~5.19%
Future salary and benefit levels	4.28%	4.55%
Weighted average duration	10.39 years	8.84 years

F-1
5
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

25.	Employment Benefits, Continued

(3)	Details of expense relating to defined benefit plans for the years ended December 31, 2020, 2021 and 2022 are as follows:

		2020	2021	2022

		In millions of won
Current service cost	￦	509,520	524,942	496,722
Interest cost		83,248	91,877	116,256
Expected return on plan assets		(42,742)	(52,782)	(73,484)
Past service cost		(2,027)	5,483	125
Loss from settlement		—	—	—

	￦	547,999	569,520	539,619

Expenses described above are recognized in those items below in the consolidated financial statements.

		2020	2021	2022

		In millions of won
Cost of sales	￦	397,442	416,287	404,243
Selling and administrative expenses		94,846	95,983	81,457
Others (Construction-in-progress and others)		55,711	57,250	53,919

	￦	547,999	569,520	539,619

In addition, for the years ended December 31, 2020, 2021 and 2022, employee benefit obligations expenses of, ￦60,587 million, ￦71,976 million and ￦101,369 million, respectively, are recognized as cost of sales, and ￦9,121 million, ￦17,144 million and, ￦28,301 million, respectively, are recognized as selling and administrative expenses, and ￦11,861 million, ￦13,025 million and ￦14,827 million, respectively, are recognized as construction-in-progress
and others, relates to the Company’s defined contribution plans.

(4)	Details of defined benefit obligations as of December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Present value of defined benefit obligation from funded plans	￦	4,564,417	3,776,715
Fair value of plan assets		(2,909,547)	(3,149,414)

Net liabilities incurred from defined benefit plans	￦	1,654,870	627,301

(5)	Changes in the present value of defined benefit obligations for the years ended December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Beginning balance	￦	4,570,614	4,564,417
Current service cost		524,942	496,722
Interest cost		91,877	116,256
Remeasurement component		(345,755)	(1,012,727)
Past service cost		5,483	125
Actual payments		(282,794)	(388,105)
Others		50	27

Ending balance	￦	4,564,417	3,776,715

F-1
5
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

25.	Employment Benefits, Continued

(6)	Changes in the fair value of plan assets for the years ended December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Beginning balance	￦	2,670,832	2,909,547
Expected return		52,782	73,484
Remeasurement component		(8,457)	(11,609)
Contributions by the employers		317,707	347,778
Actual payments		(123,317)	(169,786)

Ending balance	￦	2,909,547	3,149,414

In addition, gain on accumulated remeasurement component amounting to ￦98,844 million and gain on accumulated remeasurement component amounting to ￦614,805 million have been recognized as other comprehensive income or loss for the years ended December 31, 2021 and 2022, respectively.

(7)	Details of the fair value of plan assets as of December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Equity instruments	￦	344,002	171,301
Debt instruments		744,167	854,640
Bank deposits		407,809	590,103
Others (*)		1,413,569	1,533,370

	￦	2,909,547	3,149,414

(*)	‘Others’ consist of various financial assets managed by external asset management companies.
For the years ended December 31, 2021 and 2022, actual returns on plan assets amounted to ￦44,325 and ￦61,875 million, respectively.

(8)	Remeasurement components recognized in other comprehensive income (loss) for the years ended December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Actuarial gain from changes in financial assumptions	￦	(258,194)	(967,366)
Experience adjustments, etc.		(87,561)	(45,361)
Expected return		8,457	11,609

	￦	(337,298)	(1,001,118)

Remeasurement components recognized as other comprehensive income or loss are included in retained earnings.

F-1
5
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

26.	Provisions

(1)	Provisions as of December 31, 2021 and 2022 are as follows:

		2021		2022
		Current	Non-current	Current	Non-current

		In millions of won
Employment benefits
Provisions for employment benefits	￦	1,048,939	—	1,045,058	—
Litigation
Litigation provisions		26,269	88,449	26,974	154,205
Decommissioning cost
Nuclear plants		—	19,461,461	—	23,035,427
Spent fuel		457,466	893,196	415,890	1,011,028
Radioactive waste		137,342	1,695,193	94,158	1,895,849
PCBs		—	103,665	—	88,359
Other recovery provisions		—	30,231	—	32,770
Others
Power plant regional support program		146,588	—	144,504	—
Transmission regional support program		250,288	—	239,235	—
Provisions for financial guarantee		21,032	59,809	22,895	44,345
Provisions for RPS		—	—	24,339	—
Provisions for greenhouse gas emissions obligations		655,544	—	298,876	—
Others		102,408	169,420	115,122	102,659

	￦	2,845,876	22,501,424	2,427,051	26,364,642

F-1
59

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

26.	Provisions, Continued

(2)	Changes in provisions for the years ended December 31, 2021 and 2022 are as follows:

		202 1
		Beginning balance	Increase in provision	Payment	Reversal	Others	Ending balance

		In millions of won

Employment benefits
Provisions for employment benefits	￦	1,024,574	1,048,569	(1,024,212)	—	8	1,048,939
Litigation
Litigation provisions		113,002	67,443	(44,446)	(15,763)	(5,518)	114,718
Decommissioning cost
Nuclear plants		16,974,884	2,545,803	(59,226)	—	—	19,461,461
Spent fuel		1,354,001	452,063	(455,402)	—	—	1,350,662
Radioactive waste		1,891,613	3,862	(51,666)	(11,274)	—	1,832,535
PCBs		119,019	2,182	(17,408)	(128)	—	103,665
Other recovery provisions		25,840	553	(169)	—	4,007	30,231
Others
Power plant regional support program		144,272	49,596	(47,280)	—	—	146,588
Transmission regional support program		96,895	306,409	(153,016)	—	—	250,288
Provisions for financial guarantee		66,354	85,355	(72,109)	—	1,241	80,841
Provisions for RPS		9,126	445,402	(430,344)	(24,184)	—	—
Provisions for greenhouse gas emissions obligations		393,121	547,911	(235,469)	(2,174)	(47,845)	655,544
Others		314,535	104,416	(95,541)	(40,139)	(11,443)	271,828

	￦	22,527,236	5,659,564	(2,686,288)	(93,662)	(59,550)	25,347,300

F-16
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

26.	Provisions, Continued

(2)	Changes in provisions for the years ended December 31, 2021 and 2022 are as follows, continued:

		2022
		Beginning balance	Increase in provision	Payment	Reversal	Others	Ending balance

		In millions of won
Employment benefits
Provisions for employment benefits	￦	1,048,939	997,281	(1,001,283)	—	121	1,045,058
Litigation
Litigation provisions		114,718	112,797	(39,633)	(6,360)	(343)	181,179
Decommissioning cost
Nuclear plants		19,461,461	3,630,830	(56,813)	—	(51)	23,035,427
Spent fuel		1,350,662	493,943	(417,687)	—	—	1,426,918
Radioactive waste		1,832,535	221,629	(64,157)	—	—	1,990,007
PCBs		103,665	1,949	(17,156)	(99)	—	88,359
Other recovery provisions		30,231	2,093	(165)	(751)	1,362	32,770
Others
Power plant regional support program		146,588	52,470	(54,554)	—	—	144,504
Transmission regional support program		250,288	176,424	(187,477)	—	—	239,235
Provisions for financial guarantee		80,841	4,738	(17,789)	—	(550)	67,240
Provisions for RPS		—	587,586	(556,993)	(6,254)	—	24,339
Provisions for greenhouse gas emissions obligations		655,544	387,299	(590,172)	(33,596)	(120,199)	298,876
Others		271,828	4,447	(39,566)	(19,853)	925	217,781

	￦	25,347,300	6,673,486	(3,043,445)	(66,913)	(118,735)	28,791,693

(3)	Greenhouse gas emissions rights and obligations:

(i)	Allowances received free of charge from the government for each planned period as of December 31, 2022 are as follows:

	3rd planned period
	2021	2022	2023	2024	2025	Total

	In ten thousands of tons(tCO2-eq)
Allowances received free of charge from the government	15,085	14,789	14,784	4,928	4,928	54,514

F-16
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

26.	Provisions, Continued

(3)	Greenhouse gas emissions rights and obligations, continued:

(ii)	Changes in greenhouse gas emissions rights for the years ended December 31, 2021 and 2022 are as follows:

	2021
	2nd planned period		3rd planned period
	2020		2021		2022		2023		2024		2025		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount

	In ten thousands tons(tCO2-eq), millions of Won
Beginning	17,905	357,355	16,051	38,338	15,782	—	15,782	—	5,261	—	5,261	—	58,137	38,338
Purchase (Sell)	433	95,375	1,426	410,099	(31)	7,296	(43)	5,479	(75)	—	(50)	6,873	1,227	429,747
Government submission	(17,560)	(280,924)	—	—	—	—	—	—	—	—	—	—	—	—
Borrowing (carryforward)	(539)	(113,014)	352	76,221	277	55,439	10	3,050	—	—	—	—	639	134,710
Others	(239)	(58,792)	—	—	—	—	—	—	—	—	—	—	—	—

Ending	—	—	17,829	524,658	16,028	62,735	15,749	8,529	5,186	—	5,211	6,873	60,003	602,795

	2022
	3rd planned period
	2021		2022		2023		2024		2025		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount

	In ten thousands tons(tCO2-eq), millions of Won
Beginning (*)	16,433	524,658	14,942	62,735	11,166	8,529	3,671	—	3,696	6,873	49,908	602,795
Purchase (Sell)	1,191	267,433	1,343	272,824	32	6,315	35	7,185	—	—	2,601	553,757
Government submission	(17,602)	(580,807)	(838)	(173,145)	—	245	—	—	—	—	(18,440)	(753,707)
Borrowing (carryforward)	(22)	(3,298)	286	45,847	48	12,225	22	5,699	—	—	334	60,473
Others	—	(207,986)	—	(16,256)	—	(8,529)	—	—	—	5,419	—	(227,352)

Ending	—	—	15,733	192,005	11,246	18,785	3,728	12,884	3,696	12,292	34,403	235,966

(*)	Changes such as additional allowances or cancellation of allowances are reflected.

(iii)	The Company does not have greenhouse gas emissions rights pledged as collateral as of December 31, 2022.

(iv)	The Company does not hold any greenhouse gas emissions rights prepared for generating a profit from short-term fluctuations in price as of December 31, 2022.

(v)	Estimated greenhouse gas emission of the Company for the year ended December 31, 2022 is 13,167 ten thousand tons.

F-16
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

27.	Government Grants

(1)	Government grants as of December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Land	￦	(23,474)	(27,405)
Buildings		(52,122)	(50,437)
Structures		(172,021)	(165,608)
Machinery		(140,082)	(127,126)
Vehicles		(1,675)	(2,045)
Equipment		(149)	(6,608)
Tools		(64)	(99)
Construction-in-progress		(111,822)	(135,926)
Investment properties		(30)	(21)
Software		(91)	(174)
Development expenditures		(3,820)	(3,477)
Intangible assets under development		(7,326)	(2,108)
Other intangible assets		(71)	(67)

	￦	(512,747)	(521,101)

(2)	Changes in government grants for the years ended December 31, 2021 and 2022 are as follows:

		2021
		Beginning balance	Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
		In millions of won

Cash	￦	—	(37,920)	—	—	—	37,920	—
Land		(23,475)	—	—	—	1	—	(23,474)
Buildings		(57,231)	—	—	5,174	—	(65)	(52,122)
Structures		(180,009)	—	—	9,517	1,811	(3,340)	(172,021)
Machinery		(157,785)	—	—	17,519	531	(347)	(140,082)
Vehicles		(632)	—	(26)	460	—	(1,477)	(1,675)
Equipment		(227)	—	—	95	—	(17)	(149)
Tools		(239)	—	—	209	—	(34)	(64)
Construction-in-progress		(79,126)	—	5,027	—	—	(37,723)	(111,822)
Investment properties		(29)	—	—	1	—	(2)	(30)
Software		(136)	—	—	64	—	(19)	(91)
Development expenditures		(5,043)	—	—	1,439	—	(216)	(3,820)
Intangible assets under development		(7,203)	—	—	—	—	(123)	(7,326)
Other intangible assets		(75)	—	—	4	—	—	(71)

	￦	(511,210)	(37,920)	5,001	34,482	2,343	(5,443)	(512,747)

F-16
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

27.	Government Grants, Continued

(2)	Changes in government grants for the years ended December 31, 2021 and 2022 are as follows, continued:

		2022
		Beginning balance	Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
		In millions of won
Cash	￦	—	(50,755)	—	—	—	50,755	—
Land		(23,474)	—	—	—	1	(3,932)	(27,405)
Buildings		(52,122)	—	—	5,360	—	(3,675)	(50,437)
Structures		(172,021)	—	—	9,568	1,250	(4,405)	(165,608)
Machinery		(140,082)	—	—	17,283	405	(4,732)	(127,126)
Vehicles		(1,675)	—	—	663	—	(1,033)	(2,045)
Equipment		(149)	—	—	494	—	(6,953)	(6,608)
Tools		(64)	—	—	32	—	(67)	(99)
Construction-in-progress		(111,822)	—	23,155	—	17	(47,276)	(135,926)
Investment properties		(30)	—	—	1	—	8	(21)
Software		(91)	—	—	60	—	(143)	(174)
Development expenditures		(3,820)	—	—	1,466	—	(1,123)	(3,477)
Intangible assets under development		(7,326)	—	—	—	—	5,218	(2,108)
Other intangible assets		(71)	—	—	4	—	—	(67)

	￦	(512,747)	(50,755)	23,155	34,931	1,673	(17,358)	(521,101)

F-16
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

27.	Government Grants, Continued

(3)	Changes in government grants for specific business projects for the years ended December 31, 2021 and 2022 are as follows:

2021
						Increase						Decrease
						Received			Interests			Used			Return
Department	Business Name	Description	Period	Budget	Beginning Balance	Self- Payment	Local Government	Subsidies	Self- Payment	Local Government	Subsidies	Self- Payment	Local Government	Subsidies	Self- Payment	Local Government	Subsidies	Others	Ending Balance
In millions of won
Ministry of Trade, Industry and Energy	Temporary electricity bill support for small business owners	Temporary electricity bill support for small business owners	2021.04.01 ~ 2022.06.30	211,235	748	—	—	139,550	—	—	—	—	—	(122,563)	—	—	—	—	17,735

2022
						Increase						Decrease
						Received			Interests			Used			Return
Department	Business Name	Description	Period	Budget	Beginning Balance	Self- Payment	Local Government	Subsidies	Self- Payment	Local Government	Subsidies	Self- Payment	Local Government	Subsidies	Self- Payment	Local Government	Subsidies	Others	Ending Balance
In millions of won
Ministry of Trade, Industry and Energy	Temporary electricity bill support for small business owners	Temporary electricity bill support for small business owners	2021.04.01 ~ 2022.06.30	211,235	17,735	—	—	71,685	—	—	—	—	—	(88,300)	—	—	—	—	1,120

F-16
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

28.	Deferred Revenues
Deferred revenue for the years ended December 31, 2021 and 2022 are as follows which included in current and non-current
non-financial
liabilities in the consolidated statements of financial position:

		2021	2022

		In millions of won
Beginning balance	￦	9,868,189	10,356,555
Increase		1,149,578	1,330,129
Recognized as revenue		(661,212)	(711,839)

Ending balance	￦	10,356,555	10,974,845

29.	Non-financial Liabilities
Non-financial
liabilities as of December 31, 2021 and 2022 are as follows:

		2021		2022
		Current	Non-current	Current	Non-current

		In millions of won
Advance received	￦	4,157,916	398,056	4,544,206	284,618
Unearned revenue		40,187	6,517	86,584	7,200
Deferred revenue		659,397	9,697,158	702,430	10,272,415
Withholdings		345,892	5,171	207,217	2,408
Others		1,262,941	109,462	1,433,940	96,020

	￦	6,466,333	10,216,364	6,974,377	10,662,661

30.	Contributed Capital

(1)	Details of shares issued as of December 31, 2021 and 2022 are as follows:

	2021
	Shares authorized	Shares issued		Par value per share (in won)	Owned by government(*)	Owned by others	Total

	In millions of won except share information
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ￦1,056,176 million is included.

	2022
	Shares authorized	Shares issued		Par value per share (in won)	Owned by government(*)	Owned by others	Total

	In millions of won except share information
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ￦1,056,176 million is included.

F-1
6
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

30.	Contributed Capital, Continued

(2)	Details in number of outstanding capital stock for the years ended December 31, 2021 and 2022 are as follows.

	2021	2022

	Number of shares
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Share premium	￦	843,758	843,758

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Legal reserve (*)	￦	1,604,910	1,604,910
Voluntary reserves		33,282,817	27,782,969
Retained earnings (Undisposed deficit) before appropriations		10,370,517	(7,956,579)

Retained earnings	￦	45,258,244	21,431,300

(*)
The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in
capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Reserve for investment on social overhead capital	￦	5,277,449	5,277,449
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		27,465,368	21,965,520
Reserve for equalizing dividends		210,000	210,000

	￦	33,282,817	27,782,969

(*)
The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

F-1
6
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

31.	Retained Earnings and Dividends Paid, Continued

(3)	Changes in retained earnings for the years ended December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Beginning balance	￦	51,134,330	45,258,244
Loss for the year attributed to owners of the controlling company		(5,304,522)	(24,466,853)
Changes in equity method retained earnings		3,609	12,305
Remeasurements of defined benefit liability, net of tax		201,067	626,769
Transfer of gain or loss on valuation of financial assets at FVOCI		4,388	—
Dividends paid		(780,628)	—
Additional paid-in capital and others		—	835

Ending balance	￦	45,258,244	21,431,300

(4)	Dividends paid for the years ended December 31, 2020, 2021 and 2022 are as follows:

	2020
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid

					(In won)
Common shares	641,964,077	—	641,964,077	￦	—	—

	2021
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid

					(In won)
Common shares	641,964,077	—	641,964,077	￦	1,216	780,628

	2022
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid

					(In won)
Common shares	641,964,077	—	641,964,077	￦	—	—

(5)	Changes in retained earnings of investments in associates and joint ventures for the years ended December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Beginning balance	￦	361	3,970
Changes		3,609	12,305

Ending balance	￦	3,970	16,275

F-1
6
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

31.	Retained Earnings and Dividends Paid, Continued

(6)	Changes in remeasurement components related to defined benefit liability for the years ended December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Beginning balance	￦	(169,234)	98,844
Changes		327,957	964,791
Income tax effect		(126,890)	(338,022)
Transfer to reserve for business expansion		67,011	(110,808)

Ending balance	￦	98,844	614,805

32.	Statements of Appropriation of Retained Earnings (Disposition of Deficit)
For the year ended December 31, 2021, KEPCO’s Deficit was disposed on March 29, 2022. For the year ended December 31, 2022, KEPCO’s deficits are expected to be disposed on March 28, 2023. Statements of disposition of deficit of KEPCO, the controlling company, for the years ended December 31, 2021 and 2022, respectively, are as follows:

		2021	2022

		In millions of won except for dividends per share
I. Deficit before disposition
Undisposed deficit carried over from prior years	￦	—	—
Net loss		(5,607,732)	(25,297,713)
Remeasurement of the defined benefit plan		107,884	327,056

		(5,499,848)	(24,970,657)

II. Transfer from voluntary reserves		5,499,848	24,970,657

III. Subtotal ( I+II )		—	—

IV. Disposition of deficit

V. Undisposed deficit to be carried over forward to subsequent year		—	—

33.	Hybrid Bonds
Hybrid bonds classified as equity
(non-controlling
interest) as of December 31, 2021 and 2022 are as follows:

Issuer	Hybrid bond	Issued date	Maturity	Yield (%)		2021	2022

	In millions of won
Korea South-East Power Co., Ltd. (*1)	1st hybrid bond	2012.12.07	2042.12.06	4.38	￦	170,000	—
Korea South-East Power Co., Ltd. (*2)	2nd hybrid bond	2012.12.07	2042.12.06	4.44		230,000	230,000
Expense of issuance						(1,090)	(627)

					￦	398,910	229,373

(*1)	The call option was exercised for the 1st hybrid bond during the current period.
(*2)
Bondholders may not require prepayment in any case, and the Company has a call option to repay all of these bonds on or after 12 years from the date of issuance of the bonds, or on each interest payment date henceforth. In addition, there is a step-up clause from the date of the initial call option exercise. Although these instruments have contractual maturity dates, the contractual agreements allow these subsidiaries to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Company decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds.

F-1
69

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

34.	Other Components of Equity

(1)	Other components of equity of the parent as of December 31, 2021 and 2022 are as follows:

		2021	2022
		In millions of won
Other capital surplus	￦	1,231,109	1,268,569
Accumulated other comprehensive income (loss)		(57,632)	496,976
Other equity		13,294,973	13,294,973

	￦	14,468,450	15,060,518

(2)	Changes in other capital surplus for the years ended December 31, 2021 and 2022 are as follows:

		2021			2022
		Gains on disposal of treasury stocks	Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
		In millions of won
Beginning balance	￦	387,524	836,581	1,224,105	387,524	843,585	1,231,109
Changes in consolidation scope		—	43	43	—	(597)	(597)
Additional paid-in capital and others		—	(491)	(491)	—	39,641	39,641
Transactions between consolidated entities		—	7,452	7,452	—	(1,584)	(1,584)

Ending balance	￦	387,524	843,585	1,231,109	387,524	881,045	1,268,569

F-17
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

34.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2021 and 2022 are as follows:

		2021
		Financial assets at fair value through other comprehensive income valuation reserve	Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
		In millions of won
Beginning balance	￦	(101,132)	10,091	(340,930)	22,394	(409,577)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		59,022	—	—	—	59,022
Shares in other comprehensive income of associates and joint ventures, net of tax		—	301,161	—	—	301,161
Foreign currency translation of foreign operations, net of tax		—	—	15,760	—	15,760
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(19,610)	(19,610)
Others		(4,388)	—	—	—	(4,388)

Ending balance	￦	(46,498)	311,252	(325,170)	2,784	(57,632)

		2022
		Financial assets at fair value through other comprehensive income valuation reserve	Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
		In millions of won
Beginning balance	￦	(46,498)	311,252	(325,170)	2,784	(57,632)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		58,008	—	—	—	58,008
Shares in other comprehensive income of associates and joint ventures, net of tax		—	509,487	—	—	509,487
Foreign currency translation of foreign operations, net of tax		—	—	19,550	—	19,550
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(32,437)	(32,437)

Ending balance	￦	11,510	820,739	(305,620)	(29,653)	496,976

(4)	Other equity as of December 31, 2021 and 2022 are as follows:

		2021	2022
		In millions of won
Statutory revaluation reserve	￦	13,295,098	13,295,098
Changes in other equity		(125)	(125)

	￦	13,294,973	13,294,973

F-17
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

35.	Sales
Details of sales for the years ended December 31, 2020, 2021 and 2022 are as follows:

		2020		2021		2022
		Domestic	Overseas	Domestic	Overseas	Domestic	Overseas
		In millions of won
[Type of goods and services]
Sales of goods	￦	56,381,405	303,704	58,359,774	441,203	68,578,390	606,079
Electricity		55,731,782	—	57,308,555	—	66,198,964	—
Heat supply		198,715	—	232,738	—	489,629	—
Others		450,908	303,704	818,481	441,203	1,889,797	606,079
Sales related to rendering of services		223,075	206,275	252,216	204,184	370,799	343,803
Sales related to construction services		170,895	641,280	159,262	595,736	193,541	453,412

	￦	56,775,375	1,151,259	58,771,252	1,241,123	69,142,730	1,403,294

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	￦	56,381,405	303,704	58,359,774	441,203	68,578,390	606,079
Performance obligations satisfied over time		393,970	847,555	411,478	799,920	564,340	797,215

	￦	56,775,375	1,151,259	58,771,252	1,241,123	69,142,730	1,403,294

F-17
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

36.	Selling and Administrative Expenses

(1)	Selling and administrative expenses for the years ended December 31, 2020, 2021 and 2022 are as follows:

		2020	2021	2022
		In millions of won
Salaries	￦	1,095,183	1,121,188	1,142,360
Retirement benefit expense		103,967	113,127	109,758
Welfare and benefit expense		155,071	155,558	155,781
Insurance expense		10,178	17,909	20,835
Depreciation		218,103	219,427	244,676
Amortization of intangible assets		87,086	91,428	85,661
Bad debt expense		20,648	17,968	23,634
Commission		368,275	410,287	420,390
Advertising expense		29,559	29,230	33,739
Training expense		5,196	4,923	7,327
Vehicle maintenance expense		9,435	8,849	10,749
Publishing expense		3,677	3,568	3,732
Business promotion expense		3,614	3,522	3,198
Rent expense		36,337	43,650	47,680
Telecommunication expense		8,686	8,569	7,945
Transportation expense		1,007	870	1,012
Taxes and dues		62,828	93,446	122,177
Expendable supplies expense		8,029	9,052	9,617
Water, light and heating expense		11,749	12,351	17,950
Repairs and maintenance expense		79,185	123,134	152,449
Ordinary development expense		197,436	213,936	213,932
Travel expense		10,793	11,099	16,062
Clothing expense		14,834	10,540	13,044
Survey and analysis expense		826	889	1,126
Membership fee		1,274	1,331	1,469
Others		135,467	149,945	143,119

	￦	2,678,443	2,875,796	3,009,422

(2)	Details of “others” included in selling and administrative expenses for the years ended December 31, 2020, 2021 and 2022 are as follows:

		2020	2021	2022
		In millions of won
Accommodation development expenses	￦	30,889	57,815	56,038
Miscellaneous wages		45,887	47,221	31,910
Litigation and filing expenses		19,341	16,383	14,876
Compensation for damages		8,374	3,303	3,116
Outsourcing expenses		3,610	3,799	3,635
Reward expenses		3,228	3,006	2,740
Overseas market development expenses		1,218	1,192	1,376
Others		22,920	17,226	29,428

	￦	135,467	149,945	143,119

F-17
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

37.	Other Income and Expenses

(1)	Other income for the years ended December 31, 2020, 2021 and 2022 are as follows:

		2020	2021	2022
		In millions of won
Reversal of other provisions	￦	25,826	15,548	15,265
Reversal of other allowance for doubtful accounts		2,465	98	37
Gains on government grants		269	458	301
Gains on assets contributed		24,324	9,347	1,953
Gains on liabilities exempted		1,314	1,830	1,181
Compensation and reparations revenue		95,407	104,826	89,638
Revenue from foundation fund		—	1	3
Revenue from research contracts		4,001	5,996	8,191
Income related to transfer of assets from customers		643,477	661,212	711,839
Rental income		193,567	204,123	208,064
Others		45,798	30,694	59,017

	￦	1,036,448	1,034,133	1,095,489

(2)	Details of “others” included in other income for the years ended December 31, 2020, 2021 and 2022 are as follows:

		2020	2021	2022
		In millions of won
Refund of claim for rectification	￦	11,880	7,274	701
Adjustment of research project		2,150	7,638	—
Maintenance expenses on lease building		2,785	160	125
Training expenses		3,852	1,739	1,684
Deposit redemption		314	378	12
Reversal of expenses on litigation		620	991	1,920
Revenue on royalty fee		—	173	455
Reimbursement of insurance fee		22	1	—
Gains on guarantee contracts		134	27	22
Others		24,041	12,313	54,098

	￦	45,798	30,694	59,017

(3)	Other expenses for the years ended December 31, 2020, 2021 and 2022 are as follows:

		2020	2021	2022
		In millions of won
Compensation and indemnification expense	￦	11,959	663	36
Accretion expenses of other provisions		17,991	2,711	1,138
Depreciation expenses on investment properties		1,453	1,386	486
Depreciation expenses on idle assets		6,604	3,621	3,635
Other bad debt expense		32,503	49,372	6,400
Donations		316,981	152,456	131,037
Others		30,229	47,723	69,418

	￦	417,720	257,932	212,150

F-17
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

37.	Other Income and Expenses, Continued

(4)	Details of “others” included in other expenses for the years ended December 31, 2020, 2021 and 2022 are as follows:

		2020	2021	2022
		In millions of won
Operating expenses related to the idle assets	￦	46	44	1,683
Research grants		91	109	562
Expenses related to farming and fishing village supports		16,115	17,065	11,272
Expenses related to Operating of a fitness center		5,101	6,948	8,370
Expenses on adjustment of research and development grants		720	2,241	260
Taxes and dues		253	119	31,985
Expenses on R&D supports		242	861	48
Others		7,661	20,336	15,238

	￦	30,229	47,723	69,418

38.	Other Gains (Losses)

(1)	Composition of other gains (losses) for the years ended December 31, 2020, 2021 and 2022 are as follows:

		2020	2021	2022
		In millions of won
Other gains
Gains on disposal of property, plant and equipment	￦	93,195	56,284	148,667
Gains on disposal of intangible assets		1,556	1	41
Reversal of impairment loss on property, plant and equipment		7,805	—	134,735
Reversal of impairment loss on intangible assets		—	14	—
Gains on foreign currency translation		8,917	20,598	36,097
Gains on foreign currency transaction		61,865	48,671	235,221
Gains on insurance proceeds		43,800	144	43,497
Others		322,379	250,174	294,091

Other losses
Losses on disposal of property, plant and equipment		(162,725)	(92,622)	(100,066)
Losses on disposal of intangible assets		(392)	(145)	(116)
Losses on valuation of other non-current assets		(241)	—	—
Impairment loss on property, plant and equipment		(80,413)	(4,056)	(37,311)
Impairment loss on intangible assets		(3,599)	—	(164)
Impairment loss on other non-current assets		—	(16,035)	—
Losses on foreign currency translation		(17,664)	(4,732)	(14,738)
Losses on foreign currency transaction		(49,694)	(67,990)	(299,117)
Others		(189,695)	(181,787)	(197,715)

	￦	35,094	8,519	243,122

F-17
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

38.	Other Gains (Losses), Continued

(2)	Details of “others” included in other gains for the years ended December 31, 2020, 2021 and 2022 are as follows:

		2020	2021	2022

		In millions of won
Gains on disposal of inventories	￦	3,373	4,446	11,091
Gains on proxy collection of TV license fee		41,438	42,271	42,286
Gains on compensation of impaired electric poles		978	812	768
Gains on harbor facilities dues		2,231	3,281	4,198
Gains on technical fees		4,826	3,968	2,972
Reversal of occupation development training fees		352	229	525
Gains on disposal of waste		6,927	4,272	7,749
Gains on insurance		—	690	—
Gains on tax rebate		772	685	548
Gains on other commission		1,643	1,822	2,097
Gains on disposal of greenhouse gas emissions rights		—	8,739	—
Gains on disposal of assets held-for-sale		—	160	236
Others		259,839	178,799	221,621

	￦	322,379	250,174	294,091

(3)	Details of “others” included in other losses for the years ended December 31, 2020, 2021 and 2022 are as follows:

		2020	2021	2022

		In millions of won
Losses on valuation of inventories	￦	4,998	7,761	14,528
Losses on disposal of inventories		37,644	8,874	8,324
Losses due to disaster		16,814	6,238	5,068
Losses on rounding adjustment of electric charge surtax		1,276	1,283	1,317
Loss on disposal of greenhouse gas emissions rights		—	11,282	—
Others		128,963	146,349	168,478

	￦	189,695	181,787	197,715

39.	Finance Income

(1)	Finance income for the years ended December 31, 2020, 2021 and 2022 are as follows:

		2020	2021	2022

		In millions of won
Interest income	￦	242,586	221,874	340,753
Dividends income		7,316	10,522	28,875
Gains on disposal of financial assets		11,992	7,718	11,199
Gains on valuation of financial assets at fair value through profit or loss		12,904	14,338	7,099
Gains on valuation of derivatives		57,563	860,011	595,256
Gains on transaction of derivatives		146,448	124,900	429,847
Gains on foreign currency translation		1,005,961	146,349	389,361
Gains on foreign currency transactions		24,009	15,618	29,997
Other financial income		1,470	1,284	925

	￦	1,510,249	1,402,614	1,833,312

F-1
7
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

39.	Finance Income, Continued

(2)	Details of interest income included in finance income for the years ended December 31, 2020, 2021 and 2022 are as follows:

		2020	2021	2022

		In millions of won
Cash and cash equivalents	￦	9,419	12,692	51,872
Financial assets at fair value through profit or loss		19,114	18,415	58,540
Financial assets at amortized cost		612	797	1,308
Loans		26,232	25,196	33,545
Short-term financial instruments		25,540	7,531	15,827
Long-term financial instruments		10,406	12,470	14,371
Other financial assets		228	230	637
Trade and other receivables		151,035	144,543	164,653

	￦	242,586	221,874	340,753

40.	Finance Expenses

(1)	Finance expenses for the years ended December 31, 2020, 2021 and 2022 are as follows:

		2020	2021	2022

		In millions of won
Interest expense	￦	1,995,425	1,914,457	2,818,546
Losses on sale of financial assets		648	1,045	1,841
Losses on valuation of financial assets at fair value through profit or loss		7,396	5,480	44,329
Losses on valuation of derivatives		513,278	37,017	371,038
Losses on transaction of derivatives		81,055	40,818	205,162
Losses on foreign currency translation		215,047	1,159,334	934,005
Losses on foreign currency transaction		79,103	83,558	346,711
Losses on repayment of financial liabilities		35	10	15
Others		4,456	4,058	25,144

	￦	2,896,443	3,245,777	4,746,791

(2)	Details of interest expense included in finance expenses for the years ended December 31, 2020, 2021 and 2022 are as follows:

		2020	2021	2022

		In millions of won
Trade and other payables	￦	88,757	213,765	204,078
Short-term borrowings		29,358	42,371	145,201
Long-term borrowings		118,678	115,141	204,037
Debt securities		1,805,253	1,728,588	2,388,517
Other financial liabilities		540,867	384,423	472,248

		2,582,913	2,484,288	3,414,081
Less: Capitalized borrowing costs		(587,488)	(569,831)	(595,535)

	￦	1,995,425	1,914,457	2,818,546

Capitalization rates for the years ended December 31, 2020, 2021 and 2022 are 2.14%~4.84%, 2.02%~4.33% and 2.25%~3.86%, respectively.

F-1
7
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

41.	Income Taxes

(1)	Income tax expense (benefit) for the years ended December 31, 2020, 2021 and 2022 are as follows:

		2020	2021	2022

		In millions of won
Current income tax expense
Payment of income tax	￦	671,179	357,767	563,681
Adjustment in respect of prior years due to change in estimate		(63,756)	153,113	48,374
Current income tax directly recognized in equity		51,486	(198,714)	(350,348)

		658,909	312,166	261,707

Deferred tax expense (benefit)
Generation and realization of temporary differences		(77,985)	(489,411)	(564,801)
Reclassified from equity to profit (loss)		—	—	(4,964)
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		(10,471)	(43,653)	(38,708)
Changes in deferred tax on tax losses carryforwards		296,070	(1,641,823)	(9,175,755)
Tax credit carryforwards		32,541	(12,199)	34,019
Amount due to change in tax rate or regulations		—	18,931	73,991

		240,155	(2,168,155)	(9,676,218)

Income tax expense (benefit)	￦	899,064	(1,855,989)	(9,414,511)

(2)
Reconciliation between actual income tax expense (benefit) and amount computed by applying the statutory tax rate to profit (loss) before income taxes for the years ended December 31, 2020, 2021 and 2022 are as follows:

		2020	2021	2022

		In millions of won
Profit (loss) before income tax	￦	2,991,533	(7,071,570)	(33,843,619)

Income tax expense (benefit) computed at applicable tax rate (*1)		822,672	(1,944,682)	(9,306,995)
Adjustments
Effect of applying gradual tax rate		(10,362)	(10,362)	(10,362)
Effect of non-taxable income		(13,593)	(4,983)	(9,471)
Effect of non-deductible expenses		46,776	78,814	39,663
Effect of tax losses that are not recognized as deferred tax asset		—	1,351	19,275
Effects of tax credits and deduction		(63,753)	(43,931)	(98,684)
Reversal of unrecognized deferred tax asset, net		(10,471)	(43,641)	(38,708)
Effect of change in deferred tax due to change in tax rate		(17,590)	18,931	393,416
Deduction of deferred tax assets		55,682	73,887	(85,514)
Deferred tax related to investments in subsidiaries, associates and joint ventures		102,137	(135,878)	(375,064)
Others, net		51,322	1,392	9,559

		140,148	(64,420)	(155,890)
Adjustment in respect of prior years due to change in estimate		(63,756)	153,113	48,374

Income tax expense (benefit)	￦	899,064	(1,855,989)	(9,414,511)

Effective tax rate		30.05%	(*2)	(*2)

(*1)	Applicable tax rate is 27.5% as of December 31, 2020, 2021 and 2022.

(*2)	The effective tax rate for the year ended December 31, 2020 is 30.05 % and the effective tax rate for the years ended December 31, 2021 and 2022 is not calculated due to income tax benefit.

F-1
7
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

41.	Income Taxes, Continued

(3)	Income tax directly adjusted to equity (except for accumulated other comprehensive income (loss)) for the years ended December 31, 2020, 2021 and 2022 are as follows:

		2020	2021	2022

		In millions of won
Dividends of hybrid bond	￦	4,273	4,736	4,149
Disposal of subsidiaries		—	—	406

	￦	4,273	4,736	4,555

(4)	Income tax recognized as other comprehensive income (loss) for the years ended December 31, 2020, 2021 and 2022 are as follows:

		2020	2021	2022

		In millions of won
Income tax recognized as other comprehensive income (loss)
Gain (loss) on valuation of financial assets at fair value through other comprehensive income	￦	19,447	(9,753)	(31,416)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		(47,231)	24,220	40,390
Remeasurement of defined benefit liability		14,971	(126,890)	(322,489)
Investments in associates		35,714	(53,672)	(66,677)
Others		24,312	(37,355)	25,289

	￦	47,213	(203,450)	(354,903)

F-1
79

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

41.	Income Taxes, Continued

(5)	Changes in deferred tax assets (liabilities) recognized in the consolidated statements of financial position for the years ended December 31, 2021 and 2022 are as follows:

		2021
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance

		In millions of won
Deferred tax on temporary differences
Employee benefits	￦	689,787	(4,514)	(126,890)	—	558,383
Cash flow hedge		15,587	(90,217)	24,220	463	(49,947)
Investments in subsidiaries, associates and joint ventures		(8,668,015)	367	(53,672)	—	(8,721,320)
Property, plant and equipment		(7,713,449)	282,988	—	—	(7,430,461)
Finance lease		(211,420)	(204,138)	—	—	(415,558)
Intangible assets		(31,166)	(315)	—	—	(31,481)
Financial assets at fair value through profit or loss		13	(1)	—	—	12
Financial assets at fair value through other comprehensive income		37,950	(816)	(9,753)	—	27,381
Deferred revenue		199,701	(13,310)	—	—	186,391
Provisions		5,916,803	577,511	—	—	6,494,314
Doubtful receivables		—	801	—	—	801
Other finance liabilities		30,399	(3,262)	—	4,273	31,410
Gains or losses on foreign exchange translation		(11,635)	103,046	—	—	91,411
Allowance for doubtful accounts		56,129	8,135	—	—	64,264
Accrued income		8,944	1,058	—	—	10,002
Special deduction for property, plant and equipment		(226,351)	2,224	—	—	(224,127)
Others		1,505,951	(22,769)	(37,355)	—	1,445,827

		(8,400,772)	636,788	(203,450)	4,736	(7,962,698)

Deferred tax on unused tax losses and tax credit
Unused tax losses		893,074	1,666,803	—	—	2,559,877
Excess of donation limit		35,181	34,004	—	—	69,185
Tax credit		105,416	29,274	—	—	134,690

		1,033,671	1,730,081	—	—	2,763,752

	￦	(7,367,101)	2,366,869	(203,450)	4,736	(5,198,946)

F-18
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

41.	Income Taxes, Continued

(5)	Changes in deferred tax assets (liabilities) recognized in the consolidated statements of financial position for the years ended December 31, 2021 and 2022 are as follows, continued:

		2022
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance

		In millions of won
Deferred tax on temporary differences
Employee benefits	￦	558,383	(36,341)	(322,489)	—	199,553
Cash flow hedge		(49,947)	(46,188)	40,390	405	(55,340)
Investments in subsidiaries, associates and joint ventures		(8,721,320)	410,310	(66,677)	—	(8,377,687)
Property, plant and equipment		(7,430,461)	(111,177)	—	—	(7,541,638)
Finance lease		(415,558)	9,919	—	—	(405,639)
Intangible assets		(31,481)	6,550	—	—	(24,931)
Financial assets at fair value through profit or loss		12	3,445	—	—	3,457
Financial assets at fair value through other comprehensive income		27,381	25,178	(31,416)	—	21,143
Deferred revenue		186,391	(16,411)	—	—	169,980
Provisions		6,494,314	595,030	—	—	7,089,344
Doubtful receivables		801	1,673	—	—	2,474
Other finance liabilities		31,410	(14,142)	—	4,150	21,418
Gains or losses on foreign exchange translation		91,411	42,905	—	—	134,316
Allowance for doubtful accounts		64,264	(6,029)	—	—	58,235
Accrued income		10,002	6,612	—	—	16,614
Special deduction for property, plant and equipment		(224,127)	8,968	—	—	(215,159)
Others		1,445,827	16,456	25,289	—	1,487,572

		(7,962,698)	896,758	(354,903)	4,555	(7,416,288)

Deferred tax on unused tax losses and tax credit
Unused tax losses		2,559,877	9,102,228	—	—	11,662,105
Excess of donation limit		69,185	11,861	—	—	81,046
Tax credit		134,690	15,719	—	—	150,409

		2,763,752	9,129,808	—	—	11,893,560

	￦	(5,198,946)	10,026,566	(354,903)	4,555	4,477,272

(6)	Deferred tax assets (liabilities) recognized in the consolidated statements of financial position as of December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Deferred tax assets	￦	1,901,992	10,934,375
Deferred tax liabilities		(7,100,938)	(6,457,103)

	￦	(5,198,946)	4,477,272

F-18
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

41.	Income Taxes, Continued

(7)	Details of deductible temporary differences, tax losses and unused tax credits for which no deferred tax assets were recognized as of December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Deductible temporary differences	￦	1,539,980	1,381,532

42.	Assets Held-for-Sale
Assets
held-for-sale
as of December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Land (*1,2)	￦	2,907	31,766
Buildings (*1,2)		12,971	12,981
Structures (*1)		1	1

	￦	15,879	44,748

(*1)
The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Company, made a resolution to sell its old office building in
Yongin-si,
Gyeonggi-do
during the year ended December 31, 2022, and reclassified the buildings, structures, and land as assets held-for-sale
expecting its carrying amount would be recovered through a sale transaction.

(*2)
The board of directors of Korea Electric Power Corporation, the controlling company, made a resolution to sell the Uijeongbu substation during the year ended December 31, 2022, and reclassified the buildings and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction.

F-18
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

43.	Expenses Classified by Nature
Expenses classified by nature for the years ended December 31, 2020, 2021 and 2022 are as follows:

		2020
		Selling and administrative expenses	Cost of sales	Total

		In millions of won
Raw materials used	￦	—	13,544,410	13,544,410
Salaries		1,095,183	4,183,454	5,278,637
Retirement benefit expense		103,967	458,029	561,996
Welfare and benefit expense		155,071	484,319	639,390
Insurance expense		10,178	93,130	103,308
Depreciation		218,103	11,151,393	11,369,496
Amortization of intangible assets		87,086	83,380	170,466
Bad debt expense		20,648	—	20648
Commission		368,275	376,047	744,322
Advertising expense		29,559	8,161	37,720
Training expense		5,196	12,912	18,108
Vehicle maintenance expense		9,435	7,161	16,596
Publishing expense		3,677	3,524	7,201
Business promotion expense		3,614	3,720	7,334
Rent expense		36,337	191,073	227,410
Telecommunication expense		8,686	9,961	18,647
Transportation expense		1,007	10,362	11,369
Taxes and dues		62,828	492,203	555,031
Expendable supplies expense		8,029	36,966	44,995
Water, light and heating expense		11,749	31,209	42,958
Repairs and maintenance expense		79,185	2,465,716	2,544,901
Ordinary development expense		197,436	503,206	700,642
Travel expense		10,793	60,896	71,689
Clothing expense		14,834	8,116	22,950
Survey and analysis expense		826	3,746	4,572
Membership fee		1,274	13,130	14,404
Power purchase		—	15,725,220	15,725,220
Others		135,467	1,842,735	1,978,202

	￦	2,678,443	51,804,179	54,482,622

F-18
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

43.	Expenses Classified by Nature, Continued
Expenses classified by nature for the years ended December 31, 2020, 2021 and 2022 are as follows, continued:

		2021
		Selling and administrative expenses	Cost of sales	Total

		In millions of won
Raw materials used	￦	—	18,660,477	18,660,477
Salaries		1,121,188	4,276,494	5,397,682
Retirement benefit expense		113,127	488,263	601,390
Welfare and benefit expense		155,558	570,440	725,998
Insurance expense		17,909	104,544	122,453
Depreciation		219,427	11,551,897	11,771,324
Amortization of intangible assets		91,428	74,733	166,161
Bad debt expense		17,968	—	17,968
Commission		410,287	307,272	717,559
Advertising expense		29,230	9,552	38,782
Training expense		4,923	13,283	18,206
Vehicle maintenance expense		8,849	8,152	17,001
Publishing expense		3,568	3,310	6,878
Business promotion expense		3,522	3,777	7,299
Rent expense		43,650	194,234	237,884
Telecommunication expense		8,569	10,959	19,528
Transportation expense		870	53,365	54,235
Taxes and dues		93,446	529,380	622,826
Expendable supplies expense		9,052	41,414	50,466
Water, light and heating expense		12,351	43,025	55,376
Repairs and maintenance expense		123,134	2,494,861	2,617,995
Ordinary development expense		213,936	475,461	689,397
Travel expense		11,099	67,103	78,202
Clothing expense		10,540	7,994	18,534
Survey and analysis expense		889	3,992	4,881
Membership fee		1,331	8,492	9,823
Power purchase		—	21,619,039	21,619,039
Others		149,945	2,022,777	2,172,722

	￦	2,875,796	63,644,290	66,520,086

F-18
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

43.	Expenses Classified by Nature, Continued
Expenses classified by nature for the years ended December 31, 2020, 2021 and 2022 are as follows, continued:

		2022
		Selling and administrative expenses	Cost of sales	Total

		In millions of won
Raw materials used	￦	—	34,832,581	34,832,581
Salaries		1,142,360	4,329,099	5,471,459
Retirement benefit expense		109,758	505,612	615,370
Welfare and benefit expense		155,781	540,058	695,839
Insurance expense		20,835	106,672	127,507
Depreciation		244,676	12,056,455	12,301,131
Amortization of intangible assets		85,661	70,499	156,160
Bad debt expense		23,634	—	23,634
Commission		420,390	351,557	771,947
Advertising expense		33,739	10,552	44,291
Training expense		7,327	14,813	22,140
Vehicle maintenance expense		10,749	10,275	21,024
Publishing expense		3,732	3,014	6,746
Business promotion expense		3,198	3,340	6,538
Rent expense		47,680	186,439	234,119
Telecommunication expense		7,945	9,677	17,622
Transportation expense		1,012	113,845	114,857
Taxes and dues		122,177	554,320	676,497
Expendable supplies expense		9,617	47,159	56,776
Water, light and heating expense		17,950	60,002	77,952
Repairs and maintenance expense		152,449	2,586,975	2,739,424
Ordinary development expense		213,932	513,878	727,810
Travel expense		16,062	78,999	95,061
Clothing expense		13,044	8,778	21,822
Survey and analysis expense		1,126	4,322	5,448
Membership fee		1,469	16,912	18,381
Power purchase		—	41,984,858	41,984,858
Others		143,119	1,902,903	2,046,022

	￦	3,009,422	100,903,594	103,913,016

44.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the years ended December 31, 2020, 2021 and 2022 are as follows:

Type		2020	2021	2022

		In won
Basic earnings (loss) per share	￦	3,102	(8,263)	(38,112)

(2)	Diluted earnings (loss) per share for the years ended December 31, 2020, 2021 and 2022 are as follows:

Type		2020	2021	2022

		In won
Diluted earnings (loss) per share	￦	3,102	(8,263)	(38,112)

F-18
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

44.	Earnings (Loss) Per Share, Continued

(3)	Basic earnings (loss) per share
Profit (loss) for the year and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the years ended December 31, 2020, 2021 and 2022 are as follows:

Type		2020	2021	2022

		In millions of won except number of shares
Profit (loss) attributable to owners of the controlling company	￦	1,991,347	(5,304,522)	(24,466,853)
Profit (loss) used in the calculation of total basic earnings (loss) per share		1,991,347	(5,304,522)	(24,466,853)
Weighted average number of common shares		641,964,077	641,964,077	641,964,077

(4)	Diluted earnings (loss) per share
Diluted earnings (loss) per share is calculated by applying adjusted weighted average number of common shares under the assumption that all dilutive potential common shares are converted to common shares.
Profit (loss) used in the calculation of total diluted earnings (loss) per share for the years ended December 31, 2020, 2021 and 2022 are as follows:

Type		2020	2021	2022

		In millions of won
Profit (loss) used in the calculation of total diluted earnings (loss) per share	￦	1,991,347	(5,304,522)	(24,466,853)
Weighted average number of common shares used in calculating diluted earnings (loss) per share are adjusted from weighted average number of common shares used in calculating basic earnings (loss) per share. Detailed information of the adjustment for the years ended December 31, 2020, 2021 and 2022 are as follows:

Type	2020	2021	2022

	In number of shares
Weighted average number of common shares	641,964,077	641,964,077	641,964,077
Diluted weighted average number of shares	641,964,077	641,964,077	641,964,077

(5)	There are no potential dilutive instruments, thus diluted earnings (loss) per share are same as basic earnings (loss) per share for the years ended December 31, 2020, 2021 and 2022.

45.	Risk Management

(1)	Capital risk management
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

F-1
8
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

45.	Risk Management, Continued

(1)	Capital risk management, continued

Details of the Company’s capital management accounts as of December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Total borrowings and debt securities	￦	80,529,513	120,605,365
Cash and cash equivalents		2,635,238	3,234,780

Net borrowings and debt securities		77,894,275	117,370,585

Total equity		65,326,706	42,000,256

Debt to equity ratio		119.24%	279.45%

(2)	Financial risk management
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

F-1
8
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

45.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of December 31, 2021 and 2022 are as follows:

		2021	2022

		In millions of won
Cash and cash equivalents	￦	2,635,238	3,234,780
Financial assets at fair value through profit or loss(*1)		932,736	3,610,408
Derivative assets (trading)		443,027	693,072
Financial assets at fair value through other comprehensive income (debt securities)		491	529
Financial assets at amortized cost		25,273	26,998
Loans		909,071	1,013,371
Long-term/short-term financial instruments		1,728,508	1,353,080
Derivative assets (applying hedge accounting)		204,756	324,952
Trade and other receivables		10,029,276	12,614,902
Financial guarantee contracts(*2)		3,718,015	3,776,060

(*1)	Equity investments held by the Company are excluded.

(*2)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.
As of the reporting date, there are no financial assets and
non-financial
assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk
Market risk is the risk that the Company’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, foreign currency risk and other price risk.

(iii)	Sensitivity analysis
Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation
A sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of December 31, 2021 and 2022 are as follows:

			2021		2022
Type	Accounts		1% Increase	1% Decrease	1% Increase	1% Decrease

			In millions of won
Future salary increases	Increase (decrease) in defined benefit obligation	￦	466,832	(407,554)	321,930	(283,658)
Discount rate	Increase (decrease) in defined benefit obligation		(422,290)	499,571	(289,229)	337,033
Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the years ended December 31, 2021 and 2022 are ￦25,649 million and ￦27,495 million, respectively.

F-1
8
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

45.	Risk Management, Continued

(2)	Financial risk management, continued

②	Provisions
Changes in provisions due to movements in underlying assumptions as of December 31, 2021 and 2022 are as follows:

Type	Accounts	2021	2022
PCBs	Inflation rate	1.37%	1.98%
	Discount rate	1.88%	1.92%
Nuclear plants	Inflation rate	1.41%	2.25%
	Discount rate	2.20%	2.48%
Spent fuel	Inflation rate	2.93%	2.93%
	Discount rate	4.49%	4.49%
Radioactive waste	Inflation rate	1.00%	3.06%
	Discount rate	1.87%	2.62%
A sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of December 31, 2021 and 2022 are as follows:

			2021		2022
Type	Accounts		0.1% Increase	0.1% Decrease	0.1% Increase	0.1% Decrease

			In millions of won
Discount rate	PCBs	￦	(222)	223	(169)	169
	Nuclear plants		(369,540)	381,026	(474,432)	491,360
	Spent fuel		(51,430)	53,438	(54,330)	56,453
	Radioactive waste		(11,201)	11,306	(15,089)	15,260
Inflation rate	PCBs		224	(224)	169	(169)
	Nuclear plants		403,420	(391,754)	515,262	(498,258)
	Spent fuel		54,210	(52,245)	57,269	(55,191)
	Radioactive waste		10,366	(10,288)	14,190	14,056

F-1
89

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

45.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk
The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as of December 31, 2021 and 2022 are as follows:

	Assets		Liabilities
Type	2021	2022	2021	2022

	In thousands of foreign currencies
AED	6,481	5,610	31,637	25,597
AUD	3,733	4,448	926,960	299,663
BDT	50,145	7,514	577	—
BWP	939	824	—	—
EGP	—	—	595	1,162
CAD	582	89	2,266	595
CHF	—	—	500,230	500,158
CZK	—	—	386	153
EUR	1,809	1,976	42,981	41,073
GBP	—	—	—	31
HKD	—	—	1,651,665	4,014,446
IDR	768,731	598,697	995,510	1,323,840
INR	1,715,900	1,592,380	342,833	312,978
JOD	1,852	1,146	118	14
JPY	697,747	568,263	153,383	1,719,846
KZT	1,510	1,510	—	—
MGA	4,262,857	2,856,045	475,807	347,403
MMK	210,335	199,518	—	—
MYR	1,964	38,177	—	—
PHP	164,167	68,592	104,245	7,493
PKR	200,844	533,816	74,423	219,341
RUB	—	—	—	2,881
SAR	2,615	1,713	—	9,710
SEK	—	—	449,167	449,211
THB	—	—	—	389
USD	1,381,441	1,484,614	12,023,085	13,599,643
UYU	90,930	128,674	3,097	3,106
VND	952,135	1,184,670	262,372	4,495
ZAR	31,971	43,461	—	—
A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of December 31, 2021 and 2022 are as follows:

		2021		2022
Type		10% Increase	10% Decrease	10% Increase	10% Decrease
		In millions of won

Increase (decrease) of profit before income tax	￦	(1,439,185)	1,439,185	(1,703,053)	1,703,053
Increase (decrease) of equity(*)		(1,439,185)	1,439,185	(1,703,053)	1,703,053

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.
The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of December 31, 2021 and 2022.

F-19
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

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
There is an economic relationship between the hedged item and the hedging instrument as the terms of cross-currency swap agreement is consistent with the terms of expected transaction (repayment of foreign debt securities and others). The hedging ratio is 1:1 as the risk of cross-currency swap agreement matches the hedged instrument. As of December 31, 2022, the hedging instrument (cross-currency swap) hedges the risk of the hedged item(repayment of foreign debt securities and others).

②	Interest rate risk
The Company is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.
The Company’s borrowings and debt securities with floating interest rates as of December 31, 2021 and 2022 are as follows:

Type		2021	2022

		In millions of won
Short-term borrowings	￦	391,897	3,154,972
Long-term borrowings		2,405,244	5,388,073
Debt securities		257,667	269,101

	￦	3,054,808	8,812,146

A sensitivity analysis on the Company’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest rates, without consideration of hedge effect of related derivatives for the years ended December 31, 2021 and 2022 are as follows:

		2021		2022
Type		1% Increase	1% Decrease	1% Increase	1% Decrease

		In millions of won
Increase (decrease) of profit before income tax	￦	(30,548)	30,548	(88,121)	88,121
Increase (decrease) of shareholder’s equity(*)		(30,548)	30,548	(88,121)	88,121

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.
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

F-19
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

45.	Risk Management, Continued

(2)	Financial risk management, continued

A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity for the years ended December 31, 2021 and 2022 is as follows:

		2021		2022
Type		1% Increase	1% Decrease	1% Increase	1% Decrease

		In millions of won
Increase (decrease) of profit before income tax	￦	573,086	(573,086)	661,990	(661,990)
Increase (decrease) of shareholder’s equity(*)		573,086	(573,086)	661,990	(661,990)

(*)	The effect on the equity excluding the impact of income taxes.

(iv)	Liquidity risk
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
The expected maturities for
non-derivative
financial liabilities as of December 31, 2021 and 2022 in detail are as follows:

		2021
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Borrowings and debt securities	￦	15,833,589	11,229,657	28,663,693	36,223,543	91,950,482
Lease liabilities		620,121	636,724	1,521,421	2,150,722	4,928,988
Trade and other payables		7,569,869	777,017	725,231	667,304	9,739,421
Financial guarantee contracts(*)		435,729	—	3,105,599	176,687	3,718,015

	￦	24,459,308	12,643,398	34,015,944	39,218,256	110,336,906

		2022
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Borrowings and debt securities	￦	26,157,747	27,367,577	47,361,676	37,115,832	138,002,832
Lease liabilities		639,756	657,210	1,390,374	1,925,012	4,612,352
Trade and other payables		11,369,512	347,563	1,008,133	734,112	13,459,320
Financial guarantee contracts(*)		105,091	54,310	3,495,437	121,222	3,776,060

	￦	38,272,106	28,426,660	53,255,620	39,896,178	159,850,564

(*)
This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2021 and 2022 are ￦80,841 million and ￦67,240 million, respectively.

F-19
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

45.	Risk Management, Continued

(2)	Financial risk management, continued

The following table shows the details of maturities of
non-derivative
financial liabilities as of December 31, 2021 and 2022. This table, based on the undiscounted cash flows of the non-derivative
financial liabilities including estimated interests, has been prepared based on the respective liabilities’ earliest maturity date.
The expected maturities for
non-derivative
financial assets as of December 31, 2021 and 2022 in detail are as follows:

		2021
Type		Less than 1 year	1~5 Years	More than 5 years	Other(*)	Total

		In millions of won
Cash and cash equivalents	￦	2,635,238	—	—	—	2,635,238
Financial assets at fair value through other comprehensive income		—	—	—	435,107	435,107
Financial assets at amortized cost		15,422	9,840	11	—	25,273
Loans		88,396	443,146	407,584	—	939,126
Long-term/short-term financial instruments		1,278,014	171,636	286	278,572	1,728,508
Financial assets at fair value through profit or loss		360,833	346	3,130	668,555	1,032,864
Trade and other receivables		8,123,455	1,233,703	679,048	—	10,036,206

	￦	12,501,358	1,858,671	1,090,059	1,382,234	16,832,322

		2022
Type		Less than 1 year	1~5 Years	More than 5 years	Other(*)	Total

		In millions of won
Cash and cash equivalents	￦	3,234,780	—	—	—	3,234,780
Financial assets at fair value through other comprehensive income			—	—	502,829	502,829
Financial assets at amortized cost		16,762	10,231	5	—	26,998
Loans		132,877	411,594	502,050	—	1,046,521
Long-term/short-term financial instruments		666,758	—	25	686,297	1,353,080
Financial assets at fair value through profit or loss		3,181,791	645	3,535	523,537	3,709,508
Trade and other receivables		10,464,191	1,083,593	1,080,831	—	12,628,615

	￦	17,697,159	1,506,063	1,586,446	1,712,663	22,502,331

(*)	The maturities cannot be presently determined.

F-19
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

45.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods which from reporting date to maturity dates as per the contracts as of December 31, 2021 and 2022 are as follows:

		2021
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Net settlement
—Trading	￦	—	—	—	—	—
Gross settlement
—Trading and others		(6,628)	(4,954)	(33,635)	(2,291)	(47,508)
—Hedging		(2,555)	(638)	(1,914)	(23,704)	(28,811)

	￦	(9,183)	(5,592)	(35,549)	(25,995)	(76,319)

		2022
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Net settlement
—Trading	￦	—	—	—	—	—
Gross settlement
—Trading and others		(42,663)	(15,225)	(171,130)	(84,924)	(313,942)
—Hedging		—	(10,064)	(5,176)	(10,265)	(25,505)

	￦	(42,663)	(25,289)	(176,306)	(95,189)	(339,447)

Derivative assets classified by maturity periods which from reporting date to maturity dates as per the contracts as of December 31, 2021 and 2022 are as follows:

		2021
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Net settlement
—Trading	￦	—	—	—	—	—
Gross settlement
—Trading		93,554	54,617	202,663	105,856	456,690
—Hedging		33,564	65,198	102,760	3,235	204,757

	￦	127,118	119,815	305,423	109,091	661,447

		2022
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Net settlement
—Trading	￦	—	—	—	—	—
Gross settlement
—Trading		861,621	160,938	(352,657)	65,661	735,563
—Hedging		134,390	47,502	131,258	—	313,150

	￦	996,011	208,440	(221,399)	65,661	1,048,713

F-19
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

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

(i)	Fair value and book value of financial assets and liabilities as of December 31, 2021 and 2022 are as follows:

		2021		2022
Type		Book value	Fair value	Book value	Fair value

		In millions of won
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	￦	435,107	435,107	502,829	502,829
Derivative assets (trading)		443,027	443,027	693,072	693,072
Derivative assets (hedge designated)		204,756	204,756	324,952	324,952
Financial assets at fair value through profit or loss		1,032,864	1,032,864	3,709,508	3,709,508

	￦	2,115,754	2,115,754	5,230,361	5,230,361

Assets carried at amortized cost
Financial assets at amortized cost	￦	25,273	25,273	26,998	26,998
Loans and receivables		909,071	909,071	1,013,371	1,013,371
Trade and other receivables		10,029,276	10,029,276	12,614,902	12,614,902
Long-term financial instruments		450,494	450,494	686,322	686,322
Short-term financial instruments		1,278,014	1,278,014	666,758	666,758
Cash and cash equivalents		2,635,238	2,635,238	3,234,780	3,234,780

	￦	15,327,366	15,327,366	18,243,131	18,243,131

Liabilities recognized at fair value
Derivative liabilities (trading)	￦	56,256	56,256	407,246	407,246
Derivative liabilities (hedge designated)		21,775	21,775	25,505	25,505

	￦	78,031	78,031	432,751	432,751

Liabilities carried at amortized cost
Secured borrowings	￦	176,358	176,358	102,368	102,368
Unsecured bond		73,881,671	69,803,043	105,185,189	96,846,056
Lease liabilities		4,410,503	4,410,503	4,163,143	4,163,143
Unsecured borrowings		6,471,484	5,938,613	15,282,193	15,280,693
Trade and other payables(*)		9,739,421	9,739,421	13,459,320	13,459,320
Bank overdraft		—	—	35,615	35,615

	￦	94,679,437	90,067,938	138,227,828	129,887,195

(*)	Excludes lease liabilities.

F-19
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

45.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value
The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.
The discount rates used for calculating fair value as of December 31, 2021 and 2022 are as follows:

Type	2021	2022
Derivatives	(-) 0.63% ~ 3.88%	0.60% ~ 7.93%
Borrowings and debt securities	(-) 0.30% ~ 4.38%	0.75% ~ 5.84%
Finance lease	0.00% ~ 16.83%	0.00% ~ 17.08%

(iii)	Fair value hierarchy
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
Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3: Inputs that are not based on observable market data.
Fair values of financial instruments by hierarchy level as of December 31, 2021 and 2022 are as follows:

		2021
Type		Level 1	Level 2	Level 3	Total

		In millions of won
Financial assets at fair value
Financial assets at fair value through other comprehensive income	￦	273,826	—	161,281	435,107
Derivative assets		—	647,783	—	647,783
Financial assets at fair value through profit or loss		—	1,027,067	5,797	1,032,864

	￦	273,826	1,674,850	167,078	2,115,754

Financial liabilities at fair value
Derivative liabilities	￦	—	78,031	—	78,031

		2022
Type		Level 1	Level 2	Level 3	Total

		In millions of won
Financial assets at fair value
Financial assets at fair value through other comprehensive income	￦	300,057	—	202,772	502,829
Derivative assets		—	1,018,024	—	1,018,024
Financial assets at fair value through profit or loss		—	3,703,179	6,329	3,709,508

	￦	300,057	4,721,203	209,101	5,230,361

Financial liabilities at fair value
Derivative liabilities	￦	—	432,751	—	432,751

F-
19
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

45.	Risk Management, Continued

(3)	Fair value risk, continued

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
Changes of financial assets and liabilities which are classified as level 3 for the years ended December 31, 2021 and 2022 are as follows:

		2021
		Beginning balance	Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
		In millions of won
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	￦	5,692	—	—	105	—	—	5,797
Financial assets at fair value through other comprehensive income
Unlisted securities		163,889	8,929	—	(12,335)	(13)	320	160,790
Debt securities		—	500	—	—	—	(9)	491

		2022
		Beginning balance	Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
		In millions of won
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	￦	5,797	400	—	132	—	—	6,329
Financial assets at fair value through other comprehensive income
Unlisted securities		160,790	9,451	—	33,237	—	(1,235)	202,243
Debt securities		491	—	—	38	—	—	529

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

46.	Service Concession Arrangements

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
(iii)	Classification method
This project allows PT PLN to acquire ownership of the plant after the end of the 30-years contract period

(iv)	The Company’s expected future collections of service concession arrangements as of December 31, 2022 are as follows:

Type		Amounts
		In millions of won
Less than 1 year	￦	31,653
1 ~ 2 years		31,800
2 ~ 3 years		31,728
Over 3 years		548,400

	￦	643,581

F-
1
9
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

47.	Related Parties

(1)	Related parties of the Company as of December 31, 2022 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (161 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Lebanon SARL, KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, EWP Renewable Corporation, Hee Mang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Chitose Solar Power Plant LLC., KEPCO Solar Co., Ltd., KEPCO Energy Solution Co., Ltd., KOSPO Power Services Ltda., KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO US Inc., KEPCO Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power,
e-New
Industry LB Fund 1, Songhyun
e-New
Industry Fund, BSK
E-New
Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., Nambu USA LLC, Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC, K-SOLAR SHINAN Co., Ltd. (formerly, TS Energy No. 25 Co., Ltd.), KPS Partners Co., Ltd., KEPCO E&C Service Co., Ltd., Moha solar Co., Ltd., KHNP USA LLC, KOMIPO Vanphong Power Service LLC, Ogiri Solar Power Co., Ltd., BSK
E-New
Industry Fund X, Energy Innovation Fund I, KHNP Chile SpA, Yeong Yang Apollon Photovoltaic Co., Ltd., Yeong Yang Corporation Co., Ltd., SolarVader Co., Ltd., Yeong Yang Innovation Co., Ltd., Yeong Yang Horus Photovoltaic Co., Ltd., Yeong Yang Solar Management Co., Ltd., LSG Hydro Power Limited, KOEN Bio Co., Ltd., KOMIPO Energy Solution America, LLC, Elara Investment Holdings, LLC, Elara Equity Holdings, LLC, Elara Class B Holdings, LLC, Elara Class B Member, LLC, Elara Development Holdings, LLC, KOMIPO Development, LLC (formerly, Elara Development, LLC), Elara Energy Holdings, LLC, Elara Energy Project, LLC, KOMIPO Iberian Solar Group, S.L.U., KOWEPO Europe B.V., CVS Equity Holdings, LLC, CVS Class B Holdings, LLC, CVS Development Holdings, LLC, CVS Development, LLC, CVS Class B Member, LLC, CVS Energy Holdings, LLC, Concho Valley Energy, LLC, Concho Valley Solar, LLC, Jeongam Wind Power Co., Ltd., Yeongdeok Sunrise Wind Power Co., Ltd., KHNP Spain, S.L., UI Carbon-Neutrality Fund, KA Power Limited, Western Power Changgi Solar Co., Ltd. (formerly, Sam-Yang Photovoltaic Power Co., Ltd.), Digital Innovation Growth Fund, EWP Australia Pty., Ltd., Columboola Solar Farm Hold Co Pty., Ltd., J Wind First, LLC, KEPCO Holding Company, KEPCO for Power Company, KEPCO for Maintenance Company, KOSPO Trumbull LLC, Changjuk Wind Power Co., Ltd.

Associates (96 associates)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Taebaek Wind Power Co., Ltd., Taebaek Guinemi Wind Power Co., Ltd., Daeryun Power Co., Ltd., KNH Solar Co., Ltd.,
S-Power
Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Eurasia Energy Holdings,
Xe-Pian
Xe-Namnoy
Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Gunsan Bio Energy Co., Ltd., Hansuwon KNP Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., Yaksu ESS Co., Ltd., PND Solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., Structure test network Co., Ltd., Namjeongsusang Solar Power Operation Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., Gwangbaek Solar Power Investment Co., Ltd., Go deok Clean Energy Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Goesan Solar park Co., Ltd., Saemangeum Heemang Photovoltaic Co., Ltd., Bitgoel Eco Energy Co., Ltd., Jeju Gimnyeong Wind Power Co., Ltd., Seoroseoro Sunny Power Plant Co., Ltd., Muan Solar Park Co., Ltd., YuDang Solar Co., Ltd., Anjwa Smart Farm & Solar City Co., Ltd., Daewon Green Energy Co., Ltd., G.GURU Co., Ltd., UD4M Co., Ltd., Dongbu Highway Solar Co., Ltd., Seobu Highway Solar Co., Ltd., Korea Energy Data Co., Ltd., Gangneung Sacheon Fuel Cell Co., Ltd., Kosture Co., Ltd., Taebaek Gadeoksan Wind Power Co., Ltd., Chuncheon Green Energy Co., Ltd., Yeomsubong Wind Power Co., Ltd., Yeongyang Wind Power Corporation II, Haeparang Energy Co., Ltd., Saemangeum Sebit Power Plant Co., Ltd., Boulder Solar III, LLC, PlatformN. Co., Ltd., PT. Cirebon Energi Prasarana, Future Convergence Technology Laboratory. Co., Ltd., SC E&G. Co,. Ltd., Wang San Engineering. Co., Ltd., ACE, Co., Ltd., Environment and Energy Co., Ltd., Green Radiation Co., Ltd., Santiago Solar Power SpA, Yanggu Floating Photovoltaic Power Plant Inc.

F-

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

47.	Related Parties, Continued

(1)	Related parties of the Company as of December 31, 2022 are as follows, continued:

Type	Related party
Joint ventures (105 joint ventures)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., KEPCO-Uhde Inc., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P.,
ASM-BG
Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, Momentum, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Chile Solar JV SpA, Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., DE Energia SpA, Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., Horus Solar, S.A. de C.V., Recursos Solares PV de Mexico II, S.A. de C.V., Sunmex Renovables, S.A. de C.V., Stavro Holding II A.B., Solaseado Solar Power Co., Ltd., Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Pulau Indah Power Plant Sdn. Bhd.,
NH-Amundi
Global Infrastructure Investment Private Investment Trust 21,
Shin-han
BNPP Private Investment Trust for East-West Sunlight Dream, PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., Dayone Energy Co., Ltd., OneEnergy Asia Limited, KAS Investment I LLC, KAS Investment II LLC, Energyco Co., Ltd., CAES, LLC, Hapcheon Floating Photovoltaic Power Plant Inc., Busan Industrial Solar Power Co., Ltd., Bitsolar Energy Co., Ltd., Naepo Green Energy Co., Ltd., Pulau Indah O&M Sdn. Bhd., Guadalupe Solar SpA, Omisan Wind Power Co., Ltd., Foresight Iberian Solar Group Holding, S.L., Yeongwol Eco Wind Co., Ltd., Gurae Resident Power Co., Ltd., Cheongju Eco Park Co., Ltd., Prime Swedish Holding AB, Enel X Midland Photovoltaic, LLC, Geumsungsan Wind Power Co., Ltd., KEPCO KPS CARABAO Corp., Goheung New Energy Co., Ltd., Gunsan Land Solar Co., Ltd., CapMan Lynx SCA, SICAR, International Offshore Power Transmission Holding Company Limited, Eumseong Eco Park Co., Ltd., Songsan Green Energy Co., Ltd., Changwon Nu-ri Energy Co., Ltd., Hasami Wind Farm Corporation, PungBack Wind Farm Corporation, Seobusambo highway photovoltaics Co., Ltd., Seungmun Green Energy, Pyeongchang Wind Power Co., Ltd., Trumbull Asset Management, LLC, S-Power Chile SpA

Other	Korea Development Bank

F-20
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

47.	Related Parties, Continued

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	Related party transactions for the years ended December 31, 2020, 2021 and 2022 are as follows:
<Sales and Others>

			Sales and others
Company name	Transaction type		2020	2021	2022
			In millions of won
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity sales	￦	7,757	19,923	8,942
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		—	—	1,418
Korea Gas Corporation	Electricity sales		97,685	96,362	155,309
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		32	46	46
Daegu Photovoltaic Co., Ltd.	Electricity sales		325	207	268
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		2	2	2
Korea Electric Power Industrial Development Co., Ltd.	Service		10,833	11,208	10,369
Goseong Green Power Co., Ltd.	Fuel sales		47,701	514,470	1,062,108
Gangneung Eco Power Co., Ltd.	Fuel sales		10,178	14,200	459,404
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		20,791	23,501	27,486
Noeul Green Energy Co., Ltd.	Electricity sales		30	30	9,396
Samcheok Eco Materials Co., Ltd.	Electricity sales		700	620	546
YTN Co., Ltd.	Electricity sales		1,805	1,922	2,180
Busan Green Energy Co., Ltd.	Electricity sales		34	49	5,055
Gunsan Bio Energy Co., Ltd.	Electricity sales		102	20	—
Korea Electric Vehicle Charging Service (*2)	Electricity sales		1,956	3,039	3,686
Energy Infra Asset Management Co., Ltd.	Electricity sales		—	4,629	—
Gangwon Wind Power Co., Ltd.	Electricity sales		2,109	1,865	1,549
Gwangyang Green Energy Co., Ltd.	Electricity sales		23	486	1,848
Bigeum Resident Photovoltaic Power Co., Ltd.	Electricity sales		85	755	660
Hyundai Green Power Co., Ltd.	Electricity sales and design service		17,257	11,934	7,063
Korea Power Exchange	Service		25,919	39,796	16,596
Taebaek Wind Power Co., Ltd.	Service		226	44	861
Taebaek Guinemi Wind Power Co., Ltd.	Electricity sales		37	26	—
Pyeongchang Wind Power Co., Ltd.	Electricity sales		2,064	1,180	1,323
Daeryun Power Co., Ltd.	Electricity sales		1,947	1,944	2,016
Changjuk Wind Power Co., Ltd. (*)	Electricity sales		2,067	463	1,350
GS Donghae Electric Power Co., Ltd.	Electricity sales		31,557	21,127	5,238
KNH Solar Co., Ltd.	Electricity sales		16	14	13
S-Power Co., Ltd.	Service		6,682	5,229	4,588
Chuncheon Green Energy Co., Ltd.	Electricity sales		—	—	2
PND solar Co., Ltd.	Electricity sales		409	416	427
Hyundai Eco Energy Co., Ltd.	Electricity sales		167	187	277
YeongGwang Yaksu Wind Electric Co., Ltd.	Electricity sales		77	78	66
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		—	295	1,952
Korea Energy Solutions Co., Ltd.	Electricity sales		7	2	2
ITR Co., Ltd.	Service		—	3	6
Structure test network Co., Ltd.	Service		—	5	7

F-20
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2020, 2021 and 2022 are as follows, continued:
<Sales and Others>, continued

			Sales and others
Company name	Transaction type		2020	2021	2022
			In millions of won

<Associates>
Namjeongsusang Solar Power Operation Co., Ltd.	Electricity sales	￦	14	22	21
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Service		291	399	394
Bitgoel Eco Energy Co., Ltd.	Electricity sales		—	282	1,397
Jeju Gimnyeong Wind Power Co., Ltd.	Electricity sales		—	—	367
Seoroseoro Sunny Power Plant Co., Ltd.	Electricity sales		—	—	1
Muan Solar park Co., Ltd.	Electricity sales		57	232	950
YuDang Solar Co., Ltd.	Electricity sales		—	—	160
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		—	624	1,068
Daewon Green Energy Co., Ltd.	Electricity sales		—	155	185
Saemangeum Heemang Photovoltaic Co., Ltd.	Electricity sales		—	13	5,740
UD4M Co., Ltd.	Electricity sales		—	4	2
Dongbu Highway Solar Co., Ltd.	Electricity sales		—	5	8
Seobu Highway Solar Co., Ltd.	Electricity sales		—	8	8
SureDataLab Co., Ltd.	Electricity sales		—	1	1
Suwon New Power Co., Ltd.	Electricity sales		2,974	1,820	118
Hankook Electric Power Information Co., Ltd.	Electricity sales		—	1	—
Kosture Co., Ltd.	Electricity sales		—	1	5
PlatformN. Co., Ltd.	Others		—	—	14
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales		30	52	17
Gangneung Sacheon Fuel Cell Co., Ltd.	Electricity sales		—	—	151
12 Associates (Overseas)	Electricity sales		66,755	125,723	548,507

<Joint ventures>
Seobusambo highway photovoltaics Co., Ltd.	Electricity sales		—	—	3
Naepo Green Energy Co., Ltd.	Electricity sales		217	467	761
Cheongna Energy Co., Ltd.	Others		13,791	16,469	39,802
Dayone Energy Co., Ltd.	Service		4,816	8,159	7,761
Daegu Green Power Co., Ltd.	Electricity sales		1,285	1,053	1,190
Prime Swedish Holding AB	Electricity sales		—	—	284
KAPES, Inc.	Commission		476	413	450
Honam Wind Power Co., Ltd.	Electricity sales		502	71	242
Jeongam Wind Power Co., Ltd.	Electricity sales and others		1,213	588	—
Korea Power Engineering Service Co., Ltd.	Service		203	339	268
Seokmun Energy Co., Ltd.	Service		1,932	1,701	1,685
Incheon New Power Co., Ltd.	Construction revenue		14	14	14
Chun-cheon Energy Co., Ltd.	Electricity sales		2,657	2,329	2,505
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		1,788	1,836	1,898
Yeonggwang Wind Power Co., Ltd.	Electricity sales		793	818	871
Western Power Changgi Solar Co., Ltd. (formerly, Sam-Yang Photovoltaic Power Co., Ltd.) (*1)	Electricity sales		33	1,920	—
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Service		1,388	1,727	1,415

F-20
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2020, 2021 and 2022 are as follows, continued:
<Sales and Others>, continued

			Sales and others
Company name	Transaction type		2020	2021	2022
			In millions of won
KW Nuclear Components Co., Ltd.	Service	￦	1,639	2,598	1,624
KEPCO-Uhde Inc.	Electricity sales		8	10	12
Busan Shinho Solar Power Co., Ltd.	Electricity sales		353	376	502
Goheung New Energy Co., Ltd.	Electricity sales		—	—	141
Gunsan Land Solar Co., Ltd.	Electricity sales		—	—	518
Daesan Green Energy Co., Ltd.	Electricity sales		703	523	394
Cheong-Song Noraesan Wind Power Co., Ltd.	Electricity sales		29	30	698
Chungsongmeon BongSan wind power Co., Ltd.	Electricity sales		—	1	1
Saemangeum Solar Power Co., Ltd.	Service		2,846	1,141	100
Dangjin Eco Power Co., Ltd.	Electricity sales		33	32	32
Energyco Co., Ltd.	Electricity sales		—	1	463
Hapcheon Floating Photovoltaic Power Plant Inc.	Electricity sales		—	—	544
Busan Industrial Solar Power Co., Ltd.	Electricity sales		—	9	14
Bitsolar Energy Co., Ltd.	Electricity sales		42	296	498
Omisan Wind Power Co., Ltd.	Electricity sales		—	1	1
Haemodum Solar Co., Ltd.	Electricity sales		4	6	42
Yeongam Solar Power Co., Ltd.	Electricity sales		165	339	379
Solaseado Solar Power Co., Ltd.	Electricity sales		66	2,890	1,851
Cheongju Eco Park Co., Ltd.	Electricity sales		—	—	204
Enel X Midland Photovoltaic, LLC	Electricity sales		—	—	12
Eumseong Eco Park Co., Ltd.	Electricity sales		—	—	2
Geumsungsan Wind Power Co., Ltd.	Electricity sales		—	—	7
37 Joint ventures (Overseas)	Electricity sales		831,596	773,291	606,513

<Others>
Korea Development Bank	Electricity sales		4,248	4,177	4,134
	Interest income		3,461	756	2,222

F-20
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2020, 2021 and 2022 are as follows, continued:

<Purchase and Others>

			Purchase and others
Company name	Transaction type		2020	2021	2022
			In millions of won
<Associates>
Dongducheon Dream Power Co., Ltd.	Electricity sales	￦	552,692	750,148	2,244,332
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		—	—	23,159
Korea Gas Corporation	Fuel purchase		3,270,972	5,646,713	11,996,402
Daegu Photovoltaic Co., Ltd.	Electricity sales		3,313	3,532	4,744
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		370	393	563
Korea Electric Power Industrial Development Co., Ltd.	Service		212,366	241,925	251,468
Goseong Green Power Co., Ltd.	Electricity sales		—	987,540	1,905,502
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		520,737	653,306	957,294
Noeul Green Energy Co., Ltd.	Electricity sales		10,634	10,014	14,176
Samcheok Eco Materials Co., Ltd.	Electricity sales		10,713	13,612	12,019
YTN Co., Ltd.	Electricity sales		353	388	304
Busan Green Energy Co., Ltd.	Electricity sales		18,678	18,996	26,219
Korea Electric Vehicle Charging Service (*2)	Electricity sales		581	393	—
Energy Infra Asset Management Co., Ltd.	Service		—	2,657	2,779
Yaksu ESS Co., Ltd.	Electricity sales		217	1,715	851
Gangwon Wind Power Co., Ltd.	Electricity sales		23,350	19,623	40,130
Goesan Solar park Co., Ltd.	Electricity sales		—	6,209	7,642
Korea Power Exchange	Service		87,361	86,716	93,817
Taebaek Wind Power Co., Ltd.	Service and REC		4,003	5,930	7,442
Taebaek Guinemi Wind Power Co., Ltd.	Electricity sales		5,023	5,910	6,793
Pyeongchang Wind Power Co., Ltd.	Design service and others		3,969	4,099	3,884
Daeryun Power Co., Ltd.	Electricity sales		99,523	157,234	428,534
Changjuk Wind Power Co., Ltd. (*1)	Electricity sales		6,084	6,213	9,027
GS Donghae Electric Power Co., Ltd.	Electricity sales		660,351	760,377	1,035,263
KNH Solar Co., Ltd.	Electricity sales		3,564	3,222	4,348
S-Power Co., Ltd.	Service		293,515	608,530	1,091,741
PND Solar Co., Ltd.	Electricity sales		5,234	5,502	6,173
Hyundai Eco Energy Co., Ltd.	Electricity sales		17,777	25,762	29,209
YeongGwang Yaksu Wind Electric Co., Ltd.	Electricity sales		9,151	11,729	7,382
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		—	16,360	25,880
Korea Energy Solutions Co., Ltd.	Electricity sales		—	—	102
Green Energy Electricity Generation Co., Ltd.	Electricity sales		—	1,238	2,962
Namjeongsusang Solar Power Operation Co., Ltd.	Electricity sales		—	14,286	9,491
Bitgoel Eco Energy Co., Ltd.	Service and others		—	—	930
Jeju Gimnyeong Wind Power Co., Ltd.	Electricity sales		—	12,833	12,364
Seoroseoro Sunny Power Plant Co., Ltd.	REC and others		—	217	1,138
Muan Solar Park Co., Ltd.	REC and others		—	31,017	17,052
YuDang Solar Co., Ltd.	REC and others		—	3,495	1,915
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		—	24,601	16,942
Daewon Green Energy Co., Ltd.	Others		—	—	42,651
Saemangeum Heemang Photovoltaic Co., Ltd.	Electricity sales		—	—	1,039
G.GURU Co., Ltd.	Electricity sales		—	—	452
UD4M Co., Ltd.	Electricity sales		—	—	313
Dongbu Highway Solar Co., Ltd.	Electricity sales		—	2,605	3,516
Seobu Highway Solar Co., Ltd.	Electricity sales		—	2,936	3,452
Gwangbaek Solar Power Investment Co., Ltd.	Electricity sales		373	742	602
PlatformN. Co., Ltd.	Others		—	—	475

F-20
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2020, 2021 and 2022 are as follows, continued:
<Purchase and Others>, continued

			Purchase and others
Company name	Transaction type		2020	2021	2022
			In millions of won
<Associates>
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales	￦	—	15,900	19,514
12 Associates (Overseas)	Electricity sales		—	502	101,790

<Joint ventures>
Seobusambo highway photovoltaics Co., Ltd.	Electricity sales		—	—	103
Cheongna Energy Co., Ltd.	Service		66	57	80
Dayone Energy Co., Ltd.	Service		1,120	5,409	13,872
Daegu Green Power Co., Ltd.	Electricity sales		215,224	289,052	508,601
KAPES, Inc.	Commission		219,673	64,140	9,306
Honam Wind Power Co., Ltd.	Electricity sales		4,382	4,807	7,662
Jeongam Wind Power Co., Ltd.	Electricity sales		5,982	3,145	—
Korea Power Engineering Service Co., Ltd.	Service		1,594	1,315	830
Seokmun Energy Co., Ltd.	Service		33,164	44,315	60,799
Chun-cheon Energy Co., Ltd.	Electricity sales		222,069	327,536	585,689
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		11,232	9,471	13,990
Yeonggwang Wind Power Co., Ltd.	Electricity sales		24,103	21,004	31,221
Western Power Changgi Solar Co., Ltd. (formerly, Sam-Yang Photovoltaic Power Co., Ltd.) (*1)	Electricity sales		3,848	5,852	—
KW Nuclear Components Co., Ltd.	Service		—	96	9,504
Busan Shinho Solar Power Co., Ltd.	Electricity sales		7,296	7,895	10,601
Global Trade Of Power System Co., Ltd.	Service		337	323	715
Expressway Solar-light Power Generation Co., Ltd.	Electricity sales		2,472	3,146	4,016
Gunsan Land Solar Co., Ltd.	Electricity sales		—	—	533
Daesan Green Energy Co., Ltd.	Electricity sales		104,854	146,776	129,736
Cheong-Song Noraesan Wind Power Co., Ltd.	Electricity sales		—	—	980
Saemangeum Solar Power Co., Ltd.	Electricity sales		—	5	1
Dangjin Eco Power Co., Ltd.	Electricity sales		3,953	4,139	5,696
Energyco Co., Ltd.	Electricity sales		—	—	7,898
Hapcheon Floating Photovoltaic Power Plant Inc.	Service and REC		—	—	2,526
Busan Industrial Solar Power Co., Ltd.	Electricity sales		19	2,815	4,575
Bitsolar Energy Co., Ltd.	Electricity sales		—	5,703	13,030
Omisan Wind Power Co., Ltd.	Electricity sales		—	7	—
Haemodum Solar Co., Ltd.	Electricity sales		967	1,625	2,168
Yeongam Solar Power Co., Ltd.	Electricity sales		32,208	47,805	44,745
Samsu Wind Power Co., Ltd.	Electricity sales		—	2,800	10,605
Solaseado Solar Power Co., Ltd.	Electricity sales		28,516	31,031	28,698
Cheongju Eco Park Co., Ltd.	Electricity sales		—	—	94,409
Enel X Midland Photovoltaic, LLC	Electricity sales		—	—	1,871
37 Joint ventures (Overseas)	Electricity sales		14,767	54,135	16,859

<Others>
Korea Development Bank	Interest expense		3,872	2,756	4,208
	Dividends paid		17	256,862	12

(*1)	Reclassified from a joint venture to a subsidiary during the year ended December 31, 2022. Transactions are made before the reclassification.

(*2)	The Company has disposed of shares of Korea Electric Vehicle Charging Service during the year ended December 31, 2022, and it is not a related party to the Group as of December 31, 2022.

F-20
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2021 and 2022 are as follows:

			Receivables		Payables
Company name	Type		2021	2022	2021	2022

			In millions of won
<Associates>
Dongducheon Dream Power Co., Ltd.	Trade receivables	￦	6,282	592	—	—
	Non-trade receivables and others		493	270	—	—
	Trade payables		—	—	114,613	293,256
Saemangeum Sebit Power Plant Co., Ltd.	Non-trade receivables and others		—	653	—	—
Korea Gas Corporation (*1)	Trade receivables		10,015	12,415	—	—
	Non-trade receivables and others		187	54,232	—	—
	Trade payables		—	—	800,509	1,882,607
	Non-trade payables and others		—	—	759	1,294
Daejung Offshore Wind Power Co., Ltd.	Non-trade receivables and others		77	123	—	—
Daegu Photovoltaic Co., Ltd.	Trade payables		—	—	115	135
	Non-trade payables and others		—	—	—	2
Korea Electric Power Industrial Development Co., Ltd.	Trade receivables		269	164	—	—
	Non-trade receivables and others		15	2	—	—
	Trade payables		—	—	873	150
	Non-trade payables and others		—	—	5,880	9,588
Goseong Green Power Co., Ltd.	Trade receivables		495	76,254	—	—
	Non-trade receivables and others		76,855	14	—	—
	Trade payables		—	—	218,627	182,095
	Non-trade payables and others		—	—	59,987	52,515
Gangneung Eco Power Co., Ltd.	Trade receivables		826	19,364	—	—
	Non-trade receivables and others		465	478	—	—
	Non-trade payables and others		—	—	97	94
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		1,788	7,375	—	—
	Non-trade receivables and others		3,116	1,068	—	—
	Trade payables		—	—	79,828	109,274
	Non-trade payables and others		—	—	99	101
Noeul Green Energy Co., Ltd.	Trade receivables		3	3	—	—
	Non-trade receivables and others		1,169	9,365	—	—
	Non-trade payables and others		—	—	—	2,468
Samcheok Eco Materials Co., Ltd.	Trade receivables		52	46	—	—
YTN Co., Ltd.	Trade receivables		99	112	—	—
Busan Green Energy Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		20,658	26,681	—	—
	Non-trade payables and others		—	—	—	4,415
Gunsan Bio Energy Co., Ltd.	Non-trade receivables and others		11,728	11,728	—	—
Korea Electric Vehicle Charging Service (*4)	Trade receivables		193	—	—	—
	Non-trade receivables and others		120	—	—	—
Yaksu ESS Co., Ltd.	Trade payables		—	—	1,374	—
Gangwon Wind Power Co., Ltd.	Trade receivables		8	6	—	—
	Trade payables		—	—	4,293	5,197
Gwangyang Green Energy Co., Ltd.	Non-trade receivables and others		532	1,436	—	—
Bigeum Resident Photovoltaic Power Co., Ltd.	Trade receivables		922	343	—	—
	Non-trade receivables and others		—	516	—	—
Goesan Solar park Co., Ltd.	Trade payables		—	—	73	346
Hyundai Green Power Co., Ltd.	Trade receivables		229	839	—	—
Korea Power Exchange	Trade receivables		627	223	—	—
	Non-trade receivables and others		1,300	—	—	—
	Non-trade payables and others		—	—	2,189	2,405
Taebaek Wind Power Co., Ltd.	Trade payables		—	—	560	680
	Non-trade payables and others		—	—	262	178
Taebaek Guinemi Wind Power Co., Ltd.	Trade payables		—	—	670	885
Pyeongchang Wind Power Co., Ltd.	Trade receivables		4	3	—	—
	Non-trade payables and others		—	—	—	211
Daeryun Power Co., Ltd.	Trade receivables		213	195	—	—
	Trade payables		—	—	21,362	55,725
Changjuk Wind Power Co., Ltd. (*3)	Trade payables		—	—	724	—
	Non-trade payables and others		—	—	295	—

F-2
0
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2021 and 2022 are as follows, continued:

			Receivables		Payables
Company name	Type		2021	2022	2021	2022

			In millions of won
<Associates>
GS Donghae Electric Power Co., Ltd. (*2)	Trade receivables	￦	383	872	—	—
	Non-trade receivables and others		272	1,558	—	—
	Trade payables		—	—	113,529	72,947
	Non-trade payables and others		—	—	17	14,565
KNH Solar Co., Ltd.	Trade receivables		1	1	—	—
S-Power Co., Ltd.	Trade receivables		82	77	—	—
	Non-trade receivables and others		48	44	—	—
	Trade payables		—	—	91,277	135,504
	Non-trade payables and others		—	—	—	11
PND solar Co., Ltd.	Trade payables		—	—	—	210
Hyundai Eco Energy Co., Ltd.	Trade receivables		19	22	—	—
	Trade payables		—	—	732	738
YeongGwang Yaksu Wind Electric Co., Ltd.	Trade receivables		6	7	—	—
	Trade payables		—	—	—	589
	Non-trade payables and others		—	—	—	2,050
Taebaek Gadeoksan Wind Power Co., Ltd.	Non-trade receivables and others		119	97	—	—
	Trade payables		—	—	8,397	12,739
	Non-trade payables and others		—	—	1,571	5
Korea Energy Solutions Co., Ltd.	Non-trade payables and others		—	—	—	94
Namjeongsusang Solar Power Operation Co., Ltd.	Trade receivables		—	2	—	—
Bitgoel Eco Energy Co., Ltd.	Non-trade receivables and others		27	6	—	—
	Non-trade payables and others		—	—	—	1,023
Jeju Gimnyeong Wind Power Co., Ltd .	Non-trade receivables and others		—	130	—	—
	Trade payables		—	—	885	1,758
Muan Solar park Co., Ltd.	Trade receivables		—	25	—	—
	Non-trade receivables and others		23	9	—	—
Anjwa Smart Farm & Solar City Co., Ltd.	Non-trade payables and others		—	—	—	921
Daewon Green Energy Co., Ltd.	Trade receivables		—	1	—	—
	Non-trade receivables and others		94	—	—	—
	Trade payables		—	—	—	5,485
Saemangeum Heemang Photovoltaic Co., Ltd.	Non-trade receivables and others		—	3,435	—	—
	Non-trade payables and others		—	—	—	1
Dongbu Highway Solar Co., Ltd.	Trade receivables		1	1	—	—
	Trade payables		—	—	98	2
	Non-trade payables and others		—	—	90	2
Seobu Highway Solar Co., Ltd.	Trade receivables		—	1	—	—
	Trade payables		—	—	177	8
	Non-trade payables and others		—	—	105	3
Gwangbaek Solar Power Investment Co., Ltd.	Non-trade payables and others		—	—	—	61
Suwon New Power Co., Ltd.	Non-trade receivables and others		1,198	1,280	—	—
Tronix Co., Ltd.	Non-trade receivables and others		—	1	—	—
KOSTURE Co., Ltd.	Trade receivables		1	6	—	—
Muan Sunshine Solar Power Plant Co., Ltd.	Trade payables		—	—	1,748	3,076
	Non-trade payables and others		—	—	—	1,265
PlatformN. Co., Ltd.	Non-trade payables and others		—	—	—	232
8 Associates (Overseas)	Trade receivables		—	93	—	—
	Non-trade receivables and others		3,196	49,409	—	—
	Non-trade payables and others		—	—	502	502
<Joint ventures>
Naepo Green Energy Co., Ltd.	Trade receivables		42	169	—	—
	Non-trade payables and others		—	—	—	3
Dayone Energy Co., Ltd.	Trade receivables		52	79	—	—
	Non-trade receivables and others		13,297	10,218	—	—
	Trade payables		—	—	1,009	1,027
	Non-trade payables and others		—	—	11,306	9,119
Daegu Green Power Co., Ltd.	Trade receivables		71	53	—	—
	Non-trade receivables and others		55	56	—	—
	Trade payables		—	—	35,766	66,715

F-2
0
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2021 and 2022 are as follows, continued:

			Receivables		Payables
Company name	Type		2021	2022	2021	2022

			In millions of won
<Joint ventures>
KAPES, Inc.	Trade receivables	￦	2	2	—	—
	Non-trade payables and others		—	—	2,121	106
Honam Wind Power Co., Ltd.	Trade payables		—	—	575	515
Korea Power Engineering Service Co., Ltd.	Non-trade receivables and others		48	47	—	—
	Non-trade payables and others		—	—	—	77
Seokmun Energy Co., Ltd.	Trade receivables		34	67	—	—
	Non-trade receivables and others		149	113	—	—
	Trade payables		—	—	7,941	7,000
Chun-cheon Energy Co., Ltd.	Trade receivables		126	124	—	—
	Non-trade receivables and others		167	165	—	—
	Trade payables		—	—	41,410	79,117
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables		6	8	—	—
	Non-trade receivables and others		53	166	—	—
	Trade payables		—	—	1,099	1,076
Cheongna Energy Co., Ltd.	Trade receivables		4,164	17,324	—	—
	Non-trade receivables and others		1,350	1,654	—	—
	Non-trade payables and others		—	—	1	1
Yeonggwang Wind Power Co., Ltd.	Trade receivables		10	12	—	—
	Non-trade receivables and others		59	62	—	—
	Trade payables		—	—	730	2,251
Western Power Changgi Solar Co., Ltd. (formerly, Sam-Yang Photovoltaic Power Co., Ltd.) (*3)	Trade receivables		5	—	—	—
KW Nuclear Components Co., Ltd.	Trade receivables		—	4	—	—
	Non-trade receivables and others		—	18	—	—
KEPCO-Uhde Inc.	Non-trade payables and others		—	—	10	10
Busan Shinho Solar Power Co., Ltd.	Trade receivables		2	3	—	—
	Trade payables		—	—	281	304
Global Trade Of Power System Co., Ltd.	Non-trade payables and others		—	—	7	—
Expressway Solar-light Power Generation Co., Ltd.	Trade payables		—	—	102	166
Gunsan Land Solar Co., Ltd.	Non-trade receivables and others		—	138	—	—
Daesan Green Energy Co., Ltd.	Trade receivables		11	18	—	—
	Non-trade receivables and others		120	218	—	—
	Trade payables		—	—	5,120	4,946
Cheong-Song Noraesan Wind Power Co., Ltd.	Trade receivables		2	2	—	—
Saemangeum Solar Power Co., Ltd.	Non-trade receivables and others		4,268	4,368	—	—
Dangjin Eco Power Co., Ltd.	Trade receivables		3	3	—	—
	Trade payables		—	—	276	222
	Non-trade payables and others		—	—	—	105
Hapcheon Floating Photovoltaic Power Plant Inc.	Trade receivables		—	9	—	—
Busan Industrial Solar Power Co., Ltd.	Trade receivables		1	2	—	—
	Trade payables		—	—	54	—
	Non-trade receivables and others		—	—	24	—
Bitsolar Energy Co., Ltd.	Non-trade receivables and others		7	222	—	—
	Trade payables		—	—	—	201
	Non-trade payables and others		—	—	54	—
Haemodum Solar Co., Ltd.	Trade receivables		1	1	—	—
Yeongam Solar Power Co., Ltd.	Trade receivables		29	44	—	—
	Trade payables		—	—	3,324	3,655
Samsu Wind Power Co., Ltd.	Trade payables		—	—	1,300	1,303
Solaseado Solar Power Co., Ltd.	Non-trade receivables and others		—	23	—	—
	Non-trade payables and others		—	—	—	2,911
Cheongju Eco Park Co., Ltd.	Trade payables		—	—	—	7,994
Enel X Midland Photovoltaic, LLC	Trade receivables		—	1	—	—
	Trade payables		—	—	—	3
Geumsungsan Wind Power Co., Ltd.	Trade receivables		—	3	—	—
	Non-trade payables and others		—	—	—	1
22 Joint ventures (Overseas)	Trade receivables		84,150	73,805	—	—
	Non-trade receivables and others		26,060	71,661	—	—
	Non-trade payables and others		—	—	22,050	117,754

F-2
0
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2021 and 2022 are as follows, continued:

			Receivables		Payables
Company name	Type		2021	2022	2021	2022

			In millions of won
<Others>
Korea Development Bank	Accrued interest income	￦	154	5	—	—
	Non-trade receivables and others		420,732	30,836	—	—
	Non-trade payables and others		—	—	21,172	101
	Derivatives		59,139	67,662	—	3,759

(*1)	The balance due to the fuel swap with Korea Midland Power Co., Ltd. is included. The total transaction amount is ￦514,405 million on loans and ￦460,903 million on bororrowings.

(*2)
The balance due to the fuel swap with Korea Western Power Co., Ltd. and Korea East-West Power Co., Ltd. is included. The total transaction amount is ￦5,590 million on loans and ￦20,113 million on bororrowings.

(*3)	Reclassified from a joint venture to a subsidiary during the year ended December 31, 2022. Transactions are made before the reclassification.

(*4)	The Company has disposed of shares of Korea Electric Vehicle Charging Service during the year ended December 31, 2022, and it is not a related party to the Group as of December 31, 2022.

F-2
09

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

47.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of December 31, 2021 and 2022 are as follows:

Type	Company name		Beginning balance	Loans	Collection	Others	Ending balance

			In millions of won
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	￦	29,481	104	—	1,888	31,473
	(Allowance for doubtful accounts)		(8,241)	—	—	(2,510)	(10,751)
Associates	Nepal Water & Energy Development Company Private Limited		—	19,914	—	—	19,914
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		21,456	—	—	1,480	22,936
Associates	PT Wampu Electric Power		13,000	—	(5,233)	1,404	9,171
Associates	PT Cirebon Energi Prasarana		—	28,100	—	1,469	29,569
Associates	Gunsan Bio Energy Co., Ltd.		12,396	—	—	—	12,396
	(Allowance for doubtful accounts)		(12,396)	—	—	—	(12,396)
Associates	Bigeum Resident Photovoltaic Power Co., Ltd.		11,212	—	—	—	11,212
Associates	Daejung Offshore Wind Power Co., Ltd.		1,000	—	—	—	1,000
Associates	Bitgoel Eco Energy Co., Ltd.		19,349	16,151	(710)	—	34,790
Associates	Saemangeum Sebit Power Plant Co., Ltd		—	37,249	—	—	37,249
Joint ventures	Solaseado Solar Power Co., Ltd.		35,000	—	—	—	35,000
Joint ventures	Recursos Solares PV de Mexico II, S.A. de C.V.		6,134	1,899	—	424	8,457
Joint ventures	Horus Solar, S.A. de C.V.		16,514	1,695	—	1,078	19,287
Joint ventures	Sunmex Renovables, S.A. de C.V.		13,571	1,913	—	899	16,383
Joint ventures	Kelar S.A.		43,167	—	—	798	43,965
Joint ventures	DE Energia SpA		6,791	—	—	469	7,260
Joint ventures	Daehan Wind Power PSC		13,674	—	—	944	14,618
Joint ventures	PT. Tanjung Power Indonesia		1,090	—	(1,114)	24	—
Joint ventures	Bitsolar Energy Co., Ltd.		3,165	—	—	—	3,165
Joint ventures	Daesan Green Energy Co., Ltd.		—	3,514	—	—	3,514
Joint ventures	Nghi Son 2 Power LLC		—	185,306	—	1,429	186,735
Joint ventures	Pulau Indah Power Plant Sdn. Bhd.		—	10,475	—	(268)	10,207
Joint ventures	Guadalupe Solar SpA		3,360	—	(253)	237	3,344
Joint ventures	Foresight Iberian Solar Group Holding, S.L.		59,333	—	—	1,969	61,302
Joint ventures	Capman Lynx SCA, SICAR		29,770	—	—	1,858	31,628
	(Allowance for doubtful accounts)		—	(4,467)	—	—	(4,467)
Joint ventures	S-Power Chile SpA		—	253	—	—	253

		￦	318,826	302,106	(7,310)	13,592	627,214

F-2
1
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

47.	Related Parties, Continued

(6)	Borrowings arising from related party transactions as of December 31, 2021 and 2022 are as follows:

Related parties	Type		Beginning balance	Borrowings	Repayment	Others	Ending balance

			In millions of won
Korea Development Bank	Facility	￦	98,020	61,092	(64,875)	2,347	96,584
	Others		2,509	—	(376)	—	2,133
	Operating funds		184,300	164,252	(285,961)	(158)	62,433
	Syndicated Loans		14,530	—	(1,040)	(1,035)	12,455
	EBL and others		53,965	76,878	(85,010)	3,059	48,892

		￦	353,324	302,222	(437,262)	4,213	222,497

F-21
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2022 are as follows:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
In millions of won and thousands of foreign currencies
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees	USD 70,000	SMBC Ho Chi Minh and others
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD 1,223,355	Export-Import Bank of Korea and others
		Performance guarantees and others	USD 4,197,287
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees(*9)	USD 222,077	EFS Renewables Holdings, LLC, CA-CIB and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 106,873	EFS Renewables Holdings, LLC
Korea Electric Power Corporation	RE Barren Ridge 1 Holdings LLC	Performance guarantees(*9)	USD 68,838	Firstar Development, LLC
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR 1,509	Hana Bank
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD 100,000	ING Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Performance guarantees	USD 16,800	Shinhan Bank
Korea Electric Power Corporation	Horus Solar, S.A. de C.V.	Other performance guarantees	MXN 16,413	CENACE and others
Korea Electric Power Corporation	Recursos Solares PV de Mexico II, S.A. de C.V.	Other performance guarantees	MXN 1,518	SEMARNAT
			USD 393	CFE Transmission
Korea Electric Power Corporation	Sunmex Renovables, S.A. de C.V.	Other performance guarantees	USD 9,078	CENACE
			MXN 3,666	SEMARNAT
Korea Electric Power Corporation	International Offshore Power Transmission Holding Company Limited	Performance guarantees	USD 150,000	Mizuho Bank
		Other performance guarantees	USD 7,000	Credit Agricole
Korea Electric Power Corporation	Pulau Indah Power Plant Sdn. Bhd.(*11)	Collateralized money invested	KRW 13,210	Malaysian Trustee Berhad
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 10,758	Kookmin Bank and others
		Guarantees for supplemental funding(*1)	—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Collateralized money invested	KRW 115,584	Krung Thai Bank
		Impounding bonus guarantees	USD 5,000	SK E&C
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 11,200	National Bank of Kuwait
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 2,849	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested(*5)	KRW 52,476	Kookmin Bank and others
		Debt guarantees	KRW 20,300	BNK Securities
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW 3,597	Woori Bank
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 278	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 133,823	Kookmin Bank and others
		Guarantees for supplemental funding(*1)	—
Korea Western Power Co., Ltd.	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW 3,367	Nonghyup Bank
Korea Western Power Co., Ltd.	Muan Solar Park Co., Ltd.	Collateralized money invested	KRW 7,838	IBK and others
Korea Western Power Co., Ltd.	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW 8,662	Hana Bank and others
Korea Western Power Co., Ltd.	Seoroseoro Sunny Power Plant Co., Ltd.	Collateralized money invested	KRW 859	Hana Bank and others
Korea Western Power Co., Ltd.	YuDang Solar Co., Ltd.	Collateralized money invested	KRW 586	Hana Bank and others
		Guarantees for supplemental funding(*1)	—
Korea Western Power Co., Ltd.	Hapcheon Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 8,471	Nonghyup Bank and others
Korea Western Power Co., Ltd.	Yeongwol Eco Wind Co., Ltd.	Collateralized money invested	KRW 3,155	Hana Bank and others
		Guarantees for supplemental funding(*1)	—
Korea Western Power Co., Ltd.	Gurae Resident Power Co., Ltd.	Collateralized money invested	KRW 391	Hana Bank and others
		Guarantees for supplemental funding(*1)	—
Korea Western Power Co., Ltd	Gunsan Land Solar Co., Ltd.	Collateralized money invested	KRW 27,544	Hana Bank and others
		Guarantees for supplemental funding(*1)	—
Korea Western Power Co., Ltd	Seobusambo highway photovoltaics Co., Ltd.	Collateralized money invested	KRW 3,067	Hana Bank and others
		Guarantees for supplemental funding(*1)	—
Korea Western Power Co., Ltd	Eumseong Eco Park Co., Ltd.	Collateralized money invested	KRW 5,557	Kyobo Life Insurance Co., Ltd. and others
		Guarantees for supplemental funding(*1)	—

F-21
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2022 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
In millions of won and thousands of foreign currencies
Korea Western Power Co., Ltd	PungBack Wind Farm Corporation	Collateralized money invested	KRW 6,743	Hanwha Life Insurance Co., Ltd and others
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 6,719	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 17,336	Kookmin Bank and others
		Guarantees for supplemental funding(*1)	—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 32,044	Kookmin Bank and others
		Guarantees for supplemental funding(*1)	KRW 90,800
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,819	Shinhan Bank and others
		Guarantees for supplemental funding(*1)	—
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 260,145	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,151	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 20,713	KDB Capital Corporation and others
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 19,218	IBK
		Guarantees for supplemental funding(*1)	—
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 20,040	Hana Bank and others
		Guarantees for supplemental funding(*1)	—
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Other guarantees	USD 3,150	PT. Adaro Indonesia
		Guarantees for supplemental funding(*1)	—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW 92,907	MUFG and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees	USD 14,400	Credit Agricole Corporate & Investment Bank Seoul and others
		Collateralized money invested	KRW 46,437	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	DE Energia SpA	Collateralized money invested	KRW 9,536	Mirae Asset Daewoo Co., Ltd. and others
		Collateralized loans	USD 5,728
		Payment guarantees(*7)	USD 943	Hana Bank
Korea East-West Power Co., Ltd.	Bitsolar Energy Co., Ltd.	Collateralized money invested	KRW 352	Mirae Asset Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Cheongju Eco Park Co., Ltd.	Collateralized money invested	KRW 10,490	Kyobo Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Busan Industrial Solar Power Co., Ltd.	Collateralized money invested	KRW 1,168	Shinhan Bank and others
		Guarantees for supplemental funding(*1)	—
Korea East-West Power Co., Ltd.	Yangyang Wind Power Co., Ltd.	Collateralized money invested	KRW 10,864	Hana Bank and others
		Guarantees for supplemental funding(*1)	—
Korea East-West Power Co., Ltd.	Daewon Green Energy Co., Ltd.	Collateralized money invested	KRW 4,485	Hana Bank and others
		Guarantees for supplemental funding(*1)	—
Korea East-West Power Co., Ltd.	Goheung New Energy Co., Ltd.	Collateralized money invested	KRW 3,615	Woori Bank and others
		Guarantees for supplemental funding(*1)	—
Korea East-West Power Co., Ltd.	Seungmun Green Energy	Collateralized money invested	KRW 9,055	Hana Bank and others
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW 2,883	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding(*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 26,727	Korea Development Bank and others
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 29,360	Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD 54,282	Hana Bank, MUFG
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Performance guarantees	USD 1,800	Shinhan Bank
		Payment guarantees(*6)	USD 1,900	Hana Bank
		Collateralized money invested	KRW 13,923	Standard Chartered
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 14,464	Woori Bank and Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW 13,049	IBK
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees(*2)	—	SEM Investment Co., Ltd.

F-21
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2022 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
In millions of won and thousands of foreign currencies
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW 12,088	Kookmin Bank and others
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested(8)	—	IBK and others
		Guarantees for supplemental funding(*1)	KRW 30,000
		Guarantees for other supplemental funding and performance guarantees(*1)	—
Korea Southern Power Co., Ltd.	Omisan Wind Power Co., Ltd.	Collateralized money invested	KRW 10,411	Shinhan Bank and others
		Guarantees for supplemental funding and performance guarantees(*1)	—
Korea Southern Power Co., Ltd.	Geumsungsan Wind Power Co., Ltd.	Collateralized money invested	KRW 3,493	Kookmin Bank
		Guarantees for supplemental funding(*1)	—
KOSPO Chile SpA	Kelar S.A.	Collateralized money invested	KRW 117,137	Export-Import Bank of Korea and others
KOSPO Chile SpA	Chester Solar I SpA	Collateralized money invested	KRW 1,314	IBK
KOSPO Chile SpA	Chester Solar IV SpA	Collateralized money invested	KRW 181	IBK
KOSPO Chile SpA	Chester Solar V SpA	Collateralized money invested	KRW 156	IBK
KOSPO Chile SpA	Diego de Almagro Solar SpA	Collateralized money invested	KRW 540	IBK
KOSPO Chile SpA	Laurel SpA	Collateralized money invested	KRW 554	IBK
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric Co., Ltd.	Collateralized money invested	KRW 156	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 119,791	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 4,785	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 4,401	SMBC
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW 1,571	IBK
		Guarantees for supplemental funding and others(*1)	—	IBK and others
Korea Midland Power Co., Ltd.	Yaksu ESS Co., Ltd.	Collateralized money invested	KRW 486	IBK
Korea Midland Power Co., Ltd.	Namjeongsusang Solar Power Operation Co., Ltd.	Collateralized money invested	KRW 373	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW 5,133	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW 2,562	IBK
Korea Midland Power Co., Ltd.	Goesan Solar park Co., Ltd.	Collateralized money invested	KRW 2,591	IBK
Korea Midland Power Co., Ltd.	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW 5,292	IBK and others
		Guarantees for supplemental funding(*1)	—
Korea Midland Power Co., Ltd.	Energyco Co., Ltd.	Collateralized money invested Debt guarantees	KRW 2,190 KRW 2,746	Nonghyup Bank Shinhan Bank
Korea Midland Power Co., Ltd.	Jeju Gimnyeong Wind Power Co., Ltd.	Collateralized money invested	KRW 872	Nonghyup Bank
Korea Midland Power Co., Ltd.	Dongbu Highway Solar Co., Ltd.	Collateralized money invested	KRW 352	Nonghyup Bank
Korea Midland Power Co., Ltd.	Seobu Highway Solar Co., Ltd.	Collateralized money invested	KRW 316	Nonghyup Bank
Korea Midland Power Co., Ltd.	Yeongyang Wind Power Corporation II	Collateralized money invested	KRW 7,461	Korea Development Bank and Samsung Fire & Marine Insurance Co., Ltd.
Korea Midland Power Co., Ltd.	Haeparang Energy Co., Ltd.	Collateralized money invested Guarantees for supplemental funding	KRW 2,188 —	Templeton hana asset management Co. Ltd
Korea Midland Power Co., Ltd.	Saemangeum Sebit Power Plant Co., Ltd.	Guarantees for supplemental funding(*1)	—	Kookmin Bank
Korea South-East Power Co., Ltd.	Dayone Energy Co., Ltd.	Collateralized money invested(*3)	—	IBK
		Guarantees for supplemental funding and others(*1,4)	KRW 76,800	NH investment & securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 15,133	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 14,555	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Guarantees for supplemental funding and others	KRW 4,754	Woori Bank
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested	KRW 288,893	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	—	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND Solar Co., Ltd.	Collateralized money invested	KRW 1,403	IBK

F-21
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2022 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
In millions of won and thousands of foreign currencies
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW 7,631	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 2,236	IBK
Korea South-East Power Co., Ltd.	Chungsongmeon BongSan wind power Co., Ltd.	Collateralized money invested	KRW 3,470	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Yeongam Solar Power Co., Ltd.	Collateralized money invested	KRW 9,879	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,205	Shinhan Bank and others
Korea South-East Power Co., Ltd.	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested	KRW 13,010	Woori Bank and others
Korea South-East Power Co., Ltd.	Nepal Water & Energy Development Company Private Limited	Collateralized money invested	USD 97,105	International Finance Corporation and others
		Business reserve payment guarantee	USD 33,333
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	—	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 4,396	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Go deok Clean Energy Co., Ltd.	Collateralized money invested	KRW 4,419	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW 4,264	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gwangyang Green Energy Co., Ltd.	Collateralized money invested	KRW 25,043	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gangneung Sacheon Fuel Cell Co., Ltd.	Collateralized money invested	KRW 4,276	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Chun-cheon Green Energy Co., Ltd.	Collateralized money invested	KRW 9,156	Hana Bank and others

(*1)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.

(*2)
Controlling and
non-controlling
common shareholders of Samcheok Eco Materials Co., Ltd. have pre-emption
rights, if preferred shareholders intend to sell their shares until December 26, 2023. The promised yield of the preferred stock is guaranteed through the transaction. As of December 31, 2022, the Company has recognized derivative liabilities of ￦6,760 million related to the guarantee. Meanwhile, the Company is under an agreement with Samcheok Eco Materials Co., Ltd. that if a damage incurs related to the fulfillment of obligations pursuant to the mandatory contract of coal ash supply, compensation for the expected amount of the damage should be settled.

(*3)
The Company recognized an impairment loss on all of the equity securities of Dayone Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ￦47,067 million.

(*4)
Pursuant to the guarantee agreement, the Company recognized other provisions of ￦7,230 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*5)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Company were pledged as collateral.

(*6)	The Company provided a payment guarantee to Daehan Wind Power PSC for opening L/C for Debt Service Reserve Account (DSRA).

(*7)	This includes a guarantee related to L/C for debt repayment allowance provided to DE Energia SpA, a joint venture of the Company.

(*8)
The Company recognized an impairment loss on all of the equity securities of Naepo Green Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ￦29,200 million.

(*9)	The credit limits of guarantees to RE Holiday Holdings LLC and RE Barren Ridge 1 Holdings LLC include the credit limits of guarantees to their subsidiaries.

(*10)
Saemangeum Sebit Power Plant Co., Ltd., the Company’s related party as of December 31, 2022, is raising a fund from kookmin bank and others amounting to KRW 99.9 billion (remaining balance as of December 31, 2022 is KRW 36.5 billion) through project financing commitment. The Company is going to provide the lender a guarantee up to KRW 63.4 billion in the commitment except for KRW 36.5 billion which is a senior loan, as shares of Saemangeum Sebit Power Plant Co., Ltd. owned by the Company at the time of fund-raising.

(*11)
The Company has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of December 31, 2022.

F-21
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

47.	Related Parties, Continued

(8)	Guarantees received from related parties as of December 31, 2022 are as follows

Primary Guarantor	Type of guarantees		Credit limit
KAPES, Inc.	Performance guarantees	￦	17,225
	Defect guarantees		2,533

(9)	Derivatives transactions with related parties as of December 31, 2022 are as follows:

(i)	Currency Swap

Counterparty	Contract year		Contract amounts		Contract interest rate per annum			Contract exchange rate (in won)
			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Korea Development Bank	2019~2024	￦	177,600	USD 150,000	1.24%	2.50%	￦	1,184.00
	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2018~2023		170,280	USD 150,000	2.15%	3.75%		1,135.20
	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
	2018~2023		320,880	USD 300,000	2.03%	3.75%		1,069.60
	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
	2018~2023		169,335	USD 150,000	2.26%	3.88%		1,128.90
	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80
	2022~2025		252,360	USD 200,000	2.83%	3.60%		1,261.80

(ii)	Currency forward

Counterparty	Contract date	Maturity date		Contract amounts			Contract exchange rate (in won)
				Pay	Receive
	In millions of won and thousands of USD except contract exchange rate information
Korea Development Bank	2022.12.19	2023.01.26	￦	26,010	USD 20,000	￦	1,300.50

(10)
The Company considers all standing directors of the Board who serve as executive officers responsible for planning, operations and/or control of business activities, as key management personnel, except a standing director who is a member of the Audit Committee. The Company recorded salaries and other compensations related to the key management personnel as follows:

Type		2020	2021	2022
		In millions of won
Salaries	￦	1,295	1,272	1,026
Retirement benefits		58	21	58

	￦	1,353	1,293	1,084

F-2
1
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

48.	Statement of Cash Flows

(1)	Significant non-cash transactions for the years ended December 31, 2020, 2021, and 2022 are as follows:

Transactions		2020	2021	2022
		In millions of won
Transfer from construction-in-progress to other assets	￦	10,189,527	12,902,589	13,723,972
Recognition of asset retirement cost and related provision for decommissioning costs		895,507	2,356,805	3,497,866
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		395,921	455,401	417,687
Transfer from long-term borrowings and debt securities to current portion of long-term borrowings and debt securities		9,237,883	11,109,271	13,838,578
Transfer from inventory to stored nuclear fuel		1,055,974	908,842	738,720
Transfer of right-of-use assets due to change in accounting policy and others		291,334	78,213	197,016

(2)	Changes in liabilities incurred from financing activities for the years ended December 31, 2021, and 2022 are as follows:

		2021
				Non-cash changes
		Beginning balance	Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
		In millions of won
Borrowings and debt securities	￦	69,724,581	9,653,394	—	1,151,538	80,529,513
Lease liabilities		4,621,096	(572,036)	73,090	288,353	4,410,503

	￦	74,345,677	9,081,358	73,090	1,439,891	84,940,016

		2022
				Non-cash changes
		Beginning balance	Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
		In millions of won
Borrowings and debt securities	￦	80,529,513	39,193,815	—	882,037	120,605,365
Lease liabilities		4,410,503	(562,647)	109,019	206,268	4,163,143

	￦	84,940,016	38,631,168	109,019	1,088,305	124,768,508

F-2
1
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

49.	Commitments for Expenditure

(1)	The commitments related to acquisition of property, plant and equipment as of December 31, 2021 and 2022 are as follows:

		2021		2022
Contracts		Commitment amounts	Remaining liability balances	Commitment amounts	Remaining liability balances
		In millions of won
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	￦	57,046	16,240	57,203	12,595
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shin-Tangjung)		46,616	34,102	50,151	37,638
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		36,143	25,292	37,168	16,788
Purchase of GIS (362kV, 6300A, 63kA) 26CB – Hwasung S/S		40,010	5,540	—	—
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	140	37,744	140
Purchase of cable (PVC, 1C, 2500SQ) 100,548M and others		56,860	34,576	58,269	3,883
Purchase of GIS (362kV, 6300A, 63kA) 25CB – Migeum S/S		32,000	26,700	33,841	25,641
Advanced E-Type low-pressure electronic power meter 1,320,000 ea		65,972	23,262	—	—
Purchase of cable (PVC, 1C, 2000SQ) 5,862M and others (Baekun-Gwangyanghang)		34,423	23,297	35,949	3,232
Purchase of cable (TR CNCE-W,1C,325SQ) 1,016,000M		66,581	40,254	—	—
Purchase of cable (TR CNCE-W,1C,600SQ) 485,000M		46,194	37,810	—	—
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 3,303,900M		87,382	83,628	—	—
Concrete pole (10M, general purpose, 350KGF) 126,948 ea and five other equipments		188,338	168,456	202,795	95,428
Purchase of GIS (362KV, 6300A, 63KA) 19 – Shinyangsan S/S		31,464	31,464	31,834	17,334
Purchase of cable (PVC, 1C, 2500SQ) 57,868M and others (Goduk-Seoansung)		—	—	40,937	3,748
Purchase of cable (PVC, 1C, 2000SQ) 87,732M and others (Eulwangboonki)		—	—	36,155	10,274
GIS(362KV,6300A,63KA) 18 – Wolsung S/Y		—	—	32,090	32,090
Purchase of cable (FR CNCO-W,1C,325SQ) 672,300M		—	—	31,387	19,213
Purchase of cable (TR CNCE-W,1C,325SQ) 1,342,000M		—	—	75,620	40,497
Purchase of cable (TR CNCE-W,1C,600SQ) 377,000M		—	—	31,851	17,478
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 2,175,300M		—	—	53,064	29,436
System stabilization ESS equipment (Bubuk S/S) 1 Type		—	—	222,300	222,300
System stabilization ESS equipment (Shinnamwon S/S) Type 1		—	—	211,500	211,500
System stabilization ESS equipment (Yeongcheon S/S) Type 1		—	—	73,104	73,104
Construction of Saeul Units (#3,4)		9,800,424	3,479,667	9,800,424	2,455,673
Construction of Shin-Hanul Units (#1,2)		9,745,123	—	10,327,372	97,889
Other 36 contracts		792,485	620,593	853,941	425,149
Service of designing Seoul Combined Units (#1,2)		31,841	934	31,148	—
Purchase of furnace for construction of Shin-Seocheon thermal power plant		305,209	7,722	305,209	5,132
Purchase of turbine generator for construction of Shin-Seocheon thermal power plant		105,226	6,301	107,333	6,214
Purchase of main machine for Jeju LNG combined		166,287	10,972	166,287	10,898
Purchase of equipments for the construction project of Boryeong indoor coal storage yard		317,350	317,350	318,197	287,965
Service of designing Taean Units (#9,10)		112,909	12,623	112,909	12,468
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant		126,302	61,735	126,302	32,748
Purchase of steam turbine, HRSG and POWER BLOCK of Gimpo combined heat & power plant		214,053	138,244	221,997	38,714
Construction of Gimpo combined heat & power plant		130,015	86,323	181,798	56,558
Purchase of gas turbines, steam turbines, and accessories for Gumi natural gas power plant		—	—	197,983	197,983
Construction of Gumi natural gas power plant		—	—	204,094	204,094
Installation of natural gas supply facility at Gumi natural gas power plant		—	—	70,620	70,620
Purchase of coal handling machine for construction of Samcheok Units (#1,2)		286,571	6,215	299,048	6,687

F-2
1
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

49.	Commitments for Expenditure, Continued

(1)	The commitments related to acquisition of property, plant and equipment as of December 31, 2021 and 2022 are as follows, continued:

		2021		2022
Contracts		Commitment amounts	Remaining liability balances	Commitment amounts	Remaining liability balances
		In millions of won
Purchase of main equipment for Namjeju		140,144	3	140,144	3
Purchase of main equipment for Shin-Sejong combined thermal power plant	￦	234,392	200,122	234,392	32,472
Purchase of Hadong thermal power indoor carboniferous plant		148,800	129,042	162,814	105,504
Purchase of phase 1 power generation facility for Yeongwol fuel cells		88,449	1,523	—	—
Purchase of phase 2 power generation facility for Yeongwol fuel cells		—	—	86,100	30,527
Purchase of fuel cell power generation facilities for the fifth stage of Shinincheon headquarters		—	—	81,960	81,960

(2)	As of December 31, 2022, details of contracts for inventory purchase commitment are as follows:
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

Type	Periods	Contracted quantity
Concentrate	2022 ~ 2033	26,310 Ton U3O8
Transformed	2022 ~ 2030	19,012 Ton U
Enrichment	2022 ~ 2032	21,434 Ton SWU
In addition, the contracted quantity of the molded uranium between Korea Hydro & Nuclear Power Co., Ltd. and KEPCO Nuclear Fuel Co., Ltd., which are subsidiaries of the Company, is 1,418 Ton U (contract periods :
2014 ~ 2023
).

50.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of December 31, 2021 and 2022 are as follows:

	2021			2022
	Number of cases	Claim amount		Number of cases	Claim amount
	In millions of won
As the defendant	683	￦	689,415	653	￦	981,878
As the plaintiff	284		784,453	238		599,809
As of December 31, 2022, there are 5 ongoing litigations and 1 arbitration case between consolidated entities.
As of December 31, 2022, in connection with Shin-Hanul Unit 3 & 4, the Company has received communications from a vendor for costs incurred for the preliminary work of the main equipment and associated compensation due to the discontinuation of the construction. The Company does not believe that it has a present obligation to this vendor, and that it is probable that the Company will prevail if a lawsuit is filed against the Company. In addition, the Company is unable to reliably estimate the potential economic outflow related to the obligation as of December 31, 2022.

F-2
19

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

50.	Contingencies and Commitments, Continued

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of December 31, 2021 and 2022 are as follows, continued:

The Company is the defendant against a number of claims. The following is ongoing claim pertaining to the Company which can potentially be significant:

1)
There are multiple ongoing claims against the Company related to ordinary wages, requesting payment of unpaid wages. The Company believes that the possibility of the outflow of economic benefits is probable on the ongoing and the expected lawsuits. Accordingly, the Company recognized ￦114,937 million as litigation provisions in relation to the lawsuit as of December 31, 2022.

In addition to the abovementioned significant ongoing claims, there are 5 arbitration cases pertaining to the Company as of December 31, 2022 and the significant arbitration cases for the year ended December 31, 2022 are as follows:

1)
In relation to the electric power IT modernization project in Kerala, India, Enzen, a subcontractor, filed an arbitration against the Company to the Indian Council of Arbitration due to disagreements in the contract, but the Company has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2022 are as follows:

1)
The Company has outstanding borrowings with a limit of USD 275,600 thousand from its creditors including
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

2)
The Company has provided the Export-Import Bank of Korea, BNP Paribas and ING Bank with the guarantees of mutual investment of USD 5,947 thousand, which is equivalent to the ownership interest of PT BS Energy and PT Nusantara Hydro Alam, in order to guarantee the expenses related to hydroelectric power business of Tanggamus, Indonesia.

3)
The Company has provided USD 18,500 thousand of business performance guarantees to AEP Texas, Inc., for the construction, ownership, operation, and related cost-bearing implementation of electric power transmission equipment regarding Concho Valley solar business in the United States.

4)
The Company has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of December 31, 2022.

5)	The Company has provided Axia Power Holdings B.V. and others a performance guarantee up to USD 54,000 thousand for the implementation of Cirebon thermal power generation project in Indonesia.

6)	The Company has provided PT Perusahaan Listrik Negara a performance guarantee up to IDR 35,588,165 thousand for the implementation of Tanjung Jati power plant operation project in Indonesia.

7)
The Company has provided the SMBC with the guarantees of mutual investment of USD 4,401 thousand, which is equivalent to the ownership interest of PT Mega Power Mandiri, in order to guarantee the expenses related to hydroelectric power business of Wampu, Indonesia.

8)
The Company has provided USD 50,000 thousand for a performance guarantee to Morgan Stanley Capital Group Inc., to guarantee the electricity purchase contract in relation to photovoltaic power generation project in USA.

9)
The Company has provided RBC Community Investments Impact Renewables HoldCo-1, LLC. a performance guarantee regarding weatherization in relation with tax investors up to USD 3,000 thousand for the of the power plant construction for Concho Valley solar power project in the United States.

10)	The Company has provided USD 54,000 thousand for a performance guarantee to PT. Cirebon Electro Power, to guarantee the Cirebon coal-fired power plant operation and maintenance project in Indonesia.

F-22
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

50.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2022 are as follows, continued:

11)
Nonghyup Bank is providing a payment guarantee of USD 47.85 million to Mizuho Bank, Ltd., a third party, for the guarantee of debt repayment reserves of PT Cirebon Electric Power’s Indonesia Cirebon power plant project.

12)	The Company has provided Morgan Stanley Renewables Inc. a guarantee up to USD 70,000 thousand for the fulfillment of subscription obligation regarding photovoltaic power generation project in USA.

13)
The Company has provided EUR 10,000 thousand for a performance guarantee to Skandinaviska Enskilda Banken AB (publ) Frankfurt Branch through Kookmin Bank, to guarantee the opening of VAT payment loan account for Guba Buget wind power project in Sweden.

14)
The Company has provided EUR 5,022 thousand for a performance guarantee to Microsoft through Kookmin Bank, to guarantee the implementation of the power plant construction for Guba Buget wind power project in Sweden.

15)
The Company has provided EUR 9,980 thousand of a performance guarantee to Ellevio through Shinhan Bank, to guarantee the performance of the electric power transmission equipment connection construction for Guba Buget wind power project in Sweden.

16)
The Company has provided Shinhan Bank a debt guarantee up to USD 60,000 thousand (current amount : USD 60,000 thousand) to guarantee Equity Bridge Loan for Concho Valley solar business in the United States.

17)	The Company has provided Van Phong Power Company Ltd. a performance guarantee up to USD 5,000 thousand for the operation maintenance project in Van Phong, Vietnam.

F-22
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

50.	Contingencies and Commitments, Continued

(3)	Lines of credit provided by financial institutions as of December 31, 2022 are as follows:

Commitments	Financial institutions	Currency	Credit limit	Used amount

	In millions of won and thousands of foreign currencies
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,910,500	53,416
Limit amount available for CP	Hana Bank and others	KRW	3,250,000	3,250,000
General Loan, etc.	Hana Bank and others	KRW	3,000,000	3,000,000
Limit amount available for card	Hana Bank and others Banco de Oro	KRW PHP	47,424 5,000	2,615 3,000
Loan limit	Korea Development Bank and others DBS Bank Ltd and others	KRW USD	2,023,728 1,385,000	1,369,694 143,841
Certification of payment on payables from foreign country	Nonghyup Bank	USD	12,028	8,040
Certification of payment on L/C	Credit Agricole and others	USD	1,317,245	402,677
	Kookmin Bank and others	EUR	48,122	31,472
	Shinhan Bank	JPY	481,785	—
Certification of Performance guarantee on contract s	Hana Bank and others	KRW	127,606	106,020
	First Abu Dhabi Bank and others	USD	1,092,590	788,404
	Korea Development Bank and others	JPY	620,000	620,000
	Hana Bank and others	EUR	3,965	3,965
	Shinhan Bank	INR	44,872	—
	Hana Bank	SAR	1,509	1,509
Certification of bidding	Hana Bank	USD	5,200	—
	Export-Import Bank of Korea	EUR	10,000	10,000
Advance payment bond, Warranty bond, Retention bond and others	Export-Import Bank of Korea	KRW	106,776	75,900
	Hana Bank and others	USD	306,251	282,224
	Hana Bank and others	MXN	21,597	20,027
Others	Nonghyup Bank and others	KRW	1,216,250	300,936
	Export-Import Bank of Korea and others	USD	733,318	510,094
	Standard Chartered	AED	50	50
	Shinhan Bank	SAR	3,000	3,000
Inclusive credit	Hana Bank	KRW	8,000	667
	Kookmin Bank	USD	135,000	45,909
	Hana Bank	INR	—	323,837
Equity Bridge Loan Guarantee	Mizuho Bank and others	USD	1,685,955	1,141,788
Trade finance	Export-Import Bank of Korea and others	USD	970,000	—

F-22
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

50.	Contingencies and Commitments, Continued

(4)	As of December 31, 2022, blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

Obligor	Creditor	Assets provided as security	Currency	Amount	Description

	In millions of won and thousands of foreign currencies
Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	275,600	Collateral for borrowings(*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	171,600	Collateral for borrowings(*2)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	327,080	Collateral for borrowings(*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Property, plant and equipment and others	KRW	110,500	Collateral for borrowings(*2)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	744,120	Collateral for borrowings(*2)
Gyeongju Wind Power Co., Ltd.	Shinhan Bank and others	Property, plant and equipment and others	KRW	68,400	Collateral for borrowings(*2)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Property, plant and equipment and others	KRW	293,400	Collateral for borrowings(*2)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	136,623	Collateral for borrowings(*1)
KST Electric Power Company, S.A.P.I. de C.V.	The Export—Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	401,277	Collateral for debt securities(*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	276,960	Collateral for borrowings(*2)
K-Solar Shinan Co., Ltd. (formerly, TS Energy No. 25 Co., Ltd.)	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	329,736	Collateral for borrowings(*2)
Jeongam Wind Power Co., Ltd.	KDB Capital Corporation and others	Cash and cash equivalents and others	KRW	235,809	Collateral for borrowings(*2)

(*1)	This is based on the amount of loan commitment limit.

(*2)	As of December 31, 2022, the Company has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.
The Company has ￦1,197 million of project loans from the Korea Energy Agency as of December 31, 2022. The Company has provided a promissory note as a repayment guarantee.

F-22
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

50.	Contingencies and Commitments, Continued

(4)	As of December 31, 2022, blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows, continued:

(5)
The Company temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ￦66,879 million as of December 31, 2022, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ￦1,683 million and depreciation on the idle assets of ￦3,635 million are recorded in other expenses for the year ended December 31, 2022. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Company is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of December 31, 2022.

(6)
Due to the Korean government’s announcement of suspension of operation in the Gaeseong Industrial District, it is uncertain if the Company can exercise the property rights for the Company’s facility in the Gaeseong Industrial District as of December 31, 2022. The book value of facility is ￦12,967 million and trade receivables related to the companies residing in Gaeseong industrial complex has been fully written-off during the year ended December 31, 2022. The outcome of this event cannot be reasonably estimated as of December 31, 2022.

(7)
In connection with the electric power IT modernization project in Kerala, India, negotiations are underway due to disagreements in the contract regarding the existence and the scope of a warranty obligation. However, the Company has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of December 31, 2022.

(8)
To prevent the spread of
COVID-19,
a variety of prevention and control measures, including movement restrictions, are being implemented worldwide, and as a result, the global economy is being affected extensively. In addition, various forms of government policies are being announced to cope with
COVID-19.
The Company was unable to reasonably estimate the impact of
COVID-19
and the impact of the government support policies on the Company’s consolidated financial statements as of December 31, 2022, and the resulting effects have not been reflected in the consolidated financial statements.

(9)
The Korea Institute of Energy Technology(KENTECH) was established in April, 2020, in accordance with the “Basic plan for the establishment of KENTECH (July, 2019)”. By the special law to create KENTECH, the Company, government, and local government may contribute to the fund. The Company will decide whether to contribute to the fund on a board resolution after consulting with relevant organizations considering its financial situation by year.

(10)
The ongoing armed conflict in Ukraine started in February 2022 and relevant sanctions against Russia imposed by the international community can impact not only sanctioned entities but also the entities doing business directly or indirectly with Ukraine or Russia and the entities exposed directly or indirectly to industries or economy of Russia or Ukraine. The Company cannot make reasonable estimation of the financial impact of the recent conflict in Ukraine on the future events.

(11)
The Organization for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) addresses the tax challenges arising from the digitalization of the global economy. Global Minimum Tax (Pillar Two) were released and they apply to Multinational Enterprises (MNEs) with revenue in excess of EUR 750 million per their consolidated financial statements. National Assembly of South Korea passed the new Global Minimum Tax rules to align with the OECD BEPS Pillar Two in December 2022. The regulation will be included in the Adjustment of International Taxes Act and will be effective for fiscal years beginning on or after January 1, 2024. However, the Enforcement Decrees that provide further detail on the application of the legislation is only expected to be finalized later in 2023. In South Korea, Pillar Two legislation is not yet considered substantively enacted as of December 31, 2022 for
IA
S 1012 purposes. The Company therefore has not recognized any tax effect arising from the Global Minimum Tax in its consolidated financial statements as of December 31, 2022 and for the year then ended.

F-22
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

51.	Subsequent Events

(1)
Subsequent to December 31, 2022, KEPCO and its subsidiaries including Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Western Power Co., Ltd., and Korea Southern Power Co., Ltd. issued corporate bonds for the purposes of operation and others as follows:

Company	Type	Issue date	Maturity	Interest rate (%)		Amount
	In millions of won and thousands of foreign currencies
Korea Electric Power Corporation	#1339 Corporate bond	2023.01.03	2025.01.03	4.40	￦	200,000
	#1340 Corporate bond	2023.01.03	2026.01.03	4.50		320,000
	#1341 Corporate bond	2023.01.05	2025.01.05	4.20		140,000
	#1342 Corporate bond	2023.01.05	2026.01.05	4.30		240,000
	#1343 Corporate bond	2023.01.09	2025.01.09	4.20		130,000
	#1344 Corporate bond	2023.01.09	2026.01.09	4.28		280,000
	#1345 Corporate bond	2023.01.12	2025.01.12	4.00		110,000
	#1346 Corporate bond	2023.01.12	2026.01.12	4.08		330,000
	#1347 Corporate bond	2023.01.16	2025.01.16	4.00		190,000
	#1348 Corporate bond	2023.01.16	2026.01.16	4.05		220,000
	#1349 Corporate bond	2023.01.19	2025.01.19	3.85		180,000
	#1350 Corporate bond	2023.01.19	2026.01.19	3.87		320,000
	#1351 Corporate bond	2023.01.25	2025.01.25	3.85		140,000
	#1352 Corporate bond	2023.01.25	2026.01.25	3.89		410,000
	#1353 Corporate bond	2023.02.03	2025.02.03	3.50		220,000
	#1354 Corporate bond	2023.02.03	2026.02.03	3.54		280,000
	#1355 Corporate bond	2023.02.06	2025.02.06	3.65		210,000
	#1356 Corporate bond	2023.02.06	2026.02.06	3.65		320,000
	#1357 Corporate bond	2023.02.10	2025.02.10	3.80		100,000
	#1358 Corporate bond	2023.02.10	2026.02.10	3.83		340,000
	#1359 Corporate bond	2023.02.13	2025.02.13	3.83		180,000
	#1360 Corporate bond	2023.02.13	2026.02.13	3.85		320,000
	#1361 Corporate bond	2023.02.17	2025.02.17	3.99		110,000
	#1362 Corporate bond	2023.02.17	2026.02.17	4.10		320,000
	#1363 Corporate bond	2023.02.20	2025.02.20	4.09		150,000
	#1364 Corporate bond	2023.02.20	2026.02.20	4.11		160,000
	#1365 Corporate bond	2023.03.03	2025.03.03	4.35		100,000
	#1366 Corporate bond	2023.03.03	2026.03.03	4.40		110,000
	#1367 Corporate bond	2023.03.06	2025.03.06	4.25		180,000
	#1368 Corporate bond	2023.03.06	2026.03.06	4.35		210,000
	#1369 Corporate bond	2023.03.10	2025.03.10	4.25		230,000
	#1370 Corporate bond	2023.03.10	2026.03.10	4.35		230,000
	#1371 Corporate bond	2023.03.13	2025.03.13	4.14		140,000
	#1372 Corporate bond	2023.03.13	2026.03.13	4.25		260,000
	#1373 Corporate bond	2023.03.22	2025.03.22	3.97		160,000
	#1374 Corporate bond	2023.03.22	2026.03.22	4.00		70,000
	#1375 Corporate bond	2023.03.30	2025.03.30	3.98		240,000
	#1376 Corporate bond	2023.03.30	2026.03.30	3.99		160,000
	#1377 Corporate bond	2023.04.04	2025.04.04	3.99		270,000
	#1378 Corporate bond	2023.04.04	2026.04.04	4.00		260,000
	#1379 Corporate bond	2023.04.07	2025.04.07	3.95		210,000
	#1380 Corporate bond	2023.04.07	2026.04.07	3.95		190,000
	#1381 Corporate bond	2023.04.12	2025.04.12	3.91		240,000
	#1382 Corporate bond	2023.04.12	2026.04.12	3.95		170,000
	#1383 Corporate bond	2023.04.21	2025.04.21	3.89		200,000

F-22
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2021 and 2022

51.	Subsequent Events, Continued

(1)
Subsequent to December 31, 2022, KEPCO and its subsidiaries including Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Western Power Co., Ltd., and Korea Southern Power Co., Ltd. issued corporate bonds for the purposes of operation and others as follows, continued:

Company	Type	Issue date	Maturity	Interest rate (%)	Amount
	In millions of won and thousands of foreign currencies
Korea Hydro & Nuclear Power Co., Ltd.	#70-1 Corporate bond	2023.02.22	2028.02.22	4.10	90,000
	#70-2 Corporate bond	2023.02.22	2033.02.22	4.15	40,000
	#70-3 Corporate bond	2023.02.22	2043.02.22	4.08	20,000
	#71-1 Corporate bond	2023.03.07	2028.03.07	4.13	50,000
	#71-2 Corporate bond	2023.03.07	2033.03.07	4.18	30,000
	#72-1 Corporate bond	2023.04.26	2028.04.26	3.91	130,000
	#72-2 Corporate bond	2023.04.26	2043.04.26	4.00	90,000
Korea South-East Power Co., Ltd.	#57-1 Corporate bond	2023.02.09	2024.02.08	3.56	120,000
	#57-2 Corporate bond	2023.02.09	2026.02.09	3.74	50,000
Korea Western Power Co., Ltd.	#57-1 Corporate bond	2023.01.17	2025.01.17	4.07	70,000
	#57-2 Corporate bond	2023.01.17	2026.01.17	4.04	30,000
	#58-1 Corporate bond	2023.04.20	2026.04.20	3.98	200,000
	#58-2 Corporate bond	2023.04.20	2028.04.20	4.13	40,000
	#58-3 Corporate bond	2023.04.20	2043.04.20	3.94	20,000
Korea Southern Power Co., Ltd.	#67-1 Corporate bond	2023.01.12	2024.01.12	3.97	100,000
	#67-2 Corporate bond	2023.01.12	2025.01.10	4.04	40,000
	#68-1 Corporate bond	2023.04.13	2024.04.12	3.63	150,000
	#68-2 Corporate bond	2023.04.13	2026.04.13	3.76	50,000

(2)
On February 14th, 2023, the subsidiary, Korea South-East Power Co., Ltd. invested in Bidiai Co., Ltd., and as a result of the approval of Bidiai’s restructuring plan, on February 17th, 2023, ￦
32
 billion of bonds were converted into shares, making Korea South-East Power Co., Ltd. the largest shareholder of Bidiai Co., Ltd. with a stake of
32.54%.

(3)
On January 8th, 2023, a fire broke out in Taean IGCC Gas Refining Plant of the subsidiary, Korea Western Power Co., Ltd., resulting in the suspension of production. The amount of damages caused by the fire is under investigation, and the Company is currently verifying the insurance coverage with the property insurance policy.

F-22
6