Form 20-F
period 2023-12-31
KOREA ELECTRIC POWER CORP
filed 2024-04-30
CIK 887225

As filed with the Securities and Exchange Commission on April 30, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from     to
Commission File
Number
:
001-13372

KOREA ELECTRIC POWER CORPORATION
(Exact name of registrant as specified in its charter)

N/A	The Republic of Korea
(Translation of registrant’s name into English)	(Jurisdiction of incorporation or organization)

55
Jeollyeok-ro
,
Naju-si,
Jeollanam-do, 58322,
Korea
(Address of principal executive offices)

Hwayun Kim, +82 61 345 4218,
kim0430@kepco.co.kr,
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

CURRENCY TRANSLATIONS AND EXCHANGE RATES

In this annual report, unless otherwise indicated, all references to “Won,” “KRW” or “~~W~~” are to the currency of Korea, all references to “U.S. dollars,” “Dollars,” “USD”, “$” or “US$” are to the currency of the United States of America; all references to “Euro”, “€” or “EUR” are references to the currency of the European Union; all references to “Yen”, “¥” or “JPY” are references to the currency of Japan; all references to “A$” or

“AUD” are to the currency of Australia; all references to “HK$” or “HKD” are to the currency of Hong Kong; all references to “Fr.” or “CHF” are to the currency of Switzerland; all references to “kr” or “SEK” are to the currency of Sweden. Unless otherwise indicated, all translations from Won to U.S. dollars were made at Won 1,291.0 to US$1.00, which was the Noon Buying Rate of the Federal Reserve Board (the “Noon Buying Rate”) in effect as of December 29, 2023, which rates are available on the H.10 statistical release of the Federal Reserve Board. On April 19, 2024, the Noon Buying Rate was Won 1,376.7 to US$1.00. The exchange rate between the U.S. dollar and Korean Won may be highly volatile from time to time and no representation is made that the Won or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2019	1,155.5	1,165.8	1,220.7	1,111.8
2020	1,086.1	1,180.6	1,267.3	1,081.9
2021	1,188.6	1,144.9	1,198.7	1,081.6
2022	1,260.2	1,291.8	1,440.5	1,187.0
2023	1,291.0	1,306.8	1,362.9	1,220.3
October	1,351.0	1,351.5	1,362.9	1,338.2
November	1,290.0	1,308.2	1,356.9	1,289.3
December	1,291.0	1,304.4	1,325.3	1,288.5
2024 (through April 19)	1,376.7	1,336.3	1,393.9	1,300.5
January	1,337.7	1,323.3	1,344.2	1,300.5
February	1,336.2	1,331.3	1,337.3	1,321.9
March	1,347.1	1,331.7	1,348.6	1,310.8
April (through April 19)	1,376.7	1,363.8	1,393.9	1,346.9

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

Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be seriously harmed. Such risks fall primarily under the categories below:

Risks relating to KEPCO primarily include:

•	increases in fuel prices which may not be passed on to customers;

•	Governmental policies that may affect the industry or our operations;

•	capacity expansion plans based on projections of long-term supply and demand of electricity proving to be inadequate against actual supply and demand;

•	being subject to various environmental legislations, regulations and Government initiatives;

•	incurrence of additional indebtedness;

•	the movement of Won against other currencies;

•	risks associated with new business strategies and overseas expansion opportunities;

•	an increase in electricity generated by and/or sourced from independent power producers eroding our market position;

•	labor unrest and increases in labor cost;

•	risks associated with the operation of nuclear power generation facilities;

•	difficulties in the construction and operation of our facilities due to opposition from civic groups and uncertainties in maintaining permits and licenses;

•	risk management policies and procedures failing to be effective, including but not limited to failing to prevent losses in our debt and foreign currency positions;

•	limited amount and scope of insurance coverage;

•	inability to raise share capital without the Government’s participation;

•	claims by current or previous employees for unpaid wages;

•	attacks on physical security and cybersecurity; and

•	Russia-related dealings.

Risks relating to Korea and Global Economy primarily include:

•	unfavorable financial and economic conditions in Korea;

•	tensions with North Korea;

•	being subject to Korean corporate governance and disclosure standards; and

•	risks associated with enforcing a foreign judgment against us.

Risks relating to Our American Depositary Shares (ADSs) primarily include:

•	restrictions on withdrawal and deposit of common shares under the depositary facility;

•	ownership of our shares being restricted under Korean law;

•	no preemptive rights in certain circumstances;

•	being affected by the volatility of the Korean securities market;

•	dividend payments being affected by fluctuations in the exchange rate; and

•	restriction on the depositary bank from converting and remitting dividends under emergency circumstances.

Risks Relating to KEPCO

Increases in fuel prices may adversely affect our results of operations and profitability as we may not be able to pass on the increased cost to customers at a sufficient level or at all or on a timely basis.

In 2023, fuel costs constituted 30.1% of our cost of sales, and the ratio of fuel costs to our sales was 30.8%. Our generation subsidiaries purchase substantially all of the fuel that they use (except for anthracite coal) from suppliers outside Korea at prices determined in part by prevailing market prices in currencies other than Won. For example, most of the bituminous coal requirements (which accounted for approximately 38.0% of our fuel requirements in 2023 in terms of electricity output) are imported principally from Australia, Indonesia, Russia and, to a lesser extent, South Africa and others, which accounted for approximately 22.2%, 27.4%, 21.3%, 9.3% and 19.9%, respectively, of the annual bituminous coal requirements of our generation subsidiaries in 2023. Approximately 93.9% of the bituminous coal requirements of our generation subsidiaries in 2023 were purchased under long-term contracts and the remaining 6.1% from the spot market. Pursuant to the terms of our long-term supply contracts, prices are adjusted periodically based on prevailing market conditions. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited duration. See Item 4.B. “Business Overview—Fuel Sources and Requirements.”

The prices of our main fuel types, namely, bituminous coal, oil and liquefied natural gas (LNG), fluctuate, sometimes significantly, in tandem with their international market prices. For example, the average weekly spot price of “free on board” Newcastle coal 5500 NAR (Net As Received) published on Korea Mineral Resource Information Service by Korea Mine Rehabilitation and Mineral Resources Corporation decreased from US$179.13 per ton in 2022 to US$106.38 per ton in 2023 and decreased to US$89.36 per ton as of April 5, 2024. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil decreased from US$97.03 per barrel in 2022 to US$81.93 per barrel in 2023 and increased to US$91.71 per barrel as of April 5, 2024.

Furthermore, because the prices of LNG are dependent on the price of crude oil, an increase in such fuel prices can result in an increase in the prices of LNG, which, in turn, affect the cost of purchasing electricity from independent power producers. We cannot assure you that fuel prices will remain stable or will not significantly increase in the remainder of 2024 or thereafter. In addition, following the International Maritime Organization’s regulation referred to as IMO 2020 that regulates sulfur content of ships’ fuel oil, IMO 2023 was mandated from January 1, 2023. IMO 2023 regulates energy efficiency and carbon emissions of ships by setting specific indices that all ships are required to comply with. While we have seen mixed reactions in the market, there is a likelihood that installation of energy saving devices or modification of ships to improve their carbon emissions level may increase as the regulation strengthens. Such trends may significantly increase the operating cost of the shipping lines and the increased costs are expected to be passed onto customers like us via higher freight rates. If fuel prices increase substantially in the future within a short span of time, our generation subsidiaries may be unable to secure adequate fuel supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers may cause our generation subsidiaries to purchase fuel on the spot market at prices higher than the prices available under existing supply contracts, which would result in an increase in fuel costs.

As of January 1, 2021, we implemented a new cost pass-through tariff system to reinforce the correlation between the costs we incur and the tariff we charge to our customers and to enhance transparency by separately billing fuel costs and climate/environment related costs. Previously, the electricity tariff consisted of two main components: (i) the base charge (the “Base Charge”) and (ii) the usage charge (the “Usage Charge”) based on the amount of electricity consumed by end-users. Under the new tariff system, there are new components to the tariff called the fuel cost adjusted charge (the “Fuel Cost Adjusted Charge”) and the climate/environment related charge (the “Climate/Environment Related Charge”). In principle, the Fuel Cost Adjusted Charge is calculated on a quarterly basis, and the formula for calculating the amount of the Fuel Cost Adjusted Charge is multiplying (i) the unit price of the Fuel Cost Adjusted Charge (the “Unit Price of the Fuel Cost Adjusted Charge”), which is the difference between a base fuel cost (the “Base Fuel Cost”) and an actual fuel cost (the “Actual Fuel Cost”) and (ii) the amount of electricity consumed. The Base Fuel Cost is the past twelve-month average fuel price of bituminous coal, LNG and Bunker C oil as posted by the Korea Customs Service. The twelve-month average fuel price is measured by taking the average of monthly fuel prices from twelve months in between thirteen and one month prior to the time a new Base Fuel Cost becomes effective. To illustrate, the Base Fuel Cost effective from 2023 is the average of the fuel prices from December 2021 to November 2022. The Base Fuel Cost can be adjusted upon the revision of the electricity tariff as a whole as described in the penultimate paragraph of this risk factor. On the other hand, the Actual Fuel Cost is the past three-month average fuel price of the same fuels we use to measure the Base Fuel Cost. The past three-month average fuel price is measured by taking the average of monthly fuel prices from three months in between four and one month prior to the time the Fuel Cost Adjusted Charge is updated. To illustrate, for the first quarter of 2024, we used the fuel costs for September, October and November 2023 to calculate the three-month average fuel price.

The quarterly-adjusted Fuel Cost Adjusted Charge has built-in limits in view of price stability and other public policy considerations. First, there is a limit on any change in the Unit Price of the Fuel Cost Adjusted Charge to be no less than Won ±1 per kilowatt-hour. In other words, any change less than Won ±1 per kilowatt-hour will not be reflected. However, such limit does not apply if it is the first quarter during which the Base Fuel Cost has been newly updated. Second, the Unit Price of the Fuel Cost Adjusted Charge that exceeds Won ±5 per kilowatt-hour will not be reflected. In other words, the maximum adjustment that can be incorporated to the Unit Price of the Fuel Cost Adjusted Charge is equal to Won ±5 per kilowatt-hour from the Base Fuel Cost that is in effect. For example, in the third quarter of 2023, the Unit Price of the Fuel Cost Adjusted Charge was Won 10.2 per kilowatt-hour, meaning the Actual Fuel Cost was higher than the Base Fuel Cost by Won 10.2 per kilowatt-hour, but after being subjected to the limit of Won ±5 per kilowatt-hour, the Unit Price of the Fuel Cost Adjusted Charge came out to be Won 5.0 per kilowatt-hour.

However, our ability to pass on fuel and other cost increases to our customers may be limited due to the regulation of the Government on the rates we charge for the electricity we sell to our customers. In addition to the built-in limits described in the preceding paragraph, the new tariff system gives discretion to the Government to not wholly or partially adjust the quarterly Fuel Cost Adjusted Charge in case of extenuating circumstances, as determined by the Government. For example, in the second and third quarter of 2021, although the Unit Price of the Fuel Cost Adjusted Charge was Won –0.2 and Won 0.0 per kilowatt-hour respectively, the Government notified us to keep it at the same Won –3.0 per kilowatt-hour as the first quarter of 2021. In the fourth quarter of 2021, we increased the Unit Price of the Fuel Cost Adjusted Charge to Won 0.0 per kilowatt-hour. In the first and second quarters of 2022, although the Unit Price of the Fuel Cost Adjusted Charge as calculated should have been Won 3.0 per kilowatt-hour as the quarterly limit of Won ±3 per kilowatt-hour had existed back then, the Government notified us to keep it at the same Won 0.0 per kilowatt-hour as the fourth quarter of 2021. The Government cited different policy reasons for withholding the application of the quarterly Fuel Cost Adjusted Charge in the past, but one of the more consistent reasons has been alleviating the hardship caused by the prolonged economic effects of COVID-19 pandemic. As the quarterly limit of Won ±3 per kilowatt-hour was repealed in the third quarter of 2022 and with the approval by the Government, we ultimately increased the Unit Price of the Fuel Cost Adjusted Charge to Won 5.0 per kilowatt-hour in the third quarter of 2022, which was the maximum incremental amount allowed in 2022 under the limit. From then to the second quarter of 2024, the same Won 5.0 per kilowatt-hour increment has been applied to the Unit Price of the Fuel Cost Adjusted Charge. Even though the incremental amounts as calculated by our formula were Won -1.8, Won -4.0 and Won -2.5 per kilowatt-hour in the fourth quarter of 2023 and in the first and second quarters of 2024, respectively, the Government notified us to keep it at the same Won 5.0 per kilowatt-hour, taking into consideration our financial conditions and the fact that a substantial amount of the Fuel Cost Adjusted Charge that should have been reflected in previous years has not previously been reflected in the electricity tariff.

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

Due to the likelihood of the Actual Fuel Cost being substantially over the built-in limits of the new tariff system and the Government’s discretion not to wholly or partially adjust the quarterly Fuel Cost Adjusted Charge in case of extenuating circumstances, there may be certain portions of the fuel costs that cannot be charged to our customers, even though those portions should have been included in the Fuel Cost Adjusted Charge. In such cases, we may accumulate such portions and reflect them in what is called the total comprehensive cost (the “Total Comprehensive Cost”), which is a variable we use to calculate the Base Charge and the Usage Charge of the tariff. The Total Comprehensive Cost, submitted yearly to the Government for its review by us, is calculated using the relevant costs according to our settled accounts from the previous year and the proposed budget for the upcoming year. Under the Total Comprehensive Cost approach, the Base Charge and the Usage Charge are established at levels that would enable us to recover fair operating costs as well as fair investment return on the capital used in our operations. For further information on fair operating costs and fair investment return, please see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.” The Base Charge and the Usage Charge that are derived from the Total Comprehensive Cost need to be approved by the Government before they can be revised. The Government may, from time to time, consider different policy objectives to regulate the time and magnitude of such revision of the Base Charge and the Usage Charge of the electricity tariff. Therefore, changes in the fuel costs may not be timely or fully reflected even through the Usage Charge of the tariff where they would typically be reflected. Recently, to reflect the rise in the Base Fuel Cost, the Usage Charge needed to increase by Won 9.8 per kilowatt-hour from January 2022. With the approval by the Government, we increased the Usage Charge by Won 4.9 per kilowatt-hour on April 1, 2022 and October 1, 2022 respectively, which resulted in a total increase of Won 9.8 per kilowatt-hour. Such increases were spread out into two rounds to relieve people’s hardship including the prolonged effects of COVID-19 pandemic. In addition, in October 2022, we increased the Usage Charge of the tariff by Won 7.0 to Won 11.7 per kilowatt-hour on industrial and commercial consumers and by Won 2.5 per kilowatt-hour on all other consumers, reflecting additional accumulated fuel cost rises. In 2023, with the approval of the Government, we increased the Usage Charge by Won 11.4 and Won 8.0 per kilowatt-hour in January and May 2023, respectively, to reflect a portion of the increase in the Base Fuel Cost. Also, we increased the Usage Charge of the tariff by Won 6.7 to Won 13.5 per kilowatt-hour for large-scale industrial consumers in November 2023 to reflect additional accumulated fuel cost rises. In its economic policy direction statement for 2023, the Government announced its plans to gradually increase the tariff in order to address our cumulative deficit by 2026. However, there is no assurance on whether such plans will be realized. In its economic policy direction statement for 2024, the Government announced its policy to freeze utility rates, including the tariff, during the first half of 2024.

Overall, despite the new tariff system, we may not be able to adjust our tariff in accordance with such system due to the reasons we described in this risk factor. If fuel prices increase rapidly and substantially and the current level of electricity tariff is not increased to a level sufficient to offset the impact of high fuel prices or not adjusted responsive to fuel price movements, our profit margins will be adversely affected. Our business, financial condition, results of operations and cash flows may be adversely affected. For example, as the fuel prices have increased rapidly in the last several years, we have experienced substantial operating and net losses and may continue to experience them if the electricity tariff is not increased to a level sufficient to cover such increase in fuel prices. For instance, in 2023, we incurred operating and net losses of Won 4,245 billion and Won 4,716 billion respectively due to a rise in fuel prices among other reasons.

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

On the other hand, there are also policy measures that have been repealed. For example, the rate discounts offered to residential consumers who voluntarily reduced electricity consumption and those offered to traditional wet markets were abolished in December 2019. The rate discounts for electric vehicles have been terminated in June 2022 and the rate discounts for households that use less than 200 kilowatt-hours were phased out to 50% in July 2021 and was terminated in July 2022. We also discontinued the 50% discount offered to customers who installed a renewable energy generator for their own industrial and general uses in 2020 while only maintaining it for customers who are unable to sell their electricity in the market because of their small generation capacities (less than 10 kilowatts). The discount for such customers ended in December 2023. Despite these, there can be no assurance that the current and future adjustments in electricity tariff rates and rate discounts will not have an adverse impact on our business, results of operations, financial condition and profitability. See Item 4.B. “Business Overview—Sales and Customers—Electricity Rates” for more information on electricity tariff charged to our consumers.

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

In July 2022, the Government announced the draft direction of the new Government’s energy policy that sets forth the following five principles: first, redefining a feasible and rational energy mix; second, establishing strong resource and energy security; third, improving efficiency of energy demand and restructuring the energy market based on market principles; fourth, promoting the development and export of new energy businesses; and finally, strengthening energy welfare and the applicability of relevant policies. Through this policy direction, we expect to promote balanced development in nuclear power, renewable energy, and hydrogen energy nationwide, which will decrease the proportion of energy generated from fossil fuels.

However, we cannot assure that the Tenth Basic Plan, the Third Basic National Energy Plans, or their respective successor plans will successfully achieve their intended goals, the foremost of which is to ensure, through carefully calibrated capacity expansion and other means, balanced overall electricity supply and demand in Korea to end users while promoting efficiency and environmental friendliness in the consumption and production of electricity. If there is significant variance between the projected electricity supply and demand considered in planning our capacity expansions and the actual electricity supply and demand, or if these plans otherwise fail to meet their intended goals or have other unintended consequences, this may result in inefficient use of our working capital, and undue financing costs on the part of us and our generation subsidiaries, among others, which may have a material adverse effect on our results of operations, financial condition and cash flows.

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

Although the Government makes significant efforts to encourage conservation of electricity, including through demand management programs, there is no assurance that such efforts will have the desired effect of substantially reducing the demand for electricity or improving efficient use thereof. See Item 4.B. “Business Overview— Sales and Customers.”

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

In recent years, the Government has introduced and implemented a number of new measures designed to reduce greenhouse gas emission, minimize environmental damage and spur related business opportunities. Some key examples of such Government initiatives pertinent to our and our generation subsidiaries’ operations are as follows:

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

¡

Adhering to such emission and greenhouse gas reduction requirement may result in significant additional compliance costs. For example, the daily market price of the Korean Allowance Units (KAU), one of the categories of allowance traded on the Korea Exchange and allocated to applicable companies by the Government, was Won 8,640 per ton in early 2015, and the price has increased continuously thereafter, reaching its peak price at Won 42,500 per ton on April 2, 2020. Since then, the price has decreased and, as of the March 31, 2024, the price has been formed around Won 8,130 per ton. We cannot predict how the price of the KAUs will fluctuate over time, and such volatility may adversely affect our results of operation, financial condition and cash flows.

•

Obligatory and Voluntary Regulation of Coal-Fired Generation Units. As a measure to address the high level of particulate matter pollution, in October 2018, the Government introduced a pilot regulation to lower the output of 35 coal-fired generation units to approximately 80% of their capacity that emit more than a certain amount of particulate matter. The regulation was formally implemented in January 2019, targeting 40 coal-fired power plants with high emissions of particulate matter. From March to June 2019, the scope expanded to cover 60 units in total. From November 2019, the Government pursued a reduction of coal-fired generation units in order to implement the Special Measures to Respond to the High Concentration Period (December to March) of Particulate Matter. We plan to continue to participate in the effort to reduce the particulate matter emissions from coal-fired generation units, not only during the winter but also during the spring. For example, from December 2023 to March 2024, up to 15 coal-fired generation units were shut down, with a maximum of 47 coal-fired generation units subject to a cap of 80% on the output within the remaining reserve capacity range. Additionally, the Government adjusted the schedule to close down two decrepit coal-fired generation units (Boryeong #1 and #2), which were shut down in December 2020. Also, other coal-fired generation units, Samcheonpo #1 and #2 were shut down in May 2021 and Honam #1 and #2 units in December 2021. According to the Tenth Basic Plan announced in January 2023, the total coal-fired power plant capacity in 2036 will decrease to 27.1 gigawatts from 40.2 gigawatts in 2023, and its percentage of total power generation capacity will decrease to 11.3% in 2036 from 27.1% in 2023. In 2022 and 2023, our generation subsidiaries introduced a voluntary regulation to lower the output of coal-fired generation units, suspending the operations and imposing a cap of 80% on the output of some coal-fired generation units. While such measures may be subject to change, we expect to incur significant costs of complying with such measures, including in connection with more stringent particulate matter pollution regulations, retrofitting and overall replacement of environmental facilities.

•	Coal and LNG Consumption Taxes. In January 2014, largely based on policy considerations of tax equity among different fuel types as well as environmental concerns, the Ministry of Economy and

Finance announced that, effective July 1, 2014, consumption tax will apply to bituminous coal, which previously was not subject to consumption tax unlike other fuel types such as LNG or bunker oil. Pursuant to the amended Individual Consumption Tax Act effective as of April 1, 2019, which involved an increase of the unit tax rate for coal by Won 10 per kilogram across the board, the base tax rate (which is subject to certain adjustments) is Won 46 per kilogram for bituminous coal; however, due to concerns on the potential adverse effect on industrial activities, the applicable tax rate is applied differently based on the net heat generation amount. The currently applicable tax rate for bituminous coal is Won 43 per kilogram for net heat generation of less than 5,000 kilocalories, Won 46 per kilogram for net heat generation of 5,000 to 5,500 kilocalories and Won 49 per kilogram for net heat generation of 5,500 kilocalories or more. In contrast, the consumption tax and surcharge on importation of LNG decreased by Won 48 and Won 20.4 per kilogram, respectively, which came into effect in April 2019. The currently applicable consumption tax rate and surcharge on importation of LNG are Won 12 and Won 3.8 per kilogram, respectively. However, following rapid increases in the price of LNG and bituminous coal, in order to mitigate the adverse impact of price increases in the global energy market and manage the inflation rate, the applicable individual consumption tax rates for coal and LNG have been temporarily decreased. From August 2022 to June 2024, the relevant individual consumption tax rate for coal and LNG decreased by 15%. The individual consumption tax rate for LNG decreased from Won 12 per kilogram to Won 10.2 per kilogram, and the individual consumption tax rate for bituminous coal for net heat generation of 5,000 to 5,500 kilocalories decreased from Won 46 per kilogram to Won 39.1 per kilogram (for net heat generation of less than 5,000 kilocalories, the rate decreased from Won 43 per kilogram to Won 36.5 per kilogram, and for net heat generation of 5,500 kilocalories or more, the rate decreased from Won 49 per kilogram to Won 41.6 per kilogram). Notwithstanding the recent trend, we expect any future increase in tax rates may adversely affect our overall fuel costs and power purchase cost.

•

Renewable Portfolio Standard. Under this program, each of our generation subsidiaries is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy or, in case of a shortfall, purchase a corresponding amount of a Renewable Energy Certificate (a form of renewable energy credit) from other generation companies whose renewable energy generation surpass such percentage. The target percentage was 7.0% in 2020, 9.0% in 2021, 12.5% in 2022 and 13.0% in 2023. In 2022, all six of our generation subsidiaries met the target through renewable energy generation and/or the purchase of a Renewable Energy Certificate. Compliance by our generation subsidiaries of the 2023 target is currently under evaluation, and if any generation subsidiary is found to have failed to meet the target for 2023 or for subsequent years, such generation subsidiary may become subject to fines. From October 2021, an amendment to the Act on the Promotion of the Development, Use, and Diffusion of New and Renewable Energy raised the upper limit of the target percentage even higher to 25% from the previous threshold of 10%. The Enforcement Decree of the Act on the Promotion of the Development, Use, and Diffusion of New and Renewable Energy was amended and became effective on January 4, 2022 to gradually increase the annual upper limit of target percentage to 14.5% in 2023, 17.0% in 2024, 20.5% in 2025 in order to raise the upper limit of target percentage to 25% in 2026. However, as the Tenth Basic Plan decreased the target percentage of domestic renewable energy generation from 30.2% to 21.6% in 2030, in May 2023, the Enforcement Decree was amended to gradually increase the annual upper limit of target percentages to 13.0% in 2023, 13.5% in 2024, 14.0% in 2025 and 15.0% in 2026. Even though the recent amendment will delay the target dates, the proposed target percentages may result in additional expenses for our generation subsidiaries.

	2024	2025	2026	2027	2028
Target Percentage under Renewable Portfolio Standard	13.5%	14.0%	15.0%	17.0%	19.0%

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

•

New Energy Industry Fund. In January 2016, the Ministry of Trade, Industry and Energy announced an initiative to promote the new energy industry by creating the New Energy Industry Fund, which is made up of funds sponsored by Government-affiliated energy companies. We contributed Won 500 billion to the funds in 2016. The purpose of these funds is to invest in substantially all frontiers of the new energy industry, including renewable energy, energy storage systems, electric vehicles, small-sized self-sustaining electricity generation grids known as “micro-grids,” among others, as well as invest in start-up companies, ventures, small to medium-sized enterprise and project businesses that engage in these businesses but have not previously attracted sufficient capital from the private sector.

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

•

Renewable Energy 100. In line with the spread of Renewable Energy 100 (“RE100”), a global campaign by companies around the world to cover 100% of their electricity use with renewable energy by 2050, the Government introduced its own version of RE100 that allows companies and other consumers to choose energy sources from which their electricity is generated. In order for a domestic company to participate in RE100, it may purchase renewable energy through us in a competitive bidding process and be issued with a certificate of use of renewable energy, which we refer to as the Green Premium system, or enter into a power purchase agreement (“PPA”) either with a renewable energy generator through us as an intermediary (“third-party PPA”) or with a renewable energy generator directly such that the generator will supply electricity to the company without going through the existing electricity market (“direct PPA”). The relevant legislation for the direct PPA was enacted in the National Assembly in March 2021 and has been in force since October 2021. The Ministry of Trade, Industry and Energy finalized and announced detailed guideline for direct PPA in September 2022. As of March 31, 2024, there are seven third-party PPA of total contracted capacity of 16 megawatts and 16 direct-PPA of total contracted capacity of 35.8 megawatts, which are effective under the related law and guideline. If there is an expansion in the use of direct PPA, it may adversely affect our market share in electricity sales.

•

2050 Carbon-Neutrality Declaration. In response to the Paris Agreement and the United Nations Framework Convention on Climate Change (“UNFCCC”)’s goal to comprehensively replace fossil fuels and achieve global net-zero emission by 2050, the Korean national assembly has passed a non-binding resolution on September 24, 2020 to establish a special committee on climate change and urge the Government to meet its 2030 carbon reduction goal and bolster its efforts to achieve carbon neutrality by 2050. On November 27, 2020, the Government officially announced the Government’s commitment to implement policies in all areas of the industry to achieve Korea’s carbon neutrality by 2050. On December 10, 2020, the Government followed up with broad 2050 carbon neutrality development strategies. In May 2021, the Government launched a carbon neutrality committee which issued a preliminary draft of the carbon neutrality scenario in August 2021. After going through the process of collecting opinions from the consultative bodies in various sectors and citizen participation groups, the committee deliberated and finalized the 2050 carbon neutrality scenarios in October 2021. According to the two scenarios that have been finalized, both of them will aim to achieve net-zero domestic carbon dioxide emissions by 2050. Scenario A will completely suspend thermal power generation, while scenario B will actively utilize technologies such as carbon capture, utilization and storage (“CCUS”) while allowing some thermal power generation to continue. If any specific regulation or policy affecting our business is announced or implemented, we may experience an increased regulatory scrutiny over carbon dioxide emission from our electricity generation activities and related projects overseas. We and our generation subsidiaries announced the 2050 Carbon-Neutrality Vision in November 2021 and will further invest in various renewable energy power generation projects, new business opportunities and core technology development with a goal of entirely replacing domestic coal power generation by 2050. In the process of pursuing such, our business strategy and investment plan may change from time to time and it may result in additional costs to us, including, among other things, increased production costs, additional taxes, reduced emission allowances or additional restrictions on production or operations, particularly as they may relate to our power generation business. In addition, the achievement of carbon neutrality by 2050 may be delayed or made impossible due to unexpected changes in policies or power market conditions including a major shift in the supply and demand of electricity.

•

Hydrogen Energy Related Legislations. Pursuant to the Hydrogen Economy Promotion and Hydrogen Safety Management Act as amended in February 2024 and its Enforcement Decree enacted in November 2023, the Minister of Trade, Industry and Energy designated KEPCO and other entities under Community Energy System to purchase hydrogen-generated electricity. Under such Act, we are required to enter into contracts with hydrogen generators that are selected through competitive bidding process. The bidding market is comprised of general hydrogen market and clean hydrogen power generation market, as categorized based on the type of fuel used. In consideration of the current ecosystem in which fuel cells are used, the general hydrogen power generation market is open to all kinds of hydrogen plants including plants using extracted or by-product hydrogen. On the other hand, the clean hydrogen power generation market is a market where only generators using clean hydrogen plants can participate. Clean hydrogen is categorized into carbon-free hydrogen, low-carbon hydrogen, and low-carbon hydrogen compounds (including ammonia) according to greenhouse gas emissions in the production and import procedure of hydrogen. The system for certifying clean hydrogen plants is based on criteria, such as the amount of carbon dioxide emissions, set by relevant enforcement ordinances. The Government notified the bidding volume for the period from 2023 to 2025 in accordance with the Tenth Basic Plan, as shown in the table below.

	Year of bidding market commencement
	2023		2024		2025
	Year of commercial operation commencement	Volume (GWh)	Year of commercial operation commencement	Volume (GWh)	Year of commercial operation commencement	Volume (GWh)
General hydrogen market	2025	1,300	2026	1,300	2027	1,300
Clean hydrogen market	—	—	2027	3,500	2028	3,000

The amount of hydrogen-generated electricity to be purchased by us is determined by the Minister of Trade, Industry and Energy after taking into consideration the Basic Plan Relating to the Long-Term Supply and Demand of Electricity and Hydrogen Economy Implementation Basic Plan and it shall be determined by multiplying (i) the total amount to be purchased in the current year by (ii) the percentage of our purchase out of the total purchased amount in the year immediately preceding the year when the bidding market for the current year has been set up. Effectively, it will mean there will be a three-year lag between the time periods in (i) and (ii). The Minister shall allow us to reflect the cost arising from the purchase of hydrogen energy into the electricity tariff pursuant to the Act.

Complying with these Government initiatives and operating programs in furtherance thereof has involved and will likely continue to involve significant costs and resources on our part, which may adversely affect our results of operation, financial condition and cash flows. We expect our future compliance costs may increase as the requirements under Government initiatives and operating programs continue to become more rigorous. We may not be able to pass on the increased cost to customers at a sufficient level or at all or on a timely basis. Further, we and our generation subsidiaries could also become subject to substantial fines and other forms of penalties for non-compliance. Even without such financial losses, increased public awareness and adverse publicity about potential impacts on climate change or environmental harm from us or our industry could harm our reputation or otherwise impact the Company adversely. In recent years, investors have also begun to show increased interest about sustainability and climate change as it relates to their investment decisions.

According to the new tariff system which came into effect on January 1, 2021, the Government introduced an additional component to the tariff called the Climate/Environment Related Charge. Previously, our climate and environment costs were embedded in the Usage Charge component of the tariff and our consumers could not discern the exact magnitude of such costs. By separating it out as an independent component, we intend to provide more information and transparency to our customers while having the flexibility to adjust it in alignment with the underlying costs. The Climate/Environment Related Charge for the coming year is calculated by multiplying (i) our total estimated costs of complying with the Renewable Portfolio Standard program, the Greenhouse Gas Emission Trading System and the coal-fired generation reduction program for the current year, and then dividing it by the electricity sales projected for the coming year (the “Climate/Environment Related Base Rate”), and (ii) the amount of electricity consumed. The value of the Climate/Environment Related Base Rate for 2023 was Won 9.0 per kilowatt-hour, which has been maintained up to the date of this annual report. Even though the Climate/Environment Related Charge is planned to be adjusted every year by reflecting the change in climate and environment-related costs, the Government may change the date of adjustment in consideration of different policy objectives. Therefore, there is no guarantee that the Climate/Environment Related Charge will be regularly updated, even though our climate and environment-related costs will likely increase each year. If there are discrepancies between our costs and the Climate/Environment Related Charge, we may accumulate such discrepancies and reflect them in our Total Comprehensive Cost. However, the electricity rate based on the Total Comprehensive Cost needs to be approved by the Government to be revised. There is no assurance that, particularly given the wide-ranging policy priorities of the Government, it will in fact raise the electricity rate to a level sufficient to fully cover additional costs associated with implementing and operating programs as described in this risk factor and do so on a timely basis or at all. If the Government does not do so or provide us and our generation subsidiaries with other forms of assistance to offset the costs involved, our results of operation, financial condition and cash flows may be materially and adversely affected.

See Item 4.B. “Business Overview—Environmental, Social and Governance Programs.”

We may require a substantial amount of additional indebtedness to refinance existing debt and for future capital expenditures.

We anticipate that a substantial amount of additional indebtedness will be required in the coming years in order to refinance existing debt, make capital expenditures for construction of generation plants and other facilities and/or make acquisitions, invest in renewable energy and the “new energy industry” projects and fund our overseas businesses. In 2021, 2022 and 2023, our capital expenditures in relation to the foregoing amounted to Won 13,964 billion, Won 13,886 billion and Won 15,518 billion, respectively, and our budgeted capital expenditures for 2024, 2025 and 2026 amount to Won 18,257 billion, Won 19,881 billion and Won 19,484 billion, respectively.

Furthermore, as fuel prices surge, our cost of purchasing electricity from domestic generation companies through the Korea Power Exchange may increase significantly. If we fail to recoup more tariff from our customers to account for such electricity sales-related costs, our debt may further increase.

As we experienced net losses for the last three years as global energy prices increased significantly and the power purchase costs increased accordingly, we issued more debt securities than before to meet increased working capital needs. On December 28, 2022, the National Assembly of Korea passed an amendment to Article 16 of KEPCO Act, which increased our debt ceiling as represented by the total outstanding debt securities on a separate basis to be no greater than five times (or six times if the Minister of the Ministry of Trade, Industry and Energy approves that it is urgently required to resolve a business crisis) the sum of our share capital and reserves updated at the end of each year. Such share capital and reserves are calculated on a separate basis under the KEPCO Act. Before such amendment, our debt ceiling was two times the sum of our share capital and reserves. Such increase in debt ceiling will be effective until December 31, 2027 and we may make use of the new debt ceiling to issue more debt securities to cover our losses, refinance existing debt and finance new capital expenditures. However, if the sum of our share capital and reserves decreases (including as a result of continued significant net losses), our debt ceiling will decrease as well and there will be no assurance that we can meet our funding requirements for capital or operational expenditures or debt repayment obligations. If we cannot meet such requirements, it could have a material adverse impact on our business, results of operations and financial condition.

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

Changes in foreign exchange rates may also impact the cost of servicing our foreign currency-denominated debt. As of December 31, 2023, 14.8% of our long-term debt (including the current portion but excluding original issue discounts and premium) without taking into consideration of swap transactions, was denominated in foreign currencies, principally U.S. dollar. In addition, even if we make payments in Won for certain fuel materials and equipment, some of these fuel materials may originate from other countries and their prices may be affected accordingly by the exchange rates between the Won and foreign currencies, especially the U.S. dollar. Since the substantial majority of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign currency-denominated financings or from foreign currency exchange markets to make such purchases or service such debt. As a result, any significant depreciation of Won against the U.S. dollar or other major foreign currencies will have a material adverse effect on our profitability and results of operations.

We may not be successful in implementing new business strategies.

In 2023, we established medium to long-term business strategies for the years from 2024 to 2028. We plan to (i) address our financial conditions by implementing all-round management innovation to achieve early stabilization, (ii) strengthen the stability of our power supply capabilities, which is central to our core business, (iii) develop a future growth engine to reduce dependence on electricity rates, and (iv) lay the groundwork for sustainable management throughout the energy industry ecosystem. To achieve such plans, we also developed 16 strategic initiatives, including implementing measures to improve our financial conditions.

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

While our operations have been primarily based in Korea, we and our generation subsidiaries are actively expanding our overseas operations on a selective basis. In particular, we and our generation subsidiaries have been expanding and plan to further expand the construction and operation of renewable energy power plants, transmission and distribution.

Overseas operations involve risks that are different from those we face in our domestic operations, including:

•	challenges of complying with multiple foreign laws and regulatory requirements, including tax laws and laws regulating our operations and investments;

•	volatility of overseas economic conditions, including fluctuations in foreign currency exchange rates;

•	difficulties in enforcing creditors’ rights in foreign jurisdictions;

•	risk of expropriation and exercise of sovereign immunity where the counterparty is a foreign government;

•	difficulties in establishing, staffing and managing foreign operations;

•	differing labor regulations;

•	political and economic instability, natural calamities, war and terrorism;

•	lack of familiarity with local markets and rules of competition;

•	changes in applicable laws and regulations in Korea that affect foreign operations;

•	obstacles to the repatriation of earnings and cash; and

•	environmental regulations and public complaints regarding greenhouse gas emitting facilities, particularly overseas coal-fired power plants.

Any failure by us to recognize or respond to these differences may adversely affect the success of our operations in those markets, which in turn could materially and adversely affect our businesses and results of operations.

Furthermore, while we seek to enter into overseas business opportunities in a prudent manner, some of our new international business ventures carry inherent risks that are different from our traditional business of electricity power generation, transmission and distribution. While the overseas businesses in the aggregate currently do not comprise a material portion of our overall business, the actual revenues and profitability from and investments and expenditures into such ventures may be substantially different from what we plan or anticipate and may have a material adverse impact on our overall businesses, results of operations, financial conditions and cash flows.

An increase in electricity generated by and/or sourced from independent power producers may erode our market position and hurt our business, growth prospects, revenues and profitability.

As of December 31, 2023, we and our generation subsidiaries owned approximately 57.6% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use). New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial condition and results of operations.

In particular, we compete with independent power producers with respect to electricity generation. The independent power producers accounted for 33.4% of total power generation in 2023 and 42.4% of total generation capacity as of December 31, 2023. As of December 31, 2023, there were 35 independent power producers in Korean electricity market, excluding 6,184 renewable energy producers. Since 2013, private enterprises are permitted to own and operate coal-fired power plants in Korea as the Ministry of Trade, Industry and Energy approved plans for independent power producers to construct coal-fired power plants under the Sixth Basic Plan announced in February 2013. Under the Tenth Basic Plan announced in January 2023, three coal-fired power plants are planned to be constructed by independent power producers by 2024. One of the three coal-fired power plants planned for construction was completed in 2023, and two are expected to be completed in 2024. While it remains to be seen whether construction of these generation units will be completed as scheduled, if these units were to be completed as scheduled and/or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease, which may have a material adverse effect on our results of operations and financial condition.

In addition, under the Community Energy System adopted by the Government in 2004, a minimal amount of electricity is supplied directly to consumers on a localized basis by independent power producers outside the cost-based pool system. Such system is used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. The purpose of this system is to geographically decentralize electricity supply and thereby reduce transmission losses and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of March 31, 2024, the aggregate generation capacity of suppliers participating in the Community Energy System amounted to less than 2% of that of our generation subsidiaries in the aggregate. We currently do not expect the Community Energy System to be widely adopted, especially in light of the significant level of capital expenditure required for such direct supply. However, if the Community Energy System is widely adopted, it may erode our currently dominant market position in the generation and distribution of electricity in Korea and may have a material adverse effect on our business, results of operations and financial condition.

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

We and each of our generation subsidiaries have separate labor unions. As of December 31, 2023, approximately 74.1% of our and our generation subsidiaries’ employees in the aggregate were members of these labor unions. Since a six-week labor strike in 2002 by union members of our generation subsidiaries in response to a proposed privatization of one of our generation subsidiaries, there has been no material labor dispute. However, we cannot assure you that there will not be a major labor strike or other material disruptions of operations by the labor unions of us and our generation subsidiaries if the Government resumes privatization or other restructuring initiatives or for other reasons, which may adversely affect our business and results of operations.

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

Additionally, domestic and international policy changes may affect our relationship with our employees, such as the Government’s ratification of nine of the ten essential conventions of International Labor Organization and potential reformation of the public employee wage structure. We cannot assure you that such policy changes will not negatively affect our relationship with our employees, which may in turn adversely affect our business and results of operations.

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

Operation of nuclear power plants is subject to certain hazards, including environmental hazards such as leaks, ruptures and discharge of toxic and radioactive substances and materials. These hazards can cause personal injuries or loss of life, severe damage to or destruction of property and natural resources, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. Nuclear power has a stable and relatively inexpensive cost structure (which is least costly among the fuel types used by our generation subsidiaries) and is the second largest source of Korea’s electricity supply, accounting for 30.7% of electricity generated in Korea in 2023. Due to significantly lower unit fuel costs compared to those for thermal power plants, our nuclear power plants are generally operated at full capacity with only routine shutdowns for fuel replacement and maintenance, with limited exceptions.

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

In order to prevent damages to the nuclear facilities such as a result of the tsunami and earthquake in March 2011 in Japan, KHNP prepared a comprehensive safety improvement plan including, but are not limited to, installing additional automatic shut-down systems for earthquakes, extending coastal barriers for seismic waves, procuring mobile power generators and storage batteries, installing passive hydrogen removers at nuclear facilities and improving the radiology emergency medical system. All follow-up measures are expected to be finalized by December 2024. KHNP also developed 10 additional supplementary safety measures by analysis of overseas plants and its current operations and implemented all such measures in 2023. However, there is no assurance that the adoption and implementation of additional safety measures will not be required, the adoption and/or implementation of which may be costly and have a material adverse impact on our financial condition and results of operations.

In January 2023, the Government announced the Tenth Basic Plan which focuses on, among other things, optimizing nuclear power sources while minimizing coal-fired power sources and developing eco-friendly power sources. Accordingly, construction of nuclear generation units in a planning stage (Shin-Hanul #3 and 4) would resume and operation of ten other nuclear generation units including Kori #2 may continue beyond their original retirement dates in or before 2030 subject to KHNP’s intention and only upon the NSSC’s approval following a satisfactory safety evaluation. As for new nuclear plants under construction, the construction of Shin-Hanul #2 will be completed in April 2024 following Shin-Hanul #1 which commenced its commercial operation in December 2022, while construction of Saeul #3 and #4 (formerly named as Shin-Kori #5 and #6) is expected to be completed in 2024 and 2025 respectively. We cannot assure you that there will not be new challenges by civic groups or changes in the Government’s policies that may interfere with the construction of these new nuclear units in the future. We may experience a loss of revenues and an increase in fuel costs (as nuclear fuel is the cheapest compared to coal, LNG or oil) as a result of such challenges, which could adversely affect our results of operation and financial condition. For example, in September 2023, a group of 40 Korean nationals brought a lawsuit against the Ministry of Trade, Industry and Energy to rescind the approval for the Shin-Hanul #3 and 4. In November 2023, we applied to participate in the lawsuit as a stakeholder, and the first trial is currently in progress at the Seoul Administrative Court.

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

In addition, the current scheme for the construction and operation of nuclear generation units may be altered in the future and we cannot assure you that the current or future policies will not have an adverse impact on our or our generation subsidiaries’ financial condition and results of operations. In the past, in keeping with previous Eighth and Ninth Basic Plans to decrease the reliance on nuclear power sources, on June 15, 2018, the board of directors of KHNP decided to (i) retire Wolsong #1 unit earlier than planned due to comprehensive evaluation of the economic viability and regional sentiment of its continuing operation and (ii) discontinue the construction of Chunji #1 and #2 as well as Daejin #1 and #2 units. On December 24, 2019, the NSSC approved the permanent shutdown of Wolsong #1 unit. From the beginning of 2018 to the end of 2019, impairment loss in connection with the property, plant and equipment of Wolsong #1 unit accrued to Won 572,216 million and reversal of impairment loss was Won 16,693 million. From the beginning of 2018 to the end of 2019, impairment loss in connection with the property, plant and equipment of Chunji #1 and #2 as well as Daejin #1 and #2 units amounted to Won 38,886 million. From the beginning of 2018 to the end of 2019, impairment loss in connection with the property, plant and equipment of Shin-Hanul #3 and #4 units accrued to Won 134,736 million. However, as the Tenth Basic Plan announced in January 2023 aims to restart the construction of Shin-Hanul #3 and #4, we recognized the reversal of all the accrued impairment losses related to the Shin-Hanul #3 and #4. The Government revised the Enforcement Decree of the Electricity Business Act in June 2021 and enacted a notice that will allow KHNP to be compensated for reasonable costs incurred in relation to the phase-out of nuclear power plants in accordance with the Government’s energy transition policy. KHNP applied for such compensation related to Wolsong #1 in June 2022. However, even if KHNP may apply for such compensation, there is no guarantee that it will cover the entire cost as the scope of such compensation has not been specifically determined yet. If KHNP cannot recoup its total cost, it may have an adverse impact on our financial condition.

The construction and operation of our generation, transmission and distribution facilities involve difficulties, such as opposition from civic groups and uncertainties in maintaining permits and licenses, which may have an adverse effect on us.

From time to time, we encounter social and political opposition against construction and operation of our generation facilities (particularly nuclear units) and, to a lesser extent, our transmission and distribution facilities. For example, we recently experienced intense opposition from local residents and civic groups to the construction of transmission lines in the Milyang area, which we resolved through various compensatory and other support programs. Such opposition delayed the completion of the project. Although we and the Government have undertaken various community programs to address concerns of residents in areas near our facilities, civic and community opposition could result in delayed construction or relocation of our planned facilities. In addition, our generation, transmission and distribution facilities generally require permits and licenses from the Government before we can operate them. For example, our nuclear power plants are operated under licenses for a fixed duration of time and such licenses can only be extended upon an approval by the NSSC following a satisfactory safety evaluation. Even in the case of a satisfactory safety evaluation and following approval, a civic or other group may file a lawsuit to challenge such evaluation and approval and apply for an injunction to prevent us from operating our facilities. Such civic and community opposition and the uncertainties in maintaining permits and licenses for our facilities could give rise to a material adverse impact on our business and results of operations.

Our risk management policies and procedures may not be fully effective at all times.

In the course of our operations, we must manage a number of risks, such as regulatory risks, market risks and operational risks. Although we devote significant resources to developing and improving our risk management policies and procedures and expect to continue to do so in the future, our risk management practices may not be fully effective at all times in eliminating or mitigating risk exposures in all market environments or against all types of risk, including risks that are unidentified or unanticipated, such as natural disasters or employee misconduct. For example, on May 18, 2021, the Gwangju District Prosecutor’s Office indicted KHNP and one of its employees for falsely reporting the results of the investigation on welding defects in the reactor head penetration pipe to the Nuclear Safety Committee. On December 15, 2022, the Gwangju District Court acquitted KHNP and its employee. The prosecutor appealed the case and it is currently being adjudicated at the Gwangju District Court. To prevent similar incidents from occurring again, KHNP is working to improve its risk monitoring and management system. For additional information, see Item 4.B. “Business Overview— Nuclear Safety.”

In April 2019, a forest fire broke out in Goseong in Gangwon Province, about 210 kilometers from Seoul, causing damages to nearby towns, covering approximately 1,260 hectares. The National Forensic Service has investigated the cause of the fire and has determined that the fire seems to have been started by an electrical arc from our utility pole’s wire, which broke as a result of a strong wind. Based on this finding, the Police Department of Goseong conducted follow-up investigations and issued a recommendation to prosecute seven employees of KEPCO in connection with the fire. In January 2023, the Seoul High Court acquitted the employees. The prosecutors have appealed to the Supreme Court and the case is underway, the results of which may have a material adverse effect on us, our reputation and our operating results. In the meantime, we have settled the civil case with fire victims with the payment of Won 81.6 billion. In addition, we are compensating the victims by providing a number of services, such as free supply of electricity. We are also implementing measures to prevent future fires that may result from an electrical arc, including a special maintenance program to be enforced during a dry season between March and May. Also, we implemented operational measures such as tailored operation of protective devices and suspension of operation during periods of low loads and plan to change power facility designs to reflect regional and seasonal characteristics, all of which are intended to help prevent similar incidents from happening in the future. Despite our efforts, however, such incidents may occur again, and we cannot assure you that they will not have any material adverse effect on us, our reputation and our operating results

Furthermore, our operational activities like the generation of electricity involve inherent operating risks that may result in accidents involving serious injury or loss of life, environmental damage or property damage. Even though we plan to prioritize on-site safety management by engaging in communications with different stakeholders and investing more in safe environment, there is no guarantee that there will not be future accidents due to our inherent operating risks.

The Serious Accident Punishment Act (the “SAPA”) was enacted on January 26, 2021 and took effect on January 27, 2022. The SAPA imposes criminal liability on individuals and entities responsible for “serious accidents”. Under SAPA, the term “serious accident” encompasses not only accidents at industrial sites (e.g., at factories or construction sites), but also “public” disasters caused by defects in the design, manufacture, installation and management of products, product ingredients or public facilities/transportation. The SAPA imposes criminal liability against (i) business owners or executives (as defined by the law) who fail to ensure the safety of their business operations and (ii) businesses or institutions who fail their supervisory duties. In case of willful misconduct or gross negligence, the SAPA also imposes punitive damages of up to five times the actual damages. The SAPA also impacts the impending class action and punitive damages legislation, since a serious accident could very well trigger liability under all three laws. For instance, if a serious accident leads to injury or death, and involves 50 or more claimants with a common question of law or fact, this would trigger a potential class action, punitive damages and criminal penalties under the SAPA. As such, the risks faced by companies and senior management under SAPA are amplified by the new class action/punitive damages system, and vice versa. Although we have analyzed the potential impacts on us of the SAPA and aligned our policies, internal regulations and manuals in preparation for the implement of the SAPA prior to the enactment of the SAPA, there is no guarantee that the SAPA would not adversely affect our business, financial condition and result of operations given that the SAPA is not yet tested by way of final rulings of the court.

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

We manage interest rate exposure for our debt instruments by limiting our variable rate debt exposure as a percentage of our total debt and closely monitoring the movements in market interest rates. We also actively manage currency exchange rate exposure for our foreign currency-denominated liabilities by measuring the potential loss using risk analysis software and entering into currency swap contracts to hedge such exposure when the possible loss reaches a certain risk limit, as well as holding periodic foreign exchange risk management committee meetings. To the extent we have unhedged positions or our hedging and other risk management procedures do not work as planned as a result of changes in global macroeconomic environment and/or other factors, our results of operations and financial condition may be adversely affected.

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

Under applicable laws, the Government is required to directly or indirectly own at least 51% of our issued capital stock. As of December 31, 2023, the Government, directly and through Korea Development Bank (a statutory banking institution wholly owned by the Government), owned 51.1% of our issued capital stock. Accordingly, without changes in the existing Korean law, it may be difficult or impossible for us to undertake, without the participation of the Government, any equity financing in the future.

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

As a result of such ruling by the Supreme Court of Korea, we and our subsidiaries became subject to a number of lawsuits filed by various industry-wide and company-specific labor unions based on claims that ordinary wage had been paid without including certain items that should have been included as ordinary wage. In July 2016, the court ruled against us, and in accordance with the court’s ruling, in August 2016 we paid Won 55.1 billion to the employees for three years of back pay plus interest. As of December 31, 2023, our subsidiaries set aside an aggregate amount of Won 39.2 billion to cover any potential future payments of additional ordinary wage in relation to the related lawsuits. We cannot presently assure you that the court will not rule against our subsidiaries in these lawsuits, or that the foregoing reserve amount will be sufficient to cover the amounts payable under the court rulings.

Furthermore, the issue of determining which labor costs should be additionally included as part of ordinary wages has not been fully resolved by the courts reviewing the lawsuits to which our subsidiaries are a party and other ordinary wage lawsuits filed against other companies. For instance, there are several cases pending review of the Supreme Court of Korea on whether the bonuses conditional to employee’s current employment status should be included as part of ordinary wages. The Supreme Court, in 2013, had ruled that such conditional bonuses are not a part of ordinary wages, yet there were several lower court cases challenging the Court’s interpretation. Although there was a case of the Supreme Court on November 2022 where it ceased the trial and dismissed the appeal against the lower court case challenging the Court’s interpretation, it is not clear from the above case whether the Supreme Court changed its previous interpretation, and there has been no Supreme Court case to clarify the Court’s interpretation since then. If the Supreme Court changes its previous interpretation in its review of the currently pending cases, it is expected to be followed by a series of lawsuits asking for additional payments of the ordinary wages. Due to such uncertainty, we cannot presently assure you that there will not be additional lawsuits in relation to ordinary wages and that we or our subsidiaries may not become liable for greater amount of damages as a result of these lawsuits. Furthermore, court decisions or labor legislations expanding the definition of ordinary wages may prospectively increase the labor costs of us and our subsidiaries. As a result, there can be no assurance that the above-described lawsuits and circumstances will not have a material adverse effect on our results of operations. See Item 8.A. “Consolidated Statements and Other Financial Information – Legal Proceedings.”

We are subject to physical security and cybersecurity risks.

Risks from cybersecurity and physical threats to energy infrastructures are increasing. Threat actors, including sophisticated nation-state actors, continue to seek to exploit potential vulnerabilities in the electric and natural gas utility industry, grid infrastructure, and other energy infrastructures, and attacks and disruptions, both physical, cyber, and hybrid targeting physical and cyber assets, are becoming increasingly sophisticated and dynamic. Several Governmental agencies have warned of increased risks related to physical attacks, ransomware attacks and cybersecurity threats related to the energy sector and its supply chains, and that the risks may escalate during periods of heightened geopolitical tensions. Continued implementation of advanced digital technologies increases the potential magnitude of impact such attacks may have. In addition, the rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks.

A security breach of our physical assets or information systems or those of our competitors, vendors, business partners and interconnected entities could materially impact us by, among other things, impairing the availability of electricity produced and distributed by us and/or the reliability of transmission and distribution systems, damaging grid infrastructure, interrupting critical business functions, impairing the availability of vendor services and materials that we rely on to maintain our operations, or by leading to the theft or inappropriate release of certain types of information, including critical infrastructure information, system data and architecture, sensitive customer, vendor, or employee data, or other confidential data. Our reliance on vendors to provide services and equipment increases the risk to assets, systems, and data.

In December 2014, KHNP became subject to a cybersecurity attack. Hackers hacked into the computer network of former KHNP employees and threatened to shut down some of KHNP’s nuclear plants. Even though this incident ended without jeopardizing our nuclear operation in any material respect and none of the stolen information was material to our nuclear operation or the national nuclear policy, as such attacks continue to increase in sophistication and frequency, we may be subject to a material breach or material disruption in the future.

If a significant physical or cybersecurity breach or disruption were to occur, our reputation could be negatively affected, customer confidence in us could be diminished and we could be subject to legal claims, regulatory exposure, loss of revenues, increased costs including for infrastructure repairs, or operations shutdown, all of which could materially affect our financial condition and materially damage its business reputation. Moreover, the amount and scope of insurance maintained against losses resulting from any such security breaches or disruptions may not be sufficient to cover losses or otherwise adequately compensate for any disruptions to business that could result from such breaches or disruptions. The continued increase in Governmental requirements related to cybersecurity and evolving threat actor-capabilities could require changes to current measures taken by us or to our business operations and could adversely affect our consolidated financial statements.

For our cybersecurity management policies, see Item 4.B. “Business Overview—Cybersecurity” and Item 16.K. “Cybersecurity.”

We engage in Russia-related dealings, including purchasing fuel supply, goods and services from Russia and Russian companies, and we may be adversely impacted in a material manner by sanctions concerning Russia imposed by the United States and other jurisdictions.

In 2023, we met 21.3% of our bituminous coal requirements from coals that originated from Russia. Additionally, we also purchased uranium and conversion and enrichment services of uranium concentrates from Russian suppliers and also purchase Russian origin LNG. In 2023, the total value of all goods and services originated or purchased from Russia was approximately US$2.1 billion.

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

While we do not believe that our dealings related to Russia violate applicable economic sanctions, our ongoing dealings related to Russia expose us to risk. Imposition of sanctions on parties we are dealing with or planning to deal with (directly or indirectly), including suppliers of fuel sources, may require us to terminate our relationships with them and substitute them with alternative parties in order to comply with applicable sanctions. There is no guarantee that we will be able to procure contractual terms with the alternative parties that are better or at least similar to our current terms. In addition, the current and future sanctions against Russia-related business dealings may cause the global prices of fuels including coal, uranium, and LNG to rise as the overall fuel supply will be curbed. Also, we may not be able to pursue other business with Russian counterparties. Our failure to comply with applicable economic sanctions or export or import controls affecting Russia or Russian companies may result in administrative, civil, or criminal penalties. Such events may have a material adverse effect on our reputation, business, results of operations, financial condition and cash flows.

Risks Relating to Korea and the Global Economy

Unfavorable financial and economic conditions in Korea and globally may have a material adverse impact on us.

We are incorporated in Korea, where most of our assets are located and most of our income is generated. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our business, results of operations and financial condition are substantially dependent on the Korean consumers’ demand for electricity, which are largely dependent on developments relating to the Korean economy. As the Korean economy is, in turn, highly dependent on the health and direction of the global economy, the prices of our securities may be adversely affected by investors’ reactions to developments in other countries. In addition, due to the ongoing volatility in the global financial markets, the value of the Won relative to the U.S. dollar has also fluctuated significantly in recent years, which also may adversely affect our financial condition and results of operations.

Factors that determine economic and business cycles in the Korean or global economy are for the most part beyond our control and inherently uncertain. In light of the high level of dependence on the global economy, any of the foregoing developments could have a material adverse effect on the Korean economy and financial markets and on our business and profitability.

More specifically, factors that could have an adverse impact on Korea’s economy include, among others:

•

ongoing inflation brought on by expansionary monetary policies during COVID-19 pandemic and global supply chain disruptions as affected by geopolitical conflicts in Russia, Ukraine, Israel and other Middle Eastern states;

•

increase in base rates by central banks around the world to mitigate inflation and ensuing volatility in foreign currency reserve levels, commodity prices (including oil, LNG and other fuel prices), exchange rates (particularly against the U.S. dollar), interest rates, stock market prices and inflows and outflows of foreign capital, either directly, into the stock markets, through derivatives or otherwise;

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

•	increases in social expenditures to support the aging population in Korea or decreases in economic productivity due to declining population size in Korea;

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

There continues to be heightened security tension in the region stemming from North Korea’s hostile military and diplomatic actions, including in respect of its nuclear weapons and long-range missile programs. Recently, North Korea fired artillery shells in maritime buffer zones in November 2019 as well as from October 2022 to December 2022 and shots on a guard post of Korea in May 2020 In September 2022, North Korea legislated five conditions under which it would launch a preemptive nuclear strike. In December 2022, five North Korean drones violated Korean airspace, one of which returned to the North but the rest disappeared. In November 2022 and from February 2023 to April 2023, North Korea conducted test launches of intercontinental ballistic missiles to East Sea. In September 2023, North Korea amended constitution declaring itself to be a nuclear weapons state.

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

The ceiling on aggregate investment by foreign investors applicable to us may be exceeded in certain limited circumstances, including as a result of acquisition of:

•	shares by a capitalization or stock dividends of reserves;

•	shares from paid-in capital increases created by the exercise of shareholders’ rights; or

•	shares by merger, inheritance or bequest.

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

The Korean electric utility industry traces its origin to the establishment of the first electric utility company in Korea in 1898. On July 1, 1961, the industry was reorganized by the merger of Korea Electric Power Company, Seoul Electric Company and South Korea Electric Company, which resulted in the formation of Korea Electric Company. From 1976 to 1981, the Government acquired the private minority shareholdings in Korea Electric Company. After the Government acquired all the remaining shares of Korea Electric Company, Korea Electric Company was dissolved, and we were incorporated in 1981 and assumed the assets and liabilities of Korea Electric Company. We ceased to be wholly owned by the Government in 1989 when the Government sold 21% of our common stock. As of December 31, 2023, the Government maintained 51.1% ownership in aggregate of our common shares by direct holdings and indirect holdings through Korea Development Bank, a statutory banking institution wholly owned by the Government.

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

We operate under the general supervision of the Ministry of Trade, Industry and Energy. The Ministry of Trade, Industry and Energy, in consultation with the Ministry of Economy and Finance, is responsible for approving, subject to review by the Korea Electricity Commission, the electricity rates we charge our customers. See Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.” We furnish reports to officials of the Ministry of Trade, Industry and Energy, the Ministry of Economy and Finance and other Government agencies and regularly consult with such officials on matters relating to our business and affairs. See Item 4.B. “Business Overview—Regulation.” Our non-standing directors, who comprise a majority of our board of directors, must be appointed by the Ministry of Economy and Finance following the review and resolution of the Committee for Management of Public Institutions (which is established by law and chaired by the Minister of the Ministry of Economy and Finance and whose members consist of Government officials and others appointed by the President of Korea based on recommendation by the Minister of the Ministry of Economy and Finance) from a pool of candidates recommended by the director nomination committee. Our president and standing directors who concurrently serve as members of our audit committee must be appointed by the President of Korea upon the motion of the Minister of the Ministry of Trade, Industry and Energy (in the case of our president) and the Minister of the Ministry of Economy and Finance (in the case of our standing director who concurrently serves as a member of the audit committee) and following the nomination by our director nomination committee, the review and resolution of the Committee for Management of Public Institutions and an approval at the general meeting of shareholders. See Item 6.A. “Directors and Senior Management—Board of Directors” and Item 16.G. “Corporate Governance—The Act on the Management of Public Institutions.”

Item 4.B.	Business Overview

Introduction

We are an integrated electric utility company engaged in the transmission and distribution of substantially all of the electricity in Korea. Through our six wholly-owned generation subsidiaries, we also generate the substantial majority of electricity produced in Korea. As of December 31, 2023, we and our generation subsidiaries owned approximately 57.6% of the total electricity generation capacity in Korea (excluding plants generating electricity primarily for private or emergency use). In 2023, we sold to our customers 545,966 gigawatt-hours of electricity. We purchase electricity principally from our generation subsidiaries and, to a lesser extent, from independent power producers. Of the 543,973 gigawatt-hours of electricity we purchased in 2023, 32.5% was generated by KHNP, our wholly-owned nuclear and hydroelectric power generation subsidiary, 35.9% was generated by our wholly-owned five non-nuclear generation subsidiaries and 31.7% was generated by independent power producers that trade electricity to us through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us). Our five non-nuclear generation subsidiaries are KOSEP, KOMIPO, KOWEPO, KOSPO and EWP, each of which is wholly owned by us and is incorporated in Korea. We derive substantially all of our revenues and profit from Korea, and substantially all of our assets are located in Korea.

In 2023, we had sales of Won 87,476 billion and net loss of Won 4,716 billion, compared to sales of Won 70,546 billion and net loss of Won 24,429 billion in 2022.

Our revenues are closely tied to demand for electricity in Korea. Demand for electricity in Korea increased at a compounded average growth rate of 1.2% per annum from 2019 to 2023, compared to the real gross domestic product, or GDP, which increased at a compounded average growth rate of 1.8% during the same period, according to the Bank of Korea. In 2023, the GDP increased by 1.4%, while the demand for electricity in Korea decreased by 0.4% compared to 2022.

Strategy

We established our 2035 medium to long-term strategy to leap forward as a global integrated energy platform company that leads changes in the industrial ecosystem. We plan to achieve it by pursuing the following eight strategic initiatives. Through this, we aim to provide better value to various stakeholders including but not limited to our country, customers and society. More specifically, our goal for the country is to contribute to the achievement of national policy goals for energy transition such as establishing the foundation for carbon neutrality. Our goal for the customers is to expand clean energy supply by enhancing digital-based customer interaction and renewable energy transactions. Our goal for the society is to create a future-oriented energy market by developing and commercializing carbon-neutral technology through collaboration with major stakeholders. Our eight strategic initiatives to achieve such goals are:

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

Furthermore, in January 2011 the six generation subsidiaries were officially designated as “market-oriented public enterprises,” whereupon the President of Korea appoints the president and the statutory auditor of each such subsidiary; the selection of non-standing directors of each such subsidiary is subject to approval by the Minister of the Ministry of Economy and Finance; the president of each such subsidiary is required to enter into a management contract directly with the Minister of the Ministry of Trade, Industry and Energy; and the Public Enterprise Management Evaluation Team which is established by the Committee for Management of Public Institutions conducts performance evaluation of such subsidiaries. Previously, our president appointed the president and the statutory auditor of each such subsidiary; the selection of non-standing directors of each such subsidiary was subject to approval by our president; the president of each such subsidiary entered into a management contract with our president; and our evaluation committee conducted performance evaluation of such subsidiaries. For further details of the impact of the designation of our generation subsidiaries as “market-oriented public enterprises,” see Item 16.G. “Corporate Governance – The Act on the Management of Public Institutions.”

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

Proposed Amendment for Direct Participation in Renewable Energy

An amendment to the Electric Utility Act is underway that will enable us to directly participate in the development of renewable power generation. Under the current Electric Utility Act, a single business entity cannot participate in two or more types of electric businesses. Notwithstanding the foregoing, our power generation subsidiaries are allowed to directly participate in the development of renewable power generation and we may also do so by forming new entities to participate in such development. The proposed amendment allows a market-type public institution like ourselves to directly participate in renewable power generation business to a limited degree. The amendment bill proposed in July 2020 is currently pending deliberation by the Korean National Assembly, but its future remains unclear. If the bill passes, we intend to pursue renewable power generation projects such as large-scale offshore wind power.

Purchase of Electricity

Cost-based Pool System

Since April 2001, the purchase and sale of electricity in Korea is required to be made through the Korea Power Exchange, which is a statutory not-for-profit organization established under the Electric Utility Act with responsibilities for setting the price of electricity, handling the trading and collecting relevant data for the electricity market in Korea. The suppliers of electricity in Korean electricity market consist of our six generation subsidiaries, which were split-off from us in April 2001, and independent power producers, which numbered 35 (excluding 6,184 renewable energy producers) as of December 31, 2023. We distribute electricity purchased through the Korea Power Exchange to end users.

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

The reference capacity price refers to the Won amount per kilowatt-hour payable annually for annualized available capacity indicated in the bids submitted the day before trading (provided that such capacity is actually available on the relevant day of trading), and is determined based on the construction costs and maintenance costs of a standard generation unit and related transmission access facilities, and a base rate for loading electricity. Prior to October 2016, the same reference capacity price applied uniformly to all generation units. Since October 2016, the reference capacity price applies differentially to each generation unit depending on the start year of its commercial operation. Also, since December 2022, we have reduced margins from the reference capacity price applied to all generation units reflecting the reserve capacity. Accordingly, the reference capacity price currently ranges from Won 10.65 to 13.59 per kilowatt-hour.

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

In the Ninth Basic Plan, the government announced its plans to introduce real-time electricity trading market and supplementary service market, which have been upgraded to ensure appropriate valuation and compensation for supplementary energy sources and responses to volatility of renewable energy. Supplementary energy sources refer to power generators independent of us. The reorganization of the market system has been gradually implemented, starting with the implementation of a trading system reflecting constraints and reserves of electricity system in September 2022. In August 2023, we presented the design of the trading system, which would introduce real-time electricity trading market through which supplementary services can be traded. The new trading system is expected to be tested in Jeju Province in June 2024. Upon implementation of the new trading system, renewable energy generators exceeding one megawatt (mandatory for three megawatts) would be able to participate in market bidding.

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

In order to minimize undue shock to the electricity trading market in Korea, the vesting contract system was to be implemented in phases starting with by-product gas-based electricity in 2015, which accounted for 0.2% of electricity purchased by us in 2023. The vesting contract system for other base load fuels ended in 2020 and there are no active contracts remaining for such fuels as of the end of 2023. However, in light of the current state of electricity supply, including an increase in generation capacity relative to peak usage, reduced fuel costs following a decline in oil prices and greater environmental concerns related to coal-fired electricity generation, we are currently in discussion with the Government to potentially extend the vesting contract system to nuclear-based electricity.

Power Trading Results

The results of power trading, as effected through the Korea Power Exchange, for us and our generation subsidiaries and independent power producers in 2023 are as follows:

	Items	Volume (Gigawatt hours)	Percentage of Total Volume (%)	Sales to KEPCO(2) (in billions of Won)	Percentage of Total Sales (%)	Unit Price (Won/kWh)
Generation Companies	KHNP	176,568	32.5	10,578	14.1	59.91
	KOSEP	38,422	7.1	5,698	7.6	148.3
	KOMIPO	45,099	8.3	7,468	9.9	165.6
	KOWEPO	39,514	7.3	6,701	8.9	169.58
	KOSPO	38,081	7	7,250	9.7	190.38
	EWP	34,047	6.3	5,440	7.2	159.78
	Others (1)	172,242	31.7	31,978	42.6	185.66

	Total	543,973	100.0	75,113	100.0	138.08

Energy Sources	Nuclear	171,461	31.5	9,447	12.6	55.1
	Bituminous coal	177,021	32.5	25,002	33.3	141.24
	Anthracite coal	1,679	0.3	282	0.4	168.19
	Oil	643	0.1	236	0.3	367.41
	LNG/Combined-cycle	153,326	28.2	33,004	43.9	215.25
	Renewables	30,645	5.6	5,339	7.1	174.23
	Hydro	2,982	0.5	502	0.7	168.51
	Pumped storage	3,773	0.7	910	1.2	241.15
	Others	2,443	0.4	391	0.5	160.05

	Total	543,973	100.0	75,113	100.0	138.08

Load	Base load	350,161	64.4	34,731	46.2	99.19
	Non-base load	193,812	35.6	40,382	53.8	208.36

	Total	543,973	100.0	75,113	100.0	138.08

Notes:

(1)

Others represent independent power producers that trade electricity through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us).

(2)	Based on the payment made by us through Korea Power Exchange.

Power Purchased from Independent Power Producers under Power Purchase Agreements

In 2023, we purchased an aggregate of 21,932 gigawatt hours of electricity generated by independent power producers under existing power purchase agreements. These independent power producers had an aggregate generation capacity of 16,699 megawatts as of December 31, 2023.

Power Generation

As of December 31, 2023, we and our generation subsidiaries had a total of 794 generation units, including nuclear, thermal, hydroelectric and internal combustion units, representing total installed generation capacity of 83,235 megawatts. Our thermal units produce electricity using steam turbine generators fired by coal, oil and LNG. Our internal combustion units use oil or diesel-fired gas turbines and our combined-cycle units are primarily LNG-fired. We also purchase power from several generation plants not owned by our generation subsidiaries.

The table below sets forth as of and for the year ended December 31, 2023 the number of units, installed capacity and the average capacity factor for each type of generating facilities owned by us and our generation subsidiaries.

	Number of Units	Installed Capacity (1)	Average Capacity Factor (2)
		(Megawatts)	(%)
Nuclear	25	24,650	81.8
Thermal:
Coal	53	32,559	52.9
LNG	4	1,400	7.2
Total thermal	57	33,959	51.0

Internal combustion	210	136	32.7
Combined-cycle(3)	119	17,002	30.9
Integrated gasification combined cycle(4)	2	346	32.9
Hydroelectric(5)	59	5,350	10.9
Wind	17	189	11.5
Solar	260	365	11.7
Fuel cell	36	483	69.3
Bio	8	745	51.5
Others(6)	1	10	72.8

Total	794	83,235	53.7

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
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

Since the oil shock in 1974, however, Korea’s power development plans have emphasized the construction of nuclear generation units. While nuclear units are more expensive to construct than thermal generation units of comparable capacity, nuclear fuel is less expensive than fossil fuels in terms of electricity output per unit cost. However, efficient operation of nuclear units requires that such plants be run continuously at relatively constant energy output levels. As it is impractical to store large quantities of electrical energy, we seek to maintain nuclear power production capacity at approximately the level at which demand for electricity is continuously stable. During those times when actual demand exceeds the usual level of electricity supply from nuclear power, we rely on units fired by fossil fuels and hydroelectric units, which can be started and shut down more quickly and efficiently than nuclear units, to meet the excess demand. Bituminous coal has been the least expensive thermal fuel per kilowatt-hour of electricity produced, and therefore our use of bituminous coal for generation takes the largest portion in excess of the stable demand level, except for meeting short-term surges in demand which require rapid start-up and shutdown. Thermal units fired by LNG, hydroelectric units and internal combustion units are the most efficient types of units for rapid start-ups and shutdowns, and therefore we use such units principally to meet short-term surges in demand. Anthracite coal is a less efficient fuel source than bituminous coal in terms of electricity output per unit cost.

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

	2019	2020	2021	2022	2023	% of 2023 Gross Generation (1)
	(in gigawatt hours, except percentages)
Electricity generated by us and our generation subsidiaries:
Nuclear	145,910	160,184	158,015	176,054	180,494	30.7
Coal	211,785	178,808	172,419	164,271	150,855	25.7
Oil	1,842	1,504	1,494	352	—	0.0
LNG	—	587	1,177	1,377	878	0.1
Internal combustion	579	405	491	570	390	0.1
Combined-cycle	39,049	41,446	53,609	52,243	45,949	7.8
Hydro	4,477	4,501	4,762	5,043	5,089	0.9
Wind	192	202	195	219	190	0.0
Solar	209	236	493	354	373	0.1
Fuel cells	1,036	1,528	1,993	2,470	2,932	0.5
Others	3,991	5,121	5,725	5,488	4,420	0.8

Total generation by us and our generation subsidiaries	409,070	394,522	400,373	408,441	391,570	66.6

Electricity generated by IPPs:
Thermal	124,128	123,856	140,983	142,992	149,092	25.4
Hydro, other renewable and others	29,842	33,784	35,453	42,967	47,384	8.0

Total generation by IPPs	153,970	157,640	176,436	185,959	196,476	33.4

Gross generation	563,040	552,162	576,809	594,400	588,046	100.0
Auxiliary use(2)	21,573	21,135	21,254	22,081	20,976	3.6
Pumped-storage(3)	4,588	4,352	4,856	4,912	4,924	0.8

Total net generation(4)	536,879	526,675	550,699	567,407	562,146	95.6

Transmission and distribution losses(5)	19,000	18,610	19,424	20,020	19,813	3.5

IPPs = Independent power producers

Notes:

(1)	Unless otherwise indicated, percentages are based on gross generation.
(2)	Auxiliary use represents electricity consumed by generation units in the course of generation.
(3)	Pumped storage represents electricity consumed during low demand periods in order to store water which is utilized to generate hydroelectric power during peak demand periods.

(4)	Total net generation represents gross generation minus auxiliary and pumped-storage use.
(5)	Transmission and distribution losses rate represents total transmission and distribution losses divided by total net generation.

The table below sets forth our total capacity at the time of peak usage, and peak and average loads during, the indicated periods.

	2019	2020	2021	2022	2023

	(Megawatts)
Total capacity	121,147	127,819	131,330	137,938	142,567
Peak load	90,314	89,091	91,141	94,509	93,615
Average load	64,274	62,860	65,835	67,854	67,129

Korea Hydro & Nuclear Power Co., Ltd.

We commenced nuclear power generation activities in 1978 when our first nuclear generation unit, Kori #1, began commercial operation. On April 2, 2001, all of our nuclear and hydroelectric power generation assets and liabilities were transferred to KHNP.

At KHNP’s five power plant complexes, Kori, Saeul, Wolsong, Hanbit and Hanul (each complex located in Busan, Ulsan, Gyeongju, Yonggwang and Ulchin, respectively), it operates 25 nuclear generation units, among which Kori #2 has been shut down since April 8, 2023. KHNP submitted a safety evaluation report to the NSSC in April 2022 to seek approval for an extension of the life of Kori #2. KHNP also operates 53 hydroelectric generation units including 16 pumped storage hydro generation units as well as 55 solar generation units and one wind generation unit as of December 31, 2023.

The table below sets forth the number of units and installed capacity as of December 31, 2023 and the average capacity factor by types of generation units in 2023 including Kori #2.

	Number of Units	Installed Capacity (1)	Average Capacity Factor (2)
		(Megawatts)	(%)
Nuclear	25	24,650	81.8
Hydroelectric	53	5307.5	10.8
Solar	55	77.55	14.4
Wind	1	0.75	0

Total	134	30,035.8	26.75

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)

Average capacity factor represents the total number of kilowatt-hours of electricity generated in the indicated period divided by the total number of kilowatt-hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.

KHNP commenced commercial operation of Saeul #1 (formerly named as Shin-Kori #3), with a 1,400 megawatt capacity, in December 2016, and Saeul #2 (formerly named as Shin-Kori #4) began commercial operations on August 2019. In December 2022, the commercial operation of Shin-Hanul #1 has begun. KHNP is currently building three additional nuclear generation units, two at Saeul and one at Shin-Hanul complexes, each with a 1,400 megawatts capacity. KHNP expects to complete these units between 2024 and 2025. In June 2018, the board of directors of KHNP decided to retire Wolsong #1 unit earlier than planned due to comprehensive evaluation of the unit’s economic viability and regional sentiment of its continuing operation. The initial phase of the decommissioning of Kori #1, which primarily involves safety inspections and the removal of spent nuclear fuels, has begun after its permanent shutdown in June 2017. In April 2022, KHNP submitted a safety evaluation report to the NSSC to seek approval for an extension of the life of Kori #2, which has been shut down since April 8, 2023.

Nuclear

The table below sets forth certain information with respect to the nuclear generation units of KHNP as of December 31, 2023.

Unit(4)	Reactor Type (1)	Reactor Design (2)	Turbine and Generation (3)	Commencement of Operations	Installed Capacity	Average Capacity Factor
					(Megawatts)	(%)
Kori #2	PWR	W	GEC	1983	650	99.7
Kori #3	PWR	W	GEC, Hitachi	1985	950	67.9
Kori #4	PWR	W	GEC, Hitachi	1986	950	47.0
Shin-Kori #1	PWR	D, KEPCO E&C, W	D, GE	2011	1,000	100.2
Shin-Kori #2	PWR	D, KEPCO E&C, W	D, GE	2012	1,000	100.2
Saeul #1	PWR	D, KEPCO E&C, W	D, GE	2016	1,400	73.7
Saeul #2	PWR	D, KEPCO E&C, W	D, GE	2019	1,400	99.1
Wolsong #2	PHWR	AECL, H, K	H, GE	1997	700	86.5
Wolsong #3	PHWR	AECL, H	H, GE	1998	700	87.0
Wolsong #4	PHWR	AECL, H	H, GE	1999	700	89.0
Shin-Wolsong #1	PWR	D, KEPCO E&C, W	D, GE	2012	1,000	84.9
Shin-Wolsong #2	PWR	D, KEPCO E&C, W	D, GE	2015	1,000	99.4
Hanbit #1	PWR	W	W, D	1986	950	91.6
Hanbit #2	PWR	W	W, D	1987	950	67.8
Hanbit #3	PWR	H, CE, K	H, GE	1995	1,000	100.7
Hanbit #4	PWR	H, CE, K	H, GE	1996	1,000	100.6
Hanbit #5	PWR	D, CE, W, KEPCO E&C	D, GE	2002	1,000	16.0
Hanbit #6	PWR	D, CE, W, KEPCO E&C	D, GE	2002	1,000	84.7
Hanul #1	PWR	F	A	1988	950	74.5
Hanul #2	PWR	F	A	1989	950	66.9
Hanul #3	PWR	H, CE, K	H, GE	1998	1,000	78.5
Hanul #4	PWR	H, CE, K	H, GE	1999	1,000	70.0
Hanul #5	PWR	D, KEPCO E&C, W	D, GE	2004	1,000	85.0
Hanul #6	PWR	D, KEPCO E&C, W	D, GE	2005	1,000	82.9
Shin-Hanul #1	PWR	D, KEPCO E&C, W	D, GE	2022	1,400	101.8

Total nuclear					24,650	81.8

Notes:

(1)	“PWR” means pressurized light water reactor; “PHWR” means pressurized heavy water reactor.
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

Under extended-cycle operations, nuclear units can be run continuously for periods longer than the conventional twelve-month period between scheduled shutdowns for refueling and maintenance. Since 1987, we have adopted the mode of extended-cycle operations for all of our pressurized light water reactor units and plan to use it for our newly constructed units. The duration of shutdown for fuel replacement, maintenance and the evaluation period for approval to start after maintenance was 1,530.0 days in the aggregate in 2023. In addition, KHNP’s nuclear units experienced an average of 0.04 unplanned shutdowns per unit in 2023. In the ordinary course of operations, KHNP’s nuclear units routinely experience damage and wear and tear, which are repaired during routine shutdown periods or during unplanned temporary suspensions of operations. No significant damage has occurred in any of KHNP’s nuclear reactors, and no significant nuclear exposure or release incidents have occurred at any of KHNP’s nuclear facilities since the first nuclear plant commenced operation in 1978.

Hydroelectric

The table below sets forth certain information relating to KHNP’s pumped-storage and hydroelectric business units, including the installed capacity as of December 31, 2023 and the average capacity factor in 2023.

Location of Unit	Number of Units	Classification	Year Built	Installed Capacity	Average Capacity Factor
				(Megawatts)	(%)
Hwacheon	4	Dam waterway	1944	108.0	20.3
Chuncheon	2	Dam	1965	62.28	21.5
Euiam	2	Dam	1967	48.0	31.4
Cheongpyung	4	Dam	1943	140.1	23.6
Paldang	4	Dam	1973	120.0	36.1
Chilbo (Seomjingang)	3	Basin deviation	1945	35.4	24.5
Boseonggang	2	Basin deviation	1937	4.5	43.1
Kwoesan	2	Dam	1957	2.8	23.7
Anheung (GangLim)	3	Dam waterway	1978	0.5	33
Kangreung	2	Basin deviation	1991	82.0	0
Topyeong	1	Dam	2011	0.045	0
Muju	1	Dam	2003	0.4	20.8
Sancheong	2	Dam	2001	0.995	50.6
Yangyang	2	Dam	2005	1.4	35.4
Yangyang	1	Dam	2020	0.15	70.6
Yecheon	1	Dam	2011	0.9	25.1
Yecheon (Mini)	1	Dam	2018	0.025	77
Cheongpeoung	2	Pumped Storage	1980	400.0	8.2
Samrangjin	2	Pumped Storage	1985	600.0	10.6
Muju	2	Pumped Storage	1995	600.0	9.8
Sancheong	2	Pumped Storage	2001	700.0	12.5
Yangyang	4	Pumped Storage	2006	1,000.0	6.8
Cheongsong	2	Pumped Storage	2006	600.0	11.7
Yecheon	2	Pumped Storage	2011	800.0	6.4

Total	53			5,307.5	10.8

Solar/Wind

The table below sets forth certain information, including the installed capacity as of December 31, 2023 and the average capacity factor in 2023, of the solar and wind power units of KHNP.

Location of Unit	Classification	Year Built	Installed Capacity	Average Capacity Factor
			(Megawatts)	(%)
Yonggwang	Solar	2008-2021	21.56	14.3
Yecheon	Solar	2012	2.01	13.6
Kori	Wind	2008	0.75	0
Busan	Solar	2017-2022	7.69	16.3
Gapyeong	Solar	2017-2022	0.96	12.9
Chuncheon	Solar	2021	0.10	13
Cheongsong	Solar	2018-2021	4.49	16.2
Kwoesan	Solar	2018	0.25	13.7
Boseonggang	Solar	2018	1.99	12.1
Samrangjin	Solar	2019	2.77	14.7
Yeoncheon	Solar	2020	1.00	12.8
Jeju	Solar	2020-2021	14.08	13.7
Gyeongju	Solar	2020-2022	12.64	14.3
Ulsan	Solar	2023	3.99	15.8
Sancheong	Solar	2023	3.02	11.5
Asan	Solar	2023	1	15.6

Total			78.3	14.4

There has been a growing supply of renewable energy such as solar and wind power. However, as such sources of power are susceptible to weather, there has been a growing demand for more stable renewable energy such as pumped storage hydro generation, which allows for prompt on-and-off transition. Since the last construction in 2011 of Yecheon pumped storage unit, KHNP is currently in the process of building five new pumped storage units which are expected to have an aggregate generation capacity of 3.7 gigawatts. KHNP is expecting to complete construction of the new pumped storage units before 2036.

Korea South-East Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2023 and the average capacity factor and average fuel cost per kilowatt in 2023 based upon the net amount of electricity generated, of KOSEP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Samcheonpo #3, 4, 5, 6	28.2	2,120.0	60.73	146.04
Yeongheung #1, 2, 3, 4, 5, 6	14.7	5,080.0	49.83	131.27
Yeosu # 1, 2	9.8	668.6	54.53	170.71
Combined cycle and internal Combustion:
Bundang gas turbine #1,2,3,4,5,6,7,8; steam turbine #1, 2	30.0	922.1	28.76	324.54
Hydro, Solar and other renewable energy		573.0	50.74	299.51

Total	23.7	9,363.7	50.12	164.52

Korea Midland Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2023 and the average capacity factor and average fuel cost per kilowatt in 2023 based upon the net amount of electricity generated, of KOMIPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Boryeong #3, 4, 5, 6, 7, 8	25	3,050.0	59.9	98.57
Shin Boryeong #1, 2	6.5	2,038.0	65.6	90.71
Shin Seocheon #1	2.6	1,018.0	39.5	105.76
Combined-cycle and internal combustion:
Boryeong gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3	24.8	1,350.0	8.1	232.78
Incheon gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3	14.9	1,462.5	35.0	217.17
Seoul gas turbine #1, 2; steam turbine #1, 2	4.4	738.4	68.6	153.64
Jeju gas turbine #1, 2; steam turbine #1, 2	5.5	228.7	60.7	210.94
Sejong gas turbine #1, 2; steam turbine #1	10.2	530.4	81.2	144.36
Jeju Internal Combustion Engine #1,2	16.6	80.0	14.2	249.96
Bio Oil:
Jeju #2, 3	23.5	150.0	50.3	416.07
Wind:
Yangyang #1, 2	17.6	3.0	3.22	40.63
Sejong Maebongsan Wind	17.5	8.8	0	—
Jeju Sangmyung Wind	7.5	21.0	17.0	2.93
Combined heat and power:
Wonju #1	8.7	10.0	72.8	141.99
Hydroelectric:
Boryeong	14.9	7.5	17.4	0.73
Shin Boryeong	7.3	5.0	37.8	—
Shin Seocheon	2.6	2.6	3.89	—
Photovoltaic (“PV”) power and fuel cell generation:
Boryeong (PV) site	7.5	3.1	13.4	25.98
Shin Boryeong (PV) site	5.9	4.0	13.7	—
Seocheon (PV) site	5.9	3.9	12.6	—
Jeju (PV) site	6.8	4.3	11.8	—
Seoul (PV) site	12.4	1.3	13.9	6.61
Sejong (PV) site	6.1	0.3	13.6	—
Yeosu (PV) site	11.8	2.2	14.1	—
Incheon (PV) site	6.2	1.6	13.2	—
Shin Boryeong (fuel cell) site	6.2	7.5	81.0	—
Incheon (fuel cell) site	3.9	31.7	89.0	271.46
Seoul (fuel cell) site	3.3	6.0	80.5	178.12
Sejong (fuel cell) site	3.9	5.3	80.5	227.68

Total	15.1	10,755.1	50.2	128.99

Korea Western Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2023 and the average capacity factor and average fuel cost per kilowatt in 2023 based upon the net amount of electricity generated, of KOWEPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Taean #1, 2, 3, 4, 5, 6, 7, 8, 9, 10	20.1	6,100.0	52.7	93.6
LNG-fired:
Pyeongtaek #1, 2, 3, 4(1)	42.1	1,400.0	7.2	273.62
Combined cycle:
Pyeongtaek #2	9.2	868.5	62.4	190.86
Gunsan	13.6	718.4	15.9	227.68
West Incheon	31.1	1,800.0	22.3	224.86
Combined heat:
Gimpo	0.4	350.5	29.7	139.46
Hydroelectric:
Taean	9.5	7.2	16.4	—
Solar:
Taean	8.5	17.2	10.0	—
Pyeongtaek	6.7	3.8	12.3	—
West Incheon	6.3	1.2	12.5	—
Gunsan	9.8	1.0	15.1	—
Samryangjin	15.7	3.0	12.5	—
Sejong City	11.7	5.0	12.0	—
Gyeonggi-do	10.9	2.5	12.1	—
Yeongam	11.1	13.3	13.3	—
Goheung	4.7	1.0	12.9	—
Fuel Cell:
West Incheon 1	8.5	16.6	11.0	177.44
West Incheon 2	3.6	60.3	54.5	215.70
Cheonan Cheongsu	4.0	5.3	85.6	214.07
Hwaseong Namyang	2.6	20.2	92.2	215.58
Gyeonggi Uiwang	2.5	9.9	92.6	157.48
Daejeon Hakha	2.1	6.2	91.4	233.31
Icheon Gwango	1.2	9.6	97.0	152.07
Iksan	1.7	15.0	94.4	185.21
Gwangju Gwangsan	1.0	8.4	95.1	173.26
Hwaseong Namyang 2	0.9	19.8	91.2	202.87
Gyeonggi Gwangju	0.9	9.6	93.7	150.68
Mungyeong 1	0.1	15.0	50.3	128.48
Daegu Suseong	0.2	3.0	13.4	173.26
Wind Power:
Hwasun	8.2	16.0	16.1	—
Jangheung	2.3	18.0	11.6	—
Integrated gasification combined cycle:
Taean	7.4	346.3	32.9	88.94

Total	13.3	11,871.8	39.94	126.61

Notes:

(1)	Pyeongtaek #1, 2, 3 and 4 were converted into LNG-fired power plant in February 2020.

Korea Southern Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2023 and the average capacity factor and average fuel cost per kilowatt in 2023 based upon the net amount of electricity generated, of KOSPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Hadong #1, 2, 3, 4, 5, 6, 7, 8	22.3	4,000	48.2	102.48
Samcheok #1, 2	6.8	2,044	49.5	92.10
Combined cycle:
Shin Incheon #1, 2, 3, 4	26.5	1,800	23.0	203.53
Busan #1, 2, 3, 4	20.2	1,800	39.7	195.86
Yeongwol #1	13.2	848	6.8	202.40
Hallim	26.5	105	22.9	239.11
Andong #1	9.8	362	46.5	193.60
Nam Jeju #1	3.1	146	21.6	282.72
Bio Oil:
Nam Jeju #1, 2	17.0	200	56.6	352.07
Wind power:
Hankyung	18.0	21	15.9	2.14
Seongsan	14.0	20	21.9	1.27
Solar	6.6	38	13.2	0.65
Small Hydropower	9.7	3	36.6	0.02
Fuel Cell	3.5	109	78.1	211.64

Total	17.8	11,496	39.65	138.83

Korea East-West Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2023 and the average capacity factor and average fuel cost per kilowatt in 2023 based upon the net amount of electricity generated, of EWP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Dangjin #1, 2, 3, 4, 5, 6, 7, 8, 9, 10	16.0	6,040	51.43	95.8
Anthracite:
Donghae #1, 2	24.8	400	53.54	115.7
Combined cycle:
Ulsan gas turbine #1, 2, 3, 4, 5, 6, 7, 8; steam turbine #1, 2, 3, 4	20.0	2,072	27.06	208.5
Ilsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2	29.8	900	16.78	292.5
Mini hydro, Photovoltaic, Fuel Cell, Wind-Power, Biomass:	5.0	167	47.84	129.5

Total	18.3	9,579	42.93	120.76

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

EP (1) upgrade (#5, 2009)

EP upgrade (#6, 2010)

EP upgrade (#2, 2016)

EP upgrade (#1, 2017)

EP upgrade (#3, 4, 2018)

SCR (2) upgrade (#2, 4, 7, 2016)

SCR upgrade (#1, 8, 2017)

SCR upgrade (#3, 5, 6, 2018)

FGD (5) upgrade (#1, 2017)

FGD upgrade (#2, 3, 4, 2018)

SCR upgrade(#7, 2022)

SCR upgrade(#8, 2023)

			Anti-pollution	KOWEPO
Pyeongtaek #1- 4	1,400 MW (350 MW×4)	Steam turbine upgrade (#2, 3, 2014)	10-year performance- improvement	KOWEPO
Boryeong #3 - 6	2,050 MW (#3: 550 , #4~6: 500×3)	Retrofit (#3, 2019) Retrofit (#4, 2023) Conversion into LNG-fired plant (#5, 6, scheduled to be completed in 2026)	Lifetime extension Conversion into LNG-fired Plant	KOMIPO
Boryeong #7, 8	1,000 MW (500 MW×2)	EP upgrade (#7, 2025) EP upgrade (#8, 2026)	Performance- improvement	KOMIPO

Yeosu #1, 2	668.6MW (#1:340, #2:328.6MW)	Boiler Type Change (CFBC (3):#1:2016, #2:2011)	30 years	KOSEP
Samcheonpo #5, 6	1,000 MW (500 MW ×2)	EP upgrade (2016 ~ 2017), FGD, SCR, WESP(6) installation (2019~2021)	Anti-pollution	KOSEP
Yeongheung #1, 2	1,600 MW (800 MW ×2)	EP, FGD, SCR Upgrade (2022~2025)	Anti-pollution	KOSEP
Yeongdong #1. 2	325 MW (#1:125, #2:200 MW)	Boiler, Hybrid SCR & EP, Draft System Retrofit (Biomass (4) #1: 2017, #2: 2020)	Renewable energy	KOSEP
Dangjin #1 - 4	2,000MW (500MW×4)	FGD, EP, SCR upgrade (2022)	Performance- improvement	EWP
Dangjin #5 - 8	2,000MW (500MW×4)	FGD, EP, SCR upgrade (2024)	Performance- improvement	EWP
Dangjin #9 - 10	2,040MW (1,020MW×2)	FGD, EP, SCR upgrade (2026)	Performance- improvement	EWP
Donghae #1, 2	400 MW (200 MW×2)	FGD (2022)	Anti-pollution & modification of control systems	EWP
Hadong #1 - 8	4,000 MW (500 MW×8)	SCR Upgrade (#5. 2016) SCR Upgrade (#2,3,5. 2017) SCR Upgrade (#1,4,6,7. 2018) SCR Upgrade (#8. 2019) FGD Upgrade (#6, 2018) FGD Upgrade (#2, 3, 2019) FGD Upgrade (#4 2020) FGD Upgrade (#5 2021)	Anti-pollution	KOSPO
Samcheok #1 - 2	2,044 MW (1,022 MW×2)	SCR Upgrade (#1 2018) SCR Upgrade (#2 2023)	Anti-pollution	KOSPO

Notes:

(1)	“EP” means an electrostatic precipitation system.
(2)	“SCR” means a selective catalytic reduction system.
(3)	“CFBC” means a circulating fluidized bed combustion system.
(4)	“Biomass” means wood pallet powered plant.
(5)	“FGD” means flue-gas desulfurization designed to remove sulfur oxides.
(6)	“WESP” means wet electrostatic precipitator.

Transmission and Distribution

We currently transmit and distribute substantially all of the electricity in Korea.

As of December 31, 2023, our transmission system consisted of 35,596 circuit kilometers of lines of 765 kilovolts and others including high-voltage direct current lines, and we had 900 substations with aggregate installed transformer capacity of 353,166 megavolt-amperes.

As of December 31, 2023, our distribution system consisted of 143,349 megavolt-amperes of transformer capacity and 10,178,243 units of support with a total line length of 542,567 circuit kilometers.

We make substantial investments in our transmission and distribution systems to minimize power interruptions and improve efficiency. Our current projects principally focus on increasing capabilities of the existing power networks and reducing our transmission and distribution loss, which was 3.5% of our gross generation in 2023. To cope with increasing damages to large-scale transmission and distribution facilities, we plan to reinforce stability of our transmission and distribution facilities through stricter design and material specifications. In addition, we also plan to expand underground transmission and distribution facilities to meet customer demand for more environment-friendly facilities. In order to reduce the interruption time in power distribution, which is an indicator of the quality of electricity transmission, we also continue to invest in automation of electricity transmission and development of new transmission technologies, among others.

Some of the facilities we own and use in our distribution system use rights of way and other concessions granted by municipal and local authorities in areas where our facilities are located. These concessions are generally renewed upon expiration.

New Energy Industry Projects

Certain of our new energy industry projects are described below.

Advanced Metering Infrastructure

In July 2012, the Government implemented a master plan to build out a smart grid, which includes the Advanced Metering Infrastructure (“AMI”) roadmap. In August 2018 and February 2023, the Government updated the master plan to focus on building electricity market ecosystem and constructing smart energy consuming structure focused on energy efficiency. In accordance with such plan, we are in the process of installing “smart meters” and related communication networks and operating systems as part of the “smart grid” initiative in an effort to enhance efficiency in the power electricity industry and alleviate growing energy shortage concerns. Our goal is to complete such installation for all of the households in Korea. Smart meters refer to digital meters that record, on a real-time basis, electricity consumption within a household so that consumers will have a price-based incentive to enhance efficiency in their electricity usage. As of December 31, 2023, we have established data communication network that enables smart meters for 17.4 million households and we plan to establish it for 2.6 million additional households by 2024 and remaining 2.5 million households in new replacement cycle starting from 2025. We have spent Won 1,159 billion on the AMI project as of the end of 2023 and expect to spend an additional Won 128 billion, bringing the total cost to approximately Won 1.3 trillion.

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

In December 2014, we conducted a pilot project for this initiative by installing a total of 52 megawatt energy storage systems at the Seo-Anseong substation and the Shin-Yongin substation. In July 2015, these substations began to commercially operate energy storage systems. With the commencement of an energy storage system in Yeong-Ju substation in December 2023, the total capacity of our energy storage systems reached 482 megawatts in 2023.

Electric Vehicle Charging Infrastructure

In order to promote the use of environment-friendly electric vehicles, we began constructing infrastructures for electric vehicles in 2009. Since 2016, we have installed electric vehicle charging stations throughout public space and residential building complexes. In 2017, we created a platform for businesses in the electric vehicle charging industry by charging for the service and making the infrastructures available to the market. We have installed 10,640 high and low speed electric vehicle charging stations by the end of 2023 and plan to expand such stations in line with the Government policy to popularize electric vehicles. We plan to continue fostering businesses and revitalizing the electronic vehicle charging market by developing the current infrastructure and providing new services.

In January 2016, the Ministry of Trade, Industry and Energy announced an initiative to promote the new energy industry by creating the New Energy Industry Fund. For further details, see “—Capital Investment Program.”

Fuel Sources and Requirements

Nuclear

Uranium, the principal fuel source for nuclear power, accounted for 39.5%, 43.1% and 46.1% of the fuel requirements for electricity generation by us and our generation subsidiaries in terms of electricity generated in 2021, 2022 and 2023, respectively.

All uranium ore concentrates used by KHNP are imported from, and conversion and enrichment of such concentrates are provided by, sources outside Korea and are paid for with currencies other than Won, primarily U.S. dollars.

In order to ensure a stable supply, KHNP enters into medium and long-term contracts with various suppliers and supplements such supplies with purchases in spot markets. In 2023, KHNP purchased approximately 4,017 tons of its uranium concentrate requirement under both long-term and spot supply contracts with suppliers in Canada, France, the United Kingdom, Switzerland, Australia, Germany, and Uzbekistan. Under the long-term supply contracts, the purchase prices of uranium concentrates are adjusted annually based on base prices and spot market prices prevailing at the time of actual delivery. The conversion and enrichment services of uranium concentrates are provided by suppliers in France, Canada, Japan, the United Kingdom, the United States, and Switzerland. The uranium concentrates will then be further processed by a Korean company before they are ready for use. Except for certain fixed contract prices, contract prices for processing of uranium are adjusted annually in accordance with the general rate of inflation. KHNP intends to obtain its uranium requirements in the future, in part, through purchases under medium to long-term contracts and, in part, through spot market purchases.

Coal

Bituminous coal accounted for 42.6%, 39.8% and 38.0% of the fuel requirements for electricity generation by us and our generation subsidiaries in 2021, 2022 and 2023, respectively, and anthracite coal accounted for 0.5%, 0.5% and 0.5% of our fuel requirements for electricity generation in terms of electricity generated in 2021, 2022 and 2023, respectively.

In 2023, our generation subsidiaries purchased approximately 59.4 million tons of bituminous coal, of which approximately 27.4%, 22.2%, 21.3%, 9.3% and 19.9% were imported from Indonesia, Australia, Russia, South Africa and others, respectively. Approximately 93.9% of the bituminous coal requirements of our generation subsidiaries in 2023 were purchased under long-term contracts with the remaining 6.1% purchased in the spot market. Some of our long-term contracts relate to specific generating plants and extend through the end of the projected useful lives of such plants, subject in some cases to periodic renewal. Pursuant to the terms of our long-term supply contracts, prices are adjusted periodically based on market conditions. The average cost of bituminous coal per ton purchased under such contracts amounted to Won 103,893, Won 231,643 and Won 177,376 in 2021, 2022 and 2023, respectively.

In 2023, our generation subsidiaries purchased approximately 1 million tons of anthracite coal. The prices for anthracite coal under such contracts are set by the Government. The average cost of anthracite coal per ton purchased under such contracts was Won 155,826, Won 224,827 and Won 182,527 in 2021, 2022 and 2023, respectively.

Oil

Oil accounted for 0.4%, 0.1% and 0.02% of the fuel requirements for electricity generation by us and our generation subsidiaries in terms of electricity generated in 2021, 2022 and 2023, respectively.

In 2023, our generation subsidiaries purchased approximately and 4.26 million barrels of fuel oil, substantial portion of which was purchased from domestic refiners through competitive open bidding. Purchase prices are based on the spot market price in Singapore. The average cost of oil per barrel was Won 127,644 and Won 215,729 and Won 191,452 in 2021, 2022 and 2023, respectively.

LNG

LNG accounted for 13.7%, 13.1% and 12.0% of the fuel requirements for electricity generation by us and our generation subsidiaries in terms of electricity generated in 2021, 2022 and 2023, respectively. In 2023, for use in electricity generation we purchased approximately 5.97 million tons of LNG from Korea Gas Corporation, a Government-controlled entity in which we currently own a 20.47% equity interest (excluding treasury shares). In 2023, we purchased a substantial portion of our LNG requirements for use in power generation from Korea Gas Corporation. Under the terms of the LNG contract with Korea Gas Corporation, all of our five non-nuclear generation subsidiaries jointly and severally agreed to purchase a total of 7.06 million tons of LNG in 2023, subject to an automatic price adjustment annually based on a pre-determined formula if the actual purchased amount exceeds or falls short of the contracted amount. We believe the quantities of LNG provided under such contract will be adequate to meet the needs of our generation subsidiaries for LNG for the next several years. The LNG supply contracts between our generation subsidiaries and Korea Gas Corporation generally have a term of 20 years and provide for minimum purchase requirements for our generation subsidiaries, the specific terms of which are subject to negotiation between Korea Gas Corporation and our generation subsidiaries and approval by the Government. The average cost per ton of LNG was Won 724,682, Won 1,552,647 and Won 1,391,146, in 2021, 2022 and 2023, respectively. Korea Gas Corporation implemented a new individual tariffs formula, whereby the domestic power plants can negotiate lower prices directly with Korea Gas Corporation. The new formula applies to domestic power plants whose current contracts with Korea Gas Corporation expire after January 2022 and also to new power plants commencing operations from January 2022. Meanwhile, KOMIPO procures LNG directly through a contract with a brokerage firm, in addition to the amount supplied by Korea Gas Corporation. In 2023, the total amount of KOMIPO’s direct LNG procurement was 0.9 million tons, with 32%, 15%, 13%, 6% and 34% of the total imported from Malaysia, Australia, Russia, United States and other countries, respectively.

Hydroelectric

Hydroelectric power generation, including pumped storage, accounted for 1.2%, 1.2% and 1.3%, of the fuel requirements for electricity generation by us and our generation subsidiaries in terms of electricity generated in 2021, 2022 and 2023, respectively. The availability of water for hydroelectric power depends on rainfall and competing uses for available water supplies, including residential, commercial, industrial and agricultural consumption. Pumped storage enables us to increase the available supply of water for use during periods of peak electricity demand.

Sales and Customers

Our sales depend principally on the level of demand for electricity in Korea and the rates we charge for the electricity we sell to the end-users.

Demand for electricity in Korea grew at a compounded average rate of 1.2% per annum for the five years ended December 31, 2023. According to the Bank of Korea, the compounded growth rate for GDP was approximately 1.8% per annum for the same period. The GDP growth rate was approximately 4.0%, 2.6% and 1.4%, during 2021, 2022 and 2023, respectively.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s GDP and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year basis.

	2019	2020	2021	2022	2023
Growth in GDP	2.0%	(1.0)%	4.0%	2.6%	1.4%
Growth in electricity consumption	(1.1)%	(2.2)%	4.7%	2.7%	(0.4)%

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

	2019 (GWh)	YoY growth (%)	2020 (GWh)	YoY growth (%)	2021 (GWh)	YoY growth (%)	2022 (GWh)	YoY growth (%)	2023 (GWh)	YoY growth (%)	% of Total 2023
Residential	72,639	(0.4)	76,303	5.0	79,915	4.7	80,996	1.4	82,348	1.7	15.1
Commercial	116,227	(0.6)	113,639	(2.2)	119,550	5.2	127,193	6.4	130,844	2.9	24.0
Educational	8,561	(1.4)	7,515	(12.2)	8,423	12.1	9,074	7.7	9,232	1.7	1.7
Industrial	289,240	(1.3)	278,660	(3.7)	291,333	4.5	296,036	1.6	290,555	(1.9)	53.2
Agricultural	18,882	2.0	19,029	0.8	20,603	8.3	21,420	4.0	20,763	(3.1)	3.8
Street lighting	3,571	(0.3)	3,507	(1.8)	3,445	(1.8)	3,424	(0.6)	3,399	(0.7)	0.6
Overnight Power	11,379	(9.4)	10,616	(6.7)	10,162	(4.3)	9,790	(3.7)	8,825	(9.9)	1.6

Total	520,499	(1.1)	509,270	(2.2)	533,431	4.7	547,933	2.7	545,966	(0.4)	100.0

The industrial sector represents the largest segment of electricity consumption in Korea. Demand for electricity from the industrial sector was 290,555 gigawatt hours in 2023, representing 1.9% decrease from 2022, largely due to decreases in export and industrial demand. Demand for electricity from the commercial sector depends largely on the level and scope of commercial activities in Korea. Demand for electricity from the commercial sector increased to 130,844 gigawatt hours in 2023, representing 2.9% increase from 2022, largely due to an increase in levels of private consumption, particularly in the hotel and restaurant industries as COVID-19 preventive measures have been lifted. Demand for electricity from the residential sector is largely dependent on population growth and use of heaters, air conditioners and other electronic appliances. Demand for electricity from the residential sector increased to 82,348 gigawatt hours in 2023, representing 1.7% increase compared to 2022, largely due to an increase in the number of customers and increased use of air conditioners and other electronic appliances resulting from higher than usual temperatures during the summer months.

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

	2019	2020	2021	2022	2023
Facility reserve margin	36.2%	43.5%	44.1%	46.0%	52.3%
Supply reserve margin	6.7%	9.9%	10.5%	11.8%	11.4%

In addition, in accordance with the delegating regulations of the Energy Use Rationalization Act, the Ministry of Trade, Industry and Energy designated us as a pilot operator for the Energy Efficiency Resource Standards (“EERS”) in 2018. To promote the development of energy-efficient technologies and practices, EERS sets energy savings targets for energy suppliers to pursue in proportion to their energy sales, requiring that, in 2024, we save as much as 0.2% of our 2022 electricity sales by reducing our customers’ consumption. In accordance with the EERS regulations, we plan to increase our savings target to 1% of annual electricity sales by 2031. The EERS pilot project is expected to be converted into an actual project in 2025 pursuant to the revision of the Energy Use Rationalization Act in 2024.

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

For the purpose of determining the fair rate of return, the rate base is divided into two components in proportion to our total equity and our total debt. The rate of return permitted in relation to the debt component of the rate base is set at a level designed to approximate the weighted average interest cost on all types of borrowing for the periods covered by the rate approval. The rate of return permitted in relation to the equity component of the rate base is set by applying the capital asset pricing model which takes account of the risk-free rate, the return on the Korea Stock Price Index, KOSPI, and the correlation of the stock price of our company with KOSPI. In 2022, the approved rate of return on the debt component of the rate base was 1.77% while the approved rate of return on the equity component of the rate base was 6.62%. As a result of such approved rates of returns, the fair rate of return in 2022 was determined to be 4.06%. The fair rate of return for 2023 has not yet been determined.

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

First, we implemented a new cost pass-through tariff system to reinforce the correlation between the costs we incur and the tariff we charge to our customers and to enhance transparency by separately billing fuel costs and climate/environment related costs. Previously, the electricity tariff consisted of two main components: (i) the base charge (the “Base Charge”) and (ii) the usage charge (the “Usage Charge”) based on the amount of electricity consumed by end-users. Under the new tariff system, there are new components to the tariff called the fuel cost adjusted charge (the “Fuel Cost Adjusted Charge”) and the climate/environment related charge (the “Climate/Environment Related Charge”). In principle, the Fuel Cost Adjusted Charge is calculated on a quarterly basis, and the formula for calculating the amount of the Fuel Cost Adjusted Charge is multiplying (i) the unit price of the Fuel Cost Adjusted Charge (the “Unit Price of the Fuel Cost Adjusted Charge”), which is the difference between a base fuel cost (the “Base Fuel Cost”) and an actual fuel cost (the “Actual Fuel Cost”) and (ii) the amount of electricity consumed. The Base Fuel Cost is the past twelve-month average fuel price of bituminous coal, LNG and Bunker C oil as posted by the Korea Customs Service. The twelve-month average fuel price is measured by taking the average of monthly fuel prices from twelve months in between thirteen and one month prior to the time a new Base Fuel Cost becomes effective. . To illustrate, the Base Fuel Cost effective from 2023 is the average of the fuel prices from December 2021 to November 2022. The Base Fuel Cost can be adjusted upon the revision of the electricity tariff as a whole. On the other hand, the Actual Fuel Cost is the past three-month average fuel price of the same fuels we use to measure the Base Fuel Cost. The past three-month average fuel price is measured by taking the average of monthly fuel prices from three months in between four and one month prior to the time the Fuel Cost Adjusted Charge is updated. To illustrate, for the first quarter of 2024, we used the fuel costs for September, October and November 2023 to calculate the three-month average fuel price.

The quarterly-adjusted Fuel Cost Adjusted Charge has built-in limits in view of price stability and other public policy considerations. First, there is a limit on any change in the Unit Price of the Fuel Cost Adjusted Charge to be no less than Won ±1 per kilowatt-hour. In other words, any change less than Won ±1 per kilowatt-hour will not be reflected. However, such limit does not apply if it is the first quarter during which the Base Fuel Cost has been newly updated. Second, the Unit Price of the Fuel Cost Adjusted Charge that exceeds Won ±5 per kilowatt-hour will not be reflected. In other words, the maximum adjustment that can be incorporated to the Unit Price of the Fuel Cost Adjusted Charge is equal to Won ±5 per kilowatt-hour from the Base Fuel Cost that is in effect. For example, in the third quarter of 2023, the Unit Price of the Fuel Cost Adjusted Charge was Won 10.2 per kilowatt-hour, meaning the Actual Fuel Cost was higher than the Base Fuel Cost by Won 10.2 per kilowatt-hour, but after being subjected to the limit of Won ±5 per kilowatt-hour, the Unit Price of the Fuel Cost Adjusted Charge came out to be Won 5.0 per kilowatt-hour.

However, our ability to pass on fuel and other cost increases to our customers may be limited due to the regulation of the Government on the rates we charge for the electricity we sell to our customers. In addition to the built-in limits described in the preceding paragraph, the new tariff system gives discretion to the Government to not wholly or partially adjust the quarterly Fuel Cost Adjusted Charge in case of extenuating circumstances, as determined by the Government. For example, in the second and third quarter of 2021, although the Unit Price of the Fuel Cost Adjusted Charge was Won –0.2 and Won 0.0 per kilowatt-hour respectively, the Government notified us to keep it at the same Won –3.0 per kilowatt-hour as the first quarter of 2021. In the fourth quarter of 2021, we increased the Unit Price of the Fuel Cost Adjusted Charge from Won –3.0 to Won 0.0 per kilowatt-hour. In the first and second quarters of 2022, although the Unit Price of the Fuel Cost Adjusted Charge as calculated should have been Won 3.0 per kilowatt-hour as the quarterly limit of Won ±3 per kilowatt-hour had existed back then, the Government notified us to keep it at the same Won 0.0 per kilowatt-hour as the fourth quarter of 2021. The Government cited different policy reasons for withholding the application of the quarterly Fuel Cost Adjusted Charge in the past, but one of the more consistent reasons has been alleviating the hardship caused by the prolonged economic effects of COVID-19 pandemic. As the quarterly limit of Won ±3 per kilowatt-hour was repealed in the third quarter of 2022 and with the approval by the Government, we ultimately increased the Unit Price of the Fuel Cost Adjusted Charge to Won 5.0 per kilowatt-hour in the third quarter of 2022, which was the maximum incremental amount allowed in 2022 under the limit. From then to the second quarter of 2024, the same Won 5.0 per kilowatt-hour increment has been applied to the Unit Price of the Fuel Cost Adjusted Charge. Even though the incremental amounts as calculated by our formula were Won -1.8, Won -4.0 and Won -2.5 per kilowatt-hour in the fourth quarter of 2023 and in the first and second quarters of 2024, respectively, the Government notified us to keep it at the same Won 5.0 per kilowatt-hour., taking into consideration our financial conditions and the fact that a substantial amount of the Fuel Cost Adjusted Charge that should have been reflected in previous years has not previously been reflected in the electricity tariff.

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

Due to the likelihood of the Actual Fuel Cost being substantially over the built-in limits of the new tariff system and the Government’s discretion not to wholly or partially adjust the quarterly Fuel Cost Adjusted Charge in case of extenuating circumstances, there may be certain portions of the fuel costs that cannot be charged to our customers, even though those portions should have been included in the Fuel Cost Adjusted Charge. In such cases, we may accumulate such portions and reflect them in the Total Comprehensive Cost, which we use to calculate the Base Charge and the Usage Charge of the tariff. The Base Charge and the Usage Charge that are derived from the Total Comprehensive Cost need to be approved by the Government before they can be revised. The Government may, from time to time, consider different policy objectives to regulate the time and magnitude of such revision of the Base Charge and the Usage Charge of the electricity tariff. Therefore, changes in the fuel costs may not be timely or fully reflected even through the Usage Charge of the tariff where they would typically be reflected. Recently, to reflect the rise in the Base Fuel Cost, the Usage Charge needed to increase by Won 9.8 per kilowatt-hour from January 2022. With the approval by the Government, we increased the Usage Charge by Won 4.9 per kilowatt-hour on April 1, 2022 and October 1, 2022 respectively, which resulted in a total increase of Won 9.8 per kilowatt-hour. Such increases were spread out into two rounds to relieve people’s hardship including the prolonged effects of COVID-19 pandemic. In addition, in October 2022, we increased the Usage Charge of the tariff by Won 7.0 to Won 11.7 per kilowatt-hour on industrial and commercial consumers and by Won 2.5 per kilowatt-hour on all other consumers, reflecting additional accumulated fuel cost rises. In 2023, with the approval of the Government, we increased the Usage Charge by Won 11.4 and Won 8.0 per kilowatt-hour in January and May 2023, respectively, to reflect a portion of the increase in the Base Fuel Cost. Also, we increased the Usage Charge of the tariff from Won 6.7 to Won 13.5 per kilowatt-hour for large-scale industrial consumers in November 2023 to reflect additional accumulated fuel cost rises. In its economic policy direction statement for 2023, the Government announced its plans to gradually increase the tariff in order to address our cumulative deficit by 2026. However, there is no assurance on whether such plans will be realized. In its economic policy direction statement for 2024, the Government announced its policy to freeze utility rates, including the tariff, during the first half of 2024.

Also, the new tariff system introduced an additional component to the tariff called a climate/environment related charge (the “Climate/Environment Related Charge”). Previously, our climate and environment costs were embedded in the Usage Charge component of the tariff and our consumers could not discern the exact magnitude of such costs. By separating it out as an independent component, we intend to provide more information and transparency to our customers while having the flexibility to adjust it in alignment with the underlying costs. The Climate/Environment Related Charge for the coming year is calculated by multiplying (i) our total estimated costs of complying with the Renewable Portfolio Standard program, the Greenhouse Gas Emission Trading System and the coal-fired generation reduction program for the current year, and then dividing it by the electricity sales projected for the coming year (the “Climate/Environment Related Base Rate”), and (ii) the amount of electricity consumed. The value of the Climate/Environment Related Base Rate for 2023 was Won 9.0 per kilowatt-hour, which has been maintained up to the date of this annual report. Even though the Climate/Environment Related Charge is planned to be adjusted every year by reflecting the change in climate and environment-related costs but the Government may change the date of adjustment in consideration of different policy objectives. If there are discrepancies between our costs and the Climate/Environment Related Charge, we may accumulate such discrepancies and reflect them in our Total Comprehensive Cost. However, the electricity rate based on the Total Comprehensive Cost needs to be approved by the Government to be revised.

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

Our current tariff schedule reflecting the adjustments outlined above and effective from April 1, 2024 is summarized below by the type of usage:

•

Industrial. The monthly Base Charge varies from Won 5,550 per kilowatt to Won 9,810 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy Usage Charge varies from Won 79.5 per kilowatt-hour to Won 242.9 per kilowatt-hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

•

Commercial. The monthly Base Charge varies from Won 6,160 per kilowatt to Won 9,810 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy Usage Charge varies from Won 8.35 per kilowatt-hour to Won 229.4 per kilowatt-hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

•

Residential. The monthly Base Charge varies from Won 730 for electricity usage of less than 200 kilowatt-hours to Won 7,300 for electricity usage in excess of 400 kilowatt-hours. During the months of July and August each year, the usage ceiling for the first two tiers of rates increased from 200 kilowatts to 300 kilowatts for the first tier and from 400 kilowatts to 450 kilowatts for the second tier. Residential tariff also includes an energy Usage Charge ranging from Won 105.0 to Won 307.3 per kilowatt-hour for electricity usage depending on the amount of usage and voltage. During the peak usage periods during summer and winter, namely the months of July and August and December to February, a higher energy Usage Charge of Won 736.2 per kilowatt-hour applies to residential consumers whose monthly electricity consumption exceeds 1,000 kilowatts hour. In accordance with the new tariff system, residents may also opt for our new seasonal and hourly tariff schedule as an alternative. Under the new schedule, the monthly Base Charge is Won 4,310 per kilowatt. The Usage Charge varies from Won 125.8 per kilowatt-hour to Won 220.5 per kilowatt-hour depending on season and time of the day.

•

Educational. The monthly Base Charge varies from Won 5,230 per kilowatt to Won 6,980 per kilowatt depending on the voltage used and the rate option. The energy Usage Charge varies from Won 70.5 per kilowatt-hour to Won 187.1 per kilowatt-hour depending on the voltage used, the season and the rate option.

•

Agricultural. The monthly Base Charge varies from Won 360 per kilowatt to Won 1,210 per kilowatt depending on the type of usage. The energy Usage Charge varies from Won 41.9 per kilowatt-hour to Won 62.2 per kilowatt-hour depending on the type of contract, the voltage used and the season.

•

Street-lighting. The monthly Base Charge is Won 6,290 per kilowatt and the energy Usage Charge is Won 112.6 per kilowatt-hour. For electricity capacity of less than 1 kilowatt or for places where the installation of the electricity meter is difficult, a fixed rate of Won 47.2 per watt applies, with the minimum monthly charge of Won 1,220.

In 2001, as part of implementing the Restructuring Plan, the Ministry of Trade, Industry and Energy established the Electric Power Industry Basis Fund to enable the Government to take over certain public services previously performed by us. In 2023, 3.7% of the tariff we collected from our customers was transferred to this fund prior to recognizing our sales revenue.

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

In July 2022, the Government announced the draft direction of energy policy that sets forth the following five fundamental basis: first, redefining a feasible and rational energy mix; second, establishing strong resource and energy security; third, improving efficiency of energy demand and restructuring the energy market based on market principles; fourth, promoting the development and export of new energy businesses; and finally, strengthening energy welfare and the applicability of relevant policies. Through this policy direction, we hope to promote balanced development in nuclear power, renewable energy, and hydrogen energy nationwide, which will decrease the proportion of energy generated from fossil fuels.

In May 2023, we established the Tenth Long-Term Power System Planning with the goals of securing grid capacity to meet the national energy mix plan, building flexible power grids that can respond to future uncertainties and constructing facilities in a timely manner. Also, on December 4, 2023, the Government announced the power system innovation to expand carbon-free power and ensure efficient power supply by closely collaborating with us. The plan focuses on reducing the construction period of the power grid by 30%, decreasing the construction scale of transmission lines by 10% and doubling power system flexibility.

We cannot assure that the Tenth Basic Plan, the Third Basic National Energy Plan or the respective plans to be subsequently adopted will successfully achieve their intended goals, the foremost of which is to ensure, through carefully calibrated capacity expansion and other means, balanced overall electricity supply and demand in Korea at to end users while promoting efficiency and environmental friendliness in the consumption and production of electricity. If there is significant variance between the projected electricity supply and demand considered in planning our capacity expansions and the actual electricity supply and demand or if these plans otherwise fail to meet their intended goals or have other unintended consequences, this may result in inefficient use of our working capital, mispricing of electricity and undue financing costs on the part of us and our generation subsidiaries, among others, which may have a material adverse effect on our results of operations, financial condition and cash flows.

Capital Investment Program

The table below sets forth, for each of the years ended December 31, 2021, 2022 and 2023, the amounts of capital expenditures for the construction of generation, transmission and distribution facilities.

2021		2022		2023
(In billions of Won)
~~W~~	13,964	~~W~~	13,886	~~W~~	15,518

The table below sets forth the currently estimated installed capacity for new or expanded generation units to be completed by our generation subsidiaries in each year from 2024 to 2027 based on the Tenth Basic Plan, as amended.

Year	Number of Units	Type of Units	Total Installed Capacity
			(Megawatts)
2024	2	Nuclear power	2,800
	1	LNG-combined	597
	14	Renewables	242
2025	1	Nuclear power	1,400
	2	LNG-combined	1,062
	6	Renewables	170
2026	4	LNG-combined	1,500
	8	Renewables	130
2027	4	LNG-combined	2,061
	4	Renewables	100

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

The table below sets forth, for the period from 2024 to 2026, the budgeted amounts of capital expenditures pursuant to our capital investment program, which primarily consist of budgets for the construction of generation, transmission and distribution facilities and, to a lesser extent, renewable energy generation and new energy industry projects. The budgeted amounts may vary from the actual amounts of capital expenditures for a variety of reasons, including, among others, the implementation of the Tenth Basic Plan currently in place, changes in the number of units to be constructed, the actual timing of such construction, changes in rates of exchange between the Won and foreign currencies and changes in interest rates.

	2024		2025		2026		Total
	(in billions of Won)
Generation(1):
Nuclear	~~W~~	4,228	~~W~~	4,233	~~W~~	4,311	~~W~~	12,773
Thermal		3,689		4,637		4,093		12,419
Renewables and others		691		684		855		2,230

Sub-total		8,609		9,554		9,259		27,422

Transmission and Distribution:
Transmission		4,603		5,305		4,933		14,842
Distribution		3,664		3,581		3,683		10,929

Sub-total		8,267		8,887		8,617		25,771

Others(2)		1,381		1,441		1,608		4,429

Total	~~W~~	18,257	~~W~~	19,881	~~W~~	19,484	~~W~~	57,621

Notes:

(1)	The budgeted amounts for our generation facilities are based on the Ninth Basic Plan, as amended.
(2)	Principally consists of investments in telecommunications and new energy industry projects, among others.

In January 2016, the Ministry of Trade, Industry and Energy announced an initiative to promote the new energy industry by creating the New Energy Industry Fund, which is made up of funds sponsored by Government-affiliated energy companies. We contributed Won 500 billion to the funds in 2016. The purpose of these funds is to invest in substantially all frontiers of the new energy industry, including renewable energy, energy storage systems, electric vehicles, small-sized self-sustaining electricity generation grids known as “micro-grids”, among others, as well as invest in start-up companies, ventures, small to medium-sized enterprise and project businesses that engage in these businesses but have not previously attracted sufficient capital from the private sector.

Furthermore, as a measure to address the high level of particulate matter pollution, in October 2018, the Government introduced a pilot regulation to lower the output of 35 coal-fired generation units to approximately 80% of their capacity that emit more than a certain amount of particulate matter. The regulation was formally implemented in January 2019, targeting 40 coal-fired power plants with high emissions of particulate matter. From March to June 2019, the scope expanded to cover 60 units in total. In addition, coal-fired generation units originally scheduled for preventive maintenance during the second half of 2019 were required to undertake such maintenance earlier in the spring of 2019. In November 2019, the Government pursued a reduction of coal-fired generation units in order to implement the Special Measures to Respond to the High Concentration Period (December to March) of Particulate Matter. We plan to continue to participate in the effort to reduce the particulate matter emissions from coal-fired generation units, not only during the winter but also during the spring. For example, from December 2023 to March 2024, up to 15 coal-fired generation units were shut down, with a maximum of 47 coal-fired generation units subject to a cap of 80% on the output within the remaining reserve capacity range. Additionally, the Government adjusted the schedule to close down two decrepit coal-fired generation units (Boryeong #1 and #2), which were shut down in December 2020. Also, other coal-fired generation units, Samcheonpo #1 and #2, were shut down in May 2021 and Honam #1 and #2 units in December 2021. According to the Tenth Basic Plan announced in December 2022, the total coal-fired power plant capacity in 2036 will decrease to 27.1 gigawatts from 40.2 gigawatts in 2023, and its percentage of total power generation capacity will decrease to 11.3% in 2036 from 27.1% in 2023. While such measures may be subject to change, we expect to incur significant costs of complying with such measures, including in connection with more stringent particulate matter pollution regulations, retrofitting and overall replacement of environmental facilities.

We have financed, and plan to finance in the future, our capital investment programs primarily through net cash provided by our operating activities and financing in the form of debt securities and loans from domestic financial institutions, and to a lesser extent, borrowings from overseas financial institutions. In addition, in order to prepare for potential liquidity shortage, we maintain several credit facilities with financial institutions in the aggregate amounts of Won 10,619 billion and US$1,782 million on a consolidated basis, the full amount of which was available as of December 31, 2023. We, KHNP, KOMIPO and KOWEPO also maintain global medium-term note programs in the aggregate amount of US$21 billion, of which approximately US$11 billion remains currently available for future drawdown. See also Item 5.B. “Liquidity and Capital Resources—Capital Resources.”

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

Environmental Programs

The Environmental Policy Basic Act, the Air Quality Preservation Act, the Water Environment Conservation Act, the Marine Environment Management Act and the Waste Management Act, collectively referred in this annual report as the Environmental Acts, are the major laws of Korea that regulate atmospheric emissions, wastewater, noise and other emissions from our facilities, including power generators and transmission and distribution units. Our existing facilities are currently in material compliance with the requirements of these environmental laws and international agreements, such as the United Nations Framework Convention on Climate Change, the Montreal Protocol on Substances that Deplete the Ozone Layer, the Stockholm Convention on Persistent Organic Pollutants and the Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and Their Disposal. Additionally, we are endeavoring to develop and implement greenhouse gas reduction strategy in line with the new climate regime set forth by the Paris Climate Agreement.

We continuously endeavor to contribute to sustainable growth (whether as an economy, a society or an ecosystem) by actively taking actions that befit our social responsibility as a corporate citizen in the energy industry. For example, in 2005, we became the first public company in Korea to join the United Nations Global Compact, an international voluntary initiative designed to hold a forum for corporations, United Nations agencies, labor and civic groups to promote reforms in economic, environmental and social policies. As part of our involvement with such initiative, we issue an annual report named the “Sustainability Report” to disclose our activities from the perspectives of economy, environment and society, in accordance with the reporting guidelines of the Global Reporting Initiative, the official collaborating center of the United Nations Environment Program that works in cooperation with United Nations Secretary General. We recognize the interest in ESG within the investors’ community and are continuously pursuing safe and clean energy supply and distribution by reducing greenhouse gas emissions and enhancing our ability to respond to climate change, the details of such efforts provided through periodic sustainability reports. In addition, from 2020, we made detailed disclosures on our sustainability reports in accordance with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) and the standards of the Sustainability Accounting Standards Board (SASB) regarding our activities in response to the global climate crisis and our efforts to transition into safe and clean energy sources. Since 2022, we have published an integrated report on the domestic and international sustainable management performance of us and our six generation subsidiaries. In 2023, pursuant to the Dow Jones Sustainability Indices, which measures management performance in terms of contribution to sustainability, we were selected as one of the notable companies in the Asia Pacific region in the global electricity utility sector, marking the 10th consecutive year since 2014 that we have been selected.

In recognition of our efforts and achievements to reduce greenhouse gas emissions in response to global climate change, in May 2013, we obtained the Carbon Trust Standard certification issued by Carbon Trust, a British nonprofit organization with the goal of establishing a sustainable, low carbon economy. In 2015, we obtained recertification from Carbon Trust by satisfying even more rigorous evaluation criteria. We are also a participant of the Carbon Disclosure Project, an international organization that promotes transparency in informational disclosure of carbon management process. From 2016 to 2021 and again in 2023, we were recognized by the Carbon Disclosure Project and received honors in the energy and utility sector.

In October 2020, we stated that we intend to focus on low-carbon and eco-friendly overseas projects, such as new and renewable energy and combined-cycle gas power generation and not pursue new projects in coal-fired power plants. For our overseas coal-fired power plant projects, we intend to sell them in multiple stages by analyzing the conditions of the sale, including the valuation of projects, identification of potential buyers, consultation with stakeholders and prioritization of better deals. We also aim to carry out our combined-cycle gas power generation projects on the condition that they adopt new technologies, such as ammonia or hydrogen co-firing and carbon capture, utilization and storage (CCUS), which can reduce carbon emissions. In the long run, we aim to achieve carbon neutrality by reorganizing our business portfolio to focus on decarbonization, renewable energy and new businesses.

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

Furthermore, we and our generation subsidiaries issued green bonds in 2021, 2022 and 2023, total issuance with the principal amount of US$750 million, US$1,600 million and US$1,500 million, respectively, to expand domestic and overseas renewable energy businesses and renewable energy related facilities.

The table below sets forth the number of emission control equipment installed at thermal power plants by our generation subsidiaries as of December 31, 2023.

	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP
Flue Gas Desulfurization System	14	13	11	12	10
Selective Non-catalytic Reduction System	1	—	1	—	2
Selective Catalytic Reduction System	24	25	21	36	24
Electrostatic Precipitation System	16	15	10	14	12
Low NO2 Combustion System	22	402	27	34	24

Total	77	455	70	96	72

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

In connection with the Climate Change Response Initiatives and the 2030 National Greenhouse Gas Reduction Roadmap announced by the Government in December 2016, the Government subsequently announced the Long-term Low Greenhouse Gas Emission Development Strategies, which presents a long-term vision and national strategy for achieving carbon neutrality in 2050, and the Nationally Determined Contributions (“NDC”), which sets forth the greenhouse gas reduction targets by 2030. According to the Enforcement Decree of the Framework Act on Carbon Neutrality and Green Growth to Cope with Climate Crisis established in March 2022 and the latest figures of NDC announced by the Government in March 2023, the national target level in 2030 was 436.6 million tons and represents 40% reduction as compared to 2018 and the target emission level for the Transformation sector (electricity and heating) as a whole which we are the part of was 145.9 million tons and represents 45.9% reduction as compared to 2018. In October 2021, with an official commitment of the Government to strive to achieve Korea’s carbon neutrality in 2050, the carbon neutrality committee set up by the Government also deliberated and proposed two 2050 carbon neutrality scenarios, all of which aim to achieve net-zero domestic carbon dioxide emissions by 2050. Scenario A will completely suspend thermal power generation, while scenario B will actively utilize technologies such as carbon capture, utilization and storage (CCUS) while allowing some thermal power generation to continue. Following the National Basic Plan for Carbon Neutrality & Green Growth enacted in April 2023, the Government has mandated annual sector-specific greenhouse gas reduction targets for the next 20 years from 2023 to 2042 and measures to achieve such targets to be formulated and implemented every five years. In terms of the NDC, the national target emission level remained unchanged but the latest target emission level in 2030 of Transformation sector increased to 145.9 million tons, which represents 45.9% compared to 2018 emission level.

Adhering to such emission and greenhouse gas reduction requirement may result in significant additional compliance costs. For example, the daily market price of the KAUs traded through the Korea Exchange was Won 8,640 per ton in early 2015, and the price has increased continuously thereafter, reaching its peak price at Won 42,500 per ton on April 2, 2020. Since then, the price has decreased and, as of March 31, 2024, the price has been formed around Won 8,130 per ton.

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

Year (1)	SOx (g/MWh)	NOx (g/MWh)	TSP (2) (g/MWh)	CO2 (kg/MWh)
2019	92	118	6	494
2020	61	77	4	445
2021	57	68	4	437
2022	47	58	4	406

Notes:

(1)	The amounts of annual SOx, NOx and TSP emission for 2021 and 2022 are expected to be determined once the national statistics are confirmed.
(2)	“TSP” means Total Suspended Particles.

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

As part of our medium to long-term strategic initiatives, we plan to take other measures designed to promote the generation and use of environment-friendly or green energy. See Item 4.B. “Business Overview—Strategy.”

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

The following table sets forth the generation capacity and generation volume in 2023 of our generation facilities that are powered by renewable energy sources.

	Generation Capacity (megawatts)	Generation Volume (gigawatt-hours)
Hydraulic Power(1)	650	1,306
Wind Power	189	190
Solar Energy	365	373
Fuel Cells	483	2,932
Others	1,091	4,356

Subtotal	2,778	9,156
As percentage of total(2)	3.33%	2.34%

Notes:

(1)	Excluding generation capacity and volume of pumped storage, which is generally not classified as renewable energy.
(2)	As a percentage of the total generation capacity or total generation volume, as applicable, of us and our generation subsidiaries.

In order to deal with shortage of fuel and other resources and also to comply with various environmental standards, in 2012 the Government adopted the Renewable Portfolio Standard program, which replaced the Renewable Portfolio Agreement which had been in effect from 2006 to 2011. Under this program, each of our generation subsidiaries is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy or, in case of a shortfall, purchase a corresponding amount of a Renewable Energy Certificate (a form of renewable energy credit) from other generation companies whose renewable energy generation surpass such percentage. The target percentages were 7.0% in 2020, 9.0% in 2021, 12.5% in 2022 and 13.0% in 2023. Fines are to be levied on any subsidiary that fails to do so in the prescribed timeline. In 2022, all six of our generation subsidiaries met the target through renewable energy generation and/or the purchase of a Renewable Energy Certificate. Compliance by our generation subsidiaries of the 2023 target is currently under evaluation, and if any generation subsidiary is found to have failed to meet the target for 2023 or for subsequent years, such generation subsidiary may become subject to fines. Additionally, as the target percentage is subject to change, changes to the target percentage may result in additional expenses for our generation subsidiaries. From October 2021, an amendment to the Act on the Promotion of the Development, Use, and Diffusion of New and Renewable Energy became effective to raise the upper limit of the target percentage even higher to 25% from the previous threshold of 10%. In May 2023, the Enforcement Decree of the above law was amended to set out the target percentage to gradually increase the annual upper limit of target percentage to 13.0% in 2023, 13.5% in 2024, 14.0% in 2025 in order to raise the upper limit of target percentage to 15.0% in 2026.

	2024	2025	2026	2027	2028
Target Percentage under Renewable Portfolio Standard	13.5%	14.0%	15.0%	17.0%	19.0%

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

In line with the spread of RE100, a global campaign by companies around the world to cover 100% of their electricity use with renewable energy by 2050, the Government introduced its own version of RE100 that allows companies and other consumers to choose energy sources from which their electricity is generated. In order for a domestic company to participate in RE100, it needs to enter into either a third-party PPA or a direct PPA, or general and industrial customers may also purchase renewable energy through us in a competitive bidding process and be issued with a certificate of use of renewable energy, which we refer to as the green premium system. On June 21, 2021, the Ministry of Trade, Industry and Energy announced the “Guidelines on Third-Party Power Purchase Agreements for Renewable Energy Generation” that stipulated the method of transaction of renewable energy power among third parties. The relevant legislation for the direct PPA was enacted in the National Assembly in March 2021 and has been in force since October 2021. The Ministry of Trade, Industry and Energy finalized and announced detailed guideline for direct PPA in September 2022. As of March 31, 2024, there are seven third-party PPAs with total contracted capacity of 16 megawatts and 16 direct PPA with total contracted capacity of 35.8 megawatts, which are effective under related law and guideline. If there is an expansion in the use of direct PPA, it may adversely affect our market share in electricity sales. In addition to the PPA, the green premium system started in January 2021 and we, on behalf of Korea Energy Agency, are in charge of managing the bidding for renewable energy, receiving bid prices from winning companies, issuing a certificate of use of renewable energy to companies on a quarterly basis, and receiving fees from Korea Energy Agency for our service.

Following the amendment to the Hydrogen Economy Promotion and Hydrogen Safety Management Act amended in February 2024 and its Enforcement Decree in November 2023, the Minister of Trade, Industry and Energy has designated KEPCO and other entities under Community Energy System to purchase hydrogen-generated electricity. Under such Act, we are required to enter into contracts with hydrogen generators that are selected through competitive bidding process.

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

The amount of hydrogen-generated electricity to be purchased by us is determined by the Minister of Trade, Industry and Energy after taking into consideration the Basic Plan Relating to the Long-Term Supply and Demand of Electricity and Hydrogen Economy Implementation Basic Plan and it shall be determined by multiplying (i) the total amount to be purchased in the current year by (ii) the percentage of our purchase out of the total purchased amount in the year immediately preceding the year when the bidding market for the current year has been set up. Effectively, it will mean there will be a three-year lag between the time periods in (i) and (ii). The Minister shall allow us to reflect the cost arising from the purchase of hydrogen energy into the electricity tariff pursuant to the Act.

Social Programs

In 2023, our management announced a safety-first management policy. We have strived to reinforce our safety system by increasing the number of safety personnel and improve on-site safety measures by emphasizing safety management to our business partners and workers. Also, we inspected 45,402 power facilities and completed 15,862 reinforcement measures to prepare for unforeseen disasters such as typhoons. In addition, we created educational resources for all age groups and promoted safety day events to instill a culture of safety awareness within our company. We have also conducted company-wide education sessions and events for our management and employees to further our safety-first management and accident prevention initiatives.

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

Upon relocation of our corporate headquarters in November 2014, we developed and established Bitgaram Energy Valley as a smart energy hub city in Gwangju and Jeollanam-do, to attract and facilitate the growth of start-ups and research institutions related to new energy industries while contributing to the local economy, balanced regional development and job creation. To achieve this goal, through industry-academic cooperation including partnerships with the Korea Institute of Energy Technology and the Korea Institute of Energy Research, we support the R&D efforts of companies, develop new technologies, and publish R&D results. We also seek to create new growth engines by assisting innovative companies with their technology development and commercialization as they enter the global market. As of December 31, 2023, we have signed agreements with 632 companies relating to investments in the Bitgaram Energy Valley, outperforming our target in 2023 of 630 companies. We are currently developing Bitgaram Energy Valley to establish a spontaneous industrial ecosystem, which will contribute to the power industry as well as the national economy.

Additionally, we continue to pursue businesses that promote co-prosperity with small and medium-sized enterprises (SMEs), such as cultivating startups, exploring for cooperative R&D projects with SMEs, and supporting export business. We also strive to strengthen the fundamental self-reliance of SMEs with continuous engagement, through improving their productivity, training specialists and also financial supports. In addition, by operating the ‘SMEs Energy Technology Market’, we are promoting cooperation between energy-related public institutions and SMEs. As of December 31, 2023, we designated 117 “innovation products” to support the early market entry and procurement linkage of technology innovation products developed by the SMEs with superior R&D capabilities.

Governance

We operate a risk management system to prevent possible risks in advance and effectively respond to them. The audit committee under the board of directors conducts audits of accounting and major management tasks and evaluates the operational status of the internal accounting management system. Since 2020, the ESG committee has also been established and operates under the board of directors to manage non-financial risks associated with environment, social, and governance issues.

We operate an ethical management system to meet our management needs and aim to make it systematic and effective. We provide the basic principles of conduct through ethical guidelines such as the Code of Ethics and the Code of Conduct, establish step-by-step strategies for the ethical management of our vision and management policies, and engage in relevant activities. See also Item 16.B. “Code of Ethics.” Also, in December 2023, we established a Compliance Office directly under our CEO, which is an independent organization to operate our risk management system. Our plan is to establish and operate a company-wide internal control system to miniize risks of corruption or misconduct.

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

KHNP conducts various activities to enhance nuclear safety such as quality assurance audits and reviews by the KHNP Nuclear Review. KHNP maintains a close relationship with international nuclear organizations in order to enhance nuclear safety. KHNP invites international safety review teams such as the World Association of Nuclear Operators (“WANO”) Peer Review Team to its nuclear plants for purposes of meeting international standards for independent review of its facilities. KHNP actively exchanges relevant operational information and technical expertise with its peers in other countries. For example, KHNP conducted WANO Pre-Startup Peer Reviews for Shin-Hanul #1 unit in 2023. The recommendations and findings from this event were shared with KHNP’s other nuclear plants to implement improvements at such plants. In addition, KHNP conducted the Operational Safety Review Team mission at the International Atomic Energy Agency for Saeul units 1 and 2 (formerly named as Shin-Kori units 3 and 4) in the second half of 2022. The purpose of such application was to ensure that KHNP nuclear generation units reflect the global safety standards.

The average level of radiation dose per unit amounted to a relatively low level of 0.30 man-Sv in 2023, which was substantially lower than the global average of 0.58 man-Sv/year in 2022 as reported in the WANO performance indicator report.

In response to the damage to the nuclear facilities in Japan as a result of the tsunami and earthquake in March 2011, the Government conducted additional safety inspections on nuclear power plants by a group of experts from governmental authorities, civic groups and academia. As a result of such inspections, the Government required KHNP to perform 46 comprehensive safety improvement measures. As of December 31, 2023, KHNP has completed implementation of 45 measures and is currently implementing one last measure. The Government also established the Nuclear Safety & Security Commission in October 2011 for neutral and independent safety appraisals. KHNP developed ten additional measures through benchmarking of overseas cases and internal analysis of current operations. As of December 31, 2023, KHNP has completed implementation of all ten measures.

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

Three bills relating to the disposal of SNFs were proposed by the National Assembly as of the end of 2023. Currently, the National Assembly Standing Committee is examining the above bills as a merged bill. These three bills include the plan for construction and operation for an intermediate storage facility and a disposal facility, and an on-site SNFs storage facility on nuclear power plants.

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

KHNP has accumulated decommissioning costs as a liability since 1983. The decommissioning costs of nuclear facilities are defined by the Radioactive-Waste Management Act, which requires KHNP to credit annual appropriations separately. These costs are estimated based on studies conducted by the relevant committees, and are reviewed by the Ministry of Trade, Industry and Energy every two years. As of December 31, 2023, KHNP was required to accrue Won 26,330 billion for the costs of dismantling and decontaminating existing nuclear power plants, which consisted of dismantling costs of nuclear plants of Won 21,647 billion and decommissioning costs of spent nuclear fuels and radioactive waste of Won 4,683 billion.

Overseas Activities

We are engaged in a number of overseas activities. Such activities help us diversify our revenue streams by leveraging our and our subsidiaries’ operational experience from providing a full range of services from power plant construction to specialized engineering and maintenance services. We are also able to build strategic relationships with countries that are or may become our fuel providers.

We have continuously expanded our overseas projects starting with an oil-fired power plant in Malaya, the Philippines in 1995. As of the end of December 2023, we are engaged in 39 projects in 18 countries across Asia, Middle East, Latin America, North America, Africa and Oceania. The total installed capacity amounts to 28,495 megawatts, comprising of 18,977 megawatts of coal-fired power plants, 5,600 megawatts of nuclear power plant and 3,918 megawatts of renewable energy power plants.

Throughout the years, we have sought to expand our project portfolio to include the construction and operation of conventional thermal generation units, nuclear generation units and renewable energy power plants, transmission and distribution network and mining and development of fuels. While strategically important, we believe that our overseas activities, as currently being conducted, are not in the aggregate significant in terms of scope or amount compared to our domestic activities. In addition, a number of the overseas contracts currently being pursued are based on non-binding memoranda of understanding and the details of such projects may significantly change during the course of negotiating the definitive agreements.

In October 2020, we stated that we intend to focus on low-carbon and eco-friendly overseas projects, such as new and renewable energy and combined-cycle gas power generation and not pursue new projects in coal-fired power plants. For our overseas coal-fired power plant projects, we intend to sell them in multiple stages by analyzing the conditions of the sale, including the valuation of projects, identification of potential buyers, consultation with stakeholders and prioritization of better deals. We also aim to carry out our combined-cycle gas power generation projects on the condition that they adopt new technologies, such as ammonia or hydrogen co-firing and carbon capture, utilization and storage (CCUS), which can reduce carbon emissions. In the long run, we aim to achieve carbon neutrality by reorganizing our business portfolio to focus on decarbonization, renewable energy and new businesses.

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

On October 20, 2016, in order to foster a long-term strategic partnership and stable management of the units’ post-construction we entered into an investment agreement with ENEC to jointly establish Barakah One

PJSC, a special purpose company which will oversee the operation and management of the nuclear power plant currently being constructed in Barakah, UAE. Barakah One PJSC is mainly capitalized with loans in the amount of US$19.6 billion and equity of US$4.7 billion. We have an 18% equity interest in Barakah One PJSC, and also have an 18% equity interest in Nawah Energy Company, a subsidiary of ENEC, which will also be responsible for the operation and maintenance of the Barakah nuclear power plant. On December 20, 2018, the board of directors of KEPCO resolved to invest additional US$380 million in Barakah One PJSC. With the additional investment, KEPCO’s total capital investment amount in Barakah One PJSC is expected to be US$1.28 billion. Actual capital contribution will be made at the time when commercial operation of Unit #4 is commenced. KEPCO’s equity interest in the project is 18%, which remains unchanged. The total project cost of the Barakah nuclear power plant is expected to be approximately US$29.5 billion. Barakah One PJSC successfully achieved the commercial operation of Unit #1, #2 and #3 of Barakah nuclear power plant in April 2021, March 2022 and February 2023 respectively, with an expected plant life span of 60 years. Unit #4 of the UAE nuclear power plant accomplished grid connection within three weeks from the first operation in March 2024. Unit #4 is scheduled to commence commercial operation this year following the final commissioning test, including the upcoming power ascension test.

On August 25, 2022, KHNP signed a contract for the construction of turbine islands in El Dabaa nuclear power plant project in Egypt with Atomstroyexport JSC (“ASE JSC”), a subsidiary of Rosatom. ASE JSC had won an order for El Dabaa project from Egyptian Atomic Energy Agency (NPPA) in 2017 to build a nuclear power plant that consists of four reactors of which capacity is 1,200 megawatts each. KHNP will construct about 80 buildings and structures including turbine islands in four units of El Dabaa and supply equipment. The construction of the project began in 2023 and is planned to be completed in 2029.

On June 27, 2023, KHNP entered into a contract for construction of a tritium removal facility at Cernavoda nuclear power plant site in Romania. The procurer is S.N.NUCLEARELECTRICA S.A., a government owned organization that operates two units of CANDU reactors at Cernavoda. The value of the contract is about 193 million Euros. KHNP will provide engineering (based on the design of the tritium removal facility provided by the client), procurement, construction (EPC) and commissioning services. The term is 50 months and the commencement date is July 23, 2023.

Non-nuclear Generation Projects

We are currently engaged in two major power projects in the Philippines: (i) a minority ownership of SPC Power Corporation, a local utility corporation engaged in independent power generation, electricity distribution and other businesses, and (ii) CFBC Coal Power Plant, a 200-megawatt power plant in Cebu on a build, operate and own basis. The plant construction was completed in May 2011 and it will be operated until 2036. The project cost of the CFBC Coal Power Plant was US$451 million, which was project-financed on a limited recourse basis. To fulfill our responsibility for carbon neutrality, we are currently planning to sell our interests in SPC Power Corporation and the CFBC Coal Power Plant.

In April 2007, we formed a limited partnership with Shanxi International Electricity Group and Deutsche Bank, which was approved by the Chinese government, to develop and operate power projects in Shanxi Province, China. The total capital investment in these projects amounted to US$1.33 billion, of which our capital investment was US$450 million. We expect to participate in the operation of the project for 50 years ending in 2057. The total capacity of these projects is 9,292 megawatts and our equity interest in the partnership is 34%.

In July 2008, a consortium consisting of us and Xenel of Saudi Arabia won the bid to build, own and operate a gas-fired power plant with installed capacity of 373 megawatts in Al Qatrana, near Amman, and we entered into definitive agreements in October 2009. Construction of this project was completed in December 2011, and the plant is currently in operation and will operate until 2035. The total project cost was US$461 million, out of which the consortium made an equity contribution of US$143 million and the remainder was funded by debt financing. We and Xenel own 80:20 equity interests in the project, respectively. As part of the asset rationalization plan for our overseas projects in operation, we are planning to sell a portion of our equity interest in Al Qatrana project.

In December 2008, we formed a consortium with ACWA Power International of Saudi Arabia and submitted a bid for the 1,204-megawatt oil-fired power project in Rabigh, Saudi Arabia. In March 2009, we were selected as the preferred bidder and in July 2009, we entered into a power purchase agreement (“PPA”) with Saudi Electricity Company. Construction of the project was completed in April 2013, and we will participate in the operation of the plant for 20 years. The total project cost was approximately US$2.5 billion. We currently hold a 40.0% equity interest in the joint venture, Rabigh Electricity Company, which operates the project.

In August 2010, we led a consortium and won the bid to build, own and operate the 433-megawatt Norte II gas-fueled combined-cycle electricity generation facility in Chihuahua, Mexico, as ordered by the Commission Federal de Electricidad (“CFE”) of Mexico. The consortium established a special purpose vehicle, KST Electric Power Company (“KST”), to act as the operating entity, and in September 2010, KST entered into a PPA with CFE for 25 years until 2038. The total cost of the project was approximately US$427 million and we hold a 56% equity interest in the consortium. Our wholly-owned subsidiary, KEPCO Energy Service Company, currently manages the operation of the project.

In October 2010, a consortium that we are part of was selected by Abu Dhabi Water & Electricity Authority, a state-run utilities provider in the UAE, as the preferred bidder in an international bidding for the construction and operation of the combined-cycle natural gas-fired electricity generation facility in Shuweihat, UAE with aggregate capacity of 1,600 megawatts. Construction was completed in July 2014 and we will operate the plant until 2039. The total project cost was approximately US$1.4 billion, of which 20% was financed through equity investments by the consortium members and the remaining 80% through debt financing.

In January 2012, a consortium consisting of us, Mitsubishi Corporation and Wartsila Development & Financial Services of Finland was selected by National Electric Power Corporation, a state-run electricity provider in Jordan, to build and operate a 573-megawatt diesel engine power project in Al Manakher. Construction of this project was completed in October 2014 and the plant is currently in operation and will be operated until 2039. The total project cost was approximately US$760 million, of which the consortium made an equity contribution of approximately US$190 million and the remainder was funded by debt financing.

In March 2013, a consortium consisting of us and Marubeni, a Japanese corporation, was selected by the Ministry of Industry and Trade of Vietnam for construction and operation of a 1,200-megawatt coal-fired power plant in Thanh Hoa province, Vietnam. The construction was started in July 2018 and completed in July 2022. The plant is currently in operation and will operate until 2048. The total project cost is approximately US$2.5 billion, of which 24% have been funded by equity contribution and the remaining 76% by debt financing. The share capital of the special purpose entity in charge of this project is US$568 million, and we, Marubeni and Tohoku Power hold 50%, 40% and 10% equity interest in the special purpose entity, respectively.

In November 2019, we entered into an energy conversion agreement comprising of a PPA with the Guam Power Authority for a term of 25 years to construct and operate Ukudu gas-fired power plant in Guam, United States, including a 198-megawatt gas-fired power plant. We and EWP hold 60% and 40% shares in the project, respectively. The total project cost is expected to be approximately US$765 million, and we expect to invest US$92 million for the equity interest. The construction of the project started on May 31, 2022 and the plant is planned to start operating in September 2025. The plant is expected to be operated as a base load generator, replacing old heavy fuel power plants in Guam.

In January 2020, Pulau Indah Power Plant in Malaysia, a special purpose company that we own 25% of the shares, received a Letter of Notification to develop 1,200 megawatts combined-cycle gas-fired power plant from the Energy Commission of Malaysia, the host of the project. The construction started in December 2020 and is expected to be completed by August 2024. The total project cost is expected to be approximately

US$805 million, and we expect to invest approximately US$40 million for equity interest. We signed a PPA in August 2020 with Tenaga Nasional Berhad, which will be effective from August 2024 for a period of 21 years.

On June 30, 2020, the board of directors approved our plan to invest US$51 million in the expansion of two coal-fired power plants, Java 9 and Java 10, on the Indonesian island of Java. We will invest together with PT Perusahaan Listrik Negara (“PLN”), an Indonesian state electricity company, and PT Barito Pacific Tbk., an Indonesian company. The total investment will be approximately US$3.39 billion and we, PLN and Barito Pacific will respectively own 15%, 51% and 34% shares in the joint venture. The joint venture will manage the construction of two units of 1,000-megawatt generation capacity. The construction of Java 9 is expected to be completed in the fourth quarter of 2024 and Java 10 is expected to be completed in the first quarter of 2025. The joint venture is a party to a 25-year PPA with PLN.

On October 5, 2020, the board of directors approved our plan to invest US$203 million in the construction of Vung Ang 2 coal-fired power plant in Vietnam in exchange for 40% shares in the project. The new plant will be located in Ha Tinh Province, Vietnam, adjacent to Vung Ang 1 power plant and will consist of two units with 600 megawatts generation capacity each. We started the construction in October 2021 and the power plant is expected to be completed in 2025. Diamond Generating Asia, a subsidiary of Mitsubishi Corporation, a Japanese corporation, is the main sponsor of this project. We will operate this plant together with other co-investors for 25 years.

In September 2022, we entered into an energy conversion agreement with Saudi Aramco with regard to the cogeneration plant at Jafurah, in the Kingdom of Saudi Arabia. Pursuant to the agreement, we will build a cogeneration plant with a capacity of approximately 317 megawatts of electricity generation and 694 kilo pounds per hour of steam output. When the construction is complete, this plant will supply electricity and steam to Jafurah Gas Plant for twenty years. We and Saudi Aramco hold 60% and 40% shares in the project respectively and the total project cost is approximately US$527 million. We started construction in the fourth quarter of 2022 and expect to commence commercial operation in October 2025.

Renewable Energy, Transmission & Distribution Projects

We are currently pursuing overseas projects to increase sales and net profit from renewable energy and grid projects, diversify our businesses and actively address climate change. Specifically, we are looking at offshore wind power market, grid investment projects and large-scale clean development mechanism projects. We plan to expand our projects while aligning to the energy transition trend toward carbon neutrality.

Since 2004, joint ventures between us and China Datang Corporation of the People’s Republic of China have built and operated a number of wind farms in Inner Mongolia, Liaoning and Gansu provinces. We own 40% of these joint ventures, whose equity in the aggregate amount is approximately US$450 million. The projects are funded one-third by equity contributions and two-thirds by debt financing. As of December 31, 2023, the joint venture operates 22 wind farms with a total capacity of 1,017 megawatts and a 7-megawatt photovoltaic power station.

In December 2015, we entered into an agreement with the Ministry of Energy and Mineral Resources of Jordan to build, own and operate a wind farm with installed capacity of 89.1 megawatts in Fujeij in Ma’an Governorate, Jordan. Commercial operations commenced on July 14, 2019. Total project cost of approximately US$181 million was financed 40% by our equity investment and 60% by debt financing. As part of the asset optimization plan for our overseas projects under operation, we are currently planning to sell a portion of our equity interest in Fujeij project.

In June 2015, we entered into a memorandum of understanding with Energy Product (“EP”), a Japanese local developer, to build, own and operate a photovoltaic power station with a capacity of 28 megawatts, together with a 13.7-megawatt-hour energy storage system, in Chitose, Hokkaido Prefecture in Japan. The power station began operating in July 2017. Total project cost is approximately JPY 10.9 billion, of which 20% was financed through 80:20 equity investments by us and EP. In July 2021, our 15.1% equity interest and the entire equity stake of EP was sold to NH-Amundi. As a result, we now hold 65% and NH-Amundi holds 35% of the total equity interest.

In August 2016, we entered into a Purchase and Sale Agreement with Cogentrix Solar Holdings to operate a photovoltaic power station in Colorado, United States, with a capacity of 30 megawatts for 25 years. The total project cost is approximately US$85 million, of which 50.1% was financed through 50.1:49.9 equity investments by us and a private equity fund formed by us and National Pension Service. It was our first foray into the North American power market. The sale of the power plant has been completed in 2022 and the liquidation of the business was completed in the fourth quarter of 2023.

In June 2017, we won a project to build, own and operate a photovoltaic power station with a capacity of 60 megawatts and a 32 megawatt-hour energy storage system in Guam, United States for 25 years. The total project cost was approximately US$186 million, and we financed 23% of the cost through equity investment and held 100% of the equity interest. The remaining 77% was funded through debt and tax equity financing. We have entered into a PPA with Guam Power Authority in August 2018. The construction of the project started in May 2020 and commercial operation commenced in June 2022. The entire volume of electricity generated from the power station will be purchased by Guam Power Authority until 2047.

In December 2023, a consortium led by us was nominated as a preferred bidder for another renewable energy project in Guam. Our consortium will be developing a new photovoltaic power generation station plus a battery energy storage system, with an expected capacity of 132 megawatts and 326 megawatt-hour, respectively. The entire volume of electricity generated from the power station will be purchased by Guam Power Authority for 25 years.

In September 2017, we entered into an agreement with Recurrent Energy to operate 3 solar photovoltaic projects in southern California, United States, with a capacity of 235 megawatts for 34 years. KEPCO partnered with Corporate Partnership Fund, a Korean private equity fund. We invested US$ 38 million in the project.

In October 2018, we entered into a Share Purchase Agreement and Share Subscription Agreement to operate a photovoltaic power station with a capacity of 50 megawatts in Calatagan in the Philippines. We own 38% interest and financed PHP 2.25 billion (approximately US$ 42.8 million) for the project, of which 80% was financed through equity investments and the remaining 20% through debt financing.

In October 2019, KEPCO and Sprott Korea as a consortium entered into a Share Purchase Agreement and Shareholders Agreement with Canadian Solar INC to develop and operate a photovoltaic power station with a capacity of 294 megawatts in Sonora and other states of Mexico for 35 years. We invested US$ 41 million in the project, and the transaction marks KEPCO’s first investment in the solar market in Mexico. The construction of the first power station in Horus, Mexico was completed in November 2020 and operation began in February 2023. Other power stations in Tastiota and El Mayo are expected to start commercial operation in 2024.

In December 2021, a consortium comprising us, Japan’s Kyushu Electric Power Co., Inc. and Électricité de France has been nominated as a successful bidder for the HVDC-VSC subsea transmission system construction and operation project of UAE announced by the Abu Dhabi National Oil Company (“ADNOC”), and clinched the deal through an international tender against numerous competitors. This project will supply power for the offshore production and operations facilities of ADNOC, by constructing and operating for 35 years a subsea transmission system along 2 routes with a total length of 259 kilometers. This mega project is worth US$3.8 billion and is expected to generate a stable profit through a long-term transmission agreement with the procurer for 35 years. The construction of the project was commenced in September 2022.

In August 2023, we entered into an agreement with Ministerio de Energía y Minas to construct and expand three 138/12.5 kilovolts distribution substations in the Dominican Republic. In total, 200 megavolt-ampere of transformation facilities will be constructed at the expected total project cost of US$ 38 million. We will be in charge of design, procurement and construction, and we expect to complete construction of the substations by April 2025.

Exploration and Production Projects

Previously, we were engaged in a bituminous coal mining project in Bylong, Australia. In July 2015, KEPCO Bylong submitted a development application to the State Government of New South Wales (the “NSW”) of Australia. In September 2019, the Independent Planning Commission of the NSW, i.e., the state regulator, refused to accept our development application. After many rounds of legal proceedings, our request for appeal to the High Court of Australia was finally rejected in February 2022. As of December 31, 2023, we have invested approximately KRW 810 billion in the Bylong project and the impairment loss has accrued to approximately KRW 554 billion. We are currently reviewing various alternative plans to minimize our loss.

Our nuclear generation subsidiary, KHNP, is also pursuing development projects for procurements of uranium in countries including Canada, France and Niger.

Our subsidiaries, KOSEP, KOMIPO, KOWEPO, KOSPO and EWP, have been engaged in mining projects in Kalimantan, Indonesia, collectively holding a 20% equity interest in PT Bayan Resources TBK. We are currently working on a plan to sell a portion of our equity interest in such projects.

North Korea

Gaeseong Industrial Complex

Since 2005, we have provided electricity to the industrial complex located in Gaeseong, North Korea, which was established pursuant to an agreement made during the summit meeting of the two Koreas in June 2000. The Gaeseong Industrial Complex is the largest economic project between the two Koreas and is designed to combine Korea’s capital and entrepreneurial expertise with the availability of land and labor of North Korea. In March 2005, we built a 22.9 kilovolt distribution line from Munsan substation in Paju, Gyeonggi-do to the Gaeseong Industrial Complex and became the first to supply electricity to pilot zones such as ShinWon Ebenezer. In April 2006, we started to construct a 154 kilovolt, 16 kilometer transmission line connecting Munsan substation to the Gaeseong Industrial Complex as well as Pyunghwa substation in the complex and began operations in May 2007.

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

As of December 31, 2023, the book value of our facility located at the Gaeseong Industrial Complex was Won 12.1 billion. For the year ended December 31, 2023, there are no trade receivables related to the companies residing in Gaeseong industrial complex. It is currently uncertain if we can exercise the property rights for our facility in the Gaeseong Industrial Complex. No assurance can be given that we will not experience any material losses as a result of the suspension of this project or failure of the project as a result of a breakdown or escalation of hostilities in the relationship between Korea and North Korea. See Item 3.D. “Risk Factors—Risks Relating to Korea and the Global Economy—Tensions with North Korea could have an adverse effect on us and the market value of our shares.”

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

Substantial liability may result from the operations of our nuclear generation units, the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP maintains property and liability insurance against risks of its business to the extent required by the related law and regulations or considered as appropriate and otherwise self-insures against such risks. KHNP carries insurance for its generation units against certain risks, including property damage, nuclear fuel transportation and liability insurance for personal injury and property damage. KHNP carries property damage insurance covering up to US$1 billion per accident for all properties within its plant complexes, which includes property insurance coverage for acts of terrorism up to US$300 million and for breakdown of machinery up to US$300 million. In addition to the insurance on operating nuclear power generation units, KHNP has construction insurance for Saeul #3 and #4 (formerly named as Shin-Kori #5 and #6 and Shin-Hanul #1 and #2. KHNP maintains nuclear liability insurance for personal injury and third-party property damage for coverage of up to 300 million Special Drawing Rights, or SDRs, which amounts to approximately US$402.9 million, at the rate of 1 SDR = US$1.342940 as posted on the Internet homepage of the International Monetary Fund on July 31, 2023 per plant complex, for a total coverage of 1.8 billion SDRs. KHNP is also the beneficiary of a government indemnity with respect to such risks for damage claims of up to Won 300 million SDRs per nuclear plant complex, for a total coverage of 1.8 billion SDRs. Under the Nuclear Damage Compensation Act of 1969, as amended, KHNP is liable only up to 900 million SDRs, per single accident per plant complex; provided that such limitation will not apply where KHNP intentionally causes harm or knowingly fails to prevent the harm from occurring. KHNP will receive the Government’s support, subject to the approval of the National Assembly, if (i) the damages exceed the amount of insurance coverage and (ii) the Government deems such support to be necessary for the purposes of protecting damaged persons and supporting the development of nuclear energy business. KHNP carries insurance for its generation units and nuclear fuel transportation, and we believe that the level of insurance is generally adequate and is in compliance with relevant laws and regulations. In addition, KHNP is the beneficiary of government indemnity which covers a portion of liability in excess of the insurance. However, such insurance is limited in terms of amount and scope of coverage and does not cover all types or amounts of loss which could arise in connection with the ownership and operation of nuclear plants. Accordingly, material adverse financial consequences could result from a serious accident or a natural disaster to the extent it is neither insured nor covered by the government indemnity. See Item 3.D. “Risk Factors—Risks Relating to KEPCO—The amount and scope of coverage of our insurance are limited.”

Competition

As of December 31, 2023, we and our generation subsidiaries owned approximately 57.6% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use). New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial condition and results of operations.

In particular, we compete with independent power producers with respect to electricity generation. The independent power producers accounted for 33.4% of total power generation in 2023 and 42.4% of total generation capacity as of December 31, 2023. As of December 31, 2023, there were 35 independent power producers in Korean electricity market, excluding 6,184 renewable energy producers. Since 2013, private enterprises are permitted to own and operate coal-fired power plants in Korea as the Ministry of Trade, Industry and Energy approved plans for independent power producers to construct coal-fired power plants under the Sixth Basic Plan announced in February 2013. Under the Tenth Basic Plan announced in January 2023, three coal-fired power plants are planned to be constructed by independent power producers by 2024. One of the three coal-fired power plants planned for construction was completed in 2023, and two are expected to be completed in 2024. While it remains to be seen whether construction of these generation units will be completed as scheduled, if these units were to be completed as scheduled and/or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease.

An amendment to the Electric Utility Act is underway that will enable us to directly participate in the development of renewable power generation. Under the current Electric Utility Act, a single business entity cannot participate in two or more types of electric businesses. Notwithstanding the foregoing, our power generation subsidiaries are allowed to participate in the development of renewable power generation and we may also do so by forming new entities to participate in such development. The proposed amendment allows a market-type public institution like us to participate in renewable power generation business to a limited degree. The amendment bill proposed in July 2020 is currently pending deliberation by the Korean National Assembly, but its future remains unclear. If the bill passes, we intend to pursue renewable power generation projects such as large-scale offshore wind power.

In addition, under the Community Energy System adopted by the Government in 2004, a minimal amount of electricity is supplied directly to consumers on a localized basis by independent power producers outside the cost-based pool system. Such system is used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. The purpose of this system is to geographically decentralize electricity supply and thereby reduce transmission losses and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. As of March 31, 2024, the aggregate generation capacity of suppliers participating in the Community Energy System amounted to less than 2% of that of our generation subsidiaries in the aggregate. We currently do not expect the Community Energy System to be widely adopted, especially in light of the significant level of capital expenditure required for such direct supply. However, if the Community Energy System is widely adopted, it may erode our currently dominant market position in the generation and distribution of electricity in Korea and may have a material adverse effect on our business, results of operations and financial condition.

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

As of December 31, 2023, the legal reserve was Won 1,605 billion and the voluntary reserve was Won 2,812 billion. The voluntary reserve consisted of Won 2,272 billion for investment in social overhead capital, Won 330 billion for research and human development and Won 210 billion for equalizing dividends. For the avoidance of doubt, all such reserves were calculated on a consolidated basis.

As we experienced net losses for the last three years as global energy prices increased significantly and the power purchase costs increased accordingly, we issued more debt securities than before to meet increased working capital requirement. On December 28, 2022, the National Assembly of Korea passed an amendment to Article 16 of KEPCO Act which increased our debt ceiling on total outstanding debt securities on a separate basis to be no greater than five times (or six times if the Minister of the Ministry of Trade, Industry and Energy approves if it is urgently required to resolve a business crisis situation) the sum of our share capital and reserves updated at the end of each year. Such share capital and reserves are calculated on a separate basis under the KEPCO Act. Before such amendment, our debt ceiling was two times the sum of our share capital and reserves. Such increase in debt ceiling will be effective until December 31, 2027 and we may make use of the new debt ceiling to issue more debt securities to cover our losses, refinance existing debt and finance new capital expenditures. However, if the sum of our share capital and reserves decreases (including as a result of continued significant net losses), our debt ceiling will decrease as well and there will be no assurance that we can meet our funding requirements for capital or operational expenditures or debt repayment obligations, which situation could have a material adverse impact on our business, results of operations and financial condition.

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

The Electric Utility Act requires that licenses be obtained in relation to generation, transmission, distribution and sales of electricity, with limited exceptions. We hold the license to transmit, distribute and sell electricity. Each of our six generation subsidiaries holds an electricity generation license. The Electric Utility Act governs the formulation and approval of electricity rates in Korea. See “—Sales and Customers—Electricity Rates” above. An amendment to the Electric Utility Act is underway that will enable us to directly participate in the development of renewable power generation. Under the current Electric Utility Act, a single business entity cannot participate in two or more types of electric businesses. Notwithstanding the foregoing, our power generation subsidiaries are allowed to directly participate in the development of renewable power generation and we may also do so by forming new entities to participate in such development. The amendment bill proposed in July 2020 is currently pending deliberation by the Korean National Assembly, but its future remains unclear. If the bill passes, we intend to pursue renewable power generation projects such as large-scale offshore wind power.

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

In 2023, we implemented additional measures to accelerate our financial stabilization. The measures included extension of the existing financial stabilization plan, sale of additional assets (including saleable assets in the greater Seoul region and investment shares), lease of office buildings, downsizing of headquarters and business office re-organizations and launching an emergency management innovation committee within our company. Also, we expanded our debt ceiling by interim dividends of Won 3.2 trillion from our subsidiaries in December 2023.

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

The university, which is called as Korea Institute of Energy Technology (“KENTECH”) is a research and entrepreneurship-oriented university specializing in the energy field and aims to be a small yet robust university with approximately 100 faculty members and 1,000 students. On April 17, 2020, the Ministry of Education authorized us to form a legal entity for the university. The total funding expected through 2025, which is when the university’s organization is expected to be completed, is Won 828.9 billion, excluding the land that was freely endowed to us.

The funding for establishing the university will be jointly borne by us and the central and municipal governments. We plan to cooperate and coordinate with the central and municipal governments through an intra-governmental university establishment and support committee.

For ten years after the commencement of the university in 2022, we expect to receive funding (to be used as expenses for operating the university) from the municipal government in the amount of Won 200 billion. In addition, we expect to receive funding from the central government that is at least in the same amount as we expect to receive from the municipal government. After taking into account the funding from the governments, we anticipate our contribution to the university through 2025 to be approximately Won 500 billion depending on the amount of contribution from the central government.

On August 8, 2019, our board of directors resolved to make an initial contribution of Won 60 billion for the promotion, initial operation and the design of the university campus, and the contribution was made in 2020. On March 24, 2021, a special law was passed in the National Assembly and finally enacted on April 1, 2021, giving an autonomy to the university and laying out the basis for direct financial support from the central and municipal governments. On May 21, 2021, our board resolved to make an additional contribution of Won 64.5 billion to the university and Won 41.3 billion of such contribution was made in December 2021. The remaining contribution of Won 23.2 billion was made by our affiliates. In addition, on July 15, 2022, our and our affiliates’ boards of directors decided to contribute Won 47.9 billion for funding the construction and operation of major campus facilities and completed the contribution in December 2022. In 2023, they decided to contribute additional Won 110.6 billion, of which we contributed Won 70.8 billion and our affiliates contributed the remaining Won 39.8 billion. In February 2024, our board of directors decided to contribute Won 76.6 billion to the university’s operating fund. The final contribution amount will be determined through discussions with the university and the Government.

On March 2, 2022, KENTECH held its first entrance ceremony with congratulatory remarks from the President of Korea. In 2024, the university is expected to have a total enrollment of 313 undergraduate students and 132 graduate students.

Currently, we are striving to adjust facility costs and tighten the budget of KENTECH as part of our initiative to improve our financial conditions. In order to minimize potential financial risks, we plan to let the university generate its own profits too, by, for example, attracting development funds and research and development investments and commercializing new technology among other means. Despite our efforts and anticipated funding from the municipal and central governments, we cannot assure you that the magnitude of our expected or actual contribution to the university will not have material adverse effects on our profit margins, results of operations or cash flows.

Proposed Sale and Purchase of Equity Interests

KEPCO Engineering & Construction Co., Inc.

Pursuant to the Third Phase of the Public Institution Reform Plan announced by the Government in August 2008, we conducted the initial public offering of Korea Engineering and Construction Co., Inc., or KEPCO E&C formerly known as Korea Power Engineering Co., Ltd., in December 2009 for gross proceeds to us of Won 165 billion, following which we owned 77.9% of KEPCO E&C’s shares. In furtherance of the Public Institution Reform Plan and to improve our financial profile, we sold our equity interests representing 3.1%, 4.0%, 4.5% and 0.54% of KEPCO E&C shares in November 2011, December 2013, December 2014 and December 2016, respectively, in each case to third party investors. As part of our financial stabilization plan, on June 24, 2022, our board of directors decided additional sale of KEPCO E&C shares. Consequently, we selected three financial advisors on September 15, 2022 and are discussing transaction schedule with them. We sold 14.77% of KEPCO E&C’s shares on December 27, 2023. We currently hold a 51.0% equity interest in KEPCO E&C.

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

Cybersecurity

Cybersecurity presents an ever-evolving challenge to the electric power industry, and we and our generation subsidiaries have identified cybersecurity as a key enterprise risk. Our operations require the continuous availability of critical information and operational technology systems, sensitive customer and employee data, and infrastructure information, all of which are targets for malicious actors. In order to effectively respond to such cybersecurity risk, we have established various cybersecurity management systems and cybersecurity threat response solutions and have also implemented other prevention and response measures.

In accordance with laws and regulations, we have established and implemented a cybersecurity management system, which is called “Cybersecurity GRC System,” through which we identify, evaluate and manage cybersecurity risks. Additionally, the National Intelligence Service and the Ministry of Trade, Industry and Energy perform regular audits to identify, evaluate and manage material risks from cybersecurity threats in accordance with the Basic Guidelines for National Information Security and the detailed guidelines for information security issued by the Ministry of Trade, Industry and Energy.

We have formed an Information Security Committee under the supervision of our information security department. The Information Security Committee’s responsibilities include, among others, conducting investigations into cybersecurity incidents and developing preventive strategies. Moreover, we and our generation subsidiaries have jointly established a Cybersecurity Committee, a cybersecurity oversight group comprised of senior management teams of the respective companies, including Chief Information Security Officers, to monitor cybersecurity policies and provide strategic direction for the prevention, detection, mitigation and remediation of cybersecurity risks.

We use contractual terms to impose cybersecurity requirements on third-party service providers for compliance with our cybersecurity policies, including the requirement to immediately inform us of any occurrence of cybersecurity threats during the provision of their service. We and our generation subsidiaries conduct training, policies, technical and procedural controls and mitigation plans to address risks from cybersecurity threats.

In anticipation of the amendment of the Act on Promotion of Information and Communications Network Utilization and Information Protection in January 2020, we designated a Chief Information Security Officer (“CISO”) who is dedicated to cybersecurity management. In late 2020, we reorganized our security management organization to enhance its independence by transferring it from our Safety and Security Department to Co-prosperity and Cooperation Division. All material cybersecurity-related matters are promptly notified to the CISO, who provides updates on security control to the head of the Co-prosperity and Cooperation Division on a weekly basis. Under further amendment to the Act on Promotion of Information and Communications Network Utilization and Information Protection in December 2021, our generation subsidiaries also designated a CISO and reported their designation to the Ministry of Science and ICT of the Government.

Since 2021, we have formed a team in collaboration with the National Intelligence Service and other institutions to participate in the international cybersecurity attack and defense exercise (Locked Shields) hosted by the NATO Cooperative Cyber Defense Centre of Excellence. By participating in this exercise, we are able to enhance our ability to collaborate against cybersecurity attacks on critical infrastructure. In addition, since 2021, for the first time as a public corporation in Korea, we have started hosting annually the Electric Sector Cybersecurity Contest, in which more than 20 organizations, including our generation subsidiaries, universities, and high schools, participate. By hosting this competition, we are bolstering our capacity to respond to cybersecurity attacks on power grids jointly with our generation subsidiaries and attracting skilled information security personnel to join us.

In 2021, we introduced personal information pseudonym processing system. In order to prevent the leakage of personal information, we have also implemented Digital Rights Management (DRM) and personal information detection solution on our computers. To strengthen personal information protection, we assigned a dedicated staff to manage personal information protection in 2022, implemented personal information detection solution used in data transmission between internal and external networks, and established personal information exposure detection system that automatically detects when personal information is present or exposed on an Internet website.

In 2023, we implemented comprehensive measures to address ransomware threats targeting our electric power infrastructure. This included tailored solutions and reinforcement of our ICT system’s backup and recovery capabilities. Furthermore, we established and fully operationalized a backup security control center to ensure continued responses to cybersecurity threats during potential disasters. Collaborating with the Korea Internet & Security Agency, we introduced security enhancement initiatives such as the “Bug Bounty” program. Additionally, we developed and deployed automatic security vulnerability diagnosis software to identify and fix cybersecurity blind spots. Our aim is to establish a robust system that not only prevents cybersecurity threats but also enables swift responses in case of a breach.

KHNP is also continuing to strengthen our security management system by maintaining the international security standard, ISO27001, and the Korean standard, Personal Information & Information Security Management System certification. In September 2019, KHNP established an organization dedicated to nuclear control security in accordance with the Government’s strengthened information security regulation. Also, in 2023, KHNP established the Control System Security Section within the Cyber Security Control Center to strengthen cybersecurity response capabilities.

Item 4.C. Organizational Structure

As of December 31, 2023, we have 166 subsidiaries, 99 associates and 111 joint ventures (not including any special purpose entities).

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

The table below sets forth each of our associates and joint ventures as of December 31, 2023 by name, the percentage of our shareholdings and their principal activities.

	Ownership (%)	Principal Activities
Associates:
Korea Gas Corporation	20.47	Importing and wholesaling LNG
Korea Electric Power Industrial Development Co., Ltd.	29.00	Electricity metering and others
YTN Co., Ltd.(1)	21.43	Broadcasting
Gangwon Wind Power Co., Ltd.(2)	15.00	Power generation
Hyundai Green Power Co., Ltd.	29.00	Power generation equipment consignment and operation service
Korea Power Exchange(3)	100.00	Management of power market and others
Taebaek Guinemi Wind Power Co., Ltd.(29)	67.25	Power generation
Daeryun Power Co., Ltd.(2)	6.85	Power generation
KNH Solar Co., Ltd.	27.00	Power generation
SPC Power Corporation(30)	38.00	Power generation
Gemeng International Energy Co., Ltd.	42.00	Power generation
PT. Cirebon Electric Power	27.50	Power generation
KNOC Nigerian East Oil Co., Ltd.(4)	14.63	Resources development
KNOC Nigerian West Oil Co., Ltd.(4)	14.63	Resources development
PT Wampu Electric Power	46.00	Power generation
PT. Bayan Resources TBK	20.00	Resources development
S-Power Co., Ltd.	49.00	Power generation
Pioneer Gas Power Limited	38.50	Power generation
Xe-Pian Xe-Namnoy Power Co., Ltd.	25.00	Power generation

	Ownership (%)	Principal Activities
Associates:
PT. Mutiara Jawa	29.00	Manufacturing and operating floating coal terminal
Samcheok Eco Materials Co., Ltd.(5)	25.54	Recycling fly ashes
Noeul Green Energy Co., Ltd.	29.00	Power generation
Goseong Green Power Co., Ltd.	29.00	Power generation
Gangneung Eco Power Co., Ltd.(2)	29.00	Power generation
Shin Pyeongtaek Power Co., Ltd.	40.00	Power generation
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	28.00	Power generation
Dongducheon Dream Power Co., Ltd.(6)	33.61	Power generation
Jinbhuvish Power Generation Pvt. Ltd.(2)	5.16	Power generation
Daejung Offshore Wind Power Co., Ltd.	46.59	Power generation
GS Donghae Electric Power Co., Ltd.	34.00	Power generation
Daegu Photovoltaic Co., Ltd.	29.00	Power generation
Busan Green Energy Co., Ltd.	29.00	Power generation
Hansuwon KNP Co., Ltd.	28.98	Electric material agency
Korea Electric Power Corporation Fund(7)	98.09	Developing electric enterprises
Energy Infra Asset Management Co., Ltd.(2)	9.90	Asset management
Daegu clean Energy Co., Ltd.	28.00	Renewable power generation
Yaksu ESS Co., Ltd.	29.00	Installing ESS related equipment
Nepal Water & Energy Development Company Private Limited(8)	68.88	Construction and operation of utility plant
Gwangyang Green Energy Co., Ltd.	20.00	Power generation
PND Solar Co., Ltd.	29.00	Power generation
Hyundai Eco Energy Co., Ltd.(2)	19.00	Power generation
YeongGwang Yaksu Wind Electric Co., Ltd.(2)	9.63	Power generation
Green Energy Electricity Generation Co., Ltd.	29.00	Power generation
Korea Energy Solutions Co., Ltd.	20.00	R & D
ITR Co., Ltd.	10.00	R & D
STN Co., Ltd. (formerly known as Structure test network Co., Ltd.)	20.00	Technical testing and consulting
Indeck Niles Development, LLC	50.00	Power generation
Indeck Niles Asset Management, LLC	33.33	Power generation
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	49.00	Holding company
Suwon New Power Co., Ltd.	39.90	Power generation
Gwangbaek Solar Power Investment Co., Ltd.	44.00	Power generation
Go deok Clean Energy Co., Ltd.	40.00	Fuel cell generation
SureDataLab Co., Ltd.	23.95	R & D
SEP Co., Ltd.	21.26	R & D
Hankook Electric Power Information Co., Ltd.(13)	16.49	R & D
Tronix Co., Ltd.(13)	12.50	R & D
O2&B Global Co., Ltd.	20.00	R & D
Muan Sunshine Solar Power Plant Co., Ltd.	20.00	Power generation
Bigeum Resident Photovoltaic Power Co., Ltd.	29.90	Power generation
Goesan Solar Park Co., Ltd.	29.00	Power generation

	Ownership (%)	Principal Activities
Associates:
Saemangeum Heemang Photovoltaic Co., Ltd.	35.00	Power generation
Bitgoel Eco Energy Co., Ltd.	49.25	Power generation
Jeju Gimnyeong Wind Power Co., Ltd.	30.00	Power generation
Seoroseoro Sunny Power Plant Co., Ltd.	42.58	Power generation
Muan Solar Park Co., Ltd.	20.00	Power generation
YuDang Solar Co., Ltd.	20.00	Power generation
Anjwa Smart Farm & Solar City Co., Ltd.	20.00	Power generation
KPE Green Energy Co., Ltd. (formerly known as Daewon Green Energy Co., Ltd.)	25.36	Power generation
G.GURU Co., Ltd.	24.65	R & D
UD4M Co., Ltd.(10)	12.50	R & D
Dongbu Highway Solar Co., Ltd.	20.00	Power generation
Seobu Highway Solar Co., Ltd.	20.00	Power generation
Korea Energy Data Co., Ltd.	29.37	R & D
Gangneung Sacheon Fuel Cell Co., Ltd.	41.00	Power generation
Kosture Co., Ltd.(2)	4.42	Coal recycling business
Taebaek Gadeoksan Wind Power Co., Ltd.	34.00	Power generation
Chuncheon Green Energy Co., Ltd.	45.00	Power generation
Yeomsubong Wind Power Co., Ltd.(11)	29.00	Power generation
Yeongyang Wind Power Corporation II	30.00	Power generation
Haeparang Energy Co., Ltd.	25.00	Power generation
Saemangeum Sebit Power Plant Co., Ltd.(12)	55.14	Power generation
Boulder Solar III, LLC	30.00	Power generation
PlatformN. Co., Ltd.	29.58	R & D
PT. Cirebon Energi Prasarana(9)	10.00	Power generation
Green Radiation Co., Ltd.(13)	10.00	R & D
Future Convergence Technology Laboratory. Co., Ltd.	20.12	R & D
SC E&G. Co,. Ltd.	20.00	R & D
REC’s Innovation Co., Ltd. (formerly known as Wang San Engineering. Co,. Ltd.)(33)	16.67	R & D
ACE	20.00	R & D
Environment and Energy Co., Ltd.(13)	10.54	R & D
Santiago Solar Power SpA	50.00	Power generation
Yanggu Floating Photovoltaic Power Plant Inc.	29.00	Power generation
Power Embedded	23.33	R & D
Changwon SG Energy Co., Ltd.(13)	18.78	Power generation
Donpyung Technology. Co., Ltd.	20.00	R & D
HORANG ENERGY Inc.	40.00	Power generation
Hoenggye Renewable Energy Co., Ltd	36.12	Power generation
Haman Green Energy Co., Ltd.	35.00	Power generation
Songsan Green Energy Co., Ltd.(21)	60.00	Power generation

Joint Ventures:
Shuweihat Asia Power Investment B.V.	49.00	Holding company
Shuweihat Asia Operation & Maintenance Company(14)	55.00	Maintenance of utility plant
Waterbury Lake Uranium L.P.(15)	30.65	Resources development

	Ownership (%)	Principal Activities
Associates:
ASM-BG Investicii AD	50.00	Power generation
RES Technology AD	50.00	Power generation
KV Holdings, Inc.(30)	40.00	Power generation
KEPCO SPC Power Corporation(14,30)	75.20	Construction and operation of utility plant
Gansu Datang Yumen Wind Power Co., Ltd.	40.00	Power generation
Datang Chifeng Renewable Power Co., Ltd.	40.00	Power generation
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	40.00	Power generation
Rabigh Electricity Company	40.00	Power generation
Rabigh Operation & Maintenance Company Limited	40.00	Maintenance of utility plant
Jamaica Public Service Company Limited	40.00	Power generation
KW Nuclear Components Co., Ltd.	45.00	Manufacturing
Busan Shinho Solar Power Co., Ltd.	25.00	Power generation
Global Trade Of Power System Co., Ltd.(16)	29.00	Exporting products and technology of small or medium business by proxy
Expressway Solar-light Power Generation Co., Ltd.(17)	50.00	Power generation
Amman Asia Electric Power Company(14)	60.00	Power generation
KAPES, Inc.(14)	51.00	R & D
Honam Wind Power Co., Ltd.	29.00	Power generation
Korea Power Engineering Service Co., Ltd.	29.00	Construction and service
Chun-cheon Energy Co., Ltd.	29.90	Power generation
Yeonggwangbaeksu Wind Power Co., Ltd.(16)	15.00	Power generation
Nghi Son 2 Power LLC	50.00	Power generation
Kelar S.A.(14)	65.00	Power generation
PT. Tanjung Power Indonesia	35.00	Power generation
Incheon New Power Co., Ltd.(18)	29.00	Power generation
Seokmun Energy Co., Ltd.	29.00	Power generation
Daehan Wind Power PSC	50.00	Power generation
Barakah One Company(19)	18.00	Power generation
Nawah Energy Company(19)	18.00	Operation of utility plant
Momentum	33.33	International thermonuclear experimental reactor construction management
Daegu Green Power Co., Ltd.(20)	29.00	Power generation
Yeonggwang Wind Power Co., Ltd.	46.00	Power generation
Chester Solar IV SpA	45.00	Power generation
Chester Solar V SpA	45.00	Power generation
Diego de Almagro Solar SpA	45.00	Power generation
South Jamaica Power Company Limited	20.00	Power generation
Daesan Green Energy Co., Ltd.	35.00	Power generation
RE Holiday Holdings LLC	50.00	Power generation
RE Pioneer Holdings LLC	50.00	Power generation
RE Barren Ridge 1 Holdings LLC	50.00	Power generation
RE Astoria 2 LandCo LLC	50.00	Power generation
RE Barren Ridge LandCo LLC	50.00	Power generation
Laurel SpA	45.00	Power generation
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd.(16)	12.37	Power generation
Cheong-Song Noraesan Wind Power Co., Ltd.(15)	29.01	Power generation

	Ownership (%)	Principal Activities
Associates:
Chester Solar I SpA	45.00	Power generation
Solar Philippines Calatagan Corporation	38.00	Power generation
Saemangeum Solar Power Co., Ltd.(21)	81.01	Power generation
Chungsongmeon BongSan wind power Co., Ltd.(16)	29.00	Power generation
Jaeun Resident Wind Power Plant Co., Ltd.(16)	29.00	Power generation
DE Energia SpA	49.00	Power generation
Dangjin Eco Power Co., Ltd.	34.00	Power generation
Haemodum Solar Co., Ltd.	49.00	Power generation
Yangyang Wind Power Co., Ltd.	50.00	Power generation
Horus Solar, S.A. De C.V.(22)	14.95	Renewable power generation
Recursos Solares PV De Mexico II, S.A. De C.V.(22)	14.95	Renewable power generation
Sunmex Renovables, S.A. De C.V.(22)	14.95	Renewable power generation
Stavro Holding II A.B.	20.00	Holding company
Solaseado Solar Power Co., Ltd.	39.00	Power generation
Yeongam Solar Power Co., Ltd.(16)	19.00	Power generation
Samsu Wind Power Co., Ltd.(16)	19.00	Power generation
Pulau Indah Power Plant Sdn. Bhd.	25.00	Power generation
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	29.53	Holding company
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream(14)	90.00	Holding company
PT Barito Wahana Tenaga	30.61	Power generation
Cheongna Energy Co., Ltd.(21)	50.10	Generating and distributing vapor and hot/cold water
Naepo Green Energy Co., Ltd.	29.20	Power generation
Dayone Energy Co., Ltd.(23)	30.66	Power generation
OneEnergy Asia Limited	40.00	Power generation
KAS Investment I LLC(15)	29.89	Holding company
KAS Investment II LLC(15)	29.89	Holding company
Energyco Co., Ltd.	29.00	Power generation
CAES, LLC	36.00	Holding company
Hapcheon Floating Photovoltaic Power Plant Inc.(16)	49.00	Power generation
Busan Industrial Solar Power Co., Ltd.	28.02	Power generation
Bitsolar Energy Co., Ltd.	27.10	Power generation
Pulau Indah O&M Sdn. Bhd.(24)	60.00	Power generation
Guadalupe Solar SpA(24)	60.00	Power generation
Omisan Wind Power Co., Ltd.	42.00	Power generation
Foresight Iberian Solar Group Holding, S.L.(24)	75.00	Power generation
Yeongwol Eco Wind Co., Ltd.	29.00	Power generation
Gurae Resident Power Co., Ltd.	29.00	Power generation
Cheongju Eco Park Co., Ltd.	29.00	Power generation
Enel X Midland Photovoltaic, LLC	20.00	Power generation
Geumsungsan Wind Power Co., Ltd.	29.00	Power generation
KEPCO KPS CARABAO Corp.(18)	40.00	Utility plant maintenance
Prime Swedish Holding AB	45.00	Holding company
Goheung New Energy Co., Ltd.	46.15	Power generation
Gunsan Land Solar Co., Ltd.(24)	75.29	Power generation
CapMan Lynx SCA, SICAR	50.00	Holding company

	Ownership (%)	Principal Activities
Associates:
International Offshore Power Transmission Holding Company Limited	35.00	Undersea transmission network operation
Pyeongchang Wind Power Co., Ltd.(28)	58.00	Power generation
Eumseong Eco Park Co., Ltd.	29.00	Power generation
Changwon Nu-ri Energy Co., Ltd.(15)	61.00	Fuel cell generation
PungBack Wind Farm Corporation(26)	32.89	Power generation
Trumbull Asset Management, LLC(27)	78.00	Holding company
S-Power Chile SpA	50.00	Power generation
Seungmun Green Energy	33.00	Power generation
Seobusambo highway photovoltaics Co., Ltd.(25)	80.00	Power generation
Yangyang Suri Wind Power Co., Ltd.(15)	29.00	Power generation
KEPCO for Power Company(34)	60.00	Power generation
Taebaek Wind Power Co., Ltd.(35)	60.00	Power generation
Jeonju Bio Green Energy Co., Ltd.(24)	65.00	Power generation
Kumyang Eco Park Co., Ltd.	29.00	Power generation
Jeongeup Green Power Co., Ltd.(36)	18.71	Power generation
Hadong E-factory Co., Ltd.(15)	30.00	Power generation
Namyangju Combined Heat and Power Co., Ltd.(37)	55.00	Generating and distributing vapor and hot/cold water
Wadi Noor Solar Power Company SAOC	50.00	Power generation
Fairhaven Energy Storage LLC(31)	35.00	Power generation

Notes:

(1)

We are planning to sell its investments in YTN Co., Ltd. based on the resolution of the Board of Directors on November 23, 2022, but investments in YTN Co., Ltd. are not classified as assets held-for-sale as the group hasn’t started the active selling procedures as of December 31, 2023.

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

(11)	The effective percentage of ownership decreased due to the disproportionate paid-in capital increase.
(12)

The effective percentage of ownership decreased due to the disproportionate paid-in capital increase during the year ended December 31, 2023. The effective percentage of ownership is more than 50% but we do not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

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

(15)	The effective percentage of ownership is less than 50%. However, the entity is classified as a joint venture, because all consent was required to make decisions on related activities.
(16)	According to the shareholders’ agreement, the parties have joint control over all decisions related to finance and operation. Accordingly, the entity is classified as joint ventures.
(17)	The effective percentage of ownership increased due to the disproportionate capital reduction of financial investors during the year ended December 31, 2023.
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
(22)

The effective percentage of ownership is more than 20%. However, according to the shareholders’ agreement, decisions related principal operation must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

(23)

According to the REC’s Innovation Co., Ltd. (formerly known as Wang San Engineering. Co,. Ltd.). Investment Agreement signed in March 2011, we have a commitment to guarantee principal and certain returns on shares of REC’s Innovation Co., Ltd. (formerly known as Wang San Engineering. Co,. Ltd.). held by NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation. Since NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation have put option regarding their share of the entity, we were deemed to have acquired an additional 15.64% stake. As a result, the effective percentage of ownership is 46.3% in the current and prior period. In accordance with shareholders’ agreement signed during the current period, we have joint control with other investors in making important financial and operation decisions, so it has been reclassified from an associate to a joint venture.

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

(29)

We are planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation, and KV Holdings, Inc. and the timing of and proceeds from such sales transaction is not specified as of December 31, 2023.

(30)

The nominal percentage of ownership is 75.29% and the effective percentage of ownership is 56.91%, as we have an obligation to provide excessive dividend income to Gunsan City when a certain rate of return defined in the shareholders’ agreement is met.

(31)	Although the investment has not yet been paid, commitment to pay 35% of investment in the future has been made.

Item 4.D. Property, Plant and Equipment

Our property consists mainly of power generation, transmission and distribution equipment and facilities in Korea. See Item 4.B. “Business Overview—Power Generation,” “—Transmission and Distribution” and “—Capital Investment Program.” In addition, we own our corporate headquarters building complex at 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea. As of December 31, 2023, the net book value of our property, plant and equipment was Won 179,876 billion. As of December 31, 2023, investment property, which is accounted for separately from our property, plant and equipment, amounted to Won 186 billion. No significant amount of our properties is leased. There are no material encumbrances on our properties, including power generation, transmission and distribution equipment and facilities.

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

During 2023, we completed the disposal of 174 properties on a separate basis (including residential properties, storage spaces, and substation lots that are located in Korea) which are not directly related to our operations for an aggregate sale price of approximately Won 31 billion. The book value of such properties amounted to Won 14 billion, representing 0.1% of our total real properties as of December 31, 2023. The foregoing sales reflect our ongoing efforts to improve our financial soundness through related financial stabilization plan and enhance our management efficiency, selling noncore properties that have no direct relations to electricity facilities.

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

Item 5.A. Operating Results

Overview

We are a predominant market participant in the Korean electric power industry, and our business is heavily regulated by the Government, including with respect to the tariffs we charge to customers for the electricity we sell. In addition, our business requires a high level of capital expenditures for the construction of electricity generation, transmission and distribution facilities and is subject to a number of variable factors, including demand for electricity in Korea and fluctuations in fuel costs, which are in turn impacted by the movements in the exchange rates between the Won and other currencies.

If fuel prices rise substantially and rapidly in the future, such rise may have a material adverse effect on our results of operations and profitability. For example, our net losses in 2021 and 2022 were largely due to sustained rise in fuel costs that were neither timely nor sufficiently offset by a corresponding rise in electricity tariffs that we charge to our customers. Even though the Government from time to time increases the electricity tariff rates, such increase may be insufficient to fully offset the adverse impact from the rises in fuel costs, and since tariff increase typically require lengthy public deliberations in order to be implemented, they often occur with a significant time lag and, as a result, our results of operations and cash flows may suffer. To reinforce the correlation between the costs we incur and the tariff we charge to our customers, we have implemented a new cost pass-through tariff system since January 1, 2021. However, such system also has built-in limits and subject to the Government’s discretion. For more information, please see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.”

In addition, we expect complying with the Government’s environment-related initiatives and regulations may continue to impose significant costs and resources on us, which may adversely affect our results of operation, financial condition and cash flows. For example, we have recognized Won 548 billion in 2021, Won 387 billion in 2022 and Won 77 billion in 2023 as costs to purchase greenhouse gas emission allowances. Although the costs to purchase greenhouse gas emission allowances have decreased over the past three years, they are largely attributable to the decrease in the market price of the Korean Allowance Units (KAU), which is one of the main greenhouse gas allowances in Korea. As the price of KAUs is determined by the market, there is no guarantee that such price will decrease in the future. Furthermore, as we are required to supply increasing amount of renewable energy, we expect the associated cost will continue to rise.

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

Demand for electricity in Korea grew at a compounded average rate of 1.2% per annum for the five years ending on December 31, 2023. According to the Bank of Korea, the compounded growth rate for GDP was approximately 1.8% for the same period. The GDP growth rate was approximately 4.0%, 2.6% and 1.4% during 2021, 2022 and 2023, respectively.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s GDP and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year basis.

	2019	2020	2021	2022	2023
Growth in GDP	2.0%	(1.0%)	4.0%	2.6%	1.4%
Growth in electricity consumption	(1.1%)	(2.2%)	4.7%	2.7%	(0.4)%

Demand for electricity may be categorized either by the type of its usage or by the type of customers. The following describes the demand for electricity by the type of its usage, namely, industrial, commercial and residential:

•

The industrial sector represents the largest segment of electricity consumption in Korea. Demand for electricity from the industrial sector was 290,555 gigawatt hours in 2023, representing a 1.9% decrease from 2022, largely due to decreases in exports and industrial demand.

•

Demand for electricity from the commercial sector depends largely on the level and scope of commercial activities in Korea. Demand for electricity from the commercial sector increased to 130,844 gigawatt hours in 2023, representing a 2.9% increase from 2022, largely due to an increase in levels of private consumption, particularly in the hotel and restaurant industries as COVID-19 preventive measures have been lifted.

•

Demand for electricity from the residential sector is largely dependent on population growth and use of heaters, air conditioners and other electronic appliances. Demand for electricity from the residential sector increased to 82,348 gigawatt hours in 2023, representing a 1.7% increase compared to 2022, largely due to increase in number of customers and increased use of air conditioners and other electronic appliances resulting from higher than usual temperatures during the summer months. For a discussion on demand by the type of customers, see Item 4.B. “Business Overview—Sales and Customers—Demand by the Type of Usage.”

Since our inception, we have had the predominant market share in terms of electricity generated in Korea. As for electricity we purchase from the market for transmission and distribution to our end-users, our generation subsidiaries accounted for 70.8%, 70.4% and 68.3% in 2021, 2022 and 2023, respectively, while the remainder was accounted for by independent power producers. As for transmission and distribution of electricity, we have historically handled and, expect to continue to handle, substantially all of such activities in Korea.

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

Fuel costs constituted 30.6%, 34.4% and 30.1% of our cost of sales, and the ratio of fuel costs to our sales was 32.5%, 49.1% and 30.8% in 2021, 2022 and 2023, respectively. Substantially all of the fuel (except for anthracite coal) used by our generation subsidiaries is imported from outside of Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. Pursuant to the terms of our long-term supply contracts, prices are adjusted from time to time subject to prevailing market conditions. See Item 4.B. “Business Overview—Fuel Sources and Requirements.”

Coal accounted for 43.1%, 40.2% and 38.5% of our fuel requirements in 2021, 2022 and 2023, respectively. Nuclear generation accounted for 39.5%, 43.1% and 46.1% of our fuel requirements in 2021, 2022 and 2023, respectively. LNG accounted for 13.7%, 13.1% and 12.0% of our fuel requirements in 2021, 2022 and 2023, respectively. Oil accounted for 0.4%, 0.1% and 0.02% of our fuel requirements in 2021, 2022 and 2023, respectively. In each case, the fuel requirements are measured by the amount of electricity generated by us and our generation subsidiaries and do not include electricity purchased from independent power producers. In order to ensure stable supplies of fuel materials, our generation subsidiaries enter into medium and long-term contracts with various suppliers and supplement such supplies with fuel materials purchased on spot markets.

The price of bituminous coal, which represents our largest fuel requirement, fluctuates significantly from time to time. In 2023, approximately 93.9% of the bituminous coal requirements of our generation subsidiaries were purchased under long-term contracts and the remaining 6.1% purchased on the spot market. The average weekly spot price of “free on board” Newcastle coal 5500 NAR (Net As Received) published through Korea Mineral Resource Information Service by Korea Mine Rehabilitation and Mineral Resources Corporation decreased from US$179.13 per ton in 2022 to US$106.38 per ton in 2023 and decreased to US$89.36 per ton as of April 5, 2024. If the price of bituminous coal were to sharply rise, our generation subsidiaries may not be able to secure their respective bituminous coal supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in fuel cost.

From 2021 to 2023, the prices of oil and LNG fluctuated significantly. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil increased from US$69.01 per barrel in 2021 to US$97.03 per barrel in 2022 and decreased to US$81.93 per barrel in 2023 and increased to US$91.71 per barrel as of April 5, 2024. While there was a significant increase in the price of crude oil recently, there is no guarantee that this trend will continue.

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

Movements of the Won against the U.S. Dollar and Other Foreign Currencies

Korean Won has fluctuated significantly against major currencies from time to time. For fluctuations in exchange rates, see pages 1-2 of this annual report. In particular, Korean Won underwent substantial fluctuations during the recent global financial crisis, and remains subject to significant volatility. The Noon Buying Rate per one U.S. dollar increased from Won 1,188.6 on December 31, 2021, to Won 1,260.2 on December 31, 2022, to Won 1,291.0 on December 31, 2023, and to Won 1,376.7 as of April 19, 2024. In 2022 and 2023, the Won generally depreciated against the U.S. dollar and other foreign currencies, and such depreciation has resulted in a significant increase in the cost of fuel materials and equipment purchased from overseas as well as the cost of servicing our foreign currency debt. As of December 31, 2023, 14.8% of our long-term debt (including the current portion but excluding original issue discounts and premium) without taking into consideration of swap transactions was denominated in foreign currencies, principally U.S. dollars. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in U.S. dollars. Since a substantial portion of our revenues is denominated in Won, we must generally obtain foreign currencies through foreign currency-denominated financings or from foreign currency exchange markets to make such purchases or service such debt, fulfill our obligations under existing overseas investments and make new overseas investments. As a result, any significant depreciation of Won against U.S. dollar or other foreign currencies will have a material adverse effect on our profitability and results of operations. See Item 3.D. “Risk Factors—Risks Relating to KEPCO—The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.”

Recent Accounting Changes

See Note 2.(5) to our consolidated financial statements included in this annual report for changes in accounting standards. We believe that these new and revised standards have no material impact on our consolidated financial statements.

Material Accounting Policies

See Note 3 to our consolidated financial statements included in this annual report for material accounting policies.

Consolidated Results of Operations

The selected consolidated financial data set forth below as of and for the years ended December 31, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.

You should read the following data with the more detailed information contained in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

	2021		2022		2023		2023
	(rounded to billions of Won and millions of US$)(1)
Sales	~~W~~	60,012	~~W~~	70,546	~~W~~	87,476	$67,759
Cost of sales		63,644		100,904		89,700	69,481
Gross profit (loss)		(3,632)		(30,358)		(2,223)	(1,722)
Selling and administrative expenses		2,876		3,009		3,062	2,371
Other income (expenses), net		776		883		1,017	788
Other gains (losses), net		9		243		23	18
Operating profit (loss)		(5,723)		(32,241)		(4,245)	(3,288)
Finance income (expenses), net		(1,843)		(2,913)		(3,922)	(3,038)
Profit (loss) related to associates, joint ventures and subsidiaries		495		1,310		613	475
Profit (loss) before income tax		(7,072)		(33,844)		(7,554)	(5,851)
Income tax benefit (expense)		1,856		9,415		2,838	2,198
Profit (loss) for the period		(5,216)		(24,429)		(4,716)	(3,653)
Other comprehensive income (loss)		600		1,247		(229)	(177)
Total comprehensive income (loss)		(4,616)		(23,182)		(4,945)	(3,830)

Note:

(1)

The financial information denominated in Won as of and for the year ended December 31, 2023 has been translated into U.S. dollars at the exchange rate of Won 1,291.0 to US$1.00, which was the Noon Buying Rate as of December 31, 2023.

2023 Compared to 2022

In 2023, our consolidated sales, which is principally derived from the sale of electric power, increased by 24.0% to Won 87,476 billion in 2023 from Won 70,546 billion in 2022, primarily due to an increase in the sales of electric power. Our sales of electric power increased by 24.2% to Won 85,940 billion in 2023 from Won 69,184 billion in 2022, primarily due to an increase in the average unit sales price that underlies the tariff charged to our customers. The average unit sales price increased by 26.8% to Won 152.80 per kilowatt-hour in 2023 from Won 120.51 per kilowatt-hour in 2022 as we increased our tariff in coordination with the Government. The volume of electricity sold decreased by 0.4% to 545,966 gigawatt hours in 2023 from 547,933 gigawatt hours in 2022, primarily due to 1.9% decrease in the volume sold to the industrial sector, which represents the largest segment of electricity consumption in Korea. However, such decrease was partially offset by 2.9% increase to 130,844 gigawatt hours in 2023 from 127,193 gigawatt hours in 2022 in the volume sold to the commercial sector and 1.7% increase to 82,348 gigawatt hours in 2023 from 80,996 gigawatt hours in 2022 in the volume sold to the residential sector. The decrease in the volume sold to the industrial sector was primarily due to a decrease in industrial activities such as a decrease in information technology sector exports from Korea. The increase in the volume sold to the commercial sector was primarily due to heightened levels of consumption following the end of the COVID-19 pandemic, which led to an increase in sales volume across major service industries. The increase in the volume sold to the residential sector was primarily due to increased use of air conditioners and other electronic appliances resulting from higher than usual temperatures during the summer months. Also, our sale of construction services increased by 21.3% to Won 785 billion in 2023 from Won 647 billion in 2022 primarily due to an increase in amounts recorded from ongoing construction of our nuclear complex construction projects in the United Arab Emirates.

Our consolidated cost of sales, which is principally derived from the purchase of power from independent power producers, raw materials used and depreciation, decreased by 11.1% to Won 89,700 billion in 2023 from Won 100,904 billion in 2022, primarily due to 8.8% decrease in power purchase and 22.1% decrease in raw material used, which was partially offset by 4.7% increase in depreciation.

Power purchase, which accounted for 42.7% and 41.6% of our cost of sales in 2023 and 2022, respectively, decreased by 8.8% to Won 38,304 billion in 2023 from Won 41,985 billion in 2022, primarily due to decreases in the unit price of power purchase. The decreased unit price of power purchase was mainly due to decreased fuel costs.

Raw materials used, which accounted for 30.3% and 34.5% of our cost of sales in 2023 and 2022, respectively, decrease by 22.1% to Won 27,136 billion in 2023 from Won 34,833 billion in 2022, primarily due to decreased fuel costs.

Depreciation expense (which excludes amortization of nuclear fuel charged to fuel costs in the amounts of Won 1,329 billion and Won 1,289 billion in 2023 and 2022, respectively) increased by 4.9% to Won 11,294 billion in 2023 from Won 10,767 billion in 2022, primarily due to additional property, plant and equipment we acquired from the construction of new generation facilities pursuant to our capital investment program.

Other cost of sales decreased by 17.6% to Won 1,568 billion in 2023 from Won 1,903 billion in 2022, primarily due to a decrease in our greenhouse gas emission and related costs. We spent approximately Won 77 billion for greenhouse gas emission allowances in 2023 compared to Won 387 billion in 2022. The decrease in such spending was largely attributable to the decrease in the market price of the Korean Allowance Units (KAU), which is one of the main greenhouse gas allowances in Korea. As the price of KAUs is determined by the market, there is no guarantee that such price will decrease in the future. For further information, please see Item 4.B. “Business Overview—Environmental, Social and Governance Programs.”

As a cumulative result of the foregoing factors, our consolidated gross loss decreased to Won 2,223 billion in 2023 from Won 30,358 billion in 2022, and our consolidated gross margin improved to a loss of 2.5% in 2023 from a loss of 43.0% in 2022. The decrease in our consolidated gross loss and the improvement in consolidated gross margin were largely attributable to 24.0% increase in our consolidated sales, which was primarily due to 26.8% increase in the average unit sales price, as well as a 11.1% decrease in our consolidated cost of sales.

Our consolidated selling and administrative expenses slightly increased by 1.8% to Won 3,062 billion in 2023 from Won 3,009 billion in 2022, primarily due to an increase in commission and bad debt expense.

Our consolidated other income, net of expenses, increased by 15.2% to Won 1,017 billion in 2023 from Won 883 billion in 2022, primarily as a result of an increase in customer-paid facilities for electricity use.

Our consolidated net other gains decreased to Won 23 billion in 2023 from Won 243 billion in 2022, primarily as a result of decrease in gains on disposal of property, plant and equipment, and reversal of impairment losses on property, plant and equipment.

As a cumulative effect of the foregoing factors, our consolidated operating loss decreased to Won 4,245 billion in 2023 from Won 32,241 billion in 2022, and our consolidated operating margin improved to a loss of 4.9% in 2023 from a loss of 45.7% in 2022. This was primarily due to decreased fuel costs as a result of a lower price of LNG and other raw materials and decreased power purchase expenses as a result of a decrease in the unit price of power purchase, which decreased as a result of lower fuel costs.

Our consolidated finance expenses, net, increased by 34.6% to Won 3,922 billion in 2023 from Won 2,913 billion in 2022, primarily as a result of increased interest expenses and losses on the valuation of derivatives.

Our consolidated profit related to associates, joint ventures and subsidiaries decreased by 53.2% to Won 613 billion in 2023 from Won 1,310 billion in 2022, primarily due to our decreased share in profit from Korea Gas Corporation caused by a decrease in LNG price.

As a cumulative effect of the foregoing factors, our consolidated loss before income taxes decreased by 77.7% to Won 7,554 billion in 2023 from Won 33,844 billion in 2022.

Our income tax benefit decreased to Won 2,838 billion in 2023 from Won 9,415 billion in 2022, largely as a result of the decrease in deferred tax on tax losses carry-forwards. Our effective tax rate, which represents tax expense as a percentage of profit before income taxes, was not calculated because income tax benefit was recognized in 2023. See Note 41 to our consolidated financial statements included in this annual report.

As a cumulative result of the foregoing factors, our consolidated loss decreased to Won 4,716 billion in 2023 from Won 24,429 billion in 2022. Our consolidated net profit margin also improved from a loss of 5.4% in 2023 from a loss of 34.6% in 2022. Our loss attributable to the owners of the company decreased to Won 4,823 billion in 2023 from Won 24,467 billion in 2022.

We reported consolidated other comprehensive loss of Won 229 billion in 2023 compared to consolidated other comprehensive income of Won 1,247 billion in 2022, largely due to a decrease in the remeasurement of defined benefit liability and share of other comprehensive income of associates and joint ventures, net of tax.

As a cumulative result of the above factors, our consolidated total comprehensive loss decreased to Won 4,945 billion in 2023 from Won 23,182 billion in 2022.

2022 Compared to 2021

In 2022, our consolidated sales, which is principally derived from the sales of electric power, increased by 17.6% to Won 70,546 billion in 2022 from Won 60,012 billion in 2021, primarily reflecting an increase in sales of electric power. Our sales of electric power increased by 17.7% to Won 69,184 billion in 2022 from Won 58,801 billion in 2021, primarily due to increases in both the volume of electricity sold and the average unit sales price. The volume of electricity sold increased by 2.7% to 547,933 gigawatt hours in 2022 from 533,431 gigawatt hours in 2021, primarily due to a 1.6% increase in the volume of electricity sold to the industrial sector which represents the largest segment of electricity consumption in Korea to 296,036 gigawatt hours in 2022 from 291,333 gigawatt hours in 2021, and 6.4% increase in the volume of electricity sold to the commercial sector which represents the second largest segment of electricity consumption in Korea to 127,193 gigawatt hours in 2022 from 119,550 gigawatt hours in 2021, coupled with 1.4% increase in the volume of electricity sold to the residential sector to 80,996 gigawatt hours in 2022 from 79,915 gigawatt hours in 2021. The increase in the volume of electricity sold to the industrial sector was primarily due to an increase of industrial activities such as an increase in annual exports. The increase in the volume of electricity sold to the commercial sector was primarily due to the expansion of consumer expenditure, including on accommodation and restaurant businesses, following the easing of COVID-19 quarantine measures. The volume of electricity sold to the residential sector was increased only slightly because of the base effect of a significant increase in sales during the COVID-19 period. Average unit sales price increased by 11.5% to Won 120.51 per kilowatt-hour in 2022 from Won 108.11 per kilowatt-hour in 2021, primarily due to an increase in each unit sales prices in the commercial and industrial sector. Our sales of construction services decreased by 14.3% to Won 647 billion in 2022 from Won 755 billion in 2021 primarily due to a decrease in sales amount recorded from the ongoing construction of our nuclear complex construction projects in the United Arab Emirates as the construction projects progress over time.

Our consolidated cost of sales, which is principally derived from the purchase of power from independent power producers, raw materials used and depreciation, increased by 58.5% to Won 100,904 billion in 2022 from Won 63,644 billion in 2021, primarily due to 94.2% increase in power purchase, 86.7% increase in raw material used and 4.4% increase in depreciation.

Power purchase, which accounted for 41.6% and 34.0% of our cost of sales in 2022 and 2021, respectively, increased by 94.2% to Won 41,985 billion in 2022 from Won 21,619 billion in 2021, primarily due to increases in both quantity and the unit price of power purchase. The increased unit price of power purchase was mainly due to increased fuel costs.

Raw materials used, which accounted for 34.5% and 29.3% of our cost of sales in 2022 and 2021, respectively, increased by 86.7% to Won 34,833 billion in 2022 from Won 18,660 billion in 2021, primarily due to increases in both fuel prices and the volume of electricity generated in response to an increase in power demand.

Depreciation expense (excluding amortization of nuclear fuel charged to fuel costs in the amounts of Won 1,289 billion and Won 1,134 billion in 2022 and 2021, respectively) increased by 3.3% to Won 10,767 billion in 2022 from Won 10,418 billion in 2021, primarily due to an additional property, plant and equipment acquired in relation to the construction of new generation facilities pursuant to our capital investment program.

Other cost of sales decreased by 5.9% to Won 1,903 billion in 2022 from Won 2,023 billion in 2021, primarily due to a decrease in our greenhouse gas emission and related costs. We have spent approximately Won 387 billion for the greenhouse gas emission allowances in 2022 compared to Won 548 billion in 2021. For further information, please see Item 4.B. “Business Overview—Environmental, Social and Governance Programs.”

As a cumulative result of the foregoing factors, our consolidated gross loss increased to Won 30,358 billion in 2022 from Won 3,632 billion in 2021, and our consolidated gross margin deteriorated to a loss of 43.0% in 2022 from a loss of 6.1% in 2021. The increase in our consolidated gross loss and deterioration in consolidated gross margin were largely attributable to 58.5% increase in our consolidated cost of sales (which was mainly due to 94.2% increase in the power purchase costs, 86.7% increase in raw materials used, and 4.4% increase in depreciation expense) which substantially outpaced 17.6% increase in our consolidated sales, which was primarily due to 2.7% increase in the volume of electricity sold and 11.5% increase in the average unit sales price.

Our consolidated selling and administrative expenses slightly increased by 4.6% to Won 3,009 billion in 2022 from Won 2,876 billion in 2021, largely due to an increase in taxes and dues and repairs and maintenance expense.

Our consolidated other income, net of expenses, increased by 13.8% to Won 883 billion in 2022 from Won 776 billion in 2021, mainly as a result of an increase in customer-paid facilities for electricity use.

Our consolidated net other gains increased to Won 243 billion in 2022 from Won 9 billion in 2021, mainly as a result of increase in gains on disposal of property, plant and equipment and gains on foreign currency transactions.

As a cumulative effect of the foregoing factors, our consolidated operating loss increased to Won 32,241 billion in 2022 from Won 5,723 billion in 2021, and our consolidated operating margin deteriorated to a loss of 45.7% in 2022 from a loss of 9.5% in 2021. This was mainly due to increased fuel costs as a result of a higher price of LNG and other raw materials and increased power purchase expenses as a result of increases in power demand and the unit price of power purchase caused by an increase in the system marginal price of electricity, which increased significantly as a result of higher fuel costs.

Our consolidated finance expenses, net, increased by 58.1% to Won 2,913 billion in 2022 from Won 1,843 billion in 2021 primarily as a result of increased interest expense and losses on valuation of derivatives.

Our consolidated profit related to associates, joint ventures and subsidiaries increased by 164.6% to Won 1,310 billion in 2022 from Won 495 billion in 2021, primarily due to an increased share in profit of Korea Gas Corporation led by increased LNG price.

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

As a cumulative result of the foregoing factors, our consolidated loss increased to Won 24,429 billion in 2022 from Won 5,216 billion in 2021. Our consolidated net profit margin also deteriorated to a loss of 34.6% in 2022 from a loss of 8.7% in 2021. Our loss attributable to the owners of the company increased to Won 24,467 billion in 2022 from Won 5,305 billion in 2021.

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

Segment Results

We operate in the following business segments: transmission and distribution, nuclear power generation and thermal power generation and others. The transmission and distribution segment, which is operated by us, the parent company, consists of operations related to the transmission, distribution and sale to end-users of electricity purchased from our generation subsidiaries, as well as from independent power producers. The power generation segment, which is operated by our one nuclear generation subsidiary and five non-nuclear generation subsidiaries, consists of operations related to the generation of electricity sold to the parent company through the Korea Power Exchange. The transmission and distribution segment and the power generation segment together represent our electricity business. The remainder of our operation consists primarily of operations related to the plant maintenance and engineering service and others including mainly overseas businesses. In 2021, 2022 and 2023, the unaffiliated revenues of the power generation segment (representing the six generation subsidiaries) and all our other revenues in the aggregate amounted to only 4.3%, 5.9% and 4.6% of our consolidated revenues, respectively, and the results of operations for our business segments substantially mirror our consolidated results of operations. For further information, see Note 4 of the notes to our consolidated financial statements included in this annual report.

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

Our total capital expenditures for the construction of generation, transmission and distribution facilities were Won 13,964 billion, Won 13,886 billion and Won 15,518 billion in 2021, 2022 and 2023, respectively, and under our current budgets, are estimated to be approximately Won 18,257 billion, Won 19,881 billion and Won 19,484 billion in 2024, 2025 and 2026, respectively. We plan to finance our capital expenditures primarily through construction grants, issuance of securities in the capital markets and borrowings from financial institutions.

In January 2016, the Ministry of Trade, Industry and Energy announced an initiative to promote the new energy industry by creating the New Energy Industry Fund, which is made up of funds sponsored by Government-affiliated energy companies. We contributed Won 500 billion to the funds in 2016. The purpose of these funds is to invest in substantially all frontiers of the new energy industry, including renewable energy, energy storage systems, electric vehicles, small-sized self-sustaining electricity generation grids known as “micro-grids”, among others, as well as invest in start-up companies, ventures, small to medium-sized enterprise and project businesses that engage in these businesses but have not previously attracted sufficient capital from the private sector.

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

We also established a research and entrepreneurship-oriented university specializing in the energy field. See Item 4.B. “Business Overview—Establishment of a University.” On August 8, 2019, our board of directors resolved to make an initial contribution of Won 60 billion for the promotion, initial operation and the design of the university campus, and the actual contribution was made in 2020. On May 21, 2021, our board resolved to make an additional contribution of Won 64.5 billion to the university and Won 41.3 billon of such contribution was made in December 2021. The remaining contribution of Won 23.2 billion was made by our affiliates. In addition, on July 15, 2022, our and our affiliates’ boards decided to contribute Won 47.9 billion for funding the construction and operation of major campus facilities and completed the contribution by December 2022. In

2023, they decided to contribute additional Won 110.6 billion, of which we contributed Won 70.8 billion and our affiliates contributed the remaining Won 39.8 billion. In February 2024, our board of directors decided to contribute Won 76.6 billion to the university’s operating fund. The final contribution amount will be determined through discussions with the university and the Government.

Fuel Purchases

We require significant funds to finance our operations, principally in relation to the purchase of fuels by our generation subsidiaries for generation of electricity. In 2021, 2022 and 2023, fuel costs constituted 30.6%, 34.4% and 30.1% of our cost of sales and the ratio of fuel costs to our sales was 32.5%, 49.1% and 30.8%, respectively. We plan to fund our fuel purchases primarily with net operating cash, although in cases of rapid increases in fuel prices as is the case from time to time, we may also rely on borrowings from financial institutions and issuance of debt securities in the capital markets.

Repayment of Existing Debt

Payments of principal and interest on indebtedness will require considerable resources. The table below sets forth the scheduled maturities of the outstanding interest-bearing debt (excluding original issue discounts and premium) without taking into consideration of swap transactions of us and our six wholly-owned generation subsidiaries as of December 31, 2023 for each year from 2024 to 2028 and thereafter. As of December 31, 2023, such debt represented 97.3% of our outstanding debt on a consolidated basis.

Year ended December 31	Local Currency Borrowings	Foreign Currency Borrowings	Domestic Debentures	Foreign Debentures	Total(1)
	(in billions of Won)
2024	10,736.8	51.5	23,030.0	1,519.1	35,337.4
2025	255.0	—	22,430.0	3,739.4	26,424.4
2026	3.2	11.3	14,922.7	4,753.0	19,690.2
2027	2,401.6	—	8,831.1	2,621.5	13,854.2
2028	2,651.1	—	5,850.0	1,755.1	10,256.2
Thereafter	54.6	—	23,262.2	1,326.4	24,643.2
Total(1)	16,102.2	62.8	98,326.0	15,714.6	130,205.6

Note:

(1)	The figures may not add up to the relevant total numbers due to rounding.

We and our six wholly-owned generation subsidiaries incurred interest charges (including capitalized interest) in relation to our interest-bearing debt of Won 2,337 billion, Won 3,253 billion and Won 5,023 billion, in 2021, 2022 and 2023, respectively. We anticipate that interest charges will increase in future years because of, among other factors, anticipated increases in our long-term debt. See “—Capital Resources” below. The weighted average rates of interest on our and our six wholly-owned generation subsidiaries’ interest-bearing long-term debt and borrowings under existing swap contracts were 2.35%, 3.09% and 3.33% in 2021, 2022 and 2023, respectively.

Overseas Investments

As part of our revenue diversification strategy, we plan to continue to make overseas investments on a selective basis, which will be funded primarily through foreign currency-denominated borrowings and debt securities issuances as well as net operating cash from such projects.

Capital Resources

The selected consolidated financial data set forth below as of and for the years ended December 31, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.

You should read the following data with the more detailed information contained in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

	2021		2022		2023		2023
	(rounded to billions of Won and millions of US$)(1)
Net cash provided by (used in) operating activities	~~W~~	4,491	~~W~~	(23,478)	~~W~~	1,522	$1,179
Long-term debt (excluding current portion)(2)		66,500		97,946		92,510	71,658
Current portion of the long-term debt		11,109		13,839		30,454	23,589
Total long-term debt(3)		77,781		111,982		123,163	95,401
Won-denominated long-term debt		64,995		95,476		104,964	81,304
Foreign currency-denominated long-term debt		12,786		16,506		18,199	14,097
Other long-term liabilities(4)		47,565		50,340		48,692	37,716
Short-term borrowings		2,921		8,820		10,667	8,263
Total equity		65,327		42,000		37,265	28,865

Notes:

(1)

The financial information denominated in Won as of and for the year ended December 31, 2022 has been translated into U.S. dollars at the exchange rate of Won 1,291.0 to US$1.00, which was the Noon Buying Rate as of December 31, 2023.

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

We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, issuance of debt securities and borrowings from financial institutions. Net cash provided by operating activities is primarily a function of electricity sales and fuel purchases and is also affected by increases and decreases in trade receivables, trade payables and inventory related to electricity sales and fuel purchases. Net cash provided by (or used in, as indicated by the parenthesis) operating activities was Won 4,491 billion, Won (23,478) billion and Won 1,522 billion in 2021, 2022 and 2023, respectively.

As of December 31, 2021, 2022 and 2023, our long-term debt (excluding the current portion but including original issue discounts and premium), without taking into consideration of swap transactions, amounted to Won 66,500 billion, Won 97,946 billion and Won 92,510 billion, respectively, representing 101.8%, 233.2% and 248.2% of equity, respectively, as of such dates. As of December 31, 2021, 2022 and 2023, the current portions of our long-term debt were Won 11,109 billion, Won 13,839 billion and Won 30,454 billion, respectively. As of December 31, 2021, 2022 and 2023, our short-term borrowings amounted to Won 2,921 billion, Won 8,820 billion and Won 10,667 billion, respectively. See Note 23 of the notes to our consolidated financial statements included in this annual report. Total long-term debt (including the current portion but excluding original issue discounts and premium), without taking into consideration of swap transactions, as of December 31, 2023 was Won 123,163 billion, of which Won 104,964 billion was denominated in Won and an equivalent of Won 18,199 billion was denominated in foreign currencies, primarily U.S. dollars. We, KHNP, KOMIPO and KOWEPO also maintain global medium-term note programs in the aggregate amount of US$21 billion, of which approximately US$11 billion remains currently available for future drawdown.

As we experienced net losses for the last three years as global energy prices increased significantly and the power purchase costs increased accordingly, we issued more debt securities than before to meet increased working capital requirement. On December 28, 2022, the National Assembly of Korea passed an amendment to Article 16 of KEPCO Act which increased our debt ceiling on total outstanding debt securities on a separate basis to be no greater than five times (or six times if the Minister of the Ministry of Trade, Industry and Energy approves if it is urgently required to resolve a business crisis situation) the sum of our share capital and reserves updated at the end of each year. Such share capital and reserves are calculated on a separate basis under the KEPCO Act. Before such amendment, our debt ceiling was two times the sum of our share capital and reserves. Such increase in debt ceiling will be effective until December 31, 2027 and we may make use of the new debt ceiling to issue more debt securities to cover our losses, refinance existing debt and finance new capital expenditures. However, if the sum of our share capital and reserves decreases (including as a result of continued significant net losses), our debt ceiling will decrease as well and there will be no assurance that we can meet our funding requirements for capital or operational expenditures or debt repayment obligations, which situation could have a material adverse impact on our business, results of operations and financial condition.

Subject to the implementation of our capital expenditure plan and the sale of our interests in our generation subsidiaries and other subsidiaries, our long-term debt may increase or decrease in future years. Until recently, a significant portion of our long-term debt was raised through foreign currency-denominated borrowings. Our foreign currency-denominated long-term debt (including the current portion but excluding original issue discounts and premium), without taking into consideration of swap transactions, amounted to Won 16,506 billion and Won 18,199 billion as of December 31, 2022 and 2023, respectively.

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

We incur our short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had any material difficulties in obtaining short-term borrowings. In addition, in order to prepare for potential liquidity shortage, we maintain several credit facilities with financial institutions, with Won-denominated facilities amounting to Won 10,619 billion in aggregate and foreign currency-denominated facilities amounting to US$1,782 million in aggregate. The full amount of these facilities was available as of December 31, 2023.

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

Our total equity decreased by 11.3% from Won 42,000 billion as of December 31, 2022 to Won 37,265 billion as of December 31, 2023, mainly as a result of a decrease in total comprehensive income.

Liquidity

The selected consolidated financial data set forth below as of and for the years ended December 31, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.

You should read the following data with the more detailed information contained in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

	2021		2022		2023		2023
	(rounded to billions of Won and millions of US$)(1)
Property, plant and equipment, net	~~W~~	173,135	~~W~~	177,865	~~W~~	179,876	$139,331
Current trade and other payables, net		8,153		11,984		9,090	7,041
Current financial liabilities, net		14,037		22,704		41,140	31,867
Net cash provided by (used in) operating activities		4,491		(23,478)		1,522	1,179
Net cash used in investing activities		(12,373)		(14,954)		(13,074)	(10,127)
Net cash provided by financing activities		8,435		38,998		12,662	9,808
Net working capital (deficit)(2)		(9,681)		(14,768)		(31,712)	(24,564)

Notes:

(1)

The financial information denominated in Won as of and for the year ended December 31, 2022 has been translated into U.S. dollars at the exchange rate of Won 1,291.0 to US$1.00, which was the Noon Buying Rate as of December 31, 2023.

(2)

Net working capital is defined as current assets minus current liabilities. For the periods indicated, current liabilities exceeded current assets, which resulted in working capital deficit for such periods.

Our liquidity is substantially affected by our acquisition of property, plant and equipment, fuel purchases and schedule of repayment of debt. Our property, plant and equipment increased by 1.1% from Won 177,865 billion as of December 31, 2022 to Won 179,876 billion as of December 31, 2023. As the fuel costs decreased by 22.2% from Won 34,669 billion in 2022 to Won 26,978 billion in 2023, our current trade and other payables also decreased from Won 11,984 billion as of December 31, 2022 to Won 9,090 billion as of December 31, 2023. Our current financial liabilities increased by 81.2% from Won 22,704 billion as of December 31, 2022 to Won 41,140 billion as of December 31, 2023, primarily due to additional debts we incurred.

Our net cash flow from operating activities increased by 106.5% to a net cash inflow of Won 1,522 billion in 2023 from a net cash outflow of Won 23,478 billion in 2022, primarily due to an increase in cash generated from operating activities.

Our net cash flow from investing activities decreased by 12.6% to a net cash outflow of Won 13,074 billion in 2023 from a net cash outflow of Won 14,954 billion in 2022, primarily due to an increase in net cash inflow of financial assets. Such increase reflected the disposal of financial assets under fair value through profit or loss (FVPL) treatment, which we previously acquired for temporary fund management.

Our net cash flow from financing activities decreased by 67.5% to a net cash inflow of Won 12,662 billion in 2023 from a net cash inflow of Won 38,998 billion in 2022, primarily due to a decrease in proceeds from long-term borrowings and debt securities to Won 21,714 billion in 2023 from Won 43,594 billion in 2022. The main reason for such decrease was because we benefited from a decrease in our cost of sales, reducing our financing needs.

Due to the capital-intensive nature of our business as well as significant volatility in fuel prices, from time to time we operate with working capital deficits, and we may have substantial working capital deficits in the future. As of December 31, 2021, 2022 and 2023, we had a working capital deficit of Won 9,681 billion,

Won 14,768 billion and Won 31,712 billion, respectively. We have traditionally met our working capital and other capital requirements primarily with net cash provided by operating activities, issuance of debt securities, borrowings from financial institutions and construction grants. We also incur short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had any material difficulties in obtaining short-term borrowings. See “—Capital Resources.”

We may face liquidity concerns in the case of sudden and sharp depreciation of the Won against major foreign currencies or depreciation over a sustained period of time. While substantially all of our revenues and our cash and cash equivalents are denominated in Won, we pay for substantially all of our fuel purchases in foreign currencies. Furthermore, as a substantial portion of our long-term debt is denominated in foreign currencies, the payment of principal and interest thereon is made in foreign currencies. In the past, we have incurred foreign currency debt principally due to the limited availability and the high cost of Won-denominated financing in Korea. However, in light of the increasing sophistication of the Korean capital markets and the recent increase in Won liquidity in the Korean financial markets, we plan to reduce the portion of our debt which is denominated in foreign currencies although we intend to continue to raise certain amounts of capital through long-term foreign currency debt for purposes of maintaining diversity in our funding sources as well as paying for overseas investments and fuel procurements in foreign currencies. As of December 31, 2023, 14.8% of our long-term debt (including the current portion but excluding original issue discounts and premium) without taking into consideration of swap transactions was denominated principally in U.S. dollars.

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

We did not pay any dividends in respect of fiscal year 2021, 2022 and 2023 on a separate basis.

Contractual Obligations

The following summarizes our known contractual obligations on a consolidated basis as of December 31, 2023 and the effect such obligations are expected to have on liquidity and cash flow in future periods. See Note 45.(2) of the notes to our consolidated financial statements included in this annual report for our management of short, medium and long-term funding and liquidity management requirements.

In billions of Won
Contractual Obligations	Less than 1 Year		1~2 Years	2~5 Years	More than 5 Years	Total(3)
Borrowings and debt securities(1)	~~W~~	50,879	29,046	42,421	32,779	155,125
Lease liabilities		642	589	1,310	1,695	4,235
Trade and other payables		8,477	364	833	589	10,264
Financial guarantee contracts(2)		121	2,547	1,645	86	4,399

Total(3)	~~W~~	60,119	32,546	46,210	35,148	174,023

Notes:

(1)	These includes interest payments on the borrowings and debts for the periods indicated.
(2)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2022 and 2023 are Won 67,240 million and Won 49,992 million, respectively.

(3)	The figures may not add up to the relevant total numbers due to rounding.

For a description of our commercial commitments and contingent liabilities, see Note 50 of the notes to our consolidated financial statements included in this annual report.

We entered into a power purchase agreement with GS EPS Co., Ltd. and CGN Yulchon Generation Co., Ltd. respectively, which are non-renewable energy independent power producers that are not part of the Community Energy System, under which we are required to purchase all electricity generated by these companies to the extent such electricity is traded through the Korea Power Exchange. The purchase prices for such electricity are predetermined under the power purchase agreements, subject to annual adjustments. We purchased power from these companies in the amounts of Won 371 billion in 2021, and our agreement with GS EPS Co., Ltd. terminated on March 31, 2021. We purchased power from CGN Yulchon Generation Co., Ltd. in the amounts of Won 551 billion and Won 565 billion in 2022 and 2023, respectively.

We meet our coal requirements primarily through purchases of bituminous coal and anthracite coal under long-term supply contracts with domestic and foreign suppliers. Under these long-term supply contracts, purchase prices are adjusted periodically based on prevailing market conditions. We have entered into several fuel purchase agreements under which we are committed to purchasing minimum quantities of fuel, including approximately 60 to 70 million tons of bituminous coal in 2022.

We also purchase a substantial portion of our LNG requirements from Korea Gas Corporation, a related party. We negotiate annually with Korea Gas Corporation and other suppliers to purchase LNG. We have also entered into long-term transportation contracts with Pan Ocean Co., Ltd. and others.

We import all uranium ore concentrates from sources outside Korea (including the United States, Kazakhstan, Canada, France, the United Kingdom, Switzerland, Australia, Germany, Japan and Uzbekistan) under medium to long-term contracts and purchases in spot markets, and pay for such concentrates with currencies other than Won, primarily U.S. dollars. Contract prices for processing of uranium are generally based on market prices.

The fuel purchase price is typically negotiated near or at time of purchase subject to prevailing market conditions. In 2023, the fuel cost incurred to us was Won 26,978 billion. See Note 49.(2) of the notes to our consolidated financial statements for further details of these contracts.

Under the Long-term Transmission and Substation Plan approved by the Ministry of Trade, Industry and Energy, we are responsible for the construction of all of our power transmission facilities and the maintenance and repair expenses for such facilities. Also, our generation subsidiaries make plans for expanding our generation capacity based on the Basic Plan Relating to the Long-Term Supply and Demand of Electricity, which is generally revised and announced every two years by the Government. For a description of our commitments for acquisition of property, plant and equipment, see Note 49.(1) of the notes to our consolidated financial statements included in this annual report.

Payment guarantee

See Note 50.(2) to our consolidated financial statements included in this annual report for payment guarantees and short-term credit facilities from financial institutions.

Overdraft and Others

See Note 47.(7) to our consolidated financial statements included in this annual report for existing guarantees provided by us to our associates, joint ventures and others.

Other than as described in this annual report and also in Notes 47 and 50 of the notes to our consolidated financial statements included in this annual report, we did not have any other material credit lines and guarantee commitments provided to any third parties as of December 31, 2023.

Item 5.C.	Research and Development, Patents and Licenses, etc.

Research and Development

Our five primary objectives for research and development are: (i) management efficiency; (ii) energy supply stability and reduction of system breakdowns, (iii) safety measures and disaster countermeasures, (iv) future power grid development and (v) carbon-neutrality. We have set our research and development activities plan accordingly and are in the process of securing 43 core strategic technologies and 419 individual technologies in furtherance of these objectives.

Our research and development activities plan strives to achieve the following:

•

Management efficiency. To develop alternative technologies to minimize new construction of transmission and distribution facilities, adopt advanced asset management system and reduce operational expenses by combining data-network-AI technologies with power systems.

•

Energy supply stability and reduction of system breakdowns. To secure stability of energy supply through facility management, breakdown forecasts using real-time data and advanced design criteria for power systems.

•

Safety measures and disaster countermeasures. To enhance on-the-field safety with real-time prediction system and new improved equipment and also develop a disaster prediction system to minimize damages and allow for swift recovery in the event a disaster occurs.

•

Future power grid development. To increase renewable energy connection capacity by developing large-capacity wires and power grid control technology, as well as to build a distributed network using direct current transmission and improve power grid efficiency by developing micro-grids and environmentally-friendly equipment.

•

Carbon-neutrality. To expand renewable energy production through development of offshore wind power, integrated photovoltaic and green hydrogen production technology, as well as pioneer carbon-neutrality by commercializing carbon capture, utilization and storage (CCUS) technology.

In addition, we cooperate closely with several other electric utility companies and research institutes, both foreign and domestic, on various projects to diversify the scope and scale of our research and development activities.

In 2023, consistent with the Government guidelines, we plan to invest approximately 3.45% of our annual estimated net sales on a separate basis in research and development. We and the six generation subsidiaries invested Won 910 billion and Won 889 billion and Won 865 billion in 2021, 2022 and 2023, respectively, and plan to invest Won 1,160 billion in 2024. We and the six generation subsidiaries have 1,372 employees engaged in research and development activities as of December 31, 2023. As a result of our research, we and the six generation subsidiaries have 4,538 registered patents and 5,910 patent applications outstanding in Korea and abroad as of December 31, 2023.

Item 5.D.	Trend Information

Trends, uncertainties and events which could have a material impact on our sales, liquidity and capital resources are discussed above in Item 4.B. “Business Overview—Sales and Customers,” Item 5.A. “Operating Results” and Item 5.B. “Liquidity and Capital Resources.”

Item 5.E.	Critical Accounting Estimates

See Note 2.(4) to our consolidated financial statements included in this annual report and other sections of our consolidated financial statements referred to thereunder for accounting estimates that have the most significant effect on the amounts recognized in our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A.	Directors and Senior Management

Board of Directors

Under the KEPCO Act, the Act on the Management of Public Institutions and our Articles of Incorporation, our board of directors, which is required to consist of not more than 15 directors, is vested with the authority over our management. We have seven standing directors (‘sang-im-isa’ in Korean), including the president, and eight non-standing directors (‘bi-sang-im-isa’ in Korean).

Pursuant to the Act on the Management of Public Institutions and our Articles of Incorporation, we have two types of directors: standing directors and non-standing directors. Although the classification of the directors applicable to us as a statutory juridical corporation established under the KEPCO Act is different from the classification under the Korean Commercial Act, which consists of (i) an inside director (‘sa-nae-isa’ in Korean), (ii) an outside director (‘sa-oe-isa’ in Korean) and (iii) other directors who do not serve their directorship positions in full-time capacity but do not qualify as outside directors (‘gita-bi-sang-moo-isa’ in Korean), all of our non-standing directors have been, and are currently appointed from, candidates who satisfy the qualifications of an outside director under the Korean Commercial Act, as the KEPCO Act generally requires us to apply the Korean Commercial Act as applicable.

The Act on the Management of Public Institutions and our Articles of Incorporation require that the number of standing directors, including our president, must be less than one-half of incumbent directors to ensure non-standing directors’ independence from the management and the role of checks and balances. Also, a senior non-standing director appointed by the Ministry of Economy and Finance becomes our chairperson of the board following the review and resolution of the Committee for Management of Public Institutions.

Standing Directors

The standing directors refer to our directors who serve their directorship positions in full-time capacity.

Our president serves as our chief executive officer and represents us and administers our day-to-day business in all matters and bears the responsibility for the management’s performance. Our president is appointed by the President of Korea upon the motion of the Ministry of Trade, Industry and Energy following the nomination by our director nomination committee, the review and resolution of the Committee for Management of Public Institutions pursuant to the Act on the Management of Public Institutions and an approval at the general meeting of our shareholders.

In the event the president acts in violation of law or the Articles of Incorporation, is negligent in his duties, or otherwise is deemed to be significantly impeded in performing his official duties as president, the board of directors may by resolution request the Minister of the Ministry of Trade, Industry and Energy to dismiss or recommend the dismissal of the president.

Our standing director(s) who concurrently serves as a member of the audit committee is appointed through the same appointment process applicable to our president, except that the motion for appointment is made by the Ministry of Economy and Finance instead of the Ministry of Trade, Industry and Energy. Such director is non-executive in that he or she does not participate in the management and meets the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act.

Standing directors other than our president or those who concurrently serve as members of the audit committee are appointed by our president with the approval at the general meeting of our shareholders.

The names, titles and outside occupations, if any, of the standing directors as of April 5, 2024 and the respective years in which they took office are set forth below.

Name (Gender)	Age	Position	Outside Occupation	Position Held Since
Kim, Dong-Cheol (Male)	68	President & Chief Executive Officer	None	September 19, 2023
Jun, Young-Sang (Male)	59	Comptroller & Auditor General and Member of the Audit Committee (Non-executive)	None	March 7, 2023
Lee, Jung-Bok (Male)	60	Corporate Senior Vice President and Chief Business Management Officer	None	February 27, 2023
Lee, Jun-Ho (Male)	61	Corporate Senior Vice President and Chief Safety Officer & Chief Operations Officer	None	February 27, 2023
Oh, Heung-Bok (Male)	58	Corporate Senior Vice President and Chief Financial & Strategic Planning Officer	None	February 21, 2024
Seo, Chul-Soo (Male)	58	Corporate Senior Vice President and Chief Power System Officer	None	December 11, 2023
Seo, Guen-Bae (Male)	60	Corporate Senior Vice President and Chief Global & New Business Officer	None	June 26, 2023

Kim, Dong-cheol has been our President & Chief Executive Officer since September 19, 2023. Prior to his current position, he served as a member of the 17th, 18th, 19th, and 20th National Assembly, Floor Leader of Bareun Mirae Party and People’s Party, Chairperson of Land Infrastructure and Transport Committee of the National Assembly, and Chairperson of Trade, Industry and Energy Committee. Mr. Kim received a B.A. from Seoul National University.

Jun, Young-Sang has been our Standing Director since March 7, 2023. Mr. Jun previously served as a professor of Public Administration at Konkuk University and an operation director at the Korean Association for Public Administration. Mr. Jun received a Ph.D. in Public Administration from Konkuk University.

Lee, Jung-Bok has been our Standing Director since February 27, 2023. Mr. Lee also currently serves as our Corporate Senior Vice President and Chief Business Management Officer and previously served as the Corporate Senior Executive Vice President and Chief Mutual Growth and Management Officer and Vice President and Head of Human Resources Department. Mr. Lee received a B.A. in Sociology from Sungkyunkwan University.

Lee, Jun-Ho has been our Standing Director since February 27, 2023. Mr. Lee also currently serves as our Corporate Senior Vice President and Chief Safety Officer and Chief Operations Officer and previously served as the President and CEO at KEPCO Energy Solution Co., Ltd. and Vice President at KEPCO Nam-Seoul Regional Headquarter. Mr. Lee received a M.B.A. from Korea University.

Oh, Heung-Bok has been our Standing Director since February 21, 2024. Mr. Oh also currently serves as our Corporate Senior Vice President and Chief Financial & Strategic Planning Officer and previously served as the Head of KEPCO Academy, Vice President and Head of Human Resources Department and Vice President at

KEPCO Nam-Seoul Regional Headquarter. Mr. Oh received a Ph.D. in Public Administration from Korea University.

Seo, Chul-Soo has been our Standing Director since December 11, 2023. Mr. Seo also currently serves as our Corporate Senior Vice President and Chief Power System Officer and previously served as Vice President and Head of Transmission and Substation Construction Department, Director General of Transmission and Substation Department at KEPCO Daejeon-Sejong-Chungnam Regional Headquarter and Director General of Ulsan Regional Office at KEPCO Busan-Ulsan Regional Headquarter. Mr. Seo received a M.S. in electrical engineering from Chungnam National University.

Seo, Guen-Bae has been our Standing Director since June 26, 2023. Mr. Seo also currently serves as our Corporate Senior Vice President and Chief Global & New Business Officer and previously served as the Executive Vice President and Chief Global Business Division Officer, Vice President and Head of Global Business Development Department, and Director General of Planning and Management Office at KEPCO Busan-Ulsan Regional Headquarter. Mr. Seo received a B.A. in Economics from Seoul National University.

Non-standing Directors

The non-standing directors refer to our directors who do not serve their directorship positions in full-time capacity. The non-standing directors currently do not hold any executive positions with us or our subsidiaries.

Our non-standing directors must be appointed by the Minister of the Ministry of Economy and Finance following the review and resolution of the Committee for Management of Public Institutions from a pool of candidates recommended by the director nomination committee. Our non-standing directors must have ample knowledge and experience in business management and cannot have a dual-role as a public servant other than as a public education officer at a public school. At least one of our non-standing directors must have held his/her office with us for at least three years and either (a) be recommended by the representative of our employees (or the representative of the labor union if there is a labor union comprising the majority of our employees) or (b) obtain consent from the majority of our employees. Our non-standing directors must be approved at the general meeting of our shareholders to become members of our audit committee.

We have reinforced the decision-making power of non-standing directors by requiring both a majority and the chairperson of the board be non-standing directors. Our non-standing directors may request any information necessary to fulfill their duties from our president, and except in special circumstances, our president must comply with such request.

The names, titles and outside occupations, if any, of the non-standing directors as of April 5, 2024 and the respective years in which they took office are set forth below.

Name (Gender)	Age	Position	Principal Occupation	Position Held Since
Han, Jin-Hyun (Male)	64	Non-Executive Director, Chairperson of the Board of Directors	Adviser of a law firm, Lee & Ko	August 30, 2023
Kim, Jae-Shin (Female)	57	Non-Executive Director, Chairperson of the Audit Committee	Certified public accountant of Saedure Accounting Firm	July 9, 2021
Kim, Jong-Woon (Male)	66	Non-Executive Director	None	August 22, 2022
Kim, Jun-Ki (Male)	58	Non-Executive Director, Chairperson of the ESG Committee	Professor of Public Administration, Seoul National University’s Graduate School of Public Administration	May 2, 2023
Park, Chung-Kun (Male)	59	Non-Executive Director (Labor Director)	None	May 2, 2023
Kim, Sung-Eun (Female)	67	Non-Executive Director, Member of the Audit Committee	Professor of Advanced Technology Business, Kyung Hee University Graduate School	November 8, 2023
Lee, Sung-Ho (Male)	60	Non-Executive Director, Member of the ESG Committee	Professor of Business Administration, University of Seoul	November 8, 2023
Cho, Seong-Jin (Male)	67	Non-Executive Director	None	December 4, 2023

Han, Jin-Hyum has been our Non-Standing Director since August 30, 2023. Mr. Han is currently the adviser of a law firm, Lee and Ko. Mr. Han previously served as Vice Minister of the Ministry of Trade, Industry and Energy and the Vice Chairman of Korea International Trade Association. Mr. Han received a B.A. from Chonnam National University, an M.A. from Korea University, and a Ph.D. from Seoul National University of Science and Technology in Economics.

Kim, Jae-Shin has been our Non-Standing Director since July 9, 2021. Ms. Kim currently serves a certified public accountant of Saedure Accounting Firm. Ms. Kim previously served as a Non-Standing Director of the Korean Institute of Certified Public Accountants and the President of women’s association of the Korean Institute of Certified Public Accountants. Ms. Kim received a B.A. and an M.B.A. from Ewha Womans University.

Kim, Jong-Woon has been our Non-Standing Director since August 22, 2022. Mr. Kim previously served as the President of the 6th Naju City Council and a member of the 5th and 6th Naju City Council. Mr. Kim received a B.A. in Public Administration from Gwangju University.

Kim, Jun-Ki has been our Non-Standing Director since May 2, 2023. Mr. Kim is currently a Professor of Public Administration at Seoul National University’s Graduate School of Public Administration and the Director of Institute for Future Strategy. Mr. Kim previously served as the President of Seoul National University’s Graduate School of Public Administration. Mr. Kim received a B.A. from London School of Economics, an M.A. and a Ph.D. in Public Policy from Harvard University in Economics.

Park, Chung-Kun has been our Non-Standing Director since May 2, 2023. Mr. Park is our Labor Director. Mr. Park previously served as the Director of Policy of the Korean National Electrical Workers Union. Mr. Lee

received a B.S. in Electric Science from Yeungjin University and a B.A. in Social Welfare Studies from Kyongbuk Science College.

Kim, Sung-Eun has been our Non-Standing Director since November 8, 2023. Ms. Kim is currently a Professor of Advanced Technology Business at Kyung Hee University Graduate School. Ms. Kim received a B.A. in Communication Studies from Ewha Womans University, an M.B.A. from Cornell University, and an M.A. in Business Tax Law Studies from University of Southern California.

Lee, Sung-Ho has been our Non-Standing Director since November 8, 2023. Mr. Lee is currently a Professor of Business Administration at University of Seoul and Vice Chairman of Korean Academic Society of Business Administration. Mr. Lee received a B.A. from Korea University, an M.B.A. from University of Wisconsin, and a Ph.D. from University of Illinois in Business Administration.

Cho, Seong-Jin has been our Non-Standing Director since December 4, 2023. Mr. Cho previously served as a Professor of Energy Science at Kyung Sung University and the Non-Executive Director of Korea Hydro & Nuclear Power Co., Ltd. Mr. Cho received a B.S. in Physics, an M.S. and a Ph.D. in Nuclear Physics from Yonsei University.

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

On November 7, 2022, we amended our Articles of Incorporation to incorporate an amendment to the Commercial Act enacted on December 29, 2020. To appoint a member of the audit committee, the Articles requires affirmative votes of (i) at least a majority of the voting rights of the shareholders present at the shareholders meeting and (ii) at least one-fourth of the total voting rights issued and outstanding. In accordance with our amended Articles, if our board of directors passes a resolution, shareholders may exercise their votes by electronic means. In the case where electronic votes are allowed, it requires affirmative votes of at least a majority of the voting rights participating in the voting for appointment of a member of the audit committee.

Jun, Young-Sang, a standing director, Kim, Jae-Shin and Kim, Sung-Eun, both non-standing directors, are currently members of our audit committee. All such members of the audit committee are independent within the meaning of the Korea Exchange listing standards, the regulations promulgated under the Korean Commercial Act and the New York Stock Exchange listing standards.

ESG Committee

We established an Environment, Social and Governance (“ESG”) Committee within our board of directors to reinforce ESG-based management system and to ensure consistent performance in this area. The ESG Committee consists of three directors. As of the date of this annual report, our ESG committee consists of two non-standing directors, Kim, Jun-ki and Lee, Seong-ho, and one standing director, Seo, Guen-bae. Our ESG Committee is charged with resolving major management issues related to ESG, establishing ESG management strategies and business plans and checking on the overall direction of sustainable management. In 2023, the ESG Committee met three times, and its major agenda included establishment of 2023 environment management plan, update of KEPCO ESG implementation strategy and publication of a sustainability report.

Item 6.B.	Compensation

The aggregate amount of remuneration paid to our standing and non-standing directors consist of (i) salaries and wages paid to standing and non-standing directors, which amounted to Won 1,082 million in aggregate in 2023, and (ii) accrued retirement and severance benefits for standing directors, which amounted to Won 33 million in 2023. Under the Act on the Management of Public Institution, our executive officers consist of the president and the standing and non-standing directors. Standing directors, except the standing director who concurrently serves as a member of our audit committee, take executive positions with our company while the other directors, including non-standing directors, do not. We do not have any other officer who is in charge of a principal business unit, division or function, any other officer who performs a policy making function or any other person who performs similar policy making functions for us.

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

As of December 31, 2023, we and our generation subsidiaries had a total of 48,696 regular employees, almost all of whom are employed within Korea. Approximately 10.0% of our regular employees (including employees of our generation subsidiaries) are located at our head office.

The following table sets forth the number of and other information relating to our regular employees, not including directors or senior management, as of December 31, 2023.

	KEPCO	KHNP	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP	Total
Regular Employees
Administrative	5,137	1,124	346	438	315	374	342	8,076
Engineers	12,453	9,954	2,207	2,203	2,219	2,047	2,037	33,120
Others	5,380	1,099	237	227	181	263	113	7,500

Total	22,970	12,177	2,790	2,868	2,715	2,684	2,492	48,696

Head Office Employees	1,769	1,547	302	309	275	314	367	4,883
% of total	7.7%	12.7%	10.8%	10.8%	10.1%	11.7%	14.7%	10.0%
Members of Labor Union	18,100	8,770	1,958	1,808	1,896	1,783	1,754	36,069
% of total	78.8%	72.0%	70.2%	63.0%	69.8%	66.4%	70.4%	74.1%

We and each of our generation subsidiaries have separate labor unions. Approximately 74.1% of our and our generation subsidiaries’ employees in the aggregate are members of these labor unions, each of which negotiates a collective bargaining agreement for its members each year. Under applicable Korean law, an employee-employer cooperation committee comprised of an equal number of representatives of management and labor (which shall be no less than three and no more than ten representatives from each of management and labor) is required to be established. Accordingly, an employee-employer cooperation committee composed of eight representatives of management and eight representatives of labor has been established at us and at each of our generation subsidiaries. The committee meets periodically to discuss various labor issues.

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

Item 6.E. Share Ownership

As of December 31, 2023, none of our directors and members of our administrative, supervisory or management bodies own more than 0.1% of our common stock individually and in aggregate.

Item 6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A. Major Shareholders

The following table sets forth certain information relating to certain owners of our capital stock as of December 31, 2023:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class (1) (%)
Common stock	Government	116,841,794	18.2%
	Korea Development Bank (2)	211,235,264	32.9%

	Subtotal	328,077,058	51.1%
	National Pension Service	42,438,945	6.6%
	Employee Stock Ownership Association	9,285,715	1.4%
	Directors as a group	3,421	0.0%
	Public (non-Koreans)
	Common shares	76,825,731	12.0%
	American depositary shares (3)	10,101,373	1.6%
	Public (Koreans)	175,231,834	27.3%

	Subtotal	313,887,019	48.9%

	Total	641,964,077	100.0%

Notes:

(1)	Percentages are based on issued shares of common stock.
(2)	Korea Development Bank is a Government-controlled entity.

(3)

The number for American depositary shares (ADSs) presented in this table is the number of common shares underlying the total outstanding ADSs. The actual number of the total outstanding ADSs, each representing one-half of a common share, is 20,202,746.

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

In the past three years, our related party transactions principally consisted of purchases of LNG from Korea Gas Corporation and long-term borrowings from Korea Development Bank. In 2021, 2022 and 2023, we and our generation subsidiaries purchased LNG from Korea Gas Corporation in the aggregate amount of Won 5,647 billion, Won 11,996 billion and Won 8,874 billion, respectively. As of December 31, 2023, we had borrowings from Korea Development Bank in the aggregate amount of Won 326 billion, which had interest rates ranging from 0.50% to 4.94%, CB rate + 0.90%, as well as 1 year KDB rate of + 0.91% for certain operating funds.

We also engage in extensive transactions with our consolidated generation subsidiaries, including the purchase of electricity from them through Korea Power Exchange, sales of electricity to them, payment and receipt of commissions for services and receivables and payables transactions. These are eliminated in the consolidation process. We also provide guarantees for certain of our affiliates. See Note 47.(7) to our consolidated financial statements included in this annual report for payment guarantees. We also have certain relationships with the Korea Power Exchange. See Item 4.B. “Business Overview—Purchase of Electricity—Cost-based Pool System.”

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

Legal Proceedings

As of December 31, 2023, we and our subsidiaries were engaged in 666 lawsuits as a defendant and 268 lawsuits as a plaintiff. As of the same date, the total amount of damages claimed against us and our subsidiaries was Won 805 billion, for which we have made a provision of Won 177 billion as of December 31, 2023, and the total amount claimed by us and our subsidiaries was Won 572 billion as of December 31, 2023. While the outcome of any of these lawsuits cannot presently be determined with certainty, our management currently believes that the final results from these lawsuits will not have a material adverse effect on our liquidity, financial position or results of operations.

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

As a result of such ruling by the Supreme Court of Korea, we and our subsidiaries became subject to a number of lawsuits filed by various industry-wide and company-specific labor unions based on claims that ordinary wage had been paid without including certain items that should have been included as ordinary wage. In July 2016, the court ruled against us, and in accordance with the court’s ruling, in August 2016 we paid Won 55.1 billion to the employees for three years of back pay plus interest. As of December 31, 2023, our subsidiaries set aside an aggregate amount of Won 39.2 billion to cover any potential future payments of additional ordinary and wage in relation to the related lawsuits. All cases are currently on-going at various stages of proceedings. We cannot presently assure you that the courts will not ultimately rule against our subsidiaries in these lawsuits, or that the amount of our reserves against these lawsuits will be sufficient to cover the amounts actually payable under court rulings. Any of these developments would adversely affect our results of operations.

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

From time to time, certain residential customers have filed class action lawsuits against us claiming that electricity tariffs, determined under the progressive rate structure, were excessive. As of December 31, 2023, we were subject to 14 such lawsuits brought by approximately 10,000 plaintiffs with an aggregate claim amount of Won 7.1 billion. As the Supreme Court recognized the legitimacy of the progressive rate structure in March 2023, we won 10 cases of these 14 lawsuits and 4 cases are currently pending as of March 18, 2024.

In April 2019, a forest fire broke out in Goseong in Gangwon Province, about 210 kilometers from Seoul, causing damages to nearby towns, covering approximately 1,260 hectares. The National Forensic Service has investigated the cause of the fire and has determined that the fire seems to have been started by an electrical arc from our utility pole’s wire, which broke as a result of a strong wind. Based on this finding, the Police Department of Goseong conducted follow-up investigations and issued a recommendation to prosecute seven employees of KEPCO in connection with the fire. In January 2023, the Seoul High Court acquitted the employees. The prosecutors have appealed to the Supreme Court and a trial is underway, the results of which may have a material adverse effect on us, our reputation and our operating results. In the meantime, we have settled with and completed compensation payment of Won 81.6 billion to victims as of March 31, 2024. In addition, we are compensating the fire victims by providing a number of services, such as free supply of electricity, and implementing measures to prevent future fires that may result from an electrical arc, including a special maintenance program during the dry season between March and May. Also, we implemented operational measures such as tailored operation of protective devices and suspension of operation during periods of low loads. We also plan to change power facility designs to reflect regional and seasonal characteristics, all of which are intended to help prevent similar incidents from happening in the future.

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

KEPCO KDN became subject to a lawsuit filed by its labor union on a claim based on the determination of incentives under management evaluation. The claimed amount is Won 237 billion and the first trial is currently in progress.

In September 2023, a group of 40 Korean nationals brought a lawsuit against the Ministry of Trade, Industry and Energy to rescind the approval for the construction of Shin-Hanul nuclear power plant #3 and #4. In November 2023, we applied to participate in the lawsuit as a stakeholder, and the first trial is currently in progress at the Seoul Administrative Court.

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

On May 18, 2021, the Gwangju District Prosecutor’s Office indicted KHNP and one of its employees for falsely reporting the results of the investigation on welding defects in the reactor head penetration pipe to the Nuclear Safety Committee. On December 15, 2022, the Gwangju District Court acquitted KHNP and its employee. Since the prosecutor made an appeal, this case is currently being adjudicated at the Gwangju District Court.

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

Share Capital

The principal trading market for our common stock is the Korea Exchange. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank, N.A. as depositary and are listed on the New York Stock Exchange under the symbol “KEP.” One ADS represents one-half of one share of our common stock. As of December 31, 2023, 10,101,373 ADSs representing 1.6% shares of our common stock were outstanding.

Common Stock

Shares of our common stock are listed on the KRX KOSPI Market of the Korea Exchange. The table below shows the high and low closing prices on the KRX KOSPI Market of the Korea Exchange for our common stock since 2018.

	Closing Price
Period	High	Low
	(In Won)
2019
First Quarter	35,800	29,900
Second Quarter	30,350	24,700
Third Quarter	27,950	24,700
Fourth Quarter	29,250	25,100
2020
First Quarter	28,500	16,250
Second Quarter	23,850	19,000
Third Quarter	21,950	18,700
Fourth Quarter	28,300	19,950
2021
First Quarter	27,150	22,700
Second Quarter	27,150	23,350
Third Quarter	25,650	23,150
Fourth Quarter	23,750	20,750
Fourth Quarter	28,300	19,950
2022
First Quarter	24,750	20,100
Second Quarter	23,800	21,050
Third Quarter	22,950	18,900
Fourth Quarter	22,450	16,650
2023
First Quarter	20,400	17,230
Second Quarter	20,600	17,890
Third Quarter	20,700	17,810
Fourth Quarter	19,650	16,190
October	17,650	16,320
November	19,000	16,190
December	19,650	18,550

	Closing Price
Period	High	Low
	(In Won)
2024
First Quarter	24,850	18,030
January	19,920	18,030
February	24,850	20,200
March	24,850	22,000
April (through April 5)	22,100	21,350

ADSs

The table below shows the high and low closing prices on the New York Stock Exchange for the outstanding ADSs since 2018. Each ADS represents one-half of one share of our common stock.

	Closing Price per ADS
Period	High	Low
	(In US$)
2019
First Quarter	15.75	13.01
Second Quarter	13.20	10.42
Third Quarter	11.79	10.24
Fourth Quarter	12.22	10.52
2020
First Quarter	17.82	10.51
Second Quarter	15.65	10.15
Third Quarter	14.59	11.20
Fourth Quarter	16.25	11.47
2021
First Quarter	12.37	10.04
Second Quarter	12.18	10.39
Third Quarter	11.06	9.84
Fourth Quarter	10.04	8.77
2022
First Quarter	10.18	8.34
Second Quarter	9.54	8.26
Third Quarter	8.79	6.72
Fourth Quarter	8.64	5.80
2023
First Quarter	8.42	6.38
Second Quarter	7.75	6.82
Third Quarter	8.09	6.37
Fourth Quarter	7.50	5.96
October	6.53	5.96
November	7.40	6.08
December	7.50	7.07
2024
First Quarter	9.5	6.72
January	7.47	6.72
February	9.35	7.62
March	9.5	8.28
April (through April 5)	8.19	8.07

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

As of March 29, 2024, the aggregate market value of equity securities listed on the KOSPI of the Korea Exchange was approximately Won 2,240,538 billion. The average daily trading volume of equity securities for the first quarter of 2024 was approximately 531 million shares with an average transaction value of Won 8,005 billion.

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

Movements in KOSPI in the past six years are set out in the following table:

	Opening	High	Low	Closing
2019	2,010.00	2,248.63	1,909.71	2,197.67
2020	2,175.17	2,873.47	1,457.64	2,873.47
2021	2,944.45	3,305.21	2,839.01	2,977.65
2022	2,988.77	2,989.24	2,155.49	2,236.40
2023	2,225.67	2,667.07	2,218.68	2,655.28
2024 (through April 8)	2,669.81	2,757.09	2,435.90	2,720.16

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

The number of companies listed on the KRX KOSPI Market of the Korea Exchange since 2016, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Number of Listed Companies	Total Market Capitalization on the Last Day for Each Period		Average Daily Trading Volume, Value
		(Millions of Won)	(Thousands of U.S. dollars)(1)	(Thousands of Shares)	(Millions of Won)	(Thousands of U.S. dollars)(1)
2019	799	1,475,909,366	1,277,290,667	470,723	4,989,807	4,318,309
2020	795	1,980,543,162	1,823,536,656	895,256	12,200,417	11,233,235
2021	818	2,203,366,546	1,853,749,408	1,039,479	15,424,224	12,976,800
2022	820	1,976,432,573	1,568,348,336	595,196	9,008,397	7,148,387
2023	834	2,126,372,516	1,649,117,819	538,210	9,602,689	7,447,409
2024 (through April 5)	840	2,215,451,533	1,638,890,023	533,006	10,625,202	7,860,040

Source: The Korea Exchange

Note:

(1)	Converted at the market average exchange rate as announced by Seoul Money Brokerage Services, Ltd. in Seoul at the end of the periods indicated.

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

As the cash deposited with a financial investment company with a brokerage license is regarded as belonging to such financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the financial investment company with a brokerage license if a bankruptcy or reorganization procedure is instituted against such financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korean Deposit Insurance Corporation will, upon the request of the investors, pay investors up to Won 50 million per depositor per financial institution in case of such financial investment company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events (collectively, the “Insolvency Events”). Pursuant to the Financial Investment Services and Capital Markets Act, subject to certain exceptions, financial investment companies with a brokerage license are required to deposit the cash received from their customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Financial Investment Services and Capital Markets Act. Set-off or attachment of cash deposits by financial investment companies with a brokerage license is prohibited. The premiums related to this insurance under the Depositor Protection Act are paid by financial investment companies with a brokerage license.

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

On November 7, 2022, we further amended our Articles of Incorporation to incorporate an amendment to the Act on the Management of Public Institutions implemented on August 4, 2022, which requires a “market-oriented public enterprise” like us to appoint at least one non-standing director who has held his or her office for at least three years and either (a) is recommended by the representative of the employees (or the representative of the labor union if there is a labor union comprising the majority of the employees) or (b) obtains consent from the majority of the employees. The term of office of a labor director is two years, and candidates must be recommended and approved in accordance with the Act. In accordance with the guidelines for the management of public institutions, we have assigned labor directors in the appropriate departments or duties to ensure that they are able to carry out their responsibilities efficiently, and provide them with educational opportunities.

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

Share Capital

Currently, our authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value Won 5,000 per share. Under our Articles of Incorporation, we are authorized to issue up to 150,000,000 non-voting preferred shares. As of December 31, 2023, 641,964,077 common shares were issued and no non-voting preferred shares have been issued. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. Our shares are electronically registered with our account management institution in lieu of issuing share certificates.

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

In addition, pursuant to the Enforcement Decree of the Commercial Act, when a Korean listed company convokes a meeting of shareholders, it shall provide shareholders with the annual report and the audit report by sending them via email or posting them on its website no later than a week prior to the meeting of shareholders.

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

Government Review of Issuances of Debt Securities and ADSs and Report for Payments

In order for us to issue debt securities of any series outside of Korea, we are required to file a report with our designated foreign exchange bank or the Ministry of Economy and Finance on the issuance of such debt securities, depending on the issuance amount. The Ministry of Economy and Finance may at its discretion direct us to take measures as necessary to avoid undue exchange rate fluctuations before it accepts such report. Furthermore, in order for us to make payments of principal of or interest on the debt securities of any series and other amounts as provided in an indenture and such debt securities, we are required to present relevant documents to the designated foreign exchange bank at the time of each actual payment. The purpose of such presentation is to ensure that the actual remittance is consistent with the terms of the transaction reported to our designated foreign exchange bank or the Ministry of Economy and Finance.

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

In January 2023, the Financial Service Commission announced its plan to (i) abolish the foreign investor registration requirement and allow the foreign investors to open a brokerage account with a financial investment company or financial institution in Korea only with (in case of the foreign legal entity) LEI (Legal Entity Identifier) or (in case of the foreign individual) his or her passport number (as the case may be), (ii) expand the scope of the over-the-counter transactions exceptionally permitted such as the transactions without change of actual owner (e.g., merger of funds, transaction between feeder fund and master fund, between asset manager and fund managed by such asset manager or between funds managed by the same asset manager), (iii) facilitate the use of omnibus account for the foreign investors by abolishing the reporting requirement for trading details of the listed shares by each end-investor immediately after the settlement and (iv) simplify the post-reporting procedures applying to the over-the-counter transactions exceptionally permitted. In December 2023, the Financial Service Commission announced that each plan would be implemented starting from December 14, 2023, and each plan was implemented accordingly.

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

Item 10.E. Taxation

Korean Taxes

The following summary describes the material Korean tax consequences of ownership of the Registered Debt Securities and ADSs. Persons considering the purchase of the Registered Debt Securities or ADSs should consult their own tax advisors with regard to the application of the Korean income tax laws to their particular situations as well as any tax consequences arising under the laws of any other taxing jurisdiction. Reference is also made to a tax treaty between Korea and the United States entitled “Convention Between the United States of America and the Republic of Korea for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and the Encouragement of International Trade and Investment,” signed on June 4, 1976 and entered into force on October 20, 1979.

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

Furthermore, Korean tax laws require the beneficial owner to submit an application for entitlement to a reduced tax rate together with the documents proving the beneficial owner of such Korean source income (including a certificate of tax residence of the beneficial owner issued by a competent authority of the country of tax residence of the beneficial owner) to a withholding obligor paying Korean source income in order to benefit from the available reduced tax rate pursuant to the relevant tax treaty. Under Korean tax laws and subject to certain exceptions, an overseas investment vehicle (which is defined as an organization established in a foreign jurisdiction that manages funds collected through investment solicitation by acquiring, disposing or otherwise investing in proprietary targets and then distributes the proceeds thereof to investors) (the “Overseas Investment Vehicle”) must obtain an application for entitlement to a reduced tax rate along with the documents proving the beneficial owner of such Korean source income (including a certificate of tax residence) from the beneficial owner and submit to the withholding obligor an overseas investment vehicle report (prepared by the Overseas Investment Vehicle) which includes a detailed statement on the beneficial owner together with the application for entitlement to a reduced tax rate received from the beneficial owner.

Due to recent amendment to the Korean tax laws, which applies for fiscal years beginning on or after January 1, 2020, Overseas Investment Vehicles may be regarded as beneficial owners of Korean sourced income in certain situations. Pursuant to such amendment, Overseas Investment Vehicles may be treated as beneficial owners of Korean source income if one of the following conditions are met: (i) the Overseas Investment Vehicle is subject to taxation in the jurisdiction in which it resides and there is no intentional tax avoidance purpose to establishing the Overseas Investment Vehicle in the jurisdiction; (ii) the Overseas Investment Vehicle is deemed as the beneficial owner under a tax treaty; or (iii) the Overseas Investment Vehicle is unable to confirm its list of beneficial owners investing in the Overseas Investment Vehicle (if only a portion of the beneficial owners are confirmed, applies with respect to the remaining unconfirmed list of beneficial owners). Overseas Investment Vehicles that are not regarded as foreign “corporations” for purposes of the Korean tax law may be recognized as beneficial owners if one of the above conditions (ii) or (iii) are met. Starting from January 1, 2022, the above conditions (i) and (ii) are changed as follows: (i) under the applicable tax treaty, the Overseas Investment Vehicle bears tax liabilities in the country in which it is established and the Korean source income is eligible for the treaty benefits under the tax treaty; or (ii) where the Overseas Investment Vehicle does not meet the above condition (i), the Overseas Investment Vehicle is deemed to be the beneficial owner of the Korean source income under the applicable tax treaty and the Korean source income is eligible for the treaty benefits under the tax treaty. Further, Overseas Investment Vehicles that meet condition (iii) would be subject to the default statutory withholding tax rate under the Korean tax laws and the treaty withholding rates under relevant tax treaties would not apply even though the Overseas Investment Vehicles are deemed to be beneficial owners of Korean source income.

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

In order to obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or any other withholding obligor, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits.

Furthermore, Korean tax laws require the beneficial owner to submit an application for tax exemption together with the documents proving the beneficial owner of such Korean source income (including a certificate of tax residence of the beneficial owner issued by a competent authority of the country of tax residence of the beneficial owner) to a withholding obligor paying Korean source income in order to benefit from the available exemption pursuant to the relevant tax treaty. Under Korean tax laws and subject to certain exceptions, the Overseas Investment Vehicle must obtain an application for tax exemption along with the documents proving the beneficial owner of such Korean source income (including a certificate of tax residence) from the beneficial owner and forward it to the withholding obligor along with an overseas investment vehicle report (prepared by the Overseas Investment Vehicle) which includes a detailed statement on the beneficial owner together with the application for tax exemption received from the beneficial owner. The withholding obligor must submit the application and the report to the relevant tax office by the ninth day of the month following the date of the first payment of such income.

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

Furthermore, Korean tax laws require the beneficial owner to submit an application for entitlement to a reduced tax rate together with the documents proving the beneficial owner of such Korean source income

(including a certificate of tax residence of the beneficial owner issued by a competent authority of the country of tax residence of the beneficial owner) to a withholding obligor paying Korean source income in order to benefit from the available reduced tax rate pursuant to the relevant tax treaty. Under Korean tax laws and subject to certain exceptions, the Overseas Investment Vehicle must obtain an application for entitlement to a reduced tax rate along with the documents proving the beneficial owner of such Korean source income (including a certificate of tax residence) from the beneficial owner and submit to the withholding obligor an overseas investment vehicle report (prepared by the Overseas Investment Vehicle) which includes a detailed statement on the beneficial owner together with the application for entitlement to a reduced tax rate received from the beneficial owner.

If you hold common shares or ADSs and receive the dividend through an account at the Korea Securities Depository held by a foreign depositary settlement institute, you are not required to submit the application for entitlement to a reduced tax rate. However, the documents proving the beneficial owner of such Korean source income (including a certificate of tax residence of the beneficial owner) may need to be submitted to us through such foreign depositary settlement institute.

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

In order to obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the investment dealer or the investment broker, or through the ADS depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. Please see the discussion under “—Tax Treaties” below for an additional explanation on claiming treaty benefits. Furthermore, Korean tax laws require the beneficial owner to submit an application for tax exemption together with the documents proving the beneficial of such Korean source income (including a certificate of tax residence of the beneficial owner issued by a competent authority of the country of tax residence of the beneficial owner) to a withholding obligor paying Korean source income in order to benefit from the available exemption pursuant to the relevant tax treaty. Under Korean tax laws and subject to certain exceptions, the Overseas Investment Vehicle must obtain an application for tax exemption along with the documents proving the beneficial owner of such Korean source income (including a certificate of tax residence) from the beneficial owner and forward it to the withholding obligor along with an overseas investment vehicle report (prepared by the Overseas Investment Vehicle) which includes a detailed statement on the beneficial owner together with the application for tax exemption received from the beneficial owner. The withholding obligor must submit the application and the report to the relevant tax office by the ninth day of the month following the date of the first payment of such income.

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

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of interest or dividend payments or capital gains to submit to us, the purchaser or the investment dealer or the investment broker, as applicable, the documents proving the beneficial owner of such Korean source income including a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser or the investment dealer or the investment broker, as applicable, must withhold tax at the normal rates.

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

Securities Transaction Tax

If you transfer shares of common stock on the Stock Market of the Korea Exchange, you will be subject to securities transaction tax at the rate of 0.03% (which will be reduced to 0% for transfers on or after January 1, 2025) and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock. If your transfer of the shares of common stock is not made on the Stock Market of the Korea Exchange, subject to certain exceptions you will be subject to securities transaction tax at the rate of 0.35% and will not be subject to an agriculture and fishery special surtax.

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

This summary is based on current law, which is subject to change (perhaps retroactively), is for general purposes only and should not be considered tax advice. This summary does not represent a detailed description of the U.S. federal income tax consequences to you and does not address the effects of the Medicare contribution tax on net investment income, U.S. federal estate and gift taxes or foreign, state, local or other tax considerations that may be relevant to you in light of your particular circumstances. The discussion set forth below is applicable to you if (i) you are a resident of the United States for purposes of the current income tax treaty between the United States and Korea (the “Treaty”), (ii) your Registered Debt Securities, common stock or ADSs are not, for purposes of the Treaty, effectively connected with a permanent establishment in Korea and (iii) you otherwise qualify for the full benefits of the Treaty. This summary deals only with Registered Debt Securities, common stock or ADSs held as capital assets, and it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a dealer in securities or currencies, a financial institution, a regulated investment company, a real estate investment trust, an insurance company, a tax-exempt organization, a person holding the Registered Debt Securities, common stock or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle, a person owning 10.0% or more of our stock (by vote or value), a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, a person liable for alternative minimum tax, a person required to accelerate the recognition of any item of gross income with respect to the Registered Debt Securities, common stock or ADSs as a result of such income being recognized on an applicable financial statement, a partnership or other pass-through entity (or an investor therein), or a U.S. Person whose “functional currency” is not the U.S. dollar). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

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

Although interest payments to you are currently exempt from Korean taxation provided that Registered Debt Securities are deemed to be foreign currency-denominated bonds issued outside of Korea for the purpose of the STTCL (see—“Korean Taxes—Registered Debt Securities—Taxation of Interest,” above), if the Korean law providing for the exemption is repealed, then, in addition to interest payments on the Registered Debt Securities and original issue discount on the ZTF Debentures, you will be required to include in income any additional amounts paid and any Korean tax withheld from interest payments notwithstanding that you in fact did not receive such withheld tax. You may be entitled to credit such Korean tax (up to the Treaty rate), subject to applicable conditions and limitations in the Internal Revenue Code of 1986, as amended (the “Code”). However, Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied if you do not elect to apply the benefits of the Treaty. The Department of the Treasury and the Internal Revenue Service (the “IRS”) are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). For purposes of calculating the foreign tax credit, interest income on a Registered Debt Security (including additional amounts and any Korean taxes withheld in respect thereof) and original issue discount on a ZTF Debenture will be treated as foreign source income and will generally be considered passive category income. You will generally be denied a foreign tax credit for Korean taxes imposed with respect to the Registered Debt Securities if you do not meet a minimum holding period requirement during which you are not protected from risk of loss. Instead of claiming a foreign tax credit, you may be able to deduct Korean withholding taxes on interest in computing your taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. Person is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. Person claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit or a deduction under their particular circumstances.

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

Sale, Exchange and Retirement of Registered Debt Securities

Upon the sale, exchange, retirement or other disposition of a Registered Debt Security, you generally will recognize gain or loss equal to the difference between the amount you receive (not including an amount equal to any accrued qualified stated interest, which will be taxable as ordinary income to the extent not previously included in income) and your adjusted tax basis in the Registered Debt Security. Your adjusted tax basis in a Registered Debt Security other than a ZTF Debenture will generally be your cost of obtaining the Registered Debt Security, increased by any market discount previously included in income and reduced by payments of principal you receive and any bond premium that you have previously amortized. Your adjusted tax basis in a ZTF Debenture will, in general, be your cost therefor, increased by any market discount and OID previously included in income and reduced by any cash payments on the ZTF Debenture and any bond premium that you have previously amortized. Except as described above with respect to market discount, your gain or loss realized upon the sale, exchange, retirement or other disposition of a Registered Debt Security will be capital gain or loss and will generally be long-term capital gain or loss if, at the time of the sale, exchange, retirement or other disposition, you have held the Registered Debt Security for more than one year. Long-term capital gains of non-corporate U.S. Persons (including individuals) are eligible for reduced rates of taxation. Your ability to deduct capital losses is subject to limitations.

Except as described above with respect to market discount, your gain or loss realized upon the sale, exchange, retirement or other disposition of a Registered Debt Security will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use a foreign tax credit for any Korean tax imposed on the disposition of Registered Debt Securities unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, unless you elect to apply the benefits of the Treaty, any such Korean tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable Korean tax may reduce the amount realized upon the sale, exchange, retirement or other disposition. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any Korean tax is imposed upon the disposition of Registered Debt Securities and you apply such temporary relief, such Korean tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit or a deduction under their particular circumstances.

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

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 16.5%. You will be required to properly demonstrate your entitlement to the reduced rate of withholding under the Treaty (see “ —Korean Taxes—Shares or ADSs —Tax Treaties”). Subject to certain conditions and limitations, Korean withholding taxes (up to the Treaty rate) may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. However, the Foreign Tax Credit Regulations impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied if you do not elect to apply the benefits of the Treaty. The Department of the Treasury and the IRS are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). For purposes of calculating the foreign tax credit, dividends paid on the common stock or ADSs will be treated as foreign source income and will generally be considered passive category income. You will generally be denied a foreign tax credit for Korean taxes imposed on dividends paid on common stock or ADSs if you do not meet a minimum holding period requirement during which you are not protected from risk of loss. Instead of claiming a foreign tax credit, you may be able to deduct Korean withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. Person is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. Person claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit or a deduction under their particular circumstances, including the possible adverse impact on creditability to the extent you are entitled to a refund of any Korean tax withheld or a reduced rate of withholding.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the common stock or ADSs (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by the investor on a subsequent disposition of the common stock or ADSs), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange of property. Consequently, such distributions in excess of our current and accumulated earnings and profits would not give rise to foreign source income and you generally would not be able to use a foreign tax credit for any Korean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, we do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be reported and treated as a dividend (as discussed above).

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

Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use a foreign tax credit for any Korean tax imposed on the disposition of ADSs or common stock unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, unless you elect to apply the benefits of the Treaty, any such Korean tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable Korean tax may reduce the amount realized upon the disposition of ADSs or common stock. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any Korean tax is imposed upon the disposition of ADSs or common stock and you apply such temporary relief, such Korean tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit or a deduction under their particular circumstances.

You should note that any Korean securities transaction tax will not be treated as a creditable foreign tax for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and assets and the valuation of our assets, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2023, and we do not expect to be a PFIC in 2024 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you. For example, if we become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. In addition, non-corporate U.S. Persons will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets in each year. Specifically, we will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either: (i) 75% or more of our gross income in such year is passive income, or (ii) the average percentage of our assets by value in such year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. We cannot assure you that we will not be a PFIC for 2024 or any future taxable year.

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

Our primary market risk exposures are to fluctuations in exchange rates, interest rates and fuel prices. We are exposed to foreign exchange risk related to foreign currency-denominated liabilities. As of December 31, 2023, 14.8% of our long-term debt (including the current portion but excluding original issue discounts and premium), without taking into consideration of swap transactions, was denominated in foreign currencies, principally U.S. dollar. However, a substantial portion of our revenues is denominated in Won. As a result, changes in exchange rates, particularly between the Won and the U.S. dollar, significantly affect us due to our significant amounts of foreign currency-denominated debt and the effect of such changes on the amount of funds required by us to make interest and principal payments on such debt. In order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have entered into currency swaps and other hedging arrangements with respect to our foreign currency denominated debt.

We are also exposed to foreign exchange risk related to our purchases of fuel since we obtain substantially all of our fuel materials (other than anthracite coal) directly or indirectly from sources outside Korea. Prices for such fuel materials are quoted based on prices stated in, and in many cases are paid for in, currencies other than Won. In 2023, fuel costs represented 30.8% of our sales.

We are exposed to interest rate risk due to significant amounts of debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings. We are also exposed to fluctuations in prices of fuel materials. In 2023, for electricity generation, uranium accounted for 46.1% of our fuel requirements, coal accounted for 38.5%, LNG accounted for 12.0%, oil accounted for 0.02%, and others accounted for 3.38%, measured in each case by the amount of electricity we generated. In 2022, for electricity generation, uranium accounted for 43.1% of our fuel requirements, coal accounted for 40.2%, LNG accounted for 13.1%, oil accounted for 0.1%, and others accounted for 3.5%, measured in each case by the amount of electricity we generated.

For additional discussions of our market risks, see Item 3.D. “Risk Factors” and Item 5.B. “Liquidity and Capital Resources—Liquidity.”

We have entered into various swap contracts to hedge exchange rate risks arising from foreign currency-denominated debts. Details of currency swap contracts outstanding as of December 31, 2023 are as follows:

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate		Contract Exchange Rate
Type				Pay	Receive	Pay	Receive
				(in millions of Won or thousands of foreign currencies except contract exchange rate information)
Trading	Standard Chartered	2014	2029	KRW 102,470	USD 100,000	3.14%	3.57%	1,024.70
	Societe Generale	2014	2024	KRW 105,017	USD 100,000	4.92%	5.13%	1,050.17
	Hana Bank	2015	2024	KRW 107,970	USD 100,000	4.75%	5.13%	1,079.70
	Credit Agricole	2015	2024	KRW 94,219	USD 86,920	4.85%	5.13%	1,083.97
	Woori Bank	2019	2027	KRW 21,708	USD 19,417	5.04%	6.75%	1,118.00
	Woori Bank	2019	2024	KRW 296,000	USD 250,000	1.21%	2.50%	1,184.00
	Korea Development Bank	2019	2024	KRW 177,600	USD 150,000	1.24%	2.50%	1,184.00
	Hana Bank	2019	2024	KRW 118,400	USD 100,000	1.24%	2.50%	1,184.00
	Woori Bank	2020	2025	KRW 241,320	USD 200,000	0.54%	1.13%	1,206.60
	Korea Development Bank	2020	2025	KRW 241,320	USD 200,000	0.54%	1.13%	1,206.60
	Kookmin Bank	2020	2025	KRW 120,660	USD 100,000	0.54%	1.13%	1,206.60
	Kookmin Bank	2020	2026	KRW 76,355	USD 70,445	5.83%	6.00%	1,083.90
	Woori Bank	2021	2026	KRW 118,170	USD 100,000	1.11%	1.13%	1,181.70
	Korea Development Bank	2021	2026	KRW 118,170	USD 100,000	1.11%	1.13%	1,181.70
	Hana Bank	2021	2026	KRW 118,170	USD 100,000	1.11%	1.13%	1,181.70
	Hana Bank	2022	2025	KRW 385,800	USD 300,000	3.11%	3.63%	1,286.00
	Woori Bank	2022	2025	KRW 257,200	USD 200,000	3.12%	3.63%	1,286.00
	JP Morgan	2022	2027	KRW 128,600	USD 100,000	3.56%	4.00%	1,286.00
	Woori Bank	2022	2027	KRW 128,600	USD 100,000	3.56%	4.00%	1,286.00
	Kookmin Bank	2022	2027	KRW 128,600	USD 100,000	3.56%	4.00%	1,286.00
	Korea Development Bank	2022	2026	KRW 283,820	USD 200,000	4.67%	5.38%	1,419.10
	Hana Bank	2022	2026	KRW 141,910	USD 100,000	4.68%	5.38%	1,419.10
	JP Morgan	2022	2026	KRW 141,910	USD 100,000	4.69%	5.38%	1,419.10
	Woori Bank	2022	2026	KRW 141,910	USD 100,000	4.68%	5.38%	1,419.10
	Korea Development Bank	2022	2028	KRW 283,820	USD 200,000	5.12%	5.50%	1,419.10
	Woori Bank	2022	2028	KRW 141,910	USD 100,000	5.13%	5.50%	1,419.10
	Hana Bank	2023	2026	KRW 256,000	USD 200,000	3.97%	5.38%	1,280.00
	Shinhan Bank	2023	2026	KRW 192,000	USD 150,000	3.99%	5.38%	1,280.00
	Kookmin Bank	2023	2026	KRW 128,000	USD 100,000	4.03%	5.38%	1,280.00
	Korea Development Bank	2023	2026	KRW 256,000	USD 200,000	4.04%	5.38%	1,280.00
	Bank of America	2023	2026	KRW 128,000	USD 100,000	4.04%	5.38%	1,280.00
	Standard Chartered	2023	2026	KRW 128,000	USD 100,000	4.04%	5.38%	1,280.00
	Woori Bank	2023	2026	KRW 192,000	USD 150,000	4.05%	5.38%	1,280.00
	Nomura	2015	2025	KRW 111,190	USD 100,000	2.60%	3.25%	1,111.90
	Korea Development Bank	2015	2025	KRW 111,190	USD 100,000	2.62%	3.25%	1,111.90
	Woori Bank	2015	2025	KRW 55,595	USD 50,000	2.62%	3.25%	1,111.90
	Hana Bank	2015	2025	KRW 55,595	USD 50,000	2.62%	3.25%	1,111.90
	Woori Bank	2017	2027	KRW 111,610	USD 100,000	2.25%	3.13%	1,116.10
	Korea Development Bank	2017	2027	KRW 111,610	USD 100,000	2.31%	3.13%	1,116.10

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate		Contract Exchange Rate
Type				Pay	Receive	Pay	Receive
				(in millions of Won or thousands of foreign currencies except contract exchange rate information)
	Hana Bank	2017	2027	KRW 111,610	USD 100,000	2.31%	3.13%	1,116.10
	Korea Development Bank	2018	2028	KRW 108,600	HKD 800,000	2.69%	3.35%	135.75
	Shinhan Bank	2018	2028	KRW 115,387	HKD 850,000	2.66%	3.35%	135.75
	Korea Citi bank	2019	2024	KRW 239,956	CHF 200,000	1.44%	0.00%	1,199.78
	Korea Development Bank	2019	2027	KRW 119,978	CHF 100,000	1.43%	0.05%	1,199.78
	Woori Bank	2021	2026	KRW 222,800	USD 200,000	0.93%	1.25%	1,114.00
	Shinhan Bank	2021	2026	KRW 111,400	USD 100,000	0.92%	1.25%	1,114.00
	Korea Development Bank	2021	2026	KRW 111,400	USD 100,000	0.93%	1.25%	1,114.00
	Nonghyup Bank	2021	2026	KRW 111,400	USD 100,000	0.93%	1.25%	1,114.00
	Woori Bank	2022	2027	KRW 262,000	USD 200,000	3.62%	4.25%	1,310.00
	Export-Import Bank of Korea	2022	2027	KRW 131,000	USD 100,000	3.63%	4.25%	1,310.00
	Kookmin Bank	2022	2027	KRW 131,000	USD 100,000	3.62%	4.25%	1,310.00
	Hana Bank	2022	2027	KRW 131,000	USD 100,000	3.61%	4.25%	1,310.00
	Korea Development Bank	2022	2027	KRW 262,000	USD 200,000	3.63%	4.25%	1,310.00
	Export-Import Bank of Korea	2022	2032	KRW 349,829	HKD 1,935,000	4.87%	5.16%	180.79
	JP Morgan	2022	2032	KRW 75,194	HKD 415,000	5.00%	5.16%	181.19
	Export-Import Bank of Korea	2023	2030	KRW 172,982	HKD 1,037,000	4.25%	4.51%	166.81
	HSBC	2019	2024	USD 205,500	AUD 300,000	3M SOFR+ 1.04%	3M BBSW+ 0.97%	USD 0.69
Cash flow hedge	Kookmin Bank	2020	2025	KRW 118,780	USD 100,000	1.29%	2.13%	1,187.80
	Shinhan Bank	2020	2025	KRW 118,780	USD 100,000	1.29%	2.13%	1,187.80
	Hana Bank	2020	2025	KRW 118,780	USD 100,000	1.29%	2.13%	1,187.80
	Korea Development Bank	2020	2026	KRW 118,910	USD 100,000	0.61%	1.00%	1,189.10
	Hana Bank	2020	2026	KRW 118,910	USD 100,000	0.61%	1.00%	1,189.10
	Woori Bank	2020	2026	KRW 118,910	USD 100,000	0.62%	1.00%	1,189.10
	Nomura	2017	2037	KRW 52,457	EUR 40,000	2.60%	1.70%	1,311.42
	Nomura	2017	2037	KRW 59,423	SEK 450,000	2.62%	2.36%	132.05
	Kookmin Bank	2021	2026	KRW 114,230	USD 100,000	1.27%	1.25%	1,142.30
	Korea Development Bank	2021	2026	KRW 114,230	USD 100,000	1.27%	1.25%	1,142.30
	Hana Bank	2021	2026	KRW 114,230	USD 100,000	1.27%	1.25%	1,142.30
	Korea Development Bank	2022	2027	KRW 123,710	USD 100,000	3.41%	3.63%	1,237.10
	Woori Bank	2022	2027	KRW 123,710	USD 100,000	3.41%	3.63%	1,237.10
	JP Morgan	2022	2027	KRW 123,710	USD 100,000	3.41%	3.63%	1,237.10
	BNP Paribas	2019	2024	KRW 111,841	CHF 100,000	1.78%	0.13%	1,118.41
	Kookmin Bank	2019	2024	KRW 111,841	CHF 100,000	1.78%	0.13%	1,118.41
	Korea Development Bank	2022	2025	KRW 128,560	USD 100,000	3.37%	4.13%	1,285.60
	Woori Bank	2022	2025	KRW 128,560	USD 100,000	3.37%	4.13%	1,285.60
	Kookmin Bank	2022	2025	KRW 128,560	USD 100,000	3.37%	4.13%	1,285.60
	Woori Bank	2021	2026	KRW 220,600	USD 200,000	0.47%	0.75%	1,103.00
	Shinhan Bank	2021	2026	KRW 220,600	USD 200,000	0.47%	0.75%	1,103.00
	Hana Bank	2021	2026	KRW 55,150	USD 50,000	0.48%	0.75%	1,103.00
	Shinhan Bank	2023	2026	KRW 132,930	USD 100,000	4.07%	5.38%	1,329.30
	Nonghyup Bank	2023	2026	KRW 132,930	USD 100,000	4.05%	5.38%	1,329.30
	Kookmin Bank	2023	2026	KRW 132,930	USD 100,000	4.07%	5.38%	1,329.30
	Woori Bank	2020	2025	KRW 245,560	USD 200,000	0.93%	1.75%	1,227.80
	Hana Bank	2020	2025	KRW 245,560	USD 200,000	0.93%	1.75%	1,227.80
	Korea Development Bank	2020	2025	KRW 122,780	USD 100,000	0.93%	1.75%	1,227.80
	JP Morgan	2022	2025	KRW 126,180	USD 100,000	2.80%	3.60%	1,261.80
	Hana Bank	2022	2025	KRW 126,180	USD 100,000	2.80%	3.60%	1,261.80
	Korea Development Bank	2022	2025	KRW 252,360	USD 200,000	2.83%	3.60%	1,261.80
	Woori Bank	2022	2025	KRW 126,180	USD 100,000	2.85%	3.60%	1,261.80
	Woori Bank	2023	2028	KRW 259,000	USD 200,000	3.83%	4.88%	1,295.00

	Counterparty	Contract Year	Settlement Year	Contract amounts		Contract interest rate		Contract Exchange Rate
Type				Pay	Receive	Pay	Receive
				(in millions of Won or thousands of foreign currencies except contract exchange rate information)
	Korea Development Bank	2023	2028	KRW 129,500	USD 100,000	3.85%	4.88%	1,295.00
	Bank of America	2023	2028	KRW 64,750	USD 50,000	3.85%	4.88%	1,295.00

Under these currency swap contracts, we recognized net valuation gain of Won 270 billion in 2023.

Details of interest rate contracts outstanding as of December 31, 2023 are as follows:

	Counterparty	Contract Year	Settlement Year	Contract amounts	Contract interest rate per annum
Type					Pay	Receive
				(in millions of Won or thousands of foreign currencies)
Trading	Nomura(1)	2018	2038	30,000	3M CD+0.10%	3.75%
	Hana Bank	2019	2024	200,000	1.87%	3M CD + 0.13%
	Shinhan Bank	2021	2025	100,000	2.32%	3M CD + 0.43%
	Hana Bank	2022	2027	200,000	3.02%	3M CD + 0.61%
	Hana Bank	2022	2027	200,000	3.04%	3M CD + 0.58%
	Hana Bank	2022	2027	250,000	3.38%	3M CD + 0.59%
	Nomura	2022	2027	200,000	3.55%	3M CD + 0.60%
	Shinhan Bank	2022	2027	150,000	3.53%	3M CD + 0.55%
	Hana Bank	2022	2027	200,000	3.70%	3M CD + 0.59%
	Nomura	2022	2027	300,000	3.89%	3M CD + 0.67%
	Hana Bank	2022	2027	200,000	3.93%	3M CD + 0.67%
	Nomura	2022	2027	200,000	3.80%	3M CD + 0.68%
	Nomura	2022	2027	300,000	4.04%	3M CD + 0.60%
	Hana Bank	2022	2027	100,000	4.68%	3M CD + 1.04%
	Hana Bank	2022	2027	100,000	5.45%	3M CD + 1.20%
	Shinhan Bank	2023	2028	200,000	4.27%	3M CD + 0.76%
	Shinhan Bank	2023	2028	50,000	4.27%	3M CD + 0.76%
	Nomura	2023	2028	250,000	4.13%	3M CD + 0.73%
	Hana Bank	2023	2028	200,000	3.74%	3M CD + 0.51%
	Hana Bank	2023	2028	100,000	4.19%	3M CD + 0.50%
	Shinhan Bank	2023	2028	300,000	3.81%	3M CD + 0.70%
	Hana Bank	2023	2028	200,000	3.95%	3M CD + 0.50%
	Nomura	2017	2032	52,457	2.55%+Floating rate	2.60%
	Nomura	2017	2032	59,423	2.57%+Floating rate	2.62%
	Nomura(2)	2021	2041	30,000	1.84%	2.60%
	Nomura(3)	2021	2041	50,000	1.87%	2.38%
	ANZ	2022	2025	AUD 865	0.48%	3.33%
	DBS Bank	2022	2025	AUD 865	0.48%	3.33%
	Societe Generale	2022	2025	AUD 865	0.48%	3.28%
	MUFG	2022	2048	USD 155,941	SOFR(3M)	3.71%
	Mizuho Bank	2022	2048	USD 155,941	SOFR(3M)	1.05%
	Mizuho Bank	2022	2024	USD 112,194	SOFR(1M)	1.80%
	Rabobank	2022	2036	USD 37,130	1.83%	SOFR(6M)
	Mizuho Capital Markets LLC	2021	2045	USD 82,886	5.38%	1.14%

	Counterparty	Contract Year	Settlement Year	Contract amounts	Contract interest rate per annum
Type					Pay	Receive
				(in millions of Won or thousands of foreign currencies)
Cash flow hedge	Export-Import Bank of Korea	2015	2031	USD 15,893	2.67%	6M USD Libor
	ING Bank	2015	2031	USD 7,861	2.67%	6M USD Libor
	BNP Paribas	2015	2031	USD 7,861	2.67%	6M USD Libor
	BNP Paribas	2009	2027	USD 41,040	4.16%	6M USD Libor
	KFW	2009	2027	USD 41,040	4.16%	6M USD Libor
	Export-Import Bank of Korea	2016	2036	USD 60,977	3.00%	6M USD Libor

Notes:

(1)	Subject to the right exercisable by the counterparty, early repayment of the contract is allowed after June 15, 2023.
(2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.
(3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.

Under these interest rate swap contracts, we recognized net valuation loss of Won 16 billion in 2023.

We engage in transactions denominated in foreign currencies and consequently become exposed to fluctuations in exchange rates. The carrying amounts of our foreign currency-denominated monetary assets and monetary liabilities as of December 31, 2022 and 2023 were as follows:

	Assets		Liabilities
Type	2022	2023	2022	2023
	(In thousands of foreign currencies)
AED	5,610	24,441	25,597	18,143
AUD	4,448	4,310	299,663	299,795
BDT	7,514	2,260	—	—
BWP	824	777	—	—
EGP	—	1,665	1,162	1,941
CAD	89	—	595	—
CHF	—	—	500,158	499,930
CZK	—	—	153	—
EUR	1,976	12,259	41,073	81,744
GBP	—	75	31	—
HKD	—	—	4,014,446	5,079,189
IDR	598,697	25,567,281	1,323,840	2,118,580
INR	1,592,380	1,663,705	312,978	387,947
JOD	1,146	569	14	68,448
JPY	568,263	921,120	1,719,846	8,692,604
KZT	1,510	1,510	—	—
MGA	2,856,045	3,545,076	347,403	495,288
MMK	199,518	199,518	—	—
MYR	38,177	2,805	—	—
PHP	68,592	98,154	7,493	6,750
PKR	533,816	75,206,354	219,341	55,531

	Assets		Liabilities
Type	2022	2023	2022	2023
	(In thousands of foreign currencies)
RUB	—	—	2,881	—
SAR	1,713	937	9,710	—
SEK	—	—	449,211	452,309
SGD	—	279	—	2,191
THB	—	—	389	—
USD	1,484,614	1,701,494	13,599,643	14,458,985
UYU	128,674	120,768	3,106	2,028
VND	1,184,670	848,242	4,495	—
ZAR	43,461	87,780	—	—

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

If the Won depreciates against the U.S. dollar and all other foreign currencies held by us by 10%, and all other variables are held constant from their levels as of December 31, 2023, we estimate that our unrealized foreign exchange translation losses will increase by Won 1,828 billion in 2023. Such sensitivity analysis is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency as of December 31, 2022 and 2023, without taking into consideration of the hedge effect of swap transactions. To manage our foreign currency risk related to foreign currency-denominated receivables and payables, we have a policy of entering into currency forward agreements. In addition, to manage our foreign currency risk related to foreign currency-denominated expected sales transactions and purchase transactions, we enter into cross-currency swap agreements.

We are exposed to interest rate risk due to our borrowings with floating interest rates. If interest rates increase by 1% on all of our borrowings and debentures bearing variable interest, and all other variables are held constant as of December 31, 2023, we estimate that our profit before income taxes will decrease by Won 125 billion (not reflecting the fact that a portion of such interest may be capitalized under IFRS) in 2023. Such sensitivity analysis does not take into consideration of the hedge effect of interest rate swap transactions. To manage our interest rate risks, we, in addition to maintaining an appropriate mix of fixed and floating rate loans, have entered into certain interest rate swap agreements.

We are exposed to electricity rates risk due to the rate regulation by the Government, which considers the effect of electricity rate changes on the national economy. If the electricity rate rises by 1% and all other variables are held constant as of December 31, 2023, we estimate that our profit before income taxes will increase by Won 830 billion in 2023.

We are exposed to fuel price risks due to the heavy influence of fuel costs on our sales and cost of sales. If the fuel prices of anthracite and bituminous coal, oil, LNG and others used for generation by us and our generation subsidiaries rise by 1% and all other variables are held constant as of December 31, 2023, we estimate that our profit before income taxes will decrease by Won 266 billion in 2023.

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

Not applicable.

Item 12.B. Warrants and Rights

Not applicable.

Item 12.C. Other Securities

Not applicable.

Item 12.D. American Depositary Shares

Under the terms of the Deposit Agreement in respect of our ADSs, the holder and beneficiary owners of ADSs, any party depositing or withdrawing or surrendering ADSs or ADRs, whichever applicable, may be required to pay the following fees and charges to Citibank, N.A., whose principal executive office located in 388 Greenwich St. New York, NY 10013, acting as depositary for our ADSs:

Item	Services	Fees

1	Taxes and other governmental charges	As applicable

2	Registration of transfer of common shares generally on our shareholders’ register, any institution authorized under the applicable law to effect book-entry transfers of securities (including Korea Securities Depositary), or any entity that presently carries out the duties of registrar for the common shares, and applicable to transfers of common shares to the name of the Depositary or its nominee on the making of deposits or withdrawals	A fee of US$1.50 or less per ADS

3	Cable, telex and facsimile transmission expenses	As applicable

4	Expenses incurred by the Depositary in the conversion of foreign currency	As applicable

5	Execution and delivery of ADRs and the surrender of ADRs	Fee of US$0.05 or less per ADS

6	Cash distribution made by the Depositary or its agent	Fee of US$0.02 or less per ADS

7	Fee for the distribution of proceeds of sales of securities or rights for distribution other than cash, common shares or rights to subscribe for shares, distribution in shares or distribution in rights to subscribe for shares	Lesser of (i) the fee for the execution and delivery of ADRs referred to above which would have been charged as a result of the deposit by the holders of securities or common shares received in exercise of rights distributed to them, but which securities or rights are instead sold by the Depositary and the

Item	Services	Fees
net proceeds distributed and (ii) the amount of such proceeds

8	Depositary services performed in administering the ADRs (which fee shall be assessed against holders of ADSs as of the record date or dates and shall be payable at the sole discretion of the Depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions)	Fee of US$0.02 or less per ADS per calendar year

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

Depositary Payments for the Fiscal Year 2023

The following table sets forth our expenses incurred in 2023, which were reimbursed by Citibank, N.A. in the aggregate:

(In thousands of U.S. dollars)(1)
Reimbursement of legal fees	US$	—
Contributions towards our investor relations and other financing efforts (including investor conferences, non-deal roadshows and market information services)		—
Other		—

Total	US$	—

Note:

(1)	Converted at the market average exchange rate as announced by Seoul Money Brokerage Services, Ltd. in Seoul for the year ended December 31, 2023.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2023 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

Following the overhaul in May 2013 by the Committee of Sponsoring Organization of the Treadway (“COSO”) of the COSO Framework relating to internal controls and adoption of the 2013 Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework (2013)”), we have, effective January 1, 2014, adopted the COSO Framework (2013) and incorporated it into our internal control system for us and our subsidiaries in order to comply with the Sarbanes Oxley Act and to standardize our internal control system. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 using criteria established by the COSO Framework (2013). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023 based on the criteria established by the COSO Framework (2013).

Audit Report of the Independent Registered Public Accounting Firm

Ernst & Young Han Young has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2023, which is included elsewhere in this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our adoption of the COSO Framework (2013) did not have, and is not reasonably likely to have, any material effect on our internal control over financial reporting.

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

Our board of directors has determined that we have at least one “audit committee financial expert” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Our audit committee financial experts are Kim, Jae-Shin and Kim, Sung-Eun. Such members are independent within the meaning of the Korea Exchange listing standards, the regulations promulgated under the Enforcement Decree of the Korean Commercial Act and the New York Stock Exchange listing standards.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2022 and 2023 for professional services rendered by our principal accountant for such year, for various types of services and a brief description of the nature of such services. Ernst & Young Han Young, an independent registered public accounting firm, was our principal accountant for the years ended December 31, 2022 and 2023 and we currently expect Ernst & Young Han Young to serve as our principal accountant for the year ended December 31, 2024.

	Aggregate Fees Billed During
Type of Services	2022		2023		Nature of Services
	(In millions of Won)
Audit Fees	~~W~~	9,030	~~W~~	8,172	Audit service including interim review service for KEPCO and its subsidiaries.
Audit-Related Fees		880		696	Comfort letter services.
Tax Fees		106		48	Tax return and consulting advisory service.
All Other Fees		—		—	All other services which do not meet the three categories above.

Total	~~W~~	10,016	~~W~~	8,916

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

The Act on the Management of Public Institutions sets out the rules for corporate governance for entities that are subject to this Act, including the appointment of their respective president and directors. Under this Act as it applies to us as a “market-oriented public enterprise”, (i) a senior non-standing director as appointed by the Minister of the Ministry of Economy and Finance becomes the chairperson of our board of directors following the review and resolution of the Committee for Management of Public Institutions; (ii) our president and our standing directors who concurrently serve as members of our audit committee are appointed by the President of Korea upon the motion of the Ministry of Trade, Industry and Energy (in the case of our president) or of the Ministry of Economy and Finance (in the case of standing directors who concurrently serve as members of our audit committee), following the nomination by such enterprise’s director nomination committee, the review and resolution of the Committee for Management of Public Institutions pursuant to the Act on the Management of Public Institutions and an approval at the general meeting of our shareholders; (iii) our standing directors other than the president and those who also serve as audit committee members must be appointed by our president with the approval at the general meeting of our shareholders from a pool of candidates recommended by our director nomination committee; and (iv) our non-standing directors must be appointed by the Minister of the Ministry of Economy and Finance following the review and resolution of the Committee for Management of Public Institutions from a pool of candidates recommended by the director nomination committee, and must (a) have ample knowledge and experience in business management who cannot be public service personnel other than a public educational official at national or public schools or (b) have held their offices in us for at least three years and either (x) be recommended by the representative of our employees (or the representative of the labor union if there is a labor union comprising the majority of our employees) or (y) obtain consent from the majority of our employees. We are required to appoint at least one non-standing director who qualifies the requirement (b) above.

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

Under the Act on the Management of Public Institutions and our Articles of Incorporation, a recommendation from the director nomination committee is required for the appointment of our executive officers, except in the case of reappointments. The director nomination committee consists of five to fifteen members, including private-sector members appointed by the board of directors. Non-standing directors must comprise at least a majority of the director nomination committee. One of the private-sector members must be able to represent our opinion and must not be currently employed by us. As required under the Act on the Management of Public Institutions, we established an audit committee. At least two-thirds of the audit committee members must be non-standing directors, and at least one committee member must be an expert in finance or accounting. According to the Act on the Management of Public Institutions, our president’s term cannot be terminated unless done so by the President of Korea pursuant to the Act on the Management of Public Institutions or upon an event as specified in our Articles of Incorporation.

As required under Act on the Management of Public Institutions, we submit to the Government by October 31 every year a report on our medium to long-term management goals. Under the Act on the Management of Public Institutions, we are also required to give separate public notice of important management matters, such as our budget and financial statements, status of directors and annual reports. In addition, for purposes of providing a comparison of the management performances of Government agencies, we are required to post on a designated website a notice on a standard form detailing our management performance. Following consultation with the Minister of the Ministry of Trade, Industry and Energy and the review and resolution of the Committee for Management of Public Institutions, the Ministry of Economy and Finance must examine the adequacy and competency of Government agencies and establish plans on merger, abolishment, restructuring and privatization of public agencies. In such case, the Minister of the Ministry of Trade, Industry and Energy must execute these plans and submit a performance report to the Ministry of Economy and Finance.

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

Specifically, prior to such designation, (i) our president appointed the presidents and the statutory auditors of our generation subsidiaries; (ii) the selection of non-standing directors of each such subsidiary was subject to approval by our president; (iii) the president of each such subsidiary entered into a management contract with our president; and (iv) our evaluation committee conducted performance evaluation of such subsidiaries. However, following such designation, akin to the appointment process applicable to us, (i) the President of Korea appoints the presidents and standing directors of our generation subsidiaries that concurrently serve as members of the audit committees; (ii) the selection of non-standing directors of these subsidiaries is subject to approval by the Minister of the Ministry of Economy and Finance; (iii) the president of each such generation subsidiary is required to enter into a management contract directly with the Minister of the Ministry of Trade, Industry and Energy; and the Committee for Management of Public Institutions conducts performance evaluation of such subsidiaries.

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

First, as the sole shareholder, we continue to have the right, under the Act on the Management of Public Institutions, to approve or disapprove the appointment of key members of the governing body of our generation subsidiaries (namely, the president, the standing directors, and the non-standing directors) by way of a vote at the general shareholders meeting before such appointments are ultimately approved and made by the President of Korea (in the case of the presidents and standing directors concurrently serving as audit committee members of the generation subsidiaries) or by the president of each generation subsidiary (in the case of other standing directors of such generation subsidiary). Our right to exercise such voting right as a shareholder is also protected by the Commercial Act of Korea.

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

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Under the NYSE listing rules, U.S. companies listed on the NYSE are required to establish corporate governance guidelines and to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. As a foreign private issuer, we are exempt from this requirement. Pursuant to the requirements of the Sarbanes-Oxley Act, we have adopted a code of ethics applicable to our President and Chief Executive Officer and all other directors and executive officers including the Chief Financial Officer and the Chief Accounting Officer, as well as all financial, accounting and other officers that are involved in the preparation and disclosure of our consolidated financial statements and internal control of financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We have also adopted an insider reporting system in compliance with Section 301 of the Sarbanes-Oxley Act. The code of ethics applicable to our executive officers and financial officers are available on www.kepco.co.kr.

Shareholder Approval of Equity Compensation Plans

Under the NYSE listing rules, shareholders of U.S. companies listed on the NYSE are required to approve all equity compensation plans. Under Korean law and regulations, stock options can be granted to employees to the extent expressly permitted by the articles of incorporation. We currently do not have any equity compensation plans.

Annual Certification of Compliance

Under the NYSE listing rules, a chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. As a foreign private issuer, we are not subject to this requirement. However, in accordance with rules applicable to both U.S. companies and foreign private issuers, we are required to promptly notify the NYSE in writing if any executive officer becomes aware of any material noncompliance with the NYSE corporate governance standards applicable to us. In addition, foreign private issuers, including us, are required to submit to the NYSE an annual written affirmation relating to compliance with Sections 303A.06 and 303A.11 of the NYSE listed company manual, which are the NYSE corporate governance standards applicable to foreign private issuers. All written affirmations must be executed in the form provided by the NYSE, without modification. An annual written affirmation is required to be submitted to the NYSE within 30 days of filing with the SEC our annual report on Form 20-F. We have been in compliance with this requirement in all material respects and plan to submit such affirmation within the prescribed timeline.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES.

Not applicable.

ITEM 16K.	CYBERSECURITY.

Overview

Cybersecurity presents an ever-evolving challenge to the electric power industry, and we and our generation subsidiaries have identified cybersecurity as a key enterprise risk. Our operations require the continuous availability of critical information and operational technology systems, sensitive customer and employee data, and infrastructure information, all of which are targets for malicious actors. Cybersecurity attacks, which can arise from external actors, internal threats, or through our supply chain, are continually becoming more frequent and sophisticated. Our increased reliance on technology necessarily increases cybersecurity risk. Cybersecurity incidents may cause a major disruption of our operations, and therefore materially affect our and our generation subsidiaries’ financial condition, operations, and business reputation. For more information regarding how cybersecurity threats could materially affect us and our generation subsidiaries, see Item 3.D. “Risk Factors—We are subject to physical security and cybersecurity risk” and Item 4.B. “Business Overview—Cybersecurity.”

We and our generation subsidiaries have not experienced any cybersecurity incidents in the last three years that have materially affected the business strategy, results of operations, or financial condition of us and our generation subsidiaries.

Risk Management, Strategy and Oversight

We assess and monitor cybersecurity risks to our infrastructure, new projects and third parties we engage with, especially service providers. We have established cybersecurity management system, which is called “Cybersecurity GRC System,” through which we identify, evaluate and manage cybersecurity risks. Additionally, the National Intelligence Service and the Ministry of Trade, Industry and Energy perform regular audits to identify, evaluate and manage material risks from cybersecurity threats in accordance with the Basic Guidelines for National Information Security and the detailed guidelines for information security issued by the Ministry of Trade, Industry and Energy.

We have formed an Information Security Committee under the supervision of our information security department. The Information Security Committee’s responsibilities include, among others, conducting investigations into cybersecurity incidents and developing preventive strategies. Moreover, we and our generation subsidiaries have jointly established a Cybersecurity Committee, a cybersecurity oversight group comprised of senior management teams of the respective companies, including Chief Information Security Officers, to monitor cybersecurity policies and provide strategic direction for the prevention, detection, mitigation and remediation of cybersecurity risks.

We use contractual terms to impose cybersecurity requirements on third-party service providers for compliance with our cybersecurity policies, including the requirement to immediately inform us of any occurrence of cybersecurity threats during the provision of their service. We and our generation subsidiaries conduct training, policies, technical and procedural controls and mitigation plans to address risks from cybersecurity threats.

Governance

Under the supervision of the head of the Co-prosperity and Cooperation Division, our Chief Information Security Officer (“CISO”), who is also a standing director and executive director of information security, is responsible for assessing and managing material risks from cybersecurity threats. The CISO has qualifications stipulated by relevant laws and extensive experience related to the management and protection of information security. All material cybersecurity-related matters are promptly notified to the CISO, who provides updates on security control to the head of the Co-prosperity and Cooperation Division on a weekly basis. Also, our Board of Directors is responsible for the oversight of risks from cybersecurity threats. The Board will receive reports of material cybersecurity incidents and threats as they occur. Additionally, pursuant to the Act on the Control and Supervision on Nuclear Power Suppliers for the Prevention of Corruption in the Nuclear Power Industry, our management is charged with submitting an operational plan for cybersecurity management every two years to our board of directors, which includes plans to prevent nuclear power-related misconduct. Such plan needs to be reviewed and approved by our board of directors.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19(a). “Exhibits” for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a)	Exhibits filed as part of this Annual Report

See Index of Exhibits beginning on page 159 of this annual report.

(b)	Financial Statements filed as part of this Annual Report

See Index to Financial Statements on page F-1 of this annual report.

INDEX OF EXHIBITS

1.1(1)	Articles of Incorporation, as amended on November 7, 2022 (in English)

2.1(2)	Form of Deposit Agreement

8.1	List of Subsidiaries

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1(1)	The Korea Electric Power Corporation Act, as amended on December 31, 2022 (in English)

15.2(3)	Enforcement Decree of the Korea Electric Power Corporation Act, as amended on January 5, 2021 (in English)

15.3(1)	The Act on the Management of Public Institutions, as amended on February 3, 2022 (in English)

15.4(1)	Enforcement Decree of the Act on the Management of Public Institutions, as amended on December 20, 2022 (in English)

97.1	Policy Relating to Recovery of Erroneously Awarded Compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1

101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, has been formatted in Inline XBRL

(1)	Incorporated by reference to the Registrant’s annual report on Form 20-F (No. 001-13372) previously filed on April 28, 2023.
(2)	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 333-196703.
(3)	Incorporated by reference to the Registrant’s annual report on Form 20-F (No. 001-13372) previously filed on April 30, 2021.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Kim, Dong-Cheol
Name:	Kim, Dong-Cheol
Title:	President and Chief Executive Officer
Date:	April 30, 2024

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm (Ernst & Young Han Young; PCAOB ID No. 1437) on Consolidated Financial Statements (as of December 31, 2022 and 2023 and for each of the three years in the period ended December 31, 2023)
F-2
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	F-4
Consolidated Statements of Financial Position as of December 31, 2022 and 2023	F-5
Consolidated Statements of Comprehensive Income or Loss for Each of the Three Years in the Period Ended December 31, 2023	F-7
Consolidated Statements of Changes in Equity for Each of the Three Years in the Period Ended December 31, 2023	F-9
Consolidated Statements of Cash Flows for Each of the Three Years in the Period Ended December 31, 2023	F-12
Notes to the Consolidated Financial Statements	F-14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON CONSOLIDATED FINANCIAL STATEMENTS
To the Shareholders and Board of Directors of
Korea Electric Power Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Korea Electric Power Corporation and subsidiaries (the “Company”) as of December 31, 2022 and 2023, the related consolidated statements of comprehensive income or loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 30, 2024 expressed an unqualified opinion thereon.
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

Impairment of property, plant and equipment in electricity transmission and distribution business

Description of the Matter
As described in note 18 to the consolidated financial statements, the aggregate carrying value of the Company’s property, plant and equipment (“PP&E”) as of December 31, 2023 is KRW 179,875,535 million, and no impairment charge was recognized during the year ended December 31, 2023. Since the Company was operating at a loss during the year, the Company evaluated its cash-generating unit (“CGU”) in its electricity transmission and distribution business for recoverability by comparing the carrying amount of the CGU with its value-in-use
(“VIU”) amount measured using the discounted cash flow model and concluded that the CGU was fully recoverable as of December 31, 2023.

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
April 30, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING
To the Shareholders and Board of Directors of Korea Electric Power Corporation
Opinion on Internal Control Over Financial Reporting
We have audited Korea Electric Power Corporation and subsidiaries (the “Company”)’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2023, the related consolidated statements of comprehensive income or loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively, the “consolidated financial statements”), and our report dated April 30, 2024 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young Han Young
Seoul, the Republic of Korea
April 30, 2024

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Financial Position
As of December 31, 2022 and 2023

	Note		2022	2023
			In millions of won
Assets
Current assets
Cash and cash equivalents	5,6,7,45	￦	3,234,780	4,342,887
Current financial assets, net	5,6,9,11,12,13,45,47		4,286,975	3,107,397
Trade and other receivables, net	5,8,20,24,45,46,47		10,461,822	11,985,735
Inventories, net	14		9,930,732	8,875,615
Income tax receivables	41		46,619	69,612
Current non-financial assets	15		1,744,869	1,109,321
Assets held-for-sale	16,42		44,748	45,648

Total current assets			29,750,545	29,536,215

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,45,47		3,336,835	3,546,214
Non-current trade and other receivables, net	5,8,20,45,46,47		2,153,080	2,193,587
Property, plant and equipment, net	4,18,24,27,49		177,865,308	179,875,535
Investment properties, net	4,19,27		208,286	185,527
Goodwill	4,16		100,093	99,156
Intangible assets other than goodwill, net	4,21,27,46		956,664	1,033,984
Investments in associates	4,17		5,844,464	6,176,889
Investments in joint ventures	4,17		3,147,584	3,485,699
Defined benefit assets, net	25		198,626	70,187
Deferred tax assets	41		10,934,375	13,161,802
Non-current non-financial assets	4,15		309,134	350,170

Total non-current assets			205,054,449	210,178,750

Total Assets	4	￦	234,804,994	239,714,965

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Financial Position, Continued
As of December 31, 2022 and 2023

	Note		2022	2023
			In millions of won
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,45,47	￦	11,983,549	9,089,973
Current financial liabilities, net	5,12,23,45,47		22,703,996	41,139,726
Income tax payables	41		429,604	482,934
Current non-financial liabilities	20,28,29		6,974,377	7,881,663
Current provisions	26,45		2,427,051	2,654,125

Total current liabilities			44,518,577	61,248,421

Non-current liabilities
Non-current trade and other payables, net	5,22,24,45,47		5,638,914	4,981,957
Non-current financial liabilities, net	5,12,23,45,47		98,334,120	92,944,338
Non-current non-financial liabilities	28,29		10,662,661	11,196,000
Employee benefits liabilities, net	25,45		828,721	1,035,320
Deferred tax liabilities	41		6,457,103	5,163,135
Non-current provisions	26,45		26,364,642	25,881,044

Total non-current liabilities			148,286,161	141,201,794

Total Liabilities	4	￦	192,804,738	202,450,215

Equity
Contributed capital	1,30,45
Share capital		￦	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			27,782,969	2,812,313
Unappropriated retained earnings (undisposed deficit)			(7,956,579)	11,921,039

			21,431,300	16,338,262

Other components of equity	34
Other capital surplus			1,268,569	1,600,801
Accumulated other comprehensive income			496,976	557,430
Other equity			13,294,973	13,294,972

			15,060,518	15,453,203

Equity attributable to owners of the controlling company			40,545,396	35,845,043
Non-controlling interests	16,33		1,454,860	1,419,707

Total Equity		￦	42,000,256	37,264,750

Total Liabilities and Equity		￦	234,804,994	239,714,965

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income or Loss
For each of the three years in the period ended December 31, 2023

	Note		2021	2022	2023
			In millions of won, except per share information
Sales	4,35,45,47
Sales of goods	2	￦	58,800,977	69,184,469	85,940,137
Sales of construction services	20		754,998	646,953	785,395
Sales of services			456,400	714,602	750,878

			60,012,375	70,546,024	87,476,410

Cost of sales	14,25,43,47
Cost of sales of goods			(62,164,425)	(99,441,768)	(88,066,120)
Cost of sales of construction services			(898,963)	(941,254)	(1,003,601)
Cost of sales of services			(580,902)	(520,572)	(629,806)

			(63,644,290)	(100,903,594)	(89,699,527)

Gross loss			(3,631,915)	(30,357,570)	(2,223,117)
Selling and administrative expenses	25,36,43,47		(2,875,796)	(3,009,422)	(3,061,582)
Other income	28,37		1,034,133	1,095,489	1,275,902
Other expenses	37		(257,932)	(212,150)	(258,905)
Other gains (losses), net	38		8,519	243,122	22,686

Operating loss	4		(5,722,991)	(32,240,531)	(4,245,016)
Finance income	5,12,39		1,402,614	1,833,312	1,425,031
Finance expenses	5,12,40		(3,245,777)	(4,746,791)	(5,347,018)
Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Gain on valuation of investments in associates and joint ventures			775,588	1,393,486	804,141
Gain on disposal of investments in associates and joint ventures			1,844	11,091	18,204
Reversal of impairment loss on investments in associates and joint ventures			—	—	347
Gain on disposal of investments in subsidiaries			—	—	2
Loss on valuation of investments in associates and joint ventures			(218,532)	(55,193)	(209,085)
Loss on disposal of investments in associates and joint ventures			(64,119)	(1,675)	—
Loss on impairment of investments in associates and joint ventures			—	(5,174)	(19)
Loss on disposal of investments in subsidiaries			(197)	(32,144)	(564)

			494,584	1,310,391	613,026

Loss before income tax			(7,071,570)	(33,843,619)	(7,553,977)
Income tax benefit	41		1,855,989	9,414,511	2,837,833

Loss for the year		￦	(5,215,581)	(24,429,108)	(4,716,144)
(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income or Loss, Continued
For each of the three years in the period ended December 31, 2023

	Note		2021	2022	2023
			In millions of won, except per share information
Other comprehensive income (loss), net of tax	5,12,25,31,34
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability	25,31	￦	210,409	663,095	(271,724)
Share of other comprehensive income (loss) of associates and joint ventures	31		3,609	12,305	(27,349)
Net change in fair value of financial assets at fair value through other comprehensive income (loss)	34		59,024	58,010	(31,665)
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,34		(15,778)	(24,415)	(3,654)
Foreign currency translation of foreign operations	34		41,189	28,387	(17,274)
Share of other comprehensive income of associates and joint ventures	34		301,161	509,487	122,994

Other comprehensive income (loss) for the year			599,614	1,246,869	(228,672)

Total comprehensive loss for the year		￦	(4,615,967)	(23,182,239)	(4,944,816)

Profit (loss) attributable to:
Owners of the controlling company	44	￦	(5,304,522)	(24,466,853)	(4,822,549)
Non-controlling interests			88,941	37,745	106,405

		￦	(5,215,581)	(24,429,108)	(4,716,144)

Total comprehensive income (loss) attributable to:
Owners of the controlling company		￦	(4,743,513)	(23,273,171)	(5,032,584)
Non-controlling interests			127,546	90,932	87,768

		￦	(4,615,967)	(23,182,239)	(4,944,816)

Earnings (loss) per share (in won)	44
Basic and diluted earnings (loss) per share		￦	(8,263)	(38,112)	(7,512)
See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
For each of the three years in the period ended December 31, 2023

		Equity attributable to owners of the controlling company				Non- controlling interests
		Contributed capital	Retained earnings	Other components of equity	Subtotal		Total equity
		In millions of won
Balance as of January 1, 2021	￦	4,053,578	51,134,330	14,109,501	69,297,409	1,370,650	70,668,059
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	(5,304,522)	—	(5,304,522)	88,941	(5,215,581)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	201,067	—	201,067	9,342	210,409
Share of other comprehensive income of associates and joint ventures, net of tax		—	3,609	—	3,609	—	3,609
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	59,022	59,022	2	59,024
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(19,610)	(19,610)	3,832	(15,778)
Foreign currency translation of foreign operations, net of tax		—	—	15,760	15,760	25,429	41,189
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	301,161	301,161	—	301,161
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(780,628)	—	(780,628)	(31,516)	(812,144)
Additional paid-in capital and others		—	—	(491)	(491)	75,702	75,211
Transactions between consolidated entities		—	—	7,452	7,452	(42,199)	(34,747)
Changes in consolidation scope		—	—	43	43	59,636	59,679
Dividends paid (hybrid bond)		—	—	—	—	(13,385)	(13,385)
Others		—	4,388	(4,388)	—	—	—

Balance as of December 31, 2021	￦	4,053,578	45,258,244	14,468,450	63,780,272	1,546,434	65,326,706

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Changes in Equity, Continued
For each of the three years in the period ended December 31, 2023

		Equity attributable to owners of the controlling company				Non- controlling interests
		Contributed capital	Retained earnings	Other components of equity	Subtotal		Total equity
		In millions of won
Balance as of January 1, 2022	￦	4,053,578	45,258,244	14,468,450	63,780,272	1,546,434	65,326,706
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	(24,466,853)	—	(24,466,853)	37,745	(24,429,108)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	626,769	—	626,769	36,326	663,095
Share of other comprehensive income of associates and joint ventures, net of tax		—	12,305	—	12,305	—	12,305
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	58,008	58,008	2	58,010
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(32,437)	(32,437)	8,022	(24,415)
Foreign currency translation of foreign operations, net of tax		—	—	19,550	19,550	8,837	28,387
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	509,487	509,487	—	509,487
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(42,344)	(42,344)
Additional paid-in capital and others		—	835	39,641	40,476	86,316	126,792
Transactions between consolidated entities		—	—	(1,584)	(1,584)	(75,791)	(77,375)
Changes in consolidation scope		—	—	(597)	(597)	32,311	31,714
Dividends paid (hybrid bond)		—	—	—	—	(13,461)	(13,461)
Repayment of hybrid bond		—	—	—	—	(169,537)	(169,537)

Balance as of December 31, 2022	￦	4,053,578	21,431,300	15,060,518	40,545,396	1,454,860	42,000,256

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Changes in Equity, Continued
For each of the three years in the period ended December 31, 2023

		Equity attributable to owners of the controlling company				Non- controlling interests
		Contributed capital	Retained earnings	Other components of equity	Subtotal		Total equity
		In millions of won
Balance as of January 1, 2023	￦	4,053,578	21,431,300	15,060,518	40,545,396	1,454,860	42,000,256
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	(4,822,549)	—	(4,822,549)	106,405	(4,716,144)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(242,987)	—	(242,987)	(28,737)	(271,724)
Share of other comprehensive loss of associates and joint ventures, net of tax		—	(27,349)	—	(27,349)	—	(27,349)
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	(31,665)	(31,665)	—	(31,665)
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(5,078)	(5,078)	1,424	(3,654)
Foreign currency translation of foreign operations, net of tax		—	—	(25,950)	(25,950)	8,676	(17,274)
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	122,994	122,994	—	122,994
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(45,322)	(45,322)
Additional paid-in capital and others		—	—	(1)	(1)	6,024	6,023
Transactions between consolidated entities		—	—	332,280	332,280	(73,795)	258,485
Changes in consolidation scope		—	—	(48)	(48)	384	336
Dividends paid (hybrid bond)		—	—	—	—	(10,212)	(10,212)
Others		—	(153)	153	—	—	—

Balance as of December 31, 2023	￦	4,053,578	16,338,262	15,453,203	35,845,043	1,419,707	37,264,750

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For each of the three years in the period ended December 31, 2023

		2021	2022	2023
		In millions of won
Cash flows from operating activities
Loss for the year	￦	(5,215,581)	(24,429,108)	(4,716,144)

Adjustments to reconcile profit (loss) for the year to net cash provided by operating activities:
Income tax benefit		(1,855,989)	(9,414,511)	(2,837,833)
Depreciation		11,776,331	12,305,252	12,869,089
Amortization		166,161	156,160	163,174
Employee benefit expense		512,270	485,700	358,730
Bad debt expense		67,242	29,997	101,550
Interest expense		1,914,457	2,818,546	4,451,659
Loss on disposal of financial assets		1,045	1,841	1
Loss on disposal of property, plant and equipment		92,622	100,066	98,120
Loss on abandonment of property, plant and equipment		207,934	160,909	196,697
Loss (gain) on impairment of property, plant and equipment		4,056	(97,425)	17,031
Loss on impairment of intangible assets		—	164	2,865
Loss on disposal of intangible assets		145	116	71
Increase in provisions		2,466,452	2,146,979	1,611,082
Loss on foreign currency translation, net		997,119	523,285	363,659
Gain on valuation of financial assets at fair value through profit or loss		(14,338)	(7,099)	(152,322)
Loss on valuation of financial assets at fair value through profit or loss		5,480	44,329	24,015
Valuation and transaction gain on derivative instruments, net		(907,076)	(448,903)	(323,858)
Gain on valuation of investments in associates and joint ventures, net		(557,056)	(1,338,293)	(595,056)
Gain on disposal of financial assets		(7,718)	(11,199)	(13,162)
Reversal of impairment loss on intangible assets		(14)	—	—
Gain on disposal of property, plant and equipment		(56,284)	(148,667)	(32,196)
Gain on disposal of intangible assets		(1)	(41)	(136)
Gain on disposal of investments in associates and joint ventures		(1,844)	(11,091)	(18,204)
Loss on disposal of investments in associates and joint ventures		64,119	1,675	—
Impairment loss on investments in associates and joint ventures		—	5,174	19
Reversal of impairment loss on investments in associates and joint ventures		—	—	(347)
Gain on disposal of subsidiaries		—	—	(2)
Loss on disposal of investments in subsidiaries		197	32,144	564
Interest income		(221,874)	(340,753)	(429,620)
Dividend income		(10,522)	(28,875)	(25,941)
Others, net		(169,856)	215,943	6,910

		14,473,058	7,181,423	15,836,559

Changes in working capital:
Trade receivables		(216,734)	(1,909,649)	(1,484,134)
Non-trade receivables		869,870	80,444	625,993
Accrued income		(17,918)	(34,706)	(258,993)
Other receivables		24,306	80,236	56,460
Other current assets		(569,732)	(651,926)	251,842
Inventories		(1,738,000)	(3,000,669)	147,798
Other non-current assets		(3,462)	58,790	(101,576)
Trade payables		2,144,561	2,782,474	(3,154,822)
Non-trade payables		(571,051)	61,737	(960,450)
Accrued expenses		(456,992)	(191,681)	(228,464)
Other current liabilities		379,378	446,064	901,692
Other non-current liabilities		458,007	422,916	437,809
Investments in associates and joint ventures (dividends received)		288,242	473,700	592,812
Provisions		(2,426,017)	(1,564,243)	(1,497,699)
Payments of employee benefit obligations		(159,477)	(218,319)	(281,383)
Plan assets		(317,707)	(347,778)	(188,566)

	￦	(2,312,726)	(3,512,610)	(5,141,681)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows, Continued
For each of the three years in the period ended December 31, 2023

		2021	2022	2023
		In millions of won
Cash generated from operating activities	￦	6,944,751	(20,760,295)	5,978,734
Dividends received (financial assets at fair value through other comprehensive income)		10,522	28,875	25,941
Interest paid		(1,928,160)	(2,517,694)	(4,245,838)
Interest received		201,022	220,471	329,740
Income taxes paid		(736,757)	(448,857)	(566,415)

Net cash provided by (used in) operating activities		4,491,378	(23,477,500)	1,522,162

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		4,472	56,171	5,806
Acquisition of investments in associates and joint ventures		(673,017)	(360,962)	(497,634)
Proceeds from disposals of property, plant and equipment		277,998	629,924	309,627
Acquisition of property, plant and equipment		(12,686,726)	(12,346,878)	(13,908,373)
Proceeds from disposals of intangible assets		59	279	153
Acquisition of intangible assets		(113,100)	(80,508)	(74,832)
Disposal of investment properties		—	515	—
Proceeds from disposals of financial assets		7,023,674	14,182,348	4,389,228
Acquisition of financial assets		(5,893,404)	(16,496,258)	(3,141,906)
Increase in loans		(223,950)	(401,377)	(212,994)
Collection of loans		218,704	102,061	124,386
Increase in deposits		(222,924)	(237,266)	(138,205)
Decrease in deposits		166,066	141,000	130,221
Proceeds from disposals of assets held-for-sale		1,148	24,205	28,727
Receipt of government grants		37,920	50,755	57,207
Net cash outflow from changes in consolidation scope		(63,492)	(31,350)	(25,849)
Other cash outflow from investing activities, net		(225,948)	(186,412)	(119,319)

Net cash used in investing activities		(12,372,520)	(14,953,753)	(13,073,757)

Cash flows from financing activities
Proceeds from short-term borrowings, net		1,621,440	5,852,426	1,946,992
Proceeds from long-term borrowings and debt securities		17,392,311	43,594,078	21,714,092
Repayment of long-term borrowings and debt securities		(9,360,357)	(10,252,688)	(10,968,160)
Payment of lease liabilities		(572,036)	(562,646)	(574,239)
Settlement of derivative instruments, net		98,068	407,627	332,263
Change in non-controlling interests		90,096	175,645	218,766
Repayment of hybrid bond		—	(169,537)	—
Dividends paid (hybrid bond)		(13,385)	(13,461)	(10,212)
Dividends paid		(812,159)	(42,348)	(45,323)
Other cash Inflow (outflow) from financing activities, net		(8,901)	8,803	47,703

Net cash provided by financing activities		8,435,077	38,997,899	12,661,882

Net increase in cash and cash equivalents before effect of exchange rate fluctuations		553,935	566,646	1,110,287
Effect of exchange rate fluctuations on cash held		51,719	32,896	(2,180)

Net increase in cash and cash equivalents		605,654	599,542	1,108,107
Cash and cash equivalents at January 1		2,029,584	2,635,238	3,234,780

Cash and cash equivalents at December 31	￦	2,635,238	3,234,780	4,342,887

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
December 31, 2022 and 2023

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
KEPCO’s stock was first listed on the Korea Stock Exchange on August 10, 1989 and subsequently on the New York Stock Exchange on October 27, 1994 through its depository receipts
. KEPCO’s headquarters is located in
Naju-si,
Jeollanam-do.
As of December 31, 2023, KEPCO’s share capital amounts to ￦3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
The Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank (KDB)	211,235,264	32.90%
Foreign investors	86,927,104	13.54%
Other	226,959,915	35.36%

	641,964,077	100.00%

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation
The consolidated financial statements of KEPCO and its subsidiaries (the “Company”) were approved by the Board of Directors of KEPCO on February 23, 2024 and authorized on April 19, 2024 for the purpose of Form
20-F
filing with the Securities and Exchange Commission.

(1)	Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(2)	Basis of measurement
These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements
o
f financial position:

•	financial assets at fair value through profit or loss;

•	financial assets at fair value through other comprehensive income or loss;

•	derivative financial instruments are measured at fair value; or

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

(3)	Functional and presentation currency
These consolidated financial statements are presented in Korean won (presented as “￦”, “won” or “KRW”), which is also the functional currency of KEPCO and most of the significant operating subsidiaries.

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
December 31, 2022 and 2023

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Meanwhile, the Company considers climate-related matters in estimates and assumptions, where appropriate. This assessment includes a wide range of possible impacts on the group due to both physical and transition risks. Even though the Company believes its business model and products will still be viable after the transition to a low-carbon economy, climate-related matters increase the uncertainty in estimates and assumptions underpinning several items in the financial statements. Even though climate-related risks might not currently have a significant impact on measurement, the Company is closely monitoring relevant changes and developments, such as new climate-related legislation.
The followings are the key assumptions and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, intangible assets other than goodwill and estimations on provision for decommissioning costs
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
December 31, 2022 and 2023

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue
Electricity delivered but neither metered nor billed is estimated at the reporting date based on the volume of electricity delivered which can vary significantly as a result of customer usage patterns, customer mix, meter reading schedules, weather, and etc. Unbilled revenue recognized as of December 31, 2022 and 2023 are ￦2,348,813 million and ￦2,504,479 million, respectively.

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
Changes in accounting standards effective from January 1, 2023 are as follows. The Company believes that these amendments have no significant impact on the Company’s consolidated financial statements. The Company has not early adopted any other standards, interpretations or amendments that has been issued but is not yet effective.
Amendments to IFRS 17—‘Insurance Contracts’
The amendments provide a comprehensive new accounting standard for insurance contracts covering recognition and measurement, presentation and disclosure. IFRS 17 replaces IFRS 4 ‘Insurance Contracts’. IFRS 17 applies to all types of insurance contracts (i.e., life, non-life,
direct insurance and
re-insurance),
regardless of the type of entities that issue them as well as to certain guarantees and financial instruments with discretionary participation features; a few scope exceptions will apply. The overall objective of IFRS 17 is to provide a comprehensive accounting model for insurance contracts that is more useful and consistent for insurers. In contrast to the requirements in IFRS 4, which are largely based on grandfathering previous local accounting policies, IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects. IFRS 17 is based on a general model, supplemented by:

•	a specific adaptation for contracts with direct participation features (the variable fee approach); and

•	a simplified approach (the premium allocation approach) mainly for short-duration contracts.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

Amendments to IAS 8—‘Definition of Accounting Estimates’
The amendments to IAS 8 clarify the distinction between changes in accounting estimates, and changes in accounting policies and the correction of errors. They also clarify how entities use measurement techniques and inputs to develop accounting estimates.
Amendments to IAS 1—‘Disclosure of Accounting Policies’
The amendments to IAS 1 provide guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.
Amendments to IAS 12—‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction’
The amendments IAS 12 ‘Income Taxes’ narrow the scope of the initial recognition exception, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences such as leases and decommissioning liabilities.
Amendments to IAS 12—‘International Tax Reform : Pillar Two Model Rules’
The amendments to IAS 12 have been introduced in response to the OECD’s BEPS Pillar Two Model Rules and include:

•	a mandatory temporary exception to the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two Model Rules; and

•
disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before its effective date.

The mandatory temporary exception—the use of which is required to be disclosed—applies immediately. The remaining disclosure requirements apply for annual reporting periods beginning on or after January 1, 2023, but not for any interim periods ending on or before December 31, 2023.
The Company has applied the mandatory exception to recognizing and disclosing information about deferred tax assets and liabilities arising from Pillar Two income taxes.
Since the Pillar Two Model Rules legislation shall be effective from January 1, 2024, the Company has not recognized any Pillar Two income taxes for the year ended December 31, 2023.
The impact of Pillar Two Model Rules is described in Note 41. (8).

3.	Material Accounting Policies
The accounting policies applied by the Company in these consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2022, except for the changes described in Note 2.(5).

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

3.	Material Accounting Policies, Continued

(1)	Basis of consolidation, continued

Income and expense of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income or loss from the effective date of acquisition and up to the effective date of disposal, as appropriate. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling
interests even if this results in the
non-controlling
interests having a deficit balance.
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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

3.	Material Accounting Policies, Continued

(2)	Business combinations, continued

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

3.	Material Accounting Policies, Continued

(3)	Investments in associates, continued

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

3.	Material Accounting Policies, Continued

(5)	Non-current assets held for sale, continued

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

3.	Material Accounting Policies, Continued

(7)	Revenue from Contracts with Customers, continued

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
However
, the Company applied a practical expedient to each type of underlying asset in accounting as a lessee, and instead of separating the non-lease
component from the lease component, it applied a method of accounting for each lease component and the related non-lease
component as a single lease contract. The lessor’s accounting has not changed significantly. Therefore, a lease that transfers most of the risks and rewards of ownership of the underlying asset is classified as a finance lease, and a lease that does not transfer most of the risks and rewards of ownership of the underlying asset is classified as an operating lease.

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
December 31, 2022 and 2023

3.	Material Accounting Policies, Continued

(9)	Leases, continued

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

3.	Material Accounting Policies, Continued

(10)	Foreign currencies, continued

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

3.	Material Accounting Policies, Continued

(13)	Retirement benefit expenses, continued

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

3.	Material Accounting Policies, Continued

(14)	Income taxes, continued

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

3.	Material Accounting Policies, Continued

(15)	Property, plant and equipment, continued

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	5 ~ 50
Machinery	2 ~ 32
Vehicles	3 ~ 8
Loaded heavy water	30
Asset retirement costs	18, 30, 40, 60
Right-of-use assets	1 ~ 65
Ships	9
Others	4 ~ 15
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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

3.	Material Accounting Policies, Continued

(17)	Intangible assets, continued

(ii)	Research and development
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
Greenhouse gas emissions rights consist of the allowances received free of charge from the government and the ones purchased. The cost of the greenhouse gas emissions rights includes expenditures arising directly from the acquisition and any other costs incurred during normal course of the a cquisition
.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

3.	Material Accounting Policies, Continued

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
December 31, 2022 and 2023

3.	Material Accounting Policies, Continued

(21)	Provisions
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

(vii)	Provisions for transmission and transformation facilities-neighboring areas support
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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

3.	Material Accounting Policies, Continued

(21)	Provisions, continued

(viii)	Renewable Portfolio Standard (“RPS”) provisions
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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

3.	Material Accounting Policies, Continued

(22)	Financial instruments, continued

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

3.	Material Accounting Policies, Continued

(23)	Service Concession Arrangements, continued

unless the Company has a contractual right to receive an intangible asset (a right to charge users of the public service). In this case, borrowing costs attributable to the arrangement are capitalized during the construction phase of the arrangement.

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
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The changes in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk relating to the hedged items are recognized in the consolidated statements of comprehensive income or loss.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

3.	Material Accounting Policies, Continued

(24)	Derivative financial instruments, including hedge accounting, continued

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss, in the same line of the consolidated statement of comprehensive income or loss as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial
asset or a
non-financial
liability, the gains or losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial
asset or
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
Segment operating profit or loss is determined the same way that consolidated operating profit or loss is determined under IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arm’s-length
basis at market prices that would be applicable to an independent third party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2021, 2022 and 2023, respectively, are as follows:

		2021
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates, joint ventures and subsidiaries	Employee benefit expense	Loss on abandonment of property, plant and equipment	Increase in provisions, net		Operating profit (loss)
		In millions of won
Transmission and distribution	￦	58,999,388	1,672,776	57,326,612	3,990,464	36,831	678,986	391,116	193,412	202,262	1,194,643		(7,244,319)
Electric power generation (Nuclear)		9,324,391	9,207,516	116,875	3,611,594	22,209	477,512	(18,146)	86,730	—	680,358		762,164
Electric power generation (Non-nuclear)		25,928,596	24,518,167	1,410,429	4,182,470	22,226	624,391	109,765	121,020	5,672	285,152		370,440
Plant maintenance & engineering service		2,805,785	2,370,900	434,885	121,493	9,515	933	11,849	94,269	—	213,500		245,360
Others		2,018,997	1,295,423	723,574	159,222	158,680	162,345	—	52,698	—	2,981		208,139
Consolidation adjustments		(39,064,782)	(39,064,782)	—	(122,751)	(27,587)	(29,710)	—	(36,187)	—	89,818		(64,775)

	￦	60,012,375	—	60,012,375	11,942,492	221,874	1,914,457	494,584	511,942	207,934	2,466,452		(5,722,991)

Finance income													1,402,614

Finance expense													(3,245,777)

Gain related to associates, joint ventures and subsidiaries													494,584

Loss before income tax												￦	(7,071,570)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2021, 2022 and 2023, respectively, are as follows, continued:

		2022
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates, joint ventures and subsidiaries	Employee benefit expense	Loss on abandonment of property, plant and equipment	Increase in provisions, net		Operating profit (loss)
		In millions of won
Transmission and distribution	￦	68,239,707	1,922,354	66,317,353	4,130,004	67,076	1,420,802	980,146	180,114	157,784	611,534		(33,623,874)
Electric power generation (Nuclear)		10,386,091	10,254,271	131,820	4,034,774	45,789	557,218	(753)	82,466	—	624,221		761,109
Electric power generation (Non-nuclear)		41,944,339	39,252,851	2,691,488	4,091,081	53,242	694,559	329,112	140,067	—	619,947		289,001
Plant maintenance & engineering service		2,975,062	2,516,699	458,363	123,168	14,003	1,405	1,886	82,070	—	213,671		239,529
Others		2,750,231	1,803,231	947,000	211,719	195,966	195,860	—	53,017	3,125	9,463		333,547
Consolidation adjustments		(55,749,406)	(55,749,406)	—	(129,334)	(35,323)	(51,298)	—	(52,034)	—	68,143		(239,843)

	￦	70,546,024	—	70,546,024	12,461,412	340,753	2,818,546	1,310,391	485,700	160,909	2,146,979		(32,240,531)

Finance income													1,833,312

Finance expense													(4,746,791)

Gain related to associates, joint ventures and subsidiaries													1,310,391

Loss before income tax												￦	(33,843,619)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2021, 2022 and 2023, respectively, are as follows, continued:

		2023
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates, joint ventures and subsidiaries	Employee benefit expense	Loss on abandonment of property, plant and equipment	Increase in provisions, net		Operating profit (loss)
		In millions of won
Transmission and distribution	￦	85,082,542	1,728,602	83,353,940	4,258,909	92,380	2,826,916	314,373	127,038	182,742	419,564		(6,153,936)
Electric power generation (Nuclear)		10,798,378	10,666,260	132,118	4,403,610	69,209	687,743	(2,639)	62,280	—	585,630		819,838
Electric power generation (Non-nuclear)		35,159,641	32,253,979	2,905,662	4,180,939	65,403	741,282	301,681	109,151	13,863	352,058		929,210
Plant maintenance & engineering service		3,091,022	2,626,190	464,832	129,628	23,638	1,270	(389)	52,890	—	206,215		355,284
Others		2,175,972	1,556,114	619,858	204,322	226,243	258,877	—	48,105	92	444		89,302
Consolidation adjustments		(48,831,145)	(48,831,145)	—	(145,145)	(47,253)	(64,429)	—	(40,734)	—	47,171		(284,714)

	￦	87,476,410	—	87,476,410	13,032,263	429,620	4,451,659	613,026	358,730	196,697	1,611,082		(4,245,016)

Finance income													1,425,031

Finance expense													(5,347,018)

Gain related to associates, joint ventures and subsidiaries													613,026

Loss before income tax												￦	(7,553,977)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the years ended December 31, 2022 and 2023 are as follows:

		2022
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
		In millions of won
Transmission and distribution	￦	131,023,727	5,678,141	6,055,179	108,963,058
Electric power generation (Nuclear)		69,129,625	143,304	2,008,409	42,843,974
Electric power generation (Non-nuclear)		69,468,039	3,113,918	3,547,815	40,428,907
Plant maintenance & engineering service		4,051,157	56,685	200,338	1,272,408
Others		12,895,981	—	839,885	5,796,718

Segment totals		286,568,529	8,992,048	12,651,626	199,305,065

Consolidation adjustments:
Elimination of inter-segment amounts		(43,801,723)	—	(38,633)	(9,304,648)
Equity method adjustment		2,859,623	—	—	—
Deferred taxes		(452)	—	—	2,801,832
Others		(10,820,983)	—	—	2,489

		(51,763,535)	—	(38,633)	(6,500,327)

Consolidated totals	￦	234,804,994	8,992,048	12,612,993	192,804,738

		2023
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
		In millions of won
Transmission and distribution	￦	138,838,342	5,872,000	7,636,677	120,181,250
Electric power generation (Nuclear)		70,535,018	169,155	3,070,528	45,660,916
Electric power generation (Non-nuclear)		66,265,884	3,567,345	3,490,863	38,415,202
Plant maintenance & engineering service		4,271,409	54,088	203,352	1,549,863
Others		13,378,229	—	736,155	6,480,959

Segment totals		293,288,882	9,662,588	15,137,575	212,288,190

Consolidation adjustments:
Elimination of inter-segment amounts		(46,071,077)	—	(390,686)	(11,463,805)
Equity method adjustment		2,997,016	—	—	—
Deferred taxes		1,636	—	—	1,629,280
Others		(10,501,492)	—	—	(3,450)

		(53,573,917)	—	(390,686)	(9,837,975)

Consolidated totals	￦	239,714,965	9,662,588	14,746,889	202,450,215

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

4.	Segment, Geographic and Other Information, Continued

(4)	Geographic information
Electricity sales, the main operations of the Company, are conducted in the Republic of Korea. The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

		Revenue from external customers			Non-current assets (*2)
Geographical unit		2021	2022	2023	2021	2022	2023
		In millions of won
Domestic	￦	58,771,252	69,142,730	86,242,808	178,760,564	183,707,117	186,384,115
Overseas (*1)		1,241,123	1,403,294	1,233,602	3,572,784	4,724,416	4,822,845

	￦	60,012,375	70,546,024	87,476,410	182,333,348	188,431,533	191,206,960

(*1)
Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current asse
ts attributable to particular countries are not material, they are not disclosed individually.

(*2)	The amounts exclude financial assets and deferred tax assets.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

4.	Segment, Geographic and Other Information, Continued

(5)	Information on significant customers
There is no single customer which accounts for 10% or more of the Company’s revenue for the years ended December 31, 2021, 2022 and 2023.

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of December 31, 2022 and 2023 are as follows:

		2022
		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	￦	—	—	3,234,780	—	3,234,780
Current financial assets
Current financial assets at fair value through profit or loss		3,181,791	—	—	—	3,181,791
Current financial assets at amortized costs		—	—	16,762	—	16,762
Current derivative assets		154,730	—	—	134,873	289,603
Other financial assets		—	—	798,819	—	798,819
Trade and other receivables		—	—	10,461,822	—	10,461,822

		3,336,521	—	14,512,183	134,873	17,983,577

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		527,717	—	—	—	527,717
Non-current financial assets at fair value through other comprehensive income		—	502,829	—	—	502,829
Non-current financial assets at amortized costs		—	—	10,236	—	10,236
Non-current derivative assets		538,342	—	—	190,079	728,421
Other financial assets		—	—	1,567,632	—	1,567,632
Trade and other receivables		—	—	2,153,080	—	2,153,080

		1,066,059	502,829	3,730,948	190,079	5,489,915

	￦	4,402,580	502,829	18,243,131	324,952	23,473,492

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of December 31, 2022 and 2023 are as follows, continued:

		2023
		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	￦	—	—	4,342,887	—	4,342,887
Current financial assets
Current financial assets at fair value through profit or loss		2,054,021	—	—	—	2,054,021
Current financial assets at amortized costs		—	—	28,905	—	28,905
Current derivative assets		227,434	—	—	80,298	307,732
Other financial assets		—	—	716,739	—	716,739
Trade and other receivables		—	—	11,985,735	—	11,985,735

		2,281,455	—	17,074,266	80,298	19,436,019

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		657,264	—	—	—	657,264
Non-current financial assets at fair value through other comprehensive income		—	502,443	—	—	502,443
Non-current financial assets at amortized costs		—	—	9,938	—	9,938
Non-current derivative assets		503,514	—	—	189,148	692,662
Other financial assets		—	—	1,683,907	—	1,683,907
Trade and other receivables		—	—	2,193,587	—	2,193,587

		1,160,778	502,443	3,887,432	189,148	5,739,801

	￦	3,442,233	502,443	20,961,698	269,446	25,175,820

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of December 31, 2022 and 2023 are as follows:

		2022
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	￦	—	12,457,853	—	12,457,853
Debt securities		—	10,201,149	—	10,201,149
Derivative liabilities		44,994	—	—	44,994
Trade and other payables		—	11,983,549	—	11,983,549

		44,994	34,642,551	—	34,687,545

Non-current liabilities
Borrowings		—	2,962,323	—	2,962,323
Debt securities		—	94,984,040	—	94,984,040
Derivative liabilities		362,252	—	25,505	387,757
Trade and other payables		—	5,638,914	—	5,638,914

		362,252	103,585,277	25,505	103,973,034

	￦	407,246	138,227,828	25,505	138,660,579

		2023
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	￦	—	16,446,821	—	16,446,821
Debt securities		—	24,674,526	—	24,674,526
Derivative liabilities		18,379	—	—	18,379
Trade and other payables		—	9,089,973	—	9,089,973

		18,379	50,211,320	—	50,229,699

Non-current liabilities
Borrowings		—	3,392,831	—	3,392,831
Debt securities		—	89,117,652	—	89,117,652
Derivative liabilities		410,291	—	23,564	433,855
Trade and other payables		—	4,981,957	—	4,981,957

		410,291	97,492,440	23,564	97,926,295

	￦	428,670	147,703,760	23,564	148,155,994

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for the years ended December 31, 2021, 2022 and 2023 are as follows:

			2021	2022	2023
			In millions of won
Cash and cash equivalents	Interest income	￦	12,692	51,872	100,205
	Gain (loss) on foreign currency transactions and translations		34,923	22,158	(2,073)
Financial assets at fair value through profit or loss	Interest income		18,415	58,540	65,470
	Dividends income		2,949	1,994	4,193
	Gain (loss) on valuation of derivatives		450,896	336,049	144,797
	Gain (loss) on transaction of derivatives		54,352	205,298	130,230
	Gain (loss) on valuation of financial assets		8,858	(37,230)	128,307
	Gain (loss) on disposal of financial assets		4,221	9,358	13,161
Financial assets at fair value through other comprehensive income	Dividends income		7,573	26,881	21,748
Financial assets at amortized cost	Interest income		797	1,308	2,929
	Gain (loss) on foreign currency transactions and translations		(3,647)	5,087	(1,774)
Loans	Interest income		25,196	33,545	44,029
	Gain (loss) on foreign currency transactions and translations		729	596	127
Trade and other receivables	Interest income		144,543	164,653	168,303
	Gain (loss) on disposal of financial assets		2,452	—	—
	Gain (loss) on foreign currency transactions and translations		14,207	1,019	27,363
Short-term financial instruments	Interest income		7,531	15,827	34,260
	Gain (loss) on foreign currency transactions and translations		32,218	3,513	—
Long-term financial instruments	Interest income		12,470	14,371	14,183
	Gain (loss) on foreign currency transactions and translations		27	1	—
Other financial assets	Interest income		230	637	241
Derivatives (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		211,180	149,888	76,814
	Gain (loss) on valuation of derivatives (equity, before tax)		(11,734)	(93,699)	(10,539)
	Gain (loss) on transaction of derivatives		31,351	54,422	19,604
Financial liabilities at fair value through profit or loss	Gain (loss) on valuation of derivatives		2,751	(345,313)	961
	Gain (loss) on transaction of derivatives		(15,358)	(110,236)	(80,640)
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		1,316,269	2,142,220	3,636,887
	Gain (loss) on repayment of financial liabilities		(10)	(15)	—
	Interest expense of trade and other payables		213,765	204,078	200,440
	Interest expense of others		384,423	472,248	614,332
	Other finance income		1,284	927	4,971
	Other finance expenses		2,504	167	1,796
	Gain (loss) on foreign currency transactions and translations		(1,162,835)	(936,269)	(420,203)
Derivatives (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		158,167	83,594	11,627
	Gain (loss) on valuation of derivatives (equity, before tax)		(28,726)	28,647	2,021
	Gain (loss) on transaction of derivatives		13,737	75,201	20,465

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

6.	Restricted Deposits
Restricted deposits as of December 31, 2022 and 2023 are as follows:

			2022	2023
			In millions of won
Cash and cash equivalents	Escrow accounts	￦	2,912	3,010
	Deposits for government project and others		30,586	26,969
	Collateral provided for borrowings		250,346	190,525
	Collateral provided for lawsuit		57	54
	Deposits for transmission regional support program		8,626	9,481
	Deposits for other business purposes		3,825	5,550
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		101,500	80,500
	Collateral provided for borrowings		1,000	24,728
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		386,220	271,047
Long-term financial instruments	Escrow accounts		1,603	—
	Guarantee deposits for banking accounts at oversea branches		18	36
	Collateral provided for borrowings		21,745	28,245
	Decommissioning costs of nuclear power plants		497,609	655,030
Other non-current assets	Deposits for other business purposes		4,355	7,558

		￦	1,310,402	1,302,733

7.	Cash and Cash Equivalents
Cash and cash equivalents as of December 31, 2022 and 2023 are as follows:

		2022	2023
		In millions of won
Cash	￦	21,113	14,070
Other demand deposits		1,906,248	1,780,548
Short-term deposits classified as cash equivalents		1,063,290	1,107,687
Short-term investments classified as cash equivalents		244,129	1,440,582

	￦	3,234,780	4,342,887

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

8.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2022 and 2023 are as follows:

		2022
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	￦	9,700,880	(196,829)	—	9,504,051
Other receivables		1,004,528	(44,388)	(2,369)	957,771

		10,705,408	(241,217)	(2,369)	10,461,822

Non-current assets
Trade receivables		197,955	(2,171)	—	195,784
Other receivables		2,033,705	(65,065)	(11,344)	1,957,296

		2,231,660	(67,236)	(11,344)	2,153,080

	￦	12,937,068	(308,453)	(13,713)	12,614,902

		2023
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	￦	11,239,601	(230,058)	—	11,009,543
Other receivables		1,034,655	(53,683)	(4,780)	976,192

		12,274,256	(283,741)	(4,780)	11,985,735

Non-current assets
Trade receivables		207,668	(2,587)	—	205,081
Other receivables		2,080,830	(80,270)	(12,054)	1,988,506

		2,288,498	(82,857)	(12,054)	2,193,587

	￦	14,562,754	(366,598)	(16,834)	14,179,322

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of December 31, 2022 and 2023 are as follows:

		2022
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	￦	459,245	(41,293)	(21)	417,931
Accrued income		109,267	—	—	109,267
Deposits		289,580	—	(2,348)	287,232
Finance lease receivables (*1)		67,583	(1,802)	—	65,781
Others		78,853	(1,293)	—	77,560

		1,004,528	(44,388)	(2,369)	957,771

Non-current assets
Non-trade receivables		140,128	(52,696)	(182)	87,250
Accrued income		2,004	—	—	2,004
Deposits		459,861	—	(11,162)	448,699
Finance lease receivables (*2)		1,171,807	(2,703)	—	1,169,104
Others		259,905	(9,666)	—	250,239

		2,033,705	(65,065)	(11,344)	1,957,296

	￦	3,038,233	(109,453)	(13,713)	2,915,067

(*1)  Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ￦114,347 million.

(*2)  Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ￦1,024,927 million.

		2023
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	￦	393,859	(49,626)	(53)	344,180
Accrued income		133,033	—	—	133,033
Deposits		317,541	(4)	(4,727)	312,810
Finance lease receivables (*1)		75,661	(2,761)	—	72,900
Others		114,561	(1,292)	—	113,269

		1,034,655	(53,683)	(4,780)	976,192

Non-current assets
Non-trade receivables		198,453	(54,182)	(102)	144,169
Accrued income		7,342	—	—	7,342
Deposits		441,721	(263)	(11,952)	429,506
Finance lease receivables (*2)		1,173,500	(2,495)	—	1,171,005
Others		259,814	(23,330)	—	236,484

		2,080,830	(80,270)	(12,054)	1,988,506

	￦	3,115,485	(133,953)	(16,834)	2,964,698

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ￦114,118 million.

(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ￦943,316 million.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

8.	Trade and Other Receivables, Continued

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

(4)	Aging analysis of trade receivables as of December 31, 2022 and 2023 are as follows:

		2022	2023
		In millions of won
Trade receivables: (not overdue)	￦	9,509,775	11,120,582

Trade receivables: (impairment reviewed)		389,060	326,687

Less than 60 days		5,592	6,403
60 ~ 90 days		36,389	55,802
90 ~ 120 days		31,442	20,535
120 days ~ 1 year		99,655	58,350
Over 1 year		215,982	185,597

		9,898,835	11,447,269
Less: allowance for doubtful accounts		(199,000)	(232,645)

	￦	9,699,835	11,214,624

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

(5)	Aging analysis of other receivables as of December 31, 2022 and 2023 are as follows:

		2022	2023
		In millions of won
Other receivables: (not overdue)	￦	2,857,253	2,857,337

Other receivables: (impairment reviewed)		180,980	258,148

Less than 60 days		92	5
60 ~ 90 days		13,643	27,634
90 ~ 120 days		2,982	727
120 days ~ 1 year		18,494	69,651
Over 1 year		145,769	160,131

		3,038,233	3,115,485
Less: allowance for doubtful accounts		(109,453)	(133,953)
Less: present value discount		(13,713)	(16,834)

	￦	2,915,067	2,964,698

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

8.	Trade and Other Receivables, Continued

(6)	Changes in the allowance for doubtful accounts for the years ended December 31, 2021, 2022 and 2023 are as follows:

		2021		2022		2023
		Trade receivables	Other receivables	Trade receivables	Other receivables	Trade receivables	Other receivables
		In millions of won
Beginning balance	￦	208,990	132,379	205,339	82,710	199,000	109,453
Bad debt expense		19,039	18,411	27,078	4,220	68,385	24,290
Write-off		(21,809)	(58,762)	(26,319)	(1,103)	(26,109)	(4,472)
Reversal		(1,071)	(79)	(3,444)	(37)	(5,577)	(1,942)
Others		190	(9,239)	(3,654)	23,663	(3,054)	6,624

Ending balance	￦	205,339	82,710	199,000	109,453	232,645	133,953

9.	Financial Assets at Fair Value through Profit or Loss

(1)	Financial assets at fair value through profit or loss as of December 31, 2022 and 2023 are as follows:

		2022		2023
		Current	Non-current	Current	Non-current
		In millions of won
Financial assets at fair value through profit or loss
Beneficiary Certificate	￦	294	121,406	130,363	107,252
Cooperative		—	6,329	—	6,735
Others (*)		3,181,497	173,386	1,923,658	376,602

		3,181,791	301,121	2,054,021	490,589

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	226,596	—	166,675

	￦	3,181,791	527,717	2,054,021	657,264

(*)	‘Other’ includes MMT which is composed of government bonds, RP(Repurchase Paper), CP(Commercial Paper), etc.

(2)	Details of income (loss) from financial assets at fair value through profit or loss for the years ended December 31, 2022 and 2023 are as f ollows:

		2022	2023
		In millions of won
Beneficiary Certificate	￦	4,527	(59)
Cooperative		120	272
Debt with embedded derivatives		946	2,934
Others		27,068	207,984

	￦	32,661	211,131

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for the years ended December 31, 2022 and 2023 are as follows:

		2022
		Beginning balance	Acquisition	Disposal	Valuation	Others	Ending balance
		In millions of won
Equity securities
Listed	￦	273,826	—	—	28,585	(2,354)	300,057
Unlisted		160,790	9,451	—	33,237	(1,235)	202,243

		434,616	9,451	—	61,822	(3,589)	502,300

Debt securities
Corporate bond		491	—	—	38	—	529

		435,107	9,451	—	61,860	(3,589)	502,829

Current financial assets at fair value through other comprehensive income	￦	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		435,107	9,451	—	61,860	(3,589)	502,829

		2023
		Beginning balance	Acquisition	Disposal	Valuation	Others	Ending balance
		In millions of won
Equity securities
Listed	￦	300,057	430	—	(15,433)	—	285,054
Unlisted		202,243	9,550	(5,332)	5,445	856	212,762

		502,300	9,980	(5,332)	(9,988)	856	497,816

Debt securities
Corporate bond		529	4,080	—	18	—	4,627

		502,829	14,060	(5,332)	(9,970)	856	502,443

Current financial assets at fair value through other comprehensive income	￦	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		502,829	14,060	(5,332)	(9,970)	856	502,443

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2023 are as follows:

	2022
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Listed
Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	64,526	64,526
KG Mobility Co., Ltd. (formerly, Ssangyong Motor Co., Ltd.)	12,205	0.03%		428	107	107
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	121	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	34	34
PAN Ocean Co., Ltd.	1,492	0.00%		14	9	9
STX Heavy Industries Co., Ltd.	7,419	0.03%		107	54	54
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	149,503	149,503
Denison Mines Corp.	58,284,000	7.09%		84,134	84,502	84,502
Fission Uranium Corp.	100,000	1.73%		41	75	75
SangSangin Industry Co., Ltd.	5,831	0.01%		38	3	3
Vitzosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	3	3
Vissem electronics, Co., Ltd.	229	0.00%		11	1	1
KC Industry Co., Ltd.	139	0.00%		6	—	—
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,229	1,229
Aone Alform Co., Ltd.	2,672	0.04%		19	10	10

				324,790	300,057	300,057

Unlisted (*1)
Intellectual Discovery Co., Ltd.	200,000	6.00%	￦	5,000	954	954
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.	117	0.07%		29	29	29
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
Altron Jeonju Co., Ltd.	34,846	1.34%		697	5	5
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	3	0.08%		5	5	5
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Co., Ltd.	434	0.01%		4	4	4
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
Newasia Co., Ltd. (formerly, AJS Co., Ltd.)	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	30	30
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	3
Shin-E P&C Co., Ltd.	1,569	0.64%		110	2	2
Ejung Ad Co., Ltd.	132	0.09%		3	3	3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2023 are as follows, continued:

	2022
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Solvus Co., Ltd.	1,056	0.04%	￦	3	3	3
Myung Co., Ltd.	89	0.05%		2	2	2
Biwang Industry Co., Ltd.	406	0.04%		2	2	2
Young Sung Co., Ltd.	89	0.40%		26	26	26
Yuil Industrial Electronics Co., Ltd.	804	0.32%		15	15	15
Woojin Industry Corporation	3	0.00%		16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	7
Futech Mold Co., Ltd.	274	0.27%		14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%		22	22	22
Morado Co., Ltd.	209	0.04%		2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	2
Kwang Sung Co., Ltd.	610	0.53%		31	31	31
Seen Business and Technology Co., Ltd.	29,424	0.73%		148	7	7
Woobang Construction Co., Ltd.	8	0.00%		8	8	8
Shin Pyung Co., Ltd.	6	0.03%		3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	2	2
Najin Steel Co., Ltd.	37	0.06%		5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	5
Elephant & Friends Co., Ltd.	563	0.61%		3	3	3
Mireco Co., Ltd.	109	0.25%		11	11	11
L&K Industry Co., Ltd.	1,615	0.60%		24	24	24
JO Tech Co., Ltd.	1,263	0.62%		25	25	25
Kendae Printing Co., Ltd.	422	0.60%		21	21	21
Dauning Co., Ltd.	231	0.41%		6	6	6
Korea Trecision Co., Ltd.	22	0.45%		5	5	5
Hurim Biocell Co., Ltd.	1,021	0.00%		5	5	5
Smart Power Co., Ltd.	133,333	4.14%		200	200	200
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	32	32
Beer Yeast Korea Inc.	1,388	0.43%		7	7	7
B CON Co., Ltd.	96	1.16%		6	6	6
Ace Integration Co., Ltd.	105	0.09%		24	24	24
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	5
KyungDong Co., Ltd.	130	0.01%		1	1	1
ChunWon Development Co., Ltd.	193	0.19%		39	39	39
SungLim Industrial Co., Ltd.	29	0.03%		1	1	1
Korea Minerals Co., Ltd.	191	0.05%		134	1	1
HyoDong Development Co., Ltd.	128	0.16%		25	1	1
JoHyun Co., Ltd.	350	1.56%		18	18	18
KC Co., Ltd.	5,107	0.17%		26	26	26
SeongJi Industrial Co., Ltd.	41	0.05%		1	1	1
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	1
Sung Kwang Co., Ltd.	23	0.37%		6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%		35	35	35
Force TEC Co., Ltd.	3,501	0.02%		18	18	18
Samsung Tech Co., Ltd.	486	1.28%		97	36	36
Younil Metal Co., Ltd.	41	0.21%		21	21	21
Sevenvalley JC (formerly, CJ Paradise Co., Ltd.)	24	0.02%		12	12	12
Han Young Technology Company Co., Ltd.	35	0.00%		—	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2023 are as follows, continued:

	2022
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Ptotronics Co., Ltd.	843	0.42%	￦	84	6	6
NFT Co., Ltd.	136	0.40%		8	8	8
Hyundaitech Co., Ltd.	1,363	0.87%		27	27	27
Dasan Material Co., Ltd.	29	0.04%		22	22	22
Fish World Co., Ltd.	47	0.21%		2	2	2
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%		6	—	—
Samdo Industry Electric Co., Ltd.	48	0.02%		1	1	1
Taejung Industries Co., Ltd.	9,268	0.30%		5	5	5
Shinsei Trading Co., Ltd.	64	0.72%		6	6	6
Dynamic Co., Ltd.	111	0.19%		3	3	3
Green Alchemy Co., Ltd.	38,202	1.48%		191	17	17
Youone TBM Engineering & Construction Co., Ltd.	615	0.27%		31	31	31
KM Leatech Co., Ltd.	1,648	0.98%		8	8	8
Semist Co., Ltd.	555	0.80%		3	3	3
Sewon Bus Co., Ltd	12	0.00%		—	—	—
Enertec Co., Ltd.	7,937	0.19%		44	44	44
Sangji Co., Ltd.	20	0.26%		4	4	4
Bellie Doughnuts Co., Ltd.	169	0.19%		10	10	10
AIRTECH Information communication Co., Ltd.	2,379	0.60%		12	12	12
Kiscom Co., Ltd.	1,493	0.04%		1	1	1
Set Holding (*2)	1,100,220	2.50%		229,255	163,580	163,580
Choheung packing Co., Ltd.	61	0.13%		12	12	12
Jaewoo Co., Ltd.	359	0.24%		11	11	11
Wooyang HC Co., Ltd	1,375	0.01%		159	13	13
TheYeonriji Co., Ltd.	116	0.10%		6	6	6
Flusys Co., Ltd.	9	0.08%		2	2	2
DongSeo Electronics Co., Ltd.	347	0.07%		17	17	17
Daewoo Display Co., Ltd.	177	0.03%		5	5	5
NTS Co., Ltd.	143	0.22%		36	36	36
AID CO., Ltd.	1,212	0.57%		36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%		—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%		100	32	32
Kyung Pyo Industry Co., Ltd.	186	0.76%		19	19	19
Doosung Heavy Industries Co., Ltd.	53	0.06%		5	5	5
Samjoo Hightech Co., Ltd.	522	0.08%		3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%		51	51	51
Shinseung Chemical Industy Co., Ltd.	5	0.01%		60	—	—
KJ Alloy Co., Ltd.	368	0.20%		7	7	7
SM Hi-tech Co., Ltd.	22	0.39%		22	22	22
Puruen Environment Co., Ltd.	967	1.34%		19	19	19
Miretech Co., Ltd.	9,111	0.27%		18	18	18
Sejin Hightech Co., Ltd.	17,980	0.16%		18	18	18
Eun Sung Enterprise Co., Ltd.	1,131	0.72%		17	17	17
Shinyoung Textiles Co., Ltd.	523	1.01%		52	23	23
Ilwoo Steel Co., Ltd.	41	0.28%		17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%		81	34	34
Wongwang Door Corp.	575	1.00%		29	29	29
Mansu Co., Ltd.	344	0.25%		15	15	15
Eanskorea Co., Ltd.	39	0.05%		2	2	2
Youngdongseafood Co., Ltd.	165	0.33%		8	8	8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2023 are as follows, continued:

	2022
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Hyunwoo Winstar Co., Ltd.	1	0.00%	￦	—	—	—
Sungchang Tech Co., Ltd.	159	0.31%		19	19	19
Yuchang Industry Co., Ltd.	90	0.11%		5	5	5
Jeongpum Co., Ltd.	322	0.35%		16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%		55	2	2
Amanex Co., Ltd.	10	0.02%		9	9	9
Dae-A Leisure Co., Ltd.	23	0.00%		4	4	4
Caffe Bene Co., Ltd.	1,908	0.03%		9	9	9
Shinjin International Corp.	4	0.01%		1	1	1
Jinhung Packaging Co., Ltd	4,329	3.02%		22	22	22
Donglim Eng Co., Ltd.	26	0.11%		3	3	3
SIP Co., Ltd.	274	0.55%		7	7	7
Clizen Co., Ltd.	615	0.34%		31	31	31
Daeji Product Co., Ltd.	15	0.05%		1	—	—
SSET Co., Ltd.	181	0.30%		18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%		48	48	48
Dawon Yuhwa Co., Ltd.	506	1.94%		25	25	25
Ogokbaekkwa Co., Ltd.	101	0.12%		1	1	1
Ewon materials Co., Ltd. (formerly, Shinwoo Toptech Co., Ltd.)	834	0.51%		83	6	6
KMLC Co., Ltd.	281	0.14%		22	22	22
Seinfood Co., Ltd.	13	0.17%		7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%		34	34	34
Kukex Inc.	639	0.05%		3	3	3
Youngshin Plus Co., Ltd.	104	0.12%		5	5	5
Chang won Engineering Co., Ltd.	22	0.00%		4	4	4
Samsung Silup Co., Ltd.	47	0.19%		5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%		6	6	6
IZU KOREA Co., Ltd.	48	0.00%		2	2	2
Dongdo CNP Co., Ltd.	234	0.36%		6	6	6
Dae Bang Industry Co., Ltd.	115	0.13%		6	6	6
S.I.T. Co., Ltd	2,213	0.44%		22	22	22
Taejin Hiech Co., Ltd.	78	0.26%		3	3	3
Headone Co., Ltd.	69	0.12%		7	7	7
E-Won Solutech Co., Ltd.	158	0.16%		40	40	40
KPL Circuit Co., Ltd.	283	0.08%		14	14	14
Road Solar Co., Ltd.	12	0.00%		—	—	—
Han Mi Flexible Co., Ltd.	143	0.20%		43	43	43
Millennium PNT Co., Ltd.	227	0.37%		6	6	6
GN Chem Co., Ltd.	40	0.07%		1	1	1
Dae Myung Co., Ltd.	114	0.08%		3	3	3
Nanomicart Co., Ltd.	176	1.06%		35	35	35
Young San Heavy Industries Co., Ltd.	74	0.11%		7	7	7
Samchungwon Co., Ltd.	15	0.24%		2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%		27	27	27
Nanomic Co., Ltd.	94	0.63%		38	38	38
Samsung Nonferrous Metal Co., Ltd.	89	0.26%		9	9	9
Daewha Fuel Pump Ind., Ltd.	83	0.05%		10	10	10
Addies Direct Co., Ltd.	1	0.00%		—	—	—
WorldCnM Inc.	131	1.09%		10	10	10
Superone Co., Ltd.	1,585	1.45%		8	8	8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2023 are as follows, continued:

	2022
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Buyoung Panji Co., Ltd.	478	0.44%	￦	12	12	12
International Paint Korea Co., Ltd.	111	0.48%		11	11	11
EI Lighting Co., Ltd.	358	0.36%		18	18	18
Hightech Mnp Co., Ltd.	123	0.35%		6	6	6
Yooseung Co., Ltd.	10	0.08%		1	1	1
Sungkwang Co., Ltd.	48	0.35%		2	2	2
Taeyang gasteel Co., Ltd.	8	0.02%		1	1	1
Ajin KSB Co., Ltd.	204	0.31%		18	18	18
Sewon Ceramic Co., Ltd.	530	1.01%		5	5	5
Choyang Tech Co., Ltd.	465	1.01%		23	23	23
TK Co., Ltd.	307	0.70%		15	15	15
Arari Co., Ltd.	14	0.05%		1	1	1
C&S Corporation Co., Ltd.	1,304	0.01%		13	13	13
Global The One of Korea Co., Ltd.	62	0.06%		3	3	3
Steellife Co., Ltd.	85	0.06%		4	4	4
D&C Castech Co., Ltd.	330	1.89%		25	25	25
Geumhan Co., Ltd.	498	0.24%		7	7	7
Mokgan Co., Ltd.	5	0.02%		1	1	1
Wenex Co., Ltd.	373	0.53%		19	19	19
Sulim Co., Ltd.	30	0.20%		6	6	6
Shinkwang Engineering	24	0.36%		2	2	2
Ek Cookware Co., Ltd.	60	0.04%		1	1	1
KTTW Co., Ltd.	28	0.05%		2	2	2
Avajar Co., Ltd.	1,061	0.01%		1	1	1
Woosung I.B. Co., Ltd	7,071	0.07%		14	14	14
CAP Korea Co., Ltd.	16	0.30%		3	3	3
MSM Co., Ltd.	25	0.08%		—	—	—
Ddpopstyle Co., Ltd.	22	0.14%		1	1	1
Finemetal Co., Ltd.	49	0.08%		1	1	1
Sungkyeong Co., Ltd.	52	0.24%		2	2	2
RMK Co., Ltd.	63	0.90%		22	22	22
Newko Co., Ltd.	331	0.06%		10	10	10
Dongsung Mulsan Co., Ltd.	137	0.34%		14	14	14
Pizzakorea Co., Ltd.	42	0.18%		9	9	9
Geumdani Co., Ltd.	2,377	1.82%		36	36	36
Mezzanine I-pack Co., Ltd.	38	0.02%		1	1	1
Ltop Co., Ltd.	36	0.06%		7	7	7
Simile Aluminium Co., Ltd.	428	0.31%		9	9	9
GT Tooling Co., Ltd.	604	0.17%		6	6	6
Team Korea Co., Ltd.	4,782	0.37%		24	24	24
Donghwa TCA Co., Ltd.	1,012	0.30%		25	25	25
Hankook Piaget Co., Ltd.	4	0.01%		1	1	1
Coco Food Co., Ltd.	648	1.24%		33	33	33
Woori Industry Co., Ltd.	102	1.05%		21	21	21
Ssangyong Youngweol Plant Service&Engineering Co., Ltd.	83	0.07%		4	1	1
SH Co., Ltd.	39	0.20%		8	8	8
Daeyoung Co., Ltd.	75	0.01%		8	8	8
Chandown Food Co., Ltd.	46	0.14%		9	9	9
Getron Co., Ltd.	7,259	0.20%		37	4	4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2023 are as follows, continued:

	2022
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Jungmun Co., Ltd.	19	0.26%	￦	2	2	2
Andong Trading Corporation Co., Ltd.	42	0.00%		2	2	2
JM Tech Co., Ltd.	403	0.67%		82	10	10
SGC Energy Co., Ltd.	580,000	5.00%		2,900	7,856	7,856
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	4.30%		1,500	2,016	2,016
H Robotics Co., Ltd.	903,601	8.05%		4,000	5,638	5,638
Good Tcells Co., Ltd.	11,364	0.34%		500	347	347
IPS Bio Co., Ltd.	1,975	3.13%		1,000	843	843
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Choigang-gujo Co., Ltd.	61	0.45%		6	1	1
Youngheung Industry Co., Ltd.	101	0.05%		5	1	1
Hosungsteel Co., Ltd.	323	0.26%		14	3	3
Uktae IND. Co., Ltd.	140	0.12%		7	1	1
JFC Co., Ltd.	16	0.01%		2	2	2
Hyundai Tech Co., Ltd.	28	0.69%		10	10	10
Daeil Co., Ltd.	301	0.42%		15	2	2
Seohan Food Co., Ltd.	83	0.19%		2	2	2
Daehyeon Recycle Co., Ltd.	59	0.61%		12	12	12
Metal Link Inc. Co., Ltd.	709	0.17%		35	4	4
Pipetec Korea Co., Ltd.	50	0.07%		10	1	1
SungJin Tech Co., Ltd.	803	1.20%		24	8	8
Yujin E&C Co., Ltd.	29	0.18%		6	—	—
Daishin Logistics Co., Ltd.	13	0.09%		1	1	1
JinSung Engineering Co., Ltd.	18	0.30%		18	18	18
Yongho Industry Co., Ltd.	157	0.22%		32	1	1
Wow tech Co., Ltd.	369	0.75%		11	11	11
World Power Tech Co., Ltd.	16	0.28%		24	24	24
PBM Auto Co., Ltd.	1,001	1.06%		10	10	10
K2 Motors Co., Ltd.	54	0.28%		1	1	1
CL Tech Co., Ltd.	801	2.25%		40	40	40
Mirae Industry Co., Ltd.	39	0.04%		6	6	6
Gentak Korea Co., Ltd.	301	0.31%		8	8	8
Sungjin Chemical Co., Ltd.	118	0.36%		4	4	4
LMAT Co., Ltd.	198	0.04%		20	20	20
Poong Lim Industrial Co., Ltd.	25	0.00%		38	38	38
Dae Sung GeoTech Co., Ltd.	631	1.28%		32	32	32
Saeheemang Co., Ltd.	756	0.60%		15	15	15
Hakbong Precision Co., Ltd.	1,460	1.18%		15	15	15
Vornech Co., Ltd.	431	0.37%		11	2	2
Woojin Formtech Co., Ltd.	76	0.08%		8	1	1
Korea Engineer Manufacturing Co., Ltd.	114	0.26%		6	1	1
Sinwa J&K Co., Ltd.	476	0.28%		5	5	5
Owon E&G Co., Ltd.	132	0.20%		4	4	4
Guseong Co., Ltd.	141	0.20%		3	3	3
Irefarm Co., Ltd.	45	0.30%		3	3	3
Nam-hae E&C Co., Ltd.	117	0.10%		2	2	2
Haenarae Agricultural Corp.	15	0.03%		2	2	2
DECO&E Co., Ltd.	1,261	0.00%		2	2	2
Design Beyond Co., Ltd.	17	0.19%		2	2	2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2023 are as follows, continued:

	2022
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
LBK Co., Ltd.	8	0.05%	￦	1	1	1
Duckwon industrial Co., Ltd.	32	0.43%		13	13	13
ASPT Co., Ltd.	64	0.82%		19	19	19
SIMA Co., Ltd.	29	0.05%		3	3	3
Jingkang Resources Co., Ltd.	90	1.57%		13	13	13
Eslin Co., Ltd.	39	0.14%		8	8	8
Shinwon Co., Ltd.	275	0.42%		19	19	19
CIC Tech Co., Ltd.	96	0.54%		10	10	10
Orano Expansion	5,742,405	4.72%		—	—	—
Fourever Co., Ltd.	44	0.10%		4	4	4
Myungil Metal Co., Ltd.	80	0.10%		4	4	4
Daeshin ECM Co., Ltd.	182	0.30%		9	9	9
Greencarbon Co., Ltd.	79	0.06%		1	1	1
Sunkoo Co., Ltd.	4	0.10%		2	2	2
Jians Construction Co., Ltd.	45	0.01%		2	4	4
DH trading Co., Ltd.	891	0.04%		178	—	—
Sangsin Co., Ltd.	29	0.09%		15	15	15
Steel focus Co., Ltd.	154	0.20%		4	4	4
Kamada Korea Co., Ltd.	437	0.33%		22	22	22
Fosys Co., Ltd.	19	0.08%		4	4	4
GB precision Co., Ltd.	137	0.57%		1	1	1
Ewon Art Co., Ltd.	185	0.61%		9	9	9
DI Tech Co., Ltd.	3	0.00%		—	—	—
Hans AD Co., Ltd.	33	0.35%		2	2	2
Chaegim Environment Development Co., Ltd.	158	0.01%		3	3	3
Daesung Stain Co., Ltd.	32	0.32%		2	2	2
YSM Co., Ltd.	281	2.07%		14	14	14
Dong In Industry Co., Ltd.	65	0.13%		3	3	3
U&I Co., Ltd.	50	0.22%		5	5	5
World One Co., Ltd.	401	0.58%		10	10	10
Yewon Co., Ltd.	24	0.02%		1	—	—
TSNT Co., Ltd.	119	0.00%		24	24	24
Shinsung Tech Co., Ltd.	314	0.01%		16	16	16
JSL Co., Ltd.	51	0.49%		3	3	3
Loft Garden Co., Ltd.	1	0.04%		—	—	—
Handon Co., Ltd.	74	0.25%		11	11	11
GH Tech Co., Ltd.	82	0.22%		3	3	3
Daeo Co., Ltd.	13	0.23%		4	4	4
Bokwang Co., Ltd.	76	0.00%		15	15	15
Samkum Industry Co., Ltd.	201	0.48%		40	40	40
Dyntex Korea Co., Ltd.	75	0.28%		15	15	15
Mirae Engineering Co., Ltd.	66	0.15%		1	1	1
Mideumeul-juneun-namu Co., Ltd.	119	0.53%		6	6	6
Seil Textile Co., Ltd.	16	0.15%		3	3	3
Ilshin Tech Co., Ltd.	36	0.00%		7	7	7
Magtec Co., Ltd.	28	0.00%		6	6	6
Sukwon Co., Ltd.	2,885	0.59%		29	29	29
Hae-sung Metal Co., Ltd.	159	0.17%		3	3	3
White&Clean Foods Co., Ltd.	330	0.00%		3	3	3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2023 are as follows, continued:

	2022
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Michang Cable Co., Ltd.	1,096	0.26%	￦	16	16	16
G.M Foods Co., Ltd.	57	0.16%		9	9	9
Wecan Global Inc. Co., Ltd.	165	0.08%		8	8	8
Daeju Steel Co., Ltd.	11	0.20%		1	1	1
Hyundai Glass Co., Ltd.	860	0.83%		43	43	43
MEC Co., Ltd.	16,468	1.17%		41	41	41
Daeyeoneco Co., Ltd.	151	0.00%		15	15	15
Hyesung Cable&Communication Inc.	762	0.39%		38	38	38
Sangjin Co., Ltd.	428	0.35%		21	21	21
Topis Co., Ltd.	246	0.71%		14	14	14
G&L Tech Co., Ltd.	2	0.06%		—	—	—
Cheonhae Co., Ltd.	72	0.00%		2	2	2
Iksan-guwon Co., Ltd.	563	0.00%		11	11	11
Korea Remicon Co., Ltd.	36	0.03%		5	5	5
New Tech Co., Ltd.	23	0.15%		2	2	2
Segeon Co., Ltd.	124	0.00%		4	4	4
MS Tech Co., Ltd.	9	0.15%		1	1	1
J.I Steel Co., Ltd.	21	0.00%		2	2	2
HNT Co., Ltd.	172	0.00%		9	9	9
Taejin Co., Ltd.	27	0.08%		3	3	3
Macroad Co., Ltd.	953	0.17%		10	10	10
Woongjin Energy Co., Ltd.	94	0.00%		9	9	9
Electric Contractors’ Financial Cooperative Co., Ltd.	—	—		39	39	39
Information&Communication Financial Cooperative Co., Ltd.	—	—		15	15	15
Common Computer Co., Ltd.	3,856	1.87%		1,000	1,000	1,000
Fine Powerex Co., Ltd.	72,633	4.92%		1,500	1,500	1,500
Eunsung Industrial Co., Ltd.	3	0.03%		1	1	1
KPE Co., Ltd.	51	0.19%		13	13	13
Dongbangfarms Co., Ltd.	904	0.55%		41	5	5
Sungdo Pack Co., Ltd.	15	0.06%		1	1	1
Coffeenie Co., Ltd.	2	0.00%		1	1	1
Medi Pharma Plan Co., Ltd.	1,075	0.26%		108	8	8
Woori Ascon Co., Ltd.	25	0.34%		10	10	10
Dong Shin Hydraulies Co., Ltd.	9,460	0.14%		47	47	47
Cheonwoo E.P.S Co., Ltd.	371	1.10%		19	19	19
Koa Tech Co., Ltd.	1,244	0.77%		12	12	12
Jinwoo Textile Co., Ltd.	91	0.68%		9	9	9
SKE Cable Co., Ltd.	120	0.08%		6	6	6
Hi Korea Co., Ltd.	1,845	1.94%		185	185	185
Daeheung Engineering Co., Ltd.	65	0.01%		1	1	1
Etapol Co., Ltd.	1,361	0.54%		41	41	41
Yoongwon International Co., Ltd.	157	1.47%		31	31	31
Avoh Ceramic&Bath Co., Ltd.	173	0.14%		3	3	3
Dongyang R.P.F. Industrial Co., Ltd.	59	0.03%		2	2	2
Yuil Engineering Co., Ltd.	14	0.03%		1	1	1
Taesan Co., Ltd.	146	0.69%		35	35	35
Jico Co., Ltd.	10,581	0.01%		26	26	26
K Shipbuilding Co., Ltd.	8,622	0.25%		1,078	1,078	1,078

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2023 are as follows, continued:

	2022
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Seokjin E&T Co., Ltd.	81	0.06%	￦	8	8	8
Agencore Co., Ltd.	104,350	5.67%		1,200	1,200	1,200
SamHong Machinery. EMC Co., Ltd.	476,192	19.23%		5,000	5,000	5,000
Thermo Tec Co., Ltd.	446	0.03%		4	4	4
DaeYang Hydro Co., Ltd.	6	0.02%		1	1	1
SangMoo Steel Co., Ltd.	24	0.04%		2	2	2
Jungin Distribution Co., Ltd.	17	0.00%		3	3	3
TheSun Co., Ltd.	77	0.06%		1	1	1
Daedong Co., Ltd.	176	0.33%		18	18	18
Daewoong and Technology Co., Ltd.	423	1.14%		42	42	42
Ebadom Co., Ltd.	361	0.21%		58	58	58
ChoungHwa Precise Co., Ltd.	428	0.08%		43	4	4
Snopa Co., Ltd.	458	0.01%		5	5	5
Aloha Factory Co., Ltd.	2,970	3.61%		1,000	1,000	1,000
Dailyshot Co., Ltd.	339	1.85%		1,001	1,001	1,001

Mediquitous Co., Ltd.	5,080	0.69%		1,250	1,250	1,250
SKD Korea Co., Ltd.	40	0.28%		20	20	20
Samhyup Co., Ltd.	376	0.91%		38	38	38
Gogang Aluminum Co., Ltd.	828	1.52%		41	41	41
Taekwang Paper Board Co., Ltd.	133	0.49%		23	23	23
NY Tech Co., Ltd.	33	0.15%		2	2	2
Sekwang Precision Co., Ltd.	394	0.84%		79	79	79
Dongbang Metal Co., Ltd.	1,985	0.32%		20	20	20
Samwang Co., Ltd.	170	0.25%		17	17	17
Yurim CNF Co., Ltd.	15	0.23%		2	2	2
Guseul Co., Ltd.	89	0.23%		9	9	9
Gaone International Co., Ltd.	54	0.29%		14	14	14
Daekwang Forging Co., Ltd.	1,298	1.99%		130	130	130
Dongyang Pratech Co., Ltd.	265	1.21%		29	29	29
Samjin Placo Co., Ltd.	661	0.52%		33	33	33
MS Steel Industrial Co., Ltd.	167	0.40%		8	8	8
STS Global Co., Ltd.	9	0.04%		1	1	1
Y Tech Co., Ltd.	855	0.65%		34	34	34
CK Industry Co., Ltd.	4,178	7.54%		167	167	167
J&J Tech Co.	14	0.22%		1	1	1
Shield Board Co., Ltd.	165	0.15%		3	3	3
SFC International Co., Ltd.	11	0.01%		1	1	1
Korea Ocean Machinery & Technology Co., Ltd.	763	0.45%		76	76	76
Hana ITM Inc.	8,443	0.70%		84	84	84
Jeuvis Co., Ltd.	191	0.30%		2	2	2
JBM Co., Ltd.	662	0.34%		20	20	20
Jungwoo Metal Solution Co., Ltd.	27	0.08%		2	2	2
MS Precision Co., Ltd.	220	0.16%		22	22	22
YM Tech Co., Ltd.	2	0.01%		1	1	1
C&C ENG Co., Ltd.	439	1.59%		22	22	22
Minjin Co., Ltd.	24	0.01%		1	1	1
Daejoo E&G Co., Ltd.	133	0.00%		27	27	27
Taeyoung Precision Co., Ltd.	31	0.22%		1	1	1
Shin Heung Precision Co., Ltd.	93	4.63%		4	4	4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2023 are as follows, continued:

	2022
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
TaeGwang P&C Co., Ltd.	530	0.90%	￦	13	13	13
KyeongGwang Tech Co., Ltd.	244	1.04%		7	7	7

				269,065	202,243	202,243

Debt securities
Aron Flying Ship Co., Ltd. (*1)	—	—	￦	500	529	529

			￦	594,355	502,829	502,829

(*1)	The Company used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2023 are as follows, continued:

	2023
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Listed
Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	55,356	55,356
KG Mobility Co., Ltd. (formerly, Ssangyong Motor Co., Ltd.)	12,205	0.01%		428	106	106
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	43	43
PAN Ocean Co., Ltd.	1,492	0.00%		14	6	6
STX Heavy Industries Co., Ltd.	68,874	0.24%		537	806	806
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	95,505	95,505
Denison Mines Corp.	58,284,000	6.54%		84,134	131,790	131,790
Fission Uranium Corp.	100,000	0.01%		41	105	105
SangSangin Industry Co., Ltd.	1,457	0.01%		38	3	3
Vitzrosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	1	1
Vissem electronics, Co., Ltd.	301	0.00%		11	1	1
KC Industry Co., Ltd.	139	0.00%		6	—	—
Aone Alform Co., Ltd.	2,672	0.04%		19	4	4
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,327	1,327
BDI Co., Ltd. (*3)	6,390,478	32.54%		—	—	—

				325,220	285,054	285,054

Unlisted (*1)
Hwan Young Steel Co., Ltd.	10,916	0.14%	￦	1,092	97	97
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.	117	0.07%		29	29	29
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	3	0.08%		5	5	5
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Co., Ltd.	434	0.01%		4	4	4
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
Newasia Co., Ltd. (formerly, AJS Co., Ltd.)	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	30	30
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	3
Shin-E P&C Co., Ltd.	1,569	0.64%		110	2	2
Ejung Ad Co., Ltd.	132	0.09%		3	3	3
Solvus Co., Ltd.	1,056	0.04%		3	3	3
Myung Co., Ltd.	89	0.05%		2	2	2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2023 are as follows, continued:

	2023
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Biwang Industry Co., Ltd.	406	0.04%	￦	2	2	2
Young Sung Co., Ltd.	89	0.40%		26	26	26
Yuil Industrial Electronics Co., Ltd.	804	0.32%		15	15	15
Woojin Industry Corporation	3	0.00%		16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	7
Futech Mold Co., Ltd.	274	0.27%		14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%		22	22	22
Morado Co., Ltd.	209	0.04%		2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	2
Kwang Sung Co., Ltd.	610	0.53%		31	31	31
Seen Business and Technology co., Ltd.	29,424	0.73%		148	7	7
Woobang Construction Co., Ltd.	8	0.00%		8	8	8
Shin Pyung Co., Ltd.	6	0.03%		3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	2	2
Najin Steel Co., Ltd.	37	0.06%		5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	5
Elephant & Friends Co., Ltd.	563	0.61%		3	3	3
Mireco Co., Ltd.	109	0.25%		11	11	11
L&K Industry Co., Ltd.	1,615	0.60%		24	24	24
JO Tech Co., Ltd.	1,263	0.62%		25	25	25
Kendae Printing Co., Ltd.	422	0.60%		21	21	21
Dauning Co., Ltd.	231	0.41%		6	6	6
Korea Trecision Co., Ltd.	22	0.45%		5	5	5
Hurim Biocell Co., Ltd.	1,021	0.00%		5	5	5
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	32	32
Beer Yeast Korea Inc.	1,388	0.43%		7	7	7
B CON Co., Ltd.	96	1.16%		6	6	6
Ace Integration Co., Ltd.	105	0.09%		24	24	24
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	5
KyungDong Co., Ltd.	130	0.01%		1	1	1
ChunWon Development Co., Ltd.	193	0.19%		39	39	39
SungLim Industrial Co., Ltd.	29	0.03%		1	1	1
Korea Minerals Co., Ltd.	191	0.05%		134	1	1
HyoDong Development Co., Ltd.	128	0.16%		25	1	1
JoHyun Co., Ltd.	350	1.56%		18	18	18
KC Co., Ltd.	5,107	0.17%		26	26	26
SeongJi Industrial Co., Ltd.	41	0.05%		1	1	1
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	1
Sung Kwang Co., Ltd.	23	0.37%		6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%		35	35	35
Samsung Tech Co., Ltd.	486	1.28%		97	36	36
Younil Metal Co., Ltd.	41	0.21%		21	21	21
Sevenvalley JC (formerly, CJ Paradise Co., Ltd.)	24	0.02%		12	12	12
Han Young Technology Company Co., Ltd.	35	0.00%		—	—	—
Ptotronics Co., Ltd.	843	0.42%		84	6	6
NFT Co., Ltd.	136	0.40%		8	8	8
Hyundaitech Co., Ltd.	1,363	0.87%		27	27	27
Dasan Material Co., Ltd.	29	0.04%		22	22	22

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2023 are as follows, continued:

	2023
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Fish World Co., Ltd.	47	0.21%	￦	2	2	2
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%		6	—	—
Samdo Industry Electric Co., Ltd.	48	0.02%		1	1	1
Taejung Industries Co., Ltd.	9,268	0.30%		5	5	5
Shinsei Trading Co., Ltd.	64	0.72%		6	6	6
Dynamic Co., Ltd.	111	0.19%		3	3	3
Green Alchemy Co., Ltd.	38,202	1.48%		191	17	17
KM Leatech Co., Ltd.	1,648	0.98%		8	8	8
Semist Co., Ltd.	555	0.80%		3	3	3
Sewon Bus Co., Ltd.	12	0.00%		—	—	—
Enertec Co., Ltd.	7,937	0.19%		44	44	44
Sangji Co., Ltd.	20	0.26%		4	4	4
Bellie Doughnuts Co., Ltd.	169	0.19%		10	10	10
Set Holding (*2)	1,100,220	2.50%		229,255	165,923	165,923
Choheung packing Co., Ltd.	61	0.13%		12	12	12
Jaewoo Co., Ltd.	359	0.24%		11	11	11
Wooyang HC Co., Ltd	1,375	0.01%		159	13	13
TheYeonriji Co., Ltd.	116	0.10%		6	6	6
Flusys Co., Ltd.	9	0.08%		2	2	2
DongSeo Electronics Co., Ltd.	347	0.07%		17	17	17
Daewoo Display Co., Ltd.	177	0.03%		5	5	5
NTS Co., Ltd.	143	0.22%		36	36	36
AID CO., Ltd.	1,212	0.57%		36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%		—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%		100	32	32
Kyung Pyo Industry Co., Ltd.	186	0.76%		19	19	19
Doosung Heavy Industries Co., Ltd.	53	0.06%		5	5	5
Samjoo Hightech Co., Ltd.	522	0.08%		3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%		51	51	51
Shinseung Chemical Industy Co., Ltd.	5	0.01%		60	—	—
KJ Alloy Co., Ltd.	368	0.20%		7	7	7
SM Hi-tech Co., Ltd.	22	0.39%		22	22	22
Puruen Environment Co., Ltd.	967	1.34%		19	19	19
Miretech Co., Ltd.	9,111	0.27%		18	18	18
Sejin Hightech Co., Ltd.	17,980	0.16%		18	18	18
Eun Sung Enterprise Co., Ltd.	1,131	0.72%		17	17	17
Shinyoung Textiles Co., Ltd.	523	1.01%		52	23	23
Ilwoo Steel Co., Ltd.	41	0.28%		17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%		81	34	34
Wongwang Door Corp.	575	1.00%		29	29	29
Mansu Co., Ltd.	344	0.25%		15	15	15
Eanskorea Co., Ltd.	39	0.05%		2	2	2
Youngdongseafood Co., Ltd.	165	0.33%		8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%		—	—	—
Sungchang Tech Co., Ltd.	159	0.31%		19	19	19
Yuchang Industry Co., Ltd.	90	0.11%		5	5	5
Jeongpum Co., Ltd.	322	0.35%		16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%		55	2	2
Amanex Co., Ltd.	10	0.02%		9	9	9
Dae-A Leisure Co., Ltd.	23	0.00%		4	4	4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2023 are as follows, continued:

	2023
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Caffe Bene Co., Ltd.	1,908	0.03%	￦	9	9	9
Jinhung Packaging Co., Ltd.	4,329	3.02%		22	22	22
Donglim Eng Co., Ltd.	26	0.11%		3	3	3
SIP Co., Ltd.	274	0.55%		7	7	7
Daeji Product Co., Ltd.	15	0.05%		1	—	—
SSET Co., Ltd.	181	0.30%		18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%		48	48	48
Dawon Yuhwa Co., Ltd.	506	1.94%		25	25	25
Ewon materials Co., Ltd. (formerly, Shinwoo Toptech Co., Ltd.)	834	0.51%		83	6	6
KMLC Co., Ltd.	281	0.14%		22	22	22
Seinfood Co., Ltd.	13	0.17%		7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%		34	34	34
Kukex Inc.	639	0.05%		3	3	3
Youngshin Plus Co., Ltd.	104	0.12%		5	5	5
Chang won Engineering Co., Ltd.	22	0.00%		4	4	4
Samsung Silup Co., Ltd.	47	0.19%		5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%		6	6	6
IZU KOREA Co., Ltd.	48	0.00%		2	2	2
Dongdo CNP Co., Ltd.	234	0.36%		6	6	6
S.I.T. Co., Ltd	2,213	0.44%		22	22	22
Taejin Hiech Co., Ltd.	78	0.26%		3	3	3
Headone Co., Ltd.	69	0.12%		7	7	7
E-Won Solutech Co., Ltd.	158	0.16%		40	40	40
KPL Circuit Co., Ltd.	283	0.08%		14	14	14
Road Solar Co., Ltd.	12	0.00%		—	—	—
Han Mi Flexible Co., Ltd.	143	0.20%		43	43	43
Millennium PNT Co., Ltd.	227	0.37%		6	6	6
Dae Myung Co., Ltd.	114	0.08%		3	3	3
Young San Heavy Industries Co., Ltd.	74	0.11%		7	7	7
Samchungwon Co., Ltd.	15	0.24%		2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%		27	27	27
Nanomic Co., Ltd.	94	0.63%		38	38	38
Samsung Nonferrous Metal Co., Ltd.	89	0.26%		9	9	9
Daewha Fuel Pump Ind., Ltd.	83	0.05%		10	10	10
WorldCnM Inc.	131	1.09%		10	10	10
Superone Co., Ltd.	1,585	1.45%		8	8	8
Buyoung Panji Co., Ltd.	478	0.44%		12	12	12
International Paint Korea Co., Ltd.	111	0.48%		11	11	11
EI Lighting Co., Ltd.	358	0.36%		18	18	18
Yooseung Co., Ltd.	10	0.08%		1	1	1
Sungkwang Co., Ltd.	48	0.35%		2	2	2
Ajin KSB Co., Ltd.	204	0.31%		18	18	18
Sewon Ceramic Co., Ltd.	530	1.01%		5	5	5
Choyang Tech Co., Ltd.	465	1.01%		23	23	23
TK Co., Ltd.	307	0.70%		15	15	15
Arari Co., Ltd.	14	0.05%		1	1	1
C&S Corporation Co., Ltd.	1,304	0.01%		13	13	13
Global The One of Korea Co., Ltd.	62	0.06%		3	3	3
Steellife Co., Ltd.	85	0.06%		4	4	4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2023 are as follows, continued:

	2023
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Geumhan Co., Ltd.	498	0.24%	￦	7	7	7
Mokgan Co., Ltd.	5	0.02%		1	1	1
Wenex Co., Ltd.	373	0.53%		19	19	19
Sulim Co., Ltd.	30	0.20%		6	6	6
Shinkwang Engineering	24	0.36%		2	2	2
Ek Cookware Co., Ltd.	60	0.04%		1	1	1
KTTW Co., Ltd.	28	0.05%		2	2	2
Avajar Co., Ltd.	1,061	0.01%		1	1	1
Woosung I.B. Co., Ltd.	7,071	0.07%		14	14	14
CAP Korea Co., Ltd.	16	0.30%		3	3	3
MSM Co., Ltd.	25	0.08%		—	—	—
Ddpopstyle Co., Ltd.	22	0.14%		1	1	1
Finemetal Co., Ltd.	49	0.08%		1	1	1
Sungkyeong Co., Ltd.	52	0.24%		2	2	2
Newko Co., Ltd.	331	0.06%		10	10	10
Dongsung Mulsan Co., Ltd.	137	0.34%		14	14	14
Pizzakorea Co., Ltd.	42	0.18%		9	9	9
Geumdani Co., Ltd.	2,377	1.82%		36	36	36
Mezzanine I-pack Co., Ltd.	38	0.02%		1	1	1
Ltop Co., Ltd.	36	0.06%		7	7	7
Simile Aluminium Co., Ltd.	428	0.31%		9	9	9
GT Tooling Co., Ltd.	604	0.17%		6	6	6
Team Korea Co., Ltd.	4,782	0.37%		24	24	24
Donghwa TCA Co., Ltd.	1,012	0.30%		25	25	25
Hankook Piaget Co., Ltd.	4	0.01%		1	1	1
Coco Food Co., Ltd.	648	1.24%		33	33	33
Woori Industry Co., Ltd.	102	1.05%		21	21	21
Ssangyong Youngweol Plant Service&Engineering Co., Ltd.	83	0.07%		4	1	1
SH Co., Ltd.	39	0.20%		8	8	8
Daeyoung Co., Ltd.	75	0.01%		8	8	8
Getron Co., Ltd.	7,259	0.20%		37	4	4
Jungmun Co., Ltd.	19	0.26%		2	2	2
JM Tech Co., Ltd.	403	0.67%		82	10	10
SGC Energy Co., Ltd.	580,000	5.00%		2,900	6,249	6,249
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	4.30%		1,500	1,937	1,937
H Robotics Co., Ltd.	903,601	8.05%		4,000	5,639	5,639
Good Tcells Co., Ltd.	11,364	0.33%		500	399	399
IPS Bio Co., Ltd.	1,975	3.13%		1,000	897	897
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Choigang-gujo Co., Ltd.	61	0.45%		6	1	1
Hosungsteel Co., Ltd.	323	0.26%		14	3	3
Uktae IND. Co., Ltd.	140	0.12%		7	1	1
JFC Co., Ltd.	16	0.01%		2	2	2
Hyundai Tech Co., Ltd.	28	0.69%		10	10	10
Daeil Co., Ltd.	301	0.42%		15	2	2
Daehyeon Recycle Co., Ltd.	59	0.61%		12	12	12
Metal Link Inc. Co., Ltd.	709	0.17%		35	4	4
Pipetec Korea Co., Ltd.	50	0.07%		10	1	1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2023 are as follows, continued:

	2023
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
SungJin Tech Co., Ltd.	803	1.20%	￦	24	8	8
Yujin E&C Co., Ltd.	29	0.18%		6	—	—
Daishin Logistics Co., Ltd.	13	0.09%		1	1	1
JinSung Engineering Co., Ltd.	18	0.30%		18	18	18
Yongho Industry Co., Ltd.	157	0.22%		32	1	1
Wow tech Co., Ltd.	369	0.75%		11	11	11
World Power Tech Co., Ltd.	16	0.28%		24	24	24
PBM Auto Co., Ltd.	1,001	1.06%		10	10	10
K2 Motors Co., Ltd.	54	0.28%		1	1	1
CL Tech Co., Ltd.	801	2.25%		40	40	40
Mirae Industry Co., Ltd.	39	0.04%		6	6	6
Gentak Korea Co., Ltd.	301	0.31%		8	8	8
Sungjin Chemical Co., Ltd.	118	0.36%		4	4	4
LMAT Co., Ltd.	198	0.04%		20	20	20
Poong Lim Industrial Co., Ltd.	25	0.00%		38	38	38
Dae Sung GeoTech Co., Ltd.	631	1.28%		32	32	32
Saeheemang Co., Ltd.	756	0.60%		15	15	15
Vornech Co., Ltd.	431	0.37%		11	2	2
Woojin Formtech Co., Ltd.	76	0.08%		8	1	1
Korea Engineer Manufacturing Co., Ltd.	114	0.26%		6	1	1
Sinwa J&K Co., Ltd.	476	0.28%		5	5	5
Owon E&G Co., Ltd.	132	0.20%		4	4	4
Guseong Co., Ltd.	141	0.20%		3	3	3
Irefarm Co., Ltd.	45	0.30%		3	3	3
Haenarae Agricultural Corp.	15	0.03%		2	2	2
DECO&E Co., Ltd.	1,261	0.00%		2	2	2
Design Beyond Co., Ltd.	17	0.19%		2	2	2
LBK Co., Ltd.	8	0.05%		1	1	1
Duckwon industrial Co., Ltd.	32	0.43%		13	13	13
ASPT Co., Ltd.	64	0.82%		19	19	19
SIMA Co., Ltd.	29	0.05%		3	3	3
Jingkang Resources Co., Ltd.	90	1.57%		13	13	13
Eslin Co., Ltd.	39	0.14%		8	8	8
CIC Tech Co., Ltd.	96	0.54%		10	10	10
Orano Expansion	5,742,405	4.72%		—	—	—
Fourever Co., Ltd.	44	0.10%		4	4	4
Myungil Metal Co., Ltd.	80	0.10%		4	4	4
Daeshin ECM Co., Ltd.	182	0.30%		9	9	9
Greencarbon Co., Ltd.	79	0.06%		1	1	1
Sunkoo Co., Ltd.	4	0.10%		2	2	2
Jians Construction Co., Ltd.	45	0.01%		2	4	4
DH trading Co., Ltd.	891	0.04%		178	—	—
Sangsin Co., Ltd.	29	0.09%		15	15	15
Steel focus Co., Ltd.	154	0.20%		4	4	4
Kamada Korea Co., Ltd.	437	0.33%		22	22	22
Fosys Co., Ltd.	19	0.08%		4	4	4
GB precision Co., Ltd.	137	0.57%		1	1	1
Ewon Art Co., Ltd.	185	0.61%		9	9	9
DI Tech Co., Ltd.	3	0.00%		—	—	—
Hans AD Co., Ltd.	33	0.35%		2	2	2
Chaegim Environment Development Co., Ltd.	158	0.01%		3	3	3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2023 are as follows, continued:

	2023
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Daesung Stain Co., Ltd.	32	0.32%	￦	2	2	2
YSM Co., Ltd.	281	2.07%		14	14	14
U&I Co., Ltd.	50	0.22%		5	5	5
World One Co., Ltd.	401	0.58%		10	10	10
Yewon Co., Ltd.	24	0.02%		1	—	—
TSNT Co., Ltd.	119	0.00%		24	24	24
Shinsung Tech Co., Ltd.	314	0.01%		16	16	16
Loft Garden Co., Ltd.	1	0.04%		—	—	—
Handon Co., Ltd.	74	0.25%		11	11	11
GH Tech Co., Ltd.	82	0.22%		3	3	3
Daeo Co., Ltd.	13	0.23%		4	4	4
Bokwang Co., Ltd.	76	0.00%		15	15	15
Samkum Industry Co., Ltd.	201	0.48%		40	40	40
Dyntex Korea Co., Ltd.	75	0.28%		15	15	15
Mirae Engineering Co., Ltd.	66	0.15%		1	1	1
Ilshin Tech Co., Ltd.	36	0.00%		7	7	7
Sukwon Co., Ltd.	2,885	0.59%		29	29	29
Hae-sung Metal Co., Ltd.	159	0.17%		3	3	3
White&Clean Foods Co., Ltd.	330	0.00%		3	3	3
Michang Cable Co., Ltd.	1,096	0.13%		16	16	16
G.M Foods Co., Ltd.	57	0.16%		9	9	9
Wecan Global Inc. Co., Ltd.	165	0.08%		8	8	8
Daeju Steel Co., Ltd.	11	0.20%		1	1	1
Hyundai Glass Co., Ltd.	860	0.83%		43	43	43
MEC Co., Ltd.	16,468	1.17%		41	41	41
Daeyeoneco Co., Ltd.	151	0.00%		15	15	15
Hyesung Cable&Communication Inc.	762	0.39%		38	38	38
Sangjin Co., Ltd.	428	0.35%		21	21	21
Topis Co., Ltd.	246	0.71%		14	14	14
Iksan-guwon Co., Ltd.	563	0.00%		11	11	11
Korea Remicon Co., Ltd.	36	0.03%		5	5	5
New Tech Co., Ltd.	23	0.15%		2	2	2
Segeon Co., Ltd.	124	0.00%		4	4	4
MS Tech Co., Ltd.	9	0.15%		1	1	1
J.I Steel Co., Ltd.	21	0.00%		2	2	2
HNT Co., Ltd.	172	0.00%		9	9	9
Taejin Co., Ltd.	27	0.08%		3	3	3
Macroad Co., Ltd.	953	0.17%		10	10	10
Woongjin Energy Co., Ltd.	94	0.00%		9	9	9
Common Computer Co., Ltd.	3,856	1.64%		1,000	1,154	1,154
Fine Powerex Co., Ltd.	72,633	4.58%		1,500	1,772	1,772
Eunsung Industrial Co., Ltd.	3	0.03%		1	1	1
KPE Co., Ltd.	51	0.19%		13	13	13
Dongbangfarms Co., Ltd.	904	0.55%		41	5	5
Sungdo Pack Co., Ltd.	15	0.06%		1	1	1
Coffeenie Co., Ltd.	2	0.00%		1	1	1
Medi Pharma Plan Co., Ltd.	1,075	0.26%		108	8	8
Woori Ascon Co., Ltd.	25	0.34%		10	10	10
Dong Shin Hydraulies Co., Ltd.	9,460	0.14%		47	47	47
Cheonwoo E.P.S Co., Ltd.	371	1.10%		19	19	19

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2023 are as follows, continued:

	2023
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Koa Tech Co., Ltd.	1,244	0.77%	￦	12	12	12
SKE Cable Co., Ltd.	120	0.08%		6	6	6
Hi Korea Co., Ltd.	1,845	1.94%		185	185	185
Daeheung Engineering Co., Ltd.	65	0.01%		1	1	1
Etapol Co., Ltd.	1,361	0.54%		41	41	41
Yoongwon Korea Co., Ltd. (formerly, Yoongwon International Co., Ltd.)	157	1.47%		31	31	31
Avoh Ceramic&Bath Co., Ltd.	173	0.14%		3	3	3
Dongyang R.P.F. Industrial Co., Ltd.	59	0.03%		2	2	2
Yuil Engineering Co., Ltd.	14	0.03%		1	1	1
Taesan Co., Ltd.	146	0.69%		35	35	35
Seokjin E&T Co., Ltd.	81	0.06%		8	8	8
Agencore Co., Ltd.	175,779	8.32%		2,200	2,200	2,200
SamHong Machinery. EMC Co., Ltd.	476,192	8.98%		5,000	5,000	5,000
Thermo Tec Co., Ltd.	446	0.03%		4	4	4
DaeYang Hydro Co., Ltd.	6	0.02%		1	1	1
SangMoo Steel Co., Ltd.	24	0.04%		2	2	2
Jungin Distribution Co., Ltd.	17	0.00%		3	3	3
TheSun Co., Ltd.	77	0.06%		1	1	1
Daewoong and Technology Co., Ltd.	423	1.14%		42	42	42
ChoungHwa Precise Co., Ltd.	428	0.08%		43	4	4
Snopa Co., Ltd.	458	0.01%		5	5	5
Aloha Factory Co., Ltd.	2,970	3.70%		1,000	739	739
Dailyshot Co., Ltd.	1,695	1.85%		1,001	1,001	1,001
Samhyup Co., Ltd.	376	0.91%		38	38	38
Gogang Aluminum Co., Ltd.	828	1.52%		41	41	41
Taekwang Paper Board Co., Ltd.	133	0.49%		23	23	23
NY Tech Co., Ltd.	33	0.15%		2	2	2
Dongbang Metal Co., Ltd.	1,985	0.32%		20	20	20
Samwang Co., Ltd.	170	0.25%		17	17	17
Yurim CNF Co., Ltd.	15	0.23%		2	2	2
Guseul Co., Ltd.	89	0.23%		9	9	9
Gaone International Co., Ltd.	54	0.29%		14	14	14
Dongyang Pratech Co., Ltd.	265	1.21%		29	29	29
Samjin Placo Co., Ltd.	661	0.52%		33	33	33
MS Steel Industrial Co., Ltd.	167	0.40%		8	8	8
STS Global Co., Ltd.	9	0.04%		1	1	1
Y Tech Co., Ltd.	855	0.65%		34	34	34
J&J Tech Co.	14	0.22%		1	1	1
Shield Board Co., Ltd.	165	0.15%		3	3	3
SFC International Co., Ltd.	11	0.01%		1	1	1
Hana ITM Inc.	8,443	0.70%		84	84	84
Jeuvis Co., Ltd.	191	0.30%		2	2	2
JBM Co., Ltd.	662	0.34%		20	20	20
Jungwoo Metal Solution Co., Ltd.	27	0.08%		2	2	2
MS Precision Co., Ltd.	220	0.16%		22	22	22
YM Tech Co., Ltd.	2	0.01%		1	1	1
C&C ENG Co., Ltd.	439	1.59%		22	22	22
Daejoo E&G Co., Ltd.	133	0.00%		27	27	27
Taeyoung Precision Co., Ltd.	31	0.22%		1	1	1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2023 are as follows, continued:

	2023
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Shin Heung Precision Co., Ltd.	93	4.63%	￦	4	4	4
TaeGwang P&C Co., Ltd.	530	0.90%		13	13	13
KyeongGwang Tech Co., Ltd.	244	1.04%		7	7	7
Altron Jeonju Co., Ltd.	34,846	1.34%		697	5	5
SKD Korea Co., Ltd.	40	0.28%		20	20	20
Moohan Enterprise Co., Ltd.	63	0.12%		3	3	3
Value Invest Korea Co., Ltd.	8	0.00%		2	2	2
Beomju Co., Ltd.	1,037	0.60%		42	42	42
C&A Industries Co., Ltd.	42,062	0.26%		21	21	21
Vehicle System Co., Ltd.	225	0.19%		23	23	23
CH Solution Co., Ltd.	1,456	0.16%		4	4	4
HNT Co., Ltd.	8,567	0.09%		9	9	9
Sunquen Co., Ltd.	4	0.01%		—	—	—
Hapdong Co., Ltd.	7,096	1.08%		106	106	106
Shabath Co., Ltd.	48	0.04%		6	6	6
Woori Elec Co., Ltd.	102	0.17%		5	5	5
Dong-Yang Special Casting Co., Ltd.	1,027	0.41%		21	21	21
DYC Co., Ltd.	638	1.73%		96	96	96
Haegang Industry Co., Ltd.	1,687	1.13%		25	25	25
Daone Co., Ltd.	860	0.23%		9	9	9
Yeowoon Co., Ltd.	3	0.00%		—	—	—
Evertrue Co., Ltd.	15	0.00%		—	—	—
Black Materials Co., Ltd.	37,038	8.31%		500	500	500
K Shipbuilding Co., Ltd.	8,622	0.25%		1,078	1,078	1,078
Seohan Food Co., Ltd.	83	0.19%		2	2	2
Andong Trading Corporation Co., Ltd.	42	0.00%		2	2	2
RMK Co., Ltd.	63	0.90%		22	22	22
Shinjin International Corporation Co., Ltd.	4	0.01%		1	1	1
Asan Wood	6,391	1.03%		64	64	64
Seil Textile Co., Ltd.	16	0.15%		3	3	3
JSL Co., Ltd.	51	0.49%		3	3	3
3i Powergen Inc.	—	15.00%		1,482	—	—
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Mediquitous Co., Ltd.	5,080	0.64%		1,250	1,250	1,250
Monit Co., Ltd.	166,667	14.29%		1,000	1,000	1,000
Enersys Co., Ltd.	9,763	19.62%		2,050	2,050	2,050
Kalman Co., Ltd.	23,172	10.02%		1,000	1,000	1,000
HiMet Corporation Co., Ltd.	1,754,386	13.93%		5,000	5,000	5,000
Wonil Image Maker Inc.	16	0.04%		—	—	—
Ohbaksa.com Co., Ltd.	52	0.23%		3	3	3
Hanyang Electric Co., Ltd.	918	3.27%		92	92	92
Geumchang Synthetic Fiber Co., Ltd.	119	1.02%		12	12	12
Sung Min Fishery Co., Ltd.	371	0.09%		4	4	4
Dreamfact Co., Ltd.	77	0.10%		3	3	3
Donyworld Co., Ltd.	125	0.68%		10	10	10
Dongsuh Companies Inc.	18	0.23%		2	2	2
Dondodam Co., Ltd.	262	0.34%		13	13	13
Vision Food Co., Ltd.	1,732	1.00%		86	86	86
Aone Metal Co., Ltd.	156	0.89%		16	16	16
Ecoplus Co., Ltd.	2,786	0.91%		3	3	3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2022 and 2023 are as follows, continued:

	2023
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Libechen Co., Ltd.	151	0.13%	￦	8	8	8
Hongin Co., Ltd.	18	0.03%		5	5	5
Bolim Co., Ltd.	37	0.10%		5	5	5
Neo Life Co., Ltd.	19	0.04%		—	—	—
Daehong Industry Co., Ltd.	1,152	1.01%		85	85	85
T-Eng Co., Ltd.	123	1.05%		25	25	25
Badanuri	8	0.10%		2	2	2
Daeyoung Co., Ltd.	178	0.56%		63	63	63
Ki Soo Precision Co., Ltd.	325	0.44%		98	98	98
DNGV	5,516	0.14%		11	11	11
BJ Korea	446	0.81%		40	40	40
R&S Co., Ltd.	291	0.61%		4	4	4
Daekyoung Co., Ltd.	85	0.66%		17	17	17
Gunsan Bio Energy Co., Ltd. (*4)	200,000	18.87%		1,000	—	—

				295,627	212,762	212,762

Debt securities (*1)
Aron Flying Ship Co., Ltd.	—	—		491	547	547
Ino Platech Co., Ltd.	—	—		1,080	1,080	1,080
Daebon Tech Co., Ltd.	—	—		3,000	3,000	3,000

				4,571	4,627	4,627

			￦	625,418	502,443	502,443

(*1)	The Company used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.

(*2)
The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2023.

(*3)
The shares were acquired through a debt-to-equity conversion during the year ended December 31, 2023, in accordance with the corporate rehabilitation procedures of BDI Co., Ltd. Since the Company has no capacity to exercise significant influence until the rehabilitation procedures are complete, the Company has classified the investment as financial assets measured at fair value through other comprehensive income.

(*4)
The investee declared bankruptcy during the year ended December 31, 2023. The Company has no capacity to exercise significant influence on the investee due to the receivership of the investee by a trustee in bankruptcy, so the investment was reclassified as financial assets measured at fair value through other comprehensive income.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

11.	Financial Assets at Amortized Cost
Financial assets at amortized cost as of December 31, 2022 and 2023 are as follows:

		2022
		Financial assets at amortized cost	Book value

		In millions of won
Government bonds	￦	1,920	1,920
Others		25,078	25,078

	￦	26,998	26,998

Current	￦	16,762	16,762
Non-current		10,236	10,236

		2023
		Financial assets at amortized cost	Book value

		In millions of won
Government bonds	￦	1,528	1,528
Others		37,315	37,315

	￦	38,843	38,843

Current	￦	28,905	28,905
Non-current		9,938	9,938

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

12.	Derivatives

(1)	Derivatives as of December 31, 2022 and 2023 are as follows:

		2022		2023
		Current	Non-current	Current	Non-current

		In millions of won
Derivative assets
Currency forward	￦	648	17,432	18,019	—
Currency swap		236,470	589,300	274,782	527,701
—Trading		102,080	410,540	196,013	347,689
—Hedging		134,390	178,760	78,769	180,012
Interest rate swap		52,485	81,188	12,124	129,570
—Trading		52,485	81,188	12,124	129,570
—Hedging		—	—	—	—
Others (*2, 3)		—	40,501	2,807	35,391

	￦	289,603	728,421	307,732	692,662

Derivative liabilities
Currency forward	￦	32,660	—	4,755	—
Currency swap		6,319	328,995	6,867	287,824
—Trading		6,319	302,415	6,867	264,260
—Hedging		—	26,580	—	23,564
Interest rate swap		—	2,735	—	48,238
—Trading		—	2,735	—	48,238
—Hedging		—	—	—	—
Others (*1,2)		6,015	56,027	6,757	97,793

	￦	44,994	387,757	18,379	433,855

(*1)
In relation to the agreement to purchase hybrid securities issued by Samcheok Eco Materials Co., Ltd., an associate of the Company, the Company has recognized as other derivative liabilities the fair value of ￦18,752 million for its performance obligation to the underwriter of the bonds. In addition, the Company has granted stock option to Chester Solar IV SpA, a joint venture of the Company, and 4 other third party investors, and recorded the related fair value of

￦
5,986
million (prior year : ￦6,197 million) as other derivative liabilities.

(*2)
The Company recorded the fair value of derivatives in accordance with the shareholders’ agreement of its associate, Hyundai Green Power Co., Ltd., as other derivatives. In addition, the fair value of the derivatives regarding the power sales agreement of its subsidiary, Elara Energy Project, LLC, were recorded as other derivatives.

(*3)	The Company recorded the fair value of derivatives regarding the Power Purchase Agreement (“PPA”) of its subsidiary Columboola Solar Farm Hold Co Pty., Ltd. as other derivatives.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2023 are as follows:

Counterparty	Contract date	Maturity date		Contract amounts			Contract exchange rate (in won)
				Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
JP Morgan	2023.12.08	2024.01.05	~~W~~	41,535	EUR 29,419	~~W~~	1,411.83
JP Morgan	2023.12.13	2024.01.03		13,131	USD 10,000		1,313.10
Busan Bank	2023.12.14	2024.01.05		18,126	USD 14,000		1,294.70
Woori Bank	2023.12.14	2024.01.09		18,092	USD 14,000		1,292.30
Standard Chartered	2023.12.18	2024.01.11		6,480	USD 5,000		1,295.90
Korea Development Bank	2023.12.20	2024.01.15		10,383	USD 8,000		1,297.90
Shinhan Bank	2023.12.20	2024.01.17		9,074	USD 7,000		1,296.40
JP Morgan	2023.12.21	2024.01.19		16,929	USD 13,000		1,302.20
Hana Bank	2023.12.21	2024.01.12		14,329	USD 11,000		1,302.60
Kookmin Bank	2023.12.21	2024.01.23		14,324	USD 11,000		1,302.20
Mizuho Bank	2023.12.22	2024.01.25		10,382	USD 8,000		1,297.70
Standard Chartered	2023.12.26	2024.01.26		10,382	USD 8,000		1,297.70
Nonghyup Bank	2023.12.28	2024.01.29		6,446	USD 5,000		1,289.20
Morgan Stanley	2023.12.28	2024.01.31		14,159	USD 11,000		1,287.20
Busan Bank	2023.12.28	2024.02.02		10,296	USD 8,000		1,287.00
Woori Bank	2023.12.28	2024.02.05		10,298	USD 8,000		1,287.20
MUFG	2023.11.23	2024.02.05		10,348	USD 8,000		1,293.50
Nonghyup Bank	2023.11.30	2024.01.23		5,147	USD 4,000		1,286.75
MUFG	2023.11.30	2024.01.23		5,147	USD 4,000		1,286.65
JP Morgan	2023.11.30	2024.02.22		11,561	USD 9,000		1,284.60
Morgan Stanley	2023.12.01	2024.01.23		5,199	USD 4,000		1,299.85
Korea Development Bank	2023.12.01	2024.01.15		14,303	USD 11,000		1,300.30
Mizuho Bank	2023.12.01	2024.02.14		10,386	USD 8,000		1,298.25
JP Morgan	2023.12.04	2024.02.14		6,485	USD 5,000		1,296.90
Nonghyup Bank	2023.12.06	2024.02.14		5,231	USD 4,000		1,307.75
MUFG	2023.12.13	2024.02.06		19,700	USD 15,000		1,313.30
JP Morgan	2023.12.13	2024.02.06		17,072	USD 13,000		1,313.20
Mizuho Bank	2023.12.15	2024.02.06		12,916	USD 10,000		1,291.55
Korea Development Bank	2023.12.15	2024.02.14		11,617	USD 9,000		1,290.80
Busan Bank	2023.12.20	2024.02.26		5,183	USD 4,000		1,295.80
SMBC	2023.12.20	2024.03.13		19,416	USD 15,000		1,294.43
Nonghyup Bank	2023.12.21	2024.01.05		26,065	USD 20,000		1,303.25
JP Morgan	2023.12.21	2024.01.05		26,064	USD 20,000		1,303.20
MUFG	2023.12.21	2024.01.05		27,365	USD 21,000		1,303.10
Hana Bank	2023.12.28	2024.01.15		18,041	USD 14,000		1,288.65
Mizuho Bank	2023.12.28	2024.02.26		32,146	USD 25,000		1,285.85
JP Morgan	2023.12.28	2024.03.26		8,984	USD 7,000		1,283.40
Woori Bank	2023.11.30	2024.01.03		6,440	USD 5,000		1,287.95
Nonghyup Bank	2023.11.30	2024.01.03		4,119	USD 3,200		1,287.15
Woori Bank	2023.12.20	2024.01.22		6,487	USD 5,000		1,297.30
Woori Bank	2023.12.27	2024.01.29		6,466	USD 5,000		1,292.20
Mizuho Bank	2023.12.28	2024.02.02		6,446	USD 5,000		1,289.25
Nonghyup Bank	2023.12.28	2024.02.02		12,882	USD 10,000		1,288.20
HSBC	2020.10.19	2024.10.29		140,913	USD 125,000		1,127.30
JP Morgan	2023.12.08	2024.01.05		6,541	USD 5,000		1,308.20

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2023 are as follows, continued:

Counterparty	Contract date	Maturity date		Contract amounts			Contract exchange rate (in won)
				Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Busan Bank	2023.12.12	2024.01.23	￦	19,686	USD 15,000	￦	1,312.40
Shinhan Bank	2023.12.14	2024.01.23		10,338	USD 8,000		1,292.19
Korea Citi Bank	2023.12.15	2024.01.15		6,467	USD 5,000		1,293.45
Nonghyup Bank	2023.12.18	2024.01.15		11,668	USD 9,000		1,296.45
Hana Bank	2023.12.27	2024.01.26		6,459	USD 5,000		1,291.89
Hana Bank	2023.12.27	2024.01.26		6,457	USD 5,000		1,291.39
JP Morgan	2023.11.02	2024.01.26		8,406	USD 6,286		1,337.20
HSBC	2023.11.27	2024.03.08		6,482	USD 5,000		1,296.30
HSBC	2023.11.27	2024.03.08		6,476	USD 5,000		1,295.20
Shinhan Bank	2023.12.08	2024.03.08		13,034	USD 10,000		1,303.38
Shinhan Bank	2023.12.15	2024.03.08		3,865	USD 3,000		1,288.22
Shinhan Bank	2023.12.28	2024.04.23		2,160	USD 1,684		1,282.40
Woori Bank	2023.12.28	2024.04.23		10,253	USD 8,000		1,281.65

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of December 31, 2023 are as follows :

	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won, USD)
Counterparty			Pay	Receive	Pay	Receive

	In millions of won and thousands of foreign currencies except contract exchange rate information
Standard Chartered	2014~2029	￦	102,470	USD 100,000	3.14%	3.57%	￦	1,024.70
Societe Generale	2014~2024		105,017	USD 100,000	4.92%	5.13%		1,050.17
Hana Bank	2015~2024		107,970	USD 100,000	4.75%	5.13%		1,079.70
Credit Agricole	2015~2024		94,219	USD 86,920	4.85%	5.13%		1,083.97
Woori Bank	2019~2027		21,708	USD 19,417	5.04%	6.75%		1,118.00
Woori Bank	2019~2024		296,000	USD 250,000	1.21%	2.50%		1,184.00
Korea Development Bank	2019~2024		177,600	USD 150,000	1.24%	2.50%		1,184.00
Hana Bank	2019~2024		118,400	USD 100,000	1.24%	2.50%		1,184.00
Woori Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Korea Development Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2025		120,660	USD 100,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2026		76,355	USD 70,445	5.83%	6.00%		1,083.90
Woori Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Korea Development Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2022~2025		385,800	USD 300,000	3.11%	3.63%		1,286.00
Woori Bank	2022~2025		257,200	USD 200,000	3.12%	3.63%		1,286.00
JP Morgan	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Woori Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Kookmin Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Korea Development Bank	2022~2026		283,820	USD 200,000	4.67%	5.38%		1,419.10
Hana Bank	2022~2026		141,910	USD 100,000	4.68%	5.38%		1,419.10
JP Morgan	2022~2026		141,910	USD 100,000	4.69%	5.38%		1,419.10
Woori Bank	2022~2026		141,910	USD 100,000	4.68%	5.38%		1,419.10
Korea Development Bank	2022~2028		283,820	USD 200,000	5.12%	5.50%		1,419.10
Woori Bank	2022~2028		141,910	USD 100,000	5.13%	5.50%		1,419.10
Hana Bank	2023~2026		256,000	USD 200,000	3.97%	5.38%		1,280.00
Shinhan Bank	2023~2026		192,000	USD 150,000	3.99%	5.38%		1,280.00
Kookmin Bank	2023~2026		128,000	USD 100,000	4.03%	5.38%		1,280.00
Korea Development Bank	2023~2026		256,000	USD 200,000	4.04%	5.38%		1,280.00
Bank of America	2023~2026		128,000	USD 100,000	4.04%	5.38%		1,280.00
Standard Chartered	2023~2026		128,000	USD 100,000	4.04%	5.38%		1,280.00
Woori Bank	2023~2026		192,000	USD 150,000	4.05%	5.38%		1,280.00
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD 100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD 850,000	2.66%	3.35%		135.75
Korea Citi Bank	2019~2024		239,956	CHF 200,000	1.44%	0.00%		1,199.78
Korea Development Bank	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
Woori Bank	2021~2026		222,800	USD 200,000	0.93%	1.25%		1,114.00

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of December 31, 2023 are as follows, continued:

	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won, USD)
Counterparty			Pay	Receive	Pay	Receive

	In millions of won and thousands of foreign currencies except contract exchange rate information
Shinhan Bank	2021~2026	￦	111,400	USD 100,000	0.92%	1.25%	￦	1,114.00
Korea Development Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
Nonghyup Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
Woori Bank	2022~2027		262,000	USD 200,000	3.62%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2027		131,000	USD 100,000	3.63%	4.25%		1,310.00
Kookmin Bank	2022~2027		131,000	USD 100,000	3.62%	4.25%		1,310.00
Hana Bank	2022~2027		131,000	USD 100,000	3.61%	4.25%		1,310.00
Korea Development Bank	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2032		349,829	HKD 1,935,000	4.87%	5.16%		180.79
JP Morgan	2022~2032		75,194	HKD 415,000	5.00%	5.16%		181.19
Export-Import Bank of Korea	2023~2030		172,982	HKD 1,037,000	4.25%	4.51%		166.81
HSBC	2019~2024		USD 205,500	AUD 300,000	3M SOFR+1.04%	3M BBSW+0.97%		USD 0.69

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes
to
the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of December 31, 2023 are as follows:

	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won)
Counterparty			Pay	Receive	Pay	Receive

	In millions of won and thousands of foreign currencies except contract exchange rate information
Kookmin Bank	2020~2025	￦	118,780	USD 100,000	1.29%	2.13%	￦	1,187.80
Shinhan Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Hana Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Korea Development Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Hana Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Woori Bank	2020~2026		118,910	USD 100,000	0.62%	1.00%		1,189.10
Nomura	2017~2037		52,457	EUR 40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK 450,000	2.62%	2.36%		132.05
Kookmin Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Hana Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
Woori Bank	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
JP Morgan	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
BNP Paribas	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Kookmin Bank	2019~2024		111,841	CHF 100,000	1.78%	0.13%		1,118.41
Korea Development Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Woori Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Kookmin Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Woori Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Shinhan Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Hana Bank	2021~2026		55,150	USD 50,000	0.48%	0.75%		1,103.00
Shinhan Bank	2023~2026		132,930	USD 100,000	4.07%	5.38%		1,329.30
Nonghyup Bank	2023~2026		132,930	USD 100,000	4.05%	5.38%		1,329.30
Kookmin Bank	2023~2026		132,930	USD 100,000	4.07%	5.38%		1,329.30
Woori Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Hana Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Korea Development Bank	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80
JP Morgan	2022~2025		126,180	USD 100,000	2.80%	3.60%		1,261.80
Hana Bank	2022~2025		126,180	USD 100,000	2.80%	3.60%		1,261.80
Korea Development Bank	2022~2025		252,360	USD 200,000	2.83%	3.60%		1,261.80
Woori Bank	2022~2025		126,180	USD 100,000	2.85%	3.60%		1,261.80
Woori Bank	2023~2028		259,000	USD 200,000	3.83%	4.88%		1,295.00
Korea Development Bank	2023~2028		129,500	USD 100,000	3.85%	4.88%		1,295.00
Bank of America	2023~2028		64,750	USD 50,000	3.85%	4.88%		1,295.00

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of December 31, 2023 are as follows:

Counterparty	Contract year		Contract amount	Contract interest rate per annum
				Pay	Receive
	In millions of won and thousands of foreign currencies
Nomura (*1)	2018~2038	￦	30,000	3M CD+0.10%	3.75%
Hana Bank	2019~2024		200,000	1.87%	3M CD+0.13%
Shinhan Bank	2021~2025		100,000	2.32%	3M CD+0.43%
Hana Bank	2022~2027		200,000	3.02%	3M CD+0.61%
Hana Bank	2022~2027		200,000	3.04%	3M CD+0.58%
Hana Bank	2022~2027		250,000	3.38%	3M CD+0.59%
Nomura	2022~2027		200,000	3.55%	3M CD+0.60%
Shinhan Bank	2022~2027		150,000	3.53%	3M CD+0.55%
Hana Bank	2022~2027		200,000	3.70%	3M CD+0.59%
Nomura	2022~2027		300,000	3.89%	3M CD+0.67%
Hana Bank	2022~2027		200,000	3.93%	3M CD+0.67%
Nomura	2022~2027		200,000	3.80%	3M CD+0.68%
Nomura	2022~2027		300,000	4.04%	3M CD+0.60%
Hana Bank	2022~2027		100,000	4.68%	3M CD+1.04%
Hana Bank	2022~2027		100,000	5.45%	3M CD+1.20%
Shinhan Bank	2023~2028		200,000	4.27%	3M CD+0.76%
Shinhan Bank	2023~2028		50,000	4.27%	3M CD+0.76%
Nomura	2023~2028		250,000	4.13%	3M CD+0.73%
Hana Bank	2023~2028		200,000	3.74%	3M CD+0.51%
Hana Bank	2023~2028		100,000	4.19%	3M CD+0.50%
Shinhan Bank	2023~2028		300,000	3.81%	3M CD+0.70%
Hana Bank	2023~2028		200,000	3.95%	3M CD+0.50%
Nomura	2017~2032		52,457	2.55%+Floating rate	2.60%
Nomura	2017~2032		59,423	2.57%+Floating rate	2.62%
Nomura (*2)	2021~2041		30,000	1.84%	2.60%
Nomura (*3)	2021~2041		50,000	1.87%	2.38%
ANZ	2022~2025		AUD 865	0.48%	3.33%
DBS Bank	2022~2025		AUD 865	0.48%	3.33%
Societe Generale	2022~2025		AUD 865	0.48%	3.28%
MUFG	2022~2048		USD 155,941	SOFR(3M)	3.71%
Mizuho Bank	2022~2048		USD 155,941	SOFR(3M)	1.05%
Mizuho Bank	2022~2024		USD 112,194	SOFR(1M)	1.80%
Rabobank	2022~2036		USD 37,130	1.83%	SOFR(6M)
Mizuho Capital Markets LLC	2021~2045		USD 82,886	5.38%	1.14%

(*1)	Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.

(*2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT+ 0.35 % is applied thereafter.

(*3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT+0.35% is applied thereafter.

(6)	Interest rate swap contracts which are designated as hedging instruments as of December 31, 2023 are as follows:

Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay	Receive
		In thousands of USD
Export-Import Bank of Korea	2015~2031	USD 15,893	2.67%	6M USD Libor
ING Bank	2015~2031	USD 7,861	2.67%	6M USD Libor
BNP Paribas	2015~2031	USD 7,861	2.67%	6M USD Libor
BNP Paribas	2009~2027	USD 41,040	4.16%	6M USD Libor
KFW	2009~2027	USD 41,040	4.16%	6M USD Libor
Export-Import Bank of Korea	2016~2036	USD 60,977	3.00%	6M USD Libor

F-7
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

12.	Derivatives, Continued

(7)
Gain and loss on valuation and transaction of derivatives for the years ended December 31, 2021, 2022 and 2023 are as follows and included in finance income and expenses in the consolidated statements of comprehensive income
or
loss:

		Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)			Other comprehensive income (loss) (*)
		2021	2022	2023	2021	2022	2023	2021	2022	2023

		In millions of won
Currency forward	￦	33,066	(20,570)	510	33,032	(2,710)	34,216	—	—	—
Currency swap		787,264	155,937	269,795	61,353	234,195	38,282	(59,108)	(102,969)	(11,411)
- Trading		420,551	(77,618)	181,342	16,265	104,572	(1,244)	—	—	—
- Hedging		366,713	233,555	88,453	45,088	129,623	39,526	(59,108)	(102,969)	(11,411)
Interest rate swap		18,123	66,341	(16,377)	(10,303)	(6,800)	10,400	18,648	37,917	2,893
- Trading		18,123	66,341	(16,377)	(10,303)	(6,800)	10,400	—	—	—
- Hedging		—	—	—	—	—	—	18,648	37,917	2,893
Other derivatives		(15,459)	22,510	(19,729)	—	—	6,761	—	—	—

	￦	822,994	224,218	234,199	84,082	224,685	89,659	(40,460)	(65,052)	(8,518)

(*)
For the years ended December 31, 2021, 2022 and 2023, the net loss on valuation of derivatives applying cash flow hedge accounting of ￦15,778 million
,
 ￦24,415
million and ￦
3,654
million, net of tax, are included in other comprehensive loss, respectively.

13.	Other Financial Assets

(1)	Other financial assets as of December 31, 2022 and 2023 are as follows:

			2022		2023
			Current	Non-current	Current	Non-current
			In millions of won
Loans	￦		132,890	968,468	139,178	966,421
Less: Allowance for doubtful accounts			(13)	(54,824)	(10)	(80,783)
Less: Present value discount			(816)	(32,334)	(1,007)	(35,468)

			132,061	881,310	138,161	850,170

Long-term / short-term financial instruments			666,758	686,322	578,578	833,737

		￦	798,819	1,567,632	716,739	1,683,907

F-7
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

13.	Other Financial Assets, Continued

(2)	Loans as of December 31, 2022 and 2023 are as follows:

		2022
		Face value	Allowance for doubtful accounts	Present value discount	Carrying value
		In millions of won
Short-term loans
Loans for tuition	￦	30,261	—	(816)	29,445
Loans for housing		29,630	—	—	29,630
Other loans		72,999	(13)	—	72,986

		132,890	(13)	(816)	132,061

Long-term loans
Loans for tuition		436,131	(37,783)	(32,334)	366,014
Loans for housing		309,446	—	—	309,446
Loans for related parties		187,728	(17,041)	—	170,687
Other loans		35,163	—	—	35,163

		968,468	(54,824)	(32,334)	881,310

	￦	1,101,358	(54,837)	(33,150)	1,013,371

		2023
		Face value	Allowance for doubtful accounts	Present value discount	Carrying value
		In millions of won
Short-term loans
Loans for tuition	￦	30,497	—	(1,007)	29,490
Loans for housing		35,560	—	—	35,560
Other loans		73,121	(10)	—	73,111

		139,178	(10)	(1,007)	138,161

Long-term loans
Loans for tuition		419,684	(24,745)	(35,468)	359,471
Loans for housing		301,840	—	—	301,840
Loans for related parties		222,014	(43,640)	—	178,374
Other loans		22,883	(12,398)	—	10,485

		966,421	(80,783)	(35,468)	850,170

	￦	1,105,599	(80,793)	(36,475)	988,331

(3)	Changes in the allowance for doubtful accounts of loans for the years ended December 31, 2021, 2022 and 2023 are as follows:

		2021	2022	2023
		In millions of won
Beginning balance	￦	20,267	52,677	54,837
Bad debt expense		30,942	2,180	16,394
Other		1,468	(20)	9,562

Ending balance	￦	52,677	54,837	80,793

F-
79

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

13.	Other Financial Assets, Continued

(4)	Long-term and short-term financial instruments as of December 31, 2022 and 2023 are as follows:

		2022		2023
		Current	Non-current	Current	Non-current
		In millions of won
Time deposits	￦	428,813	130,570	363,286	145,336
CD		30,000	—	—	—
Others		207,945	555,752	215,292	688,401

	￦	666,758	686,322	578,578	833,737

14.	Inventories
Inventories as of December 31, 2022 and 2023 are as follows:

		2022
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	4,522,171	(1,350)	4,520,821
Merchandises		1,001	—	1,001
Work-in-progress		172,089	(75)	172,014
Finished goods		52,642	(57)	52,585
Supplies		2,814,377	—	2,814,377
Inventories-in-transit		2,356,444	—	2,356,444
Other inventories		13,490	—	13,490

	￦	9,932,214	(1,482)	9,930,732

		2023
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	4,624,638	(1,387)	4,623,251
Merchandises		335	—	335
Work-in-progress		187,304	—	187,304
Finished goods		97,272	(57)	97,215
Supplies		2,930,978	—	2,930,978
Inventories-in-transit		1,021,797	—	1,021,797
Other inventories		14,735	—	14,735

	￦	8,877,059	(1,444)	8,875,615

The reversal of the allowance for loss on inventory valuation deducted from the cost of sales for the years ended December 31, 2021, 2022 and 2023 amounts to

￦
11,422
million
,
￦
18,162
million and ￦9,974 million, respectively.
The amounts of loss from inventory valuation included in other gains or losses for the years ended December 31, 2021, 2022 and 2023 were ￦7,761 million
,
￦14,528
million and ￦9,936 million, respectively.

F-8
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

15.	Non-Financial Assets
Non-financial assets as of December 31, 2022 and 2023 are as follows:

		2022		2023
		Current	Non-current	Current	Non-current
		In millions of won
Advanced payments	￦	160,596	51,425	300,350	75,489
Prepaid expenses		366,532	153,830	440,079	214,022
Others (*)		1,217,741	103,879	368,892	60,659

	￦	1,744,869	309,134	1,109,321	350,170

(*)	Details of others as of December 31, 2022 and 2023 are as follows:

		2022		2023
		Current	Non-current	Current	Non-current
		In millions of won
Greenhouse gas emissions rights	￦	192,005	—	25,246	—
Other quick assets		1,025,736	103,879	343,646	60,659

	￦	1,217,741	103,879	368,892	60,659

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of December 31, 2022 and 2023 are as follows:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2022	2023
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Engineering and construction for utility plant and others	Korea	65.77%	51.00%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	Korea	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	Korea	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	Korea	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	Philippines	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	Philippines	51.00%	51.00%
KEPCO Lebanon SARL	Operation of utility plant	Lebanon	100.00%	—
KEPCO Neimenggu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	Singapore	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	Netherlands	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	Bahrain	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	Jordan	80.00%	80.00%
KHNP Canada Energy Ltd.	Holding company	Canada	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%

F-8
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2022 and 2023 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2022	2023
Korea Waterbury Uranium Limited Partnership	Resources development	Canada	80.00%	80.03%
KEPCO Holdings de Mexico	Holding company	Mexico	100.00%	100.00%
KST Electric Power Company, S.A.P.I. de C.V.	Construction and operation of utility plant	Mexico	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	Mexico	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	Netherlands	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	Indonesia	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	Indonesia	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	Philippines	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	Jordan	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	Canada	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	Barbados	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	Korea	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	Indonesia	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	Indonesia	99.96%	99.96%
KEPCO Netherlands J3 B.V.	Holding company	Netherlands	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Global One Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Mira Power Limited (*3)	Power generation	Pakistan	76.00%	76.00%
KOSEP Material Co., Ltd.	Recycling fly ashes	Korea	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*4)	RDF power generation	Korea	85.03%	85.03%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	Philippines	99.99%	99.99%
KOSPO Chile SpA	Holding company	Chile	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	Indonesia	95.00%	95.00%
Hee Mang Sunlight Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	Jordan	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	Korea	50.00%	100.00%
Chitose Solar Power Plant LLC	Power generation	Japan	65.00%	65.00%
KEPCO Energy Solution Co., Ltd.	Energy service	Korea	100.00%	100.00%
KEPCO Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
KOSPO Power Services Ltda.	Utility plant maintenance and others	Chile	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	Korea	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	Laos	100.00%	100.00%
KEPCO US Inc.	Holding company	USA	100.00%	—
KEPCO Mangilao Holdings LLC	Holding company	USA	100.00%	100.00%
Mangilao Investment LLC	Holding company	USA	80.06%	80.06%
KEPCO Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	Korea	79.03%	79.03%
PT. Siborpa Eco Power	Construction and operation of utility plant	Indonesia	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	Korea	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	Korea	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	Korea	80.65%	80.65%
BSK E-New Industry Fund X	Holding company	Korea	66.80%	66.80%
PT. Korea Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	Chile	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	Korea	60.00%	60.00%

F-8
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2022 and 2023 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2022	2023
KOEN Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
Nambu USA LLC	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	Korea	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	Korea	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	Korea	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Secutec Co., Ltd.	Security service	Korea	100.00%	100.00%
SE Green Energy Co., Ltd.	Power generation	Korea	84.80%	84.80%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOAK Power Limited	Hydro power facility maintenance	Pakistan	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
Haenanum Energy Fund	Holding company	Korea	99.64%	99.64%
Paju Ecoenergy Co., Ltd.	Power generation	Korea	89.00%	89.00%
Guam Ukudu Power LLC	Power generation	USA	100.00%	100.00%
K-SOLAR SHINAN Co., Ltd.	Power generation	Korea	90.00%	90.00%
KPS Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KEPCO E&C Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Moha solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
Ogiri Solar Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP USA LLC	Holding company	USA	100.00%	100.00%
KOMIPO Vanphong Power Service LLC	Utility plant maintenance and others	Vietnam	100.00%	100.00%
Energy Innovation Fund I	Holding company	Korea	71.91%	71.91%
KHNP Chile SpA	Holding company	Chile	100.00%	100.00%
Yeong Yang Apollon Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Corporation Co., Ltd.	Power generation	Korea	100.00%	100.00%
SolarVader Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Innovation Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Horus Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Solar Management Co., Ltd.	Power generation	Korea	100.00%	100.00%
LSG Hydro Power Limited	Holding company	Pakistan	99.80%	99.80%
KOEN Bio Co., Ltd.	Wood pellet utilization business	Korea	70.00%	70.00%
KOMIPO Energy Solution America, LLC	Holding company	USA	100.00%	100.00%
Elara Investment Holdings, LLC (*5)	Holding company	USA	0.10%	0.10%
Elara Equity Holdings, LLC	Holding company	USA	54.00%	54.00%
Elara Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
Elara Class B Member, LLC	Holding company	USA	100.00%	100.00%
Elara Development Holdings, LLC	Holding company	USA	100.00%	100.00%
KOMIPO Development, LLC	Holding company	USA	100.00%	100.00%
Elara Energy Holdings, LLC (*5)	Holding company	USA	43.94%	43.94%
Elara Energy Project, LLC	Power generation	USA	100.00%	100.00%
KOMIPO Iberian Solar Group, S.L.U.	Holding company	Spain	100.00%	100.00%
Jeongam Wind Power Co., Ltd.	Power generation	Korea	80.00%	80.00%
KOWEPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
CVS Equity Holdings, LLC	Holding company	USA	81.34%	81.34%
CVS Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development, LLC	Holding company	USA	100.00%	100.00%
CVS Class B Member, LLC	Holding company	USA	100.00%	100.00%
CVS Energy Holdings, LLC	Holding company	USA	70.79%	70.79%
Concho Valley Energy, LLC	Holding company	USA	100.00%	100.00%

F-8
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2022 and 2023 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2022	2023
Concho Valley Solar, LLC	Power generation	USA	100.00%	100.00%
Yeongdeok Sunrise Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP Spain, S.L.	Holding company	Spain	100.00%	—
UI Carbon-Neutrality Fund	Holding company	Korea	78.97%	78.97%
KA Power Limited	Power generation	Pakistan	100.00%	100.00%
Western Power Changgi Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
EWP Australia Pty., Ltd.	Holding company	Australia	100.00%	100.00%
Columboola Solar Farm Hold Co Pty., Ltd. (*3,6)	Holding company	Australia	74.04%	74.04%
Digital Innovation Growth Fund	Holding company	Korea	76.92%	76.92%
J Wind First, LLC (*7)	Company specializing in liquidization	Korea	—	—
KEPCO Holding Company	Holding company	Saudi Arabia	100.00%	100.00%
KEPCO for Power Company	Power generation	Saudi Arabia	60.00%	—
KEPCO for Maintenance Company	Utility plant maintenance and others	Saudi Arabia	100.00%	100.00%
KOSPO Trumbull LLC	Holding company	USA	100.00%	100.00%
Changjuk Wind Power Co., Ltd.	Power generation	Korea	73.00%	73.00%
Chile Solar JV SpA	Power generation	Chile	—	100.00%
KEPCO KPS South Africa Pty., Ltd.	Utility plant maintenance and others	Republic of South Africa	—	100.00%
KOWEPO Holding Limited	Holding company	United Arab Emirates	—	100.00%
Magna Energy New Industrial Fund	Holding company	Korea	—	82.00%
Columboola Solar Farm Nominees Pty., Ltd. (*3)	Power generation	Australia	—	100.00%
Columboola Solar Farm Op Trust (*3)	Power generation	Australia	—	100.00%
Columboola Solar Farm Fin Co Pty., Ltd. (*3)	Holding company	Australia	—	100.00%
EWP ESS Holdings, LLC	Holding company	USA	—	100.00%
Fairhaven ESS LLC	Holding company	USA	—	100.00%

(*1)	Considering treasury stocks, the effective ownership interest is 51.24%. The Company sold a portion of its stocks in the subsidiary (14.77%) during the year ended December 31, 2023.

(*2)
The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Company obtained the majority of the voting power under the shareholders’ agreement.

(*3)
As of December 31, 2023, the annual reporting period of all subsidiaries ends on December 31, except for
Mira Power Limited, Columboola Solar Farm Hold Co Pty., Ltd., Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust and Columboola Solar Farm Fin Co Pty., Ltd.

(*4)
The Company guarantees a certain return on investments in Commerce and Industry Energy Co., Ltd. for the financial investors holding such investments. The financial investors have a right to claim the Company to sell its shares in the entity, which can be exercised 36 months after the date of acquisition. Accordingly, the purchase price including the return on investment is classified as a borrowing.

(*5)
The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Company has control over the board of directors under the shareholders' agreement.

(*6)	Excluding preferred stocks, the percentage of ownership with voting rights is 100%.

(*7)
Although the Company does not hold a stake as of December 31, 2023, considering the purpose and design of the structured entity, the Company is exposed to volatility in the profits of the structured entity. In addition, Company has the ability to direct activities that can most significantly affect the operations of the structured entity, so it has been determined that the Company has control over the entity.

F-8
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

16.	Consolidated Subsidiaries, Continued

(2)	Subsidiaries newly included in and excluded from consolidation for the year ended December 31, 2023 are as follows:
Subsidiaries included in consolidation during the year ended December 31, 2023.

Subsidiaries	Reason
Chile Solar JV SpA	Change in the scope of consolidation
KEPCO KPS South Africa Pty., Ltd.	New investment
KOWEPO Holding Limited	New investment
Magna Energy New Industrial Fund	New investment
Columboola Solar Farm Nominees Pty., Ltd.	New investment
Columboola Solar Farm Op Trust	New investment
Columboola Solar Farm Fin Co Pty., Ltd.	New investment
EWP ESS Holdings, LLC	New investment
Fairhaven ESS LLC	New investment
Subsidiaries excluded from consolidation during the year ended December 31, 2023.

Subsidiaries	Reason
KHNP Spain, S.L.	Liquidation
KEPCO for Power Company	Change in the scope of consolidation
KEPCO Lebanon SARL	Under liquidation process
KEPCO US Inc.	Liquidation

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2022 and 2023 are as follows:

2022
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	69,129,625	42,843,974	10,386,091	(16,382)
Korea South-East Power Co., Ltd.		13,855,071	7,410,881	8,972,991	71,662
Korea Midland Power Co., Ltd.		16,062,605	10,776,943	8,629,165	(58,173)
Korea Western Power Co., Ltd.		13,459,054	8,125,312	8,112,727	106,361
Korea Southern Power Co., Ltd.		14,011,354	8,296,983	9,304,362	(68,315)
Korea East-West Power Co., Ltd.		12,079,954	5,818,789	6,925,094	2,888
KEPCO Engineering & Construction Company, Inc.		815,533	272,119	505,291	17,954
KEPCO Plant Service & Engineering Co., Ltd.		1,555,453	344,702	1,425,913	97,881
KEPCO Nuclear Fuel Co., Ltd.		949,455	490,215	304,405	31,508
KEPCO KDN Co., Ltd.		734,439	166,272	739,453	42,584
KEPCO International HongKong Ltd.		128,784	—	—	(216)
KEPCO International Philippines Inc.		127,744	101	—	9,976
KEPCO Gansu International Ltd.		7,125	598	—	(22)
KEPCO Philippines Holdings Inc.		191,634	129	—	39,346
KEPCO Philippines Corporation		3,799	14	—	102
KEPCO Ilijan Corporation		231,132	3,642	23,263	16,455
KEPCO Lebanon SARL		1,890	10,482	—	20

F-8
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2022 and 2023 are as follows, continued:

2022
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
KEPCO Neimenggu International Ltd.	￦	269,582	3,917	—	9,938
KEPCO Shanxi International Ltd.		597,635	222,186	—	(11,312)
KOMIPO Global Pte Ltd.		388,071	1,817	—	58,030
KEPCO Netherlands B.V.		137,454	64	—	8,570
KEPCO Australia Pty., Ltd.		579	11	—	102
KOSEP Australia Pty., Ltd.		74,180	13,097	52,271	24,443
KOMIPO Australia Pty., Ltd.		81,216	10,327	52,272	23,368
KOWEPO Australia Pty., Ltd.		81,696	10,184	52,271	22,745
KOSPO Australia Pty., Ltd.		41,872	10,174	52,271	24,362
KEPCO Middle East Holding Company		116,731	102,054	—	(634)
Qatrana Electric Power Company		513,277	247,027	24,354	22,578
KHNP Canada Energy Ltd.		107,200	6,218	—	149
KEPCO Bylong Australia Pty., Ltd.		44,034	437,852	—	(45,880)
Korea Waterbury Uranium Limited Partnership		20,934	224	—	(116)
KEPCO Holdings de Mexico		728	1,974	—	(1,363)
KST Electric Power Company, S.A.P.I. de C.V.		653,830	528,315	232,893	23,122
KEPCO Energy Service Company		2,238	2,173	7,015	(211)
KEPCO Netherlands S3 B.V.		71,326	16,419	—	4,465
PT. KOMIPO Pembangkitan Jawa Bali		15,753	3,232	22,488	3,668
PT. Cirebon Power Service		2,316	784	9,602	355
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		22,854	6,964	45,009	7,657
EWP America Inc. (*1)		47,775	2,595	21,717	4,337
KNF Canada Energy Limited		2,116	34	—	(59)
EWP Barbados 1 SRL		395,067	901	3,230	34,260
Gyeonggi Green Energy Co., Ltd.		220,414	226,517	112,524	(26,004)
PT. Tanggamus Electric Power		227,638	163,106	3,781	5,778
Gyeongju Wind Power Co., Ltd.		98,513	55,579	24,888	9,711
KOMIPO America Inc. (*2)		571,200	317,903	34,059	(3,293)
PT. EWP Indonesia		93,390	5	—	4,100
KEPCO Netherlands J3 B.V.		135,213	63	—	19,396
Korea Offshore Wind Power Co., Ltd.		376,449	192,335	52,526	13,083
Global One Pioneer B.V.		135	41	—	(68)
Global Energy Pioneer B.V.		320	40	—	(64)
Mira Power Limited		416,750	310,529	57,135	12,394
KOSEP Material Co., Ltd.		3,985	662	4,589	775
Commerce and Industry Energy Co., Ltd.		79,172	32,147	31,068	(3,730)
KEPCO KPS Philippines Corp.		5,294	600	5,232	1,004
KOSPO Chile SpA		159,500	70,037	—	(2,811)
PT. KOWEPO Sumsel Operation And Maintenance Services		25	252	—	(94)
Hee Mang Sunlight Power Co., Ltd.		5,877	2,606	862	304
Fujeij Wind Power Company		213,113	163,690	—	16,564
KOSPO Youngnam Power Co., Ltd.		425,000	312,831	568,224	10,878
Chitose Solar Power Plant LLC		109,964	94,366	14,384	1,615
KEPCO Energy Solution Co., Ltd.		317,392	6,147	33,638	138
KEPCO Solar Co., Ltd.		243,221	25,405	24,778	9,305
KOSPO Power Services Ltda.		6,722	4,762	17,911	(358)
Energy New Industry Specialized Investment Private Investment Trust (*3)		451,762	4,338	24,725	7,093
KOEN Bylong Pty., Ltd.		11	119	—	(12)
KOMIPO Bylong Pty., Ltd.		11	122	—	(33)
KOWEPO Bylong Pty., Ltd.		8	94	—	(7)
KOSPO Bylong Pty., Ltd.		25	148	—	(17)

F-8
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2022 and 2023 are as follows, continued:

2022
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
EWP Bylong Pty., Ltd.	￦	8	54	—	1
KOWEPO Lao International		8,248	87	10,010	11,185
KEPCO US Inc.		91	—	—	(19,181)
KEPCO Mangilao Holdings LLC		112,948	40,558	21,743	21,166
Mangilao Investment LLC		258,674	4	—	(1)
KEPCO Mangilao Solar, LLC		240,736	373	8,870	(14,818)
Jeju Hanlim Offshore Wind Co., Ltd.		185,357	111,343	—	(3,546)
PT. Siborpa Eco Power		12,050	3	—	(39)
PT. Korea Energy Indonesia		1,675	80	1,937	(104)
KOLAT SpA		48,787	3,701	1,647	1,888
KEPCO California, LLC		46,151	4,768	596	(670)
KEPCO Mojave Holdings, LLC		95,550	75,846	—	(4,705)
Incheon Fuel Cell Co., Ltd.		268,063	242,176	107,193	(5,323)
KOEN Service Co., Ltd.		9,353	7,035	36,340	356
KOMIPO Service Co., Ltd.		6,597	4,503	35,031	905
KOWEPO Service Co., Ltd.		6,266	3,130	34,031	171
KOSPO Service Co., Ltd.		6,672	5,048	28,321	60
EWP Service Co., Ltd.		3,756	2,507	24,526	581
PT. KOMIPO Energy Indonesia		2,978	368	1,698	83
KNF partners Co., Ltd.		2,285	1,053	5,997	293
KOSPO USA Inc.		315,018	430	—	5,024
Nambu USA LLC		297,516	—	—	670
Tamra Offshore Wind Power Co., Ltd.		133,598	93,639	18,332	5,316
KEPCO MCS Co., Ltd.		114,316	52,241	363,627	8,468
KEPCO FMS Co., Ltd.		16,852	11,667	105,339	2,176
Firstkeepers Co., Ltd.		16,448	12,912	84,620	2,482
Secutec Co., Ltd.		12,578	9,209	69,383	690
SE Green Energy Co., Ltd.		149,189	114,241	49,873	1,304
Mangilao Intermediate Holdings LLC		236,266	116,426	—	(4,709)
KEPCO CSC Co., Ltd.		10,668	8,937	46,559	(2,134)
KOAK Power Limited		12,626	839	—	49
KOMIPO Europe B.V.		81,364	54	1,195	1,134
Haenanum Energy Fund		7,416	3	—	(48)
Paju Ecoenergy Co., Ltd.		61,930	3,066	20,718	1,290
Guam Ukudu Power LLC		293,422	323,292	—	(31,410)
K-SOLAR SHINAN Co., Ltd.		320,227	296,141	16,980	3,690
KPS Partners Co., Ltd.		3,619	2,007	12,417	487
KEPCO E&C Service Co., Ltd.		5,676	1,897	16,180	1,493
Moha solar Co., Ltd.		29,096	31,359	169	(1,137)
Ogiri Solar Power Co., Ltd.		1,033	23	—	(30)
KHNP USA LLC		1,290	97	1,127	392
KOMIPO Vanphong Power Service LLC		15,940	3,333	20,233	9,871
Energy Innovation Fund I		35,310	445	—	(961)
KHNP Chile SpA		5,547	4,147	—	(16)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,566	1,507	254	(82)
Yeong Yang Corporation Co., Ltd.		1,559	1,497	251	(91)
SolarVader Co., Ltd.		1,568	1,500	256	(78)
Yeong Yang Innovation Co., Ltd.		1,557	1,497	244	(91)
Yeong Yang Horus Photovoltaic Co., Ltd.		1,552	1,498	243	(93)
Yeong Yang Solar Management Co., Ltd.		1,573	1,500	262	(75)

F-8
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2022 and 2023 are as follows, continued:

2022
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
LSG Hydro Power Limited	￦	1,144	1,159	—	(18)
KOEN Bio Co., Ltd.		261	219	639	(150)
KOMIPO Iberian Solar Group, S.L.U.		78,094	65,012	—	(1,304)
Jeongam Wind Power Co., Ltd.		81,800	68,317	10,722	892
KOWEPO Europe B.V.		42,865	2,422	—	1,668
Yeongdeok Sunrise Wind Power Co., Ltd.		42,187	22,031	—	(328)
KHNP Spain, S.L.		3	—	—	(1)
KA Power Limited		3,937	418	—	442
Western Power Changgi Solar Co., Ltd.		48,770	44,647	3,447	(354)
EWP Australia Pty., Ltd.		51,105	—	—	15,203
Columboola Solar Farm Hold Co Pty., Ltd.		310,271	214,792	2,228	2,884
Digital Innovation Growth Fund		12,594	100	—	(363)
J Wind First, LLC		33,611	33,611	450	—
KEPCO Holding Company		3,273	17	—	(18)
KEPCO for Power Company		57,501	58,441	—	(960)
KEPCO for Maintenance Company		—	—	—	—
KOSPO Trumbull LLC		37	3	—	—
Changjuk Wind Power Co., Ltd.		29,208	3,137	9,027	3,503

(*1)	Financial information of EWP America Inc. includes that of two other subsidiaries, EWP Renewable Corporation, and California Power Holdings, LLC.

(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.

F-8
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2022 and 2023 are as follows, continued:

(*3)
Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of five other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, and UI Carbon-Neutrality Fund.

2023
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	70,535,018	45,660,916	10,798,378	151,638
Korea South-East Power Co., Ltd.		13,158,245	6,964,695	7,761,713	196,522
Korea Midland Power Co., Ltd.		15,309,205	10,368,698	7,611,821	(1,844)
Korea Western Power Co., Ltd.		12,710,246	7,648,441	6,915,233	126,519
Korea Southern Power Co., Ltd.		13,405,076	7,807,334	7,298,989	226,811
Korea East-West Power Co., Ltd.		11,683,112	5,626,034	5,571,885	139,013
KEPCO Engineering & Construction Company, Inc.		854,704	307,396	545,092	32,654
KEPCO Plant Service & Engineering Co., Ltd.		1,585,380	318,597	1,523,031	161,849
KEPCO Nuclear Fuel Co., Ltd.		1,101,960	622,157	284,066	43,533
KEPCO KDN Co., Ltd.		733,434	301,713	738,833	65,495
KEPCO International HongKong Ltd.		133,915	—	—	8,795
KEPCO International Philippines Inc.		72,830	—	—	4,891
KEPCO Gansu International Ltd.		7,226	608	—	(23)
KEPCO Philippines Holdings Inc.		180,592	96	—	8,802
KEPCO Philippines Corporation		2,607	—	—	127
KEPCO Ilijan Corporation		142,711	800	—	3,718
KEPCO Neimenggu International Ltd.		284,280	4,346	—	15,021
KEPCO Shanxi International Ltd.		707,447	329,539	—	(3,875)
KOMIPO Global Pte Ltd.		411,249	32,900	—	17,174
KEPCO Netherlands B.V.		141,088	45	—	3,856
KEPCO Australia Pty., Ltd.		749	34	—	131
KOSEP Australia Pty., Ltd.		79,308	7,990	29,675	10,665
KOMIPO Australia Pty., Ltd.		86,077	4,014	29,676	9,248
KOWEPO Australia Pty., Ltd.		86,074	3,571	29,675	9,001
KOSPO Australia Pty., Ltd.		32,828	3,923	29,675	10,329
KEPCO Middle East Holding Company		121,015	107,611	—	(1,548)
Qatrana Electric Power Company		491,627	208,707	26,779	20,949
KHNP Canada Energy Ltd.		155,242	12,379	—	392
KEPCO Bylong Australia Pty., Ltd.		44,557	465,231	—	(16,669)
Korea Waterbury Uranium Limited Partnership		20,772	44	—	(67)
KEPCO Holdings de Mexico		1,171	2,621	—	(121)
KST Electric Power Company, S.A.P.I. de C.V.		631,348	490,470	93,843	19,657
KEPCO Energy Service Company		2,028	716	10,193	251
KEPCO Netherlands S3 B.V.		70,613	16,710	—	1,769
PT. KOMIPO Pembangkitan Jawa Bali		17,303	3,929	23,639	1,579
PT. Cirebon Power Service		2,936	714	9,457	672
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		19,387	3,881	17,665	7,082
EWP America Inc. (*1)		46,954	4,032	14,549	895
KNF Canada Energy Limited		2,261	34	—	(56)
EWP Barbados 1 SRL		434,690	14,217	2,448	36,566
Gyeonggi Green Energy Co., Ltd.		180,176	214,822	80,630	(28,549)
PT. Tanggamus Electric Power		214,892	150,483	2,127	(2,230)
Gyeongju Wind Power Co., Ltd.		90,616	49,982	19,807	6,716
KOMIPO America Inc. (*2)		579,403	318,295	39,323	3,376
PT. EWP Indonesia		90,650	132	—	9,590
KEPCO Netherlands J3 B.V.		153,324	13,634	—	15,289
Korea Offshore Wind Power Co., Ltd.		334,444	143,827	40,313	6,497

F-
8
9

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2022 and 2023 are as follows, continued:

2023
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Global One Pioneer B.V.	￦	143	44	—	(85)
Global Energy Pioneer B.V.		336	44	—	(81)
Mira Power Limited		403,843	318,557	2,683	(1,590)
KOSEP Material Co., Ltd.		4,974	542	4,834	908
Commerce and Industry Energy Co., Ltd.		73,671	29,611	33,050	(2,901)
KEPCO KPS Philippines Corp.		5,775	884	4,608	97
KOSPO Chile SpA		166,643	75,619	—	—
PT. KOWEPO Sumsel Operation And Maintenance Services		26	260	—	—
Hee Mang Sunlight Power Co., Ltd.		5,877	2,403	689	202
Fujeij Wind Power Company		216,082	158,081	—	15,067
KOSPO Youngnam Power Co., Ltd.		360,026	255,761	410,173	(7,965)
Chitose Solar Power Plant LLC		98,911	84,228	14,447	2,059
KEPCO Energy Solution Co., Ltd.		322,529	15,367	14,151	5,384
KEPCO Solar Co., Ltd.		246,273	36,127	23,234	8,367
KOSPO Power Services Ltd.		6,976	7,086	17,634	(211)
Energy New Industry Specialized Investment Private Investment Trust (*3)		454,888	3,364	24,030	10,812
KOEN Bylong Pty., Ltd.		11	128	—	—
KOMIPO Bylong Pty., Ltd.		13	147	—	(20)
KOWEPO Bylong Pty., Ltd.		12	142	—	(43)
KOSPO Bylong Pty., Ltd.		388	541	—	(20)
EWP Bylong Pty., Ltd.		13	13	—	46
KOWEPO Lao International		13,038	223	10,270	6,268
KEPCO Mangilao Holdings LLC		90,445	41,898	775	785
Mangilao Investment LLC		206,714	15	—	(1)
KEPCO Mangilao Solar, LLC		206,600	1,918	13,593	826
Jeju Hanlim Offshore Wind Co., Ltd.		459,229	388,171	—	(3,032)
PT. Siborpa Eco Power		12,209	3	—	(52)
PT. Korea Energy Indonesia		1,878	101	1,897	132
KOLAT SpA		46,958	352	2,237	1,820
KEPCO California, LLC		46,606	6,823	613	(385)
KEPCO Mojave Holdings, LLC		93,233	78,328	—	(3,901)
Incheon Fuel Cell Co., Ltd.		259,169	237,409	96,924	(4,112)
KOEN Service Co., Ltd.		11,470	8,745	38,164	305
KOMIPO Service Co., Ltd.		7,944	4,777	37,525	960
KOWEPO Service Co., Ltd.		10,300	6,584	36,421	264
KOSPO Service Co., Ltd.		6,122	4,182	30,369	703
EWP Service Co., Ltd.		5,487	3,790	26,767	176
PT. KOMIPO Energy Indonesia		2,983	250	2,023	38
KNF partners Co., Ltd.		2,589	1,106	6,380	340
KOSPO USA Inc.		378,732	377	—	(6,351)
Nambu USA LLC		297,370	230	—	(732)
Tamra Offshore Wind Power Co., Ltd.		120,460	83,161	18,570	1,089
KEPCO MCS Co., Ltd.		111,189	73,940	307,146	(4,757)
KEPCO FMS Co., Ltd.		21,310	18,142	107,336	1,895
Firstkeepers Co., Ltd.		18,698	12,437	90,575	2,689
Secutec Co., Ltd.		16,038	11,797	72,284	699
SE Green Energy Co., Ltd.		147,251	114,737	40,326	(1,305)
Mangilao Intermediate Holdings LLC		206,771	114,954	—	(5,293)
KEPCO CSC Co., Ltd.		15,985	12,170	49,502	2,644
KOAK Power Limited		15,000	528	—	714
KOMIPO Europe B.V.		86,109	69	1,183	109

F-9
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2022 and 2023 are as follows, continued:

2023
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Haenanum Energy Fund	￦	7,415	3	47	(1)
Paju Ecoenergy Co., Ltd.		60,653	2,146	15,351	(357)
Guam Ukudu Power LLC		749,837	720,795	—	(19,904)
K-SOLAR SHINAN Co., Ltd.		298,866	281,676	37,137	(6,896)
KPS Partners Co., Ltd.		3,503	1,776	12,921	183
KEPCO E&C Service Co., Ltd.		7,167	1,938	16,454	1,505
Moha solar Co., Ltd.		27,213	29,363	—	112
Ogiri Solar Power Co., Ltd.		1,032	31	—	(9)
KHNP USA LLC		1,517	140	1,142	166
KOMIPO Vanphong Power Service LLC		26,819	3,768	21,396	10,879
Energy Innovation Fund I		43,725	419	—	(766)
KHNP Chile SpA		5,555	4,219	—	(66)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,529	1,427	219	42
Yeong Yang Corporation Co., Ltd.		1,519	1,418	216	39
SolarVader Co., Ltd.		1,529	1,421	219	40
Yeong Yang Innovation Co., Ltd.		1,510	1,418	210	32
Yeong Yang Horus Photovoltaic Co., Ltd.		1,502	1,418	206	28
Yeong Yang Solar Management Co., Ltd.		1,540	1,420	224	46
LSG Hydro Power Limited		717	8	—	(219)
KOEN Bio Co., Ltd.		1,010	585	2,467	372
KOMIPO Iberian Solar Group, S.L.U.		79,666	66,874	—	(931)
Jeongam Wind Power Co., Ltd.		75,744	63,219	8,154	(958)
KOWEPO Europe B.V.		107	3,177	—	(44,685)
Yeongdeok Sunrise Wind Power Co., Ltd.		94,615	74,842	—	(383)
KA Power Limited		3,173	172	—	126
Western Power Changgi Solar Co., Ltd.		46,950	40,815	7,036	2,011
EWP Australia Pty., Ltd.		52,734	—	325	337
Columboola Solar Farm Hold Co Pty., Ltd. (*4)		311,259	213,822	10,072	3,217
Digital Innovation Growth Fund		11,624	96	—	(266)
J Wind First, LLC		52,304	52,304	2,540	—
KEPCO Holding Company		3,307	—	—	(23)
KEPCO for Maintenance Company		118	—	—	(45)
KOSPO Trumbull LLC		25	—	—	(10)
Changjuk Wind Power Co., Ltd.		24,364	3,049	6,230	744
Chile Solar JV SpA		98,705	75,472	9,050	(2,768)
KEPCO KPS South Africa Pty., Ltd.		9,222	4,236	8,512	834
KOWEPO Holding Limited		1,323	1,371	—	(49)

(*1)	Financial information of EWP America Inc. includes that of 4 other subsidiaries, EWP Renewable Corporation, and California Power Holdings LLC, EWP ESS Holdings, LLC, and Fairhaven ESS LLC.

(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.

(*3)
Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of 6 other subsidiaries, BSK
E-New
Industry Fund VII,
e-New
Industry LB Fund 1, Songhyun
e-New
Industry Fund, BSK
E-New
Industry Fund X, UI Carbon-Neutrality Fund, and Magna Energy New Industrial Fund.

(*4)	Financial information of Columboola Solar Farm Hold Co Pty., Ltd. includes that of 3 other subsidiaries including Columboola Solar Farm Nominees Pty., Ltd.

F-9
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than
~~W~~
10 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Company.

KOSPO Youngnam Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied. Group’s shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Jeongam Wind Power Co., Ltd.	Dividends
may be payable
 only
when
all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Also, payments to the contracting party may be restricted depending on the financial management priority of the contract. Group’s shares cannot be wholly or partially transferred without prior consent of other stakeholders including shareholders or financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than
~~W~~
20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the Company.

Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for O&M and renewable energy certificate may be payable
only when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained.

Korea Offshore Wind Power Co., Ltd.	Principals and interest on subordinated loans or dividends and settlement amounts for renewable energy certificate may be payable
 only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. The Company’s equity interest
in the subsidiary
may
be transferred either wholly or partially without prior written consent of financial institutions.

Jeju Hanlim Offshore Wind Co., Ltd.	Prior approval from the lender is required when withdrawing funds (major expenditure, REC settlement, dividend payment, etc.) according to the loan agreement.

Yeongdeok Sunrise Wind Power Co., Ltd.	Dividends may be pay able only when all conditions of the loan agreement are satisfied.

Columboola Solar Farm Hold Co Pty., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied.

Guam Ukudu Power LLC	Dividends
may be payable
 only when all conditions of the loan agreement are satisfied. Disposing or transferring assets either as a whole or as a part is restricted, and the Company’s equity interest
 in the subsidiary
may
not be transferred either wholly or partially without prior consent of other stakeholders including financial institutions.

KOSPO Trumbull LLC	The Company’s equity interest may not be transferred either wholly or partially without prior consent of other shareholders.

Mira Power Limited	The Company’s equity interest may be transferred either wholly or partially without prior consent of other stakeholders.

Chile Solar JV SpA	The Company’s equity interest may be transferred either wholly or partially without prior consent of other stakeholders.

F-9
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries are as follows, continued:

Company	Nature and extent of any significant restrictions

K-SOLAR SHINAN Co., Ltd.
Dividends may be payable only when all conditions of the loan agreement are satisfied. The Company’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders until five years have elapsed after the commencement of the operation.

Western Power Changgi Solar Co., Ltd.
Principals and interest on subordinated loans or dividends to investors are only payable when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Also, the Company’s equity interest may not be transferred either wholly or partially without prior written consent of financial institutions.

Chitose Solar Power Plant LLC
Capital expenditure may be incurred only upon prior consent of financial institutions. The issuance of securities to third parties, including current investors, is restricted, and the amount of paid-in capital cannot either increase, be written off or decrease.

Mangilao Intermediate Holdings LLC
Changes or termination of the O&M contract, and delays in the EPC contract may not be made without the prior written consent of the majority of the lenders, and dividends can be implemented only after repayment of the loan is completed.

Fujeij Wind Power Company
Incurring additional borrowings not specified in the loan agreement, or changing the PPA schedule or the EPC contract without the lender’s prior written consent is restricted. Also, commercial operation before acquiring wind turbine is restricted without prior consent from the EPC contractor. In addition, capital acquisition and new share issuance other than dividends payment to investors are restricted.

Qatrana Electric Power Company
Dividends payment, repayment of capital investment, and settlement for O&M can only be made when all conditions of the loan agreement are satisfied and prior consent of financial institutions is obtained.

KST Electric Power Company, S.A.P.I. de C.V.	Disposal of assets exceeding $5 million per year is restricted, and the debt ratio is required to be maintained below 90%. Additionally, capital and cost expenditures that do not meet the conditions in the loan agreement are restricted.

(5)	As of December 31, 2023, the Company has following entitlements in relation to its subsidiaries as per its shareholder’s agreements:

Company	Unrecognized Commitments

Jeongam Wind Power Co., Ltd.	When the Company requests other shareholders to transfer shares after the completion of the power generation complex, the Company has a right to purchase the shares at fair value.

Changjuk Wind Power Co., Ltd.	When other shareholders want to sell their shares after the performance guarantee period of wind power generators stipulated in the equipment supply contract is completed, the Company has an obligation to purchase the shares at fair value after consulting with the parties on the timing and size of the acquisition, taking in to account financial conditions, business conditions, and other circumstances.

Columboola Solar Farm Hold Co Pty., Ltd.	The Company holds a call option to purchase the shares held by another shareholder at 80% of the stock's valuation in the event of a breach of obligation specified in the shareholder agreement.

F-9
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-Company eliminations as of and for the years ended December 31, 2021, 2022 and 2023 are as follows:

2021
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	￦	234,224	793,995	253,958	1,030,049	2,312,226
Non-current assets		24,845	626,710	451,085	3,838,233	4,940,873
Current liabilities		(30,783)	(265,017)	(183,100)	(599,373)	(1,078,273)
Non-current liabilities		(7,772)	(46,590)	(8,492)	(2,666,345)	(2,729,199)
Net assets		220,514	1,109,098	513,451	1,602,564	3,445,627
Book value of non-controlling interests		108,052	543,458	174,163	720,761	1,546,434
Sales		60,532	1,375,668	433,127	1,286,002	3,155,329
Profit for the year		12,981	98,132	16,452	128,264	255,829
Profit for the year attributable to non-controlling interests		6,361	48,085	5,581	28,914	88,941
Cash flows from operating activities		116,440	133,160	(16,270)	303,577	536,907
Cash flows from investing activities		2,216	(39,444)	19,061	(309,447)	(327,614)
Cash flows from financing activities before dividends to non-controlling interests		(88,927)	(30,599)	(8,467)	125,685	(2,308)
Dividends to non-controlling interests		—	(25,269)	(3,639)	(2,608)	(31,516)
Effect of exchange rate fluctuation		10,683	885	38	7,243	18,849
Net increase (decrease) of cash and cash equivalents		40,412	38,733	(9,277)	124,450	194,318

2022
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	￦	230,031	861,705	372,031	1,147,973	2,611,740
Non-current assets		1,101	693,748	443,502	4,942,229	6,080,580
Current liabilities		(3,642)	(316,497)	(243,796)	(841,521)	(1,405,456)
Non-current liabilities		—	(28,205)	(28,323)	(2,944,145)	(3,000,673)
Net assets		227,490	1,210,751	543,414	2,304,536	4,286,191
Book value of non-controlling interests		111,470	593,268	184,326	565,796	1,454,860
Sales		23,263	1,425,913	505,291	1,709,390	3,663,857
Profit for the year		16,455	97,881	17,954	91,566	223,856
Profit for the year attributable to non-controlling interests		8,063	47,962	6,090	(24,370)	37,745
Cash flows from operating activities		68,475	81,419	4,918	231,653	386,465
Cash flows from investing activities		22,604	27,372	18,712	(747,507)	(678,819)
Cash flows from financing activities before dividends to non-controlling interests		(9,609)	(33,187)	(7,260)	582,580	532,524
Dividends to non-controlling interests		(8,834)	(26,438)	(3,071)	(4,001)	(42,344)
Effect of exchange rate fluctuation		8,807	(486)	5	(11,023)	(2,697)
Net increase (decrease) of cash and cash equivalents		81,443	48,680	13,304	51,702	195,129

F-9
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-Company eliminations as of and for the years ended December 31, 2021, 2022 and 2023 are as follows, continued:

2023
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	48.76%
Current assets	￦	142,023	953,211	446,900	1,193,078	2,735,212
Non-current assets		688	632,169	407,804	4,639,760	5,680,421
Current liabilities		(252)	(313,249)	(249,899)	(1,009,791)	(1,573,191)
Non-current liabilities		(548)	(5,348)	(57,497)	(2,737,589)	(2,800,982)
Net assets		141,911	1,266,783	547,308	2,085,458	4,041,460
Book value of non-controlling interests		69,536	620,723	266,867	462,581	1,419,707
Sales		—	1,523,031	545,092	1,212,372	3,280,495
Profit for the year		3,718	161,849	32,654	63,145	261,366
Profit for the year attributable to non-controlling interests		1,822	79,306	15,922	9,355	106,405
Cash flows from operating activities		1,086	(35,492)	39,985	368,415	373,994
Cash flows from investing activities		84	26,915	(19,345)	(508,844)	(501,190)
Cash flows from financing activities before dividends to non-controlling interests		(93,348)	(36,433)	(6,687)	119,109	(17,359)
Dividends to non-controlling interests		(643)	(28,775)	(5,250)	(20,866)	(55,534)
Effect of exchange rate fluctuation		5,135	(454)	(35)	2,813	7,459
Net increase of cash and cash equivalents		(87,686)	(74,239)	8,668	(39,373)	(192,630)

(7)	Changes in goodwill

(i)	Details of goodwill as of December 31, 2022 and 2023 are as follows:

		2022	2023
		In millions of won
Acquisition cost	￦	100,093	101,738
Less: Accumulated impairment		—	(2,582)

Carrying book value	￦	100,093	99,156

F-9
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

16.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill, continued

(ii)	Changes in goodwill for the years ended December 31, 2022 and 2023 are as follows:

		2022
		Beginning	Increase	Decrease	Others	Ending
		In millions of won
Acquisition cost	￦	105,647	—	—	(5,554)	100,093
Less: Accumulated impairment		—	—	—	—	—

Carrying book value	￦	105,647	—	—	(5,554)	100,093

		2023
		Beginning	Increase	Decrease	Impairment	Others	Ending
		In millions of won
Acquisition cost	￦	100,093	1,859	—	—	(214)	101,738
Less: Accumulated impairment		—	—	—	(2,582)	—	(2,582)

Carrying book value	￦	100,093	1,859	—	(2,582)	(214)	99,156

(8)	Disposals of subsidiaries
As of December 31, 2023, the Company in the process of liquidating a subsidiary, KEPCO Lebanon SARL. For the year ended December 31, 2023, the Company completed the liquidation process of other subsidiaries, KHNP Spain, S.L. and KEPCO US Inc. For the year ended December 31, 2022, the Company completed the liquidation process of EWPRC Biomass Holdings, LLC, KEPCO Alamosa LLC, and KEPCO Mangilao America LLC, all of which are its subsidiaries, and sold KEPCO Solar of Alamosa LLC.

F-9
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

16.	Consolidated Subsidiaries, Continued

(9)	Cash dividends received from subsidiaries for the years ended December 31, 2021, 2022 and 2023, respectively, are as follows:

Subsidiaries		2021	2022	2023
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	279,779	136,010	1,560,120
Korea South-East Power Co., Ltd.		—	4,808	340,710
Korea Midland Power Co., Ltd.		—	24,694	291,558
Korea Western Power Co., Ltd.		—	—	344,756
Korea Southern Power Co., Ltd.		—	—	293,027
Korea East-West Power Co., Ltd.		—	4,866	300,436
KEPCO Engineering & Construction Company, Inc.		7,089	5,983	7,114
KEPCO Plant Service & Engineering Co., Ltd.		26,301	27,517	29,952
KEPCO Nuclear Fuel Co., Ltd.		5,206	11,184	15,178
KEPCO KDN Co., Ltd.		18,854	36,986	185,549
KEPCO Energy Solution Co., Ltd.		—	1,707	9,480
KEPCO Solar Co., Ltd.		—	1,409	16,023
KEPCO MCS Co., Ltd.		—	—	15,353
KEPCO International HongKong Ltd.		—	9,044	5,962
KEPCO Philippines Corporation		—	2,375	24,246
KEPCO Ilijan Corporation		7,955	9,195	1,298
KEPCO Philippines Holdings Inc.		60,520	34,913	1,386
KOSPO Australia Pty., Ltd.		3,095	31,386	—
KEPCO Netherlands B.V.		—	16,795	3,124
Qatrana Electric Power Company		2,615	2,751	6,511
KEPCO KPS Philippines Corp.		—	302	—
Tamra Offshore Wind Power Co., Ltd.		—	2,877	3,863
KEPCO Netherlands S3 B.V.		—	4,005	2,477
PT. KOMIPO Pembangkitan Jawa Bali		153	859	578
PT. EWP Indonesia		—	4,262	—
Gyeongju Wind Power Co., Ltd.		2,800	2,100	6,300
KOSPO Power Services Limitada		—	305	1,201
KEPCO Netherlands J3 B.V.		27,237	46,510	13,144
PT. Cirebon Power Service		—	241	12,673
Chitose Solar Power Plant LLC		—	639	1,386
Fujeij Wind Power Company		11,920	15,102	6,047
KOSPO Jordan LLC		731	11,450	6,089
EWP America Inc.		—	3,887	—
KOWEPO Lao International		—	12,106	—
KEPCO Neimenggu International Ltd.		—	—	4,058
KST Electric Power Company, S.A.P.I. de C.V.		—	—	3,145
KOMIPO Global Pte Ltd.		—	—	31,066
KOSPO Australia Pty., Ltd.		—	—	12,558
Changjuk Wind Power Co., Ltd.		—	—	4,015
EWP Barbados 1 SRL		—	—	12,987
KEPCO Energy Service Company		—	—	629
Chile Solar JV SpA		—	—	1,127

	￦	454,255	466,268	3,575,130

F-9
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of December 31, 2022 and 2023 are as follows:

2022
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Associates>
Korea Gas Corporation	Importing and wholesaling LNG	Korea	20.47%	￦	94,500	2,085,296
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	Korea	29.00%		4,727	31,078
YTN Co., Ltd. (*1)	Broadcasting	Korea	21.43%		59,000	55,027
Gangwon Wind Power Co., Ltd. (*2)	Power generation	Korea	15.00%		5,725	12,158
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	119,791
Korea Power Exchange (*3)	Management of power market and others	Korea	100.00%		127,839	275,126
Taebaek Wind Power Co., Ltd. (*29)	Power generation	Korea	60.00%		11,494	14,501
Taebaek Guinemi Wind Power Co., Ltd. (*29)	Power generation	Korea	67.25%		12,637	13,049
Daeryun Power Co., Ltd. (*2)	Power generation	Korea	6.85%		40,854	26,727
KNH Solar Co., Ltd.	Power generation	Korea	27.00%		1,296	2,883
SPC Power Corporation (*30)	Power generation	Philippines	38.00%		20,635	70,868
Gemeng International Energy Co., Ltd.	Power generation	China	34.00%		413,153	578,821
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	135,114
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	Nigeria	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	Nigeria	14.63%		12	—
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	37,743
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	684,719
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	141,128
Pioneer Gas Power Limited	Power generation	India	38.50%		49,831	—
Eurasia Energy Holdings	Power generation and resources development	Russia	40.00%		461	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	115,584
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	Indonesia	29.00%		2,978	3,597
Samcheok Eco Materials Co., Ltd. (*5)	Recycling fly ashes	Korea	2.35%		686	—
Noeul Green Energy Co., Ltd.	Power generation	Korea	29.00%		1,740	—
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	288,893
Gangneung Eco Power Co., Ltd. (*2)	Power generation	Korea	1.61%		2,900	—
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	133,823
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	Korea	28.00%		194	278
Dongducheon Dream Power Co., Ltd. (*6)	Power generation	Korea	33.61%		148,105	89,300
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	India	5.16%		9,000	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	Korea	46.59%		5,190	1,555
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	260,145
Daegu Photovoltaic Co., Ltd.	Power generation	Korea	29.00%		1,230	2,849
Busan Green Energy Co., Ltd.	Power generation	Korea	29.00%		5,243	4,395
Gunsan Bio Energy Co., Ltd. (*2)	Power generation	Korea	18.87%		1,000	—
Hansuwon KNP Co., Ltd.	Electric material agency	Korea	28.98%		537	280
Korea Electric Power Corporation Fund (*7)	Developing electric enterprises	Korea	98.09%		23,113	28,842
Energy Infra Asset Management Co., Ltd. (*2)	Asset management	Korea	9.90%		297	1,184
Daegu clean Energy Co., Ltd.	Renewable power generation	Korea	28.00%		140	12
Yaksu ESS Co., Ltd.	Installing ESS related equipment	Korea	29.00%		210	486
Nepal Water & Energy Development Company Private Limited (*8)	Construction and operation of utility plant	Nepal	69.06%		70,228	69,940
Gwangyang Green Energy Co., Ltd.	Power generation	Korea	20.00%		26,800	25,044
PND S olar Co., Ltd.	Power generation	Korea	29.00%		1,250	1,403
Hyundai Eco Energy Co., Ltd. (*2)	Power generation	Korea	19.00%		3,610	7,631
YeongGwang Yaksu Wind Electric Co., Ltd. (*2)	Power generation	Korea	9.63%		533	156
Green Energy Electricity Generation Co., Ltd.	Power generation	Korea	29.00%		1,189	1,571
Korea Energy Solutions Co., Ltd.	R & D	Korea	20.00%		300	93
ITR Co., Ltd.	R & D	Korea	20.00%		50	—

F-9
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2022 and 2023 are as follows, continued:

2022
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Associates>
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)	Technical testing and consulting	Korea	20.00%	￦	25	366
Namjeongsusang Solar Power Operation Co., Ltd. (*9)	Power generation	Korea	15.00%		969	373
Indeck Niles Development, LLC	Power generation	USA	50.00%		263,825	302,038
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	94
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	Korea	49.00%		6,910	6,932
Suwon New Power Co., Ltd.	Power generation	Korea	39.90%		798	919
Gwangbaek Solar Power Investment Co., Ltd.	Power generation	Korea	44.00%		4,757	5,133
Go deok Clean Energy Co., Ltd.	Fuel cell generation	Korea	40.00%		5,560	4,420
SureDataLab Co., Ltd.	R & D	Korea	23.95%		126	177
SEP Co., Ltd.	R & D	Korea	21.26%		27	—
Hankook Electric Power Information Co., Ltd. (*13)	R & D	Korea	16.49%		38	220
Tronix Co., Ltd. (*13)	R & D	Korea	12.50%		75	66
O2&B Global Co., Ltd.	R & D	Korea	20.00%		25	36
Muan Sunshine Solar Power Plant Co., Ltd.	Power generation	Korea	20.00%		1,570	2,562
Bigeum Resident Photovoltaic Power Co., Ltd.	Power generation	Korea	29.90%		1	—
Goesan Solar Park Co., Ltd.	Power generation	Korea	29.00%		1,276	2,591
Saemangeum Heemang Photovoltaic Co., Ltd.	Power generation	Korea	35.00%		11,022	13,010
Bitgoel Eco Energy Co., Ltd.	Power generation	Korea	49.25%		7,880	8,951
Jeju Gimnyeong Wind Power Co., Ltd.	Power generation	Korea	30.00%		714	872
Seoroseoro Sunny Power Plant Co., Ltd.	Power generation	Korea	42.58%		706	859
Muan Solar park Co., Ltd.	Power generation	Korea	20.00%		4,400	7,838
YuDang Solar Co., Ltd.	Power generation	Korea	20.00%		360	586
Anjwa Smart Farm & Solar City Co., Ltd.	Power generation	Korea	20.00%		5,651	8,662
Daewon Green Energy Co., Ltd.	Power generation	Korea	25.36%		3,910	4,485
G.GURU Co., Ltd.	R & D	Korea	24.65%		493	300
UD4M Co., Ltd. (*10)	R & D	Korea	12.50%		75	161
Dongbu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		190	352
Seobu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		195	316
Korea Energy Data Co., Ltd.	R & D	Korea	29.37%		60	62
Gangneung Sacheon Fuel Cell Co., Ltd.	Power generation	Korea	41.00%		5,695	4,277
KOSTURE Co., Ltd. (*2)	Coal recycling business	Korea	0.82%		1	1
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	Korea	34.00%		12,570	20,040
Chuncheon Green Energy Co., Ltd.	Power generation	Korea	45.00%		9,540	9,155
Yeomsubong Wind Power Co., Ltd. (*11)	Power generation	Korea	3.81%		95	62
Yeongyang Wind Power Corporation II	Power generation	Korea	30.00%		7,965	7,461
Haeparang Energy Co., Ltd.	Power generation	Korea	25.00%		2,241	2,188
Saemangeum Sebit Power Plant Co., Ltd. (*12)	Power generation	Korea	63.33%		13,788	23,199
Boulder Solar III, LLC	Power generation	USA	30.00%		715	744
PlatformN. Co., Ltd.	R & D	Korea	29.58%		105	84
PT. Cirebon Energi Prasarana (*9)	Power generation	Indonesia	10.00%		26,710	69,035
Green Radiation Co., Ltd. (*13)	R & D	Korea	10.00%		20	11
Future Convergence Technology Laboratory. Co., Ltd.	R & D	Korea	20.12%		76	50
SC E&G. Co,. Ltd.	R & D	Korea	20.00%		90	214
REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.)	R & D	Korea	20.00%		81	166
ACE	R & D	Korea	20.00%		20	20
Environment and Energy Co., Ltd. (*13)	R & D	Korea	10.54%		11	10
Santiago Solar Power SpA	Power generation	Chile	50.00%		13,851	13,373
Yanggu Floating Photovoltaic Power Plant Inc.	Power generation	Korea	29.00%		904	903

				￦	3,089,683	5,844,464

F-
99

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2022 and 2023 are as follows, continued:

2022
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Joint ventures>
KEPCO-Uhde Inc. (*14)	Power generation	Korea	52.80%	￦	11,355	17
Shuweihat Asia Power Investment B.V.	Holding company	Netherlands	49.00%		44,405	66,452
Shuweihat Asia Operation & Maintenance Company (*14)	Maintenance of utility plant	Cayman	55.00%		30	1,631
Waterbury Lake Uranium L.P. (*15)	Resources development	Canada	32.59%		26,602	21,750
ASM-BG Investicii AD	Power generation	Bulgaria	50.00%		9,846	14,555
RES Technology AD	Power generation	Bulgaria	50.00%		11,922	15,133
KV Holdings, Inc. (*30)	Power generation	Philippines	40.00%		2,103	9,659
KEPCO SPC Power Corporation (*14,30)	Construction and operation of utility plant	Philippines	75.20%		94,579	179,594
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	China	40.00%		16,621	6,024
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	191,982
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	44,398
Rabigh Electricity Company	Power generation	Saudi arabia	40.00%		109,743	214,607
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	Saudi arabia	40.00%		70	5,113
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	331,407
KW Nuclear Components Co., Ltd.	Manufacturing	Korea	45.00%		833	17,090
Busan Shinho Solar Power Co., Ltd.	Power generation	Korea	25.00%		2,100	6,719
Global Trade Of Power System Co., Ltd. (*16)	Exporting products and technology of small or medium business by proxy	Korea	29.00%		290	698
Expressway Solar-light Power Generation Co., Ltd. (*17)	Power generation	Korea	50.00%		1,856	4,754
Amman Asia Electric Power Company (*14)	Power generation	Jordan	60.00%		111,476	220,254
KAPES, Inc. (*14)	R & D	Korea	51.00%		5,629	—
Honam Wind Power Co., Ltd.	Power generation	Korea	29.00%		3,480	4,819
Korea Power Engineering Service Co., Ltd.	Construction and service	Korea	29.00%		290	5,543
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	32,044
Yeonggwangbaeksu Wind Power Co., Ltd. (*16)	Power generation	Korea	15.00%		3,000	3,151
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	408,839
Kelar S.A. (*14)	Power generation	Chile	65.00%		78,060	117,137
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	92,907
Incheon New Power Co., Ltd. (*18)	Power generation	Korea	29.00%		461	198
Seokmun Energy Co., Ltd.	Power generation	Korea	29.00%		15,370	17,336
Daehan Wind Power PSC	Power generation	Jordan	50.00%		7,493	13,923
Barakah One Company (*19)	Power generation	UAE	18.00%		118	—
Nawah Energy Company (*19)	Operation of utility plant	UAE	18.00%		296	315
MOMENTUM	International thermonuclear experimental reactor construction management	France	33.33%		1	345
Daegu Green Power Co., Ltd. (*20)	Power generation	Korea	29.00%		46,225	29,360
Yeonggwang Wind Power Co., Ltd.	Power generation	Korea	46.00%		17,475	20,713
Chester Solar IV SpA	Power generation	Chile	45.00%		1,700	181
Chester Solar V SpA	Power generation	Chile	45.00%		525	156
Diego de Almagro Solar SpA	Power generation	Chile	45.00%		2,091	540
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	46,437
Daesan Green Energy Co., Ltd.	Power generation	Korea	35.00%		17,850	19,218
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	85,370
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	55,172
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	3,350
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	6,599
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	2,333
Laurel SpA	Power generation	Chile	45.00%		1,222	554
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd (*16)	Power generation	Australia	12.37%		4,095	3,651
Chile Solar JV SpA	Power generation	Chile	50.00%		12,674	9,819
Cheong-Song Noraesan Wind Power Co., Ltd. (*15)	Power generation	Korea	29.01%		3,200	4,263

F-10
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2022 and 2023 are as follows, continued:

2022
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Joint ventures>
Chester Solar I SpA	Power generation	Chile	45.00%	￦	1,181	1,314
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	56,902
Saemangeum Solar Power Co., Ltd. (*21)	Power generation	Korea	81.01%		26,400	23,551
Chungsongmeon BongSan wind power Co., Ltd. (*16)	Power generation	Korea	29.00%		2,900	3,470
Jaeun Resident Wind Power Plant Co., Ltd. (*16)	Power generation	Korea	29.00%		2,494	2,236
DE Energia SpA	Power generation	Chile	49.00%		8,364	9,536
Dangjin Eco Power Co., Ltd.	Power generation	Korea	34.00%		25,661	26,859
Haemodum Solar Co., Ltd.	Power generation	Korea	49.00%		2,940	3,367
Yangyang Wind Power Co., Ltd.	Power generation	Korea	50.00%		12,000	10,864
HORUS SOLAR, S.A. DE C.V. (*22)	Renewable power generation	Mexico	14.95%		5,068	6,976
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V. (*22)	Renewable power generation	Mexico	14.95%		3,678	4,899
SUNMEX RENOVABLES, S.A. DE C.V. (*22)	Renewable power generation	Mexico	14.95%		1,678	1,657
Stavro Holding II A.B.	Holding company	Sweden	20.00%		18,566	17,171
Solaseado Solar Power Co., Ltd.	Power generation	Korea	39.00%		7,020	16,233
Yeongam Solar Power Co., Ltd. (*16)	Power generation	Korea	19.00%		6,460	9,879
Samsu Wind Power Co., Ltd. (*16)	Power generation	Korea	19.00%		2,637	3,205
Pulau Indah Power Plant Sdn. Bhd.	Power generation	Malaysia	25.00%		23,833	26,814
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Holding company	Korea	29.53%		20,061	21,723
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream (*14)	Holding company	Korea	90.00%		15,012	15,587
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	137,047
Cheongna Energy Co., Ltd. (*21)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	10,758
Naepo Green Energy Co., Ltd.	Power generation	Korea	29.20%		29,200	—
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.) (*23)	Power generation	Korea	30.66%		71,070	—
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		115,949	172,218
KAS INVESTMENT I LLC (*15)	Holding company	USA	29.89%		23,437	18,247
KAS INVESTMENT II LLC (*15)	Holding company	USA	29.89%		23,343	18,173
Energyco Co., Ltd.	Power generation	Korea	29.00%		1,659	2,190
CAES, LLC	Holding company	USA	36.00%		19,414	20,805
Hapcheon Floating Photovoltaic Power Plant Inc. (*16)	Power generation	Korea	49.00%		7,512	8,471
Busan Industrial Solar Power Co., Ltd.	Power generation	Korea	28.02%		510	1,168
Bitsolar Energy Co., Ltd.	Power generation	Korea	27.10%		352	352
Pulau Indah O&M Sdn. Bhd. (*24)	Power generation	Malaysia	60.00%		—	—
Guadalupe Solar SpA (*24)	Power generation	Chile	60.00%		1,397	913
Omisan Wind Power Co., Ltd.	Power generation	Korea	42.00%		10,752	10,411
Foresight Iberian Solar Group Holding, S.L. (*24)	Power generation	Spain	75.00%		11,465	10,565
Yeongwol Eco Wind Co., Ltd.	Power generation	Korea	29.00%		3,089	3,155
Gurae Resident Power Co., Ltd.	Power generation	Korea	29.00%		386	391
Cheongju Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,858	10,490
Enel X Midland Photovoltaic, LLC	Power generation	Korea	20.00%		1,695	1,856
Geumsungsan Wind Power Co., Ltd.	Power generation	Korea	29.00%		6,531	3,493
KEPCO KPS CARABAO Corp. (*18)	Utility plant maintenance	Philippines	40.00%		93	177
Prime Swedish Holding AB	Holding company	Sweden	45.00%		35,410	36,245
Goheung New Energy Co., Ltd.	Power generation	Korea	46.15%		12,959	11,832
Gunsan Land Solar Co., Ltd. (*24)	Power generation	Korea	75.29%		19,091	27,544
CapMan Lynx SCA, SICAR	Holding company	Luxembourg	50.00%		9,601	—
International Offshore Power Transmission Holding Company Limited	Undersea transmission network operation	UAE	35.00%		—	—
Pyeongchang Wind Power Co., Ltd. (*28)	Power generation	Korea	58.00%		9,329	14,464
Eumseong Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,741	5,557
Songsan Green Energy Co., Ltd. (*15)	Fuel cell generation	Korea	25.00%		1,400	1,387

F-10
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2022 and 2023 are as follows, continued:

2022
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Joint ventures>
Changwon Nu-ri Energy Co., Ltd. (*15)	Fuel cell generation	Korea	33.33%	￦	500	497
Hasami Wind Farm Corporation	Power generation	Korea	29.00%		1,596	1,589
PungBack Wind Farm Corporation (*26)	Power generation	Korea	32.89%		7,885	6,743
Trumbull Asset Management, LLC (*27)	Holding company	USA	78.00%		—	246
S-Power Chile SpA	Power generation	Chile	50.00%		127	127
Seungmun Green Energy	Power generation	Korea	33.00%		8,973	9,054
Seobusambo highway photovoltaics Co., Ltd. (*25)	Power generation	Korea	80.00%		3,020	3,066
					2,332,579	3,147,584

				￦	5,422,262	8,992,048

(*1)
The Company is planning to sell its investments in YTN Co., Ltd. based on the resolution of the Board of Directors on November 23, 2022, but investments in YTN Co., Ltd. are not classified as assets held-for-sale as the Company hasn't started the active selling procedures as of December 31, 2022.

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

(*9)
The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Company exercises significant influence over the decisions related to finance and operation.

(*10)
The effective percentage of ownership is 14.29% due to the acquisition of treasury stocks. The effective percentage of ownership is less than 20%. However, the Company exercises significant influence over the decisions related to finance and operation by virtue of right to nominate directors to the board of directors of the entity.

(*11)
The effective percentage of ownership decreased due to the disproportionate paid-in capital increase, and the effective percentage of ownership is less than 20%. However, the Company exercises significant influence over all decisions related to finance and operation.

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

(*13)	The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Company exercises significant influence over the entity.

F-10
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2022 and 2023 are as follows, continued:

(*14)
The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Company can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

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

(*22)
The effective percentage of ownership is less than 20%. However, according to the shareholders' agreement, decisions related principal operation must be agreed by all ownership parties. Accordingly, the Company can exercise significant influence.

(*23)
According to the Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.) Investment Agreement signed in March 2011, the Company has a commitment to guarantee principal and certain returns on shares of Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.). held by NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation. Since NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation have put option regarding their share of the entity, the Company was deemed to have acquired an additional 15.64% stake. As a result, the effective percentage of ownership is 46.3% in the current and prior period. In accordance with shareholders’ agreement signed during the current period, the Company has joint control with other investors in making important financial and operation decisions, so it has been reclassified from an associate to a joint venture.

(*24)	The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

(*25)
Due to the changes in the agreement, the Company lost its control over the entity. Accordingly, the entity is reclassified to a joint venture from a subsidiary. Although the effective percentage of ownership is more than 50%, decisions in relevant activities must be agreed by all members of the board of directors.

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

(*29)
After additional acquisition of the shares, the effective percentage of ownership is more than 50%. However, the Company does not hold control over relevant business while it exercises significant influence by participating
in the board of directors by the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*30)
T
he Company is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation, and KV Holdings, Inc.
T
he timing of and proceeds from such sales transaction is not specified as of December 31, 2022.

F-10
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2022 and 2023 are as follows, continued:

2023
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Associates>
Korea Gas Corporation	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	1,970,643
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	Korea	29.00%		4,727	29,500
YTN Co., Ltd. (*1)	Broadcasting	Korea	21.43%		59,000	52,303
Gangwon Wind Power Co., Ltd. (*2)	Power generation	Korea	15.00%		5,725	12,001
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	118,173
Korea Power Exchange (*3)	Management of power market and others	Korea	100.00%		127,839	274,286
Taebaek Guinemi Wind Power Co., Ltd. (*28)	Power generation	Korea	67.25%		12,637	13,530
Daeryun Power Co., Ltd. (*2)	Power generation	Korea	6.85%		46,373	26,834
KNH Solar Co., Ltd.	Power generation	Korea	27.00%		1,296	3,194
SPC Power Corporation (*29)	Power generation	Philippines	38.00%		20,635	78,931
Gemeng International Energy Co., Ltd.	Power generation	China	42.00%		516,007	705,812
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	134,259
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	Nigeria	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	Nigeria	14.63%		12	—
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	34,555
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	619,207
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	162,765
Pioneer Gas Power Limited	Power generation	India	38.50%		49,831	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	116,378
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	Indonesia	29.00%		2,978	5,168
Samcheok Eco Materials Co., Ltd. (*5)	Recycling fly ashes	Korea	25.54%		686	—
Noeul Green Energy Co., Ltd.	Power generation	Korea	29.00%		1,740	—
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	287,624
Gangneung Eco Power Co., Ltd. (*17)	Power generation	Korea	29.00%		261,000	254,929
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	145,026
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	Korea	28.00%		194	294
Dongducheon Dream Power Co., Ltd. (*6)	Power generation	Korea	33.61%		148,105	87,203
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	India	5.16%		9,000	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	Korea	46.59%		5,190	1,483
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	259,085
Daegu Photovoltaic Co., Ltd.	Power generation	Korea	29.00%		1,230	2,804
Busan Green Energy Co., Ltd.	Power generation	Korea	29.00%		5,243	3,259
Hansuwon KNP Co., Ltd.	Electric material agency	Korea	28.98%		537	467
Korea Electric Power Corporation Fund (*7)	Developing electric enterprises	Korea	98.09%		20,847	23,421
Energy Infra Asset Management Co., Ltd. (*33)	Asset management	Korea	9.90%		297	1,213
Daegu clean Energy Co., Ltd.	Renewable power generation	Korea	28.00%		140	—
Yaksu ESS Co., Ltd.	Installing ESS related equipment	Korea	29.00%		210	285
Nepal Water & Energy Development Company Private Limited (*8,17)	Construction and operation of utility plant	Nepal	68.88%		110,332	110,573
Gwangyang Green Energy Co., Ltd.	Power generation	Korea	20.00%		26,800	24,638
PND S olar Co., Ltd.	Power generation	Korea	29.00%		1,250	1,510
Hyundai Eco Energy Co., Ltd. (*2)	Power generation	Korea	19.00%		3,610	7,947
YeongGwang Yaksu Wind Electric Co., Ltd. (*2)	Power generation	Korea	9.63%		533	133
Green Energy Electricity Generation Co., Ltd.	Power generation	Korea	29.00%		1,189	8
Korea Energy Solutions Co., Ltd.	R & D	Korea	20.00%		300	170
ITR Co., Ltd. (*32)	R & D	Korea	10.00%		50	—
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)	Technical testing and consulting	Korea	20.00%		25	391
Indeck Niles Development, LLC	Power generation	USA	50.00%		263,825	335,401
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	93
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	Korea	49.00%		6,482	6,496
Suwon New Power Co., Ltd.	Power generation	Korea	39.90%		798	1,022

F-10
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2022 and 2023 are as follows, continued:

2023
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Associates>
Gwangbaek Solar Power Investment Co., Ltd.	Power generation	Korea	44.00%	~~W~~	4,757	5,155
Go deok Clean Energy Co., Ltd.	Fuel cell generation	Korea	40.00%		5,560	4,723
SureDataLab Co., Ltd.	R & D	Korea	23.95%		126	114
SEP Co., Ltd.	R & D	Korea	21.26%		27	—
Hankook Electric Power Information Co., Ltd. (*13)	R & D	Korea	16.49%		38	214
Tronix Co., Ltd. (*13)	R & D	Korea	12.50%		75	220
O2&B Global Co., Ltd.	R & D	Korea	20.00%		25	21
Muan Sunshine Solar Power Plant Co., Ltd.	Power generation	Korea	20.00%		1,570	2,822
Bigeum Resident Photovoltaic Power Co., Ltd.	Power generation	Korea	29.90%		1	—
Goesan Solar Park Co., Ltd.	Power generation	Korea	29.00%		1,276	2,877
Saemangeum Heemang Photovoltaic Co., Ltd.	Power generation	Korea	35.00%		11,022	14,420
Bitgoel Eco Energy Co., Ltd.	Power generation	Korea	49.25%		7,880	12,394
Jeju Gimnyeong Wind Power Co., Ltd.	Power generation	Korea	30.00%		714	246
Seoroseoro Sunny Power Plant Co., Ltd.	Power generation	Korea	42.58%		706	941
Muan Solar park Co., Ltd.	Power generation	Korea	20.00%		4,400	6,830
YuDang Solar Co., Ltd.	Power generation	Korea	20.00%		360	570
Anjwa Smart Farm & Solar City Co., Ltd.	Power generation	Korea	20.00%		5,651	7,665
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)	Power generation	Korea	25.36%		3,910	7,779
G.GURU Co., Ltd.	R & D	Korea	24.65%		493	167
UD4M Co., Ltd. (*10)	R & D	Korea	12.50%		75	150
Dongbu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		190	380
Seobu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		195	406
Korea Energy Data Co., Ltd.	R & D	Korea	29.37%		60	36
Gangneung Sacheon Fuel Cell Co., Ltd.	Power generation	Korea	41.00%		5,695	7,870
KOSTURE Co., Ltd. (*2)	Coal recycling business	Korea	4.42%		7	8
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	Korea	34.00%		12,570	19,426
Chuncheon Green Energy Co., Ltd.	Power generation	Korea	45.00%		9,540	8,900
Yeomsubong Wind Power Co., Ltd. (*11)	Power generation	Korea	29.00%		1,411	871
Yeongyang Wind Power Corporation II	Power generation	Korea	30.00%		7,965	10,100
Haeparang Energy Co., Ltd.	Power generation	Korea	25.00%		2,241	2,104
Saemangeum Sebit Power Plant Co., Ltd. (*12)	Power generation	Korea	55.14%		21,037	37,191
Boulder Solar III, LLC	Power generation	USA	30.00%		715	754
PlatformN. Co., Ltd.	R & D	Korea	29.58%		105	—
PT. Cirebon Energi Prasarana (*9)	Power generation	Indonesia	10.00%		26,710	76,597
Green Radiation Co., Ltd. (*13)	R & D	Korea	10.00%		20	26
Future Convergence Technology Laboratory. Co., Ltd.	R & D	Korea	20.12%		76	36
Eco Motion Co., Ltd. (formerly, SC E&G. Co,. Ltd.)	R & D	Korea	20.00%		90	267
REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.) (*33)	R & D	Korea	16.67%		81	120
ACE	R & D	Korea	20.00%		25	2
Environment and Energy Co., Ltd. (*13)	R & D	Korea	10.54%		11	9
Santiago Solar Power SpA	Power generation	Chile	50.00%		13,851	11,769
Yanggu Floating Photovoltaic Power Plant Inc.	Power generation	Korea	29.00%		904	760
Power Embedded	R & D	Korea	23.33%		70	70
Changwon SG Energy Co., Ltd. (*13)	Power generation	Korea	18.78%		900	783
Donpyung Technology. Co., Ltd.	R & D	Korea	20.00%		125	254
HORANG ENERGY Inc.	Power generation	Korea	40.00%		4,240	4,149
Hoenggye Renewable Energy Co., Ltd	Power generation	Korea	36.12%		2,375	2,375
Haman Green Energy Co., Ltd.	Power generation	Korea	35.00%		4,771	2,981
Songsan Green Energy Co., Ltd. (*21)	Power generation	Korea	60.00%		8,400	8,323

				~~W~~	3,509,099	6,176,889

F-10
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2022 and 2023 are as follows, continued:

2023
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherlands	49.00%	~~W~~	44,405	69,902
Shuweihat Asia Operation & Maintenance Company (*14)	Maintenance of utility plant	Cayman	55.00%		30	1,818
Waterbury Lake Uranium L.P. (*15)	Resources development	Canada	30.65%		26,602	22,612
ASM-BG Investicii AD	Power generation	Bulgaria	50.00%		9,846	14,739
RES Technology AD	Power generation	Bulgaria	50.00%		11,922	14,383
KV Holdings, Inc. (*29)	Power generation	Philippines	40.00%		2,103	5,186
KEPCO SPC Power Corporation (*14,29)	Construction and operation of utility plant	Philippines	75.20%		94,579	196,544
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	China	40.00%		16,621	6,315
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	186,739
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	43,207
Rabigh Electricity Company	Power generation	Saudi arabia	40.00%		109,743	235,051
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	Saudi arabia	40.00%		70	4,964
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	349,866
KW Nuclear Components Co., Ltd.	Manufacturing	Korea	45.00%		833	18,680
Busan Shinho Solar Power Co., Ltd.	Power generation	Korea	25.00%		2,100	6,669
Global Trade Of Power System Co., Ltd. (*16)	Exporting products and technology of small or medium business by proxy	Korea	29.00%		290	615
Expressway Solar-light Power Generation Co., Ltd.	Power generation	Korea	50.00%		1,856	5,187
Amman Asia Electric Power Company (*14)	Power generation	Jordan	60.00%		111,476	223,424
KAPES, Inc. (*14)	R & D	Korea	51.00%		5,629	—
Honam Wind Power Co., Ltd.	Power generation	Korea	29.00%		3,480	4,743
Korea Power Engineering Service Co., Ltd.	Construction and service	Korea	29.00%		290	5,708
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	35,083
Yeonggwangbaeksu Wind Power Co., Ltd. (*16)	Power generation	Korea	15.00%		3,000	3,443
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	417,989
Kelar S.A. (*14)	Power generation	Chile	65.00%		78,060	131,529
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	90,151
Incheon New Power Co., Ltd. (*18)	Power generation	Korea	29.00%		461	298
Seokmun Energy Co., Ltd.	Power generation	Korea	29.00%		15,370	16,591
Daehan Wind Power PSC	Power generation	Jordan	50.00%		7,493	16,426
Barakah One Company (*19)	Power generation	UAE	18.00%		118	—
Nawah Energy Company (*19)	Operation of utility plant	UAE	18.00%		296	330
MOMENTUM	International thermonuclear experimental reactor construction management	France	33.33%		1	209
Daegu Green Power Co., Ltd. (*20)	Power generation	Korea	29.00%		46,225	26,430
Yeonggwang Wind Power Co., Ltd.	Power generation	Korea	46.00%		17,475	23,380
Chester Solar IV SpA	Power generation	Chile	45.00%		1,700	484
Chester Solar V SpA	Power generation	Chile	45.00%		525	191
Diego de Almagro Solar SpA	Power generation	Chile	45.00%		2,091	954
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	43,109
Daesan Green Energy Co., Ltd.	Power generation	Korea	35.00%		17,850	22,191
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	84,092
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	54,081
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	58,154
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	6,937
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	2,441
Laurel SpA	Power generation	Chile	45.00%		1,222	613
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd (*16)	Power generation	Australia	12.37%		4,095	3,719
Cheong-Song Noraesan Wind Power Co., Ltd. (*15)	Power generation	Korea	29.01%		3,200	3,756
Chester Solar I SpA	Power generation	Chile	45.00%		1,181	1,238
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	58,130
Saemangeum Solar Power Co., Ltd. (*21)	Power generation	Korea	81.01%		26,400	23,419
Chungsongmeon BongSan wind power Co., Ltd. (*16)	Power generation	Korea	29.00%		2,900	2,665

F-10
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2022 and 2023 are as follows, continued:

2023
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Joint ventures>
Jaeun Resident Wind Power Plant Co., Ltd. (*16)	Power generation	Korea	29.00%	~~W~~	2,494	2,214
DE Energia SpA	Power generation	Chile	49.00%		8,364	9,703
Dangjin Eco Power Co., Ltd.	Power generation	Korea	34.00%		25,661	26,753
Haemodum Solar Co., Ltd.	Power generation	Korea	49.00%		2,940	3,122
Yangyang Wind Power Co., Ltd.	Power generation	Korea	50.00%		12,000	10,435
HORUS SOLAR, S.A. DE C.V. (*22)	Renewable power generation	Mexico	14.95%		5,068	11,181
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V. (*22)	Renewable power generation	Mexico	14.95%		3,678	10,935
SUNMEX RENOVABLES, S.A. DE C.V. (*22)	Renewable power generation	Mexico	14.95%		1,678	3,541
Stavro Holding II A.B.	Holding company	Sweden	20.00%		18,566	18,263
Solaseado Solar Power Co., Ltd.	Power generation	Korea	39.00%		7,020	17,953
Yeongam Solar Power Co., Ltd. (*16)	Power generation	Korea	19.00%		6,460	9,637
Samsu Wind Power Co., Ltd. (*16)	Power generation	Korea	19.00%		2,637	3,022
Pulau Indah Power Plant Sdn. Bhd.	Power generation	Malaysia	25.00%		24,339	25,603
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Holding company	Korea	29.53%		19,897	21,897
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream (*14)	Holding company	Korea	90.00%		14,916	15,487
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	156,994
Cheongna Energy Co., Ltd. (*21)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	25,549
Naepo Green Energy Co., Ltd.	Power generation	Korea	29.20%		29,200	5,285
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.) (*23)	Power generation	Korea	30.66%		71,070	—
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		195,130	289,966
KAS INVESTMENT I LLC (*15)	Holding company	USA	29.89%		23,437	15,784
KAS INVESTMENT II LLC (*15)	Holding company	USA	29.89%		23,343	15,709
Energyco Co., Ltd.	Power generation	Korea	29.00%		1,659	2,140
CAES, LLC	Holding company	USA	36.00%		19,414	20,380
Hapcheon Floating Photovoltaic Power Plant Inc. (*16)	Power generation	Korea	49.00%		7,512	10,348
Busan Industrial Solar Power Co., Ltd.	Power generation	Korea	28.02%		510	1,058
Bitsolar Energy Co., Ltd.	Power generation	Korea	27.10%		352	352
Pulau Indah O&M Sdn. Bhd. (*24)	Power generation	Malaysia	60.00%		—	—
Guadalupe Solar SpA (*24)	Power generation	Chile	60.00%		1,397	1,200
Omisan Wind Power Co., Ltd.	Power generation	Korea	42.00%		10,752	10,229
Foresight Iberian Solar Group Holding, S.L. (*24)	Power generation	Spain	75.00%		10,564	8,119
Yeongwol Eco Wind Co., Ltd.	Power generation	Korea	29.00%		3,089	4,024
Gurae Resident Power Co., Ltd.	Power generation	Korea	29.00%		386	569
Cheongju Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,858	9,072
Enel X Midland Photovoltaic, LLC	Power generation	Korea	20.00%		2,211	2,542
Geumsungsan Wind Power Co., Ltd.	Power generation	Korea	29.00%		6,531	5,515
KEPCO KPS CARABAO Corp. (*18)	Utility plant maintenance	Philippines	40.00%		93	—
Prime Swedish Holding AB	Holding company	Sweden	45.00%		36,227	38,789
Goheung New Energy Co., Ltd.	Power generation	Korea	46.15%		12,959	15,736
Gunsan Land Solar Co., Ltd. (*24,30)	Power generation	Korea	75.29%		19,091	22,429
CapMan Lynx SCA, SICAR	Holding company	Luxembourg	50.00%		9,601	—
International Offshore Power Transmission Holding Company Limited	Undersea transmission network operation	UAE	35.00%		—	1,423
Pyeongchang Wind Power Co., Ltd. (*27)	Power generation	Korea	58.00%		9,329	12,228
Eumseong Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,741	8,386
Changwon Nu-ri Energy Co., Ltd. (*16)	Fuel cell generation	Korea	61.00%		8,095	8,027
PungBack Wind Farm Corporation (*26)	Power generation	Korea	32.89%		7,885	7,940
Trumbull Asset Management, LLC (*27)	Holding company	USA	78.00%		1	936

F-10
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2022 and 2023 are as follows, continued:

2023
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Joint ventures>
S-Power Chile SpA	Power generation	Chile	50.00%	~~W~~	127	64
Seungmun Green Energy	Power generation	Korea	33.00%		8,973	9,757
Seobusambo highway photovoltaics Co., Ltd. (*25)	Power generation	Korea	80.00%		3,020	3,580
Yangyang Suri Wind Power Co., Ltd.(*15)	Power generation	Korea	29.00%		10,498	9,608
KEPCO for Power Company (*34)	Power generation	Saudi arabia	60.00%		3,083	435
Taebaek Wind Power Co., Ltd. (*35)	Power generation	Korea	60.00%		11,494	13,932
Jeonju Bio Green Energy Co., Ltd.(*24)	Power generation	Korea	65.00%		3,250	3,195
Kumyang Eco Park Co., Ltd.	Power generation	Korea	29.00%		3,663	3,663
Jeongeup Green Power Co., Ltd. (*36)	Power generation	Korea	18.71%		1,560	1,560
Hadong E-factory Co., Ltd.(*15)	Power generation	Korea	30.00%		350	349
Namyangju Combined Heat and Power Co., Ltd. (*37)	Generating and distributing vapor and hot/cold water	Korea	55.00%		3,850	3,850
Wadi Noor Solar Power Company SAOC	Power generation	Oman	50.00%		847	846
Fairhaven Energy Storage LLC (*31)	Power generation	USA	35.00%		—	—

					2,431,604	3,485,699

				~~W~~	5,940,703	9,662,588

(*1)
the Company is planning to sell its investments in YTN Co., Ltd. based on the resolution of the Board of Directors on November 23, 2022, but investments in YTN Co., Ltd. are not classified as assets held-for-sale
as the Company hasn’t started the active selling procedures as of December 31, 2023.

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

(*5)
Although the nominal percentage of ownership is 2.35%, the effective percentage of ownership is 25.54%, considering redeemable convertible preferred stock as a liability component. The redeemable convertible preferred stock has been repaid in the current period.

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

(*9)
The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Company exercises significant influence over the decisions related to finance and operation.

(*10)
The effective percentage of ownership is 14.29% due to the acquisition of treasury stocks. The effective percentage of ownership is less than 20%. However, the Company exercises significant influence over the decisions related to finance and operation by virtue of right to nominate directors to the board of directors of the entity.

(*11)	The effective percentage of ownership decreased due to the disproportionate paid-in capital increase.

(*12)
The effective percentage of ownership decreased due to the disproportionate paid-in
capital increase during the year ended December 31, 2023. The effective percentage of ownership is more than 50% but the Company does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2022 and 2023 are as follows, continued:

(*13)	The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Company exercises significant influence over the entity.

(*14)
The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Company can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

(*15)	The effective percentage of ownership is less than 50%. However, the entity is classified as a joint venture, because all consent was required to make decisions on related activities.

(*16)	According to the shareholders’ agreement, the parties have joint control over all decisions related to finance and operation. Accordingly, the entity is classified as joint ventures.

(*17)	The effective percentage of ownership changed due to the disproportionate capital reduction of financial investors during the year ended December 31, 2023.

(*18)
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

(*22)
The percentage of effective ownership is more
 than 20%. However, according to the shareholders’ agreement, decisions related principal operation must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

(*23)
According to the REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.). Investment Agreement signed in March 2011, the Company has a commitment to guarantee principal and certain returns on shares of REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.). held by NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation. Since NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation have put option regarding their share of the entity, the Company was deemed to have acquired an additional 15.64% stake. As a result, the effective percentage of ownership is 46.3% in the current and prior period. In accordance with shareholders' agreement signed during the current period, the Company has joint control with other investors in making important financial and operation decisions, so it has been reclassified from an associate to a joint venture.

(*24)	The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

(*25)
Due to the changes in the agreement, the Company lost its control over the entity. Accordingly, the entity is reclassified to a joint venture from a subsidiary. Although the effective percentage of ownership is more than 50%, decisions in relevant activities must be agreed by all members of the board of directors.

(*26)	The effective percentage of ownership is 37%, considering potential common stock.

(*27)
The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all members of the board of directors. Accordingly, the entity is classified as a joint venture.

(*28)
The effective percentage of ownership is more than 50%. However, by the shareholders’ agreement, the Company does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision committee. Accordingly, the entity is classified as an associate.

(*29)
The Company is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation, and KV Holdings, Inc.
T
he timing of and proceeds from such sales transaction is not specified as of December 31, 2023.

(*30)
The nominal percentage of ownership is 75.29% and the effective percentage of ownership is 56.91%, as the Company has an obligation to provide excessive dividend income to Gunsan City when a certain rate of return defined in the shareholders’ agreement is met.

(*31)	Although the investment has not yet been paid, commitment to pay 35% of investment in the future has been made.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2022 and 2023 are as follows, continued:

(*32)
Although the Company’s effective percentage of ownership is less than 20%, the entity has been classified as an associate as the Company has significant influence on the entity considering the fact that ordinary resolutions passed at the shareholders’ meeting require the majority decision and the Company has the right to elect the entity’s directors.

(*33)
Although the Company’s effective percentage of ownership is less than 20%, the Company can exercise significant influence on the entity through its contractual right to appoint one director to the entity’s board of directors.

(*34)
Although the Company’s effective percentage of ownership is more than 50%, the entity is reclassified as a joint venture since the entity’s material financial and operational decisions require unanimous agreement of members in the board of directors due to the shareholders’ agreement concluded during the year ended December 31, 2023.

(*35)
Although the Company’s effective percentage of ownership is more than 50%, the entity is reclassified as a joint venture considering the minimum number of the entity’s board of directors’ members required to agree for making decision on material financial and operational policies, as the joint shareholders’ agreement changed during the year ended December 31, 2023.

(*36)
Although the Company’s effective percentage of ownership is less than 20%, the entity is reclassified as a joint venture considering the Company can exercise significant influence on the entity due to the Company’s contractual right to appoint a director to the entity’s board of directors and the minimum number of the entity’s board of directors members required to agree for making decision on material financial and operational policies in accordance with the joint shareholders’ agreement .

(*37)
Although the Company’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture since the entity’s material financial and operational decisions require unanimous agreement of members in the board of directors.

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of December 31, 2022 and 2023 are as follows:

Investees		2022	2023
		In millions of won
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	￦	80,454	69,298
Korea Gas Corporation(*2)		684,180	466,830
YTN Co., Ltd. (*1)		50,220	54,180
SPC Power Corporation		121,995	92,219
PT. Bayan Resources TBK		11,326,001	11,090,934

(*1)
The Company sold all of its shares in YTN Co., Ltd. (21.43%) on February 15, 2024 at the price of ￦
221,490 million
as the Korea Communications Commission approved of the Company’s selling shares in entirety on February 7, 2024 (see Note 51).

(*2)
An indicator of impairment has been identified for the Company’s investment in Korea Gas Corporation (“KOGAS”) for the years ended December 31, 2022 and 2023 as management determined that the carrying amount of the investment in KOGAS at ￦2,085,296 million and ￦1,970,642 million respectively were significantly higher than its fair value. Accordingly, management has assessed the recoverable amount of the investment by estimating the Company’s share of the present value of the estimated future cash flows expected to be generated by KOGAS. The carrying amount of KOGAS as at December 31, 2022 and 2023 are supported by the recoverable amount determination and as such, no impairment has been recognized for the years ended December 31, 2022 and 2023.

The recoverable amount estimate is most sensitive to assumptions regarding long-term revenue forecasts as well as the discount rate:

•	Revenue forecasts: price and volume of gas sold are based on the long-term natural gas supply and demand programs approved by the Ministry of Trade, Industry & Energy.

•
Discount rate: the discount rate is derived using the weighted average cost of capital methodology adjusted for any risks that are not reflected in the underlying cash flows. A real post-tax discount rate of 5.20% and 4.01% was applied to post-tax cash flows respectively as at December 31, 2022 and 2023.

Changes in circumstances may affect the assumptions used to determine recoverable amount and could result in an impairment of KOGAS at future reporting dates.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2022 and 2023 are as follows:

2022
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Korea Gas Corporation	￦	1,815,513	—	—	(51,559)	305,638	7,746	7,958	2,085,296
Korea Electric Power Industrial Development Co., Ltd.		24,617	—	—	(1,872)	3,807	—	4,526	31,078
YTN Co., Ltd.		51,828	—	—	(450)	1,565	(34)	2,118	55,027
Gangwon Wind Power Co., Ltd.		10,554	—	—	(1,420)	3,024	—	—	12,158
Hyundai Green Power Co., Ltd.		121,955	—	—	(4,008)	1,770	1,345	(1,271)	119,791
Korea Power Exchange		269,728	—	—	—	772	—	4,626	275,126
Taebaek Wind Power Co., Ltd.		6,800	7,684	—	(825)	842	—	—	14,501
Taebaek Guinemi Wind Power Co., Ltd.		3,357	9,217	—	—	475	—	—	13,049
Pyeongchang Wind Power Co., Ltd.		5,411	5,454	—	(100)	3,695	—	(14,460)	—
Daeryun Power Co., Ltd.		25,426	—	—	—	429	1	871	26,727
Changjuk Wind Power Co., Ltd.		8,355	11,862	—	(1,350)	817	—	(19,684)	—
KNH Solar Co., Ltd.		2,278	—	—	—	606	(1)	—	2,883
SPC Power Corporation		65,046	—	—	(2,694)	1,188	7,330	(2)	70,868
Gemeng International Energy Co., Ltd.		595,218	—	—	—	(233)	(16,164)	—	578,821
PT. Cirebon Electric Power		121,969	—	—	(10,659)	14,776	704	8,324	135,114
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(11)	(787)	798	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(10)	(724)	734	—
PT Wampu Electric Power		35,077	—	—	(5,551)	5,848	54	2,315	37,743
PT. Bayan Resources TBK		661,289	—	—	(515,139)	531,528	7,041	—	684,719
S-Power Co., Ltd.		122,786	—	—	—	18,342	—	—	141,128
Pioneer Gas Power Limited		—	—	—	—	—	—	—	—
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		92,441	—	—	—	15,582	7,561	—	115,584
PT. Mutiara Jawa		2,569	—	—	—	1,197	(169)	—	3,597
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		3,808	—	—	—	(3,824)	—	16	—
Goseong Green Power Co., Ltd.		260,858	—	—	—	27,992	—	43	288,893
Gangneung Eco Power Co., Ltd.		2,288	—	—	—	(2,288)	—	—	—
Shin Pyeongtaek Power Co., Ltd.		93,074	—	—	—	40,713	—	36	133,823
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		223	—	—	—	55	—	—	278
Dongducheon Dream Power Co., Ltd.		74,198	—	—	—	15,086	—	16	89,300
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		1,704	—	—	—	(149)	—	—	1,555
GS Donghae Electric Power Co., Ltd.		243,772	—	—	—	15,717	—	656	260,145
Daegu Photovoltaic Co., Ltd.		2,342	—	—	(268)	775	—	—	2,849
Busan Green Energy Co., Ltd.		5,032	—	—	—	(667)	—	30	4,395
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—
Korea Electric Vehicle Charging Service		1,250	—	(1,293)	—	43	—	—	—
Hansuwon KNP Co., Ltd.		219	—	—	—	61	—	—	280
Korea Electric Power Corporation Fund		47,983	—	(25,297)	—	7,966	(1,810)	—	28,842
Energy Infra Asset Management Co., Ltd.		1,066	—	—	—	118	—	—	1,184
Daegu clean Energy Co., Ltd.		12	—	—	—	—	—	—	12
Yaksu ESS Co., Ltd.		716	—	—	—	(230)	—	—	486
Nepal Water & Energy Development Company Private Limited		66,333	—	—	—	(923)	4,530	—	69,940
Gwangyang Green Energy Co., Ltd.		25,466	—	—	—	(422)	—	—	25,044
PND S olar Co., Ltd.		1,229	—	—	—	174	—	—	1,403
Hyundai Eco Energy Co., Ltd.		5,572	—	—	—	2,058	1	—	7,631
YeongGwang Yaksu Wind Electric Co., Ltd.		233	—	—	—	143	—	(220)	156
Green Energy Electricity Generation Co., Ltd.		1,713	—	—	—	(142)	—	—	1,571
Korea Energy Solutions Co., Ltd.		123	—	—	—	(30)	—	—	93
ITR Co., Ltd.		32	—	—	—	(32)	—	—	—

F-11
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2022 and 2023 are as follows, continued:

2022
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)	￦	306	—	—	—	60	—	—	366
Namjeongsusang Solar Power Operation Co., Ltd.		361	—	—	—	12	—	—	373
Indeck Niles Development, LLC		246,273	—	(4,289)	—	21,975	21,840	16,239	302,038
Indeck Niles Asset Management, LLC		111	—	—	(497)	472	—	8	94
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		7,138	—	(202)	(392)	389	(1)	—	6,932
Suwon New Power Co., Ltd.		1,035	—	—	—	(116)	—	—	919
KPGE Inc.		309	—	(317)	—	8	—	—	—
Gwangbaek Solar Power Investment Co., Ltd.		4,806	—	—	—	327	—	—	5,133
Go deok Clean Energy Co., Ltd.		4,302	—	—	—	118	—	—	4,420
SureDataLab Co., Ltd.		128	—	—	—	49	—	—	177
SEP Co., Ltd.		7	—	—	—	(7)	—	—	—
Hankook Electric Power Information Co., Ltd.		161	—	—	—	121	—	(62)	220
Tronix Co., Ltd.		109	—	—	—	(37)	—	(6)	66
O2&B Global Co., Ltd.		35	—	—	—	1	—	—	36
Muan Sunshine Solar Power Plant Co., Ltd.		1,268	—	—	—	1,294	—	—	2,562
Bigeum Resident Photovoltaic Power Co., Ltd.		—	—	—	—	—	—	—	—
Goesan Solar Park Co., Ltd.		1,927	—	—	—	664	—	—	2,591
Saemangeum Heemang Photovoltaic Co., Ltd.		10,238	—	—	—	2,772	—	—	13,010
Bitgoel Eco Energy Co., Ltd.		4,356	3,240	—	—	1,355	—	—	8,951
Jeju Gimnyeong Wind Power Co., Ltd.		911	—	—	—	(39)	—	—	872
Seoroseoro Sunny Power Plant Co., Ltd.		721	—	—	—	138	—	—	859
Muan Solar park Co., Ltd.		6,083	—	—	(600)	2,377	(22)	—	7,838
YuDang Solar Co., Ltd.		565	—	—	(160)	181	—	—	586
Anjwa Smart Farm & Solar City Co., Ltd.		6,784	—	—	—	1,878	—	—	8,662
Daewon Green Energy Co., Ltd.		3,877	—	—	—	608	—	—	4,485
G.GURU Co., Ltd.		403	—	—	—	(103)	—	—	300
UD4M Co., Ltd.		144	—	—	—	17	—	—	161
Dongbu Highway Solar Co., Ltd.		265	—	—	—	87	—	—	352
Seobu Highway Solar Co., Ltd.		289	—	—	—	27	—	—	316
Korea Energy Data Co., Ltd.		62	—	—	—	—	—	—	62
Gangneung Sacheon Fuel Cell Co., Ltd.		1,878	3,745	—	—	(1,310)	(36)	—	4,277
KOSTURE Co., Ltd.		—	1	—	—	—	—	—	1
Digital Innovation Growth Fund		9,890	—	—	—	(204)	—	(9,686)	—
Taebaek Gadeoksan Wind Power Co., Ltd.		16,495	—	—	(1,784)	5,644	—	(315)	20,040
Chuncheon Green Energy Co., Ltd.		3,372	6,140	—	—	(357)	—	—	9,155
Yeomsubong Wind Power Co., Ltd.		95	—	—	—	(40)	—	7	62
Yeongyang Wind Power Corporation II		7,965	—	—	—	(504)	—	—	7,461
Haeparang Energy Co., Ltd.		2,241	—	—	—	(53)	—	—	2,188
Saemangeum Sebit Power Plant Co., Ltd.		6,000	7,788	—	—	4,855	—	4,556	23,199
Boulder Solar III, LLC		—	715	—	—	—	—	29	744
PlatformN. Co., Ltd.		—	105	—	—	(21)	—	—	84
PT. Cirebon Energi Prasarana		—	24,052	—	—	35,315	6,963	2,705	69,035
Green Radiation Co., Ltd.		—	—	—	—	(9)	—	20	11
Future Convergence Technology Laboratory. Co., Ltd.		—	76	—	—	(26)	—	—	50
SC E&G. Co,. Ltd.		—	90	—	—	124	—	—	214
REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.)		—	81	—	—	85	—	—	166
ACE		—	20	—	—	—	—	—	20
Environment and Energy Co., Ltd.		—	11	—	—	(1)	—	—	10
Santiago Solar Power SpA		—	13,853	—	—	(379)	(100)	(1)	13,373
Yanggu Floating Photovoltaic Power Plant Inc.		—	903	—	—	—	—	—	903

		5,232,373	95,037	(31,398)	(599,328)	1,091,588	45,268	10,924	5,844,464

F-11
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2022 and 2023 are as follows, continued:

2022
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Joint ventures>
KEPCO-Uhde Inc.	￦	58	—	—	—	(43)	—	2	17
Shuweihat Asia Power Investment B.V.		37,069	—	—	(3,545)	(1,303)	34,231	—	66,452
Shuweihat Asia Operation & Maintenance Company		1,380	—	—	(995)	1,154	92	—	1,631
Waterbury Lake Uranium L.P.		21,590	—	—	—	1	159	—	21,750
ASM-BG Investicii AD		18,692	—	(6,255)	(2,395)	2,979	1,534	—	14,555
RES Technology AD		16,703	—	(3,673)	(333)	1,427	1,009	—	15,133
KV Holdings, Inc.		2,527	—	—	(394)	7,747	(221)	—	9,659
KEPCO SPC Power Corporation		198,979	—	—	(34,280)	27,591	(12,696)	—	179,594
Gansu Datang Yumen Wind Power Co., Ltd.		6,635	—	—	—	(464)	(147)	—	6,024
Datang Chifeng Renewable Power Co., Ltd.		204,587	—	—	(8,732)	2,849	(6,722)	—	191,982
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		44,217	—	—	(2,694)	3,936	(1,061)	—	44,398
Rabigh Electricity Company		143,678	—	—	(11,447)	31,523	50,853	—	214,607
Rabigh Operation & Maintenance Company Limited		4,071	—	—	(2,735)	3,866	(89)	—	5,113
Jamaica Public Service Company Limited		294,649	—	—	(7,752)	28,541	19,494	(3,525)	331,407
KW Nuclear Components Co., Ltd.		15,734	—	—	(833)	2,189	—	—	17,090
Busan Shinho Solar Power Co., Ltd.		5,841	—	—	(478)	1,356	—	—	6,719
Global Trade Of Power System Co., Ltd.		597	—	—	—	101	—	—	698
Expressway Solar-light Power Generation Co., Ltd.		3,084	—	—	—	1,670	—	—	4,754
Amman Asia Electric Power Company		178,679	—	—	(19,350)	23,442	37,483	—	220,254
KAPES, Inc.		—	—	—	—	—	—	—	—
Honam Wind Power Co., Ltd.		4,041	—	—	(174)	952	—	—	4,819
Korea Power Engineering Service Co., Ltd.		5,415	—	—	(86)	145	—	69	5,543
Chun-cheon Energy Co., Ltd.		25,896	—	—	—	6,148	—	—	32,044
Yeonggwangbaeksu Wind Power Co., Ltd.		2,728	—	—	—	423	—	—	3,151
Nghi Son 2 Power LLC		—	172,480	—	—	51,218	185,141	—	408,839
Kelar S.A.		86,695	—	—	—	3,695	21,241	5,506	117,137
PT. Tanjung Power Indonesia		46,546	30,147	—	(6,104)	4,645	18,323	(650)	92,907
Incheon New Power Co., Ltd.		—	—	—	—	198	—	—	198
Seokmun Energy Co., Ltd.		13,842	—	—	—	3,494	—	—	17,336
Daehan Wind Power PSC		5,154	—	—	—	2,446	6,323	—	13,923
Barakah One Company		—	—	—	—	—	—	—	—
Nawah Energy Company		294	—	—	—	1	20	—	315
Momentum		368	—	—	(369)	345	1	—	345
Daegu Green Power Co., Ltd.		24,054	—	—	—	5,079	—	227	29,360
Yeonggwang Wind Power Co., Ltd.		17,646	—	—	—	3,067	—	—	20,713
Chester Solar IV SpA		—	—	—	—	202	(17)	(4)	181
Chester Solar V SpA		25	—	—	—	129	3	(1)	156
Diego de Almagro Solar SpA		362	—	—	—	154	2	22	540
South Jamaica Power Company Limited		37,360	—	—	—	6,625	2,452	—	46,437
Daesan Green Energy Co., Ltd.		21,244	—	—	—	(2,030)	—	4	19,218
RE Holiday Holdings LLC		73,167	—	—	(2,288)	2,526	11,965	—	85,370
RE Pioneer Holdings LLC		47,015	—	—	(1,337)	(275)	9,769	—	55,172
RE Barren Ridge 1 Holdings LLC		1,883	—	—	(1,625)	(2,886)	5,978	—	3,350
RE Astoria 2 LandCo LLC		5,998	—	—	(388)	571	418	—	6,599
RE Barren Ridge LandCo LLC		2,120	—	—	(160)	225	148	—	2,333
Laurel SpA		290	—	—	—	245	3	16	554
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		3,625	—	—	—	26	—	—	3,651
Chile Solar JV SpA		32,457	—	(24,894)	—	159	2,097	—	9,819
Cheong-Song Noraesan Wind Power Co., Ltd.		4,106	—	—	(672)	832	—	(3)	4,263
Chester Solar I SpA		1,120	—	—	—	120	(1)	75	1,314
Solar Philippines Calatagan Corporation		58,231	—	—	(1,710)	6,081	(5,700)	—	56,902
Saemangeum Solar Power Co., Ltd.		23,939	—	—	—	(388)	—	—	23,551

F-11
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2022 and 2023 are as follows, continued:

2022
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Joint ventures>
Chungsongmeon BongSan wind power Co., Ltd.	￦	3,808	—	—	—	(338)	—	—	3,470
Jaeun Resident Wind Power Plant Co., Ltd.		1,958	—	—	—	278	—	—	2,236
DE Energia SpA		8,921	—	—	—	—	615	—	9,536
Dangjin Eco Power Co., Ltd.		26,109	—	—	—	233	513	4	26,859
Haemodum Solar Co., Ltd.		3,081	—	—	—	286	—	—	3,367
Yangyang Wind Power Co., Ltd.		11,191	—	—	—	(327)	—	—	10,864
HORUS SOLAR, S.A. DE C.V.		5,842	—	—	—	841	293	—	6,976
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		4,536	—	—	—	68	295	—	4,899
SUNMEX RENOVABLES, S.A. DE C.V.		1,610	—	—	—	(151)	198	—	1,657
Stavro Holding II A.B.		17,627	952	—	—	157	(1,687)	122	17,171
Solaseado Solar Power Co., Ltd.		9,891	—	—	—	6,342	—	—	16,233
Yeongam Solar Power Co., Ltd.		6,838	—	—	—	3,041	—	—	9,879
Samsu Wind Power Co., Ltd.		2,828	—	—	—	377	—	—	3,205
Pulau Indah Power Plant Sdn. Bhd.		22,099	—	—	—	1,681	3,034	—	26,814
Sam-Yang Photovoltaic Power Co., Ltd.		4,993	—	—	—	(123)	—	(4,870)	—
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		21,456	485	(406)	(1,415)	1,603	—	—	21,723
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		16,288	—	(687)	—	(14)	—	—	15,587
PT Barito Wahana Tenaga		81,595	39	—	—	13,352	42,061	—	137,047
Cheongna Energy Co., Ltd.		11,198	—	—	—	(440)	—	—	10,758
Naepo Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)		—	—	—	—	—	—	—	—
OneEnergy Asia Limited		79,700	39,033	—	—	(18,294)	71,779	—	172,218
KAS Investment I LLC		15,273	—	—	—	2,426	548	—	18,247
KAS Investment II LLC		15,213	—	—	—	2,082	878	—	18,173
Energyco Co., Ltd.		1,535	—	—	—	655	—	—	2,190
CAES, LLC		18,435	—	—	(217)	(198)	1,756	1,029	20,805
Hapcheon Floating Photovoltaic Power Plant Inc.		6,971	—	—	—	1,500	—	—	8,471
Busan Industrial Solar Power Co., Ltd.		612	—	—	—	556	—	—	1,168
Bitsolar Energy Co., Ltd.		352	—	—	—	—	—	—	352
Pulau Indah O&M Sdn. Bhd.		—	—	—	—	—	—	—	—
Guadalupe Solar SpA		659	—	—	—	221	33	—	913
Omisan Wind Power Co., Ltd.		10,633	—	—	—	(222)	—	—	10,411
Foresight Iberian Solar Group Holding, S.L.		9,743	1,781	—	—	(1,016)	3	54	10,565
Yeongwol Eco Wind Co., Ltd.		3,196	—	—	—	(41)	—	—	3,155
Gurae Resident Power Co., Ltd.		395	—	—	—	(4)	—	—	391
Cheongju Eco Park Co., Ltd.		5,465	—	—	—	5,025	—	—	10,490
Enel X Midland Photovoltaic, LLC		1,688	—	—	—	168	—	—	1,856
Geumsungsan Wind Power Co., Ltd.		6,053	—	—	—	(2,560)	—	—	3,493
KEPCO KPS CARABAO Corp.		386	—	—	(104)	(105)	—	—	177
Prime Swedish Holding AB		15,441	20,896	—	—	(261)	—	169	36,245
Goheung New Energy Co., Ltd.		11,708	—	—	—	124	—	—	11,832
Gunsan Land Solar Co., Ltd.		19,317	—	—	—	8,220	7	—	27,544
CapMan Lynx SCA, SICAR		9,976	—	—	—	(10,195)	5,173	(4,954)	—
International Offshore Power Transmission Holding Company Limited		—	—	—	—	—	—	—	—
Pyeongchang Wind Power Co., Ltd.		—	—	—	—	—	—	14,464	14,464
Eumseong Eco Park Co., Ltd.		—	5,741	—	—	(184)	—	—	5,557
Songsan Green Energy Co., Ltd.		—	1,400	—	—	(13)	—	—	1,387
Changwon Nu-ri Energy Co., Ltd.		—	500	—	—	(3)	—	—	497

F-11
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2022 and 2023 are as follows, continued:

2022
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Joint ventures>
Hasami Wind Farm Corporation	￦	—	1,596	—	—	(7)	—	—	1,589
PungBack Wind Farm Corporation		—	7,884	—	—	(1,141)	—	—	6,743
Trumbull Asset Management, LLC		—	—	—	—	252	(1)	(5)	246
S-Power Chile SpA		—	127	—	—	—	—	—	127
Seungmun Green Energy		—	8,973	—	—	120	(39)	—	9,054
Seobusambo highway photovoltaics Co., Ltd.		—	(1)	—	—	—	—	3,067	3,066

		2,239,011	292,033	(35,915)	(112,612)	246,705	507,544	10,818	3,147,584

	￦	7,471,384	387,070	(67,313)	(711,940)	1,338,293	552,812	21,742	8,992,048

2023
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Korea Gas Corporation	￦	2,085,296	—	—	—	(155,819)	47,220	(6,054)	1,970,643
Korea Electric Power Industrial Development Co., Ltd.		31,078	—	—	(2,156)	1,790	—	(1,212)	29,500
YTN Co., Ltd.		55,027	—	—	(540)	(1,147)	(14)	(1,023)	52,303
Gangwon Wind Power Co., Ltd.		12,158	—	—	(2,272)	2,115	—	—	12,001
Hyundai Green Power Co., Ltd.		119,791	—	—	(3,555)	2,159	—	(222)	118,173
Korea Power Exchange		275,126	—	—	—	4,575	—	(5,415)	274,286
Taebaek Wind Power Co., Ltd.		14,501	—	—	—	—	—	(14,501)	—
Taebaek Guinemi Wind Power Co., Ltd.		13,049	—	—	—	481	—	—	13,530
Daeryun Power Co., Ltd.		26,727	—	—	—	143	(12)	(24)	26,834
KNH Solar Co., Ltd.		2,883	—	—	—	311	—	—	3,194
SPC Power Corporation		70,868	—	—	(2,669)	9,667	1,065	—	78,931
Gemeng International Energy Co., Ltd.		578,821	102,854	—	(12,527)	41,280	565	(5,181)	705,812
PT. Cirebon Electric Power		135,114	—	—	(10,770)	7,519	—	2,396	134,259
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(7)	(213)	220	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(7)	(196)	203	—
PT Wampu Electric Power		37,743	—	—	(3,850)	(268)	224	706	34,555
PT. Bayan Resources TBK		684,719	—	—	(344,360)	252,406	26,500	(58)	619,207
S-Power Co., Ltd.		141,128	—	—	—	21,637	—	—	162,765
Pioneer Gas Power Limited		—	—	—	—	—	—	—	—
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		115,584	—	—	—	(848)	1,642	—	116,378
PT. Mutiara Jawa		3,597	—	—	(459)	1,936	94	—	5,168
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Goseong Green Power Co., Ltd.		288,893	—	—	—	(1,240)	—	(29)	287,624
Gangneung Eco Power Co., Ltd.		—	258,100	—	—	(3,171)	—	—	254,929
Shin Pyeongtaek Power Co., Ltd.		133,823	—	—	(70,040)	81,258	—	(15)	145,026
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		278	—	—	—	16	—	—	294
Dongducheon Dream Power Co., Ltd.		89,300	—	—	—	(2,568)	—	471	87,203
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		1,555	—	—	—	(72)	—	—	1,483
GS Donghae Electric Power Co., Ltd.		260,145	—	—	(21,846)	21,240	—	(454)	259,085
Daegu Photovoltaic Co., Ltd.		2,849	—	—	(408)	363	—	—	2,804
Busan Green Energy Co., Ltd.		4,395	—	—	—	(1,137)	—	1	3,259
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—

F-11
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2022 and 2023 are as follows, continued:

2023
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Hansuwon KNP Co., Ltd.	￦	280	—	—	—	187	—	—	467
Korea Electric Power Corporation Fund		28,842	—	(2,266)	—	(2,865)	(290)	—	23,421
Energy Infra Asset Management Co., Ltd.		1,184	—	—	(89)	118	—	—	1,213
Daegu clean Energy Co., Ltd.		12	—	—	—	—	—	(12)	—
Yaksu ESS Co., Ltd.		486	—	—	—	(201)	—	—	285
Nepal Water & Energy Development Company Private Limited		69,940	40,103	—	—	(325)	855	—	110,573
Gwangyang Green Energy Co., Ltd.		25,044	—	—	—	(406)	—	—	24,638
PND S olar Co., Ltd.		1,403	—	—	—	107	—	—	1,510
Hyundai Eco Energy Co., Ltd.		7,631	—	—	(874)	1,198	(8)	—	7,947
YeongGwang Yaksu Wind Electric Co., Ltd.		156	—	—	—	(23)	—	—	133
Green Energy Electricity Generation Co., Ltd.		1,571	—	—	—	(1,563)	—	—	8
Korea Energy Solutions Co., Ltd.		93	—	—	—	77	—	—	170
ITR Co., Ltd.		—	—	—	—	(33)	—	33	—
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)		366	—	—	—	25	—	—	391
Namjeongsusang Solar Power Operation Co., Ltd.		373	—	(217)	—	(156)	—	—	—
Indeck Niles Development, LLC		302,038	—	—	—	32,067	(3,623)	4,919	335,401
Indeck Niles Asset Management, LLC		94	—	—	(337)	334	—	2	93
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		6,932	—	(428)	(373)	366	(1)	—	6,496
Suwon New Power Co., Ltd.		919	—	—	—	103	—	—	1,022
Gwangbaek Solar Power Investment Co., Ltd.		5,133	—	—	(644)	666	—	—	5,155
Go deok Clean Energy Co., Ltd.		4,420	—	—	—	303	—	—	4,723
SureDataLab Co., Ltd.		177	—	—	—	(63)	—	—	114
SEP Co., Ltd.		—	—	—	—	—	—	—	—
Hankook Electric Power Information Co., Ltd.		220	—	—	—	(6)	—	—	214
Tronix Co., Ltd.		66	—	—	—	154	—	—	220
O2&B Global Co., Ltd.		36	—	—	—	(15)	—	—	21
Muan Sunshine Solar Power Plant Co., Ltd.		2,562	—	—	(340)	600	—	—	2,822
Bigeum Resident Photovoltaic Power Co., Ltd.		—	—	—	—	(414)	414	—	—
Goesan Solar Park Co., Ltd.		2,591	—	—	—	286	—	—	2,877
Saemangeum Heemang Photovoltaic Co., Ltd.		13,010	—	—	—	1,410	—	—	14,420
Bitgoel Eco Energy Co., Ltd.		8,951	—	—	—	3,443	—	—	12,394
Jeju Gimnyeong Wind Power Co., Ltd.		872	—	—	—	(626)	—	—	246
Seoroseoro Sunny Power Plant Co., Ltd.		859	—	—	—	82	—	—	941
Muan Solar park Co., Ltd.		7,838	—	—	(2,680)	1,672	—	—	6,830
YuDang Solar Co., Ltd.		586	—	—	(100)	84	—	—	570
Anjwa Smart Farm & Solar City Co., Ltd.		8,662	—	—	(1,400)	403	—	—	7,665
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)		4,485	—	—	—	3,294	—	—	7,779
G.GURU Co., Ltd.		300	—	—	—	(133)	—	—	167
UD4M Co., Ltd.		161	—	—	—	(11)	—	—	150
Dongbu Highway Solar Co., Ltd.		352	—	—	—	28	—	—	380
Seobu Highway Solar Co., Ltd.		316	—	—	—	90	—	—	406
Korea Energy Data Co., Ltd.		62	—	—	—	(26)	—	—	36
Gangneung Sacheon Fuel Cell Co., Ltd.		4,277	—	—	—	3,593	—	—	7,870
KOSTURE Co., Ltd.		1	6	—	—	1	—	—	8

F-11
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2022 and 2023 are as follows, continued:

2023
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Taebaek Gadeoksan Wind Power Co., Ltd.	￦	20,040	—	—	(3,723)	3,109	—	—	19,426
Chuncheon Green Energy Co., Ltd.		9,155	—	—	—	(204)	(51)	—	8,900
Yeomsubong Wind Power Co., Ltd.		62	1,316	—	—	(507)	—	—	871
Yeongyang Wind Power Corporation II		7,461	—	—	—	2,639	—	—	10,100
Haeparang Energy Co., Ltd.		2,188	—	—	—	(84)	—	—	2,104
Saemangeum Sebit Power Plant Co., Ltd.		23,199	7,249	—	—	(709)	—	7,452	37,191
Boulder Solar III, LLC		744	—	—	—	—	—	10	754
PlatformN. Co., Ltd.		84	—	—	—	(84)	—	—	—
PT. Cirebon Energi Prasarana		69,035	—	—	—	7,328	(891)	1,125	76,597
Green Radiation Co., Ltd.		11	—	—	—	15	—	—	26
Future Convergence Technology Laboratory. Co., Ltd.		50	—	—	—	(14)	—	—	36
Eco Motion Co., Ltd. (formerly, SC E&G. Co,. Ltd.)		214	—	—	—	53	—	—	267
REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.)		166	—	—	—	(72)	—	26	120
ACE		20	—	—	—	(18)	—	—	2
Environment and Energy Co., Ltd.		10	—	—	—	(1)	—	—	9
Santiago Solar Power SpA		13,373	—	—	—	(1,522)	(82)	—	11,769
Yanggu Floating Photovoltaic Power Plant Inc.		903	—	—	—	(143)	—	—	760
Power Embedded		—	70	—	—	—	—	—	70
Changwon SG Energy Co., Ltd.		—	900	—	—	(117)	—	—	783
Donpyung Technology. Co., Ltd.		—	125	—	—	154	—	(25)	254
HORANG ENERGY Inc.		—	4,240	—	—	(91)	—	—	4,149
Hoenggye Renewable Energy Co., Ltd		—	2,375	—	—	—	—	—	2,375
Haman Green Energy Co., Ltd.		—	4,771	—	—	(1,790)	—	—	2,981
Songsan Green Energy Co., Ltd.		—	—	—	—	—	—	8,323	8,323

		5,844,464	422,109	(2,911)	(486,012)	334,379	73,198	(8,338)	6,176,889

<Joint ventures>
KEPCO-Uhde Inc.		17	—	—	—	(10)	—	(7)	—
Shuweihat Asia Power Investment B.V.		66,452	—	—	(512)	(440)	4,402	—	69,902
Shuweihat Asia Operation & Maintenance Company		1,631	—	—	(1,077)	1,237	27	—	1,818
Waterbury Lake Uranium L.P.		21,750	—	—	—	70	792	—	22,612
ASM-BG Investicii AD		14,555	—	—	(697)	680	201	—	14,739
RES Technology AD		15,133	—	—	(697)	(513)	460	—	14,383
KV Holdings, Inc.		9,659	—	—	—	280	161	(4,914)	5,186
KEPCO SPC Power Corporation		179,594	—	—	—	13,224	3,726	—	196,544
Gansu Datang Yumen Wind Power Co., Ltd.		6,024	—	—	—	316	(25)	—	6,315
Datang Chifeng Renewable Power Co., Ltd.		191,982	—	—	(14,293)	9,012	38	—	186,739
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		44,398	—	—	(1,771)	639	(59)	—	43,207
Rabigh Electricity Company		214,607	—	—	(6,263)	28,456	(1,749)	—	235,051
Rabigh Operation & Maintenance Company Limited		5,113	—	—	(2,994)	2,759	86	—	4,964
Jamaica Public Service Company Limited		331,407	—	—	(15,715)	32,862	7,959	(6,647)	349,866
KW Nuclear Components Co., Ltd.		17,090	—	—	(833)	2,423	—	—	18,680
Busan Shinho Solar Power Co., Ltd.		6,719	—	—	(1,169)	1,119	—	—	6,669
Global Trade Of Power System Co., Ltd.		698	—	—	—	(83)	—	—	615

F-11
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2022 and 2023 are as follows, continued:

2023
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Joint ventures>
Expressway Solar-light Power Generation Co., Ltd.	￦	4,754	—	—	—	433	—	—	5,187
Amman Asia Electric Power Company		220,254	—	—	(15,636)	17,833	973	—	223,424
KAPES, Inc.		—	—	—	(1,162)	1,162	—	—	—
Honam Wind Power Co., Ltd.		4,819	—	—	(522)	446	—	—	4,743
Korea Power Engineering Service Co., Ltd.		5,543	—	—	(44)	349	—	(140)	5,708
Chun-cheon Energy Co., Ltd.		32,044	—	—	—	3,039	—	—	35,083
Yeonggwangbaeksu Wind Power Co., Ltd.		3,151	—	—	—	292	—	—	3,443
Nghi Son 2 Power LLC		408,839	—	—	—	14,742	(5,592)	—	417,989
Kelar S.A.		117,137	—	—	—	11,655	848	1,889	131,529
PT. Tanjung Power Indonesia		92,907	—	—	(12,641)	9,679	338	(132)	90,151
Incheon New Power Co., Ltd.		198	—	—	(69)	147	—	22	298
Seokmun Energy Co., Ltd.		17,336	—	—	—	(745)	—	—	16,591
Daehan Wind Power PSC		13,923	—	—	—	2,437	66	—	16,426
Barakah One Company		—	—	—	—	—	—	—	—
Nawah Energy Company		315	—	—	—	10	5	—	330
MOMENTUM		345	—	—	(365)	208	21	—	209
Daegu Green Power Co., Ltd.		29,360	—	—	—	(2,856)	—	(74)	26,430
Yeonggwang Wind Power Co., Ltd.		20,713	—	—	(2,688)	5,355	—	—	23,380
Chester Solar IV SpA		181	—	—	—	324	(21)	—	484
Chester Solar V SpA		156	—	—	—	35	(3)	3	191
Diego de Almagro Solar SpA		540	—	—	—	447	(37)	4	954
South Jamaica Power Company Limited		46,437	—	—	(7,667)	3,709	630	—	43,109
Daesan Green Energy Co., Ltd.		19,218	—	—	—	2,977	—	(4)	22,191
RE Holiday Holdings LLC		85,370	—	—	(1,549)	(1,425)	1,696	—	84,092
RE Pioneer Holdings LLC		55,172	—	—	(1,162)	(2,089)	2,160	—	54,081
RE Barren Ridge 1 Holdings LLC		3,350	—	—	(3,087)	(1,733)	59,624	—	58,154
RE Astoria 2 LandCo LLC		6,599	—	—	(354)	575	117	—	6,937
RE Barren Ridge LandCo LLC		2,333	—	—	(161)	228	41	—	2,441
Laurel SpA		554	—	—	—	64	(14)	9	613
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		3,651	—	—	—	(23)	91	—	3,719
Chile Solar JV SpA		9,819	—	—	—	3,569	1,276	(14,664)	—
Cheong-Song Noraesan Wind Power Co., Ltd.		4,263	—	—	(865)	358	—	—	3,756
Chester Solar I SpA		1,314	—	—	—	(71)	(29)	24	1,238
Solar Philippines Calatagan Corporation		56,902	—	—	(6,025)	6,025	1,228	—	58,130
Saemangeum Solar Power Co., Ltd.		23,551	—	—	—	(132)	—	—	23,419
Chungsongmeon BongSan wind power Co., Ltd.		3,470	—	—	—	(805)	—	—	2,665
Jaeun Resident Wind Power Plant Co., Ltd.		2,236	—	—	—	(22)	—	—	2,214
DE Energia SpA		9,536	—	—	—	—	167	—	9,703
Dangjin Eco Power Co., Ltd.		26,859	—	—	—	212	(318)	—	26,753
Haemodum Solar Co., Ltd.		3,367	—	—	(392)	147	—	—	3,122
Yangyang Wind Power Co., Ltd.		10,864	—	—	—	(429)	—	—	10,435
HORUS SOLAR, S.A. DE C.V.		6,976	—	—	—	3,594	611	—	11,181
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		4,899	—	—	—	4,088	1,948	—	10,935
SUNMEX RENOVABLES, S.A. DE C.V.		1,657	—	—	—	1,482	402	—	3,541
Stavro Holding II A.B.		17,171	—	—	—	(17)	149	960	18,263
Solaseado Solar Power Co., Ltd.		16,233	—	—	—	1,720	—	—	17,953
Yeongam Solar Power Co., Ltd.		9,879	—	—	(592)	350	—	—	9,637
Samsu Wind Power Co., Ltd.		3,205	—	—	(514)	331	—	—	3,022

F-11
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2022 and 2023 are as follows, continued:

2023
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Joint ventures>
Pulau Indah Power Plant Sdn. Bhd.	￦	26,814	—	—	(27)	671	(2,360)	505	25,603
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		21,723	928	(1,092)	(1,568)	1,906	—	—	21,897
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		15,587	—	(96)	—	(4)	—	—	15,487
PT Barito Wahana Tenaga		137,047	—	—	—	20,546	(599)	—	156,994
Cheongna Energy Co., Ltd.		10,758	—	—	—	14,791	—	—	25,549
Naepo Green Energy Co., Ltd.		—	—	—	—	5,285	—	—	5,285
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)		—	—	—	—	—	—	—	—
OneEnergy Asia Limited		172,218	79,182	—	—	39,091	(525)	—	289,966
KAS INVESTMENT I LLC		18,247	—	—	—	(2,223)	(240)	—	15,784
KAS INVESTMENT II LLC		18,173	—	—	—	(2,225)	(239)	—	15,709
Energyco Co., Ltd.		2,190	—	—	—	(50)	—	—	2,140
CAES, LLC		20,805	—	—	—	(860)	114	321	20,380
Hapcheon Floating Photovoltaic Power Plant Inc.		8,471	—	—	—	1,877	—	—	10,348
Busan Industrial Solar Power Co., Ltd.		1,168	—	—	—	(110)	—	—	1,058
Bitsolar Energy Co., Ltd.		352	—	—	—	—	—	—	352
Pulau Indah O&M Sdn. Bhd.		—	—	—	—	—	—	—	—
Guadalupe Solar SpA		913	—	—	—	322	(35)	—	1,200
Omisan Wind Power Co., Ltd.		10,411	—	—	—	(182)	—	—	10,229
Foresight Iberian Solar Group Holding, S.L.		10,565	—	—	—	(2,034)	—	(412)	8,119
Yeongwol Eco Wind Co., Ltd.		3,155	—	—	—	869	—	—	4,024
Gurae Resident Power Co., Ltd.		391	—	—	—	178	—	—	569
Cheongju Eco Park Co., Ltd.		10,490	—	—	—	(1,418)	—	—	9,072
Enel X Midland Photovoltaic, LLC		1,856	516	—	—	170	—	—	2,542
Geumsungsan Wind Power Co., Ltd.		3,493	—	—	—	2,022	—	—	5,515
KEPCO KPS CARABAO Corp.		177	—	—	—	(184)	7	—	—
Prime Swedish Holding AB		36,245	820	—	—	(236)	—	1,960	38,789
Goheung New Energy Co., Ltd.		11,832	—	—	—	3,904	—	—	15,736
Gunsan Land Solar Co., Ltd.		27,544	—	—	—	(5,115)	—	—	22,429
CapMan Lynx SCA, SICAR		—	—	—	—	—	—	—	—
International Offshore Power Transmission Holding Company Limited		—	—	—	—	338	1,085	—	1,423
Pyeongchang Wind Power Co., Ltd.		14,464	—	—	(870)	(1,366)	—	—	12,228
Eumseong Eco Park Co., Ltd.		5,557	—	—	—	2,829	—	—	8,386
Songsan Green Energy Co., Ltd.		1,387	7,000	—	—	(25)	(39)	(8,323)	—
Changwon Nu-ri Energy Co., Ltd.		497	7,595	—	—	(27)	(38)	—	8,027
Hasami Wind Farm Corporation		1,589	—	(1,586)	—	(3)	—	—	—
PungBack Wind Farm Corporation		6,743	—	—	—	1,197	—	—	7,940
Trumbull Asset Management, LLC		246	1	—	—	693	—	(4)	936
S-Power Chile SpA		127	—	—	—	(70)	4	3	64
Seungmun Green Energy		9,054	—	—	—	703	—	—	9,757
Seobusambo highway photovoltaics Co., Ltd.		3,066	—	—	—	514	—	—	3,580
Yangyang Suri Wind Power Co., Ltd.		—	10,498	—	—	(890)	—	—	9,608
Kepco for Power Company		—	3,083	—	—	(2,109)	25	(564)	435
Taebaek Wind Power Co., Ltd.		—	—	—	(2,820)	2,251	—	14,501	13,932
Jeonju Bio Green Energy Co., Ltd.		—	3,250	—	—	(55)	—	—	3,195

F-1
19

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2022 and 2023 are as follows, continued:

2023
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Joint ventures>
Kumyang Eco Park Co., Ltd.	￦	—	3,663	—	—	—	—	—	3,663
Jeongeup Green Power Co., Ltd.		—	1,560	—	—	—	—	—	1,560
Hadong E-factory Co., Ltd.		—	350	—	—	—	(1)	—	349
Namyangju Combined Heat and Power Co., Ltd.		—	3,850	—	—	—	—	—	3,850
Wadi Noor Solar Power Company SAOC		—	847	—	—	—	(1)	—	846
Fairhaven Energy Storage LLC		—	—	—	—	—	—	—	—

		3,147,584	123,143	(2,774)	(106,801)	260,677	79,554	(15,684)	3,485,699

	￦	8,992,048	545,252	(5,685)	(592,813)	595,056	152,752	(24,022)	9,662,588

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2022 and 2023 are as follows:

2022
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
Korea Gas Corporation	￦	62,424,983	52,014,243	51,724,287	1,497,008
Korea Electric Power Industrial Development Co., Ltd.		148,112	40,946	336,333	15,434
YTN Co., Ltd.		364,115	107,324	152,187	7,250
Gangwon Wind Power Co., Ltd.		86,758	6,029	40,130	20,163
Hyundai Green Power Co., Ltd.		773,998	360,926	105,374	5,010
Korea Power Exchange		311,691	36,564	118,501	1,036
Taebaek Wind Power Co., Ltd.		27,562	3,394	7,565	551
Taebaek Guinemi Wind Power Co., Ltd.		44,036	28,709	6,793	1,906
Daeryun Power Co., Ltd.		1,201,510	799,370	472,211	4,999
KNH Solar Co., Ltd.		13,584	2,905	4,348	2,173
SPC Power Corporation		254,951	26,417	80,630	25,614
Gemeng International Energy Co., Ltd.		7,796,180	5,460,183	3,183,398	11,637
PT. Cirebon Electric Power		691,311	199,987	287,261	53,730
KNOC Nigerian East Oil Co., Ltd.		26,491	109,974	—	(72)
KNOC Nigerian West Oil Co., Ltd.		28,537	105,292	—	(72)
PT Wampu Electric Power		209,815	127,764	21,773	12,713
PT. Bayan Resources TBK		4,994,538	2,518,129	6,076,844	3,042,123
S-Power Co., Ltd.		937,067	646,411	1,091,425	37,104
Pioneer Gas Power Limited		271,340	477,127	—	(46,290)
Eurasia Energy Holdings		648	1,156	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,371,292	904,907	174,693	61,020
PT. Mutiara Jawa		26,024	13,622	15,421	4,912
Samcheok Eco Materials Co., Ltd.		24,952	1,609	11,907	(1,127)
Noeul Green Energy Co., Ltd.		82,611	101,472	23,493	(31,970)
Goseong Green Power Co., Ltd.		5,518,258	4,516,607	1,999,825	26,981
Gangneung Eco Power Co., Ltd.		4,907,872	4,900,408	435,755	(142,387)
Shin Pyeongtaek Power Co., Ltd.		1,203,406	839,568	957,062	100,554
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,788	802	558	200
Dongducheon Dream Power Co., Ltd.		1,521,089	1,219,018	2,240,175	43,072
Jinbhuvish Power Generation Pvt. Ltd.		60,477	12,489	—	—

F-12
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2022 and 2023 are as follows, continued:

2022
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
Daejung Offshore Wind Power Co., Ltd.	￦	5,350	2,013	—	(228)
GS Donghae Electric Power Co., Ltd.		2,130,287	1,365,156	1,053,112	46,226
Daegu Photovoltaic Co., Ltd.		13,254	3,431	4,755	2,914
Busan Green Energy Co., Ltd.		168,588	153,432	72,290	(7,409)
Gunsan Bio Energy Co., Ltd.		8,397	29,524	—	(649)
Hansuwon KNP Co., Ltd.		1,887	368	2,149	210
Korea Electric Power Corporation Fund		29,530	130	8,034	7,854
Energy Infra Asset Management Co., Ltd.		12,874	918	4,954	1,354
Daegu clean Energy Co., Ltd.		368	324	—	(1)
Yaksu ESS Co., Ltd.		5,984	4,314	851	(146)
Nepal Water & Energy Development Company Private Limited		241,061	141,199	70,923	(1,364)
Gwangyang Green Energy Co., Ltd.		170,390	45,260	—	(1,923)
PND S olar Co., Ltd.		36,174	31,868	5,940	217
Hyundai Eco Energy Co., Ltd.		181,566	142,533	29,209	10,270
YeongGwang Yaksu Wind Electric Co., Ltd.		40,712	39,924	6,628	1,480
Green Energy Electricity Generation Co., Ltd.		75,033	72,300	1,404	(488)
Korea Energy Solutions Co., Ltd.		843	377	437	(185)
ITR Co., Ltd.		446	472	188	(190)
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)		1,948	383	732	202
Namjeongsusang Solar Power Operation Co., Ltd.		55,616	53,261	7,724	83
Indeck Niles Development, LLC		1,178,303	762,139	302,041	(22,541)
Indeck Niles Asset Management, LLC		299	16	1,863	1,136
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		14,356	210	826	796
Suwon New Power Co., Ltd.		2,142	164	—	11
Gwangbaek Solar Power Investment Co., Ltd.		307,864	296,915	10,270	743
Go deok Clean Energy Co., Ltd.		71,431	60,382	—	(1,101)
SureDataLab Co., Ltd.		879	140	938	203
SEP Co., Ltd.		38	103	—	(98)
Hankook Electric Power Information Co., Ltd.		2,334	997	1,797	392
Tronix Co., Ltd.		2,880	2,354	1,938	(226)
O2&B Global Co., Ltd.		419	238	220	5
Muan Sunshine Solar Power Plant Co., Ltd.		142,911	132,573	19,591	6,467
Bigeum Resident Photovoltaic Power Co., Ltd.		107,690	109,229	—	(537)
Goesan Solar Park Co., Ltd.		52,235	43,299	7,642	2,292
Saemangeum Heemang Photovoltaic Co., Ltd.		160,695	125,635	29,543	6,481
Bitgoel Eco Energy Co., Ltd.		85,236	66,987	10,054	3,229
Jeju Gimnyeong Wind Power Co., Ltd.		63,471	60,564	12,231	(130)
Seoroseoro Sunny Power Plant Co., Ltd.		7,015	5,045	1,157	247
Muan Solar park Co., Ltd.		225,894	188,329	36,081	11,339
YuDang Solar Co., Ltd.		22,073	19,144	3,997	957
Anjwa Smart Farm & Solar City Co., Ltd.		278,806	239,581	42,477	9,672
Daewon Green Energy Co., Ltd.		141,974	124,460	45,095	4,037
G.GURU Co., Ltd.		1,228	12	478	(423)
UD4M Co., Ltd.		1,322	197	1,109	59
Dongbu Highway Solar Co., Ltd.		17,935	16,426	2,901	439
Seobu Highway Solar Co., Ltd.		18,236	16,655	3,052	138
Korea Energy Data Co., Ltd.		339	128	308	5
Gangneung Sacheon Fuel Cell Co., Ltd.		108,688	98,470	—	(2,720)
KOSTURE Co., Ltd.		180	24	293	32
Taebaek Gadeoksan Wind Power Co., Ltd.		197,944	139,004	31,534	19,406
Chuncheon Green Energy Co., Ltd.		159,151	138,925	—	(858)
Yeomsubong Wind Power Co., Ltd.		4,369	2,829	—	(859)

F-12
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2022 and 2023 are as follows, continued:

2022
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
Yeongyang Wind Power Corporation II	￦	104,821	86,984	—	(1,678)
Haeparang Energy Co., Ltd.		19,394	10,721	—	(211)
Saemangeum Sebit Power Plant Co., Ltd.		167,822	131,383	23,159	7,742
Boulder Solar III, LLC		1,896	—	—	—
PlatformN. Co., Ltd.		379	94	486	(70)
PT. Cirebon Energi Prasarana		3,361,288	2,670,941	319,986	36,451
Green Radiation Co., Ltd.		111	34	89	(93)
Future Convergence Technology Laboratory. Co., Ltd.		551	302	9	(130)
SC E&G. Co,. Ltd.		1,199	131	1,048	609
REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.)		1,275	447	754	499
ACE		100	—	—	—
Environment and Energy Co., Ltd.		93	—	—	(7)
Santiago Solar Power SpA		56,138	29,390	—	(2,943)
Yanggu Floating Photovoltaic Power Plant Inc.		3,115	—	—	—
<Joint ventures>
KEPCO-Uhde Inc.		48	15	—	(84)
Shuweihat Asia Power Investment B.V.		135,646	29	—	(2,660)
Shuweihat Asia Operation & Maintenance Company		3,037	71	3,013	2,099
Waterbury Lake Uranium L.P.		66,706	117	—	—
ASM-BG Investicii AD		72,999	43,889	16,056	6,230
RES Technology AD		62,345	32,079	11,205	3,018
KV Holdings, Inc.		24,149	1	1	353
KEPCO SPC Power Corporation		267,904	29,082	253,145	44,751
Gansu Datang Yumen Wind Power Co., Ltd.		67,651	52,592	10,048	(1,161)
Datang Chifeng Renewable Power Co., Ltd.		835,331	355,377	140,343	42,889
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		168,680	57,685	29,459	4,919
Rabigh Electricity Company		2,520,946	1,855,836	322,108	65,550
Rabigh Operation & Maintenance Company Limited		23,664	10,882	32,572	9,176
Jamaica Public Service Company Limited		2,310,611	1,515,361	1,499,897	69,458
KW Nuclear Components Co., Ltd.		40,381	2,013	16,968	6,755
Busan Shinho Solar Power Co., Ltd.		36,868	9,991	10,543	5,424
Global Trade Of Power System Co., Ltd.		5,628	3,222	8,434	351
Expressway Solar-light Power Generation Co., Ltd.		14,248	4,740	3,711	1,654
Amman Asia Electric Power Company		759,885	392,795	28,665	39,090
KAPES, Inc.		82,943	45,068	20,006	3,797
Honam Wind Power Co., Ltd.		34,028	17,522	8,781	3,283
Korea Power Engineering Service Co., Ltd.		20,931	1,817	9,176	500
Chun-cheon Energy Co., Ltd.		629,202	521,212	585,641	19,940
Yeonggwangbaeksu Wind Power Co., Ltd.		80,042	59,070	14,150	2,764
Nghi Son 2 Power LLC		3,652,801	2,835,123	589,023	102,436
Kelar S.A.		689,802	514,085	107,577	943
PT. Tanjung Power Indonesia		730,239	464,791	99,169	13,619
Incheon New Power Co., Ltd.		2,633	755	4,497	1,244
Seokmun Energy Co., Ltd.		212,509	152,731	61,513	12,064
Daehan Wind Power PSC		145,065	117,219	17,958	5,524
Barakah One Company		33,587,352	34,422,965	498,129	(444,338)
Nawah Energy Company		338,883	337,134	395,580	3
Momentum		7,315	6,280	30,864	1,036
Daegu Green Power Co., Ltd.		551,431	459,881	516,254	9,364
Yeonggwang Wind Power Co., Ltd.		233,695	189,737	31,221	6,700
Chester Solar IV SpA		12,728	12,469	1,521	(174)
Chester Solar V SpA		4,364	4,315	520	83

F-12
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2022 and 2023 are as follows, continued:

2022
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Joint ventures>
Diego de Almagro Solar SpA	￦	15,908	14,946	1,877	(288)
South Jamaica Power Company Limited		521,558	289,359	314,064	33,348
Daesan Green Energy Co., Ltd.		245,826	190,918	101,689	(6,641)
RE Holiday Holdings LLC		351,243	180,503	22,671	3,022
RE Pioneer Holdings LLC		263,232	152,888	15,701	369
RE Barren Ridge 1 Holdings LLC		226,504	100,436	11,740	(903)
RE Astoria 2 LandCo LLC		13,517	319	1,004	913
RE Barren Ridge LandCo LLC		4,761	95	389	357
Laurel SpA		11,221	10,447	1,424	54
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		29,517	74	—	(260)
Chile Solar JV SpA		75,246	55,609	7,842	6,425
Cheong-Song Noraesan Wind Power Co., Ltd.		55,948	41,464	7,988	1,916
Chester Solar I SpA		13,246	10,933	1,094	(221)
Solar Philippines Calatagan Corporation		113,327	36,756	17,728	10,194
Saemangeum Solar Power Co., Ltd.		35,890	6,817	—	(479)
Chungsongmeon BongSan wind power Co., Ltd.		81,030	75,207	—	(1,120)
Jaeun Resident Wind Power Plant Co., Ltd.		89,756	82,047	—	(190)
DE Energia SpA		48,350	62,481	5,959	(1,109)
Dangjin Eco Power Co., Ltd.		98,714	20,721	4,185	700
Haemodum Solar Co., Ltd.		22,974	16,103	2,556	581
Yangyang Wind Power Co., Ltd.		107,471	85,829	—	(634)
HORUS SOLAR, S.A. DE C.V.		156,436	133,714	5,568	5,628
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		173,262	155,009	468	457
SUNMEX RENOVABLES, S.A. DE C.V.		129,502	118,449	—	(1,008)
Stavro Holding II A.B.		85,883	27	—	61
Solaseado Solar Power Co., Ltd.		363,492	325,262	51,198	16,301
Yeongam Solar Power Co., Ltd.		329,714	281,791	44,568	8,563
Samsu Wind Power Co., Ltd.		71,123	54,254	10,118	1,987
Pulau Indah Power Plant Sdn. Bhd.		760,536	675,853	797	6,723
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		71,851	74	4,850	5,431
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,341	22	38	(10)
PT Barito Wahana Tenaga		447,688	—	—	49,471
Cheongna Energy Co., Ltd.		385,935	368,340	100,200	(889)
Naepo Green Energy Co., Ltd.		448,309	499,528	8,905	(34,347)
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)		470,677	530,304	278,363	(12,893)
OneEnergy Asia Limited		1,039,987	673,223	—	16,041
KAS Investment I LLC		61,907	861	1,603	6,998
KAS Investment II LLC		61,661	861	1,592	6,967
Energyco Co., Ltd.		56,996	52,304	7,898	2,258
CAES, LLC		49,676	6	—	(547)
Hapcheon Floating Photovoltaic Power Plant Inc.		78,768	61,561	12,705	3,061
Busan Industrial Solar Power Co., Ltd.		21,149	18,016	3,190	901
Bitsolar Energy Co., Ltd.		78,779	83,324	9,557	261
Pulau Indah O&M Sdn. Bhd.		—	—	—	—
Guadalupe Solar SpA		10,148	8,790	924	(43)
Omisan Wind Power Co., Ltd.		142,274	117,881	—	(519)
Foresight Iberian Solar Group Holding, S.L.		94,181	81,997	—	(1,365)
Yeongwol Eco Wind Co., Ltd.		87,856	83,281	—	(144)
Gurae Resident Power Co., Ltd.		11,649	10,467	—	(19)
Cheongju Eco Park Co., Ltd.		152,139	116,639	66,260	17,319
Enel X Midland Photovoltaic, LLC		10,289	1,010	1,684	837
Geumsungsan Wind Power Co., Ltd.		125,324	115,196	—	(1,770)

F-12
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2022 and 2023 are as follows, continued:

2022
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Joint ventures>
KEPCO KPS CARABAO Corp.	￦	2,025	1,582	611	(327)
Prime Swedish Holding AB		77,942	114	—	(577)
Goheung New Energy Co., Ltd.		136,682	113,393	—	(1,591)
Gunsan Land Solar Co., Ltd.		158,371	121,785	28,828	12,154
CapMan Lynx SCA, SICAR		112,718	102,810	504	(16,780)
International Offshore Power Transmission Holding Company Limited		4,680	71,468	—	(68,093)
Pyeongchang Wind Power Co., Ltd.		70,599	45,661	14,524	3,693
Eumseong Eco Park Co., Ltd.		136,909	119,736	—	(636)
Songsan Green Energy Co., Ltd.		5,500	—	—	(69)
Changwon Nu-ri Energy Co., Ltd.		1,490	—	—	(10)
Hasami Wind Farm Corporation		3,100	—	—	(23)
PungBack Wind Farm Corporation		46,957	31,667	—	(3,089)
Trumbull Asset Management, LLC		316	—	656	323
S-Power Chile SpA		2,430	2,450	1,334	22
Seungmun Green Energy		46,283	18,843	—	367
Seobusambo highway photovoltaics Co., Ltd.		8,286	4,453	217	265

F-12
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2022 and 2023 are as follows, continued:

2023
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
Korea Gas Corporation	￦	57,254,666	47,428,628	44,555,995	(747,428)
Korea Electric Power Industrial Development Co., Ltd.		174,788	73,065	354,850	21,170
YTN Co., Ltd.		352,188	108,108	130,450	(3,616)
Gangwon Wind Power Co., Ltd.		83,062	3,380	32,525	14,098
Hyundai Green Power Co., Ltd.		738,107	330,616	107,367	7,446
Korea Power Exchange		366,092	91,806	119,182	4,443
Taebaek Guinemi Wind Power Co., Ltd.		42,243	26,200	5,529	716
Daeryun Power Co., Ltd.		1,120,453	716,752	451,527	4,043
KNH Solar Co., Ltd.		12,142	314	3,535	1,394
SPC Power Corporation		287,249	28,485	106,926	27,946
Gemeng International Energy Co., Ltd.		7,507,274	5,189,729	2,963,614	33,580
PT. Cirebon Electric Power		665,365	177,150	265,054	27,341
KNOC Nigerian East Oil Co., Ltd.		27,029	112,017	—	(50)
KNOC Nigerian West Oil Co., Ltd.		29,157	107,300	—	(50)
PT Wampu Electric Power		206,943	131,823	20,155	(582)
PT. Bayan Resources TBK		4,447,335	2,018,870	4,675,174	1,670,522
S-Power Co., Ltd.		762,398	427,807	1,012,050	44,730
Pioneer Gas Power Limited		274,693	532,005	551	(49,745)
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,370,110	900,713	171,978	(5,674)
PT. Mutiara Jawa		27,296	9,474	16,160	7,999
Samcheok Eco Materials Co., Ltd.		22,544	39,895	8,028	(1,776)
Noeul Green Energy Co., Ltd.		89,861	107,834	24,017	920
Goseong Green Power Co., Ltd.		5,374,233	4,372,531	1,580,545	152
Gangneung Eco Power Co., Ltd.		5,381,984	4,665,083	1,419,436	(7,388)
Shin Pyeongtaek Power Co., Ltd.		1,222,968	832,633	1,040,219	201,635
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,618	573	575	82
Dongducheon Dream Power Co., Ltd.		1,337,529	1,042,681	1,744,247	(8,608)
Jinbhuvish Power Generation Pvt. Ltd.		61,227	12,644	—	—
Daejung Offshore Wind Power Co., Ltd.		5,277	2,094	—	(145)
GS Donghae Electric Power Co., Ltd.		1,932,098	1,170,085	876,826	62,471
Daegu Photovoltaic Co., Ltd.		14,140	4,471	4,225	1,772
Busan Green Energy Co., Ltd.		160,299	149,060	69,108	(3,920)
Hansuwon KNP Co., Ltd.		3,063	899	7,618	645
Korea Electric Power Corporation Fund		23,981	108	332	(2,921)
Energy Infra Asset Management Co., Ltd.		13,628	1,371	5,130	1,254
Daegu clean Energy Co., Ltd.		368	324	—	(1)
Yaksu ESS Co., Ltd.		5,697	4,717	508	(691)
Nepal Water & Energy Development Company Private Limited		327,057	167,792	82,720	(3,186)
Gwangyang Green Energy Co., Ltd.		370,778	247,675	—	(2,034)
PND S olar Co., Ltd.		34,804	30,127	5,413	373
Hyundai Eco Energy Co., Ltd.		169,180	128,481	26,266	7,206
YeongGwang Yaksu Wind Electric Co., Ltd.		38,720	38,173	5,593	(241)
Green Energy Electricity Generation Co., Ltd.		69,667	72,325	948	(5,392)
Korea Energy Solutions Co., Ltd.		1,151	303	643	87
ITR Co., Ltd.		480	490	144	(234)
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)		1,818	127	771	178
Indeck Niles Development, LLC		1,157,838	675,638	318,392	64,813
Indeck Niles Asset Management, LLC		307	29	1,081	1,001
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		13,444	186	820	747
Suwon New Power Co., Ltd.		3,448	1,130	2,318	341
Gwangbaek Solar Power Investment Co., Ltd.		287,838	276,840	11,267	1,513
Go deok Clean Energy Co., Ltd.		139,352	127,545	22,671	2,426
SureDataLab Co., Ltd.		890	416	548	(263)

F-12
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2022 and 2023 are as follows, continued:

2023
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
SEP Co., Ltd.	￦	45	117	—	(7)
Hankook Electric Power Information Co., Ltd.		2,270	974	1,672	223
Tronix Co., Ltd.		4,564	2,807	2,718	578
O2&B Global Co., Ltd.		369	264	242	(73)
Muan Sunshine Solar Power Plant Co., Ltd.		136,382	124,745	16,360	2,999
Bigeum Resident Photovoltaic Power Co., Ltd.		303,462	309,185	—	(3,031)
Goesan Solar Park Co., Ltd.		50,659	40,738	6,530	985
Saemangeum Heemang Photovoltaic Co., Ltd.		152,496	113,407	23,448	4,063
Bitgoel Eco Energy Co., Ltd.		85,571	60,302	29,907	7,019
Jeju Gimnyeong Wind Power Co., Ltd.		56,906	56,087	9,261	(2,088)
Seoroseoro Sunny Power Plant Co., Ltd.		6,813	4,650	1,039	193
Muan Solar park Co., Ltd.		204,168	171,642	31,532	8,648
YuDang Solar Co., Ltd.		20,566	17,717	3,483	420
Anjwa Smart Farm & Solar City Co., Ltd.		258,076	223,831	37,742	3,119
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)		143,157	112,651	58,423	13,407
G.GURU Co., Ltd.		818	142	162	(540)
UD4M Co., Ltd.		1,242	194	1,066	(59)
Dongbu Highway Solar Co., Ltd.		16,563	14,913	2,580	140
Seobu Highway Solar Co., Ltd.		16,739	14,707	2,646	451
Korea Energy Data Co., Ltd.		313	191	348	(87)
Gangneung Sacheon Fuel Cell Co., Ltd.		138,761	119,779	23,523	9,191
KOSTURE Co., Ltd.		196	22	208	16
Taebaek Gadeoksan Wind Power Co., Ltd.		196,810	139,675	35,000	13,138
Chuncheon Green Energy Co., Ltd.		217,335	197,676	6,052	(497)
Yeomsubong Wind Power Co., Ltd.		32,742	30,586	—	(1,753)
Yeongyang Wind Power Corporation II		133,053	106,419	15,190	8,797
Haeparang Energy Co., Ltd.		40,698	32,359	—	(335)
Saemangeum Sebit Power Plant Co., Ltd.		165,283	97,997	22,663	(812)
Boulder Solar III, LLC		1,929	—	—	—
PlatformN. Co., Ltd.		184	394	404	(566)
PT. Cirebon Energi Prasarana		3,372,539	2,606,566	434,806	73,285
Green Radiation Co., Ltd.		1,038	812	298	100
Future Convergence Technology Laboratory. Co., Ltd.		479	302	—	(70)
Eco Motion Co., Ltd. (formerly, SC E&G. Co,. Ltd.)		1,664	329	633	372
REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.)		1,801	1,081	856	—
ACE		385	348	53	(30)
Environment and Energy Co., Ltd.		89	—	—	(4)
Santiago Solar Power SpA		88,687	65,149	—	(2,994)
Yanggu Floating Photovoltaic Power Plant Inc.		17,092	14,470	135	(495)
Power Embedded		298	2	—	(2)
Changwon SG Energy Co., Ltd.		5,738	1,649	436	(703)
Donpyung Technology. Co., Ltd.		2,039	643	1,664	93
HORANG ENERGY Inc.		64,736	54,923	—	(389)
Hoenggye Renewable Energy Co., Ltd		24,702	25,730	—	(4,864)
Haman Green Energy Co., Ltd.		40,801	32,285	—	(5,116)
Songsan Green Energy Co., Ltd.		46,016	32,262	—	(100)

<Joint ventures>
Shuweihat Asia Power Investment B.V.		142,680	20	—	897
Shuweihat Asia Operation & Maintenance Company		4,421	1,116	3,194	2,249
Waterbury Lake Uranium L.P.		74,320	550	—	—
ASM-BG Investicii AD		68,837	39,359	10,931	1,359

F-12
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2022 and 2023 are as follows, continued:

2023
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Joint ventures>
RES Technology AD	￦	58,152	29,387	5,969	(1,027)
KV Holdings, Inc.		12,968	2	20	367
KEPCO SPC Power Corporation		288,140	26,778	222,773	17,270
Gansu Datang Yumen Wind Power Co., Ltd.		61,657	45,869	10,684	791
Datang Chifeng Renewable Power Co., Ltd.		812,124	345,277	117,833	25,055
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		166,959	58,942	23,638	1,597
Rabigh Electricity Company		2,556,848	1,855,234	304,727	51,539
Rabigh Operation & Maintenance Company Limited		40,339	27,928	31,301	6,676
Jamaica Public Service Company Limited		2,332,019	1,491,199	1,400,582	87,307
KW Nuclear Components Co., Ltd.		42,363	460	14,344	5,386
Busan Shinho Solar Power Co., Ltd.		31,863	5,188	9,197	4,473
Global Trade Of Power System Co., Ltd.		2,398	277	2,044	(229)
Expressway Solar-light Power Generation Co., Ltd.		13,065	2,691	3,397	892
Amman Asia Electric Power Company		719,388	347,015	21,772	33,811
KAPES, Inc.		203,066	165,475	32,294	2,150
Honam Wind Power Co., Ltd.		31,183	14,938	6,570	1,540
Korea Power Engineering Service Co., Ltd.		21,534	1,853	11,248	1,203
Chun-cheon Energy Co., Ltd.		565,972	447,820	502,889	10,435
Yeonggwangbaeksu Wind Power Co., Ltd.		73,854	50,936	13,523	1,944
Nghi Son 2 Power LLC		3,775,717	2,939,740	825,701	33,505
Kelar S.A.		691,104	493,325	112,201	12,488
PT. Tanjung Power Indonesia		704,274	446,700	111,138	21,854
Incheon New Power Co., Ltd.		1,404	377	3,781	485
Seokmun Energy Co., Ltd.		201,776	144,565	54,575	(1,581)
Daehan Wind Power PSC		144,260	111,407	17,880	4,951
Barakah One Company		35,586,640	36,901,367	1,243,735	(230,503)
Nawah Energy Company		569,982	568,147	555,338	34
MOMENTUM		13,449	12,821	23,160	624
Daegu Green Power Co., Ltd.		515,354	429,204	380,130	(5,146)
Yeonggwang Wind Power Co., Ltd.		225,286	175,530	36,326	11,672
Chester Solar IV SpA		12,435	11,504	2,119	395
Chester Solar V SpA		4,124	4,002	696	141
Diego de Almagro Solar SpA		15,785	13,907	3,114	931
South Jamaica Power Company Limited		482,866	267,307	240,664	18,833
Daesan Green Energy Co., Ltd.		237,663	174,261	111,225	11,480
RE Holiday Holdings LLC		340,773	172,589	21,178	664
RE Pioneer Holdings LLC		257,091	148,929	14,136	(2,164)
RE Barren Ridge 1 Holdings LLC		213,491	97,184	11,915	(1,979)
RE Astoria 2 LandCo LLC		14,116	242	1,014	823
RE Barren Ridge LandCo LLC		4,980	97	393	329
Laurel SpA		10,665	9,768	1,646	169
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		30,081	84	—	(182)
Cheong-Song Noraesan Wind Power Co., Ltd.		54,086	41,352	6,780	1,240
Chester Solar I SpA		12,846	10,712	1,620	214
Solar Philippines Calatagan Corporation		146,304	37,922	16,420	9,121
Saemangeum Solar Power Co., Ltd.		34,905	5,994	—	(162)
Chungsongmeon BongSan wind power Co., Ltd.		83,147	80,102	—	(925)
Jaeun Resident Wind Power Plant Co., Ltd.		95,529	87,893	181	(80)
DE Energia SpA		28,017	21,416	5,006	21,118
Dangjin Eco Power Co., Ltd.		96,980	19,299	3,789	589
Haemodum Solar Co., Ltd.		21,612	15,241	2,216	299
Yangyang Wind Power Co., Ltd.		124,550	103,766	211	(858)
HORUS SOLAR, S.A. DE C.V.		210,868	160,006	20,586	26,865

F-12
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2022 and 2023 are as follows, continued:

2023
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Joint ventures>
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.	￦	239,548	180,912	4,920	24,984
SUNMEX RENOVABLES, S.A. DE C.V.		156,696	133,032	—	6,232
Stavro Holding II A.B.		91,342	28	—	(87)
Solaseado Solar Power Co., Ltd.		346,793	304,142	39,907	4,823
Yeongam Solar Power Co., Ltd.		326,429	279,779	35,280	4,506
Samsu Wind Power Co., Ltd.		67,150	51,247	8,751	1,741
Pulau Indah Power Plant Sdn. Bhd.		800,300	720,459	431	2,095
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		72,465	97	7,569	7,080
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,230	22	38	(3)
PT Barito Wahana Tenaga		512,846	—	—	72,320
Cheongna Energy Co., Ltd.		428,042	380,935	119,530	29,511
Naepo Green Energy Co., Ltd.		695,684	677,583	312,592	53,343
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)		441,975	498,353	212,997	5,544
OneEnergy Asia Limited		2,181,165	1,520,032	1,149,944	94,298
KAS INVESTMENT I LLC		52,806	—	(7,436)	(7,437)
KAS INVESTMENT II LLC		52,555	1	(7,444)	(7,445)
Energyco Co., Ltd.		54,336	49,816	6,599	(173)
CAES, LLC		48,495	5	—	(2,388)
Hapcheon Floating Photovoltaic Power Plant Inc.		79,924	58,887	12,679	4,266
Busan Industrial Solar Power Co., Ltd.		18,636	15,896	2,378	106
Bitsolar Energy Co., Ltd.		73,435	79,367	8,249	(1,125)
Pulau Indah O&M Sdn. Bhd.		—	—	—	—
Guadalupe Solar SpA		10,646	8,811	1,684	626
Omisan Wind Power Co., Ltd.		150,813	126,853	—	(453)
Foresight Iberian Solar Group Holding, S.L.		94,972	86,049	—	(2,712)
Yeongwol Eco Wind Co., Ltd.		109,716	102,143	3,561	2,975
Gurae Resident Power Co., Ltd.		14,096	12,299	652	615
Cheongju Eco Park Co., Ltd.		145,956	115,347	38,907	(4,892)
Enel X Midland Photovoltaic, LLC		12,825	115	2,128	850
Geumsungsan Wind Power Co., Ltd.		142,703	125,602	13,568	6,570
KEPCO KPS CARABAO Corp.		375	468	—	(467)
Prime Swedish Holding AB		83,699	218	—	(524)
Goheung New Energy Co., Ltd.		177,924	146,175	29,246	8,460
Gunsan Land Solar Co., Ltd.		144,435	108,848	23,523	(974)
CapMan Lynx SCA, SICAR		139,262	132,430	1,427	(12,401)
International Offshore Power Transmission Holding Company Limited		6,555	2,486	—	(195)
Pyeongchang Wind Power Co., Ltd.		60,535	39,452	9,361	(2,354)
Eumseong Eco Park Co., Ltd.		153,927	126,998	46,679	5,609
Changwon Nu-ri Energy Co., Ltd.		13,183	29	—	(44)
PungBack Wind Farm Corporation		70,330	51,804	—	(255)
Trumbull Asset Management, LLC		1,697	497	5,955	887
S-Power Chile SpA		2,240	2,390	1,327	(139)
Seungmun Green Energy		144,600	115,034	10,879	2,127
Seobusambo highway photovoltaics Co., Ltd.		9,838	5,362	1,051	624
Yangyang Suri Wind Power Co., Ltd.		111,682	78,552	—	(3,069)
KEPCO for Power Company		235,212	234,487	—	(3,610)
Taebaek Wind Power Co., Ltd.		26,606	3,385	7,384	3,752
Jeonju Bio Green Energy Co., Ltd.		4,916	—	—	(84)
Kumyang Eco Park Co., Ltd.		13,831	1,395	—	(71)
Jeongeup Green Power Co., Ltd.		11,243	5,462	—	(1,343)
Hadong E-factory Co., Ltd.		1,544	399	—	(13)
Namyangju Combined Heat and Power Co., Ltd.		7,000	—	—	—
Wadi Noor Solar Power Company SAOC		70,963	69,288	—	—
Fairhaven Energy Storage LLC		—	—	—	—

F-12
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company's investments in consolidated financial statements as of December 31, 2022 and 2023 are as follows:

2022
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Korea Gas Corporation	￦	10,410,740	20.47%	2,131,078	—	—	(45,782)	2,085,296
Korea Electric Power Industrial Development Co., Ltd.		107,166	29.00%	31,078	—	—	—	31,078
YTN Co., Ltd.		256,791	21.43%	55,027	—	—	—	55,027
Gangwon Wind Power Co., Ltd.		80,729	15.00%	12,109	49	—	—	12,158
Hyundai Green Power Co., Ltd.		413,072	29.00%	119,791	—	—	—	119,791
Korea Power Exchange		275,126	100.00%	275,126	—	—	—	275,126
Taebaek Wind Power Co., Ltd.		24,168	60.00%	14,501	—	—	—	14,501
Taebaek Guinemi Wind Power Co., Ltd.		15,327	67.25%	10,307	—	—	2,742	13,049
Daeryun Power Co., Ltd.		402,140	6.85%	27,547	—	—	(820)	26,727
KNH Solar Co., Ltd.		10,679	27.00%	2,883	—	—	—	2,883
SPC Power Corporation		228,534	38.00%	86,843	—	—	(15,975)	70,868
Gemeng International Energy Co., Ltd.		2,335,997	34.00%	794,239	—	—	(215,418)	578,821
PT. Cirebon Electric Power		491,324	27.50%	135,114	—	—	—	135,114
KNOC Nigerian East Oil Co., Ltd.		(83,483)	14.63%	(12,214)	—	—	12,214	—
KNOC Nigerian West Oil Co., Ltd.		(76,755)	14.63%	(11,229)	—	—	11,229	—
PT Wampu Electric Power		82,051	46.00%	37,743	—	—	—	37,743
PT. Bayan Resources TBK		2,476,409	20.00%	495,282	265,817	—	(76,380)	684,719
S-Power Co., Ltd.		290,656	49.00%	142,421	—	(1,293)	—	141,128
Pioneer Gas Power Limited		(205,787)	38.50%	(79,223)	22,278	—	56,945	—
Eurasia Energy Holdings		(508)	40.00%	(203)	—	—	203	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		466,385	25.00%	116,596	305	(1,028)	(289)	115,584
PT. Mutiara Jawa		12,402	29.00%	3,597	—	—	—	3,597
Samcheok Eco Materials Co., Ltd.		23,343	25.54%	5,962	—	—	(5,962)	—
Noeul Green Energy Co., Ltd.		(18,861)	29.00%	(5,470)	—	—	5,470	—
Goseong Green Power Co., Ltd.		1,001,651	29.00%	290,479	—	(1,586)	—	288,893
Gangneung Eco Power Co., Ltd.		7,464	1.61%	120	—	(134)	14	—
Shin Pyeongtaek Power Co., Ltd.		363,838	40.00%	145,535	3,559	(15,271)	—	133,823
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		986	28.00%	276	—	—	2	278
Dongducheon Dream Power Co., Ltd.		302,071	34.01%	102,734	1,757	(2,609)	(12,582)	89,300
Jinbhuvish Power Generation Pvt. Ltd.		47,988	5.16%	2,496	—	—	(2,496)	—
Daejung Offshore Wind Power Co., Ltd.		3,337	46.59%	1,555	—	—	—	1,555
GS Donghae Electric Power Co., Ltd.		765,131	34.00%	260,145	—	—	—	260,145
Daegu Photovoltaic Co., Ltd.		9,823	29.00%	2,849	—	—	—	2,849
Busan Green Energy Co., Ltd.		15,156	29.00%	4,395	—	—	—	4,395
Gunsan Bio Energy Co., Ltd.		(21,127)	18.87%	(3,986)	—	—	3,986	—
Hansuwon KNP Co., Ltd.		1,519	28.98%	440	—	—	(160)	280
Korea Electric Power Corporation Fund		29,400	98.09%	28,838	—	—	4	28,842
Energy Infra Asset Management Co., Ltd.		11,956	9.90%	1,184	—	—	—	1,184
Daegu clean Energy Co., Ltd.		44	28.00%	12	—	—	—	12
Yaksu ESS Co., Ltd.		1,670	29.00%	484	2	—	—	486
Nepal Water & Energy Development Company Private Limited		99,862	69.06%	68,968	972	—	—	69,940
Gwangyang Green Energy Co., Ltd.		125,130	20.00%	25,026	18	—	—	25,044
PND S olar Co., Ltd.		4,306	29.00%	1,249	154	—	—	1,403
Hyundai Eco Energy Co., Ltd.		39,033	19.00%	7,416	215	—	—	7,631
YeongGwang Yaksu Wind Electric Co., Ltd.		788	9.63%	76	300	—	(220)	156
Green Energy Electricity Generation Co., Ltd.		2,733	29.00%	793	778	—	—	1,571
Korea Energy Solutions Co., Ltd.		466	20.00%	93	—	—	—	93
ITR Co., Ltd.		(26)	20.00%	(5)	1	—	4	—
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)		1,565	20.00%	313	53	—	—	366
Namjeongsusang Solar Power Operation Co., Ltd.		2,355	15.00%	353	20	—	—	373
Indeck Niles Development, LLC		416,164	50.00%	208,082	93,956	—	—	302,038
Indeck Niles Asset Management, LLC		283	33.33%	94	—	—	—	94

F-1
29

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company's investments in consolidated financial statements as of December 31, 2022 and 2023 are as follows, continued:

2022
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	￦	14,146	49.00%	6,932	—	—	—	6,932
Suwon New Power Co., Ltd.		1,978	33.05%	654	—	265	—	919
Gwangbaek Solar Power Investment Co., Ltd.		10,949	44.00%	4,818	315	—	—	5,133
Go deok Clean Energy Co., Ltd.		11,049	40.00%	4,420	—	—	—	4,420
SureDataLab Co., Ltd.		739	23.95%	177	—	—	—	177
SEP Co., Ltd.		(65)	21.26%	(14)	—	—	14	—
Hankook Electric Power Information Co., Ltd.		1,337	16.49%	220	—	—	—	220
Tronix Co., Ltd.		526	12.50%	66	—	—	—	66
O2&B Global Co., Ltd.		181	20.00%	36	—	—	—	36
Muan Sunshine Solar Power Plant Co., Ltd.		10,338	20.00%	2,068	494	—	—	2,562
Bigeum Resident Photovoltaic Power Co., Ltd.		(1,539)	29.90%	(460)	24	—	436	—
Goesan Solar Park Co., Ltd.		8,936	29.00%	2,591	—	—	—	2,591
Saemangeum Heemang Photovoltaic Co., Ltd.		35,060	35.00%	12,271	739	—	—	13,010
Bitgoel Eco Energy Co., Ltd.		18,249	49.05%	8,951	—	—	—	8,951
Jeju Gimnyeong Wind Power Co., Ltd.		2,907	30.00%	872	—	—	—	872
Seoroseoro Sunny Power Plant Co., Ltd.		1,970	42.58%	839	20	—	—	859
Muan Solar park Co., Ltd.		37,565	20.00%	7,513	325	—	—	7,838
YuDang Solar Co., Ltd.		2,929	20.00%	586	—	—	—	586
Anjwa Smart Farm & Solar City Co., Ltd.		39,225	20.00%	7,845	817	—	—	8,662
Daewon Green Energy Co., Ltd.		17,514	25.36%	4,441	44	—	—	4,485
G.GURU Co., Ltd.		1,216	24.65%	300	—	—	—	300
UD4M Co., Ltd.		1,125	14.29%	161	—	—	—	161
Dongbu Highway Solar Co., Ltd.		1,509	20.00%	302	50	—	—	352
Seobu Highway Solar Co., Ltd.		1,581	20.00%	316	—	—	—	316
Korea Energy Data Co., Ltd.		211	29.37%	62	—	—	—	62
Gangneung Sacheon Fuel Cell Co., Ltd.		10,218	41.00%	4,189	88	—	—	4,277
KOSTURE Co., Ltd.		156	0.82%	1	—	—	—	1
Taebaek Gadeoksan Wind Power Co., Ltd.		58,940	34.00%	20,040	—	—	—	20,040
Chuncheon Green Energy Co., Ltd.		20,226	45.00%	9,102	53	—	—	9,155
Yeomsubong Wind Power Co., Ltd.		1,540	3.81%	59	3	—	—	62
Yeongyang Wind Power Corporation II		17,837	30.00%	5,351	2,110	—	—	7,461
Haeparang Energy Co., Ltd.		8,673	25.00%	2,168	20	—	—	2,188
Saemangeum Sebit Power Plant Co., Ltd.		36,439	63.09%	22,990	209	—	—	23,199
Boulder Solar III, LLC		1,896	30.00%	569	175	—	—	744
PlatformN. Co., Ltd.		285	29.58%	84	—	—	—	84
PT. Cirebon Energi Prasarana		690,347	10.00%	69,035	—	—	—	69,035
Green Radiation Co., Ltd.		77	10.00%	8	3	—	—	11
Future Convergence Technology Laboratory. Co., Ltd.		249	20.12%	50	—	—	—	50
SC E&G. Co,. Ltd.		1,068	20.00%	214	—	—	—	214
REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co., Ltd.)		828	20.00%	166	—	—	—	166
ACE		100	20.00%	20	—	—	—	20
Environment and Energy Co., Ltd.		93	10.54%	10	—	—	—	10
Santiago Solar Power SpA		26,748	50.00%	13,373	—	—	—	13,373
Yanggu Floating Photovoltaic Power Plant Inc.		3,115	29.00%	903	—	—	—	903

<Joint ventures>
KEPCO-Uhde Inc.		33	50.85%	17	—	—	—	17
Shuweihat Asia Power Investment B.V.		135,617	49.00%	66,452	—	—	—	66,452
Shuweihat Asia Operation & Maintenance Company		2,966	55.00%	1,631	—	—	—	1,631
Waterbury Lake Uranium L.P.		66,589	32.59%	21,701	49	—	—	21,750
ASM-BG Investicii AD		29,110	50.00%	14,555	—	—	—	14,555

F-13
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company's investments in consolidated financial statements as of December 31, 2022 and 2023 are as follows, continued:

2022
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Joint ventures>
RES Technology AD	￦	30,266	50.00%	15,133	—	—	—	15,133
KV Holdings, Inc.		24,148	40.00%	9,659	—	—	—	9,659
KEPCO SPC Power Corporation		238,822	75.20%	179,594	—	—	—	179,594
Gansu Datang Yumen Wind Power Co., Ltd.		15,059	40.00%	6,024	—	—	—	6,024
Datang Chifeng Renewable Power Co., Ltd.		479,954	40.00%	191,982	—	—	—	191,982
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		110,995	40.00%	44,398	—	—	—	44,398
Rabigh Electricity Company		665,110	40.00%	266,044	—	(50,632)	(805)	214,607
Rabigh Operation & Maintenance Company Limited		12,782	40.00%	5,113	—	—	—	5,113
Jamaica Public Service Company Limited		795,250	40.00%	318,100	29,357	—	(16,050)	331,407
KW Nuclear Components Co., Ltd.		38,368	45.00%	17,266	—	—	(176)	17,090
Busan Shinho Solar Power Co., Ltd.		26,877	25.00%	6,719	—	—	—	6,719
Global Trade Of Power System Co., Ltd.		2,406	29.00%	698	—	—	—	698
Expressway Solar-light Power Generation Co., Ltd.		9,508	50.00%	4,754	—	—	—	4,754
Amman Asia Electric Power Company		367,090	60.00%	220,254	—	—	—	220,254
KAPES, Inc.		37,875	51.00%	19,316	—	(22,451)	3,135	—
Honam Wind Power Co., Ltd.		16,506	29.00%	4,787	32	—	—	4,819
Korea Power Engineering Service Co., Ltd.		19,114	29.00%	5,543	—	—	—	5,543
Chun-cheon Energy Co., Ltd.		107,990	29.90%	32,289	3	—	(248)	32,044
Yeonggwangbaeksu Wind Power Co., Ltd.		20,972	15.00%	3,146	5	—	—	3,151
Nghi Son 2 Power LLC		817,678	50.00%	408,839	—	—	—	408,839
Kelar S.A.		175,717	65.00%	114,216	2,921	—	—	117,137
PT. Tanjung Power Indonesia		265,448	35.00%	92,907	—	—	—	92,907
Incheon New Power Co., Ltd.		1,878	29.00%	545	—	—	(347)	198
Seokmun Energy Co., Ltd.		59,778	29.00%	17,336	—	—	—	17,336
Daehan Wind Power PSC		27,846	50.00%	13,923	—	—	—	13,923
Barakah One Company		(835,613)	18.00%	(150,410)	—	56,437	93,973	—
Nawah Energy Company		1,749	18.00%	315	—	—	—	315
Momentum		1,035	33.33%	345	—	—	—	345
Daegu Green Power Co., Ltd.		91,550	54.24%	49,657	84	—	(20,381)	29,360
Yeonggwang Wind Power Co., Ltd.		43,958	46.00%	20,221	492	—	—	20,713
Chester Solar IV SpA		259	45.00%	117	64	—	—	181
Chester Solar V SpA		49	45.00%	22	134	—	—	156
Diego de Almagro Solar SpA		962	45.00%	433	107	—	—	540
South Jamaica Power Company Limited		232,199	20.00%	46,440	—	—	(3)	46,437
Daesan Green Energy Co., Ltd.		54,908	35.00%	19,218	—	—	—	19,218
RE Holiday Holdings LLC		170,740	50.00%	85,370	—	—	—	85,370
RE Pioneer Holdings LLC		110,344	50.00%	55,172	—	—	—	55,172
RE Barren Ridge 1 Holdings LLC		126,068	50.00%	63,034	—	—	(59,684)	3,350
RE Astoria 2 LandCo LLC		13,198	50.00%	6,599	—	—	—	6,599
RE Barren Ridge LandCo LLC		4,666	50.00%	2,333	—	—	—	2,333
Laurel SpA		774	45.00%	348	206	—	—	554
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		29,443	12.37%	3,642	9	—	—	3,651
Chile Solar JV SpA		19,637	50.00%	9,819	—	—	—	9,819
Cheong-Song Noraesan Wind Power Co., Ltd.		14,484	29.01%	4,202	61	—	—	4,263
Chester Solar I SpA		2,313	45.00%	1,041	273	—	—	1,314
Solar Philippines Calatagan Corporation		76,571	38.00%	29,097	—	—	27,805	56,902
Saemangeum Solar Power Co., Ltd.		29,073	81.01%	23,551	—	—	—	23,551
Chungsongmeon BongSan wind power Co., Ltd.		5,823	29.00%	1,689	1,781	—	—	3,470
Jaeun Resident Wind Power Plant Co., Ltd.		7,709	29.00%	2,236	—	—	—	2,236

F-13
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company's investments in consolidated financial statements as of December 31, 2022 and 2023 are as follows, continued:

2022
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Joint ventures>
DE Energia SpA	￦	(14,131)	49.00%	(6,924)	—	—	16,460	9,536
Dangjin Eco Power Co., Ltd.		77,993	34.00%	26,518	341	—	—	26,859
Haemodum Solar Co., Ltd.		6,871	49.00%	3,367	—	—	—	3,367
Yangyang Wind Power Co., Ltd.		21,642	50.00%	10,821	43	—	—	10,864
HORUS SOLAR, S.A. DE C.V.		22,722	14.95%	3,396	3,580	—	—	6,976
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		18,253	14.95%	2,728	2,171	—	—	4,899
SUNMEX RENOVABLES, S.A. DE C.V.		11,053	14.95%	1,652	5	—	—	1,657
Stavro Holding II A.B.		85,856	20.00%	17,171	—	—	—	17,171
Solaseado Solar Power Co., Ltd.		38,230	38.90%	14,872	1,361	—	—	16,233
Yeongam Solar Power Co., Ltd.		47,923	19.00%	9,105	774	—	—	9,879
Samsu Wind Power Co., Ltd.		16,869	19.00%	3,205	—	—	—	3,205
Pulau Indah Power Plant Sdn. Bhd.		84,683	25.00%	21,171	5,643	—	—	26,814
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		71,777	29.53%	21,196	527	—	—	21,723
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,319	90.00%	15,587	—	—	—	15,587
PT Barito Wahana Tenaga		447,688	30.61%	137,047	—	—	—	137,047
Cheongna Energy Co., Ltd.		17,595	50.10%	8,815	3,137	(1,194)	—	10,758
Naepo Green Energy Co., Ltd.		(51,219)	29.20%	(14,956)	—	—	14,956	—
Dayone Energy Co., Ltd.		(59,627)	46.30%	(27,607)	—	(868)	28,475	—
OneEnergy Asia Limited		366,764	40.00%	146,706	25,512	—	—	172,218
KAS Investment I LLC		61,046	29.89%	18,247	—	—	—	18,247
KAS Investment II LLC		60,800	29.89%	18,173	—	—	—	18,173
Energyco Co., Ltd.		4,692	29.00%	1,361	829	—	—	2,190
CAES, LLC		49,670	36.00%	17,881	2,924	—	—	20,805
Hapcheon Floating Photovoltaic Power Plant Inc.		17,207	49.00%	8,432	39	—	—	8,471
Busan Industrial Solar Power Co., Ltd.		3,133	28.02%	878	290	—	—	1,168
Bitsolar Energy Co., Ltd.		(4,545)	27.10%	(1,232)	352	—	1,232	352
Pulau Indah O&M Sdn. Bhd.		—	60.00%	—	—	—	—	—
Guadalupe Solar SpA		1,358	60.00%	815	98	—	—	913
Omisan Wind Power Co., Ltd.		24,393	42.00%	10,245	166	—	—	10,411
Foresight Iberian Solar Group Holding, S.L.		12,184	75.00%	9,138	1,427	—	—	10,565
Yeongwol Eco Wind Co., Ltd.		4,575	29.00%	1,327	1,828	—	—	3,155
Gurae Resident Power Co., Ltd.		1,182	29.00%	343	48	—	—	391
Cheongju Eco Park Co., Ltd.		35,500	29.00%	10,295	195	—	—	10,490
Enel X Midland Photovoltaic, LLC		9,279	20.00%	1,856	—	—	—	1,856
Geumsungsan Wind Power Co., Ltd.		10,128	29.00%	2,937	556	—	—	3,493
KEPCO KPS CARABAO Corp.		443	40.00%	177	—	—	—	177
Prime Swedish Holding AB		77,828	45.00%	35,023	1,222	—	—	36,245
Goheung New Energy Co., Ltd.		23,289	46.15%	10,748	1,084	—	—	11,832
Gunsan Land Solar Co., Ltd.		36,586	75.29%	27,544	—	—	—	27,544
CapMan Lynx SCA, SICAR		9,908	50.00%	4,954	—	—	(4,954)	—
International Offshore Power Transmission Holding Company Limited		(66,788)	35.00%	(23,376)	(2)	—	23,378	—
Pyeongchang Wind Power Co., Ltd.		24,938	58.00%	14,464	—	—	—	14,464
Eumseong Eco Park Co., Ltd.		17,173	29.00%	4,980	577	—	—	5,557
Songsan Green Energy Co., Ltd.		5,500	25.00%	1,375	12	—	—	1,387
Changwon Nu-ri Energy Co., Ltd.		1,490	33.33%	497	—	—	—	497
Hasami Wind Farm Corporation		3,100	29.00%	899	690	—	—	1,589
PungBack Wind Farm Corporation		15,290	37.00%	5,657	1,086	—	—	6,743
Trumbull Asset Management, LLC		316	78.00%	246	—	—	—	246
S-Power Chile SpA		(20)	50.00%	(10)	—	—	137	127
Seungmun Green Energy		27,440	33.00%	9,054	—	—	—	9,054
Seobusambo highway photovoltaics Co., Ltd.		3,833	80.00%	3,066	—	—	—	3,066

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

F-13
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company's investments in consolidated financial statements as of December 31, 2022 and 2023 are as follows, continued:

2023
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Korea Gas Corporation	￦	9,826,038	20.47%	2,011,390	—	—	(40,747)	1,970,643
Korea Electric Power Industrial Development Co., Ltd.		101,723	29.00%	29,500	—	—	—	29,500
YTN Co., Ltd.		244,080	21.43%	52,303	—	—	—	52,303
Gangwon Wind Power Co., Ltd.		79,682	15.00%	11,952	49	—	—	12,001
Hyundai Green Power Co., Ltd.		407,491	29.00%	118,173	—	—	—	118,173
Korea Power Exchange		274,286	100.00%	274,286	—	—	—	274,286
Taebaek Guinemi Wind Power Co., Ltd.		16,043	67.25%	10,788	2,742	—	—	13,530
Daeryun Power Co., Ltd.		403,701	6.85%	27,654	—	—	(820)	26,834
KNH Solar Co., Ltd.		11,828	27.00%	3,194	—	—	—	3,194
SPC Power Corporation		258,764	38.00%	98,330	—	—	(19,399)	78,931
Gemeng International Energy Co., Ltd.		2,317,545	42.00%	973,369	—	—	(267,557)	705,812
PT. Cirebon Electric Power		488,215	27.50%	134,259	—	—	—	134,259
KNOC Nigerian East Oil Co., Ltd.		(84,988)	14.63%	(12,434)	—	—	12,434	—
KNOC Nigerian West Oil Co., Ltd.		(78,143)	14.63%	(11,432)	—	—	11,432	—
PT Wampu Electric Power		75,120	46.00%	34,555	—	—	—	34,555
PT. Bayan Resources TBK		2,428,465	20.00%	485,693	209,894	—	(76,380)	619,207
S-Power Co., Ltd.		334,591	49.00%	163,950	—	(1,185)	—	162,765
Pioneer Gas Power Limited		(257,311)	38.50%	(99,058)	22,278	—	76,780	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		469,397	25.00%	117,349	305	(987)	(289)	116,378
PT. Mutiara Jawa		17,822	29.00%	5,168	—	—	—	5,168
Samcheok Eco Materials Co., Ltd.		(17,351)	25.54%	(4,431)	—	—	4,431	—
Noeul Green Energy Co., Ltd.		(17,973)	29.00%	(5,212)	—	—	5,212	—
Goseong Green Power Co., Ltd.		1,001,702	29.00%	290,494	—	(2,870)	—	287,624
Gangneung Eco Power Co., Ltd.		716,901	29.00%	207,901	48,531	(1,503)	—	254,929
Shin Pyeongtaek Power Co., Ltd.		390,335	40.00%	156,134	3,559	(14,667)	—	145,026
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,045	28.00%	293	—	—	1	294
Dongducheon Dream Power Co., Ltd.		294,848	34.01%	100,278	1,757	(2,249)	(12,583)	87,203
Jinbhuvish Power Generation Pvt. Ltd.		48,583	5.16%	2,526	—	—	(2,526)	—
Daejung Offshore Wind Power Co., Ltd.		3,183	46.59%	1,483	—	—	—	1,483
GS Donghae Electric Power Co., Ltd.		762,013	34.00%	259,085	—	—	—	259,085
Daegu Photovoltaic Co., Ltd.		9,669	29.00%	2,804	—	—	—	2,804
Busan Green Energy Co., Ltd.		11,239	29.00%	3,259	—	—	—	3,259
Hansuwon KNP Co., Ltd.		2,164	28.98%	627	—	—	(160)	467
Korea Electric Power Corporation Fund		23,873	98.09%	23,417	—	—	4	23,421
Energy Infra Asset Management Co., Ltd.		12,257	9.90%	1,213	—	—	—	1,213
Daegu clean Energy Co., Ltd.		44	28.00%	12	—	—	(12)	—
Yaksu ESS Co., Ltd.		980	29.00%	284	1	—	—	285
Nepal Water & Energy Development Company Private Limited		159,265	68.88%	109,701	872	—	—	110,573
Gwangyang Green Energy Co., Ltd.		123,103	20.00%	24,620	18	—	—	24,638
PND S olar Co., Ltd.		4,677	29.00%	1,356	154	—	—	1,510
Hyundai Eco Energy Co., Ltd.		40,699	19.00%	7,733	214	—	—	7,947
YeongGwang Yaksu Wind Electric Co., Ltd.		547	9.63%	53	300	—	(220)	133
Green Energy Electricity Generation Co., Ltd.		(2,658)	29.00%	(771)	779	—	—	8
Korea Energy Solutions Co., Ltd.		848	20.00%	170	—	—	—	170
ITR Co., Ltd.		(10)	10.00%	(1)	—	—	1	—
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)		1,691	20.00%	338	53	—	—	391
Indeck Niles Development, LLC		482,200	50.00%	241,100	90,074	—	4,227	335,401
Indeck Niles Asset Management, LLC		278	33.33%	93	—	—	—	93
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		13,258	49.00%	6,496	—	—	—	6,496

F-13
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company's investments in consolidated financial statements as of December 31, 2022 and 2023 are as follows, continued:

2023
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Suwon New Power Co., Ltd.	￦	2,318	33.05%	766	—	256	—	1,022
Gwangbaek Solar Power Investment Co., Ltd.		10,998	44.00%	4,839	316	—	—	5,155
Go deok Clean Energy Co., Ltd.		11,807	40.00%	4,723	—	—	—	4,723
SureDataLab Co., Ltd.		474	23.95%	114	—	—	—	114
SEP Co., Ltd.		(72)	21.26%	(15)	—	—	15	—
Hankook Electric Power Information Co., Ltd.		1,296	16.49%	214	—	—	—	214
Tronix Co., Ltd.		1,757	12.50%	220	—	—	—	220
O2&B Global Co., Ltd.		105	20.00%	21	—	—	—	21
Muan Sunshine Solar Power Plant Co., Ltd.		11,637	20.00%	2,328	494	—	—	2,822
Bigeum Resident Photovoltaic Power Co., Ltd.		(5,723)	29.90%	(1,711)	24	—	1,687	—
Goesan Solar Park Co., Ltd.		9,921	29.00%	2,877	—	—	—	2,877
Saemangeum Heemang Photovoltaic Co., Ltd.		39,089	35.00%	13,681	739	—	—	14,420
Bitgoel Eco Energy Co., Ltd.		25,269	49.05%	12,394	—	—	—	12,394
Jeju Gimnyeong Wind Power Co., Ltd.		819	30.00%	246	—	—	—	246
Seoroseoro Sunny Power Plant Co., Ltd.		2,163	42.58%	921	20	—	—	941
Muan Solar park Co., Ltd.		32,526	20.00%	6,505	325	—	—	6,830
YuDang Solar Co., Ltd.		2,849	20.00%	570	—	—	—	570
Anjwa Smart Farm & Solar City Co., Ltd.		34,245	20.00%	6,849	816	—	—	7,665
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)		30,506	25.36%	7,735	44	—	—	7,779
G.GURU Co., Ltd.		676	24.65%	167	—	—	—	167
UD4M Co., Ltd.		1,048	14.29%	150	—	—	—	150
Dongbu Highway Solar Co., Ltd.		1,650	20.00%	330	50	—	—	380
Seobu Highway Solar Co., Ltd.		2,032	20.00%	406	—	—	—	406
Korea Energy Data Co., Ltd.		122	29.37%	36	—	—	—	36
Gangneung Sacheon Fuel Cell Co., Ltd.		18,982	41.00%	7,783	87	—	—	7,870
KOSTURE Co., Ltd.		174	4.42%	8	—	—	—	8
Taebaek Gadeoksan Wind Power Co., Ltd.		57,135	34.00%	19,426	—	—	—	19,426
Chuncheon Green Energy Co., Ltd.		19,659	45.00%	8,847	53	—	—	8,900
Yeomsubong Wind Power Co., Ltd.		2,156	29.00%	625	246	—	—	871
Yeongyang Wind Power Corporation II		26,634	30.00%	7,990	2,110	—	—	10,100
Haeparang Energy Co., Ltd.		8,339	25.00%	2,084	20	—	—	2,104
Saemangeum Sebit Power Plant Co., Ltd.		67,286	55.00%	37,009	182	—	—	37,191
Boulder Solar III, LLC		1,929	30.00%	579	175	—	—	754
PlatformN. Co., Ltd.		(210)	29.58%	(62)	—	—	62	—
PT. Cirebon Energi Prasarana		765,973	10.00%	76,597	—	—	—	76,597
Green Radiation Co., Ltd.		226	10.00%	23	3	—	—	26
Future Convergence Technology Laboratory. Co., Ltd.		177	20.12%	36	—	—	—	36
Eco motion Co., Ltd. (formerly, SC E&G. Co,. Ltd.)		1,335	20.00%	267	—	—	—	267
REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.)		720	16.67%	120	—	—	—	120
ACE		37	20.00%	7	—	(5)	—	2
Environment and Energy Co., Ltd.		89	10.54%	9	—	—	—	9
Santiago Solar Power SpA		23,538	50.00%	11,769	—	—	—	11,769
Yanggu Floating Photovoltaic Power Plant Inc.		2,622	29.00%	760	—	—	—	760
Power Embedded		296	23.33%	69	1	—	—	70
Changwon SG Energy Co., Ltd.		4,089	18.78%	768	15	—	—	783
Donpyung Technology. Co., Ltd.		1,396	20.00%	279	—	(25)	—	254
HORANG ENERGY Inc.		9,813	40.00%	3,925	224	—	—	4,149

F-13
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company's investments in consolidated financial statements as of December 31, 2022 and 2023 are as follows, continued:

2023
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Hoenggye Renewable Energy Co., Ltd	￦	(1,028)	36.10%	(370)	2,270	—	475	2,375
Haman Green Energy Co., Ltd.		8,516	35.00%	2,981	—	—	—	2,981
Songsan Green Energy Co., Ltd.		13,754	60.00%	8,252	71	—	—	8,323
<Joint ventures>
Shuweihat Asia Power Investment B.V.		142,660	49.00%	69,902	—	—	—	69,902
Shuweihat Asia Operation & Maintenance Company		3,305	55.00%	1,818	—	—	—	1,818
Waterbury Lake Uranium L.P.		73,770	30.65%	22,612	—	—	—	22,612
ASM-BG Investicii AD		29,478	50.00%	14,739	—	—	—	14,739
RES Technology AD		28,765	50.00%	14,383	—	—	—	14,383
KV Holdings, Inc.		12,966	40.00%	5,186	—	—	—	5,186
KEPCO SPC Power Corporation		261,362	75.20%	196,544	—	—	—	196,544
Gansu Datang Yumen Wind Power Co., Ltd.		15,788	40.00%	6,315	—	—	—	6,315
Datang Chifeng Renewable Power Co., Ltd.		466,847	40.00%	186,739	—	—	—	186,739
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		108,017	40.00%	43,207	—	—	—	43,207
Rabigh Electricity Company		701,614	40.00%	280,646	—	(45,692)	97	235,051
Rabigh Operation & Maintenance Company Limited		12,411	40.00%	4,964	—	—	—	4,964
Jamaica Public Service Company Limited		840,820	40.00%	336,328	29,357	—	(15,819)	349,866
KW Nuclear Components Co., Ltd.		41,903	45.00%	18,856	—	—	(176)	18,680
Busan Shinho Solar Power Co., Ltd.		26,675	25.00%	6,669	—	—	—	6,669
Global Trade Of Power System Co., Ltd.		2,121	29.00%	615	—	—	—	615
Expressway Solar-light Power Generation Co., Ltd.		10,374	50.00%	5,187	—	—	—	5,187
Amman Asia Electric Power Company		372,373	60.00%	223,424	—	—	—	223,424
KAPES, Inc.		37,591	51.00%	19,171	—	(22,186)	3,015	—
Honam Wind Power Co., Ltd.		16,245	29.00%	4,711	32	—	—	4,743
Korea Power Engineering Service Co., Ltd.		19,681	29.00%	5,708	—	—	—	5,708
Chun-cheon Energy Co., Ltd.		118,152	29.90%	35,327	3	—	(247)	35,083
Yeonggwangbaeksu Wind Power Co., Ltd.		22,918	15.00%	3,437	6	—	—	3,443
Nghi Son 2 Power LLC		835,977	50.00%	417,989	—	—	—	417,989
Kelar S.A.		197,779	65.00%	128,557	2,972	—	—	131,529
PT. Tanjung Power Indonesia		257,574	35.00%	90,151	—	—	—	90,151
Incheon New Power Co., Ltd.		1,027	29.00%	298	—	—	—	298
Seokmun Energy Co., Ltd.		57,211	29.00%	16,591	—	—	—	16,591
Daehan Wind Power PSC		32,853	50.00%	16,426	—	—	—	16,426
Barakah One Company		(1,314,727)	18.00%	(236,651)	—	95,932	140,719	—
Nawah Energy Company		1,835	18.00%	330	—	—	—	330
MOMENTUM		628	33.33%	209	—	—	—	209
Daegu Green Power Co., Ltd.		86,150	54.24%	46,728	84	—	(20,382)	26,430
Yeonggwang Wind Power Co., Ltd.		49,756	46.00%	22,888	492	—	—	23,380
Chester Solar IV SpA		931	45.00%	419	65	—	—	484
Chester Solar V SpA		122	45.00%	55	136	—	—	191
Diego de Almagro Solar SpA		1,878	45.00%	846	108	—	—	954
South Jamaica Power Company Limited		215,559	20.00%	43,112	—	—	(3)	43,109
Daesan Green Energy Co., Ltd.		63,402	35.00%	22,191	—	—	—	22,191
RE Holiday Holdings LLC		168,184	50.00%	84,092	—	—	—	84,092
RE Pioneer Holdings LLC		108,162	50.00%	54,081	—	—	—	54,081
RE Barren Ridge 1 Holdings LLC		116,307	50.00%	58,154	—	—	—	58,154
RE Astoria 2 LandCo LLC		13,874	50.00%	6,937	—	—	—	6,937
RE Barren Ridge LandCo LLC		4,883	50.00%	2,441	—	—	—	2,441
Laurel SpA		897	45.00%	403	210	—	—	613
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		29,997	12.37%	3,710	9	—	—	3,719
Cheong-Song Noraesan Wind Power Co., Ltd.		12,734	29.01%	3,695	61	—	—	3,756

F-13
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company's investments in consolidated financial statements as of December 31, 2022 and 2023 are as follows, continued:

2023
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Joint ventures>
Chester Solar I SpA	￦	2,134	45.00%	960	278	—	—	1,238
Solar Philippines Calatagan Corporation		108,382	38.00%	41,185	—	—	16,945	58,130
Saemangeum Solar Power Co., Ltd.		28,911	81.01%	23,419	—	—	—	23,419
Chungsongmeon BongSan wind power Co., Ltd.		3,045	29.00%	883	1,782	—	—	2,665
Jaeun Resident Wind Power Plant Co., Ltd.		7,636	29.00%	2,214	—	—	—	2,214
DE Energia SpA		6,601	49.00%	3,235	—	—	6,468	9,703
Dangjin Eco Power Co., Ltd.		77,681	34.00%	26,412	341	—	—	26,753
Haemodum Solar Co., Ltd.		6,371	49.00%	3,122	—	—	—	3,122
Yangyang Wind Power Co., Ltd.		20,784	50.00%	10,392	43	—	—	10,435
HORUS SOLAR, S.A. DE C.V.		50,862	14.95%	7,601	3,580	—	—	11,181
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		58,636	14.95%	8,764	2,171	—	—	10,935
SUNMEX RENOVABLES, S.A. DE C.V.		23,664	14.95%	3,536	5	—	—	3,541
Stavro Holding II A.B.		91,314	20.00%	18,263	—	—	—	18,263
Solaseado Solar Power Co., Ltd.		42,651	38.90%	16,592	1,361	—	—	17,953
Yeongam Solar Power Co., Ltd.		46,650	19.00%	8,864	773	—	—	9,637
Samsu Wind Power Co., Ltd.		15,903	19.00%	3,022	—	—	—	3,022
Pulau Indah Power Plant Sdn. Bhd.		79,841	25.00%	19,960	5,643	—	—	25,603
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		72,368	29.53%	21,370	527	—	—	21,897
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,208	90.00%	15,487	—	—	—	15,487
PT Barito Wahana Tenaga		512,846	30.61%	156,994	—	—	—	156,994
Cheongna Energy Co., Ltd.		47,107	50.10%	23,601	3,137	(1,189)	—	25,549
Naepo Green Energy Co., Ltd.		18,101	29.20%	5,285	—	—	—	5,285
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)		(56,378)	46.30%	(26,103)	—	(826)	26,929	—
OneEnergy Asia Limited		661,133	40.00%	264,454	25,512	—	—	289,966
KAS INVESTMENT I LLC		52,806	29.89%	15,784	—	—	—	15,784
KAS INVESTMENT II LLC		52,554	29.89%	15,709	—	—	—	15,709
Energyco Co., Ltd.		4,520	29.00%	1,311	829	—	—	2,140
CAES, LLC		48,490	36.00%	17,457	2,923	—	—	20,380
Hapcheon Floating Photovoltaic Power Plant Inc.		21,037	49.00%	10,309	39	—	—	10,348
Busan Industrial Solar Power Co., Ltd.		2,740	28.02%	768	290	—	—	1,058
Bitsolar Energy Co., Ltd.		(5,932)	27.10%	(1,607)	352	—	1,607	352
Pulau Indah O&M Sdn. Bhd.		—	60.00%	—	—	—	—	—
Guadalupe Solar SpA		1,835	60.00%	1,102	98	—	—	1,200
Omisan Wind Power Co., Ltd.		23,960	42.00%	10,063	166	—	—	10,229
Foresight Iberian Solar Group Holding, S.L.		8,923	75.00%	6,692	1,427	—	—	8,119
Yeongwol Eco Wind Co., Ltd.		7,573	29.00%	2,196	1,828	—	—	4,024
Gurae Resident Power Co., Ltd.		1,797	29.00%	521	48	—	—	569
Cheongju Eco Park Co., Ltd.		30,609	29.00%	8,877	195	—	—	9,072
Enel X Midland Photovoltaic, LLC		12,710	20.00%	2,542	—	—	—	2,542
Geumsungsan Wind Power Co., Ltd.		17,101	29.00%	4,959	556	—	—	5,515
KEPCO KPS CARABAO Corp.		(93)	40.00%	(37)	—	—	37	—
Prime Swedish Holding AB		83,481	45.00%	37,566	1,223	—	—	38,789
Goheung New Energy Co., Ltd.		31,749	46.15%	14,652	1,084	—	—	15,736
Gunsan Land Solar Co., Ltd.		35,587	56.91%	20,251	—	—	2,178	22,429
CapMan Lynx SCA, SICAR		6,832	50.00%	3,416	—	—	(3,416)	—
International Offshore Power Transmission Holding Company Limited		4,069	35.00%	1,425	(2)	—	—	1,423
Pyeongchang Wind Power Co., Ltd.		21,083	58.00%	12,228	—	—	—	12,228

F-13
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company's investments in consolidated financial statements as of December 31, 2022 and 2023 are as follows, continued:

2023
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Eumseong Eco Park Co., Ltd.	￦	26,929	29.00%	7,809	577	—	—	8,386
Changwon Nu-ri Energy Co., Ltd.		13,154	61.00%	8,024	3	—	—	8,027
PungBack Wind Farm Corporation		18,526	37.00%	6,855	1,085	—	—	7,940
Trumbull Asset Management, LLC		1,200	78.00%	936	—	—	—	936
S-Power Chile SpA		(150)	50.00%	(75)	139	—	—	64
Seungmun Green Energy		29,566	33.00%	9,757	—	—	—	9,757
Seobusambo highway photovoltaics Co., Ltd.		4,476	80.00%	3,580	—	—	—	3,580
<Joint ventures>
Yangyang Suri Wind Power Co., Ltd.		33,130	29.00%	9,608	—	—	—	9,608
KEPCO for Power Company		725	60.00%	435	—	—	—	435
Taebaek Wind Power Co., Ltd.		23,221	60.00%	13,932	—	—	—	13,932
Jeonju Bio Green Energy Co., Ltd.		4,916	65.00%	3,195	—	—	—	3,195
Kumyang Eco Park Co., Ltd.		12,436	29.00%	3,607	56	—	—	3,663
Jeongeup Green Power Co., Ltd.		5,781	18.71%	1,082	478	—	—	1,560
Hadong E-factory Co., Ltd.		1,145	29.99%	343	6	—	—	349
Namyangju Combined Heat and Power Co., Ltd.		7,000	55.00%	3,850	—	—	—	3,850
Wadi Noor Solar Power Company SAOC		1,675	50.00%	837	9	—	—	846
Fairhaven Energy Storage LLC		—	35.00%	—	—	—	—	—

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

(6)	As of December 31, 2022 and 2023, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

		2022		2023
		Unrecognized equity interest	Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest

		In millions of won
Eurasia Energy Holdings	￦	13	203	(203)	—
Gunsan Bio Energy Co., Ltd. (*1)		122	3,986	—	—
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)		3,565	27,017	937	27,954
Nghi Son 2 Power LLC		(18,940)	—	—	—
Samcheok Eco Materials Co., Ltd.		344	806	3,625	4,431
Naepo Green Energy Co., Ltd.		7,209	14,956	(14,956)	—
Barakah One Company		51,137	93,973	46,746	140,719
Pioneer Gas Power Limited		19,248	56,877	19,835	76,712
Incheon New Power Co., Ltd.		(163)	—	—	—
Bigeum Resident Photovoltaic Power Co., Ltd.		162	460	(460)	—
KAPES, Inc.		(355)	3,160	(145)	3,015
Chester Solar IV SpA		(21)	—	—	—
ITR Co., Ltd.		5	5	(4)	1
SEP Co., Ltd.		14	14	1	15
International Offshore Power Transmission Holding Company Limited		23,378	23,378	(23,378)	—
Noeul Green Energy Co., Ltd.		5,470	5,470	(258)	5,212
Gangneung Eco Power Co., Ltd.		14	14	(14)	—
PlatformN. Co., Ltd.		—	—	62	62
KEPCO KPS CARABAO Corp.		—	—	37	37

(*1)	During the year ended December 31, 2023, the entity was reclassified from an associate to financial assets measured at fair value through other comprehensive income.

F-13
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2023, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Gemeng International Energy Co., Ltd.
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
In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period in the EPC contract of defect repair for wind power generator has expired, the Company acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

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

(vii)	Hyundai Green Power Co., Ltd.
The Company has an obligation to purchase certain shares in Hyundai Green Power Co., Ltd. from financial investors holding certain shares in Hyundai Green Power Co., Ltd. (i.e., IBK and others) when any of the financial investors claim to sell the Company’s shares at a certain point of time in the future. The Company also has the right to claim Hyundai Steel Company, another operating investor of Hyundai Green Power Co., Ltd., to sell its shares at a certain point of time in the future, and is obliged to sell the Company’s shares to Hyundai Steel Company or a third party designated by Hyundai Steel Company when Hyundai Steel Company requests the Company to sell its shares.

(viii)	Kosture Co., Ltd.
The Company acquires the shares with the settled amount of coal provided to Kosture Co., Ltd. every year until completion of the subscription set forth in the shareholders' agreement.

(ix)	Omisan Wind Power Co., Ltd.
The Company has the right to claim Unison Co., Ltd. to transfer its shares in Omisan Wind Power Co., Ltd. either as a whole or as a part after the completion of the power generation complex, and if the Company exercises its right to claim transfer, Unison Co., Ltd. is obliged to transfer such shares at fair value to the Company or a third party designated by the Company.

(x)	Geumsungsan Wind Power Co., Ltd.
The Company has a right to purchase shares owned by Daemyung Energy Co., Ltd., within the range of 18%, for 3 years after the commencement of the operation.

F-13
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2023, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(xi)	Seungmun Green Energy
According to the special conditions of the REC trading contract, a connected entity may demand the sale of ownership stakes held by other investors to the connected entity, or the investors may acquire new stakes or modify business documents through a capital increase in Seungmun Green Energy with prior written consent from the trustee. In the event that other investors sell their stakes to the connected entity, they may demand that the connected entity purchase their stakes in the future if certain conditions are met.

(xii)	Taebaek Guinemi Wind Power Co., Ltd.
If shareholders of Taebaek Guinemi Wind Power Co., Ltd. other than the Company intend to sell their shares after the elapse of warranty period for wind power generators specified in the EPC contract, the Company has preferential right to other parties and third parties to take over the shares that the shareholders want to sell at fair value by reaching agreement with the shareholders on the timing of sales and volume of shares to be sold considering the financial conditions, management conditions and others.

(xiii)	HORANG ENERGY Inc.
The Company has the right to purchase all or partial shares of HORANG ENERGY Inc. held by other shareholders after three years have elapsed from the date of commencing the operations under the unanimous agreement of all shareholders. The Company also has an obligation to sell its shares in HORANG ENERGY Inc. either as a whole or as a part to CNcore Co., Ltd. after three years have elapsed from the date of commencing the operations upon the claim of CNcore Co., Ltd., under the unanimous agreement of all shareholders.

(xiv)	Namyangju Combined Heat and Power Co., Ltd.
The Company has an obligation to purchase certain shares from Narae Energy Co., Ltd. at fair value when Narae Energy Co., Ltd. intends to sell its shares in Namyangju Combined Heat and Power Co., Ltd. on the exercise date agreed upon in accordance with the shareholders’ agreement. If Narae Energy Co., Ltd. becomes the largest equity holder by selling, assigning, or transferring shares in accordance with the shareholders’ agreement, the Company is obligated to guarantee the drag-along right that allows Narae Energy Co., Ltd. to sell the shares held by both shareholders under the same conditions.

(xv)	Wadi Noor Solar Power Company SAOC
The Company has an obligation to purchase certain shares to Nama Holding SAOC at the price agreed upon between shareholders when Nama Holding SAOC intends to purchase shares on the exercise date agreed upon according to the shareholders’ agreement.

(xvi)	Jeongeup Green Power Co., Ltd.
The Company has the right to acquire the shares held by M Eco Co., Ltd. at fair value on the date when it has been third, seventh, and tenth year from the beginning date of commercial operation. However, if M Eco Co., Ltd. transfers its shares to the company holding the majority of shares in M Eco Co., Ltd., its right to transfer shares to the shareholder prevails the Company’s right to acquire shares from M Eco Co,. Ltd.

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures as of December 31, 2023 are as follows:

Company	Nature and extent of any significant restrictions
Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of the stakeholders.

Daeryun Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior consent of the financial institutions.

KNH Solar Co., Ltd.	Principals and interests on subordinated loans or dividends to shareholders cannot be paid without written consent of financial institutions. Also, shares cannot be wholly or partially transferred without the consent of other stakeholders including shareholders and financial institutions.

F-1
39

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures as of December 31, 2023 are as follows, continued:

Company	Nature and extent of any significant restrictions

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Naepo Green Energy Co., Ltd.	Dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of interested parties. All or part of the stocks held cannot be transferred without the written consent of the financial institution and if the conditions for the O&M utilization rate are not met or if a payment deferment is necessary due to the fulfillment of the obligation to provide funds, the contract amount will be paid in a subordinated order.

Solaseado Solar Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of other stakeholders including shareholders and financial institutions.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the written consent of the other shareholders.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and consent of the financial institutions is obtained. Also, shares cannot be wholly or partially transferred without the written consent of the financial institutions.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Diego de Almagro Solar SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Shinho Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the payment conditions are satisfied.
Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

F-14
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures as of December 31, 2023 are as follows, continued:

Company	Nature and extent of any significant restrictions

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

DE Energia SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when prior written consent of financial institutions is obtained.

Bitsolar Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Omisan Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without the consent of the stakeholders including other shareholders financial institutions. Also, either of Omisan Wind Power Co., Ltd. and Unison Co., Ltd. shall not transfer their shares to others wholly or partially until 4 years have passed from the completion of power complex without the written consent from the other party. In case the shares of each party becomes less than 10% of outstanding shares after the transfer, it also requires the written consent from the other party.

Yangyang Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Industrial Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Geumsungsan Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred for 3 years after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

KPE green energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Cheongju Eco Park Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied, or permitted by related financing contracts, or prior written consent of financial institutions is obtained.

Goheung New Energy Co., Ltd.	Payment of dividends or repayment of loans such as subordinated loans to the investors can only be made when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained.

Seungmun Green Energy	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Trumbull Asset Management, LLC	Shares may not be either wholly or partially transferred without the consent of the stakeholders.

Horang Energy Inc.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred before three years have passed after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

Yanggu Floating Photovoltaic Power Plant Inc.	Payment of dividends or repayment of loans such as subordinated loans to the investors can be made only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Hoenggye Renewable Energy Co., Ltd.	Dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures as of December 31, 2023 are as follows, continued:

Company	Nature and extent of any significant restrictions

Daegu Photovoltaic Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of financial institutions is obtained.

Dongducheon Dream Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid only when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior consent of the stakeholders.

Shin Pyeongtaek Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Seoroseoro Sunny Power Plant Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Anjwa Smart Farm & Solar City Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Muan Solar Park Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

YuDang Solar Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haemodum Solar Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

Cheongna Energy Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

Hapcheon Floating Photovoltaic Power Plant Inc.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Yeongwol Eco Wind Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Gurae Resident Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Gunsan Land Solar Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained. In accordance with the shareholders’ agreement, when the internal rate of return defined in Korea Western Power Co., Ltd.’s dividend standard is met any excessive dividend income must be provided to Gunsan City.

Eumseong Eco Park Co., Ltd.	Dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

PungBack Wind Farm Corporation	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures as of December 31, 2023 are as follows, continued:

Company	Nature and extent of any significant restrictions

Seobusambo highway photovoltaics Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haman Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained or prior written consent of financial institutions is obtained. In addition, the Company cannot transfer all or part of its shares without the consent of other shareholders until five years have elapsed from the date of issuance of the acquisition notice after the comprehensive completion of the EPC contract for the project, and shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

Jeongeup Green Power Co., Ltd.	Dividends to investors are only possible when the conditions in the loan agreement are met or prior written consent from the financial institution is obtained, and subordinated loans cannot be paid to investors before the loan principal and interest are fully repaid. Additionally, all or part of the shares held cannot be transferred without the consent of other shareholders before the commencement of commercial operation of this business. The company’s stocks may not be transferred to a third party or otherwise disposed of in a manner not permitted in the financial documents without the prior written consent of the agent bank.

Nepal Water & Energy Development Company Private Limited	The Company must maintain a minimum percentage of ownership (50%) until the project completion date and thereafter.

Goseong Green Power Co., Ltd.	The Company cannot transfer all or part of its shares without the consent of stakeholders until three years have passed since the start of commercial operation of the business.

Gangneung Eco Power Co., Ltd.	The Company cannot transfer all or part of its shares without the consent of stakeholders until three years have passed since the start of commercial operation of the business.

S-Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior consent of the stakeholders is obtained

South Jamaica Power Company Limited	Dividends can be paid only when all conditions of the loan agreement signed between South Jamaica Power Company Limited and financial institutions are satisfied, and prior written consent of financial institutions is obtained.

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of December 31, 2022 and 2023 are as follows:

		2022
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
		In millions of won

Land	￦	14,298,409	(27,405)	—	(27,472)	14,243,532
Buildings		24,230,827	(50,437)	(10,931,672)	(6,955)	13,241,763
Structures		83,055,890	(165,608)	(32,596,265)	(10,390)	50,283,627
Machinery		108,749,243	(127,126)	(54,015,594)	(541,864)	54,064,659
Ships		17,264	—	(3,788)	—	13,476
Vehicles		393,046	(2,045)	(305,242)	(117)	85,642
Equipment		2,168,348	(6,608)	(1,732,564)	(43)	429,133
Tools		1,306,509	(99)	(1,128,002)	(6)	178,402
Construction-in-progress		28,064,266	(135,926)	—	(22,795)	27,905,545
Right-of-use assets		5,992,724	—	(2,281,599)	—	3,711,125
Asset retirement costs		17,620,603	—	(6,185,214)	(146,422)	11,288,967
Others		15,520,160	—	(13,100,723)	—	2,419,437

	￦	301,417,289	(515,254)	(122,280,663)	(756,064)	177,865,308

F-14
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

18.	Property, Plant and Equipment, Continued

(1)	Property, plant and equipment as of December 31, 2022 and 2023 are as follows, continued:

		2023
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
		In millions of won

Land	￦	14,426,253	(27,404)	—	(28,165)	14,370,684
Buildings		25,236,830	(46,227)	(11,870,875)	(5,751)	13,313,977
Structures		86,010,823	(157,881)	(35,111,297)	(9,525)	50,732,120
Machinery		113,735,035	(119,824)	(59,381,603)	(536,386)	53,697,222
Ships		17,845	—	(5,480)	—	12,365
Vehicles		421,349	(2,837)	(337,859)	(116)	80,537
Equipment		2,341,242	(5,932)	(1,909,992)	(375)	424,943
Tools		1,354,532	(62)	(1,190,057)	(1)	164,412
Construction-in-progress		32,031,297	(173,474)	—	(22,795)	31,835,028
Right-of-use assets		6,041,794	—	(2,678,051)	—	3,363,743
Asset retirement costs		17,007,088	—	(7,127,091)	(146,423)	9,733,574
Others		16,255,667	—	(14,108,737)	—	2,146,930

	￦	314,879,755	(533,641)	(133,721,042)	(749,537)	179,875,535

(2)	Changes in property, plant and equipment for the years ended December 31, 2022 and 2023 are as follows:

		2022
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
		In millions of won

Land	￦	14,107,965	9,535	(49,377)	—	—	202,814	14,270,937
(Government grants)		(23,474)	—	1	—	—	(3,932)	(27,405)
Buildings		12,926,226	3,202	(19,918)	(906,528)	(449)	1,289,667	13,292,200
(Government grants)		(52,122)	—	—	5,360	—	(3,675)	(50,437)
Structures		48,290,052	217,450	(277,308)	(2,677,395)	(3,669)	4,900,105	50,449,235
(Government grants)		(172,021)	—	1,250	9,568	—	(4,405)	(165,608)
Machinery		51,755,382	248,932	(188,924)	(5,748,407)	(33,191)	8,157,993	54,191,785
(Government grants)		(140,082)	—	405	17,283	—	(4,732)	(127,126)
Ships		177	—	—	(1,053)	—	14,352	13,476
Vehicles		89,257	1,813	(88)	(41,907)	—	38,612	87,687
(Government grants)		(1,675)	—	—	663	—	(1,033)	(2,045)
Equipment		397,183	79,369	(183)	(205,908)	(1)	165,281	435,741
(Government grants)		(149)	—	—	494	—	(6,953)	(6,608)
Tools		183,065	25,291	(180)	(77,902)	—	48,227	178,501
(Government grants)		(64)	—	—	32	—	(67)	(99)
Construction-in-progress		30,156,094	11,671,907	(197,293)	—	134,735	(13,723,972)	28,041,471
(Government grants)		(111,822)	23,155	17	—	—	(47,276)	(135,926)
Right-of-use assets		4,059,397	197,016	(2,838)	(509,068)	—	(33,382)	3,711,125
Asset retirement costs		8,925,388	—	—	(1,133,866)	—	3,497,445	11,288,967
Others		2,745,861	9,028	(22,531)	(1,036,132)	—	723,211	2,419,437

	￦	173,134,638	12,486,698	(756,967)	(12,304,766)	97,425	5,208,280	177,865,308

F-14
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2022 and 2023 are as follows, continued:

		2023
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment(*)	Others	Ending balance
		In millions of won

Land	￦	14,270,937	23,519	(15,302)	—	—	118,934	14,398,088
(Government grants)		(27,405)	—	1	—	—	—	(27,404)
Buildings		13,292,200	3,706	(6,221)	(938,549)	—	1,009,068	13,360,204
(Government grants)		(50,437)	—	—	5,070	—	(860)	(46,227)
Structures		50,449,235	18,486	(311,877)	(2,828,065)	—	3,562,222	50,890,001
(Government grants)		(165,608)	—	1,611	9,562	—	(3,446)	(157,881)
Machinery		54,191,785	184,532	(195,673)	(6,062,471)	(6,331)	5,705,204	53,817,046
(Government grants)		(127,126)	—	1,230	17,413	—	(11,341)	(119,824)
Ships		13,476	—	—	(1,812)	—	701	12,365
Vehicles		87,687	5,778	(76)	(40,760)	—	30,745	83,374
(Government grants)		(2,045)	—	—	960	—	(1,752)	(2,837)
Equipment		435,741	62,291	(264)	(206,894)	—	140,001	430,875
(Government grants)		(6,608)	—	—	2,011	—	(1,335)	(5,932)
Tools		178,501	30,598	(364)	(78,487)	—	34,226	164,474
(Government grants)		(99)	—	—	38	—	(1)	(62)
Construction-in-progress		28,041,471	14,069,968	(1,511)	—	(10,700)	(10,090,726)	32,008,502
(Government grants)		(135,926)	5,544	—	—	—	(43,092)	(173,474)
Right-of-use assets		3,711,125	261,862	(2,613)	(536,517)	—	(70,114)	3,363,743
Asset retirement costs		11,288,967	—	—	(1,251,446)	—	(303,947)	9,733,574
Others		2,419,437	1,290	—	(958,649)	—	684,852	2,146,930

	￦	177,865,308	14,667,574	(531,059)	(12,868,596)	(17,031)	759,339	179,875,535

(*)
The Company is in the process of calculating the actual damage in relation to Taean IGCC gas refinery fire incident in January 2023. For the year ended December 31, 2023, the Group recognized ￦6,331 million of estimated damage to its PP&E due to the fire incident as impairment loss, and the estimated damage may change depending on future investigations. In addition, as the recoverable amount of construction-in-progress of Guam Ukudu Power LLC, a subsidiary of the Group, is less than the book value, ￦10,700 million was recognized as an impairment loss during the year ended December 31, 2023.

(3)
The Company’s subsidiaries including Korea Hydro & Nuclear Power Co., Ltd. have recognized proceeds and costs from selling items produced before its intended use, by accounting ￦38,149 million (prior year : ￦94,264 million) as revenue and ￦45,578 (prior year : ￦63,405 million) as expense in profit or loss for the year ended December 31, 2023.

19.	Investment Properties

(1)	Investment properties as of December 31, 2022 and 2023 are as follows:

		2022
		Acquisition cost	Government grants	Accumulated depreciation	Book value

		In millions of won
Land	￦	194,417	—	—	194,417
Buildings		20,241	(21)	(6,351)	13,869

	￦	214,658	(21)	(6,351)	208,286

		2023
		Acquisition cost	Government grants	Accumulated depreciation	Book value

		In millions of won
Land	￦	172,594	—	—	172,594
Buildings		20,043	(22)	(7,088)	12,933

	￦	192,637	(22)	(7,088)	185,527

F-14
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

19.	Investment Properties, Continued

(2)	Changes in investment properties for the years ended December 31, 2022 and 2023 are as follows:

		2022
		Beginning balance	Disposal	Depreciation	Others	Ending balance

		In millions of won
Land	￦	201,605	(208)	—	(6,980)	194,417
Buildings		11,209	—	(487)	3,168	13,890
(Government grants)		(30)	—	1	8	(21)

	￦	212,784	(208)	(486)	(3,804)	208,286

		2023
		Beginning balance	Disposal	Depreciation	Others	Ending balance

		In millions of won
Land	￦	194,417	—	—	(21,823)	172,594
Buildings		13,890	—	(494)	(441)	12,955
(Government grants)		(21)	—	1	(2)	(22)

	￦	208,286	—	(493)	(22,266)	185,527

(3)	Income and expenses related to investment properties for the years ended December 31, 2022 and 2023 are as follows:

		2022	2023

		In millions of won
Rental income	￦	9,775	10,519
Operating and maintenance expenses related to rental income		(587)	(507)

	￦	9,188	10,012

(4)	Fair value of investment properties as of December 31, 2022 and 2023 are as follows:

		2022		2023

		Book value	Fair value	Book value	Fair value
		In millions of won
Land	￦	194,417	292,827	172,594	258,478
Buildings		13,869	15,626	12,933	13,437

	￦	208,286	308,453	185,527	271,915

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

F-14
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

20.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the years ended December 31, 2021, 2022 and 2023 are as follows:

		2021
		Beginning balance	Increase (decrease) (*)	Recognized as revenue	Ending balance

		In millions of won
Nuclear power plant construction in overseas and others	￦	3,152,725	386,208	(754,998)	2,783,935

(*)
For the year ended December 31, 2021, the increased balance of contracts from new orders is ￦458,635 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ￦72,427 million.

		2022
		Beginning balance	Increase (decrease) (*)	Recognized as revenue	Ending balance

		In millions of won
Nuclear power plant construction in overseas and others	￦	2,783,935	3,457,964	(646,953)	5,594,946

(*)
For the year ended December 31, 2022, the increased balance of contracts from new orders is ￦3,578,599 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ￦81,401 million.

		2023
		Beginning balance	Increase (decrease) (*)	Recognized as revenue	Ending balance

		In millions of won
Nuclear power plant construction in overseas and others	￦	5,594,946	986,049	(785,395)	5,795,600

(*)
For the year ended December 31, 2023, the increased balance of contracts from new orders is ￦1,029,165 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ￦43,116 million.

(2)	Accumulated earned revenue, expense and others related to the Company’s construction contracts in progress as of December 31, 2022 and 2023 are as follows:

		2022
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts

		In millions of won
Nuclear power plant construction in overseas and others	￦	22,507,004	21,666,552	840,452	29,877

		2023
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts

		In millions of won
Nuclear power plant construction in overseas and others	￦	22,996,785	22,382,628	614,157	74,253

F-14
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

20.	Construction Contracts, Continued

(3)	Gross amount due from customers recognized as contract assets and due to customers recognized as contract liabilities for contract work as of December 31, 2022 and 2023 are as follows:

		2022		2023
		Contract assets (*1)	Contract liabilities (*2)	Contract assets (*1)	Contract liabilities (*2)

		In millions of won
Nuclear power plant construction in overseas and others	￦	118,983	120,952	183,204	270,789

(*1)
Included in trade and other receivables, net, in the consolidated statements of financial position. The balance of trade receivables from construction contracts are ￦85,757 million and ￦101,180 million, as of December 31, 2022 and 2023, respectively.

(*2)
Included in non-financial liabilities as advance received in the consolidated statements of financial position. The revenue recognized on December 31, 2023 from the amounts included in contract liabilities at the end of the prior year is ￦117,311 million.

Revenue recognized for the year ended December 31, 2023 from performance obligations satisfied in previous periods is ￦9,367 million.

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of December 31, 2022 and 2023 are as follows:

		2022
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value

		In millions of won
Software	￦	1,002,040	(174)	(799,013)	(20)	202,833
Copyrights, patents rights and other industrial rights		104,559	—	(67,368)	(9,178)	28,013
Mining rights		625,845	—	(46,187)	(541,133)	38,525
Development expenditures		938,032	(3,477)	(883,527)	—	51,028
Intangible assets under development		76,625	(2,108)	—	(8,903)	65,614
Usage rights of donated assets and others		592,797	—	(435,518)	(136)	157,143
Leasehold rights		28,185	—	(23,297)	—	4,888
Greenhouse gas emissions rights		43,960	—	—	—	43,960
Others		551,396	(67)	(174,714)	(11,955)	364,660

	￦	3,963,439	(5,826)	(2,429,624)	(571,325)	956,664

		2023
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value

		In millions of won
Software	￦	1,083,537	(413)	(885,677)	(19)	197,428
Copyrights, patents rights and other industrial rights		105,827	—	(73,158)	(9,178)	23,491
Mining rights		643,625	—	(57,549)	(553,911)	32,165
Development expenditures		966,530	(2,121)	(911,096)	—	53,313
Intangible assets under development		94,916	(2,458)	—	(8,903)	83,555
Usage rights of donated assets and others		592,739	—	(447,352)	(136)	145,251
Leasehold rights		28,185	—	(24,256)	—	3,929
Greenhouse gas emissions rights		107,086	—	—	—	107,086
Others		599,958	(322)	(199,865)	(12,005)	387,766

	￦	4,222,403	(5,314)	(2,598,953)	(584,152)	1,033,984

F-14
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the years ended December 31, 2022 and 2023 are as follows:

		2022
		Beginning balance	Acquisition	Disposal	Amortization	Reversal	Others	Ending balance

		In millions of won
Software	￦	162,596	22,532	(57)	(84,649)	—	102,585	203,007
(Government grants)		(91)	—	—	60	—	(143)	(174)
Copyrights, patents rights and other industrial rights		35,187	270	(37)	(7,136)	—	(271)	28,013
Mining rights		41,902	2,395	—	(4,296)	—	(1,476)	38,525
Development expenditures		72,944	—	—	(24,238)	—	5,799	54,505
(Government grants)		(3,820)	—	—	1,466	—	(1,123)	(3,477)
Intangible assets under development		81,430	39,559	—	—	(14)	(53,253)	67,722
(Government grants)		(7,326)	—	—	—	—	5,218	(2,108)
Usage rights of donated assets and others		169,783	—	—	(11,394)	(150)	(1,096)	157,143
Leasehold rights		5,848	—	—	(960)	—	—	4,888
Greenhouse gas emissions rights		78,137	57,466	—	—	—	(91,643)	43,960
Others		407,558	4,073	(260)	(25,017)	—	(21,627)	364,727
(Government grants)		(71)	—	—	4	—	—	(67)

	￦	1,044,077	126,295	(354)	(156,160)	(164)	(57,030)	956,664

		2023
		Beginning balance	Acquisition	Disposal	Amortization	Impairment	Others	Ending balance

		In millions of won
Software	￦	203,007	12,837	(18)	(86,174)	—	68,189	197,841
(Government grants)		(174)	—	—	85	—	(324)	(413)
Copyrights, patents rights and other industrial rights		28,013	319	(70)	(4,918)	(180)	327	23,491
Mining rights		38,525	2,164	—	(10,289)	—	1,765	32,165
Development expenditures		54,505	—	—	(25,614)	—	26,543	55,434
(Government grants)		(3,477)	—	—	1,356	—	—	(2,121)
Intangible assets under development		67,722	51,282	—	—	—	(32,991)	86,013
(Government grants)		(2,108)	—	—	—	—	(350)	(2,458)
Usage rights of donated assets and others		157,143	—	—	(11,857)	—	(35)	145,251
Leasehold rights		4,888	—	—	(959)	—	—	3,929
Greenhouse gas emissions rights		43,960	8,577	(1)	(2)	—	54,552	107,086
Others		364,727	4,136	(119)	(24,895)	(103)	44,342	388,088
(Government grants)		(67)	—	—	93	—	(348)	(322)

	￦	956,664	79,315	(208)	(163,174)	(283)	161,670	1,033,984

F-1
49

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of December 31, 2022 and 2023 are as follows:

2022
Type	Description	Currency	Amount	Remaining useful lives

	In millions of won and thousands of Australian dollars
Software	ORACLE license for SDIS integrated DB	KRW	5,509	3 years and 4 months
Copyrights, patents rights and other industrial rights	Contributions to APR NRC DC	KRW	20,871	5 years
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	17,772	3 years and 11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	7,908	7 years and 6 months
Others	Occupancy and use of public waters	KRW	76,212	14 years and 1 month
	Greenhouse gas emissions rights	KRW	43,960	—
	Business rights	KRW	154,712	26 years and 11 months

(*) The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

2023
Type	Description	Currency	Amount	Remaining useful lives

	In millions of won and thousands of Australian dollars
Software	S/4HANA ERP license	KRW	5,742	3 years and 11 months
Copyrights, patents rights and other industrial rights	Contributions to APR NRC DC	KRW	16,697	4 years
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	13,235	2 years and 11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	6,853	6 years and 6 months
Others	Occupancy and use of public waters	KRW	70,800	13 years and 1 month
	Greenhouse gas emissions rights	KRW	107,086	—
	Business rights	KRW	148,964	25 years and 11 months

(*) The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)	For the years ended December 31, 2021, 2022 and 2023, the Company recognized research and development expenses of ￦ 689,397 million, ￦ 727,810 million, and ￦ 717,561 million, respectively.

F-15
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

22.	Trade and Other Payables
Trade and other payables as of December 31, 2022 and 2023 are as follows:

		2022		2023
		Current	Non-current	Current	Non-current

		In millions of won
Trade payables	￦	7,529,857	—	4,341,482	—
Non-trade payables		2,132,838	2,023,985	2,140,906	1,716,345
Accrued expenses		1,605,118	6,351	1,859,765	23,148
Leasehold deposits received		2,479	35	2,548	1,042
Other deposits received		97,408	47,863	127,933	33,723
Lease liabilities		614,037	3,549,106	612,765	3,195,115
Dividends payable		1,812	—	4,574	—
Others(*)		—	11,574	—	12,584

	￦	11,983,549	5,638,914	9,089,973	4,981,957

(*)	Details of others as of December 31, 2022 and 2023 are as follows:

		2022		2023
		Current	Non-current	Current	Non-current

		In millions of won
Advance received from local governments	￦	—	3,477	—	3,069
Others		—	8,097	—	9,515

	￦	—	11,574	—	12,584

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of December 31, 2022 and 2023 are as follows:

		2022	2023

		In millions of won
Current liabilities
Short-term borrowings	￦	8,820,425	10,667,335
Current portion of long-term borrowings		3,638,202	5,780,638
Current portion of debt securities		10,205,395	24,681,439
Less: Current portion of discount on long-term borrowings		(774)	(1,152)
Less: Current portion of discount on debt securities		(4,246)	(7,176)
Add: C urrent portion of premium on debt securities		—	263

		22,659,002	41,121,347

Non-current liabilities
Long-term borrowings		2,977,268	3,407,514
Debt securities		95,160,920	89,293,561
Less: Discount on long-term borrowings		(14,945)	(14,683)
Less: Discount on debt securities		(177,543)	(175,909)
Add: Premium on debt securities		663	—

		97,946,363	92,510,483

	￦	120,605,365	133,631,830

F-15
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

23.	Borrowings and Debt Securities, Continued

(2)	Repayment schedule of borrowings and debt securities as of December 31, 2022 and 2023 are as follows:

2022
Type		Borrowings	Debt Securities

		In millions of won
Less than 1 year	￦	12,458,627	10,205,395
1~ 5 years		1,472,655	65,278,587
Over 5 years		1,504,613	29,882,333

	￦	15,435,895	105,366,315

2023
Type		Borrowings	Debt Securities

		In millions of won
Less than 1 year	￦	16,447,973	24,681,439
1~ 5 years		1,649,696	64,342,617
Over 5 years		1,757,818	24,950,944

	￦	19,855,487	113,975,000

(3)	Short-term borrowings as of December 31, 2022 and 2023 are as follows:

2022
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency

	In millions of won and thousands of USD
Local short-term borrowings	DB Financial Investment and others	3.21~5.80	2023.01.02 ~2023.12.31	—	￦	5,549,120
Local short-term borrowings	Nonghyup Bank and others	3M CD+1.11~1.70	2023.05.25 ~2023.11.24	—		3,000,000
Local short-term borrowings	Shinhan Bank	6M Bank debenture rate+1.77	2023.11.17	—		50,000
Local short-term borrowings	Korea Development Bank	4.15	2023.01.06	—		3,400
Foreign short-term borrowings	Shinhan Bank	5.19	2023.02.28	USD 12,045		15,264
Foreign short-term borrowings	Shinhan Bank	SOFR(1M)+0.65	2023.02.27	USD 40,000		50,692
Foreign short-term borrowings	Kookmin Bank and others	3.32~5.88	2023.01.09 ~2023.06.12	USD 91,796		116,333
Local bank overdraft	Woori Bank and others	Standard overdraft rate+1.32 4.83	2023.01.06 ~2023.02.24	—		35,616

					￦	8,820,425

F-15
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of December 31, 2022 and 2023 are as follows, continued:

2023
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency

	In millions of won and thousands of USD
Local short-term borrowings	DB Financial Investment and others	4.00~4.84	2024.01.05 ~2024.12.31	—	￦	6,180,339
Local short-term borrowings	Nonghyup Bank and others	3M CD +0.98 ~1.12	2024.05.26 ~2024.11.20	—		4,300,000
Local short-term borrowings	Korea Development Bank	Standard overdraft rate+1.06	2024.02.24	—		30,000
Local short-term borrowings	Export-Import Bank of Korea	3M Bank debenture rate+0.34	2024.12.27	—		50,000
Foreign short-term borrowings	Export-Import Bank of Korea	5.49	2024.09.27	USD 40,000		51,576
Foreign short-term borrowings	Kookmin Bank	SOFR(1M)+0.95	2024.02.16	USD 40,000		51,576
Local bank overdraft	Woori Bank and others	Standard overdraft rate+1.37 4.63~5.34	2024.01.05 ~2024.02.23	—		3,844

					￦	10,667,335

(4)	Long-term borrowings as of December 31, 2022 and 2023 are as follows:

2022
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

		In millions of won and thousands of foreign currencies
Local long-term borrowings
Korea Development Bank	Others	0.50	2023~2044	—	￦	2,133
	Facility	2.50 ~ 4.60	2023~2028	—		28,420
	Facility	CB rate+0.90	2029	—		9,985
	Operating funds	1yr KDB rate +0.81~0.91	2023~2024	—		54,300
Hana Bank and others	Commercial Paper	3M CD+0.13~1.20	2023~2027	—		3,250,000
	Facility	4.60	2028	—		8,137
	Facility	3yr KTB rate-1.50	2028	—		3,821
Export-Import Bank of Korea	Project loans	1.50	2026	—		10,312
	Facility	1.32	2028	—		58,100
	Operating funds	1.78	2023	—		15,700
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 1.50~1.75	2023~2028	—		11,175
	Facility	3yr KTB rate-2.50	2023~2024	—		393
	Project loans	—	2023~2027	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		19,195
	Commercial Paper	3M CD+0.38	2025	—		150,000
	Others	3.95	2034	—		78,905
	Others	Standard overdraft rate+1.00	2034	—		78,905
Kookmin Bank	Facility	MOR+0.79 3M CD+1.79 5.04	2023~2035	—		105,155
	Others	4.00	2025	—		20,700
Woori Bank	Facility	3M Libor +1.90 5.04	2035~2042	—		48,823

F-15
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2022 and 2023 are as follows, continued:

2022
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

		In millions of won and thousands of foreign currencies
Others	Facility	3.50~6.80	2028~2044	—	￦	690,259
	Facility	CB rate+1.10 1.75~4.56	2024~2036	—		103,131
	PF Refinancing	CB rate+1.25	2030	—		7,634
	PF Refinancing	4.10	2030	—		21,206
	Securitized debts (*)	3M CD+1.80	2025	—		33,476
	Others	4.40~7.90	2023~2039	—		120,217
	Others	1.80~4.50	2031~2034	—		49,929

					￦	4,981,208

Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744		11,081
Export-Import Bank of Korea and others	Direct Loan and others	6M Libor+3.20	2036	USD 78,094		98,969
	Direct Loan and others	3M Libor+2.25~3.70	2027	JOD 91,051		162,692
	Facility	6M Libor+1.70~2.50 SOFR(1M) +1.83	2029~2032	USD 132,168		167,496
Kookmin Bank and others	EBL	SOFR(1M)+0.11~0.75	2024	USD 149,592		189,578
Riyad Bank	EBL	SOFR(3M)+1.20	2025	USD 49,870		63,201
POSCO and others	Shareholder’s loan	8.00	2025	USD 10,005		12,680
	Shareholder’s loan	8.00	2031	JOD 4,853		8,671
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY 4,752,934		45,304
Woori Bank and others	Syndicated Loan	JPY 6M Libor+1.84	2032	JPY 2,613,385		24,910
Solar Construction Lendings, LLC	Facility	5.00	2025	USD 31,140		39,464
KiwoomSolar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 40,531		54,765
IFC and others	Facility	6M Libor+5.00 SOFR(3M)+1.83~1.99 5.41 ~6.19	2028~2031	USD 408,408		517,575
Hanwha US Solar Private Fund and others	Facility	3.00	2038	USD 58,308		73,894
DBS Bank and others	Facility	1M BBSY+1.40~2.25	2025	AUD 190,860		163,836
Others	Others	—	—	USD 116		146

						1,634,262

						6,615,470
Less: Discount on long-term borrowings						(15,719)
Less: Current portion of long-term borrowings						(3,638,202)
Add: Current portion of discount on long-term borrowings						774

					￦	2,962,323

(*)	The main reasons for early repayment of securitized debts as of December 31, 2022 are as follows:

Type	Details
Non-payment of proceeds	Where the consignor fails to pay the principal to the trustee
Guarantees for supplemental funding	Where the consignor fails to fulfill guarantees for supplemental funding
Additional trust obligation	Where the consignor fails to fulfill the additional trust obligation
Event of default	In case the event of default occurs under the ABL loan agreement
The
C
ompany
is responsible for collateral obligations (fund supplementation) and liability guarantees for entrusted assets.

F-15
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2022 and 2023 are as follows, continued:

2023
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

		In millions of won
Local long-term borrowings
Korea Development Bank	Others	0.50	2024~2044	—	￦	1,758
	Facility	2.60~4.94	2025~2042	—		53,052
	Facility	CB rate+0.90	2029	—		9,985
	Operating funds	1yr KDB rate+0.91	2024	—		40,000
Hana Bank and others	Commercial Paper	3M CD+0.13~1.20	2024~2028	—		5,350,000
	Facility	4.60	2028	—		6,558
	Facility	3yr KTB rate-2.50	2028	—		3,156
Export-Import Bank of Korea	Project loans	1.00	2026	—		7,365
	Facility	1.32	2028	—		80,000
	Operating funds	3M Bank debenture rate +0.66	2026	—		40,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 2.25	2024~2028	—		9,176
	Facility	3yr KTB rate-1.50	2024	—		163
	Project loans	—	2033	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		16,825
	Operating funds	6M Bank debenture rate+0.93	2025	—		20,000
	Commercial Paper	3M CD+0.38	2025	—		150,000
	Others	3.95	2034	—		73,425
	Others	Standard overdraft rate+1.00	2034	—		73,425
Kookmin Bank	Facility	1yr B ank debenture rate +0.78 3M CD+1.79~2.10 5.04	2025~2037	—		186,032
Woori Bank	Facility	Standard overdraft rate+1.00 3M CD+1.90 5.04	2034~2042	—		101,172
IBK	Facility	4.00~5.80	2042~2044	—		30,690
Nonghyup Bank	Facility	3M CD+2.00~2.10	2030~2041	—		22,517
Others	Facility	3.50~6.80	2028~2042	—		735,722
	Facility	CB rate+1.10 3M CD+2.10 1.75~3.30	2024~2041	—		51,509
	PF Refinancing	CB rate+1.25	2030	—		6,680
	PF Refinancing	4.10	2030	—		18,556
	Securitized debts (*)	3M CD+1.80	2025	—		52,060
	Others	4.40~7.90	2025~2039	—		113,973
	Others	1.80~4.50	2031~2034	—		49,879

					￦	7,304,875

F-15
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Stat
e
ments, Continued
December 31, 2022 and 2023

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2022 and 2023 are as follows, continued:

2023
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

		In millions of won and thousands of foreign currencies
Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744	￦	11,274
Export-Import Bank of Korea and others	Direct Loan and others	6M Synthetic Libor+1.80~3.20	2036	USD 78,347		101,020
	Direct Loan and others	6M Synthetic Libor+2.25~3.70	2027	JOD 62,385		113,390
	Facility	6M Synthetic Libor+1.70~2.50 SOFR(1M)+ 1.83	2029 ~ 2031	USD 120,916		155,909
Korea Development Bank and others	EBL	SOFR(1M)+0.86	2025	USD 142,049		183,157
POSCO and others	Shareholder’s loan	5.60~8.00	2025	USD 10,770		13,887
	Shareholder’s loan	8.00	2031	JOD 5,419		9,850
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY 4,350,671		39,707
Woori Bank and others	Syndicated Loan	JPY 6M Tibor+1.84	2032	JPY 2,399,088		21,896
Solar Construction Lending, LLC	Facility	5.00	2025	USD 29,894		38,545
KiwoomSolar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 40,478		57,745
IFC and others	Facility	SOFR(3M)+1.99 SOFR(6M)+5.00 3M BSBY+ 1.70 6.05~6.62	2024~2031	USD 655,922		845,746
Hanwha US Solar Private Fund and others	Facility	6.00	2039	USD 60,674		78,233
DBS Bank and others	Facility	1M BBSY+1.40~2.25	2025	AUD 185,086		162,891
Nonghyup Bank and others	Facility	10.40	2039	USD 38,799		50,027

						1,883,277

						9,188,152
Less: D iscount on long-term borrowings						(15,835)
Less: C urrent portion of long-term borrowings						(5,780,638)
Add: C urrent portion of discount on long-term borrowings						1,152

					￦	3,392,831

(*)	The main reasons for early repayment of securitized debts as of December 31, 2023 are as follows:

Type	Details
Non-payment of proceeds	Where the consignor fails to pay the principal to the trustee
Guarantees for supplemental funding	Where the consignor fails to fulfill guarantees for supplemental funding
Additional trust obligation	Where the consignor fails to fulfill the additional trust obligation
Event of default	In case the event of default occurs under the ABL loan agreement
The Company is responsible for collateral obligations (fund supplementation) and liability guarantees for entrusted assets.

F-15
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of December 31, 2022 and 2023 are as follows:

	Issue date	Maturity	Interest rate (%)		2022	2023

	In millions of won
Electricity Bonds	2012.03.27~2023.09.11	2023.01.08~2052.04.21	1.43~5.99	￦	61,190,000	67,730,000
Corporate Bonds (*)	2009.10.16~2023.12.21	2024.01.12~2053.11.10	1.21~10.00		29,293,188	29,887,353
Corporate Bonds	2021.05.26~2023.12.28	2041.05.25~2043.09.15	2.00 ~3.78		11,578	41,578

					90,494,766	97,658,931
Less: Discount on local debt securities					(56,924)	(54,826)
Less: Current portion of local debt securities					(8,401,619)	(23,141,584)
Add: Current portion of discount on local debt securities					2,344	4,712

				￦	82,038,567	74,467,233

(*)
Among the corporate bonds, each holder of Hee Mang Sunlight Power Co., Ltd.’s private equity bonds, amounting to ￦1,584 million, may exercise the early redemption rights on the 5th year (March 31, 2021) from the date of issuance of the bonds and every year on March 31 thereafter, until the year before the redemption date.

(6)	Foreign debt securities as of December 31, 2022 and 2023 are as follows:

	2022
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency

	In millions of won and thousands of foreign currencies
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	￦	353,198
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		398,841
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		363,614
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		126,730
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		380,190
FY-17	2017.07.25	2027.07.25	3.13	USD 300,000		380,190
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		54,048
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		54,527
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		268,208
FY-18	2018.06.07~2018.07.25	2023.06.07~2023.07.25	3.75~3.88	USD 1,400,000		1,774,220
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		274,574
FY-19	2019.06.24	2024.06.24	2.50	USD 500,000		633,650
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF 300,000		411,861
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD 300,000		257,523
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 360,899		457,368
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		380,190
FY-20	2020.05.06	2025.05.06	1.75	USD 500,000		633,650
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		633,650
FY-20	2020.08.03	2026.02.03	1.00	USD 300,000		380,190
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		570,285
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		633,650
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		380,190
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		380,190
FY-22	2022.04.21	2027.04.21	3.63	USD 300,000		380,190
FY-22	2022.05.06	2025.05.06	3.60	USD 500,000		633,650
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD 800,000		1,013,840
FY-22	2022.06.28	2025.06.28	4.13	USD 300,000		380,190
FY-22	2022.07.27	2027.07.27	4.25	USD 700,000		887,110
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD 800,000		1,013,840
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD 2,350,000		381,992

						14,871,549
Less: Discount on foreign debt securities						(124,865)
Add: Premium on foreign debt securities						663
Less: Current portion of foreign debt securities						(1,803,776)
Add: Current portion of discount on foreign debt securities						1,902

					￦	12,945,473

F-15
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of December 31, 2022 and 2023 are as follows, continued:

	2023
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency
	In millions of won and thousands of foreign currencies
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	￦	359,357
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		405,796
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		369,955
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		128,940
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		386,820
FY-17	2017.07.25	2027.07.25	3.13	USD 300,000		386,820
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		57,064
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		58,050
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		272,349
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		305,364
FY-19	2019.06.24	2024.06.24	2.50	USD 500,000		644,700
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF 300,000		458,046
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD 300,000		264,024
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 342,753		441,946
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		386,820
FY-20	2020.05.06	2025.05.06	1.75	USD 500,000		644,700
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		644,700
FY-20	2020.08.03	2026.02.03	1.00	USD 300,000		386,820
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		580,230
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		644,700
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		386,820
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		386,820
FY-22	2022.04.21	2027.04.21	3.63	USD 300,000		386,820
FY-22	2022.05.06	2025.05.06	3.60	USD 500,000		644,700
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD 800,000		1,031,520
FY-22	2022.06.28	2025.06.28	4.13	USD 300,000		386,820
FY-22	2022.07.27	2027.07.27	4.25	USD 700,000		902,580
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD 800,000		1,031,520
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD 2,350,000		387,891
FY-23	2023.06.07	2030.06.07	4.51	HKD 1,037,000		171,167
FY-23	2023.07.12	2028.07.12	4.88	USD 350,000		451,290
FY-23	2023.07.18	2028.07.18	5.00	USD 500,000		644,700
FY-23	2023.07.31	2026.07.31	5.38	USD 1,000,000		1,289,400
FY-23	2023.09.21	2026.09.21	5.38	USD 300,000		386,820

						16,316,069
Less: D iscount on foreign debt securities						(128,259)
Add: Premium on foreign debt securities						263
Less: C urrent portion of foreign debt securities						(1,539,855)
Add: C urrent portion of discount on foreign debt securities						2,464
Less: C urrent portion of premium on foreign debt securities						(263)

					￦	14,650,419

(7)	Changes in borrowings and debt securities for the years ended December 31, 2022 and 2023 are as follows:

		2022	2023
		In millions of won
Beginning balance	￦	80,529,513	120,605,365
Cash flow		39,193,816	12,692,924
Effect of exchange rate fluctuations		906,877	335,353
Others		(24,841)	(1,812)

Ending balance	￦	120,605,365	133,631,830

F-15
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

24.	Leases
Company as a lessee

(1)	Lease contracts
The Company applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ￦235,473 million and ￦172,711 million respectively, as expense for the years ended December 31, 2022 and 2023. The Company also applies the leases of low-value
assets recognition exemption to leases contracts with underlying assets considered to be low value (i.e., approximately less than ￦5 million), and recognized ￦3,147 million and ￦4,659 million respectively, as expense for the years ended December 31, 2022 and 2023. The Company has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of December 31, 2022 and 2023 are as follows:

		2022
		Acquisition cost	Accumulated depreciation	Book value

		In millions of won
Land	￦	886,076	(224,277)	661,799
Buildings		135,290	(60,434)	74,856
Structures		30,879	(6,914)	23,965
Machinery		1,737	(902)	835
Ships		4,151,460	(1,554,597)	2,596,863
Vehicles		35,712	(20,996)	14,716
Others (*)		751,570	(413,479)	338,091

	￦	5,992,724	(2,281,599)	3,711,125

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

		2023
		Acquisition cost	Accumulated depreciation	Book value

		In millions of won
Land	￦	937,481	(281,621)	655,860
Buildings		188,017	(97,444)	90,573
Structures		46,573	(9,217)	37,356
Machinery		26,453	(20,510)	5,943
Ships		4,137,168	(1,823,863)	2,313,305
Vehicles		59,208	(33,717)	25,491
Others (*)		646,894	(411,679)	235,215

	￦	6,041,794	(2,678,051)	3,363,743

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

F-1
59

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

24.	Leases, Continued

(3)	Changes in right-of-use assets for the years ended December 31, 2022 and 2023 are as follows:

		2022
		Beginning balance	Increase	Depreciation	Decrease	Others	Ending balance
		In millions of won
Land	￦	652,795	63,654	(41,260)	—	(13,390)	661,799
Buildings		62,884	42,399	(30,243)	(1,042)	858	74,856
Structures		21,148	4,256	(1,758)	—	319	23,965
Machinery		565	429	(159)	—	—	835
Ships		3,029,219	—	(393,677)	—	(38,679)	2,596,863
Vehicles		13,618	13,475	(8,673)	(962)	(2,742)	14,716
Others		279,168	72,803	(33,298)	(834)	20,252	338,091

	￦	4,059,397	197,016	(509,068)	(2,838)	(33,382)	3,711,125

		2023
		Beginning balance	Increase	Depreciation	Decrease	Others	Ending balance
		In millions of won
Land	￦	661,799	2,696	(57,461)	(126)	48,952	655,860
Buildings		74,856	24,622	(32,591)	(904)	24,590	90,573
Structures		23,965	49	(2,471)	(273)	16,086	37,356
Machinery		835	—	(94)	—	5,202	5,943
Ships		2,596,863	199,538	(382,298)	—	(100,798)	2,313,305
Vehicles		14,716	21,097	(10,464)	(1,008)	1,150	25,491
Others		338,091	13,860	(51,138)	(302)	(65,296)	235,215

	￦	3,711,125	261,862	(536,517)	(2,613)	(70,114)	3,363,743

(4)	Lease liabilities as of December 31, 2022 and 2023 are as follows:

		2022	2023
		In millions of won
Less than 1 year	￦	639,756	641,525
1 ~ 5 years		2,047,584	1,898,846
More than 5 years		1,925,012	1,694,729

		4,612,352	4,235,100
Less: Discount		(449,209)	(427,220)

Present value of lease payment	￦	4,163,143	3,807,880

(5)	The details of the liquidity classification of lease liabilities as of December 31, 2022 and 2023 are as follows:

		2022	2023
		In millions of won
Current lease liabilities	￦	614,037	612,765
Non-current lease liabilities		3,549,106	3,195,115

	￦	4,163,143	3,807,880

F-16
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

24.	Leases, Continued

(6)	Changes in lease liabilities for the years ended December 31, 2022 and 2023 are as follows:

		2022
		Beginning balance	Increase	Decrease	Interest expenses	Others(*)	Ending balance
		In millions of won
Lease liabilities	￦	4,410,503	109,019	(654,236)	91,590	206,267	4,163,143

(*)	Including translation effect of foreign currency lease liabilities and others.

		2023
		Beginning balance	Increase	Decrease	Interest expenses	Others(*)	Ending balance
		In millions of won
Lease liabilities	￦	4,163,143	253,495	(661,665)	87,426	(34,519)	3,807,880

(*)	Including translation effect of foreign currency lease liabilities and others.

(7)	Details of expense relating to lease contracts as lessee for the years ended December 31, 2022 and 2023 are as follows:

		2022	2023
		In millions of won
Depreciation of right-of-use assets	￦	509,068	536,517
Interest expenses of lease liabilities		91,590	87,426
Leases expenses for short-term leases		235,473	172,711
Leases expenses for leases of low-value assets		3,147	4,659
Variable lease payments		112,158	62,006

	￦	951,436	863,319

(8)
The total cash outflow related to the lease contracts, including cash outflows due to short-term leases and leases of low-value
assets, amounts to
￦
1,005,014 million and
￦
901,041 million, for the years ended December 31, 2022 and 2023, respectively.

Company as a lessor

(1)	Finance lease contracts
The Company entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a
25-year
lease term, and an 89.1MW level Fujeij wind power plant over a
20-year
lease term. In addition, the Company provides 21 energy storage system installation projects and 151 energy efficiency contracts as finance leases with a lease term of 2 to 11 years. Also, the Company entered into a PPA with The Federal Electricity Commission in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profit and loss related to finance lease for the years ended December 31, 2022 and 2023 are as follows:

		2022	2023
		In millions of won
Finance income on the net investment in the lease	￦	122,355	118,695

F-16
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

24.	Leases, Continued

(3)	Maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of December 31, 2022 and 2023 are as follows:

		2022	2023
		In millions of won
Less than 1 year	￦	181,930	189,779
1 ~ 2 years		169,693	182,743
2 ~ 3 years		166,787	179,428
3 ~ 4 years		166,196	178,074
4 ~ 5 years		166,965	168,221
More than 5 years		1,527,093	1,408,350

		2,378,664	2,306,595
Less: Unearned finance income		(1,139,274)	(1,057,434)

Net investment in the lease (*)	￦	1,239,390	1,249,161

(*)	Including the present value of unguaranteed residual value amounting to ￦22,910 million and ￦25,521 million, as of December 31, 2022 and 2023, respectively.
The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 0.00% up to 17.03% per year as of December 31, 2023. (prior year : 0.00% ~ 17.08%)

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for the years ended December 31, 2022 and 2023 are as follows:

		2022	2023
		In millions of won
Beginning balance	￦	768	4,505
Bad debt expense		3,737	751

Ending balance	￦	4,505	5,256

25.	Employment Benefits

(1)	Employment benefit obligations as of December 31, 2022 and 2023 are as follows:

		2022	2023
		In millions of won
Net defined benefit asset	￦	198,626	70,187
Net defined benefit obligations		825,927	1,033,409
Other long-term employee benefit obligations		2,794	1,911

(2)	Principal assumptions used for actuarial valuation as of December 31, 2022 and 2023 are as follows:

	2022	2023
Discount rate	5.16%~5.19%	4.06%~5.44%
Future salary and benefit levels	4.55%	4.82%
Weighted average duration	8.84 years	9.52 years

F-16
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

25.	Employment Benefits, Continued

(3)	Details of expense relating to defined benefit plans for the years ended December 31, 2021, 2022 and 2023 are as follows:

		2021	2022	2023
		In millions of won
Current service cost	￦	524,942	496,722	373,802
Interest cost		91,877	116,256	190,257
Expected return on plan assets		(52,782)	(73,484)	(163,074)
Past service cost		5,483	125	—

	￦	569,520	539,619	400,985

Expenses described above are recognized in those items below in the consolidated financial statements.

		2021	2022	2023
		In millions of won
Cost of sales	￦	416,287	404,243	285,209
Selling and administrative expenses		95,983	81,457	73,521
Others (Construction-in-progress and others)		57,250	53,919	42,255

	￦	569,520	539,619	400,985

In addition, for the years ended December 31, 2021, 2022 and 2023, employee benefit obligations expenses of, ￦71,976 million, ￦101,369 million and ￦85,560 million, respectively, are recognized as cost of sales, and ￦17,144 million, ￦28,301 million and ￦16,012 million, respectively, are recognized as selling and administrative expenses, and ￦13,025 million, ￦14,827 million and ￦15,639 million, respectively, are recognized as construction-in-progress
and others, relates to the Company’s defined contribution plans.

(4)	Details of defined benefit obligations as of December 31, 2022 and 2023 are as follows:

		2022	2023
		In millions of won
Present value of defined benefit obligation from funded plans	￦	3,776,715	4,312,702
Fair value of plan assets		(3,149,414)	(3,349,480)

Net liabilities incurred from defined benefit plans	￦	627,301	963,222

(5)	Changes in the present value of defined benefit obligations for the years ended December 31, 2022 and 2023 are as follows:

		2022	2023
		In millions of won
Beginning balance	￦	4,564,417	3,776,715
Current service cost		496,722	373,802
Interest cost		116,256	190,257
Remeasurement component		(1,012,727)	409,635
Past service cost		125	—
Actual payments		(388,105)	(437,734)
Others		27	27

Ending balance	￦	3,776,715	4,312,702

F-16
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

25.	Employment Benefits, Continued

(6)	Changes in the fair value of plan assets for the years ended December 31, 2022 and 2023 are as follows:

		2022	2023
		In millions of won
Beginning balance	￦	2,909,547	3,149,414
Expected return		73,484	163,074
Remeasurement component		(11,609)	4,777
Contributions by the employers		347,778	188,566
Actual payments		(169,786)	(156,351)

Ending balance	￦	3,149,414	3,349,480

(7)	Details of the fair value of plan assets as of December 31, 2022 and 2023 are as follows:

		2022	2023

		In millions of won
Equity instruments	￦	171,301	5,326
Debt instruments		854,640	697,907
Bank deposits		590,103	611,821
Others(*)		1,533,370	2,034,426

	￦	3,149,414	3,349,480

(*)	‘Others’ consist of various financial assets managed by external asset management companies.
For the years ended December 31, 2022 and 2023, actual returns on plan assets amounted to ￦61,875 and ￦167,851 million, respectively.

(8)	Remeasurement components recognized in other comprehensive income (loss) for the years ended December 31, 2022 and 2023 are as follows:

		2022	2023

		In millions of won
Actuarial gain from changes in financial assumptions	￦	(967,366)	429,810
Experience adjustments, etc.		(45,361)	(20,175)
Expected return		11,609	(4,777)

	￦	(1,001,118)	404,858

Remeasurement components recognized as other comprehensive income or loss are included in retained earnings.
In addition, gain on accumulated remeasurement component amounting to ￦614,805 million and gain on accumulated remeasurement component amounting to ￦29,229 million have been recognized as other comprehensive income or loss as of December 31, 2022 and 2023, respectively.

F-16
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

26.	Provisions

(1)	Provisions as of December 31, 2022 and 2023 are as follows:

		2022		2023
		Current	Non-current	Current	Non-current

		In millions of won
Employment benefits
Provisions for employment benefits	￦	1,045,058	—	999,691	—
Litigation
Litigation provisions		26,974	154,205	5,299	171,719
Decommissioning cost
Nuclear plants		—	23,035,427	81,684	21,565,203
Spent fuel		415,890	1,011,028	940,585	1,985,149
Radioactive waste		94,158	1,895,849	67,572	1,840,513
PCBs		—	88,359	—	57,944
Other recovery provisions		—	32,770	—	36,082
Others
Power plant regional support program		144,504	—	130,034	—
Transmission regional support program		239,235	—	256,006	—
Provisions for financial guarantee		22,895	44,345	25,534	24,458
Provisions for RPS		24,339	—	36,074	—
Provisions for greenhouse gas emissions obligations		298,876	—	18,672	—
Others		115,122	102,659	92,974	199,976

	￦	2,427,051	26,364,642	2,654,125	25,881,044

(2)	Changes in provisions for the years ended December 31, 2022 and 2023 are as follows:

		2022
		Beginning balance	Increase in provision	Payment	Reversal	Others	Ending balance

		In millions of won
Employment benefits
Provisions for employment benefits	￦	1,048,939	997,281	(1,001,283)	—	121	1,045,058
Litigation
Litigation provisions		114,718	112,797	(39,633)	(6,360)	(343)	181,179
Decommissioning cost
Nuclear plants		19,461,461	3,630,830	(56,813)	—	(51)	23,035,427
Spent fuel		1,350,662	493,943	(417,687)	—	—	1,426,918
Radioactive waste		1,832,535	221,629	(64,157)	—	—	1,990,007
PCBs		103,665	1,949	(17,156)	(99)	—	88,359
Other recovery provisions		30,231	2,093	(165)	(751)	1,362	32,770
Others
Power plant regional support program		146,588	52,470	(54,554)	—	—	144,504
Transmission regional support program		250,288	176,424	(187,477)	—	—	239,235
Provisions for financial guarantee		80,841	4,738	(17,789)	—	(550)	67,240
Provisions for RPS		—	587,586	(556,993)	(6,254)	—	24,339
Provisions for greenhouse gas emissions obligations		655,544	387,299	(590,172)	(33,596)	(120,199)	298,876
Others		271,828	4,447	(39,566)	(19,853)	925	217,781

	￦	25,347,300	6,673,486	(3,043,445)	(66,913)	(118,735)	28,791,693

F-16
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

26.	Provisions, Continued

(2)	Changes in provisions for the years ended December 31, 2022 and 2023 are as follows, continued:

		2023
		Beginning balance	Increase in provision	Payment	Reversal	Others	Ending balance

		In millions of won
Employment benefits
Provisions for employment benefits	￦	1,045,058	834,102	(877,933)	(1,536)	—	999,691
Litigation
Litigation provisions		181,179	151,189	(67,478)	(87,872)	—	177,018
Decommissioning cost
Nuclear plants		23,035,427	572,379	(62,035)	(1,898,935)	51	21,646,887
Spent fuel		1,426,918	1,877,827	(379,011)	—	—	2,925,734
Radioactive waste		1,990,007	89,054	(86,823)	(84,153)	—	1,908,085
PCBs		88,359	1,699	(17,100)	(15,014)	—	57,944
Other recovery provisions		32,770	1,319	(432)	—	2,425	36,082
Others
Power plant regional support program		144,504	51,814	(66,284)	—	—	130,034
Transmission regional support program		239,235	177,520	(160,749)	—	—	256,006
Provisions for financial guarantee		67,240	10,215	(25,174)	(2,251)	(38)	49,992
Provisions for RPS		24,339	620,855	(609,120)	—	—	36,074
Provisions for greenhouse gas emissions obligations		298,876	77,207	(298,859)	(58,552)	—	18,672
Others		217,781	181,756	(101,601)	(3,816)	(1,170)	292,950

	￦	28,791,693	4,646,936	(2,752,599)	(2,152,129)	1,268	28,535,169

(3)	Greenhouse gas emissions rights and obligations:

(i)	Allowances received free of charge from the government for each planned period as of December 31, 2023 are as follows:

	3rd planned period
	2021	2022	2023	2024	2025	Total

	In ten thousands of tons(tCO2-eq)
Allowances received free of charge from the government	—	14,696	14,776	10,603	10,603	50,678

F-16
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

26.	Provisions, Continued

(3)	Greenhouse gas emissions rights and obligations, continued:

(ii)	Changes in greenhouse gas emissions rights for the years ended December 31, 2022 and 2023 are as follows:

	2022
	3rd planned period
	2021		2022		2023		2024		2025		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount

	In ten thousands tons(tCO2-eq), millions of Won
Beginning (*)	16,433	524,658	14,942	62,735	11,166	8,529	3,671	—	3,696	6,873	49,908	602,795
Purchase (Sell)	1,191	267,433	1,343	272,824	32	6,315	35	7,185	—	—	2,601	553,757
Government submission	(17,602)	(580,807)	(838)	(173,145)	—	245	—	—	—	—	(18,440)	(753,707)
Borrowing (carryforward)	(22)	(3,298)	286	45,847	48	12,225	22	5,699	—	—	334	60,473
Others	—	(207,986)	—	(16,256)	—	(8,529)	—	—	—	5,419	—	(227,352)

Ending	—	—	15,733	192,005	11,246	18,785	3,728	12,884	3,696	12,292	34,403	235,966

(*)	Changes such as additional allowances or cancellation of allowances are reflected.

	2023
	3rd planned period
	2022		2023		2024		2025		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount
	In ten thousands tons(tCO2-eq), millions of Won
Beginning (*)	14,704	192,005	14,204	18,785	8,088	12,884	8,065	12,292	45,061	235,966
Purchase (Sell)	1,315	135,040	707	67,506	73	14,839	—	—	2,095	217,385
Government Submission	(15,972)	(302,918)	(484)	(39,837)	—	—	—	—	(16,456)	(342,755)
Carry Forward (Borrowing)	(45)	(24,127)	(231)	(28,266)	568	79,430	—	—	292	27,037
Reclassification	(2)	—	—	6,940	—	(7, 185)	—	(5,419)	(2)	(5,664)

Ending	—	—	14,196	25,128	8,729	99,968	8,065	6,873	30,990	131,969

(*)	Changes such as additional allowances or cancellation of allowances are reflected.

(iii)	The Company does not have greenhouse gas emissions rights pledged as collateral as of December 31, 2023.

(iv)	The Company does not hold any greenhouse gas emissions rights prepared for generating a profit from short-term fluctuations in price as of December 31, 2023.

(v)	Estimated greenhouse gas emission of the Company for the year ended December 31, 2023 is 14,941 ten thousand tons.

F-16
7

KOREA ELECTRIC POWER C
ORPORATION AND S
UBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

27.	Government Grants

(1)	Government grants as of December 31, 2022 and 2023 are as follows:

		2022	2023

		In millions of won
Land	￦	(27,405)	(27,404)
Buildings		(50,437)	(46,227)
Structures		(165,608)	(157,881)
Machinery		(127,126)	(119,824)
Vehicles		(2,045)	(2,837)
Equipment		(6,608)	(5,932)
Tools		(99)	(62)
Construction-in-progress		(135,926)	(173,474)
Investment properties		(21)	(22)
Software		(174)	(413)
Development expenditures		(3,477)	(2,121)
Intangible assets under development		(2,108)	(2,458)
Other intangible assets		(67)	(322)

	￦	(521,101)	(538,977)

(2)	Changes in government grants for the years ended December 31, 2022 and 2023 are as follows:

		2022
		Beginning balance	Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
		In millions of won
Cash	￦	—	(50,755)	—	—	—	50,755	—
Land		(23,474)	—	—	—	1	(3,932)	(27,405)
Buildings		(52,122)	—	—	5,360	—	(3,675)	(50,437)
Structures		(172,021)	—	—	9,568	1,250	(4,405)	(165,608)
Machinery		(140,082)	—	—	17,283	405	(4,732)	(127,126)
Vehicles		(1,675)	—	—	663	—	(1,033)	(2,045)
Equipment		(149)	—	—	494	—	(6,953)	(6,608)
Tools		(64)	—	—	32	—	(67)	(99)
Construction-in-progress		(111,822)	—	23,155	—	17	(47,276)	(135,926)
Investment properties		(30)	—	—	1	—	8	(21)
Software		(91)	—	—	60	—	(143)	(174)
Development expenditures		(3,820)	—	—	1,466	—	(1,123)	(3,477)
Intangible assets under development		(7,326)	—	—	—	—	5,218	(2,108)
Other intangible assets		(71)	—	—	4	—	—	(67)

	￦	(512,747)	(50,755)	23,155	34,931	1,673	(17,358)	(521,101)

F-16
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

27.	Government Grants, Continued

(2)	Changes in government grants for the years ended December 31, 2022 and 2023 are as follows, continued:

		2023
		Beginning balance	Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Others	Ending balance
		In millions of won
Cash	￦	—	(57,207)	—	—	—	57,207	—
Land		(27,405)	—	—	—	1	—	(27,404)
Buildings		(50,437)	—	—	5,070	—	(860)	(46,227)
Structures		(165,608)	—	—	9,562	1,611	(3,446)	(157,881)
Machinery		(127,126)	—	—	17,413	1,230	(11,341)	(119,824)
Vehicles		(2,045)	—	—	960	—	(1,752)	(2,837)
Equipment		(6,608)	—	—	2,011	—	(1,335)	(5,932)
Tools		(99)	—	—	38	—	(1)	(62)
Construction-in-progress		(135,926)	—	5,544	—	—	(43,092)	(173,474)
Investment properties		(21)	—	—	1	—	(2)	(22)
Software		(174)	—	—	85	—	(324)	(413)
Development expenditures		(3,477)	—	—	1,356	—	—	(2,121)
Intangible assets under development		(2,108)	—	—	—	—	(350)	(2,458)
Other intangible assets		(67)	—	—	93	—	(348)	(322)

	￦	(521,101)	(57,207)	5,544	36,589	2,842	(5,644)	(538,977)

F-1
69

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

27.	Government Grants, Continued

(3)	Changes in government grants for specific business projects for the years ended December 31, 2022 and 2023 are as follows:

					2022
Department	Business Name	Description	Period	Budget	Beginning Balance	Received	Interest	Used	Return	Others	Ending Balance
				In millions of won
Ministry of Trade, Industry and Energy	Temporary electricity bill support for small business owners	Temporary electricity bill support for small business owners	2021.04.01 ~ 2022.06.30	211,235	17,735	71,685	—	(88,300)	—	—	1,120
Ministry of Trade, Industry and Energy	2021 project to support the supply of open electric vehicle charging station	2021 project to support the supply of open electric vehicle charging station	2021.01.01 ~ 2022.05.31	40,100	—	11,796	—	(11,796)	—		—
Ministry of Trade, Industry and Energy	2022 Electricity supply business in rural areas (Newly Electricity Supply Construction Fees)	2022 Electricity supply business in rural areas (Newly Electricity Supply Construction Fees)	2022.01.01 ~ 2023.01.31	149	—	151	—	(151)	—	—	—
Ministry of Trade, Industry and Energy	2022 Electricity supply business in rural areas (Reservation of Financial Loans)	2022 Electricity supply business in rural areas (Reservation of Financial Loans)	2022.01.01 ~ 2023.01.31	166	—	166	—	(166)	—	—	—
Ministry of Trade, Industry and Energy	2022 Electricity supply business in rural areas (Support for operational deficits of electricity providers)	2022 Electricity supply business in rural areas (Support for operational deficits of electricity providers)	2023.01.31 ~ 2022.01.31	166,732	—	158,669	—	(158,669)	—	—	—
Ministry of Trade, Industry and Energy	2022 Electricity supply business in rural areas (Technical support for local governments and residents)	2022 Electricity supply business in rural areas (Technical support for local governments and residents)	2022.01.01 ~ 2023.01.31	1,028	—	268	—	(268)	—	—	—
Ministry of Trade, Industry and Energy	2022 Electricity supply business in rural areas (Support for Losses in Local Government Operations)	2022 Electricity supply business in rural areas (Support for Losses in Local Government Operations)	2022.01.01 ~ 2023.01.31	10,078	—	11,071	—	(11,071)	—	—	—
Ministry of Trade, Industry and Energy	2022 Establishment of eco-friendly microgrid in island areas	2022 Establishment of eco-friendly microgrid in island areas	2022.01.01 ~ 2023.01.31	7,742	—	14,113	—	(14,113)	—	—	—
Ministry of Trade, Industry and Energy	2022 Operating expenses for regional projects around the power plant	2022 Operating expenses for regional projects around the power plant	2022.01.01 ~ 2022.12.31	387	—	63	—	(63)	—	—	—
Ministry of Trade, Industry and Energy	2022 Renewable Energy Generation Difference Support	2022 Renewable Energy Generation Difference Support	2022.01.01 ~ 2022.12.31	98,656	—	81,739	—	(81,739)	—	—	—
Ministry of Trade, Industry and Energy	Safety inspection of general electrical equipment	Safety inspection of general electrical equipment	2022.01.01 ~ 2022.12.31	2,122	—	2,117	—	(2,117)	—	—	—
Ministry of Trade, Industry and Energy	Establishment of Integrated Control System for Renewable Energy in the transmission and substation sector	Establishment of Integrated Control System for Renewable Energy in the transmission and substation sector	2021.01.01 ~ 2022.08.31	940	—	463	—	(463)	—	—	—
Ministry of Trade, Industry and Energy	Establishment of Integrated Control System for Renewable Energy in the power distribution sector	Establishment of Integrated Control System for Renewable Energy in the power distribution sector	2021.01.01 ~ 2022.08.31	5,060	—	5,027	—	(5,027)	—	—	—
Ministry of Employment and Labor	Support for replacement of teaching materials at workplace daycare centers	Support for replacement of teaching materials at workplace daycare centers	2022.01.01 ~ 2022.01.07	48	—	29	—	(29)	—	—	—

F-17
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

27.	Government Grants, Continued

(3)	Changes in government grants for specific business projects for the years ended December 31, 2022 and 2023 are as follows, continued:

					2023
Department	Business Name	Description	Period	Budget	Beginning Balance	Received	interest	Used	Return	Others	Ending Balance
				In millions of won
Ministry of Trade, Industry and Energy	Temporary electricity bill support for small business owners	Temporary electricity bill support for small business owners	2021.04.01 ~ 2022.06.30	211,235	1,120	—	—	(51)	—	—	1,069
Ministry of Trade, Industry and Energy	Construction of the Integrated Control System for Renewable Energy in Transmission Area	Construction of the Integrated Control System for Renewable Energy in Transmission Area	2022.01.01 ~ 2023.09.30	940	—	798	—	(798)	—		—
Ministry of Trade, Industry and Energy	2023 Electricity supply business in rural areas (Newly Electricity Supply Contribution Fees)	Electricity supply business in rural areas (Newly Electricity Supply Contribution Fees)	2023.01.01 ~ 2024.01.31	2	—	35	—	(35)	—	—	—
Ministry of Trade, Industry and Energy	2023 Electricity supply business in rural areas (Reservation of Financial Loans)	Electricity supply business in rural areas (Reservation of Financial Loans)	2023.01.01 ~ 2024.01.31	166	—	166	—	(166)	—	—	—
Ministry of Trade, Industry and Energy	2023 Electricity supply business in rural areas (Support for operational deficits of electricity providers)	Electricity supply business in rural areas (Support for operational deficits of electricity providers)	2023.01.01 ~ 2024.01.31	158,275	—	149,259	—	(149,259)	—	—	—
Ministry of Trade, Industry and Energy	2023 Electricity supply business in rural areas (Technical support for local governments and residents)	Electricity supply business in rural areas (Technical support for local governments and residents)	2023.01.01 ~ 2024.01.31	1,176	—	1,862	—	(1,862)	—	—	—
Ministry of Trade, Industry and Energy	2023 Electricity supply business in rural areas (Support for Losses in Local Government Operations)	Electricity supply business in rural areas (Support for Losses in Local Government Operations)	2023.01.01 ~ 2024.01.31	12,036	—	8,619	—	(8,619)	—	—	—
Ministry of Trade, Industry and Energy	2023 Establishment of eco-friendly microgrid in island areas	Establishment of eco-friendly microgrid in island areas	2023.01.01 ~ 2024.01.31	3,871	—	26,091	—	(26,091)	—	—	—
Ministry of Trade, Industry and Energy	2023 Operating expenses for regional projects around the power plant	Operating expenses for regional projects around the power plant	2023.01.01 ~ 2023.12.31	361	—	51	—	(51)	—	—	—
Ministry of Trade, Industry and Energy	2023 Renewable Energy Generation Difference Support	Renewable Energy Generation Difference Support	2023.01.01 ~ 2023.12.31	78,311	—	69,599	—	(69,599)	—	—	—
	Energy Cashback	Energy Cashback
Ministry of Trade, Industry and Energy	Safety inspection of general electrical equipment	Safety inspection of general electrical equipment	2023.01.01 ~ 2023.12.31	2,560	—	2,560	—	(2,560)	—	—	—
Ministry of Trade, Industry and Energy	Establishment of Integrated Control System for Renewable Energy in the power distribution sector	Establishment of Integrated Control System for Renewable Energy in the power distribution sector	2023.01.01 ~ 2023.04.18	495	—	635	—	(635)	—	—	—
Ministry of Trade, Industry and Energy	Support for the installation of workplace daycare centers	Support for the installation of workplace daycare centers	2023.01.01 ~ 2023.12.31	2,510	—	680	2	(680)	(1,832)	1,832	2
Ministry of Employment and Labor	Support for replacement of teaching materials at workplace daycare centers	Support for replacement of teaching materials at workplace daycare centers	2023.01.01 ~ 2023.12.31	1,490	—	270	—	(270)	—	—	—

F-17
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

28.	Deferred Revenues
Deferred revenue for the years ended December 31, 2022 and 2023 are as follows which included in current and non-current
non-financial
liabilities in the consolidated statements of financial position:

		2022	2023

		In millions of won
Beginning balance	￦	10,356,555	10,974,845
Increase		1,330,129	1,317,061
Recognized as revenue		(711,839)	(743,051)

Ending balance	￦	10,974,845	11,548,855

29.	Non-financial Liabilities
Non-financial
liabilities as of December 31, 2022 and 2023 are as follows:

		2022		2023
		Current	Non-current	Current	Non-current

		In millions of won
Advance received	￦	4,544,206	284,618	5,204,113	288,686
Unearned revenue		86,584	7,200	36,716	12,108
Deferred revenue		702,430	10,272,415	734,825	10,814,030
Withholdings		207,217	2,408	259,755	2,369
Others		1,433,940	96,020	1,646,254	78,807

	￦	6,974,377	10,662,661	7,881,663	11,196,000

30.	Contributed Capital

(1)	Details of shares issued as of December 31, 2022 and 2023 are as follows:

	2022
	Shares authorized	Shares issued		Par value per share (in won)	Owned by government(*)	Owned by others	Total

	In millions of won except share information
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ￦1,056,176 million is included.

	2023
	Shares authorized	Shares issued		Par value per share (in won)	Owned by government(*)	Owned by others	Total

	In millions of won except share information
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ￦1,056,176 million is included.

F-17
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

30.	Contributed Capital, Continued

(2)	Details in number of outstanding capital stock for the years ended December 31, 2022 and 2023 are as follows.

	2022	2023

	Number of shares
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of December 31, 2022 and 2023 are as follows:

		2022	2023

		In millions of won
Share premium	￦	843,758	843,758

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of December 31, 2022 and 2023 are as follows:

		2022	2023

		In millions of won
Legal reserve (*)	￦	1,604,910	1,604,910
Voluntary reserves		27,782,969	2,812,313
Retained earnings (Undisposed deficit) before appropriations		(7,956,579)	11,921,039

Retained earnings	￦	21,431,300	16,338,262

(*)
The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least
20
 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in
capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of December 31, 2022 and 2023 are as follows:

		2022	2023

		In millions of won
Reserve for investment on social overhead capital	￦	5,277,449	2,272,313
Reserve for research and human development (*)		330,000	330,000
Reserve for business expansion		21,965,520	—
Reserve for equalizing dividends		210,000	210,000

	￦	27,782,969	2,812,313

(*)
The reserve for research and human development is appropriated by KEPCO to use as qualified tax credits to reduce corporate tax liabilities. The reserve is available for cash dividends for a certain period as defined by the Restriction of Special Taxation Act of Korea.

F-17
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

31.	Retained Earnings and Dividends Paid, Continued

(3)	Changes in retained earnings for the years ended December 31, 2022 and 2023 are as follows:

		2022	2023

		In millions of won
Beginning balance	￦	45,258,244	21,431,300
Loss for the year attributed to owners of the controlling company		(24,466,853)	(4,822,549)
Changes in equity method retained earnings		12,305	(27,349)
Remeasurements of defined benefit liability, net of tax		626,769	(242,987)
Others		—	(153)
Additional paid-in capital and others		835	—

Ending balance	￦	21,431,300	16,338,262

(4)	Dividends paid for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid

					(In won)
Common shares	641,964,077	—	641,964,077	￦	1,216	780,628

	2022
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid

					(In won)
Common shares	641,964,077	—	641,964,077	￦	—	—

	2023
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid

					(In won)
Common shares	641,964,077	—	641,964,077	￦	—	—

(5)	Changes in retained earnings of investments in associates and joint ventures for the years ended December 31, 2022 and 2023 are as follows:

		2022	2023

		In millions of won
Beginning balance	￦	3,970	16,275
Changes		12,305	(27,349)

Ending balance	￦	16,275	(11,074)

F-17
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

31.	Retained Earnings and Dividends Paid, Continued

(6)	Changes in remeasurement components related to defined benefit liability for the years ended December 31, 2022 and 2023 are as follows:

		2022	2023

		In millions of won
Beginning balance	￦	98,844	614,805
Changes		964,791	(376,121)
Income tax effect		(338,022)	133,134
Transfer to reserve for business expansion		(110,808)	(342,589)

Ending balance	￦	614,805	29,229

32.	Statements of Appropriation of Retained Earnings (Disposition of Deficit)
For the year ended December 31, 2022, KEPCO’s Deficit was disposed on March 28, 2023. For the year ended December 31, 2023, KEPCO’s deficits are expected to be disposed on March 26, 2024. Statements of disposition of deficit of KEPCO, the controlling company, for the years ended December 31, 2022 and 2023, respectively, are as follows:

		2022	2023

		In millions of won except for dividends per share
I. Deficit before disposition
Undisposed deficit carried over from prior years	￦	—	—
Net loss		(25,297,713)	(3,249,233)
Remeasurement of the defined benefit plan		327,056	(149,474)

		(24,970,657)	(3,398,707)

II. Transfer from voluntary reserves		24,970,657	2,812,314

III. Subtotal (I+II)		—	(586,393)

IV. Disposition of deficit		—	586,393

V. Undisposed deficit to be carried over forward to subsequent year		—	—

33.	Hybrid Bonds
Hybrid bonds classified as equity
(non-controlling
interest) as of December 31, 2022 and 2023 are as follows:

Issuer	Hybrid bond	Issued date	Maturity	Yield (%)		2022	2023

	In millions of won
Korea South-East Power Co., Ltd. (*)	2nd hybrid bond	2012.12.07	2042.12.06	4.44	￦	230,000	230,000
Expense of issuance						(627)	(627)

					￦	229,373	229,373

(*)
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

F-17
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

34.	Other Components of Equity

(1)	Other components of equity of the parent as of December 31, 2022 and 2023 are as follows:

		2022	2023
		In millions of won
Other capital surplus	￦	1,268,569	1,600,801
Accumulated other comprehensive income		496,976	557,430
Other equity		13,294,973	13,294,972

	￦	15,060,518	15,453,203

(2)	Changes in other capital surplus for the years ended December 31, 2022 and 2023 are as follows:

		2022			2023
		Gains on disposal of treasury stocks	Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
		In millions of won
Beginning balance	￦	387,524	843,585	1,231,109	387,524	881,045	1,268,569
Changes in consolidation scope		—	(597)	(597)	—	(48)	(48)
Additional paid-in capital and others		—	39,641	39,641	—	—	—
Transactions between consolidated entities		—	(1,584)	(1,584)	—	332,280	332,280

Ending balance	￦	387,524	881,045	1,268,569	387,524	1,213,277	1,600,801

(3)	Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2022 and 2023 are as follows:

		2022
		Financial assets at fair value through other comprehensive income valuation reserve	Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
		In millions of won
Beginning balance	￦	(46,498)	311,252	(325,170)	2,784	(57,632)
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		58,008	—	—	—	58,008
Shares of other comprehensive income of associates and joint ventures, net of tax		—	509,487	—	—	509,487
Foreign currency translation of foreign operations, net of tax		—	—	19,550	—	19,550
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(32,437)	(32,437)

Ending balance	￦	11,510	820,739	(305,620)	(29,653)	496,976

F-17
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

34.	Other Components of Equity, Continued

(3)	Changes in accumulated other compr ehensive income (loss) for the years ended December 31, 2022 and 2023 are as follows, continued:

		2023
		Financial assets at fair value through other comprehensive income valuation reserve	Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
		In millions of won
Beginning balance	￦	11,510	820,739	(305,620)	(29,653)	496,976
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(31,665)	—	—	—	(31,665)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	122,994	—	—	122,994
Foreign currency translation of foreign operations, net of tax		—	—	(25,950)	—	(25,950)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(5,078)	(5,078)
Others		153	—	—	—	153

Ending balance	￦	(20,002)	943,733	(331,570)	(34,731)	557,430

(4)	Other equity as of December 31, 2022 and 2023 are as follows:

		2022	2023
		In millions of won
Statutory revaluation reserve	￦	13,295,098	13,295,098
Changes in other equity		(125)	(126)

	￦	13,294,973	13,294,972

F-17
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

35.	Sales
Details of sales for the years ended December 31, 2021, 2022 and 2023 are as follows:

		2021		2022		2023
		Domestic	Overseas	Domestic	Overseas	Domestic	Overseas
		In millions of won
[Type of goods and services]
Sales of goods	￦	58,359,774	441,203	68,578,390	606,079	85,588,151	351,986
Electricity		57,308,555	—	66,198,964	—	82,954,778	—
Heat supply		232,738	—	489,629	—	440,435	—
Others		818,481	441,203	1,889,797	606,079	2,192,938	351,986
Sales related to rendering of services		252,216	204,184	370,799	343,803	467,661	283,217
Sales related to construction services		159,262	595,736	193,541	453,412	186,996	598,399

	￦	58,771,252	1,241,123	69,142,730	1,403,294	86,242,808	1,233,602

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	￦	58,359,774	441,203	68,578,390	606,079	85,588,151	351,986
Performance obligations satisfied over time		411,478	799,920	564,340	797,215	654,657	881,616

	￦	58,771,252	1,241,123	69,142,730	1,403,294	86,242,808	1,233,602

36.	Selling and Administrative Expenses

(1)	Selling and administrative expenses for the years ended December 31, 2021, 2022 and 2023 are as follows:

		2021	2022	2023
		In millions of won
Salaries	￦	1,121,188	1,142,360	1,098,460
Retirement benefit expense		113,127	109,758	89,533
Welfare and benefit expense		155,558	155,781	152,836
Insurance expense		17,909	20,835	27,726
Depreciation		219,427	244,676	241,533
Amortization of intangible assets		91,428	85,661	88,648
Bad debt expense		17,968	23,634	62,808
Commission		410,287	420,390	460,644
Advertising expense		29,230	33,739	30,305
Training expense		4,923	7,327	7,900
Vehicle maintenance expense		8,849	10,749	9,044
Publishing expense		3,568	3,732	3,281
Business promotion expense		3,522	3,198	2,559
Rent expense		43,650	47,680	44,807
Telecommunication expense		8,569	7,945	7,813
Transportation expense		870	1,012	1,099
Taxes and dues		93,446	122,177	112,449
Expendable supplies expense		9,052	9,617	7,252
Water, light and heating expense		12,351	17,950	16,207
Repairs and maintenance expense		123,134	152,449	154,062
Ordinary development expense		213,936	213,932	217,319
Travel expense		11,099	16,062	16,265
Clothing expense		10,540	13,044	10,450
Survey and analysis expense		889	1,126	1,068
Membership fee		1,331	1,469	1,503
Others		149,945	143,119	196,011

	￦	2,875,796	3,009,422	3,061,582

F-17
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

36.	Selling and Administrative Expenses, Continued

(2)	Details of “others” included in selling and administrative expenses for the years ended December 31, 2021, 2022 and 2023 are as follows:

		2021	2022	2023
		In millions of won
Accommodation development expenses	￦	57,815	56,038	49,988
Miscellaneous wages		47,221	31,910	97,474
Litigation and filing expenses		16,383	14,876	19,204
Compensation for damages		3,303	3,116	4,300
Outsourcing expenses		3,799	3,635	3,511
Reward expenses		3,006	2,740	2,770
Overseas market development expenses		1,192	1,376	1,503
Others		17,226	29,428	17,261

	￦	149,945	143,119	196,011

37.	Other Income and Expenses

(1)	Other income for the years ended December 31, 2021, 2022 and 2023 are as follows:

		2021	2022	2023
		In millions of won
Reversal of other provisions	￦	15,548	15,265	79,001
Reversal of other allowance for doubtful accounts		98	37	1,941
Gains on government grants		458	301	239
Gains on assets contributed		9,347	1,953	24,183
Gains on liabilities exempted		1,830	1,181	854
Compensation and reparations revenue		104,826	89,638	93,785
Revenue from foundation fund		1	3	60
Income related to transfer of assets from customers		661,212	711,839	743,051
Rental income		204,123	208,064	210,972
Others		36,690	67,208	121,816

	￦	1,034,133	1,095,489	1,275,902

(2)	Details of “others” included in other income for the years ended December 31, 2021, 2022 and 2023 are as follows:

		2021	2022	2023
		In millions of won
Refund of claim for rectification	￦	7,274	701	1,054
Adjustment of research project		7,638	—	—
Maintenance expenses on lease building		160	125	124
Training expenses		1,739	1,684	1,946
Deposit redemption		378	12	100
Reversal of expenses on litigation		991	1,920	44,197
Revenue on royalty fee		173	455	422
Reimbursement of insurance fee		1	—	—
Gains on guarantee contracts		27	22	16
Others		18,309	62,289	73,957

	￦	36,690	67,208	121,816

F-1
7
9

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

37.	Other Income and Expenses, Continued

(3)	Other expenses for the years ended December 31, 2021, 2022 and 2023 are as follows:

		2021	2022	2023
		In millions of won
Compensation and indemnification expense	￦	663	36	34
Accretion expenses of other provisions		2,711	1,138	4,962
Depreciation expenses on investment properties		1,386	486	493
Depreciation expenses on idle assets		3,621	3,635	3,683
Other bad debt expense		49,372	6,400	40,683
Donations		152,456	131,037	169,748
Others		47,723	69,418	39,302

	￦	257,932	212,150	258,905

(4)	Details of “others” included in other expenses for the years ended December 31, 2021, 2022 and 2023 are as follows:

		2021	2022	2023
		In millions of won
Operating expenses related to the idle assets	￦	44	1,683	1,494
Research grants		109	562	174
Expenses related to farming and fishing village supports		17,065	11,272	13,249
Expenses related to Operating of a fitness center		6,948	8,370	8,921
Expenses on adjustment of research and development grants		2,241	260	388
Taxes and dues		119	31,985	1,935
Expenses on R&D supports		861	48	9
Others		20,336	15,238	13,132

	￦	47,723	69,418	39,302

38.	Other Gains (Losses)

(1)	Composition of other gains (losses) for the years ended December 31, 2021, 2022 and 2023 are as follows:

		2021	2022	2023
		In millions of won
Other gains
Gains on disposal of property, plant and equipment	￦	56,284	148,667	32,196
Gains on disposal of intangible assets		1	41	136
Reversal of impairment loss on property, plant and equipment		—	134,735	—
Reversal of impairment loss on intangible assets		14	—	16,035
Gains on foreign currency translation		20,598	36,097	27,123
Gains on foreign currency transaction		48,671	235,221	139,077
Gains on insurance proceeds		144	43,497	6,785

Others		250,174	294,091	346,795
Other losses
Losses on disposal of property, plant and equipment		(92,622)	(100,066)	(98,120)
Losses on disposal of intangible assets		(145)	(116)	(71)
Impairment loss on property, plant and equipment		(4,056)	(37,311)	(17,031)
Impairment loss on intangible assets		—	(164)	(2,865)
Impairment loss on other non-current assets		(16,035)	—	—
Losses on foreign currency translation		(4,732)	(14,738)	(3,901)
Losses on foreign currency transaction		(67,990)	(299,117)	(165,187)
Others		(181,787)	(197,715)	(258,286)

	￦	8,519	243,122	22,686

F-18
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

38.	Other Gains (Losses), Continued

(2)	Details of “others” included in other gains for the years ended December 31, 2021, 2022 and 2023 are as follows:

		2021	2022	2023

		In millions of won
Gains on disposal of inventories	￦	4,446	11,091	20,447
Gains on proxy collection of TV license fee		42,271	42,286	41,372
Gains on compensation of impaired electric poles		812	768	1,138
Gains on harbor facilities dues		3,281	4,198	3,666
Gains on technical fees		3,968	2,972	3,071
Reversal of occupation development training fees		229	525	1,452
Gains on disposal of waste		4,272	7,749	3,815
Gains on insurance		690	—	—
Gains on tax rebate		685	548	374
Gains on other commission		1,822	2,097	2,044
Gains on disposal of greenhouse gas emissions rights		8,739	—	—
Gains on disposal of assets held-for-sale		160	236	—
Others		178,799	221,621	269,416

	￦	250,174	294,091	346,795

(3)	Details of “others” included in other losses for the years ended December 31, 2021, 2022 and 2023 are as follows:

		2021	2022	2023

		In millions of won
Losses on valuation of inventories	￦	7,761	14,528	9,936
Losses on disposal of inventories		8,874	8,324	5,471
Losses due to disaster		6,238	5,068	7,138
Losses on rounding adjustment of electric charge surtax		1,283	1,317	1,332
Loss on disposal of greenhouse gas emissions rights		11,282	—	—
Others		146,349	168,478	234,409

	￦	181,787	197,715	258,286

39.	Finance Income

(1)	Finance income for the years ended December 31, 2021, 2022 and 2023 are as follows:

		2021	2022	2023

		In millions of won
Interest income	￦	221,874	340,753	429,620
Dividends income		10,522	28,875	25,941
Gains on disposal of financial assets		7,718	11,199	13,162
Gains on valuation of financial assets at fair value through profit or loss		14,338	7,099	152,322
Gains on valuation of derivatives		860,011	595,256	382,611
Gains on transaction of derivatives		124,900	429,847	268,618
Gains on foreign currency translation		146,349	389,361	104,901
Gains on foreign currency transaction		15,618	29,997	42,886
Other financial income		1,284	925	4,970

	￦	1,402,614	1,833,312	1,425,031

F-18
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

39.	Finance Income, Continued

(2)	Details of interest income included in finance income for the years ended December 31, 2021, 2022 and 2023 are as follows:

		2021	2022	2023

		In millions of won
Cash and cash equivalents	￦	12,692	51,872	100,205
Financial assets at fair value through profit or loss		18,415	58,540	65,470
Financial assets at amortized cost		797	1,308	2,929
Loans		25,196	33,545	44,029
Short-term financial instruments		7,531	15,827	34,260
Long-term financial instruments		12,470	14,371	14,183
Other financial assets		230	637	241
Trade and other receivables		144,543	164,653	168,303

	￦	221,874	340,753	429,620

40.	Finance Expenses

(1)	Finance expenses for the years ended December 31, 2021, 2022 and 2023 are as follows:

		2021	2022	2023

		In millions of won
Interest expense	￦	1,914,457	2,818,546	4,451,659
Losses on sale of financial assets		1,045	1,841	1
Losses on valuation of financial assets at fair value through profit or loss		5,480	44,329	24,015
Losses on valuation of derivatives		37,017	371,038	148,412
Losses on transaction of derivatives		40,818	205,162	178,959
Losses on foreign currency translation		1,159,334	934,005	491,782
Losses on foreign currency transaction		83,558	346,711	49,677
Losses on repayment of financial liabilities		10	15	—
Others		4,058	25,144	2,513

	￦	3,245,777	4,746,791	5,347,018

(2)	Details of interest expense included in finance expenses for the years ended December 31, 2021, 2022 and 2023 are as follows:

		2021	2022	2023
		In millions of won
Trade and other payables	￦	213,765	204,078	200,440
Short-term borrowings		42,371	145,201	376,066
Long-term borrowings		115,141	204,037	407,915
Debt securities		1,728,588	2,388,517	3,634,680
Other financial liabilities		384,423	472,248	614,332

		2,484,288	3,414,081	5,233,433
Less: Capitalized borrowing costs		(569,831)	(595,535)	(781,774)

	￦	1,914,457	2,818,546	4,451,659

Capitalization rates for the years ended December 31, 2021, 2022 and 2023 are 2.02%~4.33%, 2.25%~3.86% and 2.34%~4.28%, respectively.

F-18
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

41.	Income Taxes

(1)	Income tax expense (benefit) for the years ended December 31, 2021, 2022 and 2023 are as follows:

		2021	2022	2023

		In millions of won
Current income tax expense
Payment of income tax	￦	357,767	563,681	621,957
Adjustment in respect of prior years due to change in estimate		153,113	48,374	(32,100)
Current income tax directly recognized in equity		(198,714)	(350,348)	93,705

		312,166	261,707	683,562

Deferred tax benefit
Generation and realization of temporary differences		(489,411)	(564,801)	(1,845,236)
Reclassified from equity to profit (loss)		—	(4,964)	—
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		(43,653)	(38,708)	(15,244)
Changes in deferred tax on tax losses carryforwards		(1,641,823)	(9,175,755)	(1,650,017)
Tax credit carryforwards		(12,199)	34,019	(16,734)
Amount due to change in tax rate or regulations		18,931	73,991	5,836

		(2,168,155)	(9,676,218)	(3,521,395)

Income tax benefit	￦	(1,855,989)	(9,414,511)	(2,837,833)

(2)	Reconciliation between actual income tax benefit and amount computed by applying the statutory tax rate to loss before income taxes for the years ended December 31, 2021, 2022 and 2023 are as follows:

		2021	2022	2023

		In millions of won
L oss before income tax	￦	(7,071,570)	(33,843,619)	(7,553,977)

Income tax benefit computed at applicable tax rate (*1)		(1,944,682)	(9,306,995)	(1,936,840)
Adjustments
Effect of applying gradual tax rate		(10,362)	(10,362)	(10,362)
Effect of non-taxable income		(4,983)	(9,471)	(26,993)
Effect of non-deductible expenses		78,814	39,663	39,411
Effect of tax losses that are not recognized as deferred tax asset		1,351	19,275	—
Effects of tax credits and deduction		(43,931)	(98,684)	(53,724)
Reversal of unrecognized deferred tax asset, net		(43,641)	(38,708)	(15,244)
Effect of change in deferred tax due to change in tax rate		18,931	393,416	211,736
Deduction of deferred tax assets		73,887	(85,514)	29,095
Deferred tax related to investments in subsidiaries, associates and joint ventures		(135,878)	(375,064)	(1,063,007)
Others, net		1,392	9,559	20,195

		(64,420)	(155,890)	(868,893)
Adjustment in respect of prior years due to change in estimate		153,113	48,374	(32,100)

Income tax benefit	￦	(1,855,989)	(9,414,511)	(2,837,833)

Effective tax rate		(*2)	(*2)	(*2)

(*1)	Applicable tax rates are 27.5%, 26.5% and 25.64% as of December 31, 2021, 2022 and 2023, respectively.

(*2)	The effective tax rate for the year ended December 31, 2021, 2022 and 2023 is not calculated due to income tax benefit.

F-18
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

41.	Income Taxes, Continued

(3)	Income tax directly adjusted to equity (except for accumulated other comprehensive income (loss)) for the years ended December 31, 2021, 2022 and 2023 are as follows:

		2021	2022	2023

		In millions of won
Dividends of hybrid bond	￦	4,736	4,149	—
Disposal of subsidiaries		—	406	—

	￦	4,736	4,555	—

(4)	Income tax recognized as other comprehensive income (loss) for the years ended December 31, 2021, 2022 and 2023 are as follows:

		2021	2022	2023

		In millions of won
Income tax recognized as other comprehensive income (loss)
L oss on valuation of financial assets at fair value through other comprehensive income	￦	(9,753)	(31,416)	(10,624)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		24,220	40,390	4,863
Remeasurement of defined benefit liability		(126,890)	(322,489)	133,134
Investments in associates		(53,672)	(66,677)	(40,213)
Others		(37,355)	25,289	6,545

	￦	(203,450)	(354,903)	93,705

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

41.	Income Taxes, Continued

(5)	Changes in deferred tax assets (liabilities) recognized in the consolidated statements of financial position for the years ended December 31, 2022 and 2023 are as follows:

		2022
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance

		In millions of won
Deferred tax on temporary differences
Employee benefits	￦	558,383	(36,341)	(322,489)	—	199,553
Cash flow hedge		(49,947)	(46,188)	40,390	405	(55,340)
Investments in subsidiaries, associates and joint ventures		(8,721,320)	410,310	(66,677)	—	(8,377,687)
Property, plant and equipment		(7,430,461)	(111,177)	—	—	(7,541,638)
Finance lease		(415,558)	9,919	—	—	(405,639)
Intangible assets		(31,481)	6,550	—	—	(24,931)
Financial assets at fair value through profit or loss		12	3,445	—	—	3,457
Financial assets at fair value through other comprehensive income		27,381	25,178	(31,416)	—	21,143
Deferred revenue		186,391	(16,411)	—	—	169,980
Provisions		6,494,314	595,030	—	—	7,089,344
Doubtful receivables		801	1,673	—	—	2,474
Other finance liabilities		31,410	(14,142)	—	4,150	21,418
Gains or losses on foreign exchange translation		91,411	42,905	—	—	134,316
Allowance for doubtful accounts		64,264	(6,029)	—	—	58,235
Accrued income		10,002	6,612	—	—	16,614
Special deduction for property, plant and equipment		(224,127)	8,968	—	—	(215,159)
Others		1,445,827	16,456	25,289	—	1,487,572

		(7,962,698)	896,758	(354,903)	4,555	(7,416,288)

Deferred tax on unused tax losses and tax credit
Unused tax losses		2,559,877	9,102,228	—	—	11,662,105
Excess of donation limit		69,185	11,861	—	—	81,046
Tax credit		134,690	15,719	—	—	150,409

		2,763,752	9,129,808	—	—	11,893,560

	￦	(5,198,946)	10,026,566	(354,903)	4,555	4,477,272

F-18
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

41.	Income Taxes, Continued

(5)	Changes in deferred tax assets (liabilities) recognized in the consolidated statements of financial position for the years ended December 31, 2022 and 2023 are as follows, continued:

		2023
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance

		In millions of won
Deferred tax on temporary differences
Employee benefits	~~￦~~	199,553	6,597	133,134	—	339,284
Cash flow hedge		(55,340)	29,622	4,863	—	(20,855)
Investments in subsidiaries, associates and joint ventures		(8,377,687)	1,300,263	(40,213)	—	(7,117,637)
Property, plant and equipment		(7,541,638)	534,361	—	—	(7,007,277)
Finance lease		(405,639)	179,943	—	—	(225,696)
Intangible assets		(24,931)	1,526	—	—	(23,405)
Financial assets at fair value through profit or loss		3,457	(5,199)	—	—	(1,742)
Financial assets at fair value through other comprehensive income		21,143	16,839	(10,624)	—	27,358
Deferred revenue		169,980	(13,580)	—	—	156,400
Provisions		7,089,344	(47,684)	—	—	7,041,660
Doubtful receivables		2,474	(74)	—	—	2,400
Other finance liabilities		21,418	(3,426)	—	—	17,992
Gains or losses on foreign exchange translation		134,316	(6,306)	—	—	128,010
Allowance for doubtful accounts		58,235	(2,492)	—	—	55,743
Accrued income		16,614	17,321	—	—	33,935
Special deduction for property, plant and equipment		(215,159)	3,299	—	—	(211,860)
Others		1,487,572	(277,889)	6,545	—	1,216,228

		(7,416,288)	1,733,121	93,705	—	(5,589,462)

Deferred tax on unused tax losses and tax credit
Unused tax losses		11,662,105	1,676,638	—	—	13,338,743
Excess of donation limit		81,046	(34,724)	—	—	46,322
Tax credit		150,409	52,665	—	—	203,064

		11,893,560	1,694,569	—	—	13,588,129

	~~￦~~	4,477,272	3,427,690	93,705	—	7,998,667

(6)	Deferred tax assets (liabilities) recognized in the consolidated statements of financial position as of December 31, 2022 and 2023 are as follows:

		2022	2023

		In millions of won
Deferred tax assets	￦	10,934,375	13,161,802
Deferred tax liabilities		(6,457,103)	(5,163,135)

	￦	4,477,272	7,998,667

The Company changed the average tax rate used to measure deferred tax for the current year in accordance with the Korea Accounting Standards Board’s inquiry response.

F-18
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

41.	Income Taxes, Continued

(7)	Details of deductible temporary differences, tax losses and unused tax credits for which no deferred tax assets were recognized as of December 31, 2022 and 2023 are as follows:

		2022	2023

		In millions of won
Deductible temporary differences and others	￦	1,381,532	1,811,062

(8)	Pillar Two Model Rules
Pillar Two Model Rules legislation has been enacted or substantively enacted in certain jurisdictions where the Company operates. The legislation will be effective for the Company’s fiscal year beginning on January 1, 2024. The Company is currently assessing the potential exposure arising from the Pillar Two legislation. The assessment currently carried out is based on the tax filing documents for the recent period and the financial information for 2022 and 2023. In certain jurisdictions, the assessment is not yet completed since information required for the assessment is not collected enough. Based on the assessment carried out so far, the Company has identified potential exposure to Pillar Two income taxes on profits earned in Jordan, Laos and others where the expected Pillar Two effective tax rate is likely to be lower than 15%. Although the potential exposure is expected to arise from the constituent entities (mainly operating subsidiaries) in these jurisdictions, exposure may also arise from other jurisdictions where the assessment is not completed. The Company expects that the potential exposure to the Pillar Two income taxes is not significant. The Company continues to proceed the assessment and expects to complete the assessment in the first of half of 2024.

42.	Assets Held-for-Sale
Assets
held-for-sale
as of December 31, 2022 and 2023 are as follows:

		2022	2023

		In millions of won
Land (*1,2)	￦	31,766	31,766
Buildings (*1,2)		12,981	13,881
Structures (*1)		1	1

	￦	44,748	45,648

(*1)
The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Company, made a resolution to sell its old office building in
Yongin-si,
Gyeonggi-do, and reclassified the buildings, structures, and land as assets held-for-sale
expecting its carrying amount would be recovered through a sale transaction. In accordance with the resolution of the Board of Directors on April 1, 2022, a sales contract for the assets scheduled for sale was entered into on April 13, 2022, and the related down payment and interim payment of ￦52,666 million were recorded as long-term advance received.

(*2)
The board of directors of Korea Electric Power Corporation, the controlling company, made a resolution to sell the Uijeongbu substation, and reclassified the buildings and land as assets held-for-sale
expecting its carrying amount would be recovered through a sale transaction during the year ended December 31, 2022.

F-18
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

43.	Expenses Classified by Nature
Expenses classified by nature for the years ended December 31, 2021, 2022 and 2023 are as follows:

		2021
		Selling and administrative expenses	Cost of sales	Total

		In millions of won
Raw materials used	￦	—	18,660,477	18,660,477
Power purchase		—	21,619,039	21,619,039
Salaries		1,121,188	4,276,494	5,397,682
Retirement benefit expense		113,127	488,263	601,390
Welfare and benefit expense		155,558	570,440	725,998
Insurance expense		17,909	104,544	122,453
Depreciation		219,427	11,551,897	11,771,324
Amortization of intangible assets		91,428	74,733	166,161
Bad debt expense		17,968	—	17,968
Commission		410,287	307,272	717,559
Advertising expense		29,230	9,552	38,782
Training expense		4,923	13,283	18,206
Vehicle maintenance expense		8,849	8,152	17,001
Publishing expense		3,568	3,310	6,878
Business promotion expense		3,522	3,777	7,299
Rent expense		43,650	194,234	237,884
Telecommunication expense		8,569	10,959	19,528
Transportation expense		870	53,365	54,235
Taxes and dues		93,446	529,380	622,826
Expendable supplies expense		9,052	41,414	50,466
Water, light and heating expense		12,351	43,025	55,376
Repairs and maintenance expense		123,134	2,494,861	2,617,995
Ordinary development expense		213,936	475,461	689,397
Travel expense		11,099	67,103	78,202
Clothing expense		10,540	7,994	18,534
Survey and analysis expense		889	3,992	4,881
Membership fee		1,331	8,492	9,823
Others		149,945	2,022,777	2,172,722

	￦	2,875,796	63,644,290	66,520,086

F-18
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

43.	Expenses Classified by Nature, Continued
Expenses classified by nature for the years ended December 31, 2021, 2022 and 2023 are as follows, continued:

		2022
		Selling and administrative expenses	Cost of sales	Total

		In millions of won
Raw materials used	￦	—	34,832,581	34,832,581
Power purchase		—	41,984,858	41,984,858
Salaries		1,142,360	4,329,099	5,471,459
Retirement benefit expense		109,758	505,612	615,370
Welfare and benefit expense		155,781	540,058	695,839
Insurance expense		20,835	106,672	127,507
Depreciation		244,676	12,056,455	12,301,131
Amortization of intangible assets		85,661	70,499	156,160
Bad debt expense		23,634	—	23,634
Commission		420,390	351,557	771,947
Advertising expense		33,739	10,552	44,291
Training expense		7,327	14,813	22,140
Vehicle maintenance expense		10,749	10,275	21,024
Publishing expense		3,732	3,014	6,746
Business promotion expense		3,198	3,340	6,538
Rent expense		47,680	186,439	234,119
Telecommunication expense		7,945	9,677	17,622
Transportation expense		1,012	113,845	114,857
Taxes and dues		122,177	554,320	676,497
Expendable supplies expense		9,617	47,159	56,776
Water, light and heating expense		17,950	60,002	77,952
Repairs and maintenance expense		152,449	2,586,975	2,739,424
Ordinary development expense		213,932	513,878	727,810
Travel expense		16,062	78,999	95,061
Clothing expense		13,044	8,778	21,822
Survey and analysis expense		1,126	4,322	5,448
Membership fee		1,469	16,912	18,381
Others		143,119	1,902,903	2,046,022

	￦	3,009,422	100,903,594	103,913,016

F-1
89

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

43.	Expenses Classified by Nature, Continued
Expenses classified by nature for the years ended December 31, 2021, 2022 and 2023 are as follows, continued:

		2023
		Selling and administrative expenses	Cost of sales	Total

		In millions of won
Raw materials used	￦	—	27,135,770	27,135,770
Power purchase		—	38,304,309	38,304,309
Salaries		1,098,460	4,416,706	5,515,166
Retirement benefit expense		89,533	370,769	460,302
Welfare and benefit expense		152,836	542,367	695,203
Insurance expense		27,726	119,964	147,690
Depreciation		241,533	12,623,380	12,864,913
Amortization of intangible assets		88,648	74,526	163,174
Bad debt expense		62,808	—	62,808
Commission		460,644	341,124	801,768
Advertising expense		30,305	8,856	39,161
Training expense		7,900	16,064	23,964
Vehicle maintenance expense		9,044	9,128	18,172
Publishing expense		3,281	2,879	6,160
Business promotion expense		2,559	2,523	5,082
Rent expense		44,807	161,749	206,556
Telecommunication expense		7,813	9,706	17,519
Transportation expense		1,099	102,502	103,601
Taxes and dues		112,449	574,617	687,066
Expendable supplies expense		7,252	47,252	54,504
Water, light and heating expense		16,207	41,200	57,407
Repairs and maintenance expense		154,062	2,620,200	2,774,262
Ordinary development expense		217,319	500,242	717,561
Travel expense		16,265	77,232	93,497
Clothing expense		10,450	9,490	19,940
Survey and analysis expense		1,068	4,156	5,224
Membership fee		1,503	15,164	16,667
Others		196,011	1,567,652	1,763,663

	￦	3,061,582	89,699,527	92,761,109

44.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the years ended December 31, 2021, 2022 and 2023 are as follows:

Type		2021	2022	2023

			In won
Basic earnings (loss) per share	￦	(8,263)	(38,112)	(7,512)

(2)	Diluted earnings (loss) per share for the years ended December 31, 2021, 2022 and 2023 are as follows:

Type		2021	2022	2023

			In won
Diluted earnings (loss) per share	￦	(8,263)	(38,112)	(7,512)

F-19
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

44.	Earnings (Loss) Per Share, Continued

(3)	Basic earnings (loss) per share
Profit (loss) for the year and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the years ended December 31, 2021, 2022 and 2023 are as follows:

Type		2021	2022	2023

		In millions of won except number of shares
Profit (loss) attributable to owners of the controlling company	~~￦~~	(5,304,522)	(24,466,853)	(4,822,549)
Profit (loss) used in the calculation of total basic earnings (loss) per share		(5,304,522)	(24,466,853)	(4,822,549)
Weighted average number of common shares		641,964,077	641,964,077	641,964,077

(4)	Diluted earnings (loss) per share
Diluted earnings (loss) per share is calculated by applying adjusted weighted average number of common shares under the assumption that all dilutive potential common shares are converted to common shares.
Profit (loss) used in the calculation of total diluted earnings (loss) per share for the years ended December 31, 2021, 2022 and 2023 are as follows:

Type		2021	2022	2023

		In millions of won
Profit (loss) used in the calculation of total diluted earnings (loss) per share	￦	(5,304,522)	(24,466,853)	(4,822,549)
Weighted average number of common shares used in calculating diluted earnings (loss) per share are adjusted from weighted average number of common shares used in calculating basic earnings (loss) per share. Detailed information of the adjustment for the years ended December 31, 2021, 2022 and 2023 are as follows:

Type	2021	2022	2023

	In number of shares
Weighted average number of common shares	641,964,077	641,964,077	641,964,077
Diluted weighted average number of shares	641,964,077	641,964,077	641,964,077

(5)	There are no potential dilutive instruments, thus diluted earnings (loss) per share are same as basic earnings (loss) per share for the years ended December 31, 2021, 2022 and 2023.

45.	Risk Management

(1)	Capital risk management
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

F-19
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

45.	Risk Management, Continued

(1)	Capital risk management, continued

Details of the Company’s capital management accounts as of December 31, 2022 and 2023 are as follows:

		2022	2023
		In millions of won
Total borrowings and debt securities	￦	120,605,365	133,631,830
Cash and cash equivalents		3,234,780	4,342,887

Net borrowings and debt securities		117,370,585	129,288,943

Total equity		42,000,256	37,264,750

Debt to equity ratio		279.45%	346.95%

(2)	Financial risk management
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
December 31, 2022 and 2023

45.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of December 31, 2022 and 2023 are as follows:

		2022	2023

		In millions of won
Cash and cash equivalents	￦	3,234,780	4,342,887
Financial assets at fair value through profit or loss(*1)		3,610,408	2,590,228
Derivative assets (trading)		693,072	730,948
Financial assets at fair value through other comprehensive income (debt securities)		529	4,627
Financial assets at amortized cost		26,998	38,843
Loans		1,013,371	988,331
Long-term/short-term financial instruments		1,353,080	1,412,315
Derivative assets (applying hedge accounting)		324,952	269,446
Trade and other receivables		12,614,902	14,179,322
Financial guarantee contracts(*2)		3,776,060	4,399,189

(*1)	Equity investments held by the Company are excluded.

(*2)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.
For the year ended December 31, 2023, there are no financial assets and non-financial
assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk
Market risk is the risk that the Company’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, foreign currency risk and other price risk.

(iii)	Sensitivity analysis
Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation
A sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of December 31, 2022 and 2023 are as follows:

			2022		2023
Type	Accounts		1% Increase	1% Decrease	1% Increase	1% Decrease

			In millions of won
Future salary increases	Increase (decrease) in defined benefit obligation	￦	321,930	(283,658)	392,392	(361,359)
Discount rate	Increase (decrease) in defined benefit obligation		(289,229)	337,033	(371,103)	415,361
Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the years ended December 31, 2022 and 2023 are ￦27,495 million and ￦29,993 million, respectively.

F-19
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

45.	Risk Management, Continued

(2)	Financial risk management, continued

②	Provisions
Changes in provisions due to movements in underlying assumptions as of December 31, 2022 and 2023 are as follows:

Type	Accounts	2022	2023
PCBs	Inflation rate	1.98%	2.40%
	Discount rate	1.92%	2.12%
Nuclear plants	Inflation rate	2.25%	1.91%
	Discount rate	2.48%	2.76%
Spent fuel	Inflation rate	2.93%	1.91%
	Discount rate	4.49%	2.49%
Radioactive waste	Inflation rate	3.06%	3.89%
	Discount rate	2.62%	3.65%
A sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of December 31, 2022 and 2023 are as follows:

			2022		2023
Type	Accounts		0.1%p Increase	0.1%p Decrease	0.1%p Increase	0.1%p Decrease

			In millions of won
Discount rate	PCBs	￦	(169)	169	(123)	123
	Nuclear plants		(474,432)	491,360	(418,570)	432,847
	Spent fuel		(54,330)	56,453	(130,065)	130,761
	Radioactive waste		(15,089)	15,260	(13,538)	13,683
Inflation rate	PCBs		169	(169)	123	(123)
	Nuclear plants		515,262	(498,258)	458,047	(443,531)
	Spent fuel		57,269	(55,191)	133,931	(128,607)
	Radioactive waste		14,190	(14,056)	13,291	(13,174)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

45.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk
The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as of December 31, 2022 and 2023 are as follows:

	Assets		Liabilities
Type	2022	2023	2022	2023
	In thousands of foreign currencies
AED	5,610	24,441	25,597	18,143
AUD	4,448	4,310	299,663	299,795
BDT	7,514	2,260	—	—
BWP	824	777	—	—
EGP	—	1,665	1,162	1,941
CAD	89	—	595	—
CHF	—	—	500,158	499,930
CZK	—	—	153	—
EUR	1,976	12,259	41,073	81,744
GBP	—	75	31	—
HKD	—	—	4,014,446	5,079,189
IDR	598,697	25,567,281	1,323,840	2,118,580
INR	1,592,380	1,663,705	312,978	387,947
JOD	1,146	569	14	68,448
JPY	568,263	921,120	1,719,846	8,692,604
KZT	1,510	1,510	—	—
MGA	2,856,045	3,545,076	347,403	495,288
MMK	199,518	199,518	—	—
MYR	38,177	2,805	—	—
PHP	68,592	98,154	7,493	6,750
PKR	533,816	75,206,354	219,341	55,531
RUB	—	—	2,881	—
SAR	1,713	937	9,710	—
SEK	—	—	449,211	452,309
SGD	—	279	—	2,191
THB	—	—	389	—
USD	1,484,614	1,701,494	13,599,643	14,458,985
UYU	128,674	120,768	3,106	2,028
VND	1,184,670	848,242	4,495	—
ZAR	43,461	87,780	—	—

F-19
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

45.	Risk Management, Continued

(2)	Financial risk management, continued

A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of December 31, 2022 and 2023 are as follows:

		2022		2023
Type		10% Increase	10% Decrease	10% Increase	10% Decrease
		In millions of won

Increase (decrease) of profit before income tax	￦	(1,703,053)	1,703,053	(1,828,308)	1,828,308
Increase (decrease) of equity(*)		(1,703,053)	1,703,053	(1,828,308)	1,828,308

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.
The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of December 31, 2022 and 2023.
To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Company has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Company enters into currency forward agreements.
There is an economic relationship between the hedged item and the hedging instrument as the terms of cross-currency swap agreement is consistent with the terms of expected transaction (repayment of foreign debt securities and others). The hedging ratio is 1:1 as the risk of cross-currency swap agreement matches the hedged instrument. As of December 31, 202
3
, the hedging instrument (cross-currency swap) hedges the risk of the hedged item(repayment of foreign debt securities and others).

②	Interest rate risk
The Company is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.
The Company’s borrowings and debt securities with floating interest rates as of December 31, 2022 and 2023 are as follows:

Type		2022	2023

		In millions of won
Short-term borrowings	￦	3,154,972	4,435,420
Long-term borrowings		5,388,073	7,766,588
Debt securities		269,101	305,602

	￦	8,812,146	12,507,610

A sensitivity analysis on the Company’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest for the years ended December 31, 2022 and 2023 are as follows:

		2022		2023
Type		1%p Increase	1%p Decrease	1%p Increase	1%p Decrease

		In millions of won
Increase (decrease) of profit before income tax	￦	(88,121)	88,121	(125,076)	125,076
Increase (decrease) of shareholder’s equity(*)		(88,121)	88,121	(125,076)	125,076

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.
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

F-19
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

45.	Risk Management, Continued

(2)	Financial risk management, continued

③	Electricity rates risk
The Company is exposed to electricity rates risk due to changes in government regulations and policies on national power supply schemes and electricity billing rates, in consideration of the national economy.
A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity for the years ended December 31, 2022 and 2023 is as follows:

		2022		2023
Type		1% Increase	1% Decrease	1% Increase	1% Decrease

		In millions of won
Increase (decrease) of profit before income tax	￦	661,990	(661,990)	829,548	(829,548)
Increase (decrease) of shareholder’s equity(*)		661,990	(661,990)	829,548	(829,548)

(*)	The effect on the equity excluding the impact of income taxes.

(iv)	Liquidity risk
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
The expected maturities for
non-derivative
financial liabilities as of December 31, 2022 and 2023 in detail are as follows:

		2022
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Borrowings and debt securities	￦	26,157,747	27,367,577	47,361,676	37,115,832	138,002,832
Lease liabilities		639,756	657,210	1,390,374	1,925,012	4,612,352
Trade and other payables(*1)		11,369,512	347,563	1,008,133	734,112	13,459,320
Financial guarantee contracts(*2)		105,091	54,310	3,495,437	121,222	3,776,060

	￦	38,272,106	28,426,660	53,255,620	39,896,178	159,850,564

		2023
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Borrowings and debt securities	￦	50,878,929	29,046,036	42,420,850	32,778,830	155,124,645
Lease liabilities		641,525	588,850	1,309,996	1,694,729	4,235,100
Trade and other payables(*1)		8,477,209	364,443	833,394	589,004	10,264,050
Financial guarantee contracts(*2)		121,415	2,546,689	1,645,488	85,597	4,399,189

	￦	60,119,078	32,546,018	46,209,728	35,148,160	174,022,984

(*1)	Excludes lease liabilities.
(*2)
This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2022 and 2023 are
~~W~~
67,240 and ￦49,992 million, respectively.

F-19
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

45.	Risk Management, Continued

(2)	Financial risk management, continued

As the Company manages liquidity based on net assets and net liabilities, information about non-derivative financial assets should be included in the disclosure for better understanding of liquidity risk management.
The expected maturities for
non-derivative
financial assets as of December 31, 2022 and 2023 in detail are as follows:

		2022
Type		Less than 1 year	1~5 Years	More than 5 years	Other (*)	Total

		In millions of won
Cash and cash equivalents	￦	3,234,780	—	—	—	3,234,780
Financial assets at fair value through other comprehensive income		—	—	—	502,829	502,829
Financial assets at amortized cost		16,762	10,231	5	—	26,998
Loans		132,877	411,594	502,050	—	1,046,521
Long-term/short-term financial instruments		666,758	—	25	686,297	1,353,080
Financial assets at fair value through profit or loss		3,181,791	645	3,535	523,537	3,709,508
Trade and other receivables		10,464,191	1,083,593	1,080,831	—	12,628,615

	￦	17,697,159	1,506,063	1,586,446	1,712,663	22,502,331

		2023
Type		Less than 1 year	1~5 Years	More than 5 years	Other (*)	Total

		In millions of won
Cash and cash equivalents	￦	4,342,887	—	—	—	4,342,887
Financial assets at fair value through other comprehensive income		—	—	—	502,443	502,443
Financial assets at amortized cost		28,905	9,938	—	—	38,843
Loans		139,168	465,666	411,100	8,872	1,024,806
Long-term/short-term financial instruments		578,578	22	23	833,692	1,412,315
Financial assets at fair value through profit or loss		2,054,021	1,381	6,523	649,360	2,711,285
Trade and other receivables		11,990,515	911,822	1,292,539	1,280	14,196,156

	￦	19,134,074	1,388,829	1,710,185	1,995,647	24,228,735

(*)	The maturities cannot be presently determined.

F-19
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

45.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods which from reporting date to maturity dates as per the contracts as of December 31, 2022 and 2023 are as follows:

		2022
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Net settlement
— Trading	￦	—	—	—	—	—
Gross settlement
— Trading and others		(42,663)	(15,225)	(171,130)	(84,924)	(313,942)
— Hedging		—	(10,064)	(5,176)	(10,265)	(25,505)

	￦	(42,663)	(25,289)	(176,306)	(95,189)	(339,447)

		2023
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Net settlement
— Trading	￦	—	—	—	—	—
Gross settlement
— Trading and others		(22,571)	(11,566)	(201,590)	(130,119)	(365,846)
— Hedging		—	(4,680)	(13,243)	(5,641)	(23,564)

	￦	(22,571)	(16,246)	(214,833)	(135,760)	(389,410)

Derivative assets classified by maturity periods which from reporting date to maturity dates as per the contracts as of December 31, 2022 and 2023 are as follows:

		2022
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Net settlement
— Trading	￦	—	—	—	—	—
Gross settlement
— Trading		861,621	160,938	(352,657)	65,661	735,563
— Hedging		134,390	47,502	131,258	—	313,150

	￦	996,011	208,440	(221,399)	65,661	1,048,713

		2023
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Net settlement
— Trading	￦	—	—	—	—	—
Gross settlement
— Trading		257,073	123,132	169,004	145,728	694,937
— Hedging		78,769	61,031	131,687	—	271,487

	￦	335,842	184,163	300,691	145,728	966,424

F-

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

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

(i)	Fair value and book value of financial assets and liabilities as of December 31, 2022 and 2023 are as follows:

		2022		2023
Type		Book value	Fair value	Book value	Fair value
		In millions of won
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	￦	502,829	502,829	502,443	502,443
Derivative assets (trading)		693,072	693,072	730,948	730,948
Derivative assets (hedge designated)		324,952	324,952	269,446	269,446
Financial assets at fair value through profit or loss		3,709,508	3,709,508	2,711,285	2,711,285

	￦	5,230,361	5,230,361	4,214,122	4,214,122

Assets carried at amortized cost
Financial assets at amortized cost	￦	26,998	26,998	38,843	38,843
Loans and receivables		1,013,371	1,013,371	988,331	988,331
Trade and other receivables		12,614,902	12,614,902	14,179,322	14,179,322
Long-term financial instruments		686,322	686,322	833,737	833,737
Short-term financial instruments		666,758	666,758	578,578	578,578
Cash and cash equivalents		3,234,780	3,234,780	4,342,887	4,342,887

	￦	18,243,131	18,243,131	20,961,698	20,961,698

Liabilities recognized at fair value
Derivative liabilities (trading)	￦	407,246	407,246	428,670	428,670
Derivative liabilities (hedge designated)		25,505	25,505	23,564	23,564

	￦	432,751	432,751	452,234	452,234

Liabilities carried at amortized cost
Secured borrowings	￦	102,368	102,368	773,646	773,646
Unsecured bond		105,185,189	96,846,056	113,792,178	111,218,771
Lease liabilities		4,163,143	4,163,143	3,807,880	3,807,880
Unsecured borrowings		15,282,193	15,280,693	19,062,162	19,061,348
Trade and other payables(*)		13,459,320	13,459,320	10,264,050	10,264,050
Bank overdraft		35,615	35,615	3,844	3,844

	￦	138,227,828	129,887,195	147,703,760	145,129,539

(*)	Excludes lease liabilities.

F-20
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

45.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value
The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.
The discount rates used for calculating fair value as of December 31, 2022 and 2023 are as follows:

Type	2022	2023
Derivatives	0.60% ~ 7.93%	0.93%~10.36%
Borrowings and debt securities	0.75% ~ 5.84%	0.96%~5.84%
Finance lease	0.00% ~ 17.08%	0.00%~17.03%

(iii)	Fair value hierarchy
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
Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3: Inputs that are not based on observable market data.
Fair values of financial instruments by hierarchy level as of December 31, 2022 and 2023 are as follows:

		2022
Type		Level 1	Level 2	Level 3	Total

		In millions of won
Financial assets at fair value
Financial assets at fair value through other comprehensive income	￦	300,057	—	202,772	502,829
Derivative assets		—	1,018,024	—	1,018,024
Financial assets at fair value through profit or loss		—	3,703,179	6,329	3,709,508

	￦	300,057	4,721,203	209,101	5,230,361

Financial liabilities at fair value
Derivative liabilities	￦	—	432,751	—	432,751

		2023
Type		Level 1	Level 2	Level 3	Total

		In millions of won
Financial assets at fair value
Financial assets at fair value through other comprehensive income	￦	285,054	—	217,389	502,443
Derivative assets		—	1,000,394	—	1,000,394
Financial assets at fair value through profit or loss		—	2,704,550	6,735	2,711,285

	￦	285,054	3,704,944	224,124	4,214,122

Financial liabilities at fair value
Derivative liabilities	￦	—	452,234	—	452,234

F-20
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

45.	Risk Management, Continued

(3)	Fair value risk, continued

The fair value of financial assets traded in the market (including those measured at FVTPL and FVOCI) is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unmarketable financial assets (including those measured at FVTPL and FVOCI) is calculated using the fair value measurement performed by external pricing service agents. In addition, the Company considered the major economic indicators and economic environment of the derivatives to be evaluated, and measured the fair value of the derivatives using a discounted cash flow model that reflects the Company’s credit risk.
Changes of financial assets and liabilities which are classified as level 3 for the years ended December 31, 2022 and 2023 are as follows:

		2022
		Beginning balance	Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
		In millions of won
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	￦	5,797	400	—	132	—	—	6,329
Financial assets at fair value through other comprehensive income
Unlisted securities		160,790	9,451	—	33,237	—	(1,235)	202,243
Debt securities		491	—	—	38	—	—	529

		2023
		Beginning balance	Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
		In millions of won
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	￦	6,329	—	270	136	—	—	6,735
Financial assets at fair value through other comprehensive income
Unlisted securities		202,243	9,550	—	5,445	(5,332)	856	212,762
Debt securities		529	4,080	—	18	—	—	4,627

46.	Service Concession Arrangements

(1)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement
Regarding Semangka hydroelectric power-generation business (BOT) in Indonesia, the Company has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Company shall provide electricity generated for about 30 years (2018 – 2048) after subsequent to the completion of plant construction and shall receive charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period.

(ii)	Rights and classification of the arrangement
The Company has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Company.

F-20
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

46.	Service Concession Arrangements, Continued

(iii)	Classification method
This project allows PT PLN to acquire ownership of the plant after the end of the 30 years contract period.

(iv)	The Company’s expected future collections of service concession arrangements as of December 31, 2023 are as follows:

Type		Amounts
		In millions of won
Less than 1 year	￦	32,354
1 ~ 2 years		32,281
2 ~ 3 years		32,321
Over 3 years		525,642

	￦	622,598

(2)	CPPAg Power Generation

(i)	Significant terms and concession period of the arrangement
The Company has entered into a contract with CPPAg(The Central Power Purchasing Agency Guarantee Limited) whereby the Company shall provide electricity generated for approximately 30 years (2020 – 2050) subsequent to the completion of plant construction and shall receive charge tariff rates designed to recover capital cost, variable O&M cost, fixed O&M cost, water usage cost, insurance cost and others during the concession period.

(ii)	Rights and classification of the arrangement
The Company has the rights to use and own the power plant during the concession period from 2020 to 2050. The Government of Pakistan has an option to take over the ownership of the power plant from the Company after the concession period has elapsed.

(iii)	Classification method
This project allows the Government of Pakistan to acquire ownership of the plant after the end of the contract period.

(iv)	The Company’s expected future collections of service concession arrangements as of December 31, 2023 are as follows:

Type		Amounts
		In millions of won
Less than 1 year	￦	75,717
1 ~ 2 years		75,717
2 ~ 3 years		75,717
Over 3 years		893,254

	￦	1,120,405

F-20
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

47.	Related Parties

(1)	Related parties of the Company as of December 31, 2023 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (166 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, PT. KOWEPO Sumsel Operation And Maintenance Services, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, EWP Renewable Corporation, Hee Mang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Chitose Solar Power Plant LLC., KEPCO Solar Co., Ltd., KEPCO Energy Solution Co., Ltd., KOSPO Power Services Ltda., KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power,
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
K-SOLAR
SHINAN Co., Ltd., KPS Partners Co., Ltd., KEPCO E&C Service Co., Ltd., Moha solar Co., Ltd., KHNP USA LLC, KOMIPO Vanphong Power Service LLC, Ogiri Solar Power Co., Ltd., BSK
E-New
Industry Fund X, Energy Innovation Fund I, KHNP Chile SpA, Yeong Yang Apollon Photovoltaic Co., Ltd., Yeong Yang Corporation Co., Ltd., SolarVader Co., Ltd., Yeong Yang Innovation Co., Ltd., Yeong Yang Horus Photovoltaic Co., Ltd., Yeong Yang Solar Management Co., Ltd., LSG Hydro Power Limited, KOEN Bio Co., Ltd., KOMIPO Energy Solution America, LLC, Elara Investment Holdings, LLC, Elara Equity Holdings, LLC, Elara Class B Holdings, LLC, Elara Class B Member, LLC, Elara Development Holdings, LLC, KOMIPO Development, LLC, Elara Energy Holdings, LLC, Elara Energy Project, LLC, KOMIPO Iberian Solar Group, S.L.U., KOWEPO Europe B.V., CVS Equity Holdings, LLC, CVS Class B Holdings, LLC, CVS Development Holdings, LLC, CVS Development, LLC, CVS Class B Member, LLC, CVS Energy Holdings, LLC, Concho Valley Energy, LLC, Concho Valley Solar, LLC, Jeongam Wind Power Co., Ltd., Yeongdeok Sunrise Wind Power Co., Ltd., UI Carbon-Neutrality Fund, KA Power Limited, Western Power Changgi Solar Co., Ltd., Digital Innovation Growth Fund, EWP Australia Pty., Ltd., Columboola Solar Farm Hold Co Pty., Ltd., J Wind First, LLC, KEPCO Holding Company, KEPCO for Maintenance Company, KOSPO Trumbull LLC, Changjuk Wind Power Co., Ltd., KEPCO KPS South Africa Pty., Ltd., Chile Solar JV SpA, KOWEPO Holding Limited, Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust, Columboola Solar Farm Fin Co Pty., Ltd., Magna Energy New Industrial Fund, EWP ESS Holdings, LLC, Fairhaven ESS LLC

F-20
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

47.	Related Parties, Continued

(1)	Related parties of the Company as of December 31, 2023 are as follows, continued:

Type	Related party

Associates (99 associates)
Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Noeul Green Energy Co., Ltd., YTN Co., Ltd., Samcheok Eco Materials Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Taebaek Guinemi Wind Power Co., Ltd., Daeryun Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Pioneer Gas Power Limited, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Hansuwon KNP Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Daegu clean Energy Co., Ltd., Yaksu ESS Co., Ltd., PND Solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., STN Co., Ltd. (formerly, Structure test network Co., Ltd.), Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., Gwangbaek Solar Power Investment Co., Ltd., Go deok Clean Energy Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Goesan Solar park Co., Ltd., Saemangeum Heemang Photovoltaic Co., Ltd., Bitgoel Eco Energy Co., Ltd., Jeju Gimnyeong Wind Power Co., Ltd., Seoroseoro Sunny Power Plant Co., Ltd., Muan Solar Park Co., Ltd., YuDang Solar Co., Ltd., Anjwa Smart Farm & Solar City Co., Ltd., KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.), G.GURU Co., Ltd., UD4M Co., Ltd., Dongbu Highway Solar Co., Ltd., Seobu Highway Solar Co., Ltd., Korea Energy Data Co., Ltd., Gangneung Sacheon Fuel Cell Co., Ltd., Kosture Co., Ltd., Taebaek Gadeoksan Wind Power Co., Ltd., Chuncheon Green Energy Co., Ltd., Yeomsubong Wind Power Co., Ltd., Yeongyang Wind Power Corporation II, Haeparang Energy Co., Ltd., Saemangeum Sebit Power Plant Co., Ltd., Boulder Solar III, LLC, PlatformN. Co., Ltd., PT. Cirebon Energi Prasarana, Future Convergence Technology Laboratory. Co., Ltd., ECO Motion Co., Ltd. (formerly, SC E&G Co., Ltd.), REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co., Ltd.), ACE, Co., Ltd., Environment and Energy Co., Ltd., Green Radiation Co., Ltd., Santiago Solar Power SpA, Yanggu Floating Photovoltaic Power Plant Inc., Changwon SG energy Co., Ltd., Donpyung Technology. Co., Ltd., Power Embedded, HORANG ENERGY Inc., Hoenggye Renewable Energy Co., Ltd., Haman Green Energy Co., Ltd., Songsan Green Energy Co., Ltd.

Joint ventures (111 joint ventures)
Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., DE Energia SpA, Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., Horus Solar, S.A. de C.V., Recursos Solares PV de Mexico II, S.A. de C.V., Sunmex Renovables, S.A. de C.V., Stavro Holding II A.B., Solaseado Solar Power Co., Ltd., Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Pulau Indah Power Plant Sdn. Bhd., NH-Amundi Global Infrastructure Investment Private Investment Trust 21, Shin-han BNPP Private Investment Trust for East-West Sunlight Dream, PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.), OneEnergy Asia Limited, KAS INVESTMENT I LLC, KAS INVESTMENT II LLC, Energyco Co., Ltd., CAES, LLC, Hapcheon Floating Photovoltaic Power Plant Inc., Busan Industrial Solar Power Co., Ltd., Bitsolar Energy Co., Ltd., Naepo Green Energy Co., Ltd., Pulau Indah O&M Sdn. Bhd., Guadalupe Solar SpA, Omisan Wind Power Co., Ltd., Foresight Iberian Solar Group Holding, S.L., Yeongwol Eco Wind Co., Ltd., Gurae Resident Power Co., Ltd., Cheongju Eco Park Co., Ltd., Prime Swedish Holding AB, Enel X Midland Photovoltaic, LLC, Geumsungsan Wind Power Co., Ltd., KEPCO KPS CARABAO Corp., Goheung New Energy Co., Ltd., Gunsan Land Solar Co., Ltd., CapMan Lynx SCA, SICAR, International Offshore Power Transmission Holding Company Limited, Eumseong Eco Park Co., Ltd., Changwon Nu-ri Energy Co., Ltd., PungBack Wind Farm Corporation, Seobusambo highway photovoltaics Co., Ltd., Seungmun Green Energy, Pyeongchang Wind Power Co., Ltd., Trumbull Asset Management, LLC, S-Power Chile SpA, Taebaek Wind Power Co., Ltd., Yangyang Suri Wind Power Co., Ltd., KEPCO for Power Company, Jeonju Bio Green Energy Co., Ltd., Kumyang Eco Park Co., Ltd., Jeongeup Green Power Co., Ltd., Hadong E-factory Co., Ltd., Namyangju Combined Heat and Power Co., Ltd., Wadi Noor Solar Power Company SAOC, Fairhaven Energy Storage LLC

Others (2 others)	Korea Development Bank, KEPCO Lebanon SARL

F-20
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

47.	Related Parties, Continued

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	Related party transactions for the years ended December 31, 2021, 2022 and 2023 are as follows:
<Sales and Others>

			Sales and others
Company name	Transaction type		2021	2022	2023
			In millions of won
<Associates>
Korea Gas Corporation	Electricity sales	￦	96,362	155,309	140,630
Goseong Green Power Co., Ltd.	Electricity sales		514,470	1,062,108	842,270
Dongducheon Dream Power Co., Ltd.	Electricity sales		19,923	8,942	16,138
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		—	1,418	2,313
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		46	46	84
Daegu Photovoltaic Co., Ltd.	Electricity sales		207	268	408
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		2	2	3
Korea Electric Power Industrial Development Co., Ltd.	Service		11,208	10,369	11,115
Gangneung Eco Power Co., Ltd.	Fuel sales		14,200	459,404	943,063
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		23,501	27,486	91,830
Noeul Green Energy Co., Ltd.	Electricity sales		30	9,396	8,431
Samcheok Eco Materials Co., Ltd.	Electricity sales		620	546	615
YTN Co., Ltd.	Electricity sales		1,922	2,180	2,908
Busan Green Energy Co., Ltd.	Electricity sales		49	5,055	10,733
Gunsan Bio Energy Co., Ltd.	Electricity sales		20	—	—
Korea Electric Vehicle Charging Service (*5)	Electricity sales		3,039	3,686	—
Energy Infra Asset Management Co., Ltd.	Electricity sales		4,629	—	89
Gangwon Wind Power Co., Ltd.	Electricity sales		1,865	1,549	2,464
Gwangyang Green Energy Co., Ltd.	Electricity sales		486	1,848	1,492
Bigeum Resident Photovoltaic Power Co., Ltd.	Electricity sales		755	660	888
Hyundai Green Power Co., Ltd.	Electricity sales and design service		11,934	7,063	6,668
Korea Power Exchange	Service		39,796	16,596	52,262
Taebaek Wind Power Co., Ltd. (*1)	Service		44	861	—
Taebaek Guinemi Wind Power Co., Ltd.	Electricity sales		26	—	—
Pyeongchang Wind Power Co., Ltd.	Electricity sales		1,180	1,323	—
Daeryun Power Co., Ltd.	Electricity sales		1,944	2,016	3,187
Changjuk Wind Power Co., Ltd. (*4)	Electricity sales		463	1,350	—
GS Donghae Electric Power Co., Ltd.	Electricity sales		21,127	5,238	28,164
KNH Solar Co., Ltd.	Electricity sales		14	13	15
S-Power Co., Ltd.	Service		5,229	4,588	4,965
Chuncheon Green Energy Co., Ltd.	Electricity sales		—	2	82
Yeongyang Wind Power Corporation II	Commission		—	—	150
PND Solar Co., Ltd.	Electricity sales		416	427	547
Hyundai Eco Energy Co., Ltd.	Electricity sales		187	277	1,236
YeongGwang Yaksu Wind Electric Co., Ltd.	Electricity sales		78	66	96
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		295	1,952	3,998
Korea Energy Solutions Co., Ltd.	Electricity sales		2	2	2
ITR Co., Ltd.	Service		3	6	3
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)	Service		5	7	—
Namjeongsusang Solar Power Operation Co., Ltd. (*3)	Electricity sales		22	21	31

F-20
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2021, 2022 and 2023 are as follows, continued:
<Sales and Others>, continued

			Sales and others
Company name	Transaction type		2021	2022	2023
			In millions of won
<Associates>
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Service	￦	399	394	405
Bitgoel Eco Energy Co., Ltd.	Electricity sales		282	1,397	1,581
Jeju Gimnyeong Wind Power Co., Ltd.	Electricity sales		—	367	315
Seoroseoro Sunny Power Plant Co., Ltd.	Electricity sales		—	1	2
Muan Solar park Co., Ltd.	Electricity sales		232	950	3,083
YuDang Solar Co., Ltd.	Electricity sales		—	160	100
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		624	1,068	2,479
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)	Electricity sales		155	185	163
Saemangeum Heemang Photovoltaic Co., Ltd.	Electricity sales		13	5,740	3,538
UD4M Co., Ltd.	Electricity sales		4	2	3
Dongbu Highway Solar Co., Ltd.	Electricity sales		5	8	11
Seobu Highway Solar Co., Ltd.	Electricity sales		8	8	12
Santiago Solar Power SpA	Dividends income		—	—	586
Gwangbaek Solar Power Investment Co., Ltd.	Electricity sales		—	—	644
Go deok Clean Energy Co., Ltd.	Electricity sales		—	—	4,685
SureDataLab Co., Ltd.	Electricity sales		1	1	1
Suwon New Power Co., Ltd.	Electricity sales		1,820	118	91
Hankook Electric Power Information Co., Ltd.	Electricity sales		1	—	—
Kosture Co., Ltd.	Electricity sales		1	5	—
PlatformN. Co., Ltd.	Others		—	14	16
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales		52	17	403
Gangneung Sacheon Fuel Cell Co., Ltd.	Electricity sales		—	151	133
11 Associates (Overseas)	Electricity sales		125,723	548,507	385,605

<Joint ventures>
Seobusambo highway photovoltaics Co., Ltd.	Electricity sales		—	3	16
Yangyang Suri Wind Power Co., Ltd.	Electricity sales		—	—	169
Naepo Green Energy Co., Ltd.	Electricity sales		467	761	3,462
Cheongna Energy Co., Ltd.	Others		16,469	39,802	32,835
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)	Service		8,159	7,761	2,110
Daegu Green Power Co., Ltd.	Electricity sales		1,053	1,190	1,694
Prime Swedish Holding AB	Electricity sales		—	284	292
KAPES, Inc.	Commission		413	450	1,604
Honam Wind Power Co., Ltd.	Electricity sales		71	242	610
Jeongam Wind Power Co., Ltd	Electricity sales and others		588	—	—
Korea Power Engineering Service Co., Ltd.	Service		339	268	159
Seokmun Energy Co., Ltd.	Service		1,701	1,685	1,792
Incheon New Power Co., Ltd.	Construction revenue		14	14	458

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2021, 2022 and 2023 are as follows, continued:
<Sales and Others>, continued

			Sales and others
Company name	Transaction type		2021	2022	2023
			In millions of won
<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales	￦	2,329	2,505	2,976
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		1,836	1,898	1,962
Yeonggwang Wind Power Co., Ltd.	Electricity sales		818	871	3,607
Western Power Changgi Solar Co., Ltd.	Electricity sales		1,920	—	—
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Service		1,727	1,415	1,568
KW Nuclear Components Co., Ltd.	Service		2,598	1,624	1,612
Taebaek Wind Power Co., Ltd. (*1)	Others		—	—	2,864
Pyeongchang Wind Power Co., Ltd.	Electricity sales		—	—	2,087
KEPCO-Uhde Inc. (*2)	Electricity sales		10	12	—
Busan Shinho Solar Power Co., Ltd.	Electricity sales		376	502	1,205
Expressway Solar-light Power Generation Co., Ltd.	Electricity sales		—	—	43
Goheung New Energy Co., Ltd.	Electricity sales		—	141	3,214
Gunsan Land Solar Co., Ltd.	Electricity sales		—	518	809
Daesan Green Energy Co., Ltd.	Electricity sales		523	394	760
Cheong-Song Noraesan Wind Power Co., Ltd.	Electricity sales		30	698	901
Chungsongmeon BongSan wind power Co., Ltd.	Electricity sales		1	1	1
Saemangeum Solar Power Co., Ltd.	Service		1,141	100	—
Dangjin Eco Power Co., Ltd.	Electricity sales		32	32	40
Yangyang Wind Power Co., Ltd.	Electricity sales		—	—	13
Energyco Co., Ltd.	Electricity sales		1	463	457
Hapcheon Floating Photovoltaic Power Plant Inc.	Electricity sales		—	544	88
Busan Industrial Solar Power Co., Ltd.	Electricity sales		9	14	22
Bitsolar Energy Co., Ltd.	Electricity sales		296	498	357
Omisan Wind Power Co., Ltd.	Electricity sales		1	1	26
S-Power Chile SpA	Interest income		—	—	20
Haemodum Solar Co., Ltd.	Electricity sales		6	42	431
Yeongam Solar Power Co., Ltd.	Electricity sales		339	379	1,131
Samsu Wind Power Co., Ltd.	Electricity sales		—	—	514
Solaseado Solar Power Co., Ltd.	Electricity sales		2,890	1,851	1,876
Yeongwol Eco Wind Co., Ltd.	Electricity sales		—	—	102
Gurae Resident Power Co., Ltd.	Electricity sales		—	—	8
Cheongju Eco Park Co., Ltd.	Electricity sales		—	204	6,397
Enel X Midland Photovoltaic, LLC	Electricity sales		—	12	11
Eumseong Eco Park Co., Ltd.	Electricity sales		—	2	19
Geumsungsan Wind Power Co., Ltd.	Electricity sales		—	7	68
41 Joint ventures (Overseas)	Electricity sales		773,291	606,513	746,989

<Others>
Korea Development Bank	Electricity sales		4,177	4,134	5,467
	Interest income		756	2,222	5,930

F-20
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

47.	Related Parties , Continued

(3)	Related party transactions for the years ended December 31, 2021, 2022 and 2023 are as follows, continued:

<Purchase and Others>

			Purchase and others
Company name	Transaction type		2021	2022	2023
			In millions of won
<Associates>
Korea Gas Corporation	Electricity sales	￦	5,646,713	11,996,402	8,873,781
Goseong Green Power Co., Ltd.	Electricity sales		987,540	1,905,502	1,572,074
Dongducheon Dream Power Co., Ltd.	Electricity sales		750,148	2,244,332	1,744,247
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		—	23,159	22,365
Daegu Photovoltaic Co., Ltd.	Electricity sales		3,532	4,744	4,247
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		393	563	408
Korea Electric Power Industrial Development Co., Ltd.	Service		241,925	251,468	305,105
Gangneung Eco Power Co., Ltd.	Others		—	—	6,996
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		653,306	957,294	1,040,965
Noeul Green Energy Co., Ltd.	Electricity sales		10,014	14,176	10,466
Samcheok Eco Materials Co., Ltd.	Electricity sales		13,612	12,019	8,130
YTN Co., Ltd.	Electricity sales		388	304	309
Busan Green Energy Co., Ltd.	Electricity sales		18,996	26,219	23,211
Korea Electric Vehicle Charging Service (*5)	Electricity sales		393	—	—
Energy Infra Asset Management Co., Ltd.	Service		2,657	2,779	2,701
Yaksu ESS Co., Ltd.	Electricity sales		1,715	851	508
Gangwon Wind Power Co., Ltd.	Electricity sales		19,623	40,130	32,525
Goesan Solar park Co., Ltd.	Electricity sales		6,209	7,642	6,530
Korea Power Exchange	Service		86,716	93,817	82,572
Taebaek Wind Power Co., Ltd. (*1)	Service and REC		5,930	7,442	—
Taebaek Guinemi Wind Power Co., Ltd.	Electricity sales		5,910	6,793	5,529
Pyeongchang Wind Power Co., Ltd.	Design service and others		4,099	3,884	—
Daeryun Power Co., Ltd.	Electricity sales		157,234	428,534	353,371
Changjuk Wind Power Co., Ltd. (*4)	Electricity sales		6,213	9,027	—
GS Donghae Electric Power Co., Ltd.	Electricity sales		760,377	1,035,263	1,047,584
KNH Solar Co., Ltd.	Electricity sales		3,222	4,348	3,535
S-Power Co., Ltd.	Service		608,530	1,091,741	973,646
Yeongyang Wind Power Corporation II	Commission		—	—	1,457
PND Solar Co., Ltd.	Electricity sales		5,502	6,173	5,301
Hyundai Eco Energy Co., Ltd.	Electricity sales		25,762	29,209	26,266
YeongGwang Yaksu Wind Electric Co., Ltd.	Electricity sales		11,729	7,382	6,776
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		16,360	25,880	34,940
Korea Energy Solutions Co., Ltd.	Electricity sales		—	102	128
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)	Others		—	—	10
Green Energy Electricity Generation Co., Ltd.	Electricity sales		1,238	2,962	948
Namjeongsusang Solar Power Operation Co., Ltd. (*3)	Electricity sales		14,286	9,491	—
Bitgoel Eco Energy Co., Ltd.	Service and others		—	930	28,334
Jeju Gimnyeong Wind Power Co., Ltd.	Electricity sales		12,833	12,364	8,635
Seoroseoro Sunny Power Plant Co., Ltd.	REC and others		217	1,138	874
Muan Solar Park Co., Ltd.	REC and others		31,017	17,052	16,554
YuDang Solar Co., Ltd.	REC and others		3,495	1,915	1,860
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		24,601	16,942	17,332
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)	Others		—	42,651	62,212
Saemangeum Heemang Photovoltaic Co., Ltd.	Electricity sales		—	1,039	440
G.GURU Co., Ltd.	Electricity sales		—	452	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2021, 2022 and 2023 are as follows, continued:
<Purchase and Others>, continued

			Purchase and others
Company name	Transaction type		2021	2022	2023
			In millions of won
<Associates>
UD4M Co., Ltd.	Electricity sales	￦	—	313	117
Dongbu Highway Solar Co., Ltd.	Electricity sales		2,605	3,516	2,937
Seobu Highway Solar Co., Ltd.	Electricity sales		2,963	3,452	2,880
REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.)	Interest income/ Dividends income		—	—	6
Green Radiation Co., Ltd.	Ordinary development expense		—	—	11
Gwangbaek Solar Power Investment Co., Ltd.	Electricity sales		742	602	565
Go deok Clean Energy Co., Ltd.	Electricity sales		—	—	11,545
PlatformN. Co., Ltd.	Others		—	475	—
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales		15,900	19,514	16,328
Gangneung Sacheon Fuel Cell Co., Ltd.	Electricity sales		—	—	1,324
11 Associates (Overseas)	Electricity sales		502	101,790	91,233
<Joint ventures>
Seobusambo highway photovoltaics Co., Ltd.	Electricity sales		—	103	502
Cheongna Energy Co., Ltd.	Service		57	80	60
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)	Service		5,409	13,872	8,151
Daegu Green Power Co., Ltd.	Electricity sales		289,052	508,601	370,787
KAPES, Inc.	Commission		64,140	9,306	19,112
Honam Wind Power Co., Ltd.	Electricity sales		4,807	7,662	8,643
Jeongam Wind Power Co., Ltd.	Electricity sales		3,145	—	—
Korea Power Engineering Service Co., Ltd.	Service		1,315	830	812
Seokmun Energy Co., Ltd.	Service		44,315	60,799	60,009
Chun-cheon Energy Co., Ltd.	Electricity sales		327,536	585,689	585,656
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		9,471	13,990	17,228
Yeonggwang Wind Power Co., Ltd.	Electricity sales		21,004	31,221	40,605
Western Power Changgi Solar Co., Ltd.	Electricity sales		5,852	—	—
KW Nuclear Components Co., Ltd.	Service		96	9,504	14,114
Taebaek Wind Power Co., Ltd. (*1)	Service		—	—	7,476
Pyeongchang Wind Power Co., Ltd.	Electricity sales		—	—	3,542
Busan Shinho Solar Power Co., Ltd.	Electricity sales		7,895	10,601	10,248
Global Trade Of Power System Co., Ltd.	Service		323	715	223
Expressway Solar-light Power Generation Co., Ltd.	Electricity sales		3,146	4,016	3,362
Goheung New Energy Co., Ltd.	Electricity sales		—	—	5,264
Gunsan Land Solar Co., Ltd.	Electricity sales		—	533	486
Daesan Green Energy Co., Ltd.	Electricity sales		146,776	129,736	139,721
Cheong-Song Noraesan Wind Power Co., Ltd.	Electricity sales		—	980	882
Saemangeum Solar Power Co., Ltd.	Electricity sales		5	1	—
Dangjin Eco Power Co., Ltd.	Electricity sales		4,139	5,696	5,583
Yangyang Wind Power Co., Ltd.	Service and Electricity sales		—	—	10
Energyco Co., Ltd.	Electricity sales		—	7,898	6,539

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes
to
the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2021, 2022 and 2023 are as follows, continued:
<Purchase and Others>, continued

		Purchase and others
Company name	Transaction type	2021	2022	2023
		In millions of won
<Associates>

Hapcheon Floating Photovoltaic Power Plant Inc.	Service and REC	—	2,526	—
Busan Industrial Solar Power Co., Ltd.	Electricity sales	2,815	4,575	3,656
Bitsolar Energy Co., Ltd.	Electricity sales	5,703	13,030	12,946
Omisan Wind Power Co., Ltd.	Electricity sales	7	—	—
Haemodum Solar Co., Ltd.	Electricity sales	1,625	2,168	402
Yeongam Solar Power Co., Ltd.	Electricity sales	47,805	44,745	34,981
Samsu Wind Power Co., Ltd.	Electricity sales	2,800	10,605	8,269
Solaseado Solar Power Co., Ltd.	Electricity sales	31,031	28,698	18,259
Gurae Resident Power Co., Ltd.	Electricity sales	—	—	1
Cheongju Eco Park Co., Ltd.	Electricity sales	—	94,409	95,059
Enel X Midland Photovoltaic, LLC	Electricity sales	—	1,871	2,431
Eumseong Eco Park Co., Ltd.	Electricity sales	—	—	27,765
41 Joint ventures (Overseas)	Electricity sales	54,135	16,859	17,222

<Others>
Korea Development Bank	Interest expense	2,756	4,208	5,559
	Dividends paid	256,862	12	—

(*1)	Taebaek Wind Power Co., Ltd. was changed from an associate to a joint venture for the year ended December 31, 2023.

(*2)	KEPCO-Uhde Inc. is not a related party of the Company as of December 31, 2023 as the liquidation process was completed for the year ended December 31, 2023.

(*3)	Namjeongsusang Solar Power Operation Co., Ltd. is not a related party of the Company as of December 31, 2023 as the sale of shares was completed for the year ended December 31, 2023.

(*4)	Changjuk Wind Power Co., Ltd. was reclassified from an associate to a subsidiary for the year ended December 31, 2022, and the amount is before reclassification to a subsidiary.

(*5)	Korea Electric Vehicle Charging Service is not a related party of the Company as of December 31, 2023 as the sale of shares was completed for the year ended December 31, 2022.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2022 and 2023 are as follows:

			Receivables		Payables
Company name	Type		2022	2023	2022	2023
			In millions of won
<Associates>
Korea Gas Corporation	Trade receivables	￦	12,415	14,671	—	—
	Non-trade receivables and others		54,232	12,513	—	—
	Trade payables		—	—	1,882,607	480,974
	Non-trade payables and others		—	—	1,294	1,378
Goseong Green Power Co., Ltd.	Trade receivables		76,254	55,719	—	—
	Non-trade receivables and others		14	15	—	—
	Trade payables		—	—	182,095	120,270
	Non-trade payables and others		—	—	52,515	48,621
Dongducheon Dream Power Co., Ltd.	Trade receivables		592	2,573	—	—
	Non-trade receivables and others		270	478	—	—
	Trade payables		—	—	293,256	117,975
Saemangeum Sebit Power Plant Co., Ltd.	Non-trade receivables and others		653	341	—	—
Daejung Offshore Wind Power Co., Ltd.	Non-trade receivables and others		123	263	—	—
Daegu Photovoltaic Co., Ltd.	Trade payables		—	—	135	105
	Non-trade payables and others		—	—	2	—
Korea Electric Power Industrial	Trade receivables		164	176	—	—
Development Co., Ltd.	Non-trade receivables and others		2	—	—	—
	Trade payables		—	—	150	2,021
	Non-trade payables and others		—	—	9,588	8,077
Gangneung Eco Power Co., Ltd.	Trade receivables		19,364	59,623	—	—
	Non-trade receivables and others		478	—	—	—
	Non-trade payables and others		—	—	94	94
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		7,375	1,814	—	—
	Non-trade receivables and others		1,068	4,933	—	—
	Trade payables		—	—	109,274	86,801
	Non-trade payables and others		—	—	101	385
Noeul Green Energy Co., Ltd.	Trade receivables		3	6	—	—
	Non-trade receivables and others		9,365	18,356	—	—
	Non-trade payables and others		—	—	2,468	3,005
Samcheok Eco Materials Co., Ltd.	Trade receivables		46	33	—	—
YTN Co., Ltd.	Trade receivables		112	133	—	—
Busan Green Energy Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		26,681	32,720	—	—
	Non-trade payables and others		—	—	4,415	3,642
Gunsan Bio Energy Co., Ltd.(*4)	Non-trade receivables and others		11,728	—	—	—
Yaksu ESS Co., Ltd.	Trade payables		—	—	—	538
Gangwon Wind Power Co., Ltd.	Trade receivables		6	13	—	—
	Trade payables		—	—	5,197	3,206
Gwangyang Green Energy Co., Ltd.	Trade receivables		—	1,069	—	—
	Non-trade receivables and others		1,436	716	—	—
Bigeum Resident Photovoltaic Power Co., Ltd.	Trade receivables		343	406	—	—
	Non-trade receivables and others		516	1,316	—	—
Goesan Solar park Co., Ltd.	Trade payables		—	—	346	56
Hyundai Green Power Co., Ltd.	Trade receivables		839	903	—	—
Korea Power Exchange	Trade receivables		223	1,583	—	—
	Non-trade receivables and others		—	1	—	—
	Trade payables		—	—	—	16,367
	Non-trade payables and others		—	—	2,405	2,520
Taebaek Wind Power Co., Ltd.	Trade payables		—	—	680	—
	Non-trade payables and others		—	—	178	—
Pyeongchang Wind Power Co., Ltd.(*1)	Trade receivable		3	—	—	—
	Non-trade payables and others		—	—	211	—
Taebaek Guinemi Wind Power Co., Ltd.	Trade payables		—	—	885	572
	Non-trade payables and others		—	—	—	286
Daeryun Power Co., Ltd.	Trade receivables		195	326	—	—
	Trade payables		—	—	55,725	32,140
GS Donghae Electric Power Co., Ltd.	Trade receivables		872	159	—	—
	Non-trade receivables and others		1,558	169	—	—
	Trade payables		—	—	72,947	72,951
	Non-trade payables and others		—	—	14,565	125
Yeongyang Wind Power Corporation II	Non-trade receivables and others		—	165	—	—
KNH Solar Co., Ltd.	Trade receivables		1	1	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2022 and 2023 are as follows, continued:

			Receivables		Payables
Company name	Type		2022	2023	2022	2023
			In millions of won
<Associates>
S-Power Co., Ltd.	Trade receivables	￦	77	213	—	—
	Non-trade receivables and others		44	53	—	—
	Trade payables		—	—	135,504	79,459
	Non-trade payables and others		—	—	11	—
PND Solar Co., Ltd.	Trade payables		—	—	210	296
Hyundai Eco Energy Co., Ltd.	Trade receivables		22	28	—	—
	Trade payables		—	—	738	408
YeongGwang Yaksu Wind Electric Co., Ltd.	Trade receivables		7	10	—	—
	Non-trade receivables and others		—	2,294	—	—
	Trade payables		—	—	589	828
	Non-trade payables and others		—	—	2,050	—
Taebaek Gadeoksan Wind Power Co., Ltd.	Non-trade receivables and others		97	1,539	—	—
	Trade payables		—	—	12,739	12,739
	Non-trade payables and others		—	—	5	7
Korea Energy Solutions Co., Ltd.	Non-trade payables and others		—	—	94	—
Green Energy Electricity Generation Co., Ltd.	Trade payables		—	—	—	62
	Non-trade payables and others		—	—	—	45
Namjeongsusang Solar Power Operation Co., Ltd. (*3)	Trade receivables		2	—	—	—
Bitgoel Eco Energy Co., Ltd.	Non-trade receivables and others		6	131	—	—
	Trade payables		—	—	—	6,226
	Non-trade payables and others		—	—	1,023	—
Jeju Gimnyeong Wind Power Co., Ltd.	Non-trade receivables and others		130	112	—	—
	Trade payables		—	—	1,758	1,467
	Non-trade payables and others		—	—	—	9
Muan Solar Park Co., Ltd.	Trade receivables		25	—	—	—
	Non-trade receivables and others		9	4	—	—
Anjwa Smart Farm & Solar City Co., Ltd.	Non-trade payables and others		—	—	921	1,296
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)	Trade receivables		1	1	—	—
	Trade payables		—	—	5,485	5,485
Saemangeum Heemang Photovoltaic Co., Ltd.	Non-trade receivables and others		3,435	—	—	—
	Non-trade payables and others		—	—	1	—
Dongbu Highway Solar Co., Ltd.	Trade receivables		1	1	—	—
	Trade payables		—	—	2	—
	Non-trade payables and others		—	—	2	—
Seobu Highway Solar Co., Ltd.	Trade receivables		1	1	—	—
	Trade payables		—	—	8	—
	Non-trade payables and others		—	—	3	—
Gwangbaek Solar Power Investment Co., Ltd.	Non-trade payables and others		—	—	61	—
Go deok Clean Energy Co., Ltd.	Non-trade receivables and others		—	4,562	—	—
	Non-trade payables and others		—	—	—	5,288
Suwon New Power Co., Ltd.	Trade receivables		—	876	—	—
	Non-trade receivables and others		1,280	560	—	—
Tronix Co., Ltd.	Non-trade receivables and others		1	—	—	—
KOSTURE Co., Ltd.	Trade receivables		6	—	—	—
Muan Sunshine Solar Power Plant Co., Ltd.	Trade payables		—	—	3,076	1,440
	Non-trade payables and others		—	—	1,265	—
PlatformN. Co., Ltd.	Non-trade payables and others		—	—	232	—
9 Associates (Overseas)	Trade receivables		93	—	—	—
	Non-trade receivables and others		49,409	77,814	—	—
	Non-trade payables and others		—	—	502	6,242

<Joint ventures>
Daegu Green Power Co., Ltd.	Trade receivables		53	122	—	—
	Non-trade receivables and others		56	55	66,715	32,222
	Trade payables		—	—
Seobusambo highway photovoltaics Co., Ltd.	Trade receivables		—	1	—	—
	Non-trade receivables and others		—	4	—	—
Yangyang Suri Wind Power Co., Ltd.	Non-trade receivables and others		—	55	—	—
KAPES, Inc.	Trade receivables		2	4	—	—
	Non-trade receivables and others		—	89	—	—
	Non-trade payables and others		—	—	106	3,791
Honam Wind Power Co., Ltd.	Trade payables		—	—	515	515
Korea Power Engineering Service Co., Ltd.	Non-trade receivables and others		47	48	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2022 and 2023 are as follows, continued:

			Receivables		Payables
Company name	Type		2022	2023	2022	2023
			In millions of won

<Joint ventures>
	Non-trade payables and others	￦	—	—	77	76
Seokmun Energy Co., Ltd.	Trade receivables		67	44	—	—
	Non-trade receivables and others		113	199	—	—
	Trade payables		—	—	7,000	7,000
Naepo Green Energy Co., Ltd.	Trade receivables		169	190	—	—
	Non-trade receivables and others		—	1	—	—
	Non-trade payables and others		—	—	3	—
Chun-cheon Energy Co., Ltd.	Trade receivables		124	239	—	—
	Non-trade receivables and others		165	165	—	—
	Trade payables		—	—	79,117	79,117
	Non-trade payables and others		—	—	—	2
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables		8	10	—	—
	Non-trade receivables and others		166	—	—	—
	Trade payables		—	—	1,076	1,076
Cheongna Energy Co., Ltd.	Trade receivables		17,324	13,898	—	—
	Non-trade receivables and others		1,654	2,160	—	—
	Non-trade payables and others		—	—	1	1
Yeonggwang Wind Power Co., Ltd.	Trade receivables		12	15	—	—
	Non-trade receivables and others		62	56	—	—
	Trade payables		—	—	2,251	2,251
KW Nuclear Components Co., Ltd.	Trade receivables		4	—	—	—
	Non-trade receivables and others		18	17	—	—
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)	Trade receivables		79	84	—	—
	Non-trade receivables and others		10,218	10,779	—	—
	Trade payables		—	—	1,027	721
	Non-trade payables and others		—	—	9,119	14,193
Taebaek Wind Power Co., Ltd. (*1)	Trade payables		—	—	—	603
	Non-trade payables and others		—	—	—	341
Pyeongchang Wind Power Co., Ltd.	Trade receivables		—	4	—	—
KEPCO-Uhde Inc. (*2)	Non-trade payables and others		—	—	10	—
Busan Shinho Solar Power Co., Ltd.	Trade receivables		3	3	—	—
	Trade payables		—	—	304	304
Expressway Solar-light Power Generation Co., Ltd.	Trade payables		—	—	166	220
Gunsan Land Solar Co., Ltd.	Non-trade receivables and others		138	295	—	—
Daesan Green Energy Co., Ltd.	Trade receivables		18	13	—	—
	Non-trade receivables and others		218	170	—	—
	Trade payables		—	—	4,946	4,946
Cheong-Song Noraesan Wind Power Co., Ltd.	Trade receivables		2	2	—	—
Saemangeum Solar Power Co., Ltd.	Non-trade receivables and others		4,368	4,368	—	—
Dangjin Eco Power Co., Ltd.	Trade receivables		3	4	—	—
	Trade payables		—	—	222	222
	Non-trade payables and others		—	—	105	176
Yangyang Wind Power Co., Ltd.	Non-trade receivables and others		—	13	—	—
Energyco Co., Ltd.	Non-trade receivables and others		—	3	—	—
	Trade payables		—	—	—	99
Hapcheon Floating Photovoltaic Power Plant Inc.	Trade receivables		9	10	—	—
	Non-trade receivables and others		—	68	—	—
Busan Industrial Solar Power Co., Ltd.	Trade receivables		2	2	—	—
Bitsolar Energy Co., Ltd.	Non-trade receivables and others		222	1	—	—
	Trade payables		—	—	201	201
Haemodum Solar Co., Ltd.	Trade receivables		1	1	—	—
Yeongam Solar Power Co., Ltd.	Trade receivables		44	56	—	—
	Trade payables		—	—	3,655	3,517
Samsu Wind Power Co., Ltd.	Trade payables		—	—	1,303	1,229
Solaseado Solar Power Co., Ltd.	Non-trade receivables and others		23	24	—	—
	Non-trade payables and others		—	—	2,911	—
Cheongju Eco Park Co., Ltd.	Trade receivables		—	6,899	—	—
	Trade payables		—	—	7,994	7,994
Enel X Midland Photovoltaic, LLC	Trade receivables		1	1	—	—
	Trade payables		—	—	3	144
	Non-trade payables and others		—	—	—	49
Geumsungsan Wind Power Co., Ltd.	Trade receivables		3	4	—	—
	Non-trade payables and others		—	—	1	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2022 and 2023 are as follows, continued:

			Receivables		Payables
Company name	Type		2022	2023	2022	2023
			In millions of won

<Joint ventures>
26 Joint ventures (Overseas)	Trade receivables	￦	73,805	160,474	—	—
	Non-trade receivables and others		71,661	55,897	—	—
	Non-trade payables and others		—	—	117,754	22,877

<Others>
Korea Development Bank	Accrued interest income		5	—	—	—
	Non-trade receivables and others		30,836	33,140	—	—
	Non-trade payables and others		—	—	101	147
	Derivatives and others		67,662	45,898	3,759	72,050
KEPCO Lebanon SARL (*5)	Trade receivables		—	75	—	—

(*1)	Taebaek Wind Power Co., Ltd. was changed from an associate to a joint venture for the year ended December 31, 2023.

(*2)	KEPCO-Uhde Inc. is not a related party of the Company as of December 31, 2023 as the liquidation process was completed for the year ended December 31, 2023.

(*3)	Namjeongsusang Solar Power Operation Co., Ltd. is not a related party of the Company as of December 31, 2023 as the sale of shares was completed for the year ended December 31, 2023.

(*4)	Busan Green Energy Co., Ltd. was declared bankrupt for the year ended December 31, 2023 and was excluded from an associate due to the appointment of a bankruptcy trustee.

(*5)	The entire amount has been set as bad debt.

(5)	Loans and others arising from related party transactions as of December 31, 2022 and 2023 are as follows:

Type	Company name		Beginning balance	Loans	Collection	Others	Ending balance

			In millions of won
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	￦	31,473	170	—	510	32,153
	(Allowance for doubtful accounts)		(10,751)	(12,995)	—	(1,797)	(25,543)
Associates	Nepal Water & Energy Development Company Private Limited		19,914	—	—	(1,862)	18,052
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		22,936	—	—	401	23,337
Associates	PT Wampu Electric Power		9,171	—	(9,613)	442	—
Associates	PT. Cirebon Energi Prasarana		29,569	—	—	5,973	35,542
Associates	Bigeum Resident Photovoltaic Power Co., Ltd.		11,212	—	—	(1,687)	9,525
Associates	Daejung Offshore Wind Power Co., Ltd.		1,000	—	—	—	1,000
Associates	Bitgoel Eco Energy Co., Ltd.		34,790	—	(3,905)	—	30,885
Associates	Saemangeum Sebit Power Plant Co., Ltd.		37,249	—	(8,279)	—	28,970
Joint ventures	Solaseado Solar Power Co., Ltd.		35,000	—	—	—	35,000
Joint ventures	Recursos Solares PV de Mexico II, S.A. de C.V.		8,457	1,944	—	188	10,589
Joint ventures	Horus Solar, S.A. de C.V.		19,287	—	(8,552)	464	11,199
Joint ventures	Sunmex Renovables, S.A. de C.V.		16,383	536	—	291	17,210
Joint ventures	Kelar S.A.		43,965	—	—	(2,980)	40,985
Joint ventures	DE Energia SpA		7,260	—	—	126	7,386
Joint ventures	Daehan Wind Power PSC		14,618	—	—	254	14,872
Joint ventures	Bitsolar Energy Co., Ltd.		3,165	—	—	—	3,165
Joint ventures	Daesan Green Energy Co., Ltd.		3,514	190	(1,293)	—	2,411
Joint ventures	Yangyang Wind Power Co., Ltd.		—	3,257	—	—	3,257

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

47.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of December 31, 2022 and 2023 are as follows, continued:

Type	Company name		Beginning balance	Loans	Collection	Others	Ending balance

			In millions of won
Joint ventures	Nghi Son 2 Power LLC	￦	186,735	—	—	3,256	189,991
Joint ventures	Pulau Indah Power Plant Sdn. Bhd.		10,207	—	—	(244)	9,963
Joint ventures	Guadalupe Solar SpA		3,344	—	(225)	42	3,161
Joint ventures	Foresight Iberian Solar Group Holding, S.L.		61,302	—	(1,292)	4,308	64,318
Joint ventures	Capman Lynx SCA, SICAR		31,628	—	—	3,582	35,210
	(Allowance for doubtful accounts)		(4,467)	(30,743)	—	—	(35,210)
Joint ventures	S-Power Chile SpA		253	—	—	5	258
Others	KEPCO Lebanon SARL		3,834	—	—	—	3,834
	(Allowance for doubtful accounts)		(3,834)	—	—	—	(3,834)
	Gunsan Bio Energy Co., Ltd. (*1)		12,396	—	—	—	12,396
	(Allowance for doubtful accounts)		(12,396)	—	—	—	(12,396)

		￦	627,214	(37,641)	(33,159)	11,272	567,686

(*1)
Bankruptcy was declared during the year ended December 31, 2023. The Company cannot hold significant influence due to the appointment of a bankruptcy trustee, so the Company was reclassified from an associate to financial assets at fair value through other comprehensive income.

(6)	Borrowings arising from related party transactions as of December 31, 2022 and 2023 are as follows:

Related parties	Type		Beginning balance	Borrowings	Repayment	Others	Ending balance

			In millions of won
Korea Development Bank	Facility	￦	96,584	—	(12,387)	906	85,103
	Others		2,133	—	(375)	—	1,758
	Operating funds		62,433	478,394	(442,027)	21,200	120,000
	Syndicated Loan		12,455	—	(978)	(529)	10,948
	EBL and others		48,892	25,701	(3,398)	37,017	108,212

		￦	222,497	504,095	(459,165)	58,594	326,021

(7)	Guarantees provided to related parties as of December 31, 2023 are as follows:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
In millions of won and thousands of foreign currencies
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Performance guarantees and others	USD 40,738	SMBC Singapore and others
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD 1,223,355	Export-Import Bank of Korea and others
		Performance guarantees and others	USD 4,103,269
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees (*9)	USD 222,077	EFS Renewables Holdings, LLC, CA-CIB and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 106,873	EFS Renewables Holdings, LLC
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR 4,151	Hana Bank
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Performance guarantees	USD 50,000	ING Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Performance guarantees	USD 17,400	Shinhan Bank
Korea Electric Power Corporation	Horus Solar, S.A. de C.V.	Other performance guarantees	MXN 16,413	CENACE and others

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2023 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
In millions of won and thousands of foreign currencies
Korea Electric Power Corporation	Recursos Solares PV de Mexico II, S.A. de C.V.	Other performance guarantees	MXN 1,518	SEMARNAT
			USD 393	CFE Transmission
Korea Electric Power Corporation	Sunmex Renovables, S.A. de C.V.	Other performance guarantees	USD 9,078	CENACE
			MXN 3,666	SEMARNAT
Korea Electric Power Corporation	International Offshore Power Transmission Holding Company Limited	Performance guarantees	USD 52,500	Mizuho Bank
		Other performance guarantees	USD 7,000	Credit Agricole
Korea Electric Power Corporation	Pulau Indah Power Plant Sdn. Bhd.	Collateralized money invested (*10)	KRW 13,210	Malaysian Trustee Berhad
Korea Electric Power Corporation	KEPCO for Power Company	Debt guarantees	USD 60,000	Riyad bank
		Other performance guarantees	USD 70,000	SMBC Seoul and others
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 25,549	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Collateralized money invested	KRW 116,378	Krung Thai Bank
		Impounding bonus guarantees (*11)	USD 5,000	SK Eco Plant Co., Ltd.
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 11,200	National Bank of Kuwait
Korea Western Power Co., Ltd.	Daegu Photovoltaic Co., Ltd.	Collateralized money invested	KRW 2,804	Korea Development Bank
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*5)	KRW 50,682	Kookmin Bank and others
		Debt guarantees	KRW 20,300	Hanyang Securities
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW 5,168	Woori Bank
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 294	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 145,025	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW 3,122	Nonghyup Bank
Korea Western Power Co., Ltd.	Muan Solar Park Co., Ltd.	Collateralized money invested	KRW 6,830	IBK and others
Korea Western Power Co., Ltd.	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW 7,665	Hana Bank and others
Korea Western Power Co., Ltd.	Seoroseoro Sunny Power Plant Co., Ltd.	Collateralized money invested	KRW 941	Hana Bank and others
Korea Western Power Co., Ltd.	YuDang Solar Co., Ltd.	Collateralized money invested	KRW 570	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Hapcheon Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 10,348	Nonghyup Bank and others
Korea Western Power Co., Ltd.	Yeongwol Eco Wind Co., Ltd.	Collateralized money invested	KRW 4,024	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Gurae Resident Power Co., Ltd.	Collateralized money invested	KRW 569	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd	Gunsan Land Solar Co., Ltd.	Collateralized money invested	KRW 22,429	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd	Seobusambo highway photovoltaics Co., Ltd.	Collateralized money invested	KRW 3,580	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd	Eumseong Eco Park Co., Ltd.	Collateralized money invested	KRW 8,386	Kyobo Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd	PungBack Wind Farm Corporation	Collateralized money invested	KRW 7,940	Hanwha Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd	Wadi Noor Solar Power Company SAOC	Loan payment guarantee	USD 54,855	DBS Bank
Korea East-West Power Co., Ltd.	Busan Shinho Solar Power Co., Ltd.	Collateralized money invested	KRW 6,669	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 16,591	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 35,083	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW 90,800
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,743	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 259,084	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,443	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 23,380	KDB Capital Corporation and others

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2023 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
In millions of won and thousands of foreign currencies
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 22,191	IBK
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 19,426	Hana Bank and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Other guarantees	USD 3,150	PT. Adaro Indonesia
		Guarantees for supplemental funding (*1)	—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW 90,151	MUFG and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees (*14)	USD 14,400	Hana Bank
		Collateralized money invested	KRW 43,109	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	DE Energia SpA	Collateralized money invested	KRW 9,703	Mirae Asset Securities Co., Ltd. and others
		Collateralized loans	USD 5,728
		Payment guarantees (*7)	USD 959	Hana Bank
Korea East-West Power Co., Ltd.	Bitsolar Energy Co., Ltd.	Collateralized money invested	KRW 352	Mirae Asset Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Cheongju Eco Park Co., Ltd.	Collateralized money invested	KRW 9,072	Kyobo Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Busan Industrial Solar Power Co., Ltd.	Collateralized money invested	KRW 1,058	Shinhan Bank and others
Korea East-West Power Co., Ltd.	Yangyang Wind Power Co., Ltd.	Collateralized money invested	KRW 10,435	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)	Collateralized money invested	KRW 7,779	Hana Bank and others
Korea East-West Power Co., Ltd.	Goheung New Energy Co., Ltd.	Collateralized money invested	KRW 4,808	Woori Bank and others
Korea East-West Power Co., Ltd.	Seungmun Green Energy	Collateralized money invested	KRW 9,757	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Yanggu Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 760	Korea Development Bank
Korea East-West Power Co., Ltd.	Hoenggye Renewable Energy Co., Ltd.	Collateralized money invested Guarantees for supplemental funding (*1)	KRW 2,375 —	IBK
Korea Southern Power Co., Ltd.	KNH Solar Co., Ltd.	Collateralized money invested	KRW 3,194	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 26,834	Korea Development Bank and others
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 26,430	Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD 33,930	Hana Bank, MUFG
		Payment guarantees (*12)	USD 11,707	Hana Bank
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Performance guarantees	USD 1,800	Shinhan Bank
		Payment guarantees (*6)	USD 2,000	Hana Bank
		Collateralized money invested	KRW 16,426	Standard Chartered
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 12,228	Woori Bank, Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW 13,530	IBK
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*2)	—	SEM Investment Co., Ltd.
		Performance guarantees (*15)	—
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW 13,370	Kookmin Bank and others
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested (*8)	KRW 5,285	IBK and others
		Performance guarantees and guarantees for supplemental funding (*1)	KRW 30,000
Korea Southern Power Co., Ltd .	Omisan Wind Power Co., Ltd.	Collateralized money invested	KRW 10,229	Shinhan Bank
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Geumsungsan Wind Power Co., Ltd.	Collateralized money invested	KRW 5,515	Kookmin Bank
Korea Southern Power Co., Ltd.	HORANG ENERGY Inc.	Collateralized money invested	KRW 4,149	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Haman Green Energy Co., Ltd.	Collateralized money invested	KRW 2,981	Hana Bank and others
		Guarantees for supplemental funding (*1)	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2023 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
In millions of won and thousands of foreign currencies
Korea Southern Power Co., Ltd.	Jeongeup Green Power Co., Ltd.	Collateralized money invested	KRW 1,560	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
KOSPO Power Services Ltda.	Kelar S.A.	Payment guarantees	USD 1,316	Scotia bank
KOSPO Chile SpA	Kelar S.A.	Collateralized money invested	KRW 131,529	Export-Import Bank of Korea and others
KOSPO Chile SpA	Chester Solar I SpA	Collateralized money invested	KRW 1,238	IBK
KOSPO Chile SpA	Chester Solar IV SpA	Collateralized money invested	KRW 484	IBK
KOSPO Chile SpA	Chester Solar V SpA	Collateralized money invested	KRW 191	IBK
KOSPO Chile SpA	Diego de Almagro Solar SpA	Collateralized money invested	KRW 954	IBK
KOSPO Chile SpA	Laurel SpA	Collateralized money invested	KRW 613	IBK
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric Co., Ltd.	Collateralized money invested	KRW 133	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 118,172	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 3,355	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 5,473	PT. Bank KB Bukopin
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW 8	IBK
		Guarantees for supplemental funding (*1)	—	IBK and others
Korea Midland Power Co., Ltd.	Yaksu ESS Co., Ltd.	Collateralized money invested	KRW 285	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW 5,155	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW 2,822	IBK
Korea Midland Power Co., Ltd.	Goesan Solar park Co., Ltd.	Collateralized money invested	KRW 2,877	IBK
Korea Midland Power Co., Ltd .	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW 7,328	IBK and others
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Energyco Co., Ltd.	Collateralized money invested	KRW 2,140	Nonghyup Bank
		Payment guarantees	KRW 2,700	Shinhan bank
Korea Midland Power Co., Ltd.	Jeju Gimnyeong Wind Power Co., Ltd.	Collateralized money invested	KRW 246	Nonghyup Bank
Korea Midland Power Co., Ltd.	Dongbu Highway Solar Co., Ltd.	Collateralized money invested	KRW 380	Shinhan Bank
Korea Midland Power Co., Ltd.	Seobu Highway Solar Co., Ltd.	Collateralized money invested	KRW 406	Shinhan Bank
Korea Midland Power Co., Ltd.	Yeongyang Wind Power Corporation II	Collateralized money invested	KRW 10,100	Korea Development Bank and others
Korea Midland Power Co., Ltd.	Haeparang Energy Co., Ltd.	Collateralized money invested	KRW 2,104	Templeton hana asset management Co. Ltd.
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Saemangeum Sebit Power Plant Co., Ltd.	Collateralized money invested Guarantees for supplemental funding (*1)	KRW 27,762 —	IBK and others
Korea Midland Power Co., Ltd.	Yeomsubong Wind Power Co., Ltd.	Collateralized money invested	KRW 871	Korea Development Bank
		Guarantees for supplemental funding (*1)	—
Korea South-East Power Co., Ltd.	Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)	Collateralized money invested (*3)	—	IBK
		Guarantees for supplemental funding and others (*1,4)	KRW 76,800	NH investment & securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 14,383	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 14,739	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Expressway Solar-light Power Generation Co., Ltd.	Collateralized money invested (*1)	KRW 5,187	Woori Bank
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested	KRW 287,624	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW 254,929	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND Solar Co., Ltd.	Collateralized money invested	KRW 1,510	IBK
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW 7,947	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 2,214	IBK

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2023 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
In millions of won and thousands of foreign currencies
Korea South-East Power Co., Ltd.	Chungsongmeon BongSan wind power Co., Ltd.	Collateralized money invested	KRW 2,665	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Yeongam Solar Power Co., Ltd.	Collateralized money invested	KRW 9,637	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,022	Shinhan Bank and others
Korea South-East Power Co., Ltd.	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested	KRW 14,420	Woori Bank and others
Korea South-East Power Co., Ltd.	Nepal Water & Energy Development Company Private Limited	Collateralized money invested	USD 97,105	International Finance Corporation and others
		Business reserve payment guarantee	USD 33,333
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	—	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 3,260	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Go deok Clean Energy Co., Ltd.	Collateralized money invested	KRW 4,722	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW 3,755	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gwangyang Green Energy Co., Ltd.	Collateralized money invested	KRW 24,638	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gangneung Sacheon Fuel Cell Co., Ltd.	Collateralized money invested	KRW 7,869	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd	Chuncheon Green Energy Co., Ltd.	Collateralized money invested	KRW 8,901	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Hydro & Nuclear Power Co., Ltd.	Yangyang Suri Wind Power Co., Ltd.	Collateralized money invested	KRW 9,608	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Bigeum Resident Photovoltaic Power Co., Ltd.	Collateralized money invested	—	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Songsan Green Energy Co., Ltd.	Collateralized money invested	KRW 8,323	Hana Bank
Korea Hydro & Nuclear Power Co., Ltd.	Changwon Nu-ri Energy Co., Ltd.	Collateralized money invested	KRW 8,026	Hana Bank
Korea Hydro & Nuclear Power Co., Ltd.	KAS INVESTMENT I LLC	Payment guarantees (*13)	USD 9,770	WOORI AMERICA BANK
Korea Hydro & Nuclear Power Co., Ltd.	KAS INVESTMENT II LLC	Payment guarantees (*13)	USD 9,730	WOORI AMERICA BANK

(*1)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.

(*2)
Samcheok Eco Materials Co., Ltd., an associate of the Company has issued the hybrid bonds. If the bonds are not repaid by December 8, 2026, the parent company and shareholders except the parent company must purchase the bonds from the acquirer. As of December 31, 2023, derivative liabilities of W18,753 million
were recognized in relation to this obligation.

(*3)
The Company recognized an impairment loss on all of the equity securities of Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.) before the prior year, and the acquisition cost of the securities provided as collateral is ￦47,067 million.

(*4)
Pursuant to the guarantee agreement, the Company recognized other provisions of ￦8,418 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*5)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Company were pledged as collateral.

(*6)	The Company provided a payment guarantee to Jordan Tafila wind power project for opening L/C for Debt Service Reserve Account (DSRA).

(*7)	This includes a guarantee related to L/C for debt repayment allowance provided to DE Energia SpA, a joint venture of the Company.

(*8)
The Company recognized an impairment loss on all of the equity securities of Naepo Green Energy Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ￦29,200 million.

(*9)	The credit limits of guarantees to RE Holiday Holdings LLC include the credit limits of guarantees to their subsidiaries.

(*10)
The Company, together with other shareholders, has provided a guarantee for the project financing of Pulau Indah Power Plant Sdn. Bhd., by establishing the right of pledge on the shares of Pulau Indah Power Plant Sdn. Bhd.

(*11)
Xe-Pian Xe-Namnoy Power Co., Ltd., an associate of the Company, has entered a contract to pay an incentive type of impounding bonus to SK Eco Plant Co., Ltd. when the Xe-Pian Xe-Na-mnoy Dam is completed. If Xe-Pian Xe-Namnoy Power Co., Ltd. fails to pay SK Eco Plant Co., Ltd., the Company guarantees the payment, and the amount is USD 5,000 thousand
.

(*12)	The Company provided a payment guarantee to Chile Kelar project for opening L/C for Debt Service Reserve Account (DSRA), and others.

(*13)	The credit limits of guarantees to KAS INVESTMENT I LLC, KAS INVESTMENT II LLC include the credit limits of guarantees to their subsidiaries.

(*14)
This is an L/C opening guarantee for the performance of each contract in relation to the power sales contract and gas supply contract of South Jamaica Power Company Limited, a joint venture of the Company.

(*15)
The Company has entered into an agreement to settle and pay the estimated loss amount in case damages occur in relation to the fulfillment of the mandatory supply volume according to the mandatory supply agreement for coal ash.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

47.	Related Parties, Continued

(8)	Guarantees received from related parties as of December 31, 2023 are as follows :

Primary Guarantor	Type of guarantees		Credit limit
KAPES, Inc.	Defect guarantees	￦	17,558
	Performance guarantees		6,229
	Advance payment guarantee		135,598

(9)	Derivatives transactions with related parties as of December 31, 2023 are as follows:

(i)	Currency Swap

Counterparty	Contract year		Contract amounts		Contract interest rate per annum			Contract exchange rate (in won)
			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Korea Development Bank	2019~2024	￦	177,600	USD 150,000	1.24%	2.50%	￦	1,184.00
	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
	2022~2026		283,820	USD 200,000	4.67%	5.38%		1,419.10
	2022~2028		283,820	USD 200,000	5.12%	5.50%		1,419.10
	2023~2026		256,000	USD 200,000	4.04%	5.38%		1,280.00
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80
	2022~2025		252,360	USD 200,000	2.83%	3.60%		1,261.80
	2023~2028		129,500	USD 100,000	3.85%	4.88%		1,295.00

(ii)	Currency forward
In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract date	Maturity date		Contract amounts			Contract exchange rate (in won)
				Pay	Receive
Korea Development Bank	2023.12.20	2024.01.15	￦	10,383	USD 8,000	￦	1,297.90
	2023.12.01	2024.01.15		14,303	USD 11,000		1,300.30
	2023.12.15	2024.02.14		11,617	USD 9,000		1,290.80

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

47.	Related Parties, Continued

(10)
The Company considers all standing directors of the Board who serve as executive officers responsible for planning, operations and/or control of business activities, as key management personnel, except a standing director who is a member of the Audit Committee. The Company recorded salaries and other compensations related to the key management personnel as follows:

Type		2021	2022	2023
		In millions of won
Salaries	￦	1,272	1,026	866
Retirement benefits		21	58	33

	￦	1,293	1,084	899

48.	Statement of Cash Flows

(1)	Significant non-cash transactions for the years ended December 31, 2021, 2022 and 2023 are as follows:

Transactions		2021	2022	2023
		In millions of won
Transfer from construction-in-progress to other assets	￦	12,902,589	13,723,972	10,090,726
Recognition of asset retirement cost and related provision for decommissioning costs		2,356,805	3,497,866	(292,120)
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		455,401	417,687	379,011
Transfer from long-term borrowings and debt securities to current portion of long-term borrowings and debt securities		11,109,271	13,838,578	30,454,012
Transfer from inventory to stored nuclear fuel		908,842	738,720	827,279
Transfer of right-of-use assets due to change in accounting policy and others		78,213	197,016	261,862

(2)	Changes in liabilities incurred from financing activities for the years ended December 31, 2022 and 2023 are as follows:

		2022
				Non-cash changes
		Beginning balance	Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
		In millions of won
Borrowings and debt securities	￦	80,529,513	39,193,815	—	882,037	120,605,365
Lease liabilities		4,410,503	(562,647)	109,019	206,268	4,163,143

	￦	84,940,016	38,631,168	109,019	1,088,305	124,768,508

		2023
				Non-cash changes
		Beginning balance	Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
		In millions of won
Borrowings and debt securities	￦	120,605,365	12,692,924	—	333,541	133,631,830
Lease liabilities		4,163,143	(574,239)	253,495	(34,519)	3,807,880

	￦	124,768,508	12,118,685	253,495	299,022	137,439,710

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements,
Continued
December 31, 2022 and 2023

49.	Commitments for Expenditure

(1)	The commitments related to acquisition of property, plant and equipment as of December 31, 2022 and 2023 are as follows:

		2022		2023
Contracts		Commitment amounts	Remaining liability balances	Commitment amounts	Remaining liability balances
		In millions of won
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	￦	57,203	12,595	57,226	417
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shin-Tangjung)		50,151	37,638	51,796	20,661
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		37,168	16,788	37,168	15,109
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	140	37,744	140
Purchase of cable (PVC, 1C, 2500SQ) 100,548M and others (Kyungin Construction)		58,269	3,883	58,271	746
Purchase of GIS (362kV, 6300A, 63kA) 25CB – Migeum S/S		33,841	25,641	35,136	20,370
Purchase of cable (PVC, 1C, 2000SQ) 5,862M and others (Baekun-Gwangyanghang)		35,949	3,232	35,016	703
Concrete pole (10M, general purpose, 350KGF) 126,948 ea and five other equipments (unit price contract)		202,795	95,428	—	—
Purchase of GIS (362KV, 6300A, 63KA) Type 19 – Shinyangsan S/S		31,834	17,334	32,460	5,635
Purchase of cable (PVC, 1C, 2500SQ) 57,868M and others (Goduk-Seoansung)		40,937	3,748	40,937	654
Purchase of cable (PVC, 1C, 2000SQ) 87,732M and others (Eulwangboonki)		36,155	10,274	36,446	1,015
Purchase of GIS(362KV,6300A,63KA) Type 18 – Wolsung S/Y		32,090	32,090	32,090	26,742
Purchase of cable (FR CNCO-W,1C,325SQ) 672,300M (unit price contract)		31,387	19,213	—	—
Purchase of cable (TR CNCE-W,1C,325SQ) 1,342,000M (unit price contract)		75,620	40,497	—	—
Purchase of cable (TR CNCE-W,1C,600SQ) 377,000M (unit price contract)		31,851	17,478	—	—
Purchase of cable (TR CNCE-W/AL,1C,400SQ) 2,175,300M (unit price contract)		53,064	29,436	—	—
System stabilization ESS equipment (Bubuk S/S) Type 1		222,300	222,300	222,300	145,014
System stabilization ESS equipment (Shinnamwon S/S) Type 1		211,500	211,500	211,500	130,169
System stabilization ESS equipment (Yeongcheon S/S) Type 1		73,104	73,104	73,104	18,604
Concrete pole (10M, general purpose, 500KGF) 111,000 ea and four other equipments		—	—	67,996	39,971
Advanced EType low voltage electronic watt-hour meter 1,311,552 ea		—	—	36,103	—
System stabilization ESS equipment (Yesan S/S) Type 1		—	—	56,403	12,095
System stabilization ESS equipment (Hamyang S/S) Type 1		—	—	35,609	12,870
Construction of Saeul Units (#3,4)		9,800,424	2,455,673	9,800,424	1,113,349
Construction of Shin-Hanul Units (#1,2)(*)		10,327,372	97,889	10,592,760	—
Construction of Shin-Hanul Units (#3,4)		11,007,232	10,858,828	11,680,361	10,935,737
Other 30 contracts		853,941	425,149	1,631,574	1,133,467
Purchase of main machine for Jeju LNG combined		166,287	10,898	166,287	—
Purchase of equipments for the construction project of Boryeong indoor coal storage yard		318,197	287,965	334,932	279,920
Purchase of main machine for Boryeong New Complex Unit 1		—	—	281,600	228,053
Boryeong New Complex Unit 1 Construction Project		—	—	186,358	186,358
Service of designing Taean Units (#9,10)		112,909	12,468	112,909	12,468
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant		126,302	32,748	123,495	15,603
Purchase of steam turbine, HRSG and POWER BLOCK of Gimpo combined heat & power plant		221,997	38,714	220,864	214
Construction of Gimpo combined heat & power plant		181,798	56,558	211,372	13,960
Purchase of gas turbines, steam turbines, and accessories for Gumi natural gas power plant		197,983	197,983	197,983	193,578
Purchase of heat recovery boiler and accessories for Gumi natural gas power plant		—	—	65,918	45,299

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

49.	Commitments for Expenditure, Continued

(1)	The commitments related to acquisition of property, plant and equipment as of December 31, 2022 and 2023 are as follows, continued:

		2022		2023
Contracts		Commitment amounts	Remaining liability balances	Commitment amounts	Remaining liability balances
		In millions of won
Construction of Gumi natural gas power plant	￦	204,094	204,094	210,393	173,350
Installation of natural gas supply facility at Gumi natural gas power plant		70,620	70,620	70,620	61,799
Purchase of coal handling machine for construction of Samcheok Units (#1,2)		299,048	6,687	312,150	5,682
Purchase of main equipment for Namjeju		140,144	3	140,144	3
Purchase of main equipment for Shin-Sejong combined thermal power plant		234,392	32,621	234,392	8,342
Purchase of Hadong thermal power indoor carboniferous plant		162,814	62,299	167,259	48,495
Purchase of phase 2 power generation facility for Yeongwol fuel cells		86,100	30,527	86,350	219
Purchase of fuel cell power generation facilities for the fifth stage of Shinincheon headquarters		81,960	81,960	81,960	18,290

(*)
As of December 31, 2023, the commitment amounts include the Shin-Hanul Unit #1, construction of which has completed during the year ended December 31, 2022. In addition, as of December 31, 2023, Shin-hanul Unit #2 is in commissioning.

(2)	As of December 31, 2023, details of contracts for inventory purchase commitment are as follows:
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

Type	Periods	Contracted quantity
Concentrate	2023 ~ 2033	21,400 Ton U3O8
Conversion	2023 ~ 2030	16,300 Ton U
Enrichment	2023 ~ 2032	18,893 Ton SWU
In addition, the contracted quantity of the molded uranium between Korea Hydro & Nuclear Power Co., Ltd. and KEPCO Nuclear Fuel Co., Ltd., which are subsidiaries of the Company, is 1,285 Ton U (contract periods : 2014 ~ 202
6
).

50.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of December 31, 2022 and 2023 are as follows:

	2022			2023
	Number of cases	Claim amount		Number of cases	Claim amount
	In millions of won
As the defendant	653	￦	981,878	666	￦	805,227
As the plaintiff	238		599,809	268		571,593
As of December 31, 2023, there are 3 ongoing litigations and 1 arbitration case between consolidated entities.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

50.	Contingencies and Commitments, Continued

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of December 31, 2022 and 2023 are as follows, continued:

1)	The Company is the defendant against a number of claims. The following is ongoing claim pertaining to the Company which can potentially be significant:
There are multiple ongoing claims against the Company related to ordinary wages, requesting payment of unpaid wages. The Company believes that the possibility of the outflow of economic benefits is probable on the ongoing and the expected lawsuits. Accordingly, the Company recognized ￦39,229 million as litigation provisions in relation to the lawsuit as of December 31, 2023.

2)
In addition to the abovementioned significant ongoing claims, there are 15 arbitration cases pertaining to the Company as of December 31, 2023 and the significant arbitration cases for the year ended December 31, 2023 are as follows:

i)
During the year ended December 31, 2022, the Company filed an arbitration application with Westinghouse Electric Company LLC to Korean Commercial Arbitration Board, requesting to confirm whether the Company is subject to nuclear power plant export control procedures or not. As of the December 31, 2023, the Company has
not
recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

ii)
During the year ended December 31, 2023, the Company filed an arbitration application to Korean Commercial Arbitration Board in relation to the insufficient operation performance of Sinseongnam Substation (345kV) STATCOM (reactive power compensation system for voltage stabilization in metropolitan area), but cannot reasonably estimate whether the inflow of economic benefits is probable as a result of the arbitration.

iii)
During the year ended December 31, 2023, Hitachi Energy Sweden filed an arbitration against the Company regarding the request for additional payment due to the increase in capacity of some facilities and the withdrawal of liquidated damage in relation to Shin
Young-ju
and Shin Jecheon substation TCSC construction projects. The Company has not
recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

iv)
During the year ended December 31, 2023, the Company filed a commercial arbitration to request payment of expenses such as monitoring vessel operating expenses for Jindo-Jeju high-voltage direct current (HVDC) connection project contract, but has not
recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2023 are as follows:

1)
The Company has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of December 31, 2023.

2)
The Company has outstanding borrowings with a limit of USD 264,800 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Company has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. In relation to this financial agreement, the Company is providing its entire shares in Mira Power Limited and business-related PP&E as collateral to the lenders.

3)
The Company has provided USD 6,085 thousand, equivalent to the shareholdings of PTBS Energy and PT Nusantara Hydro Alam, for third-party joint guarantee to Export-Import Bank of Korea, BNP Paribas and ING Bank, to guarantee the payment of debt related to hydroelectric power business of Tanggamus, Indonesia.

4)	The Company has provided USD 5,473 thousand for a debt guarantee to PT. Bank KB Bukopin, to guarantee the payment of debt in relation to hydroelectric power business of Wampu, Indonesia.

5)
The Company has provided RBC Community Investments Impact Renewables
HoldCo-1,
LLC a performance guarantee regarding weatherization in relation with tax investors up to USD 3,000 thousand for the of the power plant construction for Concho Valley solar power project in the United States.

6)
The Company has provided EUR 12,053 thousand for a performance guarantee to Microsoft through Kookmin Bank, to guarantee the implementation of the power plant construction for Guba Buget wind power project in Sweden.

7)	The Company has provided Axia Power Holdings B.V. and others a performance guarantee up to USD 54,000 thousand for the implementation of Cirebon thermal power generation project in Indonesia.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

50.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2023 are as follows, continued:

8)	The Company has provided USD 54,000 thousand for a performance guarantee to PT. Cirebon Electric Power, to guarantee the Cirebon coal-fired power plant operation and maintenance project in Indonesia.

9)
The Company has provided USD
3,355
thousand for the guarantee of debt repayment reserves of PT. Cirebon Electric Power’s Indonesia Cirebon power plant project to Mizuho Bank, Ltd. through Nonghyup Bank.

10)	The Company has provided PT Perusahaan Listrik Negara a performance guarantee up to IDR 35,588,165 thousand for the implementation of Tanjung Jati power plant operation project in Indonesia.

11)
The Company has provided USD 30,000 thousand for a performance guarantee to Morgan Stanley Capital Group Inc., to guarantee the electricity purchase contract in relation to photovoltaic power generation project in USA.

12)	The Company has provided Morgan Stanley Renewables Inc. a guarantee up to USD 70,000 thousand for the fulfillment of subscription obligation regarding photovoltaic power generation project in USA.

13)	The Company has provided Kookmin Bank a debt guarantee up to USD 40,000 thousand to guarantee Equity Bridge Loan for Concho Valley solar business in the United States.

14)	The Company has provided Van Phong Power Company, Ltd. a performance guarantee up to USD 5,000 thousand for the operation maintenance project in Van Phong, Vietnam.

15)
The Company has provided RBC Community Investments Impact Renewables HoldCo-1, LLC a guarantee for up to USD 62,800 thousand for the fulfillment of subscription obligation regarding Concho Valley solar power project in the United States.

16)	The Company has provided PT Perusahaan Listrik Negara a performance guarantee up to USD 2,280 thousand for the operation maintenance project in Indonesia siborpa.

17)
As of December 31, 2023, Gunsan Land Solar Co., Ltd., a joint venture of the Company, has built and is operating a 99 MW photovoltaic power generation facility in the public water reclamation area in Osikdo-dong, Gunsan-si, Jeollabuk-do. The Company is obligated to ensure that Gunsan Land Solar Co., Ltd. can finance up to 80% of the total project cost with investments from citizen and provide a 7% return on the citizen who invested after the construction period is over according to the Shareholders’ agreement. In addition, when the investment from citizen fails to reach the target percentage of 80% and additional debts are collected for fulfill the target percentage, the Company is obligated to provide Gunsan-si the amount of 7% return on uncollected citizen investments estimated to be collected less the amount of additional debts collected instead.

18)	The Company has provided joint guarantee for ￦1,641 million guarantee insurance contracted by Haetbyeotgil Sunlight Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes
to
the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

50.	Contingencies and Commitments, Continued

(3)	Lines of credit provided by financial institutions as of December 31, 2023 are as follows:

Commitments	Financial institutions	Currency	Credit limit	Used amount

	In millions of won and thousands of foreign currencies
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	2,260,500	3,096
Limit amount available for CP	Hana Bank and others	KRW	5,650,000	5,650,000
General Loan, etc.	Hana Bank and others	KRW	4,400,000	4,350,000
Limit amount available for card	Hana Bank and others	KRW	47,424	1,919
Loan limit	Korea Development Bank and others	KRW	2,708,395	1,969,529
	DBS Bank and others	USD	1,782,000	USD 40,000
				KRW 200,000
Certification of payment on payables from foreign country Certification of payment on L/C	Nonghyup Bank	USD	8,700	5,270
	Shinhan Bank and others	USD	1,160,452	178,558
	Kookmin Bank and others	EUR	42,688	42,688
	Shinhan Bank	JPY	481,785	481,785
Certification of Performance guarantee on contract	Hana Bank and others	KRW	145,855	125,289
	First Abu Dhabi Bank and others	USD	921,138	788,313
	Korea Development Bank and others	JPY	620,000	620,000
	Hana Bank	EUR	12,106	12,106
	Hana Bank	INR	44,872	44,872
	Hana Bank	OMR	6,250	6,250
	Hana Bank	SAR	4,151	4,151
Certification of bidding	Hana Bank	USD	5,200	—
	Export-Import Bank of Korea	EUR	10,000	10,000
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance Hana Bank and others	KRW USD	57,670 813,839	57,670 763,596
	Saudi National Bank	SAR	21,000	21,000
	Hana Bank and others	MXN	21,597	20,027
Others (*)	Nonghyup Bank and others	KRW	337,126	KRW 19,943
				USD 20,832
				EUR 282
	Nonghyup Bank and others	USD	316,327	USD 60,073
				EUR 48,825
	StandardChartered	AED	50	50
Secured loan of credit sales	Nonghyup Bank and others	KRW	271,000	—
Inclusive credit	Hana Bank	KRW	8,000	4,920
	Hana Bank and others	USD	135,000	USD 15,141
				INR 345,206
Equity Bridge Loan Guarantee	Export-Import Bank of Korea and others	USD	1,764,555	1,372,546
Trade finance	DBS Bank and others	USD	870,000	—

(*)
As of December 31, 2023, the Company has entered into a credit extension agreement for derivatives transactions with Nonghyup Bank, Hana Bank, and Woori Bank as ancillary to currency swap transactions.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

50.	Contingencies and Commitments, Continued

(4)	As of December 31, 2023, blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

Obligor	Creditor	Assets provided as security	Currency	Amount	Description

	In millions of won and thousands of foreign currencies
Mira Power Limited	International Finance Corporation and others	Property, plant and equipment and others	USD	264,800	Collateral for borrowings(*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	171,600	Collateral for borrowings(*2)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	327,080	Collateral for borrowings(*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Property, plant and equipment and others	KRW	110,500	Collateral for borrowings(*2)
Jeongam Wind Power Co., Ltd.	KDB Capital Corporation and others	Cash and cash equivalents and others	KRW	230,259	Collateral for borrowings(*2)
Gyeongju Wind Power Co., Ltd.	Shinhan Bank and others	Property, plant and equipment and others	KRW	68,400	Collateral for borrowings(*2)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Property, plant and equipment and others	KRW	293,400	Collateral for borrowings(*2)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	136,623	Collateral for borrowings(*1)
KST Electric Power Company, S.A.P.I. de C.V.	Export-Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	401,277	Collateral for debt securities(*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	276,960	Collateral for borrowings(*2)
K-SOLAR SHINAN Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	329,736	Collateral for borrowings(*2)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	744,120	Collateral for borrowings(*2)
Jeju Hanlim Offshore Wind Co., Ltd.	Kookmin Bank and others	Property, plant and equipment and others	KRW	1,800	Collateral for borrowings(*2)
Western Power Changgi Solar Co., Ltd.	Samsung Life Insurance and others	Property, plant and equipment and others	KRW	58,500	Collateral for borrowings(*2)
J Wind First, LLC	Woori Bank	Trade receivable and others	KRW	55,000	Collateral for borrowings (*2)
Chitose Solar Power Plant LLC	Korea Development Bank	Property, plant and equipment and others	USD	134,289	Collateral for borrowings(*1)
Mangilao Intermediate Holdings LLC	Mizuho Bank	Trade receivable and others	USD	93,392	Collateral for borrowings(*1)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

50.	Contingencies and Commitments, Continued

(4)	As of December 31, 2023, blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows, continued:

(*1)	This is based on the amount of loan commitment limit.

(*2)	As of December 31, 2023, the Company has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.
The Company has ￦1,197 million of project loans from the Korea Energy Agency as of December 31, 2023. The Company has provided a promissory note as a repayment guarantee.

(5)
The Company temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ￦62,871 million as of September December 31, 2023, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ￦1,494 million and depreciation on the idle assets of ￦3,683 million are recorded in other expenses for the year ended December 31, 2023. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Company is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of December 31, 2023.

(6)
As the government of the Republic of Korea announced the suspension of operation in Gaeseong Industrial District, it is uncertain if the Company can exercise the property rights for the Company’s facility in Gaeseong Industrial District as of December 31, 2023. The book value of facility is ￦12,123 million and trade receivables related to the companies residing in Gaeseong Industrial District have been fully written-off.
As of December 31, 2023, the Company cannot make reasonable estimation on whether assets will be recovered or utilized in regular way related thereto.

(7)	As of December 31, 2023, the Company owns land at 6171-1 Nuri-ri, Yeongi-myeon, Sejong Special Self-Governing City as PP&E with limited ownership, and its book value is ￦ 64,371 million.

(8)
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

(9)
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

51.	Subsequent Events

(1)
Subsequent to December 31, 2023, KEPCO and KEPCO Nuclear Fuel Co., Ltd., a subsidiary of the
Company
, borrowed long-term borrowings for the purposes of operation and details related thereto are as follows:

Company	Type	Interest Type	Interest rate (%)	Borrowing date	Maturity	Amount
	In millions of won
Korea Electric Power Corporation	Long-term borrowing (Mid- to long-term CP) (*)	Floating	3M CD+0.49	2024.02.21	2029.02.21	￦	200,000
	Long-term borrowing (Mid- to long-term CP) (*)	Floating	3M CD+0.50	2024.02.28	2029.02.28		200,000
	Long-term borrowing (Mid- to long-term CP) (*)	Floating	3M CD+0.34	2024.04.05	2027.04.05		250,000
	Long-term borrowing (Mid- to long-term CP) (*)	Floating	3M CD+0.48	2024.04.11	2027.04.09		250,000
KEPCO Nuclear Fuel Co., Ltd.	Long-term borrowings	Floating	3M Bank debenture rate+0.66	2024.01.04	2026.12.28		10,000
(*)	The maturity of mid- to long-term CPs corresponds to contract period of commercial paper repurchase agreements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2022 and 2023

51.	Subsequent Events, Continued

(2)
Subsequent to December 31, 2023, KEPCO and its subsidiaries Korea Hydro & Nuclear Power Co., Ltd., Korea Western Power Co., Ltd. and Korea Southern Power Co., Ltd. issued bonds denominated in Korean won and foreign currency for debt repayment and facility funding and details related thereto are as follows:

In millions of won and thousands of USD
Company	Type	Issue date	Maturity	Interest rate (%)		Amount
Korea Electric Power Corporation	FY24 Global 15th	2024.01.31	2027.01.31	4.88	USD	1,200,000
Korea Hydro & Nuclear Power Co., Ltd.	#77-1 Corporate bond	2024.03.05	2029.03.05	5yr KTB rate+0.35	￦	150,000
	#77-2 Corporate bond	2024.03.05	2034.03.05	10yr KTB rate+0.41		100,000
	#77-3 Corporate bond	2024.03.05	2044.03.05	20yr KTB rate+0.40		60,000
	#78-1 Corporate bond	2024.03.25	2029.03.25	3.62		100,000
	#78-2 Corporate bond	2024.03.25	2034.03.25	3.74		90,000
	#78-3 Corporate bond	2024.03.25	2044.03.25	3.72		100,000
Korea Western Power Co., Ltd.	#60-1 Corporate bond	2024.01.16	2026.01.16	3.67		150,000
	#60-2 Corporate bond	2024.01.16	2029.01.16	3.73		50,000
	#60-3 Corporate bond	2024.01.16	2044.01.16	3.74		20,000
	#61-1 Corporate bond	2024.01.25	2025.01.24	3.54		100,000
	#61-2 Corporate bond	2024.01.25	2027.01.25	3.73		40,000
	#61-3 Corporate bond	2024.01.25	2044.01.25	3.82		10,000
Korea Southern Power Co., Ltd.	#72-1 Corporate bond	2024.01.11	2027.01.11	3.70		70,000
	#72-2 Corporate bond	2024.01.11	2029.01.11	3.79		30,000
Korea East-West Power Co., Ltd.	#47-1 Corporate bond	2024.04.08	2027.04.08	3.62		30,000
	#47-2 Corporate bond	2024.04.08	2029.04.06	3.67		50,000

(3)
KEPCO KDN Co., Ltd., a subsidiary of the Company, sold all of its shares in the associate YTN Co., Ltd. (
21.43
%) on February 15, 2024 at the price of ￦
221,490
 million after the Korea Communications Commission approved to sell the shares.

(4)	On February 23, 2024, the board of directors of KEPCO decided to contribute ￦ 76,600 million for the construction of the campus of Korea Institute of Energy Technology.

F-230