Form 20-F
period 2024-12-31
KOREA ELECTRIC POWER CORP
filed 2025-04-28
CIK 887225

As filed with the Securities and Exchange Commission on April
28,
2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

Taeseop Eom, +
82 61 354 4211
, taeseop.eom@kepco.co.kr, +82 61 345 4299
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

CURRENCY TRANSLATIONS AND EXCHANGE RATES

In this annual report, unless otherwise indicated, all references to “Won,” “KRW” or “~~W~~” are to the currency of Korea, all references to “U.S. dollars,” “Dollars,” “USD”, “$” or “US$” are to the currency of the United States of America; all references to “Euro”, “€” or “EUR” are references to the currency of the European

Union; all references to “Yen”, “¥” or “JPY” are references to the currency of Japan; all references to “A$” or “AUD” are to the currency of Australia; all references to “HK$” or “HKD” are to the currency of Hong Kong; all references to “Fr.” or “CHF” are to the currency of Switzerland; all references to “kr” or “SEK” are to the currency of Sweden. Unless otherwise indicated, all translations from Won to U.S. dollars were made at Won 1,477.9 to US$1.00, which was the Noon Buying Rate of the Federal Reserve Board (the “Noon Buying Rate”) in effect as of December 31, 2024, which rates are available on the H.10 statistical release of the Federal Reserve Board. On April 11, 2025, the Noon Buying Rate was Won 1,418.8 to US$1.00. The exchange rate between the U.S. dollar and Korean Won may be highly volatile from time to time, and no representation is made that the Won or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2020	1,086.1	1,180.6	1,267.3	1,081.9
2021	1,188.6	1,144.9	1,198.7	1,081.6
2022	1,260.2	1,291.8	1,440.5	1,187.0
2023	1,291.0	1,306.8	1,362.9	1,220.3
2024	1,477.9	1,363.4	1,477.9	1,300.5
October	1,377.6	1,362.4	1,389.2	1,321.5
November	1,397.0	1,395.0	1,408.3	1,375.2
December	1,477.9	1,440.0	1,477.9	1,406.1
2025 (through April 11)	1,418.8	1,452.9	1,478.0	1,418.8
January	1,453.9	1,452.2	1,473.4	1,429.2
February	1,459.0	1,444.8	1,461.2	1,429.8
March	1,474.4	1,458.3	1,474.4	1,444.7
April (through April 11)	1,418.8	1,459.1	1,478.0	1,418.8

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

Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be seriously harmed. Such risks fall primarily under the categories below:

Risks relating to KEPCO primarily include:

•	increases in fuel prices that may not be passed on to customers;

•	Government policies that may affect the industry or our operations;

•	capacity expansion plans based on projections of long-term supply and demand of electricity proving to be inadequate against actual supply and demand;

•	being subject to various environmental legislations, regulations and Government initiatives;

•	incurrence of additional indebtedness;

•	fluctuation in the value of the Won against other currencies;

•	risks associated with new business strategies and overseas expansion opportunities;

•	an increase in electricity generated by and/or sourced from independent power producers eroding our market position;

•	labor unrest and increases in labor cost;

•	risks associated with the operation of nuclear power generation facilities;

•	difficulties in the construction and operation of our facilities due to opposition from civic groups and uncertainties in maintaining permits and licenses;

•	risk management policies and procedures failing to be effective, including but not limited to failing to prevent losses in our debt and foreign currency positions;

•	limited amount and scope of insurance coverage;

•	inability to raise share capital without the Government’s participation;

•	claims by current or previous employees for unpaid wages;

•	attacks on physical security and cybersecurity; and

•	Russia-related dealings.

Risks relating to Korea and Global Economy primarily include:

•	unfavorable financial and economic conditions in Korea;

•	tensions with North Korea;

•	being subject to Korean corporate governance and disclosure standards; and

•	risks associated with enforcing a foreign judgment against us.

Risks relating to Our American Depositary Shares (ADSs) primarily include:

•	restrictions on withdrawal and deposit of common shares under the depositary facility;

•	ownership of our shares being restricted under Korean law;

•	no preemptive rights in certain circumstances;

•	being affected by the volatility of the Korean securities market;

•	dividend payments being affected by fluctuations in the exchange rate; and

•	restriction on the depositary bank from converting and remitting dividends under emergency circumstances.

Risks Relating to KEPCO

Increases in fuel prices may adversely affect our results of operations and profitability as we may not be able to pass on the increased cost to customers at a sufficient level or at all or on a timely basis.

In 2024, fuel costs constituted 27.5% of our cost of sales, and the ratio of fuel costs to our sales was 24.3%. Our generation subsidiaries purchase substantially all of the fuel that they use (except for anthracite coal) from suppliers outside Korea at prices determined in part by prevailing market prices in currencies other than Won. For example, most of the bituminous coal requirements (which accounted for approximately 35.4% of our fuel requirements in 2024 in terms of electricity output) are imported principally from Australia, Indonesia, Russia and, to a lesser extent, South Africa and others, which accounted for approximately 18.3%, 29.8%, 12.6%, 10.3% and 29.1%, respectively, of the annual bituminous coal requirements of our generation subsidiaries in 2024. Approximately 97.2% of the bituminous coal requirements of our generation subsidiaries in 2024 were purchased under long-term contracts and the remaining 2.8% from the spot market. Pursuant to the terms of our long-term supply contracts, prices are adjusted periodically based on prevailing market conditions. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited duration. See Item 4.B. “Business Overview—Fuel Sources and Requirements.”

The prices of our main fuel types, namely, bituminous coal, oil and liquefied natural gas (LNG), fluctuate, sometimes significantly, in tandem with their international market prices. For example, the average weekly spot price of “free on board” Newcastle coal 5500 NAR (Net As Received) published on Korea Mineral Resource Information Service by Korea Mine Rehabilitation and Mineral Resources Corporation decreased from US$106.38 per ton in 2023 to US$90.79 per ton in 2024 and decreased to US$ 70.50 per ton as of March 31, 2025. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil decreased from US$81.93 per barrel in 2023 to US$79.67 per barrel in 2024 and decreased to US$73.38 per barrel as of April 3,

2025. Furthermore, because the prices of LNG are dependent on the price of crude oil, an increase in such fuel prices can result in an increase in the prices of LNG, which, in turn, affects the cost of purchasing electricity from independent power producers. No assurance can be given that fuel prices will remain stable or will not significantly increase in the remainder of 2025 or thereafter. In addition, following the International Maritime Organization’s regulation referred to as IMO 2020 that regulates sulfur content of ships’ fuel oil, IMO 2023 was mandated from January 1, 2023. IMO 2023 regulates energy efficiency and carbon emissions of ships by setting specific indices that all ships are required to comply with such as energy efficiency and carbon emissions. Although we have seen mixed reactions in the market, there is a likelihood that installation of energy saving devices or modification of ships to improve their carbon emissions level may increase as the regulation strengthens. Such trends may significantly increase the operating cost of the shipping lines and the increased costs are expected to be passed onto customers like us via higher freight rates. If fuel prices increase substantially in the future within a short span of time, our generation subsidiaries may not be able to secure adequate fuel at commercially viable prices. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers may cause our generation subsidiaries to purchase fuel on the spot market at prices higher than the prices available under existing supply contracts, which would result in an increase in fuel costs.

As of January 1, 2021, we implemented a new cost pass-through tariff system to strengthen the link between our incurred costs and the tariffs charged to customers. This system also enhances transparency by separately billing fuel costs and climate/environment related costs. Previously, the electricity tariff consisted of two main components: (i) the base charge (the “Base Charge”) and (ii) the usage charge (the “Usage Charge”) based on the amount of electricity consumed by end-users. Under the new tariff system, there are new components to the tariff called the fuel cost adjusted charge (the “Fuel Cost Adjusted Charge”) and the climate/environment related charge (the “Climate/Environment Related Charge”). In principle, the Fuel Cost Adjusted Charge is calculated on a quarterly basis, and the formula for calculating the amount of the Fuel Cost Adjusted Charge is multiplying (i) the unit price of the Fuel Cost Adjusted Charge (the “Unit Price of the Fuel Cost Adjusted Charge”), which is the difference between a base fuel cost (the “Base Fuel Cost”) and an actual fuel cost (the “Actual Fuel Cost”) and (ii) the amount of electricity consumed. The Base Fuel Cost is the past twelve-month average fuel price of bituminous coal, LNG and Bunker C oil as posted by the Korea Customs Service. The twelve-month average fuel price is measured by taking the average of monthly fuel prices from twelve months in between thirteen and one month prior to the time a new Base Fuel Cost becomes effective. To illustrate, the Base Fuel Cost effective from January 2023 is the average of the fuel prices from December 2021 to November 2022. The Base Fuel Cost can be adjusted upon the revision of the electricity tariff as a whole as described in the penultimate paragraph of this risk factor. On the other hand, the Actual Fuel Cost is the past three-month average fuel price of the same fuels we use to measure the Base Fuel Cost. The past three-month average fuel price is measured by taking the average of monthly fuel prices from three months in between four and one month prior to the time the Fuel Cost Adjusted Charge is updated. To illustrate, for the first quarter of 2025, we used the fuel costs for September, October and November 2024 to calculate the three-month average fuel price.

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

However, our ability to pass on fuel and other cost increases to our customers may be limited due to Government regulations on the rates charged for the electricity we supply to our customers. In addition to the built-in limits described in the preceding paragraph, the new tariff system gives discretion to the Government to not wholly or partially adjust the quarterly Fuel Cost Adjusted Charge in case of extenuating circumstances, as determined by the Government. For example, in the second and third quarter of 2021, although the Unit Price of the Fuel Cost Adjusted Charge was Won –0.2 and Won 0.0 per kilowatt-hour respectively, the Government notified us to keep it at the same Won –3.0 per kilowatt-hour as the first quarter of 2021. In the fourth quarter of 2021, we increased the Unit Price of the Fuel Cost Adjusted Charge to Won 0.0 per kilowatt-hour. In the first and second quarters of 2022, although the Unit Price of the Fuel Cost Adjusted Charge as calculated should have been Won 3.0 per kilowatt-hour as the quarterly limit of Won ±3 per kilowatt-hour had existed back then, the Government notified us to keep it at the same Won 0.0 per kilowatt-hour as the fourth quarter of 2021. The Government has cited various policy reasons for withholding quarterly adjustments, including the need to mitigate the prolonged economic impact of the COVID-19 pandemic. As the quarterly limit of Won ±3 per kilowatt-hour was repealed in the third quarter of 2022 and with the approval by the Government, we ultimately increased the Unit Price of the Fuel Cost Adjusted Charge to Won 5.0 per kilowatt-hour in the third quarter of 2022, which represented the maximum permissible increase for 2022 under the regulatory cap. From then to the second quarter of 2025, the same Won 5.0 per kilowatt-hour increment has been applied to the Unit Price of the Fuel Cost Adjusted Charge. Recently, even though the quarterly adjustment amounts calculated under our formula were Won -1.8, Won -4.0, Won -2.5, Won -6.4, Won -6.4, Won -5.1 and Won -4.2 per kilowatt-hour per each quarter from the fourth quarter of 2023 to the second quarter of 2025, respectively, the Government notified us to maintain the Unit Price at Won 5.0 per kilowatt-hour, taking into consideration our financial condition and the fact that a substantial amount of the Fuel Cost Adjusted Charge that should have been reflected in previous years had not previously been reflected in the electricity tariff. However, no assurance can be given that such trend will continue, and even if fuel prices and the quarterly adjustment amounts calculated under our formula were to increase, the Government may decide not to adjust the quarterly Fuel Cost Adjusted Charge to levels sufficient to offset the impact of high fuel prices or at all, and our profit margins and results of operations may accordingly be adversely affected.

Also, because the Fuel Cost Adjusted Charge takes into account the fuel prices posted by Korea Customs Service, there may still be a mismatch in value between the actual prices the domestic generation companies pay for fuel in the open market and the adjustment that can be made through the Fuel Cost Adjusted Charge. The domestic generation companies include not only our generation subsidiaries but also independent power producers that are not affiliated with us, and we do not have access to fuel costs incurred by the independent power producers. As such, we use fuel prices posted by Korea Customs Service, which are easily accessible to our customers, for calculating the Fuel Cost Adjusted Charge.

Due to the likelihood of the Actual Fuel Cost being substantially over the adjustment limits imposed by the new tariff system and the Government’s discretion not to wholly or partially adjust the quarterly Fuel Cost Adjusted Charge in case of extenuating circumstances, there may be certain portions of the fuel costs that cannot be charged to our customers, even though those portions should have been included in the Fuel Cost Adjusted Charge. In such cases, we may accumulate such portions and reflect them in what is called the total comprehensive cost (the “Total Comprehensive Cost”), which is a variable we use to calculate the Base Charge and the Usage Charge of the tariff. The Total Comprehensive Cost, which we submit each year to the Government for review, is calculated using the relevant costs according to our settled accounts from the previous year and the proposed budget for the upcoming year. Under the Total Comprehensive Cost approach, the Base Charge and the Usage Charge are established at levels that would enable us to recover fair operating costs as well as fair investment return on the capital used in our operations. For further information on fair operating costs and fair investment return, please see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.” The Base Charge and the Usage Charge that are derived from the Total Comprehensive Cost need to be approved by the Government before they can be revised. The Government may, from time to time, consider different policy objectives to regulate the time and magnitude of such revision of the Base Charge and the Usage Charge of the electricity tariff. Therefore, changes in fuel costs may not be timely or fully reflected in the Usage Charge component of the tariff, where such adjustments are generally expected. In December 2021, there was a need to increase the Usage Charge by Won 9.8 per kilowatt-hour from January 2022 to reflect the rise in the Base Fuel Cost. With approval by the Government, we increased the Usage Charge by Won 4.9 per kilowatt-hour on April 1, 2022 and October 1, 2022 respectively, which resulted in a total increase of Won 9.8 per kilowatt-hour. Such increases were spread out into two rounds to relieve people’s hardship including the prolonged effects of COVID-19 pandemic. In addition, in October 2022, we increased the Usage Charge of the tariff by Won 7.0 to Won 11.7 per kilowatt-hour for industrial and commercial consumers and by Won 2.5 per kilowatt-hour for all other consumers, reflecting additional accumulated increases in fuel costs. In 2023, with the approval of the Government, we increased the Usage Charge by Won 11.4 and Won 8.0 per kilowatt-hour in January and May 2023, respectively, to reflect a portion of the increase in the Base Fuel Cost. Also, we increased the Usage Charge of the tariff by Won 6.7 to Won 13.5 per kilowatt-hour for large-scale industrial consumers in November 2023 to reflect additional accumulated increases in fuel costs. In its economic policy direction statement for 2023, the Government announced its plans to gradually increase the tariff in order to address our cumulative deficit by 2027. However, there is no assurance on whether such plans will be realized. On October 23, 2024, in coordination with the Government, we announced that, starting from October 24, 2024, we will increase electricity tariff on industrial consumers by an average of Won 16.1 per kilowatt-hour, representing an average increase of 9.7% from the previous tariff, while maintaining the same electricity tariff on the rest of the consumers.

Overall, despite the new tariff system, we may not be able to adjust our tariff in accordance with such system due to the reasons described above. If fuel prices increase rapidly and substantially and the current level of electricity tariff is not increased to a level sufficient to offset the impact of high fuel prices or not adjusted responsive to fuel price movements, our profit margins will be adversely affected and our business, financial condition, results of operations and cash flows may accordingly be adversely affected. For example, from 2021 to 2023, as fuel prices increased rapidly, we experienced substantial operating and net losses. Moreover, on January 2, 2025, the Ministry of Economy and Finance announced as part of its 2025 Economic Policy Directions the Government’s initiative to limit increases to public tariffs, which may also prevent electricity tariffs from being set at levels sufficiently responsive to fuel prices and negatively affect our business, financial condition, results of operations and cash flows.

The Government may adopt policy measures that affect the tariff rates in order to ease the burden on certain consumers, which may burden us financially.

Previously, there have been several adjustments to the existing tariff rates for certain consumers in order to ease the burden of electricity tariff on them. However, such adjustments may not reflect changes in fuel prices at a sufficient level or at all or on a timely basis, and our business, results of operations, financial condition and profitability may suffer as a result. For example, effective on January 1, 2017, the progressive rate structure applicable to the residential sector, which applies a gradient of increasing tariff rates for heavier electricity usage, was changed from a six-tiered structure with the highest rate being no more than 11.7 times the lowest rate (which gradient system has been in place since 2005) into a three-tiered structure with the highest rate being no more than three times the lowest rate, in order to reflect the changes in the pattern of electricity consumption and reduce the electricity charges payable by consumers. Additionally, a new tariff structure was implemented to encourage energy saving by offering rate discounts to residential consumers that voluntarily reduce electricity consumption while charging special high rates to residential consumers with heavy electricity consumption during peak usage periods in the summer and the winter. Further, during July and August 2018, the residential electricity charges were reduced by temporarily relaxing the application of the then tariff structure and offering higher rate discounts to economically or otherwise disadvantaged customers to ease the burden on households that have significantly increased their use of air conditioners during a heatwave. Subsequently, a joint task force team, consisting of industry experts, scholars and Government officials, was formed, which announced a proposal for amending the tariff structure aimed to lower electricity rates for households during the summer. As a result, in July 2019, the residential electricity tariff rate system was amended to expand the usage ceiling for the first two tiers of rates (from 200 kilowatts to 300 kilowatts for the first tier and from 400 kilowatts to 450 kilowatts for the second tier)

applied during July and August each year. With the implementation of the new tariff system in September 2021, residents were given an option for a new schedule of residential tariffs, which was previously only provided to our industrial and commercial customers. The new schedule, called a seasonal and hourly tariff, allows residents to be charged under a monthly Base Charge plus increments depending on time, day and season. Each household may also choose to remain on the current tariff schedule which in contrast is a progressive schedule with seasonal adjustments. Our plan is to provide this option to households in Jeju Province in Korea first as many of these households are already equipped with the Advanced Metering Infrastructure (“AMI”) and consider a nationwide rollout depending on AMI penetration rates in each region.

On the other hand, there are also policy measures that have been repealed. For example, the rate discounts offered to residential consumers who voluntarily reduced electricity consumption and those offered to traditional wet markets were abolished in December 2019. The rate discounts for electric vehicles have been terminated in June 2022 and the rate discounts for households that use less than 200 kilowatt-hours were phased out to 50% in July 2021 and was terminated in July 2022. We also discontinued the 50% discount offered to customers who installed a renewable energy generator for their own industrial and general uses by December 2023. Despite these, there can be no assurance that the current and future adjustments in electricity tariff rates and rate discounts will not have an adverse impact on our business, results of operations, financial condition and profitability. See Item 4.B. “Business Overview—Sales and Customers—Electricity Rates” for more information on electricity tariff charged to our consumers.

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

In June 2016, the Government announced the Proposal for Adjustment of Functions of Public Institutions (Energy Sector) for the purpose of streamlining the operations of Government-affiliated energy companies by discouraging them from engaging in overlapping or similar businesses with each other, reducing non-core assets and activities and improving management and operational efficiency. The initiatives contemplated in this proposal that would affect us and our generation subsidiaries include the following: (i) the generation companies should take on greater responsibilities in overseas resource exploration and production projects as these involve procurement of fuels necessary for electricity generation while fostering cooperation among each other through closer coordination, (ii) KHNP should take a greater role in export of nuclear technology, and (iii) the current system of retail sale of electricity to end-users should be liberalized to encourage more competition. In accordance therewith, we transferred a substantial portion of our assets and liabilities in our overseas resource business to our generation subsidiaries as of December 31, 2016. In addition, pursuant to this Proposal, we considered publicly offering minority stakes in our five non-nuclear generation subsidiaries, KEPCO KDN and KHNP. However, the planned sales have been put on hold, primarily due to prevailing market conditions. In any event, we plan to maintain a controlling stake in each of these subsidiaries.

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

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity based on the Basic Plan Relating to the Long-Term Supply and Demand of Electricity (the “Basic Plan”), which is generally revised and announced every two years by the Government. In February 2025, the Government announced the Eleventh Basic Plan which will apply from 2024 to 2038. The Eleventh Basic Plan focuses on (a) establishing an energy mix and equipment plan that comprehensively considers policy principles such as supply stability, efficiency and carbon neutrality and (b) proactively strengthening the power grid and advancing market sophistication to expand carbon-free power sources, and includes the following specific measures: (i) following the continued use of nuclear power as a carbon-free source, the Eleventh Basic Plan includes the construction of two new large nuclear power plants with an aggregate generation capacity of 2.8 gigawatts by 2038 and commercial operation of a small modular reactor with generation capacity of 0.7 gigawatts by 2035, which together with other previously planned facilities, is expected to increase nuclear power capacity from 24.7 gigawatts in 2023 to 35.2 gigawatts in 2038; (ii) aging coal-fired power plants to be gradually replaced with LNG plants and carbon-free power sources, with a principle of simultaneous replacement with the same capacity –

accordingly, coal power capacity is expected to decrease from 39.2 gigawatts in 2023 to 22.2 gigawatts in 2038, while LNG power capacity is expected to increase from 43.2 gigawatts in 2023 to 69.2 gigawatts in 2038; (iii) renewable energy will be systematically expanded, including expansion of solar and wind power generation capacities and market system reforms, which is expected to increase renewable energy generation capacity from 30.0 gigawatts in 2023 to 121.9 gigawatts in 2038; (iv) through the expansion of nuclear power, renewable energy, clean hydrogen and ammonia, reaching carbon-free share of 53.0% by 2030 and 70.7% by 2038, and ultimately achieving carbon neutrality; and (v) building a power grid with sufficient capacity to accommodate carbon-free energy sources. The Eleventh Basic Plan also aims to ensure a sufficient and timely electricity supply to advanced industries such as semiconductor clusters, as well as establishing an integrated supply-demand management system and an auction market in order to further stability and power source diversification.

Accordingly, we plan to establish an Eleventh Long-Term Transmission and Substation Facilities Plan in 2025 (the “Eleventh Transmission and Substation Facilities Plan”) in accordance with the Eleventh Basic Plan. The Eleventh Transmission and Substation Facilities will apply from 2024 to 2038 and will focus on initiatives such as the timely construction of transmission and substation facilities to meet increasing demand, integration of the management system for power plants including nuclear and renewable energy, and reinforcement of the national infrastructure grid to achieve carbon neutrality.

In March 2022, the Government enacted the Framework Act on Carbon Neutrality with the goal of transitioning to a carbon neutral society by 2050 through sustainable green growth. Carbon neutrality initiatives set forth in the Framework Act on Carbon Neutrality includes setting medium- to long-term greenhouse gas reduction targets and implementing measures to combat the climate crisis. Accordingly, it will be important for us to cooperate with Government initiatives and minimize the environmental impact we have on the climate crisis through our operations.

Pursuant to the Special Act on the Activation of Distributed Energy enacted in June 2023, a power grid impact assessment system has been implemented since June 2024 which manages the production and consumption of electricity at regional levels, trying to prevent concentrated demand from specific areas that would require excessive expansion of the broader power grid. Additionally, in January 2024, we entered into an agreement with advanced industry companies for the construction of infrastructure facilities, which is expected to allow us to collaborate with customers and generation companies to reduce investment costs, utilize land more efficiently, and promote the timely completion of power facilities, thereby fostering new businesses.

We cannot assure that the Eleventh Basic Plan, the Eleventh Long-Term Transmission and Substation Facilities Plan, the Framework Act on Carbon Neutrality, the Special Act on the Activation of Distributed Energy or the respective plans to be subsequently adopted will successfully achieve their intended goals. If there is significant variance between the projected electricity supply and demand considered in planning our capacity expansions and the actual electricity supply and demand or if these plans otherwise fail to meet their intended goals or have other unintended consequences, this may result in inefficient use of our working capital, mispricing of electricity and undue financing costs on the part of us and our generation subsidiaries, among others, which may have a material adverse effect on our results of operations, financial condition and cash flows.

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

¡

In accordance with the Act on Allocation and Trading of Greenhouse Gas Emission Allowances enacted in May 2012, the Government implemented a greenhouse gas emission trading system under which the Government will allocate the amount of permitted greenhouse gas emission to companies by industry and a company whose business emits more carbon than the permitted amount is required to purchase the right to emit more carbon through the Korea Exchange. The categories of allowances traded include the Korean Allowance Unit (KAU), which is the emissions allowance allocated to applicable companies by the Government; Korean Credit Unit (KCU), which is a tradable unit converted from external carbon offset certifications including the Korean Offset Credit; and Korean Offset Credit (KOC), which is the verified carbon offset credit obtained by companies for reducing carbon emissions through absorption or otherwise. The greenhouse gas emission trading system has been implemented in three stages. During the first phase (2015 to 2017), the Government gradually set up and conducted test runs of the trading system to ensure its smooth operation, allocating the greenhouse gas emission allowances free of charge. During the second phase (2018 to 2020), 97% of the greenhouse gas emission allowances were allocated free of charge, with 3% allocated through an auction. During the third phase (2021 to 2025), the Government has expanded the scale of the system with aggressive greenhouse gas emission reduction targets and by allocating 10% of the greenhouse gas emission allowances through an auction. The Government is expected to announce details of the fourth phase (2026 to 2030) in July 2025.

¡	In connection with the Climate Change Response Initiatives and the 2030 National Greenhouse Gas Reduction Roadmap announced by the Government in December 2016, the Government announced the Long-term Low Greenhouse Gas Emission Development Strategies, which presents a long-term vision and national strategy for achieving carbon neutrality in 2050, and the Nationally Determined Contributions (“NDC”), which sets forth the greenhouse gas reduction targets by 2030. According to the Enforcement Decree of the Framework Act on Carbon Neutrality and Green Growth to Cope with Climate Crisis established in March 2022 and NDC figures announced by the Government in October 2021, the national target emission level in 2030 was 436.6 million tons, representing a 40% reduction as compared to 2018. The target emission level for the Transformation sector (electricity and heating) as a whole, which we are part of, was 149.9 million tons and represents 44.4% reduction as compared to 2018. Following the National Basic Plan for Carbon Neutrality & Green Growth established in April 2023, the Government has mandated annual sector-specific greenhouse gas reduction targets for the next 20 years from 2023 to 2042 and measures to achieve target emission levels to be implemented and adjusted every five years. In terms of the NDC, the national target emission level in 2030 remained unchanged at 436.6 million tons, but the latest target emission level for the Transformation sector (electricity and heating) in 2030 has been lowered to 145.9 million tons, representing a 45.9% reduction compared to 2018. The Government is expected to further lower the reduction target when the updated NDC, which sets forth the greenhouse gas reduction targets by 2035, is established in 2025. We cannot assure you that the reduction target will not be further raised in the future.

¡

Adhering to such emission and greenhouse gas reduction requirement may result in significant additional compliance costs. For example, the daily market price of the Korean Allowance Units (KAU), one of the categories of allowance traded on the Korea Exchange and allocated to applicable companies by the Government, was Won 8,640 per ton in early 2015 but has generally increased since over time, with the price of KAU at Won 8,740 per ton as of April 3, 2025. We cannot predict the price of the KAUs or how much the prices will fluctuate over time, and an increase in price or any volatility may adversely affect our results of operation, financial condition and cash flows.

•

Obligatory and Voluntary Regulation of Coal-Fired Generation Units. The Government has introduced measures to address the high level of particulate matter pollution since October 2018. A formal regulation was implemented in 2019, and the Government tried to reduce the number of operational coal-fired generation units and the emissions emitted therefrom, particularly during periods of severe particulate matter pollution (typically from the month of December to March of the next year). We have also participated in such efforts. For example, as of March 31, 2025, 53 coal-fired generation units were subject to a cap of 80% of their capacity. Additionally, the Government closed down two decrepit coal-fired generation units (Boryeong #1 and #2) in December 2020. Other coal-fired generation units, Samcheonpo #1 and #2, were decommissioned ahead of schedule in May 2021, and Honam #1 and #2 units were decommissioned in December 2021. According to the Eleventh Basic Plan, the total coal-fired power plant capacity in 2038 will decrease to 22.2 gigawatts from 39.2 gigawatts in 2023, and its percentage of total power generation capacity will decrease to 8.3% in 2038 from 27.1% in 2023. In 2023 and 2024, our generation subsidiaries introduced a voluntary regulation to lower the output of coal-fired generation units, suspending the operations and imposing a cap of 80% on the output of certain coal-fired generation units. Although such measures may be subject to change, we expect to incur significant costs associated with the compliance of such measures, including more stringent particulate matter pollution regulations, retrofitting and overall replacement of environmental facilities.

•

Coal and LNG Consumption Taxes. Since July 1, 2014, largely based on policy considerations of tax equity among different fuel types as well as environmental concerns, consumption tax has also applied to bituminous coal, which previously was not subject to consumption tax unlike other fuel types such as LNG or bunker oil. Pursuant to the amended Individual Consumption Tax Act effective as of April 1, 2019, which involved an increase of the unit tax rate for coal by Won 10 per kilogram across the board, the base tax rate (which is subject to certain adjustments) was set at Won 46 per kilogram for bituminous coal; however, due to concerns on the potential adverse effect on industrial activities, the applicable tax rate is applied differently based on the net heat generation amount. The current tax rate for bituminous coal (without giving effect to the temporary 15% decrease as described below) is Won 43 per kilogram for net heat generation of less than 5,000 kilocalories, Won 46 per kilogram for net heat generation of 5,000 to 5,500 kilocalories and Won 49 per kilogram for net heat generation of 5,500 kilocalories or more. From July 2025, the same base tax rate of Won 46 per kilogram is expected to apply regardless of the net heat generation amount. The consumption tax and surcharge on importation of LNG is Won 12 and Won 3.8 per kilogram, respectively. However, following rapid increases in the price of LNG and bituminous coal, in order to mitigate the adverse impact of price increases in the global energy market and manage inflation, the applicable individual consumption tax rates for coal and LNG have both been temporarily decreased by 15% during the period beginning August 2022 through June 2025. Any future increase in tax rates may adversely affect our overall fuel costs and power purchase cost.

•

Renewable Portfolio Standard. Under this program, each of our generation subsidiaries is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy or, in case of a shortfall, purchase a corresponding amount of a Renewable Energy Certificate (a form of renewable energy credit) from other generation companies whose renewable energy generation surpass such percentage. Pursuant to the Act on the Promotion of the Development, Use, and Diffusion of New and Renewable Energy and its Enforcement Decree, the target percentage was 12.5% in 2022, 13.0% in 2023 and 13.5% in 2024. This Act and its Enforcement Decree aim to raise target percentage to 25% by 2030, and the target percentage for each year from 2025 through 2030 as of the date of this annual report is as specified in the table below. In 2023, all six of our generation subsidiaries met the target through renewable energy generation and/or the purchase of a Renewable Energy Certificate. Our generation subsidiaries’ compliance with the 2024 target is currently under evaluation, and if any generation subsidiary is found to have failed to meet the target for 2024 or fails to meet the target for subsequent years, such generation subsidiary may become subject to fines. Accordingly, the proposed target percentages may result in additional expenses for our generation subsidiaries.

	2025	2026	2027	2028	2029	2030
Target Percentage under Renewable Portfolio Standard	14.0%	15.0%	17.0%	19.0%	22.5%	25.0%

•

Renewable Energy Expansion Plan. In December 2017, the Ministry of Trade, Industry and Energy announced the Renewable Energy 3020 Plan, an initiative to increase the generation and use of renewable energy on a nationwide basis. According to the plan, the Government plans to increase the required percentage of total electricity to be generated from renewable energy sources from 7% in 2016 to 20% by 2030 and the domestic renewable energy generation capacity to 72.7 gigawatts by 2030 through the expansion of solar and wind power generation capacities to 46.5 gigawatts and 19.3 gigawatts, respectively. According to the Eleventh Basic Plan announced in February 2025, the Government has set national targets of 121.9 gigawatts in renewable energy generation capacity in 2038, with the goal of increasing the percentage of total electricity to be generated from renewable energy sources to 29.2% by 2038.

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

•

Renewable Energy 100. In line with the spread of Renewable Energy 100 (“RE100”), a global campaign by companies around the world to cover 100% of their electricity use with renewable energy by 2050, the Government introduced its own version of RE100 that allows companies and other consumers to choose energy sources from which their electricity is generated. In order for a domestic company to participate in RE100, it may purchase renewable energy through us in a competitive bidding process and be issued with a certificate of use of renewable energy, which we refer to as the Green Premium system, or enter into a power purchase agreement (“PPA”) either with a renewable energy generator through us as an intermediary (“third-party PPA”) or with a renewable energy generator directly such that the generator will supply electricity to the company without going through the existing electricity market (“direct PPA”). As of December 31, 2024, there are 11 third-party PPA of total contracted capacity of 23 megawatts and 29 direct-PPA of total contracted capacity of 413 megawatts. The use of direct PPA, particularly if it gains more widespread acceptance, may adversely affect our market share in electricity sales.

•

2050 Carbon-Neutrality Declaration. In response to the Paris Agreement and the United Nations Framework Convention on Climate Change (“UNFCCC”)’s goal to comprehensively replace fossil fuels and achieve global net-zero emission by 2050, the Government announced in November 2020 its commitment to implement policies in all areas of the industry to achieve Korea’s carbon neutrality by 2050 and in December 2020 announced broad 2050 carbon neutrality development strategies. In May 2021, the Government established a carbon neutrality committee which issued a preliminary draft of the carbon neutrality scenario in August 2021 that was finalized in October 2021. The final version proposes two scenarios, both of them which aim to achieve net-zero domestic carbon dioxide emissions by 2050. Scenario A will completely suspend thermal power generation by 2050, while scenario B will actively utilize technologies such as carbon capture, utilization and storage (“CCUS”) while allowing some thermal power generation to continue beyond 2050. In accordance with the Framework Act on Carbon Neutrality and Green Growth for Coping with Climate Crisis which came into effect on March 25, 2022, the carbon neutrality committee was renamed the 2050 Carbon Neutrality and Green Growth Committee. If any specific regulation or policy affecting our business is announced or implemented, we may experience increased regulatory scrutiny over carbon dioxide emission from our electricity generation activities and related projects overseas. We and our generation subsidiaries announced the 2050 Carbon-Neutrality Vision in November 2021 and will further invest in various renewable energy power generation projects, new business opportunities and core technology development with the goal of entirely replacing domestic coal power generation by 2050. In the process of pursuing such goals, our business strategy and investment plan may change from time to time and it may result in additional costs to us, including, among other things, increased production costs, additional taxes, reduced emission allowances or additional restrictions on production or operations, particularly as they may relate to our power generation business. In addition, the goal of achieving carbon neutrality by 2050 may be delayed or made impossible due to unexpected changes in policies or power market conditions, including a major shift in the supply and demand of electricity.

•

Hydrogen Energy Related Legislations. Pursuant to the Hydrogen Economy Promotion and Hydrogen Safety Management Act as amended in February 2024 and its Enforcement Decree enacted in November 2023, the Minister of Trade, Industry and Energy designated KEPCO and other entities under the Community Energy System to purchase hydrogen-generated electricity. Under such Act, we are required to enter into contracts with hydrogen generators that are selected through competitive bidding process. The bidding market is comprised of the general hydrogen market and clean hydrogen power generation market, as categorized based on the type of fuel used. In consideration of the current ecosystem in which fuel cells are used, the general hydrogen power generation market is open to all kinds of hydrogen plants including plants using extracted or by-product hydrogen. On the other hand, the clean hydrogen power generation market is a market where only generators using clean hydrogen plants can participate. Clean hydrogen is categorized into carbon-free hydrogen, low-carbon hydrogen, and low-carbon hydrogen compounds (including ammonia) according to greenhouse gas emissions in the production and import procedure of hydrogen. The system for certifying clean hydrogen plants is based on criteria, such as the amount of carbon dioxide emissions, set by relevant enforcement ordinances. The Government has set the bidding volume for the period from 2023 to 2025 in accordance with the Tenth Basic Plan, as shown in the table below.

	Year of bidding market commencement
	2023		2024		2025
	Year of commercial operation commencement	Volume (GWh)	Year of commercial operation commencement	Volume (GWh)	Year of commercial operation commencement	Volume (GWh)
General hydrogen market	2025	1,300	2026	1,300	2027	1,300
Clean hydrogen market	—	—	2027	3,500	2028	3,000

The amount of hydrogen-generated electricity to be purchased by us is determined by the Minister of Trade, Industry and Energy after taking into consideration the Basic Plan and Hydrogen Economy Implementation Basic Plan and shall be determined by multiplying (i) the total amount to be purchased in the current year by (ii) the percentage of our purchase out of the total purchased amount in the year immediately preceding the year when the bidding market for the current year has been set up. Effectively, it will mean there will be a three-year lag between the time periods in (i) and (ii). The Minister shall allow us to reflect the cost arising from the purchase of hydrogen energy into the electricity tariff.

Complying with these Government initiatives and operating programs in furtherance thereof has involved and will likely continue to involve significant costs and resources on our part, which may adversely affect our results of operation, financial condition and cash flows. We expect our future compliance costs may increase as the requirements under Government initiatives and operating programs continue to become more rigorous. We may not be able to pass on the increased cost to customers at a sufficient level or at all or on a timely basis. Further, we and our generation subsidiaries could also become subject to substantial fines and other forms of penalties for non-compliance. Even without such financial losses, increased public awareness and adverse publicity about potential impacts on climate change or environmental harm from us or our industry could harm our reputation or otherwise impact the Company adversely. In recent years, investors have also begun to show increased interest about sustainability and climate change as it relates to their investment decisions. See Item 4.B. “Business Overview—Environmental, Social and Governance Programs.”

According to the new tariff system which came into effect on January 1, 2021, the Government introduced an additional component to the tariff called the Climate/Environment Related Charge. Previously, our climate and environment costs were embedded in the Usage Charge component of the tariff and our consumers could not discern the exact magnitude of such costs. By separating it out as an independent component, we intend to provide more information and transparency to our customers while having the flexibility to adjust it in alignment with the underlying costs. Even though the Climate/Environment Related Charge is planned to be adjusted every year by reflecting the change in climate and environment-related costs, the Government may change the date of adjustment in consideration of different policy objectives and there is no guarantee that the Climate/Environment Related Charge will be regularly updated, even though our climate and environment-related costs will likely increase each year. If there are discrepancies between our costs and the Climate/Environment Related Charge, we may accumulate such discrepancies and reflect them in our Total Comprehensive Cost. However, the electricity rate based on the Total Comprehensive Cost needs to be approved by the Government to be revised. There is no assurance that, particularly given the wide-ranging policy priorities of the Government, it will in fact raise the electricity rate to a level sufficient to fully cover additional costs associated with implementing and operating programs as described in this risk factor and do so on a timely basis or at all. If the Government does not do so or provide us and our generation subsidiaries with other forms of assistance to offset the costs involved, our results of operation, financial condition and cash flows may be materially and adversely affected. For details, please see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.”

We may require a substantial amount of additional indebtedness to refinance existing debt and for future capital expenditures.

We anticipate that a substantial amount of additional indebtedness will be required in the coming years in order to refinance existing debt, make capital expenditures for construction of generation plants and other facilities and/or make acquisitions, invest in renewable energy and the “new energy industry” projects and fund our overseas businesses. In 2022, 2023 and 2024, our capital expenditures in relation to the foregoing amounted to Won 13,886 billion, Won 15,518 billion and Won 16,720 billion, respectively, and our budgeted capital expenditures for 2025, 2026 and 2027 amount to Won 19,383 billion, Won 22,027 billion and Won 23,750 billion, respectively.

These businesses typically require a significant amount of capital investment, and such costs may unexpectedly and materially increase in the event of delays or other changes in circumstances, many of which are difficult to anticipate and are beyond our control. Furthermore, as fuel prices surge, our cost of purchasing electricity from domestic generation companies through the Korea Power Exchange may increase significantly. If we fail to recoup more tariff from our customers to account for such electricity sales-related costs, our debt may further increase.

From 2021 to 2023, we experienced net losses as global energy prices increased significantly and the power purchase costs increased accordingly, we issued more debt securities than before to meet increased working capital needs. On December 28, 2022, the National Assembly of Korea passed an amendment to Article 16 of KEPCO Act, which increased our debt ceiling as represented by the total outstanding debt securities on a separate basis to be no greater than five times (or six times if the Minister of the Ministry of Trade, Industry and Energy approves that it is urgently required to resolve a business crisis) the sum of our share capital and reserves updated at the end of each year. Such share capital and reserves are calculated on a separate basis under the KEPCO Act. Before such amendment, our debt ceiling was two times the sum of our share capital and reserves. Such increase in debt ceiling will be effective until December 31, 2027 and we may make use of the new debt ceiling to issue more debt securities to cover our losses, refinance existing debt and finance new capital expenditures. However, if the sum of our share capital and reserves decreases (including as a result of continued significant net losses), our debt ceiling will decrease as well and there will be no assurance that we can meet our funding requirements for capital or operational expenditures or debt repayment obligations. If we cannot meet such requirements, it could have a material adverse impact on our business, results of operations and financial condition.

Although we are not currently experiencing material difficulties in procuring long-term and short-term borrowings, there is no assurance that we will continue to be able to do so, particularly given the potential risk of increasing financial losses and the adverse business environment as discussed above. We expect that a portion of our long-term debt will need to be paid or refinanced through foreign currency-denominated borrowings and capital raising in international capital markets. Such financing may not be available on terms commercially acceptable to us or at all, especially if the global financial markets experience significant turbulence or a substantial reduction in liquidity or due to other factors beyond our control. If we are unable to obtain financing on commercially acceptable terms on a timely basis, or at all, we may be unable to meet our funding requirements for capital expenditures or debt repayment obligations, which could have a material adverse impact on our business, results of operations and financial condition.

We and our generation subsidiaries have undertaken various programs to reduce debt and improve the overall financial health. For further information, see Item 4.B. “Business Overview—Financial Soundness Plan and Related Activities.” Despite our best efforts, however, for reasons beyond our control, including macroeconomic environments, government regulations and market forces (such as international market prices for our fuels), we cannot assure whether we or our generation subsidiaries will be able to successfully reduce debt burdens or otherwise improve our financial health to a level that would be optimal for our capital structure. If we or our generation subsidiaries fail to do so or the measures taken by us or our generation subsidiaries to reduce debt levels or improve financial health have unintended adverse consequences, such developments may have an adverse effect on our business, results of operations and financial condition.

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

Changes in foreign exchange rates may also impact the cost of servicing our foreign currency-denominated debt. As of December 31, 2024, 17.4% of our long-term debt (including the current portion but excluding original issue discounts and premium) without taking into consideration of swap transactions, was denominated in foreign currencies, principally U.S. dollar. In addition, even if we make payments in Won for certain fuel materials and equipment, some of these fuel materials may originate from other countries and their prices may be affected accordingly by the exchange rates between the Won and foreign currencies, especially the U.S. dollar. Since the substantial majority of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign currency-denominated financings or from foreign currency exchange markets to make such purchases or service such debt. As a result, any significant depreciation of Won against the U.S. dollar or other major foreign currencies will have a material adverse effect on our profitability and results of operations.

We may not be successful in implementing new business strategies.

In 2024, we established medium to long-term business strategies for the years from 2025 to 2029. We plan to (i) establish a foundation for sustainable management through comprehensive business innovation, (ii) enhance the stability of our power supply capabilities, which is central to our core business, (iii) develop a future growth engine by leading the global energy market, and (iv) promote ESG-based responsible management across the energy industry ecosystem. To achieve such plans, we also developed 16 strategic initiatives including implementing measures to improve our financial conditions.

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

•

certain of our new and expanded businesses, particularly in the areas of renewable energy, require substantial government subsidies to become profitable, and such subsidies may be considerably reduced or entirely discontinued;

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

Overseas operations involve risks, some of which are different from those we face in our domestic operations, such as:

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

Any failure by us to recognize or respond to these differences may adversely affect the success of our operations in those markets, which in turn could materially and adversely affect our businesses and results of operations. Moreover, such operations typically require a significant amount of capital investment, and such costs may unexpectedly and materially increase in the event of delays or other changes in circumstances, many of which are difficult to anticipate and are beyond our control.

Furthermore, although we seek to enter into overseas business opportunities in a prudent manner, some of our new international business ventures carry inherent risks that are different from our traditional business of electricity power generation, transmission and distribution. While the overseas businesses in the aggregate currently do not comprise a material portion of our overall business, the actual revenues and profitability from and investments and expenditures into such ventures may be substantially different from what we plan or anticipate and may have a material adverse impact on our overall businesses, results of operations, financial conditions and cash flows.

An increase in electricity generated by and/or sourced from independent power producers may erode our market position and hurt our business, growth prospects, revenues and profitability.

As of December 31, 2024, we and our generation subsidiaries owned approximately 55.8% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use). New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial condition and results of operations.

In particular, we compete with independent power producers with respect to electricity generation. The independent power producers accounted for 34.1% of total power generation in 2024 and 44.2% of total generation capacity as of December 31, 2024. As of December 31, 2024, there were 37 independent power producers in Korean electricity market, excluding 6,500 renewable energy producers. Since 2013, private enterprises are permitted to own and operate coal-fired power plants in Korea as the Ministry of Trade, Industry and Energy approved plans for independent power producers to construct coal-fired power plants under the Sixth Basic Plan announced in February 2013. Under the Tenth Basic Plan announced in January 2023, three coal-fired power plants are planned to be constructed by independent power producers by 2024. Two of the three coal fired power plants planned for construction were completed by 2024, and one is expected to be completed in 2025. If this unit is completed as scheduled and/or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease, which may have a material adverse effect on our results of operations and financial condition.

In addition, under the Community Energy System adopted by the Government in 2004, a minimal amount of electricity is supplied directly to consumers on a localized basis by independent power producers outside the cost-based pool system. Such system is used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. The purpose of this system is to geographically decentralize electricity supply and thereby reduce transmission losses and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. To date, the Community Energy System has not been widely adopted, especially in light of the significant level of capital expenditure required for such direct supply. However, if the Community Energy System were to be widely adopted, it may erode our currently dominant market position in the generation and distribution of electricity in Korea and may have a material adverse effect on our business, results of operations and financial condition.

Although we are currently the dominant market player in the electricity distribution in Korea, we cannot assure you that our market dominance will not face potential erosion in the future. For example, in June 2016, the Government announced the Proposal for Adjustment of Functions of Public Institutions (Energy Sector), which contemplated a gradual opening of the electricity trading market to the private sector. Although the proposal was withdrawn after a year of deliberation, no assurance can be given whether parties, including civic groups or the Government, may propose or demand similar measures for electricity trading market. It is difficult to predict whether such proposals or measures may come into effect and, if so, the timing and effect of such measures, which may result in a substantial reduction of our market share of electricity distribution in Korea and have a material adverse effect on our business, results of operation and cash flows.

See also Item 4.B. “Business Overview—Competition.”

Labor unrest or increases in labor cost may adversely affect our operations.

We and each of our generation subsidiaries have separate labor unions. As of December 31, 2024, approximately 73.5% of our and our generation subsidiaries’ employees in the aggregate were members of these labor unions. Since a six-week labor strike in 2002 by union members of our generation subsidiaries in response to a proposal to privatize of one of our generation subsidiaries, there has been no material labor dispute. However, we cannot assure you that there will not be a major labor strike or other material disruptions of operations by the labor unions of us and our generation subsidiaries if the Government resumes privatization or other restructuring initiatives or for other reasons, which may adversely affect our business and results of operations.

Furthermore, the Government, as part of a response to low fertility amidst an aging population in Korea and to make the lives of workers more stable, has pledged to reduce the number of non-permanent workers and increase the employment of permanent workers, in part by transitioning from non-permanent to permanent positions in the public sector. Our generation subsidiaries have transitioned some of its non-permanent workers to permanent positions by hiring them for an indefinite period or establishing subsidiaries and hiring them through such subsidiaries. Our thermal generation subsidiaries plan to form a labor-management consultative body to transition the in-house subcontracted workers for the fuel and environmental facilities to permanent positions. Although the Government guidelines suggest that we transition the non-permanent workers to permanent positions within our existing budget for the related business, we cannot assure you that this will not result in increased costs for us or our generation subsidiaries and have an adverse impact on us or our generation subsidiaries’ financial condition and results of operations.

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

Through KHNP, we currently operate 26 nuclear-fuel generation units, among which Kori #2 has been shut down since April 8, 2023. KHNP submitted a safety evaluation report to the NSSC in April 2022 to seek approval for an extension of the life of Kori #2.

Operation of nuclear power plants is subject to certain hazards, including environmental hazards such as leaks, ruptures and discharge of toxic and radioactive substances and materials. These hazards can result in severe consequences, including personal injuries or loss of life, severe damage to or destruction of property and natural resources, pollution or other environmental damage, clean-up responsibilities, regulatory investigations and penalties and suspension of operations. Nuclear power has a stable and relatively inexpensive cost structure (which is least costly among the fuel types used by our generation subsidiaries) and is the largest source of Korea’s electricity supply, accounting for 31.69% of electricity generated in Korea in 2024. Due to significantly lower unit fuel costs compared to those for thermal power plants, our nuclear power plants are generally operated at full capacity with only routine shutdowns for fuel replacement and maintenance, with limited exceptions.

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

In response to the damage to the nuclear facilities in Japan as a result of the tsunami and earthquake in March 2011, the Government conducted additional safety inspections on nuclear power plants by a group of experts from governmental authorities, civic groups and academia. As a result of such inspections, KHNP prepared a comprehensive safety improvement plan including installing additional automatic shut-down systems for earthquakes, extending coastal barriers for seismic waves, procuring mobile power generators and storage batteries, installing passive hydrogen removers at nuclear facilities and improving the radiology emergency medical system. KHNP has been implementing such measures, with the goal of fully implementing by December 2028. KHNP also developed 10 additional supplementary safety measures by analyzing overseas plants and its current operations, and such measures were implemented in 2023. However, there is no assurance that the adoption and implementation of such measures will be sufficient to prevent damage in the future or that additional safety measures will not be required, the adoption and/or implementation of which may be costly and have a material adverse impact on our financial condition and results of operations.

In January 2023, the Government announced the Tenth Basic Plan which focuses on, among other things, optimizing nuclear power sources while minimizing coal-fired power sources and developing eco-friendly power sources. Accordingly, construction of nuclear generation units in the planning stage (Shin-Hanul #3 and 4) will resume, and operation of ten other nuclear generation units including Kori #2 may continue beyond their original retirement dates in or before 2030 subject to KHNP’s intention and only upon the NSSC’s approval following a satisfactory safety evaluation. As for new nuclear plants under construction, the construction of Shin-Hanul #2 was completed in April 2024, following Shin-Hanul #1 which commenced its commercial operation in December 2022, while construction of Saeul #3 and #4 (formerly named as Shin-Kori #5 and #6) is expected to be completed in 2026. We cannot assure you that there will not be new challenges by civic groups or changes in the Government’s policies that may interfere with the construction of these or other nuclear units in the future. We may experience a loss of revenues and an increase in fuel costs (as nuclear fuel is the cheapest compared to coal, LNG or oil) as a result of such challenges, which could adversely affect our results of operation and financial condition. For example, in September 2023, a group of 40 Korean nationals brought a lawsuit against the Ministry of Trade, Industry and Energy to rescind the approval for the Shin-Hanul #3 and 4. In November 2023, we applied to participate in the lawsuit as a stakeholder, and the first trial is currently in progress at the Seoul Administrative Court.

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

From time to time, we encounter social and political opposition against construction and operation of our generation facilities (particularly nuclear units) and, to a lesser extent, our transmission and distribution facilities. For example, we recently experienced intense opposition from local residents and civic groups to the construction of transmission lines in the Milyang area, which we resolved through various compensatory and other support programs. Such opposition delayed the completion of the project. Although we and the Government have undertaken various community programs to address concerns of residents in areas near our facilities, civic and community opposition could result in delayed construction or relocation of our planned facilities. In 2025, in order to minimize potential delays in the construction of transmission lines, we established a grid deployment department which analyzes prior site selections and complaints to identify issues and provide better solutions to prevent construction delays and establish a strategic roadmap for improving the site selection process for timely construction of transmission lines, managing the site work process, and reviewing appropriate compensation levels.

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

In April 2019, a forest fire broke out in Goseong in Gangwon Province, about 210 kilometers from Seoul, causing damages to nearby towns, covering approximately 1,260 hectares. The National Forensic Service has investigated the cause of the fire and has determined that the fire seems to have been started by an electrical arc from our utility pole’s wire, which broke as a result of a strong wind. Based on this finding and follow-up investigations by the Police Department of Goseong, seven employees of KEPCO were prosecuted in connection with the fire. In October 2023, the Supreme Court of Korea (the “Supreme Court”) acquitted the employees. As of March 31, 2025, we have settled with and completed the compensation payment of Won 81.6 billion to victims. In addition, we are also compensating the fire victims by providing a number of services, such as free supply of electricity. We are also implementing measures to prevent future fires that may result from an electrical arc, including a special maintenance program to be enforced during the dry seasons between March and May. We also implemented operational measures such as tailored operation of protective devices and suspension of operation during periods of low loads and plan to change power facility designs to reflect regional and seasonal characteristics, all of which are intended to help prevent similar incidents from happening in the future. Despite our efforts, however, such incidents may occur again, and we cannot assure you that they will not have a material adverse effect on us, our reputation or our operating results.

Furthermore, our operational activities such as the generation of electricity involve inherent operating risks that may result in accidents resulting in serious injury or loss of life, environmental damage or property damage. Although we prioritize on-site safety management by engaging in communications with different stakeholders and seek to increase investments to foster a safe work environment, due to the inherent risks of our operations, no assurance can be given that there will not be future accidents.

The Serious Accident Punishment Act (“SAPA”), which imposes criminal liability on individuals and entities responsible for “serious accidents”, has taken effect since January 27, 2022. Under SAPA, the term “serious accident” encompasses not only accidents at industrial sites (e.g., at factories or construction sites), but also “public” disasters caused by defects in the design, manufacture, installation and management of products, product ingredients or public facilities/transportation. SAPA imposes criminal liability against (i) business owners or executives (as defined by the law) who fail to ensure the safety of their business operations and (ii) businesses or institutions who fail their supervisory duties. In case of willful misconduct or gross negligence, SAPA also imposes punitive damages of up to five times of the actual damages incurred. Although we have analyzed and have revised our policies, internal regulations and manuals in light of SAPA, there is no guarantee that we or our executives will not be subject to liability under SAPA, which may adversely affect our business, financial condition and result of operations.

We believe we and our subsidiaries are in compliance in all material respects with internal compliance policies and procedures and all other additional safety measures initiated internally or required by regulatory and governmental agencies. Under SAPA, businesses may present as a defense against liability that they have duly performed their duties to ensure the safety and health of the participants in their business operations. However, despite all precautionary and preventative measures undertaken by us, we cannot assure you whether these measures will prove to be fully effective at all times or be sufficient to address the known and unknown risks we face or that an incident that could cause harm to our operations and reputation will not happen in the future, including due to factors beyond our control.

Our risk management procedures may not prevent losses in debt and foreign currency positions.

We manage interest rate exposure for our debt instruments by limiting our variable rate debt exposure as a percentage of our total debt and closely monitoring the movements in market interest rates. We also actively manage currency exchange rate exposure for our foreign currency-denominated liabilities by measuring the potential loss using risk analysis software and entering into currency swap contracts to hedge such exposure when the possible loss exceeds a certain risk limit, as well as holding periodic foreign exchange risk management committee meetings. To the extent we have unhedged positions or our hedging and other risk management procedures do not work as intended, including as a result of changes in global macroeconomic environment and/or other factors, our results of operations and financial condition may be adversely affected.

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

Under applicable laws, the Government is required to directly or indirectly own at least 51% of our issued capital stock. As of December 31, 2024, the Government, directly and through Korea Development Bank (a statutory banking institution wholly owned by the Government), owned 51.1% of our issued capital stock. Accordingly, without changes in the existing Korean law, it may be difficult or impossible for us to undertake, without the participation of the Government, any equity financing in the future.

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

In December 2013, the Supreme Court ruled that regular bonuses fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly, and that any agreement which excludes such regular bonuses from ordinary wage is invalid. One of the key rulings provides that bonuses that are given to employees (i) on a regular and continuous basis and (ii) calculated according to the actual number of days worked (iii) that are not incentive-based must be included in the calculation of “ordinary wages.” The Supreme Court further ruled that in spite of invalidity of such agreements, employees shall not retroactively claim additional wages incurred due to such court decision, in case that such claims provide employees with unexpected benefits that substantially exceed the wage level agreed by employers and employees and cause an unpredicted increase in expenditures for their company, which would lead the company to material managerial difficulty or would be a threat to the existence of the company. In that case, such claims are not acceptable as they are unjust and are in breach of the principle of good faith. However, in December 2021, the Supreme Court ruled that the claim of workers for additional wages should not be easily rejected for the reason of good faith if there is a possibility of overcoming business difficulties in the future.

Following such ruling by the Supreme Court, we and our subsidiaries became subject to a number of lawsuits filed by various industry-wide and company-specific labor unions based on claims that ordinary wage had been paid without including certain items that should have been included as ordinary wage. In July 2016, the court ruled against us, and in accordance with the court’s ruling, in August 2016 we paid Won 55.1 billion to the employees for three years of back pay plus interest. As of December 31, 2024, our subsidiaries set aside an aggregate amount of Won 274.0 billion to cover any potential future payments of additional ordinary wage in relation to the related lawsuits. We cannot presently assure you that the court will not rule against our subsidiaries in these lawsuits, or that the foregoing reserve amount will be sufficient to cover the amounts payable under the court rulings.

Furthermore, the issue of determining which labor costs should be additionally included as part of ordinary wages has not been fully resolved by the courts reviewing the lawsuits to which our subsidiaries are a party and other ordinary wage lawsuits filed against other companies. For instance, there are several cases pending review of the Supreme Court on whether the bonuses conditional to employee’s current employment status should be included as part of ordinary wages. The Supreme Court, in 2013, had ruled that such conditional bonuses are not a part of ordinary wages, yet there were several lower court cases challenging the Court’s interpretation. Although there was a case of the Supreme Court on November 2022 where it ceased the trial and dismissed the appeal against the lower court case challenging the Court’s interpretation, it is not clear from the above case whether the Supreme Court changed its previous interpretation, and there has been no Supreme Court case to clarify the Court’s interpretation since then. If the Supreme Court changes its previous interpretation in its review of the currently pending cases, it is expected to be followed by a series of lawsuits asking for additional payments of the ordinary wages. Due to such uncertainty, we cannot presently assure you that there will not be additional lawsuits in relation to ordinary wages and that we or our subsidiaries may not become liable for greater amount of damages as a result of these lawsuits. Furthermore, court decisions or labor legislations expanding the definition of ordinary wages may prospectively increase the labor costs of us and our subsidiaries. As a result, there can be no assurance that the above-described lawsuits and circumstances will not have a material adverse effect on our results of operations. See Item 8.A. “Consolidated Statements and Other Financial Information – Legal Proceedings.”

We are subject to physical security and cybersecurity risks.

Risks from cybersecurity and physical threats to energy infrastructure are increasing. Threat actors, including sophisticated nation-state actors, continue to seek to exploit potential vulnerabilities in the electric and natural gas utility industry, grid infrastructure, and other energy infrastructure, and attacks and disruptions, both physical, cyber, and hybrid targeting physical and cyber assets, are becoming increasingly sophisticated and dynamic. Several Governmental agencies have warned of increased risks related to physical attacks, ransomware attacks and cybersecurity threats related to the energy sector and its supply chains, and that the risks may escalate during periods of heightened geopolitical tensions. The continued adoption of advanced digital technologies increases the potential magnitude of impact such attacks may have. Moreover, the rapid evolution and broader adoption of artificial intelligence (“AI”) technologies may amplify our exposure to cybersecurity threats.

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

In December 2014, KHNP became subject to a cybersecurity attack. Hackers infiltrated the computer network of former KHNP employees and threatened to shut down some of KHNP’s nuclear plants. Even though this incident ended without jeopardizing our nuclear operation in any material respect and none of the stolen data was material to our nuclear operation or the national nuclear policy, as such attacks continue to increase in sophistication and frequency, we may be subject to a material breach or material disruption in the future.

If a significant physical or cybersecurity breach or disruption were to occur, our reputation could be negatively affected, customer confidence in us could be diminished and we could be subject to legal claims, regulatory exposure, loss of revenues, increased costs including for infrastructure repairs, or operations shutdown, all of which could materially affect our financial condition and damage our business reputation. Moreover, the amount and scope of insurance maintained against losses resulting from any such security breaches or disruptions may not be sufficient to cover losses or otherwise adequately compensate for any disruptions to business that could result from such breaches or disruptions. The continued increase in Governmental requirements related to cybersecurity and evolving threat actor-capabilities could require changes to current measures taken by us or to our business operations and could adversely affect our consolidated financial statements.

As AI technology has emerged as a key tool for maximizing efficiency and driving innovation across various sectors, its increasingly widespread adoption has also resulted in a wide array of associated security risks, increasing the need for effective response strategies. For example, we are seeking to apply AI-driven technology such as predictive analysis in the operations and management of our power grid network in order to increase efficiency and improve stability. However, this may expose our power infrastructure to attacks designed to deceive, bypass, or disable security systems and AI-driven technology used in these projects, including though AI-generated malware or other sophisticated AI-powered cyberattacks. If such attacks are successful, the consequences could be severe, including leading to blackouts or loss of important and sensitive data. We are actively trying to improve and utilize better AI technology to combat and effectively address such risks, but no assurance can be given that we will not suffer a security breach which could materially affect our financial condition and damage our business reputation.

For our cybersecurity management policies, see Item 4.B. “Business Overview—Cybersecurity” and Item 16.K. “Cybersecurity.”

We engage in Russia-related dealings, including purchasing fuel supply, goods and services from Russia and Russian companies, and we may be adversely impacted in a material manner by sanctions concerning Russia imposed by the United States and other jurisdictions.

In 2024, we met 12.6% of our bituminous coal requirements from coals that originated from Russia. Additionally, we also purchased uranium and conversion and enrichment services of uranium concentrates from Russian suppliers and also purchase Russian origin LNG. In 2024, the total value of all goods and services originated or purchased from Russia was approximately US$0.7 billion.

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

Since February 2022, the United States, the European Union, the United Kingdom, and other countries have imposed a host of additional economic sanctions on Russia, Belarus, and certain related persons in response to Russia’s military activities in Ukraine. OFAC now maintains comprehensive, territory-wide sanctions on Crimea, the self-described Donetsk People’s Republic (“DNR”) and Luhansk People’s Republic (“LNR”) in Ukraine, generally prohibiting any dealings by U.S. persons with these regions. OFAC also has blocking sanctions on certain major Russian financial institutions and their affiliates, Russian oligarchs and persons active in the energy, banking and finance sectors (along with their family members) and Russian government officials, and debt and equity restrictions on certain Russian state-owned enterprises. The U.S. government imposed extensive export controls on all dual-use items destined to Russia, including technology and software, as well as certain commercial items. The U.S. government also imposed a ban on importation into the U.S. of Russian crude oil, certain petroleum products, LNG, and coal, and OFAC has also prohibited all new investments in Russia by U.S. persons, wherever located. Non-U.S. persons that engage in certain prohibited transactions concerning Russia or with certain sanctioned Russian persons or entities may be subject to sanctions if any such dealings or transactions involve a nexus to U.S. jurisdiction, and they may also be subject to secondary sanctions for providing material support to Russian entities or individuals subject to certain blocking sanctions and certain other sanctionable transactions or activities. Notably, OFAC now has broad authority to impose blocking sanctions on any person determined to operate or have operated in the metals and mining as well as energy sectors the Russian economy. Additionally, the European Union, United Kingdom, and Switzerland, among other jurisdictions, have imposed a ban on the importation of coal and certain other solid fossil fuels. The European Union has also banned the transshipment operations relating to LNG originating in or exported from Russia as well as certain related services. Korea also announced export controls on certain non-strategic items for shipment to Russia or Belarus. Other countries, including Japan, have announced plans to phase out Russian coal imports in the future. Further sanctions by the U.S., Korea, and other jurisdictions including the European Union, Switzerland, and the United Kingdom may also be forthcoming.

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

Although we do not believe that our dealings related to Russia violate applicable economic sanctions, our ongoing dealings related to Russia expose us to risk. Imposition of sanctions on parties we are dealing with or planning to deal with (directly or indirectly), including our contractual counterparties and suppliers of fuel sources, has caused us and may require us in the future to suspend or terminate our relationships with them and substitute them with alternative parties in order to comply with applicable sanctions. There is no guarantee that we will be able to procure contractual terms with the alternative parties that are better or at least similar to our current terms. In addition, the current and future sanctions against Russia-related business dealings may cause the global prices of fuels including coal, uranium, and LNG to rise as the overall fuel supply will be curbed. Also, we may not be able to pursue other businesses with Russian counterparties. Our failure to comply with applicable economic sanctions or export or import controls affecting Russia or Russian companies may result in administrative, civil, or criminal penalties. Such events may have a material adverse effect on our reputation, business, results of operations, financial condition and cash flows.

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

Following the declaration of martial law by President Yoon Suk Yeol on December 3, 2024, the National Assembly voted on December 14, 2024 to impeach President Yoon Suk Yeol. On April 4, 2025, the Constitutional Court upheld the impeachment, and accordingly President Yoon Suk Yeol was removed from office. A snap presidential election will be held on June 3, 2025, in which the president-elect will take office immediately, without the usual two-month transition period. These events have the potential to disrupt the nation’s political and economic landscape, including leading to widespread protests, market volatility and temporary setbacks in various sectors of the economy, increasing uncertainty and potentially affecting businesses across the country. These events, as well as any events that may follow in the aftermath, may create a challenging environment for businesses operating in Korea, including us, and could have an adverse effect on our business, results of operations and financial condition.

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

•

tariffs introduced by countries, including the U.S., on goods imported and resulting volatility and uncertainty in the global economy, including the potential escalation of ongoing trade conflicts between the U.S., China and other countries;

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

There continues to be heightened security tension in the region stemming from North Korea’s hostile military and diplomatic actions, including in respect of its nuclear weapons and long-range missile programs. Recently, North Korea fired artillery shells in maritime buffer zones in November 2019 as well as from October 2022 to December 2022 and shots on a guard post of Korea in May 2020 In September 2022, North Korea legislated five conditions under which it would launch a preemptive nuclear strike. In December 2022, five North Korean drones violated Korean airspace, one of which returned to the North but the rest disappeared. In September 2023, North Korea amended constitution declaring itself to be a nuclear weapons state. In October 2024, North Korea conducted test launches of an intercontinental ballistic missile to the East Sea.

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

The Korean electric utility industry traces its origin to the establishment of the first electric utility company in Korea in 1898. On July 1, 1961, the industry was reorganized by the merger of Korea Electric Power Company, Seoul Electric Company and South Korea Electric Company, which resulted in the formation of Korea Electric Company. From 1976 to 1981, the Government acquired the private minority shareholdings in Korea Electric Company. After the Government acquired all the remaining shares of Korea Electric Company, Korea Electric Company was dissolved, and we were incorporated in 1981 and assumed the assets and liabilities of Korea Electric Company. We ceased to be wholly owned by the Government in 1989 when the Government sold 21% of our common stock. As of December 31, 2024, the Government maintained 51.1% ownership in aggregate of our common shares by direct holdings and indirect holdings through Korea Development Bank, a statutory banking institution wholly owned by the Government.

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

Introduction

We are an integrated electric utility company engaged in the transmission and distribution of substantially all of the electricity in Korea. Through our six wholly-owned generation subsidiaries, we also generate the substantial majority of electricity produced in Korea. As of December 31, 2024, we and our generation subsidiaries owned approximately 55.8% of the total electricity generation capacity in Korea (excluding plants generating electricity primarily for private or emergency use). In 2024, we sold to our customers 549,821 gigawatt-hours of electricity. We purchase electricity principally from our generation subsidiaries and, to a lesser extent, from independent power producers. Of the 549,148 gigawatt-hours of electricity we purchased in 2024, 33.8% was generated by KHNP, our wholly-owned nuclear and hydroelectric power generation subsidiary, 34.0% was generated by our wholly-owned five non-nuclear generation subsidiaries and 32.3% was generated by independent power producers that trade electricity to us through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us). Our five non-nuclear generation subsidiaries are KOSEP, KOMIPO, KOWEPO, KOSPO and EWP, each of which is wholly owned by us and is incorporated in Korea. We derive substantially all of our revenues and profit from Korea, and substantially all of our assets are located in Korea.

Our revenues are closely tied to demand for electricity in Korea. In 2024, the gross domestic product, or GDP, increased by 2.0% compared to 2023, whereas the demand for electricity in Korea increased by 0.7% compared to 2023. In 2024, we realized sales of Won 92,578 billion and net profit of Won 3,622 billion, compared to sales of Won 87,476 billion and net loss of Won 4,716 billion in 2023.

Strategy

We established our 2035 medium to long-term strategy to realize our vision of becoming a “Global Energy & Solution Leader”, driving transformation in the energy industry ecosystem. We plan to achieve this by pursuing the following eight strategic initiatives. Through these initiatives, we aim to provide better value to various stakeholders, including our country, customers and society. More specifically, our target for the country is to contribute to the achievement of national policy targets for energy transition such as establishing the foundation for carbon neutrality and to support sustainable growth by building a reliable and resilient national power grid. Our target for customers is to expand clean energy supply by enhancing digital-based customer interaction and renewable energy transactions. Our target for society is to create a future-oriented energy market by developing and commercializing carbon-neutral technology through collaboration with major stakeholders. Our eight strategic initiatives to achieve such targets are:

•

Establish a power grid system that can further contribute to achieving carbon neutrality. We plan to contribute to achieving carbon neutrality in 2050 with power grid innovation. We aim to secure grid capability for connecting renewable energy units by proactively constructing power facilities based on forecast and further enhance grid stability with intelligent and advanced grid system.

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

•

Secure future technologies and build a research and development (“R&D”) ecosystem. We plan to secure core technologies necessary for achieving carbon neutrality with aggressive R&D investment. In addition, we aim to introduce an R&D system based on collaboration among industries, universities and research institutes to establish a foundation for technological innovation and enhance our R&D capability.

•

Promote digitalization in overall supply chain. We aim to improve work efficiency and strengthen stability by introducing the latest digital technology and infrastructure to our business environment and developing a business model with new customer services based on data platforms.

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

The Government, through its various policy initiatives for the Korean energy industry as well as direct and indirect supervision of us and our industry, plays an important role in our business and operations. Most importantly, the electricity tariff rates we charge to our customers are regulated by the Government taking into account, among others, our needs to recover fair operating costs, make capital investments and recoup a fair return on capital invested by us, as well as the Government’s overall policy considerations, such as inflation. See Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.”

In addition, pursuant to the Basic Plan determined by the Government, we and our generation subsidiaries have made, and plan to make, substantial expenditures for the construction of generation plants and other facilities to meet demand for electric power. See Item 5.B. “Liquidity and Capital Resources—Capital Requirements.”

Restructuring of the Electric Power Industry in Korea

On January 21, 1999, the Ministry of Trade, Industry and Energy published the Restructuring Plan. The overall objectives of the Restructuring Plan consist of: (i) introducing competition and thereby increasing efficiency in the Korean electric power industry, (ii) ensuring a long-term, inexpensive and stable electricity supply, and (iii) promoting consumer convenience through the expansion of consumer choice.

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

Since the implementation of Phase I, we have had a substantial monopoly over electricity transmission and distribution in Korea. Although our ownership percentage of our generation subsidiaries will depend on further adjustments to the Restructuring Plan to be adopted by the Government, we plan to retain 100% ownership of our transmission and distribution business.

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

Suspension of the Plan to Form and Privatize Distribution Subsidiaries

In 2003, the Government established a Tripartite Commission consisting of representatives of the Government, leading businesses and labor unions in Korea to deliberate on ways to introduce competition in electricity distribution, such as by forming and privatizing new distribution subsidiaries. In 2004, the Tripartite Commission recommended against pursuing such privatization initiatives but instead creating independent business divisions within us to improve operational efficiency through internal competition. Following the adoption of such recommendation by the Government in 2004 and further studies by Korea Development Institute, in 2006 we created nine “strategic business units” (which, together with our other business units, were subsequently restructured into 14 such units in February 2012) that have a greater degree of autonomy with respect to management, financial accounting and performance evaluation while having a common focus on increasing profitability.

Initiatives to Improve the Structure of Electricity Generation

In August 2010, the Ministry of Trade, Industry and Energy announced the Proposal for Improvement in the Structure of the Electric Power Industry in order to resolve uncertainty related to restructuring plans for the electric power industry and maintain competitiveness of the electric power industry. Key initiatives of the proposal included the following: (i) maintain the current structure of having six generation subsidiaries and designate the six generation subsidiaries as market-oriented public enterprises, pursuant to the Act on the Management of Public Institutions in order to foster competition among the generation subsidiaries and promote efficiency in their operations, (ii) clarify the scope of the business of us and the six generation subsidiaries (namely, that we shall manage the financial structure and governance of the six generation subsidiaries and nuclear power plant and overseas resources development projects, while the six generation subsidiaries will have greater autonomy with respect to construction and management of generation units and procurement of fuel), (iii) create a nuclear power export business unit to systematically enhance our capabilities to win projects involving the construction and operation of nuclear power plants overseas, (iv) further rationalize the electricity tariff by adopting a fuel-cost based tariff system in 2011 and a voltage-based tariff system in a subsequent year, and (v) create separate accounting systems for electricity generation, transmission, distribution and sales with the aim of introducing competition in electricity sales in the intermediate future. The fuel-cost based tariff system went into effect on July 1, 2011 but the Ministry of Trade, Industry and Energy issued a hold order on July 29, 2011 and subsequently informed us it needs to be reassessed in light of the circumstances.

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

Proposal for Adjustment of Functions of Public Institutions (Energy Sector)

In June 2016, the Government announced the Proposal for Adjustment of Functions of Public Institutions (Energy Sector) for the purpose of streamlining the operations of Government-affiliated energy companies by discouraging them from engaging in overlapping or similar businesses with each other, reducing non-core assets and activities and improving management and operational efficiency. The initiatives contemplated in this proposal that would affect us and our generation subsidiaries include the following: (i) the generation companies should take on greater responsibilities in overseas resource exploration and production projects as these involve procurement of fuels necessary for electricity generation while fostering cooperation among each other through closer coordination, (ii) KHNP should take a greater role in export of nuclear technology, and (iii) the current system of retail sale of electricity to end-users should be liberalized to encourage more competition. In accordance therewith, we transferred a substantial portion of our assets and liabilities in our overseas resource business to our generation subsidiaries as of December 31, 2016. In addition, this Proposal contemplated selling a minority stake in our generation subsidiaries and KEPCO KDN, but the planned sales have been put on hold, as discussed above in “–Privatization of Generation Subsidiaries.”

Purchase of Electricity

Cost-based Pool System

Since April 2001, the purchase and sale of electricity in Korea is required to be made through the Korea Power Exchange, which is a statutory not-for-profit organization established under the Electric Utility Act responsible for setting the price of electricity, handling the trading and collecting relevant data for the electricity market in Korea. The suppliers of electricity in the Korean electricity market consist of our six generation subsidiaries, which were split-off from us in April 2001, and independent power producers, which numbered 37 (excluding 6,500 renewable energy producers) as of December 31, 2024. We distribute electricity purchased through the Korea Power Exchange to end users.

Our Relationship with the Korea Power Exchange

The key features of our relationship with the Korea Power Exchange include the following: (i) we and our six generation subsidiaries are member corporations of the Korea Power Exchange and collectively own 100% of its share capital, (ii) three of the 11 members of the board of directors of the Korea Power Exchange are currently our or our subsidiaries’ employees, and (iii) one of our employees is currently a member in three of the key committees of the Korea Power Exchange that are responsible for evaluating the costs of producing electricity, making rules for the Korea Power Exchange and gathering and disclosing information relating to the Korean electricity market.

Notwithstanding the foregoing relationships, however, we do not have control over the Korea Power Exchange or its policies since, among others, (i) the Korea Power Exchange, its personnel, policies, operations and finances are closely supervised and controlled by the Government, namely through the Ministry of Trade, Industry and Energy, and are subject to a host of laws and regulations, including, among others, the Electric Utility Act and the Act on the Management of Public Institutions, as well as the Articles of Incorporation of the Korea Power Exchange, (ii) we are entitled to elect no more than one-third of the Korea Power Exchange directors, and our representatives represent only a minority of its board of directors and committees (with the other members being comprised of representatives of the Ministry of Trade, Industry and Energy, employees of the Korea Power Exchange, businesspersons and/or scholars), and (iii) the role of our representatives in the policy making process for the Korea Power Exchange is primarily advisory based on their technical expertise derived from their employment within our company or our generation subsidiaries. Consistent with this view, the Finance Supervisory Service issued a ruling in 2005 that stated that we are not deemed to have significant influence or control over the decision-making process of the Korea Power Exchange relating to its business or financial affairs.

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

The reference capacity price refers to the Won amount per kilowatt-hour payable annually for annualized available capacity indicated in the bids submitted the day before trading (provided that such capacity is actually available on the relevant day of trading), and is determined based on the construction costs and maintenance costs of a standard generation unit and related transmission access facilities, and a base rate for loading electricity. Prior to October 2016, the same reference capacity price applied uniformly to all generation units. Since October 2016, the reference capacity price applies differentially to each generation unit depending on the start year of its commercial operation. Also, since December 2022, we have reduced margins from the reference capacity price applied to all generation units reflecting the reserve capacity. Accordingly, the reference capacity price currently ranges from Won 11.00 to 14.41 per kilowatt-hour.

The reserve capacity factor relates to the requirement to maintain a standard capacity reserve margin around 17% in order to prevent excessive capacity build-up as well as induce optimal capacity investment at the regional level. The capacity reserve margin is the ratio of peak demand to the total available capacity. Under this system, generation units in a region where available capacity is insufficient to meet demand for electricity as evidenced by failing to meet the standard capacity reserve margin receive increased capacity price. Conversely, generation units in a region where available capacity exceeds demand for electricity as evidenced by exceeding the standard capacity reserve margin receive reduced capacity price. Since October 2016, the reserve capacity factor also factors in the transmission loss per generation unit in order to favor transmission of electricity from a nearby generation unit.

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

In the Ninth Basic Plan, the government announced its plans to introduce real-time electricity trading market and supplementary service market, which have been upgraded to ensure appropriate valuation and compensation for supplementary energy sources and responses to volatility of renewable energy. Supplementary energy sources refer to power generators independent of us. The reorganization of the market system has been gradually implemented, starting with the implementation of a trading system reflecting constraints and reserves of electricity system in September 2022. In August 2023, we presented the design of the trading system, which would introduce real-time electricity trading market through which supplementary services can be traded. The new trading system was implemented in Jeju Province since June 2024. Under the new trading system, renewable energy generators exceeding one megawatt (mandatory for three megawatts) would be able to participate in market bidding.

Vesting Contract System

In May 2014, the Electric Utility Act was amended to introduce a “vesting contract” system in determining the price and quantity of electricity to be sold and purchased between the purchaser of electricity (namely, us) and the sellers of electricity (namely, our generation subsidiaries and independent power producers). Under the vesting contract system, electricity generators using base load fuels (such as nuclear, coal, hydro and by-product gas) at a particular generation unit were to be required to enter into a contract with the purchaser of electricity, which specifies, among other things, the quantity of electricity to be generated and sold at a particular generation unit and the price at which such electricity is sold, subject to certain adjustments.

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

In order to minimize undue shock to the electricity trading market in Korea, the vesting contract system was to be implemented in phases starting with by-product gas-based electricity in 2015. The vesting contract system for by-product gas-based electricity ended in 2020, and there are no active contracts remaining as of the end of 2024. However, we are in discussion with the Government to potentially extend the vesting contract system to wider base load fuels, including nuclear.

Power Trading Results

The results of power trading, as effected through the Korea Power Exchange, for us and our generation subsidiaries and independent power producers in 2024 are as follows:

	Items	Volume (Gigawatt hours)	Percentage of Total Volume (%)	Sales to KEPCO(2) (in billions of Won)	Percentage of Total Sales (%)	Unit Price (Won/kWh)
Generation Companies	KHNP	185,422	33.8	13,106	18.6	70.68
	KOSEP	37,232	6.8	5,157	7.3	138.52
	KOMIPO	43,951	8.0	6,856	9.7	155.99
	KOWEPO	35,880	6.5	5,863	8.3	163.41
	KOSPO	36,067	6.6	6,218	8.8	172.39
	EWP	33,328	6.1	5,094	7.2	152.83
	Others (1)	177,268	32.3	28,123	39.9	158.65

	Total	549,148	100.0	70,416	100.0	128.23

Energy Sources	Nuclear	179,061	32.6	11,885	16.9	66.37
	Bituminous coal	159,308	29.0	22,887	32.5	143.67
	Anthracite coal	1,777	0.3	253	0.4	142.20
	Oil	117	0.0	53	0.1	453.11
	LNG/Combined-cycle	163,528	29.8	28,711	40.8	175.57
	Renewables	34,499	6.3	4,780	6.8	138.56
	Hydro	3,441	0.6	510	0.7	148.11
	Pumped storage	4,660	0.8	975	1.4	209.25
	Others	2,757	0.5	363	0.5	131.51

	Total	549,148	100.0	70,416	100.0	128.23

Load	Base load	340,146	61.9	35,025	49.7	102.97
	Non-base load	209,002	38.1	35,392	50.3	169.34

	Total	549,148	100.0	70,416	100.0	128.23

Notes:

(1)

Others represent independent power producers that trade electricity through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us).

(2)	Based on the payment made by us through Korea Power Exchange.

Power Purchased from Independent Power Producers under Power Purchase Agreements

In 2024, we purchased an aggregate of 23,003 gigawatt hours of electricity generated by independent power producers under existing power purchase agreements. These independent power producers had an aggregate generation capacity of 18,805 megawatts as of December 31, 2024.

Power Generation

As of December 31, 2024, we and our generation subsidiaries had a total of 848 generation units, including nuclear, thermal, hydroelectric and internal combustion units, representing total installed generation capacity of 85,424 megawatts. Our thermal units produce electricity using steam turbine generators fired by coal, oil and LNG. Our internal combustion units use oil or diesel-fired gas turbines and our combined-cycle units are primarily LNG-fired. We also purchase power from several generation plants not owned by our generation subsidiaries.

The table below sets forth as of and for the year ended December 31, 2024 the number of units, installed capacity and the average capacity factor for each type of generating facilities owned by us and our generation subsidiaries.

	Number of Units	Installed Capacity (1)	Average Capacity Factor (2)
		(Megawatts)	(%)
Nuclear	26	26,050	83.8
Thermal:
Coal	53	32,559	49.2
LNG	4	1,400	4.8
Total thermal	57	33,959	47.4

Internal combustion	209	97	38.7
Combined-cycle(3)	121	17,612	29.7
Integrated gasification combined cycle(4)	2	346	68.1
Hydroelectric(5)	60	5,350	13.2
Wind	17	189	8.8
Solar	310	525	11.4
Fuel cell	36	501	81.7
Bio	9	785	48.1
Others(6)	1	10	74.1

Total	848	85,424	52.3

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
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

	2020	2021	2022	2023	2024	% of 2024 Gross Generation (1)
	(in gigawatt hours, except percentages)
Electricity generated by us and our generation subsidiaries:
Nuclear	160,184	158,015	176,054	180,494	188,754	31.7
Coal	178,808	172,419	164,271	150,855	140,805	23.6
Oil	1,504	1,494	352	—	—	—
LNG	587	1,177	1,377	878	586	0.1
Internal combustion	405	491	570	390	329	0.1
Combined-cycle	41,446	53,609	52,243	45,949	45,960	7.7
Hydro	4,501	4,762	5,043	5,089	6,200	1.0
Wind	202	195	219	190	147	0.0
Solar	236	493	354	373	526	0.1
Fuel cells	1,528	1,993	2,470	2,932	3,596	0.6
Others(2)	5,121	5,725	5,488	4,420	5,531	0.9

Total generation by us and our generation subsidiaries	394,522	400,373	408,441	391,570	392,436	65.9

Electricity generated by IPPs:
Thermal	123,856	140,983	142,992	149,092	150,889	25.3
Hydro, other renewable and others	33,784	35,453	42,967	47,384	52,276	8.8

Total generation by IPPs	157,640	176,436	185,959	196,476	203,165	34.1

Gross generation	552,162	576,809	594,400	588,046	595,601	100.0
Auxiliary use(3)	21,135	21,254	22,081	20,976	21,900	3.7
Pumped-storage(4)	4,352	4,856	4,912	4,924	6,091	1.0

Total net generation(5)	526,675	550,699	567,407	562,146	567,610	95.3

Transmission and distribution losses(6)	18,610	19,424	20,020	19,813	19,966	3.5

IPPs = Independent power producers

Notes:

(1)	Unless otherwise indicated, percentages are based on gross generation.
(2)	From June 2024, dispatchable renewable energy in Jeju is categorized as others.
(3)	Auxiliary use represents electricity consumed by generation units in the course of generation.

(4)	Pumped storage represents electricity consumed during low demand periods in order to store water which is utilized to generate hydroelectric power during peak demand periods.
(5)	Total net generation represents gross generation minus auxiliary and pumped-storage use.
(6)	Transmission and distribution losses rate represents total transmission and distribution losses divided by total net generation.

The table below sets forth our total capacity at the time of peak usage, and peak and average loads during, the indicated periods.

	2020	2021	2022	2023	2024
	(Megawatts)
Total capacity	127,819	131,330	137,938	142,567	149,179
Peak load	89,091	91,141	94,509	93,615	97,115
Average load	62,860	65,789	67,853	67,129	67,804

Korea Hydro & Nuclear Power Co., Ltd.

We commenced nuclear power generation activities in 1978 when our first nuclear generation unit, Kori #1, began commercial operation. On April 2, 2001, all of our nuclear and hydroelectric power generation assets and liabilities were transferred to KHNP.

At KHNP’s five power plant complexes, Kori, Saeul, Wolsong, Hanbit and Hanul (each complex located in Busan, Ulsan, Gyeongju, Yonggwang and Ulchin, respectively), it operates 26 nuclear generation units, among which Kori #2 has been shut down since April 8, 2023. KHNP submitted a safety evaluation report to the NSSC in April 2022 to seek approval for an extension of the life of Kori #2. KHNP also operates 53 hydroelectric generation units including 16 pumped storage hydro generation units as well as 67 solar generation units and one wind generation unit as of December 31, 2024.

The table below sets forth the number of units and installed capacity as of December 31, 2024 and the average capacity factor by types of generation units in 2024 including Kori #2.

	Number of Units	Installed Capacity (1)	Average Capacity Factor (2)
		(Megawatts)	(%)
Nuclear	26	26,050	83.8
Hydroelectric	53	5,307.5	13.1
Solar	67	84.68	14.05
Wind	1	0.75	0

Total	147	31,443	71.42

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)

Average capacity factor represents the total number of kilowatt-hours of electricity generated in the indicated period divided by the total number of kilowatt-hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.

KHNP commenced commercial operation of Saeul #1 (formerly named as Shin-Kori #3), with a 1,400 megawatt capacity, in December 2016, and Saeul #2 (formerly named as Shin-Kori #4) began commercial operations on August 2019. KHNP commenced commercial operation of Shin-Hanul #1 and Shin-Hanul #2 in December 2022 and April 2024, respectively. KHNP is currently building two additional nuclear generation units at Saeul complexes, each with a 1,400 megawatts capacity. KHNP expects to complete these units by 2026. In

June 2018, the board of directors of KHNP decided to retire Wolsong #1 unit earlier than planned due to comprehensive evaluation of the unit’s economic viability and regional sentiment of its continuing operation. The initial phase of the decommissioning of Kori #1, which primarily involves safety inspections and the removal of spent nuclear fuels, has begun after its permanent shutdown in June 2017. In April 2022, KHNP submitted a safety evaluation report to the NSSC to seek approval for an extension of the life of Kori #2, which has been shut down since April 8, 2023.

Nuclear

The table below sets forth certain information with respect to the nuclear generation units of KHNP as of December 31, 2024.

Unit(4)	Reactor Type (1)	Reactor Design (2)	Turbine and Generation (3)	Commencement of Operations	Installed Capacity	Average Capacity Factor
					(Megawatts)	(%)
Kori #2	PWR	W	GEC	1983	650	0
Kori #3	PWR	W	GEC, Hitachi	1985	950	100.9
Kori #4	PWR	W	GEC, Hitachi	1986	950	84.9
Shin-Kori #1	PWR	D, KEPCO E&C, W	D, GE	2011	1,000	87.8
Shin-Kori #2	PWR	D, KEPCO E&C, W	D, GE	2012	1,000	90.0
Saeul #1	PWR	D, KEPCO E&C, W	D, GE	2016	1,400	96.7
Saeul #2	PWR	D, KEPCO E&C, W	D, GE	2019	1,400	86.3
Wolsong #2	PHWR	AECL, H, K	H, GE	1997	700	83.0
Wolsong #3	PHWR	AECL, H	H, GE	1998	700	41.8
Wolsong #4	PHWR	AECL, H	H, GE	1999	700	59.1
Shin-Wolsong #1	PWR	D, KEPCO E&C, W	D, GE	2012	1,000	81.6
Shin-Wolsong #2	PWR	D, KEPCO E&C, W	D, GE	2015	1,000	76.7
Hanbit #1	PWR	W	W, D	1986	950	51.4
Hanbit #2	PWR	W	W, D	1987	950	97.6
Hanbit #3	PWR	H, CE, K	H, GE	1995	1,000	88.0
Hanbit #4	PWR	H, CE, K	H, GE	1996	1,000	86.5
Hanbit #5	PWR	D, CE, W, KEPCO E&C	D, GE	2002	1,000	101.6
Hanbit #6	PWR	D, CE, W, KEPCO E&C	D, GE	2002	1,000	78.8
Hanul #1	PWR	F	A	1988	950	96.0
Hanul #2	PWR	F	A	1989	950	86.9
Hanul #3	PWR	H, CE, K	H, GE	1998	1,000	77.7
Hanul #4	PWR	H, CE, K	H, GE	1999	1,000	79.4
Hanul #5	PWR	D, KEPCO E&C, W	D, GE	2004	1,000	72.9
Hanul #6	PWR	D, KEPCO E&C, W	D, GE	2005	1,000	94.9
Shin-Hanul #1	PWR	D, KEPCO E&C, W	D, GE	2022	1,400	68.4
Shin-Hanul #2	PWR	D, KEPCO E&C, W	D, GE	2024	1,400	102.1

Total nuclear					26,050	83.8

Notes:

(1)	“PWR” means pressurized light water reactor; “PHWR” means pressurized heavy water reactor.
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

Under extended-cycle operations, nuclear units can be run continuously for periods longer than the conventional twelve-month period between scheduled shutdowns for refueling and maintenance. Since 1987, we have adopted the mode of extended-cycle operations for all of our pressurized light water reactor units and plan to use it for our newly constructed units. The duration of shutdown for fuel replacement, maintenance and the evaluation period for approval to start after maintenance was 1,525.9 days in the aggregate in 2024. In addition, KHNP’s nuclear units experienced an average of 0.27 unplanned shutdowns per unit in 2024. In the ordinary course of operations, KHNP’s nuclear units routinely experience damage and wear and tear, which are repaired during routine shutdown periods or during unplanned temporary suspensions of operations. No significant damage has occurred in any of KHNP’s nuclear reactors, and no significant nuclear exposure or release incidents have occurred at any of KHNP’s nuclear facilities since the first nuclear plant commenced operation in 1978.

Hydroelectric

The table below sets forth certain information relating to KHNP’s pumped-storage and hydroelectric business units, including the installed capacity as of December 31, 2024 and the average capacity factor in 2024.

Location of Unit	Number of Units	Classification	Year Built	Installed Capacity	Average Capacity Factor
				(Megawatts)	(%)
Hwacheon	4	Dam waterway	1944	108.0	26.5
Chuncheon	2	Dam	1965	62.28	25.1
Euiam	2	Dam	1967	48.0	35.0
Cheongpyung	4	Dam	1943	140.1	25.3
Paldang	4	Dam	1973	120.0	41.0
Chilbo (Seomjingang)	3	Basin deviation	1945	35.4	38.6
Boseonggang	2	Basin deviation	1937	4.5	63.6
Kwoesan	2	Dam	1957	2.8	33.2
Anheung (GangLim)	3	Dam waterway	1978	0.5	32.1
Kangreung	2	Basin deviation	1991	82.0	0.0
Topyeong	1	Dam	2011	0.045	16.1
Muju	1	Dam	2003	0.4	15.4
Sancheong	2	Dam	2001	0.995	46.1
Yangyang	2	Dam	2005	1.4	47.8
Yangyang	1	Dam	2020	0.15	47.8
Yecheon	1	Dam	2011	0.9	21.4
Yecheon (Mini)	1	Dam	2018	0.025	64.7
Cheongpeoung	2	Pumped Storage	1980	400.0	6.8
Samrangjin	2	Pumped Storage	1985	600.0	9.7
Muju	2	Pumped Storage	1995	600.0	10.0
Sancheong	2	Pumped Storage	2001	700.0	12.5
Yangyang	4	Pumped Storage	2006	1,000.0	11.7
Cheongsong	2	Pumped Storage	2006	600.0	11.0
Yecheon	2	Pumped Storage	2011	800.0	14.5

Total	53			5,307.5	13.1

Solar/Wind

The table below sets forth certain information, including the installed capacity as of December 31, 2024 and the average capacity factor in 2024, of the solar and wind power units of KHNP.

Location of Unit	Classification	Year Built	Installed Capacity	Average Capacity Factor
			(Megawatts)	(%)
Yonggwang	Solar	2008-2021	21.56	14.49
Yecheon	Solar	2012	2.01	13.04
Kori	Wind	2008	0.75	0.00
Busan	Solar	2017-2022	7.69	16.00
Gapyeong	Solar	2017-2022	0.96	13.02
Chuncheon	Solar	2021	0.10	14.57
Cheongsong	Solar	2018-2024	5.28	14.95
Kwoesan	Solar	2018	0.25	14.57
Boseonggang	Solar	2018	1.99	11.27
Samrangjin	Solar	2019	2.77	14.24
Yeoncheon	Solar	2020	1.00	13.11
Jeju	Solar	2020-2021	14.08	12.48
Gyeongju	Solar	2020-2022	12.60	14.12
Ulsan	Solar	2023	3.99	14.90
Sancheong	Solar	2023	3.02	12.12
Asan	Solar	2023	1.00	14.37
Haman	Solar	2024	1.41	14.83
Hwaseong	Solar	2024	1.62	15.20
Yeongcheon	Solar	2024	0.71	16.23
Gyeongsan	Solar	2024	0.25	15.76
Gumi	Solar	2024	0.39	16.76
Changwon	Solar	2024	2.00	10.73

Total			85.43	13.92

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

Korea South-East Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2024 and the average capacity factor and average fuel cost per kilowatt in 2024 based upon the net amount of electricity generated, of KOSEP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Samcheonpo #3, 4, 5, 6	29.2	2,120.0	51.34	87.00
Yeongheung #1, 2, 3, 4, 5, 6	15.7	5,080.0	51.26	77.34
Yeosu # 1, 2	10.8	668.6	47.58	104.72
Combined cycle and internal Combustion:
Bundang gas turbine #1,2,3,4,5,6,7,8; steam turbine #1, 2	31.0	922.1	27.98	207.69
Hydro, Solar and other renewable energy	10.5	573.0	24.06	144.01

Total	15.9	9,363.7	48.22	92.58

Korea Midland Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2024 and the average capacity factor and average fuel cost per kilowatt in 2024 based upon the net amount of electricity generated, of KOMIPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Boryeong #3, 4, 5, 6, 7, 8	29.6	3,050.0	60.5	82.1
Shin Boryeong #1, 2	7.4	2,038.1	58.1	77.4
Shin Seocheon #1	3.6	1,018.0	43.2	91.9
Combined-cycle and internal combustion:
Boryeong gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3	25.7	1,350.0	7.0	201.4
Incheon gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3	15.8	1,462.5	37.6	169.0
Seoul gas turbine #1, 2; steam turbine #1, 2	5.3	738.3	75.4	128.6
Jeju gas turbine #1, 2; steam turbine #1, 2	6.5	228.7	39.5	173.2
Sejong gas turbine #1, 2; steam turbine #1	11.1	530.4	70.5	123.6
Jeju Internal Combustion Engine #1,2	17.5	80.0	5.9	238.0
Bio Oil:
Jeju #2, 3	24.4	150.0	43.6	339.7
Wind:
Yangyang #1, 2	18.6	3.0	0.0	0.0
Sejong Maebongsan	15.5	8.8	0.0	0.0
Jeju Sangmyung	8.5	21.0	16.8	0.0
Combined heat and power:
Wonju #1	9.6	10.0	74.1	104.8
Hydroelectric:
Boryeong	15.9	7.5	19.5	0.0
Shin Boryeong	8.3	5.0	26.3	0.0
Shin Seocheon	3.6	2.6	0.0	0.0

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Photovoltaic (“PV”) power and fuel cell generation:
Boryeong (PV) site	8.5	3.1	12.7	0.0
Shin Boryeong (PV) site	6.9	4.1	13.5	0.0
Seocheon (PV) site	6.9	3.9	12.7	0.0
Jeju (PV) site	7.8	4.2	11.9	0.0
Seoul (PV) site	13.4	1.3	14.4	0.0
Sejong (PV) site	7.1	0.3	12.9	0.0
Yeosu (PV) site	12.8	2.2	14.5	0.0
Incheon (PV) site	7.2	1.6	13.9	0.0
Incheon Asiad Sports(PV) site	0.6	2.7	13.5	0.0
Shin Boryeong (fuel cell) site Incheon (fuel cell) site	7.2 3.6	7.5 31.7	80.7 90.3	227.1 196.8
Seoul (fuel cell) site	4.2	6.0	85.0	123.5
Sejong (fuel cell) site	4.8	5.3	86.7	148.5

Total	17.1	10,777.8	48.9	162.15

Korea Western Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2024 and the average capacity factor and average fuel cost per kilowatt in 2024 based upon the net amount of electricity generated, of KOWEPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Taean #1, 2, 3, 4, 5, 6, 7, 8, 9, 10	21.1	6,100.0	45.7	81.54
LNG-fired:
Pyeongtaek #1, 2, 3, 4(1)	43.1	1,400.0	4.8	243.37
Combined cycle:
Pyeongtaek #2	10.2	868.5	45.0	153.27
Gunsan	14.6	718.4	14.5	197.56
West Incheon	32.1	1,800.0	16.7	178.77
Combined heat:
Gimpo	1.4	350.5	74.9	111.91
Hydroelectric:
Taean	10.5	7.2	17.4	2.78
Solar:
Taean	9.5	17.3	9.6	7.91
Pyeongtaek	7.7	3.9	12.7	2.72
West Incheon	7.3	1.2	12.5	6.23
Gunsan	10.8	1.0	15.5	8.75
Samryangjin	16.7	3.0	13.0	2.27
Sejong City	12.7	5.0	12.1	4.22
Gyeonggi-do	11.9	2.5	12.4	4.13
Yeongam	12.1	13.3	13.9	2.03
Goheung	5.7	1.0	13.2	4.44
Iwon-ho	0.9	43.0	13.9	0.92
Mando	0.3	3.6	3.9	0.50

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Fuel Cell:
West Incheon 1	9.5	16.6	25.8	400.92
West Incheon 2	4.6	60.3	83.5	184.72
Cheonan Cheongsu	5.0	5.3	84.4	194.88
Hwaseong Namyang	3.6	20.2	90.5	200.69
Gyeonggi Uiwang	3.5	9.9	81.1	148.62
Daejeon Hakha	3.1	6.2	91.7	200.37
Icheon Gwango	2.2	9.6	92.5	142.06
Iksan	2.7	15.0	85.1	145.11
Gwangju Gwangsan	2.0	8.4	90.6	116.84
Hwaseong Namyang 2	1.9	19.8	97.0	182.17
Gyeonggi Gwangju	1.9	9.6	93.8	138.01
Mungyeong 1	1.1	15.0	99.2	137.46
Daegu Suseong	1.2	3.0	96.9	123.36
Wind Power:
Hwasun	9.2	16.0	13.7	2.92
Jangheung	3.3	18.0	11.9	2.22
Integrated gasification combined cycle:
Taean	8.4	346.3	68.1	83.11

Total	13.9	11,918.4	36.3	105.96

Notes:

(1)   Pyeongtaek #1, 2, 3 and 4 were converted into LNG-fired power plant in February 2020.

Korea Southern Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2024 and the average capacity factor and average fuel cost per kilowatt in 2024 based upon the net amount of electricity generated, of KOSPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Hadong #1, 2, 3, 4, 5, 6, 7, 8	23.3	4,000	54.4	79.7
Samcheok #1, 2	7.8	2,044	17.7	102.6
Combined cycle:
Shin Incheon #1, 2, 3, 4	27.5	1,800	24.1	168.7
Busan #1, 2, 3, 4	21.2	1,800	35.8	160.6
Yeongwol #1	14.2	848	1.3	222.7
Hallim	27.5	105	7.3	235.6
Andong #1	10.8	362	41.5	162.3
Nam Jeju #1	4.1	159	64.1	156.9
Shin Sejong #1	0.5	597	56.1	157.9
Bio Oil:
Nam Jeju #1, 2	18.0	200	49.9	289.6

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Wind power:
Hankyung	19.0	21	14.8	2.8
Seongsan	15.0	20	18.1	1.7
Solar	7.6	44	13.2	0.7
Small Hydropower	10.7	3	15.2	56.0
Fuel Cell	4.5	127	80.5	186.2

Total	18.8	12,129	36.3	119.0

Korea East-West Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2024 and the average capacity factor and average fuel cost per kilowatt in 2024 based upon the net amount of electricity generated, of EWP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Dangjin #1, 2, 3, 4, 5, 6, 7, 8, 9, 10	17.0	6,040	49.6	78.9
Anthracite:
Donghae #1, 2	25.8	400	56.7	117.9
Combined cycle:
Ulsan gas turbine #1, 2, 3, 4, 5, 6, 7, 8; steam turbine #1, 2, 3, 4	21.0	2,072	27.6	163.0
Ilsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2	30.8	900	15.3	230.9
Mini hydro, Photovoltaic, Fuel Cell, Wind-Power, Biomass:	3.8	263	42.2	116.9

Total	19.1	9,675	41.8	99.5

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

EP (1) upgrade (#5, 2009)

EP upgrade (#6, 2010)

EP upgrade (#2, 2016)

EP upgrade (#1, 2017)

EP upgrade (#3, 4, 2018)

SCR (2) upgrade (#2, 4, 7, 2016)

SCR upgrade (#1, 8, 2017)

SCR upgrade (#3, 5, 6, 2018)

FGD (5) upgrade (#1, 2017)

FGD upgrade (#2, 3, 4, 2018)

SCR upgrade(#7, 2022)

SCR upgrade(#8, 2023)

			Anti-pollution	KOWEPO
Pyeongtaek #1 - 4	1,400 MW (350 MW×4)	Steam turbine upgrade (#2, 3, 2014)	10-year performance- improvement	KOWEPO
Boryeong #3 - 6	2,050 MW (#3: 550, #4~6: 500×3)	Retrofit (#3, 2019) Retrofit (#4, 2023) Conversion into LNG-fired plant (#5, 6, scheduled to be completed in 2026 and 2027)	Lifetime extension Conversion into LNG-fired Plant	KOMIPO
Boryeong #7, 8	1,000 MW (500 MW×2)	EP upgrade (#7, 2025) EP upgrade (#8, 2026)	Performance- improvement	KOMIPO
Yeosu #1, 2	668.6MW (#1:340, #2:328.6MW)	Boiler Type Change (CFBC (3):#1:2016, #2:2011)	30 years	KOSEP
Samcheonpo #5, 6	1,000 MW (500 MW ×2)	EP upgrade (2016 ~ 2017), FGD, SCR, WESP (6) installation (2019~2021)	Anti-pollution	KOSEP
Yeongheung #1, 2	1,600 MW (800 MW ×2)	EP, FGD, SCR Upgrade (2022~2025)	Anti-pollution	KOSEP
Yeongdong #1. 2	325 MW (#1:125, #2:200 MW)	Boiler, Hybrid SCR & EP, Draft System Retrofit (Biomass (4) #1: 2017, #2: 2020)	Renewable energy	KOSEP
Dangjin #1 - 4	2,000MW (500MW×4)	FGD, EP, SCR upgrade (2022)	Performance- improvement	EWP
Dangjin #5 - 8	2,000MW (500MW×4)	FGD, EP, SCR upgrade (2024)	Performance- improvement	EWP
Dangjin #9 - 10	2,040MW (1,020MW×2)	FGD, EP, SCR upgrade (2026)	Performance- improvement	EWP
Donghae #1, 2	400 MW (200 MW×2)	FGD (2022)	Anti-pollution & modification of control systems	EWP

Power Plant	Capacity	Completed (Year)	Extension	Company
Hadong #1 - 8	4,000 MW (500 MW×8)	SCR Upgrade (#5. 2016) SCR Upgrade (#2,3,5. 2017) SCR Upgrade (#1,4,6,7. 2018) SCR Upgrade (#8. 2019) FGD Upgrade (#6, 2018) FGD Upgrade (#2, 3, 2019) FGD Upgrade (#4 2020) FGD Upgrade (#5 2021)	Anti-pollution	KOSPO
Samcheok #1 - 2	2,044 MW (1,022 MW×2)	SCR Upgrade (#2 2023) SCR Upgrade (#1 2024)	Anti-pollution	KOSPO

Notes:

(1)	“EP” means an electrostatic precipitation system.
(2)	“SCR” means a selective catalytic reduction system.
(3)	“CFBC” means a circulating fluidized bed combustion system.
(4)	“Biomass” means wood pallet powered plant.
(5)	“FGD” means flue-gas desulfurization designed to remove sulfur oxides.
(6)	“WESP” means wet electrostatic precipitator.

Transmission and Distribution

We currently transmit and distribute substantially all of the electricity in Korea.

As of December 31, 2024, our transmission system consisted of 35,856 circuit kilometers of lines of 765 kilovolts and others including high-voltage direct current lines, and we had 925 substations with aggregate installed transformer capacity of 368,758 megavolt-amperes.

As of December 31, 2024, our distribution system consisted of 148,176 megavolt-amperes of transformer capacity and 10,251,345 units of support with a total line length of 547,850 circuit kilometers.

We make substantial investments in our transmission and distribution systems to minimize power interruptions and improve efficiency. Our current projects principally focus on increasing the capabilities of our existing power networks and reducing transmission and distribution loss, which was 3.5% of our gross generation in 2024. To cope with increasing damages to large-scale transmission and distribution facilities, we plan to reinforce stability of our transmission and distribution facilities through stricter design and material specifications. In addition, we also plan to expand underground transmission and distribution facilities to meet customer demand for more environment-friendly facilities. In order to reduce the interruption time in power distribution, which is an indicator of the quality of electricity transmission, we also continue to invest in automation of electricity transmission and development of new transmission technologies, among others.

Some of the facilities we own and use in our distribution system use rights of way and other concessions granted by municipal and local authorities in areas where our facilities are located. These concessions are generally renewed upon expiration.

New Energy Industry Projects

Certain of our new energy industry projects are described below.

Advanced Metering Infrastructure

In July 2012, the Government implemented a master plan to build out a smart grid, which includes the Advanced Metering Infrastructure (“AMI”) roadmap. In August 2018 and February 2023, the Government updated the master plan to focus on building electricity market ecosystem and constructing smart energy consuming structure focused on energy efficiency. In accordance with such plan, we are in the process of installing “smart meters” and related communication networks and operating systems as part of the “smart grid” initiative in an effort to enhance efficiency in the power electricity industry and alleviate growing energy shortage concerns. Our goal is to complete such installation for all of the households in Korea. Smart meters refer to digital meters that record, on a real-time basis, electricity consumption within a household so that consumers will have a price-based incentive to enhance efficiency in their electricity usage. As of December 31, 2024, we have established a data communication network that enables smart meters for 2.5 million households, and we plan to establish it for remaining 20.0 million households in new replacement cycle starting from 2025. We have spent Won 1,763 billion on the AMI project as of the end of 2024 and expect to spend an additional Won 68 billion, bringing the total cost to approximately Won 1.8 trillion.

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

In alignment with the Government’s energy policy aimed at the production and consumption of environmentally sustainable electricity within the region, we undertook a grid-connected microgrid initiative tailored for energy-intensive industrial complexes. In 2022 and 2023, we secured consecutive orders for the national smart green industrial complex microgrid project and successfully built solar energy systems and energy storage systems in Gu-mi and Yeo-su industrial complexes.

Energy Storage Systems

In October 2013, as part of an endeavor to create new markets for energy demand management applications using information and communication technology, we established a business plan to roll out energy storage systems for frequency regulation nationwide. These systems involve the establishment and operation of batteries and transformers with large-sized charge and discharge capabilities adjacent to substations to transmit electricity stably with regulated frequencies and optimize the efficiency of the substation operation. This system allows full conversion of reserve capacity for frequency regulation at existing low-cost generators into electricity storage and, if operated in sizable scale, offers opportunities for substantial cost savings in the purchase of electricity.

In December 2014, we conducted a pilot project for this initiative by installing a total of 52 megawatt energy storage systems at the Seo-Anseong substation and the Shin-Yongin substation, which commenced commercial operations in July 2015. With the commencement of an energy storage system at Yeong-Ju substation in December 2023 and energy storage sytems at five other substations, including Bu-buk, in September 2024, the total capacity of our energy storage systems reached 1,404 megawatts in 2024.

Electric Vehicle Charging Infrastructure

In order to promote the use of environment-friendly electric vehicles, we began constructing infrastructure for electric vehicles in 2009. Since 2016, we have installed electric vehicle charging stations throughout public space and residential building complexes. In 2017, we created a platform for businesses in the electric vehicle charging industry by charging for the service and making the infrastructure available to the market. We have installed 9,839 high and low speed electric vehicle charging stations by the end of 2024 and plan to expand such stations in line with the Government policy to popularize electric vehicles. We plan to continue fostering businesses and revitalizing the electronic vehicle charging market by developing the current infrastructure and providing new services.

In January 2016, the Ministry of Trade, Industry and Energy announced an initiative to promote the new energy industry by creating the New Energy Industry Fund. For further details, see “—Capital Investment Program.”

Fuel Sources and Requirements

Nuclear

Uranium, the principal fuel source for nuclear power, accounted for 43.1% and 46.1% and 48.1% of the fuel requirements for electricity generation by us and our generation subsidiaries in terms of electricity generated in 2022, 2023 and 2024, respectively.

All uranium ore concentrates used by KHNP are imported from, and conversion and enrichment of such concentrates are provided by, sources outside Korea and are paid for with currencies other than Won, primarily U.S. dollars.

In order to ensure a stable supply, KHNP enters into medium and long-term contracts with various suppliers and supplements such supplies with purchases in spot markets. In 2024, KHNP purchased approximately 3,851 tons of its uranium concentrate requirement under both long-term and spot supply contracts with suppliers in Canada, France, the United Kingdom, Switzerland, and Uzbekistan. Under the long-term supply contracts, the purchase prices of uranium concentrates are adjusted annually based on base prices and spot market prices prevailing at the time of delivery. The conversion and enrichment services of uranium concentrates are provided by suppliers in France, Canada, Japan, the United Kingdom, the United States, and Switzerland. The uranium concentrates will then be further processed by a Korean company before they are ready for use. Except for certain fixed contract prices, contract prices for processing of uranium are adjusted annually in accordance with the general rate of inflation. KHNP intends to obtain its uranium requirements in the future, in part, through purchases under medium to long-term contracts and, in part, through spot market purchases.

Coal

Bituminous coal accounted for 39.8%, 38.0% and 35.4% of the fuel requirements for electricity generation by us and our generation subsidiaries in 2022, 2023 and 2024, respectively, and anthracite coal accounted for 0.5%, 0.5% and 0.5% of our fuel requirements for electricity generation in terms of electricity generated in 2022, 2023 and 2024, respectively.

In 2024, our generation subsidiaries purchased approximately 57.0 million tons of bituminous coal, of which approximately 29.8%, 18.3%, 12.6%, 10.3% and 29.1% were imported from Indonesia, Australia, Russia, South Africa and others, respectively. Approximately 97.2% of the bituminous coal requirements of our generation subsidiaries in 2024 were purchased under long-term contracts with the remaining 2.8% purchased in the spot market. Some of our long-term contracts relate to specific generating plants and extend through the end of the projected useful lives of such plants, subject in some cases to periodic renewal. Pursuant to the terms of our long-term supply contracts, prices are adjusted periodically based on market conditions. The average cost of bituminous coal per ton purchased under such contracts amounted to Won 231,643, Won 177,376 and Won 137,342 in 2022, 2023 and 2024, respectively.

In 2024, our generation subsidiaries purchased approximately 1 million tons of anthracite coal. The prices for anthracite coal under such contracts are set by the Government. The average cost of anthracite coal per ton purchased under such contracts was Won 224,827, Won 182,527 and Won 180,031 in 2022, 2023 and 2024, respectively.

Oil

Oil accounted for 0.1%, 0.02% and 0.0% of the fuel requirements for electricity generation by us and our generation subsidiaries in terms of electricity generated in 2022, 2023 and 2024, respectively.

In 2024, our generation subsidiaries purchased approximately and 3.98 million barrels of fuel oil, substantial portion of which was purchased from domestic refiners through competitive open bidding. Purchase prices are based on the spot market price in Singapore. The average cost of oil per barrel was Won 215,729, Won 191,452 and Won 153,660 in 2022, 2023 and 2024, respectively.

LNG

LNG accounted for 13.1%, 12.0% and 11.9% of the fuel requirements for electricity generation by us and our generation subsidiaries in terms of electricity generated in 2022, 2023 and 2024, respectively. In 2024, for use in electricity generation we purchased approximately 5.54 million tons of LNG from Korea Gas Corporation, a Government-controlled entity in which we currently own a 20.47% equity interest (excluding treasury shares). In 2024, we purchased a substantial portion of our LNG requirements for use in power generation from Korea Gas Corporation. Under the terms of the LNG contract with Korea Gas Corporation, all of our five non-nuclear generation subsidiaries jointly and severally agreed to purchase a total of 5.29 million tons of LNG in 2024, subject to an automatic price adjustment annually based on a pre-determined formula if the actual purchased amount exceeds or falls short of the contracted amount. We believe the quantities of LNG provided under such contract will be adequate to meet the needs of our generation subsidiaries for LNG for the next several years. The LNG supply contracts between our generation subsidiaries and Korea Gas Corporation generally have a term of 20 years and provide for minimum purchase requirements for our generation subsidiaries, the specific terms of which are subject to negotiation between Korea Gas Corporation and our generation subsidiaries and approval by the Government. The average cost per ton of LNG was Won 1,552,647, Won 1,391,146 and Won 1,093,407, in 2022, 2023 and 2024, respectively. Korea Gas Corporation implemented a new individual tariffs formula, whereby the domestic power plants can negotiate lower prices directly with Korea Gas Corporation. The new formula applies to domestic power plants whose current contracts with Korea Gas Corporation expire after January 2022 and also to new power plants commencing operations from January 2022. Meanwhile, KOMIPO procures LNG directly through a contract with a brokerage firm, in addition to the amount supplied by Korea Gas Corporation and Incheon City Gas Co., Ltd. In 2024, the total amount of KOMIPO’s direct LNG procurement was 0.78 million tons, with 31.6%, 30.5%, 21.4%, 8.7% and 7.8% of the total imported from Russia, Malaysia, Australia, United States and other countries, respectively. KOWEPO procures LNG directly through contracts with brokerage firms, in addition to the amount supplied by Korea Gas Corporation. In 2024, the total amount of KOWEPO’s direct LNG procurement was 0.18 million tons, with 33%, 34%, and 33% of the total imported from the UAE, the United States, and Australia, respectively. KOSPO procures LNG directly through contracts with international oil companies, national oil companies, traders and LNG producers, in addition to the amount supplied by Korea Gas Corporation. In 2024, the total amount of KOSPO’s direct LNG procurement was 0.2 million tons, all of which was imported from the United States.

Hydroelectric

Hydroelectric power generation, including pumped storage, accounted for 1.2%, 1.3% and 1.6%, of the fuel requirements for electricity generation by us and our generation subsidiaries in terms of electricity generated in 2022, 2023 and 2024, respectively. The availability of water for hydroelectric power depends on rainfall and competing uses for available water supplies, including residential, commercial, industrial and agricultural consumption. Pumped storage enables us to increase the available supply of water for use during periods of peak electricity demand.

Sales and Customers

Our sales depend principally on the level of demand for electricity in Korea and the rates we charge for the electricity we sell to the end-users.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s GDP and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year basis. In 2024, the GDP increased by 2.0% compared to 2023, whereas the demand for electricity in Korea increased by 0.7% compared to 2023.

	2020	2021	2022	2023	2024
Growth in GDP	(0.7)%	4.6%	2.7%	1.4%	2.0%
Growth in electricity consumption	(2.2)%	4.7%	2.7%	(0.4)%	0.7%

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

	2020 (GWh)	YoY growth (%)	2021 (GWh)	YoY growth (%)	2022 (GWh)	YoY growth (%)	2023 (GWh)	YoY growth (%)	2024 (GWh)	YoY growth (%)	% of Total 2024
Residential	76,303	5.0	79,915	4.7	80,996	1.4	82,348	1.7	86,989	5.6	15.8
Commercial	113,639	(2.2)	119,550	5.2	127,193	6.4	130,844	2.9	134,807	3.0	24.5
Educational	7,515	(12.2)	8,423	12.1	9,074	7.7	9,232	1.7	9,433	2.2	1.7
Industrial	278,660	(3.7)	291,333	4.5	296,036	1.6	290,555	(1.9)	286,212	(1.5)	52.1
Agricultural	19,029	0.8	20,603	8.3	21,420	4.0	20,763	(3.1)	21,088	1.6	3.8
Street lighting	3,507	(1.8)	3,445	(1.8)	3,424	(0.6)	3,399	(0.7)	3,402	0.1	0.6
Overnight Power	10,616	(6.7)	10,162	(4.3)	9,790	(3.7)	8,825	(9.9)	7,890	(10.6)	1.4

Total	509,270	(2.2)	533,431	4.7	547,933	2.7	545,966	(0.4)	549,821	0.7	100

The industrial sector represents the largest segment of electricity consumption in Korea. Demand for electricity from the industrial sector was 286,212 gigawatt hours in 2024, representing a 1.5% decrease from 2023, largely due to decreases in export and industrial demand. Demand for electricity from the commercial sector depends largely on the level and scope of commercial activities in Korea. Demand for electricity from the commercial sector increased to 134,807 gigawatt hours in 2024, representing a 3.0% increase from 2023, largely due to a 1.0% increase in the number of commercial customers and increased demand for air-conditioning and other cooling appliances during the summer months due to higher average temperatures in 2024 compared to 2023. Demand for electricity from the residential sector is largely dependent on population growth and use of heaters, air conditioners and other electronic appliances. Demand for electricity from the residential sector increased to 86,989 gigawatt hours in 2024, representing a 5.6% increase compared to 2023, largely due to a 0.6% increase in the number of residential customers and an increase in the demand for air conditioning due to abnormally higher temperatures during the summer months.

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

	2020	2021	2022	2023	2024
Facility reserve margin	43.5%	44.1%	46.0%	52.3%	53.6%
Supply reserve margin	9.9%	10.5%	11.8%	11.4%	8.5%

In addition, in accordance with the delegating regulations of the Energy Use Rationalization Act, the Ministry of Trade, Industry and Energy designated us as a pilot operator for the Energy Efficiency Resource Standards (“EERS”) in 2018. To promote the development of energy-efficient technologies and practices, EERS sets energy savings targets for energy suppliers to pursue in proportion to their energy sales, requiring that, in 2025, we save as much as 0.2% of our 2023 electricity sales by reducing our customers’ consumption. In accordance with the EERS regulations, we plan to increase our savings target to 1% of annual electricity sales by 2031. The EERS pilot project is expected to be converted into an actual project in 2026 pursuant to the revision of the Energy Use Rationalization Act in 2025.

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

Under the Electric Utility Act and the Price Stabilization Act, electricity rates are established at the same level as the Total Comprehensive Cost that would enable us to recover our fair operating costs as well as receive a fair investment return on capital used in our operations. The fair operating costs are defined as the sum of our operating expenses attributable to our electricity supply, our adjusted income taxes and some of non-operational profit or loss.

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

For the purpose of determining the fair rate of return, the rate base is divided into two components in proportion to our total equity and our total debt. The rate of return permitted in relation to the debt component of the rate base is set at a level designed to approximate the weighted average interest cost on all types of borrowing for the periods covered by the rate approval. The rate of return permitted in relation to the equity component of the rate base is set by applying the capital asset pricing model which takes account of the risk-free rate, the return on the Korea Stock Price Index, KOSPI, and the correlation of the stock price of our company with KOSPI. The fair rate of return needs to be approved by the Government in accordance with the Public Notice on Detailed Licensing Standards for Power Generation Business, Electricity Rates Calculation Standards, Permissible Error Range for Electric Meters, and Electric Power System Operation Guidelines. In 2021, the approved rate of return on the debt component of the rate base was 1.77% while the approved rate of return on the equity component of the rate base was 6.62%. As a result of such approved rates of returns, the fair rate of return in 2021 was determined to be 4.06%. The rate of return for 2022 and beyond has not yet been announced.

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

First, we implemented a new cost pass-through tariff system to reinforce the correlation between the costs we incur and the tariff we charge to our customers and to enhance transparency by separately billing fuel costs and climate/environment related costs. Previously, the electricity tariff consisted of two main components: (i) the base charge (the “Base Charge”) and (ii) the usage charge (the “Usage Charge”) based on the amount of electricity consumed by end-users. Under the new tariff system, there are new components to the tariff called the fuel cost adjusted charge (the “Fuel Cost Adjusted Charge”) and the climate/environment related charge (the “Climate/Environment Related Charge”). In principle, the Fuel Cost Adjusted Charge is calculated on a quarterly basis, and the formula for calculating the amount of the Fuel Cost Adjusted Charge is multiplying (i) the unit price of the Fuel Cost Adjusted Charge (the “Unit Price of the Fuel Cost Adjusted Charge”), which is the difference between a base fuel cost (the “Base Fuel Cost”) and an actual fuel cost (the “Actual Fuel Cost”) and

(ii) the amount of electricity consumed. The Base Fuel Cost is the past twelve-month average fuel price of bituminous coal, LNG and Bunker C oil as posted by the Korea Customs Service. The twelve-month average fuel price is measured by taking the average of monthly fuel prices from twelve months in between thirteen and one month prior to the time a new Base Fuel Cost becomes effective. To illustrate, the Base Fuel Cost effective from 2023 is the average of the fuel prices from December 2021 to November 2022. The Base Fuel Cost can be adjusted upon the revision of the electricity tariff as a whole. On the other hand, the Actual Fuel Cost is the past three-month average fuel price of the same fuels we use to measure the Base Fuel Cost. The past three-month average fuel price is measured by taking the average of monthly fuel prices from three months in between four and one month prior to the time the Fuel Cost Adjusted Charge is updated. To illustrate, for the first quarter of 2025, we used the fuel costs for September, October and November 2024 to calculate the three-month average fuel price.

The quarterly-adjusted Fuel Cost Adjusted Charge has built-in limits in view of price stability and other public policy considerations. First, there is a limit on any change in the Unit Price of the Fuel Cost Adjusted Charge to be no less than Won ±1 per kilowatt-hour. In other words, any change less than Won ±1 per kilowatt- hour will not be reflected. However, such limit does not apply if it is the first quarter during which the Base Fuel Cost has been newly updated. Second, the Unit Price of the Fuel Cost Adjusted Charge that exceeds Won ±5 per kilowatt-hour will not be reflected. In other words, the maximum adjustment that can be incorporated to the Unit Price of the Fuel Cost Adjusted Charge is equal to Won ±5 per kilowatt-hour from the Base Fuel Cost that is in effect. For example, in the third quarter of 2023, the Unit Price of the Fuel Cost Adjusted Charge was Won 10.2 per kilowatt-hour, meaning the Actual Fuel Cost was higher than the Base Fuel Cost by Won 10.2 per kilowatt-hour, but after being subjected to the limit of Won ±5 per kilowatt-hour, the Unit Price of the Fuel Cost Adjusted Charge came out to be Won 5.0 per kilowatt-hour.

However, our ability to pass on fuel and other cost increases to our customers may be limited due to Government regulations on the rates charged for the electricity we supply to our customers. In addition to the built-in limits described in the preceding paragraph, the new tariff system gives discretion to the Government to not wholly or partially adjust the quarterly Fuel Cost Adjusted Charge in case of extenuating circumstances, as determined by the Government. For example, in the second and third quarter of 2021, although the Unit Price of the Fuel Cost Adjusted Charge was Won –0.2 and Won 0.0 per kilowatt-hour respectively, the Government notified us to keep it at the same Won –3.0 per kilowatt-hour as the first quarter of 2021. In the fourth quarter of 2021, we increased the Unit Price of the Fuel Cost Adjusted Charge to Won 0.0 per kilowatt-hour. In the first and second quarters of 2022, although the Unit Price of the Fuel Cost Adjusted Charge as calculated should have been Won 3.0 per kilowatt-hour as the quarterly limit of Won ±3 per kilowatt-hour had existed back then, the Government notified us to keep it at the same Won 0.0 per kilowatt-hour as the fourth quarter of 2021. The Government cited different policy reasons for withholding the application of the quarterly Fuel Cost Adjusted Charge in the past, but one of the more consistent reasons has been alleviating the hardship caused by the prolonged economic effects of COVID-19 pandemic. As the quarterly limit of Won ±3 per kilowatt-hour was repealed in the third quarter of 2022 and with the approval by the Government, we ultimately increased the Unit Price of the Fuel Cost Adjusted Charge to Won 5.0 per kilowatt-hour in the third quarter of 2022, which represented the maximum permissible increase for 2022 under the regulatory cap. From then to the second quarter of 2025, the same Won 5.0 per kilowatt-hour increment has been applied to the Unit Price of the Fuel Cost Adjusted Charge. Even though the quarterly adjustment amounts calculated under our formula were Won -1.8, Won -4.0, Won -2.5, Won -6.4, Won -6.4, Won -5.1 and Won -4.2 per kilowatt-hour per each quarter from the fourth quarter of 2023, to the second quarter of 2025, respectively, the Government notified us to maintain the Unit Price at Won 5.0 per kilowatt-hour, taking into consideration our financial conditions and the fact that a substantial amount of the Fuel Cost Adjusted Charge that should have been reflected in previous years has not previously been reflected in the electricity tariff.

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

Due to the likelihood of the Actual Fuel Cost being substantially over the adjustment limits imposed by the new tariff system and the Government’s discretion not to wholly or partially adjust the quarterly Fuel Cost Adjusted Charge in case of extenuating circumstances, there may be certain portions of the fuel costs that cannot be charged to our customers, even though those portions should have been included in the Fuel Cost Adjusted Charge. In such cases, we may accumulate such portions and reflect them in what is called the Total Comprehensive Cost, which is a variable we use to calculate the Base Charge and the Usage Charge of the tariff. The Total Comprehensive Cost, which we submit each year to the Government for review, is calculated using the relevant costs according to our settled accounts from the previous year and the proposed budget for the upcoming year. Under the Total Comprehensive Cost approach, the Base Charge and the Usage Charge are established at levels that would enable us to recover fair operating costs as well as fair investment return on the capital used in our operations. For further information on fair operating costs and fair investment return, please see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.” The Base Charge and the Usage Charge that are derived from the Total Comprehensive Cost need to be approved by the Government before they can be revised. The Government may, from time to time, consider different policy objectives to regulate the time and magnitude of such revision of the Base Charge and the Usage Charge of the electricity tariff. Therefore, changes in the fuel costs may not be timely or fully reflected even through the Usage Charge of the tariff where they would typically be reflected. In December 2021, there was a need to increase the Usage Charge by Won 9.8 per kilowatt-hour from January 2022 to reflect the rise in the Base Fuel Cost. With approval by the Government, we increased the Usage Charge by Won 4.9 per kilowatt-hour on April 1, 2022 and October 1, 2022 respectively, which resulted in a total increase of Won 9.8 per kilowatt-hour. Such increases were spread out into two rounds to relieve people’s hardship including the prolonged effects of COVID-19 pandemic. In addition, in October 2022, we increased the Usage Charge of the tariff by Won 7.0 to Won 11.7 per kilowatt-hour on industrial and commercial consumers and by Won 2.5 per kilowatt-hour on all other consumers, reflecting additional accumulated increases in fuel costs. In 2023, with the approval of the Government, we increased the Usage Charge by Won 11.4 and Won 8.0 per kilowatt-hour in January and May 2023, respectively, to reflect a portion of the increase in the Base Fuel Cost. Also, we increased the Usage Charge of the tariff by Won 6.7 to Won 13.5 per kilowatt-hour for large-scale industrial consumers in November 2023 to reflect additional accumulated increases in fuel costs. In its economic policy direction statement for 2023, the Government announced its plans to gradually increase the tariff in order to address our cumulative deficit by 2027. However, there is no assurance on whether such plans will be realized. On October 23, 2024, in coordination with the Government, we announced that, starting from October 24, 2024, we will increase electricity tariff on industrial consumers by an average of Won 16.1 per kilowatt-hour, representing an average increase of 9.7% from the previous tariff, while maintaining the same electricity tariff on the rest of the consumers.

Also, the new tariff system introduced an additional component to the tariff called a climate/environment related charge (the “Climate/Environment Related Charge”). Previously, our climate and environment costs were embedded in the Usage Charge component of the tariff and our consumers could not discern the exact magnitude of such costs. By separating it out as an independent component, we intend to provide more information and transparency to our customers while having the flexibility to adjust it in alignment with the underlying costs. The Climate/Environment Related Charge for the coming year is calculated by multiplying (i) our total estimated costs of (A) complying with the Renewable Portfolio Standard program, the greenhouse gas emission trading system and the coal-fired generation reduction program for the current year and (B) amounts paid back to customers under the Energy Cashback program, a program offering discounts (in the form of cashbacks) to participating customers who reduce electricity consumption beyond certain thresholds in order to promote energy conservation, and then dividing it by the electricity sales projected for the coming year (the “Climate/Environment Related Base Rate”), and (ii) the amount of electricity consumed. The value of the Climate/Environment Related Base Rate for 2024 was Won 9.0 per kilowatt-hour, which has been maintained up to the date of this annual report. Even though the Climate/Environment Related Charge is planned to be adjusted every year by reflecting the change in climate and environment-related costs but the Government may change the date of adjustment in consideration of different policy objectives. If there are discrepancies between our costs and the Climate/Environment Related Charge, we may accumulate such discrepancies and reflect them in our Total Comprehensive Cost. However, the electricity rate based on the Total Comprehensive Cost needs to be approved by the Government to be revised.

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

Our current tariff schedule reflecting the adjustments outlined above and effective from April 1, 2025 is summarized below by the type of usage:

•

Industrial. The monthly Base Charge varies from Won 5,550 per kilowatt to Won 9,810 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy Usage Charge varies from Won 88.0 per kilowatt-hour to Won 259.8 per kilowatt-hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

•

Commercial. The monthly Base Charge varies from Won 6,160 per kilowatt to Won 9,810 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy Usage Charge varies from Won 83.5 per kilowatt-hour to Won 229.4 per kilowatt-hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

•

Residential. The monthly Base Charge varies from Won 730 for electricity usage of less than 200 kilowatt-hours to Won 7,300 for electricity usage in excess of 400 kilowatt-hours. During the months of July and August each year, the usage ceiling for the first two tiers of rates increased from 200 kilowatts to 300 kilowatts for the first tier and from 400 kilowatts to 450 kilowatts for the second tier. Residential tariff also includes an energy Usage Charge ranging from Won 105.0 to Won 307.3 per kilowatt-hour for electricity usage depending on the amount of usage and voltage. During the peak usage periods during summer and winter, namely the months of July and August and December to February, a higher energy Usage Charge of Won 736.2 per kilowatt-hour applies to residential consumers whose monthly electricity consumption exceeds 1,000 kilowatts hour. Also, in the case of Jeju island, in accordance with the new tariff system, residents may also opt for our new seasonal and hourly tariff schedule as an alternative. Under the new schedule, the monthly Base Charge is Won 4,310 per kilowatt. The Usage Charge varies from Won 125.8 per kilowatt-hour to Won 220.5 per kilowatt-hour depending on season and time of the day.

•

Educational. The monthly Base Charge varies from Won 5,230 per kilowatt to Won 6,980 per kilowatt depending on the voltage used and the rate option. The energy Usage Charge varies from Won 70.5 per kilowatt-hour to Won 187.1 per kilowatt-hour depending on the voltage used, the season and the rate option.

•

Agricultural. The monthly Base Charge varies from Won 360 per kilowatt to Won 1,210 per kilowatt depending on the type of usage. The energy Usage Charge varies from Won 48.3 per kilowatt-hour to Won 68.6 per kilowatt-hour depending on the type of contract, the voltage used and the season.

•

Street-lighting. The monthly Base Charge is Won 6,290 per kilowatt and the energy Usage Charge is Won 112.6 per kilowatt-hour. For electricity capacity of less than 1 kilowatt or for places where the installation of the electricity meter is difficult, a fixed rate of Won 47.2 per watt applies, with the minimum monthly charge of Won 1,220.

In 2001, as part of implementing the Restructuring Plan, the Ministry of Trade, Industry and Energy established the Electric Power Industry Basis Fund to enable the Government to take over certain public services previously performed by us. 3.7% of the tariff collected from our customers from December 28, 2005 through June 30, 2024, 3.2% of the tariff collected from our customers from July 1, 2024 through June 30, 2025, and 2.7% of the tariff collected from our customers from July 1, 2025 has been or will be transferred to the Electric Power Industry Basis Fund prior to us recognizing sales revenue.

Direct Power Purchase

Pursuant to the Electric Utility Act and the Enforcement Decree of the Electric Utility Act, purchasers of power capacity in excess of 30,000 Kilovolt-amps (kVA) (the threshold was previously 50,000 kVA prior to an amendment to the Enforcement Decree of the Electric Utility Act in June 2007) have been allowed to purchase electricity directly through the Korea Power Exchange. Until very recently there have been no such cases of direct purchase of electricity in Korea. However, as there has been increased interest in the market, in 2025 the Korea Power Exchange amended the Rules on Operating Electricity Market to regulate and provide market participants with clearer guidelines applicable to such direct purchases. Direct purchases of electricity may adversely affect our market share in electricity sales and, particularly if it were to gain widespread acceptance, may negatively affect our business, financial condition, results of operations and cash flows.

Power Development Strategy

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity based on the Basic Plan, which is generally revised and announced every two years by the Government. In February 2025, the Government announced the Eleventh Basic Plan which will apply from 2024 to 2038. The Eleventh Basic Plan focuses on (a) establishing an energy mix and equipment plan that comprehensively considers policy principles such as supply stability, efficiency and carbon neutrality and (b) proactively strengthening the power grid and advancing market sophistication to expand carbon-free power sources, and includes the following specific measures: (i) following the continued use of nuclear power as a carbon-free source, the Eleventh Basic Plan includes the construction of two new large nuclear power plants with an aggregate generation capacity of 2.8 gigawatts by 2038 and commercial operation of a small modular reactor with generation capacity of 0.7 gigawatts by 2035, which together with other previously planned facilities, is expected to increase nuclear power capacity from 24.7 gigawatts in 2023 to 35.2 gigawatts in 2038; (ii) aging coal-fired power plants to be gradually replaced with carbon-free power sources and LNG plants, with a principle of simultaneous replacement with the same capacity – accordingly, coal power capacity is expected to decrease from 39.2 gigawatts in 2023 to 22.2 gigawatts in 2038, while LNG power capacity is expected to increase from 43.2 gigawatts in 2023 to 69.2 gigawatts in 2038; (iii) renewable energy will be systematically expanded, including expansion of solar and wind power generation capacities and market system reforms, which is expected to increase renewable energy generation capacity from 30.0 gigawatts in 2023 to 121.9 gigawatts in 2038; (iv) through the expansion of nuclear power, renewable energy, clean hydrogen and ammonia, reaching carbon-free share of 53.0% by 2030 and 70.7% by 2038, and ultimately achieving carbon neutrality; and (v) building a power grid with sufficient capacity to accommodate carbon-free energy sources. The Eleventh Basic Plan also aims to ensure a sufficient and timely electricity supply to advanced industries such as semiconductor clusters, as well as establishing an integrated supply-demand management system and an auction market in order to further stability and power source diversification.

Accordingly, we plan to establish the Eleventh Transmission and Substation Facilities Plan in accordance with the Eleventh Basic Plan. The Eleventh Transmission and Substation Facilities will apply from 2024 to 2038 and will focus on initiatives such as the timely construction of transmission and substation facilities to meet increasing demand, integration of the management system for power plants including nuclear and renewable energy, and reinforcement of the national infrastructure grid to achieve carbon neutrality.

In March 2022, the Government enacted the Framework Act on Carbon Neutrality with the goal of transitioning to a carbon neutral society by 2050 through sustainable green growth. Carbon neutrality initiatives set forth in the Framework Act on Carbon Neutrality includes setting medium- to long-term greenhouse gas reduction targets and implementing measures to combat the climate crisis. Accordingly, it will be important for us to cooperate with Government initiatives and minimize the environmental impact we have on the climate crisis through our operations.

Pursuant to the Special Act on the Activation of Distributed Energy enacted in June 2023, a power grid impact assessment system has been implemented since June 2024 which manages the production and consumption of electricity at regional levels, trying to prevent concentrated demand from specific areas that would require excessive expansion of the broader power grid. Additionally, in November 2024, we entered into an agreement with advanced industry companies for the construction of infrastructure facilities, which is expected to allow us to collaborate with customers and generation companies to reduce investment costs, utilize land more efficiently, and promote the timely completion of power facilities, thereby fostering new businesses.

We cannot assure that the Framework Act on Carbon Neutrality, the Special Act on the Activation of Distributed Energy, the Eleventh Basic Plan, the Eleventh Long-Term Transmission and Substation Facilities Plan or the respective plans to be subsequently adopted will successfully achieve their intended goals. If there is significant variance between the projected electricity supply and demand considered in planning our capacity expansions and the actual electricity supply and demand or if these plans otherwise fail to meet their intended goals or have other unintended consequences, this may result in inefficient use of our working capital, mispricing of electricity and undue financing costs on the part of us and our generation subsidiaries, among others, which may have a material adverse effect on our results of operations, financial condition and cash flows.

Capital Investment Program

The table below sets forth, for each of the years ended December 31, 2022, 2023 and 2024, the amounts of capital expenditures for the construction of generation, transmission and distribution facilities.

2022		2023		2024
(In billions of Won)
~~W~~	13,886	~~W~~	15,518	~~W~~	16,720

The table below sets forth the currently estimated installed capacity for new or expanded generation units to be completed by our generation subsidiaries in each year from 2025 to 2028 based on the Eleventh Basic Plan, as amended.

Year	Number of Units	Type of Units	Total Installed Capacity
			(Megawatts)
2025	2	LNG-combined	1,062
	21	Renewables	108
2026	2	Nuclear power	2,800
	1	LNG-combined	500
	34	Renewables	90
2027	7	LNG-combined	4,270
	12	Renewables	33
2028	4	LNG-combined	1,711
	8	Renewables	76

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

The table below sets forth, for the period from 2025 to 2027, the budgeted amounts of capital expenditures pursuant to our capital investment program, which primarily consist of budgets for the construction of generation, transmission and distribution facilities and, to a lesser extent, renewable energy generation and new energy industry projects. The budgeted amounts may vary from the actual amounts of capital expenditures for a variety of reasons, including, among others, the implementation of the Tenth Basic Plan currently in place, changes in the number of units to be constructed, the actual timing of such construction, changes in rates of exchange between the Won and foreign currencies and changes in interest rates.

	2025		2026		2027		Total
	(in billions of Won)
Generation(1):
Nuclear	~~W~~	4,143	~~W~~	5,575	~~W~~	5,451	~~W~~	15,169
Thermal		4,471		5,102		6,257		15,829
Renewables and others		518		1,101		1,204		2,823

Sub-total		9,132		11,778		12,912		33,822

Transmission and Distribution:
Transmission		5,115		5,129		5,551		15,795
Distribution		3,813		3,766		3,953		11,532

Sub-total		8,928		8,895		9,504		27,327

Others(2)		1,324		1,354		1,335		4,012

Total	~~W~~	19,383	~~W~~	22,027	~~W~~	23,750	~~W~~	65,161

Notes:

(1)	The budgeted amounts for our generation facilities are based on the Ninth Basic Plan, as amended.
(2)	Principally consists of investments in telecommunications and new energy industry projects, among others.

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

Furthermore, as a measure to address the high level of particulate matter pollution, in October 2018, the Government introduced a pilot regulation to lower the output of 35 coal-fired generation units to approximately 80% of their capacity that emit more than a certain amount of particulate matter. The regulation was formally implemented in January 2019, targeting 40 coal-fired power plants with high emissions of particulate matter. From March to June 2019, the scope expanded to cover 60 units in total. In addition, coal-fired generation units originally scheduled for preventive maintenance during the second half of 2019 were required to undertake such maintenance earlier in the spring of 2019. In November 2019, the Government pursued a reduction of coal-fired generation units in order to implement the Special Measures to Respond to the High Concentration Period (December to March) of Particulate Matter. We plan to continue to participate in the effort to reduce the particulate matter emissions from coal-fired generation units, not only during the winter but also during the spring. For example, as of March 31, 2025, 53 coal-fired generation units were subject to a cap of 80% of their capacity. Additionally, the Government adjusted the schedule to close down two decrepit coal-fired generation units (Boryeong #1 and #2), which were shut down in December 2020. Also, other coal-fired generation units, Samcheonpo #1 and #2, were shut down in May 2021 and Honam #1 and #2 units in December 2021. According to the Tenth Basic Plan announced in December 2022, the total coal-fired power plant capacity in 2036 will decrease to 27.1 gigawatts from 40.2 gigawatts in 2023, and its percentage of total power generation capacity will decrease to 11.3% in 2036 from 27.1% in 2023. While such measures may be subject to change, we expect to incur significant costs of complying with such measures, including in connection with more stringent particulate matter pollution regulations, retrofitting and overall replacement of environmental facilities.

We have financed, and plan to finance in the future, our capital investment programs primarily through net cash provided by our operating activities and financing in the form of debt securities and loans from domestic financial institutions, and to a lesser extent, borrowings from overseas financial institutions. In addition, in order to prepare for potential liquidity shortage, we maintain several credit facilities with financial institutions in the aggregate amounts of Won 12,519 billion and US$1,086 million on a consolidated basis, the full amount of which was available as of December 31, 2024. We, KHNP, KOMIPO and KOWEPO also maintain global medium-term note programs in the aggregate amount of US$21 billion, of which approximately US$11 billion remains currently available for future drawdown. See also Item 5.B. “Liquidity and Capital Resources—Capital Resources.”

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

We continuously endeavor to contribute to sustainable growth (whether as an economy, a society or an ecosystem) by actively taking actions that befit our social responsibility as a corporate citizen in the energy industry. For example, in 2005, we became the first public company in Korea to join the United Nations Global Compact, an international voluntary initiative designed to hold a forum for corporations, United Nations agencies, labor and civic groups to promote reforms in economic, environmental and social policies. As part of our involvement with such initiative, we issue an annual report named the “Sustainability Report” to disclose our activities from the perspectives of economy, environment and society, in accordance with the reporting guidelines of the Global Reporting Initiative, the official collaborating center of the United Nations Environment Program that works in cooperation with United Nations Secretary General. We recognize the interest in ESG within the investors’ community and are continuously pursuing safe and clean energy supply and distribution by reducing greenhouse gas emissions and enhancing our ability to respond to climate change, the details of such efforts provided through periodic sustainability reports. In addition, we made detailed disclosures on our sustainability reports in accordance with the global sustainability frameworks such as the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) and the standards of the Sustainability Accounting Standards Board from 2020. In 2024, as TCFD was merged with the International Sustainability Standards Board, we applied the IFRS S1 and S2 in “2024 Sustainability Report” instead of the TCFD recommendations, and we also applied a domestic sustainability framework, “K-ESG Guidelines,” to improve our reporting of sustainability achievements. Since 2022, we have published an integrated report covering us and our six generation subsidiaries for reporting domestic and international sustainability achievements such as energy transition, response to climate change, sustainable supply chain and safety management. In each year since 2014, we have been selected as one of the notable companies in the Asia Pacific region in the global electricity utility sector by the Dow Jones Sustainability Indices, which measures management performance in terms of contribution to sustainability.

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

In October 2020, we stated that we intend to focus on low-carbon and eco-friendly overseas projects, such as new and renewable energy and combined-cycle gas power generation and not pursue new projects in coal-fired power plants. For our overseas coal-fired power plant projects, we intend to sell them in multiple stages by analyzing the conditions of the sale, including the valuation of projects, identification of potential buyers, consultation with stakeholders and prioritization of better deals. We also aim to carry out our combined-cycle gas power generation projects on the condition that they adopt new technologies, such as ammonia or hydrogen co-firing and CCUS, which can reduce carbon emissions. In the long run, we aim to achieve carbon neutrality by reorganizing our business portfolio to focus on decarbonization, renewable energy and new businesses.

In December 2020, we established an Environment, Social and Governance (“ESG”) Committee within our board of directors to reinforce ESG-based management system and to ensure continuous performance in this area. Our ESG Committee is charged with resolving major management issues related to ESG, establishing ESG management strategies and business plans and checking on the overall direction of sustainable management. From 2021, we established an ESG Advisory Committee to support the ESG Committee. By operating the ESG Committee and the ESG Advisory Committee, we closely monitor the risks and opportunities related to ESG. Furthermore, our generation subsidiaries have established ESG Committees composed of non-standing directors to closely monitor ESG issues and manage ESG opportunities and risks.

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

Furthermore, we and our generation subsidiaries issued green bonds in 2022, 2023 and 2024, total issuance with the principal amount of US$1,600 million, US$1,500 million and US$1,200 million, respectively, to expand domestic and overseas renewable energy businesses and renewable energy related facilities.

The table below sets forth the number of emission control equipment installed at thermal power plants by our generation subsidiaries as of December 31, 2024.

	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP
Flue Gas Desulfurization System	12	9	10	12	10
Selective Non-catalytic Reduction System	2	—	2	—	2
Selective Catalytic Reduction System	22	28	20	37	24
Electrostatic Precipitation System	14	18	10	14	12
Low NO2 Combustion System	20	27	13	35	24

Total	70	82	55	98	72

In accordance with the Act on Allocation and Trading of Greenhouse Gas Emission Allowances, enacted in May 2012, the Government implemented a greenhouse gas emission trading system under which the Government will allocate the amount of permitted greenhouse gas emission to companies by industry and a company whose business emits more carbon than the permitted amount is required to purchase the right to emit more carbon through the Korea Exchange. The categories of allowances traded include the Korean Allowance Unit (KAU), which is the emissions allowance allocated to applicable companies by the Government; Korean Credit Unit (KCU), which is a tradable unit converted from external carbon offset certifications including the Korean Offset Credit; and Korean Offset Credit (KOC), which is the verified carbon offset credit obtained by companies for reducing carbon emissions through absorption or otherwise. The greenhouse gas emission trading system has been implemented in three stages. During the first phase (2015 to 2017), the Government gradually set up and conducted test runs of the trading system to ensure its smooth operation, allocating the greenhouse gas emission allowances free of charge. During the second phase (2018 to 2020), 97% of the greenhouse gas emission allowances were allocated free of charge, with 3% allocated through an auction. During the third phase (2021 to 2025), the Government has expanded the scale of the system with aggressive greenhouse gas emission reduction targets and allocating 10% of the greenhouse gas emission allowances through an auction. The Government is also expected to announce details of the fourth phase (2026 to 2030) in July 2025.

In connection with the Climate Change Response Initiatives and the 2030 National Greenhouse Gas Reduction Roadmap announced by the Government in December 2016, the Government subsequently announced the Long-term Low Greenhouse Gas Emission Development Strategies, which presents a long-term vision and national strategy for achieving carbon neutrality in 2050, and the Nationally Determined Contributions (“NDC”), which sets forth the greenhouse gas reduction targets by 2030. According to the Enforcement Decree of the Framework Act on Carbon Neutrality and Green Growth to Cope with Climate Crisis established in March 2022 and the latest figures of NDC announced by the Government in March 2023, the national target level in 2030 was 436.6 million tons and represents 40% reduction as compared to 2018 and the target emission level for the Transformation sector (electricity and heating) as a whole which we are the part of was 145.9 million tons and represents 45.9% reduction as compared to 2018. In October 2021, in accordance with the Government’s goal of achieving carbon neutrality by 2050, the carbon neutrality committee has proposed two scenarios, both of them which aim to achieve net-zero domestic carbon dioxide emissions by 2050. Scenario A will completely suspend thermal power generation by 2050, while scenario B will actively utilize technologies such as CCUS while allowing some thermal power generation to continue beyond 2050. Following the National Basic Plan for Carbon Neutrality & Green Growth enacted in April 2023, the Government has mandated annual sector-specific greenhouse gas reduction targets for the next 20 years from 2023 to 2042 and measures to achieve such targets to be formulated and implemented every five years. In terms of the NDC, the national target emission level remained unchanged but the latest target emission level in 2030 of Transformation sector increased to 145.9 million tons, which represents 45.9% compared to 2018 emission level.

Adhering to such emission and greenhouse gas reduction requirement may result in significant additional compliance costs. For example, the daily market price of the KAUs traded through the Korea Exchange was Won 8,640 per ton in early 2015, and the price has increased continuously thereafter, reaching its peak price at Won 42,500 per ton on April 2, 2020. Since then, the price has decreased and, as of April 3, 2025, the price has been formed around Won 8,740 per ton.

The table below sets forth the amount of annual emission from all generating facilities of our generation subsidiaries for the periods indicated. According to the Eleventh Basic Plan, the amount of CO2 emissions is expected to decrease due to the Government’s carbon-free energy conversion policy. We expect to abolish a total of 37 decrepit coal-fired power plants by 2038 and replace them with LNG power plants or carbon-free plants.

Year (1)	SOx (g/MWh)	NOx (g/MWh)	TSP (2) (g/MWh)	CO2 (kg/MWh)
2020	61	77	4	445
2021	57	68	4	437
2022	47	58	4	406
2023	43	49	3	383

Notes:

(1)	The amounts of annual SOx, NOx and TSP emission for 2022 and 2023 are expected to be determined once the national statistics are confirmed.
(2)	“TSP” means Total Suspended Particles.

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

The following table sets forth the generation capacity and generation volume in 2024 of our generation facilities that are powered by renewable energy sources.

	Generation Capacity (megawatts)	Generation Volume (gigawatt-hours)
Hydraulic Power(1)	650	1,523
Wind Power	189	147
Solar Energy	525	526
Fuel Cells	501	3,596
Others(2)	1,131	5,466

Subtotal	2,997	11,259
As percentage of total(3)	3.51%	2.87%

Notes:

(1)	Excluding generation capacity and volume of pumped storage, which is generally not classified as renewable energy.
(2)	From June 2024, dispatchable renewable energy was categorized as others.
(3)	As a percentage of the total generation capacity or total generation volume, as applicable, of us and our generation subsidiaries.

In order to deal with shortage of fuel and other resources and also to comply with various environmental standards, in 2012 the Government adopted the Renewable Portfolio Standard program, which replaced the Renewable Portfolio Agreement which had been in effect from 2006 to 2011. Under this program, each of our generation subsidiaries is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy or, in case of a shortfall, purchase a corresponding amount of a Renewable Energy Certificate (a form of renewable energy credit) from other generation companies whose renewable energy generation surpass such percentage. Pursuant to the Act on the Promotion of the Development, Use, and Diffusion of New and Renewable Energy and its Enforcement Decree,

the target percentage was 12.5% in 2022, 13.0% in 2023 and 13.5% in 2024. This Act and its Enforcement Decree aim to raise target percentage to 25% by 2030, and the target percentage for each year from 2025 through 2030 as of the date of this annual report is as specified in the table below. In 2023, all six of our generation subsidiaries met the target through renewable energy generation and/or the purchase of a Renewable Energy Certificate. Our generation subsidiaries’ compliance with the 2024 target is currently under evaluation, and if any generation subsidiary is found to have failed to meet the target for 2024 or fails to meet the target for subsequent years, such generation subsidiary may become subject to fines. Accordingly, the proposed target percentages may result in additional expenses for our generation subsidiaries.

	2025	2026	2027	2028	2029	2030
Target Percentage under Renewable Portfolio Standard	14.0%	15.0%	17.0%	19.0%	22.5%	25.0%

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

In line with the spread of RE100, a global campaign by companies around the world to cover 100% of their electricity use with renewable energy by 2050, the Government introduced its own version of RE100 that allows companies and other consumers to choose energy sources from which their electricity is generated. In order for a domestic company to participate in RE100, it needs to enter into either a third-party PPA or a direct PPA, or general and industrial customers may also purchase renewable energy through us in a competitive bidding process and be issued with a certificate of use of renewable energy, which we refer to as the green premium system. On June 21, 2021, the Ministry of Trade, Industry and Energy announced the “Guidelines on Third-Party Power Purchase Agreements for Renewable Energy Generation” that stipulated the method of transaction of renewable energy power among third parties. The relevant legislation for the direct PPA was enacted in the National Assembly in March 2021 and has been in force since October 2021. The Ministry of Trade, Industry and Energy finalized and announced detailed guideline for direct PPA in September 2022. As of December 31, 2024, there are 11 third-party PPAs with total contracted capacity of 23 megawatts and 29 direct PPA with total contracted capacity of 413 megawatts, which are effective under related law and guideline. If there is an expansion in the use of direct PPA, it may adversely affect our market share in electricity sales. In addition to the PPA, the green premium system started in January 2021 and we, on behalf of Korea Energy Agency, are in charge of managing the bidding for renewable energy, receiving bid prices from winning companies, issuing a certificate of use of renewable energy to companies on a quarterly basis and receiving fees from Korea Energy Agency for our service.

Following the amendment to the Hydrogen Economy Promotion and Hydrogen Safety Management Act in February 2024 and its Enforcement Decree enacted in November 2023, the Minister of Trade, Industry and Energy has designated KEPCO and other entities under the Community Energy System to purchase hydrogen-generated electricity. Under such Act, we are required to enter into contracts with hydrogen generators that are selected through competitive bidding process.

The bidding market is comprised of the general hydrogen market and the clean hydrogen power generation market, as categorized based on the type of fuel used. In consideration of the current ecosystem in which fuel cells are used, the general hydrogen power generation market is open to all kinds of hydrogen plants including plants using extracted or by-product hydrogen. On the other hand, the clean hydrogen power generation market is a market where only generators using clean hydrogen plants are allowed to participate. Clean hydrogen is categorized into carbon-free hydrogen, low-carbon hydrogen, and low-carbon hydrogen compounds (including ammonia) according to greenhouse gas emissions in the production and import procedure of hydrogen. The system for certifying clean hydrogen plants will be put in place based on criteria, such as the amount of carbon dioxide emissions, set by relevant enforcement ordinances. The Government has set the bidding volume for the period from 2023 to 2025 in accordance with the Tenth Basic Plan, as shown in the table below.

	Year of bidding market commencement
	2023		2024		2025
	Year of commercial operation commencement	Volume (GWh)	Year of commercial operation commencement	Volume (GWh)	Year of commercial operation commencement	Volume (GWh)
General hydrogen market	2025	1,300	2026	1,300	2027	1,300
Clean hydrogen market	—	—	2027	3,500	2028	3,000

The amount of hydrogen-generated electricity to be purchased by us is determined by the Minister of Trade, Industry and Energy after taking into consideration the Basic Plan and Hydrogen Economy Implementation Basic Plan and shall be determined by multiplying (i) the total amount to be purchased in the current year by (ii) the percentage of our purchase out of the total purchased amount in the year immediately preceding the year when the bidding market for the current year has been set up. Effectively, it will mean there will be a three-year lag between the time periods in (i) and (ii). The Minister shall allow us to reflect the cost arising from the purchase of hydrogen energy into the electricity tariff pursuant to the Act.

Social Programs

In 2024, as part of our safety management activities, our management has held periodic safety management review meetings. We also offer diverse support initiatives for subcontractors, promoting safety and establishing a manual-based system for management of construction sites, in order to prevent industrial accidents. We have also adopted a new management system to respond to disasters and changes in security conditions, revising the evaluation criteria framework to prioritize safety management practices of site managers.

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

As the National Power Grid Expansion Special Act, which we hope will help us expand and build upon our power grid network by (i) requiring the Government to establish and implement a 30-year Basic Plan for National Power Grid Expansion every five years, (ii) establishing a National Power Grid Expansion Committee, (iii) deeming all requisite permits and approvals under applicable laws to be granted upon approval of the implementation plan for grid development projects, and (iv) allowing the Government to provide partial or full financial support for such projects, is set to become effective in 2025, we plan to re-evaluate compensation levels for land that is on or near transmission lines, and in collaboration with local government initiatives to improve resident welfare, including medical services.

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

To achieve this goal, through industry-academic cooperation including partnerships with the Korea Institute of Energy Technology and the Korea Institute of Energy Research, we support the R&D efforts of companies, develop new technologies, and publish R&D results. We also seek to create new growth engines by assisting innovative companies with their technology development and commercialization as they enter the global market. As of December 31, 2024, we have signed agreements with 672 companies relating to investments in the Bitgaram Energy Valley, outperforming our target in 2024 of 670 companies. We are currently developing Bitgaram Energy Valley to establish a spontaneous industrial ecosystem, which will contribute to the power industry as well as the national economy.

Additionally, we continue to pursue businesses that promote co-prosperity with small and medium-sized enterprises (“SMEs”), such as cultivating startups, exploring for cooperative R&D projects with SMEs, and supporting export business. We also strive to strengthen the fundamental self-reliance of SMEs with continuous engagement, through improving their productivity, training specialists and also financial supports. In addition, by operating the ‘SMEs Energy Technology Market’, we are promoting cooperation between energy-related public institutions and SMEs. As of December 31, 2024, we designated 132 “innovation products” to support the early market entry and procurement linkage of technology innovation products developed by the SMEs with superior R&D capabilities.

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

We operate an ethical management system to meet our management needs and aim to make it systematic and effective. We provide the basic principles of conduct through ethical guidelines such as the Code of Ethics and the Code of Conduct, establish step-by-step strategies for the ethical management of our vision and management policies, and engage in relevant activities. See also Item 16.B. “Code of Ethics.” Also, in December 2023, we established a Compliance Office directly under our CEO, which is an independent organization to operate our risk management system. Our plan is to establish and operate a company-wide internal control system to minimize risks of corruption or misconduct.

See also Item 16.G. “Corporate Governance” for a further description of independence, diversity of our board and other committees thereunder.

Nuclear Safety

KHNP takes nuclear safety as its top priority and continues to focus on ensuring the safe and reliable operation of nuclear power plants. KHNP also focuses on enhancing corporate ethics and transparency in the operation of its plants.

KHNP has a corporate code of ethics and is firmly committed to enhancing nuclear safety, developing new technologies and improving transparency. KHNP has also established the “Statement of Safety Policy for Nuclear Power Plants” to ensure the highest level of nuclear safety. Furthermore, KHNP invests approximately 4% of its total annual sales into research and development for the enhancement of nuclear safety and operational performance.

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

KHNP conducts various activities to enhance nuclear safety such as quality assurance audits and reviews by the KHNP Nuclear Review. KHNP maintains a close relationship with international nuclear organizations in order to enhance nuclear safety. KHNP invites international safety review teams such as the World Association of Nuclear Operators (“WANO”) Peer Review Team to its nuclear plants for purposes of meeting international standards for independent review of its facilities. KHNP actively exchanges relevant operational information and technical expertise with its peers in other countries. For example, KHNP conducted WANO Pre-Startup Peer Reviews for Shin-Hanul #1 unit in 2024. The recommendations and findings from this event were shared with KHNP’s other nuclear plants to implement improvements at such plants. In addition, KHNP conducted the Operational Safety Review Team mission at the International Atomic Energy Agency for Saeul units 1 and 2

(formerly named as Shin-Kori units 3 and 4) in the second half of 2022. The purpose of such application was to ensure that KHNP nuclear generation units reflect the global safety standards.

The average level of radiation dose per unit amounted to a relatively low level of 0.26 man-Sv in 2024, which was substantially lower than the global average of 0.58 man-Sv/year in 2024 as reported in the WANO performance indicator report.

In response to the damage to the nuclear facilities in Japan as a result of the tsunami and earthquake in March 2011, the Government conducted additional safety inspections on nuclear power plants by a group of experts from governmental authorities, civic groups and academia. As a result of such inspections, the Government required KHNP to perform 46 comprehensive safety improvement measures. As of December 31, 2024, KHNP has completed implementation of 45 measures and is currently implementing one last measure. The Government also established the Nuclear Safety & Security Commission in October 2011 for neutral and independent safety appraisals. KHNP developed ten additional measures through benchmarking of overseas cases and internal analysis of current operations. As of December 31, 2024, KHNP has completed implementation of all ten measures.

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

Three bills relating to the disposal of SNFs were proposed by the National Assembly as of the end of 2024. These three bills include the plan for construction and operation of an intermediate storage facility and a disposal facility. The bills were approved by the National Assembly in February 2025, and detailed regulations aimed at accelerating safety measures for the disposal of SNFs are expected to be introduced in the second half of 2025.

In addition, in February 2021, in accordance with the Government’s guidelines for strengthening the safety of nuclear power plants, the period for verifying seismic resilience of major equipment was extended. Due to safety concerns, the construction periods of Saeul #3 and #4 (formerly named as Shin-Kori #5 and #6) have been extended to February 2026 and November 2026, respectively.

All of KHNP’s nuclear plants are currently in compliance with Korean law and regulations and the safety standards of the IAEA in all material respects. For a description of certain past incidents relating to quality assurance in respect of KHNP, see Item 3.D. “Risk Factors—Risks Relating to KEPCO—Our risk management policies and procedures may not be fully effective at all times.”

Decommissioning

Decommissioning of a nuclear power unit is the process whereby the unit is shut down at the end of its life, the fuel is removed and the unit is eventually dismantled. KHNP renewed the operating license of Kori #1, the first nuclear power plant constructed in Korea, which commenced operation in 1978, for an additional ten years in 2007. At the recommendation of the Ministry of Trade, Industry and Energy, KHNP has decided not to renew the operating license of Kori #1 and the initial phase of decommissioning (namely, safety inspection and removal of spent nuclear fuels) of Kori #1 has begun after its permanent shutdown in June 2017. In addition, Wolsong #1 permanently shut down in 2019 and is being prepared for decommissioning. KHNP retains full financial and operational responsibility for decommissioning its units.

KHNP has accumulated decommissioning costs as a liability since 1983. The decommissioning costs of nuclear facilities are defined by the Radioactive-Waste Management Act, which requires KHNP to credit annual appropriations separately. These costs are estimated based on studies conducted by the relevant committees, and are reviewed by the Ministry of Trade, Industry and Energy every two years. As of December 31, 2024, KHNP recorded an accrual of Won 27,803.8 billion for the costs of dismantling and decontaminating existing nuclear power plants, which consisted of dismantling costs of nuclear plants of Won 23,272.4 billion and decommissioning costs of spent nuclear fuels and radioactive waste of Won 4,531.4 billion.

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

We have continuously expanded our overseas projects starting with an oil-fired power plant in Malaya, the Philippines in 1995. As of the end of December 2024, we are engaged in 33 projects in 15 countries across Asia, Middle East, Latin America, North America, Africa and Oceania. The total installed capacity amounts to 28,756 megawatts, comprising of 18,977 megawatts of coal-fired power plants, 5,600 megawatts of nuclear power plant and 4,179 megawatts of renewable energy power plants.

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

Many of our overseas operations require a significant amount of capital investment, and such costs may unexpectedly and materially increase in the event of delays or other changes in circumstances, many of which are difficult to anticipate and are beyond our control. See Item 3.D. “Risk Factors—Risks Relating to KEPCO—We may require a substantial amount of additional indebtedness to refinance existing debt and for future capital expenditures” and Item 3.D. “Risk Factors—Risks Relating to KEPCO—We plan to pursue overseas expansion opportunities that may subject us to different or greater risks than those associated with our domestic operations.”

Generation Projects

Nuclear Generation Projects

In December 2009, following an international open bidding process, we entered into a prime contract for the original contract amount of US$18.6 billion with the Emirates Nuclear Energy Corporation (“ENEC”), a state-owned nuclear energy provider of the UAE, to design and construct four civil nuclear power generation units to be located in Barakah, a region approximately 270 kilometers from Abu Dhabi, for the UAE’s peaceful nuclear energy program. Under the contract, we and our subcontractors, some of which are our subsidiaries, are to perform various duties including, among others, designing and constructing four nuclear power generation units each with a capacity of 1,400 megawatts, supplying nuclear fuel for three fuel cycles including initial loading, with each cycle currently projected to last for approximately 18 months, and providing technical support, training and education related to plant operation. The contract amount of US$18.6 billion was increased to US$19.1 billion as per the amendment signed in November 2017. As the project has yet to be completed, we are in discussions with other parties to the contract about the costs from extension of the construction period and delay liquidated damages for the UAE nuclear power plant project. We have estimated the probable economic benefit outflow resulting from these discussions related to prolongation costs and have recognized such amounts as provisions. No assurance can be given whether any costs associated with the foregoing will not exceed the amounts recognized as provisions or otherwise have an adverse impact on our business, results of operations, financial condition and profitability.

On October 20, 2016, in order to foster a long-term strategic partnership and stable management of the units’ post-construction, we entered into an investment agreement with ENEC to jointly establish Barakah One PJSC, a special purpose company which will oversee the operation and management of the nuclear power plant currently being constructed in Barakah, UAE. Barakah One PJSC is mainly capitalized with loans in the amount of US$19.6 billion and equity of US$4.7 billion. We have an 18% equity interest in Barakah One PJSC, and also have an 18% equity interest in Nawah Energy Company, a subsidiary of ENEC, which will also be responsible for the operation and maintenance of the Barakah nuclear power plant. On December 20, 2018, the board of directors of KEPCO resolved to invest additional US$380 million in Barakah One PJSC. With the additional investment, KEPCO’s total capital investment amount in Barakah One PJSC was expected to be US$1.28 billion. Actual capital contribution of US$1.22 billion was made in March 2025 under the related contracts. KEPCO’s equity interest in the project is 18%, which remains unchanged. The total project cost of the Barakah nuclear power plant is expected to be approximately US$29.5 billion. Barakah One PJSC successfully achieved the commercial operation of Unit #1, #2, #3, and #4 of Barakah nuclear power plant in April 2021, March 2022, February 2023 and September 2024 respectively, with an expected plant life span of 60 years. On August 25, 2022, KHNP signed a contract for the construction of turbine islands in El Dabaa nuclear power plant project in Egypt with Atomstroyexport JSC (“ASE JSC”), a subsidiary of Rosatom. ASE JSC had won an order for El Dabaa project from Egyptian Atomic Energy Agency in 2017 to build a nuclear power plant that consists of four reactors of which capacity is 1,200 megawatts each. KHNP will construct about 80 buildings and structures including turbine islands in four units of El Dabaa and supply equipment. The construction of the project began in 2023 and is planned to be completed in 2029.

On June 27, 2023, KHNP entered into a contract for construction of a tritium removal facility at Cernavoda nuclear power plant site in Romania. The procurer is S.N.NUCLEARELECTRICA S.A., a government owned organization that operates two units of CANDU reactors at Cernavoda. The value of the contract is about

193 million Euros. KHNP will provide engineering (based on the design of the tritium removal facility provided by the client), procurement, construction and commissioning services. The term is 50 months and the commencement date is July 23, 2023.

Since March 2022, KHNP has been participating in a tender launched by Electrárna Dukovany II (“EDUII”), a subsidiary of České Energetické Závody, and it was selected as the preferred bidder in July 2024. Currently, KHNP is negotiating the terms of the contract with EDUII for the construction of Dukovany Unit #5 and #6.

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

In April 2007, we formed a limited partnership with Shanxi International Electricity Group and Deutsche Bank, which was approved by the Chinese government, to develop and operate power projects in Shanxi Province, China. The total capital investment in these projects amounted to US$1.33 billion, of which our capital investment was US$450 million. We expect to participate in the operation of the project for 50 years ending in 2057. The total capacity of these projects is 10,749 megawatts and our equity interest in the partnership is 42%.

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

In March 2013, a consortium consisting of us and Marubeni, a Japanese corporation, was selected by the Ministry of Industry and Trade of Vietnam for construction and operation of a 1,200-megawatt coal-fired power plant in Thanh Hoa province, Vietnam. The construction was started in July 2018 and completed in July 2022. The plant is currently in operation and will operate until 2048. The total project cost was approximately US$2.5 billion, of which 24% have been funded by equity contribution and the remaining 76% by debt financing. The share capital of the special purpose entity in charge of this project is US$568 million, and we, Marubeni and Tohoku Power hold 50%, 40% and 10% equity interest in the special purpose entity, respectively.

In November 2019, we entered into an energy conversion agreement comprising of a PPA with the Guam Power Authority for a term of 25 years to construct and operate Ukudu gas-fired power plant in Guam, United States, including a 198-megawatt gas-fired power plant. We and EWP hold 60% and 40% shares in the project, respectively. The total project cost is expected to be approximately US$708 million, and we expect to invest US$85 million for the equity interest. The construction of the project started on May 31, 2022 and the plant is planned to start operating in September 2025. The plant is expected to be operated as a base load generator, replacing old heavy fuel power plants in Guam.

In January 2020, Pulau Indah Power Plant in Malaysia, a special purpose company that we own 25% of the shares, received a Letter of Notification to develop 1,200 megawatts combined-cycle gas-fired power plant from the Energy Commission of Malaysia, the host of the project. The construction started in December 2020 and is expected to be completed by March 2025. The total project cost is expected to be approximately US$805 million, and we expect to invest approximately US$40 million for equity interest. We signed a PPA in August 2020 with Tenaga Nasional Berhad, which will be effective from March 2025 for a period of 21 years.

On June 30, 2020, the board of directors approved our plan to invest US$51 million in the expansion of two coal-fired power plants, Java 9 and Java 10, on the Indonesian island of Java. We will invest together with PT Perusahaan Listrik Negara (“PLN”), an Indonesian state electricity company, and PT Barito Pacific Tbk., an Indonesian company. The total investment will be approximately US$3.39 billion and we, PLN and Barito Pacific will respectively own 15%, 51% and 34% shares in the joint venture. The joint venture will manage the construction of two units of 1,000-megawatt generation capacity. The construction of Java 9 and 10 is expected to be completed in the second quarter of 2025. The joint venture is a party to a 25-year PPA with PLN.

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

In September 2022, we entered into an energy conversion agreement with Saudi Aramco with regard to the cogeneration plant at Jafurah, in the Kingdom of Saudi Arabia. Pursuant to the agreement, we will build a cogeneration plant with a capacity of approximately 317 megawatts of electricity generation and 694 kilo pounds per hour of steam output. When the construction is complete, this plant will supply electricity and steam to Jafurah Gas Plant for twenty years. We and Saudi Aramco hold 60% and 40% shares in the project respectively and the total project cost is expected to be approximately US$529 million. We started construction in the fourth quarter of 2022 and expect to commence commercial operation in October 2025.

In November 2024, we were selected as the successful bidder with ACWA Power and Saudi Electricity Company for the Rumah 1 and Nairyah 1 gas-fired combined cycle power plant projects in the Kingdom of Saudi Arabia and entered into a power purchase agreement with Saudi Power Procurement Company (“SPPC”) with a term of 25 years. We will build power plants with a total capacity of 3,780 megawatts, and the total project cost is expected to be approximately US$4.1 billion. We hold a 30% share in the project, while ACWA Power and Saudi Electricity Company each hold a 35% share. We expect to commence commercial operation in the second quarter of 2028.

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

Since 2004, joint ventures between us and China Datang Corporation of the People’s Republic of China have built and operated a number of wind farms in Inner Mongolia, Liaoning and Gansu provinces. We own 40% of these joint ventures, whose equity in the aggregate amount is approximately US$450 million. The projects are funded one-third by equity contributions and two-thirds by debt financing. As of December 31, 2024, the joint venture operates 22 wind farms with a total capacity of 1,017 megawatts and a 7-megawatt photovoltaic power station.

In December 2015, we entered into an agreement with the Ministry of Energy and Mineral Resources of Jordan to build, own and operate a wind farm with installed capacity of 89.1 megawatts in Fujeij in Ma’an Governorate, Jordan. Commercial operations commenced on July 14, 2019. Total project cost of approximately US$181 million was financed 41% by our equity investment and 59% by debt financing. As part of the asset optimization plan for our overseas projects under operation, we are currently planning to sell a portion of our equity interest in Fujeij project.

In June 2015, we entered into a memorandum of understanding with Energy Product (“EP”), a Japanese local developer, to build, own and operate a photovoltaic power station with a capacity of 28 megawatts, together with a 13.7-megawatt-hour energy storage system, in Chitose, Hokkaido Prefecture in Japan. The power station began operating in July 2017. The total project cost was approximately JPY 10.9 billion, of which 20% was financed through 80:20 equity investments by us and EP. In July 2021, our 15.1% equity interest and the entire equity stake of EP was sold to NH-Amundi. As a result, we now hold 65% and NH-Amundi holds 35% of the total equity interest.

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

In October 2019, KEPCO and Sprott Korea as a consortium entered into a Share Purchase Agreement and Shareholders Agreement with Canadian Solar INC to develop and operate a photovoltaic power station with a capacity of 294 megawatts in Sonora and other states of Mexico for 35 years. We invested US$ 41 million in the project, and the transaction marks KEPCO’s first investment in the solar market in Mexico. The project consists of three power plants, two of which are currently in operation, and the other power plant is expected to start commercial operation in 2025.

In July 2021, a consortium comprised of us, Japan’s Kyushu Electric Power Co., Inc. and Électricité de France has been nominated as the successful bidder for the HVDC-VSC subsea transmission system construction and operation project of UAE announced by the Abu Dhabi National Oil Company (“ADNOC”), and clinched the deal through an international tender against numerous competitors. This project will supply power for the offshore production and operations facilities of ADNOC, by constructing and operating for 35 years a subsea transmission system along 2 routes with a total length of 272 kilometers. This mega project is worth US$3.8 billion and is expected to generate a stable profit through a long-term transmission agreement with the procurer for 35 years. The construction of the project was commenced in September 2022.

In August 2023, we entered into an agreement with Ministerio de Energía y Minas to construct and expand three 138/12.5 kilovolts distribution substations in the Dominican Republic. In total, 200 megavolt-ampere of transformation facilities will be constructed, and the total project cost is expected to be approximately US$ 38 million. We will be in charge of design, procurement and construction, and we expect to complete construction of the substations by April 2025.

In September 2024, a consortium comprised of us, Korea East-West Power Co., Ltd. and Samsung C&T Corporation was awarded the Phase 4 renewable energy project in Guam. The consortium will be developing a new photovoltaic power generation station and a battery energy storage system, with expected capacities of 132 megawatts and 326 megawatt-hour, respectively. Under the power purchase agreement, the Guam Power Authority will purchase the entire volume of electricity generated from the power station for a period of 25 years. The total project cost is expected to be approximately US$ 511 million.

In October 2024, a consortium comprised of us, Abu Dhabi Future Energy Company and GD Power Development Co., Ltd was selected as a shortlisted bidder for the 2,000 megawatt Sadawi Solar PV Independent Power Plant by the SPPC. The consortium entered into the major project agreements in November 2024 and will develop a new photovoltaic power station. Under the power purchase agreement, SPPC will purchase the entire volume of electricity generated from the power station for a period of 25 years. The total project cost is expected to be approximately US$ 1.1 billion, and construction is expected to commence in the second quarter of 2025. Commercial operation is expected to begin in the second half of 2027.

Exploration and Production Projects

Previously, we were engaged in a bituminous coal mining project in Bylong, Australia. In July 2015, KEPCO Bylong submitted a development application to the State Government of New South Wales (the “NSW”) of Australia. In September 2019, the Independent Planning Commission of the NSW, i.e., the state regulator, refused to accept our development application. After many rounds of legal proceedings, our request for appeal to the High Court of Australia was finally rejected in February 2022. As of December 31, 2024, we have invested approximately KRW 810 billion in the Bylong project and the impairment loss has accrued to approximately KRW 554 billion. We are currently reviewing various alternative plans to minimize our loss.

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

As of December 31, 2024, the book value of our facility located at the Gaeseong Industrial Complex was Won 0. For the year ended December 31, 2024, there are no trade receivables related to the companies residing in Gaeseong industrial complex. It is currently uncertain if we can exercise the property rights for our facility in the Gaeseong Industrial Complex. No assurance can be given that we will not experience any material losses as a result of the suspension of this project or failure of the project as a result of a breakdown or escalation of hostilities in the relationship between Korea and North Korea. See Item 3.D. “Risk Factors—Risks Relating to Korea and the Global Economy—Tensions with North Korea could have an adverse effect on us and the market value of our shares.”

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

Substantial liability may result from the operations of our nuclear generation units, the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP maintains property and liability insurance against risks of its business to the extent required by the related law and regulations or considered as appropriate and otherwise self-insures against such risks. KHNP carries insurance for its generation units against certain risks, including property damage, nuclear fuel transportation and liability insurance for personal injury and property damage. KHNP carries property damage insurance covering up to US$1 billion per accident for all properties within its plant complexes, which includes property insurance coverage for acts of terrorism up to US$300 million and for breakdown of machinery up to US$300 million. In addition to the insurance on operating nuclear power generation units, KHNP has construction insurance for Saeul #3 and #4 (formerly named as Shin-Kori #5 and #6) and Shin-Hanul #3 and #4. KHNP maintains nuclear liability insurance for personal injury and third-party property damage for coverage of up to 300 million Special Drawing Rights, or SDRs, which amounts to approximately US$398.5 million, at the rate of 1 SDR = US$1.328420 as posted on the Internet homepage of the International Monetary Fund on July 31, 2024 per plant complex, for a total coverage of 1.8 billion SDRs. KHNP is also the beneficiary of a government indemnity with respect to such risks for damage claims of up to Won 300 million SDRs per nuclear plant complex, for a total coverage of 1.8 billion SDRs. Under the Nuclear Damage Compensation Act of 1969, as amended, KHNP is liable only up to 900 million SDRs, per single accident per plant complex; provided that such limitation will not apply where KHNP intentionally causes harm or knowingly fails to prevent the harm from occurring. KHNP will receive the Government’s support, subject to the approval of the National Assembly, if (i) the damages exceed the amount of insurance coverage and (ii) the Government deems such support to be necessary for the purposes of protecting damaged persons and supporting the development of nuclear energy business. KHNP carries insurance for its generation units and nuclear fuel transportation, and we believe that the level of insurance is generally adequate and is in compliance with relevant laws and regulations. In addition, KHNP is the beneficiary of government indemnity which covers a portion of liability in excess of the insurance. However, such insurance is limited in terms of amount and scope of coverage and does not cover all types or amounts of loss which could arise in connection with the ownership and operation of nuclear plants. Accordingly, material adverse financial consequences could result from a serious accident or a natural disaster to the extent it is neither insured nor covered by the government indemnity. See Item 3.D. “Risk Factors—Risks Relating to KEPCO—The amount and scope of coverage of our insurance are limited.”)

Competition

As of December 31, 2024, we and our generation subsidiaries owned approximately 55.8% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use). New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial condition and results of operations.

In particular, we compete with independent power producers with respect to electricity generation. The independent power producers accounted for 34.1% of total power generation in 2024 and 44.2% of total generation capacity as of December 31, 2024. As of December 31, 2024, there were 37 independent power producers in Korean electricity market, excluding 6,500 renewable energy producers. Since 2013, private enterprises are permitted to own and operate coal-fired power plants in Korea as the Ministry of Trade, Industry and Energy approved plans for independent power producers to construct coal-fired power plants under the Sixth Basic Plan announced in February 2013. Under the Tenth Basic Plan announced in January 2023, three coal-fired power plants are planned to be constructed by independent power producers by 2024. Two of the three coal fired power plants planned for construction were completed by 2024, and one is expected to be completed in 2025. While it remains to be seen whether construction of these generation units will be completed as scheduled, if these units were to be completed as scheduled and/or independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease.

In addition, under the Community Energy System adopted by the Government in 2004, a minimal amount of electricity is supplied directly to consumers on a localized basis by independent power producers outside the cost-based pool system. Such system is used by our generation subsidiaries and most independent power producers to distribute electricity nationwide. The purpose of this system is to geographically decentralize electricity supply and thereby reduce transmission losses and improve the efficiency of energy use. These entities do not supply electricity on a national level but are licensed to supply electricity on a limited basis to their respective districts under the Community Energy System. To date, the Community Energy System has not been widely adopted, especially in light of the significant level of capital expenditure required for such direct supply. However, if the Community Energy System were to be widely adopted, it may erode our currently dominant market position in the generation and distribution of electricity in Korea and may have a material adverse effect on our business, results of operations and financial condition.

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

As of December 31, 2024, the legal reserve was Won 1,605 billion, and we did not set aside a voluntary reserve. For the avoidance of doubt, all such reserves were calculated on a consolidated basis.

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

Financial Soundness Plan and Related Activities

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

In 2022, we and our generation subsidiaries established and implemented a five-year financial soundness plan in accordance with the guidelines of the Ministry of Economy and Finance. This plan includes sale of assets (sale of non-core assets such as idle properties, investment shares, and overseas coal power plants), business adjustment (adjustment or deferral of investment without affecting stable power supply and safety management), cost reduction through intense low-budget strategies, profit growth through business system improvements, and capital expansion through revaluation of tangible assets like land. We and our generation subsidiaries have been complying with this plan to date.

In addition, since 2023, we have implemented additional measures to lower our debt levels. The measures included extension of the existing financial soundness plan, sale of additional assets (including saleable assets in the greater Seoul region and investment shares), lease of office buildings, downsizing of headquarters and business office re-organizations and launching an emergency management innovation committee within our company.

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

On August 8, 2019, our board of directors resolved to make an initial contribution of Won 60 billion for the promotion, initial operation and the design of the university campus, and the contribution was made in 2020. On March 24, 2021, a special law was passed in the National Assembly and finally enacted on April 1, 2021, giving an autonomy to the university and laying out the basis for direct financial support from the central and municipal governments. On May 21, 2021, our board resolved to make an additional contribution of Won 64.5 billion to the university and Won 41.3 billon of such contribution was made in December 2021. The remaining contribution of Won 23.2 billion was made by our affiliates. In addition, on July 15, 2022, our and our affiliates’ boards of directors decided to contribute Won 47.9 billion for funding the construction and operation of major campus facilities and completed the contribution in December 2022. In 2023, our and our affiliates’ boards of directors decided to contribute additional Won 110.6 billion, of which we contributed Won 70.8 billion and our affiliates contributed the remaining Won 39.8 billion. In 2024, our and our affiliates’ boards of directors decided to contribute an additional Won 1,778 billion, of which we contributed Won 1,138 billion and our affiliates are in the process of making a contribution of Won 640 billion.

On March 2, 2022, KENTECH held its first entrance ceremony with congratulatory remarks from the President of Korea. In 2025, the university is expected to have a total enrollment of 410 undergraduate students and 150 graduate students.

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

Proposed Sale and Purchase of Equity Interests

KEPCO Engineering & Construction Co., Inc.

Pursuant to the Third Phase of the Public Institution Reform Plan announced by the Government in August 2008, we conducted the initial public offering of Korea Engineering and Construction Co., Inc., or KEPCO E&C formerly known as Korea Power Engineering Co., Ltd., in December 2009 for gross proceeds to us of Won 165 billion, following which we owned 77.9% of KEPCO E&C’s shares. In furtherance of the Public Institution Reform Plan and to improve our financial profile, we sold our equity interests representing 3.1%, 4.0%, 4.5% and 0.54% of KEPCO E&C shares in November 2011, December 2013, December 2014 and December 2016, respectively, in each case to third party investors. As part of our financial soundness plan, on June 24, 2022, our board of directors decided additional sale of KEPCO E&C shares. We sold 14.77% of KEPCO E&C’s shares on December 27, 2023. We currently hold a 51.0% equity interest in KEPCO E&C.

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

In anticipation of the amendment of the Act on Promotion of Information and Communications Network Utilization and Information Protection in January 2020, we designated a Chief Information Security Officer (“CISO”) who is dedicated to cybersecurity management. In late 2020, we reorganized our security management organization to enhance its independence by transferring it from our Safety and Security Department to Co-prosperity and Cooperation Division. All material cybersecurity-related matters are promptly notified to the CISO, who provides updates on security control to the Chief Business Management Officer on a weekly basis. Under further amendment to the Act on Promotion of Information and Communications Network Utilization and Information Protection in December 2021, our generation subsidiaries also designated a CISO and reported their designation to the Ministry of Science and ICT of the Government. In February 2025, in order to strengthen our cyber threat response system, we elevated the former team-level unit to the Information Security Department under the Business Management Division.

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

In 2021, we introduced personal information pseudonym processing system. In order to prevent the leakage of personal information, we have also implemented Digital Rights Management (“DRM”) and personal information detection solution on our computers. To strengthen personal information protection, we assigned a dedicated staff to manage personal information protection in 2022, implemented personal information detection solution used in data transmission between internal and external networks, and established personal information exposure detection system that automatically detects when personal information is present or exposed on an Internet website.

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

In 2024, we participated as a representative public institution in “Cyber Summit Korea (CSK) 2024”, the first international cybersecurity event hosted by the National Intelligence Service of Korea. During this event, we took part in international cyber defense training exercises, demonstrating our enhanced cyber defense capabilities in the global energy sector. We have worked to improve our security management system for information systems and ICT service projects and have established comprehensive measures to protect personal data on our public websites. We have also worked to build a secure cloud-based working environment, prioritizing protection of sensitive company internal information as well as personal information.

With the growing adoption of AI technologies, there is an increasing demand for AI solutions tailored to KEPCO’s business areas to improve operational efficiency in the power sector. To this end, we are in the process of developing a mid-to-long-term master plan, which includes identifying areas where AI may be used and implementing them in stages. We also plan to launch pilot projects to verify the performance, usability, and security of these AI technologies. To ensure the safe use of AI platforms, we plan to apply a range of security measures in accordance with the National Intelligence Service’s “Security Guidelines for National Network Protection Systems.” These include user authentication, prevention of confidential data leakage and malicious content infiltration, and the establishment of a real-time monitoring system to detect cyber-attack attempts, such as hacking.

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

Item 4.C. Organizational Structure

As of December 31, 2024, we have 167 subsidiaries, 98 associates and 117 joint ventures (not including any special purpose entities).

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

The table below sets forth each of our associates and joint ventures as of December 31, 2024 by name, the percentage of our shareholdings and their principal activities.

	Ownership (%)	Principal Activities
Associates:
Korea Gas Corporation(9)	20.47	Importing and wholesaling LNG
Korea Electric Power Industrial Development Co., Ltd.	29.00	Electricity metering and others
Gangwon Wind Power Co., Ltd.(1)	15.00	Power generation
Hyundai Green Power Co., Ltd.	29.00	Power generation equipment consignment and operation service
Korea Power Exchange(2)	100.00	Management of power market and others
Taebaek Guinemi Wind Power Co., Ltd.(26)	67.25	Power generation
Daeryun Power Co., Ltd.(1)	6.85	Power generation
KNH Solar Co., Ltd.	27.00	Power generation
SPC Power Corporation(27)	38.00	Power generation
Gemeng International Energy Co., Ltd.	42.00	Power generation
PT. Cirebon Electric Power	27.50	Power generation
KNOC Nigerian East Oil Co., Ltd.(3)	14.63	Resources development
KNOC Nigerian West Oil Co., Ltd.(3)	14.63	Resources development
PT Wampu Electric Power	46.00	Power generation
PT. Bayan Resources TBK	20.00	Resources development
S-Power Co., Ltd.	49.00	Power generation
Xe-Pian Xe-Namnoy Power Co., Ltd.	25.00	Power generation
PT. Mutiara Jawa	29.00	Manufacturing and operating floating coal terminal
Noeul Green Energy Co., Ltd.	29.00	Power generation
Goseong Green Power Co., Ltd.	29.00	Power generation
Gangneung Eco Power Co., Ltd.	29.00	Power generation
Shin Pyeongtaek Power Co., Ltd.	40.00	Power generation
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	28.00	Power generation
Dongducheon Dream Power Co., Ltd.(4)	33.61	Power generation
Jinbhuvish Power Generation Pvt. Ltd.(1)	5.16	Power generation
Daejung Offshore Wind Power Co., Ltd.	46.59	Power generation
GS Donghae Electric Power Co., Ltd.	34.00	Power generation
Daegu Photovoltaic Co., Ltd.	29.00	Power generation
Busan Green Energy Co., Ltd.	29.00	Power generation
Hansuwon KNP Co., Ltd.	28.98	Electric material agency
Korea Electric Power Corporation Fund(5)	98.09	Developing electric enterprises
Energy Infra Asset Management Co., Ltd.(31)	9.90	Asset management

	Ownership (%)	Principal Activities
Associates:
Yaksu ESS Co., Ltd.	29.00	Installing ESS related equipment
Nepal Water & Energy Development Company Private Limited(6)	68.88	Construction and operation of utility plant
Gwangyang Green Energy Co., Ltd.	20.00	Power generation
PND Solar Co., Ltd.	29.00	Power generation
Hyundai Eco Energy Co., Ltd.(1)	19.00	Power generation
YeongGwang Yaksu Wind Electric Co., Ltd.(1)	9.63	Power generation
Green Energy Electricity Generation Co., Ltd.	29.00	Power generation
Korea Energy Solutions Co., Ltd.	20.00	R & D
ITR Co., Ltd.(30)	8.70	R & D
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)	20.00	Technical testing and consulting
Indeck Niles Development, LLC	50.00	Power generation
Indeck Niles Asset Management, LLC	33.33	Power generation
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	49.00	Holding company
Suwon New Power Co., Ltd.	39.90	Power generation
Gwangbaek Solar Power Investment Co., Ltd.	44.00	Power generation
Go deok Clean Energy Co., Ltd.	40.00	Fuel cell generation
SureDataLab Co., Ltd.	23.95	R & D
SEP Co., Ltd.	21.26	R & D
Hankook Electric Power Information Co., Ltd.(11)	16.16	R & D
Tronix Co., Ltd.(11)	12.50	R & D
O2&B Global Co., Ltd.	20.00	R & D
Muan Sunshine Solar Power Plant Co., Ltd.	20.00	Power generation
Bigeum Resident Photovoltaic Power Co., Ltd.(29)	27.31	Power generation
Goesan Solar Park Co., Ltd.	29.00	Power generation
Saemangeum Heemang Photovoltaic Co., Ltd.	35.00	Power generation
Bitgoel Eco Energy Co., Ltd.	49.25	Power generation
Jeju Gimnyeong Wind Power Co., Ltd.	30.00	Power generation
Seoroseoro Sunny Power Plant Co., Ltd.	42.58	Power generation
Muan Solar Park Co., Ltd.	20.00	Power generation
YuDang Solar Co., Ltd.	20.00	Power generation
Anjwa Smart Farm & Solar City Co., Ltd.	20.00	Power generation
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)	25.36	Power generation
G.GURU Co., Ltd.	24.65	R & D
UD4M Co., Ltd.(8)	12.50	R & D
Dongbu Highway Solar Co., Ltd.	20.00	Power generation
Seobu Highway Solar Co., Ltd.	20.00	Power generation
Korea Energy Data Co., Ltd.	29.37	R & D
Gangneung Sacheon Fuel Cell Co., Ltd.	41.00	Power generation
Kosture Co., Ltd.(1)	4.42	Coal recycling business
Taebaek Gadeoksan Wind Power Co., Ltd.	34.00	Power generation

	Ownership (%)	Principal Activities
Associates:
Chuncheon Green Energy Co., Ltd.	45.00	Power generation
Yeomsubong Wind Power Co., Ltd.	29.00	Power generation
Yeongyang Wind Power Corporation II	30.00	Power generation
Haeparang Energy Co., Ltd.	25.00	Power generation
Saemangeum Sebit Power Plant Co., Ltd.(10)	55.14	Power generation
PlatformN. Co., Ltd.	29.58	R & D
PT. Cirebon Energi Prasarana(7)	10.00	Power generation
Green Radiation Co., Ltd.(11)	9.00	R & D
Future Convergence Technology Laboratory. Co., Ltd.	20.12	R & D
Eco Motion Co., Ltd.	20.00	R & D
REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co., Ltd.)(31)	11.04	R & D
ACE	20.00	R & D
Environment and Energy Co., Ltd.(11)	10.54	R & D
Santiago Solar Power SpA	50.00	Power generation
Yanggu Floating Photovoltaic Power Plant Inc.	29.00	Power generation
Power Embedded	23.33	R & D
Changwon SG Energy Co., Ltd.(11)	18.78	Power generation
Donpyung Technology. Co., Ltd.	20.00	R & D
HORANG ENERGY Inc.	40.00	Power generation
Hoenggye Renewable Energy Co., Ltd	36.12	Power generation
Haman Green Energy Co., Ltd.	35.00	Power generation
Songsan Green Energy Co., Ltd.(6)	60.00	Power generation
SkyPic Inc.	20.00	R & D
HyChangwon Fuel Cell. Co., Ltd.	40.00	Power generation
Dreams Co.,Ltd.(11)	11.00	R & D
DEEPAI Co.,Ltd.(11,36)	1.20	R & D
Amaala Sustainable Company for Energy LLC(7)	10.00	Power generation

Joint Ventures:
Shuweihat Asia Power Investment B.V.	49.00	Holding company
Shuweihat Asia Operation & Maintenance Company(12)	55.00	Maintenance of utility plant
Waterbury Lake Uranium L.P.(13)	29.68	Resources development
ASM-BG Investicii AD	50.00	Power generation
RES Technology AD	50.00	Power generation
KV Holdings, Inc.(27)	40.00	Power generation
KEPCO SPC Power Corporation(12,27)	60.00	Construction and operation of utility plant
Gansu Datang Yumen Wind Power Co., Ltd.	40.00	Power generation
Datang Chifeng Renewable Power Co., Ltd.	40.00	Power generation
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	40.00	Power generation
Rabigh Electricity Company(14)	40.00	Power generation
Rabigh Operation & Maintenance Company Limited	40.00	Maintenance of utility plant
Jamaica Public Service Company Limited	40.00	Power generation
KW Nuclear Components Co., Ltd.	45.00	Manufacturing

	Ownership (%)	Principal Activities
Joint Ventures:
Busan Shinho Solar Power Co., Ltd.	25.00	Power generation
Global Trade Of Power System Co., Ltd.(14)	29.00	Exporting products and technology of small or medium business by proxy
Expressway Solar-light Power Generation Co., Ltd.	50.00	Power generation
Amman Asia Electric Power Company(12)	60.00	Power generation
KAPES, Inc.(12)	51.00	R & D
Honam Wind Power Co., Ltd.	29.00	Power generation
Korea Power Engineering Service Co., Ltd.	29.00	Construction and service
Chun-cheon Energy Co., Ltd.	29.90	Power generation
Yeonggwangbaeksu Wind Power Co., Ltd.(14)	15.00	Power generation
Nghi Son 2 Power LLC	50.00	Power generation
Kelar S.A.(12)	65.00	Power generation
PT. Tanjung Power Indonesia	35.00	Power generation
Incheon New Power Co., Ltd.(16)	29.00	Power generation
Seokmun Energy Co., Ltd.	29.00	Power generation
Daehan Wind Power PSC	50.00	Power generation
Barakah One Company(17)	18.00	Power generation
Nawah Energy Company(17)	18.00	Operation of utility plant
Momentum	33.33	International thermonuclear experimental reactor construction management
Daegu Green Power Co., Ltd.(18)	29.00	Power generation
Yeonggwang Wind Power Co., Ltd.	46.00	Power generation
Chester Solar IV SpA(15)	90.00	Power generation
Chester Solar V SpA(15)	90.00	Power generation
Diego de Almagro Solar SpA(15)	90.00	Power generation
South Jamaica Power Company Limited	20.00	Power generation
Daesan Green Energy Co., Ltd.	35.00	Power generation
RE Holiday Holdings LLC	50.00	Power generation
RE Pioneer Holdings LLC	50.00	Power generation
RE Barren Ridge 1 Holdings LLC	50.00	Power generation
RE Astoria 2 LandCo LLC	50.00	Power generation
RE Barren Ridge LandCo LLC	50.00	Power generation
Laurel SpA(15)	90.00	Power generation
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd.(14)	12.37	Power generation
Cheong-Song Noraesan Wind Power Co., Ltd.(13)	29.01	Power generation
Chester Solar I SpA(15)	90.00	Power generation
Solar Philippines Calatagan Corporation	38.00	Power generation
Saemangeum Solar Power Co., Ltd.(19)	81.01	Power generation
Chungsongmeon BongSan wind power Co., Ltd.(14)	29.00	Power generation
Jaeun Resident Wind Power Plant Co., Ltd.(14)	29.00	Power generation
DE Energia SpA	49.00	Power generation
Dangjin Eco Power Co., Ltd.	34.00	Power generation
Haemodum Solar Co., Ltd.	49.00	Power generation
Yangyang Wind Power Co., Ltd.	50.00	Power generation

	Ownership (%)	Principal Activities
Joint Ventures:
Horus Solar, S.A. De C.V.(20)	14.95	Renewable power generation
Recursos Solares PV De Mexico II, S.A. De C.V.(20)	14.95	Renewable power generation
Sunmex Renovables, S.A. De C.V.(20)	14.95	Renewable power generation
Stavro Holding II A.B.	20.00	Holding company
Solaseado Solar Power Co., Ltd.	39.00	Power generation
Yeongam Solar Power Co., Ltd.(14)	19.00	Power generation
Samsu Wind Power Co., Ltd.(14)	19.00	Power generation
Pulau Indah Power Plant Sdn. Bhd.	25.00	Power generation
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	29.53	Holding company
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream(12)	90.00	Holding company
PT Barito Wahana Tenaga	30.61	Power generation
Cheongna Energy Co., Ltd.(19)	50.10	Generating and distributing vapor and hot/cold water
Naepo Green Energy Co., Ltd.	29.20	Power generation
Boim Combined Heat and Power Generation Co., Ltd.(21)	30.66	Power generation
OneEnergy Asia Limited	40.00	Power generation
KAS Investment I LLC(13)	29.89	Holding company
KAS Investment II LLC(13)	29.89	Holding company
Energyco Co., Ltd.	29.00	Power generation
CAES, LLC	36.00	Holding company
Hapcheon Floating Photovoltaic Power Plant Inc.(14)	49.00	Power generation
Busan Industrial Solar Power Co., Ltd.	28.02	Power generation
Bitsolar Energy Co., Ltd.	27.10	Power generation
Pulau Indah O&M Sdn. Bhd.(14)	40.00	Power generation
Guadalupe Solar SpA(22)	60.00	Power generation
Omisan Wind Power Co., Ltd.	42.00	Power generation
Foresight Iberian Solar Group Holding, S.L.(22)	75.00	Power generation
Yeongwol Eco Wind Co., Ltd.	29.00	Power generation
Gurae Resident Power Co., Ltd.	29.00	Power generation
Cheongju Eco Park Co., Ltd.	29.00	Power generation
Enel X Midland Photovoltaic, LLC	20.00	Power generation
Geumsungsan Wind Power Co., Ltd.	29.00	Power generation
KEPCO KPS CARABAO Corp.(16)	40.00	Utility plant maintenance
Prime Swedish Holding AB	45.00	Holding company
Goheung New Energy Co., Ltd.	46.15	Power generation
Gunsan Land Solar Co., Ltd.(22,28)	75.29	Power generation
CapMan Lynx SCA, SICAR	50.00	Holding company
International Offshore Power Transmission Holding Company Limited	35.00	Undersea transmission network operation
Pyeongchang Wind Power Co., Ltd.(25)	58.00	Power generation
Eumseong Eco Park Co., Ltd.	29.00	Power generation
Changwon Nu-ri Energy Co., Ltd.(14)	61.00	Fuel cell generation
PungBack Wind Farm Corporation(24)	32.89	Power generation

	Ownership (%)	Principal Activities
Joint Ventures:
Trumbull Asset Management, LLC (25)	78.00	Holding company
S-Power Chile SpA	50.00	Power generation
Seungmun Green Energy	33.00	Power generation
Seobusambo highway photovoltaics Co., Ltd.(23)	80.00	Power generation
Yangyang Suri Wind Power Co., Ltd.(13)	29.00	Power generation
KEPCO for Power Company(32)	60.00	Power generation
Taebaek Wind Power Co., Ltd.(33)	60.00	Power generation
Jeonju Bio Green Energy Co., Ltd.(22)	65.00	Power generation
Kumyang Eco Park Co., Ltd.	29.00	Power generation
Jeongeup Green Power Co., Ltd.(34)	44.86	Power generation
Hadong E-factory Co., Ltd.(13)	29.99	Power generation
Namyangju Combined Heat and Power Co., Ltd.(35)	70.10	Generating and distributing vapor and hot/cold water
Samcheok Eco Materials Co., Ltd.(37)	25.54	Recycling fly ashes
Wadi Noor Solar Power Company SAOC	50.00	Power generation
Fairhaven Energy Storage LLC	35.00	Power generation
Rutile BESS Holdings, LLC	50.00	Holding company
Trumbull Development Partners, LLC(14)	56.23	Holding company
Imha Floating Photovoltaic Power Plant Inc.(13)	49.00	Power generation
EDFR KOWEPO AJBAN PV HOLDING LIMITED	50.00	Holding company
Roof One Energy Co., Ltd.	48.00	Holding company

Notes:

(1)

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

(4)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(5)

The effective percentage of ownership is more than 50% but we do not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(6)	The effective percentage of ownership is more than 50% but we do not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.
(7)	The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because we exercise significant influence over the decisions related to finance and operation.
(8)

The effective percentage of ownership is 14.29% due to the acquisition of treasury stocks. The effective percentage of ownership is less than 20%. However, we exercise significant influence over the decisions related to finance and operation by virtue of right to nominate directors to the board of directors of the entity.
(9)	The effective percentage of ownership is 21.66%, considering hybrid bonds.
(10)

The effective percentage of ownership is more than 50% but we do not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(11)	The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because we exercise significant influence over the entity.
(12)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and we can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

(13)	The effective percentage of ownership is less than 50%. However, the entity is classified as a joint venture, because all consent was required to make decisions on related activities.
(14)	According to the shareholders’ agreement, the parties have joint control over all decisions related to finance and operation. Accordingly, the entity is classified as joint ventures.
(15)

Although we hold the majority of shares in the entities by acquiring additional shares for the year ended December 31, 2024, the entities are classified as joint ventures due to the shareholders’ agreement requiring unanimous approval from the entities’ board of directors for making material decisions on financial and operational policies.

(16)

The joint arrangement which we have joint control is structured through a separate company. The parties have joint control over the joint arrangement are classified as joint ventures, judging that they have rights to the net assets of the arrangement.

(17)	The effective percentage of ownership is less than 50%. However, decisions in relevant activities must be agreed by ownership parties. Accordingly, the entity is classified as joint ventures.
(18)	Although the nominal percentage of ownership is 29%, the effective percentage of ownership is 54.24%, considering the interest of financial investors as a liability component.
(19)	The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.
(20)

The effective percentage of ownership is less than 50%. However, according to the shareholders’ agreement, decisions related principal operation must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

(21)

According to the Boim Combined Heat and Power Generation Co., Ltd. Investment Agreement signed in March 2011, we have a commitment to guarantee principal and certain returns on shares of REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co., Ltd.). held by NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation. Since NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation have put option regarding their share of the entity, we were deemed to have acquired an additional 15.6% stake. As a result, the effective percentage of ownership is 46.3% in the current and prior period. In accordance with shareholders’ agreement signed during the current period, we have joint control with other investors in making important financial and operation decisions, so it has been reclassified from an associate to a joint venture.

(22)	The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.
(23)	Although the effective percentage of ownership is more than 50%, decisions in relevant activities must be agreed by all members of the board of directors.
(24)	The effective percentage of ownership is 37%, considering potential common stock.
(25)

The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all members of the board of directors. Accordingly, the entity is classified as a joint venture.

(26)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, we do not hold control over relevant business while we exercise significant influence by participating in the Investment Decision committee. Accordingly, the entity is classified as an associate.

(27)

We are planning to sell our investment in SPC Power Corporation, KEPCO SPC Power Corporation, and KV Holdings, Inc. and the timing of and proceeds from such sales transaction have not been specified as of December 31, 2023.

(28)

The nominal percentage of ownership is 75.29% and the effective percentage of ownership is 56.91%, as we have an obligation to provide excessive dividend income to Gunsan City when a certain rate of return defined in the shareholders’ agreement is met.

(29)	During the year ended December 31, 2024, the long-term loan to Bigeum Resident Photovoltaic Power Co., Ltd. was converted into equity.
(30)

Although our effective percentage of ownership is less than 20%, the entity has been classified as an associate as we have significant influence on the entity since we have the right to elect a majority of the entity’s directors.

(31)

Although our effective percentage of ownership is less than 20%, we can exercise significant influence on the entity through our contractual right to appoint one director to the entity’s board of directors.

(32)

Although our effective percentage of ownership is more than 50%, the entity is classified as a joint venture since the entity’s material financial and operational decisions require unanimous agreement of the board of directors pursuant to the shareholders’ agreement.

(33)

Although our effective percentage of ownership is more than 50%, the entity is classified as a joint venture considering the minimum number of directors on the entity’s board of directors required to make decisions on material financial and operational policies due to the joint shareholders’ agreement.

(34)

Although our effective percentage of ownership is less than 50%, the entity is reclassified as a joint venture considering we can exercise significant influence on the entity due to our contractual right to appoint a director to the entity’s board of directors and the minimum number of directors on the entity’s board of directors required to make decisions on material financial and operational policies in accordance with the joint shareholders’ agreement.

(35)

Although our effective percentage of ownership is more than 50%, the entity is classified as a joint venture since the entity’s material financial and operational decisions require unanimous agreement of the board of directors.

(36)	The effective ownership interest is 1.32%, considering convertible redeemable preferred shares.
(37)

Although our effective percentage of ownership is less than 50%, the entity is reclassified as a joint venture considering the minimum number of directors on the entity’s board of directors to make decisions on material financial and operational policies as the joint shareholders’ agreement revised in the year ended December 31, 2024.

Item 4.D. Property, Plant and Equipment

Our property consists mainly of power generation, transmission and distribution equipment and facilities in Korea. See Item 4.B. “Business Overview—Power Generation,” “—Transmission and Distribution” and “—Capital Investment Program.” In addition, we own our corporate headquarters building complex at 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea. As of December 31, 2024, the net book value of our property, plant and equipment was Won 182,983 billion. As of December 31, 2024, the net book value of our investment properties, which are accounted for separately from our property, plant and equipment, amounted to Won 229 billion. No significant amount of our properties is leased. There are no material encumbrances on our properties, including power generation, transmission and distribution equipment and facilities.

Pursuant to a Government plan announced in 2005, which mandated relocation of the headquarters of select government-invested enterprises from the Seoul metropolitan area to other provinces in Korea as part of an initiative to foster balanced economic growth in the provinces, we, our generation subsidiaries and certain of our subsidiaries relocated their respective headquarters to designated locations during 2014 and 2015. Our headquarters are currently located in Naju in Jeollanam-do, while the headquarters of our six generation subsidiaries and other subsidiaries are located in various cities outside of Seoul across Korea.

In connection with the relocation of our headquarters, in September 2014 we entered into an agreement to sell the property housing our prior headquarters to a consortium consisting of members of the Hyundai Motor group for Won 10,550 billion through an open bidding. The sale was completed in September 2015.

During 2024, we completed the disposal of 116 properties on a separate basis (including residential properties, storage spaces, and substation lots that are located in Korea) which are not directly related to our operations for an aggregate sale price of approximately Won 106 billion. The book value of such properties amounted to Won 41 billion, representing 0.15% of our total real properties as of December 31, 2024. The foregoing sales reflect our ongoing efforts to improve our financial soundness through related financial stabilization plan and enhance our management efficiency, selling non-core properties that have no direct relations to electricity facilities.

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

If fuel prices rise substantially and rapidly in the future, such an increase may have a material adverse effect on our results of operations and profitability. For example, our net losses in 2022 and 2023 were largely due to sustained rise in fuel costs that were neither timely nor sufficiently offset by a corresponding rise in electricity tariffs that we charge to our customers. Even though the Government from time to time increases the electricity tariff rates, such increase may be insufficient to fully offset the adverse impact from the rises in fuel costs, and since tariff increase typically require lengthy public deliberations in order to be implemented, they often occur with a significant time lag and, as a result, our results of operations and cash flows may suffer. To reinforce the correlation between the costs we incur and the tariff we charge to our customers, we have implemented a new cost pass-through tariff system since January 1, 2021. However, such system also has built-in limits and subject to the Government’s discretion. For more information, please see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.”

In addition, we expect complying with the Government’s environment-related initiatives and regulations may continue to impose significant costs and resources on us, which may adversely affect our results of operation, financial condition and cash flows. For example, we recognized Won 387 billion in 2022, Won 77 billion in 2023 and Won 164 billion in 2024 as costs to purchase greenhouse gas emission allowances. The general decrease in such costs is largely attributable to the decrease in the market price of the Korean Allowance Units (KAU), which is one of the main greenhouse gas allowances in Korea. As the price of KAUs is determined by the market, there is no guarantee that such price will not increase in the future.

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

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s GDP and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year basis. In 2024, the GDP increased by 2.0% compared to 2023, whereas the demand for electricity in Korea increased by 0.7% compared to 2023.

	2020	2021	2022	2023	2024
Growth in GDP	(0.7)%	4.6%	2.7%	1.4%	2.0%
Growth in electricity consumption	(2.2)%	4.7%	2.7%	(0.4)%	0.7%

Demand for electricity may be categorized either by the type of its usage or by the type of customers. The following describes the demand for electricity by the type of its usage, namely, industrial, commercial and residential:

•

The industrial sector represents the largest segment of electricity consumption in Korea. Demand for electricity from the industrial sector was 286,212 gigawatt hours in 2024, representing a 1.5% decrease from 2023, largely due to decreases in exports and industrial demand.

•

Demand for electricity from the commercial sector depends largely on the level and scope of commercial activities in Korea. Demand for electricity from the commercial sector increased to 134,807 gigawatt hours in 2024, representing a 3.0% increase from 2023, largely due to a 1.6% increase in the number of commercial customers and increased demand for air-conditioning and other cooling appliances during the summer months due to higher average temperatures in 2024 compared to 2023.

•

Demand for electricity from the residential sector is largely dependent on population growth and use of heaters, air conditioners and other electronic appliances. Demand for electricity from the residential sector increased to 86,989 gigawatt hours in 2024, representing a 5.6% increase compared to 2023, largely due to a 0.6% increase in the number of residential customers and an increase in the demand for air conditioning due to the abnormally higher temperatures during the summer months. For a discussion on demand by the type of customers, see Item 4.B. “Business Overview—Sales and Customers—Demand by the Type of Usage.”

Since our inception, we have had the predominant market share in terms of electricity generated in Korea. As for electricity we purchase from the market for transmission and distribution to our end-users, our generation subsidiaries accounted for 70.4%, 68.3% and 67.7% in 2022, 2023 and 2024, respectively, while the remainder was accounted for by independent power producers. As for transmission and distribution of electricity, we have historically handled, and expect to continue to handle, substantially all of such activities in Korea.

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

Electricity Rates

Under the Electric Utility Act and the Price Stabilization Act, electricity rates are established at the level that would enable us to recover our fair operating costs as well as receive a fair investment return on capital used in our operations. From time to time, our actual rate of return on invested capital may differ significantly from the fair investment return that was assumed for the purposes of electricity tariff approvals, for reasons, among others, related to movements in fuel prices, exchange rates and demand for electricity that differs from what is assumed for determining our fair investment return. As of January 1, 2021, we implemented a new tariff system to reinforce the correlation between the costs we incur and the tariff we charge to our customers, among other changes. However, even under the new system, our ability to pass on fuel and other cost increases to our customers may be limited due to Government regulations on the electricity rates. For further discussion of the fair operating costs, the fair investment return and the new tariff system, see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.”

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

Fuel costs constituted 34.4%, 30.1% and 27.5% of our cost of sales, and the ratio of fuel costs to our sales was 49.1%, 30.8% and 24.3% in 2022, 2023 and 2024, respectively. Substantially all of the fuel (except for anthracite coal) used by our generation subsidiaries is imported from outside of Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. Pursuant to the terms of our long-term supply contracts, prices are adjusted from time to time subject to prevailing market conditions. See Item 4.B. “Business Overview—Fuel Sources and Requirements.”

Coal accounted for 40.2%, 38.5% and 35.9% of our fuel requirements in 2022, 2023 and 2024, respectively. Nuclear generation accounted for 43.1%, 46.1% and 48.1% of our fuel requirements in 2022, 2023 and 2024, respectively. LNG accounted for 13.1%, 12.0% and 11.9% of our fuel requirements in 2022, 2023 and 2024, respectively. Oil accounted for 0.1% and 0.02% of our fuel requirements in 2022 and 2023, respectively, and we did not use oil for our fuel requirements in 2024. In each case, the fuel requirements are measured by the amount of electricity generated by us and our generation subsidiaries and do not include electricity purchased from independent power producers. In order to ensure stable supplies of fuel materials, our generation subsidiaries enter into medium and long-term contracts with various suppliers and supplement such supplies with fuel materials purchased on spot markets.

The price of bituminous coal, which represents our largest fuel requirement, fluctuates significantly from time to time. In 2024, approximately 97.2% of the bituminous coal requirements of our generation subsidiaries was purchased under long-term contracts, and the remaining 2.8% was purchased on the spot market. The average weekly spot price of “free on board” Newcastle coal 5500 NAR (Net As Received) published through Korea Mineral Resource Information Service by Korea Mine Rehabilitation and Mineral Resources Corporation decreased from US$106.38 per ton in 2023 to US$90.79 per ton in 2024 and decreased further to US$70.50 per ton as of March 31, 2025. If the price of bituminous coal were to sharply rise, our generation subsidiaries may not be able to secure their respective bituminous coal supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in fuel costs.

The prices of oil and LNG also fluctuate significantly from time to time. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil decreased from US$97.03 per barrel in 2022 to US$81.93 per barrel in 2023 and US$79.67 per barrel in 2024, and decreased further to US$73.38 per barrel as of April 3, 2025.

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

Because the Government heavily regulates the rates we charge for the electricity we sell (see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates”), our ability to pass on cost increases to our customers is limited.

Movements of the Won against the U.S. Dollar and Other Foreign Currencies

Korean Won has fluctuated significantly against major currencies from time to time. For fluctuations in exchange rates, see pages 1-2 of this annual report. In particular, Korean Won underwent substantial fluctuations during the global financial crisis as well as recently, and remains subject to significant volatility. The Noon Buying Rate per one U.S. dollar was Won 1,260.2 on December 31, 2022, Won 1,291.0 on December 31, 2023, Won 1,477.9 on December 31, 2024 and Won 1,418.8 as of April 11, 2025. In 2023 and 2024, the Won generally depreciated against the U.S. dollar and other foreign currencies, and such depreciation has resulted in a significant increase in the cost of fuel materials and equipment purchased from overseas as well as the cost of servicing our foreign currency debt. As of December 31, 2024, 17.4% of our long-term debt (including the current portion but excluding original issue discounts and premium) without taking into consideration of swap transactions was denominated in foreign currencies, principally U.S. dollars. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in U.S. dollars. Since a substantial portion of our revenues is denominated in Won, we must generally obtain foreign currencies through foreign currency-denominated financings or from foreign currency exchange markets to make such purchases or service such debt, fulfill our obligations under existing overseas investments and make new overseas investments. As a result, any significant depreciation of Won against U.S. dollar or other foreign currencies will have a material adverse effect on our profitability and results of operations. See Item 3.D. “Risk Factors—Risks Relating to KEPCO—The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.”

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

Consolidated Results of Operations

The selected consolidated financial data set forth below as of and for the years ended December 31, 2022, 2023 and 2024 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.

You should read the following data with the more detailed information contained in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

	2022		2023		2024		2024
	(rounded to billions of Won and millions of US$)(1)
Sales	~~W~~	70,546	~~W~~	87,476	~~W~~	92,578	$62,642
Cost of sales		100,904		89,700		81,964	55,460
Gross profit (loss)		(30,358)		(2,223)		10,614	7,182
Selling and administrative expenses		3,009		3,062		3,070	2,077
Other income, net		883		1,017		832	563
Other gains, net		243		23		85	58
Operating profit (loss)		(32,241)		(4,245)		8,461	5,725
Finance expenses, net		(2,913)		(3,922)		(4,087)	(2,765)
Profit related to associates, joint ventures and subsidiaries		1,310		613		882	597
Profit (loss) before income tax		(33,844)		(7,554)		5,257	3,557
Income tax benefit (expense)		9,415		2,838		(1,635)	(1,106)
Profit (loss) for the period		(24,429)		(4,716)		3,622	2,451
Other comprehensive income (loss)		1,247		(229)		629	426
Total comprehensive income (loss)		(23,182)		(4,945)		4,251	2,876

Note:

(1)

The financial information denominated in Won as of and for the year ended December 31, 2024 has been translated into U.S. dollars at the exchange rate of Won 1,477.9 to US$1.00, which was the Noon Buying Rate as of December 31, 2024.

2024 Compared to 2023

In 2024, our consolidated sales, which is principally derived from the sale of electric power, increased by 5.8% to Won 92,578 billion in 2024 from Won 87,476 billion in 2023 primarily reflecting an increase in sales of electric power. Our sale of electric power increased by 5.9% to Won 91,019 billion in 2024 from Won 85,940 billion in 2023, primarily due to an increase in the average unit sales price, as well as an increase in the volume of electricity sold. The volume of electricity sold increased by 0.7% to 549,821 gigawatt hours in 2024 from 545,966 gigawatt hours in 2023 primarily due to a 3.0% increase in the volume of electricity sold to the commercial sector, which represents the second largest segment of electricity consumption in Korea, to 134,807 gigawatt hours in 2024 from 130,844 gigawatt hours in 2023 as well as a 5.6% increase in the volume of electricity sold to the residential sector to 86,989 gigawatt hours in 2024 from 82,348 gigawatt hours in 2023, which was partially offset by a 1.5% decrease in the volume of electricity sold to the industrial sector, which represents the largest segment of electricity consumption in Korea, to 286,212 gigawatt hours in 2024 from 290,555 gigawatt hours in 2023. The increase in the volume of electricity sold to the commercial sector was primarily due to the rising demand for cooling caused by the higher average temperatures during the summer. The increase in the volume of electricity sold to the residential sector was primarily due to a record-long heatwave and prolonged tropical nights. The decrease in the volume of electricity sold to the industrial sector was primarily due to a decrease in industrial activities, such as the slowdown in the construction sector. The average unit sales price increased by 35.2% to Won 162.92 per kilowatt-hour in 2024 from Won 152.80 per kilowatt-hour in 2023, primarily due to an increase in the unit sales price in the residential and industrial sectors. Our sales of construction services increased by 8.2% to Won 849 billion in 2024 from Won 785 billion in 2023, primarily due to an increase in the sales amount recorded from the ongoing construction of our Guam Ukudu Combined thermal power plant project and El Dabaa nuclear power plant project as the construction projects progress over time.

Our consolidated cost of sales, which is principally derived from the purchase of power from independent power producers, raw materials used and depreciation, decreased by 8.6% to Won 81,964 billion in 2024 from Won 89,700 billion in 2023, primarily due to a 9.5% decrease in power purchase and a 22.4% decrease in raw materials used, which was partially offset by a 7.7% increase in depreciation.

Power purchase, which accounted for 42.3% and 42.7% of our cost of sales in 2024 and 2023, respectively, decreased by 9.5% to Won 34,660 billion in 2024 from Won 38,304 billion in 2023, primarily due to decreases in the unit price of power purchase. The decrease in unit price of power purchase was mainly due to a decrease in fuel costs.

Raw materials used, which accounted for 25.7% and 30.3% of our cost of sales in 2024 and 2023, respectively, decreased by 22.4% to Won 21,070 billion in 2024 from Won 27,136 billion in 2023, primarily due to decreases in fuel prices.

Depreciation expense, excluding amortization of nuclear fuel charged to fuel costs in the amounts of Won 2,217 billion and Won 1,329 billion in 2024 and 2023, respectively, increased by 0.8% to Won 11,381 billion in 2024 from Won 11,294 billion in 2023, primarily due to additional property, plant and equipment acquired in relation to the construction of new generation facilities pursuant to our capital investment program.

Other cost of sales increased by 10.1% to Won 1,726 billion in 2024 from Won 1,568 billion in 2023, primarily due to an increase in our greenhouse gas emissions and related costs. For example, we spent approximately Won 164 billion on greenhouse gas emission allowances in 2024 compared to Won 77 billion in 2023. For further information, please see Item 4.B. “Business Overview—Environmental, Social and Governance Programs.”

As a cumulative result of the foregoing factors, our consolidated gross margin (loss) increased to Won 10,614 billion in 2024 from Won (2,223) billion in 2023, and our consolidated gross margin improved to a profit of 11.5% in 2024 from a loss of 2.5% in 2023. The increase in our consolidated gross margin was largely attributable to an 8.6% decrease in our consolidated cost of sales (which was mainly due to a 9.5% decrease in power purchase costs, a 22.4% decrease in raw materials used), which was accompanied by a 5.8% increase in our consolidated sales which was primarily due to a 35.2% increase in the average unit sales price.

Our consolidated selling and administrative expenses slightly increased by 0.3% to Won 3,070 billion in 2024 from Won 3,062 billion in 2023, mainly due to an increase in salaries and repairs and maintenance expenses.

Our consolidated other income, net of expenses, decreased by 18.2% to Won 832 billion in 2024 from Won 1,017 billion in 2023, mainly as a result of an increase in donations.

Our consolidated net other gains increased to Won 85 billion in 2024 from Won 23 billion in 2023, mainly as a result of an increase in gains on disposal of property, plant and equipment.

As a cumulative effect of the foregoing factors, our consolidated operating profit (loss) increased to Won 8,461 billion in 2024 from Won (4,245) billion in 2023, and our consolidated operating margin increased to 9.1% in 2024 from (4.9)% in 2023. This was mainly due to decreased fuel costs as a result of a lower price of LNG and other raw materials and decreased power purchase expenses as a result of a decrease in the unit price of power purchase due to a decrease in the system marginal price of electricity, which decreased as a result of lower fuel costs.

Our consolidated finance expenses, net, increased by 4.2% to Won 4,087 billion in 2024 from Won 3,922 billion in 2023, primarily as a result of increased losses on foreign currency translation.

Our consolidated profit related to associates, joint ventures and subsidiaries increased by 43.9% to Won 882 billion in 2024 from Won 613 billion in 2023, primarily due to an increased share in the profit of Korea Gas Corporation.

As a cumulative effect of the foregoing factors, our consolidated profit (loss) before income taxes increased to Won 5,257 billion in 2024 from Won (7,554) billion in 2023.

Our income tax expense increased to Won 1,635 billion in 2024 from an income tax benefit of Won 2,838 billion in 2023, largely as a result of the increase in profit before income tax. Our effective tax rate, which represents tax expense as a percentage of profit before income taxes, was 31.10% in 2024. See Note 41 to our consolidated financial statements included in this annual report.

As a cumulative result of the above factors, our consolidated profit (loss) increased to Won 3,622 billion in 2024 from Won (4,716) billion in 2023. Our consolidated net profit margin also increased to 3.9% in 2024 from (5.4)% in 2023. Our profit (loss) attributable to the owners of the company increased to Won 3,492 billion in 2024 from Won (4,823) billion in 2023.

Other comprehensive income (loss) increased to Won 629 billion in 2024 from Won (229) billion in 2023, largely due to an increase in net change in fair value of equity investments at fair value through other comprehensive income and share of other comprehensive income of associates and joint ventures, net of tax.

As a cumulative result of the above factors, our consolidated total comprehensive income (loss) increased to Won 4,251 billion in 2024 from Won (4,945) billion in 2023.

2023 Compared to 2022

In 2023, our consolidated sales, which is principally derived from the sale of electric power, increased by 24.0% to Won 87,476 billion in 2023 from Won 70,546 billion in 2022, primarily due to an increase in the sales of electric power. Our sales of electric power increased by 24.2% to Won 85,940 billion in 2023 from Won 69,184 billion in 2022, primarily due to an increase in the average unit sales price that underlies the tariff charged to our customers. The average unit sales price increased by 26.8% to Won 152.80 per kilowatt-hour in 2023 from Won 120.51 per kilowatt-hour in 2022 as we increased our tariff in coordination with the Government. The volume of electricity sold decreased by 0.4% to 545,966 gigawatt hours in 2023 from 547,933 gigawatt hours in 2022, primarily due to a 1.9% decrease in the volume sold to the industrial sector, which represents the largest segment of electricity consumption in Korea. However, such decrease was partially offset by 2.9% increase to 130,844 gigawatt hours in 2023 from 127,193 gigawatt hours in 2022 in the volume sold to the commercial sector and 1.7% increase to 82,348 gigawatt hours in 2023 from 80,996 gigawatt hours in 2022 in the volume sold to the residential sector. The decrease in the volume sold to the industrial sector was primarily due to a decrease in industrial activities such as a decrease in information technology sector exports from Korea. The increase in the volume sold to the commercial sector was primarily due to heightened levels of consumption following the end of the COVID-19 pandemic, which led to an increase in sales volume across major service industries. The increase in the volume sold to the residential sector was primarily due to increased use of air conditioners and other electronic appliances resulting from higher than usual temperatures during the summer months. Also, our sale of construction services increased by 21.3% to Won 785 billion in 2023 from Won 647 billion in 2022 primarily due to an increase in amounts recorded from ongoing construction of our nuclear complex construction projects in the United Arab Emirates.

Our consolidated cost of sales, which is principally derived from the purchase of power from independent power producers, raw materials used and depreciation, decreased by 11.1% to Won 89,700 billion in 2023 from Won 100,904 billion in 2022, primarily due to a 8.8% decrease in power purchase and 22.1% decrease in raw material used, which was partially offset by 4.7% increase in depreciation.

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

Our consolidated net other gains decreased to Won 23 billion in 2023 from Won 243 billion in 2022, primarily as a result of a decrease in gains on disposal of property, plant and equipment, which was partially offset by a reversal of impairment losses on property, plant and equipment.

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

Segment Results

We operate in the following business segments: transmission and distribution, nuclear power generation and thermal power generation and others. The transmission and distribution segment, which is operated by us, the parent company, consists of operations related to the transmission, distribution and sale to end-users of electricity purchased from our generation subsidiaries, as well as from independent power producers. The power generation segment, which is operated by our one nuclear generation subsidiary and five non-nuclear generation subsidiaries, consists of operations related to the generation of electricity sold to the parent company through the Korea Power Exchange. The transmission and distribution segment and the power generation segment together represent our electricity business. The remainder of our operation consists primarily of operations related to the plant maintenance and engineering service and others including mainly overseas businesses. In 2022, 2023 and 2024, the unaffiliated revenues of the power generation segment (representing the six generation subsidiaries) and all our other revenues in the aggregate amounted to only 5.9%, 4.6% and 4.2% of our consolidated revenues, respectively, and the results of operations for our business segments substantially mirror our consolidated results of operations. For further information, see Note 4 of the notes to our consolidated financial statements included in this annual report.

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

Capital Requirements

For the foreseeable future, we anticipate that the following will be the main drivers of our capital requirements:

•	working capital requirements, the largest component of which is fuel purchases and power purchase costs;

•	capital expenditures pursuant to our capital investment program;

•	payment of principal and interest on our existing debt; and

•	overseas investments.

In addition, if there is an unanticipated material change to the Restructuring Plan, the Basic Plan or other major policy initiatives of the Government relating to the electric power industry, or a natural disaster, such change may require a significant amount of additional capital requirements.

Capital Expenditures

We anticipate that capital expenditures will be the most significant use of our funds in the next several years. Our capital expenditures relate primarily to the construction of new generation units, maintenance of existing generation units and expansion of our transmission and distribution systems. Our capital expenditures generally follow budgets established under the Basic Plan, which contains projections relating to the supply and demand of electricity of Korea based on which we plan the construction of additional generation units and transmission systems.

Our total capital expenditures for the construction of generation, transmission and distribution facilities were Won 13,886 billion, Won 15,518 billion and Won 16,720 billion in 2022, 2023 and 2024, respectively, and under our current budgets, are estimated to be approximately Won 19,383 billion, Won 22,027 billion and Won 23,750 billion in 2025, 2026 and 2027, respectively. We plan to finance our capital expenditures primarily through cash from operation of business, construction grants, issuance of securities in the capital markets and borrowings from financial institutions.

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

Furthermore, as part of the Comprehensive Measures against Particulate Matter and the Eighth, Ninth, Tenth, Eleventh Basic Plan, announced by the Government in September 2017, December 2017, December 2020 and January 2023 and February 2025 respectively, the Government set forth the following policy directions relating to coal-fired generation units: (i) 37 decrepit coal-fired generation units shall convert to LNG fuel use by 2038, (ii) in principle, construction of new coal-fired generation units shall not be planned, (iii) coal-fired generation units that are 30 years or older shall temporarily cease operations from December to February of each year from 2020, which has also been done from March to June in 2018 and 2019, (iv) coal-fired generation units shall be put through comprehensive functional and environmental upgrades and (v) coal-fired generation units shall be subject to emission standards that came into effect in January 2019 that are twice as more rigorous than the previous standards. Compliance with such measures is expected to result in significant additional costs.

We also established a research and entrepreneurship-oriented university specializing in the energy field. See Item 4.B. “Business Overview—Establishment of a University.” On August 8, 2019, our board of directors resolved to make an initial contribution of Won 60 billion for the promotion, initial operation and the design of the university campus, and the actual contribution was made in 2020. On May 21, 2021, our board resolved to make an additional contribution of Won 64.5 billion to the university and Won 41.3 billon of such contribution was made in December 2021. The remaining contribution of Won 23.2 billion was made by our affiliates. In addition, on July 15, 2022, our and our affiliates’ boards decided to contribute Won 47.9 billion for funding the construction and operation of major campus facilities and completed the contribution by December 2022. In 2023, our and our affiliates’ boards of directors decided to contribute additional Won 110.6 billion, of which we contributed Won 70.8 billion and our affiliates contributed the remaining Won 39.8 billion. In 2024, our and our affiliates’ boards of directors decided to contribute an additional Won 1,778 billion, of which we contributed Won 1,138 billion and our affiliates are in the process of making a contribution of Won 640 billion.

Fuel Purchases

We require significant funds to finance our operations, principally in relation to the purchase of fuels by our generation subsidiaries for generation of electricity. In 2022, 2023 and 2024, fuel costs constituted 34.4%, 30.1% and 27.5% of our cost of sales and the ratio of fuel costs to our sales was 49.1%, 30.8% and 24.3%, respectively. We plan to fund our fuel purchases primarily with net operating cash, although in cases of rapid increases in fuel prices as is the case from time to time, we may also rely on borrowings from financial institutions and issuance of debt securities in the capital markets.

Repayment of Existing Debt

Payments of principal and interest on indebtedness will require considerable resources. The table below sets forth the scheduled maturities of outstanding interest-paying debt (excluding original issue discounts and premium) of us and our six wholly-owned generation subsidiaries as of December 31, 2024 for each year from 2025 to 2029 and thereafter without taking into consideration of swap transactions. As of December 31, 2024, such debt represented 96.5% of our outstanding debt on a consolidated basis.

Year ended December 31	Local Currency Borrowings	Foreign Currency Borrowings	Domestic Debentures	Foreign Debentures	Total(1)
	(in billions of Won)
2025	9,446.4	—	22,530.0	4,263.0	36,239.4
2026	3.2	12.9	21,530.0	5,469.1	27,015.1
2027	4,101.6	—	15,000.0	4,741.2	23,842.8
2028	2,651.2	—	5,850.0	2,002.8	10,504.0
2029	400.1	—	7,420.0	882.0	8,702.1
Thereafter	54.5	—	20,260.3	1,490.1	21,804.9
Total(1)	16,657.0	12.9	92,590.3	18,848.2	128,108.3

Note:

(1)	The figures may not add up to the relevant total numbers due to rounding.

We and our six wholly-owned generation subsidiaries incurred interest charges (including capitalized interest) in relation to our interest-bearing debt of Won 3,253 billion, Won 5,023 billion and Won 5,328 billion, in 2022, 2023 and 2024, respectively. We anticipate that interest charges will increase in future years because of, among other factors, anticipated increases in our long-term debt. See “—Capital Resources” below. The weighted average rates of interest on our and our six wholly-owned generation subsidiaries’ interest-bearing long-term debt and borrowings under existing swap contracts were 3.09%, 3.33% and 3.19% in 2022, 2023 and 2024, respectively.

Overseas Investments

As part of our revenue diversification strategy, we plan to continue to make overseas investments on a selective basis, which will be funded primarily through foreign currency-denominated borrowings and debt securities issuances as well as net operating cash from such investments.

Capital Resources

The selected consolidated financial data set forth below as of and for the years ended December 31, 2022, 2023 and 2024 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.

You should read the following data with the more detailed information contained in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

	2022		2023		2024		2024
	(rounded to billions of Won and millions of US$)(1)
Net cash provided by (used in) operating activities	~~W~~	(23,478)	~~W~~	1,522	~~W~~	15,876	$10,742
Long-term debt (excluding current portion)(2)		97,946		92,510		88,091	59,606
Current portion of the long-term debt		13,839		30,454		35,319	23,898
Total long-term debt(3)		111,982		123,163		123,646	83,663
Won-denominated long-term debt		95,476		104,964		102,096	69,082
Foreign currency-denominated long-term debt		16,506		18,199		21,550	14,581
Other long-term liabilities(4)		50,340		48,692		53,385	36,122
Short-term borrowings		8,820		10,667		9,123	6,173
Total equity		42,000		37,265		41,363	27,988

Notes:

(1)

The financial information denominated in Won as of and for the year ended December 31, 2024 has been translated into U.S. dollars at the exchange rate of Won 1,477.9 to US$1.00, which was the Noon Buying Rate as of December 31, 2024.

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

We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, issuance of debt securities and borrowings from financial institutions. Net cash provided by operating activities is primarily a function of electricity sales and fuel purchases and is also affected by increases and decreases in trade receivables, trade payables and inventory related to electricity sales and fuel purchases. Net cash provided by (or used in, as indicated by the parenthesis) operating activities was Won (23,478) billion, Won 1,522 billion and Won 15,876 billion in 2022, 2023 and 2024, respectively.

As of December 31, 2022, 2023 and 2024, our long-term debt (excluding the current portion but including original issue discounts and premium), without taking into consideration of swap transactions, amounted to Won 97,946 billion, Won 92,510 billion and Won 88,091 billion, respectively, representing 233.2%, 248.2%, 213.0% of equity, respectively, as of such dates. As of December 31, 2022, 2023 and 2024, the current portions of our long-term debt were Won 13,839 billion, Won 30,454 billion and Won 35,319 billion, respectively. As of December 31, 2022, 2023 and 2024, our short-term borrowings amounted to Won 8,820 billion, Won 10,667 billion and Won 9,123 billion, respectively. See Note 23 of the notes to our consolidated financial statements included in this annual report. Total long-term debt (including the current portion but excluding original issue discounts and premium), without taking into consideration of swap transactions, as of December 31, 2024 was Won 123,646 billion, of which Won 102,096 billion was denominated in Won and an equivalent of Won 21,550 billion was denominated in foreign currencies, primarily U.S. dollars. We, KHNP, KOMIPO and KOWEPO also maintain global medium-term note programs in the aggregate amount of US$21 billion, of which approximately US$11 billion remains currently available for future drawdown.

As we experienced net losses during 2022 and 2023 as global energy prices increased significantly and the power purchase costs increased accordingly, we issued more debt securities than before to meet increased working capital requirement. On December 28, 2022, the National Assembly of Korea passed an amendment to Article 16 of KEPCO Act which increased our debt ceiling on total outstanding debt securities on a separate basis to be no greater than five times (or six times if the Minister of the Ministry of Trade, Industry and Energy

approves if it is urgently required to resolve a business crisis situation) the sum of our share capital and reserves updated at the end of each year. Such share capital and reserves are calculated on a separate basis under the KEPCO Act. Before such amendment, our debt ceiling was two times the sum of our share capital and reserves. Such increase in debt ceiling will be effective until December 31, 2027 and we may make use of the new debt ceiling to issue more debt securities to cover our losses, refinance existing debt and finance new capital expenditures. However, if the sum of our share capital and reserves decreases (including as a result of continued significant net losses), our debt ceiling will decrease as well and there will be no assurance that we can meet our funding requirements for capital or operational expenditures or debt repayment obligations, which situation could have a material adverse impact on our business, results of operations and financial condition.

Subject to the implementation of our capital expenditure plan and the sale of our interests in our generation subsidiaries and other subsidiaries, our long-term debt may increase or decrease in future years. Until recently, a significant portion of our long-term debt was raised through foreign currency-denominated borrowings. Our foreign currency-denominated long-term debt (including the current portion but excluding original issue discounts and premium), without taking into consideration of swap transactions, amounted to Won 18,199 billion and Won 21,550 billion as of December 31, 2023 and 2024, respectively.

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

We incur our short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had any material difficulties in obtaining short-term borrowings. In addition, in order to prepare for potential liquidity shortage, we maintain several credit facilities with financial institutions, with Won-denominated facilities amounting to Won 12,519 billion in aggregate and foreign currency-denominated facilities amounting to US$1,086 million in aggregate. The full amount of these facilities was available as of December 31, 2024.

We may raise capital from time to time through issuance of equity securities. However, there are certain restrictions on our ability to issue equity instruments, including limitations on shareholding by foreigners. In addition, without changes in the existing KEPCO Act which requires that the Government, directly or pursuant to the Korea Development Bank Act, through Korea Development Bank, own at least 51% of our capital stock, it may be difficult or impossible for us to undertake any equity financing other than sales of treasury stock without the Government’s participation. Even if we are able to conduct equity financing with the Government’s participation, prevailing market conditions may be such that we may not be able conduct equity financing on terms that are commercially acceptable to us. See Item 3.D. “Risk Factors—Risks Relating to Korea and the Global Economy.”

Our total equity increased by 11.0% from Won 37,265 billion as of December 31, 2023 to Won 41,363 billion as of December 31, 2024, mainly as a result of an increase in total comprehensive income.

Liquidity

The selected consolidated financial data set forth below as of and for the years ended December 31, 2022, 2023 and 2024 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.

You should read the following data with the more detailed information contained in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

	2022		2023		2024		2024
	(rounded to billions of Won and millions of US$)(1)
Property, plant and equipment, net	~~W~~	177,865	~~W~~	179,876	~~W~~	182,983	$123,813
Current trade and other payables, net		11,984		9,090		9,411	6,368
Current financial liabilities, net		22,704		41,140		44,466	30,087
Net cash provided by (used in) operating activities		(23,478)		1,522		15,876	10,742
Net cash used in investing activities		(14,954)		(13,074)		(14,093)	(9,536)
Net cash provided by financing activities		38,998		12,662		(3,849)	(2,604)
Net working capital (deficit)(2)		(14,768)		(31,712)		(34,714)	(23,489)

Notes:

(1)

The financial information denominated in Won as of and for the year ended December 31, 2024 has been translated into U.S. dollars at the exchange rate of Won 1,477.9 to US$1.00, which was the Noon Buying Rate as of December 31, 2024.

(2)

Net working capital is defined as current assets minus current liabilities. For the periods indicated, current liabilities exceeded current assets, which resulted in working capital deficit for such periods.

Our liquidity is substantially affected by our acquisition of property, plant and equipment, fuel purchases and schedule of repayment of debt. Our property, plant and equipment increased by 1.7% from Won 179,876 billion as of December 31, 2023 to Won 182,983 billion as of December 31, 2024. As the fuel costs decreased by 16.5% from Won 26,978 billion in 2023 to Won 22,538 billion in 2024, our current trade and other payables also decreased from Won 9,090 billion as of December 31, 2023 to Won 9,411 billion as of December 31, 2024. Our current financial liabilities increased by 8.1% from Won 41,140 billion as of December 31, 2023 to Won 44,466 billion as of December 31, 2024 according to our debt repayment schedule.

Our net cash flow from operating activities increased by 943.1% to a net cash inflow of Won 15,876 billion in 2024 from a net cash inflow of Won 1,522 billion in 2023, primarily due to an increase in cash generated from sales of electricity.

Our net cash flow from investing activities decreased by 7.8% to a net cash outflow of Won 14,093 billion in 2024 from a net cash outflow of Won 13,074 billion in 2023, primarily due to an increase in net cash inflow of financial assets. Such increase reflected the disposal of financial assets under fair value through profit or loss (FVPL) treatment, which we previously acquired for temporary fund management.

Our net cash flow from financing activities decreased by 130.4% to a net cash outflow of Won 3,849 billion in 2024 from a net cash inflow of Won 12,662 billion in 2023, primarily due to an increase in repayment of long-term borrowings and debt securities to Won 25,342 billion in 2024 from Won 10,987 billion in 2023. The main reason for such increase was because we benefited from a decrease in our cost of sales, reducing our financing needs.

Due to the capital-intensive nature of our business as well as significant volatility in fuel prices, from time to time we operate with working capital deficits, and we may have substantial working capital deficits in the future. As of December 31, 2022, 2023 and 2024, we had a working capital deficit of Won 14,768 billion, Won 31,712 billion and Won 34,714 billion, respectively. We have traditionally met our working capital and other capital requirements primarily with net cash provided by operating activities, issuance of debt securities, borrowings from financial institutions and construction grants. We also incur short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had any material difficulties in obtaining short-term borrowings. See “—Capital Resources.”

We may face liquidity concerns in the case of sudden and sharp depreciation of the Won against major foreign currencies or depreciation over a sustained period of time. While substantially all of our revenues and our cash and cash equivalents are denominated in Won, we pay for substantially all of our fuel purchases in foreign currencies. Furthermore, as a substantial portion of our long-term debt is denominated in foreign currencies, the payment of principal and interest thereon is made in foreign currencies. In the past, we have incurred foreign currency debt principally due to the limited availability and the high cost of Won-denominated financing in Korea. However, in light of increasing sophistication of Korean capital markets and the recent increase in Won liquidity in Korean financial markets, we plan to reduce the portion of our debt which is denominated in foreign currencies, even though we intend to continue to raise certain amounts of capital through long-term foreign currency debt for purposes of maintaining diversity in our funding sources as well as paying for overseas investments and fuel procurements in foreign currencies. As of December 31, 2024, 17.4% of our long-term debt (including the current portion but excluding original issue discounts and premium), without taking into consideration of swap transactions, was denominated principally in U.S. dollars.

We enter into currency swaps and other hedging arrangements with respect to our foreign currency denominated debt only to a limited extent primarily due to the limited size of the Korean market for such derivative instrument. Such instruments include combined currency and interest rate swap agreements, interest rate swaps and foreign exchange agreements. We do not enter into derivative financial instruments for the purpose of hedging market risk resulting from fluctuations in fuel costs. Our policy is to hold or issue derivative financial instruments for hedging purposes only. See Note 12 of the notes to our consolidated financial statements.

We did not pay any dividends in respect of fiscal year 2022 and 2023 on a separate basis. In fiscal year of 2024, paid dividends of Won 213 per share, and the total dividend amount was Won 136.7 billion.

Contractual Obligations

The following summarizes our known contractual obligations on a consolidated basis as of December 31, 2024 and the effect such obligations are expected to have on liquidity and cash flow in future periods. See Note 45.(2) of the notes to our consolidated financial statements included in this annual report for our management of short, medium and long-term funding and liquidity management requirements.

Contractual Obligations	Less than 1 Year		1~2 Years	2~5 Years	More than 5 Years	Total(3)
	(in billions of Won)
Borrowings and debt securities(1)	~~W~~	47,855	30,033	40,751	30,918	149,557
Lease liabilities		633	553	1,264	1,670	4,120
Trade and other payables		8,808	355	632	527	10,322
Financial guarantee contracts(2)		3,156	1,713	271	12	5,152

Total(3)	~~W~~	60,452	32,654	42,918	33,127	169,151

Notes:

(1)	These includes interest payments on the borrowings and debts for the periods indicated.
(2)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2023 and 2024 are Won 67,240 million and Won 49,992 million, respectively.

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

We import all uranium ore concentrates from sources outside Korea (including Kazakhstan, Canada, France, the United Kingdom, Switzerland and Uzbekistan) under medium to long-term contracts and purchases in spot markets, and pay for such concentrates with currencies other than Won, primarily U.S. dollars. Except for certain fixed contract prices, contract prices for processing of uranium are adjusted annually based on base prices and spot market prices prevailing at the time of delivery.

The fuel purchase price is typically negotiated near or at the time of purchase subject to prevailing market conditions. In 2024, the fuel cost incurred to us was Won 22,538 billion. See Note 49.(2) of the notes to our consolidated financial statements for further details of these contracts.

Under the Long-term Transmission and Substation Plan approved by the Ministry of Trade, Industry and Energy, we are responsible for the construction of all of our power transmission facilities and the maintenance and repair expenses for such facilities. Also, our generation subsidiaries make plans for expanding our generation capacity based on the Basic Plan, which is generally revised and announced every two years by the Government. For a description of our commitments for acquisition of property, plant and equipment, see Note 49.(1) of the notes to our consolidated financial statements included in this annual report.

Payment guarantee

See Note 50.(2) to our consolidated financial statements included in this annual report for payment guarantees and short-term credit facilities from financial institutions.

Overdraft and Others

See Note 47.(7) to our consolidated financial statements included in this annual report for existing guarantees provided by us to our associates, joint ventures and others.

Other than as described in this annual report and also in Notes 47 and 50 of the notes to our consolidated financial statements included in this annual report, we did not have any other material credit lines and guarantee commitments provided to any third parties as of December 31, 2024.

Item 5.C.	Research and Development, Patents and Licenses, etc.

Research and Development

In accordance with our 2035 mid-to-long-term strategy, we have set strategic objectives to transition into a management value-adding R&D system and to develop and commercialize core technologies. The five key R&D areas are: (1) improving the efficiency of management, (2) stabilizing power supply and reducing failures, (3) safety and disaster countermeasures, (4) developing future power grids and (5) leading carbon neutrality. These development goals are outlined below.

•	Improving the efficiency of management. We are developing technologies aimed at reducing transmission and distribution equipment investment costs as well as operational and maintenance costs.

•	Stabilizing power supply and reducing failures. We are developing technologies aimed at improving the stability and efficiency of power supply and reducing equipment failures.

•	Safety and disaster countermeasures. We are developing technologies aimed at preventing disasters and security accidents in the power sector and reducing the emission of environmental pollutants.

•	Developing future power grids. We are developing technologies aimed at securing next-generation power equipment and operational technologies for efficient power supply.

•	Leading carbon neutrality. We are developing technologies aimed at promoting renewable energy and fuel efficiency for thermal power plants.

In addition, we cooperate closely with several other electric utility companies and research institutes, both foreign and domestic, on various projects to diversify the scope and scale of our research and development activities.

In 2025, consistent with the Government guidelines, we plan to invest approximately 2.61% of our annual estimated net sales on a separate basis in research and development. We and our six generation subsidiaries invested Won 889 billion, Won 865 billion and Won 859 billion in 2022, 2023 and 2024, respectively, and plan to invest Won 1,202 billion in 2025. We and the six generation subsidiaries have 1,487 employees engaged in research and development activities as of December 31, 2024. As a result of our research, we and the six generation subsidiaries have 5,047 registered patents and 8,060 patent applications outstanding in Korea and abroad as of December 31, 2024.

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

The names, titles and outside occupations, if any, of the standing directors as of April 3, 2025 and the respective years in which they took office are set forth below.

Name (Gender)	Age	Position	Outside Occupation	Position Held Since
Kim, Dong-Cheol (Male)	69	President & Chief Executive Officer	None	September 19, 2023
Jun, Young-Sang (Male)	60	Comptroller & Auditor General and Member of the Audit Committee (Non-executive)	None	March 7, 2023
Oh, Heung-Bok (Male)	59	Corporate Senior Vice President and Chief Financial & Strategic Planning Officer	None	February 21, 2024
Ahn, Jung-Eun (Male)	58	Corporate Senior Vice President and Chief Business Management Officer	None	January 6, 2025
Seo, Chul-Soo (Male)	59	Corporate Senior Vice President and Chief Power System Officer	None	December 11, 2023
Seo, Guen-Bae (Male)	61	Corporate Senior Vice President and Chief Global & New Business Officer	None	June 26, 2023

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

Oh, Heung-Bok has been our Standing Director since February 21, 2024. Mr. Oh also currently serves as our Corporate Senior Vice President and Chief Financial & Strategic Planning Officer and previously served as the Head of KEPCO Academy, Vice President and Head of Human Resources Department and Vice President at KEPCO Nam-Seoul Regional Headquarter. Mr. Oh received a M.A. in Public Administration from Korea University.

Ahn, Jung-Eun has been our Standing Director since January 6, 2025. Mr. Ahn also currently serves as our Corporate Senior Vice President and Chief Business Management Officer and previously served as Executive Vice President & Chief Co-prosperity & Cooperation Officer and Vice President & Head of Office of the President. Mr. Ahn received an MBA from Helsinki School of Economics.

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

The names, titles and outside occupations, if any, of the non-standing directors as of April 3, 2025 and the respective years in which they took office are set forth below.

Name (Gender)	Age	Position	Principal Occupation	Position Held Since
Han, Jin-Hyun (Male)	65	Non-Executive Director, Chairperson of the Board of Directors Chairperson of the Power System Committee	Adviser of a law firm, Lee & Ko	August 30, 2023
Kim, Jong-Woon (Male)	67	Non-Executive Director Member of the ESG Committee	None	August 22, 2022
Kim, Jun-Ki (Male)	59	Non-Executive Director, Chairperson of the ESG Committee	Seoul National University Vice-President of Planning	May 2, 2023
Kim, Sung-Eun (Female)	68	Non-Executive Director, Chairperson of the Audit Committee	Professor of Advanced Technology Business, Kyung Hee University Graduate School	November 8, 2023
Lee, Sung-Ho (Male)	61	Non-Executive Director, Member of the Audit Committee	Professor of Business Administration, University of Seoul	November 8, 2023
Cho, Seong-Jin (Male)	68	Non-Executive Director Member of the Power System Committee	None	December 4, 2023
Kang, Hoon (Male)	70	Non-Executive Director, Member of the ESG Committee	Attorney at Law of Barun Law LLC	May 1, 2024

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

Kim, Jun-Ki has been our Non-Standing Director since May 2, 2023. Mr. Kim is currently the vice president of planning at Seoul National University. Mr. Kim previously served as the President of Seoul National University’s Graduate School of Public Administration. Mr. Kim received a B.A. from London School of Economics, an M.A. and a Ph.D. in Public Policy from Harvard University in Economics.

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

Kang, Hoon has been our Non-Standing Director since May 1, 2024. Ms. Kang is currently a Attorney at Law of Barun Law LLC. Mr. Kang previously served as an adjunct professor of Seoul National University and Legal Secretary of the Office of the President. Mr. Kang received a B.A. in Law from Seoul National University

Term of Office of Directors

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

Jun, Young-Sang, a standing director, Kim, Jae-Shin and Lee, Sung-Ho, both non-standing directors, are currently members of our audit committee. All such members of the audit committee are independent within the meaning of the Korea Exchange listing standards, the regulations promulgated under the Korean Commercial Act and the New York Stock Exchange listing standards.

ESG Committee

We established an Environment, Social and Governance (“ESG”) Committee within our board of directors to reinforce ESG-based management system and to ensure consistent performance in this area. The ESG Committee consists of four directors. As of the date of this annual report, our ESG committee consists of three non-standing directors, Kim, Jun-ki and Kim, Jong-woon, and Kang, hoon, and one standing director, Oh, Heung-bok. Our ESG Committee is charged with resolving major management issues related to ESG, establishing ESG management strategies and business plans and checking on the overall direction of sustainable management. In 2024, the ESG Committee met three times, and its major agenda included the establishment of 2024 environment management plan and publication of a sustainability report.

Power System Committee

We established the Power System Committee within our board of directors to review, evaluate and improve our major power system policies. The Power System Committee consists of four directors. As of the date of this annual report, our Power System Committee consists of three non-standing directors, Han, Jin-hyun and Cho, Seong-jin and Park, Chung-keun, and one standing director, Seo, chul-su. Our Power System Committee is responsible for reviewing and addressing major agenda items in the electric power sector, such as major implementation plans related to the power system as requested by the board of directors and inspection of the performance evaluation and feedback of major policies of the power system. In 2024, the Power System Committee convened once, and its major agenda included the initiation of major construction projects exceeding 345 kV.

Item 6.B.	Compensation

The aggregate amount of remuneration paid to our standing and non-standing directors consist of (i) salaries and wages paid to standing and non-standing directors, which amounted to Won 1,271 million in aggregate in 2024, and (ii) accrued retirement and severance benefits for standing directors, which amounted to Won 36 million in 2024. Under the Act on the Management of Public Institution, our executive officers include the president and the standing and non-standing directors. Standing directors, except the standing director who concurrently serves as a member of our audit committee, take executive positions with our company while the other directors, including non-standing directors, do not. We do not have any other officer who is in charge of a principal business unit, division or function, any other officer who performs a policy making function or any other person who performs similar policy making functions for us.

Item 6.C.	Board Practices

Under the Act on the Management of Public Institutions and our Articles of Incorporation, for appointments made after April 1, 2007, the term of office for our president is three years and the term of our office for our directors (whether standing or non-standing but not the president) is two years. Our president and directors may be reappointed for one or more additional terms of one year. In order to be reappointed, the president must be evaluated on the basis of his management performance; a standing director, on the basis of the performance of the duties for which he was elected, or if the standing director has executed an incentive bonus contract, on the basis of his performance under the contract; and a non-standing director, on the basis of his performance of the duties for which he was elected.

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

As of December 31, 2024, we and our generation subsidiaries had a total of 48,440 regular employees, almost all of whom are employed within Korea. Approximately 10.1% of our regular employees (including employees of our generation subsidiaries) are located at our head office.

The following table sets forth the number of and other information relating to our regular employees, not including directors or senior management, as of December 31, 2024.

	KEPCO	KHNP	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP	Total
Regular Employees
Administrative	4,995	1,141	348	448	314	385	345	7,976
Engineers	12,355	9,954	2,191	2,189	2,208	2,041	2,081	33,019
Others	5,205	1,105	260	266	217	283	109	7,445

Total	22,555	12,200	2,799	2,903	2,739	2,709	2,535	48,440

Head Office Employees	1,656	1,646	299	314	298	308	363	4,884
% of total	7.3%	13.5%	10.7%	10.8%	10.9%	11.4%	14.3%	10.1%
Members of Labor Union	17,528	8,770	1,955	1,886	1,843	1,835	1,787	35,604
% of total	77.7%	71.9%	69.8%	65.0%	67.3%	67.7%	70.5%	73.5%

We and each of our generation subsidiaries have separate labor unions. Approximately 73.5% of our and our generation subsidiaries’ employees in the aggregate are members of these labor unions, each of which negotiates a collective bargaining agreement for its members each year. Under applicable Korean law, an employee-employer cooperation committee comprised of an equal number of representatives of management and labor (which shall be no less than three and no more than ten representatives from each of management and labor) is required to be established. Accordingly, an employee-employer cooperation committee composed of eight representatives of management and eight representatives of labor has been established within our company and at each of our generation subsidiaries. The committee meets periodically to discuss various labor issues.

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

As of December 31, 2024, none of our directors and members of our administrative, supervisory or management bodies own more than 0.1% of our common stock, individually or in the aggregate.

Item 6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A. Major Shareholders

The following table sets forth information relating to certain owners of our capital stock as of December 31, 2024:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class (1) (%)
Common stock	Government	116,841,794	18.2%
	Korea Development Bank (2)	211,235,264	32.9%

	Subtotal	328,077,058	51.1%
	National Pension Service	48,233,056	7.5%
	Employee Stock Ownership Association	10,596,190	1.7%
	Directors as a group	4,116	0.0%
	Public (non-Koreans)
	Common shares	86,736,010	13.5%
	American depositary shares (3)	10,678,238	1.7%
	Public (Koreans)	157,639,409	24.6%

	Subtotal	313,887,019	48.9%

	Total	641,964,077	100.0%

Notes:

(1)	Percentages are based on issued shares of common stock.
(2)	Korea Development Bank is a Government-controlled entity.

(3)

The number for American depositary shares (ADSs) presented in this table is the number of common shares underlying the total outstanding ADSs. The actual number of the total outstanding ADSs, each representing one-half of a common share, is 21,356,476.

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

In the past three years, our related party transactions principally consisted of purchases of LNG from Korea Gas Corporation and long-term borrowings from Korea Development Bank. In 2022, 2023 and 2024, we and our generation subsidiaries purchased LNG from Korea Gas Corporation in the aggregate amount of Won 11,996 billion, Won 8,874 billion and Won 6,624 billion, respectively. As of December 31, 2024, we had borrowings from Korea Development Bank in the aggregate amount of Won 336 billion, which had interest rates ranging from 0.50% to 4.94%, CB rate + 0.90%, as well as 1 year KDB rate of + 0.91% for certain operating funds.

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

Legal Proceedings

As of December 31, 2024, we and our subsidiaries were engaged in 722 lawsuits as a defendant and 264 lawsuits as a plaintiff. As of the same date, the total amount of damages claimed against us and our subsidiaries was Won 884 billion, for which we have made a provision of Won 488 billion as of December 31, 2024, and the total amount claimed by us and our subsidiaries was Won 770 billion as of December 31, 2024. While the outcome of any of these lawsuits cannot presently be determined with certainty, our management currently believes that the final results from these lawsuits will not have a material adverse effect on our liquidity, financial position or results of operations.

The following are potentially significant claims pertaining to us and our subsidiaries.

In December 2013, the Supreme Court ruled that regular bonuses fall under the category of ordinary wages on the condition that those bonuses are paid regularly and uniformly, and that any agreement which excludes such regular bonuses from ordinary wage is invalid. One of the key rulings provides that bonuses that are given to employees (i) on a regular and continuous basis and (ii) calculated according to the actual number of days worked (iii) that are not incentive-based must be included in the calculation of “ordinary wages.” The Supreme Court further ruled that in spite of invalidity of such agreements, employees shall not retroactively claim additional wages incurred due to such court decision, in case that such claims provide employees with unexpected benefits that substantially exceed the wage level agreed by employers and employees and cause an unpredicted increase in expenditures for their company, which would lead the company to material managerial difficulty or would be a threat to the existence of the company. In that case, such claims are not acceptable as they are unjust and are in breach of the principle of good faith. However, in December 2021, the Supreme Court ruled that the claim of workers for additional wages should not be easily rejected for the reason of good faith if there is a possibility of overcoming business difficulties in the future.

As a result of such ruling by the Supreme Court, we and our subsidiaries became subject to a number of lawsuits filed by various industry-wide and company-specific labor unions based on claims that ordinary wage had been paid without including certain items that should have been included as ordinary wage. In July 2016, the court ruled against us, and in accordance with the court’s ruling, in August 2016 we paid Won 55.1 billion to the employees for three years of back pay plus interest. As of December 31, 2024, our subsidiaries set aside an aggregate amount of Won 274.0 billion to cover any potential future payments of additional ordinary and wage in relation to the related lawsuits. All cases are currently on-going at various stages of proceedings. We cannot presently assure you that the courts will not ultimately rule against our subsidiaries in these lawsuits, or that the amount of our reserves against these lawsuits will be sufficient to cover the amounts actually payable under court rulings. Any of these developments would adversely affect our results of operations.

Furthermore, the issue of determining which labor costs should be additionally included as part of ordinary wages has not been fully resolved by the courts reviewing the lawsuits to which our subsidiaries are a party and other ordinary wage lawsuits filed against other companies. For instance, there are several cases pending review of the Supreme Court on whether the bonuses conditional to employee’s current employment status should be included as part of ordinary wages. The Supreme Court, in 2013, had ruled that such conditional bonuses are not a part of ordinary wages, yet there were several lower court cases challenging the Court’s interpretation. Although there was a case of the Supreme Court on November 2022 where it ceased the trial and dismissed the appeal against the lower court case challenging the Court’s interpretation, it is not clear from the above case whether the Supreme Court changed its previous interpretation. If the Supreme Court changes its previous interpretation in its review of the currently pending cases, it is expected to be followed by a series of lawsuits asking for additional payments of the ordinary wages. Due to such uncertainty, we cannot presently assure you that there will not be additional lawsuits in relation to ordinary wages and that we or our subsidiaries may not become liable for greater amount of damages as a result of these lawsuits. Furthermore, court decisions or labor legislations expanding the definition of ordinary wages may prospectively increase the labor costs of us and our subsidiaries. As a result, there can be no assurance that the above-described lawsuits and circumstances will not have a material adverse effect on our results of operations.

In April 2019, a forest fire broke out in Goseong in Gangwon Province, about 210 kilometers from Seoul, causing damages to nearby towns, covering approximately 1,260 hectares. The National Forensic Service has investigated the cause of the fire and has determined that the fire seems to have been started by an electrical arc from our utility pole’s wire, which broke as a result of a strong wind. Based on this finding and follow-up investigations by the Police Department of Goseong, seven employees of KEPCO were prosecuted in connection with the fire. In October 2023, the Supreme Court acquitted the employees. As of March 31, 2025, we have settled with and completed the compensation payment of Won 81.6 billion to victims. In addition, we are also compensating the fire victims by providing a number of services, such as free supply of electricity. We are also implementing measures to prevent future fires that may result from an electrical arc, including a special maintenance program to be enforced during the dry seasons between March and May. We also implemented operational measures such as tailored operation of protective devices and suspension of operation during periods of low loads and plan to change power facility designs to reflect regional and seasonal characteristics, all of which are intended to help prevent similar incidents from happening in the future.

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

KEPCO KDN became subject to a lawsuit filed by its labor union on a claim based on the determination of incentives under management evaluation. The claimed amount is Won 237 billion and the first trial is currently in progress

In September 2023, a group of 40 Korean nationals brought a lawsuit against the Ministry of Trade, Industry and Energy to rescind the approval for the construction of Shin-Hanul nuclear power plant #3 and #4. In November 2023, we applied to participate in the lawsuit as a stakeholder, and the first trial is currently in progress at the Seoul Administrative Court.

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

Share Capital

The principal trading market for our common stock is the Korea Exchange. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank, N.A. as depositary and are listed on the New York Stock Exchange under the symbol “KEP.” One ADS represents one-half of one share of our common stock. As of December 31, 2024, 21,356,476 ADSs representing 1.7% shares of our common stock were outstanding.

Common Stock

Shares of our common stock are listed on the KRX KOSPI Market of the Korea Exchange. The table below shows the high and low closing prices on the KRX KOSPI Market of the Korea Exchange for our common stock since 2018.

	Closing Price
Period	High	Low
	(In Won)
2020
First Quarter	28,500	16,250
Second Quarter	23,850	19,000
Third Quarter	21,950	18,700
Fourth Quarter	28,300	19,950
2021
First Quarter	27,150	22,700
Second Quarter	27,150	23,350
Third Quarter	25,650	23,150
Fourth Quarter	23,750	20,750
Fourth Quarter	28,300	19,950
2022
First Quarter	24,750	20,100
Second Quarter	23,800	21,050
Third Quarter	22,950	18,900
Fourth Quarter	22,450	16,650
2023
First Quarter	20,400	17,230
Second Quarter	20,600	17,890
Third Quarter	20,700	17,810
Fourth Quarter	19,650	16,190
2024
First Quarter	24,850	18,030
Second Quarter	22,250	19,070
Third Quarter	22,750	18,400
Fourth Quarter	24,400	19,850
October	23,100	19,850
November	24,400	21,500
December	24,100	20,000
2025
First Quarter	23,500	19,560
January	21,200	19,560
February	23,500	20,650
March	22,700	21,350
April (through April 14)	23,550	21,350

ADSs

The table below shows the high and low closing prices on the New York Stock Exchange for the outstanding ADSs since 2018. Each ADS represents one-half of one share of our common stock.

	Closing Price per ADS
Period	High	Low
	(In US$)
2020
First Quarter	17.82	10.51
Second Quarter	15.65	10.15
Third Quarter	14.59	11.20
Fourth Quarter	16.25	11.47
2021
First Quarter	12.37	10.04
Second Quarter	12.18	10.39
Third Quarter	11.06	9.84
Fourth Quarter	10.04	8.77
2022
First Quarter	10.18	8.34
Second Quarter	9.54	8.26
Third Quarter	8.79	6.72
Fourth Quarter	8.64	5.80
2023
First Quarter	10.18	8.34
Second Quarter	9.54	8.26
Third Quarter	8.79	6.72
Fourth Quarter	8.64	5.80
2024
First Quarter	9.50	6.72
Second Quarter	8.27	6.92
Third Quarter	8.58	6.88
Fourth Quarter	9.00	6.81
October	8.35	7.32
November	9.00	7.64
December	8.56	6.81
2025
First Quarter	8.27	6.68
January	7.42	6.68
February	8.18	7.10
March	7.74	7.24
April (through April 14)	8.27	7.24

Item 9.B.	Plan of Distribution

Not applicable.

Item 9.C.	Markets

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

As of March 31, 2025, the aggregate market value of equity securities listed on the KOSPI of the Korea Exchange was approximately Won 2,033,508 billion. The average daily trading volume of equity securities for the first quarter of 2025 was approximately 471 million shares with an average transaction value of Won 10,884 billion.

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

Movements in KOSPI in the past six years are set out in the following table:

	Opening	High	Low	Closing
2020	2,175.17	2,873.47	1,457.64	2,873.47
2021	2,944.45	3,305.21	2,839.01	2,977.65
2022	2,988.77	2,989.24	2,155.49	2,236.40
2023	2,225.67	2,667.07	2,218.68	2,655.28
2024	2,669.81	2,891.35	2,360.58	2,399.49
2025 (through April 14)	2,398.94	2,671.52	2,293.70	2,455.89

Source: The Korea Exchange

Shares are quoted “ex-dividend” on the first trading day of the relevant company’s accounting period; since the calendar year is the accounting period for the majority of listed companies, this may account for the drop in KOSPI between its closing level at the end of one calendar year and its opening level at the beginning of the following calendar year. Such drop is not observed as often since the official ruling by The Ministry of Justice of Korea on January 31, 2023, that the record date for determining shareholders entitled to exercise of their voting rights at the general meeting of shareholders for declaration of dividends and the record date for determining the shareholders entitled to payment of dividends so declared may be set as different dates.

With certain exceptions, principally to take account of a share being quoted “ex-dividend” and “ex-rights,” upward and downward movements in share prices of any category of shares on any day are limited under the rules of the Korea Exchange to 30% of the previous day’s closing price of the shares, rounded down as set out below:

Previous Day’s Closing Price (Won)	Rounded Down to (Won)
less than 2,000	~~W~~	1
2,000 to less than 5,000		5
5,000 to less than 20,000		10
20,000 to less than 50,000		50
50,000 to less than 200,000		100
200,000 to less than 500,000		500
500,000 or more		1,000

Source: The Korea Exchange

Note:

(1)	The above table is applicable since December 11, 2023.

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

The number of companies listed on the KRX KOSPI Market of the Korea Exchange since 2020, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Number of Listed Companies	Total Market Capitalization on the Last Day for Each Period		Average Daily Trading Volume, Value
		(Millions of Won)	(Thousands of U.S. dollars)(1)	(Thousands of Shares)	(Millions of Won)	(Thousands of U.S. dollars)(1)
2020	795	1,980,543,162	1,823,536,656	895,256	12,200,417	11,233,235
2021	818	2,203,366,546	1,853,749,408	1,039,479	15,424,224	12,976,800
2022	820	1,767,235,221	1,402,345,041	595,197	9,008,398	7,148,387
2023	834	2,126,372,516	1,649,117,819	538,210	9,602,689	7,447,409
2024	843	1,963,328,801	1,328,458,489	486,868	10,741,556	7,268,121
2025 (through April 11)	845	1,991,847,800	1,403,896,109	482,934	10,633,603	7,494,786

Source: The Korea Exchange

Note:

(1)	Converted at the Noon Buying Rate at the end of the periods indicated.

Nextrade, Korea’s alternative trading system (ATS), commenced operations on March 4, 2025. As a result, trading hours have been extended, order types diversified, and transaction costs are expected to decrease due to fee competition. In addition, to ensure investor protection in the context of operating multiple markets, the regulatory authorities have transitioned to an integrated market supervision and oversight system. The Nextrade operates a Pre-Market session from 8:00 a.m. to 8:50 a.m. and an After-Market session from 3:30 p.m. to 8:00 p.m., in addition to the regular trading hours of the Korea Exchange. As a result, daily stock trading hours in Korea will be extended to a total of 12 hours. As of March 31, 2025, 795 stocks were trading on the ATS, including KEPCO.

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

As the cash deposited with a financial investment company with a brokerage license is regarded as belonging to such financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the financial investment company with a brokerage license if a bankruptcy or reorganization procedure is instituted against such financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korean Deposit Insurance Corporation will, upon the request of the investors, pay investors up to Won 50 million per depositor per financial institution in case of such financial investment company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events (collectively, the “Insolvency Events”). On December 27, 2024, the National Assembly passed an amendment to the Depositor Protection Act to raise the deposit protection limit from the current Won 50 million to Won 100 million, which is expected to take effect during 2025. Pursuant to the Financial Investment Services and Capital Markets Act, subject to certain exceptions, financial investment companies with a brokerage license are required to deposit the cash received from their customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Financial Investment

Services and Capital Markets Act. Set-off or attachment of cash deposits by financial investment companies with a brokerage license is prohibited. The premiums related to this insurance under the Depositor Protection Act are paid by financial investment companies with a brokerage license.

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

Share Capital

Currently, our authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value Won 5,000 per share. Under our Articles of Incorporation, we are authorized to issue up to 150,000,000 non-voting preferred shares. As of December 31, 2024, 641,964,077 common shares were issued and no non-voting preferred shares have been issued. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. Our shares are electronically registered with our account management institution in lieu of issuing share certificates.

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

General Meeting of Shareholders

The ordinary general meeting of our shareholders is held within three months after the end of each fiscal year, and subject to board resolution or court approval, an extraordinary general meeting of our shareholders may be held as necessary or at the request of shareholders holding an aggregate of 1.5% or more of our outstanding common shares for at least six consecutive months. Under the Korean Commercial Act, an extraordinary general meeting of shareholders may be convened at the request of our audit committee, subject to a board resolution or court approval. Holders of non-voting preferred shares may only request a general meeting of shareholders once the non-voting preferred shares have become enfranchised as described under “—Description of Capital Stock—Voting Rights” above. Written notices setting forth the date, place and agenda of the meeting must be given to shareholders at least two weeks prior to the date of the general meeting of shareholders. However, pursuant to the Korean Commercial Act and our Articles of Incorporation, with respect to holders of less than 1% of the total number of our issued and outstanding shares which are entitled to vote, notice may be given by placing at least two public notices at least two weeks in advance of the meeting in at least two daily newspapers published in Seoul or by placing a public notice in the electrical disclosure system of the Financial Supervisory Service or the Korea Exchange, at least two weeks in advance of the meeting. Currently, for giving such notice, we use an electronic disclosure system available for access at a website maintained by the Financial Supervisory Service (known as the Data Analysis, Retrieval and Transfer System, or DART). Shareholders not on the shareholders’ register as of the record date are not entitled to receive notice of the general meeting of shareholders or attend or vote at such meeting. Holders of the enfranchised preferred shares on the shareholders’ register as of the record date are entitled to receive notice of, and to attend and vote at, the general meetings. Otherwise, holders of non-voting preferred shares are not entitled to receive notice of general meetings of shareholders or vote at such meetings.

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

Following the amendment and enforcement of the Regulations on Financial Investment Business as of December 14, 2023, (i) the foreign investor registration requirement has been abolished, and foreign investors are allowed to open a brokerage account with a financial investment company or financial institution in Korea only with (in case of the foreign legal entity) LEI (Legal Entity Identifier) or (in case of the foreign individual) his or her passport number (as the case may be), (ii) the scope of the over-the-counter transactions exceptionally permitted such as the transactions without change of actual owner (e.g., merger of funds, transaction between feeder fund and master fund, between asset manager and fund managed by such asset manager or between funds managed by the same asset manager) has been expanded, (iii) the use of omnibus account for foreign investors has been facilitated by abolishing the reporting requirement for trading details of the listed shares by each end-investor immediately after the settlement and (iv) the post-reporting procedures, applying to the over-the-counter transactions exceptionally permitted, have been simplified.

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

Financial investment companies with a securities dealing, brokerage or collective investment license are allowed to open foreign currency accounts with foreign exchange banks exclusively for accommodating foreign investors’ stock investments in Korea. Through these accounts, these securities companies and asset management companies may enter into foreign exchange transactions on a limited basis, such as conversion of foreign currency funds and Won funds, either as a counterparty to or on behalf of foreign investors without them having to open their own accounts with foreign exchange banks.

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

This summary is based on current law, which is subject to change (perhaps retroactively), is for general purposes only and should not be considered tax advice. This summary does not represent a detailed description of the U.S. federal income tax consequences to you and does not address the effects of the Medicare contribution tax on net investment income, U.S. federal estate and gift taxes or foreign, state, local or other tax considerations that may be relevant to you in light of your particular circumstances. The discussion set forth below is applicable to you only if (i) you are a resident of the United States for purposes of the current income tax treaty between the United States and Korea (the “Treaty”), (ii) your Registered Debt Securities, common stock or ADSs are not, for purposes of the Treaty, effectively connected with a permanent establishment in Korea and (iii) you otherwise qualify for the full benefits of the Treaty. This summary deals only with Registered Debt Securities, common stock or ADSs held as capital assets, and it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a dealer in securities or currencies, a financial institution, a regulated investment company, a real estate investment trust, an insurance company, a tax-exempt organization, a person holding the Registered Debt Securities, common stock or ADSs as part of a hedging, integrated or conversion transaction, constructive sale or straddle, a person owning 10.0% or more of our stock (by vote or value), a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings, a person liable for alternative minimum tax, a person required to accelerate the recognition of any item of gross income with respect to the Registered Debt Securities, common stock or ADSs as a result of such income being recognized on an applicable financial statement, a partnership or other pass-through entity (or an investor therein), or a U.S. Person whose “functional currency” is not the U.S. dollar). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

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

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and assets and the valuation of our assets, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2024, and we do not expect to be a PFIC in 2025 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you. For example, if we become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. In addition, non-corporate U.S. Persons will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets in each year. Specifically, we will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either: (i) 75% or more of our gross income in such year is passive income, or (ii) the average percentage of our assets by value in such year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. We cannot assure you that we will not be a PFIC for 2025 or any future taxable year.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to payments of interest and principal on Registered Debt Securities, accruals of OID on ZTF Debentures, dividend payments in respect of the common stock or ADSs or the proceeds received on the sale, exchange, retirement or other disposition of the Registered Debt Securities, common stock or ADSs that are paid within the United States (and in certain cases, outside of the United States), unless in each case you establish that you are an exempt recipient. A backup withholding tax may apply to the payment of such amounts if you fail to provide an accurate taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report interest and dividends required to be shown on your U.S. federal income tax returns. The amount of any backup withholding from a payment to you will be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

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

Our primary market risk exposures are to fluctuations in exchange rates, interest rates and fuel prices. We are exposed to foreign exchange risk related to foreign currency-denominated liabilities. As of December 31, 2024, 17.4% of our long-term debt (including the current portion but excluding original issue discounts and premium), without taking into consideration of swap transactions, was denominated in foreign currencies, principally U.S. dollar. However, a substantial portion of our revenues is denominated in Won. As a result, changes in exchange rates, particularly between the Won and the U.S. dollar, significantly affect us due to our significant amounts of foreign currency-denominated debt and the effect of such changes on the amount of funds required by us to make interest and principal payments on such debt. In order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have entered into currency swaps and other hedging arrangements with respect to our foreign currency denominated debt.

We are also exposed to foreign exchange risk related to our purchases of fuel since we obtain substantially all of our fuel materials (other than anthracite coal) directly or indirectly from sources outside Korea. Prices for such fuel materials are quoted based on prices stated in, and in many cases are paid for in, currencies other than Won. In 2024, fuel costs represented 24.3% of our sales.

We are exposed to interest rate risk due to significant amounts of debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings. We are also exposed to fluctuations in prices of fuel materials. In 2024, for electricity generation, uranium accounted for 48.1% of our fuel requirements, coal accounted for 35.9%, LNG accounted for 11.9%, and others accounted for 4.1%, measured in each case by the amount of electricity we generated. We did not use oil for our fuel requirements in 2024. In 2023, for electricity generation, uranium accounted for 46.1% of our fuel requirements, coal accounted for 38.5%, LNG accounted for 12.0%, oil accounted for 0.02%, and others accounted for 3.38%, measured in each case by the amount of electricity we generated.

For additional discussions of our market risks, see Item 3.D. “Risk Factors” and Item 5.B. “Liquidity and Capital Resources—Liquidity.”

We have entered into various swap contracts to hedge exchange rate risks arising from foreign currency-denominated debts. Details of currency swap contracts outstanding as of December 31, 2024 are as follows:

		Contract amount			Contract interest rate		Contract exchange rate (in won)
Counterparty	Contract year	Pay		Receive	Pay	Receive
(In millions of won and thousands of foreign currencies except contract exchange rate information)
<Trading>
Standard Chartered	2014~2029	~~W~~	102,470	USD 100,000	3.14%	3.57%	~~W~~	1,024.70
Woori Bank	2019~2027		21,708	USD 19,417	5.04%	6.75%		1,118.00
Woori Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Korea Development Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2025		120,660	USD 100,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2026		76,355	USD 70,445	5.83%	6.00%		1,083.90
Woori Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Korea Development Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2022~2025		385,800	USD 300,000	3.11%	3.63%		1,286.00
Woori Bank	2022~2025		257,200	USD 200,000	3.12%	3.63%		1,286.00
JP Morgan	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Woori Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Kookmin Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Korea Development Bank	2022~2026		283,820	USD 200,000	4.67%	5.38%		1,419.10
Hana Bank	2022~2026		141,910	USD 100,000	4.68%	5.38%		1,419.10
JP Morgan	2022~2026		141,910	USD 100,000	4.69%	5.38%		1,419.10

		Contract amount			Contract interest rate		Contract exchange rate (in won)
Counterparty	Contract year	Pay		Receive	Pay	Receive
Woori Bank	2022~2026	~~W~~	141,910	USD 100,000	4.68%	5.38%	~~W~~	1,419.10
Korea Development Bank	2022~2028		283,820	USD 200,000	5.12%	5.50%		1,419.10
Woori Bank	2022~2028		141,910	USD 100,000	5.13%	5.50%		1,419.10
Hana Bank	2023~2026		256,000	USD 200,000	3.97%	5.38%		1,280.00
Shinhan Bank	2023~2026		192,000	USD 150,000	3.99%	5.38%		1,280.00
Kookmin Bank	2023~2026		128,000	USD 100,000	4.03%	5.38%		1,280.00
Korea Development Bank	2023~2026		256,000	USD 200,000	4.04%	5.38%		1,280.00
Bank of America	2023~2026		128,000	USD 100,000	4.04%	5.38%		1,280.00
Standard Chartered	2023~2026		128,000	USD 100,000	4.04%	5.38%		1,280.00
Woori Bank	2023~2026		192,000	USD 150,000	4.05%	5.38%		1,280.00
Shinhan Bank	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
Kookmin Bank	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
Korea Development Bank	2024~2027		864,890	USD 650,000	3.53%	4.88%		1,330.60
Bank of America	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
Standard Chartered	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
IBK Securities Co., Ltd.	2024~2027		199,590	USD 150,000	3.53%	4.88%		1,330.60
Shinhan Bank	2024~2034		138,010	USD 100,000	3.64%	5.13%		1,380.10
Hana Bank	2024~2034		138,010	USD 100,000	3.69%	5.13%		1,380.10
Woori Bank	2024~2034		119,958	USD 86,920	3.74%	5.13%		1,380.10
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD 100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD 850,000	2.66%	3.35%		135.75
Korea Development Bank	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
Woori Bank	2021~2026		222,800	USD 200,000	0.93%	1.25%		1,114.00
Shinhan Bank	2021~2026		111,400	USD 100,000	0.92%	1.25%		1,114.00
Korea Development Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
Nonghyup Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
Woori Bank	2022~2027		262,000	USD 200,000	3.62%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2027		131,000	USD 100,000	3.63%	4.25%		1,310.00
Kookmin Bank	2022~2027		131,000	USD 100,000	3.62%	4.25%		1,310.00
Hana Bank	2022~2027		131,000	USD 100,000	3.61%	4.25%		1,310.00
Korea Development Bank	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2032		349,829	HKD 1,935,000	4.87%	5.16%		180.79
JP Morgan	2022~2032		75,194	HKD 415,000	5.00%	5.16%		181.19
Export-Import Bank of Korea	2023~2030		172,982	HKD 1,037,000	4.25%	4.51%		166.81
Hana Bank	2024~2028		128,940	USD 100,000	3.73%	5.00%		1,289.40
JP Morgan	2024~2028		128,940	USD 100,000	3.85%	5.00%		1,289.40
Korea Development Bank	2024~2028		257,880	USD 200,000	3.80%	5.00%		1,289.40
Korea Development Bank	2024~2028		128,940	USD 100,000	3.69%	5.00%		1,289.40
Hana Bank	2024~2029		138,540	USD 100,000	3.15%	4.63%		1,385.40
Shinhan Bank	2024~2029		138,540	USD 100,000	3.15%	4.63%		1,385.40
Kookmin Bank	2024~2029		138,540	USD 100,000	3.16%	4.63%		1,385.40
Woori Bank	2024~2029		138,540	USD 100,000	3.17%	4.63%		1,385.40
Korea Development Bank	2024~2029		138,540	USD 100,000	3.19%	4.63%		1,385.40

< Cash flow hedge>
Kookmin Bank	2020~2025	~~W~~	118,780	USD 100,000	1.29%	2.13%	~~W~~	1,187.80
Shinhan Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Hana Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Korea Development Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Hana Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Woori Bank	2020~2026		118,910	USD 100,000	0.62%	1.00%		1,189.10
Nomura	2017~2037		52,457	EUR 40,000	2.60%	1.70%		1,311.42

		Contract amount			Contract interest rate		Contract exchange rate (in won)
Counterparty	Contract year	Pay		Receive	Pay	Receive
Nomura	2017~2037	~~W~~	59,423	SEK 450,000	2.62%	2.36%	~~W~~	132.05
Kookmin Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Hana Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
Woori Bank	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
JP Morgan	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
Korea Development Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Woori Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Kookmin Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Woori Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Shinhan Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Hana Bank	2021~2026		55,150	USD 50,000	0.48%	0.75%		1,103.00
Shinhan Bank	2023~2026		132,930	USD 100,000	4.07%	5.38%		1,329.30
Nonghyup Bank	2023~2026		132,930	USD 100,000	4.05%	5.38%		1,329.30
Kookmin Bank	2023~2026		132,930	USD 100,000	4.07%	5.38%		1,329.30
Woori Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Hana Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Korea Development Bank	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80
JP Morgan	2022~2025		126,180	USD 100,000	2.80%	3.60%		1,261.80
Hana Bank	2022~2025		126,180	USD 100,000	2.80%	3.60%		1,261.80
Korea Development Bank	2022~2025		252,360	USD 200,000	2.83%	3.60%		1,261.80
Woori Bank	2022~2025		126,180	USD 100,000	2.85%	3.60%		1,261.80
Woori Bank	2023~2028		259,000	USD 200,000	3.83%	4.88%		1,295.00
Korea Development Bank	2023~2028		129,500	USD 100,000	3.85%	4.88%		1,295.00
Bank of America	2023~2028		64,750	USD 50,000	3.85%	4.88%		1,295.00

Under these currency swap contracts, we recognized net valuation gain of Won 2,058 billion in 2024.

Details of interest rate contracts outstanding as of December 31, 2024 are as follows:

In millions of won and thousands of foreign currencies

Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay	Receive
(In millions of won and thousands of foreign currencies)
< Trading>
Nomura (*1)	2018~2038	~~W~~ 30,000	3M CD + 0.10%	3.75%
Shinhan Bank	2021~2025	100,000	2.32%	3M CD + 0.43%
Hana Bank	2022~2027	200,000	3.02%	3M CD + 0.61%
Hana Bank	2022~2027	200,000	3.04%	3M CD + 0.58%
Hana Bank	2022~2027	250,000	3.38%	3M CD + 0.59%
Nomura	2022~2027	200,000	3.55%	3M CD + 0.60%
Shinhan Bank	2022~2027	150,000	3.53%	3M CD + 0.55%
Hana Bank	2022~2027	200,000	3.70%	3M CD + 0.59%
Nomura	2022~2027	300,000	3.89%	3M CD + 0.67%
Hana Bank	2022~2027	200,000	3.93%	3M CD + 0.67%
Nomura	2022~2027	200,000	3.80%	3M CD + 0.68%
Nomura	2022~2027	300,000	4.04%	3M CD + 0.60%
Hana Bank	2022~2027	100,000	4.68%	3M CD + 1.04%
Hana Bank	2022~2027	100,000	5.45%	3M CD + 1.20%
Shinhan Bank	2023~2028	200,000	4.27%	3M CD + 0.76%
Shinhan Bank	2023~2028	50,000	4.27%	3M CD + 0.76%
Nomura	2023~2028	250,000	4.13%	3M CD + 0.73%
Hana Bank	2023~2028	200,000	3.74%	3M CD + 0.51%
Hana Bank	2023~2028	100,000	4.19%	3M CD + 0.50%
Shinhan Bank	2023~2028	300,000	3.81%	3M CD + 0.70%

Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay	Receive
(In millions of won and thousands of foreign currencies)
Hana Bank	2023~2028	200,000	3.95%	3M CD + 0.50%
Shinhan Bank	2024~2029	200,000	3.84%	3M CD + 0.50%
Hana Bank	2024~2027	250,000	3.72%	3M CD + 0.34%
Hana Bank	2024~2027	250,000	3.77%	3M CD + 0.31%
Hana Bank	2024~2027	250,000	3.31%	3M CD + 0.31%
Hana Bank	2024~2027	200,000	3.46%	3M CD +0.53%
Shinhan Bank	2024~2025	200,000	3.53%	3M CD + 0.35%
Nomura	2024~2027	200,000	3.38%	3M CD + 0.50%
Hana Bank	2024~2027	300,000	3.18%	3M CD + 0.53%
Shinhan Bank	2024~2025	100,000	3.29%	3M CD + 0.42%
Nomura	2017~2032	52,457	2.55% + Floating rate	2.60%
Nomura	2017~2032	59,423	2.57% + Floating rate	2.62%
Nomura (*2)	2021~2041	30,000	1.84%	2.60%
Nomura (*3)	2021~2041	50,000	1.87%	2.38%
ANZ	2022~2025	AUD 865	0.48%	3M BBSW + 0.05%
DBS Bank	2022~2025	AUD 865	0.48%	3M BBSW + 0.05%
Societe Generale	2022~2025	AUD 865	0.48%	3M BBSW + 0.05%
MUFG	2022~2048	USD 155,941	3M SOFR	3.71%
Mizuho Capital Markets LLC	2022~2048	USD 155,941	3M SOFR	1.05%
Mizuho Capital Markets LLC	2024~2025	USD 112,194	1M SOFR	4.20%
Rabobank	2022~2036	USD 37,130	1.83%	6M SOFR
Mizuho Capital Markets LLC	2024~2045	USD 80,116	3M USD Synthetic Libor	1.14%

< Cash flow hedge>
Export-Import Bank of Korea	2015~2031	USD 15,893	2.67%	6M USD Synthetic Libor
ING Bank	2015~2031	USD 7,861	2.67%	6M USD Synthetic Libor
BNP Paribas	2015~2031	USD 7,861	2.67%	6M USD Synthetic Libor
BNP Paribas	2009~2027	USD 41,040	4.16%	6M USD Synthetic Libor
KFW	2009~2027	USD 41,040	4.16%	6M USD Synthetic Libor
Export-Import Bank of Korea	2016~2036	USD 60,977	3.00%	6M USD Synthetic Libor

Notes:

(1)	Subject to the right exercisable by the counterparty, early repayment of the contract is allowed after June 15, 2023.
(2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.
(3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT + 0.35% is applied thereafter.

Under these interest rate swap contracts, we recognized net valuation gain of Won 21 billion in 2024.

We engage in transactions denominated in foreign currencies and consequently become exposed to fluctuations in exchange rates. The carrying amounts of our foreign currency-denominated monetary assets and monetary liabilities as of December 31, 2023 and 2024 were as follows:

	Assets		Liabilities
Type	2023	2024	2023	2024
	(In thousands of foreign currencies)
AED	24,441	33,465	18,143	8,795
AUD	4,310	26	299,795	64
BDT	2,260	2,252	—	—
BWP	777	768	—	—
EGP	1,665	203,044	1,941	—
CAD	—	2	—	61

	Assets		Liabilities
Type	2023	2024	2023	2024
	(In thousands of foreign currencies)
CHF	—	—	499,930	100,686
DOP	—	7,772	—	—
EUR	12,259	20,433	81,744	47,829
GBP	75	139	—	4
HKD	—	—	5,079,189	5,093,862
IDR	25,567,281	37,830,902	2,118,580	4,027,099
INR	1,663,705	1,037,437	387,947	225,042
JOD	569	902	68,448	49,128
JPY	921,120	23,798	8,692,604	7,483,199
KZT	1,510	1,510	—	—
MGA	3,545,076	5,452,745	495,288	248,175
MMK	199,518	188,021	—	—
MYR	2,805	2,805	—	—
PHP	98,154	19,401	6,750	—
PKR	75,206,354	68,734,242	55,531	10,418
SAR	937	1,087	—	—
SEK	—	—	452,309	449,302
SGD	279	291	2,191	110
USD	1,701,494	1,651,765	14,458,985	15,364,685
UYU	120,768	99,189	2,028	1,141
VND	848,242	733,338	—	587,003
ZAR	87,780	79,897	—	—

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

If the Won depreciates against the U.S. dollar and all other foreign currencies held by us by 10%, and all other variables are held constant from their levels as of December 31, 2024, we estimate that our unrealized foreign exchange translation losses will increase by Won 2,115 billion in 2024. Such sensitivity analysis is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency as of December 31, 2023 and 2024, without taking into consideration of the hedge effect of swap transactions. To manage our foreign currency risk related to foreign currency-denominated receivables and payables, we have a policy of entering into currency forward agreements. In addition, to manage our foreign currency risk related to foreign currency-denominated expected sales transactions and purchase transactions, we enter into cross-currency swap agreements.

We are exposed to interest rate risk due to our borrowings with floating interest rates. If interest rates increase by 1% on all of our borrowings and debentures bearing variable interest, and all other variables are held constant as of December 31, 2024, we estimate that our profit before income taxes will decrease by Won 142 billion (not reflecting the fact that a portion of such interest may be capitalized under IFRS) in 2024. Such sensitivity analysis does not take into consideration of the hedge effect of interest rate swap transactions. To manage our interest rate risks, we, in addition to maintaining an appropriate mix of fixed and floating rate loans, have entered into certain interest rate swap agreements.

We are exposed to electricity rates risk due to the rate regulation by the Government, which considers the effect of electricity rate changes on the national economy. If the electricity rate rises by 1% and all other variables are held constant as of December 31, 2024, we estimate that our profit before income taxes will increase by Won 889 billion in 2024.

We are exposed to fuel price risks due to the heavy influence of fuel costs on our sales and cost of sales. If the fuel prices of anthracite and bituminous coal, oil, LNG and others used for generation by us and our generation subsidiaries rise by 1% and all other variables are held constant as of December 31, 2024, we estimate that our profit before income taxes will decrease by Won 222 billion in 2024.

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

Item 12.D. American Depositary Shares

Under the terms of the Deposit Agreement in respect of our ADSs, the holder and beneficiary owners of ADSs, any party depositing or withdrawing or surrendering ADSs or ADRs, whichever applicable, may be required to pay the following fees and charges to Citibank, N.A., whose principal executive office located in 388 Greenwich St. New York, NY 10013, acting as depositary for our ADSs:

Item	Services	Fees

1	Taxes and other governmental charges	As applicable

2	Registration of transfer of common shares generally on our shareholders’ register, any institution authorized under the applicable law to effect book-entry transfers of securities (including Korea Securities Depositary), or any entity that presently carries out the duties of registrar for the common shares, and applicable to transfers of common shares to the name of the Depositary or its nominee on the making of deposits or withdrawals	A fee of US$1.50 or less per ADS

Item	Services	Fees

3	Cable, telex and facsimile transmission expenses	As applicable

4	Expenses incurred by the Depositary in the conversion of foreign currency	As applicable

5	Execution and delivery of ADRs and the surrender of ADRs	Fee of US$0.05 or less per ADS

6	Cash distribution made by the Depositary or its agent	Fee of US$0.02 or less per ADS

7	Fee for the distribution of proceeds of sales of securities or rights for distribution other than cash, common shares or rights to subscribe for shares, distribution in shares or distribution in rights to subscribe for shares	Lesser of (i) the fee for the execution and delivery of ADRs referred to above which would have been charged as a result of the deposit by the holders of securities or common shares received in exercise of rights distributed to them, but which securities or rights are instead sold by the Depositary and the net proceeds distributed and (ii) the amount of such proceeds

8	Depositary services performed in administering the ADRs (which fee shall be assessed against holders of ADSs as of the record date or dates and shall be payable at the sole discretion of the Depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions)	Fee of US$0.02 or less per ADS per calendar year

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

Depositary Payments for the Fiscal Year 2024

The following table sets forth our expenses incurred in 2024, which were reimbursed by Citibank, N.A. in the aggregate:

(In thousands of U.S. dollars)(1)
Reimbursement of legal fees	US$	—
Contributions towards our investor relations and other financing efforts (including investor conferences, non-deal roadshows and market information services)		—
Other		—

Total	US$	—

Note:

(1)	Converted at the rate of ~~W~~1,477.9 to US$1.00, the Noon Buying Rate in effect on December 31, 2024.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2024 were effective in providing reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

Following the overhaul in May 2013 by the Committee of Sponsoring Organization of the Treadway (“COSO”) of the COSO Framework relating to internal controls and adoption of the 2013 Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework (2013)”), we have, effective January 1, 2014, adopted the COSO Framework (2013) and incorporated it into our internal control system for us and our subsidiaries in order to comply with the Sarbanes Oxley Act and to standardize our internal control system. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 using criteria established by the COSO Framework (2013). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024 based on the criteria established by the COSO Framework (2013).

Audit Report of the Independent Registered Public Accounting Firm

Ernst & Young Han Young has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2024, which is included elsewhere in this annual report.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Our adoption of the COSO Framework (2013) did not have, and is not reasonably likely to have, any material effect on our internal control over financial reporting.

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

Our board of directors has determined that we have at least one “audit committee financial expert” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Our audit committee financial experts are Kim, Sung-Eun. Such members are independent within the meaning of the Korea Exchange listing standards, the regulations promulgated under the Enforcement Decree of the Korean Commercial Act and the New York Stock Exchange listing standards.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2023 and 2024 for professional services rendered by our principal accountant for such year, for various types of services and a brief description of the nature of such services. Ernst & Young Han Young, an independent registered public accounting firm, was our principal accountant for the years ended December 31, 2023 and 2024.

	Aggregate Fees Billed During
Type of Services	2023		2024		Nature of Services
	(In millions of Won)
Audit Fees	~~W~~	8,172	~~W~~	8,668	Audit service including interim review service for KEPCO and its subsidiaries.
Audit-Related Fees		696		348	Comfort letter services.
Tax Fees		48		117	Tax return and consulting advisory service.
All Other Fees		—		—	All other services which do not meet the three categories above.

Total	~~W~~	8,916	~~W~~	9,133

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Our independent accountant has recently changed from Ernst & Young Han Young (“E&Y”) to KPMG Samjong Accounting Corp. (“KPMG”) due to the expiration of the term of the appointment of E&Y. Under the rules of the Board of Audit and Inspection, a Government agency, relating to audits of Government-owned entities, a public accounting firm may not audit a Government-owned entity (including us) for a term exceeding six consecutive years. The fiscal year 2024 marked the sixth year of audit by E&Y of us, thus we were required to appoint a new independent registered public accounting firm. As a result, we engaged KPMG on March 14,

2025, whose appointment was approved at our audit committee meeting on January 23, 2025. KPMG has begun serving as our new independent registered public accounting firm for the years ended December 31, 2025, 2026 and 2027.

E&Y’s engagement as our independent registered public accounting firm expired upon the completion of the audit of our consolidated financial statements as of and for the year ended December 31, 2024 and the effectiveness of internal control over financial reporting as of December 31, 2024 and the issuance of their reports thereon April 28, 2025. The audit report of E&Y on our consolidated financial statements as of and for the years ended December 31, 2023 and 2024 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, in connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2023 and 2024 there were no disagreements (as described in Item 16F(a)(1)(iv) of Form 20-F) with E&Y on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreement in connection with their reports. In addition, we confirm that during the years ended December 31, 2023 and 2024 and prior to the expiration of E&Y’s engagement as our independent registered public accounting firm, there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

During our fiscal years ended December 31, 2023 and 2024 and prior to the commencement of KPMG’s term as our independent registered public accounting firm, neither we nor anyone on our behalf consulted with KPMG with respect to either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that KPMG concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue or (2) any matter that was either the subject of a disagreement, as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F, or a reportable event, as described in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of the disclosure in this Item to E&Y and requested that E&Y furnish us with a letter addressed to the Commission stating whether it agrees with such disclosure, and if it does not agree, stating the respects in which it does not agree. A copy of E&Y’s letter dated April 28, 2025 is filed as Exhibit 15.5 to this Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

We are committed to high standards of corporate governance. We are in compliance with the corporate governance provisions of the KEPCO Act, the Act on the Management of Public Institutions, the Korean Commercial Act, the Financial Investment Services and Capital Markets Act of Korea and the Listing Rules of the Korea Exchange. We, like all other companies in Korea, must comply with the corporate governance provisions under the Korean Commercial Act, except to the extent the KEPCO Act and the Act on the Management of Public Institutions otherwise require. Our corporate governance is also affected by various regulatory guidelines, including those promulgated by the Ministry of Economy and Finance. In addition, as a company listed on the Korea Exchange, we are subject to the Financial Investment Services and Capital Markets Act of Korea, unless otherwise provided by the Financial Investment Services and Capital Markets Act of Korea.

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

Under the Act on the Management of Public Institutions and our Articles of Incorporation, the term of office is three years for our president and two years for our directors (standing and non-standing) other than our president. Our directors (including the president) may be reappointed for one or more additional terms of one year. In order to be reappointed, the president must be evaluated on the basis of his management performance; a standing director, on the basis of the performance of the duties for which he was elected, or if the standing director has executed an incentive bonus contract, on the basis of his performance under the contract; and a non-standing director, on the basis of his performance of the duties for which he was elected.

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

Executive Session

Under the NYSE listing rules, non-management directors of U.S. companies listed on the NYSE are required to meet on a regular basis without management present and independent directors must meet separately at least once per year. While no such requirement currently exists under applicable Korean law, listing standards or our Articles of Incorporation, executive sessions were held from time to time in order to promote the exchange of diverse opinions by non-standing directors.

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

Jun, Young-Sang, a standing director, and Kim, Sung-Eun and Lee, Sung-Ho, both non-standing directors, are currently members of our audit committee. All such members of the audit committee are independent within the meaning of the Korea Exchange listing standards, the regulations promulgated under the Korean Commercial Act and the New York Stock Exchange listing standards.

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

Not applicable.

ITEM 16J.  INSIDER TRADING POLICIES.
We have implemented policies which include provisions that provide guidance on the purchases, sales and other dispositions of our securities by our directors, officers and employees, namely Article 42 of our Guidelines for the Conduct of Officers and Employees, Article 12 of our Guidelines on the Operation of Conflict of Interest Prevention System, and Article 13 of our Code of Conduct (collectively, the “Insider Trading Policy”), with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of the New York Stock Exchange. As a public institution subject to the Act on the Prevention of Conflict of Interest Related to Duties of Public Servants, we are subject to stricter insider trading regulations pursuant to Article 14 of the Act and are required to implement the Guidelines on the Operation of the Conflict of Interest Prevention System in accordance with Article 33(1) of its Enforcement Decree. Furthermore, pursuant to Article 8(1) of the Act on the Prevention of Corruption and the Establishment and Management of the Anti-Corruption and Civil Rights Commission, we are also required to implement a Code of Conduct, including the Guidelines for the Conduct of Officers and Employees, which governs insider trading policies. A copy of our Insider Trading Policy is annexed to this annual report as Exhibit 11.1.
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
Risk Management, Strategy and Oversight
We assess and monitor cybersecurity risks to our infrastructure, new projects and third parties we engage with, especially service providers. We have established a cybersecurity management system, which is called “Cybersecurity GRC System,” through which we identify, evaluate and manage cybersecurity risks. Additionally, the National Intelligence Service and the Ministry of Trade, Industry and Energy perform regular audits to identify, evaluate and manage material risks from cybersecurity threats in accordance with the Basic Guidelines for National Information Security and the detailed guidelines for information security issued by the Ministry of Trade, Industry and Energy.
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
Governance
Under the supervision of the Chief Business Management Officer, our Chief Information Security Officer (“CISO”), who is also a standing director and executive director of information security, is responsible for assessing and managing material risks from cybersecurity threats. The CISO has qualifications stipulated by relevant laws and extensive experience related to the management and protection of information security. All material cybersecurity-related matters are promptly notified to the CISO, who provides updates on security control to the Chief Business Management Officer on a weekly basis. Also, our Board of Directors is responsible for the oversight of risks from cybersecurity threats. The Board will receive reports of material cybersecurity incidents and threats as they occur. Additionally, pursuant to the Act on the Control and Supervision on Nuclear Power Suppliers for the Prevention of Corruption in the Nuclear Power Industry, our management is charged with submitting an operational plan for cybersecurity management every two years to our board of directors, which includes plans to prevent nuclear power-related misconduct. Such plan needs to be reviewed and approved by our board of directors.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19(a). “Exhibits” for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a)	Exhibits filed as part of this Annual Report

See Index of Exhibits beginning on page 184 of this annual report.

(b)	Financial Statements filed as part of this Annual Report

See Index to Financial Statements on page F-1 of this annual report.

INDEX OF EXHIBITS

1.1(2)	Articles of Incorporation, as amended on November 7, 2022 (in English)

2.1(3)	Form of Deposit Agreement

8.1	List of Subsidiaries

11.1	Insider Trading Policies

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1(2)	The Korea Electric Power Corporation Act, as amended on December 31, 2022 (in English)

15.2(4)	Enforcement Decree of the Korea Electric Power Corporation Act, as amended on January 5, 2021 (in English)

15.3(2)	The Act on the Management of Public Institutions, as amended on February 3, 2022 (in English)

15.4(2)	Enforcement Decree of the Act on the Management of Public Institutions, as amended on December 20, 2022 (in English)

15.5	Letter from Ernst & Young Han Young dated April 28, 2025

97.1(1)	Policy Relating to Recovery of Erroneously Awarded Compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1

101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, has been formatted in Inline XBRL

(1)	Incorporated by reference to the Registrant’s annual report on Form 20-F (No. 001-13372) previously filed on April 30, 2024.
(2)	Incorporated by reference to the Registrant’s annual report on Form 20-F (No. 001-13372) previously filed on April 28, 2023.
(3)	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 333-196703.
(4)	Incorporated by reference to the Registrant’s annual report on Form 20-F (No. 001-13372) previously filed on April 30, 2021.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Kim, Dong-Cheol
Name:	Kim, Dong-Cheol
Title:	President and Chief Executive Officer
Date:	April 28, 2025

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm (Ernst & Young Han Young; PCAOB ID No. 1437) on Consolidated Financial Statements (as of December 31, 2023 and 2024 and for each of the three years in the period ended December 31, 2024)
F-2
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	F-4
Consolidated Statements of Financial Position as of December 31, 2023 and 2024	F-5
Consolidated Statements of Comprehensive Income or Loss for Each of the Three Years in the Period Ended December 31, 2024	F-7
Consolidated Statements of Changes in Equity for Each the Three Years in the Period Ended December 31, 2024	F-9
Consolidated Statements of Cash Flows for Each of the Three Years in the Period Ended December 31, 2024	F-12
Notes to the Consolidated Financial Statements	F-14

REPORT OF INDEPENDENT REGISTERED P
UB
LIC ACCOUNTING FIRM
ON CONSOLIDATED FINANCIAL STATEMENTS
To the Shareholders and Board of Directors of
Korea Electric Power Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Korea Electric Power Corporation and subsidiaries (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of comprehensive income or loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 28, 2025 expressed an unqualified opinion thereon.
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

Impairment of property, plant and equipment in electricity transmission and distribution business

Description of the Matter
The carrying amount of the Company’s property, plant and equipment (“PP&E”) as of December 31, 2024 was KRW 182,982,763 million, and an impairment loss recognized for the year then ended was KRW 11,240 million.

As described in note 3 (18) to the consolidated financial statements, because the carrying amount of net assets exceeded the market capitalization, the Company evaluated the cash-generating unit (“CGU”) related to electricity sales for recoverability by comparing the carrying amount of the CGU with its value-in-use
(“VIU”) amount measured using the discounted cash flow model.

Auditing the impairment of a CGU involves subjective judgment and requires the involvement of specialists due to the highly judgmental nature of the assumptions (e.g., discount rate, future sales volume, sales price and cost of electricity purchases) used in estimating the VIU amount. These assumptions have a significant effect on the outcome of the impairment assessment.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness, of controls over the Company’s processes for determining the VIU of the CGU. This included our evaluation of management review controls over the significant assumptions (i.e., discount rate, future sales volumes, sales prices, cost of electricity purchases) used to develop the discounted cash flow forecasts.

Our testing of the Company’s impairment calculation included evaluating the discounted cash flow model used by the Company by involving our valuation specialists to assist in testing the significant assumptions used to develop the cash flow forecasts and testing the completeness and accuracy of the underlying data. We assessed the accuracy of the Company’s historical projections by comparing them with actual operating results, evaluated management’s methodology for determining the discount rate used to calculate the present value of the forecasted cash flows by comparing it against our own calculated rate using both market and entity-specific information, searched for and evaluated information that corroborates or contradicts the Company’s assumptions, and performed a sensitivity analysis of the VIU estimate that could result from changes in the discount rate. Furthermore, we considered the Company’s business plan and external market data for major unobservable inputs such as future sales volumes, sales prices and cost of power purchases, that were used in estimating the VIU. For example, we compared these significant assumptions to current industry practice, market and economic trends, historical results of the Company’s business and other relevant factors.

/s/ Ernst & Young Han Young
We have served as the Company’s auditor since 2018.
Seoul, the Republic of Korea
April 28, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING
To the Shareholders and Board of Directors of
Korea Electric Power Corporation
Opinion on Internal Control Over Financial Reporting
We have audited Korea Electric Power Corporation and subsidiaries (the “Company”)’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2024, the related consolidated statements of comprehensive income or loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively, the “consolidated financial statements”), and our report dated April 28, 2025 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young Han Young
Seoul, the Republic of Korea
April 28, 2025

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Financial Position
As of December 31, 2023 and 2024

	Note		2023	2024
			In millions of won
Assets
Current assets
Cash and cash equivalents	5,6,7,45	￦	4,342,887	2,382,979
Current financial assets, net	5,6,9,11,12,13,45,47		3,107,397	3,494,717
Trade and other receivables, net	5,8,20,24,45,46,47		11,985,735	12,216,216
Inventories, net	14		8,875,615	9,769,236
Income tax receivables	41		69,612	78,495
Current non-financial assets	15		1,109,321	1,267,914
Assets held-for-sale	16,42		45,648	45,648

Total current assets			29,536,215	29,255,205

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,45,47		3,546,214	4,945,990
Non-current trade and other receivables, net	5,8,20,45,46,47		2,193,587	3,157,409
Property, plant and equipment, net	4,18,24,27,49		179,875,535	182,982,763
Investment properties, net	4,19,27		185,527	228,984
Goodwill	4,16		99,156	99,179
Intangible assets other than goodwill, net	4,21,27,46		1,033,984	1,046,918
Investments in associates	4,17		6,176,889	6,704,754
Investments in joint ventures	4,17		3,485,699	4,581,340
Defined benefit assets, net	25		70,187	40,425
Deferred tax assets	41		13,161,802	13,436,624
Non-current non-financial assets	4,15		350,170	328,204

Total non-current assets			210,178,750	217,552,590

Total Assets	4	￦	239,714,965	246,807,795

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Financial Position, Continued
As of December 31, 2023 and 2024

	Note		2023	2024
			In millions of won
Liabilities
Current liabilities
Trade and other payables, net	5,22,24,45,47	￦	9,089,973	9,411,315
Current financial liabilities, net	5,12,23,45,47		41,139,726	44,465,866
Income tax payables	41		482,934	970,496
Current non-financial liabilities	20,28,29		7,881,663	6,327,141
Current provisions	26,45		2,654,125	2,793,971

Total current liabilities			61,248,421	63,968,789

Non-current liabilities
Non-current trade and other payables, net	5,22,24,45,47		4,981,957	4,609,241
Non-current financial liabilities, net	5,12,23,45,47		92,944,338	88,352,359
Non-current non-financial liabilities	28,29		11,196,000	13,281,520
Employee benefits liabilities, net	25,45		1,035,320	1,451,547
Deferred tax liabilities	41		5,163,135	5,944,472
Non-current provisions	26,45		25,881,044	27,837,034

Total non-current liabilities			141,201,794	141,476,173

Total Liabilities	4	￦	202,450,215	205,444,962

Equity
Contributed capital	1,30,45
Share capital		￦	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			2,812,313	—
Unappropriated retained earnings (undisposed deficit)			11,921,039	18,523,337

			16,338,262	20,128,247

Other components of equity	34
Other capital surplus			1,600,801	1,600,812
Accumulated other comprehensive income			557,430	1,424,014
Other equity			13,294,972	12,708,585

			15,453,203	15,733,411

Equity attributable to owners of the controlling company			35,845,043	39,915,236
Non-controlling interests	16,33		1,419,707	1,447,597

Total Equity		￦	37,264,750	41,362,833

Total Liabilities and Equity		￦	239,714,965	246,807,795

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income or Loss
For each of the three years in the period ended December 31, 202
4

	Note		2022	2023	2024
			In millions of won, except per share information
Sales	4,35,45,47
Sales of goods	2	￦	69,184,469	85,940,137	91,018,712
Sales of construction services	20		646,953	785,395	849,108
Sales of services			714,602	750,878	710,445

			70,546,024	87,476,410	92,578,265

Cost of sales	14,25,43,47
Cost of sales of goods			(99,441,768)	(88,066,120)	(80,221,013)
Cost of sales of construction services			(941,254)	(1,003,601)	(1,185,886)
Cost of sales of services			(520,572)	(629,806)	(557,261)

			(100,903,594)	(89,699,527)	(81,964,160)

Gross profit (loss)			(30,357,570)	(2,223,117)	10,614,105
Selling and administrative expenses	25,36,43,47		(3,009,422)	(3,061,582)	(3,070,026)
Other income	28,37		1,095,489	1,275,902	1,297,985
Other expenses	37		(212,150)	(258,905)	(465,688)
Other gains, net	38		243,122	22,686	84,884

Operating profit (loss)	4		(32,240,531)	(4,245,016)	8,461,260
Finance income	5,12,39		1,833,312	1,425,031	3,448,177
Finance expenses	5,12,40		(4,746,791)	(5,347,018)	(7,535,228)
Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Gain on valuation of investments in associates and joint ventures			1,393,486	804,141	937,959
Gain on disposal of investments in associates and joint ventures			11,091	18,204	186,066
Reversal of impairment loss on investments in associates and joint ventures			—	347	10,527
Gain on disposal of investments in subsidiaries			—	2	98
Loss on valuation of investments in associates and joint ventures			(55,193)	(209,085)	(182,507)
Loss on disposal of investments in associates and joint ventures			(1,675)	—	(650)
Loss on impairment of investments in associates and joint ventures			(5,174)	(19)	(69,173)
Loss on disposal of investments in subsidiaries			(32,144)	(564)	—

			1,310,391	613,026	882,320

Profit (loss) before income tax			(33,843,619)	(7,553,977)	5,256,529
Income tax benefit (expense)	41		9,414,511	2,837,833	(1,634,561)

Profit (loss) for the year		￦	(24,429,108)	(4,716,144)	3,621,968
(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income or Loss, Continued
For each of the three years in the period ended December 31, 2024

	Note		2022	2023	2024
			In millions of won, except per share information
Other comprehensive income (loss), net of tax	5,12,25,31,34
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability	25,31	￦	663,095	(271,724)	(296,135)
Share of other comprehensive income (loss) of associates and joint ventures	31		12,305	(27,349)	(6,346)
Net change in fair value of financial assets at fair value through other comprehensive income (loss)	34		58,010	(31,665)	100,759
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,34		(24,415)	(3,654)	11,870
Foreign currency translation of foreign operations	34		28,387	(17,274)	164,628
Share of other comprehensive income of associates and joint ventures	34		509,487	122,994	654,225

Other comprehensive income (loss) for the year			1,246,869	(228,672)	629,001

Total comprehensive income (loss) for the year		￦	(23,182,239)	(4,944,816)	4,250,969

Profit (loss) attributable to:
Owners of the controlling company	44	￦	(24,466,853)	(4,822,549)	3,491,698
Non-controlling interests			37,745	106,405	130,270

		￦	(24,429,108)	(4,716,144)	3,621,968

Total comprehensive income (loss) attributable to:
Owners of the controlling company		￦	(23,273,171)	(5,032,584)	4,070,175
Non-controlling interests			90,932	87,768	180,794

		￦	(23,182,239)	(4,944,816)	4,250,969

Earnings (loss) per share (in won)	44
Basic and diluted earnings (loss) per share		￦	(38,112)	(7,512)	5,439
See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
For each of the three years in the period ended December 31, 202
4

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
For each of the three years in the period ended December 31, 2024

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

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Changes in Equity, Continued
For each of the three years in the period ended December 31, 2024

		Equity attributable to owners of the controlling company				Non- controlling interests
		Contributed capital	Retained earnings	Other components of equity	Subtotal		Total equity
		In millions of won
Balance as of January 1, 2024	￦	4,053,578	16,338,262	15,453,203	35,845,043	1,419,707	37,264,750
Total comprehensive income (loss) for the year
Profit for the year		—	3,491,698	—	3,491,698	130,270	3,621,968
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(281,761)	—	(281,761)	(14,374)	(296,135)
Share of other comprehensive loss of associates and joint ventures, net of tax		—	(6,346)	—	(6,346)	—	(6,346)
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	100,759	100,759	—	100,759
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	11,976	11,976	(106)	11,870
Foreign currency translation of foreign operations, net of tax		—	—	99,624	99,624	65,004	164,628
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	654,225	654,225	—	654,225
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(126,900)	(126,900)
Additional paid-in capital and others		—	—	—	—	(1,819)	(1,819)
Transactions between consolidated entities		—	—	18	18	(13,878)	(13,860)
Changes in consolidation scope		—	—	—	—	9	9
Dividends paid (hybrid bond)		—	—	—	—	(10,316)	(10,316)
Others
Transfer of revaluation reserve		—	586,394	(586,394)	—	—	—

Balance as of December 31, 2024	￦	4,053,578	20,128,247	15,733,411	39,915,236	1,447,597	41,362,833

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For each of the three years in the period ended December 31, 202
4

		2022	2023	2024
		In millions of won
Cash flows from operating activities
Profit (loss) for the year	￦	(24,429,108)	(4,716,144)	3,621,968

Adjustments to reconcile profit (loss) for the year to net cash provided by (used in) operating activities:
Income tax expense (benefit)		(9,414,511)	(2,837,833)	1,634,561
Depreciation		12,305,252	12,869,089	13,833,788
Amortization		156,160	163,174	163,567
Employee benefit expense		485,700	358,730	427,980
Bad debt expense		29,997	101,550	60,309
Interest expense		2,818,546	4,451,659	4,665,095
Loss on disposal of financial assets		1,841	1	434
Loss on disposal of property, plant and equipment		100,066	98,120	112,018
Loss on abandonment of property, plant and equipment		160,909	196,697	195,697
Loss (gain) on impairment of property, plant and equipment		(97,425)	17,031	11,240
Loss on impairment of intangible assets		164	2,865	902
Loss on disposal of intangible assets		116	71	111
Increase in provisions		2,146,979	1,611,082	1,762,526
Loss on foreign currency translation, net		523,285	363,659	2,366,830
Gain on valuation of financial assets at fair value through profit or loss		(7,099)	(152,322)	(83,408)
Loss on valuation of financial assets at fair value through profit or loss		44,329	24,015	14,247
Valuation and transaction gain on derivative instruments, net		(448,903)	(323,858)	(2,406,368)
Gain on valuation of investments in associates and joint ventures, net		(1,338,293)	(595,056)	(755,452)
Gain on disposal of financial assets		(11,199)	(13,162)	(45,493)
Gain on disposal of property, plant and equipment		(148,667)	(32,196)	(85,990)
Gain on disposal of intangible assets		(41)	(136)	(41)
Gain on disposal of investments in associates and joint ventures		(11,091)	(18,204)	(186,066)
Loss on disposal of investments in associates and joint ventures		1,675	—	650
Loss on impairment of investments in associates and joint ventures		5,174	19	69,173
Reversal of impairment loss on investments in associates and joint ventures		—	(347)	(10,527)
Gain on disposal of subsidiaries		—	(2)	(98)
Loss on disposal of investments in subsidiaries		32,144	564	—
Interest income		(340,753)	(429,620)	(467,525)
Dividend income		(28,875)	(25,941)	(70,601)
Others, net		215,943	6,910	(76,125)

		7,181,423	15,836,559	21,131,434

Changes in working capital:
Trade receivables		(1,909,649)	(1,484,134)	2,702
Non-trade receivables		80,444	625,993	(191,526)
Accrued income		(34,706)	(258,993)	(189,995)
Other receivables		80,236	56,460	101,042
Other current assets		(651,926)	251,842	(656,588)
Inventories		(3,000,669)	147,798	(1,412,713)
Other non-current assets		58,790	(101,576)	108,625
Trade payables		2,782,474	(3,154,822)	109,214
Non-trade payables		61,737	(960,450)	(97,540)
Accrued expenses		(191,681)	(228,464)	(508,199)
Other current liabilities		446,064	901,692	(2,261,294)
Other non-current liabilities		422,916	437,809	2,892,947
Investments in associates and joint ventures (dividends received)		473,700	592,812	364,287
Provisions		(1,564,243)	(1,497,699)	(1,588,396)
Payments of employee benefit obligations		(218,319)	(281,383)	(208,248)
Plan assets		(347,778)	(188,566)	(254,763)

	￦	(3,512,610)	(5,141,681)	(3,790,445)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows, Continued
For each of the three years in the period ended December 31, 2024

		2022	2023	2024
		In millions of won
Cash generated from operating activities	￦	(20,760,295)	5,978,734	20,962,957
Dividends received (financial assets at fair value through other comprehensive income)		28,875	25,941	12,243
Interest paid		(2,517,694)	(4,245,838)	(4,697,442)
Interest received		220,471	329,740	390,671
Income taxes paid		(448,857)	(566,415)	(792,313)

Net cash provided by (used in) operating activities		(23,477,500)	1,522,162	15,876,116

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		56,171	5,806	236,624
Acquisition of investments in associates and joint ventures		(360,962)	(497,634)	(451,813)
Proceeds from disposals of property, plant and equipment		629,924	309,627	402,603
Acquisition of property, plant and equipment		(12,346,878)	(13,908,373)	(14,216,037)
Proceeds from disposals of intangible assets		279	153	428
Acquisition of intangible assets		(80,508)	(74,832)	(91,851)
Proceeds from disposals of investment properties		515	—	—
Proceeds from disposals of financial assets		14,182,348	4,389,228	2,615,341
Acquisition of financial assets		(16,496,258)	(3,141,906)	(2,536,994)
Increase in loans		(401,377)	(212,994)	(172,849)
Collection of loans		102,061	124,386	226,935
Increase in deposits		(237,266)	(138,205)	(154,503)
Decrease in deposits		141,000	130,221	152,803
Proceeds from disposals of assets held-for-sale		24,205	28,727	28,727
Receipt of government grants		50,755	57,207	59,503
Net cash outflow from changes in consolidation scope		(31,350)	(25,849)	(2,740)
Other cash outflow from investing activities, net		(186,412)	(119,319)	(189,284)

Net cash used in investing activities		(14,953,753)	(13,073,757)	(14,093,107)

Cash flows from financing activities
Proceeds from (Repayment of) short-term borrowings, net		5,852,426	1,842,517	(1,536,401)
Proceeds from long-term borrowings		6,856,321	3,434,452	2,795,823
Proceeds from debt securities		36,737,757	18,402,589	20,476,245
Repayment of long-term borrowings		(812,428)	(870,586)	(654,581)
Repayment of debt securities		(9,440,260)	(10,116,048)	(24,687,409)
Payment of lease liabilities		(562,646)	(574,239)	(612,828)
Settlement of derivative instruments, net		407,627	332,263	545,483
Change in non-controlling interests		175,645	218,766	(35,986)
Repayment of hybrid bond		(169,537)	—	—
Dividends paid (hybrid bond)		(13,461)	(10,212)	(10,316)
Dividends paid		(42,348)	(45,323)	(126,903)
Other cash inflow (outflow) from financing activities, net		8,803	47,703	(2,428)

Net cash provided by (used in) financing activities		38,997,899	12,661,882	(3,849,301)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		566,646	1,110,287	(2,066,292)
Effect of exchange rate fluctuations on cash held		32,896	(2,180)	106,384

Net increase (decrease) in cash and cash equivalents		599,542	1,108,107	(1,959,908)
Cash and cash equivalents at January 1		2,635,238	3,234,780	4,342,887

Cash and cash equivalents at December 31	￦	3,234,780	4,342,887	2,382,979

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
December 31, 2023 and 2024

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
Naju-si,
Jeollanam-do.
As of December 31, 2024, KEPCO’s share capital amounts to ￦3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
The Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank (KDB)	211,235,264	32.90%
Foreign investors	97,414,248	15.17%
Other	216,472,771	33.73%

	641,964,077	100.00%

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation
The consolidated financial statements of KEPCO and its subsidiaries (the “Company”) were approved by the Board of Directors of KEPCO on February 28, 2025 and authorized on April 11, 2025 for the purpose of Form
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
These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

✓	financial assets at fair value through profit or loss;

✓	financial assets at fair value through other comprehensive income or loss;

✓	derivative financial instruments are measured at fair value; or

✓	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

(3)	Functional and presentation currency
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
December 31, 2023 and 2024

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Meanwhile, the Company considers climate-related risks resulting from climate change and the establishment of a global greenhouse gas reduction implementation system in its estimates and assumptions. Climate-related risks increase the uncertainty of the estimates and assumptions considered in various items of the financial statements, and the Company carefully monitors climate-related changes and developments, such as new climate-related legislation, even if it does not have a material impact on current measurements.
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
December 31, 2023 and 2024

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(v)	Unbilled revenue
Electricity delivered but neither metered nor billed is estimated at the reporting date based on the volume of electricity delivered which can vary significantly as a result of customer usage patterns, customer mix, meter reading schedules, weather, and etc. Unbilled revenue recognized as of December 31, 2023 and 2024 are ￦2,504,479 million and ￦2,492,898 million, respectively.

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
Changes in accounting standards effective from January 1, 2024 are as follows. The Company believes that these amendments have no significant impact on the Company’s consolidated financial statements. The Company has not early adopted any other standards, interpretations or amendments that has been issued but is not yet effective.
Amendments to IFRS 16—Lease Liability in a Sale and Leaseback
The amendments to IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.
Amendments to IAS 1—Classification of Liabilities as Current or
Non-current
The amendments to IAS 1 specify the requirements for classifying liabilities as current or non-current.
The amendments clarify:

•	what is meant by a right to defer settlement;

•	that a right to defer must exist at the end of the reporting period;

•	that classification is unaffected by the likelihood that an entity will exercise its deferral right; and

•
that if under the condition that an entity settles the liability by transferring its equity instruments, the option is classified as equity instrument and the option is recognized separate from the liability as a component of equity for hybrid financial instrument, there is no impact on current or non-current
classification.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies, continued

In addition, an entity is required to disclose when a liability arising from a loan agreement is classified as non-current
and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.
Amendments to IAS 7 and IFRS 7—Supplier Finance Arrangements
The amendments to IAS 7
Statement of Cash Flows
and IFRS 7
Financial Instruments
:
Disclosures
clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

3.	Material Accounting Policies
The accounting policies applied by the Company in these consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2023, except for the changes described in Note 2.(5).

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

3.	Material Accounting Policies, Continued

(2)	Business combinations, continued

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

3.	Material Accounting Policies, Continued

(3)	Investments in associates
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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

3.	Material Accounting Policies, Continued

(4)	Joint arrangements, continued

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
The Company recognizes revenue by applying the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation), in accordance with IFRS 15. The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, excluding amounts collected on behalf of third parties. Also, the Company recognizes revenue when the Company satisfies a performance obligation by transferring a promised good or service to a customer.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

3.	Material Accounting Policies, Continued

(7)	Revenue from Contracts with Customers, continued

(i)	Identify the performance obligations in the contract
The Company is engaged in the generation, transmission and distribution of electricity and development of electric power resources, and electricity sales revenue accounts for 95.17% of consolidated revenue for the year ended December 31, 2024.
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

(8)	Leases
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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

3.	Material Accounting Policies, Continued

(8)	Leases, continued

(ii)	The Company as a lessee

(a)	Right-of-use assets
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

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer to note 3.(24)

•	Derivative financial instruments, including hedge accounting); and

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

3.	Material Accounting Policies, Continued

(9)	Foreign currencies, continued

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

3.	Material Accounting Policies, Continued

(12)	Employee benefits, continued

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

3.	Material Accounting Policies, Continued

(13)	Income taxes, continued

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

3.	Material Accounting Policies, Continued

(14)	Property, plant and equipment, continued

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	8 ~ 50
Machinery	2 ~ 32
Vehicles	4 ~ 5
Loaded heavy water	30
Asset retirement costs	18, 40, 60
Right-of-use assets	1 ~ 65
Ships	9
Others	4 ~ 30
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

(15)	Investment properties
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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

3.	Material Accounting Policies, Continued

(16)	Intangible assets, continued

(ii)	Research and development
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
Internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses.
The estimated useful lives and amortization methods of the Company’s intangible assets are as follows:

	Useful lives (years)	Amortization methods
Usage rights for donated assets	10 ~ 30	Straight line
Software	4 ~ 30	Straight line
Industrial rights	5 ~ 30	Straight line
Development expenditures	5	Straight line
Leasehold rights	8 ~ 10	Straight line
Others	3 ~ 50 or indefinite	Straight line
Mining rights	—	Unit of production

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

3.	Material Accounting Policies, Continued

(17)	Greenhouse gas emissions rights (allowances) and obligations
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
The Company determined that there were indications of impairment for the CGU related to electricity sales, as the carrying amount of net assets exceeded the market capitalization. Accordingly, an impairment assessment was conducted for the CGU. The Group estimated the value-in-use
based on discounted cash flow forecasts, applying key assumptions such as the discount rate, estimates of future sales volumes, unit sales prices, and cost of power purchases. As a result of the impairment assessment, the recoverable amount exceeded the carrying amount of the CGU.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

3.	Material Accounting Policies, Continued

(19)	Inventories
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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

3.	Material Accounting Policies, Continued

(20)	Provisions, continued

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

3.	Material Accounting Policies, Continued

(21)	Financial instruments, continued

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

3.	Material Accounting Policies, Continued

(21)	Financial instruments, continued

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

3.	Material Accounting Policies, Continued

(23)	Derivative financial instruments, including hedge accounting, continued

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2022, 2023 and 2024, respectively, are as follows:

		2022
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates, joint ventures and subsidiaries	Employee benefit expense	Loss on abandonment of property, plant and equipment	Increase in provisions, net		Operating profit (loss)
		In millions of won
Transmission and distribution	￦	68,239,707	1,922,354	66,317,353	4,130,004	67,076	1,420,802	980,146	180,114	157,784	611,534		(33,623,874)
Electric power generation (Nuclear)		10,386,091	10,254,271	131,820	4,034,774	45,789	557,218	(753)	82,466	—	624,221		761,109
Electric power generation (Non-nuclear)		41,944,339	39,252,851	2,691,488	4,091,081	53,242	694,559	329,112	140,067	—	619,947		289,001
Plant maintenance & engineering service		2,975,062	2,516,699	458,363	123,168	14,003	1,405	1,886	82,070	—	213,671		239,529
Others		2,750,231	1,803,231	947,000	211,719	195,966	195,860	—	53,017	3,125	9,463		333,547
Consolidation adjustments		(55,749,406)	(55,749,406)	—	(129,334)	(35,323)	(51,298)	—	(52,034)	—	68,143		(239,843)

	￦	70,546,024	—	70,546,024	12,461,412	340,753	2,818,546	1,310,391	485,700	160,909	2,146,979		(32,240,531)

Finance income													1,833,312

Finance expense													(4,746,791)

Gain related to associates, joint ventures and subsidiaries													1,310,391

Loss before income tax												￦	(33,843,619)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2022, 2023 and 2024, respectively, are as follows, continued:

		2023
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates, joint ventures and subsidiaries	Employee benefit expense	Loss on abandonment of property, plant and equipment	Increase in provisions, net		Operating profit (loss)
		In millions of won
Transmission and distribution	￦	85,082,542	1,728,602	83,353,940	4,258,909	92,380	2,826,916	314,373	127,038	182,742	419,564		(6,153,936)
Electric power generation (Nuclear)		10,798,378	10,666,260	132,118	4,403,610	69,209	687,743	(2,639)	62,280	—	585,630		819,838
Electric power generation (Non-nuclear)		35,159,641	32,253,979	2,905,662	4,180,939	65,403	741,282	301,681	109,151	13,863	352,058		929,210
Plant maintenance & engineering service		3,091,022	2,626,190	464,832	129,628	23,638	1,270	(389)	52,890	—	206,215		355,284
Others		2,175,972	1,556,114	619,858	204,322	226,243	258,877	—	48,105	92	444		89,302
Consolidation adjustments		(48,831,145)	(48,831,145)	—	(145,145)	(47,253)	(64,429)	—	(40,734)	—	47,171		(284,714)

	￦	87,476,410	—	87,476,410	13,032,263	429,620	4,451,659	613,026	358,730	196,697	1,611,082		(4,245,016)

Finance income													1,425,031

Finance expense													(5,347,018)

Gain related to associates, joint ventures and subsidiaries													613,026

Loss before income tax												￦	(7,553,977)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2022, 2023 and 2024, respectively, are as follows, continued:

		2024
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates, joint ventures and subsidiaries	Employee benefit expense	Loss on abandonment of property, plant and equipment	Increase in provisions, net		Operating profit
		In millions of won
Transmission and distribution	￦	90,825,950	2,217,014	88,608,936	4,368,806	86,889	2,946,080	578,973	156,144	171,134	745,016		3,542,715
Electric power generation (Nuclear)		13,447,880	13,118,098	329,782	5,182,841	72,760	786,491	(20,548)	68,273	—	343,963		1,442,490
Electric power generation (Non-nuclear)		31,563,589	29,186,796	2,376,793	4,252,872	67,835	704,678	138,347	113,146	2,744	511,174		2,662,597
Plant maintenance & engineering service		3,266,873	2,765,640	501,233	164,749	26,262	7,144	185,548	70,891	—	241,073		417,667
Others		2,283,458	1,521,937	761,521	218,505	271,709	336,718	—	47,039	—	2,409		96,984
Consolidation adjustments		(48,809,485)	(48,809,485)	—	(190,418)	(57,930)	(116,016)	—	(27,513)	21,819	(81,109)		298,807

	￦	92,578,265	—	92,578,265	13,997,355	467,525	4,665,095	882,320	427,980	195,697	1,762,526		8,461,260

Finance income													3,448,177

Finance expense													(7,535,228)

Gain related to associates, joint ventures and subsidiaries													882,320

Profit before income tax												￦	5,256,529

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the years ended December 31, 2023 and 2024 are as follows:

		2023
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
		In millions of won
Transmission and distribution	￦	138,838,342	5,872,000	7,636,677	120,181,250
Electric power generation (Nuclear)		70,535,018	169,155	3,070,528	45,660,916
Electric power generation (Non-nuclear)		66,265,884	3,567,345	3,490,863	38,415,202
Plant maintenance & engineering service		4,271,409	54,088	203,352	1,549,863
Others		13,378,229	—	736,155	6,480,959

Segment totals		293,288,882	9,662,588	15,137,575	212,288,190

Consolidation adjustments:
Elimination of inter-segment amounts		(46,071,077)	—	(390,686)	(11,463,805)
Equity method adjustment		2,997,016	—	—	—
Deferred taxes		1,636	—	—	1,629,280
Others		(10,501,492)	—	—	(3,450)

		(53,573,917)	—	(390,686)	(9,837,975)

Consolidated totals	￦	239,714,965	9,662,588	14,746,889	202,450,215

		2024
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
		In millions of won
Transmission and distribution	￦	139,472,103	6,839,513	8,417,992	120,083,068
Electric power generation (Nuclear)		72,508,359	171,956	2,629,626	47,082,862
Electric power generation (Non-nuclear)		66,834,569	4,272,928	3,862,287	36,363,754
Plant maintenance & engineering service		4,522,610	1,697	160,978	1,508,112
Others		14,977,126	—	195,451	7,073,716

Segment totals		298,314,767	11,286,094	15,266,334	212,111,512

Consolidation adjustments:
Elimination of inter-segment amounts		(43,890,249)	—	(185,981)	(8,819,612)
Equity method adjustment		4,032,207	—	—	—
Deferred taxes		1,557	—	—	2,152,192
Others		(11,650,487)	—	—	870

		(51,506,972)	—	(185,981)	(6,666,550)

Consolidated totals	￦	246,807,795	11,286,094	15,080,353	205,444,962

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

4.	Segment, Geographic and Other Information, Continued

(4)	Geographic information
Electricity sales, the main operations of the Company, are conducted in the Republic of Korea. The following information on revenue from external customers and non-current
assets is determined by the location of the customers and of the assets:

Geographical unit		Revenue from external customers			Non-current assets (*2)
		2022	2023	2024	2022	2023	2024
		In millions of won
Domestic	￦	69,142,730	86,242,808	91,286,837	183,707,117	186,384,115	191,214,679
Overseas (*1)		1,403,294	1,233,602	1,291,428	4,724,416	4,822,845	4,757,463

	￦	70,546,024	87,476,410	92,578,265	188,431,533	191,206,960	195,972,142

(*1)
Middle East and other Asian countries make up the majority of overseas revenue and non-current
assets. Since the overseas revenue or
non-current
assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	The amounts exclude financial assets, deferred tax assets, and net defined benefit assets.

(5)	Information on significant customers
There is no single customer which accounts for 10% or more of the Company’s revenue for the years ended December 31, 2022, 2023 and 2024.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of December 31, 2023 and 2024 are as follows:

		2023
		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	￦	—	—	4,342,887	—	4,342,887
Current financial assets
Current financial assets at fair value through profit or loss		2,054,021	—	—	—	2,054,021
Current financial assets at amortized costs		—	—	28,905	—	28,905
Current derivative assets		227,434	—	—	80,298	307,732
Other financial assets		—	—	716,739	—	716,739
Trade and other receivables		—	—	11,985,735	—	11,985,735

		2,281,455	—	17,074,266	80,298	19,436,019

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		657,264	—	—	—	657,264
Non-current financial assets at fair value through other comprehensive income		—	502,443	—	—	502,443
Non-current financial assets at amortized costs		—	—	9,938	—	9,938
Non-current derivative assets		503,514	—	—	189,148	692,662
Other financial assets		—	—	1,683,907	—	1,683,907
Trade and other receivables		—	—	2,193,587	—	2,193,587

		1,160,778	502,443	3,887,432	189,148	5,739,801

	￦	3,442,233	502,443	20,961,698	269,446	25,175,820

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of December 31, 2023 and 2024 are as follows, continued:

		2024
		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	￦	—	—	2,382,979	—	2,382,979
Current financial assets
Current financial assets at fair value through profit or loss		1,456,895	—	—	—	1,456,895
Current financial assets at amortized costs		—	—	20,418	—	20,418
Current derivative assets		396,477	—	—	364,077	760,554
Other financial assets		—	—	1,256,850	—	1,256,850
Trade and other receivables		—	—	12,216,216	—	12,216,216

		1,853,372	—	15,876,463	364,077	18,093,912

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		719,277	—	—	—	719,277
Non-current financial assets at fair value through other comprehensive income		—	674,850	—	—	674,850
Non-current financial assets at amortized costs		—	—	9,815	—	9,815
Non-current derivative assets		1,450,050	—	—	480,560	1,930,610
Other financial assets		—	—	1,611,438	—	1,611,438
Trade and other receivables		—	—	3,157,409	—	3,157,409

		2,169,327	674,850	4,778,662	480,560	8,103,399

	￦	4,022,699	674,850	20,655,125	844,637	26,197,311

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of December 31, 2023 and 2024 are as follows:

		2023
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	￦	—	16,446,821	—	16,446,821
Debt securities		—	24,674,526	—	24,674,526
Derivative liabilities		18,379	—	—	18,379
Trade and other payables		—	9,089,973	—	9,089,973

		18,379	50,211,320	—	50,229,699

Non-current liabilities
Borrowings		—	3,392,831	—	3,392,831
Debt securities		—	89,117,652	—	89,117,652
Derivative liabilities		410,291	—	23,564	433,855
Trade and other payables		—	4,981,957	—	4,981,957

		410,291	97,492,440	23,564	97,926,295

	￦	428,670	147,703,760	23,564	148,155,994

		2024
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	￦	—	17,540,585	—	17,540,585
Debt securities		—	26,901,367	—	26,901,367
Derivative liabilities		23,914	—	—	23,914
Trade and other payables		—	9,411,315	—	9,411,315

		23,914	53,853,267	—	53,877,181

Non-current liabilities
Borrowings		—	3,118,796	—	3,118,796
Debt securities		—	84,972,652	—	84,972,652
Derivative liabilities		256,018	—	4,893	260,911
Trade and other payables		—	4,609,241	—	4,609,241

		256,018	92,700,689	4,893	92,961,600

	￦	279,932	146,553,956	4,893	146,838,781

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for the years ended December 31, 2022, 2023 and 2024 are as follows:

			2022	2023	2024
			In millions of won
Cash and cash equivalents	Interest income	￦	51,872	100,205	102,505
	Gain (loss) on foreign currency transactions and translations		22,158	(2,073)	17,498
Financial assets at fair value through profit or loss	Interest income		58,540	65,470	54,385
	Dividends income		1,994	4,193	4,813
	Gain on valuation of derivatives		336,049	144,797	1,396,350
	Gain on transaction of derivatives		205,298	130,230	129,471
	Gain (loss) on valuation of financial assets		(37,230)	128,307	69,161
	Gain on disposal of financial assets		9,358	13,161	45,059
Financial assets at fair value through other comprehensive income	Dividends income		26,881	21,748	65,788
Financial assets at amortized cost	Interest income		1,308	2,929	2,859
	Gain (loss) on foreign currency transactions and translations		5,087	(1,774)	5,568
Loans	Interest income		33,545	44,029	45,511
	Gain on foreign currency transactions and translations		596	127	3,685
Trade and other receivables	Interest income		164,653	168,303	209,675
	Gain on foreign currency transactions and translations		1,019	27,363	121,193
Short-term financial instruments	Interest income		15,827	34,260	31,766
	Gain on foreign currency transactions and translations		3,513	—	—
Long-term financial instruments	Interest income		14,371	14,183	20,562
	Gain on foreign currency transactions and translations		1	—	3
Other financial assets	Interest income		637	241	262
Derivatives (applying hedge accounting)	Gain on valuation of derivatives (profit or loss)		149,888	76,814	410,088
	Gain (loss) on valuation of derivatives (equity, before tax)		(93,699)	(10,539)	21,443
	Gain on transaction of derivatives		54,422	19,604	14,801
Financial liabilities at fair value through profit or loss	Gain (loss) on valuation of derivatives		(345,313)	961	52,515
	Gain (loss) on transaction of derivatives		(110,236)	(80,640)	146,417
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		2,142,220	3,636,887	3,805,062
	Loss on repayment of financial liabilities		(15)	—	—
	Interest expense of trade and other payables		204,078	200,440	191,918
	Interest expense of others		472,248	614,332	668,115
	Other finance income		927	4,971	8,882
	Other finance expenses		167	1,796	4,177
	Loss on foreign currency transactions and translations		(936,269)	(420,203)	(2,643,230)
Derivatives (applying hedge accounting)	Gain on valuation of derivatives (profit or loss)		83,594	11,627	244,758
	Gain (loss) on valuation of derivatives (equity, before tax)		28,647	2,021	(1,137)
	Gain on transaction of derivatives		75,201	20,465	11,968

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

6.	Restricted Deposits
Restricted deposits as of December 31, 2023 and 2024 are as follows:

			2023	2024
			In millions of won
Cash and cash equivalents	Escrow accounts	￦	3,010	3,280
	Deposits for government project and others		26,969	30,812
	Collateral provided for borrowings		190,525	211,522
	Collateral provided for lawsuit		54	54
	Deposits for transmission regional support program		9,481	8,959
	Deposits for other business purposes		5,550	4,187
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		80,500	83,520
	Collateral provided for borrowings		24,728	85,569
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		271,047	296,496
Long-term financial instruments	Guarantee deposits for banking accounts at oversea s branches		36	22
	Collateral provided for borrowings		28,245	6,500
	Decommissioning costs of nuclear power plants		655,030	660,000
Other non-current assets	Deposits for other business purposes		7,558	9,150

		￦	1,302,733	1,400,071

7.	Cash and Cash Equivalents
Cash and cash equivalents as of December 31, 2023 and 2024 are as follows:

		2023	2024
		In millions of won
Cash	￦	14,070	17,941
Other demand deposits		1,780,548	1,712,130
Short-term deposits classified as cash equivalents		1,107,687	548,611
Short-term investments classified as cash equivalents		1,440,582	104,297

	￦	4,342,887	2,382,979

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

8.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2023 and 2024 are as follows:

		2023
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	￦	11,239,601	(230,058)	—	11,009,543
Other receivables		1,034,655	(53,683)	(4,780)	976,192

		12,274,256	(283,741)	(4,780)	11,985,735

Non-current assets
Trade receivables		207,668	(2,587)	—	205,081
Other receivables		2,080,830	(80,270)	(12,054)	1,988,506

		2,288,498	(82,857)	(12,054)	2,193,587

	￦	14,562,754	(366,598)	(16,834)	14,179,322

		2024
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	￦	11,266,202	(167,028)	—	11,099,174
Other receivables		1,160,945	(39,817)	(4,086)	1,117,042

		12,427,147	(206,845)	(4,086)	12,216,216

Non-current assets
Trade receivables		1,089,787	(93,746)	—	996,041
Other receivables		2,272,127	(100,351)	(10,408)	2,161,368

		3,361,914	(194,097)	(10,408)	3,157,409

	￦	15,789,061	(400,942)	(14,494)	15,373,625

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of December 31, 2023 and 2024 are as follows:

		2023
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	￦	393,859	(49,626)	(53)	344,180
Accrued income		133,033	—	—	133,033
Deposits		317,541	(4)	(4,727)	312,810
Finance lease receivables (*1)		75,661	(2,761)	—	72,900
Others		114,561	(1,292)	—	113,269

		1,034,655	(53,683)	(4,780)	976,192

Non-current assets
Non-trade receivables		198,453	(54,182)	(102)	144,169
Accrued income		7,342	—	—	7,342
Deposits		441,721	(263)	(11,952)	429,506
Finance lease receivables (*2)		1,173,500	(2,495)	—	1,171,005
Others		259,814	(23,330)	—	236,484

		2,080,830	(80,270)	(12,054)	1,988,506

	￦	3,115,485	(133,953)	(16,834)	2,964,698

(*1)  Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ￦114,118 million.

(*2)  Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ￦943,316 million.

		2024
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	￦	403,248	(35,041)	(21)	368,186
Accrued income		112,941	—	—	112,941
Deposits		293,712	(4)	(4,065)	289,643
Finance lease receivables (*1)		92,130	(3,480)	—	88,650
Others		258,914	(1,292)	—	257,622

		1,160,945	(39,817)	(4,086)	1,117,042

Non-current assets
Non-trade receivables		243,813	(62,222)	(41)	181,550
Accrued income		21,395	—	—	21,395
Deposits		486,868	(414)	(10,367)	476,087
Finance lease receivables (*2)		1,264,269	(1,775)	—	1,262,494
Others		255,782	(35,940)	—	219,842

		2,272,127	(100,351)	(10,408)	2,161,368

	￦	3,433,072	(140,168)	(14,494)	3,278,410

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ￦121,170 million.

(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ￦956,968 million.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

8.	Trade and Other Receivables, Continued

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

(4)	Aging analysis of trade receivables as of December 31, 2023 and 2024 are as follows:

		2023	2024
		In millions of won
Trade receivables: (not overdue)	￦	11,120,582	12,010,590

Trade receivables: (impairment reviewed)		326,687	345,399

Less than 60 days		6,403	12,289
60 ~ 90 days		55,802	59,427
90 ~ 120 days		20,535	21,642
120 days ~ 1 year		58,350	56,107
Over 1 year		185,597	195,934

		11,447,269	12,355,989
Less: allowance for doubtful accounts		(232,645)	(260,774)

	￦	11,214,624	12,095,215

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

(5)	Aging analysis of other receivables as of December 31, 2023 and 2024 are as follows:

		2023	2024
		In millions of won
Other receivables: (not overdue)	￦	2,857,337	3,212,146

Other receivables: (impairment reviewed)		258,148	220,926

Less than 60 days		5	318
60 ~ 90 days		27,634	34,267
90 ~ 120 days		727	1,786
120 days ~ 1 year		69,651	59,567
Over 1 year		160,131	124,988

		3,115,485	3,433,072
Less: allowance for doubtful accounts		(133,953)	(140,168)
Less: present value discount		(16,834)	(14,494)

	￦	2,964,698	3,278,410

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

8.	Trade and Other Receivables, Continued

(6)	Changes in the allowance for doubtful accounts for the years ended December 31, 2022, 2023 and 2024 are as follows:

		2022		2023		2024
		Trade receivables	Other receivables	Trade receivables	Other receivables	Trade receivables	Other receivables
		In millions of won
Beginning balance	￦	205,339	82,710	199,000	109,453	232,645	133,953
Bad debt expense		27,078	4,220	68,385	24,290	48,160	21,937
Write-off		(26,319)	(1,103)	(26,109)	(4,472)	(17,157)	(23,177)
Reversal		(3,444)	(37)	(5,577)	(1,942)	(12,928)	(587)
Others		(3,654)	23,663	(3,054)	6,624	10,054	8,042

Ending balance	￦	199,000	109,453	232,645	133,953	260,774	140,168

9.	Financial Assets at Fair Value through Profit or Loss

(1)	Financial assets at fair value through profit or loss as of December 31, 2023 and 2024 are as follows:

		2023		2024
		Current	Non-current	Current	Non-current
		In millions of won
Financial assets at fair value through profit or loss
Beneficiary Certificate	￦	130,363	107,252	313	152,054
Cooperative		—	6,735	—	6,872
Others (*)		1,923,658	376,602	1,456,582	405,309

		2,054,021	490,589	1,456,895	564,235

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	166,675	—	155,042

	￦	2,054,021	657,264	1,456,895	719,277

(*)	‘Other’ includes MMT which is composed of government bonds, RP(Repurchase Paper), CP(Commercial Paper), etc.

(2)	Details of income (loss) from financial assets at fair value through profit or loss for the years ended December 31, 2023 and 2024 are as follows:

		2023	2024
		In millions of won
Beneficiary certificate	￦	(59)	34,481
Cooperative		272	118
Debt with embedded derivatives		2,934	2,435
Others		207,984	136,383

	￦	211,131	173,417

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for the years ended December 31, 2023 and 2024 are as follows:

		2023
		Beginning balance	Acquisition	Disposal	Valuation	Others	Ending balance
		In millions of won
Equity securities
Listed	￦	300,057	430	—	(15,433)	—	285,054
Unlisted		202,243	9,550	(5,332)	5,445	856	212,762

		502,300	9,980	(5,332)	(9,988)	856	497,816

Debt securities
Corporate bond		529	4,080	—	18	—	4,627

		502,829	14,060	(5,332)	(9,970)	856	502,443

Current financial assets at fair value through other comprehensive income	￦	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		502,829	14,060	(5,332)	(9,970)	856	502,443

		2024
		Beginning balance	Acquisition	Disposal	Valuation	Others	Ending balance
		In millions of won
Equity securities
Listed	￦	285,054	—	(170)	73,891	1,321	360,096
Unlisted		212,762	4,000	—	88,256	4,691	309,709

		497,816	4,000	(170)	162,147	6,012	669,805

Debt securities
Corporate bond		4,627	—	—	418	—	5,045

		502,443	4,000	(170)	162,565	6,012	674,850

Current financial assets at fair value through other comprehensive income	￦	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		502,443	4,000	(170)	162,565	6,012	674,850

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2024 are as follows:

	2023
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Listed
Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	55,356	55,356
KG Mobility Co., Ltd. (formerly, Ssangyong Motor Co., Ltd.)	12,205	0.01%		428	106	106
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	43	43
PAN Ocean Co., Ltd.	1,492	0.00%		14	6	6
STX Heavy Industries Co., Ltd.	68,874	0.24%		537	806	806
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Adaro Energy Tbk.	480,000,000	1.50%		65,028	95,505	95,505
Denison Mines Corp.	58,284,000	6.54%		84,134	131,790	131,790
Fission Uranium Corp.	100,000	0.01%		41	105	105
SangSangin Industry Co., Ltd.	1,457	0.01%		38	3	3
Vitzrosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	1	1
Vissem electronics, Co., Ltd.	301	0.00%		11	1	1
KC Industry Co., Ltd.	139	0.00%		6	—	—
Aone Alform Co., Ltd.	2,672	0.04%		19	4	4
Ihsung CNI Co., Ltd.	142,860	4.81%		1,500	1,327	1,327
BDI Co., Ltd. (*3)	6,390,478	32.54%		—	—	—

				325,220	285,054	285,054

Unlisted (*1)
Hwan Young Steel Co., Ltd.	10,916	0.14%	￦	1,092	97	97
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.	117	0.07%		29	29	29
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	3	0.08%		5	5	5
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pyungsan SI Co., Ltd.	434	0.01%		4	4	4
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
Newasia Co., Ltd. (formerly, AJS Co., Ltd.)	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	30	30
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	3
Shin-E P&C Co., Ltd.	1,569	0.64%		110	2	2
Ejung Ad Co., Ltd.	132	0.09%		3	3	3
Solvus Co., Ltd.	1,056	0.04%		3	3	3
Myung Co., Ltd.	89	0.05%		2	2	2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2024 are as follows, continued:

	2023
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Biwang Industry Co., Ltd.	406	0.04%	￦	2	2	2
Young Sung Co., Ltd.	89	0.40%		26	26	26
Yuil Industrial Electronics Co., Ltd.	804	0.32%		15	15	15
Woojin Industry Corporation	3	0.00%		16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	7
Futech Mold Co., Ltd.	274	0.27%		14	14	14
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%		22	22	22
Morado Co., Ltd.	209	0.04%		2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	2
Kwang Sung Co., Ltd.	610	0.53%		31	31	31
Seen Business and Technology co., Ltd.	29,424	0.73%		148	7	7
Woobang Construction Co., Ltd.	8	0.00%		8	8	8
Shin Pyung Co., Ltd.	6	0.03%		3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	2	2
Najin Steel Co., Ltd.	37	0.06%		5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	5
Elephant & Friends Co., Ltd.	563	0.61%		3	3	3
Mireco Co., Ltd.	109	0.25%		11	11	11
L&K Industry Co., Ltd.	1,615	0.60%		24	24	24
JO Tech Co., Ltd.	1,263	0.62%		25	25	25
Kendae Printing Co., Ltd.	422	0.60%		21	21	21
Dauning Co., Ltd.	231	0.41%		6	6	6
Korea Trecision Co., Ltd.	22	0.45%		5	5	5
Hurim Biocell Co., Ltd.	1,021	0.00%		5	5	5
Sunjin Power Tech Co., Ltd.	4,941	0.92%		247	32	32
Beer Yeast Korea Inc.	1,388	0.43%		7	7	7
B CON Co., Ltd.	96	1.16%		6	6	6
Ace Integration Co., Ltd.	105	0.09%		24	24	24
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	5
KyungDong Co., Ltd.	130	0.01%		1	1	1
ChunWon Development Co., Ltd.	193	0.19%		39	39	39
SungLim Industrial Co., Ltd.	29	0.03%		1	1	1
Korea Minerals Co., Ltd.	191	0.05%		134	1	1
HyoDong Development Co., Ltd.	128	0.16%		25	1	1
JoHyun Co., Ltd.	350	1.56%		18	18	18
KC Co., Ltd.	5,107	0.17%		26	26	26
SeongJi Industrial Co., Ltd.	41	0.05%		1	1	1
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	1
Sung Kwang Co., Ltd.	23	0.37%		6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%		35	35	35
Samsung Tech Co., Ltd.	486	1.28%		97	36	36
Younil Metal Co., Ltd.	41	0.21%		21	21	21
Sevenvalley JC (formerly, CJ Paradise Co., Ltd.)	24	0.02%		12	12	12
Han Young Technology Company Co., Ltd.	35	0.00%		—	—	—
Ptotronics Co., Ltd.	843	0.42%		84	6	6
NFT Co., Ltd.	136	0.40%		8	8	8
Hyundaitech Co., Ltd.	1,363	0.87%		27	27	27
Dasan Material Co., Ltd.	29	0.04%		22	22	22
Fish World Co., Ltd.	47	0.21%		2	2	2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2024 are as follows, continued:

	2023
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
SG Shinsung Engineering and Construction Co., Ltd.	10	0.00%	￦	6	—	—
Samdo Industry Electric Co.,Ltd.	48	0.02%		1	1	1
Taejung Industries Co.,Ltd.	9,268	0.30%		5	5	5
Shinsei Trading Co., Ltd.	64	0.72%		6	6	6
Dynamic Co., Ltd.	111	0.19%		3	3	3
Green Alchemy Co.,Ltd.	38,202	1.48%		191	17	17
KM Leatech Co., Ltd.	1,648	0.98%		8	8	8
Semist Co.,Ltd.	555	0.80%		3	3	3
Sewon Bus Co.,Ltd.	12	0.00%		—	—	—
Enertec Co., Ltd.	7,937	0.19%		44	44	44
Sangji Co., Ltd.	20	0.26%		4	4	4
Bellie Doughnuts Co., Ltd.	169	0.19%		10	10	10
Set Holding (*2)	1,100,220	2.50%		229,255	165,923	165,923
Choheung packing Co., Ltd.	61	0.13%		12	12	12
Jaewoo Co., Ltd.	359	0.24%		11	11	11
Wooyang HC Co., Ltd	1,375	0.01%		159	13	13
TheYeonriji Co., Ltd.	116	0.10%		6	6	6
Flusys Co., Ltd.	9	0.08%		2	2	2
DongSeo Electronics Co., Ltd.	347	0.07%		17	17	17
Daewoo Display Co., Ltd.	177	0.03%		5	5	5
NTS Co., Ltd.	143	0.22%		36	36	36
AID CO., Ltd.	1,212	0.57%		36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%		—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%		100	32	32
Kyung Pyo Industry Co., Ltd.	186	0.76%		19	19	19
Doosung Heavy Industries Co., Ltd.	53	0.06%		5	5	5
Samjoo Hightech Co., Ltd.	522	0.08%		3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%		51	51	51
Shinseung Chemical Indust r y Co., Ltd.	5	0.01%		60	—	—
KJ Alloy Co., Ltd.	368	0.20%		7	7	7
SM Hi-tech Co., Ltd.	22	0.39%		22	22	22
Puruen Environment Co., Ltd.	967	1.34%		19	19	19
Miretech Co., Ltd.	9,111	0.27%		18	18	18
Sejin Hightech Co., Ltd.	17,980	0.16%		18	18	18
Eun Sung Enterprise Co., Ltd.	1,131	0.72%		17	17	17
Shinyoung Textiles Co., Ltd.	523	1.01%		52	23	23
Ilwoo Steel Co., Ltd.	41	0.28%		17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%		81	34	34
Wongwang Door Corp.	575	1.00%		29	29	29
Mansu Co.,Ltd.	344	0.25%		15	15	15
Eanskorea Co., Ltd.	39	0.05%		2	2	2
Youngdongseafood Co., Ltd.	165	0.33%		8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%		—	—	—
Sungchang Tech Co., Ltd.	159	0.31%		19	19	19
Yuchang Industry Co., Ltd.	90	0.11%		5	5	5
Jeongpum Co., Ltd.	322	0.35%		16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%		55	2	2
Amanex Co., Ltd.	10	0.02%		9	9	9
Dae-A Leisure Co., Ltd.	23	0.00%		4	4	4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2024 are as follows, continued:

	2023
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Caffe Bene Co.,Ltd.	1,908	0.03%	￦	9	9	9
Jinhung Packaging Co., Ltd.	4,329	3.02%		22	22	22
Donglim Eng Co., Ltd.	26	0.11%		3	3	3
SIP Co., Ltd.	274	0.55%		7	7	7
Daeji Product Co., Ltd.	15	0.05%		1	—	—
SSET Co., Ltd.	181	0.30%		18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%		48	48	48
Dawon Yuhwa Co., Ltd.	506	1.94%		25	25	25
Ewon materials Co., Ltd. (formerly, Shinwoo Toptech Co., Ltd.)	834	0.51%		83	6	6
KMLC Co., Ltd.	281	0.14%		22	22	22
Seinfood Co., Ltd.	13	0.17%		7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%		34	34	34
Kukex Inc.	639	0.05%		3	3	3
Youngshin Plus Co., Ltd.	104	0.12%		5	5	5
Chang won Engineering Co., Ltd.	22	0.00%		4	4	4
Samsung Silup Co., Ltd.	47	0.19%		5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%		6	6	6
IZU KOREA Co., Ltd.	48	0.00%		2	2	2
Dongdo CNP Co., Ltd.	234	0.36%		6	6	6
S.I.T. Co., Ltd .	2,213	0.44%		22	22	22
Taejin Hiech Co., Ltd.	78	0.26%		3	3	3
Headone Co.,Ltd.	69	0.12%		7	7	7
E-Won Solutech Co., Ltd.	158	0.16%		40	40	40
KPL Circuit Co., Ltd.	283	0.08%		14	14	14
Road Solar Co., Ltd.	12	0.00%		—	—	—
Han Mi Flexible Co., Ltd.	143	0.20%		43	43	43
Millennium PNT Co., Ltd.	227	0.37%		6	6	6
Dae Myung Co., Ltd.	114	0.08%		3	3	3
Young San Heavy Industries Co., Ltd.	74	0.11%		7	7	7
Samchungwon Co., Ltd.	15	0.24%		2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%		27	27	27
Nanomic Co., Ltd.	94	0.63%		38	38	38
Samsung Nonferrous Metal Co., Ltd.	89	0.26%		9	9	9
Daewha Fuel Pump Ind., Ltd.	83	0.05%		10	10	10
WorldCnM Inc.	131	1.09%		10	10	10
Superone Co., Ltd.	1,585	1.45%		8	8	8
Buyoung Panji Co., Ltd.	478	0.44%		12	12	12
International Paint Korea Co., Ltd.	111	0.48%		11	11	11
EI Lighting Co., Ltd.	358	0.36%		18	18	18
Yooseung Co., Ltd.	10	0.08%		1	1	1
Sungkwang Co., Ltd.	48	0.35%		2	2	2
Ajin KSB Co., Ltd.	204	0.31%		18	18	18
Sewon Ceramic Co., Ltd.	530	1.01%		5	5	5
Choyang Tech Co., Ltd.	465	1.01%		23	23	23
TK Co., Ltd.	307	0.70%		15	15	15
Arari Co., Ltd.	14	0.05%		1	1	1
C&S Corporation Co., Ltd.	1,304	0.01%		13	13	13
Global The One of Korea Co., Ltd.	62	0.06%		3	3	3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2024 are as follows, continued:

	2023
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Steellife Co., Ltd.	85	0.06%	￦	4	4	4
Geumhan Co., Ltd.	498	0.24%		7	7	7
Mokgan Co., Ltd.	5	0.02%		1	1	1
Wenex Co., Ltd.	373	0.53%		19	19	19
Sulim Co., Ltd.	30	0.20%		6	6	6
Shinkwang Engineering	24	0.36%		2	2	2
Ek Cookware Co., Ltd.	60	0.04%		1	1	1
KTTW Co., Ltd.	28	0.05%		2	2	2
Avajar Co., Ltd.	1,061	0.01%		1	1	1
Woosung I.B. Co., Ltd.	7,071	0.07%		14	14	14
CAP Korea Co., Ltd.	16	0.30%		3	3	3
MSM Co., Ltd.	25	0.08%		—	—	—
Ddpopstyle Co., Ltd.	22	0.14%		1	1	1
Finemetal Co., Ltd.	49	0.08%		1	1	1
Sungkyeong Co., Ltd.	52	0.24%		2	2	2
Newko Co., Ltd.	331	0.06%		10	10	10
Dongsung Mulsan Co., Ltd.	137	0.34%		14	14	14
Pizzakorea Co., Ltd.	42	0.18%		9	9	9
Geumdani Co., Ltd.	2,377	1.82%		36	36	36
Mezzanine I-pack Co., Ltd.	38	0.02%		1	1	1
Ltop Co., Ltd.	36	0.06%		7	7	7
Simile Aluminium Co., Ltd.	428	0.31%		9	9	9
GT Tooling Co., Ltd.	604	0.17%		6	6	6
Team Korea Co., Ltd.	4,782	0.37%		24	24	24
Donghwa TCA Co., Ltd.	1,012	0.30%		25	25	25
Hankook Piaget Co., Ltd.	4	0.01%		1	1	1
Coco Food Co., Ltd.	648	1.24%		33	33	33
Woori Industry Co., Ltd.	102	1.05%		21	21	21
Ssangyong Youngweol Plant Service&Engineering Co., Ltd.	83	0.07%		4	1	1
SH Co., Ltd.	39	0.20%		8	8	8
Daeyoung Co., Ltd.	75	0.01%		8	8	8
Getron Co., Ltd.	7,259	0.20%		37	4	4
Jungmun Co., Ltd.	19	0.26%		2	2	2
JM Tech Co., Ltd.	403	0.67%		82	10	10
SGC Energy Co., Ltd.	580,000	5.00%		2,900	6,249	6,249
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	4.30%		1,500	1,937	1,937
H Robotics Co., Ltd.	903,601	8.05%		4,000	5,639	5,639
Good Tcells Co., Ltd.	11,364	0.33%		500	399	399
IPS Bio Co., Ltd.	1,975	3.13%		1,000	897	897
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Choigang-gujo Co., Ltd.	61	0.45%		6	1	1
Hosungsteel Co., Ltd.	323	0.26%		14	3	3
Uktae IND. Co., Ltd.	140	0.12%		7	1	1
JFC Co., Ltd.	16	0.01%		2	2	2
Hyundai Tech Co., Ltd.	28	0.69%		10	10	10
Daeil Co., Ltd.	301	0.42%		15	2	2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2024 are as follows, continued:

	2023
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Daehyeon Recycle Co., Ltd.	59	0.61%	￦	12	12	12
Metal Link Inc. Co., Ltd.	709	0.17%		35	4	4
Pipetec Korea Co., Ltd.	50	0.07%		10	1	1
SungJin Tech Co., Ltd.	803	1.20%		24	8	8
Yujin E&C Co., Ltd.	29	0.18%		6	—	—
Daishin Logistics Co., Ltd.	13	0.09%		1	1	1
JinSung Engineering Co., Ltd.	18	0.30%		18	18	18
Yongho Industry Co., Ltd.	157	0.22%		32	1	1
Wow tech Co., Ltd.	369	0.75%		11	11	11
World Power Tech Co., Ltd.	16	0.28%		24	24	24
PBM Auto Co., Ltd.	1,001	1.06%		10	10	10
K2 Motors Co., Ltd.	54	0.28%		1	1	1
CL Tech Co., Ltd.	801	2.25%		40	40	40
Mirae Industry Co., Ltd.	39	0.04%		6	6	6
Gentak Korea Co., Ltd.	301	0.31%		8	8	8
Sungjin Chemical Co., Ltd.	118	0.36%		4	4	4
LMAT Co., Ltd.	198	0.04%		20	20	20
Poong Lim Industrial Co., Ltd.	25	0.00%		38	38	38
Dae Sung GeoTech Co., Ltd.	631	1.28%		32	32	32
Saeheemang Co., Ltd.	756	0.60%		15	15	15
Vornech Co., Ltd.	431	0.37%		11	2	2
Woojin Formtech Co., Ltd.	76	0.08%		8	1	1
Korea Engineer Manufacturing Co., Ltd.	114	0.26%		6	1	1
Sinwa J&K Co., Ltd.	476	0.28%		5	5	5
Owon E&G Co., Ltd.	132	0.20%		4	4	4
Guseong Co., Ltd.	141	0.20%		3	3	3
Irefarm Co., Ltd.	45	0.30%		3	3	3
Haenarae Agricultural Corp.	15	0.03%		2	2	2
DECO&E Co., Ltd.	1,261	0.00%		2	2	2
Design Beyond Co., Ltd.	17	0.19%		2	2	2
LBK Co., Ltd.	8	0.05%		1	1	1
Duckwon industrial Co., Ltd.	32	0.43%		13	13	13
ASPT Co., Ltd.	64	0.82%		19	19	19
SIMA Co., Ltd.	29	0.05%		3	3	3
Jingkang Resources Co., Ltd.	90	1.57%		13	13	13
Eslin Co., Ltd.	39	0.14%		8	8	8
CIC Tech Co., Ltd.	96	0.54%		10	10	10
Orano Expansion	5,742,405	4.72%		—	—	—
Fourever Co., Ltd.	44	0.10%		4	4	4
Myungil Metal Co., Ltd.	80	0.10%		4	4	4
Daeshin ECM Co., Ltd.	182	0.30%		9	9	9
Greencarbon Co., Ltd.	79	0.06%		1	1	1
Sunkoo Co., Ltd.	4	0.10%		2	2	2
Jians Construction Co., Ltd.	45	0.01%		2	4	4
DH trading Co., Ltd.	891	0.04%		178	—	—
Sangsin Co., Ltd.	29	0.09%		15	15	15
Steel focus Co., Ltd.	154	0.20%		4	4	4
Kamada Korea Co., Ltd.	437	0.33%		22	22	22
Fosys Co., Ltd.	19	0.08%		4	4	4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2024 are as follows, continued:

	2023
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
GB precision Co., Ltd.	137	0.57%	￦	1	1	1
Ewon Art Co., Ltd.	185	0.61%		9	9	9
DI Tech Co., Ltd.	3	0.00%		—	—	—
Hans AD Co., Ltd.	33	0.35%		2	2	2
Chaegim Environment Development Co., Ltd.	158	0.01%		3	3	3
Daesung Stain Co., Ltd.	32	0.32%		2	2	2
YSM Co., Ltd.	281	2.07%		14	14	14
U&I Co., Ltd.	50	0.22%		5	5	5
World One Co., Ltd.	401	0.58%		10	10	10
Yewon Co., Ltd.	24	0.02%		1	—	—
TSNT Co., Ltd.	119	0.00%		24	24	24
Shinsung Tech Co., Ltd.	314	0.01%		16	16	16
Loft Garden Co., Ltd.	1	0.04%		—	—	—
Handon Co., Ltd.	74	0.25%		11	11	11
GH Tech Co., Ltd.	82	0.22%		3	3	3
Daeo Co., Ltd.	13	0.23%		4	4	4
Bokwang Co., Ltd.	76	0.00%		15	15	15
Samkum Industry Co., Ltd.	201	0.48%		40	40	40
Dyntex Korea Co., Ltd.	75	0.28%		15	15	15
Mirae Engineering Co., Ltd.	66	0.15%		1	1	1
Ilshin Tech Co., Ltd.	36	0.00%		7	7	7
Sukwon Co., Ltd.	2,885	0.59%		29	29	29
Hae-sung Metal Co., Ltd.	159	0.17%		3	3	3
White&Clean Foods Co., Ltd.	330	0.00%		3	3	3
Michang Cable Co., Ltd.	1,096	0.13%		16	16	16
G.M Foods Co., Ltd.	57	0.16%		9	9	9
Wecan Global Inc. Co., Ltd.	165	0.08%		8	8	8
Daeju Steel Co., Ltd.	11	0.20%		1	1	1
Hyundai Glass Co., Ltd.	860	0.83%		43	43	43
MEC Co., Ltd.	16,468	1.17%		41	41	41
Daeyeoneco Co., Ltd.	151	0.00%		15	15	15
Hyesung Cable&Communication Inc.	762	0.39%		38	38	38
Sangjin Co., Ltd.	428	0.35%		21	21	21
Topis Co., Ltd.	246	0.71%		14	14	14
Iksan-guwon Co., Ltd.	563	0.00%		11	11	11
Korea Remicon Co., Ltd.	36	0.03%		5	5	5
New Tech Co., Ltd.	23	0.15%		2	2	2
Segeon Co., Ltd.	124	0.00%		4	4	4
MS Tech Co., Ltd.	9	0.15%		1	1	1
J.I Steel Co., Ltd.	21	0.00%		2	2	2
HNT Co., Ltd.	172	0.00%		9	9	9
Taejin Co., Ltd.	27	0.08%		3	3	3
Macroad Co., Ltd.	953	0.17%		10	10	10
Woongjin Energy Co., Ltd.	94	0.00%		9	9	9
Common Computer Co., Ltd.	3,856	1.64%		1,000	1,154	1,154
Fine Powerex Co., Ltd.	72,633	4.58%		1,500	1,772	1,772
Eunsung Industrial Co., Ltd.	3	0.03%		1	1	1
KPE Co., Ltd.	51	0.19%		13	13	13
Dongbangfarms Co., Ltd.	904	0.55%		41	5	5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2024 are as follows, continued:

	2023
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Sungdo Pack Co., Ltd.	15	0.06%	￦	1	1	1
Coffeenie Co., Ltd.	2	0.00%		1	1	1
Medi Pharma Plan Co., Ltd.	1,075	0.26%		108	8	8
Woori Ascon Co., Ltd.	25	0.34%		10	10	10
Dong Shin Hydraulies Co., Ltd.	9,460	0.14%		47	47	47
Cheonwoo E.P.S Co., Ltd.	371	1.10%		19	19	19
Koa Tech Co., Ltd.	1,244	0.77%		12	12	12
SKE Cable Co., Ltd.	120	0.08%		6	6	6
Hi Korea Co., Ltd.	1,845	1.94%		185	185	185
Daeheung Engineering Co., Ltd.	65	0.01%		1	1	1
Etapol Co., Ltd.	1,361	0.54%		41	41	41
Yoongwon Korea Co., Ltd. (formerly, Yoongwon International Co., Ltd.)	157	1.47%		31	31	31
Avoh Ceramic&Bath Co., Ltd.	173	0.14%		3	3	3
Dongyang R.P.F. Industrial Co., Ltd.	59	0.03%		2	2	2
Yuil Engineering Co., Ltd.	14	0.03%		1	1	1
Taesan Co., Ltd.	146	0.69%		35	35	35
Seokjin E&T Co., Ltd.	81	0.06%		8	8	8
Agencore Co., Ltd.	175,779	8.32%		2,200	2,200	2,200
SamHong Machinery. EMC Co., Ltd.	476,192	8.98%		5,000	5,000	5,000
Thermo Tec Co., Ltd.	446	0.03%		4	4	4
DaeYang Hydro Co., Ltd.	6	0.02%		1	1	1
SangMoo Steel Co., Ltd.	24	0.04%		2	2	2
Jungin Distribution Co., Ltd.	17	0.00%		3	3	3
TheSun Co., Ltd.	77	0.06%		1	1	1
Daewoong and Technology Co., Ltd.	423	1.14%		42	42	42
ChoungHwa Precise Co., Ltd.	428	0.08%		43	4	4
Snopa Co., Ltd.	458	0.01%		5	5	5
Aloha Factory Co., Ltd.	2,970	3.70%		1,000	739	739
Dailyshot Co., Ltd.	1,695	1.85%		1,001	1,001	1,001
Samhyup Co., Ltd.	376	0.91%		38	38	38
Gogang Aluminum Co., Ltd.	828	1.52%		41	41	41
Taekwang Paper Board Co., Ltd.	133	0.49%		23	23	23
NY Tech Co., Ltd.	33	0.15%		2	2	2
Dongbang Metal Co., Ltd.	1,985	0.32%		20	20	20
Samwang Co., Ltd.	170	0.25%		17	17	17
Yurim CNF Co., Ltd.	15	0.23%		2	2	2
Guseul Co., Ltd.	89	0.23%		9	9	9
Gaone International Co., Ltd.	54	0.29%		14	14	14
Dongyang Pratech Co., Ltd.	265	1.21%		29	29	29
Samjin Placo Co., Ltd.	661	0.52%		33	33	33
MS Steel Industrial Co., Ltd.	167	0.40%		8	8	8
STS Global Co., Ltd.	9	0.04%		1	1	1
Y Tech Co., Ltd.	855	0.65%		34	34	34
J&J Tech Co.	14	0.22%		1	1	1
Shield Board Co., Ltd.	165	0.15%		3	3	3
SFC International Co., Ltd.	11	0.01%		1	1	1
Hana ITM Inc.	8,443	0.70%		84	84	84

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2024 are as follows, continued:

	2023
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Jeuvis Co., Ltd.	191	0.30%	￦	2	2	2
JBM Co., Ltd.	662	0.34%		20	20	20
Jungwoo Metal Solution Co., Ltd.	27	0.08%		2	2	2
MS Precision Co., Ltd.	220	0.16%		22	22	22
YM Tech Co., Ltd.	2	0.01%		1	1	1
C&C ENG Co., Ltd.	439	1.59%		22	22	22
Daejoo E&G Co., Ltd.	133	0.00%		27	27	27
Taeyoung Precision Co., Ltd.	31	0.22%		1	1	1
Shin Heung Precision Co., Ltd.	93	4.63%		4	4	4
TaeGwang P&C Co., Ltd.	530	0.90%		13	13	13
KyeongGwang Tech Co., Ltd.	244	1.04%		7	7	7
Altron Jeonju Co., Ltd.	34,846	1.34%		697	5	5
SKD Korea Co., Ltd.	40	0.28%		20	20	20
Moohan Enterprise Co., Ltd.	63	0.12%		3	3	3
Value Invest Korea Co., Ltd.	8	0.00%		2	2	2
Beomju Co., Ltd.	1,037	0.60%		42	42	42
C&A Industries Co., Ltd.	42,062	0.26%		21	21	21
Vehicle System Co., Ltd.	225	0.19%		23	23	23
CH Solution Co., Ltd.	1,456	0.16%		4	4	4
HNT Co., Ltd.	8,567	0.09%		9	9	9
Sunquen Co., Ltd.	4	0.01%		—	—	—
Hapdong Co., Ltd.	7,096	1.08%		106	106	106
Shabath Co., Ltd.	48	0.04%		6	6	6
Woori Elec Co., Ltd.	102	0.17%		5	5	5
Dong-Yang Special Casting Co., Ltd.	1,027	0.41%		21	21	21
DYC Co., Ltd.	638	1.73%		96	96	96
Haegang Industry Co., Ltd.	1,687	1.13%		25	25	25
Daone Co., Ltd.	860	0.23%		9	9	9
Yeowoon Co., Ltd.	3	0.00%		—	—	—
Evertrue Co., Ltd.	15	0.00%		—	—	—
Black Materials Co., Ltd.	37,038	8.31%		500	500	500
K Shipbuilding Co., Ltd.	8,622	0.25%		1,078	1,078	1,078
Seohan Food Co., Ltd.	83	0.19%		2	2	2
Andong Trading Corporation Co., Ltd.	42	0.00%		2	2	2
RMK Co., Ltd.	63	0.90%		22	22	22
Shinjin International Corporation Co., Ltd.	4	0.01%		1	1	1
Asan Wood	6,391	1.03%		64	64	64
Seil Textile Co., Ltd.	16	0.15%		3	3	3
JSL Co., Ltd.	51	0.49%		3	3	3
3i Powergen Inc.	—	15.00%		1,482	—	—
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Mediquitous Co., Ltd.	5,080	0.64%		1,250	1,250	1,250
Monit Co., Ltd.	166,667	14.29%		1,000	1,000	1,000
Enersys Co., Ltd.	9,763	19.62%		2,050	2,050	2,050
Kalman Co., Ltd.	23,172	10.02%		1,000	1,000	1,000
HiMet Corporation Co., Ltd.	1,754,386	13.93%		5,000	5,000	5,000
Wonil Image Maker Inc.	16	0.04%		—	—	—
Ohbaksa.com Co., Ltd.	52	0.23%		3	3	3
Hanyang Electric Co., Ltd.	918	3.27%		92	92	92

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2024 are as follows, continued:

	2023
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Geumchang Synthetic Fiber Co., Ltd.	119	1.02%	￦	12	12	12
Sung Min Fishery Co., Ltd.	371	0.09%		4	4	4
Dreamfact Co., Ltd.	77	0.10%		3	3	3
Donyworld Co., Ltd.	125	0.68%		10	10	10
Dongsuh Companies Inc.	18	0.23%		2	2	2
Dondodam Co., Ltd.	262	0.34%		13	13	13
Vision Food Co., Ltd.	1,732	1.00%		86	86	86
Aone Metal Co., Ltd.	156	0.89%		16	16	16
Ecoplus Co., Ltd.	2,786	0.91%		3	3	3
Libechen Co., Ltd.	151	0.13%		8	8	8
Hongin Co., Ltd.	18	0.03%		5	5	5
Bolim Co., Ltd.	37	0.10%		5	5	5
Neo Life Co., Ltd.	19	0.04%		—	—	—
Daehong Industry Co., Ltd.	1,152	1.01%		85	85	85
T-Eng Co., Ltd.	123	1.05%		25	25	25
Badanuri	8	0.10%		2	2	2
Daeyoung Co., Ltd.	178	0.56%		63	63	63
Ki Soo Precision Co., Ltd.	325	0.44%		98	98	98
DNGV	5,516	0.14%		11	11	11
BJ Korea	446	0.81%		40	40	40
R&S Co., Ltd.	291	0.61%		4	4	4
Daekyoung Co., Ltd.	85	0.66%		17	17	17
Gunsan Bio Energy Co., Ltd. (*4)	200,000	18.87%		1,000	—	—

				295,627	212,762	212,762

Debt securities (*1)
Aron Flying Ship Co., Ltd.	—	—	￦	491	547	547
Ino Platech Co., Ltd.	—	—		1,080	1,080	1,080
Daebon Tech Co., Ltd.	—	—		3,000	3,000	3,000

				4,571	4,627	4,627

			￦	625,418	502,443	502,443

(*1)	The Company used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2024 are as follows, continued:

	2024
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Listed
Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	93,733	93,733
KG Mobility Co., Ltd.	12,205	0.01%		428	46	46
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	34	34
PAN Ocean Co., Ltd.	1,492	0.00%		14	5	5
HD Hyundai Marine Engine Co., Ltd. (formerly, STX Heavy Industries Co., Ltd.)	61,455	0.22%		430	1,503	1,503
Codes Combine Co., Ltd.	291	0.00%		1	—	—
PT Almatri Resources Indonesia (formerly, PT Adaro Energy Tbk.)	480,000,000	1.60%		65,028	106,259	106,259
Denison Mines Corp.	58,284,000	7.46%		84,134	155,766	155,766
Paladin Energy (formerly, Fission Uranium Corp.	100,000	0.01%		41	74	74
KS Industry Co., Ltd (formerly, SangSangin Industry Co., Ltd.)	1,457	0.01%		38	3	3
Vitzrosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	1	1
Vissem electronics, Co., Ltd.	301	0.00%		11	1	1
KC Industry Co., Ltd.	139	0.00%		6	—	—
Aone Alform Co., Ltd.	2,672	0.04%		19	3	3
Ihsung CNI Co., Ltd.	142,860	4.43%		1,500	1,314	1,314
Kodaco Co., Ltd.	131,698	0.85%		1,317	1,354	1,354

				326,430	360,096	360,096

Unlisted (*1)
Set Holding (*2)	1,100,220	2.50%	￦	229,255	258,974	258,974
SGC Greenpower Co., Ltd.	580,000	5.00%		2,900	5,570	5,570
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd. (Unlisted)	127,660	3.96%		1,500	2,160	2,160
H Robotics Co., Ltd.	903,601	7.05%		4,000	331	331
Good Tcells Co., Ltd.	11,364	0.33%		500	571	571
IPS Bio Co., Ltd.	1,975	3.13%		1,000	896	896
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.64%		1,000	1,189	1,189
Fine Powerex Co., Ltd.	72,633	4.58%		1,500	1,610	1,610
Agencore Co., Ltd.	175,779	8.08%		2,200	2,514	2,514
SamHong Machinery Co., Ltd.	617,535	11.06%		7,000	8,318	8,318
Aloha Factory Co., Ltd.	2,970	3.70%		1,000	552	552
Dailyshot Co., Ltd.	1,695	1.85%		1,001	1,250	1,250
Mediquitous Co., Ltd.	5,080	0.58%		1,250	1,442	1,442
Black Materials Co., Ltd.	37,038	8.31%		500	500	500
Monit Co., Ltd.	166,667	7.14%		1,000	1,000	1,000
3i Powergen Inc.	—	15.00%		1,482	—	—
Enersys Co., Ltd.	9,763	19.62%		2,050	2,050	2,050
Kalman Co., Ltd.	23,172	9.54%		1,000	1,000	1,000
Himet Co., Ltd.	1,754,386	13.93%		5,000	5,000	5,000
PT. Kedap Sayaaq	671	10.00%		18,540	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2024 are as follows, continued:

	2024
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Joongang Platec Co., Ltd.	3,591	0.75%	￦	72	35	35
Pioneer Gas Power Limited (*5)	123,200,010	38.50%		49,831	—	—
Bobaek C&S Co., Ltd.	13,246	0.87%		2,000	2,000	2,000
BDI Co., Ltd. (*3,4)	6,390,478	32.50%		—	—	—
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97
SAMBO AUTO. Co., Ltd.	15,066	0.02%		38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.	117	0.07%		29	29	29
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	3	0.08%		5	5	5
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Pyungsan SI Co., Ltd.	434	0.01%		4	4	4
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
Newasia Co., Ltd.	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	30	30
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	3
Shin-E P&C Co., Ltd.	1,569	0.64%		110	2	2
Ejung Ad Co., Ltd.	132	0.09%		3	3	3
Solvus Co., Ltd.	1,056	0.04%		3	3	3
Myung Co., Ltd.	89	0.05%		2	2	2
Biwang Industry Co., Ltd.	406	0.04%		2	2	2
Young Sung Co., Ltd.	89	0.40%		27	27	27
Yuil Industrial Electronics Co., Ltd.	804	0.32%		16	16	16
Woojin Industry Corporation	3	0.00%		16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	7
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%		22	23	23
Morado Co., Ltd.	209	0.04%		2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	2
Kwang Sung Co., Ltd.	610	0.53%		31	31	31
Seen Business and Technology co., Ltd.	29,424	0.73%		147	7	7
Woobang Construction Co., Ltd.	8	0.00%		8	8	8
Shin Pyung Co., Ltd.	6	0.03%		3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	2	2
Najin Steel Co., Ltd.	37	0.06%		5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	6	6
Elephant & Friends Co., Ltd.	563	0.61%		3	3	3
Mireco Co., Ltd.	109	0.25%		11	11	11

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2024 are as follows, continued:

	2024
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
L&K Industry Co., Ltd.	1,615	0.60%	￦	24	24	24
JO Tech Co., Ltd.	1,263	0.62%		25	25	25
Kendae Printing Co., Ltd.	422	0.60%		21	21	21
Dauning Co., Ltd.	231	0.41%		6	6	6
Korea Trecision Co., Ltd.	22	0.45%		5	5	5
Hurim Biocell Co., Ltd.	1,021	0.00%		5	5	5
Beer Yeast Korea Inc.	1,388	0.43%		7	7	7
B CON Co., Ltd.	96	1.16%		6	6	6
Ace Integration Co., Ltd.	105	0.09%		23	23	23
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	5
KyungDong Co., Ltd.	130	0.01%		1	1	1
ChunWon Development Co., Ltd.	193	0.19%		39	39	39
SungLim Industrial Co., Ltd.	29	0.03%		1	1	1
Korea Minerals Co., Ltd.	191	0.05%		135	1	1
HyoDong Development Co., Ltd.	128	0.16%		25	1	1
JoHyun Co., Ltd.	350	1.56%		18	18	18
KC Co., Ltd.	5,107	0.17%		26	26	26
SeongJi Industrial Co., Ltd.	41	0.05%		1	1	1
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	1
Sung Kwang Co., Ltd.	23	0.37%		6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%		35	35	35
Samsung Tech Co., Ltd.	486	1.28%		97	36	36
Sevenvalley JC	24	0.02%		12	12	12
Han Young Technology Company Co., Ltd.	35	0.00%		—	—	—
Ptotronics Co., Ltd.	843	0.42%		84	6	6
Hyundaitech Co., Ltd.	1,363	0.87%		27	27	27
Dasan Material Co., Ltd.	29	0.04%		22	22	22
Fish World Co., Ltd.	47	0.21%		2	2	2
Samdo Industry Electric Co.,Ltd.	48	0.02%		—	—	—
Shinsei Trading Co., Ltd.	64	0.72%		5	5	5
Dynamic Co., Ltd.	111	0.19%		3	3	3
Green Alchemy Co.,Ltd.	38,202	1.48%		191	17	17
KM Leatech Co., Ltd.	1,648	0.98%		8	8	8
Semist Co.,Ltd.	555	0.80%		3	3	3
Sewon Bus Co.,Ltd.	12	0.00%		—	—	—
Enertec Co., Ltd.	7,937	0.19%		44	44	44
Bellie Doughnuts Co., Ltd.	169	0.19%		10	10	10
Choheung packing Co., Ltd.	61	0.13%		12	12	12
Jaewoo Co., Ltd.	359	0.24%		12	11	11
Wooyang HC Co., Ltd	1,375	0.01%		159	13	13
TheYeonriji Co., Ltd.	116	0.10%		6	6	6
Flusys Co., Ltd.	9	0.08%		2	2	2
DongSeo Electronics Co., Ltd.	347	0.07%		17	17	17
Daewoo Display Co., Ltd.	177	0.03%		5	5	5
NTS Co., Ltd.	143	0.22%		36	36	36
AID CO., Ltd.	1,212	0.57%		36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%		—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%		100	32	32

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2024 are as follows, continued:

	2024
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Kyung Pyo Industry Co., Ltd.	186	0.76%	￦	19	19	19
Doosung Heavy Industries Co., Ltd.	53	0.06%		5	5	5
Samjoo Hightech Co., Ltd.	522	0.08%		3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%		51	51	51
Shinseung Chemical Indust r y Co., Ltd.	5	0.01%		60	—	—
KJ Alloy Co., Ltd.	368	0.20%		7	7	7
SM Hi-tech Co., Ltd.	22	0.39%		22	22	22
Puruen Environment Co., Ltd.	967	1.34%		20	20	20
Miretech Co., Ltd.	9,111	0.27%		18	18	18
Sejin Hightech Co., Ltd.	17,980	0.16%		18	18	18
Eun Sung Enterprise Co., Ltd.	1,131	0.72%		17	17	17
Shinyoung Textiles Co., Ltd.	523	1.01%		52	23	23
Ilwoo Steel Co., Ltd.	41	0.28%		16	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%		81	34	34
Wongwang Door Corp.	575	1.00%		29	29	29
Eanskorea Co., Ltd.	39	0.05%		2	2	2
Youngdongseafood Co., Ltd.	165	0.33%		8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%		—	—	—
Sungchang Tech Co., Ltd.	159	0.31%		10	19	19
Yuchang Industry Co., Ltd.	90	0.11%		5	5	5
Jeongpum Co., Ltd.	322	0.35%		16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%		55	2	2
Caffe Bene Co.,Ltd.	1,908	0.03%		9	9	9
Jinhung Packaging Co., Ltd.	4,329	3.02%		22	22	22
Donglim Eng Co., Ltd.	26	0.11%		3	3	3
SIP Co., Ltd.	274	0.55%		7	7	7
Daeji Product Co., Ltd.	15	0.05%		1	—	—
SSET Co., Ltd.	181	0.30%		18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%		48	48	48
Dawon Yuhwa Co., Ltd.	506	1.94%		25	25	25
Ewon materials Co., Ltd.	834	0.51%		83	6	6
KMLC Co., Ltd.	281	0.14%		22	22	22
Seinfood Co., Ltd.	13	0.17%		7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%		34	34	34
Kukex Inc.	639	0.05%		3	3	3
Chang won Engineering Co., Ltd.	22	0.00%		4	4	4
Samsung Silup Co., Ltd.	47	0.19%		5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%		6	6	6
IZU KOREA Co., Ltd.	48	0.00%		2	2	2
Dongdo CNP Co., Ltd.	234	0.36%		6	6	6
S.I.T. Co.,Ltd .	2,213	0.44%		22	22	22
Taejin Hiech Co., Ltd.	78	0.26%		3	3	3
Headone Co.,Ltd.	69	0.12%		7	7	7
E-Won Solutech Co., Ltd.	158	0.16%		40	40	40
KPL Circuit Co., Ltd.	283	0.08%		14	14	14
Road Solar Co., Ltd.	12	0.00%		—	—	—
Han Mi Flexible Co., Ltd.	143	0.20%		43	43	43
Millennium PNT Co., Ltd.	227	0.37%		6	6	6
Dae Myung Co., Ltd.	114	0.08%		3	3	3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2024 are as follows, continued:

	2024
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Young San Heavy Industries Co., Ltd.	74	0.11%	￦	7	7	7
Samchungwon Co., Ltd.	15	0.24%		2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%		27	27	27
Nanomic Co., Ltd.	94	0.63%		38	38	38
Samsung Nonferrous Metal Co., Ltd.	89	0.26%		9	9	9
Daewha Fuel Pump Ind., Ltd.	83	0.05%		10	10	10
WorldCnM Inc.	131	1.09%		10	10	10
Superone Co., Ltd.	1,585	1.45%		8	8	8
Buyoung Panji Co., Ltd.	478	0.44%		12	12	12
International Paint Korea Co., Ltd.	111	0.48%		11	11	11
EI Lighting Co., Ltd.	358	0.36%		18	18	18
Yooseung Co., Ltd.	10	0.08%		1	1	1
Sungkwang Co., Ltd.	48	0.35%		2	2	2
Ajin KSB Co., Ltd.	204	0.31%		18	18	18
Sewon Ceramic Co., Ltd.	530	1.01%		5	5	5
Choyang Tech Co., Ltd.	465	1.01%		23	23	23
TK Co., Ltd.	307	0.70%		15	15	15
Arari Co., Ltd.	14	0.05%		1	1	1
C&S Corporation Co., Ltd.	1,304	0.01%		13	13	13
Global The One of Korea Co., Ltd.	62	0.06%		3	3	3
Steellife Co., Ltd.	85	0.06%		4	4	4
Geumhan Co., Ltd.	498	0.24%		7	7	7
Mokgan Co., Ltd.	5	0.02%		1	1	1
Wenex Co., Ltd.	373	0.53%		19	19	19
Sulim Co., Ltd.	30	0.20%		6	6	6
Shinkwang Engineering	24	0.36%		2	2	2
Ek Cookware Co., Ltd.	60	0.04%		1	1	1
KTTW Co., Ltd.	28	0.05%		2	2	2
Avajar Co., Ltd.	1,061	0.01%		1	1	1
Woosung I.B. Co., Ltd.	7,071	0.07%		14	14	14
CAP Korea Co., Ltd.	16	0.30%		3	3	3
MSM Co., Ltd.	25	0.08%		—	—	—
Ddpopstyle Co., Ltd.	22	0.14%		—	—	—
Finemetal Co., Ltd.	49	0.08%		1	1	1
Sungkyeong Co., Ltd.	52	0.24%		2	2	2
Newko Co., Ltd.	331	0.06%		10	10	10
Dongsung Mulsan Co., Ltd.	137	0.34%		14	14	14
Pizzakorea Co., Ltd.	42	0.18%		9	9	9
Geumdani Co., Ltd.	2,377	1.82%		36	36	36
Mezzanine I-pack Co., Ltd.	38	0.02%		1	1	1
Ltop Co., Ltd.	36	0.06%		7	7	7
Simile Aluminium Co., Ltd.	428	0.31%		9	9	9
GT Tooling Co., Ltd.	604	0.17%		6	6	6
Team Korea Co., Ltd.	4,782	0.37%		24	24	24
Donghwa TCA Co., Ltd.	1,012	0.30%		25	25	25
Hankook Piaget Co., Ltd.	4	0.01%		—	—	—
Coco Food Co., Ltd.	648	1.24%		32	32	32
Woori Industry Co., Ltd.	102	1.05%		20	20	20

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2024 are as follows, continued:

	2024
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Ssangyong Youngweol Plant Service&Engineering Co., Ltd.	83	0.07%	￦	4	1	1
SH Co., Ltd.	39	0.20%		8	8	8
Daeyoung Co., Ltd.	75	0.01%		8	8	8
Getron Co., Ltd.	7,259	0.20%		36	4	4
Jungmun Co., Ltd.	19	0.26%		2	2	2
JM Tech Co., Ltd.	403	0.67%		81	10	10
Choigang-gujo Co., Ltd.	61	0.45%		6	1	1
Hosungsteel Co., Ltd.	323	0.26%		14	3	3
Uktae IND. Co., Ltd.	140	0.12%		7	1	1
JFC Co., Ltd.	16	0.01%		2	2	2
Hyundai Tech Co., Ltd.	28	0.69%		10	10	10
Daeil Co., Ltd.	301	0.42%		15	2	2
Daehyeon Recycle Co., Ltd.	59	0.61%		12	12	12
Metal Link Inc. Co., Ltd.	709	0.17%		35	4	4
Pipetec Korea Co., Ltd.	50	0.07%		10	1	1
SungJin Tech Co., Ltd.	803	1.20%		24	8	8
Yujin E&C Co., Ltd.	29	0.18%		6	—	—
Daishin Logistics Co., Ltd.	13	0.09%		1	1	1
JinSung Engineering Co., Ltd.	18	0.30%		18	18	18
Yongho Industry Co., Ltd.	157	0.22%		32	2	2
Wow tech Co., Ltd.	369	0.75%		11	11	11
World Power Tech Co., Ltd.	16	0.28%		24	24	24
PBM Auto Co., Ltd.	1,001	1.06%		10	10	10
K2 Motors Co., Ltd.	54	0.28%		1	1	1
CL Tech Co., Ltd.	801	2.25%		40	40	40
Mirae Industry Co., Ltd.	39	0.04%		6	6	6
Gentak Korea Co., Ltd.	301	0.31%		8	8	8
Sungjin Chemical Co., Ltd.	118	0.36%		4	4	4
LMAT Co., Ltd.	198	0.04%		20	20	20
Poong Lim Industrial Co., Ltd.	25	0.00%		38	38	38
Dae Sung GeoTech Co., Ltd.	631	1.28%		32	32	32
Saeheemang Co., Ltd.	756	0.60%		15	15	15
Vornech Co., Ltd.	431	0.37%		11	2	2
Woojin Formtech Co., Ltd.	76	0.08%		8	1	1
Korea Engineer Manufacturing Co., Ltd.	114	0.26%		6	1	1
Sinwa J&K Co., Ltd.	476	0.28%		5	5	5
Owon E&G Co., Ltd.	132	0.20%		4	4	4
Guseong Co., Ltd.	141	0.20%		4	4	4
Irefarm Co., Ltd.	45	0.30%		3	3	3
Haenarae Agricultural Corp.	15	0.03%		2	2	2
DECO&E Co., Ltd.	1,261	0.00%		2	2	2
Design Beyond Co., Ltd.	17	0.19%		2	2	2
LBK Co., Ltd.	8	0.05%		2	2	2
Duckwon industrial Co., Ltd.	32	0.43%		13	13	13
ASPT Co., Ltd.	64	0.82%		19	19	19
SIMA Co., Ltd.	29	0.05%		3	3	3
Jingkang Resources Co., Ltd.	90	1.57%		13	13	13

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2024 are as follows, continued:

	2024
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
CIC Tech Co., Ltd.	96	0.54%	￦	10	10	10
Fourever Co., Ltd.	44	0.10%		4	4	4
Myungil Metal Co., Ltd.	80	0.10%		4	4	4
Daeshin ECM Co., Ltd.	182	0.30%		9	9	9
Greencarbon Co., Ltd.	79	0.06%		1	1	1
Sunkoo Co., Ltd.	4	0.10%		2	2	2
Jians Construction Co., Ltd.	45	0.01%		2	4	4
DH trading Co., Ltd.	891	0.04%		178	—	—
Sangsin Co., Ltd.	29	0.09%		16	16	16
Steel focus Co., Ltd.	154	0.20%		5	5	5
Kamada Korea Co., Ltd.	437	0.33%		23	23	23
Fosys Co., Ltd.	19	0.08%		4	4	4
GB precision Co., Ltd.	137	0.57%		1	1	1
Ewon Art Co., Ltd.	185	0.61%		9	9	9
DI Tech Co., Ltd.	3	0.00%		1	—	—
Hans AD Co., Ltd.	33	0.35%		2	2	2
Chaegim Environment Development Co., Ltd.	158	0.01%		4	3	3
Daesung Stain Co., Ltd.	32	0.32%		2	1	1
U&I Co., Ltd.	50	0.22%		5	5	5
World One Co., Ltd.	401	0.58%		10	10	10
Yewon Co., Ltd.	24	0.02%		1	1	1
TSNT Co., Ltd.	119	0.00%		24	24	24
Shinsung Tech Co., Ltd.	314	0.01%		16	16	16
Loft Garden Co., Ltd.	1	0.04%		—	—	—
Handon Co., Ltd.	74	0.25%		11	11	11
GH Tech Co., Ltd.	82	0.22%		3	3	3
Daeo Co., Ltd.	13	0.23%		4	4	4
Bokwang Co., Ltd.	76	0.00%		15	15	15
Samkum Industry Co., Ltd.	201	0.48%		40	40	40
Dyntex Korea Co., Ltd.	75	0.28%		15	15	15
Mirae Engineering Co., Ltd.	66	0.15%		1	1	1
Ilshin Tech Co., Ltd.	36	0.00%		7	7	7
Sukwon Co., Ltd.	2,885	0.59%		29	29	29
White&Clean Foods Co., Ltd.	330	0.00%		3	3	3
Michang Cable Co., Ltd.	1,096	0.13%		16	16	16
G.M Foods Co., Ltd.	57	0.16%		9	9	9
Wecan Global Inc. Co., Ltd.	165	0.08%		8	8	8
Daeju Steel Co., Ltd.	11	0.20%		1	—	—
Hyundai Glass Co., Ltd.	860	0.83%		43	43	43
MEC Co., Ltd.	16,468	1.17%		41	41	41
Daeyeoneco Co., Ltd.	151	0.00%		15	15	15
Hyesung Cable&Communication Inc.	762	0.39%		38	38	38
Sangjin Co., Ltd.	428	0.35%		21	21	21
Iksan-guwon Co., Ltd.	563	0.00%		11	11	11
Korea Remicon Co., Ltd.	36	0.03%		5	5	5
New Tech Co., Ltd.	23	0.15%		2	2	2
Segeon Co., Ltd.	124	0.00%		4	4	4
MS Tech Co., Ltd.	9	0.15%		1	1	1
J.I Steel Co., Ltd.	21	0.00%		2	2	2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2024 are as follows, continued:

	2024
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
HNT Co., Ltd.	172	0.00%	￦	9	9	9
Taejin Co., Ltd.	27	0.08%		3	3	3
Macroad Co., Ltd.	953	0.17%		10	10	10
Woongjin Energy Co., Ltd.	94	0.00%		9	9	9
Eunsung Industrial Co., Ltd.	3	0.03%		—	—	—
KPE Co., Ltd.	51	0.19%		13	13	13
Dongbangfarms Co., Ltd.	904	0.55%		40	4	4
Altron Jeonju Co., Ltd.	34,846	1.34%		697	5	5
K Shipbuilding Co., Ltd.	8,622	0.25%		1,078	1,078	1,078
Shinjin International Corporation Co., Ltd.	4	0.01%		1	1	1
RMK Co., Ltd.	63	0.90%		22	22	22
Andong Trading Corporation Co., Ltd.	42	0.00%		2	2	2
Seokjin E&T Co., Ltd.	81	0.06%		8	8	8
Seohan Food Co., Ltd.	83	0.19%		2	2	2
JSL Co., Ltd.	51	0.49%		3	3	3
Seil Textile Co., Ltd.	16	0.15%		3	3	3
Sungdo Pack Co., Ltd.	15	0.06%		1	1	1
Coffeenie Co., Ltd.	2	0.00%		—	—	—
Medi Pharma Plan Co., Ltd.	1,075	0.26%		108	7	7
Woori Ascon Co., Ltd.	25	0.34%		10	10	10
Cheonwoo E.P.S Co., Ltd.	371	1.10%		19	19	19
Koa Tech Co., Ltd.	1,244	0.77%		12	12	12
SKE Cable Co., Ltd.	120	0.08%		6	6	6
Hi Korea Co., Ltd.	1,845	1.94%		185	21	21
Daeheung Engineering Co., Ltd.	65	0.01%		1	1	1
Etapol Co., Ltd.	1,361	0.54%		41	41	41
Yoongwon Korea Co., Ltd.	157	1.47%		31	31	31
Avoh Ceramic&Bath Co., Ltd.	173	0.14%		3	3	3
Dongyang R.P.F. Industrial Co., Ltd.	59	0.03%		2	2	2
Yuil Engineering Co., Ltd.	14	0.03%		1	1	1
Taesan Co., Ltd.	146	0.69%		35	35	35
Thermo Tec Co., Ltd.	446	0.03%		4	4	4
DaeYang Hydro Co., Ltd.	6	0.02%		1	1	1
SangMoo Steel Co., Ltd.	24	0.04%		2	2	2
Jungin Distribution Co., Ltd.	17	0.00%		3	3	3
TheSun Co., Ltd.	77	0.06%		1	1	1
ChoungHwa Precise Co., Ltd.	428	0.08%		43	4	4
Snopa Co., Ltd.	458	0.01%		5	5	5
SKD Korea Co., Ltd.	40	0.28%		20	20	20
Samhyup Co., Ltd.	376	0.91%		38	38	38
Gogang Aluminum Co., Ltd.	828	1.52%		41	41	41
Taekwang Paper Board Co., Ltd.	133	0.49%		23	23	23
NY Tech Co., Ltd.	33	0.15%		2	2	2
Dongbang Metal Co., Ltd.	1,985	0.32%		20	20	20
Samwang Co., Ltd.	170	0.25%		17	17	17
Guseul Co., Ltd.	89	0.23%		9	9	9
Gaone International Co., Ltd.	54	0.29%		14	14	14
Dongyang Pratech Co., Ltd.	265	1.21%		29	29	29
Samjin Placo Co., Ltd.	661	0.52%		33	33	33

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2024 are as follows, continued:

	2024
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
MS Steel Industrial Co., Ltd.	167	0.40%	￦	8	8	8
STS Global Co., Ltd.	9	0.04%		—	—	—
Y Tech Co., Ltd.	855	0.65%		34	34	34
J&J Tech Co.	14	0.22%		1	1	1
Shield Board Co., Ltd.	165	0.15%		3	3	3
SFC International Co., Ltd.	11	0.01%		1	1	1
Hana ITM Inc.	8,443	0.70%		84	84	84
Jeuvis Co., Ltd.	191	0.30%		2	2	2
JBM Co., Ltd.	662	0.34%		20	20	20
Jungwoo Metal Solution Co., Ltd.	27	0.08%		2	2	2
MS Precision Co., Ltd.	220	0.16%		22	22	22
YM Tech Co., Ltd.	2	0.01%		—	—	—
C&C ENG Co., Ltd.	439	1.59%		22	22	22
Daejoo E&G Co., Ltd.	133	0.00%		27	27	27
Taeyoung Precision Co., Ltd.	31	0.22%		—	—	—
Shin Heung Precision Co., Ltd.	93	4.63%		4	4	4
TaeGwang P&C Co., Ltd.	530	0.90%		13	13	13
KyeongGwang Tech Co., Ltd.	244	1.04%		7	7	7
Wonil Image Maker Inc.	16	0.04%		—	—	—
Vehicle System Co., Ltd.	225	0.19%		23	23	23
Moohan Enterprise Co., Ltd.	63	0.12%		3	3	3
C&A Industries Co., Ltd.	42,062	0.26%		21	21	21
CH Solution Co., Ltd.	1,456	0.16%		4	4	4
Value Invest Korea Co., Ltd.	8	0.00%		2	2	2
HNT Co., Ltd.	8,567	0.09%		9	9	9
Sunquen Co., Ltd.	4	0.01%		—	—	—
Shabath Co., Ltd.	48	0.04%		6	6	6
Woori Elec Co., Ltd.	102	0.17%		6	6	6
Dong-Yang Special Casting Co., Ltd.	1,027	0.41%		21	21	21
Haegang Industry Co., Ltd.	1,687	1.13%		25	25	25
Daone Co., Ltd.	860	0.23%		9	9	9
Yeowoon Co., Ltd.	3	0.00%		1	1	1
Evertrue Co., Ltd.	15	0.00%		—	1	1
Libechen Co., Ltd.	151	0.13%		8	8	8
Hongin Co., Ltd.	149	0.22%		45	45	45
Bolim Co., Ltd.	37	0.10%		5	5	5
Neo Life Co., Ltd.	19	0.04%		—	—	—
T-Eng Co., Ltd.	123	1.05%		25	25	25
Badanuri	8	0.10%		2	2	2
Ki Soo Precision Co., Ltd.	325	0.44%		98	27	27
DNGV	5,516	0.14%		11	11	11
BJ Korea	446	0.81%		40	40	40
R&S Co., Ltd.	291	0.61%		4	4	4
Daekyoung Co., Ltd.	85	0.66%		17	17	17
Dongyang Environment	141	0.38%		7	7	7
KEE Co., Ltd.	64	0.63%		13	13	13
Asia Platech Co., Ltd.	932	3.59%		47	47	47
HyoChang Industrial Co., Ltd	10,930	0.59%		5	5	5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2024 are as follows, continued:

	2024
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Semin Environmental Design Co., Ltd.	14	0.04%	￦	—	—	—
JungAng PNA Co., Ltd.	385	0.61%		8	8	8
CNEGS Co., Ltd.	80	0.07%		7	7	7
HaeDeuRim Co., Ltd.	70	0.41%		11	11	11
CMTI Co., Ltd.	65	0.15%		2	2	2
JMT Co., Ltd.	6,133	0.39%		15	15	15
SeJung Precision Industrial Co., Ltd.	141	0.43%		14	14	14
SGTech	30	0.66%		3	3	3
OhBakSaDatkeom Co., Ltd.	52	0.23%		3	3	3
GeumChangHwaseom Co., Ltd.	119	1.02%		12	12	12
SeongMinSusan Co., Ltd.	371	0.09%		4	4	4
DreamFact Co., Ltd.	77	0.10%		3	3	3
DonEWorld Co., Ltd.	125	0.68%		10	10	10
DongSuh Co., Ltd.	18	0.23%		2	2	2
Dondodam Co., Ltd.	262	0.34%		13	13	13
Vision Food Co., Ltd.	1,732	1.00%		87	87	87
A One Metal Co., Ltd.	156	0.89%		16	16	16
ECO Plus Co., Ltd.	2,786	0.91%		3	3	3
Seong An Synthetics Co., Ltd.	200,684	2.91%		2,007	2,007	2,007
DaeWoon Tech Co., Ltd.	106	0.26%		3	3	3
KoWEEO Co., Ltd.	38	0.05%		2	2	2
IK Co., Ltd.	14	0.06%		1	1	1
Eco Join Co., Ltd.	145	0.03%		2	2	2
Yuk Hwawon Co., Ltd.	567	0.25%		12	12	12
Yun Hwawon FND Co., Ltd.	496	0.84%		25	25	25
GoRyeoInSam Co., Ltd.	197	0.41%		30	30	30
HyeJin IND Co., Ltd.	77	0.26%		4	4	4
Cheongsong JungAng Aluminum Co., Ltd.	1,300	0.14%		20	20	20
Easy Tape Co., Ltd.	144	0.30%		14	14	14
Gyeonganaseukon	51	0.85%		10	10	10
Biseullo Co., Ltd.	11	0.03%		1	1	1
Cest Co., Ltd.	152	1.43%		76	76	76
MDT Co., Ltd.	57	0.30%		6	6	6
KDP Sieori Co., Ltd.	511	0.50%		6	6	6
KREMS Co., Ltd.	868	0.81%		347	347	347
Hanam Industrial Co., Ltd.	87	0.80%		13	13	13
R Light Co., Ltd.	437	0.41%		5	5	5
Daewon SNP Co., Ltd.	2,656	0.44%		93	93	93
Goryeo Filter Co.,Ltd.	31	0.07%		2	2	2
Daehan Special Metal Co., Ltd.	2,326	5.89%		931	931	931
Hungaforming Co., Ltd.	397	0.64%		20	20	20
HyeopJin PL Co., Ltd.	7,889	0.72%		39	39	39
Seun Co., Ltd.	61	0.69%		3	3	3
AOS Co., Ltd.	25	0.16%		1	1	1
SamHan Industrial Co., Ltd.	215	0.45%		3	3	3
YangJI EnterPrise Co., Ltd.	16	0.04%		3	3	3
GyungNam Metal Co., Ltd.	698	0.07%		17	17	17
Yoolim industrial Co., Ltd.	1,560	1.98%		234	234	234
Haemirae Co., Ltd.	57	0.25%		4	4	4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2024 are as follows, continued:

	2024
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
KROPC Co., Ltd.	1,297	1.19%	￦	26	26	26
Mirae Seesco Co. Ltd.	17	0.04%		2	2	2
SungMin Industrial Co., Ltd.	229	2.80%		34	34	34
Kunyang Co., Ltd.	44	0.12%		4	4	4
CAT Co., Ltd.	40	0.27%		3	3	3
JeongJin Nurimaru Co., Ltd.	218	1.08%		33	33	33
GeunHo Precision Co., Ltd.	1,770	0.98%		133	133	133
HwaIn Inemtek Co., Ltd.	327	0.60%		43	43	43
TS Steel Co., Ltd.	202	0.13%		20	20	20
SaeHan Food Co., Ltd.	23	0.40%		5	5	5
SamYeong Engineer Co., Ltd.	501	0.55%		10	10	10
GumYoung General Co., Ltd.	6,522	0.06%		13	13	13
SaeUm Global Co., Ltd.	207	0.06%		5	5	5
Work life balance Co., Ltd.	9	0.92%		1	1	1
YuJin Hightech Co., Ltd.	152	0.58%		15	15	15
GOC Co., Ltd.	4,415	0.16%		44	44	44
Fraijour Queen Co., Ltd.	73	0.56%		3	3	3
Wnt Co., Ltd.	57	0.19%		6	6	6
Tae Gwang Engineer Co., Ltd.	406	2.60%		41	41	41
GSB Co., Ltd.	370	1.03%		37	37	37
MCI Co., Ltd.	760	0.12%		23	23	23
Wonchang steel Co., Ltd.	66	0.16%		7	7	7
GukWon Construction Co., Ltd.	9	0.00%		—	—	—
Friend Co., Ltd.	2,745	0.46%		55	55	55
AppleLind Networks Co., Ltd.	2,417	0.12%		11	11	11
HSC Co., Ltd.	7,174	2.69%		36	36	36
ChangShin Plant Co., Ltd.	108	1.40%		22	22	22
PyeongKang Precision Co., Ltd.	3	0.01%		—	—	—
ShinSung Co., Ltd.	66	0.58%		13	13	13
DreamHightech Co., Ltd.	137	0.16%		7	7	7
WooHo Construction Co., Ltd.	35	0.02%		2	2	2

				352,191	309,709	309,709

Debt securities (*1)
Aron Flying Ship Co., Ltd.	—	—	￦	491	535	535
Ino Platech Co., Ltd.	—	—		1,080	1,194	1,194
Daebon Tech Co., Ltd.	—	—		3,000	3,316	3,316

				4,571	5,045	5,045

			￦	683,192	674,850	674,850

(*1)	The Company used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.

(*2)
The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss for the year ended December 31, 2024.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2023 and 2024 are as follows, continued:

(*3)
During the year ended December 31, 2023, the Company acquired additional shares in BDI Co., Ltd. through a debt-to-equity swap as part the entity’s corporate rehabilitation process. As the Company cannot hold significant influence over the entity until the completion of the corporate rehabilitation procedures, the Group has accounted for the investment in the entity as financial assets at fair value through other comprehensive income.

(*4)	During the year ended December 31, 2024, BDI Co., Ltd. was delisted as the Court dismissed the application for temporary injunction requiring the suspension of delisting decision and others.

(*5)
The entity is undergoing corporate rehabilitation procedures for the year ended December 31, 2024 and the Company cannot hold significant influence over the entity until the corporate rehabilitation procedures are completed. Therefore, investments in the entity were reclassified as financial assets at fair value through other comprehensive income.

11.	Financial Assets at Amortized Cost
Financial assets at amortized cost as of December 31, 2023 and 2024 are as follows:

		2023
		Financial assets at amortized cost	Book value

		In millions of won
Government bonds	￦	1,528	1,528
Others		37,315	37,315

	￦	38,843	38,843

Current	￦	28,905	28,905
Non-current		9,938	9,938

		2024
		Financial assets at amortized cost	Book value

		In millions of won
Government bonds	￦	1,160	1,160
Others		29,073	29,073

	￦	30,233	30,233

Current	￦	20,418	20,418
Non-current		9,815	9,815

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

12.	Derivatives

(1)	Derivatives as of December 31, 2023 and 2024 are as follows:

		2023		2024
		Current	Non-current	Current	Non-current

		In millions of won
Derivative assets
Currency forward	￦	18,019	—	12,153	—
Currency swap		274,782	527,701	733,374	1,630,570
—Trading		196,013	347,689	372,445	1,159,600
—Hedging		78,769	180,012	360,929	470,970
Interest rate swap		12,124	129,570	9,571	176,138
—Trading		12,124	129,570	9,571	176,138
—Hedging		—	—	—	—
Others (*2, 3)		2,807	35,391	5,456	123,902

	￦	307,732	692,662	760,554	1,930,610

Derivative liabilities
Currency forward	￦	4,755	—	132	—
Currency swap		6,867	287,824	1,640	36,328
—Trading		6,867	264,260	1,640	31,433
—Hedging		—	23,564	—	4,895
Interest rate swap		—	48,238	127	76,356
—Trading		—	48,238	127	76,356
—Hedging		—	—	—	—
Others (*1,2)		6,757	97,793	22,015	148,227

	￦	18,379	433,855	23,914	260,911

(*1)
In relation to the agreement to purchase hybrid bonds issued by Samcheok Eco Materials Co., Ltd., an associate of the Company, the performance obligation as of December 31, 2024 which amounts to ￦26,422 million (￦18,752 million as of December 31, 2023) to the underwriter of the bonds was recorded as other derivative liabilities.

(*2)
The Company recorded the fair value of derivatives in accordance with the shareholders’ agreement of its associate, Hyundai Green Power Co., Ltd., as other derivatives. In addition, the fair value of the derivatives regarding the power sales agreement of its subsidiary, Elara Energy Project, LLC, were recorded as other derivatives.

(*3)	The Company recorded the fair value of derivatives regarding the power supply agreement (“PPA”) of its subsidiary Columboola Solar Farm Hold Co Pty., Ltd. as other derivatives.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2024 are as follows:

Counterparty	Contract date	Maturity date		Contract amounts			Contract exchange rate (in won)
				Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Woori Bank	2024.12.30	2025.01.03	￦	8,836	USD 6,000	￦	1,472.60
Woori Bank	2024.12.30	2025.01.06		7,363	USD 5,000		1,472.50
Morgan Stanley	2024.12.30	2025.01.10		17,645	USD 12,000		1,470.45
Kookmin Bank	2024.12.30	2025.01.14		17,640	USD 12,000		1,470.00
Busan Bank	2024.12.30	2025.01.16		17,622	USD 12,000		1,468.50
Korea Development Bank	2024.12.30	2025.01.17		17,627	USD 12,000		1,468.95
Shinhan Bank	2024.12.30	2025.01.21		17,619	USD 12,000		1,468.25
SMBC	2024.11.06	2025.01.13		22,201	USD 16,000		1,387.54
SMBC	2024.11.07	2025.01.13		12,559	USD 9,000		1,395.42
SMBC	2024.11.07	2025.01.31		12,551	USD 9,000		1,394.59
SMBC	2024.11.11	2025.01.07		12,529	USD 9,000		1,392.15
SMBC	2024.11.29	2025.02.07		13,917	USD 10,000		1,391.72
SMBC	2024.12.04	2025.01.31		12,692	USD 9,000		1,410.19
MUFG	2024.12.10	2025.02.13		11,395	USD 8,000		1,424.38
Mizuho Bank	2024.12.13	2025.01.07		12,886	USD 9,000		1,431.75
Korea Development Bank	2024.12.16	2025.01.07		27,247	USD 19,000		1,434.04
Hana Bank	2024.12.19	2025.01.23		13,032	USD 9,000		1,448.00
SMBC	2024.12.24	2025.02.07		36,283	USD 25,000		1,451.33
Shinhan Bank	2024.12.26	2025.01.07		10,238	USD 7,000		1,462.63
MUFG	2024.12.30	2025.01.23		11,755	USD 8,000		1,469.36
MUFG	2024.11.29	2025.01.02		1,951	USD 1,400		1,393.35
MUFG	2024.11.29	2025.01.03		3,622	USD 2,600		1,393.15
Kookmin Bank	2024.12.02	2025.01.06		7,001	USD 5,000		1,400.25
Nonghyup Bank	2024.12.03	2025.01.06		7,010	USD 5,000		1,401.90
MUFG	2024.12.03	2025.01.06		7,002	USD 5,000		1,400.35
JP Morgan	2024.12.18	2025.01.21		7,171	USD 5,000		1,434.15
MUFG	2024.12.20	2025.01.24		7,244	USD 5,000		1,448.75
Kookmin Bank	2024.12.20	2025.01.24		7,243	USD 5,000		1,448.60
MUFG	2024.12.23	2025.01.27		7,239	USD 5,000		1,447.80
Mizuho Bank	2024.12.23	2025.01.27		7,239	USD 5,000		1,447.80
JP Morgan	2024.12.24	2025.01.27		7,261	USD 5,000		1,452.15
Nonghyup Bank	2024.12.24	2025.01.27		7,261	USD 5,000		1,452.20
Woori Bank	2024.12.26	2025.01.31		7,309	USD 5,000		1,461.70
Hana Bank	2024.12.26	2025.01.31		7,308	USD 5,000		1,461.55
Nonghyup Bank	2024.12.27	2025.01.31		6,881	USD 4,670		1,473.35
Korea Citi Bank	2024.12.16	2025.01.13		2,865	USD 2,000		1,432.65
Korea Citi Bank	2024.12.19	2025.01.13		11,607	USD 8,000		1,450.88
Korea Citi Bank	2024.12.26	2025.01.27		5,911	USD 4,000		1,477.76
Korea Citi Bank	2024.12.26	2025.01.27		2,956	USD 2,000		1,477.76
Korea Citi Bank	2024.12.26	2025.01.27		2,927	USD 2,000		1,463.66
HSBC	2024.12.19	2025.01.23		4,350	USD 3,000		1,450.05
HSBC	2024.12.19	2025.01.23		4,348	USD 3,000		1,449.35
JP Morgan	2024.12.24	2025.01.24		30,058	USD 20,700		1,452.07
SMBC	2024.12.16	2025.01.13		5,733	USD 4,000		1,433.20
SMBC	2024.12.26	2025.01.27		8,791	USD 6,000		1,465.15

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2024 are as follows, continued:

Counterparty	Contract date	Maturity date		Contract amounts			Contract exchange rate (in won)
				Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
SMBC	2024.12.26	2025.01.27	￦	2,955	USD 2,000	￦	1,477.65
Nonghyup Bank	2024.12.09	2025.01.10		15	USD 10		1,433.60
Nonghyup Bank	2024.12.16	2025.01.13		2,867	USD 2,000		1,433.65
Busan Bank	2024.12.18	2025.01.13		4,515	USD 3,148		1,434.27
Hana Bank	2024.12.19	2025.01.13		8,704	USD 6,000		1,450.70
Woori Bank	2024.11.28	2025.02.03		4,619	USD 3,317		1,392.70
Standard Chartered	2024.11.28	2025.02.03		6,964	USD 5,000		1,392.80
Busan Bank	2024.11.28	2025.02.03		6,965	USD 5,000		1,392.90
JP Morgan	2024.11.28	2025.02.03		6,965	USD 5,000		1,392.90
HSBC	2024.12.20	2025.02.26		10,112	USD 7,000		1,444.50
Bank of America	2024.12.20	2025.02.26		8,667	USD 6,000		1,444.55
Shinhan Bank	2024.12.27	2025.03.05		8,798	USD 6,000		1,466.32
Hana Bank	2024.12.27	2025.03.05		10,264	USD 7,000		1,466.25
Woori Bank	2024.12.30	2025.03.05		7,356	USD 5,000		1,471.10
Hana Bank	2024.12.30	2025.03.05		8,797	USD 6,000		1,466.18
Shinhan Bank	2024.12.30	2025.03.05		7,325	USD 5,000		1,464.92
Busan Bank	2024.12.30	2025.03.05		4,395	USD 3,000		1,464.85

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of December 31, 2024 are as follows:

	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won)
Counterparty			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Standard Chartered	2014~2029	￦	102,470	USD 100,000	3.14%	3.57%	￦	1,024.70
Woori Bank	2019~2027		21,708	USD 19,417	5.04%	6.75%		1,118.00
Woori Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Korea Development Bank	2020~2025		241,320	USD 200,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2025		120,660	USD 100,000	0.54%	1.13%		1,206.60
Kookmin Bank	2020~2026		76,355	USD 70,445	5.83%	6.00%		1,083.90
Woori Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Korea Development Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2022~2025		385,800	USD 300,000	3.11%	3.63%		1,286.00
Woori Bank	2022~2025		257,200	USD 200,000	3.12%	3.63%		1,286.00
JP Morgan	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Woori Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Kookmin Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Korea Development Bank	2022~2026		283,820	USD 200,000	4.67%	5.38%		1,419.10
Hana Bank	2022~2026		141,910	USD 100,000	4.68%	5.38%		1,419.10
JP Morgan	2022~2026		141,910	USD 100,000	4.69%	5.38%		1,419.10
Woori Bank	2022~2026		141,910	USD 100,000	4.68%	5.38%		1,419.10
Korea Development Bank	2022~2028		283,820	USD 200,000	5.12%	5.50%		1,419.10
Woori Bank	2022~2028		141,910	USD 100,000	5.13%	5.50%		1,419.10
Hana Bank	2023~2026		256,000	USD 200,000	3.97%	5.38%		1,280.00
Shinhan Bank	2023~2026		192,000	USD 150,000	3.99%	5.38%		1,280.00
Kookmin Bank	2023~2026		128,000	USD 100,000	4.03%	5.38%		1,280.00
Korea Development Bank	2023~2026		256,000	USD 200,000	4.04%	5.38%		1,280.00
Bank of America	2023~2026		128,000	USD 100,000	4.04%	5.38%		1,280.00
Standard Chartered	2023~2026		128,000	USD 100,000	4.04%	5.38%		1,280.00
Woori Bank	2023~2026		192,000	USD 150,000	4.05%	5.38%		1,280.00
Shinhan Bank	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
Kookmin Bank	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
Korea Development Bank	2024~2027		864,890	USD 650,000	3.53%	4.88%		1,330.60
Bank of America	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
Standard Chartered	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
IBK Securities Co., Ltd.	2024~2027		199,590	USD 150,000	3.53%	4.88%		1,330.60
Shinhan Bank	2024~2034		138,010	USD 100,000	3.64%	5.13%		1,380.10
Hana Bank	2024~2034		138,010	USD 100,000	3.69%	5.13%		1,380.10
Woori Bank	2024~2034		119,958	USD 86,920	3.74%	5.13%		1,380.10
Nomura	2015~2025		111,190	USD 100,000	2.60%	3.25%		1,111.90
Korea Development Bank	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
Woori Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Hana Bank	2015~2025		55,595	USD 50,000	2.62%	3.25%		1,111.90
Woori Bank	2017~2027		111,610	USD 100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of December 31, 2024 are as follows, continued:

	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won)
Counterparty			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Shinhan Bank	2018~2028	￦	115,387	HKD 850,000	2.66%	3.35%	￦	135.75
Korea Development Bank	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
Woori Bank	2021~2026		222,800	USD 200,000	0.93%	1.25%		1,114.00
Shinhan Bank	2021~2026		111,400	USD 100,000	0.92%	1.25%		1,114.00
Korea Development Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
Nonghyup Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
Woori Bank	2022~2027		262,000	USD 200,000	3.62%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2027		131,000	USD 100,000	3.63%	4.25%		1,310.00
Kookmin Bank	2022~2027		131,000	USD 100,000	3.62%	4.25%		1,310.00
Hana Bank	2022~2027		131,000	USD 100,000	3.61%	4.25%		1,310.00
Korea Development Bank	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2032		349,829	HKD 1,935,000	4.87%	5.16%		180.79
JP Morgan	2022~2032		75,194	HKD 415,000	5.00%	5.16%		181.19
Export-Import Bank of Korea	2023~2030		172,982	HKD 1,037,000	4.25%	4.51%		166.81
Hana Bank	2024~2028		128,940	USD 100,000	3.73%	5.00%		1,289.40
JP Morgan	2024~2028		128,940	USD 100,000	3.85%	5.00%		1,289.40
Korea Development Bank	2024~2028		257,880	USD 200,000	3.80%	5.00%		1,289.40
Korea Development Bank	2024~2028		128,940	USD 100,000	3.69%	5.00%		1,289.40
Hana Bank	2024~2029		138,540	USD 100,000	3.15%	4.63%		1,385.40
Shinhan Bank	2024~2029		138,540	USD 100,000	3.15%	4.63%		1,385.40
Kookmin Bank	2024~2029		138,540	USD 100,000	3.16%	4.63%		1,385.40
Woori Bank	2024~2029		138,540	USD 100,000	3.17%	4.63%		1,385.40
Korea Development Bank	2024~2029		138,540	USD 100,000	3.19%	4.63%		1,385.40

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of December 31, 2024 are as follows:

	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won)
Counterparty			Pay	Receive	Pay	Receive

	In millions of won and thousands of foreign currencies except contract exchange rate information
Kookmin Bank	2020~2025	￦	118,780	USD 100,000	1.29%	2.13%	￦	1,187.80
Shinhan Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Hana Bank	2020~2025		118,780	USD 100,000	1.29%	2.13%		1,187.80
Korea Development Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Hana Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Woori Bank	2020~2026		118,910	USD 100,000	0.62%	1.00%		1,189.10
Nomura	2017~2037		52,457	EUR 40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK 450,000	2.62%	2.36%		132.05
Kookmin Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Hana Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
Woori Bank	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
JP Morgan	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
Korea Development Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Woori Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Kookmin Bank	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
Woori Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Shinhan Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Hana Bank	2021~2026		55,150	USD 50,000	0.48%	0.75%		1,103.00
Shinhan Bank	2023~2026		132,930	USD 100,000	4.07%	5.38%		1,329.30
Nonghyup Bank	2023~2026		132,930	USD 100,000	4.05%	5.38%		1,329.30
Kookmin Bank	2023~2026		132,930	USD 100,000	4.07%	5.38%		1,329.30
Woori Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Hana Bank	2020~2025		245,560	USD 200,000	0.93%	1.75%		1,227.80
Korea Development Bank	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80
JP Morgan	2022~2025		126,180	USD 100,000	2.80%	3.60%		1,261.80
Hana Bank	2022~2025		126,180	USD 100,000	2.80%	3.60%		1,261.80
Korea Development Bank	2022~2025		252,360	USD 200,000	2.83%	3.60%		1,261.80
Woori Bank	2022~2025		126,180	USD 100,000	2.85%	3.60%		1,261.80
Woori Bank	2023~2028		259,000	USD 200,000	3.83%	4.88%		1,295.00
Korea Development Bank	2023~2028		129,500	USD 100,000	3.85%	4.88%		1,295.00
Bank of America	2023~2028		64,750	USD 50,000	3.85%	4.88%		1,295.00

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of December 31, 2024 are as follows:

Counterparty	Contract year		Contract amount	Contract interest rate per annum
				Pay	Receive
	In millions of won and thousands of foreign currencies
Nomura (*1)	2018~2038	￦	30,000	3M CD + 0.10%	3.75%
Shinhan Bank	2021~2025		100,000	2.32%	3M CD + 0.43%
Hana Bank	2022~2027		200,000	3.02%	3M CD + 0.61%
Hana Bank	2022~2027		200,000	3.04%	3M CD + 0.58%
Hana Bank	2022~2027		250,000	3.38%	3M CD + 0.59%
Nomura	2022~2027		200,000	3.55%	3M CD + 0.60%
Shinhan Bank	2022~2027		150,000	3.53%	3M CD + 0.55%
Hana Bank	2022~2027		200,000	3.70%	3M CD + 0.59%
Nomura	2022~2027		300,000	3.89%	3M CD + 0.67%
Hana Bank	2022~2027		200,000	3.93%	3M CD + 0.67%
Nomura	2022~2027		200,000	3.80%	3M CD + 0.68%
Nomura	2022~2027		300,000	4.04%	3M CD + 0.60%
Hana Bank	2022~2027		100,000	4.68%	3M CD + 1.04%
Hana Bank	2022~2027		100,000	5.45%	3M CD + 1.20%
Shinhan Bank	2023~2028		200,000	4.27%	3M CD + 0.76%
Shinhan Bank	2023~2028		50,000	4.27%	3M CD + 0.76%
Nomura	2023~2028		250,000	4.13%	3M CD + 0.73%
Hana Bank	2023~2028		200,000	3.74%	3M CD + 0.51%
Hana Bank	2023~2028		100,000	4.19%	3M CD + 0.50%
Shinhan Bank	2023~2028		300,000	3.81%	3M CD + 0.70%
Hana Bank	2023~2028		200,000	3.95%	3M CD + 0.50%
Shinhan Bank	2024~2029		200,000	3.84%	3M CD + 0.50%
Hana Bank	2024~2027		250,000	3.72%	3M CD + 0.34%
Hana Bank	2024~2027		250,000	3.77%	3M CD + 0.31%
Hana Bank	2024~2027		250,000	3.31%	3M CD + 0.31%
Hana Bank	2024~2027		200,000	3.46%	3M CD + 0.53%
Shinhan Bank	2024~2025		200,000	3.53%	3M CD + 0.35%
Nomura	2024~2027		200,000	3.38%	3M CD + 0.50%
Hana Bank	2024~2027		300,000	3.18%	3M CD + 0.53%
Shinhan Bank	2024~2025		100,000	3.29%	3M CD + 0.42%
Nomura	2017~2032		52,457	2.55% + Floating rate	2.60%
Nomura	2017~2032		59,423	2.57% + Floating rate	2.62%
Nomura (*2)	2021~2041		30,000	1.84%	2.60%
Nomura (*3)	2021~2041		50,000	1.87%	2.38%
ANZ	2022~2025		AUD 865	0.48%	3M BBSW + 0.05%
DBS Bank	2022~2025		AUD 865	0.48%	3M BBSW + 0.05%
Societe Generale	2022~2025		AUD 865	0.48%	3M BBSW + 0.05%
MUFG	2022~2048		USD 155,941	3M SOFR	3.71%
Mizuho Capital Markets LLC	2022~2048		USD 155,941	3M SOFR	1.05%
Mizuho Capital Markets LLC	2024~2025		USD 112,194	1M SOFR	4.20%
Rabobank	2022~2036		USD 37,130	1.83%	6M SOFR
Mizuho Capital Markets LLC	2024~2045		USD 80,116	3M USD Synthetic Libor	1.14%

(*1)	Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.

(*2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT+0.35% is applied thereafter.

(*3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT+0.35% is applied thereafter.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

12.	Derivatives, Continued

(6)	Interest rate swap contracts which are designated as hedging instruments as of December 31, 2024 are as follows:

Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay	Receive
		In thousands of USD
Export-Import Bank of Korea	2015~2031	USD 15,893	2.67%	6M USD Synthetic Libor
ING Bank	2015~2031	USD 7,861	2.67%	6M USD Synthetic Libor
BNP Paribas	2015~2031	USD 7,861	2.67%	6M USD Synthetic Libor
BNP Paribas	2009~2027	USD 35,221	4.16%	6M USD Synthetic Libor
KFW	2009~2027	USD 35,221	4.16%	6M USD Synthetic Libor
Export-Import Bank of Korea	2016~2036	USD 56,175	3.00%	6M USD Synthetic Libor

(7)
Gain and loss on valuation and transaction of derivatives for the years ended December 31, 2022, 2023 and 2024 are as follows and included in finance income and expenses in the consolidated statements of comprehensive income or loss:

		Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)			Other comprehensive income (loss) (*)
		2022	2023	2024	2022	2023	2024	2022	2023	2024

		In millions of won
Currency forward	￦	(20,570)	510	12,021	(2,710)	34,216	78,237	—	—	—
Currency swap		155,937	269,795	2,058,411	234,195	38,282	190,000	(102,969)	(11,411)	18,622
- Trading		(77,618)	181,342	1,403,564	104,572	(1,244)	163,231	—	—	—
- Hedging		233,555	88,453	654,847	129,623	39,526	26,769	(102,969)	(11,411)	18,622
Interest rate swap		66,341	(16,377)	21,270	(6,800)	10,400	18,834	37,917	2,893	1,684
- Trading		66,341	(16,377)	21,270	(6,800)	10,400	18,834	—	—	—
- Hedging		—	—	—	—	—	—	37,917	2,893	1,684
Other derivatives		22,510	(19,729)	12,009	—	6,761	15,586	—	—	—

	￦	224,218	234,199	2,103,711	224,685	89,659	302,657	(65,052)	(8,518)	20,306

(*)
Net gain (loss) on valuation of derivatives applying cash flow hedge accounting of ￦
(24,415) million, ￦(3,654) million and ￦11,870 million,
net of tax, are recognized as other comprehensive income (loss) for the years ended December 31, 2022, 2023 and 2024, respectively.

13.	Other Financial Assets

(1)	Other financial assets as of December 31, 2023 and 2024 are as follows:

			2023		2024
			Current	Non-current	Current	Non-current
			In millions of won
Loans	￦		139,178	966,421	115,161	901,953
Less: Allowance for doubtful accounts			(10)	(80,783)	(5,156)	(66,838)
Less: Present value discount			(1,007)	(35,468)	(1,084)	(35,888)

			138,161	850,170	108,921	799,227

Long-term / short-term financial instruments			578,578	833,737	1,147,929	812,211

		￦	716,739	1,683,907	1,256,850	1,611,438

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

13.	Other Financial Assets, Continued

(2)	Loans as of December 31, 2023 and 2024 are as follows:

		2023
		Face value	Allowance for doubtful accounts	Present value discount	Carrying value
		In millions of won
Short-term loans
Loans for tuition	￦	30,497	—	(1,007)	29,490
Loans for housing		35,560	—	—	35,560
Other loans		73,121	(10)	—	73,111

		139,178	(10)	(1,007)	138,161

Long-term loans
Loans for tuition		419,684	(24,745)	(35,468)	359,471
Loans for housing		301,840	—	—	301,840
Loans for related parties		222,014	(43,640)	—	178,374
Other loans		22,883	(12,398)	—	10,485

		966,421	(80,783)	(35,468)	850,170

	￦	1,105,599	(80,793)	(36,475)	988,331

		2024
		Face value	Allowance for doubtful accounts	Present value discount	Carrying value
		In millions of won
Short-term loans
Loans for tuition	￦	34,484	(5,156)	(1,084)	28,244
Loans for housing		43,171	—	—	43,171
Other loans		37,506	—	—	37,506

		115,161	(5,156)	(1,084)	108,921

Long-term loans
Loans for tuition		364,685	(4,888)	(35,888)	323,909
Loans for housing		266,208	—	—	266,208
Loans for related parties		260,227	(61,950)	—	198,277
Other loans		10,833	—	—	10,833

		901,953	(66,838)	(35,888)	799,227

	￦	1,017,114	(71,994)	(36,972)	908,148

(3)	Changes in the allowance for doubtful accounts of loans for the years ended December 31, 2022, 2023 and 2024 are as follows:

		2022	2023	2024
		In millions of won
Beginning balance	￦	52,677	54,837	80,793
Bad debt expense		2,180	16,394	3,727
Write-off		—	—	(12,526)
Other		(20)	9,562	—

Ending balance	￦	54,837	80,793	71,994

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

13.	Other Financial Assets, Continued

(4)	Long-term and short-term financial instruments as of December 31, 2023 and 2024 are as follows:

		2023		2024
		Current	Non-current	Current	Non-current
		In millions of won
Time deposits	￦	363,286	145,336	823,806	135,995
CD		—	—	40,000	—
Others		215,292	688,401	284,123	676,216

	￦	578,578	833,737	1,147,929	812,211

14.	Inventories
Inventories as of December 31, 2023 and 2024 are as follows:

		2023
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	4,624,638	(1,387)	4,623,251
Merchandises		335	—	335
Work-in-progress		187,304	—	187,304
Finished goods		97,272	(57)	97,215
Supplies		2,930,978	—	2,930,978
Inventories-in-transit		1,021,797	—	1,021,797
Other inventories		14,735	—	14,735

	￦	8,877,059	(1,444)	8,875,615

		2024
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	4,914,250	(1,573)	4,912,677
Merchandises		1,733	—	1,733
Work-in-progress		220,110	—	220,110
Finished goods		96,390	(630)	95,760
Supplies		3,358,831	—	3,358,831
Inventories-in-transit		1,160,238	—	1,160,238
Other inventories		19,887	—	19,887

	￦	9,771,439	(2,203)	9,769,236

The reversal of the allowance for loss on inventory valuation deducted from the cost of sales for the years ended December 31, 2022, 2023 and 2024 amounts to ￦18,162 million, ￦9,974 million and ￦9,182 million, respectively.
The amounts of loss from inventory valuation included in other gains
,

n
e
t
 for the years ended December 31, 2022, 2023 and 2024 were ￦14,528 million, ￦9,936 million and ￦9,941 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

15.	Non-Financial Assets
Non-financial assets as of December 31, 2023 and 2024 are as follows:

		2023		2024
		Current	Non-current	Current	Non-current
		In millions of won
Advanced payments	￦	300,350	75,489	467,156	66,174
Prepaid expenses		440,079	214,022	431,087	221,922
Others (*)		368,892	60,659	369,671	40,108

	￦	1,109,321	350,170	1,267,914	328,204

(*)	Details of others as of December 31, 2023 and 2024 are as follows:

		2023		2024
		Current	Non-current	Current	Non-current
		In millions of won
Greenhouse gas emissions rights	￦	25,246	—	211,969	—
Other quick assets		343,646	60,659	157,702	40,108

	￦	368,892	60,659	369,671	40,108

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of December 31, 2023 and 2024 are as follows:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2023	2024
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Engineering and construction for utility plant and others	Korea	51.00%	51.00%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	Korea	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	Korea	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	Korea	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	Philippines	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	Philippines	51.00%	51.00%
KEPCO Neimenggu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	Singapore	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	Netherlands	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	Bahrain	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	Jordan	80.00%	80.00%
KHNP Canada Energy Ltd.	Holding company	Canada	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	Canada	80.03%	80.12%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2023 and 2024 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2023	2024
KEPCO Holdings de Mexico	Holding company	Mexico	100.00%	100.00%
KST Electric Power Company, S.A.P.I. de C.V.	Construction and operation of utility plant	Mexico	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	Mexico	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	Netherlands	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	Indonesia	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	Indonesia	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	Philippines	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	Jordan	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	Canada	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	Barbados	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	Korea	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	Indonesia	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	Indonesia	99.96%	99.99%
KEPCO Netherlands J3 B.V.	Holding company	Netherlands	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Global One Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Mira Power Limited (*3)	Power generation	Pakistan	76.00%	76.00%
KOSEP Material Co., Ltd.	Recycling fly ashes	Korea	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*4)	RDF power generation	Korea	85.03%	85.03%
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	Philippines	99.99%	99.99%
KOSPO Chile SpA	Holding company	Chile	100.00%	100.00%
PT. KOWEPO Sumsel Operation And Maintenance Services	Utility plant maintenance and others	Indonesia	95.00%	—
Hee Mang Sunlight Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	Jordan	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Chitose Solar Power Plant LLC	Power generation	Japan	65.00%	65.00%
KEPCO ES Co., Ltd.	Energy service	Korea	100.00%	100.00%
KEPCO Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
KOSPO Power Services Ltda.	Utility plant maintenance and others	Chile	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	Korea	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	Laos	100.00%	100.00%
KEPCO Mangilao Holdings LLC	Holding company	USA	100.00%	100.00%
Mangilao Investment LLC	Holding company	USA	80.06%	69.55%
KEPCO Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	Korea	79.03%	79.03%
PT. Siborpa Eco Power	Construction and operation of utility plant	Indonesia	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	Korea	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	Korea	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	Korea	80.65%	80.65%
BSK E-New Industry Fund X	Holding company	Korea	66.80%	66.80%
PT. Korea Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	Chile	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	Korea	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2023 and 2024 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2023	2024
KOMIPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
KOSPO Niles LLC (formerly, Nambu USA LLC)	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	Korea	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	Korea	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	Korea	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Secutec Co., Ltd.	Security service	Korea	100.00%	100.00%
SE Green Energy Co., Ltd.	Power generation	Korea	84.80%	84.80%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOAK Power Limited	Hydro power facility maintenance	Pakistan	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
Haenanum Energy Fund	Holding company	Korea	99.64%	99.64%
Paju Ecoenergy Co., Ltd.	Power generation	Korea	89.00%	89.00%
Guam Ukudu Power LLC	Power generation	USA	100.00%	100.00%
K-SOLAR SHINAN Co., Ltd.	Power generation	Korea	90.00%	90.00%
KPS Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KEPCO E&C Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Moha solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
Ogiri Solar Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP USA LLC	Holding company	USA	100.00%	100.00%
KOMIPO Vanphong Power Service LLC	Utility plant maintenance and others	Vietnam	100.00%	100.00%
Energy Innovation Fund I	Holding company	Korea	71.91%	71.91%
KHNP Chile SpA	Holding company	Chile	100.00%	100.00%
Yeong Yang Apollon Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Corporation Co., Ltd.	Power generation	Korea	100.00%	100.00%
SolarVader Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Innovation Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Horus Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Solar Management Co., Ltd.	Power generation	Korea	100.00%	100.00%
LSG Hydro Power Limited	Holding company	Pakistan	99.80%	99.99%
KOEN Bio Co., Ltd.	Wood pellet utilization business	Korea	70.00%	70.00%
KOMIPO Energy Solution America, LLC	Holding company	USA	100.00%	100.00%
Elara Investment Holdings, LLC (*5)	Holding company	USA	0.10%	0.10%
Elara Equity Holdings, LLC	Holding company	USA	54.00%	54.00%
Elara Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
Elara Class B Member, LLC	Holding company	USA	100.00%	100.00%
Elara Development Holdings, LLC	Holding company	USA	100.00%	100.00%
KOMIPO Development, LLC	Holding company	USA	100.00%	100.00%
Elara Energy Holdings, LLC	Holding company	USA	43.94%	61.62%
Elara Energy Project, LLC	Power generation	USA	100.00%	100.00%
KOMIPO Iberian Solar Group, S.L.U.	Holding company	Spain	100.00%	100.00%
Jeongam Wind Power Co., Ltd.	Power generation	Korea	80.00%	80.00%
KOWEPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
CVS Equity Holdings, LLC	Holding company	USA	81.34%	80.96%
CVS Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development, LLC	Holding company	USA	100.00%	100.00%
CVS Class B Member, LLC	Holding company	USA	100.00%	100.00%
CVS Energy Holdings, LLC	Holding company	USA	70.79%	62.62%
Concho Valley Energy, LLC	Holding company	USA	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2023 and 2024 are as follows, continued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2023	2024
Concho Valley Solar, LLC	Power generation	USA	100.00%	100.00%
Yeongdeok Sunrise Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
UI Carbon-Neutrality Fund	Holding company	Korea	78.97%	78.97%
KA Power Limited	Power generation	Pakistan	100.00%	100.00%
Western Power Changgi Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
EWP Australia Pty., Ltd.	Holding company	Australia	100.00%	100.00%
Columboola Solar Farm Hold Co Pty., Ltd. (*3,6)	Holding company	Australia	74.04%	74.04%
Digital Innovation Growth Fund	Holding company	Korea	76.92%	76.92%
J Wind First, LLC (*7)	Company specializing in liquidization	Korea	—	—
KEPCO Holding Company	Holding company	Saudi Arabia	100.00%	100.00%
KEPCO for Maintenance Company	Utility plant maintenance and others	Saudi Arabia	100.00%	100.00%
KOSPO Trumbull LLC	Holding company	USA	100.00%	100.00%
Changjuk Wind Power Co., Ltd.	Power generation	Korea	73.00%	73.00%
Chile Solar JV SpA	Power generation	Chile	100.00%	100.00%
KEPCO KPS South Africa Pty., Ltd.	Utility plant maintenance and others	Republic of South Africa	100.00%	98.96%
KOWEPO Holding Limited	Holding company	United Arab Emirates	100.00%	100.00%
Magna Energy New Industrial Fund	Holding company	Korea	82.00%	71.30%
Columboola Solar Farm Nominees Pty., Ltd. (*3)	Power generation	Australia	100.00%	100.00%
Columboola Solar Farm Op Trust (*3)	Power generation	Australia	100.00%	100.00%
Columboola Solar Farm Fin Co Pty., Ltd. (*3)	Holding company	Australia	100.00%	100.00%
EWP ESS Holdings, LLC	Holding company	USA	100.00%	100.00%
Fairhaven ESS LLC	Holding company	USA	100.00%	100.00%
KOSPO Rutile, LLC	Holding company	USA	—	100.00%
Sprott Chile Solar I SpA	Holding company	Chile	—	100.00%

(*1)	Considering treasury stocks, the effective ownership interest is 51.24%. The Company sold a portion of its stocks in the subsidiary (14.77%) during the year ended December 31, 2023.

(*2)
The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Company obtained the majority of the voting power under the shareholders’ agreement.

(*3)
As of December 31, 2024, the annual reporting period of all subsidiaries ends on December 31, except for Mira Power Limited, Columboola Solar Farm Hold Co Pty., Ltd., Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust and Columboola Solar Farm Fin Co Pty., Ltd.

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

(*7)
Although the Company does not hold a stake as of December 31, 2024, considering the purpose and design of the structured entity, the Company is exposed to volatility in the profits of the structured entity. In addition, The Company has the ability to direct activities that can most significantly affect the operations of the structured entity, so it has been determined that the Company has control over the entity.

(2)	Subsidiaries newly included in and excluded from consolidation for the year ended December 31, 2024 are as follows:
Subsidiaries included in consolidation during the year ended December 31, 2024.

Subsidiaries	Reason
KOSPO Rutile, LLC	New investment
Sprott Chile Solar I SpA	New investment

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

16.	Consolidated Subsidiaries, Continued

(2)	Subsidiaries newly included in and excluded from consolidation for the year ended December 31, 2024 are as follows, continued:

Subsidiaries excluded from consolidation during the year ended December 31, 2024.

Subsidiaries	Reason
PT. KOWEPO Sumsel Operation and Maintenance Services	Liquidation

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2023 and 2024 are as follows:

2023
Subsidiaries		Total assets	Total liabilities	Sales	Profit (Loss) for the period
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	70,535,018	45,660,916	10,798,378	151,638
Korea South-East Power Co., Ltd.		13,158,245	6,964,695	7,761,713	196,522
Korea Midland Power Co., Ltd.		15,309,205	10,368,698	7,611,821	(1,844)
Korea Western Power Co., Ltd.		12,710,246	7,648,441	6,915,233	126,519
Korea Southern Power Co., Ltd.		13,405,076	7,807,334	7,298,989	226,811
Korea East-West Power Co., Ltd.		11,683,112	5,626,034	5,571,885	139,013
KEPCO Engineering & Construction Company, Inc.		854,704	307,396	545,092	32,654
KEPCO Plant Service & Engineering Co., Ltd.		1,585,380	318,597	1,523,031	161,849
KEPCO Nuclear Fuel Co., Ltd.		1,101,960	622,157	284,066	43,533
KEPCO KDN Co., Ltd.		733,434	301,713	738,833	65,495
KEPCO International HongKong Ltd.		133,915	—	—	8,795
KEPCO International Philippines Inc.		72,830	—	—	4,891
KEPCO Gansu International Ltd.		7,226	608	—	(23)
KEPCO Philippines Holdings Inc.		180,592	96	—	8,802
KEPCO Philippines Corporation		2,607	—	—	127
KEPCO Ilijan Corporation		142,711	800	—	3,718
KEPCO Neimenggu International Ltd.		284,280	4,346	—	15,021
KEPCO Shanxi International Ltd.		707,447	329,539	—	(3,875)
KOMIPO Global Pte Ltd.		411,249	32,900	—	17,174
KEPCO Netherlands B.V.		141,088	45	—	3,856
KEPCO Australia Pty., Ltd.		749	34	—	131
KOSEP Australia Pty., Ltd.		79,308	7,990	29,675	10,665
KOMIPO Australia Pty., Ltd.		86,077	4,014	29,676	9,248
KOWEPO Australia Pty., Ltd.		86,074	3,571	29,675	9,001
KOSPO Australia Pty., Ltd.		32,828	3,923	29,675	10,329
KEPCO Middle East Holding Company		121,015	107,611	—	(1,548)
Qatrana Electric Power Company		491,627	208,707	26,779	20,949
KHNP Canada Energy Ltd.		155,242	12,379	—	392
KEPCO Bylong Australia Pty., Ltd.		44,557	465,231	—	(16,669)
Korea Waterbury Uranium Limited Partnership		20,772	44	—	(67)
KEPCO Holdings de Mexico		1,171	2,621	—	(121)
KST Electric Power Company, S.A.P.I. de C.V.		631,348	490,470	93,843	19,657
KEPCO Energy Service Company		2,028	716	10,193	251
KEPCO Netherlands S3 B.V.		70,613	16,710	—	1,769
PT. KOMIPO Pembangkitan Jawa Bali		17,303	3,929	23,639	1,579
PT. Cirebon Power Service		2,936	714	9,457	672
KOWEPO International Corporation		—	10	—	—
KOSPO Jordan LLC		19,387	3,881	17,665	7,082
EWP America Inc. (*1)		46,954	4,032	14,549	895
KNF Canada Energy Limited		2,261	34	—	(56)
EWP Barbados 1 SRL		434,690	14,217	2,448	36,566
Gyeonggi Green Energy Co., Ltd.		180,176	214,822	80,630	(28,549)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2023 and 2024 are as follows, continued:

2023
Subsidiaries		Total assets	Total liabilities	Sales	Profit (Loss) for the period
		In millions of won
PT. Tanggamus Electric Power	￦	214,892	150,483	2,127	(2,230)
Gyeongju Wind Power Co., Ltd.		90,616	49,982	19,807	6,716
KOMIPO America Inc. (*2)		579,403	318,295	39,323	3,376
PT. EWP Indonesia		90,650	132	—	9,590
KEPCO Netherlands J3 B.V.		153,324	13,634	—	15,289
Korea Offshore Wind Power Co., Ltd.		334,444	143,827	40,313	6,497
Global One Pioneer B.V.		143	44	—	(85)
Global Energy Pioneer B.V.		336	44	—	(81)
Mira Power Limited		403,843	318,557	2,683	(1,590)
KOSEP Material Co., Ltd.		4,974	542	4,834	908
Commerce and Industry Energy Co., Ltd.		73,671	29,611	33,050	(2,901)
KEPCO KPS Philippines Corp.		5,775	884	4,608	97
KOSPO Chile SpA		166,643	75,619	—	—
PT. KOWEPO Sumsel Operation And Maintenance Services		26	260	—	—
Hee Mang Sunlight Power Co., Ltd.		5,877	2,403	689	202
Fujeij Wind Power Company		216,082	158,081	—	15,067
KOSPO Youngnam Power Co., Ltd.		360,026	255,761	410,173	(7,965)
Chitose Solar Power Plant LLC		98,911	84,228	14,447	2,059
KEPCO ES Co., Ltd.		322,529	15,367	14,151	5,384
KEPCO Solar Co., Ltd.		246,273	36,127	23,234	8,367
KOSPO Power Services Ltda.		6,976	7,086	17,634	(211)
Energy New Industry Specialized Investment Private Investment Trust (*3)		454,888	3,364	24,030	10,812
KOEN Bylong Pty., Ltd.		11	128	—	—
KOMIPO Bylong Pty., Ltd.		13	147	—	(20)
KOWEPO Bylong Pty., Ltd.		12	142	—	(43)
KOSPO Bylong Pty., Ltd.		388	541	—	(20)
EWP Bylong Pty., Ltd.		13	13	—	46
KOWEPO Lao International		13,038	223	10,270	6,268
KEPCO Mangilao Holdings LLC		90,445	41,898	775	785
Mangilao Investment LLC		206,714	15	—	(1)
KEPCO Mangilao Solar, LLC		206,600	1,918	13,593	826
Jeju Hanlim Offshore Wind Co., Ltd.		459,229	388,171	—	(3,032)
PT. Siborpa Eco Power		12,209	3	—	(52)
PT. Korea Energy Indonesia		1,878	101	1,897	132
KOLAT SpA		46,958	352	2,237	1,820
KEPCO California, LLC		46,606	6,823	613	(385)
KEPCO Mojave Holdings, LLC		93,233	78,328	—	(3,901)
Incheon Fuel Cell Co., Ltd.		259,169	237,409	96,924	(4,112)
KOEN Service Co., Ltd.		11,470	8,745	38,164	305
KOMIPO Service Co., Ltd.		7,944	4,777	37,525	960
KOWEPO Service Co., Ltd.		10,300	6,584	36,421	264
KOSPO Service Co., Ltd.		6,122	4,182	30,369	703
EWP Service Co., Ltd.		5,487	3,790	26,767	176
PT. KOMIPO Energy Indonesia		2,983	250	2,023	38
KNF partners Co., Ltd.		2,589	1,106	6,380	340
KOSPO USA Inc.		378,732	377	—	(6,351)
Nambu USA LLC		297,370	230	—	(732)
Tamra Offshore Wind Power Co., Ltd.		120,460	83,161	18,570	1,089
KEPCO MCS Co., Ltd.		111,189	73,940	307,146	(4,757)
KEPCO FMS Co., Ltd.		21,310	18,142	107,336	1,895
Firstkeepers Co., Ltd.		18,698	12,437	90,575	2,689
Secutec Co., Ltd.		16,038	11,797	72,284	699

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2023 and 2024 are as follows, continued:

2023
Subsidiaries		Total assets	Total liabilities	Sales	Profit (Loss) for the period
		In millions of won
SE Green Energy Co., Ltd.	￦	147,251	114,737	40,326	(1,305)
Mangilao Intermediate Holdings LLC		206,771	114,954	—	(5,293)
KEPCO CSC Co., Ltd.		15,985	12,170	49,502	2,644
KOAK Power Limited		15,000	528	—	714
KOMIPO Europe B.V.		86,109	69	1,183	109
Haenanum Energy Fund		7,415	3	47	(1)
Paju Ecoenergy Co., Ltd.		60,653	2,146	15,351	(357)
Guam Ukudu Power LLC		749,837	720,795	—	(19,904)
K-SOLAR SHINAN Co., Ltd.		298,866	281,676	37,137	(6,896)
KPS Partners Co., Ltd.		3,503	1,776	12,921	183
KEPCO E&C Service Co., Ltd.		7,167	1,938	16,454	1,505
Moha solar Co., Ltd.		27,213	29,363	—	112
Ogiri Solar Power Co., Ltd.		1,032	31	—	(9)
KHNP USA LLC		1,517	140	1,142	166
KOMIPO Vanphong Power Service LLC		26,819	3,768	21,396	10,879
Energy Innovation Fund I		43,725	419	—	(766)
KHNP Chile SpA		5,555	4,219	—	(66)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,529	1,427	219	42
Yeong Yang Corporation Co., Ltd.		1,519	1,418	216	39
SolarVader Co., Ltd.		1,529	1,421	219	40
Yeong Yang Innovation Co., Ltd.		1,510	1,418	210	32
Yeong Yang Horus Photovoltaic Co., Ltd.		1,502	1,418	206	28
Yeong Yang Solar Management Co., Ltd.		1,540	1,420	224	46
LSG Hydro Power Limited		717	8	—	(219)
KOEN Bio Co., Ltd.		1,010	585	2,467	372
KOMIPO Iberian Solar Group, S.L.U.		79,666	66,874	—	(931)
Jeongam Wind Power Co., Ltd.		75,744	63,219	8,154	(958)
KOWEPO Europe B.V.		107	3,177	—	(44,685)
Yeongdeok Sunrise Wind Power Co., Ltd.		94,615	74,842	—	(383)
KA Power Limited		3,173	172	—	126
Western Power Changgi Solar Co., Ltd.		46,950	40,815	7,036	2,011
EWP Australia Pty., Ltd.		52,734	—	325	337
Columboola Solar Farm Hold Co Pty., Ltd. (*4)		311,259	213,822	10,072	3,217
Digital Innovation Growth Fund		11,624	96	—	(266)
J Wind First, LLC		52,304	52,304	2,540	—
KEPCO Holding Company		3,307	—	—	(23)
KEPCO for Maintenance Company		118	—	—	(45)
KOSPO Trumbull LLC		25	—	—	(10)
Changjuk Wind Power Co., Ltd.		24,364	3,049	6,230	744
Chile Solar JV SpA		98,705	75,472	9,050	(2,768)
KEPCO KPS South Africa Pty., Ltd.		9,222	4,236	8,512	834
KOWEPO Holding Limited		1,323	1,371	—	(49)

(*1)	Financial information of EWP America Inc. includes that of 4 other subsidiaries, EWP Renewable Corporation, and California Power Holdings LLC, EWP ESS Holdings, LLC, and Fairhaven ESS LLC.

(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2023 and 2024 are as follows, continued:

(*4)	Financial information of Columboola Solar Farm Hold Co Pty., Ltd. includes that of 3 other subsidiaries including Columboola Solar Farm Nominees Pty., Ltd.

2024
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	72,508,359	47,082,862	13,447,880	567,267
Korea South-East Power Co., Ltd.		13,203,109	6,447,903	6,527,922	382,336
Korea Midland Power Co., Ltd.		14,849,596	9,513,087	7,088,426	225,196
Korea Western Power Co., Ltd.		13,309,836	7,708,730	6,193,922	361,725
Korea Southern Power Co., Ltd.		13,184,059	7,101,465	6,430,487	311,530
Korea East-West Power Co., Ltd.		12,287,969	5,592,569	5,322,832	467,885
KEPCO Engineering & Construction Company, Inc.		945,384	367,910	553,363	58,513
KEPCO Plant Service & Engineering Co., Ltd.		1,675,776	355,479	1,534,269	170,967
KEPCO Nuclear Fuel Co., Ltd.		1,060,367	562,604	397,595	48,061
KEPCO KDN Co., Ltd.		846,361	222,119	781,646	215,791
KEPCO International HongKong Ltd.		149,757	1,611	—	7,596
KEPCO International Philippines Inc.		13,720	78	—	40,427
KEPCO Gansu International Ltd.		8,233	693	—	(5)
KEPCO Philippines Holdings Inc.		202,810	173	—	49,999
KEPCO Philippines Corporation		2,990	4	—	120
KEPCO Ilijan Corporation		58,752	615	—	4,549
KEPCO Neimenggu International Ltd.		323,519	4,839	—	10,891
KEPCO Shanxi International Ltd.		811,971	366,377	—	13,677
KOMIPO Global Pte Ltd.		454,052	2,716	—	15,618
KEPCO Netherlands B.V.		155,632	109	—	4,237
KEPCO Australia Pty., Ltd.		226	—	—	(4,017)
KOSEP Australia Pty., Ltd.		55,461	7,847	31,935	10,139
KOMIPO Australia Pty., Ltd.		94,760	3,214	31,935	6,253
KOWEPO Australia Pty., Ltd.		93,353	2,736	31,935	4,978
KOSPO Australia Pty., Ltd.		39,606	3,221	31,935	8,768
KEPCO Middle East Holding Company		136,740	129,721	—	(7,668)
Qatrana Electric Power Company		554,387	207,773	28,465	24,062
KHNP Canada Energy Ltd.		180,220	20,431	—	506
KEPCO Bylong Australia Pty., Ltd.		45,420	552,861	—	(69,620)
Korea Waterbury Uranium Limited Partnership		20,773	62	—	(142)
KEPCO Holdings de Mexico		670	3,025	—	(1,032)
KST Electric Power Company, S.A.P.I. de C.V.		654,086	532,766	67,656	24,713
KEPCO Energy Service Company		2,257	1,198	9,361	146
KEPCO Netherlands S3 B.V.		81,554	19,084	—	978
PT. KOMIPO Pembangkitan Jawa Bali		18,014	3,684	21,567	969
PT. Cirebon Power Service		3,004	823	10,515	586
KOWEPO International Corporation		—	11	—	—
KOSPO Jordan LLC		36,620	22,271	17,477	4,312
EWP America Inc. (*1)		49,381	3,120	14,888	332
KNF Canada Energy Limited		2,337	30	—	(67)
EWP Barbados 1 SRL		469,387	1,463	—	28,937
Gyeonggi Green Energy Co., Ltd.		160,060	226,650	60,769	(31,941)
PT. Tanggamus Electric Power		232,963	155,119	6,136	4,216
Gyeongju Wind Power Co., Ltd.		87,987	41,547	18,550	5,817
KOMIPO America Inc. (*2)		633,218	328,237	18,806	9,662
PT. EWP Indonesia		101,015	84	—	6,115
KEPCO Netherlands J3 B.V.		174,130	15,748	—	7,378
Korea Offshore Wind Power Co., Ltd.		336,687	131,463	41,489	14,607

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2023 and 2024 are as follows, continued:

2024
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Global One Pioneer B.V.	￦	150	64	—	(130)
Global Energy Pioneer B.V.		363	69	—	(131)
Mira Power Limited		443,556	332,629	4,213	11,499
KOSEP Material Co., Ltd.		6,111	539	5,016	1,108
Commerce and Industry Energy Co., Ltd.		65,954	25,841	35,054	(3,638)
KEPCO KPS Philippines Corp.		6,403	594	7,372	422
KOSPO Chile SpA		186,200	83,705	—	(1,185)
Hee Mang Sunlight Power Co., Ltd.		5,875	2,355	567	46
Fujeij Wind Power Company		245,967	171,610	—	14,962
KOSPO Youngnam Power Co., Ltd.		371,946	257,626	412,037	10,275
Chitose Solar Power Plant LLC		93,435	78,709	14,453	2,553
KEPCO ES Co., Ltd.		318,648	6,087	6,384	8,758
KEPCO Solar Co., Ltd.		240,555	29,240	20,788	6,210
KOSPO Power Services Ltda.		8,118	6,363	17,005	1,924
Energy New Industry Specialized Investment Private Investment Trust (*3)		483,585	3,358	—	22,608
KOEN Bylong Pty., Ltd.		15	165	—	(12)
KOMIPO Bylong Pty., Ltd.		15	172	—	(17)
KOWEPO Bylong Pty., Ltd.		15	168	—	(17)
KOSPO Bylong Pty., Ltd.		202	425	—	(57)
EWP Bylong Pty., Ltd.		15	13	—	2
KOWEPO Lao International		17,335	2,247	11,891	4,823
KEPCO Mangilao Holdings LLC		99,669	52,732	810	(7,804)
Mangilao Investment LLC		224,646	18	—	—
KEPCO Mangilao Solar, LLC		226,509	247	16,907	3,634
Jeju Hanlim Offshore Wind Co., Ltd.		590,613	524,640	10,872	(5,067)
PT. Siborpa Eco Power		13,877	3	—	(38)
PT. Korea Energy Indonesia		9,146	5,524	4,550	1,171
KOLAT SpA		49,452	406	2,880	1,090
KEPCO California, LLC		52,627	7,464	645	(507)
KEPCO Mojave Holdings, LLC		101,912	90,646	—	(3,950)
Incheon Fuel Cell Co., Ltd.		249,022	233,049	91,097	(5,805)
KOEN Service Co., Ltd.		10,072	7,186	39,482	323
KOMIPO Service Co., Ltd.		8,123	4,728	38,415	657
KOWEPO Service Co., Ltd.		8,422	6,678	40,875	314
KOSPO Service Co., Ltd.		7,199	4,593	32,422	949
EWP Service Co., Ltd.		5,291	3,851	27,101	27
PT. KOMIPO Energy Indonesia		5,177	1,273	6,433	874
KNF partners Co., Ltd.		2,875	1,182	6,700	286
KOSPO USA Inc.		725,984	321	—	(6,099)
KOSPO Niles LLC (formerly, Nambu USA LLC)		326,651	51	—	9,947
Tamra Offshore Wind Power Co., Ltd.		112,747	74,809	19,937	1,551
KEPCO MCS Co., Ltd.		94,305	67,881	292,011	(9,033)
KEPCO FMS Co., Ltd.		16,330	18,815	108,560	1,126
Firstkeepers Co., Ltd.		24,800	13,930	95,836	4,546
Secutec Co., Ltd.		17,416	11,980	78,011	1,968
SE Green Energy Co., Ltd.		126,012	93,330	41,251	178
Mangilao Intermediate Holdings LLC		230,079	126,833	—	(1,277)
KEPCO CSC Co., Ltd.		17,430	11,516	49,443	2,944
KOAK Power Limited		16,961	322	—	(75)
KOMIPO Europe B.V.		84,899	123	890	(6,403)
Haenanum Energy Fund		7,415	3	493	445

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2023 and 2024 are as follows, continued:

2024
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Paju Ecoenergy Co., Ltd.	￦	61,836	2,635	16,306	697
Guam Ukudu Power LLC		940,137	960,812	112,782	(39,280)
K-SOLAR SHINAN Co., Ltd.		279,204	263,030	34,148	907
KPS Partners Co., Ltd.		4,264	2,298	14,053	487
KEPCO E&C Service Co., Ltd.		8,437	1,738	16,861	1,578
Moha solar Co., Ltd.		25,946	28,391	—	(273)
Ogiri Solar Power Co., Ltd.		1,077	21	77	55
KHNP USA LLC		2,170	400	1,196	186
KOMIPO Vanphong Power Service LLC		39,147	3,592	26,235	9,951
Energy Innovation Fund I		40,554	894	—	(899)
KHNP Chile SpA		6,081	4,818	—	(60)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,422	1,324	194	(4)
Yeong Yang Corporation Co., Ltd.		1,403	1,314	190	(12)
SolarVader Co., Ltd.		1,413	1,317	195	(12)
Yeong Yang Innovation Co., Ltd.		1,407	1,314	188	1
Yeong Yang Horus Photovoltaic Co., Ltd.		1,395	1,314	184	(3)
Yeong Yang Solar Management Co., Ltd.		1,415	1,318	198	(23)
LSG Hydro Power Limited		629	12	—	(187)
KOEN Bio Co., Ltd.		1,179	683	1,570	90
KOMIPO Iberian Solar Group, S.L.U.		76,858	69,709	—	(3,786)
Jeongam Wind Power Co., Ltd.		70,772	60,170	7,094	(2,113)
KOWEPO Europe B.V.		35	3,511	—	(181)
Yeongdeok Sunrise Wind Power Co., Ltd.		112,863	87,437	7,717	3,555
KA Power Limited		6,620	3,375	—	(207)
Western Power Changgi Solar Co., Ltd.		43,393	36,938	6,461	321
EWP Australia Pty., Ltd.		67,756	358	—	12,457
Columboola Solar Farm Hold Co Pty., Ltd. (*4)		342,603	222,480	8,349	20,622
Digital Innovation Growth Fund		11,989	172	—	1,745
J Wind First, LLC		54,456	54,456	2,992	—
KEPCO Holding Company		3,727	—	—	(35)
KEPCO for Maintenance Company		12,192	10,078	2,726	1,838
KOSPO Trumbull LLC		336,425	—	—	—
Changjuk Wind Power Co., Ltd.		25,434	2,815	5,983	686
Chile Solar JV SpA		96,796	81,288	9,862	(5,411)
KEPCO KPS South Africa Pty., Ltd.		10,784	4,688	19,713	266
KOWEPO Holding Limited		9,108	888	—	7,679
KOSPO Rutile, LLC		147	—	—	—
Sprott Chile Solar I SpA		8,682	27	—	1

(*1)	Financial information of EWP America Inc. includes that of 4 other subsidiaries, EWP Renewable Corporation, California Power Holdings LLC, EWP ESS Holdings, LLC, and Fairhaven ESS LLC.

(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.

(*3)
Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of 6 other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, UI Carbon-Neutrality Fund, and Magna Energy New Industrial Fund.

(*4)	Financial information of Columboola Solar Farm Hold Co Pty., Ltd. includes that of 3 other subsidiaries including Columboola Solar Farm Nominees Pty., Ltd.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ￦10 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the entity.

KOSPO Youngnam Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied. The Company’s shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Jeongam Wind Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Also, payments to the contracting party may be restricted depending on the financial management priority of the contract. The Company’s shares cannot be wholly or partially transferred without prior consent of other stakeholders including shareholders or financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ￦20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the entity.

Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for O&M and renewable energy certificate may be payable only when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained.

Korea Offshore Wind Power Co., Ltd.	Principals and interest on subordinated loans or dividends and settlement amounts for renewable energy certificate may be payable only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. The Company’s equity interest in the subsidiary may not be transferred either wholly or partially without prior written consent of financial institutions.

Jeju Hanlim Offshore Wind Co., Ltd.	Prior approval from the lender is required when withdrawing funds (major expenditure, REC settlement, dividend payment, etc.) according to the loan agreement.

Yeongdeok Sunrise Wind Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied.

Columboola Solar Farm Hold Co Pty., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied.

Guam Ukudu Power LLC	Dividends may be payable only when all conditions of the loan agreement are satisfied. Disposing or transferring assets either as a whole or as a part is restricted, and the Company’s equity interest in the subsidiary may not be transferred either wholly or partially without prior consent of other stakeholders including financial institutions.

Mira Power Limited	The Company’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders.

Chile Solar JV SpA	The Company’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries are as follows, continued:

Company	Nature and extent of any significant restrictions

K-SOLAR SHINAN Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied. The Company’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders until five years have elapsed after the commencement of the operation.

Western Power Changgi Solar Co., Ltd.	Principals and interest on subordinated loans or dividends to investors are only payable when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Also, the Company’s equity interest may not be transferred either wholly or partially without prior written consent of financial institutions.

Chitose Solar Power Plant LLC	Capital expenditure may be incurred only upon prior consent of financial institutions. The issuance of securities to third parties, including current investors, is restricted, and the amount of paid-in capital cannot either increase, be written off or decrease.

Mangilao Intermediate Holdings LLC	Changes or termination of the O&M contract, and delays in the EPC contract may not be made without the prior written consent of the majority of the lenders, and dividends can be implemented only after repayment of the loan is completed.

Fujeij Wind Power Company	Incurring additional borrowings not specified in the loan agreement, or changing the PPA schedule or the EPC contract without the lender’s prior written consent is restricted. Also, commercial operation before acquiring wind turbine is restricted without prior consent from the EPC contractor. In addition, capital acquisition and new share issuance other than dividends payment to investors are restricted.

Qatrana Electric Power Company	Dividends payment, repayment of capital investment, and settlement for O&M can only be made when all conditions of the loan agreement are satisfied and prior consent of financial institutions is obtained.

KST Electric Power Company, S.A.P.I. de C.V.	Disposal of assets exceeding $5 million per year is restricted, and the debt ratio is required to be maintained below 90%. Additionally, capital and cost expenditures that do not meet the conditions in the loan agreement are restricted.

(5)	As of December 31, 2024, the Company has following entitlements in relation to its subsidiaries as per its shareholder’s agreements:

Company	Unrecognized Commitments
Jeongam Wind Power Co., Ltd.	When the Company requests other shareholders to transfer shares after the completion of the power generation complex, the Company has a right to purchase the shares at fair value.

Changjuk Wind Power Co., Ltd.	When other shareholders want to sell their shares after the performance guarantee period of wind power generators stipulated in the equipment supply contract is completed, the Company has an obligation to purchase the shares at fair value after consulting with the parties on the timing and size of the acquisition, taking in to account financial conditions, business conditions, and other circumstances.

Columboola Solar Farm Hold Co Pty., Ltd.	The Company holds a call option to purchase the shares held by another shareholder at 80% of the stock’s valuation in the event of a breach of obligation specified in the shareholder agreement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-Company eliminations as of and for the years ended December 31, 2022, 2023 and 2024 are as follows:

2022
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	33.92%
Current assets	￦	230,031	861,705	372,031	1,147,973	2,611,740
Non-current assets		1,101	693,748	443,502	4,942,229	6,080,580
Current liabilities		(3,642)	(316,497)	(243,796)	(841,521)	(1,405,456)
Non-current liabilities		—	(28,205)	(28,323)	(2,944,145)	(3,000,673)
Net assets		227,490	1,210,751	543,414	2,304,536	4,286,191
Book value of non-controlling interests		111,470	593,268	184,326	565,796	1,454,860
Sales		23,263	1,425,913	505,291	1,709,390	3,663,857
Profit for the year		16,455	97,881	17,954	91,566	223,856
Profit for the year attributable to non-controlling interests		8,063	47,962	6,090	(24,370)	37,745
Cash flows from operating activities		68,475	81,419	4,918	231,653	386,465
Cash flows from investing activities		22,604	27,372	18,712	(747,507)	(678,819)
Cash flows from financing activities before dividends to non-controlling interests		(9,609)	(33,187)	(7,260)	582,580	532,524
Dividends to non-controlling interests		(8,834)	(26,438)	(3,071)	(4,001)	(42,344)
Effect of exchange rate fluctuation		8,807	(486)	5	(11,023)	(2,697)
Net increase of cash and cash equivalents		81,443	48,680	13,304	51,702	195,129

2023
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	48.76%
Current assets	￦	142,023	953,211	446,900	1,193,078	2,735,212
Non-current assets		688	632,169	407,804	4,639,760	5,680,421
Current liabilities		(252)	(313,249)	(249,899)	(1,009,791)	(1,573,191)
Non-current liabilities		(548)	(5,348)	(57,497)	(2,737,589)	(2,800,982)
Net assets		141,911	1,266,783	547,308	2,085,458	4,041,460
Book value of non-controlling interests		69,536	620,723	266,867	462,581	1,419,707
Sales		—	1,523,031	545,092	1,212,372	3,280,495
Profit for the year		3,718	161,849	32,654	63,145	261,366
Profit for the year attributable to non-controlling interests		1,822	79,306	15,922	9,355	106,405
Cash flows from operating activities		1,086	(35,492)	39,985	368,415	373,994
Cash flows from investing activities		84	26,915	(19,345)	(508,844)	(501,190)
Cash flows from financing activities before dividends to non-controlling interests		(93,348)	(36,433)	(6,687)	119,109	(17,359)
Dividends to non-controlling interests		(643)	(28,775)	(5,250)	(20,866)	(55,534)
Effect of exchange rate fluctuation		5,135	(454)	(35)	2,813	7,459
Net increase (decrease) of cash and cash equivalents		(87,686)	(74,239)	8,668	(39,373)	(192,630)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-Company eliminations as of and for the years ended December 31, 2022, 2023 and 2024 are as follows, continued:

2024
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	48.76%
Current assets	￦	58,291	1,033,936	568,226	1,284,969	2,945,422
Non-current assets		461	641,840	377,158	4,814,101	5,833,560
Current liabilities		(280)	(341,918)	(359,629)	(1,282,746)	(1,984,573)
Non-current liabilities		(335)	(13,561)	(8,281)	(2,578,521)	(2,600,698)
Net assets		58,137	1,320,297	577,474	2,237,803	4,193,711
Book value of non-controlling interests		28,487	646,946	281,576	490,588	1,447,597
Sales		—	1,534,269	553,363	1,032,246	3,119,878
Profit for the year		4,549	170,967	58,513	120,682	354,711
Profit for the year attributable to non-controlling interests		2,229	83,774	28,531	15,736	130,270
Cash flows from operating activities		5,034	538,151	46,528	345,168	934,881
Cash flows from investing activities		—	(379,243)	(31,761)	(195,587)	(606,591)
Cash flows from financing activities before dividends to non-controlling interests		(64,696)	(63,535)	(11,104)	(161,447)	(300,782)
Dividends to non-controlling interests		(36,759)	(47,584)	(9,552)	(43,321)	(137,216)
Effect of exchange rate fluctuation		12,321	1,362	447	28,762	42,892
Net increase (decrease) of cash and cash equivalents		(84,100)	49,151	(5,442)	(26,425)	(66,816)

(7)	Changes in goodwill

(i)	Details of goodwill as of December 31, 2023 and 2024 are as follows:

		2023	2024
		In millions of won
Acquisition cost	￦	101,738	101,761
Less: Accumulated impairment		(2,582)	(2,582)

Carrying book value	￦	99,156	99,179

(ii)	Changes in goodwill for the years ended December 31, 2023 and 2024 are as follows:

		2023
		Beginning	Increase	Decrease	Impairment	Others	Ending
		In millions of won
Acquisition cost	￦	100,093	1,859	—	—	(214)	101,738
Less: Accumulated impairment		—	—	—	(2,582)	—	(2,582)

Carrying book value	￦	100,093	1,859	—	(2,582)	(214)	99,156

		2024
		Beginning	Increase	Decrease	Impairment	Others	Ending
		In millions of won
Acquisition cost	￦	101,738	—	—	—	23	101,761
Less: Accumulated impairment		(2,582)	—	—	—	—	(2,582)

Carrying book value	￦	99,156	—	—	—	23	99,179

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

16.	Consolidated Subsidiaries, Continued

(8)	Disposals of subsidiaries
The Company has completed the liquidation process of PT. KOWEPO Sumsel Operation and Maintenance Services and KEPCO Lebanon SARL for the year ended December 31, 2024. In addition, the Company has completed the liquidation process of its subsidiaries KHNP Spain, S.L. and KEPCO US Inc. for the year ended December 31, 2023.

(9)	Cash dividends received from subsidiaries for the years ended December 31, 2022, 2023 and 2024, respectively, are as follows:

Subsidiaries		2022	2023	2024
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	136,010	1,560,120	—
Korea South-East Power Co., Ltd.		4,808	340,710	—
Korea Midland Power Co., Ltd.		24,694	291,558	—
Korea Western Power Co., Ltd.		—	344,756	—
Korea Southern Power Co., Ltd.		—	293,027	—
Korea East-West Power Co., Ltd.		4,866	300,436	—
KEPCO Engineering & Construction Company, Inc.		5,983	7,114	10,039
KEPCO Plant Service & Engineering Co., Ltd.		27,517	29,952	49,529
KEPCO Nuclear Fuel Co., Ltd.		11,184	15,178	20,976
KEPCO KDN Co., Ltd.		36,986	185,549	—
KEPCO ES Co., Ltd.		1,707	9,480	3,180
KEPCO Solar Co., Ltd.		1,409	16,023	5,021
KEPCO MCS Co., Ltd.		—	15,353	—
KEPCO International HongKong Ltd.		9,044	5,962	7,753
KEPCO Philippines Corporation		2,375	24,246	—
KEPCO Ilijan Corporation		9,195	1,298	41,234
KEPCO Philippines Holdings Inc.		34,913	1,386	44,557
KOSPO Australia Pty., Ltd.		31,386	—	—
KEPCO Netherlands B.V.		16,795	3,124	4,638
Qatrana Electric Power Company		2,751	6,511	1,056
KEPCO KPS Philippines Corp.		302	—	—
Tamra Offshore Wind Power Co., Ltd.		2,877	3,863	—
KEPCO Netherlands S3 B.V.		4,005	2,477	—
PT. KOMIPO Pembangkitan Jawa Bali		859	578	603
PT. EWP Indonesia		4,262	—	9,555
Gyeongju Wind Power Co., Ltd.		2,100	6,300	—
KOSPO Power Services Ltda .		305	1,201	—
KEPCO Netherlands J3 B.V.		46,510	13,144	8,820
PT. Cirebon Power Service		241	12,673	256
Chitose Solar Power Plant LLC		639	1,386	1,882
Fujeij Wind Power Company		15,102	6,047	8,563
KOSPO Jordan LLC		11,450	6,089	7,901
EWP America Inc.		3,887	—	1,039
KOWEPO Lao International		12,106	—	3,631
KEPCO Neimenggu International Ltd.		—	4,058	11,393
KST Electric Power Company, S.A.P.I. de C.V.		—	3,145	34,146
KOMIPO Global Pte Ltd.		—	31,066	—
KOSPO Australia Pty., Ltd.		—	12,558	—
Changjuk Wind Power Co., Ltd.		—	4,015	—
EWP Barbados 1 SRL		—	12,987	—
KEPCO Energy Service Company		—	629	310
Chile Solar JV SpA		—	1,127	—
Haenanum Energy Fund		—	—	443
KEPCO International Philippines Inc.		—	—	96,843
KOSEP Australia Pty., Ltd.		—	—	33,940

	￦	466,268	3,575,130	407,308

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2024 are as follows:

2023
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Associates>
Korea Gas Corporation	Importing and wholesaling LNG	Korea	20.47%	￦	94,500	1,970,643
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	Korea	29.00%		4,727	29,500
YTN Co., Ltd. (*1)	Broadcasting	Korea	21.43%		59,000	52,303
Gangwon Wind Power Co., Ltd. (*2)	Power generation	Korea	15.00%		5,725	12,001
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	118,173
Korea Power Exchange (*3)	Management of power market and others	Korea	100.00%		127,839	274,286
Taebaek Guinemi Wind Power Co., Ltd. (*28)	Power generation	Korea	67.25%		12,637	13,530
Daeryun Power Co., Ltd. (*2)	Power generation	Korea	6.85%		46,373	26,834
KNH Solar Co., Ltd.	Power generation	Korea	27.00%		1,296	3,194
SPC Power Corporation (*29)	Power generation	Philippines	38.00%		20,635	78,931
Gemeng International Energy Co., Ltd.	Power generation	China	42.00%		516,007	705,812
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	134,259
KNOC Nigerian East Oil Co., Ltd. (*4)	Resources development	Nigeria	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*4)	Resources development	Nigeria	14.63%		12	—
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	34,555
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	619,207
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	162,765
Pioneer Gas Power Limited	Power generation	India	38.50%		49,831	—
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	116,378
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	Indonesia	29.00%		2,978	5,168
Samcheok Eco Materials Co., Ltd. (*5)	Recycling fly ashes	Korea	25.54%		686	—
Noeul Green Energy Co., Ltd.	Power generation	Korea	29.00%		1,740	—
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	287,624
Gangneung Eco Power Co., Ltd. (*17)	Power generation	Korea	29.00%		261,000	254,929
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	145,026
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	Korea	28.00%		194	294
Dongducheon Dream Power Co., Ltd. (*6)	Power generation	Korea	33.61%		148,105	87,203
Jinbhuvish Power Generation Pvt. Ltd. (*2)	Power generation	India	5.16%		9,000	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	Korea	46.59%		5,190	1,483
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	259,085
Daegu Photovoltaic Co., Ltd.	Power generation	Korea	29.00%		1,230	2,804
Busan Green Energy Co., Ltd.	Power generation	Korea	29.00%		5,243	3,259
Hansuwon KNP Co., Ltd.	Electric material agency	Korea	28.98%		537	467
Korea Electric Power Corporation Fund (*7)	Developing electric enterprises	Korea	98.09%		20,847	23,421
Energy Infra Asset Management Co., Ltd. (*33)	Asset management	Korea	9.90%		297	1,213
Daegu clean Energy Co., Ltd.	Renewable power generation	Korea	28.00%		140	—
Yaksu ESS Co., Ltd.	Installing ESS related equipment	Korea	29.00%		210	285
Nepal Water & Energy Development Company Private Limited (*8,17)	Construction and operation of utility plant	Nepal	68.88%		110,332	110,573
Gwangyang Green Energy Co., Ltd.	Power generation	Korea	20.00%		26,800	24,638
PND Solar Co., Ltd.	Power generation	Korea	29.00%		1,250	1,510
Hyundai Eco Energy Co., Ltd. (*2)	Power generation	Korea	19.00%		3,610	7,947
YeongGwang Yaksu Wind Electric Co., Ltd. (*2)	Power generation	Korea	9.63%		533	133
Green Energy Electricity Generation Co., Ltd.	Power generation	Korea	29.00%		1,189	8
Korea Energy Solutions Co., Ltd.	R & D	Korea	20.00%		300	170
ITR Co., Ltd. (*32)	R & D	Korea	10.00%		50	—
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)	Technical testing and consulting	Korea	20.00%		25	391
Indeck Niles Development, LLC	Power generation	USA	50.00%		263,825	335,401
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	93
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	Korea	49.00%		6,482	6,496

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2024 are as follows, continued:

2023
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Associates>
Suwon New Power Co., Ltd.	Power generation	Korea	39.90%	￦	798	1,022
Gwangbaek Solar Power Investment Co., Ltd.	Power generation	Korea	44.00%		4,757	5,155
Go deok Clean Energy Co., Ltd.	Fuel cell generation	Korea	40.00%		5,560	4,723
SureDataLab Co., Ltd.	R & D	Korea	23.95%		126	114
SEP Co., Ltd.	R & D	Korea	21.26%		27	—
Hankook Electric Power Information Co., Ltd. (*13)	R & D	Korea	16.49%		38	214
Tronix Co., Ltd. (*13)	R & D	Korea	12.50%		75	220
O2&B Global Co., Ltd.	R & D	Korea	20.00%		25	21
Muan Sunshine Solar Power Plant Co., Ltd.	Power generation	Korea	20.00%		1,570	2,822
Bigeum Resident Photovoltaic Power Co., Ltd.	Power generation	Korea	29.90%		1	—
Goesan Solar Park Co., Ltd.	Power generation	Korea	29.00%		1,276	2,877
Saemangeum Heemang Photovoltaic Co., Ltd.	Power generation	Korea	35.00%		11,022	14,420
Bitgoel Eco Energy Co., Ltd.	Power generation	Korea	49.25%		7,880	12,394
Jeju Gimnyeong Wind Power Co., Ltd.	Power generation	Korea	30.00%		714	246
Seoroseoro Sunny Power Plant Co., Ltd.	Power generation	Korea	42.58%		706	941
Muan Solar park Co., Ltd.	Power generation	Korea	20.00%		4,400	6,830
YuDang Solar Co., Ltd.	Power generation	Korea	20.00%		360	570
Anjwa Smart Farm & Solar City Co., Ltd.	Power generation	Korea	20.00%		5,651	7,665
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)	Power generation	Korea	25.36%		3,910	7,779
G.GURU Co., Ltd.	R & D	Korea	24.65%		493	167
UD4M Co., Ltd. (*10)	R & D	Korea	12.50%		75	150
Dongbu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		190	380
Seobu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		195	406
Korea Energy Data Co., Ltd.	R & D	Korea	29.37%		60	36
Gangneung Sacheon Fuel Cell Co., Ltd.	Power generation	Korea	41.00%		5,695	7,870
KOSTURE Co., Ltd. (*2)	Coal recycling business	Korea	4.42%		7	8
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	Korea	34.00%		12,570	19,426
Chuncheon Green Energy Co., Ltd.	Power generation	Korea	45.00%		9,540	8,900
Yeomsubong Wind Power Co., Ltd. (*11)	Power generation	Korea	29.00%		1,411	871
Yeongyang Wind Power Corporation II	Power generation	Korea	30.00%		7,965	10,100
Haeparang Energy Co., Ltd.	Power generation	Korea	25.00%		2,241	2,104
Saemangeum Sebit Power Plant Co., Ltd. (*12)	Power generation	Korea	55.14%		21,037	37,191
Boulder Solar III, LLC	Power generation	USA	30.00%		715	754
PlatformN. Co., Ltd.	R & D	Korea	29.58%		105	—
PT. Cirebon Energi Prasarana (*9)	Power generation	Indonesia	10.00%		26,710	76,597
Green Radiation Co., Ltd. (*13)	R & D	Korea	10.00%		20	26
Future Convergence Technology Laboratory. Co., Ltd.	R & D	Korea	20.12%		76	36
Eco Motion Co., Ltd. (formerly, SC E&G. Co,. Ltd.)	R & D	Korea	20.00%		90	267
REC’s Innovation Co., Ltd. (*33)	R & D	Korea	16.67%		81	120
ACE	R & D	Korea	20.00%		25	2
Environment and Energy Co., Ltd. (*13)	R & D	Korea	10.54%		11	9
Santiago Solar Power SpA	Power generation	Chile	50.00%		13,851	11,769
Yanggu Floating Photovoltaic Power Plant Inc.	Power generation	Korea	29.00%		904	760
Power Embedded	R & D	Korea	23.33%		70	70
Changwon SG Energy Co., Ltd. (*13)	Power generation	Korea	18.78%		900	783
Donpyung Technology. Co., Ltd.	R & D	Korea	20.00%		125	254
HORANG ENERGY Inc.	Power generation	Korea	40.00%		4,240	4,149
Hoenggye Renewable Energy Co., Ltd	Power generation	Korea	36.12%		2,375	2,375
Haman Green Energy Co., Ltd.	Power generation	Korea	35.00%		4,771	2,981
Songsan Green Energy Co., Ltd. (*21)	Power generation	Korea	60.00%		8,400	8,323

				￦	3,509,099	6,176,889

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2024 are as follows, continued:

2023
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherlands	49.00%	￦	44,405	69,902
Shuweihat Asia Operation & Maintenance Company (*14)	Maintenance of utility plant	Cayman	55.00%		30	1,818
Waterbury Lake Uranium L.P. (*15)	Resources development	Canada	30.65%		26,602	22,612
ASM-BG Investicii AD	Power generation	Bulgaria	50.00%		9,846	14,739
RES Technology AD	Power generation	Bulgaria	50.00%		11,922	14,383
KV Holdings, Inc. (*29)	Power generation	Philippines	40.00%		2,103	5,186
KEPCO SPC Power Corporation (*14,29)	Construction and operation of utility plant	Philippines	75.20%		94,579	196,544
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	China	40.00%		16,621	6,315
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	186,739
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	43,207
Rabigh Electricity Company	Power generation	Saudi arabia	40.00%		109,743	235,051
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	Saudi arabia	40.00%		70	4,964
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	349,866
KW Nuclear Components Co., Ltd.	Manufacturing	Korea	45.00%		833	18,680
Busan Shinho Solar Power Co., Ltd.	Power generation	Korea	25.00%		2,100	6,669
Global Trade Of Power System Co., Ltd. (*16)	Exporting products and technology of small or medium business by proxy	Korea	29.00%		290	615
Expressway Solar-light Power Generation Co., Ltd.	Power generation	Korea	50.00%		1,856	5,187
Amman Asia Electric Power Company (*14)	Power generation	Jordan	60.00%		111,476	223,424
KAPES, Inc. (*14)	R & D	Korea	51.00%		5,629	—
Honam Wind Power Co., Ltd.	Power generation	Korea	29.00%		3,480	4,743
Korea Power Engineering Service Co., Ltd.	Construction and service	Korea	29.00%		290	5,708
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	35,083
Yeonggwangbaeksu Wind Power Co., Ltd. (*16)	Power generation	Korea	15.00%		3,000	3,443
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	417,989
Kelar S.A. (*14)	Power generation	Chile	65.00%		78,060	131,529
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	90,151
Incheon New Power Co., Ltd. (*18)	Power generation	Korea	29.00%		461	298
Seokmun Energy Co., Ltd.	Power generation	Korea	29.00%		15,370	16,591
Daehan Wind Power PSC	Power generation	Jordan	50.00%		7,493	16,426
Barakah One Company (*19)	Power generation	UAE	18.00%		118	—
Nawah Energy Company (*19)	Operation of utility plant	UAE	18.00%		296	330
MOMENTUM	International thermonuclear experimental reactor construction management	France	33.33%		1	209
Daegu Green Power Co., Ltd. (*20)	Power generation	Korea	29.00%		46,225	26,430
Yeonggwang Wind Power Co., Ltd.	Power generation	Korea	46.00%		17,475	23,380
Chester Solar IV SpA	Power generation	Chile	45.00%		1,700	484
Chester Solar V SpA	Power generation	Chile	45.00%		525	191
Diego de Almagro Solar SpA	Power generation	Chile	45.00%		2,091	954
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	43,109
Daesan Green Energy Co., Ltd.	Power generation	Korea	35.00%		17,850	22,191
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	84,092
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	54,081
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	58,154
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	6,937
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	2,441
Laurel SpA	Power generation	Chile	45.00%		1,222	613
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd (*16)	Power generation	Australia	12.37%		4,095	3,719
Cheong-Song Noraesan Wind Power Co., Ltd. (*15)	Power generation	Korea	29.01%		3,200	3,756
Chester Solar I SpA	Power generation	Chile	45.00%		1,181	1,238
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	58,130

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2024 are as follows, continued:

2023
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Joint ventures>
Saemangeum Solar Power Co., Ltd. (*21)	Power generation	Korea	81.01%	￦	26,400	23,419
Chungsongmeon BongSan wind power Co., Ltd. (*16)	Power generation	Korea	29.00%		2,900	2,665
Jaeun Resident Wind Power Plant Co., Ltd. (*16)	Power generation	Korea	29.00%		2,494	2,214
DE Energia SpA	Power generation	Chile	49.00%		8,364	9,703
Dangjin Eco Power Co., Ltd.	Power generation	Korea	34.00%		25,661	26,753
Haemodum Solar Co., Ltd.	Power generation	Korea	49.00%		2,940	3,122
Yangyang Wind Power Co., Ltd.	Power generation	Korea	50.00%		12,000	10,435
HORUS SOLAR, S.A. DE C.V. (*22)	Renewable power generation	Mexico	14.95%		5,068	11,181
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V. (*22)	Renewable power generation	Mexico	14.95%		3,678	10,935
SUNMEX RENOVABLES, S.A. DE C.V. (*22)	Renewable power generation	Mexico	14.95%		1,678	3,541
Stavro Holding II A.B.	Holding company	Sweden	20.00%		18,566	18,263
Solaseado Solar Power Co., Ltd.	Power generation	Korea	39.00%		7,020	17,953
Yeongam Solar Power Co., Ltd. (*16)	Power generation	Korea	19.00%		6,460	9,637
Samsu Wind Power Co., Ltd. (*16)	Power generation	Korea	19.00%		2,637	3,022
Pulau Indah Power Plant Sdn. Bhd.	Power generation	Malaysia	25.00%		24,339	25,603
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Holding company	Korea	29.53%		19,897	21,897
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream (*14)	Holding company	Korea	90.00%		14,916	15,487
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	156,994
Cheongna Energy Co., Ltd. (*21)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	25,549
Naepo Green Energy Co., Ltd.	Power generation	Korea	29.20%		29,200	5,285
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.) (*23)	Power generation	Korea	30.66%		71,070	—
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		195,130	289,966
KAS INVESTMENT I LLC (*15)	Holding company	USA	29.89%		23,437	15,784
KAS INVESTMENT II LLC (*15)	Holding company	USA	29.89%		23,343	15,709
Energyco Co., Ltd.	Power generation	Korea	29.00%		1,659	2,140
CAES, LLC	Holding company	USA	36.00%		19,414	20,380
Hapcheon Floating Photovoltaic Power Plant Inc. (*16)	Power generation	Korea	49.00%		7,512	10,348
Busan Industrial Solar Power Co., Ltd.	Power generation	Korea	28.02%		510	1,058
Bitsolar Energy Co., Ltd.	Power generation	Korea	27.10%		352	352
Pulau Indah O&M Sdn. Bhd. (*24)	Power generation	Malaysia	60.00%		—	—
Guadalupe Solar SpA (*24)	Power generation	Chile	60.00%		1,397	1,200
Omisan Wind Power Co., Ltd.	Power generation	Korea	42.00%		10,752	10,229
Foresight Iberian Solar Group Holding, S.L. (*24)	Power generation	Spain	75.00%		10,564	8,119
Yeongwol Eco Wind Co., Ltd.	Power generation	Korea	29.00%		3,089	4,024
Gurae Resident Power Co., Ltd.	Power generation	Korea	29.00%		386	569
Cheongju Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,858	9,072
Enel X Midland Photovoltaic, LLC	Power generation	Korea	20.00%		2,211	2,542
Geumsungsan Wind Power Co., Ltd.	Power generation	Korea	29.00%		6,531	5,515
KEPCO KPS CARABAO Corp. (*18)	Utility plant maintenance	Philippines	40.00%		93	—
Prime Swedish Holding AB	Holding company	Sweden	45.00%		36,227	38,789
Goheung New Energy Co., Ltd.	Power generation	Korea	46.15%		12,959	15,736
Gunsan Land Solar Co., Ltd. (*24,30)	Power generation	Korea	75.29%		19,091	22,429
CapMan Lynx SCA, SICAR	Holding company	Luxembourg	50.00%		9,601	—
International Offshore Power Transmission Holding Company Limited	Undersea transmission network operation	UAE	35.00%		—	1,423
Pyeongchang Wind Power Co., Ltd. (*27)	Power generation	Korea	58.00%		9,329	12,228
Eumseong Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,741	8,386
Changwon Nu-ri Energy Co., Ltd. (*16)	Fuel cell generation	Korea	61.00%		8,095	8,027
PungBack Wind Farm Corporation (*26)	Power generation	Korea	32.89%		7,885	7,940

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2024 are as follows, continued:

2023
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Joint ventures>
Trumbull Asset Management, LLC (*27)	Holding company	USA	78.00%	￦	1	936
S-Power Chile SpA	Power generation	Chile	50.00%		127	64
Seungmun Green Energy	Power generation	Korea	33.00%		8,973	9,757
Seobusambo highway photovoltaics Co., Ltd. (*25)	Power generation	Korea	80.00%		3,020	3,580
Yangyang Suri Wind Power Co., Ltd.(*15)	Power generation	Korea	29.00%		10,498	9,608
KEPCO for Power Company (*34)	Power generation	Saudi arabia	60.00%		3,083	435
Taebaek Wind Power Co., Ltd. (*35)	Power generation	Korea	60.00%		11,494	13,932
Jeonju Bio Green Energy Co., Ltd.(*24)	Power generation	Korea	65.00%		3,250	3,195
Kumyang Eco Park Co., Ltd.	Power generation	Korea	29.00%		3,663	3,663
Jeongeup Green Power Co., Ltd. (*36)	Power generation	Korea	18.71%		1,560	1,560
Hadong E-factory Co., Ltd.(*15)	Power generation	Korea	29.99%		350	349
Namyangju Combined Heat and Power Co., Ltd. (*37)	Generating and distributing vapor and hot/cold water	Korea	55.00%		3,850	3,850
Wadi Noor Solar Power Company SAOC	Power generation	Oman	50.00%		847	846
Fairhaven Energy Storage LLC (*31)	Power generation	USA	35.00%		—	—

					2,431,604	3,485,699

				￦	5,940,703	9,662,588

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2024 are as follows, continued:

(*11)	The effective percentage of ownership increased due to the disproportionate paid-in capital increase.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2024 are as follows, continued:

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

2024
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Associates>
Korea Gas Corporation (*9)	Importing and wholesaling LNG	Korea	20.47%	￦	94,500	2,289,304
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	Korea	29.00%		4,727	30,177
Gangwon Wind Power Co., Ltd. (*1)	Power generation	Korea	15.00%		5,725	11,693
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	87,393
Korea Power Exchange (*2)	Management of power market and others	Korea	100.00%		127,839	273,962
Taebaek Guinemi Wind Power Co., Ltd. (*26)	Power generation	Korea	67.25%		12,637	13,559
Daeryun Power Co., Ltd. (*1)	Power generation	Korea	6.85%		46,373	31,093
KNH Solar Co., Ltd.	Power generation	Korea	27.00%		1,296	2,165
SPC Power Corporation (*27)	Power generation	Philippines	38.00%		20,635	107,574
Gemeng International Energy Co., Ltd.	Power generation	China	42.00%		516,007	728,338
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	157,530
KNOC Nigerian East Oil Co., Ltd. (*3)	Resources development	Nigeria	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*3)	Resources development	Nigeria	14.63%		12	—
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	39,268
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	717,376
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	180,372
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	73,065
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	Indonesia	29.00%		2,978	5,735
Noeul Green Energy Co., Ltd.	Power generation	Korea	29.00%		1,740	—
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	284,542
Gangneung Eco Power Co., Ltd.	Power generation	Korea	29.00%		261,000	241,814
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	139,059
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	Korea	28.00%		194	360
Dongducheon Dream Power Co., Ltd. (*4)	Power generation	Korea	33.61%		148,105	91,351

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2024 are as follows, continued:

2024
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Associates>
Jinbhuvish Power Generation Pvt. Ltd. (*1)	Power generation	India	5.16%	￦	9,000	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	Korea	46.59%		5,190	1,490
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	279,432
Daegu Photovoltaic Co., Ltd.	Power generation	Korea	29.00%		1,230	2,535
Busan Green Energy Co., Ltd.	Power generation	Korea	29.00%		5,243	2,334
Hansuwon KNP Co., Ltd.	Electric material agency	Korea	28.98%		537	674
Korea Electric Power Corporation Fund (*5)	Developing electric enterprises	Korea	98.09%		11,210	13,353
Energy Infra Asset Management Co., Ltd. (*31)	Asset management	Korea	9.90%		297	1,268
YaksuESS Co., Ltd.	Installing ESS related equipment	Korea	29.00%		210	162
Nepal Water & Energy Development Company Private Limited (*6)	Construction and operation of utility plant	Nepal	68.88%		110,332	170,955
Gwangyang Green Energy Co., Ltd.	Power generation	Korea	20.00%		26,800	24,217
PND solar Co., Ltd.	Power generation	Korea	29.00%		1,250	1,735
Hyundai Eco Energy Co., Ltd. (*1)	Power generation	Korea	19.00%		3,610	8,493
YeongGwang Yaksu Wind Electric Co., Ltd. (*1)	Power generation	Korea	9.63%		533	41
Green Energy Electricity Generation Co., Ltd.	Power generation	Korea	29.00%		1,189	—
Korea Energy Solutions Co., Ltd.	R & D	Korea	20.00%		300	197
ITR Co., Ltd. (*30)	R & D	Korea	8.70%		50	—
STN Co., Ltd.	Technical testing and consulting	Korea	20.00%		25	407
Indeck Niles Development, LLC	Power generation	USA	50.00%		249,274	370,970
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	60
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	Korea	49.00%		6,108	6,119
Suwon New Power Co., Ltd.	Power generation	Korea	39.90%		798	914
Gwangbaek Solar Power Investment Co., Ltd.	Power generation	Korea	44.00%		4,757	5,155
Go deok Clean Energy Co., Ltd.	Fuel cell generation	Korea	40.00%		5,560	5,301
SureDataLab Co., Ltd.	R & D	Korea	23.95%		126	48
SEP Co., Ltd.	R & D	Korea	21.26%		27	—
Hankook Electric Power Information Co., Ltd. (*11)	R & D	Korea	16.16%		38	212
Tronix Co., Ltd. (*11)	R & D	Korea	12.50%		75	146
O2&B Global Co., Ltd.	R & D	Korea	20.00%		25	—
Muan Sunshine Solar Power Plant Co., Ltd.	Power generation	Korea	20.00%		1,570	2,772
Bigeum Resident Photovoltaic Power Co., Ltd. (*29)	Power generation	Korea	27.31%		11,214	7,908
Goesan Solar Park Co., Ltd.	Power generation	Korea	29.00%		1,276	3,133
Saemangeum Heemang Photovoltaic Co., Ltd.	Power generation	Korea	35.00%		11,022	16,137
Bitgoel Eco Energy Co., Ltd.	Power generation	Korea	49.25%		7,880	13,701
Jeju Gimnyeong Wind Power Co., Ltd.	Power generation	Korea	30.00%		714	250
Seoroseoro Sunny Power Plant Co., Ltd.	Power generation	Korea	42.58%		706	1,030
Muan Solar park Co., Ltd.	Power generation	Korea	20.00%		4,400	6,267
YuDang Solar Co., Ltd.	Power generation	Korea	20.00%		360	617
Anjwa Smart Farm & Solar City Co., Ltd.	Power generation	Korea	20.00%		5,651	8,298
KPE Green Energy Co., Ltd.	Power generation	Korea	25.36%		3,910	8,230
G.GURU Co., Ltd.	R & D	Korea	24.65%		493	34
UD4M Co., Ltd. (*8)	R & D	Korea	12.50%		75	121
Dongbu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		190	512
Seobu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		195	579
Korea Energy Data Co., Ltd.	R & D	Korea	29.37%		60	23
Gangneung Sacheon Fuel Cell Co., Ltd.	Power generation	Korea	41.00%		5,695	9,306
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	Korea	34.00%		12,570	22,909
Chuncheon Green Energy Co., Ltd.	Power generation	Korea	45.00%		9,540	17,672
Yeomsubong Wind Power Co., Ltd.	Power generation	Korea	29.00%		1,411	603
Yeongyang Wind Power Corporation II	Power generation	Korea	30.00%		7,965	11,301
Haeparang Energy Co., Ltd.	Power generation	Korea	25.00%		2,241	1,950
Saemangeum Sebit Power Plant Co., Ltd. (*10)	Power generation	Korea	55.14%		21,037	37,110
PlatformN. Co., Ltd.	R & D	Korea	29.58%		105	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2024 are as follows, continued:

2024
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Associates>
PT. Cirebon Energi Prasarana (*7)	Power generation	Indonesia	10.00%	￦	26,710	96,846
Green Radiation Co., Ltd. (*11)	R & D	Korea	9.00%		20	—
Future Convergence Technology Laboratory. Co., Ltd.	R & D	Korea	20.12%		76	22
Eco Motion Co., Ltd.	R & D	Korea	20.00%		90	229
REC’s Innovation Co., Ltd. (*31)	R & D	Korea	11.04%		81	155
ACE	R & D	Korea	20.00%		25	5
Environment and Energy Co., Ltd. (*11)	R & D	Korea	10.54%		11	3
Santiago Solar Power SpA	Power generation	Chile	50.00%		13,851	6,961
Yanggu Floating Photovoltaic Power Plant Inc.	Power generation	Korea	29.00%		904	846
Power Embedded	R & D	Korea	23.33%		70	68
Changwon SG Energy Co., Ltd. (*11)	Power generation	Korea	18.78%		900	682
Donpyung Technology. Co., Ltd.	R & D	Korea	20.00%		125	281
HORANG ENERGY Inc.	Power generation	Korea	40.00%		4,240	3,808
Hoenggye Renewable Energy Co., Ltd	Power generation	Korea	36.12%		2,375	2,375
Haman Green Energy Co., Ltd.	Power generation	Korea	35.00%		4,771	2,810
Songsan Green Energy Co., Ltd. (*6)	Power generation	Korea	60.00%		8,400	7,908
SkyPic Inc.	R & D	Korea	20.00%		26	26
HyChangwon Fuel Cell. Co., Ltd.	Power generation	Korea	40.00%		9,396	9,278
Dreams Co.,Ltd. (*11)	R & D	Korea	11.00%		11	11
DEEPAI Co.,Ltd. (*11, 36)	R & D	Korea	1.20%		11	11
Amaala Sustainable Company for Energy LLC (*7)	Power generation	Saudi Arabia	10.00%		18	18

				￦	3,394,833	6,704,754

<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherlands	49.00%	￦	44,405	86,450
Shuweihat Asia Operation & Maintenance Company (*12)	Maintenance of utility plant	Cayman	55.00%		30	2,138
Waterbury Lake Uranium L.P. (*13)	Resources development	Canada	29.68%		20,753	23,756
ASM-BG Investicii AD	Power generation	Bulgaria	50.00%		9,846	16,936
RES Technology AD	Power generation	Bulgaria	50.00%		11,922	15,069
KV Holdings, Inc. (*27)	Power generation	Philippines	40.00%		2,103	6,921
KEPCO SPC Power Corporation (*12,27)	Construction and operation of utility plant	Philippines	60.00%		94,579	159,139
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	China	40.00%		16,621	7,919
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	204,516
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	48,325
Rabigh Electricity Company(*13)	Power generation	Saudi arabia	40.00%		109,743	269,893
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	Saudi arabia	40.00%		70	8,311
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	412,616
KW Nuclear Components Co., Ltd.	Manufacturing	Korea	45.00%		833	18,758
Busan Shinho Solar Power Co., Ltd.	Power generation	Korea	25.00%		2,100	6,993
Global Trade Of Power System Co., Ltd. (*14)	Exporting products and technology of small or medium business by proxy	Korea	29.00%		290	696
Expressway Solar-light Power Generation Co., Ltd.	Power generation	Korea	50.00%		1,856	5,771
Amman Asia Electric Power Company (*12)	Power generation	Jordan	60.00%		111,476	268,864
KAPES, Inc. (*12)	R & D	Korea	51.00%		5,629	—
Honam Wind Power Co., Ltd.	Power generation	Korea	29.00%		3,480	4,833
Korea Power Engineering Service Co., Ltd.	Construction and service	Korea	29.00%		290	6,054
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	36,599
Yeonggwangbaeksu Wind Power Co., Ltd. (*14)	Power generation	Korea	15.00%		3,000	3,729
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	563,079
Kelar S.A. (*12)	Power generation	Chile	65.00%		78,060	152,367
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	100,580
Incheon New Power Co., Ltd. (*16)	Power generation	Korea	29.00%		461	302

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2024 are as follows, continued:

2024
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Joint ventures>
Seokmun Energy Co., Ltd.	Power generation	Korea	29.00%	￦	15,370	15,456
Daehan Wind Power PSC	Power generation	Jordan	50.00%		7,493	21,327
Barakah One Company (*17)	Power generation	UAE	18.00%		118	—
Nawah Energy Company (*17)	Operation of utility plant	UAE	18.00%		296	392
MOMENTUM	International thermonuclear experimental reactor construction management	France	33.33%		1	195
Daegu Green Power Co., Ltd. (*18)	Power generation	Korea	29.00%		46,225	30,513
Yeonggwang Wind Power Co., Ltd.	Power generation	Korea	46.00%		17,475	26,146
Chester Solar IV SpA (*15)	Power generation	Chile	90.00%		2,776	1,452
Chester Solar V SpA (*15)	Power generation	Chile	90.00%		634	262
Diego de Almagro Solar SpA (*15)	Power generation	Chile	90.00%		2,902	1,700
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	48,760
Daesan Green Energy Co., Ltd.	Power generation	Korea	35.00%		17,850	25,331
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	89,780
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	55,622
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	59,806
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	8,119
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	2,857
Laurel SpA (*15)	Power generation	Chile	90.00%		2,156	1,432
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd (*14)	Power generation	Australia	12.37%		4,095	1,149
Cheong-Song Noraesan Wind Power Co., Ltd. (*13)	Power generation	Korea	29.01%		3,200	4,317
Chester Solar I SpA (*15)	Power generation	Chile	90.00%		1,316	1,649
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	63,695
Saemangeum Solar Power Co., Ltd. (*19)	Power generation	Korea	81.01%		26,400	23,277
Chungsongmeon BongSan wind power Co., Ltd. (*14)	Power generation	Korea	29.00%		2,900	2,590
Jaeun Resident Wind Power Plant Co., Ltd. (*14)	Power generation	Korea	29.00%		2,494	2,045
DE Energia SpA	Power generation	Chile	49.00%		8,364	11,062
Dangjin Eco Power Co., Ltd.	Power generation	Korea	34.00%		25,661	26,867
Haemodum Solar Co., Ltd.	Power generation	Korea	49.00%		2,940	3,230
Yangyang Wind Power Co., Ltd.	Power generation	Korea	50.00%		12,000	11,640
HORUS SOLAR, S.A. DE C.V. (*20)	Renewable power generation	Mexico	14.95%		5,068	1,488
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V. (*20)	Renewable power generation	Mexico	14.95%		3,678	4,452
SUNMEX RENOVABLES, S.A. DE C.V. (*20)	Renewable power generation	Mexico	14.95%		1,678	1,687
Stavro Holding II A.B.	Holding company	Sweden	20.00%		18,566	16,459
Solaseado Solar Power Co., Ltd.	Power generation	Korea	39.00%		7,020	22,793
Yeongam Solar Power Co., Ltd. (*14)	Power generation	Korea	19.00%		6,460	11,828
Samsu Wind Power Co., Ltd. (*14)	Power generation	Korea	19.00%		2,637	2,851
Pulau Indah Power Plant Sdn. Bhd.	Power generation	Malaysia	25.00%		39,052	50,721
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Holding company	Korea	29.53%		20,857	15,433
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream (*12)	Holding company	Korea	90.00%		14,848	15,496
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	207,565
Cheongna Energy Co., Ltd. (*19)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	46,158
Naepo Green Energy Co., Ltd.	Power generation	Korea	29.20%		29,200	48,031
Boim Combined Heat and Power Generation Co., Ltd. (*21)	Power generation	Korea	30.66%		71,070	—
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		258,011	465,349
KAS INVESTMENT I LLC (*13)	Holding company	USA	29.89%		23,437	6,078
KAS INVESTMENT II LLC (*13)	Holding company	USA	29.89%		23,343	6,040
Energyco Co., Ltd.	Power generation	Korea	29.00%		1,659	2,322
CAES, LLC	Holding company	USA	36.00%		19,414	20,659
Hapcheon Floating Photovoltaic Power Plant Inc. (*14)	Power generation	Korea	49.00%		7,512	11,334

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2024 are as follows, continued:

2024
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Joint ventures>
Busan Industrial Solar Power Co., Ltd.	Power generation	Korea	28.02%	￦	510	1,160
Bitsolar Energy Co., Ltd.	Power generation	Korea	27.10%		352	—
Pulau Indah O&M Sdn. Bhd. (*14)	Power generation	Malaysia	40.00%		—	—
Guadalupe Solar SpA (*22)	Power generation	Chile	60.00%		1,397	781
Omisan Wind Power Co., Ltd.	Power generation	Korea	42.00%		10,752	10,859
Foresight Iberian Solar Group Holding, S.L. (*22)	Power generation	Spain	75.00%		10,564	—
Yeongwol Eco Wind Co., Ltd.	Power generation	Korea	29.00%		3,089	890
Gurae Resident Power Co., Ltd.	Power generation	Korea	29.00%		386	333
Cheongju Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,858	10,636
Enel X Midland Photovoltaic, LLC	Power generation	Korea	20.00%		2,211	2,715
Geumsungsan Wind Power Co., Ltd.	Power generation	Korea	29.00%		6,531	7,840
KEPCO KPS CARABAO Corp. (*16)	Utility plant maintenance	Philippines	40.00%		93	—
Prime Swedish Holding AB	Holding company	Sweden	45.00%		35,410	37,559
Goheung New Energy Co., Ltd.	Power generation	Korea	46.15%		12,959	15,768
Gunsan Land Solar Co., Ltd. (*22,28)	Power generation	Korea	75.29%		19,091	23,163
CapMan Lynx SCA, SICAR	Holding company	Luxembourg	50.00%		9,601	—
International Offshore Power Transmission Holding Company Limited	Undersea transmission network operation	UAE	35.00%		—	11,038
Pyeongchang Wind Power Co., Ltd. (*25)	Power generation	Korea	58.00%		9,329	12,147
Eumseong Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,741	11,613
Changwon Nu-ri Energy Co., Ltd. (*14)	Fuel cell generation	Korea	61.00%		8,095	7,658
PungBack Wind Farm Corporation (*24)	Power generation	Korea	32.89%		7,885	7,760
Trumbull Asset Management, LLC (*25)	Holding company	USA	78.00%		1	1,297
S-Power Chile SpA	Power generation	Chile	50.00%		127	159
Seungmun Green Energy	Power generation	Korea	33.00%		8,973	12,745
Seobusambo highway photovoltaics Co., Ltd. (*23)	Power generation	Korea	80.00%		3,020	3,309
Yangyang Suri Wind Power Co., Ltd.(*13)	Power generation	Korea	29.00%		10,498	8,643
KEPCO for Power Company (*32)	Power generation	Saudi arabia	60.00%		3,083	17,906
Taebaek Wind Power Co., Ltd. (*33)	Power generation	Korea	60.00%		11,494	14,759
Jeonju Bio Green Energy Co., Ltd.(*22)	Power generation	Korea	65.00%		3,250	2,566
Kumyang Eco Park Co., Ltd.	Power generation	Korea	29.00%		3,663	3,841
Jeongeup Green Power Co., Ltd. (*34)	Power generation	Korea	44.86%		9,600	8,846
Hadong E-factory Co., Ltd.(*13)	Power generation	Korea	29.99%		350	344
Namyangju Combined Heat and Power Co., Ltd. (*35)	Generating and distributing vapor and hot/cold water	Korea	70.10%		53,977	51,768
Samcheok Eco Materials Co., Ltd. (*37)	Recycling fly ashes	Korea	25.54%		686	—
Wadi Noor Solar Power Company SAOC	Power generation	Oman	50.00%		847	1,392
Fairhaven Energy Storage LLC	Power generation	USA	35.00%		1,505	—
Rutile BESS Holdings, LLC	Holding company	USA	50.00%		106	1
Trumbull Development Partners, LLC (*14)	Holding company	USA	56.23%		304,836	355,379
Imha Floating Photovoltaic Power Plant Inc.(*13)	Power generation	Korea	49.00%		7,174	6,351
EDFR KOWEPO AJBAN PV HOLDING LIMITED	Holding company	UAE	50.00%		1	85
Roof One Energy Co., Ltd.	Holding company	Korea	48.00%		2,000	2,000

					2,880,964	4,581,340

				￦	6,275,797	11,286,094

(*1)
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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2024 are as follows, continued:

(*3)
The effective percentage of ownership is less than 20%. However, the Company can exercise significant influence by virtue of its contractual right to appoint one out of four members of the steering committee of the entity. Moreover, the Company has significant financial transactions, which can affect its significant influence on the entity.

(*4)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.

(*5)
The effective percentage of ownership is more than 50% but the Company does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*6)
The effective percentage of ownership is more than 50% but the Company does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as an associate.

(*7)
The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Company exercises significant influence over the decisions related to finance and operation.

(*8)
The effective percentage of ownership is 14.29% due to the acquisition of treasury stocks. The effective percentage of ownership is less than 20%. However, the Company exercises significant influence over the decisions related to finance and operation by virtue of right to nominate directors to the board of directors of the entity.

(*9)	The effective percentage of ownership is 21.66%, considering hybrid bonds.

(*10)
The effective percentage of ownership is more than 50% but the Company does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(*11)	The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Company exercises significant influence over the entity.

(*12)
The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Company can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

(*13)	The effective percentage of ownership is less than 50%. However, the entity is classified as a joint venture, because all consent was required to make decisions on related activities.

(*14)	According to the shareholders’ agreement, the parties have joint control over all decisions related to finance and operation. Accordingly, the entity is classified as joint ventures.

(*15)
Although the Company holds majority ownership in the entity due to the acquisition of additional shares during the year ended December 31, 2024, the entity is classified as a joint venture since the entity’s material financial and operational decisions require unanimous agreement of members in the board of directors due to the shareholders’ agreement.

(*16)
The joint arrangement which the Company has joint control is structured through a separate company. The parties have joint control over the joint arrangement are classified as joint ventures, judging that they have rights to the net assets of the arrangement.

(*17)	The effective percentage of ownership is less than 50%. However, decisions in relevant activities must be agreed by ownership parties. Accordingly, the entity is classified as joint ventures.

(*18)	Although the nominal percentage of ownership is 29%, the effective percentage of ownership is 54.24%, considering the interest of financial investors as a liability component.

(*19)	The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

(*20)
The effective percentage of ownership is less than 50%. However, according to the shareholders’ agreement, decisions related principal operation must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

(*21)
According to the Boim Combined Heat and Power Generation Co., Ltd. Investment Agreement signed in March 2011, the Company has a commitment to guarantee principal and certain returns on shares of REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.). held by NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation. Since NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation have put option regarding their share of the entity, the Company was deemed to have acquired an additional 15.6% stake. As a result, the effective percentage of ownership is 46.3% in the current and prior period. In accordance with shareholders’ agreement signed during the current period, the Company has joint control with other investors in making important financial and operation decisions, so it has been reclassified from an associate to a joint venture.

(*22)	The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all ownership parties. Accordingly, the entity is classified as a joint venture.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2023 and 2024 are as follows, continued:

(*23)	Although the effective percentage of ownership is more than 50%, decisions in relevant activities must be agreed by all members of the board of directors.

(*24)	The effective percentage of ownership is 37%, considering potential common stock.

(*25)
The effective percentage of ownership is more than 50%. However, decisions in relevant activities must be agreed by all members of the board of directors. Accordingly, the entity is classified as a joint venture.

(*26)
The effective percentage of ownership is more than 50%. However, by the shareholders’ agreement, the Company does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision committee. Accordingly, the entity is classified as an associate.

(*27)
The Company is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation, and KV Holdings, Inc. and the timing of and proceeds from such sales transaction is not specified as of December 31, 2023.

(*28)
The nominal percentage of ownership is 75.29% and the effective percentage of ownership is 56.91%, as the Company has an obligation to provide excessive dividend income to Gunsan City when a certain rate of return defined in the shareholders’ agreement is met.

(*29)	During the year ended December 31, 2024, the long-term loan to Bigeum Resident Photovoltaic Power Co., Ltd. was converted into equity.

(*30)
Although the Company’s effective percentage of ownership is less than 20%, the entity has been classified as an associate as the Company has significant influence on the entity considering the fact that ordinary resolutions passed at the shareholders’ meeting require the majority decision and the Company has the right to elect the entity’s directors.

(*31)
Although the Company’s effective percentage of ownership is less than 20%, the Company can exercise significant influence on the entity through its contractual right to appoint one director to the entity’s board of directors.

(*32)
Although the Company’s effective percentage of ownership is more than
50
%, the entity is classified as a joint venture since the entity’s material financial and operational decisions require unanimous agreement of members in the board of directors due to the shareholders’ agreement.

(*33)
Although the Company’s effective percentage of ownership is more than
50
%, the entity is classified as a joint venture considering the minimum number of the entity’s board of directors’ members required to agree for making decision on material financial and operational policies due to the joint shareholders’ agreement.

(*34)
Although the Company’s effective percentage of ownership is less than 50%, the entity is reclassified as a joint venture considering the Company can exercise significant influence on the entity due to the Company’s contractual right to appoint a director to the entity’s board of directors and the minimum number of agreement required from the members in the board of directors in order to make decisions on the entity’s material financial and operational policies in accordance with the joint shareholders’ agreement.

(*35)
Although the Company’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture since the entity’s material financial and operational decisions require unanimous agreement of members in the board of directors.

(*36)	The effective ownership interest is 1.32%, considering convertible redeemable preferred shares.

(*37)
Although the Company’s effective percentage of ownership is less than 50%, the entity was reclassified as a joint venture considering the minimum number of agreement required from the members in the board of directors in order to make decisions on the entity’s material financial and operational policies in accordance with the revised joint shareholders’ agreement for the year ended December 31, 2024.

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of December 31, 2023 and 2024 are as follows:

Investees		2023	2024
		In millions of won
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	￦	69,298	88,489
Korea Gas Corporation		466,830	655,830
YTN Co., Ltd.(*)		54,180	—
SPC Power Corporation		92,219	130,063
PT. Bayan Resources TBK		11,090,934	12,298,501

(*)	The Company sold all of its shares in YTN Co., Ltd. for the year ended December 31, 2024.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2023 and 2024 are as follows:

2023
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Korea Gas Corporation	￦	2,085,296	—	—	—	(155,819)	47,220	(6,054)	1,970,643
Korea Electric Power Industrial Development Co., Ltd.		31,078	—	—	(2,156)	1,790	—	(1,212)	29,500
YTN Co., Ltd.		55,027	—	—	(540)	(1,147)	(14)	(1,023)	52,303
Gangwon Wind Power Co., Ltd.		12,158	—	—	(2,272)	2,115	—	—	12,001
Hyundai Green Power Co., Ltd.		119,791	—	—	(3,555)	2,159	—	(222)	118,173
Korea Power Exchange		275,126	—	—	—	4,575	—	(5,415)	274,286
Taebaek Wind Power Co., Ltd.		14,501	—	—	—	—	—	(14,501)	—
Taebaek Guinemi Wind Power Co., Ltd.		13,049	—	—	—	481	—	—	13,530
Daeryun Power Co., Ltd.		26,727	—	—	—	143	(12)	(24)	26,834
KNH Solar Co., Ltd.		2,883	—	—	—	311	—	—	3,194
SPC Power Corporation		70,868	—	—	(2,669)	9,667	1,065	—	78,931
Gemeng International Energy Co., Ltd.		578,821	102,854	—	(12,527)	41,280	565	(5,181)	705,812
PT. Cirebon Electric Power		135,114	—	—	(10,770)	7,519	—	2,396	134,259
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(7)	(213)	220	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	(7)	(196)	203	—
PT Wampu Electric Power		37,743	—	—	(3,850)	(268)	224	706	34,555
PT. Bayan Resources TBK		684,719	—	—	(344,360)	252,406	26,500	(58)	619,207
S-Power Co., Ltd.		141,128	—	—	—	21,637	—	—	162,765
Pioneer Gas Power Limited		—	—	—	—	—	—	—	—
Eurasia Energy Holdings		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		115,584	—	—	—	(848)	1,642	—	116,378
PT. Mutiara Jawa		3,597	—	—	(459)	1,936	94	—	5,168
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Goseong Green Power Co., Ltd.		288,893	—	—	—	(1,240)	—	(29)	287,624
Gangneung Eco Power Co., Ltd.		—	258,100	—	—	(3,171)	—	—	254,929
Shin Pyeongtaek Power Co., Ltd.		133,823	—	—	(70,040)	81,258	—	(15)	145,026
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		278	—	—	—	16	—	—	294
Dongducheon Dream Power Co., Ltd.		89,300	—	—	—	(2,568)	—	471	87,203
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		1,555	—	—	—	(72)	—	—	1,483
GS Donghae Electric Power Co., Ltd.		260,145	—	—	(21,846)	21,240	—	(454)	259,085
Daegu Photovoltaic Co., Ltd.		2,849	—	—	(408)	363	—	—	2,804
Busan Green Energy Co., Ltd.		4,395	—	—	—	(1,137)	—	1	3,259
Gunsan Bio Energy Co., Ltd.		—	—	—	—	—	—	—	—
Hansuwon KNP Co., Ltd.		280	—	—	—	187	—	—	467
Korea Electric Power Corporation Fund		28,842	—	(2,266)	—	(2,865)	(290)	—	23,421
Energy Infra Asset Management Co., Ltd.		1,184	—	—	(89)	118	—	—	1,213
Daegu clean Energy Co., Ltd.		12	—	—	—	—	—	(12)	—
Yaksu ESS Co., Ltd.		486	—	—	—	(201)	—	—	285
Nepal Water & Energy Development Company Private Limited		69,940	40,103	—	—	(325)	855	—	110,573
Gwangyang Green Energy Co., Ltd.		25,044	—	—	—	(406)	—	—	24,638
PND Solar Co., Ltd.		1,403	—	—	—	107	—	—	1,510
Hyundai Eco Energy Co., Ltd.		7,631	—	—	(874)	1,198	(8)	—	7,947
YeongGwang Yaksu Wind Electric Co., Ltd.		156	—	—	—	(23)	—	—	133
Green Energy Electricity Generation Co., Ltd.		1,571	—	—	—	(1,563)	—	—	8
Korea Energy Solutions Co., Ltd.		93	—	—	—	77	—	—	170
ITR Co., Ltd.		—	—	—	—	(33)	—	33	—
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)		366	—	—	—	25	—	—	391
Namjeongsusang Solar Power Operation Co., Ltd.		373	—	(217)	—	(156)	—	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2023 and 2024 are as follows, continued:

2023
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Indeck Niles Development, LLC	￦	302,038	—	—	—	32,067	(3,623)	4,919	335,401
Indeck Niles Asset Management, LLC		94	—	—	(337)	334	—	2	93
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		6,932	—	(428)	(373)	366	(1)	—	6,496
Suwon New Power Co., Ltd.		919	—	—	—	103	—	—	1,022
Gwangbaek Solar Power Investment Co., Ltd.		5,133	—	—	(644)	666	—	—	5,155
Go deok Clean Energy Co., Ltd.		4,420	—	—	—	303	—	—	4,723
SureDataLab Co., Ltd.		177	—	—	—	(63)	—	—	114
SEP Co., Ltd.		—	—	—	—	—	—	—	—
Hankook Electric Power Information Co., Ltd.		220	—	—	—	(6)	—	—	214
Tronix Co., Ltd.		66	—	—	—	154	—	—	220
O2&B Global Co., Ltd.		36	—	—	—	(15)	—	—	21
Muan Sunshine Solar Power Plant Co., Ltd.		2,562	—	—	(340)	600	—	—	2,822
Bigeum Resident Photovoltaic Power Co., Ltd.		—	—	—	—	(414)	414	—	—
Goesan Solar Park Co., Ltd.		2,591	—	—	—	286	—	—	2,877
Saemangeum Heemang Photovoltaic Co., Ltd.		13,010	—	—	—	1,410	—	—	14,420
Bitgoel Eco Energy Co., Ltd.		8,951	—	—	—	3,443	—	—	12,394
Jeju Gimnyeong Wind Power Co., Ltd.		872	—	—	—	(626)	—	—	246
Seoroseoro Sunny Power Plant Co., Ltd.		859	—	—	—	82	—	—	941
Muan Solar park Co., Ltd.		7,838	—	—	(2,680)	1,672	—	—	6,830
YuDang Solar Co., Ltd.		586	—	—	(100)	84	—	—	570
Anjwa Smart Farm & Solar City Co., Ltd.		8,662	—	—	(1,400)	403	—	—	7,665
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)		4,485	—	—	—	3,294	—	—	7,779
G.GURU Co., Ltd.		300	—	—	—	(133)	—	—	167
UD4M Co., Ltd.		161	—	—	—	(11)	—	—	150
Dongbu Highway Solar Co., Ltd.		352	—	—	—	28	—	—	380
Seobu Highway Solar Co., Ltd.		316	—	—	—	90	—	—	406
Korea Energy Data Co., Ltd.		62	—	—	—	(26)	—	—	36
Gangneung Sacheon Fuel Cell Co., Ltd.		4,277	—	—	—	3,593	—	—	7,870
KOSTURE Co., Ltd.		1	6	—	—	1	—	—	8
Taebaek Gadeoksan Wind Power Co., Ltd.		20,040	—	—	(3,723)	3,109	—	—	19,426
Chuncheon Green Energy Co., Ltd.		9,155	—	—	—	(204)	(51)	—	8,900
Yeomsubong Wind Power Co., Ltd.		62	1,316	—	—	(507)	—	—	871
Yeongyang Wind Power Corporation II		7,461	—	—	—	2,639	—	—	10,100
Haeparang Energy Co., Ltd.		2,188	—	—	—	(84)	—	—	2,104
Saemangeum Sebit Power Plant Co., Ltd.		23,199	7,249	—	—	(709)	—	7,452	37,191
Boulder Solar III, LLC		744	—	—	—	—	—	10	754
PlatformN. Co., Ltd.		84	—	—	—	(84)	—	—	—
PT. Cirebon Energi Prasarana		69,035	—	—	—	7,328	(891)	1,125	76,597
Green Radiation Co., Ltd.		11	—	—	—	15	—	—	26
Future Convergence Technology Laboratory. Co., Ltd.		50	—	—	—	(14)	—	—	36
Eco Motion Co., Ltd. (formerly, SC E&G. Co,. Ltd.)		214	—	—	—	53	—	—	267
REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.)		166	—	—	—	(72)	—	26	120
ACE		20	—	—	—	(18)	—	—	2
Environment and Energy Co., Ltd.		10	—	—	—	(1)	—	—	9
Santiago Solar Power SpA		13,373	—	—	—	(1,522)	(82)	—	11,769
Yanggu Floating Photovoltaic Power Plant Inc.		903	—	—	—	(143)	—	—	760
Power Embedded		—	70	—	—	—	—	—	70
Changwon SG Energy Co., Ltd.		—	900	—	—	(117)	—	—	783

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2023 and 2024 are as follows, continued:

2023
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Donpyung Technology. Co., Ltd.	￦	—	125	—	—	154	—	(25)	254
HORANG ENERGY Inc.		—	4,240	—	—	(91)	—	—	4,149
Hoenggye Renewable Energy Co., Ltd		—	2,375	—	—	—	—	—	2,375
Haman Green Energy Co., Ltd.		—	4,771	—	—	(1,790)	—	—	2,981
Songsan Green Energy Co., Ltd.		—	—	—	—	—	—	8,323	8,323

	￦	5,844,464	422,109	(2,911)	(486,012)	334,379	73,198	(8,338)	6,176,889

<Joint ventures>
KEPCO-Uhde Inc.	￦	17	—	—	—	(10)	—	(7)	—
Shuweihat Asia Power Investment B.V.		66,452	—	—	(512)	(440)	4,402	—	69,902
Shuweihat Asia Operation & Maintenance Company		1,631	—	—	(1,077)	1,237	27	—	1,818
Waterbury Lake Uranium L.P.		21,750	—	—	—	70	792	—	22,612
ASM-BG Investicii AD		14,555	—	—	(697)	680	201	—	14,739
RES Technology AD		15,133	—	—	(697)	(513)	460	—	14,383
KV Holdings, Inc.		9,659	—	—	—	280	161	(4,914)	5,186
KEPCO SPC Power Corporation		179,594	—	—	—	13,224	3,726	—	196,544
Gansu Datang Yumen Wind Power Co., Ltd.		6,024	—	—	—	316	(25)	—	6,315
Datang Chifeng Renewable Power Co., Ltd.		191,982	—	—	(14,293)	9,012	38	—	186,739
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		44,398	—	—	(1,771)	639	(59)	—	43,207
Rabigh Electricity Company		214,607	—	—	(6,263)	28,456	(1,749)	—	235,051
Rabigh Operation & Maintenance Company Limited		5,113	—	—	(2,994)	2,759	86	—	4,964
Jamaica Public Service Company Limited		331,407	—	—	(15,715)	32,862	7,959	(6,647)	349,866
KW Nuclear Components Co., Ltd.		17,090	—	—	(833)	2,423	—	—	18,680
Busan Shinho Solar Power Co., Ltd.		6,719	—	—	(1,169)	1,119	—	—	6,669
Global Trade Of Power System Co., Ltd.		698	—	—	—	(83)	—	—	615
Expressway Solar-light Power Generation Co., Ltd.		4,754	—	—	—	433	—	—	5,187
Amman Asia Electric Power Company		220,254	—	—	(15,636)	17,833	973	—	223,424
KAPES, Inc.		—	—	—	(1,162)	1,162	—	—	—
Honam Wind Power Co., Ltd.		4,819	—	—	(522)	446	—	—	4,743
Korea Power Engineering Service Co., Ltd.		5,543	—	—	(44)	349	—	(140)	5,708
Chun-cheon Energy Co., Ltd.		32,044	—	—	—	3,039	—	—	35,083
Yeonggwangbaeksu Wind Power Co., Ltd.		3,151	—	—	—	292	—	—	3,443
Nghi Son 2 Power LLC		408,839	—	—	—	14,742	(5,592)	—	417,989
Kelar S.A.		117,137	—	—	—	11,655	848	1,889	131,529
PT. Tanjung Power Indonesia		92,907	—	—	(12,641)	9,679	338	(132)	90,151
Incheon New Power Co., Ltd.		198	—	—	(69)	147	—	22	298
Seokmun Energy Co., Ltd.		17,336	—	—	—	(745)	—	—	16,591
Daehan Wind Power PSC		13,923	—	—	—	2,437	66	—	16,426
Barakah One Company		—	—	—	—	—	—	—	—
Nawah Energy Company		315	—	—	—	10	5	—	330
MOMENTUM		345	—	—	(365)	208	21	—	209
Daegu Green Power Co., Ltd.		29,360	—	—	—	(2,856)	—	(74)	26,430
Yeonggwang Wind Power Co., Ltd.		20,713	—	—	(2,688)	5,355	—	—	23,380
Chester Solar IV SpA		181	—	—	—	324	(21)	—	484
Chester Solar V SpA		156	—	—	—	35	(3)	3	191
Diego de Almagro Solar SpA		540	—	—	—	447	(37)	4	954
South Jamaica Power Company Limited		46,437	—	—	(7,667)	3,709	630	—	43,109
Daesan Green Energy Co., Ltd.		19,218	—	—	—	2,977	—	(4)	22,191
RE Holiday Holdings LLC		85,370	—	—	(1,549)	(1,425)	1,696	—	84,092
RE Pioneer Holdings LLC		55,172	—	—	(1,162)	(2,089)	2,160	—	54,081
RE Barren Ridge 1 Holdings LLC		3,350	—	—	(3,087)	(1,733)	59,624	—	58,154

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2023 and 2024 are as follows, continued:

2023
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Joint ventures>
RE Astoria 2 LandCo LLC	￦	6,599	—	—	(354)	575	117	—	6,937
RE Barren Ridge LandCo LLC		2,333	—	—	(161)	228	41	—	2,441
Laurel SpA		554	—	—	—	64	(14)	9	613
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		3,651	—	—	—	(23)	91	—	3,719
Chile Solar JV SpA		9,819	—	—	—	3,569	1,276	(14,664)	—
Cheong-Song Noraesan Wind Power Co., Ltd.		4,263	—	—	(865)	358	—	—	3,756
Chester Solar I SpA		1,314	—	—	—	(71)	(29)	24	1,238
Solar Philippines Calatagan Corporation		56,902	—	—	(6,025)	6,025	1,228	—	58,130
Saemangeum Solar Power Co., Ltd.		23,551	—	—	—	(132)	—	—	23,419
Chungsongmeon BongSan wind power Co., Ltd.		3,470	—	—	—	(805)	—	—	2,665
Jaeun Resident Wind Power Plant Co., Ltd.		2,236	—	—	—	(22)	—	—	2,214
DE Energia SpA		9,536	—	—	—	—	167	—	9,703
Dangjin Eco Power Co., Ltd.		26,859	—	—	—	212	(318)	—	26,753
Haemodum Solar Co., Ltd.		3,367	—	—	(392)	147	—	—	3,122
Yangyang Wind Power Co., Ltd.		10,864	—	—	—	(429)	—	—	10,435
HORUS SOLAR, S.A. DE C.V.		6,976	—	—	—	3,594	611	—	11,181
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		4,899	—	—	—	4,088	1,948	—	10,935
SUNMEX RENOVABLES, S.A. DE C.V.		1,657	—	—	—	1,482	402	—	3,541
Stavro Holding II A.B.		17,171	—	—	—	(17)	149	960	18,263
Solaseado Solar Power Co., Ltd.		16,233	—	—	—	1,720	—	—	17,953
Yeongam Solar Power Co., Ltd.		9,879	—	—	(592)	350	—	—	9,637
Samsu Wind Power Co., Ltd.		3,205	—	—	(514)	331	—	—	3,022
Pulau Indah Power Plant Sdn. Bhd.		26,814	—	—	(27)	671	(2,360)	505	25,603
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		21,723	928	(1,092)	(1,568)	1,906	—	—	21,897
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		15,587	—	(96)	—	(4)	—	—	15,487
PT Barito Wahana Tenaga		137,047	—	—	—	20,546	(599)	—	156,994
Cheongna Energy Co., Ltd.		10,758	—	—	—	14,791	—	—	25,549
Naepo Green Energy Co., Ltd.		—	—	—	—	5,285	—	—	5,285
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)		—	—	—	—	—	—	—	—
OneEnergy Asia Limited		172,218	79,182	—	—	39,091	(525)	—	289,966
KAS INVESTMENT I LLC		18,247	—	—	—	(2,223)	(240)	—	15,784
KAS INVESTMENT II LLC		18,173	—	—	—	(2,225)	(239)	—	15,709
Energyco Co., Ltd.		2,190	—	—	—	(50)	—	—	2,140
CAES, LLC		20,805	—	—	—	(860)	114	321	20,380
Hapcheon Floating Photovoltaic Power Plant Inc.		8,471	—	—	—	1,877	—	—	10,348
Busan Industrial Solar Power Co., Ltd.		1,168	—	—	—	(110)	—	—	1,058
Bitsolar Energy Co., Ltd.		352	—	—	—	—	—	—	352
Pulau Indah O&M Sdn. Bhd.		—	—	—	—	—	—	—	—
Guadalupe Solar SpA		913	—	—	—	322	(35)	—	1,200
Omisan Wind Power Co., Ltd.		10,411	—	—	—	(182)	—	—	10,229
Foresight Iberian Solar Group Holding, S.L.		10,565	—	—	—	(2,034)	—	(412)	8,119
Yeongwol Eco Wind Co., Ltd.		3,155	—	—	—	869	—	—	4,024
Gurae Resident Power Co., Ltd.		391	—	—	—	178	—	—	569
Cheongju Eco Park Co., Ltd.		10,490	—	—	—	(1,418)	—	—	9,072
Enel X Midland Photovoltaic, LLC		1,856	516	—	—	170	—	—	2,542
Geumsungsan Wind Power Co., Ltd.		3,493	—	—	—	2,022	—	—	5,515
KEPCO KPS CARABAO Corp.		177	—	—	—	(184)	7	—	—
Prime Swedish Holding AB		36,245	820	—	—	(236)	—	1,960	38,789

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2023 and 2024 are as follows, continued:

2023
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Joint ventures>
Goheung New Energy Co., Ltd.	￦	11,832	—	—	—	3,904	—	—	15,736
Gunsan Land Solar Co., Ltd.		27,544	—	—	—	(5,115)	—	—	22,429
CapMan Lynx SCA, SICAR		—	—	—	—	—	—	—	—
International Offshore Power Transmission Holding Company Limited		—	—	—	—	338	1,085	—	1,423
Pyeongchang Wind Power Co., Ltd.		14,464	—	—	(870)	(1,366)	—	—	12,228
Eumseong Eco Park Co., Ltd.		5,557	—	—	—	2,829	—	—	8,386
Songsan Green Energy Co., Ltd.		1,387	7,000	—	—	(25)	(39)	(8,323)	—
Changwon Nu-ri Energy Co., Ltd.		497	7,595	—	—	(27)	(38)	—	8,027
Hasami Wind Farm Corporation		1,589	—	(1,586)	—	(3)	—	—	—
PungBack Wind Farm Corporation		6,743	—	—	—	1,197	—	—	7,940
Trumbull Asset Management, LLC		246	1	—	—	693	—	(4)	936
S-Power Chile SpA		127	—	—	—	(70)	4	3	64
Seungmun Green Energy		9,054	—	—	—	703	—	—	9,757
Seobusambo highway photovoltaics Co., Ltd.		3,066	—	—	—	514	—	—	3,580
Yangyang Suri Wind Power Co., Ltd.		—	10,498	—	—	(890)	—	—	9,608
Kepco for Power Company		—	3,083	—	—	(2,109)	25	(564)	435
Taebaek Wind Power Co., Ltd.		—	—	—	(2,820)	2,251	—	14,501	13,932
Jeonju Bio Green Energy Co., Ltd.		—	3,250	—	—	(55)	—	—	3,195
Kumyang Eco Park Co., Ltd.		—	3,663	—	—	—	—	—	3,663
Jeongeup Green Power Co., Ltd.		—	1,560	—	—	—	—	—	1,560
Hadong E-factory Co., Ltd.		—	350	—	—	—	(1)	—	349
Namyangju Combined Heat and Power Co., Ltd.		—	3,850	—	—	—	—	—	3,850
Wadi Noor Solar Power Company SAOC		—	847	—	—	—	(1)	—	846
Fairhaven Energy Storage LLC		—	—	—	—	—	—	—	—

		3,147,584	123,143	(2,774)	(106,801)	260,677	79,554	(15,684)	3,485,699

	￦	8,992,048	545,252	(5,685)	(592,813)	595,056	152,752	(24,022)	9,662,588

2024
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Korea Gas Corporation	￦	1,970,643	—	—	—	248,385	36,628	33,648	2,289,304
Korea Electric Power Industrial Development Co., Ltd.		29,500	—	—	(2,801)	3,124	—	354	30,177
YTN Co., Ltd.		52,303	—	(52,303)	—	—	—	—	—
Gangwon Wind Power Co., Ltd.		12,001	—	—	(1,420)	1,112	—	—	11,693
Hyundai Green Power Co., Ltd.		118,173	—	—	(3,555)	2,712	—	(29,937)	87,393
Korea Power Exchange		274,286	—	—	—	2,768	(59)	(3,033)	273,962
Taebaek Guinemi Wind Power Co., Ltd.		13,530	—	—	—	29	—	—	13,559
Daeryun Power Co., Ltd.		26,834	—	—	—	4,301	—	(42)	31,093
KNH Solar Co., Ltd.		3,194	—	—	(1,620)	591	—	—	2,165
SPC Power Corporation		78,931	—	—	(13,529)	13,412	28,760	—	107,574
Gemeng International Energy Co., Ltd.		705,812	—	—	(22,908)	(33,472)	78,870	36	728,338
PT. Cirebon Electric Power		134,259	—	—	—	4,144	—	19,127	157,530
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(12,334)	1,621	10,713	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	1,519	1,475	(2,994)	—
PT Wampu Electric Power		34,555	—	—	(3,765)	3,495	152	4,831	39,268

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2023 and 2024 are as follows, continued:

2024
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>

PT. Bayan Resources TBK	￦	619,207	—	—	(168,698)	187,634	79,332	(99)	717,376
S-Power Co., Ltd.		162,765	—	—	—	17,607	—	—	180,372
Pioneer Gas Power Limited		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		116,378	—	—	—	(20,217)	11,861	(34,957)	73,065
PT. Mutiara Jawa		5,168	—	—	—	103	464	—	5,735
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Goseong Green Power Co., Ltd.		287,624	—	—	—	(3,026)	—	(56)	284,542
Gangneung Eco Power Co., Ltd.		254,929	—	—	—	(13,115)	—	—	241,814
Shin Pyeongtaek Power Co., Ltd.		145,026	—	—	(30,080)	24,145	—	(32)	139,059
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		294	—	—	—	66	—	—	360
Dongducheon Dream Power Co., Ltd.		87,203	—	—	—	4,141	—	7	91,351
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		1,483	—	—	—	7	—	—	1,490
GS Donghae Electric Power Co., Ltd.		259,085	—	—	—	20,323	—	24	279,432
Daegu Photovoltaic Co., Ltd.		2,804	—	—	(344)	75	—	—	2,535
Busan Green Energy Co., Ltd.		3,259	—	—	—	(910)	—	(15)	2,334
Hansuwon KNP Co., Ltd.		467	—	—	—	207	—	—	674
Korea Electric Power Corporation Fund		23,421	—	(9,637)	—	479	(910)	—	13,353
Energy Infra Asset Management Co., Ltd.		1,213	—	—	(89)	144	—	—	1,268
Daegu clean Energy Co., Ltd.		—	—	—	—	—	—	—	—
YaksuESS Co., Ltd.		285	—	—	—	(123)	—	—	162
Nepal Water & Energy Development Company Private Limited		110,573	—	—	—	7,392	52,990	—	170,955
Gwangyang Green Energy Co., Ltd.		24,638	—	—	—	(421)	—	—	24,217
PND solar Co., Ltd.		1,510	—	—	—	225	—	—	1,735
Hyundai Eco Energy Co., Ltd.		7,947	—	—	(477)	1,024	—	(1)	8,493
YeongGwang Yaksu Wind Electric Co., Ltd.		133	—	—	—	(92)	—	—	41
Green Energy Electricity Generation Co., Ltd.		8	—	—	—	(8)	—	—	—
Korea Energy Solutions Co., Ltd.		170	—	—	—	27	—	—	197
ITR Co., Ltd.		—	—	—	—	(12)	—	12	—
STN Co., Ltd.		391	—	—	—	16	—	—	407
Indeck Niles Development, LLC		335,401	—	(14,551)	(10,591)	12,909	47,802	—	370,970
Indeck Niles Asset Management, LLC		93	—	—	(416)	373	10	—	60
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		6,496	—	(374)	(360)	358	(1)	—	6,119
Suwon New Power Co., Ltd.		1,022	—	—	—	(108)	—	—	914
Gwangbaek Solar Power Investment Co., Ltd.		5,155	—	—	(523)	523	—	—	5,155
Go deok Clean Energy Co., Ltd.		4,723	—	—	—	578	—	—	5,301
SureDataLab Co., Ltd.		114	—	—	—	(66)	—	—	48
SEP Co., Ltd.		—	—	—	—	—	—	—	—
Hankook Electric Power Information Co., Ltd.		214	—	—	—	(2)	—	—	212
Tronix Co., Ltd.		220	—	—	—	(74)	—	—	146
O2&B Global Co., Ltd.		21	—	—	—	(21)	—	—	—
Muan Sunshine Solar Power Plant Co., Ltd.		2,822	—	—	(560)	510	—	—	2,772
Bigeum Resident Photovoltaic Power Co., Ltd.		—	9,525	—	—	(1,560)	(57)	—	7,908
Goesan Solar Park Co., Ltd.		2,877	—	—	—	256	—	—	3,133
Saemangeum Heemang Photovoltaic Co., Ltd.		14,420	—	—	—	1,717	—	—	16,137
Bitgoel Eco Energy Co., Ltd.		12,394	—	—	(1,905)	3,212	13	(13)	13,701
Jeju Gimnyeong Wind Power Co., Ltd.		246	—	—	—	4	—	—	250
Seoroseoro Sunny Power Plant Co., Ltd.		941	—	—	—	89	—	—	1,030
Muan Solar park Co., Ltd.		6,830	—	—	(1,400)	837	—	—	6,267
YuDang Solar Co., Ltd.		570	—	—	(60)	110	—	(3)	617

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2023 and 2024 are as follows, continued:

2024
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Anjwa Smart Farm & Solar City Co., Ltd.	￦	7,665	—	—	—	633	—	—	8,298
KPE Green Energy Co., Ltd.		7,779	—	—	—	451	—	—	8,230
G.GURU Co., Ltd.		167	—	—	—	(133)	—	—	34
UD4M Co., Ltd.		150	—	—	—	(29)	—	—	121
Dongbu Highway Solar Co., Ltd.		380	—	—	—	132	—	—	512
Seobu Highway Solar Co., Ltd.		406	—	—	—	173	—	—	579
Korea Energy Data Co., Ltd.		36	—	—	—	(13)	—	—	23
Gangneung Sacheon Fuel Cell Co., Ltd.		7,870	—	—	—	1,436	—	—	9,306
KOSTURE Co., Ltd.		8	—	(7)	—	(1)	—	—	—
Taebaek Gadeoksan Wind Power Co., Ltd.		19,426	—	—	(1,767)	5,250	—	—	22,909
Chuncheon Green Energy Co., Ltd.		8,900	—	—	—	8,772	—	—	17,672
Yeomsubong Wind Power Co., Ltd.		871	—	—	—	(268)	—	—	603
Yeongyang Wind Power Corporation II		10,100	—	—	—	1,201	—	—	11,301
Haeparang Energy Co., Ltd.		2,104	—	—	—	(154)	—	—	1,950
Saemangeum Sebit Power Plant Co., Ltd.		37,191	—	—	—	(81)	—	—	37,110
Boulder Solar III, LLC		754	—	(754)	—	—	—	—	—
PlatformN. Co., Ltd.		—	—	—	—	—	—	—	—
PT. Cirebon Energi Prasarana		76,597	—	—	—	6,051	2,782	11,416	96,846
Green Radiation Co., Ltd.		26	—	—	—	(26)	—	—	—
Future Convergence Technology Laboratory. Co., Ltd.		36	—	—	—	(14)	—	—	22
Eco Motion Co., Ltd.		267	—	—	—	(38)	—	—	229
REC’s Innovation Co., Ltd.		120	—	—	—	59	—	(24)	155
ACE		2	—	—	—	3	—	—	5
Environment and Energy Co., Ltd.		9	—	—	—	(4)	(2)	—	3
Santiago Solar Power SpA		11,769	—	—	—	(4,877)	69	—	6,961
Yanggu Floating Photovoltaic Power Plant Inc.		760	—	—	—	86	—	—	846
Power Embedded		70	—	—	—	(2)	—	—	68
Changwon SG Energy Co., Ltd.		783	—	—	—	(101)	—	—	682
Donpyung Technology. Co., Ltd.		254	—	—	—	27	—	—	281
HORANG ENERGY Inc.		4,149	—	—	—	(341)	—	—	3,808
Hoenggye Renewable Energy Co., Ltd		2,375	—	—	—	—	—	—	2,375
Haman Green Energy Co., Ltd.		2,981	—	—	—	(145)	(26)	—	2,810
Songsan Green Energy Co., Ltd.		8,323	—	—	—	(415)	—	—	7,908
SkyPic Inc.		—	26	—	—	—	—	—	26
HyChangwon Fuel Cell. Co., Ltd.		—	9,396	—	—	(118)	—	—	9,278
Dreams Co.,Ltd.		—	11	—	—	—	—	—	11
DEEPAI Co.,Ltd.		—	11	—	—	—	—	—	11
Amaala Sustainable Company for Energy LLC		—	18	—	—	—	—	—	18

	￦	6,176,889	18,987	(77,626)	(266,868)	502,636	341,774	8,962	6,704,754

<Joint ventures>
Shuweihat Asia Power Investment B.V.	￦	69,902	—	—	—	1,709	14,839	—	86,450
Shuweihat Asia Operation & Maintenance Company		1,818	—	—	(1,200)	1,262	258	—	2,138
Waterbury Lake Uranium L.P.		22,612	—	—	—	74	1,070	—	23,756
ASM-BG Investicii AD		14,739	—	—	—	1,413	784	—	16,936
RES Technology AD		14,383	—	—	—	(145)	831	—	15,069
KV Holdings, Inc.		5,186	—	—	(989)	720	574	1,430	6,921
KEPCO SPC Power Corporation		196,544	—	—	(28,591)	16,714	(25,528)	—	159,139
Gansu Datang Yumen Wind Power Co., Ltd.		6,315	—	—	—	812	792	—	7,919
Datang Chifeng Renewable Power Co., Ltd.		186,739	—	—	(10,624)	7,772	20,629	—	204,516

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2023 and 2024 are as follows, continued:

2024
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Joint ventures>
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	￦	43,207	—	—	(591)	813	4,896	—	48,325
Rabigh Electricity Company		235,051	—	—	(7,270)	17,147	24,965	—	269,893
Rabigh Operation & Maintenance Company Limited		4,964	—	—	—	2,461	886	—	8,311
Jamaica Public Service Company Limited		349,866	—	—	(15,215)	28,849	49,463	(347)	412,616
KW Nuclear Components Co., Ltd.		18,680	—	—	(833)	911	—	—	18,758
Busan Shinho Solar Power Co., Ltd.		6,669	—	—	(667)	991	—	—	6,993
Global Trade Of Power System Co., Ltd.		615	—	—	—	81	—	—	696
Expressway Solar-light Power Generation Co., Ltd.		5,187	—	—	—	584	—	—	5,771
Amman Asia Electric Power Company		223,424	—	—	(8,171)	20,485	33,126	—	268,864
KAPES, Inc.		—	—	—	(1,095)	1,095	—	—	—
Honam Wind Power Co., Ltd.		4,743	—	—	(435)	525	—	—	4,833
Korea Power Engineering Service Co., Ltd.		5,708	—	—	—	419	—	(73)	6,054
Chun-cheon Energy Co., Ltd.		35,083	—	—	—	1,516	—	—	36,599
Yeonggwangbaeksu Wind Power Co., Ltd.		3,443	—	—	—	286	—	—	3,729
Nghi Son 2 Power LLC		417,989	—	—	—	45,889	99,201	—	563,079
Kelar S.A.		131,529	—	—	—	4,739	(2,498)	18,597	152,367
PT. Tanjung Power Indonesia		90,151	—	—	(8,349)	6,138	14,122	(1,482)	100,580
Incheon New Power Co., Ltd.		298	—	—	—	4	—	—	302
Seokmun Energy Co., Ltd.		16,591	—	—	—	(1,135)	—	—	15,456
Daehan Wind Power PSC		16,426	—	—	—	1,779	3,122	—	21,327
Barakah One Company		—	—	—	—	—	—	—	—
Nawah Energy Company		330	—	—	—	14	48	—	392
MOMENTUM		209	—	—	(225)	196	15	—	195
Daegu Green Power Co., Ltd.		26,430	—	—	—	4,103	—	(20)	30,513
Yeonggwang Wind Power Co., Ltd.		23,380	—	—	—	2,766	—	—	26,146
Chester Solar IV SpA		484	1,076	—	—	(216)	108	—	1,452
Chester Solar V SpA		191	108	—	—	(66)	29	—	262
Diego de Almagro Solar SpA		954	810	—	—	(160)	96	—	1,700
South Jamaica Power Company Limited		43,109	—	—	(2,895)	2,704	5,842	—	48,760
Daesan Green Energy Co., Ltd.		22,191	—	—	—	3,144	—	(4)	25,331
RE Holiday Holdings LLC		84,092	—	—	—	(3,139)	8,827	—	89,780
RE Pioneer Holdings LLC		54,081	—	—	—	(2,910)	4,451	—	55,622
RE Barren Ridge 1 Holdings LLC		58,154	—	—	(1,966)	(1,546)	5,164	—	59,806
RE Astoria 2 LandCo LLC		6,937	—	—	(404)	594	992	—	8,119
RE Barren Ridge LandCo LLC		2,441	—	—	(170)	237	349	—	2,857
Laurel SpA		613	934	—	—	(228)	113	—	1,432
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		3,719	—	—	—	9	435	(3,014)	1,149
Cheong-Song Noraesan Wind Power Co., Ltd.		3,756	—	—	—	560	—	1	4,317
Chester Solar I SpA		1,238	134	—	—	184	93	—	1,649
Solar Philippines Calatagan Corporation		58,130	—	—	(6,107)	6,523	5,149	—	63,695
Saemangeum Solar Power Co., Ltd.		23,419	—	—	—	(142)	—	—	23,277
Chungsongmeon BongSan wind power Co., Ltd.		2,665	—	—	—	(75)	—	—	2,590
Jaeun Resident Wind Power Plant Co., Ltd.		2,214	—	—	—	(169)	—	—	2,045
DE Energia SpA		9,703	—	—	—	—	1,359	—	11,062
Dangjin Eco Power Co., Ltd.		26,753	—	—	—	253	(139)	—	26,867
Haemodum Solar Co., Ltd.		3,122	—	—	—	108	—	—	3,230
Yangyang Wind Power Co., Ltd.		10,435	—	—	—	1,209	—	(4)	11,640
HORUS SOLAR, S.A. DE C.V.		11,181	—	—	—	(9,636)	(57)	—	1,488
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		10,935	—	—	—	(6,540)	57	—	4,452
SUNMEX RENOVABLES, S.A. DE C.V.		3,541	—	—	—	(1,724)	(130)	—	1,687

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2023 and 2024 are as follows, continued:

2024
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Joint ventures>
Stavro Holding II A.B.	￦	18,263	—	—	—	(2,326)	(676)	1,198	16,459
Solaseado Solar Power Co., Ltd.		17,953	—	—	—	4,840	—	—	22,793
Yeongam Solar Power Co., Ltd.		9,637	—	—	—	2,191	—	—	11,828
Samsu Wind Power Co., Ltd.		3,022	—	—	(301)	130	—	—	2,851
Pulau Indah Power Plant Sdn. Bhd.		25,603	14,713	—	—	(816)	11,221	—	50,721
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		21,897	959	—	—	(6,896)	—	(527)	15,433
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		15,487	—	(68)	(87)	164	—	—	15,496
PT Barito Wahana Tenaga		156,994	—	—	—	24,435	26,136	—	207,565
Cheongna Energy Co., Ltd.		25,549	—	—	—	20,609	—	—	46,158
Naepo Green Energy Co., Ltd.		5,285	—	—	—	32,284	—	10,462	48,031
Boim Combined Heat and Power Generation Co., Ltd.		—	—	—	—	—	—	—	—
OneEnergy Asia Limited		289,966	62,880	—	—	47,346	65,157	—	465,349
KAS INVESTMENT I LLC		15,784	—	—	—	(12,916)	3,210	—	6,078
KAS INVESTMENT II LLC		15,709	—	—	—	(12,867)	3,198	—	6,040
Energyco Co., Ltd.		2,140	—	—	—	182	—	—	2,322
CAES, LLC		20,380	—	—	(663)	340	(1,687)	2,289	20,659
Hapcheon Floating Photovoltaic Power Plant Inc.		10,348	—	—	(661)	1,647	—	—	11,334
Busan Industrial Solar Power Co., Ltd.		1,058	—	—	—	102	—	—	1,160
Bitsolar Energy Co., Ltd.		352	—	—	—	—	—	(352)	—
Pulau Indah O&M Sdn. Bhd.		—	—	—	—	—	—	—	—
Guadalupe Solar SpA		1,200	—	—	—	(431)	12	—	781
Omisan Wind Power Co., Ltd.		10,229	—	—	—	630	—	—	10,859
Foresight Iberian Solar Group Holding, S.L.		8,119	—	—	—	(5,852)	(2,626)	359	—
Yeongwol Eco Wind Co., Ltd.		4,024	—	—	—	(3,134)	—	—	890
Gurae Resident Power Co., Ltd.		569	—	—	—	(236)	—	—	333
Cheongju Eco Park Co., Ltd.		9,072	—	—	—	1,564	—	—	10,636
Enel X Midland Photovoltaic, LLC		2,542	—	—	—	173	—	—	2,715
Geumsungsan Wind Power Co., Ltd.		5,515	—	—	—	2,325	—	—	7,840
KEPCO KPS CARABAO Corp.		—	—	—	—	—	—	—	—
Prime Swedish Holding AB		38,789	—	—	—	(3,782)	—	2,552	37,559
Goheung New Energy Co., Ltd.		15,736	—	—	—	32	—	—	15,768
Gunsan Land Solar Co., Ltd.		22,429	—	—	—	734	—	—	23,163
CapMan Lynx SCA, SICAR		—	—	—	—	—	—	—	—
International Offshore Power Transmission Holding Company Limited		1,423	—	—	—	(65)	9,680	—	11,038
Pyeongchang Wind Power Co., Ltd.		12,228	—	—	—	(81)	—	—	12,147
Eumseong Eco Park Co., Ltd.		8,386	—	—	—	3,227	—	—	11,613
Changwon Nu-ri Energy Co., Ltd.		8,027	—	—	—	(369)	—	—	7,658
PungBack Wind Farm Corporation		7,940	—	—	—	(180)	—	—	7,760
Trumbull Asset Management, LLC		936	—	—	—	212	149	—	1,297
S-Power Chile SpA		64	—	—	—	74	21	—	159
Seungmun Green Energy		9,757	—	—	—	2,988	—	—	12,745
Seobusambo highway photovoltaics Co., Ltd.		3,580	—	—	—	(271)	—	—	3,309
Yangyang Suri Wind Power Co., Ltd.		9,608	—	—	—	(912)	(53)	—	8,643
Kepco for Power Company		435	—	—	—	(570)	18,041	—	17,906
Taebaek Wind Power Co., Ltd.		13,932	—	—	—	827	—	—	14,759
Jeonju Bio Green Energy Co., Ltd.		3,195	—	—	—	(629)	—	—	2,566
Kumyang Eco Park Co., Ltd.		3,663	—	—	—	178	—	—	3,841
Jeongeup Green Power Co., Ltd.		1,560	8,040	—	—	(1,473)	—	719	8,846

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2023 and 2024 are as follows, continued:

2024
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Joint ventures>
Hadong E-factory Co., Ltd.	￦	349	—	—	—	(5)	—	—	344
Namyangju Combined Heat and Power Co., Ltd.		3,850	50,127	—	—	(1,519)	(690)	—	51,768
Wadi Noor Solar Power Company SAOC		846	—	—	—	(5,170)	5,716	—	1,392
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Fairhaven Energy Storage LLC		—	1,505	—	—	(854)	29	(680)	—
Rutile BESS Holdings, LLC		—	106	—	—	(106)	1	—	1
Trumbull Development Partners, LLC		—	304,836	—	—	7,976	42,567	—	355,379
Imha Floating Photovoltaic Power Plant Inc.		—	7,174	—	—	(823)	—	—	6,351
EDFR KOWEPO AJBAN PV HOLDING LIMITED		—	1	—	—	(72)	156	—	85
Roof One Energy Co., Ltd.		—	2,000	—	—	—	—	—	2,000

		3,485,699	455,403	(68)	(97,509)	252,816	453,895	31,104	4,581,340

	￦	9,662,588	474,390	(77,694)	(364,377)	755,452	795,669	40,066	11,286,094

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2023 and 2024 are as follows:

2023
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
Korea Gas Corporation	￦	57,254,666	47,428,628	44,555,995	(747,428)
Korea Electric Power Industrial Development Co., Ltd.		174,788	73,065	354,850	21,170
YTN Co., Ltd.		352,188	108,108	130,450	(3,616)
Gangwon Wind Power Co., Ltd.		83,062	3,380	32,525	14,098
Hyundai Green Power Co., Ltd.		738,107	330,616	107,367	7,446
Korea Power Exchange		366,092	91,806	119,182	4,443
Taebaek Guinemi Wind Power Co., Ltd.		42,243	26,200	5,529	716
Daeryun Power Co., Ltd.		1,120,453	716,752	451,527	4,043
KNH Solar Co., Ltd.		12,142	314	3,535	1,394
SPC Power Corporation		287,249	28,485	106,926	27,946
Gemeng International Energy Co., Ltd.		7,507,274	5,189,729	2,963,614	33,580
PT. Cirebon Electric Power		665,365	177,150	265,054	27,341
KNOC Nigerian East Oil Co., Ltd.		27,029	112,017	—	(50)
KNOC Nigerian West Oil Co., Ltd.		29,157	107,300	—	(50)
PT Wampu Electric Power		206,943	131,823	20,155	(582)
PT. Bayan Resources TBK		4,447,335	2,018,870	4,675,174	1,670,522
S-Power Co., Ltd.		762,398	427,807	1,012,050	44,730
Pioneer Gas Power Limited		274,693	532,005	551	(49,745)
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,370,110	900,713	171,978	(5,674)
PT. Mutiara Jawa		27,296	9,474	16,160	7,999
Samcheok Eco Materials Co., Ltd.		22,544	39,895	8,028	(1,776)
Noeul Green Energy Co., Ltd.		89,861	107,834	24,017	920
Goseong Green Power Co., Ltd.		5,374,233	4,372,531	1,580,545	152
Gangneung Eco Power Co., Ltd.		5,381,984	4,665,083	1,419,436	(7,388)
Shin Pyeongtaek Power Co., Ltd.		1,222,968	832,633	1,040,219	201,635
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,618	573	575	82
Dongducheon Dream Power Co., Ltd.		1,337,529	1,042,681	1,744,247	(8,608)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2023 and 2024 are as follows, continued:

2023
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
Jinbhuvish Power Generation Pvt. Ltd.	￦	61,227	12,644	—	—
Daejung Offshore Wind Power Co., Ltd.		5,277	2,094	—	(145)
GS Donghae Electric Power Co., Ltd.		1,932,098	1,170,085	876,826	62,471
Daegu Photovoltaic Co., Ltd.		14,140	4,471	4,225	1,772
Busan Green Energy Co., Ltd.		160,299	149,060	69,108	(3,920)
Hansuwon KNP Co., Ltd.		3,063	899	7,618	645
Korea Electric Power Corporation Fund		23,981	108	332	(2,921)
Energy Infra Asset Management Co., Ltd.		13,628	1,371	5,130	1,254
Daegu clean Energy Co., Ltd.		368	324	—	(1)
Yaksu ESS Co., Ltd.		5,697	4,717	508	(691)
Nepal Water & Energy Development Company Private Limited		327,057	167,792	82,720	(3,186)
Gwangyang Green Energy Co., Ltd.		370,778	247,675	—	(2,034)
PND Solar Co., Ltd.		34,804	30,127	5,413	373
Hyundai Eco Energy Co., Ltd.		169,180	128,481	26,266	7,206
YeongGwang Yaksu Wind Electric Co., Ltd.		38,720	38,173	5,593	(241)
Green Energy Electricity Generation Co., Ltd.		69,667	72,325	948	(5,392)
Korea Energy Solutions Co., Ltd.		1,151	303	643	87
ITR Co., Ltd.		480	490	144	(234)
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)		1,818	127	771	178
Indeck Niles Development, LLC		1,157,838	675,638	318,392	64,813
Indeck Niles Asset Management, LLC		307	29	1,081	1,001
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		13,444	186	820	747
Suwon New Power Co., Ltd.		3,448	1,130	2,318	341
Gwangbaek Solar Power Investment Co., Ltd.		287,838	276,840	11,267	1,513
Go deok Clean Energy Co., Ltd.		139,352	127,545	22,671	2,426
SureDataLab Co., Ltd.		890	416	548	(263)
SEP Co., Ltd.		45	117	—	(7)
Hankook Electric Power Information Co., Ltd.		2,270	974	1,672	223
Tronix Co., Ltd.		4,564	2,807	2,718	578
O2&B Global Co., Ltd.		369	264	242	(73)
Muan Sunshine Solar Power Plant Co., Ltd.		136,382	124,745	16,360	2,999
Bigeum Resident Photovoltaic Power Co., Ltd.		303,462	309,185	—	(3,031)
Goesan Solar Park Co., Ltd.		50,659	40,738	6,530	985
Saemangeum Heemang Photovoltaic Co., Ltd.		152,496	113,407	23,448	4,063
Bitgoel Eco Energy Co., Ltd.		85,571	60,302	29,907	7,019
Jeju Gimnyeong Wind Power Co., Ltd.		56,906	56,087	9,261	(2,088)
Seoroseoro Sunny Power Plant Co., Ltd.		6,813	4,650	1,039	193
Muan Solar park Co., Ltd.		204,168	171,642	31,532	8,648
YuDang Solar Co., Ltd.		20,566	17,717	3,483	420
Anjwa Smart Farm & Solar City Co., Ltd.		258,076	223,831	37,742	3,119
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)		143,157	112,651	58,423	13,407
G.GURU Co., Ltd.		818	142	162	(540)
UD4M Co., Ltd.		1,242	194	1,066	(59)
Dongbu Highway Solar Co., Ltd.		16,563	14,913	2,580	140
Seobu Highway Solar Co., Ltd.		16,739	14,707	2,646	451
Korea Energy Data Co., Ltd.		313	191	348	(87)
Gangneung Sacheon Fuel Cell Co., Ltd.		138,761	119,779	23,523	9,191
KOSTURE Co., Ltd.		196	22	208	16
Taebaek Gadeoksan Wind Power Co., Ltd.		196,810	139,675	35,000	13,138
Chuncheon Green Energy Co., Ltd.		217,335	197,676	6,052	(497)
Yeomsubong Wind Power Co., Ltd.		32,742	30,586	—	(1,753)
Yeongyang Wind Power Corporation II		133,053	106,419	15,190	8,797

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2023 and 2024 are as follows, continued:

2023
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
Haeparang Energy Co., Ltd.	￦	40,698	32,359	—	(335)
Saemangeum Sebit Power Plant Co., Ltd.		165,283	97,997	22,663	(812)
Boulder Solar III, LLC		1,929	—	—	—
PlatformN. Co., Ltd.		184	394	404	(566)
PT. Cirebon Energi Prasarana		3,372,539	2,606,566	434,806	73,285
Green Radiation Co., Ltd.		1,038	812	298	100
Future Convergence Technology Laboratory. Co., Ltd.		479	302	—	(70)
Eco Motion Co., Ltd. (formerly, SC E&G. Co,. Ltd.)		1,664	329	633	372
REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.)		1,801	1,081	856	—
ACE		385	348	53	(30)
Environment and Energy Co., Ltd.		89	—	—	(4)
Santiago Solar Power SpA		88,687	65,149	—	(2,994)
Yanggu Floating Photovoltaic Power Plant Inc.		17,092	14,470	135	(495)
Power Embedded		298	2	—	(2)
Changwon SG Energy Co., Ltd.		5,738	1,649	436	(703)
Donpyung Technology. Co., Ltd.		2,039	643	1,664	93
HORANG ENERGY Inc.		64,736	54,923	—	(389)
Hoenggye Renewable Energy Co., Ltd		24,702	25,730	—	(4,864)
Haman Green Energy Co., Ltd.		40,801	32,285	—	(5,116)
Songsan Green Energy Co., Ltd.		46,016	32,262	—	(100)
<Joint ventures>
Shuweihat Asia Power Investment B.V.		142,680	20	—	897
Shuweihat Asia Operation & Maintenance Company		4,421	1,116	3,194	2,249
Waterbury Lake Uranium L.P.		74,320	550	—	—
ASM-BG Investicii AD		68,837	39,359	10,931	1,359
RES Technology AD		58,152	29,387	5,969	(1,027)
KV Holdings, Inc.		12,968	2	20	367
KEPCO SPC Power Corporation		288,140	26,778	222,773	17,270
Gansu Datang Yumen Wind Power Co., Ltd.		61,657	45,869	10,684	791
Datang Chifeng Renewable Power Co., Ltd.		812,124	345,277	117,833	25,055
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		166,959	58,942	23,638	1,597
Rabigh Electricity Company		2,556,848	1,855,234	304,727	51,539
Rabigh Operation & Maintenance Company Limited		40,339	27,928	31,301	6,676
Jamaica Public Service Company Limited		2,332,019	1,491,199	1,400,582	87,307
KW Nuclear Components Co., Ltd.		42,363	460	14,344	5,386
Busan Shinho Solar Power Co., Ltd.		31,863	5,188	9,197	4,473
Global Trade Of Power System Co., Ltd.		2,398	277	2,044	(229)
Expressway Solar-light Power Generation Co., Ltd.		13,065	2,691	3,397	892
Amman Asia Electric Power Company		719,388	347,015	21,772	33,811
KAPES, Inc.		203,066	165,475	32,294	2,150
Honam Wind Power Co., Ltd.		31,183	14,938	6,570	1,540
Korea Power Engineering Service Co., Ltd.		21,534	1,853	11,248	1,203
Chun-cheon Energy Co., Ltd.		565,972	447,820	502,889	10,435
Yeonggwangbaeksu Wind Power Co., Ltd.		73,854	50,936	13,523	1,944
Nghi Son 2 Power LLC		3,775,717	2,939,740	825,701	33,505
Kelar S.A.		691,104	493,325	112,201	12,488
PT. Tanjung Power Indonesia		704,274	446,700	111,138	21,854
Incheon New Power Co., Ltd.		1,404	377	3,781	485
Seokmun Energy Co., Ltd.		201,776	144,565	54,575	(1,581)
Daehan Wind Power PSC		144,260	111,407	17,880	4,951
Barakah One Company		35,586,640	36,901,367	1,243,735	(230,503)
Nawah Energy Company		569,982	568,147	555,338	34
MOMENTUM		13,449	12,821	23,160	624

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2023 and 2024 are as follows, continued:

2023
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Joint ventures>
Daegu Green Power Co., Ltd.	￦	515,354	429,204	380,130	(5,146)
Yeonggwang Wind Power Co., Ltd.		225,286	175,530	36,326	11,672
Chester Solar IV SpA		12,435	11,504	2,119	395
Chester Solar V SpA		4,124	4,002	696	141
Diego de Almagro Solar SpA		15,785	13,907	3,114	931
South Jamaica Power Company Limited		482,866	267,307	240,664	18,833
Daesan Green Energy Co., Ltd.		237,663	174,261	111,225	11,480
RE Holiday Holdings LLC		340,773	172,589	21,178	664
RE Pioneer Holdings LLC		257,091	148,929	14,136	(2,164)
RE Barren Ridge 1 Holdings LLC		213,491	97,184	11,915	(1,979)
RE Astoria 2 LandCo LLC		14,116	242	1,014	823
RE Barren Ridge LandCo LLC		4,980	97	393	329
Laurel SpA		10,665	9,768	1,646	169
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		30,081	84	—	(182)
Cheong-Song Noraesan Wind Power Co., Ltd.		54,086	41,352	6,780	1,240
Chester Solar I SpA		12,846	10,712	1,620	214
Solar Philippines Calatagan Corporation		146,304	37,922	16,420	9,121
Saemangeum Solar Power Co., Ltd.		34,905	5,994	—	(162)
Chungsongmeon BongSan wind power Co., Ltd.		83,147	80,102	—	(925)
Jaeun Resident Wind Power Plant Co., Ltd.		95,529	87,893	181	(80)
DE Energia SpA		28,017	21,416	5,006	21,118
Dangjin Eco Power Co., Ltd.		96,980	19,299	3,789	589
Haemodum Solar Co., Ltd.		21,612	15,241	2,216	299
Yangyang Wind Power Co., Ltd.		124,550	103,766	211	(858)
HORUS SOLAR, S.A. DE C.V.		210,868	160,006	20,586	26,865
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		239,548	180,912	4,920	24,984
SUNMEX RENOVABLES, S.A. DE C.V.		156,696	133,032	—	6,232
Stavro Holding II A.B.		91,342	28	—	(87)
Solaseado Solar Power Co., Ltd.		346,793	304,142	39,907	4,823
Yeongam Solar Power Co., Ltd.		326,429	279,779	35,280	4,506
Samsu Wind Power Co., Ltd.		67,150	51,247	8,751	1,741
Pulau Indah Power Plant Sdn. Bhd.		800,300	720,459	431	2,095
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		72,465	97	7,569	7,080
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,230	22	38	(3)
PT Barito Wahana Tenaga		512,846	—	—	72,320
Cheongna Energy Co., Ltd.		428,042	380,935	119,530	29,511
Naepo Green Energy Co., Ltd.		695,684	677,583	312,592	53,343
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)		441,975	498,353	212,997	5,544
OneEnergy Asia Limited		2,181,165	1,520,032	1,149,944	94,298
KAS INVESTMENT I LLC		52,806	—	(7,436)	(7,437)
KAS INVESTMENT II LLC		52,555	1	(7,444)	(7,445)
Energyco Co., Ltd.		54,336	49,816	6,599	(173)
CAES, LLC		48,495	5	—	(2,388)
Hapcheon Floating Photovoltaic Power Plant Inc.		79,924	58,887	12,679	4,266
Busan Industrial Solar Power Co., Ltd.		18,636	15,896	2,378	106
Bitsolar Energy Co., Ltd.		73,435	79,367	8,249	(1,125)
Pulau Indah O&M Sdn. Bhd.		—	—	—	—
Guadalupe Solar SpA		10,646	8,811	1,684	626
Omisan Wind Power Co., Ltd.		150,813	126,853	—	(453)
Foresight Iberian Solar Group Holding, S.L.		94,972	86,049	—	(2,712)
Yeongwol Eco Wind Co., Ltd.		109,716	102,143	3,561	2,975
Gurae Resident Power Co., Ltd.		14,096	12,299	652	615
Cheongju Eco Park Co., Ltd.		145,956	115,347	38,907	(4,892)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2023 and 2024 are as follows, continued:

2023
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Joint ventures>
Enel X Midland Photovoltaic, LLC	￦	12,825	115	2,128	850
Geumsungsan Wind Power Co., Ltd.		142,703	125,602	13,568	6,570
KEPCO KPS CARABAO Corp.		375	468	—	(467)
Prime Swedish Holding AB		83,699	218	—	(524)
Goheung New Energy Co., Ltd.		177,924	146,175	29,246	8,460
Gunsan Land Solar Co., Ltd.		144,435	108,848	23,523	(974)
CapMan Lynx SCA, SICAR		139,262	132,430	1,427	(12,401)
International Offshore Power Transmission Holding Company Limited		6,555	2,486	—	(195)
Pyeongchang Wind Power Co., Ltd.		60,535	39,452	9,361	(2,354)
Eumseong Eco Park Co., Ltd.		153,927	126,998	46,679	5,609
Changwon Nu-ri Energy Co., Ltd.		13,183	29	—	(44)
PungBack Wind Farm Corporation		70,330	51,804	—	(255)
Trumbull Asset Management, LLC		1,697	497	5,955	887
S-Power Chile SpA		2,240	2,390	1,327	(139)
Seungmun Green Energy		144,600	115,034	10,879	2,127
Seobusambo highway photovoltaics Co., Ltd.		9,838	5,362	1,051	624
Yangyang Suri Wind Power Co., Ltd.		111,682	78,552	—	(3,069)
KEPCO for Power Company		235,212	234,487	—	(3,610)
Taebaek Wind Power Co., Ltd.		26,606	3,385	7,384	3,752
Jeonju Bio Green Energy Co., Ltd.		4,916	—	—	(84)
Kumyang Eco Park Co., Ltd.		13,831	1,395	—	(71)
Jeongeup Green Power Co., Ltd.		11,243	5,462	—	(1,343)
Hadong E-factory Co., Ltd.		1,544	399	—	(13)
Namyangju Combined Heat and Power Co., Ltd.		7,000	—	—	—
Wadi Noor Solar Power Company SAOC		70,963	69,288	—	—
Fairhaven Energy Storage LLC		—	—	—	—

2024
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
Korea Gas Corporation	￦	57,669,638	46,843,282	38,388,740	1,148,985
Korea Electric Power Industrial Development Co., Ltd.		213,423	109,367	361,690	14,587
Gangwon Wind Power Co., Ltd.		123,787	46,156	23,400	7,415
Hyundai Green Power Co., Ltd.		698,653	295,095	109,081	9,354
Korea Power Exchange		365,652	91,690	120,586	1,795
Taebaek Guinemi Wind Power Co., Ltd.		35,917	19,831	5,155	213
Daeryun Power Co., Ltd.		1,117,771	651,892	397,332	61,893
KNH Solar Co., Ltd.		8,110	93	2,671	2,359
SPC Power Corporation		301,805	18,716	72,191	35,657
Gemeng International Energy Co., Ltd.		8,301,632	5,803,020	2,907,291	(66,765)
PT. Cirebon Electric Power		742,634	169,796	281,041	15,070
KNOC Nigerian East Oil Co., Ltd.		30,834	127,760	—	(31)
KNOC Nigerian West Oil Co., Ltd.		33,230	122,351	—	(31)
PT Wampu Electric Power		209,724	124,358	19,146	7,598
PT. Bayan Resources TBK		5,338,900	2,100,603	4,700,051	1,285,816
S-Power Co., Ltd.		739,732	369,429	734,607	35,889
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,414,921	979,112	182,433	(81,032)
PT. Mutiara Jawa		28,266	8,489	13,455	4,094
Noeul Green Energy Co., Ltd.		95,570	108,793	47,999	4,787
Goseong Green Power Co., Ltd.		5,129,641	4,125,053	1,310,775	2,823

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2023 and 2024 are as follows, continued:

2024
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
Gangneung Eco Power Co., Ltd.	￦	5,359,845	4,667,564	635,026	(10,547)
Shin Pyeongtaek Power Co., Ltd.		1,052,048	678,140	841,818	58,855
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,666	385	476	135
Dongducheon Dream Power Co., Ltd.		1,350,004	1,044,020	1,360,809	10,453
Jinbhuvish Power Generation Pvt. Ltd.		67,903	14,023	—	—
Daejung Offshore Wind Power Co., Ltd.		5,419	2,220	—	53
GS Donghae Electric Power Co., Ltd.		1,910,960	1,089,101	535,012	59,776
Daegu Photovoltaic Co., Ltd.		11,767	3,025	3,805	908
Busan Green Energy Co., Ltd.		142,943	134,894	66,924	(3,140)
Hansuwon KNP Co., Ltd.		4,324	1,444	7,949	716
Korea Electric Power Corporation Fund		13,676	67	1,880	488
Energy Infra Asset Management Co., Ltd.		14,037	1,229	5,003	1,450
YaksuESS Co., Ltd.		5,295	4,738	749	(423)
Nepal Water & Energy Development Company Private Limited		666,316	419,386	123,848	10,732
Gwangyang Green Energy Co., Ltd.		547,208	426,210	—	(2,105)
PND solar Co., Ltd.		32,025	26,570	5,331	737
Hyundai Eco Energy Co., Ltd.		157,873	114,299	25,081	5,963
YeongGwang Yaksu Wind Electric Co., Ltd.		36,659	37,065	5,194	(953)
Green Energy Electricity Generation Co., Ltd.		81,798	85,848	1,942	(1,392)
Korea Energy Solutions Co., Ltd.		1,303	318	1,209	146
ITR Co., Ltd.		720	898	130	(510)
STN Co., Ltd.		1,870	99	666	108
Indeck Niles Development, LLC		1,234,170	704,296	284,855	32,491
Indeck Niles Asset Management, LLC		211	32	1,157	1,120
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		12,665	178	722	689
Suwon New Power Co., Ltd.		15,427	13,338	5,072	(229)
Gwangbaek Solar Power Investment Co., Ltd.		260,641	249,642	9,658	1,188
Go deok Clean Energy Co., Ltd.		130,520	117,267	49,187	1,465
SureDataLab Co., Ltd.		660	461	675	(291)
SEP Co., Ltd.		45	118	—	(1)
Hankook Electric Power Information Co., Ltd.		2,381	991	2,135	58
Tronix Co., Ltd.		4,824	3,659	2,578	42
O2&B Global Co., Ltd.		453	485	149	(104)
Muan Sunshine Solar Power Plant Co., Ltd.		128,131	116,742	16,246	2,552
Bigeum Resident Photovoltaic Power Co., Ltd.		441,227	412,276	10,812	(6,845)
Goesan Solar Park Co., Ltd.		48,924	38,119	6,143	884
Saemangeum Heemang Photovoltaic Co., Ltd.		149,528	105,535	22,600	4,049
Bitgoel Eco Energy Co., Ltd.		79,709	51,776	28,110	6,064
Jeju Gimnyeong Wind Power Co., Ltd.		53,335	52,503	10,889	13
Seoroseoro Sunny Power Plant Co., Ltd.		6,680	4,309	1,035	208
Muan Solar park Co., Ltd.		188,303	158,595	27,641	5,152
YuDang Solar Co., Ltd.		18,321	15,238	3,506	589
Anjwa Smart Farm & Solar City Co., Ltd.		237,359	199,954	36,948	3,530
KPE Green Energy Co., Ltd.		135,307	103,023	41,289	2,131
G.GURU Co., Ltd.		273	133	103	(535)
UD4M Co., Ltd.		1,076	227	1,142	(170)
Dongbu Highway Solar Co., Ltd.		16,139	13,833	2,665	656
Seobu Highway Solar Co., Ltd.		16,323	13,428	2,737	863
Korea Energy Data Co., Ltd.		212	134	167	(104)
Gangneung Sacheon Fuel Cell Co., Ltd.		148,460	125,975	45,534	5,768
Taebaek Gadeoksan Wind Power Co., Ltd.		187,927	120,551	32,534	15,536
Chuncheon Green Energy Co., Ltd.		234,506	195,354	68,010	11,494
Yeomsubong Wind Power Co., Ltd.		45,468	44,236	—	(924)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2023 and 2024 are as follows, continued:

2024
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
Yeongyang Wind Power Corporation II	￦	136,360	105,721	18,376	4,005
Haeparang Energy Co., Ltd.		63,749	56,030	758	(620)
Saemangeum Sebit Power Plant Co., Ltd.		160,225	93,086	20,376	(147)
PlatformN. Co., Ltd.		162	223	430	139
PT. Cirebon Energi Prasarana		3,831,992	2,863,534	543,340	60,512
Green Radiation Co., Ltd.		521	663	613	(272)
Future Convergence Technology Laboratory. Co., Ltd.		384	277	—	(83)
Eco Motion Co., Ltd.		1,830	684	350	82
REC’s Innovation Co., Ltd.		2,921	1,518	1,010	232
ACE		359	308	27	14
Environment and Energy Co., Ltd.		31	—	—	(36)
Santiago Solar Power SpA		85,063	71,139	4,862	(9,488)
Yanggu Floating Photovoltaic Power Plant Inc.		15,300	12,382	2,259	210
Power Embedded		400	112	—	(7)
Changwon SG Energy Co., Ltd.		4,878	1,328	3,342	(539)
Donpyung Technology. Co., Ltd.		2,205	673	2,317	135
HORANG ENERGY Inc.		94,637	85,678	—	(947)
Hoenggye Renewable Energy Co., Ltd		43,206	43,942	—	(62)
Haman Green Energy Co., Ltd.		122,937	114,908	—	(1,165)
Songsan Green Energy Co., Ltd.		120,001	106,939	121	(692)
SkyPic Inc.		167	37	3	(7)
HyChangwon Fuel Cell. Co., Ltd.		114,580	91,679	—	(309)
Dreams Co.,Ltd.		233	183	208	(49)
DEEPAI Co.,Ltd.		813	449	240	(319)
Amaala Sustainable Company for Energy LLC		697,354	697,158	—	—
<Joint ventures>
Shuweihat Asia Power Investment B.V.		176,569	137	—	(370)
Shuweihat Asia Operation & Maintenance Company		4,215	328	3,574	2,293
Waterbury Lake Uranium L.P.		80,803	761	—	—
ASM-BG Investicii AD		68,437	34,565	12,815	2,824
RES Technology AD		57,356	27,219	7,395	(292)
KV Holdings, Inc.		17,304	1	1,778	1,799
KEPCO SPC Power Corporation		291,538	26,307	190,296	28,108
Gansu Datang Yumen Wind Power Co., Ltd.		63,240	43,443	10,721	944
Datang Chifeng Renewable Power Co., Ltd.		900,001	388,711	115,297	17,722
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		180,827	60,016	26,678	2,031
Rabigh Electricity Company		2,651,843	1,873,439	353,677	63,270
Rabigh Operation & Maintenance Company Limited		40,983	20,205	30,841	5,840
Jamaica Public Service Company Limited		2,649,022	1,656,068	1,490,606	76,611
KW Nuclear Components Co., Ltd.		47,498	5,423	6,919	2,510
Busan Shinho Solar Power Co., Ltd.		28,837	865	8,452	3,963
Global Trade Of Power System Co., Ltd.		2,976	574	3,635	290
Expressway Solar-light Power Generation Co., Ltd.		11,709	168	3,219	1,214
Amman Asia Electric Power Company		791,478	343,371	22,776	34,047
KAPES, Inc.		299,380	257,858	43,699	6,224
Honam Wind Power Co., Ltd.		29,174	12,618	6,508	1,810
Korea Power Engineering Service Co., Ltd.		22,701	1,828	12,983	1,444
Chun-cheon Energy Co., Ltd.		533,211	409,989	430,679	4,890
Yeonggwangbaeksu Wind Power Co., Ltd.		69,249	44,422	12,636	2,156
Nghi Son 2 Power LLC		4,412,970	3,286,814	921,504	91,777
Kelar S.A.		715,489	486,293	112,110	9,733
PT. Tanjung Power Indonesia		754,514	467,144	106,081	17,705
Incheon New Power Co., Ltd.		1,267	227	2,777	36

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2023 and 2024 are as follows, continued:

2024
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Joint ventures>
Seokmun Energy Co., Ltd.	￦	192,083	138,787	51,233	(4,558)
Daehan Wind Power PSC		173,637	130,982	18,496	3,584
Barakah One Company		43,235,235	45,056,439	1,636,730	(53,778)
Nawah Energy Company		701,247	699,068	566,077	40
MOMENTUM		7,422	6,836	22,770	586
Daegu Green Power Co., Ltd.		493,595	399,918	338,750	7,344
Yeonggwang Wind Power Co., Ltd.		217,987	162,218	32,114	7,971
Chester Solar IV SpA		12,649	12,309	1,941	(676)
Chester Solar V SpA		4,260	4,321	631	(176)
Diego de Almagro Solar SpA		16,301	15,161	2,625	(667)
South Jamaica Power Company Limited		532,323	288,501	250,519	14,460
Daesan Green Energy Co., Ltd.		225,765	153,391	110,002	5,960
RE Holiday Holdings LLC		363,750	184,188	20,251	(1,413)
RE Pioneer Holdings LLC		272,900	161,657	13,343	(3,168)
RE Barren Ridge 1 Holdings LLC		224,922	105,310	12,905	(1,301)
RE Astoria 2 LandCo LLC		16,514	276	1,060	848
RE Barren Ridge LandCo LLC		5,826	110	411	342
Laurel SpA		10,897	10,471	1,522	(557)
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		33,736	150	—	70
Cheong-Song Noraesan Wind Power Co., Ltd.		53,374	38,705	6,788	1,599
Chester Solar I SpA		12,935	11,454	1,395	(745)
Solar Philippines Calatagan Corporation		166,126	37,872	19,412	8,733
Saemangeum Solar Power Co., Ltd.		34,377	5,643	—	(176)
Chungsongmeon BongSan wind power Co., Ltd.		86,708	83,921	—	(399)
Jaeun Resident Wind Power Plant Co., Ltd.		95,657	88,605	—	(380)
DE Energia SpA		32,263	24,853	—	3,163
Dangjin Eco Power Co., Ltd.		90,750	12,732	3,645	743
Haemodum Solar Co., Ltd.		21,036	14,444	2,060	232
Yangyang Wind Power Co., Ltd.		146,697	123,504	11,948	2,334
HORUS SOLAR, S.A. DE C.V.		170,018	184,014	35,080	(43,774)
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		238,276	223,019	19,178	(37,720)
SUNMEX RENOVABLES, S.A. DE C.V.		182,159	170,906	—	(15,771)
Stavro Holding II A.B.		82,407	114	—	(11,632)
Solaseado Solar Power Co., Ltd.		347,831	292,737	46,361	12,443
Yeongam Solar Power Co., Ltd.		318,641	260,459	34,509	10,880
Samsu Wind Power Co., Ltd.		61,678	46,675	7,051	682
Pulau Indah Power Plant Sdn. Bhd.		1,054,236	873,923	40,818	(2,896)
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		52,533	271	3,054	(23,354)
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,251	33	227	182
PT Barito Wahana Tenaga		678,043	—	—	74,744
Cheongna Energy Co., Ltd.		463,574	375,343	142,400	41,124
Naepo Green Energy Co., Ltd.		738,857	586,152	467,225	124,830
Boim Combined Heat and Power Generation Co., Ltd.		421,954	480,084	139,134	294
OneEnergy Asia Limited		3,237,191	2,137,600	424,036	100,781
KAS INVESTMENT I LLC		20,361	28	(40,343)	(43,213)
KAS INVESTMENT II LLC		20,233	28	(40,189)	(43,048)
Energyco Co., Ltd.		50,310	45,161	6,221	629
CAES, LLC		49,267	—	—	946
Hapcheon Floating Photovoltaic Power Plant Inc.		76,903	53,853	12,361	3,992
Busan Industrial Solar Power Co., Ltd.		18,236	15,133	2,262	191
Bitsolar Energy Co., Ltd.		68,249	74,213	8,300	(390)
Pulau Indah O&M Sdn. Bhd.		1	2	—	24

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2023 and 2024 are as follows, continued:

2024
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Joint ventures>
Guadalupe Solar SpA	￦	10,477	9,339	1,408	(574)
Omisan Wind Power Co., Ltd.		180,001	154,541	4,785	1,480
Foresight Iberian Solar Group Holding, S.L.		187,118	194,881	3,262	(13,206)
Yeongwol Eco Wind Co., Ltd.		99,288	102,522	7,118	(5,518)
Gurae Resident Power Co., Ltd.		12,845	11,861	1,490	(101)
Cheongju Eco Park Co., Ltd.		145,162	109,158	37,392	2,415
Enel X Midland Photovoltaic, LLC		13,694	119	2,470	865
Geumsungsan Wind Power Co., Ltd.		143,725	118,608	21,048	7,349
KEPCO KPS CARABAO Corp.		226	835	—	(513)
Prime Swedish Holding AB		143,102	62,354	8,911	(8,404)
Goheung New Energy Co., Ltd.		174,255	142,437	28,059	2,190
Gunsan Land Solar Co., Ltd.		144,887	104,284	22,154	4,939
CapMan Lynx SCA, SICAR		3,319	134,790	—	(4,808)
International Offshore Power Transmission Holding Company Limited		33,191	1,650	—	(213)
Pyeongchang Wind Power Co., Ltd.		55,697	34,754	9,261	(536)
Eumseong Eco Park Co., Ltd.		149,904	111,846	45,239	9,512
Changwon Nu-ri Energy Co., Ltd.		71,179	58,630	333	(606)
PungBack Wind Farm Corporation		148,157	130,116	—	(536)
Trumbull Asset Management, LLC		2,572	910	4,501	486
S-Power Chile SpA		2,779	2,778	1,369	108
Seungmun Green Energy		142,213	103,593	46,712	9,026
Seobusambo highway photovoltaics Co., Ltd.		10,245	6,108	1,214	26
Yangyang Suri Wind Power Co., Ltd.		210,853	181,052	—	(5,391)
KEPCO for Power Company		644,110	614,267	—	(1,058)
Taebaek Wind Power Co., Ltd.		28,067	3,468	6,431	2,169
Jeonju Bio Green Energy Co., Ltd.		4,130	181	—	(967)
Kumyang Eco Park Co., Ltd.		125,961	112,910	3,169	615
Jeongeup Green Power Co., Ltd.		22,939	6,960	—	(2,767)
Hadong E-factory Co., Ltd.		2,331	1,204	—	(17)
Namyangju Combined Heat and Power Co., Ltd.		75,474	1,899	—	(2,410)
Samcheok Eco Materials Co., Ltd.		21,109	1,981	3,352	(1,357)
Wadi Noor Solar Power Company SAOC		492,407	481,139	—	(1,477)
Fairhaven Energy Storage LLC		2,071	82	—	(14)
Rutile BESS Holdings, LLC		7,353	7,350	—	(211)
Trumbull Development Partners, LLC		1,582,082	1,042,712	—	14,174
Imha Floating Photovoltaic Power Plant Inc.		36,412	23,546	—	(1,679)
EDFR KOWEPO AJBAN PV HOLDING LIMITED		37,776	37,606	—	(143)
Roof One Energy Co., Ltd.		9,305	5,209	—	(46)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2023 and 2024 are as follows:

2023
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Korea Gas Corporation	￦	9,826,038	20.47%	2,011,390	—	—	(40,747)	1,970,643
Korea Electric Power Industrial Development Co., Ltd.		101,723	29.00%	29,500	—	—	—	29,500
YTN Co., Ltd.		244,080	21.43%	52,303	—	—	—	52,303
Gangwon Wind Power Co., Ltd.		79,682	15.00%	11,952	49	—	—	12,001
Hyundai Green Power Co., Ltd.		407,491	29.00%	118,173	—	—	—	118,173
Korea Power Exchange		274,286	100.00%	274,286	—	—	—	274,286
Taebaek Guinemi Wind Power Co., Ltd.		16,043	67.25%	10,788	2,742	—	—	13,530
Daeryun Power Co., Ltd.		403,701	6.85%	27,654	—	—	(820)	26,834
KNH Solar Co., Ltd.		11,828	27.00%	3,194	—	—	—	3,194
SPC Power Corporation		258,764	38.00%	98,330	—	—	(19,399)	78,931
Gemeng International Energy Co., Ltd.		2,317,545	42.00%	973,369	—	—	(267,557)	705,812
PT. Cirebon Electric Power		488,215	27.50%	134,259	—	—	—	134,259
KNOC Nigerian East Oil Co., Ltd.		(84,988)	14.63%	(12,434)	—	—	12,434	—
KNOC Nigerian West Oil Co., Ltd.		(78,143)	14.63%	(11,432)	—	—	11,432	—
PT Wampu Electric Power		75,120	46.00%	34,555	—	—	—	34,555
PT. Bayan Resources TBK		2,428,465	20.00%	485,693	209,894	—	(76,380)	619,207
S-Power Co., Ltd.		334,591	49.00%	163,950	—	(1,185)	—	162,765
Pioneer Gas Power Limited		(257,311)	38.50%	(99,058)	22,278	—	76,780	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		469,397	25.00%	117,349	305	(987)	(289)	116,378
PT. Mutiara Jawa		17,822	29.00%	5,168	—	—	—	5,168
Samcheok Eco Materials Co., Ltd.		(17,351)	25.54%	(4,431)	—	—	4,431	—
Noeul Green Energy Co., Ltd.		(17,973)	29.00%	(5,212)	—	—	5,212	—
Goseong Green Power Co., Ltd.		1,001,702	29.00%	290,494	—	(2,870)	—	287,624
Gangneung Eco Power Co., Ltd.		716,901	29.00%	207,901	48,531	(1,503)	—	254,929
Shin Pyeongtaek Power Co., Ltd.		390,335	40.00%	156,134	3,559	(14,667)	—	145,026
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,045	28.00%	293	—	—	1	294
Dongducheon Dream Power Co., Ltd.		294,848	34.01%	100,278	1,757	(2,249)	(12,583)	87,203
Jinbhuvish Power Generation Pvt. Ltd.		48,583	5.16%	2,526	—	—	(2,526)	—
Daejung Offshore Wind Power Co., Ltd.		3,183	46.59%	1,483	—	—	—	1,483
GS Donghae Electric Power Co., Ltd.		762,013	34.00%	259,085	—	—	—	259,085
Daegu Photovoltaic Co., Ltd.		9,669	29.00%	2,804	—	—	—	2,804
Busan Green Energy Co., Ltd.		11,239	29.00%	3,259	—	—	—	3,259
Hansuwon KNP Co., Ltd.		2,164	28.98%	627	—	—	(160)	467
Korea Electric Power Corporation Fund		23,873	98.09%	23,417	—	—	4	23,421
Energy Infra Asset Management Co., Ltd.		12,257	9.90%	1,213	—	—	—	1,213
Daegu clean Energy Co., Ltd.		44	28.00%	12	—	—	(12)	—
Yaksu ESS Co., Ltd.		980	29.00%	284	1	—	—	285
Nepal Water & Energy Development Company Private Limited		159,265	68.88%	109,701	872	—	—	110,573
Gwangyang Green Energy Co., Ltd.		123,103	20.00%	24,620	18	—	—	24,638
PND Solar Co., Ltd.		4,677	29.00%	1,356	154	—	—	1,510
Hyundai Eco Energy Co., Ltd.		40,699	19.00%	7,733	214	—	—	7,947
YeongGwang Yaksu Wind Electric Co., Ltd.		547	9.63%	53	300	—	(220)	133
Green Energy Electricity Generation Co., Ltd.		(2,658)	29.00%	(771)	779	—	—	8
Korea Energy Solutions Co., Ltd.		848	20.00%	170	—	—	—	170
ITR Co., Ltd.		(10)	10.00%	(1)	—	—	1	—
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)		1,691	20.00%	338	53	—	—	391
Indeck Niles Development, LLC		482,200	50.00%	241,100	90,074	—	4,227	335,401
Indeck Niles Asset Management, LLC		278	33.33%	93	—	—	—	93
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		13,258	49.00%	6,496	—	—	—	6,496
Suwon New Power Co., Ltd.		2,318	33.05%	766	—	256	—	1,022

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2023 and 2024 are as follows, continued:

2023
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Gwangbaek Solar Power Investment Co., Ltd.	￦	10,998	44.00%	4,839	316	—	—	5,155
Go deok Clean Energy Co., Ltd.		11,807	40.00%	4,723	—	—	—	4,723
SureDataLab Co., Ltd.		474	23.95%	114	—	—	—	114
SEP Co., Ltd.		(72)	21.26%	(15)	—	—	15	—
Hankook Electric Power Information Co., Ltd.		1,296	16.49%	214	—	—	—	214
Tronix Co., Ltd.		1,757	12.50%	220	—	—	—	220
O2&B Global Co., Ltd.		105	20.00%	21	—	—	—	21
Muan Sunshine Solar Power Plant Co., Ltd.		11,637	20.00%	2,328	494	—	—	2,822
Bigeum Resident Photovoltaic Power Co., Ltd.		(5,723)	29.90%	(1,711)	24	—	1,687	—
Goesan Solar Park Co., Ltd.		9,921	29.00%	2,877	—	—	—	2,877
Saemangeum Heemang Photovoltaic Co., Ltd.		39,089	35.00%	13,681	739	—	—	14,420
Bitgoel Eco Energy Co., Ltd.		25,269	49.05%	12,394	—	—	—	12,394
Jeju Gimnyeong Wind Power Co., Ltd.		819	30.00%	246	—	—	—	246
Seoroseoro Sunny Power Plant Co., Ltd.		2,163	42.58%	921	20	—	—	941
Muan Solar park Co., Ltd.		32,526	20.00%	6,505	325	—	—	6,830
YuDang Solar Co., Ltd.		2,849	20.00%	570	—	—	—	570
Anjwa Smart Farm & Solar City Co., Ltd.		34,245	20.00%	6,849	816	—	—	7,665
KPE Green Energy Co., Ltd. (formerly, Daewon Green Energy Co., Ltd.)		30,506	25.36%	7,735	44	—	—	7,779
G.GURU Co., Ltd.		676	24.65%	167	—	—	—	167
UD4M Co., Ltd.		1,048	14.29%	150	—	—	—	150
Dongbu Highway Solar Co., Ltd.		1,650	20.00%	330	50	—	—	380
Seobu Highway Solar Co., Ltd.		2,032	20.00%	406	—	—	—	406
Korea Energy Data Co., Ltd.		122	29.37%	36	—	—	—	36
Gangneung Sacheon Fuel Cell Co., Ltd.		18,982	41.00%	7,783	87	—	—	7,870
KOSTURE Co., Ltd.		174	4.42%	8	—	—	—	8
Taebaek Gadeoksan Wind Power Co., Ltd.		57,135	34.00%	19,426	—	—	—	19,426
Chuncheon Green Energy Co., Ltd.		19,659	45.00%	8,847	53	—	—	8,900
Yeomsubong Wind Power Co., Ltd.		2,156	29.00%	625	246	—	—	871
Yeongyang Wind Power Corporation II		26,634	30.00%	7,990	2,110	—	—	10,100
Haeparang Energy Co., Ltd.		8,339	25.00%	2,084	20	—	—	2,104
Saemangeum Sebit Power Plant Co., Ltd.		67,286	55.00%	37,009	182	—	—	37,191
Boulder Solar III, LLC		1,929	30.00%	579	175	—	—	754
PlatformN. Co., Ltd.		(210)	29.58%	(62)	—	—	62	—
PT. Cirebon Energi Prasarana		765,973	10.00%	76,597	—	—	—	76,597
Green Radiation Co., Ltd.		226	10.00%	23	3	—	—	26
Future Convergence Technology Laboratory. Co., Ltd.		177	20.12%	36	—	—	—	36
Eco motion Co., Ltd. (formerly, SC E&G. Co,. Ltd.)		1,335	20.00%	267	—	—	—	267
REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.)		720	16.67%	120	—	—	—	120
ACE		37	20.00%	7	—	(5)	—	2
Environment and Energy Co., Ltd.		89	10.54%	9	—	—	—	9
Santiago Solar Power SpA		23,538	50.00%	11,769	—	—	—	11,769
Yanggu Floating Photovoltaic Power Plant Inc.		2,622	29.00%	760	—	—	—	760
Power Embedded		296	23.33%	69	1	—	—	70
Changwon SG Energy Co., Ltd.		4,089	18.78%	768	15	—	—	783
Donpyung Technology. Co., Ltd.		1,396	20.00%	279	—	(25)	—	254
HORANG ENERGY Inc.		9,813	40.00%	3,925	224	—	—	4,149
Hoenggye Renewable Energy Co., Ltd		(1,028)	36.10%	(370)	2,270	—	475	2,375
Haman Green Energy Co., Ltd.		8,516	35.00%	2,981	—	—	—	2,981
Songsan Green Energy Co., Ltd.		13,754	60.00%	8,252	71	—	—	8,323

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2023 and 2024 are as follows, continued:

2023
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Joint ventures>
Shuweihat Asia Power Investment B.V.	￦	142,660	49.00%	69,902	—	—	—	69,902
Shuweihat Asia Operation & Maintenance Company		3,305	55.00%	1,818	—	—	—	1,818
Waterbury Lake Uranium L.P.		73,770	30.65%	22,612	—	—	—	22,612
ASM-BG Investicii AD		29,478	50.00%	14,739	—	—	—	14,739
RES Technology AD		28,765	50.00%	14,383	—	—	—	14,383
KV Holdings, Inc.		12,966	40.00%	5,186	—	—	—	5,186
KEPCO SPC Power Corporation		261,362	75.20%	196,544	—	—	—	196,544
Gansu Datang Yumen Wind Power Co., Ltd.		15,788	40.00%	6,315	—	—	—	6,315
Datang Chifeng Renewable Power Co., Ltd.		466,847	40.00%	186,739	—	—	—	186,739
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		108,017	40.00%	43,207	—	—	—	43,207
Rabigh Electricity Company		701,614	40.00%	280,646	—	(45,692)	97	235,051
Rabigh Operation & Maintenance Company Limited		12,411	40.00%	4,964	—	—	—	4,964
Jamaica Public Service Company Limited		840,820	40.00%	336,328	29,357	—	(15,819)	349,866
KW Nuclear Components Co., Ltd.		41,903	45.00%	18,856	—	—	(176)	18,680
Busan Shinho Solar Power Co., Ltd.		26,675	25.00%	6,669	—	—	—	6,669
Global Trade Of Power System Co., Ltd.		2,121	29.00%	615	—	—	—	615
Expressway Solar-light Power Generation Co., Ltd.		10,374	50.00%	5,187	—	—	—	5,187
Amman Asia Electric Power Company		372,373	60.00%	223,424	—	—	—	223,424
KAPES, Inc.		37,591	51.00%	19,171	—	(22,186)	3,015	—
Honam Wind Power Co., Ltd.		16,245	29.00%	4,711	32	—	—	4,743
Korea Power Engineering Service Co., Ltd.		19,681	29.00%	5,708	—	—	—	5,708
Chun-cheon Energy Co., Ltd.		118,152	29.90%	35,327	3	—	(247)	35,083
Yeonggwangbaeksu Wind Power Co., Ltd.		22,918	15.00%	3,437	6	—	—	3,443
Nghi Son 2 Power LLC		835,977	50.00%	417,989	—	—	—	417,989
Kelar S.A.		197,779	65.00%	128,557	2,972	—	—	131,529
PT. Tanjung Power Indonesia		257,574	35.00%	90,151	—	—	—	90,151
Incheon New Power Co., Ltd.		1,027	29.00%	298	—	—	—	298
Seokmun Energy Co., Ltd.		57,211	29.00%	16,591	—	—	—	16,591
Daehan Wind Power PSC		32,853	50.00%	16,426	—	—	—	16,426
Barakah One Company		(1,314,727)	18.00%	(236,651)	—	95,932	140,719	—
Nawah Energy Company		1,835	18.00%	330	—	—	—	330
MOMENTUM		628	33.33%	209	—	—	—	209
Daegu Green Power Co., Ltd.		86,150	54.24%	46,728	84	—	(20,382)	26,430
Yeonggwang Wind Power Co., Ltd.		49,756	46.00%	22,888	492	—	—	23,380
Chester Solar IV SpA		931	45.00%	419	65	—	—	484
Chester Solar V SpA		122	45.00%	55	136	—	—	191
Diego de Almagro Solar SpA		1,878	45.00%	846	108	—	—	954
South Jamaica Power Company Limited		215,559	20.00%	43,112	—	—	(3)	43,109
Daesan Green Energy Co., Ltd.		63,402	35.00%	22,191	—	—	—	22,191
RE Holiday Holdings LLC		168,184	50.00%	84,092	—	—	—	84,092
RE Pioneer Holdings LLC		108,162	50.00%	54,081	—	—	—	54,081
RE Barren Ridge 1 Holdings LLC		116,307	50.00%	58,154	—	—	—	58,154
RE Astoria 2 LandCo LLC		13,874	50.00%	6,937	—	—	—	6,937
RE Barren Ridge LandCo LLC		4,883	50.00%	2,441	—	—	—	2,441
Laurel SpA		897	45.00%	403	210	—	—	613
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		29,997	12.37%	3,710	9	—	—	3,719
Cheong-Song Noraesan Wind Power Co., Ltd.		12,734	29.01%	3,695	61	—	—	3,756
Chester Solar I SpA		2,134	45.00%	960	278	—	—	1,238
Solar Philippines Calatagan Corporation		108,382	38.00%	41,185	—	—	16,945	58,130
Saemangeum Solar Power Co., Ltd.		28,911	81.01%	23,419	—	—	—	23,419

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2023 and 2024 are as follows, continued:

2023
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Joint ventures>
Chungsongmeon BongSan wind power Co., Ltd.	￦	3,045	29.00%	883	1,782	—	—	2,665
Jaeun Resident Wind Power Plant Co., Ltd.		7,636	29.00%	2,214	—	—	—	2,214
DE Energia SpA		6,601	49.00%	3,235	—	—	6,468	9,703
Dangjin Eco Power Co., Ltd.		77,681	34.00%	26,412	341	—	—	26,753
Haemodum Solar Co., Ltd.		6,371	49.00%	3,122	—	—	—	3,122
Yangyang Wind Power Co., Ltd.		20,784	50.00%	10,392	43	—	—	10,435
HORUS SOLAR, S.A. DE C.V.		50,862	14.95%	7,601	3,580	—	—	11,181
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		58,636	14.95%	8,764	2,171	—	—	10,935
SUNMEX RENOVABLES, S.A. DE C.V.		23,664	14.95%	3,536	5	—	—	3,541
Stavro Holding II A.B.		91,314	20.00%	18,263	—	—	—	18,263
Solaseado Solar Power Co., Ltd.		42,651	38.90%	16,592	1,361	—	—	17,953
Yeongam Solar Power Co., Ltd.		46,650	19.00%	8,864	773	—	—	9,637
Samsu Wind Power Co., Ltd.		15,903	19.00%	3,022	—	—	—	3,022
Pulau Indah Power Plant Sdn. Bhd.		79,841	25.00%	19,960	5,643	—	—	25,603
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		72,368	29.53%	21,370	527	—	—	21,897
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,208	90.00%	15,487	—	—	—	15,487
PT Barito Wahana Tenaga		512,846	30.61%	156,994	—	—	—	156,994
Cheongna Energy Co., Ltd.		47,107	50.10%	23,601	3,137	(1,189)	—	25,549
Naepo Green Energy Co., Ltd.		18,101	29.20%	5,285	—	—	—	5,285
Boim Combined Heat and Power Generation Co., Ltd. (formerly, Dayone Energy Co., Ltd.)		(56,378)	46.30%	(26,103)	—	(826)	26,929	—
OneEnergy Asia Limited		661,133	40.00%	264,454	25,512	—	—	289,966
KAS INVESTMENT I LLC		52,806	29.89%	15,784	—	—	—	15,784
KAS INVESTMENT II LLC		52,554	29.89%	15,709	—	—	—	15,709
Energyco Co., Ltd.		4,520	29.00%	1,311	829	—	—	2,140
CAES, LLC		48,490	36.00%	17,457	2,923	—	—	20,380
Hapcheon Floating Photovoltaic Power Plant Inc.		21,037	49.00%	10,309	39	—	—	10,348
Busan Industrial Solar Power Co., Ltd.		2,740	28.02%	768	290	—	—	1,058
Bitsolar Energy Co., Ltd.		(5,932)	27.10%	(1,607)	352	—	1,607	352
Pulau Indah O&M Sdn. Bhd.		—	60.00%	—	—	—	—	—
Guadalupe Solar SpA		1,835	60.00%	1,102	98	—	—	1,200
Omisan Wind Power Co., Ltd.		23,960	42.00%	10,063	166	—	—	10,229
Foresight Iberian Solar Group Holding, S.L.		8,923	75.00%	6,692	1,427	—	—	8,119
Yeongwol Eco Wind Co., Ltd.		7,573	29.00%	2,196	1,828	—	—	4,024
Gurae Resident Power Co., Ltd.		1,797	29.00%	521	48	—	—	569
Cheongju Eco Park Co., Ltd.		30,609	29.00%	8,877	195	—	—	9,072
Enel X Midland Photovoltaic, LLC		12,710	20.00%	2,542	—	—	—	2,542
Geumsungsan Wind Power Co., Ltd.		17,101	29.00%	4,959	556	—	—	5,515
KEPCO KPS CARABAO Corp.		(93)	40.00%	(37)	—	—	37	—
Prime Swedish Holding AB		83,481	45.00%	37,566	1,223	—	—	38,789
Goheung New Energy Co., Ltd.		31,749	46.15%	14,652	1,084	—	—	15,736
Gunsan Land Solar Co., Ltd.		35,587	56.91%	20,251	—	—	2,178	22,429
CapMan Lynx SCA, SICAR		6,832	50.00%	3,416	—	—	(3,416)	—
International Offshore Power Transmission Holding Company Limited		4,069	35.00%	1,425	(2)	—	—	1,423
Pyeongchang Wind Power Co., Ltd.		21,083	58.00%	12,228	—	—	—	12,228
Eumseong Eco Park Co., Ltd.		26,929	29.00%	7,809	577	—	—	8,386
Changwon Nu-ri Energy Co., Ltd.		13,154	61.00%	8,024	3	—	—	8,027
PungBack Wind Farm Corporation		18,526	37.00%	6,855	1,085	—	—	7,940
Trumbull Asset Management, LLC		1,200	78.00%	936	—	—	—	936

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2023 and 2024 are as follows, continued:

2023
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Joint ventures>
S-Power Chile SpA	￦	(150)	50.00%	(75)	139	—	—	64
Seungmun Green Energy		29,566	33.00%	9,757	—	—	—	9,757
Seobusambo highway photovoltaics Co., Ltd.		4,476	80.00%	3,580	—	—	—	3,580
Yangyang Suri Wind Power Co., Ltd.		33,130	29.00%	9,608	—	—	—	9,608
KEPCO for Power Company		725	60.00%	435	—	—	—	435
Taebaek Wind Power Co., Ltd.		23,221	60.00%	13,932	—	—	—	13,932
Jeonju Bio Green Energy Co., Ltd.		4,916	65.00%	3,195	—	—	—	3,195
Kumyang Eco Park Co., Ltd.		12,436	29.00%	3,607	56	—	—	3,663
Jeongeup Green Power Co., Ltd.		5,781	18.71%	1,082	478	—	—	1,560
Hadong E-factory Co., Ltd.		1,145	29.99%	343	6	—	—	349
Namyangju Combined Heat and Power Co., Ltd.		7,000	55.00%	3,850	—	—	—	3,850
Wadi Noor Solar Power Company SAOC		1,675	50.00%	837	9	—	—	846
Fairhaven Energy Storage LLC		—	35.00%	—	—	—	—	—

(*)	The percentage of ownership shown above is after considering the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2023 and 2024 are as follows, continued:

2024
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Korea Gas Corporation	￦	10,826,356	21.66%	2,344,989	—	—	(55,685)	2,289,304
Korea Electric Power Industrial Development Co., Ltd.		104,056	29.00%	30,177	—	—	—	30,177
Gangwon Wind Power Co., Ltd.		77,631	15.00%	11,644	49	—	—	11,693
Hyundai Green Power Co., Ltd.		403,558	29.00%	117,033	—	—	(29,640)	87,393
Korea Power Exchange		273,962	100.00%	273,962	—	—	—	273,962
Taebaek Guinemi Wind Power Co., Ltd.		16,086	67.25%	10,818	2,741	—	—	13,559
Daeryun Power Co., Ltd.		465,879	6.85%	31,913	—	—	(820)	31,093
KNH Solar Co., Ltd.		8,017	27.00%	2,165	—	—	—	2,165
SPC Power Corporation		283,089	38.00%	107,574	—	—	—	107,574
Gemeng International Energy Co., Ltd.		2,498,612	42.00%	1,049,417	—	—	(321,079)	728,338
PT. Cirebon Electric Power		572,838	27.50%	157,530	—	—	—	157,530
KNOC Nigerian East Oil Co., Ltd.		(96,926)	14.63%	(14,180)	—	—	14,180	—
KNOC Nigerian West Oil Co., Ltd.		(89,121)	14.63%	(13,038)	—	—	13,038	—
PT Wampu Electric Power		85,366	46.00%	39,268	—	—	—	39,268
PT. Bayan Resources TBK		3,238,297	20.00%	647,659	146,097	—	(76,380)	717,376
S-Power Co., Ltd.		370,303	49.00%	181,448	—	(1,076)	—	180,372
Xe-Pian Xe-Namnoy Power Co., Ltd.		435,809	25.00%	108,953	305	(946)	(35,247)	73,065
PT. Mutiara Jawa		19,777	29.00%	5,735	—	—	—	5,735
Noeul Green Energy Co., Ltd.		(13,223)	29.00%	(3,835)	—	—	3,835	—
Goseong Green Power Co., Ltd.		1,004,588	29.00%	291,331	—	(6,789)	—	284,542
Gangneung Eco Power Co., Ltd.		692,281	29.00%	200,761	46,872	(5,819)	—	241,814
Shin Pyeongtaek Power Co., Ltd.		373,908	40.00%	149,563	3,559	(14,064)	1	139,059
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,281	28.00%	359	—	—	1	360
Dongducheon Dream Power Co., Ltd.		305,984	34.01%	104,065	1,757	(1,889)	(12,582)	91,351
Jinbhuvish Power Generation Pvt. Ltd.		53,880	5.16%	2,780	—	—	(2,780)	—
Daejung Offshore Wind Power Co., Ltd.		3,199	46.59%	1,490	—	—	—	1,490
GS Donghae Electric Power Co., Ltd.		821,859	34.00%	279,432	—	—	—	279,432
Daegu Photovoltaic Co., Ltd.		8,742	29.00%	2,535	—	—	—	2,535
Busan Green Energy Co., Ltd.		8,049	29.00%	2,334	—	—	—	2,334
Hansuwon KNP Co., Ltd.		2,880	28.98%	835	—	—	(161)	674
Korea Electric Power Corporation Fund		13,609	98.09%	13,349	—	—	4	13,353
Energy Infra Asset Management Co., Ltd.		12,808	9.90%	1,268	—	—	—	1,268
YaksuESS Co., Ltd.		557	29.00%	161	1	—	—	162
Nepal Water & Energy Development Company Private Limited		246,930	68.88%	170,083	872	—	—	170,955
Gwangyang Green Energy Co., Ltd.		120,998	20.00%	24,199	18	—	—	24,217
PND solar Co., Ltd.		5,455	29.00%	1,582	154	—	(1)	1,735
Hyundai Eco Energy Co., Ltd.		43,574	19.00%	8,279	214	—	—	8,493
YeongGwang Yaksu Wind Electric Co., Ltd.		(406)	9.63%	(39)	300	—	(220)	41
Green Energy Electricity Generation Co., Ltd.		(4,050)	29.00%	(1,175)	779	—	396	—
Korea Energy Solutions Co., Ltd.		985	20.00%	197	—	—	—	197
ITR Co., Ltd.		(178)	8.70%	(15)	—	—	15	—
STN Co., Ltd.		1,771	20.00%	354	53	—	—	407
Indeck Niles Development, LLC		529,874	50.00%	264,936	101,361	—	4,673	370,970
Indeck Niles Asset Management, LLC		179	33.33%	60	—	—	—	60
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		12,487	49.00%	6,119	—	—	—	6,119
Suwon New Power Co., Ltd.		2,089	30.15%	630	—	284	—	914
Gwangbaek Solar Power Investment Co., Ltd.		10,999	44.00%	4,839	316	—	—	5,155
Go deok Clean Energy Co., Ltd.		13,253	40.00%	5,301	—	—	—	5,301
SureDataLab Co., Ltd.		199	23.95%	48	—	—	—	48
SEP Co., Ltd.		(73)	21.26%	(15)	—	—	15	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2023 and 2024 are as follows, continued:

2024
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Hankook Electric Power Information Co., Ltd.	￦	1,390	16.16%	225	—	—	(13)	212
Tronix Co., Ltd.		1,165	12.50%	146	—	—	—	146
O2&B Global Co., Ltd.		(32)	20.00%	(6)	—	—	6	—
Muan Sunshine Solar Power Plant Co., Ltd.		11,389	20.00%	2,278	494	—	—	2,772
Bigeum Resident Photovoltaic Power Co., Ltd.		28,951	27.31%	7,908	—	—	—	7,908
Goesan Solar Park Co., Ltd.		10,805	29.00%	3,133	—	—	—	3,133
Saemangeum Heemang Photovoltaic Co., Ltd.		43,993	35.00%	15,398	739	—	—	16,137
Bitgoel Eco Energy Co., Ltd.		27,933	49.05%	13,701	—	—	—	13,701
Jeju Gimnyeong Wind Power Co., Ltd.		832	30.00%	250	—	—	—	250
Seoroseoro Sunny Power Plant Co., Ltd.		2,371	42.58%	1,010	20	—	—	1,030
Muan Solar park Co., Ltd.		29,708	20.00%	5,942	325	—	—	6,267
YuDang Solar Co., Ltd.		3,083	20.00%	617	—	—	—	617
Anjwa Smart Farm & Solar City Co., Ltd.		37,405	20.00%	7,482	816	—	—	8,298
KPE Green Energy Co., Ltd.		32,284	25.36%	8,186	44	—	—	8,230
G.GURU Co., Ltd.		140	24.65%	34	—	—	—	34
UD4M Co., Ltd.		849	14.29%	121	—	—	—	121
Dongbu Highway Solar Co., Ltd.		2,306	20.00%	462	50	—	—	512
Seobu Highway Solar Co., Ltd.		2,895	20.00%	579	—	—	—	579
Korea Energy Data Co., Ltd.		78	29.37%	23	—	—	—	23
Gangneung Sacheon Fuel Cell Co., Ltd.		22,485	41.00%	9,219	87	—	—	9,306
Taebaek Gadeoksan Wind Power Co., Ltd.		67,376	34.00%	22,909	—	—	—	22,909
Chuncheon Green Energy Co., Ltd.		39,152	45.00%	17,619	53	—	—	17,672
Yeomsubong Wind Power Co., Ltd.		1,232	29.00%	357	246	—	—	603
Yeongyang Wind Power Corporation II		30,639	30.00%	9,191	2,110	—	—	11,301
Haeparang Energy Co., Ltd.		7,719	25.00%	1,930	20	—	—	1,950
Saemangeum Sebit Power Plant Co., Ltd.		67,139	55.00%	36,928	182	—	—	37,110
PlatformN. Co., Ltd.		(61)	29.58%	(18)	—	—	18	—
PT. Cirebon Energi Prasarana		968,458	10.00%	96,846	—	—	—	96,846
Green Radiation Co., Ltd.		(142)	10.00%	(14)	3	—	11	—
Future Convergence Technology Laboratory. Co., Ltd.		107	20.12%	22	—	—	—	22
Eco motion Co., Ltd.		1,146	20.00%	229	—	—	—	229
REC’s Innovation Co., Ltd.		1,403	11.04%	155	—	—	—	155
ACE		51	20.00%	10	—	(5)	—	5
Environment and Energy Co., Ltd.		31	10.54%	3	—	—	—	3
Santiago Solar Power SpA		13,924	50.00%	6,961	—	—	—	6,961
Yanggu Floating Photovoltaic Power Plant Inc.		2,918	29.00%	846	—	—	—	846
Power Embedded		288	23.33%	67	1	—	—	68
Changwon SG Energy Co., Ltd.		3,550	18.78%	667	15	—	—	682
Donpyung Technology. Co., Ltd.		1,532	20.00%	306	—	(25)	—	281
HORANG ENERGY Inc.		8,959	40.00%	3,584	224	—	—	3,808
Hoenggye Renewable Energy Co., Ltd		(736)	36.12%	(266)	2,375	—	266	2,375
Haman Green Energy Co., Ltd.		8,029	35.00%	2,810	—	—	—	2,810
Songsan Green Energy Co., Ltd.		13,062	60.00%	7,837	71	—	—	7,908
SkyPic Inc.		130	20.00%	26	—	—	—	26
HyChangwon Fuel Cell. Co., Ltd.		22,901	40.00%	9,161	117	—	—	9,278
Dreams Co.,Ltd.		50	11.00%	6	5	—	—	11
DEEPAI Co.,Ltd.		364	1.32%	5	6	—	—	11
Amaala Sustainable Company for Energy LLC		196	10.00%	20	—	—	(2)	18

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2023 and 2024 are as follows, continued:

2024
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Joint ventures>
Shuweihat Asia Power Investment B.V.	￦	176,432	49.00%	86,450	—	—	—	86,450
Shuweihat Asia Operation & Maintenance Company		3,887	55.00%	2,138	—	—	—	2,138
Waterbury Lake Uranium L.P.		80,042	29.68%	23,756	—	—	—	23,756
ASM-BG Investicii AD		33,872	50.00%	16,936	—	—	—	16,936
RES Technology AD		30,137	50.00%	15,069	—	—	—	15,069
KV Holdings, Inc.		17,303	40.00%	6,921	—	—	—	6,921
KEPCO SPC Power Corporation		265,231	60.00%	159,139	—	—	—	159,139
Gansu Datang Yumen Wind Power Co., Ltd.		19,797	40.00%	7,919	—	—	—	7,919
Datang Chifeng Renewable Power Co., Ltd.		511,290	40.00%	204,516	—	—	—	204,516
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		120,811	40.00%	48,325	—	—	—	48,325
Rabigh Electricity Company		778,404	40.00%	311,362	—	(40,752)	(717)	269,893
Rabigh Operation & Maintenance Company Limited		20,778	40.00%	8,311	—	—	—	8,311
Jamaica Public Service Company Limited		992,954	40.00%	397,182	29,357	—	(13,923)	412,616
KW Nuclear Components Co., Ltd.		42,075	45.00%	18,934	—	—	(176)	18,758
Busan Shinho Solar Power Co., Ltd.		27,972	25.00%	6,993	—	—	—	6,993
Global Trade Of Power System Co., Ltd.		2,402	29.00%	696	—	—	—	696
Expressway Solar-light Power Generation Co., Ltd.		11,541	50.00%	5,771	—	—	—	5,771
Amman Asia Electric Power Company		448,107	60.00%	268,864	—	—	—	268,864
KAPES, Inc.		41,522	51.00%	21,176	—	(25,107)	3,931	—
Honam Wind Power Co., Ltd.		16,556	29.00%	4,801	32	—	—	4,833
Korea Power Engineering Service Co., Ltd.		20,873	29.00%	6,054	—	—	—	6,054
Chun-cheon Energy Co., Ltd.		123,222	29.90%	36,843	3	—	(247)	36,599
Yeonggwangbaeksu Wind Power Co., Ltd.		24,827	15.00%	3,723	6	—	—	3,729
Nghi Son 2 Power LLC		1,126,156	50.00%	563,079	—	—	—	563,079
Kelar S.A.		229,196	65.00%	148,978	3,389	—	—	152,367
PT. Tanjung Power Indonesia		287,370	35.00%	100,580	—	—	—	100,580
Incheon New Power Co., Ltd.		1,040	29.00%	302	—	—	—	302
Seokmun Energy Co., Ltd.		53,296	29.00%	15,456	—	—	—	15,456
Daehan Wind Power PSC		42,655	50.00%	21,327	—	—	—	21,327
Barakah One Company		(1,821,204)	18.00%	(327,817)	—	153,104	174,713	—
Nawah Energy Company		2,179	18.00%	392	—	—	—	392
MOMENTUM		586	33.33%	195	—	—	—	195
Daegu Green Power Co., Ltd.		93,677	54.24%	50,810	84	—	(20,381)	30,513
Yeonggwang Wind Power Co., Ltd.		55,769	46.00%	25,654	492	—	—	26,146
Chester Solar IV SpA		340	90.00%	306	1,146	—	—	1,452
Chester Solar V SpA		(61)	90.00%	(55)	317	—	—	262
Diego de Almagro Solar SpA		1,140	90.00%	1,026	674	—	—	1,700
South Jamaica Power Company Limited		243,822	20.00%	48,764	—	—	(4)	48,760
Daesan Green Energy Co., Ltd.		72,374	35.00%	25,331	—	—	—	25,331
RE Holiday Holdings LLC		179,562	50.00%	89,780	—	—	—	89,780
RE Pioneer Holdings LLC		111,243	50.00%	55,622	—	—	—	55,622
RE Barren Ridge 1 Holdings LLC		119,612	50.00%	59,806	—	—	—	59,806
RE Astoria 2 LandCo LLC		16,238	50.00%	8,119	—	—	—	8,119
RE Barren Ridge LandCo LLC		5,716	50.00%	2,857	—	—	—	2,857
Laurel SpA		426	90.00%	382	1,050	—	—	1,432
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		33,586	12.37%	4,155	9	—	(3,015)	1,149
Cheong-Song Noraesan Wind Power Co., Ltd.		14,669	29.01%	4,256	61	—	—	4,317
Chester Solar I SpA		1,481	90.00%	1,333	316	—	—	1,649
Solar Philippines Calatagan Corporation		128,254	38.00%	48,737	—	—	14,958	63,695
Saemangeum Solar Power Co., Ltd.		28,734	81.01%	23,277	—	—	—	23,277
Chungsongmeon BongSan wind power Co., Ltd.		2,787	29.00%	808	1,782	—	—	2,590

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2023 and 2024 are as follows, continued:

2024
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Joint ventures>
Jaeun Resident Wind Power Plant Co., Ltd.	￦	7,052	29.00%	2,045	—	—	—	2,045
DE Energia SpA		7,410	49.00%	3,631	—	—	7,431	11,062
Dangjin Eco Power Co., Ltd.		78,018	34.00%	26,526	341	—	—	26,867
Haemodum Solar Co., Ltd.		6,592	49.00%	3,230	—	—	—	3,230
Yangyang Wind Power Co., Ltd.		23,193	50.00%	11,597	43	—	—	11,640
HORUS SOLAR, S.A. DE C.V.		(13,996)	14.95%	(2,092)	3,580	—	—	1,488
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		15,257	14.95%	2,281	2,171	—	—	4,452
SUNMEX RENOVABLES, S.A. DE C.V.		11,253	14.95%	1,682	5	—	—	1,687
Stavro Holding II A.B.		82,293	20.00%	16,459	—	—	—	16,459
Solaseado Solar Power Co., Ltd.		55,094	38.90%	21,432	1,361	—	—	22,793
Yeongam Solar Power Co., Ltd.		58,182	19.00%	11,055	773	—	—	11,828
Samsu Wind Power Co., Ltd.		15,003	19.00%	2,851	—	—	—	2,851
Pulau Indah Power Plant Sdn. Bhd.		180,313	25.00%	45,078	5,643	—	—	50,721
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		52,262	29.53%	15,433	527	—	(527)	15,433
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,218	90.00%	15,496	—	—	—	15,496
PT Barito Wahana Tenaga		678,043	30.61%	207,565	—	—	—	207,565
Cheongna Energy Co., Ltd.		88,231	50.10%	44,204	3,137	(1,183)	—	46,158
Naepo Green Energy Co., Ltd.		152,705	29.20%	44,590	—	—	3,441	48,031
Boim Combined Heat and Power Generation Co., Ltd.		(58,130)	46.30%	(27,938)	—	(785)	28,723	—
OneEnergy Asia Limited		1,099,591	40.00%	439,837	25,512	—	—	465,349
KAS INVESTMENT I LLC		20,333	29.89%	6,078	—	—	—	6,078
KAS INVESTMENT II LLC		20,205	29.89%	6,040	—	—	—	6,040
Energyco Co., Ltd.		5,149	29.00%	1,493	829	—	—	2,322
CAES, LLC		49,267	36.00%	17,736	2,923	—	—	20,659
Hapcheon Floating Photovoltaic Power Plant Inc.		23,050	49.00%	11,295	39	—	—	11,334
Busan Industrial Solar Power Co., Ltd.		3,103	28.02%	870	290	—	—	1,160
Bitsolar Energy Co., Ltd.		(5,964)	27.10%	(1,616)	352	—	1,264	—
Pulau Indah O&M Sdn. Bhd.		(1)	40.00%	—	—	—	—	—
Guadalupe Solar SpA		1,138	60.00%	683	98	—	—	781
Omisan Wind Power Co., Ltd.		25,460	42.00%	10,693	166	—	—	10,859
Foresight Iberian Solar Group Holding, S.L.		(7,763)	75.00%	(5,822)	1,427	—	4,395	—
Yeongwol Eco Wind Co., Ltd.		(3,234)	29.00%	(938)	1,828	—	—	890
Gurae Resident Power Co., Ltd.		984	29.00%	285	48	—	—	333
Cheongju Eco Park Co., Ltd.		36,004	29.00%	10,441	195	—	—	10,636
Enel X Midland Photovoltaic, LLC		13,575	20.00%	2,715	—	—	—	2,715
Geumsungsan Wind Power Co., Ltd.		25,117	29.00%	7,284	556	—	—	7,840
KEPCO KPS CARABAO Corp.		(609)	40.00%	(244)	—	—	244	—
Prime Swedish Holding AB		80,748	45.00%	36,336	1,223	—	—	37,559
Goheung New Energy Co., Ltd.		31,818	46.15%	14,684	1,084	—	—	15,768
Gunsan Land Solar Co., Ltd.		40,603	51.94%	21,090	—	—	2,073	23,163
CapMan Lynx SCA, SICAR		(131,471)	50.00%	(65,735)	—	—	65,735	—
International Offshore Power Transmission Holding Company Limited		31,541	35.00%	11,040	(2)	—	—	11,038
Pyeongchang Wind Power Co., Ltd.		20,943	58.00%	12,147	—	—	—	12,147
Eumseong Eco Park Co., Ltd.		38,058	29.00%	11,036	577	—	—	11,613
Changwon Nu-ri Energy Co., Ltd.		12,549	61.00%	7,655	3	—	—	7,658
PungBack Wind Farm Corporation		18,041	37.00%	6,675	1,085	—	—	7,760
Trumbull Asset Management, LLC		1,662	78.00%	1,297	—	—	—	1,297
S-Power Chile SpA		1	50.00%	1	158	—	—	159
Seungmun Green Energy		38,620	33.00%	12,745	—	—	—	12,745
Seobusambo highway photovoltaics Co., Ltd.		4,137	80.00%	3,309	—	—	—	3,309
Yangyang Suri Wind Power Co., Ltd.		29,801	29.00%	8,643	—	—	—	8,643

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2023 and 2024 are as follows, continued:

2024
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Joint ventures>
KEPCO for Power Company	￦	29,843	60.00%	17,906	—	—	—	17,906
Taebaek Wind Power Co., Ltd.		24,599	60.00%	14,759	—	—	—	14,759
Jeonju Bio Green Energy Co., Ltd.		3,949	65.00%	2,566	—	—	—	2,566
Kumyang Eco Park Co., Ltd.		13,051	29.00%	3,785	56	—	—	3,841
Jeongeup Green Power Co., Ltd.		15,979	44.86%	7,167	1,679	—	—	8,846
Hadong E-factory Co., Ltd.		1,127	29.99%	338	6	—	—	344
Namyangju Combined Heat and Power Co., Ltd.		73,575	70.10%	51,575	193	—	—	51,768
Samchuck		19,128	25.54%	4,885	—	—	(4,885)	—
Wadi Noor Solar Power Company SAOC		11,268	50.00%	5,634	9	(4,251)	—	1,392
Fairhaven Energy Storage LLC		1,989	35.00%	696	—	—	(696)	—
Rutile BESS Holdings, LLC		3	50.00%	1	—	—	—	1
Trumbull Development Partners, LLC		539,370	56.23%	303,288	52,091	—	—	355,379
Imha Floating Photovoltaic Power Plant Inc.		12,866	49.00%	6,305	46	—	—	6,351
EDFR KOWEPO AJBAN PV HOLDING LIMITED		170	50.00%	85	—	—	—	85
Roof One Energy Co., Ltd.		4,096	48.00%	1,966	34	—	—	2,000

(*)	The percentage of ownership shown above is an effective percentage of ownership including the treasury stocks and others.

(6)	As of December 31, 2023 and 2024, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

		2023		2024
		Unrecognized equity interest	Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest

		In millions of won
Eurasia Energy Holdings	￦	(203)	—	—	—
Boim Combined Heat and Power Generation Co., Ltd.		937	27,954	769	28,723
Samcheok Eco Materials Co., Ltd.		3,625	4,431	895	5,326
Naepo Green Energy Co., Ltd.		(14,956)	—	—	—
Barakah One Company		46,746	140,719	33,994	174,713
Pioneer Gas Power Limited (*)		19,835	76,712	—	—
Bigeum Resident Photovoltaic Power Co., Ltd.		(460)	—	—	—
KAPES, Inc.		(145)	3,015	916	3,931
ITR Co., Ltd.		(4)	1	14	15
SEP Co., Ltd.		1	15	—	15
International Offshore Power Transmission Holding Company Limited		(23,378)	—	—	—
Noeul Green Energy Co., Ltd.		(258)	5,212	(1,377)	3,835
Gangneung Eco Power Co., Ltd.		(14)	—	—	—
PlatformN. Co., Ltd.		62	62	(44)	18
KEPCO KPS CARABAO Corp.		37	37	207	244
Bitsolar Energy Co., Ltd.		—	—	1,264	1,264
Green Energy Electricity Generation Co., Ltd.		—	—	396	396
O2&B Global Co., Ltd.		—	—	6	6
Pulau Indah O&M Sdn. Bhd.		—	—	1	1
Foresight Iberian Solar Group Holding, S.L.		—	—	4,395	4,395
Green Radiation Co., Ltd.,		—	—	11	11
Hoenggye Renewable Energy Co., Ltd.,		—	—	266	266
CapMan Lynx SCA, SICAR		—	—	31,090	31,090

(*)	For the year ended December 31, 2024, the investment therein was reclassified from investment in an associate to a financial asset measured at fair value through other comprehensive income.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2024, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Taebaek Wind Power Co., Ltd.
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

(ii)	Pyeongchang Wind Power Co., Ltd.
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

(iii)	Daeryun Power Co., Ltd.
The Company reserves the right to participate in the transfer of shares in Daeryun Power Co., Ltd. on the same terms as Daeryun E&S Co., Ltd., if Daeryun E&S Co., Ltd. wishes to transfer its shares in Daeryun Power Co., Ltd.

(iv)	Daegu Green Power Co., Ltd.
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

(v)	Yeonggwang Wind Power Co., Ltd.
In case the Company intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Company.

( vi)	Hyundai Green Power Co., Ltd.
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

(vii)	Omisan Wind Power Co., Ltd.
The Company has the right to claim Unison Co., Ltd. to transfer its shares in Omisan Wind Power Co., Ltd. either as a whole or as a part after the completion of the power generation complex, and if the Company exercises its right to claim transfer, Unison Co., Ltd. is obliged to transfer such shares at fair value to the Company or a third party designated by the Company.

(viii)	Geumsungsan Wind Power Co., Ltd.
The Company has a right to purchase shares owned by Daemyung Energy Co., Ltd., within the range of
18
%, for
3
years after the commencement of the operation.

(ix)	Seungmun Green Energy
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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2024, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(x)	Taebaek Guinemi Wind Power Co., Ltd.
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

(xi)	HORANG ENERGY Inc.
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

(xii)	Namyangju Combined Heat and Power Co., Ltd.
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

(xiii)	Jeongeup Green Power Co., Ltd.
The Company has the right to acquire the shares held by M Eco Co., Ltd. at fair value on the date when it has been third, seventh, and tenth year from the beginning date of commercial operation. However, if M Eco Co., Ltd. transfers its shares to the entity holding the majority of shares in M Eco Co., Ltd., its right to transfer shares to the shareholder prevails the Company’s right to acquire shares from M Eco Co., Ltd.

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures as of December 31, 2024 are as follows:

Company	Nature and extent of any significant restrictions

Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

Daeryun Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior consent of the financial institutions.

KNH Solar Co., Ltd.	Shares cannot be wholly or partially transferred without the prior written consent of other shareholders.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without the prior written consent of other shareholders.

Naepo Green Energy Co., Ltd.	Dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of interested parties. All or part of the stocks held cannot be transferred without the written consent of the financial institution and if the conditions for the O&M utilization rate are not met or if a payment deferment is necessary due to the fulfillment of the obligation to provide funds, the contract amount will be paid in a subordinated order.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures as of December 31, 2024 are as follows, continued:

Company	Nature and extent of any significant restrictions

Solaseado Solar Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of other stakeholders including shareholders and financial institutions.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the written consent of the other shareholders.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and consent of the financial institutions is obtained. Also, shares cannot be wholly or partially transferred without the written consent of the financial institutions.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Diego de Almagro Solar SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the payment conditions are satisfied.

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

DE Energia SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when prior written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures as of December 31, 2024 are as follows, continued:

Company	Nature and extent of any significant restrictions

Bitsolar Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Omisan Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without the consent of the stakeholders including other shareholders financial institutions. Also, either of Korea Southern Power Co., Ltd., a subsidiary of the Company, and Unison Co., Ltd. shall not transfer their shares to others wholly or partially until 4 years have passed from the completion of power complex without the written consent from the other party. In case the shares of each party become less than 10% of outstanding shares after the transfer, it also requires the written consent from the other party.

Yangyang Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Industrial Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Geumsungsan Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred for 3 years after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

KPE green energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Cheongju Eco Park Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied, or permitted by related financing contracts, or prior written consent of financial institutions is obtained.

Goheung New Energy Co., Ltd.	Payment of dividends or repayment of loans such as subordinated loans to the investors can only be made when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained.

Seungmun Green Energy	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Trumbull Asset Management, LLC	Shares cannot be either wholly or partially transferred without the consent of the stakeholders.

HORANG ENERGY Inc.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred before three years have passed after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

Yanggu Floating Photovoltaic Power Plant Inc.	Payment of dividends or repayment of loans such as subordinated loans to the investors can be made only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Hoenggye Renewable Energy Co., Ltd.	Dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained.

Daegu Photovoltaic Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of financial institutions is obtained.

Dongducheon Dream Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid only when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior consent of the stakeholders.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures as of December 31, 2024 are as follows, continued:

Company	Nature and extent of any significant restrictions

Shin Pyeongtaek Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Seoroseoro Sunny Power Plant Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Anjwa Smart Farm & Solar City Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Muan Solar Park Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

YuDang Solar Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haemodum Solar Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

Cheongna Energy Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

Hapcheon Floating Photovoltaic Power Plant Inc.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Yeongwol Eco Wind Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Gurae Resident Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Gunsan Land Solar Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained. When the internal rate of return defined in shareholders’ agreement is met, any excessive dividend income must be provided to Gunsan City.

Eumseong Eco Park Co., Ltd.	Dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

PungBack Wind Farm Corporation	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Seobusambo highway photovoltaics Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haman Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained or prior written consent of financial institutions is obtained. In addition, the Company cannot transfer all or part of its shares without the consent of other shareholders until five years have elapsed from the date of issuance of the acquisition notice after the comprehensive completion of the EPC contract for the project, and shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures as of December 31, 2024 are as follows, continued:

Company	Nature and extent of any significant restrictions

Jeongeup Green Power Co., Ltd.	Dividends to investors are only possible when the conditions in the loan agreement are met or prior written consent from the financial institution is obtained, and subordinated loans cannot be paid to investors before the loan principal and interest are fully repaid. Additionally, all or part of the shares held cannot be transferred without the consent of other shareholders before the commencement of commercial operation of this business. The entity’s stocks may not be transferred to a third party or otherwise disposed of in a manner not permitted in the financial documents without the prior written consent of the agent bank.

Nepal Water & Energy Development Company Private Limited	The Company must maintain a minimum percentage of ownership (50%) until the project completion date and thereafter.

Goseong Green Power Co., Ltd.	The Company cannot transfer all or part of its shares without the consent of stakeholders until three years have passed since the start of commercial operation of the business.

Gangneung Eco Power Co., Ltd.	The Company cannot transfer all or part of its shares without the consent of stakeholders until three years have passed since the start of commercial operation of the business.

S-Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior consent of the stakeholders is obtained.

South Jamaica Power Company Limited	Dividends can be paid only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Rutile BESS Holdings, LLC	Shares cannot be either wholly or partially transferred without prior written consent of other stakeholders.

Kumyang Eco Park Co., Ltd.	Dividends and payables from settlement for renewable energy certificates can only be paid when all conditions of the loan agreement are satisfied or a prior written consent of financial institutions is obtained.

HyChangwon Fuel Cell. Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. In addition, the Company cannot transfer all or part of its shares until five years have elapsed from the date of issuance of the acquisition notice. Shares cannot be wholly or partially transferred without obtaining prior written consent of the financial institutions.

Roof One Energy Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be wholly or partially transferred without obtaining prior consent of the stakeholders.

Amaala Sustainable Company for Energy LLC	Dividends may be payable only when all conditions prescribed in the loan agreement between Amaala Sustainable Company for Energy LLC and financial institution are satisfied.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of December 31, 2023 and 2024 are as follows:

		2023
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
		In millions of won

Land	￦	14,426,253	(27,404)	—	(28,165)	14,370,684
Buildings		25,236,830	(46,227)	(11,870,875)	(5,751)	13,313,977
Structures		86,010,823	(157,881)	(35,111,297)	(9,525)	50,732,120
Machinery		113,735,035	(119,824)	(59,381,603)	(536,386)	53,697,222
Ships		17,845	—	(5,480)	—	12,365
Vehicles		421,349	(2,837)	(337,859)	(116)	80,537
Equipment		2,341,242	(5,932)	(1,909,992)	(375)	424,943
Tools		1,354,532	(62)	(1,190,057)	(1)	164,412
Construction-in-progress		32,031,297	(173,474)	—	(22,795)	31,835,028
Right-of-use assets		6,041,794	—	(2,678,051)	—	3,363,743
Asset retirement costs		17,007,088	—	(7,127,091)	(146,423)	9,733,574
Others		16,255,667	—	(14,108,737)	—	2,146,930

	￦	314,879,755	(533,641)	(133,721,042)	(749,537)	179,875,535

		2024
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
		In millions of won

Land	￦	14,577,296	(27,403)	—	(29,241)	14,520,652
Buildings		26,217,223	(41,718)	(12,812,659)	(7,103)	13,355,743
Structures		89,573,695	(149,737)	(37,762,078)	(18,678)	51,643,202
Machinery		122,610,077	(105,546)	(65,120,941)	(533,405)	56,850,185
Ships		17,870	—	(7,336)	—	10,534
Vehicles		452,812	(2,745)	(371,245)	(116)	78,706
Equipment		2,512,223	(3,915)	(2,073,752)	(375)	434,181
Tools		1,428,994	(1,306)	(1,255,257)	(1)	172,430
Construction-in-progress		31,307,153	(223,566)	—	(22,795)	31,060,792
Right-of-use assets		6,031,076	—	(2,984,680)	—	3,046,396
Asset retirement costs		18,283,796	—	(8,388,929)	(146,423)	9,748,444
Others		17,198,254	—	(15,136,756)	—	2,061,498

	￦	330,210,469	(555,936)	(145,913,633)	(758,137)	182,982,763

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2023 and 2024 are as follows:

		2023
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment (*)	Others	Ending balance
		In millions of won

Land	￦	14,270,937	23,519	(15,302)	—	—	118,934	14,398,088
(Government grants)		(27,405)	—	1	—	—	—	(27,404)
Buildings		13,292,200	3,706	(6,221)	(938,549)	—	1,009,068	13,360,204
(Government grants)		(50,437)	—	—	5,070	—	(860)	(46,227)
Structures		50,449,235	18,486	(311,877)	(2,828,065)	—	3,562,222	50,890,001
(Government grants)		(165,608)	—	1,611	9,562	—	(3,446)	(157,881)
Machinery		54,191,785	184,532	(195,673)	(6,062,471)	(6,331)	5,705,204	53,817,046
(Government grants)		(127,126)	—	1,230	17,413	—	(11,341)	(119,824)
Ships		13,476	—	—	(1,812)	—	701	12,365
Vehicles		87,687	5,778	(76)	(40,760)	—	30,745	83,374
(Government grants)		(2,045)	—	—	960	—	(1,752)	(2,837)
Equipment		435,741	62,291	(264)	(206,894)	—	140,001	430,875
(Government grants)		(6,608)	—	—	2,011	—	(1,335)	(5,932)
Tools		178,501	30,598	(364)	(78,487)	—	34,226	164,474
(Government grants)		(99)	—	—	38	—	(1)	(62)
Construction-in-progress		28,041,471	14,069,968	(1,511)	—	(10,700)	(10,090,726)	32,008,502
(Government grants)		(135,926)	5,544	—	—	—	(43,092)	(173,474)
Right-of-use assets		3,711,125	261,862	(2,613)	(536,517)	—	(70,114)	3,363,743
Asset retirement costs		11,288,967	—	—	(1,251,446)	—	(303,947)	9,733,574
Others		2,419,437	1,290	—	(958,649)	—	684,852	2,146,930

	￦	177,865,308	14,667,574	(531,059)	(12,868,596)	(17,031)	759,339	179,875,535

(*)
The Company calculated the actual damage in relation to the fire incident at Taean IGCC gas refinery in January 2023, and recognized ￦6,331 million as an impairment loss. In addition, as the recoverable amount of construction-in-progress of Guam Ukudu Power LLC, a subsidiary of the Group, is less than the book value, ￦10,700 million was recognized as an impairment loss for the year ended December 31, 2023.

		2024
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
		In millions of won

Land	￦	14,398,088	28,390	(38,162)	—	—	159,739	14,548,055
(Government grants)		(27,404)	—	1	—	—	—	(27,403)
Buildings		13,360,204	3,767	(13,366)	(984,288)	(1,351)	1,032,495	13,397,461
(Government grants)		(46,227)	—	—	4,508	—	1	(41,718)
Structures		50,890,001	16,201	(303,046)	(2,873,012)	(9,154)	4,071,949	51,792,939
(Government grants)		(157,881)	—	1,330	9,458	—	(2,644)	(149,737)
Machinery		53,817,046	341,652	(199,670)	(6,311,423)	(735)	9,308,861	56,955,731
(Government grants)		(119,824)	—	522	16,076	—	(2,320)	(105,546)
Ships		12,365	—	—	(1,865)	—	34	10,534
Vehicles		83,374	4,311	(223)	(43,837)	—	37,826	81,451
(Government grants)		(2,837)	—	8	1,233	—	(1,149)	(2,745)
Equipment		430,875	84,020	(236)	(210,376)	—	133,813	438,096
(Government grants)		(5,932)	—	—	2,118	—	(101)	(3,915)
Tools		164,474	32,825	(68)	(82,603)	—	59,108	173,736
(Government grants)		(62)	—	—	341	—	(1,585)	(1,306)
Construction-in-progress		32,008,502	14,335,323	—	—	—	(15,059,467)	31,284,358
(Government grants)		(173,474)	6,806	75	—	—	(56,973)	(223,566)
Right-of-use assets		3,363,743	132,495	(2,252)	(538,995)	—	91,405	3,046,396
Asset retirement costs		9,733,574	—	—	(1,809,280)	—	1,824,150	9,748,444
Others		2,146,930	1,704	—	(1,011,161)	—	924,025	2,061,498

	￦	179,875,535	14,987,494	(555,087)	(13,833,106)	(11,240)	2,519,167	182,982,763

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2023 and 2024 are as follows, continued:

(3)
For the year ended December 31, 2024, the Company’s subsidiaries including Korea Hydro & Nuclear Power Co., Ltd. have recognized proceeds and costs from selling items produced before its intended use, by accounting ￦101,609 million (￦38,149 million for the year ended December 31, 2023) as revenue and ￦77,549 million (￦45,578 million for the year ended December 31, 2023) as expense in profit or loss.

19.	Investment Properties

(1)	Investment properties as of December 31, 2023 and 2024 are as follows:

		2023
		Acquisition cost	Government grants	Accumulated depreciation	Book value

		In millions of won
Land	￦	172,594	—	—	172,594
Buildings		20,043	(22)	(7,088)	12,933

	￦	192,637	(22)	(7,088)	185,527

		2024
		Acquisition cost	Government grants	Accumulated depreciation	Book value

		In millions of won
Land	￦	210,509	—	—	210,509
Buildings		32,517	(22)	(14,020)	18,475

	￦	243,026	(22)	(14,020)	228,984

(2)	Changes in investment properties for the years ended December 31, 2023 and 2024 are as follows:

		2023
		Beginning balance	Disposal	Depreciation	Others	Ending balance

		In millions of won
Land	￦	194,417	—	—	(21,823)	172,594
Buildings		13,890	—	(494)	(441)	12,955
(Government grants)		(21)	—	1	(2)	(22)

	￦	208,286	—	(493)	(22,266)	185,527

		2024
		Beginning balance	Disposal	Depreciation	Others	Ending balance

		In millions of won
Land	￦	172,594	—	—	37,915	210,509
Buildings		12,955	—	(683)	6,225	18,497
(Government grants)		(22)	—	1	(1)	(22)

	￦	185,527	—	(682)	44,139	228,984

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for the years ended December 31, 2023 and 2024 are as follows:

		2023	2024

		In millions of won
Rental income	￦	10,519	11,594
Operating and maintenance expenses related to rental income		(507)	(716)

	￦	10,012	10,878

(4)	Fair value of investment properties as of December 31, 2023 and 2024 are as follows:

		2023		2024

		Book value	Fair value	Book value	Fair value
		In millions of won
Land	￦	172,594	258,478	210,509	337,379
Buildings		12,933	13,437	18,475	19,094

	￦	185,527	271,915	228,984	356,473

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

(5)	All of the Company’s investment properties are held under freehold interests.

20.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the years ended December 31, 2022, 2023 and 2024 are as follows:

		2022
		Beginning balance	Increase (decrease) (*)	Recognized as revenue	Ending balance

		In millions of won
Nuclear power plant construction in overseas and others	￦	2,783,935	3,457,964	(646,953)	5,594,946

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

20.	Construction Contracts, Continued

(1)	Changes in total contract amount in which revenue is not yet recognized for the years ended December 31, 2022, 2023 and 2024 are as follows, continued:

		2024
		Beginning balance	Increase (decrease) (*)	Recognized as revenue	Ending balance

		In millions of won
Nuclear power plant construction in overseas and others	￦	5,795,600	1,190,281	(849,108)	6,136,773

(*)
For the year ended December 31, 2024, the increased balance of contracts from new orders is ￦1,299,281 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ￦109,000 million.

(2)	Accumulated earned revenue, expense and others related to the Company’s construction contracts in progress as of December 31, 2023 and 2024 are as follows:

		2023
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts

		In millions of won
Nuclear power plant construction in overseas and others	￦	22,996,785	22,382,628	614,157	74,253

		2024
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts

		In millions of won
Nuclear power plant construction in overseas and others	￦	24,255,432	24,008,579	246,853	80,069

(3)	Gross amount due from customers recognized as contract assets and due to customers recognized as contract liabilities for contract work as of December 31, 2023 and 2024 are as follows:

		2023		2024
		Contract assets (*1)	Contract liabilities (*2)	Contract assets (*1)	Contract liabilities (*2)

		In millions of won
Nuclear power plant construction in overseas and others	￦	183,204	270,789	1,159,085	161,778

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.

(*2)
Included in
non-financial
liabilities as advance received in the consolidated statements of financial position. The revenue recognized on December 31, 2024 from the amounts included in contract liabilities at the end of the prior year is ￦247,819 million.

(4)
The Company is in discussions with the contracting parties about the extension of construction period and liquidated damages for the UAE nuclear power plant project. The Company has estimated the probable economic benefit outflow resulting from these discussions related to prolongation costs and has recognized such amounts as provision.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of December 31, 2023 and 2024 are as follows:

		2023
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value

		In millions of won
Software	￦	1,083,537	(413)	(885,677)	(19)	197,428
Copyrights, patents rights and other industrial rights		105,827	—	(73,158)	(9,178)	23,491
Mining rights		643,625	—	(57,549)	(553,911)	32,165
Development expenditures		966,530	(2,121)	(911,096)	—	53,313
Intangible assets under development		94,916	(2,458)	—	(8,903)	83,555
Usage rights of donated assets and others		592,739	—	(447,352)	(136)	145,251
Leasehold rights		28,185	—	(24,256)	—	3,929
Greenhouse gas emissions rights		107,086	—	—	—	107,086
Others		599,958	(322)	(199,865)	(12,005)	387,766

	￦	4,222,403	(5,314)	(2,598,953)	(584,152)	1,033,984

		2024
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value

		In millions of won
Software	￦	1,156,641	(844)	(976,633)	(19)	179,145
Copyrights, patents rights and other industrial rights		107,040	—	(71,231)	(9,178)	26,631
Mining rights		670,083	—	(66,938)	(573,723)	29,422
Development expenditures		1,011,550	(939)	(937,877)	—	72,734
Intangible assets under development		96,544	(3,473)	—	(8,903)	84,168
Usage rights of donated assets and others		592,680	—	(459,165)	(136)	133,379
Leasehold rights		28,185	—	(25,216)	(538)	2,431
Greenhouse gas emissions rights		135,534	—	—	—	135,534
Others		620,366	(229)	(224,410)	(12,253)	383,474

	￦	4,418,623	(5,485)	(2,761,470)	(604,750)	1,046,918

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the years ended December 31, 2023 and 2024 are as follows:

		2023
		Beginning balance	Acquisition	Disposal	Amortization	Impairment	Others	Ending balance

		In millions of won
Software	￦	203,007	12,837	(18)	(86,174)	—	68,189	197,841
(Government grants)		(174)	—	—	85	—	(324)	(413)
Copyrights, patents rights and other industrial rights		28,013	319	(70)	(4,918)	(180)	327	23,491
Mining rights		38,525	2,164	—	(10,289)	—	1,765	32,165
Development expenditures		54,505	—	—	(25,614)	—	26,543	55,434
(Government grants)		(3,477)	—	—	1,356	—	—	(2,121)
Intangible assets under development		67,722	51,282	—	—	—	(32,991)	86,013
(Government grants)		(2,108)	—	—	—	—	(350)	(2,458)
Usage rights of donated assets and others		157,143	—	—	(11,857)	—	(35)	145,251
Leasehold rights		4,888	—	—	(959)	—	—	3,929
Greenhouse gas emissions rights		43,960	8,577	(1)	(2)	—	54,552	107,086
Others		364,727	4,136	(119)	(24,895)	(103)	44,342	388,088
(Government grants)		(67)	—	—	93	—	(348)	(322)

	￦	956,664	79,315	(208)	(163,174)	(283)	161,670	1,033,984

		2024
		Beginning balance	Acquisition	Disposal	Amortization	Impairment	Others	Ending balance

		In millions of won
Software	￦	197,841	18,249	(4)	(88,985)	—	52,888	179,989
(Government grants)		(413)	—	—	229	—	(660)	(844)
Copyrights, patents rights and other industrial rights		23,491	576	(44)	(4,846)	—	7,454	26,631
Mining rights		32,165	—	(100)	(5,798)	—	3,155	29,422
Development expenditures		55,434	—	—	(25,830)	—	44,069	73,673
(Government grants)		(2,121)	—	—	1,364	—	(182)	(939)
Intangible assets under development		86,013	69,878	—	(14)	—	(68,236)	87,641
(Government grants)		(2,458)	—	—	—	—	(1,015)	(3,473)
Usage rights of donated assets and others		145,251	36	—	(11,903)	—	(5)	133,379
Leasehold rights		3,929	—	—	(960)	(538)	—	2,431
Greenhouse gas emissions rights		107,086	123	—	(416)	—	28,741	135,534
Others		388,088	3,997	(394)	(26,501)	(364)	18,877	383,703
(Government grants)		(322)	—	—	93	—	—	(229)

	￦	1,033,984	92,859	(542)	(163,567)	(902)	85,086	1,046,918

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of December 31, 2023 and 2024 are as follows:

2023
Type	Description	Currency	Amount	Remaining useful lives

	In millions of won and thousands of Australian dollars
Software	S/4HANA ERP license	KRW	5,742	3 years and 11 months
Copyrights, patents rights and other industrial rights	Contributions to APR NRC DC	KRW	16,697	4 years
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	13,235	2 years and 11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	6,853	6 years and 6 months
Others	Occupancy and use of public waters	KRW	70,800	13 years and 1 month
	Greenhouse gas emissions rights	KRW	107,086	—
	Business rights	KRW	148,964	25 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

2024
Type	Description	Currency	Amount	Remaining useful lives

	In millions of won and thousands of Australian dollars
Software	S/4HANA ERP license	KRW	4,276	2 years and 11 months
Copyrights, patents rights and other industrial rights	Contributions to APR NRC DC	KRW	12,523	3 years
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	8,697	1 year and 11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	5,799	5 years and 6 months
Others	Occupancy and use of public waters	KRW	65,389	12 years and 1 month
	Greenhouse gas emissions rights	KRW	135,534	—
	Business rights	KRW	143,216	24 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)	For the years ended December 31, 2022, 2023 and 2024, the Company recognized research and development expenses of ￦ 727,810 million, ￦ 717,561 million and ￦ 773,931, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

22.	Trade and Other Payables
Trade and other payables as of December 31, 2023 and 2024 are as follows:

		2023		2024
		Current	Non-current	Current	Non-current

		In millions of won
Trade payables	￦	4,341,482	—	4,494,504	—
Non-trade payables		2,140,906	1,716,345	2,224,036	1,432,421
Accrued expenses		1,859,765	23,148	1,983,697	22,259
Leasehold deposits received		2,548	1,042	3,211	3,237
Other deposits received		127,933	33,723	97,276	45,012
Lease liabilities		612,765	3,195,115	603,492	3,095,964
Dividends payable		4,574	—	5,063	—
Others(*)		—	12,584	36	10,348

	￦	9,089,973	4,981,957	9,411,315	4,609,241

(*) Details of others as of December 31, 2023 and 2024 are as follows:

		2023		2024
		Current	Non-current	Current	Non-current

		In millions of won
Advance received from local governments	￦	—	3,069	—	2,689
Others		—	9,515	36	7,659

	￦	—	12,584	36	10,348

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of December 31, 2023 and 2024 are as follows:

		2023	2024

		In millions of won
Current liabilities
Short-term borrowings	￦	10,667,335	9,122,792
Current portion of long-term borrowings		5,780,638	8,434,330
Current portion of debt securities		24,681,439	26,908,467
Less: Current portion of discount on long-term borrowings		(1,152)	(16,537)
Less: Current portion of discount on debt securities		(7,176)	(7,100)
Add: Current portion of premium on debt securities		263	—

		41,121,347	44,441,952

Non-current liabilities
Long-term borrowings		3,407,514	3,153,867
Debt securities		89,293,561	85,149,391
Less: Discount on long-term borrowings		(14,683)	(35,071)
Less: Discount on debt securities		(175,909)	(176,739)

		92,510,483	88,091,448

	￦	133,631,830	132,533,400

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

23.	Borrowings and Debt Securities, Continued

(2)	Repayment schedule of borrowings and debt securities as of December 31, 2023 and 2024 are as follows:

2023
Type		Borrowings	Debt Securities

		In millions of won
Less than 1 year	￦	16,447,973	24,681,439
1~ 5 years		1,649,696	64,342,617
Over 5 years		1,757,818	24,950,944

	￦	19,855,487	113,975,000

2024
Type		Borrowings	Debt Securities

		In millions of won
Less than 1 year	￦	17,557,122	26,908,467
1~ 5 years		1,488,840	63,087,182
Over 5 years		1,665,027	22,062,209

	￦	20,710,989	112,057,858

(3)	Short-term borrowings as of December 31, 2023 and 2024 are as follows:

2023
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency

	In millions of won and thousands of USD
Local short-term borrowings	DB Financial Investment and others	4.00~4.84	2024.01.05 ~2024.12.31	—	￦	6,180,339
Local short-term borrowings	Nonghyup Bank and others	3M CD+0.98~1.12	2024.05.26 ~2024.11.20	—		4,300,000
Local short-term borrowings	Korea Development Bank	Standard overdraft rate+1.06	2024.02.24	—		30,000
Local short-term borrowings	Export-Import Bank of Korea	3M Bank debenture rate+0.34	2024.12.27	—		50,000
Foreign short-term borrowings	Export-Import Bank of Korea	5.49	2024.09.27	USD 40,000		51,576
Foreign short-term borrowings	Kookmin Bank	SOFR(1M)+0.95	2024.02.16	USD 40,000		51,576
Local bank overdraft	Woori Bank and others	Standard overdraft rate+1.37 4.63~5.34	2024.01.05 ~2024.02.23	—		3,844

					￦	10,667,335

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of December 31, 2023 and 2024 are as follows, continued:

2024
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency

	In millions of won and thousands of USD
Local short-term borrowings	Yuanta Securities Co., Ltd. and others	3.27~4.60	2025.01.07 ~2025.12.31	—	￦	4,953,348
Local short-term borrowings	Nonghyup Bank and others	3M CD+ 0.23 ~ 0.65 4.17	2025.01.02 ~2025.11.20	—		3,934,600
Foreign short-term borrowings	Hana Bank	SOFR(1M)+0.90	2025.08.12	USD 40,000		58,800
Local bank overdraft	Korea Development Bank	3.85	2025.04.28	—		100,000
Local bank overdraft	Woori Bank and others	Standard overdraft rate+1.37 4.20	2025.02.21 ~2025.03.28	—		76,044

					￦	9,122,792

(4)	Long-term borrowings as of December 31, 2023 and 2024 are as follows:

2023
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

		In millions of won
Local long-term borrowings
Korea Development Bank	Others	0.50	2024~2044	—	￦	1,758
	Facility	2.60~4.94	2025~2042	—		53,052
	Facility	CB rate+0.90	2029	—		9,985
	Operating funds	1yr KDB rate+ 0.91	2024	—		40,000
Hana Bank and others	Commercial Paper	3M CD+0.13~ 1.20	2024~2028	—		5,350,000
	Facility	4.60	2028	—		6,558
	Facility	3yr KTB rate -2.50	2028	—		3,156
Export-Import Bank of Korea	Project loans	1.00	2026	—		7,365
	Facility	1.32	2028	—		80,000
	Operating funds	3M Bank debenture rate +0.66	2026	—		40,000
Korea Energy Agency	Development of power resources	3yr KTB rate -2.25 2.25	2024~2028	—		9,176
	Facility	3yr KTB rate-1.50	2024	—		163
	Project loans	—	2033	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		16,825
	Operating funds	6M Bank debenture rate+0.93	2025	—		20,000
	Commercial Paper	3M CD+0.38	2025	—		150,000
	Others	3.95	2034	—		73,425
	Others	Standard overdraft rate+1.00	2034	—		73,425
Kookmin Bank	Facility	1yr Bank debenture rate+0.78 3M CD+1.79~2.10 5.04	2025~2037	—		186,032
Woori Bank	Facility	Standard overdraft rate+1.60 3M CD+1.90 5.04	2034~2042	—		101,172

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2023 and 2024 are as follows, continued:

2023
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

		In millions of won

IBK	Facility	4.00~5.80	2042~2044	—		30,690
Nonghyup Bank	Facility	3M CD+2.00~2.10	2030~2041	—		22,517
Others	Facility	3.50~6.80	2028~2042	—		735,722
	Facility	CB rate+1.10 3M CD+2.10 1.75~3.30	2024~2041	—		51,509
	PF Refinancing	CB rate+1.25	2030	—		6,680
	PF Refinancing	4.10	2030	—		18,556
	Securitized debts (*)	3M CD+1.80	2025	—		52,060
	Others	4.40~7.90	2025~2039	—		113,973
	Others	1.80~4.50	2031~2034	—		49,879

					￦	7,304,875

2023
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

		In millions of won and thousands of foreign currencies
Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744	￦	11,274
Export-Import Bank of Korea and others	Direct Loan and others	6M Synthetic Libor+1.80~3.20	2036	USD 78,347		101,020
	Direct Loan and others	6M Synthetic Libor+2.25~3.70	2027	JOD 62,385		113,390
	Facility	6M Synthetic Libor+1.70~2.50 SOFR(1M)+1.83	2029~2031	USD 120,916		155,909
Korea Development Bank and others	EBL	SOFR(1M)+0.86	2025	USD 142,049		183,157
POSCO E&C and others	Shareholder’s loan	5.60~8.00	2025	USD 10,770		13,887
	Shareholder’s loan	8.00	2031	JOD 5,419		9,850
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2032	JPY 4,350,671		39,707
Woori Bank and others	Syndicated Loan	JPY 6M Tibor+1.84	2032	JPY 2,399,088		21,896
Solar Construction Lending, LLC	Facility	5.00	2025	USD 29,894		38,545
Kiwoom Solar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 40,478		57,745
IFC and others	Facility	SOFR(3M)+1.99 SOFR(6M)+5.00 3M BSBY+1.70 6.05~6.62	2024~2031	USD 655,922		845,746
Hanwha US Solar Private Fund 1 and others	Facility	6.00	2039	USD 60,674		78,233
DBS Bank and others	Facility	1M BBSY+1.40~2.25	2025	AUD 185,086		162,891
Nonghyup Bank and others	Facility	10.40	2039	USD 38,799		50,027

						1,883,277

						9,188,152
Less: Discount on long-term borrowings						(15,835)
Less: Current portion of long-term borrowings						(5,780,638)
Add: Current portion of discount on long-term borrowings						1,152

					￦	3,392,831

F-15
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2023 and 2024 are as follows, continued:

(*)	The main reasons for early repayment of securitized debts as of December 31, 2023 are as follows:

Type	Details
Non-payment of proceeds	Where the consignor fails to pay the principal to the trustee
Guarantees for supplemental funding	Where the consignor fails to fulfill guarantees for supplemental funding
Additional trust obligation	Where the consignor fails to fulfill the additional trust obligation
Event of default	In case the event of default occurs under the ABL loan agreement
The Company is responsible for collateral obligations (fund supplementation) and liability guarantees for entrusted assets.

2024
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

		In millions of won
Local long-term borrowings
Korea Development Bank	Others	0.50	2025~2044	—	￦	1,424
	Facility	2.60~4.94	2025~2042	—		51,960
	Facility	CB rate+0.90	2029	—		9,486
Hana Bank and others	Commercial Paper	3M CD+0.31~1.20	2025~2029	—		7,550,000
	Facility	4.60	2028	—		4,904
	Facility	3yr KTB rate -1.25	2028	—		2,492
Export-Import Bank of Korea	Project loans	1.00	2026	—		4,419
	Facility	1.32	2025~2028	—		64,000
	Operating funds	3M bank debenture rate+0.66	2026	—		50,000
Korea Energy Agency	Development of power resources	3yr KTB rate -2.25 1.75	2025~2028	—		7,494
	Project loans	—	2033	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		13,995
	Operating funds	6M bank debenture rate+0.93~1.03	2025~2027	—		50,000
	Others	3.95	2034	—		67,733
	Others	Standard overdraft rate+1.00	2034	—		67,733
Kookmin Bank	Facility	3M CD+1.79 5.53~5.63	2030~2037	—		167,945
	Operating funds	1yr bank debenture rate+0.78	2025	—		20,000
Woori Bank	Facility	3M CD+1.90 5.12~5.61	2034~2042	—		100,071
IBK	Facility	4.00~5.80	2042~2044	—		30,690
Nonghyup Bank	Facility	5.53~5.63	2030~2041	—		36,351
Others	Facility	3.30~6.80	2028~2042	—		801,687
	Facility	CB rate+1.10 2.25~5.63	2028~2041	—		24,517
	PF Refinancing	CB rate+1.25	2030	—		5,726
	PF Refinancing	4.10	2030	—		15,905
	Securitized debts (*)	3M CD+1.80	2025	—		54,236
	Others	4.40~7.90	2025~2039	—		113,362
	Others	2.00~6.15	2031~2034	—		49,826

					￦	9,367,153

F-15
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2023 and 2024 are as follows, continued:

2024
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

		In millions of won and thousands of foreign currencies
Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744	￦	12,853
Export-Import Bank of Korea and others	Direct Loan and others	6M Synthetic Libor+1.80~3.20	2036	USD 72,163		106,080
	Direct Loan and others	6M Synthetic Libor+2.25~3.70	2027	JOD 44,126		91,437
	Facility	SOFR+0.43 SOFR(1M)+1.83	2029~2031	USD 112,672		165,628
Korea Development Bank and others	EBL	SOFR(1M)+0.86	2025	USD 149,592		219,900
POSCO E&C and others	Shareholder’s loan	5.60~8.00	2025~2026	USD 10,145		14,914
	Shareholder’s loan	8.00	2031	JOD 4,853		10,056
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2025~2032	JPY 3,937,987		36,878
Woori Bank and others	Syndicated Loan	JPY 6M Tibor+1.84	2025	JPY 2,178,069		20,397
Solar Construction Lending, LLC	Facility	5.00	2025	USD 28,303		41,605
Kiwoom Solar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 38,139		58,304
IFC and others	Facility	SOFR(3M)+1.60~1.99 SOFR(6M)+5.00 6.19~7.22	2026~2032	USD 772,852		1,136,092
Hanwha US Solar Private Fund 1 and others	Facility	6.00	2038	USD 60,743		89,292
DBS Bank and others	Facility	1M BBSY+1.40~2.25	2025	AUD 178,729		163,301
Nonghyup Bank and others	Facility	10.40	2039	USD 36,943		54,307

						2,221,044

						11,588,197
Less: discount on long-term borrowings						(51,608)
Less: current portion of long-term borrowings						(8,434,330)
Add: current portion of discount on long-term borrowings						16,537

					￦	3,118,796

(*)	The main reasons for early repayment of securitized debts as of December 31, 2024 are as follows:

Type	Details
Non-payment of proceeds	Where the consignor fails to pay the principal to the trustee
Guarantees for supplemental funding	Where the consignor fails to fulfill guarantees for supplemental funding
Additional trust obligation	Where the consignor fails to fulfill the additional trust obligation
Event of default	In case the event of default occurs under the ABL loan agreement
The Company is responsible for collateral obligations (fund supplementation) and liability guarantees for entrusted assets.

F-15
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of December 31, 2023 and 2024 are as follows:

	Issue date	Maturity	Interest rate (%)		2023	2024

	In millions of won
Electricity Bonds	2012.03.27 ~ 2024.12.17	2025.01.03 ~ 2052.04.21	1.43~5.99	￦	67,730,000	63,960,000
Corporate Bonds (*)	2009.10.16 ~ 2024.10.04	2025.01.10 ~ 2054.06.28	1.28~10.00		29,887,353	28,727,353
Corporate Bonds	2021.05.26 ~ 2023.12.28	2041.05.25 ~ 2043.09.15	1.71~3.78		41,578	41,578

					97,658,931	92,728,931
Less: Discount on local debt securities					(54,826)	(51,149)
Less: Current portion of local debt securities					(23,141,584)	(22,621,584)
Add: Current portion of discount on local debt securities					4,712	2,124

				￦	74,467,233	70,058,322

(*)
Among the corporate bonds, each holder of Hee Mang Sunlight Power Co., Ltd.’s private equity bonds, amounting to ￦1,584 million, may exercise the early redemption rights on the 5th year (March 31, 2021) from the date of issuance of the bonds and every year on March 31 thereafter, until the year before the redemption date.

(6)	Foreign debt securities as of December 31, 2023 and 2024 are as follows:

	2023
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency

	In millions of won and thousands of foreign currencies
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	￦	359,357
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		405,796
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		369,955
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		128,940
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		386,820
FY-17	2017.07.25	2027.07.25	3.13	USD 300,000		386,820
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		57,064
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		58,050
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		272,349
FY-19	2019.02.27	2024.02.27	0.13	CHF 200,000		305,364
FY-19	2019.06.24	2024.06.24	2.50	USD 500,000		644,700
FY-19	2019.07.19	2024.07.19~2027.07.19	0.00~0.05	CHF 300,000		458,046
FY-19	2019.10.30	2024.10.30	3M BBSW+0.97	AUD 300,000		264,024
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 342,753		441,946
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		386,820
FY-20	2020.05.06	2025.05.06	1.75	USD 500,000		644,700
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		644,700
FY-20	2020.08.03	2026.02.03	1.00	USD 300,000		386,820
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		580,230
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		644,700
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		386,820
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		386,820
FY-22	2022.04.21	2027.04.21	3.63	USD 300,000		386,820
FY-22	2022.05.06	2025.05.06	3.60	USD 500,000		644,700
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD 800,000		1,031,520
FY-22	2022.06.28	2025.06.28	4.13	USD 300,000		386,820
FY-22	2022.07.27	2027.07.27	4.25	USD 700,000		902,580
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD 800,000		1,031,520
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD 2,350,000		387,891
FY-23	2023.06.07	2030.06.07	4.51	HKD 1,037,000		171,167
FY-23	2023.07.12	2028.07.12	4.88	USD 350,000		451,290
FY-23	2023.07.18	2028.07.18	5.00	USD 500,000		644,700
FY-23	2023.07.31	2026.07.31	5.38	USD 1,000,000		1,289,400
FY-23	2023.09.21	2026.09.21	5.38	USD 300,000		386,820

						16,316,069
Less: Discount on foreign debt securities						(128,259)
Add: Premium on foreign debt securities						263
Less: Current portion of foreign debt securities						(1,539,855)
Add: Current portion of discount on foreign debt securities						2,464
Less: Current portion of premium on foreign debt securities						(263)

					￦	14,650,419

F-15
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of December 31, 2023 and 2024 are as follows, continued:

	2024
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency

	In millions of won and thousands of foreign currencies
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	￦	409,690
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		462,634
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		421,772
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		147,000
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		441,000
FY-17	2017.07.25	2027.07.25	3.13	USD 300,000		441,000
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		61,149
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		59,954
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		312,345
FY-19	2019.07.19	2027.07.19	0.05	CHF 100,000		162,638
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 326,929		480,586
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		441,000
FY-20	2020.05.06	2025.05.06	1.75	USD 500,000		735,000
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		735,000
FY-20	2020.08.03	2026.02.03	1.00	USD 300,000		441,000
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		661,500
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		735,000
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		441,000
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		441,000
FY-22	2022.04.21	2027.04.21	3.63	USD 300,000		441,000
FY-22	2022.05.06	2025.05.06	3.60	USD 500,000		735,000
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD 800,000		1,176,000
FY-22	2022.06.28	2025.06.28	4.13	USD 300,000		441,000
FY-22	2022.07.27	2027.07.27	4.25	USD 700,000		1,029,000
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD 800,000		1,176,000
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD 2,350,000		444,855
FY-23	2023.06.07	2030.06.07	4.51	HKD 1,037,000		196,304
FY-23	2023.07.12	2028.07.12	4.88	USD 350,000		514,500
FY-23	2023.07.18	2028.07.18	5.00	USD 500,000		735,000
FY-23	2023.07.31	2026.07.31	5.38	USD 1,000,000		1,470,000
FY-23	2023.09.21	2026.09.21	5.38	USD 300,000		441,000
FY-24	2024.01.31	2027.01.31	4.88	USD 1,200,000		1,764,000
FY-24	2024.07.29	2029.07.29	4.63	USD 500,000		735,000

						19,328,927
Less: discount on foreign debt securities						(132,690)
Less: current portion of foreign debt securities						(4,286,883)
Add: current portion of discount on foreign debt securities						4,976

					￦	14,914,330

(7)	Changes in borrowings and debt securities for the years ended December 31, 2023 and 2024 are as follows:

		2023			2024
		Borrowings	Debt Securities	Total	Borrowings	Debt Securities	Total
		In millions of won
Beginning balance	￦	15,420,176	105,185,189	120,605,365	19,839,652	113,792,178	133,631,830
Cash flow		4,406,382	8,286,542	12,692,924	604,841	(4,211,164)	(3,606,323)
Effect of exchange rate fluctuations		13,210	322,143	335,353	250,661	2,294,022	2,544,683
Others		(116)	(1,696)	(1,812)	(35,773)	(1,017)	(36,790)

	￦	19,839,652	113,792,178	133,631,830	20,659,381	111,874,019	132,533,400

F-15
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

24.	Leases
Company as a lessee

(1)	Lease contracts
The Company applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ￦172,711 million and ￦152,644 million respectively, as expense for the years ended December 31, 2023 and 2024. The Company also applies the leases of low-value
assets recognition exemption to leases contracts with underlying assets considered to be low value (i.e., approximately less than ￦5 million), and recognized ￦4,659 million and ￦3,121 million respectively, as expense for the years ended December 31, 2023 and 2024. The Company has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of December 31, 2023 and 2024 are as follows:

		2023
		Acquisition cost	Accumulated depreciation	Book value

		In millions of won
Land	￦	937,481	(281,621)	655,860
Buildings		188,017	(97,444)	90,573
Structures		46,573	(9,217)	37,356
Machinery		26,453	(20,510)	5,943
Ships		4,137,168	(1,823,863)	2,313,305
Vehicles		59,208	(33,717)	25,491
Others (*)		646,894	(411,679)	235,215

	￦	6,041,794	(2,678,051)	3,363,743

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

		2024
		Acquisition Cost	Accumulated depreciation	Book value

		In millions of won
Land	￦	1,017,114	(339,512)	677,602
Buildings		214,258	(108,417)	105,841
Structures		52,983	(12,124)	40,859
Machinery		54,654	(27,594)	27,060
Ships		3,946,265	(2,015,172)	1,931,093
Vehicles		59,402	(38,482)	20,920
Others (*)		686,400	(443,379)	243,021

	￦	6,031,076	(2,984,680)	3,046,396

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

F-1
5
9

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

24.	Leases, Continued

(3)	Changes in right-of-use assets for the years ended December 31, 2023 and 2024 are as follows:

		2023
		Beginning balance	Increase	Depreciation	Decrease	Others	Ending balance

		In millions of won
Land	￦	661,799	2,696	(57,461)	(126)	48,952	655,860
Buildings		74,856	24,622	(32,591)	(904)	24,590	90,573
Structures		23,965	49	(2,471)	(273)	16,086	37,356
Machinery		835	—	(94)	—	5,202	5,943
Ships		2,596,863	199,538	(382,298)	—	(100,798)	2,313,305
Vehicles		14,716	21,097	(10,464)	(1,008)	1,150	25,491
Others		338,091	13,860	(51,138)	(302)	(65,296)	235,215

	￦	3,711,125	261,862	(536,517)	(2,613)	(70,114)	3,363,743

		2024
		Beginning balance	Increase	Depreciation	Decrease	Others	Ending balance

		In millions of won
Land	￦	655,860	12,369	(65,245)	(117)	74,735	677,602
Buildings		90,573	61,397	(48,371)	(399)	2,641	105,841
Structures		37,356	4,115	(4,595)	—	3,983	40,859
Machinery		5,943	26,200	(7,083)	—	2,000	27,060
Ships		2,313,305	—	(363,032)	(1,656)	(17,524)	1,931,093
Vehicles		25,491	11,042	(14,167)	(77)	(1,369)	20,920
Others		235,215	17,372	(36,502)	(3)	26,939	243,021

	￦	3,363,743	132,495	(538,995)	(2,252)	91,405	3,046,396

(4)	Lease liabilities as of December 31, 2023 and 2024 are as follows:

		2023	2024
		In millions of won
Less than 1 year	￦	641,525	632,878
1 ~ 5 years		1,898,845	1,817,340
More than 5 years		1,694,730	1,670,416

		4,235,100	4,120,634
Less: Discount		(427,220)	(421,178)

Present value of lease payment	￦	3,807,880	3,699,456

(5)	The details of the liquidity classification of lease liabilities as of December 31, 2023 and 2024 are as follows:

		2023	2024
		In millions of won
Current lease liabilities	￦	612,765	603,492
Non-current lease liabilities		3,195,115	3,095,964

	￦	3,807,880	3,699,456

F-16
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

24.	Leases, Continued

(6)	Changes in lease liabilities for the years ended December 31, 2023 and 2024 are as follows:

		2023
		Beginning balance	Increase	Decrease	Interest expenses	Others (*)	Ending balance
		In millions of won
Lease liabilities	￦	4,163,143	253,495	(661,665)	87,426	(34,519)	3,807,880

(*)	Including translation effect of foreign currency lease liabilities and others.

		2024
		Beginning balance	Increase	Decrease	Interest expenses	Others (*)	Ending balance
		In millions of won
Lease liabilities	￦	3,807,880	119,161	(695,466)	82,638	385,243	3,699,456

(*)	Including translation effect of foreign currency lease liabilities and others.

(7)	Details of expense relating to lease contracts as lessee for the years ended December 31, 2023 and 2024 are as follows:

		2023	2024
		In millions of won
Depreciation of right-of-use assets	￦	536,517	538,995
Interest expenses of lease liabilities		87,426	82,638
Leases expenses for short-term leases		172,711	152,644
Leases expenses for leases of low-value assets		4,659	3,121
Variable lease payments		62,006	12,420

	￦	863,319	789,818

(8)
The total cash outflow related to the lease contracts, including cash outflows due to short-term leases and leases of low-value
assets, amounts to
￦
901,041 million and
￦
863,651 million, for the years ended December 31, 2023 and 2024, respectively.

Company as a lessor

(1)	Finance lease contracts
The Company entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a
25-year
lease term, and an 89.1MW level Fujeij wind power plant over a
20-year
lease term. In addition, the Company provides
1
6
energy storage system installation projects and
238
energy efficiency contracts as finance leases with a lease term of 2 to 11 years. Also, the Company entered into a PPA with the Comission Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profit and loss related to finance lease for the years ended December 31, 2023 and 2024 are as follows:

		2023	2024
		In millions of won
Finance income on the net investment in the lease	￦	118,695	120,770

F-16
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

24.	Leases, Continued

(3)	Maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of December 31, 2023 and 2024 are as follows:

		2023	2024
		In millions of won
Less than 1 year	￦	189,779	213,300
1 ~ 2 years		182,743	217,747
2 ~ 3 years		179,428	204,867
3 ~ 4 years		178,074	193,379
4 ~ 5 years		168,221	184,436
More than 5 years		1,408,350	1,420,807

		2,306,595	2,434,536
Less: Unearned finance income		(1,057,434)	(1,078,138)

Net investment in the lease (*)	￦	1,249,161	1,356,398

(*)	Including the present value of unguaranteed residual value amounting to ￦25,521 million and ￦31,857 million, as of December 31, 2023 and 2024, respectively.
The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 0.00% up to 17.15% per year as of December 31, 2024. (prior year : 0.00% ~ 17.03%)

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for the years ended December 31, 2023 and 2024 are as follows:

		2023	2024
		In millions of won
Beginning balance	￦	4,505	5,256
Bad debt expense		751	—
Reversal		—	(1)

Ending balance	￦	5,256	5,255

25.	Employment Benefits

(1)	Employment benefit obligations as of December 31, 2023 and 2024 are as follows:

		2023	2024
		In millions of won
Net defined benefit asset	￦	70,187	40,425
Net defined benefit obligations		1,033,409	1,449,837
Other long-term employee benefit obligations		1,911	1,710

(2)	Principal assumptions used for actuarial valuation as of December 31, 2023 and 2024 are as follows:

	2023	2024
Discount rate	4.06%~5.44%	3.38%~5.06%
Future salary and benefit levels	4.82%	4.83%
Weighted average duration	9.52 years	9.89 years

F-16
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

25.	Employment Benefits, Continued

(3)	Details of expense relating to defined benefit plans for the years ended December 31, 2022, 2023 and 2024 are as follows:

		2022	2023	2024
		In millions of won
Current service cost	￦	496,722	373,802	430,308
Interest cost		116,256	190,257	184,169
Expected return on plan assets		(73,484)	(163,074)	(141,108)
Past service cost		125	—	—

	￦	539,619	400,985	473,369

Expenses described above are recognized in those items below in the consolidated financial statements.

		2022	2023	2024
		In millions of won
Cost of sales	￦	404,243	285,209	340,165
Selling and administrative expenses		81,457	73,521	87,815
Others (Construction-in-progress and others)		53,919	42,255	45,389

	￦	539,619	400,985	473,369

In addition, for the years ended December 31, 2022, 2023 and 2024, employee benefit obligations expenses of, ￦101,369 million, ￦85,560 million and ￦87,998 million, respectively, are recognized as cost of sales, and ￦28,301 million, ￦16,012 million and ￦16,221 million, respectively, are recognized as selling and administrative expenses, and ￦14,827 million, ￦15,639 million and ￦15,701 million, respectively, are recognized as construction-in-progress
and others, relates to the Company’s defined contribution plans.

(4)	Details of defined benefit obligations as of December 31, 2023 and 2024 are as follows:

		2023	2024
		In millions of won
Present value of defined benefit obligation from funded plans	￦	4,312,702	4,960,645
Fair value of plan assets		(3,349,480)	(3,551,233)

Net liabilities incurred from defined benefit plans	￦	963,222	1,409,412

(5)	Changes in the present value of defined benefit obligations for the years ended December 31, 2023 and 2024 are as follows:

		2023	2024
		In millions of won
Beginning balance	￦	3,776,715	4,312,702
Current service cost		373,802	430,308
Interest cost		190,257	184,169
Remeasurement component		409,635	425,671
Past service cost		—	—
Actual payments		(437,734)	(392,336)
Others		27	131

Ending balance	￦	4,312,702	4,960,645

F-16
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

25.	Employment Benefits, Continued

(6)	Changes in the fair value of plan assets for the years ended December 31, 2023 and 2024 are as follows:

		2023	2024
		In millions of won
Beginning balance	￦	3,149,414	3,349,480
Expected return		163,074	141,108
Remeasurement component		4,777	(10,030)
Contributions by the employers		188,566	254,763
Actual payments		(156,351)	(184,088)

Ending balance	￦	3,349,480	3,551,233

(7)	Details of the fair value of plan assets as of December 31, 2023 and 2024 are as follows:

		2023	2024
		In millions of won
Equity instruments	￦	5,326	2,308
Debt instruments		697,907	413,522
Bank deposits		611,821	452,158
Others(*)		2,034,426	2,683,245

	￦	3,349,480	3,551,233

(*)	‘Others’ consist of various financial assets managed by external asset management companies.
For the years ended December 31, 2023 and 2024, actual returns on plan assets amounted to ￦167,851 million and ￦131,078 million, respectively.

(8)	Remeasurement components recognized in other comprehensive income (loss) for the years ended December 31, 2023 and 2024 are as follows:

		2023	2024
		In millions of won
Actuarial gain from changes in financial assumptions	￦	429,810	320,582
Experience adjustments, etc.		(20,175)	105,089
Expected return		(4,777)	10,030

	￦	404,858	435,701

Remeasurement components recognized as other comprehensive income or loss are included in retained earnings.
In addition, gain on accumulated remeasurement component amounting to ￦29,229 million and loss on accumulated remeasurement component amounting to ￦95,694 million have been recognized as other comprehensive income or loss as of December 31, 2023 and 2024, respectively.

F-16
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

26.	Provisions

(1)	Provisions as of December 31, 2023 and 2024 are as follows:

		2023		2024
		Current	Non-current	Current	Non-current

		In millions of won
Employment benefits
Provisions for employment benefits	￦	999,691	—	1,093,625	—
Litigation
Litigation provisions		5,299	171,719	9,350	479,071
Decommissioning cost
Nuclear plants		81,684	21,565,203	79,501	23,192,872
Spent fuel		940,585	1,985,149	799,384	2,124,361
Radioactive waste		67,572	1,840,513	84,485	1,677,306
PCBs		—	57,944	—	39,389
Other recovery provisions		—	36,082	—	50,407
Others
Power plant regional support program		130,034	—	130,256	—
Transmission regional support program (*)		256,006	—	302,631	—
Provisions for financial guarantee		25,534	24,458	26,440	4,484
Provisions for RPS		36,074	—	—	—
Provisions for greenhouse gas emissions obligations		18,672	—	156,463	—
Others		92,974	199,976	111,836	269,144

	￦	2,654,125	25,881,044	2,793,971	27,837,034

(*)
The Company recognized ￦38,997 million and ￦46,444 million as of December 31, 2023 and 2024, respectively, as a third-party
reimbursement asset in relation to the provisions on the transmission regional support programs.

F-16
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

26.	Provisions, Continued

(2)	Changes in provisions for the years ended December 31, 2023 and 2024 are as follows:

		2023
		Beginning balance	Increase in provision	Payment	Reversal	Others	Ending balance

		In millions of won
Employment benefits
Provisions for employment benefits	￦	1,045,058	834,102	(877,933)	(1,536)	—	999,691
Litigation
Litigation provisions		181,179	151,189	(67,478)	(87,872)	—	177,018
Decommissioning cost
Nuclear plants		23,035,427	572,379	(62,035)	(1,898,935)	51	21,646,887
Spent fuel		1,426,918	1,877,827	(379,011)	—	—	2,925,734
Radioactive waste		1,990,007	89,054	(86,823)	(84,153)	—	1,908,085
PCBs		88,359	1,699	(17,100)	(15,014)	—	57,944
Other recovery provisions		32,770	1,319	(432)	—	2,425	36,082
Others
Power plant regional support program		144,504	51,814	(66,284)	—	—	130,034
Transmission regional support program		239,235	177,520	(160,749)	—	—	256,006
Provisions for financial guarantee		67,240	10,215	(25,174)	(2,251)	(38)	49,992
Provisions for RPS		24,339	620,855	(609,120)	—	—	36,074
Provisions for greenhouse gas emissions obligations		298,876	77,207	(298,859)	(58,552)	—	18,672
Others		217,781	181,756	(101,601)	(3,816)	(1,170)	292,950

	￦	28,791,693	4,646,936	(2,752,599)	(2,152,129)	1,268	28,535,169

		2024
		Beginning balance	Increase in provision	Payment	Reversal	Others	Ending balance

		In millions of won
Employment benefits
Provisions for employment benefits	￦	999,691	1,226,957	(1,127,746)	(5,379)	102	1,093,625
Litigation
Litigation provisions		177,018	373,328	(26,040)	(35,885)	—	488,421
Decommissioning cost
Nuclear plants		21,646,887	1,692,508	(66,971)	—	(51)	23,272,373
Spent fuel		2,925,734	842,753	(463,388)	(381,354)	—	2,923,745
Radioactive waste		1,908,085	113,342	(56,907)	(202,729)	—	1,761,791
PCBs		57,944	7,049	(25,604)	—	—	39,389
Other recovery provisions		36,082	4,479	(879)	—	10,725	50,407
Others
Power plant regional support program		130,034	55,761	(55,539)	—	—	130,256
Transmission regional support program		256,006	202,882	(156,257)	—	—	302,631
Provisions for financial guarantee		49,992	11,347	(25,723)	(5,086)	394	30,924
Provisions for RPS		36,074	891,143	(862,039)	(65,178)	—	—
Provisions for greenhouse gas emissions obligations		18,672	164,438	(17,659)	(5,611)	(3,377)	156,463
Others		292,950	294,954	(126,693)	(2,441)	(77,790)	380,980

	￦	28,535,169	5,880,941	(3,011,445)	(703,663)	(69,997)	30,631,005

F-16
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

26.	Provisions, Continued

(3)	Greenhouse gas emissions rights and obligations:

(i)	Allowances received free of charge from the government for each planned period as of December 31, 2024 are as follows:

	3rd planned period
	2021	2022	2023	2024	2025	Total

	In ten thousands of tons(tCO2-eq)
Allowances received free of charge from the government	15,362	14,495	14,729	12,103	12,103	68,792

(ii)	Changes in greenhouse gas emissions rights for each of the two years in the period ended December 31, 2024 are as follows:

	3rd commitment period
	2022		2023		2024		2025		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount
			In ten thousands of tons(tCO2-eq), millions of won
Beginning (*)	14,704	192,005	14,204	18,785	8,088	12,884	8,065	12,292	45,061	235,966
Purchase (Sell)	1,315	135,040	707	67,506	73	14,839	—	—	2,095	217,385
Government Submission	(15,972)	(302,918)	(484)	(39,837)	—	—	—	—	(16,456)	(342,755)
Carry Forward (Borrowing)	(45)	(24,127)	(231)	(28,266)	568	79,430	—	—	292	27,037
ETC	(2)	—	—	6,940	—	(7,185)	—	(5,419)	(2)	(5,664)

Ending	—	—	14,196	25,128	8,729	99,968	8,065	6,873	30,990	131,969

(*)	Changes in emission rights due to allowances additionally allocated or cancelled are reflected.

	3rd commitment period
	2023		2024		2025		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount
	In ten thousands of tons(tCO2-eq), millions of won

Beginning (*)	14,829	25,128	11,952	99,968	9,288	6,873	36,069	131,969
Purchase (Sell)	1,536	135,837	1,674	174,991	—	—	3,210	310,828
Government Submission	(14,780)	(39,968)	(657)	(53,727)	—	—	(15,437)	(93,695)
Carry Forward (Borrowing)	(1,585)	(129,188)	1,043	44,430	828	128,417	286	43,659
ETC	—	8,191	—	(53,693)	—	244	—	(45,258)

Ending	—	—	14,012	211,969	10,116	135,534	24,128	347,503

(*)	Changes in emission rights due to allowances additionally allocated or cancelled are reflected.

(iii)	The Company does not have greenhouse gas emissions rights pledged as collateral as of December 31, 2024.

(iv)	The Company does not hold any greenhouse gas emissions rights prepared for generating a profit from short-term fluctuations in price as of December 31, 2024.

(v)	The estimated greenhouse gas emission of the Company for the year ended December 31, 2024 is 14,432 ten thousand tons.

F-16
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

27.	Government Grants

(1)	Government grants as of December 31, 2023 and 2024 are as follows:

		2023	2024

		In millions of won
Land	￦	27,404	27,403
Buildings		46,227	41,718
Structures		157,881	149,737
Machinery		119,824	105,546
Vehicles		2,837	2,745
Equipment		5,932	3,915
Tools		62	1,306
Construction-in-progress		173,474	223,566
Investment properties		22	22
Software		413	844
Development expenditures		2,121	939
Intangible assets under development		2,458	3,473
Other intangible assets		322	229

	￦	538,977	561,443

(2)	Changes in government grants for the years ended December 31, 2023 and 2024 are as follows:

		2023
		Beginning balance	Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Revenue	Others	Ending balance
		In millions of won
Cash	￦	—	57,207	—	—	—	239	(57,446)	—
Land		27,405	—	—	—	(1)	—	—	27,404
Buildings		50,437	—	—	(5,070)	—	—	860	46,227
Structures		165,608	—	—	(9,562)	(1,611)	—	3,446	157,881
Machinery		127,126	—	—	(17,413)	(1,230)	—	11,341	119,824
Vehicles		2,045	—	—	(960)	—	—	1,752	2,837
Equipment		6,608	—	—	(2,011)	—	—	1,335	5,932
Tools		99	—	—	(38)	—	—	1	62
Construction-in-progress		135,926	—	(5,544)	—	—	—	43,092	173,474
Investment properties		21	—	—	(1)	—	—	2	22
Software		174	—	—	(85)	—	—	324	413
Development expenditures		3,477	—	—	(1,356)	—	—	—	2,121
Intangible assets under development		2,108	—	—	—	—	—	350	2,458
Other intangible assets		67	—	—	(93)	—	—	348	322

	￦	521,101	57,207	(5,544)	(36,589)	(2,842)	239	5,405	538,977

F-16
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

27.	Government Grants, Continued

(2)	Changes in government grants for the years ended December 31, 2023 and 2024 are as follows, continued:

		2024
		Beginning balance	Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Revenue	Others	Ending balance
		In millions of won
Cash	￦	—	59,503	—	—	—	4,789	(64,292)	—
Land		27,404	—	—	—	(1)	—	—	27,403
Buildings		46,227	—	—	(4,508)	—	—	(1)	41,718
Structures		157,881	—	—	(9,458)	(1,330)	—	2,644	149,737
Machinery		119,824	—	—	(16,076)	(522)	—	2,320	105,546
Vehicles		2,837	—	—	(1,233)	(8)	—	1,149	2,745
Equipment		5,932	—	—	(2,118)	—	—	101	3,915
Tools		62	—	—	(341)	—	—	1,585	1,306
Construction-in-progress		173,474	—	(6,806)	—	(75)	—	56,973	223,566
Investment properties		22	—	—	(1)	—	—	1	22
Software		413	—	—	(229)	—	—	660	844
Development expenditures		2,121	—	—	(1,364)	—	—	182	939
Intangible assets under development		2,458	—	—	—	—	—	1,015	3,473
Other intangible assets		322	—	—	(93)	—	—	—	229

	￦	538,977	59,503	(6,806)	(35,421)	(1,936)	4,789	2,337	561,443

F-1
6
9

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

27.	Government Grants, Continued

(3)	Changes in government grants for specific business projects for the years ended December 31, 2023 and 2024 are as follows:

					2023
Department	Business Name	Description	Period	Budget	Beginning Balance	Received	Interest	Used	Return	Others	Ending Balance
				In millions of won
Ministry of Trade, Industry and Energy	Temporary electricity bill support for small business owners	Temporary electricity bill support for small business owners	2021.04.01 ~ 2022.06.30	211,235	1,120	—	—	(51)	—	—	1,069
Ministry of Trade, Industry and Energy	Construction of the Integrated Control System for Renewable Energy in Transmission Area	Construction of the Integrated Control System for Renewable Energy in Transmission Area	2022.01.01 ~ 2023.09.30	940	—	798	—	(798)	—	—	—
Ministry of Trade, Industry and Energy	2023 Electricity supply business in rural areas (New Electricity Supply Construction Fees)	Electricity supply business in rural areas (New Electricity Supply Construction Fees)	2023.01.01 ~ 2024.01.31	2	—	35	—	(35)	—	—	—
Ministry of Trade, Industry and Energy	2023 Electricity supply business in rural areas (Reservation of Financial Loans)	Electricity supply business in rural areas (Reservation of Financial Loans)	2023.01.01 ~ 2024.01.31	166	—	166	—	(166)	—	—	—
Ministry of Trade, Industry and Energy	2023 Electricity supply business in rural areas (Support for operational deficits of electricity providers)	Electricity supply business in rural areas (Support for operational deficits of electricity providers)	2023.01.01 ~ 2024.01.31	158,275	—	149,259	—	(149,259)	—	—	—
Ministry of Trade, Industry and Energy	2023 Electricity supply business in rural areas (Technical support for local governments and residents)	Electricity supply business in rural areas (Technical support for local governments and residents)	2023.01.01 ~ 2024.01.31	1,176	—	1,862	—	(1,862)	—	—	—
Ministry of Trade, Industry and Energy	2023 Electricity supply business in rural areas (Support for Losses in Local Government Operations)	Electricity supply business in rural areas (Support for Losses in Local Government Operations)	2023.01.01 ~ 2024.01.31	12,036	—	8,619	—	(8,619)	—	—	—
Ministry of Trade, Industry and Energy	2023 Establishment of eco-friendly microgrid in island areas	Establishment of eco-friendly microgrid in island areas	2023.01.01 ~ 2024.01.31	3,871	—	26,091	—	(26,091)	—	—	—
Ministry of Trade, Industry and Energy	2023 Operating expenses for regional projects around the power plant	Operating expenses for regional projects around the power plant	2023.01.01 ~ 2023.12.31	361	—	51	—	(51)	—	—	—
Ministry of Trade, Industry and Energy	2023 Renewable Energy Generation Difference Support	Renewable Energy Generation Difference Support	2023.01.01 ~ 2023.12.31	78,311	—	69,599	—	(69,599)	—	—	—
Ministry of Trade, Industry and Energy	Energy Cashback	Energy Cashback	2023.01.01 ~ 2023.12.31	2,560	—	2,560	—	(2,560)	—	—	—
Ministry of Trade, Industry and Energy	Safety inspection of general electrical equipment	Safety inspection of general electrical equipment	2023.01.01 ~ 2023.04.18	495	—	635	—	(635)	—	—	—
Ministry of Trade, Industry and Energy	Establishment of Integrated Control System for Renewable Energy in the power distribution sector	Establishment of Integrated Control System for Renewable Energy in the Power Distribution Sector	2023.01.01 ~ 2023.12.31	2,510	—	680	2	(680)	(1,832)	1,832	2
Ministry of Employment and Labor	Support for the installation of workplace daycare centers	Support for the installation of workplace daycare centers	2023.01.01 ~ 2023.12.31	1,491	—	270	—	(270)	—	—	—

F-17
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

27.	Government Grants, Continued

(3)	Changes in government grants for specific business projects for the years ended December 31, 2023 and 2024 are as follows, continued:

					2024
Department	Business Name	Description	Period	Budget	Beginning Balance	Received	Interest	Used	Return	Others	Ending Balance
				In millions of won
Ministry of Trade, Industry and Energy	Temporary electricity bill support for small business owners	Temporary electricity bill support for small business owners	2021.04.01 ~ 2022.06.30	211,235	1,069	—	—	(791)	(278)	—	—
Ministry of Employment and Labor	Support for the installation of workplace daycare centers	Support for the installation of workplace daycare centers	2023.01.01 ~ 2023.12.31	1,491	—	—	1	—	—	—	1
Ministry of Trade, Industry and Energy	Support for underground power line installation	Daebul Industrial Complex Underground Power Line Project (Phase 1) (Subsidy)	2023.12.01 ~ 2025.12.31	3,492	—	3,492	—	(3,492)	—	—	—
Ministry of Trade, Industry and Energy	Construction of the Integrated Control System for Renewable Energy in Transmission Area	Construction of the Integrated Control System for Renewable Energy in Transmission Area	2023.01.01 ~ 2023.12.31	490	—	213	—	(213)	—	—	—
Ministry of Trade, Industry and Energy	Construction of the Integrated Control System for Renewable Energy in Power Distribution Sector	Construction of the Integrated Control System for Renewable Energy in Power Distribution Sector	2023.01.01 ~ 2023.12.31	2,510	2	203	—	(205)	—	—	—
Ministry of SMEs and Startup	Temporary electricity bill support for small business owners	Temporary electricity bill support for small business owners (2024)	2024.02.15 ~ 2024.12.31	178,753	—	156,058	—	(127,984)	—	—	28,074
Ministry of Trade, Industry and Energy	Electricity supply business in rural areas	Electricity supply business in rural areas (Support for Losses in Local Government Operations)	2024.01.01 ~ 2024.12.31	161,429	—	170,276	—	(170,276)	—	—	—
Ministry of Trade, Industry and Energy	Renewable Energy Generation Difference Support	Renewable Energy Generation Difference Support (2024)	2024.01.01 ~ 2024.12.31	52,170	—	51,413	—	(51,413)	—	—	—
Ministry of Trade, Industry and Energy	Operating expenses for regional projects around the power plant	Operating expenses for regional projects around the power plant (2024)	2024.01.02 ~ 2024.12.31	428	—	61	—	(61)	—	—	—
F-17
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

28.	Deferred Revenues
Deferred revenue for the years ended December 31, 2023 and 2024 are as follows which included in current and non-current
non-financial
liabilities in the consolidated statements of financial position:

		2023	2024

		In millions of won
Beginning balance	￦	10,974,845	11,548,855
Increase		1,317,061	2,924,341
Recognized as revenue		(743,051)	(820,631)

Ending balance	￦	11,548,855	13,652,565

29.	Non-financial Liabilities
Non-financial
liabilities as of December 31, 2023 and 2024 are as follows:

		2023		2024
		Current	Non-current	Current	Non-current

		In millions of won
Advance received	￦	5,204,113	288,686	3,531,207	354,218
Unearned revenue		36,716	12,108	37,062	14,910
Deferred revenue		734,825	10,814,030	776,988	12,875,577
Withholdings		259,755	2,369	271,425	2,296
Others		1,646,254	78,807	1,710,459	34,519

	￦	7,881,663	11,196,000	6,327,141	13,281,520

30.	Contributed Capital

(1)	Details of shares issued as of December 31, 2023 and 2024 are as follows:

	2023
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government(*)	Owned by others	Total

	In millions of won except share information
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ￦1,056,176 million is included.

	2024
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government(*)	Owned by others	Total

	In millions of won except share information
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ￦1,056,176 million is included.

F-17
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

30.	Contributed Capital, Continued

(2)	Details in number of outstanding capital stock for the years ended December 31, 2023 and 2024 are as follows.

	2023	2024

	Number of shares
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of December 31, 2023 and 2024 are as follows:

		2023	2024

		In millions of won
Share premium	￦	843,758	843,758

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of December 31, 2023 and 2024 are as follows:

		2023	2024
		In millions of won
Legal reserve (*)	￦	1,604,910	1,604,910
Voluntary reserves		2,812,313	—
Retained earnings (Undisposed deficit) before appropriations		11,921,039	18,523,337

Retained earnings	￦	16,338,262	20,128,247

(*)
The KEPCO Act requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in
capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of December 31, 2023 and 2024 are as follows:

		2023	2024

		In millions of won
Reserve for investment on social overhead capital	￦	2,272,313	—
Reserve for research and human development		330,000	—
Reserve for business expansion		—	—
Reserve for equalizing dividends		210,000	—

	￦	2,812,313	—

F-17
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

31.	Retained Earnings and Dividends Paid, Continued

(3)	Changes in retained earnings for the years ended December 31, 2023 and 2024 are as follows:

		2023	2024

		In millions of won
Beginning balance	￦	21,431,300	16,338,262
Profit (loss) for the year attributed to owners of the controlling company		(4,822,549)	3,491,698
Changes in equity method retained earnings		(27,349)	(6,346)
Remeasurements of defined benefit liability, net of tax		(242,987)	(281,761)
Transfer of revaluation reserve		—	586,394
Others		(153)	—

Ending balance	￦	16,338,262	20,128,247

(4)	Dividends paid for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid

					(In won)
Common shares	641,964,077	—	641,964,077	￦	—	—

	2023
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid

					(In won)
Common shares	641,964,077	—	641,964,077	￦	—	—

	2024
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid

					(In won)
Common shares	641,964,077	—	641,964,077	￦	—	—

(5)	Changes in retained earnings of investments in associates and joint ventures for the years ended December 31, 2023 and 2024 are as follows:

		2023	2024

		In millions of won
Beginning balance	￦	16,275	(11,074)
Changes		(27,349)	(6,346)

Ending balance	￦	(11,074)	(17,420)

F-17
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

31.	Retained Earnings and Dividends Paid, Continued

(6)	Changes in remeasurement components related to defined benefit liability for the years ended December 31, 2023 and 2024 are as follows:

		2023	2024

		In millions of won
Beginning balance	￦	614,805	29,229
Changes		(376,121)	(421,327)
Income tax effect		133,134	139,566
Transfer to reserve for business expansion		(342,589)	156,838

Ending balance	￦	29,229	(95,694)

32.	Statements of Appropriation of Retained Earnings (Disposition of Deficit)
For the year ended December 31, 2023, KEPCO’s Deficit was disposed on March 26, 2024. For the year ended December 31, 2024, KEPCO’s deficits are expected to be disposed on March 26, 2025. Statements of disposition of deficit of KEPCO, the controlling company, for the years ended December 31, 2023 and 2024, respectively, are as follows:

		2023	2024

		In millions of won except for dividends per share
I. Unappropriated retained earnings (undisposed deficits)
Unappropriated retained earnings (undisposed deficits) carried over from prior years	￦	—	—
Net income (loss)		(3,249,233)	829,339
Remeasurement of the defined benefit plan		(149,474)	(125,132)

		(3,398,707)	704,207

II. Transfer from voluntary reserves		3,398,707	—

III. Subtotal (I+II)		—	704,207

IV. Appropriation of retained earnings
Dividends		—	(136,738)
Voluntary reserves		—	(567,469)

		—	(704,207)

V. Unappropriated retained earnings (undisposed deficits) to be carried over forward to subsequent year		—	—

33.	Hybrid Bonds
Hybrid bonds classified as equity
(non-controlling
interest) as of December 31, 2023 and 2024 are as follows:

Issuer	Hybrid bond	Issued date	Maturity	Yield (%)		2023	2024

	In millions of won
Korea South-East Power Co., Ltd. (*)	2nd hybrid bond	2012.12.07	2042.12.06	5.10	￦	230,000	230,000
Expense of issuance						(627)	(627)

					￦	229,373	229,373

(*)
Bondholders may not require prepayment in any case, and the Company has a call option to repay all of these bonds on or after
12
years from the date of issuance of the bonds, or on each interest payment date henceforth. In addition, there is a step-up
clause

F-17
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

33.	Hybrid Bonds, Continued

from the date of the initial call option exercise. Although these instruments have contractual maturity dates, the contractual agreements allow the Company to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Company decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds. As of December 7, 2024, the initial call option exercise date, the interest rate increased from
4.44% to 5.10%
due to the application of the step-up clause.

34.	Other Components of Equity

(1)	Other components of equity of the parent as of December 31, 2023 and 2024 are as follows:

		2023	2024
		In millions of won
Other capital surplus	￦	1,600,801	1,600,812
Accumulated other comprehensive income		557,430	1,424,014
Other equity		13,294,972	12,708,585

	￦	15,453,203	15,733,411

(2)	Changes in other capital surplus for the years ended December 31, 2023 and 2024 are as follows:

		2023			2024
		Gains on disposal of treasury stocks	Others	Subtotal	Gains on disposal of treasury stocks	Others	Subtotal
		In millions of won
Beginning balance	￦	387,524	881,045	1,268,569	387,524	1,213,277	1,600,801
Changes in consolidation scope		—	(48)	(48)	—	—	—
Additional paid-in capital and others		—	—	—	—	(7)	(7)
Transactions between consolidated entities		—	332,280	332,280	—	18	18

Ending balance	￦	387,524	1,213,277	1,600,801	387,524	1,213,288	1,600,812

F-17
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

34.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2023 and 2024 are as follows:

		2023
		Financial assets at fair value through other comprehensive income valuation reserve	Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
		In millions of won
Beginning balance	￦	11,510	820,739	(305,620)	(29,653)	496,976
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		(31,665)	—	—	—	(31,665)
Shares in other comprehensive income of associates and joint ventures, net of tax		—	122,994	—	—	122,994
Foreign currency translation of foreign operations, net of tax		—	—	(25,950)	—	(25,950)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	(5,078)	(5,078)
Others		153	—	—	—	153

Ending balance	￦	(20,002)	943,733	(331,570)	(34,731)	557,430

		2024
		Financial assets at fair value through other comprehensive income valuation reserve	Shares in other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
		In millions of won
Beginning balance	￦	(20,002)	943,733	(331,570)	(34,731)	557,430
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		100,759	—	—	—	100,759
Shares in other comprehensive income of associates and joint ventures, net of tax		—	654,225	—	—	654,225
Foreign currency translation of foreign operations, net of tax		—	—	99,624	—	99,624
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	11,976	11,976

Ending balance	￦	80,757	1,597,958	(231,946)	(22,755)	1,424,014

(4)	Other equity as of December 31, 2023 and 2024 are as follows:

		2023	2024
		In millions of won
Statutory revaluation reserve	￦	13,295,098	12,708,704
Changes in other equity		(126)	(119)

	￦	13,294,972	12,708,585

F-17
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

35.	Sales
Details of sales for the years ended December 31, 2022, 2023 and 2024 are as follows:

		2022		2023		2024
		Domestic	Overseas	Domestic	Overseas	Domestic	Overseas
		In millions of won
[Type of goods and services]
Sales of goods	￦	68,578,390	606,079	85,588,151	351,986	90,659,090	359,622
Electricity		66,198,964	—	82,954,778	—	88,889,764	—
Heat supply		489,629	—	440,435	—	363,154	—
Others		1,889,797	606,079	2,192,938	351,986	1,406,172	359,622
Sales related to rendering of services		370,799	343,803	467,661	283,217	482,251	228,194
Sales related to construction services		193,541	453,412	186,996	598,399	145,496	703,612

	￦	69,142,730	1,403,294	86,242,808	1,233,602	91,286,837	1,291,428

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	￦	68,578,390	606,079	85,588,151	351,986	90,659,090	359,622
Performance obligations satisfied over time		564,340	797,215	654,657	881,616	627,747	931,806

	￦	69,142,730	1,403,294	86,242,808	1,233,602	91,286,837	1,291,428

36.	Selling and Administrative Expenses

(1)	Selling and administrative expenses for the years ended December 31, 2022, 2023 and 2024 are as follows:

		2022	2023	2024
		In millions of won
Salaries	￦	1,142,360	1,098,460	1,180,379
Retirement benefit expense		109,758	89,533	104,036
Welfare and benefit expense		155,781	152,836	151,840
Insurance expense		20,835	27,726	30,460
Depreciation		244,676	241,533	231,114
Amortization of intangible assets		85,661	88,648	88,920
Bad debt expense		23,634	62,808	35,232
Commission		420,390	460,644	429,977
Advertising expense		33,739	30,305	32,205
Training expense		7,327	7,900	8,911
Vehicle maintenance expense		10,749	9,044	9,218
Publishing expense		3,732	3,281	2,857
Business promotion expense		3,198	2,559	2,687
Rent expense		47,680	44,807	48,474
Telecommunication expense		7,945	7,813	9,406
Transportation expense		1,012	1,099	1,108
Taxes and dues		122,177	112,449	98,714
Expendable supplies expense		9,617	7,252	6,976
Water, light and heating expense		17,950	16,207	15,009
Repairs and maintenance expense		152,449	154,062	197,942
Ordinary development expense		213,932	217,319	217,975
Travel expense		16,062	16,265	18,726
Clothing expense		13,044	10,450	11,216
Survey and analysis expense		1,126	1,068	871
Membership fee		1,469	1,503	1,709
Others		143,119	196,011	134,064

	￦	3,009,422	3,061,582	3,070,026

F-17
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

36.	Selling and Administrative Expenses, Continued

(2)	Details of “others” included in selling and administrative expenses for the years ended December 31, 2022, 2023 and 2024 are as follows:

		2022	2023	2024
		In millions of won
Accommodation development expenses	￦	56,038	49,988	48,902
Miscellaneous wages		31,910	97,474	33,020
Litigation and filing expenses		14,876	19,204	22,578
Compensation for damages		3,116	4,300	7,653
Outsourcing expenses		3,635	3,511	1,368
Reward expenses		2,740	2,770	2,764
Overseas market development expenses		1,376	1,503	1,378
Others		29,428	17,261	16,401

	￦	143,119	196,011	134,064

37.	Other Income and Expenses

(1)	Other income for the years ended December 31, 2022, 2023 and 2024 are as follows:

		2022	2023	2024
		In millions of won
Reversal of other provisions	￦	15,265	79,001	35,317
Reversal of other allowance for doubtful accounts		37	1,941	17,699
Gains on government grants		301	239	4,789
Gains on assets contributed		1,953	24,183	29,968
Gains on liabilities exempted		1,181	854	504
Compensation and reparations revenue		89,638	93,785	84,682
Revenue from foundation fund		3	60	58
Income related to transfer of assets from customers		711,839	743,051	820,631
Rental income		208,064	210,972	204,277
Others		67,208	121,816	100,060

	￦	1,095,489	1,275,902	1,297,985

(2)	Details of “others” included in other income for the years ended December 31, 2022, 2023 and 2024 are as follows:

		2022	2023	2024
		In millions of won
Refund of claim for rectification	￦	701	1,054	1,512
Maintenance income on lease building		125	124	109
Training income		1,684	1,946	2,486
Deposit redemption		12	100	252
Reversal of expenses on litigation		1,920	44,197	45,751
Revenue on royalty fee		455	422	—
Gains on guarantee contracts		22	16	85
Others		62,289	73,957	49,865

	￦	67,208	121,816	100,060

F-1
7
9

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

37.	Other Income and Expenses, Continued

(3)	Other expenses for the years ended December 31, 2022, 2023 and 2024 are as follows:

		2022	2023	2024
		In millions of won
Compensation and indemnification expense	￦	36	34	234
Accretion expenses of other provisions		1,138	4,962	5,841
Depreciation expenses on investment properties		486	493	682
Depreciation expenses on idle assets		3,635	3,683	3,642
Other bad debt expense		6,400	40,683	42,776
Donations		131,037	169,748	324,694
Others		69,418	39,302	87,819

	￦	212,150	258,905	465,688

(4)	Details of “others” included in other expenses for the years ended December 31, 2022, 2023 and 2024 are as follows:

		2022	2023	2024
		In millions of won
Operating expenses related to the idle assets	￦	1,683	1,494	1,741
Research grants		562	174	662
Expenses related to farming and fishing village supports		11,272	13,249	15,344
Expenses related to Operating of a fitness center		8,370	8,921	10,116
Expenses on adjustment of research and development grants		260	388	392
Taxes and dues		31,985	1,935	18,065
Expenses on R&D supports		48	9	41
Others		15,238	13,132	41,458

	￦	69,418	39,302	87,819

F-18
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

38.	Other Gains (Losses)

(1)	Composition of other gains (losses) for the years ended December 31, 2022, 2023 and 2024 are as follows:

		2022	2023	2024

		In millions of won
Other gains
Gains on disposal of property, plant and equipment	￦	148,667	32,196	85,990
Gains on disposal of intangible assets		41	136	41
Reversal of impairment loss on property, plant and equipment		134,735	—	—
Reversal of impairment loss on other current assets		—	16,035	—
Gains on foreign currency translation		36,097	27,123	77,269
Gains on foreign currency transaction		235,221	139,077	74,520
Gains on insurance proceeds		43,497	6,785	3,411
Others		294,091	346,795	273,745
Other losses
Losses on disposal of property, plant and equipment		(100,066)	(98,120)	(112,018)
Losses on disposal of intangible assets		(116)	(71)	(111)
Impairment loss on property, plant and equipment		(37,311)	(17,031)	(11,240)
Impairment loss on intangible assets		(164)	(2,865)	(902)
Losses on foreign currency translation		(14,738)	(3,901)	(29,225)
Losses on foreign currency transaction		(299,117)	(165,187)	(148,381)
Others		(197,715)	(258,286)	(128,215)

	￦	243,122	22,686	84,884

(2)	Details of “others” included in other gains for the years ended December 31, 2022, 2023 and 2024 are as follows:

		2022	2023	2024

		In millions of won
Gains on disposal of inventories	￦	11,091	20,447	18,789
Gains on proxy collection of TV license fee		42,286	41,372	33,191
Gains on compensation of impaired electric poles		768	1,138	688
Gains on harbor facilities dues		4,198	3,666	3,710
Gains on technical fees		2,972	3,071	1,836
Reversal of occupation development training fees		525	1,452	1,466
Gains on disposal of waste		7,749	3,815	2,950
Gains on tax rebate		548	374	206
Gains on other commission		2,097	2,044	1,945
Gains on disposal of assets held-for-sale		236	—	—
Others		221,621	269,416	208,964

	￦	294,091	346,795	273,745

F-18
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

38.	Other Gains (Losses), Continued

(3)	Details of “others” included in other losses for the years ended December 31, 2022, 2023 and 2024 are as follows:

		2022	2023	2024

		In millions of won
Losses on valuation of inventories	￦	14,528	9,936	9,941
Losses on disposal of inventories		8,324	5,471	15,494
Losses due to disaster		5,068	7,138	5,761
Losses on rounding adjustment of electric charge surtax		1,317	1,332	1,351
Others		168,478	234,409	95,668

	￦	197,715	258,286	128,215

39.	Finance Income

(1)	Finance income for the years ended December 31, 2022, 2023 and 2024 are as follows:

		2022	2023	2024

		In millions of won
Interest income	￦	340,753	429,620	467,525
Dividends income		28,875	25,941	70,601
Gains on disposal of financial assets		11,199	13,162	45,493
Gains on valuation of financial assets at fair value through profit or loss		7,099	152,322	83,408
Gains on valuation of derivatives		595,256	382,611	2,231,533
Gains on transaction of derivatives		429,847	268,618	362,119
Gains on foreign currency translation		389,361	104,901	142,723
Gains on foreign currency transaction		29,997	42,886	35,893
Other financial income		925	4,970	8,882

	￦	1,833,312	1,425,031	3,448,177

(2)	Details of interest income included in finance income for the years ended December 31, 2022, 2023 and 2024 are as follows:

		2022	2023	2024

		In millions of won
Cash and cash equivalents	￦	51,872	100,205	102,505
Financial assets at fair value through profit or loss		58,540	65,470	54,385
Financial assets at amortized cost		1,308	2,929	2,859
Loans		33,545	44,029	45,511
Short-term financial instruments		15,827	34,260	31,766
Long-term financial instruments		14,371	14,183	20,562
Other financial assets		637	241	262
Trade and other receivables		164,653	168,303	209,675

	￦	340,753	429,620	467,525

F-18
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

40.	Finance Expenses

(1)	Finance expenses for the years ended December 31, 2022, 2023 and 2024 are as follows:

		2022	2023	2024

		In millions of won
Interest expense	￦	2,818,546	4,451,659	4,665,095
Losses on sale of financial assets		1,841	1	434
Losses on valuation of financial assets at fair value through profit or loss		44,329	24,015	14,247
Losses on valuation of derivatives		371,038	148,412	127,822
Losses on transaction of derivatives		205,162	178,959	59,462
Losses on foreign currency translation		934,005	491,782	2,557,597
Losses on foreign currency transaction		346,711	49,677	90,485
Losses on repayment of financial liabilities		15	—	—
Others		25,144	2,513	20,086

	￦	4,746,791	5,347,018	7,535,228

(2)	Details of interest expense included in finance expenses for the years ended December 31, 2022, 2023 and 2024 are as follows:

		2022	2023	2024

		In millions of won
Trade and other payables	￦	204,078	200,440	191,918
Short-term borrowings		145,201	376,066	395,773
Long-term borrowings		204,037	407,915	465,352
Debt securities		2,388,517	3,634,680	3,857,917
Other financial liabilities		472,248	614,332	668,115

		3,414,081	5,233,433	5,579,075
Less: Capitalized borrowing costs		(595,535)	(781,774)	(913,980)

	￦	2,818,546	4,451,659	4,665,095

Capitalization rates for
the
years ended December 31, 2022, 2023 and 2024 are 2.25%~3.86%, 2.34%~4.28% and 2.39%~4.94%, respectively.

F-18
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

41.	Income Taxes

(1)	Income tax expense (benefit) for the years ended December 31, 2022, 2023 and 2024 are as follows:

		2022	2023	2024

		In millions of won
Current income tax expense
Payment of income tax	￦	563,681	621,957	1,301,275
Adjustment in respect of prior years due to change in estimate		48,374	(32,100)	(44,892)
Current income tax directly recognized in equity		(350,348)	93,705	(128,337)

		261,707	683,562	1,128,046

Deferred tax benefit
Generation and realization of temporary differences		(564,801)	(1,845,236)	(1,561,484)
Reclassified from equity to loss		(4,964)	—	—
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		(38,708)	(15,244)	(7,740)
Changes in deferred tax on tax losses carryforwards		(9,175,755)	(1,650,017)	2,012,537
Tax credit carryforwards		34,019	(16,734)	72,371
Amount due to change in tax rate or regulations		73,991	5,836	(9,169)

		(9,676,218)	(3,521,395)	506,515

Income tax expense (benefit)	￦	(9,414,511)	(2,837,833)	1,634,561

(2)
Reconciliation between actual income tax expense (benefit) and amount computed by applying the statutory tax rate to profit (loss) before income taxes for the years ended December 31, 2022, 2023 and 2024 are as follows:

		2022	2023	2024

		In millions of won
Profit (loss) before income tax	￦	(33,843,619)	(7,553,977)	5,256,529

Income tax expense (benefit) computed at applicable tax rate (*1)		(9,306,995)	(1,936,840)	1,363,018
Adjustments
Effect of applying gradual tax rate		(10,362)	(10,362)	(10,362)
Effect of non-taxable income		(9,471)	(26,993)	(86,442)
Effect of non-deductible expenses		39,663	39,411	28,712
Effect of tax losses that are not recognized as deferred tax assets		19,275	—	(797)
Effects of tax credits and deduction		(98,684)	(53,724)	(54,364)
Reversal of unrecognized deferred tax assets, net		(38,708)	(15,244)	(7,740)
Effect of change in deferred tax due to change in tax rate		393,416	211,736	(11,985)
Deduction of deferred tax assets		(85,514)	29,095	—
Deferred tax related to investments in subsidiaries, associates and joint ventures		(375,064)	(1,063,007)	447,833
Others, net		9,559	20,195	11,580

		(155,890)	(868,893)	316,435
Adjustment in respect of prior years due to change in estimate		48,374	(32,100)	(44,892)

Income tax expense (benefit)	￦	(9,414,511)	(2,837,833)	1,634,561

Effective tax rate		(* 2)	(* 2)	(* 2)

(*1)	Applicable tax rates are 26.5%, 25.64% and 25.93% as of December 31, 2022, 2023 and 2024, respectively.

(*2)
The effective tax rate for the year ended December 31, 2022, 2023 is not calculated due to the resulting income tax benefit and the average effective tax rate for the year ended December 31, 2024 is
31.10%.

F-18
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

41.	Income Taxes, Continued

(3)	Income tax directly adjusted to equity (except for accumulated other comprehensive income (loss)) for the years ended December 31, 2022, 2023 and 2024 are as follows:

		2022	2023	2024

		In millions of won
Dividends of hybrid bond	￦	4,149	—	—
Disposal of subsidiaries		406	—	—

	￦	4,555	—	—

(4)	Income tax recognized as other comprehensive income (loss) for the years ended December 31, 2022, 2023 and 2024 are as follows:

		2022	2023	2024

		In millions of won
Income tax recognized as other comprehensive income (loss)
Loss on valuation of financial assets at fair value through other comprehensive income	￦	(31,416)	(10,624)	(61,807)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		40,390	4,863	(8,435)
Remeasurement of defined benefit liability		(322,489)	133,134	139,566
Investments in associates		(66,677)	(40,213)	(134,639)
Others		25,289	6,545	(63,022)

	￦	(354,903)	93,705	(128,337)

F-18
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

41.	Income Taxes, Continued

(5)	Changes in deferred tax assets (liabilities) recognized in the consolidated statements of financial position for the years ended December 31, 2023 and 2024 are as follows:

		2023
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance

		In millions of won
Deferred tax on temporary differences
Employee benefits	￦	199,553	6,597	133,134	—	339,284
Cash flow hedge		(55,340)	29,622	4,863	—	(20,855)
Investments in subsidiaries, associates and joint ventures		(8,377,687)	1,300,263	(40,213)	—	(7,117,637)
Property, plant and equipment		(7,541,638)	534,361	—	—	(7,007,277)
Finance lease		(405,639)	179,943	—	—	(225,696)
Intangible assets		(24,931)	1,526	—	—	(23,405)
Financial assets at fair value through profit or loss		3,457	(5,199)	—	—	(1,742)
Financial assets at fair value through other comprehensive income		21,143	16,839	(10,624)	—	27,358
Deferred revenue		169,980	(13,580)	—	—	156,400
Provisions		7,089,344	(47,684)	—	—	7,041,660
Doubtful receivables		2,474	(74)	—	—	2,400
Other finance liabilities		21,418	(3,426)	—	—	17,992
Gains or losses on foreign exchange translation		134,316	(6,306)	—	—	128,010
Allowance for doubtful accounts		58,235	(2,492)	—	—	55,743
Accrued income		16,614	17,321	—	—	33,935
Special deduction for property, plant and equipment		(215,159)	3,299	—	—	(211,860)
Others		1,487,572	(277,889)	6,545	—	1,216,228

		(7,416,288)	1,733,121	93,705	—	(5,589,462)

Deferred tax on unused tax losses and tax credit
Unused tax losses		11,662,105	1,676,638	—	—	13,338,743
Excess of donation limit		81,046	(34,724)	—	—	46,322
Tax credit		150,409	52,665	—	—	203,064

		11,893,560	1,694,569	—	—	13,588,129

	￦	4,477,272	3,427,690	93,705	—	7,998,667

F-18
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

41.	Income Taxes, Continued

(5)	Changes in deferred tax assets (liabilities) recognized in the consolidated statements of financial position for the years ended December 31, 2023 and 2024 are as follows, continued:

		2024
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance

		In millions of won
Deferred tax on temporary differences
Employee benefits	￦	339,284	384,503	139,566	—	863,353
Cash flow hedge		(20,855)	(126,825)	(8,435)	—	(156,115)
Investments in subsidiaries, associates and joint ventures		(7,117,637)	(597,996)	(134,639)	—	(7,850,272)
Property, plant and equipment		(7,007,277)	(462,457)	—	—	(7,469,734)
Finance lease		(225,696)	683	—	—	(225,013)
Intangible assets		(23,405)	(3,168)	—	—	(26,573)
Financial assets at fair value through profit or loss		(1,742)	1,012	—	—	(730)
Financial assets at fair value through other comprehensive income		27,358	18,110	(61,807)	—	(16,339)
Deferred revenue		156,400	1,705,918	—	—	1,862,318
Provisions		7,041,660	561,988	—	—	7,603,648
Doubtful receivables		2,400	(136)	—	—	2,264
Other finance liabilities		17,992	(561)	—	—	17,431
Gains or losses on foreign exchange translation		128,010	87,265	—	—	215,275
Allowance for doubtful accounts		55,743	12,078	—	—	67,821
Accrued income		33,935	(48,467)	—	—	(14,532)
Special deduction for property, plant and equipment		(211,860)	542	—	—	(211,318)
Others		1,216,228	166,914	(63,022)	—	1,320,120

		(5,589,462)	1,699,403	(128,337)	—	(4,018,396)

Deferred tax on unused tax losses and tax credit
Unused tax losses		13,338,743	(2,038,156)	—	—	11,300,587
Excess of donation limit		46,322	(4,112)	—	—	42,210
Tax credit		203,064	(35,313)	—	—	167,751

		13,588,129	(2,077,581)	—	—	11,510,548

	￦	7,998,667	(378,178)	(128,337)	—	7,492,152

(6)	Deferred tax assets (liabilities) recognized in the consolidated statements of fi n ancial position as of December 31, 2023 and 2024 are as follows:

		2023	2024

		In millions of won
Deferred tax assets	￦	13,161,802	13,436,624
Deferred tax liabilities		(5,163,135)	(5,944,472)

	￦	7,998,667	7,492,152

F-18
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

41.	Income Taxes, Continued

(7)	Details of deductible temporary differences, tax losses and unused tax credits for which no deferred tax assets were recognized as of December 31, 2023 and 2024 are as follows:

		2023	2024

		In millions of won
Deductible temporary differences and others	￦	1,811,062	1,416,650

(8)	Pillar Two Model Rules
The Company has assessed the potential exposure arising from the Pillar Two legislation based on the financial information for the year ended December 31, 2024. Based on the assessment, the Company has identified its potential exposure to Pillar Two income taxes on profits earned from its constituent entities operating in Nepal, Pakistan, Vietnam, and other jurisdictions where the expected Pillar Two effective tax rate is likely to be lower than
15%. As a result, the Company expects that KEPCO and its constituent entities operating therein will pay additional Pillar Two income taxes on the profit from such constituent entities.
The current income tax expense recognized for the year ended December 31, 2024 in relation with the additional Pillar Two income taxes amounts to approximately ￦3,727 million. The Company has applied the mandatory exception to recognition and disclosure of deferred taxes arising from Pillar Two income taxes.

42.	Assets Held-for-Sale
Assets
held-for-sale
as of December 31, 2023 and 2024 are as follows:

		2023	2024

		In millions of won
Land (*1,2)	￦	31,766	31,766
Buildings (*1,2)		13,881	13,881
Structures (*1)		1	1

	￦	45,648	45,648

(*1)
The board of directors of KEPCO Engineering & Construction Company, Inc., a subsidiary of the Company, made a resolution to sell its old office building in
Yongin-si,
Gyeonggi-do,
and reclassified the buildings, structures, and land as assets held-for-sale
expecting its carrying amount would be recovered through a sale transaction. In accordance with the resolution of the Board of Directors on April 1, 2022, a sales contract for the assets scheduled for sale was entered into on April 13, 2022, and the related down payment and interim payment of ￦81,392 million were recorded as long-term advance received.

(*2)
The board of directors of Korea Electric Power Corporation, the controlling company, made a resolution to sell the Uijeongbu substation, and reclassified the buildings and land as assets held-for-sale
expecting its carrying amount would be recovered through a sale transaction during the year ended December 31, 2022. Although it is expected to take more than a year to complete the sale transaction, the Company decided that the definitive purchase contract is still valid as a result of discussions with the counterparty.

F-18
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

43.	Expenses Classified by Nature
Expenses classified by nature for the years ended December 31, 2022, 2023 and 2024 are as follows:

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
December 31, 2023 and 2024

43.	Expenses Classified by Nature, Continued
Expenses classified by nature for the years ended December 31, 2022, 2023 and 2024 are as follows, continued:

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

F-19
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

43.	Expenses Classified by Nature, Continued
Expenses classified by nature for the years ended December 31, 2022, 2023 and 2024 are as follows, continued:

		2024
		Selling and administrative expenses	Cost of sales	Total

		In millions of won
Raw materials used	￦	—	21,070,280	21,070,280
Power purchase		—	34,659,893	34,659,893
Salaries		1,180,379	4,887,006	6,067,385
Retirement benefit expense		104,036	428,163	532,199
Welfare and benefit expense		151,840	546,124	697,964
Insurance expense		30,460	130,904	161,364
Depreciation		231,114	13,598,350	13,829,464
Amortization of intangible assets		88,920	74,647	163,567
Bad debt expense		35,232	—	35,232
Commission		429,977	426,976	856,953
Advertising expense		32,205	11,359	43,564
Training expense		8,911	17,156	26,067
Vehicle maintenance expense		9,218	9,416	18,634
Publishing expense		2,857	2,750	5,607
Business promotion expense		2,687	2,627	5,314
Rent expense		48,474	182,358	230,832
Telecommunication expense		9,406	9,920	19,326
Transportation expense		1,108	52,532	53,640
Taxes and dues		98,714	624,475	723,189
Expendable supplies expense		6,976	50,451	57,427
Water, light and heating expense		15,009	42,180	57,189
Repairs and maintenance expense		197,942	2,750,014	2,947,956
Ordinary development expense		217,975	555,956	773,931
Travel expense		18,726	74,843	93,569
Clothing expense		11,216	9,299	20,515
Survey and analysis expense		871	4,382	5,253
Membership fee		1,709	15,995	17,704
Others		134,064	1,726,104	1,860,168

	￦	3,070,026	81,964,160	85,034,186

44.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the years ended December 31, 2022, 2023 and 2024 are as follows:

Type		2022	2023	2024

			In won
Basic earnings (loss) per share	￦	(38,112)	(7,512)	5,439

(2)	Diluted earnings (loss) per share for the years ended December 31, 2022, 2023 and 2024 are as follows:

Type		2022	2023	2024

			In won
Diluted earnings (loss) per share	￦	(38,112)	(7,512)	5,439

F-19
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

44.	Earnings (Loss) Per Share, Continued

(3)	Basic earnings (loss) per share
Profit (loss) for the year and weighted average number of common shares used in the calculation of basic earnings (loss) per share for the years ended December 31, 2022, 2023 and 2024 are as follows:

Type		2022	2023	2024

		In millions of won except number of shares
Profit (loss) attributable to owners of the controlling company	￦	(24,466,853)	(4,822,549)	3,491,698
Profit (loss) used in the calculation of total basic earnings (loss) per share		(24,466,853)	(4,822,549)	3,491,698
Weighted average number of common shares		641,964,077	641,964,077	641,964,077

(4)	Diluted earnings (loss) per share
Diluted earnings (loss) per share is calculated by applying adjusted weighted average number of common shares under the assumption that all dilutive potential common shares are converted to common shares.
Profit (loss) used in the calculation of total diluted earnings (loss) per share for the years ended December 31, 2022, 2023 and 2024 are as follows:

Type		2022	2023	2024

		In millions of won
Profit (loss) used in the calculation of total diluted earnings (loss) per share	￦	(24,466,853)	(4,822,549)	3,491,698
Weighted average number of common shares used in calculating diluted earnings (loss) per share are adjusted from weighted average number of common shares used in calculating basic earnings (loss) per share. Detailed information of the adjustment for the years ended December 31, 2022, 2023 and 2024 are as follows:

Type	2022	2023	2024

	In number of shares
Weighted average number of common shares	641,964,077	641,964,077	641,964,077
Diluted weighted average number of shares	641,964,077	641,964,077	641,964,077

(5)	There are no potential dilutive instruments, thus diluted earnings (loss) per share are same as basic earnings (loss) per share for the years ended December 31, 2022, 2023 and 2024.

45.	Risk Management

(1)	Capital risk management
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

F-19
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

45.	Risk Management, Continued

(1)	Capital risk management, continued

Details of the Company’s capital management accounts as of December 31, 2023 and 2024 are as follows:

		2023	2024
		In millions of won
Total borrowings and debt securities	￦	133,631,830	132,533,400
Cash and cash equivalents		4,342,887	2,382,979

Net borrowings and debt securities		129,288,943	130,150,421

Total equity		37,264,750	41,362,833

Debt to equity ratio		346.95%	314.66%

(2)	Financial risk management
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
December 31, 2023 and 2024

45.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of December 31, 2023 and 2024 are as follows:

		2023	2024

		In millions of won
Cash and cash equivalents	￦	4,342,887	2,382,979
Financial assets at fair value through profit or loss (*1)		2,590,228	2,013,948
Derivative assets (trading)		730,948	1,846,527
Financial assets at fair value through other comprehensive income (debt securities)		4,627	5,045
Financial assets at amortized cost		38,843	30,233
Loans		988,331	908,148
Long-term/short-term financial instruments		1,412,315	1,960,140
Derivative assets (applying hedge accounting)		269,446	844,637
Trade and other receivables		14,179,322	15,373,625
Financial guarantee contracts (*2)		4,399,189	5,151,554

(*1)	Equity investments held by the Company are excluded.

(*2)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.
For the year ended December 31, 2024, there are no financial assets and non-financial
assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk
Market risk is the risk that the Company’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, foreign currency risk and other price risk.

(iii)	Sensitivity analysis
Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation
A sensitivity analysis of defined benefit obligation assuming a 1% increase and decrease movements in the actuarial valuation assumptions as of December 31, 2023 and 2024 are as follows:

			2023		2024
Type	Accounts		1% Increase	1% Decrease	1% Increase	1% Decrease

			In millions of won
Future salary increases	Increase (decrease) in defined benefit obligation	￦	392,392	(361,359)	473,627	(413,799)
Discount rate	Increase (decrease) in defined benefit obligation		(371,103)	415,361	(429,517)	506,031
Changes of employee benefits assuming a 1% increase and decrease movements in discount rate on plan asset for the years ended December 31, 2023 and 2024 are ￦29,993 million and ￦36,602 million, respectively.

F-19
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

45.	Risk Management, Continued

(2)	Financial risk management, continued

②	Provisions
Changes in provisions due to movements in underlying assumptions as of December 31, 2023 and 2024 are as follows:

Type	Accounts	2023	2024
PCBs	Inflation rate	2.40%	2.80%
	Discount rate	2.12%	2.90%
Nuclear plants	Inflation rate	1.91%	2.02%
	Discount rate	2.76%	2.78%
Spent fuel	Inflation rate	1.91%	1.91%
	Discount rate	2.49%	2.49%
Radioactive waste	Inflation rate	3.89%	3.32%
	Discount rate	3.65%	4.17%
A sensitivity analysis of provisions assuming a 0.1% increase and decrease movements in the underlying assumptions as of December 31, 2023 and 2024 are as follows:

			2023		2024
Type	Accounts		0.1%p Increase	0.1%p Decrease	0.1%p Increase	0.1%p Decrease

			In millions of won
Discount rate	PCBs	￦	(123)	123	(58)	58
	Nuclear plants		(418,570)	432,847	(464,727)	481,899
	Spent fuel		(130,065)	130,761	(129,983)	130,679
	Radioactive waste		(13,538)	13,683	(11,363)	11,478
Inflation rate	PCBs		123	(123)	58	(58)
	Nuclear plants		458,047	(443,531)	507,814	(490,386)
	Spent fuel		133,931	(128,607)	133,847	(128,527)
	Radioactive waste		13,291	(13,174)	11,167	(11,075)

F-19
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

45.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk
The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as of December 31, 2023 and 2024 are as follows:

	Assets		Liabilities
Type	2023	2024	2023	2024
	In thousands of foreign currencies
AED	24,441	33,465	18,143	8,795
AUD	4,310	26	299,795	64
BDT	2,260	2,252	—	—
BWP	777	768	—	—
EGP	1,665	203,044	1,941	—
CAD	—	2	—	61
CHF	—	—	499,930	100,686
DOP	—	7,772	—	—
EUR	12,259	20,433	81,744	47,829
GBP	75	139	—	4
HKD	—	—	5,079,189	5,093,862
IDR	25,567,281	37,830,902	2,118,580	4,027,099
INR	1,663,705	1,037,437	387,947	225,042
JOD	569	902	68,448	49,128
JPY	921,120	23,798	8,692,604	7,483,199
KZT	1,510	1,510	—	—
MGA	3,545,076	5,452,745	495,288	248,175
MMK	199,518	188,021	—	—
MYR	2,805	2,805	—	—
PHP	98,154	19,401	6,750	—
PKR	75,206,354	68,734,242	55,531	10,418
SAR	937	1,087	—	—
SEK	—	—	452,309	449,302
SGD	279	291	2,191	110
USD	1,701,494	1,651,765	14,458,985	15,364,685
UYU	120,768	99,189	2,028	1,141
VND	848,242	733,338	—	587,003
ZAR	87,780	79,897	—	—

F-19
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

45.	Risk Management, Continued

(2)	Financial risk management, continued

A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of December 31, 2023 and 2024 are as follows:

		2023		2024
Type		10% Increase	10% Decrease	10% Increase	10% Decrease
		In millions of won

Increase (decrease) of profit before income tax	￦	(1,828,308)	1,828,308	(2,114,808)	2,114,808
Increase (decrease) of equity (*)		(1,828,308)	1,828,308	(2,114,808)	2,114,808

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.
The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of December 31, 2023 and 2024.
To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Company has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Company enters into currency forward agreements.
There is an economic relationship between the hedged item and the hedging instrument as the terms of cross-currency swap agreement is consistent with the terms of expected transaction (repayment of foreign debt securities and others). The hedging ratio is 1:1 as the risk of cross-currency swap agreement matches the hedged instrument. As of December 31, 2024, the hedging instrument (cross-currency swap) hedges the risk of the hedged item(repayment of foreign debt securities and others).

②	Interest rate risk
The Company is exposed to interest rate risk due to its borrowing with floating interest rates. A 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.
The Company’s borrowings and debt securities with floating interest rates as of December 31, 2023 and 2024 are as follows:

Type		2023	2024

		In millions of won
Short-term borrowings	￦	4,435,420	4,069,444
Long-term borrowings		7,766,588	10,112,707
Debt securities		305,602	41,578

	￦	12,507,610	14,223,729

A sensitivity analysis on the Company’s long-term borrowings and debt securities assuming a 1% increase and decrease in interest for the years ended December 31, 2023 and 2024 are as follows:

		2023		2024
Type		1%p Increase	1%p Decrease	1%p Increase	1%p Decrease

		In millions of won
Increase (decrease) of profit before income tax	￦	(125,076)	125,076	(142,237)	142,237
Increase (decrease) of shareholder’s equity (*)		(125,076)	125,076	(142,237)	142,237

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.
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
December 31, 2023 and 2024

45.	Risk Management, Continued

(2)	Financial risk management, continued

③	Electricity rates risk
The Company is exposed to electricity rates risk due to changes in government regulations and policies on national power supply schemes and electricity billing rates, in consideration of the national economy.
A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity for the years ended December 31, 2023 and 2024 is as follows:

		2023		2024
Type		1% Increase	1% Decrease	1% Increase	1% Decrease

		In millions of won
Increase (decrease) of profit before income tax	￦	829,548	(829,548)	888,898	(888,898)
Increase (decrease) of shareholder’s equity (*)		829,548	(829,548)	888,898	(888,898)

(*)	The effect on the equity excluding the impact of income taxes.

(iv)	Liquidity risk
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
The expected maturities for
non-derivative
financial liabilities as of December 31, 2023 and 2024 in detail are as follows:

		2023
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Borrowings	￦	20,347,945	187,896	627,467	2,779,241	23,942,549
Debt securities		30,530,984	28,858,140	41,793,383	29,999,589	131,182,096
Lease liabilities		641,525	588,850	1,309,995	1,694,730	4,235,100
Trade and other payables (*1)		8,477,209	364,443	833,394	589,004	10,264,050
Financial guarantee contracts (*2)		121,415	2,546,689	1,645,488	85,597	4,399,189

	￦	60,119,078	32,546,018	46,209,727	35,148,161	174,022,984

		2024
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Borrowings	￦	18,887,527	430,883	1,300,087	2,032,303	22,650,800
Debt securities		28,967,125	29,601,867	39,451,207	28,885,833	126,906,032
Lease liabilities		632,878	553,030	1,264,310	1,670,416	4,120,634
Trade and other payables (*1)		8,807,823	354,778	631,653	526,846	10,321,100
Financial guarantee contracts (*2)		3,156,187	1,712,801	270,806	11,760	5,151,554

	￦	60,451,540	32,653,359	42,918,063	33,127,158	169,150,120

(*1)	Excludes lease liabilities.
(*2)
This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2023 and 2024 are ￦49,992 and ￦30,924 million, respectively.

F-19
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

45.	Risk Management, Continued

(2)	Financial risk management, continued

As the Company manages liquidity based on net assets and net liabilities, information about non-derivative
financial assets should be included in the disclosure for better understanding of liquidity risk management.
The expected maturities for
non-derivative
financial assets as of December 31, 2023 and 2024 in detail are as follows:

		2023
Type		Less than 1 year	1~5 Years	More than 5 years	Other (*)	Total

		In millions of won
Cash and cash equivalents	￦	4,342,887	—	—	—	4,342,887
Financial assets at fair value through other comprehensive income		—	—	—	502,443	502,443
Financial assets at amortized cost		28,905	9,938	—	—	38,843
Loans		139,168	465,666	411,100	8,872	1,024,806
Long-term/short-term financial instruments		578,578	22	23	833,692	1,412,315
Financial assets at fair value through profit or loss		2,054,021	1,381	6,523	649,360	2,711,285
Trade and other receivables		11,990,515	911,822	1,292,539	1,280	14,196,156

	￦	19,134,074	1,388,829	1,710,185	1,995,647	24,228,735

		2024
Type		Less than 1 year	1~5 Years	More than 5 years	Other (*)	Total

		In millions of won
Cash and cash equivalents	￦	2,382,979	—	—	—	2,382,979
Financial assets at fair value through other comprehensive income		—	—	—	674,850	674,850
Financial assets at amortized cost		20,418	1,333	8,482	—	30,233
Loans		110,005	347,251	369,851	118,013	945,120
Long-term/short-term financial instruments		1,147,929	583	—	811,628	1,960,140
Financial assets at fair value through profit or loss		1,467,954	346,982	780,130	494,710	3,089,776
Trade and other receivables		12,245,159	1,506,085	2,126,928	—	15,878,172

	￦	17,374,444	2,202,234	3,285,391	2,099,201	24,961,270

(*)	The maturities cannot be presently determined.

F-

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

45.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods which from reporting date to maturity dates as per the contracts as of December 31, 2023 and 2024 are as follows:

		2023
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Net settlement
— Trading	￦	—	—	—	—	—
Gross settlement
— Trading and others		(22,571)	(11,566)	(201,590)	(130,119)	(365,846)
— Hedging		—	(4,680)	(13,243)	(5,641)	(23,564)

	￦	(22,571)	(16,246)	(214,833)	(135,760)	(389,410)

		2024
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Net settlement
— Trading	￦	—	—	—	—	—
Gross settlement
— Trading and others		(46,087)	(61,259)	(73,017)	(31,760)	(212,123)
— Hedging		—	—	—	(4,895)	(4,895)

	￦	(46,087)	(61,259)	(73,017)	(36,655)	(217,018)

Derivative assets classified by maturity periods which from reporting date to maturity dates as per the contracts as of December 31, 2023 and 2024 are as follows:

		2023
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Net settlement
— Trading	￦	—	—	—	—	—
Gross settlement
— Trading		257,073	123,132	169,004	145,728	694,937
— Hedging		78,769	61,031	131,687	—	271,487

	￦	335,842	184,163	300,691	145,728	966,424

		2024
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Net settlement
— Trading	￦	—	—	—	—	—
Gross settlement
— Trading		481,359	685,807	689,026	91,324	1,947,516
— Hedging		363,184	354,837	113,958	6,213	838,192

	￦	844,543	1,040,644	802,984	97,537	2,785,708

F-20
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

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

(i)	Fair value and book value of financial assets and liabilities as of December 31, 2023 and 2024 are as follows:

		2023		2024
Type		Book value	Fair value	Book value	Fair value
		In millions of won
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	￦	502,443	502,443	674,850	674,850
Derivative assets (trading)		730,948	730,948	1,846,527	1,846,527
Derivative assets (hedge designated)		269,446	269,446	844,637	844,637
Financial assets at fair value through profit or loss		2,711,285	2,711,285	2,176,172	2,176,172

	￦	4,214,122	4,214,122	5,542,186	5,542,186

Assets carried at amortized cost
Financial assets at amortized cost	￦	38,843	38,843	30,233	30,233
Loans and receivables		988,331	988,331	908,148	908,148
Trade and other receivables		14,179,322	14,179,322	15,373,625	15,373,625
Long-term financial instruments		833,737	833,737	812,211	812,211
Short-term financial instruments		578,578	578,578	1,147,929	1,147,929
Cash and cash equivalents		4,342,887	4,342,887	2,382,979	2,382,979

	￦	20,961,698	20,961,698	20,655,125	20,655,125

Liabilities recognized at fair value
Derivative liabilities (trading)	￦	428,670	428,670	279,932	279,932
Derivative liabilities (hedge designated)		23,564	23,564	4,893	4,893

	￦	452,234	452,234	284,825	284,825

Liabilities carried at amortized cost
Secured borrowings	￦	773,646	773,646	1,443,125	1,443,125
Unsecured bond		113,792,178	111,218,771	111,874,019	110,798,858
Lease liabilities		3,807,880	3,807,880	3,699,456	3,699,456
Unsecured borrowings		19,062,162	19,061,348	19,040,213	18,994,676
Trade and other payables (*)		10,264,050	10,264,050	10,321,100	10,321,100
Bank overdraft		3,844	3,844	176,043	176,043

	￦	147,703,760	145,129,539	146,553,956	145,433,258

(*)	Excludes lease liabilities.

F-20
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

45.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value
The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.
The discount rates used for calculating fair value as of December 31, 2023 and 2024 are as follows:

Type	2023	2024
Derivatives	0.93% ~ 4.76%	0.03% ~ 4.88%
Borrowings and debt securities	0.96% ~ 5.84%	0.96% ~ 5.84%
Finance lease	0.00% ~ 17.03%	0.00% ~ 17.15%

(iii)	Fair value hierarchy
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
Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3: Inputs that are not based on observable market data.
Fair values of financial instruments by hierarchy level as of December 31, 2023 and 2024 are as follows:

		2023
Type		Level 1	Level 2	Level 3	Total

		In millions of won
Financial assets at fair value
Financial assets at fair value through other comprehensive income	￦	285,054	—	217,389	502,443
Derivative assets		—	1,000,394	—	1,000,394
Financial assets at fair value through profit or loss		—	2,704,550	6,735	2,711,285

	￦	285,054	3,704,944	224,124	4,214,122

Financial liabilities at fair value
Derivative liabilities	￦	—	452,234	—	452,234

		2024
Type		Level 1	Level 2	Level 3	Total

		In millions of won
Financial assets at fair value
Financial assets at fair value through other comprehensive income	￦	360,096	—	314,754	674,850
Derivative assets		—	2,691,164	—	2,691,164
Financial assets at fair value through profit or loss		—	2,169,300	6,872	2,176,172

	￦	360,096	4,860,464	321,626	5,542,186

Financial liabilities at fair value
Derivative liabilities	￦	—	284,825	—	284,825

F-20
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

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
Changes of financial assets and liabilities which are classified as level 3 for the years ended December 31, 2023 and 2024 are as follows:

		2023
		Beginning balance	Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
		In millions of won
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	￦	6,329	—	270	136	—	—	6,735
Financial assets at fair value through other comprehensive income
Unlisted securities		202,243	9,550	—	5,445	(5,332)	856	212,762
Debt securities		529	4,080	—	18	—	—	4,627

		2024
		Beginning balance	Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
		In millions of won
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	￦	6,735	—	22	115	—	—	6,872
Financial assets at fair value through other comprehensive income
Unlisted securities		212,762	4,000	—	88,256	—	4,691	309,709
Debt securities		4,627	—	—	418	—	—	5,045

46.	Service Concession Arrangements

(1)	Hydroelectric Power Generation at Semangka, Indonesia (BOT)

(i)	Significant terms and concession period of the arrangement
Regarding Semangka hydroelectric power-generation business (BOT) in Indonesia, the Company has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Company shall provide electricity generated for about 30 years (2018 – 2048) after subsequent to the completion of plant construction and shall receive charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period .

(ii)	Rights and classification of the arrangement
The Company has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Company.

F-20
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

46.	Service Concession Arrangements, Continued

(1)	Hydroelectric Power Generation at Semangka, Indonesia (BOT), continued

(iii)	Classification method
This project allows PT PLN to acquire ownership of the plant after the end of the 30 years contract period.

(iv)	The Company’s expected future collections of service concession arrangements as of December 31, 2024 are as follows:

Type		Amounts
		In millions of won
Less than 1 year	￦	36,803
1 ~ 2 years		36,848
2 ~ 3 years		36,894
Over 3 years		562,373

	￦	672,918

(2)	CPPAg Power Generation

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

(iii)	Classification method
This project allows the Government of Pakistan to acquire ownership of the plant after the end of the contract period.

(iv)	The Company’s expected future collections of service concession arrangements as of December 31, 2024 are as follows:

Type		Amounts
		In millions of won
Less than 1 year	￦	86,048
1 ~ 2 years		86,048
2 ~ 3 years		86,048
Over 3 years		952,225

	￦	1,210,369

(3)	Guam Ukudu Combined thermal power plant Project

(i)	Significant terms and concession period of the arrangement
The Company has entered into a contract with Guam Power Authority whereby the Company shall provide electricity generated for approximately 25 years (from 2025 to 2050) subsequent to the completion of plant construction and shall receive charge tariff rates designed to recover variable O&M cost, fixed O&M cost and others during the concession period.

(ii)	Rights and classification of the arrangement
The Company has the rights to use and own the power plant during the concession period from 202
5
to 2050. The Guam Power Authority has an option to take over the ownership of the power plant from the Company after the concession period has elapsed.

F-20
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

46.	Service Concession Arrangements, Continued

(3)	Guam Ukudu Combined thermal power plant Project, continued

(iii)	Classification method
This project allows the Guam Power Authority to acquire ownership of the plant after the end of the contract period.

(iv)	The Company’s expected future collections of service concession arrangements as of December 31, 2024 are as follows:

Type		Amounts
		In millions of won
Less than 1 year	￦	29,249
1 ~ 2 years		117,545
2 ~ 3 years		118,597
Over 3 years		2,944,947

	￦	3,210,338

47.	Related Parties

(1)	Related parties of the Company as of December 31, 2024 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (167 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, Commerce and Industry Energy Co., Ltd., Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, EWP Renewable Corporation, Hee Mang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Chitose Solar Power Plant LLC., KEPCO Solar Co., Ltd., KEPCO ES Co., Ltd., KOSPO Power Services Ltda., KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power,
e-New
Industry LB Fund 1, Songhyun
e-New
Industry Fund, BSK
E-New
Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., KOSPO Niles LLC (formerly, Nambu USA LLC), Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC,
K-SOLAR
SHINAN Co., Ltd., KPS Partners Co., Ltd., KEPCO E&C Service Co., Ltd., Moha solar Co., Ltd., KHNP USA LLC, KOMIPO Vanphong Power Service LLC, Ogiri Solar Power Co., Ltd., BSK
E-New
Industry Fund X, Energy Innovation Fund I, KHNP Chile SpA, Yeong Yang Apollon Photovoltaic Co., Ltd., Yeong Yang Corporation Co., Ltd., SolarVader Co., Ltd., Yeong Yang Innovation Co., Ltd., Yeong Yang Horus Photovoltaic Co., Ltd., Yeong Yang Solar Management Co., Ltd., LSG Hydro Power Limited, KOEN Bio Co., Ltd., KOMIPO Energy Solution America, LLC, Elara Investment Holdings, LLC, Elara Equity Holdings, LLC, Elara Class B Holdings, LLC, Elara Class B Member, LLC, Elara Development Holdings, LLC, KOMIPO Development, LLC, Elara Energy Holdings, LLC, Elara Energy Project, LLC, KOMIPO Iberian Solar Group, S.L.U., KOWEPO Europe B.V., CVS Equity Holdings, LLC, CVS Class B Holdings, LLC, CVS Development Holdings, LLC, CVS Development, LLC, CVS Class B Member, LLC, CVS Energy Holdings, LLC, Concho Valley Energy, LLC, Concho Valley Solar, LLC, Jeongam Wind Power Co., Ltd., Yeongdeok Sunrise Wind Power Co., Ltd., UI Carbon-Neutrality Fund, KA Power Limited, Western Power Changgi Solar Co., Ltd., Digital Innovation Growth Fund, EWP Australia Pty., Ltd., Columboola Solar Farm Hold Co Pty., Ltd., J Wind First, LLC, KEPCO Holding Company, KEPCO for Maintenance Company, KOSPO Trumbull LLC, Changjuk Wind Power Co., Ltd., KEPCO KPS South Africa Pty., Ltd., Chile Solar JV SpA, KOWEPO Holding Limited, Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust, Columboola Solar Farm Fin Co Pty., Ltd., Magna Energy New Industrial Fund, EWP ESS Holdings, LLC, Fairhaven ESS LLC, KOSPO Rutile, LLC, Sprott Chile Solar I SpA

F-20
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

47.	Related Parties, Continued

(1)	Related parties of the Company as of December 31, 2024 are as follows, continued:

Type	Related party

Associates (98 entities)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Noeul Green Energy Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Taebaek Guinemi Wind Power Co., Ltd., Daeryun Power Co., Ltd., KNH Solar Co., Ltd.,
S-Power
Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited,
Xe-Pian
Xe-Namnoy
Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Hansuwon KNP Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Yaksu ESS Co., Ltd., PND Solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., STN Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., Gwangbaek Solar Power Investment Co., Ltd., Go deok Clean Energy Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Goesan Solar park Co., Ltd., Saemangeum Heemang Photovoltaic Co., Ltd., Bitgoel Eco Energy Co., Ltd., Jeju Gimnyeong Wind Power Co., Ltd., Seoroseoro Sunny Power Plant Co., Ltd., Muan Solar Park Co., Ltd., YuDang Solar Co., Ltd., Anjwa Smart Farm & Solar City Co., Ltd., KPE Green Energy Co., Ltd., G.GURU Co., Ltd., UD4M Co., Ltd., Dongbu Highway Solar Co., Ltd., Seobu Highway Solar Co., Ltd., Korea Energy Data Co., Ltd., Gangneung Sacheon Fuel Cell Co., Ltd., Taebaek Gadeoksan Wind Power Co., Ltd., Chuncheon Green Energy Co., Ltd., Yeomsubong Wind Power Co., Ltd., Yeongyang Wind Power Corporation II, Haeparang Energy Co., Ltd., Saemangeum Sebit Power Plant Co., Ltd., PlatformN. Co., Ltd., PT. Cirebon Energi Prasarana, Future Convergence Technology Laboratory. Co., Ltd., ECO Motion Co., Ltd., REC’s Innovation Co., Ltd., ACE, Co., Ltd., Environment and Energy Co., Ltd., Green Radiation Co., Ltd., Santiago Solar Power SpA, Yanggu Floating Photovoltaic Power Plant Inc., Changwon SG energy Co., Ltd., Donpyung Technology. Co., Ltd., Power Embedded, HORANG ENERGY Inc., Hoenggye Renewable Energy Co., Ltd., Haman Green Energy Co., Ltd., Songsan Green Energy Co., Ltd., SkyPic Inc., HyChangwon Fuel Cell. Co., Ltd., Dreams Co.,Ltd., DEEPAI Co.,Ltd., Amaala Sustainable Company for Energy
Joint ventures (117 entities)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P.,
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
Global Infrastructure Investment Private Investment Trust 21,
Shin-han
BNPP Private Investment Trust for East-West Sunlight Dream, PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., Boim Combined Heat and Power Generation Co., Ltd., OneEnergy Asia Limited, KAS INVESTMENT I LLC, KAS INVESTMENT II LLC, Energyco Co., Ltd., CAES, LLC, Hapcheon Floating Photovoltaic Power Plant Inc., Busan Industrial Solar Power Co., Ltd., Bitsolar Energy Co., Ltd., Naepo Green Energy Co., Ltd., Pulau Indah O&M Sdn. Bhd., Guadalupe Solar SpA, Omisan Wind Power Co., Ltd., Foresight Iberian Solar Group Holding, S.L., Yeongwol Eco Wind Co., Ltd., Gurae Resident Power Co., Ltd., Cheongju Eco Park Co., Ltd., Prime Swedish Holding AB, Enel X Midland Photovoltaic, LLC, Geumsungsan Wind Power Co., Ltd., KEPCO KPS CARABAO Corp., Goheung New Energy Co., Ltd., Gunsan Land Solar Co., Ltd., CapMan Lynx SCA, SICAR, International Offshore Power Transmission Holding Company Limited, Eumseong Eco Park Co., Ltd., Changwon
Nu-ri
Energy Co., Ltd., PungBack Wind Farm Corporation, Seobusambo highway photovoltaics Co., Ltd., Seungmun Green Energy, Pyeongchang Wind Power Co., Ltd., Trumbull Asset Management, LLC,
S-Power
Chile SpA, Taebaek Wind Power Co., Ltd., Yangyang Suri Wind Power Co., Ltd., KEPCO for Power Company, Jeonju Bio Green Energy Co., Ltd., Kumyang Eco Park Co., Ltd., Jeongeup Green Power Co., Ltd., Hadong
E-factory
Co., Ltd., Namyangju Combined Heat and Power Co., Ltd., Wadi Noor Solar Power Company SAOC, Fairhaven Energy Storage LLC, Rutile BESS Holdings, LLC, Trumbull Development Partners, LLC, Samcheok Eco Materials Co., Ltd., Imha Floating Photovoltaic Power Plant Inc., Roof One Energy Co., Ltd., EDFR KOWEPO AJBAN PV HOLDING LIMITED

Others (1 entity)	Korea Development Bank

F-20
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

47.	Related Parties, Continued

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	Related party transactions for the years ended December 31, 2022, 2023 and 2024 are as follows:
<Sales and Others>

			Sales and others
Company name	Transaction type		2022	2023	2024
			In millions of won
<Associates>
Korea Gas Corporation	Electricity sales	￦	155,309	140,630	149,095
Goseong Green Power Co., Ltd.	Electricity sales		1,062,108	842,270	612,327
Dongducheon Dream Power Co., Ltd.	Electricity sales		8,942	16,138	17,151
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		1,418	2,313	1,693
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		46	84	87
Daegu Photovoltaic Co., Ltd.	Electricity sales		268	408	344
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		2	3	3
Korea Electric Power Industrial Development Co., Ltd.	Service		10,369	11,115	11,180
Gangneung Eco Power Co., Ltd.	Fuel sales		459,404	943,063	494,428
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		27,486	91,830	55,610
Noeul Green Energy Co., Ltd.	Electricity sales		9,396	8,431	8,009
Samcheok Eco Materials Co., Ltd.(*1)	Electricity sales		546	615	—
YTN Co., Ltd.(*3)	Electricity sales		2,180	2,908	—
Busan Green Energy Co., Ltd.	Electricity sales		5,055	10,733	11,794
Korea Electric Vehicle Charging Service (*7)	Electricity sales		3,686	—
Energy Infra Asset Management Co., Ltd.	Electricity sales		—	89	89
Gangwon Wind Power Co., Ltd.	Electricity sales		1,549	2,464	1,736
Gwangyang Green Energy Co., Ltd.	Electricity sales		1,848	1,492	1,479
Bigeum Resident Photovoltaic Power Co., Ltd.	Electricity sales		660	888	919
Yanggu Floating Photovoltaic Power Plant Inc.	Electricity sales		—	—	6
Hyundai Green Power Co., Ltd.	Electricity sales and design service		7,063	6,668	6,659
Korea Power Exchange	Service		16,596	52,262	78,346
Taebaek Wind Power Co., Ltd. (*4)	Service		861	—	—
Taebaek Guinemi Wind Power Co., Ltd.	Electricity sales		—	—	26
Pyeongchang Wind Power Co., Ltd.	Electricity sales		1,323	—	—
Daeryun Power Co., Ltd.	Electricity sales		2,016	3,187	3,628
Changjuk Wind Power Co., Ltd. (*6)	Electricity sales		1,350	—	—
GS Donghae Electric Power Co., Ltd.	Electricity sales		5,238	28,164	9,284
KNH Solar Co., Ltd.	Electricity sales		13	15	1,635
S-Power Co., Ltd.	Service		4,588	4,965	2,359
Chuncheon Green Energy Co., Ltd.	Electricity sales		2	82	11,010
Yeongyang Wind Power Corporation II	Comission		—	150	150
PND Solar Co., Ltd.	Electricity sales		427	547	348
Hyundai Eco Energy Co., Ltd.	Electricity sales		277	1,236	833
YeongGwang Yaksu Wind Electric Co., Ltd.	Electricity sales		66	96	237
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		1,952	3,998	2,464
Korea Energy Solutions Co., Ltd.	Electricity sales		2	2	2
ITR Co., Ltd.	Service		6	3	—
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)	Service		7	—	1
Namjeongsusang Solar Power Operation Co., Ltd. (*2)	Electricity sales		21	31	—

F-20
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2022, 2023 and 2024 are as follows, continued:
<Sales and Others>, continued

			Sales and others
Company name	Transaction type		2022	2023	2024
			In millions of won
<Associates>
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Service	￦	394	405	360
Bitgoel Eco Energy Co., Ltd.	Electricity sales		1,397	1,581	3,377
Jeju Gimnyeong Wind Power Co., Ltd.	Electricity sales		367	315	458
Seoroseoro Sunny Power Plant Co., Ltd.	Electricity sales		1	2	2
Muan Solar park Co., Ltd.	Electricity sales		950	3,083	1,797
YuDang Solar Co., Ltd.	Electricity sales		160	100	60
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		1,068	2,479	971
KPE Green Energy Co., Ltd.	Electricity sales		185	163	226
Saemangeum Heemang Photovoltaic Co., Ltd.	Electricity sales		5,740	3,538	2,232
UD4M Co., Ltd.	Electricity sales		2	3	8
Dongbu Highway Solar Co., Ltd.	Electricity sales		8	11	11
Seobu Highway Solar Co., Ltd.	Electricity sales		8	12	13
Songsan Green Energy Co., Ltd.	Interest income/ Dividends income		—	—	174
Gwangbaek Solar Power Investment Co., Ltd.	Electricity sales		—	644	523
Go deok Clean Energy Co., Ltd.	Electricity sales		—	4,685	11,376
Changwon SG Energy Co., Ltd.			—	—	9
SureDataLab Co., Ltd.	Electricity sales		1	1	—
Suwon New Power Co., Ltd.	Electricity sales		118	91	(102)
Kosture Co., Ltd.	Electricity sales		5	—	—
PlatformN. Co., Ltd.	Others		14	16	—
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales		17	403	630
Gangneung Sacheon Fuel Cell Co., Ltd.	Electricity sales		151	133	8,343
13 Associates (Overseas)	Electricity sales		548,507	386,191	243,651

<Joint ventures>
Seobusambo highway photovoltaics Co., Ltd.	Electricity sales		3	16	20
Yangyang Suri Wind Power Co., Ltd.	Electricity sales		—	169	202
Naepo Green Energy Co., Ltd.	Electricity sales		761	3,462	3,972
Cheongna Energy Co., Ltd.	Others		39,802	32,835	38,349
Namyangju Combined Heat and Power Co., Ltd.	Service		—	—	2,493
Boim Combined Heat and Power Generation Co., Ltd.	Service		7,761	2,110	2,073
Daegu Green Power Co., Ltd.	Electricity sales		1,190	1,694	2,385
KAPES, Inc.	Commission		450	1,604	1,531
Honam Wind Power Co., Ltd.	Electricity sales		242	610	529
Korea Power Engineering Service Co., Ltd.	Service		268	159	777
Seokmun Energy Co., Ltd.	Service		1,685	1,792	1,774
Incheon New Power Co., Ltd.	Construction revenue		14	458	26
Chun-cheon Energy Co., Ltd.	Electricity sales		2,505	2,976	968
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		1,898	1,962	2,031

F-20
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2022, 2023 and 2024 are as follows, continued:
<Sales and Others>, continued

			Sales and others
Company name	Transaction type		2022	2023	2024
			In millions of won

<Joint ventures>
Yeonggwang Wind Power Co., Ltd.	Electricity sales	￦	871	3,607	943
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Service		1,415	1,568	—
Seungmun Green Energy	Electricity sales		—	—	79
KW Nuclear Components Co., Ltd.	Service		1,624	1,612	1,645
Taebaek Wind Power Co., Ltd. (*4)	Others		—	2,864	41
Pyeongchang Wind Power Co., Ltd.	Electricity sales		—	2,087	771
KEPCO-Uhde Inc. (* 5 )	Electricity sales		12	—	—
Busan Shinho Solar Power Co., Ltd.	Electricity sales		502	1,205	699
Expressway Solar-light Power Generation Co., Ltd.	Electricity sales		—	43	—
Goheung New Energy Co., Ltd.	Electricity sales		141	3,214	3,106
Gunsan Land Solar Co., Ltd.	Electricity sales		518	809	944
Daesan Green Energy Co., Ltd.	Electricity sales		394	760	426
Cheong-Song Noraesan Wind Power Co., Ltd.	Electricity sales		698	901	38
Chungsongmeon BongSan wind power Co., Ltd.	Electricity sales		1	1	1
Saemangeum Solar Power Co., Ltd.	Service		100	—	—
Dangjin Eco Power Co., Ltd.	Electricity sales		32	40	42
Yangyang Wind Power Co., Ltd.	Electricity sales		—	13	238
Energyco Co., Ltd.	Electricity sales		463	457	161
Hapcheon Floating Photovoltaic Power Plant Inc.	Electricity sales		544	88	905
Busan Industrial Solar Power Co., Ltd.	Electricity sales		14	22	23
Bitsolar Energy Co., Ltd.	Electricity sales		498	357	464
Omisan Wind Power Co., Ltd.	Electricity sales		1	26	279
Changwon Nu-ri Energy Co., Ltd.	Service		—	—	171
Jeonju Bio Green Energy Co., Ltd.	Service		—	—	170
Haemodum Solar Co., Ltd.	Electricity sales		42	431	39
Yeongam Solar Power Co., Ltd.	Electricity sales		379	1,131	545
Samsu Wind Power Co., Ltd	Electricity sales		—	514	301
Solaseado Solar Power Co., Ltd.	Electricity sales		1,851	1,876	1,870
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream	Dividends income		—	—	87
Yeongwol Eco Wind Co., Ltd.	Electricity sales		—	102	—
Gurae Resident Power Co., Ltd.	Electricity sales		—	8	—
Cheongju Eco Park Co., Ltd.	Electricity sales		204	6,397	316
Enel X Midland Photovoltaic, LLC	Electricity sales		12	11	11
Eumseong Eco Park Co., Ltd.	Electricity sales		2	19	19
Geumsungsan Wind Power Co., Ltd.	Electricity sales		7	68	58
43 Joint ventures (Overseas)	Electricity sales		606,513	747,301	518,941

<Others>
Korea Development Bank	Electricity sales		4,134	5,467	4,368
	Interest income		2,222	5,930	10,324

F-2
0
9

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2022, 2023 and 2024 are as follows, continued:

<Purchase and Others>

			Purchase and others
Company name	Transaction type		2022	2023	2024
			In millions of won
<Associates>
Korea Gas Corporation	Electricity sales	￦	11,996,402	8,873,781	6,623,974
Goseong Green Power Co., Ltd.	Electricity sales		1,905,502	1,572,074	1,301,710
Dongducheon Dream Power Co., Ltd.	Electricity sales		2,244,332	1,744,247	1,360,837
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		23,159	22,365	19,753
Daegu Photovoltaic Co., Ltd.	Electricity sales		4,744	4,247	3,815
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		563	408	427
Korea Electric Power Industrial Development Co., Ltd.	Service		251,468	305,105	317,114
Gangneung Eco Power Co., Ltd.	Others		—	6,996	1,134
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		957,294	1,040,965	843,056
Noeul Green Energy Co., Ltd.	Electricity sales		14,176	10,466	20,833
Samcheok Eco Materials Co., Ltd.(*1)	Electricity sales		12,019	8,130	—
YTN Co., Ltd.(*3)	Electricity sales		304	309	—
Busan Green Energy Co., Ltd.	Electricity sales		26,219	23,211	28,272
Energy Infra Asset Management Co., Ltd.	Service		2,779	2,701	2,631
Yaksu ESS Co., Ltd.	Electricity sales		851	508	749
Gangwon Wind Power Co., Ltd.	Electricity sales		40,130	32,525	23,400
Bigeum Resident Photovoltaic Power Co., Ltd.	Others		—	—	285
Yanggu Floating Photovoltaic Power Plant Inc.	Electricity sales		—	—	562
Goesan Solar park Co., Ltd.	Electricity sales		7,642	6,530	6,143
Korea Power Exchange	Service		93,817	82,572	90,549
Taebaek Wind Power Co., Ltd. (*4)	Service and REC		7,442	—	—
Taebaek Guinemi Wind Power Co., Ltd.	Electricity sales		6,793	5,529	5,155
Pyeongchang Wind Power Co., Ltd.	Design service and others		3,884	—	—
Daeryun Power Co., Ltd.	Electricity sales		428,534	353,371	282,968
Changjuk Wind Power Co., Ltd. (*6)	Electricity sales		9,027	—	—
GS Donghae Electric Power Co., Ltd.	Electricity sales		1,035,263	1,047,584	519,119
KNH Solar Co., Ltd.	Electricity sales		4,348	3,535	2,671
S-Power Co., Ltd.	Service		1,091,741	973,646	693,948
Chuncheon Green Energy Co., Ltd.	Electricity sales		—	—	39,333
Yeongyang Wind Power Corporation II	Comission		—	1,457	17,898
PND Solar Co., Ltd.	Electricity sales		6,173	5,301	5,231
Hyundai Eco Energy Co., Ltd.	Electricity sales		29,209	26,266	26,253
YeongGwang Yaksu Wind Electric Co., Ltd.	Electricity sales		7,382	6,776	7,415
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		25,880	34,940	32,549
Korea Energy Solutions Co., Ltd.	Electricity sales		102	128	132
STN Co., Ltd. (formerly, Structure test network Co., Ltd.)	Others		—	10	8
Green Energy Electricity Generation Co., Ltd.	Electricity sales		2,962	948	1,966
Namjeongsusang Solar Power Operation Co., Ltd. (*2)	Electricity sales		9,491	—	—
Bitgoel Eco Energy Co., Ltd.	Service and others		930	28,334	32,413
Jeju Gimnyeong Wind Power Co., Ltd.	Electricity sales		12,364	8,635	10,161
Seoroseoro Sunny Power Plant Co., Ltd.	REC and others		1,138	874	991

F-21
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2022, 2023 and 2024 are as follows, continued:
<Purchase and Others>, continued

			Purchase and others
Company name	Transaction type		2022	2023	2024
			In millions of won
<Associates>
Muan Solar Park Co., Ltd.	REC and others	￦	17,052	16,554	17,825
YuDang Solar Co., Ltd.	REC and others		1,915	1,860	2,020
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		16,942	17,332	19,494
KPE Green Energy Co., Ltd.	Others		42,651	62,212	41,197
Saemangeum Heemang Photovoltaic Co., Ltd.	Electricity sales		1,039	440	2,745
G.GURU Co., Ltd.	Electricity sales		452	—	—
UD4M Co., Ltd.	Electricity sales		313	117	—
Dongbu Highway Solar Co., Ltd.	Electricity sales		3,516	2,937	2,951
Seobu Highway Solar Co., Ltd.	Electricity sales		3,452	2,880	2,899
REC’s Innovation Co., Ltd. (formerly, Wang San Engineering. Co,. Ltd.)	Interest income/ Dividends income		—	6	23
Dreams Co.,Ltd.	Others		—	—	30
DEEPAI Co.,Ltd.	Others		—	—	30
Green Radiation Co., Ltd.	Ordinary development expense		—	11	45
Gwangbaek Solar Power Investment Co., Ltd.	Electricity sales		602	565	499
Go deok Clean Energy Co., Ltd.	Electricity sales		—	11,545	35,055
Changwon SG Energy Co., Ltd.	Electricity sales		—	—	1,080
SureDataLab Co., Ltd.	Others		—	—	72
PlatformN. Co., Ltd.	Others		475	—	237
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales		19,514	16,328	15,697
Gangneung Sacheon Fuel Cell Co., Ltd.	Electricity sales		—	1,324	32,689
13 Associates (Overseas)	Electricity sales		101,790	91,233	98,753

<Joint ventures>
Seobusambo highway photovoltaics Co., Ltd.	Electricity sales		103	502	825
Cheongna Energy Co., Ltd.	Service		80	60	60
Boim Combined Heat and Power Generation Co., Ltd.	Service		13,872	8,151	3,038
Daegu Green Power Co., Ltd.	Electricity sales		508,601	370,787	328,485
KAPES, Inc.	Commission		9,306	19,112	23,924
Honam Wind Power Co., Ltd.	Electricity sales		7,662	8,643	7,148
Korea Power Engineering Service Co., Ltd.	Service		830	812	551
Seokmun Energy Co., Ltd.	Service		60,799	60,009	51,924
Chun-cheon Energy Co., Ltd.	Electricity sales		585,689	585,656	430,697
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		13,990	17,228	12,294
Samcheok Eco Materials Co., Ltd. (*1)	Electricity sales		—	—	3,282
Yeonggwang Wind Power Co., Ltd.	Electricity sales		31,221	40,605	31,712
Seungmun Green Energy	Electricity sales		—	—	25,725
KW Nuclear Components Co., Ltd.	Service		9,504	14,114	6,880
Taebaek Wind Power Co., Ltd. (*4)	Service		—	7,476	6,327
Pyeongchang Wind Power Co., Ltd.	Electricity sales		—	3,542	3,079
Busan Shinho Solar Power Co., Ltd.	Electricity sales		10,601	10,248	8,467
Global Trade Of Power System Co., Ltd.	Service		715	223	511

F-21
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2022, 2023 and 2024 are as follows, continued:
<Purchase and Others>, continued

			Purchase and others
Company name	Transaction type		2022	2023	2024
			In millions of won
<Joint ventures>
Expressway Solar-light Power Generation Co., Ltd.	Electricity sales	￦	4,016	3,362	3,165
Goheung New Energy Co., Ltd.	Electricity sales		—	5,264	10,133
Gunsan Land Solar Co., Ltd.	Electricity sales		533	486	2,752
Daesan Green Energy Co., Ltd.	Electricity sales		129,736	139,721	154,623
Cheong-Song Noraesan Wind Power Co., Ltd.	Electricity sales		980	882	2,048
Saemangeum Solar Power Co., Ltd.	Electricity sales		1	—	—
Dangjin Eco Power Co., Ltd.	Electricity sales		5,696	5,583	3,645
Yangyang Wind Power Co., Ltd.	Service and Electricity sales		—	10	3,599
Energyco Co., Ltd.	Electricity sales		7,898	6,539	5,788
Hapcheon Floating Photovoltaic Power Plant Inc.	Service and REC		2,526	—	4,759
Busan Industrial Solar Power Co., Ltd.	Electricity sales		4,575	3,656	2,493
Bitsolar Energy Co., Ltd.	Electricity sales		13,030	12,946	9,072
Omisan Wind Power Co., Ltd.	Electricity sales		—	—	638
Haemodum Solar Co., Ltd.	Electricity sales		2,168	402	544
Yeongam Solar Power Co., Ltd.	Electricity sales		44,745	34,981	24,004
Samsu Wind Power Co., Ltd.	Electricity sales		10,605	8,269	6,864
Solaseado Solar Power Co., Ltd.	Electricity sales		28,698	18,259	24,899
Yeongwol Eco Wind Co., Ltd.	Electricity sales		—	—	2,496
Gurae Resident Power Co., Ltd.	Electricity sales		—	1	476
Cheongju Eco Park Co., Ltd.	Electricity sales		94,409	95,059	34,601
Enel X Midland Photovoltaic, LLC	Electricity sales		1,871	2,431	3,200
Eumseong Eco Park Co., Ltd.	Electricity sales		—	27,765	26,372
43 Joint ventures (Overseas)	Electricity sales		16,859	17,222	14,796

<Others>
Korea Development Bank	Interest expense		4,208	5,559	7,839
	Dividends paid		12	—	—

(*1)	Samcheok Eco Materials Co., Ltd. was reclassified from an associate to a joint venture for the year ended December 31, 2024.

(*2)	Namjeongsusang Solar Power Operation Co., Ltd. is not a related party of the Company as of December 31, 2024, as the sale of shares was completed for the year ended December 31, 2023.

(*3)	YTN Co., Ltd. is not a related party of the Company as of December 31, 2024, as the sale of shares was completed for the year ended December 31, 2024.

(*4)	Taebaek Wind Power Co., Ltd. was changed from an associate to a joint venture for the year ended December 31, 2023.

(*5)	KEPCO-Uhde Inc. is not a related party of the Company as of December 31, 2023 as the liquidation process was completed for the year ended December 31, 2023.

(*6)	Changjuk Wind Power Co., Ltd. was reclassified from an associate to a subsidiary for the year ended December 31, 2022, and the amount is before reclassification to a subsidiary.

(*7)	Korea Electric Vehicle Charging Service is not a related party of the Company as of December 31, 202 2 as the sale of shares was completed for the year ended December 31, 2022.

F-21
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2023 and 2024 are as follows:

			Receivables		Payables
Company name	Type		2023	2024	2023	2024
			In millions of won
<Associates>
Korea Gas Corporation	Trade receivables	￦	14,671	15,766	—	—
	Non-trade receivables and others		12,513	404	—	—
	Trade payables		—	—	480,974	482,008
	Non-trade payables and others		—	—	1,378	1,486
Goseong Green Power Co., Ltd.	Trade receivables		55,719	30,732	—	—
	Non-trade receivables and others		15	1,438	—	—
	Trade payables		—	—	120,270	162,719
	Non-trade payables and others		—	—	48,621	45,174
Dongducheon Dream Power Co., Ltd.	Trade receivables		2,573	6,350	—	—
	Non-trade receivables and others		478	637	—	—
	Trade payables		—	—	117,975	114,962
	Non-trade payables and others		—	—	—	29
Saemangeum Sebit Power Plant Co., Ltd.	Trade receivables		—	156	—	—
	Non-trade receivables and others		341	47	—	—
	Trade payables		—	—	—	1,499
Green Radiation Co., Ltd.	Non-trade payables and others		—	—	—	30
Daejung Offshore Wind Power Co., Ltd.	Non-trade receivables and others		263	349	—	—
Daegu Photovoltaic Co., Ltd.	Trade payables		—	—	105	108
Korea Electric Power Industrial	Trade receivables		176	123	—	—
Development Co., Ltd.	Trade payables		—	—	2,021	1,291
	Non-trade payables and others		—	—	8,077	8,832
Gangneung Eco Power Co., Ltd.	Trade receivables		59,623	8,142	—	—
	Non-trade payables and others		—	—	94	105
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		1,814	1,720	—	—
	Non-trade receivables and others		4,933	5,812	—	—
	Trade payables		—	—	86,801	77,222
	Non-trade payables and others		—	—	385	2,450
Noeul Green Energy Co., Ltd.	Trade receivables		6	5	—	—
	Non-trade receivables and others		18,356	27,043	—	—
	Non-trade payables and others		—	—	3,005	3,699
Samcheok Eco Materials Co., Ltd. (*1)	Trade receivables		33	—	—	—
YTN Co., Ltd. (*2)	Trade receivables		133	—	—	—
Busan Green Energy Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		32,720	43,790	—	—
	Non-trade payables and others		—	—	3,642	4,799
Energy Infra Asset Management Co., Ltd.	Non-trade payables and others		—	—	—	1
Yaksu ESS Co., Ltd.	Trade payables		—	—	538	923
Gangwon Wind Power Co., Ltd.	Trade receivables		13	10	—	—
	Trade payables		—	—	3,206	4,023
Gwangyang Green Energy Co., Ltd.	Trade receivables		1,069	1,040	—	—
	Non-trade receivables and others		716	1,016	—	—
Bigeum Resident Photovoltaic Power Co., Ltd.	Trade receivables		406	273	—	—
	Non-trade receivables and others		1,316	1,796	—	—
Goesan Solar park Co., Ltd.	Trade payables		—	—	56	—
Hyundai Green Power Co., Ltd.	Trade receivables		903	893	—	—
Korea Power Exchange	Trade receivables		1,583	2,434	—	—
	Non-trade receivables and others		1	—	—	—
	Trade payables		—	—	16,367	2,688
	Non-trade payables and others		—	—	2,520	1,571
Taebaek Guinemi Wind Power Co., Ltd.	Trade payables		—	—	572	840
	Non-trade payables and others		—	—	286	167
Daeryun Power Co., Ltd.	Trade receivables		326	—	—	—
	Trade payables		—	—	32,140	35,392
GS Donghae Electric Power Co., Ltd.	Trade receivables		159	22	—	—
	Non-trade receivables and others		169	109	—	—
	Trade payables		—	—	72,951	90,468
	Non-trade payables and others		—	—	125	—

F-21
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2023 and 2024 are as follows, continued:

			Receivables		Payables
Company name	Type		2023	2024	2023	2024
			In millions of won
<Associates>
KNH Solar Co., Ltd.	Trade receivables	￦	1	—	—	—
	Trade payables		—	—	19	—
	Non-trade payables and others		—	—	1	—
S-Power Co., Ltd.	Trade receivables		213	264	—	—
	Non-trade receivables and others		53	54	—	—
	Trade payables		—	—	79,459	73,377
	Non-trade payables and others		—	—	—	19
Chuncheon Green Energy Co., Ltd.	Non-trade receivables and others		—	10,870	—	—
	Non-trade payables and others		—	—	—	8,881
Yeongyang Wind Power Corporation II	Non-trade receivables and others		165	—	—	—
	Trade payables		—	—	—	3,978
PND solar Co., Ltd.	Trade payables		—	—	296	418
Hyundai Eco Energy Co., Ltd.	Trade receivables		28	25	—	—
	Trade payables		—	—	408	647
YeongGwang Yaksu Wind Electric Co., Ltd.	Trade receivables		10	7	—	—
	Non-trade receivables and others		2,294	2,858	—	—
	Trade payables		—	—	828	1,034
Taebaek Gadeoksan Wind Power Co., Ltd.	Non-trade receivables and others		1,539	62	—	—
	Trade payables		—	—	12,739	9,249
	Non-trade payables and others		—	—	7	1
Green Energy Electricity Generation Co., Ltd.	Trade payables		—	—	62	—
	Non-trade payables and others		—	—	45	—
Bitgoel Eco Energy Co., Ltd.	Trade payables		—	—	6,226	5,394
	Non-trade receivables and others		131	2	—	—
	Non-trade payables and others		—	—	—	1,458
Jeju Gimnyeong Wind Power Co., Ltd.	Non-trade receivables and others		112	143	—	—
	Trade payables		—	—	1,467	2,152
	Non-trade payables and others		—	—	9	5
Muan Solar Park Co., Ltd.	Non-trade receivables and others		4	4	—	—
Anjwa Smart Farm & Solar City Co., Ltd.	Non-trade payables and others		—	—	1,296	1,797
KPE Green Energy Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		—	130	—	—
	Trade payables		—	—	5,485	5,521
Saemangeum Heemang Photovoltaic Co., Ltd.	Non-trade receivables and others		—	1	—	—
Dongbu Highway Solar Co., Ltd.	Trade receivables		1	1	—	—
	Trade payables		—	—	—	241
	Non-trade payables and others		—	—	—	1
Seobu Highway Solar Co., Ltd.	Trade receivables		1	1	—	—
	Trade payables		—	—	—	231
	Non-trade payables and others		—	—	—	2
Songsan Green Energy Co., Ltd.	Non-trade receivables and others		—	190	—	—
Dreams Co.,Ltd.	Non-trade receivables and others		—	1	—	—
	Non-trade payables and others		—	—	—	30
DEEPAI Co.,Ltd.	Non-trade receivables and others		—	1	—	—
	Non-trade payables and others		—	—	—	30
Go deok Clean Energy Co., Ltd.	Non-trade receivables and others		4,562	10,118	—	—
	Non-trade payables and others		—	—	5,288	3,022
Suwon New Power Co., Ltd.	Trade receivables		876	—	—	—
	Non-trade receivables and others		560	—	—	—
	Non-trade payables and others		—	—	—	1
Muan Sunshine Solar Power Plant Co., Ltd.	Trade payables		—	—	1,440	1,954
Gangneung Sacheon Fuel Cell Co., Ltd.	Trade receivables		—	8,343	—	—
	Non-trade payables and others		—	—	—	3,201
9 Associates (Overseas)	Trade receivables		77,814	59,651	—	—
	Non-trade payables and others		—	—	6,242	—

F-21
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2023 and 2024 are as follows, continued:

			Receivables		Payables
Company name	Type		2023	2024	2023	2024
			In millions of won
<Joint ventures>
Daegu Green Power Co., Ltd.	Trade receivables	￦	122	182	—	—
	Non-trade receivables and others		55	503	—	—
	Trade payables		—	—	32,222	25,622
Seobusambo highway photovoltaics Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		4	4	—	—
Yangyang Suri Wind Power Co., Ltd.	Non-trade receivables and others		55	55	—	—
KAPES, Inc.	Trade receivables		4	4	—	—
	Non-trade receivables and others		89	90,088	—	—
	Non-trade payables and others		—	—	3,791	3,041
Honam Wind Power Co., Ltd.	Trade payables		—	—	515	515
Korea Power Engineering Service Co., Ltd.	Non-trade receivables and others		48	52	—	—
	Non-trade payables and others		—	—	76	—
Seokmun Energy Co., Ltd.	Trade receivables		44	35	—	—
	Non-trade receivables and others		199	862	—	—
	Trade payables		—	—	7,000	7,156
Incheon New Power Co., Ltd.	Trade receivables		—	9	—	—
Naepo Green Energy Co., Ltd.	Trade receivables		190	325	—	—
	Non-trade receivables and others		1	458	—	—
Chun-cheon Energy Co., Ltd.	Trade receivables		239	—	—	—
	Non-trade receivables and others		165	—	—	—
	Trade payables		—	—	79,117	35,325
	Non-trade payables and others		—	—	2	—
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables		10	9	—	—
	Non-trade receivables and others		—	178	—	—
	Trade payables		—	—	1,076	962
Cheongna Energy Co., Ltd.	Trade receivables		13,898	7,033	—	—
	Non-trade receivables and others		2,160	3,229	—	—
	Non-trade payables and others		—	—	1	8
Yeonggwang Wind Power Co., Ltd.	Trade receivables		15	12	—	—
	Non-trade receivables and others		56	58	—	—
	Trade payables		—	—	2,251	4,591
Seungmun Green Energy	Non-trade receivables and others		—	34	—	—
KW Nuclear Components Co., Ltd.	Non-trade receivables and others		17	—	—	—
Boim Combined Heat and Power Generation Co., Ltd.	Trade receivables		84	47	—	—
	Non-trade receivables and others		10,779	3,208	—	—
	Trade payables		—	—	721	445
	Non-trade payables and others		—	—	14,193	13,824
Taebaek Wind Power Co., Ltd.	Trade payables		—	—	603	691
	Non-trade payables and others		—	—	341	184
	Trade receivables		4	—	—	—
Busan Shinho Solar Power Co., Ltd.	Trade receivables		3	3	—	—
	Trade payables		—	—	304	915
Global Trade Of Power System Co., Ltd.	Non-trade payables and others		—	—	—	7
Expressway Solar-light Power Generation Co., Ltd.	Trade payables		—	—	220	432
Goheung New Energy Co., Ltd.	Trade receivables		—	21	—	—
	Non-trade receivables and others		—	8	—	—
Gunsan Land Solar Co., Ltd.	Non-trade receivables and others		295	217	—	—
Daesan Green Energy Co., Ltd.	Trade receivables		13	4	—	—
	Non-trade receivables and others		170	211	—	—
	Trade payables		—	—	4,946	3,819
Cheong-Song Noraesan Wind Power Co., Ltd.	Trade receivables		2	—	—	—
Saemangeum Solar Power Co., Ltd.	Non-trade receivables and others		4,368	4,368	—	—
Dangjin Eco Power Co., Ltd.	Trade receivables		4	4	—	—
	Trade payables		—	—	222	282
	Non-trade payables and others		—	—	176	181
Yangyang Wind Power Co., Ltd.	Non-trade receivables and others		13	163	—	—

F-21
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2023 and 2024 are as follows, continued:

			Receivables		Payables
Company name	Type		2023	2024	2023	2024
			In millions of won
<Joint ventures>
Energyco Co., Ltd.	Non-trade receivables and others	￦	3	124	—	—
	Trade payables		—	—	99	432
Hapcheon Floating Photovoltaic Power Plant Inc.	Trade receivables		10	12	—	—
	Non-trade receivables and others		68	59	—	—
Busan Industrial Solar Power Co., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	—	240
Bitsolar Energy Co., Ltd.	Trade receivables		—	12	—	—
	Non-trade receivables and others		1	444	—	—
	Trade payables		—	—	201	207
Omisan Wind Power Co., Ltd.	Non-trade receivables and others		—	146	—	—
Changwon Nu-ri Energy Co., Ltd.	Non-trade receivables and others		—	188	—	—
Jeonju Bio Green Energy Co., Ltd.	Non-trade receivables and others		—	187	—	—
Haemodum Solar Co., Ltd.	Trade receivables		1	1	—	—
Yeongam Solar Power Co., Ltd.	Trade receivables		56	48	—	—
	Trade payables		—	—	3,517	5,723
Samsu Wind Power Co., Ltd.	Trade payables		—	—	1,229	1,834
Solaseado Solar Power Co., Ltd.	Non-trade receivables and others		24	15	—	—
Cheongju Eco Park Co., Ltd.	Trade receivables		6,899	—	—	—
	Non-trade receivables and others		—	13,461	—	—
	Trade payables		—	—	7,994	9,105
	Non-trade payables and others		—	—	—	2,853
Enel X Midland Photovoltaic, LLC	Trade receivables		1	1	—	—
	Trade payables		—	—	144	204
	Non-trade payables and others		—	—	49	59
Geumsungsan Wind Power Co., Ltd.	Trade receivables		4	3	—	—
27 Joint ventures (Overseas)	Trade receivables		160,474	271,219	—	—
	Non-trade receivables and others		55,897	59,839	—	—
	Non-trade payables and others		—	—	22,877	34,932

<Others>
Korea Development Bank	Non-trade receivables and others		33,140	34,138	—	—
	Non-trade payables and others		—	—	147	231
	Derivatives and others		45,898	273,627	72,050	2,421

(*1)	Samcheok Eco Materials Co., Ltd. was reclassified from an associate to a joint venture for the year ended December 31, 2024.

(*2)	YTN Co., Ltd. is not a related party of the Company as of December 31, 2024, as the sale of shares was completed for the year ended December 31, 2024.

(5)	Loans and others arising from related party transactions as of December 31, 2023 and 2024 are as follows:

Type	Company name		Beginning balance	Loans	Collection	Others	Ending balance

			In millions of won
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	￦	32,153	913	—	—	33,066
	(Allowance for doubtful accounts)		(25,543)	(913)	—	(6,610)	(33,066)
Associates	Nepal Water & Energy Development Company Private Limited		18,052	—	(18,052)	—	—
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		23,337	—	—	3,269	26,606
Associates	PT. Cirebon Energi Prasarana		35,542	—	(3,658)	6,981	38,865
Associates	Bigeum Resident Photovoltaic Power Co., Ltd.		9,525	—	—	(9,525)	—
Associates	Daejung Offshore Wind Power Co., Ltd.		1,000	—	—	—	1,000
Associates	Bitgoel Eco Energy Co., Ltd.		30,885	—	(4,260)	—	26,625

F-21
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

47.	Related Parties, Continued

(5)	Loans and others arising from related party transactions as of December 31, 2023 and 2024 are as follows, continued:

Type	Company name		Beginning balance	Loans	Collection	Others	Ending balance

			In millions of won
Associates	Saemangeum Sebit Power Plant Co., Ltd.	￦	28,970	—	(1,420)	—	27,550
Joint ventures	Solaseado Solar Power Co., Ltd.		35,000	—	(71)	—	34,929
Joint ventures	Recursos Solares PV de Mexico II, S.A. de C.V.		10,589	2,074	—	1,650	14,313
Joint ventures	Horus Solar, S.A. de C.V.		11,199	798	—	1,680	13,677
Joint ventures	Sunmex Renovables, S.A. de C.V.		17,210	2,018	—	2,565	21,793
Joint ventures	Kelar S.A.		40,985	—	(11,582)	(10,112)	19,291
Joint ventures	DE Energia SpA		7,386	—	—	1,034	8,420
Joint ventures	Daehan Wind Power PSC		14,872	—	—	2,084	16,956
Joint ventures	Bitsolar Energy Co., Ltd.		3,165	—	—	—	3,165
Joint ventures	Daesan Green Energy Co., Ltd.		2,411	80	—	—	2,491
Joint ventures	Yangyang Wind Power Co., Ltd.		3,257	—	—	—	3,257
Joint ventures	Nghi Son 2 Power LLC		189,991	—	(43,906)	22,516	168,601
Joint ventures	Pulau Indah Power Plant Sdn. Bhd.		9,963	—	—	(9,963)	—
Joint ventures	Guadalupe Solar SpA		3,161	—	(232)	423	3,352
Joint ventures	Foresight Iberian Solar Group Holding, S.L.		64,318	222	—	6,597	71,137
Joint ventures	Capman Lynx SCA, SICAR		35,210	—	—	—	35,210
	(Allowance for doubtful accounts)		(35,210)	—	—	—	(35,210)
Joint ventures	S-Power Chile SpA		258	—	—	36	294
Joint ventures	Omisan Wind Power Co., Ltd.		—	8,894	—	—	8,894

		￦	567,686	14,086	(83,181)	12,625	511,216

(6)	Borrowings arising from related party transactions as of December 31, 2023 and 2024 are as follows:

Related parties	Type		Beginning balance	Borrowings	Repayment	Others	Ending balance

			In millions of won
Korea Development	Facility	￦	85,103	—	(8,469)	8,019	84,653
Bank	Others		1,758	—	(334)	—	1,424
	Operating funds		120,000	832,167	(852,167)	—	100,000
	EBL and others		119,160	20,050	(995)	11,647	149,862

		￦	326,021	852,217	(861,965)	19,666	335,939

(7)	Guarantees provided to related parties as of December 31, 2024 are as follows:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
In millions of won and thousands of foreign currencies
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Certification of payment on L/C	USD 42,750	SMBC Singapore and others
Korea Electric Power Corporation	Barakah One Company	Debt guarantees	USD 1,223,355	Export-Import Bank of Korea and others
		Performance guarantees and others	USD 3,986,562	FAB and others
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees (*9)	USD 203,981	EFS Renewables Holdings, LLC, CA-CIB and others

F-21
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2024 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
In millions of won and thousands of foreign currencies
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 106,873	EFS Renewables Holdings, LLC
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR 4,151	Hana Bank
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Certification of payment on L/C	USD 9,800	Hana Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Certification of payment on L/C	USD 15,600	ING Bank
Korea Electric Power Corporation	Horus Solar, S.A. de C.V.	Other performance guarantees	MXN 14,843	CENACE and others
Korea Electric Power Corporation	Recursos Solares PV de Mexico II, S.A. de C.V.	Other performance guarantees	MXN 1,518	SEMARNAT
			USD 393	CFE Transmission
Korea Electric Power Corporation	Sunmex Renovables, S.A. de C.V.	Other performance guarantees	USD 9,078	CENACE
			MXN 4,929	CFE Transmission and others
Korea Electric Power Corporation	International Offshore Power Transmission Holding Company Limited	Performance guarantees	USD 52,500	Mizuho Bank
		Other performance guarantees	USD 7,000	Credit Agricole
Korea Electric Power Corporation	Pulau Indah Power Plant Sdn. Bhd.	Collateralized money invested (*10)	KRW 13,210	Malaysian Trustee Berhad
Korea Electric Power Corporation	KEPCO for Power Company	Debt guarantees	USD 60,000	Riyad bank
		Other performance guarantees	USD 70,000	SMBC Seoul
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 46,158	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Collateralized money invested	KRW 73,064	Krung Thai Bank
		Impounding bonus guarantees (*11)	USD 5,000	SK Eco Plant Co., Ltd.
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 11,200	National Bank of Kuwait
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*5)	KRW 54,242	Kookmin Bank and others
		Debt guarantees	KRW 20,300	HY western 1 st co., Ltd
Korea Western Power Co., Ltd.	PT. Mutiara Jawa	Collateralized money invested	KRW 5,735	Woori Bank
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 361	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 139,059	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW 3,230	Nonghyup Bank
Korea Western Power Co., Ltd.	Muan Solar Park Co., Ltd.	Collateralized money invested	KRW 6,267	IBK and others
Korea Western Power Co., Ltd.	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW 8,298	Hana Bank and others
Korea Western Power Co., Ltd.	Seoroseoro Sunny Power Plant Co., Ltd.	Collateralized money invested	KRW 1,030	Hana Bank and others
Korea Western Power Co., Ltd.	YuDang Solar Co., Ltd.	Collateralized money invested	KRW 617 —	Hana Bank and others
Guarantees for supplemental funding (*1)
Korea Western Power Co., Ltd.	Hapcheon Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 11,334	Nonghyup Bank and others
Korea Western Power Co., Ltd.	Yeongwol Eco Wind Co., Ltd.	Collateralized money invested	KRW 890	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Gurae Resident Power Co., Ltd.	Collateralized money invested	KRW 334	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Gunsan Land Solar Co., Ltd.	Collateralized money invested	KRW 23,163	Hana Bank and others
Korea Western Power Co., Ltd.	Seobusambo highway photovoltaics Co., Ltd.	Collateralized money invested	KRW 3,310	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Eumseong Eco Park Co., Ltd.	Collateralized money invested	KRW 11,613	Kyobo Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd.	PungBack Wind Farm Corporation	Collateralized money invested	KRW 7,760	Hanwha Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd.	Wadi Noor Solar Power Company SAOC	Loan payment guarantee	USD 54,855	DBS Bank
Korea Western Power Co., Ltd.	EDFR KOWEPO AJBAN HOLDING LIMITED	Loan payment guarantee	USD 57,090	FAB
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 15,456	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—

F-21
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2024 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
In millions of won and thousands of foreign currencies
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 36,599	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	KRW 90,800
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,833	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 279,432	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,730	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 26,146	KDB Capital Corporation and others
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 25,331	IBK
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 22,908	Hana Bank and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Other guarantees	USD 3,150	PT. Adaro Indonesia
		Guarantees for supplemental funding (*1)	—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW 100,579	MUFG and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees (*14)	USD 14,400	Hana Bank
		Collateralized money invested	KRW 48,761	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	Bitsolar Energy Co., Ltd.	Collateralized money invested	—	Mirae Asset Life Insurance Co. Ltd. and others
Korea East-West Power Co., Ltd.	Cheongju Eco Park Co., Ltd.	Collateralized money invested	KRW 10,636	Kyobo Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Busan Industrial Solar Power Co., Ltd.	Collateralized money invested	KRW 1,160	Shinhan Bank and others
Korea East-West Power Co., Ltd.	Yangyang Wind Power Co., Ltd.	Collateralized money invested	KRW 11,640	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	KPE Green Energy Co., Ltd.	Collateralized money invested	KRW 8,230	Hana Bank and others
Korea East-West Power Co., Ltd.	Goheung New Energy Co., Ltd.	Collateralized money invested	KRW 4,818	Woori Bank and others
Korea East-West Power Co., Ltd.	Seungmun Green Energy	Collateralized money invested	KRW 12,745	Hana Bank and others
Korea East-West Power Co., Ltd.	Yanggu Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 846	Korea Development Bank
Korea East-West Power Co., Ltd.	Hoenggye Renewable Energy Co., Ltd.	Collateralized money invested	KRW 2,375	IBK
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Kumyang Eco Park Co., Ltd.	Collateralized money invested	KRW 3,841	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Amaala Sustaninable Company for Energy LLC	Loan payment guarantee (*7)	USD 38,054	FAB
		Collateralized money invested	KRW 18
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 31,093	Korea Development Bank and others
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 30,513	Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD 30,030	Hana Bank, MUFG
		Payment guarantees (*12)	USD 11,707	Hana Bank
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Performance guarantees	USD 1,800	Shinhan Bank
		Payment guarantees (*6)	USD 2,000	Hana Bank
		Collateralized money invested	KRW 21,328	Standard Chartered
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 12,147	Woori Bank, Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW 13,559	IBK
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*2)	—	KIS SF the 22nd Co., Ltd.
		Performance guarantees (*15)	—	HC elementary materials
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW 16,979	Kookmin Bank and others
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested	KRW 48,031	IBK and others

F-2
19

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2024 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
In millions of won and thousands of foreign currencies
		Performance guarantees and guarantees for supplemental funding (*1)	KRW 30,000
Korea Southern Power Co., Ltd.	Omisan Wind Power Co., Ltd.	Collateralized money invested	KRW 10,859	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Geumsungsan Wind Power Co., Ltd.	Collateralized money invested	KRW 7,839	Kookmin Bank and others
Korea Southern Power Co., Ltd.	HORANG ENERGY Inc.	Collateralized money invested	KRW 3,808	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Haman Green Energy Co., Ltd.	Collateralized money invested	KRW 2,810	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Jeongeup Green Power Co., Ltd.	Collateralized money invested	KRW 8,847	Mirae Asset Securities Co., Ltd.
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	HyChangwon Fuel Cell. Co., Ltd.	Collateralized money invested	KRW 9,277	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Roof One Energy Co., Ltd.	Collateralized money invested	KRW 2,000	Woori Bank
		Guarantees for supplemental funding (*1)	—
KOSPO Power Services Ltda.	Kelar S.A.	Performance guarantees	USD 1,316	Scotia bank
KOSPO Chile SpA	Kelar S.A.	Collateralized money invested	KRW 152,366	Export-Import Bank of Korea and others
KOSPO Chile SpA	Chester Solar I SpA	Collateralized money invested	KRW 1,649	IBK
KOSPO Chile SpA	Chester Solar IV SpA	Collateralized money invested	KRW 1,452	IBK
KOSPO Chile SpA	Chester Solar V SpA	Collateralized money invested	KRW 262	IBK
KOSPO Chile SpA	Diego de Almagro Solar SpA	Collateralized money invested	KRW 1,700	IBK
KOSPO Chile SpA	Laurel SpA	Collateralized money invested	KRW 1,432	IBK
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric Co., Ltd.	Collateralized money invested	KRW 41	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 87,392	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 4,510	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 4,716	PT. Bank KB Bukopin
Korea Midland Power Co., Ltd.	PT. Cirebon Energi Prasarana	Debt guarantees	USD 9,290	Mizuho Bank
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	—	IBK
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Yaksu ESS Co., Ltd.	Collateralized money invested	KRW 163	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW 5,155	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW 2,772	IBK
Korea Midland Power Co., Ltd.	Goesan Solar park Co., Ltd.	Collateralized money invested	KRW 3,133	IBK
Korea Midland Power Co., Ltd.	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW 8,035	IBK and others
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Energyco Co., Ltd.	Collateralized money invested	KRW 2,322	Nonghyup Bank
Korea Midland Power Co., Ltd.	Jeju Gimnyeong Wind Power Co., Ltd.	Collateralized money invested	KRW 250	Nonghyup Bank
Korea Midland Power Co., Ltd.	Dongbu Highway Solar Co., Ltd.	Collateralized money invested	KRW 512	Shinhan Bank
Korea Midland Power Co., Ltd.	Seobu Highway Solar Co., Ltd.	Collateralized money invested	KRW 579	Shinhan Bank
Korea Midland Power Co., Ltd.	Yeongyang Wind Power Corporation II	Collateralized money invested	KRW 11,302	Korea Development Bank and others
Korea Midland Power Co., Ltd.	Haeparang Energy Co., Ltd.	Collateralized money invested	KRW 1,950	Templeton Hana Asset
		Guarantees for supplemental funding (*1)	—	Management Co., Ltd.
Korea Midland Power Co., Ltd.	Saemangeum Sebit Power Plant Co., Ltd.	Collateralized money invested	KRW 27,702	IBK and others
Korea Midland Power Co., Ltd.	Yeomsubong Wind Power Co., Ltd.	Collateralized money invested	KRW 603	Korea Development Bank
		Guarantees for supplemental funding (*1)	—
Korea South-East Power Co., Ltd.	Boim Combined Heat and Power Generation Co., Ltd.	Collateralized money invested (*3)	—	IBK
		Guarantees for supplemental funding and others (*1,4)	KRW 76,800	NH Investment & Securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested	KRW 15,069	UniCredit Bulbank and others

F-22
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2024 are as follows, continued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
In millions of won and thousands of foreign currencies
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested	KRW 16,936	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested	KRW 284,543	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested	KRW 241,814	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND Solar Co., Ltd.	Collateralized money invested	KRW 1,736	IBK
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested	KRW 8,493	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested	KRW 2,045	IBK
Korea South-East Power Co., Ltd.	Chungsongmeon BongSan wind power Co., Ltd.	Collateralized money invested	KRW 2,590	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Yeongam Solar Power Co., Ltd.	Collateralized money invested	KRW 11,828	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested	KRW 2,851	Shinhan Bank and others
Korea South-East Power Co., Ltd.	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested	KRW 16,137	Woori Bank and others
Korea South-East Power Co., Ltd.	Nepal Water & Energy Development Company Private Limited	Collateralized money invested	USD 97,105	International Finance
		Business reserve payment guarantee	USD 33,333	Corporation and others
Korea South-East Power Co., Ltd.	Santiago Solar Power SpA	Debt guarantees (*8)	USD 8,000	Nonghyup Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	—	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 2,334	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Go deok Clean Energy Co., Ltd.	Collateralized money invested	KRW 5,301	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW 4,316	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gwangyang Green Energy Co., Ltd.	Collateralized money invested	KRW 24,217	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gangneung Sacheon Fuel Cell Co., Ltd.	Collateralized money invested	KRW 9,306	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Chuncheon Green Energy Co., Ltd.	Collateralized money invested	KRW 17,672	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Hydro & Nuclear Power Co., Ltd.	Yangyang Suri Wind Power Co., Ltd.	Collateralized money invested	KRW 8,643	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Bigeum Resident Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 7,908	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Songsan Green Energy Co., Ltd.	Collateralized money invested	KRW 7,908	Hana Bank
Korea Hydro & Nuclear Power Co., Ltd.	Changwon Nu-ri Energy Co., Ltd.	Collateralized money invested	KRW 7,658	Hana Bank
Korea Hydro & Nuclear Power Co., Ltd.	Imha Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 6,351	Hana Bank
Korea Hydro & Nuclear Power Co., Ltd.	KAS INVESTMENT I LLC	Payment guarantees (*13)	USD 9,770	WOORI AMERICA BANK
Korea Hydro & Nuclear Power Co., Ltd.	KAS INVESTMENT II LLC	Payment guarantees (*13)	USD 9,730	WOORI AMERICA BANK

(*1)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.

(*2)
Samcheok Eco Materials Co., Ltd., a joint venture of the Company has issued the hybrid bonds. If the bonds are not repaid by December 8, 2026, the parent company and shareholders except the parent company must purchase the bonds from the acquirer. As of December 31, 2024, derivative liabilities of
 ￦26,422 million were recognized in relation to this obligation.

(*3)
The Company recognized an impairment loss on all of the equity securities of Boim Combined Heat and Power Generation Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ￦47,067 million.

(*4)
Pursuant to the guarantee agreement, the Company recognized other provisions of ￦11,804 million as the possibility of economic benefit outflow to fulfill the obligation was deemed probable and the amount could be reasonably estimated.

(*5)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Company were pledged as collateral.

(*6)	The Company provided a payment guarantee to Jordan Tafila wind power project for opening L/C for Debt Service Reserve Account (DSRA).

(*7)	The Company provided an EBL payment and EBL hedging guarantee to Amaala Sustainable Company for Energy LLC, an associate of the Company.

(*8)	The Company has issued a guaranteed letter of credit in the amount of USD 8,000 thousand under the interlender loan agreement with Santiago Solar Power SpA.

(*9)	The credit limits of guarantees to RE Holiday Holdings LLC include the credit limits of guarantees to their subsidiaries.

(*10)
The Company, together with other shareholders, has provided a guarantee for the project financing of Pulau Indah Power Plant Sdn. Bhd., by establishing the right of pledge on the shares of Pulau Indah Power Plant Sdn. Bhd. As of December 31, 2024, the book value of the securities is ￦50,721 million.

F-22
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2024 are as follows, continued:

(*11)
Xe-Pian
Xe-Namnoy
Power Co., Ltd., an associate of the Company, has entered a contract to pay an incentive type of impounding bonus to SK Eco Plant Co., Ltd. when the
Xe-Pian
Xe-Namnoy
Dam is completed. If
Xe-Pian
Xe-Namnoy
Power Co., Ltd. fails to pay SK Eco Plant Co., Ltd., the Company guarantees the payment, and the amount is USD 5,000 thousand.

(*12)	The Company provided a payment guarantee to Chile Kelar project for opening L/C for Debt Service Reserve Account (DSRA), and others.

(*13)	The credit limits of guarantees to KAS INVESTMENT I LLC, KAS INVESTMENT II LLC include the credit limits of guarantees to their subsidiaries.

(*14)	The payment guarantee related to the gas combined cycle power project of South Jamaica Power Company Limited, a joint venture of the Company.

(*15)
The Company has entered into an agreement prescribing the settlement of the estimated loss in case damages occur related to the fulfillment of the mandatory supply volume according to the mandatory supply agreement for coal ash.

(8)	Guarantees received from related parties as of December 31, 2024 are as follows:

Primary Guarantor	Type of guarantees		Credit limit
			In millions of won
KAPES, Inc.	Defect guarantees	￦	16,281
	Performance guarantees		38,231
	Advance payment guarantee		248,042
	Certification of bidding		79,818

(9)	Derivatives transactions with related parties as of December 31, 2024 are as follows:

(i)	Currency Swap

Counterparty	Contract year		Contract amounts		Contract interest rate per annum			Contract exchange rate (in won)
			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Korea Development Bank	2020~2025	￦	241,320	USD 200,000	0.54%	1.13%	￦	1,206.60
	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
	2022~2026		283,820	USD 200,000	4.67%	5.38%		1,419.10
	2022~2028		283,820	USD 200,000	5.12%	5.50%		1,419.10
	2023~2026		256,000	USD 200,000	4.04%	5.38%		1,280.00
	2024~2027		864,890	USD 650,000	3.53%	4.88%		1,330.60
	2015~2025		111,190	USD 100,000	2.62%	3.25%		1,111.90
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
	2024~2028		257,880	USD 200,000	3.80%	5.00%		1,289.40
	2024~2028		128,940	USD 100,000	3.69%	5.00%		1,289.40
	2024~2029		138,540	USD 100,000	3.19%	4.63%		1,385.40
	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
	2022~2025		128,560	USD 100,000	3.37%	4.13%		1,285.60
	2020~2025		122,780	USD 100,000	0.93%	1.75%		1,227.80
	2022~2025		252,360	USD 200,000	2.83%	3.60%		1,261.80
	2023~2028		129,500	USD 100,000	3.85%	4.88%		1,295.00

F-22
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

47.	Related Parties, Continued

(9)	Derivatives transactions with related parties as of December 31, 2024 are as follows, continued:

(ii)	Currency forward

Counterparty	Contract date	Maturity date		Contract amounts			Contract exchange rate (in won)
				Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Korea Development Bank	2024.12.16	2025.01.07	￦	27,247	USD 19,000	￦	1,434,04
	2024.12.30	2025.01.17		17,627	USD 12,000		1,468.95

(10)
The Company considers all standing directors of the Board who serve as executive officers responsible for planning, operations and/or control of business activities, as key management personnel, except a standing director who is a member of the Audit Committee. The Company recorded salaries and other compensations related to the key management personnel as follows:

Type		2022	2023	2024
		In millions of won
Salaries	￦	1,026	866	1,064
Retirement benefits		58	33	36

	￦	1,084	899	1,100

48.	Statement of Cash Flows

(1)	Significant non-cash transactions for the years ended December 31, 2022, 2023 and 2024 are as follows:

Transactions		2022	2023	2024
		In millions of won
Transfer from construction-in-progress to other assets	￦	13,723,972	10,090,726	15,059,467
Recognition of asset retirement cost and related provision for decommissioning costs		3,497,866	(292,120)	1,821,415
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		417,687	379,011	463,388
Transfer from long-term borrowings to current portion of long-term borrowings		3,637,428	5,779,487	8,417,793
Transfer from debt securities to current portion of debt securities		10,201,149	24,674,525	26,901,367
Transfer from inventory to stored nuclear fuel		738,720	827,279	1,002,036
Transfer of right-of-use assets due to change in accounting policy and others		197,016	261,862	132,495

F-22
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

48.	Statement of Cash Flows, Continued

(2)	Changes in liabilities incurred from financing activities for the years ended December 31, 2023 and 2024 are as follows:

		2023
				Non-cash changes
		Beginning balance	Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
		In millions of won
Borrowings	￦	15,420,176	4,406,382	—	13,094	19,839,652
Debt securities		105,185,189	8,286,542	—	320,447	113,792,178
Lease liabilities		4,163,143	(574,239)	253,495	(34,519)	3,807,880
Derivative liabilities (assets), net		(591,471)	332,263	—	(294,939)	(554,147)

	￦	124,177,037	12,450,948	253,495	4,083	136,885,563

		2024
				Non-cash changes
		Beginning balance	Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
		In millions of won
Borrowings	￦	19,839,652	604,841	—	214,888	20,659,381
Debt securities		113,792,178	(4,211,164)	—	2,293,005	111,874,019
Lease liabilities		3,807,880	(612,828)	119,161	385,243	3,699,456
Derivative liabilities (assets), net		(554,147)	545,483	—	(2,397,674)	(2,406,338)

	￦	136,885,563	(3,673,668)	119,161	495,462	133,826,518

49.	Commitments for Expenditure

(1)	The commitments related to acquisition of property, plant and equipment as of December 31, 2023 and 2024 are as follows:

		2023		2024
Contracts		Commitment amounts	Remaining liability balances	Commitment amounts	Remaining liability balances
		In millions of won
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	￦	57,226	417	57,226	417
Purchase of cable (PVC, 1C, 2500SQ) 103,374M and others (Bukdangjin-Shin-Tangjung)		51,796	20,661	—	—
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		37,168	15,109	37,168	15,109
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	140	37,744	140
Purchase of cable (PVC, 1C, 2500SQ) 100,548M and others (Kyungin Construction)		58,271	746	58,271	746
Purchase of GIS (362kV, 6300A, 63kA) 25CB – Migeum S/S		35,136	20,370	35,282	13,476
Purchase of cable (PVC, 1C, 2000SQ) 5,862M and others (Baekun-Gwangyanghang)		35,016	703	35,016	703
Purchase of GIS (362kV, 6300A, 63kA) Type 19 – Shinyangsan S/S		32,460	5,635	—	—
Purchase of cable (PVC, 1C, 2500SQ) 57,868M and others (Goduk-Seoansung)		40,937	654	40,937	654
Purchase of cable (PVC, 1C, 2000SQ) 87,732M and others (Eulwangboonki)		36,446	1,015	36,446	1,015
Purchase of GIS (362kV,6300A,63kA) Type 18 – Wolsung S/Y		32,090	26,742	33,057	16,045
System stabilization ESS equipment (Bubuk S/S) Type 1		222,300	145,014	221,939	42,137
System stabilization ESS equipment (Shinnamwon S/S) Type 1		211,500	130,169	—	—

F-22
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

49.	Commitments for Expenditure, Continued

(1)	The commitments related to acquisition of property, plant and equipment as of December 31, 2023 and 2024 are as follows, continued:

		2023		2024
Contracts		Commitment amounts	Remaining liability balances	Commitment amounts	Remaining liability balances
		In millions of won

System stabilization ESS equipment (Yeongcheon S/S) Type 1	￦	73,104	18,604	72,779	16,975
Concrete pole (10M, general purpose, 500KGF) 111,000 ea and four other equipment		67,996	39,971	—	—
Advanced EType low voltage electronic watt-hour meter 1,311,552 ea		36,103	—	—	—
System stabilization ESS equipment (Yesan S/S) Type 1		56,403	12,095	56,174	11,471
System stabilization ESS equipment (Hamyang S/S) Type 1		35,609	12,870	35,764	11,468
Concrete pole (10M, general purpose, 500KGF) 90,000 ea and four other equipment		—	—	59,473	36,464
Purchase of cable (PVC, 1C, 2500SQ) 53,856M and others (Shinchungjuboonki)		—	—	31,925	7,756
Purchase of GIS (362kV, 6300A, 63kA) Type 31 – East Seoul S/S		—	—	39,060	39,060
Purchase of cable (PVC, 1C, 2000SQ) 68,613M and others (Dongducheon-Yangju)		—	—	40,933	28,790
Purchase of HVDC cable (PE, 2500SQ) 31,551M and others		—	—	40,323	40,323
Purchase of HVDC cable (PE, 2500SQ) 30,883M and others		—	—	40,130	40,130
Stationary reactive power compensation device (Phase 3, ±500MVAR) – Shin Jecheon S/S		—	—	39,300	39,300
Stationary reactive power compensation device (STATCOM, phase 3, ±500MVAR) – East coast #1C/S		—	—	37,600	37,600
AMIGO, 1P2W, 60(5)A, Electronic, Class 1.0, 220V, 1,031,728 EA – Annual Unit Price		—	—	43,054	38,404
Stationary reactive power compensation device (STATCOM/Phase 3, ±500MVAR) – Shin Gapyeong S/S		—	—	40,590	40,590
Stationary reactive power compensation device (STATCOM/Phase 3, ±500MVAR) – Shin Namwon S/S		—	—	37,100	37,100
Construction of Saeul Units (#3,4)		9,800,424	1,113,349	11,718,217	1,748,342
Construction of Shin-Hanul Units (#1,2) (*)		10,592,760	—	10,765,241	—
Construction of Shin-Hanul Units (#3,4)		11,680,361	10,935,737	12,343,245	10,964,638
Other 40 contracts		1,631,574	1,133,467	2,033,913	1,744,217
Purchase of main equipment for Jeju LNG Combined		166,287	—	—	—
Purchase of equipment for the construction project of Boryeong indoor coal storage yard		334,932	279,920	357,479	241,751
Purchase of main machine for Boryeong New Complex Unit 1		281,600	228,053	286,299	177,988
Boryeong New Complex Unit 1 Construction Project		186,358	186,358	202,552	161,753
Haman Combined Power Block Conditional Purchase Agreement		—	—	581,790	543,509
Service of designing Taean Units (#9,10)		112,909	12,468	—	—
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant		123,495	15,603	123,495	15,603
Purchase of steam turbine, HRSG and POWER BLOCK of Gimpo combined heat & power plant		220,864	214	220,864	101
Construction of Gimpo combined heat & power plant		211,372	13,960	223,660	8,795
Purchase of gas turbines, steam turbines, and accessories for Gumi natural gas power plant		197,983	193,578	198,029	29,417
Purchase of heat recovery boiler and accessories for Gumi natural gas power plant		65,918	45,299	65,918	12,574
Construction of Gumi natural gas power plant		210,393	173,350	246,110	96,708
Installation of natural gas supply facility at Gumi natural gas power plant		70,620	61,799	83,801	45,019
Construction of Gongju natural gas power plant		—	—	203,849	190,840

F-22
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

49.	Commitments for Expenditure, Continued

(1)	The commitments related to acquisition of property, plant and equipment as of December 31, 2023 and 2024 are as follows, continued:

	2023		2024
Contracts	Commitment amounts	Remaining liability balances	Commitment amounts	Remaining liability balances
	In millions of won
Purchase of natural gas main machine and accessories at Gongju natural gas power plant	—	—	305,829	273,338
Purchase of coal handling machine for construction of Samcheok Units (#1,2)	312,150	5,682	326,395	5,905
Purchase of main equipment for Namjeju	140,144	3	140,144	—
Purchase of main equipment for Shin-Sejong combined thermal power plant	234,392	8,342	234,392	2,670
Purchase of Hadong thermal power indoor carboniferous plant	167,259	48,495	167,259	—
Purchase of phase 2 power generation facility for Yeongwol fuel cells	86,350	219	88,428	—
Purchase of fuel cell power generation facilities for the fifth stage of Shinincheon headquarters	81,960	18,290	82,395	—
Purchase of Samcheok hydrogen compound co-firing facility infrastructure	—	—	128,820	90,876
Construction of Andong Combined Unit 2 Power Plant	—	—	181,593	175,029
Purchase of main equipment for Andong Combined Unit 2	—	—	279,773	230,694
Service of designing Hadong Combined Unit 1	—	—	31,593	26,351

(*)
As of December 31, 2024, the commitment amounts include the value of Shin-Hanul Unit #1, construction of which was completed during the year ended December 31, 2022. In addition, Shin-Hanul Unit #2 is in commercial operation as of December 31, 2024.

(2)	As of December 31, 2024, details of contracts for inventory purchase commitment are as follows:

Type	Periods	Contracted quantity
Concentrate	2024 ~ 2033	22,282 Ton U3O8
Conversion	2024 ~ 2030	14,391 Ton U
Enrichment	2024 ~ 2035	26,943 Ton SWU
In addition, the contracted quantity of the molded uranium between Korea Hydro & Nuclear Power Co., Ltd. and KEPCO Nuclear Fuel Co., Ltd., which are subsidiaries of the Company, is 817 Ton U (contract periods: 2023 ~ 2031).

50.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of December 31, 2023 and 2024 are as follows:

	2023			2024
	Number of cases	Claim amount		Number of cases	Claim amount
	In millions of won
As the defendant	666	￦	805,227	722	￦	884,402
As the plaintiff	268		571,593	264		769,772
As of December 31, 2024, there are 3 ongoing litigations and 2 arbitration case
s
between consolidated entities.

1)	The Company is the defendant against a number of claims. The following is ongoing claim pertaining to the Company which can potentially be significant:
There are multiple ongoing litigations against the Company related to ordinary wages, requesting payment of unpaid wages. The Company believes that the possibility of the outflow of economic benefits is probable on the ongoing and the expected litigations. Accordingly, the Company recognized ￦274,043 million as litigation provisions in relation to the litigation as of December 31, 2024.

F-22
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

50.	Contingencies and Commitments, Continued

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of December 31, 2023 and 2024 are as follows, continued:

2)	There are 18 arbitration cases pertaining to the Company as of December 31, 2024 and the significant arbitration cases are as follows:

i)
Hitachi Energy Sweden filed an arbitration against the Company regarding the request for additional payment due to the increase in capacity of some facilities and the withdrawal of liquidated damage in relation to Shin
Young-ju
and Shin Jecheon substation TCSC construction projects. The Company has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of December 31, 2024.

ii)
During the year ended December 31, 2024, UniTest Co., Ltd. filed an arbitration claim against KEPCO for delay damages arising from the modification of design and contract amount related to the 154kV Yesan S/S 82MW ESS construction project. The Company has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of December 31, 2024.

iii)
The Company filed an arbitration application with Westinghouse Electric Company LLC to Korean Commercial Arbitration Board, requesting to confirm whether the Company is subject to nuclear power plant export control procedures or not. As of December 31, 2024, the Company has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated.

iv)
Samsung C&T consortium (Samsung C&T Co., Ltd., Doosan Enerbility Co., Ltd., and Hanwha Co., Ltd.) filed an arbitration application against the Company to National Contract Dispute Mediation Committee regarding the adjustment of the contract amount related to the main facility construction of Saeul Units 3 and 4 (formerly, Shin-Kori Nuclear Power Units 5 and 6). The Company has not recognized any provision because the amount and timing of economic benefit outflow cannot be reasonably estimated as of December 31, 2024

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2024 are as follows:

1)
The Company has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of December 31, 2024.

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

3)
The Company has provided USD 6,119 thousand for a debt guarantee to Export-Import Bank of Korea, BNP Paribas and ING Bank, to guarantee the payment of debt related to hydroelectric power business of Tanggamus, Indonesia.

4)	The Company has provided USD 4,716 thousand for a debt guarantee to PT. Bank KB Bukopin, to guarantee the payment of debt related to hydroelectric power business of Wampu, Indonesia.

5)
The Company has provided RBC Community Investments Impact Renewables
HoldCo-1,
LLC a performance guarantee regarding weatherization in relation with tax investors up to USD 3,000 thousand for the of the power plant construction for Concho Valley solar power project in the United States.

6)
The Company has provided EUR 7,031 thousand for a performance guarantee to Microsoft through Kookmin Bank, to guarantee the implementation of the power plant construction for Guba Buget wind power project in Sweden.

7)	The Company has provided Axia Power Holdings B.V. and others a performance guarantee up to USD 54,000 thousand for the implementation of Cirebon thermal power generation project in Indonesia.

8)
The Company has provided Nonghyup Bank a debt guarantee up to USD 4,510 thousand to guarantee Debt Service Reserve Account (DSRA) for Mizuho bank, related to the Cirebon power plant business of PT. Cirebon Electric Power in Indonesia.

F-22
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

50.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2024 are as follows, continued:

9)
The Company has provided Nonghyup Bank a debt guarantee up to USD 9,290 thousand to guarantee Debt Service Reserve Account (DSRA) for Mizuho bank, related to the Cirebon power plant business of PT. Cirebon Energi Prasarana in Indonesia.

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

12)	The Company has provided Morgan Stanley Renewables Inc. a guarantee up to USD 70,000 thousand for the fulfillment of subscription obligation regarding photovoltaic power generation project in USA.

13)	The Company has provided Hana Bank a debt guarantee up to USD 40,000 thousand to guarantee Equity Bridge Loan for Concho Valley solar business in the United States.

14)	The Company has provided Van Phong Power Company, Ltd. a performance guarantee up to USD 5,000 thousand for the operation maintenance project in Van Phong, Vietnam.

15)
The Company has provided RBC Community Investments Impact Renewables
HoldCo-1,
LLC a guarantee for up to USD 62,800 thousand for the fulfillment of subscription obligation regarding Concho Valley solar power project in the United States.

16)	The Company has provided PT Perusahaan Listrik Negara a performance guarantee up to USD 2,280 thousand for the operation maintenance project in Indonesia siborpa.

17)	The Company has provided joint guarantee for ￦1,641 million guarantee insurance contracted by Haetbyeotgil Sunlight Co., Ltd.

(3)	Credit lines provided by financial institutions and others as of December 31, 2024 are as follows:

Commitments	Financial institutions	Currency	Credit limit	Used amount

	In millions of won and thousands of foreign currencies
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,720,500	119,643
Limit amount available for CP	Hana Bank and others	KRW	7,550,000	7,550,000
General Loan, etc.	Kookmin Bank and others	KRW	3,930,000	3,900,000
Limit amount available for card	Hana Bank and others	KRW	47,524	4,006
Loan limit	Korea Development Bank and others	KRW	3,248,025	1,837,454
	DBS Bank and others	USD	1,086,000	—
Certification of payment on payables from foreign country	Nonghyup Bank	USD	8,700	4,020
Certification of payment on L/C	Shinhan Bank and others	USD	1,235,937	183,357
	Kookmin Bank and others	EUR	32,035	13,424
	Shinhan Bank	JPY	715,837	—
Certification of Performance guarantee on contract	Hana Bank and others	KRW	160,815	150,648
	First Abu Dhabi Bank and others	USD	1,008,252	950,774
	Korea Development Bank and others	JPY	620,000	620,000
	Hana Bank	EUR	12,106	12,106
	Hana Bank	INR	67,944	67,944
	Hana Bank	OMR	6,250	6,250
	First Abu Dhabi Bank and others	AED	52,500	52,500
	Saudi National Bank and others	SAR	124,151	123,829

F-22
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

50.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions and others as of December 31, 2024 are as follows, continued:

Commitments	Financial institutions	Currency	Credit limit	Used amount

	In millions of won and thousands of foreign currencies
Certification of bidding	Korea Software Financial Cooperative	KRW	43,809	43,809
	Hana Bank and others	USD	10,200	5,000
	Export-Import Bank of Korea	EUR	10,000	10,000
	Shinhan Bank	QAR	155,213	155,213
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	83,161	83,161
	Hana Bank and others	USD	702,487	664,191
	Saudi National Bank	SAR	32,500	32,500
	Hana Bank and others	MXN	21,290	21,290
Others (*)	Nonghyup Bank and others	KRW	314,892	56,858
	Nonghyup Bank and others	USD	448,635	USD 228,813
				EUR 51,784
	StandardChartered	AED	50	50
	Kookmin Bank	EUR	7,031	7,031
Secured loan of credit sales	Nonghyup Bank and others	KRW	270,000	—
Inclusive credit	Hana Bank	KRW	8,000	3,735
	Hana Bank and others	USD	35,000	USD 9,362
				INR 332,690
				AED 319
Equity Bridge Loan Guarantee	Export-Import Bank of Korea and others	USD	1,764,555	1,376,262
Trade finance	DBS Bank and others	USD	850,000	—

(*)
As of December 31, 2024, the Company has entered into a credit extension agreement for derivatives transactions with Nonghyup Bank, Hana Bank, and Woori Bank as ancillary to currency swap transactions.

(4)	As of December 31, 2024, blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

Obligor	Creditor	Assets provided as security	Currency	Amount	Description

	In millions of won and thousands of foreign currencies
Mira Power Limited	International Finance Corporation and others	Property, plant and Equipment and others	USD	264,800	Collateral for borrowings(*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	171,600	Collateral for borrowings(*1)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	327,080	Collateral for borrowings(*2)
Commerce and Industry Energy Co., Ltd.	IBK and others	Property, plant and equipment and others	KRW	110,500	Collateral for borrowings(*2)
Jeongam Wind Power Co., Ltd.	KDB Capital Corporation and others	Cash and cash equivalents and others	KRW	230,716	Collateral for borrowings(*2)
Gyeongju Wind Power Co., Ltd.	Shinhan Bank and others	Property, plant and equipment and others	KRW	68,400	Collateral for borrowings(*2)

F-2
29

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

50.	Contingencies and Commitments, Continued

(4)	As of December 31, 2024, blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows, continued:

Obligor	Creditor	Assets provided as security	Currency	Amount	Description

	In millions of won and thousands of foreign currencies
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Property, plant and equipment and others	KRW	159,000	Collateral for borrowings(*1,2)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	JOD	136,623	Collateral for borrowings(*1)
KST Electric Power Company, S.A.P.I. de C.V.	Export–Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	401,277	Collateral for debt securities(*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	276,960	Collateral for borrowings(*2)
K-SOLAR SHINAN Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	329,736	Collateral for borrowings(*1)
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	744,120	Collateral for borrowings(*2)
Jeju Hanlim Offshore Wind Co., Ltd.	Kookmin Bank and others	Property, plant and equipment and others	KRW	11,932	Collateral for borrowings(*2)
Western Power Changgi Solar Co., Ltd.	Samsung Life Insurance and others	Property, plant and equipment and others	KRW	54,000	Collateral for borrowings(*2)
Yeongdeok Sunrise Wind Power Co., Ltd.	Korea Development Bank and others	Property, plant and equipment and others	KRW	96,240	Collateral for borrowings(*2)
J Wind First, LLC	Woori Bank	Trade receivable and others	KRW	55,000	Collateral for borrowings(*1,2)
Chitose Solar Power Plant LLC	Korea Development Bank	Property, plant and equipment and others	USD	137,656	Collateral for borrowings(*1,2)
Mangilao Intermediate Holdings LLC	Mizuho Bank	Trade receivable and others	USD	86,132	Collateral for borrowings(*2)

(*1)	This is based on the amount of loan commitment limit.

(*2)	As of December 31, 2024, the Company has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, pledge for shares, etc.
The Company has ￦1,197 million of project loans from the Korea Energy Agency as of December 31, 2024. The Company has provided a promissory note as a repayment guarantee.

(5)
The Company temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ￦59,313 million as of December 31, 2024, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ￦1,741 million and depreciation on the idle assets of ￦3,642 million are recorded in other expenses for the year ended December 31, 2024. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Company is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of December 31, 2024.

F-23
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

50.	Contingencies and Commitments, Continued

(6)
As the government of the Republic of Korea announced the suspension of operation in Gaeseong Industrial District, it is uncertain if the Company can exercise the property rights for the Company’s facility in Gaeseong Industrial District as of December 31, 2024. Accordingly, the book value of the facility, amounting to ￦11,778 million, was recognized as an impairment loss, and trade receivables related to companies residing in the Gaeseong Industrial District were fully written off. As of December 31, 2024, the Company cannot make reasonable estimation on whether assets will be recovered or utilized in regular way related thereto.

(7)	As of December 31, 2024, the Company owns land at 6171-1 Nuri-ri, Yeongi-myeon, Sejong Special Self-Governing City as PP&E with limited ownership, and its book value is ￦64,371 million.

(8)
The Korea Institute of Energy Technology(KENTECH) was established in April, 2020, in accordance with the ”Basic plan for the establishment of KENTECH (July, 2019)”. By the special law to create KENTECH, the Company, government, and local government may contribute to the fund. The Company will decide whether to contribute to the fund on a board resolution after consulting with relevant organizations considering its financial situation by year.

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

(1)
Subsequent to December 31, 2024, KEPCO and KEPCO Nuclear Fuel Co., Ltd., a subsidiary of the Company, borrowed long-term borrowings for the purposes of operation and details related thereto are as follows:

Company	Type	Issue date	Maturity	Interest rate (%)	Amount
	In millions of won
Korea Electric Power Corporation	Local long-term borrowings (Mid- to long-term CP (*))	2025.02.11	2030.02.11	3M CD+0.57	￦	200,000
	Local long-term borrowings (Mid- to long-term CP (*))	2025.02.27	2030.02.27	3M CD+0.62		200,000
	Local long-term borrowings (Mid- to long-term CP (*))	2025.04.24	2030.04.24	3M CD+0.50		200,000

(*)	The maturity of mid- to long-term CPs corresponds to contract period of commercial paper repurchase agreements.

(2)
Subsequent to December 31, 2024, KEPCO and its subsidiaries Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd. and Korea East-West Power Co., Ltd. issued bonds denominated in Korean won and foreign currency for the purposes of operation and facility funding and details related thereto are as follows:

Company	Type	Issue date	Maturity	Interest rate (%)		Amount
	In millions of won and thousands of USD
Korea Electric Power Corporation	#1451 Corporate bond	2025.01.06	2027.01.06	2.88	￦	200,000
	#1452 Corporate bond	2025.01.06	2028.01.06	2.86		200,000
	#1453 Corporate bond	2025.01.06	2030.01.06	2.99		100,000
	#1454 Corporate bond	2025.01.14	2027.01.14	2.87		200,000
	#1455 Corporate bond	2025.01.14	2028.01.14	2.92		200,000
	#1456 Corporate bond	2025.01.14	2030.01.14	3.03		100,000
	#1457 Corporate bond	2025.01.22	2027.01.22	2.84		200,000
	#1458 Corporate bond	2025.01.22	2028.01.22	2.89		200,000
	#1459 Corporate bond	2025.01.22	2030.01.22	2.99		100,000

F-23
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

51.	Subsequent Events, Continued

(2)
Subsequent to December 31, 2024, KEPCO and its subsidiaries Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd. and Korea East-West Power Co., Ltd. issued bonds denominated in Korean won and foreign currency for the purposes of operation and facility funding and details related thereto are as follows, continued:

Company	Type	Issue date	Maturity	Interest rate (%)		Amount
	In millions of won and thousands of USD
	# 1460 Corporate bond	2025.02.06	2027.02.06	2.88		190,000
	#1461 Corporate bond	2025.02.06	2028.02.06	2.86		300,000
	#1462 Corporate bond	2025.02.06	2030.02.06	2.92		210,000
	#1463 Corporate bond	2025.02.12	2027.02.12	2.90		300,000
	#1464 Corporate bond	2025.02.12	2028.02.12	2.92		200,000
	#1465 Corporate bond	2025.02.12	2030.02.12	3.00		200,000
	#1466 Corporate bond	2025.02.17	2028.02.17	2.89		200,000
	#1467 Corporate bond	2025.02.17	2030.02.17	2.98		100,000
	#1468 Corporate bond	2025.02.24	2027.02.24	2.86		300,000
	#1469 Corporate bond	2025.02.24	2028.02.24	2.88		300,000
	#1470 Corporate bond	2025.02.24	2030.02.24	2.98		100,000
	#1471 Corporate bond	2025.03.06	2027.03.05	2.90		200,000
	#1472 Corporate bond	2025.03.06	2028.03.06	2.90		200,000
	#1473 Corporate bond	2025.03.06	2030.03.06	2.97		100,000
	FY25 Global 16th	2025.02.13	2028.02.13	4.75	USD	400,000
	#1474 Corporate bond	2025.03.12	2027.03.12	2.860		220,000
	#1475 Corporate bond	2025.03.12	2028.03.10	2.880		180,000

Company	Type	Issue date	Maturity	Interest rate (%)		Amount
	In millions of won, thousands of USD and thousands of HKD
Korea Electric Power Corporation	#1476 Corporate bond	2025.03.12	2030.03.12	2.969		100,000
	#1477 Corporate bond	2025.03.17	2027.03.17	2.880		200,000
	#1478 Corporate bond	2025.03.17	2028.03.17	2.915		200,000
	#1479 Corporate bond	2025.03.17	2030.03.15	2.970		100,000
	#1480 Corporate bond	2025.03.27	2027.03.26	2.875		100,000
	#1481 Corporate bond	2025.03.27	2028.03.27	2.905		190,000
	#1482 Corporate bond	2025.03.27	2030.03.27	3.000		210,000
	#1483 Corporate bond	2025.04.03	2027.04.02	2.790		300,000
	#1484 Corporate bond	2025.04.03	2028.04.03	2.815		200,000
	#1485 Corporate bond	2025.04.03	2030.04.03	2.890		100,000
	#1486 Corporate bond	2025.04.11	2027.04.09	2.675		200,000
	#1487 Corporate bond	2025.04.11	2028.04.11	2.720		200,000
	#1488 Corporate bond	2025.04.11	2030.04.11	2.798		100,000
	#1489 Corporate bond	2025.04.16	2027.04.16	2.629		190,000
	#1490 Corporate bond	2025.04.16	2028.04.14	2.670		200,000
	#1491 Corporate bond	2025.04.16	2030.04.16	2.757		110,000
Korea Hydro & Nuclear Power Co., Ltd.	#81 Corporate bond	2025.02.10	2030.02.10	2.96		60,000
	#4 Foreign currency private placement bond	2025.03.05	2028.03.05	4.10	HKD	1,166,000
Korea South-East Power Co., Ltd.	#63-1 Corporate bond	2025.01.24	2027.01.22	2.82		140,000

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2023 and 2024

51.	Subsequent Events, Continued

(2)
Subsequent to December 31, 2024, KEPCO and its subsidiaries Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd. and Korea East-West Power Co., Ltd. issued bonds denominated in Korean won and foreign currency for the purposes of operation and facility funding and details related thereto are as follows, continued:

Company	Type	Issue date	Maturity	Interest rate (%)	Amount
	In millions of won, thousands of USD and thousands of HKD
	#63-2 Corporate bond	2025.01.24	2028.01.24	2.85	110,000
	#63-3 Corporate bond	2025.01.24	2030.01.24	2.95	40,000
	#64-1 Corporate bond	2025.02.18	2027.02.18	2.87	70,000
	#64-2 Corporate bond	2025.02.18	2028.02.18	2.88	60,000
	#65 Corporate bond	2025.03.31	2027.03.31	2.90	150,000
Korea Western Power Co., Ltd.	#64-1 Corporate bond	2025.02.13	2027.02.12	2.89	140,000
	#64-2 Corporate bond	2025.02.13	2028.02.11	2.93	100,000
	#64-3 Corporate bond	2025.02.13	2030.02.13	3.04	20,000
	#65-1 Corporate bond	2025.03.12	2027.03.12	2.85	180,000
	#65-2 Corporate bond	2025.03.12	2028.03.10	2.88	60,000
	#65-3 Corporate bond	2025.03.12	2030.03.12	2.96	10,000
	#66-1 Corporate bond	2025.04.15	2027.04.15	2.65	110,000
	#66-2 Corporate bond	2025.04.15	2028.04.14	2.76	70,000
	#66-3 Corporate bond	2025.04.15	2030.04.15	2.84	30,000
Korea Southern Power Co., Ltd .	#77-1 Corporate bond	2025.01.21	2028.01.21	2.91	60,000
	#78-1 Corporate bond	2025.04.22	2027.04.22	2.56	140,000
	#78-2 Corporate bond	2025.04.22	2028.04.21	2.68	70,000
	#78-3 Corporate bond	2025.04.22	2030.04.22	2.74	10,000
Korea East-West Power Co., Ltd.	#49-1 Corporate bond	2025.03.07	2027.03.05	2.86	170,000
	#49-2 Corporate bond	2025.03.07	2028.03.07	2.89	60,000
	#49-3 Corporate bond	2025.03.07	2030.03.07	2.99	40,000
	#50-1 Corporate bond	2025.03.21	2027.03.19	2.87	170,000
	#50-2 Corporate bond	2025.03.21	2028.03.21	2.92	50,000
	#50-3 Corporate bond	2025.03.21	2030.03.21	2.99	10,000
	#51-1 Corporate bond	2025.04.17	2026.04.17	2.52	180,000
	#51-2 Corporate bond	2025.04.17	2028.04.17	2.70	100,000
	#51-3 Corporate bond	2025.04.17	2030.04.17	2.79	70,000
	#52-1 Corporate bond	2025.04.28	2027.04.28	2.61	160,000
	#52-2 Corporate bond	2025.04.28	2028.04.28	2.69	100,000