Form 20-F
period 2025-12-31
KOREA ELECTRIC POWER CORP
filed 2026-04-29
CIK 887225

As filed with the Securities and Exchange Commission on April 29, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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

Eunbee Jo, +82 61 345 4218, eunbee.jo@kepco.co.kr, +82 61 345 4299
55
Jeollyeok-ro
,
Naju-si,
Jeollanam-do,
58322,
Korea
(Name, telephone,
e-mail
and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common stock, par value Won 5,000 per share American depositary shares, each representing one-half of share of common stock	KEP KEP	New York Stock Exchange* New York Stock Exchange

*	Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange, pursuant to the requirements of the Securities and Exchange Commission.

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
Indicate by check mark which basis of acc
ounti
ng the registrant has used to prepare the financial statements included in this filing:
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

ii

CERTAIN DEFINED TERMS AND CONVENTIONS

All references to “Korea” or the “Republic” in this annual report on Form 20-F, or this annual report, are references to the Republic of Korea. All references to the “Government” in this annual report are references to the government of the Republic of Korea. All references to “we,” “us,” “our,” “ours,” the “Company” or “KEPCO” in this annual report are references to Korea Electric Power Corporation and, as the context may require, its subsidiaries, and the possessive thereof, as applicable. All references to “the Ministry of Trade, Industry and Resources” and “the Ministry of Finance and Economy” include the respective predecessors thereof. All references to “tons” are to metric tons, equal to 1,000 kilograms, or 2,204.6 pounds. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. All references to “IFRS” in this annual report are references to International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standard Board. Unless otherwise stated, all of our financial information presented in this annual report has been prepared on a consolidated basis and in accordance with IFRS.

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

CURRENCY TRANSLATIONS AND EXCHANGE RATES

In this annual report, unless otherwise indicated, all references to “Won,” “KRW” or “~~W~~” are to the currency of Korea, all references to “U.S. dollars,” “Dollars,” “USD”, “$” or “US$” are to the currency of the United States of America; all references to “Euro”, “€” or “EUR” are references to the currency of the European Union; all references to “Yen”, “¥” or “JPY” are references to the currency of Japan; all references to “A$” or

“AUD” are to the currency of Australia; all references to “HK$” or “HKD” are to the currency of Hong Kong; all references to “Fr.” or “CHF” are to the currency of Switzerland; all references to “kr” or “SEK” are to the currency of Sweden. Unless otherwise indicated, all translations from Won to U.S. dollars were made at Won 1,444.6 to US$1.00, which was the Noon Buying Rate of the Federal Reserve Board (the “Noon Buying Rate”) in effect as of December 31, 2025, which rates are available on the H.10 statistical release of the Federal Reserve Board. On April 10, 2026, the Noon Buying Rate was Won 1,483.9 to US$1.00. The exchange rate between the U.S. dollar and Korean Won may be highly volatile from time to time, and no representation is made that the Won or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Won, as the case may be, at any particular rate or at all.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low
	(Won per US$1.00)
2021	1,188.6	1,144.9	1,198.7	1,081.6
2022	1,260.2	1,291.8	1,440.5	1,187.0
2023	1,291.0	1,306.8	1,362.9	1,220.3
2024	1,477.9	1,363.4	1,477.9	1,300.5
2025	1,444.6	1,421.4	1,481.5	1,353.5
October	1,428.4	1,423.1	1,438.4	1,402.5
November	1,467.7	1,459.9	1,475.9	1,430.7
December	1,444.6	1,465.4	1,481.5	1,433.9
2026 (through April 10)	1,483.9	1,469.2	1,523.5	1,427.1
January	1,444.5	1,455.5	1,478.3	1,433.8
February	1,439.8	1,447.3	1,463.1	1,427.1
March	1,523.5	1,490.5	1,523.5	1,439.8
April (through April 10)	1,483.9	1,496.8	1,511.3	1,472.9

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

Our business and operations are subject to various risks, many of which are beyond our control. If any of the risks described below actually occurs, our business, financial condition or results of operations could be seriously harmed. Such risks fall primarily under the categories below:

Risks relating to KEPCO primarily include:

•	increases in fuel prices that may not be passed on to customers;

•	Government policies that may affect the industry or our operations;

•	capacity expansion plans based on projections of long-term supply and demand of electricity proving to be inadequate against actual supply and demand;

•	being subject to various environmental legislations, regulations and Government initiatives;

•	incurrence of additional indebtedness;

•	fluctuation in the value of the Won against other currencies;

•	risks associated with new business strategies and overseas expansion opportunities;

•	an increase in electricity generated by and/or sourced from independent power producers eroding our market position;

•	labor unrest and increases in labor cost;

•	risks associated with the operation of nuclear power generation facilities;

•	difficulties in the construction and operation of our facilities due to opposition from civic groups and uncertainties in maintaining permits and licenses;

•	risk management policies and procedures failing to be effective, including but not limited to failing to prevent losses in our debt and foreign currency positions;

•	limited amount and scope of insurance coverage;

•	inability to raise share capital without the Government’s participation;

•	claims by current or previous employees for unpaid wages;

•	attacks on physical security and cybersecurity;

•	Russia-related dealings; and

•	recent amendments to the Korean Commercial Code.

Risks relating to Korea and Global Economy primarily include:

•	unfavorable financial and economic conditions in Korea;

•	tensions with North Korea;

•	being subject to Korean corporate governance and disclosure standards; and

•	risks associated with enforcing a foreign judgment against us.

Risks relating to Our American Depositary Shares (ADSs) primarily include:

•	restrictions on withdrawal and deposit of common shares under the depositary facility;

•	ownership of our shares being restricted under Korean law;

•	no preemptive rights in certain circumstances;

•	being affected by the volatility of the Korean securities market;

•	dividend payments being affected by fluctuations in the exchange rate; and

•	restriction on the depositary bank from converting and remitting dividends under emergency circumstances.

Risks Relating to KEPCO

Increases in fuel prices may adversely affect our results of operations and profitability as we may not be able to pass on the increased cost to customers at a sufficient level or at all or on a timely basis.

In 2025, fuel costs constituted 24.1% of our cost of sales, and the ratio of fuel costs to our sales was 20.1%. Our generation subsidiaries purchase substantially all of the fuel that they use (except for anthracite coal) from suppliers outside Korea at prices determined in part by prevailing market prices in currencies other than Won. For example, most of the bituminous coal requirements (which accounted for approximately 37.0% of our fuel requirements in 2025 in terms of electricity output) are imported principally from Indonesia, Australia, Russia and, to a lesser extent, South Africa and others, which accounted for approximately 31.7%, 23.1%, 20.1%, 6.2% and 18.9%, respectively, of the annual bituminous coal requirements of our generation subsidiaries in 2025. Approximately 93.1% of the bituminous coal requirements of our generation subsidiaries in 2025 were purchased under long-term contracts and the remaining 6.9% from the spot market. Pursuant to the terms of our long-term supply contracts, prices are adjusted periodically based on prevailing market conditions. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited duration. See Item 4.B. “Business Overview—Fuel Sources and Requirements.”

The prices of our main fuel types, namely, bituminous coal, oil and liquefied natural gas (LNG), fluctuate, sometimes significantly, in tandem with their international market prices. For example, the average monthly spot price of Newcastle coal published on Ministry of Trade, Industry and Resources decreased from a monthly average of US$126.63 per ton for December 2024 to a monthly average price of US$108.27 per ton for December 2025 and increased to a monthly average price of US$133.86 per ton for March 2026. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil decreased from US$79.67 per barrel in 2024 to US$$68.37 per barrel in 2025 and increased to US$89.55 per barrel as of April 10, 2026. Furthermore, because the prices of LNG are dependent on the price of crude oil, an increase in such fuel prices can result in an increase in the prices of LNG, which, in turn, affects the cost of purchasing electricity from independent power producers. No assurance can be given that fuel prices will remain stable or will not significantly increase in the remainder of 2025 or thereafter. In addition, following the International Maritime Organization’s regulation referred to as IMO 2020 that regulates sulfur content of ships’ fuel oil, IMO 2023 was mandated from January 1, 2023. IMO 2023 regulates energy efficiency and carbon emissions of ships by setting specific indices that all ships are required to comply with such as energy efficiency and carbon emissions. Although we have seen mixed reactions in the market, there is a likelihood that installation of energy saving devices or modification of ships to improve their carbon emissions level may increase as the regulation strengthens. Such trends may significantly increase the operating cost of the shipping lines and the increased costs are expected to be passed onto customers like us via higher freight rates. If fuel prices increase substantially in the future within a short span of time, our generation subsidiaries may not be able to secure adequate fuel at commercially viable prices. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers may cause our generation subsidiaries to purchase fuel on the spot market at prices higher than the prices available under existing supply contracts, which would result in an increase in fuel costs.

As of January 1, 2021, we implemented a new cost pass-through tariff system to strengthen the link between our incurred costs and the tariffs charged to customers. This system also enhances transparency by separately billing fuel costs and climate/environment related costs. Previously, the electricity tariff consisted of two main components: (i) the base charge (the “Base Charge”) and (ii) the usage charge (the “Usage Charge”) based on the amount of electricity consumed by end-users. Under the new tariff system, there are new components to the tariff called the fuel cost adjusted charge (the “Fuel Cost Adjusted Charge”) and the climate/environment related charge (the “Climate/Environment Related Charge”). In principle, the Fuel Cost Adjusted Charge is calculated on a quarterly basis, and the formula for calculating the amount of the Fuel Cost Adjusted Charge is multiplying (i) the unit price of the Fuel Cost Adjusted Charge (the “Unit Price of the Fuel Cost Adjusted Charge”), which is the difference between a base fuel cost (the “Base Fuel Cost”) and an actual fuel cost (the “Actual Fuel Cost”) and (ii) the amount of electricity consumed. The Base Fuel Cost is the past twelve-month average fuel price of bituminous coal, LNG and Bunker C oil as posted by the Korea Customs Service. The twelve-month average fuel price is measured by taking the average of monthly fuel prices from twelve months in between thirteen and one month prior to the time a new Base Fuel Cost becomes effective. To illustrate, the Base Fuel Cost effective from January 2023 is the average of the fuel prices from December 2021 to November 2022. The Base Fuel Cost can be adjusted upon the revision of the electricity tariff as a whole as described in the penultimate paragraph of this risk factor. On the other hand, the Actual Fuel Cost is the past three-month average fuel price of the same fuels we use to measure the Base Fuel Cost. The past three-month average fuel price is measured by taking the average of monthly fuel prices from three months in between four and one month prior to the time the Fuel Cost Adjusted Charge is updated. To illustrate, for the second quarter of 2026, we used the fuel costs for September, October and November 2025 to calculate the three-month average fuel price.

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

However, our ability to pass on fuel and other cost increases to our customers may be limited due to Government regulations on the rates charged for the electricity we supply to our customers. In addition to the built-in limits described in the preceding paragraph, the new tariff system gives discretion to the Government to not wholly or partially adjust the quarterly Fuel Cost Adjusted Charge in case of extenuating circumstances, as determined by the Government. For example, in the second and third quarter of 2021, although the Unit Price of the Fuel Cost Adjusted Charge was Won –0.2 and Won +1.7 per kilowatt-hour respectively, the Government notified us to keep it at the same Won –3.0 per kilowatt-hour as the first quarter of 2021. In the fourth quarter of 2021, we increased the Unit Price of the Fuel Cost Adjusted Charge to Won 0.0 per kilowatt-hour. In the first and second quarters of 2022, although the Unit Price of the Fuel Cost Adjusted Charge as calculated should have been Won 3.0 per kilowatt-hour as the quarterly limit of Won ±3 per kilowatt-hour had existed back then, the Government notified us to keep it at the same Won 0.0 per kilowatt-hour as the fourth quarter of 2021. The Government has cited various policy reasons for withholding quarterly adjustments, including the need to mitigate the prolonged economic impact of the COVID-19 pandemic. As the quarterly limit of Won ±3 per kilowatt-hour was repealed in the third quarter of 2022 and with the approval by the Government, we ultimately increased the Unit Price of the Fuel Cost Adjusted Charge to Won 5.0 per kilowatt-hour in the third quarter of 2022, which represented the maximum permissible increase for 2022 under the regulatory cap. From then to the second quarter of 2026, the same Won 5.0 per kilowatt-hour increment has been applied to the Unit Price of the Fuel Cost Adjusted Charge. Recently, even though the quarterly adjustment amounts calculated under our formula were Won -1.8, Won -4.0, Won -2.5, Won -6.4, Won -6.4, Won -5.1, Won -4.2, Won -6.4, Won -12.1, Won -13.3 and Won -11.2 per kilowatt-hour per each quarter from the fourth quarter of 2023 to the second quarter of 2026, respectively, the Government notified us to maintain the Unit Price at Won 5.0 per kilowatt-hour, taking into consideration our financial condition and the fact that a substantial amount of the Fuel Cost Adjusted Charge that should have been reflected in previous years had not previously been reflected in the electricity tariff. However, no assurance can be given that such trend will continue, and even if fuel prices and the quarterly adjustment amounts calculated under our formula were to increase, the Government may decide not to adjust the quarterly Fuel Cost Adjusted Charge to levels sufficient to offset the impact of high fuel prices or at all, and our profit margins and results of operations may accordingly be adversely affected.

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

Overall, despite the new tariff system, we may not be able to adjust our tariff in accordance with such system due to the reasons described above. If fuel prices increase rapidly and substantially and the current level of electricity tariff is not increased to a level sufficient to offset the impact of high fuel prices or not adjusted responsive to fuel price movements, our profit margins will be adversely affected and our business, financial condition, results of operations and cash flows may accordingly be adversely affected. For example, from 2021 to 2023, as fuel prices increased rapidly, we experienced substantial operating and net losses. Moreover, on January 2, 2025, the Ministry of Finance and Economy announced as part of its 2025 Economic Policy Directions the Government’s initiative to limit increases to public tariffs, which may also prevent electricity tariffs from being set at levels sufficiently responsive to fuel prices and negatively affect our business, financial condition, results of operations and cash flows.

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

In August 2010, the Ministry of Trade, Industry and Resources announced the Proposal for the Improvement in the Structure of the Electric Power Industry, which was designed to promote responsible management by and improve operational efficiency of Government-affiliated electricity companies by fostering competition among them. Pursuant to this proposal, while our six generation subsidiaries continued to be our wholly-owned subsidiaries, in January 2011 the six generation subsidiaries were officially designated as “market-oriented public enterprises” (same as us) under the Act on the Management of Public Institutions, whereupon the President of Korea appoints the president and the standing director who is to become a member of the audit committee of each such subsidiary; the selection of non-standing directors of each such subsidiary is subject to approval by the Ministry of Finance and Economy; the president of each such subsidiary is required to enter into a management contract directly with the Ministry of Trade, Industry and Resources; and the Committee for Management of Public Institutions (which is comprised largely of Government officials and those recommended by Government officials) conducts performance evaluation of such subsidiaries. Previously, our president appointed the president and the statutory auditor of each such subsidiary; the selection of non-standing directors of each such subsidiary was subject to approval by our president; the president of each such subsidiary entered into a management contract with our president; and our evaluation committee conducted performance evaluation of such subsidiaries. As a result of these changes, our six generation subsidiaries took on additional operational responsibilities and management autonomy with respect to construction and management of generation units and procurement of fuel, while we as the parent company continued to oversee and coordinate, among others, finances, corporate governance, overseas businesses, including nuclear export technology and overseas resource development, that jointly affect us and our generation subsidiaries. See also Item 16.G. “Corporate Governance—The Act on the Management of Public Institutions—Applications of the Act on Our Generation Subsidiaries.”

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

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity based on the Basic Plan Relating to the Long-Term Supply and Demand of Electricity (the “Basic Plan”), which is generally revised and announced every two years by the Government. In February 2025, the Government announced the Eleventh Basic Plan and subsequently amended it in March 2025, which covers the period from 2024 to 2038. The Eleventh Basic Plan focuses on (a) establishing an energy mix and equipment plan that comprehensively considers policy principles such as supply stability, efficiency and carbon neutrality and (b) proactively strengthening the power grid and advancing market sophistication to expand carbon-free power sources, and includes the following specific measures: (i) following the continued use of nuclear power as a carbon-free source, the Eleventh Basic Plan includes the construction of two new large nuclear power plants with an aggregate generation capacity of 2.8 gigawatts by 2038 and commercial operation of a small modular reactor with generation capacity of 0.7 gigawatts by 2035, which together with other previously planned facilities, is expected to increase nuclear power capacity from 24.7 gigawatts in 2023 to 35.2 gigawatts in 2038; (ii) aging coal-fired power plants to be gradually replaced with LNG plants and carbon-free power sources, with a principle of simultaneous replacement with the same capacity – accordingly, coal power capacity is expected to decrease from 39.2 gigawatts in 2023 to 22.2 gigawatts in 2038, while LNG power capacity is expected to increase from

43.2 gigawatts in 2023 to 69.2 gigawatts in 2038; (iii) renewable energy will be systematically expanded, including expansion of solar and wind power generation capacities and market system reforms, which is expected to increase renewable energy generation capacity from 30.0 gigawatts in 2023 to 121.9 gigawatts in 2038; (iv) through the expansion of nuclear power, renewable energy, clean hydrogen and ammonia, reaching carbon-free share of 53.0% by 2030 and 70.7% by 2038, and ultimately achieving carbon neutrality; and (v) building a power grid with sufficient capacity to accommodate carbon-free energy sources. The Eleventh Basic Plan also aims to ensure a sufficient and timely electricity supply to advanced industries such as semiconductor clusters, as well as establishing an integrated supply-demand management system and an auction market in order to further stability and power source diversification.

Accordingly, we established the Eleventh Transmission and Substation Facilities Plan in accordance with the Eleventh Basic Plan in May, 2025. The Eleventh Transmission and Substation Facilities covers the period from 2024 to 2038 and focuses on initiatives such as the timely construction of transmission and substation facilities to meet increasing demand, integration of the management system for power plants including nuclear and renewable energy, and reinforcement of the national infrastructure grid to achieve carbon neutrality. Meanwhile, in July 2025, we established the First Long-Term Distribution System Plan, the first of its kind in the distribution sector, thereby implementing national energy policies and contributing to the stabilization of grid operations as well as the activation of distributed energy and new energy industries. The First Long-Term Distribution System Plan covers the analysis of the grid environment, regional surveys on distributed energy connections, and plans for building and managing distribution networks.

In March 2022, the Government enacted the Framework Act on Carbon Neutrality with the goal of transitioning to a carbon neutral society by 2050 through sustainable green growth. Carbon neutrality initiatives set forth in the Framework Act on Carbon Neutrality includes setting medium to long-term greenhouse gas reduction targets and implementing measures to combat the climate crisis. Accordingly, it will be important for us to cooperate with Government initiatives and minimize the environmental impact we have on the climate crisis through our operations.

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

¡

In accordance with the Act on Allocation and Trading of Greenhouse Gas Emission Allowances enacted in May 2012, the Government implemented a greenhouse gas emission trading system under which the Government will allocate the amount of permitted greenhouse gas emission to companies by industry and a company whose business emits more carbon than the permitted amount is required to purchase the right to emit more carbon through the Korea Exchange. The categories of allowances traded include the Korean Allowance Unit (KAU), which is the emissions allowance allocated to applicable companies by the Government; Korean Credit Unit (KCU), which is a tradable unit converted from external carbon offset certifications including the Korean Offset Credit; and Korean Offset Credit (KOC), which is the verified carbon offset credit obtained by companies for reducing carbon emissions through absorption or otherwise. The greenhouse gas emission trading system has been implemented in three stages. During the first phase (2015 to 2017), the Government gradually set up and conducted test runs of the trading system to ensure its smooth operation, allocating the greenhouse gas emission allowances free of charge. During the second phase (2018 to 2020), 97% of the greenhouse gas emission allowances were allocated free of charge, with 3% allocated through an auction. During the third phase (2021 to 2025), the Government expanded the scale of the system through aggressive greenhouse gas emission reduction targets and by allocating 10% of the greenhouse gas emission allowances through an auction. In November 2025, the Government announced an increase in the paid allocation ratio to 15% for non-power generation industries and up to 50% for power generation industries during the fourth phase (2026 to 2030).

¡

In connection with the Climate Change Response Initiatives and the 2030 National Greenhouse Gas Reduction Roadmap announced by the Government in December 2016, the Government announced the Long-term Low Greenhouse Gas Emission Development Strategies, which presents a long-term vision and national strategy for achieving carbon neutrality in 2050, and the Nationally Determined Contributions (“NDC”), which sets forth the greenhouse gas reduction targets by 2030. According to the Enforcement Decree of the Framework Act on Carbon Neutrality and Green Growth to Cope with Climate Crisis established in March 2022 and NDC figures announced by the Government in October 2021, the national target emission level in 2030 was 436.6 million tons, representing a 40% reduction as compared to 2018. The target emission level for the Transformation sector (electricity and heating) as a whole, which we are part of, was 149.9 million tons and represents 44.4% reduction as compared to 2018. Following the National Basic Plan for Carbon Neutrality & Green Growth established in April 2023, the Government has mandated annual sector-specific greenhouse gas reduction targets for the next 20 years from 2023 to 2042 and measures to achieve target emission levels to be implemented and adjusted every five years. In terms of the NDC, the national target emission level in 2030 remained unchanged at 436.6 million tons, but the target emission level for the Transformation sector (electricity and heating) in 2030 has been lowered to 145.9 million tons, representing a 45.9% reduction compared to 2018. The government confirmed the 2035 NDC in November 2025, which raised the reduction target by 53 to 61% compared to 2018 by 2035.

¡

Adhering to such emission and greenhouse gas reduction requirement may result in significant additional compliance costs. For example, the daily market price of the Korean Allowance Units (KAU), one of the categories of allowance traded on the Korea Exchange and allocated to applicable companies by the Government, was Won 8,640 per ton in early 2015 but has generally increased since over time to Won 42,500 in April 2020. Since then, the price dropped to a record low of Won 7,200 in August 2023, with the price of KAU at Won 14,900 per ton as of March 24, 2026. An increase or volatility in the price may adversely affect our results of operation, financial condition and cash flows.

•

Obligatory and Voluntary Regulation of Coal-Fired Generation Units. The Government has introduced measures to address the high level of particulate matter pollution since October 2018. A formal regulation was implemented in 2019, and the Government tried to reduce the number of operational coal-fired generation units and the emissions emitted therefrom, particularly during periods of severe particulate matter pollution (typically from the month of December to March of the next year). We have also participated in such efforts. For example, as of March 31, 2026, 52 coal-fired generation units were subject to a cap of 80% of their capacity. On March 24, 2026, the Government announced that it would ease the restrictions on coal-fired generation units in response to an energy crisis caused by the prolonged conflict in the Middle East. Additionally, the Government closed down two decrepit coal-fired generation units (Boryeong #1 and #2) in December 2020. Other coal-fired generation units, Samcheonpo #1 and #2, were decommissioned ahead of schedule in May 2021, and Honam #1 and #2 units were decommissioned in December 2021. According to the Eleventh Basic Plan, the total coal-fired power plant capacity in 2038 will decrease to 22.2 gigawatts from 39.2 gigawatts in 2023, and its percentage of total power generation capacity will decrease to 8.3% in 2038 from 27.1% in 2023. In 2024 and 2025, our generation subsidiaries introduced a voluntary regulation to lower the output of coal-fired generation units, suspending the operations and imposing a cap of 80% on the output of certain coal-fired generation units. Although such measures may be subject to change, we expect to incur significant costs associated with the compliance of such measures, including more stringent particulate matter pollution regulations, retrofitting and overall replacement of environmental facilities.

•

Coal and LNG Consumption Taxes. Since July 1, 2014, largely based on policy considerations of tax equity among different fuel types as well as environmental concerns, consumption tax has also applied to bituminous coal, which previously was not subject to consumption tax unlike other fuel types such as LNG or bunker oil. Pursuant to the amended Individual Consumption Tax Act effective as of April 1, 2019, which involved an increase of the unit tax rate for coal by Won 10 per kilogram across the board, the base tax rate (which is subject to certain adjustments) was set at Won 46 per kilogram for bituminous coal. The consumption tax and surcharge on importation of LNG is Won 12 and Won 3.8 per kilogram, respectively. However, following rapid increases in the price of LNG and bituminous coal, in order to mitigate the adverse impact of price increases in the global energy market and manage inflation, the applicable individual consumption tax rates for coal and LNG have both been temporarily decreased by 15% during the period beginning August 2022 through December 2025. Any future increase in tax rates may adversely affect our overall fuel costs and power purchase cost.

•

Renewable Portfolio Standard. Under this program, each of our generation subsidiaries is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy or, in case of a shortfall, purchase a corresponding amount of a Renewable Energy Certificate (a form of renewable energy credit) from other generation companies whose renewable energy generation surpass such percentage. Pursuant to the Act on the Promotion of the Development, Use, and Diffusion of New and Renewable Energy and its Enforcement Decree, the target percentage was 13.0% in 2023, 13.5% in 2024 and 14% in 2025. This Act and its Enforcement Decree aim to raise target percentage to 25% by 2030, and the target percentage for each year from 2025 through 2030 as of the date of this annual report is as specified in the table below. In 2024, all six of our generation subsidiaries met the target through renewable energy generation and/or the purchase of a Renewable Energy Certificate. Our generation subsidiaries’ compliance with the 2025 target is currently under evaluation, and if any generation subsidiary is found to have failed to meet the target for 2025 or fails to meet the target for subsequent years, such generation subsidiary may become subject to fines. Accordingly, the proposed target percentages may result in additional expenses for our generation subsidiaries.

	2025	2026	2027	2028	2029	2030
Target Percentage under Renewable Portfolio Standard	14.0%	15.0%	17.0%	19.0%	22.5%	25.0%

•

Renewable Energy Expansion Plan. In December 2017, the Ministry of Trade, Industry and Resources announced the Renewable Energy 3020 Plan, an initiative to increase the generation and use of renewable energy on a nationwide basis. According to the plan, the Government plans to increase the required percentage of total electricity to be generated from renewable energy sources from 7% in 2016 to 20% by 2030 and the domestic renewable energy generation capacity to 72.7 gigawatts by 2030 through the expansion of solar and wind power generation capacities to 46.5 gigawatts and 19.3 gigawatts, respectively. According to the Eleventh Basic Plan announced in February 2025 which was subsequently amended in March 2025, the Government has set national targets of 121.9 gigawatts in renewable energy generation capacity in 2038, with the goal of increasing the percentage of total electricity to be generated from renewable energy sources to 29.2% by 2038.

•

New Energy Industry Fund. In January 2016, the Ministry of Trade, Industry and Resources announced an initiative to promote the new energy industry by creating the New Energy Industry Fund, which is made up of funds sponsored by Government-affiliated energy companies. We contributed Won 500 billion to the funds in 2016. The purpose of these funds is to invest in substantially all frontiers of the new energy industry, including renewable energy, energy storage systems, electric vehicles, small-sized self-sustaining electricity generation grids known as “micro-grids,” among others, as well as invest in start-up companies, ventures, small to medium-sized enterprise and project businesses that engage in these businesses but have not previously attracted sufficient capital from the private sector.

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

•

Renewable Energy 100. In line with the spread of Renewable Energy 100 (“RE100”), a global campaign by companies around the world to cover 100% of their electricity use with renewable energy by 2050, the Government introduced its own version of RE100 that allows companies and other consumers to choose energy sources from which their electricity is generated. In order for a domestic company to participate in RE100, it may purchase renewable energy through us in a competitive bidding process and be issued with a certificate of use of renewable energy, which we refer to as the Green Premium system, or enter into a power purchase agreement (“PPA”) either with a renewable energy generator through us as an intermediary (“third-party PPA”) or with a renewable energy generator directly such that the generator will supply electricity to the company without going through the existing electricity market (“direct PPA”). As of December 31, 2025, there are 13 third-party PPA of total contracted capacity of 33.6 megawatts and 72 direct-PPA of total contracted capacity of 836.7 megawatts. The use of direct PPA, particularly if it gains more widespread acceptance, may adversely affect our market share in electricity sales.

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

•

Hydrogen Energy Related Legislations. Following the amendment to the Hydrogen Economy Promotion and Hydrogen Safety Management Act in June 2022 and its Enforcement Decree enacted in December 2022, the Minister of Climate, Energy and Environment has designated KEPCO and other entities under the Community Energy System to purchase hydrogen-generated electricity. Under such Act, we are required to enter into contracts with hydrogen generators that are selected through competitive bidding process. The bidding market is comprised of the general hydrogen power market and the clean hydrogen power generation market, as categorized based on the type of fuel used. In consideration of the current ecosystem in which fuel cells are used, the general hydrogen power market is open to all kinds of hydrogen plants including plants using extracted or by-product hydrogen. On the other hand, the clean hydrogen power market is a market where only generators using clean hydrogen plants are allowed to participate. Clean hydrogen is categorized into carbon-free hydrogen, low-carbon hydrogen, and low-carbon hydrogen compounds (including ammonia) according to greenhouse gas emissions in the production and import procedure of hydrogen. According to the clean hydrogen certification system, hydrogen can be recognized as clean hydrogen if the CO2 emissions for the production of 1 kg of hydrogen is 4 kg or less. The Government has set the bidding volumes for 2023 to 2025 as shown in the table below.

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

We anticipate that a substantial amount of additional indebtedness will be required in the coming years in order to refinance existing debt, make capital expenditures for construction of generation plants and other facilities and/or make acquisitions, invest in renewable energy and the “new energy industry” projects and fund our overseas businesses. In 2023, 2024 and 2025, our capital expenditures in relation to the foregoing amounted to Won 15,518 billion, Won 16,720 billion and Won 18,701 billion, respectively, and our budgeted capital expenditures for 2026, 2027 and 2028 amount to Won 23,099 billion, Won 27,391 billion and Won 27,625 billion, respectively.

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

From 2021 to 2023, we experienced net losses as global energy prices increased significantly and the power purchase costs increased accordingly, we issued more debt securities than before to meet increased working capital needs. On December 28, 2022, the National Assembly of Korea passed an amendment to Article 16 of KEPCO Act, which increased our debt ceiling as represented by the total outstanding debt securities on a separate basis to be no greater than five times (or six times if the Minister of the Ministry of Climate, Energy and Environment approves that it is urgently required to resolve a business crisis) the sum of our share capital and reserves updated at the end of each year. Such share capital and reserves are calculated on a separate basis under the KEPCO Act. Before such amendment, our debt ceiling was two times the sum of our share capital and reserves. Such increase in debt ceiling will be effective until December 31, 2027 and we may make use of the new debt ceiling to issue more debt securities to cover our losses, refinance existing debt and finance new capital expenditures. However, if the sum of our share capital and reserves decreases (including as a result of continued significant net losses), our debt ceiling will decrease as well and there will be no assurance that we can meet our funding requirements for capital or operational expenditures or debt repayment obligations. If we cannot meet such requirements, it could have a material adverse impact on our business, results of operations and financial condition.

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

The Won has fluctuated significantly against major currencies from time to time. Between January and April 2026, the Won/U.S. dollar exchange rate swung sharply: it was approximately 1,478.33 Won per U.S. dollar on January 20, fell to 1,427.12 on February 25, and spiked to 1,509.86 on March 27. Even slight depreciation of Won against U.S. dollar and other foreign currencies may result in a material increase in the cost of fuel and equipment purchased by us from overseas since the prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are denominated in currencies other than Won, generally in U.S. dollar.

Changes in foreign exchange rates may also impact the cost of servicing our foreign currency-denominated debt. As of December 31, 2025, 16.9% of our long-term debt (including the current portion but excluding original issue discounts and premium) without taking into consideration of swap transactions, was denominated in foreign currencies, principally U.S. dollar. In addition, even if we make payments in Won for certain fuel materials and equipment, some of these fuel materials may originate from other countries and their prices may be affected accordingly by the exchange rates between the Won and foreign currencies, especially the U.S. dollar. Since the substantial majority of our revenues are denominated in Won, we must generally obtain foreign currencies through foreign currency-denominated financings or from foreign currency exchange markets to make such purchases or service such debt. As a result, any significant depreciation of Won against the U.S. dollar or other major foreign currencies will have a material adverse effect on our profitability and results of operations.

We may not be successful in implementing new business strategies.

In 2025, we established medium to long-term business strategies for the years from 2026 to 2030. We plan to (i) enhance the stability of our power supply capabilities, which are central to our core business, (ii) respond proactively to the climate crisis in order to achieve carbon neutrality, (iii) secure future growth engines in areas such as overseas businesses and new energy businesses, (iv) establish a foundation for sustainable management through company-wide management innovation, and (v) lead the creation of social value across the energy industry ecosystem. To achieve these plans, we also developed 17 strategic initiatives, including the timely construction of key national power grids.

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

As of December 31, 2025, we and our generation subsidiaries owned approximately 53.4% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use). New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial condition and results of operations.

In particular, we compete with independent power producers with respect to electricity generation. The independent power producers accounted for 36.3% of total power generation in 2025 and 46.6% of total generation capacity as of December 31, 2025. As of December 31, 2025, there were 44 independent power producers in Korean electricity market, excluding 7,355 renewable energy producers. Since 2013, private enterprises are permitted to own and operate coal-fired power plants in Korea as the Ministry of Trade, Industry and Resources approved plans for independent power producers to construct coal-fired power plants under the Sixth Basic Plan announced in February 2013. Under the Tenth Basic Plan announced in January 2023, three coal-fired power plants are planned to be constructed by independent power producers by 2024. Two of the three coal fired power plants planned for construction were completed in 2024, and the remaining one was completed in 2025. Furthermore, independent power producers are permitted to build additional generation capacity (whether coal-fired or not), in which case our market share in Korea may decrease and in turn may have a material adverse effect on our results of operations and financial condition.

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

Pursuant to the Electric Utility Act and the Enforcement Decree of the Electric Utility Act, purchasers of power capacity in excess of 30,000 Kilovolt-amps (kVA) (the threshold was previously 50,000 kVA prior to an amendment to the Enforcement Decree of the Electric Utility Act in June 2007) have been allowed to purchase electricity directly through the Korea Power Exchange. As market interest increased, the Korea Power Exchange amended the Rules on Operating Electricity Market in 2025, such as extending the mandatory retention period for switching to direct purchase from one year to three years, which is expected to make customers more careful in deciding to switch to direct purchases as they will be subject to a longer retention period. As of the end of 2025, there have been instances of direct power purchase by electricity consumers. Although direct purchases will still utilize KEPCO’s transmission network, an increase in direct purchases of electricity may adversely affect our market share in electricity sales and, particularly if it were to gain widespread acceptance, may negatively affect our business, financial condition, results of operations and cash flows.

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

We and each of our generation subsidiaries have separate labor unions. As of December 31, 2025, approximately 73.6% of our and our generation subsidiaries’ employees in the aggregate were members of these labor unions. Since a six-week labor strike in 2002 by union members of our generation subsidiaries in response to a proposal to privatize of one of our generation subsidiaries, there has been no material labor dispute. However, we cannot assure you that there will not be a major labor strike or other material disruptions of operations by the labor unions of us and our generation subsidiaries if the Government resumes privatization or other restructuring initiatives or for other reasons, which may adversely affect our business and results of operations.

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

Through KHNP, we currently operate 26 nuclear-fuel generation units, among which four units (Kori #2,3,4 and Hanbit #1) have been temporarily shut down. Kori #2 has been shut down since April 8, 2023. KHNP submitted a safety evaluation report to the NSSC in April 2022 to seek approval for an extension of the life of Kori #2. Following the approval of its life extension in November 2025, measures are underway to resume operations during the first half of 2026. Similarly, Kori #3 and #4 as well as Hanbit #1 have been shut down since September 2024, August 2025 and December 2025 respectively. Administrative and technical protocols including the submission of safety evaluation reports for life extension approval of these three units are also underway.

Operation of nuclear power plants is subject to certain hazards, including environmental hazards such as leaks, ruptures and discharge of toxic and radioactive substances and materials. These hazards can result in severe consequences, including personal injuries or loss of life, severe damage to or destruction of property and natural resources, pollution or other environmental damage, clean-up responsibilities, regulatory investigations and penalties and suspension of operations. Nuclear power has a stable and relatively inexpensive cost structure (which is least costly among the fuel types used by our generation subsidiaries) and is the largest source of Korea’s electricity supply, accounting for 31.01% of electricity generated in Korea in 2025. Due to significantly lower unit fuel costs compared to those for thermal power plants, our nuclear power plants are generally operated at full capacity with only routine shutdowns for fuel replacement and maintenance, with limited exceptions.

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

In response to the damage to the nuclear facilities in Japan as a result of the tsunami and earthquake in March 2011, the Government conducted additional safety inspections on nuclear power plants by a group of experts from governmental authorities, civic groups and academia. As a result of such inspections, KHNP prepared a comprehensive safety improvement plan including installing additional automatic shut-down systems for earthquakes, extending coastal barriers for seismic waves, procuring mobile power generators and storage batteries, installing passive hydrogen removers at nuclear facilities and improving the radiology emergency medical system. KHNP has been implementing such measures, with the goal of fully implementing by December 2030. KHNP also developed 10 additional supplementary safety measures by analyzing overseas plants and its current operations, and such measures were implemented in 2023. However, there is no assurance that the adoption and implementation of such measures will be sufficient to prevent damage in the future or that additional safety measures will not be required, the adoption and/or implementation of which may be costly and have a material adverse impact on our financial condition and results of operations.

In February 2025, the Government announced the Eleventh Basic Plan which was subsequently amended in March 2025 and focuses on, among other things, optimizing nuclear power sources while minimizing coal-fired power sources and developing eco-friendly power sources. Accordingly, construction of nuclear generation units Shin-Hanul #3 and #4 is underway, and operation of ten other nuclear generation units including Kori #2 may continue beyond their original retirement dates in or before 2030 subject to KHNP’s intention and only upon the NSSC’s approval following a satisfactory safety evaluation. As for new nuclear plants under construction, the construction of Shin-Hanul #2 was completed in April 2024, following Shin-Hanul #1 which commenced its commercial operation in December 2022, while construction of Saeul #3 and #4 (formerly named as Shin-Kori #5 and #6) is expected to be completed in 2026 and 2027 respectively. We cannot assure you that there will not be new challenges by civic groups or changes in the Government’s policies that may interfere with the construction of these or other nuclear units in the future. We may experience a loss of revenues and an increase in fuel costs (as nuclear fuel is the cheapest compared to coal, LNG or oil) as a result of such challenges, which could adversely affect our results of operation and financial condition. For example, in September 2023, a group of 40 Korean nationals brought a lawsuit against the Minister of Trade, Industry and Energy to rescind the approval for the Shin-Hanul #3 and 4. In November 2023, we applied to participate in the lawsuit as a stakeholder, and the first trial is in progress at the Seoul Administrative Court. The defendant in the lawsuit has been changed from the Minister of Trade, Industry and Energy to the Ministry of Climate, Energy and Environment.

As mentioned above, separate from Kori #2 whose life extension was approved in November 2025, there are nine other nuclear generation units whose lives under their initial operating licenses will expire by 2030. Under the Eleventh Basic Plan, we aim to continue their operation after such expirations, but we may find it difficult to have the life of those nuclear units extended. In April 2022, KHNP submitted a safety evaluation report to the NSSC to seek approval for an extension of the life of Kori #2, which shut down in April 2023. The life extension of Kori #2 was approved in November 2025, after which operation resumed in April 2026. In September 2022, KHNP also submitted a safety evaluation report to the NSSC to seek approval for an extension of the lives of Kori #3 and Kori #4, which were shut down in September 2024 and August 2025, respectively. In June 2023, KHNP also submitted a safety evaluation report to the NSSC to seek approval for an extension of Hanbit #1, which was shut down in December 2025. As future procedures will be carried out in accordance with relevant laws and regulations, it is uncertain at this time whether such extension of life will be granted. The failure to extend the life of these units would result in a loss of revenues from such units and an increase in our overall fuel costs (as nuclear fuel is cheaper compared to coal, LNG or oil), which could adversely affect our results of operation and financial condition. In addition, heightened concerns regarding the safety of operating nuclear generation units could impede with our ability to operate them for an extended period of time or at all. For example, the nuclear power plant at Wolsong #1 unit began operations in 1982 and ended its operations in 2012 pursuant to its 30-year operating license. In February 2015, the NSSC evaluated the safety of operating Wolsong #1 unit and approved its extended operation through November 2022. A civic group filed a lawsuit to annul such decision, and in February 2017, the Seoul Administrative Court ruled against the NSSC. The NSSC appealed this decision, and the civic group filed an injunction to suspend the operation of the Wolsong #1 unit. The civic group’s injunction was denied in July 2017. KHNP, which operated the unit pursuant to the NSSC’s initial decision, has joined this lawsuit. The legal proceeding has been finalized and was closed on June 13, 2020.

In addition, the current scheme for the construction and operation of nuclear generation units may be altered in the future, and we cannot assure you that current or future policies will not have an adverse impact on our or our generation subsidiaries’ financial condition and results of operations. In the past, in keeping with previous Eighth and Ninth Basic Plans to decrease reliance on nuclear power sources, on June 15, 2018, the board of directors of KHNP decided to (i) retire Wolsong #1 unit earlier than planned due to comprehensive evaluation of the economic viability and regional sentiment of its continuing operation and (ii) discontinue the construction of Chunji #1 and #2 as well as Daejin #1 and #2 units. On December 24, 2019, the NSSC approved the permanent shutdown of Wolsong #1 unit. From the beginning of 2018 to the end of 2019, impairment loss in connection with the property, plant and equipment of Wolsong #1 unit accrued to Won 572,216 million and reversal of impairment loss was Won 16,693 million. From the beginning of 2018 to the end of 2019, impairment loss in connection with the property, plant and equipment of Chunji #1 and #2 as well as Daejin #1 and #2 units amounted to Won 38,886 million. From the beginning of 2018 to the end of 2019, impairment loss in connection with the property, plant and equipment of Shin-Hanul #3 and #4 units accrued to Won 134,736 million. However, as the Tenth Basic Plan announced in January 2023 aims to restart the construction of Shin-Hanul #3 and #4, we recognized the reversal of all the accrued impairment losses related to the Shin-Hanul #3 and #4. The Government revised the Enforcement Decree of the Electricity Business Act in June 2021 and enacted a notice that will allow KHNP to be compensated for reasonable costs incurred in relation to the phase-out of nuclear power plants in accordance with the Government’s energy transition policy. KHNP applied for such compensation related to Wolsong #1 in June 2022. However, even if KHNP may apply for such compensation, there is no guarantee that it will cover the entire cost as the scope of such compensation has not been specifically determined yet. If KHNP cannot recoup its total cost, it may have an adverse impact on our financial condition.

The construction and operation of our generation, transmission and distribution facilities involve difficulties, such as opposition from civic groups and uncertainties in maintaining permits and licenses, which may have an adverse effect on us.

From time to time, we encounter social and political opposition against construction and operation of our generation facilities (particularly nuclear units) and, to a lesser extent, our transmission and distribution facilities. For example, we experienced intense opposition from local residents and civic groups to the construction of transmission lines in the Milyang area, which we resolved through various compensatory and other support programs. Such opposition delayed the completion of the project. Although we and the Government have undertaken various community programs to address concerns of residents in areas near our facilities, civic and community opposition could result in delayed construction or relocation of our planned facilities. In 2025, in order to minimize potential delays in the construction of transmission lines, we established a grid deployment department which analyzes prior site selections and complaints to identify issues and provide better solutions to prevent construction delays and establish a strategic roadmap for improving the site selection process for timely construction of transmission lines, managing the site work process, and reviewing appropriate compensation levels.

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

In April 2019, a forest fire broke out in Goseong in Gangwon Province, about 210 kilometers from Seoul, causing damages to nearby towns, covering approximately 1,260 hectares. The National Forensic Service has investigated the cause of the fire and has determined that the fire seems to have been started by an electrical arc from our utility pole’s wire, which broke as a result of a strong wind. Based on this finding and follow-up investigations by the Police Department of Goseong, seven employees of KEPCO were prosecuted in connection with the fire. In October 2023, the Supreme Court of Korea (the “Supreme Court”) acquitted the employees. As of March 31, 2026, we have settled with and completed the compensation payment of Won 81.6 billion in the aggregate to victims. In addition, we are also compensating the fire victims by providing a number of services, such as free supply of electricity. We are also implementing measures to prevent future fires that may result from an electrical arc, including a special maintenance program to be enforced during the dry seasons between March and May. We also implemented operational measures such as tailored operation of protective devices and suspension of operation during periods of low loads and plan to change power facility designs to reflect regional and seasonal characteristics, all of which are intended to help prevent similar incidents from happening in the future. Despite our efforts, however, such incidents may occur again, and we cannot assure you that they will not have a material adverse effect on us, our reputation or our operating results.

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

Under applicable laws, the Government is required to directly or indirectly own at least 51% of our issued capital stock. As of December 31, 2025, the Government, directly and through Korea Development Bank (a statutory banking institution wholly owned by the Government), owned 51.1% of our issued capital stock. Accordingly, without changes in the existing Korean law, it may be difficult or impossible for us to undertake, without the participation of the Government, any equity financing in the future.

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

Following such ruling by the Supreme Court, we and our subsidiaries became subject to a number of lawsuits filed by various industry-wide and company-specific labor unions based on claims that ordinary wage had been paid without including certain items that should have been included as ordinary wage. In July 2016, the court ruled against us, and in accordance with the court’s ruling, in August 2016 we paid Won 55.1 billion to the employees for three years of back pay plus interest. As of December 31, 2025, our subsidiaries set aside an aggregate amount of Won 196.5 billion to cover any potential future payments of additional ordinary wage in relation to the related lawsuits. We cannot presently assure you that the court will not rule against our subsidiaries in these lawsuits, or that the foregoing reserve amount will be sufficient to cover the amounts payable under the court rulings.

Furthermore, the issue of determining which labor costs should be additionally included as part of ordinary wages was not been fully resolved by the courts reviewing the lawsuits to which our subsidiaries were a party and other ordinary wage lawsuits filed against other companies. For instance, there were several cases pending review of the Supreme Court on whether the bonuses conditional to employee’s current employment status should be included as part of ordinary wages. The Supreme Court, in 2013, had ruled that such conditional bonuses are not a part of ordinary wages. However, in 2024, the Supreme Court overruled its prior interpretation, declaring that “fixity” shall no longer serve as a conceptual criterion for determining ordinary wages. Instead, the Court established a new framework based on whether the payment constitutes compensation for “prescribed work” and is paid “regularly and uniformly,” regardless of any additional conditions attached to the payment.

Recognizing that a full retroactive application of this new standard would undermine legal stability and the reliance interests formed under the prior precedents that centered on fixity, the Supreme Court limited the scope of the new rule. The new principle applies prospectively to ordinary wages calculated for work performed on or after December 19, 2024, except in the case at hand and in other lawsuits pending before the courts at the time of the decision where the applicability of ordinary wages was disputed (referred to as “parallel cases”).

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

In 2025, we met 20.1% of our bituminous coal requirements from coals that originated from Russia. Additionally, we also purchased uranium and conversion and enrichment services of uranium concentrates from Russian suppliers and also purchase Russian origin LNG. In 2025, the total value of all goods and services originated or purchased from Russia was approximately US$ 1.1 billion.

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

We source Russian fuel products from counterparties in a number of these jurisdictions, including the European Union, Japan, and Switzerland and sanctions that have been or will be imposed by these and other jurisdictions may require us to restrict or modify our operations. While the U.S. and other countries’ sanctions measures announced to date do not amount to a comprehensive embargo against Russia and Russian persons, it is not possible to predict with a reasonable degree of certainty how developments in Russia and Ukraine may impact our Russia-related business dealings, including but not limited to our purchase of fuel sources from Russia, such as bituminous coal, uranium, uranium concentrates conversion and enrichment services, and LNG or with regard to other business with or involving Russian counterparties, such as provision of uranium conversion and enrichment-related services.

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

Recent Amendments to the Korean Commercial Code may increase the influence of minority shareholders.

The Korean Commercial Code has recently undergone three successive rounds of legislative amendments, the majority of which are in the process of coming into effect or will take effect in the near term.

The first round of amendments (the “First Amendment”), passed in July 2025, introduces key changes including: (i) expansion of directors’ fiduciary duties to expressly include shareholders; (ii) introduction of electronic shareholder meetings for listed companies, with mandatory parallel electronic and in-person meetings for listed companies of a certain size; and (iii) expansion of the so-called “3% rule,” limiting the voting rights of shareholders holding more than 3% of issued shares in the election and dismissal of audit committee members, with shares held by related parties of the largest shareholder aggregated for the purpose of calculating the threshold.

The second round of amendments (the “Second Amendment”), passed in August 2025, introduces key changes including: mandatory cumulative voting for large listed companies with total assets of at least Won 2 trillion, notwithstanding any contrary provision in their articles of incorporation.

The third round of amendments (the “Third Amendment”), passed in February 2026, introduces new rules on treasury shares, including a general requirement to cancel treasury shares within one year of acquisition and additional shareholder approval requirements for retaining or disposing of treasury shares beyond that period.

These amendments are intended to enhance shareholder participation and strengthen the independence and effectiveness of boards and audit committees. Accordingly, they may increase the influence of minority shareholders, institutional investors, hedge funds or other activist shareholders in corporate governance matters. There is no assurance that such developments will not have a potential adverse effect on our business.

Risks Relating to Korea and the Global Economy

Unfavorable financial and economic conditions in Korea and globally may have a material adverse impact on us.

We are incorporated in Korea, where most of our assets are located and most of our income is generated. As a result, we are subject to political, economic, legal and regulatory risks specific to Korea, and our business, results of operations and financial condition are substantially dependent on the Korean consumers’ demand for electricity, which are largely dependent on developments relating to the Korean economy. Elevated energy and commodity prices, ongoing global supply chain realignments, geopolitical tensions including the ongoing Russia-Ukraine war, the military conflicts between Iran and other countries, broader instability in the Middle East, continued shifts in monetary policy by major central banks, volatility in global financial markets, and signs of economic slowdown in China and other key markets continue to create significant uncertainty regarding the global economic outlook, which has adversely affected, and may continue to adversely affect, the Korean economy. As the Korean economy is, in turn, highly dependent on the health and direction of the global economy, the prices of our securities may be adversely affected by investors’ reactions to developments in other countries. In addition, due to the ongoing volatility in the global financial markets, the value of the Won relative to the U.S. dollar has also fluctuated significantly in recent years, which also may adversely affect our financial condition and results of operations.

Changes in political leadership and the policy direction of the Korean government, including those following the inauguration of President Lee Jae Myung on June 4, 2025, may affect Korea’s political and economic environment, market conditions, investor sentiment and the overall business environment in Korea. Such developments could adversely affect companies operating in Korea, including us, and, in turn, our business, results of operations and financial condition.

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

More specifically, factors that could have an adverse impact on Korea’s economy include, among others:

•

inflationary pressures and volatility in commodity prices resulting from global supply chain disruptions, geopolitical conflicts in Russia, Ukraine, Israel and other Middle Eastern states and other external shocks;

•	the military conflicts between Iran and other countries, including the Unities States and Israel;

•

changes in monetary policies by central banks around the world in response to inflation, growth or financial market conditions and ensuing volatility in foreign currency reserve levels, commodity prices (including oil, LNG and other fuel prices), exchange rates (particularly against the U.S. dollar), interest rates, stock market prices and inflows and outflows of foreign capital, either directly, into the stock markets, through derivatives or otherwise;

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

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, there continues to be uncertainty regarding North Korea’s political leadership and policy direction, which has raised concerns with respect to the political and economic future of the region.

There continues to be heightened security tension in the region stemming from North Korea’s hostile military and diplomatic actions, including in respect of its nuclear weapons and long-range missile programs. Recently, North Korea fired artillery shells in maritime buffer zones in November 2019 as well as from October 2022 to December 2022 and shots on a guard post of Korea in May 2020. In September 2022, North Korea legislated five conditions under which it would launch a preemptive nuclear strike. In December 2022, five North

Korean drones violated Korean airspace, one of which returned to the North but the rest disappeared. In September 2023, North Korea amended its constitution declaring itself to be a nuclear weapons state. In October 2024, North Korea conducted test launches of an intercontinental ballistic missile to the East Sea. In 2025 and 2026, North Korea has continued to advance its nuclear and missile capabilities: North Korea has developed new missile systems, such as new intercontinental ballistic missile systems, and has conducted test-firings of such systems, including the hypersonic missile test-fired in January 2026. North Korea has also deepened its military cooperation with Russia, including the exchange of weapons, technology and personnel, which has further heightened security tensions on the Korean Peninsula.

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

General Information

Our legal and corporate name is Korea Electric Power Corporation. We were established by the Government on December 31, 1981 as a statutory juridical corporation in Korea under the Korea Electric Power Corporation Act (the “KEPCO Act”) as the successor to Korea Electric Company. Our registered office is located at 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea, and our telephone number is 82-61-345-4218. Our website address is www.kepco.co.kr.

Our agent in the United States is Korea Electric Power Corporation, North America Office, located at 7th Floor, Parker Plaza, 400 Kelby Street, Fort Lee, NJ 07024.

The Korean electric utility industry traces its origin to the establishment of the first electric utility company in Korea in 1898. On July 1, 1961, the industry was reorganized by the merger of Korea Electric Power Company, Seoul Electric Company and South Korea Electric Company, which resulted in the formation of Korea Electric Company. From 1976 to 1981, the Government acquired the private minority shareholdings in Korea Electric Company. After the Government acquired all the remaining shares of Korea Electric Company, Korea Electric Company was dissolved, and we were incorporated in 1981 and assumed the assets and liabilities of Korea Electric Company. We ceased to be wholly owned by the Government in 1989 when the Government sold 21% of our common stock. As of December 31, 2025, the Government maintained 51.1% ownership in aggregate of our common shares by direct holdings and indirect holdings through Korea Development Bank, a statutory banking institution wholly owned by the Government.

Under relevant laws of Korea, the Government is required to own, directly or indirectly, at least 51% of our capital. Direct or indirect ownership of more than 50% of our outstanding common voting stock enables the Government to control the approval of certain corporate matters relating to us that require a shareholders’ resolution, including approval of dividends. The rights of the Government and Korea Development Bank as holders of our common stock are exercised by the Ministry of Climate, Energy and Environment, based on the Government’s ownership of our common stock and a proxy received from Korea Development Bank, in consultation with the Ministry of Finance and Economy.

We operate under the general supervision of the Ministry of Climate, Energy and Environment. The Ministry of Climate, Energy and Environment, in consultation with the Ministry of Finance and Economy, is responsible for approving, subject to review by the Korea Electricity Commission, the electricity rates we charge our customers. See Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.” We furnish reports to officials of the Ministry of Climate, Energy and Environment, the Ministry of Finance and Economy and other Government agencies and regularly consult with such officials on matters relating to our business and affairs. See Item 4.B. “Business Overview—Regulation.” Our non-standing directors, who comprise a majority of our board of directors, must be appointed by the Ministry of Finance and Economy following the review and resolution of the Committee for Management of Public Institutions (which is established by law and chaired by the Minister of the Ministry of Finance and Economy and whose members consist of Government officials and others appointed by the President of Korea based on recommendation by the Minister of the Ministry of Finance and Economy) from a pool of candidates recommended by the director nomination committee. Our president and standing directors who concurrently serve as members of our audit committee must be appointed by the President of Korea upon the motion of the Minister of the Ministry of Climate, Energy and Environment (in the case of our president) and the Minister of the Ministry of Finance and Economy (in the case of our standing director who concurrently serves as a member of the audit committee) and following the nomination by our director nomination committee, the review and resolution of the Committee for Management of Public Institutions and an approval at the general meeting of shareholders. See Item 6.A. “Directors and Senior Management—Board of Directors” and Item 16.G. “Corporate Governance—The Act on the Management of Public Institutions.”

Item 4.B.	Business Overview

Introduction

We are an integrated electric utility company engaged in the transmission and distribution of substantially all of the electricity in Korea. Through our six wholly-owned generation subsidiaries, we also generate the substantial majority of electricity produced in Korea. As of December 31, 2025, we and our generation subsidiaries owned approximately 53.4% of the total electricity generation capacity in Korea (excluding plants generating electricity primarily for private or emergency use). In 2025, we sold to our customers 549,417 gigawatt-hours of electricity. We purchase electricity principally from our generation subsidiaries and, to a lesser extent, from independent power producers. Of the 545,192 gigawatt-hours of electricity we purchased in 2025, 33.2% was generated by KHNP, our wholly-owned nuclear and hydroelectric power generation subsidiary, 32.7% was generated by our wholly-owned five non-nuclear generation subsidiaries and 34.1% was generated by independent power producers that trade electricity to us through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us). Our five non-nuclear generation subsidiaries are KOSEP, KOMIPO, KOWEPO, KOSPO and EWP, each of which is wholly owned by us and is incorporated in Korea. We derive substantially all of our revenues and profit from Korea, and substantially all of our assets are located in Korea.

Our revenues are closely tied to demand for electricity in Korea. In 2025, the gross domestic product, or GDP, increased by 1.0% compared to 2024, whereas the demand for electricity in Korea decreased by 0.07% compared to 2024. In 2025, we realized sales of Won 96,568 billion and net profit of Won 8,667 billion, compared to sales of Won 92,578 billion and net profit of Won 3,622 billion in 2024.

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

Government Ownership and Our Interactions with the Government

The KEPCO Act requires that the Government own at least 51% of our capital stock. Direct or indirect ownership of more than 50% of our outstanding common voting stock enables the Government to control the approval of certain corporate matters which require a shareholders’ resolution, including approval of dividends. The rights of the Government and Korea Development Bank as holders of our common stock are exercised by the Ministry of Trade, Industry and Resources in consultation with the Ministry of Finance and Economy. We are currently not aware of any plans of the Government to cease to own, directly or indirectly, at least 51% of our outstanding common stock.

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

Restructuring of the Electric Power Industry in Korea

On January 21, 1999, the Ministry of Trade, Industry and Resources published the Restructuring Plan. The overall objectives of the Restructuring Plan consist of: (i) introducing competition and thereby increasing efficiency in the Korean electric power industry, (ii) ensuring a long-term, inexpensive and stable electricity supply, and (iii) promoting consumer convenience through the expansion of consumer choice.

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

Pursuant to the Electric Utility Act amended in December 2000, the Government established the Korea Power Exchange in April 2001. The primary function of the Korea Power Exchange is to deal with the sale of electricity and implement regulations governing the electricity market to allow for electricity distribution through a competitive bidding process. The Government also established the Korea Electricity Commission in April 2001 to regulate the Korean electric power industry and ensure fair competition among industry participants. To facilitate this goal, the Korea Power Exchange established the Electricity Market Rules relating to the operation of the bidding pool system. To amend the Electricity Market Rules, the Korea Power Exchange must have the proposed amendment reviewed by the Korea Electricity Commission and then obtain the approval of the Ministry of Climate, Energy and Environment.

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

Privatization of Generation Subsidiaries

In April 2002, the Ministry of Trade, Industry and Resources released the basic privatization plan for five of our generation subsidiaries other than KHNP. Pursuant to this plan, we commenced the process of selling our equity interest in KOSEP in 2002. According to the original plan, this process was, in principle, to take the form of a sale of management control, potentially supplemented by an initial public offering as a way of broadening the investor base. In November 2003, KOSEP submitted its application to the Korea Exchange for a preliminary screening review, which was approved in December 2003. However, in June 2004, KOSEP made a request to the Korea Exchange to delay its stock listing due to unfavorable stock market conditions at that time.

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

Initiatives to Improve the Structure of Electricity Generation

In August 2010, the Ministry of Trade, Industry and Resources announced the Proposal for Improvement in the Structure of the Electric Power Industry in order to resolve uncertainty related to restructuring plans for the electric power industry and maintain competitiveness of the electric power industry. Key initiatives of the proposal included the following: (i) maintain the current structure of having six generation subsidiaries and designate the six generation subsidiaries as market-oriented public enterprises, pursuant to the Act on the Management of Public Institutions in order to foster competition among the generation subsidiaries and promote efficiency in their operations, (ii) clarify the scope of the business of us and the six generation subsidiaries (namely, that we shall manage the financial structure and governance of the six generation subsidiaries and nuclear power plant and overseas resources development projects, while the six generation subsidiaries will have greater autonomy with respect to construction and management of generation units and procurement of fuel), (iii) create a nuclear power export business unit to systematically enhance our capabilities to win projects involving the construction and operation of nuclear power plants overseas, (iv) further rationalize the electricity tariff by adopting a fuel-cost based tariff system in 2011 and a voltage-based tariff system in a subsequent year, and (v) create separate accounting systems for electricity generation, transmission, distribution and sales with the aim of introducing competition in electricity sales in the intermediate future. The fuel-cost based tariff system went into effect on July 1, 2011 but the Ministry of Trade, Industry and Resources issued a hold order on July 29, 2011 and subsequently informed us it needs to be reassessed in light of the circumstances.

In January 2011, the Ministry of Finance and Economy created a “joint cooperation unit” consisting of officers and employees selected from the five thermal power generation subsidiaries in order to reduce inefficiencies in areas such as fuel transportation, inventories, materials and equipment and construction, etc. and allow the thermal power generation subsidiaries to continue utilizing the benefits of economy of scale after split off of our generation business units into separate subsidiaries. The purpose of the joint cooperation unit was to give greater autonomy to the generation subsidiaries with regard to power plant construction and management and fuel procurements, and thereby enhance efficiency in operating power plants. The main functions of the joint cooperation unit are as follows: (i) maintain inventories of bituminous coal through volume exchanges and joint purchases, (ii) reduce shipping and demurrage expenses through joint operation and distribution of dedicated vessels, (iii) reduce costs by sharing information on generation material inventories and (iv) sharing human resources among the five thermal power generation subsidiaries for construction projects, among other things.

Furthermore, in January 2011 the six generation subsidiaries were officially designated as “market-oriented public enterprises,” whereupon the President of Korea appoints the president and the statutory auditor of each such subsidiary; the selection of non-standing directors of each such subsidiary is subject to approval by the Minister of the Ministry of Finance and Economy; the president of each such subsidiary is required to enter into a management contract directly with the Minister of the Ministry of Climate, Energy and Environment; and the Public Enterprise Management Evaluation Team which is established by the Committee for Management of Public Institutions conducts performance evaluation of such subsidiaries. Previously, our president appointed the president and the statutory auditor of each such subsidiary; the selection of non-standing directors of each such subsidiary was subject to approval by our president; the president of each such subsidiary entered into a management contract with our president; and our evaluation committee conducted performance evaluation of such subsidiaries. For further details of the impact of the designation of our generation subsidiaries as “market-oriented public enterprises,” see Item 16.G. “Corporate Governance – The Act on the Management of Public Institutions.”

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

Purchase of Electricity

Cost-based Pool System

Since April 2001, the purchase and sale of electricity in Korea is required to be made through the Korea Power Exchange, which is a statutory not-for-profit organization established under the Electric Utility Act responsible for setting the price of electricity, handling the trading and collecting relevant data for the electricity market in Korea. The suppliers of electricity in the Korean electricity market consist of our six generation subsidiaries, which were split-off from us in April 2001, and independent power producers, which numbered 44 (excluding 7,355 renewable energy producers) as of December 31, 2025. We distribute electricity purchased through the Korea Power Exchange to end users.

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

Notwithstanding the foregoing relationships, however, we do not have control over the Korea Power Exchange or its policies since, among others, (i) the Korea Power Exchange, its personnel, policies, operations and finances are closely supervised and controlled by the Government, namely through the Ministry of Climate, Energy and Environment, and are subject to a host of laws and regulations, including, among others, the Electric Utility Act and the Act on the Management of Public Institutions, as well as the Articles of Incorporation of the Korea Power Exchange, (ii) we are entitled to elect no more than one-third of the Korea Power Exchange directors, and our representatives represent only a minority of its board of directors and committees (with the other members being comprised of representatives of the Ministry of Climate, Energy and Environment, employees of the Korea Power Exchange, businesspersons and/or scholars), and (iii) the role of our representatives in the policy making process for the Korea Power Exchange is primarily advisory based on their technical expertise derived from their employment within our company or our generation subsidiaries. Consistent with this view, the Finance Supervisory Service issued a ruling in 2005 that stated that we can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity though the Government regulates the Company’s ability to make operating and financial decisions over the entity.

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

Under the merit order system, the electricity purchase allocation, the system marginal price (as described below) and the final allocation adjustment are automatically determined based on an objective formula. The variable cost (including the adjusted coefficient as described below) and the capacity price are determined in advance of trading by the Cost Evaluation Committee, which is comprised of representatives from the Ministry of Climate, Energy and Environment, the Korea Power Exchange, us, generation companies, scholars and researchers (the “Cost Evaluation Committee”). Accordingly, a supplier of electricity cannot exercise control over the merit order system or its operations to such supplier’s strategic advantage.

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

The reference capacity price refers to the Won amount per kilowatt-hour payable annually for annualized available capacity indicated in the bids submitted the day before trading (provided that such capacity is actually available on the relevant day of trading), and is determined based on the construction costs and maintenance costs of a standard generation unit and related transmission access facilities, and a base rate for loading electricity. Prior to October 2016, the same reference capacity price applied uniformly to all generation units. Since October 2016, the reference capacity price applies differentially to each generation unit depending on the start year of its commercial operation. Also, since December 2022, we have reduced margins from the reference capacity price applied to all generation units reflecting the reserve capacity. Accordingly, the reference capacity price currently ranges from Won 10.68 to 13.71 per kilowatt-hour.

The reserve capacity factor relates to the requirement to maintain a standard capacity reserve margin around 12% in order to prevent excessive capacity build-up as well as induce optimal capacity investment at the regional level. The capacity reserve margin is the ratio of peak demand to the total available capacity. Under this system, generation units in a region where available capacity is insufficient to meet demand for electricity as evidenced by failing to meet the standard capacity reserve margin receive increased capacity price. Conversely, generation units in a region where available capacity exceeds demand for electricity as evidenced by exceeding the standard capacity reserve margin receive reduced capacity price. Since October 2016, the reserve capacity factor also factors in the transmission loss per generation unit in order to favor transmission of electricity from a nearby generation unit.

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

In order to minimize undue shock to the electricity trading market in Korea, the vesting contract system was to be implemented in phases starting with by-product gas-based electricity in 2015. The vesting contract system for by-product gas-based electricity ended in 2020, and there are no active contracts remaining as of the end of 2025. However, we are in discussion with the Government to potentially extend the vesting contract system to wider base load fuels, including nuclear.

Power Trading Results

The results of power trading, as effected through the Korea Power Exchange, for us and our generation subsidiaries and independent power producers in 2025 are as follows:

	Items	Volume (Gigawatt hours)	Percentage of Total Volume (%)	Sales to KEPCO(2) (in billions of Won)	Percentage of Total Sales (%)	Unit Price (Won/kWh)
Generation Companies	KHNP	181,051	33.2	14,924	22.0	82.43
	KOSEP	36,791	6.7	4,927	7.3	133.93
	KOMIPO	36,468	6.7	5,476	8.1	150.15
	KOWEPO	35,885	6.6	5,167	7.6	143.99
	KOSPO	36,306	6.7	5,861	8.6	161.43
	EWP	32,569	6.0	4,752	7.0	145.90
	Others (1)	186,121	34.1	26,839	39.5	144.20

	Total	545,192	100.0	67,945	100.0	124.63

	Items	Volume (Gigawatt hours)	Percentage of Total Volume (%)	Sales to KEPCO(2) (in billions of Won)	Percentage of Total Sales (%)	Unit Price (Won/kWh)
Energy Sources	Nuclear	174,938	32.1	13,836	20.4	79.09
	Bituminous coal	162,931	29.9	22,495	33.1	138.06
	Anthracite coal	1,199	0.2	143	0.2	119.60
	Oil	159	0.0	61	0.1	384.00
	LNG/Combined-cycle	159,437	29.2	25,213	37.1	158.14
	Renewables	36,486	6.7	4,623	6.8	126.70
	Hydro	3,078	0.6	405	0.6	131.64
	Pumped storage	4,399	0.8	871	1.3	197.91
	Others	2,565	0.5	298	0.4	116.26

	Total	545,192	100.0	67,945	100.0	124.63

Load	Base load	339,068	62.2	36,474	53.7	107.57
	Non-base load	206,124	37.8	31,471	46.3	152.68

	Total	545,192	100.0	67,945	100.0	124.63

Notes:

(1)

Others represent independent power producers that trade electricity through the cost-based pool system of power trading (excluding independent power producers that supply electricity under power purchase agreements with us).

(2)	Based on the payment made by us through Korea Power Exchange.

Power Purchased from Independent Power Producers under Power Purchase Agreements

In 2025, we purchased an aggregate of 26,358 gigawatt hours of electricity generated by independent power producers under existing power purchase agreements. These independent power producers had an aggregate generation capacity of 21,300 megawatts as of December 31, 2025.

Power Generation

As of December 31, 2025, we and our generation subsidiaries had a total of 860 generation units, including nuclear, thermal, hydroelectric and internal combustion units, representing total installed generation capacity of 83,555 megawatts. Our thermal units produce electricity using steam turbine generators fired by coal, oil and LNG. Our internal combustion units use oil or diesel-fired gas turbines and our combined-cycle units are primarily LNG-fired. We also purchase power from several generation plants not owned by our generation subsidiaries.

The table below sets forth as of and for the year ended December 31, 2025 the number of units, installed capacity and the average capacity factor for each type of generating facilities owned by us and our generation subsidiaries.

	Number of Units	Installed Capacity (1)		Average Capacity Factor (2)
		(Megawatts)		(%)
Nuclear	26	26,050		84.6
Thermal:
Coal	52	32,059		50.4
LNG	—	—		—
Total thermal	52	32,059	(7)	50.4

Internal combustion	209	97		39.0
Combined-cycle(3)	121	17,612		24.4
Integrated gasification combined cycle(4)	2	346		49.6
Hydroelectric(5)	61	5,350		12.5
Wind	17	189		4.7
Solar	324	537		13.4
Fuel cell	38	520		76.4
Bio	9	785		46.0
Others(6)	1	10		70.2

Total	860	83,555		51.7

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)

Average capacity factor represents the total number of kilowatt-hours of electricity generated in the indicated period divided by the total number of kilowatt-hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.

(3)	Involves generation through gas and oil.
(4)	Involves generation through coal and gasified coal.
(5)	Includes generation through pumped storage.
(6)	Includes waste-to-energy.
(7)	Installed Capacity for Coal excludes the 500 megawatts of installed capacity of Taean #1 which was decommissioned as of January 1, 2026.

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

	2021	2022	2023	2024	2025	% of 2025 Gross Generation (1)
	(in gigawatt hours, except percentages)
Electricity generated by us and our generation subsidiaries:
Nuclear	158,015	176,054	180,494	188,754	184,693	31.0
Coal	172,419	164,271	150,855	140,805	141,898	23.8
Oil	1,494	352	—	—	—	—
LNG	1,177	1,377	878	586	—	—
Internal combustion	491	570	390	329	331	0.1
Combined-cycle	53,609	52,243	45,949	45,960	37,671	6.3
Hydro	4,762	5,043	5,089	6,200	5,888	1.0
Wind	195	219	190	147	77	0.0
Solar	493	354	373	526	630	0.1
Fuel cells	1,993	2,470	2,932	3,596	3,491	0.6
Others(2)	5,725	5,488	4,420	5,531	4,914	0.8

Total generation by us and our generation subsidiaries	400,373	408,441	391,570	392,436	379,593	63.7

Electricity generated by IPPs:
Thermal	140,983	142,992	149,092	150,889	158,036	26.5
Hydro, other renewable and others	35,453	42,967	47,384	52,276	58,020	9.7

Total generation by IPPs	176,436	185,959	196,476	203,165	216,056	36.3

Gross generation	576,809	594,400	588,046	595,601	595,649	100.0
Auxiliary use(3)	21,254	22,081	20,976	21,900	21,138	3.5
Pumped-storage(4)	4,856	4,912	4,924	6,091	5,798	1.0

Total net generation(5)	550,699	567,407	562,146	567,610	568,713	95.5

Transmission and distribution losses(6)	19,424	20,020	19,813	19,966	19,969	3.52

IPPs = Independent power producers

Notes:

(1)	Unless otherwise indicated, percentages are based on gross generation.

(2)	From June 2024, dispatchable renewable energy in Jeju is categorized as others.
(3)	Auxiliary use represents electricity consumed by generation units in the course of generation.
(4)	Pumped storage represents electricity consumed during low demand periods in order to store water which is utilized to generate hydroelectric power during peak demand periods.
(5)	Total net generation represents gross generation minus auxiliary and pumped-storage use.
(6)	Transmission and distribution losses rate represents total transmission and distribution losses divided by total net generation.

The table below sets forth our total capacity at the time of peak usage, and peak and average loads during, the indicated periods.

	2021	2022	2023	2024	2025
	(Megawatts)
Total capacity	131,330	137,938	142,567	149,179	155,385
Peak load	91,141	94,509	93,615	97,115	95,951
Average load	65,789	67,853	67,129	67,805	67,996

Korea Hydro & Nuclear Power Co., Ltd.

We commenced nuclear power generation activities in 1978 when our first nuclear generation unit, Kori #1, began commercial operation. On April 2, 2001, all of our nuclear and hydroelectric power generation assets and liabilities were transferred to KHNP.

At KHNP’s five power plant complexes, Kori, Saeul, Wolsong, Hanbit and Hanul (each complex located in Busan, Ulsan, Gyeongju, Yonggwang and Ulchin, respectively), it operates 26 nuclear generation units, among which Kori #2,3,4 and Hanbit #1 have been shut down since April 2023, September 2024, August 2025, and December 2025 respectively. KHNP submitted a safety evaluation report to the NSSC in April 2022 to seek approval for an extension of the life of Kori #2, whose life extension was finally approved in November 2025. KHNP also operates 47 hydroelectric generation units including 16 pumped storage hydro generation units as well as 69 solar generation units and one wind generation unit as of December 31, 2025.

The table below sets forth the number of units and installed capacity as of December 31, 2025 and the average capacity factor by types of generation units in 2025 including Kori #2,3,4 and Hanbit #1.

	Number of Units	Installed Capacity (1)	Average Capacity Factor (2)
		(Megawatts)	(%)
Nuclear	26	26,050	84.61
Hydroelectric	47	5,307.48	12.50
Solar	69	87.68	14.09
Wind	1	0.75	0

Total	143	31,445.91	71.79

Notes:

(1)	Installed capacity represents the level of output that may be sustained continuously without significant risk of damage to plant and equipment.
(2)

Average capacity factor represents the total number of kilowatt-hours of electricity generated in the indicated period divided by the total number of kilowatt-hours that would have been generated if the generation units were continuously operated at installed capacity, expressed as a percentage.

KHNP commenced commercial operation of Saeul #1 (formerly named as Shin-Kori #3), with a 1,400 megawatt capacity, in December 2016, and Saeul #2 (formerly named as Shin-Kori #4) began commercial operations on August 2019. KHNP commenced commercial operation of Shin-Hanul #1 and Shin-Hanul #2 in

December 2022 and April 2024, respectively. KHNP is currently building two additional nuclear generation units at Saeul complexes, each with a 1,400 megawatts capacity. KHNP expects to complete these units by 2026 and 2027. In June 2018, the board of directors of KHNP decided to retire Wolsong #1 unit earlier than planned due to comprehensive evaluation of the unit’s economic viability and regional sentiment of its continuing operation. The initial phase of the decommissioning of Kori #1, which primarily involves safety inspections and the removal of spent nuclear fuels, has begun after its permanent shutdown in June 2017. In April 2022, KHNP submitted a safety evaluation report to the NSSC to seek approval for an extension of the life of Kori #2, which has been shut down since April 8, 2023. Life extension of Kori #2 was approved in November 2025, after which operation resumed in April 2026.

Nuclear

The table below sets forth certain information with respect to the nuclear generation units of KHNP as of December 31, 2025.

Unit(4)	Reactor Type (1)	Reactor Design (2)	Turbine and Generation (3)	Commencement of Operations	Installed Capacity	Average Capacity Factor
					(Megawatts)	(%)
Kori #2	PWR	W	GEC	1983	650	0
Kori #3	PWR	W	GEC, Hitachi	1985	950	0
Kori #4	PWR	W	GEC, Hitachi	1986	950	101.5
Shin-Kori #1	PWR	D, KEPCO E&C, W	D, GE	2011	1,000	86.2
Shin-Kori #2	PWR	D, KEPCO E&C, W	D, GE	2012	1,000	90.3
Saeul #1	PWR	D, KEPCO E&C, W	D, GE	2016	1,400	84.7
Saeul #2	PWR	D, KEPCO E&C, W	D, GE	2019	1,400	85.9
Wolsong #2	PHWR	AECL, H, K	H, GE	1997	700	67.5
Wolsong #3	PHWR	AECL, H	H, GE	1998	700	74.2
Wolsong #4	PHWR	AECL, H	H, GE	1999	700	54.9
Shin-Wolsong #1	PWR	D, KEPCO E&C, W	D, GE	2012	1,000	101.7
Shin-Wolsong #2	PWR	D, KEPCO E&C, W	D, GE	2015	1,000	89.7
Hanbit #1	PWR	W	W, D	1986	950	108.3
Hanbit #2	PWR	W	W, D	1987	950	84.0
Hanbit #3	PWR	H, CE, K	H, GE	1995	1,000	83.6
Hanbit #4	PWR	H, CE, K	H, GE	1996	1,000	81.6
Hanbit #5	PWR	D, CE, W, KEPCO E&C	D, GE	2002	1,000	57.4
Hanbit #6	PWR	D, CE, W, KEPCO E&C	D, GE	2002	1,000	101.0
Hanul #1	PWR	F	A	1988	950	89.0
Hanul #2	PWR	F	A	1989	950	100.9
Hanul #3	PWR	H, CE, K	H, GE	1998	1,000	100.3
Hanul #4	PWR	H, CE, K	H, GE	1999	1,000	99.9
Hanul #5	PWR	D, KEPCO E&C, W	D, GE	2004	1,000	100.1
Hanul #6	PWR	D, KEPCO E&C, W	D, GE	2005	1,000	81.8

Shin-Hanul #1	PWR	D, KEPCO E&C, W	D, GE	2022	1,400	75.7

Shin-Hanul #2	PWR	D, KEPCO E&C, W	D, GE	2024	1,400	56.2

Total nuclear					26,050	84.6

Notes:

(1)	“PWR” means pressurized light water reactor; “PHWR” means pressurized heavy water reactor.
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

(4)

Kori #1 was permanently shut down on June 18, 2017. On December 24, 2019, the NSSC approved the permanent shutdown of Wolsong #1. Saeul #1 and 2 were formerly named as Shin-Kori #3 and 4. Shin-Hanul #1 and #2 commenced operation on December 7, 2022 and April 5, 2024, respectively. Kori #2 has been shut down since April 8, 2023, and KHNP submitted a safety evaluation report to the NSSC in April 2022 to seek approval for an extension of its life. Life extension of Kori #2 was approved in November 2025. Kori #3 and #4 as well as Hanbit #1 have been shut down since September 2024, August 2025 and December 2025 respectively. Safety evaluation reports for life extension approval of these three units have also been submitted.

Under extended-cycle operations, nuclear units can be run continuously for periods longer than the conventional twelve-month period between scheduled shutdowns for refueling and maintenance. Since 1987, we have adopted the mode of extended-cycle operations for all of our pressurized light water reactor units and plan to use it for our newly constructed units. The duration of shutdown for fuel replacement, maintenance and the evaluation period for approval to start after maintenance was 1,291.7 days in the aggregate in 2025. In addition, KHNP’s nuclear units experienced an average of 0.08 unplanned shutdowns per unit in 2025. In the ordinary course of operations, KHNP’s nuclear units routinely experience damage and wear and tear, which are repaired during routine shutdown periods or during unplanned temporary suspensions of operations. No significant damage has occurred in any of KHNP’s nuclear reactors, and no significant nuclear exposure or release incidents have occurred at any of KHNP’s nuclear facilities since the first nuclear plant commenced operation in 1978.

Hydroelectric

The table below sets forth certain information relating to KHNP’s pumped-storage and hydroelectric business units, including the installed capacity as of December 31, 2025 and the average capacity factor in 2025.

Location of Unit	Number of Units	Classification	Year Built	Installed Capacity	Average Capacity Factor
				(Megawatts)	(%)
Hwacheon	4	Dam waterway	1944	108.0	23.2
Chuncheon	2	Dam	1965	62.28	24.5
Euiam	2	Dam	1967	48.0	37.2
Cheongpyung	4	Dam	1943	140.1	27.3
Paldang	4	Dam	1973	120.0	39.4
Chilbo (Seomjingang)	3	Basin deviation	1945	35.4	31.0
Boseonggang	1	Basin deviation	1937	4.5	48.1
Kwoesan	1	Dam	1957	2.8	24.9
Anheung (GangLim)	1	Dam waterway	1978	0.48	24.9
Kangreung	2	Basin deviation	1991	82.0	0.0
Topyeong	1	Dam	2011	0.045	15.5
Muju	1	Dam	2003	0.4	16.4
Sancheong	1	Dam	2001	0.995	40.1
Yangyang	1	Dam	2005	1.4	22.7
Yangyang	1	Dam	2020	0.15	82.0
Yecheon	1	Dam	2011	0.9	14.8
Yecheon (Mini)	1	Dam	2018	0.025	77.5
Cheongpeoung	2	Pumped Storage	1980	400.0	7.2
Samrangjin	2	Pumped Storage	1985	600.0	9.8

Location of Unit	Number of Units	Classification	Year Built	Installed Capacity	Average Capacity Factor
				(Megawatts)	(%)
Muju	2	Pumped Storage	1995	600.0	11.0
Sancheong	2	Pumped Storage	2001	700.0	13.4
Yangyang	4	Pumped Storage	2006	1,000.0	10.7
Cheongsong	2	Pumped Storage	2006	600.0	5.6
Yecheon	2	Pumped Storage	2011	800.0	14.7

Total	47			5,307.48	12.5

Solar/Wind

The table below sets forth certain information, including the installed capacity as of December 31, 2025 and the average capacity factor in 2025, of the solar and wind power units of KHNP.

Location of Unit	Classification	Year Built	Installed Capacity	Average Capacity Factor
			(Megawatts)	(%)
Yonggwang	Solar	2008-2021	21.56	14.65
Yecheon	Solar	2012	2.01	13.88
Kori	Wind	2008	0.75	0
Busan	Solar	2017-2022	7.69	16.74
Gapyeong	Solar	2017-2022	0.96	12.07
Chuncheon	Solar	2021	0.10	12.99
Cheongsong	Solar	2018-2024	5.28	8.45
Kwoesan	Solar	2018	0.25	14.25
Boseonggang	Solar	2018	1.99	11.94
Samrangjin	Solar	2019	2.77	15.25
Yeoncheon	Solar	2020	1.00	12.78
Jeju	Solar	2020-2021	14.08	13.03
Gyeongju	Solar	2020-2022	12.60	14.64

Ulsan	Solar	2023	3.99	15.66

Sancheong	Solar	2023	3.02	13.23

Asan	Solar	2023-2025	3.00	14.34

Haman	Solar	2024-2025	2.41	14.54

Hwaseong	Solar	2024	1.62	14.93

Yeongcheon	Solar	2024	0.71	16.06

Gyeongsan	Solar	2024	0.25	13.98

Gumi	Solar	2024	0.39	16.03

Changwon	Solar	2024	2.00	14.95

Total			88.43	13.96

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

Korea South-East Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2025 and the average capacity factor and average fuel cost per kilowatt in 2025 based upon the net amount of electricity generated, of KOSEP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Samcheonpo #3, 4, 5, 6	30.2	2,120.0	52.12	79.58
Yeongheung #1, 2, 3, 4, 5, 6	16.7	5,080.0	49.20	73.42
Yeosu # 1, 2	11.8	668.6	51.42	97.73
Combined cycle and internal Combustion:
Bundang gas turbine #1,2,3,4,5,6,7,8; steam turbine #1, 2	32	922.1	30.32	174.65
Hydro, Solar and other renewable energy	—	573.0	44.05	165.04

Total	25.7	9,363.7	47.84	146.74

Korea Midland Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2025 and the average capacity factor and average fuel cost per kilowatt in 2025 based upon the net amount of electricity generated, of KOMIPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Boryeong #3, 4, 5, 6, 7, 8	27.4	3,050.0	58.92	75.05
Shin Boryeong #1, 2	8.5	2,038.1	57.4	70.75
Shin Seocheon #1	4.6	1,018.0	41.6	88.58
Combined-cycle and internal combustion:
Boryeong gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3	26.8	1,350.0	5.3	182.09
Incheon gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2, 3	16.9	1,462.5	21.0	152.58
Seoul gas turbine #1, 2; steam turbine #1, 2	6.4	738.3	39.2	149.74
Jeju gas turbine #1, 2; steam turbine #1, 2	7.5	228.7	39.7	147.48
Sejong gas turbine #1, 2; steam turbine #1	12.2	530.4	27.3	172.77
Jeju Internal Combustion Engine #1,2	18.6	80.0	1.7	301.51
Bio Oil:
Jeju #2, 3	25.5	150.0	35.4	356.42
Wind:
Yangyang #1, 2	19.6	3.0	0.0	—
Sejong Maebongsan	19.5	8.8	0.0	—
Jeju Sangmyung	9.4	21.0	17.2	3.33
Combined heat and power:
Wonju #1	10.7	10.0	70.4	81.81

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Hydroelectric:
Boryeong	16.9	7.5	17.6	—
Shin Boryeong	9.3	5.0	33.9	—
Shin Seocheon	4.6	2.6	8.3	—
Photovoltaic (“PV”) power and fuel cell generation:
Boryeong (PV) site	10.4	6.3	15.1	4.56
Shin Boryeong (PV) site	7.9	4.0	13.8	—
Seocheon (PV) site	7.9	3.8	12.9	—
Jeju (PV) site	8.8	4.3	11.1	—
Seoul (PV) site	14.4	1.3	14.2	—
Sejong (PV) site	14.2	1.3	7.5	—
Yeosu (PV) site	13.8	2.2	15.2	—
Incheon (PV) site	8.2	1.6	11.7	34.20
Incheon Asiad Sports(PV) site	1.6	2.7	11.4	—
Shin Boryeong (fuel cell) site Incheon (fuel cell) site	8.2 5.9	7.5 31.7	75.3 82.4	196.76 193.73
Seoul (fuel cell) site	5.3	6.0	91.9	135.59
Sejong (fuel cell) site	5.9	5.3	76.6	225.85

Total	17.23	10,781.9	40.88	96.57

Korea Western Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2025 and the average capacity factor and average fuel cost per kilowatt in 2025 based upon the net amount of electricity generated, of KOWEPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Taean #1, 2, 3, 4, 5, 6, 7, 8, 9, 10	22.0	6,100.0	48.9	107.56
LNG-fired:
Combined cycle:
Pyeongtaek #2	12.0	868.5	59.2	162.92
Gunsan	15.6	718.4	9.6	317.85
West Incheon	33.4	1,800.0	18.6	199.22
Combined heat:
Gimpo	2.4	350.4	24.5	236.97
Hydroelectric:
Taean	11.5	7.2	8.7	300.83
Solar:
Taean	9.4	17.2	6.5	401.65
Pyeongtaek	8.7	3.9	12.5	255.38
West Incheon	8.3	1.2	12.7	30.82
Gunsan	11.8	1.0	11.6	249.11
Samryangjin	17.7	3.0	13.1	134.80
Sejong City	13.6	5.0	11.7	417.24
Gyeonggi-do	12.8	2.5	12.7	303.76

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Yeongam	13.0	13.3	14.3	276.97
Goheung	6.7	1.0	14.5	388.10
Iwon-ho	1.6	43.0	13.1	190.50
Mando	1.4	3.6	14.2	175.57
Fuel Cell:
West Incheon 1	10.5	16.6	12.5	725.21
West Incheon 2	5.6	60.3	71.2	291.10
Cheonan Cheongsu	6.1	5.3	68.4	308.81
Hwaseong Namyang	4.6	20.2	83.5	281.60
Gyeonggi Uiwang	4.4	9.9	91.1	250.38
Daejeon Hakha	4.1	6.2	69.7	325.60
Icheon Gwango	3.1	9.6	90.1	249.11
Iksan	9.7	15.0	74.5	279.77
Gwangju Gwangsan	3.1	8.4	84.7	253.16
Hwaseong Namyang 2	2.9	19.8	91.2	250.78
Gyeonggi Gwangju	2.9	9.6	93.6	245.05
Mungyeong 1	2.1	15.0	92.7	242.63
Daegu Suseong	2.1	3.0	84.3	251.50
Wind Power:
Hwasun	10.1	16.0	11.6	251.46
Jangheung	4.3	18.0	11.7	435.87
Integrated gasification combined cycle:
Taean	10.7	346.3	49.7	225.35

Total	21.2	10,518.4	41.1	139.81

Korea Southern Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2025 and the average capacity factor and average fuel cost per kilowatt in 2025 based upon the net amount of electricity generated, of KOSPO.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Hadong #1, 2, 3, 4, 5, 6, 7, 8	24.6	4,000	52.5	75.8
Samcheok #1, 2	8.8	2,044	22.3	96.7
Combined cycle:
Shin Incheon #1, 2, 3, 4	28.4	1,800	25.4	145.2
Busan #1, 2, 3, 4	22.2	1,800	30.2	142.7
Yeongwol #1	15.2	848	1.1	208.6
Hallim	28.5	105	6.4	202.4
Andong #1	11.8	362	25.0	140.6
Nam Jeju #1	5.1	159	47.1	141.7
Shin Sejong #1	1.5	597	65.9	130.3
Bio Oil:
Nam Jeju #1, 2	19.0	200	50.5	327.6

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Wind power:
Hankyung	19.2	21	13.5	—
Seongsan	16.1	20	18.6	—
Solar	6.5	45	14.0	0.74
Small Hydropower	8.4	3	24.1	—
Fuel Cell	5.0	127	80.2	162.5

Total	19.3	12,129	35.8	109.5

Korea East-West Power Co., Ltd.

The table below sets forth, by fuel type, the weighted average age and installed capacity as of December 31, 2025 and the average capacity factor and average fuel cost per kilowatt in 2025 based upon the net amount of electricity generated, of EWP.

	Weighted Average Age of Units	Installed Capacity	Average Capacity Factor	Average Fuel Cost per kWh
	(Years)	(Megawatts)	(%)	(Won)
Bituminous:
Dangjin #1, 2, 3, 4, 5, 6, 7, 8, 9, 10	18.0	6,040	52.5	72.5
Anthracite:
Donghae #1, 2	26.8	400	38.5	125.2
Combined cycle:
Ulsan gas turbine #1, 2, 3, 4, 5, 6, 7, 8; steam turbine #1, 2, 3, 4	22.0	2,072	17.7	152.9
Ilsan gas turbine #1, 2, 3, 4, 5, 6; steam turbine #1, 2	31.8	900	16.8	194.6
Mini hydro, Photovoltaic, Fuel Cell, Wind-Power, Biomass:	4.6	280	33.0	92.2

Total	20.1	9,692	40.6	87.4

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

EP (1) upgrade (#5, 2009)

EP upgrade (#6, 2010)

EP upgrade (#2, 2016)

EP upgrade (#1, 2017)

EP upgrade (#3, 4, 2018)

SCR (2) upgrade (#2, 4, 7, 2016)

SCR upgrade (#1, 8, 2017)

SCR upgrade (#3, 5, 6, 2018)

FGD (5) upgrade (#1, 2017)

FGD upgrade (#2, 3, 4, 2018)

SCR upgrade(#7, 2022)

SCR upgrade(#8, 2023)

			Anti-pollution	KOWEPO
Boryeong #3 - 6	2,050 MW (#3: 550 , #4~6: 500×3)	Retrofit (#3, 2019) Retrofit (#4, 2023) Conversion into LNG-fired plant (#5, 6, scheduled to be completed in 2026 and 2027)	Lifetime extension Conversion into LNG-fired Plant	KOMIPO
Boryeong #7, 8	1,000 MW (500 MW×2)	EP upgrade (#7, 2025) EP upgrade (#8, 2026)	Performance- improvement	KOMIPO
Yeosu #1, 2	668.6MW (#1:340, #2:328.6MW)	Boiler Type Change (CFBC (3):#1:2016, #2:2011)	30 years	KOSEP
Samcheonpo #5, 6	1,000 MW (500 MW ×2)	EP upgrade (2016 ~ 2017), FGD, SCR, WESP(6) installation (2019~2021)	Anti-pollution	KOSEP
Yeongheung #1, 2	1,600 MW (800 MW ×2)	EP, FGD, SCR Upgrade (2022~2026)	Anti-pollution	KOSEP
Yeongdong #1. 2	325 MW (#1:125, #2:200 MW)	Boiler, Hybrid SCR & EP, Draft System Retrofit (Biomass (4) #1: 2017, #2: 2020)	Renewable energy	KOSEP
Dangjin #1 - 4	2,000MW (500MW×4)	FGD, EP, SCR upgrade (2022~2025)	Performance- improvement	EWP
Dangjin #5 - 8	2,000MW (500MW×4)	FGD, EP, SCR upgrade (2024)	Performance- improvement	EWP
Dangjin #9 - 10	2,040MW (1,020MW×2)	FGD, EP, SCR upgrade (2026)	Performance- improvement	EWP
Donghae #1, 2	400 MW (200 MW×2)	FGD upgrade (2025)	Anti-pollution & modification of control systems	EWP

Power Plant	Capacity	Completed (Year)	Extension	Company
Hadong #1 - 8	4,000 MW (500 MW×8)	SCR Upgrade (#5. 2016) SCR Upgrade (#2,3,5. 2017) SCR Upgrade (#1,4,6,7. 2018) SCR Upgrade (#8. 2019) FGD Upgrade (#6, 2018) FGD Upgrade (#2, 3, 2019) FGD Upgrade (#4 2020) FGD Upgrade (#5 2021)	Anti-pollution	KOSPO
Samcheok #1 - 2	2,044 MW (1,022 MW×2)	SCR Upgrade (#2 2023) SCR Upgrade (#1 2024) SCR Upgrade (#2 2025) SCR Upgrade (#1 2026)	Anti-pollution	KOSPO

Notes:

(1)	“EP” means an electrostatic precipitation system.
(2)	“SCR” means a selective catalytic reduction system.
(3)	“CFBC” means a circulating fluidized bed combustion system.
(4)	“Biomass” means wood pallet powered plant.
(5)	“FGD” means flue-gas desulfurization designed to remove sulfur oxides.
(6)	“WESP” means wet electrostatic precipitator.

Transmission and Distribution

We currently transmit and distribute substantially all of the electricity in Korea.

As of December 31, 2025, our transmission system consisted of 36,183 circuit kilometers of lines of 765 kilovolts and others including high-voltage direct current lines, and we had 939 substations with aggregate installed transformer capacity of 379,998 megavolt-amperes.

As of December 31, 2025, our distribution system consisted of 152,266 megavolt-amperes of transformer capacity and 10,347,266 units of support with a total line length of 556,356 circuit kilometers.

We make substantial investments in our transmission and distribution systems to minimize power interruptions and improve efficiency. Our current projects principally focus on increasing the capabilities of our existing power networks and reducing transmission and distribution loss, which was 3.52% of our gross generation in 2025. To cope with increasing damages to large-scale transmission and distribution facilities, we plan to reinforce stability of our transmission and distribution facilities through stricter design and material specifications. In addition, we also plan to expand underground transmission and distribution facilities to meet customer demand for more environment-friendly facilities. In order to reduce the interruption time in power distribution, which is an indicator of the quality of electricity transmission, we also continue to invest in automation of electricity transmission and development of new transmission technologies, among others.

New Energy Industry Projects

Certain of our new energy industry projects are described below.

Advanced Metering Infrastructure

In July 2012, the Government implemented a master plan to build out a smart grid, which includes the Advanced Metering Infrastructure (“AMI”) roadmap. In August 2018 and February 2023, the Government updated the master plan to focus on building electricity market ecosystem and constructing smart energy consuming structure focused on energy efficiency. In accordance with such plan, we are in the process of installing “smart meters” and related communication networks and operating systems as part of the “smart grid” initiative in an effort to enhance efficiency in the power electricity industry and alleviate growing energy shortage concerns. Our goal is to complete such installation for all of the households in Korea. Smart meters refer to digital meters that record, on a real-time basis, electricity consumption within a household so that consumers will have a price-based incentive to enhance efficiency in their electricity usage. As of December 31, 2025, we have established a data communication network that enables smart meters for 20.5 million households, and we plan to establish it for remaining 1.1 million households from 2026. We have spent Won 1,800 billion on the AMI project as of the end of 2025 and expect to spend an additional Won 54 billion, bringing the total cost to approximately Won 1.9 trillion.

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

In alignment with the Government’s energy policy aimed at the production and consumption of environmentally sustainable electricity within the region, we undertook a grid-connected microgrid initiative tailored for energy-intensive industrial complexes. Beginning with the award of the Gumi National Industrial Complex microgrid project in 2022, we secured additional contracts for the Yeosu National Industrial Complex in 2023 and the Gwangyang National Industrial Complex in 2025. Through customized strategies tailored to each industrial complex, we are establishing a self-sufficient renewable energy ecosystem and developing sustainable, environmentally friendly industrial complexes.

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

In December 2014, we conducted a pilot project for this initiative by installing a total of 52 megawatt energy storage systems at the Seo-Anseong substation and the Shin-Yongin substation, which commenced commercial operations in July 2015. With the commencement of an energy storage system at Yeong-Ju substation in December 2023 and energy storage systems at five other substations, including Bu-buk, in September 2024, the total capacity of our energy storage systems reached 1,404 megawatts.

AI-based Substation Equipment Diagnostic & Analysis system (SEDA)

We have developed and deployed an AI-based Substation Equipment Diagnostic & Analysis system (“SEDA”), which utilizes advanced digital technologies, including IoT sensors and artificial intelligence, to assist in real-time monitoring and analysis of the condition of our power equipment. This system fosters early detection of potential failures and allows proactive maintenance, allowing us to improve the reliability and operational efficiency of our transmission and distribution assets.

SEDA has allowed to transition from a traditional time-based maintenance to a reliability-based maintenance system, allowing us to allocate maintenance activities based on equipment condition and risk levels rather than simple passage of time. From 2021 to 2025, we believe the application of SEDA has contributed to preventing an average of approximately 15 equipment failures per year, including 17 in 2025, resulting in improved system reliability and cost savings.

In addition, we are expanding the commercialization of its diagnostic technologies through collaboration with domestic and international partners. This includes joint development of integrated solutions with major equipment manufacturers and pilot projects with overseas utilities, such as demonstration projects completed in Malaysia, as well as ongoing initiatives to enter global markets in cooperation with European energy companies.

Fuel Sources and Requirements

Nuclear

Uranium, the principal fuel source for nuclear power, accounted for 46.1% and 48.1% and 48.7% of the fuel requirements for electricity generation by us and our generation subsidiaries in terms of electricity generated in 2023, 2024 and 2025, respectively.

All uranium ore concentrates used by KHNP are imported from, and conversion and enrichment of such concentrates are provided by, sources outside Korea and are paid for with currencies other than Won, primarily U.S. dollars.

In order to ensure a stable supply, KHNP enters into medium and long-term contracts with various suppliers and supplements such supplies with purchases in spot markets. In 2025, KHNP purchased approximately 4,412 tons of its uranium concentrate requirement under both long-term and spot supply contracts with suppliers in Canada, France, Australia, Switzerland, Kazakhstan and Uzbekistan. Under the long-term supply contracts, the purchase prices of uranium concentrates are adjusted annually based on base prices and spot market prices prevailing at the time of delivery. The conversion and enrichment services of uranium concentrates are provided by suppliers in France, Canada, Japan, the United Kingdom, the United States, and Switzerland. The uranium concentrates will then be further processed by a Korean company before they are ready for use. Except for certain fixed contract prices, contract prices for processing of uranium are adjusted annually in accordance with the general rate of inflation. KHNP intends to obtain its uranium requirements in the future, in part, through purchases under medium to long-term contracts and, in part, through spot market purchases.

Coal

Bituminous coal accounted for 38.0%, 35.4% and 37.0% of the fuel requirements for electricity generation by us and our generation subsidiaries in 2023, 2024 and 2025, respectively, and anthracite coal accounted for 0.5%, 0.5% and 0.4% of our fuel requirements for electricity generation in terms of electricity generated in 2023, 2024 and 2025, respectively.

In 2025, our generation subsidiaries purchased approximately 56.0 million tons of bituminous coal, of which approximately 31.7%, 23.1%, 20.1%, 6.2% and 18.9% were imported from Indonesia, Australia, Russia, South Africa and others, respectively. Approximately 93.1% of the bituminous coal requirements of our generation subsidiaries in 2025 were purchased under long-term contracts with the remaining 6.9% purchased in the spot market. Some of our long-term contracts relate to specific generating plants and extend through the end of the projected useful lives of such plants, subject in some cases to periodic renewal. Pursuant to the terms of our long-

term supply contracts, prices are adjusted periodically based on market conditions. The average cost of bituminous coal per ton purchased under such contracts amounted to Won 177,376, Won 137,342 and Won 124,900 in 2023, 2024 and 2025, respectively.

In 2025, our generation subsidiaries purchased approximately 0.6 million tons of anthracite coal. The prices for anthracite coal under such contracts are set by the Government. The average cost of anthracite coal per ton purchased under such contracts was Won 182,527, Won 180,031 and Won 182,327 in 2023, 2024 and 2025, respectively.

Oil

Oil accounted for 0.02%, 0.0% and 0.1% of the fuel requirements for electricity generation by us and our generation subsidiaries in terms of electricity generated in 2023, 2024 and 2025, respectively.

In 2025, our generation subsidiaries purchased approximately 3.78 million barrels of fuel oil, substantial portion of which was purchased from domestic refiners through competitive open bidding. Purchase prices are based on the spot market price in Singapore. The average cost of oil per barrel was Won 191,452, Won 153,660 and Won 166,239 in 2023, 2024 and 2025, respectively.

LNG

LNG accounted for 12.0%, 11.9% and 9.9% of the fuel requirements for electricity generation by us and our generation subsidiaries in terms of electricity generated in 2023, 2024 and 2025, respectively. In 2025, for use in electricity generation we purchased approximately 4.87 million tons of LNG from Korea Gas Corporation, a Government-controlled entity in which we currently own a 20.47% equity interest (excluding treasury shares). In 2025, we purchased a substantial portion of our LNG requirements for use in power generation from Korea Gas Corporation. Under the terms of the LNG contract with Korea Gas Corporation, all of our five non-nuclear generation subsidiaries jointly and severally agreed to purchase a total of 5.18 million tons of LNG in 2025, subject to an automatic price adjustment annually based on a pre-determined formula if the actual purchased amount exceeds or falls short of the contracted amount. We believe the quantities of LNG provided under such contract will be adequate to meet the needs of our generation subsidiaries for LNG for the next several years. The LNG supply contracts between our generation subsidiaries and Korea Gas Corporation generally have a term of 20 years and provide for minimum purchase requirements for our generation subsidiaries, the specific terms of which are subject to negotiation between Korea Gas Corporation and our generation subsidiaries and approval by the Government. The average cost per ton of LNG was Won 1,391,146, Won 1,093,407 and Won 985,951, in 2023, 2024 and 2025, respectively. Korea Gas Corporation implemented a new individual tariffs formula, whereby the domestic power plants can negotiate lower prices directly with Korea Gas Corporation. The new formula applies to domestic power plants whose current contracts with Korea Gas Corporation expire after January 2022 and also to new power plants commencing operations from January 2022.

Meanwhile, KOMIPO procures LNG directly through a contract with a brokerage firm, in addition to the amount supplied by Korea Gas Corporation and Incheon City Gas Co., Ltd. In 2025, the total amount of KOMIPO’s direct LNG procurement was 0.26 million tons, with 69.57%, 6.69% and 23.74% of the total imported from Russia, Malaysia and other countries, respectively. KOWEPO procures LNG directly through contracts with brokerage firms, in addition to the amount supplied by Korea Gas Corporation. In 2025, the total amount of KOWEPO’s direct LNG procurement was 0.24 million tons, with 24%, 49%, and 27% of the total imported from the UAE, the United States, and Australia, respectively. KOSPO procures LNG through contracts with global major LNG suppliers such as IOCs, LNG producers, major traders, as well as Korea Gas Corporation. In 2025, the total amount of KOSPO’s direct LNG procurement was 0.4 million tons, sourced from the United States, Malaysia, and other countries. EWP procures LNG directly through contracts with brokerage firms, in addition to the volume supplied by Korea Gas Corporation. In 2025, the total amount of EWP’s direct LNG procurement was 0.126 million tons, with 48.12% imported from Malaysia and 51.88% from the Australia

Hydroelectric

Hydroelectric power generation, including pumped storage, accounted for 1.3%, 1.6% and 1.6%, of the fuel requirements for electricity generation by us and our generation subsidiaries in terms of electricity generated in 2023, 2024 and 2025, respectively. The availability of water for hydroelectric power depends on rainfall and competing uses for available water supplies, including residential, commercial, industrial and agricultural consumption. Pumped storage enables us to increase the available supply of water for use during periods of peak electricity demand.

Sales and Customers

Our sales depend principally on the level of demand for electricity in Korea and the rates we charge for the electricity we sell to the end-users.

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s GDP and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year basis. In 2025, the GDP increased by 1.0% compared to 2024, whereas the demand for electricity in Korea decreased by 0.1% compared to 2024.

	2021	2022	2023	2024	2025
Growth in GDP	4.6%	2.7%	1.4%	2.0%	1.0%
Growth in electricity consumption	4.7%	2.7%	(0.4)%	0.7%	(0.1)%

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

We sell electricity to our customers by installing electricity meters on-site and taking monthly readings of such meters, based upon which invoices are sent to our customers.

Demand by the Type of Usage

The table below sets forth consumption of electric power, and growth of such consumption on a year-on-year basis, by the type of usage (in gigawatt hours) for the periods indicated.

	2021 (GWh)	YoY growth (%)	2022 (GWh)	YoY growth (%)	2023 (GWh)	YoY growth (%)	2024 (GWh)	YoY growth (%)	2025 (GWh)	YoY growth (%)	% of Total 2025
Residential	79,915	4.7	80,996	1.4	82,348	1.7	86,989	5.6	88,474	1.7	16.1
Commercial	119,550	5.2	127,193	6.4	130,844	2.9	134,807	3.0	138,315	2.6	25.2
Educational	8,423	12.1	9,074	7.7	9,232	1.7	9,433	2.2	9,811	4.0	1.8
Industrial	291,333	4.5	296,036	1.6	290,555	(1.9)	286,212	(1.5)	280,221	(2.1)	51.0
Agricultural	20,603	8.3	21,420	4.0	20,763	(3.1)	21,088	1.6	21,523	2.1	3.9
Street lighting	3,445	(1.8)	3,424	(0.6)	3,399	(0.7)	3,402	0.1	3,416	0.4	0.6
Overnight Power	10,162	(4.3)	9,790	(3.7)	8,825	(9.9)	7,890	(10.6)	7,656	(3.0)	1.4

Total	533,431	4.7	547,933	2.7	545,966	(0.4)	549,821	0.7	549,417	(0.1)	100.0

The industrial sector represents the largest segment of electricity consumption in Korea. Demand for electricity from the industrial sector was 280,221 gigawatt hours in 2025, representing a 2.1% decrease from 2024, due to economic slowdown in power-intensive industries such as petrochemicals and steel. Demand for electricity from the commercial sector depends largely on the level and scope of commercial activities in Korea. Demand for electricity from the commercial sector increased to 138,315 gigawatt hours in 2025, representing a 2.6% increase from 2024, due to the effects of a gradual recovery in consumption and an increase in demand for cooling and heating. Demand for electricity from the residential sector is largely dependent on population growth and use of heaters, air conditioners and other electronic appliances. Demand for electricity from the residential sector increased to 88,474 gigawatt hours in 2025, representing a 1.7% increase compared to 2024, due to the effects of increased demand for heating and cooling during the winter and summer seasons.

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

	2021	2022	2023	2024	2025
Facility reserve margin	44.1%	46.0%	52.3%	53.6%	61.9%
Supply reserve margin	10.5%	11.8%	11.4%	8.5%	9.4%

In addition, in accordance with the delegating regulations of the Energy Use Rationalization Act, the Ministry of Trade, Industry and Resources designated us as a pilot operator for the Energy Efficiency Resource Standards (“EERS”) in 2018. To promote the development of energy-efficient technologies and practices, EERS sets energy savings targets for energy suppliers to pursue in proportion to their energy sales, requiring that, in 2026, we save as much as 0.3% of our 2024 electricity sales by reducing our customers’ consumption. In accordance with the EERS regulations, we plan to increase our savings target to 1% of annual electricity sales by 2031. The EERS pilot project is expected to be converted into an actual project in 2027 pursuant to the revision of the Energy Use Rationalization Act in 2026.

Electricity Rates

The Electric Utility Act and the Price Stabilization Act of 1975, each as amended from time to time, prescribe the procedures for the approval and establishment of rates charged for the electricity we sell. We submit our proposals for revisions of rates or changes in the rate structure to the Ministry of Climate, Energy and Environment. The Ministry of Climate, Energy and Environment then reviews these proposals and, following consultation with the Ministry of Finance and Economy and review by the Korea Electricity Commission, makes the final decision.

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

For the purpose of determining the fair rate of return, the rate base is divided into two components in proportion to our total equity and our total debt. The rate of return permitted in relation to the debt component of the rate base is set at a level designed to approximate the weighted average interest cost on all types of borrowing for the periods covered by the rate approval. The rate of return permitted in relation to the equity component of the rate base is set by applying the capital asset pricing model which takes account of the risk-free rate, the return on the Korea Stock Price Index, KOSPI, and the correlation of the stock price of our company with KOSPI. The fair rate of return needs to be approved by the Government in accordance with the Public Notice on Detailed Licensing Standards for Power Generation Business, Electricity Rates Calculation Standards, Permissible Error Range for Electric Meters, and Electric Power System Operation Guidelines. In 2024, the approved rate of return on the debt component of the rate base was 2.790% while the approved rate of return on the equity component of the rate base was 6.847%. As a result of such approved rates of returns, the fair rate of return in 2024 was determined to be 3.18%. The rate of return for 2025 has not yet been determined.

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

First, we implemented a new cost pass-through tariff system to reinforce the correlation between the costs we incur and the tariff we charge to our customers and to enhance transparency by separately billing fuel costs and climate/environment related costs. Previously, the electricity tariff consisted of two main components: (i) the base charge (the “Base Charge”) and (ii) the usage charge (the “Usage Charge”) based on the amount of electricity consumed by end-users. Under the new tariff system, there are new components to the tariff called the fuel cost adjusted charge (the “Fuel Cost Adjusted Charge”) and the climate/environment related charge (the “Climate/Environment Related Charge”). In principle, the Fuel Cost Adjusted Charge is calculated on a quarterly basis, and the formula for calculating the amount of the Fuel Cost Adjusted Charge is multiplying (i) the unit price of the Fuel Cost Adjusted Charge (the “Unit Price of the Fuel Cost Adjusted Charge”), which is the difference between a base fuel cost (the “Base Fuel Cost”) and an actual fuel cost (the “Actual Fuel Cost”) and (ii) the amount of electricity consumed. The Base Fuel Cost is the past twelve-month average fuel price of bituminous coal, LNG and Bunker C oil as posted by the Korea Customs Service. The twelve-month average fuel price is measured by taking the average of monthly fuel prices from twelve months in between thirteen and one month prior to the time a new Base Fuel Cost becomes effective. To illustrate, the Base Fuel Cost effective from 2023 is the average of the fuel prices from December 2021 to November 2022. The Base Fuel Cost can be adjusted upon the revision of the electricity tariff as a whole. On the other hand, the Actual Fuel Cost is the past three-month average fuel price of the same fuels we use to measure the Base Fuel Cost. The past three-month average fuel price is measured by taking the average of monthly fuel prices from three months in between four and one month prior to the time the Fuel Cost Adjusted Charge is updated. To illustrate, for the second quarter of 2026, we used the fuel costs for September, October and November 2025 to calculate the three-month average fuel price.

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

However, our ability to pass on fuel and other cost increases to our customers may be limited due to Government regulations on the rates charged for the electricity we supply to our customers. In addition to the built-in limits described in the preceding paragraph, the new tariff system gives discretion to the Government to not wholly or partially adjust the quarterly Fuel Cost Adjusted Charge in case of extenuating circumstances, as determined by the Government. For example, in the second and third quarter of 2021, although the Unit Price of the Fuel Cost Adjusted Charge was Won –0.2 and Won +1.7 per kilowatt-hour respectively, the Government notified us to keep it at the same Won –3.0 per kilowatt-hour as the first quarter of 2021. In the fourth quarter of 2021, we increased the Unit Price of the Fuel Cost Adjusted Charge to Won 0.0 per kilowatt-hour. In the first and second quarters of 2022, although the Unit Price of the Fuel Cost Adjusted Charge as calculated should have been Won 3.0 per kilowatt-hour as the quarterly limit of Won ±3 per kilowatt-hour had existed back then, the Government notified us to keep it at the same Won 0.0 per kilowatt-hour as the fourth quarter of 2021. The Government cited different policy reasons for withholding the application of the quarterly Fuel Cost Adjusted Charge in the past, but one of the more consistent reasons has been alleviating the hardship caused by the prolonged economic effects of COVID-19 pandemic. As the quarterly limit of Won ±3 per kilowatt-hour was repealed in the third quarter of 2022 and with the approval by the Government, we ultimately increased the Unit Price of the Fuel Cost Adjusted Charge to Won 5.0 per kilowatt-hour in the third quarter of 2022, which represented the maximum permissible increase for 2022 under the regulatory cap. From the third quarter of 2022 to the second quarter of 2026, the same Won 5.0 per kilowatt-hour increment has been applied to the Unit Price of the Fuel Cost Adjusted Charge. Even though the quarterly adjustment amounts calculated under our formula were Won -1.8, Won -4.0, Won -2.5, Won -6.4, Won -6.4, Won -5.1, Won -4.2, Won -6.4, Won -12.1, Won -13.3 and Won -11.2 per kilowatt-hour per each quarter from the fourth quarter of 2023, to the second quarter of 2026, respectively, the Government notified us to maintain the Unit Price at Won 5.0 per kilowatt-hour, taking into consideration our financial conditions and the fact that a substantial amount of the Fuel Cost Adjusted Charge that should have been reflected in previous years has not previously been reflected in the electricity tariff.

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

Also, the new tariff system introduced an additional component to the tariff called a climate/environment related charge (the “Climate/Environment Related Charge”). Previously, our climate and environment costs were embedded in the Usage Charge component of the tariff and our consumers could not discern the exact magnitude of such costs. By separating it out as an independent component, we intend to provide more information and transparency to our customers while having the flexibility to adjust it in alignment with the underlying costs. The Climate/Environment Related Charge for the coming year is calculated by multiplying (i) our total estimated costs of (A) complying with the Renewable Portfolio Standard program, the greenhouse gas emission trading system and the coal-fired generation reduction program for the current year and (B) amounts paid back to customers under the Energy Cashback program, a program offering discounts (in the form of cashbacks) to participating customers who reduce electricity consumption beyond certain thresholds in order to promote energy conservation, and then dividing it by the electricity sales projected for the coming year (the “Climate/Environment Related Base Rate”), and (ii) the amount of electricity consumed. The value of the Climate/Environment Related Base Rate for 2025 was Won 9.0 per kilowatt-hour, which has been maintained up to the date of this annual report. Even though the Climate/Environment Related Charge is planned to be adjusted every year by reflecting the change in climate and environment-related costs but the Government may change the date of adjustment in consideration of different policy objectives. If there are discrepancies between our costs and the Climate/Environment Related Charge, we may accumulate such discrepancies and reflect them in our Total Comprehensive Cost. However, the electricity rate based on the Total Comprehensive Cost needs to be approved by the Government to be revised.

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

Our current tariff schedule reflecting the adjustments outlined above and effective from April 16, 2026 is summarized below by the type of usage:

•

Industrial. The monthly Base Charge varies from Won 5,550 per kilowatt to Won 9,810 per kilowatt depending on the type of contract, the voltage used and the rate option. The energy Usage Charge varies from Won 88.0 per kilowatt-hour to Won 242.9 per kilowatt-hour depending on the type of contract, the voltage used, the season, the time of day and the rate option.

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

In 2001, as part of implementing the Restructuring Plan, the Ministry of Trade, Industry and Resources established the Electric Power Industry Basis Fund to enable the Government to take over certain public services previously performed by us. 3.7% of the tariff collected from our customers from December 28, 2005 through June 30, 2024, 3.2% of the tariff collected from our customers from July 1, 2024 through June 30, 2025, and 2.7% of the tariff collected from our customers from July 1, 2025 has been or will be transferred to the Electric Power Industry Basis Fund prior to us recognizing sales revenue.

On March 16, 2026, we announced a comprehensive restructuring of our time-of-use (TOU) electricity tariff system. This reform is designed to align price incentives with the expansion of and increased focus on renewable energy generation. The primary objective is to incentivize a shift in power demand toward daytime hours, when renewable energy generation, particularly solar power, is most abundant. Furthermore, the reform aims to mitigate curtailment issues, where excess generation occurs during daytime hours on weekends and holidays in spring and autumn seasons due to insufficient demand.

Key features of the reform include the following:

•

Adjustment of Time-of-Use Classification: During spring, summer and autumn seasons (March to October), the daytime periods (11:00 to 12:00 and 13:00 to 15:00) previously classified as peak-load have been reclassified as mid-load. Conversely, the evening period (18:00 to 21:00) has been shifted from mid-load to peak-load to reflect shifting demand patterns. These revised time-of-use standards apply to weekdays across all contract categories that are subject to TOU tariffs, including certain Industrial, Commercial, Educational, Electric Vehicle charging customers.

•

Tariff Rate Restructuring: We increased the off-peak (night time) rate by Won 5.1/kWh, while peak-load rates were reduced by an average of Won 15.4/kWh (Won 16.9/kWh for summer/winter and won 13.2/kWh for spring/autumn) across all seasons. These specific rate adjustments are applicable solely to Industrial(B).

•

Weekend and Holiday Incentives: A 50% discount on usage charges has been introduced for usage from 11:00 to 14:00 on weekends and holidays during spring (March to May) and autumn (September to October). This incentive is applicable only to Industrial(B) and Electric Vehicle charging.

The revised tariff system for Industrial(B) and Electric Vehicle charging is scheduled to take effect on April 16, 2026. Other applicable categories, such as Industrial(A)II, Commercial(A)II, Commercial(B), Educational(B), will adopt the adjusted TOU classifications beginning June 1, 2026.

Direct Power Purchase

Pursuant to the Electric Utility Act and the Enforcement Decree of the Electric Utility Act, purchasers of power capacity in excess of 30,000 Kilovolt-amps (kVA) (the threshold was previously 50,000 kVA prior to an amendment to the Enforcement Decree of the Electric Utility Act in June 2007) have been allowed to purchase electricity directly through the Korea Power Exchange. As market interest increased, the Korea Power Exchange amended the Rules on Operating Electricity Market in 2025, such as extending the mandatory retention period for switching to direct purchase from one year to three years, which is expected to make customers more careful in deciding to switch to direct purchases as they will be subject to a longer retention period. As at the end of 2025, there have been some instances of direct power purchase by electricity consumers. Although direct purchases will still utilize KEPCO’s transmission network, an increase in direct purchases of electricity may adversely affect our market share in electricity sales and, particularly if it were to gain widespread acceptance, may negatively affect our business, financial condition, results of operations and cash flows.

Power Development Strategy

We and our generation subsidiaries make plans for expanding or upgrading our generation capacity based on the Basic Plan, which is generally revised and announced every two years by the Government. In February 2025, the Government announced the Eleventh Basic Plan and subsequently amended it in March 2025 which covers the period from 2024 to 2038. The Eleventh Basic Plan focuses on (a) establishing an energy mix and equipment plan that comprehensively considers policy principles such as supply stability, efficiency and carbon neutrality and (b) proactively strengthening the power grid and advancing market sophistication to expand carbon-free power sources, and includes the following specific measures: (i) following the continued use of nuclear power as a carbon-free source, the Eleventh Basic Plan includes the construction of two new large nuclear power plants with an aggregate generation capacity of 2.8 gigawatts by 2038 and commercial operation of a small modular reactor with generation capacity of 0.7 gigawatts by 2035, which together with other previously planned facilities, is expected to increase nuclear power capacity from 24.7 gigawatts in 2023 to 35.2 gigawatts in 2038; (ii) aging coal-fired power plants to be gradually replaced with carbon-free power sources and LNG plants, with a principle of simultaneous replacement with the same capacity—accordingly, coal power capacity is expected to decrease from 39.2 gigawatts in 2023 to 22.2 gigawatts in 2038, while LNG power capacity is expected to increase from 43.2 gigawatts in 2023 to 69.2 gigawatts in 2038; (iii) renewable energy will be systematically expanded, including expansion of solar and wind power generation capacities and market system reforms, which is expected to increase renewable energy generation capacity from 30.0 gigawatts in 2023 to 121.9 gigawatts in 2038; (iv) through the expansion of nuclear power, renewable energy, clean hydrogen and ammonia, reaching carbon-free share of 53.0% by 2030 and 70.7% by 2038, and ultimately achieving carbon neutrality; and (v) building a power grid with sufficient capacity to accommodate carbon-free energy sources. The Eleventh Basic Plan also aims to ensure a sufficient and timely electricity supply to advanced industries such as semiconductor clusters, as well as establishing an integrated supply-demand management system and an auction market in order to further stability and power source diversification.

Accordingly, we established the Eleventh Transmission and Substation Facilities Plan in accordance with the Eleventh Basic Plan in May, 2025. The Eleventh Transmission and Substation Facilities is covering the period from 2024 to 2038 and focuses on initiatives such as the timely construction of transmission and substation facilities to meet increasing demand, integration of the management system for power plants including nuclear and renewable energy, and reinforcement of the national infrastructure grid to achieve carbon neutrality.

In March 2022, the Government enacted the Framework Act on Carbon Neutrality with the goal of transitioning to a carbon neutral society by 2050 through sustainable green growth. Carbon neutrality initiatives set forth in the Framework Act on Carbon Neutrality includes setting medium to long-term greenhouse gas reduction targets and implementing measures to combat the climate crisis. Accordingly, it will be important for us to cooperate with Government initiatives and minimize the environmental impact we have on the climate crisis through our operations.

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

We cannot assure that the Framework Act on Carbon Neutrality, the Special Act on the Activation of Distributed Energy, the Twelfth Basic Plan, the Twelfth Long-Term Transmission and Substation Facilities Plan or the respective plans to be subsequently adopted will successfully achieve their intended goals. If there is significant variance between the projected electricity supply and demand considered in planning our capacity expansions and the actual electricity supply and demand or if these plans otherwise fail to meet their intended goals or have other unintended consequences, this may result in inefficient use of our working capital, mispricing of electricity and undue financing costs on the part of us and our generation subsidiaries, among others, which may have a material adverse effect on our results of operations, financial condition and cash flows.

Capital Investment Program

The table below sets forth, for each of the years ended December 31, 2023, 2024 and 2025, the amounts of capital expenditures for the construction of generation, transmission and distribution facilities.

2023		2024		2025
(In billions of Won)
~~W~~	15,518	~~W~~	16,720	~~W~~	18,701

The table below sets forth the currently estimated installed capacity for new or expanded generation units to be completed by our generation subsidiaries in each year from 2026 to 2029 based on the Eleventh Basic Plan, as amended.

Year	Number of Units	Type of Units	Total Installed Capacity
			(Megawatts)
2026	1	Nuclear power	1,400
	3	LNG-combined	1,562
	23	Renewables	59
2027	1	Nuclear power	1,400
	3	LNG-combined	2,120
	32	Renewables	38
2028	3	LNG-combined	1,508
	40	Renewables	40
2029	9	LNG-combined	4,749
	7	Renewables	36

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

The table below sets forth, for the period from 2026 to 2028, the budgeted amounts of capital expenditures pursuant to our capital investment program, which primarily consist of budgets for the construction of generation, transmission and distribution facilities and, to a lesser extent, renewable energy generation and new energy industry projects. The budgeted amounts may vary from the actual amounts of capital expenditures for a variety of reasons, including, among others, the implementation of the Tenth Basic Plan currently in place, changes in the number of units to be constructed, the actual timing of such construction, changes in rates of exchange between the Won and foreign currencies and changes in interest rates.

	2026	2027	2028	Total
	(in billions of Won)
Generation (1):
Nuclear	~~W~~5,568	~~W~~6,663	~~W~~6,538	~~W~~18,769
Thermal	5,410	6,806	6,867	19,083
Renewables and others	961	1,635	1,808	4,404

Sub-total	11,939	15,103	15,213	42,255

Transmission and Distribution:
Transmission	5,442	6,613	6,625	18,680
Distribution	4,175	4,323	4,347	12,846

Sub-total	9,617	10,936	10,973	31,526

Others (2)	1,543	1,352	1,440	4,334

Total	~~W~~23,099	~~W~~27,391	~~W~~27,625	~~W~~78,115

Notes:

(1)	The budgeted amounts for our generation facilities are based on the Ninth Basic Plan, as amended.
(2)	Principally consists of investments in telecommunications and new energy industry projects, among others.

In January 2016, the Ministry of Trade, Industry and Resources announced an initiative to promote the new energy industry by creating the New Energy Industry Fund, which is made up of funds sponsored by Government-affiliated energy companies. We contributed Won 500 billion to the funds in 2016. The purpose of these funds is to invest in substantially all frontiers of the new energy industry, including renewable energy, energy storage systems, electric vehicles, small-sized self-sustaining electricity generation grids known as “micro-grids”, among others, as well as invest in start-up companies, ventures, small to medium-sized enterprise and project businesses that engage in these businesses but have not previously attracted sufficient capital from the private sector.

Furthermore, as a measure to address the high level of particulate matter pollution, in October 2018, the Government introduced a pilot regulation to lower the output of 35 coal-fired generation units to approximately 80% of their capacity that emit more than a certain amount of particulate matter. The regulation was formally implemented in January 2019, targeting 40 coal-fired power plants with high emissions of particulate matter. From March to June 2019, the scope expanded to cover 60 units in total. In addition, coal-fired generation units originally scheduled for preventive maintenance during the second half of 2019 were required to undertake such maintenance earlier in the spring of 2019. In November 2019, the Government pursued a reduction of coal-fired generation units in order to implement the Special Measures to Respond to the High Concentration Period (December to March) of Particulate Matter. We plan to continue to participate in the effort to reduce the particulate matter emissions from coal-fired generation units, not only during the winter but also during the spring. For example, as of March 31, 2026, 52 coal-fired generation units were subject to a cap of 80% of their capacity. On March 24, 2026, the Government announced that it would ease the restrictions on coal-fired generation units in response to an energy crisis caused by the conflict in Iran. Additionally, the Government adjusted the schedule to close down two decrepit coal-fired generation units (Boryeong #1 and #2), which were shut down in December 2020. Also, other coal-fired generation units, Samcheonpo #1 and #2, were shut down in

May 2021 and Honam #1 and #2 units in December 2021. According to the Tenth Basic Plan announced in December 2022, the total coal-fired power plant capacity in 2036 will decrease to 27.1 gigawatts from 40.2 gigawatts in 2023, and its percentage of total power generation capacity will decrease to 11.3% in 2036 from 27.1% in 2023. While such measures may be subject to change, we expect to incur significant costs of complying with such measures, including in connection with more stringent particulate matter pollution regulations, retrofitting and overall replacement of environmental facilities.

We have financed, and plan to finance in the future, our capital investment programs primarily through net cash provided by our operating activities and financing in the form of debt securities and loans from domestic financial institutions, and to a lesser extent, borrowings from overseas financial institutions. In addition, in order to prepare for potential liquidity shortage, we maintain several credit facilities with financial institutions in the aggregate amounts of Won 15,828 billion and US$ 1,760 million on a consolidated basis, the full amount of which was available as of December 31, 2025. We, KHNP and KOMIPO also maintain global medium-term note programs in the aggregate amounts of US$ 19 billion, of which approximately US$ 9 billion remains currently available for future drawdown. See also Item 5.B. “Liquidity and Capital Resources—Capital Resources.”

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

We continuously endeavor to contribute to sustainable growth (whether as an economy, a society or an ecosystem) by actively taking actions that befit our social responsibility as a corporate citizen in the energy industry. For example, in 2005, we became the first public company in Korea to join the United Nations Global Compact, an international voluntary initiative designed to hold a forum for corporations, United Nations agencies, labor and civic groups to promote reforms in economic, environmental and social policies. As part of our involvement with such initiative, we issue an annual report named the “Sustainability Report” to disclose our activities from the perspectives of economy, environment and society, in accordance with the reporting guidelines of the Global Reporting Initiative, the official collaborating center of the United Nations Environment Program that works in cooperation with United Nations Secretary General. We recognize the interest in ESG within the investors’ community and are continuously pursuing safe and clean energy supply and distribution by reducing greenhouse gas emissions and enhancing our ability to respond to climate change, the details of such efforts provided through periodic sustainability reports. In addition, we made detailed disclosures on our sustainability reports in accordance with the global sustainability frameworks such as the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) and the standards of the Sustainability

Accounting Standards Board from 2020. In 2024, as TCFD was merged with the International Sustainability Standards Board, we applied the IFRS S1 and S2 in “2024 Sustainability Report” instead of the TCFD recommendations, and we also applied a domestic sustainability framework, “K-ESG Guidelines,” to improve our reporting of sustainability achievements. Since 2022, we have published an integrated report covering us and our six generation subsidiaries for reporting domestic and international sustainability achievements such as energy transition, response to climate change, sustainable supply chain and safety management. In 2025, we have expanded the reporting boundary to encompass the entire energy value chain including KEPCO E&C, KEPCO Nuclear Fuel, KEPCO KPS, and KEPCO KDN. In each year since 2014, we have been selected as one of the notable companies in the Asia Pacific region in the global electricity utility sector by the Dow Jones Best-in-Class (DJBIC) Indices (formerly DJSI), which measures management performance in terms of contribution to sustainability.

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

To achieve carbon neutrality by 2050 as announced by the Government, the electric power sector, which includes us and accounts for 33.5% (as of 2024) of total national greenhouse gas emissions, needs to play a leading role. The electric power sector, in particular, needs to not only increase the proportion of renewable energy such as wind and solar power, but also support carbon reduction in other sectors such as industry, transportation, and buildings by electrifying energy consumption. As we are on the top of the value chain for the power industry as a whole, we established our role and strategy to achieve carbon-neutrality. We plan to accelerate the timely connection of planned nuclear power plants, expand renewable energy through proactive system development, lead the development of core carbon-neutral technologies, and contribute to the achievement of a carbon-neutrality in the Transformation sector by improving energy efficiency.

Furthermore, we and our generation subsidiaries have issued green bonds since 2021, with an aggregate principal amount of US$5,350 million as of December 31, 2025, to expand domestic and overseas renewable energy businesses and renewable energy related facilities.

The table below sets forth the number of emission control equipment installed at thermal power plants by our generation subsidiaries as of December 31, 2025.

	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP
Flue Gas Desulfurization System	12	9	9	12	10
Selective Non-catalytic Reduction System	2	—	—	—	2
Selective Catalytic Reduction System	22	28	20	37	24
Electrostatic Precipitation System	14	18	9	14	12
Low NO2 Combustion System	20	27	14	35	24

Total	70	82	52	98	72

In accordance with the Act on Allocation and Trading of Greenhouse Gas Emission Allowances, enacted in May 2012, the Government implemented a greenhouse gas emission trading system under which the Government will allocate the amount of permitted greenhouse gas emission to companies by industry and a company whose business emits more carbon than the permitted amount is required to purchase the right to emit more carbon through the Korea Exchange. The categories of allowances traded include the Korean Allowance Unit (KAU), which is the emissions allowance allocated to applicable companies by the Government; Korean Credit Unit (KCU), which is a tradable unit converted from external carbon offset certifications including the Korean Offset Credit; and Korean Offset Credit (KOC), which is the verified carbon offset credit obtained by companies for reducing carbon emissions through absorption or otherwise. The greenhouse gas emission trading system has been implemented in three stages. During the first phase (2015 to 2017), the Government gradually set up and conducted test runs of the trading system to ensure its smooth operation, allocating the greenhouse gas emission allowances free of charge. During the second phase (2018 to 2020), 97% of the greenhouse gas emission allowances were allocated free of charge, with 3% allocated through an auction. During the third phase (2021 to 2025), the Government has expanded the scale of the system with aggressive greenhouse gas emission reduction targets and allocating 10% of the greenhouse gas emission allowances through an auction. In November 2025, the Government announced an increase in the paid allocation ratio to 15% for non-power generation industries and up to 50% for power generation industries during the fourth phase (2026 to 2030).

In connection with the Climate Change Response Initiatives and the 2030 National Greenhouse Gas Reduction Roadmap announced by the Government in December 2016, the Government subsequently announced the Long-term Low Greenhouse Gas Emission Development Strategies, which presents a long-term vision and national strategy for achieving carbon neutrality in 2050, and the Nationally Determined Contributions (“NDC”), which sets forth the greenhouse gas reduction targets by 2030. According to the Enforcement Decree of the Framework Act on Carbon Neutrality and Green Growth to Cope with Climate Crisis established in March 2022 and the latest figures of NDC announced by the Government in March 2023, the national target level in 2030 was 436.6 million tons and represents 40% reduction as compared to 2018 and the target emission level for the Transformation sector (electricity and heating) as a whole which we are the part of was 145.9 million tons and represents 45.9% reduction as compared to 2018. In October 2021, in accordance with the Government’s goal of achieving carbon neutrality by 2050, the carbon neutrality committee has proposed two scenarios, both of them which aim to achieve net-zero domestic carbon dioxide emissions by 2050. Scenario A will completely suspend thermal power generation by 2050, while scenario B will actively utilize technologies such as CCUS while allowing some thermal power generation to continue beyond 2050. Following the National Basic Plan for Carbon Neutrality & Green Growth enacted in April 2023, the Government has mandated annual sector-specific greenhouse gas reduction targets for the next 20 years from 2023 to 2042 and measures to achieve such targets to be formulated and implemented every five years. In terms of the NDC, the national target emission level remained unchanged, but the target emission level in 2030 increased to 145.9 million tons, which represents a reduction rate of 45.9% compared to 2018 emission levels. The Government confirmed the 2035 NDC in November 2025, raising the country’s target emissions to up to 289.5 million tons by 2035, raising the reduction rate to 61% compared to 2018.

Adhering to such emission and greenhouse gas reduction requirement may result in significant additional compliance costs. For example, the daily market price of the KAUs traded through the Korea Exchange was Won 8,640 per ton in early 2015, and the price has increased continuously thereafter, reaching its peak price at Won 42,500 per ton on April 2, 2020. Since then, the price dropped to a record low of Won 7,200 in August 2023, with the price of KAU at Won 14,900 per ton as of March 24, 2026.

The table below sets forth the amount of annual emission from all generating facilities of our generation subsidiaries for the periods indicated. According to the Eleventh Basic Plan, the amount of CO2 emissions is expected to decrease due to the Government’s carbon-free energy conversion policy. We expect to abolish a total of 40 decrepit coal-fired power plants by 2038 and replace them with LNG power plants or carbon-free plants.

Year (1)	SOx (g/MWh)	NOx (g/MWh)	TSP (2) (g/MWh)	CO2 (kg/MWh)
2021	57	68	4	437
2022	47	58	4	406
2023	43	49	3	383
2024	44	46	3	366

Notes:

(1)	The amounts of annual SOx, NOx and TSP emission for 2023 and 2024 are expected to be determined once the national statistics are confirmed.
(2)	“TSP” means Total Suspended Particles.

For additional information, see Item 3.D. “Risk Factors—Risks Relating to KEPCO—We are subject to various environmental legislations, regulations and related Government initiatives, including in relation to climate change and carbon neutrality, which could cause significant compliance costs and operational liabilities.”

In order to comply with the current and expected environmental standards and address related legal and social concerns, we intend to continue to install additional equipment, make related capital expenditures and undertake several environment-friendly measures to foster community goodwill. For example, under the Persistent Organic Pollutants Management Act enacted in 2007, we are required to remove polychlorinated biphenyl, or PCBs, a toxin, from the insulating oil of our transformers by 2027. In addition, when constructing certain large new transmission and distribution facilities, we assess and disclose their environmental impact at the planning stage of such construction, and we consult with local residents, environmental groups and technical experts to generate community support for such projects. We exercise additional caution in cases where such facilities are constructed near ecologically sensitive areas such as wetlands or preservation areas. We also make reasonable efforts to minimize any negative environmental impact, for example, by using more environment-friendly technology and hardware. Additionally, we also undertake measures to minimize losses during the transmission and distribution process by making our power distribution network more energy-efficient in terms of loss of power, as well as to lower consumption of energy, water and other natural resources. Furthermore, we and our subsidiaries acquired the ISO 14001 certification, an environmental management system widely adopted internationally, in 2007 and have made it a high priority to make our electricity generation and distribution more environment-friendly. In 2014, we were awarded the presidential award for environmental contributions as a corporate citizen, after scoring the highest among 102 corporations that competed for the award. In order to encourage the implementation of environment-friendly measures by other corporations and enhance environmental awareness at a social level, we have been disclosing our environment-related activities and achievements to the public through the Environment Information System managed by the Ministry of Environment since 2012.

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

The following table sets forth the generation capacity and generation volume in 2025 of our generation facilities that are powered by renewable energy sources.

	Generation Capacity (megawatts)	Generation Volume (gigawatt-hours)
Hydraulic Power(1)	650	1,464
Wind Power	190	77
Solar Energy	537	630
Fuel Cells	520	3,491
Others(2)	1,131	4,852

Subtotal	3,028	10,514
As percentage of total(3)	3.62%	2.77%

Notes:

(1)	Excluding generation capacity and volume of pumped storage, which is generally not classified as renewable energy.
(2)	From June 2024, dispatchable renewable energy was categorized as others.
(3)	As a percentage of the total generation capacity or total generation volume, as applicable, of us and our generation subsidiaries.

In order to deal with shortage of fuel and other resources and also to comply with various environmental standards, in 2012 the Government adopted the Renewable Portfolio Standard program, which replaced the Renewable Portfolio Agreement which had been in effect from 2006 to 2011. Under this program, each of our generation subsidiaries is required to generate a specified percentage of total electricity to be generated by such generation subsidiary in a given year in the form of renewable energy or, in case of a shortfall, purchase a corresponding amount of a Renewable Energy Certificate (a form of renewable energy credit) from other generation companies whose renewable energy generation surpass such percentage. Pursuant to the Act on the Promotion of the Development, Use, and Diffusion of New and Renewable Energy and its Enforcement Decree, the target percentage was 13.0% in 2023, 13.5% in 2024 and 14% in 2025. This Act and its Enforcement Decree aim to raise target percentage to 25% by 2030, and the target percentage for each year from 2026 through 2030 as of the date of this annual report is as specified in the table below. In 2024, all six of our generation subsidiaries met the target through renewable energy generation and/or the purchase of a Renewable Energy Certificate. Our generation subsidiaries’ compliance with the 2025 target is currently under evaluation, and if any generation subsidiary is found to have failed to meet the target for 2025 or fails to meet the target for subsequent years, such generation subsidiary may become subject to fines. Accordingly, the proposed target percentages may result in additional expenses for our generation subsidiaries.

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

In line with the spread of RE100, a global campaign by companies around the world to cover 100% of their electricity use with renewable energy by 2050, the Government introduced its own version of RE100 that allows companies and other consumers to choose energy sources from which their electricity is generated. In order for a domestic company to participate in RE100, it needs to enter into either a third-party PPA or a direct PPA, or general and industrial customers may also purchase renewable energy through us in a competitive bidding process and be issued with a certificate of use of renewable energy, which we refer to as the green premium system. On June 21, 2021, the Ministry of Trade, Industry and Resources announced the “Guidelines on Third-Party Power Purchase Agreements for Renewable Energy Generation” that stipulated the method of transaction of renewable energy power among third parties. The relevant legislation for the direct PPA was enacted in the National Assembly in March 2021 and has been in force since October 2021. The Ministry of Trade, Industry and Resources finalized and announced detailed guideline for direct PPA in September 2022. As of December 31, 2025, there are 13 third-party PPAs with total contracted capacity of 33.6 megawatts and 72 direct PPA with total contracted capacity of 836.7 megawatts, which are effective under related law and guideline. If there is an expansion in the use of direct PPA, it may adversely affect our market share in electricity sales. In addition to the PPA, the green premium system started in January 2021 and we, on behalf of Korea Energy Agency, are in charge of managing the bidding for renewable energy, receiving bid prices from winning companies, issuing a certificate of use of renewable energy to companies on a quarterly basis and receiving fees from Korea Energy Agency for our service.

Following the amendment to the Hydrogen Economy Promotion and Hydrogen Safety Management Act in June 2022 and its Enforcement Decree enacted in December 2022, the Minister of Climate, Energy and Environment has designated KEPCO and other entities under the Community Energy System to purchase hydrogen-generated electricity. Under such Act, we are required to enter into contracts with hydrogen generators that are selected through competitive bidding process.

The bidding market is comprised of the general hydrogen power market and the clean hydrogen power generation market, as categorized based on the type of fuel used. In consideration of the current ecosystem in which fuel cells are used, the general hydrogen power market is open to all kinds of hydrogen plants including plants using extracted or by-product hydrogen. On the other hand, the clean hydrogen power market is a market where only generators using clean hydrogen plants are allowed to participate. Clean hydrogen is categorized into carbon-free hydrogen, low-carbon hydrogen, and low-carbon hydrogen compounds (including ammonia)

according to greenhouse gas emissions in the production and import procedure of hydrogen. According to the clean hydrogen certification system, hydrogen can be recognized as clean hydrogen if the CO2 emissions for the production of 1 kg of hydrogen is less than 4 kg or less. The Government has set the bidding volumes for 2023 to 2025 through a relevant notice as shown in the table below.

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

Social Programs

In 2025, as part of our safety management activities, we further strengthened our company-wide safety management framework, organizational capabilities and field-centered communication efforts. We operated a company-wide Safety Innovation Task Force and declared a new safety management vision, while intensifying preventive activities focused on the three major high-risk accident types—electric shock, falls and caught-in/between incidents—which had accounted for a significant portion of serious accidents in the past.

We also reinforced the standing and professionalism of our safety organization by elevating the Safety Innovation Division and establishing a new Safety Planning Team, while expanding dedicated safety personnel and implementing reward and training measures to enhance the accountability and participation of site managers and department heads. In addition, we strengthened field-centered safety communication through site manager-led inspections, CEO site inspections and on-site management briefing sessions, while also operating feedback and incentive programs to encourage the exercise of workers’ stop-work authority.

At the same time, we expanded investment in AI-based safety technologies and smart safety training, including internally developed smart glasses software and immersive safety training programs. We also improved the efficiency and consistency of our management system by digitalizing key safety documents through an integrated safety management platform.

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

The Act on the Compensation and Support for Areas Adjacent to Transmission and Substation Facilities, enacted in 2014, prescribes measures to be taken by power generation or transmission companies with respect to the communities adjacent to transmission and substation facilities. Under this Act, those who own land or houses in the vicinity of transmission lines and substation may claim compensation for damages or compel purchase of such properties by the power generation or transmission companies which are legally obligated in principle to pay for such damages or purchase such properties. In addition, under this Act, residents of communities adjacent to transmission and substation facilities are entitled to subsidies on electricity tariff as well as support for a variety of welfare projects and collective business ventures.

Under the Special Act for the National Power Grid Expansion, which took effect in 2025, the scope of compensation for landowners affected by transmission and substation facilities has been further expanded. This Act also establishes enhanced support for resident welfare projects and new grants for local governments where such facilities are installed, ensuring comprehensive assistance for the host communities.

Prior to the construction of a generation unit, our generation subsidiaries perform an environmental impact assessment which is designed to evaluate public hazards, damage to the environment and concerns of local residents. A report reflecting this evaluation and proposing measures to address the problems identified must be submitted to and approved by the Ministry of Climate, Energy and Environment following agreement with related administrative bodies prior to the construction of the unit. Our generation subsidiaries are then required to implement the measures reflected in the approved report. Despite these activities, civic community groups may still oppose the construction and operation of generation units (including nuclear units), and such opposition could adversely impact our construction plans for generation units (including nuclear units) and have a material adverse effect on our business, results of operations and cash flow.

Upon relocation of our corporate headquarters in November 2014, we developed and established Bitgaram Energy Valley as a smart energy hub city in Gwangju and Jeollanam-do, to attract and facilitate the growth of start-ups and research institutions related to new energy industries while contributing to the local economy, balanced regional development and job creation.

To achieve this goal, through industry-academic cooperation including partnerships with the Korea Institute of Energy Technology and the Korea Institute of Energy Research, we support the R&D efforts of companies, develop new technologies, and publish R&D results. We also seek to create new growth engines by assisting innovative companies with their technology development and commercialization as they enter the global market. As of December 31, 2025, we have signed agreements with 694 companies relating to investments in the Bitgaram Energy Valley. We are currently developing Bitgaram Energy Valley to establish a spontaneous industrial ecosystem, which will contribute to the power industry as well as the national economy.

Additionally, we continue to pursue businesses that promote co-prosperity with small and medium-sized enterprises (“SMEs”), such as cultivating startups, exploring for cooperative R&D projects with SMEs, and supporting export business. We also strive to strengthen the fundamental self-reliance of SMEs with continuous engagement, through improving their productivity, training specialists and also financial supports. In addition, by operating the ‘SMEs Energy Technology Market’, we are promoting cooperation between energy-related public institutions and SMEs. As of December 31, 2025, we designated 152 “innovation products” to support the early market entry and procurement linkage of technology innovation products developed by the SMEs with superior R&D capabilities.

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

The average level of radiation dose per unit amounted to a relatively low level of 0.26 man-Sv in 2025, which was substantially lower than the global average of 0.54 man-Sv/year in 2025 as reported in the WANO performance indicator report.

In response to the damage to the nuclear facilities in Japan as a result of the tsunami and earthquake in March 2011, the Government conducted additional safety inspections on nuclear power plants by a group of experts from governmental authorities, civic groups and academia. As a result of such inspections, the Government required KHNP to perform 46 comprehensive safety improvement measures. As of December 31, 2025, KHNP has completed implementation of 45 measures and is currently implementing one last measure. The Government also established the Nuclear Safety & Security Commission in October 2011 for neutral and independent safety appraisals. KHNP developed ten additional measures through benchmarking of overseas cases and internal analysis of current operations. KHNP completed implementation of all ten measures.

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

In 2009, the Radioactive Waste Management Act (“RWMA”) was enacted in order to centralize management of the disposal of SNFs and LILW and enhance the security and efficiency of related management processes. The RWMA designates KORAD to manage the disposal of SNFs and LILW. Pursuant to the RWMA, the Government has established the Radioactive Waste Management Fund. The management expense for LILW is paid when LILW is transferred to KORAD, and the charge for SNFs is paid based on the quantity generated every quarter. LILW-related management costs and charges for SNFs are reviewed by the Ministry of Climate, Energy and Environment every two years.

In September 2025, the Special Act on High-Level Radioactive Waste and its enforcement Decree was enacted, aiming to establish a legal framework for procedures and systems for the safe management of interim storage and permanent disposal of spent nuclear fuel.

In addition, in February 2021, in accordance with the Government’s guidelines for strengthening the safety of nuclear power plants, the period for verifying seismic resilience of major equipment was extended. Due to safety concerns, the construction periods of Saeul #3 and #4 (formerly named as Shin-Kori #5 and #6) have been extended to September 2026 and September 2027, respectively.

All of KHNP’s nuclear plants are currently in compliance with Korean law and regulations and the safety standards of the IAEA in all material respects. For a description of certain past incidents relating to quality assurance in respect of KHNP, see Item 3.D. “Risk Factors—Risks Relating to KEPCO—Our risk management policies and procedures may not be fully effective at all times.”

Decommissioning

Decommissioning of a nuclear power unit is the process whereby the unit is shut down at the end of its life, the fuel is removed and the unit is eventually dismantled. KHNP renewed the operating license of Kori #1, the first nuclear power plant constructed in Korea, which commenced operation in 1978, for an additional ten years in 2007. At the recommendation of the Ministry of Trade, Industry and Resources, KHNP has decided not to renew the operating license of Kori #1 and the initial phase of decommissioning (namely, safety inspection and removal of spent nuclear fuels) of Kori #1 has begun after its permanent shutdown in June 2017. In addition, Wolsong #1 permanently shut down in 2019 and is being prepared for decommissioning. KHNP retains full financial and operational responsibility for decommissioning its units.

KHNP has accumulated decommissioning costs as a liability since 1983. The decommissioning costs of nuclear facilities are defined by the Radioactive-Waste Management Act, which requires KHNP to credit annual appropriations separately. These costs are estimated based on studies conducted by the relevant committees, and are reviewed by the Ministry of Climate, Energy and Environment every two years. As of December 31, 2025, KHNP recorded an accrual of Won 28,541 billion for the costs of dismantling and decontaminating existing nuclear power plants, which consisted of dismantling costs of nuclear plants of Won 24,176.9 billion and decommissioning costs of spent nuclear fuels and radioactive waste of Won 4,364.1 billion.

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

The total installed capacity amounts to 37,339 megawatts, comprising 23,094 megawatts of thermal power capacity which includes coal-fired and gas-fired combined cycle power capacities. We have continuously expanded our overseas projects starting with an oil-fired power plant in Malaya, the Philippines in 1995. As of the end of December 2025, we are engaged in 30 projects in 12 countries across Asia, the Middle East, Latin America, and North America. In addition, we operate 5,600 megawatts of nuclear power capacity and 8,645 megawatts of renewable energy capacity.

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

On October 20, 2016, in order to foster a long-term strategic partnership and stable management of the units’ post-construction, we entered into an investment agreement with ENEC to jointly establish Barakah One PJSC, a special purpose company which oversees the operation and management of the nuclear power plant in Barakah, UAE. We have an 18% equity interest in Barakah One PJSC, and also have an 18% equity interest in Nawah Energy Company, a subsidiary of ENEC, which is also responsible for the operation and maintenance of the Barakah nuclear power plant. On December 20, 2018, the board of directors of KEPCO resolved to invest additional US$380 million in Barakah One PJSC. KEPCO’s additional contribution of US$1.22 billion was made in March 2025 under the related contracts. KEPCO’s equity interest in the project is 18%, which remains unchanged. The total project cost of the Barakah nuclear power plant is expected to be approximately US$29.5 billion. Barakah One PJSC successfully achieved the commercial operation of Unit #1, #2, #3, and #4 of Barakah nuclear power plant in April 2021, March 2022, February 2023 and September 2024 respectively, with an expected plant life span of 60 years. On August 25, 2022, KHNP signed a contract for the construction of turbine islands in El Dabaa nuclear power plant project in Egypt with Atomstroyexport JSC (“ASE JSC”), a subsidiary of Rosatom. ASE JSC had won an order for El Dabaa project from Egyptian Atomic Energy Agency in 2017 to build a nuclear power plant that consists of four reactors of which capacity is 1,200 megawatts each. KHNP will construct about 80 buildings and structures including turbine islands in four units of El Dabaa and supply equipment. The construction of the project began in 2023 and is planned to be completed in 2029.

On June 27, 2023, KHNP entered into a contract for construction of a tritium removal facility at Cernavoda nuclear power plant site in Romania. The procurer is S.N.NUCLEARELECTRICA S.A., a government owned organization that operates two units of CANDU reactors at Cernavoda. The value of the contract is approximately 193 million Euros. KHNP will provide engineering (based on the design of the tritium removal facility provided by the client), procurement, construction and commissioning services. The term is 50 months and the commencement date is July 23, 2023.

Since March 2022, KHNP had been participating in a tender launched by Electrárna Dukovany II (“EDUII”), a subsidiary of České Energetické Závody, and it was selected as the preferred bidder in July 2024. On June 17, 2025, KHNP entered into a contract with EDUII for the construction of Dukovany Unit #5 and #6. The value of the contract is approximately KRW 25,861 billion.

We have estimated the probable outflow of economic benefits in relation to prolongation costs associated with the nuclear generation projects described above and have recognized a provision of KRW 1,450 billion as of December 31, 2025.

Non-nuclear Generation Projects

We are currently engaged in two major power projects in the Philippines: (i) a minority ownership of SPC Power Corporation, a local utility corporation engaged in independent power generation, electricity distribution and other businesses, and (ii) CFBC Coal Power Plant, a 206-megawatt power plant in Cebu on a build, operate and own basis. The plant construction was completed in May 2011 and it will be operated until 2036. The project cost of the CFBC Coal Power Plant was US$451 million, which was project-financed on a limited recourse basis. To fulfill our responsibility for carbon neutrality, we are currently planning to sell our interests in SPC Power Corporation and the CFBC Coal Power Plant.

In April 2007, we formed a limited partnership with Shanxi International Electricity Group and Deutsche Bank, which was approved by the Chinese government, to develop and operate power projects in Shanxi Province, China. The total capital investment in these projects amounted to US$1.33 billion, of which our capital investment was US$532 million. We expect to participate in the operation of the project for 50 years ending in 2057. The total capacity of these projects is 9,742 megawatts and our equity interest in the partnership is 42%.

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

In August 2010, we led a consortium and won the bid to build, own and operate the 433-megawatt Norte II gas-fueled combined-cycle electricity generation facility in Chihuahua, Mexico, as ordered by the Commission Federal de Electricidad (“CFE”) of Mexico. The consortium established a special purpose vehicle, KST Electric Power Company (“KST”), to act as the operating entity, and in September 2010, KST entered into a PPA with CFE for 25 years until 2038. The total cost of the project was approximately US$426 million and we hold a 56% equity interest in the consortium. Our wholly-owned subsidiary, KEPCO Energy Service Company, currently manages the operation of the project.

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

In March 2013, a consortium consisting of us and Marubeni, a Japanese corporation, was selected by the Ministry of Industry and Trade of Vietnam for construction and operation of a 1,200-megawatt coal-fired power plant in Thanh Hoa province, Vietnam. The construction was started in July 2018 and completed in July 2022. The plant is currently in operation and will operate until 2047. The total project cost was approximately US$2.5 billion, of which 24% have been funded by equity contribution and the remaining 76% by debt financing. The share capital of the special purpose entity in charge of this project is US$568 million, and we, Marubeni and Tohoku Power hold 50%, 40% and 10% equity interest in the special purpose entity, respectively.

In November 2019, we entered into an energy conversion agreement comprising of a PPA with the Guam Power Authority for a term of 25 years to construct and operate Ukudu gas-fired power plant in Guam, United States, including a 198-megawatt gas-fired power plant. We and EWP hold 60% and 40% shares in the project, respectively. The total project cost is approximately US$708 million, and we invested US$85 million for the equity interest. The construction of the project started on May 31, 2022 and the plant was completed in December 25, 2025. The plant is operated as a base load generator, replacing old heavy fuel power plants in Guam.

In January 2020, Pulau Indah Power Plant in Malaysia, a special purpose company that we own 25% of the shares, received a Letter of Notification to develop 1,200 megawatts combined-cycle gas-fired power plant from the Energy Commission of Malaysia, the host of the project. The construction started in December 2020 and was completed by March 1, 2025. The total project cost is expected to be approximately US$715 million, and invested approximately US$44 million for equity interest. We signed a PPA in August 2020 with Tenaga Nasional Berhad, which will be effective from March 2025 for a period of 21 years.

On June 30, 2020, the board of directors approved our plan to invest US$51 million in the expansion of two coal-fired power plants, Java 9 and Java 10, on the Indonesian island of Java. We invested together with PT Perusahaan Listrik Negara (“PLN”), an Indonesian state electricity company, and PT Barito Pacific Tbk., an Indonesian company. The total project cost was approximately US$3.31 billion and we, PLN and Barito Pacific will respectively own 15%, 51% and 34% shares in the joint venture. The joint venture currently manages the operation of two units of 1,000-megawatt generation capacity. The construction of Java 9 and 10 was completed in the second quarter of 2025. The joint venture is a party to a 25-year PPA with PLN.

On October 5, 2020, the board of directors approved our plan to invest US$237 million in the construction of Vung Ang 2 coal-fired power plant in Vietnam in exchange for 40% shares in the project. The new plant will be located in Ha Tinh Province, Vietnam, adjacent to Vung Ang 1 power plant and will consist of two units with 600 megawatts generation capacity each. We started the construction in October 2021 and the power plant is expected to be completed in 2026. Diamond Generating Asia, a subsidiary of Mitsubishi Corporation, a Japanese corporation, is the main sponsor of this project. We will operate this plant together with other co-investors for 25 years.

In September 2022, we entered into an energy conversion agreement with Saudi Aramco with regard to the cogeneration plant at Jafurah, in the Kingdom of Saudi Arabia. Pursuant to the agreement, we will build a cogeneration plant with a capacity of approximately 317 megawatts of electricity generation and 694 kilo pounds per hour of steam output. When the construction is complete, this plant will supply electricity and steam to Jafurah Gas Plant for twenty years. We and Saudi Aramco hold 60% and 40% shares in the project respectively and the total project cost is expected to be approximately US$504 million. We started construction in the fourth quarter of 2022 and expect to commence commercial operation during the first half of 2026.

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

In December 2025, we entered into an energy conversion agreement with Saudi Aramco with regard to the Jafurah Phase 2 cogeneration plant, in the Kingdom of Saudi Arabia. Pursuant to the agreement, we will build a cogeneration plant with a capacity of approximately 331 megawatts of electricity generation and 1,025 kilo pounds per hour of steam output. When the construction is complete, this plant will supply electricity and steam to Jafurah Gas Plant for 16 years. This project utilizes the project company which was established for Jafurah Phase1 project in 2022, and we and Saudi Aramco hold 60% and 40% shares in the project respectively and the total project cost is expected to be approximately US$758 million. We expect to commence commercial operation in June 2029.

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

Since 2004, joint ventures between us and China Datang Corporation of the People’s Republic of China have built and operated a number of wind farms in Inner Mongolia, Liaoning and Gansu provinces. We own 40% of these joint ventures, whose equity in the aggregate amount is approximately US$450 million. The projects are funded one-third by equity contributions and two-thirds by debt financing. As of December 31, 2025, the joint venture operates 22 wind farms with a total capacity of 1,017 megawatts and a 7-megawatt photovoltaic power station.

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

In June 2017, we won a project to build, own and operate a photovoltaic power station with a capacity of 60 megawatts and a 32 megawatt-hour energy storage system in Guam, United States for 25 years. The total project cost was approximately US$186 million, and we financed 22% of the cost through equity investment and held 100% of the equity interest. The remaining 78% was funded through debt and tax equity financing. We have entered into a PPA with Guam Power Authority in August 2018. The construction of the project started in May 2020 and commercial operation commenced in June 2022. The entire volume of electricity generated from the power station will be purchased by Guam Power Authority until 2047.

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

In October 2019, KEPCO and Sprott Korea as a consortium entered into a Share Purchase Agreement and Shareholders Agreement with Canadian Solar INC to develop and operate a photovoltaic power station with a capacity of 294 megawatts in Sonora and other states of Mexico for 35 years. We invested US$ 41 million in the project, and the transaction marks KEPCO’s first investment in the solar market in Mexico. The project consists of three power plants, two of which are currently in operation, and the other power plant is expected to start commercial operation in 2026.

In July 2021, a consortium comprised of us, Japan’s Kyushu Electric Power Co., Inc. and Électricité de France has been nominated as the successful bidder for the HVDC-VSC subsea transmission system construction and operation project of UAE announced by the Abu Dhabi National Oil Company (“ADNOC”), and clinched the deal through an international tender against numerous competitors. This project will supply power for the offshore production and operations facilities of ADNOC, by constructing and operating for 35 years a subsea transmission system along 2 routes with a total length of 272 kilometers. This mega project is worth US$3.8 billion and is expected to generate a stable profit through a long-term transmission agreement with the procurer for 35 years. Construction of the project commenced in September 2022 and remains ongoing. Commercial operation is expected in the fourth quarter of 2026.

In August 2023, we entered into an agreement with Ministerio de Energía y Minas to construct and expand three 138/12.5 kilovolts distribution substations in the Dominican Republic. In total, 200 megavolt-ampere of transformation facilities will be constructed, and the total project cost is expected to be approximately US$ 38 million. We will be in charge of design, procurement and construction, and we expect to complete construction of the substations by March 2027.

In September 2024, a consortium comprised of us, Korea East-West Power Co., Ltd. and Samsung C&T Corporation was awarded the Phase 4 renewable energy project in Guam. The consortium is currently developing and constructing a new photovoltaic power generation station and a battery energy storage system, with expected capacities of 132 megawatts and 326 megawatt-hour, respectively. Under the power purchase agreement, the Guam Power Authority will purchase the entire volume of electricity generated from the power station for a period of 25 years. The total project cost is expected to be approximately US$ 511 million. Commercial operation is expected to begin in the first quarter of 2028.

In October 2024, a consortium comprised of us, Abu Dhabi Future Energy Company and GD Power Development Co., Ltd was selected as a shortlisted bidder for the 2,000 megawatt Sadawi Solar PV Independent Power Plant by the SPPC. The consortium entered into the major project agreements in November 2024 and is developing a new photovoltaic power station. Under the power purchase agreement, SPPC will purchase the entire volume of electricity generated from the power station for a period of 25 years. The total project cost is expected to be approximately US$ 1.1 billion, and construction commenced in July 2025 and is currently ongoing. Commercial operation is expected to begin in the second half of 2027.

In October 2025, a consortium consisting of KEPCO, Etihad Water and Electricity, and Nesma Renewable Energy was awarded the contract for the 1,500 MW Dawadmi Wind Independent Power Plant by SPPC. The principal project agreements became effective in January 2026, including a power purchase agreement under which SPPC will purchase the entire electricity output generated from the plant for a period of 25 years. The total project cost is estimated at approximately US$ 879 million, with construction scheduled to commence in 2026. Commercial operation is anticipated to begin in the second half of 2028.

Exploration and Production Projects

Previously, we were engaged in a bituminous coal mining project in Bylong, Australia. In July 2015, KEPCO Bylong submitted a development application to the State Government of New South Wales (the “NSW”) of Australia. In September 2019, the Independent Planning Commission of the NSW, i.e., the state regulator, refused to accept our development application. After many rounds of legal proceedings, our request for appeal to the High Court of Australia was finally rejected in February 2022. As of December 31, 2025, we have invested approximately KRW 810 billion in the Bylong project and the impairment loss has accrued to approximately KRW 554 billion. We are currently reviewing various alternative plans to minimize our loss.

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

As of December 31, 2025, the book value of our facility located at the Gaeseong Industrial Complex was Won 0. For the year ended December 31, 2025, there are no trade receivables related to the companies residing in

Gaeseong Industrial Complex. It is currently uncertain if we can exercise the property rights for our facility in the Gaeseong Industrial Complex. No assurance can be given that we will not experience any material losses as a result of the suspension of this project or failure of the project as a result of a breakdown or escalation of hostilities in the relationship between Korea and North Korea. See Item 3.D. “Risk Factors—Risks Relating to Korea and the Global Economy—Tensions with North Korea could have an adverse effect on us and the market value of our shares.”

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

Substantial liability may result from the operations of our nuclear generation units, the use and handling of nuclear fuel and possible radioactive emissions associated with such nuclear fuel. KHNP maintains property and liability insurance against risks of its business to the extent required by the related law and regulations or considered as appropriate and otherwise self-insures against such risks. KHNP carries insurance for its generation units against certain risks, including property damage, nuclear fuel transportation and liability insurance for personal injury and property damage. KHNP carries property damage insurance covering up to US$1 billion per accident for all properties within its plant complexes, which includes property insurance coverage for acts of terrorism up to US$300 million and for breakdown of machinery up to US$300 million. In addition to the insurance on operating nuclear power generation units, KHNP has construction insurance for Saeul #3 and #4 (formerly named as Shin-Kori #5 and #6) and Shin-Hanul #3 and #4. KHNP maintains nuclear liability insurance for personal injury and third-party property damage for coverage of up to 300 million Special Drawing Rights, or SDRs, which amounts to approximately US$406.47 million, at the rate of 1 SDR = US$1.354910 as posted on the Internet homepage of the International Monetary Fund on July 31, 2025 per plant complex, for a total coverage of 1.8 billion SDRs. KHNP is also the beneficiary of a government indemnity with respect to such risks for damage claims of up to Won 300 million SDRs per nuclear plant complex, for a total coverage of 1.8 billion SDRs. Under the Nuclear Damage Compensation Act of 1969, as amended, KHNP is liable only up to 900 million SDRs, per single accident per plant complex; provided that such limitation will not apply where KHNP intentionally causes harm or knowingly fails to prevent the harm from occurring. KHNP will receive the Government’s support, subject to the approval of the National Assembly, if (i) the damages exceed the amount of insurance coverage and (ii) the Government deems such support to be necessary for the purposes of protecting damaged persons and supporting the development of nuclear energy business. KHNP carries insurance for its generation units and nuclear fuel transportation, and we believe that the level of insurance is generally adequate and is in compliance with relevant laws and regulations. In addition, KHNP is the beneficiary of government indemnity which covers a portion of liability in excess of the insurance. However, such insurance is limited in terms of amount and scope of coverage and does not cover all types or amounts of loss which could arise in connection with the ownership and operation of nuclear plants. Accordingly, material adverse financial consequences could result from a serious accident or a natural disaster to the extent it is neither insured nor covered by the Government indemnity. See Item 3.D. “Risk Factors—Risks Relating to KEPCO—The amount and scope of coverage of our insurance are limited.”)

Competition

As of December 31, 2025, we and our generation subsidiaries owned approximately 53.4% of the total electricity generation capacity in Korea (excluding plants generating electricity for private or emergency use). New entrants to the electricity business will erode our market share and create significant competition, which could have a material adverse impact on our financial condition and results of operations.

In particular, we compete with independent power producers with respect to electricity generation. The independent power producers accounted for 36.3% of total power generation in 2025 and 46.6% of total generation capacity as of December 31, 2025. As of December 31, 2025, there were 44 independent power producers in Korean electricity market, excluding 7,355 renewable energy producers. Since 2013, private enterprises are permitted to own and operate coal-fired power plants in Korea as the Ministry of Trade, Industry and Resources approved plans for independent power producers to construct coal-fired power plants under the Sixth Basic Plan announced in February 2013. Under the Tenth Basic Plan announced in January 2023, three coal-fired power plants are planned to be constructed by independent power producers by 2024. Two of the three coal fired power plants planned for construction were completed in 2024 and the remaining one was completed in 2025. Furthermore, independent power producers are permitted to build additional generation capacity (whether coal-fired or not), our market share in Korea may decrease.

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

•

As of December 31, 2025, we had a legal reserve of Won 1,605 billion and a voluntary reserve for expansion of our business of Won 567 billion. For the avoidance of doubt, all such reserves have been calculated on a consolidated basis.

On December 28, 2022, the National Assembly of Korea passed an amendment to Article 16 of KEPCO Act which increased our debt ceiling on total outstanding debt securities on a separate basis to be no greater than five times (or six times if the Minister of the Ministry of Climate, Energy and Environment approves if it is urgently required to resolve a business crisis situation) the sum of our share capital and reserves updated at the end of each year. Such share capital and reserves are calculated on a separate basis under the KEPCO Act. Before such amendment, our debt ceiling was two times the sum of our share capital and reserves. Such increase in debt ceiling will be effective until December 31, 2027 and we may make use of the new debt ceiling to issue more debt securities to cover our losses, refinance existing debt and finance new capital expenditures. However, if the sum of our share capital and reserves decreases (including as a result of continued significant net losses), our debt ceiling will decrease as well and there will be no assurance that we can meet our funding requirements for capital or operational expenditures or debt repayment obligations, which situation could have a material adverse impact on our business, results of operations and financial condition.

We are under the supervision of the Ministry of Climate, Energy and Environment, which has principal supervisory responsibility (in consultation with other Government agencies, such as the Ministry of Finance and Economy, as applicable) over us with respect to the appointments of our directors and our other senior management as well as approval of electricity tariff rate adjustments, among others.

Because the Government owns part of our capital stock, the Government’s Board of Audit and Inspection may audit our books.

The Electric Utility Act requires that separate licenses be obtained for generation, transmission, distribution and sale of electricity, subject to limited exceptions. We hold the licenses to transmit, distribute and sell electricity, and each of our six generation subsidiaries hold an electricity generation license. The Electric Utility Act governs the formulation and approval of electricity rates in Korea. See “—Sales and Customers—Electricity Rates” above. Under the current Electric Utility Act, a single business entity cannot engage in two or more types of electricity businesses concurrently. Notwithstanding the foregoing, our generation subsidiaries are permitted to directly participate in the development of renewable energy projects, and we may also participate through the establishment of new entities.

Our operations are subject to various laws and regulations relating to environmental protection and safety.

Financial Soundness Plan and Related Activities

In light of the general policy guideline of the Government for public institutions (including us and our generation subsidiaries) to reduce their respective overall debt levels, we and our generation subsidiaries have, in consultation with the Ministry of Climate, Energy and Environment and the Ministry of Finance and Economy, set target debt-to-equity levels every year and undertaken various programs to reduce debt and also strived to improve the overall financial stability.

In 2022, we and our generation subsidiaries established and implemented a five-year financial soundness plan in accordance with the guidelines of the Ministry of Finance and Economy. This plan includes sale of assets (sale of non-core assets such as idle properties, investment shares, and overseas coal power plants), expenditure restructuring (adjustment or deferral of investment without affecting stable power supply and safety management), cost efficiency improvement through intense low-budget strategies, profit growth through business system improvements, and capital expansion through revaluation of tangible assets like land. We and our generation subsidiaries have been complying with this plan to date.

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

For ten years after the commencement of the university in 2022, we expect to receive funding (to be used as expenses for operating the university) from the municipal government in the amount of Won 200 billion. In addition, we expect to receive funding from the central government that is at least in the same amount as we expect to receive from the municipal government. After taking into account the funding from the governments, we anticipate our contribution to the university through 2026 to be approximately Won 630 billion depending on the amount of contribution from the central government.

On August 8, 2019, our board of directors resolved to make an initial contribution of Won 60 billion for the promotion, initial operation and the design of the university campus, and the contribution was made in 2020. On March 24, 2021, a special law was passed in the National Assembly and finally enacted on April 1, 2021, giving an autonomy to the university and laying out the basis for direct financial support from the central and municipal governments. On May 21, 2021, our board resolved to make an additional contribution of Won 64.5 billion to the university and Won 41.3 billon of such contribution was made in December 2021. The remaining contribution of Won 23.2 billion was made by our affiliates. In addition, on July 15, 2022, our and our affiliates’ boards of directors decided to contribute Won 47.9 billion for funding the construction and operation of major campus facilities and completed the contribution in December 2022. In 2023, our and our affiliates’ boards of directors decided to contribute additional Won 110.6 billion, of which we contributed Won 70.8 billion and our affiliates contributed the remaining Won 39.8 billion. In 2024, our and our affiliates’ boards of directors decided to contribute an additional Won 177.8 billion, of which we contributed Won 113.8 billion and our affiliates contributed the remaining Won 64 billion. In 2025, our and our affiliates’ boards of directors decided to contribute an additional Won 71.7 billion, of which we contributed Won 45.9 billion and our affiliates contributed the remaining Won 25.8 billion. In March 2026, our board of directors decided to make an initial contribution of Won 48.8 billion as part of the contribution for the fiscal year 2026.

On March 2, 2022, KENTECH held its first entrance ceremony with congratulatory remarks from the President of Korea. On February 27, 2026, KENTECH held its first commencement ceremony with congratulatory remarks from senior officials of the central government and heads of municipal governments. As of 2026, the university is expected to have a total enrollment of 531 undergraduate students and 212 graduate students.

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

In accordance with laws and regulations, we have established and implemented a cybersecurity management system, which is called “Cybersecurity GRC System,” through which we identify, evaluate and manage cybersecurity risks. Additionally, the National Intelligence Service and the Ministry of Climate, Energy and Environment perform regular audits to identify, evaluate and manage material risks from cybersecurity threats in accordance with the Basic Guidelines for National Information Security and the detailed guidelines for information security issued by the Ministry of Climate, Energy and Environment.

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

KHNP is also exposed to ongoing cyber threats, and accordingly is continuing efforts to strengthen its security management system by maintaining the international security standard, ISO27001, and the Korean standard, Personal Information & Information Security Management System certification. In September 2019,

KHNP established an organization dedicated to nuclear control security in accordance with the Government’s strengthened information security regulation. Also, in 2023, KHNP established the Control System Security Section within the Cyber Security Control Center to strengthen cybersecurity response capabilities.

Item 4.C.	Organizational Structure

As of December 31, 2025, we have 169 subsidiaries, 107 associates and 122 joint ventures (not including any special purpose entities).

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

The table below sets forth each of our associates and joint ventures as of December 31, 2025 by name, the percentage of our shareholdings and their principal activities.

	Ownership (%)	Principal Activities
Associates:
Korea Gas Corporation (9)	20.47	Importing and wholesaling LNG
Korea Electric Power Industrial Development Co., Ltd.	29.00	Electricity metering and others
Gangwon Wind Power Co., Ltd. (1)	15.00	Power generation
Hyundai Green Power Co., Ltd.	29.00	Power generation equipment consignment and operation service
Korea Power Exchange (2)	100.00	Management of power market and others
Taebaek Guinemi Wind Power Co., Ltd. (26)	67.25	Power generation
Daeryun Power Co., Ltd. (1)	6.85	Power generation
KNH Solar Co., Ltd.	27.00	Power generation
SPC Power Corporation (27)	38.00	Power generation
Gemeng International Energy Co., Ltd.	42.00	Power generation
PT. Cirebon Electric Power	27.50	Power generation
KNOC Nigerian East Oil Co., Ltd. (3)	14.63	Resources development
KNOC Nigerian West Oil Co., Ltd. (3)	14.63	Resources development
PT Wampu Electric Power	46.00	Power generation
PT. Bayan Resources TBK	20.00	Resources development
S-Power Co., Ltd.	49.00	Power generation
Xe-Pian Xe-Namnoy Power Co., Ltd.	25.00	Power generation
PT. Mutiara Jawa	29.00	Manufacturing and operating floating coal terminal
Noeul Green Energy Co., Ltd.	29.00	Power generation
Goseong Green Power Co., Ltd.	29.00	Power generation
Gangneung Eco Power Co., Ltd.	29.00	Power generation

	Ownership (%)	Principal Activities
Shin Pyeongtaek Power Co., Ltd.	40.00	Power generation
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	28.00	Power generation
Dongducheon Dream Power Co., Ltd. (4)	33.61	Power generation
Jinbhuvish Power Generation Pvt. Ltd. (1)	5.16	Power generation
Daejung Offshore Wind Power Co., Ltd.	46.59	Power generation
GS Donghae Electric Power Co., Ltd.	34.00	Power generation
Daegu Photovoltaic Co., Ltd.	29.00	Power generation
Busan Green Energy Co., Ltd.	29.00	Power generation
Hansuwon KNP Co., Ltd.	28.98	Electric material agency
Korea Electric Power Corporation Fund (5)	98.09	Developing electric enterprises
Energy Infra Asset Management Co., Ltd. (31)	9.90	Asset management
YaksuESS Co., Ltd.	29.00	Installing ESS related equipment
Nepal Water & Energy Development Company Private Limited (6, 29)	66.10	Construction and operation of utility plant
Gwangyang Green Energy Co., Ltd.	20.00	Power generation
PND solar Co., Ltd.	29.00	Power generation
Hyundai Eco Energy Co., Ltd. (1)	19.00	Power generation
YeongGwang Yaksu Wind Electric Co., Ltd. (1)	9.63	Power generation
Green Energy Electricity Generation Co., Ltd.	29.00	Power generation
Korea Energy Solutions Co., Ltd.	20.00	R & D
ITR Co., Ltd. (29, 30)	8.03	R & D
STN Co., Ltd.	20.00	Technical testing and consulting
Indeck Niles Development, LLC	50.00	Power generation
Indeck Niles Asset Management, LLC	33.33	Power generation
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	49.00	Holding company
Suwon New Power Co., Ltd.	39.90	Power generation
Gwangbaek Solar Power Investment Co., Ltd.	44.00	Power generation
Go deok Clean Energy Co., Ltd.	40.00	Fuel cell generation
SureDataLab Co., Ltd. (29)	0.35	R & D
SEP Co., Ltd.	21.26	R & D
Hankook Electric Power Information Co., Ltd. (11)	16.16	R & D
Tronix Co., Ltd. (11)	12.50	R & D
O2&B Global Co., Ltd.	20.00	R & D
Muan Sunshine Solar Power Plant Co., Ltd.	20.00	Power generation
Bigeum Resident Photovoltaic Power Co., Ltd.	27.31	Power generation
Goesan Solar Park Co., Ltd.	29.00	Power generation
Saemangeum Heemang Photovoltaic Co., Ltd.	35.00	Power generation
Bitgoel Eco Energy Co., Ltd.	49.25	Power generation
Jeju Gimnyeong Wind Power Co., Ltd.	30.00	Power generation
Seoroseoro Sunny Power Plant Co., Ltd.	42.58	Power generation
Muan Solar park Co., Ltd.	20.00	Power generation
YuDang Solar Co., Ltd.	20.00	Power generation
Anjwa Smart Farm & Solar City Co., Ltd.	20.00	Power generation

	Ownership (%)	Principal Activities
KPE Green Energy Co., Ltd.	25.36	Power generation
G.GURU Co., Ltd. (29)	14.42	R & D
UD4M Co., Ltd. (8)	12.50	R & D
Dongbu Highway Solar Co., Ltd.	20.00	Power generation
Seobu Highway Solar Co., Ltd.	20.00	Power generation
Korea Energy Data Co., Ltd.	29.37	R & D
Gangneung Sacheon Fuel Cell Co., Ltd.	41.00	Power generation
Taebaek Gadeoksan Wind Power Co., Ltd.	34.00	Power generation
Chuncheon Green Energy Co., Ltd.	45.00	Power generation
Yeomsubong Wind Power Co., Ltd.	29.00	Power generation
Yeongyang Wind Power Corporation II	30.00	Power generation
Haeparang Energy Co., Ltd.	25.00	Power generation
Saemangeum Sebit Power Plant Co., Ltd. (10)	55.14	Power generation
PlatformN. Co., Ltd.	29.58	R & D
PT. Cirebon Energi Prasarana (7)	10.00	Power generation
Green Radiation Co., Ltd. (11,39)	8.74	R & D
Future Convergence Technology Laboratory. Co., Ltd.	20.12	R & D
Eco Motion Co., Ltd.	20.00	R & D
REC’s Innovation Co., Ltd. (31)	11.04	R & D
ACE	20.00	R & D
Environment and Energy Co., Ltd. (11)	10.54	R & D
Santiago Solar Power SpA	50.00	Power generation
Yanggu Floating Photovoltaic Power Plant Inc.	29.00	Power generation
Power Embedded	23.33	R & D
Changwon SG Energy Co., Ltd. (11)	18.78	Power generation
Donpyung Technology. Co., Ltd.	20.00	R & D
HORANG ENERGY Inc.	40.00	Power generation
Hoenggye Renewable Energy Co., Ltd	36.12	Power generation
Haman Green Energy Co., Ltd.	35.00	Power generation
Songsan Green Energy Co., Ltd. (6)	60.00	Power generation
SkyPic Inc.	20.00	R & D
HyChangwon Fuel Cell. Co., Ltd.	40.00	Power generation
Dreams Co.,Ltd. (11)	11.00	R & D
DEEPAI Co.,Ltd. (11, 36)	1.20	R & D
Amaala Sustainable Company for Energy LLC (7)	10.00	Power generation
Remal First Holding Company	30.00	Holding company
Naseem First Holding Company	30.00	Holding company
Cheonwang Green Energy Co., Ltd.	40.00	Power generation
Namjeju Bitdream Energy Co., Ltd.	50.00	Power generation
Jeju Bukchon BESS Power Plant Co., Ltd.	41.00	Power generation
Commerce and Industry Energy Co., Ltd.	24.46	Power generation
KI Tech Co., Ltd.	24.70	R & D
Enlight Energy Advanced Industry Venture Fund	28.00	Holding company
Gunsan Green Energy Co., Ltd.	42.63	Power generation
Joint Ventures:
Shuweihat Asia Power Investment B.V.	49.00	Holding company

	Ownership (%)	Principal Activities
Shuweihat Asia Operation & Maintenance Company (12)	55.00	Maintenance of utility plant
Waterbury Lake Uranium L.P. (13,29)	29.45	Resources development
ASM-BG Investicii AD	50.00	Power generation
RES Technology AD	50.00	Power generation
KV Holdings, Inc. (27)	40.00	Power generation
KEPCO SPC Power Corporation (12,27)	60.00	Construction and operation of utility plant
Gansu Datang Yumen Wind Power Co., Ltd.	40.00	Power generation
Datang Chifeng Renewable Power Co., Ltd.	40.00	Power generation
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	40.00	Power generation
Rabigh Electricity Company (13)	40.00	Power generation
Rabigh Operation & Maintenance Company Limited	40.00	Maintenance of utility plant
Jamaica Public Service Company Limited	40.00	Power generation
KW Nuclear Components Co., Ltd.	45.00	Manufacturing
Busan Shinho Solar Power Co., Ltd.	25.00	Power generation
Global Trade Of Power System Co., Ltd. (14)	29.00	Exporting products and technology of small or medium business by proxy
Expressway Solar-light Power Generation Co., Ltd.	50.00	Power generation
Amman Asia Electric Power Company (12)	60.00	Power generation
KAPES, Inc. (12)	51.00	R & D
Honam Wind Power Co., Ltd.	29.00	Power generation
Korea Power Engineering Service Co., Ltd.	29.00	Construction and service
Chun-cheon Energy Co., Ltd.	29.90	Power generation
Yeonggwangbaeksu Wind Power Co., Ltd. (14)	15.00	Power generation
Nghi Son 2 Power LLC	50.00	Power generation
Kelar S.A. (12)	65.00	Power generation
PT. Tanjung Power Indonesia	35.00	Power generation
Incheon New Power Co., Ltd. (16)	29.00	Power generation
Seokmun Energy Co., Ltd.	29.00	Power generation
Daehan Wind Power PSC	50.00	Power generation
Barakah One Company (17)	18.00	Power generation
Nawah Energy Company (17)	18.00	Operation of utility plant
MOMENTUM	33.33	International thermonuclear experimental reactor construction management
Daegu Green Power Co., Ltd. (18)	29.00	Power generation
Yeonggwang Wind Power Co., Ltd.	46.00	Power generation
Chester Solar IV SpA (15)	90.00	Power generation
Chester Solar V SpA (15)	90.00	Power generation
Diego de Almagro Solar SpA (15)	90.00	Power generation
South Jamaica Power Company Limited	20.00	Power generation
Daesan Green Energy Co., Ltd.	35.00	Power generation
RE Holiday Holdings LLC	50.00	Power generation
RE Pioneer Holdings LLC	50.00	Power generation
RE Barren Ridge 1 Holdings LLC	50.00	Power generation
RE Astoria 2 LandCo LLC	50.00	Power generation
RE Barren Ridge LandCo LLC	50.00	Power generation
Laurel SpA (15)	90.00	Power generation

	Ownership (%)	Principal Activities
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd (14)	12.37	Power generation
Cheong-Song Noraesan Wind Power Co., Ltd. (13)	29.01	Power generation
Chester Solar I SpA (15)	90.00	Power generation
Solar Philippines Calatagan Corporation	38.00	Power generation
Saemangeum Solar Power Co., Ltd. (19)	81.01	Power generation
Chungsongmeon BongSan wind power Co., Ltd. (14)	29.00	Power generation
Jaeun Resident Wind Power Plant Co., Ltd. (14)	29.00	Power generation
Dangjin Eco Power Co., Ltd.	34.00	Power generation
Haemodum Solar Co., Ltd.	49.00	Power generation
Yangyang Wind Power Co., Ltd.	50.00	Power generation
HORUS SOLAR, S.A. DE C.V. (20)	14.95	Renewable power generation
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V. (20)	14.95	Renewable power generation
SUNMEX RENOVABLES, S.A. DE C.V. (20)	14.95	Renewable power generation
Stavro Holding II A.B.	20.00	Holding company
Solaseado Solar Power Co., Ltd.	39.00	Power generation
Yeongam Solar Power Co., Ltd. (14)	19.00	Power generation
Samsu Wind Power Co., Ltd. (14)	19.00	Power generation
Pulau Indah Power Plant Sdn. Bhd.	25.00	Power generation
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	29.53	Holding company
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream (12)	90.00	Holding company
PT Barito Wahana Tenaga	30.61	Power generation
Cheongna Energy Co., Ltd. (19)	50.10	Generating and distributing vapor and hot/cold water
Naepo Green Energy Co., Ltd.	29.20	Power generation
Boim Combined Heat and Power Generation Co., Ltd. (21)	30.66	Power generation
OneEnergy Asia Limited	40.00	Power generation
KAS INVESTMENT I LLC (13)	29.89	Holding company
KAS INVESTMENT II LLC (13)	29.89	Holding company
Energyco Co., Ltd.	29.00	Power generation
CAES, LLC	36.00	Holding company
Hapcheon Floating Photovoltaic Power Plant Inc. (14)	49.00	Power generation
Busan Industrial Solar Power Co., Ltd.	28.02	Power generation
Bitsolar Energy Co., Ltd.	27.10	Power generation
Pulau Indah O&M Sdn. Bhd. (14)	40.00	Power generation
Guadalupe Solar SpA (22)	60.00	Power generation
Omisan Wind Power Co., Ltd.	42.00	Power generation
Foresight Iberian Solar Group Holding, S.L. (22)	75.00	Power generation
Yeongwol Eco Wind Co., Ltd.	29.00	Power generation
Gurae Resident Power Co., Ltd.	29.00	Power generation
Cheongju Eco Park Co., Ltd.	29.00	Power generation

	Ownership (%)	Principal Activities
Enel X Midland Photovoltaic, LLC	20.00	Power generation
Geumsungsan Wind Power Co., Ltd.	29.00	Power generation
KEPCO KPS CARABAO Corp. (16)	40.00	Utility plant maintenance
Prime Swedish Holding AB	45.00	Holding company
Goheung New Energy Co., Ltd.	46.15	Power generation
Gunsan Land Solar Co., Ltd. (22,28)	75.29	Power generation
International Offshore Power Transmission Holding Company Limited	35.00	Undersea transmission network operation
Pyeongchang Wind Power Co., Ltd. (25)	58.00	Power generation
Eumseong Eco Park Co., Ltd.	29.00	Power generation
Changwon Nu-ri Energy Co., Ltd. (14)	61.00	Fuel cell generation
PungBack Wind Farm Corporation (24)	32.89	Power generation
Trumbull Asset Management, LLC (25)	78.00	Holding company
S-Power Chile SpA	50.00	Power generation
Seungmun Green Energy	33.00	Power generation
Seobusambo highway photovoltaics Co., Ltd. (23)	80.00	Power generation
Yangyang Suri Wind Power Co., Ltd. (13)	29.00	Power generation
KEPCO for Power Company (32)	60.00	Power generation
Taebaek Wind Power Co., Ltd. (33)	60.00	Power generation
Kumyang Eco Park Co., Ltd.	29.00	Power generation
Jeongeup Green Power Co., Ltd. (34)	44.86	Power generation
Hadong E-factory Co., Ltd. (13)	29.99	Power generation
Namyangju Combined Heat and Power Co., Ltd. (35)	70.10	Generating and distributing vapor and hot/cold water
Samcheok Eco Materials Co., Ltd. (37)	25.54	Recycling fly ashes
Wadi Noor Solar Power Company SAOC	50.00	Power generation
Fairhaven Energy Storage LLC	35.00	Power generation
Rutile BESS Holdings, LLC	50.00	Holding company
Trumbull Development Partners, LLC (38)	56.23	Holding company
Imha Floating Photovoltaic Power Plant Inc. (13)	49.00	Power generation
EDFR KOWEPO AJBAN PV HOLDING LIMITED	50.00	Holding company
Roof One Energy Co., Ltd.	48.00	Holding company
Taean Haetdeulwon Solar Power Co., Ltd.	45.00	Power generation
Haetbyeotgil Solar Power Co., Ltd.	30.00	Power generation
Seongseo Neulpureun Energy Co., Ltd.	49.80	Power generation
Luluah SKY Energy Holding Ltd. (34)	15.00	Power generation
KES Yona Holdings LLC (38)	80.00	Holding company
Siraj AlTaqa AlNazifa	20.00	Power generation
Nour Ibri Solar Power Company	30.77	Power generation
Lucy Equity Holdings, LLC	20.00	Power generation

Notes:

(1)

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

(7)

The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the decisions related to finance and operation.

(8)

The effective percentage of ownership is 14.29% due to the acquisition of treasury stocks. The effective percentage of ownership is less than 20%. However, the Group exercises significant influence over the decisions related to finance and operation by virtue of right to nominate directors to the board of directors of the entity.

(9)	The effective percentage of ownership is 21.66%, considering hybrid bonds.
(10)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as an associate.

(11)	The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the entity.
(12)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

(13)

The effective percentage of ownership is less than 50%. However, the investment is classified as a joint venture because decisions regarding significant financial and operating policies require the unanimous consent of all parties sharing control.

(14)	According to the shareholders’ agreement, the parties have joint control over all decisions related to finance and operation. Accordingly, the entity is classified as joint ventures.
(15)

Although the Group holds majority of shares in the entities marked above by acquiring additional shares for the year ended December 31, 2025, the entities are classified as joint ventures due to the shareholders’ agreement requiring unanimous approval from the entities’ board of directors for making material decisions on financial and operational policies.

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

(21)

According to the Boim Combined Heat and Power Generation Co., Ltd. Investment Agreement signed in March 2011, the Group has a commitment to guarantee principal and certain returns on shares of REC’s Innovation Co., Ltd. (formerly, Wang San Engineering Co., Ltd.). held by NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation. Since NH Power 2nd Co., Ltd. and the National Agricultural Cooperative Federation have put option regarding their share of the entity, the Group was deemed to have acquired an additional 15.6% stake. As a result, the effective percentage of ownership is 46.3% in the current and prior period. In accordance with shareholders’ agreement signed during the current period, the Group has joint control with other investors in making important financial and operation decisions, so it has been reclassified from an associate to a joint venture.

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

(26)

The effective percentage of ownership is more than 50%. However, by the shareholders’ agreement, the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision committee. Accordingly, the entity is classified as an associate.

(27)

The Group is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation, and KV Holdings, Inc. and the timing of and proceeds from such sales transaction is not specified as of December 31, 2025.

(28)

The nominal percentage of ownership is 75.29% and the effective percentage of ownership is 53.83%, as the Group has an obligation to provide excessive dividend income to Gunsan City when a certain rate of return defined in the shareholders’ agreement is met.

(29)	During the period ended December 31, 2025, the Group’s ownership interest in the entity changed due to a disproportionate capital increase by the financial investors.
(30)

Although the Group’s effective percentage of ownership is less than 20%, the entity has been classified as an associate as the Group has significant influence on the entity considering the fact that ordinary resolutions passed at the shareholders’ meeting require the majority decision and the Group has the right to elect the entity’s directors.

(31)

Although the Group’s effective percentage of ownership is less than 20%, the Group can exercise significant influence on the entity through its contractual right to appoint one director to the entity’s board of directors.

(32)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture since the entity’s material financial and operational decisions require unanimous agreement of members in the board of directors due to the shareholders’ agreement.

(33)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture considering the minimum number of the entity’s board of directors’ members required to agree for making decision on material financial and operational policies due to the joint shareholders’ agreement.

(34)

Although the Group’s effective percentage of ownership is less than 50%, the entity is reclassified as a joint venture considering the Group can exercise significant influence on the entity due to the Group’s contractual right to appoint a director to the entity’s board of directors and the minimum number of the entity’s board of directors members required to agree for making decision on material financial and operational policies in accordance with the joint shareholders’ agreement.

(35)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture since the entity’s material financial and operational decisions require unanimous agreement of members in the board of directors.

(36)	The effective ownership interest is 1.32%, considering convertible redeemable preferred shares.
(37)

Although the Group’s effective percentage of ownership is less than 50%, the entity is reclassified as a joint venture considering the minimum number of the entity’s board of directors’ members required to agree for making decision on material financial and operational policies as the joint shareholders’ agreement revised in the year ended December 31, 2025.

(38)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture since the entity’s material financial and operational decisions require unanimous agreement of the representative committee due to the shareholders’ agreement.

(39)	The effective ownership interest is 10%, considering convertible redeemable preferred shares.

Item 4.D.	Property, Plant and Equipment

Our property consists mainly of power generation, transmission and distribution equipment and facilities in Korea. See Item 4.B. “Business Overview—Power Generation,” “—Transmission and Distribution” and “—Capital Investment Program.” In addition, we own our corporate headquarters building complex at 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea. As of December 31, 2025, the net book value of our property, plant and equipment was Won 187,752 billion. As of December 31, 2025, the net book value of our investment properties, which are accounted for separately from our property, plant and equipment, amounted to Won 239 billion. No significant amount of our properties is leased. There are no material encumbrances on our properties, including power generation, transmission and distribution equipment and facilities.

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

During 2025, we completed the disposal of 155 properties on a separate basis (including residential properties, storage spaces, and substation lots that are located in Korea) which are not directly related to our operations for an aggregate sale price of approximately Won 312 billion. The book value of such properties amounted to Won 33 billion, representing 0.4% of our total real properties as of December 31, 2025. The foregoing sales reflect our ongoing efforts to improve our financial soundness through related financial stabilization plan and enhance our management efficiency, selling non-core properties that have no direct relations to electricity facilities.

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

If fuel prices rise substantially and rapidly in the future, such an increase may have a material adverse effect on our results of operations and profitability. For example, our net losses in 2023 were largely due to sustained rise in fuel costs that were neither timely nor sufficiently offset by a corresponding rise in electricity tariffs that we charge to our customers. Even though the Government from time to time increases the electricity tariff rates, such increase may be insufficient to fully offset the adverse impact from the rises in fuel costs, and since tariff increase typically require lengthy public deliberations in order to be implemented, they often occur with a significant time lag and, as a result, our results of operations and cash flows may suffer. To reinforce the correlation between the costs we incur and the tariff we charge to our customers, we have implemented a new cost pass-through tariff system since January 1, 2021. However, such system also has built-in limits and subject to the Government’s discretion. For more information, please see Item 4.B. “Business Overview—Sales and Customers—Electricity Rates.”

In addition, we expect complying with the Government’s environment-related initiatives and regulations may continue to impose significant costs and resources on us, which may adversely affect our results of operation, financial condition and cash flows. For example, we recognized Won 77 billion in 2023, Won 164 billion in 2024 and Won 247 billion in 2025 as costs to purchase greenhouse gas emission allowances. The general increase in such costs is largely attributable to the increase in the market price of the Korean Allowance Units (KAU), which is one of the main greenhouse gas allowances in Korea. As the price of KAUs is determined by the market, there is no guarantee that such price will not increase in the future.

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

The table below sets forth, for the periods indicated, the annual rate of growth in Korea’s GDP and the annual rate of growth in electricity demand (measured by total annual electricity consumption) on a year-on-year basis. In 2025, the GDP increased by 1.0% compared to 2024, whereas the demand for electricity in Korea decreased by 0.1% compared to 2024.

	2021	2022	2023	2024	2025
Growth in GDP	4.6%	2.7%	1.4%	2.0%	1.0%
Growth in electricity consumption	4.7%	2.7%	(0.4)%	0.7%	(0.1)%

Demand for electricity may be categorized either by the type of its usage or by the type of customers. The following describes the demand for electricity by the type of its usage, namely, industrial, commercial and residential:

•

The industrial sector represents the largest segment of electricity consumption in Korea. Demand for electricity from the industrial sector was 280,221 gigawatt hours in 2025, representing a 2.1% decrease from 2024, due to economic slowdown in power-intensive industries such as petrochemicals and steel.

•

Demand for electricity from the commercial sector depends largely on the level and scope of commercial activities in Korea. Demand for electricity from the commercial sector increased to 138,315 gigawatt hours in 2025, representing a 2.6% increase from 2024, due to the effects of a gradual recovery in consumption and an increase in demand for cooling and heating.

•

Demand for electricity from the residential sector is largely dependent on population growth and use of heaters, air conditioners and other electronic appliances. Demand for electricity from the residential sector increased to 88,474 gigawatt hours in 2025, representing a 1.7% increase compared to 2024, due to the effects of increased demand for heating and cooling during the winter and summer seasons.

•	For a discussion on demand by the type of customers, see Item 4.B. “Business Overview—Sales and Customers—Demand by the Type of Usage.”

•

Since our inception, we have had the predominant market share in terms of electricity generated in Korea. As for electricity we purchase from the market for transmission and distribution to our end-users, our generation subsidiaries accounted for 68.3%, 67.7% and 65.9% in 2023, 2024 and 2025, respectively, while the remainder was accounted for by independent power producers. As for transmission and distribution of electricity, we have historically handled, and expect to continue to handle, substantially all of such activities in Korea.

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

Fuel costs constituted 30.1%, 27.5% and 24.1% of our cost of sales, and the ratio of fuel costs to our sales was 30.8%, 24.3% and 20.1% in 2023, 2024 and 2025, respectively. Substantially all of the fuel (except for anthracite coal) used by our generation subsidiaries is imported from outside of Korea at prices determined in part by prevailing market prices in currencies other than Won. In addition, our generation subsidiaries purchase a significant portion of their fuel requirements under contracts with limited quantity and duration. Pursuant to the terms of our long-term supply contracts, prices are adjusted from time to time subject to prevailing market conditions. See Item 4.B. “Business Overview—Fuel Sources and Requirements.”

Coal accounted for 38.5%, 35.9% and 37.4% of our fuel requirements in 2023, 2024 and 2025, respectively. Nuclear generation accounted for 46.1%, 48.1% and 48.7% of our fuel requirements in 2023, 2024 and 2025, respectively. LNG accounted for 12.0%, 11.9% and 9.9% of our fuel requirements in 2023, 2024 and 2025, respectively. Oil accounted for 0.02%, 0.0% and 0.1% of our fuel requirements in 2023, 2024 and 2025, respectively. In each case, the fuel requirements are measured by the amount of electricity generated by us and our generation subsidiaries and do not include electricity purchased from independent power producers. In order to ensure stable supplies of fuel materials, our generation subsidiaries enter into medium and long-term contracts with various suppliers and supplement such supplies with fuel materials purchased on spot markets.

The price of bituminous coal, which represents our largest fuel requirement, fluctuates significantly from time to time. In 2025, approximately 93.1% of the bituminous coal requirements of our generation subsidiaries was purchased under long-term contracts, and the remaining 6.9% was purchased on the spot market. For example, the average monthly spot price of Newcastle coal published on Ministry of Trade, Industry and Resources decreased from a monthly average price of US$126.63 per ton for December 2024 to a monthly average price of US$108.27 per ton for December 2025 and increased to a monthly average price of US$133.86 per ton for March 2026. If the price of bituminous coal were to sharply rise, our generation subsidiaries may not be able to secure their respective bituminous coal supplies at prices commercially acceptable to them. In addition, any significant interruption or delay in the supply of fuel, bituminous coal in particular, from any of their suppliers could cause our generation subsidiaries to purchase fuel on the spot market at prices higher than contracted, resulting in an increase in fuel costs.

The prices of oil and LNG also fluctuate significantly from time to time. The prices of oil and LNG are substantially dependent on the price of crude oil, and according to Bloomberg (Bloomberg Ticker: PGCRDUBA), the average daily spot price of Dubai crude oil decreased from US$81.93 per barrel in 2023 to US$79.67 per barrel in 2024 and US$ $68.37 per barrel in 2025, and increased further to US$89.55 per barrel as of April 10, 2026.

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

Movements of the Won against the U.S. Dollar and Other Foreign Currencies

Korean Won has fluctuated significantly against major currencies from time to time. For fluctuations in exchange rates, see pages 1-2 of this annual report. In particular, Korean Won underwent substantial fluctuations during the global financial crisis as well as recently, and remains subject to significant volatility. The Noon Buying Rate per one U.S. dollar was Won 1,291.0 on December 31, 2023, Won 1,477.9 on December 31, 2024, Won 1,444.6 on December 31, 2025 and Won 1,483.9 as of April 10, 2026. In 2024 and 2025, the Won generally depreciated against the U.S. dollar and other foreign currencies, and such depreciation has resulted in a significant increase in the cost of fuel materials and equipment purchased from overseas as well as the cost of servicing our foreign currency debt. As of December 31, 2025, 16.9% of our long-term debt (including the current portion but excluding original issue discounts and premium) without taking into consideration of swap transactions was denominated in foreign currencies, principally U.S. dollars. The prices for substantially all of the fuel materials and a significant portion of the equipment we purchase are stated in currencies other than Won, generally in U.S. dollars. Since a substantial portion of our revenues is denominated in Won, we must generally obtain foreign currencies through foreign currency-denominated financings or from foreign currency exchange markets to make such purchases or service such debt, fulfill our obligations under existing overseas investments and make new overseas investments. As a result, any significant depreciation of Won against U.S. dollar or other foreign currencies will have a material adverse effect on our profitability and results of operations. See Item 3.D. “Risk Factors—Risks Relating to KEPCO—The movement of Won against the U.S. dollar and other currencies may have a material adverse effect on us.”

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

Consolidated Results of Operations

The selected consolidated financial data set forth below as of and for the years ended December 31, 2023, 2024 and 2025 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.

You should read the following data with the more detailed information contained in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

	2023		2024		2025		2025
	(rounded to billions of Won and millions of US$)(1)
Sales	~~W~~	87,476	~~W~~	92,578	~~W~~	96,568	$66,850
Cost of sales		89,700		81,964		80,705	55,868
Gross profit (loss)		(2,223)		10,614		15,863	10,981
Selling and administrative expenses		3,062		3,070		3,234	2,239
Other income, net		1,017		832		1,044	722
Other gains, net		23		85		339	235
Operating profit (loss)		(4,245)		8,461		14,011	9,700
Finance expenses, net		(3,922)		(4,087)		(3,001)	(2,077)
Profit related to associates, joint ventures and subsidiaries		613		882		576	399
Profit (loss) before income tax		(7,554)		5,257		11,587	8,021
Income tax benefit (expense)		2,838		(1,635)		(2,920)	(2,022)
Profit (loss) for the period		(4,716)		3,622		8,667	6,000
Other comprehensive income (loss)		(229)		629		(145)	(101)
Total comprehensive income (loss)		(4,945)		4,251		8,521	5,899

Note:

(1)

The financial information denominated in Won as of and for the year ended December 31, 2025 has been translated into U.S. dollars at the exchange rate of Won 1,444.55 to US$1.00, which was the Noon Buying Rate as of December 31, 2025.

2025 Compared to 2024

In 2025, our consolidated sales, which is principally derived from the sale of electric power, increased by 4.3% to Won 96,568 billion in 2025 from Won 92,578 billion in 2024 primarily reflecting an increase in sales of electric power. Our sale of electric power increased by 4.6% to Won 95,168 billion in 2025 from Won 91,019 billion in 2024, primarily due to an increase in the average unit sales price. The volume of electricity sold decreases by 0.1% to 549,417 gigawatt hours in 2025 from 549,821 gigawatt hours in 2024 primarily due to a 2.1% decrease in the volume of electricity sold to the industrial sector, which represents the largest segment of electricity consumption in Korea, to 280,221 gigawatt hours in 2025 from 286,212 gigawatt hours in 2024, which was partially offset by a 2.6% increase in the volume of electricity sold to the commercial sector, which represents the second largest segment of electricity consumption in Korea, to 138,315 gigawatt hours in 2025 from 134,807 gigawatt hours in 2024, as well as a 1.7% increase in the volume of electricity sold to the residential sector to 88,474 gigawatt hours in 2025 from 86,989 gigawatt hours in 2024.

The decrease in the volume of electricity sold to the industrial sector was primarily due to a decrease in industrial activities, such as the slowdown in the petrochemicals and steel industries. The increase in the volume of electricity sold to the commercial sector was primarily due to the gradual recovery in consumption and the rising demand for cooling caused by the higher average temperatures during the summer. The increase in the volume of electricity sold to the residential sector was primarily due to a record-long heatwave and prolonged tropical nights. The average unit sales price increased by 4.6% to Won 170.37 per kilowatt-hour in 2025 from Won 162.92 per kilowatt-hour in 2024, primarily due to an increase in the unit sales price in the industrial sectors. Our sales of construction services decreased by 20.7% to Won 674 billion in 2025 from Won 849 billion in 2024, primarily due to re-estimation of total expected project cost, reflecting increased claim costs related to our UAE nuclear power plant project.

Our consolidated cost of sales, which is principally derived from the purchase of power from independent power producers, raw materials used and depreciation, decreased by 1.5% to Won 80,705 billion in 2025 from

Won 81,964 billion in 2024, primarily due to a 1.8% decrease in power purchase, a 11.5% decrease in raw materials used, and a 1.6% decrease in depreciation.

Power purchase, which accounted for 42.2% and 42.3% of our cost of sales in 2025 and 2024, respectively, decreased by 1.8% to Won 34,053 billion in 2025 from Won 34,660 billion in 2024, primarily due to a decrease in the unit price of power purchase. The decrease in the unit price of power purchase was mainly due to a decrease in fuel costs.

Raw materials used, which accounted for 23.1% and 25.7% of our cost of sales in 2025 and 2024, respectively, decreased by 11.5% to Won 18,643 billion in 2025 from Won 21,070 billion in 2024, primarily due to decreases in fuel prices.

Depreciation expense, excluding amortization of nuclear fuel charged to fuel costs in the amounts of Won 1,794 billion and Won 2,217 billion in 2025 and 2024, respectively, increased by 1.9% to Won 11,593 billion in 2025 from Won 11,381 billion in 2024, primarily due to additional property, plant and equipment acquired in relation to the construction of new generation facilities pursuant to our capital investment program.

Other cost of sales increased by 74.6% to Won 3,014 billion in 2025 from Won 1,726 billion in 2024, primarily due to an increase in our greenhouse gas emissions and related costs. For example, we spent approximately Won 247 billion on greenhouse gas emission allowances in 2025 compared to Won 164 billion in 2024. For further information, please see Item 4.B. “Business Overview—Environmental, Social and Governance Programs.”

As a cumulative result of the foregoing factors, our consolidated gross profit increased to Won 15,863 billion in 2025 from Won 10,614 billion in 2024, and our consolidated gross profit margin improved to 16.4% in 2025 from 11.5% in 2024. The increase in our consolidated gross profit was largely attributable to a 1.5% decrease in our consolidated cost of sales (which was mainly due to a 1.8% decrease in power purchase costs, a 11.5% decrease in raw materials used), which was accompanied by a 4.3% increase in our consolidated sales which was primarily due to a 4.6% increase in the average unit sales price.

Our consolidated selling and administrative expenses slightly increased by 5.3% to Won 3,234 billion in 2025 from Won 3,070 billion in 2024, mainly due to an increase in salaries, welfare and benefit expense and commission.

Our consolidated other income, net of expenses, increased by 25.5% to Won 1,044 billion in 2025 from Won 832 billion in 2024, mainly as a result of a decrease in donations.

Our consolidated net other gains increased to Won 339 billion in 2025 from Won 85 billion in 2024, mainly as a result of an increase in gains on disposal of property, plant and equipment.

As a cumulative effect of the foregoing factors, our consolidated operating profit increased to Won 14,011 billion in 2025 from Won 8,461 billion in 2024, and our consolidated operating margin increased to 14.5% in 2025 from 9.1% in 2024. This was mainly due to decreased fuel costs at our subsidiaries as a result of lower prices of LNG and other raw materials, as well as decreased power purchase expenses from independent power generators as a result of a decrease in the unit price of power purchase which decreased as a result of lower system marginal prices driven by lower fuel costs.

Our consolidated finance expenses, net, decreased by 26.6% to Won 3,001 billion in 2025 from Won 4,087 billion in 2024, primarily as a result of decreased losses on foreign currency translation.

Our consolidated profit related to associates, joint ventures and subsidiaries decreased by 34.7% to Won 576 billion in 2025 from Won 882 billion in 2024, primarily due to a decreased share in the profit of Korea Gas Corporation.

As a cumulative effect of the foregoing factors, our consolidated profit before income taxes increased to Won 11,587 billion in 2025 from Won 5,257 billion in 2024.

Our income tax expense increased to Won 2,920 billion in 2025 from Won 1,635 billion in 2024, largely as a result of the increase in profit before income tax. Our effective tax rate, which represents tax expense as a percentage of profit before income taxes, decreased to 25.2% in 2025 from 31.1% in 2024. The decrease in the effective tax rate was primarily attributable to non-recurring factors, including a one-off change in the statutory tax rate and the impact of non-taxable income. See Note 41 to our consolidated financial statements included in this annual report.

As a cumulative result of the above factors, our consolidated profit increased to Won 8,667 billion in 2025 from Won 3,622 billion in 2024. Our consolidated net profit margin also increased to 9.0% in 2025 from 3.9% in 2024. Our profit attributable to the owners of the company increased to Won 8,545 billion in 2025 from Won 3,492 billion in 2024.

Other comprehensive income of Won 629 billion in 2024 turned into a loss of Won 145 billion in 2025, largely due to a decrease in share of other comprehensive income of associates and joint ventures and foreign currency translation of foreign operations.

As a cumulative result of the above factors, our consolidated total comprehensive income increased to Won 8,521 billion in 2025 from Won 4,251 billion in 2024.

2024 Compared to 2023

In 2024, our consolidated sales, which is principally derived from the sale of electric power, increased by 5.8% to Won 92,578 billion in 2024 from Won 87,476 billion in 2023 primarily reflecting an increase in sales of electric power. Our sale of electric power increased by 5.9% to Won 91,019 billion in 2024 from Won 85,940 billion in 2023, primarily due to an increase in the average unit sales price, as well as an increase in the volume of electricity sold. The volume of electricity sold increased by 0.7% to 549,821 gigawatt hours in 2024 from 545,966 gigawatt hours in 2023 primarily due to a 3.0% increase in the volume of electricity sold to the commercial sector, which represents the second largest segment of electricity consumption in Korea, to 134,807 gigawatt hours in 2024 from 130,844 gigawatt hours in 2023 as well as a 5.6% increase in the volume of electricity sold to the residential sector to 86,989 gigawatt hours in 2024 from 82,348 gigawatt hours in 2023, which was partially offset by a 1.5% decrease in the volume of electricity sold to the industrial sector, which represents the largest segment of electricity consumption in Korea, to 286,212 gigawatt hours in 2024 from 290,555 gigawatt hours in 2023. The increase in the volume of electricity sold to the commercial sector was primarily due to the rising demand for cooling caused by the higher average temperatures during the summer. The increase in the volume of electricity sold to the residential sector was primarily due to a record-long heatwave and prolonged tropical nights. The decrease in the volume of electricity sold to the industrial sector was primarily due to a decrease in industrial activities, such as the slowdown in the construction sector. The average unit sales price increased by 6.6% to Won 162.92 per kilowatt-hour in 2024 from Won 152.80 per kilowatt-hour in 2023, primarily due to an increase in the unit sales price in the residential and industrial sectors. Our sales of construction services increased by 8.2% to Won 849 billion in 2024 from Won 785 billion in 2023, primarily due to an increase in the sales amount recorded from the ongoing construction of our Guam Ukudu Combined thermal power plant project and El Dabaa nuclear power plant project as the construction projects progress over time.

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

As a cumulative result of the foregoing factors, our consolidated gross profit (loss) increased to Won 10,614 billion in 2024 from Won (2,223) billion in 2023, and our consolidated gross profit margin improved to a profit of 11.5% in 2024 from a loss of 2.5% in 2023. The increase in our consolidated gross profit was largely attributable to an 8.6% decrease in our consolidated cost of sales (which was mainly due to a 9.5% decrease in power purchase costs, a 22.4% decrease in raw materials used), which was accompanied by a 5.8% increase in our consolidated sales which was primarily due to a 35.2% increase in the average unit sales price.

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

Segment Results

We operate in the following business segments: transmission and distribution, nuclear power generation, non-nuclear power generation, plant maintenance & engineering service and others. The transmission and distribution segment, which is operated by us, the parent company, consists of operations related to the transmission, distribution and sale to end-users of electricity purchased from our generation subsidiaries, as well as from independent power producers. The nuclear power generation segment is operated by our one nuclear generation subsidiary and non-nuclear power generation segment is operated by our five non-nuclear generation subsidiaries, which consist of operations related to the generation of electricity sold to the parent company through the Korea Power Exchange. The transmission and distribution segment, the nuclear power generation segment, and the non-nuclear power generation segment together represent our electricity business. The remainder of our operation consists primarily of operations related to the plant maintenance and engineering service and others including mainly overseas businesses. In 2023, 2024 and 2025, the unaffiliated revenues of the nuclear power generation and the non-nuclear power generation (representing the six generation subsidiaries) and all our other revenues in the aggregate amounted to only 4.7%, 4.3% and 4.4% of our consolidated revenues, respectively, and the results of operations for our business segments substantially mirror our consolidated results of operations. For further information, see Note 4 of the notes to our consolidated financial statements included in this annual report.

Other

Our operations are materially affected by the policies of or factors relating to the Government. See Item 4.B. “Business Overview—Regulation.”

Item 5.B.	Liquidity and Capital Resources

We expect that our capital requirements, capital resources and liquidity position may change in the course of implementing the Restructuring Plan. See Item 4.B. “ —Business Overview—Restructuring of the Electric Power Industry in Korea” and Item 3.D. “Risk Factors—Risks Relating to KEPCO—The Government may adopt policy measures to substantially restructure the Korean electric power industry or our operational structure, which may have a material adverse effect on our business, operations and profitability.”

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

Our total capital expenditures for the construction of generation, transmission and distribution facilities were Won 15,518 billion, Won 16,720 billion and Won 18,701 billion in 2023, 2024 and 2025, respectively, and under our current budgets, are estimated to be approximately Won 23,099 billion, Won 27,391 billion and Won 27,625 billion in 2026, 2027 and 2028, respectively. We plan to finance our capital expenditures primarily through cash from operation of business, construction grants, issuance of securities in the capital markets and borrowings from financial institutions.

In January 2016, the Ministry of Trade, Industry and Resources announced an initiative to promote the new energy industry by creating the New Energy Industry Fund, which is made up of funds sponsored by Government-affiliated energy companies. We contributed Won 500 billion to the funds in 2016. The purpose of these funds is to invest in substantially all frontiers of the new energy industry, including renewable energy, energy storage systems, electric vehicles, small-sized self-sustaining electricity generation grids known as “micro-grids”, among others, as well as invest in start-up companies, ventures, small to medium-sized enterprise and project businesses that engage in these businesses but have not previously attracted sufficient capital from the private sector.

Furthermore, as part of the Comprehensive Measures against Particulate Matter and the Eighth, Ninth, Tenth, Eleventh Basic Plan, announced by the Government in September 2017, December 2017, December 2020 and January 2023 and February 2025 respectively, the Government set forth the following policy directions relating to coal-fired generation units: (i) 28 decrepit coal-fired generation units will be decommissioned and converted to LNG fuel use by 2036 and 12 decrepit coal-fired generation units will be converted to carbon-free energy sources, including pumped-storage hydro, hydrogen power generation and ammonia co-firing by 2038, (ii) in principle, construction of new coal-fired generation units shall not be planned, (iii) coal-fired generation units that are 30 years or older shall temporarily cease operations from December to February of each year from 2020, which has also been done from March to June in 2018 and 2019, (iv) coal-fired generation units shall be put through comprehensive functional and environmental upgrades and (v) coal-fired generation units shall be subject to emission standards that came into effect in January 2019 that are twice as more rigorous than the previous standards. Compliance with such measures is expected to result in significant additional costs.

We also established a research and entrepreneurship-oriented university specializing in the energy field. See Item 4.B. “Business Overview—Establishment of a University.” On August 8, 2019, our board of directors resolved to make an initial contribution of Won 60 billion for the promotion, initial operation and the design of the university campus, and the actual contribution was made in 2020. On May 21, 2021, our board resolved to make an additional contribution of Won 64.5 billion to the university and Won 41.3 billon of such contribution was made in December 2021. The remaining contribution of Won 23.2 billion was made by our affiliates. In addition, on July 15, 2022, our and our affiliates’ boards decided to contribute Won 47.9 billion for funding the construction and operation of major campus facilities and completed the contribution by December 2022. In

2023, our and our affiliates’ boards of directors decided to contribute additional Won 110.6 billion, of which we contributed Won 70.8 billion and our affiliates contributed the remaining Won 39.8 billion. In 2024, our and our affiliates’ boards of directors decided to contribute an additional Won 177.8 billion, of which we contributed Won 113.8 billion and our affiliates contributed the remaining Won 64 billion. In 2025, our and our affiliates’ boards of directors decided to contribute an additional Won 71.7 billion, of which we contributed Won 45.9 billion and our affiliates contributed the remaining Won 25.8 billion. In March 2026, our board of directors decided to make an initial contribution of Won 48.8 billion as part of the contribution for the fiscal year 2026.

Fuel Purchases

We require significant funds to finance our operations, principally in relation to the purchase of fuels by our generation subsidiaries for generation of electricity. In 2023, 2024 and 2025, fuel costs constituted 30.1%, 27.5% and 24.1% of our cost of sales and the ratio of fuel costs to our sales was 30.8%, 24.3% and 20.1%, respectively. We plan to fund our fuel purchases primarily with net operating cash, although in cases of rapid increases in fuel prices as is the case from time to time, we may also rely on borrowings from financial institutions and issuance of debt securities in the capital markets.

Repayment of Existing Debt

Payments of principal and interest on indebtedness will require considerable resources. The table below sets forth the scheduled maturities of outstanding interest-paying debt (excluding original issue discounts and premium) of us and our six wholly-owned generation subsidiaries as of December 31, 2025 for each year from 2026 to 2030 and thereafter without taking into consideration of swap transactions. As of December 31, 2025, such debt represented 96.6% of our outstanding debt on a consolidated basis.

Year ended December 31	Local Currency Borrowings	Foreign Currency Borrowings	Domestic Debentures	Foreign Debentures	Total(1)
	(in billions of Won)
2026	18,124.9	—	21,710.0	5,338.5	45,173.4
2027	1.6	12.5	21,230.0	4,650.5	25,894.7
2028	1.2	—	14,482.2	3,102.1	17,585.5
2029	0.1	—	8,330.0	861.0	9,191.0
2030	0.1	—	5,690.0	1,482.7	7,172.7
Thereafter	54.5	—	19,200.8	1,281.5	20,536.7
Total(1)	18,182.3	12.5	90,643.0	16,716.2	125,554.1

Note:

(1)	The figures may not add up to the relevant total numbers due to rounding.

We and our six wholly-owned generation subsidiaries incurred interest charges (including capitalized interest) in relation to our interest-bearing debt of Won 5,023 billion, Won 5,328 billion and Won 4,943 billion, in 2023, 2024 and 2025, respectively. We anticipate that interest charges will increase in future years because of, among other factors, anticipated increases in our long-term debt. See “—Capital Resources” below. The weighted average rates of interest on our and our six wholly-owned generation subsidiaries’ interest-bearing long-term debt and borrowings under existing swap contracts were 3.33%, 3.19% and 3.02% in 2023, 2024 and 2025, respectively.

Overseas Investments

As part of our revenue diversification strategy, we plan to continue to make overseas investments on a selective basis, which will be funded primarily through foreign currency-denominated borrowings and debt securities issuances as well as net operating cash from such investments.

Capital Resources

The selected consolidated financial data set forth below as of and for the years ended December 31, 2023, 2024 and 2025 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.

You should read the following data with the more detailed information contained in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

	2023	2024	2025	2025
	(rounded to billions of Won and millions of US$)(1)
Net cash provided by operating activities	~~W~~1,522	~~W~~15,876	~~W~~20,880	$14,454
Long-term debt (excluding current portion)(2)	92,510	88,091	83,882	58,068
Current portion of the long-term debt	30,454	35,319	35,908	24,857
Total long-term debt(3)	123,163	123,646	120,005	83,074
Won-denominated long-term debt	104,964	102,096	99,743	69,047
Foreign currency-denominated long-term debt	18,199	21,550	20,262	14,027
Other long-term liabilities(4)	48,692	53,385	54,615	37,808
Short-term borrowings	10,667	9,123	9,979	6,908
Total equity	37,265	41,363	49,323	34,144

Notes:

(1)

The financial information denominated in Won as of and for the year ended December 31, 2025 has been translated into U.S. dollars at the exchange rate of Won 1,444.55 to US$1.00, which was the Noon Buying Rate as of December 31, 2025.

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

We have traditionally met our working capital and other capital requirements primarily from net cash provided by operating activities, issuance of debt securities and borrowings from financial institutions. Net cash provided by operating activities is primarily a function of electricity sales and fuel purchases and is also affected by increases and decreases in trade receivables, trade payables and inventory related to electricity sales and fuel purchases. Net cash provided by operating activities was Won 1,522 billion, Won 15,876 billion and Won 20,880 billion in 2023, 2024 and 2025, respectively.

As of December 31, 2023, 2024 and 2025, our long-term debt (excluding the current portion but including original issue discounts and premium), without taking into consideration of swap transactions, amounted to Won 92,510 billion, Won 88,091 billion and Won 83,882 billion, respectively, representing 248.2%, 213.0%, 170.1% of equity, respectively, as of such dates. As of December 31, 2023, 2024 and 2025, the current portions of our long-term debt were Won 30,454 billion, Won 35,319 billion and Won 35,908 billion, respectively. As of December 31, 2023, 2024 and 2025, our short-term borrowings amounted to Won 10,667 billion, Won 9,123 billion and Won 9,979 billion, respectively. See Note 23 of the notes to our consolidated financial statements included in this annual report. Total long-term debt (including the current portion but excluding original issue discounts and premium), without taking into consideration of swap transactions, as of December 31, 2025 was Won 120,005 billion, of which Won 99,743 billion was denominated in Won and an equivalent of Won 20,262 billion was denominated in foreign currencies, primarily U.S. dollars. We, KHNP and KOMIPO also maintain global medium-term note programs in the aggregate amount of US$ 19 billion, of which approximately US$ 9 billion remains currently available for future drawdown.

As we experienced net losses during 2022 and 2023 as global energy prices increased significantly and the power purchase costs increased accordingly, we issued more debt securities than before to meet increased working capital requirement. On December 28, 2022, the National Assembly of Korea passed an amendment to Article 16 of KEPCO Act which increased our debt ceiling on total outstanding debt securities on a separate basis to be no greater than five times (or six times if the Minister of the Ministry of Climate, Energy and Environment approves if it is urgently required to resolve a business crisis situation) the sum of our share capital and reserves updated at the end of each year. Such share capital and reserves are calculated on a separate basis under the KEPCO Act. Before such amendment, our debt ceiling was two times the sum of our share capital and reserves. Such increase in debt ceiling will be effective until December 31, 2027 and we may make use of the new debt ceiling to issue more debt securities to cover our losses, refinance existing debt and finance new capital expenditures. However, if the sum of our share capital and reserves decreases (including as a result of continued significant net losses), our debt ceiling will decrease as well and there will be no assurance that we can meet our funding requirements for capital or operational expenditures or debt repayment obligations, which situation could have a material adverse impact on our business, results of operations and financial condition.

Subject to the implementation of our capital expenditure plan and the sale of our interests in our generation subsidiaries and other subsidiaries, our long-term debt may increase or decrease in future years. Until recently, a significant portion of our long-term debt was raised through foreign currency-denominated borrowings. Our foreign currency-denominated long-term debt (including the current portion but excluding original issue discounts and premium), without taking into consideration of swap transactions, amounted to Won 21,550 billion and Won 20,262 billion as of December 31, 2024 and 2025, respectively.

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

We incur our short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had any material difficulties in obtaining short-term borrowings. In addition, in order to prepare for potential liquidity shortage, we maintain several credit facilities with financial institutions, with Won-denominated facilities amounting to Won 15,828 billion in aggregate and foreign currency-denominated facilities amounting to US$ 1,760 million in aggregate. The full amount of these facilities was available as of December 31, 2025.

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

Our total equity increased by 19.2% from Won 41,363 billion as of December 31, 2024 to Won 49,323 billion as of December 31, 2025, mainly as a result of an increase in total comprehensive income.

Liquidity

The selected consolidated financial data set forth below as of and for the years ended December 31, 2023, 2024 and 2025 have been derived from our audited consolidated financial statements which have been prepared in accordance with IFRS.

You should read the following data with the more detailed information contained in Item 18. “Financial Statements.” Historical results do not necessarily predict future results.

	2023		2024		2025		2025
	(rounded to billions of Won and millions of US$)(1)
Property, plant and equipment, net	~~W~~	179,876	~~W~~	182,983	~~W~~	187,752	$129,972
Current trade and other payables, net		9,090		9,411		8,622	5,968
Current financial liabilities, net		41,140		44,466		45,939	31,802
Net cash provided by operating activities		1,522		15,876		20,880	14,454
Net cash used in investing activities		(13,074)		(14,093)		(18,445)	(12,769)
Net cash provided by financing activities		12,662		(3,849)		(2,635)	(1,824)
Net working capital (deficit)(2)		(31,712)		(34,714)		(36,392)	(25,193)

Notes:

(1)

The financial information denominated in Won as of and for the year ended December 31, 2025 has been translated into U.S. dollars at the exchange rate of Won 1,444.55 to US$1.00, which was the Noon Buying Rate as of December 31, 2025.

(2)

Net working capital is defined as current assets minus current liabilities. For the periods indicated, current liabilities exceeded current assets, which resulted in working capital deficit for such periods.

Our liquidity is substantially affected by our acquisition of property, plant and equipment, fuel purchases and schedule of repayment of debt. Our property, plant and equipment increased by 2.6% from Won 182,983 billion as of December 31, 2024 to Won 187,752 billion as of December 31, 2025. As the fuel costs decreased by 13.8% from Won 22,538 billion in 2024 to Won 19,436 billion in 2025, our current trade and other payables also decreased by 8.4% from Won 9,411 billion as of December 31, 2024 to Won 8,622 billion as of December 31, 2025. Our current financial liabilities increased by 3.3% from Won 44,466 billion as of December 31, 2024 to Won 45,939 billion as of December 31, 2025 according to our debt repayment schedule.

Our net cash flow from operating activities increased by 31.5% to a net cash inflow of Won 20,880 billion in 2025 from a net cash inflow of Won 15,876 billion in 2024, primarily due to an increase in cash generated from sales of electricity.

Our net cash flow from investing activities decreased by 30.9% to a net cash outflow of Won 18,445 billion in 2025 from a net cash outflow of Won 14,093 billion in 2024, primarily due to a decrease in acquisition of financial assets of Won 1,805 billion and a decrease in acquisition of property, plant and equipment of Won 1,618 billion, offset by an increase in proceeds from disposals of financial assets of Won 1,061 billion.

Our net cash flow from financing activities increased by 31.6% to a net cash outflow of Won 2,635 billion in 2025 from a net cash outflow of Won 3,849 billion in 2024, primarily due to an increase in proceeds of short-term borrowings of Won 2,485 billion and an increase in proceeds from long-term borrowings and debt securities of Won 1,591 billion, offset by a decrease in repayment of long-term borrowings and debt securities of 2,411 billion.

Due to the capital-intensive nature of our business as well as significant volatility in fuel prices, from time to time we operate with working capital deficits, and we may have substantial working capital deficits in the future. As of December 31, 2023, 2024 and 2025, we had a working capital deficit of Won 31,712 billion, Won 34,714 billion and Won 36,392 billion, respectively. We have traditionally met our working capital and other capital requirements primarily with net cash provided by operating activities, issuance of debt securities, borrowings from financial institutions and construction grants. We also incur short-term borrowings primarily through commercial papers sold to domestic financial institutions. We have not had any material difficulties in obtaining short-term borrowings. See “—Capital Resources.”

We may face liquidity concerns in the case of sudden and sharp depreciation of the Won against major foreign currencies or depreciation over a sustained period of time. While substantially all of our revenues and our cash and cash equivalents are denominated in Won, we pay for substantially all of our fuel purchases in foreign currencies. Furthermore, as a substantial portion of our long-term debt is denominated in foreign currencies, the payment of principal and interest thereon is made in foreign currencies. In the past, we have incurred foreign currency debt principally due to the limited availability and the high cost of Won-denominated financing in Korea. However, in light of increasing sophistication of Korean capital markets and the recent increase in Won liquidity in Korean financial markets, we plan to reduce the portion of our debt which is denominated in foreign currencies, even though we intend to continue to raise certain amounts of capital through long-term foreign currency debt for purposes of maintaining diversity in our funding sources as well as paying for overseas investments and fuel procurements in foreign currencies. As of December 31, 2025, 16.9% of our long-term debt (including the current portion but excluding original issue discounts and premium), without taking into consideration of swap transactions, was denominated principally in U.S. dollars.

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

We did not pay any dividends in respect of fiscal year 2023 on a separate basis. In fiscal year of 2024, paid dividends of Won 213 per share, and the total dividend amount was Won 137 billion. In fiscal year of 2025, paid dividends of Won 1,542 per share, and the total dividend amount was Won 990 billion.

Contractual Obligations

The following summarizes our known contractual obligations on a consolidated basis as of December 31, 2025 and the effect such obligations are expected to have on liquidity and cash flow in future periods. See Note 45.(2) of the notes to our consolidated financial statements included in this annual report for our management of short, medium and long-term funding and liquidity management requirements.

Contractual Obligations	Less than 1 Year		1~2 Years	2~5 Years	More than 5 Years	Total(3)
	(In billions of Won)
Borrowings and debt securities(1)	~~W~~	49,273	29,496	38,176	27,052	143,997
Lease liabilities		526	473	1,141	1,407	3,547
Trade and other payables		8,112	344	618	426	9,500
Financial guarantee contracts(2)		4,092	—	—	—	4,092

Total(3)	~~W~~	62,003	30,313	39,935	28,885	161,136

Notes:

(1)	These includes interest payments on the borrowings and debts for the periods indicated.
(2)

This represents the total guarantee amounts associated with the financial guarantee contracts. Financial guarantee liabilities which are recognized as of December 31, 2024 and 2025 are Won 30,924 million and Won 50,709 million, respectively.

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

The fuel purchase price is typically negotiated near or at the time of purchase subject to prevailing market conditions. In 2025, the fuel cost incurred to us was Won 19,436 billion. See Note 49.(2) of the notes to our consolidated financial statements for further details of these contracts.

Under the Long-term Transmission and Substation Plan approved by the Ministry of Climate, Energy and Environment, we are responsible for the construction of all of our power transmission facilities and the maintenance and repair expenses for such facilities. Also, our generation subsidiaries make plans for expanding our generation capacity based on the Basic Plan, which is generally revised and announced every two years by the Government. For a description of our commitments for acquisition of property, plant and equipment, see Note 49.(1) of the notes to our consolidated financial statements included in this annual report.

Payment guarantee

See Note 50.(2) to our consolidated financial statements included in this annual report for payment guarantees and short-term credit facilities from financial institutions.

Overdraft and Others

See Note 47.(7) to our consolidated financial statements included in this annual report for existing guarantees provided by us to our associates, joint ventures and others.

Other than as described in this annual report and also in Notes 47 and 50 of the notes to our consolidated financial statements included in this annual report, we did not have any other material credit lines and guarantee commitments provided to any third parties as of December 31, 2025.

Item 5.C.	Research and Development, Patents and Licenses, etc.

Research and Development

In accordance with our 2035 mid-to-long-term strategy, we have established the development of core new energy technologies and the expansion of their commercialization as our strategic objectives. Accordingly, we are pursuing technology development with a focus on five core research and development areas: (1) sustainable power grids, (2) AI for energy, (3) carbon neutrality, (4) expansion of new energy businesses, and (5) generation of new revenue streams. In line with these areas, we are developing core strategic technologies based on the development goals for each respective field.

•

Sustainable power grids. We are developing technologies to support the timely construction of transmission networks and to ensure the stability of the electric power system, in response to the expansion of renewable energy and the surge in electricity demand driven by high-tech industries.

•

AI for energy. We are integrating AI technology across all aspects of our operations to enhance operational efficiency. Furthermore, we are securing technologies for advanced facility management, prevention of serious accidents, and response to future cyber threats.

•

Carbon neutrality. We are focusing on the development of carbon capture, utilization, and storage(CCUS) technologies, life- cycle management of SF6 gas, and clean fuel combustion technologies to achieve national greenhouse gas reduction targets.

•

Expansion of new energy businesses. We are securing competitiveness within the renewable energy market and diversifying our business portfolio, including offshore wind power, solar energy, RE100 industrial complexes, and microgrids (MG).

•

Generation of new revenue streams. We are identifying new business models and developing related technologies to generate new revenue in response to future environmental changes, beyond our existing electric power business.

In addition, we cooperate closely with several other electric utility companies and research institutes, both foreign and domestic, on various projects to diversify the scope and scale of our research and development activities.

In 2026, consistent with the Government guidelines, we plan to invest approximately 1.97% of our annual estimated net sales on a separate basis in research and development. We and our six generation subsidiaries invested Won 865 billion, Won 859 billion and Won 860 billion in 2023, 2024 and 2025, respectively, and plan to invest Won 1,230 billion in 2026. We and the six generation subsidiaries have 1,503 employees engaged in research and development activities as of December 31, 2025. As a result of our research, we and the six generation subsidiaries have 11,589 registered patents and 14,015 patent applications outstanding in Korea and abroad as of December 31, 2025.

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

The Act on the Management of Public Institutions and our Articles of Incorporation require that the number of standing directors, including our president, must be less than one-half of incumbent directors to ensure non-standing directors’ independence from the management and the role of checks and balances. Also, a senior non-standing director appointed by the Ministry of Finance and Economy becomes our chairperson of the board following the review and resolution of the Committee for Management of Public Institutions.

Standing Directors

The standing directors refer to our directors who serve their directorship positions in full-time capacity.

Our president serves as our chief executive officer and represents us and administers our day-to-day business in all matters and bears the responsibility for the management’s performance. Our president is appointed by the President of Korea upon the motion of the Ministry of Climate, Energy and Environment following the nomination by our director nomination committee, the review and resolution of the Committee for Management of Public Institutions pursuant to the Act on the Management of Public Institutions and an approval at the general meeting of our shareholders.

In the event the president acts in violation of law or the Articles of Incorporation, is negligent in his duties, or otherwise is deemed to be significantly impeded in performing his official duties as president, the board of directors may by resolution request Ministry of Climate, Energy and Environment to dismiss or recommend the dismissal of the president.

Our standing director(s) who concurrently serves as a member of the audit committee is appointed through the same appointment process applicable to our president, except that the motion for appointment is made by the Ministry of Finance and Economy instead of the Ministry of Climate, Energy and Environment. Such director is non-executive in that he or she does not participate in the management and meets the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual and Rule 10A-3 under the Exchange Act.

Standing directors other than our president or those who concurrently serve as members of the audit committee are appointed by our president with the approval at the general meeting of our shareholders.

The names, titles and outside occupations, if any, of the standing directors as of April 27, 2026 and the respective years in which they took office are set forth below.

Name (Gender)	Age	Position	Outside Occupation	Position Held Since
Kim, Dong-Cheol (Male)	70	President & Chief Executive Officer	None	September 19, 2023
Jun, Young-Sang (Male)	61	Comptroller & Auditor General and Member of the Audit Committee (Non-executive)	None	March 7, 2023

Name (Gender)	Age	Position	Outside Occupation	Position Held Since
Oh, Heung-Bok (Male)	60	Corporate Senior Vice President and Chief Financial & Strategic Planning Officer	None	February 21, 2024
Jung, Chi-Kyo (Male)	61	Corporate Senior Vice President and Chief Safety Officer & Chief Operation Officer	None	May 28, 2025
Ahn, Jung-Eun (Male)	59	Corporate Senior Vice President and Chief Business Management Officer	None	January 6, 2025
Kim, Jae-Koon (Male)	59	Corporate Senior Vice President and Chief Power System Officer	None	April 27, 2026

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

Jung, Chi-Kyo has been our Standing Director since May 28, 2025. Mr. Jung also currently serves as our Corporate Senior Vice President and Chief Safety Officer, Chief Operation Officer. Mr. Jung previously served as the Head of North Gyeonggi regional Headquarters KEPCO and Vice President and Head of Distribution Planning Department. Mr. Jung received a B.S. in Electrical Engineering from Chung-Ang University.

Ahn, Jung-Eun has been our Standing Director since January 6, 2025. Mr. Ahn also currently serves as our Corporate Senior Vice President and Chief Business Management Officer and previously served as Executive Vice President & Chief Co-prosperity & Cooperation Officer and Vice President & Head of Office of the President. Mr. Ahn received an MBA from Helsinki School of Economics.

Kim, Jae-Koon has been our Standing Director since April 27, 2026. Mr. Kim also currently serves as our Corporate Senior Vice President and Chief Power System Officer and previously served as the Head of Busan-Ulsan Regional Headquarters KEPCO and Vice President and Head of New Transmission Business Department. Mr. Kim received a M.S. in electrical engineering from Kyungpook National University.

Non-standing Directors

The non-standing directors refer to our directors who do not serve their directorship positions in full-time capacity. The non-standing directors currently do not hold any executive positions with us or our subsidiaries.

Our non-standing directors must be appointed by the Minister of the Ministry of Finance and Economy following the review and resolution of the Committee for Management of Public Institutions from a pool of candidates recommended by the director nomination committee. Our non-standing directors must have ample knowledge and experience in business management and cannot have a dual-role as a public servant other than as a public education officer at a public school. At least one of our non-standing directors must have held his/her office with us for at least three years and either (a) be recommended by the representative of our employees (or the representative of the labor union if there is a labor union comprising the majority of our employees) or (b) obtain consent from the majority of our employees. Our non-standing directors must be approved at the general meeting of our shareholders to become members of our audit committee.

We have reinforced the decision-making power of non-standing directors by requiring both a majority and the chairperson of the board be non-standing directors. Our non-standing directors may request any information necessary to fulfill their duties from our president, and except in special circumstances, our president must comply with such request.

The names, titles and outside occupations, if any, of the non-standing directors as of April 27, 2026 and the respective years in which they took office are set forth below.

Name (Gender)	Age	Position	Principal Occupation	Position Held Since
Han, Jin-Hyun (Male)	66	Non-Executive Director, Chairperson of the Board of Directors Chairperson of the Power System Committee	Adviser of a law firm, Lee & Ko	August 30, 2023
Kim, Jong-Woon (Male)	68	Non-Executive Director Member of the ESG Committee	None	August 22, 2022
Kim, Jun-Ki (Male)	60	Non-Executive Director, Chairperson of the ESG Committee	Seoul National University Vice-President of Planning	May 2, 2023
Kim, Sung-Eun (Female)	69	Non-Executive Director, Chairperson of the Audit Committee	Professor of Advanced Technology Business, Kyung Hee University Graduate School	November 8, 2023
Lee, Sung-Ho(1) (Male)	62	Non-Executive Director, Member of the Audit Committee	Professor of Business Administration, University of Seoul	November 8, 2023
Cho, Seong-Jin (Male)	69	Non-Executive Director Member of the Power System Committee	None	December 4, 2023
Kang, Hoon (Male)	71	Non-Executive Director, Member of the ESG Committee	Attorney at Law of Barun Law LLC	May 1, 2024
Lee, Heung-Ryul (Male)	57	Non-Executive Director Member of the Power System Committee	Employee Representative	May 7, 2025

Notes:

(1)	Lee, Sung-Ho resigned on April 1, 2026. Under Korean law, Mr. Lee will continue to serve as a member of the audit committee until his successor is appointed.

Han, Jin-Hyun has been our Non-Standing Director since August 30, 2023. Mr. Han is currently the adviser of a law firm, Lee and Ko. Mr. Han previously served as Vice Minister of the Ministry of Trade, Industry and Resources and the Vice Chairman of Korea International Trade Association. Mr. Han received a B.A. from Chonnam National University, an M.A. from Korea University, and a Ph.D. from Seoul National University of Science and Technology in Economics.

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

Lee, Sung-Ho has been our Non-Standing Director since November 8, 2023. Mr. Lee is currently a Professor of Business Administration at University of Seoul and Vice Chairman of Korean Academic Society of Business Administration. Mr. Lee received a B.A. from Korea University, an M.B.A. from University of Wisconsin, and a Ph.D. from University of Illinois in Business Administration. Mr. Lee resigned from his position as Non-Standing Director on April 1, 2026; however, under Korean law, Mr. Lee will continue to serve as a member of the audit committee until his successor is appointed.

Cho, Seong-Jin has been our Non-Standing Director since December 4, 2023. Mr. Cho previously served as a Professor of Energy Science at Kyung Sung University and the Non-Executive Director of Korea Hydro & Nuclear Power Co., Ltd. Mr. Cho received a B.S. in Physics, an M.S. and a Ph.D. in Nuclear Physics from Yonsei University.

Kang, Hoon has been our Non-Standing Director since May 1, 2024. Ms. Kang is currently a Attorney at Law of Barun Law LLC. Mr. Kang previously served as an adjunct professor of Seoul National University and Legal Secretary of the Office of the President. Mr. Kang received a B.A. in Law from Seoul National University.

Lee, Heung-Ryul has been our Non-Standing Director since May 7, 2025. Mr. Lee was appointed as an employee representative director. Mr. Lee previously served as a head of planning department of labor union. Mr. Lee received a B.A. in Public Administration from Kunsan National University.

Term of Office of Directors

The term of our president is three years, while that of our directors (standing or non-standing, but except for the president) is two years. According to the Act on the Management of Public Institutions, our president cannot be dismissed unless it is requested by the President of Korea pursuant to the Act on the Management of Public Institutions or upon an event as specified in our Articles of Incorporation. Under the Korean Commercial Act, if the number of directors is less than the number required under the law or the articles of incorporation, an incumbent director whose term has ended or who has resigned shall nevertheless continue his or her role as a director until a newly appointed director takes office. In such case, our directors may serve as directors beyond two years.

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

Jun, Young-Sang, a standing director, Kim, Sung-Eun, a non-standing director, and Lee, Sung-Ho, who has resigned from his position as a non-standing director effective April 1, 2026, are currently members of our audit committee. All such members of the audit committee are independent within the meaning of the Korea Exchange listing standards, the regulations promulgated under the Korean Commercial Act and the New York Stock Exchange listing standards.

ESG Committee

We established an Environment, Social and Governance (“ESG”) Committee within our board of directors to reinforce ESG-based management system and to ensure consistent performance in this area. The ESG Committee consists of four directors. As of the date of this annual report, our ESG committee consists of three non-standing directors, Kim, Jun-Ki and Kim, Jong-Woon, and Kang, Hoon, and one standing director, Oh, Heung-Bok. Our ESG Committee is charged with resolving major management issues related to ESG, establishing ESG management strategies and business plans and checking on the overall direction of sustainable management. In 2025, the ESG Committee was convened four times, and its major agenda included the establishment of 2025 environment management plan and publication of a sustainability report.

Power System Committee

We established the Power System Committee within our board of directors to review, evaluate and improve our major power system policies. The Power System Committee consists of four directors. As of the date of this annual report, our Power System Committee consists of three non-standing directors, Han, Jin-Hyun and Cho, Seong-Jin and Lee, Heung-Ryul, and one standing director, Kim, Jae-Koon. Our Power System Committee is responsible for reviewing and addressing major agenda items in the electric power sector, such as major implementation plans related to the power system as requested by the board of directors and inspection of the performance evaluation and feedback of major policies of the power system. In 2025, the Power System Committee convened four times, and its major agenda included the establishment of Eleventh Transmission and Substation Facilities Plan and the initiation of major construction projects exceeding 345 kV.

Item 6.B.	Compensation

The aggregate amount of remuneration paid to our standing and non-standing directors consist of (i) salaries and wages paid to standing and non-standing directors, which amounted to Won 1,618 million in aggregate in 2025, and (ii) accrued retirement and severance benefits for standing directors, which amounted to Won 62 million in 2025. Under the Act on the Management of Public Institution, our executive officers include the president and the standing and non-standing directors. Standing directors, except the standing director who concurrently serves as a member of our audit committee, take executive positions with our company while the other directors, including non-standing directors, do not. We do not have any other officer who is in charge of a principal business unit, division or function, any other officer who performs a policy making function or any other person who performs similar policy making functions for us.

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

As of December 31, 2025, we and our generation subsidiaries had a total of 48,650 regular employees, almost all of whom are employed within Korea. Approximately 10.9% of our regular employees (including employees of our generation subsidiaries) are located at our head office.

The following table sets forth the number of and other information relating to our regular employees, not including directors or senior management, as of December 31, 2025.

	KEPCO	KHNP	KOSEP	KOMIPO	KOWEPO	KOSPO	EWP	Total
Regular Employees
Administrative	4,982	1,167	379	449	319	383	341	8,020
Engineers	12,498	9,889	2,397	2,195	2,216	2,077	2,145	33,417
Others	5,184	1,105	45	273	203	299	105	7,214

Total	22,664	12,161	2,820	2,917	2,738	2,759	2,591	48,650

Head Office Employees	1,765	1,748	398	301	331	408	362	5,313
% of total	7.8%	14.4%	14.1	10.3%	12.1%	14.8%	14.0%	10.9%
Members of Labor Union	17,689	8,559	2,018	1,939	1,924	1,867	1,798	35,794
% of total	78.0%	70.4%	71.6%	66.5%	70.3%	67.7%	69.4%	73.6%

We and each of our generation subsidiaries have separate labor unions. Approximately 73.6% of our and our generation subsidiaries’ employees in the aggregate are members of these labor unions, each of which negotiates a collective bargaining agreement for its members each year. Under applicable Korean law, an employee-employer cooperation committee comprised of an equal number of representatives of management and labor (which shall be no less than three and no more than ten representatives from each of management and labor) is required to be established. Accordingly, an employee-employer cooperation committee composed of eight representatives of management and eight representatives of labor has been established within our company and at each of our generation subsidiaries. The committee meets periodically to discuss various labor issues.

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

As of December 31, 2025, none of our directors and members of our administrative, supervisory or management bodies own more than 0.1% of our common stock, individually or in the aggregate.

Item 6.F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A.	Major Shareholders

The following table sets forth information relating to certain owners of our capital stock as of December 31, 2025:

Title of Class	Identity of Person or Group	Shares Owned	Percentage of Class (1) (%)
Common stock	Government	116,841,794	18.2%
	Korea Development Bank (2)	211,235,264	32.9%

	Subtotal	328,077,058	51.1%
	National Pension Service	50,906,715	7.9%
	Employee Stock Ownership Association	9,040,212	1.4%
	Directors as a group	5,043	0.0%
	Public (non-Koreans)
	Common shares	131,113,052	20.4%
	American depositary shares (3)	12,756,236	2.0%
	Public (Koreans)	110,065,761	17.2%

	Subtotal	313,887,019	48.9%

	Total	641,964,077	100.0%

Notes:

(1)	Percentages are based on issued shares of common stock.
(2)	Korea Development Bank is a Government-controlled entity.
(3)

The number for American depositary shares (ADSs) presented in this table is the number of common shares underlying the total outstanding ADSs. The actual number of the total outstanding ADSs, each representing one-half of a common share, is 25,512,472.

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

In the past three years, our related party transactions principally consisted of purchases of LNG from Korea Gas Corporation and long-term borrowings from Korea Development Bank. In 2023, 2024 and 2025, we and our generation subsidiaries purchased LNG from Korea Gas Corporation in the aggregate amount of Won 8,874 billion, Won 6,624 billion and Won 4,959 billion, respectively. As of December 31, 2025, we had borrowings from Korea Development Bank in the aggregate amount of Won 306 billion, which had interest rates ranging from 0.50% to 4.94%, CB rate + 0.90%, as well as 1 year KDB rate + 1.03% for certain operating funds.

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

Legal Proceedings

As of December 31, 2025, we and our subsidiaries were engaged in 706 lawsuits as a defendant and 244 lawsuits as a plaintiff. As of the same date, the total amount of damages claimed against us and our subsidiaries was 800 billion, for which we have made a provision of Won 352 billion as of December 31, 2025, and the total amount claimed by us and our subsidiaries was Won 531 billion as of December 31, 2025. While the outcome of any of these lawsuits cannot presently be determined with certainty, our management currently believes that the final results from these lawsuits will not have a material adverse effect on our liquidity, financial position or results of operations.

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

As a result of such ruling by the Supreme Court, we and our subsidiaries became subject to a number of lawsuits filed by various industry-wide and company-specific labor unions based on claims that ordinary wage had been paid without including certain items that should have been included as ordinary wage. In July 2016, the court ruled against us, and in accordance with the court’s ruling, in August 2016 we paid Won 55.1 billion to the employees for three years of back pay plus interest. As of December 31, 2025, our subsidiaries set aside an aggregate amount of Won 196.5 billion to cover any potential future payments of additional ordinary and wage in relation to the related lawsuits. All cases are currently on-going at various stages of proceedings. We cannot presently assure you that the courts will not ultimately rule against our subsidiaries in these lawsuits, or that the amount of our reserves against these lawsuits will be sufficient to cover the amounts actually payable under court rulings. Any of these developments would adversely affect our results of operations.

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

In April 2019, a forest fire broke out in Goseong in Gangwon Province, about 210 kilometers from Seoul, causing damages to nearby towns, covering approximately 1,260 hectares. The National Forensic Service has investigated the cause of the fire and has determined that the fire seems to have been started by an electrical arc from our utility pole’s wire, which broke as a result of a strong wind. Based on this finding and follow-up investigations by the Police Department of Goseong, seven employees of KEPCO were prosecuted in connection with the fire. In October 2023, the Supreme Court acquitted the employees. As of March 31, 2026, we have settled with and completed the compensation payment of Won 81.6 billion to victims. In addition, we are also compensating the fire victims by providing a number of services, such as free supply of electricity. We are also implementing measures to prevent future fires that may result from an electrical arc, including a special maintenance program to be enforced during the dry seasons between March and May. We also implemented operational measures such as tailored operation of protective devices and suspension of operation during periods of low loads and plan to change power facility designs to reflect regional and seasonal characteristics, all of which are intended to help prevent similar incidents from happening in the future.

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

In September 2023, a group of 40 Korean nationals brought a lawsuit against the Minister of Trade, Industry and Energy to rescind the approval for the construction of Shin-Hanul nuclear power plant #3 and #4. In November 2023, we applied to participate in the lawsuit as a stakeholder, and the first trial is currently in progress at the Seoul Administrative Court. The defendant in the lawsuit has been changed from the Minister of Trade, Industry and Energy to the Ministry of Climate, Energy and Environment.

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

Kori #2 unit began operations in 1983 and was suspended in 2023 due to the expiration of its initial operating license. However, equipment improvements are currently underway following an amendment to the operating license for continued operation from the Nuclear Safety and Security Commission(NSSC). In February 2026, local residents and others filed a lawsuit against the NSSC to cancel the operating license amendment for the life extension of Kori #2 unit. KHNP, determining the need to participate in the lawsuit as an interested party, is currently undergoing procedures for intervention in the litigation.

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

Item 9.A. Offer and Listing Details

Notes

We have issued the following registered notes and debentures, which are traded principally in the over-the- counter market:

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

Share Capital

The principal trading market for our common stock is the Korea Exchange. Our common stock is also listed on the New York Stock Exchange in the form of ADSs. The ADSs have been issued by Citibank, N.A. as depositary and are listed on the New York Stock Exchange under the symbol “KEP.” One ADS represents one-half of one share of our common stock. As of December 31, 2025, 25,512,472ADSs representing 2.0% shares of our common stock were outstanding.

Common Stock

Shares of our common stock are listed on the KRX KOSPI Market of the Korea Exchange. The table below shows the high and low closing prices on the KRX KOSPI Market of the Korea Exchange for our common stock since 2018.

	Closing Price
Period	High	Low
	(In Won)
2021
First Quarter	27,150	22,700
Second Quarter	27,150	23,350
Third Quarter	25,650	23,150
Fourth Quarter	23,750	20,750
Fourth Quarter	28,300	19,950

	Closing Price
Period	High	Low
	(In Won)
2022
First Quarter	24,750	20,100
Second Quarter	23,800	21,050
Third Quarter	22,950	18,900
Fourth Quarter	22,450	16,650
2023
First Quarter	20,400	17,230
Second Quarter	20,600	17,890
Third Quarter	20,700	17,810
Fourth Quarter	19,650	16,190
2024
First Quarter	24,850	18,030
Second Quarter	22,250	19,070
Third Quarter	22,750	18,400
Fourth Quarter	24,400	19,850
2025
First Quarter	23,500	19,560
Second Quarter	40,600	21,350
Third Quarter	42,000	35,550
Fourth Quarter	52,800	35,500
October	45,500	35,500
November	52,800	43,500
December	52,200	47,200
2026
First Quarter	67,900	41,650
January	67,900	46,500
February	64,300	57,300
March	50,900	41,650
April (through April 10)	43,900	39,900

ADSs

The table below shows the high and low closing prices on the New York Stock Exchange for the outstanding ADSs since 2018. Each ADS represents one-half of one share of our common stock.

	Closing Price per ADS
Period	High	Low
	(In US$)
2021
First Quarter	12.37	10.04
Second Quarter	12.18	10.39
Third Quarter	11.06	9.84
Fourth Quarter	10.04	8.77
2022
First Quarter	10.18	8.34
Second Quarter	9.54	8.26
Third Quarter	8.79	6.72
Fourth Quarter	8.64	5.80

	Closing Price per ADS
Period	High	Low
	(In US$)
2023
First Quarter	10.18	8.34
Second Quarter	9.54	8.26
Third Quarter	8.79	6.72
Fourth Quarter	8.64	5.80
2024
First Quarter	9.50	6.72
Second Quarter	8.27	6.92
Third Quarter	8.58	6.88
Fourth Quarter	9.00	6.81
2025
First Quarter	8.18	6.68
Second Quarter	14.63	7.24
Third Quarter	14.82	12.94
Fourth Quarter	18.26	12.51
October	15.99	12.51
November	18.26	15.26
December	17.52	16.5
2026
First Quarter	23.26	13.62
January	23.26	16.66
February	22.9	19.5
March	19.66	13.62
April (through April 10)	14.92	13.58

Item 9.B.	Plan of Distribution

Not applicable.

Item 9.C.	Markets

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

As of March 31, 2026, the aggregate market value of equity securities listed on the KOSPI of the Korea Exchange was approximately Won 4,159,086 billion. The average daily trading volume of equity securities for the first quarter of 2026 was approximately 892 million shares with an average transaction value of Won 29,647 billion.

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

Movements in KOSPI in the past six years are set out in the following table:

	Opening	High	Low	Closing
2021	2,944.45	3,305.21	2,839.01	2,977.65
2022	2,988.77	2,989.24	2,155.49	2,236.40
2023	2,225.67	2,667.07	2,218.68	2,655.28
2024	2,669.81	2,891.35	2,360.58	2,399.49
2025	2,398.94	4,221.87	2,293.70	4,214.17
2026 (through April 10)	4,309.63	6,307.27	4,309.63	5,858.87

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

Due to deregulation of restrictions on brokerage commission rates, the brokerage commission rate on equity securities transactions may be determined by the parties, subject to commission schedules being filed with the Korea Exchange by the securities companies. In addition, a securities transaction tax will generally be imposed on the transfer of shares or certain securities representing rights to subscribe for shares. A securities transaction tax of 0.05% and special agricultural and fishery tax of 0.15% of the sales prices will also be imposed on transfer of these shares and securities on the Korea Exchange. See Item 10.E. “Taxation—Korean Taxes.”

The number of companies listed on the KRX KOSPI Market of the Korea Exchange since 2020, the corresponding total market capitalization at the end of the periods indicated and the average daily trading volume for those periods are set forth in the following table:

Year	Number of Listed Companies	Total Market Capitalization on the Last Day for Each Period		Average Daily Trading Volume, Value
		(Millions of Won)	(Thousands of U.S. dollars)(1)	(Thousands of Shares)	(Millions of Won)	(Thousands of U.S. dollars)(1)
2021	818	2,203,366,546	1,853,749,408	1,039,479	15,424,224	12,976,800
2022	820	1,767,235,221	1,402,345,041	595,197	9,008,398	7,148,387
2023	834	2,126,372,516	1,649,117,819	538,210	9,602,689	7,447,409
2024	843	1,963,328,801	1,328,458,489	486,868	10,741,556	7,268,121
2025	847	3,477,839,535	2,407,559,126	445,035	12,400,178	8,584,111
2026 (through April 10)	840	4,825,746,498	3,252,069,882	914,471	29,441,636	19,840,714

Source: The Korea Exchange

Note:

(1)	Converted at the Noon Buying Rate at the end of the periods indicated.

Nextrade, Korea’s alternative trading system (ATS), commenced operations on March 4, 2025. As a result, trading hours have been extended, order types diversified, and transaction costs are expected to decrease due to fee competition. In addition, to ensure investor protection in the context of operating multiple markets, the regulatory authorities have transitioned to an integrated market supervision and oversight system. The Nextrade operates a Pre-Market session from 8:00 a.m. to 8:50 a.m. and an After-Market session from 3:30 p.m. to 8:00 p.m., in addition to the regular trading hours of the Korea Exchange. As a result, daily stock trading hours in Korea will be extended to a total of 12 hours. As of March 31, 2026, 647 stocks were trading on the ATS, including KEPCO.

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

As the cash deposited with a financial investment company with a brokerage license is regarded as belonging to such financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the financial investment company with a brokerage license if a bankruptcy or reorganization procedure is instituted against such financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that Korean Deposit Insurance Corporation will, upon the request of the investors, pay investors up to Won 50 million per depositor per financial institution in case of such financial investment company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events (collectively, the “Insolvency Events”). On December 27, 2024, the National Assembly passed an amendment to the Depositor Protection Act to raise the deposit protection limit from the current Won 50 million to Won 100 million, which took effect on September 1, 2025. Pursuant to the Financial Investment Services and Capital Markets Act, subject to certain exceptions, financial investment companies with a brokerage license are required to deposit the cash received from their customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Financial Investment Services and Capital Markets Act. Set-off or attachment of cash deposits by financial investment companies with a brokerage license is prohibited. The premiums related to this insurance under the Depositor Protection Act are paid by financial investment companies with a brokerage license.

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

The standards of remuneration for our officers, including directors, shall be determined by a resolution of the board of directors, provided that the maximum amount of remuneration to be paid to our officers shall be determined by shareholder resolution and provided that the remuneration standards for the president and standing directors shall be determined by board resolution in accordance with the guideline thereon established by the Minister of the Ministry of Finance and Economy through review and resolution of our management committee. Directors who have an interest may not participate in the meeting of the board of directors for determining the remuneration for officers.

Neither the KEPCO Act nor our Articles of Incorporation have provisions relating to (i) borrowing powers exercisable by the directors and how such borrowing powers can be varied, (ii) retirement or non-retirement of directors under an age limit requirement, or (iii) the number of shares required for a director’s qualification.

Share Capital

Currently, our authorized share capital is 1,200,000,000 shares, which consists of shares of common stock and shares of non-voting preferred stock, par value Won 5,000 per share. Under our Articles of Incorporation, we are authorized to issue up to 150,000,000 non-voting preferred shares. As of December 31, 2025, 641,964,077 common shares were issued and no non-voting preferred shares have been issued. All of the issued and outstanding common shares are fully-paid and non-assessable and are in registered form. Our shares are electronically registered with our account management institution in lieu of issuing share certificates.

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

In line with this recommendation, we amended our Articles of Incorporation, which were approved by the Ministry of Climate, Energy and Environment on April 7, 2026, and took effect on April 8, 2026. Under these amendments, the annual dividend will be paid to the shareholders on record as of the date determined by a resolution of the board of directors, while the record date for determining shareholders entitled to exercise their voting rights at the general meeting of shareholders for declaration of dividends will remain December 31. Annual dividends may be distributed either in cash or in our shares. However, a dividend of shares must be distributed at par value, and dividends in shares may not exceed one-half of the annual dividend.

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

Under our Articles of Incorporation, an approval by the Ministry of Climate, Energy and Environment is required in order to amend the Articles of Incorporation. Any change to our authorized share capital requires an amendment to our Articles of Incorporation.

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

In line with this recommendation, we amended our Articles of Incorporation, which were approved by the Ministry of Climate, Energy and Environment on April 7, 2026, and took effect on April 8, 2026. Under these amendments, the annual dividend will be paid to the shareholders on record as of the date determined by a resolution of the board of directors, while the record date for determining shareholders entitled to exercise their voting rights at the general meeting of shareholders for declaration of dividends will remain December 31.

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

Subject to certain limitations, the Ministry of Finance and Economy has the authority to take the following actions under the Foreign Exchange Transaction Laws: (i) if the Government deems it necessary on account of war, armed conflict, natural disaster or grave, sudden and significant changes in domestic or foreign economic circumstances or similar events or circumstances, the Ministry of Finance and Economy may temporarily suspend performance under any or all foreign exchange transactions, in whole or in part, to which the Foreign Exchange Transaction Laws apply (including suspension of payment and receipt of foreign exchange) or impose an obligation to deposit, safe-keep or sell any instruments of payment to the Bank of Korea or certain other governmental agencies or a foreign exchange equalization fund or financial institutions, or effective from July 18, 2017, impose an obligation on resident creditors to collect and recover debts owed by non-resident debtors, and (ii) if the Government concludes that the international balance of payments and international financial markets are experiencing or are likely to experience significant disruption or that the movement of capital between Korea and other countries are likely to adversely affect the Korean Won, exchange rates or other macroeconomic policies, the Ministry of Finance and Economy may take action to require any person who intends to effect or effects a capital transaction to obtain permission or to deposit a portion of the instruments of payment acquired in such transactions with the Bank of Korea or a foreign exchange equalization fund or financial institutions.

Government Review of Issuances of Debt Securities and ADSs and Report for Payments

In order for us to issue debt securities of any series outside of Korea, we are required to file a report with our designated foreign exchange bank or the Ministry of Finance and Economy on the issuance of such debt securities, depending on the issuance amount. The Ministry of Finance and Economy may at its discretion direct us to take measures as necessary to avoid undue exchange rate fluctuations before it accepts such report. Furthermore, in order for us to make payments of principal of or interest on the debt securities of any series and other amounts as provided in an indenture and such debt securities, we are required to present relevant documents to the designated foreign exchange bank at the time of each actual payment. The purpose of such presentation is to ensure that the actual remittance is consistent with the terms of the transaction reported to our designated foreign exchange bank or the Ministry of Finance and Economy.

In order for us to offer for purchase shares of our common stock held in treasury in the form of ADSs or issue shares of our common stock represented by the ADSs, we are required to file a prior report of such offer or issuance with our designated foreign exchange bank or the Ministry of Finance and Economy, depending on the offering amount. The Ministry of Finance and Economy may at its discretion direct us to take measures as necessary to avoid undue exchange rate fluctuations before it accepts such report. No further governmental approval is necessary for the initial offering and issuance of the ADSs.

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

In addition, we are also required to notify the Ministry of Finance and Economy upon receipt of the full proceeds from the offering of ADSs. No additional governmental approval is necessary for the offering and issuance of ADSs.

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

A foreign investor may appoint one or more standing proxies from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies (including domestic branches of foreign financial investment companies) with a dealing, brokerage or collective investment license, certain eligible foreign custodians and Bank of Korea (limited to business regarding treasury bonds, fiscal bonds, monetary stabilization bonds and foreign exchange stabilization bonds held or to be held by foreign central banks, international financial organizations, foreign governments, etc.) which will exercise shareholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than his/her standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the Governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between the laws of Korea and those of the home country of the foreign investor.

The shares of a listed Korean company owned by a foreign investor must be deposited (including electronically registered in accordance with the Electronic Registration Act) through an eligible custodian in Korea. Only the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), financial investment companies (including domestic branches of foreign financial investment companies) with a dealing, brokerage or collective investment license and certain eligible foreign custodians are eligible to be a custodian of shares for a foreign investor; provided, however, that a foreign investor is exempted from the above requirement if it (i) acquires shares publicly offered or sold outside Korea for the purpose of listing on an overseas stock exchange or (ii) acquires or disposes of shares through an overseas stock exchange if such shares are simultaneously listed on the Korea Exchange and such overseas stock exchange. Furthermore, a foreign investor may be exempted from complying with this deposit requirement with the approval of the Governor of the Financial Supervisory Service in circumstances where compliance with that requirement is made impracticable, including cases where compliance would contravene the laws of the home country of such foreign investor.

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

Furthermore, Korean tax laws require the beneficial owner to submit an application for tax exemption together with the documents proving the beneficial owner of such Korean source income (including a certificate of tax residence of the beneficial owner issued by a competent authority of the country of tax residence of the beneficial owner) to a withholding obligor paying Korean source income in order to benefit from the available exemption pursuant to the relevant tax treaty. Under Korean tax laws and subject to certain exceptions, the Overseas Investment Vehicle must obtain an application for tax exemption along with the documents proving the beneficial owner of such Korean source income (including a certificate of tax residence) from the beneficial owner and forward it to the withholding obligor along with an overseas investment vehicle report (prepared by the Overseas Investment Vehicle) which includes a detailed statement on the beneficial owner together with the application for tax exemption received from the beneficial owner. The withholding obligor must submit the application and the report to the relevant tax office by the ninth day of the month following the date of the first payment of such income. In the case of an application for a reduced withholding tax rate, the withholding obligor is required to submit such application (together with the supporting documents and the applicable overseas investment vehicle report in the case of income paid to an Overseas Investment Vehicle) to the relevant district tax office by the end of February of the year following the year in which the payment of such income occurred.

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

Furthermore, Korean tax laws require the beneficial owner to submit an application for tax exemption together with the documents proving the beneficial owner of such Korean source income (including a certificate of tax residence of the beneficial owner issued by a competent authority of the country of tax residence of the beneficial owner) to a withholding obligor paying Korean source income in order to benefit from the available exemption pursuant to the relevant tax treaty. Under Korean tax laws and subject to certain exceptions, the Overseas Investment Vehicle must obtain an application for tax exemption along with the documents proving the beneficial owner of such Korean source income (including a certificate of tax residence) from the beneficial owner and forward it to the withholding obligor along with an overseas investment vehicle report (prepared by the Overseas Investment Vehicle) which includes a detailed statement on the beneficial owner together with the application for tax exemption received from the beneficial owner. The withholding obligor must submit the application and the report to the relevant tax office by the ninth day of the month following the date of the first payment of such income. In the case of an application for a reduced withholding tax rate, the withholding obligor is required to submit such application (together with the supporting documents and the applicable overseas investment vehicle report in the case of income paid to an Overseas Investment Vehicle) to the relevant district tax office by the end of February of the year following the year in which the payment of such income occurred.

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

In order to obtain the benefit of an exemption from tax pursuant to a tax treaty, you must submit to the purchaser or the investment dealer or the investment broker, or through the ADS depositary, as the case may be, prior to or at the time of payment, such evidence of your tax residence as the Korean tax authorities may require in support of your claim for treaty benefits. Please see the discussion under “—Tax Treaties” below for an additional explanation on claiming treaty benefits. Furthermore, Korean tax laws require the beneficial owner to submit an application for tax exemption together with the documents proving the beneficial of such Korean source income (including a certificate of tax residence of the beneficial owner issued by a competent authority of the country of tax residence of the beneficial owner) to a withholding obligor paying Korean source income in order to benefit from the available exemption pursuant to the relevant tax treaty. Under Korean tax laws and subject to certain exceptions, the Overseas Investment Vehicle must obtain an application for tax exemption along with the documents proving the beneficial owner of such Korean source income (including a certificate of tax residence) from the beneficial owner and forward it to the withholding obligor along with an overseas investment vehicle report (prepared by the Overseas Investment Vehicle) which includes a detailed statement on the beneficial owner together with the application for tax exemption received from the beneficial owner. The withholding obligor must submit the application and the report to the relevant tax office by the ninth day of the month following the date of the first payment of such income. In the case of an application for a reduced withholding tax rate, the withholding obligor is required to submit such application (together with the supporting documents and the applicable overseas investment vehicle report in the case of income paid to an Overseas Investment Vehicle) to the relevant district tax office by the end of February of the year following the year in which the payment of such income occurred.

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

Securities Transaction Tax

If you transfer shares of common stock on the Stock Market of the Korea Exchange, you will be subject to a securities transaction tax at the rate of 0.05% (starting from January 1, 2026) and an agriculture and fishery special surtax at the rate of 0.15% of the sale price of the shares of common stock. If your transfer of the shares of common stock is not made on the Stock Market of the Korea Exchange, subject to certain exceptions you will be subject to securities transaction tax at the rate of 0.35% and will not be subject to an agriculture and fishery special surtax.

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

Although interest payments to you are currently exempt from Korean taxation provided that Registered Debt Securities are deemed to be foreign currency-denominated bonds issued outside of Korea for the purpose of the STTCL (see—“Korean Taxes—Registered Debt Securities—Taxation of Interest,” above), if the Korean law providing for the exemption is repealed, then, in addition to interest payments on the Registered Debt Securities and original issue discount on the ZTF Debentures, you will be required to include in income any additional amounts paid and any Korean tax withheld from interest payments notwithstanding that you in fact did not receive such withheld tax. You may be entitled to credit such Korean tax (up to the Treaty rate), subject to applicable conditions and limitations in the Internal Revenue Code of 1986, as amended (the “Code”). However, Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied if you do not elect to apply the benefits of the Treaty. The Department of the Treasury and the Internal Revenue Service (the “IRS”) are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). For purposes of calculating the foreign tax credit, interest income on a Registered Debt Security (including additional amounts and any Korean taxes withheld in respect thereof) and original issue discount on a ZTF Debenture will be treated as foreign source income and will generally be considered passive category income. You will generally be denied a foreign tax credit for Korean taxes imposed with respect to the Registered Debt Securities if you do not meet a minimum holding period requirement during which you are not protected from risk of loss. Instead of claiming a foreign tax credit, you may be able to deduct Korean withholding taxes on interest in computing your taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. Person is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. Person claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit or a deduction under their particular circumstances.

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

Except as described above with respect to market discount, your gain or loss realized upon the sale, exchange, retirement or other disposition of a Registered Debt Security will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use a foreign tax credit for any Korean tax imposed on the disposition of Registered Debt Securities unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, unless you elect to apply the benefits of the Treaty, any such Korean tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable Korean tax may reduce the amount realized upon the sale, exchange, retirement or other disposition. As discussed above, however, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any Korean tax is imposed upon the disposition of Registered Debt Securities and you apply such temporary relief, such Korean tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit or a deduction under their particular circumstances.

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

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 16.5%. You will be required to properly demonstrate your entitlement to the reduced rate of withholding under the Treaty (see “—Korean Taxes—Shares or ADSs —Tax Treaties”). Subject to certain conditions and limitations, Korean withholding taxes (up to the Treaty rate) may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. However, the Foreign Tax Credit Regulations impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied if you do not elect to apply the benefits of the Treaty. The Department of the Treasury and the IRS are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). For purposes of calculating the foreign tax credit, dividends paid on the common stock or ADSs will be treated as foreign source income and will generally be considered passive category income. You will generally be denied a foreign tax credit for Korean taxes imposed on dividends paid on common stock or ADSs if you do not meet a minimum holding period requirement during which you are not protected from risk of loss. Instead of claiming a foreign tax credit, you may be able to deduct Korean withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. Person is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. Person claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit or a deduction under their particular circumstances, including the possible adverse impact on creditability to the extent you are entitled to a refund of any Korean tax withheld or a reduced rate of withholding.

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

Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use a foreign tax credit for any Korean tax imposed on the disposition of ADSs or common stock unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, unless you elect to apply the benefits of the Treaty, any such Korean tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable Korean tax may reduce the amount realized upon the disposition of ADSs or common stock. As discussed above, however, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any Korean tax is imposed upon the disposition of ADSs or common stock and you apply such temporary relief, such Korean tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit or a deduction under their particular circumstances.

You should note that any Korean securities transaction tax will not be treated as a creditable foreign tax for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and assets and the valuation of our assets, we do not believe that we were a passive foreign investment company (a “PFIC”) for 2025, and we do not expect to be a PFIC in 2026 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you. For example, if we become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. In addition, non-corporate U.S. Persons will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets in each year. Specifically, we will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either: (i) 75% or more of our gross income in such year is passive income, or (ii) the average percentage of our assets by value in such year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. We cannot assure you that we will not be a PFIC for 2026 or any future taxable year.

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

Our primary market risk exposures are to fluctuations in exchange rates, interest rates and fuel prices. We are exposed to foreign exchange risk related to foreign currency-denominated liabilities. As of December 31, 2025, 16.9% of our long-term debt (including the current portion but excluding original issue discounts and premium), without taking into consideration of swap transactions, was denominated in foreign currencies, principally U.S. dollar. However, a substantial portion of our revenues is denominated in Won. As a result, changes in exchange rates, particularly between the Won and the U.S. dollar, significantly affect us due to our significant amounts of foreign currency-denominated debt and the effect of such changes on the amount of funds required by us to make interest and principal payments on such debt. In order to reduce the impact of foreign exchange rate fluctuations on our results of operations, we have entered into currency swaps and other hedging arrangements with respect to our foreign currency denominated debt.

We are also exposed to foreign exchange risk related to our purchases of fuel since we obtain substantially all of our fuel materials (other than anthracite coal) directly or indirectly from sources outside Korea. Prices for such fuel materials are quoted based on prices stated in, and in many cases are paid for in, currencies other than Won. In 2025, fuel costs represented 20.1% of our sales.

We are exposed to interest rate risk due to significant amounts of debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings. We are also exposed to fluctuations in prices of fuel materials. In 2025, for electricity generation, uranium accounted for 48.7% of our fuel requirements, coal accounted for 37.4%, LNG accounted for 9.9%, oil accounted for 0.1%, and others accounted for 3.9%, measured in each case by the amount of electricity we generated. In 2024, for electricity generation, uranium accounted for 48.1% of our fuel requirements, coal accounted for 35.9%, LNG accounted for 11.9%, oil accounted for 0.0%, and others accounted for 4.1%, measured in each case by the amount of electricity we generated.

For additional discussions of our market risks, see Item 3.D. “Risk Factors” and Item 5.B. “Liquidity and Capital Resources—Liquidity.”

We have entered into various swap contracts to hedge exchange rate risks arising from foreign currency-denominated debts. Details of currency swap contracts outstanding as of December 31, 2025 are as follows:

		Contract amount		Contract interest rate		Contract exchange rate (in won)
Counterparty	Contract year	Pay	Receive	Pay	Receive
(In millions of won and thousands of foreign currencies except contract exchange rate information)
<Trading>
Standard Chartered	2014~2029	102,470	USD 100,000	3.14%	3.57%	1,024.70
Woori Bank	2019~2027	21,708	USD 19,417	5.04%	6.75%	1,118.00
Kookmin Bank	2020~2026	76,355	USD 70,445	5.83%	6.00%	1,083.90
Woori Bank	2021~2026	118,170	USD 100,000	1.11%	1.13%	1,181.70
Korea Development Bank	2021~2026	118,170	USD 100,000	1.11%	1.13%	1,181.70
Hana Bank	2021~2026	118,170	USD 100,000	1.11%	1.13%	1,181.70
JP Morgan	2022~2027	128,600	USD 100,000	3.56%	4.00%	1,286.00
Woori Bank	2022~2027	128,600	USD 100,000	3.56%	4.00%	1,286.00
Kookmin Bank	2022~2027	128,600	USD 100,000	3.56%	4.00%	1,286.00
Korea Development Bank	2022~2026	283,820	USD 200,000	4.67%	5.38%	1,419.10
Hana Bank	2022~2026	141,910	USD 100,000	4.68%	5.38%	1,419.10
Woori Bank	2022~2026	141,910	USD 100,000	4.68%	5.38%	1,419.10
JP Morgan	2022~2026	141,910	USD 100,000	4.69%	5.38%	1,419.10
Korea Development Bank	2022~2028	283,820	USD 200,000	5.12%	5.50%	1,419.10
Woori Bank	2022~2028	141,910	USD 100,000	5.13%	5.50%	1,419.10
Hana Bank	2023~2026	256,000	USD 200,000	3.97%	5.38%	1,280.00
Shinhan Bank	2023~2026	192,000	USD 150,000	3.99%	5.38%	1,280.00
Kookmin Bank	2023~2026	128,000	USD 100,000	4.03%	5.38%	1,280.00
Korea Development Bank	2023~2026	256,000	USD 200,000	4.04%	5.38%	1,280.00
Bank of America	2023~2026	128,000	USD 100,000	4.04%	5.38%	1,280.00
Standard Chartered	2023~2026	128,000	USD 100,000	4.04%	5.38%	1,280.00
Woori Bank	2023~2026	192,000	USD 150,000	4.05%	5.38%	1,280.00
Shinhan Bank	2024~2027	133,060	USD 100,000	3.53%	4.88%	1,330.60
Kookmin Bank	2024~2027	133,060	USD 100,000	3.53%	4.88%	1,330.60
Korea Development Bank	2024~2027	864,890	USD 650,000	3.53%	4.88%	1,330.60
Bank of America	2024~2027	133,060	USD 100,000	3.53%	4.88%	1,330.60
Standard Chartered	2024~2027	133,060	USD 100,000	3.53%	4.88%	1,330.60
IBK Securities Co., Ltd.	2024~2027	199,590	USD 150,000	3.53%	4.88%	1,330.60
Shinhan Bank	2024~2034	138,010	USD 100,000	3.64%	5.13%	1,380.10
Hana Bank	2024~2034	138,010	USD 100,000	3.69%	5.13%	1,380.10
Woori Bank	2024~2034	119,958	USD 86,920	3.74%	5.13%	1,380.10
Shinhan Bank	2025~2030	146,320	USD 100,000	3.18%	4.13%	1,463.20
Hana Bank	2025~2030	438,960	USD 300,000	3.21%	4.13%	1,463.20
Kookmin Bank	2025~2028	292,640	USD 200,000	2.99%	SOFR + 0.62%	1,463.20
Bank of America	2025~2028	219,480	USD 150,000	2.99%	SOFR + 0.62%	1,463.20
Hana Bank	2025~2028	146,320	USD 100,000	3.00%	SOFR + 0.62%	1,463.20
Korea Development Bank	2025~2028	73,160	USD 50,000	3.02%	SOFR + 0.62%	1,463.20

		Contract amount		Contract interest rate		Contract exchange rate (in won)
Counterparty	Contract year	Pay	Receive	Pay	Receive
Shinhan Bank	2025~2028	146,320	USD 100,000	3.02%	SOFR + 0.62%	1,463.20
Woori Bank	2017~2027	111,610	USD 100,000	2.25%	3.13%	1,116.10
Korea Development Bank	2017~2027	111,610	USD 100,000	2.31%	3.13%	1,116.10
Hana Bank	2017~2027	111,610	USD 100,000	2.31%	3.13%	1,116.10
Korea Development Bank	2018~2028	108,600	HKD 800,000	2.69%	3.35%	135.75
Shinhan Bank	2018~2028	115,388	HKD 850,000	2.66%	3.35%	135.75
Korea Development Bank	2019~2027	119,978	CHF 100,000	1.43%	0.05%	1,199.78
Woori Bank	2021~2026	222,800	USD 200,000	0.93%	1.25%	1,114.00
Shinhan Bank	2021~2026	111,400	USD 100,000	0.92%	1.25%	1,114.00
Korea Development Bank	2021~2026	111,399	USD 100,000	0.93%	1.25%	1,114.00
Nonghyup Bank	2021~2026	111,400	USD 100,000	0.93%	1.25%	1,114.00
Woori Bank	2022~2027	262,000	USD 200,000	3.62%	4.25%	1,310.00
Export-Import Bank of Korea	2022~2027	131,000	USD 100,000	3.63%	4.25%	1,310.00
Kookmin Bank	2022~2027	131,000	USD 100,000	3.62%	4.25%	1,310.00
Hana Bank	2022~2027	131,000	USD 100,000	3.61%	4.25%	1,310.00
Korea Development Bank	2022~2027	262,000	USD 200,000	3.63%	4.25%	1,310.00
Export-Import Bank of Korea	2022~2032	349,829	HKD 1,935,000	4.87%	5.16%	180.79
JP Morgan	2022~2032	75,194	HKD 415,000	5.00%	5.16%	181.19
Export-Import Bank of Korea	2023~2030	172,982	HKD 1,037,000	4.25%	4.51%	166.81
Hana Bank	2024~2028	128,940	USD 100,000	3.73%	5.00%	1,289.40
JP Morgan	2024~2028	128,940	USD 100,000	3.85%	5.00%	1,289.40
Korea Development Bank	2024~2028	257,880	USD 200,000	3.80%	5.00%	1,289.40
Korea Development Bank	2024~2028	128,940	USD 100,000	3.69%	5.00%	1,289.40
Hana Bank	2024~2029	138,540	USD 100,000	3.15%	4.63%	1,385.40
Shinhan Bank	2024~2029	138,540	USD 100,000	3.15%	4.63%	1,385.40
Kookmin Bank	2024~2029	138,540	USD 100,000	3.16%	4.63%	1,385.40
Woori Bank	2024~2029	138,540	USD 100,000	3.17%	4.63%	1,385.40
Korea Development Bank	2024~2029	138,540	USD 100,000	3.19%	4.63%	1,385.40
Credit Agricole	2025~2028	218,963	HKD 1,166,000	2.85%	4.10%	187.79
Korea Development Bank	2025~2030	556,560	USD 400,000	2.75%	SOFR + 0.79%	1,391.40
Hana Bank	2025~2030	139,140	USD 100,000	2.75%	SOFR + 0.79%	1,391.40

<Cash flow hedge>
Korea Development Bank	2020~2026	118,910	USD 100,000	0.61%	1.00%	1,189.10
Hana Bank	2020~2026	118,910	USD 100,000	0.61%	1.00%	1,189.10
Woori Bank	2020~2026	118,910	USD 100,000	0.62%	1.00%	1,189.10
Nomura	2017~2037	52,457	EUR 40,000	2.60%	1.70%	1,311.42
Nomura	2017~2037	59,423	SEK 450,000	2.62%	2.36%	132.05
Kookmin Bank	2021~2026	114,230	USD 100,000	1.27%	1.25%	1,142.30
Korea Development Bank	2021~2026	114,230	USD 100,000	1.27%	1.25%	1,142.30
Hana Bank	2021~2026	114,230	USD 100,000	1.27%	1.25%	1,142.30
Korea Development Bank	2022~2027	123,710	USD 100,000	3.41%	3.63%	1,237.10
Woori Bank	2022~2027	123,710	USD 100,000	3.41%	3.63%	1,237.10
JP Morgan	2022~2027	123,710	USD 100,000	3.41%	3.63%	1,237.10
Woori Bank	2021~2026	220,600	USD 200,000	0.47%	0.75%	1,103.00
Shinhan Bank	2021~2026	220,600	USD 200,000	0.47%	0.75%	1,103.00
Hana Bank	2021~2026	55,150	USD 50,000	0.48%	0.75%	1,103.00
Shinhan Bank	2023~2026	132,930	USD 100,000	4.07%	5.38%	1,329.30
Nonghyup Bank	2023~2026	132,930	USD 100,000	4.05%	5.38%	1,329.30
Kookmin Bank	2023~2026	132,930	USD 100,000	4.07%	5.38%	1,329.30
Woori Bank	2023~2028	259,000	USD 200,000	3.83%	4.88%	1,295.00
Korea Development Bank	2023~2028	129,500	USD 100,000	3.85%	4.88%	1,295.00
Bank of America	2023~2028	64,750	USD 50,000	3.85%	4.88%	1,295.00
Woori Bank	2025~2031	142,900	USD 100,000	2.93%	4.00%	1,429.00
Hana Bank	2025~2031	142,900	USD 100,000	2.93%	4.00%	1,429.00
Shinhan Bank	2025~2031	71,450	USD 50,000	2.94%	4.00%	1,429.00
Bank of America	2025~2031	71,450	USD 50,000	2.94%	4.00%	1,429.00

Under these currency swap contracts, we recognized net valuation gain of Won 26 billion in 2025.

Details of interest rate contracts outstanding as of December 31, 2025 are as follows:

In millions of won and thousands of foreign currencies

Counterparty	Contract year	Contract Amount		Contract interest rate per annum
				Pay	Receive
<Trading>
Nomura (*1)	2018~2038	~~W~~	30,000	3M CD + 0.10%	3.75%
Hana Bank	2022~2027		200,000	3.02%	3M CD + 0.61%
Hana Bank	2022~2027		200,000	3.04%	3M CD + 0.58%
Hana Bank	2022~2027		250,000	3.38%	3M CD + 0.59%
Nomura	2022~2027		200,000	3.55%	3M CD + 0.60%
Shinhan Bank	2022~2027		150,000	3.53%	3M CD + 0.55%
Hana Bank	2022~2027		200,000	3.70%	3M CD + 0.59%
Nomura	2022~2027		300,000	3.89%	3M CD + 0.67%
Hana Bank	2022~2027		200,000	3.93%	3M CD + 0.67%
Nomura	2022~2027		200,000	3.80%	3M CD + 0.68%
Nomura	2022~2027		300,000	4.04%	3M CD + 0.60%
Hana Bank	2022~2027		100,000	4.68%	3M CD + 1.04%
Hana Bank	2022~2027		100,000	5.45%	3M CD + 1.20%
Shinhan Bank	2023~2028		200,000	4.27%	3M CD + 0.76%
Shinhan Bank	2023~2028		50,000	4.27%	3M CD + 0.76%
Nomura	2023~2028		250,000	4.13%	3M CD + 0.73%
Hana Bank	2023~2028		200,000	3.74%	3M CD + 0.51%
Hana Bank	2023~2028		100,000	4.19%	3M CD + 0.50%
Shinhan Bank	2023~2028		300,000	3.81%	3M CD + 0.70%
Hana Bank	2023~2028		200,000	3.95%	3M CD + 0.50%
Shinhan Bank	2024~2029		200,000	3.84%	3M CD + 0.50%
Hana Bank	2024~2027		250,000	3.72%	3M CD + 0.34%
Hana Bank	2024~2027		250,000	3.77%	3M CD + 0.31%
Hana Bank	2024~2027		250,000	3.31%	3M CD + 0.31%
Hana Bank	2024~2027		200,000	3.46%	3M CD + 0.53%
Nomura	2024~2027		200,000	3.38%	3M CD + 0.50%
Hana Bank	2024~2027		300,000	3.18%	3M CD + 0.53%
Hana Bank	2025~2030		200,000	3.28%	3M CD + 0.57%
Hana Bank	2025~2030		200,000	3.28%	3M CD + 0.62%
Shinhan Bank	2025~2030		200,000	2.82%	3M CD + 0.50%
Hana Bank	2025~2028		200,000	2.86%	3M CD + 0.45%
Hana Bank	2025~2028		200,000	2.85%	3M CD + 0.25%
Shinhan Bank	2025~2026		100,000	3.30%	3M CD + 0.45%
Nomura	2017~2032		52,457	Floating rate + 2.55%	2.60%
Nomura	2017~2032		59,423	Floating rate + 2.57%	2.62%
Nomura (*2)	2021~2041		30,000	1.84%	2.60%
Nomura (*3)	2021~2041		50,000	1.87%	2.38%
MUFG	2022~2048		USD 155,941	3M SOFR	3.71%
Mizuho Capital Markets LLC	2022~2048		USD 155,941	3M SOFR	1.05%
NORD LB Bank	2022~2036		USD 16,121	1.83%	6M SOFR
Rabobank	2022~2036		USD 19,619	1.83%	6M SOFR
Mizuho Capital Markets LLC	2024~2045		USD 77,399	3M USD Synthetic Libor	1.14%

<Cash flow hedge>
Export-Import Bank of Korea	2015~2031		USD 11,021	2.67%	SOFR + 0.43%
ING Bank	2015~2031		USD 27,178	2.67%	SOFR + 0.43%
BNP Paribas	2015~2031		USD 28,994	2.67%	SOFR + 0.43%
BNP Paribas	2009~2027		USD 22,923	4.16%	6M USD Synthetic Libor
KFW	2009~2027		USD 22,923	4.16%	6M USD Synthetic Libor
Export-Import Bank of Korea	2016~2036		USD 51,095	3.00%	6M USD Synthetic Libor
SMTB	2025~2036		JPY 3,557,580	1.82%	6M TIBOR + 0.55%

Notes:

(1)	Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.

(2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT+0.35% is applied thereafter.
(3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT+0.35% is applied thereafter.

Under these interest rate swap contracts, we recognized net valuation gain of Won 45 billion in 2025.

We engage in transactions denominated in foreign currencies and consequently become exposed to fluctuations in exchange rates. The carrying amounts of our foreign currency-denominated monetary assets and monetary liabilities as of December 31, 2024 and 2025 were as follows:

	Assets		Liabilities
Type	2025	2024	2025	2024
	In thousands of foreign currencies
AED	51,617	33,465	4,927	8,795
AUD	49	26	—	64
BDT	2,251	2,252	—	—
BWP	726	768	—	—
EGP	759,561	203,044	—	—
CAD	579	2	—	61
CHF	—	—	99,946	100,686
DOP	6,378	7,772	—	—
EUR	89,734	20,433	44,482	47,829
GBP	90	139	—	4
HKD	—	—	6,286,899	5,093,862
IDR	37,788,922	37,830,902	49,014,235	4,027,099
INR	1,175,785	1,037,437	161,578	225,042
JOD	646	902	433	49,128
JPY	60,443	23,798	746,066	7,483,199
KZT	1,485	1,510	—	—
MGA	7,038,637	5,452,745	577,908	248,175
MMK	188,021	188,021	—	—
MYR	2,805	2,805	—	—
PHP	71,400	19,401	—	—
PKR	64,839,210	68,734,242	10,418	10,418
RON	748	—	—	—
SAR	1,069	1,087	—	—
SEK	—	—	449,349	449,302
SGD	1,783	291	—	110
USD	1,356,230	1,651,765	13,851,077	15,364,685
UYU	93,414	99,189	1,285	1,141
VND	772,198	733,338	—	587,003
ZAR	84,167	79,897	—	—

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

If the Won depreciates against the U.S. dollar and all other foreign currencies held by us by 10%, and all other variables are held constant from their levels as of December 31, 2025, we estimate that our unrealized foreign exchange translation losses will increase by Won 1,885 billion in 2025. Such sensitivity analysis is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency as of December 31, 2024 and 2025, without taking into consideration of the hedge effect of swap transactions. To manage our foreign currency risk related to foreign currency-denominated receivables and payables, we have a policy of entering into currency forward agreements. In addition, to manage our foreign currency risk related to foreign currency-denominated expected sales transactions and purchase transactions, we enter into cross-currency swap agreements.

We are exposed to interest rate risk due to our borrowings with floating interest rates. If interest rates increase by 1% on all of our borrowings and debentures bearing variable interest, and all other variables are held constant as of December 31, 2025, we estimate that our profit before income taxes will decrease by Won 152 billion (not reflecting the fact that a portion of such interest may be capitalized under IFRS) in 2025. Such sensitivity analysis does not take into consideration of the hedge effect of interest rate swap transactions. To manage our interest rate risks, we, in addition to maintaining an appropriate mix of fixed and floating rate loans, have entered into certain interest rate swap agreements.

We are exposed to electricity rates risk due to the rate regulation by the Government, which considers the effect of electricity rate changes on the national economy. If the electricity rate rises by 1% and all other variables are held constant as of December 31, 2025, we estimate that our profit before income taxes will increase by Won 930 billion in 2025.

We are exposed to fuel price risks due to the heavy influence of fuel costs on our sales and cost of sales. If the fuel prices of anthracite and bituminous coal, oil, LNG and others used for generation by us and our generation subsidiaries rise by 1% and all other variables are held constant as of December 31, 2025, we estimate that our profit before income taxes will decrease by Won 191 billion in 2025.

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

Depositary Payments for the Fiscal Year 2025

The following table sets forth our expenses incurred in 2025, which were reimbursed by Citibank, N.A. in the aggregate:

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

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2025 were effective in providing reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the framework established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

Following the overhaul in May 2013 by the Committee of Sponsoring Organization of the Treadway (“COSO”) of the COSO Framework relating to internal controls and adoption of the 2013 Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Framework (2013)”), we have, effective January 1, 2014, adopted the COSO Framework (2013) and incorporated it into our internal control system for us and our subsidiaries in order to comply with the Sarbanes Oxley Act and to standardize our internal control system. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 using criteria established by the COSO Framework (2013). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025 based on the criteria established by the COSO Framework (2013).

Audit Report of the Independent Registered Public Accounting Firm

KPMG Samjong Accounting Corp. has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2025, which is included elsewhere in this annual report.

Changes in Internal Controls

During the fiscal year ended December 31, 2025, the Company evaluated changes in its information technology environment that could have affected internal controls over financial reporting, including the ERP system transition implemented in August 2025. Based on this evaluation, management concluded that the changes to the IT environment during the fiscal year did not have a material adverse effect on the design or operating effectiveness of the Company’s internal control over financial reporting, nor is it reasonably likely that such changes will have a material impact on internal control over financial reporting.

In connection with the ERP system transition implemented in August 2025, the Company refined and applied necessary control procedures based on its existing internal control framework. The ERP transition was planned and executed in accordance with the Company’s established change management and internal control procedures. Following the transition, controls relevant to financial reporting across key functional areas, including human resources, accounting, procurement, construction, and facilities maintenance, continue to operate effectively.

In addition to the ERP system, the Company operates enterprise-wide management systems, including data integration systems, management information systems, and business planning and simulation systems. These systems are managed within the scope of the Company’s internal control over financial reporting. The ERP system, which serves as a core information infrastructure, is managed under the Company’s internal control and IT governance framework.

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

The following table sets forth the aggregate fees billed for each of the years ended December 31, 2024 and 2025 for professional services rendered by our principal accountant for such year, for various types of services and a brief description of the nature of such services. KPMG Samjong Accounting Corp., an independent registered public accounting firm, was our principal accountant for the year ended December 31, 2025, while EY Han Young (formerly, Ernst & Young Han Young) served as our principal accountant for the year ended December 31, 2024.

	Aggregate Fees Billed During
Type of Services	2024	2025	Nature of Services
	(In millions of Won)
Audit Fees	~~W~~ 8,668	~~W~~8,165	Audit service including interim review service for KEPCO and its subsidiaries.
Audit-Related Fees	348	465	Comfort letter services.
Tax Fees	117	622	Tax compliance and advisory services, including tax return assistance, transfer pricing compliance and documentation, support for tax audits and tax advisory.
All Other Fees	—	—	All other services which do not meet the three categories above.

Total	~~W~~ 9,133	~~W~~9,252

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are committed to high standards of corporate governance. We are in compliance with the corporate governance provisions of the KEPCO Act, the Act on the Management of Public Institutions, the Korean Commercial Act, the Financial Investment Services and Capital Markets Act of Korea and the Listing Rules of the Korea Exchange. We, like all other companies in Korea, must comply with the corporate governance provisions under the Korean Commercial Act, except to the extent the KEPCO Act and the Act on the Management of Public Institutions otherwise require. Our corporate governance is also affected by various regulatory guidelines, including those promulgated by the Ministry of Finance and Economy. In addition, as a company listed on the Korea Exchange, we are subject to the Financial Investment Services and Capital Markets Act of Korea, unless otherwise provided by the Financial Investment Services and Capital Markets Act of Korea.

The Act on the Management of Public Institutions

General Provisions

On April 1, 2007, the Act on the Management of Public Institutions took effect by abolishing and replacing the Government-invested Enterprise Management Basic Act, which was enacted in 1984. Unless stated otherwise therein, the Act on the Management of Public Institutions takes precedence over any other laws and regulations in the event of inconsistency. On April 2, 2007, pursuant to this Act the Minister of the Ministry of Finance and Economy designated us as a “market-oriented public enterprise” as defined under this Act, and we became subject to this Act accordingly. We incorporated the applicable provisions of this Act into our Articles of Incorporation by amendment thereto in September 2007.

The Act on the Management of Public Institutions sets out the rules for corporate governance for entities that are subject to this Act, including the appointment of their respective president and directors. Under this Act as it applies to us as a “market-oriented public enterprise”, (i) a senior non-standing director as appointed by the Minister of the Ministry of Finance and Economy becomes the chairperson of our board of directors following the review and resolution of the Committee for Management of Public Institutions; (ii) our president and our standing directors who concurrently serve as members of our audit committee are appointed by the President of Korea upon the motion of the Ministry of Climate, Energy and Environment (in the case of our president) or of the Ministry of Finance and Economy (in the case of standing directors who concurrently serve as members of our audit committee), following the nomination by such enterprise’s director nomination committee, the review and resolution of the Committee for Management of Public Institutions pursuant to the Act on the Management of Public Institutions and an approval at the general meeting of our shareholders; (iii) our standing directors other than the president and those who also serve as audit committee members must be appointed by our president with the approval at the general meeting of our shareholders from a pool of candidates recommended by our director nomination committee; and (iv) our non-standing directors must be appointed by the Minister of the Ministry of Finance and Economy following the review and resolution of the Committee for Management of Public Institutions from a pool of candidates recommended by the director nomination committee, and must (a) have ample knowledge and experience in business management who cannot be public service personnel other than a public educational official at national or public schools or (b) have held their offices in us for at least three years and either (x) be recommended by the representative of our employees (or the representative of the labor union if there is a labor union comprising the majority of our employees) or (y) obtain consent from the majority of our employees. We are required to appoint at least one non-standing director who qualifies the requirement (b) above.

The Committee for Management of Public Institutions is established pursuant to the Act on the Management of Public Institutions and is comprised of one chairperson who is the Minister of the Ministry of Finance and Economy and the following members: (i) one Vice Minister-level public official from the Office for Government Policy Coordination as nominated by the Minister of the Office for Government Policy Coordination; (ii) one Vice Minister, Deputy Administrator or an equivalent public official of the related administrative agency as prescribed by Presidential Decree; (iii) one Vice Minister, Deputy Administrator, or an equivalent public official of the competent agency who does not fall under sub-clause (ii); and (iv) 11 or fewer persons commissioned by the President based on the recommendation of the Minister of the Ministry of Finance and Economy from among persons in various fields including law, economy, press, academia, labor, who have good knowledge and experience in the operation and business administration of public institutions as well as good reputation for impartiality.

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

As required under Act on the Management of Public Institutions, we submit to the Government by October 31 every year a report on our medium to long-term management goals. Under the Act on the Management of Public Institutions, we are also required to give separate public notice of important management matters, such as our budget and financial statements, status of directors and annual reports. In addition, for purposes of providing a comparison of the management performances of Government agencies, we are required to post on a designated website a notice on a standard form detailing our management performance. Following consultation with the Minister of the Ministry of Climate, Energy and Environment and the review and resolution of the Committee for Management of Public Institutions, the Ministry of Finance and Economy must examine the adequacy and competency of Government agencies and establish plans on merger, abolishment, restructuring and privatization of public agencies. In such case, the Minister of the Ministry of Climate, Energy and Environment must execute these plans and submit a performance report to the Ministry of Finance and Economy.

Under certain amendments to the Act on the Management of Public Institutions that became effective as of July 1, 2019, our president is required to establish a plan to appoint directors and senior management based on the gender equality, endeavor to follow such plan, and submit an annual report on our gender equality plan regarding appointment of directors and senior management to the Ministry of Finance and Economy.

Application of the Act to Our Generation Subsidiaries

On January 24, 2011, the Ministry of Finance and Economy changed the designation of our six generation subsidiaries from “other public institutions” to “market-oriented public enterprises”, each as defined in the Act on the Management of Public Institutions, and all of our generation subsidiaries accordingly amended their respective articles of incorporation in 2011 to be in compliance with this Act. As “other public institutions”, our generation subsidiaries previously were not subject to the same regulations under the Act on the Management of Public Institutions applicable to us with regards to corporate governance matters such as the appointment and dismissal of directors and the composition of the boards of directors. However, as “market-oriented public enterprises”, our generation subsidiaries are currently subject to the same such regulations that are applicable to us.

Specifically, prior to such designation, (i) our president appointed the presidents and the statutory auditors of our generation subsidiaries; (ii) the selection of non-standing directors of each such subsidiary was subject to approval by our president; (iii) the president of each such subsidiary entered into a management contract with our president; and (iv) our evaluation committee conducted performance evaluation of such subsidiaries. However, following such designation, akin to the appointment process applicable to us, (i) the President of Korea appoints the presidents and standing directors of our generation subsidiaries that concurrently serve as members of the audit committees; (ii) the selection of non-standing directors of these subsidiaries is subject to approval by the Minister of the Ministry of Finance and Economy; (iii) the president of each such generation subsidiary is required to enter into a management contract directly with the Minister of the Ministry of Climate, Energy and Environment; and the Committee for Management of Public Institutions conducts performance evaluation of such subsidiaries.

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

In addition, the Government has imposed a number of regulations that further affect the respective operational boundaries between us and our generation subsidiaries, including as follows:

•

In August 2010, in furtherance of the Act on the Management of Public Institutions, the Ministry of Finance and Economy announced the Proposal for the Improvement in the Structure of the Electric Power Industry, which was designed to promote responsible management by and improve operational efficiency of Government-affiliated electricity companies by fostering competition among them. Key initiatives of the proposal included the following: (i) maintain the current structure of having six generation subsidiaries and designate the six generation subsidiaries as market-oriented public enterprises under the Act on the Management of Public Institutions in order to foster competition among the generation subsidiaries and promote efficiency in their operations, and (ii) clarify the scope of the business of us and the six generation subsidiaries (namely, that we shall manage the financial structure and governance of the six generation subsidiaries and nuclear power plant and overseas resources development projects, while the six generation subsidiaries will have greater autonomy with respect to construction and management of generation units and procurement of fuel, among others).

•

In January 2011, the Ministry of Finance and Economy created a “joint cooperation unit” consisting of officers and employees selected from the five thermal power generation subsidiaries in order to reduce inefficiencies in areas such as fuel transportation, inventories, materials and equipment and construction, etc. and allow the thermal power generation subsidiaries to continue utilizing the benefits of economy of scale after split off of our generation business units into separate subsidiaries. The purpose of the joint cooperation unit was to give greater autonomy to the generation subsidiaries with regard to power plant construction and management and fuel procurements, and thereby enhance efficiency in operating power plants. The main functions of the joint cooperation unit are as follows: (i) maintain inventories of bituminous coal through volume exchanges and joint purchases, (ii) reduce shipping and demurrage expenses through joint operation and distribution of dedicated vessels,

(iii) reduce costs by sharing information on generation material inventories and (iv) sharing human resources among the five thermal power generation subsidiaries for construction projects, among other things.

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

Under the Act on the Management of Public Institutions, the number of standing directors including our president must be less than one-half of incumbent directors. For a discussion on qualifications of non-standing directors, see Item 6.A. “Directors and Senior Management—Board of Directors.” Under the Act on the Management of Public Institutions, a non-standing director is appointed by the Ministry of Finance and Economy following the review and resolution of the Committee for Management of Public Institutions from a pool of candidates recommended by the director nomination committee, and must (i) have ample knowledge and experience in business management or (ii) have held his or her offices for at least three years and either (a) be recommended by the representative of the employees (or the representative of the labor union if there is a labor union comprising the majority of the employees) or (b) obtain consent from the majority of the employees. We are required to appoint at least one non-standing director who qualifies the requirement (ii) above. Government officials that are not part of the teaching staff in national and public schools are ineligible to become our non-standing directors.

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

Jun, Young-Sang, a standing director, Kim, Sung-Eun, a non-standing director, and Lee, Sung-Ho, who has resigned from his position as a non-standing director effective April 1, 2026, are currently members of our audit committee. All such members of the audit committee are independent within the meaning of the Korea Exchange listing standards, the regulations promulgated under the Korean Commercial Act and the New York Stock Exchange listing standards.

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

Not applicable.

ITEM 16J.  INSIDER TRADING POLICIES.
We have implemented policies which include provisions that provide guidance on the purchases, sales and other dispositions of our securities by our directors, officers and employees, namely Article 42 of our Guidelines for the Conduct of Officers and Employees, Article 12 of our Guidelines on the Operation of Conflict of Interest Prevention System, and Article 13 of our Code of Conduct (collectively, the “Insider Trading Policy”), with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of the New York Stock Exchange. As a public institution subject to the Act on the Prevention of Conflict of Interest Related to Duties of Public Servants, we are subject to stricter insider trading regulations pursuant to Article 14 of the Act and are required to implement the Guidelines on the Operation of the Conflict of Interest Prevention System in accordance with Article 33(1) of its Enforcement Decree. Furthermore, pursuant to Article 9(1) of the Act on the Prevention of Corruption and the Establishment and Management of the Anti-Corruption and Civil Rights Commission, we are also required to implement a Code of Conduct, including the Guidelines for the Conduct of Officers and Employees, which governs insider trading policies. A copy of our Insider Trading Policy is annexed to this annual report as Exhibit 11.1.
ITEM 16K.  CYBERSECURITY.
Overview
Cybersecurity presents an ever-evolving challenge to the electric power industry, and we and our generation subsidiaries have identified cybersecurity as a key enterprise risk. Our operations require the continuous availability of critical information and operational technology systems, and the protection of sensitive customer and employee data, and infrastructure information, all of which are likely targets for malicious actors. Cybersecurity attacks may originate from external actors, internal threats, or through our supply chain, and they continue to increase in frequency and sophistication. Our increased reliance on technology necessarily increases cybersecurity risk. Cybersecurity incidents may cause a major disruption of our operations, and therefore materially affect our and our generation subsidiaries’ financial condition, operations, and reputation of us and our generation subsidiaries. For more information regarding how cybersecurity threats could materially affect us and our generation subsidiaries, see Item 3.D. “Risk Factors—We are subject to physical security and cybersecurity risk” and Item 4.B. “Business Overview—Cybersecurity.”
We and our generation subsidiaries have not experienced any cybersecurity incidents in the past four years that have materially affected our business strategy, results of operations, or financial condition of us and our generation subsidiaries.
Risk Management, Strategy and Oversight
We assess and monitor cybersecurity risks to our infrastructure, new projects and third parties we engage with, especially service providers. We have established a cybersecurity management system, which is called “Cybersecurity GRC System,” through which we identify, evaluate and manage cybersecurity risks. Additionally, the National Intelligence Service and the Ministry of Climate, Energy and Environment perform regular audits to identify, evaluate and manage material risks from cybersecurity threats in accordance with the Basic Guidelines for National Information Security and the detailed guidelines for information security issued by the Ministry of Climate, Energy and Environment.
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

18
3

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19(a). “Exhibits” for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a)	Exhibits filed as part of this Annual Report

See Index of Exhibits beginning on page 185 of this annual report.

(b)	Financial Statements filed as part of this Annual Report

See Index to Financial Statements on page F-1 of this annual report.

INDEX OF EXHIBITS

1.1	Articles of Incorporation, as amended on April 8, 2026 (in English)

2.1(3)	Form of Deposit Agreement

8.1	List of Subsidiaries

11.1(1)	Insider Trading Policies

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act (Certifications under Section 302 of the Sarbanes-Oxley Act of 2002)

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350) (Certifications under Section 906 of the Sarbanes-Oxley Act of 2002)

15.1	The Korea Electric Power Corporation Act, as amended on October 1, 2025 (in English)

15.2	Enforcement Decree of the Korea Electric Power Corporation Act, as amended on October 1, 2025 (in English)

15.3	The Act on the Management of Public Institutions, as amended on October 1, 2025 (in English)

15.4	Enforcement Decree of the Act on the Management of Public Institutions, as amended on December 30, 2025 (in English)

97.1(2)	Policy Relating to Recovery of Erroneously Awarded Compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Documents

104	The cover page for the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, has been formatted in Inline XBRL

(1)	Incorporated by reference to the Registrant’s annual report on Form 20-F (No. 001-13372) previously filed on April 28, 2025.
(2)	Incorporated by reference to the Registrant’s annual report on Form 20-F (No. 001-13372) previously filed on April 30, 2024.
(3)	Incorporated by reference to the Registrant’s Registration Statement on Form F-6 with respect to the ADSs, registered under Registration No. 333-196703.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Kim, Dong-Cheol
Name:	Kim, Dong-Cheol
Title:	President and Chief Executive Officer
Date:	April 29, 2026

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm (KPMG Samjong Accounting Corp.; PCAOB ID No. 1357) on Consolidated Financial Statements (as of December 31, 2025 and for the year then ended)	F-2
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	F-4
Report of Independent Registered Public Accounting Firm (Ernst & Young Han Young; PCAOB ID No. 1437) on Consolidated Financial Statements (as of December 31, 2024, and for each of the two years in the period ended December 31, 2024)
F-5
Consolidated Statements of Financial Position as of December 31, 2024 and 2025	F-6
Consolidated Statements of Comprehensive Income or Loss for each of the years in the three-year period ended December 31, 2025	F-8
Consolidated Statements of Changes in Equity for each of the years in the three-year period ended December 31, 2025	F-10
Consolidated Statements of Cash Flows for each of the years in the three-year period ended December 31, 2025	F-13
Notes to the Consolidated Financial Statements	F-15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of
Korea Electric Power Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of Korea Electric Power Corporation and subsidiaries (the Company) as of December 31, 2025, the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control-Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Critical Audit Matter
s
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.
Impairment of property, plant and equipment in the cash-generating unit related to electricity sales
The Company’s property, plant and equipment (“PP&E”) amounted to KRW 187,751,538 million as of December 31, 2025, which included PP&E in the cash-generating unit (“CGU”) related to electricity sales. As discussed in Note 2.(4) and Note 3.(18) to the consolidated financial statements, the Company performed impairment assessment for the CGU by comparing the carrying amount of the CGU with its estimated value-in-use (“VIU”) amount.
We identified the evaluation of impairment of PP&E in the CGU related to electricity sales as a critical audit matter. Specifically, the determination of unit sales prices and the discount rate used by management in estimating VIU of the CGU involved a high degree of subjectivity and uncertainty. A minor change in unit sales prices or the discount rate may have a material impact on the impairment of the CGU. Consequently, evaluating the reasonableness of these key assumptions required subjective, challenging and complex auditor judgments.

The following are the primary procedures we performed to address this critical audit matter.

•
We evaluated the design and tested the operating effectiveness of certain internal controls related to the assessment of the VIU of the CGU, including controls over management’s review of the determination of unit sales prices and the discount rate.

•	We performed sensitivity analysis as a risk assessment procedure on unit sales prices, and the discount rate to evaluate the impact of changes in these assumptions on the VIU of the CGU.

•	We assessed the unit sales prices assumptions by comparing them to those used in budgets as approved by the board of directors and historical tariff rates policy measures adopted by the government.

•	We compared the estimated unit sales price prepared in prior year with the current year’s actual results to assess the Company’s ability to accurately forecast.

•
We involved valuation professionals with specialized skills and knowledge, who assisted in: (1) assessing the reasonableness of the unit sales prices assumptions by comparing them to government-approved tariff framework, historical tariff changes, and relevant external market data, and (2) evaluating the appropriateness of the discount rate by independently developing a range of discount rate using publicly available market information and comparing it to the rate used by management.

Evaluation of Provision for Decommissioning Cost—Nuclear Plants
As discussed in Note 3.(20) and Note 26 to the consolidated financial statements, the Company recognized a provision for decommissioning cost—Nuclear plants of KRW 24,176,897 million as of December 31, 2025. The Company measures the provision at the present value of the estimated future decommissioning costs.
We identified the evaluation of provisions for decommissioning cost—Nuclear plants as a critical audit matter. Specifically, the determination of the discount rate and the inflation rate used by management in measuring the present value of the provision involved a high degree of subjectivity and uncertainty. A minor change in either the discount rate or the inflation rate may have a material impact on the measurement of the provision. Consequently, evaluating the discount rate and the inflation rate assumptions required subjective, challenging and complex auditor judgment.
The following are the primary procedures we performed to address this critical audit matter.

•
We evaluated the design and tested the operating effectiveness of certain internal controls related to the measurement of the provision for decommissioning cost - Nuclear plants, including controls over management’s review of the determination of the discount rate and the inflation rate.

•	We performed sensitivity analysis as a risk assessment procedure on the discount rate and inflation rate to evaluate the impact of changes in these assumptions on the measurement of the provision.

•
We involved valuation professionals with specialized skills and knowledge, who assisted in: (1) assessing the long-term market interest rate for discounting the provision by evaluating its consistency with the expected timing and duration of future decommissioning cash outflows, and (2) evaluating the discount rate and inflation rate assumptions used by management by comparing them to publicly available long-term market data.

/s/ KPMG Samjong Accounting Corp.
We have served as the Company’s auditor since 2025.
Seoul, Korea
April 29, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING
To the Shareholders and Board of Directors of
Korea Electric Power Corporation
Opinion on Internal Control Over Financial Reporting
We have audited Korea Electric Power Corporation and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control—Integrated Framework
(2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in
Internal Control—Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2025, the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements), and our report dated April 29, 2026 expressed an unqualified opinion on those consolidated financial statements.
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
April 29, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON CONSOLIDATED FINANCIAL STATEMENTS
To the Shareholders and Board of Directors of
Korea Electric Power Corporation
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of Korea Electric Power Corporation and subsidiaries (the “Company”) as of December 31, 2024, the related consolidated statements of comprehensive income or loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
/s/ Ernst & Young Han Young
We have served as the Company’s auditor from 2018 to 2024.
Seoul, the Republic of Korea
April 28, 2025

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Financial Position
As of December 31, 2024 and 2025

	Note		2024	2025
			In millions of won
Assets
Current assets
Cash and cash equivalents	5,6,7,45	￦	2,382,979	2,240,811
Current financial assets, net	5,6,9,11,12,13,45,47		3,494,717	4,250,164
Trade and other receivables, net	5,8,20,24,45,46,47		12,216,216	12,618,480
Inventories, net	14		9,769,236	10,152,724
Income tax receivables	41		78,495	91,579
Current non-financial assets	15		1,267,914	1,361,630
Assets held-for-sale	16,42		45,648	—

Total current assets			29,255,205	30,715,388

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,45,47		4,945,990	4,565,561
Non-current trade and other receivables, net	5,8,20,45,46,47		3,157,409	3,124,185
Property, plant and equipment, net	4,18,24,27,49		182,982,763	187,751,538
Investment properties, net	4,19,27		228,984	238,772
Goodwill, net	4,16		99,179	99,303
Intangible assets other than goodwill, net	4,21,27,46		1,046,918	1,001,295
Investments in associates	4,17		6,704,754	6,851,456
Investments in joint ventures	4,17		4,581,340	6,512,332
Defined benefit assets, net	25		40,425	104,344
Deferred tax assets	41		13,436,624	12,950,032
Non-current non-financial assets	4,15		328,204	1,013,251

Total non-current assets			217,552,590	224,212,069

Total Assets	4	￦	246,807,795	254,927,457

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Financial Position, Continued
As of December 31, 2024 and 2025

	Note		2024	2025
			In millions of won
Liabilities
Current liabilities
Trade and other payables	5,22,24,45,47	￦	9,411,315	8,621,671
Current financial liabilities	5,12,23,45,47		44,465,866	45,939,089
Income tax payables	41		970,496	1,571,143
Current non-financial liabilities	20,28,29		6,327,141	6,805,171
Current provisions	26,45		2,793,971	4,170,243

Total current liabilities			63,968,789	67,107,317

Non-current liabilities
Non-current trade and other payables	5,22,24,45,47		4,609,241	4,028,808
Non-current financial liabilities	5,12,23,45,47		88,352,359	83,995,702
Non-current non-financial liabilities	28,29		13,281,520	13,726,159
Employee benefits liabilities, net	25,45		1,451,547	1,381,852
Deferred tax liabilities	41		5,944,472	6,500,975
Non-current provisions	26,45		27,837,034	28,863,700

Total non-current liabilities			141,476,173	138,497,196

Total Liabilities	4	￦	205,444,962	205,604,513

Equity
Contributed capital	1,30,45
Share capital		￦	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			—	567,469
Unappropriated retained earnings (undisposed deficit)			18,523,337	26,328,205

			20,128,247	28,500,584

Other components of equity	34
Other capital surplus			1,600,812	1,566,635
Accumulated other comprehensive income			1,424,014	1,340,560
Other equity			12,708,585	12,708,585

			15,733,411	15,615,780

Equity attributable to owners of the controlling company			39,915,236	48,169,942
Non-controlling interests	16,33		1,447,597	1,153,002

Total Equity		￦	41,362,833	49,322,944

Total Liabilities and Equity		￦	246,807,795	254,927,457

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income or Loss
For each of the years in the three-year period ended December 31, 2025

	Note		2023	2024	2025
			In millions of won, except per share information
Sales	4,35,45,47
Sale of goods	2	￦	85,940,137	91,018,712	95,167,797
Sales of construction services	20		785,395	849,108	673,693
Sales of services			750,878	710,445	726,096

			87,476,410	92,578,265	96,567,586

Cost of sales	14,25,43,47
Cost of sales of goods			(88,066,120)	(80,221,013)	(77,593,597)
Cost of sales of construction services			(1,003,601)	(1,185,886)	(2,439,881)
Cost of sales of services			(629,806)	(557,261)	(671,334)

			(89,699,527)	(81,964,160)	(80,704,812)

Gross profit (loss)			(2,223,117)	10,614,105	15,862,774
Selling and administrative expenses	25,36,43,47		(3,061,582)	(3,070,026)	(3,233,977)
Other income	28,37		1,275,902	1,297,985	1,287,063
Other expenses	37		(258,905)	(465,688)	(243,387)
Other gains, net	38		22,686	84,884	338,973

Operating profit (loss)	4		(4,245,016)	8,461,260	14,011,446
Finance income	5,12,39		1,425,031	3,448,177	2,038,143
Finance expenses	5,12,40		(5,347,018)	(7,535,228)	(5,038,751)
Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Share of profit of associates and joint ventures			804,141	937,959	807,419
Gain on disposal of investments in associates and joint ventures			18,204	186,066	3,880
Reversal of impairment loss on investments in associates and joint ventures			347	10,527	—
Gain on disposal of investments in subsidiaries			2	98	27
Share of loss of associates and joint ventures			(209,085)	(182,507)	(206,743)
Loss on disposal of investments in associates and joint ventures			—	(650)	—
Loss on impairment of investments in associates and joint ventures			(19)	(69,173)	—
Loss on disposal of investments in subsidiaries			(564)	—	(28,491)

			613,026	882,320	576,092

Profit (loss) before income tax			(7,553,977)	5,256,529	11,586,930
Income tax benefit (expense)	41		2,837,833	(1,634,561)	(2,920,274)

Profit (loss) for the year		￦	(4,716,144)	3,621,968	8,666,656
(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income or Loss, Continued
For each of the years in the three-year period ended December 31, 2025

	Note		2023	2024	2025
			In millions of won, except per share information
Other comprehensive income (loss), net of tax	5,12,25,31,34
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability	25,31	￦	(271,724)	(296,135)	(27,437)
Share of other comprehensive loss of associates and joint ventures	31		(27,349)	(6,346)	(5,944)
Net change in fair value of financial assets at fair value through other comprehensive income (loss)	34		(31,665)	100,759	143,886
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,34		(3,654)	11,870	34,663
Foreign currency translation of foreign operations	34		(17,274)	164,628	(32,608)
Share of other comprehensive income (loss) of associates and joint ventures	34		122,994	654,225	(257,793)

Other comprehensive income (loss) for the year			(228,672)	629,001	(145,233)

Total comprehensive income (loss) for the year		￦	(4,944,816)	4,250,969	8,521,423

Profit (loss) attributable to:
Owners of the controlling company	44	￦	(4,822,549)	3,491,698	8,544,918
Non-controlling interests			106,405	130,270	121,738

		￦	(4,716,144)	3,621,968	8,666,656

Total comprehensive income (loss) attributable to:
Owners of the controlling company		￦	(5,032,584)	4,070,175	8,425,621
Non-controlling interests			87,768	180,794	95,802

		￦	(4,944,816)	4,250,969	8,521,423

Earnings (loss) per share (in won)	44
Basic and diluted earnings (loss) per share		￦	(7,512)	5,439	13,311
See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
For each of the years in the three-year period ended December 31, 2025

		Equity attributable to owners of the controlling company				Non- controlling interests
		Contributed capital	Retained earnings	Other components of equity	Subtotal		Total equity
		In millions of won
Balance as of January 1, 2023	￦	4,053,578	21,431,300	15,060,518	40,545,396	1,454,860	42,000,256
Total comprehensive income (loss) for the year
Profit (loss) for the year		—	(4,822,549)	—	(4,822,549)	106,405	(4,716,144)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(242,987)	—	(242,987)	(28,737)	(271,724)
Share of other comprehensive loss of associates and joint ventures, net of tax		—	(27,349)	—	(27,349)	—	(27,349)
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	(31,665)	(31,665)	—	(31,665)
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	(5,078)	(5,078)	1,424	(3,654)
Foreign currency translation of foreign operations, net of tax		—	—	(25,950)	(25,950)	8,676	(17,274)
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	122,994	122,994	—	122,994
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(45,322)	(45,322)
Additional paid-in capital and others		—	—	(1)	(1)	6,024	6,023
Equity transactions within the consolidated entity		—	—	332,280	332,280	(73,795)	258,485
Changes in consolidation scope		—	—	(48)	(48)	384	336
Dividends paid (hybrid bond)		—	—	—	—	(10,212)	(10,212)
Others		—	(153)	153	—	—	—

Balance as of December 31, 2023	￦	4,053,578	16,338,262	15,453,203	35,845,043	1,419,707	37,264,750

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Changes in Equity, Continued
For each of the years in the three-year period ended December 31, 2025

		Equity attributable to owners of the controlling company				Non- controlling interests
		Contributed capital	Retained earnings	Other components of equity	Subtotal		Total equity
		In millions of won
Balance as of January 1, 2024	￦	4,053,578	16,338,262	15,453,203	35,845,043	1,419,707	37,264,750
Total comprehensive income (loss) for the year
Profit for the year		—	3,491,698	—	3,491,698	130,270	3,621,968
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(281,761)	—	(281,761)	(14,374)	(296,135)
Share of other comprehensive loss of associates and joint ventures, net of tax		—	(6,346)	—	(6,346)	—	(6,346)
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	100,759	100,759	—	100,759
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	11,976	11,976	(106)	11,870
Foreign currency translation of foreign operations, net of tax		—	—	99,624	99,624	65,004	164,628
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	654,225	654,225	—	654,225
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	—	—	—	(126,900)	(126,900)
Additional paid-in capital and others		—	—	—	—	(1,819)	(1,819)
Equity transactions within the consolidated entity		—	—	18	18	(13,878)	(13,860)
Changes in consolidation scope		—	—	—	—	9	9
Dividends paid (hybrid bond)		—	—	—	—	(10,316)	(10,316)
Others
Transfer of revaluation reserve		—	586,394	(586,394)	—	—	—

Balance as of December 31, 2024	￦	4,053,578	20,128,247	15,733,411	39,915,236	1,447,597	41,362,833

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Changes in Equity, Continued
For each of the years in the three-year period ended December 31, 2025

		Equity attributable to owners of the controlling company				Non- controlling interests
		Contributed capital	Retained earnings	Other components of equity	Subtotal		Total equity
		In millions of won
Balance as of January 1, 2025	￦	4,053,578	20,128,247	15,733,411	39,915,236	1,447,597	41,362,833
Total comprehensive income (loss) for the year
Profit for the year		—	8,544,918	—	8,544,918	121,738	8,666,656
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit liability, net of tax		—	(29,899)	—	(29,899)	2,462	(27,437)
Share of other comprehensive loss of associates and joint ventures, net of tax		—	(5,944)	—	(5,944)	—	(5,944)
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	143,888	143,888	(2)	143,886
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	35,483	35,483	(820)	34,663
Foreign currency translation of foreign operations, net of tax		—	—	(5,032)	(5,032)	(27,576)	(32,608)
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	(257,793)	(257,793)	—	(257,793)
Transactions with owners of the Company, recognized directly in equity
Dividends paid		—	(136,738)	—	(136,738)	(76,443)	(213,181)
Additional paid-in capital and others		—	—	(855)	(855)	882	27
Equity transactions within the consolidated entity		—	—	(33,322)	(33,322)	(82,564)	(115,886)
Changes in consolidation scope		—	—	—	—	(144)	(144)
Dividends paid for hybrid bond		—	—	—	—	(2,128)	(2,128)
Repayment of hybrid bond		—	—	—	—	(230,000)	(230,000)

Balance as of December 31, 2025	￦	4,053,578	28,500,584	15,615,780	48,169,942	1,153,002	49,322,944

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For each of the years in the three-year period ended December 31, 2025

		2023	2024	2025
		In millions of won
Cash flows from operating activities
Profit (loss) for the year	￦	(4,716,144)	3,621,968	8,666,656

Adjustments to reconcile profit (loss) for the year to net cash provided by (used in) operating activities:
Income tax expense (benefit)		(2,837,833)	1,634,561	2,920,274
Depreciation		12,869,089	13,833,788	13,630,181
Amortization		163,174	163,567	158,610
Employee benefit expense		358,730	427,980	484,224
Bad debt expense		101,550	60,309	83,001
Interest expense		4,451,659	4,665,095	4,339,560
Loss on disposal of financial assets		1	434	3,525
Loss on disposal of property, plant and equipment		98,120	112,018	112,692
Loss on abandonment of property, plant and equipment		196,697	195,697	122,368
Loss on impairment of property, plant and equipment		17,031	11,240	14,262
Loss on impairment of intangible assets		2,865	902	8,439
Loss on disposal of intangible assets		71	111	13
Increase in provisions		1,611,082	1,762,526	3,492,316
Loss on foreign currency translation, net		363,659	2,366,830	(407,106)
Gain on valuation of financial assets at fair value through profit or loss		(152,322)	(83,408)	(133,082)
Loss on valuation of financial assets at fair value through profit or loss		24,015	14,247	24,983
Valuation and transaction gain on derivative instruments, net		(323,858)	(2,406,368)	(52,685)
Gain on valuation of investments in associates and joint ventures, net		(595,056)	(755,452)	(600,675)
Gain on disposal of financial assets		(13,162)	(45,493)	(58,115)
Reversal of impairment loss on intangible assets		—	—	(42)
Gain on disposal of property, plant and equipment		(32,196)	(85,990)	(285,525)
Gain on disposal of intangible assets		(136)	(41)	(18)
Gain on disposal of investments in associates and joint ventures		(18,204)	(186,066)	(3,880)
Loss on disposal of investments in associates and joint ventures		—	650	—
Loss on Impairment of investments in associates and joint ventures		19	69,173	—
Reversal of impairment loss on investments in associates and joint ventures		(347)	(10,527)	—
Gain on disposal of subsidiaries		(2)	(98)	(27)
Loss on disposal of investments in subsidiaries		564	—	28,491
Interest income		(429,620)	(467,525)	(440,386)
Dividend income		(25,941)	(70,601)	(26,137)
Others, net		6,910	(76,125)	(422,833)

		15,836,559	21,131,434	22,992,428

Changes in working capital:
Trade receivables		(1,484,134)	2,702	(436,841)
Non-trade receivables		625,993	(191,526)	76,882
Accrued income		(258,993)	(189,995)	325,716
Other receivables		56,460	101,042	97,299
Other current assets		251,842	(656,588)	(713,475)
Inventories		147,798	(1,412,713)	(1,566,800)
Other non-current assets		(101,576)	108,625	(165,996)
Trade payables		(3,154,822)	109,214	(957,469)
Non-trade payables		(960,450)	(97,540)	(498,552)
Accrued expenses		(228,464)	(508,199)	(343,879)
Other current liabilities		901,692	(2,261,294)	642,339
Other non-current liabilities		437,809	2,892,947	365,255
Investments in associates and joint ventures (dividends received)		592,812	364,287	346,203
Provisions		(1,497,699)	(1,588,396)	(1,840,454)
Payments of employee benefit obligations		(281,383)	(208,248)	(362,044)
Plan assets		(188,566)	(254,763)	(350,970)

	￦	(5,141,681)	(3,790,445)	(5,382,786)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows, Continued
For each of the years in the three-year period ended December 31, 2025

		2023	2024	2025
		In millions of won
Cash generated from operating activities	￦	5,978,734	20,962,957	26,276,298
Dividends received (financial assets at fair value through other comprehensive income)		25,941	12,243	26,137
Interest paid		(4,245,838)	(4,697,442)	(4,393,329)
Interest received		329,740	390,671	304,166
Income taxes paid		(566,415)	(792,313)	(1,333,118)

Net cash provided by operating activities		1,522,162	15,876,116	20,880,154

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		5,806	236,624	14,436
Acquisition of investments in associates and joint ventures		(497,634)	(451,813)	(2,096,355)
Proceeds from disposals of property, plant and equipment		309,627	402,603	467,623
Acquisition of property, plant and equipment		(13,908,373)	(14,216,037)	(15,834,139)
Proceeds from disposals of intangible assets		153	428	4,606
Acquisition of intangible assets		(74,832)	(91,851)	(103,490)
Proceeds from disposals of financial assets		4,389,228	2,615,341	3,677,329
Acquisition of financial assets		(3,141,906)	(2,536,994)	(4,341,542)
Increase in loans		(212,994)	(172,849)	(376,811)
Collection of loans		124,386	226,935	413,027
Increase in deposits		(138,205)	(154,503)	(161,923)
Decrease in deposits		130,221	152,803	143,226
Proceeds from disposals of assets held-for-sale		28,727	28,727	40,047
Receipt of government grants		57,207	59,503	25,019
Net cash outflow from changes in consolidation scope		(25,849)	(2,740)	(3,062)
Other cash outflow from investing activities, net		(119,319)	(189,284)	(313,444)

Net cash used in investing activities		(13,073,757)	(14,093,107)	(18,445,453)

Cash flows from financing activities
Proceeds from (Repayment of) short-term borrowings, net		1,842,517	(1,536,401)	948,196
Proceeds from long-term borrowings		3,434,452	2,795,823	1,769,770
Proceeds from debt securities		18,402,589	20,476,245	23,093,711
Repayment of long-term borrowings		(870,586)	(654,581)	(1,211,324)
Repayment of debt securities		(10,116,048)	(24,687,409)	(26,541,349)
Payment of lease liabilities		(574,239)	(612,828)	(549,651)
Settlement of derivative instruments, net		332,263	545,483	621,571
Change in non-controlling interests		218,766	(35,986)	(57,759)
Repayment of hybrid bond		—	—	(230,000)
Dividends paid (hybrid bond)		(10,212)	(10,316)	(2,128)
Dividends paid		(45,323)	(126,903)	(216,780)
Other cash inflow (outflow) from financing activities, net		47,703	(2,428)	(258,858)

Net cash provided by (used in) financing activities		12,661,882	(3,849,301)	(2,634,601)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate fluctuations		1,110,287	(2,066,292)	(199,900)
Effect of exchange rate fluctuations on cash held		(2,180)	106,384	57,732

Net increase (decrease) in cash and cash equivalents		1,108,107	(1,959,908)	(142,168)
Cash and cash equivalents at January 1		3,234,780	4,342,887	2,382,979

Cash and cash equivalents at December 31	￦	4,342,887	2,382,979	2,240,811

See accompanying notes to the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES
Notes to the Consolidated Financial Statements
December 31, 2024 and 2025

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
As of December 31, 2025, KEPCO’s share capital amounts to ￦3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares	Percentage of ownership
The Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank (KDB)	211,235,264	32.90%
Foreign investors	143,869,288	22.41%
Other	170,017,731	26.49%

	641,964,077	100.00%

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation
The consolidated financial statements of KEPCO and its subsidiaries (the “Company”) were approved by the Board of Directors of KEPCO on February 26, 2026 and authorized for issuance on April 17, 2026 for the purpose of Form
20-F
filing with the Securities and Exchange Commission.

(1)	Statement of compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) Accounting Standards as issued by the International Accounting Standards Board (IASB).

(2)	Basis of measurement
These consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

✓	financial assets at fair value through profit or loss;

✓	financial assets at fair value through other comprehensive income or loss;

✓	derivative financial instruments are measured at fair value; and

✓	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

(3)	Functional and presentation currency
These consolidated financial statements are presented in Korean won (presented as “
￦
”, “won” or “KRW”), which is also the functional currency of KEPCO and most of the significant operating subsidiaries.

(4)	Use of estimates and judgments
The preparation of the consolidated financial statements in conformity with IFRS
Accounting Standards
requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

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
The Company records the present value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Company is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

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
December 31, 2024 and 2025

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, Continued

(v)	Unbilled revenue
Electricity delivered but neither metered nor billed is estimated at the reporting date based on the estimated volume of electricity delivered which can vary significantly as a result of customer usage patterns, customer mix, meter reading schedules, weather, and etc. Unbilled revenue recognized for each of the two years ended December 31, 2024 and 2025 are ￦
2,492,898
 million and ￦
2,573,914
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

(vii)	Impairment of non-financial assets other than goodwill
The Company reviews, at the end of each reporting period, whether there is any indication that property, plant and equipment or intangible assets other than goodwill may be impaired. When such indication exists, the Company estimates the recoverable amount of the asset (or a CGU) to determine the amount of impairment loss that should be recognized, if any. The Company measures value in use of a CGU based on discounted cash flows. In determining value in use, key assumptions applied in discounted cash flow model include the discount rate, forecasted future sales volumes, unit sales prices, and cost of purchased power.

(5)	Changes in accounting policies
The Company has applied the following new accounting standards and amendments for its annual reporting period commencing January 1, 2025. The Company has not early adopted any other standards, interpretations or amendments that have been issued but not yet effective.
Amendments to IAS 21 “Lack of Exchangeability”
The amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments require disclosure of information that enables users of financial statements to understand the risk and impact of a currency not being exchangeable, or is expected to affect, an entity’s financial performance, financial position, and cash flows. The amendments apply to annual reporting periods beginning on or after January 1, 2025.
This amendment has no significant impact on the consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

2.	Basis of Preparation, Continued

(6)	New accounting standards and interpretations not yet adopted
The following are the major new and amended accounting standards and interpretations that have been issued but are not yet effective for the fiscal year beginning on January 1, 2025, and have not been early adopted by the Company:
Amendments to IFRS 9, “
Financial Instruments
” and IFRS 7, “
Financial Instruments: Disclosures
” - Classification and Measurement of Financial Instruments
The amendments to IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments include the following:

•
Clarification that a financial liability is derecognized on the settlement date, and the introduction of an accounting policy choice to derecognize financial liabilities settled through electronic payment systems before the settlement date if specific criteria are met;

•	Additional guidance on assessing the contractual cash flow characteristics of financial assets with ESG or similar features;

•	Clarification of the characteristics of non-recourse features and contractually linked instruments; and

•
Introduction of new disclosure requirements for financial instruments with contingent features and additional disclosures for equity instruments measured at fair value through other comprehensive income (FVOCI).

These amendments are effective for reporting periods beginning on or after January 1, 2026, with early adoption permitted. Entities may choose to early adopt only the amendments related to the classification of financial assets and the corresponding disclosures. The Company does not plan to early adopt these amendments.
Annual Improvements to IFRS Accounting Standards -
Volume 11
Annual Improvements to IFRS Volume 11 were issued to enhance consistency among accounting standards and clarify ambiguous requirements. The key improvements include:

•	IFRS 1, “First-time Adoption of IFRS”: Hedge accounting by a first-time adopter;

•	IFRS 7, “Financial Instruments: Disclosures”: Gain or loss on derecognition and implementation guidance;

•	IFRS 9, “Financial Instruments”: Derecognition of lease liabilities and the definition of transaction price;

•	IFRS 10, “Consolidated Financial Statements”: Determination of a “de facto” agent; and

•	IAS 7, “Statement of Cash Flows”: Cost method.
These amendments are effective for reporting periods beginning on or after January 1, 2026, with early adoption permitted. If an entity early adopts these amendments, it must disclose that fact. The Company does not expect these amendments to have a material impact on its consolidated financial statements.
Amendments to IFRS 9, “
Financial Instruments
” and IFRS 7, “
Financial Instruments: Disclosures
” - Contracts for Renewable Electricity
The amendments to IFRS 9 and IFRS 7 regarding contracts for renewable electricity (nature-dependent electricity) include the following:

•	Clarification of the “own-use” requirement for contracts within the scope;

•	Amendments to the requirements for designating the hedged item in a cash flow hedge relationship for contracts within the scope; and

•	New disclosure requirements to enable investors to understand the impact of such contracts on the entity’s financial performance and cash flows.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

2.	Basis of Preparation, Continued

(6)	New accounting standards and interpretations not yet adopted, Continued

These amendments are effective for fiscal years beginning on or after January 1, 2026, with early adoption permitted which must be disclosed. Amendments regarding the
“own-use”
exception must be applied retrospectively, while amendments related to hedge accounting are to be applied prospectively to new hedge relationships designated after the date of initial application. The disclosure amendments to IFRS 7 must be applied together with the amendments to IFRS 9, and comparative information for disclosures need not be provided if comparative information is not restated
.
The Company does not expect these amendments to have a material impact on its consolidated financial statements.
IFRS 18, “
Presentation and Disclosure in Financial Statements
”
IFRS 18, which replaces IAS 1, “
Presentation of Financial Statements
,” has been issued. IFRS 18 introduces new requirements for the statement of profit or loss, including specific totals and subtotals. Entities are required to classify all income and expenses into one of five categories: operating, investing, financing, income taxes, and discontinued operations.
The standard also requires disclosure of “Management-defined Performance Measures” (MPMs) and includes new requirements for aggregating and disaggregating financial information based on identified “roles” of the primary financial statements and the notes.
Furthermore, narrow-scope amendments were made to IAS 7, “Statement of Cash Flows,” such as changing the starting point for calculating operating cash flows under the indirect method from net income to operating profit or loss and removing options for the classification of cash flows arising from interest and dividends.
IFRS 18 and related amendments are effective for reporting periods beginning on or after January 1, 2027. These amendments may be early adopted and such fact must be disclosed. Additionally, IFRS 18 must be applied retrospectively upon initial adoption. The Company is currently assessing the impact of these amendments on its consolidated financial statements. Significant changes expected upon initial application include:

•	Foreign exchange differences will be classified in the same category as the income and expenses of the items that generated them;

•	New disclosures will be added, including:

•	Management-defined Performance Measures (MPMs);

•	Expenses by nature for specific items when expenses are presented by function in the operating category; and

•	A reconciliation between the amounts presented under IFRS 18 and the amounts that would have been presented under IAS 1.

•	In the statement of cash flows, interest received and interest paid will be classified as investing and financing activities, respectively.

3.	Material Accounting Policies
The accounting policies applied by the Company in these consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 202
4
, except for the changes described in Note 2.(5).

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

3.	Material Accounting Policies, Continued

(1)	Basis of consolidation, Continued

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
At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognized at their fair value at the acquisition date, except that:

•
deferred tax assets or liabilities and liabilities or assets related to employee benefit arrangements are recognized and measured in accordance with IAS 12 ‘
Income Taxes
’ and IAS 19 ‘
Employee Benefits
’ respectively;

•	assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 ‘ Non-current Assets Held for Sale ’ are measured in accordance with that standard.
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
Non-controlling
interest that is present at the acquisition date and entitles the holder to a proportionate share of the entity’s net assets in an event of liquidation, may be initially measured either at fair value or at the non-controlling
interest’s proportionate share of the recognized amounts of the acquiree’s identifiable net assets. The choice of measurement can be elected on a transaction-by-transaction
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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

3.	Material Accounting Policies, Continued

(2)	Business combinations, Continued

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
An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but
i
s not control or joint control over those policies. If the Company holds 20% ~ 50% of the voting power of the investee, it is presumed that the Company has significant influence over the investee.
The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. If the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 ‘
Non-current
Assets Held for Sale
’
, any retained portion of an investment in associates that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place. After the disposal takes place, the Company shall account for any retained interest in associates in accordance with IFRS 9 ‘
Financial Instruments
’
unless the retained interest continues to be an associate, in which case the entity uses the equity method.
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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

3.	Material Accounting Policies, Continued

(3)	Investments in associates, Continued

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
The requirements of IAS 28 ’Investments in Associates and Joint Ventures
’
are applied to determine whether it is necessary to recognize any impairment loss with respect to the Company’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 ‘Impairment of Assets’ as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any impairment loss recognized is not allocated to any assets, including goodwill, that forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.
When the Company transacts with its associate, incomes and losses resulting from the transactions with the associate are recognized in the Company’s consolidated financial statements only to the extent of interests in the associate that are not related to the Company.

(4)	Joint arrangements
A joint arrangement is an arrangement of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. Joint arrangements are classified into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e., joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e., joint venturers) have rights to the net assets of the arrangement.
The classification of a joint arrangement as a joint operation or a joint venture depends upon the rights and obligations of the parties to the arrangement. The Company determines the type of joint arrangement in which it is involved by considering the structure and form of the arrangement, the terms agreed by the parties in the contractual arrangement and other facts and circumstances.
If the Company is a joint operator, the Company is to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. If the joint arrangement is a joint venture, the Company is to account for that investment using the equity method accounting in accordance with IAS 28 ‘
Investments in Associates and Joint Ventures
’ (refer to Note 3.(3)), except when the Company is applicable to the IFRS 5 ‘
Non-current
Assets Held for Sale
’.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

3.	Material Accounting Policies, Continued

(6)	Goodwill
The Company measures goodwill which acquired in a business combination at the amount recognized at the date on which it obtains control of the acquiree (acquisition date) less any accumulated impairment losses. Goodwill acquired in a business combination is allocated to each cash-generating unit (or group of CGUs) that is expected to benefit from the synergies arising from the business acquired.
The Company performs impairment assessment for CGUs to which goodwill is allocated at the end of each reporting period and more frequently if an indication that the CGU may be impaired exists. An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.
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
The Company recognizes revenue by applying the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation), in accordance with IFRS 15
, ‘Revenue from Contracts with Customers’
. The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, excluding amounts collected on behalf of third parties. Also, the Company recognizes revenue when the Company satisfies a performance obligation by transferring a promised good or service to a customer.

(i)	Identify the performance obligations in the contract
The Company is engaged in the generation, transformation, transmission and distribution of electricity and development of electric power resources, and electricity sales revenue accounts for
95.46
% of consolidated revenue for the year ended December 31, 2025.
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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

3.	Material Accounting Policies, Continued

(7)	Revenue from Contracts with Customers, Continued

(b) the Company’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
(c) the Company’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

(iv)	Adoption of the cost pass-through tariff system
The Company amended its basic supply terms and conditions with the approval of the Ministry of Trade, Industry and Energy (MOTIE) on December 17, 2020. In accordance with this amendment, the cost pass-through tariff system has been applied to the electricity rate after January 1, 2021. The Company has assessed that the adoption of the new system did not affect the existing accounting policies, including revenue from contracts with customers.

(8)	Leases
The lessee and the lessor account for each lease component separately from non-lease
component, in the lease contracts or contracts that contain lease. However, the Company applied a practical expedient to each type of underlying asset in accounting as a lessee, and instead of separating the non-lease
component from the lease component, it applied a method of accounting for each lease component and the related non-lease
component as a single lease component. The lessor’s accounting has not changed significantly. Therefore, a lease that transfers most of the risks and rewards of ownership of the underlying asset is classified as a finance lease, and a lease that does not transfer most of the risks and rewards of ownership of the underlying asset is classified as an operating lease.

(i)	The Company as a lessor
In the case of finance leases, the Company recognizes the same amount of the net investment in the lease as finance lease receivables and recognizes interest income using the effective interest rate method. Income from operating leases is recognized using the straight-line basis over the lease term, and initial direct costs incurred during the negotiation and contract phase of the operating lease contract are added to the carrying amount of the lease asset and recognized as expenses over the lease term on a straight-line basis.

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
December 31, 2024 and 2025

3.	Material Accounting Policies, Continued

(8)	Leases, Continued

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
The carrying amount of
right-of-use
assets and lease liabilities and their movements during the period are described in Note 24.

(9)	Foreign currencies
Transactions in foreign currencies are translated to the respective functional currencies of the Company entities at exchange rates at the dates of the transactions. Monetary items in foreign currencies are retranslated into the functional currency using the reporting date’s exchange rate.
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

•	Exchange differences arising from transactions undertaken to hedge certain foreign currency risks (refer to note 3.(23)

•	Derivative financial instruments , including hedge accounting); and

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

3.	Material Accounting Policies, Continued

(9)	Foreign currencies, Continued

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
The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset until the asset is ready for its intended use or sale. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.
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
Net defined benefit liability’s measurement is composed of actuarial gains and losses, return on plan assets excluding net interest on net defined benefit liability, and any change in the effect of the asset ceiling, excluding net interest, which are immediately recognized in other comprehensive income. The actuarial gains or losses recognized in other comprehensive income which will not be reclassified into net profit or loss for later periods are immediately recognized in retained earnings. Past service cost will be recognized as expenses upon the earlier of the date of change or reduction to the plan, or the date of recognizing related reconstructing costs or termination benefits.
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
December 31, 2024 and 2025

3.	Material Accounting Policies, Continued

(13)	Income taxes
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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

3.	Material Accounting Policies, Continued

(13)	Income taxes, Continued

(iii)	Current and deferred tax for the year
Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in the same or a different period in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

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
method to measure and recognize depreciation expenses.
The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)
Buildings	8 ~ 40
Structures	5 ~ 50
Machinery	1 ~ 34
Vehicles	3 ~ 5
Loaded heavy water	30
Asset retirement costs	18, 30, 40, 60
Right-of-use assets	1 ~ 65
Ships	9
Others	3 ~ 30
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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

3.	Material Accounting Policies, Continued

(15)	Investment properties, Continued

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

3.	Material Accounting Policies, Continued

(16)	Intangible assets, Continued

The estimated useful lives and amortization methods of the Company’s intangible assets are as follows:

	Useful lives (years)	Amortization methods
Usage rights for donated assets	10 ~ 30	Straight line
Software	4 ~ 30	Straight line
Industrial rights	5 ~ 30	Straight line
Development expenditures	5	Straight line
Leasehold rights	8	Straight line
Others	3 ~ 50 or indefinite	Straight line
Mining rights	—	Unit of production

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

(17)	Greenhouse gas emissions rights (allowances) and obligations
In accordance with the Act on the Allocation and Trading of Greenhouse Gas Emission Permits of the Republic of Korea, the Company applies the following accounting policies for greenhouse gas emissions rights and obligations.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

3.	Material Accounting Policies, Continued

(18)	Impairment of non-financial assets other than goodwill, Continued

indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.
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
As of both December 31, 2025 and 2024, the Company determined that there were indications of impairment for the CGU related to electricity sales, as the carrying amount of net assets exceeded the market capitalization. Accordingly, as of both dates, an impairment assessment was conducted for the CGU. The Group estimated the value-in-use based on discounted cash flow forecasts, applying key assumptions such as the discount rate, estimates of future sales volumes, unit sales prices, and cost of power purchases. As a result of the impairment assessment, the recoverable amount exceeded the carrying amount of the CGU.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

3.	Material Accounting Policies, Continued

(20)	Provisions, Continued

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

(ii)	Provision for decommissioning costs of nuclear power plants
The Company records the present value of estimated decommissioning costs as a liability in the period in which the Company incurs a legal obligation associated with retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. Accretion expense consists of period-to-period
changes in the liability for decommissioning costs resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows.
The discount rate applied to measure the decommissioning provision is based on a long-term market interest rate that reflects the expected timing and duration of future decommissioning cash outflows. In determining this rate, the Company also considers publicly available long-term interest rate information, including historical long-term rate patterns, given the long-term nature of nuclear decommissioning obligations.
Regarding inflation rate that is used to measure future cash outflows, the Company considers historical published consumer price index and their representativeness for future periods when the cash flows for decommissioning activities are expected to occur.

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

(vii)	Provisions for transmission and transformation facilities-neighboring areas support program
The Company has present obligation to conduct certain programs to support neighboring areas of our transmission and transformation facilities under the Act on the Compensation and Support for Areas Adjacent to Transmission and Substation Facilities. The Company recognizes the provision of estimated amount to fulfill the obligation.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

3.	Material Accounting Policies, Continued

(20)	Provisions, Continued

(viii)	Renewable Portfolio Standard (“RPS”) provisions
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

①
A financial liability is classified at FVTPL if it is classified as held-for-trading,
it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

3.	Material Accounting Policies, Continued

(21)	Financial instruments, Continued

②
A
non-derivative
financial liability that is not classified at FVTPL is classified as other financial liabilities. Other financial liabilities are measured initially at fair value minus transaction costs that are directly attributable to the acquisition or issue. Other financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

(iii)	Impairment: Financial assets and contract assets
The Company applies a forward-looking ‘expected credit loss’ (ECL) model for debt instruments, lease receivables, contractual assets, loan commitments and financial guarantee contracts.
The Company recognizes loss allowances measured on either of the
12-month
or lifetime ECL based on the extent of increase in credit risk since inception as shown in the table below.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

3.	Material Accounting Policies, Continued

(22)	Service Concession Arrangements, Continued

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
The Company designates certain hedging instruments, which include derivatives, embedded derivatives and non-derivatives
in respect of foreign currency risk, as either fair value hedges, cash flow hedges or hedges of net investment in foreign operations. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.
At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

3.	Material Accounting Policies, Continued

(23)	Derivative financial instruments, including hedge accounting, C ontinued

(iv)	Cash flow hedges
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

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements
The Company’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by chief operating decision maker of the Company for the purpose of resource allocation and assessment of segment performance. The Company’s reportable segments are ‘Transmission and distribution’, ‘Electric power generation (Nuclear)’, ‘Electric power generation
(Non-nuclear)’,
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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2023, 2024 and 2025, respectively, is as follows:

		2023
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates, joint ventures and subsidiaries	Employee benefit expense	Loss on abandonment of property, plant and equipment	Increase in provisions, net		Operating profit (loss)
		In millions of won
Transmission and distribution	￦	85,082,542	1,728,602	83,353,940	4,258,909	92,380	2,826,916	314,373	127,038	182,742	419,564		(6,153,936)
Electric power generation (Nuclear)		10,798,378	10,666,260	132,118	4,403,610	69,209	687,743	(2,639)	62,280	—	585,630		819,838
Electric power generation (Non-nuclear)		35,159,641	32,253,979	2,905,662	4,180,939	65,403	741,282	301,681	109,151	13,863	352,058		929,210
Plant maintenance & engineering service		3,091,022	2,626,190	464,832	129,628	23,638	1,270	(389)	52,890	—	206,215		355,284
Others		2,175,972	1,556,114	619,858	204,322	226,243	258,877	—	48,105	92	444		89,302
Consolidation adjustments		(48,831,145)	(48,831,145)	—	(145,145)	(47,253)	(64,429)	—	(40,734)	—	47,171		(284,714)

	￦	87,476,410	—	87,476,410	13,032,263	429,620	4,451,659	613,026	358,730	196,697	1,611,082		(4,245,016)

Finance income													1,425,031

Finance expense													(5,347,018)

Gain related to associates, joint ventures and subsidiaries													613,026

Loss before income tax												￦	(7,553,977)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2023, 2024 and 2025, respectively, is as follows, Continued:

		2024
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates, joint ventures and subsidiaries	Employee benefit expense	Loss on abandonment of property, plant and equipment	Increase in provisions, net		Operating profit
		In millions of won
Transmission and distribution	~~￦~~	90,825,950	2,217,014	88,608,936	4,368,806	86,889	2,946,080	578,973	156,144	171,134	745,016		3,542,715
Electric power generation (Nuclear)		13,447,880	13,118,098	329,782	5,182,841	72,760	786,491	(20,548)	68,273	—	343,963		1,442,490
Electric power generation (Non-nuclear)		31,563,589	29,186,796	2,376,793	4,252,872	67,835	704,678	138,347	113,146	2,744	511,174		2,662,597
Plant maintenance & engineering service		3,266,873	2,765,640	501,233	164,749	26,262	7,144	185,548	70,891	—	241,073		417,667
Others		2,283,458	1,521,937	761,521	218,505	271,709	336,718	—	47,039	—	2,409		96,984
Consolidation adjustments		(48,809,485)	(48,809,485)	—	(190,418)	(57,930)	(116,016)	—	(27,513)	21,819	(81,109)		298,807

	~~￦~~	92,578,265	—	92,578,265	13,997,355	467,525	4,665,095	882,320	427,980	195,697	1,762,526		8,461,260

Finance income													3,448,177

Finance expense													(7,535,228)

Gain related to associates, joint ventures and subsidiaries													882,320

Profit before income tax												~~￦~~	5,256,529

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

4.	Segment, Geographic and Other Information, Continued

(2)	Financial information of the segments for the years ended December 31, 2023, 2024 and 2025, respectively, is as follows, Continued:

		2025
Segment		Total segment revenue	Intersegment revenue	Revenue from external customers	Depreciation and amortization	Interest income	Interest expense	Profit (loss) related to associates, joint ventures and subsidiaries	Employee benefit expense	Loss on abandonment of property, plant and equipment	Increase in provisions, net		Operating profit
		In millions of won
Transmission and distribution	~~￦~~	94,674,405	2,323,115	92,351,290	4,544,891	93,656	2,628,600	364,660	169,568	114,996	870,173		9,004,357
Electric power generation (Nuclear)		15,346,722	14,980,918	365,804	4,898,189	85,585	796,273	(8,974)	77,186	—	1,792,756		2,370,899
Electric power generation (Non-nuclear)		28,710,970	26,182,963	2,528,007	4,119,191	43,902	667,916	220,330	116,590	6,247	534,405		2,193,972
Plant maintenance & engineering service		3,325,786	2,768,349	557,437	171,000	27,684	5,613	76	79,687	—	265,766		366,355
Others		2,200,702	1,435,654	765,048	236,282	249,422	327,450	—	50,244	1,125	952		151,733
Consolidation adjustments		(47,690,999)	(47,690,999)	—	(180,762)	(59,863)	(86,292)	—	(9,051)	—	28,264		(75,870)

	~~￦~~	96,567,586	—	96,567,586	13,788,791	440,386	4,339,560	576,092	484,224	122,368	3,492,316		14,011,446

Finance income													2,038,143

Finance expense													(5,038,751)

Gain related to associates, joint ventures and subsidiaries													576,092

Profit before income tax												~~￦~~	11,586,930

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

4.	Segment, Geographic and Other Information, Continued

(3)	Information related to segment assets and segment liabilities as of and for the years ended December 31, 2024 and 2025 is as follows:

		2024
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
		In millions of won
Transmission and distribution	￦	139,472,103	6,839,513	8,417,992	120,083,068
Electric power generation (Nuclear)		72,508,359	171,956	2,629,626	47,082,862
Electric power generation (Non-nuclear)		66,834,569	4,272,928	3,862,287	36,363,754
Plant maintenance & engineering service		4,522,610	1,697	160,978	1,508,112
Others		14,977,126	—	195,451	7,073,716

Segment totals		298,314,767	11,286,094	15,266,334	212,111,512

Consolidation adjustments:
Elimination of inter-segment amounts		(43,890,249)	—	(185,981)	(8,819,612)
Equity method adjustment		4,032,207	—	—	—
Deferred taxes		1,557	—	—	2,152,192
Others		(11,650,487)	—	—	870

		(51,506,972)	—	(185,981)	(6,666,550)

Consolidated totals	~~￦~~	246,807,795	11,286,094	15,080,353	205,444,962

		2025
Segment		Segment assets	Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
		In millions of won
Transmission and distribution	~~￦~~	144,616,479	8,606,616	9,077,814	118,045,718
Electric power generation (Nuclear)		76,378,365	169,728	2,532,322	49,741,461
Electric power generation (Non-nuclear)		63,352,471	4,585,612	4,634,208	35,395,912
Plant maintenance & engineering service		4,363,345	1,832	202,142	1,346,629
Others		17,125,478	—	254,262	6,885,650

Segment totals		305,836,138	13,363,788	16,700,748	211,415,370

Consolidation adjustments:
Elimination of inter-segment amounts		(46,567,193)	—	(111,689)	(9,106,050)
Equity method adjustment		4,128,975	—	—	—
Deferred taxes		—	—	—	3,295,194
Others		(8,470,463)	—	—	(1)

		(50,908,681)	—	(111,689)	(5,810,857)

Consolidated totals	~~￦~~	254,927,457	13,363,788	16,589,059	205,604,513

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

4.	Segment, Geographic and Other Information, Continued

(4)	Geographic information
Electricity sales, the main operations of the Company, are conducted in the Republic of Korea. The following information on revenue from external customers and non-current
assets is determined by the location of the customers and of the assets:

Geographical unit		Revenue from external customers			Non-current assets (*2)
		2023	2024	2025	2023	2024	2025
		In millions of won
Domestic	~~￦~~	86,242,808	91,286,837	95,433,009	186,384,115	191,214,679	196,736,382
Overseas (*1)		1,233,602	1,291,428	1,134,577	4,822,845	4,757,463	6,731,565

	￦	87,476,410	92,578,265	96,567,586	191,206,960	195,972,142	203,467,947

(*1)
Middle East and other Asian countries make up the majority of overseas revenue and non-current
assets. Since the overseas revenue or
non-current
assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	The amounts exclude financial assets, deferred tax assets, and net defined benefit assets.

(5)	Information on significant customers
There is no single customer which accounts for 10% or more of the Company’s revenue for the years ended December 31, 2023, 2024 and 2025.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

5.	Classification of Financial Instruments

(1)	Classification of financial assets as of December 31, 2024 and 2025 are as follows:

		2024
		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	~~￦~~	—	—	2,382,979	—	2,382,979
Current financial assets
Current financial assets at fair value through profit or loss		1,456,895	—	—	—	1,456,895
Current financial assets at amortized cost		—	—	20,418	—	20,418
Current derivative assets		396,477	—	—	364,077	760,554
Other financial assets		—	—	1,256,850	—	1,256,850
Trade and other receivables		—	—	12,216,216	—	12,216,216

		1,853,372	—	15,876,463	364,077	18,093,912

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		719,277	—	—	—	719,277
Non-current financial assets at fair value through other comprehensive income		—	674,850	—	—	674,850
Non-current financial assets at amortized cost		—	—	9,815	—	9,815
Non-current derivative assets		1,450,050	—	—	480,560	1,930,610
Other financial assets		—	—	1,611,438	—	1,611,438
Trade and other receivables		—	—	3,157,409	—	3,157,409

		2,169,327	674,850	4,778,662	480,560	8,103,399

	~~￦~~	4,022,699	674,850	20,655,125	844,637	26,197,311

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

5.	Classification of Financial Instruments, Continued

(1)	Classification of financial assets as of December 31, 2024 and 2025 are as follows, Continued:

		2025
		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
		In millions of won
Current assets
Cash and cash equivalents	~~￦~~	—	—	2,240,811	—	2,240,811
Current financial assets
Current financial assets at fair value through profit or loss		1,299,027	—	—	—	1,299,027
Current financial assets at amortized cost		—	—	21,663	—	21,663
Current derivative assets		492,028	—	—	344,204	836,232
Other financial assets		—	—	2,093,242	—	2,093,242
Trade and other receivables		—	—	12,618,480	—	12,618,480

		1,791,055	—	16,974,196	344,204	19,109,455

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		696,199	—	—	—	696,199
Non-current financial assets at fair value through other comprehensive income		—	885,173	—	—	885,173
Non-current financial assets at amortized cost		—	—	9,454	—	9,454
Non-current derivative assets		1,055,987	—	—	143,331	1,199,318
Other financial assets		—	—	1,775,417	—	1,775,417
Trade and other receivables		—	—	3,124,185	—	3,124,185

		1,752,186	885,173	4,909,056	143,331	7,689,746

	~~￦~~	3,543,241	885,173	21,883,252	487,535	26,799,201

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

5.	Classification of Financial Instruments, Continued

(2)	Classification of financial liabilities as of December 31, 2024 and 2025 are as follows:

		2024
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	~~￦~~	—	17,540,585	—	17,540,585
Debt securities		—	26,901,367	—	26,901,367
Derivative liabilities		23,914	—	—	23,914
Trade and other payables		—	9,411,315	—	9,411,315

		23,914	53,853,267	—	53,877,181

Non-current liabilities
Borrowings		—	3,118,796	—	3,118,796
Debt securities		—	84,972,652	—	84,972,652
Derivative liabilities		256,018	—	4,893	260,911
Trade and other payables		—	4,609,241	—	4,609,241

		256,018	92,700,689	4,893	92,961,600

	~~￦~~	279,932	146,553,956	4,893	146,838,781

		2025
		Financial liabilities at fair value through profit or loss	Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
		In millions of won
Current liabilities
Borrowings	~~￦~~	—	18,721,522	—	18,721,522
Debt securities		—	27,165,448	—	27,165,448
Derivative liabilities		52,119	—	—	52,119
Trade and other payables		—	8,621,671	—	8,621,671

		52,119	54,508,641	—	54,560,760

Non-current liabilities
Borrowings		—	3,274,774	—	3,274,774
Debt securities		—	80,607,548	—	80,607,548
Derivative liabilities		113,254	—	126	113,380
Trade and other payables		—	4,028,808	—	4,028,808

		113,254	87,911,130	126	88,024,510

	~~￦~~	165,373	142,419,771	126	142,585,270

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

5.	Classification of Financial Instruments, Continued

(3)	Classification of comprehensive income (loss) from financial instruments for the years ended December 31, 2023, 2024 and 2025 are as follows:

			2023	2024	2025
			In millions of won
Cash and cash equivalents	Interest income	~~￦~~	100,205	102,505	95,671
	Gain (loss) on foreign currency transactions and translations		(2,073)	17,498	(10,405)
Financial assets at fair value through profit or loss	Interest income		65,470	54,385	40,506
	Dividend income		4,193	4,813	3,823
	Gain on valuation of derivatives		144,797	1,396,350	80,519
	Gain on transaction of derivatives		130,230	129,471	91,526
	Gain on valuation of financial assets		128,307	69,161	108,099
	Gain on disposal of financial assets		13,161	45,059	54,590
Financial assets at fair value through other comprehensive income	Dividend income		21,748	65,788	22,314
	Gain on valuation of financial assets at fair value through other comprehensive income (equity, before tax)		(9,970)	162,565	212,336
Financial assets at amortized cost	Interest income		2,929	2,859	3,561
	Gain (loss) on foreign currency transactions and translations		(1,774)	5,568	—
Loans	Interest income		44,029	45,511	39,279
	Bad debt expense (Reversal of bad debt allowance)		16,394	3,727	(3,455)
	Gain (loss) on foreign currency transactions and translations		127	3,685	(1,250)
Trade and other receivables	Interest income		168,303	209,675	180,707
	Bad debt expense		85,156	56,581	86,455
	Gain (loss) on foreign currency transactions and translations		27,363	121,193	(45,331)
Short-term financial instruments	Interest income		34,260	31,766	56,022
Long-term financial instruments	Interest income		14,183	20,562	24,270
	Gain on foreign currency transactions and translations		—	3	—
Other financial assets	Interest income		241	262	370
Derivative assets (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		76,814	410,088	(54,478)
	Gain (loss) on valuation of derivatives (equity, before tax)		(10,539)	21,443	63,425
	Gain (loss) on transaction of derivatives		19,604	14,801	(59,241)
Financial liabilities at fair value through profit or loss	Gain on valuation of derivatives		961	52,515	51,138
	Gain (loss) on transaction of derivatives		(80,640)	146,417	(61,672)
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		3,636,887	3,805,062	3,472,649
	Interest expense of trade and other payables		200,440	191,918	162,569
	Interest expense of others		614,332	668,115	704,342
	Other finance income		4,971	8,882	3,147
	Other finance expenses		1,796	4,177	14,669
	Gain (loss) on foreign currency transactions and translations		(420,203)	(2,643,230)	699,585
Derivative liabilities (applying hedge accounting)	Gain on valuation of derivatives (profit or loss)		11,627	244,758	4,893
	Gain (loss) on valuation of derivatives (equity, before tax)		2,021	(1,137)	(447)
	Gain on transaction of derivatives		20,465	11,968	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Fina
nci
al Statements, Continued
December 31, 2024 and 2025

6.	Restricted Deposits
Restricted deposits as of December 31, 2024 and 2025 are as follows:

			2024	2025
			In millions of won
Cash and cash equivalents	Escrow accounts	￦	3,280	3,082
	Deposits for government project and others		30,812	27,023
	Collateral provided for borrowings		211,522	263,685
	Collateral provided for lawsuits		54	2
	Deposits for transmission regional support program		8,959	3,498
	Deposits for other business purposes		4,187	22,064
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		83,520	292,500
	Collateral provided for borrowings		85,569	23,614
	Bid Bond		—	68,010
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		296,496	257,649
Long-term financial instruments	Guarantee deposits for banking accounts at overseas branches		22	1
	Collateral provided for borrowings		6,500	18,245
	Decommissioning costs of nuclear power plants		660,000	730,004
	Small and Medium Enterprise Development Fund		—	4,000
Long-term deposit	Court Deposit		—	4,588
Other non-current financial assets	Deposits for other business purposes		9,150	6,359

		~~￦~~	1,400,071	1,724,324

7.	Cash and Cash Equivalents
Cash and cash equivalents as of December 31, 2024 and 2025 are as follows:

		2024	2025
		In millions of won
Cash	~~W~~	17,941	10,982
Other demand deposits		1,712,130	1,562,485
Short-term deposits classified as cash equivalents		548,611	558,775
Short-term investments classified as cash equivalents		104,297	108,569

	~~W~~	2,382,979	2,240,811

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

8.	Trade and Other Receivables

(1)	Trade and other receivables as of December 31, 2024 and 2025 are as follows:

		2024
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	~~W~~	11,266,202	(167,028)	—	11,099,174
Other receivables		1,160,945	(39,817)	(4,086)	1,117,042

		12,427,147	(206,845)	(4,086)	12,216,216

Non-current assets
Trade receivables		1,089,787	(93,746)	—	996,041
Other receivables		2,272,127	(100,351)	(10,408)	2,161,368

		3,361,914	(194,097)	(10,408)	3,157,409

	~~W~~	15,789,061	(400,942)	(14,494)	15,373,625

		2025
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Trade receivables	~~W~~	11,811,493	(186,596)	—	11,624,897
Other receivables		1,039,679	(42,415)	(3,681)	993,583

		12,851,172	(229,011)	(3,681)	12,618,480

Non-current assets
Trade receivables		1,037,726	(93,718)	(83,101)	860,907
Other receivables		2,395,952	(118,479)	(14,195)	2,263,278

		3,433,678	(212,197)	(97,296)	3,124,185

	~~W~~	16,284,850	(441,208)	(100,977)	15,742,665

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of December 31, 2024 and 2025 are as follows:

		2024
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	~~W~~	403,248	(35,041)	(21)	368,186
Accrued income		112,941	—	—	112,941
Deposits		293,712	(4)	(4,065)	289,643
Finance lease receivables (*1)		92,130	(3,480)	—	88,650
Others		258,914	(1,292)	—	257,622

		1,160,945	(39,817)	(4,086)	1,117,042

Non-current assets
Non-trade receivables		243,813	(62,222)	(41)	181,550
Accrued income		21,395	—	—	21,395
Deposits		486,868	(414)	(10,367)	476,087
Finance lease receivables (*2)		1,264,269	(1,775)	—	1,262,494
Others		255,782	(35,940)	—	219,842

		2,272,127	(100,351)	(10,408)	2,161,368

	~~W~~	3,433,072	(140,168)	(14,494)	3,278,410

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~ 121,170 million.

(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~ 956,968 million.

		2025
		Gross amount	Allowance for doubtful accounts	Present value discount	Book value
		In millions of won
Current assets
Non-trade receivables	~~W~~	478,822	(36,074)	(474)	442,274
Accrued income		43,123	—	—	43,123
Deposits		268,090	—	(3,207)	264,883
Finance lease receivables (*1)		104,600	(5,048)	—	99,552
Others		145,044	(1,293)	—	143,751

		1,039,679	(42,415)	(3,681)	993,583

Non-current assets
Non-trade receivables		401,390	(76,770)	(5,096)	319,524
Accrued income		65,615	(6,320)	—	59,295
Deposits		516,519	(414)	(9,099)	507,006
Finance lease receivables (*2)		1,172,687	(1,954)	—	1,170,733
Others		239,741	(33,021)	—	206,720

		2,395,952	(118,479)	(14,195)	2,263,278

	~~W~~	3,435,631	(160,894)	(17,876)	3,256,861

(*1)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~ 113,272 million.

(*2)	Gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~ 818,800 million.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

8.	Trade and Other Receivables, Continued

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
customers whose contracts have been cancelled due to delinquent payments.

(4)	Aging analysis of trade receivables as of December 31, 2024 and 2025 are as follows:

		2024	2025
		In millions of won
Trade receivables: (not overdue)	~~W~~	12,010,590	12,472,407

Trade receivables: (overdue and impairment reviewed)		345,399	376,812

Less than 60 days		12,289	15,256
60 ~ 90 days		59,427	54,093
90 ~ 120 days		21,642	21,317
120 days ~ 1 year		56,107	65,435
Over 1 year		195,934	220,711

		12,355,989	12,849,219
Less: allowance for doubtful accounts		(260,774)	(280,314)
Less: Present value discount		—	(83,101)

	~~W~~	12,095,215	12,485,804

At the end of each reporting period, the Company assesses whether the trade receivables are impaired. The Company recognizes loss allowances for trade receivables individually when there is any objective evidence that trade receivables are impaired and significant and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Company recognizes loss allowances based on an ‘expected credit loss’ (ECL) model.

(5)	Aging analysis of other receivables as of December 31, 2024 and 2025 are as follows:

		2024	2025
		In millions of won
Other receivables: (not overdue)	~~W~~	3,212,146	3,145,499

Other receivables: (overdue and impairment reviewed)		220,926	290,132

Less than 60 days		318	79
60 ~ 90 days		34,267	54,271
90 ~ 120 days		1,786	1,012
120 days ~ 1 year		59,567	60,618
Over 1 year		124,988	174,152

		3,433,072	3,435,631
Less: allowance for doubtful accounts		(140,168)	(160,894)
Less: present value discount		(14,494)	(17,876)

	~~W~~	3,278,410	3,256,861

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

8.	Trade and Other Receivables, Continued

(6)	Changes in the allowance for doubtful accounts for the years ended December 31, 2023, 2024 and 2025 are as follows:

		2023		2024		2025
		Trade receivables	Other receivables	Trade receivables	Other receivables	Trade receivables	Other receivables
		In millions of won
Beginning balance	~~W~~	199,000	109,453	232,645	133,953	260,774	140,168
Bad debt expense		68,385	24,290	48,160	21,937	84,625	8,155
Write-off		(26,109)	(4,472)	(17,157)	(23,177)	(37,639)	(14,675)
Reversal		(5,577)	(1,942)	(12,928)	(587)	(2,223)	(4,101)
Others		(3,054)	6,624	10,054	8,042	(25,223)	31,347

Ending balance	~~W~~	232,645	133,953	260,774	140,168	280,314	160,894

9.	Financial Assets at Fair Value through Profit or Loss

(1)	Financial assets at fair value through profit or loss as of December 31, 2024 and 2025 are as follows:

		2024		2025
		Current	Non-current	Current	Non-current
		In millions of won
Financial assets at fair value through profit or loss
Beneficiary Certificate	~~W~~	313	152,054	320	125,837
Cooperative		—	6,872	—	6,413
Others (*)		1,456,582	405,309	1,298,707	428,389

		1,456,895	564,235	1,299,027	560,639

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives		—	155,042	—	135,560

	~~W~~	1,456,895	719,277	1,299,027	696,199

(*)	Others include MMF, MMT which is composed of government bonds, RP(Repurchase Paper), CP(Commercial Paper), etc.

(2)	Details of income (loss) from financial assets at fair value through profit or loss for the years ended December 31, 2024 and 2025 are as follows:

		2024	2025
		In millions of won
Beneficiary certificate	~~W~~	34,481	35,510
Cooperative		118	190
Debt with embedded derivatives		2,435	627
Others		136,383	170,691

	~~W~~	173,417	207,018

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for the years ended December 31, 2024 and 2025 are as follows:

		2024
		Beginning balance	Acquisition	Disposal	Valuation	Others	Ending balance
		In millions of won
Equity securities
Listed	~~W~~	285,054	—	(170)	73,891	1,321	360,096
Unlisted		212,762	4,000	—	88,256	4,691	309,709

		497,816	4,000	(170)	162,147	6,012	669,805

Debt securities
Corporate bond		4,627	—	—	418	—	5,045

	~~W~~	502,443	4,000	(170)	162,565	6,012	674,850

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		502,443	4,000	(170)	162,565	6,012	674,850

		2025
		Beginning balance	Acquisition	Disposal	Valuation	Others	Ending balance
		In millions of won
Equity securities
Listed	~~W~~	360,096	—	(3,091)	160,245	1	517,251
Unlisted		309,709	—	(10)	52,343	1,086	363,128

		669,805	—	(3,101)	212,588	1,087	880,379

Debt securities
Corporate bond		5,045	—	—	(251)	—	4,794

	~~W~~	674,850	—	(3,101)	212,337	1,087	885,173

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		674,850	—	(3,101)	212,337	1,087	885,173

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2025 are as follows:

	2024
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	93,733	93,733
KG Mobility Co., Ltd.	12,205	0.01%		428	46	46
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	34	34
PAN Ocean Co., Ltd.	1,492	0.00%		14	5	5
HD Hyundai Marine Engine Co., Ltd. (formerly, STX Heavy Industries Co., Ltd.)	61,455	0.22%		430	1,503	1,503
Codes Combine Co., Ltd.	291	0.00%		1	—	—
PT Almatri Resources Indonesia (formerly, PT Adaro Energy Tbk.)	480,000,000	1.60%		65,028	106,259	106,259
Denison Mines Corp.	58,284,000	7.46%		84,134	155,766	155,766
Paladin Energy (formerly, Fission Uranium Corp.	100,000	0.01%		41	74	74
KS Industry Co., Ltd (formerly, SangSangin Industry Co., Ltd.)	1,457	0.01%		38	3	3
Vitzrosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	1	1
Vissem electronics, Co., Ltd.	301	0.00%		11	1	1
KC Industry Co., Ltd.	139	0.00%		6	—	—
Aone Alform Co., Ltd.	2,672	0.04%		19	3	3
Ihsung CNI Co., Ltd.	142,860	4.43%		1,500	1,314	1,314
Kodaco Co., Ltd.	131,698	0.85%		1,317	1,354	1,354

				326,430	360,096	360,096

Unlisted (*1)
Set Holding (*2)	1,100,220	2.50%	~~W~~	229,255	258,974	258,974
SGC Greenpower Co., Ltd.	580,000	5.00%		2,900	5,570	5,570
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd. (Unlisted)	127,660	3.96%		1,500	2,160	2,160
H Robotics Co., Ltd.	903,601	7.05%		4,000	331	331
Good Tcells Co., Ltd.	11,364	0.33%		500	571	571
IPS Bio Co., Ltd.	1,975	3.13%		1,000	896	896
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.64%		1,000	1,189	1,189
Fine Powerex Co., Ltd.	72,633	4.58%		1,500	1,610	1,610
Agencore Co., Ltd.	175,779	8.08%		2,200	2,514	2,514
SamHong Machinery Co., Ltd.	617,535	11.06%		7,000	8,318	8,318
Aloha Factory Co., Ltd.	2,970	3.70%		1,000	552	552
Dailyshot Co., Ltd.	1,695	1.85%		1,001	1,250	1,250
Mediquitous Co., Ltd.	5,080	0.58%		1,250	1,442	1,442
Black Materials Co., Ltd.	37,038	8.31%		500	500	500
Monit Co., Ltd.	166,667	7.14%		1,000	1,000	1,000
3i Powergen Inc.	—	15.00%		1,482	—	—
Enersys Co., Ltd.	9,763	19.62%		2,050	2,050	2,050
Kalman Co., Ltd.	23,172	9.54%		1,000	1,000	1,000
Himet Co., Ltd.	1,754,386	13.93%		5,000	5,000	5,000
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pioneer Gas Power Limited (*5)	123,200,010	38.50%		49,831	—	—
Bobaek C&S Co., Ltd.	13,246	0.87%		2,000	2,000	2,000
BDI Co., Ltd. (*3,4)	6,390,478	32.50%		—	—	—
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2025 are as follows, Continued:

	2024
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
SAMBO AUTO. Co., Ltd.	15,066	0.02%	~~W~~	38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Miju Steel Mfg. Co., Ltd.	1,097	0.23%		50	50	50
Sungwon Co., Ltd.	117	0.07%		29	29	29
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
Sungkwang Timber Co., Ltd.	3	0.08%		5	5	5
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Pyungsan SI Co., Ltd.	434	0.01%		4	4	4
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
Newasia Co., Ltd.	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	30	30
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	3
Shin-E P&C Co., Ltd.	1,569	0.64%		110	2	2
Ejung Ad Co., Ltd.	132	0.09%		3	3	3
Solvus Co., Ltd.	1,056	0.04%		3	3	3
Myung Co., Ltd.	89	0.05%		2	2	2
Biwang Industry Co., Ltd.	406	0.04%		2	2	2
Young Sung Co., Ltd.	89	0.40%		27	27	27
Yuil Industrial Electronics Co., Ltd.	804	0.32%		16	16	16
Woojin Industry Corporation	3	0.00%		16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	7
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%		22	23	23
Morado Co., Ltd.	209	0.04%		2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	2
Kwang Sung Co., Ltd.	610	0.53%		31	31	31
Seen Business and Technology co., Ltd.	29,424	0.73%		147	7	7
Woobang Construction Co., Ltd.	8	0.00%		8	8	8
Shin Pyung Co., Ltd.	6	0.03%		3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	2	2
Najin Steel Co., Ltd.	37	0.06%		5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	6	6
Elephant & Friends Co., Ltd.	563	0.61%		3	3	3
Mireco Co., Ltd.	109	0.25%		11	11	11
L&K Industry Co., Ltd.	1,615	0.60%		24	24	24
JO Tech Co., Ltd.	1,263	0.62%		25	25	25
Kendae Printing Co., Ltd.	422	0.60%		21	21	21
Dauning Co., Ltd.	231	0.41%		6	6	6
Korea Trecision Co., Ltd.	22	0.45%		5	5	5
Hurim Biocell Co., Ltd.	1,021	0.00%		5	5	5
Beer Yeast Korea Inc.	1,388	0.43%		7	7	7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2025 are as follows, Continued:

	2024
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
B CON Co., Ltd.	96	1.16%	￦	6	6	6
Ace Integration Co., Ltd.	105	0.09%		23	23	23
AceInti Agricultural Co., Ltd.	16	0.02%		5	5	5
KyungDong Co., Ltd.	130	0.01%		1	1	1
ChunWon Development Co., Ltd.	193	0.19%		39	39	39
SungLim Industrial Co., Ltd.	29	0.03%		1	1	1
Korea Minerals Co., Ltd.	191	0.05%		135	1	1
HyoDong Development Co., Ltd.	128	0.16%		25	1	1
JoHyun Co., Ltd.	350	1.56%		18	18	18
KC Co., Ltd.	5,107	0.17%		26	26	26
SeongJi Industrial Co., Ltd.	41	0.05%		1	1	1
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	1
Sung Kwang Co., Ltd.	23	0.37%		6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%		35	35	35
Samsung Tech Co., Ltd.	486	1.28%		97	36	36
Sevenvalley JC	24	0.02%		12	12	12
Han Young Technology Company Co., Ltd.	35	0.00%		—	—	—
P r otronics Co., Ltd.	843	0.42%		84	6	6
Hyundaitech Co., Ltd.	1,363	0.87%		27	27	27
Dasan Material Co., Ltd.	29	0.04%		22	22	22
Fish World Co., Ltd.	47	0.21%		2	2	2
Samdo Industry Electric Co., Ltd.	48	0.02%		—	—	—
Shinsei Trading Co., Ltd.	64	0.72%		5	5	5
Dynamic Co., Ltd.	111	0.19%		3	3	3
Green Alchemy Co., Ltd.	38,202	1.48%		191	17	17
KM Leatech Co., Ltd.	1,648	0.98%		8	8	8
Semist Co., Ltd.	555	0.80%		3	3	3
Sewoon Bus Co., Ltd.	12	0.00%		—	—	—
Enertec Co., Ltd.	7,937	0.19%		44	44	44
Bellie Doughnuts Co., Ltd.	169	0.19%		10	10	10
Choheung packing Co., Ltd.	61	0.13%		12	12	12
Jaewoo Co., Ltd.	359	0.24%		12	11	11
Wooyang HC Co., Ltd	1,375	0.01%		159	13	13
TheYeonriji Co., Ltd.	116	0.10%		6	6	6
Flusys Co., Ltd.	9	0.08%		2	2	2
DongSeo Electronics Co., Ltd.	347	0.07%		17	17	17
Daewoo Display Co., Ltd.	177	0.03%		5	5	5
NTS Co., Ltd.	143	0.22%		36	36	36
AID CO., Ltd.	1,212	0.57%		36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%		—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%		100	32	32
Kyung Pyo Industry Co., Ltd.	186	0.76%		19	19	19
Doosung Heavy Industries Co., Ltd.	53	0.06%		5	5	5
Samjoo Hightech Co., Ltd.	522	0.08%		3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%		51	51	51
Shinseung Chemical Industry Co., Ltd.	5	0.01%		60	—	—
KJ Alloy Co., Ltd.	368	0.20%		7	7	7
SM Hi-tech Co., Ltd.	22	0.39%		22	22	22
Puruen Environment Co., Ltd.	967	1.34%		20	20	20

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2025 are as follows, Continued:

	2024
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Miretech Co., Ltd.	9,111	0.27%	￦	18	18	18
Sejin Hightech Co., Ltd.	17,980	0.16%		18	18	18
Eun Sung Enterprise Co., Ltd.	1,131	0.72%		17	17	17
Shinyoung Textiles Co., Ltd.	523	1.01%		52	23	23
Ilwoo Steel Co., Ltd.	41	0.28%		16	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%		81	34	34
Won k wang Door Corp.	575	1.00%		29	29	29
Eanskorea Co., Ltd.	39	0.05%		2	2	2
Youngdongseafood Co., Ltd.	165	0.33%		8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%		—	—	—
Sungchang Tech Co., Ltd.	159	0.31%		10	19	19
Yuchang Industry Co., Ltd.	90	0.11%		5	5	5
Jeongpum Co., Ltd.	322	0.35%		16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%		55	2	2
Caffe Bene Co., Ltd.	1,908	0.03%		9	9	9
Jinhung Packaging Co., Ltd.	4,329	3.02%		22	22	22
Donglim Eng Co., Ltd.	26	0.11%		3	3	3
SIP Co., Ltd.	274	0.55%		7	7	7
Daeji Product Co., Ltd.	15	0.05%		1	—	—
SSET Co., Ltd.	181	0.30%		18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%		48	48	48
Dawon Yuhwa Co., Ltd.	506	1.94%		25	25	25
Ewon materials Co., Ltd.	834	0.51%		83	6	6
KMLC Co., Ltd.	281	0.14%		22	22	22
Seinfood Co., Ltd.	13	0.17%		7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%		34	34	34
Kukex Inc.	639	0.05%		3	3	3
Chang won Engineering Co., Ltd.	22	0.00%		4	4	4
Samsung Silup Co., Ltd.	47	0.19%		5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%		6	6	6
IZU KOREA Co., Ltd.	48	0.00%		2	2	2
Dongdo CNP Co., Ltd.	234	0.36%		6	6	6
S.I.T. Co., Ltd.	2,213	0.44%		22	22	22
Taejin Hi t ech Co., Ltd.	78	0.26%		3	3	3
Head win Co., Ltd.	69	0.12%		7	7	7
E-Won Solutech Co., Ltd.	158	0.16%		40	40	40
KPL Circuit Co., Ltd.	283	0.08%		14	14	14
Road Solar Co., Ltd.	12	0.00%		—	—	—
Han Mi Flexible Co., Ltd.	143	0.20%		43	43	43
Millennium PNT Co., Ltd.	227	0.37%		6	6	6
Dae Myung Co., Ltd.	114	0.08%		3	3	3
Young San Heavy Industries Co., Ltd.	74	0.11%		7	7	7
Samchungwon Co., Ltd.	15	0.24%		2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%		27	27	27
Nanomic Co., Ltd.	94	0.63%		38	38	38
Samsung Nonferrous Metal Co., Ltd.	89	0.26%		9	9	9
Daewha Fuel Pump Ind., Ltd.	83	0.05%		10	10	10
WorldCnM Inc.	131	1.09%		10	10	10
Superone Co., Ltd.	1,585	1.45%		8	8	8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2025 are as follows, Continued:

	2024
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Buyoung Panji Co., Ltd.	478	0.44%	￦	12	12	12
International Paint Korea Co., Ltd.	111	0.48%		11	11	11
EI Lighting Co., Ltd.	358	0.36%		18	18	18
Yooseung Co., Ltd.	10	0.08%		1	1	1
Sungkwang Co., Ltd.	48	0.35%		2	2	2
Ajin KSB Co., Ltd.	204	0.31%		18	18	18
Sewon Ceramic Co., Ltd.	530	1.01%		5	5	5
Choyang Tech Co., Ltd.	465	1.01%		23	23	23
TK Co., Ltd.	307	0.70%		15	15	15
Arari Co., Ltd.	14	0.05%		1	1	1
C&S Corporation Co., Ltd.	1,304	0.01%		13	13	13
Global The One of Korea Co., Ltd.	62	0.06%		3	3	3
Steellife Co., Ltd.	85	0.06%		4	4	4
Geumhan Co., Ltd.	498	0.24%		7	7	7
Mokgan Co., Ltd.	5	0.02%		1	1	1
Wenex Co., Ltd.	373	0.53%		19	19	19
Sulim Co., Ltd.	30	0.20%		6	6	6
Shinkwang Engineering	24	0.36%		2	2	2
Ek Cookware Co., Ltd.	60	0.04%		1	1	1
KTTW Co., Ltd.	28	0.05%		2	2	2
Avajar Co., Ltd.	1,061	0.01%		1	1	1
Woosung I.B. Co., Ltd.	7,071	0.07%		14	14	14
CAP Korea Co., Ltd.	16	0.30%		3	3	3
MSM Co., Ltd.	25	0.08%		—	—	—
Ddpopstyle Co., Ltd.	22	0.14%		—	—	—
Finemetal Co., Ltd.	49	0.08%		1	1	1
Sungkyeong Co., Ltd.	52	0.24%		2	2	2
Newko Co., Ltd.	331	0.06%		10	10	10
Dongsung Mulsan Co., Ltd.	137	0.34%		14	14	14
Pizzakorea Co., Ltd.	42	0.18%		9	9	9
Geumdani Co., Ltd.	2,377	1.82%		36	36	36
Mezzanine I-pack Co., Ltd.	38	0.02%		1	1	1
Ltop Co., Ltd.	36	0.06%		7	7	7
Simile Aluminium Co., Ltd.	428	0.31%		9	9	9
GT Tooling Co., Ltd.	604	0.17%		6	6	6
Team Korea Co., Ltd.	4,782	0.37%		24	24	24
Donghwa TCA Co., Ltd.	1,012	0.30%		25	25	25
Hankook Piaget Co., Ltd.	4	0.01%		—	—	—
Coco Food Co., Ltd.	648	1.24%		32	32	32
Woori Industry Co., Ltd.	102	1.05%		20	20	20
Ssangyong Youngweol Plant Service&Engineering Co., Ltd.	83	0.07%		4	1	1
SH Co., Ltd.	39	0.20%		8	8	8
Daeyoung Co., Ltd.	75	0.01%		8	8	8
Getron Co., Ltd.	7,259	0.20%		36	4	4
Jungmun Co., Ltd.	19	0.26%		2	2	2
JM Tech Co., Ltd.	403	0.67%		81	10	10
Choigang-gujo Co., Ltd.	61	0.45%		6	1	1
Hosungsteel Co., Ltd.	323	0.26%		14	3	3
Uktae IND. Co., Ltd.	140	0.12%		7	1	1
JFC Co., Ltd.	16	0.01%		2	2	2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2025 are as follows, Continued:

	2024
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Hyundai Tech Co., Ltd.	28	0.69%	￦	10	10	10
Daeil Co., Ltd.	301	0.42%		15	2	2
Daehyeon Recycle Co., Ltd.	59	0.61%		12	12	12
Metal Link Inc. Co., Ltd.	709	0.17%		35	4	4
Pipetec Korea Co., Ltd.	50	0.07%		10	1	1
SungJin Tech Co., Ltd.	803	1.20%		24	8	8
Yujin E&C Co., Ltd.	29	0.18%		6	—	—
Daishin Logistics Co., Ltd.	13	0.09%		1	1	1
JinSung Engineering Co., Ltd.	18	0.30%		18	18	18
Yongho Industry Co., Ltd.	157	0.22%		32	2	2
Wow tech Co., Ltd.	369	0.75%		11	11	11
World Power Tech Co., Ltd.	16	0.28%		24	24	24
PBM Auto Co., Ltd.	1,001	1.06%		10	10	10
K2 Motors Co., Ltd.	54	0.28%		1	1	1
CL Tech Co., Ltd.	801	2.25%		40	40	40
Mirae Industry Co., Ltd.	39	0.04%		6	6	6
Gentak Korea Co., Ltd.	301	0.31%		8	8	8
Sungjin Chemical Co., Ltd.	118	0.36%		4	4	4
LMAT Co., Ltd.	198	0.04%		20	20	20
Poong Lim Industrial Co., Ltd.	25	0.00%		38	38	38
Dae Sung GeoTech Co., Ltd.	631	1.28%		32	32	32
Saeheemang Co., Ltd.	756	0.60%		15	15	15
Vorn tech Co., Ltd.	431	0.37%		11	2	2
Woojin Formtech Co., Ltd.	76	0.08%		8	1	1
Korea Engineer Manufacturing Co., Ltd.	114	0.26%		6	1	1
Sinwa J&K Co., Ltd.	476	0.28%		5	5	5
Owon E&G Co., Ltd.	132	0.20%		4	4	4
Guseong Co., Ltd.	141	0.20%		4	4	4
Irefarm Co., Ltd.	45	0.30%		3	3	3
Haenarae Agricultural Corp.	15	0.03%		2	2	2
DECO&E Co., Ltd.	1,261	0.00%		2	2	2
Design Beyond Co., Ltd.	17	0.19%		2	2	2
LBK Co., Ltd.	8	0.05%		2	2	2
Duckwon industrial Co., Ltd.	32	0.43%		13	13	13
ASPT Co., Ltd.	64	0.82%		19	19	19
SIMA Co., Ltd.	29	0.05%		3	3	3
Jingkang Resources Co., Ltd.	90	1.57%		13	13	13
CIC Tech Co., Ltd.	96	0.54%		10	10	10
Fourever Co., Ltd.	44	0.10%		4	4	4
Myungil Metal Co., Ltd.	80	0.10%		4	4	4
Daeshin ECM Co., Ltd.	182	0.30%		9	9	9
Greencarbon Co., Ltd.	79	0.06%		1	1	1
Sunkoo Co., Ltd.	4	0.10%		2	2	2
Jians Construction Co., Ltd.	45	0.01%		2	4	4
DH trading Co., Ltd.	891	0.04%		178	—	—
Sangsin Co., Ltd.	29	0.09%		16	16	16
Steel focus Co., Ltd.	154	0.20%		5	5	5
Kamada Korea Co., Ltd.	437	0.33%		23	23	23
Fosys Co., Ltd.	19	0.08%		4	4	4
GB precision Co., Ltd.	137	0.57%		1	1	1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2025 are as follows, Continued:

	2024
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Ewon Art Co., Ltd.	185	0.61%	￦	9	9	9
DI Tech Co., Ltd.	3	0.00%		1	—	—
Hans AD Co., Ltd.	33	0.35%		2	2	2
Chaegim Environment Development Co., Ltd.	158	0.01%		4	3	3
Daesung Stain Co., Ltd.	32	0.32%		2	1	1
U&I Co., Ltd.	50	0.22%		5	5	5
World One Co., Ltd.	401	0.58%		10	10	10
Yewon Co., Ltd.	24	0.02%		1	1	1
TSNT Co., Ltd.	119	0.00%		24	24	24
Shinsung Tech Co., Ltd.	314	0.01%		16	16	16
Loft Garden Co., Ltd.	1	0.04%		—	—	—
Handon Co., Ltd.	74	0.25%		11	11	11
GH Tech Co., Ltd.	82	0.22%		3	3	3
Daeo Co., Ltd.	13	0.23%		4	4	4
Bokwang Co., Ltd.	76	0.00%		15	15	15
Samkum Industry Co., Ltd.	201	0.48%		40	40	40
Dyntex Korea Co., Ltd.	75	0.28%		15	15	15
Mirae Engineering Co., Ltd.	66	0.15%		1	1	1
Ilshin Tech Co., Ltd.	36	0.00%		7	7	7
Sukwon Co., Ltd.	2,885	0.59%		29	29	29
White&Clean Foods Co., Ltd.	330	0.00%		3	3	3
Michang Cable Co., Ltd.	1,096	0.13%		16	16	16
G.M Foods Co., Ltd.	57	0.16%		9	9	9
Wecan Global Inc. Co., Ltd.	165	0.08%		8	8	8
Daeju Steel Co., Ltd.	11	0.20%		1	—	—
Hyundai Glass Co., Ltd.	860	0.83%		43	43	43
MEC Co., Ltd.	16,468	1.17%		41	41	41
Daeyeoneco Co., Ltd.	151	0.00%		15	15	15
Hyesung Cable&Communication Inc.	762	0.39%		38	38	38
Sangjin Co., Ltd.	428	0.35%		21	21	21
Iksan-guwon Co., Ltd.	563	0.00%		11	11	11
Korea Remicon Co., Ltd.	36	0.03%		5	5	5
New Tech Co., Ltd.	23	0.15%		2	2	2
Segeon Co., Ltd.	124	0.00%		4	4	4
MS Tech Co., Ltd.	9	0.15%		1	1	1
J.I Steel Co., Ltd.	21	0.00%		2	2	2
HNT Co., Ltd.	172	0.00%		9	9	9
Taejin Co., Ltd.	27	0.08%		3	3	3
Macroad Co., Ltd.	953	0.17%		10	10	10
Woongjin Energy Co., Ltd.	94	0.00%		9	9	9
Eunsung Industrial Co., Ltd.	3	0.03%		—	—	—
KPE Co., Ltd.	51	0.19%		13	13	13
Dongbangfarms Co., Ltd.	904	0.55%		40	4	4
Altron Jeonju Co., Ltd.	34,846	1.34%		697	5	5
K Shipbuilding Co., Ltd.	8,622	0.25%		1,078	1,078	1,078
Shinjin International Corporation Co., Ltd.	4	0.01%		1	1	1
RMK Co., Ltd.	63	0.90%		22	22	22
Andong Trading Corporation Co., Ltd.	42	0.00%		2	2	2
Seokjin E&T Co., Ltd.	81	0.06%		8	8	8
Seohan Food Co., Ltd.	83	0.19%		2	2	2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2025 are as follows, Continued:

	2024
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
JSL Co., Ltd.	51	0.49%	￦	3	3	3
Seil Textile Co., Ltd.	16	0.15%		3	3	3
Sungdo Pack Co., Ltd.	15	0.06%		1	1	1
Coffeenie Co., Ltd.	2	0.00%		—	—	—
Medi Pharma Plan Co., Ltd.	1,075	0.26%		108	7	7
Woori Ascon Co., Ltd.	25	0.34%		10	10	10
Cheonwoo E.P.S Co., Ltd.	371	1.10%		19	19	19
Koa Tech Co., Ltd.	1,244	0.77%		12	12	12
SKE Cable Co., Ltd.	120	0.08%		6	6	6
Hi Korea Co., Ltd.	1,845	1.94%		185	21	21
Daeheung Engineering Co., Ltd.	65	0.01%		1	1	1
Etapol Co., Ltd.	1,361	0.54%		41	41	41
Yoongwon Korea Co., Ltd.	157	1.47%		31	31	31
Avoh Ceramic&Bath Co., Ltd.	173	0.14%		3	3	3
Dongyang R.P.F. Industrial Co., Ltd.	59	0.03%		2	2	2
Yuil Engineering Co., Ltd.	14	0.03%		1	1	1
Taesan Co., Ltd.	146	0.69%		35	35	35
Thermo Tec Co., Ltd.	446	0.03%		4	4	4
DaeYang Hydro Co., Ltd.	6	0.02%		1	1	1
SangMoo Steel Co., Ltd.	24	0.04%		2	2	2
Jungin Distribution Co., Ltd.	17	0.00%		3	3	3
TheSun Co., Ltd.	77	0.06%		1	1	1
ChoungHwa Precise Co., Ltd.	428	0.08%		43	4	4
Snopa Co., Ltd.	458	0.01%		5	5	5
SKD Korea Co., Ltd.	40	0.28%		20	20	20
Samhyup Co., Ltd.	376	0.91%		38	38	38
Gogang Aluminum Co., Ltd.	828	1.52%		41	41	41
Taekwang Paper Board Co., Ltd.	133	0.49%		23	23	23
NY Tech Co., Ltd.	33	0.15%		2	2	2
Dongbang Metal Co., Ltd.	1,985	0.32%		20	20	20
Samwang Co., Ltd.	170	0.25%		17	17	17
Guseul Co., Ltd.	89	0.23%		9	9	9
Gaone International Co., Ltd.	54	0.29%		14	14	14
Dongyang Pratech Co., Ltd.	265	1.21%		29	29	29
Samjin Placo Co., Ltd.	661	0.52%		33	33	33
MS Steel Industrial Co., Ltd.	167	0.40%		8	8	8
STS Global Co., Ltd.	9	0.04%		—	—	—
Y Tech Co., Ltd.	855	0.65%		34	34	34
J&J Tech Co.	14	0.22%		1	1	1
Shield Board Co., Ltd.	165	0.15%		3	3	3
SFC International Co., Ltd.	11	0.01%		1	1	1
Hana ITM Inc.	8,443	0.70%		84	84	84
Jeuvis Co., Ltd.	191	0.30%		2	2	2
JBM Co., Ltd.	662	0.34%		20	20	20
Jungwoo Metal Solution Co., Ltd.	27	0.08%		2	2	2
MS Precision Co., Ltd.	220	0.16%		22	22	22
YM Tech Co., Ltd.	2	0.01%		—	—	—
C&C ENG Co., Ltd.	439	1.59%		22	22	22
Daejoo E&G Co., Ltd.	133	0.00%		27	27	27
Taeyoung Precision Co., Ltd.	31	0.22%		—	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2025 are as follows, Continued:

	2024
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Shin Heung Precision Co., Ltd.	93	4.63%	￦	4	4	4
TaeGwang P&C Co., Ltd.	530	0.90%		13	13	13
KyeongGwang Tech Co., Ltd.	244	1.04%		7	7	7
Wonil Image Maker Inc.	16	0.04%		—	—	—
Vehicle System Co., Ltd.	225	0.19%		23	23	23
Moohan Enterprise Co., Ltd.	63	0.12%		3	3	3
C&A Industries Co., Ltd.	42,062	0.26%		21	21	21
CH Solution Co., Ltd.	1,456	0.16%		4	4	4
Value Invest Korea Co., Ltd.	8	0.00%		2	2	2
HNT Co., Ltd.	8,567	0.09%		9	9	9
Sunquen Co., Ltd.	4	0.01%		—	—	—
Shabath Co., Ltd.	48	0.04%		6	6	6
Woori Elec Co., Ltd.	102	0.17%		6	6	6
Dong-Yang Special Casting Co., Ltd.	1,027	0.41%		21	21	21
Haegang Industry Co., Ltd.	1,687	1.13%		25	25	25
Daone Co., Ltd.	860	0.23%		9	9	9
Yeowoon Co., Ltd.	3	0.00%		1	1	1
Evertrue Co., Ltd.	15	0.00%		—	1	1
Libechen Co., Ltd.	151	0.13%		8	8	8
Hongin Co., Ltd.	149	0.22%		45	45	45
Bolim Co., Ltd.	37	0.10%		5	5	5
Neo Life Co., Ltd.	19	0.04%		—	—	—
T-Eng Co., Ltd.	123	1.05%		25	25	25
Badanuri	8	0.10%		2	2	2
Ki Soo Precision Co., Ltd.	325	0.44%		98	27	27
DNGV	5,516	0.14%		11	11	11
BJ Korea	446	0.81%		40	40	40
R&S Co., Ltd.	291	0.61%		4	4	4
Daekyoung Co., Ltd.	85	0.66%		17	17	17
Dongyang Environment	141	0.38%		7	7	7
KEE Co., Ltd.	64	0.63%		13	13	13
Asia Platech Co., Ltd.	932	3.59%		47	47	47
HyoChang Industrial Co., Ltd	10,930	0.59%		5	5	5
Semin Environmental Design Co., Ltd.	14	0.04%		—	—	—
JungAng PNA Co., Ltd.	385	0.61%		8	8	8
CNEGS Co., Ltd.	80	0.07%		7	7	7
HaeDeuRim Co., Ltd.	70	0.41%		11	11	11
CMTI Co., Ltd.	65	0.15%		2	2	2
JMT Co., Ltd.	6,133	0.39%		15	15	15
SeJung Precision Industrial Co., Ltd.	141	0.43%		14	14	14
SGTech	30	0.66%		3	3	3
OhBakSaDatkeom Co., Ltd.	52	0.23%		3	3	3
GeumChangHwaseom Co., Ltd.	119	1.02%		12	12	12
SeongMinSusan Co., Ltd.	371	0.09%		4	4	4
DreamFact Co., Ltd.	77	0.10%		3	3	3
DonEWorld Co., Ltd.	125	0.68%		10	10	10
DongSuh Co., Ltd.	18	0.23%		2	2	2
Dondodam Co., Ltd.	262	0.34%		13	13	13
Vision Food Co., Ltd.	1,732	1.00%		87	87	87
A One Metal Co., Ltd.	156	0.89%		16	16	16

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2025 are as follows, Continued:

	2024
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
ECO Plus Co., Ltd.	2,786	0.91%	￦	3	3	3
Seong An Synthetics Co., Ltd.	200,684	2.91%		2,007	2,007	2,007
DaeWoon Tech Co., Ltd.	106	0.26%		3	3	3
KoWEEO Co., Ltd.	38	0.05%		2	2	2
IK Co., Ltd.	14	0.06%		1	1	1
Eco Join Co., Ltd.	145	0.03%		2	2	2
Yuk Hwawon Co., Ltd.	567	0.25%		12	12	12
Yun Hwawon FND Co., Ltd.	496	0.84%		25	25	25
GoRyeoInSam Co., Ltd.	197	0.41%		30	30	30
HyeJin IND Co., Ltd.	77	0.26%		4	4	4
Cheongsong JungAng Aluminum Co., Ltd.	1,300	0.14%		20	20	20
Easy Tape Co., Ltd.	144	0.30%		14	14	14
Gyeonganaseukon	51	0.85%		10	10	10
Biseullo Co., Ltd.	11	0.03%		1	1	1
Cest Co., Ltd.	152	1.43%		76	76	76
MDT Co., Ltd.	57	0.30%		6	6	6
KDP Sieori Co., Ltd.	511	0.50%		6	6	6
KREMS Co., Ltd.	868	0.81%		347	347	347
Hanam Industrial Co., Ltd.	87	0.80%		13	13	13
R Light Co., Ltd.	437	0.41%		5	5	5
Daewon SNP Co., Ltd.	2,656	0.44%		93	93	93
Goryeo Filter Co., Ltd.	31	0.07%		2	2	2
Daehan Special Metal Co., Ltd.	2,326	5.89%		931	931	931
Hungaforming Co., Ltd.	397	0.64%		20	20	20
HyeopJin PL Co., Ltd.	7,889	0.72%		39	39	39
Seun Co., Ltd.	61	0.69%		3	3	3
AOS Co., Ltd.	25	0.16%		1	1	1
SamHan Industrial Co., Ltd.	215	0.45%		3	3	3
YangJI EnterPrise Co., Ltd.	16	0.04%		3	3	3
GyungNam Metal Co., Ltd.	698	0.07%		17	17	17
Yoolim industrial Co., Ltd.	1,560	1.98%		234	234	234
Haemirae Co., Ltd.	57	0.25%		4	4	4
KROPC Co., Ltd.	1,297	1.19%		26	26	26
Mirae Seesco Co. Ltd.	17	0.04%		2	2	2
SungMin Industrial Co., Ltd.	229	2.80%		34	34	34
Kunyang Co., Ltd.	44	0.12%		4	4	4
CAT Co., Ltd.	40	0.27%		3	3	3
JeongJin Nurimaru Co., Ltd.	218	1.08%		33	33	33
GeunHo Precision Co., Ltd.	1,770	0.98%		133	133	133
HwaIn Inemtek Co., Ltd.	327	0.60%		43	43	43
TS Steel Co., Ltd.	202	0.13%		20	20	20
SaeHan Food Co., Ltd.	23	0.40%		5	5	5
SamYeong Engineer Co., Ltd.	501	0.55%		10	10	10
GumYoung General Co., Ltd.	6,522	0.06%		13	13	13
SaeUm Global Co., Ltd.	207	0.06%		5	5	5
Work life balance Co., Ltd.	9	0.92%		1	1	1
YuJin Hightech Co., Ltd.	152	0.58%		15	15	15
GOC Co., Ltd.	4,415	0.16%		44	44	44
Fraijour Queen Co., Ltd.	73	0.56%		3	3	3
Wnt Co., Ltd.	57	0.19%		6	6	6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2025 are as follows, Continued:

	2024
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Tae Gwang Engineer Co., Ltd.	406	2.60%	￦	41	41	41
GSB Co., Ltd.	370	1.03%		37	37	37
MCI Co., Ltd.	760	0.12%		23	23	23
Wonchang steel Co., Ltd.	66	0.16%		7	7	7
GukWon Construction Co., Ltd.	9	0.00%		—	—	—
Friend Co., Ltd.	2,745	0.46%		55	55	55
AppleLind Networks Co., Ltd.	2,417	0.12%		11	11	11
HSC Co., Ltd.	7,174	2.69%		36	36	36
ChangShin Plant Co., Ltd.	108	1.40%		22	22	22
PyeongKang Precision Co., Ltd.	3	0.01%		—	—	—
ShinSung Co., Ltd.	66	0.58%		13	13	13
DreamHightech Co., Ltd.	137	0.16%		7	7	7
WooHo Construction Co., Ltd.	35	0.02%		2	2	2

				352,191	309,709	309,709

Debt securities (*1)
Aron Flying Ship Co., Ltd.	—	—	￦	491	535	535
Ino Platech Co., Ltd.	—	—		1,080	1,194	1,194
Daebon Tech Co., Ltd.	—	—		3,000	3,316	3,316

				4,571	5,045	5,045

			￦	683,192	674,850	674,850

(*1)	The Company used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.

(*2)
The Company has estimated the fair value of Set Holding by using the discounted cash flow method and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss for the year ended December 31, 2024.

(*3)
During the year ended December 31, 2023, the Company acquired additional shares in BDI Co., Ltd. through a debt-to-equity swap as part the entity’s corporate rehabilitation process. As the Company cannot hold significant influence over the entity until the completion of the corporate rehabilitation procedures, the Company has accounted for the investment in the entity as financial assets at fair value through other comprehensive income.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2025 are as follows, Continued:

	2025
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Listed
Korea District Heating Corp.	2,264,068	19.55%	￦	173,201	218,255	218,255
KG Mobility Co., Ltd.	12,205	0.01%		428	43	43
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	26	26
PAN Ocean Co., Ltd.	1,492	0.00%		14	6	6
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Almatri Resources Indonesia	480,000,000	1.60%		65,028	74,369	74,369
Denison Mines Corp.	58,284,000	7.46%		84,134	222,278	222,278
Paladin Energy	10,760	0.01%		41	98	98
KS Industry Co., Ltd	1,457	0.01%		38	1	1
Vitzrosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	1	1
Vissem electronics, Co., Ltd.	301	0.00%		11	2	2
KC Industry Co., Ltd.	139	0.00%		6	—	—
Ihsung CNI Co., Ltd.	142,860	4.43%		1,500	813	813
Aone Alform Co., Ltd.	2,672	0.04%		19	3	3
Kodaco Co., Ltd.	131,698	0.85%		1,317	1,354	1,354
Winiaaid Co., Ltd.	129	0.00%		1	1	1

				326,001	517,251	517,251

Unlisted (*1)
Set Holding (*2)	1,100,220	2.50%	￦	229,255	310,808	310,808
SGC Greenpower Co., Ltd.	580,000	5.00%		2,900	5,807	5,807
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd. (Unlisted)	127,660	3.96%		1,500	2,144	2,144
H Robotics Co., Ltd.	903,601	7.05%		4,000	399	399
Good Tcells Co., Ltd.	11,364	0.33%		500	630	630
IPS Bio Co., Ltd.	1,975	3.13%		1,000	873	873
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.64%		1,000	862	862
Fine Powerex Co., Ltd.	72,633	4.45%		1,500	1,714	1,714
Agencore Co., Ltd.	175,779	6.31%		2,200	2,934	2,934
SamHong Machinery Co., Ltd.	1,543,837	9.13%		7,000	15,099	15,099
Aloha Factory Co., Ltd.	2,970	3.70%		1,000	639	639
Dailyshot Co., Ltd.	1,695	1.64%		1,001	1,205	1,205
Mediquitous Co., Ltd.	5,080	0.48%		1,250	1,546	1,546
Black Materials Co., Ltd.	37,038	8.31%		500	431	431
Monit Co., Ltd.	333,334	14.29%		1,000	853	853
3i Powergen Inc.(*6)	—	15.00%		1,482	—	—
Enersys Co., Ltd.	9,763	19.62%		2,050	337	337
Kalman Co., Ltd.	23,172	9.54%		1,000	821	821
Himet Co., Ltd.	1,754,386	13.93%		5,000	4,182	4,182
PT. Kedap Sayaaq	671	10.00%		18,540	—	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pioneer Gas Power Limited (*5)	123,200,010	38.50%		49,831	—	—
Bobaek C&S Co., Ltd.	13,246	0.87%		2,000	2,000	2,000
BDI Co., Ltd. (*3,4)	6,390,478	32.50%		—	—	—
Hwan Young Steel Co., Ltd.	10,916	0.14%		1,092	97	97

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2025 are as follows, Continued:

	2025
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
SAMBO AUTO. Co., Ltd.	15,066	0.02%	￦	38	38	38
Mobo Co., Ltd.	504	0.00%		14	14	14
Dae Kwang Semiconductor Co., Ltd.	589	0.07%		6	6	6
Sanbon Department Store	828	0.01%		124	3	3
Sungwon Co., Ltd.	117	0.07%		29	29	29
IMHWA Corp.	329	0.11%		5	5	5
DALIM Special Vehicle Co., Ltd.	58	0.08%		10	10	10
Moonkyung Silica Co., Ltd.	42	0.56%		—	—	—
KS Remicon Co., Ltd.	12	0.04%		3	3	3
Samgong Development Co., Ltd.	12	0.01%		7	7	7
Joongang Development Co., Ltd.	540	0.12%		8	8	8
Newasia Co., Ltd.	12,906	0.23%		32	32	32
MSE Co., Ltd.	429	0.13%		9	9	9
Ilrim Nano Tec Co., Ltd.	1,520	0.07%		15	15	15
Ilsuk Co., Ltd.	152	0.17%		10	10	10
Zyle Daewoo Motor Sales Co., Ltd.	22	0.00%		—	—	—
Daewoo Development Co., Ltd.	8	0.00%		—	—	—
Seyang Inc.	537	0.05%		27	30	30
Seungri Enterprise Co., Ltd.	93	0.05%		3	3	3
Shin-E P&C Co., Ltd.	1,569	0.64%		110	2	2
Ejung Ad Co., Ltd.	132	0.09%		3	3	3
Solvus Co., Ltd.	1,056	0.04%		3	3	3
Myung Co., Ltd.	89	0.05%		2	2	2
Biwang Industry Co., Ltd.	406	0.04%		2	2	2
Young Sung Co., Ltd.	89	0.40%		27	27	27
Yuil Industrial Electronics Co., Ltd.	804	0.32%		16	16	16
Woojin Industry Corporation	3	0.00%		16	16	16
Kwang Sung Industry Co., Ltd.	325	0.35%		7	7	7
Woojoo Environment Ind. Co., Ltd.	101	0.11%		13	13	13
Hyungji Esquire Co., Ltd.	61	0.02%		22	22	22
Morado Co., Ltd.	209	0.04%		2	2	2
Myung Sung Tex Co., Ltd.	20	0.00%		2	2	2
Kwang Sung Co., Ltd.	610	0.53%		31	32	32
Seen Business and Technology co., Ltd.	29,424	0.73%		147	7	7
Shin Pyung Co., Ltd.	6	0.03%		3	3	3
JMC Heavy Industries Co., Ltd.	2,724	0.10%		27	2	2
Najin Steel Co., Ltd.	37	0.06%		5	5	5
Sinkwang Industry Co., Ltd.	1,091	1.68%		5	5	5
Elephant & Friends Co., Ltd.	563	0.61%		3	3	3
Mireco Co., Ltd.	109	0.25%		11	11	11
L&K Industry Co., Ltd.	1,615	0.60%		24	24	24
JO Tech Co., Ltd.	1,263	0.62%		25	26	26
Kendae Printing Co., Ltd.	422	0.60%		21	21	21
Dauning Co., Ltd.	231	0.41%		6	6	6
Korea Trecision Co., Ltd.	22	0.45%		5	5	5
Hurim Biocell Co., Ltd.	1,021	0.00%		5	5	5
Beer Yeast Korea Inc.	1,388	0.43%		7	7	7
B CON Co., Ltd.	96	1.16%		6	6	6
Ace Integration Co., Ltd.	105	0.09%		23	23	23
AceInti Agricultural Co., Ltd.	4	0.02%		5	2	2
KyungDong Co., Ltd.	130	0.01%		1	1	1
ChunWon Development Co., Ltd.	193	0.19%		39	39	39

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2025 are as follows, C ontinued:

	2025
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
SungLim Industrial Co., Ltd.	29	0.03%	￦	1	1	1
Korea Minerals Co., Ltd.	191	0.05%		135	1	1
JoHyun Co., Ltd.	350	1.56%		18	18	18
KC Co., Ltd.	5,107	0.17%		26	26	26
SeongJi Industrial Co., Ltd.	41	0.05%		1	1	1
Seyang Precision Ind.Co., Ltd.	829	0.23%		41	41	41
Dooriwon Food System Co., Ltd.	13	0.27%		1	1	1
Sung Kwang Co., Ltd.	23	0.37%		6	6	6
Shinheung petrol. Co., Ltd.	699	0.14%		35	35	35
Samsung Tech Co., Ltd.	486	1.28%		97	36	36
Sevenvalley JC	24	0.02%		12	12	12
Han Young Technology Company Co., Ltd.	35	0.00%		—	—	—
Protronics Co., Ltd.	843	0.42%		84	6	6
Hyundaitech Co., Ltd.	1,363	0.87%		27	27	27
Dasan Material Co., Ltd.	29	0.04%		22	22	22
Fish World Co., Ltd.	47	0.21%		2	2	2
Samdo Industry Electric Co., Ltd.	48	0.02%		1	1	1
Shinsei Trading Co., Ltd.	64	0.72%		6	6	6
Green Alchemy Co., Ltd.	38,202	1.48%		191	17	17
KM Leatech Co., Ltd.	1,648	0.98%		8	8	8
Semist Co., Ltd.	555	0.80%		3	3	3
Sewo on Bus Co., Ltd.	12	0.00%		—	—	—
Enertec Co., Ltd.	7,937	0.19%		44	44	44
Bellie Doughnuts Co., Ltd.	169	0.19%		10	10	10
Choheung packing Co., Ltd.	61	0.13%		12	12	12
Jaewoo Co., Ltd.	359	0.24%		11	11	11
Wooyang HC Co., Ltd	1,375	0.01%		159	13	13
TheYeonriji Co., Ltd.	116	0.10%		6	6	6
Flusys Co., Ltd.	9	0.08%		2	2	2
DongSeo Electronics Co., Ltd.	347	0.07%		17	17	17
Daewoo Display Co., Ltd.	177	0.03%		5	5	5
NTS Co., Ltd.	143	0.22%		36	36	36
AID CO., Ltd.	1,212	0.57%		36	36	36
Changwon Eco-friendly farming Corp.	3	0.01%		—	—	—
Kumo Hitech Co., Ltd.	6,697	0.53%		100	32	32
Kyung Pyo Industry Co., Ltd.	186	0.76%		19	19	19
Samjoo Hightech Co., Ltd.	522	0.08%		3	3	3
Samkwang Chemical Co., Ltd.	204	1.27%		51	51	51
Shinseung Chemical Industry Co., Ltd.	5	0.01%		60	—	—
KJ Alloy Co., Ltd.	368	0.20%		7	7	7
SM Hi-tech Co., Ltd.	22	0.39%		22	22	22
Puruen Environment Co., Ltd.	967	1.34%		19	19	19
Miretech Co., Ltd.	9,111	0.27%		18	18	18
Sejin Hightech Co., Ltd.	17,980	0.16%		18	18	18
Eun Sung Enterprise Co., Ltd.	1,131	0.72%		17	17	17
Shinyoung Textiles Co., Ltd.	523	1.01%		52	23	23
Ilwoo Steel Co., Ltd.	41	0.28%		17	17	17
Dong-un Tech Co., Ltd.	1,159	6.28%		81	34	34
Wonkwang Door Corp.	575	1.00%		29	29	29
Eanskorea Co., Ltd.	39	0.05%		2	2	2
Youngdongseafood Co., Ltd.	165	0.33%		8	8	8
Hyunwoo Winstar Co., Ltd.	1	0.00%		—	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2025 are as follows, C ontinued:

	2025
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Sungchang Tech Co., Ltd.	159	0.31%	￦	10	19	19
Yuchang Industry Co., Ltd.	90	0.11%		5	5	5
Jeongpum Co., Ltd.	322	0.35%		16	16	16
Korea Steel Power Co., Ltd.	2,761	1.88%		55	2	2
Caffe Bene Co., Ltd.	1,908	0.03%		9	9	9
Jinhung Packaging Co., Ltd.	4,329	3.02%		22	22	22
Donglim Eng Co., Ltd.	26	0.11%		3	3	3
SIP Co., Ltd.	274	0.55%		7	7	7
Daeji Product Co., Ltd.	15	0.05%		1	—	—
SSET Co., Ltd.	181	0.30%		18	18	18
Sewon PM Tech Co., Ltd.	963	1.11%		48	48	48
Shinwoo Toptech Co., Ltd.	834	0.51%		83	6	6
KMLC Co., Ltd.	281	0.14%		22	22	22
Seinfood Co., Ltd.	13	0.17%		7	7	7
TaeSung Eco-Tech. Co., Ltd.	1,368	4.55%		34	34	34
Kukex Inc.	639	0.05%		3	3	3
Chang won Engineering Co., Ltd.	22	0.00%		4	4	4
Samsung Silup Co., Ltd.	47	0.19%		5	5	5
Samwon Bio Tech Co., Ltd.	390	0.25%		6	6	6
IZU KOREA Co., Ltd.	48	0.00%		2	2	2
Dongdo CNP Co., Ltd.	234	0.36%		6	6	6
Taejin Hi tech Co., Ltd.	78	0.26%		3	3	3
Head win Co., Ltd.	69	0.12%		7	7	7
E-Won Solutech Co., Ltd.	158	0.16%		40	40	40
KPL Circuit Co., Ltd.	283	0.08%		14	14	14
Han Mi Flexible Co., Ltd.	143	0.20%		43	43	43
Millennium PNT Co., Ltd.	227	0.37%		6	6	6
Dae Myung Co., Ltd.	114	0.08%		3	3	3
Young San Heavy Industries Co., Ltd.	74	0.11%		7	7	7
Samchungwon Co., Ltd.	15	0.24%		2	2	2
Wooyang Frozen Foods Co., Ltd.	66	0.82%		27	27	27
Nanomic Co., Ltd.	94	0.63%		38	38	38
Samsung Nonferrous Metal Co., Ltd.	89	0.26%		9	9	9
Daewha Fuel Pump Ind., Ltd.	83	0.05%		10	10	10
WorldCnM Inc.	131	1.09%		10	10	10
Superone Co., Ltd.	1,585	1.45%		8	8	8
Buyoung Panji Co., Ltd.	478	0.44%		12	12	12
International Paint Korea Co., Ltd.	111	0.48%		11	11	11
EI Lighting Co., Ltd.	358	0.36%		18	18	18
Yooseung Co., Ltd.	10	0.08%		1	1	1
Sungkwang Co., Ltd.	48	0.35%		2	2	2
Ajin KSB Co., Ltd.	204	0.31%		18	18	18
Sewon Ceramic Co., Ltd.	530	1.01%		5	5	5
Choyang Tech Co., Ltd.	465	1.01%		23	23	23
TK Co., Ltd.	307	0.70%		15	15	15
Arari Co., Ltd.	14	0.05%		1	1	1
C&S Corporation Co., Ltd.	1,304	0.01%		13	13	13
Global The One of Korea Co., Ltd.	62	0.06%		3	3	3
Steellife Co., Ltd.	85	0.06%		4	4	4
Geumhan Co., Ltd.	498	0.24%		7	7	7
Mokgan Co., Ltd.	5	0.02%		1	1	1
Sulim Co., Ltd.	30	0.20%		6	6	6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2025 are as follows, C ontinued:

	2025
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Shinkwang Engineering	24	0.36%	￦	2	2	2
Ek Cookware Co., Ltd.	60	0.04%		1	1	1
KTTW Co., Ltd.	28	0.05%		2	2	2
Avajar Co., Ltd.	1,061	0.01%		1	1	1
Woosung I.B. Co., Ltd.	7,071	0.07%		14	14	14
MSM Co., Ltd.	25	0.08%		—	—	—
Ddpopstyle Co., Ltd.	22	0.14%		—	—	—
Finemetal Co., Ltd.	49	0.08%		1	1	1
Sungkyeong Co., Ltd.	52	0.24%		2	2	2
Newko Co., Ltd.	331	0.06%		10	10	10
Dongsung Mulsan Co., Ltd.	137	0.34%		14	14	14
Pizzakorea Co., Ltd.	42	0.18%		9	9	9
Geumdani Co., Ltd.	2,377	1.82%		36	36	36
Mezzanine I-pack Co., Ltd.	38	0.02%		1	1	1
Ltop Co., Ltd.	36	0.06%		7	7	7
Simile Aluminium Co., Ltd.	428	0.31%		9	9	9
GT Tooling Co., Ltd.	604	0.17%		6	6	6
Team Korea Co., Ltd.	4,782	0.37%		24	24	24
Donghwa TCA Co., Ltd.	1,012	0.30%		25	25	25
Hankook Piaget Co., Ltd.	4	0.01%		—	—	—
Coco Food Co., Ltd.	648	1.24%		32	32	32
Woori Industry Co., Ltd.	102	1.05%		20	20	20
Ssangyong Youngweol Plant Service&Engineering Co., Ltd.	83	0.07%		4	1	1
SH Co., Ltd.	39	0.20%		8	8	8
Daeyoung Co., Ltd.	75	0.01%		8	8	8
Getron Co., Ltd.	7,259	0.20%		36	4	4
JM Tech Co., Ltd.	403	0.67%		81	10	10
Choigang-gujo Co., Ltd.	61	0.45%		6	1	1
Hosungsteel Co., Ltd.	323	0.26%		14	3	3
Uktae IND. Co., Ltd.	140	0.12%		7	1	1
JFC Co., Ltd.	16	0.01%		2	2	2
Hyundai Tech Co., Ltd.	28	0.69%		10	10	10
Metal Link Inc. Co., Ltd.	709	0.17%		35	4	4
Pipetec Korea Co., Ltd.	50	0.07%		10	1	1
SungJin Tech Co., Ltd.	803	1.20%		24	8	8
Yujin E&C Co., Ltd.	29	0.18%		6	—	—
Daishin Logistics Co., Ltd.	13	0.09%		1	1	1
JinSung Engineering Co., Ltd.	18	0.30%		18	18	18
Yongho Industry Co., Ltd.	157	0.22%		32	2	2
Wow tech Co., Ltd.	369	0.75%		11	11	11
World Power Tech Co., Ltd.	16	0.28%		24	24	24
PBM Auto Co., Ltd.	1,001	1.06%		10	10	10
K2 Motors Co., Ltd.	54	0.28%		1	1	1
CL Tech Co., Ltd.	801	2.25%		40	40	40
Mirae Industry Co., Ltd.	39	0.04%		6	6	6
Gentak Korea Co., Ltd.	301	0.31%		8	8	8
Sungjin Chemical Co., Ltd.	118	0.36%		4	4	4
LMAT Co., Ltd.	198	0.04%		20	20	20
Poong Lim Industrial Co., Ltd.	25	0.00%		38	38	38
Dae Sung GeoTech Co., Ltd.	631	1.28%		32	32	32
Saeheemang Co., Ltd.	756	0.60%		15	15	15

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2025 are as follows, C ontinued:

	2025
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Vorn tech Co., Ltd.	431	0.37%	￦	11	2	2
Woojin Formtech Co., Ltd.	76	0.08%		8	1	1
Korea Engineer Manufacturing Co., Ltd.	114	0.26%		6	1	1
Sinwa J&K Co., Ltd.	476	0.28%		5	5	5
Owon E&G Co., Ltd.	132	0.20%		4	4	4
Guseong Co., Ltd.	141	0.20%		4	4	4
Irefarm Co., Ltd.	45	0.30%		3	3	3
Haenarae Agricultural Corp.	15	0.03%		2	2	2
DECO&E Co., Ltd.	1,261	0.00%		2	2	2
Design Beyond Co., Ltd.	17	0.19%		2	2	2
LBK Co., Ltd.	8	0.05%		1	1	1
Duckwon industrial Co., Ltd.	32	0.43%		13	13	13
ASPT Co., Ltd.	64	0.82%		19	19	19
Jingkang Resources Co., Ltd.	90	1.57%		13	13	13
Fourever Co., Ltd.	44	0.10%		4	4	4
Myungil Metal Co., Ltd.	80	0.10%		4	4	4
Greencarbon Co., Ltd.	79	0.06%		1	1	1
Sunkoo Co., Ltd.	4	0.10%		2	2	2
Jians Construction Co., Ltd.	45	0.01%		2	4	4
DH trading Co., Ltd.	891	0.04%		178	—	—
Sangsin Co., Ltd.	29	0.09%		15	15	15
Steel focus Co., Ltd.	154	0.20%		4	4	4
Kamada Korea Co., Ltd.	437	0.33%		22	22	22
Fosys Co., Ltd.	19	0.08%		4	4	4
GB precision Co., Ltd.	137	0.57%		1	1	1
Ewon Art Co., Ltd.	185	0.61%		9	9	9
DI Tech Co., Ltd.	3	0.00%		—	—	—
Hans AD Co., Ltd.	33	0.35%		2	2	2
Daesung Stain Co., Ltd.	32	0.32%		2	2	2
U&I Co., Ltd.	50	0.22%		5	5	5
World One Co., Ltd.	401	0.58%		10	10	10
Yewon Co., Ltd.	24	0.02%		1	—	—
TSNT Co., Ltd.	119	0.00%		24	24	24
Shinsung Tech Co., Ltd.	314	0.01%		16	16	16
Loft Garden Co., Ltd.	1	0.04%		—	—	—
GH Tech Co., Ltd.	82	0.22%		3	3	3
Daeo Co., Ltd.	13	0.23%		4	4	4
Bokwang Co., Ltd.	76	0.00%		15	15	15
Samkum Industry Co., Ltd.	201	0.48%		40	40	40
Mirae Engineering Co., Ltd.	66	0.15%		1	1	1
Ilshin Tech Co., Ltd.	36	0.00%		7	7	7
Sukwon Co., Ltd.	2,885	0.59%		29	29	29
White&Clean Foods Co., Ltd.	330	0.00%		3	3	3
Michang Cable Co., Ltd.	1,096	0.13%		16	16	16
G.M Foods Co., Ltd.	57	0.16%		9	9	9
Wecan Global Inc. Co., Ltd.	165	0.08%		8	8	8
Daeju Steel Co., Ltd.	11	0.20%		1	1	1
Hyundai Glass Co., Ltd.	860	0.83%		43	43	43
MEC Co., Ltd.	16,468	1.17%		41	41	41
Daeyeoneco Co., Ltd.	151	0.00%		15	15	15
Hyesung Cable&Communication Inc.	762	0.39%		38	38	38
Sangjin Co., Ltd.	428	0.35%		21	21	21

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2025 are as follows, C ontinued:

	2025
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Iksan-guwon Co., Ltd.	563	0.00%	￦	11	11	11
Korea Remicon Co., Ltd.	36	0.03%		5	5	5
New Tech Co., Ltd.	23	0.15%		2	2	2
Segeon Co., Ltd.	124	0.00%		4	4	4
MS Tech Co., Ltd.	9	0.15%		1	1	1
J.I Steel Co., Ltd.	21	0.00%		2	2	2
HNT Co., Ltd.	172	0.00%		9	9	9
Taejin Co., Ltd.	27	0.08%		3	3	3
Macroad Co., Ltd.	953	0.17%		10	10	10
Eunsung Industrial Co., Ltd.	3	0.03%		—	—	—
KPE Co., Ltd.	51	0.19%		13	13	13
Dongbangfarms Co., Ltd.	904	0.55%		41	5	5
Altron Jeonju Co., Ltd.	34,846	1.34%		697	5	5
K Shipbuilding Co., Ltd.	8,622	0.25%		1,078	1,078	1,078
Shinjin International Corporation Co., Ltd.	4	0.01%		1	1	1
RMK Co., Ltd.	63	0.90%		22	22	22
Andong Trading Corporation Co., Ltd.	42	0.00%		2	2	2
Seokjin E&T Co., Ltd.	81	0.06%		8	8	8
Seohan Food Co., Ltd.	83	0.19%		2	2	2
JSL Co., Ltd.	51	0.49%		3	3	3
Seil Textile Co., Ltd.	16	0.15%		3	3	3
Sungdo Pack Co., Ltd.	15	0.06%		1	1	1
Coffeenie Co., Ltd.	2	0.00%		—	—	—
Medi Pharma Plan Co., Ltd.	1,075	0.26%		108	7	7
Woori Ascon Co., Ltd.	25	0.34%		10	10	10
Cheonwoo E.P.S Co., Ltd.	371	1.10%		19	19	19
Koa Tech Co., Ltd.	1,244	0.77%		12	12	12
SKE Cable Co., Ltd.	120	0.08%		6	6	6
Hi Korea Co., Ltd.	1,845	1.94%		185	21	21
Daeheung Engineering Co., Ltd.	65	0.01%		1	1	1
Etapol Co., Ltd.	1,361	0.54%		41	41	41
Yoongwon Korea Co., Ltd.	157	1.47%		31	31	31
Avoh Ceramic&Bath Co., Ltd.	173	0.14%		3	3	3
Dongyang R.P.F. Industrial Co., Ltd.	59	0.03%		2	2	2
Yuil Engineering Co., Ltd.	14	0.03%		1	1	1
Taesan Co., Ltd.	146	0.69%		35	35	35
Thermo Tec Co., Ltd.	446	0.03%		4	4	4
DaeYang Hydro Co., Ltd.	6	0.02%		1	1	1
SangMoo Steel Co., Ltd.	24	0.04%		2	2	2
Jungin Distribution Co., Ltd.	17	0.00%		3	3	3
TheSun Co., Ltd.	77	0.06%		1	1	1
ChoungHwa Precise Co., Ltd.	428	0.08%		43	4	4
Snopa Co., Ltd.	458	0.01%		5	5	5
SKD Korea Co., Ltd.	40	0.28%		20	20	20
Samhyup Co., Ltd.	376	0.91%		38	38	38
Taekwang Paper Board Co., Ltd.	133	0.49%		23	23	23
NY Tech Co., Ltd.	33	0.15%		2	2	2
Dongbang Metal Co., Ltd.	1,985	0.32%		20	20	20
Guseul Co., Ltd.	89	0.23%		9	9	9
Gaone International Co., Ltd.	54	0.29%		14	14	14
Dongyang Pratech Co., Ltd.	265	1.21%		29	29	29
Samjin Placo Co., Ltd.	661	0.52%		33	33	33

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2025 are as follows, C ontinued:

	2025
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
MS Steel Industrial Co., Ltd.	167	0.40%	￦	8	8	8
STS Global Co., Ltd.	9	0.04%		—	—	—
Y Tech Co., Ltd.	855	0.65%		34	34	34
J&J Tech Co.	14	0.22%		1	1	1
Shield Board Co., Ltd.	165	0.15%		3	3	3
SFC International Co., Ltd.	11	0.01%		1	1	1
Hana ITM Inc.	8,443	0.70%		84	84	84
Jeuvis Co., Ltd.	191	0.30%		2	2	2
JBM Co., Ltd.	662	0.34%		20	20	20
Jungwoo Metal Solution Co., Ltd.	27	0.08%		2	2	2
MS Precision Co., Ltd.	220	0.16%		22	22	22
YM Tech Co., Ltd.	2	0.01%		—	—	—
C&C ENG Co., Ltd.	439	1.59%		22	22	22
Daejoo E&G Co., Ltd.	133	0.00%		27	27	27
Taeyoung Precision Co., Ltd.	31	0.22%		—	—	—
Shin Heung Precision Co., Ltd.	93	4.63%		4	4	4
TaeGwang P&C Co., Ltd.	530	0.90%		13	13	13
KyeongGwang Tech Co., Ltd.	244	1.04%		7	7	7
Wonil Image Maker Inc.	16	0.04%		—	—	—
Vehicle System Co., Ltd.	225	0.19%		23	23	23
Moohan Enterprise Co., Ltd.	63	0.12%		3	3	3
C&A Industries Co., Ltd.	42,062	0.26%		21	21	21
CH Solution Co., Ltd.	1,456	0.16%		4	4	4
Value Invest Korea Co., Ltd.	8	0.00%		2	2	2
HNT Co., Ltd.	8,567	0.09%		9	9	9
Sunquen Co., Ltd.	4	0.01%		—	—	—
Shabath Co., Ltd.	48	0.04%		6	6	6
Woori Elec Co., Ltd.	102	0.17%		5	5	5
Dong-Yang Special Casting Co., Ltd.	1,027	0.41%		21	21	21
Haegang Industry Co., Ltd.	1,687	1.13%		25	25	25
Daone Co., Ltd.	860	0.23%		9	9	9
Yeowoon Co., Ltd.	3	0.00%		—	—	—
Evertrue Co., Ltd.	15	0.00%		—	—	—
Libechen Co., Ltd.	151	0.13%		8	8	8
Hongin Co., Ltd.	149	0.22%		45	45	45
Neo Life Co., Ltd.	19	0.04%		—	—	—
T-Eng Co., Ltd.	123	1.05%		25	25	25
Badanuri	8	0.10%		2	2	2
Ki Soo Precision Co., Ltd.	325	0.44%		98	27	27
DNGV	5,516	0.14%		11	11	11
BJ Korea	446	0.81%		40	40	40
R&S Co., Ltd.	291	0.61%		4	4	4
Daekyoung Co., Ltd.	85	0.66%		17	17	17
Dongyang Environment	141	0.38%		7	7	7
KEE Co., Ltd.	64	0.63%		13	13	13
Asia Platech Co., Ltd.	932	3.59%		47	47	47
HyoChang Industrial Co., Ltd	10,930	0.59%		5	5	5
Semin Environmental Design Co., Ltd.	14	0.04%		—	—	—
JungAng PNA Co., Ltd.	385	0.61%		8	8	8
CNEGS Co., Ltd.	80	0.07%		7	7	7
HaeDeuRim Co., Ltd.	70	0.41%		11	11	11
CMTI Co., Ltd.	65	0.15%		2	2	2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2025 are as follows, C ontinued:

	2025
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
JMT Co., Ltd.	6,133	0.39%	￦	15	15	15
SeJung Precision Industrial Co., Ltd.	141	0.43%		14	14	14
SGTech	30	0.66%		3	3	3
OhBakSaDatkeom Co., Ltd.	52	0.23%		3	3	3
SeongMinSusan Co., Ltd.	371	0.09%		4	4	4
DreamFact Co., Ltd.	77	0.10%		3	3	3
DongSuh Co., Ltd.	18	0.23%		2	2	2
Dondodam Co., Ltd.	262	0.34%		13	13	13
Vision Food Co., Ltd.	1,732	1.00%		87	27	27
A One Metal Co., Ltd.	156	0.89%		16	16	16
ECO Plus Co., Ltd.	2,786	0.91%		3	3	3
DaeWoon Tech Co., Ltd.	106	0.26%		3	3	3
KoWEEO Co., Ltd.	38	0.05%		2	2	2
IK Co., Ltd.	14	0.06%		1	1	1
Eco Join Co., Ltd.	145	0.03%		2	2	2
Yuk Hwawon Co., Ltd.	567	0.25%		11	11	11
Yun Hwawon FND Co., Ltd.	496	0.84%		25	25	25
GoRyeoInSam Co., Ltd.	197	0.41%		30	30	30
HyeJin IND Co., Ltd.	77	0.26%		4	4	4
Cheongsong JungAng Aluminum Co., Ltd.	1,300	0.14%		20	20	20
Easy Tape Co., Ltd.	144	0.30%		14	14	14
Gyeonganaseukon	51	0.85%		10	10	10
Biseullo Co., Ltd.	11	0.03%		1	1	1
Cest Co., Ltd.	152	1.43%		76	76	76
MDT Co., Ltd.	57	0.30%		6	6	6
KDP Sieori Co., Ltd.	511	0.50%		5	5	5
Hanam Industrial Co., Ltd.	87	0.80%		13	13	13
Goryeo Filter Co., Ltd.	31	0.07%		2	2	2
Hungaforming Co., Ltd.	397	0.64%		20	20	20
HyeopJin PL Co., Ltd.	7,889	0.72%		39	39	39
AOS Co., Ltd.	25	0.16%		1	1	1
SamHan Industrial Co., Ltd.	215	0.45%		3	3	3
YangJI EnterPrise Co., Ltd.	16	0.04%		3	3	3
GyungNam Metal Co., Ltd.	698	0.07%		17	17	17
Yoolim industrial Co., Ltd.	1,560	1.98%		234	43	43
Haemirae Co., Ltd.	57	0.25%		4	4	4
KROPC Co., Ltd.	1,297	1.19%		26	26	26
Mirae Seesco Co. Ltd.	17	0.04%		2	2	2
SungMin Industrial Co., Ltd.	229	2.80%		34	34	34
Kunyang Co., Ltd.	44	0.12%		4	4	4
CAT Co., Ltd.	40	0.27%		3	3	3
JeongJin Nurimaru Co., Ltd.	218	1.08%		33	33	33
GeunHo Precision Co., Ltd.	1,770	0.98%		133	47	47
HwaIn Inemtek Co., Ltd.	327	0.60%		43	43	43
TS Steel Co., Ltd.	202	0.13%		20	20	20
SaeHan Food Co., Ltd.	23	0.40%		5	5	5
SamYeong Engineer Co., Ltd.	501	0.55%		10	10	10
GumYoung General Co., Ltd.	6,522	0.06%		13	13	13
SaeUm Global Co., Ltd.	207	0.06%		5	5	5
Work life balance Co., Ltd.	9	0.92%		1	1	1
YuJin Hightech Co., Ltd.	152	0.58%		15	15	15
GOC Co., Ltd.	4,415	0.16%		44	44	44

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2025 are as follows, C ontinued:

	2025
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
Fraijour Queen Co., Ltd.	73	0.56%	￦	3	3	3
Wnt Co., Ltd.	57	0.19%		6	6	6
Tae Gwang Engineer Co., Ltd.	406	2.60%		41	41	41
GSB Co., Ltd.	370	1.03%		37	37	37
MCI Co., Ltd.	760	0.12%		23	23	23
Wonchang steel Co., Ltd.	66	0.16%		7	7	7
GukWon Construction Co., Ltd.	9	0.00%		—	—	—
Friend Co., Ltd.	2,745	0.46%		55	21	21
AppleLind Networks Co., Ltd.	2,417	0.12%		11	11	11
HSC Co., Ltd.	7,174	2.69%		36	36	36
ChangShin Plant Co., Ltd.	108	1.40%		22	22	22
PyeongKang Precision Co., Ltd.	3	0.01%		—	—	—
ShinSung Co., Ltd.	66	0.58%		13	13	13
DreamHightech Co., Ltd.	137	0.16%		7	7	7
WooHo Construction Co., Ltd.	35	0.02%		2	2	2
Seyang Co., Ltd.	229	0.81%		23	23	23
KD Electric Co., Ltd.	202	0.35%		15	15	15
WithU Co., Ltd.	68	0.39%		7	7	7
Home Indus Co., Ltd.	100	0.43%		3	3	3
P&P Industry Co., Ltd.	16	0.00%		—	—	—
JY Co., Ltd.	2,059	1.88%		41	41	41
Good Day Co., Ltd.	239	1.00%		12	12	12
SM Food Co., Ltd.	121	0.64%		6	6	6
Hyowon NV Co., Ltd.	302	0.43%		9	9	9
Glogenic Co., Ltd.	3,920	0.28%		10	10	10
Choco Square Co., Ltd.	2,542	0.02%		1	1	1
GJTec Co., Ltd.	24	0.07%		1	1	1
Mana F&B Co., Ltd.	29	0.09%		1	1	1
Beolgyo Cockle Co., Ltd.	4,542	0.19%		11	11	11
NanoOne Co., Ltd.	178	0.32%		7	7	7
Samyoung Aluminum Co., Ltd.	56	1.11%		7	7	7
JY Electronics Co., Ltd.	71	0.05%		1	1	1
Silla Innotek Co., Ltd.	513	0.78%		51	51	51
Insung Enpla Co., Ltd.	3,526	0.10%		35	35	35
Jeil Chemical Co., Ltd.	263	0.02%		3	3	3
Philip Co., Ltd.	2,391	1.60%		12	12	12
SKB Co., Ltd.	15	0.24%		2	2	2
URO Tech Co., Ltd.	42	0.53%		8	8	8
Kyungsung Industry Co., Ltd.	89	0.08%		9	9	9
Dorim Paper Board Co., Ltd.	846	1.23%		42	42	42
Plintech Co., Ltd.	123	0.62%		15	15	15
Changbo Co., Ltd.	68	0.39%		10	10	10
Youchang Tech Co., Ltd.	61	0.24%		9	9	9
Songcheon Tech Co., Ltd.	124	0.39%		6	6	6
Saehan Co., Ltd.	28	0.41%		3	3	3
Cusp Co., Ltd.	26	0.03%		3	3	3
Woobang Co., Ltd.	8	0.00%		8	8	8
Miju Steel Co., Ltd.	1,097	0.23%		50	50	50
Kkum & Deul Co., Ltd.	—	0.18%		15	15	15
Istec Co., Ltd.	82	0.40%		4	4	4
Porex Co., Ltd.	1906	0.19%		19	19	19

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2025 are as follows, C ontinued:

	2025
	Shares	Ownership		Acquisition cost	Book value	Fair value
				In millions of won
K-Pro System Co., Ltd.	8	0.08%	￦	1	1	1
Sunmi Co., Ltd.	4	0.06%		2	2	2
Daewon MT Co., Ltd.	6	0.02%		1	1	1
Kyungdong Meat Co., Ltd.	294	0.49%		10	10	10
Enbiodime Co., Ltd.	794	0.60%		12	12	12
Juwon Agricultural Co., Ltd.	280	0.86%		14	14	14
Ildung Korea Co., Ltd.	1,462	0.27%		29	29	29
Daemyung Industry Co., Ltd.	97	0.32%		5	5	5
Living Square Co., Ltd.	17	0.09%		1	1	1
SP Sungbo Co., Ltd.	61	0.39%		12	12	12
L&RP Co., Ltd.	63	0.20%		1	1	1
Joyful Co., Ltd.	30	0.13%		2	2	2
Suyeong Metal Co., Ltd.	4,378	4.27%		219	219	219
Eins Gratech Co., Ltd.	863	2.76%		30	30	30
Gaga Farm Co., Ltd.	7	0.01%		—	—	—
HS Tech Co., Ltd.	269	0.62%		13	13	13
KG Industry Development Co., Ltd.	60	0.30%		16	16	16
JK Metal Material Co., Ltd.	810	1.17%		41	41	41
Ganggyeong Pack Co., Ltd.	51	0.18%		3	3	3
Moduyeoneunsesang Co., Ltd.	15	0.19%		2	2	2
Samil Frame Co., Ltd.	113	0.26%		6	6	6
Samyoung M-TEK Co., Ltd.	321	1.15%		32	32	32
Gwanmun Industry Co., Ltd.	77	0.10%		16	16	16
Focus Engineer Co., Ltd.	241	0.13%		12	12	12
Adic Co., Ltd.	174	0.02%		1	1	1
Sunil Corporation Co., Ltd.	79	0.56%		8	8	8
Pchef Korea Co., Ltd.	8	0.11%		3	3	3
Busan Meat Processing Center Co., Ltd.	35	0.30%		4	4	4
Ain Co., Ltd.	25	0.46%		3	3	3
SLTE Co., Ltd.	868	1.62%		87	87	87
SMC Global Co., Ltd.	76	0.41%		4	4	4
Ereh Tech Co., Ltd.	87	0.12%		17	17	17
Yechan Retail Co., Ltd.	462	0.39%		12	12	12
Yuil Precision Co., Ltd.	75	0.10%		8	8	8
Youngmaru Livestock Co., Ltd.	2	0.01%		1	1	1
BSD Co., Ltd.	39	0.11%		4	4	4
JPS Co., Ltd.	1,015	0.04%		5	5	5
Seokrim Industry Co., Ltd.	270	0.90%		27	27	27
Hanmadang Co., Ltd.	103	0.47%		11	11	11

				349,588	363,128	363,128

Debt securities (*1)
Aron Flying Ship Co., Ltd.	—	—	￦	491	—	—
Ino Platech Co., Ltd.	—	—		1,080	1,278	1,278
Daebon Tech Co., Ltd.	—	—		3,000	3,516	3,516

				4,571	4,794	4,794

			￦	680,160	885,173	885,173

(*1)	The Company used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of December 31, 2024 and 2025 are as follows, C ontinued:

(*2)
The Company has estimated the fair value of Set Holding by using the income approach and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2025.

(*3)
The Company acquired shares in the entity through conversion of investments performed in accordance with corporate rehabilitation procedures before the prior year, and classified the investments in the entity as financial assets at fair value through other comprehensive income as the Company does not hold a significant influence over the entity until the corporate rehabilitation procedures are completed.

(*4)	During the year ended December 31, 2024 , BDI Co., Ltd. was delisted as the Court dismissed the application for temporary injunction requiring the suspension of delisting decision and others.

(*5)
The entity entered corporate rehabilitation procedures during the prior year. The Company classified the investment in the entity as a financial assets at fair value through other comprehensive income, as the Company does not hold a significant influence over the entity until the corporate rehabilitation procedures are completed. As of December 31, 2025, the liquidation process is in progress, and the book value of the investment has been measured at zero, considering its recoverability.

(*6)	The Company has recognized an impairment loss on 3i Powergen Inc. for the difference between the carrying amount and the recoverable amount, due to the discontinuation of its operations.

11.	Financial Assets at Amortized Cost
Financial assets at amortized cost as of December 31, 2024 and 2025 are as follows:

		2024
		Financial assets at amortized cost	Book value
		In millions of won
Government bonds	￦	1,160	1,160
Others		29,073	29,073

	￦	30,233	30,233

Current	￦	20,418	20,418
Non-current		9,815	9,815

		2025
		Financial assets at amortized cost	Book value
		In millions of won
Government bonds	￦	1,423	1,423
Others		29,694	29,694

	￦	31,117	31,117

Current	￦	21,663	21,663
Non-current		9,454	9,454

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

12.	Derivatives

(1)	Derivatives as of December 31, 2024 and 2025 are as follows:

		2024		2025
		Current	Non-current	Current	Non-current
		In millions of won
Derivative assets
Currency forward	￦	12,153	—	76	—
Currency swap		733,374	1,630,570	833,715	927,127
- Trading		372,445	1,159,600	491,668	789,651
- Hedging		360,929	470,970	342,047	137,476
Interest rate swap		9,571	176,138	2,441	174,195
- Trading		9,571	176,138	2,441	174,195
- Hedging		—	—	—	—
Others (*2, 3)		5,456	123,902	—	97,996

	￦	760,554	1,930,610	836,232	1,199,318

Derivative liabilities
Currency forward	￦	132	—	9,078	—
Currency swap		1,640	36,328	4,786	23,761
- Trading		1,640	31,433	4,786	23,761
- Hedging		—	4,895	—	—
Interest rate swap		127	76,356	—	37,560
- Trading		127	76,356	—	37,560
- Hedging		—	—	—	—
Others (*1,2 , 4,5 )		22,015	148,227	38,255	52,059

	￦	23,914	260,911	52,119	113,380

(*1)
In relation to the agreement to purchase hybrid bonds issued by Samcheok Eco Materials Co., Ltd., a joint venture of the Company, the performance obligation as of December 31, 2025 which amounts to ￦23,494 million (￦26,422 million as of December 31, 2024) to the underwriter of the bonds was recorded as other derivative liabilities.

(*2)
The Company recorded the fair value of derivatives in accordance with the shareholders’ agreement of its associate, Hyundai Green Power Co., Ltd., as other derivatives assets and liabilities. Also, the fair value of derivatives under the power purchase agreement of the subsidiary, Elara Energy Project, LLC, has been recognized as other derivative liabilities.

(*3)	The Company recorded the fair value of derivatives regarding the Power Purchase Agreement (“PPA”) of its subsidiary Columboola Solar Farm Hold Co Pty., Ltd. as other derivative assets.

(*4)
The Company entered into a Price Return Swap (PRS) contract to exchange gains or losses arising from fluctuations in the stock price of its subsidiary, KEPCO Engineering & Construction Company, Inc. The settlement of the PRS contract was completed during the year ended December 31, 2025, and the Company recognized a gain on transaction of derivative instruments of ￦37,572 million for the year ended December 31, 2025.

(*5)	The Company recorded the fair value of derivatives in accordance with the shareholders’ agreement of its joint venture, Wadi Noor Solar Power, as other derivative liabilities.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2025 are as follows:

Counterparty	Contract date	Maturity date		Contract amounts			Contract exchange rate (in won)
				Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Morgan Stanley	2025.12.11	2026.01.02	￦	16,110	USD 11,000	￦	1,464.50
JP Morgan	2025.12.19	2026.01.15		5,911	USD 4,000		1,477.80
Mizuho Bank	2025.12.24	2026.01.13		7,349	USD 5,000		1,469.80
Hana Bank	2025.12.24	2026.01.16		14,698	USD 10,000		1,469.80
Woori Bank	2025.12.24	2026.01.20		14,701	USD 10,000		1,470.10
Kyongnam Bank	2025.12.24	2026.01.09		14,703	USD 10,000		1,470.30
Busan Bank	2025.12.26	2026.01.23		14,390	USD 10,000		1,439.00
Shinhan Bank	2025.12.29	2026.01.26		15,773	USD 11,000		1,433.87
MUFG	2025.07.16	2026.01.16		6,585	JPY 700,000		9.41
MUFG	2025.09.04	2026.01.08		6,621	JPY 700,000		9.46
MUFG	2025.10.10	2026.01.15		6,540	JPY 700,000		9.34
MUFG	2025.10.16	2026.01.20		6,617	JPY 700,000		9.45
MUFG	2025.10.27	2026.01.27		6,591	JPY 700,000		9.42
MUFG	2025.10.30	2026.01.29		6,545	JPY 700,000		9.35
MUFG	2025.12.02	2026.01.05		10,272	USD 7,000		1,467.45
JP Morgan	2025.12.02	2026.01.05		2,491	USD 1,700		1,465.10
MUFG	2025.12.03	2026.01.05		8,800	USD 6,000		1,466.65
JP Morgan	2025.12.05	2026.01.09		13,824	USD 9,400		1,470.60
MUFG	2025.12.08	2026.01.12		7,335	USD 5,000		1,467.02
JP Morgan	2025.12.08	2026.01.12		7,335	USD 5,000		1,467.00
Nonghyup Bank	2025.12.08	2026.01.12		4,392	USD 3,000		1,463.90
MUFG	2025.12.09	2026.01.13		10,278	USD 7,000		1,468.35
MUFG	2025.12.10	2026.01.14		7,342	USD 5,000		1,468.35
JP Morgan	2025.12.10	2026.01.14		7,342	USD 5,000		1,468.35
MUFG	2025.12.11	2026.01.15		7,337	USD 5,000		1,467.45
MUFG	2025.12.24	2026.01.29		7,292	USD 5,000		1,458.35
Nonghyup Bank	2025.12.24	2026.01.29		7,267	USD 5,000		1,453.45
MUFG	2025.12.26	2026.01.30		7,232	USD 5,000		1,446.30
JP Morgan	2025.12.29	2026.02.05		6,421	JPY 700,000		9.17
MUFG	2025.12.30	2026.02.06		7,169	USD 5,000		1,433.75
JP Morgan	2025.12.30	2026.02.02		14,338	USD 10,000		1,433.80
Nonghyup Bank	2025.12.30	2026.02.06		7,170	USD 5,000		1,433.90
Bank of America	2025.12.19	2026.01.27		7,379	USD 5,000		1,475.89
Citi Bank	2025.11.24	2026.01.07		7,365	USD 5,000		1,472.90
Citi Bank	2025.12.16	2026.01.27		5,865	USD 4,000		1,466.20
Kookmin Bank	2025.12.04	2026.01.07		7,325	USD 5,000		1,464.90
MUFG	2025.11.27	2026.01.07		4,379	USD 3,000		1,459.80
SMBC	2025.12.22	2026.02.06		8,850	USD 6,000		1,475.05
Nonghyup Bank	2025.12.30	2026.02.06		7,151	USD 5,000		1,430.10
Mizuho Bank	2025.11.26	2026.01.07		8,753	USD 6,000		1,458.90
Mizuho Bank	2025.12.08	2026.01.27		5,852	USD 4,000		1,463.10
Mizuho Bank	2025.12.24	2026.02.06		8,760	USD 6,000		1,459.95
Mizuho Bank	2025.12.30	2026.01.07		USD 2,501	3,649		1458.90
Busan Bank	2025.12.23	2026.01.09		14,944	USD 10,112		1,477.90
Shinhan Bank	2025.12.24	2026.02.06		10,255	USD 7,000		1,465.00

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of December 31, 2025 are as follows, C ontinued:

Counterparty	Contract date	Maturity date		Contract amounts			Contract exchange rate (in won)
				Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Hana Bank	2025.12.08	2026.01.27	￦	5,856	USD 4,000	￦	1,464.00
Bank of America	2025.11.13	2026.02.10		500	USD 344		1,456.50
MUFG	2025.11.26	2026.02.26		3,039	USD 2,093		1,451.65
Shinhan Bank	2025.12.08	2026.02.25		1,156	USD 790		1,462.28
Woori Bank	2025.12.11	2026.02.25		1,259	USD 862		1,460.70
Hana Bank	2025.12.11	2026.02.25		5,841	USD 4,000		1,460.20
MUFG	2025.12.11	2026.02.25		7,305	USD 5,000		1,461.00
HSBC	2025.12.24	2026.03.19		4,088	USD 2,784		1,468.20
Shinhan Bank	2025.12.24	2026.03.17		10,238	USD 7,000		1,462.60
Bank of America	2025.12.24	2026.03.19		7,328	USD 5,000		1,465.50
JP Morgan	2025.12.24	2026.03.19		7,329	USD 5,000		1,465.70
Nonghyup Bank	2025.12.24	2026.03.19		7,326	USD 5,000		1,465.20
Busan Bank	2025.12.24	2026.03.19		7,329	USD 5,000		1,465.80
MUFG	2025.12.24	2026.03.19		7,328	USD 5,000		1,465.55
Woori Bank	2025.12.24	2026.03.19		7,328	USD 5,000		1,465.60
HSBC	2025.12.24	2026.03.17		10,183	USD 7,000		1,454.75
Shinhan Bank	2025.12.24	2026.03.19		7,273	USD 5,000		1,454.55
Hana Bank	2025.12.24	2026.03.19		7,281	USD 5,000		1,456.20
Bank of America	2025.12.24	2026.03.17		7,284	USD 5,000		1,456.85
Woori Bank	2025.12.24	2026.03.17		7,266	USD 5,000		1,453.10
Shinhan Bank	2025.12.26	2026.03.30		7,213	USD 5,000		1,442.55
JP Morgan	2025.12.26	2026.03.30		7,195	USD 5,000		1,438.90

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of December 31, 2025 are as follows:

Counterparty	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won)
			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Standard Chartered	2014~2029	￦	102,470	USD 100,000	3.14%	3.57%	￦	1,024.70
Woori Bank	2019~2027		21,708	USD 19,417	5.04%	6.75%		1,118.00
Kookmin Bank	2020~2026		76,355	USD 70,445	5.83%	6.00%		1,083.90
Woori Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Korea Development Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
Hana Bank	2021~2026		118,170	USD 100,000	1.11%	1.13%		1,181.70
JP Morgan	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Woori Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Kookmin Bank	2022~2027		128,600	USD 100,000	3.56%	4.00%		1,286.00
Korea Development Bank	2022~2026		283,820	USD 200,000	4.67%	5.38%		1,419.10
Hana Bank	2022~2026		141,910	USD 100,000	4.68%	5.38%		1,419.10
Woori Bank	2022~2026		141,910	USD 100,000	4.68%	5.38%		1,419.10
JP Morgan	2022~2026		141,910	USD 100,000	4.69%	5.38%		1,419.10
Korea Development Bank	2022~2028		283,820	USD 200,000	5.12%	5.50%		1,419.10
Woori Bank	2022~2028		141,910	USD 100,000	5.13%	5.50%		1,419.10
Hana Bank	2023~2026		256,000	USD 200,000	3.97%	5.38%		1,280.00
Shinhan Bank	2023~2026		192,000	USD 150,000	3.99%	5.38%		1,280.00
Kookmin Bank	2023~2026		128,000	USD 100,000	4.03%	5.38%		1,280.00
Korea Development Bank	2023~2026		256,000	USD 200,000	4.04%	5.38%		1,280.00
Bank of America	2023~2026		128,000	USD 100,000	4.04%	5.38%		1,280.00
Standard Chartered	2023~2026		128,000	USD 100,000	4.04%	5.38%		1,280.00
Woori Bank	2023~2026		192,000	USD 150,000	4.05%	5.38%		1,280.00
Shinhan Bank	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
Kookmin Bank	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
Korea Development Bank	2024~2027		864,890	USD 650,000	3.53%	4.88%		1,330.60
Bank of America	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
Standard Chartered	2024~2027		133,060	USD 100,000	3.53%	4.88%		1,330.60
IBK Securities Co., Ltd.	2024~2027		199,590	USD 150,000	3.53%	4.88%		1,330.60
Shinhan Bank	2024~2034		138,010	USD 100,000	3.64%	5.13%		1,380.10
Hana Bank	2024~2034		138,010	USD 100,000	3.69%	5.13%		1,380.10
Woori Bank	2024~2034		119,958	USD 86,920	3.74%	5.13%		1,380.10
Shinhan Bank	2025~2030		146,320	USD 100,000	3.18%	4.13%		1,463.20
Hana Bank	2025~2030		438,960	USD 300,000	3.21%	4.13%		1,463.20
Kookmin Bank	2025~2028		292,640	USD 200,000	2.99%	SOFR + 0.62%		1,463.20
Bank of America	2025~2028		219,480	USD 150,000	2.99%	SOFR + 0.62%		1,463.20
Hana Bank	2025~2028		146,320	USD 100,000	3.00%	SOFR + 0.62%		1,463.20
Korea Development Bank	2025~2028		73,160	USD 50,000	3.02%	SOFR + 0.62%		1,463.20
Shinhan Bank	2025~2028		146,320	USD 100,000	3.02%	SOFR + 0.62%		1,463.20
Woori Bank	2017~2027		111,610	USD 100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,388	HKD 850,000	2.66%	3.35%		135.75
Korea Development Bank	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
Woori Bank	2021~2026		222,800	USD 200,000	0.93%	1.25%		1,114.00

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of December 31, 2025 are as follows, C ontinued:

Counterparty	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won)
			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Shinhan Bank	2021~2026	￦	111,400	USD 100,000	0.92%	1.25%	￦	1,114.00
Korea Development Bank	2021~2026		111,399	USD 100,000	0.93%	1.25%		1,114.00
Nonghyup Bank	2021~2026		111,400	USD 100,000	0.93%	1.25%		1,114.00
Woori Bank	2022~2027		262,000	USD 200,000	3.62%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2027		131,000	USD 100,000	3.63%	4.25%		1,310.00
Kookmin Bank	2022~2027		131,000	USD 100,000	3.62%	4.25%		1,310.00
Hana Bank	2022~2027		131,000	USD 100,000	3.61%	4.25%		1,310.00
Korea Development Bank	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2032		349,829	HKD 1,935,000	4.87%	5.16%		180.79
JP Morgan	2022~2032		75,194	HKD 415,000	5.00%	5.16%		181.19
Export-Import Bank of Korea	2023~2030		172,982	HKD 1,037,000	4.25%	4.51%		166.81
Hana Bank	2024~2028		128,940	USD 100,000	3.73%	5.00%		1,289.40
JP Morgan	2024~2028		128,940	USD 100,000	3.85%	5.00%		1,289.40
Korea Development Bank	2024~2028		257,880	USD 200,000	3.80%	5.00%		1,289.40
Korea Development Bank	2024~2028		128,940	USD 100,000	3.69%	5.00%		1,289.40
Hana Bank	2024~2029		138,540	USD 100,000	3.15%	4.63%		1,385.40
Shinhan Bank	2024~2029		138,540	USD 100,000	3.15%	4.63%		1,385.40
Kookmin Bank	2024~2029		138,540	USD 100,000	3.16%	4.63%		1,385.40
Woori Bank	2024~2029		138,540	USD 100,000	3.17%	4.63%		1,385.40
Korea Development Bank	2024~2029		138,540	USD 100,000	3.19%	4.63%		1,385.40
Credit Agricole	2025~2028		218,963	HKD 1,166,000	2.85%	4.10%		187.79
Korea Development Bank	2025~2030		556,560	USD 400,000	2.75%	SOFR + 0.79%		1,391.40
Hana Bank	2025~2030		139,140	USD 100,000	2.75%	SOFR + 0.79%		1,391.40

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of December 31, 2025 are as follows:

Counterparty	Contract year		Contract amount		Contract interest rate			Contract exchange rate (in won)
			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Korea Development Bank	2020~2026	￦	118,910	USD 100,000	0.61%	1.00%	￦	1,189.10
Hana Bank	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
Woori Bank	2020~2026		118,910	USD 100,000	0.62%	1.00%		1,189.10
Nomura	2017~2037		52,457	EUR 40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK 450,000	2.62%	2.36%		132.05
Kookmin Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Hana Bank	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
Woori Bank	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
JP Morgan	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
Woori Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Shinhan Bank	2021~2026		220,600	USD 200,000	0.47%	0.75%		1,103.00
Hana Bank	2021~2026		55,150	USD 50,000	0.48%	0.75%		1,103.00
Shinhan Bank	2023~2026		132,930	USD 100,000	4.07%	5.38%		1,329.30
Nonghyup Bank	2023~2026		132,930	USD 100,000	4.05%	5.38%		1,329.30
Kookmin Bank	2023~2026		132,930	USD 100,000	4.07%	5.38%		1,329.30
Woori Bank	2023~2028		259,000	USD 200,000	3.83%	4.88%		1,295.00
Korea Development Bank	2023~2028		129,500	USD 100,000	3.85%	4.88%		1,295.00
Bank of America	2023~2028		64,750	USD 50,000	3.85%	4.88%		1,295.00
Woori Bank	2025~2031		142,900	USD 100,000	2.93%	4.00%		1,429.00
Hana Bank	2025~2031		142,900	USD 100,000	2.93%	4.00%		1,429.00
Shinhan Bank	2025~2031		71,450	USD 50,000	2.94%	4.00%		1,429.00
Bank of America	2025~2031		71,450	USD 50,000	2.94%	4.00%		1,429.00

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of December 31, 2025 are as follows:

Counterparty	Contract year		Contract amount	Contract interest rate per annum
				Pay	Receive
	In millions of won and thousands of foreign currencies
Nomura (*1)	2018~2038	￦	30,000	3M CD + 0.10%	3.75%
Hana Bank	2022~2027		200,000	3.02%	3M CD + 0.61%
Hana Bank	2022~2027		200,000	3.04%	3M CD + 0.58%
Hana Bank	2022~2027		250,000	3.38%	3M CD + 0.59%
Nomura	2022~2027		200,000	3.55%	3M CD + 0.60%
Shinhan Bank	2022~2027		150,000	3.53%	3M CD + 0.55%
Hana Bank	2022~2027		200,000	3.70%	3M CD + 0.59%
Nomura	2022~2027		300,000	3.89%	3M CD + 0.67%
Hana Bank	2022~2027		200,000	3.93%	3M CD + 0.67%
Nomura	2022~2027		200,000	3.80%	3M CD + 0.68%
Nomura	2022~2027		300,000	4.04%	3M CD + 0.60%
Hana Bank	2022~2027		100,000	4.68%	3M CD + 1.04%
Hana Bank	2022~2027		100,000	5.45%	3M CD + 1.20%
Shinhan Bank	2023~2028		200,000	4.27%	3M CD + 0.76%
Shinhan Bank	2023~2028		50,000	4.27%	3M CD + 0.76%
Nomura	2023~2028		250,000	4.13%	3M CD + 0.73%
Hana Bank	2023~2028		200,000	3.74%	3M CD + 0.51%
Hana Bank	2023~2028		100,000	4.19%	3M CD + 0.50%
Shinhan Bank	2023~2028		300,000	3.81%	3M CD + 0.70%
Hana Bank	2023~2028		200,000	3.95%	3M CD + 0.50%
Shinhan Bank	2024~2029		200,000	3.84%	3M CD + 0.50%
Hana Bank	2024~2027		250,000	3.72%	3M CD + 0.34%
Hana Bank	2024~2027		250,000	3.77%	3M CD + 0.31%
Hana Bank	2024~2027		250,000	3.31%	3M CD + 0.31%
Hana Bank	2024~2027		200,000	3.46%	3M CD + 0.53%
Nomura	2024~2027		200,000	3.38%	3M CD + 0.50%
Hana Bank	2024~2027		300,000	3.18%	3M CD + 0.53%
Hana Bank	2025~2030		200,000	3.28%	3M CD + 0.57%
Hana Bank	2025~2030		200,000	3.28%	3M CD + 0.62%
Shinhan Bank	2025~2030		200,000	2.82%	3M CD + 0.50%
Hana Bank	2025~2028		200,000	2.86%	3M CD + 0.45%
Hana Bank	2025~2028		200,000	2.85%	3M CD + 0.25%
Shinhan Bank	2025~2026		100,000	3.30%	3M CD + 0.45%
Nomura	2017~2032		52,457	Floating rate + 2.55%	2.60%
Nomura	2017~2032		59,423	Floating rate + 2.57%	2.62%
Nomura (*2)	2021~2041		30,000	1.84%	2.60%
Nomura (*3)	2021~2041		50,000	1.87%	2.38%
MUFG	2022~2048		USD 155,941	3M SOFR	3.71%
Mizuho Capital Markets LLC	2022~2048		USD 155,941	3M SOFR	1.05%
NORD LB Bank	2022~2036		USD 16,121	1.83%	6M SOFR
Rabobank	2022~2036		USD 19,619	1.83%	6M SOFR
Mizuho Capital Markets LLC	2024~2045		USD 77,399	3M USD Synthetic Libor	1.14%

(*1)	Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.

(*2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT+0.35% is applied thereafter.

(*3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT+0.35% is applied thereafter.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

12.	Derivatives, Continued

(6)	Interest rate swap contracts which are designated as hedging instruments as of December 31, 2025 are as follows:

Counterparty	Contract year	Contract amount	Contract interest rate per annum
			Pay	Receive
	In thousands of foreign currencies
Export-Import Bank of Korea	2015~2031	USD 11,021	2.67%	SOFR + 0.43%
ING Bank	2015~2031	USD 27,178	2.67%	SOFR + 0.43%
BNP Paribas	2015~2031	USD 28,994	2.67%	SOFR + 0.43%
BNP Paribas	2009~2027	USD 22,923	4.16%	6M USD Synthetic Libor
KFW	2009~2027	USD 22,923	4.16%	6M USD Synthetic Libor
Export-Import Bank of Korea	2016~2036	USD 51,095	3.00%	6M USD Synthetic Libor
SMTB	2025~2036	JPY 3,557,580	1.82%	6M TIBOR + 0.55%

(7)
Gain and loss on valuation and transaction of derivatives for the years ended December 31, 2023, 2024 and 2025 are as follows and included in finance income and expenses in the consolidated statements of comprehensive income or loss:

		Net income effects of valuation gain (loss)			Net income effects of transaction gain (loss)			Other comprehensive income (loss) (*)
		2023	2024	2025	2023	2024	2025	2023	2024	2025

		In millions of won
Currency forward	￦	510	12,021	(8,968)	34,216	78,237	(5,565)	—	—	—
Currency swap		269,795	2,058,412	26,014	38,282	190,000	(64,409)	(11,411)	18,622	67,527
- Trading		181,342	1,403,565	76,001	(1,244)	163,231	(5,168)	—	—	—
- Hedging		88,453	654,847	(49,987)	39,526	26,769	(59,241)	(11,411)	18,622	67,527
Interest rate swap		(16,377)	21,270	45,451	10,400	18,834	3,015	2,893	1,684	(4,549)
- Trading		(16,377)	21,270	45,049	10,400	18,834	3,015	—	—	—
- Hedging		—	—	402	—	—	—	2,893	1,684	(4,549)
Other derivatives		(19,729)	12,008	19,575	6,761	15,586	37,572	—	—	—

	￦	234,199	2,103,711	82,072	89,659	302,657	(29,387)	(8,518)	20,306	62,978

(*)
Net gain (loss) on valuation of derivatives applying cash flow hedge accounting of ￦(3,654) million, ￦11,870 million and ￦34,663 million, net of tax, are recognized as other comprehensive income (loss) for the years ended December 31, 2023, 2024 and 2025, respectively.

13.	Other Financial Assets

(1)	Other financial assets as of December 31, 2024 and 2025 are as follows:

		2024		2025
		Current	Non-current	Current	Non-current
		In millions of won
Loans	￦	115,161	901,953	101,773	992,012
Less: Allowance for doubtful accounts		(5,156)	(66,838)	(5,191)	(66,807)
Less: Present value discount		(1,084)	(35,888)	(984)	(34,275)

		108,921	799,227	95,598	890,930

Long-term / short-term financial instruments		1,147,929	812,211	1,997,644	884,487

	￦	1,256,850	1,611,438	2,093,242	1,775,417

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

13.	Other Financial Assets, Continued

(2)	Loans as of December 31, 2024 and 2025 are as follows:

		2024
		Face value	Allowance for doubtful accounts	Present value discount	Carrying value
		In millions of won
Short-term loans
Loans for tuition	￦	34,484	(5,156)	(1,084)	28,244
Loans for housing		43,171	—	—	43,171
Other loans		37,506	—	—	37,506

		115,161	(5,156)	(1,084)	108,921

Long-term loans
Loans for tuition		364,685	(4,888)	(35,888)	323,909
Loans for housing		266,208	—	—	266,208
Loans for related parties		260,227	(61,950)	—	198,277
Other loans		10,833	—	—	10,833

		901,953	(66,838)	(35,888)	799,227

	￦	1,017,114	(71,994)	(36,972)	908,148

		2025
		Face value	Allowance for doubtful accounts	Present value discount	Carrying value
		In millions of won
Short-term loans
Loans for tuition	￦	34,290	(5,155)	(984)	28,151
Loans for housing		40,515	—	—	40,515
Other loans		26,968	(36)	—	26,932

		101,773	(5,191)	(984)	95,598

Long-term loans
Loans for tuition		326,941	(983)	(34,275)	291,683
Loans for housing		243,651	—	—	243,651
Loans for related parties		359,519	(24,218)	—	335,301
Other loans		61,901	(41,606)	—	20,295

		992,012	(66,807)	(34,275)	890,930

	￦	1,093,785	(71,998)	(35,259)	986,528

(3)	Changes in the allowance for doubtful accounts of loans for the years ended December 31, 2023, 2024 and 2025 are as follows:

		2023	2024	2025
		In millions of won
Beginning balance	￦	54,837	80,793	71,994
Bad debt expense (Reversal of bad debt allowance)		16,394	3,727	(3,455)
Write-off		—	(12,526)	(447)
Others		9,562	—	3,906

Ending balance	￦	80,793	71,994	71,998

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

13.	Other Financial Assets, Continued

(4)	Long-term and short-term financial instruments as of December 31, 2024 and 2025 are as follows:

		2024		2025
		Current	Non-current	Current	Non-current
		In millions of won
Time deposits	￦	823,806	135,995	1,602,572	155,487
CD		40,000	—	40,000	—
Others		284,123	676,216	355,072	729,000

	￦	1,147,929	812,211	1,997,644	884,487

14.	Inventories
Inventories as of December 31, 2024 and 2025 are as follows:

		2024
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	4,914,250	(1,573)	4,912,677
Merchandises		1,733	—	1,733
Work-in-progress		220,110	—	220,110
Finished goods		96,390	(630)	95,760
Supplies		3,358,831	—	3,358,831
Inventories-in-transit		1,160,238	—	1,160,238
Other inventories		19,887	—	19,887

	￦	9,771,439	(2,203)	9,769,236

		2025
		Acquisition cost	Valuation allowance	Book value
		In millions of won
Raw materials	￦	5,299,493	(670)	5,298,823
Merchandises		3,447	—	3,447
Work-in-progress		213,919	—	213,919
Finished goods		93,379	—	93,379
Supplies		3,564,892	—	3,564,892
Inventories-in-transit		962,337	—	962,337
Other inventories		15,927	—	15,927

	￦	10,153,394	(670)	10,152,724

The reversal of the allowance for loss on inventory valuation deducted from the cost of sales for the years ended December 31, 2023, 2024 and 2025 amounts to ￦ 9,974 million, ￦ 9,182 million and ￦ 6,477 million, respectively.
The amounts of loss from inventory valuation included in other gains, net for the years ended December 31, 2023, 2024 and 2025 were ￦ 9,936 million, ￦ 9,941 million and ￦ 4,944 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

15.	Non-Financial Assets
Non-financial
assets as of December 31, 2024 and 2025 are as follows:

		2024		2025
		Current	Non-current	Current	Non-current
		In millions of won
Advanced payments	￦	467,156	66,174	632,235	634,986
Prepaid expenses		431,087	221,922	416,297	236,141
Others (*)		369,671	40,108	313,098	142,124

	￦	1,267,914	328,204	1,361,630	1,013,251

(*)	Details of others as of December 31, 2024 and 2025 are as follows:

		2024		2025
		Current	Non-current	Current	Non-current
		In millions of won
Greenhouse gas emissions rights	￦	211,969	—	107,550	—
Other quick assets		157,702	40,108	205,548	142,124

	￦	369,671	40,108	313,098	142,124

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of December 31, 2024 and 2025 are as follows:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2024	2025
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Engineering and construction for utility plant and others	Korea	51.00%	51.00%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	Korea	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	Korea	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	Korea	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	Philippines	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	Philippines	51.00%	51.00%
KEPCO Neimenggu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	Singapore	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	Netherlands	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	Bahrain	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	Jordan	80.00%	80.00%
KHNP Canada Energy Ltd.	Holding company	Canada	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	Canada	80.12%	80.82%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2024 and 2025 are as follows, C ontinued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2024	2025
KEPCO Holdings de Mexico	Holding company	Mexico	100.00%	100.00%
KST Electric Power Company, S.A.P.I. de C.V.	Construction and operation of utility plant	Mexico	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	Mexico	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	Netherlands	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	Indonesia	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	Indonesia	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	Philippines	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	Jordan	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	Canada	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	Barbados	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	Korea	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	Indonesia	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	Indonesia	99.99%	99.99%
KEPCO Netherlands J3 B.V.	Holding company	Netherlands	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Global One Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Mira Power Limited (*3)	Power generation	Pakistan	76.00%	76.00%
KOSEP Material Co., Ltd.	Recycling fly ashes	Korea	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*4)	RDF Power generation	Korea	85.03%	—
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	Philippines	99.99%	99.99%
KOSPO Chile SpA	Holding company	Chile	100.00%	100.00%
Hee Mang Sunlight Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	Jordan	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Chitose Solar Power Plant LLC	Power generation	Japan	65.00%	65.00%
KEPCO ES Co., Ltd.	Energy service	Korea	100.00%	100.00%
KEPCO Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
KOSPO Power Services Ltda.	Utility plant maintenance and others	Chile	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	Korea	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	Laos	100.00%	100.00%
KEPCO Mangilao Holdings LLC	Holding company	USA	100.00%	100.00%
Mangilao Investment LLC (*6)	Holding company	USA	69.55%	69.21%
KEPCO Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	Korea	79.03%	79.03%
PT. Siborpa Eco Power	Construction and operation of utility plant	Indonesia	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	Korea	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	Korea	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	Korea	80.65%	80.65%
BSK E-New Industry Fund X	Holding company	Korea	66.80%	66.80%
PT. Korea Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	Chile	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	Korea	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2024 and 2025 are as follows, C ontinued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2024	2025
KOWEPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
KOSPO Niles LLC (formerly, Nambu USA LLC)	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	Korea	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	Korea	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	Korea	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Secutec Co., Ltd.	Security service	Korea	100.00%	100.00%
SE Green Energy Co., Ltd. (*8)	Power generation	Korea	84.80%	100.00%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOAK Power Limited	Hydro power facility maintenance	Pakistan	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
Haenanum Energy Fund	Holding company	Korea	99.64%	99.64%
Paju Ecoenergy Co., Ltd. (*8)	Power generation	Korea	89.00%	93.68%
Guam Ukudu Power LLC	Power generation	USA	100.00%	100.00%
K-SOLAR SHINAN Co., Ltd.	Power generation	Korea	90.00%	90.00%
KPS Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KEPCO E&C Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Moha solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
Ogiri Solar Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP USA LLC	Holding company	USA	100.00%	100.00%
KOMIPO Vanphong Power Service LLC	Utility plant maintenance and others	Vietnam	100.00%	100.00%
Energy Innovation Fund I	Holding company	Korea	71.91%	71.91%
KHNP Chile SpA	Holding company	Chile	100.00%	100.00%
Yeong Yang Apollon Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Corporation Co., Ltd.	Power generation	Korea	100.00%	100.00%
SolarVader Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Innovation Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Horus Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Solar Management Co., Ltd.	Power generation	Korea	100.00%	100.00%
LSG Hydro Power Limited	Holding company	Pakistan	99.99%	99.99%
KOEN Bio Co., Ltd.	Wood pellet utilization business	Korea	70.00%	70.00%
KOMIPO Energy Solution America, LLC	Holding company	USA	100.00%	100.00%
Elara Investment Holdings, LLC (*5)	Holding company	USA	0.10%	0.10%
Elara Equity Holdings, LLC	Holding company	USA	54.00%	54.00%
Elara Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
Elara Class B Member, LLC	Holding company	USA	100.00%	100.00%
Elara Development Holdings, LLC	Holding company	USA	100.00%	100.00%
KOMIPO Development, LLC	Holding company	USA	100.00%	100.00%
Elara Energy Holdings, LLC	Holding company	USA	61.62%	61.62%
Elara Energy Project, LLC	Power generation	USA	100.00%	100.00%
KOMIPO Iberian Solar Group, S.L.U.	Holding company	Spain	100.00%	100.00%
Jeongam Wind Power Co., Ltd.	Power generation	Korea	80.00%	80.00%
KOWEPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
CVS Equity Holdings, LLC	Holding company	USA	80.96%	80.96%
CVS Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development, LLC	Holding company	USA	100.00%	100.00%
CVS Class B Member, LLC	Holding company	USA	100.00%	100.00%
CVS Energy Holdings, LLC	Holding company	USA	62.62%	62.62%
Concho Valley Energy, LLC	Holding company	USA	100.00%	100.00%
Concho Valley Solar, LLC	Power generation	USA	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of December 31, 2024 and 2025 are as follows, C ontinued:

			Percentage of ownership (%)
Subsidiaries	Key operation activities	Location	2024	2025
Yeongdeok Sunrise Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
UI Carbon-Neutrality Fund	Holding company	Korea	78.97%	78.97%
KA Power Limited	Power generation	Pakistan	100.00%	100.00%
Western Power Changgi Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
EWP Australia Pty., Ltd.	Holding company	Australia	100.00%	100.00%
Columboola Solar Farm Hold Co Pty., Ltd. (*3,6)	Holding company	Australia	74.04%	74.04%
Digital Innovation Growth Fund	Holding company	Korea	76.92%	76.92%
J Wind First, LLC (*7)	Company specializing in liquidation	Korea	—	—
KEPCO Holding Company	Holding company	Saudi Arabia	100.00%	100.00%
KEPCO for Maintenance Company	Utility plant maintenance and others	Saudi Arabia	100.00%	100.00%
KOSPO Trumbull LLC	Holding company	USA	100.00%	100.00%
Changjuk Wind Power Co., Ltd.	Power generation	Korea	73.00%	73.00%
Chile Solar JV SpA	Power generation	Chile	100.00%	100.00%
KEPCO KPS South Africa Pty., Ltd.	Utility plant maintenance and others	Republic of South Africa	98.96%	98.96%
KOWEPO Holding Limited	Holding company	United Arab Emirates	100.00%	100.00%
Magna Energy New Industrial Fund	Holding company	Korea	71.30%	71.30%
Columboola Solar Farm Nominees Pty., Ltd. (*3)	Power generation	Australia	100.00%	100.00%
Columboola Solar Farm Op Trust (*3)	Power generation	Australia	100.00%	100.00%
Columboola Solar Farm Fin Co Pty., Ltd. (*3)	Holding company	Australia	100.00%	100.00%
EWP ESS Holdings, LLC	Holding company	USA	100.00%	100.00%
Fairhaven ESS LLC	Holding company	USA	100.00%	100.00%
KOSPO Rutile, LLC	Holding company	USA	100.00%	100.00%
Sprott Chile Solar I SpA (*7)	Holding company	Chile	100.00%	—
KEPCO Yona America LLC	Holding company	USA	—	100.00%
KEPCO SADAWI - FZCO	Holding company	United Arab Emirates	—	100.00%
EWP Yona America LLC	Holding company	USA	—	100.00%
KOMIPO Middle East Energy L.L.C-FZ	Holding company	United Arab Emirates	—	100.00%
Nuclear Energy Industry Growth Fund II	Holding company	Korea	—	99.99%

(*1)	Considering treasury stocks, the effective percentage of ownership is 51.24%. The Company sold a portion of its stocks in the subsidiary (14.77%) during the year ended December 31, 2023.

(*2)
The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Company obtained the majority of the voting power under the shareholders’ agreement.

(*3)
As of December 31, 2025, the annual reporting period of all subsidiaries ends on December 31, except for Mira Power Limited, Columboola Solar Farm Hold Co Pty., Ltd., Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust and Columboola Solar Farm Fin Co Pty., Ltd.

(*4)	During the year ended December 31, 2025, the investment was reclassified from a subsidiary to an associate due to a partial disposal of shares.

(*5)
The effective percentage of ownership is less than 50%. However, this subsidiary is included in the consolidated financial statements as the Company has control over the board of directors under the shareholders’ agreement.

(*6)	Excluding preferred stocks, the percentage of ownership with voting rights is 100%.

(*7)	Liquidated during the current period.

(*8)	The ownership interest changed due to a disproportionate capital reduction with consideration during the year ended December 31, 2025.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

16.	Consolidated Subsidiaries, Continued

(2)	Subsidiaries newly included in and excluded from consolidation for the year ended December 31, 2025 are as follows:
Subsidiaries included in consolidation during the year ended December 31, 2025.

Subsidiaries	Reason
KEPCO Yona America LLC	New investment
KEPCO SADAWI – FZCO	New investment
EWP Yona America LLC	New investment
KOMIPO Middle East Energy L.L.C-FZ	New investment
Nuclear Energy Industry Growth Fund II	New investment
Subsidiaries excluded from consolidation during the year ended December 31, 2025.

Subsidiaries	Reason
Commerce and Industry Energy Co., Ltd.	Loss of control due to a partial disposal of shares
J Wind First, LLC	Liquidation
SPROTT CHILE SOLAR I SpA	Liquidation

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2024 and 2025 are as follows:

2024
Subsidiaries		Total Assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	72,508,359	47,082,862	13,447,880	567,267
Korea South-East Power Co., Ltd.		13,203,109	6,447,903	6,527,922	382,336
Korea Midland Power Co., Ltd.		14,849,596	9,513,087	7,088,426	225,196
Korea Western Power Co., Ltd.		13,309,836	7,708,730	6,193,922	361,725
Korea Southern Power Co., Ltd.		13,184,059	7,101,465	6,430,487	311,530
Korea East-West Power Co., Ltd.		12,287,969	5,592,569	5,322,832	467,885
KEPCO Engineering & Construction Company, Inc.		945,384	367,910	553,363	58,513
KEPCO Plant Service & Engineering Co., Ltd.		1,675,776	355,479	1,534,269	170,967
KEPCO Nuclear Fuel Co., Ltd.		1,060,367	562,604	397,595	48,061
KEPCO KDN Co., Ltd.		846,361	222,119	781,646	215,791
KEPCO International HongKong Ltd.		149,757	1,611	—	7,596
KEPCO International Philippines Inc.		13,720	78	—	40,427
KEPCO Gansu International Ltd.		8,233	693	—	(5)
KEPCO Philippines Holdings Inc.		202,810	173	—	49,999
KEPCO Philippines Corporation		2,990	4	—	120
KEPCO Ilijan Corporation		58,752	615	—	4,549
KEPCO Neimenggu International Ltd.		323,519	4,839	—	10,891
KEPCO Shanxi International Ltd.		811,971	366,377	—	13,677
KOMIPO Global Pte Ltd.		454,052	2,716	—	15,618
KEPCO Netherlands B.V.		155,632	109	—	4,237
KEPCO Australia Pty., Ltd.		226	—	—	(4,017)
KOSEP Australia Pty., Ltd.		55,461	7,847	31,935	10,139
KOMIPO Australia Pty., Ltd.		94,760	3,214	31,935	6,253
KOWEPO Australia Pty., Ltd.		93,353	2,736	31,935	4,978
KOSPO Australia Pty., Ltd.		39,606	3,221	31,935	8,768
KEPCO Middle East Holding Company		136,740	129,721	—	(7,668)
Qatrana Electric Power Company		554,387	207,773	28,465	24,062
KHNP Canada Energy Ltd.		180,220	20,431	—	506
KEPCO Bylong Australia Pty., Ltd.		45,420	552,861	—	(69,620)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

2024
Subsidiaries		Total Assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Korea Waterbury Uranium Limited Partnership	￦	20,773	62	—	(142)
KEPCO Holdings de Mexico		670	3,025	—	(1,032)
KST Electric Power Company, S.A.P.I. de C.V.		654,086	532,766	67,656	24,713
KEPCO Energy Service Company		2,257	1,198	9,361	146
KEPCO Netherlands S3 B.V.		81,554	19,084	—	978
PT. KOMIPO Pembangkitan Jawa Bali		18,014	3,684	21,567	969
PT. Cirebon Power Service		3,004	823	10,515	586
KOWEPO International Corporation		—	11	—	—
KOSPO Jordan LLC		36,620	22,271	17,477	4,312
EWP America Inc. (*1)		49,381	3,120	14,888	332
KNF Canada Energy Limited		2,337	30	—	(67)
EWP Barbados 1 SRL		469,387	1,463	—	28,937
Gyeonggi Green Energy Co., Ltd.		160,060	226,650	60,769	(31,941)
PT. Tanggamus Electric Power		232,963	155,119	6,136	4,216
Gyeongju Wind Power Co., Ltd.		87,987	41,547	18,550	5,817
KOMIPO America Inc. (*2)		633,218	328,237	18,806	9,662
PT. EWP Indonesia		101,015	84	—	6,115
KEPCO Netherlands J3 B.V.		174,130	15,748	—	7,378
Korea Offshore Wind Power Co., Ltd.		336,687	131,463	41,489	14,607
Global One Pioneer B.V.		150	64	—	(130)
Global Energy Pioneer B.V.		363	69	—	(131)
Mira Power Limited		443,556	332,629	4,213	11,499
KOSEP Material Co., Ltd.		6,111	539	5,016	1,108
Commerce and Industry Energy Co., Ltd.		65,954	25,841	35,054	(3,638)
KEPCO KPS Philippines Corp.		6,403	594	7,372	422
KOSPO Chile SpA		186,200	83,705	—	(1,185)
Hee Mang Sunlight Power Co., Ltd.		5,875	2,355	567	46
Fujeij Wind Power Company		245,967	171,610	—	14,962
KOSPO Youngnam Power Co., Ltd.		371,946	257,626	412,037	10,275
Chitose Solar Power Plant LLC		93,435	78,709	14,453	2,553
KEPCO ES Co., Ltd.		318,648	6,087	6,384	8,758
KEPCO Solar Co., Ltd.		240,555	29,240	20,788	6,210
KOSPO Power Services Ltda.		8,118	6,363	17,005	1,924
Energy New Industry Specialized Investment Private Investment Trust (*3)		483,585	3,358	—	22,608
KOEN Bylong Pty., Ltd.		15	165	—	(12)
KOMIPO Bylong Pty., Ltd.		15	172	—	(17)
KOWEPO Bylong Pty., Ltd.		15	168	—	(17)
KOSPO Bylong Pty., Ltd.		202	425	—	(57)
EWP Bylong Pty., Ltd.		15	13	—	2
KOWEPO Lao International		17,335	2,247	11,891	4,823
KEPCO Mangilao Holdings LLC		99,669	52,732	810	(7,804)
Mangilao Investment LLC		224,646	18	—	—
KEPCO Mangilao Solar, LLC		226,509	247	16,907	3,634
Jeju Hanlim Offshore Wind Co., Ltd.		590,613	524,640	10,872	(5,067)
PT. Siborpa Eco Power		13,877	3	—	(38)
PT. Korea Energy Indonesia		9,146	5,524	4,550	1,171
KOLAT SpA		49,452	406	2,880	1,090
KEPCO California, LLC		52,627	7,464	645	(507)
KEPCO Mojave Holdings, LLC		101,912	90,646	—	(3,950)
Incheon Fuel Cell Co., Ltd.		249,022	233,049	91,097	(5,805)
KOEN Service Co., Ltd.		10,072	7,186	39,482	323

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

2024
Subsidiaries		Total Assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
KOMIPO Service Co., Ltd.	￦	8,123	4,728	38,415	657
KOWEPO Service Co., Ltd.		8,422	6,678	40,875	314
KOSPO Service Co., Ltd.		7,199	4,593	32,422	949
EWP Service Co., Ltd.		5,291	3,851	27,101	27
PT. KOMIPO Energy Indonesia		5,177	1,273	6,433	874
KNF partners Co., Ltd.		2,875	1,182	6,700	286
KOSPO USA Inc.		725,984	321	—	(6,099)
KOSPO Niles LLC (formerly, Nambu USA LLC)		326,651	51	—	9,947
Tamra Offshore Wind Power Co., Ltd.		112,747	74,809	19,937	1,551
KEPCO MCS Co., Ltd.		94,305	67,881	292,011	(9,033)
KEPCO FMS Co., Ltd.		16,330	18,815	108,560	1,126
Firstkeepers Co., Ltd.		24,800	13,930	95,836	4,546
Secutec Co., Ltd.		17,416	11,980	78,011	1,968
SE Green Energy Co., Ltd.		126,012	93,330	41,251	178
Mangilao Intermediate Holdings LLC		230,079	126,833	—	(1,277)
KEPCO CSC Co., Ltd.		17,430	11,516	49,443	2,944
KOAK Power Limited		16,961	322	—	(75)
KOMIPO Europe B.V.		84,899	123	890	(6,403)
Haenanum Energy Fund		7,415	3	493	445
Paju Ecoenergy Co., Ltd.		61,836	2,635	16,306	697
Guam Ukudu Power LLC		940,137	960,812	112,782	(39,280)
K-SOLAR SHINAN Co., Ltd.		279,204	263,030	34,148	907
KPS Partners Co., Ltd.		4,264	2,298	14,053	487
KEPCO E&C Service Co., Ltd.		8,437	1,738	16,861	1,578
Moha solar Co., Ltd.		25,946	28,391	—	(273)
Ogiri Solar Power Co., Ltd.		1,077	21	77	55
KHNP USA LLC		2,170	400	1,196	186
KOMIPO Vanphong Power Service LLC		39,147	3,592	26,235	9,951
Energy Innovation Fund I		40,554	894	—	(899)
KHNP Chile SpA		6,081	4,818	—	(60)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,422	1,324	194	(4)
Yeong Yang Corporation Co., Ltd.		1,403	1,314	190	(12)
SolarVader Co., Ltd.		1,413	1,317	195	(12)
Yeong Yang Innovation Co., Ltd.		1,407	1,314	188	1
Yeong Yang Horus Photovoltaic Co., Ltd.		1,395	1,314	184	(3)
Yeong Yang Solar Management Co., Ltd.		1,415	1,318	198	(23)
LSG Hydro Power Limited		629	12	—	(187)
KOEN Bio Co., Ltd.		1,179	683	1,570	90
KOMIPO Iberian Solar Group, S.L.U.		76,858	69,709	—	(3,786)
Jeongam Wind Power Co., Ltd.		70,772	60,170	7,094	(2,113)
KOWEPO Europe B.V.		35	3,511	—	(181)
Yeongdeok Sunrise Wind Power Co., Ltd.		112,863	87,437	7,717	3,555
KA Power Limited		6,620	3,375	—	(207)
Western Power Changgi Solar Co., Ltd.		43,393	36,938	6,461	321
EWP Australia Pty., Ltd.		67,756	358	—	12,457
Columboola Solar Farm Hold Co Pty., Ltd. (*4)		342,603	222,480	8,349	20,622
Digital Innovation Growth Fund		11,989	172	—	1,745
J Wind First, LLC		54,456	54,456	2,992	—
KEPCO Holding Company		3,727	—	—	(35)
KEPCO for Maintenance Company		12,192	10,078	2,726	1,838
KOSPO Trumbull LLC		336,425	—	—	—
Changjuk Wind Power Co., Ltd.		25,434	2,815	5,983	686

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

2024
Subsidiaries		Total Assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Chile Solar JV SpA	￦	96,796	81,288	9,862	(5,411)
KEPCO KPS South Africa Pty., Ltd.		10,784	4,688	19,713	266
KOWEPO Holding Limited		9,108	888	—	7,679
KOSPO Rutile, LLC		147	—	—	—
Sprott Chile Solar I SpA		8,682	27	—	1

(*1)	Financial information of EWP America Inc. includes that of 4 other subsidiaries, EWP Renewable Corporation, and California Power Holdings LLC, EWP ESS Holdings, LLC, and Fairhaven ESS LLC.

(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.

(*3)
Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of 6 other subsidiaries, BSK
E-New
Industry Fund VII,
e-New
Industry LB Fund 1, Songhyun
e-New
Industry Fund, BSK
E-New
Industry Fund X, UI Carbon-Neutrality Fund, and Magna Energy New Industrial Fund.

(*4)	Financial information of Columboola Solar Farm Hold Co Pty., Ltd. includes that of 3 other subsidiaries including Columboola Solar Farm Nominees Pty., Ltd.

2025
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	76,378,365	49,741,461	15,346,722	1,579,701
Korea South-East Power Co., Ltd.		12,476,339	6,456,780	6,509,651	290,916
Korea Midland Power Co., Ltd.		13,811,313	8,879,106	5,652,535	253,721
Korea Western Power Co., Ltd.		12,912,790	7,923,730	5,464,991	140,365
Korea Southern Power Co., Ltd.		12,392,402	6,686,458	6,100,647	338,992
Korea East-West Power Co., Ltd.		11,759,627	5,449,839	4,983,146	433,932
KEPCO Engineering & Construction Company, Inc.		883,518	258,552	518,768	85,368
KEPCO Plant Service & Engineering Co., Ltd.		1,687,760	350,731	1,545,256	123,796
KEPCO Nuclear Fuel Co., Ltd.		1,077,308	558,433	488,251	50,601
KEPCO KDN Co., Ltd.		721,868	178,913	773,511	54,656
KEPCO International HongKong Ltd.		143,964	—	—	6,256
KEPCO International Philippines Inc.		13,382	1	—	64
KEPCO Gansu International Ltd.		8,347	1,046	—	(58)
KEPCO Philippines Holdings Inc.		224,385	321	—	63,550
KEPCO Philippines Corporation		2,987	4	—	120
KEPCO Ilijan Corporation		30,998	201	—	(2,228)
KEPCO Neimenggu International Ltd.		220,764	119	—	(266)
KEPCO Shanxi International Ltd.		779,800	350,253	—	(5,502)
KOMIPO Global Pte Ltd.		393,031	3,992	—	9,259
KEPCO Netherlands B.V.		143,789	57	—	2,936
KEPCO Australia Pty., Ltd.		389	174	—	(22)
KOSEP Australia Pty., Ltd.		57,023	1,117	19,672	7,192
KOMIPO Australia Pty., Ltd.		58,960	5,264	25,387	9,358
KOWEPO Australia Pty., Ltd.		100,454	38	17,109	4,864
KOSPO Australia Pty., Ltd.		42,150	5,311	17,109	3,666
KEPCO Middle East Holding Company		138,608	138,829	—	(7,010)
Qatrana Electric Power Company		528,581	170,136	30,432	22,596
KHNP Canada Energy Ltd.		247,213	24,175	—	316

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

2025
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
KEPCO Bylong Australia Pty., Ltd.	￦	47,486	562,939	—	17,442
Korea Waterbury Uranium Limited Partnership		25,002	64	—	(122)
KEPCO Holdings de Mexico		1,366	3,986	—	154
KST Electric Power Company, S.A.P.I. de C.V.		629,930	498,093	91,552	16,287
KEPCO Energy Service Company		4,733	3,683	15,711	328
KEPCO Netherlands S3 B.V.		77,919	18,595	—	1,706
PT. KOMIPO Pembangkitan Jawa Bali		17,032	3,540	21,982	1,074
PT. Cirebon Power Service		3,724	980	10,612	674
KOWEPO International Corporation		—	11	—	—
KOSPO Jordan LLC		43,705	26,213	14,446	3,446
EWP America Inc. (*1)		60,246	2,993	25,064	11,990
KNF Canada Energy Limited		2,445	32	—	(70)
EWP Barbados 1 SRL		479,658	777	—	17,314
Gyeonggi Green Energy Co., Ltd.		236,006	306,417	71,149	(3,822)
PT. Tanggamus Electric Power		213,263	129,988	3,876	7,737
Gyeongju Wind Power Co., Ltd.		84,225	33,877	16,636	3,889
KOMIPO America Inc. (*2)		594,895	286,998	25,586	14,841
PT. EWP Indonesia		103,086	48	—	7,007
KEPCO Netherlands J3 B.V.		173,301	19,880	—	(1,183)
Korea Offshore Wind Power Co., Ltd.		342,516	129,083	43,562	8,209
Global One Pioneer B.V.		1,755,583	99	—	(261)
Global Energy Pioneer B.V.		398	99	—	(184)
Mira Power Limited		404,476	262,983	2,651	33,464
KOSEP Material Co., Ltd.		7,596	555	5,453	1,583
KEPCO KPS Philippines Corp.		7,853	1,326	8,123	967
KOSPO Chile SpA		191,746	86,580	—	5,074
Hee Mang Sunlight Power Co., Ltd.		5,882	2,323	559	39
Fujeij Wind Power Company		232,988	146,500	—	15,343
KOSPO Youngnam Power Co., Ltd.		330,664	220,060	315,616	3,322
Chitose Solar Power Plant LLC		84,332	77,481	15,122	2,674
KEPCO ES Co., Ltd.		336,045	23,142	9,516	6,320
KEPCO Solar Co., Ltd.		243,087	28,763	23,412	7,023
KOSPO Power Services Ltda.		12,674	10,361	16,919	403
Energy New Industry Specialized Investment Private Investment Trust (*3)		543,694	5,879	—	49,341
KOEN Bylong Pty., Ltd.		17	201	—	(18)
KOMIPO Bylong Pty., Ltd.		18	197	—	(8)
KOWEPO Bylong Pty., Ltd.		18	203	—	(24)
KOSPO Bylong Pty., Ltd.		193	453	—	(24)
EWP Bylong Pty., Ltd.		18	21	—	(4)
KOWEPO Lao International		21,202	1,085	12,712	5,021
KEPCO Mangilao Holdings LLC		97,123	49,828	844	1,764
Mangilao Investment LLC		208,610	19,622	—	(19,432)
KEPCO Mangilao Solar, LLC		213,916	741	17,346	2,961
Jeju Hanlim Offshore Wind Co., Ltd.		633,525	555,268	80,467	12,289
PT. Siborpa Eco Power		17,564	4,083	—	(62)
PT. Korea Energy Indonesia		8,462	5,142	8,227	760
KOLAT SpA		53,759	377	2,963	1,061
KEPCO California, LLC		50,809	7,248	672	(518)
KEPCO Mojave Holdings, LLC		95,077	88,595	—	(4,491)
Incheon Fuel Cell Co., Ltd.		212,662	217,098	75,963	(20,384)
KOEN Service Co., Ltd.		8,055	4,959	41,138	171

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

2025
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
KOMIPO Service Co., Ltd.	￦	11,114	6,010	40,652	1,560
KOWEPO Service Co., Ltd.		10,223	6,762	44,485	271
KOSPO Service Co., Ltd.		7,875	4,718	34,049	593
EWP Service Co., Ltd.		7,234	4,462	29,819	1,296
PT. KOMIPO Energy Indonesia		5,855	1,616	5,425	1,421
KNF partners Co., Ltd.		3,222	1,220	7,416	429
KOSPO USA Inc.		853,452	509	—	(5,976)
KOSPO Niles LLC		353,430	1,077	532	33,255
Tamra Offshore Wind Power Co., Ltd.		102,795	64,577	16,720	281
KEPCO MCS Co., Ltd.		63,700	54,752	280,479	(19,492)
KEPCO FMS Co., Ltd.		23,883	21,889	117,234	220
Firstkeepers Co., Ltd.		27,337	14,052	102,366	4,563
Secutec Co., Ltd.		18,000	12,273	81,175	431
SE Green Energy Co., Ltd.		120,726	92,633	38,335	(407)
Mangilao Intermediate Holdings LLC		212,243	119,591	—	(8,057)
KEPCO CSC Co., Ltd.		20,227	12,573	50,773	2,084
KOAK Power Limited		16,089	126	—	(170)
KOMIPO Europe B.V.		91,488	89	1,214	(3,124)
Haenanum Energy Fund		7,416	3	951	902
Paju Ecoenergy Co., Ltd.		60,776	2,791	16,199	1,477
Guam Ukudu Power LLC		922,687	793,769	31,801	(34,266)
K-SOLAR SHINAN Co., Ltd.		265,222	248,630	33,441	746
KPS Partners Co., Ltd.		4,300	2,422	14,787	238
KEPCO E&C Service Co., Ltd.		10,278	2,208	16,789	1,321
Moha solar Co., Ltd.		25,401	26,861	—	985
Ogiri Solar Power Co., Ltd.		1,052	21	—	(22)
KHNP USA LLC		59,782	391	1,244	157
KOMIPO Vanphong Power Service LLC		35,596	5,201	30,289	7,091
Energy Innovation Fund I		43,596	1,194	—	(790)
KHNP Chile SpA		4,650	3,433	—	(48)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,379	1,237	208	44
Yeong Yang Corporation Co., Ltd.		1,356	1,227	204	40
SolarVader Co., Ltd.		1,368	1,230	206	42
Yeong Yang Innovation Co., Ltd.		1,356	1,227	200	36
Yeong Yang Horus Photovoltaic Co., Ltd.		1,337	1,228	192	28
Yeong Yang Solar Management Co., Ltd.		1,376	1,230	213	49
LSG Hydro Power Limited		350	4	—	(250)
KOEN Bio Co., Ltd.		1,371	925	1,872	(35)
KOMIPO Iberian Solar Group, S.L.U.		76,791	74,519	—	(6,552)
Jeongam Wind Power Co., Ltd.		68,826	59,308	8,189	(1,084)
KOWEPO Europe B.V.		51	4,036	—	(145)
Yeongdeok Sunrise Wind Power Co., Ltd.		109,860	84,334	11,908	(617)
KA Power Limited		6,373	3,258	—	(31)
Western Power Changgi Solar Co., Ltd.		38,918	32,572	6,485	(109)
EWP Australia Pty., Ltd.		54,134	461	—	(16,420)
Columboola Solar Farm Hold Co Pty., Ltd. (*4)		348,779	247,899	12,210	(22,288)
Digital Innovation Growth Fund		9,506	215	—	1,650
KEPCO Holding Company		201,433	197,847	—	(56)
KEPCO for Maintenance Company		4,522	1,307	8,920	3,889
KOSPO Trumbull LLC		466,732	—	—	359
Changjuk Wind Power Co., Ltd.		25,394	2,618	6,921	657
Chile Solar JV SpA		91,608	73,301	8,079	2,419

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

16.	Consolidated Subsidiaries, Continued

(3)	Summary of financial information of consolidated subsidiaries as of and for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

2025
Subsidiaries		Total assets	Total liabilities	Sales	Profit (loss) for the period
		In millions of won
KEPCO KPS South Africa Pty., Ltd.	￦	18,991	10,106	30,900	1,979
KOWEPO Holding Limited		21,077	1,072	—	11,875
KOSPO Rutile, LLC		50,508	112	373	557
KEPCO Yona America LLC		—	—	—	—
KEPCO SADAWI - FZCO		389	—	—	(83)
EWP Yona America LLC		—	—	—	—
KOMIPO Middle East Energy L.L.C-FZ		1,327	380	—	(7)
Nuclear Energy Industry Growth Fund II		7,004	7	—	(3)

(*1)	Financial information of EWP America Inc. includes that of 4 other subsidiaries, EWP Renewable Corporation, California Power Holdings LLC, EWP ESS Holdings, LLC, and Fairhaven ESS LLC.

(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.

(*3)
Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of 6 other subsidiaries, BSK
E-New
Industry Fund VII,
e-New
Industry LB Fund 1, Songhyun
e-New
Industry Fund, BSK
E-New
Industry Fund X, UI Carbon-Neutrality Fund, and Magna Energy New Industrial Fund.

(*4)	Financial information of Columboola Solar Farm Hold Co Pty., Ltd. includes that of 3 other subsidiaries including Columboola Solar Farm Nominees Pty., Ltd.

(4)	Significant restrictions on abilities to subsidiaries are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ￦10 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the entity.

KOSPO Youngnam Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied. The Company’s shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Jeongam Wind Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Also, payments to the contracting party may be restricted depending on the financial management priority of the contract. The Company’s shares cannot be wholly or partially transferred without prior consent of other stakeholders including shareholders or financial institutions.

Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ￦20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the entity.

Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for O&M and renewable energy certificate may be payable only when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries are as follows, C ontinued:

Company	Nature and extent of any significant restrictions

Korea Offshore Wind Power Co., Ltd.	Principals and interest on subordinated loans or dividends and settlement amounts for renewable energy certificate may be payable only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. The Company’s equity interest in the subsidiary may not be transferred either wholly or partially without prior written consent of financial institutions.

Jeju Hanlim Offshore Wind Co., Ltd.	Prior approval from the lender is required when withdrawing funds (major expenditure, REC settlement, dividend payment, etc.) according to the loan agreement.

Yeongdeok Sunrise Wind Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied.

Columboola Solar Farm Hold Co Pty., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied.

Guam Ukudu Power LLC	Dividends may be payable only when all conditions of the loan agreement are satisfied. Disposing or transferring assets either as a whole or as a part is restricted, and the Company’s equity interest in the subsidiary may not be transferred either wholly or partially without prior consent of other stakeholders including financial institutions.

Mira Power Limited	The Company’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders.

Chile Solar JV SpA	The Company’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders.

K-SOLAR SHINAN Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied. The Company’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders until five years have elapsed after the commencement of the operation.

Western Power Changgi Solar Co., Ltd.	Principals and interest on subordinated loans or dividends to investors are only payable when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Also, the Company’s equity interest may not be transferred either wholly or partially without prior written consent of financial institutions.

Chitose Solar Power Plant LLC	Capital expenditure may be incurred only upon prior consent of financial institutions. The issuance of securities to third parties, including current investors, is restricted, and the amount of paid-in
capital cannot either increase, be written off or decrease.

Mangilao Intermediate Holdings LLC
Changes or termination of the O&M contract may not be made without the prior written consent of the majority of the lenders, and dividends can be implemented only after repayment of the loan is completed.

Fujeij Wind Power Company
Incurring additional borrowings not specified in the loan agreement, or changing the PPA schedule without the lender’s prior written consent is restricted. In addition, capital acquisition and new share issuance other than dividends payment to investors are restricted.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on abilities to subsidiaries are as follows, C ontinued:

Company	Nature and extent of any significant restrictions

Qatrana Electric Power Company	Dividends payment, repayment of capital investment, and settlement for O&M can only be made when all conditions of the loan agreement are satisfied and prior consent of financial institutions is obtained.

KST Electric Power Company, S.A.P.I. de C.V.	Disposal of assets exceeding $5 million per year is restricted, and the debt ratio is required to be maintained below 90%. Additionally, capital and cost expenditures that do not meet the conditions in the loan agreement are restricted.

(5)	As of December 31, 2025, the Company has following entitlements in relation to its subsidiaries as per its shareholder’s agreements:

Company	Unrecognized Commitments
Jeongam Wind Power Co., Ltd.	When the Company requests other shareholders to transfer shares after the completion of the power generation complex, the Company has a right to purchase the shares at fair value.

Changjuk Wind Power Co., Ltd.	When other shareholders want to sell their shares after the performance guarantee period of wind power generators stipulated in the equipment supply contract is completed, the Company has an obligation to purchase the shares at fair value after consulting with the parties on the timing and size of the acquisition, taking in to account financial conditions, business conditions, and other circumstances.

Columboola Solar Farm Hold Co Pty., Ltd.	The Company holds a call option to purchase the shares held by another shareholder at 80% of the stock’s valuation in the event of a breach of obligation specified in the shareholder agreement.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-Company eliminations as of and for the years ended December 31, 2023, 2024 and 2025 are as follows:

2023
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	48.76%
Current assets	￦	142,023	953,211	446,900	1,193,078	2,735,212
Non-current assets		688	632,169	407,804	4,639,760	5,680,421
Current liabilities		(252)	(313,249)	(249,899)	(1,009,791)	(1,573,191)
Non-current liabilities		(548)	(5,348)	(57,497)	(2,737,589)	(2,800,982)
Net assets		141,911	1,266,783	547,308	2,085,458	4,041,460
Book value of non-controlling interests		69,536	620,723	266,867	462,581	1,419,707
Sales		—	1,523,031	545,092	1,212,372	3,280,495
Profit for the year		3,718	161,849	32,654	63,145	261,366
Profit for the year attributable to non-controlling interests		1,822	79,306	15,922	9,355	106,405
Cash flows from operating activities		1,086	(35,492)	39,985	368,415	373,994
Cash flows from investing activities		84	26,915	(19,345)	(508,844)	(501,190)
Cash flows from financing activities before dividends to non-controlling interests		(93,348)	(36,433)	(6,687)	119,109	(17,359)
Dividends to non-controlling interests		(643)	(28,775)	(5,250)	(20,866)	(55,534)
Effect of exchange rate fluctuation		5,135	(454)	(35)	2,813	7,459
Net increase (decrease) of cash and cash equivalents		(87,686)	(74,239)	8,668	(39,373)	(192,630)

2024
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	48.76%
Current assets	￦	58,291	1,033,936	568,226	1,284,969	2,945,422
Non-current assets		461	641,840	377,158	4,814,101	5,833,560
Current liabilities		(280)	(341,918)	(359,629)	(1,282,746)	(1,984,573)
Non-current liabilities		(335)	(13,561)	(8,281)	(2,578,521)	(2,600,698)
Net assets		58,137	1,320,297	577,474	2,237,803	4,193,711
Book value of non-controlling interests		28,487	646,946	281,576	490,588	1,447,597
Sales		—	1,534,269	553,363	1,032,246	3,119,878
Profit for the year		4,549	170,967	58,513	120,682	354,711
Profit for the year attributable to non-controlling interests		2,229	83,774	28,531	15,736	130,270
Cash flows from operating activities		5,034	538,151	46,528	345,168	934,881
Cash flows from investing activities		—	(379,243)	(31,761)	(195,587)	(606,591)
Cash flows from financing activities before dividends to non-controlling interests		(64,696)	(63,535)	(11,104)	(161,447)	(300,782)
Dividends to non-controlling interests		(36,759)	(47,584)	(9,552)	(43,321)	(137,216)
Effect of exchange rate fluctuation		12,321	1,362	447	28,762	42,892
Net increase (decrease) of cash and cash equivalents		(84,100)	49,151	(5,442)	(26,425)	(66,816)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-Company eliminations as of and for the years ended December 31, 2023, 2024 and 2025 are as follows, C ontinued:

2025
Description		KEPCO Ilijan Corporation	KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
		In millions of won
Percentage of ownership		49.00%	49.00%	48.76%
Current assets	￦	30,284	987,560	540,208	1,285,167	2,843,219
Non-current assets		714	700,200	343,310	4,508,792	5,553,016
Current liabilities		(201)	(344,162)	(253,981)	(1,025,572)	(1,623,916)
Non-current liabilities		—	(6,569)	(4,571)	(2,594,928)	(2,606,068)
Net assets		30,797	1,337,029	624,966	2,173,459	4,166,251
Book value of non-controlling interests		15,091	655,144	304,734	178,033	1,153,002
Sales		—	1,545,256	518,768	1,157,679	3,221,703
Profit (loss) for the period		(2,228)	123,796	85,368	108,860	315,796
Profit for the period attributable to non-controlling interests		(1,092)	60,660	41,625	20,545	121,738
Cash flows from operating activities		(1,752)	136,753	26,999	378,589	540,589
Cash flows from investing activities		22	30,866	(7,722)	(111,354)	(88,188)
Cash flows from financing activities before dividends to non-controlling interests		(24,464)	(70,264)	(20,479)	(202,212)	(317,419)
Dividends to non-controlling interests		—	(54,441)	(18,530)	(9,342)	(82,313)
Effect of exchange rate fluctuation		(1,603)	(670)	(35)	(4,794)	(7,102)
Net increase (decrease) in cash and cash equivalents		(27,797)	42,244	(19,767)	50,887	45,567

(7)	Changes in goodwill

(i)	Details of goodwill as of December 31, 2024 and 2025 are as follows:

		2024	2025
		In millions of won
Acquisition cost	￦	101,761	101,885
Less: Accumulated impairment		(2,582)	(2,582)

Carrying book value	￦	99,179	99,303

(ii)	Changes in goodwill for the years ended December 31, 2024 and 2025 are as follows:

		2024
		Beginning	Increase	Decrease	Impairment	Others	Ending
		In millions of won
Acquisition cost	￦	101,738	—	—	—	23	101,761
Less: Accumulated impairment		(2,582)	—	—	—	—	(2,582)

Carrying book value	￦	99,156	—	—	—	23	99,179

		2025
		Beginning	Increase	Decrease	Impairment	Others	Ending
		In millions of won
Acquisition cost	￦	101,761	—	—	—	124	101,885
Less: Accumulated impairment		(2,582)	—	—	—	—	(2,582)

Carrying book value	￦	99,179	—	—	—	124	99,303

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

16.	Consolidated Subsidiaries, Continued

(8)	Disposals of subsidiaries
During the year ended December 31, 2025, the Company sold a portion of its stake in Commerce and Industry Energy Co., Ltd. and reclassified it from a subsidiary to an associate. The Company has completed the liquidation process of J Wind First, LLC and SPROTT CHILE SOLAR I SpA for the year ended December 31, 2025. The Company has completed the liquidation process of PT. KOWEPO Sumsel Operation and Maintenance Services and KEPCO Lebanon SARL for the year ended December 31, 202
4
.

(9)	Cash dividends received from subsidiaries for the years ended December 31, 2023, 2024 and 2025, respectively, are as follows:

Subsidiaries		2023	2024	2025
		In millions of won
Korea Hydro & Nuclear Power Co., Ltd.	￦	1,560,120	—	368,513
Korea South-East Power Co., Ltd.		340,710	—	248,509
Korea Midland Power Co., Ltd.		291,558	—	146,365
Korea Western Power Co., Ltd.		344,756	—	235,121
Korea Southern Power Co., Ltd.		293,027	—	202,465
Korea East-West Power Co., Ltd.		300,436	—	304,086
KEPCO Engineering & Construction Company, Inc.		7,114	10,039	19,474
KEPCO Plant Service & Engineering Co., Ltd.		29,952	49,529	56,669
KEPCO Nuclear Fuel Co., Ltd.		15,178	20,976	30,096
KEPCO KDN Co., Ltd.		185,549	—	140,262
KOSPO Youngnam Power Co., Ltd.		—	—	7,040
KEPCO ES Co., Ltd.		9,480	3,180	6,100
KEPCO Solar Co., Ltd.		16,023	5,021	4,037
KEPCO MCS Co., Ltd.		15,353	—	—
Haenanum Energy Fund		—	443	897
KEPCO International HongKong Ltd.		5,962	7,753	6,305
KEPCO International Philippines Inc.		—	96,843	—
KEPCO Philippines Corporation		1,386	—	—
KEPCO Ilijan Corporation		1,298	41,234	—
KEPCO Philippines Holdings Inc.		24,246	44,557	33,324
KEPCO Neimenggu International Ltd.		4,058	11,393	90,439
KOMIPO Global Pte Ltd.		31,066	—	58,780
KOSEP Australia Pty., Ltd.		—	33,940	—
KOMIPO Australia Pty., Ltd.		—	—	53,148
KOSPO Australia Pty., Ltd.		12,558	—	4,640
KEPCO Netherlands B.V.		3,124	4,638	10,692
Qatrana Electric Power Company		6,511	1,056	1,931
KOSPO Jordan LLC		6,089	7,901	—
PT. Cirebon Power Service		—	256	—
EWP America Inc.		—	1,039	—
KST Electric Power Company, S.A.P.I. de C.V.		3,145	34,146	1,239
KEPCO Energy Service Company		629	310	556
KEPCO Netherlands S3 B.V.		2,477	—	—
PT. KOMIPO Pembangkitan Jawa Bali		578	603	493
EWP Barbados 1 SRL		12,987	—	—
PT. EWP Indonesia		12,673	9,555	—
KEPCO Netherlands J3 B.V.		13,144	8,820	—
Fujeij Wind Power Company		6,047	8,563	—
Chitose Solar Power Plant LLC		1,386	1,882	273
KOSPO Power Services Ltda.		1,201	—	—
KOWEPO Lao International		—	3,631	—
PT. KOMIPO Energy Indonesia		—	—	493
KOMIPO Vanphong Power Service LLC		—	—	10,385
Tamra Offshore Wind Power Co., Ltd.		3,863	—	—
Energy New Industry Specialized Investment Private Investment Trust		—	—	9,889
Changjuk Wind Power Co., Ltd.		4,015	—	365
Gyeongju Wind Power Co., Ltd.		6,300	—	—
Chile Solar JV SpA		1,127	—	—

	￦	3,575,130	407,308	2,052,586

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2025 are as follows:

2024
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Associates>
Korea Gas Corporation (*9)	Importing and wholesaling LNG	Korea	20.47%	￦	94,500	2,289,304
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	Korea	29.00%		4,727	30,177
Gangwon Wind Power Co., Ltd. (*1)	Power generation	Korea	15.00%		5,725	11,693
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	87,393
Korea Power Exchange (*2)	Management of power market and others	Korea	100.00%		127,839	273,962
Taebaek Guinemi Wind Power Co., Ltd. (*26)	Power generation	Korea	67.25%		12,637	13,559
Daeryun Power Co., Ltd. (*1)	Power generation	Korea	6.85%		46,373	31,093
KNH Solar Co., Ltd.	Power generation	Korea	27.00%		1,296	2,165
SPC Power Corporation (*27)	Power generation	Philippines	38.00%		20,635	107,574
Gemeng International Energy Co., Ltd.	Power generation	China	42.00%		516,007	728,338
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	157,530
KNOC Nigerian East Oil Co., Ltd. (*3)	Resources development	Nigeria	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*3)	Resources development	Nigeria	14.63%		12	—
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	39,268
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	717,376
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	180,372
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	73,065
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	Indonesia	29.00%		2,978	5,735
Noeul Green Energy Co., Ltd.	Power generation	Korea	29.00%		1,740	—
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	284,542
Gangneung Eco Power Co., Ltd.	Power generation	Korea	29.00%		261,000	241,814
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	139,059
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	Korea	28.00%		194	360
Dongducheon Dream Power Co., Ltd. (*4)	Power generation	Korea	33.61%		148,105	91,351
Jinbhuvish Power Generation Pvt. Ltd. (*1)	Power generation	India	5.16%		9,000	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	Korea	46.59%		5,190	1,490
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	279,432
Daegu Photovoltaic Co., Ltd.	Power generation	Korea	29.00%		1,230	2,535
Busan Green Energy Co., Ltd.	Power generation	Korea	29.00%		5,243	2,334
Hansuwon KNP Co., Ltd.	Electric material agency	Korea	28.98%		537	674
Korea Electric Power Corporation Fund (*5)	Developing electric enterprises	Korea	98.09%		11,210	13,353
Energy Infra Asset Management Co., Ltd. (*31)	Asset management	Korea	9.90%		297	1,268
YaksuESS Co., Ltd.	Installing ESS related equipment	Korea	29.00%		210	162
Nepal Water & Energy Development Company Private Limited (*6)	Construction and operation of utility plant	Nepal	68.88%		110,332	170,955
Gwangyang Green Energy Co., Ltd.	Power generation	Korea	20.00%		26,800	24,217
PND solar Co., Ltd.	Power generation	Korea	29.00%		1,250	1,735
Hyundai Eco Energy Co., Ltd. (*1)	Power generation	Korea	19.00%		3,610	8,493
YeongGwang Yaksu Wind Electric Co., Ltd. (*1)	Power generation	Korea	9.63%		533	41
Green Energy Electricity Generation Co., Ltd.	Power generation	Korea	29.00%		1,189	—
Korea Energy Solutions Co., Ltd.	R & D	Korea	20.00%		300	197
ITR Co., Ltd. (*30)	R & D	Korea	8.70%		50	—
STN Co., Ltd.	Technical testing and consulting	Korea	20.00%		25	407
Indeck Niles Development, LLC	Power generation	USA	50.00%		249,274	370,970
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	60
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	Korea	49.00%		6,108	6,119
Suwon New Power Co., Ltd.	Power generation	Korea	39.90%		798	914
Gwangbaek Solar Power Investment Co., Ltd.	Power generation	Korea	44.00%		4,757	5,155
Go deok Clean Energy Co., Ltd.	Fuel cell generation	Korea	40.00%		5,560	5,301
SureDataLab Co., Ltd.	R & D	Korea	23.95%		126	48

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2025 are as follows, C ontinued:

2024
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Associates>
SEP Co., Ltd.	R & D	Korea	21.26%	￦	27	—
Hankook Electric Power Information Co., Ltd. (*11)	R & D	Korea	16.16%		38	212
Tronix Co., Ltd. (*11)	R & D	Korea	12.50%		75	146
O2&B Global Co., Ltd.	R & D	Korea	20.00%		25	—
Muan Sunshine Solar Power Plant Co., Ltd.	Power generation	Korea	20.00%		1,570	2,772
Bigeum Resident Photovoltaic Power Co., Ltd. (*29)	Power generation	Korea	27.31%		11,214	7,908
Goesan Solar Park Co., Ltd.	Power generation	Korea	29.00%		1,276	3,133
Saemangeum Heemang Photovoltaic Co., Ltd.	Power generation	Korea	35.00%		11,022	16,137
Bitgoel Eco Energy Co., Ltd.	Power generation	Korea	49.25%		7,880	13,701
Jeju Gimnyeong Wind Power Co., Ltd.	Power generation	Korea	30.00%		714	250
Seoroseoro Sunny Power Plant Co., Ltd.	Power generation	Korea	42.58%		706	1,030
Muan Solar park Co., Ltd.	Power generation	Korea	20.00%		4,400	6,267
YuDang Solar Co., Ltd.	Power generation	Korea	20.00%		360	617
Anjwa Smart Farm & Solar City Co., Ltd.	Power generation	Korea	20.00%		5,651	8,298
KPE Green Energy Co., Ltd.	Power generation	Korea	25.36%		3,910	8,230
G.GURU Co., Ltd.	R & D	Korea	24.65%		493	34
UD4M Co., Ltd. (*8)	R & D	Korea	12.50%		75	121
Dongbu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		190	512
Seobu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		195	579
Korea Energy Data Co., Ltd.	R & D	Korea	29.37%		60	23
Gangneung Sacheon Fuel Cell Co., Ltd.	Power generation	Korea	41.00%		5,695	9,306
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	Korea	34.00%		12,570	22,909
Chuncheon Green Energy Co., Ltd.	Power generation	Korea	45.00%		9,540	17,672
Yeomsubong Wind Power Co., Ltd.	Power generation	Korea	29.00%		1,411	603
Yeongyang Wind Power Corporation II	Power generation	Korea	30.00%		7,965	11,301
Haeparang Energy Co., Ltd.	Power generation	Korea	25.00%		2,241	1,950
Saemangeum Sebit Power Plant Co., Ltd. (*10)	Power generation	Korea	55.14%		21,037	37,110
PlatformN. Co., Ltd.	R & D	Korea	29.58%		105	—
PT. Cirebon Energi Prasarana (*7)	Power generation	Indonesia	10.00%		26,710	96,846
Green Radiation Co., Ltd. (*11)	R & D	Korea	9.00%		20	—
Future Convergence Technology Laboratory. Co., Ltd.	R & D	Korea	20.12%		76	22
Eco Motion Co., Ltd.	R & D	Korea	20.00%		90	229
REC’s Innovation Co., Ltd. (*31)	R & D	Korea	11.04%		81	155
ACE	R & D	Korea	20.00%		25	5
Environment and Energy Co., Ltd. (*11)	R & D	Korea	10.54%		11	3
Santiago Solar Power SpA	Power generation	Chile	50.00%		13,851	6,961
Yanggu Floating Photovoltaic Power Plant Inc.	Power generation	Korea	29.00%		904	846
Power Embedded	R & D	Korea	23.33%		70	68
Changwon SG Energy Co., Ltd. (*11)	Power generation	Korea	18.78%		900	682
Donpyung Technology. Co., Ltd.	R & D	Korea	20.00%		125	281
HORANG ENERGY Inc.	Power generation	Korea	40.00%		4,240	3,808
Hoenggye Renewable Energy Co., Ltd	Power generation	Korea	36.12%		2,375	2,375
Haman Green Energy Co., Ltd.	Power generation	Korea	35.00%		4,771	2,810
Songsan Green Energy Co., Ltd. (*6)	Power generation	Korea	60.00%		8,400	7,908
SkyPic Inc.	R & D	Korea	20.00%		26	26
HyChangwon Fuel Cell. Co., Ltd.	Power generation	Korea	40.00%		9,396	9,278
Dreams Co.,Ltd. (*11)	R & D	Korea	11.00%		11	11
DEEPAI Co.,Ltd. (*11, 36)	R & D	Korea	1.20%		11	11
Amaala Sustainable Company for Energy LLC (*7)	Power generation	Saudi Arabia	10.00%		18	18

				￦	3,394,833	6,704,754

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2025 are as follows, C ontinued:

2024
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherlands	49.00%	￦	44,405	86,450
Shuweihat Asia Operation & Maintenance Company (*12)	Maintenance of utility plant	Cayman	55.00%		30	2,138
Waterbury Lake Uranium L.P. (*13)	Resources development	Canada	29.68%		20,753	23,756
ASM-BG Investicii AD	Power generation	Bulgaria	50.00%		9,846	16,936
RES Technology AD	Power generation	Bulgaria	50.00%		11,922	15,069
KV Holdings, Inc. (*27)	Power generation	Philippines	40.00%		2,103	6,921
KEPCO SPC Power Corporation (*12,27)	Construction and operation of utility plant	Philippines	60.00%		94,579	159,139
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	China	40.00%		16,621	7,919
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	204,516
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	48,325
Rabigh Electricity Company(*13)	Power generation	Saudi arabia	40.00%		109,743	269,893
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	Saudi arabia	40.00%		70	8,311
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	412,616
KW Nuclear Components Co., Ltd.	Manufacturing	Korea	45.00%		833	18,758
Busan Shinho Solar Power Co., Ltd.	Power generation	Korea	25.00%		2,100	6,993
Global Trade Of Power System Co., Ltd. (*14)	Exporting products and technology of small or medium business by proxy	Korea	29.00%		290	696
Expressway Solar-light Power Generation Co., Ltd.	Power generation	Korea	50.00%		1,856	5,771
Amman Asia Electric Power Company (*12)	Power generation	Jordan	60.00%		111,476	268,864
KAPES, Inc. (*12)	R & D	Korea	51.00%		5,629	—
Honam Wind Power Co., Ltd.	Power generation	Korea	29.00%		3,480	4,833
Korea Power Engineering Service Co., Ltd.	Construction and service	Korea	29.00%		290	6,054
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	36,599
Yeonggwangbaeksu Wind Power Co., Ltd. (*14)	Power generation	Korea	15.00%		3,000	3,729
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	563,079
Kelar S.A. (*12)	Power generation	Chile	65.00%		78,060	152,367
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	100,580
Incheon New Power Co., Ltd. (*16)	Power generation	Korea	29.00%		461	302
Seokmun Energy Co., Ltd.	Power generation	Korea	29.00%		15,370	15,456
Daehan Wind Power PSC	Power generation	Jordan	50.00%		7,493	21,327
Barakah One Company (*17)	Power generation	UAE	18.00%		118	—
Nawah Energy Company (*17)	Operation of utility plant	UAE	18.00%		296	392
MOMENTUM	International thermonuclear experimental reactor construction management	France	33.33%		1	195
Daegu Green Power Co., Ltd. (*18)	Power generation	Korea	29.00%		46,225	30,513
Yeonggwang Wind Power Co., Ltd.	Power generation	Korea	46.00%		17,475	26,146
Chester Solar IV SpA (*15)	Power generation	Chile	90.00%		2,776	1,452
Chester Solar V SpA (*15)	Power generation	Chile	90.00%		634	262
Diego de Almagro Solar SpA (*15)	Power generation	Chile	90.00%		2,902	1,700
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	48,760
Daesan Green Energy Co., Ltd.	Power generation	Korea	35.00%		17,850	25,331
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	89,780
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	55,622
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	59,806
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	8,119
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	2,857
Laurel SpA (*15)	Power generation	Chile	90.00%		2,156	1,432
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd (*14)	Power generation	Australia	12.37%		4,095	1,149
Cheong-Song Noraesan Wind Power Co., Ltd. (*13)	Power generation	Korea	29.01%		3,200	4,317

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2025 are as follows, C ontinued:

2024
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Joint ventures>
Chester Solar I SpA (*15)	Power generation	Chile	90.00%	￦	1,316	1,649
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	63,695
Saemangeum Solar Power Co., Ltd. (*19)	Power generation	Korea	81.01%		26,400	23,277
Chungsongmeon BongSan wind power Co., Ltd. (*14)	Power generation	Korea	29.00%		2,900	2,590
Jaeun Resident Wind Power Plant Co., Ltd. (*14)	Power generation	Korea	29.00%		2,494	2,045
DE Energia SpA	Power generation	Chile	49.00%		8,364	11,062
Dangjin Eco Power Co., Ltd.	Power generation	Korea	34.00%		25,661	26,867
Haemodum Solar Co., Ltd.	Power generation	Korea	49.00%		2,940	3,230
Yangyang Wind Power Co., Ltd.	Power generation	Korea	50.00%		12,000	11,640
HORUS SOLAR, S.A. DE C.V. (*20)	Renewable power generation	Mexico	14.95%		5,068	1,488
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V. (*20)	Renewable power generation	Mexico	14.95%		3,678	4,452
SUNMEX RENOVABLES, S.A. DE C.V. (*20)	Renewable power generation	Mexico	14.95%		1,678	1,687
Stavro Holding II A.B.	Holding company	Sweden	20.00%		18,566	16,459
Solaseado Solar Power Co., Ltd.	Power generation	Korea	39.00%		7,020	22,793
Yeongam Solar Power Co., Ltd. (*14)	Power generation	Korea	19.00%		6,460	11,828
Samsu Wind Power Co., Ltd. (*14)	Power generation	Korea	19.00%		2,637	2,851
Pulau Indah Power Plant Sdn. Bhd.	Power generation	Malaysia	25.00%		39,052	50,721
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Holding company	Korea	29.53%		20,857	15,433
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream (*12)	Holding company	Korea	90.00%		14,848	15,496
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	207,565
Cheongna Energy Co., Ltd. (*19)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	46,158
Naepo Green Energy Co., Ltd.	Power generation	Korea	29.20%		29,200	48,031
Boim Combined Heat and Power Generation Co., Ltd. (*21)	Power generation	Korea	30.66%		71,070	—
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		258,011	465,349
KAS INVESTMENT I LLC (*13)	Holding company	USA	29.89%		23,437	6,078
KAS INVESTMENT II LLC (*13)	Holding company	USA	29.89%		23,343	6,040
Energyco Co., Ltd.	Power generation	Korea	29.00%		1,659	2,322
CAES, LLC	Holding company	USA	36.00%		19,414	20,659
Hapcheon Floating Photovoltaic Power Plant Inc. (*14)	Power generation	Korea	49.00%		7,512	11,334
Busan Industrial Solar Power Co., Ltd.	Power generation	Korea	28.02%		510	1,160
Bitsolar Energy Co., Ltd.	Power generation	Korea	27.10%		352	—
Pulau Indah O&M Sdn. Bhd. (*14)	Power generation	Malaysia	40.00%		—	—
Guadalupe Solar SpA (*22)	Power generation	Chile	60.00%		1,397	781
Omisan Wind Power Co., Ltd.	Power generation	Korea	42.00%		10,752	10,859
Foresight Iberian Solar Group Holding, S.L. (*22)	Power generation	Spain	75.00%		10,564	—
Yeongwol Eco Wind Co., Ltd.	Power generation	Korea	29.00%		3,089	890
Gurae Resident Power Co., Ltd.	Power generation	Korea	29.00%		386	333
Cheongju Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,858	10,636
Enel X Midland Photovoltaic, LLC	Power generation	Korea	20.00%		2,211	2,715
Geumsungsan Wind Power Co., Ltd.	Power generation	Korea	29.00%		6,531	7,840
KEPCO KPS CARABAO Corp. (*16)	Utility plant maintenance	Philippines	40.00%		93	—
Prime Swedish Holding AB	Holding company	Sweden	45.00%		35,410	37,559
Goheung New Energy Co., Ltd.	Power generation	Korea	46.15%		12,959	15,768
Gunsan Land Solar Co., Ltd. (*22,28)	Power generation	Korea	75.29%		19,091	23,163
CapMan Lynx SCA, SICAR	Holding company	Luxembourg	50.00%		9,601	—
International Offshore Power Transmission Holding Company Limited	Undersea transmission network operation	UAE	35.00%		—	11,038
Pyeongchang Wind Power Co., Ltd. (*25)	Power generation	Korea	58.00%		9,329	12,147
Eumseong Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,741	11,613
Changwon Nu-ri Energy Co., Ltd. (*14)	Fuel cell generation	Korea	61.00%		8,095	7,658
PungBack Wind Farm Corporation (*24)	Power generation	Korea	32.89%		7,885	7,760

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2025 are as follows, C ontinued:

2024
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Joint ventures>
Trumbull Asset Management, LLC (*25)	Holding company	USA	78.00%	￦	1	1,297
S-Power Chile SpA	Power generation	Chile	50.00%		127	159
Seungmun Green Energy	Power generation	Korea	33.00%		8,973	12,745
Seobusambo highway photovoltaics Co., Ltd. (*23)	Power generation	Korea	80.00%		3,020	3,309
Yangyang Suri Wind Power Co., Ltd.(*13)	Power generation	Korea	29.00%		10,498	8,643
KEPCO for Power Company (*32)	Power generation	Saudi arabia	60.00%		3,083	17,906
Taebaek Wind Power Co., Ltd. (*33)	Power generation	Korea	60.00%		11,494	14,759
Jeonju Bio Green Energy Co., Ltd.(*22)	Power generation	Korea	65.00%		3,250	2,566
Kumyang Eco Park Co., Ltd.	Power generation	Korea	29.00%		3,663	3,841
Jeongeup Green Power Co., Ltd. (*34)	Power generation	Korea	44.86%		9,600	8,846
Hadong E-factory Co., Ltd.(*13)	Power generation	Korea	29.99%		350	344
Namyangju Combined Heat and Power Co., Ltd. (*35)	Generating and distributing vapor and hot/cold water	Korea	70.10%		53,977	51,768
Samcheok Eco Materials Co., Ltd. (*37)	Recycling fly ashes	Korea	25.54%		686	—
Wadi Noor Solar Power Company SAOC	Power generation	Oman	50.00%		847	1,392
Fairhaven Energy Storage LLC	Power generation	USA	35.00%		1,505	—
Rutile BESS Holdings, LLC	Holding company	USA	50.00%		106	1
Trumbull Development Partners, LLC	Holding company	USA	56.23%		304,836	355,379
Imha Floating Photovoltaic Power Plant Inc.(*13)	Power generation	Korea	49.00%		7,174	6,351
EDFR KOWEPO AJBAN PV HOLDING LIMITED	Holding company	UAE	50.00%		1	85
Roof One Energy Co., Ltd.	Holding company	Korea	48.00%		2,000	2,000

					2,880,964	4,581,340

				￦	6,275,797	11,286,094

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2025 are as follows, C ontinued:

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

(*15)
Although the Company holds majority of shares in the entities marked above by acquiring additional shares for the year ended December 31, 2024, the entities are classified as joint ventures due to the shareholders’ agreement requiring unanimous approval from the entities’ board of directors for making material decisions on financial and operational policies.

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

(*27)
The Company is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation, and KV Holdings, Inc. and the timing of and proceeds from such sales transaction is not specified as of December 31, 2024.

(*28)
The nominal percentage of ownership is 75.29% and the effective percentage of ownership is 56.91%, as the Company has an obligation to provide excessive dividend income to Gunsan City when a certain rate of return defined in the shareholders’ agreement is met.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2025 are as follows, C ontinued:

(*29)	During the year ended December 31, 2024, the long-term loan to Bigeum Resident Photovoltaic Power Co., Ltd. was converted into equity.

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

(*37)
Although the Company’s effective percentage of ownership is less than 50%, the entity is reclassified as a joint venture considering the minimum number of the entity’s board of directors’ members required to agree for making decision on material financial and operational policies as the joint shareholders’ agreement revised in the year ended December 31, 2024.

2025
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Associates>
Korea Gas Corporation (*9)	Importing and wholesaling LNG	Korea	20.47%	￦	94,500	2,283,535
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	Korea	29.00%		4,727	31,642
Gangwon Wind Power Co., Ltd. (*1)	Power generation	Korea	15.00%		5,725	12,373
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	86,549
Korea Power Exchange (*2)	Management of power market and others	Korea	100.00%		127,839	262,069
Taebaek Guinemi Wind Power Co., Ltd. (*26)	Power generation	Korea	67.25%		12,637	14,877
Daeryun Power Co., Ltd. (*1)	Power generation	Korea	6.85%		46,373	34,475
KNH Solar Co., Ltd.	Power generation	Korea	27.00%		1,296	1,687
SPC Power Corporation (*27)	Power generation	Philippines	38.00%		20,635	107,067
Gemeng International Energy Co., Ltd.	Power generation	China	42.00%		516,007	812,292
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	162,112
KNOC Nigerian East Oil Co., Ltd. (*3)	Resources development	Nigeria	14.63%		12	—
KNOC Nigerian West Oil Co., Ltd. (*3)	Resources development	Nigeria	14.63%		12	—
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	36,516
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	731,714
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	200,335
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	65,612
PT. Mutiara Jawa	Manufacturing and operating floating coal terminal	Indonesia	29.00%		2,978	4,399
Noeul Green Energy Co., Ltd.	Power generation	Korea	29.00%		1,740	—
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	276,085

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2025 are as follows, C ontinued:

2025
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Associates>
Gangneung Eco Power Co., Ltd.	Power generation	Korea	29.00%	￦	261,000	227,683
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	148,586
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Power generation	Korea	28.00%		194	274
Dongducheon Dream Power Co., Ltd. (*4)	Power generation	Korea	33.61%		148,105	102,321
Jinbhuvish Power Generation Pvt. Ltd. (*1)	Power generation	India	5.16%		9,000	—
Daejung Offshore Wind Power Co., Ltd.	Power generation	Korea	46.59%		5,190	1,355
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	286,796
Daegu Photovoltaic Co., Ltd.	Power generation	Korea	29.00%		1,230	2,417
Busan Green Energy Co., Ltd.	Power generation	Korea	29.00%		5,243	1,711
Hansuwon KNP Co., Ltd.	Electric material agency	Korea	28.98%		537	965
Korea Electric Power Corporation Fund (*5)	Developing electric enterprises	Korea	98.09%		9,480	14,892
Energy Infra Asset Management Co., Ltd. (*31)	Asset management	Korea	9.90%		297	1,399
YaksuESS Co., Ltd.	Installing ESS related equipment	Korea	29.00%		210	31
Nepal Water & Energy Development Company Private Limited (*6, 29)	Construction and operation of utility plant	Nepal	66.10%		110,332	192,705
Gwangyang Green Energy Co., Ltd.	Power generation	Korea	20.00%		26,800	23,781
PND solar Co., Ltd.	Power generation	Korea	29.00%		1,250	1,938
Hyundai Eco Energy Co., Ltd. (*1)	Power generation	Korea	19.00%		3,610	9,159
YeongGwang Yaksu Wind Electric Co., Ltd. (*1)	Power generation	Korea	9.63%		533	61
Green Energy Electricity Generation Co., Ltd.	Power generation	Korea	29.00%		1,189	230
Korea Energy Solutions Co., Ltd.	R & D	Korea	20.00%		300	139
ITR Co., Ltd. (*29, 30)	R & D	Korea	8.03%		50	—
STN Co., Ltd.	Technical testing and consulting	Korea	20.00%		25	354
Indeck Niles Development, LLC	Power generation	USA	50.00%		249,274	363,675
Indeck Niles Asset Management, LLC	Power generation	USA	33.33%		—	55
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Holding company	Korea	49.00%		6,047	6,059
Suwon New Power Co., Ltd.	Power generation	Korea	39.90%		798	801
Gwangbaek Solar Power Investment Co., Ltd.	Power generation	Korea	44.00%		4,757	5,236
Go deok Clean Energy Co., Ltd.	Fuel cell generation	Korea	40.00%		5,560	5,479
SureDataLab Co., Ltd.(*29)	R & D	Korea	0.35%		126	3
SEP Co., Ltd.	R & D	Korea	21.26%		27	—
Hankook Electric Power Information Co., Ltd. (*11)	R & D	Korea	16.16%		38	291
Tronix Co., Ltd. (*11)	R & D	Korea	12.50%		75	65
O2&B Global Co., Ltd.	R & D	Korea	20.00%		25	—
Muan Sunshine Solar Power Plant Co., Ltd.	Power generation	Korea	20.00%		1,570	2,778
Bigeum Resident Photovoltaic Power Co., Ltd.	Power generation	Korea	27.31%		11,214	7,569
Goesan Solar Park Co., Ltd.	Power generation	Korea	29.00%		1,276	2,926
Saemangeum Heemang Photovoltaic Co., Ltd.	Power generation	Korea	35.00%		11,022	16,913
Bitgoel Eco Energy Co., Ltd.	Power generation	Korea	49.25%		7,880	12,977
Jeju Gimnyeong Wind Power Co., Ltd.	Power generation	Korea	30.00%		714	—
Seoroseoro Sunny Power Plant Co., Ltd.	Power generation	Korea	42.58%		706	1,135
Muan Solar park Co., Ltd.	Power generation	Korea	20.00%		4,400	8,093
YuDang Solar Co., Ltd.	Power generation	Korea	20.00%		360	696
Anjwa Smart Farm & Solar City Co., Ltd.	Power generation	Korea	20.00%		5,651	9,477
KPE Green Energy Co., Ltd.	Power generation	Korea	25.36%		3,910	9,096
G.GURU Co., Ltd.(*29)	R & D	Korea	14.42%		493	—
UD4M Co., Ltd. (*8)	R & D	Korea	12.50%		75	120
Dongbu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		190	523
Seobu Highway Solar Co., Ltd.	Power generation	Korea	20.00%		195	683
Korea Energy Data Co., Ltd.	R & D	Korea	29.37%		60	—
Gangneung Sacheon Fuel Cell Co., Ltd.	Power generation	Korea	41.00%		5,695	9,205
Taebaek Gadeoksan Wind Power Co., Ltd.	Power generation	Korea	34.00%		12,570	26,456

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2025 are as follows, C ontinued:

2025
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Associates>
Chuncheon Green Energy Co., Ltd.	Power generation	Korea	45.00%	￦	9,540	15,829
Yeomsubong Wind Power Co., Ltd.	Power generation	Korea	29.00%		1,411	325
Yeongyang Wind Power Corporation II	Power generation	Korea	30.00%		7,965	13,406
Haeparang Energy Co., Ltd.	Power generation	Korea	25.00%		2,241	2,714
Saemangeum Sebit Power Plant Co., Ltd. (*10)	Power generation	Korea	55.14%		21,037	37,662
PlatformN. Co., Ltd.	R & D	Korea	29.58%		105	—
PT. Cirebon Energi Prasarana (*7)	Power generation	Indonesia	10.00%		26,710	94,005
Green Radiation Co., Ltd. (*11,39)	R & D	Korea	8.74%		20	20
Future Convergence Technology Laboratory. Co., Ltd.	R & D	Korea	20.12%		76	20
Eco Motion Co., Ltd.	R & D	Korea	20.00%		90	334
REC’s Innovation Co., Ltd. (*31)	R & D	Korea	11.04%		81	197
ACE	R & D	Korea	20.00%		25	4
Environment and Energy Co., Ltd. (*11)	R & D	Korea	10.54%		11	1
Santiago Solar Power SpA	Power generation	Chile	50.00%		13,851	8,008
Yanggu Floating Photovoltaic Power Plant Inc.	Power generation	Korea	29.00%		904	851
Power Embedded	R & D	Korea	23.33%		70	57
Changwon SG Energy Co., Ltd. (*11)	Power generation	Korea	18.78%		900	673
Donpyung Technology. Co., Ltd.	R & D	Korea	20.00%		125	295
HORANG ENERGY Inc.	Power generation	Korea	40.00%		4,240	4,209
Hoenggye Renewable Energy Co., Ltd	Power generation	Korea	36.12%		2,375	2,375
Haman Green Energy Co., Ltd.	Power generation	Korea	35.00%		4,771	5,776
Songsan Green Energy Co., Ltd. (*6)	Power generation	Korea	60.00%		8,400	11,450
SkyPic Inc.	R & D	Korea	20.00%		26	30
HyChangwon Fuel Cell. Co., Ltd.	Power generation	Korea	40.00%		9,396	8,643
Dreams Co.,Ltd. (*11)	R & D	Korea	11.00%		11	3
DEEPAI Co.,Ltd. (*11, 36)	R & D	Korea	1.20%		11	8
Amaala Sustainable Company for Energy LLC (*7)	Power generation	Saudi Arabia	10.00%		18	18
Remal First Holding Company	Holding company	Saudi Arabia	30.00%		1	—
Naseem First Holding Company	Holding company	Saudi Arabia	30.00%		1	—
Cheonwang Green Energy Co., Ltd.	Power generation	Korea	40.00%		652	494
Namjeju Bitdream Energy Co., Ltd.	Power generation	Korea	50.00%		5,325	5,260
Jeju Bukchon BESS Power Plant Co., Ltd.	Power generation	Korea	41.00%		3,690	2,480
Commerce and Industry Energy Co., Ltd.	Power generation	Korea	24.46%		498	498
KI Tech Co., Ltd.	R & D	Korea	24.70%		247	171
Enlight Energy Advanced Industry Venture Fund	Holding company	Korea	28.00%		3,150	3,150
Gunsan Green Energy Co., Ltd.	Power generation	Korea	42.63%		2,043	2,043

				￦	3,408,649	6,851,456

<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherlands	49.00%	￦	44,405	82,230
Shuweihat Asia Operation & Maintenance Company (*12)	Maintenance of utility plant	Cayman	55.00%		30	2,837
Waterbury Lake Uranium L.P. (*13,29)	Resources development	Canada	29.45%		24,985	28,576
ASM-BG Investicii AD	Power generation	Bulgaria	50.00%		9,846	20,491
RES Technology AD	Power generation	Bulgaria	50.00%		11,922	16,672
KV Holdings, Inc. (*27)	Power generation	Philippines	40.00%		2,103	6,374
KEPCO SPC Power Corporation (*12,27)	Construction and operation of utility plant	Philippines	60.00%		94,579	119,443
Gansu Datang Yumen Wind Power Co., Ltd.	Power generation	China	40.00%		16,621	8,029
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	212,130
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	49,501
Rabigh Electricity Company(*13)	Power generation	Saudi arabia	40.00%		109,743	285,805
Rabigh Operation & Maintenance Company Limited	Maintenance of utility plant	Saudi arabia	40.00%		70	10,091
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	412,277

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2025 are as follows, C ontinued:

2025
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Joint ventures>
KW Nuclear Components Co., Ltd.	Manufacturing	Korea	45.00%	￦	833	22,365
Busan Shinho Solar Power Co., Ltd.	Power generation	Korea	25.00%		2,100	6,260
Global Trade Of Power System Co., Ltd. (*14)	Exporting products and technology of small or medium business by proxy	Korea	29.00%		290	708
Expressway Solar-light Power Generation Co., Ltd.	Power generation	Korea	50.00%		1,856	4,658
Amman Asia Electric Power Company (*12)	Power generation	Jordan	60.00%		111,476	274,751
KAPES, Inc. (*12)	R & D	Korea	51.00%		5,629	—
Honam Wind Power Co., Ltd.	Power generation	Korea	29.00%		3,480	4,898
Korea Power Engineering Service Co., Ltd.	Construction and service	Korea	29.00%		290	6,404
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	36,703
Yeonggwangbaeksu Wind Power Co., Ltd. (*14)	Power generation	Korea	15.00%		3,000	3,835
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	566,700
Kelar S.A. (*12)	Power generation	Chile	65.00%		78,060	153,294
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	98,221
Incheon New Power Co., Ltd. (*16)	Power generation	Korea	29.00%		461	455
Seokmun Energy Co., Ltd.	Power generation	Korea	29.00%		15,370	14,565
Daehan Wind Power PSC	Power generation	Jordan	50.00%		7,493	25,095
Barakah One Company (*17)	Power generation	UAE	18.00%		1,794,166	1,672,507
Nawah Energy Company (*17)	Operation of utility plant	UAE	18.00%		296	392
MOMENTUM	International thermonuclear experimental reactor construction management	France	33.33%		1	106
Daegu Green Power Co., Ltd. (*18)	Power generation	Korea	29.00%		46,225	31,119
Yeonggwang Wind Power Co., Ltd.	Power generation	Korea	46.00%		17,475	29,258
Chester Solar IV SpA (*15)	Power generation	Chile	90.00%		2,776	5,349
Chester Solar V SpA (*15)	Power generation	Chile	90.00%		634	756
Diego de Almagro Solar SpA (*15)	Power generation	Chile	90.00%		2,902	4,920
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	48,675
Daesan Green Energy Co., Ltd.	Power generation	Korea	35.00%		17,850	21,755
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	80,631
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	48,831
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	54,825
RE Astoria 2 LandCo LLC	Power generation	USA	50.00%		5,188	8,137
RE Barren Ridge LandCo LLC	Power generation	USA	50.00%		2,187	2,870
Laurel SpA (*15)	Power generation	Chile	90.00%		2,156	3,092
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd (*14)	Power generation	Australia	12.37%		4,095	906
Cheong-Song Noraesan Wind Power Co., Ltd. (*13)	Power generation	Korea	29.01%		3,200	4,120
Chester Solar I SpA (*15)	Power generation	Chile	90.00%		1,316	3,417
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	61,113
Saemangeum Solar Power Co., Ltd. (*19)	Power generation	Korea	81.01%		26,400	23,123
Chungsongmeon BongSan wind power Co., Ltd. (*14)	Power generation	Korea	29.00%		2,900	2,304
Jaeun Resident Wind Power Plant Co., Ltd. (*14)	Power generation	Korea	29.00%		2,494	—
Dangjin Eco Power Co., Ltd.	Power generation	Korea	34.00%		25,661	27,150
Haemodum Solar Co., Ltd.	Power generation	Korea	49.00%		2,940	3,151
Yangyang Wind Power Co., Ltd.	Power generation	Korea	50.00%		12,000	15,131
HORUS SOLAR, S.A. DE C.V. (*20)	Renewable power generation	Mexico	14.95%		5,068	2,645
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V. (*20)	Renewable power generation	Mexico	14.95%		3,678	4,602
SUNMEX RENOVABLES, S.A. DE C.V. (*20)	Renewable power generation	Mexico	14.95%		1,678	3,405
Stavro Holding II A.B.	Holding company	Sweden	20.00%		18,566	18,062
Solaseado Solar Power Co., Ltd.	Power generation	Korea	39.00%		7,020	26,553
Yeongam Solar Power Co., Ltd. (*14)	Power generation	Korea	19.00%		6,460	12,215

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2025 are as follows, C ontinued:

2025
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Joint ventures>
Samsu Wind Power Co., Ltd. (*14)	Power generation	Korea	19.00%	￦	2,637	3,310
Pulau Indah Power Plant Sdn. Bhd.	Power generation	Malaysia	25.00%		44,545	56,997
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Holding company	Korea	29.53%		22,636	11,001
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream (*12)	Holding company	Korea	90.00%		14,325	15,023
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	225,828
Cheongna Energy Co., Ltd. (*19)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	67,846
Naepo Green Energy Co., Ltd.	Power generation	Korea	29.20%		29,200	59,242
Boim Combined Heat and Power Generation Co., Ltd. (*21)	Power generation	Korea	30.66%		71,070	—
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		296,872	494,403
KAS INVESTMENT I LLC (*13)	Holding company	USA	29.89%		23,437	13
KAS INVESTMENT II LLC (*13)	Holding company	USA	29.89%		23,343	13
Energyco Co., Ltd.	Power generation	Korea	29.00%		1,659	2,629
CAES, LLC	Holding company	USA	36.00%		19,414	18,098
Hapcheon Floating Photovoltaic Power Plant Inc. (*14)	Power generation	Korea	49.00%		7,512	12,792
Busan Industrial Solar Power Co., Ltd.	Power generation	Korea	28.02%		510	1,351
Bitsolar Energy Co., Ltd.	Power generation	Korea	27.10%		352	—
Pulau Indah O&M Sdn. Bhd. (*14)	Power generation	Malaysia	40.00%		—	62
Guadalupe Solar SpA (*22)	Power generation	Chile	60.00%		1,397	2,277
Omisan Wind Power Co., Ltd.	Power generation	Korea	42.00%		10,752	12,204
Foresight Iberian Solar Group Holding, S.L. (*22)	Power generation	Spain	75.00%		10,564	—
Yeongwol Eco Wind Co., Ltd.	Power generation	Korea	29.00%		3,089	631
Gurae Resident Power Co., Ltd.	Power generation	Korea	29.00%		386	408
Cheongju Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,858	11,017
Enel X Midland Photovoltaic, LLC	Power generation	Korea	20.00%		2,211	2,822
Geumsungsan Wind Power Co., Ltd.	Power generation	Korea	29.00%		6,531	7,538
KEPCO KPS CARABAO Corp. (*16)	Utility plant maintenance	Philippines	40.00%		93	—
Prime Swedish Holding AB	Holding company	Sweden	45.00%		35,410	38,664
Goheung New Energy Co., Ltd.	Power generation	Korea	46.15%		12,959	18,238
Gunsan Land Solar Co., Ltd. (*22,28)	Power generation	Korea	75.29%		19,091	23,822
International Offshore Power Transmission Holding Company Limited	Undersea transmission network operation	UAE	35.00%		—	—
Pyeongchang Wind Power Co., Ltd. (*25)	Power generation	Korea	58.00%		9,329	12,851
Eumseong Eco Park Co., Ltd.	Power generation	Korea	29.00%		5,741	11,625
Changwon Nu-ri Energy Co., Ltd. (*14)	Fuel cell generation	Korea	61.00%		8,095	9,486
PungBack Wind Farm Corporation (*24)	Power generation	Korea	32.89%		7,885	6,367
Trumbull Asset Management, LLC (*25)	Holding company	USA	78.00%		1	1,228
S-Power Chile SpA	Power generation	Chile	50.00%		127	538
Seungmun Green Energy	Power generation	Korea	33.00%		8,973	12,457
Seobusambo highway photovoltaics Co., Ltd. (*23)	Power generation	Korea	80.00%		3,020	3,524
Yangyang Suri Wind Power Co., Ltd.(*13)	Power generation	Korea	29.00%		10,498	9,568
KEPCO for Power Company (*32)	Power generation	Saudi arabia	60.00%		3,083	12,983
Taebaek Wind Power Co., Ltd. (*33)	Power generation	Korea	60.00%		11,494	12,637
Kumyang Eco Park Co., Ltd.	Power generation	Korea	29.00%		3,663	6,874
Jeongeup Green Power Co., Ltd. (*34)	Power generation	Korea	44.86%		9,600	6,724
Hadong E-factory Co., Ltd.(*13)	Power generation	Korea	29.99%		350	340
Namyangju Combined Heat and Power Co., Ltd. (*35)	Generating and distributing vapor and hot/cold water	Korea	70.10%		149,313	147,146
Samcheok Eco Materials Co., Ltd. (*37)	Recycling fly ashes	Korea	25.54%		686	—
Wadi Noor Solar Power Company SAOC	Power generation	Oman	50.00%		847	—
Fairhaven Energy Storage LLC	Power generation	USA	35.00%		1,505	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2025 are as follows, C ontinued:

2025
Investees	Key operation activities	Location	Percentage of ownership		Acquisition cost	Book value
	In millions of won
<Joint ventures>
Rutile BESS Holdings, LLC	Holding company	USA	50.00%	￦	21,572	19,099
Trumbull Development Partners, LLC(*38)	Holding company	USA	56.23%		415,467	439,268
Imha Floating Photovoltaic Power Plant Inc.(*13)	Power generation	Korea	49.00%		7,174	5,627
EDFR KOWEPO AJBAN PV HOLDING LIMITED	Holding company	UAE	50.00%		1	854
Roof One Energy Co., Ltd.	Holding company	Korea	48.00%		2,000	1,933
Taean Haetdeulwon Solar Power Co., Ltd.	Power generation	Korea	45.00%		7,992	8,637
Haetbyeotgil Solar Power Co., Ltd.	Power generation	Korea	30.00%		704	732
Seongseo Neulpureun Energy Co., Ltd.	Power generation	Korea	49.80%		797	681
Luluah SKY Energy Holding Ltd. (*34)	Power generation	Qatar	15.00%		103	63
KES Yona Holdings LLC (*38)	Holding company	USA	80.00%		—	—
Siraj AlTaqa AlNazifa	Power generation	Saudi Arabia	20.00%		—	—
Nour Ibri Solar Power Company	Power generation	Oman	30.77%		364	373
Lucy Equity Holdings, LLC	Power generation	Oman	20.00%		9,612	—

					4,950,644	6,512,332

				￦	8,359,293	13,363,788

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2025 are as follows, C ontinued:

(*13)
The effective percentage of ownership is less than 50%. However, the investment is classified as a joint venture because decisions regarding significant financial and operating policies require the unanimous consent of all parties sharing control.

(*14)	According to the shareholders’ agreement, the parties have joint control over all decisions related to finance and operation. Accordingly, the entity is classified as joint ventures.

(*15)
Although the Company holds majority of shares in the entities marked above by acquiring additional shares for the year ended December 31, 202
4
, the entities are classified as joint ventures due to the shareholders’ agreement requiring unanimous approval from the entities’ board of directors for making material decisions on financial and operational policies.

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

(*27)
The Company is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation, and KV Holdings, Inc. and the timing of and proceeds from such sales transaction is not specified as of December 31, 2025.

(*28)
The nominal percentage of ownership is 75.29% and the effective percentage of ownership is 53.83%, as the Company has an obligation to provide excessive dividend income to Gunsan City when a certain rate of return defined in the shareholders’ agreement is met.

(*29)	During the period ended December 31, 2025, the Company’s ownership interest in the entity changed due to a disproportionate capital increase by the financial investors.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of December 31, 2024 and 2025 are as follows, C ontinued:

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

(*37)
Although the Company’s effective percentage of ownership is less than 50%, the entity is reclassified as a joint venture considering the minimum number of the entity’s board of directors’ members required to agree for making decision on material financial and operational policies as the joint shareholders’ agreement revised in the year ended December 31, 202
4
.

(*38)
Although the Company’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture since the entity’s material financial and operational decisions require unanimous agreement of the representative committee due to the shareholders’ agreement.

(*39)	The effective ownership interest is 10%, considering convertible redeemable preferred shares.

(2)	The fair value of associates which are actively traded on an open market and have a readily available market value as of December 31, 2024 and 2025 are as follows:

Investees		2024	2025
		In millions of won
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	￦	88,489	98,511
Korea Gas Corporation		655,830	742,770
SPC Power Corporation		130,063	134,901
PT. Bayan Resources TBK		12,298,501	8,959,467

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2024 and 2025 are as follows:

2024
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Korea Gas Corporation	￦	1,970,643	—	—	—	248,385	36,628	33,648	2,289,304
Korea Electric Power Industrial Development Co., Ltd.		29,500	—	—	(2,801)	3,124	—	354	30,177
YTN Co., Ltd.		52,303	—	(52,303)	—	—	—	—	—
Gangwon Wind Power Co., Ltd.		12,001	—	—	(1,420)	1,112	—	—	11,693
Hyundai Green Power Co., Ltd.		118,173	—	—	(3,555)	2,712	—	(29,937)	87,393
Korea Power Exchange		274,286	—	—	—	2,768	(59)	(3,033)	273,962
Taebaek Guinemi Wind Power Co., Ltd.		13,530	—	—	—	29	—	—	13,559
Daeryun Power Co., Ltd.		26,834	—	—	—	4,301	—	(42)	31,093
KNH Solar Co., Ltd.		3,194	—	—	(1,620)	591	—	—	2,165
SPC Power Corporation		78,931	—	—	(13,529)	13,412	28,760	—	107,574
Gemeng International Energy Co., Ltd.		705,812	—	—	(22,908)	(33,472)	78,870	36	728,338
PT. Cirebon Electric Power		134,259	—	—	—	4,144	—	19,127	157,530
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	(12,334)	1,621	10,713	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	1,519	1,475	(2,994)	—
PT Wampu Electric Power		34,555	—	—	(3,765)	3,495	152	4,831	39,268
PT. Bayan Resources TBK		619,207	—	—	(168,698)	187,634	79,332	(99)	717,376
S-Power Co., Ltd.		162,765	—	—	—	17,607	—	—	180,372
Pioneer Gas Power Limited		—	—	—	—	—	—	—	—
Xe-Pian Xe-Namnoy Power Co., Ltd.		116,378	—	—	—	(20,217)	11,861	(34,957)	73,065
PT. Mutiara Jawa		5,168	—	—	—	103	464	—	5,735
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Noeul Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Goseong Green Power Co., Ltd.		287,624	—	—	—	(3,026)	—	(56)	284,542
Gangneung Eco Power Co., Ltd.		254,929	—	—	—	(13,115)	—	—	241,814
Shin Pyeongtaek Power Co., Ltd.		145,026	—	—	(30,080)	24,145	—	(32)	139,059
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		294	—	—	—	66	—	—	360
Dongducheon Dream Power Co., Ltd.		87,203	—	—	—	4,141	—	7	91,351
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		1,483	—	—	—	7	—	—	1,490
GS Donghae Electric Power Co., Ltd.		259,085	—	—	—	20,323	—	24	279,432
Daegu Photovoltaic Co., Ltd.		2,804	—	—	(344)	75	—	—	2,535
Busan Green Energy Co., Ltd.		3,259	—	—	—	(910)	—	(15)	2,334
Hansuwon KNP Co., Ltd.		467	—	—	—	207	—	—	674
Korea Electric Power Corporation Fund		23,421	—	(9,637)	—	479	(910)	—	13,353
Energy Infra Asset Management Co., Ltd.		1,213	—	—	(89)	144	—	—	1,268
Daegu clean Energy Co., Ltd.		—	—	—	—	—	—	—	—
YaksuESS Co., Ltd.		285	—	—	—	(123)	—	—	162
Nepal Water & Energy Development Company Private Limited		110,573	—	—	—	7,392	52,990	—	170,955
Gwangyang Green Energy Co., Ltd.		24,638	—	—	—	(421)	—	—	24,217
PND solar Co., Ltd.		1,510	—	—	—	225	—	—	1,735
Hyundai Eco Energy Co., Ltd.		7,947	—	—	(477)	1,024	—	(1)	8,493
YeongGwang Yaksu Wind Electric Co., Ltd.		133	—	—	—	(92)	—	—	41
Green Energy Electricity Generation Co., Ltd.		8	—	—	—	(8)	—	—	—
Korea Energy Solutions Co., Ltd.		170	—	—	—	27	—	—	197
ITR Co., Ltd.		—	—	—	—	(12)	—	12	—
STN Co., Ltd.		391	—	—	—	16	—	—	407
Indeck Niles Development, LLC		335,401	—	(14,551)	(10,591)	12,909	47,802	—	370,970
Indeck Niles Asset Management, LLC		93	—	—	(416)	373	10	—	60
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		6,496	—	(374)	(360)	358	(1)	—	6,119
Suwon New Power Co., Ltd.		1,022	—	—	—	(108)	—	—	914

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

2024
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Gwangbaek Solar Power Investment Co., Ltd.	￦	5,155	—	—	(523)	523	—	—	5,155
Go deok Clean Energy Co., Ltd.		4,723	—	—	—	578	—	—	5,301
SureDataLab Co., Ltd.		114	—	—	—	(66)	—	—	48
SEP Co., Ltd.		—	—	—	—	—	—	—	—
Hankook Electric Power Information Co., Ltd.		214	—	—	—	(2)	—	—	212
Tronix Co., Ltd.		220	—	—	—	(74)	—	—	146
O2&B Global Co., Ltd.		21	—	—	—	(21)	—	—	—
Muan Sunshine Solar Power Plant Co., Ltd.		2,822	—	—	(560)	510	—	—	2,772
Bigeum Resident Photovoltaic Power Co., Ltd.		—	9,525	—	—	(1,560)	(57)	—	7,908
Goesan Solar Park Co., Ltd.		2,877	—	—	—	256	—	—	3,133
Saemangeum Heemang Photovoltaic Co., Ltd.		14,420	—	—	—	1,717	—	—	16,137
Bitgoel Eco Energy Co., Ltd.		12,394	—	—	(1,905)	3,212	13	(13)	13,701
Jeju Gimnyeong Wind Power Co., Ltd.		246	—	—	—	4	—	—	250
Seoroseoro Sunny Power Plant Co., Ltd.		941	—	—	—	89	—	—	1,030
Muan Solar park Co., Ltd.		6,830	—	—	(1,400)	837	—	—	6,267
YuDang Solar Co., Ltd.		570	—	—	(60)	110	—	(3)	617
Anjwa Smart Farm & Solar City Co., Ltd.		7,665	—	—	—	633	—	—	8,298
KPE Green Energy Co., Ltd.		7,779	—	—	—	451	—	—	8,230
G.GURU Co., Ltd.		167	—	—	—	(133)	—	—	34
UD4M Co., Ltd.		150	—	—	—	(29)	—	—	121
Dongbu Highway Solar Co., Ltd.		380	—	—	—	132	—	—	512
Seobu Highway Solar Co., Ltd.		406	—	—	—	173	—	—	579
Korea Energy Data Co., Ltd.		36	—	—	—	(13)	—	—	23
Gangneung Sacheon Fuel Cell Co., Ltd.		7,870	—	—	—	1,436	—	—	9,306
KOSTURE Co., Ltd.		8	—	(7)	—	(1)	—	—	—
Taebaek Gadeoksan Wind Power Co., Ltd.		19,426	—	—	(1,767)	5,250	—	—	22,909
Chuncheon Green Energy Co., Ltd.		8,900	—	—	—	8,772	—	—	17,672
Yeomsubong Wind Power Co., Ltd.		871	—	—	—	(268)	—	—	603
Yeongyang Wind Power Corporation II		10,100	—	—	—	1,201	—	—	11,301
Haeparang Energy Co., Ltd.		2,104	—	—	—	(154)	—	—	1,950
Saemangeum Sebit Power Plant Co., Ltd.		37,191	—	—	—	(81)	—	—	37,110
Boulder Solar III, LLC		754	—	(754)	—	—	—	—	—
PlatformN. Co., Ltd.		—	—	—	—	—	—	—	—
PT. Cirebon Energi Prasarana		76,597	—	—	—	6,051	2,782	11,416	96,846
Green Radiation Co., Ltd.		26	—	—	—	(26)	—	—	—
Future Convergence Technology Laboratory. Co., Ltd.		36	—	—	—	(14)	—	—	22
Eco Motion Co., Ltd.		267	—	—	—	(38)	—	—	229
REC’s Innovation Co., Ltd.		120	—	—	—	59	—	(24)	155
ACE		2	—	—	—	3	—	—	5
Environment and Energy Co., Ltd.		9	—	—	—	(4)	(2)	—	3
Santiago Solar Power SpA		11,769	—	—	—	(4,877)	69	—	6,961
Yanggu Floating Photovoltaic Power Plant Inc.		760	—	—	—	86	—	—	846
Power Embedded		70	—	—	—	(2)	—	—	68
Changwon SG Energy Co., Ltd.		783	—	—	—	(101)	—	—	682
Donpyung Technology. Co., Ltd.		254	—	—	—	27	—	—	281
HORANG ENERGY Inc.		4,149	—	—	—	(341)	—	—	3,808
Hoenggye Renewable Energy Co., Ltd		2,375	—	—	—	—	—	—	2,375
Haman Green Energy Co., Ltd.		2,981	—	—	—	(145)	(26)	—	2,810
Songsan Green Energy Co., Ltd.		8,323	—	—	—	(415)	—	—	7,908
SkyPic Inc.		—	26	—	—	—	—	—	26
HyChangwon Fuel Cell. Co., Ltd.		—	9,396	—	—	(118)	—	—	9,278

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

2024
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Dreams Co.,Ltd.	￦	—	11	—	—	—	—	—	11
DEEPAI Co.,Ltd.		—	11	—	—	—	—	—	11
Amaala Sustainable Company for Energy LLC		—	18	—	—	—	—	—	18

	￦	6,176,889	18,987	(77,626)	(266,868)	502,636	341,774	8,962	6,704,754

<Joint ventures>
Shuweihat Asia Power Investment B.V.	￦	69,902	—	—	—	1,709	14,839	—	86,450
Shuweihat Asia Operation & Maintenance Company		1,818	—	—	(1,200)	1,262	258	—	2,138
Waterbury Lake Uranium L.P.		22,612	—	—	—	74	1,070	—	23,756
ASM-BG Investicii AD		14,739	—	—	—	1,413	784	—	16,936
RES Technology AD		14,383	—	—	—	(145)	831	—	15,069
KV Holdings, Inc.		5,186	—	—	(989)	720	574	1,430	6,921
KEPCO SPC Power Corporation		196,544	—	—	(28,591)	16,714	(25,528)	—	159,139
Gansu Datang Yumen Wind Power Co., Ltd.		6,315	—	—	—	812	792	—	7,919
Datang Chifeng Renewable Power Co., Ltd.		186,739	—	—	(10,624)	7,772	20,629	—	204,516
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		43,207	—	—	(591)	813	4,896	—	48,325
Rabigh Electricity Company		235,051	—	—	(7,270)	17,147	24,965	—	269,893
Rabigh Operation & Maintenance Company Limited		4,964	—	—	—	2,461	886	—	8,311
Jamaica Public Service Company Limited		349,866	—	—	(15,215)	28,849	49,463	(347)	412,616
KW Nuclear Components Co., Ltd.		18,680	—	—	(833)	911	—	—	18,758
Busan Shinho Solar Power Co., Ltd.		6,669	—	—	(667)	991	—	—	6,993
Global Trade Of Power System Co., Ltd.		615	—	—	—	81	—	—	696
Expressway Solar-light Power Generation Co., Ltd.		5,187	—	—	—	584	—	—	5,771
Amman Asia Electric Power Company		223,424	—	—	(8,171)	20,485	33,126	—	268,864
KAPES, Inc.		—	—	—	(1,095)	1,095	—	—	—
Honam Wind Power Co., Ltd.		4,743	—	—	(435)	525	—	—	4,833
Korea Power Engineering Service Co., Ltd.		5,708	—	—	—	419	—	(73)	6,054
Chun-cheon Energy Co., Ltd.		35,083	—	—	—	1,516	—	—	36,599
Yeonggwangbaeksu Wind Power Co., Ltd.		3,443	—	—	—	286	—	—	3,729
Nghi Son 2 Power LLC		417,989	—	—	—	45,889	99,201	—	563,079
Kelar S.A.		131,529	—	—	—	4,739	(2,498)	18,597	152,367
PT. Tanjung Power Indonesia		90,151	—	—	(8,349)	6,138	14,122	(1,482)	100,580
Incheon New Power Co., Ltd.		298	—	—	—	4	—	—	302
Seokmun Energy Co., Ltd.		16,591	—	—	—	(1,135)	—	—	15,456
Daehan Wind Power PSC		16,426	—	—	—	1,779	3,122	—	21,327
Barakah One Company		—	—	—	—	—	—	—	—
Nawah Energy Company		330	—	—	—	14	48	—	392
MOMENTUM		209	—	—	(225)	196	15	—	195
Daegu Green Power Co., Ltd.		26,430	—	—	—	4,103	—	(20)	30,513
Yeonggwang Wind Power Co., Ltd.		23,380	—	—	—	2,766	—	—	26,146
Chester Solar IV SpA		484	1,076	—	—	(216)	108	—	1,452
Chester Solar V SpA		191	108	—	—	(66)	29	—	262
Diego de Almagro Solar SpA		954	810	—	—	(160)	96	—	1,700
South Jamaica Power Company Limited		43,109	—	—	(2,895)	2,704	5,842	—	48,760
Daesan Green Energy Co., Ltd.		22,191	—	—	—	3,144	—	(4)	25,331
RE Holiday Holdings LLC		84,092	—	—	—	(3,139)	8,827	—	89,780
RE Pioneer Holdings LLC		54,081	—	—	—	(2,910)	4,451	—	55,622
RE Barren Ridge 1 Holdings LLC		58,154	—	—	(1,966)	(1,546)	5,164	—	59,806
RE Astoria 2 LandCo LLC		6,937	—	—	(404)	594	992	—	8,119
RE Barren Ridge LandCo LLC		2,441	—	—	(170)	237	349	—	2,857
Laurel SpA		613	934	—	—	(228)	113	—	1,432

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

2024
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Joint ventures>
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd	￦	3,719	—	—	—	9	435	(3,014)	1,149
Cheong-Song Noraesan Wind Power Co., Ltd.		3,756	—	—	—	560	—	1	4,317
Chester Solar I SpA		1,238	134	—	—	184	93	—	1,649
Solar Philippines Calatagan Corporation		58,130	—	—	(6,107)	6,523	5,149	—	63,695
Saemangeum Solar Power Co., Ltd.		23,419	—	—	—	(142)	—	—	23,277
Chungsongmeon BongSan wind power Co., Ltd.		2,665	—	—	—	(75)	—	—	2,590
Jaeun Resident Wind Power Plant Co., Ltd.		2,214	—	—	—	(169)	—	—	2,045
DE Energia SpA		9,703	—	—	—	—	1,359	—	11,062
Dangjin Eco Power Co., Ltd.		26,753	—	—	—	253	(139)	—	26,867
Haemodum Solar Co., Ltd.		3,122	—	—	—	108	—	—	3,230
Yangyang Wind Power Co., Ltd.		10,435	—	—	—	1,209	—	(4)	11,640
HORUS SOLAR, S.A. DE C.V.		11,181	—	—	—	(9,636)	(57)	—	1,488
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		10,935	—	—	—	(6,540)	57	—	4,452
SUNMEX RENOVABLES, S.A. DE C.V.		3,541	—	—	—	(1,724)	(130)	—	1,687
Stavro Holding II A.B.		18,263	—	—	—	(2,326)	(676)	1,198	16,459
Solaseado Solar Power Co., Ltd.		17,953	—	—	—	4,840	—	—	22,793
Yeongam Solar Power Co., Ltd.		9,637	—	—	—	2,191	—	—	11,828
Samsu Wind Power Co., Ltd.		3,022	—	—	(301)	130	—	—	2,851
Pulau Indah Power Plant Sdn. Bhd.		25,603	14,713	—	—	(816)	11,221	—	50,721
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		21,897	959	—	—	(6,896)	—	(527)	15,433
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		15,487	—	(68)	(87)	164	—	—	15,496
PT Barito Wahana Tenaga		156,994	—	—	—	24,435	26,136	—	207,565
Cheongna Energy Co., Ltd.		25,549	—	—	—	20,609	—	—	46,158
Naepo Green Energy Co., Ltd.		5,285	—	—	—	32,284	—	10,462	48,031
Boim Combined Heat and Power Generation Co., Ltd.		—	—	—	—	—	—	—	—
OneEnergy Asia Limited		289,966	62,880	—	—	47,346	65,157	—	465,349
KAS INVESTMENT I LLC		15,784	—	—	—	(12,916)	3,210	—	6,078
KAS INVESTMENT II LLC		15,709	—	—	—	(12,867)	3,198	—	6,040
Energyco Co., Ltd.		2,140	—	—	—	182	—	—	2,322
CAES, LLC		20,380	—	—	(663)	340	(1,687)	2,289	20,659
Hapcheon Floating Photovoltaic Power Plant Inc.		10,348	—	—	(661)	1,647	—	—	11,334
Busan Industrial Solar Power Co., Ltd.		1,058	—	—	—	102	—	—	1,160
Bitsolar Energy Co., Ltd.		352	—	—	—	—	—	(352)	—
Pulau Indah O&M Sdn. Bhd.		—	—	—	—	—	—	—	—
Guadalupe Solar SpA		1,200	—	—	—	(431)	12	—	781
Omisan Wind Power Co., Ltd.		10,229	—	—	—	630	—	—	10,859
Foresight Iberian Solar Group Holding, S.L.		8,119	—	—	—	(5,852)	(2,626)	359	—
Yeongwol Eco Wind Co., Ltd.		4,024	—	—	—	(3,134)	—	—	890
Gurae Resident Power Co., Ltd.		569	—	—	—	(236)	—	—	333
Cheongju Eco Park Co., Ltd.		9,072	—	—	—	1,564	—	—	10,636
Enel X Midland Photovoltaic, LLC		2,542	—	—	—	173	—	—	2,715
Geumsungsan Wind Power Co., Ltd.		5,515	—	—	—	2,325	—	—	7,840
KEPCO KPS CARABAO Corp.		—	—	—	—	—	—	—	—
Prime Swedish Holding AB		38,789	—	—	—	(3,782)	—	2,552	37,559
Goheung New Energy Co., Ltd.		15,736	—	—	—	32	—	—	15,768
Gunsan Land Solar Co., Ltd.		22,429	—	—	—	734	—	—	23,163
CapMan Lynx SCA, SICAR		—	—	—	—	—	—	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

2024
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Joint ventures>
International Offshore Power Transmission Holding Company Limited	￦	1,423	—	—	—	(65)	9,680	—	11,038
Pyeongchang Wind Power Co., Ltd.		12,228	—	—	—	(81)	—	—	12,147
Eumseong Eco Park Co., Ltd.		8,386	—	—	—	3,227	—	—	11,613
Changwon Nu-ri Energy Co., Ltd.		8,027	—	—	—	(369)	—	—	7,658
PungBack Wind Farm Corporation		7,940	—	—	—	(180)	—	—	7,760
Trumbull Asset Management, LLC		936	—	—	—	212	149	—	1,297
S-Power Chile SpA		64	—	—	—	74	21	—	159
Seungmun Green Energy		9,757	—	—	—	2,988	—	—	12,745
Seobusambo highway photovoltaics Co., Ltd.		3,580	—	—	—	(271)	—	—	3,309
Yangyang Suri Wind Power Co., Ltd.		9,608	—	—	—	(912)	(53)	—	8,643
Kepco for Power Company		435	—	—	—	(570)	18,041	—	17,906
Taebaek Wind Power Co., Ltd.		13,932	—	—	—	827	—	—	14,759
Jeonju Bio Green Energy Co., Ltd.		3,195	—	—	—	(629)	—	—	2,566
Kumyang Eco Park Co., Ltd.		3,663	—	—	—	178	—	—	3,841
Jeongeup Green Power Co., Ltd.		1,560	8,040	—	—	(1,473)	—	719	8,846
Hadong E-factory Co., Ltd.		349	—	—	—	(5)	—	—	344
Namyangju Combined Heat and Power Co., Ltd.		3,850	50,127	—	—	(1,519)	(690)	—	51,768
Wadi Noor Solar Power Company SAOC		846	—	—	—	(5,170)	5,716	—	1,392
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Fairhaven Energy Storage LLC		—	1,505	—	—	(854)	29	(680)	—
Rutile BESS Holdings, LLC		—	106	—	—	(106)	1	—	1
Trumbull Development Partners, LLC		—	304,836	—	—	7,976	42,567	—	355,379
Imha Floating Photovoltaic Power Plant Inc.		—	7,174	—	—	(823)	—	—	6,351
EDFR KOWEPO AJBAN PV HOLDING LIMITED		—	1	—	—	(72)	156	—	85
Roof One Energy Co., Ltd.		—	2,000	—	—	—	—	—	2,000

		3,485,699	455,403	(68)	(97,509)	252,816	453,895	31,104	4,581,340

	￦	9,662,588	474,390	(77,694)	(364,377)	755,452	795,669	40,066	11,286,094

2025
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
Korea Gas Corporation	￦	2,289,304	—	—	(27,500)	28,811	(5,964)	(1,116)	2,283,535
Korea Electric Power Industrial Development Co., Ltd.		30,177	—	—	(3,470)	4,779	—	156	31,642
Gangwon Wind Power Co., Ltd.		11,693	—	—	(1,420)	2,100	—	—	12,373
Hyundai Green Power Co., Ltd.		87,393	—	—	(3,555)	2,678	—	33	86,549
Korea Power Exchange		273,962	—	—	—	(5,173)	—	(6,720)	262,069
Taebaek Guinemi Wind Power Co., Ltd.		13,559	—	—	—	1,318	—	—	14,877
Daeryun Power Co., Ltd.		31,093	—	—	—	3,381	—	1	34,475
KNH Solar Co., Ltd.		2,165	—	—	(108)	(370)	—	—	1,687
SPC Power Corporation		107,574	—	—	(16,876)	20,767	(4,398)	—	107,067
Gemeng International Energy Co., Ltd.		728,338	—	—	(19,510)	87,732	15,732	—	812,292
PT. Cirebon Electric Power		157,530	—	—	—	8,270	(3,688)	—	162,112
KNOC Nigerian East Oil Co., Ltd.		—	—	—	—	—	—	—	—
KNOC Nigerian West Oil Co., Ltd.		—	—	—	—	—	—	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

2025
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
PT Wampu Electric Power	￦	39,268	—	—	(3,928)	1,699	(523)	—	36,516
PT. Bayan Resources TBK		717,376	—	—	(109,528)	142,742	(18,784)	(92)	731,714
S-Power Co., Ltd.		180,372	—	—	—	19,962	1	—	200,335
Xe-Pian Xe-Namnoy Power Co., Ltd.		73,065	—	—	—	(4,845)	(2,608)	—	65,612
PT. Mutiara Jawa		5,735	—	—	(850)	(188)	(298)	—	4,399
Noeul Green Energy Co., Ltd.		—	—	—	—	—	—	—	—
Goseong Green Power Co., Ltd.		284,542	—	—	—	(8,457)	—	—	276,085
Gangneung Eco Power Co., Ltd.		241,814	—	—	—	(14,131)	—	—	227,683
Shin Pyeongtaek Power Co., Ltd.		139,059	—	—	—	9,523	—	4	148,586
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		360	—	—	(104)	18	—	—	274
Dongducheon Dream Power Co., Ltd.		91,351	—	—	—	10,975	—	(5)	102,321
Jinbhuvish Power Generation Pvt. Ltd.		—	—	—	—	—	—	—	—
Daejung Offshore Wind Power Co., Ltd.		1,490	—	—	—	(135)	—	—	1,355
GS Donghae Electric Power Co., Ltd.		279,432	—	—	(12,029)	19,675	—	(282)	286,796
Daegu Photovoltaic Co., Ltd.		2,535	—	—	(443)	325	—	—	2,417
Busan Green Energy Co., Ltd.		2,334	—	—	—	(636)	—	13	1,711
Hansuwon KNP Co., Ltd.		674	—	—	(13)	304	—	—	965
Korea Electric Power Corporation Fund		13,353	—	(1,730)	—	3,459	(190)	—	14,892
Energy Infra Asset Management Co., Ltd.		1,268	—	—	—	131	—	—	1,399
YaksuESS Co., Ltd.		162	—	—	—	(131)	—	—	31
Nepal Water & Energy Development Company Private Limited		170,955	—	—	—	25,028	(3,278)	—	192,705
Gwangyang Green Energy Co., Ltd.		24,217	—	—	—	(436)	—	—	23,781
PND solar Co., Ltd.		1,735	—	—	—	203	—	—	1,938
Hyundai Eco Energy Co., Ltd.		8,493	—	—	(578)	1,244	—	—	9,159
YeongGwang Yaksu Wind Electric Co., Ltd.		41	—	—	—	20	—	—	61
Green Energy Electricity Generation Co., Ltd.		—	—	—	—	230	—	—	230
Korea Energy Solutions Co., Ltd.		197	—	—	—	(58)	—	—	139
ITR Co., Ltd.		—	—	—	—	(41)	—	41	—
STN Co., Ltd.		407	—	—	—	(53)	—	—	354
Indeck Niles Development, LLC		370,970	—	—	(37,126)	60,484	(30,653)	—	363,675
Indeck Niles Asset Management, LLC		60	—	—	(410)	406	(1)	—	55
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		6,119	—	(61)	(553)	554	—	—	6,059
Suwon New Power Co., Ltd.		914	—	—	—	(113)	—	—	801
Gwangbaek Solar Power Investment Co., Ltd.		5,155	—	—	(307)	388	—	—	5,236
Go deok Clean Energy Co., Ltd.		5,301	—	—	—	178	—	—	5,479
SureDataLab Co., Ltd.		48	—	—	—	(49)	—	4	3
SEP Co., Ltd.		—	—	—	—	—	—	—	—
Hankook Electric Power Information Co., Ltd.		212	—	—	—	79	—	—	291
Tronix Co., Ltd.		146	—	—	—	(81)	—	—	65
O2&B Global Co., Ltd.		—	—	—	—	—	—	—	—
Muan Sunshine Solar Power Plant Co., Ltd.		2,772	—	—	(520)	526	—	—	2,778
Bigeum Resident Photovoltaic Power Co., Ltd.		7,908	—	—	—	(339)	—	—	7,569
Goesan Solar Park Co., Ltd.		3,133	—	—	(400)	193	—	—	2,926
Saemangeum Heemang Photovoltaic Co., Ltd.		16,137	—	—	(1,102)	1,878	—	—	16,913
Bitgoel Eco Energy Co., Ltd.		13,701	—	—	(835)	111	—	—	12,977
Jeju Gimnyeong Wind Power Co., Ltd.		250	—	—	—	(250)	—	—	—
Seoroseoro Sunny Power Plant Co., Ltd.		1,030	—	—	—	105	—	—	1,135
Muan Solar park Co., Ltd.		6,267	—	—	(1,380)	2,049	—	1,157	8,093
YuDang Solar Co., Ltd.		617	—	—	—	79	—	—	696
Anjwa Smart Farm & Solar City Co., Ltd.		8,298	—	—	—	1,179	—	—	9,477

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

2025
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Associates>
KPE Green Energy Co., Ltd.	￦	8,230	—	—	—	866	—	—	9,096
G.GURU Co., Ltd.		34	—	—	—	(48)	—	14	—
UD4M Co., Ltd.		121	—	—	—	(1)	—	—	120
Dongbu Highway Solar Co., Ltd.		512	—	—	—	11	—	—	523
Seobu Highway Solar Co., Ltd.		579	—	—	—	104	—	—	683
Korea Energy Data Co., Ltd.		23	—	—	—	(23)	—	—	—
Gangneung Sacheon Fuel Cell Co., Ltd.		9,306	—	—	—	(101)	—	—	9,205
Taebaek Gadeoksan Wind Power Co., Ltd.		22,909	—	—	(2,891)	6,438	—	—	26,456
Chuncheon Green Energy Co., Ltd.		17,672	—	—	—	(1,843)	—	—	15,829
Yeomsubong Wind Power Co., Ltd.		603	—	—	—	(278)	—	—	325
Yeongyang Wind Power Corporation II		11,301	—	—	—	2,105	—	—	13,406
Haeparang Energy Co., Ltd.		1,950	—	—	—	765	(1)	—	2,714
Saemangeum Sebit Power Plant Co., Ltd.		37,110	—	—	—	552	—	—	37,662
PlatformN. Co., Ltd.		—	—	—	—	—	—	—	—
PT. Cirebon Energi Prasarana		96,846	—	—	—	3,341	(6,182)	—	94,005
Green Radiation Co., Ltd.		—	—	—	—	20	—	—	20
Future Convergence Technology Laboratory. Co., Ltd.		22	—	—	—	(2)	—	—	20
Eco Motion Co., Ltd.		229	—	—	—	105	—	—	334
REC’s Innovation Co., Ltd.		155	—	—	—	42	—	—	197
ACE		5	—	—	—	(1)	—	—	4
Environment and Energy Co., Ltd.		3	—	—	—	(5)	3	—	1
Santiago Solar Power SpA		6,961	—	—	—	496	551	—	8,008
Yanggu Floating Photovoltaic Power Plant Inc.		846	—	—	—	5	—	—	851
Power Embedded		68	—	—	—	(11)	—	—	57
Changwon SG Energy Co., Ltd.		682	—	—	—	(9)	—	—	673
Donpyung Technology. Co., Ltd.		281	—	—	—	14	—	—	295
HORANG ENERGY Inc.		3,808	—	—	—	401	—	—	4,209
Hoenggye Renewable Energy Co., Ltd		2,375	—	—	—	—	—	—	2,375
Haman Green Energy Co., Ltd.		2,810	—	—	—	2,966	—	—	5,776
Songsan Green Energy Co., Ltd.		7,908	—	—	—	3,542	—	—	11,450
SkyPic Inc.		26	—	—	—	4	—	—	30
HyChangwon Fuel Cell. Co., Ltd.		9,278	—	—	—	(635)	—	—	8,643
Dreams Co., Ltd.		11	—	—	—	(8)	—	—	3
DEEPAI Co., Ltd.		11	—	—	—	(3)	—	—	8
Amaala Sustainable Company for Energy LLC		18	—	—	—	—	—	—	18
Remal First Holding Company		—	1	—	—	(1)	—	—	—
Naseem First Holding Company		—	1	—	—	(1)	—	—	—
Cheonwang Green Energy Co., Ltd.		—	652	—	—	(158)	—	—	494
Namjeju Bitdream Energy Co., Ltd.		—	5,325	—	—	(65)	—	—	5,260
Jeju Bukchon BESS Power Plant Co., Ltd.		—	3,690	—	—	(1,157)	(53)	—	2,480
Commerce and Industry Energy Co., Ltd.		—	—	—	—	—	—	498	498
KI Tech Co., Ltd.		—	247	—	—	(76)	—	—	171
Enlight Energy Advanced Industry Venture Fund		—	3,150	—	—	—	—	—	3,150
Gunsan Green Energy Co., Ltd.		—	2,043	—	—	—	—	—	2,043

	￦	6,704,754	15,109	(1,791)	(245,436)	445,448	(60,334)	(6,294)	6,851,456

<Joint ventures>
Shuweihat Asia Power Investment B.V.	￦	86,450	—	—	(1,087)	1,699	(4,832)	—	82,230
Shuweihat Asia Operation & Maintenance Company		2,138	—	—	(622)	1,368	(47)	—	2,837
Waterbury Lake Uranium L.P.		23,756	4,232	—	—	17	571	—	28,576
ASM-BG Investicii AD		16,936	—	—	—	1,954	1,720	(119)	20,491

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

2025
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Joint ventures>
RES Technology AD	￦	15,069	—	—	—	118	1,489	(4)	16,672
KV Holdings, Inc.		6,921	—	—	—	891	(1,438)	—	6,374
KEPCO SPC Power Corporation		159,139	—	—	(39,832)	6,106	(5,970)	—	119,443
Gansu Datang Yumen Wind Power Co., Ltd.		7,919	—	—	—	(31)	141	—	8,029
Datang Chifeng Renewable Power Co., Ltd.		204,516	—	—	—	3,974	3,640	—	212,130
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		48,325	—	—	—	330	846	—	49,501
Rabigh Electricity Company		269,893	—	—	(1,696)	28,441	(10,833)	—	285,805
Rabigh Operation & Maintenance Company Limited		8,311	—	—	(1,835)	3,080	535	—	10,091
Jamaica Public Service Company Limited		412,616	—	—	(9,700)	14,193	(5,435)	603	412,277
KW Nuclear Components Co., Ltd.		18,758	—	—	(833)	4,440	—	—	22,365
Busan Shinho Solar Power Co., Ltd.		6,993	—	—	(1,250)	517	—	—	6,260
Global Trade Of Power System Co., Ltd.		696	—	—	—	12	—	—	708
Expressway Solar-light Power Generation Co., Ltd.		5,771	—	—	(650)	(463)	—	—	4,658
Amman Asia Electric Power Company		268,864	—	—	—	17,500	(11,613)	—	274,751
KAPES, Inc.		—	—	—	(1,904)	1,904	—	—	—
Honam Wind Power Co., Ltd.		4,833	—	—	(435)	500	—	—	4,898
Korea Power Engineering Service Co., Ltd.		6,054	—	—	(203)	541	—	12	6,404
Chun-cheon Energy Co., Ltd.		36,599	—	—	—	104	—	—	36,703
Yeonggwangbaeksu Wind Power Co., Ltd.		3,729	—	—	—	106	—	—	3,835
Nghi Son 2 Power LLC		563,079	—	—	—	44,061	(40,440)	—	566,700
Kelar S.A.		152,367	—	—	—	7,027	(6,100)	—	153,294
PT. Tanjung Power Indonesia		100,580	—	—	(4,785)	7,202	(4,229)	(547)	98,221
Incheon New Power Co., Ltd.		302	—	—	—	153	—	—	455
Seokmun Energy Co., Ltd.		15,456	—	—	—	(891)	—	—	14,565
Daehan Wind Power PSC		21,327	—	—	—	3,521	247	—	25,095
Barakah One Company		—	1,794,047	—	—	(92,162)	(29,378)	—	1,672,507
Nawah Energy Company		392	—	—	—	8	(8)	—	392
MOMENTUM		195	—	—	(203)	98	16	—	106
Daegu Green Power Co., Ltd.		30,513	—	—	—	583	—	23	31,119
Yeonggwang Wind Power Co., Ltd.		26,146	—	—	—	3,112	—	—	29,258
Chester Solar IV SpA		1,452	—	—	—	3,681	216	—	5,349
Chester Solar V SpA		262	—	—	—	477	17	—	756
Diego de Almagro Solar SpA		1,700	—	—	—	2,980	240	—	4,920
South Jamaica Power Company Limited		48,760	—	—	(3,618)	4,568	(1,035)	—	48,675
Daesan Green Energy Co., Ltd.		25,331	—	—	—	(3,575)	—	(1)	21,755
RE Holiday Holdings LLC		89,780	—	—	—	(6,460)	(2,689)	—	80,631
RE Pioneer Holdings LLC		55,622	—	—	—	(5,430)	(1,361)	—	48,831
RE Barren Ridge 1 Holdings LLC		59,806	—	—	(1,663)	(1,781)	(1,537)	—	54,825
RE Astoria 2 LandCo LLC		8,119	—	—	(414)	626	(194)	—	8,137
RE Barren Ridge LandCo LLC		2,857	—	—	(164)	245	(68)	—	2,870
Laurel SpA		1,432	—	—	—	1,562	98	—	3,092
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		1,149	—	—	—	1	(244)	—	906
Cheong-Song Noraesan Wind Power Co., Ltd.		4,317	—	—	(692)	495	—	—	4,120
Chester Solar I SpA		1,649	—	—	—	1,581	187	—	3,417
Solar Philippines Calatagan Corporation		63,695	—	—	(6,480)	6,258	(2,360)	—	61,113
Saemangeum Solar Power Co., Ltd.		23,277	—	—	—	(154)	—	—	23,123
Chungsongmeon BongSan wind power Co., Ltd.		2,590	—	—	—	(286)	—	—	2,304
Jaeun Resident Wind Power Plant Co., Ltd.		2,045	—	—	—	(2,045)	—	—	—
DE Energia SpA		11,062	—	(9,409)	(1,653)	—	—	—	—
Dangjin Eco Power Co., Ltd.		26,867	—	—	—	263	18	2	27,150
Haemodum Solar Co., Ltd.		3,230	—	—	(235)	156	—	—	3,151

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

2025
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Joint ventures>
Yangyang Wind Power Co., Ltd.	￦	11,640	—	—	—	3,491	—	—	15,131
HORUS SOLAR, S.A. DE C.V.		1,488	—	—	—	1,313	(156)	—	2,645
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		4,452	—	—	—	461	(311)	—	4,602
SUNMEX RENOVABLES, S.A. DE C.V.		1,687	—	—	—	1,409	309	—	3,405
Stavro Holding II A.B.		16,459	—	—	—	(1,227)	1,144	1,686	18,062
Solaseado Solar Power Co., Ltd.		22,793	—	—	—	3,760	—	—	26,553
Yeongam Solar Power Co., Ltd.		11,828	—	—	—	387	—	—	12,215
Samsu Wind Power Co., Ltd.		2,851	—	—	(121)	580	—	—	3,310
Pulau Indah Power Plant Sdn. Bhd.		50,721	5,493	—	—	2,464	(1,681)	—	56,997
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		15,433	1,779	—	—	(6,211)	—	—	11,001
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		15,496	—	(523)	(905)	955	—	—	15,023
PT Barito Wahana Tenaga		207,565	—	—	—	37,915	(19,652)	—	225,828
Cheongna Energy Co., Ltd.		46,158	—	—	—	21,688	—	—	67,846
Naepo Green Energy Co., Ltd.		48,031	—	—	(13,432)	24,643	—	—	59,242
Boim Combined Heat and Power Generation Co., Ltd.		—	—	—	—	—	—	—	—
OneEnergy Asia Limited		465,349	38,861	—	—	26,030	(35,837)	—	494,403
KAS INVESTMENT I LLC		6,078	—	—	—	(6,522)	457	—	13
KAS INVESTMENT II LLC		6,040	—	—	—	(6,481)	454	—	13
Energyco Co., Ltd.		2,322	—	—	—	307	—	—	2,629
CAES, LLC		20,659	—	—	(742)	(1,235)	(141)	(443)	18,098
Hapcheon Floating Photovoltaic Power Plant Inc.		11,334	—	—	—	1,457	—	1	12,792
Busan Industrial Solar Power Co., Ltd.		1,160	—	—	—	191	—	—	1,351
Bitsolar Energy Co., Ltd.		—	—	—	—	—	—	—	—
Pulau Indah O&M Sdn. Bhd.		—	—	—	—	59	3	—	62
Guadalupe Solar SpA		781	—	—	—	1,355	141	—	2,277
Omisan Wind Power Co., Ltd.		10,859	—	—	—	1,345	—	—	12,204
Foresight Iberian Solar Group Holding, S.L.		—	—	—	—	(8,169)	(833)	9,002	—
Yeongwol Eco Wind Co., Ltd.		890	—	—	—	(259)	—	—	631
Gurae Resident Power Co., Ltd.		333	—	—	—	75	—	—	408
Cheongju Eco Park Co., Ltd.		10,636	—	—	—	381	—	—	11,017
Enel X Midland Photovoltaic, LLC		2,715	—	—	—	107	—	—	2,822
Geumsungsan Wind Power Co., Ltd.		7,840	—	—	—	(302)	—	—	7,538
KEPCO KPS CARABAO Corp.		—	—	—	—	—	—	—	—
Prime Swedish Holding AB		37,559	—	—	(203)	(2,301)	3,609	—	38,664
Goheung New Energy Co., Ltd.		15,768	—	—	—	2,470	—	—	18,238
Gunsan Land Solar Co., Ltd.		23,163	—	—	(3,011)	3,670	—	—	23,822
CapMan Lynx SCA, SICAR		—	—	—	—	—	—	—	—
International Offshore Power Transmission Holding Company Limited		11,038	—	—	—	(133)	(10,905)	—	—
Pyeongchang Wind Power Co., Ltd.		12,147	—	—	—	700	—	4	12,851
Eumseong Eco Park Co., Ltd.		11,613	—	—	—	12	—	—	11,625
Changwon Nu-ri Energy Co., Ltd.		7,658	—	—	—	1,825	—	3	9,486
PungBack Wind Farm Corporation		7,760	—	—	—	(1,393)	—	—	6,367
Trumbull Asset Management, LLC		1,297	—	—	—	(37)	(32)	—	1,228
S-Power Chile SpA		159	—	—	—	361	18	—	538
Seungmun Green Energy		12,745	—	—	—	(288)	—	—	12,457
Seobusambo highway photovoltaics Co., Ltd.		3,309	—	—	—	215	—	—	3,524
Yangyang Suri Wind Power Co., Ltd.		8,643	—	—	—	925	—	—	9,568

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

2025
Investees		Beginning balance	Acquisitions	Disposals	Dividends received	Share of profit (loss)	Other comprehensive income (loss)	Others	Ending balance
		In millions of won
<Joint ventures>
Kepco for Power Company	￦	17,906	—	—	—	292	(5,215)	—	12,983
Taebaek Wind Power Co., Ltd.		14,759	—	—	(2,399)	277	—	—	12,637
Jeonju Bio Green Energy Co., Ltd.		2,566	—	(1,776)	—	(790)	—	—	—
Kumyang Eco Park Co., Ltd.		3,841	—	—	—	3,033	—	—	6,874
Jeongeup Green Power Co., Ltd.		8,846	—	—	—	(2,122)	—	—	6,724
Hadong E-factory Co., Ltd.		344	—	—	—	(4)	—	—	340
Namyangju Combined Heat and Power Co., Ltd.		51,768	95,336	—	—	36	6	—	147,146
Wadi Noor Solar Power Company SAOC		1,392	—	—	—	726	(2,118)	—	—
Samcheok Eco Materials Co., Ltd.		—	—	—	—	—	—	—	—
Fairhaven Energy Storage LLC		—	—	—	—	—	—	—	—
Rutile BESS Holdings, LLC		1	21,466	—	—	(2,274)	(94)	—	19,099
Trumbull Development Partners, LLC		355,379	110,631	—	—	(11,696)	(15,046)	—	439,268
Imha Floating Photovoltaic Power Plant Inc.		6,351	—	—	—	(724)	—	—	5,627
EDFR KOWEPO AJBAN PV HOLDING LIMITED		85	—	—	—	(49)	818	—	854
Roof One Energy Co., Ltd.		2,000	—	—	—	(67)	—	—	1,933
Taean Haetdeulwon Solar Power Co., Ltd.		—	7,992	—	—	663	(18)	—	8,637
Haetbyeotgil Solar Power Co., Ltd.		—	704	—	—	28	—	—	732
Seongseo Neulpureun Energy Co., Ltd.		—	797	—	—	(116)	—	—	681
Luluah SKY Energy Holding Ltd.		—	103	—	—	(44)	4	—	63
KES Yona Holdings LLC		—	—	—	—	—	—	—	—
Siraj AlTaqa AlNazifa		—	—	—	—	—	—	—	—
Nour Ibri Solar Power Company		—	364	—	—	—	9	—	373
Lucy Equity Holdings, LLC		—	9,612	—	—	(1,110)	(8,532)	30	—

		4,581,340	2,091,417	(11,708)	(100,767)	15,5227	(213,429)	10,252	6,512,332

	￦	11,286,094	2,106,526	(13,499)	(346,203)	600,675	(273,763)	3,958	13,363,788

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2024 and 2025 are as follows:

2024
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
Korea Gas Corporation	￦	57,669,638	46,843,282	38,388,740	1,148,985
Korea Electric Power Industrial Development Co., Ltd.		213,423	109,367	361,690	14,587
Gangwon Wind Power Co., Ltd.		123,787	46,156	23,400	7,415
Hyundai Green Power Co., Ltd.		698,653	295,095	109,081	9,354
Korea Power Exchange		365,652	91,690	120,586	1,795
Taebaek Guinemi Wind Power Co., Ltd.		35,917	19,831	5,155	213
Daeryun Power Co., Ltd.		1,117,771	651,892	397,332	61,893
KNH Solar Co., Ltd.		8,110	93	2,671	2,359
SPC Power Corporation		301,805	18,716	72,191	35,657
Gemeng International Energy Co., Ltd.		8,301,632	5,803,020	2,907,291	(66,765)
PT. Cirebon Electric Power		742,634	169,796	281,041	15,070
KNOC Nigerian East Oil Co., Ltd.		30,834	127,760	—	(31)
KNOC Nigerian West Oil Co., Ltd.		33,230	122,351	—	(31)
PT Wampu Electric Power		209,724	124,358	19,146	7,598

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

2024
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
PT. Bayan Resources TBK	￦	5,338,900	2,100,603	4,700,051	1,285,816
S-Power Co., Ltd.		739,732	369,429	734,607	35,889
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,414,921	979,112	182,433	(81,032)
PT. Mutiara Jawa		28,266	8,489	13,455	4,094
Noeul Green Energy Co., Ltd.		95,570	108,793	47,999	4,787
Goseong Green Power Co., Ltd.		5,129,641	4,125,053	1,310,775	2,823
Gangneung Eco Power Co., Ltd.		5,359,845	4,667,564	635,026	(10,547)
Shin Pyeongtaek Power Co., Ltd.		1,052,048	678,140	841,818	58,855
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,666	385	476	135
Dongducheon Dream Power Co., Ltd.		1,350,004	1,044,020	1,360,809	10,453
Jinbhuvish Power Generation Pvt. Ltd.		67,903	14,023	—	—
Daejung Offshore Wind Power Co., Ltd.		5,419	2,220	—	53
GS Donghae Electric Power Co., Ltd.		1,910,960	1,089,101	535,012	59,776
Daegu Photovoltaic Co., Ltd.		11,767	3,025	3,805	908
Busan Green Energy Co., Ltd.		142,943	134,894	66,924	(3,140)
Hansuwon KNP Co., Ltd.		4,324	1,444	7,949	716
Korea Electric Power Corporation Fund		13,676	67	1,880	488
Energy Infra Asset Management Co., Ltd.		14,037	1,229	5,003	1,450
YaksuESS Co., Ltd.		5,295	4,738	749	(423)
Nepal Water & Energy Development Company Private Limited		666,316	419,386	123,848	10,732
Gwangyang Green Energy Co., Ltd.		547,208	426,210	—	(2,105)
PND solar Co., Ltd.		32,025	26,570	5,331	737
Hyundai Eco Energy Co., Ltd.		157,873	114,299	25,081	5,963
YeongGwang Yaksu Wind Electric Co., Ltd.		36,659	37,065	5,194	(953)
Green Energy Electricity Generation Co., Ltd.		81,798	85,848	1,942	(1,392)
Korea Energy Solutions Co., Ltd.		1,303	318	1,209	146
ITR Co., Ltd.		720	898	130	(510)
STN Co., Ltd.		1,870	99	666	108
Indeck Niles Development, LLC		1,234,170	704,296	284,855	32,491
Indeck Niles Asset Management, LLC		211	32	1,157	1,120
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		12,665	178	722	689
Suwon New Power Co., Ltd.		15,427	13,338	5,072	(229)
Gwangbaek Solar Power Investment Co., Ltd.		260,641	249,642	9,658	1,188
Go deok Clean Energy Co., Ltd.		130,520	117,267	49,187	1,465
SureDataLab Co., Ltd.		660	461	675	(291)
SEP Co., Ltd.		45	118	—	(1)
Hankook Electric Power Information Co., Ltd.		2,381	991	2,135	58
Tronix Co., Ltd.		4,824	3,659	2,578	42
O2&B Global Co., Ltd.		453	485	149	(104)
Muan Sunshine Solar Power Plant Co., Ltd.		128,131	116,742	16,246	2,552
Bigeum Resident Photovoltaic Power Co., Ltd.		441,227	412,276	10,812	(6,845)
Goesan Solar Park Co., Ltd.		48,924	38,119	6,143	884
Saemangeum Heemang Photovoltaic Co., Ltd.		149,528	105,535	22,600	4,049
Bitgoel Eco Energy Co., Ltd.		79,709	51,776	28,110	6,064
Jeju Gimnyeong Wind Power Co., Ltd.		53,335	52,503	10,889	13
Seoroseoro Sunny Power Plant Co., Ltd.		6,680	4,309	1,035	208
Muan Solar park Co., Ltd.		188,303	158,595	27,641	5,152
YuDang Solar Co., Ltd.		18,321	15,238	3,506	589
Anjwa Smart Farm & Solar City Co., Ltd.		237,359	199,954	36,948	3,530
KPE Green Energy Co., Ltd.		135,307	103,023	41,289	2,131
G.GURU Co., Ltd.		273	133	103	(535)
UD4M Co., Ltd.		1,076	227	1,142	(170)
Dongbu Highway Solar Co., Ltd.		16,139	13,833	2,665	656

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

2024
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
Seobu Highway Solar Co., Ltd.	￦	16,323	13,428	2,737	863
Korea Energy Data Co., Ltd.		212	134	167	(104)
Gangneung Sacheon Fuel Cell Co., Ltd.		148,460	125,975	45,534	5,768
Taebaek Gadeoksan Wind Power Co., Ltd.		187,927	120,551	32,534	15,536
Chuncheon Green Energy Co., Ltd.		234,506	195,354	68,010	11,494
Yeomsubong Wind Power Co., Ltd.		45,468	44,236	—	(924)
Yeongyang Wind Power Corporation II		136,360	105,721	18,376	4,005
Haeparang Energy Co., Ltd.		63,749	56,030	758	(620)
Saemangeum Sebit Power Plant Co., Ltd.		160,225	93,086	20,376	(147)
PlatformN. Co., Ltd.		162	223	430	139
PT. Cirebon Energi Prasarana		3,831,992	2,863,534	543,340	60,512
Green Radiation Co., Ltd.		521	663	613	(272)
Future Convergence Technology Laboratory. Co., Ltd.		384	277	—	(83)
Eco Motion Co., Ltd.		1,830	684	350	82
REC’s Innovation Co., Ltd.		2,921	1,518	1,010	232
ACE		359	308	27	14
Environment and Energy Co., Ltd.		31	—	—	(36)
Santiago Solar Power SpA		85,063	71,139	4,862	(9,488)
Yanggu Floating Photovoltaic Power Plant Inc.		15,300	12,382	2,259	210
Power Embedded		400	112	—	(7)
Changwon SG Energy Co., Ltd.		4,878	1,328	3,342	(539)
Donpyung Technology. Co., Ltd.		2,205	673	2,317	135
HORANG ENERGY Inc.		94,637	85,678	—	(947)
Hoenggye Renewable Energy Co., Ltd		43,206	43,942	—	(62)
Haman Green Energy Co., Ltd.		122,937	114,908	—	(1,165)
Songsan Green Energy Co., Ltd.		120,001	106,939	121	(692)
SkyPic Inc.		167	37	3	(7)
HyChangwon Fuel Cell. Co., Ltd.		114,580	91,679	—	(309)
Dreams Co.,Ltd.		233	183	208	(49)
DEEPAI Co.,Ltd.		813	449	240	(319)
Amaala Sustainable Company for Energy LLC		697,354	697,158	—	—
<Joint ventures>
Shuweihat Asia Power Investment B.V.		176,569	137	—	(370)
Shuweihat Asia Operation & Maintenance Company		4,215	328	3,574	2,293
Waterbury Lake Uranium L.P.		80,803	761	—	—
ASM-BG Investicii AD		68,437	34,565	12,815	2,824
RES Technology AD		57,356	27,219	7,395	(292)
KV Holdings, Inc.		17,304	1	1,778	1,799
KEPCO SPC Power Corporation		291,538	26,307	190,296	28,108
Gansu Datang Yumen Wind Power Co., Ltd.		63,240	43,443	10,721	944
Datang Chifeng Renewable Power Co., Ltd.		900,001	388,711	115,297	17,722
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		180,827	60,016	26,678	2,031
Rabigh Electricity Company		2,651,843	1,873,439	353,677	63,270
Rabigh Operation & Maintenance Company Limited		40,983	20,205	30,841	5,840
Jamaica Public Service Company Limited		2,649,022	1,656,068	1,490,606	76,611
KW Nuclear Components Co., Ltd.		47,498	5,423	6,919	2,510
Busan Shinho Solar Power Co., Ltd.		28,837	865	8,452	3,963
Global Trade Of Power System Co., Ltd.		2,976	574	3,635	290
Expressway Solar-light Power Generation Co., Ltd.		11,709	168	3,219	1,214
Amman Asia Electric Power Company		791,478	343,371	22,776	34,047
KAPES, Inc.		299,380	257,858	43,699	6,224
Honam Wind Power Co., Ltd.		29,174	12,618	6,508	1,810

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

2024
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Joint ventures>
Korea Power Engineering Service Co., Ltd.	￦	22,701	1,828	12,983	1,444
Chun-cheon Energy Co., Ltd.		533,211	409,989	430,679	4,890
Yeonggwangbaeksu Wind Power Co., Ltd.		69,249	44,422	12,636	2,156
Nghi Son 2 Power LLC		4,412,970	3,286,814	921,504	91,777
Kelar S.A.		715,489	486,293	112,110	9,733
PT. Tanjung Power Indonesia		754,514	467,144	106,081	17,705
Incheon New Power Co., Ltd.		1,267	227	2,777	36
Seokmun Energy Co., Ltd.		192,083	138,787	51,233	(4,558)
Daehan Wind Power PSC		173,637	130,982	18,496	3,584
Barakah One Company		43,235,235	45,056,439	1,636,730	(53,778)
Nawah Energy Company		701,247	699,068	566,077	40
MOMENTUM		7,422	6,836	22,770	586
Daegu Green Power Co., Ltd.		493,595	399,918	338,750	7,344
Yeonggwang Wind Power Co., Ltd.		217,987	162,218	32,114	7,971
Chester Solar IV SpA		12,649	12,309	1,941	(676)
Chester Solar V SpA		4,260	4,321	631	(176)
Diego de Almagro Solar SpA		16,301	15,161	2,625	(667)
South Jamaica Power Company Limited		532,323	288,501	250,519	14,460
Daesan Green Energy Co., Ltd.		225,765	153,391	110,002	5,960
RE Holiday Holdings LLC		363,750	184,188	20,251	(1,413)
RE Pioneer Holdings LLC		272,900	161,657	13,343	(3,168)
RE Barren Ridge 1 Holdings LLC		224,922	105,310	12,905	(1,301)
RE Astoria 2 LandCo LLC		16,514	276	1,060	848
RE Barren Ridge LandCo LLC		5,826	110	411	342
Laurel SpA		10,897	10,471	1,522	(557)
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		33,736	150	—	70
Cheong-Song Noraesan Wind Power Co., Ltd.		53,374	38,705	6,788	1,599
Chester Solar I SpA		12,935	11,454	1,395	(745)
Solar Philippines Calatagan Corporation		166,126	37,872	19,412	8,733
Saemangeum Solar Power Co., Ltd.		34,377	5,643	—	(176)
Chungsongmeon BongSan wind power Co., Ltd.		86,708	83,921	—	(399)
Jaeun Resident Wind Power Plant Co., Ltd.		95,657	88,605	—	(380)
DE Energia SpA		32,263	24,853	—	3,163
Dangjin Eco Power Co., Ltd.		90,750	12,732	3,645	743
Haemodum Solar Co., Ltd.		21,036	14,444	2,060	232
Yangyang Wind Power Co., Ltd.		146,697	123,504	11,948	2,334
HORUS SOLAR, S.A. DE C.V.		170,018	184,014	35,080	(43,774)
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		238,276	223,019	19,178	(37,720)
SUNMEX RENOVABLES, S.A. DE C.V.		182,159	170,906	—	(15,771)
Stavro Holding II A.B.		82,407	114	—	(11,632)
Solaseado Solar Power Co., Ltd.		347,831	292,737	46,361	12,443
Yeongam Solar Power Co., Ltd.		318,641	260,459	34,509	10,880
Samsu Wind Power Co., Ltd.		61,678	46,675	7,051	682
Pulau Indah Power Plant Sdn. Bhd.		1,054,236	873,923	40,818	(2,896)
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		52,533	271	3,054	(23,354)
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,251	33	227	182
PT Barito Wahana Tenaga		678,043	—	—	74,744
Cheongna Energy Co., Ltd.		463,574	375,343	142,400	41,124
Naepo Green Energy Co., Ltd.		738,857	586,152	467,225	124,830

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

2024
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Joint ventures>
Boim Combined Heat and Power Generation Co., Ltd.	￦	421,954	480,084	139,134	294
OneEnergy Asia Limited		3,237,191	2,137,600	424,036	100,781
KAS INVESTMENT I LLC		20,361	28	(40,343)	(43,213)
KAS INVESTMENT II LLC		20,233	28	(40,189)	(43,048)
Energyco Co., Ltd.		50,310	45,161	6,221	629
CAES, LLC		49,267	—	—	946
Hapcheon Floating Photovoltaic Power Plant Inc.		76,903	53,853	12,361	3,992
Busan Industrial Solar Power Co., Ltd.		18,236	15,133	2,262	191
Bitsolar Energy Co., Ltd.		68,249	74,213	8,300	(390)
Pulau Indah O&M Sdn. Bhd.		1	2	—	24
Guadalupe Solar SpA		10,477	9,339	1,408	(574)
Omisan Wind Power Co., Ltd.		180,001	154,541	4,785	1,480
Foresight Iberian Solar Group Holding, S.L.		187,118	194,881	3,262	(13,206)
Yeongwol Eco Wind Co., Ltd.		99,288	102,522	7,118	(5,518)
Gurae Resident Power Co., Ltd.		12,845	11,861	1,490	(101)
Cheongju Eco Park Co., Ltd.		145,162	109,158	37,392	2,415
Enel X Midland Photovoltaic, LLC		13,694	119	2,470	865
Geumsungsan Wind Power Co., Ltd.		143,725	118,608	21,048	7,349
KEPCO KPS CARABAO Corp.		226	835	—	(513)
Prime Swedish Holding AB		143,102	62,354	8,911	(8,404)
Goheung New Energy Co., Ltd.		174,255	142,437	28,059	2,190
Gunsan Land Solar Co., Ltd.		144,887	104,284	22,154	4,939
CapMan Lynx SCA, SICAR		3,319	134,790	—	(4,808)
International Offshore Power Transmission Holding Company Limited		33,191	1,650	—	(213)
Pyeongchang Wind Power Co., Ltd.		55,697	34,754	9,261	(536)
Eumseong Eco Park Co., Ltd.		149,904	111,846	45,239	9,512
Changwon Nu-ri Energy Co., Ltd.		71,179	58,630	333	(606)
PungBack Wind Farm Corporation		148,157	130,116	—	(536)
Trumbull Asset Management, LLC		2,572	910	4,501	486
S-Power Chile SpA		2,779	2,778	1,369	108
Seungmun Green Energy		142,213	103,593	46,712	9,026
Seobusambo highway photovoltaics Co., Ltd.		10,245	6,108	1,214	26
Yangyang Suri Wind Power Co., Ltd.		210,853	181,052	—	(5,391)
KEPCO for Power Company		644,110	614,267	—	(1,058)
Taebaek Wind Power Co., Ltd.		28,067	3,468	6,431	2,169
Jeonju Bio Green Energy Co., Ltd.		4,130	181	—	(967)
Kumyang Eco Park Co., Ltd.		125,961	112,910	3,169	615
Jeongeup Green Power Co., Ltd.		22,939	6,960	—	(2,767)
Hadong E-factory Co., Ltd.		2,331	1,204	—	(17)
Namyangju Combined Heat and Power Co., Ltd.		75,474	1,899	—	(2,410)
Samcheok Eco Materials Co., Ltd.		21,109	1,981	3,352	(1,357)
Wadi Noor Solar Power Company SAOC		492,407	481,139	—	(1,477)
Fairhaven Energy Storage LLC		2,071	82	—	(14)
Rutile BESS Holdings, LLC		7,353	7,350	—	(211)
Trumbull Development Partners, LLC		1,582,082	1,042,712	—	14,174
Imha Floating Photovoltaic Power Plant Inc.		36,412	23,546	—	(1,679)
EDFR KOWEPO AJBAN PV HOLDING LIMITED		37,776	37,606	—	(143)
Roof One Energy Co., Ltd.		9,305	5,209	—	(46)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

2025
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
Korea Gas Corporation	￦	53,627,847	42,828,922	35,727,336	132,251
Korea Electric Power Industrial Development Co., Ltd.		204,592	95,482	392,361	7,224
Gangwon Wind Power Co., Ltd.		283,460	201,297	27,005	13,997
Hyundai Green Power Co., Ltd.		656,989	256,336	111,887	9,787
Korea Power Exchange		350,477	88,408	126,117	2,817
Taebaek Guinemi Wind Power Co., Ltd.		35,835	17,788	7,003	1,995
Daeryun Power Co., Ltd.		1,102,566	587,322	393,540	48,372
KNH Solar Co., Ltd.		6,333	84	1,123	(977)
SPC Power Corporation		313,540	31,783	73,796	55,063
Gemeng International Energy Co., Ltd.		8,504,351	5,688,462	3,149,333	222,146
PT. Cirebon Electric Power		724,772	135,272	304,258	30,071
KNOC Nigerian East Oil Co., Ltd.		30,204	124,852	—	(36)
KNOC Nigerian West Oil Co., Ltd.		32,566	119,596	—	(36)
PT Wampu Electric Power		190,896	111,514	19,113	3,694
PT. Bayan Resources TBK		4,842,617	1,149,228	4,874,768	1,118,309
S-Power Co., Ltd.		664,275	253,454	660,755	40,452
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,533,443	1,127,607	213,673	(23,055)
PT. Mutiara Jawa		19,680	4,511	12,404	488
Noeul Green Energy Co., Ltd.		100,122	108,399	45,739	4,940
Goseong Green Power Co., Ltd.		4,953,795	3,966,676	1,307,686	(17,519)
Gangneung Eco Power Co., Ltd.		5,413,851	4,752,300	932,084	(27,205)
Shin Pyeongtaek Power Co., Ltd.		1,021,409	625,341	697,349	22,149
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,155	182	433	81
Dongducheon Dream Power Co., Ltd.		1,266,052	928,870	1,123,208	31,456
Jinbhuvish Power Generation Pvt. Ltd.		63,124	13,036	—	—
Daejung Offshore Wind Power Co., Ltd.		5,254	2,345	—	(253)
GS Donghae Electric Power Co., Ltd.		1,794,220	950,702	544,701	57,866
Daegu Photovoltaic Co., Ltd.		11,373	3,037	2,990	714
Busan Green Energy Co., Ltd.		137,848	131,949	58,189	(2,194)
Hansuwon KNP Co., Ltd.		5,591	1,706	10,944	1,051
Korea Electric Power Corporation Fund		15,199	21	3,155	3,522
Energy Infra Asset Management Co., Ltd.		15,316	1,181	5,081	1,328
YaksuESS Co., Ltd.		4,297	4,194	716	(454)
Nepal Water & Energy Development Company Private Limited		868,222	578,041	146,768	25,127
Gwangyang Green Energy Co., Ltd.		628,711	509,896	—	(2,182)
PND solar Co., Ltd.		30,067	23,914	5,511	753
Hyundai Eco Energy Co., Ltd.		145,984	98,906	24,404	6,734
YeongGwang Yaksu Wind Electric Co., Ltd.		34,792	34,993	5,925	205
Green Energy Electricity Generation Co., Ltd.		67,107	68,999	5,270	2,158
Korea Energy Solutions Co., Ltd.		1,018	321	443	(239)
ITR Co., Ltd.		824	840	330	(622)
STN Co., Ltd.		1,620	116	796	(200)
Indeck Niles Development, LLC		1,208,801	685,577	456,748	123,823
Indeck Niles Asset Management, LLC		198	34	1,237	1,220
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		12,695	330	1,162	1,130
Suwon New Power Co., Ltd.		14,354	11,698	4,868	206
Gwangbaek Solar Power Investment Co., Ltd.		240,317	229,134	8,849	883
Go deok Clean Energy Co., Ltd.		135,051	121,354	46,357	836
SureDataLab Co., Ltd.		1,016	161	2,225	319

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

2025
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
SEP Co., Ltd.	￦	45	118	—	(1)
Hankook Electric Power Information Co., Ltd.		2,957	1,157	2,701	388
Tronix Co., Ltd.		3,875	3,351	3,044	(95)
O2&B Global Co., Ltd.		550	650	22	(84)
Muan Sunshine Solar Power Plant Co., Ltd.		119,120	107,703	15,446	2,628
Bigeum Resident Photovoltaic Power Co., Ltd.		414,475	386,764	40,124	(3,556)
Goesan Solar Park Co., Ltd.		46,279	36,188	6,120	667
Saemangeum Heemang Photovoltaic Co., Ltd.		143,972	97,762	22,920	5,389
Bitgoel Eco Energy Co., Ltd.		70,965	44,509	24,840	1,403
Jeju Gimnyeong Wind Power Co., Ltd.		49,262	49,515	11,339	(1,085)
Seoroseoro Sunny Power Plant Co., Ltd.		6,578	3,959	1,039	248
Muan Solar park Co., Ltd.		182,811	143,971	31,033	8,707
YuDang Solar Co., Ltd.		18,046	14,567	3,501	635
Anjwa Smart Farm & Solar City Co., Ltd.		226,781	183,481	37,958	6,197
KPE Green Energy Co., Ltd.		132,729	97,030	35,620	3,392
G.GURU Co., Ltd.		32	43	159	(252)
UD4M Co., Ltd.		1,352	511	1,416	(283)
Dongbu Highway Solar Co., Ltd.		18,237	15,877	2,700	55
Seobu Highway Solar Co., Ltd.		15,871	12,456	2,837	519
Korea Energy Data Co., Ltd.		104	131	33	(119)
Gangneung Sacheon Fuel Cell Co., Ltd.		141,398	119,159	40,919	110
Taebaek Gadeoksan Wind Power Co., Ltd.		187,427	109,615	35,363	22,390
Chuncheon Green Energy Co., Ltd.		214,160	179,102	59,398	(1,376)
Yeomsubong Wind Power Co., Ltd.		50,729	50,458	6,151	(961)
Yeongyang Wind Power Corporation II		138,971	101,318	20,537	7,014
Haeparang Energy Co., Ltd.		66,397	55,619	7,339	3,063
Saemangeum Sebit Power Plant Co., Ltd.		143,281	75,139	20,428	1,003
PlatformN. Co., Ltd.		62	128	—	(4)
PT. Cirebon Energi Prasarana		3,650,107	2,710,061	525,647	33,411
Green Radiation Co., Ltd.		1,030	865	1,037	47
Future Convergence Technology Laboratory. Co., Ltd.		381	280	18	(29)
Eco Motion Co., Ltd.		2,399	727	888	524
REC’s Innovation Co., Ltd.		3,081	1,296	1,803	382
ACE		162	117	9	(1)
Environment and Energy Co., Ltd.		8	—	—	(22)
Santiago Solar Power SpA		90,913	74,898	6,657	862
Yanggu Floating Photovoltaic Power Plant Inc.		14,940	12,006	2,018	17
Power Embedded		396	156	177	(49)
Changwon SG Energy Co., Ltd.		4,564	1,065	3,744	(51)
Donpyung Technology. Co., Ltd.		3,283	1,683	1,310	73
HORANG ENERGY Inc.		111,959	101,998	32,082	1,003
Hoenggye Renewable Energy Co., Ltd		87,568	84,838	85	(53)
Haman Green Energy Co., Ltd.		140,112	123,610	35,401	8,469
Songsan Green Energy Co., Ltd.		143,642	124,676	42,284	5,904
SkyPic Inc.		171	21	27	16
HyChangwon Fuel Cell. Co., Ltd.		198,733	177,417	—	(1,585)
Dreams Co.,Ltd.		181	202	212	(120)
DEEPAI Co.,Ltd.		1,006	848	434	(56)
Amaala Sustainable Company for Energy LLC		2,004,265	1,932,575	947,226	4,539

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

2025
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Associates>
Remal First Holding Company	￦	1	25,106	—	(116)
Naseem First Holding Company		1	27,233	—	(116)
Cheonwang Green Energy Co., Ltd.		1,428	300	—	(405)
Namjeju Bitdream Energy Co., Ltd.		57,629	47,523	—	(383)
Jeju Bukchon BESS Power Plant Co., Ltd.		71,424	65,375	—	(2,646)
Commerce and Industry Energy Co., Ltd.		61,355	28,832	10,732	(3,487)
KI Tech Co., Ltd.		949	9	—	(59)
Enlight Energy Advanced Industry Venture Fund		11,235	—	—	—
Gunsan Green Energy Co., Ltd.		4,792	—	—	—
<Joint ventures>
Shuweihat Asia Power Investment B.V.		167,992	177	—	(405)
Shuweihat Asia Operation & Maintenance Company		5,494	337	3,822	2,488
Waterbury Lake Uranium L.P.		97,380	355	—	—
ASM-BG Investicii AD		70,715	29,734	14,792	3,904
RES Technology AD		57,211	23,867	8,946	232
KV Holdings, Inc.		15,937	1	2,218	2,227
KEPCO SPC Power Corporation		234,570	35,498	159,381	10,392
Gansu Datang Yumen Wind Power Co., Ltd.		63,125	43,052	9,624	15
Datang Chifeng Renewable Power Co., Ltd.		827,575	297,251	111,688	13,150
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		179,775	56,023	27,350	986
Rabigh Electricity Company		2,473,573	1,667,517	367,680	66,776
Rabigh Operation & Maintenance Company Limited		30,894	5,667	37,205	6,783
Jamaica Public Service Company Limited		2,903,070	1,910,042	1,530,704	41,735
KW Nuclear Components Co., Ltd.		57,137	7,045	23,272	9,869
Busan Shinho Solar Power Co., Ltd.		25,970	928	5,980	2,070
Global Trade Of Power System Co., Ltd.		2,812	371	3,288	258
Expressway Solar-light Power Generation Co., Ltd.		9,440	123	1,807	(7)
Amman Asia Electric Power Company		758,903	300,985	30,651	29,223
KAPES, Inc.		340,957	300,260	97,232	2,904
Honam Wind Power Co., Ltd.		26,339	9,559	6,339	1,725
Korea Power Engineering Service Co., Ltd.		23,970	1,888	12,625	1,528
Chun-cheon Energy Co., Ltd.		499,150	375,580	363,995	325
Yeonggwangbaeksu Wind Power Co., Ltd.		67,345	41,815	11,161	1,004
Nghi Son 2 Power LLC		4,243,607	3,110,208	824,849	87,686
Kelar S.A.		678,813	448,065	114,267	15,295
PT. Tanjung Power Indonesia		695,407	414,774	105,871	20,516
Incheon New Power Co., Ltd.		1,839	271	2,982	528
Seokmun Energy Co., Ltd.		187,425	137,202	49,595	(3,034)
Daehan Wind Power PSC		170,626	120,436	18,885	7,040
Barakah One Company		45,516,321	37,236,879	2,373,596	171,548
Nawah Energy Company		868,133	865,957	772,745	—
MOMENTUM		9,650	9,333	21,021	293
Daegu Green Power Co., Ltd.		450,953	356,158	258,151	1,309
Yeonggwang Wind Power Co., Ltd.		210,262	147,728	31,232	7,664
Chester Solar IV SpA		13,024	8,315	4,241	3,935
Chester Solar V SpA		4,356	3,854	592	455
Diego de Almagro Solar SpA		18,266	13,498	4,396	3,120
South Jamaica Power Company Limited		522,505	279,114	287,408	22,842
Daesan Green Energy Co., Ltd.		205,850	143,693	76,220	(8,563)
RE Holiday Holdings LLC		334,702	173,439	16,417	(7,622)
RE Pioneer Holdings LLC		251,486	153,824	14,708	(7,711)
RE Barren Ridge 1 Holdings LLC		206,966	97,315	12,685	(1,673)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

2025
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Joint ventures>
RE Astoria 2 LandCo LLC	￦	16,543	269	1,105	1,081
RE Barren Ridge LandCo LLC		5,847	108	428	423
Laurel SpA		11,722	9,406	1,591	1,338
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		31,790	165	—	35
Cheong-Song Noraesan Wind Power Co., Ltd.		50,178	36,187	7,672	2,257
Chester Solar I SpA		12,543	9,090	1,559	1,338
Solar Philippines Calatagan Corporation		162,588	46,665	22,752	11,978
Saemangeum Solar Power Co., Ltd.		34,546	6,001	—	(189)
Chungsongmeon BongSan wind power Co., Ltd.		137,596	135,793	1,270	(1,059)
Jaeun Resident Wind Power Plant Co., Ltd.		89,657	92,275	4,325	(6,348)
Dangjin Eco Power Co., Ltd.		90,477	11,629	3,642	767
Haemodum Solar Co., Ltd.		20,139	13,708	2,208	319
Yangyang Wind Power Co., Ltd.		147,912	117,737	20,896	6,052
HORUS SOLAR, S.A. DE C.V.		188,294	194,547	27,527	7,556
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		264,327	248,063	18,937	3,082
SUNMEX RENOVABLES, S.A. DE C.V.		227,521	204,770	—	9,430
Stavro Holding II A.B.		90,561	252	—	(6,134)
Solaseado Solar Power Co., Ltd.		333,609	268,850	44,123	11,125
Yeongam Solar Power Co., Ltd.		304,249	244,031	34,691	4,600
Samsu Wind Power Co., Ltd.		61,652	44,229	9,689	3,058
Pulau Indah Power Plant Sdn. Bhd.		1,430,289	1,224,872	489,648	4,541
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		39,023	1,768	10	(21,032)
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,254	562	1,109	1,061
PT Barito Wahana Tenaga		737,706	—	—	100,948
Cheongna Energy Co., Ltd.		495,919	364,410	160,101	43,278
Naepo Green Energy Co., Ltd.		759,180	568,084	427,122	80,207
Boim Combined Heat and Power Generation Co., Ltd.		415,646	479,035	125,925	(5,332)
OneEnergy Asia Limited		3,529,252	2,357,026	139,025	61,186
KAS INVESTMENT I LLC		44	—	(21,877)	(21,816)
KAS INVESTMENT II LLC		44	—	(21,739)	(21,678)
Energyco Co., Ltd.		55,110	48,903	6,690	1,058
CAES, LLC		42,153	—	—	(3,434)
Hapcheon Floating Photovoltaic Power Plant Inc.		76,375	50,349	11,958	3,044
Busan Industrial Solar Power Co., Ltd.		18,060	14,274	2,461	542
Bitsolar Energy Co., Ltd.		64,606	70,583	8,300	—
Pulau Indah O&M Sdn. Bhd.		5,656	5,500	7,573	157
Guadalupe Solar SpA		11,481	7,850	2,295	1,857
Omisan Wind Power Co., Ltd.		176,949	148,288	21,238	2,784
Foresight Iberian Solar Group Holding, S.L.		208,506	223,478	8,598	(1,312)
Yeongwol Eco Wind Co., Ltd.		94,294	98,423	9,156	(2,875)
Gurae Resident Power Co., Ltd.		12,581	11,340	1,552	(24)
Cheongju Eco Park Co., Ltd.		136,937	99,619	36,505	1,314
Enel X Midland Photovoltaic, LLC		14,482	374	2,376	533
Geumsungsan Wind Power Co., Ltd.		153,201	129,123	18,692	253
KEPCO KPS CARABAO Corp.		246	687	—	(50)
Prime Swedish Holding AB		151,330	69,152	10,691	(5,114)
Goheung New Energy Co., Ltd.		172,504	135,334	29,501	4,993
Gunsan Land Solar Co., Ltd.		136,335	94,558	22,160	5,228
International Offshore Power Transmission Holding Company Limited		145,797	146,009	—	(613)
Pyeongchang Wind Power Co., Ltd.		51,801	29,643	10,502	1,308
Eumseong Eco Park Co., Ltd.		141,344	103,247	35,958	200
Changwon Nu-ri Energy Co., Ltd.		150,789	135,244	22,907	2,694

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(4)	Summary of financial information of associates and joint ventures as of and for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

2025
Investees		Total assets	Total liabilities	Sales	Profit (loss) for the year
		In millions of won
<Joint ventures>
PungBack Wind Farm Corporation	￦	225,511	211,235	5,405	(3,808)
Trumbull Asset Management, LLC		2,576	1,002	4,332	(48)
S-Power Chile SpA		3,460	2,694	1,481	875
Seungmun Green Energy		138,284	100,535	38,641	(872)
Seobusambo highway photovoltaics Co., Ltd.		10,027	5,622	1,313	110
Yangyang Suri Wind Power Co., Ltd.		252,661	219,668	—	(1,103)
KEPCO for Power Company		704,847	683,209	—	(9)
Taebaek Wind Power Co., Ltd.		24,758	3,696	6,274	895
Kumyang Eco Park Co., Ltd.		143,281	119,773	38,929	6,128
Jeongeup Green Power Co., Ltd.		70,905	59,659	—	(4,733)
Hadong E-factory Co., Ltd.		2,335	1,220	—	(13)
Namyangju Combined Heat and Power Co., Ltd.		211,193	1,559	—	51
Samcheok Eco Materials Co., Ltd.		21,858	2,714	6,662	2,616
Wadi Noor Solar Power Company SAOC		562,304	555,715	47,038	980
Fairhaven Energy Storage LLC		2,042	—	—	—
Rutile BESS Holdings, LLC		41,785	3,587	—	(4,548)
Trumbull Development Partners, LLC		1,812,101	1,121,329	10,137	(20,709)
Imha Floating Photovoltaic Power Plant Inc.		79,588	68,199	4,372	(1,477)
EDFR KOWEPO AJBAN PV HOLDING LIMITED		11,723	10,016	—	148
Roof One Energy Co., Ltd.		32,551	28,596	2,379	658
Taean Haetdeulwon Solar Power Co., Ltd.		98,868	81,256	9,857	988
Haetbyeotgil Solar Power Co., Ltd.		11,520	9,112	467	68
Seongseo Neulpureun Energy Co., Ltd.		1,395	28	—	(233)
Luluah SKY Energy Holding Ltd.		716	293	—	(292)
KES Yona Holdings LLC		—	—	—	—
Siraj AlTaqa AlNazifa		—	—	—	—
Nour Ibri Solar Power Company		1,184	—	—	—
Lucy Equity Holdings, LLC		274,705	423,262	—	(16)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2024 and 2025 are as follows:

2024
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Korea Gas Corporation	￦	10,826,356	21.66%	2,344,989	—	—	(55,685)	2,289,304
Korea Electric Power Industrial Development Co., Ltd.		104,056	29.00%	30,177	—	—	—	30,177
Gangwon Wind Power Co., Ltd.		77,631	15.00%	11,644	49	—	—	11,693
Hyundai Green Power Co., Ltd.		403,558	29.00%	117,033	—	—	(29,640)	87,393
Korea Power Exchange		273,962	100.00%	273,962	—	—	—	273,962
Taebaek Guinemi Wind Power Co., Ltd.		16,086	67.25%	10,818	2,741	—	—	13,559
Daeryun Power Co., Ltd.		465,879	6.85%	31,913	—	—	(820)	31,093
KNH Solar Co., Ltd.		8,017	27.00%	2,165	—	—	—	2,165
SPC Power Corporation		283,089	38.00%	107,574	—	—	—	107,574
Gemeng International Energy Co., Ltd.		2,498,612	42.00%	1,049,417	—	—	(321,079)	728,338
PT. Cirebon Electric Power		572,838	27.50%	157,530	—	—	—	157,530
KNOC Nigerian East Oil Co., Ltd.		(96,926)	14.63%	(14,180)	—	—	14,180	—
KNOC Nigerian West Oil Co., Ltd.		(89,121)	14.63%	(13,038)	—	—	13,038	—
PT Wampu Electric Power		85,366	46.00%	39,268	—	—	—	39,268
PT. Bayan Resources TBK		3,238,297	20.00%	647,659	146,097	—	(76,380)	717,376
S-Power Co., Ltd.		370,303	49.00%	181,448	—	(1,076)	—	180,372
Xe-Pian Xe-Namnoy Power Co., Ltd.		435,809	25.00%	108,953	305	(946)	(35,247)	73,065
PT. Mutiara Jawa		19,777	29.00%	5,735	—	—	—	5,735
Noeul Green Energy Co., Ltd.		(13,223)	29.00%	(3,835)	—	—	3,835	—
Goseong Green Power Co., Ltd.		1,004,588	29.00%	291,331	—	(6,789)	—	284,542
Gangneung Eco Power Co., Ltd.		692,281	29.00%	200,761	46,872	(5,819)	—	241,814
Shin Pyeongtaek Power Co., Ltd.		373,908	40.00%	149,563	3,559	(14,064)	1	139,059
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		1,281	28.00%	359	—	—	1	360
Dongducheon Dream Power Co., Ltd.		305,984	34.01%	104,065	1,757	(1,889)	(12,582)	91,351
Jinbhuvish Power Generation Pvt. Ltd.		53,880	5.16%	2,780	—	—	(2,780)	—
Daejung Offshore Wind Power Co., Ltd.		3,199	46.59%	1,490	—	—	—	1,490
GS Donghae Electric Power Co., Ltd.		821,859	34.00%	279,432	—	—	—	279,432
Daegu Photovoltaic Co., Ltd.		8,742	29.00%	2,535	—	—	—	2,535
Busan Green Energy Co., Ltd.		8,049	29.00%	2,334	—	—	—	2,334
Hansuwon KNP Co., Ltd.		2,880	28.98%	835	—	—	(161)	674
Korea Electric Power Corporation Fund		13,609	98.09%	13,349	—	—	4	13,353
Energy Infra Asset Management Co., Ltd.		12,808	9.90%	1,268	—	—	—	1,268
YaksuESS Co., Ltd.		557	29.00%	161	1	—	—	162
Nepal Water & Energy Development Company Private Limited		246,930	68.88%	170,083	872	—	—	170,955
Gwangyang Green Energy Co., Ltd.		120,998	20.00%	24,199	18	—	—	24,217
PND solar Co., Ltd.		5,455	29.00%	1,582	154	—	(1)	1,735
Hyundai Eco Energy Co., Ltd.		43,574	19.00%	8,279	214	—	—	8,493
YeongGwang Yaksu Wind Electric Co., Ltd.		(406)	9.63%	(39)	300	—	(220)	41
Green Energy Electricity Generation Co., Ltd.		(4,050)	29.00%	(1,175)	779	—	396	—
Korea Energy Solutions Co., Ltd.		985	20.00%	197	—	—	—	197
ITR Co., Ltd.		(178)	8.70%	(15)	—	—	15	—
STN Co., Ltd.		1,771	20.00%	354	53	—	—	407
Indeck Niles Development, LLC		529,874	50.00%	264,936	101,361	—	4,673	370,970
Indeck Niles Asset Management, LLC		179	33.33%	60	—	—	—	60
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		12,487	49.00%	6,119	—	—	—	6,119
Suwon New Power Co., Ltd.		2,089	30.15%	630	—	284	—	914
Gwangbaek Solar Power Investment Co., Ltd.		10,999	44.00%	4,839	316	—	—	5,155
Go deok Clean Energy Co., Ltd.		13,253	40.00%	5,301	—	—	—	5,301
SureDataLab Co., Ltd.		199	23.95%	48	—	—	—	48

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2024 and 2025 are as follows, C ontinued:

2024
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
SEP Co., Ltd.	￦	(73)	21.26%	(15)	—	—	15	—
Hankook Electric Power Information Co., Ltd.		1,390	16.16%	225	—	—	(13)	212
Tronix Co., Ltd.		1,165	12.50%	146	—	—	—	146
O2&B Global Co., Ltd.		(32)	20.00%	(6)	—	—	6	—
Muan Sunshine Solar Power Plant Co., Ltd.		11,389	20.00%	2,278	494	—	—	2,772
Bigeum Resident Photovoltaic Power Co., Ltd.		28,951	27.31%	7,908	—	—	—	7,908
Goesan Solar Park Co., Ltd.		10,805	29.00%	3,133	—	—	—	3,133
Saemangeum Heemang Photovoltaic Co., Ltd.		43,993	35.00%	15,398	739	—	—	16,137
Bitgoel Eco Energy Co., Ltd.		27,933	49.05%	13,701	—	—	—	13,701
Jeju Gimnyeong Wind Power Co., Ltd.		832	30.00%	250	—	—	—	250
Seoroseoro Sunny Power Plant Co., Ltd.		2,371	42.58%	1,010	20	—	—	1,030
Muan Solar park Co., Ltd.		29,708	20.00%	5,942	325	—	—	6,267
YuDang Solar Co., Ltd.		3,083	20.00%	617	—	—	—	617
Anjwa Smart Farm & Solar City Co., Ltd.		37,405	20.00%	7,482	816	—	—	8,298
KPE Green Energy Co., Ltd.		32,284	25.36%	8,186	44	—	—	8,230
G.GURU Co., Ltd.		140	24.65%	34	—	—	—	34
UD4M Co., Ltd.		849	14.29%	121	—	—	—	121
Dongbu Highway Solar Co., Ltd.		2,306	20.00%	462	50	—	—	512
Seobu Highway Solar Co., Ltd.		2,895	20.00%	579	—	—	—	579
Korea Energy Data Co., Ltd.		78	29.37%	23	—	—	—	23
Gangneung Sacheon Fuel Cell Co., Ltd.		22,485	41.00%	9,219	87	—	—	9,306
Taebaek Gadeoksan Wind Power Co., Ltd.		67,376	34.00%	22,909	—	—	—	22,909
Chuncheon Green Energy Co., Ltd.		39,152	45.00%	17,619	53	—	—	17,672
Yeomsubong Wind Power Co., Ltd.		1,232	29.00%	357	246	—	—	603
Yeongyang Wind Power Corporation II		30,639	30.00%	9,191	2,110	—	—	11,301
Haeparang Energy Co., Ltd.		7,719	25.00%	1,930	20	—	—	1,950
Saemangeum Sebit Power Plant Co., Ltd.		67,139	55.00%	36,928	182	—	—	37,110
PlatformN. Co., Ltd.		(61)	29.58%	(18)	—	—	18	—
PT. Cirebon Energi Prasarana		968,458	10.00%	96,846	—	—	—	96,846
Green Radiation Co., Ltd.		(142)	10.00%	(14)	3	—	11	—
Future Convergence Technology Laboratory. Co., Ltd.		107	20.12%	22	—	—	—	22
Eco motion Co., Ltd.		1,146	20.00%	229	—	—	—	229
REC’s Innovation Co., Ltd.		1,403	11.04%	155	—	—	—	155
ACE		51	20.00%	10	—	(5)	—	5
Environment and Energy Co., Ltd.		31	10.54%	3	—	—	—	3
Santiago Solar Power SpA		13,924	50.00%	6,961	—	—	—	6,961
Yanggu Floating Photovoltaic Power Plant Inc.		2,918	29.00%	846	—	—	—	846
Power Embedded		288	23.33%	67	1	—	—	68
Changwon SG Energy Co., Ltd.		3,550	18.78%	667	15	—	—	682
Donpyung Technology. Co., Ltd.		1,532	20.00%	306	—	(25)	—	281
HORANG ENERGY Inc.		8,959	40.00%	3,584	224	—	—	3,808
Hoenggye Renewable Energy Co., Ltd		(736)	36.12%	(266)	2,375	—	266	2,375
Haman Green Energy Co., Ltd.		8,029	35.00%	2,810	—	—	—	2,810
Songsan Green Energy Co., Ltd.		13,062	60.00%	7,837	71	—	—	7,908
SkyPic Inc.		130	20.00%	26	—	—	—	26
HyChangwon Fuel Cell. Co., Ltd.		22,901	40.00%	9,161	117	—	—	9,278
Dreams Co.,Ltd.		50	11.00%	6	5	—	—	11
DEEPAI Co.,Ltd.		364	1.32%	5	6	—	—	11
Amaala Sustainable Company for Energy LLC		196	10.00%	20	—	—	(2)	18

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2024 and 2025 are as follows, C ontinued:

2024
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Joint ventures>
Shuweihat Asia Power Investment B.V.	￦	176,432	49.00%	86,450	—	—	—	86,450
Shuweihat Asia Operation & Maintenance Company		3,887	55.00%	2,138	—	—	—	2,138
Waterbury Lake Uranium L.P.		80,042	29.68%	23,756	—	—	—	23,756
ASM-BG Investicii AD		33,872	50.00%	16,936	—	—	—	16,936
RES Technology AD		30,137	50.00%	15,069	—	—	—	15,069
KV Holdings, Inc.		17,303	40.00%	6,921	—	—	—	6,921
KEPCO SPC Power Corporation		265,231	60.00%	159,139	—	—	—	159,139
Gansu Datang Yumen Wind Power Co., Ltd.		19,797	40.00%	7,919	—	—	—	7,919
Datang Chifeng Renewable Power Co., Ltd.		511,290	40.00%	204,516	—	—	—	204,516
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		120,811	40.00%	48,325	—	—	—	48,325
Rabigh Electricity Company		778,404	40.00%	311,362	—	(40,752)	(717)	269,893
Rabigh Operation & Maintenance Company Limited		20,778	40.00%	8,311	—	—	—	8,311
Jamaica Public Service Company Limited		992,954	40.00%	397,182	29,357	—	(13,923)	412,616
KW Nuclear Components Co., Ltd.		42,075	45.00%	18,934	—	—	(176)	18,758
Busan Shinho Solar Power Co., Ltd.		27,972	25.00%	6,993	—	—	—	6,993
Global Trade Of Power System Co., Ltd.		2,402	29.00%	696	—	—	—	696
Expressway Solar-light Power Generation Co., Ltd.		11,541	50.00%	5,771	—	—	—	5,771
Amman Asia Electric Power Company		448,107	60.00%	268,864	—	—	—	268,864
KAPES, Inc.		41,522	51.00%	21,176	—	(25,107)	3,931	—
Honam Wind Power Co., Ltd.		16,556	29.00%	4,801	32	—	—	4,833
Korea Power Engineering Service Co., Ltd.		20,873	29.00%	6,054	—	—	—	6,054
Chun-cheon Energy Co., Ltd.		123,222	29.90%	36,843	3	—	(247)	36,599
Yeonggwangbaeksu Wind Power Co., Ltd.		24,827	15.00%	3,723	6	—	—	3,729
Nghi Son 2 Power LLC		1,126,156	50.00%	563,079	—	—	—	563,079
Kelar S.A.		229,196	65.00%	148,978	3,389	—	—	152,367
PT. Tanjung Power Indonesia		287,370	35.00%	100,580	—	—	—	100,580
Incheon New Power Co., Ltd.		1,040	29.00%	302	—	—	—	302
Seokmun Energy Co., Ltd.		53,296	29.00%	15,456	—	—	—	15,456
Daehan Wind Power PSC		42,655	50.00%	21,327	—	—	—	21,327
Barakah One Company		(1,821,204)	18.00%	(327,817)	—	153,104	174,713	—
Nawah Energy Company		2,179	18.00%	392	—	—	—	392
MOMENTUM		586	33.33%	195	—	—	—	195
Daegu Green Power Co., Ltd.		93,677	54.24%	50,810	84	—	(20,381)	30,513
Yeonggwang Wind Power Co., Ltd.		55,769	46.00%	25,654	492	—	—	26,146
Chester Solar IV SpA		340	90.00%	306	1,146	—	—	1,452
Chester Solar V SpA		(61)	90.00%	(55)	317	—	—	262
Diego de Almagro Solar SpA		1,140	90.00%	1,026	674	—	—	1,700
South Jamaica Power Company Limited		243,822	20.00%	48,764	—	—	(4)	48,760
Daesan Green Energy Co., Ltd.		72,374	35.00%	25,331	—	—	—	25,331
RE Holiday Holdings LLC		179,562	50.00%	89,780	—	—	—	89,780
RE Pioneer Holdings LLC		111,243	50.00%	55,622	—	—	—	55,622
RE Barren Ridge 1 Holdings LLC		119,612	50.00%	59,806	—	—	—	59,806
RE Astoria 2 LandCo LLC		16,238	50.00%	8,119	—	—	—	8,119
RE Barren Ridge LandCo LLC		5,716	50.00%	2,857	—	—	—	2,857
Laurel SpA		426	90.00%	382	1,050	—	—	1,432
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		33,586	12.37%	4,155	9	—	(3,015)	1,149
Cheong-Song Noraesan Wind Power Co., Ltd.		14,669	29.01%	4,256	61	—	—	4,317
Chester Solar I SpA		1,481	90.00%	1,333	316	—	—	1,649

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2024 and 2025 are as follows, C ontinued:

2024
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Joint ventures>
Solar Philippines Calatagan Corporation	￦	128,254	38.00%	48,737	—	—	14,958	63,695
Saemangeum Solar Power Co., Ltd.		28,734	81.01%	23,277	—	—	—	23,277
Chungsongmeon BongSan wind power Co., Ltd.		2,787	29.00%	808	1,782	—	—	2,590
Jaeun Resident Wind Power Plant Co., Ltd.		7,052	29.00%	2,045	—	—	—	2,045
DE Energia SpA		7,410	49.00%	3,631	—	—	7,431	11,062
Dangjin Eco Power Co., Ltd.		78,018	34.00%	26,526	341	—	—	26,867
Haemodum Solar Co., Ltd.		6,592	49.00%	3,230	—	—	—	3,230
Yangyang Wind Power Co., Ltd.		23,193	50.00%	11,597	43	—	—	11,640
HORUS SOLAR, S.A. DE C.V.		(13,996)	14.95%	(2,092)	3,580	—	—	1,488
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		15,257	14.95%	2,281	2,171	—	—	4,452
SUNMEX RENOVABLES, S.A. DE C.V.		11,253	14.95%	1,682	5	—	—	1,687
Stavro Holding II A.B.		82,293	20.00%	16,459	—	—	—	16,459
Solaseado Solar Power Co., Ltd.		55,094	38.90%	21,432	1,361	—	—	22,793
Yeongam Solar Power Co., Ltd.		58,182	19.00%	11,055	773	—	—	11,828
Samsu Wind Power Co., Ltd.		15,003	19.00%	2,851	—	—	—	2,851
Pulau Indah Power Plant Sdn. Bhd.		180,313	25.00%	45,078	5,643	—	—	50,721
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		52,262	29.53%	15,433	527	—	(527)	15,433
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		17,218	90.00%	15,496	—	—	—	15,496
PT Barito Wahana Tenaga		678,043	30.61%	207,565	—	—	—	207,565
Cheongna Energy Co., Ltd.		88,231	50.10%	44,204	3,137	(1,183)	—	46,158
Naepo Green Energy Co., Ltd.		152,705	29.20%	44,590	—	—	3,441	48,031
Boim Combined Heat and Power Generation Co., Ltd.		(58,130)	46.30%	(27,938)	—	(785)	28,723	—
OneEnergy Asia Limited		1,099,591	40.00%	439,837	25,512	—	—	465,349
KAS INVESTMENT I LLC		20,333	29.89%	6,078	—	—	—	6,078
KAS INVESTMENT II LLC		20,205	29.89%	6,040	—	—	—	6,040
Energyco Co., Ltd.		5,149	29.00%	1,493	829	—	—	2,322
CAES, LLC		49,267	36.00%	17,736	2,923	—	—	20,659
Hapcheon Floating Photovoltaic Power Plant Inc.		23,050	49.00%	11,295	39	—	—	11,334
Busan Industrial Solar Power Co., Ltd.		3,103	28.02%	870	290	—	—	1,160
Bitsolar Energy Co., Ltd.		(5,964)	27.10%	(1,616)	352	—	1,264	—
Pulau Indah O&M Sdn. Bhd.		(1)	40.00%	—	—	—	—	—
Guadalupe Solar SpA		1,138	60.00%	683	98	—	—	781
Omisan Wind Power Co., Ltd.		25,460	42.00%	10,693	166	—	—	10,859
Foresight Iberian Solar Group Holding, S.L.		(7,763)	75.00%	(5,822)	1,427	—	4,395	—
Yeongwol Eco Wind Co., Ltd.		(3,234)	29.00%	(938)	1,828	—	—	890
Gurae Resident Power Co., Ltd.		984	29.00%	285	48	—	—	333
Cheongju Eco Park Co., Ltd.		36,004	29.00%	10,441	195	—	—	10,636
Enel X Midland Photovoltaic, LLC		13,575	20.00%	2,715	—	—	—	2,715
Geumsungsan Wind Power Co., Ltd.		25,117	29.00%	7,284	556	—	—	7,840
KEPCO KPS CARABAO Corp.		(609)	40.00%	(244)	—	—	244	—
Prime Swedish Holding AB		80,748	45.00%	36,336	1,223	—	—	37,559
Goheung New Energy Co., Ltd.		31,818	46.15%	14,684	1,084	—	—	15,768
Gunsan Land Solar Co., Ltd.		40,603	51.94%	21,090	—	—	2,073	23,163
CapMan Lynx SCA, SICAR		(131,471)	50.00%	(65,735)	—	—	65,735	—
International Offshore Power Transmission Holding Company Limited		31,541	35.00%	11,040	(2)	—	—	11,038
Pyeongchang Wind Power Co., Ltd.		20,943	58.00%	12,147	—	—	—	12,147
Eumseong Eco Park Co., Ltd.		38,058	29.00%	11,036	577	—	—	11,613

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2024 and 2025 are as follows, C ontinued:

2024
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Joint ventures>
Changwon Nu-ri Energy Co., Ltd.	￦	12,549	61.00%	7,655	3	—	—	7,658
PungBack Wind Farm Corporation		18,041	37.00%	6,675	1,085	—	—	7,760
Trumbull Asset Management, LLC		1,662	78.00%	1,297	—	—	—	1,297
S-Power Chile SpA		1	50.00%	1	158	—	—	159
Seungmun Green Energy		38,620	33.00%	12,745	—	—	—	12,745
Seobusambo highway photovoltaics Co., Ltd.		4,137	80.00%	3,309	—	—	—	3,309
Yangyang Suri Wind Power Co., Ltd.		29,801	29.00%	8,643	—	—	—	8,643
KEPCO for Power Company		29,843	60.00%	17,906	—	—	—	17,906
Taebaek Wind Power Co., Ltd.		24,599	60.00%	14,759	—	—	—	14,759
Jeonju Bio Green Energy Co., Ltd.		3,949	65.00%	2,566	—	—	—	2,566
Kumyang Eco Park Co., Ltd.		13,051	29.00%	3,785	56	—	—	3,841
Jeongeup Green Power Co., Ltd.		15,979	44.86%	7,167	1,679	—	—	8,846
Hadong E-factory Co., Ltd.		1,127	29.99%	338	6	—	—	344
Namyangju Combined Heat and Power Co., Ltd.		73,575	70.10%	51,575	193	—	—	51,768
Samchuck		19,128	25.54%	4,885	—	—	(4,885)	—
Wadi Noor Solar Power Company SAOC		11,268	50.00%	5,634	9	(4,251)	—	1,392
Fairhaven Energy Storage LLC		1,989	35.00%	696	—	—	(696)	—
Rutile BESS Holdings, LLC		3	50.00%	1	—	—	—	1
Trumbull Development Partners, LLC		539,370	56.23%	303,288	52,091	—	—	355,379
Imha Floating Photovoltaic Power Plant Inc.		12,866	49.00%	6,305	46	—	—	6,351
EDFR KOWEPO AJBAN PV HOLDING LIMITED		170	50.00%	85	—	—	—	85
Roof One Energy Co., Ltd.		4,096	48.00%	1,966	34	—	—	2,000

(*)	The percentage of ownership shown above is an effective percentage of ownership including the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2024 and 2025 are as follows, C ontinued:

2025
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Korea Gas Corporation	￦	10,798,925	21.66%	2,339,047	—	—	(55,512)	2,283,535
Korea Electric Power Industrial Development Co., Ltd.		109,110	29.00%	31,642	—	—	—	31,642
Gangwon Wind Power Co., Ltd.		82,163	15.00%	12,324	49	—	—	12,373
Hyundai Green Power Co., Ltd.		400,653	29.00%	116,189	—	—	(29,640)	86,549
Korea Power Exchange		262,069	100.00%	262,069	—	—	—	262,069
Taebaek Guinemi Wind Power Co., Ltd.		18,047	67.25%	12,136	2,741	—	—	14,877
Daeryun Power Co., Ltd.		515,244	6.85%	35,295	—	—	(820)	34,475
KNH Solar Co., Ltd.		6,249	27.00%	1,687	—	—	—	1,687
SPC Power Corporation		281,757	38.00%	107,067	—	—	—	107,067
Gemeng International Energy Co., Ltd.		2,815,889	42.00%	1,182,674	—	—	(370,382)	812,292
PT. Cirebon Electric Power		589,500	27.50%	162,112	—	—	—	162,112
KNOC Nigerian East Oil Co., Ltd.		(94,648)	14.63%	(13,847)	—	—	13,847	—
KNOC Nigerian West Oil Co., Ltd.		(87,030)	14.63%	(12,732)	—	—	12,732	—
PT Wampu Electric Power		79,382	46.00%	36,516	—	—	—	36,516
PT. Bayan Resources TBK		3,693,389	20.00%	738,678	69,416	—	(76,380)	731,714
S-Power Co., Ltd.		410,821	49.00%	201,302	—	(967)	—	200,335
Xe-Pian Xe-Namnoy Power Co., Ltd.		405,836	25.00%	101,459	305	(905)	(35,247)	65,612
PT. Mutiara Jawa		15,169	29.00%	4,399	—	—	—	4,399
Noeul Green Energy Co., Ltd.		(8,277)	29.00%	(2,401)	—	—	2,401	—
Goseong Green Power Co., Ltd.		987,119	29.00%	286,264	—	(10,179)	—	276,085
Gangneung Eco Power Co., Ltd.		661,551	29.00%	191,850	45,212	(9,379)	—	227,683
Shin Pyeongtaek Power Co., Ltd.		396,068	40.00%	158,428	3,559	(13,401)	—	148,586
Haeng Bok Do Si Photovoltaic Power Co., Ltd.		973	28.00%	272	—	—	2	274
Dongducheon Dream Power Co., Ltd.		337,182	34.01%	114,675	1,757	(1,529)	(12,582)	102,321
Jinbhuvish Power Generation Pvt. Ltd.		50,088	5.20%	2,605	—	—	(2,605)	—
Daejung Offshore Wind Power Co., Ltd.		2,909	46.59%	1,355	—	—	—	1,355
GS Donghae Electric Power Co., Ltd.		843,518	34.00%	286,796	—	—	—	286,796
Daegu Photovoltaic Co., Ltd.		8,336	29.00%	2,417	—	—	—	2,417
Busan Green Energy Co., Ltd.		5,899	29.00%	1,711	—	—	—	1,711
Hansuwon KNP Co., Ltd.		3,885	28.98%	1,125	—	—	(160)	965
Korea Electric Power Corporation Fund		15,178	98.09%	14,889	—	—	3	14,892
Energy Infra Asset Management Co., Ltd.		14,135	9.90%	1,399	—	—	—	1,399
YaksuESS Co., Ltd.		103	29.00%	30	1	—	—	31
Nepal Water & Energy Development Company Private Limited		290,181	66.12%	191,868	837	—	—	192,705
Gwangyang Green Energy Co., Ltd.		118,815	20.00%	23,763	18	—	—	23,781
PND solar Co., Ltd.		6,153	29.00%	1,784	154	—	—	1,938
Hyundai Eco Energy Co., Ltd.		47,078	19.00%	8,945	214	—	—	9,159
YeongGwang Yaksu Wind Electric Co., Ltd.		(201)	9.63%	(19)	300	—	(220)	61
Green Energy Electricity Generation Co., Ltd.		(1,892)	29.00%	(549)	779	—	—	230
Korea Energy Solutions Co., Ltd.		697	20.00%	139	—	—	—	139
ITR Co., Ltd.		(16)	8.03%	(1)	—	—	1	—
STN Co., Ltd.		1,504	20.00%	301	53	—	—	354
Indeck Niles Development, LLC		523,224	50.00%	261,613	97,643	—	4,419	363,675
Indeck Niles Asset Management, LLC		164	33.33%	55	—	—	—	55
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1		12,365	49.00%	6,059	—	—	—	6,059
Suwon New Power Co., Ltd.		2,656	30.15%	801	—	—	—	801
Gwangbaek Solar Power Investment Co., Ltd.		11,183	44.00%	4,920	316	—	—	5,236
Go deok Clean Energy Co., Ltd.		13,697	40.00%	5,479	—	—	—	5,479
SureDataLab Co., Ltd.		855	0.35%	3	—	—	—	3
SEP Co., Ltd.		(73)	21.26%	(15)	—	—	15	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2024 and 2025 are as follows, C ontinued:

2025
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Hankook Electric Power Information Co., Ltd.	￦	1,800	16.16%	291	—	—	—	291
Tronix Co., Ltd.		524	12.50%	65	—	—	—	65
O2&B Global Co., Ltd.		(100)	20.00%	(20)	—	—	20	—
Muan Sunshine Solar Power Plant Co., Ltd.		11,417	20.00%	2,284	494	—	—	2,778
Bigeum Resident Photovoltaic Power Co., Ltd.		27,711	27.31%	7,569	—	—	—	7,569
Goesan Solar Park Co., Ltd.		10,091	29.00%	2,926	—	—	—	2,926
Saemangeum Heemang Photovoltaic Co., Ltd.		46,210	35.00%	16,174	739	—	—	16,913
Bitgoel Eco Energy Co., Ltd.		26,456	49.05%	12,977	—	—	—	12,977
Jeju Gimnyeong Wind Power Co., Ltd.		(253)	30.00%	(76)	—	—	76	—
Seoroseoro Sunny Power Plant Co., Ltd.		2,619	42.58%	1,115	20	—	—	1,135
Muan Solar park Co., Ltd.		38,840	20.00%	7,768	325	—	—	8,093
YuDang Solar Co., Ltd.		3,479	20.00%	696	—	—	—	696
Anjwa Smart Farm & Solar City Co., Ltd.		43,300	20.00%	8,661	816	—	—	9,477
KPE Green Energy Co., Ltd.		35,699	25.36%	9,052	44	—	—	9,096
G.GURU Co., Ltd.		(11)	14.42%	(2)	—	—	2	—
UD4M Co., Ltd.		841	14.29%	120	—	—	—	120
Dongbu Highway Solar Co., Ltd.		2,360	20.00%	473	50	—	—	523
Seobu Highway Solar Co., Ltd.		3,415	20.00%	683	—	—	—	683
Korea Energy Data Co., Ltd.		(27)	29.37%	(8)	—	—	8	—
Gangneung Sacheon Fuel Cell Co., Ltd.		22,239	41.00%	9,118	87	—	—	9,205
Taebaek Gadeoksan Wind Power Co., Ltd.		77,812	34.00%	26,456	—	—	—	26,456
Chuncheon Green Energy Co., Ltd.		35,058	45.00%	15,776	53	—	—	15,829
Yeomsubong Wind Power Co., Ltd.		271	29.00%	79	246	—	—	325
Yeongyang Wind Power Corporation II		37,653	30.00%	11,296	2,110	—	—	13,406
Haeparang Energy Co., Ltd.		10,778	25.00%	2,694	20	—	—	2,714
Saemangeum Sebit Power Plant Co., Ltd.		68,142	55.00%	37,480	182	—	—	37,662
PlatformN. Co., Ltd.		(66)	29.58%	(20)	—	—	20	—
PT. Cirebon Energi Prasarana		940,046	10.00%	94,005	—	—	—	94,005
Green Radiation Co., Ltd.		165	10.00%	17	3	—	—	20
Future Convergence Technology Laboratory. Co., Ltd.		101	20.12%	20	—	—	—	20
Eco motion Co., Ltd.		1,672	20.00%	334	—	—	—	334
REC’s Innovation Co., Ltd.		1,785	11.04%	197	—	—	—	197
ACE		45	20.00%	9	—	(5)	—	4
Environment and Energy Co., Ltd.		8	10.54%	1	—	—	—	1
Santiago Solar Power SpA		16,015	50.00%	8,008	—	—	—	8,008
Yanggu Floating Photovoltaic Power Plant Inc.		2,934	29.00%	851	—	—	—	851
Power Embedded		240	23.33%	56	1	—	—	57
Changwon SG Energy Co., Ltd.		3,499	18.78%	658	15	—	—	673
Donpyung Technology. Co., Ltd.		1,600	20.00%	320	—	(25)	—	295
HORANG ENERGY Inc.		9,961	40.00%	3,985	224	—	—	4,209
Hoenggye Renewable Energy Co., Ltd		2,730	36.12%	986	2,375	—	(986)	2,375
Haman Green Energy Co., Ltd.		16,502	35.00%	5,776	—	—	—	5,776
Songsan Green Energy Co., Ltd.		18,966	60.00%	11,379	71	—	—	11,450
SkyPic Inc.		150	20.00%	30	—	—	—	30
HyChangwon Fuel Cell. Co., Ltd.		21,316	40.00%	8,526	117	—	—	8,643
Dreams Co.,Ltd.		(21)	11.00%	(2)	5	—	—	3
DEEPAI Co.,Ltd.		158	1.32%	2	6	—	—	8
Amaala Sustainable Company for Energy LLC		71,690	10.00%	7,169	—	—	(7,151)	18
Remal First Holding Company		(25,105)	30.00%	(7,532)	—	—	7,532	—
Naseem First Holding Company		(27,232)	30.00%	(8,170)	—	—	8,170	—
Cheonwang Green Energy Co., Ltd.		1,128	40.00%	451	46	—	(3)	494
Namjeju Bitdream Energy Co., Ltd.		10,106	50.00%	5,053	207	—	—	5,260

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2024 and 2025 are as follows, C ontinued:

2025
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Associates>
Jeju Bukchon BESS Power Plant Co., Ltd.	￦	6,049	41.00%	2,480	—	—	—	2,480
Commerce and Industry Energy Co., Ltd.		32,523	24.46%	7,954	—	—	(7,456)	498
KI Tech Co., Ltd.		940	24.70%	232	—	(61)	—	171
Enlight Energy Advanced Industry Venture Fund		11,235	28.04%	3,150	—	—	—	3,150
Gunsan Green Energy Co., Ltd.		4,792	42.63%	2,043	—	—	—	2,043
<Joint ventures>
Shuweihat Asia Power Investment B.V.		167,815	49.00%	82,230	—	—	—	82,230
Shuweihat Asia Operation & Maintenance Company		5,157	55.00%	2,837	—	—	—	2,837
Waterbury Lake Uranium L.P.		97,025	29.45%	28,576	—	—	—	28,576
ASM-BG Investicii AD		40,981	50.00%	20,491	—	—	—	20,491
RES Technology AD		33,344	50.00%	16,672	—	—	—	16,672
KV Holdings, Inc.		15,936	40.00%	6,374	—	—	—	6,374
KEPCO SPC Power Corporation		199,072	60.00%	119,443	—	—	—	119,443
Gansu Datang Yumen Wind Power Co., Ltd.		20,073	40.00%	8,029	—	—	—	8,029
Datang Chifeng Renewable Power Co., Ltd.		530,324	40.00%	212,130	—	—	—	212,130
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		123,752	40.00%	49,501	—	—	—	49,501
Rabigh Electricity Company		806,056	40.00%	322,423	—	(35,813)	(805)	285,805
Rabigh Operation & Maintenance Company Limited		25,227	40.00%	10,091	—	—	—	10,091
Jamaica Public Service Company Limited		993,028	40.00%	397,211	29,357	—	(14,291)	412,277
KW Nuclear Components Co., Ltd.		50,092	45.00%	22,541	—	—	(176)	22,365
Busan Shinho Solar Power Co., Ltd.		25,042	25.00%	6,260	—	—	—	6,260
Global Trade Of Power System Co., Ltd.		2,441	29.00%	708	—	—	—	708
Expressway Solar-light Power Generation Co., Ltd.		9,317	50.00%	4,658	—	—	—	4,658
Amman Asia Electric Power Company		457,918	60.00%	274,751	—	—	—	274,751
KAPES, Inc.		40,697	51.00%	20,755	—	(31,563)	10,808	—
Honam Wind Power Co., Ltd.		16,780	29.00%	4,866	32	—	—	4,898
Korea Power Engineering Service Co., Ltd.		22,082	29.00%	6,404	—	—	—	6,404
Chun-cheon Energy Co., Ltd.		123,570	29.90%	36,948	3	—	(248)	36,703
Yeonggwangbaeksu Wind Power Co., Ltd.		25,530	15.00%	3,829	6	—	—	3,835
Nghi Son 2 Power LLC		1,133,399	50.00%	566,700	—	—	—	566,700
Kelar S.A.		230,748	65.00%	149,986	3,308	—	—	153,294
PT. Tanjung Power Indonesia		280,633	35.00%	98,221	—	—	—	98,221
Incheon New Power Co., Ltd.		1,568	29.00%	455	—	—	—	455
Seokmun Energy Co., Ltd.		50,223	29.00%	14,565	—	—	—	14,565
Daehan Wind Power PSC		50,190	50.00%	25,095	—	—	—	25,095
Barakah One Company		8,279,442	18.00%	1,490,300	—	182,207	—	1,672,507
Nawah Energy Company		2,176	18.00%	392	—	—	—	392
MOMENTUM		317	33.33%	106	—	—	—	106
Daegu Green Power Co., Ltd.		94,795	54.24%	51,416	84	—	(20,381)	31,119
Yeonggwang Wind Power Co., Ltd.		62,534	46.00%	28,766	492	—	—	29,258
Chester Solar IV SpA		4,709	90.00%	4,237	1,112	—	—	5,349
Chester Solar V SpA		502	90.00%	452	304	—	—	756
Diego de Almagro Solar SpA		4,768	90.00%	4,291	629	—	—	4,920
South Jamaica Power Company Limited		243,391	20.00%	48,678	—	—	(3)	48,675
Daesan Green Energy Co., Ltd.		62,157	35.00%	21,755	—	—	—	21,755
RE Holiday Holdings LLC		161,263	50.00%	80,631	—	—	—	80,631
RE Pioneer Holdings LLC		97,662	50.00%	48,831	—	—	—	48,831
RE Barren Ridge 1 Holdings LLC		109,651	50.00%	54,825	—	—	—	54,825

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2024 and 2025 are as follows, C ontinued:

2025
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Joint ventures>
RE Astoria 2 LandCo LLC	￦	16,274	50.00%	8,137	—	—	—	8,137
RE Barren Ridge LandCo LLC		5,739	50.00%	2,870	—	—	—	2,870
Laurel SpA		2,316	90.00%	2,084	1,008	—	—	3,092
KIAMCO KOWEPO Bannerton Hold Co Pty Ltd		31,625	12.37%	3,912	9	—	(3,015)	906
Cheong-Song Noraesan Wind Power Co., Ltd.		13,991	29.01%	4,059	61	—	—	4,120
Chester Solar I SpA		3,453	90.00%	3,108	309	—	—	3,417
Solar Philippines Calatagan Corporation		115,923	38.00%	44,050	—	—	17,063	61,113
Saemangeum Solar Power Co., Ltd.		28,545	81.01%	23,123	—	—	—	23,123
Chungsongmeon BongSan wind power Co., Ltd.		1,803	29.00%	522	1,782	—	—	2,304
Jaeun Resident Wind Power Plant Co., Ltd.		(2,618)	29.00%	(759)	—	—	759	—
Dangjin Eco Power Co., Ltd.		78,848	34.00%	26,809	341	—	—	27,150
Haemodum Solar Co., Ltd.		6,431	49.00%	3,151	—	—	—	3,151
Yangyang Wind Power Co., Ltd.		30,175	50.00%	15,088	43	—	—	15,131
HORUS SOLAR, S.A. DE C.V.		(6,253)	14.95%	(935)	3,580	—	—	2,645
RECURSOS SOLARES PV DE MEXICO II, S.A. DE C.V.		16,264	14.95%	2,431	2,171	—	—	4,602
SUNMEX RENOVABLES, S.A. DE C.V.		22,751	14.95%	3,400	5	—	—	3,405
Stavro Holding II A.B.		90,309	20.00%	18,062	—	—	—	18,062
Solaseado Solar Power Co., Ltd.		64,759	38.90%	25,192	1,361	—	—	26,553
Yeongam Solar Power Co., Ltd.		60,218	19.00%	11,442	773	—	—	12,215
Samsu Wind Power Co., Ltd.		17,423	19.00%	3,310	—	—	—	3,310
Pulau Indah Power Plant Sdn. Bhd.		205,417	25.00%	51,354	5,643	—	—	56,997
NH-Amundi Global Infrastructure Investment Private Investment Trust 21		37,255	29.53%	11,001	527	—	(527)	11,001
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream		16,692	90.00%	15,023	—	—	—	15,023
PT Barito Wahana Tenaga		737,706	30.61%	225,828	—	—	—	225,828
Cheongna Energy Co., Ltd.		131,509	50.10%	65,886	3,137	(1,177)	—	67,846
Naepo Green Energy Co., Ltd.		191,096	29.20%	55,800	—	—	3,442	59,242
Boim Combined Heat and Power Generation Co., Ltd.		(63,389)	46.30%	(29,349)	—	(743)	30,092	—
OneEnergy Asia Limited		1,172,226	40.00%	468,891	25,512	—	—	494,403
KAS INVESTMENT I LLC		44	29.89%	13	—	—	—	13
KAS INVESTMENT II LLC		44	29.89%	13	—	—	—	13
Energyco Co., Ltd.		6,207	29.00%	1,800	829	—	—	2,629
CAES, LLC		42,153	36.00%	15,175	2,923	—	—	18,098
Hapcheon Floating Photovoltaic Power Plant Inc.		26,026	49.00%	12,753	39	—	—	12,792
Busan Industrial Solar Power Co., Ltd.		3,786	28.02%	1,061	290	—	—	1,351
Bitsolar Energy Co., Ltd.		(5,977)	27.10%	(1,620)	—	—	1,620	—
Pulau Indah O&M Sdn. Bhd.		156	40.00%	62	—	—	—	62
Guadalupe Solar SpA		3,631	60.00%	2,179	98	—	—	2,277
Omisan Wind Power Co., Ltd.		28,661	42.00%	12,038	166	—	—	12,204
Foresight Iberian Solar Group Holding, S.L.		(14,972)	75.00%	(11,229)	1,427	—	9,802	—
Yeongwol Eco Wind Co., Ltd.		(4,129)	29.00%	(1,197)	1,828	—	—	631
Gurae Resident Power Co., Ltd.		1,241	29.00%	360	48	—	—	408
Cheongju Eco Park Co., Ltd.		37,318	29.00%	10,822	195	—	—	11,017
Enel X Midland Photovoltaic, LLC		14,108	20.00%	2,822	—	—	—	2,822
Geumsungsan Wind Power Co., Ltd.		24,078	29.00%	6,982	556	—	—	7,538
KEPCO KPS CARABAO Corp.		(441)	40.00%	(176)	—	—	176	—
Prime Swedish Holding AB		82,178	45.00%	36,980	1,684	—	—	38,664
Goheung New Energy Co., Ltd.		37,170	46.15%	17,154	1,084	—	—	18,238

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(5)	Financial information of associates and joint ventures reconciled to the Company’s investments in consolidated financial statements as of December 31, 2024 and 2025 are as follows, C ontinued:

2025
Investees		Net assets	Percentage of ownership(*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
		In millions of won
<Joint ventures>
Gunsan Land Solar Co., Ltd.	￦	41,777	53.83%	22,488	—	—	1,334	23,822
International Offshore Power Transmission Holding Company Limited		(212)	35.00%	(74)	(2)	—	76	—
Pyeongchang Wind Power Co., Ltd.		22,158	58.00%	12,851	—	—	—	12,851
Eumseong Eco Park Co., Ltd.		38,097	29.00%	11,048	577	—	—	11,625
Changwon Nu-ri Energy Co., Ltd.		15,545	61.00%	9,483	3	—	—	9,486
PungBack Wind Farm Corporation		14,276	37.00%	5,282	1,085	—	—	6,367
Trumbull Asset Management, LLC		1,574	78.00%	1,228	—	—	—	1,228
S-Power Chile SpA		766	50.00%	383	155	—	—	538
Seungmun Green Energy		37,749	33.00%	12,457	—	—	—	12,457
Seobusambo highway photovoltaics Co., Ltd.		4,405	80.00%	3,524	—	—	—	3,524
Yangyang Suri Wind Power Co., Ltd.		32,993	29.00%	9,568	—	—	—	9,568
KEPCO for Power Company		21,638	60.00%	12,983	—	—	—	12,983
Taebaek Wind Power Co., Ltd.		21,062	60.00%	12,637	—	—	—	12,637
Kumyang Eco Park Co., Ltd.		23,508	29.00%	6,818	56	—	—	6,874
Jeongeup Green Power Co., Ltd.		11,246	44.86%	5,045	1,679	—	—	6,724
Hadong E-factory Co., Ltd.		1,115	29.99%	334	6	—	—	340
Namyangju Combined Heat and Power Co., Ltd.		209,634	70.10%	146,953	193	—	—	147,146
Samchuck		19,144	25.54%	4,889	—	—	(4,889)	—
Wadi Noor Solar Power Company SAOC		6,589	50.00%	3,295	9	(4,015)	711	—
Fairhaven Energy Storage LLC		2,042	35.00%	715	—	—	(715)	—
Rutile BESS Holdings, LLC		38,198	50.00%	19,099	—	—	—	19,099
Trumbull Development Partners, LLC		690,772	56.23%	388,421	50,847	—	—	439,268
Imha Floating Photovoltaic Power Plant Inc.		11,389	49.00%	5,581	46	—	—	5,627
EDFR KOWEPO AJBAN PV HOLDING LIMITED		1,707	50.00%	854	—	—	—	854
Roof One Energy Co., Ltd.		3,955	48.00%	1,899	34	—	—	1,933
Taean Haetdeulwon Solar Power Co., Ltd.		17,612	45.00%	7,925	712	—	—	8,637
Haetbyeotgil Solar Power Co., Ltd.		2,408	30.00%	723	9	—	—	732
Seongseo Neulpureun Energy Co., Ltd.		1,367	49.81%	681	—	—	—	681
Luluah SKY Energy Holding Ltd.		423	15.00%	63	—	—	—	63
KES Yona Holdings LLC		—	0.00%	—	—	—	—	—
Siraj AlTaqa AlNazifa		—	0.00%	—	—	—	—	—
Nour Ibri Solar Power Company		1,184	30.77%	364	—	—	9	373
Lucy Equity Holdings, LLC		(148,557)	20.00%	(29,711)	1,268	—	28,443	—

(*)	The percentage of ownership shown above is an effective percentage of ownership including the treasury stocks and others.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(6)	As of December 31, 2024 and 2025, unrecognized equity interest in investments in associates and joint ventures whose book value has been reduced to zero due to accumulated losses are as follows:

		2024		2025
		Unrecognized equity interest	Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest

		In millions of won
Boim Combined Heat and Power Generation Co., Ltd.	W	769	28,723	2,394	31,117
Samcheok Eco Materials Co., Ltd.		895	5,326	(5)	5,321
Barakah One Company		33,994	174,713	(174,713)	—
KAPES, Inc.		916	3,931	6,877	10,808
ITR Co., Ltd.		14	15	(14)	1
SEP Co., Ltd.		—	15	—	15
Noeul Green Energy Co., Ltd.		(1,377)	3,835	(1,434)	2,401
PlatformN. Co., Ltd.		(44)	18	2	20
KEPCO KPS CARABAO Corp.		207	244	(68)	176
Bitsolar Energy Co., Ltd.		1,264	1,264	356	1,620
Green Energy Electricity Generation Co., Ltd.		396	396	(396)	—
O2&B Global Co., Ltd.		6	6	14	20
Pulau Indah O&M Sdn. Bhd.		1	1	(1)	—
Foresight Iberian Solar Group Holding, S.L. (*2)		4,395	4,395	5,407	9,802
Green Radiation Co., Ltd.,		11	11	(11)	—
Hoenggye Renewable Energy Co., Ltd.,		266	266	(266)	—
CapMan Lynx SCA, SICAR (*1)		31,090	31,090	(31,090)	—
G.GURU Co., Ltd.		—	—	2	2
International Offshore Power Transmission Holding Company Limited		—	—	76	76
Jeju Gimnyeong Wind Power Co., Ltd.		—	—	76	76
Korea Energy Data Co., Ltd.		—	—	8	8
Wadi Noor Solar Power Company SAOC		—	—	711	711
Jaeun Resident Wind Power Plant Co., Ltd.		—	—	759	759
Lucy Equity Holdings, LLC		—	—	3,538	3,538
Remal First Holding Company		—	—	7,532	7,532
Naseem First Holding Company		—	—	8,170	8,170
KNOC Nigerian East Oil Co., Ltd. (*2)		14,180	14,180	(333)	13,847
KNOC Nigerian West Oil Co., Ltd. (*2)		13,038	13,038	(306)	12,732

(*1)	Liquidated during the period.

(*2)	Further share of losses exceeding the carrying amount of the investment is recognized against other long-term interests, such as loans, that in substance form part of the net investment in the entity.

(7)	As of December 31, 2025, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Taebaek Wind Power Co., Ltd.
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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of December 31, 2025, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, C ontinued:

(iii)	Daeryun Power Co., Ltd.
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

(vi)	Omisan Wind Power Co., Ltd.
The Company has the right to claim Unison Co., Ltd. to transfer its shares in Omisan Wind Power Co., Ltd. either as a whole or as a part after the completion of the power generation complex, and if the Company exercises its right to claim transfer, Unison Co., Ltd. is obliged to transfer such shares at fair value to the Company or a third party designated by the Company.

(vii)	Geumsungsan Wind Power Co., Ltd.
The Company has a right to purchase shares owned by Daemyung Energy Co., Ltd., within the range of 18%, for 3 years after the commencement of the operation.

(viii)	Seungmun Green Energy
According to the special conditions of the REC trading contract, the Company may demand the sale of ownership stakes held by other investors to the Company, or the investors may acquire new stakes or modify business documents through a capital increase in Seungmun Green Energy with prior written consent from the trustee. In the event that other investors sell their stakes to the Company, they may demand that the Company purchase their stakes in the future if certain conditions are met.

(ix)	Taebaek Guinemi Wind Power Co., Ltd.
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

(x)	HORANG ENERGY Inc.
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

(xi)	Namyangju Combined Heat and Power Co., Ltd.
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

(xii)	Jeongeup Green Power Co., Ltd.
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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures as of December 31, 2025 are as follows:

Company	Nature and extent of any significant restrictions

Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

Daeryun Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior consent of the financial institutions.

KNH Solar Co., Ltd.	Shares cannot be wholly or partially transferred without the prior written consent of other shareholders.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without the prior written consent of other shareholders.

Naepo Green Energy Co., Ltd.	Dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of interested parties. All or part of the stocks held cannot be transferred without the written consent of the financial institution and if the conditions for the O&M utilization rate are not met or if a payment deferment is necessary due to the fulfillment of the obligation to provide funds, the contract amount will be paid in a subordinated order.

Solaseado Solar Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of other stakeholders including shareholders and financial institutions.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the written consent of the other shareholders.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and consent of the financial institutions is obtained. Also, shares cannot be wholly or partially transferred without the written consent of the financial institutions.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Diego de Almagro Solar SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures as of December 31, 2025 are as follows, Continued:

Company	Nature and extent of any significant restrictions

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the payment conditions are satisfied.

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when prior written consent of financial institutions is obtained.

Bitsolar Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Omisan Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without the consent of the stakeholders including other shareholders financial institutions. Also, either of Korea Southern Power Co., Ltd., a subsidiary of the Company, and Unison Co., Ltd. shall not transfer their shares to others wholly or partially until 4 years have passed from the completion of power complex without the written consent from the other party. In case the shares of each party become less than 10% of outstanding shares after the transfer, it also requires the written consent from the other party.

Yangyang Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Industrial Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Geumsungsan Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred for 3 years after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

KPE green energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Cheongju Eco Park Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied, or permitted by related financing contracts, or prior written consent of financial institutions is obtained.

Goheung New Energy Co., Ltd.	Payment of dividends or repayment of loans such as subordinated loans to the investors can only be made when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures as of December 31, 2025 are as follows, Continued:

Company	Nature and extent of any significant restrictions

Seungmun Green Energy	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Trumbull Asset Management, LLC	Shares cannot be either wholly or partially transferred without the consent of the stakeholders.

HORANG ENERGY Inc.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred before three years have passed after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

Yanggu Floating Photovoltaic Power Plant Inc.	Payment of dividends or repayment of loans such as subordinated loans to the investors can be made only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Hoenggye Renewable Energy Co., Ltd.	Dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained.

Dongducheon Dream Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid only when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior consent of the stakeholders.

Shin Pyeongtaek Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Seoroseoro Sunny Power Plant Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Anjwa Smart Farm & Solar City Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Muan Solar Park Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

YuDang Solar Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haemodum Solar Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

Cheongna Energy Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions is obtained.

Hapcheon Floating Photovoltaic Power Plant Inc.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Yeongwol Eco Wind Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Gurae Resident Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures as of December 31, 2025 are as follows, C ontinued:

Company	Nature and extent of any significant restrictions

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

Nepal Water & Energy Development Company Private Limited	The Company must maintain a minimum percentage of ownership (50%) until the project completion date and thereafter.

Goseong Green Power Co., Ltd.	Shares cannot be either wholly or partially transferred before the final completion date of the project without the consent of the stakeholders.

Gangneung Eco Power Co., Ltd.	Shares cannot be either wholly or partially transferred until two years have elapsed from the final completion date of the project without the consent of the stakeholders.

S-Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior consent of the stakeholders is obtained.

South Jamaica Power Company Limited	Dividends can be paid only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Rutile BESS Holdings, LLC	Shares cannot be either wholly or partially transferred without prior written consent of other stakeholders.

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Company’s abilities on associates or joint ventures as of December 31, 2025 are as follows, C ontinued:

Company	Nature and extent of any significant restrictions

Roof One Energy Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be wholly or partially transferred without obtaining prior consent of the stakeholders.

Amaala Sustainable Company for Energy LLC	Dividends may be payable only when all conditions prescribed in the loan agreement between Amaala Sustainable Company for Energy LLC and financial institution are satisfied.

Namjeju Bitdream Energy Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Cheonwang Green Energy Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haetbyeotgil Solar Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be wholly or partially transferred without obtaining prior consent of the stakeholders.

Luluah SKY Energy Holding Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be wholly or partially transferred without obtaining prior consent of the stakeholders.

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of December 31, 2024 and 2025 are as follows:

		2024
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
		In millions of won

Land	￦	14,577,296	(27,403)	—	(29,241)	14,520,652
Buildings		26,217,223	(41,718)	(12,812,659)	(7,103)	13,355,743
Structures		89,573,695	(149,737)	(37,762,078)	(18,678)	51,643,202
Machinery		122,610,077	(105,546)	(65,120,941)	(533,405)	56,850,185
Ships		17,870	—	(7,336)	—	10,534
Vehicles		452,812	(2,745)	(371,245)	(116)	78,706
Equipment		2,512,223	(3,915)	(2,073,752)	(375)	434,181
Tools		1,428,994	(1,306)	(1,255,257)	(1)	172,430
Construction-in-progress		31,307,153	(223,566)	—	(22,795)	31,060,792
Right-of-use assets		6,031,076	—	(2,984,680)	—	3,046,396
Asset retirement costs		18,283,796	—	(8,388,929)	(146,423)	9,748,444
Others		17,198,254	—	(15,136,756)	—	2,061,498

	￦	330,210,469	(555,936)	(145,913,633)	(758,137)	182,982,763

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

18.	Property, Plant and Equipment, Continued

(1)	Property, plant and equipment as of December 31, 2024 and 2025 are as follows, C ontinued:

		2025
		Acquisition cost	Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
		In millions of won

Land	￦	14,867,112	(27,392)	—	(30,756)	14,808,964
Buildings		27,544,929	(38,077)	(13,779,225)	(7,119)	13,720,508
Structures		93,340,759	(149,558)	(40,552,716)	(18,678)	52,619,807
Machinery		126,564,408	(94,337)	(70,384,493)	(546,317)	55,539,261
Ships		17,870	—	(9,199)	—	8,671
Vehicles		538,604	(2,683)	(402,753)	(116)	133,052
Equipment		2,641,393	(1,868)	(2,191,439)	(376)	447,710
Tools		1,495,250	(982)	(1,305,965)	(1)	188,302
Construction-in-progress		36,779,508	(230,573)	—	(22,795)	36,526,140
Right-of-use assets		5,441,389	—	(2,809,452)	—	2,631,937
Asset retirement costs		18,347,513	—	(9,302,981)	(146,422)	8,898,110
Others		18,380,931	—	(16,151,855)	—	2,229,076

	￦	345,959,666	(545,470)	(156,890,078)	(772,580)	187,751,538

(2)	Changes in property, plant and equipment for the years ended December 31, 2024 and 2025 are as follows:

		2024
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
		In millions of won

Land	￦	14,398,088	28,390	(38,162)	—	—	159,739	14,548,055
(Government grants)		(27,404)	—	1	—	—	—	(27,403)
Buildings		13,360,204	3,767	(13,366)	(984,288)	(1,351)	1,032,495	13,397,461
(Government grants)		(46,227)	—	—	4,508	—	1	(41,718)
Structures		50,890,001	16,201	(303,046)	(2,873,012)	(9,154)	4,071,949	51,792,939
(Government grants)		(157,881)	—	1,330	9,458	—	(2,644)	(149,737)
Machinery		53,817,046	341,652	(199,670)	(6,311,423)	(735)	9,308,861	56,955,731
(Government grants)		(119,824)	—	522	16,076	—	(2,320)	(105,546)
Ships		12,365	—	—	(1,865)	—	34	10,534
Vehicles		83,374	4,311	(223)	(43,837)	—	37,826	81,451
(Government grants)		(2,837)	—	8	1,233	—	(1,149)	(2,745)
Equipment		430,875	84,020	(236)	(210,376)	—	133,813	438,096
(Government grants)		(5,932)	—	—	2,118	—	(101)	(3,915)
Tools		164,474	32,825	(68)	(82,603)	—	59,108	173,736
(Government grants)		(62)	—	—	341	—	(1,585)	(1,306)
Construction-in-progress		32,008,502	14,335,323	—	—	—	(15,059,467)	31,284,358
(Government grants)		(173,474)	6,806	75	—	—	(56,973)	(223,566)
Right-of-use assets		3,363,743	132,495	(2,252)	(538,995)	—	91,405	3,046,396
Asset retirement costs		9,733,574	—	—	(1,809,280)	—	1,824,150	9,748,444
Others		2,146,930	1,704	—	(1,011,161)	—	924,025	2,061,498

	￦	179,875,535	14,987,494	(555,087)	(13,833,106)	(11,240)	2,519,167	182,982,763

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

		2025
		Beginning balance	Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
		In millions of won

Land	￦	14,548,055	3,397	(14,757)	—	—	299,661	14,836,356
(Government grants)		(27,403)	—	11	—	—	—	(27,392)
Buildings		13,397,461	29,671	(27,419)	(1,008,638)	(16)	1,367,526	13,758,585
(Government grants)		(41,718)	—	4	3,937	—	(300)	(38,077)
Structures		51,792,939	8,593	(304,274)	(3,015,461)	—	4,287,568	52,769,365
(Government grants)		(149,737)	—	687	9,552	—	(10,060)	(149,558)
Machinery		56,955,731	477,443	(238,182)	(6,371,551)	(14,246)	4,824,403	55,633,598
(Government grants)		(105,546)	—	384	15,011	—	(4,186)	(94,337)
Ships		10,534	—	—	(1,863)	—	—	8,671
Vehicles		81,451	5,482	(108)	(49,732)	—	98,642	135,735
(Government grants)		(2,745)	—	6	1,309	—	(1,253)	(2,683)
Equipment		438,096	88,890	(166)	(212,174)	—	134,932	449,578
(Government grants)		(3,915)	—	—	2,119	—	(72)	(1,868)
Tools		173,736	36,172	(48)	(78,791)	—	58,215	189,284
(Government grants)		(1,306)	—	—	437	—	(113)	(982)
Construction-in-progress		31,284,358	15,728,954	(65)	—	—	(10,256,534)	36,756,713
(Government grants)		(223,566)	4,685	—	—	—	(11,692)	(230,573)
Right-of-use assets		3,046,396	100,430	(5,876)	(477,663)	—	(31,350)	2,631,937
Asset retirement costs		9,748,444	—	—	(1,437,687)	—	587,353	8,898,110
Others		2,061,498	2,849	—	(1,007,904)	—	1,172,633	2,229,076

	￦	182,982,763	16,486,566	(589,803)	(13,629,099)	(14,262)	2,515,373	187,751,538

(3)
For the year ended December 31, 2025, the Company’s subsidiaries including Korea Hydro & Nuclear Power Co., Ltd. have recognized proceeds and costs from selling items produced before its intended use, by accounting ￦7,038 million (￦101,609 million for the year ended December 31, 2024) as revenue and ￦23,041 million (￦77,549 million for the year ended December 31, 2024) as cost of sales
in profit or loss.

19.	Investment Properties

(1)	Investment properties as of December 31, 2024 and 2025 are as follows:

		2024
		Acquisition cost	Government grants	Accumulated depreciation	Book value

		In millions of won
Land	￦	210,509	—	—	210,509
Buildings		32,517	(22)	(14,020)	18,475

	￦	243,026	(22)	(14,020)	228,984

		2025
		Acquisition cost	Government grants	Accumulated depreciation	Book value

		In millions of won
Land	￦	218,041	—	—	218,041
Buildings		38,311	(22)	(17,558)	20,731

	￦	256,352	(22)	(17,558)	238,772

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

19.	Investment Properties, Continued

(2)	Changes in investment properties for the years ended December 31, 2024 and 2025 are as follows:

		2024
		Beginning balance	Disposal	Depreciation	Others	Ending balance

		In millions of won
Land	￦	172,594	—	—	37,915	210,509
Buildings		12,955	—	(683)	6,225	18,497
(Government grants)		(22)	—	1	(1)	(22)

	￦	185,527	—	(682)	44,139	228,984

		2025
		Beginning balance	Disposal	Depreciation	Others	Ending balance

		In millions of won
Land	￦	210,509	—	—	7,532	218,041
Buildings		18,497	—	(1,082)	3,338	20,753
(Government grants)		(22)	—	—	—	(22)

	￦	228,984	—	(1,082)	10,870	238,772

(3)	Income and expenses related to investment properties for the years ended December 31, 2024 and 2025 are as follows:

		2024	2025

		In millions of won
Rental income	￦	11,594	12,394
Operating and maintenance expenses related to rental income		(716)	(1,103)

	￦	10,878	11,291

(4)	Fair value of investment properties as of December 31, 2024 and 2025 are as follows:

		2024		2025

		Book value	Fair value	Book value	Fair value
		In millions of won
Land	￦	210,509	337,379	218,041	363,922
Buildings		18,475	19,094	20,731	24,126

	￦	228,984	356,473	238,772	388,048

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

(5)	All of the Company’s investment properties are held under freehold interests.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

20.	Construction Contracts

(1)	Changes in total contract amount in which revenue is not yet recognized for the years ended December 31, 2023, 2024 and 2025 are as follows:

		2023
		Beginning balance	Increase (decrease) (*)	Recognized as revenue	Ending balance

		In millions of won
Nuclear power plant construction in overseas and others	￦	5,594,946	986,049	(785,395)	5,795,600

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

		2025
		Beginning balance	Increase (decrease) (*)	Recognized as revenue	Ending balance

		In millions of won
Nuclear power plant construction in overseas and others	￦	6,136,773	28,724,681	(673,693)	34,187,761

(*)
For the year ended December 31, 2025, the increased balance of contracts from new orders is ￦29,718,160 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ￦993,479 million.

(2)	Accumulated earned revenue, expense and others related to the Company’s construction contracts in progress as of December 31, 2024 and 2025 are as follows:

		2024
		Accumulated earned revenue	Accumulated expense	Accumulated profit	Unearned advance receipts

		In millions of won
Nuclear power plant construction in overseas and others	￦	24,255,432	24,008,579	246,853	80,069

		2025
		Accumulated earned revenue	Accumulated expense	Accumulated profit (loss)	Unearned advance receipts

		In millions of won
Nuclear power plant construction in overseas and others	￦	23,954,612	25,468,062	(1,513,450)	102,359

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

20.	Construction Contracts, Continued

(3)	Gross amount due from customers recognized as contract assets and due to customers recognized as contract liabilities for contract work as of December 31, 2024 and 2025 are as follows:

		2024		2025
		Contract assets (*1)	Contract liabilities (*2)	Contract assets (*1)	Contract liabilities (*2)

		In millions of won
Nuclear power plant construction in overseas and others	￦	1,159,085	161,778	538,057	363,521

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.

(*2)
Included in non-financial liabilities as advance received in the consolidated statements of financial position. The revenue recognized for the year ended December 31, 2025 from the amounts included in contract liabilities at the end of the prior year was ￦134,174 million.

(4)
The Company has recognized provisions for expected contract losses arising from certain overseas power plant construction projects. With respect to the UAE nuclear power plant project, the Company is in discussions with the contracting parties regarding prolongation costs and potential liquidated damages. In addition, during the year ended December 31, 2025, the Company recognized provisions in relation to other overseas construction projects based on updated estimates of total contract costs and expected recoveries. For certain projects, detailed quantitative disclosures and project specific information have not been provided, as such disclosures could prejudice the Company’s position in ongoing negotiations with counterparties.

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of December 31, 2024 and 2025 are as follows:

		2024
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value

		In millions of won
Software	￦	1,156,641	(844)	(976,633)	(19)	179,145
Copyrights, patents rights and other industrial rights		107,040	—	(71,231)	(9,178)	26,631
Mining rights		670,083	—	(66,938)	(573,723)	29,422
Development expenditures		1,011,550	(939)	(937,877)	—	72,734
Intangible assets under development		96,544	(3,473)	—	(8,903)	84,168
Usage rights of donated assets and others		592,680	—	(459,165)	(136)	133,379
Leasehold rights		28,185	—	(25,216)	(538)	2,431
Greenhouse gas emissions rights		135,534	—	—	—	135,534
Others		620,366	(229)	(224,410)	(12,253)	383,474

	￦	4,418,623	(5,485)	(2,761,470)	(604,750)	1,046,918

F-15
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

21.	Intangible Assets other than Goodwill, Continued

(1)	Intangible assets as of December 31, 2024 and 2025 are as follows, C ontinued:

		2025
		Acquisition cost	Government grants	Accumulated amortization	Accumulated impairment losses	Book value

		In millions of won
Software	￦	1,237,800	(804)	(1,064,876)	(19)	172,101
Copyrights, patents rights and other industrial rights		57,100	—	(42,168)	—	14,932
Mining rights		626,449	—	(16,125)	(601,636)	8,688
Development expenditures		1,033,744	(540)	(965,175)	—	68,029
Intangible assets under development		125,687	(5,044)	—	—	120,643
Usage rights of donated assets and others		602,139	—	(470,762)	(136)	131,241
Leasehold rights		28,185	—	(25,959)	(538)	1,688
Greenhouse gas emissions rights		108,300	—	—	—	108,300
Others		631,396	(136)	(243,363)	(12,224)	375,673

	￦	4,450,800	(6,524)	(2,828,428)	(614,553)	1,001,295

(2)	Changes in intangible assets for the years ended December 31, 2024 and 2025 are as follows:

		2024
		Beginning balance	Acquisition	Disposal	Amortization	Impairment	Others	Ending balance

		In millions of won
Software	￦	197,841	18,249	(4)	(88,985)	—	52,888	179,989
(Government grants)		(413)	—	—	229	—	(660)	(844)
Copyrights, patents rights and other industrial rights		23,491	576	(44)	(4,846)	—	7,454	26,631
Mining rights		32,165	—	(100)	(5,798)	—	3,155	29,422
Development expenditures		55,434	—	—	(25,830)	—	44,069	73,673
(Government grants)		(2,121)	—	—	1,364	—	(182)	(939)
Intangible assets under development		86,013	69,878	—	(14)	—	(68,236)	87,641
(Government grants)		(2,458)	—	—	—	—	(1,015)	(3,473)
Usage rights of donated assets and others		145,251	36	—	(11,903)	—	(5)	133,379
Leasehold rights		3,929	—	—	(960)	(538)	—	2,431
Greenhouse gas emissions rights		107,086	123	—	(416)	—	28,741	135,534
Others		388,088	3,997	(394)	(26,501)	(364)	18,877	383,703
(Government grants)		(322)	—	—	93	—	—	(229)

	￦	1,033,984	92,859	(542)	(163,567)	(902)	85,086	1,046,918

F-15
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

		2025
		Beginning balance	Acquisition	Disposal	Amortization	Impairment	Others	Ending balance

		In millions of won
Software	￦	179,989	23,008	(2,267)	(89,309)	40	61,444	172,905
(Government grants)		(844)	—	—	342	—	(302)	(804)
Copyrights, patents rights and other industrial rights		26,631	390	(12)	(4,937)	(8,348)	1,208	14,932
Mining rights		29,422	30	(972)	(1,569)	—	(18,223)	8,688
Development expenditures		73,673	—	—	(27,901)	—	22,797	68,569
(Government grants)		(939)	—	—	496	—	(97)	(540)
Intangible assets under development		87,641	75,291	—	—	(30)	(37,215)	125,687
(Government grants)		(3,473)	—	—	—	—	(1,571)	(5,044)
Usage rights of donated assets and others		133,379	—	—	(11,599)	—	9,461	131,241
Leasehold rights		2,431	—	—	(743)	—	—	1,688
Greenhouse gas emissions rights		135,534	1,523	—	—	—	(28,757)	108,300
Others		383,703	2,251	(1,350)	(23,483)	(58)	14,746	375,809
(Government grants)		(229)	—	—	93	—	—	(136)

	￦	1,046,918	102,493	(4,601)	(158,610)	(8,396)	23,491	1,001,295

(3)	Significant specific intangible assets as of December 31, 2024 and 2025 are as follows:

2024
Type	Description	Currency	Amount	Remaining useful lives

	In millions of won and thousands of Australian dollars
Software	S/4HANA ERP license	KRW	4,276	2 years and 11 months
Copyrights, patents rights and other industrial rights	Contributions to APR NRC DC	KRW	12,523	3 years
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	8,697	1 year and 11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	5,799	5 years and 6 months
Others	Occupancy and use of public waters	KRW	65,389	12 years and 1 month
	Greenhouse gas emissions rights	KRW	135,534	—
	Business rights	KRW	143,216	24 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

F-15
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of December 31, 2024 and 2025 are as follows, C ontinued:

2025
Type	Description	Currency	Amount	Remaining useful lives

	In millions of won and thousands of Australian dollars
Software	S/4HANA ERP license	KRW	2,810	1 years and 11 months
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	4,159	11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	4,745	4 years and 6 months
Others	Occupancy and use of public waters	KRW	59,977	11 years and 1 month
	Greenhouse gas emissions rights	KRW	108,300	—
	Business rights	KRW	143,216	24 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)	For the years ended December 31, 2023, 2024 and 2025, the Company recognized research and development expenses of ￦ 717,561 million, ￦ 773,931 million and ￦ 794,917 million, respectively.

22.	Trade and Other Payables
Trade and other payables as of December 31, 2024 and 2025 are as follows:

		2024		2025
		Current	Non-current	Current	Non-current

		In millions of won
Trade payables	￦	4,494,504	—	3,543,008	—
Non-trade payables		2,224,036	1,432,421	2,413,056	1,298,781
Accrued expenses		1,983,697	22,259	2,066,595	39,309
Leasehold deposits received		3,211	3,237	5,448	956
Other deposits received		97,276	45,012	82,116	38,788
Lease liabilities		603,492	3,095,964	510,105	2,640,775
Dividends payable		5,063	—	1,319	—
Others (*)		36	10,348	24	10,199

	￦	9,411,315	4,609,241	8,621,671	4,028,808

(*) Details of others as of December 31, 2024 and 2025 are as follows:

		2024		2025
		Current	Non-current	Current	Non-current

		In millions of won
Advance received from local governments	￦	—	2,689	—	2,689
Others		36	7,659	24	7,510

	￦	36	10,348	24	10,199

F-15
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of December 31, 2024 and 2025 are as follows:

		2024	2025

		In millions of won
Current liabilities
Short-term borrowings	￦	9,122,792	9,979,420
Current portion of long-term borrowings		8,434,330	8,744,156
Current portion of debt securities		26,908,467	27,173,916
Less: Current portion of discount on long-term borrowings		(16,537)	(2,054)
Less: Current portion of discount on debt securities		(7,100)	(8,468)

		44,441,952	45,886,970

Non-current liabilities
Long-term borrowings		3,153,867	3,317,261
Debt securities		85,149,391	80,769,677
Less: Discount on long-term borrowings		(35,071)	(42,487)
Less: Discount on debt securities		(176,739)	(162,129)

		88,091,448	83,882,322

	￦	132,533,400	129,769,292

(2)	Repayment schedules of borrowings and debt securities as of December 31, 2024 and 2025 are as follows:

2024
Type		Borrowings	Debt Securities

		In millions of won
Less than 1 year	￦	17,557,122	26,908,467
1~ 5 years		1,488,840	63,087,182
More than 5 years		1,665,027	22,062,209

	￦	20,710,989	112,057,858

2025
Type		Borrowings	Debt Securities

		In millions of won
Less than 1 year	￦	18,723,576	27,173,916
1~ 5 years		1,268,982	59,991,872
More than 5 years		2,048,279	20,777,805

	￦	22,040,837	107,943,593

F-1
59

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of December 31, 2024 and 2025 are as follows:

2024
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency

	In millions of won and thousands of USD
Local short-term borrowings	Yuanta Securities Co., Ltd. and others	3.27~4.60	2025.01.07 ~2025.12.31	—	￦	4,953,348
Local short-term borrowings	Nonghyup Bank and others	3M CD+0.23~0.65 4.17	2025.01.02 ~2025.11.20	—		3,934,600
Foreign short-term borrowings	Hana Bank	SOFR(1M)+0.90	2025.08.12	USD 40,000		58,800
Local bank overdraft	Korea Development Bank	3.85	2025.04.28	—		100,000
Local bank overdraft	Woori Bank and others	Standard overdraft rate+1.37 4.20	2025.02.21 ~2025.03.28	—		76,044

					￦	9,122,792

2025
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency

	In millions of won and thousands of USD
Local short-term borrowings	Yuanta Securities Co., Ltd. and others	2.82 ~ 3.65	2026.01.02 ~ 2026.05.18	—	￦	7,018,433
Local short-term borrowings	Nonghyup Bank and others	3M CD + 0.62 ~ 0.80	2026.05.27 ~ 2026.07.11	—		2,600,000
Local short-term borrowings	Korea Development Bank	Short-term loan base interest rate + 1.03	2026.02.24	—		30,000
Local short-term borrowings	Export-Import Bank of Korea	2.97 ~ 3.30	2026.09.18 ~ 2026.12.29	—		30,000
Foreign short-term borrowings	Hana Bank and others	SOFR(1M) + 0.40 ~ 0.90	2026.08.11 ~ 2026.11.25	USD 49,165		70,547
Local bank overdraft	Nonghyup Bank	3.26	2026.01.08	—		183,300
Local bank overdraft	Hana Bank	1-year financial bond rate + 1.07	2026.10.31	—		47,140

					￦	9,979,420

F-16
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2024 and 2025 are as follows:

2024
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

		In millions of won
Local long-term borrowings
Korea Development Bank	Others	0.50	2025~2044	—	￦	1,424
	Facility	2.60~4.94	2025~2042	—		51,960
	Facility	CB rate +0.90	2029	—		9,486
Hana Bank and others	Commercial Paper	3M CD +0.31~1.20	2025~2029	—		7,550,000
	Facility	4.60	2028	—		4,904
	Facility	3yr KTB rate -1.25	2028	—		2,492
Export-Import Bank of Korea	Project loans	1.00	2026	—		4,419
	Facility	1.32	2025~2028	—		64,000
	Operating funds	3M bank debenture rate +0.66	2026	—		50,000
Korea Energy Agency	Development of power resources	3yr KTB rate -2.25 1.75	2025~2028	—		7,494
	Project loans	—	2033	—		1,197
Shinhan Bank and others	Facility	CB rate +0.90~1.10	2028~2029	—		13,995
	Operating funds	6M bank debenture rate +0.93~1.03	2025~2027	—		50,000
	Others	3.95	2034	—		67,733
	Others	Standard overdraft rate +1.00	2034	—		67,733
Kookmin Bank	Facility	3M CD +1.79 5.53~5.63	2030~2037	—		167,945
	Operating funds	1yr bank debenture rate +0.78	2025	—		20,000
Woori Bank	Facility	3M CD +1.90 5.12~5.61	2034~2042	—		100,071
IBK	Facility	4.00~5.80	2042~2044	—		30,690
Nonghyup Bank	Facility	5.53~5.63	2030~2041	—		36,351
Others	Facility	3.30~6.80	2028~2042	—		801,687
	Facility	CB rate +1.10 2.25~5.63	2028~2041	—		24,517
	PF Refinancing	CB rate +1.25	2030	—		5,726
	PF Refinancing	4.10	2030	—		15,905
	Securitized debts (*)	3M CD +1.80	2025	—		54,236
	Others	4.40~7.90	2025~2039	—		113,362
	Others	2.00~6.15	2031~2034	—		49,826

					￦	9,367,153

F-16
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2024 and 2025 are as follows, C ontinued:

2024
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

		In millions of won and thousands of foreign currencies
Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744	￦	12,853
Export-Import Bank of Korea and others	Direct Loan and others	6M Synthetic Libor+1.80~3.20	2036	USD 72,163		106,080
	Direct Loan and others	6M Synthetic Libor+2.25~3.70	2027	JOD 44,126		91,437
	Facility	SOFR+0.43 SOFR(1M)+1.83	2029~2031	USD 112,672		165,628
Korea Development Bank and others	EBL	SOFR(1M)+0.86	2025	USD 149,592		219,900
POSCO E&C and others	Shareholder’s loan	5.60~8.00	2025~2026	USD 10,145		14,914
	Shareholder’s loan	8.00	2031	JOD 4,853		10,056
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2025~2032	JPY 3,937,987		36,878
Woori Bank and others	Syndicated Loan	JPY 6M Tibor+1.84	2025	JPY 2,178,069		20,397
Solar Construction Lending, LLC	Facility	5.00	2025	USD 28,303		41,605
Kiwoom Solar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 38,139		58,304
IFC and others	Facility	SOFR(3M)+1.60~1.99 SOFR(6M)+5.00 6.19~7.22	2026~2032	USD 772,852		1,136,092
Hanwha US Solar Private Fund 1 and others	Facility	6.00	2038	USD 60,743		89,292
DBS Bank and others	Facility	1M BBSY+1.40~2.25	2025	AUD 178,729		163,301
Nonghyup Bank and others	Facility	10.40	2039	USD 36,943		54,307

						2,221,044

						11,588,197
Less: discount on long-term borrowings						(51,608)
Less: current portion of long-term borrowings						(8,434,330)
Add: current portion of discount on long-term borrowings						16,537

					￦	3,118,796

(*)	The main reasons for early repayment of securitized debts as of December 31, 2024 are as follows:

Type	Details
Non-payment of proceeds	Where the consignor fails to pay the principal to the trustee
Guarantees for supplemental funding	Where the consignor fails to fulfill guarantees for supplemental funding
Additional trust obligation	Where the consignor fails to fulfill the additional trust obligation
Event of default	In case the event of default occurs under the ABL loan agreement

F-16
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of December 31, 2024 and 2025 are as follows, C ontinued:

The Company is responsible for collateral obligations (fund supplementation) and liability guarantees for entrusted assets.

2025
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

		In millions of won
Local long-term borrowings
Korea Development Bank	Others	0.50	2025~2044	—	￦	1,097
	Facility	4.60~4.94	2028~2042	—		46,340
	Facility	CB rate+0.90	2029	—		7,457
Hana Bank and others	Commercial Paper	3M CD + 0.31~1.20	2025~2030	—		8,350,000
	Facility	4.60	2028	—		3,578
	Facility	3yr KTB rate-1.25	2025~2028	—		1,827
Export-Import Bank of Korea	Project loans	1.00	2026	—		1,473
	Facility	1.32	2026~2028	—		48,000
	Operating funds	3M bank debenture rate+0.66	2026	—		50,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 1.75	2028	—		6,438
	Project loans	—	2033	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		10,586
	Others	3.95	2034	—		61,820
	Others	Standard overdraft rate+1.00	2034	—		61,820
Kookmin Bank	Facility	4.36~5.93	2030~2037	—		161,114
Woori Bank	Facility	3M CD+1.90 4.66~5.20	2034~2042	—		92,963
IBK	Facility	4.00~5.80	2042~2044	—		30,690
Nonghyup Bank	Facility	5.60~5.70	2030~2041	—		39,093
Others	Facility	3.30~6.80	2028~2042	—		768,821
	Facility	CB rate+1.10 1.75~5.70	2028~2041	—		20,549
	Others	4.40~7.90	2038~2039	—		79,296
	Others	2.00~5.41	2031~2034	—		49,819

					￦	9,893,978

2025
Type		Interest rate (%)	Maturity	Foreign currency	Local currency

		In millions of won and thousands of foreign currencies
Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744	￦	12,546
Export-Import Bank of Korea and others	Direct Loan and others	6.72~8.12	2036	USD 65,616		94,152
	Direct Loan and others	6M Synthetic Libor +2.25~3.70	2027	USD 32,621		46,808
	Facility	SOFR+0.43~1.83	2029~2031	USD 125,556		180,160
	Facility	SOFR+0.78	2029	SAR 517,167		197,847
POSCO E&C and others	Shareholder’s loan	8.00	2026	USD 4,086		5,863
	Shareholder’s loan	8.00	2031	USD 6,845		9,822
NH-Amundi	Syndicated Loan	8.00	2032	JPY 491,448		4,510
SMTB	Syndicated Loan	((0.55%+TIBOR 6M)×40%) +(1.8225%×60%)	2036	JPY 5,792,647		53,155
Kiwoom Solar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 36,060		60,786
MUFGBank	Facility	SOFR(3M)+1.60~1.99 SOFR(6M)+5.00 5.67~6.18	2026~2032	USD 801,862		1,150,592
Hanwha US Solar Private Fund 1 and others	Facility	6.00	2038	USD 60,818		87,267
Shinhan Bank	Facility	1M BBSY+1.40~2.25	2026	AUD 223,008		214,315
Nonghyup Bank and others	Facility	10.40	2039	USD 34,577		49,616

						2,167,439

						12,061,417
Less: discount on long-term borrowings						(44,541)
Less: current portion of long-term borrowings						(8,744,156)
Add: current portion of discount on long-term borrowings						2,054

					￦	3,274,774

F-16
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of December 31, 2024 and 2025 are as follows:

	Issue date	Maturity	Interest rate (%)		2024	2025

	In millions of won
Electricity Bonds	2012.03.27 ~ 2025.11.06	2026.01.03 ~ 2052.04.21	1.48~5.69	￦	63,960,000	59,850,000
Corporate Bonds (*)	2009.10.16 ~ 2025.12.01	2026.01.16 ~ 2054.06.28	1.29~10.00		28,727,353	29,957,353
Corporate Bonds	2021.05.26 ~ 2023.12.28	2041.05.25 ~ 2043.09.15	1.75~3.78		41,578	41,578

					92,728,931	89,848,931
Less: Discount on local debt securities					(51,149)	(52,559)
Less: Current portion of local debt securities					(22,621,584)	(21,801,584)
Add: Current portion of discount on local debt securities					2,124	2,163

				￦	70,058,322	67,996,951

(*)
Among the corporate bonds, each holder of Hee Mang Sunlight Power Co., Ltd.’s private equity bonds, amounting to ￦1,584 million, may exercise the early redemption rights on the 5th year (March 31, 2021) from the date of issuance of the bonds and every year on March 31 thereafter, until the year before the redemption date.

(6)	Foreign debt securities as of December 31, 2024 and 2025 are as follows:

	2024
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency

	In millions of won and thousands of foreign currencies
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	￦	409,690
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		462,634
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		421,772
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		147,000
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		441,000
FY-17	2017.07.25	2027.07.25	3.13	USD 300,000		441,000
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		61,149
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		59,954
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		312,345
FY-19	2019.07.19	2027.07.19	0.05	CHF 100,000		162,638
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 326,929		480,586
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		441,000
FY-20	2020.05.06	2025.05.06	1.75	USD 500,000		735,000
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		735,000
FY-20	2020.08.03	2026.02.03	1.00	USD 300,000		441,000
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		661,500
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		735,000
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		441,000
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		441,000
FY-22	2022.04.21	2027.04.21	3.63	USD 300,000		441,000
FY-22	2022.05.06	2025.05.06	3.60	USD 500,000		735,000
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD 800,000		1,176,000
FY-22	2022.06.28	2025.06.28	4.13	USD 300,000		441,000
FY-22	2022.07.27	2027.07.27	4.25	USD 700,000		1,029,000
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD 800,000		1,176,000
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD 2,350,000		444,855
FY-23	2023.06.07	2030.06.07	4.51	HKD 1,037,000		196,304
FY-23	2023.07.12	2028.07.12	4.88	USD 350,000		514,500
FY-23	2023.07.18	2028.07.18	5.00	USD 500,000		735,000
FY-23	2023.07.31	2026.07.31	5.38	USD 1,000,000		1,470,000
FY-23	2023.09.21	2026.09.21	5.38	USD 300,000		441,000
FY-24	2024.01.31	2027.01.31	4.88	USD 1,200,000		1,764,000
FY-24	2024.07.29	2029.07.29	4.63	USD 500,000		735,000

						19,328,927
Less: discount on foreign debt securities						(132,690)
Less: current portion of foreign debt securities						(4,286,883)
Add: current portion of discount on foreign debt securities						4,976

					￦	14,914,330

F-16
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of December 31, 2024 and 2025 are as follows, C ontinued:

	2025
Type	Issue date	Maturity	Interest rate (%)	Foreign currency		Local currency

	In millions of won and thousands of foreign currencies
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	￦	399,908
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		451,587
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		411,702
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		143,490
FY-17	2017.07.25	2027.07.25	3.13	USD 300,000		430,470
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		67,429
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		70,187
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		304,277
FY-19	2019.07.19	2027.07.19	0.05	CHF 100,000		181,197
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 310,682		445,798
FY-20	2020.08.03	2026.02.03	0.61	USD 300,000		430,470
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		645,705
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		717,450
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		430,470
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		430,470
FY-22	2022.04.21	2027.04.21	3.63	USD 300,000		430,470
FY-22	2022.06.14	2027.06.14	4.00	USD 300,000		430,470
FY-22	2022.07.27	2027.07.27	4.25	USD 700,000		1,004,430
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD 800,000		1,147,920
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD 2,350,000		433,364
FY-23	2023.06.07	2030.06.07	4.51	HKD 1,037,000		191,233
FY-23	2023.07.12	2028.07.12	4.88	USD 350,000		502,215
FY-23	2023.07.18	2028.07.18	5.00	USD 500,000		717,450
FY-23	2023.07.31	2026.07.31	5.38	USD 1,000,000		1,434,900
FY-23	2023.09.21	2026.09.21	5.38	USD 300,000		430,470
FY-24	2024.01.31	2027.01.31	4.88	USD 1,200,000		1,721,880
FY-24	2024.07.29	2029.07.29	4.63	USD 500,000		717,450
FY-25	2025.02.13	2028.02.13	4.75	USD 400,000		573,960
FY-25	2025.03.05	2028.03.05	4.10	HKD 1,166,000		215,022
FY-25	2025.07.30	2030.07.30	SOFR+0.79	USD 500,000		717,450
FY-25	2025.11.04	2031.05.04	4.00	USD 300,000		430,470
FY-25	2025.11.12	2028.11.12	Compounded Daily SOFR+0.62	USD 600,000		860,939
FY-25	2025.11.12	2030.11.12	4.13	USD 400,000		573,959

						18,094,662
Less: discount on foreign debt securities						(118,038)
Less: current portion of foreign debt securities						(5,372,332)
Add: current portion of discount on foreign debt securities						6,305

					￦	12,610,597

(7)	Changes in borrowings and debt securities for the years ended December 31, 2024 and 2025 are as follows:

		2024			2025
		Borrowings	Debt Securities	Total	Borrowings	Debt Securities	Total
		In millions of won
Beginning balance	￦	19,839,652	113,792,178	133,631,830	20,659,381	111,874,019	132,533,400
Cash flow		604,841	(4,211,164)	(3,606,323)	1,506,642	(3,447,638)	(1,940,996)
Effect of exchange rate fluctuations		250,661	2,294,022	2,544,683	(176,794)	(666,627)	(843,421)
Others		(35,773)	(1,017)	(36,790)	7,067	13,242	20,309

	￦	20,659,381	111,874,019	132,533,400	21,996,296	107,772,996	129,769,292

F-16
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

24.	Leases
Company as a lessee

(1)	Lease contracts
The Company applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ￦152,644 million and ￦195,791 million respectively, as expense for the years ended December 31, 2024 and 2025. The Company also applies the leases of low-value assets recognition exemption to leases contracts with underlying assets considered to be low value (i.e., approximately less than ￦5 million), and recognized ￦3,121 million and ￦4,008 million respectively, as expense for the years ended December 31, 2024 and 2025. The Company has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of December 31, 2024 and 2025 are as follows:

		2024
		Acquisition cost	Accumulated depreciation	Book value

		In millions of won
Land	￦	1,017,114	(339,512)	677,602
Buildings		214,258	(108,417)	105,841
Structures		52,983	(12,124)	40,859
Machinery		54,654	(27,594)	27,060
Ships		3,946,265	(2,015,172)	1,931,093
Vehicles		59,402	(38,482)	20,920
Others (*)		686,400	(443,379)	243,021

	￦	6,031,076	(2,984,680)	3,046,396

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

		2025
		Acquisition Cost	Accumulated depreciation	Book value

		In millions of won
Land	￦	1,025,978	(401,002)	624,976
Buildings		220,277	(126,636)	93,641
Structures		54,310	(15,125)	39,185
Machinery		56,211	(33,535)	22,676
Ships		3,630,728	(2,066,439)	1,564,289
Vehicles		72,416	(47,670)	24,746
Others (*)		381,469	(119,045)	262,424

	￦	5,441,389	(2,809,452))	2,631,937

(*)	During the year ended December 31, 2025, the power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd., an LNG combined-cycle power project operator, was terminated.

F-16
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

24.	Leases, Continued

(3)	Changes in right-of-use assets for the years ended December 31, 2024 and 2025 are as follows:

		2024
		Beginning balance	Increase	Depreciation	Decrease	Others	Ending balance

		In millions of won
Land	￦	655,860	12,369	(65,245)	(117)	74,735	677,602
Buildings		90,573	61,397	(48,371)	(399)	2,641	105,841
Structures		37,356	4,115	(4,595)	—	3,983	40,859
Machinery		5,943	26,200	(7,083)	—	2,000	27,060
Ships		2,313,305	—	(363,032)	(1,656)	(17,524)	1,931,093
Vehicles		25,491	11,042	(14,167)	(77)	(1,369)	20,920
Others		235,215	17,372	(36,502)	(3)	26,939	243,021

	￦	3,363,743	132,495	(538,995)	(2,252)	91,405	3,046,396

		2025
		Beginning balance	Increase	Depreciation	Decrease	Others	Ending balance

		In millions of won
Land	￦	677,602	9,402	(59,793)	(2,035)	(200)	624,976
Buildings		105,841	25,783	(41,921)	(2,282)	6,220	93,641
Structures		40,859	1,889	(8,433)	(96)	4,966	39,185
Machinery		27,060	1,364	(6,515)	(19)	786	22,676
Ships		1,931,093	9,688	(316,823)	—	(59,669)	1,564,289
Vehicles		20,920	21,280	(15,498)	(1,444)	(512)	24,746
Others		243,021	31,024	(28,680)	—	17,059	262,424

	￦	3,046,396	100,430	(477,663)	(5,876)	(31,350)	2,631,937

(4)	Lease liabilities as of December 31, 2024 and 2025 are as follows:

		2024	2025
		In millions of won
Less than 1 year	￦	632,878	526,324
1 ~ 5 years		1,817,340	1,614,003
More than 5 years		1,670,416	1,407,310

		4,120,634	3,547,637
Less: Discount		(421,178)	(396,757)

Present value of lease payment	￦	3,699,456	3,150,880

(5)	The details of the liquidity classification of lease liabilities as of December 31, 2024 and 2025 are as follows:

		2024	2025
		In millions of won
Current lease liabilities	￦	603,492	510,105
Non-current lease liabilities		3,095,964	2,640,775

	￦	3,699,456	3,150,880

F-16
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

24.	Leases, Continued

(6)	Changes in lease liabilities for the years ended December 31, 2024 and 2025 are as follows:

		2024
		Beginning balance	Increase	Decrease	Interest expenses	Others (*)	Ending balance
		In millions of won
Lease liabilities	￦	3,807,880	119,161	(695,466)	82,638	385,243	3,699,456

(*)	Others include the translation effect of foreign currency lease liabilities and others.

		2025
		Beginning balance	Increase	Decrease	Interest expenses	Others (*)	Ending balance
		In millions of won
Lease liabilities	￦	3,699,456	90,362	(626,586)	76,935	(89,287)	3,150,880

(*)	Others include the translation effect of foreign currency lease liabilities and others.

(7)	Details of expense relating to lease contracts as lessee for the years ended December 31, 2024 and 2025 are as follows:

		2024	2025
		In millions of won
Depreciation of right-of-use assets	￦	538,995	477,663
Interest expenses of lease liabilities		82,638	76,935
Leases expenses for short-term leases		152,644	195,791
Leases expenses for leases of low-value assets		3,121	4,008
Variable lease payments		12,420	5,169

	￦	789,818	759,566

(8)
The total cash outflow related to the lease contracts, including cash outflows due to short-term leases and leases of low-value assets, amounts to
￦
863,651 million and
￦
831,553 million, for the years ended December 31, 2024 and 2025, respectively.

Company as a lessor

(1)	Finance lease contracts
The Company entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25-year lease term, and an 89.1MW level Fujeij wind power plant over a 20-year lease term. In addition, the Company provides 1
1
 energy storage system installation projects and 2
95
 energy efficiency contracts as finance leases with a lease term of 3 to 11 years. Also, the Company entered into a PPA with the Commission Federal de Electricidad in Mexico to provide for
 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profit and loss related to finance lease for the years ended December 31, 2024 and 2025 are as follows:

		2024	2025
		In millions of won
Finance income on the net investment in the lease	￦	120,770	118,903

F-16
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

24.	Leases, Continued

(3)	Maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of December 31, 2024 and 2025 are as follows:

		2024	2025
		In millions of won
Less than 1 year	￦	213,300	217,872
1 ~ 2 years		217,747	206,023
2 ~ 3 years		204,867	194,195
3 ~ 4 years		193,379	184,626
4 ~ 5 years		184,436	187,851
More than 5 years		1,420,807	1,218,793

		2,434,536	2,209,360
Less: unearned finance income		(1,078,138)	(932,072)

Net investment in the lease (*)	￦	1,356,398	1,277,288

(*)	Including the present value of unguaranteed residual value amounting to ￦31,857 million and ￦34,047 million, as of December 31, 2024 and 2025, respectively.
The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 0.00% up to 17.37% per year as of December 31, 2025. (prior year : 0.00% ~ 17.15%)

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for the years ended December 31, 2024 and 2025 are as follows:

		2024	2025
		In millions of won
Beginning balance	￦	5,256	5,255
Bad debt expense		—	1,977
Write-off		—	(230)
Reversal		(1)	—

Ending balance	￦	5,255	7,002

25.	Employment Benefits

(1)	Employment benefit obligations as of December 31, 2024 and 2025 are as follows:

		2024	2025
		In millions of won
Net defined benefit asset	￦	40,425	104,344
Net defined benefit obligations		1,449,837	1,380,352
Other long-term employee benefit obligations		1,710	1,500

(2)	Principal assumptions used for actuarial valuation as of December 31, 2024 an d 2025 are as follows:

	2024	2025
Discount rate	3.38%~5.06%	3.38%~5.44%
Future salary and benefit levels	4.83%	4.83%
Weighted average duration	9.89 years	9.65 years

F-1
69

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

25.	Employment Benefits, Continued

(3)	Details of expense relating to defined benefit plans for the years ended December 31, 2023, 2024 and 2025 are as follows:

		2023	2024	2025
		In millions of won
Current service cost	￦	373,802	430,308	486,139
Interest cost		190,257	184,169	173,362
Expected return on plan assets		(163,074)	(141,108)	(124,639)

	￦	400,985	473,369	534,862

Expenses described above are recognized in those items below in the consolidated financial statements.

		2023	2024	2025
		In millions of won
Cost of sales	￦	285,209	340,165	384,386
Selling and administrative expenses		73,521	87,815	99,838
Others (Construction-in-progress and others)		42,255	45,389	50,638

	￦	400,985	473,369	534,862

In addition, for the years ended December 31, 2023, 2024 and 2025, employee benefit obligations expenses of, ￦85,560 million, ￦87,998 million and ￦95,639 million, respectively, are recognized as cost of sales, and ￦16,012 million, ￦16,221 million and ￦22,729 million, respectively, are recognized as selling and administrative expenses, and ￦15,639 million, ￦15,701 million and ￦17,749 million, respectively, are recognized as construction-in-progress and others, relates to the Company’s defined contribution plans.

(4)	Details of defined benefit obligations as of December 31, 2024 and 2025 are as follows:

		2024	2025
		In millions of won
Present value of defined benefit obligation from funded plans	￦	4,960,645	4,978,795
Fair value of plan assets		(3,551,233)	(3,702,787)

Net liabilities incurred from defined benefit plans	￦	1,409,412	1,276,008

(5)	Changes in the present value of defined benefit obligations for the years ended December 31, 2024 and 2025 are as follows:

		2024	2025
		In millions of won
Beginning balance	￦	4,312,702	4,960,645
Current service cost		430,308	486,139
Interest cost		184,169	173,362
Remeasurement component		425,671	32,568
Actual payments		(392,336)	(673,863)
Others		131	(56)

Ending balance	￦	4,960,645	4,978,795

F-17
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

25.	Employment Benefits, Continued

(6)	Changes in the fair value of plan assets for the years ended December 31, 2024 and 2025 are as follows:

		2024	2025
		In millions of won
Beginning balance	￦	3,349,480	3,551,233
Expected return		141,108	124,639
Remeasurement component		(10,030)	(12,236)
Contributions by the employers		254,763	350,970
Actual payments		(184,088)	(311,819)

Ending balance	￦	3,551,233	3,702,787

(7)	Details of the fair value of plan assets as of December 31, 2024 and 2025 are as follows:

		2024	2025
		In millions of won
Equity instruments	￦	2,308	879
Debt instruments		413,522	527,278
Bank deposits		452,158	275,590
Others(*)		2,683,245	2,899,040

	￦	3,551,233	3,702,787

(*)	‘Others’ consist of various financial assets managed by external asset management companies.
For the years ended December 31, 2024 and 2025, actual returns on plan assets amounted to ￦131,078 million and ￦112,403 million, respectively.

(8)	Remeasurement components recognized in other comprehensive income (loss) for the years ended December 31, 2024 and 2025 are as follows:

		2024	2025
		In millions of won
Actuarial loss (gain) from changes in financial assumptions	￦	320,582	(172,587)
Actuarial loss from experience adjustments, etc.		105,089	205,155
Expected loss		10,030	12,236

	￦	435,701	44,804

Remeasurement components recognized as other comprehensive income or loss are included in retained earnings.
In addition, loss on accumulated remeasurement component amounting to ￦95,694 million and gain on accumulated remeasurement component amounting to ￦8,027 million have been recognized as other comprehensive income or loss as of December 31, 2024 and 2025, respectively.

F-17
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

26.	Provisions

(1)	Provisions as of December 31, 2024 and 2025 are as follows:

		2024		2025
		Current	Non-current	Current	Non-current

		In millions of won
Employment benefits
Provisions for employment benefits	￦	1,093,625	—	1,145,049	—
Litigation
Litigation provisions		9,350	479,071	10,114	342,213
Decommissioning cost
Nuclear plants		79,501	23,192,872	55,874	24,121,023
Spent fuel		799,384	2,124,361	700,694	2,044,650
Radioactive waste		84,485	1,677,306	72,616	1,699,429
PCBs		—	39,389	—	14,073
Other recovery provisions		—	50,407	—	55,843
Others
Power plant regional support program		130,256	—	132,818	—
Transmission regional support program (* 1 )		302,631	—	344,824	—
Provisions for financial guarantee		26,440	4,484	21,815	28,894
Provisions for greenhouse gas emissions obligations		156,463	—	151,187	—
Provision for onerous contracts (*2)		434	1,333	1,448,037	1,656
Others		111,402	267,811	87,215	555,919

	￦	2,793,971	27,837,034	4,170,243	28,863,700

(* 1 )
The Company recognized
reimbursement assets of

￦46,444 million and ￦46,069 million as of December 31, 2024 and 2025, respectively, in connection with the provisions for support projects for areas adjacent to transmission and substation facilities.

(*2)
The Company recognized provisions for onerous contracts for those construction contracts where the total estimated contract costs exceed the total contract revenue. Detailed information regarding construction contracts is described in Note 20.

F-17
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

26.	Provisions, Continued

(2)	Changes in provisions for the years ended December 31, 2024 and 2025 are as follows:

		2024
		Beginning balance	Increase in provision	Payment	Reversal	Others	Ending balance

		In millions of won
Employment benefits
Provisions for employment benefits	￦	999,691	1,226,957	(1,127,746)	(5,379)	102	1,093,625
Litigation
Litigation provisions		177,018	373,328	(26,040)	(35,885)	—	488,421
Decommissioning cost
Nuclear plants		21,646,887	1,692,508	(66,971)	—	(51)	23,272,373
Spent fuel		2,925,734	842,753	(463,388)	(381,354)	—	2,923,745
Radioactive waste		1,908,085	113,342	(56,907)	(202,729)	—	1,761,791
PCBs		57,944	7,049	(25,604)	—	—	39,389
Other recovery provisions		36,082	4,479	(879)	—	10,725	50,407
Others
Power plant regional support program		130,034	55,761	(55,539)	—	—	130,256
Transmission regional support program		256,006	202,882	(156,257)	—	—	302,631
Provisions for financial guarantee		49,992	11,347	(25,723)	(5,086)	394	30,924
Provisions for RPS		36,074	891,143	(862,039)	(65,178)	—	—
Provisions for greenhouse gas emissions obligations		18,672	164,438	(17,659)	(5,611)	(3,377)	156,463
Provision for onerous contracts		2,733	348	—	(1,314)	—	1,767
Others		290,217	294,606	(126,693)	(1,127)	(77,790)	379,213

	￦	28,535,169	5,880,941	(3,011,445)	(703,663)	(69,997)	30,631,005

		2025
		Beginning balance	Increase in provision	Payment	Reversal	Others	Ending balance

		In millions of won
Employment benefits
Provisions for employment benefits	￦	1,093,625	1,364,058	(1,301,555)	(11,079)	—	1,145,049
Litigation
Litigation provisions		488,421	44,700	(167,170)	(13,638)	14	352,327
Decommissioning cost
Nuclear plants		23,272,373	1,005,286	(63,355)	(37,407)	—	24,176,897
Spent fuel		2,923,745	578,601	(411,377)	(345,625)	—	2,745,344
Radioactive waste		1,761,791	108,910	(56,879)	(41,777)	—	1,772,045
PCBs		39,389	1,144	(19,958)	(6,502)	—	14,073
Other recovery provisions		50,407	18,963	(1,290)	(280)	(11,957)	55,843
Others
Power plant regional support program		130,256	59,769	(57,207)	—	—	132,818
Transmission regional support program		302,631	212,701	(170,508)	—	—	344,824
Provisions for financial guarantee		30,924	45,864	(22,553)	(3,347)	(179)	50,709
Provisions for RPS		—	1,107,704	(1,101,002)	(6,702)	—	—
Provisions for greenhouse gas emissions obligations		156,463	247,135	(241,024)	(7,204)	(4,183)	151,187
Provision for onerous contracts		1,767	1,448,691	—	(765)	—	1,449,693
Others		379,213	308,807	(44,620)	(147)	(119)	643,134

	￦	30,631,005	6,552,333	(3,658,498)	(474,473)	(16,424)	33,033,943

F-17
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

26.	Provisions, Continued

(3)	Greenhouse gas emissions rights and obligations:

(i)	Allowances received free of charge from the government for each compliance year in the commitment period as of December 31, 2025 are as follows:

	3rd planned period
	2021	2022	2023	2024	2025	Total

	In ten thousands of tons(tCO2-eq)
Allowances received free of charge from the government	15,831	14,542	14,575	12,451	11,838	69,237

(ii)	Changes in greenhouse gas emissions rights for each of the two years ended December 31, 2024 and 2025 are as follows:

	3rd commitment period
	2023		2024		2025		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount	Quantity	Amount
	In ten thousands of tons(tCO2-eq), millions of won
Beginning (*)	14,829	25,128	11,952	99,968	9,288	6,873	36,069	131,969
Purchase (Sell)	1,536	135,837	1,674	174,991	—	—	3,210	310,828
Government Submission	(14,780)	(39,968)	(657)	(53,727)	—	—	(15,437)	(93,695)
Carry Forward (Borrowing)	(1,585)	(129,188)	1,043	44,430	828	128,417	286	43,659
ETC	—	8,191	—	(53,693)	—	244	—	(45,258)

Ending	—	—	14,012	211,969	10,116	135,534	24,128	347,503

(*)	Changes in emission rights due to allowances additionally allocated or cancelled are reflected.

	3rd commitment period
	2024		2025		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
	In ten thousands of tons(tCO2-eq), millions of won
Beginning (*1)	13,784	129,571	11,402	68,476	25,186	198,047
Purchase (Sell)	1,833	176,441	1,823	179,183	3,656	355,624
Government Submission	(13,884)	(159,199)	(2,858)	(240,001)	(16,742)	(399,200)
Carry Forward (Borrowing)	(1,708)	(146,813)	1,275	92,621	(433)	(54,192)
ETC	—	—	25	7,271	25	7,271

Ending (*2)	25	—	11,667	107,550	11,692	107,550

(*1)	Changes in emission rights due to allowances additionally allocated or cancelled are reflected.

(*2)
Current greenhouse gas emissions rights represent those expected to be surrendered to the government or sold within one year from the end of the reporting period. Non-current greenhouse gas emissions rights, amounting to ￦108,300 million, are classified as other intangible assets (See Note 21).

(iii)	The Company does not have greenhouse gas emissions rights pledged as collateral as of December 31, 2025.

(iv)	The Company does not hold any greenhouse gas emissions rights prepared for generating a profit from short-term fluctuations in price as of December 31, 2025.

(v)	The estimated greenhouse gas emission of the Company for the year ended December 31, 2025 is 11,401 ten thousand tons.

F-17
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

27.	Government Grants

(1)	Government grants as of December 31, 2024 and 2025 are as follows:

		2024	2025

		In millions of won
Land	￦	27,403	27,392
Buildings		41,718	38,077
Structures		149,737	149,558
Machinery		105,546	94,337
Vehicles		2,745	2,683
Equipment		3,915	1,868
Tools		1,306	982
Construction-in-progress		223,566	230,573
Investment properties		22	22
Software		844	804
Development expenditures		939	540
Intangible assets under development		3,473	5,044
Other intangible assets		229	136

	￦	561,443	552,016

(2)	Changes in government grants for the years ended December 31, 2024 and 2025 are as follows:

		2024
		Beginning balance	Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Revenue	Others	Ending balance
		In millions of won
Cash	￦	—	59,503	—	—	—	4,789	(64,292)	—
Land		27,404	—	—	—	(1)	—	—	27,403
Buildings		46,227	—	—	(4,508)	—	—	(1)	41,718
Structures		157,881	—	—	(9,458)	(1,330)	—	2,644	149,737
Machinery		119,824	—	—	(16,076)	(522)	—	2,320	105,546
Vehicles		2,837	—	—	(1,233)	(8)	—	1,149	2,745
Equipment		5,932	—	—	(2,118)	—	—	101	3,915
Tools		62	—	—	(341)	—	—	1,585	1,306
Construction-in-progress		173,474	—	(6,806)	—	(75)	—	56,973	223,566
Investment properties		22	—	—	(1)	—	—	1	22
Software		413	—	—	(229)	—	—	660	844
Development expenditures		2,121	—	—	(1,364)	—	—	182	939
Intangible assets under development		2,458	—	—	—	—	—	1,015	3,473
Other intangible assets		322	—	—	(93)	—	—	—	229

	￦	538,977	59,503	(6,806)	(35,421)	(1,936)	4,789	2,337	561,443

F-17
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

27.	Government Grants, Continued

(2)	Changes in government grants for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

		2025
		Beginning balance	Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Revenue	Others	Ending balance
		In millions of won
Cash	￦	—	25,019	—	—	—	224	(25,243)	—
Land		27,403	—	—	—	(11)	—	—	27,392
Buildings		41,718	—	—	(3,937)	(4)	—	300	38,077
Structures		149,737	—	—	(9,552)	(687)	—	10,060	149,558
Machinery		105,546	—	—	(15,011)	(384)	—	4,186	94,337
Vehicles		2,745	—	—	(1,309)	(6)	—	1,253	2,683
Equipment		3,915	—	—	(2,119)	—	—	72	1,868
Tools		1,306	—	—	(437)	—	—	113	982
Construction-in-progress		223,566	—	(4,685)	—	—	—	11,692	230,573
Investment properties		22	—	—	—	—	—	—	22
Software		844	—	—	(342)	—	—	302	804
Development expenditures		939	—	—	(496)	—	—	97	540
Intangible assets under development		3,473	—	—	—	—	—	1,571	5,044
Other intangible assets		229	—	—	(93)	—	—	—	136

	￦	561,443	25,019	(4,685)	(33,296)	(1,092)	224	4,403	552,016

F-17
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

27.	Government Grants, Continued

(3)	Changes in government grants for specific business projects for the years ended December 31, 2024 and 2025 are as follows:

					2024
Department	Business Name	Description	Period	Budget	Beginning Balance	Received	Interest	Used	Return	Others	Ending Balance
					In millions of Won
Ministry of Trade, Industry and Resources	Temporary electricity bill support for small business owners	Temporary electricity bill support for small business owners	2021.04.01 ~ 2022.06.30	211,235	1,069	—	—	(791)	(278)	—	—
Ministry of Employment and Labor	Support for the installation of workplace daycare centers	Support for the installation of workplace daycare centers	2023.01.01 ~ 2023.12.31	1,491	—	—	1	—	—	—	1
Ministry of Trade, Industry and Resources	Support for underground power line installation	Daebul Industrial Complex Underground Power Line Project (Phase 1) (Subsidy)	2023.12.01 ~ 2025.12.31	3,492	—	3,492	—	(3,492)	—	—	—
Ministry of Trade, Industry and Resources	Construction of the Integrated Control System for Renewable Energy in Transmission Area	Construction of the Integrated Control System for Renewable Energy in Transmission Area	2023.01.01 ~ 2023.12.31	490	—	213	—	(213)	—	—	—
Ministry of Trade, Industry and Resources	Construction of the Integrated Control System for Renewable Energy in Power Distribution Sector	Construction of the Integrated Control System for Renewable Energy in Power Distribution Sector	2023.01.01 ~ 2023.12.31	2,510	2	203	—	(205)	—	—	—
Ministry of SMEs and Startup	Temporary electricity bill support for small business owners	Temporary electricity bill support for small business owners (2024)	2024.02.15 ~ 2024.12.31	178,753	—	156,058	—	(127,984)	—	—	28,074
Ministry of Trade, Industry and Resources	Electricity supply business in rural areas	Electricity supply business in rural areas (Support for Losses in Local Government Operations)	2024.01.01 ~ 2024.12.31	161,429	—	170,276	—	(170,276)	—	—	—
Ministry of Trade, Industry and Resources	Renewable Energy Generation Difference Support	Renewable Energy Generation Difference Support (2024)	2024.01.01 ~ 2024.12.31	52,170	—	51,413	—	(51,413)	—	—	—
Ministry of Trade, Industry and Resources	Operating expenses for regional projects around the power plant	Operating expenses for regional projects around the power plant (2024)	2024.01.02 ~ 2024.12.31	428	—	61	—	(61)	—	—	—

F-17
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

27.	Government Grants, Continued

(3)	Changes in government grants for specific business projects for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

					2025
Department	Business Name	Description	Period	Budget	Beginning Balance	Received	Used	Return	Others	Ending Balance
				In millions of Won
Ministry of Employment and Labor	Support for the installation of workplace daycare centers	Support for the installation of workplace daycare centers (2021)	2023.01.01 ~ 2023.12.31	1,491	1	—	—	—	—	1
Ministry of Trade, Industry and Resources	Electricity supply business in rural areas	Electricity supply business in rural areas (Support for Losses in Local Government Operations, 2024)	2024.01.01 ~ 2024.12.31	161,429	—	18,828	(18,828)	—	—	—
Ministry of SMEs and startup	Temporary electricity bill support for small business owners	Temporary electricity bill support for small business owners (2024)	2024.02.15 ~ 2024.12.31	178,753	28,074	19,058	(41,772)	—	—	5,360
Ministry of Oceans and Fisheries	Temporary Electricity Cost Support Program for Aquaculture Farmers	Temporary Electricity Cost Support Program for Aquaculture Farmers (2024)	2024.02.13 ~ 2026.03.31	5,601	—	195	(196)	—	32	31
Ministry of Employment and Labor	Support for the installation of workplace daycare centers	Support for the installation of workplace daycare centers (2025)	2025.01.01 ~ 2025.07.09	80	—	80	(80)	—	—	—
Ministry of Climate, Energy and Environment	Electricity supply business in rural areas	Electricity supply business in rural areas (Government Fiscal Loans, 2025)	2025.01.01 ~ 2026.12.31	122	—	111	(111)	—	—	—
Ministry of Climate, Energy and Environment	Electricity supply business in rural areas	Electricity supply business in rural areas (Capital Expenditure for Rural Electrification Support and New Connections, 2025)	2025.01.01 ~ 2026.12.31	20,987	—	9,789	(9,789)	—	—	—
Ministry of Climate, Energy and Environment	Electricity supply business in rural areas	Electricity supply business in rural areas (Support for self-generation Facilities, 2025)	2025.01.01 ~ 2026.12.31	93,925	—	86,747	(86,747)	—	—	—
Ministry of Climate, Energy and Environment	Renewable Energy Generation Difference Support	Renewable Energy Generation Difference Support (2025)	2025.01.01 ~ 2025.12.31	30,913	—	29,901	(29,901)	—	—	—
Ministry of Climate, Energy and Environment	Operating expenses for regional projects around the power plant	Operating expenses for regional projects around the power plant (2025)	2025.01.01 ~ 2025.12.31	436	—	61	(61)	—	—	—
Ministry of Climate, Energy and Environment	Official Development Assistance (ODA)	Energy Industry Cooperation: Improving Efficiency through the Utilization of Distribution Automation Systems (DAS) in the Dominican Republic	2025.01.01 ~ 2026.12.31	6,752	—	788	(788)	—	—	—
Ministry of Climate, Energy and Environment	Official Development Assistance (ODA)	Energy Industry Cooperation: Support for Modernizing Grid Operations based on Distribution Automation Systems (DAS) in the Central-Southern Region of Honduras	2025.01.01 ~ 2026.12.31	10,468	—	222	(222)	—	—	—
Saemangeum Development and Investment Agency	Construction of Power Infrastructure for the Saemangeum Secondary Battery Specialized Complex	Construction of Power Infrastructure for the Saemangeum Secondary Battery Specialized Complex	2025.01.01 ~ 2026.12.31	6,542	—	1,730	(1,730)	—	—	—

F-17
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025
28.	Deferred Revenues
Changes in deferred revenues for the years ended December 31, 2024 and 2025 are as follows which are included in current and non-current non-financial liabilities in the consolidated statements of financial position:

		2024	2025

		In millions of won
Beginning balance	￦	11,548,855	13,652,565
Increase		2,924,341	1,308,338
Recognized as revenue		(820,631)	(861,760)

Ending balance	￦	13,652,565	14,099,143

29.	Non-financial Liabilities
Non-financial liabilities as of December 31, 2024 and 2025 are as follows:

		2024		2025
		Current	Non-current	Current	Non-current

		In millions of won
Advance received	￦	3,531,207	354,218	3,742,661	423,445
Unearned revenue		37,062	14,910	56,306	18,364
Deferred revenue		776,988	12,875,577	826,003	13,273,140
Withholdings		271,425	2,296	300,016	1,024
Others		1,710,459	34,519	1,880,185	10,186

	￦	6,327,141	13,281,520	6,805,171	13,726,159

30.	Contributed Capital

(1)	Details of share capital as of December 31, 2024 and 2025 are as follows:

	2024
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government(*)	Owned by others	Total

	In millions of won except share information
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of W1,056,176 million is included.

	2025
	Shares authorized	Shares issued	Par value per share (in won)		Owned by government(*)	Owned by others	Total

	In millions of won except share information
Common shares	1,200,000,000	641,964,077	￦	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of W1,056,176 million is included.

F-1
79

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

30.	Contributed Capital, Continued

(2)	Details in number of outstanding capital stock for the years ended December 31, 2024 and 2025 are as follows.

	2024	2025

	Number of shares
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of December 31, 2024 and 2025 are as follows:

		2024	2025

		In millions of won
Share premium	￦	843,758	843,758

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of December 31, 2024 and 2025 are as follows:

		2024	2025
		In millions of won
Legal reserve (*)	￦	1,604,910	1,604,910
Voluntary reserves		—	567,469
Retained earnings before appropriations		18,523,337	26,328,205

Retained earnings	￦	20,128,247	28,500,584

(*)
The KEPCO Act (Article 14) requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of December 31, 2024 and 2025 are as follows:

		2024	2025

		In millions of won
Reserve for business expansion		—	567,469

	￦	—	567,469

(3)	Changes in retained earnings for the years ended December 31, 2024 and 2025 are as follows:

		2024	2025

		In millions of won
Beginning balance	￦	16,338,262	20,128,247
Profit for the year attributed to owners of the controlling company		3,491,698	8,544,918
Changes in equity method retained earnings		(6,346)	(5,944)
Remeasurements of defined benefit liability, net of tax		(281,761)	(29,899)
Transfer of revaluation reserve		586,394	—
Dividend paid		—	(136,738)

Ending balance	￦	20,128,247	28,500,584

F-18
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid

					(In won)
Common shares	641,964,077	—	641,964,077	￦	—	—

	2024
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid

					(In won)
Common shares	641,964,077	—	641,964,077	￦	—	—

	2025
In millions of won	Number of shares issued	Number of treasury stocks	Number of shares eligible for dividends		Dividends paid per share	Dividends paid

					(In won)
Common shares	641,964,077	—	641,964,077	￦	213	136,738

(5)	Changes in retained earnings of investments in associates and joint ventures for the years ended December 31, 2024 and 2025 are as follows:

		2024	2025

		In millions of won
Beginning balance	￦	(11,074)	(17,420)
Changes		(6,346)	(5,944)

Ending balance	￦	(17,420)	(23,364)

(6)	Changes in remeasurement components related to defined benefit liability for the years ended December 31, 2024 and 2025 are as follows:

		2024	2025
		In millions of won
Beginning balance	￦	29,229	(95,694)
Changes		(421,327)	(47,266)
Income tax effect		139,566	17,367
Transfer to reserve for business expansion		156,838	133,620
Ending balance	￦	(95,694)	8,027

F-18
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

32.	Statements of Appropriation of Retained Earnings
For the year ended December 31, 2024, KEPCO’s retained earnings were appropriated on March 26, 2025. For the year ended December 31, 2025, KEPCO’s retained earnings were
 appropriated on March 25, 2026. The statements of appropriation of retained earnings of KEPCO, the controlling company, for the years ended December 31, 2024 and 2025, respectively, are as follows:

		2024	2025

		In millions of won except for dividends per share
I. Unappropriated retained earnings
Unappropriated retained earnings carried over from prior years	￦	—	—
Net profit		829,339	7,249,900
Remeasurement of the defined benefit plan		(125,132)	(20,426)

		704,207	7,229,474

II. Transfer from voluntary reserves		—	—

III. Subtotal (I+II)		704,207	7,229,474

IV. Appropriation of retained earnings
Dividends		(136,738)	(989,909)
Voluntary reserves		(567,469)	(6,239,565)

		(704,207)	(7,229,474)

V. Unappropriated retained earnings to be carried over forward to subsequent year		—	—

33.	Hybrid Bonds
Hybrid bonds classified as equity (non-controlling interest) as of December 31, 2024 and 2025 are as follows:

Issuer	Hybrid bond	Issued date	Maturity	Yield (%)		2024	2025

	In millions of won
Korea South-East Power Co., Ltd. (*1,2)	2nd hybrid bond	2012.12.07	2042.12.06	5.10	￦	230,000	—
Expense of issuance						(627)	—

					￦	229,373	—

(*1)
Bondholders may not require prepayment in any case, and the Company has a call option to repay all of these bonds on or after 12 years from the date of issuance of the bonds, or on each interest payment date henceforth. In addition, there is a step-up clause from the date of the initial call option exercise. Although these instruments have contractual maturity dates, the contractual agreements allow the Company to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Company decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds. From December 7, 2024, the date when the call option becomes exercisable for the first time, the interest rate has increased from 4.44% to 5.10% due to the application of the step-up provision.

(*2)	2nd hybrid bond was redeemed during the year ended December 31, 2025.

F-18
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

34.	Other Components of Equity

(1)	Other components of equity as of December 31, 2024 and 2025 are as follows:

		2024	2025
		In millions of won
Other capital surplus	￦	1,600,812	1,566,635
Accumulated other comprehensive income		1,424,014	1,340,560
Other equity		12,708,585	12,708,585

	￦	15,733,411	15,615,780

(2)	Changes in other capital surplus for the years ended December 31, 2024 and 2025 are as follows:

		2024			2025
		Gains on disposal of treasury stocks	Others	Total	Gains on disposal of treasury stocks	Others	Total
		In millions of won
Beginning balance	￦	387,524	1,213,277	1,600,801	387,524	1,213,288	1,600,812
Additional paid-in capital and others		—	(7)	(7)	—	(855)	(855)
Equity transaction within the consolidated entity		—	18	18	—	(33,322)	(33,322)

Ending balance	￦	387,524	1,213,288	1,600,812	387,524	1,179,111	1,566,635

(3)	Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2024 and 2025 are as follows:

		2024
		Financial assets at fair value through other comprehensive income valuation reserve	Shares of other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
		In millions of won
Beginning balance	￦	(20,002)	943,733	(331,570)	(34,731)	557,430
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		100,759	—	—	—	100,759
Shares of other comprehensive income of associates and joint ventures, net of tax		—	654,225	—	—	654,225
Foreign currency translation of foreign operations, net of tax		—	—	99,624	—	99,624
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	11,976	11,976

Ending balance	￦	80,757	1,597,958	(231,946)	(22,755)	1,424,014

F-18
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

34.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

		2025
		Financial assets at fair value through other comprehensive income valuation reserve	Shares of other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
		In millions of won
Beginning balance	￦	80,757	1,597,958	(231,946)	(22,755)	1,424,014
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		143,888	—	—	—	143,888
Shares of other comprehensive loss of associates and joint ventures, net of tax		—	(257,793)	—	—	(257,793)
Foreign currency translation of foreign operations, net of tax		—	—	(5,032)	—	(5,032)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	35,483	35,483

Ending balance	￦	224,645	1,340,165	(236,978)	12,728	1,340,560

(4)	Other equity as of December 31, 2024 and 2025 are as follows:

		2024	2025
		In millions of won
Statutory revaluation reserve	￦	12,708,704	12,708,704
Changes in other equity		(119)	(119)

	￦	12,708,585	12,708,585

35.	Sales

Details	of sales for the years ended December 31, 2023, 2024 and 2025 are as follows :

		2023		2024		2025
		Domestic	Overseas	Domestic	Overseas	Domestic	Overseas
		In millions of won
[Type of goods and services]
Sales of goods	￦	85,588,151	351,986	90,659,090	359,622	94,771,926	395,871
Electricity		82,954,778	—	88,889,764	—	93,004,580	—
Heat supply		440,435	—	363,154	—	342,123	—
Others		2,192,938	351,986	1,406,172	359,622	1,425,223	395,871
Sales related to rendering of services		467,661	283,217	482,251	228,194	475,616	250,480
Sales related to construction services		186,996	598,399	145,496	703,612	185,467	488,226

	￦	86,242,808	1,233,602	91,286,837	1,291,428	95,433,009	1,134,577

F-18
4

KOREA ELECTRIC POWER CORPORATION AN
D SU
BSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

35.	Sales, Continued
Details of sales for the years ended December 31, 2023, 2024 and 2025 are as follows, Continued:

		2023		2024		2025
		Domestic	Overseas	Domestic	Overseas	Domestic	Overseas
		In millions of won
[Timing of revenue recognition]
Performance obligations satisfied at a point in time	￦	85,588,151	351,986	90,659,090	359,622	94,771,926	395,871
Performance obligations satisfied over time		654,657	881,616	627,747	931,806	661,083	738,706

	￦	86,242,808	1,233,602	91,286,837	1,291,428	95,433,009	1,134,577

36.	Selling and Administrative Expenses

(1)	Selling and administrative expenses for the years ended December 31, 2023, 2024 and 2025 are as follows:

		2023	2024	2025
		In millions of won
Salaries	￦	1,098,460	1,180,379	1,220,937
Retirement benefit expense		89,533	104,036	122,567
Welfare and benefit expense		152,836	151,840	196,532
Insurance expense		27,726	30,460	34,783
Depreciation		241,533	231,114	238,291
Amortization of intangible assets		88,648	88,920	82,897
Bad debt expense		62,808	35,232	82,402
Commission		460,644	429,977	455,435
Advertising expense		30,305	32,205	38,523
Training expense		7,900	8,911	9,388
Vehicle maintenance expense		9,044	9,218	9,548
Publishing expense		3,281	2,857	3,087
Business promotion expense		2,559	2,687	2,938
Rent expense		44,807	48,474	63,562
Telecommunication expense		7,813	9,406	9,673
Transportation expense		1,099	1,108	1,142
Taxes and dues		112,449	98,714	100,765
Expendable supplies expense		7,252	6,976	9,809
Water, light and heating expense		16,207	15,009	14,784
Repairs and maintenance expense		154,062	197,942	173,738
Ordinary development expense		217,319	217,975	186,947
Travel expense		16,265	18,726	21,491
Clothing expense		10,450	11,216	10,777
Survey and analysis expense		1,068	871	738
Membership fee		1,503	1,709	2,168
Others		196,011	134,064	141,055

	￦	3,061,582	3,070,026	3,233,977

F-18
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

36.	Selling and Administrative Expenses, Continued

(2)	Details of “others” included in selling and administrative expenses for the years ended December 31, 2023, 2024 and 2025 are as follows:

		2023	2024	2025
		In millions of won
Accommodation development expenses	￦	49,988	48,902	38,751
Miscellaneous wages		97,474	33,020	35,503
Litigation and filing expenses		19,204	22,578	20,047
Compensation for damages		4,300	7,653	8,544
Outsourcing expenses		3,511	1,368	1,779
Reward expenses		2,770	2,764	2,951
Overseas market development expenses		1,503	1,378	1,780
Others		17,261	16,401	31,700

	￦	196,011	134,064	141,055

37.	Other Income and Expenses

(1)	Other income for the years ended December 31, 2023, 2024 and 2025 are as follows:

		2023	2024	2025
		In millions of won
Reversal of other provisions	￦	79,001	35,317	8,847
Reversal of other allowance for bad debt		1,941	17,699	4,101
Gains on government grants		239	4,789	224
Gains on assets contributed		24,183	29,968	4,505
Gains on liabilities exempted		854	504	914
Compensation and reparations revenue		93,785	84,682	99,976
Revenue from foundation fund		60	58	245
Income related to transfer of assets from customers		743,051	820,631	861,760
Rental income		210,972	204,277	209,400
Others		121,816	100,060	97,091

	￦	1,275,902	1,297,985	1,287,063

(2)	Details of “others” included in other income for the years ended December 31, 2023, 2024 and 2025 are as follows:

		2023	2024	2025
		In millions of won
Refund of claim for rectification	￦	1,054	1,512	10,585
Maintenance income on lease building		124	109	801
Training income		1,946	2,486	3,218
Deposit redemption		100	252	223
Reversal of expenses on litigation		44,197	45,751	6,817
Revenue on royalty fee		422	—	—
Gains on guarantee contracts		16	85	85
Others		73,957	49,865	75,362

	￦	121,816	100,060	97,091

F-18
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

37.	Other Income and Expenses, Continued

(3)	Other expenses for the years ended December 31, 2023, 2024 and 2025 are as follows:

		2023	2024	2025
		In millions of won
Compensation and indemnification expense	￦	34	234	2,174
Accretion expenses of other provisions		4,962	5,841	6,441
Depreciation expenses on investment properties		493	682	1,082
Depreciation expenses on idle assets		3,683	3,642	3,614
Other bad debt expense		40,683	42,776	4,700
Donations		169,748	324,694	145,798
Others		39,302	87,819	79,578

	￦	258,905	465,688	243,387

(4)	Details of “others” included in other expenses for the years ended December 31, 2023, 2024 and 2025 are as follows:

		2023	2024	2025
		In millions of won
Operating expenses related to the idle assets	￦	1,494	1,741	761
Research grants		174	662	254
Supporting expenses on farming and fishing village		13,249	15,344	12,833
Operating expenses on fitness center		8,921	10,116	5,277
Expenses on adjustment of research and development grants		388	392	655
Taxes and dues		1,935	18,065	10,506
Expenses on R&D supports		9	41	205
Others		13,132	41,458	49,087

	￦	39,302	87,819	79,578

38.	Other Gains (Losses)

(1)	Composition of other gains (losses) for the years ended December 31, 2023, 2024 and 2025 are as follows:

		2023	2024	2025

		In millions of won
Other gains
Gains on disposal of property, plant and equipment	￦	32,196	85,990	285,525
Gains on disposal of intangible assets		136	41	18
Reversal of impairment loss on intangible assets		16,035	—	42
Gains on foreign currency translation		27,123	77,269	22,283
Gains on foreign currency transactions		139,077	74,520	110,496
Gains on insurance proceeds		6,785	3,411	1,840
Others		346,795	273,745	434,280
Other losses
Losses on disposal of property, plant and equipment		(98,120)	(112,018)	(112,692)
Losses on disposal of intangible assets		(71)	(111)	(13)
Loss on impairment of property, plant and equipment		(17,031)	(11,240)	(14,262)
Loss on impairment of intangible assets		(2,865)	(902)	(8,439)
Losses on foreign currency translation		(3,901)	(29,225)	(37,045)
Losses on foreign currency transactions		(165,187)	(148,381)	(128,384)
Others		(258,286)	(128,215)	(214,676)

	￦	22,686	84,884	338,973

F-18
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

38.	Other Gains (Losses), Continued

(2)	Details of “others” included in other gains for the years ended December 31, 2023, 2024 and 2025 are as follows:

		2023	2024	2025

		In millions of won
Gains on disposal of inventories	￦	20,447	18,789	41,403
Gains on proxy collection of TV license fee		41,372	33,191	22,359
Gains on compensation of impaired electric poles		1,138	688	289
Gains on harbor facilities dues		3,666	3,710	3,806
Gains on technical fees		3,071	1,836	2,166
Reversal of occupation development training fees		1,452	1,466	935
Gains on disposal of waste		3,815	2,950	4,728
Gains on tax rebate		374	206	1,642
Gains on other commission		2,044	1,945	2,623
Gain on insurance settlement		—	—	736
Others		269,416	208,964	353,593

	￦	346,795	273,745	434,280

(3)	Details of “others” included in other losses for the years ended December 31, 2023, 2024 and 2025 are as follows:

		2023	2024	2025

		In millions of won
Losses on valuation of inventories	￦	9,936	9,941	4,944
Losses on disposal of inventories		5,471	15,494	15,804
Losses due to disaster		7,138	5,761	17,651
Losses on rounding adjustment of electric charge surtax		1,332	1,351	1,383
Others		234,409	95,668	174,894

	￦	258,286	128,215	214,676

39.	Finance Income

(1)	Finance income for the years ended December 31, 2023, 2024 and 2025 are as follows:

		2023	2024	2025

		In millions of won
Interest income	￦	429,620	467,525	440,386
Dividend income		25,941	70,601	26,137
Gains on disposal of financial assets		13,162	45,493	58,115
Gains on valuation of financial assets at fair value through profit or loss		152,322	83,408	133,082
Gains on valuation of derivatives		382,611	2,231,533	314,700
Gains on transaction of derivatives		268,618	362,119	258,795
Gains on foreign currency translation		104,901	142,723	500,074
Gains on foreign currency transactions		42,886	35,893	303,706
Others		4,970	8,882	3,148

	￦	1,425,031	3,448,177	2,038,143

F-18
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

39.	Finance Income, Continued

(2)	Details of interest income included in finance income for the years ended December 31, 2023, 2024 and 2025 are as follows:

		2023	2024	2025

		In millions of won
Cash and cash equivalents	￦	100,205	102,505	95,671
Financial assets at fair value through profit or loss		65,470	54,385	40,506
Financial assets at amortized cost		2,929	2,859	3,561
Loans		44,029	45,511	39,279
Short-term financial instruments		34,260	31,766	56,022
Long-term financial instruments		14,183	20,562	24,270
Other financial assets		241	262	370
Trade and other receivables		168,303	209,675	180,707

	￦	429,620	467,525	440,386

40.	Finance Expenses

(1)	Finance expenses for the years ended December 31, 2023, 2024 and 2025 are as follows:

		2023	2024	2025

		In millions of won
Interest expense	￦	4,451,659	4,665,095	4,339,560
Losses on disposal of financial assets		1	434	3,525
Losses on valuation of financial assets at fair value through profit or loss		24,015	14,247	24,983
Losses on valuation of derivatives		148,412	127,822	232,628
Losses on transaction of derivatives		178,959	59,462	288,182
Losses on foreign currency translation		491,782	2,557,597	78,206
Losses on foreign currency transactions		49,677	90,485	50,325
Others		2,513	20,086	21,342

	￦	5,347,018	7,535,228	5,038,751

(2)	Details of interest expense included in finance expenses for the years ended December 31, 2023, 2024 and 2025 are as follows:

		2023	2024	2025

		In millions of won
Trade and other payables	￦	200,440	191,918	162,569
Short-term borrowings		376,066	395,773	329,111
Long-term borrowings		407,915	465,352	451,529
Debt securities		3,634,680	3,857,917	3,541,732
Other financial liabilities		614,332	668,115	704,342

		5,233,433	5,579,075	5,189,283
Less: Capitalized borrowing costs		(781,774)	(913,980)	(849,723)

	￦	4,451,659	4,665,095	4,339,560

Capitalization rates for the years ended December 31, 2023, 2024 and 2025 are 2.34%~4.28%, 2.39%~4.94%
, 2.04%~4.00% respectively.

F-1
89

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

41.	Income Taxes

(1)	Income tax expense (benefit) for the years ended December 31, 2023, 2024 and 2025 are as follows:

		2023	2024	2025

		In millions of won
Current income tax expense
Payment of income tax	￦	621,957	1,301,275	2,012,555
Adjustment in respect of prior years due to change in estimate		(32,100)	(44,892)	(82,133)
Current income tax directly recognized in equity		93,705	(128,337)	(53,243)

		683,562	1,128,046	1,877,179

Deferred tax expense (benefit)
Generation and realization of temporary differences		(1,845,236)	(1,561,484)	4,455
Changes of unrecognized tax losses, tax credit and temporary differences for prior periods		(15,244)	(7,740)	48,957
Changes in deferred tax on tax losses carryforwards		(1,650,017)	2,012,537	1,053,591
Tax credit carryforwards		(16,734)	72,371	18,359
Amount due to change in tax rate or regulations		5,836	(9,169)	(82,267)

		(3,521,395)	506,515	1,043,095

Income tax expense (benefit)	￦	(2,837,833)	1,634,561	2,920,274

(2)
Reconciliation between actual income tax expense (benefit) and amount computed by applying the statutory tax rate to profit (loss) before income taxes for the years ended December 31, 2023, 2024 and 2025 are as follows:

		2023	2024	2025

		In millions of won
Profit (loss) before income tax	￦	(7,553,977)	5,256,529	11,586,930

Income tax expense (benefit) computed at applicable tax rate (*1)		(1,936,840)	1,363,018	3,119,202
Adjustments
Effect of applying gradual tax rate		(10,362)	(10,362)	(10,362)
Effect of non-taxable income		(26,993)	(86,442)	(437,942)
Effect of non-deductible expenses		39,411	28,712	15,336
Effect of tax losses that are not recognized as deferred tax assets		—	(797)	—
Effects of tax credits and deduction		(53,724)	(54,364)	(118,434)
Reversal of unrecognized deferred tax assets, net		(15,244)	(7,740)	48,957
Effect of change in deferred tax due to change in tax rate		211,736	(11,985)	(372,426)
Deduction of deferred tax assets		29,095	—	10,136
Deferred tax related to investments in subsidiaries, associates and joint ventures		(1,063,007)	447,833	784,577
Others, net		20,195	11,580	(36,637)

		(868,893)	316,435	(116,795)
Adjustment in respect of prior years due to change in estimate		(32,100)	(44,892)	(82,133)

Income tax expense (benefit)	￦	(2,837,833)	1,634,561	2,920,274

Effective tax rate		(*2)	(*2)	(*2)

(*1)	Applicable tax rates are 25.64%, 25.93% and 26.92% as of December 31, 2023, 2024 and 2025, respectively.

(*2)
The average effective tax rate for the year ended December 2023 is not calculated due to the resulting income tax benefit and the effective
tax rates are 31.10% and 25.20% for the year ended December 31, 2024 and 2025, respectively.

F-19
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

41.	Income Taxes, Continued

(3)	Income tax recognized as other comprehensive income (loss) for the years ended December 31, 2023, 2024 and 2025 are as follows:

		2023	2024	2025

		In millions of won
Income tax recognized as other comprehensive income (loss)
Loss on valuation of financial assets at fair value through other comprehensive income	￦	(10,624)	(61,807)	(68,449)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		4,863	(8,435)	(28,316)
Remeasurement of defined benefit liability		133,134	139,566	17,367
Investments in associates		(40,213)	(134,639)	15,865
Others		6,545	(63,022)	10,290

	￦	93,705	(128,337)	(53,243)

(4)	Changes in deferred tax assets (liabilities) recognized in the consolidated statements of financial position for the years ended December 31, 2024 and 2025 are as follows:

		2024
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance

		In millions of won
Deferred tax on temporary differences
Long-term employee benefits	￦	339,284	384,503	139,566	—	863,353
Cash flow hedge		(20,855)	(126,825)	(8,435)	—	(156,115)
Investments in subsidiaries, associates and joint ventures		(7,117,637)	(597,996)	(134,639)	—	(7,850,272)
Property, plant and equipment		(7,007,277)	(462,457)	—	—	(7,469,734)
Finance lease		(225,696)	683	—	—	(225,013)
Intangible assets		(23,405)	(3,168)	—	—	(26,573)
Financial assets at fair value through profit or loss		(1,742)	1,012	—	—	(730)
Financial assets at fair value through other comprehensive income		27,358	18,110	(61,807)	—	(16,339)
Deferred revenue		156,400	1,705,918	—	—	1,862,318
Provisions		7,041,660	561,988	—	—	7,603,648
Doubtful receivables		2,400	(136)	—	—	2,264
Other finance liabilities		17,992	(561)	—	—	17,431
Gains or losses on foreign exchange translation		128,010	87,265	—	—	215,275
Allowance for doubtful accounts		55,743	12,078	—	—	67,821
Accrued income		33,935	(48,467)	—	—	(14,532)
Special deduction for property, plant and equipment		(211,860)	542	—	—	(211,318)
Others		1,216,228	166,914	(63,022)	—	1,320,120

		(5,589,462)	1,699,403	(128,337)	—	(4,018,396)

Deferred tax on unused tax losses and tax credit
Unused tax losses		13,338,743	(2,038,156)	—	—	11,300,587
Excess of donation limit		46,322	(4,112)	—	—	42,210
Tax credit		203,064	(35,313)	—	—	167,751

		13,588,129	(2,077,581)	—	—	11,510,548

	￦	7,998,667	(378,178)	(128,337)	—	7,492,152

F-19
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

41.	Income Taxes, Continued

(4)	Changes in deferred tax assets (liabilities) recognized in the consolidated statements of financial position for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

		2025
		Beginning balance	Amounts recognized in profit or loss	Amount recognized in other comprehensive income (loss)	Amounts recognized directly in equity	Ending balance

		In millions of won
Deferred tax on temporary differences
Long-term employee benefits	￦	863,353	(364,037)	17,367	—	516,683
Cash flow hedge		(156,115)	54,250	(28,316)	—	(130,181)
Investments in subsidiaries, associates and joint ventures		(7,850,272)	(556,478)	15,865	—	(8,390,885)
Property, plant and equipment		(7,469,734)	(827,785)	—	—	(8,297,519)
Finance lease		(225,013)	(38,008)	—	—	(263,021)
Intangible assets		(26,573)	(3)	—	—	(26,576)
Financial assets at fair value through profit or loss		(730)	880	—	—	150
Financial assets at fair value through other comprehensive income		(16,339)	(8,489)	(68,449)	—	(93,277)
Deferred revenue		1,862,318	797,179	—	—	2,659,497
Provisions		7,603,648	975,554	—	—	8,579,202
Doubtful receivables		2,264	107	—	—	2,371
Other finance liabilities		17,431	(17,662)	—	—	(231)
Gains or losses on foreign exchange translation		215,275	(51,782)	—	—	163,493
Allowance for doubtful accounts		67,821	2,500	—	—	70,321
Accrued income		(14,532)	(1,517)	—	—	(16,049)
Special deduction for property, plant and equipment		(211,318)	(8,149)	—	—	(219,467)
Others		1,320,120	130,394	10,290	—	1,460,804

		(4,018,396)	86,954	(53,243)	—	(3,984,685)

Deferred tax on unused tax losses and tax credit
Unused tax losses		11,300,587	(1,012,460)	—	—	10,288,127
Excess of donation limit		42,210	(42,210)	—	—	—
Tax credit		167,751	(22,136)	—	—	145,615

		11,510,548	(1,076,806)	—	—	10,433,742

	￦	7,492,152	(989,852)	(53,243)	—	6,449,057

F-19
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

41.	Income Taxes, Continued

(5)	Deferred tax assets (liabilities) recognized in the consolidated statements of financial position as of December 31, 2024 and 2025 are as follows:

		2024	2025

		In millions of won
Deferred tax assets	￦	13,436,624	12,950,032
Deferred tax liabilities		(5,944,472)	(6,500,975)

	￦	7,492,152	6,449,057

(6)	Details of deductible temporary differences, tax losses and unused tax credits for which no deferred tax assets were recognized as of December 31, 2024 and 2025 are as follows:

		2024	2025

		In millions of won
Deductible temporary differences and others	￦	1,416,650	1,402,488

(7)	Pillar Two Model Rules
The Company has assessed the potential exposure arising from the Pillar Two legislation based on the financial information for the year ended December 31, 2025. Based on the assessment, the Company has identified its potential exposure to Pillar Two income taxes on profits earned from its constituent entities operating in Nepal, Pakistan, Vietnam, and other jurisdictions where the expected Pillar Two effective tax rate is likely to be lower than 15%. As a result, the Company expects that KEPCO and its constituent entities operating therein will pay additional Pillar Two income taxes on the profit from such constituent entities.
The current income tax expense recognized for the year ended December 31, 2025 in relation with the additional Pillar Two income taxes amounts to approximately ￦6,715 million. The Company has applied the mandatory exception to recognition and disclosure of deferred taxes arising from Pillar Two income taxes.

42.	Assets Held-for-Sale

(1)	Assets held-for-sale as of December 31, 2024 and 2025 are as follows:

		2024	2025

		In millions of won
Land (*)	￦	31,766	—
Buildings (*)		13,881	—
Structures		1	—

	￦	45,648	—

(*)
The board of directors of Korea Electric Power Corporation, the controlling company, made a resolution to sell the Uijeongbu substation, and reclassified the buildings and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction during the year ended December 31, 2022. KEPCO completed the sale during the year ended December 31, 2025.

(2)
Although the Company entered into a contract to sell the site of the Majang Materials Center during the year ended December 31, 2025, the asset was not classified as assets held-for-sale as of December 31, 2025, as it was not considered highly probable that the sale would be completed within one year.

F-19
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

43.	Expenses Classified by Nature
Expenses classified by nature for the years ended December 31, 2023, 2024 and 2025 are as follows:

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
December 31, 2024 and 2025

43.	Expenses Classified by Nature, Continued
Expenses classified by nature for the years ended December 31, 2023, 2024 and 2025 are as follows,
C
ontinued:

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
December 31, 2024 and 2025

43.	Expenses Classified by Nature, Continued
Expenses classified by nature for the years ended December 31, 2023, 2024 and 2025 are as follows,
C
ontinued:

		2025
		Selling and administrative expenses	Cost of sales	Total

		In millions of won
Raw materials used	￦	—	18,642,916	18,642,916
Power purchase		—	34,052,707	34,052,707
Salaries		1,220,937	4,947,070	6,168,007
Retirement benefit expense		122,567	480,025	602,592
Welfare and benefit expense		196,532	622,677	819,209
Insurance expense		34,783	135,051	169,834
Depreciation		238,291	13,387,194	13,625,485
Amortization of intangible assets		82,897	75,713	158,610
Bad debt expense		82,402	—	82,402
Commission		455,435	378,471	833,906
Advertising expense		38,523	14,137	52,660
Training expense		9,388	19,723	29,111
Vehicle maintenance expense		9,548	9,311	18,859
Publishing expense		3,087	2,964	6,051
Business promotion expense		2,938	2,791	5,729
Rent expense		63,562	234,486	298,048
Telecommunication expense		9,673	10,206	19,879
Transportation expense		1,142	76,466	77,608
Taxes and dues		100,765	622,768	723,533
Expendable supplies expense		9,809	57,049	66,858
Water, light and heating expense		14,784	39,807	54,591
Repairs and maintenance expense		173,738	3,167,758	3,341,496
Ordinary development expense		186,947	607,970	794,917
Travel expense		21,491	72,845	94,336
Clothing expense		10,777	10,083	20,860
Survey and analysis expense		738	4,577	5,315
Membership fee		2,168	16,422	18,590
Others		141,055	3,013,625	3,154,680

	￦	3,233,977	80,704,812	83,938,789

44.	Earnings (Loss) Per Share

(1)	Basic earnings (loss) per share for the years ended December 31, 2023, 2024 and 2025 are as follows:

Type		2023	2024	2025

			In won
Basic earnings (loss) per share	￦	(7,512)	5,439	13,311

F-19
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

44.	Earnings (Loss) Per Share, Continued

(2)
Profits (loss) for the year and the weighted average number of common shares used in the calculation of basic earnings (loss) per share for the years ended December 31, 2023, 2024, and 2025 are as follows:

Type		2023	2024	2025

		In millions of won except number of shares
Profit (loss) attributable to owners of the controlling company	￦	(4,822,549)	3,491,698	8,544,918
Profit (loss) used in the calculation of total basic earnings (loss) per share		(4,822,549)	3,491,698	8,544,918
Weighted average number of common shares		641,964,077	641,964,077	641,964,077

(3)	The weighted average number of common shares used in the calculation of basic earnings (loss) per share for the years ended December 31, 2023, 2024, and 2025 are as follows:

Type	2023	2024	2025

	In number of shares
The number of common shares issued at beginning of the year	641,964,077	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077	641,964,077

(4)	There are no potential dilutive instruments, thus diluted earnings (loss) per share are same as basic earnings (loss) per share for the years ended December 31, 2023, 2024 and 2025.

45.	Risk Management
The Company manages various risks that may arise from each business segment, primarily focusing on credit risk, market risk, interest rate risk, and liquidity risk. These risks are identified, measured, managed, and reported in accordance with the Company’s established basic policy for risk management.

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
Details of the Company’s capital management accounts as of December 31, 2024 and 2025 are as follows:

		2024	2025
		In millions of won
Total borrowings and debt securities	￦	132,533,400	129,769,292
Cash and cash equivalents		2,382,979	2,240,811

Net borrowings and debt securities		130,150,421	127,528,481

Total equity		41,362,833	49,322,944

Debt to equity ratio		314.66%	258.56%

(2)	Financial risk management
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

F-19
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

45.	Risk Management, Continued

(2)	Financial risk management, C ontinued

(i)	Credit risk
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
Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Company’s level of maximum exposure to credit risk as of December 31, 2024 and 2025 are as follows:

		2024	2025

		In millions of won
Cash and cash equivalents	￦	2,382,979	2,240,811
Financial assets at fair value through profit or loss (*1)		2,013,948	1,800,539
Derivative assets (trading)		1,846,527	1,548,015
Financial assets at fair value through other comprehensive income (debt securities)		5,045	4,794
Financial assets at amortized cost		30,233	31,117
Loans		908,148	986,528
Long-term/short-term financial instruments		1,960,140	2,882,131
Derivative assets (applying hedge accounting)		844,637	487,535
Trade and other receivables		15,373,625	15,742,665
Financial guarantee contracts (*2)		5,151,554	4,091,813

(*1)	Equity investments held by the C om pany are excluded.

(*2)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.
For the year ended December 31, 2025, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

F-19
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

45.	Risk Management, Continued

(2)	Financial risk management, C ontinued

(ii)	Market risk
Market risk is the risk that the Company’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, foreign currency risk and other price risk.

(iii)	Sensitivity analysis
Significant assets and liabilities with uncertainties in underlying assumptions

①	Defined benefit obligation
A sensitivity analysis of defined benefit obligation assuming a 1%p increase and decrease in the actuarial valuation assumptions as of December 31, 2024 and 2025 are as follows:

			2024		2025
Type	Accounts		1%p Increase	1%p Decrease	1%p Increase	1%p Decrease

			In millions of won
Future salary increases	Increase (decrease) in defined benefit obligation	￦	473,627	(413,799)	460,237	(412,611)
Discount rate	Increase (decrease) in defined benefit obligation		(429,517)	506,031	(427,236)	491,119
Changes of employee benefits assuming a 1%
p
increase and decrease in discount rate on plan asset for the years ended December 31, 2024 and 2025 are W36,602 million and W32,726 million, respectively.

②	Provisions
The underlying assumptions to estimate provisions as of December 31, 2024 and 2025 are as follows:

Accounts	Type	2024	2025
PCBs	Inflation rate	2.80%	3.29%
	Discount rate	2.90%	3.24%
Nuclear plants	Inflation rate	2.02%	2.04%
	Discount rate	2.78%	2.89%
Spent fuel	Inflation rate	1.91%	2.04%
	Discount rate	2.49%	2.47%
Radioactive waste	Inflation rate	3.32%	2.45%
	Discount rate	4.17%	4.03%
A sensitivity analysis of provisions assuming a 0.1%p increase and decrease in the underlying assumptions as of December 31, 2024 and 2025 are as follows:

			2024		2025
Type	Accounts		0.1%p Increase	0.1%p Decrease	0.1%p Increase	0.1%p Decrease

			In millions of won
Discount rate	PCBs	￦	(58)	58	(17)	17
	Nuclear plants		(464,727)	481,899	(478,760)	495,645
	Spent fuel		(129,983)	130,679	(147,517)	157,989
	Radioactive waste		(11,363)	11,478	(13,625)	14,951
Inflation rate	PCBs		58	(58)	17	(17)
	Nuclear plants		507,814	(490,386)	523,954	(506,787)
	Spent fuel		133,847	(128,527)	158,525	(148,263)
	Radioactive waste		11,167	(11,075)	14,868	(13,625)

F-

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Sta
temen
ts, Continued
December 31, 2024 and 2025

45.	Risk Management, Continued

(2)	Financial risk management, C ontinued

Management judgment effected by uncertainties in underlying assumptions

①	Foreign currency risk
The Company undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as of December 31, 2024 and 2025 are as follows:

	Assets		Liabilities
Type	2024	2025	2024	2025
	In thousands of foreign currencies
AED	33,465	51,617	8,795	4,927
AUD	26	49	64	—
BDT	2,252	2,251	—	—
BWP	768	726	—	—
EGP	203,044	759,561	—	—
CAD	2	579	61	—
CHF	—	—	100,686	99,946
DOP	7,772	6,378	—	—
EUR	20,433	89,734	47,829	44,482
GBP	139	90	4	—
HKD	—	—	5,093,862	6,286,899
IDR	37,830,902	37,788,922	4,027,099	49,014,235
INR	1,037,437	1,175,785	225,042	161,578
JOD	902	646	49,128	433
JPY	23,798	60,443	7,483,199	746,066
KZT	1,510	1,485	—	—
MGA	5,452,745	7,038,637	248,175	577,908
MMK	188,021	188,021	—	—
MYR	2,805	2,805	—	—
PHP	19,401	71,400	—	—
PKR	68,734,242	64,839,210	10,418	10,418
RON	—	748	—	—
SAR	1,087	1,069	—	—
SEK	—	—	449,302	449,349
SGD	291	1,783	110	—
USD	1,651,765	1,356,230	15,364,685	13,851,077
UYU	99,189	93,414	1,141	1,285
VND	733,338	772,198	587,003	—
ZAR	79,897	84,167	—	—

F-20
0

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

45.	Risk Management, Continued

(2)	Financial risk management, C ontinued

A sensitivity analysis on the Company’s income for the period assuming a 10% increase and decrease in currency exchange rates as of December 31, 2024 and 2025 are as follows:

		2024		2025
Type		10% Increase	10% Decrease	10% Increase	10% Decrease
		In millions of won

Increase (decrease) of profit before income tax	￦	(2,114,808)	2,114,808	(1,885,349)	1,885,349
Increase (decrease) of shareholder’s equity (*)		(2,114,808)	2,114,808	(1,885,349)	1,885,349

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.
The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of December 31, 2024 and 2025.
To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Company has a policy to enter into currency forward agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Company enters into currency forward agreements.
There is an economic relationship between the hedged item and the hedging instrument as the terms of cross-currency swap agreement is consistent with the terms of expected transaction (repayment of foreign debt securities and others). The hedging ratio is 1:1 as the risk of cross-currency swap agreement matches the hedged instrument. As of December 31, 2025, the hedging instrument (cross-currency swap) hedges the risk of the hedged item(repayment of foreign debt securities and others).

②	Interest rate risk
The Company is exposed to interest rate risk due to its borrowing with floating interest rates. A 1%p increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.
The Company’s borrowings and debt securities with floating interest rates as of December 31, 2024 and 2025 are as follows:

Type		2024	2025

		In millions of won
Short-term borrowings	￦	4,069,444	2,747,687
Long-term borrowings		10,112,707	10,787,203
Debt securities		41,578	1,619,967

	￦	14,223,729	15,154,857

A sensitivity analysis on the Company’s long-term borrowings and debt securities assuming a 1%p increase and decrease in interest for the years ended December 31, 2024 and 2025 are as follows:

		2024		2025
Type		1%p Increase	1%p Decrease	1%p Increase	1%p Decrease

		In millions of won
Increase (decrease) of profit before income tax	￦	(142,237)	142,237	(151,549)	151,549
Increase (decrease) of shareholder’s equity (*)		(142,237)	142,237	(151,549)	151,549

(*)	The effect on the shareholders’ equity excluding the impact of income taxes.

F-20
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

45.	Risk Management, Continued

(2)	Financial risk management, C ontinued

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
A sensitivity analysis on the Company’s income for the period assuming a 1% increase and decrease in price of electricity for the years ended December 31, 2024 and 2025 is as follows:

		2024		2025
Type		1% Increase	1% Decrease	1% Increase	1% Decrease

		In millions of won
Increase (decrease) of profit before income tax	￦	888,898	(888,898)	930,046	(930,046)
Increase (decrease) of shareholder’s equity (*)		888,898	(888,898)	930,046	(930,046)

(*)	The effect on the equity excluding the impact of income taxes.

(iv)	Liquidity risk
The Company has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.
In addition, the Company has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, for large-scale capital investments, the Company minimizes liquidity risk by aligning the funding maturity through the use of internally generated funds or long-term borrowings.
The expected maturities for non-derivative financial liabilities as of December 31, 2024 and 2025 in detail are as follows:

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
(*2)
The total amount represents the maximum exposure that the Company would be obliged to bear in the event of a financial guarantee occurrence, and it is classified by maturity of the guarantee contracts. The maximum amount of guarantee that may be called upon at the earliest period is W5,151,554 million. As of December 31, 2024, the Company has recognized W30,924 million as a provision for financial guarantee contracts.

F-20
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

45.	Risk Management, Continued

(2)	Financial risk management, C ontinued

		2025
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Borrowings	￦	20,100,531	597,717	792,513	2,512,018	24,002,779
Debt securities		29,172,320	28,897,889	37,383,870	24,539,981	119,994,060
Lease liabilities		526,324	473,319	1,140,684	1,407,310	3,547,637
Trade and other payables (*1)		8,111,566	343,906	618,231	425,896	9,499,599
Financial guarantee contracts (*2)		4,091,813	—	—	—	4,091,813

	￦	62,002,554	30,312,831	39,935,298	28,885,205	161,135,888

(*1)	Excludes lease liabilities.
(*2)
The total amount represents the maximum exposure that the Company would be obliged to bear in the event of a financial guarantee occurrence, allocated to the earliest period in which the guarantee may be called upon. As of December 31, 2025, the Company has recognized W50,709 million as a provision for financial guarantee contracts.

As the Company manages liquidity based on net assets and net liabilities, information about non-derivative financial assets should be included in the disclosure for better understanding of liquidity risk management.
The expected maturities for non-derivative financial assets as of December 31, 2024 and 2025 in detail are as follows:

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

F-20
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

45.	Risk Management, Continued

(2)	Financial risk management, C ontinued

		2025
Type		Less than 1 year	1~5 Years	More than 5 years	Other (*)	Total

		In millions of won
Cash and cash equivalents	￦	2,240,811	—	—	—	2,240,811
Financial assets at fair value through other comprehensive income		—	—	—	885,173	885,173
Financial assets at amortized cost		21,663	9,454	—	—	31,117
Loans		96,582	420,903	344,853	159,449	1,021,787
Long-term/short-term financial instruments		1,997,644	19,423	—	865,064	2,882,131
Financial assets at fair value through profit or loss		1,309,159	325,496	681,967	487,841	2,804,463
Trade and other receivables		12,840,965	2,063,420	4,768,062	—	19,672,447

	￦	18,506,824	2,838,696	5,794,882	2,397,527	29,537,929

(*)	The maturities cannot be presently determined.
Derivative liabilities classified by maturity periods which from reporting date to maturity dates as per the contracts as of December 31, 2024 and 2025 are as follows:

		2024
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Net settlement
— Trading	￦	—	—	—	—	—
Gross settlement
— Trading and others		(46,087)	(61,259)	(73,017)	(31,760)	(212,123)
— Hedging		—	—	—	(4,895)	(4,895)

	￦	(46,087)	(61,259)	(73,017)	(36,655)	(217,018)

		2025
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Net settlement
— Trading	￦	—	—	—	—	—
Gross settlement
— Trading and others		(53,973)	(14,327)	(10,395)	(89,024)	(167,719)
— Hedging		—	—	—	(126)	(126)

	￦	(53,973)	(14,327)	(10,395)	(89,150)	(167,845)

F-20
4

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

45.	Risk Management, Continued

(2)	Financial risk management, C ontinued

Derivative assets classified by maturity periods which from reporting date to maturity dates as per the contracts as of December 31, 2024 and 2025 are as follows:

		2024
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Net settlement
— Trading	￦	—	—	—	—	—
Gross settlement
— Trading		481,359	685,807	689,026	91,324	1,947,516
— Hedging		363,184	354,837	113,958	6,213	838,192

	￦	844,543	1,040,644	802,984	97,537	2,785,708

		2025
Type		Less than 1 year	1~2 Years	2~5 Years	More than 5 years	Total

		In millions of won
Net settlement
— Trading	￦	—	—	—	—	—
Gross settlement
— Trading		570,013	514,581	519,945	65,876	1,670,415
— Hedging		342,047	55,569	55,245	26,663	479,524
— Others			35,462			35,462

	￦	912,060	605,612	575,190	92,539	2,185,401

(3)	Fair value risk
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

F-20
5

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

45.	Risk Management, Continued

(3)	Fair value risk, C ontinued

(i)	Fair value and book value of financial assets and liabilities as of December 31, 2024 and 2025 are as follows:

		2024		2025
Type		Book value	Fair value	Book value	Fair value
		In millions of won
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	￦	674,850	674,850	885,173	885,173
Derivative assets (trading)		1,846,527	1,846,527	1,548,015	1,548,015
Derivative assets (hedge designated)		844,637	844,637	487,535	487,535
Financial assets at fair value through profit or loss		2,176,172	2,176,172	1,995,226	1,995,226

	￦	5,542,186	5,542,186	4,915,949	4,915,949

Assets carried at amortized cost
Financial assets at amortized cost	￦	30,233	30,233	31,117	31,117
Loans and receivables		908,148	908,148	986,528	986,528
Trade and other receivables		15,373,625	15,373,625	15,742,665	15,742,665
Long-term financial instruments		812,211	812,211	884,487	884,487
Short-term financial instruments		1,147,929	1,147,929	1,997,644	1,997,644
Cash and cash equivalents		2,382,979	2,382,979	2,240,811	2,240,811

	￦	20,655,125	20,655,125	21,883,252	21,883,252

Liabilities recognized at fair value
Derivative liabilities (trading)	￦	279,932	279,932	165,373	165,373
Derivative liabilities (hedge designated)		4,893	4,893	126	126

	￦	284,825	284,825	165,499	165,499

Liabilities carried at amortized cost
Secured borrowings	￦	1,443,125	1,443,125	1,245,289	1,245,289
Unsecured bond		111,874,019	110,798,858	107,772,996	106,751,304
Lease liabilities		3,699,456	3,699,456	3,150,880	3,150,880
Unsecured borrowings		19,040,213	18,994,676	20,520,567	20,473,189
Trade and other payables (*)		10,321,100	10,321,100	9,499,599	9,499,599
Bank overdraft		176,043	176,043	230,440	230,440

	￦	146,553,956	145,433,258	142,419,771	141,350,701

(*)	Excludes lease liabilities.

(ii)	Interest rates used for determining fair value
The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.
The discount rates used for calculating fair value as of December 31, 2024 and 2025 are as follows:

Type	2024	2025
Derivatives	0.03% ~ 4.88%	0.00% ~ 4.88%
Borrowings and debt securities	0.96% ~ 5.84%	0.33% ~ 5.50%
Finance lease	0.00% ~ 17.15%	0.00% ~ 17.37%

F-20
6

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

45.	Risk Management, Continued

(3)	Fair value risk, C ontinued

(iii)	Fair value hierarchy
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
Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3: Inputs that are not based on observable market data.
Fair values of financial instruments by hierarchy level as of December 31, 2024 and 2025 are as follows:

		2024
Type		Level 1	Level 2	Level 3	Total

		In millions of won
Financial assets at fair value
Financial assets at fair value through other comprehensive income	￦	360,096	—	314,754	674,850
Derivative assets		—	2,691,164	—	2,691,164
Financial assets at fair value through profit or loss		—	2,169,300	6,872	2,176,172

	￦	360,096	4,860,464	321,626	5,542,186

Financial liabilities at fair value
Derivative liabilities	￦	—	284,825	—	284,825

		2025
Type		Level 1	Level 2	Level 3	Total

		In millions of won
Financial assets at fair value
Financial assets at fair value through other comprehensive income	￦	517,251	—	367,922	885,173
Derivative assets		—	1,937,554	97,996	2,035,550
Financial assets at fair value through profit or loss		—	1,988,813	6,413	1,995,226

	￦	517,251	3,926,367	472,331	4,915,949

Financial liabilities at fair value
Derivative liabilities	￦	—	75,185	90,314	165,499
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

F-20
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

45.	Risk Management, Continued

(3)	Fair value risk, C ontinued

Changes of financial assets and liabilities which are classified as level 3 for the years ended December 31, 2024 and 2025 are as follows:

		2024
		Beginning balance	Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
		In millions of won
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	￦	6,735	—	22	115	—	—	6,872
Financial assets at fair value through other comprehensive income
Unlisted securities		212,762	4,000	—	88,256	—	4,691	309,709
Debt securities		4,627	—	—	418	—	—	5,045

		2025
		Beginning balance	Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
		In millions of won
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	￦	6,872	—	—	(459)	—	—	6,413
Financial assets at fair value through other comprehensive income
Unlisted securities		309,709	—	—	52,343	(10)	1,086	363,128
Debt securities		5,045	—	—	(251)	—	—	4,794
Derivatives
Others		—	7,496	129,359	8,293	(53,373)	6,221	97,996
Financial liabilities at fair value
Derivatives
Others		—	3	170,244	(11,282)	(67,752)	(899)	90,314

46.	Service Concession Arrangements

(1)	Hydroelectric Power Generation at Semangka, Indonesia

(i)	Significant terms and concession period of the arrangement
Regarding Semangka hydroelectric power-generation business in Indonesia, the Company has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Company shall provide electricity generated for about 30 years (2018 – 2048) subsequent to the completion of plant construction and shall receive charge tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period.

(ii)	Rights and classification of the arrangement
The Company has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Company.

F-20
8

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

46.	Service Concession Arrangements, Continued

(1)	Hydroelectric Power Generation at Semangka, Indonesia (BOT), C ontinued

(iii)	Classification method
This project allows PT PLN to acquire ownership of the plant after the end of the 30 years concession period.

(iv)	The Company’s expected future collections of service concession arrangements as of December 31, 2025 are as follows:

Type		Amounts
		In millions of won
Less than 1 year	￦	35,968
1 ~ 2 years		36,013
2 ~ 3 years		36,184
Over 3 years		512,761

	￦	620,926

(2)	Pakistan Gulpur Hydropower P roject

(i)	Significant terms and concession period of the arrangement
The Company has entered into a contract with CPPAg(The Central Power Purchasing Agency Guarantee Limited) whereby the Company shall provide electricity generated for approximately 30 years (2020 – 2050) subsequent to the completion of plant construction and shall receive tariff rates designed to recover capital cost, variable O&M cost, fixed O&M cost, water usage cost, insurance cost and others during the concession period.

(ii)	Rights and classification of the arrangement
The Company has the rights to use and own the power plant during the concession period from 2020 to 2050. The Government of Pakistan has an option to take over the ownership of the power plant from the Company after the concession period has elapsed.

(iii)	Classification method
This project allows the Government of Pakistan to acquire ownership of the plant after the end of the concession period.

(iv)	The Company’s expected future collections of service concession arrangements as of December 31, 2025 are as follows:

Type		Amounts
		In millions of won
Less than 1 year	￦	80,668
1 ~ 2 years		80,668
2 ~ 3 years		80,668
Over 3 years		843,303

	￦	1,085,307

(3)	Guam Ukudu Combined thermal power plant Project

(i)	Significant terms and concession period of the arrangement
The Company has entered into a contract with Guam Power Authority whereby the Company shall provide electricity generated for approximately 25 years (from 2025 to 2050) subsequent to the completion of plant construction and shall receive tariff rates designed to recover variable O&M cost, fixed O&M cost and others during the concession period.

F-2
09

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

46.	Service Concession Arrangements, Continued

(3)	Guam Ukudu Combined thermal power plant Project, C ontinued

(ii)	Rights and classification of the arrangement
The Company has the rights to use and own the power plant during the concession period from 2025 to 2050. The Guam Power Authority will take over the ownership of the power plant from the Company after the concession period has elapsed.

(iii)	Classification method
This project allows the Guam Power Authority to acquire ownership of the plant after the end of the concession period.

(iv)	The Company’s expected future collections of service concession arrangements as of December 31, 2025 are as follows:

Type		Amounts
		In millions of won
Less than 1 year	￦	115,706
1 ~ 2 years		116,741
2 ~ 3 years		117,818
Over 3 years		2,815,444

	￦	3,165,709

F-2
10

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

47.	Related Parties

(1)	Related parties of the Company as of December 31, 2025 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (169 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, EWP Renewable Corporation, Hee Mang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Chitose Solar Power Plant LLC., KEPCO Solar Co., Ltd., KEPCO ES Co., Ltd., KOSPO Power Services Ltda., KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., KOSPO Niles LLC (formerly, Nambu USA LLC), Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC, K-SOLAR SHINAN Co., Ltd., KPS Partners Co., Ltd., KEPCO E&C Service Co., Ltd., Moha solar Co., Ltd., KHNP USA LLC, KOMIPO Vanphong Power Service LLC, Ogiri Solar Power Co., Ltd., BSK E-New Industry Fund X, Energy Innovation Fund I, KHNP Chile SpA, Yeong Yang Apollon Photovoltaic Co., Ltd., Yeong Yang Corporation Co., Ltd., SolarVader Co., Ltd., Yeong Yang Innovation Co., Ltd., Yeong Yang Horus Photovoltaic Co., Ltd., Yeong Yang Solar Management Co., Ltd., LSG Hydro Power Limited, KOEN Bio Co., Ltd., KOMIPO Energy Solution America, LLC, Elara Investment Holdings, LLC, Elara Equity Holdings, LLC, Elara Class B Holdings, LLC, Elara Class B Member, LLC, Elara Development Holdings, LLC, KOMIPO Development, LLC, Elara Energy Holdings, LLC, Elara Energy Project, LLC, KOMIPO Iberian Solar Group, S.L.U., KOWEPO Europe B.V., CVS Equity Holdings, LLC, CVS Class B Holdings, LLC, CVS Development Holdings, LLC, CVS Development, LLC, CVS Class B Member, LLC, CVS Energy Holdings, LLC, Concho Valley Energy, LLC, Concho Valley Solar, LLC, Jeongam Wind Power Co., Ltd., Yeongdeok Sunrise Wind Power Co., Ltd., UI Carbon-Neutrality Fund, KA Power Limited, Western Power Changgi Solar Co., Ltd., Digital Innovation Growth Fund, EWP Australia Pty., Ltd., Columboola Solar Farm Hold Co Pty., Ltd., KEPCO Holding Company, KEPCO for Maintenance Company, KOSPO Trumbull LLC, Changjuk Wind Power Co., Ltd., KEPCO KPS South Africa Pty., Ltd., Chile Solar JV SpA, KOWEPO Holding Limited, Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust, Columboola Solar Farm Fin Co Pty., Ltd., Magna Energy New Industrial Fund, EWP ESS Holdings, LLC, Fairhaven ESS LLC, KOSPO Rutile, LLC, KEPCO Yona America LLC, EWP Yona America LLC, KEPCO SADAWI – FZCO, KOMIPO Middle East Energy L.L.C-FZ, Nuclear Energy Industry Growth Fund II
Associates (107 entities) (*1)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Noeul Green Energy Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Taebaek Guinemi Wind Power Co., Ltd., Daeryun Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Hansuwon KNP Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Yaksu ESS Co., Ltd., PND Solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., STN Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., Gwangbaek Solar Power Investment Co., Ltd., Godeok Clean Energy Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Goesan Solar park Co., Ltd., Saemangeum Heemang Photovoltaic Co., Ltd., Bitgoel Eco Energy Co., Ltd., Jeju Gimnyeong Wind Power Co., Ltd., Seoroseoro Sunny Power Plant Co., Ltd., Muan Solar Park Co., Ltd., YuDang Solar Co., Ltd., Anjwa Smart Farm & Solar City Co., Ltd., KPE Green Energy Co., Ltd., G.GURU Co., Ltd., UD4M Co., Ltd., Dongbu Highway Solar Co., Ltd., Seobu Highway Solar Co., Ltd., Korea Energy Data Co., Ltd., Gangneung Sacheon Fuel Cell Co., Ltd., Taebaek Gadeoksan Wind Power Co., Ltd., Chuncheon Green Energy Co., Ltd., Yeomsubong Wind Power Co., Ltd., Yeongyang Wind Power Corporation II, Haeparang Energy Co., Ltd., Saemangeum Sebit Power Plant Co., Ltd., PlatformN. Co., Ltd., PT. Cirebon Energi Prasarana, Future Convergence Technology Laboratory. Co., Ltd., ECO Motion Co., Ltd., REC’s Innovation Co., Ltd., ACE, Co., Ltd., Environment and Energy Co., Ltd., Green Radiation Co., Ltd., Santiago Solar Power SpA, Yanggu Floating Photovoltaic Power Plant Inc., Changwon SG energy Co., Ltd., Donpyung Technology. Co., Ltd., Power Embedded, HORANG ENERGY Inc., Hoenggye Renewable Energy Co., Ltd., Haman Green Energy Co., Ltd., Songsan Green Energy Co., Ltd., SkyPic Inc., HyChangwon Fuel Cell. Co., Ltd., Dreams Co., Ltd., DEEPAI Co., Ltd., Amaala Sustainable Company for Energy, Remal First Holding Company, Naseem First Holding Company, Cheonwang Green Energy Co., Ltd., Namjeju Bitdream Energy Co., Ltd., Jeju Bukchon BES Power Co., Ltd., Commerce and Industry Energy Co., Ltd., Gunsan Green Energy Co., Ltd., KI Tech Co., Ltd., Enlight Energy Advanced Industry Venture Fund

F-21
1

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

47.	Related Parties, Continued

(1)	Related parties of the Company as of December 31, 2025 are as follows, C ontinued:

Type	Related party
Joint ventures (122 entities) (*1)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., Horus Solar, S.A. de C.V., Recursos Solares PV de Mexico II, S.A. de C.V., Sunmex Renovables, S.A. de C.V., Stavro Holding II A.B., Solaseado Solar Power Co., Ltd., Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Pulau Indah Power Plant Sdn. Bhd., NH-Amundi Global Infrastructure Investment Private Investment Trust 21, Shin-han BNPP Private Investment Trust for East-West Sunlight Dream, PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., Boim Combined Heat and Power Generation Co., Ltd., OneEnergy Asia Limited, KAS INVESTMENT I LLC, KAS INVESTMENT II LLC, Energyco Co., Ltd., CAES, LLC, Hapcheon Floating Photovoltaic Power Plant Inc., Busan Industrial Solar Power Co., Ltd., Bitsolar Energy Co., Ltd., Naepo Green Energy Co., Ltd., Pulau Indah O&M Sdn. Bhd., Guadalupe Solar SpA, Omisan Wind Power Co., Ltd., Foresight Iberian Solar Group Holding, S.L., Yeongwol Eco Wind Co., Ltd., Gurae Resident Power Co., Ltd., Cheongju Eco Park Co., Ltd., Prime Swedish Holding AB, Enel X Midland Photovoltaic, LLC, Geumsungsan Wind Power Co., Ltd., KEPCO KPS CARABAO Corp., Goheung New Energy Co., Ltd., Gunsan Land Solar Co., Ltd., International Offshore Power Transmission Holding Company Limited, Eumseong Eco Park Co., Ltd., Changwon Nu-ri Energy Co., Ltd., PungBack Wind Farm Corporation, Seobusambo highway photovoltaics Co., Ltd., Seokmun Green Energy, Pyeongchang Wind Power Co., Ltd., Trumbull Asset Management, LLC, S-Power Chile SpA, Taebaek Wind Power Co., Ltd., Yangyang Suri Wind Power Co., Ltd., KEPCO for Power Company, Kumyang Eco Park Co., Ltd., Jeongeup Green Power Co., Ltd., Hadong E-factory Co., Ltd., Namyangju Combined Heat and Power Co., Ltd., Wadi Noor Solar Power Company SAOC, Fairhaven Energy Storage LLC, Rutile BESS Holdings, LLC, Trumbull Development Partners, LLC, Samcheok Eco Materials Co., Ltd., Imha Floating Photovoltaic Power Plant Inc., Roof One Energy Co., Ltd., EDFR KOWEPO AJBAN PV HOLDING LIMITED, Taean Haetdeulwon Solar Co., Ltd., Haetbyeotgil Solar Co., Ltd., KES Yona Holdings L.L.C, Siraj AlTaqa AlNazifa, Seongseo Neulpureun Energy Co., Ltd., Luluah SKY Energy Holding Ltd., Nour Ibri Solar Power Company, Lucy Equity Holdings, LLC

Others (1 entity)	Korea Development Bank

(*1)	Subsidiaries of associates and joint ventures are included.

(2)	Transactions between the Company and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	Related party transactions for the years ended December 31, 2023, 2024 and 2025 are as follows: <Sales and Others>

			Sales and others
Company name	Transaction type		2023	2024	2025
			In millions of won
<Associates>
Korea Gas Corporation	Electricity sales	￦	140,630	149,095	332,646
Goseong Green Power Co., Ltd.	Electricity sales		842,270	612,327	632,703
Dongducheon Dream Power Co., Ltd.	Electricity sales		16,138	17,151	18,573
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		2,313	1,693	1,555
Daejung Offshore Wind Power Co., Ltd.	Electricity sales		84	87	90
Namjeju Bitdream Energy Co., Ltd.	Rental income		—	—	35
Daegu Photovoltaic Co., Ltd.	Electricity sales		408	344	443
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		3	3	107
Korea Electric Power Industrial Development Co., Ltd.	Service		11,115	11,180	10,204
Gangneung Eco Power Co., Ltd.	Fuel sales		943,063	494,428	594,273
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		91,830	55,610	23,344
Noeul Green Energy Co., Ltd.	Electricity sales		8,431	8,009	7,941

F-21
2

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2023, 2024 and 2025 are as follows, C ontinued:
<Sales and Others>, continued

			Sales and others
Company name	Transaction type		2023	2024	2025
			In millions of won
<Associates>
Samcheok Eco Materials Co., Ltd.	Electricity sales	￦	615	—	—
YTN Co., Ltd.	Electricity sales		2,908	—	—
Busan Green Energy Co., Ltd.	Electricity sales		10,733	11,794	5,787
Hansuwon KNP Co., Ltd.	Dividends		—	—	13
Energy Infra Asset Management Co., Ltd.	Electricity sales		89	89	—
Gangwon Wind Power Co., Ltd.	Electricity sales		2,464	1,736	1,549
Gwangyang Green Energy Co., Ltd.	Electricity sales		1,492	1,479	2,546
Bigeum Resident Photovoltaic Power Co., Ltd.	Electricity sales		888	919	478
Yanggu Floating Photovoltaic Power Plant Inc.	Electricity sales		—	6	—
Goesan Solar Park Co., Ltd.	Electricity sales		—	—	400
Hyundai Green Power Co., Ltd.	Electricity sales and design service		6,668	6,659	6,815
Korea Power Exchange	Service		52,262	78,346	37,156
Taebaek Guinemi Wind Power Co., Ltd.	Electricity sales		—	26	30
Daeryun Power Co., Ltd.	Electricity sales		3,187	3,628	51
Commerce and Industry Energy Co., Ltd.	Rental income and others		—	—	338
GS Donghae Electric Power Co., Ltd.	Electricity sales		28,164	9,284	22,018
KNH Solar Co., Ltd.	Electricity sales		15	1,635	124
S-Power Co., Ltd.	Service		4,965	2,359	2,470
Chuncheon Green Energy Co., Ltd.	Electricity sales		82	11,010	21,446
Yeomsubong Wind Power Co., Ltd.	Electricity sales		—	—	20
Yeongyang Wind Power Corporation	Commission		150	150	150
PND Solar Co., Ltd.	Electricity sales		547	348	35
Hyundai Eco Energy Co., Ltd.	Electricity sales		1,236	833	928
YeongGwang Yaksu Wind Electric Co., Ltd.	Electricity sales		96	237	156
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		3,998	2,464	3,852
Korea Energy Solutions Co., Ltd.	Electricity sales		2	2	2
ITR Co., Ltd.	Service		3	—	—
STN Co., Ltd.	Service		—	1	—
Namjeongsusang Solar Power Operation Co., Ltd	Electricity sales		31	—	—
Green Energy Electricity Generation Co., Ltd.	Electricity sales		—	—	1
Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1	Service		405	360	553
Bitgoel Eco Energy Co., Ltd.	Electricity sales		1,581	3,377	2,206
Jeju Gimnyeong Wind Power Co., Ltd.	Electricity sales		315	458	610
Seoroseoro Sunny Power Plant Co., Ltd.	Electricity sales		2	2	2
Muan Solar park Co., Ltd.	Electricity sales		3,083	1,797	1,742
YuDang Solar Co., Ltd.	Electricity sales		100	60	—
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		2,479	971	973
KPE Green Energy Co., Ltd.	Electricity sales		163	226	290
Saemangeum Heemang Photovoltaic Co., Ltd.	Electricity sales		3,538	2,232	1,288
UD4M Co., Ltd.	Electricity sales		3	8	4

F-21
3

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2023, 2024 and 2025 are as follows, C ontinued:
<Sales and Others>, continued

			Sales and others
Company name	Transaction type		2023	2024	2025
			In millions of won
<Associates>
Dongbu Highway Solar Co., Ltd.	Electricity sales	￦	11	11	11
Seobu Highway Solar Co., Ltd.	Electricity sales		12	13	12
Songsan Green Energy Co., Ltd.	Interest income/Dividends income		—	174	320
DEEPAI Co.,Ltd.	Others		—	—	1
KI Tech Co., Ltd.	R & D		—	—	247
Jeju Bukchon BESS Power Plant Co., Ltd.	Power generation		—	—	1,161
Gwangbaek Solar Power Investment Co., Ltd.	Electricity sales		644	523	307
Go deok Clean Energy Co., Ltd.	Electricity sales		4,685	11,376	3,120
Changwon SG Energy Co., Ltd.			—	9	11
Suwon New Power Co., Ltd.	Electricity sales		91	(102)	15
Donpyung Technology. Co., Ltd.	Others		—	—	1
Hankook Electric Power Information Co., Ltd.	Others		—	—	45
HyChangwon Fuel Cell. Co., Ltd.	Others		—	—	478
SureDataLab Co., Ltd.	Electricity sales		1	—	—
PlatformN. Co., Ltd.	Others		16	—	—
HORANG ENERGY Inc.	REC sales		—	—	130
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales		403	630	584
Hoenggye Renewable Energy Co., Ltd.	Others		—	—	11
Gangneung Sacheon Fuel Cell Co., Ltd.	Electricity sales		133	8,343	12,814
15 Associates (Overseas)	Electricity sales		386,191	243,651	201,938

<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity sales		1,694	2,385	2,483
Seobusambo highway photovoltaics Co., Ltd.	Electricity sales		16	20	22
Yangyang Suri Wind Power Co., Ltd.	Electricity sales		169	202	201
KAPES, Inc.	Commission		1,604	1,531	2,237
Honam Wind Power Co., Ltd.	Electricity sales		610	529	487
Korea Power Engineering Service Co., Ltd.	Service		159	777	358
Seokmun Energy Co., Ltd.	Service		1,792	1,774	1,897
Incheon New Power Co., Ltd.	Construction revenue		458	26	16
Naepo Green Energy Co., Ltd	Electricity sales		3,462	3,972	17,270
Chun-cheon Energy Co., Ltd.	Electricity sales		2,976	968	3,152
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		1,962	2,031	2,031
NH-Amundi Global Infrastructure Investment Private Investment Trust 21	Service		1,568	—	—
Samcheok Eco Materials Co., Ltd.	Electricity sales		—	—	248
Cheongna Energy Co., Ltd.	Others		32,835	38,349	38,724
Namyangju Combined Heat and Power Co., Ltd.	Service		—	2,493	4,245
Yeonggwang Wind Power Co., Ltd.	Electricity sales		3,607	943	977
Seungmun Green Energy	Electricity sales		—	79	62
KW Nuclear Components Co., Ltd.	Service		1,612	1,645	1,587
Boim Combined Heat and Power Generation Co., Ltd.	Service		2,110	2,073	3,497

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2023, 2024 and 2025 are as follows, C ontinued:
<Sales and Others>, continued

			Sales and others
Company name	Transaction type		2023	2024	2025
			In millions of won

<Joint ventures>
Taebaek Wind Power Co., Ltd. (*4)	Others	￦	2,864	41	2,436
Roof One Energy Co., Ltd.	Others		—	—	1
Pyeongchang Wind Power Co., Ltd.	Electricity sales		2,087	771	52
Busan Shinho Solar Power Co., Ltd.	Electricity sales		1,205	699	1,284
Expressway Solar-light Power Generation Co., Ltd.	Electricity sales		43	—	650
Goheung New Energy Co., Ltd.	Electricity sales		3,214	3,106	233
Gunsan Land Solar Co., Ltd.	Electricity sales		809	944	3,905
Daesan Green Energy Co., Ltd.	Electricity sales		760	426	674
Cheong-Song Noraesan Wind Power Co., Ltd.	Electricity sales		901	38	726
Chungsongmeon BongSan wind power Co., Ltd.	Electricity sales		1	1	45
Saemangeum Solar Power Co., Ltd.	Service		—	—	39
Dangjin Eco Power Co., Ltd.	Electricity sales		40	42	42
Yangyang Wind Power Co., Ltd.	Electricity sales		13	238	111
Energyco Co., Ltd.	Electricity sales		457	161	55
Hapcheon Floating Photovoltaic Power Plant Inc.	Electricity sales		88	905	178
Busan Industrial Solar Power Co., Ltd.	Electricity sales		22	23	22
Bitsolar Energy Co., Ltd.	Electricity sales		357	464	460
Omisan Wind Power Co., Ltd.	Electricity sales		26	279	527
Changwon Nu-ri Energy Co., Ltd.	Service		—	171	366
Jeonju Bio Green Energy Co., Ltd.	Service		—	170	12
Haemodum Solar Co., Ltd.	Electricity sales		431	39	275
Yeongam Solar Power Co., Ltd.	Electricity sales		1,131	545	506
Samsu Wind Power Co., Ltd	Electricity sales		514	301	122
Solaseado Solar Power Co., Ltd.	Electricity sales		1,876	1,870	1,855
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream	Dividends income		—	87	905
Yeongwol Eco Wind Co., Ltd.	Electricity sales		102	—	210
Gurae Resident Power Co., Ltd.	Electricity sales		8	—	14
Cheongju Eco Park Co., Ltd.	Electricity sales		6,397	316	1,013
Enel X Midland Photovoltaic, LLC	Electricity sales		11	11	12
Geumsungsan Wind Power Co., Ltd.	Electricity sales		68	58	57
Eumseong Eco Park Co., Ltd.	Electricity sales		19	19	20
Taean Haetdeulwon Solar Power Co., Ltd.	Electricity sales and others		—	—	73
41 Joint ventures (Overseas)	Others		747,301	518,941	346,183

<Others>
Korea Development Bank	Electricity sales		5,467	4,368	5,622
	Interest income		5,930	10,324	4,704

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2023, 2024 and 2025 are as follows, C ontinued:

<Purchase and Others>

			Purchase and others
Company name	Transaction type		2023	2024	2025
			In millions of won
<Associates>
Korea Gas Corporation	Electricity sales	￦	8,873,781	6,623,974	4,959,219
Goseong Green Power Co., Ltd.	Electricity sales		1,572,074	1,301,710	1,298,250
Dongducheon Dream Power Co., Ltd.	Electricity sales		1,744,247	1,360,837	1,123,263
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		22,365	19,753	19,821
Haman Green Energy Co., Ltd.	REC Purchase		—	—	14,237
Cheonwang Green Energy Co., Ltd.	Others		—	—	652
Daegu Photovoltaic Co., Ltd.	Electricity sales		4,247	3,815	2,762
Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Electricity sales		408	427	419
Korea Electric Power Industrial Development Co., Ltd.	Service		305,105	317,114	338,796
Gangneung Eco Power Co., Ltd.	Others		6,996	1,134	122
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		1,040,965	843,056	709,267
Noeul Green Energy Co., Ltd.	Electricity sales		10,466	20,833	24,177
Samcheok Eco Materials Co., Ltd.	Electricity sales		8,130	—	—
YTN Co., Ltd.	Electricity sales		309	—	—
Busan Green Energy Co., Ltd.	Electricity sales		23,211	28,272	26,552
Energy Infra Asset Management Co., Ltd.	Service		2,701	2,631	2,546
Yaksu ESS Co., Ltd.	Electricity sales		508	749	716
Gangwon Wind Power Co., Ltd.	Electricity sales		32,525	23,400	27,005
Bigeum Resident Photovoltaic Power Co., Ltd.	Others		—	285	4,880
Yanggu Floating Photovoltaic Power Plant Inc.	Electricity sales		—	562	692
Goesan Solar park Co., Ltd.	Electricity sales		6,530	6,143	6,120
Korea Power Exchange	Service		82,572	90,549	104,365
Taebaek Guinemi Wind Power Co., Ltd.	Electricity sales		5,529	5,155	7,003
Daeryun Power Co., Ltd.	Electricity sales		353,371	282,968	262,924
Commerce and Industry Energy Co., Ltd.	Others		—	—	6,071
GS Donghae Electric Power Co., Ltd.	Electricity sales		1,047,584	519,119	530,717
KNH Solar Co., Ltd.	Electricity sales		3,535	2,671	1,123
S-Power Co., Ltd.	Service		973,646	693,948	622,968
Chuncheon Green Energy Co., Ltd.	Electricity sales		—	39,333	62,637
Yeomsubong Wind Power Co., Ltd.	Electricity sales		—	—	8,358
Yeongyang Wind Power Corporation	Commission		1,457	17,898	19,954
Haeparang Energy Co., Ltd.	Electricity sales		—	—	7,051
PND Solar Co., Ltd.	Electricity sales		5,301	5,231	5,392
Hyundai Eco Energy Co., Ltd.	Electricity sales		26,266	26,253	27,475
YeongGwang Yaksu Wind Electric Co., Ltd.	Electricity sales		6,776	7,415	9,168
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		34,940	32,549	34,039
Korea Energy Solutions Co., Ltd.	Electricity sales		128	132	132
ITR Co., Ltd.	Others		—	—	5
STN Co., Ltd.	Others		10	8	—
Green Energy Electricity Generation Co., Ltd.	Electricity sales		948	1,966	5,171
Bitgoel Eco Energy Co., Ltd.	Service and others		28,334	32,413	24,457
Jeju Gimnyeong Wind Power Co., Ltd.	Electricity sales		8,635	10,161	10,630
Seoroseoro Sunny Power Plant Co., Ltd.	REC and others		874	991	1,050
Muan Solar Park Co., Ltd.	REC and others		16,554	17,825	19,145

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2023, 2024 and 2025 are as follows, C ontinued:
<Purchase and Others>, continued

			Purchase and others
Company name	Transaction type		2023	2024	2025
			In millions of won
<Associates>
YuDang Solar Co., Ltd.	REC and others	￦	1,860	2,020	2,186
Anjwa Smart Farm & Solar City Co., Ltd.	Electricity sales		17,332	19,494	21,490
KPE Green Energy Co., Ltd.	Others		62,212	41,197	36,047
Saemangeum Heemang Photovoltaic Co., Ltd.	Electricity sales		440	2,745	4,655
G.GURU Co., Ltd.	Electricity sales		—	—	115
UD4M Co., Ltd.	Electricity sales		117	—	—
Dongbu Highway Solar Co., Ltd.	Electricity sales		2,937	2,951	3,931
Seobu Highway Solar Co., Ltd.	Electricity sales		2,880	2,899	2,879
REC’s Innovation Co., Ltd.	Interest income/ Dividends income		6	23	12
Dreams Co.,Ltd.	Others		—	30	33
DEEPAI Co.,Ltd.	Others		—	30	30
KI Tech Co., Ltd.	R & D		—	—	247
Green Radiation Co., Ltd.	Ordinary development expense		11	45	85
Gwangbaek Solar Power Investment Co., Ltd.	Electricity sales		565	499	590
Go deok Clean Energy Co., Ltd.	Electricity sales		11,545	35,055	28,814
Changwon SG Energy Co., Ltd.	Electricity sales		—	1,080	1,657
SureDataLab Co., Ltd.	Others		—	72	—
HORANG ENERGY Inc.	Others		—	—	12,984
Muan Sunshine Solar Power Plant Co., Ltd.	Electricity sales		16,328	15,697	15,223
Gangneung Sacheon Fuel Cell Co., Ltd.	Electricity sales		1,324	32,689	41,821
PlatformN. Co., Ltd.	Others		—	237	—
15 Associates (Overseas)	Electricity sales		91,233	98,753	113,947

<Joint ventures>
Daegu Green Power Co., Ltd.	Electricity sales		370,787	328,485	246,605
Seobusambo highway photovoltaics Co., Ltd.	Electricity sales		502	825	1,045
Haetbyeotgil Sunlight Co., Ltd.	Others		—	—	704
KAPES, Inc.	Commission		19,112	23,924	198,464
Honam Wind Power Co., Ltd.	Electricity sales		8,643	7,148	6,617
Korea Power Engineering Service Co., Ltd.	Service		812	551	—
Seokmun Energy Co., Ltd.	Service		60,009	51,924	46,553
Chun-cheon Energy Co., Ltd.	Electricity sales		585,656	430,697	363,960
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		17,228	12,294	13,503
Samcheok Eco Materials Co., Ltd. (*1)	Electricity sales		—	3,282	6,117
Cheongna Energy Co., Ltd.	Service		60	60	62
Yeonggwang Wind Power Co., Ltd.	Electricity sales		40,605	31,712	30,501
Seungmun Green Energy	Electricity sales		—	25,725	21,373
KW Nuclear Components Co., Ltd.	Service		14,114	6,880	22,817
Boim Combined Heat and Power Generation Co., Ltd.	Service		8,151	3,038	6,324
Taebaek Wind Power Co., Ltd. (*4)	Service		7,476	6,327	6,182
Pyeongchang Wind Power Co., Ltd.	Electricity sales		3,542	3,079	5,074
Busan Shinho Solar Power Co., Ltd.	Electricity sales		10,248	8,467	6,854
Global Trade Of Power System Co., Ltd.	Service		223	511	529

F-21
7

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

47.	Related Parties, Continued

(3)	Related party transactions for the years ended December 31, 2023, 2024 and 2025 are as follows, C ontinued:
<Purchase and Others>, continued

			Purchase and others
Company name	Transaction type		2023	2024	2025
			In millions of won
<Associates>
Expressway Solar-light Power Generation Co., Ltd.	Electricity sales	￦	3,362	3,165	1,500
Goheung New Energy Co., Ltd.	Electricity sales		5,264	10,133	12,547
Gunsan Land Solar Co., Ltd.	Electricity sales		486	2,752	4,655
Daesan Green Energy Co., Ltd.	Electricity sales		139,721	154,623	124,074
Cheong-Song Noraesan Wind Power Co., Ltd.	Electricity sales		882	2,048	2,959
Chungsongmeon BongSan wind power Co., Ltd.	Electricity sales		—	—	10
Saemangeum Solar Power Co., Ltd.	Electricity sales		—	—	218
Dangjin Eco Power Co., Ltd.	Electricity sales		5,583	3,645	3,443
Yangyang Wind Power Co., Ltd.	Service and Electricity sales		10	3,599	7,299
Energyco Co., Ltd.	Electricity sales		6,539	5,788	6,294
Hapcheon Floating Photovoltaic Power Plant Inc.	Service and REC		—	4,759	5,343
Busan Industrial Solar Power Co., Ltd.	Electricity sales		3,656	2,493	2,497
Bitsolar Energy Co., Ltd.	Electricity sales		12,946	9,072	12,940
Omisan Wind Power Co., Ltd.	Electricity sales		—	638	9,500
Haemodum Solar Co., Ltd.	Electricity sales		402	544	718
Yeongam Solar Power Co., Ltd.	Electricity sales		34,981	24,004	36,198
Samsu Wind Power Co., Ltd.	Electricity sales		8,269	6,864	9,268
Solaseado Solar Power Co., Ltd.	Electricity sales		18,259	24,899	33,059
Yeongwol Eco Wind Co., Ltd.	Electricity sales		—	2,496	3,974
Gurae Resident Power Co., Ltd.	Electricity sales		1	476	676
Cheongju Eco Park Co., Ltd.	Electricity sales		95,059	34,601	38,416
Enel X Midland Photovoltaic, LLC	Electricity sales		2,431	3,200	3,196
Geumsungsan Wind Power Co., Ltd	Electricity sales		—	—	6,055
Eumseong Eco Park Co., Ltd.	Electricity sales		27,765	26,372	23,194
Taean Haetdeulwon Solar Power Co., Ltd.	REC Purchase and others		—	—	1,948
41 Joint ventures (Overseas)	Electricity sales		17,222	14,796	22,436

<Others>
Korea Development Bank	Interest expense		5,559	7,839	50,658

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2024 and 2025 are as follows:

			Receivables		Payables
Company name	Type		2024	2025	2024	2025
			In millions of won
<Associates>
Korea Gas Corporation	Trade receivables	￦	15,766	15,486	—	—
	Non-trade receivables and others		404	447	—	—
	Trade payables		—	—	482,008	381,353
	Non-trade payables and others		—	—	1,486	466
Goseong Green Power Co., Ltd.	Trade receivables		30,732	69,535	—	—
	Non-trade receivables and others		1,438	16	—	—
	Trade payables		—	—	162,719	112,314
	Non-trade payables and others		—	—	45,174	41,070
Dongducheon Dream Power Co., Ltd.	Trade receivables		6,350	1,254	—	—
	Non-trade receivables and others		637	637	—	—
	Trade payables		—	—	114,962	58,610
	Non-trade payables and others		—	—	29	—
Saemangeum Sebit Power Plant Co., Ltd.	Trade receivables		156	132	—	—
	Non-trade receivables and others		47	40	—	—
	Trade payables		—	—	1,499	1,736
	Non-trade payables and others		—	—	—	11
Green Radiation Co., Ltd.	Non-trade payables and others		—	—	30	—
Daejung Offshore Wind Power Co., Ltd.	Non-trade receivables and others		349	438	—	—
Daegu Photovoltaic Co., Ltd.	Trade payables		—	—	108	219
	Non-trade payables and others		—	—	—	1
Korea Electric Power Industrial	Trade receivables		123	57	—	—
Development Co., Ltd.	Trade payables		—	—	1,291	21
	Non-trade payables and others		—	—	8,832	4,563
Gangneung Eco Power Co., Ltd.	Trade receivables		8,142	29,354	—	—
	Non-trade payables and others		—	—	105	1,071
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		1,720	2,634	—	—
	Non-trade receivables and others		5,812	1,514	—	—
	Trade payables		—	—	77,222	42,688
	Non-trade payables and others		—	—	2,450	85
Noeul Green Energy Co., Ltd.	Trade receivables		5	4	—	—
	Non-trade receivables and others		27,043	35,447	—	—
	Non-trade payables and others		—	—	3,699	3,428
Busan Green Energy Co., Ltd.	Trade receivables		1	2	—	—
	Non-trade receivables and others		43,790	50,846	—	—
	Non-trade payables and others		—	—	4,799	3,688
Energy Infra Asset Management Co., Ltd.	Non-trade payables and others		—	—	1	—
Yaksu ESS Co., Ltd.	Trade payables		—	—	923	496
Gangwon Wind Power Co., Ltd.	Trade receivables		10	8	—	—
	Trade payables		—	—	4,023	3,367
Gwangyang Green Energy Co., Ltd.	Trade receivables		1,040	990	—	—
	Non-trade receivables and others		1,016	252	—	—
Bigeum Resident Photovoltaic Power Co., Ltd.	Trade receivables		273	48	—	—
	Non-trade receivables and others		1,796	1,796	—	—
Hyundai Green Power Co., Ltd.	Trade receivables		893	1,057	—	—
Korea Power Exchange	Trade receivables		2,434	5,022	—	—
	Non-trade receivables and others		—	4	—	—
	Trade payables		—	—	2,688	—
	Non-trade payables and others		—	—	1,571	3,583
Taebaek Guinemi Wind Power Co., Ltd.	Non-trade receivables and others		—	3	—	—
	Trade payables		—	—	840	487
	Non-trade payables and others		—	—	167	373
Daeryun Power Co., Ltd.	Trade payables		—	—	35,392	28,426
GS Donghae Electric Power Co., Ltd.	Trade receivables		22	975	—	—
	Non-trade receivables and others		109	109	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2024 and 2025 are as follows, C ontinued:

			Receivables		Payables
Company name	Type		2024	2025	2024	2025
			In millions of won
<Associates>
	Trade payables	￦	—	—	90,468	154,984
	Non-trade payables and others		—	—	—	17
KNH Solar Co., Ltd.	Trade receivables		—	1	—	—
S-Power Co., Ltd.	Trade receivables		264	360	—	—
	Non-trade receivables and others		54	60	—	—
	Trade payables		—	—	73,377	49,089
	Non-trade payables and others		—	—	19	—
Chuncheon Green Energy Co., Ltd.	Non-trade receivables and others		10,870	31,676	—	—
	Non-trade payables and others		—	—	8,881	14,305
Yeomsubong Wind Power Co., Ltd.	Trade receivables		—	1	—	—
Yeongyang Wind Power Corporation II	Trade payables		—	—	3,978	3,594
Haeparang Energy Co., Ltd.	Trade payables		—	—	—	1,429
PND solar Co., Ltd.	Trade payables		—	—	418	507
Hyundai Eco Energy Co., Ltd.	Trade receivables		25	26	—	—
	Trade payables		—	—	647	540
	Non-trade payables and others		—	—	—	—
YeongGwang Yaksu Wind Electric Co., Ltd.	Trade receivables		7	6	—	—
	Non-trade receivables and others		2,858	2,725	—	—
	Trade payables		—	—	1,034	1,195
	Non-trade payables and others		—	—	—	413
Taebaek Gadeoksan Wind Power Co., Ltd.	Non-trade receivables and others		62	54	—	—
	Trade payables		—	—	9,249	11,649
	Non-trade payables and others		—	—	1	1,919
Korea Energy Solutions Co., Ltd.	Trade receivables		—	—	—	—
Green Energy Electricity Generation Co., Ltd.	Trade payables		—	—	—	555
	Non-trade payables and others		—	—	—	—
Bitgoel Eco Energy Co., Ltd.	Trade payables		—	—	5,394	175
	Non-trade receivables and others		2	1,395	—	—
	Non-trade payables and others		—	—	1,458	—
Jeju Gimnyeong Wind Power Co., Ltd.	Non-trade receivables and others		143	118	—	—
	Trade payables		—	—	2,152	1,783
	Non-trade payables and others		—	—	5	7
Muan Solar Park Co., Ltd.	Trade receivables		—	28	—	—
	Non-trade receivables and others		4	3	—	—
Gunsan Green Energy Co., Ltd.	Non-trade payables and others		—	—	—	2,670
Songsan Green Energy Co., Ltd.	Trade receivables		—	1	—	—
	Non-trade payables and others		—	—	—	7,202
Anjwa Smart Farm & Solar City Co., Ltd.	Trade receivables		—	34	—	—
	Non-trade payables and others		—	—	1,797	2,297
KPE Green Energy Co., Ltd.	Trade receivables		1	3,514	—	—
	Non-trade receivables and others		130	—	—	—
	Trade payables		—	—	5,521	4,693
Saemangeum Heemang Photovoltaic Co., Ltd.	Non-trade receivables and others		1	—	—	—
	Non-trade payables and others		—	—	—	—
UD4M Co., Ltd.	Trade receivables		—	—	—	—
Dongbu Highway Solar Co., Ltd.	Trade receivables		1	1	—	—
	Trade payables		—	—	241	244
	Non-trade payables and others		—	—	1	—
Seobu Highway Solar Co., Ltd.	Trade receivables		1	1	—	—
	Trade payables		—	—	231	355
	Non-trade payables and others		—	—	2	—
Songsan Green Energy Co., Ltd.	Non-trade receivables and others		190	193	—	—
Dreams Co.,Ltd.	Non-trade receivables and others		1	1	—	—
	Non-trade payables and others		—	—	30	—
DEEPAI Co.,Ltd.	Non-trade receivables and others		1	1	—	—
	Non-trade payables and others		—	—	30	—
Jeju Bukchon BES Power Co., Ltd.	Non-trade receivables and others		—	177	—	—
Go deok Clean Energy Co., Ltd.	Non-trade receivables and others		10,118	12,818	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2024 and 2025 are as follows, C ontinued:

			Receivables		Payables
Company name	Type		2024	2025	2024	2025
			In millions of won
<Associates>
	Non-trade payables and others	￦	—	—	3,022	5,187
Suwon New Power Co., Ltd.	Trade receivables		—	1	—	—
	Non-trade payables and others		—	—	1	—
Donpyung Technology. Co., Ltd.	Trade receivables		—	—	—	—
HORANG ENERGY Inc.	Trade receivables		—	6	—	—
Muan Sunshine Solar Power Plant Co., Ltd.	Trade payables		—	—	1,954	2,015
Gangneung Sacheon Fuel Cell Co., Ltd.	Trade receivables		8,343	—	—	—
	Non-trade receivables and others		—	20,731	—	—
	Non-trade payables and others		—	—	3,201	6,278
8 Associates (Overseas)	Non-trade receivables and others		59,651	19,061	—	—
	Trade payables		—	—	—	5,899

<Joint ventures>
Daegu Green Power Co., Ltd.	Trade receivables		182	223	—	—
	Non-trade receivables and others		503	456	—	—
	Trade payables		—	—	25,622	10,877
Seobusambo highway photovoltaics Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade receivables and others		4	4	—	—
Yangyang Suri Wind Power Co., Ltd.	Non-trade receivables and others		55	56	—	—
	Non-trade payables and others		—	—	—	1
KAPES, Inc.	Trade receivables		4	4	—	—
	Non-trade receivables and others		90,088	161,784	—	—
	Non-trade payables and others		—	—	3,041	9,072
Honam Wind Power Co., Ltd.	Trade payables		—	—	515	437
Korea Power Engineering Service Co., Ltd.	Trade receivables		—	—	—	—
	Non-trade receivables and others		52	7	—	—
Seokmun Energy Co., Ltd.	Trade receivables		35	37	—	—
	Non-trade receivables and others		862	10,358	—	—
	Trade payables		—	—	7,156	6,027
Incheon New Power Co., Ltd.	Trade receivables		9	—	—	—
Naepo Green Energy Co., Ltd.	Trade receivables		325	199	—	—
	Non-trade receivables and others		458	308	—	—
Chun-cheon Energy Co., Ltd.	Trade receivables		—	307	—	—
	Non-trade receivables and others		—	222	—	—
	Trade payables		—	—	35,325	23,654
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables		9	184	—	—
	Non-trade receivables and others		178	—	—	—
	Trade payables		—	—	962	687
Seokmun Energy Co., Ltd.	Trade receivables		35	37	—	—
	Non-trade receivables and others		862	10,358	—	—
	Trade payables		—	—	7,156	6,027
Incheon New Power Co., Ltd.	Trade receivables		9	—	—	—
Naepo Green Energy Co., Ltd.	Trade receivables		325	199	—	—
	Non-trade receivables and others		458	308	—	—
Chun-cheon Energy Co., Ltd.	Trade receivables		—	307	—	—
	Non-trade receivables and others		—	222	—	—
	Trade payables		—	—	35,325	23,654
Yeonggwangbaeksu Wind Power Co., Ltd.	Trade receivables		9	184	—	—
	Non-trade receivables and others		178	—	—	—
	Trade payables		—	—	962	687
Samcheok Eco Materials Co., Ltd.	Trade receivables		—	26	—	—
Cheongna Energy Co., Ltd.	Trade receivables		7,033	4,479	—	—
	Non-trade receivables and others		3,229	2,228	—	—
	Non-trade payables and others		—	—	8	—
Yeonggwang Wind Power Co., Ltd.	Trade receivables		12	12	—	—
	Non-trade receivables and others		58	60	—	—
	Trade payables		—	—	4,591	4,660
Seungmun Green Energy	Non-trade receivables and others		34	35	—	—
	Non-trade payables and others		—	—	—	2,566

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2024 and 2025 are as follows, C ontinued:

			Receivables		Payables
Company name	Type		2024	2025	2024	2025
			In millions of won
<Joint ventures>
KW Nuclear Components Co., Ltd.	Trade receivables	￦	—	5	—	—
	Non-trade receivables and others		—	16	—	—
Boim Combined Heat and Power Generation Co., Ltd.	Trade receivables		47	46	—	—
	Non-trade receivables and others		3,208	5,045	—	—
	Trade payables		—	—	445	861
	Non-trade payables and others		—	—	13,824	27,834
Taebaek Wind Power Co., Ltd.	Trade payables		—	—	691	387
	Non-trade payables and others		—	—	184	275
	Trade receivables		—	3	—	—
Busan Shinho Solar Power Co., Ltd.	Trade receivables		3	4	—	—
	Trade payables		—	—	915	451
Global Trade Of Power System Co., Ltd.	Non-trade payables and others		—	—	7	—
Expressway Solar-light Power Generation Co., Ltd.	Trade payables		—	—	432	—
Goheung New Energy Co., Ltd.	Trade receivables		21	25	—	—
	Non-trade receivables and others		8	—	—	—
	Non-trade payables and others		—	—	—	411
Gunsan Land Solar Co., Ltd.	Non-trade receivables and others		217	268	—	—
	Non-trade payables and others		—	—	—	—
Daesan Green Energy Co., Ltd.	Trade receivables		4	12	—	—
	Non-trade receivables and others		211	220	—	—
	Trade payables		—	—	3,819	2,804
Cheong-Song Noraesan Wind Power Co., Ltd.	Trade receivables		—	2	—	—
Chungsongmeon BongSan wind power Co., Ltd.	Trade receivables		—	6	—	—
	Non-trade receivables and others		—	87	—	—
Saemangeum Solar Power Co., Ltd.	Non-trade receivables and others		4,368	4,437	—	—
Dangjin Eco Power Co., Ltd.	Trade receivables		4	4	—	—
	Trade payables		—	—	282	273
	Non-trade payables and others		—	—	181	—
Yangyang Wind Power Co., Ltd.	Non-trade receivables and others		163	273	—	—
Energyco Co., Ltd.	Trade receivables		—	—	—	—
	Non-trade receivables and others		124	1	—	—
	Trade payables		—	—	432	524
Hapcheon Floating Photovoltaic Power Plant Inc.	Trade receivables		12	11	—	—
	Non-trade receivables and others		59	—	—	—
Busan Industrial Solar Power Co., Ltd.	Trade receivables		2	2	—	—
	Trade payables		—	—	240	82
	Non-trade payables and others		—	—	—	6
Bitsolar Energy Co., Ltd.	Trade receivables		12	11	—	—
	Non-trade receivables and others		444	767	—	—
	Trade payables		—	—	207	426
	Non-trade payables and others		—	—	—	361
Omisan Wind Power Co., Ltd.	Trade receivables		—	6	—	—
	Non-trade receivables and others		146	563	—	—
Changwon Nu-ri Energy Co., Ltd.	Non-trade receivables and others		188	197	—	—
	Non-trade payables and others		—	—	—	4,405
Jeonju Bio Green Energy Co., Ltd.	Non-trade receivables and others		187	—	—	—
Haemodum Solar Co., Ltd.	Trade receivables		1	1	—	—
	Non-trade payables and others		—	—	—	1
Yeongam Solar Power Co., Ltd.	Trade receivables		48	48	—	—
	Trade payables		—	—	5,723	4,764
	Non-trade payables and others		—	—	—	2,246
Samsu Wind Power Co., Ltd.	Trade payables		—	—	1,834	1,963
	Non-trade payables and others		—	—	—	—
Solaseado Solar Power Co., Ltd.	Non-trade receivables and others		15	18	—	—
Shin-han BNPP Private Investment Trust for East-West Sunlight Dream	Non-trade receivables and others		—	381	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

47.	Related Parties, Continued

(4)	Receivables and payables arising from related party transactions as of December 31, 2024 and 2025 are as follows, continued:

			Receivables		Payables
Company name	Type		2024	2025	2024	2025
			In millions of won
<Joint ventures>
Yeongwol Eco Wind Co., Ltd.	Trade receivables	￦	—	5	—	—
	Non-trade receivables and others		—	82	—	—
Gurae Resident Power Co., Ltd.	Non-trade receivables and others		—	4	—	—
Cheongju Eco Park Co., Ltd.	Non-trade receivables and others		13,461	16,117	—	—
	Trade payables		—	—	9,105	6,906
	Non-trade payables and others		—	—	2,853	—
Enel X Midland Photovoltaic, LLC	Trade receivables		1	1	—	—
	Trade payables		—	—	204	124
	Non-trade payables and others		—	—	59	—
Geumsungsan Wind Power Co., Ltd.	Trade receivables		3	3	—	—
Taean Haetdeulwon Solar Power Co., Ltd.	Non-trade payables and others		—	—	—	399
27 Joint ventures (Overseas)	Trade receivables		271,219	361,770	—	—
	Non-trade receivables and others		59,839	62,446	—	—
	Non-trade payables and others		—	—	34,932	43,464

<Others>
Korea Development Bank	Interest receivables		—	1,642	—	—
	Non-trade receivables and others		34,138	32,354	—	—
	Non-trade payables and others		—	—	231	44
	Derivatives and others		273,627	183,662	2,421	1,085

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

47.	Related Parties, Continued

(5)	Loans arising from related party transactions as of December 31, 2024 and 2025 are as follows:

Type	Company name		Beginning balance	Loans	Collection	Others	Ending balance

			In millions of won
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	￦	33,066	710	—	—	33,776
	(Allowance for doubtful accounts)		(33,066)	(710)	—	—	(33,776)
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		26,606	—	—	(635)	25,971
Associates	PT. Cirebon Energi Prasarana		38,865	10,412	(1,642)	3,039	50,674
Associates	Daejung Offshore Wind Power Co., Ltd.		1,000	—	—	—	1,000
Associates	Bitgoel Eco Energy Co., Ltd.		26,625	—	(4,118)	—	22,507

Associates	Saemangeum Sebit Power Plant Co., Ltd.		27,550	—	(5,748)	—	21,802
Associates	Remal First Holding Company		—	1	—	—	1
Associates	Naseem First Holding Company		—	1	—	—	1
Associates	Jeju Bukchon BES Power Co., Ltd.		—	7,380	—	—	7,380
Associates	Gunsan Green Energy Co., Ltd.		—	627	—	—	627
Joint ventures	Solaseado Solar Power Co., Ltd.		34,929	—	(999)	—	33,930
Joint ventures	Recursos Solares PV de Mexico II, S.A. de C.V.		14,313	1,512	—	(275)	15,550
Joint ventures	Horus Solar, S.A. de C.V.		13,677	3,413	—	(296)	16,794
Joint ventures	Sunmex Renovables, S.A. de C.V.		21,793	2,529	—	(463)	23,859
Joint ventures	Kelar S.A		19,291	11,397	(10)	(12,358)	18,320
Joint ventures	DE energia SpA		8,420	—	(8,420)	—	—
Joint ventures	Daehan Wind Power PSC		16,956	—	(1,767)	(411)	14,778
Joint ventures	Bitsolar Energy Co., Ltd.		3,165	—	—	—	3,165
Joint ventures	Daesan Green Energy Co., Ltd.		2,491	811	—	—	3,302
Joint ventures	Yangyang Wind Power Co., Ltd.		3,257	—	—	—	3,257
Joint ventures	Nghi Son 2 Power LLC		168,601	—	(19,429)	(4,245)	144,927
Joint ventures	Guadalupe Solar SpA		3,352	—	(198)	(81)	3,073
Joint ventures	For e sight Iberian Solar Group Holding Spain S.L.		71,137	3,018	—	(1,944)	72,211
Joint ventures	Capman Lynx SCA, SICAR		35,210	—	—	(35,210)	—
	(Allowance for doubtful accounts)		(35,210)	—	—	35,210	—
Joint ventures	S-Power Chile SpA		294	—	—	(7)	287
Joint ventures	Omisan Wind Power Co., Ltd.		8,894	—	—	—	8,894
Joint ventures	Gurae Resident Power Co., Ltd.		—	106	—	—	106
Joint ventures	Yeongwol Eco Wind Co., Ltd.		—	2,178	—	—	2,178
Joint ventures	KAS Investment I LLC		7,517	—	—	(184)	7,333
Joint ventures	KAS Investment II LLC		7,567	—	—	(176)	7,391
Joint ventures	Chungsongmeon BongSan Wind Power Co., Ltd.		—	5,563	—	—	5,563

		￦	526,300	48,948	(42,331)	(18,036)	514,881

(6)	Borrowings arising from related party transactions as of December 31, 2024 and 2025 are as follows:

Related parties	Type		Beginning balance	Borrowings	Repayment	Others	Ending balance

			In millions of won
Korea Development Bank	Facility	￦	84,653	—	(9,416)	(295)	74,942
	Others		1,424	—	(327)	—	1,097
	Operating funds		100,000	637,711	(607,711)	—	130,000
	EBL and others		149,862	2,521	(52,012)	(681)	99,690

		￦	335,939	640,232	(669,466)	(976)	305,729

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2025 are as follows:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
In millions of won and thousands of foreign currencies
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR 4,151	Hana Bank
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Certification of payment on L/C	USD 44,350	SMBC Singapore and others
Korea Electric Power Corporation	Barakah One Company	Performance guarantees and others	USD 3,876,233	FAB and others
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees (*9)	USD 203,981	EFS Renewables Holdings, LLC, CA-CIB and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 106,873	EFS Renewables Holdings, LLC
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Certification of payment on L/C	USD 9,800	Hana Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Certification of payment on L/C	USD 13,200	Hana Bank
Korea Electric Power Corporation	Horus Solar, S.A. de C.V.	Other performance guarantees	USD 1,165	CENACE
		Other performance guarantees	MXN 14,843	CENACE and others
Korea Electric Power Corporation	Recursos Solares PV de Mexico II, S.A. de C.V.	Other performance guarantees	MXN 1,518	SEMARNAT
Korea Electric Power Corporation	Sunmex Renovables, S.A. de C.V.	Other performance guarantees	USD 9,078	CFE Transmission
		Other performance guarantees	MXN 4,929	CFE Transmission and others
Korea Electric Power Corporation	International Offshore Power Transmission Holding Company Limited	Performance guarantees	USD 52,500	Mizuho Bank
		Other performance guarantees	USD 7,000	Credit Agricole
Korea Electric Power Corporation	KEPCO for Power Company	Other performance guarantees	USD 70,000	SMBC Seoul
Korea Electric Power Corporation	Remal Energy Company	Debt Guarantee	USD 146,400	DBS BANK Ltd. (Hong Kong)
Korea Electric Power Corporation	Naseem Energy Company	Debt Guarantee	USD 146,400	DBS BANK Ltd. (Hong Kong)
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 28,202	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*5)	KRW 53,233	Kookmin Bank and others
		Debt Guarantee	KRW 18,200	HY western 1st co., Ltd
Korea Western Power Co., Ltd.	PT.Mutiara Jawa	Collateralized money invested	—	Woori Bank
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 11,200	National Bank of Kuwait
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Collateralized money invested	KRW 72,509	Krung Thai Bank
		Impounding bonus guarantees (*10)	USD 5,000	SK Eco Plant Co., Ltd.
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 194	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 72,000	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Western Power Co., Ltd.	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW 2,940	Nonghyup Bank
Korea Western Power Co., Ltd.	Seoroseoro Sunny Power Plant Co., Ltd.	Collateralized money invested	KRW 706	Hana Bank and others
Korea Western Power Co., Ltd.	Muan Solar Park Co., Ltd.	Collateralized money invested	KRW 4,400	IBK and others
Korea Western Power Co., Ltd.	YuDang Solar Co., Ltd.	Collateralized money invested	KRW 360	Hana Bank and others
Korea Western Power Co., Ltd.	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW 5,651	Hana Bank and others
Korea Western Power Co., Ltd.	Hapcheon Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 7,512	Nonghyup Bank
Korea Western Power Co., Ltd.	Yeongwol Eco Wind Co., Ltd.	Collateralized money invested	KRW 3,089	Hana Bank and others
Korea Western Power Co., Ltd.	Gurae Resident Power Co., Ltd.	Collateralized money invested	KRW 386	Hana Bank and others
Korea Western Power Co., Ltd.	Gunsan Land Solar Co., Ltd.	Collateralized money invested	KRW 19,091	Hana Bank and others
Korea Western Power Co., Ltd.	Seobusambo highway photovoltaics Co., Ltd.	Collateralized money invested	KRW 3,020	Hana Bank and others
Korea Western Power Co., Ltd.	Eumseong Eco Park Co., Ltd.	Collateralized money invested	KRW 5,741	Kyobo Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd.	PungBack Wind Farm Corporation	Collateralized money invested	KRW 7,885	Hanwha Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd.	Wadi Noor Solar Power Company	Loan payment guarantee	USD 54,855	DBS Bank
Korea Western Power Co., Ltd.	EDFR KOWEPO AJBAN HOLDING LIMITED	Loan payment guarantee	USD 57,090	First Abu Dhabi Bank
Korea Western Power Co., Ltd.	Taean Haetdeulwon Solar Co., Ltd.	Collateralized money invested	KRW 7,992	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 14,565	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2025 are as follows, C ontinued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
In millions of won and thousands of foreign currencies
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 36,703	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,898	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 286,796	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,835	Kookmin Bank and others
		Collateralized money invested	—
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 21,755	IBK
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 26,456	Hana Bank and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Other guarantees(*14)	USD 3,150	PT. Adaro Indonesia
		Guarantees for supplemental funding (*1)	—	Sumitomo mitsui banking and others
		Collateralized money invested	KRW 98,221	MUFG and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees (*13)	USD 14,400	Hana Bank
		Collateralized money invested	KRW 48,675	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	Cheongju Eco Park Co., Ltd.	Collateralized money invested	KRW 11,017	Kyobo Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Busan Industrial Solar Power Co., Ltd.	Collateralized money invested	KRW 1,351	Shinhan Bank and others
Korea East-West Power Co., Ltd.	Yangyang Wind Power Co., Ltd.	Collateralized money invested	KRW 15,131	Hana Bank and others
		Collateralized money invested(*1)	—
Korea East-West Power Co., Ltd.	Goheung New Energy Co., Ltd.	Collateralized money invested	KRW 5,572	Woori Bank and others
Korea East-West Power Co., Ltd.	Yanggu Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 851	Korea Development Bank
Korea East-West Power Co., Ltd.	Hoenggye Renewable Energy Co., Ltd.	Collateralized money invested	KRW 2,375	IBK
		Collateralized money invested(*1)	—
Korea East-West Power Co., Ltd.	Kumyang Eco Park Co., Ltd.	Collateralized money invested	KRW 6,874	Woori Bank and others
Korea East-West Power Co., Ltd.	Amaala Sustaninable Company for Energy LLC	Loan payment guarantee (*7)	USD 38,054	FAB
		Collateralized money invested	KRW 18	First Abu Dhabi Bank PJSC
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	KPE Green Energy Co., Ltd.	Collateralized money invested	KRW 9,096	Hana Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 29,258	KDB Capital Corp. and others
Korea East-West Power Co., Ltd.	Bitsolar Energy Co., Ltd.	Collateralized money invested	—	Mirae Asset Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Jeju Bukchon BES Power Co., Ltd.	Collateralized money invested	KRW 2,480	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 34,475	Korea Development Bank and others
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 31,119	Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD 26,520	Hana Bank, MUFG
		Payment guarantees (*11)	USD 11,707	Hana Bank
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Payment guarantees (*6)	USD 2,000	Hana Bank
		Performance guarantees (*15)	USD 1,800	Shinhan Bank
		Collateralized money invested	KRW 25,095	Standard Chartered
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 12,851	Woori Bank, Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW 14,878	IBK
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*2)	—	KIS SF the 22nd Co., Ltd.
		Performance guarantees	—	HC elementary materials
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW 19,781	Kookmin Bank and others
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested	KRW 59,242	IBK and others
		Performance guarantees	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2025 are as follows, C ontinued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
In millions of won and thousands of foreign currencies
Korea Southern Power Co., Ltd.	Omisan Wind Power Co., Ltd.	Collateralized money invested	KRW 12,204	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Geumsungsan Wind Power Co., Ltd.	Collateralized money invested	KRW 7,538	Kookmin Bank and others
Korea Southern Power Co., Ltd.	HORANG ENERGY Inc.	Collateralized money invested	KRW 4,209	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Haman Green Energy Co., Ltd.	Collateralized money invested	KRW 5,776	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Jeongeup Green Power Co., Ltd.	Collateralized money invested	KRW 6,724	Mirae Asset Securities Co., Ltd.
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	HyChangwon Fuel Cell. Co., Ltd.	Collateralized money invested	KRW 8,643	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Roof One Energy Co., Ltd.	Collateralized money invested	KRW 1,933	Woori Bank
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Namjeju Bitdream Energy Co., Ltd.	Collateralized money invested	KRW 5,260	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Cheonwang Green Energy Co., Ltd.	Collateralized money invested	KRW 494	Samsung Fire & Marine Insurance Co., Ltd. and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Haetbyeotgil Sunlight Co., Ltd.	Collateralized money invested	KRW 732	Kyobo Life Insurance Co., Ltd.
		Guarantees for supplemental funding (*1)	—	Heungkuk Asset Management
Korea Southern Power Co., Ltd.	Rutile BESS. LLC	Payment guarantees	USD 13,000	Nonghyup Bank, JP Morgan Chase Bank
KOSPO Power Services Ltda.	Kelar S.A.	Performance guarantees	USD 1,348	Scotia bank
KOSPO Chile SpA	Kelar S.A.	Collateralized money invested	KRW 153,294	Export-Import Bank of Korea and others
KOSPO Chile SpA	Chester Solar I SpA	Collateralized money invested	KRW 3,417	IBK
KOSPO Chile SpA	Chester Solar IV SpA	Collateralized money invested	KRW 5,349	IBK
KOSPO Chile SpA	Chester Solar V SpA	Collateralized money invested	KRW 756	IBK
KOSPO Chile SpA	Diego de Almagro Solar SpA	Collateralized money invested	KRW 4,920	IBK
KOSPO Chile SpA	Laurel SpA	Collateralized money invested	KRW 3,092	IBK
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric Co., Ltd.	Collateralized money invested	KRW 61	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 86,549	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 3,795	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 4,253	PT. Bank KB Bukopin
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW 230	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW 5,236	Kyobo Life Insurance Co., Ltd. and others
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Yaksu ESS Co., Ltd.	Collateralized money invested	KRW 31	IBK
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW 2,778	IBK
Korea Midland Power Co., Ltd.	Goesan Solar park Co., Ltd.	Collateralized money invested	KRW 2,926	IBK
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW 7,672	IBK and others
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Energyco Co., Ltd.	Collateralized money invested	KRW 2,629	Nonghyup Bank
Korea Midland Power Co., Ltd.	Dongbu Highway Solar Co., Ltd.	Collateralized money invested	KRW 523	Shinhan Bank
Korea Midland Power Co., Ltd.	Seobu Highway Solar Co., Ltd.	Collateralized money invested	KRW 683	Shinhan Bank
Korea Midland Power Co., Ltd.	Yeongyang Wind Power Corporation II	Collateralized money invested	KRW 13,406	Korea Development Bank and others
Korea Midland Power Co., Ltd.	Haeparang Energy Co., Ltd.	Collateralized money invested	KRW 2,714	Templeton Hana Asset
Korea Midland Power Co., Ltd.	Saemangeum Sebit Power Plant Co., Ltd.	Collateralized money invested	KRW 28,114	IBK and others
Korea Midland Power Co., Ltd.	Yeomsubong Wind Power Co., Ltd.	Collateralized money invested	KRW 325	Korea Development Bank
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Commerce and Industry Energy Co., Ltd.	Collateralized money invested	KRW 498	IBK and others

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2025 are as follows, C ontinued:

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
In millions of won and thousands of foreign currencies
Korea Midland Power Co., Ltd.	Ibri III Solar IPP	Performance Guarantee	OMR 2,750	Oman Power and Water Procurement Company SAOC
		Performance Guarantee	USD 17,300	Shinhan Bank
		Performance Guarantee	USD 600	Shinhan Bank
Korea South-East Power Co., Ltd.	Boim Combined Heat and Power Generation Co., Ltd.	Collateralized money invested (*3,4)	—	IBK
		Guarantees for supplemental funding and others (*1,16)	KRW 76,800	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested (*4)	EUR 7,210	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested (*4)	EUR 5,735	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested (*4)	KRW 276,085	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested (*4)	KRW 227,683	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND Solar Co., Ltd.	Collateralized money invested (*4)	KRW 1,938	Korea Investment & Securities Co., Ltd.
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested (*4)	KRW 9,159	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested (*4)	—	IBK
Korea South-East Power Co., Ltd.	Chungsongmeon BongSan wind power Co., Ltd.	Collateralized money invested (*4)	KRW 2,304	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Yeongam Solar Power Co., Ltd.	Collateralized money invested (*4)	KRW 12,215	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested (*4)	KRW 3,310	Shinhan Bank and others
Korea South-East Power Co., Ltd.	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested (*4)	KRW 16,913	Woori Bank and others
Korea South-East Power Co., Ltd.	Nepal Water & Energy Development Company Private Limited	Collateralized money invested (*4)	USD 95,960	International Finance
		Business reserve payment guarantee	USD 33,333	Corporation and others
Korea South-East Power Co., Ltd.	Santiago Solar Power SpA	Debt guarantees (*8)	USD 8,000	Nonghyup Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	—	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 1,711	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Godeok Clean Energy Co., Ltd.	Collateralized money invested	KRW 5,479	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW 4,119	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gwangyang Green Energy Co., Ltd.	Collateralized money invested	KRW 23,781	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gangneung Sacheon Fuel Cell Co., Ltd.	Collateralized money invested	KRW 9,205	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Chuncheon Green Energy Co., Ltd.	Collateralized money invested	KRW 15,830	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Yangyang Suri Wind Power Co., Ltd.	Collateralized money invested	KRW 9,569	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Bigeum Resident Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 7,569	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Songsan Green Energy Co., Ltd.	Collateralized money invested	KRW 11,450	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Changwon Nu-ri Energy Co., Ltd.	Collateralized money invested	KRW 9,485	Hana Bank and others
		Guarantees for supplemental funding (*1)	—	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Imha Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 5,627	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	KAS INVESTMENT I LLC	Payment guarantees (*12)	USD 9,770	WOORI AMERICA BANK
Korea Hydro & Nuclear Power Co., Ltd.	KAS INVESTMENT II LLC	Payment guarantees (*12)	USD 9,730	WOORI AMERICA BANK

(*1)	The Company guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.

(*2)
Samcheok Eco Materials Co., Ltd., a joint venture of the Company has issued the hybrid bonds. If the bonds are not repaid by December 8, 2026, the parent company and shareholders must purchase the bonds from the acquirer. As of December 31, 2025, derivative liabilities of ￦23,494 million were recognized in relation to this obligation. Meanwhile, the Company has entered into an agreement to compensate for potential losses in connection with the fulfillment of the obligated supply volume under the coal ash supply obligation agreement.

(*3)
The Company recognized an impairment loss on all of the equity securities of Boim Combined Heat and Power Generation Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ￦47,067 million.

(*4)
The agreement includes an obligation to contribute, in proportion to the equity interest, any excess amount over the threshold in the event that the non-recognized portion of the guaranteed company’s capital expenditure exceeds the prescribed limit.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

47.	Related Parties, Continued

(7)	Guarantees provided to related parties as of December 31, 2025 are as follows, C ontinued:

(*5)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Company were pledged as collateral.

(*6)	The Company provided a payment guarantee to Jordan Tafila wind power project for opening L/C for Debt Service Reserve Account (DSRA).

(*7)	The Company provided EBL payment and EBL hedging guarantee to Amaala Sustainable Company for Energy LLC, an associate of the Company.

(*8)	The Company has issued a guaranteed letter of credit in the amount of USD 8,000 thousand under the interlender loan agreement with Santiago Solar Power SpA.

(*9)	The credit limits of guarantees to RE Holiday Holdings LLC include the credit limits of guarantees to their subsidiaries.

(*10)
Xe-Pian Xe-Namnoy Power Co., Ltd., an associate of the Company, has entered a contract to pay an incentive type of impounding bonus to SK Eco Plant Co., Ltd. when the Xe-Pian Xe-Namnoy Dam is completed. If Xe-Pian Xe-Namnoy Power Co., Ltd. fails to pay SK Eco Plant Co., Ltd., the Company guarantees the payment, and the amount is USD 5,000 thousand.

(*11)	The Company provided a payment guarantee to Chile Kelar project for opening L/C for Debt Service Reserve Account (DSRA), and others.

(*12)	The credit limits of guarantees to KAS INVESTMENT I LLC, KAS INVESTMENT II LLC include the credit limits of guarantees to their subsidiaries.

(*13)	The payment guarantee is related to the gas combined cycle power project of South Jamaica Power Company Limited, a joint venture of the Company.

(*14)	The payment guarantees for the water source modification cost of PT. Tanjung Power Indonesia, a joint venture of the Company, have not yet been executed.

(*15)	The Company has provided a performance guarantee in connection with the Tafila Wind Power Project in Jordan.

(*16)	In accordance with the agreement, the Company has recognized the estimated amount required for the fulfillment of the obligation as other provisions, amounting to ￦13,498 million.

(8)	Guarantees received from related parties as of December 31, 2025 are as follows:

Primary Guarantor	Type of guarantees		Credit limit
			In millions of won
KAPES, Inc.	Defect guarantees	￦	16,081
	Performance guarantees		35,926
	Advance payment guarantee		248,042

(9)	Derivatives transactions with related parties as of December 31, 2025 are as follows:

Counterparty	Contract year		Contract amounts		Contract interest rate per annum			Contract exchange rate (in won)
			Pay	Receive	Pay	Receive
	In millions of won and thousands of foreign currencies except contract exchange rate information
Korea Development Bank	2021~2026	￦	118,170	USD 100,000	1.11%	1.13%	￦	1,181.70
	2022~2026		283,820	USD 200,000	4.67%	5.38%		1,419.10
	2022~2028		283,820	USD 200,000	5.12%	5.50%		1,419.10
	2023~2026		256,000	USD 200,000	4.04%	5.38%		1,280.00
	2024~2027		864,890	USD 650,000	3.53%	4.88%		1,330.60
	2025~2028		73,160	USD 50,000	3.02%	SOFR + 0.62%		1,463.20
	2017~2027		111,610	USD 100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD 800,000	2.69%	3.35%		135.75
	2019~2027		119,978	CHF 100,000	1.43%	0.05%		1,199.78
	2021~2026		111,399	USD 100,000	0.93%	1.25%		1,114.00
	2022~2027		262,000	USD 200,000	3.63%	4.25%		1,310.00
	2024~2028		257,880	USD 200,000	3.80%	5.00%		1,289.40
	2024~2028		128,940	USD 100,000	3.69%	5.00%		1,289.40
	2024~2029		138,540	USD 100,000	3.19%	4.63%		1,385.40
	2025~2030		556,560	USD 400,000	2.75%	SOFR + 0.79%		1,391.40
	2020~2026		118,910	USD 100,000	0.61%	1.00%		1,189.10
	2021~2026		114,230	USD 100,000	1.27%	1.25%		1,142.30
	2022~2027		123,710	USD 100,000	3.41%	3.63%		1,237.10
	2023~2028		129,500	USD 100,000	3.85%	4.88%		1,295.00

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

47.	Related Parties, Continued

(10)
During the year ended December 31, 2025, the Company acquired financial instruments amounting to
￦
120,000 million from Korea Development Bank, an other related party, and disposed of financial instruments amounting to
￦
80,000 million
.

(11)
The Company considers all standing directors of the Board who serve as executive officers responsible for planning, operations and/or control of business activities, as key management personnel. The Company recorded salaries and other compensations related to the key management personnel as follows:

Type		2023	2024	2025
		In millions of won
Salaries	￦	866	1,064	1,407
Retirement benefits		33	36	62

	￦	899	1,100	1,469

48.	Statement of Cash Flows

(1)	Significant non-cash transactions for the years ended December 31, 2023, 2024 and 2025 are as follows:

Transactions		2023	2024	2025
		In millions of won
Transfer from construction-in-progress to other assets	￦	10,090,726	15,059,467	10,256,534
Recognition of asset retirement cost and related provision for decommissioning costs		(292,120)	1,821,415	591,433
Transfer from provision for disposal of spent nuclear fuel to accrued expenses		379,011	463,388	411,377
Transfer from long-term borrowings to current portion of long-term borrowings		5,779,487	8,417,793	8,742,102
Transfer from debt securities to current portion of debt securities		24,674,525	26,901,367	27,165,448
Transfer from inventory to stored nuclear fuel		827,279	1,002,036	1,194,976
Transfer of right-of-use assets due to change in accounting policy and others		261,862	132,495	100,430

(2)	Changes in liabilities incurred from financing activities for the years ended December 31, 2024 and 2025 are as follows:

		2024
				Non-cash changes
		Beginning balance	Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
		In millions of won
Borrowings	￦	19,839,652	604,841	—	214,888	20,659,381
Debt securities		113,792,178	(4,211,164)	—	2,293,005	111,874,019
Lease liabilities		3,807,880	(612,828)	119,161	385,243	3,699,456
Dividends Payable		4,574	(126,902)	—	127,391	5,063
Derivative liabilities (assets), net		(554,147)	545,483	—	(2,397,674)	(2,406,338)

	￦	136,890,137	(3,800,570)	119,161	622,853	133,831,581

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

48.	Statement of Cash Flows, Continued

(2)	Changes in liabilities incurred from financing activities for the years ended December 31, 2024 and 2025 are as follows, C ontinued:

		2025
				Non-cash changes
		Beginning balance	Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
		In millions of won
Borrowings	￦	20,659,381	1,506,642	—	(169,727)	21,996,296
Debt securities		111,874,019	(3,447,638)	—	(653,385)	107,772,996
Lease liabilities		3,699,456	(549,651)	90,362	(89,287)	3,150,880
Dividends Payable		5,063	(216,780)	—	213,036	1,319
Derivative liabilities (assets), net		(2,406,338)	621,571	—	(85,283)	(1,870,050)

	￦	133,831,581	(2,085,856)	90,362	(784,646)	131,051,441

49.	Commitments for Expenditure

(1)	The commitments related to acquisition of property, plant and equipment as of December 31, 2024 and 2025 are as follows:

		2024		2025
Contracts		Commitment amounts	Remaining liability balances	Commitment amounts	Remaining liability balances
		In millions of won
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	￦	57,226	417	57,226	417
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		37,168	15,109	37,081	8,394
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	140	37,744	140
Purchase of cable (PVC, 1C, 2500SQ) 100,548M and others (Kyungin Construction)		58,271	746	58,271	746
Purchase of GIS (362kV, 6300A, 63kA) 25CB – Migeum S/S		35,282	13,476	35,282	4,749
Purchase of cable (PVC, 1C, 2000SQ) 5,862M and others (Baekun-Gwangyanghang)		35,016	703	35,016	703
Purchase of cable (PVC, 1C, 2500SQ) 57,868M and others (Goduk-Seoansung)		40,937	654	40,937	654
Purchase of cable (PVC, 1C, 2000SQ) 87,732M and others (Eulwangboonki)		36,446	1,015	36,446	1,015
Purchase of GIS (362kV,6300A,63kA) Type 18 – Wolsung S/Y		33,057	16,045	33,057	16,045
System stabilization ESS equipment (Bubuk S/S) Type 1		221,939	42,137	221,939	42,137
System stabilization ESS equipment (Yeongcheon S/S) Type 1		72,779	16,975	72,779	16,975
System stabilization ESS equipment (Yesan S/S) Type 1		56,174	11,471	56,174	11,471
System stabilization ESS equipment (Hamyang S/S) Type 1		35,764	11,468	35,764	11,468
Concrete pole (10M, general purpose, 500KGF) 90,000 ea and four other equipment		59,473	36,464	—	—
Purchase of cable (PVC, 1C, 2500SQ) 53,856M and others (Shinchungjuboonki)		31,925	7,756	—	—
Purchase of GIS (362kV, 6300A, 63kA) Type 31 – East Seoul S/S		39,060	39,060	38,520	38,520
Purchase of cable (PVC, 1C, 2000SQ) 68,613M and others (Dongducheon-Yangju)		40,933	28,790	40,933	15,651
Purchase of HVDC cable (PE, 2500SQ) 31,551M and others		40,323	40,323	40,323	31,810
Purchase of HVDC cable (PE, 2500SQ) 30,883M and others		40,130	40,130	40,130	31,505
Stationary reactive power compensation device (Phase 3, ±500MVAR) – Shin Jecheon S/S		39,300	39,300	39,300	39,300
Stationary reactive power compensation device (STATCOM, phase 3, ±500MVAR) – East coast #1C/S		37,600	37,600	37,600	37,600
AMIGO, 1P2W, 60(5)A, Electronic, Class 1.0, 220V, 1,031,728 EA - Annual Unit Price		43,054	38,404	—	—

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

49.	Commitments for Expenditure, Continued

(1)	The commitments related to acquisition of property, plant and equipment as of December 31, 2024 and 2025 are as follows, C ontinued:

		2024		2025
Contracts		Commitment amounts	Remaining liability balances	Commitment amounts	Remaining liability balances
		In millions of won
Stationary reactive power compensation device (STATCOM/Phase 3, ±500MVAR) – Shin Gapyeong S/S	￦	40,590	40,590	40,590	40,590
Stationary reactive power compensation device (STATCOM/Phase 3, ±500MVAR) – Shin Namwon S/S		37,100	37,100	37,100	37,100
Steel Pipe Towers (500kV HVDC), 6,105 tons – Donghae–Shingapyeong (Section 2)		25,214	25,214	32,381	11,453
Steel Pipe Towers (500kV HVDC), 6,143 tons – Donghae–Shingapyeong (Section 3)		25,372	25,372	31,184	14,490
Purchase of GIS (362kV, 6300A, 63kA) Type 16 and others -East coast #1C/S		—	—	41,000	40,700
Purchase of cable (PVC, 1C, 2500SQ) 55,593M and others (Shin Anseong–Dong Yongin)		—	—	38,086	10,334
Concrete pole (10M, general purpose, 500KGF) 70,000 ea and five other equipment		—	—	31,838	18,411
AMIGO, 1P2W, 60(5)A, Electronic, Class 1.0, 220V, 709,616 units – Annual Unit Price (General)		—	—	40,475	29,546
AMIGO, 3P4W, 120(10)A, Electronic, Class 1.0, 220V, 422,751 units – Annual Unit Price (General)		—	—	42,252	12,262
Purchase of cable (PVC, 1C, 2000SQ) 74,647M and others (East Seoul#2-Tancheon)		—	—	30,471	30,471
Purchase of cable (PE,1C,2500SQ) 69,720M and others (Saemangeum-Dongbieung)		—	—	30,607	20,679
Stationary reactive power compensation device (Phase 3, ±500MVAR) – East coast #2C/S		—	—	36,400	36,400
Purchase of GIS (800KV,8000A,50KA) Type 7– Dangjin Thermal Power Plant		—	—	63,903	63,903
765kV Power Transformer 3Bank(15Tank) - Dangjin Thermal Power Plant		—	—	61,100	61,100
Purchase of cable (PVC, 1C, 2000SQ) 61,641M and others (Shin Gangseoboonki)		—	—	52,204	52,204
Stationary reactive power compensation device (STATCOM/Phase 3, ±500MVAR) Type2- Shin Okcheon S/S		—	—	58,650	58,650
Construction of Saeul Units (#3,4)		11,718,217	1,748,342	11,718,217	921,006
Construction of Shin-Hanul Units (#3,4)		12,343,245	10,964,638	12,343,245	10,205,627
Other 55 contracts		2,033,913	1,744,217	2,245,116	1,583,953
Purchase of equipment for the construction project of Boryeong indoor coal storage yard		357,479	241,751	371,978	134,735
Purchase of main machine for Boryeong New Complex Unit 1		286,299	177,988	282,623	29,970
Boryeong New Complex Unit 1 Construction Project		202,552	161,753	221,475	93,617
Haman Combined Power Block Conditional Purchase Agreement		581,790	543,509	586,983	514,447
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant		123,495	15,603	123,989	9,820
Purchase of steam turbine, HRSG and POWER BLOCK of Gimpo combined heat & power plant		220,864	101	—	—
Construction of Gimpo combined heat & power plant		223,660	8,795	223,697	7,184
Purchase of gas turbines, steam turbines, and accessories for Gumi natural gas power plant		198,029	29,417	198,029	18,973
Purchase of heat recovery boiler and accessories for Gumi natural gas power plant		65,918	12,574	65,918	9,336
Construction of Gumi natural gas power plant		246,110	96,708	301,684	24,569
Installation of natural gas supply facility at Gumi natural gas power plant		83,801	45,019	—	—
Construction of Gongju natural gas power plant		203,849	190,840	224,392	120,972

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

49.	Commitments for Expenditure, Continued

(1)	The commitments related to acquisition of property, plant and equipment as of December 31, 2024 and 2025 are as follows, C ontinued:

		2024		2025
Contracts		Commitment amounts	Remaining liability balances	Commitment amounts	Remaining liability balances
		In millions of won
Purchase of natural gas main machine and accessories at Gongju natural gas power plant	￦	305,829	273,338	310,322	257,822
Purchase of main equipment and ancillary facilities for the Yeosu Natural Gas Power Plant.		—	—	288,250	232,221
Purchase of gas turbines and accessories for Asan combined heat & power plant		—	—	123,000	123,000
Purchase of coal handling machine for construction of Samcheok Units (#1,2)		326,395	5,905	327,569	2,110
Purchase of main equipment for Shin-Sejong combined thermal power plant		234,392	2,670	234,392	2,862
Hadong Thermal Power Plant Indoor Coal Storage Yard Residual Project Purchase		—	—	61,859	49,504
Purchase of Samcheok hydrogen compound co-firing facility infrastructure		128,820	90,876	128,820	64,989
Construction of Andong Combined Unit 2 Power Plant		181,593	175,029	185,647	132,297
Purchase of main equipment for Andong Combined Unit 2		279,773	230,694	279,771	125,852
Service of designing Hadong Combined Unit 1		31,593	26,351	32,289	26,988

(2)	As of December 31, 2025, details of contracts for uranium purchase commitment are as follows:

Type	Periods	Contracted quantity
Concentrate	2025 ~ 2033	20,737 Ton U3O8
Conversion	2025 ~ 2030	17,392 Ton U
Enrichment	2025 ~ 2035	27,829 Ton SWU
In addition, the contracted quantity of the molded uranium between Korea Hydro & Nuclear Power Co., Ltd. and KEPCO Nuclear Fuel Co., Ltd., which are subsidiaries of the Company, is 1,370 Ton U (contract periods: 2024 ~ 2033).

50.	Contingencies and Commitments

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of December 31, 2024 and 2025 are as follows:

	2024			2025
	Number of cases	Claim amount		Number of cases	Claim amount
	In millions of won
As the defendant	722	￦	884,402	706	￦	799,646
As the plaintiff	264		769,772	244		531,459
As of December 31, 2025, the Company is involved in five litigation matters and two arbitration proceedings.

1)	The Company is the defendant against a number of claims. The following is ongoing claim pertaining to the Company which can potentially be significant:
As of December 31, 2025, the Company is a defendant in a total of 14 lawsuits regarding ordinary wages and 9 lawsuits regarding other wage-related matters pending in various courts, including the Supreme Court of Korea. The aggregate amount of claims filed against the Company in these wage-related lawsuits is ￦198,628 million, and the Company has recognized provisions for litigation amounting to ￦196,504 million as of December 31, 2025. While the ultimate outcomes of the lawsuits for which no provisions have been recognized are not currently predictable, the Company’s management believes that the results of such proceedings will not have a material adverse effect on the Company’s results of operations or financial position.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

50.	Contingencies and Commitments, Continued

(1)	Ongoing litigations and claims related with contingent liabilities and contingent assets as of December 31, 2024 and 2025 are as follows, C ontinued:

2)	There are 10 arbitration cases pertaining to the Company as of December 31, 2025 and the significant arbitration cases are as follows:

i)
During the year ended December 2025, Hyosung Heavy Industries Co., Ltd. filed an arbitration request with the Korean Commercial Arbitration Board (KCAB) against the Company in connection with the 200MW Voltage Source Converter (VSC) HVDC technology development agreement and the related acquisition costs. As of December 31, 2025, the Company is unable to reasonably estimate the amount or timing of any potential resource outflows that may result from the final outcome of this arbitration.

ii)
The Company is currently engaged in arbitration proceedings at the KCAB against S-Energy Co., Ltd. to confirm the latter’s obligation to pay compensation for the shortfall in guaranteed power output of certain solar power facilities. As of December 31, 2025, the Company cannot reasonably estimate the probability or the amount of any potential inflow of economic benefits arising from the outcome of this arbitration.

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2025 are as follows:

1)
The Company has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, with a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of December 31, 2025.

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

3)
The Company has provided USD 6,015 thousand for a debt guarantee to Export-Import Bank of Korea, BNP Paribas and ING Bank, to guarantee the payment of debt related to hydroelectric power business of Tanggamus, Indonesia.

4)	The Company has provided USD 4,253 thousand for a debt guarantee to PT. Bank KB Bukopin, to guarantee the payment of debt related to hydroelectric power business of Wampu, Indonesia.

5)
The Company has provided RBC Community Investments Impact Renewables HoldCo-1, LLC with a performance guarantee regarding weatherization in relation with tax investors up to USD 3,000 thousand for the power plant construction for Concho Valley solar power project in the United States.

6)
The Company has provided EUR 7,031 thousand for a performance guarantee to Microsoft through Kookmin Bank, to guarantee the implementation of the power plant construction for Guba Buget wind power project in Sweden.

7)	The Company has provided Axia Power Holdings B.V. and others with a performance guarantee up to USD 54,000 thousand for the implementation of Cirebon thermal power generation project in Indonesia.

8)
The Company has provided Nonghyup Bank with a debt guarantee up to USD 3,795
thousand to guarantee Debt Service Reserve Account (DSRA) for Mizuho bank, Ltd. related to the Cirebon power plant business of PT. Cirebon Electric Power in Indonesia.

9)	The Company has provided PT Perusahaan Listrik Negara with a performance guarante e up to IDR 35,599,935 thousand for the implementation of Tanjung Jati power plant operation project in Indonesia.

10)
The Company has provided USD 30,000
thousand for a performance guarantee to Morgan Stanley Capital Group Inc., to guarantee the electricity purchase contract in relation to photovoltaic power generation project in the United States.

11)
The Company has provided Morgan Stanley Renewables Inc. with a guarantee up to USD 70,000
thousand for the fulfillment of subscription obligation regarding photovoltaic power generation project in the United States.

12)	The Company has provided Hana Bank with a debt guarantee up to USD 40,000 thousand to guarantee Equity Bridge Loan for Concho Valley solar business in the United States.

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

50.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of December 31, 2025 are as follows, C ontinued:

13)	The Company has provided Van Phong Power Company, Ltd. With a performance guarantee up to USD 5,000 thousand for the operation maintenance project in Van Phong, Vietnam.

14)
The Company has provided RBC Community Investments Impact Renewables HoldCo-1, LLC with a guarantee for up to USD 62,800 thousand for the fulfillment of subscription obligation regarding Concho Valley solar power project in the United States.

15)	The Company has provided a performance guarantee of USD 4,413 thousand to Mondelez Global, LLC, as a guarantee for the U.S. Rusi solar power project undertaken by Concho County Solar 1, LLC.

16)
The Company has provided an equity commitment guarantee of OMR 17,515 thousand to Natixis in connection with the Oman Ibri 3 Solar Project, which is being developed by its subsidiary, KOMIPO Middle East Energy L.L.C. FZ.

17)
The Company has provided a performance guarantee of OMR 667 thousand to HSBC Seoul, in connection with the bid bond for the Oman Al Kamil Solar Project conducted by a consortium consisting of Abu Dhabi Future Energy Company PJSC (Masdar), KOMIPO, and Al Khadra.

(3)	Credit lines provided by financial institutions and others as of December 31, 2025 are as follows:

Commitments	Financial institutions	Currency	Credit limit	Used amount

	In millions of won and thousands of foreign currencies
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	1,780,500	388,873
Limit amount available for CP	Hana Bank and others	KRW	8,380,000	8,380,000
General Loan, etc.	Nonghyup Bank and others	KRW	2,600,000	2,600,000
Limit amount available for card	Nonghyup Card and others	KRW	48,458	4,351
Loan limit	Korea Development Bank and others	KRW	3,067,095	1,845,751
	DBS Bank and others	USD	1,760,000	—
Certification of payment on payables from foreign country	Nonghyup Bank	USD	8,700	4,020
Certification of payment on L/C	Shinhan Bank and others	USD	1,292,634	USD 323,645
				EUR 5,150
	Kookmin Bank and others	EUR	8,431	7,461
	Shinhan Bank	JPY	526,241	118,950
Certification of Performance guarantee on contract	Hana Bank and others	KRW	170,168	108,989
	First Abu Dhabi Bank and others	USD	1,874,849	388,118
	SMTB	JPY	6,500,000	440,000
	Hana Bank and others	EUR	377,623	6,342
	Hana Bank	INR	27,117	27,117
	Hana Bank	OMR	6,250	—
	First Abu Dhabi Bank	AED	52,500	52,500
	Saudi National Bank and others	SAR	124,151	123,657
Certification of bidding	Korea Software Financial Cooperative	KRW	43,806	—
	Hana Bank and others	USD	14,200	9,000
	Bank Muscat	OMR	3,750	3,750
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	110,226	110,226
	Saudi National Bank and others	USD	705,517	667,341
	Saudi National Bank	SAR	42,505	42,505
	Shinhan Bank and others	MXN	21,290	21,290

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

50.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions and others as of December 31, 2025 are as follows, Continued:

Commitments	Financial institutions	Currency	Credit limit	Used amount

	In millions of won and thousands of foreign currencies
Others (*)	Nonghyup Bank and others	KRW	624,149	210,779
	Nonghyup Bank and others	USD	575,137	162,799
	Shinhan Bank	QAR	155,213	—
	Standard Chartered	AED	50	50
Secured loan of credit sales	Nonghyup Bank and others	KRW	284,500	—
Inclusive credit	Hana Bank and others	KRW	28,000	3,954
	Hana Bank and others	USD	35,000	USD 6,913
				INR 273,832
				AED 1,446
Equity Bridge Loan Guarantee	First Abu Dhabi Bank and others	USD	1,102,993	955,893
Trade finance	DBS Bank and others	USD	600,000	—

(*)
As of December 31, 2025, the Company has entered into a credit extension agreement for derivatives transactions with Nonghyup Bank, Hana Bank, and Woori Bank as ancillary to currency swap transactions.

(4)	As of December 31, 2025, blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows:

Obligor	Creditor	Assets provided as security(*2)	Currency	Amount	Description

	In millions of won and thousands of foreign currencies
Mira Power Limited	International Finance Corporation and others	Property, plant and Equipment and others	USD	264,800	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	132,000	Collateral for borrowings (*1)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	251,600	Collateral for borrowings (*1)
Jeongam Wind Power Co., Ltd.	KDB Capital Corporation and others	Cash and cash equivalents and others	KRW	230,716	Collateral for borrowings
Gyeongju Wind Power Co., Ltd.	Shinhan Bank and others	Property, plant and equipment and others	KRW	68,400	Collateral for borrowings (*1)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Property, plant and equipment and others	KRW	244,500	Collateral for borrowings (*1)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	USD	32,667	Collateral for borrowings (*1)
KST Electric Power Company, S.A.P.I. de C.V.	Export–Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	310,682	Collateral for debt securities (*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	230,800	Collateral for borrowings (*1)
K-SOLAR SHINAN Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	274,780	Collateral for borrowings (*1)

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

50.	Contingencies and Commitments, Continued

(4)	As of December 31, 2025, blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows, Continued:

Obligor	Creditor	Assets provided as security(*2)	Currency	Amount	Description

	In millions of won and thousands of foreign currencies
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	744,120	Collateral for borrowings
Jeju Hanlim Offshore Wind Co., Ltd.	Kookmin Bank and others	Property, plant and equipment and others	KRW	37,232	Collateral for borrowings
Western Power Changgi Solar Co., Ltd.	Samsung Life Insurance and others	Property, plant and equipment and others	KRW	45,000	Collateral for borrowings (*1)
Yeongdeok Sunrise Wind Power Co., Ltd.	Korea Development Bank and others	Property, plant and equipment and others	KRW	96,240	Collateral for borrowings (*1)
Chitose Solar Power Plant LLC	SMTB	Cash and cash equivalents and others	JPY	594,963	Collateral for borrowings
Mangilao Intermediate Holdings LLC	Mizuho Bank and others	Trade receivable and others	USD	83,147	Collateral for borrowings (*1)

(*1)	This is based on the amount of loan commitment limit.

(*2)
As of December 31, 2025, the Company has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, factory foundation mortgages, deposit pledges, etc.

The Company has ￦1,197 million of project loans from the Korea Energy Agency as of December 31, 2025. The Company has provided a promissory note as a repayment guarantee.

(5)
The Company temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ￦55,707 million as of December 31, 2025, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ￦761 million and depreciation on the idle assets of ￦3,614 million are recorded in other expenses for the year ended December 31, 2025. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Company is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of December 31, 2025.

(6)
As the government of the Republic of Korea announced the suspension of operation in Gaeseong Industrial District, it is uncertain if the Company can exercise the property rights for the Company’s facility in Gaeseong Industrial District as of December 31, 2025. Accordingly, the book value of the facility, amounting to ￦11,778 million, was recognized as an impairment loss, and trade receivables related to companies residing in the Gaeseong Industrial District were fully written off. As of December 31, 2025, the Company cannot make reasonable estimation on whether assets will be recovered or utilized in regular way related thereto.

(7)	As of December 31, 2025, the Company owns land at 6171-1 Nuri-ri, Yeongi-myeon, Sejong Special Self-Governing City as PP&E with limited ownership, and its book value is ￦64,371 million.

(8)
The Korea Institute of Energy Technology(KENTECH) was established in April, 2020, in accordance with the “Basic plan for the establishment of KENTECH (July, 2019)”. By the special law to create KENTECH, the Company, government, and local government may contribute to the fund. The Company will decide whether to contribute to the fund on a board resolution after consulting with relevant organizations considering its financial situation each

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

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

50.	Contingencies and Commitments, Continued

(4)	As of December 31, 2025, blank check and assets provided as collaterals or pledges to financial institutions by the Company are follows, Continued:

(10)
The Company believes that a potential obligation related to mutual cooperation contributions exists in connection with nuclear power plants whose design life is approaching expiration. The amount and terms of such mutual cooperation contributions have not been agreed upon, and accordingly, the likelihood of an outflow of economic benefits resulting from the settlement of such obligation cannot be reasonably estimated, as of December 31, 2025.

51.	Subsequent Events

(1)	Subsequent to December 31, 2025, KEPCO borrowed long-term borrowings for the purposes of operation and details related thereto are as follows:

Company	Type	Issue date	Maturity	Interest rate (%)	Amount
	In millions of won
Korea Electric Power Corporation	Local long-term borrowings (Mid- to long-term CP (*))	2026.01.22	2029.01.22	3M CD + 0.34	￦	200,000
Korea Electric Power Corporation	Local long-term borrowings (Mid- to long-term CP (*))	2026.02.04	2029.02.02	3M CD + 0.36		200,000
Korea Electric Power Corporation	Local long-term borrowings (Mid- to long-term CP (*))	2026.02.12	2029.02.09	3M CD + 0.40		200,000
Korea Electric Power Corporation	Local long-term borrowings (Mid- to long-term CP (*))	2026.04.01	2029.03.30	3M CD + 0.40		200,000
Korea Electric Power Corporation	Local long-term borrowings (Mid- to long-term CP (*))	2026.04.22	2029.04.21	3M CD + 0.38		200,000

(*)	The maturity of mid- to long-term CPs corresponds to contract period of commercial paper repurchase agreements.

(2)
Subsequent to December 31, 2025, KEPCO and its subsidiaries, Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd. and Korea East-West Power Co., Ltd. issued bonds denominated in Korean won for the purpose of operation funding and details related thereto are as follows:

Company	Type	Issue date	Maturity	Interest rate (%)		Amount
	In millions of won
Korea Electric Power Corporation	#1536 Corporate bond	2026.01.06	2028.01.06	2.98	￦	200,000
	#1537 Corporate bond	2026.01.06	2029.01.05	3.15		100,000
	#1538 Corporate bond	2026.01.12	2028.01.12	2.99		200,000
	#1539 Corporate bond	2026.01.12	2029.01.12	3.15		200,000
	#1540 Corporate bond	2026.01.19	2028.01.19	3.11		120,000
	#1541 Corporate bond	2026.01.19	2029.01.19	3.32		250,000
	#1542 Corporate bond	2026.01.27	2028.01.25	3.20		30,000
	#1543 Corporate bond	2026.01.27	2029.01.26	3.41		100,000
	#1544 Corporate bond	2026.01.27	2031.01.27	3.65		80,000
	#1545 Corporate bond	2026.02.03	2028.02.03	3.35		50,000
	#1546 Corporate bond	2026.02.03	2029.02.02	3.54		120,000
	#1547 Corporate bond	2026.02.03	2031.02.03	3.80		130,000
	#1548 Corporate bond	2026.02.10	2028.02.10	3.44		70,000
	#1549 Corporate bond	2026.02.10	2029.02.09	3.65		100,000
	#1550 Corporate bond	2026.02.10	2031.02.10	3.86		170,000
	#1551 Corporate bond	2026.02.24	2028.02.24	3.28		110,000

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

51.	Subsequent Events, Continued

(2)
Subsequent to December 31, 2025, KEPCO and its subsidiaries, Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd. and Korea East-West Power Co., Ltd. issued bonds denominated in Korean won for the purpose of operation funding and details related thereto are as follows, Continued:

Company	Type	Issue date	Maturity	Interest rate (%)		Amount
	In millions of won
Korea Electric Power Corporation	#1552 Corporate bond	2026.02.24	2029.02.23	3.51	￦	230,000
	#1553 Corporate bond	2026.02.24	2031.02.24	3.71		100,000
	#1554 Corporate bond	2026.03.05	2028.03.03	3.31		120,000
	#1555 Corporate bond	2026.03.05	2029.03.05	3.52		110,000
	#1556 Corporate bond	2026.03.05	2031.03.05	3.71		70,000
	#1557 Corporate bond	2026.03.17	2028.03.17	3.43		80,000
	#1558 Corporate bond	2026.03.17	2029.03.16	3.63		160,000
	#1559 Corporate bond	2026.04.02	2028.03.31	3.7		130,000
	#1560 Corporate bond	2026.04.02	2029.04.02	3.8		120,000
	#1561 Corporate bond	2026.04.02	2031.04.02	3.91		70,000
	#1562 Corporate bond	2026.04.07	2028.04.07	3.65		150,000
	#1563 Corporate bond	2026.04.07	2029.04.06	3.81		180,000
	#1564 Corporate bond	2026.04.07	2031.04.07	3.87		70,000
	#1565 Corporate bond	2026.04.15	2028.04.14	3.51		150,000
	#1566 Corporate bond	2026.04.15	2029.04.13	3.7		220,000
	#1567 Corporate bond	2026.04.15	2031.04.15	3.82		30,000
	#1568 Corporate bond	2026.04.21	2028.04.21	3.52		150,000
	#1569 Corporate bond	2026.04.21	2029.04.20	3.7		160,000
	#1570 Corporate bond	2026.04.21	2031.04.21	3.86		100,000
	#1571 Corporate bond	2026.04.28	2028.04.28	3.65		140,000
	#1572 Corporate bond	2026.04.28	2029.04.27	3.84		140,000
	#1573 Corporate bond	2026.04.28	2031.04.28	3.98		9,000
Korea South-East Power Co., Ltd.	#69-1 Corporate bond	2026.01.20	2028.01.19	3.15		150,000
	#69-2 Corporate bond	2026.01.20	2029.01.19	3.40		90,000
	#69-3 Corporate bond	2026.01.20	2031.01.20	3.68		70,000
	#70-1 Corporate bond	2026.01.30	2028.01.25	3.26		110,000
	#70-2 Corporate bond	2026.01.30	2029.01.30	3.47		110,000
	#70-3 Corporate bond	2026.01.30	2031.01.30	3.78		80,000
Korea South-East Power Co., Ltd	#71-1 Corporate bond	2026.04.08	2029.04.06	4.0		190,000
	#71-2 Corporate bond	2026.04.08	2031.04.08	4.11		100,000
Korea Midland Power Co., Ltd.	#75 Corporate bond	2026.02.12	2028.02.11	3.56		100,000
	#76-1 Corporate bond	2026.04.28	2027.04.28	3.28		200,000
	#76-2 Corporate bond	2026.04.28	2029.04.28	3.98		60,000
Korea Western Power Co., Ltd.	#75-1 Corporate bond	2026.01.27	2029.01.26	3.43		100,000
	#75-2 Corporate bond	2026.01.27	2031.01.27	3.73		90,000
	#76-1 Corporate bond	2026.02.12	2029.02.09	3.63		100,000
	#76-2 Corporate bond	2026.02.12	2031.02.12	3.91		110,000
	#77-1 Corporate bond	2026.04.16	2029.04.16	3.88		190,000
	#77-2 Corporate bond	2026.04.16	2031.04.16	4.01		50,000
Korea Southern Power Co., Ltd.	#82-1 Corporate bond	2026.01.23	2029.01.23	3.38	￦	70,000
	#82-2 Corporate bond	2026.01.23	2031.01.21	3.69		30,000

KOREA ELECTRIC POWER CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements, Continued
December 31, 2024 and 2025

51.	Subsequent Events, Continued

(2)
Subsequent to December 31, 2025, KEPCO and its subsidiaries, Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd. and Korea East-West Power Co., Ltd. issued bonds denominated in Korean won for the purpose of operation funding and details related thereto are as follows, continued:

Company	Type	Issue date	Maturity	Interest rate (%)	Amount
	In millions of won
	#83-1 Corporate bond	2026.02.13	2029.02.09	3.64	60,000
	#83-2 Corporate bond	2026.02.13	2031.02.13	3.87	80,000
	#83-3 Corporate bond	2026.02.13	2036.02.13	4.11	20,000

	#84-1 Corporate bond	2026.04.09	2028.04.07	3.67	180,000
	#84-2 Corporate bond	2026.04.09	2029.04.09	3.84	100,000
	#84-3 Corporate bond	2026.04.09	2031.04.09	3.94	30,000

(3)
An armed conflict that began in the Middle East in February 2026 has resulted in increased geopolitical and economic uncertainty. These developments may affect entities with direct or indirect operations in the affected region, or those exposed to the economies of the countries involved. The conflict is considered a non-adjusting event after the reporting period. At of the date of authorization for issuance of these consolidated financial statements, the Company is unable to reasonably estimate the potential financial impact, if any, on its financial position or results of operation.

F-2
40